Form 20-F
period 2006-12-31
Cellcom Israel Ltd.
filed 2007-03-12
CIK 1385145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report …………………………….

For the transition period from _________________ to __________________

Commission file number 001-33271

CELLCOM ISRAEL LTD.

(Exact name of Registrant as specified in its charter
and translation of Registrant’s name into English)

ISRAEL

(Jurisdiction of incorporation or organization)

10 Hagavish Street, Netanya 42140, Israel

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value NIS 0.01 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2006, the Registrant had outstanding 97,500,000 Ordinary Shares, par value NIS 0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☐ Yes ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the Registrant has elected to follow.
Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☒ No

INTRODUCTION

In this annual report, “Cellcom,” the “Company,” “we,” “us” and “our” refer to Cellcom Israel Ltd. and its subsidiaries. The terms “NIS” refers to new Israeli shekel, and “dollar,” “USD” or “$” refers to U.S. dollars.

Presentation of Financial and Share Information

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in Israel, or Israeli GAAP, and, unless otherwise indicated, all financial data and discussions related to such data are based upon financial statements prepared in accordance with Israeli GAAP. The principal differences between the accounting principles applied by us under Israeli GAAP and generally accepted accounting principles in the United States, or U.S. GAAP, are discussed in note 28 to our consolidated annual financial statements included elsewhere in this annual report.

Unless we indicate otherwise, U.S. dollar translations of the NIS amounts presented in this annual report are translated using the rate of NIS 4.225 to $1.00, the representative rate of exchange as of December 31, 2006 as published by the Bank of Israel.

The information in this annual report gives effect to a 10-for-1 share split and a distribution of approximately 84.5 ordinary shares to all shareholders for each outstanding ordinary share, both of which were effected on October 12, 2006, in order to avoid the need to issue fractional shares upon the exercise of options.

Trademarks

We have proprietary rights to trademarks used in this annual report which are important to our business. We have omitted the “®” and “™” designations for certain trademarks, but nonetheless reserve all rights to them. Each trademark, trade name or service mark of any other company appearing in this annual report belongs to its respective holder.

Industry and Market Data

This annual report contains information about our market share, market position and industry data. Unless otherwise indicated, this statistical and other market information is based on statistics prepared by the Ministry of Communications of Israel, the Ministry of Finance of Israel, the Central Bureau of Statistics of Israel, the Organization for Economic Cooperation and Development, or OECD, and Pyramid Research. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. We have not independently verified the accuracy of market data and industry forecasts contained in this annual report that were taken or derived from these industry publications.

Special Note Regarding Forward-Looking Statements

We have made statements under the captions “Item 3.D - Risk Factors,” “Item 4 - Information on the Company,” “Item 5 - Operating and Financial Review and Prospects,” and in other sections of this annual report that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-

looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Item 3.D - Risk Factors.” You should specifically consider the numerous risks outlined under “Item 3.D - Risk Factors.”

Although we believe the expectations reflected in the forward-looking statements contained in this annual report are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We assume no duty to update any of these forward-looking statements after the date of this annual report to conform our prior statements to actual results or revised expectations, except as otherwise required by law.

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

A.     SELECTED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with the section of this annual report entitled “Item 5 - Operating and Financial Review and Prospects” and our consolidated financial statements and the notes thereto included elsewhere in this annual report.

The selected data presented below under the captions “Income Statement Data,” and “Balance Sheet Data” for, and as of the end of, each of the years in the five-year period ended December 31, 2006, are derived from the consolidated financial statements of Cellcom Israel Ltd. and subsidiaries, which financial statements have been audited by Somekh Chaikin, an independent registered public accounting firm and a member firm of KPMG International. The consolidated financial statements as of December 31, 2006, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2006, and the report thereon, are included elsewhere in this annual report. The selected data should be read in conjunction with the consolidated financial statements, the related notes, and the independent registered public accounting firm’s report which contains emphasis paragraphs regarding the convenience translation of the consolidated financial statements as of and for the year ended December 31, 2006 into US dollars solely for the convenience of the reader and, as explained below, reporting periods prior to January 1, 2004 have been adjusted for the changes in the general purchasing power of the Israeli currency.

The information presented below under the caption “Other Data” contains information that is not derived from the financial statements.

Pursuant to Israeli GAAP, until December 31, 2003, we prepared our financial statements on the basis of historical cost adjusted for the changes in the general purchasing power of Israeli currency, the NIS, based upon changes in the Israeli CPI. Accordingly, among other things, non-monetary items (such as fixed assets) were adjusted based on the changes in the Israeli CPI from the Israeli CPI published for the month in which the transaction relating to the asset took place up to the Israeli CPI at the date of the balance sheet. Starting January 1, 2004, the adjustment of financial statements for the impact of the changes in the purchasing power of the Israeli currency was discontinued. The adjusted amounts included in the financial statements as of December 31, 2003 constitute the starting point for the nominal financial report as of January 1, 2004. Any additions made from January 1, 2004 are included at their nominal values.

The selected information also includes certain items in accordance with U.S. GAAP. Israeli GAAP differs in certain significant respects from U.S. GAAP. For a summary of certain significant differences, see note 28 to our consolidated financial statements included elsewhere in this annual report.

For your convenience, the following tables also contain U.S. dollar translations of the NIS amounts presented at December 31, 2006, translated using the rate of NIS 4.225 to $1.00, the representative rate of exchange on December 31, 2006 as published by the Bank of Israel.

	Year Ended December 31,
	2002	2003	2004	2005	2006	2006 (In $)
	(In NIS millions, except per share data)
Income Statement Data:
Revenues	5,135	5,261	5,600	5,114	5,622	1,330
Cost of revenues	3,111	3,075	3,302	3,133	3,326	787
Selling and marketing expenses	651	613	661	623	656	155
General and administrative expenses	678	682	684	656	659	156
Operating income	695	891	953	702	981	232
Financial income (expense), net	(5)	(216)	(45)	24	(155)	(37)
Other income (expenses), net	(5)	1	1	(11)	(5)	(1)
Income tax	266	245	292	232	304	72
Net income	419	431	617	483	517	122
Basic and diluted net income per share	4.30	4.42	6.33	4.95	5.30	1.25
Weighted average ordinary shares outstanding	97,500,000	97,500,000	97,500,000	97,500,000	97,500,000	97,500,000

U.S. GAAP Data(2):
Net income	—	441	620	491	494	117
Basic and diluted earnings	—	4.52	6.36	5.04	5.07	1.20

Other Data:
EBITDA(3)	1,652	1,890	1,914	1,643	1,864	441
Capital expenditures	1,073	658	739	747	521	123
Dividends declared per share(1)	—	—	—	34.87	4.41	1.04
Net cash provided (used) by operating activities	1,285	1,393	1,471	1,272	1,477	349
Net cash provided (used) in investing activities	(1,557)	(508)	(852)	(619)	(633)	(150)

	Year Ended December 31,
	2002	2003	2004	2005	2006	2006 (In $)
	(In NIS millions, except per share data)
Net cash provided (used) by financing activities	436	(603)	(1,068)	1,114	(2,560)	(605)
Subscribers(4)	2,468	2,300	2,450	2,603	2,884
Period churn rate(5)	11.2%	27.3%	19.9%	15.0%	16.8%
ARPU (in NIS)(6)	166	162	174	151	151	36

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(In NIS millions)
Balance Sheet Data:
Cash	171	454	5	1,772	56
Working capital	(67)	(361)	(138)	1,909	237
Total assets	6,047	5,907	5,311	7,016	4,926
Shareholders’ equity	2,114	2,545	3,161	3,649	307

U.S. GAAP Data(2):
Total assets	—	—	5,610	11,100	8,998
Shareholders’ equity	—	—	3,312	4,490	4,134

(1)	All dividends declared were paid in cash in the year ended December 31, 2006.

(2)
Under U.S. GAAP, DIC’s acquisition of our shares in 2005 is treated as a purchase that requires a revaluation of our assets and liabilities, leading to increased amortization expense of intangible assets, offset by decreased depreciation expense of tangible assets under U.S. GAAP. In addition, we were required to push down certain DIC debt and the interest expense relating to such debt incurred to finance the acquisition until it was repaid in early 2006, leading to increased financial expense under U.S. GAAP. See note 28 to our consolidated financial statements. As a result of this accounting treatment, U.S. GAAP data presented for the year ended and as at December 31, 2005 and for the year ended and as at December 31, 2006 are not comparable with the data presented for the previous periods.

(3)
EBITDA is a non-GAAP measure and is defined as income before financial income (expenses), net; other income (expenses), net; income tax; depreciation and amortization. We present EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our recently incurred significant debt), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses or, most recently, our provision for tax expenses) the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense and, until December 31, 2003, the effects of adjusting for changes in the general purchasing power of the Israeli currency as discussed above). EBITDA should not be considered in isolation or as a substitute for operating income or other statement of operations or cash flow data prepared in accordance with GAAP as a measure of our profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this annual report, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

The following is a reconciliation of net income to EBITDA:

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(In NIS millions)
Net income	419	431	617	483	517
Financial expense (income), net	5	216	45	(24)	155
Other expenses (income)	5	(1)	(1)	11	5
Income taxes	266	245	292	232	304
Depreciation and amortization	957	999	961	941	883
EBITDA	1,652	1,890	1,914	1,643	1,864

(4)	Subscriber data refer to active subscribers. Until June 30, 2006, we had a three-month method of calculating our subscriber base, which means that we deduct subscribers from our subscriber base after three months of no revenue generation or activity on our network by or in relation to both the post-paid and pre-paid subscriber. We now believe that waiting six months to deduct subscribers is preferable since many subscribers that were inactive for three months become active again before the end of six months. As a result, commencing July 1, 2006, we adopted a six-month method of calculating our subscriber base, but have not restated our prior subscriber data presented in this table to reflect this change. The six-month method is, to the best of our knowledge, consistent with the methodology used by other cellular providers in Israel. This change in methodology resulted in an increase of our number of reported subscribers by approximately 80,000 compared to the prior methodology and affected our other key performance indicators accordingly.

We also revised our subscriber calculation methodology in 2003 and 2005 but in each case have not restated prior subscriber data to conform to the new presentation. We estimate that the change in methodology in 2003 led to a decrease in our reported subscriber numbers of approximately 300,000 and the change in methodology in 2005 led to an increase in our reported subscriber numbers of approximately 84,000.

(5)	Churn rate is defined as the total number of voluntary and involuntary permanent deactivations in a given period expressed as a percentage of the number of subscribers at the beginning of the period. Involuntary permanent deactivations relate to subscribers who have failed to pay their arrears for the period of six consecutive months. Voluntary permanent deactivations relate to subscribers who terminated their use of our services.

(6)	Average monthly revenue per subscriber (ARPU) is calculated by dividing revenues from cellular services for the period by the average number of subscribers during the period and by dividing the result by the number of months in the period. Revenues from inbound roaming services are included even though the number of subscribers in the equation does not include the users of those roaming services. Inbound roaming services are included because ARPU is meant to capture all service revenues generated by a cellular network, including roaming services. Revenues from sales of extended warranties are included because they represent recurring revenues generated by subscribers, but revenues from sales of handsets, repair services and transmission services are not. We, and industry analysts, treat ARPU as a key performance indicator of a cellular operator because it is the closest meaningful measure of the contribution to service revenues made by an average subscriber.

We have set out below the calculation of ARPU for each of the periods presented:

	Year Ended December 31,
	2002	2003	2004	2005	2006	2006 (in$)
	(In NIS millions, except number of subscribers and months)
Revenues	5,135	5,261	5,600	5,114	5,622	1,330
less revenues from equipment sales	502	498	646	565	636	150
less other revenues*	10	22	21	38	61	14
justments to the Israeli CPI**	(32)	(62)	—	—	—	—
Revenues used in ARPU calculation (in NIS millions)	4,655	4,803	4,933	4,511	4,925	1,166
Average number of subscribers	2,336,264	2,477,316	2,368,919	2,489,453	2,717,133
Months during period	12	12	12	12	12	12
ARPU (in NIS, per month)	166	162	174	151	151	36

*	Other revenues includes revenues from repair services and transmission services.

**
Pursuant to Israeli GAAP, until December 31, 2003, we prepared our financial statements on the basis of historical cost adjusted for the changes in the general purchasing power of Israeli currency, the NIS, based upon changes in the Israeli CPI. We reverse these adjustments in presenting ARPU.

If the change in methodology of calculating our subscriber base had not changed in July 2006, ARPU for the year ended December 31, 2006 would have been NIS 153.

Exchange Rate Information

The following table shows, for each of the months indicated, the high and low exchange rates between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:

Month	High (NIS)	Low (NIS)

September 2006	4.394	4.297
October 2006	4.302	4.238
November 2006	4.331	4.247
December 2006	4.234	4.176
January 2007	4.260	4.187
February 2007	4.254	4.183

On March 8, 2007 the daily representative rate of exchange between the NIS and U.S. dollar as published by the Bank of Israel was NIS 4.211 to $1.00.

The following table shows, for periods indicated, the average exchange rate between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar, calculated based on the average of the representative rate of exchange on the last day of each month during the relevant period as published by the Bank of Israel:

Year	Average (NIS)
2002	4.736
2003	4.512
2004	4.483
2005	4.503
2006	4.442

The effect of exchange rate fluctuations on our business and operations is discussed in “Item 5 - Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures about Market Risk.”

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on our business, financial condition or results of operations.

Risks Related to our Business

We operate in a heavily regulated industry, which can harm our results of operations.

A substantial part of our operations is subject to the Israeli Communications Law, 1982, the Israeli Wireless Telegraph Ordinance (New Version), 1972, the regulations promulgated thereunder and the license for the provision of cellular services that we received from the Ministry of Communications in accordance with the Communications Law. The interpretation and implementation of the provisions of our general license, as well as our other licenses, are not certain and disagreements have arisen and may arise in the future between the Ministry of Communications and us. The Communications Law and regulations thereunder grant the Ministry of Communications extensive regulatory and supervisory authority with regard to our activities, as well as the authority to impose substantial sanctions in the event of a breach of our licenses. In the event that we materially violate the terms of our licenses, the Ministry of Communications has the authority to revoke them.

Our general license is valid until February 2022. It may be extended for additional six-year periods upon our request to the Ministry of Communications and confirmation from the Ministry of Communications that we have complied with the provisions of our license and the applicable law, have continuously invested in the improvement of our service and network and have demonstrated the ability to do so in the future. Our other licenses are also limited in time. However, our licenses may not be extended when necessary, or, if extended, the extensions may be granted on terms that are not favorable to us. In addition, the Ministry of Communications may modify our licenses without our consent and in a manner that could limit our freedom to conduct our business.

Further, our business and results of operations could be materially and adversely affected by new legislation and decisions by our regulators that:

•	reduce tariffs, including interconnect and roaming tariffs, limit our ability to vary charging units or otherwise intervene in the pricing policies for our products and services;

•	regulate the termination of predefined term agreements, including requiring us to disconnect subscribers once the initial term expires;

•	impose new safety or health-related requirements;

•	impose additional restrictions on the construction and operation of cell sites;

•	impose restrictions on the provision of content services;

•	limit or otherwise intervene with the services or products that we may sell; or

•	set higher service standards.

See “Item 4.B – Business Overview - Government Regulations―Our Principal License.”

If we fail to compensate for lost revenues resulting from past or future legislative or regulatory changes with alternative sources of income, our results of operations may be materially adversely affected.

We may face claims of being in violation of the law and our license requiring the implementation of number portability and the terms of our license governing the method of charging for SMS messages.

As a result of an amendment to the Communications Law in March 2005, cellular and landline telephone operators were required to implement number portability by September 1, 2006. Number portability would permit our subscribers to change to another network operator without having to change their telephone numbers. Despite efforts to introduce the requisite technology and coordinate the transition to number portability by September 1, 2006, currently none of the cellular or landline operators has implemented number portability. We, and two other cellular operators, Pelephone Communications Ltd., or Pelephone, and Partner Communications Company Ltd., or Partner, have filed a petition with the Israeli High Court of Justice for the issuance of an order to the Government of Israel and the Ministry of Communications to show cause for their failure to act immediately in order to initiate an amendment to the Communications Law postponing the deadline for the implementation of number portability. If a reasonable extension to the deadline is not effected or other adequate relief is not granted, we may be exposed to substantial sanctions and legal claims, including class actions by subscribers. See “Item 8 - Financial Information - Legal Proceedings—Purported class actions” for additional details on a purported class action filed against us in that respect.

In 2005, our license was amended to regulate charging for SMS messages sent outside our network, which, under one interpretation of the amendment, may lead to claims of our not being in compliance with our license. To date, we have fulfilled the license requirements, even under this potential interpretation, with respect to SMS messages sent to subscribers of one other cellular operator. However, due to technological difficulties which we and our competitors face and have not yet been resolved, we may face claims, if such interpretation of the amendment prevails, of not having implemented the amendment with respect to SMS messages sent to subscribers of two other operators. We had notified the Ministry of Communications of our technological inability to fully implement the amendment, if it is so interpreted. The Ministry of Communications had proposed an amendment to our license to resolve this problem, which we believe is unsatisfactory because it does not change the charging criteria but mainly proposes certain customer notification requirements. Until such time as the cellular operators develop the necessary interfaces or our license is amended, we may be exposed, if such an interpretation prevails, to substantial sanctions and legal claims.

We may not be able to obtain permits to construct and operate cell sites.

We depend on our network of cell sites to maintain and enhance network coverage for our subscribers. In addition, where necessary, we provide certain subscribers with bi-directional amplifiers, also known as “repeaters,” to remedy weak signal reception in indoor locations. Some of these repeaters are located outdoors on rooftops. We also deploy and operate microwave sites as part of our transmission network. The construction and operation of these various facilities are highly regulated and require us to obtain various consents and permits. See “Item 4.B - Business Overview - Government Regulations—Permits for Cell Site Construction.”

We have experienced difficulties in obtaining some of these consents and permits, particularly in obtaining building permits for cell sites from local planning and building authorities. As of December 31, 2006, we operated approximately 10% of our cell sites without building permits or applicable exemptions. Although, in relation to approximately 6.5% of our cell sites we are in the process of seeking to obtain building permits or to modify them to satisfy applicable exemptions, we may not be able to obtain all the necessary permits or make the necessary modifications. Approximately 23% of our cell sites operate without building permits in reliance on an exemption from the requirement to obtain a building permit, mainly for radio access devices. Our reliance upon the exemption for radio access devices has been unsuccessfully challenged by local planning and building authorities in the courts. However, such challenges, and other claims asserting that those cell sites do not meet other legal requirements continue. In addition, we operate other cell sites in a manner that is not fully compatible with the building permits issued for these cell sites which may, in some cases, constitute grounds for termination of their lease agreements or claims for breach of such agreements. Our rooftop microwave sites and repeaters operate in reliance upon an exemption from the requirement to obtain a building permit. Substantially all of our outdoor microwave sites are rooftops. It is unclear whether other types of repeaters require a building permit. Our reliance on an exemption from the requirement to obtain building permits for the microwave sites and repeaters has not, to date, been subject to judicial challenge. Operation of a cell site or other facility without a building permit or not in accordance with other legal requirements may result in the issuance of a demolition order for the cell site or other facility or the bringing of criminal charges against us and our officers and directors. Certain of our cell sites have been subject to demolition orders. In addition, criminal charges have been brought against us and our officers and directors in connection with cell sites that were alleged to have been constructed without the required permits. As of December 31, 2006, 27 cell sites are the subject of criminal proceedings; demolition orders have been granted with respect to eight cell sites while the remaining 19 cell sites are the subject of further litigation. Certain of our officers and directors are also named in a number of these criminal proceedings as defendants. Should any of our officers or directors be found guilty of anoffence, although this has not occurred to date, they may face monetary penalties and a term of imprisonment. Our sites may be the subject of further demolition orders and we or our officers and directors may face further criminal charges.

Pursuant to the Israeli Non-Ionizing Radiation Law, 2006, which is effective, for the most part, as of January 1, 2007, the granting or renewal of an operating permit by the Ministry of Environmental Protection for a cell site or other facility is subject to the receipt of a building permit or the facility being exempt from the requirement to obtain a building permit. Should we fail to obtain building permits for our cell sites or other facilities, including in the event that our reliance upon an exemption from the requirement to obtain building permits for these cell sites and other facilities is found invalid, the Ministry of Environmental Protection will not grant or renew our operating permits for those cell sites and other facilities. Operating a cell site or a facility without an operating permit could subject us and our officers and directors to criminal, administrative and civil liability.

The draft Non-Ionizing Radiation Regulations published by the Ministry of Environmental Protection in November 2006 propose additional restrictions in relation to the operation of cell sites and other facilities. If these restrictions are adopted in their current draft format, they will, among other things, limit our ability to construct new sites and renew operating permits for a number of our existing sites, specifically in residential areas.

If we are unable to obtain or renew building or other consents and permits for our existing sites or other facilities, we will be required to demolish or relocate these cell sites and facilities. Our inability to relocate cell sites or other facilities in a timely manner could adversely affect our existing network resulting in the loss of subscribers, prevent us from meeting the network coverage and quality requirements contained in our license and adversely impact our network build-out, all of which may have a material adverse result on our results of operations and financial condition.

We may be required to indemnify certain local planning and building committees in respect of claims against them.

Under the Israeli Planning and Building Law, 1965, by approving a building plan, local planning and building committees may be held liable to compensate for depreciation of properties included in or neighboring the approved plan.

In January 2006, the law was amended to require an applicant, as a precondition to obtaining a cell site construction permit from a planning and building committee, to provide a letter to the committee indemnifying it for possible depreciation claims. As of December 31, 2006, we have provided over 45 indemnification letters to local planning and building committees. Calls upon our indemnities may have a material adverse effect on our financial condition and results of operations. Further, if we are required to make substantial payments under the indemnity letters, it could trigger a default under our credit facility. We may also decide to demolish or relocate existing cell sites to less favorable alternatives and to construct new cell sites in alternative, less suitable locations or not at all, due to the obligation to provide indemnification. As a result, our existing service may be impaired or the expansion of our network coverage could be limited.

In addition, local planning and building committees have sought to join cellular operators, including us, as defendants in depreciation claims made against them even though indemnification letters were not provided. We were joined as defendants in a small number of cases. It is possible that the joining of cellular operators to similar claims will continue despite the absence of an indemnification letter. This practice increases the risk that we may be exposed to material liability as a result of depreciation claims.

In February 2007, the Israeli Minister of Interior Affairs extended the limitation period within which depreciation claims may be brought under the Planning and Building Law from three years from approval of the building plan to the later of one year from receiving a building permit for a cell site and six months from the construction of a cell site. The Minister retains the general authority to extend such period further. This extension of the limitation period increases our potential exposure to depreciation claims. In addition, should the Planning and Building Law be construed or amended to allow a longer period of limitation for depreciation claims than the current limitation period set in that law, our potential exposure to depreciation claims would increase.

Alleged health risks relating to non-ionizing radiation generated from cell sites and cellular telecommunications devices may harm our prospects.

Handsets, accessories and various types of cell sites are known to be sources of non-ionizing radiation emissions. While, to the best of our knowledge, the handsets that we market comply with the applicable legislation that relate to acceptable “specific absorption rate,” or SAR, levels, we rely on the SAR levels published by the manufacturers of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers’ approvals refer to a prototype handset, we have no information as to the actual level of SAR of the handsets throughout the lifecycle of the handsets, including in the case of handset repair. See “Item 4.B - Business Overview - Government Regulations—Handsets.” Concerns regarding cell sites have already caused us difficulties in obtaining or renewing leases for cell sites. If health concerns over non-ionizing radiation increase, any adverse findings in new studies of non-ionizing radiation are published or if non-ionizing radiation levels are found to be higher than the standards set for handsets and cell sites, consumers may be discouraged from using cellular handsets and regulators may impose additional restrictions on the construction and operation of cell sites or handset usage. See the discussion of the draft Non-Ionizing Radiation Regulations above in “We may not be able to obtain permits to construct and operate cell sites.” As a result, we may experience increased difficulty in obtaining leases for new cell site locations or renewing leases for existing locations (although, in total we have experienced renewal problems with approximately 5% of our cell site leases each year); we may be exposed to property depreciation claims; we may lose revenues due to decreasing usage of our services; we may be subject to increased regulatory costs; and we may be subject to health-related claims for substantial sums. We have not obtained insurance for these potential claims. An adverse outcome to, or settlement of, any litigation against us or any other provider of cellular services could have a material adverse effect on our results of operations, financial condition or prospects.

We face intense competition in all aspects of our business.

The Israeli cellular telephone market is highly competitive. We compete for subscribers with three other cellular operators. While we enjoy the largest market share, estimated to be 34.4% as of December 31, 2006, two of our competitors, Partner and Pelephone, enjoy estimated market shares of 31.9% and 28.7% respectively, with MIRS Motorola Communications Ltd., or MIRS, estimated to have a market share of 5%. The current competitive pressure in the Israeli market results primarily from the highly penetrated state of the market. See “Item 4.B – Business Overview - The Telecommunications Industry

in Israel.” This means that market growth is limited and cellular operators compete intensely to retain their own subscribers and attract those of their competitors. Any of the following developments in our market is expected to increase competition further and may result in a loss of subscribers, increased subscriber acquisition and retention costs and ultimately reduced profitability for us:

•	the implementation of number portability, as it would eliminate one of the deterrents to switching between cellular operators;

•
Pelephone’s offering of certain services jointly with its parent company, Bezeq, the incumbent landline operator; although Bezeq and Pelephone may not offer integrated or combined packages of cellular and landline telephone and other telecommunication services currently, the Ministry of Communications has stated that once Bezeq’s share of the Israeli landline telephone market falls below 85% (Bezeq does not publish its market share), it would be permitted to offer certain services jointly with its subsidiaries subject to regulatory limitations;

•
the entry into the Israeli cellular market by mobile virtual network operators, or MVNOs, could increase competition and thus may adversely affect our revenues; the government has authorized an examination of the desirability of introducing MVNO operation in Israel; the findings and recommendations are expected to be published in May 2007; and

•
a proposed amendment to the Israeli Restrictive Trade Practices Law, 1988 to grant the Commissioner of Restrictive Trade Practices broader authority to take action against oligopolies where there is insufficient competition, including the authority to issue orders to remove or to ease entry or transfer barriers, should the Commissioner conclude that this would increase competition; if the Commissioner were to decide that the Israeli cellular market was oligopolistic and insufficiently competitive, this could limit our freedom to manage our business, increase the competitive pressures that we face and adversely affect our results of operations.

We could be subject to legal claims due to the inability of our information systems to fully support our calling plans.

In order to attract and retain the maximum number of subscribers in our highly competitive market, we design specific calling plans to suit the preferences of various subscriber groups. We require sophisticated information systems to record accurately subscriber usage pursuant to the particular terms of each subscriber’s plan as well as accurate database management and operation of a very large number of calling plans. From time to time, we have detected some discrepancies between certain calling plans and the information processed by our internal information systems, such as applying an incorrect rebate or applying an incorrect tariff to a service resulting in a higher charge. We have invested substantial resources to refine and improve our information and control systems and ensure that our new calling plans are appropriately processed by our information systems; we have also taken steps to remedy the identified discrepancies and have established reserves where the discrepancies are quantifiable. Despite our substantial investments, we may experience discrepancies in the future due to the multiplicity of our plans and the scope of the processing tasks. Further, while we invest substantial efforts in monitoring our employees and third-

party distributors and dealers that market our services, it is possible that some of our employees, distributors or dealers may offer terms and make (or fail to make) representations to existing and prospective subscribers that do not fully conform to applicable law, our license or the terms of our calling plans. As a result of these discrepancies, we may be subject to subscribers’ claims, including class action claims, and substantial sanctions for breach of our license that may materially adversely affect our results of operations.

We are exposed to, and currently are engaged in, a variety of legal proceedings, including class action lawsuits.

We provide services to millions of subscribers on a daily basis. As a result of the scope and magnitude of our operations we are subject to the risk of a large number of lawsuits, including class action suits by consumers with respect to billing and other practices. These actions may be costly to defend and could result in significant judgments against us. The Israeli Class Actions Law, 2006 and the 2005 amendment to the Israeli Consumer Protection Law, 1981 include provisions that expand the causes of action for which a class of litigants may bring suit, including with regard to any damages allegedly incurred prior to the effective date of these laws, reducing the minimal requirements for certification of a class action lawsuit and reducing the qualifications required to be a lead plaintiff in a class action lawsuit. These laws may increase the number of requests for certification of class actions against us, our legal exposure and our legal costs in defending against such suits, which as a result may materially and adversely affect our financial results. Currently, we are engaged in a number of purported class action suits as a defendant, some of which are for substantial amounts. For a summary of certain material legal proceedings, see “Item 8 - Financial Information - Legal Proceedings.”

We are subject to the risk of intellectual property rights claims against us, including in relation to innovations we develop ourselves. These claims may require us to initiate or defend protracted and costly litigation, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages or may be required to obtain licenses for the infringing product or service. If we cannot obtain all necessary licenses on commercially reasonable terms, we may be forced to stop using or selling the products and services, which could adversely affect our ability to provide certain services and products.

We may be subject to increased regulation in respect of handset sales.

The Ministry of Communications is considering adopting changes to the licenses of the cellular operators that would prohibit cellular operators from offering calling plans that include handset subsidies to subscribers who purchase their handsets from the operators, unless the same terms are also offered to subscribers who purchase their handsets elsewhere. If such proposed changes are adopted, this would impair our ability to offer handsets to our subscribers at subsidized prices or in conjunction with attractive calling plans. This may lead to difficulties in selling advanced handsets that have the potential to generate high content-related revenues, which in turn may reduce our potential revenues or require higher subscriber acquisition costs and adversely affect our results of operations.

We rely on interconnecting telecommunications providers and could be adversely affected if these providers fail to provide these services without disruption and on a consistent basis.

Our ability to provide commercially viable cellular telephone services depends upon our ability to interconnect with the telecommunications networks of landline, cellular telephone and international operators in Israel in order to complete calls between our subscribers and parties on a landline or other cellular telephone network, as well as third parties abroad. All landline, cellular telephone and international operators in Israel are required to provide interconnection to, and not to discriminate against, any other licensed telecommunications operator in Israel. We have no control over the quality and timing of the investment and maintenance activities that are necessary for these entities to provide us with interconnection to their respective telecommunications networks. The failure of these or other telecommunications providers to provide reliable interconnections to us on a consistent basis could have an adverse effect on our business, financial condition or results of operations.

There are certain restrictions in our license relating to the ownership of our shares.

Our license restricts ownership of our ordinary shares and who can serve as our directors as follows:

•
our founding shareholder, Discount Investment Corporation Ltd., or DIC (or its transferee or transferees, if approved in advance by the Ministry of Communications as “founding shareholders”), must own at least 26% of each of our means of control;

•
Israeli citizens and residents among our founding shareholders (or their approved transferees) must own at least 20% of our outstanding share capital and each of our other means of control (DIC has agreed to comply with this requirement);

•	a majority of our directors must be Israeli citizens and residents;

•	at least 20% of our directors must be appointed by Israeli citizens and residents among our founding shareholders; and

•
we are required to have a committee of our Board of Directors that deals with matters relating to state security, which must be comprised of at least four directors (including an external director) having the requisite security clearance by Israel’s General Security Service.

If these requirements are not complied with, we could be found to be in breach of our license and our license could be changed, suspended or revoked.

In addition, our license provides that, without the approval of the Ministry of Communications, no person may acquire or dispose of shares representing 10% or more of our outstanding share capital. Further, our directors and officers and any holder of ordinary shares representing 5% or more of our outstanding share capital may not own 5% or more of Bezeq or any of our competitors or serve as a director or officer of such a company, subject to certain exceptions which require the prior approval of the Ministry of Communications.

To ensure that an unauthorized acquisition of our shares would not jeopardize our license, our articles of association provide that any shares acquired without approval required under our license will not be entitled to voting rights.

If our service is to be determined by the Israeli Government to be an “essential service”, the Prime Minister and the Ministry of Communications could impose additional limitations including a heightened requirement of Israeli ownership of our ordinary shares.

Although our articles of association contain certain provisions that are aimed at reducing the risk that holdings or transfers of our ordinary shares will contravene our license, we cannot entirely control these and other matters required by our license, the violation of which could be a basis for suspending or revoking our license. See “Item 4.B - Business Overview - Government Regulations ―Our Principal License.”

We may be adversely affected by the significant technological and other changes in the cellular communications industry.

The cellular market is known for rapid and significant technological change. Our current technologies, including our 3.5G technologies, may be overtaken rapidly, requiring us to invest in alternative technologies to remain competitive. Further, technologies such as satellite-based personal communications services, wireless broadband access services such as WiMAX, and other technologies that have the capacity to handle cellular calls may enter our market and compete with traditional cellular providers, thus further intensifying the competition we face requiring us to reduce prices, thus adversely affecting our results of operations.

If we cannot obtain or maintain favorable roaming arrangements our services may be less attractive or less profitable.

We rely on agreements to provide roaming capability to our subscribers in many areas outside Israel. As of December 31, 2006, we had roaming arrangements with over 470 cellular providers in 171 countries around the world. However, as we cannot control the quality of the service that they provide, it may be inferior to the quality of service that we provide. Equally, our subscribers may not be able to use some of the advanced features that they enjoy when making calls on our network. Some of our competitors may be able to obtain lower roaming rates than we do because they may have larger call volumes or because of their affiliations with other international cellular operators. If our competitors’ providers can deliver a higher quality or a more cost effective roaming service, then subscribers may migrate to those competitors and our results of operation could be adversely affected. Further, we may not be able to compel providers to participate in our technology migration and enhancement strategies. As a result, our ability to implement technological innovations could be adversely affected if these overseas providers are unable or unwilling to cooperate with the further development of our network or if they cease to provide services comparable to those we offer on our network.

In addition, in 2006, the European Union declared that it is considering regulating roaming tariffs. To our knowledge, following such declaration, several operators in Europe agreed to reduce roaming tariffs among themselves. Should such operators decide to reduce roaming tariffs with us as well, this could reduce the revenues we derive from our roaming services and adversely affect our profitability and results of operations.

Our substantial debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability.

As of December 31, 2006, our total indebtedness was approximately NIS 3,197 million ($757 million). Our credit facility and the indentures governing our debentures currently permit us to incur additional indebtedness, subject to maintaining certain financial ratios and other restrictions contained in our credit facility. Our substantial debt could adversely affect our financial condition by, among other things:

•
increasing our vulnerability to adverse economic, industry or business conditions, including increases in prevailing interest rates, particularly because our debentures are linked to the Israeli CPI, and our credit facility bears interest at a variable rate;

•	limiting our flexibility in planning for, or reacting to, changes in our industry and the economy in general;

•	requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, thus reducing the funds available for operations and future business development; and

•	limiting our ability to obtain additional financing to operate, develop and expand our business.

Our freedom to operate our business is limited as a result of certain restrictive covenants contained in our credit facility and our indentures.

Our credit facility contains a number of restrictive covenants that limit our operating and financial flexibility. These covenants include, among other things, limitations on liens (also contained in the indentures governing our debentures), on the incurrence of indebtedness, on the provision of loans and guarantees and on acquisitions, dispositions of assets, mergers and other changes of control. Our credit facility also contains covenants regarding maintaining certain levels of financial ratios during the term of the facility, including as a condition to the distribution of dividends. Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. Such obligations may hinder our ability to finance our future operations or the manner in which we operate our business. In particular, any non-compliance with performance-related covenants and other undertakings of our credit facility and debentures could result in an acceleration of our outstanding debt under our credit facility and debentures and restrict our ability to obtain additional funds, which could have a material adverse effect on our business, financial condition or results of operations. Further, our inability to maintain the financial ratios required under our credit facility for the distribution of dividends may limit our ability to distribute dividends.

Our business results may be affected by currency fluctuations, by our currency hedging positions and by changes in the Israeli Consumer Price Index.

A substantial amount of our cash payments are incurred in, or linked to, non-NIS currencies. In particular, in 2005 and 2006, payments in U.S. dollars or linked to the U.S. dollar represented approximately 19% and 26%, respectively, of total cash outflow. These payments included capital expenditures, cell site rental fees, payments to equipment suppliers and, in 2006, payments of principal and interest on our credit facility. As almost all of our cash receipts are in NIS, any devaluation of the NIS against those non-NIS currencies in which we make payments, particularly the U.S. dollar, will increase the NIS cost of our non-NIS denominated or linked expenses and capital expenditures.

We engage in currency hedging transactions to reduce the impact on our cash flows and results of operations of these currency fluctuations. We recognize freestanding derivative financial instruments as either assets or liabilities in our balance sheet and we measure those instruments at fair value. However, accounting for changes in the fair value of a derivative instrument, such as a currency hedging instrument, depends on the intended use of the derivative instrument and the resulting designation. For a foreign exchange derivative instrument designated as a cash flow hedge, the effective portion of the derivative instrument is initially reported as a component of our shareholders’ equity and subsequently recognized in our income statement as the hedged item affects earnings. For derivative instruments that are not designated as cash flow hedges, changes in fair value are recognized in our income statement without any reference to the change in value of the related budgeted expenditures. These differences could result in fluctuations in our reported net income on a quarterly basis.

Further, since the principal amount of, and interest that we pay on our debentures are linked to the Israeli CPI, any increase in the Israeli CPI will increase our financial expenses and could adversely affect our results of operations.

We may not be able to fulfill our dividend policy in the future.

In February 2006, we adopted a dividend policy targeting a payout ratio of at least 75% of our net income under Israeli GAAP in each calendar year, subject to any applicable law, our license and contractual obligations and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. Our credit facility limits our ability to pay dividends, including by limiting our distribution of dividends in respect of any financial year so that any distributions based on retained earnings accumulated since January 1, 2006, do not exceed the lesser of (a) 75% of our aggregate net income from January 1, 2006 to the date of distribution and (b) the aggregate “eligible dividend amount” from January 1, 2006 to the date of distribution, the “eligible dividend amount” being the lesser of (i) our net income for each financial year and (ii) the excess of free cash flow over 110% of total debt service for each financial year. In addition, we are also permitted to make distributions out of the expected approximately NIS 285 million ($67 million) adjustment to retained earnings referred to below in “Item 5 - Operating and Financial Review and Prospects — Overview — New Israeli accounting standard affecting measurement of fixed assets.” Our license requires that we and our 10% shareholders maintain at least $200 million of combined shareholders’ equity. See “Item 5 - Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt service.” Dividend payments are not guaranteed and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends.

Further, our dividend policy, to the extent implemented, will significantly restrict our cash reserves and may adversely affect our ability to fund unexpected capital expenditures as well as our ability to make interest and principal repayments on our debentures and term loan. As a result, we may be required to borrow additional money or raise capital by issuing equity securities, which may not be possible on attractive terms or at all.

If we are unable to fulfill our dividend policy, or pay dividends at levels anticipated by investors, the market price of our shares may be negatively affected and the value of your investment may be reduced.

We rely on a limited number of suppliers for key equipment and services.

We depend upon a small number of suppliers to provide us with key equipment and services. For example, Nokia Israel provides our network system based on GSM/GPRS/EDGE technology, our UMTS/HSDPA core system and related products and services; LM Ericsson Israel supplies our radio access network and related products and services based on UMTS/HSDPA technology; Amdocs Israel provides us with services with respect to the operating of, and the implementation of developments to, our billing system; and Be’eri Printers provides our printing supplies and invoices as well as the distribution, packaging and delivery of invoices and other mail to the postal service distribution centers. In addition, we lease a portion of our transmission capacity from Bezeq, the incumbent landline operator. Bezeq has experienced labor disputes, including stoppages, during the recent privatization process and liberalization of the landline market, and additional disruptions, stoppages and slowdowns may be experienced in the future. If these suppliers fail to provide equipment or services to us on a timely basis, we may be unable to provide services to our subscribers in an optimal manner until an alternative source can be found and our license may be at risk of revocation for failure to satisfy the required service standards.

We are a member of the IDB group of companies, one of Israel’s largest business groups. This may limit our ability to expand our business, to acquire other businesses or to borrow money from Israeli banks.

We are an indirect subsidiary of IDB Holding Corporation Ltd., or IDB, one of Israel’s largest business groups. Other indirect subsidiaries of IDB (Barak, NetVision and Globcall) also operate in the Israeli communication market providing high speed Internet, international telephone services and wireline and landline communication services. As a result, conflicts of interest may arise between us and other IDB group companies. Due to the limited size of the Israeli market and due to the high level of regulation of the Israeli market, in particular in the communications market, our being a member of the IDB group of companies may limit our ability to expand our business in the future, to form joint ventures and strategic alliances and conduct other strategic transactions with other participants in the Israeli communications market.

In addition, pursuant to the “Guidelines for Sound Bank Administration” issued by the Israeli Supervisor of Banks, the amount that an Israeli bank may lend to one group of borrowers and to each of the six largest borrowers of such banking corporation is limited. Since we are a member of IDB’s group of borrowers, these guidelines may limit the ability of Israeli banks to lend money to us, although this has not occurred to date.

Risks Relating to Operating in Israel

We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel.

Our operations, our network and some of our suppliers are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Since September 2000, terrorist violence in Israel has increased significantly and negotiations between Israel and Palestinian representatives have effectively ceased. The establishment in 2006 of a government in the Palestinian Authority by representatives of the Hamas militant group has created additional unrest and uncertainty in the region. Further, Israel was recently engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. Any armed conflicts, terrorist activities or political instability in the region would likely negatively affect business conditions and could harm our results of operations, including following termination of such conflicts due to a decrease in the number of tourists visiting Israel.

In addition, in the event that the State of Israel relinquishes control over certain territories currently held by it to the Palestinian Authority, we will not be able to provide service from our cell sites located in Israeli populated areas and on connecting roads in these territories. This may result in the loss of subscribers and revenues and in a decrease in our market share.

Our freedom and ability to conduct our operations may be limited during periods of national emergency.

The Communications Law grants the Prime Minister of Israel the authority, for reasons of state security or public welfare, to order a telecommunications license holder to provide services to security forces, to perform telecommunication activities or to establish a telecommunications facility as may be required for the security forces to carry out their duties. Further, the Israeli Equipment Registration and IDF Mobilization Law, 1987, also permits the registration of engineering equipment and facilities and the taking thereof for the use of the Israel Defense Forces. This law further sets the payment for use and compensation for damages caused to the operator as a result of such taking. Our general license also permits the Israeli Government, during national emergencies or for reasons of national security, to take all necessary actions in order to ensure state security, including taking control of our network, and requires us to cooperate with such actions. If national emergency situations arise in the future and if we are to be subject during such time to any of the foregoing actions, this could adversely affect our ability to operate our business and provide services during such national emergencies and adversely affect our business operations.

Provisions of Israeli law and our license may delay, prevent or impede an acquisition of us, which could prevent a change of control.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. For example, a merger may not be completed unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israel Registrar of Companies and at least 30 days from the date that the shareholders of both merging companies approved the merger. In addition, a majority of each class of securities of the target company is required to approve a merger. Further, the provisions of our license require the prior approval of the Ministry of Communication for changes of control in our Company.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when the time expires, tax then becomes payable even if no actual disposition of the shares has occurred.

These provisions could delay, prevent or impede an acquisition of us, even if such an acquisition would be considered beneficial by some of our shareholders.

It may be difficult to enforce a U.S. judgment against our officers, our directors and us or to assert U.S. securities law claims in Israel.

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this annual report, all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because all of our assets and all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

Additionally, it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

Risks Relating to Our Ordinary Shares

We are controlled by a single shareholder who can significantly influence matters requiring shareholders’ approval.

As of February 28, 2007, DIC holds, directly and indirectly, approximately 59% of our outstanding share capital. Pursuant to a shareholders agreement among DIC and certain of our minority shareholders, who in the aggregate own 5.5% of our ordinary shares, DIC has been granted voting rights in respect of those shares. In addition to DIC’s shareholdings and such additional voting rights, it has the right to appoint the 20% of our directors that we are required by our license and articles of association to have appointed by Israeli citizens and residents among our founding shareholders. Accordingly, subject to legal limitations, DIC has control over all matters requiring shareholder approval, including the election and removal of our directors and the approval of significant corporate transactions. This concentration of ownership could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.

Further, as a foreign private issuer, we are exempt from the application of the NYSE rules requiring the majority of the members of our Board of Directors to be independent and requiring our Board of Directors to establish independent nomination and compensation committees. Accordingly, our minority shareholders are denied the protection intended to be afforded by these corporate governance standards.

A substantial number of our ordinary shares could be sold into the public market , which could depress our share price.

The market price of our ordinary shares could decline as a result of sales by our existing shareholders of ordinary shares in the market or the perception that these sales could occur. Most of our shareholders will have an opportunity to sell their shares for the first time following the expiration of the 180-day lock-up period agreed to between these shareholders and the underwriters of our initial public offering. These factors could also make it difficult for us to raise additional capital by selling shares.

As of the date of this annual report, we have 97,500,000 ordinary shares outstanding. Of these shares, approximately 40,000,000 shares are freely transferable without restriction or registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. Approximately 57,500,000 shares are held by our affiliates and may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 of the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after listing of our ordinary shares on the New York Stock Exchange on February 9, 2007, a person, or persons whose shares are aggregated, who is our affiliate, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of our then-outstanding ordinary shares, which will equal 975,000 shares immediately after such listing, or the average weekly trading volume of our ordinary shares on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice of the sale on Form 144. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our ordinary shares, the personal circumstances of the shareholder and other factors.

In addition, we have 2,500,000 shares reserved for issuance upon the exercise of outstanding options; the options are subject to vesting schedules but vesting will be accelerated upon certain events including any sale by IDB that leads to any reduction in IDB’s ownership below 50.01%. We intend to register these shares by filing a registration statement on Form S-8.

We have not yet evaluated our internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

We are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by the end of our 2007 fiscal year. We have only recently begun the process of determining whether our existing internal control over financial reporting systems is compliant with Section 404. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and re-evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our conclusion that our internal controls over financial reporting are not effective.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Our History

Cellcom Israel Ltd. was incorporated in 1994 in Israel. Our principal executive offices are located at 10 Hagavish Street, Netanya 41240, Israel and our telephone number is (972)-52-999-0052. Our authorized U.S. representative, Puglisi & Associates, is located at 850 Library Avenue, Suite 204 Newark, Delaware 19711 and our agent for service of process in the United States, CT Corporation System, is located at 111 Eighth Avenue, New York, NY 10011.

We hold one of the four general licenses to provide cellular telephone services in Israel. Our cellular license was granted by the Ministry of Communications in 1994 and is valid until 2022.

Our principal founding shareholders were DIC, a subsidiary of IDB, which prior to September 2005 indirectly held approximately 25% of our share capital, and BellSouth Corporation and the Safra brothers of Brazil, which together indirectly held approximately 69.5% of our share capital and voting rights in respect of an additional 5.5% of our share capital. IDB acquired the stakes of BellSouth and the Safra brothers in September 2005 and, following the sale of minority stakes to four groups of investors in 2006 and the sale of shares as part of our initial public offering in February 2007, IDB currently indirectly holds approximately 59% of our share capital and the voting rights in respect of an additional 5.5% of our share capital.

Following the acquisition by IDB in 2005, IDB put in place a new management team, including Ami Erel, the Chairman of our Board of Directors, who had previously been President and CEO of Bezeq, Amos Shapira, our Chief Executive Officer, who had been CEO of Kimberly-Clark’s Israeli subsidiary and El Al Airlines, and Tal Raz, our Chief Financial Officer, one of the founders and formerly a director of Partner, one of our principal competitors. Our new management team has already implemented a series of initiatives to drive our growth, including the continued enhancement of our distinctive brand, a greater focus on customer service and new sales campaigns.

As of the date of this Annual Report on Form 20-F, there has been no indication of any public takeover offer by any third party, respecting our ordinary shares, or by us, respecting another company’s shares.

Principal Capital Expenditures

Our accrual capital expenditure in 2004, 2005 and 2006 amounted to NIS 739 million, NIS 747 million and NIS 521 million, respectively. Accrual capital expenditure is defined as investment in fixed assets and other assets, such as spectrum licenses, during a given period. For the periods under review, a key focus of our capital investment has been the introduction of our 1800MHz GSM/GPRS/EDGE network and the build out of our UMTS/HSDPA network. With the completion of these projects, we do not intend to embark on any significant capital expenditure programs during 2007.

B. BUSINESS OVERVIEW

General

We are the leading provider of cellular communications services in Israel in terms of number of subscribers, revenues and EBITDA for the year ended December 31, 2006. Upon launch of our services in 1994, we offered significantly lower prices for cellular communications services than the incumbent provider and transformed the nature of cellular telephone usage in Israel, turning it into a mass market consumption item. We surpassed the incumbent cellular operator and became the market leader in terms of number of subscribers in 1998 and, despite the entry of two additional competitors, we have continued since then to have the highest number of subscribers. As of December 31, 2006, we provided services to approximately 2.884 million subscribers in Israel with an estimated market share of 34.4%. Our closest competitors have estimated market shares of 31.9% and 28.7%, respectively . In the year ended December 31, 2006, we generated revenues of NIS 5,622 million ($1,330 million), EBITDA of NIS 1,864 million ($441million), and operating income of NIS 981 million ($232 million). See note 3 to the table in “Item 3.A - Selected Financial Data” for a definition of EBITDA.

We offer a broad range of cellular services through our cellular networks covering substantially all of the populated territory of Israel. These services include basic and advanced cellular telephone services, text and multimedia messaging services and advanced cellular content and data services. We also offer international roaming services in 171 countries as of December 31, 2006. We offer our subscribers a wide selection of handsets from various leading global manufacturers, as well as extended warranty and repair and replacement services. We also offer landline transmission and data services to business customers and telecommunications operators and, since July 2006, we offer landline telephony services to selected businesses.

The following table presents our number of subscribers and revenues for each of the last five years:

	Year Ended December 31,
	2002	2003	2004	2005	2006
Subscribers (end of period) (in thousands)(1)	2,468	2,300	2,450	2,603	2,884
Revenues (in NIS millions)	5,135	5,261	5,600	5,114	5,622

(1)
Subscriber data refer to active subscribers. Until June 30, 2006, we had a three-month method of calculating our subscriber base, which means that we deduct subscribers from our subscriber base after three months of no revenue generation or activity on our network by or in relation to both the post-paid and pre-paid subscriber. We now believe that waiting six months to deduct subscribers is preferable since many subscribers that were inactive for three months become active again before the end of six months. As a result, commencing July 1, 2006, we adopted a six-month method of calculating our subscriber base, but have not restated our prior subscriber data presented in this table to reflect this change. The six-month method is, to the best of our knowledge, consistent with the methodology used by other cellular providers in Israel. This change in methodology resulted in an increase of our number of reported subscribers by approximately 80,000 compared to the prior methodology.

We also revised our subscriber calculation methodology in 2003 and 2005 but in each case have not restated prior subscriber data to conform to the new presentation. We estimate that the change in methodology in 2003 led to a decrease in our reported subscriber numbers of approximately 300,000 and the change in methodology in 2005 led to an increase in our reported subscriber numbers of approximately 84,000.

The Telecommunications Industry in Israel

The following table sets forth selected macro statistics about Israel at and for the year ended December 31, 2005:

Population (millions)	6.99
GDP ($ billions)	123.7
GDP per capita ($)	17,900
Exports of goods & services ($ billions)	56.8
CPI change	2.4%
Long-term local currency sovereign credit rating by S&P	A+
Unemployment rate (December 31, 2005)	8.8%

Source: OECD, 2005 and Ministry of Finance of Israel, 2006.

The size of Israeli telecommunications services revenues in 2005 was approximately NIS 24 billion and telecommunications spending was approximately 4.4% of GDP, higher than in other developed economies such as the European Union and the United States. Telecommunications services consist of five main segments, which, except for landline services, are highly competitive. We estimate that, of the total telecommunications services revenues in 2005, approximately 57% was comprised of cellular services, approximately 24% was local landline voice and Internet services, approximately 6% was international voice services and approximately 13% was multichannel television services.

Israel has high penetration rates across all telecommunications services that are in line with or higher than other developed economies such as the European Union and the United States. These levels of penetration can be attributed to the rapid adoption rate of new technologies, high expenditures on telecommunications services by consumers and businesses and a relatively young population.

Cellular Services

Cellular telephone services were first introduced in Israel in 1986. For the first nine years of cellular operations there was only one operator, Pelephone, a subsidiary of Bezeq, and growth of cellular telephone services, as well as penetration rates, was limited. After the commercial launch of Cellcom in December 1994, cellular penetration rates and cellular phone usage increased significantly. This is mainly due to the fact that our license was awarded to us based upon, among other things, our commitment to offer our services at low prices during the first five years of our operation.

The Israeli cellular market is highly penetrated. The market reached an estimated penetration rate (the ratio of cellular subscribers to the Israeli population) at December 31, 2006, of approximately 118%, representing approximately 8.4 million cellular subscribers.

The following table sets forth the growth in the total number of cellular subscribers in Israel and the penetration rate over the last four years:

	December 31,
	2003	2004	2005	2006
Total subscribers (millions)	6.6	7.2	7.8	8.4
Cellular penetration (%)	98	105	112	118

Source: Reported by Cellcom, Partner and Pelephone. Cellcom estimates for MIRS as MIRS does not disclose operating information.

There are currently four cellular operators in Israel: Cellcom, Partner, Pelephone, and MIRS. We estimate that the distribution of cellular subscribers among these operators as of December 31, 2006 was: Cellcom (34.4%), Partner (31.9%), Pelephone (28.7%) and MIRS (5%). Subscriber data are based on public information except for MIRS, which is based on our estimate. However, there is no uniform method of counting subscribers.

We are majority-owned by DIC, a subsidiary of IDB, and started operations at the end of 1994. Partner is majority-owned by Hutchinson Whampoa Ltd. and started operations in 1998. Pelephone is a wholly-owned subsidiary of Bezeq and started operations in 1986. The major controlling shareholder of Bezeq following its privatization in 2005 is a consortium comprised of Saban Capital Group (controlled by the media entrepreneur Haim Saban), Apax Partners (the international private equity firm) and Arkin Communications (controlled by the Israeli businessman Mori Arkin). MIRS, wholly owned by Motorola, had its license upgraded from push-to-talk to a cellular license in February 2001.

The following table sets forth the key milestones in the history of the Israeli cellular services:

1986	Bezeq and Motorola create a joint venture called “Pelephone”, which becomes Israel's first cellular operator. Pelephone launches N-AMPS services
1994	Cellcom awarded a license and launches TDMA services
1997	Cellcom introduces first pre-paid plan to the market
1998	Partner awarded a license and launches GSM services
1998	Pelephone launches CDMA services
2001	Ministry of Communications allocates additional 2G and 3G cellular frequencies for existing cellular operators and for the licensing of a new operator
2001	MIRS becomes Israel's fourth cellular operator with iDEN services
2002	Cellcom launches GSM/GPRS services
2003	Cellcom launches EDGE services
2004	Partner launches UMTS services Pelephone launches EVDO services
2006	Cellcom launches full scale UMTS/HSDPA services Partner begins deploying HSDPA

Key characteristics of the Israeli cellular services market

The following paragraphs describe the key characteristics of the Israeli cellular services market:

High cellular telephone penetration. The estimated penetration rate in Israel as of December 31, 2006 was 118%. Penetration rate is calculated by dividing the total number of subscribers by the Israeli population. The Israeli population does not include foreign workers and Palestinian subscribers who are included in the number of subscribers. The number of subscribers may also include subscribers to more than one network including those in the process of switching networks. As a result, the effective penetration rate after adjustment for these factors is likely to be somewhat lower than 118%.

Favorable demographics. Population growth is generally high and the population is relatively younger than in other developed economies.

Favorable geography and high population density around a few urban centers. Israel covers a small area of territory of approximately 8,000 square miles (20,700 square kilometers). In addition, Israel is relatively flat and dry. Moreover, the population tends to be concentrated in a small number of geographical locations. These characteristics facilitate efficient network roll out.

High cellular voice usage. The average cellular voice usage per subscriber in Israel is more than 300 minutes per month, which is higher than the average cellular voice usage per subscriber in most developed economies.

Low average voice revenue per minute. Cellular operators in Israel have lower average voice revenues per minute than in most developed economies. This is a consequence, among other things, of the importance given to low prices in the first five years of our operation, in the awarding criteria during the original licensing process for a second cellular operator.

Different cellular technologies. We use TDMA, GSM/GPRS/EDGE and UMTS/HSDPA networks. Partner uses GSM/GPRS and UMTS/HSDPA networks. Pelephone uses CDMA, CDMA1x and EVDO networks. MIRS uses an iDEN network.

High potential for value-added services. The contribution of non-voice revenues to total revenues in the Israeli cellular market is below the level of other developed markets such as the European Union. This characteristic is attributable in part to the low voice tariffs in Israel compared to the tariffs in other markets, which has the effect of keeping text messaging usage low. We believe that there is potential for narrowing this gap by increasing marketing efforts of new content services and the growth in our existing 3G subscriber base. Moreover, the percentage of post-paid subscribers is relatively high when compared to other developed economies, which we believe facilitates the acceptance of value-added services.

Calling party pays. In Israel, as in many western European countries, the party originating the call pays for the airtime. Cellular telephone network operators do not charge subscribers for calls received on their handsets, except while roaming abroad.

Low annual churn rates. The average annual churn rate in Israel was 16% in 2006, which is lower than the churn rates in other developed economies.

Landline Services

Voice Services

Bezeq operates approximately 2.9 million lines and provides local services. The second largest competitor in landline telephony services is HOT Telecom, or HOT, jointly owned by the three Israeli cable TV operators, which started landline operations in late 2003. HOT’s network has been upgraded to offer Internet, data and voice services.

In recent years, Bezeq has experienced a significant drop in its traffic volume. Bezeq is a monopoly and thus subject to enhanced regulatory scrutiny, including supervision of tariffs.

There are four new players that have entered this market recently, including us and Partner.

Broadband and Internet services

Israeli broadband services are characterized by high growth and high penetration levels. The Ministry of Communications estimates that at the end of 2005, there were 1.1 million subscribers, and the household penetration rate was 52%. Also, approximately 99% of Bezeq’s lines enabled broadband services in 2004.

The dominant broadband access technologies are ADSL and cable. The first ADSL services were launched by Bezeq in 2000 and currently represent a 65% share of broadband connections. Cable modems, which account for the rest of the market, have been available since 2002.

Transmission and landline data services are provided by Bezeq, HOT, Med-1 (whose operations were recently acquired by Partner) and us. These services are provided to business customers and to telecommunications operators.

Internet access is currently provided by five major Internet service providers, or ISPs: NetVision (an indirect subsidiary of IDB), Barak (an indirect subsidiary of IDB Group which recently merged with Netvision), Bezeq International (a wholly-owned subsidiary of Bezeq), Internet Gold and Golden Lines (Internet Gold and Golden Lines recently announced a merger), and some other niche players. All these major providers are also suppliers of international voice services.

International voice services

International voice services in Israel have been open for competition since December 1996. Until then, Bezeq International was the only supplier of such services. Bezeq International was created as a wholly-owned subsidiary of Bezeq in 1994 as part of the Israeli government’s initiative to separate the major operations of the incumbent operator. Barak and Golden Lines were allocated international voice services licenses and started operating at the beginning of 1997, enabling them to compete with Bezeq International. In April 2004, further competition was introduced in international voice services through the issuance of new licenses to NetVision, Internet Gold and Xfone Communications. Today there is no single dominant player in this market, and competition is very intense.

Multichannel television

The multichannel pay-TV market is also highly penetrated with levels above those of most developed economies. Multichannel pay-TV services are provided by HOT and by YES, a subsidiary of Bezeq.

Competitive Strengths

We believe that the following competitive strengths will enable us to maintain and enhance our position as the leading provider of cellular communications services in Israel:

•
Unique combination of leading market position and strong operational momentum.We estimate that in the last year, we have achieved market-leading subscriber and revenue growth while steadily strengthening our operating margins. Leveraging a series of brand, customer service and content initiatives and a rationalization of our management structure, our new senior management team has managed to solidify Cellcom’s leading market position as reflected in our subscriber base, revenues and EBITDA while controlling capital expenditures.

•
Strong and distinctive own brand. Our established brand enjoys strong recognition in Israel. Since 2004, we have made the enhancement of our image among consumers a top priority and have invested substantial resources to position Cellcom as a local cellular company with a warm personal touch. Our focus on music and music-related content services, particularly our “Cellcom Volume” initiative, is our leading marketing theme and one that associates us with the important growth opportunity presented by advanced cellular content and data services.

•
Transmission infrastructure and landline services. We have an advanced fiber-optic transmission infrastructure that consists of approximately 1,300 kilometers of inland fiber-optic cable, which, together with our complementary microwave-based infrastructure, connects the majority of our cell sites and provides for substantially all of our backhaul services. Our transmission infrastructure significantly reduces our operational reliance on Bezeq, the incumbent landline operator in Israel, while also saving us substantial infrastructure-leasing cash costs. As our transmission network has transmission and data capacity in excess of our own backhaul needs, and covers the majority of Israel’s business parks, we offer transmission and data services to business customers and telecommunications providers. In addition, since July 2006, following the receipt of a landline transmission, data and telephony services license, we offer landline telephony services to selected businesses.

•
Strategic relationship with a leading group of local and international shareholders. Our ultimate parent company, IDB, is one of the largest business groups in Israel. We enjoy access, through our management services agreement, to the senior management of the IDB group, who are some of the most experienced managers in Israel. These managers, including veterans of the Israeli telecommunications market, provide us with financial, managerial and strategic guidance. In 2006, our shareholder base was broadened as a result of IDB’s sale of minority stakes to a series of highly regarded international and local financial investors, including affiliates of Goldman Sachs, Bank Leumi, Migdal Group and the First International Bank of Israel.

•
Strong management team. Since IDB acquired control of us in September 2005, we have put in place a team of seasoned managers with significant experience and solid track records in previous managerial positions. Our Chairman, Mr. Ami Erel, is a veteran of the Israeli communications market and previously served as the chief executive officer of Bezeq. Our chief executive officer, Mr. Amos Shapira, has been chief executive officer of Kimberly-Clark’s Israeli subsidiary and of El Al Airlines, where he was credited with its successful restructuring and improvements in customer service. Our chief financial officer, Mr. Tal Raz, has extensive experience in the Israeli cellular market, as he was involved in the formation of one of our main competitors, Partner, and served as a member of its board of directors. Under the leadership of Messrs. Erel, Shapira and Raz, we have demonstrated significant improvements in our operating results and believe that we are well positioned to continue this trend and to execute our business strategy.

•
Strong cash flow generation. We have a proven track record of strong financial performance and profitability with cash operating margins that have been higher than those of our principal competitors. As a result, we have been able to invest in our business and deploy advanced network technology so that we can offer advanced services and applications, as well as distribute dividends to our shareholders.

Business Strategy

Our goal is to strengthen our position as the leading cellular provider in Israel. The principal elements of our business strategy are:

•
Maximize customer satisfaction, retention and growth. Our growth strategy is focused on retaining our subscribers and expanding the selection of services and products we offer to our subscribers in order to enhance customer satisfaction and increase average revenues per user, or ARPU. We strive to continually improve and enhance the flexibility of our customer service to shorten the time required to fulfill subscriber requests. From December 2005 to December 2006, despite a reduction in our overall workforce, our number of positions in units that deal directly with our customers (such as sales and service), which we call customer-facing positions remained steady. In addition to providing quality customer service, we also strive to retain our subscribers and attract new subscribers by offering them advanced handsets, handset upgrades, attractive calling plans and value-added services. In 2006, we introduced a “churn lab” that identifies subscribers at high risk of churn and seeks to preemptively approach them with tailored solutions to maintain their satisfaction with our services.

•
Grow and develop our Internet, content and data services. The usage of cellular content and data services in Israel is currently relatively low compared to western European countries and we believe that we have significant growth potential in this field. We intend to continue to invest in the deployment of our high speed UMTS/HSDPA network, which covered 80% of the populated territory of Israel at the end of 2006, in order to permit higher-quality and higher-speed multimedia content transmission. We also plan to expand our content and data services, products and capabilities through in-house expertise and strategic relationships with leading cellular content providers. For example, in 2006 we introduced “Cellcom Heep,” a Web 2.0 portal that permits cellular and PC users to upload, review and rate user-generated content and in 2004 we introduced our “Cellcom Volume” initiative that featured, among other things, the introduction of our cellular music portal.

•
Grow roaming revenues. We have experienced steady growth in roaming revenues since 2003 and believe that roaming presents an important source of future revenue and profit growth for us. As of December 31, 2006, we have GSM roaming agreements with over 470 operators in 171 countries, of which 53 operators in 30 countries are also 3G operators, and we aim to increase our number of relationships. In particular, we intend to pursue additional agreements with 3G operators, allowing our and their subscribers to benefit from advanced content and data services when traveling.

•
Further develop and strengthen the Cellcom brand. External market surveys that we have commissioned indicate that brand recognition has become an increasingly important factor in subscriber selection of, and loyalty to, a cellular operator. Due to our extensive efforts in the past few years, we believe that we have established the Cellcom brand as one of the most recognized and respected consumer brands in Israel. We plan to continually enhance our brand through maintaining our high network quality, the provision of innovative products and services, quality customer service and investments in advertising and promotional campaigns. We believe these enhancements are key to maintaining our competitive advantage, differentiating our services from those of our competitors and establishing and maintaining a successful relationship with our subscribers.

•
Optimize our cost structure. We intend to continue our efforts to control costs so that we can improve profitability while also improving the quality of our services. For example, from December 2005 to December 2006, we reduced our non-customer facing positions by over 18%, including higher-cost temporary workers, while our customer-facing positions remained steady. In addition, having already built our own fiber-optic and microwave infrastructure reduces our operating cash costs, as our network maintenance costs and microwave spectrum fees are lower than the lease costs to rent backhaul capacity from Bezeq. We intend to continue to focus on identifying further opportunities to manage our costs without reducing the quality of our service.

•
Capitalize on our existing infrastructure to selectively provide landline telephony services. Our 1,300 kilometer inland fiber-optic network and our microwave infrastructure provide us with the ability to offer cost-efficient landline telecommunications solutions. We hold a license to operate a landline service in Israel and, since July 2006, we offer our landline telephony service to selected businesses.

Services and Products

We provide cellular communications services to approximately 2.884 million subscribers, including basic cellular telephony services and value-added services as well as handset sales. Not all services are supported by all handsets or by all of our networks. In addition, we offer transmission and data services to business customers and telecommunications operators and, since July 2006, we have been offering our landline telephony service to selected businesses.

We offer our cellular subscribers a variety of calling plans, designed to adapt to their particular characteristics and changing needs. We adapt our calling plans for the different types of usage - personal or business - and the number of users associated with the subscriber. For example, we offer discounted rates on the weekend for soldiers, Israeli music services to youth and discounted rates on calls among members of the same family. We offer two methods of payment: pre-paid and post-paid. Pre-paid services are offered to subscribers who pay for our services prior to obtaining them, usually by purchasing our “Talkman” pre-

paid cards or “virtual” Talkman cards. Post-paid services are offered to subscribers who are willing to pay for our services through banking and credit arrangements, such as credit cards and direct debits. Many of our post-paid subscribers are able to terminate their relationship with us at any time and some of them do not pay a monthly fee.

Basic cellular telephony services

•
Our principal service is basic cellular telephony. In addition we offer many other services with enhancements and additional features to our basic cellular telephony service. These services include voice mail, cellular fax, call waiting, call forwarding, caller identification, conference calling, “Push-and-Talk” service (which allows subscribers to initiate a call with one or more other persons using a designated button in their handset without having to dial a number), “Talk 2” (two handsets sharing the same number, thus allowing our subscribers to own both a handset and a car phone), additional number service (enables our subscribers to add a second phone number to their handset) and collect call service (a unique service protected by our U.S. patent).

•
We also offer both an outbound roaming service to our subscribers when traveling outside of Israel and an inbound roaming to visitors to Israel who can “roam” into our network. Roaming allows cellular subscribers, while using their own cell phone number (and handset, in most cases) and being billed by their provider, to place and receive calls and text messages while in the coverage area of a network to which they do not subscribe. Where available, subscribers can also benefit from other cellular services such as advanced data and content services. As of December 31, 2006, we had commercial roaming relationships with over 470 operators in 171 countries based on the standard agreements of the GSM organization (an umbrella organization in which all the cellular operators operating with GSM technology are members). This enables our subscribers to enjoy our services in almost the entire world. Most of our GSM subscribers who use these roaming services abroad can use their own handset and others can borrow or rent, depending upon the period of time, a suitable handset from us. In addition, as of December 31, 2006, we had 3G roaming arrangements with 53 of these operators, enabling our 3G roamers to participate in video calls and use high-speed data, video and audio content services in 30 countries. Roaming is an increasingly important revenue stream to us due to the large inbound tourism industry in Israel and extensive overseas travel by Israelis.

Value-added services

•
In addition to basic cellular telephony services, we offer many value-added services. Value-added services are important to our business as they enable us to differentiate ourselves from our competitors, strengthen our brand and increase subscriber usage, ARPU and subscriber satisfaction. We offer those services that we believe are likely to be popular with subscribers and benefit our business. Some of the value-added services that we offer are available only to subscribers who have supporting handset models. The principal advanced value-added services that we currently offer, some of which are exclusive to us, are:

Cellcom Volume. This music-related marketing initiative is focused not just on providing a rich downloadable content consisting of ringtones, video tones, true tones and songs in MP3 format through our popular cellular music portal, but also on promoting Israeli music and local musicians and supporting youth music centers. In addition, handsets supporting music content, as well as other merchandising, are marketed under the “Cellcom Volume” service. Complementary services provided through Cellcom Volume include “Fun Dial,” which enables our subscribers to have callers listen to our subscribers’ favorite music instead of the regular ringing tone while waiting to be connected, and “Gift Song,” which enables subscribers to send songs to friends with a personally recorded introduction.

Cellcom Heep. This innovative portal enables our subscribers and other cellular and landline Internet users to upload, review and rate user-generated content by using Web 2.0 technology.

SMS and MMS services. These messaging services enable subscribers to send and receive text (SMS), photos, multimedia and animation (MMS) messages. Additional applications enable our subscribers to send SMS messages to a large number of handsets simultaneously.

Cellcom i-mode. This is a cellular Internet service developed by NTT DoCoMo, a Japanese operator and developer of sophisticated cellular multimedia technology, that enables our subscribers with designated handsets to obtain information and content from designated Internet sites in a friendly, easy-to-use manner.

Access to third party application providers. We provide our subscribers with access to certain services offered by third party application providers. These services include: a service that allows subscribers to receive notification of roadway speed detectors in their vicinity; a service (using a cellular modem) that provides a comprehensive system for the management of vehicle fleets and a service that enables subscribers to remotely manage and operate time clocks and various controllers for industrial, agricultural and commercial purposes.

Video calls. This service enables our 3G users, using 3G handsets in our 3G coverage area, to communicate with each other through video conferences.

Zone services. This service provides discounts on airtime for calls initiated from a specific location, such as a university campus. Our network identifies the location from which the call is initiated in order to apply the discounted rate on the call.

Location-based services. We offer a number of location-based services. “Where are you?” is a location-based service that allows one subscriber to locate another subscriber, subject to the latter’s prior approval, such as a parent and child. “Cellcom Navigator” is a service provided through a third party that enables our subscribers to receive real-time travel directions and visual data regarding their position using global positioning system, or GPS, technology.

Other information and content services. We also provide other information and content services, some provided directly by us and some by third party content providers. For example, we provide voice-based information services through interactive voice response platforms, or IVR, including interactive information services and radio and TV programs. We also provide text-based information services and interactive information services including news headlines, sports results, and traffic and weather reports. Some of these services are provided through our MMS or video-based technologies, and are offered to subscribers with supporting handsets.

We have established relationships with content providers to provide us content for our value-added services, including Logia Development and Content Management Ltd., to manage and develop cellular content in Israel exclusively for us. Our agreement with Logia has a one-year term renewable annually and grants us an option to acquire 51% of Logia’s equity or 51% of Logia’s cellular content activity for us, at any time during the term of the agreement. Exercise of the equity option will be at a value to be set by an independent appraiser whereas exercise of the content option would be at no cost to us.

Handsets

We sell a wide selection of handsets designed to meet individual preferences. Prices of handsets vary based on handset features, calling plans and special promotions. We offer a variety of handsets from world-leading brands such as Motorola, Nokia, Samsung and Sony-Ericsson. All of the handset models we sell offer Hebrew language displays in addition to English. We are also required to provide cellular phone services to subscribers who did not purchase their handsets from us, provided that the handset model has been approved for use by the Ministry of Communications. We offer our subscribers an extended handset warranty for their handsets as well as repair and replacement services in approximately 40 walk-in centers.

Landline services

In addition to our cellular services, we provide landline telephony, transmission and data services, using our 1,300 kilometers of inland fiber-optic infrastructure and complementary microwave links. We have offered transmission and data services since 2001. We received a license to offer landline telephone service in April 2006 and, since July 2006, have been offering this service to selected businesses.

Network and Technology

General

Our network has developed over the years since we commenced our operations in 1994 and we now have dual cellular and landline capabilities.

Our “third generation” UMTS/HSDPA, or high-speed downlink packet data access, technology, offers full interactive multimedia capabilities with current data rates of up to 1.5Mbps on the downlink path and up to 384Kbps on the uplink path. This network, considered to be a “3/3.5G” technology, is a network that uses the same core as, with its access facilities in some cases co-located with the cell sites of, our existing GSM/GPRS/EDGE network. Our UMTS/HSDPA network covers more than 80% of the populated territory in Israel. By 2007, this network is expected to enable transmission of up to 14.4Mbps on the downlink path and up to 1.8Mbps on the uplink path. Moreover, our UMTS/HSDPA network supports new types of services that require higher throughput and lower delay, such as video conferencing.

Our “second generation” GSM/GPRS/EDGE 1800MHz network allows for voice calls, data transmission and multimedia services, like video streaming and video live (using the EDGE technology), although at slower speeds than our UMTS/HSDPA network. Our GSM/GPRS/EDGE technology is an advanced second-generation technology and considered to be a “2.75G” technology. It enables us to deliver multimedia and services at speed rates that are higher than the rates offered through regular “second generation” digital cellular technology. Packet data rates vary from 50 Kbps to 200 Kbps, depending mainly on handset capabilities. In addition, in the case of coverage gaps and for services supported by our GSM/GPRS/EDGE technology, the network provides an adequate fallback and capacity relief for our UMTS/HSDPA network by means of smart features and network load sharing. Over 90% of our traffic uses our GSM/GPRS/EDGE and UMTS/HSDPA networks, with substantially all of that traffic using the GSM/GPRS/EDGE network.

We also have a separate network using our initial TDMA 850MHz wireless technology, which is widely used as a “second generation” technology in North and South America. Less than 10% of our traffic uses this network. This technology supports voice calls and low rate data services known as CSD (circuit switch data) and CDPD (cellular digital packet data). Our TDMA network, which is based on Nortel technology, is maintained and operated by our engineers and technicians. Operating costs for this network are low and we expect that it will not require additional capital expenditures.

Our transmission network is comprised of 1,300 kilometers of inland advanced fiber-optic cables that, together with our microwave infrastructure, enable us to provide our customers with telephony and high speed and high quality transmission and data services. Our transmission network is strategically deployed in order to cover the major portion of Israel’s business parks and permits us to provide our own backhaul services while reducing our need to lease capacity from Bezeq, the incumbent landline operator in Israel.

Infrastructure

We have built an extensive, durable and advanced cellular network system, enabling us to offer high-quality services to substantially the entire Israeli populated territory. Since maintaining a high-quality network is a basic element in our business strategy, we seek to satisfy quality standards that are important to our subscribers, such as high voice quality, high data rate packet sessions, low “blocked call” rate (calls that fail because access to the network is not possible due to insufficient network resources), low “dropped call” rate (calls that are involuntarily terminated) and deep indoor coverage. As a result, we have made substantial capital expenditures and expect to continue to make capital expenditures on our network system. As of December 31, 2006, we had invested an aggregate of NIS 7.157 billion ($1.694 billion) on our network infrastructure since our inception in 1994.

We cover 80% of the populated areas of Israel with our UMTS/HSDPA network. Our UMTS/HSDPA network is mostly co-located with our GSM/GPRS/EDGE network. The suppliers of our UMTS/HSDPA network are Ericsson Israel (for the 3G radio access network) and Nokia (for our core network).

Our GSM/GPRS/EDGE network currently covers substantially all of the Israeli populated territory, and is being continually expanded to support capacity growth. We are currently selectively enhancing and expanding our GSM/GPRS/EDGE network, primarily in urban areas, by adding infrastructure to improve outdoor and indoor coverage. Our GSM/GPRS/EDGE network was supplied and is maintained by Nokia Israel.

Our TDMA network, which is based on Nortel technology, is maintained and operated by our engineers and technicians.

Pursuant to the requirements of our license (as well as the licenses of the other telephony service providers in Israel), our network is interconnected, either directly or indirectly, to the networks of all other telephony service providers in Israel. Our network monitoring system provides around-the-clock surveillance of our entire network. The network operations center is equipped with sophisticated systems that constantly monitor the status of all switches and cell sites, identify failures and dispatch technicians to resolve problems. Operations support systems are utilized to monitor system quality and identify devices that fail to meet performance thresholds. These same platforms generate statistics on system performance such as dropped calls, blocked calls and handoff failures. Our network operations center is located in our Netanya headquarters. In addition, we have a partial duplicate backup center in Kiryat Gat, located approximately 80 kilometers south of Netanya.

Network design

We have designed our TDMA, GSM/GPRS/EDGE and UMTS/HSDPA networks in order to provide high quality and reliability well beyond the requirements set forth in our license while using a cost-effective design, utilizing shared components for our networks, where applicable.

Our primary objective going forward is to complete the build-out of our UMTS/HSDPA network and achieve quality and coverage parameters similar to those in our other networks. At the same time we intend to continue to perform extensive optimization work to provide our subscribers with maximum capability to support video and other high-bandwidth content.

Network performance

We continually optimize our entire network in order to meet the key performance indicators for our services, including dropped calls, voice quality, accessibility, availability and packet success rate. We use advanced planning, monitoring and analyzing tools in order to achieve our performance goals efficiently and with minimum faults.

The two main indicators that we use to measure network performance for voice and packet data are the “blocked call” rate and the “dropped call” rate. Our levels of blocked and dropped calls have always been better than those required by our license and since we commenced operations we have steadily improved our rate of both blocked calls and dropped calls.

Spectrum allocation

Spectrum availability in Israel is limited and is allocated by the Ministry of Communications through a licensing process. We have been allocated 2x10 MHz in the 850 MHz frequency band for our TDMA network, and 2x17 MHz in the 1800 MHz frequency band for our GSM/GPRS/EDGE network. In addition, the Ministry of Communications awarded us 2 x 10 MHz and 1 x 5 MHz in the 1900 - 2200 MHz frequency band for our UMTS third generation FDD and TDD spectrums, respectively. Currently, we are not making use of our TDD spectrum due to the unavailability of equipment that can support this spectrum. We believe that our available spectrum is sufficient for our needs.

Cell site construction and licensing

We construct cell sites based on our strategy to expand the geographical coverage and improve the quality of our network and as necessary to replace cell sites that need to be removed. Our acquisition teams survey the area in order to identify the optimal location for the construction of a cell site. In urban areas, this would normally be building rooftops. In rural areas, masts are usually constructed. Our transmission teams also identify the best means of connecting the base station to our network, based on our independent transmission network, either by physical optical fiber, microwave link or Bezeq landlines. Once a preferred site has been identified and the exact equipment configuration for that site decided, we begin the process of obtaining all necessary consents and permits. The construction of cell sites requires building permits from local or regional authorities, or an applicable exemption, as well as a number of additional permits from governmental and regulatory authorities, such as construction and operating permits from the Ministry of Environmental Protection in all cases, permits from the Civil Aviation Authority in most cases and permits from the Israeli Defense Forces in some cases. In special circumstances, additional licenses are required. See “Item 4.B - Business Overview - Government Regulations—Permits for Cell Site Construction.”

Suppliers

We entered into an agreement with LM Ericsson Israel Ltd., or Ericsson Israel, in September 2005 for the purchase of UMTS radio access network and ancillary products and services. We committed to purchase maintenance services for five years from the launch of the system (until 2011). We have an option to purchase additional maintenance services on an annual basis for 20 years from the launch of the system (until 2026). We also agreed to purchase from Ericsson at least 60% of the 3G cell sites that we purchase by September 2010. Under the agreement, the parties generally have limited liability for direct damages of up to 40% of the value of the agreement.

We entered into our agreement with Nokia Israel Communications Ltd., or Nokia Israel, in July 2001 for the purchase of our GSM/GPRS system. We were also granted an option to purchase GSM 800, EDGE, UMTS and ancillary systems. In 2002, we exercised our option to purchase an EDGE system, and in 2005, we purchased a UMTS core system, under similar terms. We are obligated to purchase maintenance services from Nokia Israel for five years from the final acceptance of the GPRS system (until 2007). Thereafter, Nokia Israel is obligated to offer us maintenance services for 15 years from final acceptance (until 2017). Under the agreement, the parties generally have limited liability for direct damages of up to 10% of the value of the agreement.

We use Telcordia’s intelligent platform, or “IN,” to provide services to our TDMA, GSM/GPRS/EDGE and UMTS networks, allowing us, at minimal cost, to internally develop sophisticated services with a short time-to-market that are customized to local market requirements. We have also deployed Comverse’s Intelligent Peripheral, which enables us to develop services with rich voice interaction, such as Caller Name Announcement, Call Back and Fun Dial. Our IN platform supports all existing IN protocols, which allows us to provide (subject to applicable roaming agreements) advanced roaming services, including Virtual Home Environment, abbreviated dialing, unified access to voice mail, VPN, local number format from subscribers’ phone book and call screening.

In addition, we have agreements with several Israeli engineering companies for the construction of our cell sites. We also purchase certain network components from other suppliers.

Transmission Network

Our transmission network provides us with landline connectivity for our cellular and landline network in substantially all of the populated territory of Israel. It is based on our fiber-optic network and complementary microwave infrastructure. Our transmission network includes links to our internal network and to our landline and transmission subscribers.

Our optical transmission network is deployed from Nahariya in the north to Beer Sheva in the south and Afula and Jerusalem in the east. The fiber-optic network reaches most of the business parks in the country and is monitored by a fault-management system that performs real-time monitoring in order to enable us to provide our subscribers with high quality service. In order to efficiently complete our transmission network’s coverage to the entire country, we use a microwave network as a complementary solution in those areas that are not served by our fiber-optic network. As of December 31, 2006, we had deployed more than 1,940 microwave links to both our cell sites and subscribers.

To supplement our transmission network, we lease a limited amount of transmission capacity from Bezeq, the incumbent landline operator.

Information technology

We maintain a variety of information systems that enable us to deliver superior customer service while enhancing our internal processes.

We use Amdocs’ customer care and billing system. We entered into our agreement with Amdocs (UK) Limited, or Amdocs UK, in February 1999 for the supply of a central computer system for customer care, billing and collection capable of generating customer profiles based on various usage patterns. This system is based on Amdocs UK’s generic pricing system and is customized to our specific requirements. We own the intellectual property rights for the customized developments. We currently purchase maintenance services for the generic system from Amdocs UK and ongoing support services from its affiliate, Amdocs (Israel) Limited. Amdocs (UK) is obligated to offer us maintenance services until May 2011. Under the agreement, the parties’ current liability for direct damages is limited to $500,000.

We use Nortel’s CTI system for the management of incoming calls to our telephonic call centers.

Our customer care system presents our customer care employees with a “dashboard” that displays a subscriber’s profile based on various usage patterns. This enables us to provide a service based upon information for that particular subscriber.

We use ERP solutions by SAP. We use a data warehouse based on an Oracle data base system and various data mining tools, ETL by Informatica and reports generated by Cognos. The data warehouse contains data on our subscribers’ use and allows for various analytical segmentation of the data.

Sales and Marketing

Sales

As part of our strategy to fully penetrate every part of the Israeli market, we are committed to making the purchase of our services as easy and as accessible as possible. We offer calling plans, value-added services, handsets, accessories and related services through a broad network of direct and indirect sales personnel. We pay our independent dealers commissions on sales, while our direct, employee sales personnel receive base salaries plus performance-based bonuses. We focus on subscriber needs and conduct extensive market surveys in order to identify subscribers’ preferences and trends. Based on these findings, we design special calling plans and promotional campaigns aimed at attracting new subscribers and enhancing our ability to provide new services to existing subscribers. Our calling plans include, from time to time, rebates and other benefits for handset purchases. Our distribution and sales efforts for subscribers are conducted primarily through four channels:

Points of sale. We distribute our products and services through a broad network of physical points of sale providing us with nationwide coverage of our existing and potential subscriber base.

We operate directly, using our sales force and service personnel, approximately 40 physical points of sale and service, mostly located in shopping centers and other frequently visited locations to provide our subscribers with easy and convenient access to our products and services. We record approximately 175,000 subscriber applications per month in our direct points of sale and service.

We also distribute our products and services indirectly through a chain of dozens of dealers who operate in over 130 points of sale throughout Israel. Our dealers are compensated for each sale based on qualitative and quantitative measures. We closely monitor the quality of service provided to our subscribers by our dealers. In our efforts to penetrate certain sectors of our potential subscriber base, we select dealers with proven expertise in marketing to such sectors.

Telephonic sales. Telephonic sales efforts target existing and potential subscribers who are interested in buying or upgrading handsets and services. When approached by a customer, our sales representatives (both in-house and outsourced) offer such customer a variety of products and services.

Door-to-door sales. The door-to-door sales team is comprised of approximately 350 dealers’ sales representatives. All the members of our door-to-door sales team go through extensive training by us prior to commencing their work. We target the door-to-door subscribers based on market surveys that we regularly conduct. All information derived from our market surveys is uploaded into a database. Once a potential customer is identified, we contact the potential customer and schedule a meeting with a member of our door-to-door sales team.

Account managers. Our direct sales force for our business customers maintains regular, personal contact with our large accounts, focusing on sales, customer retention and tailor-made solutions for the specific needs of such customers, including advanced data services.

Marketing

Our marketing activities are based on the principle of focusing on subscribers’ characteristics and needs and then adapting the service packages and prices that we offer to subscribers based on these characteristics and needs.

From surveys that we conduct from time to time, we learn that subscribers base their choice of cellular provider primarily on the following parameters: general brand perception; perceived price of services and handsets; level of customer service; and selection of handsets and their compatibility with their needs. Our marketing activities take into consideration these parameters and we invest efforts to preserve our subscriber base, enhance usage and attract new subscribers. We utilize a system that allows the management of complex one-to-one marketing campaigns, such as tailoring our marketing activities to customers based on their unique profile of needs and usage patterns, thus improving customer loyalty and increasing ARPU.

Our marketing strategy is focused on our role as facilitators of interpersonal communication and our ability to foster relationships between people, as well as a general spirit of youthful exuberance and the strong local roots of our brand. We launched a highly successful branding campaign at the end of 2004 and continue to follow this marketing strategy. Our marketing strategy also emphasizes our personal touch, the quality of our network and services and our innovation.

In recruiting new subscribers, we are focused on current and potential high value customers, such as students, and subscribers who influence family and business purchasing decisions, such as teenagers and senior executives. We leverage our extensive interactions with our customers, which we estimate to be approximately 800,000 unique customer applications per month, to provide the requested services and also to cross- and up-sell products and services according to customer needs and usage trends to increase customer satisfaction, loyalty and revenues. In addition, we offer loyalty rewards, such as video subscriptions and tickets to concerts, performances and movies, from time to time.

We regularly advertise in all forms of media, in promotional campaigns and in the sponsorship of major entertainment events. For example, through our music-related “Cellcom Volume” marketing initiative, we promote the sale of music-related services through our cellular music portal, we promote both Israeli music and local musicians as well as support youth music centers aimed at enabling underprivileged youth to discover and develop their musical talents. Our marketing and branding campaign has been very successful and highly acclaimed among the Israeli public, and our “Cellcom Volume” initiative in particular have provided us with a high visibility association with music content services. Out of 13 surveys conducted in 2005 by Globes, the leading Israeli business newspaper, our advertisements were selected as the “most memorable and beloved” eight times.

We believe that our strong brand recognition gives us the high level of market exposure required to help us achieve our business objectives.

Customer Care

Our customer service unit is our main channel for preserving the long-term relationship with our subscribers. We focus on customer retention through the provision of quality service and customer care. In order to achieve this goal, we systematically monitor and analyze our subscribers’ preferences, characteristics and trends by developing and analyzing sophisticated databases. We then adopt services that are aimed to respond to subscribers’ needs and preferences. In addition, subscribers are encouraged to subscribe to additional value-added services, such as cellular Internet and content services, in order to enhance customer satisfaction and increase ARPU. During 2006, we implemented an application that provides a customer service representative a one-screen solution which unifies comprehensive customer data from our various systems, thus shortening the time required to provide service and improve service quality. We constantly review our performance by conducting surveys among our subscribers in order to ensure their satisfaction with our services and to improve them as necessary.

In order to better respond to subscribers’ needs in the most efficient manner, our customer support and service network offers several channels for our subscribers:

Call centers. In order to provide quick and efficient responses to the different needs of our various subscribers, our call-center services are divided into several sub-centers: finance; network; international roaming; and data transfer. The call center services are provided in four languages: Hebrew, Arabic, English and Russian. We regularly monitor the performance of our call centers. Based on our internal reviews, the average waiting time for subscribers who contact our call center is well under a minute. If calls go unanswered for longer than our guidelines require, a flashing light is automatically activated in our corporate headquarters, alerting management to the delay. We currently operate call centers in four locations throughout Israel, one of which is outsourced. On average, we respond to one million calls every month. During peak hours our call centers have the capability to respond to 700 customer calls simultaneously.

Walk-in centers. As of December 31, 2006, we operate approximately 40 service and sales centers, covering almost all the populated areas of Israel. These centers provide a walk-in contact channel and offer the entire spectrum of services that we provide to our subscribers and potential subscribers, including handsets and accessories, sales upgrades, maintenance and other services, such as finance, calling-plan changes and subscriptions to new services. These stores are mostly located in central locations, such as popular shopping malls. Our walk-in centers also provide our subscribers with onsite express repair services, performed by highly skilled technicians, a concept rarely seen in most western European countries. This enables a subscriber to deposit a handset with our repair lab and receive the repaired handset, on average, within one hour. If a repair service is expected to take longer, we provide the subscriber with a substitute handset.

Self-services. We provide our subscribers and potential subscribers with various self-service channels, such as interactive voice response, or IVR, web-based services and service using SMS. These channels provide general and specific information, including calling plans, account balance, billing-related information and roaming tariffs. They also provide subscribers information regarding trouble shooting and handset-operation, and enable subscribers to activate and deactivate services and to download content.

Churn Lab. In 2006, we introduced an innovative “churn lab,” aimed at reducing churn. The churn lab is part of our call center operations. Based on various factors and analytical tools, we identify and analyze high-quality subscribers whom we consider to be at a high risk of churn. Then, in order to retain them, we preemptively approach these subscribers with specially trained customer care representatives and offer them solutions previously successfully tested on a sample group of subscribers with similar characteristics, such as enhanced services at attractive prices and handset upgrades.

Our business sales force and back office personnel also provide customer care to our business customers.

All of our service channels are monitored and analyzed regularly in order to assure the quality of our services and to identify areas where we can improve.

Be’eri Printers provides our printing supplies and invoices as well as the distribution, packaging and delivery of invoices and other mail to the postal service distribution centers. We entered into an agreement with Be’eri Printers - Limited Partnership and with Be’eri Technologies (1977) Ltd., or together Be’eri, for printing services in August 2003. Under the terms of the agreement, we committed to purchase from Be’eri a minimum monthly quantity of production and distribution services which may be reduced if we modify our printed invoice delivery policy. The agreement is valid until 2008.

Competition

There is substantial competition in all aspects of the cellular communications market in Israel and we expect this to continue in the future due to the highly penetrated state of our market. We compete for market and revenue share with three other cellular communication operators: Partner, which is majority owned by Hutchison Whampoa; Pelephone, which is a wholly owned subsidiary of the incumbent landline provider, Bezeq; and MIRS, which is a wholly-owned subsidiary of Motorola.

Our estimated market share based on number of subscribers was 34.4% as of December 31, 2006. To our knowledge, the market shares at such time of Partner, Pelephone and MIRS were estimated to be approximately 31.9%, 28.7% and 5%, respectively. Since MIRS does not publish data on its number of subscribers, estimates of its market share are based on surveys.

The competition in our market is expected to increase further as a result of the implementation of number portability, which is likely to occur during 2007, as it will remove a deterrent to switching providers. In addition, subject to policy formation by the regulator, mobile virtual network operators may enter into agreements with cellular providers and enter into the market, increasing the competition. We may also face competition in the future from other providers of voice and data communications, including service providers that may offer WiMAX or WiFi wireless high speed data access.

We believe that the principal competitive factors include general brand perception, perceived price, customer service, and handset selection. In addition, content and other value-added services constitute a potential growth engine for increasing revenues from subscribers and are also an important factor in selecting a cellular provider.

In response to the enhanced competition in our market, we have implemented various steps and strategies, including:

•	marketing and branding campaigns aimed at enhancing market leadership, perceived value, brand recognition and loyalty among our existing and potential subscriber base;

•	investing resources in improving customer service and retention, as well as supporting information technology systems;

•	introducing innovative value-added services and identifying popular niches among various subscriber groups;

•	investing in improving our network technology to ensure our ability to offer quality services and advanced services;

•	using innovative sales campaigns for attracting new subscribers by offering subsidies on handsets to new subscribers such as “1+1” (buy one, get one free) campaigns; and

•	offering attractive calling plans to subscribers, adapted to their needs and preferences.

Our ability to compete successfully will depend, in part, on our ability to anticipate and respond to trends and events affecting the industry, including: the introduction of new services and technologies, changes in consumer preferences, demographic trends, economic conditions, pricing strategies of competitors and changes to the legal and regulatory environment. We believe that we are well positioned for the competition in our market.

Intellectual Property

We are a member of the GSM Association, together with other worldwide operators that use GSM technology. As a member of the association, we are entitled to use its intellectual property rights, including the GSM logo and trademark.

We have registered approximately 100 trademarks and several trade names, the most important of which are “Cellcom”, “Talkman” and “Cellcom Volume”.

Government Regulations

The following is a description of various regulatory matters which are material to our operations, including certain future legislative initiatives which are in the process of being enacted. There is no certainty that the future legislation described here will be enacted or whether it will be subject to further change before its final enactment.

General

A significant part of our operations is regulated by the Israeli Communications Law, 1982, the regulations promulgated under the Communications Law and the provisions of our licenses, which were granted by the Israeli Ministry of Communications pursuant to the

Communications Law. We are required by law to have a general license in order to provide cellular communications services in Israel. The Ministry of Communications has broad supervisory powers in connection with the operations of license holders and is authorized, among other things, to impose financial penalties for violations of the Communications Law and our license.

Our Principal License

The establishment and operation of a cellular communications network requires a license pursuant to the Communications Law for telecommunications operations and services and pursuant to the Israeli Wireless Telegraph Ordinance (New Version), 1972, for the allocation of spectrum and installation and operation of a cellular network.

We provide our cellular services under a non-exclusive general license granted to us by the Ministry of Communications in June 1994, which requires us to provide cellular services in the State of Israel to anyone wishing to subscribe. The license expires on January 31, 2022, but may be extended by the Ministry of Communications for successive periods of six years, provided that we have complied with the license and applicable law, have continuously invested in the improvement of our service and network and have demonstrated the ability to continue to do so in the future. The main provisions of the license are as follows:

•
The license may be modified, cancelled, conditioned or restricted by the Ministry of Communications in certain instances, including: if required to ensure the level of services we provide; if a breach of a material term of the license occurs; if DIC (or a transferee or transferees, if approved by the Ministry of Communications), in its capacity as our founding shareholder, holds, directly or indirectly, less than 26% of our means of control; if our founding shareholders who are Israeli citizens and residents (the Ministry of Communications has informed us that it is considering certain amendments to our license in relation to the Israeli holding requirement, such as to impose a minimum holding requirement on individual Israeli persons in connection with this requirement; based on conversations to date, we do not expect this change to have a material impact on us) hold, directly or indirectly, less than 20% of our means of control (DIC, as founding shareholder, has undertaken to comply with this condition); if at least 20% of our directors are not appointed by Israeli citizens and residents from among our founding shareholders or if less than a majority of our directors are Israeli citizens and residents; if any of our managers or directors is convicted of a crime of moral turpitude and continues to serve; if we commit an act or omission that adversely affects or limits competition in the cellular communications market; or if we and our 10% or greater shareholders fail to maintain combined shareholders’ equity of at least $200 million. For the purpose of the license, “means of control” is defined as voting rights, the right to appoint a director or general manager, the right to participate in distributions, or the right to participate in distributions upon liquidation;

•
It is prohibited to acquire (alone or together with relatives or with other parties who collaborate on a regular basis) or transfer our shares, directly or indirectly (including a transfer by way of foreclosing on a pledge), in one transaction or a series of transactions, if such acquisition or transfer will result in a holding or transfer of 10% or more of any of our means of control, or to transfer any of our means of control if as a result of such transfer, control over our company will be transferred from one party to another, without the prior approval of the Ministry of Communications. For the purpose of the license, “control” is defined as the direct or indirect ability to direct our operations whether this ability arises from our articles of association, from written or oral agreement or from holding any means of control or otherwise, other than from holding the position of director or officer;

•
It is prohibited for any of our office holders or anyone holding more than 5% of our means of control, to hold, directly or indirectly, more than 5% of the means of control in Bezeq or another cellular operator in Israel, or, for any of the foregoing to serve as an office holder of one of our competitors, subject to certain exceptions requiring the prior approval of the Ministry of Communications;

•
We, our office holders or interested parties may not be parties to any arrangement whatsoever with Bezeq or another cellular operator that is intended or is likely to restrict or harm competition in the field of cellular services, cellular handsets or other cellular services. For the purpose of the license, an “interested party” is defined as a 5% or greater holder of any means of control;

•
We are subject to the guidelines of Israel’s General Security Services, which may include requirements that certain office holders and holders of certain other positions be Israeli citizens and residents with security clearance. For example, our Board of Directors is required to appoint a committee to deal with matters concerning state security. Only directors who have the requisite security clearance by Israel’s General Security Services may be members of this committee. In addition, the Minister of Communications is entitled under our license to appoint a state employee with security clearance to act as an observer in all meetings of our Board of Directors and its committees;

•
During the entire period of operation under the license, we are required to have agreements with a manufacturer of cellular network equipment which must include, among other things, a know-how agreement and an agreement guaranteeing the supply of spare parts for our network equipment for a period of at least seven years;

•
We are required to interconnect our network to other public telecommunications networks in Israel, on equal terms and without discrimination, in order to enable subscribers of all operators to communicate with one another;

•
We may not give preference in providing infrastructure services to a license holder that is an affiliated company over other license holders, whether in payment for services, conditions or availability of services or in any other manner, other than in specific circumstances and subject to the approval of the Ministry of Communications;

•	The license sets forth the general types of payments that we may collect from our subscribers, the general mechanisms for setting tariffs, the reports that we must submit to the Ministry of Communications and the obligation to provide notice to the Ministry of Communications prior to changing tariffs. The Ministry of Communications is authorized to intervene in setting tariffs in certain instances;

•
The license requires us to maintain a minimum standard of customer service, including, among other things, establishing call centers and service centers, maintaining a certain service level of our network, collecting payments pursuant to a certain procedure and protecting the privacy of subscribers;

•
The license or any part thereof may not be transferred, pledged or encumbered without the prior approval of the Ministry of Communications. The license also sets forth restrictions on the sale, lease or pledge of any assets used for implementing the license;

•
We are required to obtain insurance coverage for our cellular activities. In addition, the license imposes statutory liability for any loss or damage caused to a third party as a result of establishing, sustaining, maintaining or operating our cellular network. We have further undertaken to indemnify the State of Israel for any monetary obligation imposed on the State of Israel in the event of such loss or damage. For the purpose of guaranteeing our obligations under the license, we have deposited a bank guarantee in the amount of $10 million with the Ministry of Communications, which may be forfeited in the event that we violate the terms of our license.

In 2005, our license was amended to regulate charging for SMS messages sent outside our network, which, under a certain interpretation of the amendment, may lead to claims of our not being in compliance with our license. To date, we have fulfilled the license requirements with respect to SMS messages sent to subscribers of one other cellular operator. However, due to technological difficulties which have not yet been resolved, we may face claims, if such interpretation of the amendment prevails, of not having implemented the amendment with respect to SMS messages sent to subscribers of two other operators. We had notified the Ministry of Communications of our technological inability to fully implement the amendment, in light of this interpretation. The Ministry of Communications had proposed an amendment to our license to resolve this problem, which we believe is unsatisfactory.

In the event that we violate the terms of our license, we may be subject to substantial penalties, including monetary sanctions. In January 2007, the Israeli parliament approved an increase in the financial sanctions that may be imposed on us by the Ministry of Communications for a breach of our licenses. Following the increase, the maximum amount per violation that may be imposed is NIS 1.4 million plus 0.25% of our annual revenue from the preceding year. An additional sanction amounting to 2% of the original sanction may be imposed for each day that the violation continues. In addition, the Ministry of Communications may determine certain service-related terms in our license as “service terms”; the maximum monetary sanctions per violation of a “service term” shall be double the amount of any other monetary sanction set in our license for such a violation per each period of 30 days or portion thereof during which the violation continues.

Other Licenses

Special general license for the provision of landline communication services

In April 2006, Cellcom Fixed Line Communications L.P., or Cellcom Fixed Line, a limited partnership wholly-owned by us, was granted a non-exclusive special general license for the provision of landline telephone communication services. The license expires in 2026 but may be extended by the Ministry of Communications for successive periods of 10 years. We began providing landline telephone services in July 2006, concentrating on offering landline telephone services to selected businesses. The partnership deposited a bank guarantee in the amount of NIS 10 million with the Ministry of Communications upon receiving the license. The provisions of the general license described above, including as to its extension, generally apply to this license, subject to certain modifications. It should be noted that in addition to any 10% share transfer requiring the prior approval of the Ministry of Communications as noted in our general license, the special general license additionally requires prior approval for acquiring the ability to effect a significant influence over us. In this context, holding 25% of our means of control is presumed to confer significant influence.

In September 2006, the Director General of the Ministry of Communications was instructed by the government to implement the operation of landline services over broadband Internet lines by April 2007. If this process is completed, it will enable us to penetrate the private sector as well, by offering voice services over the broadband infrastructure of other operators, should we choose to do so.

Data and transmission license

In 2000, we were granted a non-exclusive special license for the provision of local data communication services and high-speed transmission services, which is effective until November 2007. Following the grant of a special general license for the provision of landline telephone communication services to Cellcom Fixed Line, which also includes the services previously provided through our data and transmission license, our data and transmission license was amended in June 2006 to permit only Cellcom Fixed Line to be our customer of these services (and these services are now being provided to our customers through Cellcom Fixed Line). The provisions of the general and general specific license described above, including as to its extension, generally apply to this license, subject to certain modifications.

Cellular services in Judea and Samaria

The Israeli Civil Administration in Judea and Samaria granted us a non-exclusive license for the provision of cellular services to the Israeli-populated areas in Judea and Samaria. This license is effective until December 31, 2007. The provisions of the general license described above, including as to its extension, generally apply to this license, subject to certain modifications. We believe that we will be able to receive an extension to this license upon request.

Tariff Supervision

Under the Israeli Communications Regulations (Telecommunications and Broadcasting) (Payment for Interconnecting), 2000, interconnect tariffs among landline operators, international call operators and cellular operators are subject to regulation and have been gradually decreased, as follows:

•
The maximum interconnect tariff payable by a landline operator or a cellular operator for the completion of a call on another cellular network was decreased as of March 1, 2005 from NIS 0.45 to NIS 0.32 per minute; as of March 1, 2006, to NIS 0.29 per minute and as of March 1, 2007, to NIS 0.26 per minute. This tariff will be further reduced to NIS 0.22 per minute as of March 1, 2008.

•
The maximum interconnect tariff payable by an international call operator for the completion of a call on a cellular network is NIS 0.25 per minute. This tariff will be reduced to NIS 0.22 per minute as of March 1, 2008.

•
The maximum interconnect tariff payable by a cellular operator for sending an SMS message to another cellular network was decreased as of March 1, 2005 from NIS 0.285 to NIS 0.05 per message; and as of March 2006, to NIS 0.025 per message.

These above tariffs do not include value added tax and are updated in March of each year based on the change in the Israeli CPI published each January with the Israeli CPI published in January 2005 in accordance with the regulations.

The reduction of interconnect tariffs by the Ministry of Communications led to a decrease in our revenues. For information on the effect on our results of operations, see “Item 5 - Operating and Financial Review and Prospects—Results of Operations.”

Under these regulations and our license, as of January 1, 2009, our basic airtime charging units, including for interconnect purposes, will be changed from twelve-second units to one-second units. Under our license, we are also permitted to offer the subscriber calling plans using alternative airtime charging units. This change may result in a decrease in our revenues.

In November 2006, the Ministry of Communications amended our license in a manner that will obligate us, as of January 2007, to provide, in calls made to our subscribers and directed into voicemail, an announcement that the call is being directed to voicemail. Further, we may not charge for a call terminated up to one second after the announcement is made. This change will result in a decrease in our revenues.

In 2006, the European Union declared that it is considering regulating roaming tariffs. To our knowledge, following such declaration, several operators in Europe agreed to reduce roaming tariffs among themselves. Recently, the Ministry of Communications has approached the cellular operators in Israel with a request for information in order to evaluate the need for intervention in roaming tariffs. If the Ministry of Communications decides to intervene in the pricing of roaming services, this could reduce the revenues we derive from our roaming services.

Following previous steps taken by the Ministry of Communications to promote additional end-user equipment sales-channels, the Ministry is also examining the possibility of limiting our ability to offer subscribers calling plans linking airtime rebates or benefits with the purchase of handsets. If such restrictions are imposed, this may impair our ability to offer advanced handsets that include value-added features and services to our subscribers at subsidized prices or in conjunction with attractive calling plans, which may result in lower revenues from value-added services and selling handsets.

Permits for Cell Site Construction

General

In order to provide and improve network coverage to our subscribers, we depend on cell sites located throughout Israel. The regulation of cell site construction and operation are primarily set forth in the National Zoning Plan 36 for Communications, which was published in May 2002. The construction of cellular access facilities, which are cell sites of smaller dimensions, is further regulated in the Communications Law.

The construction and operation of cell sites are subject to permits from various government entities and related bodies, including:

•	building permits from the local planning and building committee or the local licensing authority (if no exemption is available);

•	approvals for construction and operation from the commissioner of environmental radiation of the Ministry of Environmental Protection;

•	permits from the Civil Aviation Authority (in most cases);

•	permits from the Israel Defense Forces (in certain cases); and

•	other specific permits necessary where applicable, such as for cell sites on water towers or agricultural land.

National Zoning Plan 36

National Zoning Plan 36 includes guidelines for constructing cell sites in order to provide cellular broadcasting and reception communications coverage throughout Israel, while preventing radiation hazards and minimizing damage to the environment and landscape. The purpose of these guidelines is to simplify and streamline the process of cell site construction by creating a uniform framework for handling building permits.

National Zoning Plan 36 sets forth the considerations that the planning and building authorities should take into account when issuing building permits for cell sites. These considerations include the satisfaction of safety standards meant to protect the public’s health from non-ionizing radiation emitting from cell sites, minimizing damage to the landscape and examining the effects of cell sites on their physical surroundings. National Zoning Plan 36 also determines instances in which building and planning committees are obligated to inform the public of requests for building permits prior to their issuance, so that they may submit objections to the construction of a site in accordance with the provisions of the Israeli Planning and Building Law, 1965.

We understand that an amendment to National Zoning Plan 36 is being prepared, which could, if adopted, make the process of obtaining building permits for the construction and operation of cell sites more cumbersome and costly and may delay the future deployment of our network.

Site licensing

We have experienced difficulties in obtaining some of the permits and consents required for the construction of cell sites, especially from local planning and building authorities. Some of our cell sites are in various stages of receiving building permits, and in several instances we will be required to relocate these sites to alternative locations or to demolish these sites without any suitable alternative. The construction of a cell site without a building permit (or applicable exemption) constitutes a violation of the Planning and Building Law. Violations of the Planning and Building Law are criminal in nature. The Planning and Building Law contains enforcement provisions to ensure the removal of illegal sites. There have been instances in which we received demolition orders or in which we and certain of our directors, officers and employees faced criminal charges in connection with cell sites constructed without a permit. In most of these cases, we were successful in preventing or delaying the demolition of these sites, through arrangements with the local municipalities or planning and building authorities for obtaining the permit, or in other cases, by relocating to alternate sites. As of December 31, 2006, we were subject to approximately 32 criminal and administrative legal proceedings alleging that some of our cell sites were built without a building permit. As of the same date, approximately 10% of our cell sites operated without building permits or applicable exemptions. Although we are in the process of seeking to obtain building permits or modify our cell sites in order to satisfy applicable exemptions for a portion of these sites, we may not be able to obtain or modify them. In addition, we operate other cell sites in a manner which is not fully compatible with the building permits issued for them, although they are covered by permits from the Ministry of Environmental Protection in respect of their radiation level. In some cases we will be required to relocate these cell sites to alternative locations, to reduce capacity coverage or to demolish them without any suitable alternative.

Based on advice received from our legal advisors and consistent with judicial authority, we have not requested building permits under the Planning and Building Law for rooftop radio access devices. The radio access devices do receive the required permits from the Ministry of Environmental Protection, but some local authorities claim that these devices also require building permits or do not meet other legal requirements. If the courts determine that building permits are necessary for the installation of these devices or other legal requirements are not met, it could have a negative impact on our ability to obtain environmental permits for these devices and deploy additional devices, which could negatively affect the extent, quality and capacity of our network coverage and our ability to continue to market our products and services effectively.

In addition to cell sites, we provide repeaters (also known as bi-directional amplifiers) to subscribers seeking a solution to weak signal reception within specific indoor locations. Based on advice received from our legal advisors, we have not requested building permits under the Planning and Building Law for outdoor rooftop repeaters, which are a small part of the repeaters that have been installed. It is unclear whether other types of repeaters require building permits. We are currently in the process of adjusting some of our repeaters to meet the parameters of the applicable exemption. Some repeaters require specific permits and others require a general permit from the Ministry of Environmental Protection in respect of their radiation level, and we are required to ensure that each repeater functions within the parameters of the applicable general permit. The Israeli courts have not yet addressed the question of whether building permits are required for the installation of repeaters. Should it be established that the installation of repeaters (including those already installed) requires a building permit, we will perform cost-benefit analyses to determine whether to apply for permits for existing repeaters or to remove them and whether to apply for permits for new repeaters.

In addition, we construct and operate microwave sites as part of our transmission network. The various types of microwave sites receive permits from the Ministry of Environmental Protection in respect of their radiation level. Based on advice received from our legal advisors, we believe that building permits are not required for the installation of these microwave facilities on rooftops, and, to the best of our knowledge, this issue has not yet been considered by the Israeli courts. If courts determine that building permits are necessary for the installation of these sites, it could have a negative impact on our ability to obtain environmental permits for these sites and to deploy additional microwave sites and could hinder the extent, quality and capacity of our transmission network coverage and our ability to continue to market our landline services effectively.

Indemnification obligations

In January 2006, the Planning and Building Law was amended to provide that as a condition for issuing a building permit for a cell site, local building and planning committees shall require letters of indemnification from cellular operators indemnifying the committees for possible depreciation claims under Section 197 of the Planning and Building Law, in accordance with the directives of the National Planning Council. Section 197 establishes that a property owner whose property value has been depreciated as a result of the approval of a building plan that applies to his property or neighboring properties may be entitled to compensation from the local building and planning committee. In February 2007, the Israeli Minister of Interior Affairs extended the limitation period within which depreciation claims may be brought under the Planning and Building Law from three years from approval of the building plan to the later of one year from receiving a building permit for a cell site and six months from the construction of a cell site. The Minister retains the general authority to extend such period further. This extension of the limitation period increases our potential exposure to depreciation claims.

The National Planning Council’s guidelines issued in January 2006 provide for an undertaking for full indemnification of the planning and building committees by the cellular companies, in the form published by the council. The form allows the indemnifying party to control the defense of the claim. These guidelines will remain in effect until replaced by an amendment to National Zoning Plan 36.

Since January 2006, we have given over forty five indemnification letters in order to receive building permits. In addition, prior to January 2006, we provided three undertakings to provide an indemnification letter to local planning and building committees. Local planning and building committees have sought to join cellular operators, including us, as defendants in depreciation claims made against them even though indemnification letters were not provided. We were joined as defendants in a small number of cases. It is possible that the joining of cellular operators as defendants to similar claims will continue notwithstanding the absence of an indemnification letter. We expect that we will be required to continue to provide indemnification letters as the process of deploying our cell sites continues. As a result of the requirement to provide indemnification letters, we may decide to construct new cell sites in alternative, less suitable locations, to reduce capacity coverage or not to construct them at all, should we determine that the risks associated with providing such indemnification letters outweigh the benefits derived from constructing such cell sites, which could impair the quality of our service in the affected areas.

Construction and operating permits from the commissioner of environmental radiation

Under the Israeli Non Ionizing Radiation Law (and previously under the Pharmacists Regulations (Radioactive Elements and their Products), 1980), it is prohibited to construct cell sites without a permit from the Ministry of Environmental Protection. The Commissioner of Environmental Radiation is authorized to issue two types of permits: construction permits, for cell site construction; and operating permits, for cell site operation.

These permits contain various conditions that regulate the construction or operating of cell sites, as the case may be. All of our cell sites routinely receive both construction and operating permits from the Commissioner within the applicable time frames. The Pharmacists Regulations provide that each of the two kinds of permits is valid for one year from the date of its issuance, or for a shorter period of time as determined by the Commissioner. We submit annual reports regarding radiation surveys conducted on our cell sites. According to the Commissioner, the filing of these reports automatically renews the permits for additional one-year terms. Some repeaters require specific permits and others require general permits from the Commissioner in respect of their radiation level, and we are required to ensure the repeaters function within the parameters of their general permit.

Under the Pharmacists Regulations, the Commissioner may issue orders to take appropriate action should he believe a cell site or other facility poses a threat to the health or welfare of individuals, the public or the environment. Failure to comply with the Pharmacists Regulations, the terms of a permit or the instructions of the Commissioner can lead to sanctions, including the revocation or suspension of the permit.

Pursuant to the Non-Ionizing Radiation Law, which has become effective, for the most part, on January 1, 2007, the construction and operation of cell sites and other facilities requires the prior approval of the Ministry of Environmental Protection. The validity of a construction permit will be for a period not exceeding three months, unless otherwise extended by the Commissioner, and the validity of an operating permit will be for a period of five years. Permits that were issued under the Pharmacists Regulations will be deemed, for the remainder of their term, as permits issued under the Radiation Law. An applicant must first receive a construction permit from the Commissioner and only then may the applicant receive a building permit from the planning and building committee. In order to receive an operating permit from the Commissioner, certain conditions must be met, such as presenting a building permit or an exemption.

The Radiation Law also regulates permitted exposure levels, documentation and reporting requirements, and provisions for supervision of cell site and other facility operation. The Radiation Law grants the Commissioner authority to issue eviction orders if a cell site or other facility operates in conflict with its permit, and it imposes criminal sanctions on a company and its directors and officers for violations of the law. Failure to comply with the Radiation Law or the terms of a permit can lead to revocation or suspension of the permit.

The draft Non-Ionizing Radiation Regulations published by the Ministry of Environmental Protection in November 2006 proposes additional restrictions in relation to the operation of cell sites and other facilities. If these restrictions are adopted in their current draft format, they will, among other things, limit our ability to construct new sites and renew operating permits for a number of our existing sites, specifically in residential areas.

Handsets

The Israeli Consumer Protection Regulations (Information Regarding Non-Ionizing Radiation from Cellular Telephones), 2002, regulate the maximum permitted level of non-ionizing radiation from end-user cellular equipment that emits non-ionizing radiation, which mainly refers to cellular phones, according to the European standard, for testing GSM devices, and the American standard, for testing TDMA devices. They also require cellular operators to attach an information leaflet to each equipment package that includes explanations regarding non-ionizing radiation, the maximum permitted level of non-ionizing radiation and the level of radiation of that specific model of equipment. The Radiation Regulations further require that such information also be displayed at points-of-sale, service centers and on the Internet sites of cellular operators.

Pursuant to procedures published by the Ministry of Communications at the end of 2005, end-user cellular equipment must comply with all relevant standards, including specific absorption rate, or SAR, level standards. We obtain type-approval from the Ministry of Communications for each handset model imported or sold by us. We include information published by the manufacturer regarding SAR levels with all of our handsets. SAR levels are a measurement of non-ionizing radiation that is emitted by a hand-held cellular telephone at its specific rate of absorption by living tissue. SAR tests are performed by handsets manufacturers on prototypes of each model handset, not for each and every handset. We do not perform independent SAR tests for equipment and rely for this purpose on information provided by the manufacturers. As the manufacturers’ approvals refer to a prototype handset, we have no information as to the actual SAR level of the equipment throughout their lifecycle, including in the case of equipment repair.

According to these procedures, in the event of equipment repair, SAR levels must be tested again and if they are not tested, the repairing entity is required to inform the customer that there may be changes in the SAR levels by affixing a label to the equipment. The Ministry of Communications has appointed a consultant to create guidelines for implementing this procedure. We and the other cellular operators have met with this consultant. In August 2006, the consultant submitted his findings to the Ministry of Communications, but the Ministry of Communications has not yet issued any guidelines. We are awaiting the publication of these guidelines before implementing these requirements.

Obtaining a license for importing or trading in spare parts that are likely to affect the level of non-ionizing radiation requires receipt of compliance approvals from the manufacturer of the parts or from a laboratory authorized by the Ministry of Communications. To the best of our knowledge, to date no spare parts manufacturer has provided any cellular operator with such an approval and no laboratory has been authorized to issue such approvals by the Ministry of Communications.

Royalties

Under the Communications Law, the Communications Regulations (Royalties), 2001, and the terms of our general license from the Ministry of Communications, in 2006 we were required to pay the State of Israel royalties equal to 3% of our revenues generated from telecommunications services, less payments transferred to other license holders for interconnect fees or roaming services, sale of handsets and losses from bad debt. The rate of these royalties has decreased in recent years, from 4.5% in 2002, to 4% in 2003, and to 3.5% in 2004 and 2005. In August 2006, the royalty rate was reduced to 3%, retroactively from

 January 1, 2006 and it will continue to be reduced by 0.5% per year, until reaching a rate of 1%.

Number Portability

In March 2005, an amendment to the Communications Law was approved requiring the Ministry of Communications to publish a number portability plan for landline and cellular telephone operators. Number portability would permit cellular and landline network subscribers in Israel to change network operators (from one cellular operator to another and from one landline operator to another) without having to change their telephone numbers. The Minister was required to provide instructions for license holders for the implementation and operation of the plan by September 1, 2006. For special reasons, the implementation and operation of the plan may be postponed for a period not to exceed three months.

In August 2005, the Ministry of Communications published guidelines for number portability. Since May 2005, the telecommunications license holders have repeatedly informed the Ministry of Communications, through a joint forum for number portability, that they were not prepared to implement the guidelines on schedule. The Ministry of Communications refused to take any measures in order to change the date for implementation of the guidelines.

In August 2006, we, together with Partner and Pelephone, filed a petition with the Supreme Court, sitting as the High Court of Justice, for the provision of an order against the Government of Israel and the Ministry of Communications to show cause for their failure to immediately act in order to initiate an amendment to the Communications Law postponing the deadline for the implementation of number portability, since the deadline is set forth in the Communications Law. Bezeq filed a similar petition on the same date. The reasons for the petition include our inability to comply with the guidelines under the current time schedule since the time schedule was based on number portability plans implemented abroad and failed to take into consideration the unique technological environment of the Israeli cellular market, the more complex requirements set by the Israeli regulator and the absence of a detailed plan, as was originally contemplated by the law. As a result, all relevant telecommunications license holders, including us, may face claims of violation of the Communications Law and of their general license as of September 1, 2006, without the ability to comply with the law or their license. Individual subscribers have sought to intervene in the petition and also filed a purported class action against us and other cellular and landline operators based on the alleged failure to comply with these requirements. See “Item 8 - Financial Information - Legal Proceedings—Purported class actions.” At this preliminary stage, we are unable to assess the lawsuit’s chances of success.

We have concluded the internal developments required for the implementation of number portability and have received the Ministry of Communications’ approval thereof. We believe that the number portability plan will be implemented during the second half of 2007, subject to the readiness of the other communications operators.

Frequency Fees

Frequency allocations for our cellular services are governed by the Israeli Wireless Telegraph Ordinance (New Version), 1972. We pay frequency fees to the State of Israel in accordance with the Israeli Wireless Telegraph Regulations (Licenses, Certificates and Fees), 1987. We are currently in dispute with the Ministry of Communications over a sum of NIS

58 million as of December 31, 2006, in GSM and UMTS frequency fees. For further information, see “Item 8 - Financial Information - Legal Proceedings.”

Voice Over Broadband

During February 2007, the Ministry of Communications published its policy regarding Voice Over Broadband, or VOB, over landline networks. An expected amendment to our landline communication services license will allow us to provide VOB.

Mobile Virtual Network Operator

A mobile virtual network operator, or MVNO, is a cellular operator that does not own its own spectrum and usually does not have its own network infrastructure. Instead, MVNOs have business arrangements with existing cellular operators to use their infrastructure and network for the MVNO’s own customers. In September 2006, the Director General of the Ministry of Communications and the Budget Commissioner in the Ministry of Finance were appointed by a governmental committee to examine the possibility of implementing MVNO operation in Israel. Their findings and recommendations are expected to be published in May 2007 . If the Ministry of Communications and the Ministry of Finance take measures to introduce the operation of MVNOs in the Israeli cellular market, this could increase competition, which may adversely affect our revenues.

Emergency Situations

We may be subject to certain restrictions and instructions regarding our activities or provision of services during national emergencies or for reasons of national security or public welfare, including taking control of our cellular or land line networks. Further, the Prime Minister and the Ministry of Communications may determine that our services are deemed essential services, in which case we may be subject to further additional limitations on our business operations.

Reporting Requirements

We are subject to extensive reporting requirements. We are required to submit to the Ministry of Communications detailed annual reports with information concerning subscribers, revenues by service, the number of new subscribers and churn, annual financial statements and prior notice of tariff increases. In addition, under our license we may be required by the Ministry of Communications to file additional reports, such as reports on complaints, network problems and the development of the network.

C. ORGANIZATIONAL STRUCTURE

The IDB Group

Our majority shareholder, DIC, is a majority-owned subsidiary of IDB Development Corporation Ltd., or IDB Development, which in turn is a majority-owned subsidiary of IDB Holding Corporation Ltd., or IDB, one of Israel’s largest business groups. IDB, IDB Development and DIC are public Israeli companies traded on the Tel Aviv Stock Exchange. See the footnote to the table under “Item 7.A - Major Shareholders” for information on the holdings in IDB. We do not have any significant subsidiaries.

D. PROPERTY, PLANT AND EQUIPMENT

Headquarters

In August 2003, we entered into a long-term agreement for the lease of our headquarters in Netanya, Israel. The leased property covers approximately 57,800 square meters, of which approximately 26,000 square meters consist of underground parking lots. The lease has an initial term of ten years and is renewable for three additional periods of five years each, upon our notice.

Real Estate in Modi’in

In November 2001, we were awarded a tender by the Israel Land Administration, or the ILA, for the development of a plot covering an area of approximately 74,450 square meters in Modi’in, Israel. At that time, we had plans to establish our headquarters and logistics center in Modi’in, but we subsequently decided to establish our headquarters in Netanya. As a result, we failed to comply with our undertakings to the ILA to complete the development of the plot by November 2004. In May 2006, we and the ILA signed a leasing agreement for the plot, for a period of 49 years beginning in November 2001. Currently, we are seeking to sell our rights in the property to third parties. Due to our failure to comply with our development agreement, we may be liable for fines and additional amounts to the ILA, but we do not anticipate that those amounts would be material.

Service centers, points of sale and cell sites

As of December 31, 2006, we leased approximately 40 service centers, points of sale and other facilities, which are used for marketing, sales and customer service. Lease agreements for our retail stores and service centers are generally for periods of two to three years, with extension options that vary by location.

In addition, we lease from various parties, including the ILA, municipalities and private entities sites for the establishment, maintenance and operation of cell sites for our cellular network.

The duration of these lease agreements varies and ranges, in most cases, from two to six years, with an option to extend the lease for successive similar periods. The lease agreements also differ from each other in aspects such as payment terms and exit windows that enable us to terminate the agreement prior to its scheduled expiration. In some of the agreements, the lessor is entitled to terminate the agreement at any time without cause, subject to prior notice. Based on our past experience, we encounter difficulties in extending the term of approximately 5% of the lease agreements for cell sites, which at times results in our having to pay substantially higher rent in order to remain in the same locations or to find alternative sites.

Authorization agreement with land regulatory authorities

In October 2005, we entered into an authorization agreement with the ILA (which manages the lands of the Development Authority and the Jewish National Fund) that authorizes us to use lands managed by the ILA for the establishment and operation of cell sites. The authorization agreement is effective for a term of five years commencing January 1, 2004.

The authorization agreement provides that subject to the receipt of approval from the ILA, we will be entitled to establish and operate cell sites on the lands leased to third parties throughout the agreement’s term. In connection with the authorization agreement we undertook to vacate at the end of the agreement’s term all facilities installed in the authorized area unless the authorization period is extended.

Under the authorization agreement, the ILA is entitled to revoke authorizations granted to us in the event of changes in the designation of the land on which a cell site was erected, in the event that we violate a fundamental condition of the authorization agreement, in the event that the holders of rights in the properties on which we erected cell sites breach the agreements between them and the ILA and in the event that the land on which a cell site was erected is required for public use.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following operating and financial review and prospects should be read in conjunction with “Item 3.A - Selected Financial Data” and our consolidated financial statements and accompanying notes appearing elsewhere in this annual report. Our financial statements have been prepared in accordance with Israeli Generally Accepted Accounting Principles, or Israeli GAAP, which differ in certain respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP. Note 28 to the audited consolidated financial statements provides a description of the principal differences between Israeli GAAP and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of income and total shareholders’ equity, a description of how operating income under U.S. GAAP was determined, a condensed financial statement of cash flows under U.S. GAAP and U.S. GAAP supplementary information.

Pursuant to Israeli GAAP, until December 31, 2003, we prepared our financial statements on the basis of historical cost adjusted for the changes in the general purchasing power of Israeli currency, the NIS, based upon changes in the Israeli consumer price index. Accordingly, among other things, non-monetary items (such as fixed assets) were adjusted based on the changes in the Israeli CPI from the Israeli CPI published for the month in which the transaction relating to the asset took place up to the Israeli CPI at the date of the balance sheet. Starting January 1, 2004, the adjustment of financial statements for the impact of the changes in the purchasing power of the Israeli currency was discontinued. The adjusted amounts included in the financial statements as of December 31, 2003 constitute the starting point for the nominal financial report as of January 1, 2004. Any additions made from January 1, 2004 are included at their nominal values.

This discussion contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many important factors, including those set forth under “Item 3.D - Risk Factors” and elsewhere in this annual report.

A. OPERATING RESULTS

Overview

General

We are the leading provider of cellular communications services in Israel in terms of number of subscribers, revenues and EBITDA as of December 31, 2006, providing services to approximately 2.884 million subscribers in Israel with an estimated market share of 34.4%.

We earn revenues and generate our primary sources of cash by offering a broad range of cellular services through our network covering substantially all of the populated territory of Israel. These services include basic and advanced cellular telephone services, text and multimedia messaging services and advanced cellular content and data services. We also provide international roaming services to our subscribers in 171 countries as of December 31, 2006 as well as to subscribers of foreign networks visiting Israel. We offer our subscribers a wide selection of handsets of various leading global manufacturers as well as extended warranty services. We have an advanced 1,300 kilometer fiber-optic transmission infrastructure. Together with our complementary microwave-based infrastructure, our fiber-optic infrastructure connects the majority of our cell sites with the remainder connected using supplemental transmission capacity leased from Bezeq, the incumbent landline operator. Having our own transmission network enables us to save substantial operating cash lease costs that would be associated with complete reliance on Bezeq’s infrastructure, although these savings are partially offset by maintenance costs and microwave spectrum fees. It also allows us to sell transmission and data services to business customers and telecommunications operators. In April 2006, we received a license to provide landline telephone services in Israel as well and we began to offer these services to selected businesses in July 2006. While we expect landline telephone services to be a future growth opportunity, we do not expect material revenues from these services in 2007.

Our management evaluates our performance through focusing on our key performance indicators: number of subscribers, churn rate, average minutes of usage per subscriber, or MOU, average revenue per subscriber, or ARPU, EBITDA (as defined in “Results of Operations”) and operating income. These key performance indicators are primarily affected by the competitive and regulatory landscape in which we operate and our ability to adapt to the challenges posed. We have modified our process for calculating our number of subscribers at various times in the past. This modification impacts the comparability of our subscriber count and other key performance indicators.

Our competitive landscape is characterized by a highly penetrated cellular market. Competition is intense and attracting new subscribers and retaining existing subscribers has become increasingly difficult and costly. The competition in our market is expected to increase further as a result of the implementation of number portability, which is likely to occur during 2007, as it will remove a deterrent to switching providers. In the past our revenue growth has largely resulted from growth in the overall market. Going forward, however, we intend to drive revenue growth primarily by: maintaining and enhancing our strong brand; retaining our existing subscribers; increasing our ARPU by offering new and advanced services as well as increasing our content and roaming revenues; and attracting new subscribers, mainly from other cellular operators. In particular, in addition to being an important factor in selecting a cellular provider, we believe that content and other value-added services are a potential growth engine for increasing revenues. With the full launch in the third quarter of 2006 of our advanced content services, based on 3.5G HSDPA technology, we have already started to execute our growth strategy in this area.

The cellular industry is primarily regulated by the Ministry of Communications. See “Item 4.B - Business Overview - Government Regulations.” While our pricing is not generally regulated, certain of our rates are subject to regulation. In particular, the annual reduction of interconnect tariffs by the Ministry of Communications commencing in March 2005, which will continue through 2008, has adversely affected our results and requires us to find alternative sources of revenues to compensate for these reductions. Further, commencing January 1, 2009, the basic airtime charging unit, as well as the interconnect tariff unit, will decrease from the current 12-second basic charging unit to a one-second basic charging unit. We are implementing various measures to reduce the impact of this change on our operating results including by offering attractive calling plans based on other charging units, while allowing customers to switch to a basic (one-second) unit calling plan, as our license currently permits us to do. Finally, in November 2006, the licenses of Israeli cellular operators, including us, were amended with respect to the pricing method of calls that terminate in the voice mail of cellular subscribers. This amendment came into effect in January 2007. Management believes that if the amendment had come into effect as of January 1, 2006, its effect on an annual basis in 2006, based upon September 2006 data, would have been to decrease our annual revenue and net income by NIS 70 million and NIS 40-45 million, respectively.

The construction and operation of our cell sites and other transmission facilities are highly regulated and require us to obtain various consents and permits. See “Item 4.B - Business Overview - Government Regulations—Permits for Cell Site Construction.” We have experienced difficulties in obtaining some of these consents and permits, particularly in obtaining building permits for cell sites from local planning and building authorities. See “Item 3.D - Risk Factors—We may not be able to obtain permits to construct and operate cell sites.” However, even though 28 cell sites are the subject of criminal proceedings (with eight cell sites subject to demolition orders) as of December 31, 2006, we do not expect that the demolition of these facilities would have a material impact on our results of operations and financial condition. We are also monitoring the consultation process with respect to the draft Non-Ionizing Radiation Regulations published by the Ministry of Environmental Protection in November 2006. However, until the process is complete and final draft regulations are proposed, we will not be in a position to assess their potential impact on our results of operations and financial condition. Moreover, if we are unable to obtain or renew building or other consents and permits for our existing sites or other facilities, we will be required to demolish or relocate these cell sites and facilities. Our inability to relocate cell sites or other facilities in a timely manner could adversely affect our existing network resulting in the loss of subscribers, prevent us from meeting the network coverage and quality requirements contained in our license and adversely impact our network build-out, all of which may have a material adverse result on our results of operations and financial condition.

Our profitability is also affected by other factors, including changes in our cost of revenues and selling, general and administrative expenses, including depreciation and finance expenses.

Following the acquisition by IDB of a majority interest in us in September 2005, IDB brought in a new management team, including Ami Erel, the Chairman of our Board of Directors, who has been President and CEO of Bezeq, Amos Shapira, our Chief Executive Officer who has been chief executive officer of Kimberly-Clark’s Israeli subsidiary and of El

Al Airlines, and Tal Raz, our Chief Financial Officer, one of the founders and formerly a director of Partner, one of our principal competitors. Our new management team has already implemented a series of initiatives to drive growth, including the continued enhancement of our distinctive brand, greater focus on customer service and new sales campaigns, including the launch of new content services. In addition, from January 2006 to December 2006, our new management’s cost-reduction efforts involved the reduction of our overall workforce, including higher-cost temporary workers, by over 6%, primarily through the elimination of over 18% of non-customer facing positions. This streamlining has improved our operating cost structure and reduced our general and administrative expenses. Following implementation of these initiatives, our revenues and operating income increased in 2006 by approximately 10% and 40%, respectively. Notwithstanding these savings and management’s continued focus on cost cutting initiatives, we expect that selling expenses will continue to increase as a result of sales commissions paid for new subscribers and increased marketing efforts. Further, the higher cost of 3G enabled handsets to support our advanced content and data services may increase the costs related to both subscriber acquisition and subscriber retention.

Our results are also impacted by currency fluctuations. While substantially all of our revenues are denominated in NIS, for 2006, approximately 25% of cash outflow was denominated in, or linked to, other currencies, mainly U.S. dollars. These payments included capital expenditures, cell site rental fees, payments to equipment suppliers and, in 2006, payments of principal and interest on our credit facility. Changes to the Israeli CPI, may also impact our results as our debentures and some of our expenses are linked to the Israeli CPI. Any devaluation of the NIS against the U.S. dollar or other non-NIS currencies will therefore increase the NIS cost of our expenses that are not denominated in NIS or are linked to those currencies and any increase in the Israeli CPI will increase the financial expenses associated with our debentures. We enter into derivative instruments to mitigate the effect of the various market risks associated with these expenses. See “Item 11 —Quantitative and Qualitative Disclosures About Market Risk.”

Further, we incurred significant debt in late 2005 and in the first half of 2006, which will increase our financial expenses compared to historical results. We issued approximately NIS 2.0 billion of two series of debentures which bear interest at the rates of 5.0% and 5.3% and are linked to the Israeli CPI. In addition, in March 2006, we entered into an unsecured syndicated facility agreement with a number of Israeli and international banks arranged by Citibank N.A. and Citibank International plc, which provides for a term loan of $280 million and a revolving credit facility of up to $70 million. In April 2006, we converted part of the outstanding dollar loan into an NIS loan. See “—Liquidity and Capital Resources—Debt service.”

In February 2006, our Board of Directors adopted a policy to distribute each year at least 75% of our annual net income as determined under Israeli GAAP as dividends, subject to compliance with applicable law, our license and contractual obligations (which currently limit distribution of dividends), and so long as the distribution would not be detrimental to our cash needs or any plans approved by our Board of Directors. In March 2007, our Board resolved to distribute dividends within the boundries of the February 2006 dividend policy and, until resolved otherwise, on a quarterly basis. During 2006, we distributed cash dividends in the aggregate amount of NIS 3.83 billion mainly from retained earnings accumulated over the previous years. Prior to 2006, we had not distributed dividends since our inception. We currently expect that the quarterly dividend we will declare for the first quarter of 2007, which may be funded out of a combination of net income, existing retained earnings and/or a portion of the approximately NIS 285 million of retained earnings described under “— New Israeli accounting standard affecting measurement of fixed assets,”

will be NIS 1.4 per share. Any dividends must be declared by our Board of Directors, which will take into account the factors set out in Item 8.A - Dividend Policy. The amount of dividends per share we will pay for the first quarter does not necessarily reflect dividends that will be paid for future quarterly periods, which can change at any time in accordance with the policy set out Item 8.A - Dividend Policy. See “Item 8.A - Dividend Policy” and “—Liquidity and Capital Resources—Dividend payments.” Also, In the future, our Board of Directors may determine that our cash needs for debt service, capital expenditures or operations may increase and that it would not be prudent to distribute dividends.

On February 9, 2007, we closed the initial public offering of our ordinary shares and their listing on the NYSE. The offering was made solely by certain of our existing shareholders, and we did not receive any proceeds. The selling shareholders agreed to bear the out-of-pocket expenses of the offering. This offering fulfilled the agreement of our majority shareholder, DIC, with some of our other shareholders to endeavor to cause us to undertake an initial public offering by 2009 and will enable us to take advantage of the equity and debt capital raising opportunities available to a public company in a deep and liquid capital market, to have the ability to use equity based compensation schemes as a tool to incentivize management to generate positive operating results and to provide access to certain of our shareholders to exercise their rights under the registration rights agreement. We expect the rules and regulations to which we are subject as an NYSE-listed company to increase our legal and financial compliance costs and to make some activities more time-consuming and costly.

New Israeli accounting standard affecting measurement of fixed assets

In September 2006, the Israeli Accounting Standards Board published Israeli Accounting Standard No. 27, “Property, plant and equipment” which prescribes rules for the presentation, measurement and recognition of fixed assets and related disclosure. Starting January 1, 2007, when this new standard takes effect, we will retroactively separate each individual material component of our network that has an estimated useful life that differs from the dominant asset within the network, mainly transmission equipment such as fiber-optic cables and infrastructure. Then, each component will be retroactively depreciated over its own useful life. The retroactive application of this standard is expected to increase our retained earnings as of January 1, 2007 by approximately NIS 285 million and to have the following effect on our results of operations for all of the periods reported herein.

	Year Ended December 31,
	2003	2004	2005	2006
	(In NIS millions)
Decrease in depreciation expense	46	46	52	53
Decrease (increase) in deferred tax expense	(17)	(4)	(2)	(10)
Decrease in capital gain	—	—	(2)	(1)
Increase in net income	29	42	48	42
Increase in basic and diluted earnings per ordinary shares	0.30	0.43	0.49	0.43

It is also expected to have a significant effect on our results of operations for future periods. See “—New Accounting Standards—Israeli Accounting Standard No. 27, “Property, plant and equipment”.”

Adoption of International Financial Reporting Standards

In July 2006, the Israeli Accounting Standards Board published Israeli Accounting Standard No. 29, “Adoption of International Financial Reporting Standards.” The Standard provides that entities that are required to report pursuant to the Israeli Securities Law, 1968 are to prepare their financial statements for periods beginning as and from January 1, 2008 according to International Financial Reporting Standards, or IFRS. As we are required to report under the Securities Law as a result of the listing of our debentures on the Tel Aviv Stock Exchange, we will adopt IFRS as our financial reporting standard in 2008. As part of this adoption, we intend to include certain balance sheet data as of December 31, 2007, and income statement data for the year then ended, that will have been prepared according to the recognition, measurement and presentation principles of IFRS in our annual financial statements for December 31, 2007.

2006 Share Incentive Plan

In September 2006, our Board of Directors approved an option plan for our employees, officers and directors. The plan has an initial pool of 2,500,000 shares in respect of which options and restricted stock units, or RSUs, may be granted. In October and November 2006, we granted options to purchase an aggregate of 2,414,143 ordinary shares at an exercise price of $12.60 per share. Among those grants were options to purchase up to 450,000 ordinary shares to each of Ami Erel, our Chairman of the Board, and Amos Shapira, our Chief Executive Officer. The remainder of the options grants was made to our senior employees. In March 2007, we granted options to purchase an aggregate of 30,786 ordinary shares at an exercise price of $12.60 per share to certain of our senior employees, under the terms of the plan.

In general, the options and RSUs vest in four equal installments on each of the first, second, third and fourth anniversaries of the date of grant. Under Israeli GAAP, we are required to expense the grant date fair value of the options over their vesting period in accordance with Israeli Accounting Standard No. 24. The treatment under U.S. GAAP in accordance with SFAS 123R is the same. In accordance with these standards, we estimate the total compensation cost related to the options granted to be NIS 53 million, of which we expect to expense approximately NIS 29 million before the end of 2007. This cost will be recognized over the vesting period commencing on February 9, 2007, the date of completion of our initial public offering. However, the vesting of options and RSUs will be accelerated upon certain corporate events, including a merger, a consolidation, a sale of all or substantially all of our consolidated assets, or a sale of our ordinary shares held by IDB that leads to any reduction in IDB’s ownership to below 50.01%. If we distribute cash dividends before the exercise of these options, the exercise price of each option will be reduced by an amount equal to the gross amount of the dividend per share distributed.

Revenues

We derive our revenues primarily from the sale of cellular network services (such as airtime), handsets and other services, including extended handset warranties and the provision of transmission services. Revenues from airtime are derived from subscribers originating calls on our network and from interconnect revenues from other operators for calls terminating on our network. Revenues also include roaming charges that we bill to our subscribers for the use of the networks of our roaming partners outside Israel, to which we refer to as outbound roaming, and charges that we bill to our roaming partners whose subscribers use our network, to which we refer to as inbound roaming.

Cost of revenues

The principal components of our cost of revenues are interconnect fees, the purchase of handsets, accessories and spare parts, cell site leasing costs, outbound roaming services fees, royalty payments to the government of Israel, salaries and network development and maintenance. Our cost of revenues also includes depreciation of the cost of our network equipment and amortization of our spectrum licenses. See “—Application of Critical Accounting Policies and Use of Estimates—Long-lived assets - depreciation.”

Selling and marketing expenses

Selling and marketing expenses consist primarily of sales force salaries and commissions, advertising, public relations and promotional expenses. We compensate our sales force through salaries and incentives. As we continue to focus our efforts on increasing sales of our products and services, we expect our sales commissions to rise accordingly.

General and administrative expenses

General and administrative expenses consist primarily of salaries and compensation, professional and consultancy fees, leases and maintenance of our offices, bad debt allowance, and other administrative expenses. Our general and administrative expenses also include depreciation and maintenance fees, mainly for our billing system.

Financial income and expenses

Financial income and expenses consist primarily of interest expense on long-term and short-term loans and interest on our debentures, the interest income component of handset long-term installment sales, the effects of fluctuations in currency exchange rates, Israeli CPI adjustments related to the Israeli CPI-linked debentures and other expenses, and income or losses relating to financial derivative instruments that do not qualify for hedge accounting according to Israeli GAAP.

Other income and expenses

Other income and expenses consist primarily of capital gains or losses from sale of capital assets.

Income Tax

Generally, Israeli companies were subject to corporate tax on their taxable income at the rate of 35% for the 2004 tax year and 34% for the 2005 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961, which came into effect on January 1, 2006, the corporate tax rate was decreased to 31% for the 2006 tax year, and is scheduled to further decrease as follows: 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived from assets purchased after January 1, 2003. A deferred tax asset or liability is created for temporary differences between income recognized for tax purposes and for accounting purposes.

On November 20, 2006, the Israeli Supreme Court overturned a previous ruling made by the Israeli District Court regarding the deductibility for tax purposes of financing expenses that might be attributed by the Israeli tax authorities to the financing of dividends. Following this ruling, we recorded in 2006 an additional tax provision of NIS 55.5 million, based on the possibility that part of our financing expenses accrued in 2006 will not be recognized as a deductible expense for tax purposes. While we believe that we have reasons justifying the recognition of these expenses, or part of them, for tax purposes, as of the date of the financial statements the level of certainty required in order to recognize these expenses does not exist. As a result, we recorded the NIS 55.5 million provision. We are evaluating the possible effects of the ruling, if any, on our future results.

Results of Operations - Comparison of 2004, 2005 and 2006

The following table sets forth key performance indicators for the periods indicated:

	Year Ended December 31,			Change*
	2004	2005	2006	2005 vs. 2004		2006 vs. 2005

Subscribers at end of period(1) (in thousands)	2,450	2,603	2,884	6.2%		10.8%
Period churn rate(1)(2)	19.9%	15.0%	16.8%	(4.9	pp)	1.8	pp
Average monthly usage per subscriber (MOU) (in minutes)(1)(3)	334	321	338	(3.9%)		5.3%
Average monthly revenue per subscriber (ARPU)(1)(4) (in NIS)	174	151	151	(13.2%)		0.0%
Operating income (in NIS millions)	953	702	981	(26.3%)		39.7%
Net income (in NIS millions)	617	483	517	(21.7%)		7.0%
EBITDA(5) (in NIS millions)	1,914	1,643	1,864	(14.1%)		13.5%
Operating income margin(6)	17.0%	13.7%	17.4%	(3.3	pp)	3.7	pp
EBITDA margin(7)	34.2%	32.1%	33.2%	(2.1	pp)	1.1	pp

* pp denotes percentage points and this measure of change is calculated by subtracting the 2004 measure from the 2005 measure and the 2005 measure from the 2006 measure, respectively.

(1)	Subscriber data refer to active subscribers. Until June 30, 2006, we had a three-month method of calculating our subscriber base, which means that we deduct subscribers from our subscriber base after three months of no revenue generation or activity on our network by or in relation to both the post-paid and pre-paid subscriber. We now believe that waiting six months to deduct subscribers is preferable since many subscribers that were inactive for three months become active again before the end of six months. As a result, commencing July 1, 2006, we adopted a six-month method of calculating our subscriber base, but have not restated our prior subscriber data presented in this table to reflect this change. The six-month method is, to the best of our knowledge, consistent with the methodology used by other cellular providers in Israel. This change in methodology resulted in an increase of our number of reported subscribers by approximately 80,000 compared to the prior methodology and affected our other key performance indicators accordingly. We also revised our subscriber calculation methodology in 2005 but have not restated prior subscriber data to conform to the new presentation. We estimate that the change in methodology in 2005 led to an increase in our reported subscriber numbers of approximately 84,000.

(2)	Churn rate is defined as the total number of voluntary and involuntary permanent deactivations in a given period expressed as a percentage of the number of subscribers at the beginning of such period. Involuntary permanent deactivations relate to subscribers who have failed to pay their arrears for the period of six consecutive months. Voluntary permanent deactivations relate to subscribers who terminated their use of our services.

(3)	Average monthly minutes of use per subscriber (MOU) is calculated by dividing the total billable minutes (of outgoing and incoming calls from other networks, excluding roaming usage) during the month, by the average number of subscribers during such month, and by dividing the sum of such results for all months in the reported period by the number of months in the period. If the methodology of calculating our subscriber base had not changed in July 2006, the MOU for the year ended December 31, 2006 would have been 343 minutes, which represents an increase of 6.9% compared with the corresponding period in 2005.

(4)	Average monthly revenue per subscriber (ARPU) is calculated by dividing revenues from cellular services for the period by the average number of subscribers during the period and by dividing the result by the number of months in the period. Revenues from inbound roaming services are included even though the number of subscribers in the equation does not include the users of those roaming services. Inbound roaming services are included because ARPU is meant to capture all service revenues generated by a cellular network, including roaming services. Revenues from sales of extended warranties are included because they represent recurring revenues generated by subscribers, but revenues from sales of handsets, repair services and transmission services are not. We, and industry analysts, treat ARPU as a key performance indicator of a cellular operator because it is the closest meaningful measure of the contribution to service revenues made by an average subscriber. If the methodology of calculating our subscriber base had not changed in July 2006, the ARPU for the year ended December 31, 2006 would have been NIS 153, which represents an increase of 1.3% compared with the corresponding period in 2005.

We have set out below the calculation of ARPU for each of the periods presented:

	Year Ended December 31,
	2004	2005	2006
	(In NIS millions, except number of subscribers and months)

Revenues	5,600	5,114	5,622
less revenues from equipment sales	646	565	636
less other revenues*	21	38	61

Revenues used in ARPU calculation (in NIS millions)	4,933	4,511	4,925
Average number of subscribers	2,368,919	2,489,453	2,717,133
Months during period	12	12	12
ARPU (in NIS, per month)	174	151	151

* Other revenues include revenues from repair services and transmission services.

(5)	EBITDA is a non-GAAP measure and is defined as income before financial income (expenses), net; other income (expenses), net; income tax; depreciation and amortization. We present EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our recently incurred significant debt), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses or, most recently, our provision for tax expenses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense and the impact of purchase accounting (affecting depreciation and amortization expense). EBITDA should not be considered in isolation or as a substitute for operating income or other statement of operations or cash flow data prepared in accordance with Israeli GAAP as a measure of our profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this annual report, may not be comparable to similarly titled measures reported by other companies due to differences in the way these measures are calculated.

The following is a reconciliation of EBITDA with net income and operating income:

	Year Ended December 31,
	2004	2005	2006
	(In NIS millions)
Net income	617	483	517
Financial expenses (income), net	45	(24)	155
Other expenses (income), net	(1)	11	5
Income taxes	292	232	304
Operating income	953	702	981
Depreciation and amortization	961	941	883
EBITDA	1,914	1,643	1,864

(6)	Operating income margin is defined as operating income as a percentage of total revenues for each of the applicable periods.

(7)	EBITDA margin is defined as EBITDA as a percentage of total revenues for each of the applicable periods.

The following table sets forth our selected consolidated statements of operations as a percentage of total revenues from operations for the periods indicated:

	Year Ended December 31,
	2004	2005	2006

Revenues	100.0%	100.0%	100%
Cost of revenues	59.0%	61.3%	59.2%
Gross profit	41.0%	38.7%	40.8%
Selling and marketing expenses	11.8%	12.2%	11.7%
General and administrative expenses	12.2%	12.8%	11.7%
Operating income	17.0%	13.7%	17.4%
Financial income (expenses), net	(0.8)%	0.5%	(2.7%)
Other income (expenses), net	0.0%	(0.2)%	(0.1%)
Income before taxes	16.2%	14.0%	14.6%
Income tax	5.2%	4.6%	5.4%
Net income	11.0%	9.4%	9.2%

Revenues

	Year Ended December 31,			Change
	2004	2005	2006	2005 vs. 2004	2006 vs. 2005
	(In NIS millions)

Revenues	5,600	5,114	5,622	(8.7%)	9.9%

The increase in revenues in 2006 was due primarily to an increase of approximately 10.8% in our subscriber base (approximately 7.7% if our calculation methodology had not changed, as discussed above) and an increase in the average usage per subscriber leading to increased airtime usage. Revenues also benefited from a relatively significant increase in roaming services and in content services. In addition, revenues from handsets and accessories in 2006 increased compared to 2005. The increase in revenues was offset in part by the reduction of interconnect tariffs by the Ministry of Communications in March 2005 and again in March 2006. ARPU remained flat due to the increase in revenue from content and roaming services and in airtime usage, being offset by the reduction in interconnect tariffs.

The decrease in our revenues in 2005 was due mainly to the reduction in interconnect tariffs by the Ministry of Communications in March 2005 and a decrease in the average tariff per minute, both resulting in a reduction in ARPU, and a decrease in the number of handsets sold. This decrease was offset in part by an increase in domestic airtime usage and in outbound roaming usage and by an increase in our subscribers base.

The following table sets forth the breakdown of our revenues for the periods indicated based on the various sources thereof:

	2004		2005		2006
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(NIS in millions)		(NIS in millions)		(NIS in millions)
Voice Services:
Outgoing air time (including interconnect)	2,773	49.5%	2,535	49.6%	2,593	46.1%
Incoming air time	1,290	23.1%	1,072	21.0%	1,145	20.4%
Roaming	230	4.1%	300	5.8%	379	6.7%
Total voice services	4,293	76.7%	3,907	76.4%	4,117	73.2%

Content and value added services*	245	4.4%	247	4.8%	328	5.8%

Other services**	416	7.4%	395	7.8%	541	9.7%
Total services	4,954	88.5%	4,549	89.0%	4,986	88.7%
Handsets and accessories	646	11.5%	565	11.0%	636	11.3%
Total	5,600	100.0%	5,114	100.0%	5,622	100.0%

* Consists of content services, text messages and data services.
** Consists of fixed monthly subscription fees, extended warranty fees, transmission services and others.

During 2006 revenues from services (comprising approximately 89% of total revenues) increased by approximately 10%, compared with 2005. This increase in revenues from services was primarily as a result of an increase in our customer base of approximately 10.8% (approximately 7.7% if our calculation methodology had not changed, as discussed above) (mainly among “post-paid” subscribers), an increase in average subscriber usage and an increase in revenues originating in content and roaming services. These increases were partially offset by the reduction in interconnect tariffs.

During 2005, revenues from services (comprising approximately 89% of total revenues) decreased by 8.2%, compared with 2004. This decrease resulted mainly from a decline in ARPU by 13.2% due primarily to the reduction of interconnect tariffs in March 2005 by the Ministry of Communications. This decrease was partially offset by an increase in usage of roaming and an increase in our subscriber base of approximately 6.2%.

During 2006, revenues from content and value added services also increased mainly as a result of the growth in content services, text messages and sales of data packages. As a percentage of total revenues, revenues from content and value added services increased to 5.8% in 2006 from 4.8% in 2005.

From 2004 to 2005, the revenues from content and value added services, as a percentage of our total revenues, increased from 4.4% to 4.8% respectively.

During 2006, revenues from other services also increased mainly as a result of the growth in fixed monthly subscription fees and sales of transmission services. As a percentage of total revenues, revenues from other services increased to 9.7% in 2006 from 7.8% in 2005.

From 2004 to 2005, the revenues from other services, as a percentage of our total revenues, increased from 7.4% to 7.8% correspondingly, although the amount of those services decreased from NIS 416 million in 2004 to NIS 395 million in 2005.

Handset and accessories revenues (comprising approximately 11% of total revenues) during 2006 increased by 13.0% compared with 2005. This increase primarily resulted from an increase in the average handset sale price due to higher sales of advanced handsets.

Our revenues from the sale of handsets and accessories decreased during 2005 by 12.5%, compared with 2004, as the result of the larger amount of handsets sold in 2004, resulting from aggressive sales campaigns.

The following table sets forth the breakdown of our revenues for the periods indicated based on the types of subscribers:

	2004		2005		2006
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(NIS in millions)		(NIS in millions)		(NIS in millions)

Individual	3,140	56.1%	2,805	54.8%	3,107	55.2%
Business	2,322	41.5%	2,137	41.8%	2,359	42.0%
Other*	138	2.4%	172	3.4%	156	2.8%
Total	5,600	100.0%	5,114	100.0%	5,622	100.0%

* Consists of revenues from inbound roaming services and other services.

A breakdown of revenues according to types of subscribers (individual and business) shows an increase in revenues during 2006 compared with 2005 in revenues attributable to individual subscribers of 11%, and an increase in revenues attributable to business subscribers of 10%. These increases are the result of a higher subscriber base and increased usage, and also an increase in the average handset sale price due to a larger amount of advanced handsets sold in the period.

A breakdown of revenues according to types of subscribers shows a decrease in revenues during 2005, compared with 2004, of approximately 11% from individual subscribers, and of approximately 8% from business subscribers. This decrease was mainly due to a decrease in revenues from services primarily resulting from the erosion of ARPU caused by the decline in interconnect tariffs, and a decrease in the amount of handsets sold to individual subscribers.

The following table sets forth the breakdown of our revenues for the periods indicated based on the types of subscription plans:

	2004		2005		2006
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(NIS in millions)		(NIS in millions)		(NIS in millions)

Pre-paid	773	13.8%	682	13.3%	714	12.7%
Post-paid	4,689	83.7%	4,260	83.3%	4,752	84.5%
Other*	138	2.5%	172	3.4%	156	2.8%
Total	5,600	100.0%	5,114	100.0%	5,622	100.0%

* Consists of revenues from inbound roaming services and other services.

A breakdown of revenues according to types of subscription plans (pre-paid and post-paid) shows that the increase in revenues in 2006 resulted mainly from post-paid subscribers. This increase is the result of an increase in the amount of advanced handsets sold, and an increase in revenues from services resulting from an increase in usage, an increase in content revenues and the expansion of our subscriber base.

A breakdown of revenues according to types of subscription plans (pre-paid and post-paid) shows that there was a decline in revenues from pre-paid subscribers in 2005 compared with 2004 of 11.8%, and from post-paid subscribers of 9.1%. This decrease is the result of a decline in revenues from services, caused primarily by an erosion in ARPU resulting from the reduction of interconnect tariffs, and a decrease in the amount of handsets sold.

Cost of revenues and gross profit

	Year Ended December 31,			Change
	2004	2005	2006	2005 vs. 2004	2006 vs. 2005
	(In NIS millions)

Cost of revenues-services	2,489	2,450	2,546	(1.6)%	3.9%
Cost of revenues-equipment	813	683	780	(16.0)%	14.2%
Total cost of revenues	3,302	3,133	3,326	(5.1)%	6.2%
Gross profit	2,298	1,981	2,296	(13.8)%	15.9%

The increase in cost of revenues-services in 2006 resulted mainly from an increase in cost of content services, such as fees to content providers. This increase was also affected by an increase in outbound roaming activity, resulting in an increase in payments to international cellular operators.

The decrease in cost of revenues-services in 2005 compared to 2004 was due mainly to the reduction in interconnect tariffs by the Ministry of Communications in March 2005 and to the reduction in salary and related expenses as part of our streamlining measures.

The increase in cost of revenues-equipment in 2006 resulted mainly from an increase in the average handset cost due to a larger number of more expensive and advanced handsets sold.

The decrease in cost of revenues-equipment in 2005 compared to 2004 resulted mainly from a decrease in handsets costs due to the smaller number of handsets sold during this period. This decrease was partially offset by a significant adjustment to the carrying value of inventory made in the fourth quarter of 2005. As we had excess inventory due to overly optimistic sales projections, we wrote off part of our inventory of i-mode handsets by approximately NIS 28 million resulting in an increase in our cost of sales.

The improvement in gross profit in 2006 was due primarily to higher airtime usage, an increase in roaming activity and an increase in content services. This improvement was partially offset by the increase in our subsidizing of the cost of handsets sold.

The decrease in gross profit on sales and services in 2005 was due mainly to the reduction in interconnect tariffs by the Ministry of Communications in March 2005, a reduction of the average tariff per minute.

Selling and marketing expenses and general and administrative expenses

	Year Ended December 31,			Change
	2004	2005	2006	2005 vs. 2004	2006 vs. 2005
	(In NIS millions)

Selling and marketing expenses	661	623	656	(5.7)%	5.3%
General and administrative expenses	684	656	659	(4.1)%	0.5%
Total	1,345	1,279	1,315	(4.9)%	2.8%

Selling and marketing expenses increased in 2006 as a result of investments in customer services and an increase in sales commissions as a result of higher handsets sales and expansion of our sale channels, which were partially offset by a decrease in our advertising expenses due to a reduced advertising budget in 2006 compared to 2005.

The decrease in selling and marketing expenses in 2005 was due mainly to the reduction in commissions to our distributors as a result of a decrease in handset sales by them and to a decrease in our advertising costs. The decrease in general and administrative expenses in 2005 was due mainly to a reduction in bad debt expenses, due to improvements in our collection system, more efficient staff utilization and other efficiencies achieved.

General and administrative expenses remained steady in 2006 compared to 2005, primarily due to our streamlining measures, which started at the end of 2005 and included the elimination of over 18% of non-customer facing positions during 2006. In addition, there were decreases in insurance premiums and professional services expenses, which were offset by an increase in a specific provision for bad debts.

Despite our intensified marketing efforts and investment in customer service, our combined selling and marketing expenses and general and administrative expenses increased in 2006 by only 2.8%, due to the streamlining measures that we implemented in late 2005 and early 2006. See “— Overview.”

Financial and other income (expenses), net

	Year Ended December 31,
	2004	2005	2006
	(In NIS millions)

Financial income (expenses), net	(45)	24	(155)
Other income (expenses), net	1	(11)	(5)

The increase in financial expenses in 2006 was due primarily to increased interest expenses as a result of the increase in our outstanding indebtedness following the issuance of our debentures in late 2005 and the first half of 2006, as well as the credit facility with a syndicate of Israeli and international banks arranged by Citibank that we entered into during the first quarter of 2006, raising a total of approximately NIS 3.6 billion. See “— Liquidity and Capital Resources — Debt service — Credit facility from bank syndicate.” We expect to continue to incur this higher level of interest expense.

Interest and expenses associated with the principal amount of the debentures, and interest expenses resulting from the loan facility with the bank syndicate led by Citibank incurred during 2006 were approximately NIS 179 million.

The transition from financial expenses to financial income in 2005 resulted from a decrease in financial expenses as the result of the repayment of the majority of our bank loans and from our hedging against fluctuations in currency exchange rates and other financial derivative transactions.

Financial income resulting from hedging transactions amounted to NIS 11 million in 2005, compared with financial expenses of NIS 28 million in 2004. The change primarily resulted from sharp fluctuations in the U.S. dollar : NIS exchange rate during these years, and the use of hedging transactions to mitigate the risk resulting from these sharp fluctuations.

Income tax

	Year Ended December 31,			Change
	2004	2005	2006	2005 vs. 2004	2006 vs. 2005
	(In NIS millions)

Income tax	292	232	304	(20.5)%	31.0%

The increase in income tax in 2006 compared with 2005 was primarily due to an additional tax provision of NIS 55.5 million following a decision of the Israeli Supreme Court in a case to which we were not a party. On November 20, 2006, the Israeli Supreme Court overturned a previous ruling made by the Israeli District Court regarding the deductibility for tax purposes of financing expenses that might be attributed by the Israeli tax authorities to the financing of dividends. Following this ruling, we recorded an additional tax provision of NIS 55.5 million in 2006, based on the possibility that part of our financing expenses accrued in 2006 will not be recognized as a deductible expense for tax purposes. While we believe that we have reasons justifying the recognition of these expenses, or part of them, for tax purposes, as of the date of the financial statements the level of certainty required in order to recognize these expenses does not exist. As a result, we recorded the NIS 55.5 million provision. We are evaluating the possible effects of the ruling, if any, on our future results.

The increase in income tax was also due to a higher income before income tax, which was partially offset due to a lower income tax rate of 31% in 2006 compared to 34% in 2005.

The decrease in income tax in 2005 compared to 2004 of approximately 21% was due mainly to a lower income before taxes and a lower income tax rate of 34% in 2005 compared to 35% in 2004.

Net income

	Year Ended December 31,			Change
	2004	2005	2006	2005 vs. 2004	2006 vs. 2005
	(In NIS millions)

Net income	617	483	517	(21.7)%	7.0%

The increase in net income in 2006 was due primarily to a significant increase in revenues, which was partially offset by the increase in income tax and a significant increase in financial expenses as a result of our new capital structure. We expect this level of financial expense to continue, and therefore to negatively impact our income in future periods.

The decrease in our net income in 2005 was primarily due to reduced revenues as a result of the reduction of interconnect tariffs by the Ministry of Communications in March 2005.

U.S. GAAP Results

For the years ended December 31, 2004, 2005 and 2006, our net income in accordance with Israeli GAAP was NIS 617 million, NIS 483 million and NIS 517 million compared to NIS 620 million, NIS 491 million and NIS 494 million (on a combined basis), respectively. Note 28 to our consolidated financial statements summarizes the principal differences between Israeli and U.S. GAAP that affect our financial results. Our net income is not significantly different under U.S. GAAP from the results under Israeli GAAP due to the offsetting impact of some of the differences. The principal differences affecting our results of operations are:

Push-down accounting. Under U.S. GAAP, DIC’s acquisition of our shares is treated as a purchase that requires a revaluation of our assets and liabilities, leading to increased amortization expense of intangible assets, offset by decreased depreciation expense of tangible assets under U.S. GAAP. In addition, we were required to push down certain DIC debt and the interest expense relating to such debt incurred to finance the acquisition until it was repaid in early 2006, leading to increased financial expense under U.S. GAAP. Push-down accounting had a significant impact on our balance sheet under U.S. GAAP.

Depreciation of property, plant and equipment. Under U.S. GAAP, each individual significant component is depreciated over its useful life, rather than depreciating all assets on the basis of the estimated useful life of the dominant asset. This leads to a decreased depreciation expense under U.S. GAAP. We will adopt a similar policy under Israeli GAAP beginning in 2007.

B.     LIQUIDITY AND CAPITAL RESOURCES

General

Our liquidity requirements relate primarily to working capital requirements, debt service, capital expenditures for the expansion and improvement of our networks and payment of dividends. Until the end of 2005, these requirements have been funded largely through funds generated from operations and bank borrowings. However, in late 2005 and the first half of 2006, we raised significant additional capital by issuing two series of debentures in the aggregate principal amount of approximately NIS 2.0 billion ($473 million) and by establishing a credit facility of $350 million. Our Board, at the request of our shareholders, determined to incur such debt, and pay dividends in excess of the amount of such debt with available cash and proceeds of the borrowings, to increase the leverage in our capital structure and improve our shareholders’ expected rate of return on our equity.

We believe that our financial reserves will be sufficient to fund our anticipated cash needs for working capital, capital expenditures and debt service for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support marketing and subscriber retention efforts, the expansion of sales and marketing activities and the timing of introductions of new products and enhancements to existing products.

In February 2006, our Board of Directors adopted a policy to distribute each year at least 75% of our annual net income as determined under Israeli GAAP, subject to compliance with applicable law, our license and contractual obligations (which currently limit distribution of dividends) and so long as the distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. See “Item 8.A - Financial Information - Dividend Policy.” It is possible that our Board of Directors’ estimate of our cash needs will be incorrect, or that events could occur that could increase our cash needs beyond anticipated. If that occurs, we may not have sufficient cash to cover these needs as a result of prior dividend payments, and we would need to identify additional sources of financing, which could include equity or debt financing. We may not be able to obtain such financing on acceptable terms or at all.

Dividend payments

During 2006, we distributed cash dividends in the aggregate amount of NIS 3.83 billion ($907million) based on retained earnings accumulated since our inception. We did not distribute any dividends prior to 2006.

Debt service

Public debentures

In December 2005 and January 2006, we issued two series of debentures to institutional and other investors in private placements. In May 2006, we issued additional debentures of the existing two series. The debentures are listed on the Tel Aviv Stock Exchange. The debentures consist of NIS 1.065 billion ($252 million) aggregate principal amount of Series A Debentures and approximately NIS 925 million ($219 million) aggregate principal amount of Series B Debentures. The Series A Debentures bear interest at the rate of 5.0% per year, linked to the Israeli CPI. The principal is payable in nine semiannual payments commencing in July 2008, and the interest is payable semiannually commencing in July 2006. The Series B Debentures bear interest at the rate of 5.3% per year, linked to the Israeli CPI. The principal is payable in five annual payments commencing in January 2013, and the interest is payable annually commencing in January 2007.

The debentures are unsecured and do not restrict our ability to issue additional debentures of any class or distribute dividends in the future. The debentures contain standard terms and obligations including restriction on our ability to create liens on our assets, other than fixed liens on assets provided in connection with financing the purchase of such assets.

Credit facility from bank syndicate

In March 2006, we entered into an unsecured syndicated facility agreement with a number of Israeli and international banks arranged by Citibank N.A. and Citibank International plc, which provides for a term loan of $280 million and a revolving credit facility of up to $70 million. The term loan is repayable in installments ranging from 10% to 25% of the principal, commencing 24 months after the date of the agreement and maturing on December 22, 2010. Amounts drawn under the revolving credit facility are drawn for a period of one to six months, at our discretion, and final maturity is December 22, 2010. On April 10, 2006, we converted part of the outstanding dollar loan into an NIS loan. We repaid an amount of $137.5 million (comprised of $110 million on account of the term loan and $27.5 million on account of the revolving credit facility) and we received in exchange an amount of NIS 633 million (comprised of a term loan in the amount of NIS 506 million and a revolving credit facility in the amount of NIS 127 million). As of December 31, 2006, the outstanding principal amounts denominated in U.S. dollars and NIS were as follows: $170 million and NIS 506 million ($119.9 million) under the term loan facility; there were no outstanding amounts under the revolving credit facility.

Dollar denominated loans under the credit facility bear interest at an annual rate of one-to-six-month LIBOR plus a margin that depends on our ratio of net debt to EBITDA as of the last financial statement provided prior to each interest period as follows: 1.35% if our ratio is equal to or greater than 2.5:1 (under other terms of the credit facility we may not exceed the ratio of 2:5:1); 1.05% if the ratio is greater than or equal to 1.5:1 but lower than 2.5:1; or 0.80% if the ratio is less than 1.5:1. As of December 31, 2006, the interest rate on the outstanding dollar loans was three-month LIBOR + 1.05% or 6.40% per year. The NIS loans bear interest at an annual rate of one-to-six-month Tel Aviv Interbank Offered Rate, or TELBOR, plus up to 0.3% and a variable margin ranging from 0.8% to 1.35%, depending on our ratio of net debt to EBITDA, as in the dollar loans described above. As of December 31, 2006, the average interest rate on the outstanding NIS loans was three-month TELBOR + 1.05% + 0.17% or 6.49%-6.56% per year.

The facility agreement includes standard provisions with respect to voluntary prepayment, events of default, financial covenants and restrictive covenants. The events of default include, among other things, the loss of control of the Company by IDB or DIC, the revocation of our license, or any amendment of our license that would have a material adverse effect on us, any demands under indemnity letters to local planning and building committees in excess of $50.0 million in the aggregate (or provision or note in our financial statements with respect thereof) and any material adverse change. The financial covenants require that we maintain a ratio of net debt to EBITDA of not more than 2.5:1, and a ratio of EBITDA to net interest expense of at least 5.0:1. The restrictive covenants include, among other things, limitations on liens, loans, guarantees and indemnities, the incurrence of indebtedness, acquisitions, dispositions of assets, mergers and other changes of control. Our credit facility limits our ability to pay dividends, including by limiting our distribution of dividends in respect of any financial year so that any distributions based on retained earnings accumulated since January 1, 2006, do not exceed the lesser of (a) 75% of our aggregate net income from January 1, 2006 to the date of distribution and (b) the aggregate “eligible dividend amount” from January 1, 2006 to the date of distribution, the “eligible dividend amount” being the lesser of (i) our net income for each financial year and (ii) the excess of free cash flow over 110% of total debt service for each financial year. In addition, we are also permitted to make distributions out of the expected approximately NIS 285 million ($67 million) adjustment to retained earnings referred to above in “— Overview — New Israeli accounting standard affecting measurement of fixed assets.” Free cash flow is defined as

EBITDA with the addition or subtraction of changes in working capital, minus capital expenditures and any amounts paid or payable in respect of tax. Debt service is defined as the payments on account of principal and interest of our loans, including payments in respect of commissions and other expenses. Once we have made the required principal repayment under the facility that is due on March 9, 2010, the aforesaid limitation may be replaced, at our option, with a new limitation on dividend distributions such that dividends to be distributed for the period between March 9, 2010 and the final repayment date may not exceed the difference between (a) the forecasted cash, cash equivalents and free cash flow (as defined in the facility, such forecast to be pre-approved by the lenders) for the period ending on the final repayment date (not to exceed our free cash flow for the equivalent period in the previous financial year), and (b) 110% of total debt service for the period commencing on the proposed dividend payment date and ending upon final repayment date. In addition, we are required to enter into foreign exchange and interest rate hedging agreements pursuant to which at least 66% of any loans denominated in U.S. dollars outstanding at any time under the credit facility agreement are hedged.

Other credit facilities

As of December 31, 2006, there were no other credit facilities outstanding.

Capital expenditures

Our accrual capital expenditure in 2004, 2005 and 2006 amounted to NIS 739 million, NIS 747 million and NIS 521 million, respectively. Accrual capital expenditure is defined as investment in fixed assets and other assets, such as spectrum licenses, during a given period. For the periods under review, a key focus of our capital investment has been the introduction of our 1800MHz GSM/GPRS/EDGE network and the build out of our UMTS/HSDPA network. With the completion of these projects, we do not intend to embark on any significant capital expenditure programs during 2007.

Cash flows from operating activities

Our cash flows from operating activities increased by 16.0%, from NIS 1,272 million in 2005 to NIS 1,477 million in 2006, due primarily to the increase in operating income.

Our cash flows from operating activities decreased by 13.5%, from NIS 1,471 million for 2004 to NIS 1,272 million for 2005, due primarily to the decrease in operating income.

Cash flows from investing activities

The net cash flows from operating activities is the main capital resource for our investment activities. In 2004, 2005 and 2006, our net cash used in investing activities amounted to NIS 852 million, NIS 619 million and NIS 633 million, respectively. The payments were primarily for the expansion of the technological network and information systems infrastructures.

Cash flows from financing activities

The net cash used in financing activities during 2006 amounted to NIS 2,560 million, compared to net cash provided by financing activities of NIS 1,114 million during 2005.

During 2006 we received long-term loans in the amount of NIS 1.6 billion under the credit facility and repaid NIS 0.4 billion during the fourth quarter of 2006, and NIS 250 million was received as the result of the issuance of additional debentures of the same series issued in December 2005 and January 2006. Furthermore, we paid cash dividends during 2006 in the amount of NIS 3.83 billion.

In 2005, net cash provided by financing activities amounted to NIS 1,114 million, which was generated by the issue of our debentures of NIS 1.7 billion and offset by a repayment of NIS 592 million of bank loans, including NIS 533 million for long-term loans and NIS 59 million for short-term loans. Net cash used in financing activities in 2004 was NIS 1,068 million.

During 2006, the average outstanding amount of long-term liabilities (long-term loans and debentures) was NIS 3.2 billion.

During 2005, the monthly average outstanding amount of short-term credit was NIS 50 million. For the same period, the average outstanding amount of long-term loans was NIS 544 million.

During 2004, the monthly average outstanding amount of short-term credit was NIS 123 million. For the same period, the average outstanding amount of long-term loans was NIS 1.3 billion.

Working capital

Our working capital as of December 31, 2006 was NIS 237 million, compared with working capital of NIS 1,909 million as of December 31, 2005. The decline in working capital is the result of the decline in cash and cash-equivalents, resulting from the payment of cash dividends to our shareholders during 2006.

As of December 31, 2004, we had negative working capital of NIS 138 million. The increase in working capital during 2005 was the result of an increase in cash and cash-equivalents, the issue of two series of debentures and the repayment of loans during 2005, as described above. Substantially all of the cash received from the issue of the debentures was distributed as a cash dividend to our shareholders during the first quarter of 2006.

Trade receivables

Trade receivables consist of outstanding amounts due from customers, mainly for cellular services and handsets and accessories, net of the allowance for doubtful accounts. Most of our handset sales are made on an installment basis (generally, 36 monthly payments). Installments due in the twelve months following the balance sheet date are included in current trade receivables; the remaining installments are included in long-term receivables. As of December 31, 2006, net trade receivables amounted to NIS 1,242 million compared to NIS 1,237 million as at December 31, 2005. This increase was primarily due to the increase in our revenues, which was offset by an increase in the allowance for doubtful accounts of NIS 25 million and a repayment of one receivable in the amount of NIS 43 million. The current maturity of long-term receivables as of December 31, 2006 was NIS 565 million.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

[Not applicable.]

D. TREND INFORMATION

Trend information is included throughout the other sections of this Item 5.

E. OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Set forth below is a description of our contractual cash obligations, in millions of NIS, as of December 31, 2006.

	Total	2007	2008- 2010	2011-2012	2013 and Beyond

Long-term debt obligations (including interest)(1)	4,142	183	2,273	601	1,085
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	1,411	212	433	273	493
Purchase obligations	204	83	121	—	—
Other long-term liabilities reflected on our balance sheet under GAAP	—	—	—	—	—
Total	5,757	478	2,827	874	1,578

(1)
Interest on our credit facilities is calculated using LIBOR plus 1.05% and three-month TELBOR plus 0.17% plus 1.175 to 1.25%, depending on the facility, using LIBOR and TELBOR in effect on December 31, 2006. Because the interest rate under the credit facility is variable, actual payments may differ. Interest does not include (a) payments that could be required under our interest-rate swap agreements, which payments will depend upon changes in interest rates and could vary significantly, or (b) any increase in interest that would be required based on increases in the Israeli CPI.

Application of Critical Accounting Policies and Use of Estimates

The preparation of our financial statements requires management to make estimates and assumptions that affect the amounts reflected in the consolidated financial statements and accompanying notes, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience, where applicable, and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and could have a material impact on our reported results.

In many cases, the accounting treatment of a particular transaction, event or activity is specifically dictated by accounting principles and does not require management’s judgment in its application, while in other cases, management’s judgment is required in the selection of the most appropriate alternative among the available accounting principles, that allow different accounting treatment for similar transactions.

We believe that the accounting policies discussed below are critical to our financial results and to the understanding of our historical and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate and (2) changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition or results of operations.

Revenue recognition

   Nature of critical estimate items

As described in Note 2.L to our consolidated financial statements included elsewhere in this annual report, we recognize revenues from services as they are provided and revenues from sales of handsets and accessories upon delivery.

Assumptions / approach used

      We recognize service revenues based upon minutes used, net of credits and adjustments for service discounts. As a result of the cutoff times of our multiple billing cycles each month, we are required to estimate the amount of service revenues earned during the period, but not yet billed, from the end of each billing cycle to the end of each reporting period. These estimates are primarily based on historical usage and billing patterns.

The accounting estimates used in the results of operations related to the recognition of revenue require us to make assumptions about possible future billing adjustments arising from disputes with subscribers and discounts not taken into consideration at the time of billing.

Effect if different assumptions used

Management believes that the provisions (relevant to revenue recognition) recorded for each reporting period represent its best estimate of future outcomes, but the actual outcomes could differ from the estimate selected. The impact of variances in actual performance versus the amounts recorded could have an adverse effect on the accounts receivable reported on the balance sheet and the results reported in the statements of operations, and could be material to our financial condition.

Long-lived assets – depreciation

   Nature of critical estimate items

The cellular communications industry is capital intensive. The depreciation of operating assets constitutes a significant operating cost for us. We have substantial investments in tangible long-lived assets, primarily our communications networks.

   Assumptions / approach used

We depreciate our network equipment by the straight-line method, on the basis of the estimated useful lives of the dominant asset within each group of assets, mainly over 6.7 years (15% per year). On January 1, 2007, a new Israeli accounting standard came into effect, pursuant to which we will retroactively separate individual components with estimated useful lives that are different from the entire network, mainly transmission equipment (such as fiber-optic cables) and infrastructures. The retroactive application of this depreciation of individual components is expected to have a material effect on our results of operations and financial position for all of the reported periods. See “—New Accounting Standards—Israeli Accounting Standard No. 27, “Property, plant and equipment”.” Leasehold improvements are depreciated over the shorter of their estimated useful lives or lease terms that are reasonably assured. We periodically review changes in our technology and industry conditions to determine adjustments to estimated remaining useful lives and depreciation rates. Such adjustments would affect depreciation prospectively.

Effect if different assumptions used

Changes in technology or changes in our intended use of these assets can cause the estimated period of use or the value of these assets to change. Actual economic lives may differ from estimated useful lives. Periodic reviews could result in a change in our assets’ depreciable lives, and therefore, our depreciation expense in future periods.

Impairment of long-lived assets

   Nature of critical estimate items

      We review finite-lived long-lived assets, principally consisting of property, plant and equipment, and spectrum licenses for impairment based on the requirements of Israeli Accounting Standard No. 15, or whenever events or changes in circumstances indicate that their carrying values may not be recoverable through the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal. If necessary, we write down the assets to their estimated fair values.

Assumptions / approach used

In analyzing finite-lived long-lived assets for potential impairment, significant assumptions that are used in determining the discounted cash flows of the asset group include:

•	cash flows attributed to the asset group;

•	future cash flows for the asset group, including estimates of residual values, which incorporate our views of growth rates for the related business and anticipated future economic conditions; and

•	period of time over which the assets will be held and used.

Effect if different assumptions used

The use of different estimates of assumptions within our discounted cash flow modes (e.g., growth rates, future economic conditions, estimates of residual values) could result in discounted cash flows that are lower than the current carrying value of an asset group, thereby requiring the need to compare the carrying value of the asset group to its fair value.

The use of different discount rates when determining the fair value of the asset group could result in different fair values, and impact any related impairment charges.

Since our incorporation, we have written down an aggregate of NIS 10 million of the value of our real estate property in Modi’in, Israel.

Accounts receivable - bad debt and allowance for doubtful accounts

Nature of critical estimate items

We maintain an allowance for doubtful accounts to reflect estimated losses resulting from the inability of certain subscribers to make required payments.

Assumptions / approach used

We regularly evaluate the adequacy of our allowance for doubtful accounts by taking into account variables such as past experience, age of the receivable balance and current economic conditions of the party owing the receivable balance. If the financial conditions of certain subscribers were to deteriorate, resulting in impairment in their ability to make payments, additional allowance for doubtful accounts may be required.

Effect if different assumptions used

We believe that our allowance for doubtful accounts is adequate to cover estimated losses in customer accounts receivable balances under current conditions. However, changes to the allowance for doubtful accounts may be necessary in the event that the financial condition of our customers improves or deteriorates.

Liabilities arising from litigation

We are involved in various claims and legal actions arising in the ordinary course of business. We make provisions for liabilities arising from litigation in accordance with SFAS No. 5, which requires us to provide for liabilities arising from litigation when the liabilities become probable and estimable. We continually evaluate our pending litigation to determine if any developments in the status of litigation require an accrual to be made. It is often difficult to accurately estimate the ultimate outcome of the litigation. These variables and others can affect the timing and amount we provide for certain litigation. Our accruals for legal claims are therefore subject to estimates made by us and our legal counsel, which are subject to change as the status of the legal cases develops over time. Such revision in our estimates of the potential liability could materially impact our financial condition, results of operations or liquidity.

Push-down accounting – for U.S. GAAP only

Following its acquisition in September 2005, DIC held a 94.5% controlling interest in our outstanding share capital, and 100% control of our voting rights. As a result, SEC Staff Accounting Bulletin Topic 5J, requires the acquisition by the parent company to be “pushed-down,” meaning the post-transaction financial statements of the acquired company should reflect a new basis of accounting. In accordance with Israeli GAAP, reflecting the September 2005 transaction through a new basis of accounting is not permitted.

The purchase price paid as a result of this transaction has been allocated to a proportionate amount of our underlying assets and liabilities based upon DIC’s acquired interests in the respective fair market values of our assets and liabilities at the date of the transaction. The excess of the purchase price over the identified assets and liabilities is considered as goodwill.

Goodwill and other identifiable assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment losses are not reversed. Impairment is determined by assessing the recoverable amount of the Company. If the recoverable amount of the Company is less than the carrying amount, an impairment loss is recognized. Any future impairment which might be required, could materially impact our financial condition or results of operations.

Estimates were used in the course of the acquisition by DIC to determine the fair value of the assets and liabilities acquired.

The application of purchase accounting required that the total purchase price be allocated to the fair value of assets acquired and liabilities assumed based on their fair values at the acquisition date. The allocation process required an analysis of all such assets and liabilities including acquired contracts, customer relationships, licenses, contractual commitments and legal contingencies to identify and record the fair value of all assets acquired and liabilities assumed. In valuing acquired assets and assumed liabilities, fair values were based on, but were not limited to: future expected cash flows; current replacement cost for similar capacity for certain property, plant and equipment; market rate assumptions for contractual obligations; estimates of settlement costs for litigation and contingencies; and appropriate discount rates and growth rates. The approach to the estimation of the fair values of our intangible assets involved the following steps: preparation of discounted cash flow analyses; deduction of the fair values of tangible assets; determination of the fair value of identified significant intangible assets; reconciliation of the individual assets’ returns with the weighted average cost of capital; and allocation of the excess purchase price over the fair value of the identifiable assets and liabilities acquired to goodwill.

Determining the particular asset economic lives for intangible assets and for tangible fixed assets involves the exercise of judgment and can materially affect the reported amounts for amortization of intangible assets and depreciation of tangible fixed assets.

Income taxes

We account for income taxes under Israeli Accounting Standard No. 19, “Taxes on Income.” Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are classified as current or non-current items in accordance with the nature of the assets or liabilities to which they relate. When there are no underlying assets or liabilities, the deferred tax assets and liabilities are classified in accordance with the period of expected reversal. Income tax expenses represent the tax payable for the period and the changes during the period in deferred tax assets and liabilities.

To compute provisions for taxes, estimates need to be made. Estimates are also necessary to determine whether valuation allowances are required against deferred tax assets. These involve assessing the probabilities that deferred tax assets resulting from deductible temporary differences will be utilized. Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the complexity, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate adjustments to tax income and expense in future periods. We establish reasonable provisions for possible consequences of tax audits. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by ourselves and the tax authorities.

New Accounting Standards

Israeli Accounting Standard No. 26, “Inventory”

In August 2006, the Israel Accounting Standards Board published Israeli Accounting Standard No. 26, “Inventory.” This standard provides guidelines for determining the cost of inventory and its subsequent recognition as an expense as well as for determining impairment in value of inventory written down to net realizable value of the inventory. This standard also provides guidelines regarding cost formulas used to allocate costs to various types of inventory. This standard will apply to financial statements for periods beginning on or after January 1, 2007. Implementation of Standard No. 26 is not anticipated to have a material effect on our results of operations and financial position.

  Israeli Accounting Standard No. 27, “Property, plant and equipment”

In September 2006, the Israel Accounting Standards Board published Israeli Accounting Standard No. 27, “Property, plant and equipment.” Standard No. 27 prescribes rules for the presentation, measurement and recognition of fixed assets and for the disclosure required in respect thereto. Standard No. 27 provides among other things the following:

Revaluation of assets

Standard No. 27 provides that a group of similar fixed asset items should be measured at cost net of accumulated depreciation, less impairment losses, or alternatively, at its revalued amount less accumulated depreciation, whereas an increase in the value of the asset to above its initial cost as a result of the revaluation will be directly included in shareholders’ equity under a revaluation reserve.

Asset retirement obligations

Standard No. 27 provides, that upon the initial recognition of a fixed asset, the cost of the item should include all the costs expected to be incurred in respect of a liability to dismantle and remove the item and to restore the site on which it was located.

Components depreciation

Standard No. 27 provides that if an item of property, plant and equipment consists of several components with different estimated useful lives, the individual significant components should be depreciated over their individual useful lives.

Standard No. 27 will apply to financial statements for periods beginning on January 1, 2007, and will be adopted on a retroactive basis, except for asset retirement obligations, for which the initial adoption will be in accordance with the provisions of Standard No. 27.

The initial implementation of Standard No. 27 is expected to have the following effects:

Asset retirement obligations

Implementation of Standard No. 27 is anticipated to result in the initial recognition of liabilities to dismantle and remove assets and to restore the site with respect to our cell sites, retail stores and general and administrative facilities, and accordingly there will be an increase in net book value of the fixed assets and an increase in long-term liabilities due to the obligation for asset retirement. Also, there will be a decrease in retained earnings in the amount of approximately NIS 5 million, net of related taxes. The additional cost will be recognized over the useful life of the asset. The obligation is recognized at fair value, and the accretion expense will be recognized over time as the discounted liability is accreted to its expected settlement value.

Components depreciation

We utilized group depreciation for our network and transmission equipment and depreciation has been calculated on the basis of the estimated useful life of the dominant asset within each group. Upon adoption of Standard No. 27, starting January 1, 2007, we will retroactively separate individual components with estimated useful lives that are different from the entire network, mainly transmission equipment such as fiber-optic cables and infrastructure. The retroactive application of this components depreciation is expected to increase our retained earnings as of January 1, 2007, in the amount of approximately NIS 290 million. It is expected to have a significant effect on our results of operations for future periods.

Israeli Accounting Standard No. 29, “Adoption of International Financial Reporting Standards (“IFRS”)”

In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29, “Adoption of International Financial Reporting Standards (“IFRS”).” The standard provides that entities that are required to report pursuant to the Securities Law must prepare their financial statements for periods beginning as and from January 1, 2008 according to IFRS. The standard permits early adoption for financial statements released after July 31, 2006.

In accordance with this standard, we are required to include in our annual financial statements for December 31, 2007, balance sheet data as at December 31, 2007 and statement of operations data for the year then ended, that have been prepared according to the recognition, measurement and presentation principles of IFRS.

Presented below is a description of the principal anticipated effects on our financial statements of the transition to IFRS, including the changes that may occur in our accounting policy as a result of this transition:

•
In accordance with IFRS a provision should be created if as at balance sheet date it is more likely than not that a commitment will be fulfilled. In accordance with Israeli GAAP, we create a provision if it is probable that economic resources will be used to settle the liability.

•
In accordance with IFRS, embedded derivatives are separated from hybrid instruments. The separated embedded derivatives are measured according to fair value at each balance sheet date, with the changes in fair value being recognized in the income statement for the period. Israeli GAAP does not require the separation of embedded derivatives from hybrid instruments.

U.S. GAAP Accounting Standards

In December 2004, the Financial Accounting Standards Board, or FASB, issued revised SFAS No. 123(R), “Share-Based Payment,” or SFAS No. 123(R). SFAS No. 123(R) sets accounting requirements for “share-based” compensation to employees and requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation. SFAS No. 123(R) is effective in interim or annual periods beginning after June 15, 2005. The adoption of SFAS No. 123(R) did not have an impact on our consolidated results of operations or financial position.

In May 2005, the FASB issued Statement 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3, or SFAS No. 154. SFAS No. 154 changes the accounting for and reporting of a change in accounting principle. The provisions of SFAS No. 154 require, unless impracticable, retrospective application to prior periods’ financial statements of (i) all voluntary changes in accounting principles and (ii) changes required by a new accounting pronouncement, if a specific transition is not provided. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate, which requires prospective application of the new method. SFAS No. 154 is effective for all accounting changes made in fiscal years beginning after December 12, 2005. Our adoption of SFAS No. 154 is not expected to have a material effect on our consolidated results of operations or financial position.

In June 2006, the FASB issued FASB Interpretation No. 48, or FIN 48, “Accounting for Uncertain Tax Positions - An Interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109 “Accounting for Income Taxes.” It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the effect that the application of FIN 48 will have on our results of operations and financial condition.

In March 2006, the FASB issued Statement No. 156 that amends FASB Statements No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities. The new statement should be adopted as of the beginning of the first fiscal year that begins after September 15, 2006. We do not anticipate that the adoption of this new statement at the required effective date will have a significant effect on our results of operations, financial position or cash flows.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements,” or SFAS No. 157. SFAS No. 157 defines fair value (replacing all prior definitions) and creates a framework to measure fair value, but does not create any new fair value measurements. SFAS No. 157 is effective in the first quarter of fiscal years beginning after November 15, 2007. It will become effective for us on August 1, 2008. We are evaluating how it may affect our consolidated financial statements.

In its September 2006 meeting, the FASB’s Emerging Issue Task Force reached a consensus on Issue No. 06-1, “Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider,” that if the consideration given by a service provider to a manufacturer or reseller (that is not a customer of the service provider) can be linked contractually to the benefit received by the service provider’s customer, a service provider should use the guidance in EITF 01-9 to characterize the consideration. EITF 01-9 presumes that an entity should characterize cash consideration as a reduction of revenue unless an entity meets the requirements of paragraph 9 of EITF 01-9. Under EITF 01-9, consideration other than cash consideration should be characterized as an expense. If the service provider does not control the form of the consideration provided to the service provider’s customer, the consideration should be characterized as other than cash. The consensus is effective for the first annual reporting period beginning after June 15, 2007. Early adoption is permitted for financial statements that have not yet been issued. Entities should recognize the effects of applying the consensus on this issue as a change in accounting principle through retrospective application to all prior periods under Statement 154. Adoption of this issue is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments at fair value. The Statement allows entities to achieve an offset accounting effect for certain changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement consistent with the Board’s long-term objectives for financial instruments. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not anticipate that the adoption of this new statement at the required effective dated will have a significant effect in its results of operations, financial position or cash flows.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors, executive officers and other key employees as of December 31, 2006:

Name	Age	Position
Ami Erel (2), (3)	59	Chairman of the Board
Nochi Dankner (3)	52	Director
Isaac Manor	65	Director
Shay Livnat (2), (3)	48	Director
Raanan Cohen (1), (2), (4)	39	Director
Oren Lieder (1), (2)	58	Director
Avraham Bigger (1)	60	Director
Rafi Bisker (2), (4)	55	Director
Shlomo Waxe (1), (2), (4)	60	Director
Amos Shapira	57	President and Chief Executive Officer
Tal Raz	44	Chief Financial Officer
Eliezer (Lipa) Ogman	53	Chief Technology Officer
Isaiah Rozenberg	46	Vice President of Engineering and Network Operation
Itamar Bartov	44	Vice President of Executive and Regulatory Affairs
Refael Poran	58	Vice President of Business Customers
Meir Barav	49	Vice President of Sales and Services
Ronit Ben-Basat	39	Vice President of Human Resources
Amos Maor	42	Vice President of Operations and Supply Chain
Adi Cohen	41	Vice President of Marketing
Liat Menahemi Stadler	40	General Legal Counsel
Gil Ben-Itzhak	41	Controller

(1) Member of our Audit Committee.
(2) Member of our Cost Analysis Committee.
(3) Member of our Option Committee.
(4) Member of our Security Committee.

Ami Erel has served as Chairman of our Board of Directors since 2005. Mr. Erel has served as President and Chief Executive Officer of Discount Investment Corporation Ltd. since 2001. From March 2007 Mr. Erel serves as the Chief Executive Officer of NetVision Ltd.. From 1999 to 2001, he served as President of Elron Electronic Industries Ltd., where he continues to serve as a member of the board of directors and also served, until recently, as Chairman of the Board of Directors. From 1997 to 1999, he served as President and Chief Executive Officer of Bezeq - The Israeli Telecommunications Corporation Ltd. Mr. Erel also serves as a member of the board of directors of NetVision Ltd., Koor Industries Ltd., Makhteshim-Agan Industries Ltd., Super-Sol Ltd., Property and Building Corporation Ltd. and other IDB group companies. Mr. Erel has served as the chairman of the executive committee of the Manufacturers Association of Israel since 2005. Mr. Erel holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology.

Nochi Dankner has served as a member of our Board of Directors since 2005. Mr. Dankner currently serves as Chairman and Chief Executive Officer of IDB Holding Corporation Ltd. Mr. Dankner also serves as Chairman of IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Clal Industries and Investments Ltd., Ganden Holdings Ltd. and various private companies, and as a member of the board of directors of Elron Electronic Industries Ltd., Clal Insurance Enterprises Holdings Ltd., Clal Insurance Company Ltd., Super-Sol Ltd., Property and Building Corporation Ltd., American Israeli

Paper Mills Ltd., Koor Industries Ltd., Makhteshim-Agan Industries Ltd. and various private companies. Mr. Dankner also serves as the Chairman of the IDB fund “For the Community”, as a member of “Matan-Your Way to Give” (a non-profit organization), as a member of the management committee of the Association of Friends of the Tel Aviv Sourasky Medical Center, and as a member of the board of trustees of Tel Aviv University. Mr. Dankner holds an L.L.B. and a B.A. in political science, both from Tel Aviv University.

Isaac Manor has served as a member of our Board of Directors since 2005. Mr. Manor has served as the Deputy Chairman of the board of directors of IDB Holding Corporation Ltd. since 2003. From 1976 to 2001, he served as Chief Executive Officer of companies in the automobile sector of the David Lubinsky group, the importer of Peugeot and Citroen automobiles to Israel, where he currently serves as Chairman. Mr. Manor also serves as a member of the board of directors of IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Clal Industries and Investments Ltd., Super-Sol Ltd., Property and Building Corporation Ltd., American Israeli Paper Mills Ltd., Clal Insurance Enterprises Holdings Ltd., Union Bank of Israel Ltd., Koor Industries Ltd., Makhteshim-Agan Industries Ltd. and various private companies. Mr. Manor holds an executive M.B.A. from the Hebrew University.

Shay Livnat has served as a member of our Board of Directors since 2005. Mr. Livnat has served as the Chief Executive Officer of Zoe Holdings Ltd., a holding company that manages a diverse portfolio of international telecommunications operations and hi-tech companies, which was founded by him in 1988, since 2001. From 1988 to 1998, he served as Chief Executive Officer of Tashtit Ltd. Mr. Livnat also serves as a member of the board of directors of IDB Development Corporation Ltd., Clal Industries and Investments Ltd., Clal Insurance Enterprises Holdings Ltd., Elron Electronic Industries Ltd. and various private companies. Mr. Livnat serves as a member of the executive committee of the University of Haifa. Mr. Livnat holds a B.A. in electrical engineering from Fairleigh Dickinson University.

Raanan Cohen has served as a member of our Board of Directors since 2000. Mr. Cohen has served as Chief Executive Officer of Koor Industries Ltd. since July 2006. From 2004 to 2006, he served as Chief Executive Officer of Scailex Corporation Ltd. (formerly named Scitex Corporation Ltd.). Since 2001 he has served as Vice President of Discount Investment Corporation Ltd., having previously served, from 1999 to 2001, as executive assistant to the chief executive officer of Discount Investment Corporation Ltd. From 1997 to 1999, he was an associate at McKinsey & Company Inc., London. Mr. Cohen also serves as a member of the board of directors of Makhteshim-Agan Industries Ltd., ECI Telecom Ltd., Property and Building Corporation Ltd. and various private companies. Mr. Cohen is a member of the Israeli Bar Association and holds an L.L.B. and a B.A. in economics from Tel Aviv University and an M.B.A. in management from the J.L. Kellogg Graduate School of management of Northwestern University.

Oren Lieder has served as a member of our Board of Directors since 2005. Mr. Lieder has served as Senior Vice President and Chief Financial Officer of Discount Investment Corporation Ltd. since 2003. From 1997 to 2002, he served as the Chief Financial Officer of Bezeq - The Israeli Telecommunications Corporation Ltd. From 1989 to 1996, he served as Chief Financial Officer of Zim Israel Navigation Company Ltd. Mr. Lieder also serves as a member of the board of directors of Ham-Let (Israel Canada) Ltd., Super-Sol Ltd., Makhteshim-Agan Industries Ltd., Property and Building Corporation Ltd., Bayside Land Corporation Ltd. and various private companies. Mr. Lieder serves as a member of the board of trustees and investment committee of the University of Haifa. Mr. Lieder holds a B.A. in economics and statistics from the University of Haifa.

Avraham Bigger has served as a member of our Board of Directors since 2005. Mr. Bigger is the owner and managing director of three family-owned companies and as of December 2006, is the Chief Executive Officer of Makhteshim-Agan Industries Ltd. Mr. Bigger also serves as the Chairman of Super-Sol Ltd., Makhteshim-Agan Industries Ltd. and various private companies; as the Deputy Chairman of the Caesarea Edmond Benjamin De Rothschild Foundation and the Caesarea Edmond Benjamin De Rothschild Development Corporation Ltd.; and as a member of the board of directors of the First International Bank of Israel Ltd. and various private companies. Mr. Bigger holds a B.A. in economics and an M.B.A. from the Hebrew University.

Rafi Bisker has served as a member of our Board of Directors since 2006. Mr. Bisker currently serves as Chief Executive Officer of Ganden Real Estate Ltd. and the Chairman of Property and Building Corporation Ltd., Bayside Land Corporation Ltd. and various private companies. From 2000 to 2005, he served as Chief Executive Officer of Ganden Holdings Ltd. From 1989 to 1999, he served as Chief Executive Officer of Dankner Investments Ltd. Mr. Bisker also serves as a member of the board of directors of IDB Holding Corporation Ltd., IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Clal Industries and Investments Ltd., Super-Sol Ltd., Koor Industries Ltd., Ganden Holdings Ltd., ISPRO The Israel Properties Rental Corporation Ltd., Mehadrin Ltd., and various private companies. Mr. Bisker holds a B.Sc. in civil engineering from the Technion, Israel Institute of Technology.

Shlomo Waxe has served as a member of our Board of Directors since 2006. Mr. Waxe has served as Director General of the Israel Association of Electronics and Software Industries since 2006. From 2002 to 2005, he worked in the field of communications management and consultancy. From 1999 to 2001, he served as Chief Executive Officer of Zeevi Communications Ltd. From 1997 to 1999, he served as a consultant to cellular communications projects in Sao Paulo, Brazil and in Northeast Brazil. From 1993 to 1997, he served as the Director General of Israel’s Ministry of Communications. From 1990 to 1993, he served as commanding officer of the signal, electronics and computer corps of the Israel Defense Forces and he is a retired brigadier general. Mr. Waxe also serves as a member of the board of directors of Tambour Ltd., C. Mer Industries Ltd. and Shrem, Fudim , Kelner - Technologies Ltd. Mr. Waxe holds a B.A. in political science from the University of Haifa.

Amos Shapira has served as our President and Chief Executive Officer since 2005. From 2003 to 2005, Mr. Shapira served as Chief Executive Officer of El Al Israel Airlines Ltd. From 1993 to 2003, he served as Chief Executive Officer of Hogla-Kimberly Ltd., a company owned by Kimberly-Clark USA. He joined the board of directors of Elron Electronic Industries Ltd. in 2006. Mr. Shapira holds an M.Sc. in industrial administration from the Technion, Israel Institute of Technology and a B.A. in economics from the University of Haifa.

Tal Raz has served as our Chief Financial Officer since 2005. From 2002 to 2005, Mr. Raz served as Chief Financial Officer of Elron Electronic Industries Ltd. From 2001 to 2002, he served as the President and Chief Executive Officer of Elbit Ltd. From 1997 to 2001, he served as Elbit’s Chief Financial Officer, having previously served in the same capacity at Agentsoft Ltd. and Paul Winston Corporation. Prior to that, he was a senior auditor at Deloitte & Touche’s New York office. Until January 2007, Mr. Raz served as a director of NetVision Ltd. He is a member of the steering committee of the Israeli CFO Forum and is a certified public accountant. He holds a B.A. in accounting and business administration and an M.B.A. in business administration, from the City University of New York.

Eliezer (Lipa) Ogman has served as our Chief Technology Officer since 2000. From 1997 to 2000, Mr. Ogman served as our Vice President of Engineering and Network Operation, and from 1994 to 1997 he served as manager of our network design department. Prior to joining us, he served in the signal, electronics and computer corps of the Israel Defense Forces, reaching the rank of lieutenant colonel. Mr. Ogman holds a B.Sc. in Electrical Engineering from the Technion, Israel Institute of Technology, an M.B.A. in business administration and an M.Sc. in electrical engineering from Tel Aviv University.

Isaiah Rozenberg has served as our Vice President of Engineering and Network Operation since 2005. From 2000 to 2005, Mr. Rozenberg served as manager of our radio and switch engineering department. Mr. Rozenberg holds a B.Sc. and an M.Sc. in electrical and electronics engineering from Ben-Gurion University of the Negev.

Itamar Bartov has served as our Vice President of Executive and Regulatory Affairs since 2005. From 2004 to 2005, Mr. Bartov served as Vice President of Customer Services of El Al Israel Airlines Ltd., and from 2002 to 2004 he served as El Al’s Corporate Secretary. From 2000 to 2002, he served as the Israel Postal Authority’s Vice President of Business Development in Overseas Commerce and from 1996 to 2000 he served as the Israel Postal Authority’s Vice President of Planning and Control. From 1993 to 1996, he served as senior advisor to the Minister of Communications. Mr. Bartov holds an L.L.B. from the Hebrew University in Jerusalem.

Refael Poran has served as our Vice President of Business Customers since 2006. From 1992 to 2004, Mr. Poran served as Chief Executive Officer of Adanet Communications Ltd. From 2005 to 2006, he served as head of the information technology section of the Haifa Port Company Ltd. Mr. Poran holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology.

Meir Barav has served as our Vice President of Sales and Services since 2005. From 2001 to 2005, Mr. Barav served as Vice President of Operations and Logistics of D.B.S. Satellite Services (1998) Ltd. From 1997 to 2000, he served as Vice President of Sales and Logistics of Strauss Ice Creams Ltd.. Mr. Barav holds a B.A. in economics and statistics from the Open University.

Ronit Ben-Basat has served as our Vice President of Human Resources since 2004. From 1999 to 2004, Ms. Ben-Basat served in various positions for Cisco Systems in Israel, Europe and San-Jose, California, as a senior human resources manager. From 1991 to 1999, she served as human resources and finance manager of LSI Logic. Ms. Ben-Basat holds a B.A. in social work and an M.Sc. in organizational development management, both from Tel Aviv University, and she also completed an executive M.B.A. program at Cisco Systems, through INSEAD, France and IMD, Switzerland.

Amos Maor has served as our Vice President of Operations and Supply Chain since 2004. From 2002 to 2004, Mr. Maor served as manager of Supply Chain of Elite Industries Ltd., and from 2000 to 2002, he served as manager of Elite’s sales division headquarters.

Mr. Maor holds a B.Sc. in industry and management engineering from the Technion, Israel Institute of Technology.

Adi Cohen has served as our Vice President of Marketing since 2006. From 2003 to 2006, Mr. Cohen served as marketing manager of Super-Sol Ltd. From 2002 to 2003, he served as Chief Executive Officer of ERN Israel Ltd. From 1998 to 2003, he served as marketing manager of Partner Communications Company Ltd. Mr. Cohen holds a B.A. in economics and an M.B.A., both from the Hebrew University.

Liat Menahemi Stadler has served as our General Legal Counsel since 2006. From 2000 to 2006, Ms. Menahemi Stadler served as head of the technology and general purchasing division of our legal department. She has been a member of our legal department since 1998. Ms. Menahemi Stadler holds an L.L.B. and a B.A. in English and French language and literature, both from the University of Haifa.

Gil Ben-Itzhak has served as our Controller since 2006. From 2003 to 2006, Mr. Ben-Itzhak served as Chief Financial Officer of Paul Winston-Eurostar LLC in New York. From 2002 to 2003, he served as Chief Financial Officer of Elron Telesoft Ltd. and from 1996 to 2002, he served as Controller of Elbit Ltd. Mr. Ben-Itzhak is a certified public accountant and holds a B.A. in accounting and economics from the University of Haifa.

B.     COMPENSATION

Executive Officer and Director Compensation

The aggregate direct compensation we paid to all our executive officers and directors as a group (23 persons) for 2006 was approximately NIS 21.8 million, of which approximately NIS 2.3 million was set aside or accrued to provide for pension, retirement, severance or similar benefits. These amounts do not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses and benefits commonly reimbursed or paid by companies in Israel.

In 2006 we have paid or committed to pay the following compensation to the following five highest paid Directors or Officers:

Salary and Payments (in NIS thousands)
Chief Executive Officer	2,576
Vice President	1,583
Vice President	1,458
Former Vice President	1,326
Former Vice President	1,317

In addition, under our 2006 share incentive plan we granted the first three officers detailed in the table above 450,000, 98,571 and 98,571 options to purchase ordinary shares, respectively - according to the order of appearance in the table, at an exercise price per share of $ 12.60 per share.

In 2006, the salary payments we paid to our CEO (excluding options to purchase ordinary shares granted under our 2006 share incentive plan) and director's fee we paid to one of our Directors amounted to NIS 2.7 million.

In 2006, we paid our Internal Auditor salary and payments (pension, retirement, severance or similar benefits) in an amount of NIS 894,000, and granted him 29,571 options to purchase ordinary shares at an exercise price per share of $ 12.60 per share, under our 2006 share incentive plan. In March 2007, we granted our Internal Auditor additional 14,786 options to purchase ordinary shares at an exercise price of $12.60 per share, under the terms of the plan.

In October and November 2006, we granted to certain of our executive officers and directors options to purchase an aggregate of 1,757,573 ordinary shares under our 2006 Share Incentive Plan at an exercise price of $12.60 per share. The options have a term of six years and vest in four equal installments on each of the first, second, third and fourth anniversary of the date of grant. Among those grants were options to purchase up to 450,000 ordinary shares to each of Mr. Ami Erel, our Chairman of the Board, and Mr. Amos Shapira, our Chief Executive Officer. For more information about our 2006 Share Incentive Plan, see “Item 6.E – Share Ownership – 2006 Share Incentive Plan.”

We pay no cash compensation to our directors who are affiliated with DIC for their services as directors, but we pay DIC NIS 2.0 million per year for management services. We pay Shlomo Waxe, our independent director, a monthly director’s fee of $3,000 plus Israeli value-added tax and each of our two external directors will receive a fee in accordance with the Companies Law and regulations promulgated thereunder.

Employment Agreement of Amos Shapira

Mr. Amos Shapira, our President and Chief Executive Officer, is entitled to a gross monthly salary of NIS 120,000, linked to the Israeli CPI. He is also entitled to a company car, the use of a cellular phone and to reimbursement of incidental private expenses in the amount of NIS 9,000 per year. Mr. Shapira is entitled to a fixed bonus equal to six month’s salary per year, in respect of which no social benefits are accrued. He received a one-time signing bonus of NIS 3.4 million and he is entitled, commencing from the date that our 2006 annual financial statements are published, to an annual bonus based on our annual profits, in an amount not to exceed NIS 2.8 million. Mr. Shapira is also entitled to participate in a share option plan, which was subsequently adopted in September 2006. Mr. Shapira’s agreement contains provisions for vacation days, sick leave, managers’ insurance and an education fund. The agreement is for an unspecified period of time and can be terminated by either party with advance notice of three months. Mr. Shapira will continue to receive his salary and benefits for a period of nine months after termination by either party, unless we terminate the agreement for cause. The aggregate monthly cost to us of Mr. Shapira’s employment is NIS 214,000.

Phantom compensation plan

In June 2001, our Board of Directors adopted a compensation plan for officers and other senior employees. In November 2006, our Board of Directors terminated this plan and, as of December 1, 2006, had disbursed all outstanding bonuses under the plan. The plan contemplated an annual cash bonus based on a company valuation prepared for us by an independent assessor, based on our financial statements for the period ended September 30 of the applicable year. The vesting and exercise periods of each employee’s bonus were determined on an individual basis and was subject to certain conditions, such as the existence of an employer-employee relationship at the time of exercise. In the event of a public offering of our ordinary shares, our Board of Directors was entitled to substitute options convertible into our ordinary shares for bonus amounts not yet exercised.

C.     BOARD PRACTICES

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices under the Israeli Companies Law, 1999, or the Companies Law, relating to such matters as external directors, the audit committee and the internal auditor. These matters are in addition to the requirements of the New York Stock Exchange and other relevant provisions of U.S. securities laws. Under the New York Stock Exchange rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable New York Stock Exchange requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. We plan to follow the Companies Law, the relevant provisions of which are summarized in this annual report, and to comply with the New York Stock Exchange requirement to solicit proxies from our shareholders in respect of each meeting of shareholders. For a summary of significant differences between our corporate governance practices, as a foreign private issuer and those required of U.S. domestic companies under NYSE Listing Standards, see our website at www.cellcom.co.il under “Investor Relations - About Cellcom - License & Other.” Under the Companies Law, our Board of Directors must determine the minimum number of directors having financial and accounting expertise, as defined in the regulations, that our Board of Directors should have. In determining the number of directors required to have such expertise, the Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that we require at least two directors with the requisite financial and accounting expertise and that Messrs. Dankner, Erel, Lieder, Manor, Bigger and Cohen have such expertise.

Board of Directors and Officers

Our Board of Directors currently consists of nine directors. We intend to appoint two additional directors within three months of our initial public offering on February 9, 2007, who will qualify as external directors under the Companies Law and independent directors under the rules of the Sarbanes-Oxley Act applicable to audit committee members. All of our current directors were appointed by DIC pursuant to its right under our articles of association to appoint one director for each 8.3% of our voting rights held by them. Our articles of association were subsequently amended and currently provide that our directors, apart from external directors and directors appointed by Israeli citizens and residents from among our founding shareholders, are elected by a majority of the voting power represented at a meeting of our shareholders and voting on the matter. Our articles of association provide that we must have at least five directors.

Each director (other than external directors and directors required to be appointed by Israeli citizens and residents from among our founding shareholders) will hold office until the next annual general meeting of our shareholders following his or her election and until his or her successor shall be elected and qualified. The approval of at least a majority of the voting rights represented at a general meeting and voting on the matter is generally required to remove any of our directors from office (other than external directors and directors required to be appointed by Israeli citizens and residents from among our founding shareholders), provided that directors appointed by the Board of Directors may also be removed by the Board of Directors. A majority of our shareholders at a general meeting may elect directors or fill any vacancy, however created, in our Board of Directors (other than external directors and directors required to be appointed by Israeli citizens and residents from among our founding shareholders). In addition, directors, other than an external director or a director required to be appointed by Israeli citizens and residents from among our founding shareholders, may be appointed by a vote of a majority of the directors then in office.

Our articles of association provide, as allowed by Israeli law, that any director may, by written notice to us, appoint another person who is not a director to serve as an alternate director (subject to the approval of the chairman of the Board of Directors; and in the case of an appointment made by the chairman, such appointment shall be valid unless objected to by the majority of other directors) and may cancel such appointment. The term of appointment of an alternate director is unlimited in time and scope unless otherwise specified in the appointment notice, or until notice is given of the termination of the appointment. No director currently has appointed any other person as an alternate director. The Companies Law stipulates that a person who serves as a director may not serve as an alternate director except under very limited circumstances. An alternate director has the same responsibility as a director.

Each of our executive officers serves at the discretion of our Board of Directors and holds office until his or her successor is elected or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

External Directors

Qualifications of external directors

Companies incorporated under the laws of the State of Israel whose shares are listed on a stock exchange are required by the Companies Law to appoint at least two external directors. External directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law. The appointment of our external directors must be ratified (or approved) by our shareholders no later than three months from our initial public offering on February 9, 2007. The Companies Law provides that a person may not be appointed as an external director if the person, or the person’s relative, partner, employer or any entity under the person’s control, has or had during the two years preceding the date of appointment any affiliation with the company or any entity controlling, controlled by or under common control with the company.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•
service as an office holder, excluding service as a director in a private company prior to its initial public offering if such director was appointed in order to serve as an external director following the offering.

The term “office holder” is defined in the Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, any other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title. Each person listed above under “Item 6.A - Directors and Senior Management,” except Gil Ben-Itzhak, is an office holder for this purpose.

No person may serve as an external director if the person’s position or other business interests creates, or may create, a conflict of interest with the person’s responsibilities as a director or may otherwise interfere with the person’s ability to serve as a director. If at the time an external director is appointed all current members of the board of directors are of the same gender, then that external director must be of the other gender.

Until the lapse of two years from termination of office, a company may not appoint an external director as an office holder and cannot employ or receive services from that person for pay, either directly or indirectly, including through a corporation controlled by that person.

Election of external directors

External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•	at least one-third of the shares of non-controlling shareholders voted at the meeting vote in favor of the election of the external director; or

•	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed 1% of the aggregate voting rights in the company.

The initial term of an external director is three years and he or she may be reelected to one additional term of three years. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the company. An external director may only be removed by the same percentage of shareholders as is required for his or her election, or by a court, and then only if the external director ceases to meet the statutory qualifications or violates his or her duty of loyalty to the company. If an external directorship becomes vacant, a company’s board of directors is required under the Companies Law to call a shareholders’ meeting promptly to appoint a new external director.

Each committee of a company’s board of directors that has the right to exercise a power delegated by the board of directors is required to include at least one external director, and the audit committee is required to include all of the external directors. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an external director.

Israeli-Appointed Directors

Our license requires, and our articles of association provide, that at least 20% of our directors will be appointed and removed by shareholders who are Israeli citizens and Israeli residents from among our founding shareholders. If our Board of Directors is comprised of 14 directors or less, the Israeli shareholders will be entitled to appoint two directors, and if our Board of Directors is comprised of between 15 and 24 directors, the Israeli shareholders will be entitled to appoint three directors. Our articles of association provide that DIC, as founding shareholder, is responsible for complying with the requirement under our license that Israeli citizens and residents from among our founding shareholders hold at least 20% of our outstanding shares, and that so long as DIC so complies, it will be entitled to appoint and remove these directors.

Board Committees

Our Board of Directors has established an audit committee, cost analysis committee and an option committee.

Audit committee

Under the Companies Law, the board of directors of a public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the company’s external directors. The audit committee may not include the chairman of the board, any director employed by the company or providing services to the company on an ongoing basis, a controlling shareholder or any of a controlling shareholder’s relatives. The members of the audit committee are also required to meet the independence requirements established by the SEC in accordance with the requirements of the Sarbanes-Oxley Act, subject to the phase-in requirements described below.

Our audit committee provides assistance to our Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting and internal control functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Under the Companies Law, the audit committee is required to identify deficiencies in the management of the company, including by consulting with the internal auditor or the independent accountants, and recommending remedial actions to the board of directors, and is responsible for reviewing and approving certain related party transactions, as described below. The audit committee may not approve such a related party transaction unless at the time of approval the two external directors were serving as members of the audit committee and at least one of them was present at the meeting at which the approval was granted.

Our audit committee includes one independent member, Shlomo Waxe, to meet the listing requirements of the New York Stock Exchange and the rules of the SEC and also consists of Oren Lieder (Chairman), Raanan Cohen and Avraham Bigger. Within 90 days of our initial public offering on February 9, 2007, we will ensure that a majority of the members are independent and will ensure that the committee is composed entirely of independent members within one year of listing.

Cost analysis committee

Our cost analysis committee reviews our costs and recommends ways to achieve cost efficiency in our activities to our Board of Directors. Our cost analysis committee consists of Messrs. Lieder (Chairman), Erel, Cohen, Livnat, Bisker and Waxe.

Option committee

Our option committee administers the issuance of options under our 2006 Share Incentive Plan to our employees who are not office holders, as well as any actions and decisions necessary for the ongoing management of the plan. Our option committee consists of Messrs. Erel (Chairman), Dankner and Livnat.

Security committee and observer

Our security committee, which we were required to appoint once we became a public company pursuant to our license, deals with matters concerning state security. Only directors who have the requisite security clearance by Israel’s General Security Services may be members of this committee. The committee is required to be comprised of at least four members, including at least one external director. In addition, the Minister of Communications is entitled under our license to appoint a state employee with security clearance to act as an observer in all meetings of our Board of Directors and its committees. Our security committee consists of Messrs. Waxe, Bisker and Cohen. An external member will join the committee once external directors are elected to serve on our board of directors.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party or an office holder, or a relative of any of the foregoing, nor may the internal auditor be the company’s independent accountant or its representative. An interested party is generally defined in the Companies Law as a 5% or greater shareholder, any person or entity who has the right to designate one director or more or the chief executive officer of the company or any person who serves as a director or as the chief executive officer. Our internal auditor is Mr. Eli Nir, CPA.

Approval of Specified Related Party Transactions under Israeli Law

Fiduciary duties of office holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care requires an office holder to act with the degree of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means, in light of the circumstances, to obtain:

•	information on the appropriateness of a given action brought for his or her approval or performed by virtue of his or her position; and

•	all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to act in good faith and for the best interests of the company, including to:

•	refrain from any conflict of interest between the performance of his or her duties in the company and his or her other duties or personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Personal interests of an office holder

The Companies Law requires that an office holder disclose any personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company promptly and in any event no later than the first meeting of the board of directors at which such transaction is considered. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of these people.

Under the Companies Law, an extraordinary transaction is a transaction:

•	other than in the ordinary course of business;

•	that is not on market terms; or

•	that is likely to have a material impact on the company’s profitability, assets or liabilities.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the transaction can be approved, provided that it is not adverse to the company’s interest. A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee will generally not be present at this meeting or vote on this matter unless a majority of the directors or members of the audit committee have a personal interest in the matter. If a majority of the directors have a personal interest in the matter, the matter also requires approval of the shareholders of the company. Under the Companies Law, unless the articles of association provide otherwise, a transaction with an office holder, or a transaction with a third party in which the office holder has a personal interest, requires approval by the board of directors. If it is an extraordinary transaction or an undertaking to indemnify or insure an office holder who is not a director, audit committee approval is required, as well. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the audit committee, board of directors and shareholders, in that order. Our articles of association provide that a non-extraordinary transaction with an office holder, or with a third party in which an office holder has a personal interest, may be approved by our Board of Directors, by our Audit Committee or, if the transaction involves the provision of our communications services and equipment or involves annual payments not exceeding NIS 250,000 per transaction, by our authorized signatories.

Personal interests of a controlling shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Accordingly, DIC, and entities and persons that directly or indirectly control DIC, are considered to be our controlling shareholders. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder or his or her relative, who is an employee or director, require the approval of the audit committee, the board of directors and a majority of the shareholders of the company. In addition, the shareholder approval must fulfill one of the following requirements:

•	at least one-third of the shareholders who have no personal interest in the transaction and who vote on the matter must vote in favor of the transaction; or

•	the shareholders who have no personal interest in the transaction who vote against the transaction may not represent more than 1% of the voting rights in the company.

Duties of shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing his or her power in the company and to act in good faith in exercising its rights in, and performing its obligations to the company and other shareholders, including, among other things, voting at general meetings of shareholders on the following matters:

•	an amendment to the articles of association;

•	an increase in the company’s authorized share capital;

•	a merger; and

•	approval of related party transactions that require shareholder approval.

In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholders’ vote and any shareholder who, under the company’s articles of association, can appoint or prevent the appointment of an office holder or holds any other right in respect of the company, is required to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

Approval of Private Placements

Under the Companies Law, a private placement of securities requires approval by the board of directors and the shareholders of the company if it will cause a person to become a controlling shareholder or if:

•	the securities issued amount to 20% or more of the company’s outstanding voting rights before the issuance;

•	some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

•
the transaction will increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital or voting rights or that will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights.

D. EMPLOYEES

Our ability to achieve our strategic goals largely depends on our employees. Consequently, we strive to recruit the most suitable candidates for each position, to give our employees the best training needed to qualify them for their tasks within our organization and aim to keep them satisfied while being productive and efficient. We implement a comprehensive review system that periodically analyzes our employees’ performance in order to improve their performance and in order to enable us to properly compensate, retain and promote our best employees. Since we are committed to provide the best service to our subscribers, over 70% of our work force is engaged in customer facing positions.

The numbers and breakdowns of our full-time equivalent employees as of the end of the past three years are set forth in the following table:

	Number of Full-Time Equivalent Positions
Units	December 2004**	December 2005**	December 2006**
Management and headquarters	44	39	32
Human resources*	110	105	44
Marketing	80	86	73
Customer facing units*	2212	2560	2597
Finance	150	140	120
Technologies	857	898	700
Total	3453	3,828	3,566
* Includes the customer facing units: Business customers, Sales and services, Operations and supply chain. During 2006 some of the functions of some of the units above (such as security, purchasing and administration departments, and logistic teams from other units) were transferred to the customer facing units.
**Including an estimated number of 216, 265, 114 higher cost temporary workers, most of whom belonged to the Technologies unit at December 2004, 2005 and 2006, respectively.

Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days and other conditions of employment. Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment. For those of our employees who are entitled to a pension arrangement, we fund future severance pay obligations by contributing to managers’ insurance or other pension arrangements in the amount of 8.3% of the employee’s wages. We have no unfunded liability in respect of these employees. A provision in our financial reports covers severance pay to those employees who are not entitled to managers’ insurance or other pension arrangements. Furthermore, we and our employees are required to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Such amounts also include payments by the employee for health insurance. The total payments to the National Insurance Institute are equal to approximately 17.7% of an employee’s wages (up to a specified amount), of which the employee contributes approximately 12% and the employer contributes approximately 5.7%.

We enter into personal employment agreements with our employees on either a monthly (in most cases, full-time positions) or hourly basis. Employment agreements with most of our employees are at will. Substantially all of our employees have signed non-disclosure and non-competition agreements, although the enforceability of non-competition agreements is limited under Israeli law.

Our employee compensation structure is aimed at encouraging and supporting employee performance towards enabling us to meet our strategic goals. Approximately 2,500 of our employees are entitled to performance-based incentives, which are granted mainly to customer-facing personnel, such as sales and service employees. Moreover, substantially all employees, with the exception of customer service representatives who are eligible to additional compensation based on individual performance, are entitled to an annual bonus based on our overall performance, subject to the discretion of our Board of Directors. We intend to pay said employees a yearly bonus for the year 2006 in the amount of up to NIS 64 millions. We contribute funds on behalf of some of our employees to a managers’ insurance fund or other pension arrangement. We also contribute funds on behalf of some of our employees to an education fund.

We have entered into agreements with a number of manpower agencies and programming companies under which they provide us with temporary workers.

Our employees are not represented by any labor union. Since our inception, we have not experienced labor-related work stoppages and believe that our relations with our employees are good.

E.     SHARE OWNERSHIP

As of February 28, 2007, one of our directors, Mr. Nochi Dankner may be deemed to beneficially own 62,875,000, or approximately 64.5%, of our ordinary shares. These ordinary shares are beneficially owned by DIC, of which Mr. Dankner is the Chairman. Mr. Dankner is also a controlling shareholder, the Chairman and Chief Executive Officer of IDB and the Chairman of IDB Development. Each of our other directors who are affiliated with IDB or DIC disclaims beneficial ownership of such shares.

Except as described above, none of our executive officers or directors beneficially owns 1% or more of our outstanding ordinary shares.

2006 Share Incentive Plan

In September 2006, our Board of Directors approved an option plan for our employees, directors, consultants and sub-contractors and to those of our affiliates and our shareholders’ affiliates. The plan has an initial pool of 2,500,000 options or restricted stock units, or RSUs and is intended to qualify for capital gains tax treatment under Section 102 of the Israeli Income Tax Ordinance.

Under the plan, our Board of Directors (or an option committee to which such authority may be delegated by our Board of Directors) is authorized to determine the terms of the awards, including the identity of grantees, the number of options or RSUs granted, the vesting schedule and the exercise price.

The options / RSUs have a term of six years and vest in four equal installments on each of the first, second, third and fourth anniversary of the date of grant. Under the plan, unvested options / RSUs terminate immediately upon termination of employment or service. The plan defines acceleration events of options/ RSUs granted, including a merger, a consolidation, a sale of all or substantially all of our consolidated assets, or any reduction in share ownership by DIC and its affiliates to less than 50.01% of our outstanding share capital. The plan terminates upon the earlier of ten years from its adoption date or the termination of all outstanding options / RSUs pursuant to an acceleration event.

In October and November 2006, we granted options to purchase an aggregate of 2,414,143 ordinary shares at an exercise price of $12.60 per share on the terms set forth above. Among those grants were options to purchase up to 450,000 ordinary shares to each of Mr. Ami Erel, our Chairman of the Board, and Mr. Amos Shapira, our Chief Executive Officer. The balance of those grants was made to our officers and senior employees. If we distribute cash dividends before the exercise of these options, the exercise price of each option will be reduced by an amount equal to the gross amount of the dividend per share distributed. In March 2007, we granted options to purchase an aggregate of 30,786 ordinary shares at an exercise price of $12.60 per share to certain of our senior employees, under the terms of the plan.

We intend to file a registration statement on Form S-8 under the Securities Act covering all ordinary shares subject to outstanding options or issuable pursuant to our 2006 Share Incentive Plan. Shares registered under this Form S-8 registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions or the contractual restrictions described below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     MAJOR SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our shares as of February 28, 2007, by each person, or group of affiliated persons, known to us to be the beneficial owner of 5% or more of our outstanding shares.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes any shares issuable pursuant to options that are exercisable within 60 days of February 28, 2007. Any shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 97,500,000 ordinary shares outstanding as of February 28, 2007. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, our major shareholders do not have different voting rights and the persons named in the table have sole voting and investment power with respect to all ordinary shares held by them.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent

Discount Investment Corporation Ltd.*	62,875,000	64.5%

Leumi & Co. Investment House Ltd.	4,875,000	5.0%

*	Includes 24,375,855 ordinary shares held by two wholly-owned subsidiaries of DIC (namely, PEC Israel Economic Corporation, a Maine corporation, and DIC Communication and Technology Ltd., an Israeli company) and 5,362,500 ordinary shares, representing 5.5% of our issued and outstanding shares, held by four shareholders whose voting rights are vested in DIC. DIC is a majority-owned subsidiary of IDB Development Corporation Ltd., or IDB Development, which in turn is a majority-owned subsidiary of IDB. IDB, IDB Development and DIC are public Israeli companies traded on the Tel Aviv Stock Exchange.

IDB is controlled as follows:

•
Ganden Holdings Ltd., or Ganden, a private Israeli company controlled by Nochi Dankner (who is also the Chairman of IDB, IDB Development and DIC and one of our directors) and his sister Shelly Bergman, holds, directly and through a wholly-owned subsidiary, approximately 44.88% of the outstanding shares of IDB;

•	Shelly Bergman, through a wholly-owned company, holds approximately 7.23% of the outstanding shares of IDB;

•
Avraham Livnat Ltd., or Livnat, a private company controlled by Avraham Livnat (one of whose sons, Zvi Livnat, is a director and Executive Vice President of IDB, Deputy Chairman of IDB Development and a director of DIC, and another son, Shay Livnat, is one of our directors and a director of IDB Development) holds, directly and through a wholly-owned subsidiary, approximately 10.38% of the outstanding shares of IDB; and

•
Manor Holdings BA Ltd., or Manor, a private company controlled by Ruth Manor (whose husband, Isaac Manor, is one of our directors and he and their son Dori Manor are directors of IDB, IDB Development and DIC) holds, directly and through a majority-owned subsidiary, approximately 10.37% of the outstanding shares of IDB.

Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to shares of IDB held by these subsidiaries, constituting 31.02%, 10.34% and 10.34%, respectively, of the outstanding shares of IDB for the purpose of maintaining and exercising control of IDB as a group. Their additional holdings in IDB are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023.

Most of the foregoing shares in IDB have been pledged to financial institutions as collateral for loans taken to finance the purchase of the shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell the shares.

Based on the foregoing, IDB and IDB Development (by reason of their control of DIC), Ganden, Manor and Livnat (by reason of their control of IDB) and Nochi Dankner, Shelly Bergman, Ruth Manor, and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with DIC the power to vote and dispose of our shares beneficially owned by DIC.

As of February 28, 2007, we had three holders of record of our equity securities who are, to our knowledge, U.S. persons. In aggregate, these shareholders hold approximately 33.5% of our outstanding shares. One of the holders, PEC Israel Economic Corporation, a subsidiary of DIC, holds 12.5% of our outstanding shares; this holding is included in DIC’s beneficial ownership entry in the table above. The number of record holders in the United States may not be representative of the number of beneficial holders nor is it representative of where such beneficial holders reside since 20.5% of these ordinary shares were held of record by Cede & Co. on behalf of brokers or other nominees.

Prior to September 2005, our initial principal shareholders were DIC, which indirectly held approximately 25% of our share capital, and BellSouth Corporation and the Safra brothers of Brazil, who indirectly held together approximately 69.5% of our share capital and held the voting rights in additional 5.5% of our share capital. DIC acquired the shares and voting rights of BellSouth and the Safra brothers in September 2005 and subsequently sold an aggregate of 16.0% of our share capital to financial investors in four transactions during 2006 and an additional approximately 19.5% of our share capital as part of our initial public offering in February 2007. Also as part of our initial public offering, Goldman Sachs International, then a 5% shareholder, sold 1% of our share capital.

B.     RELATED PARTY TRANSACTIONS

Agreements among Our Shareholders

In September 2005, DIC acquired the shares and voting rights in our company held indirectly by BellSouth and the Safra brothers. In 2006, DIC sold a portion of these shares in four transactions to six financial investors based on the price of the Safra transaction, with adjustments for dividends paid and interest accrued during the period from the closing of the Safra transaction to the applicable sale transaction. The following summaries of the agreements between DIC and certain other shareholders relate only to provisions that survive the closing of our initial public offering.

Original 1997 shareholders agreement

Brian Greenspun, Daniel Steinmetz, Benjamin Steinmetz and Shlomo Piotrkowsky, who own, directly or indirectly, an aggregate of 5.5% of our outstanding ordinary shares, granted the voting rights in their shares to BellSouth and the Safra brothers. The voting rights were assigned to DIC in connection with its acquisition of our control in September 2005. These minority shareholders are restricted from transferring their shares without the prior written consent of DIC and subject to a right of first refusal in favor of DIC. Each of these minority shareholders is also committed not to compete, directly or indirectly, with our cellular communications business in Israel so long as he is a shareholder and for a period of one year thereafter.

Goldman Sachs 2006 share purchase agreement and shareholders agreement

In 2006, DIC sold 5% of our issued and outstanding share capital to Goldman Sachs International, an affiliate of Goldman Sachs & Co. In connection with this transaction, DIC undertook to cause us, subject to applicable law and contractual limitations, to adopt a dividend policy to distribute annually at least 75% of our annual net income, provided that any such distribution is not detrimental to our cash needs or to any plans authorized by our Board of Directors. The parties agreed that our Board of Directors would include at least seven directors, excluding external (independent) directors, with the chairman of our Board of Directors having a deciding vote on matters that are tied. For so long as DIC is our largest shareholder and holds at least 35% of our voting power, it was agreed that the parties would endeavor to cause the election of our chairman from among the directors nominated by the IDB group. The parties further agreed that they would use all their voting power to elect all nominees designated by the IDB group to our Board of Directors.

DIC granted Goldman Sachs International a right of first refusal, which expires on June 15, 2007, in the event that a member of the IDB group wishes to sell our shares to a purchaser outside the IDB group at a price per share that is lower than the purchase price of $14.66 per share paid by Goldman Sachs International (subject to adjustment for dividend distributions and other recapitalization events and a certain interest-like adjustment), so long as the exercise of this right will not result in Goldman Sachs International holding more than 10% of our outstanding ordinary shares. Any private transfer of shares by either party is subject to the transferee becoming a party to the shareholders agreement between the parties. The parties are prohibited from transferring their holdings to a person who is in direct competition with us in Israel, if such transfer may result in cancellation or revocation of any of our licenses, or to a person which is, or is controlled by, a resident or citizen of a country with which the State of Israel has no diplomatic relations or which is an adversary thereof. Goldman Sachs International agreed in principle that certain telecom holdings of the IDB group may be sold to us, subject to the conditions set forth in the agreement. We are not aware of any plan for such a transaction, which in any event would not be permitted by current regulatory restrictions.

Migdal 2006 share purchase agreement

In 2006, DIC sold 4% of our outstanding ordinary shares to Migdal Insurance Company Ltd. and two of its affiliates, or the Migdal shareholders. As part of this transaction, DIC granted the Migdal shareholders (i) a tag along right, in the event it sells shares resulting in it no longer being a controlling shareholder and (ii) an adjustment mechanism, in the event that, prior to April 3, 2008, it sells shares at a price per share which is less than the price of $14.71 per share paid by the Migdal shareholders (subject to adjustment for dividend distributions and other recapitalization events and a certain interest-like adjustment), according to which it will transfer to the Migdal shareholders, for no additional consideration, such number of shares that equals the price difference based on the lower price per share. In return, DIC has the right to force the Migdal shareholders to sell their shares in a transaction in which DIC sells all of its shares to a purchaser outside the IDB group.

Bank Leumi 2006 share purchase agreement and First International Bank 2006 share purchase agreement

In 2006, DIC sold 5% of our outstanding ordinary shares to Leumi and Co. Investment House Ltd. (an affiliate of Bank Leumi Le-Israel B.M.) and 2% of our outstanding shares to Stocofin (Israel) Ltd. (an affiliate of the First International Bank of Israel Ltd.). As part of these transactions, DIC undertook to cause us, subject to applicable law, our license and contractual limitations, to adopt a dividend policy to distribute annually at least 75% of our annual net income, provided that any such distribution is not detrimental to our cash needs or to any plans authorized by our Board of Directors. Furthermore, DIC granted these entities (i) a tag along right in the event it sells shares resulting in the purchaser becoming a controlling shareholder and (ii) an adjustment mechanism, in the event that, prior to May 29, 2008, it sells shares or we issue shares (subject to certain exceptions) at a price per share lower than the price per share paid by these entities (which was $14.87 for Leumi and Co. Investment House Ltd. and $14.20 for Stocofin (Israel) Ltd.) (subject to adjustment for dividend distributions and other recapitalization events and a certain interest-like adjustment), according to which it will transfer to such other parties, for no additional consideration, such number of shares that equals the price difference based on the lower price per share.

Relationship with IDB

As part of the issuance of our debentures in December 2005, January 2006 and May 2006, we sold NIS 176.7 million aggregate principal amount of our Series A and Series B Debentures to investors who are members of the IDB group. The terms of participation of our affiliates in all of these transactions were the same as those of unaffiliated parties.

As of December 31, 2006, an aggregate amount of approximately NIS 60 million of our Series A and Series B Debentures were held by investors who are members of the IDB group and/or entities affiliated with IDB’s principal shareholders or officers.

In October 2006, we entered into an agreement with DIC, to benefit from the experience that DIC has in telecommunications and in the Israeli market generally, pursuant to which DIC provides us with services in the areas of management, finance, business and accountancy in consideration of NIS 2.0 million plus VAT per year. Among the services included are consulting and assistance on managerial, economic and accounting issues, such as the preparation of an annual budget, strategic plans and central business processes for the Company. In addition, the provision of employees and officers of DIC and its affiliates to be directors of Cellcom is included in the agreement. This agreement is for a term of one year and is automatically renewed for one-year terms unless either party provides 60 days’ prior notice to the contrary.

In the ordinary course of business, from time to time, we purchase, lease, sell and cooperate in the sale of goods and services, or otherwise engage in transactions with entities that are members of the IDB group and entities affiliated with IDB’s principal shareholders or officers. We believe that all such transactions are on commercial terms comparable to those that we could obtain from unaffiliated parties.

Registration Rights Agreement

In 2006, we entered into a registration rights agreement with DIC, two wholly-owned subsidiaries of DIC which are shareholders and six other shareholders. For a summary of the terms of the agreement, see “Item 10.C - Material Contracts.”

C.    INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See Item 18.

Legal Proceedings

General

We are served from time to time with claims concerning various matters, including disputes with customers, commercial disputes with third parties with whom we do business and disputes with government entities, including local planning and building committees and the Ministry of Communications. The disputes with customers include: purported class actions regarding claims such as alleged overcharging of tariffs and interconnection fees, misleading representation, illegal rounding of tariffs and call units, providing services not in compliance with our license’s requirements or with a subscriber’s agreement. The following is a summary of our material litigation.

Two recent legislative changes, the adoption of the Class Actions Law and the 2005 amendment to the Consumer Protection Law, include provisions that expand the causes of action for which a class of litigants may bring suit, including with regard to damages incurred prior to the effective dates of the law and the amendment reducing the minimal requirements for certification of a class action suit and broadening and loosening the qualifications to be the leading plaintiff in a class action lawsuit. These laws may increase the number of requests for certification of class action lawsuits against us and may increase our legal exposure as a result of such class action lawsuits and our legal costs in defending against such suits. See “Item 3.D - Risk Factors—We are exposed to, and currently are engaged in, a variety of legal proceedings, including class action lawsuits.”

All amounts noted below are nominal and, in cases where the claim is approved, will be adjusted to reflect changes in the Israeli CPI and statutory interest, from the date that each claim was filed.

Purported class actions

In September 2000, a purported class action lawsuit was filed against us in the District Court of Tel-Aviv-Jaffa by one of our subscribers in connection with VAT charges in respect of insurance premiums and the provision of insurance services that were allegedly not provided in accordance with the law. If the lawsuit is certified as a class action, the amount of the claim is estimated by the plaintiff to be NIS 402 million. In February 2006, the motion for certification as a class action was denied. In March 2006, an appeal was filed with the Supreme Court challenging the dismissal. Based on advice of counsel, we believe that we have good defenses against the appeal. Accordingly, no provision has been included in our financial statements in respect of this claim.

In August 2001, a purported class action lawsuit was filed against us in the District Court of Tel-Aviv-Jaffa by one of our subscribers in connection with our outgoing call tariffs on the “Talkman” (pre-paid) plan and the collection of a distribution fee for “Talkman” calling cards. If the claim is certified as a class action, the amount claimed is estimated by the plaintiff to be NIS 135 million. In June 2004, the motion for certification as a class action was denied. In September 2004, this decision was appealed to the Israeli Supreme Court. Based on advice of counsel, we believe that we have good defenses against the appeal. Accordingly, no provision has been included in our financial statements in respect of this claim.

In August 2001, a purported class action lawsuit was filed against us in the District Court of Tel-Aviv-Jaffa by one of our subscribers in connection with air time tariffs and subscriber fees that were allegedly collected not in accordance with the language of the agreement signed by our subscribers at the time of their joining our network. If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiff to be NIS 1.26 billion, plus punitive damages at a rate of not less than 100% of the amount of the judgment. In February 2004, the motion for certification as a class action was denied. In March 2004, this decision was appealed to the Israeli Supreme Court. In January 2006, the Supreme Court approved the plaintiff’s motion to amend his complaint to reflect the amendment to the Consumer Protection Law and return to the District Court in order to examine the amendment’s effect, if any, on the District Court ruling, which remains in effect. In October 2006, a separate motion was accepted allowing the plaintiff to further revise his complaint as a result of enactment of the Class Action Claims Law. Based on advice of counsel, we believe we have good arguments against the certification of the lawsuit as a class action but due to the procedural irregularities demonstrated in the conduct of this lawsuit, it is difficult to assess, at this stage, prior to deliberation, the certification’s chances of success. However, based on advice of counsel, we believe the likelihood of certification of the lawsuit as a class action to be not probable. Accordingly, no provision has been included in our financial statements in respect of this claim.

In December 2002, a purported class action lawsuit was filed against Pelephone and us in the District Court of Tel-Aviv-Jaffa in connection with our incoming call tariff to subscribers of other operators when calling our subscribers during the period before the regulation of interconnect fees. If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiff to be NIS 1.6 billion. Based on advice of counsel, we believe that we have good defenses against the certification of the lawsuit as a class action. Accordingly, no provision has been included in our financial statements in respect of this claim.

In April 2003, a purported class action lawsuit was filed against us and two other cellular operators, with the District Court of Tel-Aviv-Jaffa in connection with our incoming SMS tariff to subscribers of other operators when sending SMS messages to our subscribers during the period before the regulation of SMS interconnect fees. If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiff to be NIS 90 million, without specifying the amount claimed from us. Based on advice of counsel, we believe that we have good defenses against the certification of the lawsuit as a class action. Accordingly, no provision was included in our financial statements in respect of this claim.

In August 2003, a purported class action lawsuit was filed against us in the District Court of Tel-Aviv-Jaffa by one of our subscribers in connection with our method of rounding the rates of calls, our method of linking rates of calls to the consumer price index and a certain rate that was approved by the Ministry of Communications in 1996 was illegally approved. If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiff to be NIS 150 million. Following the amendment to the Consumer Protection Law in December 2005, the plaintiff filed an amended statement of its claim in March 2006. No hearing has as yet been held on the merits of that motion. Based on advice of counsel, we believe that we have good defenses against the certification of the lawsuit as a class action. Accordingly, no provision has been included in our financial statements in respect of this claim.

In August 2006, a purported class action lawsuit was filed against us and two other cellular operators in the District Court of Tel-Aviv-Jaffa by one of our subscribers in connection with sums allegedly unlawfully charged for a segment of a call that was not actually carried out. If the lawsuit is certified as a class action, the total amount claimed is estimated by the plaintiffs as exceeding NIS 100 million without specifying the amount claimed from us individually. Based on advice of counsel, we believe that we have good defenses against the certification of the lawsuit as a class action. Accordingly, no provision has been made in our financial statements in respect of this claim.

In November 2006, a purported class action lawsuit was filed against us, two other cellular operators and two landline operators in the District Court of Tel-Aviv-Jaffa by four plaintiffs claiming to be subscribers of the three cellular operators, in connection with sums allegedly unlawfully charged for a segment of a call that was not actually carried out. If the lawsuit is certified as a class action, the total amount claimed from us, as well as from each of the other cellular operators, is estimated by the plaintiffs to be approximately NIS 53 million (the amount claimed from all five operators is estimated by the plaintiffs to be approximately NIS 159 million). In November 2006, we filed a motion to transfer this lawsuit to the judge handling the lawsuit filed in August 2006, mentioned above, and seeking further instructions from this judge as to the manner in which the two purported class actions should be heard, on the basis of the similarity of the two lawsuits. Based on advice of counsel, we believe that we have good defenses against the certification of the lawsuit as a class action. Accordingly, no provision has been made in our financial statements in respect of this claim.

In January 2007, a purported class action lawsuit was filed against us, two other cellular operators and two landline operators in the District Court of Jerusalem by three plaintiffs claiming to be subscribers of some of the defendants, in connection with an alleged violation of the defendants’ statutory duty to allow their subscribers to transfer with their number to another operator, thus, allegedly, causing monetary damage to the subscribers. If the lawsuit is certified as a class action, the total amount claimed is estimated by the plaintiffs to be at least NIS 10.6 billion, without specifying the amount claimed from us and subject to increase in as much as the alleged violation is prolonged. The amount of damages alleged by the plaintiffs is at least NIS 1000 per subscriber (the plaintiffs are alleging that the damage for business customers is at least double the amount and are maintaining the right to increase the claim accordingly), and we have been attributed 2.82 million subscribers in the claim. At this preliminary stage, we are unable to assess the lawsuit’s chances of success. Accordingly, no provision has been made in our financial statements in respect of this claim. However, we believe that the claim does not provide a relevant basis for the amount of monetary damages requested.

In February 2007, a purported class action lawsuit was filed against us, in the District Court of Tel-Aviv, by a plaintiff who claims to be our subscriber, in connection with Value Added Tax allegedly unlawfully collected from our subscribers who are residents of the city of Eilat in Israel and alleged misleading conduct and lack of disclosure thereof. If the lawsuit is certified as a class action, the total amount claimed is estimated by the plaintiff to be approximately NIS 33 million, calculated by multiplying an alleged damage of NIS 6,600 per subscriber by the number of the subscribers allegedly damaged, estimated by the plaintiff to be at least 5,000. The plaintiff reserved the right to increase the sum after receiving further information. At this preliminary stage, we are unable to assess the lawsuit's chances of success. Accordingly, no provision has been made in our financial statements in respect of this claim. In May 2001 a purported class action, alleging, inter alia, we unlawfully collected

Value Added Taxes from our subscribers who were residents of or while staying at the city of Eilat in Israel, was denied with the consent of the plaintiffs.

In March 2007, a purported class action lawsuit was filed against us and two other cellular operators in the District Court of Tel-Aviv, by plaintiffs claiming to be subscribers of the three cellular operators, in connection with sums that were allegedly overcharged in breach of the cellular operators’ licenses, based on charge units larger than the charge units we were allegedly authorized to charge under our licenses for calls initiated or received by the subscribers while abroad. If the lawsuit is certified as a class action, the total amount claimed from the cellular operators is estimated by the plaintiffs to be approximately NIS 449 million, of which approximately NIS 193.5 million is attributed to us. At this preliminary stage, we are unable to assess the lawsuit's chances of success. Accordingly, no provision has been made in our financial statements in respect of this claim.

Commercial and other disputes

In April 2005, a lawsuit was filed against us in the District Court of Tel-Aviv-Jaffa by one of our former dealers and importers for the amount of NIS 28 million (reduced for court fee purposes from approximately NIS 38 million), alleging that we have breached an agreement between the parties. Based on advice of counsel, we believe that we have good defense against such claim. Accordingly, no provision has been made in our financial statements in respect of this claim.

In January 2007, a lawsuit was filed against us in an arbitration proceeding for the amount of approximately NIS 35 million by a company that purchased cellular services from us in order to sell the services to its customers, alleging, among other things, that we have breached our agreements with the plaintiff and making claims concerning our conduct. We reject all claims made by the plaintiff against us. Based on advice of counsel, we believe that we have good defense against such claim. Accordingly, no provision has been made in our financial statements in respect of this claim.

There is a dispute between the Ministry of Communications and us with respect to the payment of fees for GSM and UMTS frequencies. The amount in dispute as of December 31, 2006 is approximately NIS 58 million. Until a final decision on this matter, we deposited about half of this amount with the Ministry of Communications. Based on advice of counsel, we believe that the method we apply is the lawful method. Accordingly, no provision was included in our financial statements in respect of the amount in dispute, including the amount we deposited. We have applied to the courts regarding this issue.

In a small number of instances, local planning and building committees that were sued for depreciated property values in accordance with Section 197 of the Planning and Building Law have attempted to join cellular operators as defendants to the claims, including us, despite the fact that the cellular operators (including us) in such cases did not submit indemnification letters to such planning and building committees. Based on advice of counsel, we believe that we have good defenses against such claims. Accordingly, no provision has been included in our financial statements in respect of such claims.

Dividend Policy

In February 2006, our board of directors adopted a dividend policy to distribute each year at least 75% of our annual net income determined under Israeli GAAP, subject to applicable law, our license and our contractual obligations and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. In March 2007, our Board resolved to distribute dividends within the boundries of the February 2006 dividend policy and, until resolved otherwise, on a quarterly basis. Our Board will consider, among other factors, our expected results of operation, including changes in pricing and competition, planned capital expenditure for technological upgrades and changes in debt service needs, including due to changes in interest rates or currency exchange rates, in order to reach its conclusion that a distribution of dividends will not prevent us from satisfying our existing and foreseeable obligations as they become due. In addition, there is an agreement among the controlling shareholders of IDB, our ultimate parent company, to target a dividend distribution of at least 50% of its distributable gains each year. Dividend payments are not guaranteed and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends. For example, our Board may determine that our cash needs for debt service, capital expenditures or operations may increase and that it would not be prudent to distribute dividends. Accordingly, shareholders should not expect that any particular amount will be distributed by us as dividends at any time, even if we have previously made dividend payments in such amount.

Our ability to pay dividends is subject to limitations under our credit facility and Israeli law:

Credit facility. Our credit facility limits our ability to pay dividends, including by limiting our distribution of dividends in respect of any financial year so that any distributions based on retained earnings accumulated since January 1, 2006, do not exceed the lesser of (a) 75% of our aggregate net income from January 1, 2006 to the date of distribution and (b) the aggregate “eligible dividend amount” from January 1, 2006 to the date of distribution, the “eligible dividend amount” being the lesser of (i) our net income for each financial year and (ii) the excess of free cash flow over 110% of total debt service for each financial year. In addition, we are also permitted to make distributions out of the expected approximately NIS 285 million ($67 million) adjustment to retained earnings referred to below in “Item 5 - Operating and Financial Review and Prospects—Overview—New Israeli accounting standard affecting measurement of fixed assets.” Once we have made the required principal repayment under the facility that is due on March 9, 2010, the aforesaid limitation may be replaced, at our option, with a new limitation on dividend distributions such that dividends to be distributed for the period between March 9, 2010 and the final repayment date may not exceed the difference between (a) the forecasted cash, cash equivalents and free cash flow (as defined in the facility, such forecast to be pre-approved by the lenders) for the period ending on the final repayment date (not to exceed our free cash flow for the equivalent period in the previous financial year), and (b) 110% of total debt service for the period commencing on the proposed dividend payment date and ending upon final repayment date.

Israeli Law. Israeli law provides that dividends may only be paid out of cumulative retained earnings or out of retained earnings over the prior two years, provided that there is no reasonable concern that the payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Further, our license requires that we and our 10% or more shareholders maintain at least $200 million of combined shareholders’ equity. DIC’s shareholders’ equity was NIS 4.859 billion ($1.13 billion) at September 30, 2006.

Prior to 2006, we had not distributed dividends. In January 2006, we distributed a dividend in the amount of NIS 1.7 billion ($402 million). In February 2006, we adopted our current dividend policy. From then through the end of 2006, we have distributed additional dividends in an aggregate amount of NIS 2.13 billion ($504 million), which, together with our distribution in January 2006, constitutes substantially all of our retained earnings from inception to December 31, 2005, and, for the first six months of 2006, substantially 75% of our net income in accordance with Israeli GAAP consistent with the new policy. Our Board of Directors has not yet determined the amount of dividends to be paid with respect to the third or fourth quarter of 2006. Our aggregate net income in the third and fourth quarters of 2006 under Israeli GAAP was NIS 247 million ($58.5 million). In addition, when we publish financial statements for the three-month period ended March 31, 2007, our retained earnings will be retroactively increased (effective January 1, 2007) by approximately NIS 285 million ($67 million) as a result of a change in Israeli accounting standards (see “Item 5 - Operating and Financial Review and Prospects—New Israeli accounting standard affecting measurement of fixed assets”). Our Board of Directors will make a determination as to the dividend payments to be made with respect to the second half of 2006 and the first quarter of 2007, and from such increase in retained earnings following finalization of our financial results for the first quarter of 2007. In making the determination, our Board will take into account the considerations set forth above.

Had our existing policy been in effect for prior periods, we believe we would have been financially able to distribute 75% of our net income each year since 2003. Our principal cash needs, aside from operations, are debt service and capital expenditures. In each year since 2003, our cash generated by operating activities (which reflects a deduction for interest expense), less capital expenditures, was substantially in excess of 75% of our net income. Our cash generated by operating activities is higher than our net income because:

•	we incur substantial non-cash depreciation and amortization expense that reduces our net income; and

•
we have not typically required significant working capital; our customers generally pay us within 45 days of the end of each monthly billing cycle in which the service was provided, while most of our service providers accept payment on a delayed basis.

The following table compares our cash flow from operating activities less cash used in investing activities to amounts that may have been distributed had our existing policy been in effect at all times since January 1, 2003.

	Year Ended December 31,
	2003	2004	2005	2006
	(In NIS millions)
Net cash provided by operating activities	1,393	1,471	1,272	1,477
Net cash used in investing activities	(508)	(852)	(619)	(633)
Cash available for dividends(1)	885	619	653	844
Dividend distribution pursuant to current policy(2)	323	463	362	388

(1) We have not deducted cash used to make principal repayments of debt in determining cash available for dividends as we have been able to access the debt markets as needed in the past to refinance any existing debt coming due, and we anticipate that we will continue to be able to do so.
(2) Calculated as 75% of net income. Does not take into account contractual or other restrictions that may have been in effect at such times.

Based on our current expectations, we expect that we will continue for at least the next twelve months to generate net cash from operating activities in excess of 75% of our net income. However, our performance in future periods will depend on a variety of factors described under “Item 3.D - Risk Factors,” many of which are beyond our control, including changes in the regulatory environment and competition.

We intend to declare dividends in NIS and convert them for payment in US$ (where applicable) based upon the daily representative rate of exchange as published by the Bank of Israel prior to the distribution date.

We currently expect that the quarterly dividend we will declare for the first quarter of 2007, which may be funded out of a combination of net income, existing retained earnings and/or a portion of the approximately NIS 285 million of retained earnings described under “Item 5 - Operating and Financial Review and Prospects — Overview — New Israeli accounting standard affecting measurement of fixed assets,” will be NIS 1.4 per share. Any dividends must be declared by our Board of Directors, which will take into account the factors set out above. The amount of dividends per share we will pay for the first quarter does not necessarily reflect dividends that will be paid for future quarterly periods, which can change at any time in accordance with the policy set out above.

B.     SIGNIFICANT CHANGES

No significant change has occurred since December 31, 2006, except as otherwise disclosed in this annual report.

ITEM 9. THE OFFER AND LISTING

A.     OFFER AND LISTING DETAILS

The following table sets forth the high and low sales prices of our ordinary shares since the listing of our ordinary shares on the New York Stock Exchange in February 2007.

Month	High	Low
February 2007	$19.59	$18.25

On March 8, 2007, the closing price per share of our Ordinary Shares on the NYSE was $18.23.

B.    PLAN OF DISTRIBUTION

Not applicable.

C.    MARKETS

Our ordinary shares are listed on the New York Stock Exchange under the symbol “CEL.”

D.    SELLING SHAREHOLDERS

Not applicable.

E.    DILUTION

Not applicable.

F.    EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.    SHARE CAPITAL

Not applicable.

B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

Objects and Purposes

Our registration number with the Israeli registrar of companies is 51-1930125. Our object is to engage, directly or indirectly, in any lawful undertaking or business whatsoever as determined by our Board of Directors, including, without limitation, as stipulated in our memorandum of association.

Transfer of Shares

Fully paid ordinary shares are issued in registered form and may be freely transferred unless the transfer is restricted or prohibited by our articles of association, applicable law, our licenses, the rules of the SEC or the rules of a stock exchange on which the shares are traded. The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

According to our licenses, investors are prohibited from acquiring (alone or together with relatives or with other parties who collaborate on a regular basis) or transferring our shares, directly or indirectly (including a transfer by way of foreclosing on a pledge), in one transaction or a series of transactions, if such acquisition or transfer will result in a holding or transfer of 10% or more of any of our means of control, or from transferring any of our means of control if as a result of such transfer, control over our company will be transferred from one party to another, without the prior approval of the Ministry of Communications. Our specific licenses also require approval of the Minister of Communications before acquiring the ability to effect a significant influence over us. In this context, holding 25% of our means of control is presumed to confer significant influence. In addition, according to our licenses, if you hold more than 5% of our means of control, you may not hold, directly or indirectly, more than 5% of the means of control in Bezeq or another cellular operator in Israel (subject to certain exceptions) and may not serve as an office holder of one of our competitors, other than in specific circumstances and subject to the approval of the Ministry of Communications. For more details relating to these restrictions, please see “Item 4.B - Business Overview - Government Regulations—Our Principal License” and our principal license, a convenience translation of which has been filed as an exhibit to this annual report. The holding and transfer restrictions under our licenses are posted on our website at www.cellcom.co.il under “Investor Relations - About Cellcom - License & Other.”

Voting

Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meetings either in person, by proxy or by written ballot. Shareholder voting rights may be affected by the grant of special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in a customary manner, and avoid abusing his or her power. This is required when voting at general meetings on matters such as changes to the articles of association, increasing the company’s registered capital, mergers and approval of related party transactions. A shareholder also has a general duty to refrain from depriving any other shareholder of their rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under the company’s articles of association, can appoint or prevent the appointment of an office holder, is required to act with fairness towards the company. The Companies Law does not describe the substance of this duty, except to state that the remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness, and, to the best of our knowledge, there is no binding case law that addresses this subject directly.

As required under our license, our articles of association provide that any holdings of our ordinary shares that contravene the holding or transfer restrictions contained in our license, which are summarized under “—Transfer of Shares” and “Item 4.B - Business Overview - Government Regulations—Our Principal License,” will not be entitled to voting rights. In addition, our license requires that as a condition to voting at any meeting of shareholders, in person or by proxy, each shareholder must certify that its holdings of our shares do not contravene the restrictions contained in our license.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association our directors (other than external directors and directors appointed by Israeli citizens and residents from among our founding shareholders) are elected at a shareholders meeting by a simple majority of our ordinary shares. As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors described under “Item 6.A - Directors and Senior Management—External Directors” and the right of DIC to directly appoint 20% of our directors described under “Item 6.A - Directors and Senior Management—Israeli-Appointed Directors.” Directors may also be appointed for office by our Board of Directors until the next annual general meeting of shareholders.

Dividend and Liquidation Rights

Our board of directors may declare a dividend to be paid to the holders of ordinary shares on a pro rata basis. Dividends may only be paid out of our profits and other surplus funds, as defined in the Companies Law, as of our most recent financial statement or as accrued over the past two years, whichever is higher, or, in the absence of such profits or surplus, with court approval. In any event, a dividend is permitted only if there is no reasonable concern that the payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares on a pro rata basis. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Shareholder Meetings

We are required to convene an annual general meeting of our shareholders once every calendar year within a period of not more than 15 months following the preceding annual general meeting. Our board of directors is required to convene a special general meeting of our shareholders at the request of two directors or one quarter of the members of our Board of Directors or at the request of one or more holders of 5% or more of our share capital and 1% of our voting power or the holder or holders of 5% or more of our voting power. All shareholder meetings require prior notice of at least 21 days, or up to 35 days if required by applicable law or regulation. The chairperson of our Board of Directors presides over our general meetings. Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting.

Quorum

Our articles of association provide that the quorum required for any meeting of shareholders shall consist of at least two shareholders present, in person or by proxy or written ballot, who hold or represent between them at least one-third of the voting power of our issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or, if not set forth in the notice to shareholders, to a time and place set by the chairman of the meeting with the consent of the holders of a majority of the voting power represented at the meeting and voting on the question of adjournment. At the reconvened meeting, the required quorum consists of at least two shareholders present, in person or by proxy or written ballot, unless the meeting was called pursuant to a request by our shareholders in which case the quorum required is the number of shareholders required to call the meeting as described under “—Shareholder Meetings.”

Resolutions

An ordinary resolution at a shareholders meeting requires approval by a simple majority of the voting rights represented at the meeting, in person, by proxy or written ballot, and voting on the resolution. Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority. A resolution for the voluntary winding up of the company requires the approval by holders of 75% of the voting rights represented at the meeting, in person or by proxy or written ballot, and voting on the resolution.

Modification of Class Rights

The rights attached to any class, such as voting, liquidation and dividend rights, may be amended by written consent of holders of a majority of the issued shares of that class, or by adoption of a resolution by a simple majority of the shares of that class represented at a separate class meeting.

Indemnification of Directors and Officers

Under the Companies Law 5759-1999, an Israeli company may not exempt an office holder from liability for breach of his duty of loyalty, but may exempt in advance an office holder from liability to the company, in whole or in part, for a breach of his or her duty of care (except in connection with distributions), provided the articles of association of the company allow it to do so. Our articles of association allow us to do so.

Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for insurance against liability of any of our office holders with respect to each of the following:

•	a breach of his or her duty of care to us or to another person;

•	a breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable grounds to assume that his or her act would not prejudice our interests;

•	a financial liability imposed upon him or her in favor of another person concerning an act performed in the capacity as an office holder.

We maintain a liability insurance policy for the benefit of our officers and directors.

Our articles of association provide that we may indemnify an office holder against:

•
a financial liability imposed on or incurred by an office holder in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court concerning an act performed in the capacity as an office holder. Such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that the undertaking is limited to types of events which our Board of Directors deems to be foreseeable in light of our actual operations at the time of the undertaking and limited to an amount or criterion determined by our Board of Directors to be reasonable under the circumstances, and further provided that such events and amounts or criterion are set forth in the undertaking to indemnify;

•
reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him or her and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or charged to him or her by a court, in proceedings instituted by us or on our behalf or by another person, or in a criminal indictment from which he or she was acquitted, or a criminal indictment in which he or she was convicted for a criminal offense that does not require proof of intent, in each case relating to an act performed in his or her capacity as an office holder.

    We have undertaken to indemnify our directors, officers and certain other employees for certain events listed in the indemnifications letters given to them. Excluding reasonable litigation expenses, as described above, the aggregate amount payable to all directors and officers and other employees who may have been or will be given such indemnification letters is limited to the amounts we receive from our insurance policy plus 30% of our shareholders’ equity as of December 31, 2001, or NIS 486 million, and to be adjusted by the Israeli CPI.

The Companies Law provides that a company may not exempt or indemnify an office holder, or enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

•
a breach by the office holder of his or her duty of loyalty unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly;

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine or penalty levied against the office holder.

Under the Companies Law, any exemption of, indemnification of, or procurement of insurance coverage for, our office holders must be approved by our audit committee and our Board of Directors and, if the beneficiary is a director, by our shareholders.

Mergers and Acquisitions under Israeli Law

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to a merger have the transaction approved by its board of directors and a vote of the majority of its shares at a shareholders meeting. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposal for the merger has been filed by each party with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each party.

The Companies Law also provides that an acquisition of shares of a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder in the company. An acquisition of shares of a public company must also be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company and there is no existing 45% or greater shareholder in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a 45% shareholder of the company and resulted in the acquirer becoming a 45% shareholder of the company. The special tender offer must be extended to all shareholders but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. The law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders who are not exempt from Israeli income tax under Israeli law or an applicable tax treaty. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when the time expires, tax then becomes payable even if no actual disposition of the shares has occurred. For information regarding Israeli tax on the sale of our shares, please see “Item 10.E - Taxation—Israeli Tax Considerations—Capital Gains Tax on Sales of Our Ordinary Shares.”

Anti-Takeover Measures under Israeli Law

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. We do not have any authorized or issued shares other than ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association and to our memorandum, which requires the prior approval of a simple majority of our shares represented and voting at a shareholders meeting.

Our articles of association provide that our Board of Directors may, at any time in its sole discretion, adopt protective measures to prevent or delay a coercive takeover of us, including, without limitation, the adoption of a shareholder rights plan.

C.     MATERIAL CONTRACTS

For a description of our material suppliers, see “Item 4.B - Business Overview - Network and Technology”, “Item 4.B - Business Overview - Customer Care” and “Item 4.B - Business Overview - Services and Products.”

For a description of our debt agreements, see “Item 5.B - Liquidity and Capital Resources - Debt Service.”

Registration Rights Agreement

Upon the sale of shares by DIC to Goldman Sachs International on March 15, 2006, we entered into a registration rights agreement with Goldman Sachs International, DIC and two other shareholders who are subsidiaries of DIC on customary terms and conditions. Upon the subsequent sales of shares by DIC to Migdal Insurance Company Ltd. and two of its affiliates, Leumi & Co. Investment House Ltd. (an affiliate of Bank Leumi Le-Israel Ltd), and Stocofin (Israel) Ltd. (an affiliate of the First International Bank of Israel Ltd.), these shareholders also joined the registration rights agreement. We refer to DIC, its two subsidiaries and these new shareholders as the registration rights holders. The shares eligible for registration under the agreement are ordinary shares held by the registration rights holders as of the respective dates they entered into the registration rights agreement and any additional ordinary shares such holders may thereafter acquire, so long as they are held by a registration rights holder or a “permitted transferee” (a person directly or indirectly controlling, controlled by or under common control with such registration rights holder) thereof. As of February 28, 2007, 72,137,500 ordinary shares are entitled to registration rights.

Commencing August 9, 2008, the registration rights holders are entitled to one demand registration per 12-month period, so long as such request is initiated by registration rights holders of at least 3.25% of the then outstanding registrable securities and the demand refers to a minimum of 3% of our then outstanding share capital, subject to customary deferral rights. In addition, in connection with any public offerings that we initiate in the future, if we propose to register any of our securities for our own account or for the account of any of our shareholders other than in a demand registration or in a registration relating solely to an incentive plan, the registration rights holders have piggyback rights to include their shares subject to customary underwriters’ cutback rights. In the case of a cut back, each registration rights holder that is not a member of the IDB group will be entitled to register registrable shares in an amount equal to its percentage holding of the aggregate number of registrable shares held by all registration rights holders wishing to participate in such registration, or, if such registration rights holder then holds more than 20% of its holdings as of the date it signed the registration rights agreement, registrable shares in an amount equal to twice its percentage holding of the aggregate number of registrable shares held by all registration rights holders wishing to participate in such registration. Members of the IDB group will be entitled to register a number of registrable shares equal to the aggregate number of registrable shares to be included in the registration, less the registrable shares of all the other registration rights holders being registered pursuant to the foregoing calculation.

All registration rights terminate, with respect to any individual registration rights holder, at such time as all registrable shares of such holder may be sold without registration pursuant to Rule 144 under the Securities Act during any three-month period. We are required to pay all expenses incurred in carrying out the above registrations, as well as the reasonable fees and expenses of one legal counsel for the selling registration rights holders, except for underwriter discounts and commissions with respect to the shares of such holders. The agreement provides for customary indemnification and contribution provisions. Our initial public offering was effected in accordance with the registration rights agreement, except that the selling shareholders agreed to bear the expenses of the offering.

Underwriting agreement

We entered into an underwriting agreement among Goldman, Sachs & Co., Citigroup Global Markets, Inc. and Deutsche Bank Securities, Inc., as the representatives of the underwriters, and DIC and Goldman Sachs International, as the selling shareholders, on February 5, 2007, with respect to the ordinary shares sold in our initial public offering.

We and our officers, directors, and holders of substantially all of our issued share capital, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their ordinary shares or securities convertible into or exchangeable for ordinary shares during a period of 180 days commencing from February 5, 2007, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans and is subject to certain exceptions.

The 180-day restricted period described in the preceding paragraph will, in most cases, be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

D.     EXCHANGE CONTROLS

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

E.     TAXATION

U.S. Federal Income Tax Considerations

The following is a general discussion of certain material U.S. federal income tax consequences of ownership and disposition of the Company’s shares by a “U.S. holder” (as defined below). This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder in light of the holder’s particular circumstances and does not address U.S. state, local and non-U.S. tax consequences. The discussion applies only to U.S. holders (as defined below) that hold the shares as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as certain financial institutions, insurance companies, dealers and traders in securities or foreign currencies, persons holding the shares as part of a hedge, straddle, conversion transaction or other integrated transaction, persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons liable for the alternative minimum tax, tax-exempt organizations, or shareholders that own or are deemed to own 10% or more of the Company’s voting power.

This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decision and final, temporary and proposed Treasury regulations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. Shareholders are urged to consult their own tax advisors regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares in light of their particular circumstances.

The discussion below applies only to U.S. holders. As used herein, a “U.S. holder” is a beneficial owner of the Company’s shares that is, for U.S. federal tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds the shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the entity. Partners or members of such entities should consult their tax advisors regarding the tax consequences of investments in the Company’s shares.

Taxation of Distributions

Distributions paid on the Company’s shares, other than certain pro rata distributions of ordinary shares, will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Since the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, U.S. holders will generally be required to treat such distributions as taxable dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. holders in taxable years beginning before January 1, 2011, will be taxable at a maximum rate of 15%. The amount of a dividend will include any amounts withheld by the Company or its paying agent in respect of Israeli taxes. The amount of the dividend will be treated as foreign source dividend income and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

Dividends paid in NIS will be included in a U.S. holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

A U.S. holder may have foreign currency gain or loss if the holder does not convert the amount of such dividend into U.S. dollars on the date of its receipt. Such gain or loss would generally be treated as U.S. source ordinary income or loss.

Subject to applicable limitations that may vary depending upon a holder’s particular circumstances, Israeli taxes withheld from dividends at a rate not exceeding the rate provided by the U.S.-Israel income tax treaty will be creditable against the holder’s U.S. federal income tax liability. Israeli taxes withheld in excess of the rate allowed by the treaty will not be eligible for credit against a U.S. holder’s federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Instead of claiming a credit, a U.S. holder may, at the holder’s election, deduct the otherwise creditable foreign taxes in computing the taxable income for the year, subject to generally applicable limitations under U.S. law. The rules governing foreign tax credits are complex and holders should consult their own tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in their particular circumstances.

Sale and Other Disposition of the Company’s Shares

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder held the shares for more than one year. The amount of gain or loss will be equal to the difference between the tax basis in the shares disposed of and the amount realized on the disposition. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rule

The Company believes that it was not a “passive foreign investment company” for U.S. federal income tax purposes, or PFIC, for the taxable year of 2006. The Company also believes that it will not be a PFIC for the taxable year of 2007. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, equity investments in less than 25%-owned entities) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were to be treated as a PFIC for any taxable year during which a U.S. holder held a share in the Company, certain adverse consequences could apply to the U.S. holder. Specifically, gain recognized by a U.S. holder on a sale or other disposition of a share would be allocated ratably over the U.S. holder’s holding period for the share. The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income in the current year. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. holder during the preceding three years or the U.S. holder’s holding period, whichever if shorter, would be subject to taxation as described above. Certain elections may be available (including a mark-to-market election) to U.S. holders that may mitigate the adverse consequences resulting from PFIC status. In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate holders would not apply.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) the U.S. holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. holder provides a correct taxpayer identification number and certifies that the U.S. holder is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Israeli Tax Considerations

The following is a discussion of certain material Israeli tax consequences to purchasers of our ordinary shares. The discussion also contains a description of certain relevant material provisions of the current Israeli income tax structure applicable to companies in Israel, with special reference to its effect on us. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion.

This discussion applies to purchasers that will hold our ordinary shares as capital assets and does not address all of the tax consequences that may be relevant to purchasers of our ordinary shares in light of their particular circumstances or certain types of purchasers of our ordinary shares subject to special tax treatment. Because individual circumstances may differ, purchasers should consult their tax advisor to determine the applicability of the rules discussed below to them, including the application of Israeli or other tax laws. The discussion below is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Taxation of Israeli Companies

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax at the rate of 31% for the 2006 tax year and at the rate of 29% for the 2007 tax year, and are generally subject to capital gains tax at a rate of 25% on capital gains derived after January 1, 2003, other than capital gains from the sale of listed securities, which are generally subject to the corporate tax rate in effect (unless a company was not subject to the Inflationary Adjustments Law (see below) or certain regulations prior to the time of publication of a certain amendment to the Israeli tax laws (as further explained below) in which case the tax rate is 25%). Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961, referred to as the Tax Ordinance, which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter.

Special Provisions Relating to Taxation under Inflationary Conditions

We are subject to the provisions of the Income Tax Law (Inflationary Adjustments), 1985, referred to as the Inflationary Adjustments Law, which attempts to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation.

The Inflationary Adjustments Law is highly complex. The features that are material to us can be described as follows:

•
When the value of a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the product of the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the increase in the Israeli CPI.

•	If the depreciated cost of a company’s fixed assets exceeds its equity, the product of the excess multiplied by the applicable annual rate of inflation is added to taxable income.

•	Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli CPI.

The Minister of Finance, with the approval of the Finance Committee of the Israeli Parliament, may determine, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the Israeli CPI will not exceed (or did not exceed) 3%, that some or all of the provisions of the Inflationary Adjustments Law will not apply with respect to such fiscal year, or that the rate of increase of the Israeli CPI relating to such fiscal year will be deemed to be 0%, and to make the adjustments required to be made as a result of such determination.

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli resident companies, by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. In calculating capital gain, the law distinguishes between real gain and inflationary surplus. The inflationary surplus is the portion of the total capital gain equal to the increase in the relevant asset’s value that is attributable to the increase in the Israeli CPI between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus. A non-resident that invests in taxable assets with foreign currency, or any individual that holds securities the price of which is stated in foreign currency, may elect to calculate the amount of inflationary surplus in that foreign currency.

Taxation of Israeli Residents

The tax rate applicable to real capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered to be a significant shareholder at any time during the 12-month period preceding such sale, the tax rate will be 25%. For this purpose, a significant shareholder is one that holds, directly or indirectly, including with others, at least 10% of certain means of control in a company. Israeli companies are generally subject to the corporate tax rate (see above) on capital gains derived from the sale of shares, unless such companies were not subject to the Inflationary Adjustments Law (or certain regulations) at the time of publication of a certain amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is generally 25%.

Taxation of Non-Israeli Residents

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on the Tel Aviv Stock Exchange or a recognized stock exchange outside of Israel (including the New York Stock Exchange), provided that such shareholders did not acquire their shares prior to the issuer’s initial public offering, that the gains were not derived from a permanent establishment maintained by such shareholders in Israel and that such shareholders are not subject to the Inflationary Adjustments Law. Shareholders that do not engage in activity in Israel generally should not be subject to such law. However, a non-Israeli corporation will not be entitled to the exemption from capital gains tax if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, under the Convention between the Government of the United States of America and the Government of Israel with respect to Taxes on Income, as amended, referred to as the U.S.-Israel tax treaty, the sale of our ordinary shares by a shareholder who qualifies as a resident of the United States within the meaning of the U.S.-Israel tax treaty and who is entitled to claim the benefits afforded to such person by the U.S.-Israel tax treaty, referred to as a treaty U.S. resident, and who holds its ordinary shares as a capital asset is also exempt from Israeli capital gains tax unless either (i) the treaty U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale or (ii) the capital gains arising from such sale are attributable to a permanent establishment of the treaty U.S. resident that is located in Israel. However, under the U.S.-Israel tax treaty, a treaty U.S. resident would be permitted to claim a credit for taxes paid in Israel against the U.S. federal income tax imposed on the sale, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel tax treaty does not relate to U.S. state or local taxes.

  Taxation of Dividends Paid on Our Ordinary Shares

Taxation of Israeli Residents

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20%, unless the recipient is a significant shareholder (as defined above) at any time during the 12-month period preceding the distribution in which case the applicable tax rate will be 25%. The company distributing the dividend is required to withhold tax at the source at the rate of 20%. Israeli resident companies are generally exempt from income tax on the receipt of dividends from another Israeli company, unless the source of such dividends is located outside of Israel in which case tax will generally apply at a rate of 25%.

Taxation of Non-Israeli Residents

Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20% unless the recipient is a significant shareholder at any time during the 12-month period preceding the distribution in which case the applicable tax rate will be 25%. The company distributing the dividend is required to withhold tax at the source at the rate of 20%.

Under the U.S.-Israel tax treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a treaty U.S. resident is 25%. Furthermore, the maximum rate of withholding tax on dividends that are paid in certain circumstances to a U.S. corporation holding 10% or more of our outstanding voting power throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%.

A non-resident of Israel who has dividend income derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by such non-Israeli resident.

F.     DIVIDENDS AND PAYING AGENTS

Not applicable.

G.     STATEMENT BY EXPERTS

Not applicable.

H.     DOCUMENTS ON DISPLAY

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act, applicable to foreign private issuers. As a foreign private issuer, we are exempt from certain rules and regulations under the Exchange Act prescribing the content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our ordinary shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file annual reports with the SEC on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish reports to the SEC on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year and other material information, as we are required to provide that information to the Tel Aviv Stock Exchange, since our debt securities are listed on the Tel Aviv Stock Exchange. You may read and copy any document we file, including any exhibits, with the SEC without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Substantially all of our SEC filings are also available to the public at the SEC's website at http://www.sec.gov.

I.     SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the course of our normal operations, we are exposed to market risks including fluctuations in foreign currency exchange rates, interest rates and the Israeli CPI. We are exposed to currency risks primarily as a result of purchasing inventory and fixed assets mainly in U.S. dollars while almost all of our cash receivables are in NIS. A substantial amount of our cash payments are incurred in, or linked to, non-NIS currencies. In particular, in 2005 and 2006, payments in U.S. dollars represented approximately 25% of total cash outflows. Also, we are exposed to interest rate risks through our bank and hedging instruments and to possible fluctuations in the Israeli CPI through our debentures. We do not generally hedge our interest rates other than as required by our credit facility, which requires us to hedge a portion of our interest rate exposure.

In order to protect ourselves from fluctuations in foreign currency exchange rates, we have established a foreign currency hedging program. Under this program, we currently hedge part of our U.S. dollar liabilities, firm commitments and budgeted expenditures for the next 6 to 12 months using foreign currency forward exchange contracts and currency options. A foreign currency forward exchange contract is a contract whereby we agree to buy or sell a foreign currency at a predetermined exchange rate at a future date. A currency option is an option to buy or sell a foreign currency at a predetermined exchange rate at a future date. The exchange rate fluctuations that impact our foreign currency denominated financial liabilities, firm commitments and budgeted expenditures are intended to be offset by gains and losses on these hedging instruments.

The goal of our hedging program is to lock in the exchange rates of our transactions denominated in U.S. dollars. We do not hold derivative financial instruments for trading purposes. Nevertheless, under Israeli GAAP, we are required to treat our hedges of budgeted expenditures for which there is no contractual commitment as though they were speculative investments. As a result, we are required to value these hedge positions at the end of each fiscal quarter and record a gain or loss equal to the difference in their market value from the last balance sheet date, without any reference to the change in value to the related budgeted expenditures. Accordingly, these differences could result in significant fluctuations in our reported net income.

We protect ourselves from fluctuations in foreign currency rates in respect of our U.S. dollar long-term loans in the amount of $170 million as of December 31, 2006, by utilizing compound foreign currency and interest swaps, throughout the entire period of the loan.

From time to time, we receive short-term U.S. dollar loans with a variable LIBOR interest rate. In order to hedge the possible fluctuations in the foreign currency exchange rate between the U.S. dollar and the NIS, we execute swap transactions. As of December 31, 2006, we held no short-term U.S. dollar loans.

Also, as of December 31, 2006, we had two outstanding series of debentures, which are linked to the Israeli CPI, in an aggregate principal amount of approximately NIS 2.0 billion. During 2006, we executed five forward Israeli CPI / NIS transactions, in a total amount of NIS 500 million, with an average maturity period of 6 (six) months, in order to hedge our exposure to fluctuations in the Israeli CPI. We periodically review the possibility of entering into additional transactions in order to lower the exposure in respect of the debentures.

Set forth below is the composition of the derivative financial instruments at the following dates:

	As of December 31
	2004		2005		2006
	Par Value	Fair Value	Par Value	Fair Value	Par Value	Fair Value
	(In NIS millions)
Forward contracts on exchange rate (mainly US$- NIS)	754	(12)	654	1	507	(26)
Forward contracts on Israeli CPI rate	—	—	—	—	500	(15)
Options on the exchange rate (mainly US$- NIS)	1,639	12	925	4	659	(1)
Compounded foreign currency and interest swap	—	—	—	—	718	(70)
	2,393	—	1,579	5	2,384	(112)

Sensitivity information

Without taking into account our hedging instruments and based upon our debt outstanding as at December 31, 2006, fluctuations in foreign currency exchange rates, interest rates or the Israeli CPI would affect us as follows:

•	an increase of 0.1% of the Israeli CPI would result in an increase of approximately NIS 2.0 million in our financial expenses;

•	a devaluation of the NIS against the U.S. dollar of 1.0% would increase our financial expenses by approximately NIS 8.4 million; and

•
an increase in NIS interest rates of 100 basis points would increase our annual interest expense by approximately NIS 5.1 million ($2 million). An increase in U.S. dollar interest rates of 100 basis points would increase our annual interest expense by approximately $1.7 million.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

We did not receive any proceeds from our initial public offering on the NYSE.

ITEM 15.     CONTROLS AND PROCEDURES

As of December 31, 2006, we were not a reporting company under the Securities Exchange Act and were not subject to the requirements of Rule 13a−15 or Rule 15d−15 under the Securities Exchange Act. We have, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the our disclosure controls and procedures as at December 31, 2006. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective for recording, processing, summarizing and reporting the information that we are required to disclose in the reports that we file and submit under the Securities Exchange Act within the time periods specified in the Commission’s rules and forms.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

ITEM 16A.      AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Messrs. Lieder, Cohen and Bigger qualify as “audit committee financial experts” as defined in Item 16A of Form 20-F. These members are not independent under the independence standards applicable to listed company audit committee members, pursuant to Rule 10A-3 under the Securities Exchange Act. We intend for one of the external directors who will be appointed to our board of directors and audit committee, to qualify as an “audit committee financial expert” as defined in Item 16A of Form 20-F and to be independent. See Item 16D below.

ITEM 16B.      CODE OF ETHICS

Our Code of Ethics applies to all of our officers, directors and employees. We have posted a copy of our Code of Ethics on our website at www.cellcom.co.il under “Investor Relations - About Cellcom - License & Other.”

ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member of KPMG International, has served as our independent auditors for 2005 and 2006. These accountants billed the following fees to us for professional services in each of those fiscal years:

	2006	2005
	(NIS in thousands)
Audit Fees	786	648
Audit-Related Fees (1)	3,600	277
Tax Fees	48	52
All Other Fees	-	-
Total	4,434	977

(1)	“Audit-related fees” include in 2006 fees for services performed in connection with our registration statement on Form F-1 for our offering in February 2007. These expenses will be reimbursed to the Company by the shareholders who sold shares during the offering. In 2005 “Audit-related fees” relate to accounting and reporting consultations.

     “Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC. “Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees.

These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time. “Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance, tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants, and the maximum pre-approved fees that may be paid as compensation for each pre-approved service in those categories. Any proposed services exceeding the maximum pre-approved fees require specific approval by the Audit Committee.

The Audit Committee has delegated part of its pre-approval authority to the chairman of the Audit Committee, subject to ratification by the entire Audit Committee.

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

In reliance upon exemptions for newly public companies under Rule 10A-3(b)(1)(iv) under the Exchange Act, currently one  of the four members of our audit committee, Mr. Shlomo Waxe, is independent under the independence standards applicable to listed company audit committee members, pursuant to Rule 10A - 3 under the Securities Exchange Act.  We intend to appoint to our audit committee, on or before May 6, 2007, the two persons to be elected as external directors, who will also be independent under such independence standards.  After such appointments and the resignation of at least one non-independent member, a majority of the members of our audit committee will be independent.  We will ensure that the committee is composed entirely of independent members within one year of listing. We do not believe that our reliance on these exemptions will materially adversely affect the ability of our audit committee to act independently or to satisfy the other applicable requirements of Sarbanes-Oxley Act.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17.     FINANCIAL STATEMENTS

See Item 18.

ITEM 18.     FINANCIAL STATEMENTS

See pages F-1 through F-68 of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Articles of Association and Memorandum of Association†

2.1	Form of Ordinary Share Certificate†

4.1
Term and Revolving Facilities Agreement dated March 6, 2006 and amendments thereto dated March 30, 2006, April 4, 2006, October 9, 2006 and January 17, 2007 among Cellcom, Citibank, N.A. as lead arranger and agent and the lenders party thereto†

4.2	Series A Indenture dated December 21, 2005 and an addendum dated February 27, 2006 between Cellcom and Aurora Fidelity Trust Ltd.†

4.3	Series B Indenture dated December 21, 2005 and an addendum dated February 27, 2006 between Cellcom and Hermetic Trust (1975) Ltd.†

4.4	2006 Share Incentive Plan†

4.5	Registration Rights Agreement dated March 15, 2006 among Cellcom, Goldman Sachs International, DIC, DIC Communication and Technology Ltd. and PEC Israel Economic Corporation†

4.6	Non-Exclusive General License for the Provision of Mobile Radio Telephone Services in the Cellular Method dated June 27, 1994†

8.1	Subsidiaries of the Registrant†

12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act*

12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act*

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act*

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act*

* Filed herewith.
† Incorporated by reference to our registration statement on Form F-1 (registration no. 333-140030) filed with the SEC on January 17, 2007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CELLCOM ISRAEL LTD.

By:	/s/ Amos Shapira
Name: Amos Shapira
Title: President and Chief Executive Officer

Date: March 11, 2007

Report of Independent Registered Public Accounting Firm

To The Shareholders of
Cellcom Israel Ltd.

We have audited the consolidated balance sheets of Cellcom Israel Ltd. and subsidiaries (hereinafter - “the Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, statements of changes in shareholders’ equity and statements of cash flows for each of the three years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of their operations, and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with generally accepted accounting principles in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information related to the nature and effect of such differences is presented in Note 28 of the financial statements.

As explained in Note 2B, the financial statements are presented in New Israeli Shekels, in conformity with accounting standards issued by the Israeli Accounting Board.

The accompanying consolidated financial statements as of and for the year ended December 31, 2006 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in NIS have been translated into dollars on the basis set forth in Note 2C of the notes to the consolidated financial statements.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel
March 11, 2007

Cellcom Israel Ltd. and Subsidiaries

Consolidated Balance Sheets

All amounts are in millions except for share and per share data

				Convenience translation into U.S. dollar (Note 2C)
		December 31 2005	December 31 2006	December 31 2006
	Note	NIS	NIS	US$

Current assets
Cash and cash equivalents	3	1,772	56	13
Trade receivables, net	4	1,237	1,242	294
Other receivables	5	224	123	29
Inventory	6	118	131	31

		3,351	1,552	367

Long-term receivables	7	433	526	125

Property, plant and equipment, net	8	2,739	2,390	566

Other assets, net	9	493	458	108

Total assets		7,016	4,926	1,166

Current liabilities
Short-term bank credit	10	320	-	-
Trade payables	11	944	819	194
Other current liabilities	12	178	496	117

		1,442	1,315	311

Long-term liabilities
Long-term loans from banks	13	31	1,208	286
Debentures	14	1,752	1,989	471
Deferred taxes	25	140	105	25
Other long-term liabilities	16	2	2	-

		1,925	3,304	782

Commitments and contingent liabilities	17

Shareholders’ equity	18
Share capital:
Ordinary shares of NIS 0.1 and NIS 0.01 par value as
of December 31, 2005 and 2006, respectively:
Authorized - 10,000,000 and 300,000,000 shares at December 31, 2005 and 2006, respectively; issued and outstanding 114,000 and 97,500,000 shares at December 31, 2005 and 2006, respectively		-	1	-
Capital surplus		5	(24)	(5)
Retained earnings		3,644	330	78

Total shareholders’ equity		3,649	307	73

Total liabilities and shareholders’ equity		7,016	4,926	1,166

The accompanying notes are an integral part of the financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Income Statements

All amounts are in millions except for share and per share data

					Convenience translation into U.S. dollar (Note 2C)
		Year ended December 31			Year ended December 31
		2004	2005	2006	2006
	Note	NIS (Note 2B)			US$

Revenues	19	5,600	5,114	5,622	1,330

Cost of revenues	20	3,302	3,133	3,326	787

Gross profit		2,298	1,981	2,296	543

Selling and marketing expenses	21	661	623	656	155

General and administrative expenses	22	684	656	659	156

Operating income		953	702	981	232

Financial income (expenses), net	23	(45)	24	(155)	(37)

Other income (expenses), net	24	1	(11)	(5)	(1)

Income before income tax		909	715	821	194

Income tax	25	292	232	304	72

Net income		617	483	517	122

Earnings per share

Basic and diluted earnings per share in NIS
(see Note 2T)		6.33	4.95	5.30	1.25

Weighted-average number of shares used in the
calculation of basic and diluted earnings per share
(in thousands)		97,500	97,500	97,500	97,500

The accompanying notes are an integral part of the financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

	Share capital amount	reserve	Cash dividend declared subsequent to balance sheet date	Retained earnings	Total	Convenience translation into U.S. dollar (Note 2C)
	NIS Millions (Note 2B)					US$ millions

Balance as of January 1, 2004	-	-	-	2,544	2,544	602

Changes in the year ended December 31, 2004
Net income	-	-	-	617	617	146
Balance as of December 31, 2004	-	-	-	3,161	3,161	748

Changes in the year ended December 31, 2005
Movement in capital reserve in respect of
hedging transactions, net	-	5	-	-	5	1
Cash dividend declared subsequent to
balance sheet date	-	-	3,400	(3,400)	-	-
Net income	-	-	-	483	483	115
Balance as of December 31, 2005	-	5	3,400	244	3,649	864

Changes in the year ended December 31, 2006
Allotment to dividend share (Note 18B)	1	-	-	(1)	-	-
Movement in capital reserve in respect of
hedging transactions, net	-	(29)	-	-	(29)	(7)
Dividend paid	-	-	(3,400)	(430)	(3,830)	(906)
Net income	-	-	-	517	517	122
Balance as of December 31, 2006	1	(24)	-	330	307	73

The accompanying notes are an integral part of the financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

All amounts are in millions

				Convenience translation into U.S. dollar (Note 2C)
	Year ended December 31			Year ended December 31
	2004	2005	2006	2006
	NIS (Note 2B)			US$

Cash flows from operating activities:
Net income	617	483	517	122
Addition required to present cash flows from
operating activities (a)	854	789	960	227
Net cash provided by operating activities	1,471	1,272	1,477	349

Cash flows from investing activities:
Addition to property, plant and equipment	(725)	(576)	(625)	(148)
Proceeds from sales of property, plant and equipment	7	12	15	3
Investment in other assets	(134)	(55)	(23)	(5)
Net cash used in investing activities	(852)	(619)	(633)	(150)

Cash flows from financing activities:
Repayments under short-term bank credit facility	(9,269)	(4,953)	(1,222)	(289)
Borrowings under short-term bank credit facility	9,328	4,894	1,222	289
Borrowings of long-term loans from banks	-	-	2,155	510
Payment of long-term loans from banks	(1,127)	(533)	(1,175)	(278)
Proceeds from issuance of debentures, net of issuance costs	-	1,706	290	69
Paid dividend	-	-	(3,830)	(906)
Net cash provided by (used in) financing activities	(1,068)	1,114	(2,560)	(605)

Increase (decrease) in cash and cash equivalents	(449)	1,767	(1,716)	(406)

Balance of cash and cash equivalents at beginning of the period	454	5	1,772	419

Balance of cash and cash equivalents at end of the period	5	1,772	56	13

The accompanying notes are an integral part of the financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Cash Flows (cont’d)

All amounts are in millions

				Convenience translation into U.S. dollar (Note 2C)
	Year ended December 31			Year ended December 31
	2004	2005	2006	2006
	NIS (Note 2B)			US$

(a) Adjustments required to present cash flows from
operating activities
Income and expenses not involving cash flows
Depreciation and amortization	961	941	883	209
Deferred taxes	(9)	(6)	(30)	(7)
Exchange and linkage differences on long-term liabilities	6	-	(109)	(26)
Capital losses (gains)	(1)	2	5	1
Change in liability for employee severance pay	(7)	-	-	-
Provision for decline in value of land - held for sale	-	4	-	-
	950	941	749	177
Changes in assets and liabilities
Increase in trade receivables (including long-term amounts)	(234)	(37)	(75)	(18)
Decrease (increase) in other receivables
(including long- term amounts)	133	(60)	22	5
Decrease (increase) in inventories	15	(19)	(13)	(3)
Increase (decrease) in trade payables (including long-term amounts)	74	(15)	4	1
Increase (decrease) in other payables and credits
(including long-term amounts)	(84)	(21)	273	65
	(96)	(152)	211	50
	854	789	960	227
(b)   Non-cash activities
Acquisition of property, plant and equipment and other assets on credit	165	314	197	47
Receivables in respect of issuance of debentures	-	46	-	-
Supplemental information:
Income taxes paid	277	275	267	63
Interest paid	109	51	124	29

The accompanying notes are an integral part of the financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 1 - General

A.
Cellcom Israel Ltd. (“the Company”) was incorporated in Israel on January 31, 1994. The Company commenced its operations on June 27, 1994, after receiving a license from the Ministry of Communications (“the MOC”) to establish, operate and maintain a cellular mobile telephone system and provide cellular mobile telephone services in Israel. The Company began providing cellular mobile telephone services to the Israeli public on December 27, 1994. The initial license granted to the Company was for a period of 10 years and was thereafter extended until the year 2022.

B.
On April 23, 2006, Cellcom Fixed Line Communication L.P. (formerly "Cellcom Fixed Line Communication Services L.P.") a limited partnership 100%-owned, directly and indirectly, by Cellcom Israel Ltd. (hereinafter - "Cellcom Partnership") received a special general license from the Ministry of Communications for provision of domestic "Lines-based" communications services.

The license does not require Cellcom Partnership to provide a universal service. Cellcom Partnership intends to focus on offering services to the business sector.

C.
On September 21, 2005, a shareholders’ transaction was completed for the purchase of 69.5% of the Company‘s shares by Discount Investments Ltd. (“DIC”), member of the IDB Group companies, which at that time held 25% of the Company’s issued shares through its subsidiaries. Following the said transaction, DIC held approximately 94.5% of the Company’s issued shares, and 100% of the Company’s voting rights. During 2006, DIC sold 16% of the Company’s issued shares in 4 transactions to financial investors and, as of December 31, 2006, held approximately 78.5% of the Company’s issued shares and 84.0% of the voting rights.

On February 9, 2007, subsequent to the balance sheet date, the Company completed the process of registering its shares for trade on the New York Stock Exchange (NYSE) under the symbol CEL. The registration also involved an offering of 20,000,000 of the Company’s shares sold by DIC and Goldman Sachs International.
Following the public offering, DIC currently holds approximately 59% of the Company's shareholders' equity.

Note 2 - Significant Accounting Policies

A.	Basis of presentation

These financial statements are prepared in accordance with generally accepted accounting principles in Israel (“Israeli GAAP”), which differ in certain material respects from generally accepted accounting principles in the United States of America (“US GAAP”) - see Note 28.

B.	Reporting principles

1.
The functional currency of the Company is the local currency, New Israeli Shekels (“NIS”). The Company prepares and presents its financial statements in NIS. Transactions denominated in foreign currencies are recorded at the prevailing exchange rate at the time of the transactions.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont'd)

B.	Reporting principles (cont'd)

2.	Transition to nominal financial reporting in 2004

Through December 31, 2003, the Company prepared its financial statements on the basis of historical cost adjusted for the changes in the general purchasing power of Israeli currency -NIS, based upon changes in the Israeli consumer price index (“CPI”), in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

With effect from January 1, 2004, the Company has adopted the provisions of Israel Accounting Standard No. 12 -“Discontinuance of Adjusting Financial Statements for Inflation” - of the Israel Accounting Standards Board and, pursuant thereto, the Company has discontinued, from that date, the adjustment of its financial statements for the effects of inflation in Israel.

The amounts adjusted for the effects of inflation in Israel, presented in the financial statements as of January 1, 2004, were used as the opening balances for the nominal financial reporting in the following periods. Accordingly, the amounts reported in these financial statements that relate to non-monetary assets (including the depreciation and amortization thereon) and equity items, which originate from the period that preceded January 1, 2004, are based on the adjusted-for-inflation data (based on the CPI for December 2003), as previously reported.

Amounts originating during periods subsequent to January 1, 2004 are included in the financial statements based on their nominal values.

The amounts of non-monetary assets do not necessarily represent realization value or current economic value, but only the reported amounts of such assets. In these financial statements, the term “cost” refers to cost in reported amounts.

3.	Effect of changes in the CPI and in foreign currency exchange rates

Data regarding the CPI and currency exchange rates are as follows:

	December 31, 2004	December 31, 2005	December 31, 2006

CPI (in points)	180.7	185.1	184.9
Exchange rate of U.S.$ in NIS	4.308	4.603	4.225

	2004	2005	2006

CPI	1.2%	2.4%	(0.1%)
Exchange rate of U.S.$ in NIS	(1.6)%	6.9%	(8.2%)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont'd)

C.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of December 31, 2006 and for the year then ended, have been presented in dollars, translated at the representative rate of exchange as of December 31, 2006 (NIS 4.225 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

D.	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

These estimates are based on experience and historical data; however, actual results could differ from these estimates.

E.	Principles of consolidation

These consolidated financial statements include consolidation of the financial statements of the Company and its subsidiaries which all are fully owned. All inter-company transactions and balances were eliminated upon consolidation.

F.	Cash and cash equivalents

Cash and cash equivalents include bank deposits, the initial deposit term of which did not exceed three months, and that are not restricted as to withdrawal or use.

G.	Allowance for doubtful accounts

The financial statements include an allowance for doubtful accounts which properly reflects, in management’s estimation, the potential loss from non-collection of accounts. The Company provides for doubtful accounts on the basis of its experience in collecting past debts, as well as on the basis of information on specific debtors in the hands of management of the Company.

H.	Inventory

Inventory of cellular phone equipment and accessories and spare-parts are stated at the lower of cost or market value. Cost is determined by the moving average method; market value is determined using current replacement cost, less provisions for decline in value for slow moving inventory.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

I.	Property, plant and equipment

(1)	Property, plant and equipment are stated at cost, including direct costs necessary to prepare the asset for its intended use.

(2)	See Note 2O for discussion of interest costs capitalized to property, plant and equipment.

(3)	Maintenance and repair costs are charged to expense as incurred. The cost of significant renewals and improvements is capitalized to the carrying amount of the respective fixed asset.

(4)
The Company capitalizes certain costs incurred in connection with developing or obtaining internal use software in accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” of the American Institute of Certified Public Accountants. Capitalized costs include direct development costs associated with internal use software, including internal direct labor costs and external costs of materials and services. These capitalized software costs are included in “Property, plant and equipment” in the consolidated balance sheets and are amortized on a straight-line basis over a period of 4 years. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

(5)	Depreciation is calculated using the straight-line method, on the basis of the estimated useful lives of the dominant asset within each group of assets. The annual depreciation rates are as follows:

	%

Network and transmission equipment	15
Control and testing equipment	15-25	(Mainly 25%)
Vehicles	15
Computers and software	15-33	(Mainly 25%)
Furniture and office equipment	6-15	(Mainly 7%)

Leasehold improvements are amortized over the shorter of their estimated useful lives or the expected lease terms.

See Note 2U(3) for the expected impact of adoption of the Israeli Accounting Standard No. 27, "Property, plant and equipment", starting January 1, 2007.

J.	Impairment of assets

The Company reviews at each balance sheet date whether any events have occurred or changes in circumstances have taken place, that might indicate that there has been an impairment to the carrying value of all assets except inventory, tax assets and monetary assets.

When such indicators of impairment are present, the Company evaluates whether the carrying value of the asset in the Company’s accounts can be recovered from the cash flows anticipated from that asset, and, if necessary, records an impairment provision up to the amount needed to adjust the carrying amount to the recoverable amount.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

J.	Impairment of assets (cont’d)

The recoverable value of an asset is determined according to the higher of the net selling price of the asset or its value in use to the Company. The value in use is determined according to the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal. In determining the value in use of an asset, the Company uses the best available estimates as to the conditions that will prevail during the remaining useful life of the asset. In determining the net selling price of an asset, management relies on estimates of the Company’s experts. There were no impairments in any of periods presented, other than the impairment of land held for sale, see Note 8A.

K.	Other assets, net

Other assets consist of licenses and deferred expenses. Spectrum licenses are stated at cost and are amortized over their estimated useful lives by the straight-line method starting at the time such spectrum licenses were put into service and will continue until the expiry date of the licenses in 2022. License costs also include an upfront fee paid in respect of the right to use the i-mode brand name and technology which is amortized over its 10 year term starting September 1, 2005.

Interest costs for the financing of the license fees incurred before the commencement of utilization of the licenses were capitalized to cost of the license, see Note 2O.

Deferred expenses in respect of the issuance of debentures are amortized using the effective interest rate method over the life of the debentures. Regarding the reclassification of these issuance costs as of January 1, 2006, see Note 2R.

L.	Revenue recognition

Revenues from sales of handsets and accessories that are not contingent upon the delivery of additional products or services are recognized when products are delivered to and accepted by customers. Revenues from long-term credit arrangements (longer than one year) are recognized on the basis of the present value of future cash flows, discounted according to market interest rates at the time of the transaction. The difference between the original credit and its present value is recorded as interest income over the credit period.

Revenues derived from usage of the Company’s networks, including airtime, interconnect and roaming revenues are recognized when the services are provided.

Prepaid wireless airtime sold to customers is recorded as deferred revenue prior to the commencement of services and is recognized when the airtime is used or expires.

Revenue is recorded net of value added taxes.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

L.	Revenue recognition (cont’d)

The Company offers enhanced services including voice mail, text and picture messaging, as well as downloadable wireless data applications, including ringtones, music, games, and other informational content. Generally, these enhanced features and data applications generate additional service revenues through monthly subscription fees or increased usage through utilization of the features and applications. Other optional services, such as equipment warranty plans are also provided for a monthly fee and are either sold separately or bundled and included in packaged rate plans. Revenues from enhanced features and optional services are recognized when earned.

Costs of revenues mainly include ongoing license fees, interconnection and roaming expenses, cell site leases, depreciation and amortization charges and technical, repair and maintenance expenses directly related to services rendered.

The Company pays distributors commissions to connect new subscribers and upgrade existing ones. These incentives are accounted for as an expense upon the connection or upgrade of the subscriber.

On January 1, 2006, the Company adopted Israel Accounting Standard No. 25, “Revenue” (“Standard No. 25”). This standard prescribes recognition, measurement, presentation and disclosure criteria for revenues originating from the sale of goods purchased or manufactured by the seller, the provision of services, as well as revenues derived from the use of the seller’s assets by others (interest income, royalties or dividends) and revenue arrangements with multiple deliverables. Standard No. 25 is applicable to all transactions entered into on or after January 1, 2006.

In accordance with Standard No. 25, the principal issue in accounting for revenue is determining the timing of revenue recognition. Revenue from the sale of goods is recognized when all the following conditions have been satisfied: (a) the significant risks and rewards of ownership of the goods have been transferred to the buyer; (b) the seller retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (c) the amount of revenue can be measured reliably; (d) it is probable that the economic benefits associated with the transaction will flow to the seller; and (e) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

A clarification of Standard No. 25 was issued in February 2006: Clarification No. 8, “Reporting of Revenue on a Gross or Net Basis”. According to the clarification, a company acting as an agent or an intermediary without bearing the risks and rewards resulting from the transaction, will present its revenue on a net basis (as a profit or a commission). However, a company that acts as a principal supplier and bears the risks and rewards resulting from the transaction will present its revenue on a gross basis, distinguishing the revenue from the related expenses. This classification and presentation of revenue on a gross or net basis was applied with retroactive effect for all of the reported periods.

The initial implementation of Standard No. 25 and the Clarification No. 8 did not have a material effect on the Company’s results of operations and financial position.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

M.	Share-based payments

As from January 1, 2006 the Company adopted Accounting Standard No. 24, “Share-Based Payments” (“Standard No. 24”) of the Israel Accounting Standards Board. In accordance with the provisions of Standard No 24, the Company recognizes share-based payment transactions in the financial statements, including transactions with employees or other parties that are settled by equity instruments, cash or other assets at their fair value. As to options granted during 2006 which exercisability is subject to completion of a public offering, see Note 18C.

N.	Advertising expenses

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2004, 2005 and 2006 totaled NIS 138 million, NIS 118 million and NIS 96 million, respectively.

O.	Capitalization of financing costs

Financing costs associated with the cost of constructing the wireless networks during the initial construction phase and the cost of acquiring the spectrum licenses until the beginning of their intended use are capitalized to the cost of such assets. The amount of financing costs eligible for capitalization is determined by applying a capitalization rate to the expenditures on the asset eligible for capitalization. The capitalization rate is the weighted average of the financing costs applicable to the borrowing and loans of the Company that are outstanding during the period, or the rate applicable to a borrowing specifically for the purpose of obtaining a specific asset. The amount of financing costs capitalized during the reported periods did not exceed the amount of financing costs incurred during these periods.

For the year ended December 31, 2006, the amount of financing costs capitalized to property, plant and equipment was NIS 4 million. For the years ended December 31, 2005 and 2004, no financing costs were capitalized to property, plant and equipment. In 2004, the amount of financing costs capitalized to other assets (spectrum licenses) was NIS 8.5. The average annual capitalization rate during 2006 was 7.9%. The average annual capitalization rate during 2004 was 7.11%.

P.	Deferred taxes

Deferred taxes are calculated on the basis of the liability method. Under this method, deferred taxes are computed in respect of temporary differences between the carrying value of assets and liabilities in the financial statements and their values for tax purposes.

Deferred taxes (asset or liability) are calculated at tax rates that are expected to be in effect when the temporary differences reverse, based on the tax rates and tax laws that were enacted or the enactment of which has been effectively completed, up to the balance sheet date.

In July 2004, the Israel Accounting Standards Board published Israeli Accounting Standard No. 19, “Taxes on Income” (“Standard No. 19”), which provides that a liability for deferred taxes is to be recorded for all temporary differences subject to tax, except for the temporary difference resulting from the initial recognition of goodwill and the temporary difference resulting from the initial recognition of an asset or a liability that has no effect on profit or loss. In addition, a deferred tax asset is to be recorded for all temporary differences that may be deducted, losses for tax purposes and tax benefits not yet utilized, if it is anticipated that there will be taxable income against which they can be offset. Standard No. 19 applies to financial statements for periods beginning on January 1, 2005. The transition to Standard No. 19 had no material effect on the Company’s results of operations and financial position.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

Q.	Freestanding derivative financial instruments

The Company recognizes freestanding derivative financial instruments as either assets or liabilities in its balance sheets and measures those instruments at fair value. Accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. For a foreign exchange derivative instrument designated as a cash flow hedge, the effective portion of the derivative is initially reported as a component of shareholders' equity as capital reserve and subsequently recognized into earnings as the hedged item affects earnings. The ineffective portion of the derivative is recognized in earnings immediately. For derivative instruments that are not designated as cash flow hedges, changes in fair value are recognized in earnings according to changes in their fair value.

The Company formally documents all relationships between hedging instruments and hedged items and the risk management objective and strategy for each hedge transaction. At inception of the hedge and quarterly thereafter, the Company performs a correlation assessment to determine whether changes in the fair values or cash flows of the derivatives are deemed highly effective in offsetting changes in the fair values or cash flows of the hedged items. If at any time subsequent to the inception of the hedge, the correlation assessment indicates that the derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting and recognizes all subsequent derivative gains and losses in the results of operations.

R.	Financial instruments and concentration of credit risk

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and other current assets and liabilities are reasonable estimates of their fair value due to the short-term nature of these instruments. See Note 26C for the fair value of long-term receivables, loans and other liabilities (including current maturities).

Financial instruments that could potentially subject the Company to credit risks consist primarily of trade accounts receivables. Concentrations of credit risk with respect to these receivables are limited due to the composition of the subscriber base, which includes a large number of individuals and businesses.

As from January 1, 2006, the Company adopted Israeli Accounting Standard No. 22, “Financial Instruments: Disclosure and Presentation ("Standard No. 22”), which provides rules for presenting financial instruments in financial statements and specifies the proper disclosures required in respect thereto. Standard No. 22 provides the method for classifying financial instruments as financial liabilities and as shareholders’ equity, for classifying the interest, dividends, losses and gains related thereto, and the criteria for offsetting financial assets and financial liabilities. Standard No. 22 was adopted on a prospective basis. The transition to Standard No. 22 resulted in the reclassification of deferred charges in respect of the issuance of debentures from other assets to a contra asset to the respective debentures.

S.	Dividend declared subsequent to the balance sheet date

Dividends are recorded in the period they are declared. However, to the extent a dividend is declared in a subsequent period, but before the financial statements are issued, the amount subsequently declared is appropriated within shareholders' equity in the current reporting period, as a designated part of the retained earnings.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

T.	Earnings per share

The Company calculates earnings per share in accordance with the provisions of Israeli Accounting Standard No. 21, “Earnings per Share”. Basic earnings per share is calculated by dividing the earnings or loss attributable to the ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. In order to calculate the diluted earnings per share, the Company adjusts the earnings or losses attributable to the ordinary shareholders, and the weighted average number of outstanding ordinary shares, in respect of the effects of all the dilutive potential ordinary shares. For all reported periods, there were no outstanding stock options except those that were dependent on a successful public offering of the Company’s ordinary shares or warrants, or other potentially dilutive instruments. Regarding a stock split and an allotment of dividend shares - see Note 18B. The options that were granted to the employees during the year ended December 31, 2006 (see Note 18C) were not included in the calculation of the diluted earnings per share since as at December 31, 2006 they were exercisable only upon a successful public offering of the Company’s ordinary shares. They will be included in the calculation as of the day the ordinary shares were listed for trade.

U.	Effects of new Israeli Accounting Standards not yet adopted

1.	Israeli Accounting Standard No. 29, "Adoption of International Financial Reporting Standards ("IFRS") (“Standard No. 29”)

In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29. The Standard provides that entities subject to the Securities Law - 1968 that are required to report according to the regulations of this law are to prepare their financial statements for periods beginning as from January 1, 2008 according to IFRS. The Standard permits early adoption as from financial statements released after July 31, 2006.

The Company will adopt IFRS with effect from January 1, 2008, based upon the guidance in IFRS 1, "First-time adoption of IFRSs".

Upon adoption of IFRS, in 2008, the Company will be required to present comparative financial statements as at and for the year ended December 31, 2007, prepared in accordance with IFRS. In addition, the Company will be required to disclose in the financial statements for December 31, 2007, the balance sheet for that date and the statement of operations for the year then ended - in accordance with IFRS.

Presented below is a description of certain anticipated effects on the financial statements of the Company of the transition to IFRS, including the changes that may occur in the Company’s accounting policy as a result of this transition:

•
In accordance with IFRS a provision should be created if as at balance sheet date it is more likely than not that a commitment will be fulfilled. In accordance with Israeli GAAP, the Company creates a provision if it is probable that economic resources will be used to settle the liability.

•
In accordance with IFRS, embedded derivatives are separated from hybrid instruments. The separated embedded derivatives are measured according to fair value, with the changes in fair value being recognized in earnings. Israeli GAAP does not require the separation of embedded derivatives from hybrid instruments.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

U.	Effect of new Israeli Accounting Standards not yet adopted (cont’d)

2.	Israeli Accounting Standard No 26, “Inventory” (“Standard No. 26”)

In August 2006, the Israel Accounting Standards Board published Standard No. 26. The Standard provides guidelines for determining the cost of inventory and its subsequent recognition as an expense as well as for determining impairments in the value of inventory written down to net realizable value. The Standard also provides guidelines regarding cost formulas used to allocate costs to various types of inventory. The Standard will apply to financial statements for periods beginning on or after January 1, 2007. Implementation of Standard No. 26 will not have a material effect on the Company’s results of operations and financial position.

3.	Israeli Accounting Standard No. 27, “Property, plant and equipment” (“Standard No. 27”)

In September 2006, the Israel Accounting Standards Board published Standard No. 27. The Standard prescribes rules for the presentation, measurement and recognition of property, plant and equipment and for the disclosure required in respect thereto. The Standard also provides for, among other things, the following:

Revaluation of assets
Standard No. 27 provides that a group of similar fixed assets shall be measured at cost net of accumulated depreciation minus impairment losses, or alternatively, at its revalued amount less accumulated depreciation, whereas an increase in the value of the asset above its initial cost as a result of the revaluation will be directly included in shareholders’ equity under a revaluation reserve.

Asset retirement obligations
Standard No. 27 provides, that upon the initial recognition of property, plant and equipment, the entity shall include in the cost of the asset all the costs it will be required to incur in respect of a liability to dismantle and remove the asset and to restore the site on which it was located.

Component depreciation
Standard No. 27 provides that if property, plant and equipment consists of several components with different estimated useful lives, the individual significant components should be depreciated over their individual useful lives.

Standard No. 27 will apply to financial statements for periods beginning on or after January 1, 2007, and will be adopted on a retroactive basis, except for asset retirement obligations for which initial adoption will be in accordance with the provisions of Standard No. 27.

The initial implementation of the Standard is expected to have the following effects:

Asset retirement obligations
Implementation of Standard No. 27 is anticipated to result in the initial recognition of liabilities to dismantle and remove assets and to restore the site with respect to the cell sites, retail stores and general and administrative facilities, and accordingly there will be an increase in net book value of the fixed assets and an increase in long-term liabilities due to the obligation for asset retirement. Also, there will be a decrease in retained earnings in the amount of approximately NIS 5 million, net of related taxes. The additional cost will be recognized over the useful life of the asset. The obligation is recognized at fair value, and the accretion expense will be recognized over time as the discounted liability is accreted to its expected settlement value.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

U.	Effect of new Israeli Accounting Standards not yet adopted (cont’d)

3.	Israeli Accounting Standard No. 27, “Property, plant and equipment” (cont’d)

Component depreciation
The Company depreciates property, plant and equipment based on the estimated useful life of the dominant asset within each group. Upon adoption of Standard No. 27, starting January 1, 2007, the Company will retroactively separate individual components of property, plant and equipment with estimated useful lives that are different from the entire network, mainly transmission equipment such as fiber-optic cables and infrastructure, and calculate depreciation expense based on the estimated useful life of each component. The retroactive application of this change is expected to increase the Company’s retained earnings as of January 1, 2007, by approximately NIS 290 million, and to have the following effect on the Company’s results of operations for all of the periods reported herein:

	Year ended December 31
	2004	2005	2006
	NIS millions	NIS millions	NIS millions

Decrease in depreciation expense	46	52	53

Decrease in capital gain	-	(2)	(1)

Increase in deferred tax expense	(4)	(2)	(10)

Increase in net income	42	48	42

Increase in basic and diluted
earnings per ordinary shares	0.43	0.49	0.43

4.	Israeli Accounting Standard No. 23, “The Accounting Treatment of Transactions between an Entity and the Controlling Interest Therein” (“Standard No. 23”)

In December 2006 the Israel Accounting Standards Board published Accounting Standard No. 23. Standard No. 23 replaces the main provisions of the Israeli Securities Regulations with regard to (Financial Statement Presentation of Transactions between a Company and its Controlling Shareholder). Standard No. 23 provides that assets (other than an intangible asset with no active market) and liabilities included in a transaction between the entity and its controlling shareholder shall be measured on the date of the transaction at fair value and that the difference between the fair value and the consideration from the transaction shall be included in shareholders’ equity.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

U.	Effect of new Israeli Accounting Standards not yet adopted (cont’d)

4.	Israeli Accounting Standard No. 23, “The Accounting Treatment of Transactions between an Entity and the Controlling Interest Therein” (“Standard No. 23”) (cont’d)

Standard No. 23 discusses three issues relating to transactions between an entity and its controlling shareholder, as follows: the transfer of an asset to the entity by the controlling shareholder, or conversely, transfer of an asset from the entity to the controlling shareholder; the controlling shareholder assuming upon itself a liability of the entity to a third party, all or part, indemnification of the entity by the controlling shareholder in respect of an expense, and the controlling shareholder waiving the entity’s debt to it, all or part; and loans that were granted to the controlling shareholder or loans that were received from the controlling shareholder. Standard No. 23 also provides the disclosure that is to be made in the financial statements regarding transactions between the entity and its controlling shareholder during the period.

Standard No. 23 shall apply to transactions between an entity and its controlling shareholder that are executed after January 1, 2007 and to a loan that was granted to a controlling shareholder or that was received from it before the date this Standard came into effect as from the date of it coming into effect.

Implementation of Standard No. 23 is not anticipated to have a material effect on the Company’s results of operations and financial position.

Note 3 - Cash and Cash Equivalents

Composition

	December 31
	2005	2006
	NIS millions	NIS millions

Israeli currency - NIS	1,767	45
Foreign currency	5	11

	1,772	56

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 4 - Trade Receivables, net

Composition

	December 31
	2005	2006
	NIS millions	NIS millions

Open accounts and unbilled revenue	723	691
Checks and credit cards receivables	149	165
	872	856
Current maturity of long-term receivables	519	565
	1,391	1,421
Less - allowance for doubtful accounts	154	179
	1,237	1,242

Note 5 - Other Receivables

Composition

	December 31
	2005	2006
	NIS millions	NIS millions

Government institutions	40	-
Derivative financial instruments	7	-
Prepaid expenses	70	54
Deferred taxes	53	60
Receivables in respect of debentures	46	-
Other	8	9
	224	123

Note 6 - Inventory

A. Composition

	December 31
	2005	2006
	NIS millions	NIS millions

Handsets	97	98
Accessories	8	7
Spare parts	13	26
	118	131

B.
Inventories of handsets, accessories and spare-parts as at December 31, 2006, are presented net of a provision for decline in value in the amount of NIS 10 million (December 31, 2005 - NIS 40 million).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 7 - Long-term Receivables

Composition

	December 31
	2005	2006
	NIS millions	NIS millions

Open accounts (a)	816	913
Credit cards receivables (a)	155	171
Other	33	57
Total	1,004	1,141
Less deferred interest income (b)	48	46
	956	1,095
Less - Allowance for doubtful accounts	4	4
	952	1,091
Less current maturities	519	565

	433	526

Maturity dates are as follows:

December 31
2006
NIS millions

Second year	367
Third year	123
Fourth year and thereafter	36

526

(a)	The long-term trade receivables arise from the sale of handsets on a contractual installment basis (primarily 36 monthly payments).

(b)
The deferred interest income constitutes the difference between the amount of the long-term receivables and their discounted value based on the relevant imputed interest rate at the date of the transaction. The annual interest rate used by the Company in 2006 is 5% (2005 - 3.5%-7%).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 8 - Property, Plant and Equipment, Net

A.	Composition:

		Network	Control		Computers,
		and	and		furniture
		transmission	testing		and office	Leasehold
	Land*	equipment	equipment	Vehicles	equipment	improvements	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

For the year ended December 31, 2006

Cost
Balance at January 1, 2006	33	7,234	261	69	1,712	184	9,493
Additions	-	334	-	2	172	13	521
Dispositions	-	(123)	-	(55)	(31)	(21)	(230)
Balance at December 31, 2006	33	7,445	261	16	1,853	176	9,784

Accumulated depreciation
Balance at January 1, 2006	-	5,280	186	40	1,129	109	6,744
Depreciation for the period	-	577	24	7	226	15	849
Dispositions	-	(117)	-	(41)	(31)	(20)	(209)
Balance at December 31, 2006	-	5,740	210	6	1,324	104	7,384
Provision for decline in value in
land held for sale
Balance at January 1, 2006	(10)	-	-	-	-	-	(10)
Additions	-	-	-	-	-	-	-
Balance at December 31, 2006	(10)	-	-	-	-	-	(10)

Net depreciated cost as at December 31, 2006	23	1,705	51	10	529	72	2,390

Net depreciated cost as at
December 31, 2005	23	1,954	75	29	583	75	2,739

*	Represents land that was leased from the Israel Lands Administration, a capital lease for the period of 49 years, commencing from November 2001.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 8 - Property, Plant and Equipment, Net (cont'd)

B.	Additional information

1.
The accumulated cost of the network as at December 31, 2006 includes direct costs incurred to construct the cellular mobile telephone system, in the amount of NIS 245 million (December 31, 2005 - NIS 224 million) including capitalized engineering, professional consulting fees, direct salaries and financing expenses.

2.
The accumulated cost of the computers as at December 31, 2006 includes cumulative capitalized development costs of software for internal use in the amount of NIS 460 million (December 31, 2005 - NIS 397).

3.	Depreciation in respect of property, plant and equipment totaled NIS 945 million, NIS 912 million and NIS 849 million for the years ended December 31, 2004, 2005 and 2006, respectively.
4.	Regarding liens - see Note 17D.

Note 9 - Other Assets, Net

Composition

	December 31
	2005	2006
	NIS millions	NIS millions

Deferred expenses	4	-
License	558	559
Less - accumulated amortization	(69)	(101)

	493	458

License amortization expenses for the years ended December 31, 2004, 2005 and 2006 totaled NIS 16 million, NIS 29 million and NIS 32 million, respectively.

The expected license amortization expense for the next six years is as follows:

December 31 2006
NIS millions

2007	31
2008	31
2009	31
2010	31
2011	31
2012	31

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 10 - Short-Term Bank Credit

Composition

	December 31
	2005	2006
	NIS millions	NIS millions

Current maturities of long-term loans
from banks	320	-

Note 11 - Trade Payables

Composition

	December 31
	2005	2006
	NIS millions	NIS millions

Open accounts:
In Israeli currency	169	204
In foreign currency (mainly in
U.S. dollars)	289	118
Accrued expenses (mainly in NIS)	457	497

	915	819

Current maturity of long-term trade
payables	29	-

	944	819

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 12 - Other Current Liabilities

Composition

	December 31
	2005	2006
	NIS millions	NIS millions

Employees and related liabilities	71	113
Government institutions	16	117
Accrued expenses	41	119
Deferred revenue	39	30
Derivative financial instruments	3	112
Advances from customers	8	5

	178	496

Note 13 - Long-term Loans from Banks

A.	Composition

	December 31
	2005	2006
	NIS millions	NIS millions

In or linked to USD	-	718
In NIS - unlinked	351	507
	351	1,225

Less debt issuance cost	-	(17)

Total	351	1,208

Less current maturities	(320)	-

	31	1,208

Interest rate for December 31, 2006 - In USD - 6.4%, In NIS - 6.5%-6.6% (2005 - 5.1% - 7.3%).

B.	Maturity dates:

December 31 2006
NIS millions

2007	-
2008	245
2009	245
2010	735

1,225

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 13 - Long-term Loans from Banks (cont'd)

C.	Credit facility agreement

In March 2006, the Company entered into an unsecured syndicated facility agreement with a number of Israeli and international banks arranged by Citibank N.A. and Citibank International plc, which provides for a term loan of $280 million and a revolving credit facility of up to $70 million. The term loan is repayable in installments ranging from 10% to 25% of the principal, commencing 24 months after the date of the agreement and maturing on December 22, 2010. Amounts drawn under the revolving credit facility are repayable within a period of one to six months, at the Company's discretion, and final maturity is December 22, 2010. On April 10, 2006, the Company converted part of the outstanding dollar loan into a NIS loan. The Company repaid an amount of $ 137.5 million (comprised of $ 110 million on account of the term loan and $ 27.5 million on account of the revolving credit facility) and the Company received in exchange an amount of NIS 633 million (comprised of a term loan in the amount of NIS 506 million and a revolving credit facility in the amount of NIS 127 million). As of December 31, 2006, the outstanding principal amounts denominated in U.S. dollars and NIS were as follows: $170 million and NIS 506.4 ($119.9 million) under the term loan facility. The Company does not have outstanding balances under the credit facility.

Dollar denominated loans under the credit facility bear interest at an annual rate of one-to-six-month LIBOR plus a margin that depends on the Company's ratio of net debt to EBITDA as of the last financial statement provided prior to each interest period as follows: 1.35% if the Company's ratio is equal to or greater than 2.5:1; 1.05% if the ratio is greater than or equal to 1.5:1 but lower than 2.5:1; or 0.80% if the ratio is less than 1.5:1. As of December 31, 2006, the average interest rate on the outstanding dollar loans was three-month LIBOR + 1.05% per year. The NIS loans bear interest at an annual rate of one to six month Tel Aviv Interbank Offered Rate, or TELBOR, plus up to 0.3% and a variable margin ranging from 0.8% to 1.35%, depending on the Company’s ratio of net debt to EBITDA, as in the dollar loans described above. As of December 31, 2006, the average interest rate on the outstanding NIS loans was three month TELBOR + 1.05% + 0.17% per year.

The EBITDA was defined in the loan agreement as the consolidated net earnings for the period with the addition of consolidated financing expenses, taxes, depreciation and amortization, less any unusual or non-recurring amount and amounts attributed to the minority interest.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 13 - Long-term Loans from Banks (cont'd)

C.	Credit facility agreement (cont’d)

The loan agreement includes standard provisions with respect to voluntary prepayment, events of default, financial covenants and restrictive covenants. The events of default include the loss of control of the Company by IDB or DIC, the revocation of the Company’s license, or any amendment of the Company’s license that would have a material adverse effect on the Company, any demands under indemnity letters to local planning and building committees in excess of $50.0 million in the aggregate (or provision in the Company’s financial statements with respect thereof) and any material adverse change. The financial covenants require that the Company maintain a ratio of net debt to EBITDA of not more than 2.5:1, and a ratio of EBITDA to net interest expense of at least 5.0:1. The restrictive covenants include, among other things, limitations on liens, loans, guarantees and indemnities, the incurrence of indebtedness, acquisitions, dispositions of assets, mergers and other changes of control. The Company’s credit facility limits its ability to pay dividends, including by limiting the distribution of dividends in respect of any financial year so that any distribution based on the retained earnings accumulated since January 1, 2006, does not exceed the lesser of (a) 75% of the Company’s aggregate net income from January 1, 2006 to the date of distribution and (b) the aggregate “eligible dividend amount” from January 1, 2006 to the date of distribution, the “eligible dividend amount” being the lesser of (i) the Company’s net income for each financial year and (ii) the excess of free cash flow over 110% of total debt service for each financial year. In addition, the Company is also permitted to make additional distributions out of the expected approximately NIS 285 million ($67.5 million) adjustment to retained earnings referred to in Note 2U.3 regarding the new accounting standards, Standard No. 27, not exceeding NIS 310 million. Once the Company has made the required principal repayment under the facility that is due on March 9, 2010, the aforesaid limitation may be replaced, at the Company's option, with a new limitation on dividend distributions such that any dividend to be distributed for the period between March 9, 2010 and the final repayment date may not exceed the difference between (a) the forecasted cash, cash equivalents and free cash flow (such forecast to be pre-approved by the lenders) for the period ending on the final repayment date (not to exceed the Company's free cash flow for the equivalent period in the previous financial year) and (b) 110% of total debt service for the period commencing on the proposed dividend payment date and ending upon final repayment date.
Free cash flow is defined as EBITDA with the addition or subtraction of changes in working capital, minus capital expenditures and any amounts paid or payable in respect of tax. Debt service is defined as the payments on account of principal and interest of the Company’s loans, including payments in respect of commissions and other expenses. In addition, the Company is required to enter into foreign exchange and interest rate hedging agreements pursuant to which at least 66% of any loans outstanding in USD currency at any time under the credit facility agreement are hedged.
The Company is in compliance with all of its debt covenants.

D.	Credit facility

Total amount available for drawing under the existing credit facilities as of December 31, 2005 and 2006 is NIS 544 million and NIS 721 million, respectively.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 14 - Debentures

A.	Composition

		December 31 2005	December 31 2006
	Interest rate %	NIS millions	NIS millions

Debentures (Series A) - linked to the Israeli CPI	5.0%	1,037	1,065
Debentures (Series B) - linked to the Israeli CPI	5.3%	715	925
Unamortized premium on debentures		-	3
		1,752	1,993
Less - Deferred issuance expenses		-	(4)

		1,752	1,989

B.	Maturity dates

December 31, 2006
NIS millions

2007	-
2008	118
2009	237
2010	237
2011	237
More than 5 years	1,164

1,993

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 14 - Debentures (cont’d)

C.	Issuance of debentures (cont’d)

During December 2005, the Company issued NIS 1,037,000,000 par value debentures (Series A) to institutional investors at par value. The debentures are payable in nine equal semi-annual installments, on July 5 of each of the years 2008 through 2012 and on January 5 of each of the years 2009 through 2012. The interest on the debentures is to be paid on January 5 of each of the years 2007 through 2012 and on July 5 of each of the years 2006 through 2012 for the six-month period ended on the day prior to each date as stated. The debentures bear annual interest at the rate of 5.0%, linked to the Israeli CPI with the November 2005 as a basis.

During December 2005, the Company issued NIS 715,102,300 par value debentures (Series B) to institutional investors at par value. The debentures are payable in five equal annual installments, on January 5 of each of the years 2013 through 2017. The interest on the debentures is to be paid on January 5 of each of the years 2007 through 2017 for the twelve-month period ended on the day prior to each date as stated. The debentures bear annual interest at the rate of 5.3%, linked to the Israeli CPI with the November 2005 index as a basis.

On May 29, 2006, the Company issued additional Series A debentures to institutional investors, in the aggregate amount of NIS 28 million par value, in exchange for consideration of NIS 29 million, and in the aggregate amount of NIS 210 million par value Series B debentures in exchange for consideration of NIS 221 million.

These debentures (series A and B) were registered for trade at the Tel Aviv Stock Exchange and are not convertible.

Note 15 - Liability for Employee Severance Benefits, net

A.
The Company’s liability for severance pay for its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. After completing one full year of employment, the Company’s Israeli employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. For the majority of the Company employees the payments to the pension funds and insurance companies discharge the Company’s obligation to the employees as required by the Severance Pay Law in connection with Section 14. Accumulated amounts in the pension funds and with the insurance companies are not under the control or administration of the Company, and accordingly, neither those amounts nor the corresponding accrual for severance pay are reflected in the balance sheet. The obligation of the Company, under law and labor agreements, for termination benefits to employees not covered by the aforementioned pension or insurance plans is included in the balance sheet.

B.	The severance pay expenses for the years ended December 31, 2004, 2005 and 2006 were approximately NIS 27 million, NIS 27 million and NIS 27 million, respectively.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 16 - Other Long-Term Liabilities

Composition:

	December 31
	2005	2006
	NIS millions	NIS millions

In respect of acquisition of spectrum licenses	29	-
Liability for severance pay	2	2
	31	2
Less current maturities	(29)	-

	2	2

Note 17 - Commitments and Contingent Liabilities

A.	Contingent liabilities

1.
In December 2002, a purported class action lawsuit was filed against the Company and another cellular operator in the District Court of Tel-Aviv-Jaffa in connection with the Company’s incoming call tariff to subscribers of other operators when calling the Company’s subscribers during the period prior to the regulation of interconnect fees. If the lawsuit is certified as a class action, the amount claimed is NIS 1.6 billion (as at the filing date thereof). Based on advice of counsel management believes that the Company has a good defense against the certification of the lawsuit as a class action. Accordingly, no provision has been included in the financial statements in respect of this claim.

2.
In August 2001, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv-Jaffa by one of the Company’s subscribers in connection with air time tariffs and subscriber fees that were allegedly collected not in accordance with the language of the agreement of undertaking signed by the Company’s subscribers at the time of their joining the Company’s network. If the lawsuit is certified as a class action, the amount claimed is NIS 1.26 billion plus punitive damages at a rate of not less than 100% of the amount of the judgment. In February 2004, the motion for certification as a class action was denied. In March 2004, this decision was appealed to the Israeli Supreme Court. In January 2006, the Supreme Court approved the plaintiff’s motion to amend his complaint to reflect the amendment to the Consumer Protection Law and return to the District Court in order to examine the amendment’s effect, if any, on the District Court ruling, which remains in effect. In October 2006, a separate motion was granted allowing the plaintiff to further revise his complaint, as a result of enactment of the Class Action Claims Law. Based on advice of counsel, management believes that the Company has good arguments against the certification of the lawsuit as a class action but due to the procedural irregularities demonstrated in the conduct of this lawsuit, it is difficult to assess, at this stage, prior to deliberations, the certification’s chances of success. However, based on advice of counsel, the Company believes the likelihood of certification of the lawsuit as a class action to be not probable. Accordingly, no provision has been included in the Company's financial statements in this respect.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 17 - Commitments and Contingent Liabilities

A.	Contingent liabilities (cont’d)

3.
In September 2000, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv-Jaffa by one of the Company’s subscribers in connection with VAT charges in respect of warranty premiums and the provision of warranty services that were allegedly provided not in accordance with the law. If the lawsuit is certified as a class action, the amount of the claim is NIS 402 million (as at the filing date thereof). In February 2006, the motion for certification as a class action was denied. In March 2006, an appeal was filed with the Supreme Court challenging the dismissal. Based on advice of counsel, management believes that the Company has a good defense against the appeal. Accordingly, no provision has been included in the Company’s financial statements in respect of this claim.

4.
In August 2001, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv-Jaffa by one of the Company’s subscribers in connection with the Company outgoing call tariffs for the ‘Talkman’ (pre-paid) plan and the collection of a distribution fee for ‘Talkman’ calling cards. If the claim is certified as a class action, the amount claimed is NIS 135 million (as at the filing date thereof). In June 2004, the motion for certification as a class action denied. In September 2004, this decision was appealed to the Israeli Supreme Court. Based on advice of counsel, management believes that the Company has a good defense against the appeal. Accordingly, no provision has been included in the Company’s financial statements in respect of this claim.

5.
In May 2004, the municipalities of Herzliya and Ramat Hasharon and the local committees of these cities filed a petition with the High Court of Justice against the Government of Israel, other public bodies and the cellular companies, including the Company, in regard to a number of issues relating to the licensing of cell sites. The remedies requested in the petition are, among others, annulment of the provision in the National Zoning Plan (“NZP”) 36A, which, allegedly, does not allow the local committees discretion with respect to the issuance of building permits or, alternatively, a statement that the local committees have discretion that allows them to set conditions and/or to refuse to issue building permits; to declare that the Pharmacists’ Regulations regarding radiation are null and void, and to arrange the matter of radiation standards and supervision over radiation by means of legislation; to stop the issuance of new building permits under the NZP until such legislation is concluded and to instruct the cellular companies to deposit letters of indemnity for claims under Section 197 of the Planning and Building Law as a condition for receiving building permits. In July 2004, in a hearing that was held in the Supreme Court sitting as the High Court of Justice, temporary remedies were not granted to the plaintiffs with respect to their claims. In addition, the High Court of Justice requested that the State report within a period of three to four months regarding the progress in the radiation legislation. Upon enactment of a non-ionizing radiation law, the petitioners agreed to withdraw their petition. In January 2006, the High Court of Justice approved cancellation of the claim with no order for expenses.

6.
A dispute exists between the Company and the Ministry of Communications with respect to the payment of fees for its use of the GSM and UMTS frequencies. The amount in dispute as at December 31, 2006, is approximately NIS 58 million. Until a final decision on this matter, the Company has deposited approximately half of this amount with the Ministry of Communications. Based on advice of counsel, management believes that the method the Company applies in the calculation of the fees is the lawful method. Accordingly, no provision has been included in the Company financial statements in respect of the amount in dispute, including the amount the Company has deposited which is refundable upon the favorable resolution of the dispute. The Company has applied to the courts regarding this issue.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 17 - Commitments and Contingent Liabilities (cont’d)

A.	Contingent liabilities (cont’d)

7.
In April 2003, a purported class action lawsuit was filed against two other cellular operators and the Company with the District Court of Tel-Aviv-Jaffa in connection with the Company’s incoming SMS tariff to subscribers of other operators when sending SMS messages to the Company’s subscribers during the period before the regulation of SMS interconnect fees. If the lawsuit is certified as a class action, the amount claimed is NIS 90 million (as at the filing date thereof), without the specification of the amount claimed from the Company. Based on advice of counsel, management believes that the Company has a good defense against the certification of the lawsuit as a class action. Accordingly, no provision has been included in the Company financial statements in respect of this claim.

8.
In August 2003, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv-Jaffa by one of the Company’s subscribers in connection with the Company method of rounding the rates of calls, the Company method of linking rates of calls to the consumer price index and that a certain rate that was approved by the Ministry of Communications in 1996 was illegally approved. If the lawsuit is certified as a class action, the amount claimed is NIS 150 million (as at the filing date thereof). Following the amendment to the Consumer Protection Law in December 2005, the plaintiff filed an amended statement of its claim in March 2006. No hearing has as yet to be held on the merits of the motion, and based on advice of counsel, management believes that the Company has a good defense against the certification of the lawsuit as a class action. Accordingly, no provision has been included in the Company financial statements in respect of this claim.

9.
In January 2004, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv-Jaffa by one of its subscribers, with respect to the rates of calls made from the cellular voice mail using the “Boomering” service through use of one of the marketing programs the Company offered to its subscribers. If the claim is recognized as a class action, the amount claimed is NIS 10 million (as at the filing date thereof). In the opinion of management, based on advice of counsel, the Company has good defense arguments against the certification of the claim as a class action. Accordingly, no provision has been included in the Company financial statements in respect of this claim.

10.
In March 2005, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv-Jaffa by one of its subscribers in respect of damages in the amount of NIS 10 million (as at the filing date thereof), alleging that the Company’s marketing campaigns are misleading. In the opinion of management, based on advice of counsel, at this stage, prior to commencement of the hearing on the substance of the request, the Company has a good defense argument against the certification of the lawsuit as a class action. Accordingly, no provision has been included in the Company financial statements in respect of this claim.

11.
In April 2005, a lawsuit was filed against the Company in the District Court of Tel-Aviv-Jaffa by one of the Company's former dealers and importers for the amount of NIS 28 million (reduced for court fee purposes from approximately NIS 38 million), alleging that the Company breached an agreement between the parties. Based on advice of counsel, management believes that the Company has a good defense against the certification of the lawsuit as class action. Accordingly, no provision has been made in the Company financial statements in respect of this claim.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 17 - Commitments and Contingent Liabilities (cont’d)

A.	Contingent liabilities (cont’d)

12.
In October 2005, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv-Jaffa by one of its subscribers in respect of damages in the amount of NIS 10 million (as at the filing date thereof), alleging the Company has mislead in regard to refunds, with respect to the use of air-time in various marketing plans. After a preliminary factual examination, based on advice of counsel, management is of the opinion, that the Company has a good defense against the certification of the claim as a class action. Therefore, no provision has been included in the Company financial statements in respect of this claim.

13.
The Company has undertaken to indemnify the Company’s directors and officers, as well as certain other employees for certain events listed in the indemnifications letters given to them.  The aggregate amount payable to all directors and officers and other employees who may have been or will be given identical indemnification letters is limited to the amounts the Company receives from the Company’s insurance policy plus 30% of the Company’s shareholders’ equity as of December 31, 2001 or NIS 486 million, and to be adjusted by the Israeli CPI.

14.
In August 2006, a purported class action lawsuit was filed against the Company and two other cellular operators in the District Court of Tel-Aviv-Jaffa by one of the Company’s subscribers in connection with sums allegedly unlawfully charged for a segment of a call that was not actually carried out. If the lawsuit is certified as a class action, the total amount claimed is estimated by the plaintiffs as exceeding NIS 100 million, without specifying the amount claimed from the Company specifically. Based on advice of counsel, management is of the opinion, that the Company has a good defense against the certification of the claim as a class action. Accordingly, no provision has been included in the Company’s financial statements in respect of this claim.

15.
Various local-planning and building authorities have contested the legality of the construction and operation of a number of the Company’s cell sites for lack of building permits. The Company is in the process of obtaining building permits for some of them or of modifying them to satisfy applicable exemptions. Other cell sites operate in reliance on an exemption from the requirements to obtain a building permit. Local planning and building authorities have unsuccessfully challenged the Company's reliance thereon and otherwise claimed that these cell sites do not meet other legal requirements. In cases where building permits will not be received or exemptions are not to be relied upon, the Company may be forced to relocate, reduce coverage capacity or dismantle these cell sites. In those circumstances the Company’s results of operations may be adversely affected.

16.
In November 2006, a purported class action lawsuit was filed against the Company, a third party that had provided services to customers of the Company (“the Supplier”) and other parties allegedly related to the supplier, in the District Court of Tel-Aviv-Jaffa by a subscriber of the Company. The lawsuit is in connection with sums allegedly charged by the Company in respect of content services of the Supplier without the subscriber’s consent. If the lawsuit is certified as a class action, the total amount claimed from the Company, the Supplier and other parties is estimated by the plaintiffs as approximately NIS 18 million, in addition to another NIS 10 million for mental anguish. Based on advice of counsel, management is of the opinion, that the Company has a good defense against the certification of the claim as a class action. Accordingly, no provision has been included in the Company’s financial statements in respect of this claim.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 17 - Commitments and Contingent Liabilities (cont’d)

A.	Contingent liabilities (cont’d)

17.
In November 2006, a purported class action lawsuit was filed against the Company, two other cellular operators and two landline operators in the District Court of Tel-Aviv-Jaffa by four plaintiffs claiming to be subscribers of the three cellular operators, in connection with sums allegedly unlawfully charged for a segment of a call that was not actually carried out. If the lawsuit is certified as a class action, the total amount claimed from the Company, as well as from the each of the other cellular operators is estimated by the plaintiffs as approximately NIS 53 million each (the amount claimed from all five operators is estimated by the plaintiffs as approximately NIS 159 million). In November 2006, the Company has filed a motion to transfer this lawsuit to that judge handling the lawsuit filed in August 2006 and mentioned above and for further instructions by such court, of the way the two purported class actions should be heard, on the basis of the similarity of the two lawsuits. Based on advice of counsel, management is of the opinion, that the Company has a good defense against the certification of the claim as a class action. Accordingly, no provision has been included in the Company’s financial statements in respect of this claim.

18.
In January 2007, subsequent to the balance sheet date, a lawsuit was filed against the Company in an arbitration proceeding for the amount of approximately NIS 35 million by a company (the “Plaintiff”) that purchased cellular services from the Company in order to sell the services to its customers, alleging, among other things, that the Company has breached agreements between the parties and making claims concerning the Company's conduct. The Company rejects all claims made by the Plaintiff against the Company. Based on advice of counsel, management is of the opinion, that the Company has a good defense against the claim. Accordingly, no provision has been made in the financial statements in respect of this claim.

19.
In January 2007, subsequent to the balance sheet date, a purported class action lawsuit was filed against the Company, two other cellular operators and two landline operators in the District Court of Jerusalem by three plaintiffs, claiming to be subscribers of some of the defendants, in connection with an alleged violation of the defendants' statutory duty to allow their subscribers to transfer with their number to another operator, thus, allegedly causing monetary damage to the subscribers. If the lawsuit is certified as a class action, the total amount claimed is estimated by the plaintiffs to be at least NIS 10.6 billion, without specifying the amount claimed from the Company and subject to increase in as much as the alleged violation is prolonged. The amount of damages alleged by the plaintiffs is at least NIS 1,000 per subscriber (the plaintiffs are alleging that the damage for business customers is at least double the amount and are maintaining the right to increase the claim accordingly), and the Company has been attributed 2.82 million subscribers in the claim. At this preliminary stage, management is unable to assess the lawsuit's chances of success. Accordingly, no provision has been made in the Company's financial statements in respect of this claim. However, management believes that the claim does not provide a relevant basis for the amount of monetary damages requested.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 17 - Commitments and Contingent Liabilities (cont’d)

A.	Contingent liabilities (cont’d)

20.
In February 2007, subsequent to the balance sheet date, a lawsuit was filed against the Company in the District Court of Tel-Aviv, together with a request for certification thereof as a class action pursuant to the Class Actions Law, 2006, by a plaintiff who, allegedly, is a customer of the Company. In the statement of claim the plaintiff contends that the Company unlawfully collected VAT amounts from subscribers who are residents of Eilat, and that the Company acted in a misleading manner and did not provide proper disclosure. If the lawsuit is certified as a class action the amount claimed from the Company is estimated by the plaintiff at approximately NIS 33 million, calculated based on damage of NIS 6,600 per subscriber multiplied by the plaintiff’s estimate of the number of subscribers damaged of at least 5,000. The plaintiff reserves the right to revise the amount of the claim after receipt of additional information. At this early stage, the Company is unable to estimate the chances that the claim and the request for certification thereof as a class action will ultimately be approved and, therefore, no provision has been made in the financial statements in respect, thereof.

It is noted that in May 2001, a claim and request for certification thereof as a class action that included a contention with respect to the improper collection of VAT from residents of Eilat and other residents staying in the Eilat area, was rejected by the court.

21.
In March 2007, subsequent to the balance sheet date, a purported class action lawsuit was filed against the Company and two other cellular operators in the District Court of Tel-Aviv by plaintiffs claiming to be subscribers of the three cellular operators, in connection with amounts that were allegedly overcharged not in accordance with the cellular operators’ licenses, based on charge units larger than the charge units the Company was allegedly authorized to charge under the Company's licenses for calls initiated or received by subscribers outside of Israel. If the lawsuit is certified as a class action, the total amount claimed from the cellular operators is estimated by the plaintiffs to be approximately NIS 449 million, of which approximately NIS 193.5 million is attributed to the Company. At this preliminary stage, management is unable to assess the lawsuit’s chances of success. Accordingly, no provision has been made in the financial statements in respect of this claim.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 17 - Commitments and Contingent Liabilities (cont’d)

B.	Effects of new legislation and standards

1.
The National Planning Council, during its deliberations, has considered amending National Zoning Plan 36 which could, if adopted, make the process of obtaining building permits for the construction and operation of cell sites more cumbersome and costly and may delay the deployment of the Company’s network.

In January 2006, the Planning and Building Law was amended by the Non-ionizing Radiation Law, to provide that as a condition for issuing a building permit for a cell site, the local Planning and Building committees must require letters of indemnification from the cellular companies, for possible depreciation claims under Section 197 of the Planning and Building Law, in accordance with the directives of the National Planning Council. National Planning Council guidelines issued in January 2006 have provided for a 100% indemnification undertaking by the cellular companies to the Planning and Building committees, in the form published by the council and allowing the indemnifying party to control the defense of the claim. These guidelines shall remain in effect until they are replaced with an amendment to the National Zoning Plan (NZP) 36. Some local planning and building committees have sought to join cellular operators, including us, as defendants in depreciation claims made against them even though indemnification letters were not provided. We were joined as defendants in a small number of cases. It is possible that the joining of cellular operators to similar claims will continue despite the absence of an indemnification letter. This practice increases the risk that we may be exposed to material liability as a result of depreciation claims. In February 2007, the Israeli Minister of Interior Affairs decided to extend the period of limitation for depreciation claims under Section 197 of the Planning and Building Law (set in that law for three years from approval of the building plan), in regards with National Zoning Plan 36, to the later of : (a) one year from receiving a building permit for a cell site: (b) six months from the construction of a cell site; without derogating from the Minister’s general authority to extend such period further. The aforesaid decision (which has not yet been challenged), increases our potential exposure to depreciation claims.

In addition, should the Planning and Building law be construed or amended to allow a longer period of limitation for depreciation claims than the current period of three years from approval of the building plan, our potential exposure to depreciation claims would increase.

Most of the provisions of the Non-ionizing Radiation Law will enter into effect at the beginning of 2007. The draft Non-Ionizing Radiation Regulations published by the Ministry of Environment in November 2006 proposes additional restrictions in relation to the operation of cell sites and other facilities. If these restrictions are adopted, they will, among other things, limit our ability to construct new sites and renew operating permits for a number of our existing sites, specifically in residential areas.

To date, the Company has given over forty-five open indemnification letters in order to receive building permits and three undertakings to provide indemnification letters. In some of these instances, the Company has not yet constructed the cell sites. The Company expects that it will be required to continue to provide indemnification letters as the process of deploying the Company cell sites progresses.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 17 - Commitments and Contingent Liabilities (cont’d)

B.	Effects of new legislation and standards (cont'd)

1.	(cont'd)

The Company estimates that the changes referred to above may have the following impacts:

(a)
The Company estimates, based on the opinion of the Company legal advisors, that there are currently no legal grounds for approval of any indemnification with respect to sites established based on a permit issued under the NZP, prior to the entry of the aforementioned amendment. Presently, attempts, which have yet to be filed or decided, are being made to assert such grounds for legal claims.

(b)
As part of the Company considerations for establishment of new cell sites, the Company will also examine the potential for a claim under Section 197. To the best of management’s knowledge, at this point no court decision has been made indicating a decline in the value of property due to the construction of a cell site.

(c)	The need to dismantle and remove existing sites, and the difficulties in establishing alternative sites, could have an adverse effect on the Company’s results of operations.

(d)
The Company is unable to estimate the future impact of the indemnification requirement, as detailed in sections a and b. Despite this, if the Company shall be required to make substantial payments under the indemnity letters, it may have an adverse effect on the Company’s financial results and trigger a default under the credit facility agreement (see Note 13C above).

2.	On December 5, 2004, certain changes to the Communications Regulations (Telecommunications and Broadcasting) (Payments for Interconnecting), 2000, provided for the following:

a.
A gradual decline in the rate of interconnection tariffs received from other cellular networks or from landline network operators, as follows: as of March 1, 2005, the rate of NIS 0.45 per minute will decrease to a maximum rate of NIS 0.32 per minute; as of March 1, 2006, to a maximum rate of NIS 0.29 per minute; as of March 1, 2007, to a maximum rate of NIS 0.26 per minute, and as of March 1, 2008, to a maximum rate of NIS 0.22 per minute.

b.
A decrease in the rate of interconnection tariffs received from international network operators, from the current rate of NIS 0.25 per minute, to a maximum rate of NIS 0.22 per minute, as of March 1, 2008.

c.
A decrease, as of March 1, 2005, in the rate of SMS interconnection tariffs received from other cellular operators from the rate of NIS 0.285 per message, to a maximum rate of NIS 0.05 per message, and an additional decrease to a maximum rate of NIS 0.025 per message as of March 1, 2006.

d.
The aforementioned tariffs in items a through c do not include Value Added Tax and linkage to the CPI, and they will be annually updated, based on the annual change in the CPI, as of March 1, 2005, in accordance with the provisions of the aforementioned regulations.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 17 - Commitments and Contingent Liabilities (cont’d)

B.	Effects of new legislation and standards (cont'd)

2.	(cont'd)

In addition, on December 16, 2004, the Company’s license was amended and therefore, commencing January 1, 2009, the basic airtime charging unit, including for interconnect purposes, will decrease from the current intervals of 12-second units to intervals of 1-second units. Under the Company’s license, the Company is also permitted to offer the subscriber calling plans using alternative airtime charging units. This change in the calculation method of call units may result in a decrease in the Company’s future revenues and therefore the Company is taking various measures in order to reduce the impact of the decisions of the Ministry of Communications.

In November 2006, the Company’s license and licenses of other cellular operators were amended in respect to the pricing method of calls that ultimately end in voice mail of cellular subscribers. The amendment came into effect in January 2007.

The Ministry of Communications is also examining the possibility of limiting the Company’s ability to offer subscribers calling plans linking airtime rebates with the purchase of handsets. If such restrictions are imposed, this may impair the Company’s ability to offer advanced handsets that include value-added features and services to the Company’s subscribers at subsidized prices or in conjunction with attractive calling plans, which may result in lower revenues from value-added services and selling handsets.

3.
In March 2005, an amendment to the Communications Law was approved requiring the Minister of Communications to publish a number portability plan for landline and cellular telephone operators. Number portability would permit subscribers to change operators without having to change their telephone numbers. The Minister was required to provide instructions for license holders for the implementation and operation of the plan by September 1, 2006. For special reasons, the implementation and operation of the plan may be postponed for a period not to exceed three months.

In August 2005, the Ministry of Communications published guidelines for number portability. Since May 2005, the telecommunications license holders have repeatedly informed the Ministry of Communications, through a joint forum for number portability that they were not prepared to implement the guidelines on schedule. The Ministry of Communications has refused to change the date for implementation of the guidelines.

In August 2006, the Company, together with two other cellular operators, filed a petition with the Supreme Court, sitting as the High Court of Justice, for the provision of an order against the Government of Israel and the Minister of Communications to show cause for their failure to immediately act in order to initiate an amendment to the Communications Law postponing the deadline for the implementation of number portability, since the deadline is set forth in the Communications Law. Bezeq filed a similar petition on the same date. The reason for the petition include the Company’s inability to comply with the guidelines under the current time schedule since the number portability time schedule was based on number portability plans implemented abroad and failed to take into consideration the unique technological environment of the Israeli cellular market, the more complex requirements set by the Israeli regulator and the absence of a detailed plan, as was originally contemplated by the law. As a result, all relevant telecommunications license holders, including the Company, may face claims of violation of the Communications Law and of their general license as of September 1, 2006, without the ability to comply with the law and may incur penalties.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 17 - Commitments and Contingent Liabilities (cont’d)

B.	Effects of new legislation and standards (cont'd)

3.	(cont'd)

At this stage, the Company cannot assess the effects of the aforesaid on its business, financial condition and results of operations.

In January 2007, the Company notified the Ministry of Communications that it concluded the internal developments required for the implementation of number portability. The Company believes that the number portability plan will be implemented during the second half of 2007, subject to the readiness of the other communications operators.

Individual subscribers have sought to intervene in the petition and filed a purported class action against the Company and other cellular and landline operators based on the alleged failure to comply with these requirements. For details see Note 17A.19.

4.	On August 31, 2006, the Royalties Regulations were amended, see C(1)(b) below.

C.	Commitments

1.	The Company has commitments regarding the license it was granted in 1994:

a.	Not to pledge any of the assets used to execute the license without the advance consent of the Ministry of Communications.

b.
To pay the State of Israel royalties equal to 3% of the Company’s revenues generated from telecommunications services, less payments transferred to other license holders for interconnect fees or roaming services, sale of handsets and losses from bad debt. The rate of these royalties has decreased in recent years, from 4.5% in 2002, to 4% in 2003, and to 3.5% in 2004 and 2005. In August 2006, the royalty rate was reduced to 3%, retroactively from January 1, 2006 and it will continue to be reduced by 0.5% per year, until reaching a rate of 1%.

c.
The Company’s shareholders’ joint equity, combined with the Company’s equity, shall not amount to less than $ 200 million. Regarding this stipulation, a shareholder holding less than 10% of the rights to the Company’s equity is not taken into account.

The Company is in compliance with the above conditions.

2.
The Company entered into an agreement with Nokia Israel Communications Ltd., or Nokia Israel, in July 2001 for the purchase of the Company’s GSM/GPRS system. The Company was also granted an option to purchase GSM 800, EDGE, UMTS and ancillary systems. In 2002, the Company exercised its option to purchase an EDGE system, and in 2005, the Company purchased a UMTS core system, under similar terms. The Company is obligated to purchase maintenance services from Nokia Israel for five years from the final acceptance of the GPRS system (until 2007). Thereafter, Nokia Israel is obligated to offer the Company maintenance services for 15 years from final acceptance (until 2017). Under the agreement, the parties generally have limited liability for direct damages of up to 10% of the value of the agreement.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 17 - Commitments and Contingent Liabilities (cont’d)

C.	Commitments (cont’d)

3.
In September 2005, the Company signed an agreement with Ericsson Israel Ltd. according to which the Company will acquire a UMTS radio access network and ancillary products and services. The Company is obligated to purchase maintenance services for 5 years from the launch of the system (until 2011) and the Company has an option to purchase additional maintenance services for 20 years from the launch of the Systems (until 2026), including all the required services for establishment and maintenance of the system (including receipt of updates and upgrades for the system). The Company agreed to purchase 60% of cell sites the Company purchases by September 2010 from Ericsson. The aggregate scope of the agreement is $27.5 million payable over the upcoming five years out of which, the Company is obligated to purchase for a total sum of $ 10 million during 2007. Under the agreement the parties generally have limited liability for direct damages of up to 40% of the value of the agreement.

4.
Be’eri Printers provides the Company’s printing supplies and invoices as well as the distribution, packaging and delivery of invoices and other mail to the postal service distribution centers. The Company entered into an agreement with Be’eri Printers - Limited Partnership and with Be’eri Technologies (1977) Ltd., or together Be’eri, for printing services in August 2003. Under the terms of the agreement, the Company committed to purchase from Be’eri a minimum monthly quantity of production and distribution services which may be reduced if the Company modifies its printed invoice delivery policy. The agreement is valid until 2008.

5.	As at December 31, 2006, the Company has commitments to purchase equipment for the communications’ network and cellular telephone equipment, at an amount estimated at NIS 116 million.

6.	Major operating lease and service agreements:

a.	Office buildings and warehouses - there are lease agreements for periods of up to 22 years and ten months.

b.	Switching stations - there are lease agreements for switching station locations for periods of up to 10 years.

c.	Cell sites - there are lease agreements for cell sites for periods of up to 28 years and one month.

d.	Service centers, retail stores and stands - there are lease agreements for service and installation centers and stands for periods of up to 15 years and three months.

e.	Transmission services for cell sites and switches.

f.	Motor vehicles lease for a period of 3 years.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 17 - Commitments and Contingent Liabilities (cont’d)

C.	Commitments (cont’d)

The anticipated annual lease payments under non-cancelable operating leases are as follows:

December 31 2006
NIS millions

2007	212
2008	166
2009	140
2010	127
2011	108
2012 and thereafter	658

1,411

D.	Liens and guarantees

As part of issuance of the debentures (see Note 14), the Company committed not to create liens on its assets so long as the debentures have not been fully repaid, except for a fixed lien on assets for purposes of securing credit that will permit acquisition of those assets. The credit facility agreement (see Note 13.C.) includes, as well, some limitations on the Company with regard to creating liens on its assets.

The Company has given bank guarantees as follows:

a.	To the Government of Israel (to guarantee performance of the License) - U.S. $10 million.
b.	To the Government of Israel (to guarantee performance of the License for Cellcom Fixed Line Communication L. P.) - NIS 10 million.
c.	To suppliers and government institutions - NIS 10.8 million.

Note 18 - Shareholders' Equity

	December 31, 2006
		Issued and
	Authorized	Paid-up
	NIS	NIS

Ordinary shares of NIS 0.01 par value each	3,000,000	975,000

	December 31, 2005
		Issued and
	Authorized	Paid-up
	NIS	NIS

Ordinary shares of NIS 0.1 par value each	1,000,000	11,400

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 18 - Shareholders' Equity (cont’d)

A.
On January 5, 2006, March 13, 2006, May 30, 2006 and September 28, 2006, the Company distributed to its shareholders a cash dividend in the amount of NIS 1.7 billion, NIS 1.7 billion, NIS 330 million and NIS 100 million, respectively.

B.
The earnings per share and the number of shares used in the calculation of earnings per share have been retroactively adjusted to reflect the increase in the authorized share capital, stock split and allotments of bonus shares discussed below in accordance with Israeli Standard No. 22.

On October 12, 2006, the shareholders’ meeting of the Company resolved the following decisions regarding capital transactions:

1)	To reorganize the share capital so that each ordinary share of NIS 0.1 par value would be split into 10 ordinary shares of NIS 0.01 par value.
2)	To increase the authorized share capital from 100,000,000 ordinary shares of NIS 0.01 par value to 300,000,000 ordinary shares of NIS 0.01 par value.
3)	To allot 96,360,000 fully paid share dividend of NIS 0.01 par value to all shareholders, pro rata.

Following consummation of the above transactions, the Company has 97,500,000 issued and fully paid ordinary shares issued and outstanding.

C.	Share Based Incentive Plan

All per share data and ordinary share data below have been retroactively adjusted to reflect the increase in the authorized share capital, stock split and allotment of bonus shares, effected by the Company, on October 12, 2006.

In September 2006, the Company's Board of Directors approved a share based incentive plan for employees, directors, consultants and sub-contractors and to those of the Company’s affiliates and the shareholders’ affiliates. The plan has an initial pool of 2,500,000 shares over which options and restricted stock units may be granted.

In October and November 2006, the Company granted options to purchase an aggregate of 2,414,143 ordinary shares at an exercise price of $12.60 per share. Among those grants were options to purchase up to 450,000 ordinary shares granted to the Chairman of the Company’s Board of Directors and an additional 450,000 options to the Company’s Chief Executive Officer. The remainder of the option grants was made to other Company employees. Options not exercised within 6 years of the grant date, will expire.

In March 2007, subsequent to balance sheet date, the Company granted options to purchase an aggregate of 30,786 ordinary shares at an exercise price of $12.60 per share to certain of the Company's senior employees, under the terms of the plan.

In general, the options will vest in four equal installments on each of the first, second, third and fourth anniversary of the date of grant. As a result, the total value of the options granted in October and November 2006 will be expensed over the vesting period commencing on the date of completion of a public offering of the Company's ordinary shares. However, the vesting of options and restricted stock units will be accelerated upon the occurrence of certain events, including a merger, a consolidation, a sale of all or substantially all of the Company's consolidated assets, or a sale of the Company's ordinary shares held by DIC and its affiliates to a third party resulting in IDB holding less than 50.01% of the Company's then outstanding share capital.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 18 - Shareholders' Equity (cont’d)

C.	Share Based Incentive Plan (cont’d)

The total compensation expense related to the options granted during October-November 2006 is approximately NIS 53 million, which will be recognized over the vesting period commencing on the date of completion of a public offering of the Company's ordinary shares (February 9, 2007).

The fair value of each option granted was estimated on the date of the grant using the Black & Scholes model, assuming a dividend yield of zero percent, due to a dividend adjustment mechanism, and using the following assumptions:

•	weighted average expected life of the options of 4.25 years;
•	risk−free, annual interest rate of 5.01%, which represents the risk− free interest rate of zero-coupon U.S. Government Bonds; and
•	expected average volatility of 26.69%, which represents a weighted average standard deviation rate for the stock prices of similar publicly traded companies.

D.	Dividend policy

The Company’s board of directors adopted a dividend policy to distribute each year at least 75% of its annual net income determined under Israeli GAAP, subject to applicable law, the Company’s license and the Company’s contractual obligations and provided that such distribution would not be detrimental to the Company’s cash needs or to any plans approved by the Company’s Board of Directors. The Company’s Board will consider, among other factors, the Company’s expected results of operations, including changes in pricing and competition, planned capital expenditure for technological upgrades and changes in debt service needs including due to changes in interest rates or currency exchange rates in order to conclude reasonably that a distribution of dividends will not prevent the Company from satisfying the Company’s existing and foreseeable obligations as they become due. In addition, there is an agreement among the controlling shareholders of IDB, the Company’s ultimate parent company, to target a dividend distribution of at least 50% of its distributable gains each year. Dividend payments are not guaranteed and the Company’s Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends.

As to limitations regarding the Company’s ability to pay dividends, imposed by its credit facility, see Note 13C. In addition, Israeli law provides that dividends may only be paid out of cumulative retained earnings or out of retained earnings over the prior two years, provided that there is no reasonable concern that the payment of the dividend will prevent the Company from satisfying its existing and foreseeable obligations as they become due, and the Company’s license requires that the Company and its 10% or more shareholders maintain at least $ 200 million of combined shareholders’ equity. DIC’s shareholders’ equity was NIS 4.859 billion ($ 1.13 billion) at September 30, 2006 (unaudited).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 19 - Revenues

Composition

	Year ended December 31
	2004	2005	2006
	NIS millions	NIS millions	NIS millions

Revenues from handsets, net	646	565	636
Revenues from services	4,954	4,549	4,986

	5,600	5,114	5,622
Additional information
Revenues from handsets on an installments basis	539	527	569

Note 20 - Cost of Revenues

Composition

	Year ended December 31
	2004	2005	2006
	NIS millions	NIS millions	NIS millions

According to source of income:
Cost of revenues from handsets	813	683	780
Cost of revenues from services	2,489	2,450	2,546

	3,302	3,133	3,326

According to its components:
Purchase of handsets	798	649	782
Changes in inventory	1	(18)	(13)
Write-down of inventory	14	52	11
	813	683	780

Rent and related expenses	268	286	305
Salaries and related expenses	164	142	156
Fees to other operators and others	928	825	918
Cost of value added services	116	160	211
Depreciation and amortization	688	681	635
Royalties and fees (see Note 17C1)	121	112	179
Other	204	244	142

	2,489	2,450	2,546

	3,302	3,133	3,326

Note 21 - Selling and Marketing Expenses

Composition

	Year ended December 31
	2004	2005	2006
	NIS millions	NIS millions	NIS millions

Salaries and related expenses	232	236	258
Commissions	140	122	151
Advertising and public relations	138	118	96
Depreciation	12	9	6
Other	139	138	145

	661	623	656

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 22 - General and Administrative Expenses

Composition

	Year ended December 31
	2004	2005	2006
	NIS millions	NIS millions	NIS millions

Salaries and related expenses	160	148	145
Depreciation and amortization	262	251	242
Rent and maintenance	79	75	74
Professional services	77	81	70
Allowance for doubtful accounts	37	19	45
Other	69	82	83
	684	656	659

Changes in the allowance for doubtful accounts (including non-current portion):

	Year ended December 31
	2004	2005	2006
	NIS millions	NIS millions	NIS millions

Balance at beginning of the period	151	173	158
Write-offs	(15)	(34)	(20)
Additional allowance	37	19	45
Balance at end of the period	173	158	183

Note 23 - Financial Income (Expenses), net

Composition

	Year ended December 31
	2004	2005	2006
	NIS millions	NIS millions	NIS millions

Expenses for long-term liabilities:

Debentures	-	(2)	(94)
Long-term loans	(94)	(43)	(77)
Total expenses for long-term liabilities	(94)	(45)	(171)
Short-term loans	(5)	(2)	(22)
Transactions in derivative financial instruments	(28)	11	(32)
Transactions involving installment sales imputed
interest on market installment sales	70	62	48
Other items	12	(2)	22
	(45)	24	(155)
Additional information:
Includes expenses for foreign exchange differences	(2)	(3)	(4)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 24 - Other Income (Expenses), net

Composition

	Year ended December 31
	2004	2005	2006
	NIS millions	NIS millions	NIS millions

Capital gain (loss) from sale of property,
plant and equipment	1	(2)	(5)
Other income (expenses), net*	-	(9)	-
	1	(11)	(5)
* Includes provision for decline in value of land -held for sale	-	(4)	-

Note 25 - Income Tax

A.	The Company is assessed for tax purposes on the basis of unconsolidated tax returns. The tax is computed on the basis of the Company’s results in Israeli currency as determined for statutory purposes.

B.
The Company is assessed for tax purposes according to the Income Tax Law (Adjustments for Inflation), 1985 (hereinafter "the Law"), the purpose of which is to measure the results for tax purposes on a real basis and to prevent taxation of inflationary profits. The adjustment of nominal profit for tax purposes is not necessarily the same as the adjustment according to opinions of the Israeli Accounting Standards Board and, as a result, differences occur between the income reported in the financial statements and the adjusted income for tax purposes.

C.
On June 29, 2004, the Knesset passed the Law for the Amendment of the Income Tax Ordinance (Amendment No. 140 and Temporary Order), 2004 (“Amendment 140”). The Amendment provides for a gradual reduction in the Corporate tax rate from 36% to 30% in the following manner: in 2004 the tax rate will be 35%, in 2005 the tax rate will be 34%, in 2006 the tax rate will be 32% and from 2007 onward the tax rate will be 30%. The current taxes and the deferred taxes balances as at June 30, 2004 were calculated in accordance with the new tax rates specified in Amendment 140, as stated. The impact of the change on the financial statements as at the beginning of 2004 is a decrease in the income tax expense in the amount of NIS 22.3 million.

On July 25, 2005, the Knesset passed the Law for Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) (“Amendment 147”), which provides for an additional gradual reduction of the Corporate tax rates in the following manner: in 2006 the tax rate will be 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27% and from 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. In addition, commencing from 2010, upon reduction of the Companies Tax rate to 25%, every real capital gain will be subject to tax at the rate of 25%. The current taxes and the deferred taxes balances as at December 31, 2005 were calculated in accordance with the new tax rates specified in Amendment 147, as stated. The impact of the change on the financial statements as at the beginning of 2005 is a decrease in the income tax expense in the amount of NIS 15.7 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 25 - Income Tax (cont’d)

D.	Reconciliation of income tax expense:

A reconciliation of the theoretical tax expense computed on earnings before taxes at the statutory tax rate and the actual income tax provision is presented as follows:

	Year ended December 31
	2004	2005	2006
	NIS millions	NIS millions	NIS millions

Income before income taxes as per the
income statement	909	715	821

Tax rate	35%	34%	31%

Tax calculated according to the main tax rate	318	243	255

Increase (decrease) in tax resulting from:
Non-deductible interest expenses (see Note 25F)	-	-	56
Other non-deductible expenses and non taxable
income, net	4	4	4
Taxes in respect of prior years	2	-	3
Change in deferred tax balances due to
reduction in tax rate	(22)	(16)	-
Other, net	(10)	1	(14)
	292	232	304

E.	Deferred taxes

	December 31
	2005	2006
	NIS millions	NIS millions

Provisions for employee benefits, net	1	-
Allowance for doubtful debts	49	53
Hedging transactions	(2)	10
Property, plant and equipment and other assets	(135)	(108)

	(87)	(45)

The deferred taxes are included in the balance sheet as follows:

	December 31
	2005	2006
	NIS millions	NIS millions

Other receivables (short-term)	53	60
Deferred taxes (long-term)	(140)	(105)

	(87)	(45)

The deferred taxes are calculated based on the tax rates expected to apply on the reversal date as indicated above.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 25 - Income Tax (cont’d)

F.	Income tax in the income statement

	Year ended December 31
	2004	2005	2006
	NIS millions	NIS millions	NIS millions

Current taxes	299	238	331
Prior year taxes	2	-	3
Deferred taxes	(9)	(6)	(30)

	292	232	304

All income before taxes and income tax expenses for all of the reporting periods are local in Israel.

During the year ended December 31, 2006, the Company recorded a provision for taxes in the amount of NIS 55.5 million, following a ruling made by the Supreme Court in Israel, on November 20, 2006, which overturned the previous ruling made by the District Court regarding the recognition of financing expenses. The tax provision is an estimate of the additional tax expense relating to the possibility that the financing expenses accrued in the year ended December 31, 2006 in respect of financial debt, which might be attributed by the Israeli tax authorities to the financing of a dividend that was distributed in this period, will not be recognized as a deductible expense for tax purposes. Management believes it has reasons justifying the recognition of these expenses for tax purposes, or part of them, however since as of the date of the financial statements the level of certainty required in order to recognize these expenses does not exist, the aforementioned provision was recorded. The Company is evaluating the possible effects of the ruling, if any, on its future results.

G.	Taxes recorded to shareholders’ equity

	Year ended December 31
	2004	2005	2006
	NIS millions	NIS millions	NIS millions

Deferred taxes in respect of
hedging transactions	-	2	(12)

H.	Losses for tax purposes

A subsidiary has a tax loss carry forward in the amount of NIS 11 million. The balances of the losses carried forward to the succeeding year are linked to the CPI. No deferred tax asset has been recorded in respect of these losses and deductions since utilization thereof is not anticipated.

The Company has final tax assessments up to and including the 2005 tax year. The subsidiaries have not been assessed for tax purposes since their incorporation.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 26 - Financial Instruments and Risk Management

A.	Linkage terms of financial instrument

	December 31, 2005			December 31, 2006
	In or linked to foreign currencies (mainly dollars)	Linked to the Israeli CPI	Unlinked	In or linked to foreign currencies (mainly dollars)	Linked to the Israeli CPI	Unlinked
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Assets	5	15	3,577	11	18	1,849

Liabilities	317	1,752	1,158	839	2,071	1,626

B.	Derivative Financial Instruments

As part of its current activities, the Company is exposed to a variety of market risks, the main risks being exposure to changes in the exchange rate of the NIS to the dollar, changes in interest rates and inflationary risks. These risks and exposures are managed by the Company on a current basis with the aim of minimizing the impact of the fluctuations of the market factors on the results of its operations.

The Company executes transactions in derivative financial instruments for purposes of hedging its business results and cash flows. The Company enters into hedging transactions with banking institutions, including forward transactions and options in order to reduce the exposure stemming from supplier balances, long-term loans and commitments to purchase inventory and equipment.

The Company does not hold derivative financial instruments for trading or speculative purposes. The Company hedges future inventory purchases by specific hedging transactions and, accordingly, it defers the results of these transactions by recording them in a capital reserve that is reversed to the statement of income when the specific hedged inventory is issued to its customers. In the same manner, the Company hedges future property, plant and equipment purchases by specific hedging transactions, and accordingly defers the results of these transactions by recording them in a capital reserve that is reversed to the statement of income in correspondence with the depreciation of the specified property, plant and equipment. In addition, the Company has transactions that do not meet the criteria determined for classification thereof as hedging transactions in accordance with generally accepted accounting principles and, therefore, the results of these transactions are recorded in the “financing” category on the statement of income on a current basis.

Set forth below is the composition of the derivative financial instruments at the following dates:

	December 31, 2005		December 31, 2006
	Par value	Fair value	Par value	Fair value
	NIS millions	NIS millions	NIS millions	NIS millions

Forward contracts on exchange rate (mainly dollar- NIS)	654	1	507	(26)
Forward contracts on Israeli CPI	-	-	500	(15)
Options on the exchange rate (mainly dollar- NIS)	925	4	659	(1)
Compounded foreign currency and interest swap	-	-	718	(70)

	1,579	5	2,384	(112)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 26 - Financial Instruments and Risk Management (cont'd)

B.	Derivative Financial Instruments (cont’d)

Cash flow hedging instrument activity recorded within the shareholders’ equity in the capital reserve, net of tax, was as follows:

	December 31
	2005	2006
	NIS millions	NIS millions

Beginning accumulated derivative in capital reserve	-	5
Net (gain) loss reclassified to earnings	(3)	(1)
Net change in the revaluation of hedging transactions	8	(28)

Ending accumulated derivative in capital reserve	5	(24)

The total unrealized fair value gain (loss) on cash flow hedges recorded within the shareholders’ equity in the capital reserve and totaling NIS 22 million, net of tax as at NIS 15 million, is expected to be reclassified to earnings during the next 12 months (until December 31, 2007) due to settlement of the related contracts.

C.	Fair value of financial instruments

The estimated fair values of financial instruments with a carrying value materially different from their fair value, based on quoted market prices or rates for the same or similar instruments, and the related carrying amounts are as follows:

	December 31, 2005		December 31, 2006
	Book value	Fair value	Book value	Fair value
	NIS millions	NIS millions	NIS millions	NIS millions

Debentures (1)	1,752	1,752	1,989	2,056

Long-term loans	351	353	1,208	1,208

(1)	The fair value of the debentures is based upon their quoted market price as of the date of the balance sheet.

Note 27 - Related and Interested Parties

A.	Balance sheet

	December 31
	2005	2006
	NIS millions	NIS millions

Current assets*	1	47
Current liabilities	-	1
Long-term liability - debentures	136	60

* The highest balance during the year ended December 31, 2006 - NIS 82 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 27 - Related and Interested Parties (cont'd)

B.	Transactions with related and interested parties are executed in the ordinary course of business at regular commercial terms:

	Year ended December 31
	2004	2005	2006
	NIS millions	NIS millions	NIS millions

Expenses:
Salaries and related expenses to related parties
(two salaried employees in 2005 and 2006)	4	17	3
Professional services and other	5	2	2

For the year ended December 31, 2005, includes benefits and grants in respect of retirement in the total amount of NIS 11 million and a signing bonus in the total amount of NIS 3 million.

In connection with the registration of the Company's shares on the NYSE on February 9, 2007, selling shareholders have committed to reimburse the Company for all expenses incurred in connection with the said registration.

In the ordinary course of business, from time to time, the Company purchases, leases, sells and cooperates in the sale of goods and services or otherwise engages in transactions with entities that are members of the IDB group or other interested or related parties.

The Company has examined said transactions and believes them to be on commercial terms comparable to those that the Company could obtain from unaffiliated parties.

C.	An agreement with DIC

In October 2006, the Company entered into an agreement with DIC pursuant to which DIC provides the Company with advisory services in the areas of management, finance, business and accountancy in consideration of NIS 2 million per year. This agreement is for a term of one year and is automatically renewed for one-year terms unless either party provides 60 days' prior notice to the contrary.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 28 - Material Differences between Israeli and US GAAP and their Effect on the Financial Statements

A.	The effect of the differences between Israeli and US GAAP on the financial statements

As discussed in Note 2, the accompanying consolidated financial statements were prepared in accordance with Israeli generally accepted accounting principles ("Israeli GAAP"), which differ in certain significant respects from those generally accepted in the United States of America ("US GAAP"). Information related to the nature and effect of such differences is presented below.

1.	Reconciliation of:

a.	Israeli GAAP net income to net income according to US GAAP

	Year ended December 31
	2004	2005	2006
	NIS millions	NIS millions	NIS millions

Net income as reported, according
to Israeli GAAP	617	483	517

Temporary differences resulting from recognition
of revenue arising from application of
EITF 00-21 - Note 28C(5)	(37)	14	5
Depreciation of property, plant and equipment -
Note 28C(3)	46	50	50
Embedded Derivatives - Note 28C(4)	(13)	9	(17)
AROs - Note 28C(6)	(3)	(2)	2
Push down accounting adjustments - Note 28C(2):
Elimination of deferred revenue	-	(10)	-
Depreciation expenses of property, plant
and equipment	-	25	103
Amortization expenses of intangible assets	-	(50)	(167)
Interest expenses on push down debt	-	(43)	(17)
Income tax effect of US GAAP adjustments	10	15	18
Net income according to US GAAP	620	491	494

b.	Israeli GAAP shareholders' equity to shareholders' equity according to US GAAP:

	December 31 2005	December 31 2006
	NIS millions	NIS millions

Shareholders' equity as reported, according to Israeli GAAP	3,649	307

Temporary differences resulting from recognition of revenue arising from
application of EITF 00-21 - Note 28C(5)	(6)	(1)
Depreciation of property, plant and equipment - Note 28C(3)	346	396
Embedded Derivatives - Note 28C(4)	(21)	(38)
AROs - Note 28C(6)	(10)	(8)
Push down accounting adjustments - Note 28C(2):
Push down of the acquisition	3,652	3,652
Push down of DIC’s debt	(2,970)	-
Elimination of deferred revenue	(22)	(22)
Cumulative depreciation of property, plant and equipment	25	131
Cumulative amortization expenses of intangible assets	(50)	(217)
Accrued interest expenses, net of deemed dividend in respect of DIC’s push down
debt	(43)	-
Income tax effect of US GAAP adjustments	(60)	(66)
Shareholders’ equity according to US GAAP	4,490	4,134

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 28 - Material Differences between Israeli and US GAAP and their Effect on the Financial Statements

B.	Condensed financial statements according to US GAAP

1.	Condensed consolidated balance sheets:

All amounts are in NIS millions

	December 31 2005	December 31 2006

Current assets
Cash and cash equivalents	1,772	56
Trade receivables, net	1,237	1,242
Other receivables	225	123
Inventory	118	131
	3,352	1,552
Long-term receivables	456	548

Property, plant and equipment, net	2,384	2,192

Other assets, net	1,625	1,423
Goodwill	3,283	3,283

Total assets	11,100	8,998

Current liabilities
Short-term bank credit (see Note 28C(2))	3,333	-
Trade payables	944	819
Other current liabilities	205	534

	4,482	1,353

Long-term liabilities
Long-term loans from banks	31	1,208
Debentures	1,752	1,989
Deferred taxes	333	300
Other long-term liabilities	12	14

	2,128	3,511

Shareholders’ equity	4,490	4,134

Total liabilities and shareholders’ equity	11,100	8,998

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 28 - Material Differences between Israeli and US GAAP and their Effect on the Financial Statements (cont’d)

B.	Condensed financial statements according to US GAAP (cont’d)

2.	Condensed consolidated income statements:

All amounts are in NIS millions except for share and per share data

	Year ended December 31 2004	January 1 through September 21 2005	September 22 through December 31 2005	Year ended December 31 2006

Revenues	5,563	3,713	1,405	5,627
Cost of revenues	3,263	2,141	972	3,341

Gross profit	2,300	1,572	433	2,286
Selling and marketing expenses	661	434	189	656
General and administrative expenses	683	502	167	666

Operating income	956	636	77	964
Financial income (expenses), net	(55)	21	(27)	(184)

Income before income tax	901	657	50	780
Income tax	281	205	11	286
Net income	620	452	39	494
Earnings per share
Basic and diluted earnings per share in NIS	6.36	4.64	0.40	5.07
Weighted-average number of shares used in
calculation of basic and
diluted earnings per share (in thousands)	97,500	97,500	97,500	97,500

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 28 - Material Differences between Israeli and US GAAP and their Effect on the  Financial Statements (cont’d)

B.	Condensed financial statements according to US GAAP (cont’d)

3.	Changes in shareholders’ equity

All amounts are in NIS millions except for share and per share data

All ordinary share and per share data have been retroactively adjusted to reflect the increase in the authorized share capital, stock split and allotments of bonus shares effected by the Company, on October 12, 2006 (see Note 18B).

	Share capital
	Number of shares	Amount	Additional
	NIS 0.01 par value		paid-in capital	Retained earnings	Total

Balance as of January 1, 2004	97,500,000	-	-	2,692	2,692

Changes in the year ended December 31, 2004
Net income	-	-	-	620	620

Balance as of December 31, 2004	97,500,000	-	-	3,312	3,312

Changes in the year ended December 31, 2005
Movement in capital reserve in respect of hedging
transactions, net, for the period from January 1,
2005 through September 21, 2005	-	-	5	-	5
Net income for the period from January 1, 2005
through September 21, 2005		-	-	452	452
Elimination of historical equity on acquisition at
September 21, 2005		-	3,764	(3,764)	-
Push-down of the acquisition - Note 28C(2b5)		-	3,652	-	3,652
Push-down of DIC’s debt - Note 28C(2b6)		-	(2,970)	-	(2,970)
Net income for the period from September 22,
2005 through December 31, 2005		-	-	39	39

Balance as of December 31, 2005	97,500,000	-	4,451	39	4,490

Changes in the year ended December 31, 2006
Movement in capital reserve in respect of hedging
transactions, net	-	-	(29)	-	(29)
Dividend paid	-	-	(3,570)	(260)	(3,830)
Allotment to dividend share	-	1	-	(1)	-
Repayment of DIC’s push-down debt and interest,
net of deemed dividend	-	-	3,009	-	3,009
Net income	-	-	-	494	494

Balance as of December 31, 2006	97,500,000	1	3,861	272	4,134

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 28 - Material Differences between Israeli and US GAAP and their Effect on the Financial Statements (cont’d)

B.	Condensed financial statements according to US GAAP (cont’d)

4.	Comprehensive income (loss)

Comprehensive income (loss) consists of the change, during the current period, in the Company’s shareholders’ equity that does not derive from shareholders’ investments or from the distribution of earnings to shareholders.

Comprehensive income (loss) includes two components - net income and other comprehensive income. Net income is the income stated in the income statement while other comprehensive income includes the amounts that are recorded directly in shareholders’ equity and that are not derived from transactions with shareholders recorded directly in shareholders’ equity.

	Year ended December 31 2004	January 1 through September 21 2005	September 22 through December 31 2005	Year ended December 31 2006
	NIS millions	NIS millions	NIS millions	NIS millions

Net income according to US GAAP	620	452	39	494

Net gain (loss) reclassified to earnings	-	(1)	(2)	(1)
Adjustments in respect of derivatives, net	-	6	2	(28)

Total comprehensive income	620	457	39	465

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 28 - Material Differences between Israeli and US GAAP and their Effect on the Financial Statements (cont’d)

B.	Condensed financial statements according to US GAAP (cont’d)

5.	Condensed Consolidated Statement of Cash Flows:

All amounts are in NIS millions

Cash flows from operating activities:

	Year ended December 31 2004	January 1 through September 21 2005	September 22 through December 31 2005	Year ended December 31 2006
	NIS millions	NIS millions	NIS millions	NIS millions

Net income	620	452	39	494

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	920	645	269	892
Deferred income taxes	(20)	(3)	(17)	(48)
Exchange and linkage differences (erosion of)
long-term liabilities	6	-	2	(107)
Interest on push-down debt (see Note 28C(2c3))	-	-	43	17
Capital losses (gains)	(2)	3	(1)	6
Change in liability for employee severance pay	(7)	-	-	-
Provision for decline in value of land - held for sale	-	4	-	-
	897	649	296	760
Changes in operating assets and liabilities, net
of effects of acquisitions:
Decrease (increase) in trade receivables
(including long-term amounts)	(234)	65	(102)	(75)
Decrease (increase) in other receivables
(including long-term amounts)	134	(41)	(19)	24
Decrease (increase) in inventories	15	(43)	24	(13)
Increase (decrease) in trade payables
(including long-term amounts)	74	(69)	54	4
Increase (decrease) in other payables and
credits (including long-term amounts)	(34)	6	(39)	283
	(45)	(82)	(82)	223
Net cash provided by operating activities	1,472	1,019	253	1,477

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 28 - Material Differences between Israeli and US GAAP and their Effect on the  Financial Statements (cont’d)

B.	Condensed financial statements according to US GAAP (cont’d)

5.	Condensed Consolidated Statement of Cash Flows: (cont’d)

All amounts are in NIS millions

	Year ended December 31 2004	January 1 through September 21 2005	September 22 through December 31 2005	Year ended December 31 2006

Net cash used in investing activities	(852)	(444)	(175)	(633)

Net cash provided by (used in) financing activities	(1,068)	(536)	1,650	(2,560)

Increase (decrease) in cash and cash equivalents	(448)	39	1,728	(1,716)

Balance of cash and cash equivalents at beginning
of the period	453	5	44	1,772

Balance of cash and cash equivalents at end
of the period	5	44	1,772	56

There is no difference between Israeli and US GAAP non cash investing and financing activities other than the effect of push-down accounting.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 28 - Material Differences between Israeli and US GAAP and their Effect on the  Financial Statements (cont’d)

C.	Differences between Israeli GAAP and US GAAP

1.	Effect of inflation

In accordance with Israeli GAAP:
The Company, in accordance with Israeli GAAP, comprehensively included the effect of price level changes in the accompanying financial statements, as described in Note 2B through December 31, 2003. According to such Israeli accounting principles, the Company discontinued the adjustment for such changes as of January 1, 2004. The adjusted amounts included in the financial statements as at December 31, 2003 served as the starting point for the financial reporting at January 1, 2004.

In accordance with US GAAP:
US GAAP does not provide for recognition of the effects of price level changes and accordingly, the effects of such changes are generally excluded from amounts determined in conformity with US GAAP. However, in accordance with the guidance of the US Securities and Exchange Commission for the reporting requirements by foreign issuers, this difference between Israeli GAAP and US GAAP is not included in this reconciliation to US GAAP.

2.	Push-down accounting

In accordance with Israeli GAAP:
Following the September 21, 2005 shareholders' transaction, DIC gained a 94.5% controlling interest in the Company’s ordinary shares, and 100% control of the Company’s voting rights. Under Israeli GAAP, the new basis of accounting in the Company that resulted from DIC’s purchase and controlling interest is not pushed down to the financial statements of the Company.

In accordance with US GAAP:
In accordance with SEC Staff Accounting Bulletin Topic 5J, DIC’s purchase accounting adjustments, determined in accordance with FAS 141, are “pushed-down” to the Company, meaning the US GAAP financial information presented in Note 28 reflects the new basis of accounting for the Company as of September 21, 2005.

In addition, short-term loans incurred by DIC as a result of its acquisition of the Company were pushed down to the Company’s financial statements from the date of acquisition. The push-down debt has been classified as short-term on the DIC financial statements, and was repaid in full in January and March 2006 through dividend proceeds received from the Company. Interest expenses, including tax effects, on the push-down debt have been included in the Company’s income statement based on the actual interest incurred by DIC and presented as a non-cash item in the accompanying statements of cash flows and as a capital contribution in the statement of shareholders’ equity.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 28 - Material Differences between Israeli and US GAAP and their Effect on the Financial Statements (cont’d)

C.	Differences between Israeli GAAP and US GAAP (cont'd)

2.	Push-down accounting (cont’d)

a.	New basis of accounting:

The purchase price paid as a result of the transaction described above has been allocated to a proportionate amount of the Company’s underlying assets and liabilities based upon DIC’s acquired interests (69.5%) in the respective fair market values of assets and liabilities at the date of the transaction. The following summarizes the fair values attributable to the assets acquired and liabilities assumed as a result of DIC’s acquisition of the Company. These values exclude the proportionate share of the historical cost basis attributable to the minority interest holders representing 5.5% of the Company and to the 25% that DIC acquired for no consideration as a founding shareholder, upon the Company formation in 1994.

Allocation of 69.5% proportionate share acquired to major components of assets and liabilities acquired (NIS amounts in millions):

September 21 2005

NIS millions

Current assets	1,051
Property, plant and equipment	1,338
Other assets	301
Liabilities	(1,098)
Definite life intangible assets acquired licenses	346
Definite life intangible assets acquired customer base	714
Indefinite life brand name	468
Goodwill	3,283
Deferred taxes	(134)

Total cash consideration paid for equity interests, including direct
acquisition cost.	6,269

b.	Primary changes to the balance sheet

The primary changes to the balance sheet as of the date of acquisition reflect the following push-down adjustments:

(1)	The reduction of the carrying value of property, plant and equipment, which have been recorded using the estimated replacement cost fair market value;
(2)	The recording of a value for brand name;
(3)	The recording of a value for customer base;
(4)	Adjustment to deferred tax assets resulting from the above changes;
(5)	The recording of a value for goodwill;
(6)	The recording NIS 2,970 millions of push-down debt;
(7)	The elimination of deferred revenue;
(8)	An increase to the shareholders equity in respect of these adjustments.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 28 - Material Differences between Israeli and US GAAP and their Effect on the Financial Statements (cont’d)

C.	Differences between Israeli GAAP and US GAAP (cont'd)

2.	Push-down accounting (cont’d)

c.	Primary changes to the income statement

The primary changes to the income statement as a result of the acquisition include:

(1)	A decrease in costs of revenue due to lower level of depreciation from the reduced depreciable base of property, plant and equipment;
(2)	An increase in costs of revenue due to amortization of the acquired customer base;
(3)	An increase in interest expenses resulting from the push-down debt;
(4)	A decrease in the deferred tax expenses resulting from the above adjustments.

Due to the impact of the changes resulting from the push-down accounting adjustments described above, the annual income statement and cash flows presentations separate the Company’s results into two periods:  (1) the period ending with the September 21, 2005 consummation of the acquisition transaction and (2) the period beginning after that date utilizing the new basis of accounting. The results are further separated by a heavy black line to indicate the effective date of the new basis of accounting. Similarly, the current and prior period amounts reported on the balance sheet are separated by a heavy black line to indicate the application of a new basis of accounting between the periods presented.

d.	Brand names and goodwill

The new basis of accounting resulted in new recorded values for brand names and for goodwill as of September 21, 2005 to reflect their estimated fair values. Neither of these intangible assets is amortizable and they are therefore subject to annual impairment testing.
Pursuant to SFAS No. 142, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of this Statement. The Company had established September 30 as its annual impairment testing date. An impairment test is also completed if events or changes in circumstances indicate that the assets might be impaired.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 28 - Material Differences between Israeli and US GAAP and their Effect on the Financial Statements (cont’d)

C.	Differences between Israeli GAAP and US GAAP (cont'd)

2.	Push-down accounting (cont’d)

e.	Customer base

Upon adoption of push-down accounting, the new basis of accounting resulted in new recorded values for customer base as of September 21, 2005 to reflect their estimated fair values. The Company amortizes the customer base over 7 years according to the economic benefit expected from those customers each period.

The Company is required to perform impairment tests for long-lived assets in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long- Lived Assets" (“SFAS No. 144”), when the Company determines that indicators of impairment are present. Declines in market value of its business or the value of its customer base that may be incurred prospectively may also require additional impairment charges. No impairment charges were recorded in the periods presented herein.

Amortization expenses relating to customer base for the period from September 22, 2005 through December 31, 2005 and the year ended December 31, 2006 were NIS 50 million and NIS 167 million, respectively, the cumulative amortization expenses of customer base as of December 31, 2006 is NIS 217 million.

3.	Property, plant and equipment

In accordance with Israeli GAAP:
The depreciation is calculated using the straight-line method, on the basis of the estimated useful lives of the dominant assets for each asset group. Upon adoption of the Israeli Accounting Standard No. 27, starting January 1, 2007, the Company will retroactively separate individual components with estimated useful lives that are different from the entire network, mainly transmission equipment such as fiber optic cables and infrastructures (see Note 2U).

In accordance with US GAAP:
The Company depreciates each individual significant component over its individual useful life. In addition, property, plant and equipment are stated at historical cost or at the fair value at September 21, 2005 to reflect the new basis of accounting as a result of the pushdown. Depreciation is recognized using the straight-line method. The impact recognizing depreciation expense under US GAAP based on the estimated lives of individual assets on shareholders’ equity is NIS 346 million and NIS 396 million as of December 31, 2005 and December 31, 2006, respectively.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 28 - Material Differences between Israeli and US GAAP and their Effect on the Financial Statements (cont’d)

C.	Differences between Israeli GAAP and US GAAP (cont'd)

4.	Embedded Derivatives

In accordance with Israeli GAAP:
No separation of embedded derivatives is required under Israeli GAAP.

In accordance with US GAAP:
The Company enters into commercial contracts (mainly for cell site leases) in which a foreign currency derivative instrument is “embedded” within the contract. This embedded derivative is separated from the host contract and carried at fair value when (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument. The embedded foreign currency derivatives are marked to market each reporting period against net income.

5.	Revenue recognition - free air time sold together with a handset

In accordance with Israeli GAAP:
The Company does not separately account for free monthly airtime given in connection with sales of handsets, and recognized the total consideration received in such transactions upon delivery of the handset to the subscriber.

In accordance with US GAAP:
Pursuant to Emerging Issues Task Force (“EITF”) No. 00-21, “Revenue Arrangements with Multiple Deliverables,” the Company determined that the sale of a handset with accompanying services constitutes a revenue arrangement with multiple deliverables. Accordingly, consideration received for handsets, up to their fair value, that is not contingent upon the delivery of additional items (such as the services), is recognized as equipment revenues upon the delivery of the equipment to the subscriber, when all revenue recognition criteria are met. Consideration for services is recognized as services revenues, when earned.

Based on EITF 00-21, the Company separately accounts for free minutes given in connection with the sales of handsets for transactions entered into from January 1, 2004. Consequently, the Company allocates a portion of the revenue generated from the sale of handsets to the free minutes given, based on the relative fair values of the minutes and handsets. The revenues associated with the free minutes are then recognized over the service period.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 28 - Material Differences between Israeli and US GAAP and their Effect on the Financial Statements (cont’d)

C.	Differences between Israeli GAAP and US GAAP (cont'd)

6.	Asset Retirement Obligations

The Company is subject to asset retirement obligations associated with its cell site operating leases. These lease agreements contain clauses requiring the removal of equipment and the restoration of the leased site at the end of the lease term, creating asset retirement obligations.

In accordance with Israeli GAAP:
The Company did not recognize a liability for asset retirement obligations associated with the retirement of tangible long lived assets as it is not required under Israeli GAAP.
Effective January 1, 2007, upon adoption of Standard No. 27, the Company will recognize such liabilities.

In accordance with US GAAP:
The Company applied SFAS 143 “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 requires that an asset retirement obligation (ARO) associated with the retirement of a tangible long lived asset be recognized as a liability in the period in which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO, is depreciated such that the cost of the ARO is recognized over the useful life of the asset.

The ARO is recorded at fair value, and the accretion expense will be recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash out flows discounted at the Company’s credit-adjusted risk-free interest rate.

7.	Deferred issuance expenses in respect of debentures

In accordance with Israeli GAAP:
As from January 1, 2006, the Company has adopted Standard No. 22 which was adopted on a prospective basis. The comparative figures relating to prior periods were not restated. In accordance with the guidelines of Standard No. 22 expenses in respect of financial liabilities are deducted from the financial liabilities and taken into account in the calculation of the effective interest. Until the adoption of Standard No. 22, the Company presented the issuance expenses in respect of the debenture as a deferred asset separate from the liabilities, and amortized it over the life of the associated debentures.

In accordance with US GAAP:
Debenture issuance expenses are presented as a deferred asset and are amortized as interest expense under the effective interest method over the term of the debenture.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 28 - Material Differences between Israeli and US GAAP and their Effect on the Financial Statements (cont’d)

D.	US GAAP (Supplementary Information)

1.	Deferred taxes

	December 31
	2005	2006
	NIS millions	NIS millions

Deferred tax assets:
Provision for employee benefits, net	1	-
Allowance for doubtful debts	49	53
Hedging transactions	(2)	10
Tax losses	3	3
Gross total deferred tax assets	51	66

Valuation allowance - in respect of carryforward tax losses	(3)	(3)
Net deferred tax assets	48	63

Deferred tax liabilities:
Property, plant and equipment and other assets, net	(232)	(215)
Push down adjustments:
Property, plant and equipment and other assets	184	150
Intangible asset	(302)	(250)
Push down interest expense	14	-
Other	8	12
Net deferred tax liabilities	(328)	(303)

Deferred taxes are included in the balance sheet as follows:

Other receivables	53	60
Long-term liabilities	(333)	(300)
	(280)	(240)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 28 - Material Differences between Israeli and US GAAP and their Effect on the Financial Statements (cont’d)

D.	US GAAP (Supplementary Information) (cont'd)

1.	Deferred taxes (cont'd)

Since December 31, 2003, there has been no change to the valuation allowance.

Reconciliation of income tax expense:

A reconciliation of the theoretical tax expense computed on earnings before taxes at the statutory tax rate and the actual income tax provision is presented as follows:

	Year ended December 31
	2004	2005	2006
	NIS millions	NIS millions	NIS millions

Income before income taxes as per the
income statement	901	707	780

Tax rate	35%	34%	31%

Tax calculated according to the main tax rate	315	240	242

Increase (decrease) in tax resulting from:
Non-deductible interest expenses	-	-	56
Other non-deductible expenses and
non taxable income, net	4	4	4
Taxes in respect of prior years	2	-	3
Change in deferred tax balances due to reduction
in tax rate	(32)	(27)	-
Other, net	(8)	(1)	(19)

	281	216	286

2.	Assets retirement obligations:

The changes in the asset retirement obligations are as follows:

	December 31
	2005	2006
	NIS millions	NIS millions

Balance at the beginning of the period	9	10
Liability settled during the period	(2)	(1)
Accretion expenses	1	1
New liability	2	2

Balance at the end of the period	10	12

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 28 - Material Differences between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

D.	US GAAP (Supplementary Information) (cont'd)

3.	Segment information

Under US GAAP, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" sets forth the rules under which publicly traded companies are obliged to disclose financial and descriptive information on their business segments. Management is of the opinion that the Company and its subsidiaries operate in a single business segment as telecommunication services providers operating solely within Israel.

4.	New accounting standards

In December 2004, the FASB issued revised SFAS No. 123(R), "Share-Based Payment", ("SFAS No. 123(R)"). SFAS No. 123(R) sets accounting requirements for "share-based" compensation to employees and requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation. SFAS No. 123(R) is effective in interim or annual periods beginning after June 15, 2005. The adoption of SFAS No. 123(R) did not have an impact on the Company's consolidated results of operations or financial position.

In May 2005, the FASB issued Statement 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3, or ("SFAS No. 154"). SFAS No. 154 changes the accounting for and reporting of a change in an accounting principle. The provisions of SFAS No. 154 require, unless impracticable, retrospective application to prior periods' financial statements of (i) all voluntary changes in accounting principles and (ii) changes required by a new accounting pronouncement, if a specific transition is not provided. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate, which requires prospective application of the new method. SFAS No. 154 is effective for all accounting changes made in fiscal years beginning after December 12, 2005. The Company's adoption of SFAS No. 154 is not expected to have a material effect on the Company's consolidated results of operations or financial position.

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48") "Accounting for Uncertain Tax Positions - An Interpretation of FASB Statement No. 109". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109 "Accounting for Income Taxes". It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the effect that the application of FIN 48 will have on its results of operations and financial condition.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 28 - Material Differences between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

D.	US GAAP (Supplementary Information) (cont'd)

4.	New accounting standards (cont'd)

In March 2006, the FASB issued Statement No. 156 that amends FASB Statements No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. The new Statement should be adopted as of the beginning of the first fiscal year that begins after September 15, 2006. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect on its results of operations, financial position or cash flows.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements", ("SFAS No. 157"). SFAS No. 157 defines fair value (replacing all prior definitions) and creates a framework to measure fair value, but does not create any new fair value measurements. SFAS No. 157 is effective in the first quarter of fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect that the application of SFAS No. 157 will have on its consolidated financial statements.

In its September 2006 meeting, the FASB’s Emerging Issue Task Force reached a consensus on Issue No. 06-1, “Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider”, that if the consideration given by a service provider to a manufacturer or reseller (that is not a customer of the service provider) can be linked contractually to the benefit received by the service provider's customer, a service provider should use the guidance in EITF 01-9 to characterize the consideration. EITF 01-9 presumes that an entity should characterize cash consideration as a reduction of revenue unless an entity meets the requirements of paragraph 9 of EITF 01-9. Under EITF 01-9, other than cash considerations should be characterized as an expense. If the service provider does not control the form of the consideration provided to the service provider’s customer, the consideration should be characterized as other than cash. The consensus is effective for the first annual reporting period beginning after June 15, 2007. Early adoption is permitted for financial statements that have not yet been issued. Entities should recognize the effects of applying the consensus on this Issue as a change in accounting principle through retrospective application to all prior periods under Statement 154. Adoption of this Issue is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments at fair value. The Statement allows entities to achieve an offset accounting effect for certain changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement consistent with the Board’s long-term objectives for financial instruments. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not anticipate that the adoption of this new statement at the required effective dated will have a significant effect in its results of operations, financial position or cash flows.

Exhibit Index

Exhibit Number	Description
1.1	Articles of Association and Memorandum of Association†

2.1	Form of Ordinary Share Certificate†

4.1
Term and Revolving Facilities Agreement dated March 6, 2006 and amendments thereto dated March 30, 2006, April 4, 2006, October 9, 2006 and January 17, 2007 among Cellcom, Citibank, N.A. as lead arranger and agent and the lenders party thereto†

4.2	Series A Indenture dated December 21, 2005 and an addendum dated February 27, 2006 between Cellcom and Aurora Fidelity Trust Ltd.†

4.3	Series B Indenture dated December 21, 2005 and an addendum dated February 27, 2006 between Cellcom and Hermetic Trust (1975) Ltd.†

4.4	2006 Share Incentive Plan†

4.5	Registration Rights Agreement dated March 15, 2006 among Cellcom, Goldman Sachs International, DIC, DIC Communication and Technology Ltd. and PEC Israel Economic Corporation†

4.6	Non-Exclusive General License for the Provision of Mobile Radio Telephone Services in the Cellular Method dated June 27, 1994†

8.1	Subsidiaries of the Registrant†

12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act*

12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act*

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act*

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act*

* Filed herewith.
† Incorporated by reference to our registration statement on Form F-1 (registration no. 333-140030) filed with the SEC on January 17, 2007.