Form 20-F
period 2007-12-31
Cellcom Israel Ltd.
filed 2008-03-18
CIK 1385145

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report …………………………….

For the transition period from ___________________ to ___________________

Commission file number 001-33271

CELLCOM ISRAEL LTD.

(Exact name of Registrant as specified in its charter
and translation of Registrant’s name into English)

ISRAEL

(Jurisdiction of incorporation or organization)

10 Hagavish Street, Netanya 42140, Israel

(Address of principal executive offices)

Liat Menahemi Stadler, 972-52-9989595 (phone), 972-98607986 (fax), LIATME@cellcom.co.il, 10 Hagavish Street, Netanya 42140, Israel.
_______________________________________________________________________________________
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value NIS 0.01 per share	New York Stock Exchange (“NYSE”)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2007, the Registrant had outstanding 97,504,721 Ordinary Shares, par value NIS 0.01 per share.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  [X]  Yes    [  ]  No

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   [  ]  Yes    [X]  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  [X]  Yes    [  ]  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  [ X ]                   Accelerated filer  [  ]                   Non-accelerated filer  [  ]

Indicate by check mark which financial statement item the Registrant has elected to follow.

                                                                                                             Item 17 [X]    Item 18 [  ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  [  ]  Yes    [X]  No

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [  ]

International Financial Reporting Standards as issued by the International Accounting Standards Board  [  ]

Other [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant elected to follow.

Item 17 [X]

Item 18 [  ]

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

Unless we indicate otherwise, U.S. dollar translations of the NIS amounts presented in this annual report are translated using the rate of NIS 3.846 to $1.00, the representative rate of exchange as of December 31, 2007 as published by the Bank of Israel.

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

Special Note Regarding Forward-Looking Statements

We have made statements under the captions “Item 3.D - Risk Factors,” “Item 4 – Information on the Company,” “Item 5 - Operating and Financial Review and Prospects,” and in other sections of this annual report that are forward-looking statements.  In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology.  These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business.  These statements are only predictions based on our current expectations and projections about future events.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Item 3.D - Risk Factors.”  You should specifically consider the numerous risks outlined under “Item 3.D - Risk Factors.”

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

The selected data presented below under the captions “Income Statement Data,” and “Balance Sheet Data” for, and as of the end of, each of the years in the five-year period ended December 31, 2007, are derived from the consolidated financial statements of Cellcom Israel Ltd. and subsidiaries, which financial statements have been audited by Somekh Chaikin, an independent registered public accounting firm and a member firm of KPMG International. The consolidated financial statements as of  December 31, 2007, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2007, and the report thereon, are included elsewhere in this annual report. The selected data should be read in conjunction with the consolidated financial statements, the related notes, and the independent registered public accounting firm’s report which contains emphasis paragraphs regarding the convenience translation of the consolidated financial statements as of and for the year ended December 31, 2007 into US dollars solely for the convenience of the reader and, as explained below, reporting periods prior to January 1, 2004 have been adjusted for the changes in the general purchasing power of the Israeli currency.

The figures for the years 2003 to 2006 have been restated to give retroactive effect to the initial implementation of the new Israeli Accounting Standard No. 27, “Property, plant and equipment”, which came into effect on January 1, 2007. See note 2.U.2. to our consolidated financial statements included elsewhere in this Annual Report.

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

For your convenience, the following tables also contain U.S. dollar translations of the NIS amounts presented at December 31, 2007, translated using the rate of NIS 3.846  to $1.00, the representative rate of exchange on December 31, 2007 as published by the Bank of Israel.

	Year Ended December 31,
	2003	2004	2005	2006	2007	2007 (In $)
	(In NIS millions, except per share data)
Income Statement Data:
Revenues	5,261	5,600	5,114	5,622	6,050	1,573
Cost of revenues	* 3,029	* 3,256	* 3,081	* 3,273	3,372	877
Selling and marketing expenses	613	661	623	656	685	178
General and administrative expenses	682	684	656	659	652	169
Operating income	937	999	754	1,034	1,341	349
Financial income (expense), net	(216)	(45)	24	(155)	(156)	(41)
Other income (expenses), net	1	1	*(13)	*(6)	(3)	(1)
Income tax	* 262	* 296	* 234	* 314	309	80
Net income	460	659	531	559	873	227
Basic earnings per share	* 4.72	* 6.76	* 5.44	* 5.73	8.95	2.33
Diluted earnings per share	* 4.72	* 6.76	* 5.44	* 5.73	8.87	2.31
Weighted average ordinary shares used in calculation of basic earnings per share	97,500,000	97,500,000	97,500,000	97,500,000	97,500,482	97,500,482
Weighted average ordinary shares used in calculation of diluted earnings per share	97,500,000	97,500,000	97,500,000	97,500,000	98,441,260	98,441,260

* Restated due to initial implementation of a new Israeli Accounting Standard No. 27 (see note 2.U.2 to our consolidated financial statements included elsewhere in this annual report).

U.S. GAAP Data(1):
Net income	441	620	491	494	869	226
Basic earnings per share	4.52	6.36	5.04	5.07	8.91	2.32
Diluted earnings per share	4.52	6.36	5.04	5.07	8.83	2.30

	As at December 31,
	2003	2004	2005	2006	2007	2007 (In $)
	(In NIS millions, except per share data)
Other Data:
EBITDA(2)	1,890	1,914	1,643	1,864	2,115	550
Capital expenditures	658	739	747	521	573	149
Dividends declared per share	—	—	34.87	4.41	13.90	3.61
Net cash provided (used) by operating activities	1,393	1,471	1,272	1,477	1,644	427
Net cash provided (used) in investing activities	(508)	(852)	(619)	(633)	(571)	(148)
Net cash provided (used) by financing activities	(603)	(1,068)	1,114	(2,560)	(218)	(57)
Subscribers(3)	2,300	2,450	2,603	2,884	3,073
Period churn rate(4)	27.3%	19.9%	15.0%	16.8%	16.3%
ARPU (in NIS)(5)	162	174	151	149	149	39

	As at December 31,
	2003	2004	2005	2006	2007
	(In NIS millions)
Balance Sheet Data:
Cash	454	5	1,772	56	911
Working capital	(361)	(138)	1,909	237	771
Total assets	* 6,158	* 5,607	* 7,361	* 5,323	6,272
Shareholders’ equity	* 2,702	* 3,361	* 3,897	* 597	830

U.S. GAAP Data(2):
Total assets	—	5,610	11,100	8,998	9,902
Shareholders’ equity	—	3,312	4,490	4,134	4,368

* Restated due to initial implementation of a new Israeli Accounting Standard No. 27 (see note 2.U.2 to our consolidated financial statements included elsewhere in this annual report).
___________
(1)
Under U.S. GAAP, DIC’s acquisition of our shares in 2005 is treated as a purchase that requires a revaluation of our assets and liabilities, leading to increased amortization expense of intangible assets, offset by decreased depreciation expense of tangible assets under U.S. GAAP.  In addition, we were required to push down certain DIC debt and the interest expense relating to such debt incurred to finance the acquisition until it was repaid in early 2006, leading to increased financial expense under U.S. GAAP.  See note 28 to our consolidated financial statements.  As a result of this accounting treatment, U.S. GAAP data presented for the year ended and as at December 31, 2005, for the year ended and as at December 31, 2006 and for the year ended and as at December 31, 2007 are not comparable with the data presented for the previous periods.

(2)
EBITDA is a non-GAAP measure and is defined as income before financial income (expenses), net; other income (expenses), net; income tax; depreciation and amortization.  We present EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our  significant debt), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) the age of, and depreciation expenses associated with fixed assets.  EBITDA should not be considered in isolation or as a substitute for operating income or other statement of operations or cash flow data prepared in accordance with GAAP as a measure of our profitability or liquidity.  EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses.  In addition, EBITDA, as presented in this annual report, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

The following is a reconciliation of net income to EBITDA:

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(In NIS millions)
Net income	460	659	531	559	873
Financial expense (income), net	216	45	(24)	155	156
Other expenses (income)	(1)	(1)	13	6	3
Income taxes	262	296	234	314	309
Depreciation and amortization	953	915	889	830	774
EBITDA	1,890	1,914	1,643	1,864	2,115

(3)
Subscriber data refer to active subscribers.  Until June 30, 2006, we had a three-month method of calculating our subscriber base, which means that we deducted subscribers from our subscriber base after three months of no revenue generation or activity on our network by or in relation to both our post-paid and pre-paid subscribers. Commencing July 1, 2006, we adopted a six-month method of calculating our subscriber base, since many subscribers that were inactive for three months become active again before the end of six months.  We have not restated our prior subscriber data presented in this table to reflect this change. The six-month method is, to the best of our knowledge, consistent with the methodology used by other cellular providers in Israel.  This change in methodology resulted in an increase of our number of reported subscribers by approximately 80,000 compared to the prior methodology and affected our other key performance indicators accordingly.

We also revised our subscriber calculation methodology in 2005 but we have not restated prior subscriber data to conform to the new presentation.  We estimate that the change in methodology in 2005 led to an increase in our reported subscriber numbers of approximately 84,000.

(4)
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

(5)
Average monthly revenue per subscriber (ARPU) is calculated by dividing revenues from cellular services for the period by the average number of subscribers during the period and by dividing the result by the number of months in the period.  Revenues from inbound roaming services are included even though the number of subscribers in the equation does not include the users of those roaming services.  Inbound roaming services are included because ARPU is meant to capture all service revenues generated by a cellular network, including roaming services.  Revenues from sales of extended warranties are included because they represent recurring revenues generated by cellular subscribers, but revenues from sales of handsets, repair services and transmission and landline services are not.  We and industry analysts, treat ARPU as a key performance indicator of a cellular operator, because it is the closest meaningful measure of the contribution to service revenues made by an average subscriber.

We have set out below the calculation of ARPU for each of the periods presented:

	Year Ended December 31,
	2003	2004	2005	2006	2007	2007 (in$)
	(In NIS millions, except number of subscribers and months)
Revenues	5,261	5,600	5,114	5,622	6,050	1,573
less revenues from equipment sales	498	646	565	636	663	173
less other revenues*	22	21	38	61	93	24
adjustments to the Israeli CPI**	(62)	—	—	—	—	—
Revenues used in ARPU calculation (in NIS millions)	4,803	4,933	4,511	4,925	5,294	1,376
Average number of subscribers	2,477,316	2,368,919	2,489,453	2,757,133	2,955,855	2,955,855
Months during period	12	12	12	12	12	12
ARPU (in NIS, per month)***	162	174	151	149	149	39

*      Other revenues include revenues from repair services, transmission services and landline services.

**
Pursuant to Israeli GAAP, until December 31, 2003, we prepared our financial statements on the basis of historical cost adjusted for the changes in the general purchasing power of Israeli currency, the NIS, based upon changes in the Israeli CPI.  We reverse these adjustments in presenting ARPU.

***
ARPU for 2006 was restated to reflect the full impact of the change in the methodology of calculating our subscriber base implemented in July 2006, to allow comparison with 2007. If the change in methodology of calculating our subscriber base had not changed in July 2006, ARPU for the year ended December 31, 2006 and for the year ended December 31, 2007 would have been NIS 153.

Exchange Rate Information

The following table shows, for each of the months indicated, the high and low exchange rates between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:
Month	High (NIS)	Low (NIS)

September 2007	4.137	4.013
October 2007	4.047	3.966
November 2007	3.969	3.830
December 2007	4.008	3.841
January 2008	3.861	3.625
February 2008	3.655	3.578

On March 17, 2008 the daily representative rate of exchange between the NIS and U.S. dollar as published by the Bank of Israel was NIS 3.426 to $1.00.

The following table shows, for periods indicated, the average exchange rate between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar, calculated based on the average of the representative rate of exchange on the last day of each month during the relevant period as published by the Bank of Israel:
Year	Average (NIS)

2003	4.512
2004	4.483
2005	4.503
2006	4.442
2007	4.085

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

Further, our business and results of operations could be materially and adversely affected by new legislation and decisions by our regulators that:

•	reduce tariffs, including interconnect and roaming tariffs, limit our ability to raise tariffs or otherwise intervene in the pricing policies for our products and services;

•
increase the number of competitors in the cellular market, including by providing MVNO licenses and/or mobile WiMAX licenses; limit our ability to compete, including by limiting our ability to develop our network, by preferring new and/or small competitors in the allocation of new frequencies, including those designated to the 4th generation of cellular services;

•	regulate the termination of predefined term agreements, including requiring us to disconnect subscribers once the initial term expires;

•	impose new safety or health-related requirements;

•	impose additional restrictions and/or requirements on the construction and operation of cell sites;

•	impose restrictions on the provision of content services;

•	limit or otherwise intervene with the services or products that we may sell; or

•	set higher service standards.

See “Item 4. Information on the Company – B – Business Overview - Government Regulations ― Our Principal License”.

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

As a result of an amendment to the Communications Law in March 2005, cellular and landline telephone operators were required to implement number portability by September 1, 2006.  Number portability permits subscribers to change to another network operator without having to change their telephone numbers. Despite efforts to introduce the requisite technology and coordinate the transition to number portability by September 1, 2006, no cellular or landline operator had implemented number portability by that date and a purported class action was filed against us and other cellular and landline operators in that respect. Number portability was implemented on December 2, 2007 and the lawsuit dismissed without prejudice in March 2008, at the plaintiffs’ request. However, we can not guarantee that we will not be exposed to other legal claims, including class actions, regarding this matter.

See “Item 8.  Financial Information - Legal Proceedings—Purported class actions” for additional details on a purported class action filed against us and dismissed, in that respect.

See "Item 4. Information on the Company – B. Business Overview – Government Regulations – Number Portability” for additional details.

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

We depend on our network of cell sites to maintain and enhance network coverage for our subscribers.  In addition, where necessary, we provide certain subscribers with bi-directional amplifiers, also known as “repeaters,” to remedy weak signal reception in indoor locations.  Some of these repeaters are located outdoors on rooftops.  We also deploy and operate microwave sites as part of our transmission network.  The construction and operation of these various facilities are highly regulated and require us to obtain various consents and permits.  See “Item 4.B – Business Overview - Government Regulations—Permits for Cell Site Construction” for additional details.

We have experienced difficulties in obtaining some of these consents and permits, particularly in obtaining building permits for cell sites from local planning and building authorities.  As of December 31, 2007, we operated approximately 5.9% of our cell sites without building permits or applicable exemptions.  Although, in relation to approximately 3.9% of our cell sites we are in the process of seeking to obtain building permits or to modify them to satisfy applicable exemptions, we may not be able to obtain all the necessary permits or make the necessary modifications.  Approximately 28% of our cell sites operate without building permits in reliance on an exemption from the requirement to obtain a building permit, mainly for radio access devices.  Our reliance upon the exemption for radio access devices has been challenged by local planning and building authorities in the courts, mostly unsuccessfully. In July 2007, a Magistrate Court has ruled, contrary to the rulings of other

Magistrate Courts, that with respect to radio access devices, our reliance on that exemption is invalid and that we are required to receive permits for the construction and use of the facility and the accompanying equipment. The issue is awaiting consideration in the court of appeals (the District Court).  Other similar challenges, as well as other claims asserting that those cell sites and other facilities do not meet other legal requirements continue. See “Item 4. Information on the Company – B.  Business Overview - Government Regulations—Permits for Cell Site Construction”. In addition, we operate other cell sites in a manner that is not fully compatible with the building permits issued for these cell sites which may, in some cases, constitute grounds for termination of their lease agreements or claims for breach of such agreements.  Our rooftop microwave sites and repeaters operate in reliance upon an exemption from the requirement to obtain a building permit.  Substantially all of our outdoor microwave sites are rooftops.  It is unclear whether other types of repeaters require a building permit. Our reliance on an exemption from the requirement to obtain building permits for the microwave sites and repeaters has not, to date, been considered by the courts.  Operation of a cell site or other facility without a building permit or not in accordance with the permit or other legal requirements may result in the issuance of a demolition order for the cell site or other facility or the bringing of criminal charges against us and our officers and directors.  Certain of our cell sites have been subject to demolition orders. In addition, criminal charges have been brought against us and our officers and directors in connection with cell sites that were alleged to have been constructed without the required permits.  As of December 31, 2007, 28 criminal and administrative proceedings are outstanding; demolition orders have been granted with respect to four cell sites while the remaining 24 proceedings are pending further litigation. Certain of our directors are also named in one criminal proceeding as defendants.

Pursuant to the Israeli Non-Ionizing Radiation Law, 2006, which is effective, for the most part, as of January 1, 2007, the granting or renewal of an operating permit by the Commissioner of Environmental Radiation at the Ministry of Environmental Protection of Israel for a cell site or other facility is subject to the receipt of a building permit or the facility being exempt from the requirement to obtain a building permit.  Should we fail to obtain building permits for our cell sites or other facilities, including in the event that our reliance upon an exemption from the requirement to obtain building permits for these cell sites and other facilities is found invalid, the Commissioner of Environmental Radiation at the Ministry of Environmental Protection will not grant or renew our operating permits for those cell sites and other facilities. In October 2007, the Commissioner of Environmental Protection took the position that he will not grant and/or renew operating permits to radio access devices, where the local planning and building committee’s engineer objected to our reliance upon the said exemption for radio access devices. For reasons not related to radiation hazards, we have not received environmental permits to approximately 8.7% of our cell sites, primarily due to a labor dispute at the Ministry of Environmental Protection, which began in December 2007 and is continuing to date. However, some permits have not been granted due to building and planning issues, such as objections by local planning and building committee's engineers to our reliance on the exemption from obtaining building permits for radio access devices. We expect the majority of these cell sites to be granted operating permits once the labor dispute is over. Operating a cell site or a facility without an operating permit could subject us and our officers and directors to criminal, administrative and civil liability.

Should any of our officers or directors be found guilty of an offence, although this has not occurred to date, they may face monetary penalties and a term of imprisonment.  Our sites may be the subject of further demolition orders, we may be required to relocate cell sites to less favorable locations or stop operation of cell sites which could negatively affect the extent, quality and capacity of our network coverage and we or our officers and directors may face further criminal charges.

The Israeli National Zoning Plan 36, or the Plan, which regulates cell site construction and operation is in the process of being changed. Current proposed changes impose additional restrictions and/or requirements on the construction and operation of cell sites and could, if adopted, harm our ability to construct new cell sites, make the process of obtaining building permits for the construction and operation of cell sites more cumbersome and costly, may delay the future deployment of our network.

Recently, several local planning and building authorities questioned the ability of Israeli cellular operators to receive building permits, in reliance on the current National Zoning Plan 36, for cell sites operating in frequencies not specifically detailed in the frequencies charts attached to the Plan. In a number of cases, these authorities have refused to provide a building permit for such new cell sites, arguing that the Plan does not apply to such cell sites and that building permits for such cell sites should be sought through other processes (which are longer and cumbersome), such as an application for extraordinary usage or under existing local specific zoning plans. Since June 2002, following the approval of the Plan, building permits for our cell sites (where required) have been issued in reliance on the Plan. The current proposed draft amendment to the Plan covers all new cell sites requiring a building permit, independently of the frequencies in which they operate. Most of our cell sites and many cell sites operated by other operators, operate in frequencies not specifically detailed in the Plan.

If we are unable to obtain or renew building or other consents and permits for our existing sites or other facilities, we will be required to demolish or relocate these cell sites and facilities.  Our inability to relocate cell sites or other facilities in a timely manner and/or construct and operate new cell sites or other facilities – if we are unable to obtain the necessary consents and permits and/or rely on the exemption from the requirement to obtain a building permit, could adversely affect our existing network, resulting in the loss of subscribers, prevent us from meeting the network coverage and quality requirements contained in our license (which may lead to its revocation) and adversely impact our network build-out, all of which may have a material adverse effect on our results of operations and financial condition.

We may be required to indemnify certain local planning and building committees in respect of claims against them.

Under the Israeli Planning and Building Law, 1965, by approving a building plan, local planning and building committees may be held liable to compensate for depreciation of properties included in or neighboring the approved plan.

In January 2006, the law was amended to require an applicant, as a precondition to obtaining a cell site construction permit from a planning and building committee, to provide a letter to the committee indemnifying it for possible depreciation claims.  As of December 31, 2007, we have provided over 150 indemnification letters to local planning and building committees.  Calls upon our indemnification letters may have a material adverse effect on our financial condition and results of operations.    We may also decide to demolish or relocate existing cell sites to less favorable alternatives and to construct new cell sites in alternative, less suitable locations or not at all, due to the obligation to provide indemnification.  As a result, our existing service may be impaired or the expansion of our network coverage could be limited.

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

In February 2007, the Israeli Minister of Interior Affairs extended the limitation period within which depreciation claims may be brought under the Planning and Building Law from three years from approval of the building plan to the later of one year from receiving a building permit for a cell site under National Zoning Plan 36 and six months from the construction of a cell site.  The Minister retains the general authority to extend such period further.  This extension of the limitation period increases our potential exposure to depreciation claims. In addition, should the Planning and Building Law be construed or amended to allow a longer period of limitation for depreciation claims than the current limitation period set in that law, our potential exposure to depreciation claims would increase.

Alleged health risks relating to non-ionizing radiation generated from cell sites and cellular telecommunications devices may harm our prospects.

Handsets, accessories and various types of cell sites are known to be sources of non-ionizing radiation emissions and are the subject of a public debate in Israel.  While, to the best of our knowledge, the handsets that we market comply with the applicable legislation that relate to acceptable “specific absorption rate,” or SAR, levels, we rely on the SAR levels published by the manufacturers of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers’ approvals refer to a prototype handset, we have no information as to the actual level of SAR of the handsets throughout the lifecycle of the handsets, including in the case of handset repair. See also “Item 4. Information on the Company – B. Business Overview - Government Regulations—Handsets”. Concerns regarding cell sites have already caused us difficulties in obtaining or renewing leases for cell sites and even resulted in unlawful sabotage of a small number of cell sites. If health concerns over non-ionizing radiation increase, adverse findings in new studies of non-ionizing radiation are published or if non-ionizing radiation levels are found to be higher than the standards set for handsets and cell sites, consumers may be discouraged from using cellular handsets and regulators may impose additional restrictions on the construction and operation of cell sites or handset usage.  As a result, we may experience increased difficulty in obtaining leases for new cell site locations or renewing leases for existing locations (although so far, in total we have experienced renewal problems with approximately 5% of our cell site leases each year); we may be exposed to property depreciation claims; we may lose revenues due to decreasing usage of our services; we may be subject to increased regulatory costs; and we may be subject to health-related claims for substantial sums.  See “Item 8.  Financial Information - A. Consolidated Statements and Other Financial Information – Legal Proceedings—Purported class actions” for additional details on a purported class action filed against us in that respect. We have not obtained insurance for these potential claims.  An adverse outcome to, or settlement of, any health - related litigation against us or any other provider of cellular services could have a material adverse effect on our results of operations, financial condition or prospects.

We face intense competition in all aspects of our business.

The Israeli cellular telephone market is highly competitive.  We compete for subscribers with three other cellular operators.  While we enjoy the largest market share, estimated to be 34.4% as of December 31, 2007, two of our competitors, Partner and Pelephone, enjoy estimated market shares of 31.9% and 29.3% respectively, with MIRS Motorola Communications Ltd., or MIRS, estimated to have a market share of 4.4%.  The current competitive pressure in the Israeli market results primarily from the highly penetrated state of the market. See also “Item 4. Information on the Company  - B. Business Overview - The Telecommunications Industry in Israel”. This means that market growth is limited and cellular operators compete intensely to retain their own subscribers and attract those of their competitors. In addition, the recent implementation of number portability has eliminated one of the deterrents to switching between cellular operators and churn rates have slightly increased but, to date, have not led to a significant change in the market shares of the cellular operators. In light of other countries' experience of an increased churn following number portability implementation, churn may still increase. Any of the following developments in our market and/or the adoption of the recommendations recently published by a public committee (see Item 4. Information on the Company – B. Business Overview – Competition.”), are expected to increase competition further and may result in an increased churn rate, increased subscriber acquisition and retention costs and ultimately reduced profitability for us:

•
Pelephone’s offering of certain services jointly with its parent company, Bezeq, the incumbent landline operator; although Bezeq and Pelephone may not offer integrated or combined packages of cellular and landline telephone and other telecommunication services currently, the Ministry of Communications has stated that once Bezeq’s share of the Israeli landline telephone market falls below 85%, it would be permitted to offer certain services jointly with its subsidiaries subject to regulatory limitations; In February 2008 the Ministry of Communications determined (after receiving information from the landline operators) that Bezeq's current market share is 88.2% in the private sector and 92.6% in the business sector.

•
the launch of a UMTS/HSPA network by Pelephone (expected in 2009), as it would strengthen Pelehone’s ability to compete in the provision of inbound and outbound roaming services as well as improve its competitive position in the market.

•
the entry into the Israeli cellular market by mobile virtual network operators, or MVNOs, could increase competition and thus may have material adverse affect on our revenues; See "Item 4. Information on the Company – B. Business Overview – Government Regulations – Mobile Virtual Network Operator"for additional details;

•
a proposed amendment to the Israeli Restrictive Trade Practices Law, 1988 to grant the Commissioner of Restrictive Trade Practices broader authority to take action against oligopolies where there is insufficient competition, including the authority to issue orders to remove or to ease entry or transfer barriers, should the Commissioner conclude that this would increase competition; if the Commissioner were to decide that the Israeli cellular market was oligopolistic and insufficiently competitive, this could lead to measures by the Commissioner which could limit our freedom to manage our business, increase the competitive pressures that we face and adversely affect our results of operations; and

•
the entry into the cellular market of mobile WiMAX technology (by a new entrant or by a cellular operator); The Ministry of Communications held a hearing on WiMAX frequencies allocation in November 2007 and is expected to publish a WiMAX frequencies tender in 2008.

We could be subject to legal claims due to the inability of our information systems to fully support our calling plans.

In order to attract and retain the maximum number of subscribers in our highly competitive market, we design specific calling plans to suit the preferences of various subscriber groups. We require sophisticated information systems to record accurately subscriber usage pursuant to the particular terms of each subscriber’s plan as well as accurate database management and operation of a very large number of calling plans.  From time to time, we have detected some discrepancies between certain calling plans and the information processed by our internal information systems, such as applying an incorrect rebate or applying an incorrect tariff to a service resulting in a higher charge.  We have invested substantial resources to refine and improve our information and control systems and ensure that our new calling plans are appropriately processed by our information systems; we have also taken steps to remedy the identified discrepancies and have established reserves where the discrepancies are quantifiable.  Despite our substantial investments, we may experience discrepancies in the future due to the multiplicity of our plans and the scope of the processing tasks. Further, while we invest substantial efforts in monitoring our employees and third-party distributors and dealers that market our services, it is possible that some of our employees, distributors or dealers may offer terms and make (or fail to make) representations to existing and prospective subscribers that do not fully conform to applicable law, our license or the terms of our calling plans.  As a result of these discrepancies, we may be subject to subscribers’ claims, including class action claims, and substantial sanctions for breach of our license that may materially adversely affect our results of operations.

We are exposed to, and currently are engaged in, a variety of legal proceedings, including class action lawsuits.

We provide services to millions of subscribers on a daily basis.  As a result of the scope and magnitude of our operations we are subject to the risk of a large number of lawsuits, including class action suits by consumers with respect to billing and other practices.  These actions may be costly to defend and could result in significant judgments against us.  The Israeli Class Actions Law, 2006 and the 2005 amendment to the Israeli Consumer Protection Law, 1981 include provisions that expand the causes of action for which a class of litigants may bring suit, including with regard to any damages allegedly incurred prior to the effective date of these laws, reducing the minimal requirements for certification of a class action lawsuit and reducing the qualifications required to be a lead plaintiff in a class action lawsuit.  These laws have increased and may continue to increase the number of requests for certification of class actions against us, our legal exposure and our legal costs in defending against such suits, which as a result may materially and adversely affect our financial results. Currently, we are engaged in a number of purported class action suits as a defendant, some of which are for substantial amounts.  For a summary of certain material legal proceedings against us, see “Item 8 – Financial Information - A. Consolidated Statements and Other Financial Information –Legal Proceedings”.

We are subject to the risk of intellectual property rights claims against us, including in relation to music, music-related and/or other content services we purchase from third party content providers. These claims may require us to initiate or defend protracted and costly litigation, regardless of the merits of these claims.  If any of these claims succeed, we may be forced to pay damages or may be required to obtain licenses for the infringing product or service.  If we cannot obtain all necessary licenses on commercially reasonable terms, we may be forced to stop using or selling the products and services, which could adversely affect our ability to provide certain services and products.

We may be subject to increased regulation in respect of handset sales.

The Ministry of Communications is considering adopting changes to the licenses of the cellular operators that would prohibit cellular operators from creating any linkage between handset purchase and airtime credit granted to the purchasing subscriber. This prohibition is included in the recommendations of a public committee appointed by the Ministry of Communications, published in March 2008.  If such proposed changes are adopted, this would impair our ability to offer our subscribers handsets with airtime rebates.  This may lead to difficulties in selling advanced handsets that have the potential to generate high content-related revenues, which in turn may reduce our potential revenues or require higher subscriber acquisition costs and adversely affect our results of operations.

We rely on interconnecting telecommunications providers and could be adversely affected if these providers fail to provide these services without disruption and on a consistent basis.

Our ability to provide commercially viable cellular telephone services depends upon our ability to interconnect with the telecommunications networks of landline, cellular telephone and international operators in Israel in order to complete calls between our subscribers and parties on a landline or other cellular telephone network, as well as third parties abroad.  All landline, cellular telephone and international operators in Israel are required to provide interconnection to, and not to discriminate against, any other licensed telecommunications operator in Israel.  We have no control over the quality and timing of the investment and maintenance activities that are necessary for these entities to provide us with interconnection to their respective telecommunications networks.  The failure of these or other telecommunications providers to provide reliable interconnections to us on a consistent basis could have an adverse effect on our business, financial condition or results of operations. Such adverse effect may intensify following the implementation of number portability since our ability to implement number portability, provide our services and our basic ability to port numbers between operators are dependant on the manner of number portability implementation by interconnecting local operators.

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

To ensure that an unauthorized acquisition of our shares would not jeopardize our license, our articles of association provide that any shares acquired without approval required under our license, will not be entitled to voting rights.

If our service is to be determined by the Israeli Government to be an “essential service”, the Prime Minister and the Ministry of Communications could impose additional limitations including a heightened requirement of Israeli ownership of our ordinary shares.

Although our articles of association contain certain provisions that are aimed at reducing the risk that holdings or transfers of our ordinary shares will contravene our license, we cannot entirely control these and other matters required by our license, the violation of which could be a basis for suspending or revoking our license.  See also “Item 4. Information on the Company – B. Business Overview – Government Regulations ― Our Principal License”.

We may be adversely affected by the significant technological and other changes in the cellular communications industry.

The cellular market is known for rapid and significant technological changes.  Our current technologies, including our 3.5G technologies, may be overtaken rapidly, requiring us to invest in alternative technologies to remain competitive.  Further, technologies such as satellite-based personal communications services, wireless broadband access services such as WiMAX, Wi-Fi and other technologies that have the capacity to handle cellular calls may enter our market and compete with traditional cellular providers, thus further intensifying the competition we face and requiring us to reduce prices, thus adversely affecting our results of operations. The Ministry of Communications is expected to publish a WiMAX frequencies tender in 2008.

If we cannot obtain or maintain favorable roaming arrangements our services may be less attractive or less profitable.

We rely on agreements to provide roaming capability to our subscribers in many areas outside Israel.  As of December 31, 2007, we had roaming arrangements with 499 cellular providers in 171 countries around the world.  However, we cannot control the quality of the service that they provide and it may be inferior to the quality of service that we provide.  Equally, our subscribers may not be able to use some of the advanced features that they enjoy when making calls on our network.  Some of our competitors may be able to obtain lower roaming rates than we do because they may have larger call volumes or because of their affiliations with other international cellular operators.  If our competitors’ providers can deliver a higher quality or a more cost effective roaming service, then subscribers may migrate to those competitors and our results of operation could be adversely affected.  Further, we may not be able to compel providers to participate in our technology migration and enhancement strategies.  As a result, our ability to implement technological innovations could be adversely affected if these overseas providers are unable or unwilling to cooperate with the further development of our network or if they cease to provide services comparable to those we offer on our network.

Following European regulation of roaming tariffs, which reduced tariffs for calls made by members of the European Union among themselves, several European Union member operators have raised roaming tariffs for calls to and from non-European Union member operators, resulting in higher roaming tariffs for our subscribers. In addition, a recommendation published in March 2008 by a public committee appointed by the Ministry of Communications recommends that the government will negotiate a reduction of inbound and outbound roaming tariffs with the EU and/or members of the EU or countries frequently visited by Israelis. If roaming tariffs are reduced as a result of the proposed negotiation or otherwise and/or if additional European Union member operators raise their tariffs and/or if we are not able to raise our tariffs or otherwise compensate for the higher roaming expenses this could adversely affect our profitability and results of operations.

Our substantial debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability.

As of December 31, 2007, our total indebtedness was approximately NIS 3,679  million ($957 million) and has reached approximately NIS 3,558  million, following the completion of a private placement of debentures in February 2008 and voluntary prepayment in full of our credit facility in March 2008. The indentures governing our debentures currently permit us to incur additional indebtedness.  Our substantial debt could adversely affect our financial condition by, among other things:

•	increasing our vulnerability to adverse economic, industry or business conditions, including increases in the Israeli Consumer Prices Index, or CPI;

•	limiting our flexibility in planning for, or reacting to, changes in our industry and the economy in general;

•	requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, thus reducing the funds available for operations and future business development; and

•	limiting our ability to obtain additional financing to operate, develop and expand our business.

Our business results may be affected by currency fluctuations, by our currency hedging positions and by changes in the Israeli Consumer Price Index.

A substantial amount of our cash payments are incurred in, or linked to, non-NIS currencies, mainly US Dollars.  In particular, in 2005, 2006 and 2007, payments in U.S. dollars or linked to the U.S. dollar represented approximately 19%, 25% and 34%, respectively, of total cash outflow. These payments included capital expenditures, some cell site rental fees, payments to equipment suppliers and, in 2006 and in 2007, payments of principal and interest on our credit facility (voluntarily prepaid in full in March 2008). As almost all of our cash receipts are in NIS, any devaluation of the NIS against those non-NIS currencies in which we make payments, particularly the U.S. dollar, will increase the NIS cost of our non-NIS denominated or linked expenses and capital expenditures.

We engage in currency hedging transactions to reduce the impact of these currency fluctuations on our cash flows and results of operations.  We recognize freestanding derivative financial instruments as either assets or liabilities in our balance sheet and we measure those instruments at fair value.  However, accounting for changes in the fair value of a derivative instrument, such as a currency hedging instrument, depends on the intended use of the derivative instrument and the resulting designation.  For a foreign exchange derivative instrument designated as a cash flow hedge, the effective portion of the derivative instrument is initially reported as a component of our shareholders’ equity and subsequently recognized in our income statement as the hedged item affects earnings.  For derivative instruments that are not designated as cash flow hedges, changes in fair value are recognized in our income statement without any reference to the change in value of the related budgeted expenditures.  These differences could result in fluctuations in our reported net income on a quarterly basis.

Further, since the principal amount of, and interest that we pay on our debentures, are linked to the Israeli CPI, any increase in the Israeli CPI will increase our financial expenses and could adversely affect our results of operations.

We may not be able to fulfill our dividend policy in the future; implementation of our dividend policy will significantly reduce our future cash reserves.

In February 2006, we adopted a dividend policy targeting a payout ratio of at least 75% of our net income under Israeli GAAP in each calendar year, subject to any applicable law, our license and contractual obligations and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors.  Further, in certain cases, our Board of Directors has declared dividends constituting as much as 95% or more of our net income under Israeli GAAP and may declare dividends in similar rates in the future. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy”. Our license requires that we and our 10% or more shareholders maintain at least $200 million of combined shareholders’ equity.  See “Item 5 - Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt service”. Dividend payments are not guaranteed and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends or to pay dividends at a ratio to net income that is less than that paid in the past.

Further, our dividend policy, to the extent implemented, will significantly reduce our future cash reserves and may adversely affect our ability to fund unexpected capital expenditures as well as our ability to make interest and principal repayments on our debentures.  As a result, we may be required to borrow additional money or raise capital by issuing equity securities, which may not be possible on attractive terms or at all.

If we are unable to fulfill our dividend policy, or pay dividends at levels anticipated by investors in our shares, the market price of our shares may be negatively affected and the value of our investors’ investment may be reduced.

We rely on a limited number of suppliers for key equipment and services.

We depend upon a small number of suppliers to provide us with key equipment and services. For example, Nokia Siemens Israel provides our network system based on GSM/GPRS/EDGE technology, our UMTS/HSPA core system and related products and services and our landline New Generation Network system, or NGN system; LM Ericsson Israel supplies our radio access network and related products and services based on UMTS/HSPA technology; Amdocs Israel provides us with services with respect to the operating of, and the implementation of developments to, our billing system; and Be’eri Printers provides our printing supplies and invoices as well as the distribution, packaging and delivery of invoices and other mail to the postal service distribution centers.  In addition, we lease a portion of our transmission capacity from Bezeq, the incumbent landline operator. Bezeq has experienced labor disputes, including stoppages, during the privatization process and liberalization of the landline market, and additional disruptions, stoppages and slowdowns may be experienced in the future. If these suppliers fail to provide equipment or services to us on the requisite standards of quality and on a timely basis, we may be unable to provide services to our subscribers in an optimal manner until an alternative source can be found and our license may be at risk of revocation for failure to satisfy the required service standards.

We are a member of the IDB group of companies, one of Israel’s largest business groups.  This may limit our ability to expand our business, to acquire other businesses or to borrow money from Israeli banks.

We are an indirect subsidiary of IDB, one of Israel’s largest business groups. Other indirect subsidiaries of IDB also operate in the Israeli communication market providing high speed Internet, international telephone services and wireline and landline communication services. As a result, conflicts of interest may arise between us and other IDB group companies.  Due to the limited size of the Israeli market and due to the high level of regulation of the Israeli market, in particular in the communications market, our being a member of the IDB group of companies may limit our ability to expand our business in the future, to form joint ventures and strategic alliances and conduct other strategic transactions with other participants in the Israeli communications market.

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

As of December 31, 2007, DIC held, directly and indirectly, approximately 56% of our outstanding share capital (reduced to approximately 52.6% as of January 31, 2008).  Pursuant to a shareholders agreement among DIC and certain of our minority shareholders, who in the aggregate own 5.5% of our ordinary shares, DIC has been granted the voting rights in respect of those shares. In addition to DIC’s shareholdings and such additional voting rights, it has the right to appoint the 20% of our directors that we are required by our license and articles of association to have appointed by Israeli citizens and residents among our founding shareholders.  Accordingly, subject to legal limitations, DIC has control over all matters requiring shareholder approval, including the election and removal of our directors and the approval of significant corporate transactions.  This concentration of ownership could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.

Further, as a foreign private issuer, we are exempt from the application of the NYSE rules requiring the majority of the members of our Board of Directors to be independent and requiring our Board of Directors to establish independent nomination and compensation committees.  Accordingly, our minority shareholders and debenture holders are denied the protection intended to be afforded by these corporate governance standards.

Risks Relating to Operating in Israel

We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel.

Our operations, our network and some of our suppliers are located in Israel.  Accordingly, political, economic and military conditions in Israel may directly affect our business.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and could make it more difficult for us to raise capital.  Since September 2000, there has been a high level of violence between Israel and the Palestinians. Hamas, an Islamist movement responsible for many attacks, including missile strikes, against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority in January 2006 and took control of the entire Gaza Strip, by force, in June 2007. These developments have further strained relations between Israel and the Palestinian Authority. Any armed conflicts, terrorist activities or political instability in the region would likely negatively affect business conditions and could harm our results of operations, including following termination of such conflicts due to a decrease in the number of tourists visiting Israel.

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

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions.  For example, a merger may not be completed unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israel Registrar of Companies and at least 30 days from the date that the shareholders of both merging companies approved the merger.  In addition, a majority of each class of securities of the target company is required to approve a merger.  Further, the provisions of our license require the prior approval of the Ministry of Communications for changes of control in our Company.

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

Risks Relating to Our Ordinary Shares

A substantial number of our ordinary shares could be sold into the public market , which could depress our share price.Our largest shareholder, DIC, holds 52.6% of our outstanding ordinary shares, as of February 29, 2008. The market price of our ordinary shares could decline as a result of future sales into the market by DIC or other existing shareholders or the perception that these sales could occur. DIC sold 6,225,000 ordinary shares, or approximately 6.4% of our outstanding shares in a number of transactions outside the United States in September of 2007 and January of 2008. Sales may be made pursuant to a registration statement, filed with the SEC pursuant to the terms of a registration rights agreement or otherwise, or in reliance on an exemption from the registration requirements of the Securities Act, including the exemptions provided by Rule 144 or Regulation S. Any decline in our share price could also make it difficult for us to raise additional capital by selling shares.

In addition, as of February 29, 2008 we have 2,492,045 shares reserved for issuance upon the exercise of options; the options are subject to vesting schedules but vesting will be accelerated upon certain events including any sale by IDB that leads to any reduction in IDB’s ownership below 50.01%. See "Item 6. Directors, Senior Management and Employment – E. Share Ownership – 2006 Share Incentive Plan".

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

Our principal founding shareholders were DIC, a subsidiary of IDB, which prior to September 2005 indirectly held approximately 25% of our share capital, and BellSouth Corporation and the Safra brothers of Brazil, which together indirectly held approximately 69.5% of our share capital and voting rights in respect of an additional 5.5% of our share capital.  IDB acquired the stakes of BellSouth and the Safra brothers in September 2005 and, following the sale of minority stakes to four groups of investors in 2006, the sale of shares as part of our initial public offering in February 2007 and subsequent sales of minority stakes in September 2007 and January 2008, IDB currently indirectly holds approximately 52.6% of our share capital and the voting rights in respect of an additional 5.5% of our share capital.

Following the acquisition by IDB in 2005, IDB put in place a new management team, including Ami Erel, the Chairman of our Board of Directors, who had previously been President and CEO of Bezeq, Amos Shapira, our Chief Executive Officer, who had been CEO of Kimberly-Clark’s Israeli subsidiary and El Al Airlines, Tal Raz, our Chief Financial Officer, one of the founders and formerly a director of Partner, one of our principal competitors and Adi Cohen, our VP Marketing, who had been marketing manager of Shufersal, Israel's largest retail chain, and previously, Partner's marketing manager.  Our management team has successfully implemented a series of initiatives to drive our growth, including the continued enhancement of our distinctive brand, a greater focus on customer service and new sales campaigns. These initiatives resulted in continuous growth in all operational and financial parameters and strengthening our position as the largest cellular operator in Israel.

In February 2007 we listed our shares on the NYSE and in July 2007 we dual listed our shares on the Tel Aviv Stock Exchange, or TASE and began applying the reporting leniencies afforded under the Israeli Securities Law to companies' whose securities are listed both on the NYSE and the TASE.

As of the date of this Annual Report on Form 20-F, there has been no indication of any public takeover offer by any third party, respecting our ordinary shares, or by us, respecting another company’s shares.

Principal Capital Expenditures

Our accrual capital expenditure in  2005, 2006 and 2007 amounted to NIS  NIS 747 million, NIS 521 million and NIS 573 million, respectively.  Accrual capital expenditure is defined as investment in fixed assets and other assets, such as spectrum licenses, during a given period.  For the periods under review, a key focus of our capital investment has been the introduction of our 1800MHz GSM/GPRS/EDGE network and the build out of our UMTS/HSPA network.

B.     BUSINESS OVERVIEW

 General

We are the leading provider of cellular communications services in Israel in terms of number of subscribers, revenues from services, EBITDA and EBITDA margin for the year ended December 31, 2007.  Upon launch of our services in 1994, we offered significantly lower prices for cellular communications services than the incumbent provider and transformed the nature of cellular telephone usage in Israel, turning it into a mass market consumption item.  We surpassed the incumbent cellular operator and became the market leader in terms of number of subscribers in 1998 and, despite the entry of two additional competitors, we have continued since then to have the highest number of subscribers.  As of December 31, 2007, we provided services to approximately 3.073 million subscribers in Israel with an estimated market share of 34.4%. Our closest competitors have estimated market shares of 31.9% and 29.3%, respectively.  In the year ended December 31, 2007, we generated revenues of NIS 6,050 million ($1,573 million), EBITDA of NIS 2,115  million ($550 million), and operating income of NIS 1,341  million ($349 million).  See note 2 to the table in “Item 3. Key Information – A. Selected Financial Data” for a definition of EBITDA.

We offer a broad range of cellular services through our cellular networks covering substantially all of the populated territory of Israel.  These services include basic and advanced cellular telephone services, text and multimedia messaging services and advanced cellular content and data services.  We also offer international roaming services in 171 countries as of December 31, 2007. We offer our subscribers a wide selection of handsets from various leading global manufacturers, as well as extended warranty and repair and replacement services.  We also offer landline transmission and data services to business customers and telecommunications operators and, since July 2006, we offer landline telephony services to selected businesses, using our advanced inland fiber-optic infrastructure.

The following table presents our number of subscribers and revenues for each of the last five years:

	Year Ended December 31,
	2003	2004	2005	2006	2007
Subscribers (end of period) (in thousands)(1)	2,300	2,450	2,603	2,884	3,073
Revenues (in NIS millions)	5,261	5,600	5,114	5,622	6,050

__________
(1)
Subscriber data refer to active subscribers.  Until June 30, 2006, we had a three-month method of calculating our subscriber base, which means that we deduct subscribers from our subscriber base after three months of no revenue generation or activity on our network by or in relation to both the post-paid and pre-paid subscribers.  Commencing July 1, 2006, we adopted a six-month method of calculating our subscriber base since many subscribers that were inactive for three months become active again before the end of six months. We have not restated our prior subscriber data presented in this table to reflect this change. The six-month method is, to the best of our knowledge, consistent with the methodology used by other cellular providers in Israel.  This change in methodology resulted in an increase of our number of reported subscribers by approximately 80,000 compared to the prior methodology and affected our other key performance indicators accordingly.

We also revised our subscriber calculation methodology and 2005 but we have not restated prior subscriber data to conform to the new presentation.  We estimate that the change in methodology in 2005 led to an increase in our reported subscriber numbers of approximately 84,000.

The Telecommunications Industry in Israel

The following table sets forth selected macro statistics about Israel at and for the year ended December 31, 2007:

Population (millions)	7.24
GDP ($ billions) (PPP adjusted)	182.9
GDP per capita ($)(PPP adjusted)	26,884
Exports of goods & services ($ billions)	70.8
CPI change	3.4%
Long-term local currency sovereign credit rating by S&P	AA-
Unemployment rate (December 31, 2007)	7.4%

____________
Source:  OECD, 2007 and Ministry of Finance of Israel, 2007.

The size of Israeli telecommunications services revenues in 2006 was approximately NIS 27 billion and telecommunications spending was approximately 4.4% of GDP, higher than in developed economies such as the European Union and the United States.  Telecommunications services consist of several segments, which, except for landline services, are highly competitive.  We estimate that, of the total telecommunications services revenues in 2006, approximately 50% was comprised of cellular services, approximately 29% was local landline voice and Internet access services, approximately 7% was international voice services, approximately 12% was multichannel television services, and approximately 2% was Network Termination Point.

Israel has high penetration rates across all telecommunications services that are in line with or higher than developed economies such as the European Union and the United States.  These levels of penetration can be attributed to the rapid adoption rate of new technologies, high expenditures on telecommunications services by consumers and businesses and a relatively young population.

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

The Israeli cellular market is highly penetrated.  The market reached an estimated penetration rate (the ratio of cellular subscribers to the Israeli population) at December 31, 2007, of approximately 124%, representing approximately 9.0 million cellular subscribers.

The following table sets forth the growth in the total number of cellular subscribers in Israel and the penetration rate over the last four years:

	December 31,
	2003	2004	2005	2006	2007
Total subscribers (millions)	6.6	7.2	7.8	8.4	9.0
Cellular penetration (%)	98	105	112	118	124

___________
Source: Reported by Cellcom, Partner and Pelephone.  Cellcom estimates for MIRS as MIRS does not disclose operating information.

There are currently four cellular operators in Israel: Cellcom, Partner, Pelephone, and MIRS.  We estimate that the distribution of cellular subscribers among these operators as of December 31, 2007 was: Cellcom 34.4%, Partner 31.9%, Pelephone 29.3% and MIRS 4.4%.  Subscriber data are based on public information except for MIRS, which is based on our estimate.  However, there is no uniform method of counting subscribers.

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

The following listing sets forth the key milestones in the history of the Israeli cellular services:

1986	Bezeq and Motorola create a joint venture called “Pelephone”, which becomes Israel's first cellular operator. Pelephone launches N-AMPS services
1994	Cellcom awarded a license and launches TDMA services
1997	Cellcom introduces first pre-paid plan to the market
1998	Partner awarded a license and launches GSM services
1998	Pelephone launches CDMA services
2001	Ministry of Communications allocates additional 2G and 3G cellular frequencies for existing cellular operators and for the licensing of a new operator
2001	MIRS becomes Israel's fourth cellular operator with iDEN services
2002	Cellcom launches GSM/GPRS services
2003	Cellcom launches EDGE services
2004	Partner launches UMTS services Pelephone launches EVDO services

2006	Cellcom launches full scale UMTS/HSDPA services Partner begins deploying HSDPA
2008	Cellcom launches HSPA services

Key characteristics of the Israeli cellular services market

The following paragraphs describe the key characteristics of the Israeli cellular services market:

High cellular telephone penetration.  The estimated penetration rate in Israel as of December 31, 2007 was 124%.  Penetration rate is calculated by dividing the total number of subscribers by the Israeli population.  The Israeli population does not include foreign workers and Palestinian subscribers who are included in the number of subscribers.  The number of subscribers may also include subscribers to more than one network including those in the process of switching networks.  As a result, the effective penetration rate after adjustment for these factors is likely to be lower than 124%.

Favorable demographics.  Population growth is generally high and the population is relatively younger than in developed economies.

Favorable geography and high population density around a few urban centers.  Israel covers a small area of territory of approximately 8,000 square miles (20,700 square kilometers).  In addition, Israel is relatively flat and dry.  Moreover, the population tends to be concentrated in a small number of geographical locations.  These characteristics facilitate efficient network roll out and maintenance.

High cellular voice usage.  The average cellular voice usage per subscriber in Israel is over 300 minutes per month, which is higher than the average cellular voice usage per subscriber in most developed economies.

Low average voice revenue per minute. Cellular operators in Israel have lower average voice revenues per minute than in most developed economies.  This is a consequence, among other things, of the importance given to low prices in the first five years of our operation, in the awarding criteria during the original licensing process for a second cellular operator, strong competition and a heavy regulated environment.

Different cellular technologies.  We use TDMA, GSM/GPRS/EDGE and UMTS/HSPA networks.  Partner uses GSM/GPRS and UMTS/HSDPA networks.  Pelephone uses CDMA, CDMA1x and EVDO networks and is building a WCDMA/HSPA network.  MIRS uses an iDEN network.

High potential for value-added services.  The contribution of non-voice revenues to total revenues in the Israeli cellular market is below the level of developed markets such as the European Union.  This characteristic is attributable in part to the low voice tariffs in Israel compared to the tariffs in other markets, which has the effect of keeping text messaging usage low. And in part, due to late launch of advanced added value services in Israel. We believe that there is potential for narrowing this gap by increasing marketing efforts of new content services and the growth in our existing 3G subscriber base.  Moreover, the percentage of post-paid subscribers is relatively high when compared to developed economies, which we believe facilitates the acceptance of value-added services.

Calling party pays.  In Israel, as in many western European countries, the party originating the call pays for the airtime.  Cellular telephone network operators do not charge subscribers for calls received on their handsets, except while roaming abroad.

Low annual churn rates.  The average annual churn rate in Israel was approximately 16% in 2007, which is lower than the churn rates in developed economies. This churn rate may grow as a result of the implementation of number portability in December 2007.

Landline Services

Voice Services

Bezeq operates approximately 2.76 million lines and provides local services.  The second largest competitor in landline telephony services is HOT Telecom, or HOT, a provider of cable TV services, which started landline operations in late 2003.  HOT’s network has been upgraded to offer Internet, data and voice services.

In recent years, Bezeq has experienced a significant drop in its traffic volume.  Bezeq is a monopoly and thus subject to enhanced regulatory scrutiny, including supervision of tariffs.

There are three players that have entered this market in 2006, including us. Partner entered this market in 2007, bringing to a total of six players.

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

Transmission and landline data services are provided by Bezeq, HOT, Med-1 (whose operations were acquired in 2006 by Partner) and us.  These services are provided to business customers and to telecommunications operators.

Internet access is currently provided by four major Internet service providers, or ISPs:  NetVision Barak (an indirect subsidiary of IDB), Bezeq International (a wholly-owned subsidiary of Bezeq), Internet Gold and Golden Lines (Golden Lines merged in February 2007, into Smile - a subsidiary of Internet Gold ), and some other niche players.  All these major providers are also suppliers of international voice services.

International voice services

International voice services in Israel have been open for competition since December 1996.  Until then, Bezeq International was the only supplier of such services.  Bezeq International was created as a wholly-owned subsidiary of Bezeq in 1994 as part of the Israeli government’s initiative to separate the major operations of the incumbent operator.  Barak

(which was acquired by Netvision) and Golden Lines (which merged into Smile – a subsidiary of Interent Gold, in February 2007) were allocated international voice services licenses and started operating at the beginning of 1997, enabling them to compete with Bezeq International.  In April 2004, further competition was introduced in international voice services through the issuance of new licenses to NetVision (which acquired Barak in 2007), Internet Gold and Xfone Communications.  Today there is no single dominant player in this market, and competition is very intense.

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

Competitive Strengths

We believe that the following competitive strengths will enable us to maintain and enhance our position as the leading provider of cellular communications services in Israel:

•
Combination of leading market position and strong operational momentum. In 2007, we have maintained market-leading revenues from services, EBITDA and EBITDA margin growth while steadily strengthening our cash flows.  Leveraging a series of brand, customer service and content initiatives and a rationalization of our management structure, our senior management team has managed to preserve Cellcom’s leading market position as reflected in our subscriber base, revenues from services and EBITDA while controlling capital expenditures.

•
Strong and distinctive own brand.  Our established brand enjoys strong recognition in Israel.  We consider the enhancement of our image among consumers a top priority and continue to invest substantial resources to maintain Cellcom as a local cellular company with a warm personal touch.  Our focus on music and music-related content services, particularly our “Cellcom Volume” initiative, is our leading marketing theme and one that associates us with the important growth opportunity presented by advanced cellular content and data services.

•
Transmission infrastructure and landline services.  We have an advanced fiber-optic transmission infrastructure that consists of over 1,300 kilometers of inland fiber-optic cable, which, together with our complementary microwave-based infrastructure, connects the majority of our cell sites and provides for substantially all of our backhaul services.  Our transmission infrastructure significantly reduces our operational reliance on Bezeq, the incumbent landline operator in Israel, while also saving us substantial infrastructure-leasing cash costs.  As our transmission network has transmission and data capacity in excess of our own backhaul needs, and covers the majority of Israel’s business parks, we offer transmission and data services to business customers and telecommunications providers. In addition, since July 2006, following the receipt of a landline transmission, data and telephony services license, we offer landline telephony services to selected businesses and as of

February 2008, we offer additional advanced landline services to selected landline business customers, through our newly acquired NGN system.

•
Strategic relationship with one of Israel’s leading business groups.  Our ultimate parent company, IDB, is one of the largest business groups in Israel.  We enjoy access, through our management services agreement, to the senior management of the IDB group, who are some of the most experienced managers in Israel.  These managers, including veterans of the Israeli telecommunications market, provide us with financial, managerial and strategic guidance.

•
Strong management team.  Since IDB acquired control of us in September 2005, we have put in place a team of seasoned managers with significant experience and solid track records in previous managerial positions.  Our Chairman, Mr. Ami Erel, is a veteran of the Israeli communications market and previously served as the chief executive officer of Bezeq.  Our chief executive officer, Mr. Amos Shapira, has been chief executive officer of Kimberly-Clark’s Israeli subsidiary and of El Al Airlines, where he was credited with its successful restructuring and improvements in customer service.  Our chief financial officer, Mr. Tal Raz, has extensive experience in the Israeli cellular market, as he was involved in the formation of one of our main competitors, Partner, and served as a member of its board of directors.  Our VP Marketing, Mr. Adi Cohen had been marketing manager of Shufersal, Israel's largest retail chain, and previously, Partner's marketing manager. Under the leadership of Messrs. Erel, Shapira, Raz and Cohen, we have demonstrated significant improvements in our operating results and believe that we are well positioned to continue this trend and to execute our business strategy.

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

Business Strategy

Our goal is to strengthen our position as the leading cellular provider in Israel.  The principal elements of our business strategy are:

•
Maximize customer satisfaction, retention and growth.  Our growth strategy is focused on retaining our subscribers and expanding the selection of services and products we offer to our subscribers in order to enhance customer satisfaction and increase average revenues per user.  We strive to continually improve and enhance the flexibility of our customer service to shorten the time required to fulfill subscriber requests. During the second half of 2007, as part of our strategy to constantly improve service level and customer satisfaction and in preparation for the implementation of number portability, we enlarged our work force. Thereafter, we began to reduce the workforce recruited in preparation for number portability, while maintaining an enlarged customer service and improved level of service. In addition to providing quality customer service, we also strive to retain our subscribers and attract new subscribers by offering them advanced handsets, handset upgrades, attractive calling plans and value-added services. In 2006, we introduced a “churn lab” that identifies subscribers at high risk of churn and seeks to preemptively approach them with tailored solutions to maintain their satisfaction with our services.

•
Grow and develop our Internet, content and data services.  The usage of cellular content and data services in Israel is currently relatively low compared to western European countries. The usage of our Internet, content and data services are relatively low in comparison to our competitors since we launched our content and data services 18 months after our competitors and we believe that we have significant growth potential in this field.  As of December 31, 2007 approximately 419,000 of our subscribers are 3G subscribers, all post paid. We intend to continue to invest in the improvement and upgrade of our high speed UMTS/HSPA network, mainly to enhance its capacity and increase its speed, in order to permit higher-quality and higher-speed multimedia content transmission.

We also plan to expand our content and data services, products and capabilities through in-house expertise and strategic relationships with leading cellular content providers. In 2007 we have continued to invest in “Cellcom Volume”, our music-related initiative (featuring, among other things, our cellular music portal), due to its contribution to our revenues, brand identity and popularity amongst users in general and youth in particular.

•
Grow roaming revenues.  We have experienced steady growth in roaming revenues since 2003 and believe that roaming presents an important source of future revenue and profit growth for us.  As of December 31, 2007, we have GSM roaming agreements with 499 operators in 171 countries, of which 84 operators in 38 countries are also 3G operators, and we aim to increase our number of relationships. In particular, we intend to pursue additional agreements with 3G operators, allowing our and their subscribers to benefit from advanced content and data services when traveling.

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

•
Capitalize on our existing infrastructure to selectively provide landline telephony services.  Our over 1,300 kilometer inland fiber-optic network and our microwave infrastructure provide us with the ability to offer cost-efficient landline telecommunications solutions.  We hold a license to operate a landline service in Israel and, since July 2006, we offer our landline telephony service to selected businesses. As of February 2008, we offer additional advanced landline services to selected businesses, through our NGN system, such as video calls and a remote private operator, which will enable us to penetrate the residential sector as well, should we choose to do so.

Services and Products

We provide cellular communications services to approximately 3.073 million subscribers, including basic cellular telephony services and value-added services as well as handset sales. Not all services are supported by all handsets or by all of our networks. In addition, we offer transmission and data services to business customers and telecommunications operators. Since July 2006, we have offered our landline telephony service to selected businesses and as of February 2008, we have offered additional advanced landline services to selected landline business customers through our NGN system. We regularly evaluate and engage in discussions with potential partners concerning ways to add additional communications and other services to our portfolio.

We offer our cellular subscribers a variety of calling plans, designed to adapt to their particular characteristics and changing needs.  We adapt our calling plans for the different types of usage – personal or business – and the number of users associated with the subscriber.  For example, we offer discounted rates on the weekend for soldiers, Israeli music services to youth and discounted rates on calls among members of the same family.  We offer two methods of payment: pre-paid and post-paid.  Pre-paid services are offered to subscribers who pay for our services prior to obtaining them, usually by purchasing our “Talkman” pre-paid cards or “virtual” Talkman cards.  Post-paid services are offered to subscribers who are willing to pay for our services through banking and credit arrangements, such as credit cards and direct debits.  Many of our post-paid subscribers are able to terminate their relationship with us at any time and some of them do not pay a monthly fee.

Basic cellular telephony services

•
Our principal service is basic cellular telephony.  In addition we offer many other services with enhancements and additional features to our basic cellular telephony service. These services include voice mail, cellular fax, call waiting, call forwarding, caller identification, conference calling, “Push-and-Talk” service (which allows subscribers to initiate a call with one or more other persons using a designated button in their handset without having to dial a number), “Talk 2” (two handsets sharing the same number, thus allowing our subscribers to own both a handset and a car phone), additional number service (enables our subscribers to add a second phone number to their handset) and collect call service (a self-developed service protected by our U.S. patent).

•	We also offer both an outbound roaming service to our subscribers when traveling outside of Israel and an inbound roaming to visitors to Israel who can

“roam” into our network.  Roaming allows cellular subscribers, while using their own cell phone number (and handset, in most cases) and being billed by their provider, to place and receive calls and text messages while in the coverage area of a network to which they do not subscribe.  Where available, subscribers can also benefit from other cellular services such as advanced data and content services.  As of December 31, 2007, we had commercial roaming relationships with 499 operators in 171 countries based on the standard agreements of the GSM organization (an umbrella organization in which all the cellular operators operating with GSM technology are members).  This enables our subscribers to enjoy our services in almost the entire world.  Most of our GSM subscribers who use these roaming services abroad can use their own handset and others can borrow or rent, depending upon the period of time, a suitable handset from us.  In addition, as of December 31, 2007, we had 3G roaming arrangements with 84 of these operators, enabling our 3G roamers to participate in video calls and use high-speed data, video and audio content services in 38 countries.  Roaming is an increasingly important revenue stream to us due to the large inbound tourism industry in Israel and extensive overseas travel by Israelis.

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

Access to third party application providers.  We provide our subscribers with access to certain services offered by third party application providers.  These services include, among others: a service that allows subscribers to receive notification of roadway speed detectors in their vicinity; a service (using a cellular modem) that provides a comprehensive system for the management of vehicle fleets and a service that enables subscribers to remotely manage and operate time clocks and various controllers for industrial, agricultural and commercial purposes.

Video calls.  This service enables our 3G users, using 3G handsets, to communicate with each other through video conferences.

Zone services.  This service provides discounts on airtime for calls initiated from a specific location, such as a university campus.  Our network identifies the location from which the call is initiated in order to apply the discounted rate on the call.

Location-based services.  We offer a number of location-based services. For example: “Where are you?” is a location-based service that allows one subscriber to locate another subscriber, subject to the latter’s prior approval, such as a parent and child.  “Cellcom Navigator” is a service provided through a third party that enables our subscribers to receive real-time travel directions and visual data regarding their position using global positioning system, or GPS, technology.

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

We have established relationships with content providers to provide us content for our value-added services, including Logia Development and Content Management Ltd., or Logia, to manage and develop cellular content in Israel exclusively for us.  Our agreement with Logia has a one-year term renewable annually and grants us an option to acquire 51% of Logia’s equity or 51% of Logia’s cellular content activity for us, at any time during the term of the agreement.  Exercise of the equity option will be at a value to be set by an independent appraiser whereas exercise of the content option would be at no cost to us.

Handsets

We sell a wide selection of handsets designed to meet individual preferences.  Prices of handsets vary based on handset features, calling plans and special promotions. We offer a variety of handsets from world-leading brands such as Nokia, Motorola, Sony-Ericsson Samsung and LG.  All of the handset models we sell offer Hebrew language displays in addition to English.  We are also required to provide cellular phone services to subscribers who did not purchase their handsets from us, provided that the handset model has been approved for use by the Ministry of Communications.  We offer our subscribers an extended handset warranty for their handsets as well as repair and replacement services in approximately 40 walk-in centers.

Landline services

In addition to our cellular services, we provide landline telephony, transmission and data services, using our over 1,300 kilometers of inland fiber-optic infrastructure and complementary microwave links.  We have offered transmission and data services since 2001. We received a license to offer landline telephone service in April 2006 and, since July 2006, have been offering this service to selected businesses. Through our newly acquired NGN system, we are the first landline operator in Israel to provide advanced, voice and data services, to selected business customers, as of February 2008. We consider landline telephone services to be a future growth opportunity and we believe that revenues from these services will increase significantly in 2008. Should the Ministry of Communications adopt the recommendation of a public committee regarding unbundling of Bezeq's network, it may facilitate our growth in this market but also the entry of additional competitors. See “Item 4. Information on the Company – B. Business Overview – Competition.”

Network and Technology

General

Our network has developed over the years since we commenced our operations in 1994 and we now have dual cellular and landline capabilities.

Our “third generation” UMTS/HSPA, or high-speed downlink packet data access, technology, offers full interactive multimedia capabilities with current data rates of up to 1.5Mbps (and up to 2.8Mbps in wide urban areas) on the downlink path and up to 1.4 Mbps on the uplink path. We were the first and currently the only operator in Israel, to offer data transfer at such high speed. During 2008 we intend to further widen the urban areas in which the downlink path speed is up to 2.8Mbps and further increase the uplink speed up to 5.6Mbps in selected urban areas. This network, considered to be a “3/3.5G” technology, is a network that uses the same core as, with its access facilities in some cases co-located with the cell sites of, our GSM/GPRS/EDGE network.  Our UMTS/HSPA network covers substantially all of the populated territory in Israel. As of 2007, this network enables transmission of up to 14.4Mbps on the downlink path and up to 1.8Mbps on the uplink path.  Moreover, our UMTS/HSPA network supports new types of services that require higher throughput and lower delay, such as video conferencing.

Our “second generation” GSM/GPRS/EDGE 1800MHz network allows for voice calls, data transmission and multimedia services, like video streaming and video live (using the EDGE technology), although at slower speeds than our UMTS/HSPA network.  Our GSM/GPRS/EDGE technology is an advanced second-generation technology and considered to be a “2.75G” technology.  It enables us to deliver multimedia and services at speed rates that are higher than the rates offered through regular “second generation” digital cellular technology.  Packet data rates vary from 50 Kbps to 200 Kbps, depending mainly on handset capabilities.  In addition, in the case of coverage gaps and for services supported by our GSM/GPRS/EDGE technology, the network provides an adequate fallback and capacity relief for our UMTS/HSPA network by means of smart features and network load sharing.

Over 98% of our traffic uses our GSM/GPRS/EDGE and UMTS/HSPA networks, with substantially all of that traffic using the GSM/GPRS/EDGE network.

We also have a separate network using our initial TDMA 850MHz wireless technology, which is widely used as a “second generation” technology in North and South America.  Less than 2% of our traffic uses this network.  This technology supports voice calls and low rate data services known as CSD (circuit switch data) and CDPD (cellular digital packet data). Our TDMA network, which is based on Nortel technology, is maintained and operated by our engineers and technicians.  Operating costs for this network are low and we expect that it will not require additional capital expenditures.

Our transmission network is comprised of over 1,300 kilometers of inland advanced fiber-optic cables that, together with our microwave infrastructure, enable us to provide our customers with telephony and high speed and high quality transmission and data services.  Our transmission network is strategically deployed in order to cover the major portion of Israel’s business parks and permits us to provide our own backhaul services while reducing our need to lease capacity from Bezeq, the incumbent landline operator in Israel. Our newly acquired NGN system by Nokia Siemens, allows the provision of advanced voice and data services to our landline customers.

Infrastructure

We have built an extensive, durable and advanced cellular network system, enabling us to offer high-quality services to substantially the entire Israeli populated territory. Since maintaining a high-quality network is a basic element in our business strategy, we seek to satisfy quality standards that are important to our subscribers, such as high voice quality, high data rate packet sessions, low “blocked call” rate (calls that fail because access to the network is not possible due to insufficient network resources), low “dropped call” rate (calls that are involuntarily terminated) and deep indoor coverage. As a result, we have made substantial capital expenditures and expect to continue to make capital expenditures on our network system. As of December 31, 2007, we had invested an aggregate of NIS 7.506 billion ($1.952 billion) on our network infrastructure since our inception in 1994.

We cover substantially all of the populated areas of Israel with our UMTS/HSPA network.  Our UMTS/HSPA network is mostly co-located with our GSM/GPRS/EDGE network.  The suppliers of our UMTS/HSPA network are Ericsson Israel (for the 3G radio access network) and Nokia (for our core network).

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

Network design

We have designed our TDMA, GSM/GPRS/EDGE and UMTS/HSPA networks in order to provide high quality and reliability well beyond the requirements set forth in our license while using a cost-effective design, utilizing shared components for our networks, where applicable.

Our primary objective going forward is to improve and upgrade our high speed UMTS/HSPA network, mainly by enhancing its capacity and increasing its speed, in order to permit higher-quality and higher-speed multimedia content transmission.  At the same time we intend to continue to perform extensive optimization work to provide our subscribers with maximum capability to support video and other broad-bandwidth content.

Network performance

We continually optimize our entire network in order to meet the key performance indicators for our services, including dropped calls, voice quality, accessibility, availability and packet success rate.  We use advanced planning, monitoring and analyzing tools in order to achieve our performance goals efficiently and with minimum faults.

The two main indicators that we use to measure network performance for voice and packet data are the “blocked call” rate and the “dropped call” rate.  Our levels of blocked and dropped calls are better than those required by our license and since we commenced operations we have steadily improved our rate of both blocked calls and dropped calls.

Spectrum allocation

Spectrum availability in Israel is limited and is allocated by the Ministry of Communications through a licensing process.  We have been allocated 2x10 MHz in the 850 MHz frequency band used by our TDMA network, and 2x17 MHz in the 1800 MHz frequency band used by our GSM/GPRS/EDGE network.  In addition, the Ministry of Communications awarded us 2 x 10 MHz and 1 x 5 MHz in the 1900 - 2200 MHz frequency band for our UMTS third generation FDD and TDD spectrums, respectively.  Currently, we are not making use of our TDD spectrum due to the unavailability of equipment that can support this spectrum.  We believe that our available spectrum is sufficient for our needs.

Cell site construction and licensing

We construct cell sites based on our strategy to expand the geographical coverage and improve the quality of our network and as necessary to replace cell sites that need to be removed.  Our acquisition teams survey the area in order to identify the optimal location for the construction of a cell site.  In urban areas, this would normally be building rooftops.  In rural areas, masts are usually constructed. Our transmission teams also identify the best means of connecting the base station to our network, based on our independent transmission network, either by physical optical fiber, microwave link or Bezeq landlines. Once a preferred site has been identified and the exact equipment configuration for that site decided, we begin the process of obtaining all necessary consents and permits.  The construction of cell sites requires building permits from local or regional authorities, or an applicable exemption, as well as a number of additional permits from governmental and regulatory authorities, such as construction and operating permits from the Ministry of Environmental Protection in all cases, permits from the Civil Aviation Authority in most cases and permits from the Israeli Defense Forces in some cases.  In special circumstances, additional licenses are required.  See “Item 4. Information on the Company – B. Business Overview – Government Regulations—Permits for Cell Site Construction.”

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

We entered into an agreement with Nokia Israel Communications Ltd., or Nokia Israel, in July 2001 for the purchase of our GSM/GPRS system. We were also granted an option to purchase GSM 800, EDGE, UMTS and ancillary systems. In 2002, we exercised our option to purchase an EDGE system, and in 2005, we purchased a UMTS core system, under similar terms.  Nokia Israel is obligated to offer us maintenance services for 15 years from final acceptance (until 2017).  Under the agreement, the parties generally have limited liability for direct damages of up to 10% of the value of the agreement.

We use Telcordia’s intelligent platform, or “IN,” to provide services to our TDMA, GSM/GPRS/EDGE and UMTS networks, allowing us, at minimal cost, to internally develop sophisticated services with a short time-to-market that are customized to local market requirements.  We have also deployed Comverse’s Intelligent Peripheral, which enables us to develop services with rich voice interaction, such as Caller Name Announcement, Call Back and Fun Dial.  Our IN platform supports all relevant IN protocols, which allows us to provide (subject to applicable roaming agreements) advanced roaming services, including Virtual Home Environment, abbreviated dialing, unified access to voice mail, VPN, local number format from subscribers’ phone book and call screening.

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

Our optical transmission network is deployed from Nahariya in the north to Beer Sheva in the south and Afula and Jerusalem in the east, consisting of over 1,300 kilometers.  The fiber-optic network reaches most of the business parks in the country and is monitored by a fault-management system that performs real-time monitoring in order to enable us to provide our subscribers with high quality service.  In order to efficiently complete our transmission network’s coverage to the entire country, we use a microwave network as a complementary solution in those areas that are not served by our fiber-optic network.  As of December 31, 2007, we had deployed approximately 2,140 microwave links to both our cell sites and subscribers.

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

Our customer care system presents our customer care employees with a display of a subscriber’s profile based on various usage patterns. This enables us to provide a service based upon information for that particular subscriber.

We use ERP solutions by SAP. We use a data warehouse based on an Oracle data base system and various data mining tools, ETL by Informatica and reports generated by Cognos. The data warehouse contains data on our subscribers’ use and allows for various analytical segmentation of the data.

Sales and Marketing

Sales

As part of our strategy to fully penetrate every part of the Israeli market, we are committed to making the purchase of our services as easy and as accessible as possible.  We offer calling plans, value-added services, handsets, accessories and related services through a broad network of direct and indirect sales personnel. We pay our independent dealers commissions on sales, while our direct, employee sales personnel receive base salaries plus performance-based bonuses. We focus on subscriber needs and conduct extensive market surveys in order to identify subscribers’ preferences and trends.  Based on these findings, we design special calling plans and promotional campaigns aimed at attracting new subscribers and enhancing our ability to provide new services to existing subscribers.   From time to time, we offer our subscribers rebates and other benefits for handset purchases. See “Item 3 – Key Information – D. Risk Factors – Risks Related to our Business – We may be subject to increased regulation in respect of handset sales" for a possible change in that respect. Our distribution and sales efforts for subscribers are conducted primarily through four channels:

Points of sale.  We distribute our products and services through a broad network of physical points of sale providing us with nationwide coverage of our existing and potential subscriber base.

We operate directly, using our sales force and service personnel, approximately 40 physical points of sale and service, mostly located in shopping centers and other frequently visited locations to provide our subscribers with easy and convenient access to our products and services.  We record approximately 220,000 subscriber applications per month in our direct points of sale and service.

We also distribute our products and services indirectly through a chain of dozens of dealers who operate in over 120 points of sale throughout Israel. Our dealers are compensated for each sale based on qualitative and quantitative measures. We closely monitor the quality of service provided to our subscribers by our dealers. In our efforts to penetrate certain sectors of our potential subscriber base, we select dealers with proven expertise in marketing to such sectors.

Telephonic sales.  Telephonic sales efforts target existing and potential subscribers who are interested in buying or upgrading handsets and services.  When approached by a customer, our sales representatives (both in-house and outsourced) offer such customer a variety of products and services.

Door-to-door sales.  The door-to-door sales team is comprised of approximately 250 dealers’ sales representatives, as at February 29, 2008. All the members of our door-to-door sales team go through extensive training by us prior to commencing their work.  We target the door-to-door subscribers based on market surveys that we regularly conduct and database analysis. All information derived from our market surveys is uploaded into a database. Once a potential customer is identified, we contact the potential customer and schedule a meeting with a member of our door-to-door sales team.

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

Our marketing strategy is focused on our role as facilitators of interpersonal communication and our ability to foster relationships between people, as well as a general spirit of youthful exuberance and the strong local roots of our brand.  We launched a highly successful branding campaign at the end of 2004 and continue to follow this marketing strategy.  Our marketing strategy also emphasizes our leadership, dynamic nature and personal touch, the quality of our network and services and our innovation.

In recruiting new subscribers, we are focused on current and potential high value customers, such as students, and subscribers who influence family and business purchasing decisions, such as teenagers and senior executives.  We leverage our extensive interactions with our customers, which we estimate to be approximately 700,000 unique customer applications per month, to provide the requested services and also to cross- and up-sell products and services according to customer needs and usage trends to increase customer satisfaction, loyalty and revenues.  In addition, we offer loyalty rewards, such as video subscriptions and tickets to concerts, performances and movies, from time to time.

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

Customer Care

Our customer service unit is our main channel for preserving the long-term relationship with our subscribers.  We focus on customer retention through the provision of quality service and customer care.  In order to achieve this goal, we systematically monitor and analyze our subscribers’ preferences, characteristics and trends by developing and analyzing sophisticated databases.  We then adopt services that are aimed to respond to subscribers’ needs and preferences.  In addition, subscribers are encouraged to subscribe to additional value-added services, such as cellular Internet and content services, in order to enhance customer satisfaction and increase ARPU.  We continuously strive to improve our service to our customers. We provide our customer care representatives with a continually updated database, thus shortening the interaction time required to satisfy the customer’s needs and preventing human errors. We constantly review our performance by conducting surveys among our subscribers in order to ensure their satisfaction with our services and to improve them as necessary.

In order to better respond to subscribers’ needs in the most efficient manner, our customer support and service network offers several channels for our subscribers:

Call centers.  In order to provide quick and efficient responses to the different needs of our various subscribers, our call-center services are divided into several sub-centers: general services; finance; network; international roaming; and data transfer.  The call center services are provided in four languages: Hebrew, Arabic, English and Russian.  We regularly monitor the performance of our call centers.  Based on our internal reviews, the average waiting time for subscribers who contact our call center is less than a minute.  If calls go unanswered for longer than our guidelines require, a flashing light is automatically activated in our corporate headquarters, alerting management to the delay. We currently operate call centers in six locations throughout Israel, two of which are outsourced. We expect to open a seventh location during the third quarter of 2008.  On average, we respond to 1.1 million calls every month.  During peak hours our call centers have the capability to respond to 800 customer calls simultaneously.

Walk-in centers.  As of December 31, 2007, we operate approximately 40 service and sales centers, covering almost all the populated areas of Israel.  These centers provide a walk-in contact channel and offer the entire spectrum of services that we provide to our subscribers and potential subscribers, including handsets and accessories, sales upgrades, maintenance and other services, such as finance, calling-plan changes and subscriptions to new services.  These stores are mostly located in central locations, such as popular shopping malls.  Our walk-in centers also provide our subscribers with onsite express repair services, performed by highly skilled technicians, a concept rarely seen in most western European countries.  This enables a subscriber to deposit a handset with our repair lab and receive the repaired handset, on average, within one hour.  While waiting, we offer our subscribers to borrow a substitute handset, free of charge, in order to continue to enjoy our cellular phone services as their handset is being repaired.

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

Churn Lab.  In 2006, we introduced an innovative “churn lab,” aimed at reducing churn.  The churn lab is part of our call center operations.  Based on various factors and analytical tools, we identify and analyze high-quality subscribers whom we consider to be at a high risk of churn.  Then, in order to retain them, we preemptively approach these subscribers, by phone or face to face – at their home or place of business, with specially trained customer care representatives and offer them solutions previously successfully tested on a sample group of subscribers with similar characteristics, such as enhanced services at attractive prices and handset upgrades.

Our business sales force and back office personnel also provide customer care to our business customers.  We offer our business customers repair services by a dispatch service collecting and returning the repaired handset within 24 hours, during which time, the customer is provided with a substitute handset, free of charge.

All of our service channels are monitored and analyzed regularly in order to assure the quality of our services and to identify areas where we can improve.

Be’eri Printers provides our printing supplies and invoices as well as the distribution, packaging and delivery of invoices and other mail to the postal service distribution centers.  We entered into an agreement with Be’eri Printers - Limited Partnership and with Be’eri Technologies (1977) Ltd., or together Be’eri, for printing services in August 2003.  Under the terms of the agreement, we committed to purchase from Be’eri a minimum monthly quantity of production and distribution services which may be reduced if we modify our printed invoice delivery policy.  The agreement is valid until July 2008. We do not foresee any difficulties in obtaining such services thereafter.

 Competition

There is substantial competition in all aspects of the cellular communications market in Israel and we expect this to continue in the future due to the highly penetrated state of our market.  We compete for market and revenue share with three other cellular communication operators: Partner, which is majority owned by Hutchison Whampoa; Pelephone, which is a wholly-owned subsidiary of the incumbent landline provider, Bezeq; and MIRS, which is a wholly-owned subsidiary of Motorola.

Our estimated market share based on number of subscribers was 34.4% as of December 31, 2007.  To our knowledge, the market shares at such time of Partner, Pelephone and MIRS were estimated to be approximately 31.9%, 29.3% and 4.4%, respectively.  Since MIRS does not publish data on its number of subscribers, estimates of its market share are based on surveys.

The competition in our market has further increased as a result of the implementation of number portability, in December 2007, as it has removed a deterrent to switching providers. See also “Government Regulations - Number Portability” below. Competition may intensify even further upon the expected launch of Pelephone's UMTS/HSPA network in 2009 and subject to policy formation by the regulator, mobile virtual network operators may enter into agreements with cellular providers and enter into the market.  We may also face competition in the future from other providers of voice and data communications, including service providers that may offer WiMAX or WiFi wireless high speed data access.

We believe that the principal competitive factors include general brand perception, perceived price, customer service, and handset selection. In addition, content and other value-added services constitute a potential growth engine for increasing revenues from subscribers and are also an important factor in selecting a cellular provider.

In response to the enhanced competition in our market, we have implemented various steps and strategies, including:

•	marketing and branding campaigns aimed at enhancing market leadership, perceived value, brand recognition and loyalty among our existing and potential subscriber base;

•	investing resources in improving customer service and retention, as well as supporting information technology systems;

•	introducing innovative value-added services and identifying popular niches among various subscriber groups;

•	investing in improving our network technology to ensure our ability to offer quality services and advanced services, both cellular and landline services;

•	using innovative sales campaigns for attracting new subscribers by offering subsidies on handsets to new subscribers such as “1+1” (buy one, get one free) campaigns; and

•
offering attractive calling plans to subscribers, adapted to their needs and preferences (for instance, we were the first cellular operator to offer calling plans charged by one-second airtime charging unit, as opposed to the then customary 12-second airtime charging unit).

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

In 2006, the Ministry of Communications appointed a public committee to review various issues in the Israeli communications market. The committee published its recommendations on March 2008, including recommendations: to accelerate the procedures necessary to allow the entry of MVNOs and additional infrastructure based operators to the cellular market; to publish a WiMAX frequencies tender for cellular use; to examine interconnect fees and further revise them accordingly, during 2009; to negotiate a reduction of inbound and outbound  roaming tariffs with the EU and/or members of the EU and/or countries frequently visited by Israelis; to cancel the operators’ obligation to pay royalties, by the year 2012 (subject to a tax reduction between 2008-2012); to regulate charges for mobile-originated international calls and subject to such regulation, to allow cellular operators to enter the international long distance market; and to prohibit a linkage between a cellular services transaction and a handset purchase transaction. The Committee further recommended the unbundling of Bezeq's network to be followed by alleviating some of the restrictions with respect to offering integrated packages of services currently imposed on Bezeq and its subsidiaries. Should the Ministry of Communications decide to adopt such recommendations, it could adversely influence our results of operations.

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

General

A significant part of our operations is regulated by the Israeli Communications Law, 1982, the regulations promulgated under the Communications Law and the provisions of our licenses, which were granted by the Israeli Ministry of Communications pursuant to the Communications Law.  We are required by law to have a general license in order to provide cellular communications services in Israel. The Ministry of Communications has broad supervisory powers in connection with the operations of license holders and is authorized, among other things, to impose financial penalties for violations of the Communications Law and our licenses.

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

We provide our cellular services under a non-exclusive general license granted to us by the Ministry of Communications in June 1994, which requires us to provide cellular services in the State of Israel to anyone wishing to subscribe.  The license expires on January 31, 2022, but may be extended by the Ministry of Communications for successive periods of six years, provided that we have complied with the license and applicable law, have continuously invested in the improvement of our service and network and have demonstrated the ability to continue to do so in the future.  The main provisions of the license are as follows:

•
The license may be modified, cancelled, conditioned or restricted by the Ministry of Communications in certain instances, including: if required to ensure the level of services we provide; if a breach of a material term of the license occurs; if DIC (or a transferee or transferees, if approved by the Ministry of Communications), in its capacity as our founding shareholder, holds, directly or indirectly, less than 26% of our means of control; if our founding shareholders who are Israeli citizens and residents  hold, directly or indirectly, less than 20% of our means of control (DIC, as founding shareholder, has undertaken to comply with this condition); if at least 20% of our directors are not appointed by Israeli citizens and residents from among our founding shareholders or if less than a majority of our directors are Israeli citizens and residents; if any of our managers or directors is convicted of a crime of moral turpitude and continues to serve; if we commit an act or omission that adversely affects or limits competition in the cellular communications market; or if we and our 10% or greater shareholders fail to maintain combined shareholders’ equity of at least $200 million.  For the purpose of the license, “means of control” is defined as voting rights, the right to appoint a director or general manager, the right to participate in distributions, or the right to participate in distributions upon liquidation;

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

•
The license sets forth the general types of payments that we may collect from our subscribers, the general mechanisms for setting tariffs, the reports that we must submit to the Ministry of Communications and the obligation to provide notice to our customers and the Ministry of Communications prior to changing tariffs.  The Ministry of Communications is authorized to intervene in setting tariffs in certain instances;

•
The license requires us to maintain a minimum standard of customer service, including, among other things, establishing call centers and service centers, maintaining a certain service level of our network, collecting payments pursuant to a certain procedure, protecting the privacy of subscribers and obtaining an explicit request from our subscribers to provide services, whether by us or by third parties, as a precondition to providing and charging for such services;

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

In the event that we violate the terms of our license, we may be subject to substantial penalties, including monetary sanctions.  In January 2007, the Knesset, the Israeli parliament approved an increase in the financial sanctions that may be imposed on us by the Ministry of Communications for a breach of our licenses.  Following the increase, the maximum amount per violation that may be imposed is NIS 1.4 million plus 0.25% of our annual revenue from the preceding year.  An additional sanction amounting to 2% of the original sanction may be imposed for each day that the violation continues. In addition, the Ministry of Communications may determine certain service-related terms in our license as “service terms”; the maximum monetary sanctions per violation of a “service term” shall be double the amount of any other monetary sanction set in our license for such a violation per each period of 30 days or portion thereof during which the violation continues.

Other Licenses

Special general license for the provision of landline communication services

In April 2006, Cellcom Fixed Line Communications L.P., or Cellcom Fixed Line, a limited partnership wholly-owned by us, was granted a non-exclusive special general license for the provision of landline telephone communication services. The license expires in 2026 but may be extended by the Ministry of Communications for successive periods of 10 years.  We began providing landline telephone services in July 2006, concentrating on offering landline telephone services to selected businesses. The partnership deposited a bank guarantee in the amount of NIS 10 million with the Ministry of Communications upon receiving the license.  The provisions of our general license described above, including as to its extension, generally apply to this license, subject to certain modifications.  It should be noted that in addition to any 10% share transfer requiring the prior approval of the Ministry of Communications as noted in our general license, the special general license additionally requires prior approval for acquiring the ability to effect a significant influence over us.  In this context, holding 25% of our means of control is presumed to confer significant influence.

In December 2007 this license was amended to include the provision of voice services over the internet broadband infrastructure of other operators (VOB), as well. This amendment will enable us to penetrate the residential sector as well, should we choose to do so (we are currently examining this possibility).

Data and transmission license

In 2000, we were granted a non-exclusive special license for the provision of local data communication services and high-speed transmission services, which is effective until December 2012.  Following the grant of a special general license for the provision of landline telephone communication services to Cellcom Fixed Line, which also includes the services previously provided through our data and transmission license, our data and transmission license was amended in June 2006 to permit only Cellcom Fixed Line to be our customer of these services (and these services are now being provided to our customers through Cellcom Fixed Line). The provisions of our general and general specific licenses described above, including as to its extension, generally apply to this license, subject to certain modifications.

Cellular services in Judea and Samaria

The Israeli Civil Administration in Judea and Samaria granted us a non-exclusive license for the provision of cellular services to the Israeli-populated areas in Judea and Samaria.  This license is effective until December 31, 2008.  The provisions of the general license described above, including as to its extension, generally apply to this license, subject to certain modifications.  We believe that we will be able to receive an extension to this license upon request.

Tariff Supervision

Under the Israeli Communications Regulations (Telecommunications and Broadcasting) (Payment for Interconnecting), 2000, interconnect tariffs among landline operators, international call operators and cellular operators are subject to regulation and have been gradually decreased, as follows:

•
The maximum interconnect tariff payable by a landline operator or a cellular operator for the completion of a call on another cellular network was decreased as of March 1, 2005 from NIS 0.45 to NIS 0.32 per minute; as of March 1, 2006, to NIS 0.29 per minute; as of March 1, 2007, to NIS 0.26 per minute; and as of March 1, 2008 to NIS 0.22 per minute.

•
The maximum interconnect tariff payable by an international call operator for the completion of a call on a cellular network is NIS 0.25 per minute.  This tariff was reduced to NIS 0.22 per minute as of March 1, 2008.

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

Under these regulations and our license, as of January 1, 2009, our basic airtime charging units, including for interconnect purposes, will be changed from twelve-second units to one-second units.   In September 2007, our general license was further amended in a manner that prevents us from offering our subscribers calling plans using airtime charging units other than the basic airtime charging unit. These changes may result in a decrease in our revenues. We have been taking steps to address the effects of these amendments to the license, including initiating new and innovative marketing plans, such as "Cellcom by the Second" and "buckets of minutes" plans. See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings - Commercial and other disputes” for a petition filed in relation to the September amendment.

In November 2006, the Ministry of Communications amended our license in a manner that obligates us, as of January 2007, to provide, in calls made to our subscribers and directed into voicemail, an announcement that the call is being directed to voicemail.  Further, we may not charge for a call terminated up to one second after the announcement is made.  This change has resulted in a decrease in our revenues. See “Item 5 - Operating and Financial Review and Prospects—Results of Operations.”

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

Following previous steps taken by the Ministry of Communications to promote additional end-user equipment sales-channels, the Ministry is also examining the possibility of limiting our ability to link between handset purchase and airtime credit granted to the purchasing subscriber.  If such restrictions are imposed, this may impair our ability to offer advanced handsets that include value-added features and services to our subscribers with airtime rebates which may result in lower revenues from value-added services and selling handsets.

A public committee appointed by the Ministry of Communications to review various issues in the Israeli communications market published its recommendations on March 2008, including that interconnect fees be further revised, a reduction of inbound and outbound roaming tariffs with members of the EU and/or other countries frequently visited by Israelis be negotiated and that linking a cellular services transaction and a handset purchase transaction be prohibited.  See “Item 4. Information on the Company – B Business Overview – Competition.”

Permits for Cell Site Construction

General

In order to provide and improve network coverage to our subscribers, we depend on cell sites located throughout Israel.  The regulation of cell site construction and operation are primarily set forth in the National Zoning Plan 36 for Communications, which was published in May 2002.  The construction of radio access devices, which are cell sites of smaller dimensions, is further regulated in the Communications Law.

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

National Zoning Plan 36 sets forth the considerations that the planning and building authorities should take into account when issuing building permits for cell sites.  These considerations include the satisfaction of safety standards meant to protect the public’s health from non-ionizing radiation emitting from cell sites, minimizing damage to the landscape and examining the effects of cell sites on their physical surroundings.  National Zoning Plan 36 also determines instances in which building and planning committees are obligated to inform the public of requests for building permits prior to their issuance, so that they may submit objections to the construction of a site in accordance with the provisions of the Planning and Building Law.

See “Item 4. Information on the Company – B. Business Overview - Government Regulations - Site licensing” below for arguments against  the application of National Zoning Plan 36 to certain cell sites.

National Zoning Plan 36 is in the process of being revised. Current proposed changes would impose additional restrictions and/or requirements on the construction and operation of cell sites and could, if adopted, harm our ability to construct new cell sites, make the process of obtaining building permits for the construction and operation of cell sites more cumbersome and costly and may delay the future deployment of our network.

Site licensing

We have experienced difficulties in obtaining some of the permits and consents required for the construction of cell sites, especially from local planning and building authorities.  A small percentage of our cell sites are in various stages of receiving building permits, and in several instances we will be required to relocate these sites to alternative locations or to demolish these sites without any suitable alternative.  The construction of a cell site without a building permit (or applicable exemption) constitutes a violation of the Planning and Building Law.  Violations of the Planning and Building Law are criminal in nature.  The Planning and Building Law contains enforcement provisions to ensure the removal of unlawful sites.  There have been instances in which we received demolition orders or in which we and certain of our directors, officers and employees faced criminal charges in connection with cell sites constructed without a permit.  In most of these cases, we were successful in preventing or delaying the demolition of these sites, through arrangements with the local municipalities or planning and building authorities for obtaining the permit, or in other cases, by relocating to alternate sites.  As of December 31, 2007, we were subject to 28 criminal and administrative legal proceedings alleging that some of our cell sites were built without a building permit.  As of the same date, approximately 5.9% of our cell sites operated without building permits or applicable exemptions. Although we are in the process of seeking to obtain building permits or modify our cell sites in order to satisfy applicable exemptions for a portion of these sites, we may not be able to obtain or modify them.  In addition, we operate other cell sites in a manner which is not fully compatible with the building permits issued for them, although they are covered by permits from the Ministry of Environmental Protection in respect of their radiation level.  In some cases we will be required to relocate these cell sites to alternative locations, to reduce capacity coverage or to demolish them without any suitable alternative.

Based on advice received from our legal advisors and consistent with most Magistrate Court rulings on the matter, we have not requested building permits under the Planning and Building Law for rooftop radio access devices. In July 2007 we received a Magistrate Court ruling determining that the exemption from the requirement to obtain a building permit for radio access devices is not applicable to radio access devices in a cellular network, and therefore they, including accompanying equipment, are subject to the requirement to receive permits for their construction and use. This ruling contradicts previous and also more recent Magistrate Court rulings, which determined that the exemption is also applicable to the construction and use of the radio access devices in a cellular network. This issue is currently under consideration in the court of appeals (the District Court). Radio access devices do receive the required permits from the Ministry of Environmental Protection, but some local authorities claim that these devices also require building permits or do not meet other legal requirements. A petition filed in August 2007 with the Israeli High Court of Justice, seeking the annulment of the exemption and any environmental permits granted on the basis of the exemption, as well as enjoining the Ministry of Environmental Protection from providing any permits based on this exemption, was dismissed in limine in August 2007, for failure to exhaust the relevant proceedings prior to filing the petition, without consideration of the merits of the case.  In October 2007, contrary to most rulings on the application of the exemption, the Commissioner of Environmental Radiation at the Ministry of Environmental Protection took the position that he will not grant and/or renew operating permits to radio access devices, where the local planning and building committee’s engineer objected to the Company's reliance upon this exemption for radio access devices. We believe that in taking this position, the Commissioner is acting beyond his powers.

If the courts determine that building permits are necessary for the installation of these devices or other legal requirements are not met, it would have a negative impact on our ability to obtain environmental permits for these devices and deploy additional devices, which could negatively affect the extent, quality and capacity of our network coverage and our ability to continue to market our products and services effectively.

For reasons not related to radiation hazards, we have not received environmental permits to approximately 8.7% of our cell sites, primarily due to a labor dispute at the Ministry of Environmental Protection, which began in December 2007 and is continuing to date. However, some permits have not been granted due to building and planning issues, such as objections by local planning and building committee's engineers to our reliance on the exemption from obtaining building permits for radio access devices. We expect the majority of these cell sites to be granted operating permits once the labor dispute is over. Operating a cell site or a facility without an operating permit could subject us and our officers and directors to criminal, administrative and civil liability.

Should any of our officers or directors be found guilty of an offence, although this has not occurred to date, they may face monetary penalties and a term of imprisonment. Our sites may be the subject of further demolition orders we may be required to relocate cell sites to less favorable locations or stop operation of cell sites which could negatively affect the extent, quality and capacity of our network coverage and we or our officers and directors may face further criminal charges.

Recently, several local planning and building authorities questioned the ability of Israeli cellular operators to receive building permits, in reliance on the current National Zoning Plan 36 (“the Plan”), for cell sites operating in frequencies not specifically detailed in the frequencies charts attached to the Plan. In a number of cases, these authorities have refused to provide a building permit for such new cell sites. This new approach is based on an argument that the Plan does not apply to such cell sites and that building permits for such cell sites should be sought through other processes (which are longer and cumbersome), such as an application for an extraordinary usage or under existing local specific zoning plans.  Since

June 2002, following the approval of the Plan, building permits for the Company's cell sites (where required) have been issued in reliance on the Plan. The current proposed draft amendment to the Plan covers all new cell sites requiring a building permit, independently of the frequencies in which they operate. Most of our cell sites and many cell sites operated by other operators, operate in frequencies not specifically detailed in the Plan. We believe that the Plan applies to all cell sites, whether or not they operate in specific frequencies, consistent with the practice developed since 2002 and intend to defend our position vigorously. However, we are currently unable to assess the chances of success of the above argument.

If this approach continues, it would have a negative impact on our ability to deploy additional cell sites (until such time as the Plan is amended to include all cellular cell sites), which could negatively affect the extent, quality and capacity of our network coverage and our ability to continue to market our products and services effectively.

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

Indemnification obligations

In January 2006, the Planning and Building Law was amended to provide that as a condition for issuing a building permit for a cell site, local building and planning committees shall require letters of indemnification from cellular operators indemnifying the committees for possible depreciation claims under Section 197 of the Planning and Building Law, in accordance with the directives of the National Planning Council.  Section 197 establishes that a property owner whose property value has been depreciated as a result of the approval of a building plan that applies to his property or neighboring properties may be entitled to compensation from the local building and planning committee. In February 2007, the Israeli Minister of Interior Affairs extended the limitation period within which depreciation claims may be brought under the Planning and Building Law from three years from approval of the building plan to the later of one year from receiving a building permit under National Zoning Plan 36 for a cell site and six months from the construction of a cell site. The Minister retains the general authority to extend such period further. This extension of the limitation period increases our potential exposure to depreciation claims.

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

Since January 2006, we have provided over 150 indemnification letters in order to receive building permits. In addition, prior to January 2006, we provided three undertakings to provide an indemnification letter to local planning and building committees.  Local planning and building committees have sought to join cellular operators, including us, as defendants in depreciation claims made against them even though indemnification letters were not provided.  We were joined as defendants in a small number of cases.  It is possible that the joining of cellular operators as defendants to similar claims will continue notwithstanding the absence of an indemnification letter.  We expect that we will be required to continue to provide indemnification letters as the process of deploying our cell sites continues.  As a result of the requirement to provide indemnification letters, we may decide to construct new cell sites in alternative, less suitable locations, to reduce capacity coverage or not to construct them at all, should we determine that the risks associated with providing such indemnification letters outweigh the benefits derived from constructing such cell sites, which could impair the quality of our service in the affected areas.

Construction and operating permits from the commissioner of environmental radiation

Under the Non Ionizing Radiation Law (and previously under the Israeli Pharmacists Regulations (Radioactive Elements and their Products), 1980), it is prohibited to construct cell sites without a permit from the Ministry of Environmental Protection. The Commissioner of Environmental Radiation is authorized to issue two types of permits: construction permits, for cell site construction; and operating permits, for cell site operation.

These permits contain various conditions that regulate the construction or operating of cell sites, as the case may be.  Our cell sites routinely receive both construction and operating permits from the Commissioner within the applicable time frames. The Pharmacists Regulations provide that each of the two kinds of permits is valid for one year from the date of its issuance, or for a shorter period of time as determined by the Commissioner. We submitted annual reports regarding radiation surveys conducted on our cell sites, which, according to the Commissioner, automatically renews the permits for additional one-year terms.

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

Pursuant to the Non-Ionizing Radiation Law, which has become effective, for the most part, on January 1, 2007, the construction and operation of cell sites and other facilities requires the prior approval of the Ministry of Environmental Protection.  The validity of a construction permit will be for a period not exceeding three months, unless otherwise extended by the Commissioner, and the validity of an operating permit will be for a period of five years and we are required to submit to the Commissioner annual reports regarding radiation surveys conducted on our cell sites. Permits that were issued under the Pharmacists Regulations were deemed, for the remainder of their term, as permits issued under the Non-Ionizing Radiation Law.  An applicant must first receive a construction permit from the Commissioner and only then may the applicant receive a building permit from the planning and building committee.  In order to receive an operating permit from the Commissioner, certain conditions must be met, such as presenting a building permit or an exemption. See “Item 4. Information on the Company – B. Business Overview - Government Regulations - Site licensing“ above for additional details in regards to obtaining a building permits and/or relying on an exemption.

The Non-Ionizing Radiation Law also regulates permitted exposure levels, documentation and reporting requirements, and provisions for supervision of cell site and other facility operation.  The Non-Ionizing Radiation Law grants the Commissioner authority to issue eviction orders if a cell site or other facility operates in conflict with its permit, and it imposes criminal sanctions on a company and its directors and officers for violations of the law.  Failure to comply with the Non-Ionizing Radiation Law or the terms of a permit can lead to revocation or suspension of the permit, as well as to withholding the grant of permits to additional cell sites of that operator.

The draft Israeli Non-Ionizing Radiation Regulations approved by the Interior and Environmental Protection Committee of the Knesset in October 2007 includes additional restrictions in relation to the operation of cell sites and other facilities.  If these restrictions are adopted in their current draft format, they will, among other things, limit our ability to construct new sites and renew operating permits for a number of our existing sites, specifically in residential areas.

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

According to these procedures, in the event of equipment repair, SAR levels must be tested again and if they are not tested, the repairing entity is required to inform the customer that there may be changes in the SAR levels by affixing a label to the equipment.  The Ministry of Communications has appointed a consultant to create guidelines in that regard.  We and the other cellular operators have met with this consultant.  In August 2006, the consultant submitted his findings to the Ministry of Communications, but the Ministry of Communications has not yet issued any guidelines.  We are awaiting the publication of these guidelines before implementing these requirements.

Obtaining a license for importing or trading in spare parts that are likely to affect the level of non-ionizing radiation requires receipt of compliance approvals from the manufacturer of the parts or from a laboratory authorized by the Ministry of Communications.  To the best of our knowledge, to date no spare parts manufacturer has provided any cellular operator with such an approval and no laboratory has been authorized by the Ministry of Communications to issue such approvals.

Royalties

Under the Communications Law, the Israeli Communications Regulations (Royalties), 2001, and the terms of our general license from the Ministry of Communications, in 2007 we were required to pay the State of Israel royalties equal to 2.5% of our revenues generated from telecommunications services, less payments transferred to other license holders for interconnect fees or roaming services, sale of handsets and losses from bad debt.  The rate of these royalties has decreased in recent years, from 4.5% in 2002, to 4% in 2003 to 3.5% in 2004 and 2005, to 3% in 2006 and to 2.5% in 2007. It will continue to be reduced by 0.5% per year, until reaching a rate of 1%. A public committee appointed by the Ministry of Communications to review various issues in the Israeli communications market published its recommendations on March 2008, including that our obligation to pay royalties be annulled.  See “Item 4. Information on the Company – B Business Overview – Competition.”

Number Portability

As a result of an amendment to the Communications Law in March 2005, cellular and landline telephone operators were required to implement number portability by September 1, 2006.  Despite efforts to introduce the requisite technology and coordinate the transition to number portability by September 1, 2006, no cellular or landline operator has implemented number portability by that date. Number Portability was implemented in Israel in December 2, 2007. Number portability permits cellular and landline network subscribers in Israel to change network operators (from one cellular operator to another and from one landline operator to another) without having to change their telephone numbers. Number portability has further increased the competition in our market, as it removed a deterrent to switching providers. Since implementation of number portability, churn rates have slightly increased, but, to date, have not led to a significant change in the market shares of the cellular operators. In light of other countries' experience of an increased churn following number portability implementation, churn may still increase, though at present, some three months after its implementation, we are seeing signs of stabilization in the market. We have maintained a positive net subscriber additions since the introduction of number portability, in line with our expectations. Number portability has become an integral part of our operation and currently accounts to less than 20% of our sale transactions, the balance continues to be traditional sale transactions.

In May 2007, the Ministry of Communications notified its intention to impose monetary sanctions on telephony companies, including us, following non-implementation and operation of Number Portability, as of September 1, 2006. The intended monetary sanction applicable to us for the period commencing September 1, 2006 and ending November 30, 2007, is approximately NIS 6 million. We have submitted our objection to the aforementioned intended sanctions, to the Ministry of Communications.

Following implementation of number portability in Israel on December 2, 2007, the petition filed with the Supreme Court of Israel, in August 2006 by us and two other cellular operators against the Government of Israel and the Ministry of Communications to show cause for their failure to act in order to postpone the deadline for the implementation of number portability, was consensually withdrawn, without prejudice to the parties’ claims, at the request of the petitioners. A similar petition filed by a landline operator was so withdrawn as well.

 Frequency Fees

Frequency allocations for our cellular services are governed by the Wireless Telegraph Ordinance. We pay frequency fees to the State of Israel in accordance with the Israeli Wireless Telegraph Regulations (Licenses, Certificates and Fees), 1987.  We are currently in dispute with the Ministry of Communications over a sum of NIS 69 million (including interest and CPI linkage differences) as of December 31, 2007, in GSM and UMTS frequency fees.  For further information, see “Item 8 – Financial Information - Legal Proceedings.”

Mobile Virtual Network Operator

A mobile virtual network operator, or MVNO, is a cellular operator that does not own its own spectrum and usually does not have its own network infrastructure.  Instead, MVNOs have business arrangements with existing cellular operators to use their infrastructure and network for the MVNO’s own customers.  The introduction of the operation of MVNOs in the Israeli cellular market could increase competition, which may adversely affect our revenues.

In August 2007, the Israeli government instructed the Ministry of Communications to take all measures necessary to allow any MVNO, wishing to provide cellular services to the public using the network of a cellular operator to do so as of December 31, 2007.  In the event that an MVNO and the cellular operator will not have reached an agreement as to the provision of service by way of MVNO within six months from the date the MVNO has approached the cellular operator, the Ministry of Communications is authorized to examine the causes thereof. Should the Ministry of Communications determine that the failure to reach agreement is due to anticompetitive behavior of the cellular operator or due to a market failure, the Ministry of Communications may use its authority to provide instructions. Such instructions may include intervening in the terms of the agreement, including by setting the price of the service.

 In October 2007, the Ministry of Communications published an abstract of the recommendations of an international consulting firm hired by the Ministry of

Communications in order to examine the competition in the Israeli cellular market and advise the Ministry on the introduction of MVNOs. The consulting firm found the Israeli cellular market to be very competitive and recommended that the Ministry of Communications  refrain from forcefully introducing MVNOs into the Israeli cellular market. It also recommended to encourage their entrance by granting licenses and that the regulator interfere only in case of market failure. In March 2008, a public committee, appointed by the Ministry of Communications, further recommended an acceleration of the procedures necessary to allow the entry of MVNOs see “Item 4. Information on the Company – B. Business Overview – Competition” To the best of our knowledge, the Ministry of Communications has not taken any additional steps to further the entrance of MVNOs.

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

C.     ORGANIZATIONAL STRUCTURE

 The IDB Group

Our majority shareholder, DIC, is a majority-owned subsidiary of IDB Development Corporation Ltd., or IDB Development, which in turn is a majority-owned subsidiary of IDB Holding Corporation Ltd., or IDB, one of Israel’s largest business groups.  IDB, IDB Development and DIC are public Israeli companies traded on the Tel Aviv Stock Exchange.  See the footnote to the table under “Item 7.A – Major Shareholders” for information on the holdings in IDB.  We do not have any significant subsidiaries.

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

Real Estate in Modi’in

In November 2001, we were awarded a tender by the Israel Land Administration, or the ILA, for the development of a plot covering an area of approximately 74,500 square meters in Modi’in, Israel. According to the development agreement, we were to complete the development of the plot by November 2004. At that time, we had plans to establish our headquarters and logistics center in Modi’in, but we subsequently decided to establish our headquarters in Netanya.  As a result, we did not develop the plot.  In May 2006, we and the ILA signed a leasing agreement for the plot, for a period of 49 years beginning in November 2001, with an option which may be exercised by us to extend the lease period for  additional 49 years. The lease agreement is subject to the performance of our undertakings according to the development agreement. Additionally, the lease agreement includes our undertaking to complete the construction of the industrial buildings on the property by May 2007. We did not construct the buildings as originally contemplated.

In December 2007, we entered into an agreement with Bayside Land Corporation Ltd., or Bayside, a public company controlled by our controlling shareholders, for the sale of the plot to Bayside, in consideration of NIS 39 million plus value added tax. The transaction is subject to obtaining the consent of ILA to the transfer of our rights in the plot. In case the ILA does not give its consent to the transfer of rights, each party will be entitled to terminate the agreement, in which case any sums previously paid or placed in escrow by Bayside will be returned to Bayside. In case the ILA demands consent fees and/or any other payment following a claim (if made) as to our alleged failure to comply with the terms of the development agreement and/or the lease agreement, the parties will contest such demands.  If such demands are not revoked, we will bear their cost. In case such demands exceed 3% of the consideration (plus applicable VAT), we will be entitled to terminate the agreement, unless the parties or either one of us, decide to pay the difference between the said 3% and the ILA’s demands.

The Agreement includes other terms which are customary in similar transactions.

Service centers, points of sale and cell sites

As of December 31, 2007, we leased approximately 40 service centers, points of sale and other facilities, which are used for marketing, sales and customer service.  Lease agreements for our retail stores and service centers are generally for periods of two to three years, with extension options that vary by location.

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

ITEM 4A.       UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following operating and financial review and prospects should be read in conjunction with “Item 3. Key Information – A- Selected Financial Data” and our consolidated financial statements and accompanying notes appearing elsewhere in this annual report.  Our financial statements have been prepared in accordance with Israeli Generally Accepted Accounting Principles, or Israeli GAAP, which differ in certain respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.  Note 28 to the audited consolidated financial statements provides a description of the principal differences between Israeli GAAP and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of income and total shareholders’ equity, a description of how operating income under U.S. GAAP was determined, a condensed financial statement of cash flows under U.S. GAAP.

In accordance with the instructions of the Israeli Accounting Standard No. 29, “Adoption of International Financial Reporting Standards (IFRS)”, which was published in July 2006,  we have adopted IFRS as issued by the International Accounting Standards Board, with effect from January 1, 2008, based upon the guidance in IFRS 1, "First-time adoption of IFRSs" and will prepare our future financial statements according to IFRS. Following the adoption of IFRS, in our financial statements for the year 2008, we will be required to present comparative financial statements as at and for the year ended December 31, 2007, prepared in accordance with IFRS. In addition, we are required to disclose in our financial statements as of December 31, 2007 included elsewhere in this annual report, the balance sheet for that date and the income statement for the year then ended prepared in accordance with IFRS. For further details, see note 2.U.5. to our consolidated financial statements included elsewhere in this annual report.

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

This discussion contains forward-looking statements.  We have based these forward-looking statements on our current expectations and projections about future events.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many important factors, including those set forth under “Item 3. Key Information – D. Risk Factors” and elsewhere in this annual report.

A.     OPERATING RESULTS

Overview

General

We are the leading provider of cellular communications services in Israel in terms of number of subscribers, revenues from services, EBITDA and EBITDA margins as of December 31, 2007, providing services to approximately 3.073 million subscribers in Israel with an estimated market share of 34.4%.

We earn revenues and generate our primary sources of cash by offering a broad range of cellular services through our network covering substantially all of the populated territory of Israel.  These services include basic and advanced cellular telephone services, text and multimedia messaging services and advanced cellular content and data services. We also provide international roaming services to our subscribers in 171 countries as of December 31, 2007 as well as to subscribers of foreign networks visiting Israel. We offer our subscribers a wide selection of handsets of various leading global manufacturers as well as extended warranty services. We have an advanced fiber-optic transmission infrastructure of over 1,300 kilometer.  Together with our complementary microwave-based infrastructure, our fiber-optic infrastructure connects the majority of our cell sites with the remainder connected using supplemental transmission capacity leased from Bezeq, the incumbent landline operator.  Having our own transmission network enables us to save substantial operating cash lease costs that would be associated with complete reliance on Bezeq’s infrastructure, although these savings are partially offset by maintenance costs and microwave spectrum fees.  It also allows us to sell transmission and data services to business customers and telecommunications operators.  In April 2006, we received a license to provide landline telephone services in Israel as well and we began to offer these services to selected businesses in July 2006 and as of February 2008, we offer additional advanced landline services to selected landline business customers through our NGN system. Although we do not expect revenues from landline telephony services to amount to a material portion of our revenues in 2008, we consider landline telephone services to be a future growth opportunity and we believe that revenues from these services will increase significantly in 2008.

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

Our competitive landscape is characterized by a highly penetrated cellular market.  Competition is intense and attracting new subscribers and retaining existing subscribers has become increasingly difficult and costly. The competition in our market has further increased as a result of the implementation of number portability in December 2007, as it has removed a deterrent to switching providers. We intend to drive revenue growth primarily by: maintaining and enhancing our strong brand; retaining our existing subscribers; increasing our ARPU by offering new and advanced services as well as increasing our content, roaming and land line services revenues; and attracting new subscribers, mainly from other cellular operators. In particular, in addition to being an important factor in selecting a cellular provider, we believe that content and other value-added services are a potential growth engine for increasing revenues. Since the full launch of our 3.5G HSDPA based services, our revenues from our content and data services have demonstrated a  growth beyond our expectations. The cellular industry is primarily regulated by the Ministry of Communications.  See “Item 4. Information on the Company – B. Business Overview - Government Regulations.”  While our pricing is not generally regulated, certain of our rates are subject to regulation.  In particular, the annual reduction of interconnect tariffs by the Ministry of Communications commencing in March 2005 and ending in 2008, has adversely affected our results and requires us to find alternative sources of revenues to compensate for these reductions. Commencing January 1, 2009, the basic airtime charging unit, as well as the interconnect tariff unit, will decrease from the current 12-second basic charging unit to a one-second basic charging unit and in September 2007, our general license was further amended in a manner that prevents us from offering our subscribers calling plans using airtime charging units other than the basic airtime charging unit. These changes may result in a decrease in our revenues. We have been taking steps to address the effects of these amendments including initiating new and innovative marketing plans, such as "Cellcom by the Second" and "buckets of minutes" plans.

The construction and operation of our cell sites and other transmission facilities are highly regulated and require us to obtain various consents and permits. See “Item 4. Information on the Company – B. Business Overview - Government Regulations—Permits for Cell Site Construction.” We have experienced difficulties in obtaining some of these consents and permits, particularly in obtaining building permits for cell sites from local planning and building authorities. See “Item 3. Key Information – D. Risk Factors. We may not be able to obtain permits to construct and operate cell sites.”  However, even though 28 criminal and administrative proceedings (with four cell sites subject to demolition orders) are outstanding as of December 31, 2007, we do not expect that the demolition of these facilities would have a material impact on our results of operations and financial condition. We are also monitoring the legislative process with respect to the draft Non-Ionizing Radiation Regulations and National Zoning Plan 36, but until the process is completed and final drafts are enacted, we will not be in a position to assess their potential impact on our results of operations and financial condition.  Moreover, if we are unable to obtain or renew consents and permits or rely on exceptions from obtaining permits for our existing sites or other facilities, we will be required to demolish or relocate these cell sites and facilities. Our inability to relocate cell sites or other facilities in a timely manner and/or our inability to obtain the permits and consents for new cell sites, could adversely affect our existing network resulting in the loss of subscribers, prevent us from meeting the network coverage and quality requirements contained in our license and adversely impact our network build-out, all of which may have a material adverse result on our results of operations and financial condition.

Our profitability is also affected by other factors, including changes in our cost of revenues and selling, general and administrative expenses, including depreciation and finance expenses.

Following the acquisition by IDB of a majority interest in us in September 2005, IDB brought in a new management team, including Ami Erel, the Chairman of our Board of Directors, who has been President and CEO of Bezeq, Amos Shapira, our Chief Executive Officer who has been chief executive officer of Kimberly-Clark’s Israeli subsidiary and of El Al Airlines, Tal Raz, our Chief Financial Officer, one of the founders and formerly a director of Partner, one of our principal competitors and Adi Cohen, our VP Marketing, who had been marketing manager of Shufersal, Israel's largest retail chain, and previously, Partner's marketing manager. Our management team has implemented a series of initiatives to drive growth, including the continued enhancement of our distinctive brand, greater focus on customer service and new sales campaigns, including the launch of new content services.  In addition, from January 2006 to December 2006, our management’s cost-reduction efforts involved the reduction of our overall workforce, including higher-cost temporary workers, by over 6%, primarily through the elimination of over 18% of non-customer facing positions. In 2007 we further reduced our non-customer facing positions by 5%. This streamlining has improved our operating cost structure and reduced our general and administrative expenses. Following implementation of these initiatives, our revenues and operating income increased in 2006 by approximately 10% and 37%, respectively and in 2007 by approximately 8% and 30%, respectively (compared with 2006). During the second half of 2007, as part of our strategy to constantly improve service level and customer satisfaction and in preparation for the implementation of number portability, we enlarged our work force. Thereafter, we  began to reduce the workforce recruited in preparation for number portability, while maintaining an enlarged customer service and improved level of service. Notwithstanding these savings and management’s continued focus on cost cutting initiatives, we expect that selling expenses will continue to increase as a result of the increasing competition in the industry, due to the number portability and increased marketing efforts.  Further, the higher cost of 3G enabled handsets to support our advanced content and data services may increase the costs related to both subscriber acquisition and subscriber retention.

Our results are also impacted by currency fluctuations.  While substantially all of our revenues are denominated in NIS, for 2007, approximately 34% of cash outflow was denominated in, or linked to, other currencies, mainly U.S. dollars.  These payments included capital expenditures, some cell site rental fees, payments to equipment suppliers and payments of principal and interest on our credit facility (voluntarily prepaid in full in March 2008) .  Changes to the Israeli CPI, may also impact our results as our debentures and some of our expenses are linked to the Israeli CPI.  Any devaluation of the NIS against the U.S. dollar or other non-NIS currencies will therefore increase the NIS cost of our expenses that are not denominated in NIS or are linked to those currencies and any increase in the Israeli CPI will increase the financial expenses associated with our debentures.  We enter into derivative instruments to mitigate the effect of the various market risks associated with these expenses.  See “Item 11 —Quantitative and Qualitative Disclosures About Market Risk.”

Further, we incurred significant debt in late 2005 and in the first half of 2006, which increased our financial expenses compared with historical results.  We issued approximately NIS 2.0 billion principle amount of two series of debentures which bear interest at the rates of 5.0% and 5.3% and are linked to the Israeli CPI.  In addition, in October 2007, we issued two new series of debentures to the public in Israel, for a total principal amount of approximately NIS 1,072 million and in February 2008 we issued additional debentures of the two new series, for a total principal amount of approximately NIS 574.8 million. See “Item 5. Operating and Financial Review and Prospects – A. Debt Service”.

In February 2006, our Board of Directors adopted a policy to distribute each year at least 75% of our annual net income as determined under Israeli GAAP as dividends, subject to compliance with applicable law, our license and contractual obligations, and so long as the distribution would not be detrimental to our cash needs or any plans approved by our Board of Directors. In March 2007, our Board resolved to distribute dividends within the boundaries of the February 2006 dividend policy and until resolved otherwise, on a quarterly basis. During 2006, we distributed cash dividends in the aggregate amount of NIS 3.83 billion mainly from retained earnings accumulated over the previous years.  Prior to 2006, we had not distributed dividends since our inception.

With respect to the first nine months of 2007, we distributed cash dividends in the aggregate amount of approximately NIS 655 million. Our board of directors has also declared a cash dividend for the fourth quarter of 2007 of NIS 1.78 per share, or approximately NIS 173 million in the aggregate, and a one-time extraordinary dividend for the year 2007 of NIS 5.40 per share or approximately NIS 527 million in the aggregate.  When taken together, the fourth quarter dividend and the one-time extraordinary dividend for 2007 amount to NIS 7.18 per share, or approximately NIS 700 million, in the aggregate. The fourth quarter dividend and the one-time extraordinary dividend for the year 2007 will be funded out of a combination of net income for the fourth quarter and existing retained earnings at December 31, 2007.

Any dividends must be declared by our Board of Directors, which will take into account the factors set out in “Item 8. Financial Information – A. Statements and Other Financial Information - Dividend Policy”. The one-time extraordinary dividend for 2007 does not reflect any change to our dividend policy set out above. Further, the dividend per share that we will pay for the fourth quarter of 2007 does not reflect the level of dividends that will be paid for future quarterly periods, which can change at any time in accordance with the policy set out above. See “Item 8. Financial Information – A. Statements and Other Financial Information - Dividend Policy” and “—Liquidity and Capital Resources—Dividend payments.”  Also, In the future, our Board of Directors may determine that our cash needs for debt service, capital expenditures or operations may increase and that it would not be prudent to distribute dividends.

On February 9, 2007, we closed the initial public offering of our ordinary shares and their listing on the NYSE. The offering was made solely by certain of our existing shareholders, and we did not receive any proceeds.  The selling shareholders agreed to bear the out-of-pocket expenses of the offering.  This offering fulfilled the agreement of our majority shareholder, DIC, with some of our other shareholders to endeavor to cause us to undertake an initial public offering by 2009 and will enable us to take advantage of the equity and debt capital raising opportunities available to a public company in the capital markets, to have the ability to use equity based compensation schemes as a tool to incentivize management to generate positive operating results and to provide access to certain of our shareholders to sell their shares. In July 2007, our shares were dual listed on the TASE. As a public dual-listed company, our legal and financial compliance costs are higher than as a private company and some activities are more time-consuming and costly.

New Israeli accounting standard affecting measurement of fixed assets

In September 2006, the Israeli Accounting Standards Board published Israeli Accounting Standard No. 27, “Property, plant and equipment” which prescribes rules for the presentation, measurement and recognition of fixed assets and related disclosure.  Starting January 1, 2007, when this new standard took effect, we retroactively separated each individual material component of our network that has an estimated useful life that differs from the dominant asset within the network, mainly transmission equipment such as fiber-optic cables and infrastructure. Then, each component was retroactively depreciated over its own useful life.  The retroactive application of this standard increased our retained earnings as of January 1, 2007 by approximately NIS 285 million and had the following effect on our results of operations for all of the periods reported herein.

	Year Ended December 31,
	2003	2004	2005	2006
	(In NIS millions)
Decrease in depreciation expense	46	46	52	53
Decrease (increase) in deferred tax expense	(17)	(4)	(2)	(10)
Increase in capital loss	—	—	(2)	(1)
Increase in net income	29	42	48	42
Increase in basic and diluted earnings per ordinary shares	0.30	0.43	0.49	0.43

It also had a significant effect on our results of operations for 2007 and is expected to have significant effect on future periods.  See “—New Accounting Standards—Israeli Accounting Standard No. 27, “Property, plant and equipment”.”

Adoption of International Financial Reporting Standards

In July 2006, the Israeli Accounting Standards Board published Israeli Accounting Standard No. 29, “Adoption of International Financial Reporting Standards ("IFRS")”, under which we have to prepare our financial statements for periods beginning on and after January 1, 2008 according to IFRS.  In accordance with this standard, we included certain balance sheet data as of December 31, 2007, and income statement data for the year then ended, that were prepared according to the recognition, measurement and presentation principles of IFRS in our annual financial statements for December 31, 2007.

2006 Share Incentive Plan

In September 2006, our Board of Directors approved an option plan for our employees, officers and directors.  The plan has an initial pool of 2,500,000 shares in respect of which options and restricted stock units, or RSUs, may be granted.  In October and November 2006, we granted options to purchase an aggregate of 2,414,143 ordinary shares at an exercise price of $12.60 per share.  Among those grants were options to purchase up to 450,000 ordinary shares to each of Ami Erel, our Chairman of the Board, and Amos Shapira, our Chief Executive Officer.  The remainder of the options grants was made to our senior employees. In March 2007, we granted options to purchase an aggregate of 30,786 ordinary shares at an exercise price of $12.60 per share to certain of our senior employees, under the terms of the plan. During 2007, 4,721 options were exercised by senior employees, 3,234 options were canceled (due to our net exercise mechanism) and 40,078 options previously granted to senior employees were revoked and returned to the option pool. As of December 31, 2007, the number of outstanding options to purchase ordinary shares amounted to 2,396,896. However, the terms of the 2006 Share Inventive Plan provide for a net exercise mechanism, the result of which is to require us to issue a smaller number of ordinary shares than represented by the outstanding options.  Unless the Board of Directors otherwise approves, the number of ordinary shares issuable by us upon the exercise of an option will represent a market value that is equal to the difference between the market price of the ordinary shares and the option exercise price of the exercised options, at the date of exercise.

In general, the options and RSUs vest in four equal installments on each of the first, second, third and fourth anniversaries of the date of grant. Under Israeli GAAP, we are required to expense the grant date fair value of the options over their vesting period in accordance with Israeli Accounting Standard No. 24. The treatment under U.S. GAAP in accordance with SFAS 123R is the same.  In accordance with these standards, we estimate the total compensation cost related to the options granted to be approximately NIS 53 million, of which we expensed approximately NIS 29 million in 2007. This cost will be recognized over the vesting period commencing on February 9, 2007, the date of completion of our initial public offering.  However, the vesting of options and RSUs will be accelerated upon certain corporate events, including a merger, a consolidation, a sale of all or substantially all of our consolidated assets, or a sale of our ordinary shares held by IDB that leads to any reduction in IDB’s ownership to below 50.01%.  If we distribute cash dividends before the exercise of these options, the exercise price of each option will be reduced by an amount equal to the gross amount of the dividend per share distributed.

Revenues

We derive our revenues primarily from the sale of cellular network services (such as airtime), handsets and other services, including content and value added services, extended handset warranties and the provision of transmission and landline services.  Revenues from airtime are derived from subscribers originating calls on our network and from interconnect revenues from other operators for calls terminating on our network.  Revenues also include roaming charges that we bill to our subscribers for the use of the networks of our roaming partners outside Israel, to which we refer to as outbound roaming, and charges that we bill to our roaming partners whose subscribers use our network, to which we refer to as inbound roaming.

Cost of revenues

The principal components of our cost of revenues are interconnect fees, the purchase of handsets, accessories and spare parts, content cost, cell site leasing costs, outbound roaming services fees, royalty payments to the government of Israel, salaries and network development and maintenance. Our cost of revenues also includes depreciation of the cost of our network equipment and amortization of our spectrum licenses.  See “—Application of Critical Accounting Policies and Use of Estimates—Long-lived assets - depreciation.”

Selling and marketing expenses

Selling and marketing expenses consist primarily of sales force salaries and commissions, advertising, public relations and promotional expenses.  We compensate our sales force through salaries and incentives.  As we continue to focus our efforts on increasing sales of our products and services, we expect our sales commissions to rise accordingly.

General and administrative expenses

General and administrative expenses consist primarily of salaries and compensation, professional and consultancy fees, leases and maintenance of our offices, bad debt allowance, and other administrative expenses. Our general and administrative expenses also include depreciation and maintenance fees, mainly for our billing and information systems.

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

Income Tax

Generally, Israeli companies were subject to corporate tax on their taxable income at the rate of 35% for the 2004 tax year and 34% for the 2005 tax year.  Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961, which came into effect on January 1, 2006, the corporate tax rate was decreased to 31% for the 2006 tax year, 29% for the 2007 tax year and is scheduled to further decrease as follows: 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter.  Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived from assets purchased after January 1, 2003. A deferred tax asset or liability is created for temporary differences between income recognized for tax purposes and for accounting purposes.

On November 20, 2006, the Israeli Supreme Court overturned a previous ruling made by the Israeli District Court regarding the deductibility for tax purposes of financing expenses that might be attributed by the Israeli tax authorities to the financing of dividends.  Following this ruling, we recorded in 2006 and in the six month ending June 30, 2007, an additional tax provision of NIS 72 million, based on the possibility that part of our financing expenses accrued in 2006 will not be recognized as a deductible expense for tax purposes.  In October 2007, following new rulings by the Israeli Supreme Court, readdressing its previous ruling of November 2006, and based on our legal counsels' opinion, we have released the aforesaid tax provision and reduced the income tax expenses by approximately NIS 72 million, of which approximately NIS 55.5 million were recorded in 2006, during the three month period ended September 30, 2007.

Results of Operations - Comparison of 2005, 2006 and 2007

The following table sets forth key performance indicators for the periods indicated:

	Year Ended December 31,			Change*
	2005	2006	2007	2006 vs. 2005		2007 vs. 2006
Subscribers at end of period(1) (in thousands)	2,603	2,884	3,073	10.8%		6.6%
Period churn rate(1)(2)	15.0%	16.8%	16.3%	1.8	pp	(0.5	pp%)
Average monthly usage per subscriber (MOU) (in minutes)(1)(3)	321	333	348	3.7%		4.5%
Average monthly revenue per subscriber (ARPU) (1)(4) (in NIS)	151	149	149	(1.3%)		0.0%
Operating income (in NIS millions) **	754	1,034	1,341	37.1%		29.7%
Net income (in NIS millions) **	531	559	873	5.3%		56.2%
EBITDA(5) (in NIS millions)	1,643	1,864	2,115	13.5%		13.5%
Operating income margin(6) **	14.7%	18.4%	22.1%	3.7	pp	3.7	pp
EBITDA margin(7)	32.1%	33.2%	35.0%	1.1	pp	1.8	pp
__________
*	pp denotes percentage points and this measure of change is calculated by subtracting the 2005 measure from the 2006 measure and the 2006 measure from the 2007 measure, respectively.

**	Restated due to initial implementation of a new Israeli Accounting Standard No. 27 (see note 2.U.2. to our consolidated financial statements included elsewhere in this annual report).

(1)
Subscriber data refer to active subscribers. Until June 30, 2006, we had a three-month method of calculating our subscriber base, which means that we deducted subscribers from our subscriber base after three months of no revenue generation or activity on our network by or in relation to both the post-paid and pre-paid subscriber.  Commencing July 1, 2006, we adopted a six-month method of calculating our subscriber base, since many subscribers that were inactive for three months become active again before the end of six months. We have not restated our prior subscriber data presented in this table to reflect this change. The six-month method is, to the best of our knowledge, consistent with the methodology used by other cellular providers in Israel.  This change in methodology resulted in an increase of our number of reported subscribers by approximately 80,000 compared to the prior methodology and affected our other key performance indicators accordingly. We also revised our subscriber calculation methodology in 2005 but we have not restated prior subscriber data to conform to the new presentation.  We estimate that the change in methodology in 2005 led to an increase in our reported subscriber numbers of approximately 84,000.

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

(3)
Average monthly minutes of use per subscriber (MOU) is calculated by dividing the total billable minutes (of outgoing and incoming calls from other networks, excluding roaming usage) during the month, by the average number of subscribers during such month, and by dividing the sum of such results for all months in the reported period by the number of months in the period. MOU for 2006 was restated to reflect the impact of the change in the methodology of calculating our subscriber base implemented in July 2006, to allow comparison with 2007.  If the methodology of calculating our subscriber base had not changed in July 2006, the MOU for the years ended December 31, 2006 and December 31, 2007, would have been 343 and 357 minutes, respectively, which represents an increase of 6.9% and 11.2%, respectively, compared with the corresponding period in 2005.

(4)
Average monthly revenue per subscriber (ARPU) is calculated by dividing revenues from cellular services for the period by the average number of subscribers during the period and by dividing the result by the number of months in the period.  Revenues from inbound roaming services are included even though the number of subscribers in the equation does not include the users of those roaming services.  Inbound roaming services are included because ARPU is meant to capture all service revenues generated by a cellular network, including roaming services.  Revenues from sales of extended warranties are included because they represent recurring revenues generated by subscribers, but revenues from sales of handsets, repair services and transmission services are not.  We, and industry analysts, treat ARPU as a key performance indicator of a cellular operator because it is the closest meaningful measure of the contribution to service revenues made by an average subscriber. ARPU for 2006 was restated to reflect the impact of the change in the methodology of calculating our subscriber base implemented in July 2006, to allow comparison to 2007. If the methodology of calculating our subscriber base had not changed in July 2006, the ARPU for the year ended December 31, 2006 and for the year ended December 31, 2007 would have been NIS 153, which represents an increase of 1.3% compared with the corresponding period in 2005.

We have set out below the calculation of ARPU for each of the periods presented:

	Year Ended December 31,
	2005	2006	2007
	(In NIS millions, except number of subscribers and months)
Revenues	5,114	5,622	6,050
less revenues from equipment sales	565	636	663
less other revenues*	38	61	93

Revenues used in ARPU calculation (in NIS millions)	4,511	4,925	5,294
Average number of subscribers	2,489,453	2,757,133	2,955,855
Months during period	12	12	12
ARPU (in NIS, per month)**	151	149	149

*      Other revenues include revenues from repair services, transmission services and land line services.

**
ARPU for 2006 was restated to reflect the full impact of the change in the methodology of calculating our subscriber base implemented in July 2006, to allow comparison with 2007. If the change in methodology of calculating our subscriber base had not changed in July 2006, ARPU for the year ended December 31, 2006 and for the year ended December 31, 2007 would have been NIS 153.

(5)
EBITDA is a non-GAAP measure and is defined as income before financial income (expenses), net; other income (expenses), net; income tax; depreciation and amortization.  We present EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our recently incurred significant debt), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense and the impact of purchase accounting (affecting depreciation and amortization expense).  EBITDA should not be considered in isolation or as a substitute for operating income or other statement of operations or cash flow data prepared in accordance with Israeli GAAP as a measure of our profitability or liquidity.  EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this annual report, may not be comparable to similarly titled measures reported by other companies due to differences in the way these measures are calculated.

The following is a reconciliation of EBITDA with net income and operating income:

	Year Ended December 31,
	2005	2006	2007
	(In NIS millions)
Net income	* 531	* 559	873
Financial expenses (income), net	(24)	155	156
Other expenses (income), net	* 13	* 6	3
Income taxes	* 234	* 314	309
Operating income	* 754	* 1,034	1,341
Depreciation and amortization	* 889	* 830	774
EBITDA	1,643	1,864	2,115

* Restated due to initial implementation of a new Israeli Accounting Standard No. 27 (see note 2.U.2. to our consolidated financial statements included elsewhere in this annual report).

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

The following table sets forth our selected consolidated statements of operations as a percentage of total revenues from operations for the periods indicated:

	Year Ended December 31,
	2005	2006	2007
Revenues	100.0%	100.0%	100.0%
Cost of revenues	60.2%	58.2%	55.7%
Gross profit	39.8%	41.8%	44.3%
Selling and marketing expenses	12.2%	11.7%	11.3%
General and administrative expenses	12.8%	11.7%	10.8%
Operating income	14.8%	18.4%	22.2%
Financial income (expenses), net	0.5%	(2.8%)	(2.6%)
Other income (expenses), net	(0.3%)	(0.1%)	(0.1%)
Income before taxes	15.0%	15.5%	19.5%
Income tax	4.6%	5.6%	5.1%
Net income	10.4%	9.9%	14.4%

Revenues

	Year Ended December 31,			Change
	2005	2006	2007	2006 vs. 2005	2007 vs. 2006
	(In NIS millions)
Revenues	5,114	5,622	6,050	9.9%	7.6%

The increase in revenues in 2007 was due mainly to an increase of approximately 6.6% in our subscriber base, which led to an increase of approximately 12% in airtime usage (outgoing and incoming). Revenues also benefited from an increase in revenues from content and value added services (including SMS), an increase in roaming services and increase in revenues from sale of handsets and accessories, as well as significant increase in revenues from land-line services. The increase in revenues was partially offset by the reduction of interconnect tariffs by the Ministry of Communications in March 2007, the regulation in relation to calls ending in voicemail which came into effect in January 2007 and the ongoing airtime price erosion.

The increase in revenues in 2006 was due primarily to an increase of approximately 10.8% in our subscriber base (approximately 7.7% if our calculation methodology had not changed in 2006, as discussed above) and an increase in the average usage per subscriber leading to increased airtime usage.  Revenues also benefited from a relatively significant increase in roaming services and in content services.  In addition, revenues from handsets and accessories in 2006 increased compared with 2005. The increase in revenues was offset in part by the reduction of interconnect tariffs by the Ministry of Communications in March 2005 and again in March 2006. ARPU in 2006 remained the same as in 2005 due to the increase in revenue from content and roaming services and in airtime usage, being offset by the reduction in interconnect tariffs.

The following table sets forth the breakdown of our revenues for the periods indicated based on the various sources thereof:

	2005		2006		2007
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(NIS in millions)		(NIS in millions)		(NIS in millions)
Voice services:
Outgoing air time*	2,552	49.9%	2,683	47.7%	2,833	46.8%
Incoming air time	1,072	21.0%	1,145	20.4%	1,188	19.7%
Roaming	300	5.9%	379	6.7%	424	7.0%
Total voice services	3,924	76.8%	4,207	74.8%	4,445	73.5%
Content and value added services**	255	5.0%	338	6.0%	492	8.1%
Other services***	370	7.2%	441	7.9%	450	7.4%
Total services	4,549	89.0%	4,986	88.7%	5,387	89.0%
Handsets and accessories	565	11.0%	636	11.3%	663	11.0%
Total	5,114	100.0%	5,622	100.0%	6,050	100.0%
*	Including air time packages and interconnect.

**	Consists of content services, text messages and data services.

***	Consists of fixed monthly subscription fees, extended warranty fees, transmission and landline services and others.

During 2007, revenues from services (comprising approximately 89% of total revenues) increased by approximately 8%, compared with 2006.  This increase in revenues from services resulted mainly from an increase in our subscriber base of approximately 6.6% (mainly among “post-paid” subscribers), an increase in airtime usage and an increase in revenues from content and value added services and from roaming services. These increases were partially offset by the reduction in interconnect tariffs, the regulation in relation to calls ending in voicemail and the ongoing airtime price erosion.

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

During 2007, revenues from content and value added services increased by approximately 46% compared with 2006, mainly as a result of the growth in content services, text messages and sales of data packages, which is significantly attributable to the growth of our 3G subscriber base. As a percentage of service revenues, revenues from content and value added services increased to 9.1% in 2007 from 6.8% in 2006 and, as percentage of total revenues, from 6.0% to 8.1%.

From 2005 to 2006, the revenues from content and value added services, as a percentage of service revenues, increased from 5.6% to 6.8% respectively and, as percentage of total revenues, from 5.0% to 6.0%.

During 2007, revenues from other services slightly increased mainly as a result of the growth in extended warranty fees and sales of transmission and landline services, which was partially offset by a decrease in fixed monthly subscription fees.  As a percentage of revenues, revenues from other services decreased to 7.4% in 2007 from 7.9% in 2006, although the total amount of revenues from those services increased from NIS 441 million in 2006 to NIS 450 million in 2007.

From 2005 to 2006, the revenues from other services, as a percentage of revenues, increased from 7.2% to 7.9% correspondingly, and the amount of those services increased from NIS 370 million in 2005 to NIS 441 million in 2006.

Handset and accessories revenues (comprising approximately 11% of total revenues) during 2007 increased by 4.2% compared with 2006.  This increase primarily resulted from a larger amount of handsets sold during 2007, which was offset in part by a decrease in the average handset sale price, resulting from aggressive sales campaigns, mainly those launched in the fourth quarter of 2007.

Our revenues from the sale of handsets and accessories increased during 2006 by 12.6%, compared with 2005, as the result of an increase in the average handset sale price due to larger sales of advanced, more expensive, handsets in 2006.

The following table sets forth the breakdown of our revenues for the periods indicated based on the types of subscribers:

	2005		2006		2007
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(NIS in millions)		(NIS in millions)		(NIS in millions)
Individual*	2,805	54.8%	4,029	71.7%	4,377	72.3%
Business*	2,137	41.8%	1,437	25.5%	1,524	25.2%
Other**	172	3.4%	156	2.8%	149	2.5%
Total	5,114	100.0	5,622	100.0%	6,050	100.0%
*
We  now classify our SOHO (Small Office Home Office)  derived revenues as private (Individual) or Business. Previously, all SOHO revenues were presented as revenues related to Business subscribers. Revenues for 2006 were reclassified .  We didn’t reclassify  revenues for 2005 and therefore, the Individual and Business revenues for 2005 are not comparable to those for 2006 and 2007.

**	Consists of revenues from inbound roaming services and other services.

A breakdown of revenues according to types of subscribers (individual and business) during 2007 shows an approximately 9% increase in revenues attributable to individual subscribers and an approximately 6% increase in revenue attributable to business subscribers, compared with 2006. These increases are the result of a higher subscriber base and increased usage.

The following table sets forth the breakdown of our revenues for the periods indicated based on the types of subscription plans:

	2005		2006		2007
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(NIS in millions)		(NIS in millions)		(NIS in millions)
Pre-paid	682	13.3%	714	12.7%	729	12.0%
Post-paid	4,260	83.3%	4,752	84.5%	5,172	85.5%
Other*	172	3.4%	156	2.8%	149	2.5%
Total	5,114	100.0%	5,622	100.0%	6,050	100.0%
____________
* Consists of revenues from inbound roaming services and other services.

A breakdown of revenues according to types of subscription plans (pre-paid and post-paid) shows that the increase in revenues in 2007 compared with 2006 resulted mainly from post-paid subscribers.  This increase is primarily the result of an increase in revenues from services resulting from an increase in usage, in content and value-added services, in roaming services and from the expansion of our subscriber base.

A breakdown of revenues according to types of subscription plans (pre-paid and post-paid) shows that the increase in revenues in 2006 compared with 2005 resulted mainly from post-paid subscribers.  This increase is the result of an increase in the amount of advanced handsets sold, and an increase in revenues from services resulting from an increase in usage, an increase in content revenues and the expansion of our subscriber base.

Cost of revenues and gross profit

	Year Ended December 31,			Change
	2005	2006	2007	2006 vs. 2005	2007 vs. 2006
	(In NIS millions)
Cost of revenues-services	* 2,398	* 2,493	2,572	4.0%	3.2%
Cost of revenues-equipment	683	780	800	14.2%	2.6%
Total cost of revenues	3,081	3,273	3,372	6.2%	3.0%
Gross profit	2,033	2,349	2,678	15.5%	14.0%

* Restated due to initial implementation of a new Israeli Accounting Standard No. 27 (see note 2.U.2 to our consolidated financial statements included elsewhere in this annual report).

The increase in cost of revenues-services in 2007 resulted mainly from an increase in interconnect fees due to an increase in the number of outgoing calls ended in other operators' networks, and an increase in cost of content and value-added services due to increased usage. This increase also resulted from an increase in handsets repair cost due to higher maintenance cost for the advanced handsets sold.

The increase in cost of revenues-services in 2006 compared with 2005 resulted mainly from an increase in cost of content services, such as fees to content providers.  This increase was also affected by an increase in outbound roaming activity, resulting in an increase in payments to international cellular operators.

The increase in cost of revenues-equipment in 2007 resulted primarily from a larger amount of handsets sold during 2007, which was partially offset by increased efficiency in handset procurement, as well as a decline in the cost of accessories sold during 2007.

The increase in cost of revenues-equipment in 2006, compared with 2005, resulted mainly from an increase in the average handset cost due to a larger number of more expensive and advanced handsets sold.

The increase in gross profit in 2007 resulted mainly from increases in airtime usage, revenues from content and value added services and revenues from roaming services. These increases were partially offset by the reduction in interconnect tariffs, the regulation in relation to calls ending in voicemail and the ongoing airtime price erosion.

The improvement in gross profit in 2006, compared with 2005, was due primarily to higher airtime usage, an increase in roaming activity and an increase in content services.  This improvement was partially offset by the increase in our subsidizing of the cost of handsets sold.

Selling and marketing expenses and general and administrative expenses

	Year Ended December 31,			Change
	2005	2006	2007	2006 vs. 2005	2007 vs. 2006
	(In NIS millions)
Selling and marketing expenses	623	656	685	5.3%	4.4%
General and administrative expenses	656	659	652	0.5%	(1.1%)
Total	1,279	1,315	1,337	2.8%	1.7%

The increase in selling and marketing expenses in 2007 was due mainly to an increase in payroll expenses resulting from the expansion of our services and sales teams, as part of our strategy to constantly improve service level and customer satisfaction and in preparation for the implementation of number portability. The increase also resulted from an increase in customer retention expenses and marketing efforts, which included, among other things, innovative marketing campaigns. As a result of the expanded marketing of innovative new plans with a guaranteed income during 2007, we are required to defer sales commissions related to acquisition and retention of subscribers with guaranteed revenues and to recognize such commissions as intangible assets, to be amortized over the expected life of such subscribers' guaranteed revenues. We commenced deferring these commissions in the fourth quarter of 2007.  The deferred sales commissions in the fourth quarter of 2007 amounted to approximately NIS 19 million. The effect of deferral of sales commissions offsets in part the increase in other selling and marketing expenses in 2007.

Selling and marketing expenses increased in 2006 compared with 2005 as a result of investments in customer services and an increase in sales commissions as a result of higher handsets sales and expansion of our sale channels, which were partially offset by a decrease in our advertising expenses due to a reduced advertising budget in 2006 compared with 2005.

General and administrative expenses decreased in 2007 as a result of a decrease in bad debts and doubtful accounts expenses, in data processing expenses and in depreciation expenses. These decreases were partially offset by an increase in salaries expenses related to our share incentive plan and in professional services expenses, partially due to our becoming a publicly traded company.

General and administrative expenses remained steady in 2006 compared with 2005, primarily due to our streamlining measures, which started at the end of 2005 and included the elimination of over 18% of non-customer facing positions during 2006. In addition, there were decreases in insurance premiums and professional services expenses, which were offset by an increase in a specific provision for bad debts.

Financial and other income (expenses), net

	Year Ended December 31,
	2005	2006	2007
	(In NIS millions)
Financial income (expenses), net	24	(155)	(156)
Other income (expenses), net	*(13)	*(6)	(3)

* Restated due to initial implementation of a new Israeli Accounting Standard No. 27 (see note 2.U.2 to our consolidated financial statements included elsewhere in this annual report).

Financial expenses remained steady in 2007, compared with 2006, resulting primarily from an increase in interest and CPI linkage expenses associated with our debentures, due to the increase in our outstanding indebtedness following the issuance of our new series of debentures in October 2007 and the increased inflation rate of 2.8% in 2007 compared with deflation of 0.3% in 2006. This increase was offset by an increase in income from our hedging portfolio, constituting mainly gains from our CPI hedging transactions, a decrease in interest expenses related to our credit facility and an increase in interest income on our short term deposits.

The increase in financial expenses in 2006, compared with 2005, was due primarily to increased interest expenses as a result of the increase in our outstanding indebtedness following the issuance of our debentures in late 2005 and the first half of 2006, as well as the credit facility with a syndicate of Israeli and international banks arranged by Citibank that we entered into during the first quarter of 2006, raising a total of approximately NIS 3.6 billion.  See “— Liquidity and Capital Resources — Debt service — Credit facility from bank syndicate.”

Interest and CPI linkage expenses associated with the principal amount of the debentures, and interest expenses resulting from the credit facility with the bank syndicate led by Citibank incurred during 2007 and 2006 were approximately NIS 238 million and NIS 179 million, respectively.

Income tax

	Year Ended December 31,			Change
	2005	2006	2007	2006 vs. 2005	2007 vs. 2006
	(In NIS millions)
Income tax	* 234	* 314	309	34.2%	(1.6%)

* Restated due to initial implementation of a new Israeli Accounting Standard No. 27 (see note 2.U.2 to our consolidated financial statements included elsewhere in this annual report).

Income tax in 2007 decreased by 1.6%, compared with 2006, resulting from the release of the additional tax provision in the amount of approximately NIS 72 million, of which NIS 55.5 million was recorded in 2006, and from a reduced income tax rate of 29% in 2007 compared with 31% in 2006. This decrease was partially offset by the increase in income before tax.

The increase in income tax in 2006 compared with 2005 was primarily due to an additional tax provision of NIS 55.5 million following a decision of the Israeli Supreme Court in a case to which we were not a party.  On November 20, 2006, the Israeli Supreme Court overturned a previous ruling made by the Israeli District Court regarding the deductibility for tax purposes of financing expenses that might be attributed by the Israeli tax authorities to the financing of dividends.  Following this ruling, we recorded an additional tax provision of NIS 55.5 million in 2006, based on the possibility that part of our financing expenses accrued in 2006 will not be recognized as a deductible expense for tax purposes. While we believe that we had reasons justifying the recognition of these expenses, or part of them, for tax purposes, as of the date of the financial statements for the year ended December 31, 2006, the level of certainty required in order to recognize these expenses did not exist.

The increase in income tax in 2006 was also due to a higher income before income tax, which was partially offset due to a lower income tax rate of 31% in 2006 compared with 34% in 2005.

Net income

	Year Ended December 31,			Change
	2005	2006	2007	2006 vs. 2005	2007 vs. 2006
	(In NIS millions)
Net income	* 531	* 559	873	5.3%	56.2%

* Restated due to initial implementation of a new Israeli Accounting Standard No. 27 (see note 2.U.2 to our consolidated financial statements included elsewhere in this annual report).

The increase in net income in 2007 was due primarily to an increase of 7.6% in revenues and an increase of only 2.6% in total operating expenses, leading to an increase of 35.4% in income before taxes. The increase also resulted from a decrease of 1.6% in income tax, due to the release of the tax provision recorded in 2006 and the reduction in income tax rate.

The increase in net income in 2006 compared with 2005, was due primarily to a significant increase in revenues, which was partially offset by the increase in income tax and a significant increase in financial expenses as a result of our new capital structure.

U.S. GAAP Results

For the years ended December 31, 2005, 2006 and 2007, our net income in accordance with Israeli GAAP was NIS 531 million, NIS 559 million and NIS 873 million compared with NIS 491 million, NIS 494 million and NIS 869 (on a combined basis), respectively under U.S. GAAP.  Note 28 to our consolidated financial statements summarizes the principal differences between Israeli and U.S. GAAP that affect our financial results.  Our net income is not significantly different under U.S. GAAP from the results under Israeli GAAP due to the offsetting impact of some of the differences.  The principal differences affecting our results of operations is:

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

B. LIQUIDITY AND CAPITAL RESOURCES

General

Our liquidity requirements relate primarily to working capital requirements, debt service, capital expenditures for the expansion and improvement of our networks and payment of dividends.  Until the end of 2005, these requirements had been funded largely through funds generated from operations and bank borrowings.  However, in late 2005 and the first half of 2006, we raised significant additional capital by issuing two series of debentures in the aggregate principal amount of approximately NIS 2.0 billion ($520 million) and by establishing a credit facility of $350 million (voluntarily prepaid in full and terminated in March 2008).  Our Board, at the request of our shareholders, determined to incur such debt, and pay dividends in excess of the amount of such debt with available cash and proceeds of the borrowings, to increase the leverage in our capital structure and improve our shareholders’ expected rate of return on our equity.  In addition, in October 2007, we issued two new series of debentures to the public in Israel, for a total principal amount of approximately NIS 1,072 million and in February 2008 we issued, in a private placement, additional debentures of these two new series, for a total principal amount of approximately NIS 574.8 million.

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

In February 2006, our Board of Directors adopted a policy to distribute each year at least 75% of our annual net income as determined under Israeli GAAP, subject to compliance with applicable law, our license and contractual obligations  and so long as the distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors.  See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy.”  It is possible that our Board of Directors’ estimate of our cash needs will be incorrect, or that events could occur that could increase our cash needs beyond anticipated.  If that occurs, we may not have sufficient cash to cover these needs as a result of prior dividend payments, and we would need to identify additional sources of financing, which could include equity or debt financing.  We may not be able to obtain such financing on acceptable terms or at all.

Dividend payments

During 2007, we distributed cash dividends in the aggregate amount of NIS 655 million ($170 million) based on net income and existing retained earnings. During 2006, we distributed cash dividends in the aggregate amount of NIS 3.83 billion ($996 million) based on retained earnings accumulated since our inception.  We did not distribute any dividends prior to 2006.

Debt service

Public debentures

In December 2005 and January 2006, we issued two series of debentures to institutional and other investors in private placements.  In May 2006, we issued additional debentures of the existing two series.  The debentures are listed on the Tel Aviv Stock Exchange.  The debentures consist of NIS 1.065 billion ($277 million) aggregate principal amount of Series A Debentures and approximately NIS 925 million ($241 million) aggregate principal amount of Series B Debentures.  The Series A Debentures bear interest at the rate of 5.0% per year, linked to the Israeli CPI.  The principal is payable in nine semiannual payments commencing in July 2008, and the interest is payable semiannually commencing in July 2006.  The Series B Debentures bear interest at the rate of 5.3% per year, linked to the Israeli CPI.  The principal is payable in five annual payments commencing in January 2013, and the interest is payable annually commencing in January 2007.

The Series A and B debentures are unsecured and do not restrict our ability to issue additional debentures of any class or distribute dividends in the future. The Series A and B debentures contain standard terms and obligations including restriction on our ability to create liens on our assets, other than fixed liens on assets provided in connection with financing the purchase of such assets.

In October 2007 we issued two new series of debentures (Series C and Series D) to the public in Israel. The debentures are listed for trading on the Tel Aviv Stock Exchange.

The new Series C and D Debentures were issued for a total principal amount of NIS 245 million and approximately NIS 827 million, respectively. The Series C principal is payable in nine equal semiannual payments on March 1 and September 1, for each of the years 2009 through 2012 (inclusive) and on March 1, 2013. The interest on Series C debentures will be paid semiannually on March 1 and on September 1, for each of the years 2008 through 2012 (inclusive) and on March 1, 2013. The Series D principal is payable in five equal annual payments on July 1, for each of the years 2013 through 2017 (inclusive). The interest on Series D debentures will be paid annually on July 1, for each of the years 2008 through 2017 (inclusive). Series C and D debentures bear an annual interest of 4.60% and 5.19%, respectively and are linked (principal and interest) to the Israeli CPI for August 2007.

In February 2008 we issued, in a private placement, additional debentures of Series C in a principal amount of NIS 81 million and additional Series D Debentures in a principal amount of approximately NIS 493.8 million.

The Series C and D debentures are unsecured and do not restrict our ability to issue additional debentures of any class or distribute dividends in the future.  The Series C and D debentures contain standard terms and obligations.

Credit facility from bank syndicate

In March 2006, we entered into an unsecured syndicated facility agreement with a number of Israeli and international banks arranged by Citibank N.A. and Citibank International plc, which provided for a term loan of $280 million and a revolving credit facility of up to $70 million. In April 2006, we converted part of the dollar based loan into a shekel based loan. In November 2007 we voluntarily prepaid a principal amount of approximately $140 million (comprising of $85 million denominated in US$ and approximately NIS 253 million denominated in NIS), representing approximately 50% of the balance of the loan and in March 2008 we voluntarily prepaid the balance of the loan (approximately $140 million, comprising of $85 million denominated in US$ and approximately NIS 253 million denominated in NIS) and terminated the facility.  As at December 31, 2007, the balance of the loan totaled approximately NIS 580 million ($85 million denominated in US$ and NIS 253 million denominated in NIS) and the revolving credit facility was not used.

Other credit facilities

As of December 31, 2007, there were no other credit facilities outstanding.

Capital expenditures

Our accrual capital expenditure in 2005, 2006 and 2007 amounted to NIS 747 million, NIS 521 million and NIS 573 million, respectively. Accrual capital expenditure is defined as investment in fixed assets and intangible assets, such as spectrum licenses, during a given period.  For the periods under review, a key focus of our capital investment has been the introduction of our 1800MHz GSM/GPRS/EDGE network and the build out of our UMTS/HSPA network.

Cash flows from operating activities

Cash flows from operating activities increased by 11.3% in 2007 to NIS 1,644 million from NIS 1,477 million in 2006, due primarily to the increase in operating income.

In 2006, our cash flows from operating activities increased by 16.0%, to NIS 1,477 from NIS 1,272 million in 2005, due primarily to the increase in operating income.

Cash flows from investing activities

The net cash flows from operating activities is the main capital resource for our investment activities. In 2005, 2006 and 2007, our net cash used in investing activities amounted to NIS 619 million, NIS 633 million and NIS 571 million, respectively.  The payments were primarily for the expansion of the technological network and information systems infrastructures.

Cash flows from financing activities

In 2007, the net cash used in financing activities amounted to NIS 218 million compared with NIS 2,560 in 2006.

During 2007 we voluntarily prepaid NIS 645 million of long-term loans and received net amount of NIS 1,066 million from the issuance of two new series of debentures in October 2007. Furthermore, during 2007, we paid cash dividends in the amount of NIS 639 million (excluding withholding tax for the last dividend distribution, which was paid subsequent to balance sheet date

The net cash used in financing activities during 2006 amounted to NIS 2,560 million, compared with net cash provided by financing activities of NIS 1,114 million during 2005.

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

During 2006 and 2007, the average outstanding amount of long-term liabilities (long-term loans and debentures) was NIS 3.2 billion.

During 2005, the monthly average outstanding amount of short-term credit was NIS 50 million.  For the same period, the average outstanding amount of long-term loans was NIS 544 million.

Working capital

Our working capital as of December 31, 2007 was NIS 771 million, compared with working capital of NIS 237 million as of December 31, 2006.  The increase in working capital is mainly the result of the increase in cash and cash-equivalents, resulting mainly from the issuance of our two new series of debentures in October 2007, which was partially offset by an increase in our short-term credit.

Our working capital as of December 31, 2006 was NIS 237 million, compared with working capital of NIS 1,909 million as of December 31, 2005.  The decline in working capital was the result of the decline in cash and cash-equivalents, resulting from the payment of cash dividends to our shareholders during 2006.

Trade receivables

Trade receivables consist of outstanding amounts due from customers, mainly for cellular services and handsets and accessories, net of the allowance for doubtful accounts.  Most of our handset sales are made on an installment basis (generally, 36 monthly payments).  Installments due in the twelve months following the balance sheet date are included in current trade receivables; the remaining installments are included in long-term receivables.  As of December 31, 2007, net trade receivables amounted to NIS 1,385 million compared to NIS 1,242 million as at December 31, 2006.  This increase was primarily due to the increase in our revenues.  The current maturity of long-term receivables as of December 31, 2007 was NIS 626 million.

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

F.     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Set forth below is a description of our contractual cash obligations, in millions of NIS, as of December 31, 2007.

	Total	2008	2009- 2011	2012-2013	2014 and Beyond
Long-term debt obligations (including interest)(1)(2)	4,684	537	1,663	879	1,605
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	1,626	243	596	230	557
Purchase obligations	235	235	—	—	—
Other long-term liabilities reflected on our balance sheet under GAAP	—	—	—	—	—
Total	6,545	1,015	2,259	1,109	2,162

Set forth below is a proforma table of our contractual obligations, in millions of NIS, to reflect the issuance of our additional debentures, Series C and D, in February 2008 and the voluntary prepayment of the balance of our loan under the credit facility in March 2008. Other parameters remain as presented as at December 31, 2007.

	Total	2008	2009- 2011	2012-2013	2014 and Beyond
Long-term debt obligations (including interest)(1)(2)	5,422	879	1,434	1,057	2,052
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	1,626	243	596	230	557
Purchase obligations	235	235	—	—	—
Other long-term liabilities reflected on our balance sheet under GAAP	—	—	—	—	—
Total	7,283	1,357	2,030	1,287	2,609

(1)
Interest on our credit facilities is calculated using two-month LIBOR plus a margin of 0.8% and two-month TELBOR plus a margin of 0.97%, using LIBOR and TELBOR in effect in November 2007.  Because the interest rate under the credit facility is variable, actual payments may differ.

(2)
Interest does not include (a) payments that could be required under our interest-rate swap agreements; such payments will depend upon changes in interest rates and could vary significantly, or (b) any increase in interest that would be required based on increases in the Israeli CPI.

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

Assumptions / approach used

Until December 31, 2006, we depreciated our network equipment by the straight-line method, on the basis of the estimated useful lives of the dominant asset within each group of assets, mainly over 6.7 years (15% per year).  On January 1, 2007, a new Israeli accounting standard came into effect, pursuant to which we retroactively separated individual components with estimated useful lives that are different from the entire network, mainly transmission equipment (such as fiber-optic cables) and infrastructures.  The retroactive application of this depreciation of individual components had a material effect on our results of operations and financial position for all of the reported periods.  See “—New Accounting Standards—Israeli Accounting Standard No. 27, “Property, plant and equipment”.”  Leasehold improvements are depreciated over the shorter of their estimated useful lives or lease terms that are reasonably assured.  We periodically review changes in our technology and industry conditions to determine adjustments to estimated remaining useful lives and depreciation rates.  Such adjustments would affect depreciation prospectively.

Effect if different assumptions used

Changes in technology or changes in our intended use of these assets can cause the estimated period of use or the value of these assets to change.  Actual economic lives may differ from estimated useful lives.  Periodic reviews could result in a change in our assets’ depreciable lives, and therefore, in our depreciation expense in future periods.

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

Since our incorporation, we have written down an aggregate amount of NIS 10 million of the value of our real estate property in Modi’in, Israel, which was reversed in December 2007, as a result of a periodic review of the value of the aforesaid asset, in accordance with Israeli Accounting Standard No. 15.

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

New Accounting Standards

Israeli Accounting Standard No. 26, “Inventory”

In August 2006, the Israel Accounting Standards Board published Israeli Accounting Standard No. 26, “Inventory.” This standard provides guidelines for determining the cost of inventory and its subsequent recognition as an expense as well as for determining impairment in value of inventory written down to net realizable value of the inventory. This standard also provides guidelines regarding cost formulas used to allocate costs to various types of inventory.  This standard applies to financial statements for periods beginning on or after January 1, 2007.  Implementation of Standard No. 26 did not have a material effect on our results of operations and financial position.

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

Standard No. 27 applies to financial statements for periods beginning on January 1, 2007, and was adopted on a retroactive basis, except for asset retirement obligations, for which the initial adoption was in accordance with the provisions of Standard No. 27.

The initial implementation of Standard No. 27 had the following effects:

Asset retirement obligations

Implementation of Standard No. 27 resulted in the initial recognition of liabilities to dismantle and remove assets and to restore the site with respect to our cell sites, retail stores and general and administrative facilities, and accordingly  increased our net book value of the fixed assets and our long-term liabilities due to the obligation for asset retirement. Also, there was a decrease in retained earnings as of January 1, 2007, in the amount of approximately NIS 5 million, net of related taxes.  The additional cost will be recognized over the useful life of the asset.  The obligation is recognized at fair value, and the accretion expense will be recognized over time as the discounted liability is accreted to its expected settlement value.

Components depreciation

Before adoption of Standard No. 27, we utilized group depreciation for our network and transmission equipment and depreciation had been calculated on the basis of the estimated useful life of the dominant asset within each group. Upon adoption of Standard No. 27, starting January 1, 2007, we retroactively separated individual components with estimated useful lives that are different from the entire network, mainly transmission equipment such as fiber-optic cables and infrastructure. The retroactive application of this components depreciation increased our retained earnings as of January 1, 2007, in the amount of approximately NIS 290 million.  It is expected to have a significant effect on our results of operations for future periods.

Israeli Accounting Standard No. 29, “Adoption of International Financial Reporting Standards (“IFRS”)”

In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29, “Adoption of International Financial Reporting Standards (“IFRS”)”, under which, we have to prepare our financial statements for periods beginning on and after January 1, 2008 according to IFRS.  The standard permits early adoption for financial statements released after July 31, 2006.

In accordance with this standard, we are required to include in our annual financial statements for December 31, 2007, balance sheet data as at December 31, 2007 and statement of operations data for the year then ended, that have been prepared according to the recognition, measurement and presentation principles of IFRS. For details, see note 2.U.5 to our consolidated financial statements included elsewhere in this annual report.

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

Impact of Recently Issued U.S. GAAP Accounting Standards

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, “Fair Value Measurements”. This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of this standard are effective for us beginning January 1, 2008. The Financial Accounting Standards Board issued a Staff Position to defer the effective date of this standard for one year for all non financial assets and non financial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. We do not expect the adoption of this standard will have material impact on our consolidated financial statements.

  In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This standard permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. The provisions of this standard are effective for us beginning January 1, 2008. We do not expect the adoption of this standard will have an impact on our consolidated financial statements.

  In December 2007, the Financial Accounting Standards Board issued SFAS No. 141 (revised 2007), “Business Combinations”. This standard establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. This standard also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This standard is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. We are currently evaluating the potential impact, if any, of the adoption of this standard on our consolidated results of operations and financial condition.

 In December 2007, the Financial Accounting Standards Board issued SFAS No. 160, “Non controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51". This standard requires that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. This standard is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We do not expect the adoption of this standard will have significant impact on our consolidated financial statement.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors, executive officers and other key employees as of December 31, 2007:
Name	Age	Position
Ami Erel (2), (3)	60	Chairman of the Board
Nochi Dankner (3)	53	Director
Isaac Manor	66	Director
Shay Livnat (2), (3)	49	Director
Raanan Cohen (1), (2), (4)	40	Director
Oren Lieder (1), (2)	59	Director
Avraham Bigger	61	Director
Rafi Bisker (2) (4)	56	Director
Shlomo Waxe (1), (2), (4)	61	Independent Director
Joseph Barnea (1), (2), (3), (4)	72	Independent / External Director
Ronit Baytel (1)	40	Independent / External Director
Amos Shapira	58	President and Chief Executive Officer
Tal Raz	46	Chief Financial Officer
Adi Cohen	42	Vice President of Marketing
Eliezer (Lipa) Ogman	54	Chief Technology Officer
Isaiah Rozenberg	47	Vice President of Engineering and Network Operation
Itamar Bartov	45	Vice President of Executive and Regulatory Affairs
Refael Poran	59	Vice President of Business Customers
Meir Barav	50	Vice President of Sales and Services
Ronit Ben-Basat	40	Vice President of Human Resources
Amos Maor	44	Vice President of Operations and Supply Chain
Liat Menahemi-Stadler	41	General Legal Counsel
Gil Ben-Itzhak	42	Controller
__________
(1)	Member of our Audit Committee; As of February 2008, the Audit Committee consists of independent directors solely: Messrs. Barnea (chairman), Baytel and Waxe.

(2)	Member of our Cost Analysis Committee.

(3)	Member of our Option Committee. Mr. Barnea was appointed to the option committee in January 2008.

(4)	Member of our Security Committee.

Ami Erel has served as Chairman of our Board of Directors since 2005. Mr. Erel has served as President and Chief Executive Officer of Discount Investment Corporation Ltd. since 2001. From March to December 2007, Mr. Erel also served as the Chief Executive Officer of NetVision Ltd., where he served prior to March 2007 and continues to serve from January 2008, as Chairman of the board of directors. From 1999 to 2001, he served as President of Elron Electronic Industries Ltd., where he continues to serve as a member of the Board of Directors and also served, until January 2007, as Chairman of the board of directors. From 1997 to 1999, he served as President and Chief Executive Officer of Bezeq – The Israeli Telecommunications Corporation Ltd.  Mr. Erel also serves as the Chairman of the board of directors of Koor Industries Ltd. and as a member of the boards of directors of Makhteshim-Agan Industries Ltd., Shufersal Ltd., Property and Building Corporation Ltd. and other IDB group companies.  Mr. Erel has served as the chairman of the executive committee of the Manufacturers Association of Israel since 2005.  Mr. Erel holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology.

Nochi Dankner has served as a member of our Board of Directors since 2005.  Mr. Dankner currently serves as Chairman of the board of directors and Chief Executive Officer of IDB Holding Corporation Ltd.  Mr. Dankner also serves as Chairman of the boards of directors of IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Clal Industries and Investments Ltd., Ganden Holdings Ltd. and various private companies, and as a member of the boards of directors of Elron Electronic Industries Ltd., Clal Insurance Enterprises Holdings Ltd., Clal Insurance Company Ltd., Shufersal Ltd., Property and Building Corporation Ltd., American Israeli Paper Mills Ltd., Koor Industries Ltd., Makhteshim-Agan Industries Ltd. and various private companies.  Mr. Dankner also serves as the Chairman of the IDB fund “For the Community” (a non-profit organization), as a member of “Matan-Your Way to Give” (a non-profit organization), as a member of the management committee of the Association of Friends of the Tel Aviv Sourasky Medical Center, and as a member of the board of trustees of Tel Aviv University.  Mr. Dankner holds an L.L.B. and a B.A. in political science, both from Tel Aviv University.

Isaac Manor has served as a member of our Board of Directors since 2005.  Mr. Manor has served as the Deputy Chairman of the board of directors of IDB Holding Corporation Ltd. since 2003.  From 1976 to 2001, he served as Chief Executive Officer of companies in the automobile sector of the David Lubinsky group, the importer of Peugeot and Citroen automobiles to Israel, where he currently serves as the Chairman of the board of directors.  Mr. Manor also serves as a member of the board of directors of IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Clal Industries and Investments Ltd., Shufersal Ltd., Property and Building Corporation Ltd., American Israeli Paper Mills Ltd., Clal Insurance Enterprises Holdings Ltd., Union Bank of Israel Ltd., Koor Industries Ltd., Makhteshim-Agan Industries Ltd. and various private companies.  Mr. Manor holds an executive M.B.A. from the Hebrew University.

Shay Livnat has served as a member of our Board of Directors since 2005.  Mr. Livnat has served as the Chief Executive Officer of Zoe Holdings Ltd., a holding company that manages a diverse portfolio of international telecommunications operations and hi-tech companies, which was founded by him in 1988, since 2001.  From 1988 to 1998, he served as Chief Executive Officer of Tashtit Ltd.  Mr. Livnat also serves as a member of the boards of directors of IDB Development Corporation Ltd., Clal Industries and Investments Ltd., Clal Insurance Enterprises Holdings Ltd., Elron Electronic Industries Ltd. and various private companies.  Mr. Livnat serves as a member of the executive committee of the University of Haifa.  Mr. Livnat holds a B.A. in electrical engineering from Fairleigh Dickinson University in New Jersey, USA.

Raanan Cohen has served as a member of our Board of Directors since 2000.  Mr. Cohen has served as Chief Executive Officer of Koor Industries Ltd. since July 2006.  From 2004 to 2006, he served as Chief Executive Officer of Scailex Corporation Ltd..  Since 2001 he has served as Vice President of Discount Investment Corporation Ltd., having previously served, from 1999 to 2001, as executive assistant to the chief executive officer of Discount Investment Corporation Ltd.  From 1997 to 1999, he was an associate at McKinsey & Company Inc., London.  Mr. Cohen also serves as a member of the boards of directors of Makhteshim-Agan Industries Ltd., Property and Building Corporation Ltd. and various private companies..  Mr. Cohen is a member of the Israeli Bar Association and holds an L.L.B. and a B.A. in economics from Tel Aviv University and an M.B.A. in management from the J.L. Kellogg Graduate School of management of Northwestern University.

Oren Lieder has served as a member of our Board of Directors since 2005.  Mr. Lieder has served as Senior Vice President and Chief Financial Officer of Discount Investment Corporation Ltd. since 2003.  From 1997 to 2002, he served as the Chief Financial Officer of Bezeq – The Israeli Telecommunications Corporation Ltd.  From 1989 to 1996, he served as Chief Financial Officer of Zim Israel Navigation Company Ltd.  Mr. Lieder also serves as a member of the boards of directors of Ham-Let (Israel Canada) Ltd., Shufersal Ltd., Makhteshim-Agan Industries Ltd., Property and Building Corporation Ltd., Bayside Land Corporation Ltd. and various private companies.  Mr. Lieder serves as a member of the board of trustees and investment committee of the University of Haifa.  Mr. Lieder holds a B.A. in economics and statistics from the University of Haifa.

Avraham Bigger has served as a member of our Board of Directors since 2005.  Mr. Bigger is the owner and managing director of three family-owned companies. Since October 2006, Mr. Bigger has served as the Chairman, and since January 2007 he has also served as Chief Executive Officer of Makhteshim-Agan Industries Ltd. From June 2003 to July 2007, Mr. Bigger served as the Chairman of the board of directors of Shufersal Ltd. Mr. Bigger also serves as the chairman of the boards of directors of various private companies; as the Deputy Chairman of the Caesarea Edmond Benjamin De Rothschild Foundation and the Caesarea Edmond Benjamin De Rothschild Development Corporation Ltd.; and as a member of the boards of directors of the First International Bank of Israel Ltd. and various private companies. Mr. Bigger holds a B.A. in economics and an M.B.A. from the Hebrew University.

Rafi Bisker has served as a member of our Board of Directors since 2006.  Mr. Bisker currently serves as Chief Executive Officer of Ganden Real Estate Ltd., co-Chairman of Shufersal Ltd. and as the Chairman of Property and Building Corporation Ltd., Bayside Land Corporation Ltd. and various private companies.  From 2000 to 2005, he served as Chief Executive Officer of Ganden Holdings Ltd.  From 1989 to 1999, he served as Chief Executive Officer of Dankner Investments Ltd.  Mr. Bisker also serves as a member of the boards of directors of IDB Holding Corporation Ltd., IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Clal Industries and Investments Ltd., Koor Industries Ltd., Ganden Holdings Ltd., ISPRO The Israel Properties Rental Corporation Ltd., Mehadrin Ltd., and various private companies.  Mr. Bisker holds a B.Sc. in civil engineering from the Technion, Israel Institute of Technology.

Shlomo Waxe has served as a member of our Board of Directors since 2006.  Mr. Waxe has served as Director General of the Israel Association of Electronics and Software Industries since 2006.  From 2002 to 2005, he worked in the field of communications management and consultancy.  From 1999 to 2001, he served as Chief Executive Officer of Zeevi Communications Ltd.  From 1997 to 1999, he served as a consultant to cellular communications projects in Sao Paulo, Brazil and in Northeast Brazil.  From 1993 to 1997, he served as the Director General of Israel’s Ministry of Communications.  From 1990 to 1993, he served as commanding officer of the signal, electronics and computer corps of the Israel Defense Forces and he is a retired brigadier general. Mr. Waxe also serves as a member of the boards of directors of Tambour Ltd., C. Mer Industries Ltd. and Shrem, Fudim – Technologies Ltd.  Mr. Waxe holds a B.A. in political science from the University of Haifa.

Joseph Barnea has served as a member of our Board of Directors since May 2007. Mr Barnea is a retired businessman.  He served as the Chief Executive Officer of Oxygen & Argon Works Ltd. from 1987 to 2005 and continued to serve as a member of its management until 2006. From 1985 to 1987, he served as the Chief Executive Officer of Telkoor Ltd.

From 1980 to 1985, he served as a Vice President of Elscint Medical Imaging Ltd. Mr. Barnea is a member of the Presidency of the Israeli Industrialists Association and until recently served as the Chairman of its Chemistry and Environment Association, and from 2005 a member of the boards of the Israeli Export Institute and the Israeli Standards Institute. From 2001 to 2004 he served as Chairman and President of the International Oxygen Manufacturers Association (IOMA) USA. He served as Deputy Commander of the signal, electronics and computer corps of the Israeli Defense Forces.  Mr. Barnea holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology and an M.Sc. in electrical engineering from Columbia University, New York, USA.

Ronit Baytel has served as a member of our Board of Directors since May 2007. Ms. Baytel is a director  in the finance department of Ormat Technologies, Inc., a company listed on the NYSE, in charge of SOX internal controls in the preparation of financial statements and, tax and special projects. From 1998 to 2005 she served as senior manager at Kesselman & Kesselman, a certified public accountants firm in Israel, which is a member of the international PriceWaterhouseCoopers Accountants firm. Ms. Baytel is a certified public accountant and holds a B.A. in economics and accountancy from the Tel Aviv University and an M.B.A. from the Hebrew University.

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

Adi Cohen has served as our Vice President of Marketing since 2006. From 2003 to 2006, Mr. Cohen served as marketing manager of Shufersal Ltd. From 2002 to 2003, he served as Chief Executive Officer of ERN Israel Ltd. From 1998 to 2003, he served as marketing manager of Partner Communications Company Ltd.  Mr. Cohen holds a B.A. in economics and an M.B.A., both from the Hebrew University.

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

Liat Menahemi Stadler has served as our General Legal Counsel and Corporate Secretary since 2006. From 2000 to 2006, Ms. Menahemi Stadler served as head of the technology and general purchasing division of our legal department.  She has been a member of our legal department since 1998. Ms. Menahemi Stadler holds an LL.B. and a B.A. in English and French language and literature, both from the University of Haifa.

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

B.     COMPENSATION

Executive Officer and Director Compensation

The aggregate direct compensation we paid to all our executive officers and directors as a group (25 persons) for 2007 was approximately NIS 21.3 million, of which approximately NIS 9.6 million relates to 2006 bonuses paid in 2007 and approximately NIS 2.1 million was set aside or accrued to provide for pension, retirement, severance or similar benefits.  These amounts do not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses and benefits commonly reimbursed or paid by companies in Israel. In addition, we recorded the sum of approximately NIS 20.7 million in 2007, as a compensation cost related to the options granted to all our executive officers and the Chairman of the board of directors under the share incentive plan.

We pay no cash compensation to our directors who are affiliated with DIC for their services as directors, but we pay DIC NIS 2.0 million per year for management services.  We pay Shlomo Waxe, our independent director, a monthly director’s fee of $3,000 plus Israeli value-added tax. Each of our two external directors are entitled to a director’s fee in the amount of NIS 100,000 (approximately $26,000) per year and NIS 3,000 (approximately $780) per meeting, payable in accordance with the regulations promulgated under the Israeli Companies Law, as adjusted for changes in the Israeli CPI.

Employment Agreement of Amos Shapira

Mr. Amos Shapira, our President and Chief Executive Officer, is entitled to a gross monthly salary of NIS 120,000, linked to the Israeli CPI.  He is also entitled to a company car, the use of a cellular phone and to reimbursement of incidental private expenses in the amount of NIS 9,000 per year.  Mr. Shapira is entitled to a fixed bonus equal to six month’s salary per year, in respect of which no social benefits are accrued. He received a one-time signing bonus of NIS 3.4 million and he is entitled to an annual bonus based on our annual profits, in an amount not to exceed NIS 2.8 million. Mr. Shapira is also entitled to participate in a share option plan, which was adopted in September 2006. Mr. Shapira’s agreement contains provisions for vacation days, sick leave, managers’ insurance and an education fund.  The agreement is for an unspecified period of time and can be terminated by either party with advance notice of three months. Mr. Shapira will continue to receive his salary and benefits for a period of nine months after termination by either party, unless we terminate the agreement for cause.  The aggregate monthly cost to us of Mr. Shapira’s employment in 2007 amounted to approximately NIS 176,000 (approximately $45,800). In addition, in 2007, we paid Mr. Shapira a bonus in the amount of NIS 3.5 million and recorded an aggregate yearly expense of NIS 5.4 million in relation to the options granted to Mr. Shapira under the share incentive plan.

C.     BOARD PRACTICES

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices under the Israeli Companies Law, 1999, or the Companies Law, relating to such matters as external directors, the audit committee and the internal auditor. These matters are in addition to the requirements of the New York Stock Exchange and other relevant provisions of U.S. securities laws. Under the New York Stock Exchange rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable New York Stock Exchange requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. We follow the Companies Law, the relevant provisions of which are summarized in this annual report, and comply with the New York Stock Exchange requirement to solicit proxies from our shareholders in respect of each meeting of shareholders. For a summary of significant differences between our corporate governance practices, as a foreign private issuer and those required of U.S. domestic companies under NYSE Listing Standards, see our website at www.cellcom.co.il under “Investor Relations –Legal & Corporate". Under the Companies Law, our Board of Directors must determine the minimum number of directors having financial and accounting expertise, as defined in the regulations, that our Board of Directors should have.  In determining the number of directors required to have such expertise, the Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that we require at least two directors with the requisite financial and accounting expertise and that Messrs. Dankner, Erel, Lieder, Manor, Bigger and Cohen have such expertise. The Companies Law and the regulations promulgated thereunder also require that at least one of our External Directors has financial and accounting expertise and consider a person who is an audit committee independent financial expert according to a foreign law, to comply with that requirement.  Our Board of Directors has determined that Ms. Ronit Baytel qualifies as an "audit committee financial expert" as defined by the SEC in Item 16 of Form 20-F.

Board of Directors and Officers

Our Board of Directors currently consists of eleven directors, including three independent directors under the rules of the Sarbanes-Oxley Act applicable to audit committee members, of which two also qualify as external directors under the Companies Law.  Nine of our current directors, including the independent directors, were elected at our annual shareholders meeting held on May 2007. The external directors were appointed for an initial period of three years. Two additional directors, Messrs. Dankner and Manor, were appointed by DIC, as founding shareholder, in accordance with our license and articles of association’s requirement that at least 20% of our directors be appointed by Israeli citizens and residents from among our founding shareholders. Our articles of association provide that we must have at least five directors.

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

External Directors

Qualifications of external directors

Companies incorporated under the laws of the State of Israel whose shares are listed on a stock exchange are required by the Companies Law to appoint at least two external directors.  External directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law. The appointment of our external directors was approved by our shareholders in May 2007  .  The Companies Law provides that a person may not be appointed as an external director if the person, or the person’s relative, partner, employer or any entity under the person’s control, has or had during the two years preceding the date of appointment any affiliation with the company or any entity controlling, controlled by or under common control with the company.

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

Board Committees

Our Board of Directors has established an audit committee, cost analysis committee, option committee and a security committee.

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

As of February 2008, our audit committee is composed entirely of independent members (and includes all the external directors)- Messrs. Joseph Barnea (chairman), Shlomo Waxe and Ronit Baytel. Prior to February 2008 (and within 90 days of our initial public offering on February 9, 2007), our audit committee included said independent directors and also Oren Lieder (Chairman) and Raanan Cohen. Our board of directors determined Ms. Ronit Baytel to be qualified to serve as an "audit committee financial expert" under the Sarbanes Oxely Act and SEC rules.

Cost analysis committee

Our cost analysis committee reviews our costs and recommends ways to achieve cost efficiency in our activities to our Board of Directors.  Our cost analysis committee consists of Messrs. Lieder (Chairman), Erel, Cohen, Livnat, Bisker, Waxe and Barnea.

Option committee

Our option committee administers the issuance of options under our 2006 Share Incentive Plan to our employees who are not office holders, as well as any actions and decisions necessary for the ongoing management of the plan.  Our option committee consists of Messrs. Erel (Chairman), Dankner, Livnat and Barnea.

Security committee and observer

Our security committee, which we were required to appoint once we became a public company pursuant to our license, deals with matters concerning state security. Only directors who have the requisite security clearance by Israel’s General Security Services may be members of this committee.  The committee is required to be comprised of at least four members, including at least one external director. In addition, the Minister of Communications is entitled under our license to appoint a state employee with security clearance to act as an observer in all meetings of our Board of Directors and its committees. Such an observer was recently appointed. Our security committee consists of Messrs. Waxe, Bisker Cohen and Barnea.

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

D.     EMPLOYEES

Our ability to achieve our strategic goals largely depends on our employees.  Consequently, we strive to recruit the most suitable candidates for each position, to give our employees the best training needed to qualify them for their tasks within our organization and aim to keep them satisfied while being productive and efficient. We implement a comprehensive review system that periodically analyzes our employees’ performance in order to improve their performance and in order to enable us to properly compensate, retain and promote our best employees.  Since we are committed to provide the best service to our subscribers, approximately 80% of our work force is engaged in customer facing positions.

During the second half of 2007, as part of our strategy to constantly improve service level and customer satisfaction and in preparation for the implementation of number portability, we enlarged our work force. Thereafter, we began to reduce the workforce recruited in preparation for number portability, while maintaining an enlarged customer service and improved level of service.

The numbers and breakdowns of our full-time equivalent employees as of the end of the past three years are set forth in the following table:

	Number of Full-Time Equivalent Positions
Unit	December 2005**	December 2006**	December 2007**
Management and headquarters	39	32	34
Human resources	105	44	46
Marketing	86	73	74
Customers*	2,560	2,597	3,709
Finance	140	120	113
Technologies	898	700	654
Total	3,828	3,566	4,630

* Includes the customer facing units: business customers, sales and services, operations and supply chain. During 2006 some of the functions of some of the units above (such as security, purchasing and administration departments and logistic teams from other units) were transferred to the customer facing units.
**Including an estimated number of 265, 114 and 30 higher cost temporary workers, most of whom belonged to the Technologies unit at December  2005, 2006 and 2007, respectively.

Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days and other conditions of employment. Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment. In addition, as of January 2008, under an order issued by the Ministry of Industry, Commerce and Labor, all Israeli employers are obligated to contribute to a pension plan amounts equal to a certain percentage of the employee's wages, for all employees, after a certain minimum period of employment. We are complying with this obligation.  For those of our employees who are entitled to a pension arrangement according to their employment agreement, we fund future severance pay obligations by contributing to managers’ insurance or other pension arrangements in the amount of 8.3% of the employee’s wages.  We have no unfunded liability in respect of these employees. Under the new order, additional employees are entitled to contribution to a pension plan, which shall increase gradually until 2013 and up to 5% of the employee’s wages, with additional identical contribution for severance pay. A provision in our financial reports covers severance pay to those employees who were not entitled to managers’ insurance or other pension arrangements or for the balance between future severance pay according to the law and the contribution for severance payment, made according to said order.  Furthermore, we and our employees are required to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Such amounts also include payments by the employee for health insurance. The total payments to the National Insurance Institute are equal to approximately 17.7% of an employee’s wages (up to a specified amount), of which the employee contributes approximately 12% and the employer contributes approximately 5.7%.

We enter into personal employment agreements with our employees on either a monthly (in most cases, full-time positions) or hourly basis. Employment agreements with most of our employees are at will. Substantially all of our employees have signed non-disclosure and non-competition agreements, although the enforceability of non-competition agreements is limited under Israeli law.

Our employee compensation structure is aimed at encouraging and supporting employee performance towards enabling us to meet our strategic goals. Approximately 2,900 of our employees are entitled to performance-based incentives, which are granted mainly to customer-facing personnel, such as sales and service employees. Moreover, substantially all employees, with the exception of customer service representatives who are eligible to additional compensation based on individual performance, are entitled to an annual bonus based on our overall performance, subject to the discretion of our Board of Directors. We intend to pay these employees a yearly bonus for the year 2007 in an aggregate amount of approximately NIS 62 millions.  We also contribute funds on behalf of some of our employees to an education fund.

We have entered into agreements with a number of manpower agencies and programming companies under which they provide us with temporary workers.

Our employees are not represented by any labor union. Since our inception, we have not experienced labor-related work stoppages and believe that our relations with our employees are good.

E.     SHARE OWNERSHIP

As of February 29, 2008, one of our directors, Mr. Nochi Dankner may be deemed to beneficially own  56,650,000, or approximately 58.10%, of our ordinary shares. These ordinary shares are beneficially owned by DIC, of which Mr. Dankner is the Chairman of the board of directors. Mr. Dankner is also a controlling shareholder, the Chairman of the board of directors and Chief Executive Officer of IDB and the Chairman of the board of directors of IDB Development. Mr. Dankner and each of our other directors who are affiliated with IDB or DIC, disclaims beneficial ownership of such shares.

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

In October and November 2006, we granted options to purchase an aggregate of 2,414,143 ordinary shares at an exercise price of $12.60 per share on the terms set forth above. Among those grants were options to purchase up to 450,000 ordinary shares to each of Mr. Ami Erel, our Chairman of the Board, and Mr. Amos Shapira, our Chief Executive Officer. The balance of those grants was made to our officers and senior employees.  Distribution of cash dividends before the exercise of these options, reduces the exercise price of each option by an amount equal to the gross amount of the dividend per share distributed. In March 2007, we granted options to purchase an aggregate of 30,786 ordinary shares at an exercise price of $12.60 per share to certain of our senior employees, under the terms of the plan.

As of December 31 2007, an aggregate of 2,396,896 ordinary shares are issuable upon exercise of options according to the terms above. However, the terms of the 2006 Share Inventive Plan provide for a net exercise mechanism, the result of which is to require us to issue a smaller number of ordinary shares than represented by the outstanding options.  Unless the Board of Directors otherwise approves, the number of ordinary shares issuable by us upon the exercise of an option will represent a market value that is equal to the difference between the market price of the ordinary shares and the option exercise price of the exercised options, at the date of exercise.

In March 2007, we filed a registration statement on Form S-8 under the Securities Act covering all ordinary shares subject to outstanding options or issuable pursuant to our 2006 Share Incentive Plan. Shares registered under this Form S-8 registration statement are available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions or the contractual restrictions described below.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     MAJOR SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our shares as of February  29, 2008, by each person, or group of affiliated persons, known to us to be the beneficial owner of 5% or more of our outstanding shares.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes any shares issuable pursuant to options that are exercisable within 60 days of February 29, 2008. Any shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person.  The percentage of beneficial ownership for the following table is based on 97,504,721 ordinary shares outstanding as of February 29, 2008.  To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, our major shareholders do not have different voting rights and the persons named in the table have sole voting and investment power with respect to all ordinary shares held by them.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent

Discount Investment Corporation Ltd.*	56,650,000	58.10%
Directors and executive officers as a group (21 persons)**	57,089,392	58.55%
__________
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

IDB is controlled as follows:

•
Ganden Holdings Ltd., or Ganden, a private Israeli company controlled by Nochi Dankner (who is also the Chairman of the board of directors and Chief Executive Office of IDB, the Chairman of the board of directors of IDB Development and DIC and one of our directors) and his sister Shelly Bergman, holds, directly and through a wholly-owned subsidiary, approximately 52.04% of the outstanding shares of IDB;

•	Shelly Bergman, through a wholly-owned company, holds approximately 4.23% of the outstanding shares of IDB;

•
Avraham Livnat Ltd., or Livnat, a private company controlled by Avraham Livnat (one of whose sons, Zvi Livnat, is a director and Executive Vice President of IDB, a director and Deputy Chairman of the board of directors of IDB Development and a director of DIC, and another son, Shay Livnat, is one of our directors and a director of IDB Development) holds, directly and through a wholly-owned subsidiary, approximately 12.36% of the outstanding shares of IDB; and

•
Manor Holdings BA Ltd., or Manor, a private company controlled by Ruth Manor (whose husband, Isaac Manor, is one of our directors a director and Deputy Chairman of the board of directors of IDB, and a director of IDB Development and DIC, and their son Dori Manor is a director of IDB, IDB

Development and DIC) holds, directly and through a majority-owned subsidiary, approximately 12.31% of the outstanding shares of IDB.

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

Based on the foregoing, IDB and IDB Development (by reason of their control of DIC), Ganden, Manor and Livnat (by reason of their control of IDB) and Nochi Dankner, Shelly Bergman, Ruth Manor, and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with DIC the power to vote and dispose of our shares beneficially owned by DIC. Each of these entities (other than DIC) and persons disclaims beneficial ownership of such shares.

**
Includes 439,392  shares issuable upon the exercise of stock options that are exercisable on, or within 60 days following, February 29, 2008. However, the terms of the 2006 Share Inventive Plan provide for a net exercise mechanism, the result of which is to require us to issue a smaller number of ordinary shares than represented by the outstanding options.  Unless the Board of Directors otherwise approves, the number of ordinary shares issuable by us upon the exercise of an option will represent a market value that equals the difference between the market price of the ordinary shares and the option exercise price of the  exercised options, at the date of exercise. Also includes the 56,650,000 shares held, directly or indirectly, by DIC, which may be deemed to be beneficially owned by Nochi Dankner by virtue of his control of IDB. Each of our directors who is affiliated  with IDB or DIC disclaims beneficial ownership of such shares.

As of February 29, 2008, we had seven holders of record of our equity securities who are, to our knowledge, U.S. persons. In aggregate, these shareholders hold approximately 54.9% of our outstanding shares (excluding DIC’s direct holdings, which are held on record by a U.S. person). One of the holders, PEC Israel Economic Corporation, a subsidiary of DIC, holds approximately 12.5% of our outstanding shares; this holding is included in DIC’s beneficial ownership entry in the table above. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders reside since approximately 69.5% of our ordinary shares were held of record by Cede & Co. on behalf of DIC (excluding its affiliates), brokers or other nominees.

Prior to September 2005, our initial principal shareholders were DIC, which indirectly held approximately 25% of our share capital, and BellSouth Corporation and the Safra brothers of Brazil, who indirectly held together approximately 69.5% of our share capital and held the voting rights in additional 5.5% of our share capital.  DIC acquired the shares and voting rights of BellSouth and the Safra brothers in September 2005 and subsequently sold an aggregate of 16.0% of our share capital to financial investors in four transactions during 2006 and an additional approximately 19.5% of our share capital as part of our initial public offering in February 2007. Also as part of our initial public offering, Goldman Sachs International, then a 5% shareholder, sold 1% of our share capital. In September 2007 and January 2008, DIC sold additional 3% and approximately 3.4%, respectively, of our issued share capital to a financial institution which informed DIC at the time of its intention to place such shares for sale outside the United States to non-US investors

B.     RELATED PARTY TRANSACTIONS

Agreements among Our Shareholders

In September 2005, DIC acquired the shares and voting rights in our company held indirectly by BellSouth and the Safra brothers. In 2006, DIC sold a portion of these shares in four transactions to six financial investors based on the price of the Safra transaction, with adjustments for dividends paid and certain additions to such price accrued during the period from the closing of the Safra transaction to the applicable sale transaction. The following summaries of the agreements between DIC and certain other shareholders relate only to provisions that survive the closing of our initial public offering.

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

As Goldman Sachs & Co. is no longer registered in our shareholders' register we do not know if it still holds any of our ordinary shares.

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

As the Migdal shareholders are no longer registered in our shareholders' register we do not know if they still hold any of our ordinary shares.

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

As Leumi and Co. Investment House Ltd. And Stocofin (Israel) Ltd. are no longer registered in our shareholders' register, we do not know if they still hold any of our ordinary shares.

Relationship with IDB

As part of the issuance of our debentures in December 2005, January 2006 and May 2006, we sold NIS 176.7 million aggregate principal amount of our Series A and Series B Debentures to investors who are members of the IDB group. The terms of participation of our affiliates in all of these transactions were the same as those of unaffiliated parties.

As part of the issuance of our debentures in October 2007, we sold NIS 15 million aggregate principal amount of our Series C and Series D Debentures to investors who are members of the IDB group. As part of the issuance of additional Series C and Series D debentures in February 2008 we sold approximately NIS 48 million aggregate principal amount of Series C and Series D Debentures to investors who are members of the IDB group. The terms of participation of our affiliates in all of these transactions were the same as those of unaffiliated parties.

As of December 31, 2007, an aggregate amount of approximately NIS 142 million of our Series A, Series B, Series C and Series D Debentures were held by investors who are members of the IDB group and/or entities affiliated with IDB’s principal shareholders or officers.

As of December 31, 2007, an aggregate of 1,024,861 of our ordinary shares (in addition to the holdings set forth in the Beneficial Owners' table above) were held by members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds, insurance policies and unaffiliated third-party client accounts, which are managed by subsidiaries of IDB.

In October 2006, we entered into an agreement with DIC, to benefit from the experience that DIC has in telecommunications and in the Israeli market generally, pursuant to which DIC provides us with services in the areas of management, finance, business and accountancy in consideration of NIS 2.0 million plus VAT per year. Among the services included are consulting and assistance on managerial, economic and accounting issues, such as the preparation of an annual budget, strategic plans and central business processes for us. In addition, the provision of employees and officers of DIC and its affiliates to be directors of Cellcom is included in the agreement. This agreement is for a term of one year and is automatically renewed for one-year terms unless either party provides 60 days’ prior notice to the contrary.

In December 2007, we entered into an agreement for the sale of real estate in Modi`in to Bayside, a public company controlled by IDB. The transaction was approved by our audit committee, board of directors and shareholders meeting. For a summary of the terms of the agreement, see “Item 4. Information on the Company – D. Property Plant and Equipment – Real Estate in Modi`in”.

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

Registration Rights Agreement

In 2006, we entered into a registration rights agreement with DIC, two wholly-owned subsidiaries of DIC which are shareholders and six other shareholders.  For a summary of the terms of the agreement, see “Item 10. Additional Information – C. Material Contracts.”

C.     INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

 Consolidated Financial Statements

See Item 17.

 Legal Proceedings

General

We are served from time to time with claims concerning various matters, including disputes with customers, commercial disputes with third parties with whom we do business and disputes with government entities, including local planning and building committees and the Ministry of Communications. The disputes with customers include purported class actions regarding claims such as alleged overcharging of tariffs and interconnection fees, misleading representations, unlawful rounding of tariffs and call units, providing services not in compliance with our license’s requirements or with a subscriber’s agreement.  The following is a summary of our material litigation.

Two recent legislative changes, the adoption of the Class Actions Law and the 2005 amendment to the Consumer Protection Law, include provisions that expand the causes of action for which a class of litigants may bring suit, including with regard to damages incurred prior to the effective dates of the law and the amendment, reducing the minimal requirements for certification of a class action suit and broadening and loosening the qualifications to be the leading plaintiff in a class action lawsuit.  These laws have increased and may increase further, the number of requests for certification of class action lawsuits against us and have increased and may increase further, our legal exposure as a result of such class action lawsuits and our legal costs in defending against such suits.  See “Item 3. Key Information – D. Risk Factors—We are exposed to, and currently are engaged in, a variety of legal proceedings, including class action lawsuits.”

All amounts noted below are nominal and, in cases where the claim is approved, will be adjusted to reflect changes in the Israeli CPI and statutory interest, from the date that each claim was filed.

Purported class actions

In September 2000, a purported class action lawsuit was filed against us in the District Court of Tel-Aviv–Jaffa by one of our subscribers in connection with VAT charges in respect of insurance premiums and the provision of insurance services that were allegedly not provided in accordance with the law.  If the lawsuit is certified as a class action, the amount of the claim is estimated by the plaintiff to be NIS 402 million.  In February 2006, the motion for certification as a class action was denied.  In March 2006, an appeal was filed with the Supreme Court challenging the dismissal.  Based on advice of counsel, we believe that we have good defenses against the appeal.  Accordingly, no provision has been included in our financial statements in respect of this claim.

In August 2001, a purported class action lawsuit was filed against us in the District Court of Tel-Aviv–Jaffa by one of our subscribers in connection with our outgoing call tariffs on the “Talkman” (pre-paid) plan and the collection of a distribution fee for “Talkman”

calling cards.  If the claim is certified as a class action, the amount claimed is estimated by the plaintiff to be NIS 135 million.  In June 2004, the motion for certification as a class action was denied.  In September 2004, this decision was appealed to the Israeli Supreme Court.  In July, 2007, the Israeli Supreme Court accepted a petition filed by both parties with mutual consent, in light of the Israeli Class Action Law, 2006, to resubmit the purported class action lawsuit for consideration in the District Court of Tel Aviv-Jaffa. Based on advice of counsel, we believe that we have good defenses against the certification of the lawsuit as a class action. .  Accordingly, no provision has been included in our financial statements in respect of this claim.

In August 2001, a purported class action lawsuit was filed against us in the District Court of Tel-Aviv-Jaffa by one of our subscribers in connection with air time tariffs and subscriber fees that were allegedly collected not in accordance with the language of the agreement signed by our subscribers at the time of their joining our network.  If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiff to be NIS 1.26 billion, plus punitive damages at a rate of not less than 100% of the amount of the judgment.  In February 2004, the motion for certification as a class action was denied.  In March 2004, this decision was appealed to the Israeli Supreme Court.  In January 2006, the Supreme Court approved the plaintiff’s motion to amend his complaint to reflect the amendment to the Consumer Protection Law and return to the District Court in order to examine the amendment’s effect, if any, on the District Court ruling, which remains in effect.  In October 2006, a separate motion was accepted allowing the plaintiff to further revise his complaint as a result of enactment of the Class Action Law.  Based on advice of counsel, we believe we have good defenses against the certification of the lawsuit as a class action. Accordingly, no provision has been included in our financial statements in respect of this claim.

In December 2002, a purported class action lawsuit was filed against Pelephone and us in the District Court of Tel-Aviv–Jaffa in connection with our incoming call tariff to subscribers of other operators when calling our subscribers during the period before the regulation of interconnect fees.  If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiff to be NIS 1.6 billion.  Based on advice of counsel, we believe that we have good defenses against the certification of the lawsuit as a class action.  Accordingly, no provision has been included in our financial statements in respect of this claim.

In April 2003, a purported class action lawsuit was filed against us and two other cellular operators, with the District Court of Tel-Aviv–Jaffa in connection with our incoming SMS tariff to subscribers of other operators when sending SMS messages to our subscribers during the period before the regulation of SMS interconnect fees.  If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiff to be NIS 90 million, without specifying the amount claimed from us.  Based on advice of counsel, we believe that we have good defenses against the certification of the lawsuit as a class action.  Accordingly, no provision was included in our financial statements in respect of this claim.

In August 2003, a purported class action lawsuit was filed against us in the District Court of Tel-Aviv–Jaffa (and later transferred to the District Court of the Central Region) by one of our subscribers in connection with our method of rounding the rates of calls, our method of linking rates of calls to the consumer price index and a certain rate that was approved by the Ministry of Communications in 1996 was unlawfully approved.  If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiff to be NIS 150 million.  Following the amendment to the Consumer Protection Law in December

2005, the plaintiff filed an amended statement of its claim in March 2006, to which we have replied.  Based on advice of counsel, we believe that we have good defenses against the certification of the lawsuit as a class action.  Accordingly, no provision has been included in our financial statements in respect of this claim.

In August 2006, a purported class action lawsuit was filed against us and two other cellular operators in the District Court of Tel-Aviv–Jaffa by one of our subscribers in connection with sums allegedly unlawfully charged for a segment of a call that was not actually carried out.  If the lawsuit is certified as a class action, the total amount claimed is estimated by the plaintiffs as exceeding NIS 100 million without specifying the amount claimed from us individually. Based on advice of counsel, we believe that we have good defenses against the certification of the lawsuit as a class action. Accordingly, no provision has been made in our financial statements in respect of this claim. In November 2006 a similar purported class action was filed against us, two other cellular operators and two landline operators in the District Court of Tel-Aviv–Jaffa by four plaintiffs claiming to be subscribers of the three cellular operators. The latter was withdrawn in October 2007, by the plaintiffs, with regards to us and the other two cellular operators, following a procedural agreement reached between the plaintiffs in the latter lawsuit and the plaintiffs in former purported class action lawsuit (the two lawsuits will be heard together). Had the withdrawn lawsuit been certified as a class action, the amount claimed from us and each of the other cellular operators by the plaintiffs would have been approximately NIS 53 million (the amount claimed from all five defendants was estimated by the plaintiffs to be approximately NIS 159 million).

In January 2007, a purported class action lawsuit was filed against us, two other cellular operators and two landline operators in the District Court of Jerusalem by three plaintiffs claiming to be subscribers of some of the defendants, in connection with an alleged violation of the defendants’ statutory duty to allow their subscribers to transfer with their number to another operator, thus, allegedly, causing monetary damage to the subscribers. In March 2007, the motion for certification as a class action was dismissed without prejudice and the lawsuit was dismissed with prejudice, following request of the plaintiffs to withdraw their claim. Had the lawsuit been certified as a class action, the total amount claimed was estimated by the plaintiffs to be at least NIS 10.6 billion.

In February 2007, a purported class action lawsuit was filed against us and two other cellular operators in the District Court of Tel-Aviv, by plaintiffs claiming to be subscribers of the three cellular operators, in connection with sums that were allegedly overcharged in breach of the cellular operators’ licenses, based on charge units larger than the charge units we were allegedly authorized to charge under our licenses for calls initiated or received by the subscribers while abroad. If the lawsuit is certified as a class action, the total amount claimed from the cellular operators is estimated by the plaintiffs to be approximately NIS 449 million, of which approximately NIS 193.5 million is attributed to us. Based on advice of counsel, we believe that we have good defenses against the certification of the lawsuit as a class action. Accordingly, no provision has been made in our financial statements in respect of this claim.

In April 2007, a purported class action lawsuit was filed against us in the District Court of Tel-Aviv-Jaffa, by two plaintiffs claiming to be our subscribers, alleging that we unlawfully and in violation of our license raised our tariffs, in pricing plans that included a commitment to purchase certain services for a fixed period. The lawsuit was dismissed with prejudice in February 2008. If the lawsuit had been certified as class action, the amount claimed would have been approximately NIS 230 million.

In May 2007, another purported class action lawsuit alleging claims of similar nature as the April 2007 purported class action, was filed against us in the same court, by two other plaintiffs claiming to be our subscribers. If the lawsuit is certified as class action, the amount claimed is approximately NIS 875 million. Based on advice of counsel, we believe that we have good defenses against the certification of the lawsuit as a class action. Accordingly, no provision has been included in our financial statements in respect of this claim.

In September 2007, a purported class action lawsuit was filed against us and two other cellular operators in the District Court of Jerusalem, by three plaintiffs who claim to be subscribers of the defendants, alleging that the defendants charged their subscribers for SMS messages sent by them to subscribers who had disabled their ability to receive SMS messages and/or misled the senders by an indication on their cell phones that such messages were sent. If the claim is certified as a class action, the amount claimed from all three defendants is estimated by the plaintiffs to be approximately NIS 182 million, without specifying the amount claimed from us specifically. At this preliminary stage, before we have submitted our response, we believe, based on advice of counsel, that we have good defenses against the certification of the lawsuit as a class action . Accordingly, no provision has been made in the financial statements in respect of this claim.

In November 2007, a purported class action lawsuit was filed against us in the District Court of the Central Region, by a plaintiff claiming to be our subscriber, alleging we have charged our subscribers for content services without obtaining their specific consent, in a manner which complies with the provisions of our general license. If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiff to be approximately NIS 432 million. At this preliminary stage, before we have submitted our response, we believe, based on advice of counsel, that we have good defenses against the certification of the lawsuit as a class action. Accordingly, no provision has been made in the financial statements in respect of this claim.

In December 2007, a purported class action lawsuit was filed against us and two other cellular operators in the District Court of Tel Aviv-Jaffa, by plaintiffs who claim to be residing next to cell sites of the Defendants which the plaintiffs claim were built in violation of the law. The plaintiffs allege that the Defendants have created environmental hazards by unlawfully building cell sites and therefore demand that the defendants will compensate the public for damages (other than personal damages, such as depreciation of property and/or health related damages which are excluded from the purported class action), demolish existing unlawfully built cell sites and refrain from unlawfully building new cell sites. If the lawsuit is certified as a class action, the compensation claimed from the defendants (without any allocation of this amount among the defendants) is estimated by the plaintiffs to be NIS 1,000 million. At this preliminary stage, before we have submitted our response, we believe, based on advice of counsel, that we have good defenses against the certification of the lawsuit as a class action. Accordingly, no provision has been made in the financial statements in respect of this claim.

In March 2008, a purported class action lawsuit was filed against us in the District Court of Central Region, by plaintiffs claiming to be our subscribers. The plaintiffs claim that we have unlawfully charged our subscribers for providing them with call details records. If the lawsuit is certified as a class action, the total amount claimed from us is estimated by the plaintiffs to be approximately NIS 440 million. At this preliminary stage we are unable to assess the lawsuit's chances of success. Accordingly, no provision has been made in the financial statements in respect of this claim.

Commercial and other disputes

In April 2005, a lawsuit was filed against us in the District Court of Tel-Aviv–Jaffa by one of our former dealers and importers for the amount of NIS 28 million (reduced for court fee purposes from approximately NIS 38 million), alleging that we have breached an agreement between the parties.  Based on advice of counsel, we believe that we have good defense against such claim.  Accordingly, no provision has been made in our financial statements in respect of this claim.

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

There is a dispute between the Ministry of Communications and us with respect to the payment of fees for GSM and UMTS frequencies.  The amount in dispute as of December 31, 2007 is approximately NIS 69 million (including interest and CPI linkage differences).  Until a final decision on this matter, we deposited about half of this amount with the Ministry of Communications.  Based on advice of counsel, we believe that the method we apply is the lawful method.  Accordingly, no provision was included in our financial statements in respect of the amount in dispute, including the amount we deposited.  We have applied to the courts regarding this issue.

In December 2007, we were served with a petition filed with the Israeli High Court of Justice against the Ministry of Communications and another cellular operator, seeking to retroactively apply the amendment to the cellular operators’ general license, effected September 2007, which prevents the cellular operators from offering subscribers calling plans using airtime charging units other than the basic airtime charging unit, or alternatively to retroactively cancel any charges which may be imposed on subscribers when transferring, before the lapse of a predetermined period, to calling plans based on the basic airtime charging unit. We and one other cellular operator were joined as formal respondents. The court has instructed only the Ministry of Communications to submit its response. In its recently submitted response, the Ministry of Communications opposes the petition. At this preliminary stage, before the court has decided to conduct a hearing and before we have submitted any response, we believe, based on advice of counsel, the court will not grant the remedies sought. Accordingly, no provision has been made in our financial statements in respect of this petition.

In a small number of instances, local planning and building committees that were sued for depreciation of property in accordance with Section 197 of the Planning and Building Law have attempted to join cellular operators as defendants to the claims, including us, despite the fact that the cellular operators (including us) in such cases did not provide indemnification letters to such planning and building committees.  Based on advice of counsel, we believe that we have good defenses against such claims.  Accordingly, no provision has been included in our financial statements in respect of such claims.

Dividend Policy

In February 2006, our board of directors adopted a dividend policy to distribute each year at least 75% of our annual net income determined under Israeli GAAP, subject to applicable law, our license and our contractual obligations and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors.  In March 2007, our Board resolved to distribute dividends within the boundaries of the February 2006 dividend policy and until resolved otherwise, on a quarterly basis. Our Board will consider, among other factors, our expected results of operation, including changes in pricing and competition, planned capital expenditure for technological upgrades and changes in debt service needs, including due to changes in interest rates or currency exchange rates, in order to reach its conclusion that a distribution of dividends will not prevent us from satisfying our existing and foreseeable obligations as they become due.  In addition, there is an agreement among the controlling shareholders of IDB, our ultimate parent company, to target a dividend distribution of at least 50% of its distributable gains each year. Dividend payments are not guaranteed and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends or to pay dividends at a ratio to net income that is less than that paid in the past.  For example, our Board may determine that our cash needs for debt service, capital expenditures or operations may increase and that it would not be prudent to distribute dividends. Accordingly, shareholders should not expect that any particular amount will be distributed by us as dividends at any time, even if we have previously made dividend payments in such amount.

Our ability to pay dividends was previously subject to limitations under our credit facility, which was fully repaid and terminated in March 2008. Currently our ability to pay dividends is subject to the following limitations under Israeli law:

Israeli law provides that dividends may only be paid out of cumulative retained earnings or out of retained earnings over the prior two years, provided that there is no reasonable concern that the payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.  Further, our license requires that we and our 10% or more shareholders maintain at least $200 million of combined shareholders’ equity. DIC’s shareholders’ equity was over NIS 5 billion (over $1.3 billion) at December 31, 2007.

We intend to declare dividends in NIS and convert them for payment in US$ (where applicable) based upon the daily representative rate of exchange as published by the Bank of Israel prior to the distribution date.

Prior to 2006, we had not distributed dividends.  In 2006, we distributed dividends in the amount of NIS 3.83 billion ($996 million).  In June 2007 we distributed a dividend in the amount of  approximately NIS 198 million ($51 million). In September 2007 we distributed a dividend in the amount of approximately NIS 201 million ($52 million). In December 2007 we distributed a dividend in the amount of approximately NIS 256 million ($67 million). The dividends distributed in 2006 constituted substantially all of our retained earnings from inception to December 31, 2005, and, for the first six months of 2006, substantially 75% of our net income in accordance with Israeli GAAP. The dividends distributed in respect of the first nine months of 2007 constituted approximately 95% of our net income in accordance with Israeli GAAP for the nine months ended September 30, 2007, and were funded from net income and existing retained earnings.

On March 17, 2008 our board of directors declared a cash dividend for the fourth quarter of 2007 of NIS 1.78 per share, or approximately NIS 173 million in the aggregate , and a one-time extraordinary dividend for the year 2007 of NIS 5.40 per share, or approximately NIS 527 million in the aggregate. When taken together, the fourth quarter dividend and the one-time extraordinary dividend for 2007 amount to NIS 7.18 per share, or approximately NIS 700 million in the aggregate. The fourth quarter dividend and the one-time extraordinary dividend for the year 2007 will be funded out of a combination of net income for the fourth quarter and existing retained earnings at December 31, 2007. The one-time extraordinary dividend does not reflect any change to our dividend policy set out above. Further, the dividend per share that we will pay for the fourth quarter of 2007 does not reflect the level of dividends that will be paid for future quarterly periods, which can change at any time in accordance with the policy set out above.

B.     SIGNIFICANT CHANGES

No significant change has occurred since December 31, 2007, except as otherwise disclosed in this annual report.

ITEM 9.    THE OFFER AND LISTING

A.     OFFER AND LISTING DETAILS

Trading in Israel

Our ordinary shares have traded on the Tel Aviv Stock Exchange under the symbol CEL since July 1, 2007.  Our ordinary shares do not trade on any other trading market in Israel.

The following table sets forth, for the periods indicated, the reported high and low prices in NIS for our ordinary shares on the Tel Aviv Stock Exchange.

	High	Low
	NIS	NIS
Annually	133.80	95.24
2007

Quarterly
2007

Third Quarter	110.77	95.24
Fourth Quarter	133.80	95.48

Monthly
2007
September	102.40	95.24
October	103.29	95.48
November	121.50	100.93
December	133.80	119.60
2008
January	126.30	103.90
February	117.50	107.50

On March 13, 2008, the closing price per share of our Ordinary Shares on the TASE was NIS 111.6.

Trading in the United States

Our ordinary shares have traded on the New York Stock Exchange under the symbol CEL since February 6, 2007.

The following table sets forth, for the periods indicated, the high and low prices in $ for our ordinary shares on The New York Stock Exchange.

	High $	Low $
Annually
2007	34.11	16.81

Quarterly
2007
Second Quarter	25.34	16.81
Third Quarter	25.50	22.60
Fourth Quarter	34.11	23.52

Monthly
2007
September	24.46	23.16
October	25.91	23.52
November	32.40	25.24
December	34.11	29.98
2008
January	32.12	28.96
February	32.86	30.00

On March 13, 2008, the closing price per share of our Ordinary Shares on the NSYE was $33.17.

B.     PLAN OF DISTRIBUTION

Not applicable.

C.     MARKETS

Our ordinary shares are listed on the New York Stock Exchange and Tel Aviv Stock Exchange under the symbol “CEL”

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

According to our licenses, investors are prohibited from acquiring (alone or together with relatives or with other parties who collaborate on a regular basis) or transferring our shares, directly or indirectly (including a transfer by way of foreclosing on a pledge), in one transaction or a series of transactions, if such acquisition or transfer will result in a holding or transfer of 10% or more of any of our means of control, or from transferring any of our means of control if as a result of such transfer, control over our company will be transferred from one party to another, without the prior approval of the Ministry of Communications.  Our specific licenses also require approval of the Minister of Communications before acquiring the ability to effect a significant influence over us.  In this context, holding 25% of our means of control is presumed to confer significant influence.  In addition, according to our licenses, if you hold more than 5% of our means of control, you may not hold, directly or indirectly, more than 5% of the means of control in Bezeq or another cellular operator in Israel (subject to certain exceptions) and may not serve as an office holder of one of our competitors, other than in specific circumstances and subject to the approval of the Ministry of Communications. For more details relating to these restrictions, please see “Item 4. Information on the Company – B. Business Overview – Government Regulations—Our Principal License” and our principal license, a convenience translation of which has been filed with the SEC. See "Item 19 – Exhibits".  The holding and transfer restrictions under our licenses are posted on our website at www.cellcom.co.il under “Investor Relations –. Legal & Corporate”

Voting

Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting.  Shareholders may vote at shareholder meetings either in person, by proxy or by written ballot. Shareholder voting rights may be affected by the grant of special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in a customary manner, and avoid abusing his or her power. This is required when voting at general meetings on matters such as changes to the articles of association, increasing the company’s registered capital, mergers and approval of related party transactions. A shareholder also has a general duty to refrain from depriving any other shareholder of their rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under the company’s articles of association, can appoint or prevent the appointment of an office holder, is required to act with fairness towards the company. The Companies Law does not describe the substance of this duty, except to state that the remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness, and, to the best of our knowledge, there is no binding case law that addresses this subject directly. As required under our license, our articles of association provide that any holdings of our ordinary shares that contravene the holding or transfer restrictions contained in our license, which are summarized under “—Transfer of Shares” and “Item 4. Information on the Company – B. Business Overview - Government Regulations—Our Principal License,” will not be entitled to voting rights. In addition, our license requires that as a condition to voting at any meeting of shareholders, in person or by proxy, each shareholder must certify that its holdings of our shares do not contravene the restrictions contained in our license.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors.  Rather, under our articles of association our directors (other than external directors and directors appointed by Israeli citizens and residents from among our founding shareholders) are elected at a shareholders meeting by a simple majority of our ordinary shares.  As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors described under “Item 6.A – Directors and Senior Management—External Directors” and the right of DIC to directly appoint 20% of our directors described under “Item 6.A – Directors and Senior Management—Israeli-Appointed Directors.” Directors may also be appointed for office by our Board of Directors until the next annual general meeting of shareholders.

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

Shareholder Meetings

We are required to convene an annual general meeting of our shareholders once every calendar year within a period of not more than 15 months following the preceding annual general meeting. Our board of directors is required to convene a special general meeting of our shareholders at the request of two directors or one quarter of the members of our Board of Directors or at the request of one or more holders of 5% or more of our share capital and 1% of our voting power or the holder or holders of 5% or more of our voting power. All shareholder meetings require prior notice of at least 21 days, or up to 35 days if required by applicable law or regulation. We provide at least 40 day advance written notice, in accordance with the NYSE’s rules. The chairperson of our Board of Directors presides over our general meetings.  Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting.

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

Indemnification of Directors and Officers

Under the Companies Law, an Israeli company may not exempt an office holder from liability for breach of his duty of loyalty, but may exempt in advance an office holder from liability to the company, in whole or in part, for a breach of his or her duty of care (except in connection with distributions), provided the articles of association of the company allow it to do so.  Our articles of association allow us to do so.

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

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders who are not exempt from Israeli income tax under Israeli law or an applicable tax treaty. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies by certain shareholders are restricted.  Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, tax then becomes payable even if no actual disposition of the shares has occurred.  For information regarding Israeli tax on the sale of our shares, please see “Item 10.E - Taxation—Israeli Tax Considerations—Capital Gains Tax on Sales of Our Ordinary Shares.”

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

C.     MATERIAL CONTRACTS

For a description of our material suppliers, see “Item 4. Information on the Company – B. Business Overview – Network and Technology”, “Item 4. Information on the Company – B. Business Overview – Customer Care” and “Item 4. Information on the Company – B. Business Overview - Services and Products.”

For a description of our debt agreements, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service.”

Registration Rights Agreement

Upon the sale of shares by DIC to Goldman Sachs International on March 15, 2006, we entered into a registration rights agreement with Goldman Sachs International, DIC and two other shareholders who are subsidiaries of DIC on customary terms and conditions.  Upon the subsequent sales of shares by DIC to Migdal Insurance Company Ltd. and two of its affiliates, Leumi & Co. Investment House Ltd. (an affiliate of Bank Leumi Le-Israel Ltd), and Stocofin (Israel) Ltd. (an affiliate of the First International Bank of Israel Ltd.), these shareholders also joined the registration rights agreement. We refer to DIC, its two subsidiaries and these new shareholders as the registration rights holders. The shares eligible for registration under the agreement are ordinary shares held by the registration rights holders as of the respective dates they entered into the registration rights agreement and any additional ordinary shares such holders may thereafter acquire, so long as they are held by a registration rights holder or a “permitted transferee” (a person directly or indirectly controlling, controlled by or under common control with such registration rights holder) thereof. As of February 29, 2008, 51,287,500 ordinary shares, held by DIC are entitled to registration rights as well as any additional shares still held, if held, by the other shareholders who joined the agreement.

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

All registration rights terminate, with respect to any individual registration rights holder, at such time as all registrable shares of such holder may be sold without registration pursuant to Rule 144 under the Securities Act during any three-month period.. We are required to pay all expenses incurred in carrying out the above registrations, as well as the reasonable fees and expenses of one legal counsel for the selling registration rights holders, except for underwriter discounts and commissions with respect to the shares of such holders. The agreement provides for customary indemnification and contribution provisions. Our initial public offering on February 2007 was effected in accordance with the registration rights agreement, except that the selling shareholders agreed to bear the expenses of the offering.

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

Passive Foreign Investment Company Rule

The Company believes that it was not a “passive foreign investment company” for U.S. federal income tax purposes, or PFIC, for the taxable year of 2007.  The Company also believes that it will not be a PFIC for the taxable year of 2008.  However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, equity investments in less than 25%-owned entities) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year.  If the Company were to be treated as a PFIC for any taxable year during which a U.S. holder held a share in the Company, certain adverse consequences could apply to the U.S. holder.  Specifically, gain recognized by a U.S. holder on a sale or other disposition of a share would be allocated ratably over the U.S. holder’s holding period for the share.  The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income in the current year.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year.  Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. holder during the preceding three years or the U.S. holder’s holding period, whichever if shorter, would be subject to taxation as described above.  Certain elections may be available (including a mark-to-market election) to U.S. holders that may mitigate the adverse consequences resulting from PFIC status.  In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate holders would not apply.

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

Taxation of Israeli Companies

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax at the rate of 29% for the 2007 tax year and at the rate of 27% for the 2008 tax year, and are generally subject to capital gains tax at a rate of 25% on capital gains derived after January 1, 2003, other than capital gains from the sale of listed securities, which are generally subject to the corporate tax rate in effect (unless a company was not subject to the Inflationary Adjustments Law (see below) or certain regulations prior to the time of publication of a certain amendment to the Israeli tax laws (as further explained below) in which case the tax rate is 25%).  Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961, referred to as the Tax Ordinance, which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter.

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

 On February 26, 2008 the Israeli parliament approved an amendment to the Inflationary Adjustments Law which limits the applicability of such law, so that it will cease to apply after the 2007 tax year.

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

Taxation of Israeli Residents

The tax rate applicable to real capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%.  Additionally, if such shareholder is considered to be a significant shareholder at any time during the 12-month period preceding such sale, the tax rate will be 25%.  For this purpose, a significant shareholder is one that holds, directly or indirectly, including with others, at least 10% of certain means of control in a company.  Israeli companies are generally subject to the corporate tax rate (see above) on capital gains derived from the sale of shares listed on a stock market, unless such companies were not subject to the Inflationary Adjustments Law (or certain regulations) at the time of publication of a certain amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is generally 25%.

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

F.     DIVIDENDS AND PAYING AGENTS

Not applicable.

G.     STATEMENT BY EXPERTS

Not applicable.

H.     DOCUMENTS ON DISPLAY

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act, applicable to foreign private issuers. As a foreign private issuer, we are exempt from certain rules and regulations under the Exchange Act prescribing the content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our ordinary shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file annual reports with the SEC on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish reports to the SEC on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year and other material information, in accordance with the reporting requirements applicable to us as a dual listed company and as required due to our controlling shareholder's reporting obligations with respect to us.  You may read and copy any document we file, including any exhibits, with the SEC without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Substantially all of our SEC filings are also available to the public at the SEC's website at http://www.sec.gov and as of July 2007 also at the TASE's website at http://maya.tase.co.il and at the Israeli Securities Authority at http://www.magna.isa.gov.il.

I.       SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the course of our normal operations, we are exposed to market risks including fluctuations in foreign currency exchange rates, interest rates and the Israeli CPI.  We are exposed to currency risks primarily as a result of purchasing inventory and fixed assets mainly in U.S. dollars while almost all of our cash receipts are in NIS. A substantial amount of our cash payments are incurred in, or linked to, non-NIS currencies.  In particular, in 2006 and 2007, such payments represented approximately 25% and 34% respectively, of total cash outflows. Also, we are exposed to interest rate risks through our bank and hedging instruments and to possible fluctuations in the Israeli CPI through our debentures.

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

The goal of our hedging program is to limit the impact of exchange rate fluctuations on our transactions denominated in U.S. dollars. We do not hold derivative financial instruments for trading purposes.  Nevertheless, under Israeli GAAP, we are required to treat our hedges of budgeted expenditures for which there is no contractual commitment as though they were speculative investments. As a result, we are required to value these hedge positions at the end of each fiscal quarter and record a gain or loss equal to the difference in their market value from the last balance sheet date, without any reference to the change in value to the related budgeted expenditures. Accordingly, these differences could result in significant fluctuations in our reported net income.

Prior to the full repayment of our credit facility in March 2007, we protected ourselves from fluctuations in foreign currency rates in respect of our U.S. dollar long-term loans in the amount of $85 million as of December 31, 2007, by utilizing compound foreign currency and interest swaps, throughout the entire period of the loan.

Also, as of December 31, 2007, we had four outstanding series of debentures, which are linked to the Israeli CPI, in an aggregate principal amount of approximately NIS 3.06 billion and during February 2008 we issued additional debentures in an aggregate principal amount of NIS 574.8 million.  As of December 31, 2007, we had forward Israeli CPI / NIS transactions, in a total amount of NIS 1.8 billion, with an average maturity period of 10 (ten) months, in order to hedge our exposure to fluctuations in the Israeli CPI.  We periodically review the possibility of entering into additional transactions in order to lower the exposure in respect of the debentures.

Set forth below is the composition of the derivative financial instruments at the following dates:

	As of December 31
	2005		2006		2007
	Par Value	Fair Value	Par Value	Fair Value	Par Value	Fair Value
	(In NIS millions)
Forward contracts on exchange rate (mainly US$– NIS)	654	1	507	(26)	537	(28)
Forward contracts on Israeli CPI rate	—	—	500	(15)	1,800	24
Options on the exchange rate (mainly US$– NIS)	925	4	659	(1)	530	1
Compounded foreign currency and interest swap	—	—	718	(70)	792	(61)
	1,579	5	2,384	(112)	3,659	(64)

Sensitivity information

Without taking into account our hedging instruments and based upon our debt outstanding as at December 31, 2007, fluctuations in foreign currency exchange rates, interest rates or the Israeli CPI would affect us as follows:

•	an increase of 0.1% of the Israeli CPI would result in an increase of approximately NIS 3.1 million in our financial expenses;

•	a devaluation of the NIS against the U.S. dollar of 1.0% would increase our financial expenses by approximately NIS 5 million; and

•
an increase in NIS interest rates of 100 basis points would increase our annual interest expense by approximately NIS 3 million ($0.8 million).  An increase in U.S. dollar interest rates of 100 basis points would increase our annual interest expense by approximately $0.85  million.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

We did not receive any proceeds from our initial public offering on the NYSE.

ITEM 15.   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2007, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Internal Control Over Financial Reporting

     Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

 Based on our assessment, management believes that as of December 31, 2007  our internal control over financial reporting is effective based on this criteria.

Our independent auditors have issued an audit report on the effectiveness of our internal control over financial reporting. This report is included in page F-2 of this Form 20-F.

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

 Our board of directors has determined that Messrs.  Lieder, Cohen and Bigger and Ms. Baytel qualify as “audit committee financial experts” as defined in Item 16A of Form 20-F. Ms. Baytel qualifies as an independent director under the independence standards applicable to listed company audit committee members, pursuant to Rule 10A-3 under the Securities Exchange Act.  See Item 16D below.

ITEM 16B.   CODE OF ETHICS

Our Code of Ethics applies to all of our officers, directors and employees. Our Board of Directors amended our Code of Ethics during 2007 by updating and clarifying a number of matters, including: conflicts of interest between our employees and our vendors or customers, including the receipt of gifts; personal relationships between an employee and his or her or manager; the monitoring of employees’ use of our computer systems, and our privacy policy more generally; the window period for the sale or purchase of our securities; and reporting to the general counsel of general violations of laws, rules and regulations as well as the Code of Ethics. We have posted a copy of our updated Code of Ethics on our website at www.cellcom.co.il under “Investor Relations – About Cellcom – License & Other.”

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member of KPMG International, has served as our independent auditors for 2006 and 2007. These accountants billed the following fees to us for professional services in each of those fiscal years:

	2007	2006
	(NIS in thousands)
Audit Fees	1,535	786
Audit-Related Fees (1)	872	3,600
Tax Fees	71	48
Total	2,478	4,434

(1)
“Audit-related fees” includes mainly fees for services performed in connection with our registration statement on Form F-1 for our offering in February 2007. The registration statement expenses were reimbursed to the Company by the shareholders who sold shares during the offering.

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

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

In reliance upon exemptions for newly public companies under Rule 10A-3(b)(1)(iv) under the Exchange Act, until May 2007, one  of the four members of our audit committee, Mr. Shlomo Waxe, was independent under the independence standards applicable to listed company audit committee members, pursuant to Rule 10A – 3 under the Securities Exchange Act.  In May 2007 we appointed Mr. Barnea and Ms. Baytel, elected as external directors, who are also independent under such independence standards, to our audit committee.  After these appointments and the resignation of Mr. Bigger from this committee, a majority of the members of our audit committee was independent.  As of February 2008, following the resignation of Mr. Lieder and Mr. Cohen from this committee, the committee is composed entirely of independent members. We do not believe that our reliance on these exemptions has materially adversely affected the ability of our audit committee to act independently or to satisfy the other applicable requirements of Sarbanes-Oxley Act.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17.       FINANCIAL STATEMENTS

See pages F-1 through F-71 of this annual report.

 ITEM 18.      FINANCIAL STATEMENTS

See Item 17.

ITEM 19.       EXHIBITS

Exhibit Number	Description
1.1	Articles of Association and Memorandum of Association †
2.1	Form of Ordinary Share Certificate†
4.1	Series A Indenture dated December 21, 2005 and an addendum dated February 27, 2006 between Cellcom and Aurora Fidelity Trust Ltd. †
4.2	Series B Indenture dated December 21, 2005 and an addendum dated February 27, 2006 between Cellcom and Hermetic Trust (1975) Ltd. †

Exhibit Number	Description
4.3	Series C Indenture dated September 20, 2007, between Cellcom and Aurora Fidelity Trust Ltd.*
4.4	Series D Indenture dated September 20, 2007, between Cellcom and Hermetic Trust (1975) Ltd.*
4.5	2006 Share Incentive Plan†
4.6	Registration Rights Agreement dated March 15, 2006 among Cellcom, Goldman Sachs International, DIC, DIC Communication and Technology Ltd. and PEC Israel Economic Corporation†
4.7	Amended Non-Exclusive General License for the Provision of Mobile Radio Telephone Services in the Cellular Method dated June 27, 1994*
8.1	Subsidiaries of the Registrant†
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act *
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act *
13.1	Certification of Principal Executive Officers pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act *
15	Consent of Independent Registered Public Accounting Firm*

___________
*	Filed herewith.

†	Incorporated by reference to our registration statement on Form F-1 (registration no. 333-140030) filed with the SEC on January 17, 2007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cellcom Israel Ltd.
By:	/s/ Amos Shapira
	Name:	Amos Shapira
	Title:	President and Chief Executive Officer

Date: March 18, 2008

Report of Independent Registered Public Accounting Firm

To The Shareholders of
Cellcom Israel Ltd.

We have audited the accompanying consolidated balance sheets of Cellcom Israel Ltd. and subsidiaries (hereinafter – “the Company”) as of December 31, 2007 and 2006, and the related statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007. We also have audited the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in “Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)”. The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with generally accepted accounting principles in Israel. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in “Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission”.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information related to the nature and effect of such differences is presented in Note 28 of the consolidated financial statements.

As explained in Note 2B(2) to the consolidated financial statements, the consolidated financial statements are presented in New Israeli Shekels, in conformity with accounting standards issued by the Israeli Accounting Board.

As discussed in Note 2U(2) to the consolidated financial statements, the Company retroactively adopted Israeli Accounting Standard No. 27, “Property, plant and equipment”, as for all of the reporting periods.

The accompanying consolidated financial statements as of and for the year ended December 31, 2007 have been translated into United States dollars solely for the convenience of the reader.  We have audited the translation and, in our opinion, the consolidated financial statements expressed in NIS have been translated into dollars on the basis set forth in Note 2C to the consolidated financial statements.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel
March 17, 2008

Cellcom Israel Ltd. and Subsidiaries

Consolidated Balance Sheets

All amounts are in millions except for share and per share data

				Convenience translation into U.S. dollar (Note 2C)
		December 31 2006	December 31 2007	December 31 2007
	Note	NIS	NIS	US$
Current assets
Cash and cash equivalents	3	56	911	237
Trade receivables, net	4	1,242	1,385	360
Other receivables	5	123	133	34
Inventory	6	131	245	64

		1,552	2,674	695

Long-term receivables	7	526	545	142

Property, plant and equipment, net	8	(**)(*) 2,550	2,368	616

Intangible assets, net	9	(**) 695	685	178

Total assets		5,323	6,272	1,631

Current liabilities
Short-term credit	10	-	353	92
Trade payables and accrued expenses	11	819	1,007	262
Other current liabilities	12	496	543	141

		1,315	1,903	495

Long-term liabilities
Long-term loans from banks	13	1,208	343	89
Debentures	14	1,989	2,983	776
Deferred taxes	24	(*) 212	196	51
Other long-term liabilities		2	17	4

		3,411	3,539	920

Commitments and contingent liabilities	16

Shareholders’ equity	17
Ordinary shares of NIS 0.01 par value as of December 31, 2006 and 2007: Authorized – 300,000,000 shares at December 31, 2006 and 2007; issued and outstanding 97,500,000 and 97,504,721 shares at December 31, 2006 and 2007, respectively		1	1	-
Capital reserve		(24)	(4)	(1)
Retained earnings		(*) 620	833	217

Total shareholders’ equity		597	830	216

Total liabilities and shareholders’ equity		5,323	6,272	1,631

(*)	Restated due to initial implementation of a new Israeli Accounting Standard (See Note 2U(2))
(**)	Reclassified due to initial implementation of a new Israeli Accounting Standard (See Note 2U(4))

The accompanying notes are an integral part of the financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Income Statements

All amounts are in millions except for share and per share data

					Convenience translation into U.S. dollar (Note 2C)
		Year ended December 31			Year ended December 31
		2005	2006	2007	2007
	Note	NIS (Note 2B)			US$
Revenues	18	5,114	5,622	6,050	1,573

Cost of revenues	19	* 3,081	* 3,273	3,372	877

Gross profit		2,033	2,349	2,678	696

Selling and marketing expenses	20	623	656	685	178

General and administrative expenses	21	656	659	652	169

Operating income		754	1,034	1,341	349

Financial income (expenses), net	22	24	(155)	(156)	(41)

Other expenses, net	23	* 13	* 6	3	1

Income before income tax		765	873	1,182	307

Income tax	24	* 234	* 314	309	80

Net income		531	559	873	227

Earnings per share

Basic earnings per share in NIS (see Note 2T)		* 5.44	* 5.73	8.95	2.33

Diluted earnings per share in NIS (see Note 2T)		* 5.44	* 5.73	8.87	2.31

Weighted-average number of shares used in the
calculation of basic earnings per share
(in thousands)		97,500	97,500	97,500	97,500

Weighted-average number of shares used in the
calculation of diluted earnings per share
(in thousands)		97,500	97,500	98,441	98,441

(*)	Restated due to initial implementation of a new Israeli Accounting Standard (See Note 2U(2))

The accompanying notes are an integral part of the financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

All amounts are in millions

	Share capital amount	Capital reserve	Cash dividend declared subsequent to balance sheet date	Retained earnings	Total	Convenience translation into U.S. dollar (Note 2C)
	NIS (Note 2B)					US$
Balance as of January 1, 2005	-	-	-	* 3,361	3,361	874

Changes in the year ended December 31, 2005
Movement in capital reserve in respect of hedging transactions, net	-	5	-	-	5	1
Cash dividend declared subsequent to balance sheet date	-	-	3,400	(3,400)	-	-
Net income	-	-	-	* 531	531	138
Balance as of December 31, 2005	-	5	3,400	492	3,897	1,013

Changes in the year ended December 31, 2006
Allotment to dividend share (Note 17B)	1	-	-	(1)	-	-
Movement in capital reserve in respect of hedging transactions, net	-	(29)	-	-	(29)	(7)
Cash dividend paid	-	-	(3,400)	(430)	(3,830)	(996)
Net income	-	-	-	* 559	559	145
Balance as of December 31, 2006	1	(24)	-	620	597	155

Changes in the year ended December 31, 2007
Influence of first time implementation of new accounting standards as of January 1, 2007 (ARO- Note 2U(2))	-	-	-	(5)	(5)	(1)
Movement in capital reserve in respect of hedging transactions, net	-	(9)	-	-	(9)	(2)
Stock based compensation	-	29	-	-	29	7
Cash dividend paid	-	-	-	(655)	(655)	(170)
Cash dividend declared subsequent to balance sheet date	-	-	700	(700)	-	-
Net income	-	-	-	873	873	227
Balance as of December 31, 2007	1	(4)	700	133	830	216

(*)	Restated due to initial implementation of a new Israeli Accounting Standard (See Note 2U(2))

The accompanying notes are an integral part of the financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

All amounts are in millions

				Convenience translation into U.S. dollar (Note 2C)
	Year ended December 31			Year ended December 31
	2005	2006	2007	2007
	NIS (Note 2B)			US$
Cash flows from operating activities:
Net income	* 531	* 559	873	227
Addition required to present cash flows from
operating activities (a)	* 741	* 918	771	200
Net cash provided by operating activities	1,272	1,477	1,644	427

Cash flows from investing activities:
Addition to property, plant and equipment	**(473)	**(526)	(466)	(121)
Proceeds from sales of property, plant and equipment	12	15	4	1
Investment in intangible assets	**(158)	**(122)	(97)	(25)
Investment in long term deposit	-	-	(12)	(3)
Net cash used in investing activities	(619)	(633)	(571)	(148)

Cash flows from financing activities:
Repayments under short-term bank credit facility	(4,953)	(1,222)	-	-
Borrowings under short-term bank credit facility	4,894	1,222	-	-
Borrowings of long-term loans from banks	-	2,155	-	-
Payment of long-term loans from banks	(533)	(1,175)	(645)	(168)
Proceeds from issuance of debentures, net of issuance costs	1,706	290	1,066	277
Paid dividend	-	(3,830)	(639)	(166)
Net cash provided by (used in) financing activities	1,114	(2,560)	(218)	(57)

Increase (decrease) in cash and cash equivalents	1,767	(1,716)	855	222

Balance of cash and cash equivalents at beginning of the period	5	1,772	56	15

Balance of cash and cash equivalents at end of the period	1,772	56	911	237

(*)	Restated due to initial implementation of a new Israeli Accounting Standard (See Note 2U(2))
(**)	Reclassified due to initial implementation of a new Israeli Accounting Standard (See Note 2U(4))

The accompanying notes are an integral part of the financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

All amounts are in millions

				Convenience translation into U.S. dollar (Note 2C)
	Year ended December 31			Year ended December 31
	2005	2006	2007	2007
	NIS (Note 2B)			US$
(a) Adjustments required to present cash flows from
operating activities
Income and expenses not involving cash flows
Depreciation and amortization	* 889	* 830	774	201
Deferred taxes	*(4)	*(20)	(4)	(1)
Exchange and linkage differences on long-term liabilities	-	(109)	(7)	(2)
Capital losses from sale of property, plant and equipment	* 4	* 6	4	1
Change in provision for decline in value of land - held for sale	4	-	(10)	(2)
Stock based compensation	-	-	29	7
Change in other long term liabilities	-	-	2	-
	893	707	788	204
Changes in assets and liabilities
Increase in trade receivables (including long-term amounts)	(37)	(75)	(139)	(36)
Decrease (increase) in other receivables
(including long- term amounts)	(60)	22	(18)	(5)
Decrease (increase) in inventories	(19)	(13)	(114)	(29)
Increase (decrease) in trade payables and accrued expenses (including long-term amounts)	(15)	4	178	46
Increase (decrease) in other payables and credits
(including long-term amounts)	(21)	273	76	20
	(152)	211	(17)	(4)
	741	918	771	200

(b) Non-cash investing and financing activities
Acquisition of property, plant and equipment and intangible assets on credit	314	197	216	56
Receivables in respect of issuance of debentures	46	-	-	-
Tax withheld regarding cash dividend	-	-	16	4
Supplemental information:
Income taxes paid	275	267	313	81
Interest paid	51	124	175	46

(*)	Restated due to initial implementation of a new Israeli Accounting Standard (See Note 2U(2))

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

On February 2007, the Company completed its initial public offering on the New York Stock Exchange ("NYSE"), of ordinary shares par value NIS 0.01 per share, in which Discount Investment Corporation Ltd. ("DIC") and Goldman Sachs International sold 20,000,000 of the Company's ordinary shares. Following completion of the initial public offering and registration of its ordinary shares for trading in the NYSE, the Company became a public company.

On July 1, 2007, the Company listed its ordinary shares, which are traded on the NYSE, on the Tel Aviv Stock Exchange (“TASE”).

B.
On April 23, 2006, Cellcom Fixed Line Communication L.P. a limited partnership 100%-owned, directly and indirectly, by Cellcom Israel Ltd. (hereinafter - "Cellcom Partnership") received a special general license from the Ministry of Communications for provision of land-line communications services. The license does not require Cellcom Partnership to provide a universal service. Cellcom Partnership focuses on offering services to the business sector.

Note 2 - Significant Accounting Policies

A.	Basis of presentation

These financial statements are prepared in accordance with generally accepted accounting principles in Israel (“Israeli GAAP”), which differ in certain material respects from generally accepted accounting principles in the United States of America (“US GAAP”) – see Note 28. The Company shall adopt International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standard Board ("IASB") for the period beginning of January 1, 2008 (see note 2U(5)).

B.           Reporting principles

1.
The functional currency of the Company is the local currency, New Israeli Shekels (“NIS”).  The Company prepares and presents its financial statements in NIS. Transactions denominated in foreign currencies are recorded at the prevailing exchange rate at the time of the transactions.

2.	Transition to nominal financial reporting in 2004.

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont'd)

B.           Reporting principles (cont'd)

2.           (cont'd)

With effect from January 1, 2004, the Company has adopted the provisions of Israel Accounting Standard No. 12 –“Discontinuance of Adjusting Financial Statements for Inflation” – of the Israel Accounting Standards Board and, pursuant thereto, the Company has discontinued, from that date, the adjustment of its financial statements for the effects of inflation in Israel.

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

3.            Effect of changes in the CPI and in foreign currency exchange rates

Data regarding the CPI and currency exchange rates are as follows:

	December 31,	December 31,	December 31,
	2005	2006	2007

CPI (in points)	185.1	184.9	191.2
Exchange rate of U.S.$ in NIS	4.603	4.225	3.846

	2005	2006	2007
CPI	2.4%	(0.1%)	3.4%
Exchange rate of U.S.$ in NIS	6.9%	(8.2%)	(9.0%)

C.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of December 31, 2007 and for the year then ended, have been presented in dollars, translated at the representative rate of exchange as of December 31, 2007 (NIS 3.846 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont'd)

E.           Principles of consolidation

These consolidated financial statements include consolidation of the financial statements of the Company and its fully owned subsidiaries: Cellcom Real Estate (2001) Ltd., Cellcom Holdings (2001) Ltd. and Cellcom Partnership. All inter-company transactions and balances were eliminated upon consolidation.

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

(1)
Property, plant and equipment are stated at cost, including direct costs necessary to prepare the asset for its intended use, and are measured at cost net of accumulated depreciation minus impairment losses.

(2)
Upon the initial recognition of property, plant and equipment, the Company includes in the cost of the asset all the costs it will be required to incur in respect of a liability to dismantle and remove the asset and to restore the site on which it was located.

(3)	See Note 2O for details regarding interest costs capitalized to property, plant and equipment.

(4)	Maintenance and repair costs are charged to expense as incurred. The cost of significant renewals and improvements is capitalized to the carrying amount of the respective fixed asset.

(5)
Depreciation is calculated using the straight-line method. If the property, plant and equipment consists of several components with different estimated useful lives, the individual significant components are depreciated over their individual useful lives. The annual depreciation rates are as follows:

%
Network and transmission equipment	5-20
Control and testing equipment	15-25
Vehicles	15
Computers and hardware	15-33
Furniture and office equipment	6-15

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont'd)

I.	Property, plant and equipment (cont'd)

Leasehold improvements are depreciated over the shorter of their estimated useful lives or the expected lease terms.

See Note 2U(2) for the impact of the adoption of the Israeli Accounting Standard No. 27, "Property, plant and equipment", commencing January 1, 2007.

J.	Impairment of assets

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

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

K.	Intangible assets

Intangible assets consist of licenses, computer software costs and deferred expenses. As of January 1, 2007, the Company has implemented Israeli Accounting Standard No. 30 "Intangible Assets" ("Standard No. 30"). For the influence of the first time implementation of Standard No. 30, see note 2U(4).

(1)
Intangible assets are stated at cost, including direct costs necessary to prepare the asset for its intended use. A group of similar intangible assets are measured at cost net of accumulated amortization minus impairment losses.

(2)
The Company capitalizes certain costs incurred in connection with developing or obtaining internal use software in accordance with generally accepted accounting standards. Capitalized costs include direct development costs associated with internal use software, including internal direct labor costs and external costs of materials and services. These capitalized software costs are included in "intangible assets, net" in the consolidated balance sheets and are amortized on a straight-line basis over the period of their expected use. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

(3)
Deferred expenses in respect of commissions regarding the acquisition of new subscribers are recognized as intangible assets, if the costs can be measured reliably, incremental to the contract and directly attributable to obtaining a specific subscriber. If the costs do not meet the aforementioned criteria, they are recognized immediately as expenses.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

K.	Intangible assets (cont'd)

(4)
Amortization is calculated using the straight-line method. If the intangible assets consist of several components with different estimated useful lives, the individual significant components are amortized over their individual useful lives. The annual amortization rates are as follows:

	%
Licenses	5-6	(mainly 6%)
Information systems	25
Software	25

Deferred costs are amortized over the expected life of the subscriber contractual relationship (mainly 18 months).

L.	Revenue recognition

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

The Company offers enhanced services including voice mail, text and picture messaging, as well as downloadable wireless data applications, including ring tones, music, games, and other informational content. Generally, these enhanced features and data applications generate additional service revenues through monthly subscription fees or increased usage through utilization of the features and applications. Other optional services, such as equipment warranty plans are also provided for a monthly fee and are either sold separately or bundled and included in packaged rate plans. Revenues from enhanced features and optional services are recognized when earned.

Costs of revenues mainly include ongoing license fees, interconnection and roaming expenses, cell site leases, depreciation and amortization charges and technical repair and maintenance expenses directly related to services rendered.

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

L.           Revenue recognition (cont’d)

In accordance with Standard No. 25, the main issue in regards to accounting for revenue is determining the timing of revenue recognition. Revenue from the sale of goods is recognized when all the following conditions have been satisfied: (a) the significant risks and rewards of ownership of the goods have been transferred to the buyer; (b) the seller retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (c) the amount of revenue can be measured reliably; (d) it is probable that the economic benefits associated with the transaction will flow to the seller; and (e) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

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

M.           Share-based payments

On January 1, 2006 the Company adopted Accounting Standard No. 24, “Share-Based Payments” (“Standard No. 24”) of the Israel Accounting Standards Board. In accordance with the provisions of Standard No. 24, the Company recognizes share-based payment transactions in the financial statements, including transactions with employees or other parties that are settled by equity instruments, cash or intangible assets at their fair value.

The Company records as a salary expense, with a parallel increase in its shareholders’ equity, the benefit that is created when it grants equity-settled options to employees, in accordance with the fair value of the options on the grant date, while using the Black & Scholes model. According to this policy, the benefit created is spread over the vesting period of the options on the basis of the Company’s estimate regarding the number of options that will ultimately vest, adjusted for estimated forfeitures if any.

N.           Advertising expenses

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2005, 2006 and 2007 totaled NIS 118 million, NIS 96 million and NIS 121 million, respectively.

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

For the years ended December 31, 2007 and 2005 the Company did not capitalize financing costs. In 2006, the amount of financing costs capitalized to property, plant and equipment was NIS 4 million. The average annual capitalization rate during 2006 was 7.9%.

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

Q.           Freestanding derivative financial instruments (cont'd)

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

R.           Financial instruments and concentration of credit risk

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and other current assets and liabilities are reasonable estimates of their fair value due to the short-term nature of these instruments. See Note 25C for the fair value of debentures (including current maturities).

Financial instruments that could potentially subject the Company to credit risks consist primarily of trade accounts receivables. Concentrations of credit risk with respect to these receivables are limited due to the composition of the subscriber base, which includes a large number of individuals and businesses.

As from January 1, 2006, the Company adopted Israeli Accounting Standard No. 22, “Financial Instruments: Disclosure and Presentation ("Standard No. 22”), which provides rules for presenting financial instruments in financial statements and specifies the proper disclosures required in respect thereto. Standard No. 22 provides the method for classifying financial instruments as financial liabilities and as shareholders’ equity, for classifying the interest, dividends, losses and gains related thereto, and the criteria for offsetting financial assets and financial liabilities. Standard No. 22 was adopted on a prospective basis. The transition to Standard No. 22 resulted in the reclassification of deferred charges in respect of the issuance of debentures from intangible assets to a contra asset to the respective debentures.

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

T.           Earnings per share

The Company calculates earnings per share in accordance with the provisions of Israeli Accounting Standard No. 21, “Earnings per Share”. Basic earnings per share is calculated by dividing the earnings or loss attributable to the ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. In order to calculate the diluted earnings per share, the Company adjusts the earnings or losses attributable to the ordinary shareholders, and the weighted average number of outstanding ordinary shares, in respect of the effects of all the dilutive potential ordinary shares. For all reported periods, there were no outstanding stock options except those that were dependent on a successful public offering of the Company’s ordinary shares or warrants, or other potentially dilutive instruments. The options that were granted to the employees and Chairman of the board of directors of the Company during the year ended December 31, 2006 (see Note 17C) which were contingent upon completion of the Company's public offering are included in the calculation of diluted earnings per share from the date such shares were listed for trade (February 7, 2007). Regarding a stock split and an allotment of dividend shares - see Note 17B.

U.           Effects of new Israeli Accounting Standards

1.	Israeli Accounting Standard No 26, “Inventory” (“Standard No. 26”)

In August 2006, the Israeli Accounting Standards Board published Standard No. 26. The Standard provides guidelines for determining the cost of inventory and its subsequent recognition as an expense as well as for determining impairments in the value of inventory written down to net realizable value. The Standard also provides guidelines regarding formulas used to allocate costs to various types of inventory. As of January 1, 2007, the Company has implemented Standard No. 26. Implementation of Standard No. 26 did not have a material effect on the Company’s results of operations and financial position.

2.	Israeli Accounting Standard No. 27, “Property, plant and equipment” (“Standard No. 27”)

As of January 1, 2007, the Company has implemented Standard No. 27. The Standard prescribes rules for the presentation, measurement and recognition of property, plant and equipment and for the disclosure required in respect thereto. The Standard also provides for, among other things, the following:

Measurement after initial recognition of property, plant and equipment
Standard No. 27 provides that a group of similar property, plant and equipment shall be measured at cost net of accumulated depreciation minus impairment losses, or alternatively, at its revalued amount less accumulated depreciation, whereas an increase in the value of the asset above its initial cost as a result of the revaluation will be directly included in the shareholders’ equity under a revaluation reserve.

Asset retirement obligations
Standard No. 27 provides, that upon the initial recognition of property, plant and equipment, the entity shall include in the cost of the asset all the costs it will be required to incur in respect of a liability to dismantle and remove the asset and to restore the site on which it was located.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

U.	Effect of new Israeli Accounting Standards (cont’d)

2.	Israeli Accounting Standard No. 27, “Property, plant and equipment” (cont'd)

Component depreciation
Standard No. 27 provides that if property, plant and equipment consist of several components with different estimated useful lives, the individual significant components should be depreciated over their individual useful lives.

Standard No. 27 was applied to financial statements on January 1, 2007, and was implemented on a retroactive basis, except for asset retirement obligations for which the transition and provisions and the cumulative effect of Standard No.27 are described in the paragraph below.

The initial implementation of the Standard had the following effects:

Asset retirement obligations
Prior to the implementation of Standard No.27, upon the initial recognition of property, plant and equipment, the Company was not required and therefore did not include in its cost the initial estimate of costs for dismantling and removing the item and for restoring the site on which it was located, and therefore:

(a)	It measured the said liability as at January 1, 2007 in accordance with generally accepted accounting principles, at the amount of NIS 12 million.

(b)
It calculated the amount that would have been included in the cost of the asset on the date on which the liability was initially incurred by capitalizing the amount of the liability mentioned in item (a) above to the date on which the liability was initially incurred (hereinafter - the capitalized amount) at the amount of NIS 9 million. The liability was capitalized using the best estimate of the historical capitalization rates suitable to the risk that was relevant to that liability during the expired period; and,

(c)	It calculated the accumulated depreciation on the capitalized amount as at January 1, 2007 on the basis of the useful life of the asset as at that date at the amount of NIS 4 million;

(d)	It recorded a tax asset in the amount of NIS 2 million.

(e)
The difference between the amount that was charged to the asset in accordance with items (b) and (c) above, and the amount of the liability in accordance with item (a) above, and the tax asset in accordance with item (d) above, in the amount of NIS 5 million, was included in retained earnings as at January 1, 2007.

Implementation of the component method:
In accordance with the transitional provisions of the Standard, the financial statements were restated as a result of implementing the provisions of the Standard with respect to the separate calculation of depreciation for the various cost components of the network, mainly, transmission equipment and infrastructure. Accordingly, the depreciation rate of the network, which is used by the Company, has been changed from 15% to depreciation rates ranging between 5%-20%, according to the useful life of each item.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

U.	Effect of new Israeli Accounting Standards (cont’d)

2.	Israeli Accounting Standard No. 27, “Property, plant and equipment” (cont’d)

The effect of the aforementioned restatement is as follows:

		As originally reported	Effect of restatement	As reported in these financial statements
		NIS millions	NIS millions	NIS millions
(1)	The effect on the consolidated balance sheet as at December 31, 2006

	Property, plant and equipment, net	** 2,153	397	2,550
	Long-term liabilities -
	Deferred taxes	105	107	212
	Shareholders’ equity	307	290	597

	The effect on the shareholders equity as at January 1, 2005	3,161	200	3,361

**	Reclassified due to initial implementation of a new Israeli Accounting Standard (See Note 2U(4))

(2)	The effect on net income

	For the year ended December 31, 2005	For the year ended December 31, 2006
	NIS millions	NIS millions
Net income as previously reported	483	517
Effect of restatement:
Decrease in depreciation expenses	52	53
Increase in capital losses	(2)	(1)
Increase in deferred tax expenses	(2)	(10)
Net income as reported in these financial statements	531	559

(3)	The effect on basic and diluted earnings per ordinary share

Basic and diluted earnings per ordinary share as reported in the past	4.95	5.30
Effect of restatement	0.49	0.43
Basic and diluted earnings per ordinary share as reported in these financial statements	5.44	5.73

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

  Note 2 - Significant Accounting Policies (cont’d)

U.	Effect of new Israeli Accounting Standards (cont’d)

3.	Israeli Accounting Standard No. 23, “The Accounting Treatment of Transactions between an Entity and the Controlling Interest Therein” (“Standard No. 23”)

In December 2006 the Israel Accounting Standards Board published Accounting Standard No. 23 (hereinafter – Standard No. 23). Standard No. 23 replaces the main provisions of the Israeli Securities Regulations (with regard to Financial Statement Presentation of Transactions between a Company and its Controlling Shareholder). Standard No. 23 provides that assets (other than an intangible asset with no active market) and liabilities included in a transaction between the entity and its controlling shareholder shall be measured on the date of the transaction at fair value and that the difference between the fair value and the consideration from the transaction shall be included in shareholders’ equity. A negative difference is considered to be a dividend, and therefore decreases the retained earnings. A positive difference is considered an additional investment by the controlling shareholder, and is presented as a separate item in the shareholders’ equity “capital reserve resulting from transactions between an entity and the controlling interest”.

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

Standard No. 23 applies to transactions between an entity and its controlling shareholder that are executed after January 1, 2007, and to a loan that was granted to a controlling shareholder or that was received from it before the date this Standard came into effect, as from the date the loan was granted or received.

Standard No. 23 was implemented by the Company as of January 1, 2007.

Implementation of Standard No. 23 did not have a material effect on the Company’s results of operations and financial position.

4.	Israeli Accounting Standard No. 30, "Intangible Assets" ("Standard No. 30")

As of January 1, 2007, the Company has implemented Standard No. 30. The Standard discusses the accounting treatment of intangible assets and defines how to measure the book value of these assets, as well as the disclosures that are required. The Standard has been initially implemented retroactively for all reported periods.

In accordance with the standard, the Company reclassified the costs of computer software and capitalized costs with regard to internally developed software, which are separable from their underlying asset, in the net amount of NIS 237 million as of December 31, 2006, from property, plant and equipment to intangible assets.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

U.	Effect of new Israeli Accounting Standards (cont’d)

5.	Israeli Accounting Standard No. 29, "Adoption of International Financial Reporting Standards ("IFRS") (“Standard No. 29”)"

In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29 ("Standard No. 29"). The Standard provides that entities subject to the Israeli Securities Law - 1968 that are required to report according to the regulations of this law are to prepare their financial statements for periods beginning as from January 1, 2008 according to International Financial Reporting Standards as issued by the International Accounting Standards Board (collectively “IFRS”).

In accordance with Standard No. 29 the Company will adopt IFRS in 2008 as its primary basis of accounting and external financial reporting, based upon the requirements of IFRS 1, “First Time Adoption of International Financial Reporting Standards" (“IFRS 1”). Upon the adoption of IFRS in 2008 in accordance with IFRS 1, the Company will apply IFRS in effect as of December 31, 2008. In addition, the Company will consider otherwise available IFRS for early adoption as of December 31, 2008. The IFRS will be applied with retroactive application of such policies to its IFRS transition date of January 1, 2007 (i.e. the “comparative information”).

In accordance with Standard No. 29, the Company is required to include in a note to these Israeli GAAP 2007 financial statements, a condensed balance sheet and income statement  as of and for the year ended December 31, 2007, prepared according to the recognition, measurement and presentation principles of IFRS that are in effect or otherwise available for early adoption as of December 31, 2007. Standard No. 29 does not require that the presentation and disclosure of the 2007 IFRS information presented herein comply with the requirements of IFRS 1. Accordingly, the Company has not prepared the accompanying 2007 IFRS information in accordance with IFRS 1.

The tables and notes hereunder quantify and explain the significant differences between Israeli GAAP and IFRS as of and for the year ended December 31, 2007, based upon IFRS as of December 31, 2007, as applied by the Company. The IFRS that will be in effect and available for adoption in the Company’s 2008 annual financial statement when the Company adopts IFRS in accordance with IFRS 1, may differ from the IFRS policies applied by the Company for purposes of the following 2007 disclosure. Accordingly, the accounting principles that will be applied in respect of the year ended December 31, 2007, may change upon the Company’s adoption of IFRS in accordance with IFRS 1 in 2008.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

U.	Effects of new Israeli Accounting Standards (cont'd)

5.	Israeli Accounting Standard No. 29, "Adoption of International Financial Reporting Standards" (cont'd)

		January 1, 2007					December 31, 2007
			Effect of applying IFRS
		Israeli GAAP as reported prior to the adoption of new Israeli accounting standards in 2007	Effects reflected upon the adoption of new Israeli accounting standards in 2007	Israeli GAAP as reported after the adoption of new Israeli accounting standards in 2007	Other effect of applying IFRS	IFRS	Israeli GAAP	Effect of applying IFRS	IFRS
	Note	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Current assets
Cash and cash equivalents		56	-	56	-	56	911	-	911
Trade receivables, net		1,242	-	1,242	-	1,242	1,397	-	1,397
Other receivables	A, B	123	-	123	(50)	73	133	(37)	96
Inventory		131	-	131	-	131	245	-	245
Total current assets		1,552	-	1,552	(50)	1,502	2,686	(37)	2,649

Long-term receivables	C	526	-	526	21	547	533	30	563

Property, plant and
equipment, net	C, D	2,390	165	* 2,555	(23)	2,532	2,368	(33)	2,335

Intangible assets	D	458	237	695	-	695	685	-	685
Total non-current assets		3,374	402	3,776	(2)	3,774	3,586	(3)	3,583

Total assets		4,926	402	* 5,328	(52)	5,276	6,272	(40)	6,232

* Includes accumulative effect as of the adoption of Standard No. 27 regarding asset retirement obligations, net effect of NIS 5 million, see Note 2U(2)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

U.	Effects of new Israeli Accounting Standards (cont'd)

5.	Israeli Accounting Standard No. 29, "Adoption of International Financial Reporting Standards" (cont'd)

		January 1, 2007					December 31, 2007
			Effect of applying IFRS
		Israeli GAAP as reported prior the adoption of new Israeli accounting standards in 2007	Effects reflected upon the adoption of new Israeli accounting standards in 2007	Israeli GAAP as reported after the adoption of new Israeli accounting standards in 2007	Other effect of applying IFRS	IFRS	Israeli GAAP	Effect of applying IFRS	IFRS
	Note	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Current liabilities
Short-term credit		-	-	-	-	-	353	-	353
Trade payables and accrued expenses		819	-	819	-	819	1,007	-	1,007
Current taxation liabilities	E	-	-	-	117	117	-	122	122
Other current liabilities	E	496	-	496	(117)	379	543	(122)	421
Total current liabilities		1,315	-	1,315	-	1,315	1,903	-	1,903

Long-term loans from banks		1,208	-	1,208	-	1,208	343	-	343
Debentures		1,989	-	1,989	-	1,989	2,983	-	2,983
Other long-term liabilities	D	2	12	* 14	-	14	17	-	17
Deferred tax liabilities	A, B, D, F	105	105	* 210	(57)	153	196	(47)	149
Total non-current liabilities		3,304	117	3,421	(57)	3,364	3,539	(47)	3,492
Total liabilities		4,619	117	4,736	(57)	4,679	5,442	(47)	5,395
Shareholders equity
Share capital		1	-	1	-	1	1	-	1
Capital reserves	G	(24)	-	(24)	-	(24)	(4)	(29)	(33)
Cash dividend declared subsequent to
the balance sheet date	I	-	-	-	-	-	700	(700)	-
Retained earnings	A, C, D, G, H	330	285	* 615	5	620	133	736	869

Total shareholders’ equity	D	307	285	592	5	597	830	7	837

Total liabilities and shareholders’ equity		4,926	402	5,328	(52)	5,276	6,272	(40)	6,232

* Includes accumulative effect as of the adoption of Standard No. 27 regarding asset retirement obligations, net effect of NIS 5 million, see Note 2U(2)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

U.	Effects of new Israeli Accounting Standards (cont'd)

5.	Israeli Accounting Standard No. 29, "Adoption of International Financial Reporting Standards" (cont'd)

Adjustment of the earnings for 2007

			Effect of
		Israeli	applying to
		GAAP	IFRS	IFRS
	Note	NIS millions	NIS millions	NIS millions
Revenues		6,050	-	6,050
Cost of revenues	A	3,372	5	3,377
Gross profit		2,678	(5)	2,673

Selling and marketing expenses		685	-	685
General and administrative expenses	C	652	1	653
Other expenses	J	-	3	3
Operating income		1341	(9)	1,332

Financing expenses		(287)	-	(287)
Financing income	A	131	9	140
Financing costs, net		(156)	9	(147)
Other income expenses	J	3	(3)	-

Income before income tax		1,182	3	1,185

Income tax	A,C,F	309	1	310
Net income		873	2	875

Earnings per share
Basic earnings per share (in NIS)		8.95	0.02	8.97
Diluted earnings per share (in NIS)		8.88	0.02	8.89

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

U.	Effects of new Israeli Accounting Standards (cont'd)

5.	Israeli Accounting Standard No. 29, "Adoption of International Financial Reporting Standards" (cont'd)

A.
In accordance with Israeli GAAP, no separation of embedded derivatives is required, as is required in accordance with IFRS, when the Company enters into commercial contracts (mainly for cell site leases) in which a foreign currency derivative instrument is “embedded” within the contract. This embedded derivative is separated from the host contract and carried at fair value in accordance with IFRS, when (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument. The embedded foreign currency derivatives are marked to market each reporting period against net income. The effect of applying IFRS as at January 1, 2007 includes an increase in other receivables in the amount of NIS 10 million, an increase in deferred tax liabilities in the amount of NIS 3 million and an increase in retained earnings in the amount of NIS 7 million (net of tax). The effect of applying IFRS as at December 31, 2007 includes an increase in other receivables in the amount of NIS 14 million, an increase in deferred tax liabilities in the amount of NIS 4 million and an increase in retained earnings in the amount of NIS 10 million (net of tax). In addition, the cost of revenues increased in the amount of NIS 5 million, financing income increased in the amount of NIS 9 million, and tax expenses increased in the amount of NIS 1 million for the year ended December 31, 2007.

B.
In accordance with Israeli GAAP, deferred tax assets or liabilities were classified as current assets or current liabilities and non-current assets or non-current liabilities according to the classification of the assets or liabilities for which they were created. In accordance with IFRS, deferred tax assets are classified as non-current assets or non-current liabilities even if it is anticipated that they will be realized in the short term. Therefore, upon applying IFRS, short-term deferred tax assets as at January 1, 2007 and December 31, 2007 in the amount of NIS 60 million and NIS 51 million, respectively, were reclassified from the item of other receivables under current assets to the item of deferred tax liabilities under non-current liabilities.

C.
In accordance with Israeli GAAP, lands leased from the Israel Lands Administration ("ILA") are classified as property, plant and equipment and are not depreciated. In accordance with IFRS, when these lands are not considered owned by the Company, the lease payments are classified as long-term receivables and are amortized over the lease period, including the optional extension period if on the date of signing the lease agreement it was reasonably certain that the option will be exercised. Accordingly, as at January 1, 2007 the Company recorded an increase in long-term receivables in the amount of NIS 21 million, a decrease in property, plant and equipment in the amount of NIS 23 million, and a decrease in retained earnings in the amount of NIS 2 million. As at December 31, 2007 the Company recorded an increase in long-term receivables in the amount of NIS 30 million, a decrease in property, plant and equipment in the amount of NIS 33 million, and a decrease in retained earnings in the amount of NIS 3 million. The amortization of lease payments was reflected in an increase in amortization expense in the amount of NIS 1 million for the year ended December 31, 2007.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

U.	Effects of new Israeli Accounting Standards (cont'd)

5.	Israeli Accounting Standard No. 29, "Adoption of International Financial Reporting Standards" (cont'd)

D.	See notes 2(U)2 and 2(U)4 regarding the adoption of Standard No. 27 and Standard No. 30 respectively.

E.
In accordance with Israeli GAAP, current taxation liabilities were classified as other current liabilities. In accordance with IFRS, current taxation liabilities are presented as a separate item in current liabilities. Therefore, upon applying IFRS, current taxation liabilities as at January 1, 2007 and December 31, 2007 in the amount of NIS 117 million and NIS 122 million, respectively, were reclassified from the item of other current liabilities under current liabilities to the item of current taxation liabilities under current liabilities.

F.
The deferred tax liability as presented hereunder has changed based on the aforementioned changes. The changes in the deferred taxes were calculated on the basis of tax rates that are expected to be in effect when the temporary differences reverse:

		January 1	December 31
		2007	2007
	Note	NIS millions	NIS millions
Property, plant and equipment, net	D	105	-
Other receivables	A	3	4
Deferred tax liabilities	B	(60)	(51)
		48	(47)

G.
In accordance with Israeli GAAP, expenses recognized regarding share-based payment transactions were recorded against a capital reserve in the shareholders' equity. In accordance with IFRS, and on the basis of the accounting policy applied by the Company, the Company has reclassified this capital reserve to the retained earnings. Accordingly, the balance of the capital reserve decreased as of December 31, 2007 in the amount of NIS 29 million, and the retained earnings increased in the amount of NIS 29 million.

H.	The effect of the aforementioned adjustments (net of tax) on the retained earnings:

		January 1	December 31
		2007	2007
	Note	NIS millions	NIS millions
Property, plant and equipment, net	D	285	-
Other receivables	A	7	10
Lands leased from the ILA	C	(2)	(3)
Classification of surplus resulting
from share base payment	G	-	29
Dividend declared subsequent to
balance sheet date	I	-	700
		290	736

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

U.	Effects of new Israeli Accounting Standards (cont'd)

5.	Israeli Accounting Standard No. 29, "Adoption of International Financial Reporting Standards (cont'd)

I.
In accordance with Israeli GAAP, a dividend declared subsequent to the balance sheet date and before the approval date of the financial statements was appropriated within shareholders’ equity as a separate item “Dividend declared subsequent to balance sheet date” against a decrease in retained earnings. In accordance with IFRS, such a dividend only requires disclosure and does not require any equity reclassification. Accordingly, as at December 31, 2007 the balance of retained earnings increased and the dividend declared subsequent to the balance sheet date that is presented in shareholders’ equity decreased by the amount of NIS 700 million.

J.
In accordance with Israeli GAAP, gains and losses from the sale of property, plant and equipment net and other income / expenses were not included in operating income. In accordance with IFRS, these items are included in operating income. The effect of applying IFRS for the year ended December 31, 2007 is reflected in a reclassification of these items so as to be included in the operating income, in the amount of  an expense of NIS 3 million.

Financial Instruments linked to the Israeli CPI:

A portion of the financial instruments held by the Company are linked to the Israeli CPI. The Company's management is of the opinion that based upon the position paper draft published by the Israeli Accounting Standards Board, there are several alternative options for the accounting treatment of financial instruments that are linked to the Israeli CPI. For the purpose of the preparation of this note, the Company has adopted the accounting treatment  according to which the book value of the financial instrument and the payments derived from it are revaluated in each period according to the actual rate of change in the CPI, therefore negating the need for a reconciliation between the value of the financial instruments according to Israeli GAAP and their value according to IFRS guidelines. The issue of measurement of financial instruments that are linked to the Israeli CPI according to IFRS guidelines is under the consideration of the Israeli Accounting Standards Board, under which its' professional committee will approach the  IFRIC, in order to receive their position on the issue.

Considering the aforementioned arguments, it is possible the final position regarding the measurement of the aforementioned financial instrument will be that the treatment implemented by the Company is not possible under IFRS guidelines and a different treatment, according to which the inflation expectations are taken into account in the measurement of the financial instrument, would be more appropriate (in that matter refer to clause AG7 and AG8 of IAS39). Should this be decided, the Company would be required to examine the said decision, in addition to its transitional instructions, on its financial statements and their accompanying notes, as presently reported and in the future, until the decision is made according to IFRS.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

  Note 3 - Cash and Cash Equivalents

Composition

	December 31
	2006	2007
	NIS millions	NIS millions
Israeli currency - NIS	45	901
Foreign currency (mainly USD)	11	10

	56	911

Note 4 - Trade Receivables, net

Composition

	December 31
	2006	2007
	NIS millions	NIS millions
Open accounts and unbilled revenue	691	768
Checks and credit cards receivables	165	158
	856	926
Current maturity of long-term receivables	565	626
	1,421	1,552
Less – allowance for doubtful accounts	179	167
	1,242	1,385

Note 5 - Other Receivables

Composition

	December 31
	2006	2007
	NIS millions	NIS millions
Prepaid expenses	54	49
Deferred taxes	60	51
Derivative financial instruments	-	30
Other	9	3
	123	133

Note 6 - Inventory

A.           Composition

	December 31
	2006	2007
	NIS millions	NIS millions
Handsets	98	195
Accessories	7	18
Spare parts	26	32
	131	245

B.	Inventories of handsets, accessories and spare-parts as at December 31, 2007, are presented net of a provision for decline in value in the amount of NIS 2 million (December 31, 2006 – NIS 10 million).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

  Note 7 - Long-term Receivables

Composition

	December 31
	2006	2007
	NIS millions	NIS millions
Open accounts (a)	913	974
Credit cards receivables (a)	171	180
Other	57	67
Total	1,141	1,221
Less deferred interest income (b)	46	47
	1,095	1,174
Less - Allowance for doubtful accounts	4	3
	1,091	1,171
Less current maturities	565	626

	526	545

Maturity dates are as follows:

December 31
2007
NIS millions
Second year	362
Third year	134
Fourth year and thereafter	49

545

(a)	The long-term trade receivables arise from the sale of handsets on a contractual installment basis (primarily 36 monthly payments).

(b)
The deferred interest income constitutes the difference between the amount of the long-term receivables and their discounted value based on the relevant imputed interest rate at the date of the transaction. The annual interest rate used by the Company in 2006 and 2007 was 5%.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

  Note 8 - Property, Plant and Equipment, Net

A.           Composition:

	Land*	Network and transmission equipment	Control and testing equipment	Vehicles	Computers, furniture and office equipment	Leasehold improvements	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
For the year ended December 31, 2007

Cost
Balance at January 1, 2007	33	7,445	261	16	1,853	176	9,784
Reclassification to Intangible Assets
(See note 2U(4))	-	-	-	-	(680)	-	(680)
Balance at January 1, 2007	33	7,445	261	16	1,173	176	9,104

Assets Retirement Obligations- impact of first time adoption (See note 2U(2))	-	9	-	-	-	-	9
Additions	-	324	23	2	63	15	427
Dispositions	-	(33)	(1)	(2)	(285)	-	(321)
Balance at December 31, 2007	33	7,745	283	16	951	191	9,219

Accumulated Depreciation
Balance at January 1, 2007	-	5,343	210	6	1,324	104	6,987
Reclassification to Intangible Assets
(See note 2U(4))	-	-	-	-	(443)	-	(443)
Balance at January 1, 2007	-	5,343	210	6	881	104	6,544
Assets Retirement Obligations- impact of first time addition (See note 2U(2))	-	4	-	-	-	-	4
Depreciation for the period	-	473	18	2	108	15	616
Dispositions	-	(28)	-	(1)	(284)	-	(313)
Balance at December 31, 2007	-	5,792	228	7	705	119	6,851

Provision for decline in value of land held for sale **
Balance at January 1,2007	(10)	-	-	-	-	-	(10)
Reversal of impairment losses	10	-	-	-	-	-	10
Balance at December 31, 2007	-	-	-	-	-	-	-

Net Depreciated cost as at December 31, 2007	33	1,953	55	9	246	72	2,368
Net Depreciated cost as at December 31, 2006	23	2,102	51	10	292	72	2,550

*	Represents land that was leased from the Israel Lands Administration, a capital lease for the period of 49 years, commencing from November 2001.
**
On December 31, 2006, the Company had a provision for the decline in value of land in the amount of NIS 10 millions. On December 10, 2007, the Company signed an agreement (containing generally accepted terms) for the sale of rights in the land to Bayside Land Corporation Ltd., which is controlled by the controlling shareholder of the Company, (the "Buyer") for the sum of NIS 39 million plus value added tax. The agreement was subject to all corporate approvals of both parties, as required under Israeli Companies Law and came into force only after these approvals were obtained subsequent to the balance sheet date, in February 2008.

The transfer of rights in the land to the Buyer is subject to the consent of the Israeli Land Authority ("ILA"). In case the ILA does not give its consent to the transfer of rights, each party will be entitled to terminate the agreement, in which case any sums previously paid or placed in escrow by the Buyer will be returned to the Buyer. In case the ILA demands consent fees and/or any other payment following a claim (if made) as to the Company's alleged failure to comply with the terms of the development and/or lease agreements signed with the ILA, the parties will contest such demands. If such demands are not revoked, the Company will bear their cost. The Company has the right to terminate the agreement, should such payment to ILA exceed 3% of the consideration plus value added tax, unless the parties or either of them, decides to pay the difference between the said 3% and the ILA’s demands.

On December 31, 2007, as result of the agreement signed with the Buyer, the Company fully reversed the impairment provision in respect of the land that was previously made.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

  Note 8 - Property, Plant and Equipment, Net (cont'd)

B.	Additional information

1.
The accumulated cost of the network as at December 31, 2007 includes direct costs incurred to construct the cellular mobile telephone system, in the amount of NIS 258 million (December 31, 2006 – NIS 245 million) including capitalized engineering,  professional consulting fees, direct salaries and financing expenses.

2.	Depreciation in respect of property, plant and equipment totaled NIS 775 million, NIS 702 million and NIS 616 million for the years ended December 31, 2005, 2006 and 2007, respectively.

3.	Regarding liens – see Note 16D.

Note 9 - Intangible Assets, Net

A.           Composition:

	Licenses	Information Systems	Software	Deferred expenses	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Cost
Balance at January 1, 2006	549	-	-	13	562
Reclassification from Property, Plant and Equipment, Net (See note 2U(4))	-	396	187	-	583
Balance at January 1, 2006	549	396	187	13	1,145
Additions	1	63	34	-	98
Dispositions	-	-	-	(4)	(4)
Balance at December 31, 2006	550	459	221	9	1,239

Balance at January 1, 2007	550	459	221	9	1,239
Additions	-	87	38	21	146
Dispositions	-	(7)	-	(9)	(16)
Balance at December 31, 2007	550	539	259	21	1,369

Accumulated Amortization
Balance at January 1, 2006	56	-	-	13	69
Reclassification from Property, Plant and Equipment, Net (See note 2U(4))	-	232	95	-	327
Balance at January 1, 2006	56	232	95	13	396
Amortization for the period	36	76	40	-	152
Dispositions	-	-	-	(4)	(4)
Balance at December 31, 2006	92	308	135	9	544

Balance at January 1, 2007	92	308	135	9	544
Amortization for the period	39	73	42	2	156
Dispositions	-	(7)	-	(9)	(16)
Balance at December 31, 2007	131	374	177	2	684

Net amortized cost as at January 1, 2006	493	164	92	-	749
Net amortized cost as at December 31, 2006	458	151	86	-	695
Net amortized cost as at December 31, 2007	419	165	82	19	685

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

  Note 9 - Intangible Assets, Net (cont'd)

B.	Additional information

1.
The accumulated cost of the information systems as at December 31, 2007 includes cumulative capitalized development costs of software for internal use in the amount of NIS 491 million (December 31, 2006 – NIS 459 million).

2.	Amortization in respect of the intangible assets other than licenses totaled NIS 109 million, NIS 116 million, and NIS 117 million for the years ended December 31, 2005, 2006 and 2007, respectively.

3.	License amortization expenses for the years ended December 31, 2005, 2006 and 2007 totaled NIS 29 million, NIS 36 million and NIS 39 million, respectively.

The expected license amortization expense for the next six years is as follows:

December 31
2007
NIS millions
2008	35
2009	32
2010	29
2011	29
2012	29
2013	29

Note 10 - Short-Term Credit

Composition

	December 31
	2006	2007
	NIS millions	NIS millions
Current maturities of long-term loans	-	232
Current maturities of debentures	-	121

	-	353

Note 11 - Trade Payables and accrued expenses

Composition

	December 31
	2006	2007
	NIS millions	NIS millions
Open accounts:
In Israeli currency	204	249
In foreign currency (mainly in U.S. dollars)	118	194
Accrued expenses (mainly in NIS)	497	564

	819	1,007

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 12 - Other Current Liabilities

Composition

	December 31
	2006	2006
	NIS millions	NIS millions
Employees and related liabilities	113	126
Government institutions	117	156
Accrued expenses	119	128
Deferred revenue	30	38
Derivative financial instruments	112	94
Advances from customers	5	1

	496	543

Note 13 - Long-term Loans from Banks

A.           Composition

	December 31
	2006	2006
	NIS millions	NIS millions
In or linked to USD	718	327
In NIS - unlinked	507	253
	1,225	580

Less debt issuance cost	(17)	(5)

Total	1,208	575

Less current maturities	-	(232)

	1,208	343

Interest rate for December 31, 2007 – in USD – 5.7%, in NIS – 5.3%-5.4% (2006 – 6.5% - 6.6%).

B.           Maturity dates:

December 31
2007
NIS millions
2008	232
2009	232
2010	116

580

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

  Note 13 - Long-term Loans from Banks (cont'd)

C.	Credit facility agreement

In March 2006, the Company entered into an unsecured syndicated facility agreement with a number of Israeli and international banks arranged by Citibank N.A. and Citibank International plc, which provided for a term loan of $280 million and a revolving credit facility of up to $70 million. On April 10, 2006, the Company converted part of the outstanding dollar loan into a NIS loan. The Company repaid an amount of $ 137.5 million (comprised of $ 110 million on account of the term loan and $ 27.5 million on account of the revolving credit facility) and the Company received in exchange an amount of NIS 633 million (comprised of a term loan in the amount of NIS 506 million and a revolving credit facility in the amount of NIS 127 million). In November 2007, the Company performed a voluntary partial prepayment of 50% of the outstanding term loan, in a principal amount of US$ 140 million (comprising of approximately US$ 85 million principal amount denominated in US$ and approximately NIS 253 million principal amount denominated in NIS). As of December 31, 2007 the outstanding principal amount of the term loan is US$ 140 million (comprising of approximately US$ 85 million denominated in US$ and approximately NIS 253 million denominated in NIS).

As of December 31, 2007, the average interest rate on the outstanding dollar loans was three-month LIBOR + 0.80% per year and the average interest rate on the outstanding NIS loans was three month TELBOR + 0.80% + 0.20% per year.

The loan agreement includes standard provisions with respect to voluntary prepayment, events of default, financial covenants and restrictive covenants. As of the balance sheet date the Company is in compliance with all of its debt covenants. Regarding the voluntary prepayment of the balance of the term loan and the termination thereof refer to note 27A.

  Note 14 - Debentures

A.           Composition

		December 31	December 31
		2006	2007
	Interest rate %	NIS millions	NIS millions
Debentures (Series A) – linked to the Israeli CPI	5.00%	1,065	1,092
Debentures (Series B) – linked to the Israeli CPI	5.30%	925	948
Debentures (Series C) – linked to the Israeli CPI	4.60%	-	245
Debentures (Series D) – linked to the Israeli CPI	5.19%	-	827
Unamortized premium on debentures		3	1
Unamortized discount on debentures		-	(3)
		1,993	3,110
Less current maturities		-	(121)
Less - Deferred issuance expenses		(4)	(6)

		1,989	2,983

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 14 – Debentures (cont'd)

B.           Maturity dates

December 31
2007
NIS millions
2008	121
2009	297
2010	297
2011	297
2012	297
More than 5 years	1,801

3,110

C.           Issuance of debentures

In December 2005, the Company issued NIS 1,037 millions principle amount debentures (Series A) to institutional investors at par value. The debentures are payable in nine equal semi-annual installments, on July 5 of each of the years 2008 through 2012 and on January 5 of each of the years 2009 through 2012. The debentures bear an annual interest of 5.00%. The interest is to be paid on January 5 of each of the years 2007 through 2012 and on July 5 of each of the years 2006 through 2012 for the six-month period ended on the day prior to each date as stated. Both the principal amount and interest are linked to the Israeli Consumer Price Index for November 2005.

In December 2005, the Company issued NIS 715 million principle amount debentures (Series B) to institutional investors at par value. The debentures are payable in five equal annual installments, on January 5 of each of the years 2013 through 2017. The debentures bear an annual interest of 5.30%. The interest is to be paid on January 5 of each of the years 2007 through 2017 for the twelve-month period ended on the day prior to each date as stated. Both the principal amount and interest are linked to the Israeli Consumer Price Index for November 2005.

On May 29, 2006, the Company issued to institutional investors additional Series A debentures in the aggregate principle amount of NIS 28 million, in exchange for consideration of NIS 29 million, and additional Series B debentures in the aggregate principle amount of NIS 210 million in exchange for consideration of NIS 221 million.

In October 2007, the Company issued debentures Series C to the public in the aggregate principle amount of NIS 245 million in exchange for a net consideration of NIS 244 million. The debentures are payable in nine semi-annual installments, on March 1 and September 1 of each of the years 2009 through 2012, and on March 1, 2013. The debentures bear an annual interest of 4.60%. The interest is to be paid in semi- annual installments on March 1 and September 1 of each of the years 2008 through 2012 and on March 1, 2013. Both the principal amount and interest are linked to the Israeli Consumer Price Index for August 2007.

In October 2007, the Company issued new debentures Series D to the public investors in the aggregate  principle amount of NIS 827 million in exchange for a net consideration of NIS 823 million. The debentures are payable in five equal annual installments, on July 1 of each of the years 2013 through 2017. The debentures bear an annual interest of 5.19%. The interest is to be paid in annual installments on July 1 of each of the years 2008 through 2017. Both the principal amount and interest are linked to the Israeli Consumer Price Index for August 2007.

For information regarding a private placement to institutional investors, of additional debentures of Series C and D refer to Note 27B.

The debentures (series A, B, C & D) are listed on the Tel Aviv Stock Exchange and are not convertible.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 15 - Liability for Employee Severance Benefits, net

A.
The Company’s liability for severance pay for its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. After completing one full year of employment, the Company’s Israeli employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. For the majority of the Company employees the payments to the pension funds and insurance companies discharge the Company’s obligation to the employees as required by the Severance Pay Law in connection with Section 14. Accumulated amounts in the pension funds and with the insurance companies are not under the control or administration of the Company, and accordingly, neither those amounts nor the corresponding accrual for severance pay are reflected in the balance sheet. The obligation of the Company, under law and labor agreements, for termination benefits to employees not covered by the aforementioned pension or insurance plans is NIS 2 millions and NIS 3 million as of December 31, 2006 and 2007 respectively as included in the balance sheet, under other long term liabilities.

B.	The severance pay expenses for the years ended December 31, 2005, 2006 and 2007 were approximately NIS 27 million, NIS 27 million and NIS 28 million, respectively.

C.
In January 2008, subsequent to the balance sheet date, under an order issued by the Ministry of Industry, Commerce and Labor, all Israeli employers are obligated to contribute to a pension plan amounts equal to a certain percentage of the employee's wages, for all employees, after a certain minimum period of employment. The Company is complying with this obligation. Under the new order, additional employees are entitled to contribution to a pension plan, which shall increase gradually until 2013 and up to 5% of the employee’s wages, with additional identical contribution for severance pay. A provision in the Company's financial reports covers severance pay to those employees who were not entitled to managers’ insurance or other pension arrangements or for the balance between future severance pay according to the law and the contribution for severance payment, made according to said order.

Note 16 - Commitments and Contingent Liabilities

A.	Contingent liabilities

All sums indicated for the lawsuits below are as at the filing date thereof, unless specifically mentioned otherwise.

1.
In December 2002, a purported class action lawsuit was filed against the Company and another cellular operator in the District Court of Tel-Aviv–Jaffa in connection with the Company’s incoming call tariff to subscribers of other operators when calling the Company’s subscribers during the period prior to the regulation of interconnect fees. If the lawsuit is certified as a class action, the amount claimed is NIS 1.6 billion. Based on advice of counsel, management believes that the Company has a good defense against the certification of the lawsuit as a class action. Accordingly, no provision has been included in the financial statements in respect of this claim.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 16 - Commitments and Contingent Liabilities (cont'd)

A.	Contingent liabilities (cont'd)

2.
In August 2001, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv-Jaffa by one of the Company’s subscribers in connection with air time tariffs and subscriber fees that were allegedly collected not in accordance with the agreement of undertaking signed by the Company’s subscribers at the time of joining the Company’s network. If the lawsuit is certified as a class action, the amount claimed is NIS 1.26 billion plus punitive damages at a rate of not less than 100% of the amount of the judgment. In February 2004, the motion for certification as a class action was denied. In March 2004, this decision was appealed to the Israeli Supreme Court. In January 2006, the Supreme Court approved the plaintiff’s motion to amend his complaint to reflect the amendment to the Consumer Protection Law and return to the District Court in order to examine the amendment’s effect, if any, on the District Court ruling, which remains in effect. In October 2006, a separate motion was granted allowing the plaintiff to further revise his complaint, as a result of enactment of the Class Action Claims Law. Based on advice of counsel, management believes that the Company has good defenses against the certification of the lawsuit as a class action. Accordingly, no provision has been included in the Company's financial statements in this respect.

3.
In September 2000, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv–Jaffa by one of the Company’s subscribers in connection with VAT charges in respect of warranty premiums and the provision of warranty services that were allegedly provided not in accordance with the law. If the lawsuit is certified as a class action, the amount of the claim is NIS 402 million. In February 2006, the motion for certification as a class action was denied. In March 2006, an appeal was filed with the Supreme Court challenging the dismissal. Based on advice of counsel, management believes that the Company has a good defense against the appeal. Accordingly, no provision has been included in the Company’s financial statements in respect of this claim.

4.
In August 2001, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv–Jaffa by one of the Company’s subscribers in connection with the Company outgoing call tariffs for the ‘Talkman’ (pre-paid) plan and the collection of a distribution fee for ‘Talkman’ calling cards. If the claim is certified as a class action, the amount claimed is NIS 135 million. In June 2004, the motion for certification as a class action was denied. In September 2004, this decision was appealed to the Israeli Supreme Court. In July 2007, pursuant to the appeal, the Israeli Supreme Court granted a petition filed by both parties with mutual consent, in light of the Israeli Class Action Law, 2006, to resubmit the purported class action lawsuit for consideration in the District Court of Tel Aviv-Jaffa. Based on advice of counsel, management believes that the Company has a good defense against the certification of the lawsuit as a class action. Accordingly, no provision has been included in the Company’s financial statements in respect of this claim.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 16 - Commitments and Contingent Liabilities (cont'd)

A.	Contingent liabilities (cont'd)

5.
A dispute exists between the Company and the Ministry of Communications with respect to the payment of fees for its use of the GSM and UMTS frequencies. The amount in dispute as at December 31, 2007, is approximately NIS 69 million (including interest and CPI linkage differences). Until a final decision on this matter, the Company has deposited approximately half of this amount with the Ministry of Communications. Based on advice of counsel, management believes that the method the Company applies in the calculation of the fees is the lawful method. Accordingly, no provision has been included in the Company's financial statements in respect of the amount in dispute. The amount the Company has deposited is refundable upon the favorable resolution of the dispute. The Company has applied to the courts regarding this issue.

6.
In April 2003, a purported class action lawsuit was filed against two other cellular operators and the Company with the District Court of Tel-Aviv–Jaffa in connection with the Company’s incoming SMS tariff to subscribers of other operators when sending SMS messages to the Company’s subscribers during the period before the regulation of SMS interconnect fees. If the lawsuit is certified as a class action, the amount claimed is NIS 90 million, without the specification of the amount claimed from the Company. Based on advice of counsel, management believes that the Company has a good defense against the certification of the lawsuit as a class action. Accordingly, no provision has been included in the Company's financial statements in respect of this claim.

7.
In August 2003, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv–Jaffa and later transferred to the District Court of Central Region by one of the Company’s subscribers in connection with the Company method of rounding the rates of calls, the Company method of linking rates of calls to the consumer price index and that a certain rate that was approved by the Ministry of Communications in 1996 was unlawfully approved. If the lawsuit is certified as a class action, the amount claimed is NIS 150 million. In March 2006, the plaintiff filed an amended statement of its claim, following the amendment to the Consumer Protection Law in December 2005, to which the Company has replied. Based on advice of counsel, management believes that the Company has a good defense against the certification of the lawsuit as a class action. Accordingly, no provision has been included in the Company financial statements in respect of this claim.

8.
In January 2004, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv–Jaffa by one of its subscribers, with respect to the rates of calls made from the cellular voice mail using the “Boomering” service through use of one of the marketing programs the Company offered to its subscribers. If the claim is certified as a class action, the amount claimed is NIS 10 million. Based on advice of counsel, management believes that the Company has a good defense against the certification of the claim as a class action. Accordingly, no provision has been included in the Company's financial statements in respect of this claim.

9.
In March 2005, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv–Jaffa by one of its subscribers alleging that the Company’s marketing campaigns are misleading. In December 2007, the motion for certification as a class action and the lawsuit were denied. Had the lawsuit been certified as a class action, the total amount claimed was NIS 10 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 16 - Commitments and Contingent Liabilities (cont’d)

A.	Contingent liabilities (cont’d)

10.
In April 2005, a lawsuit was filed against the Company in the District Court of Tel-Aviv–Jaffa by one of the Company's former dealers and importers for the amount of NIS 28 million (reduced for court fee purposes from approximately NIS 38 million), alleging that the Company breached an agreement between the parties. Based on advice of counsel, management believes that the Company has a good defense against the lawsuit. Accordingly, no provision has been made in the Company financial statements in respect of this claim.

11.
In October 2005, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv–Jaffa by one of its subscribers, alleging the Company has mislead in regard to refunds, with respect to the use of air-time in various marketing plans. If the lawsuit is certified as a class action, the amount claimed is NIS 10 million. In November 2007, the motion for certification as a class action and the lawsuit were denied. In January 2008, subsequent to the balance sheet date, this decision was appealed to the Israeli Supreme Court. Based on advice of counsel, management believes that the Company has a good defense against the appeal. Accordingly, no provision has been made in the Company financial statements in respect of this claim.

12.
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

13.
In August 2006, a purported class action lawsuit was filed against the Company and two other cellular operators in the District Court of Tel-Aviv–Jaffa by one of the Company’s subscribers in connection with sums allegedly unlawfully charged for a segment of a call that was not actually carried out. If the lawsuit is certified as a class action, the total amount claimed is estimated by the plaintiffs as exceeding NIS 100 million, without specifying the amount claimed from the Company individually. Based on advice of counsel, management believes, that the Company has a good defense against the certification of the claim as a class action. Accordingly, no provision has been included in the Company’s financial statements in respect of this claim. In November 2006 a similar purported class action was filed against the Company, two other cellular operators and two landline operators in the District Court of Tel-Aviv–Jaffa by four plaintiffs claiming to be subscribers of the three cellular operators. The latter was withdrawn in October 2007, by the plaintiffs, with regards to the Company and the other two cellular operators, following a procedural agreement reached between the plaintiffs in the latter lawsuit and the plaintiffs in former purported class action lawsuit (the two lawsuits will be heard together). Had the withdrawn lawsuit been certified as a class action, the amount claimed from the Company and each of the other cellular operators by the plaintiffs would have been approximately NIS 53 million (the amount claimed from all five defendants was estimated by the plaintiffs to be approximately NIS 159 million).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 16 - Commitments and Contingent Liabilities (cont’d)

A.	Contingent liabilities (cont’d)

14.
In November 2006, a purported class action lawsuit was filed against the Company, a third party that had provided services to customers of the Company (“the Supplier”) and other parties allegedly related to the supplier, in the District Court of Tel-Aviv–Jaffa by a subscriber of the Company. The lawsuit is in connection with sums allegedly charged by the Company in respect of content services of the Supplier without the subscriber’s consent. If the lawsuit is certified as a class action, the total amount claimed from the Company, the Supplier and other parties is estimated by the plaintiffs as approximately NIS 18 million, in addition to another NIS 10 million for mental anguish.  Based on advice of counsel, management believes, that the Company has a good defense against the certification of the claim as a class action. Accordingly, no provision has been included in the Company’s financial statements in respect of this claim.

15.
In January 2007 a lawsuit was filed against the Company in an arbitration proceeding for the amount of approximately NIS 35 million by a company (the “Plaintiff”) that purchased cellular services from the Company in order to sell the services to its customers, alleging, among other things, that the Company has breached agreements between the parties and making claims concerning the Company's conduct. The Company rejects all claims made by the Plaintiff against the Company. Based on advice of counsel, management believes, that the Company has a good defense against the claim. Accordingly, no provision has been made in the financial statements in respect of this claim.

16.
In January 2007 a purported class action lawsuit was filed against the Company, two other cellular operators and two landline operators in the District Court of Jerusalem by three plaintiffs, claiming to be subscribers of some of the defendants, in connection with an alleged violation of the defendants' statutory duty to allow their subscribers to transfer with their number to another operator, thus, allegedly causing monetary damage to the subscribers. In March 2008, subsequent to balance sheet date, the motion for certification as a class action was dismissed without prejudice and the lawsuit was dismissed with prejudice, following request of the plaintiffs to withdraw their claim. Had the lawsuit been certified as a class action, the total amount claimed was estimated by the plaintiffs to be at least NIS 10.6 billion.

17.
In February 2007, a purported class action was filed against the Company in the District Court of Tel-Aviv, by a plaintiff claiming to be a customer of the Company. The plaintiff claimed that the Company unlawfully collected VAT amounts from subscribers who are residents of Eilat. In May 2007, the motion for certification as a class action and the lawsuit were denied. Had the lawsuit been certified as a class action, the amount claimed from the Company was estimated by the plaintiff at approximately NIS 33 million

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 16 - Commitments and Contingent Liabilities (cont’d)

A.	Contingent liabilities (cont’d)

18.
In February 2007, a purported class action lawsuit was filed against the Company and two other cellular operators in the District Court of Tel-Aviv by plaintiffs claiming to be subscribers of the three cellular operators, in connection with amounts that were allegedly overcharged not in accordance with the cellular operators’ licenses, based on charge units larger than the charge units the Company was allegedly authorized to charge under the Company's licenses for calls initiated or received by subscribers outside of Israel. If the lawsuit is certified as a class action, the total amount claimed from the cellular operators is estimated by the plaintiffs to be approximately NIS 449 million, of which approximately NIS 193 million is attributed to the Company. Based on advice of counsel, management believes that the Company has a good defense against the certification of the claim as a class action. Accordingly, no provision has been made in the financial statements in respect of this claim.

19.
In April 2007, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv-Jaffa, by two plaintiffs who claim to be subscribers of the Company. The claim alleges that the Company, unlawfully and in violation of its license, raised its rates in pricing plans that include a commitment to purchase certain services for a fixed period. In February 2008, subsequent to the balance sheet date, the motion for certification as a class action and the lawsuit were denied. Had the lawsuit been certified as a class action, the amount claimed was estimated by the plaintiffs at approximately NIS 230 million.

20.
In May 2007, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv-Jaffa, by two plaintiffs who claim to be subscribers of the Company. The claim alleges that the Company, unlawfully and in violation of its license, raised its rates in pricing plans that include a commitment to purchase certain services for a fixed period. If the claim is recognized as a class action, the amount claimed is approximately NIS 875 million. Based on the advice of the Company's legal counsel, management believes that the Company has a good defense against the certification of the lawsuit as a class action. Accordingly, no provision has been included in the Company's financial statements in respect of this claim.

21.
In May 2007, a purported class action lawsuit was filed against the Company and another cellular operator in Israel, in the District Court of Jerusalem, by plaintiffs who claim to be subscribers of the defendants. The claim alleges that the defendants charged the subscribers for calls initiated or received while in Israel, through a foreign cellular network, with roaming rates which are higher than those agreed in the defendants' pricing plans for local calls. If the claim is recognized as a class action, the amount claimed from the defendants is estimated by the plaintiffs as approximately NIS 34 million, of which the amount attributed to the Company is estimated to be approximately NIS 12 million. Based on the advice of the Company's legal counsel, management believes that the Company has a good defense against the certification of the lawsuit as a class action. Accordingly, no provision has been included in the Company's financial statements in respect of this claim.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 16 - Commitments and Contingent Liabilities (cont’d)

A.            Contingent liabilities (cont’d)

22.
In September 2007, a purported class action lawsuit was filed against the Company and two other cellular operators in the District Court of Jerusalem, by three plaintiffs who claim to be subscribers of the defendants. The plaintiffs claim that the defendants charged their subscribers for SMS messages sent by them to subscribers who disabled their ability to receive SMS messages and/or misled the senders by an indication on their cell phones that such messages were sent. If the claim is certified as a class action, the amount claimed from all three defendants is estimated by the plaintiffs to be approximately NIS 182 million, without specifying the amount claimed from the Company specifically. At this preliminary stage, before the Company has submitted its response, management believes, based on the advice of the Company's legal counsel, that the Company has a good defense against the certification of the lawsuit as a class action. Accordingly, no provision has been made in the financial statements in respect of this claim.

23.
In November 2007, a purported class action lawsuit was filed against the Company in the District Court of Central Region, by a plaintiff who claims to be a subscriber of the Company. The plaintiff claims that the Company charged its subscribers for content services without obtaining their specific consent, in a manner which complies with the provisions of its general license. If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiff to be NIS 432 million. At this preliminary stage, before the Company has submitted its response, management believes, based on the advice of the Company's legal counsel, that the Company has a good defense against the certification of the lawsuit as a class action. Accordingly, no provision has been made in the financial statements in respect of this claim.

24.
In December 2007, the Company was served with a petition filed with the Israeli High Court of Justice against the Israeli Minister of Communications and another cellular operator. seeking to retroactively apply the amendment to cellular operators' general license, effected September 2007, which prevents the Company from offering subscribers calling plans using airtime charging units other than the basic airtime charging unit, or alternatively, to retroactively cancel any charges which may be imposed on subscribers when transferring, before the lapse of a predetermined period, to calling plans based on the basic airtime charging unit. The Company and one other cellular operator were joined as formal respondents. The court has instructed only the Ministry of Communications to submit its response. In its recently submitted response, the Ministry of Communications opposes the petition. At this preliminary stage, before the court has decided to conduct a hearing and before the Company has submitted any response, management believes, based of advice of counsel, the court will not grant the remedies sought. Accordingly, no provision has been made in the financial statements in respect of this claim. For additional details regarding the amendment to the general license refer to note 16.B.2.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 16 - Commitments and Contingent Liabilities (cont’d)

A.            Contingent liabilities (cont’d)

25.
In December 2007, a purported class action lawsuit was filed against the Company and two other cellular operators in the District Court of Tel Aviv, by plaintiffs who claim to be residing next to cell sites of the defendants which the plaintiffs claim were built in violation of the law. The plaintiffs allege that the defendants have created environmental hazards by unlawfully building cell sites and, therefore, demand that the defendants compensate the public for damages (other than personal damages, such as depreciation of property and/or health related damages which are excluded from the purported class action), demolish existing unlawfully built cell sites and refrain from unlawfully building new cell sites. If the lawsuit is certified as a class action, the compensation claimed from the defendants (without any allocation of this amount among the defendants) is estimated by the plaintiffs to be NIS 1 billion. At this preliminary stage, before the Company has submitted its response, management believes, based on the advice of the Company's legal counsel, that the Company has a good defense against the certification of the lawsuit as a class action . Accordingly, no provision has been made in the financial statements in respect of this claim.

26.
In December 2007, a purported class action lawsuit was filed against the Company in the District Court of Central Region, by plaintiffs claiming to be the subscribers of the Company, in connection with sums the Company allegedly overcharged, when the Company raised its tariffs in certain calling plans. If the lawsuit is recognized as a class action, the amount claimed is estimated by the plaintiffs to be approximately NIS 44 million. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success. Accordingly, no provision has been made in the financial statements in respect of this claim.

27.
In February 2008, subsequent to balance sheet date, a purported class action lawsuit was filed against the Company in the District Court of Central Region, by plaintiffs claiming to be subscribers of the Company, in connection with sums the Company allegedly overcharged, when the Company raised its tariffs for SMS packages. If the lawsuit is recognized as a class action, the amount claimed is estimated by the plaintiffs to be approximately NIS 43 million. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success. Accordingly, no provision has been made in the financial statements in respect of this claim.

28.
In March 2008, subsequent to balance sheet date, a purported class action lawsuit was filed against the Company in the District Court of Central Region, by plaintiffs claiming to be the Company's subscribers. The plaintiffs claim that the Company has unlawfully charged its' subscribers for providing them with call details records. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 440 million.  At this preliminary stage the Company is unable to assess the lawsuit's chances of success. Accordingly, no provision has been made in the financial statements in respect of this claim.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 16 - Commitments and Contingent Liabilities (cont’d)

B.	Effects of new legislation and standards

1.
National Zoning Plan 36 is in the process of being revised. Current proposed changes would impose additional restrictions and/or requirements on the construction and operation of cell sites and could, if adopted, harm the Company's ability to construct new cell sites, make the process of obtaining building permits for the construction and operation of cell sites more cumbersome and costly and may delay the future deployment of the Company's network.

The draft Israeli Non-Ionizing Radiation Regulations approved by the Interior and Environmental Protection Committee of the Knesset in October 2007 includes additional restrictions in relation to the operation of cell sites and other facilities.  If these restrictions are adopted in their current draft format, they will, among other things, limit the Company's ability to construct new sites and renew operating permits for a number of the Copmany's existing sites, specifically in residential areas.

In January 2006, the Planning and Building Law was amended by the Non-ionizing Radiation Law, to provide that as a condition for issuing a building permit for a cell site, the local Planning and Building committees must require letters of indemnification from the cellular companies, for possible depreciation claims under Section 197 of the Planning and Building Law, in accordance with the directives of the National Planning Council. National Planning Council guidelines issued in January 2006 have provided for a 100% indemnification undertaking by the cellular companies to the Planning and Building committees, in the form published by the council and allowing the indemnifying party to control the defense of the claim. These guidelines shall remain in effect until they are replaced with an amendment to the NZP 36. Some local planning and building committees have sought to join cellular operators, including the Company, as defendants in depreciation claims made against them even though indemnification letters were not provided.  The Company was joined as defendants in a small number of cases.

To date, the Company has given over 150 indemnification letters not limited in sum in order to receive building permits and three undertakings to provide indemnification letters. In some of these instances, the Company has not yet constructed the cell sites. The Company expects that it will be required to continue to provide indemnification letters as the process of deploying the Company cell sites progresses.

The Company estimates that the changes referred to above may have the following impacts:

(a)
The Company estimates, based on the opinion of the Company legal advisors, that there are currently no legal grounds for indemnification with respect to sites established based on a permit issued under the NZP, prior to the entry of the aforementioned amendment. Attempts, which have yet to be decided, are being made to assert such grounds for legal claims.

(b)
As part of the Company's considerations for establishment of new cell sites, the Company will also examine the potential for a claim under Section 197.  To the best of management’s knowledge, at this point no court decision has been made indicating a decline in the value of property due to the construction of a cell site.

(c)	The need to dismantle and remove existing sites, and the difficulties in establishing alternative sites, could have an adverse effect on the Company’s results of operations.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

  Note 16 - Commitments and Contingent Liabilities (cont’d)

B.	Effects of new legislation and standards

1.         (cont'd)

(d)
The Company is unable to estimate the future impact of the indemnification requirement, as detailed in sections a and b. Despite this, if the Company shall be required to make substantial payments under the indemnity letters, it may have an adverse effect on the Company’s financial results.

2.	On December 5, 2004, certain changes to the Communications Regulations (Telecommunications and Broadcasting) (Payments for Interconnecting), 2000, provided for the following:

(a)
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

(b)
A decrease in the rate of interconnection tariffs received from international network operators, from the current rate of NIS 0.25 per minute, to a maximum rate of NIS 0.22 per minute, as of March 1, 2008.

(c)
A decrease, as of March 1, 2005, in the rate of SMS interconnection tariffs received from other cellular operators from the rate of NIS 0.285 per message, to a maximum rate of NIS 0.05 per message, and an additional decrease to a maximum rate of NIS 0.025 per message as of March 1, 2006.

(d)
The aforementioned tariffs in items a through c do not include Value Added Tax and linkage to the CPI, and they are annually updated, based on the annual change in the CPI, as of March 1, 2005, in accordance with the provisions of the aforementioned regulations.

In addition, on December 16, 2004, the Company’s license was amended and therefore, commencing January 1, 2009, the basic airtime charging unit, including for interconnect purposes, will decrease from the current intervals of 12-second units to intervals of 1-second units. In September 2007, the Company's general license was amended preventing the Company from offering subscribers calling plans using airtime charging units other than the basic airtime charging unit set in the general license. These changes may result in a decrease in the Company’s revenues. The Company has been taking steps to address the effects of the amended license and at this time is unable to assess the potential effect of the amendments to the Company's results of operations.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 16 - Commitments and Contingent Liabilities (cont’d)

B.	Effects of new legislation and standards

3.
As a result of an amendment to the Communications Law in March 2005, cellular and landline telephone operators were required to implement number portability by September 1, 2006.  Despite efforts to introduce the requisite technology and coordinate the transition to number portability by September 1, 2006, no cellular or landline operator has implemented number portability by that date. Number portability was implemented in Israel in December 2007. Number portability permits cellular and landline network subscribers in Israel to change network operators (from one cellular operator to another and from one landline operator to another) without having to change their telephone numbers.

In May 2007, the Ministry of Communications notified its intention to impose monetary sanctions on telephony companies, including the Company, following non-implementation and operation of Number portability, as of September 1, 2006. The intended monetary sanction applicable to the Company for the period commencing September 1, 2006 and ending November 30, 2007, is approximately NIS 6 million. The Company has submitted its objection to the aforementioned intended sanctions, to the Ministry of Communications.

C.	Commitments

1.	The Company has commitments regarding the license it was granted in 1994, most of which are:

a.	Not to pledge any of the assets used to execute the license without the advance consent of the Ministry of Communications.

b.
To pay the State of Israel royalties equal to 2.5% of the Company’s revenues generated from telecommunications services, less payments transferred to other license holders for interconnect fees or roaming services, sale of handsets and losses from bad debt. The rate of these royalties has decreased in recent years, from 4.5% in 2002, to 4% in 2003, to 3.5% in 2004 and 2005, to 3% in 2006 and to 2.5% in 2007. The royalty rate will continue to be reduced by 0.5% per year, until reaching a rate of 1%.

c.
The Company’s shareholders’ joint equity, combined with the Company’s equity, shall not amount to less than $ 200 million. Regarding this stipulation, a shareholder holding less than 10% of the rights to the Company’s equity is not taken into account.

The Company is in compliance with the above conditions.

2.
In September 2005, the Company signed an agreement with Ericsson Israel Ltd. according to which the Company will acquire a UMTS radio access network and ancillary products and services. The Company is obligated to purchase maintenance services for 5 years from the launch of the system (until 2011) and the Company has an option to purchase additional maintenance services for 20 years from the launch of the Systems (until 2026), including all the required services for establishment and maintenance of the system (including receipt of updates and upgrades for the system). The Company agreed to purchase 60% of cell sites the Company purchases by September 2010 from Ericsson. The aggregate scope of the agreement is $27.5 million payable over five years. Under the agreement the parties generally have limited liability for direct damages of up to 40% of the value of the agreement.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 16 - Commitments and Contingent Liabilities (cont’d)

C.           Commitments (cont'd)

3.
Be’eri Printers provides the Company’s printing supplies and invoices as well as the distribution, packaging and delivery of invoices and other mail to the postal service distribution centers. The Company entered into an agreement with Be’eri Printers - Limited Partnership and with Be’eri Technologies (1977) Ltd., or together Be’eri, for printing services in August 2003. Under the terms of the agreement, the Company committed to purchase from Be’eri a minimum monthly quantity of production and distribution services which may be reduced if the Company modifies its printed invoice delivery policy. The agreement is valid until July 2008.

4.	As at December 31, 2007, the Company has commitments to purchase equipment for the communications’ network and cellular telephone equipment, at an amount estimated at NIS 221 million.

5.             Major operating lease and service agreements:

a.	Office buildings and warehouses – there are lease agreements for periods of up to 21 years and ten months.

b.	Switching stations – there are lease agreements for switching station locations for periods of up to 12 years.

c.	Cell sites – there are lease agreements for cell sites for periods of up to 28 years and eleven month.

d.	Service centers, retail stores and stands – there are lease agreements for service and installation centers and stands for periods of up to 14 years and three months.

e.	Transmission services for cell sites and switches.

f.             Motor vehicles lease for a period of 3 years.

The anticipated annual lease payments under operating leases are as follows:

December 31
2007
NIS millions
2008	243
2009	228
2010	208
2011	160
2012	127
2013 and thereafter	660

1,626

D.           Liens and guarantees

As part of issuance of the Series A and B debentures (see Note 14), the Company committed not to create liens on its assets so long as the debentures have not been fully repaid, except for a fixed lien on assets for purposes of securing credit that will permit acquisition of those assets.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 16 - Commitments and Contingent Liabilities (cont’d)

D.           Liens and guarantees (cont'd)

The Company has given bank guarantees as follows:

a.	To the Government of Israel (to guarantee performance of the License) – U.S. $10 million.

b.	To the Government of Israel (to guarantee performance of the License for Cellcom Fixed Line Communication L. P.) - NIS 10 million.

c.	To suppliers and government institutions – NIS 13 million.

Note 17 - Shareholders' Equity

	December 31, 2007
		Issued and
	Authorized	Paid-up
	NIS	NIS
Ordinary shares of NIS 0.01 par value each	3,000,000	975,047

	December 31, 2006
		Issued and
	Authorized	Paid-up
	NIS	NIS
Ordinary shares of NIS 0.01 par value each	3,000,000	975,000

A.
On June 7, 2007, September 6, 2007 and December 3, 2007, the Company distributed to its shareholders a cash dividend in the amount of NIS 198 million, NIS 201 million and NIS 256 million, respectively.

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

Following consummation of the above transactions, the Company had 97,500,000 issued and fully paid ordinary shares issued and outstanding.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 17 - Shareholders' Equity (cont'd)

C.	Share Based Incentive Plan

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

In March 2007, the Company granted options to purchase an aggregate of 30,786 ordinary shares at an exercise price of $12.60 per share to senior employees of the Company, under the terms of the plan.

As a result of a dividend adjustment mechanism, the exercise price for all options was adjusted to $10.93 as of December 31, 2007.

In general, the options will vest in four equal installments on each of the first, second, third and fourth anniversary of the date of grant. As a result, the total value of the options granted in October - November 2006 and March 2007 will be expensed over the vesting period commencing on the date of completion of a public offering of the Company's ordinary shares. However, the vesting of options and restricted stock units will be accelerated upon the occurrence of certain events, including a merger, a consolidation, a sale of all or substantially all of the Company's consolidated assets, or a sale of the Company's ordinary shares held by DIC and its affiliates to a third party resulting in IDB holding less than 50.01% of the Company's then outstanding share capital.

The total compensation expense related to the options granted during October-November 2006 and March 2007 is approximately NIS 53 million, which will be recognized over the vesting period commencing on the date of completion of a public offering of the Company's ordinary shares (February 9, 2007). During the year ended December 31, 2007, approximately NIS 29 million was recognized as an expense.

The fair value of each option granted was estimated on the date of the grant using the Black & Scholes model, assuming a dividend yield of zero percent, due to a dividend protection feature, and using the following assumptions:

•	weighted average expected life of the options of 4.25 years;
•	risk free, annual interest rate of 5.01%, which represents the risk− free interest rate of zero-coupon U.S. Government Bonds; and
•	expected average volatility of 26.69%, which represents a weighted average standard deviation rate for the stock prices of similar publicly traded companies.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 17 - Shareholders' Equity (cont’d)

C.	Share Based Incentive Plan (cont'd)

The changes in the balance of the options in 2007 were as follows:

	Number of options	Weighted average of exercise price (US Dollars)

Balance as at January 1, 2007	2,414,143	10.93
Granted during the year	30,786	10.93
Forfeited during the year	(40,078)	-
Exercised during the year	*(7,955)	30.18

Total options outstanding as at December 31, 2007	2,396,896	10.93

Total of exercisable options as at December 31, 2007	588,270	10.93

*	In accordance with the net exercisable method, 4,721 ordinary shares were issued from the exercising of 7,955 options.

The weighted average of the remaining contractual life of options outstanding as at December 31, 2007, is 4 years and 10 months.

D.           Dividend policy

The Company’s board of directors adopted a dividend policy to distribute each year at least 75% of its annual net income, on a quarterly basis, determined under Israeli GAAP, subject to applicable law, the Company’s license and the Company’s contractual obligations and provided that such distribution would not be detrimental to the Company’s cash needs or to any plans approved by the Company’s Board of Directors. The Company’s Board will consider, among other factors, the Company’s expected results of operations, including changes in pricing and competition, planned capital expenditure for technological upgrades and changes in debt service needs including due to changes in interest rates or currency exchange rates in order to conclude reasonably that a distribution of dividends will not prevent the Company from satisfying the Company’s existing and foreseeable obligations as they become due. In addition, there is an agreement among the controlling shareholders of IDB, the Company’s ultimate parent company, to target a dividend distribution of at least 50% of its distributable gains each year. Dividend payments are not guaranteed and the Company’s Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends.

As a result of the voluntary full prepayment of the outstanding term loan under the Company's credit facility in March 2008, following which the credit facility was terminated, all limitations regarding the Company’s ability to pay dividends, imposed by its credit facility, were revoked. In addition, Israeli law provides that dividends may only be paid out of cumulative retained earnings or out of retained earnings over the prior two years, provided that there is no reasonable concern that the payment of the dividend will prevent the Company from satisfying its existing and foreseeable obligations as they become due, and the Company’s license requires that the Company and its 10% or more shareholders maintain at least $ 200 million of combined shareholders’ equity. DIC’s shareholders’ equity was NIS 5.197 billion ($ 1.35 billion) at September 30, 2007 (unaudited).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

  Note 18 - Revenues

    Composition

	Year ended December 31
	2005	2006	2007
	NIS millions	NIS millions	NIS millions
Revenues from handsets, net	565	636	663
Revenues from services	4,549	4,986	5,387

	5,114	5,622	6,050
Additional information
Revenues from handsets on an installments basis	527	569	596

  Note 19 - Cost of Revenues

Composition

	Year ended December 31
	2005	2006	2007
	NIS millions	NIS millions	NIS millions
According to source of income:
Cost of revenues from handsets	683	780	800
Cost of revenues from services	* 2,398	* 2,493	2,572

	3,081	3,273	3,372
According to its components:
Purchase of handsets	649	782	906
Changes in inventory	(18)	(13)	(113)
Write-down of inventory	52	11	7
	683	780	800

Rent and related expenses	286	305	300
Salaries and related expenses	142	156	158
Fees to other operators and others	825	918	980
Cost of value added services	160	211	324
Depreciation and amortization	* 629	* 582	532
Royalties and fees (see Note 16C1)	112	179	172
Other	244	142	106

	2,398	2,493	2,572

	3,081	3,273	3,372

(*)           Restated due to initial implementation of a new Israeli Accounting Standard (See Note 2U(2))

  Note 20 - Selling and Marketing Expenses

Composition

	Year ended December 31
	2005	2006	2007
	NIS millions	NIS millions	NIS millions
Salaries and related expenses	236	258	286
Commissions	122	151	124
Advertising and public relations	118	96	121
Depreciation and amortization	9	6	7
Other	138	145	147

	623	656	685

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

  Note 21 - General and Administrative Expenses

Composition

	Year ended December 31
	2005	2006	2007
	NIS millions	NIS millions	NIS millions
Salaries and related expenses	148	145	160
Depreciation and amortization	251	242	235
Rent and maintenance	75	74	77
Data processing and professional services	81	70	67
Allowance for doubtful accounts	19	45	16
Other	82	83	97
	656	659	652

Changes in the allowance for doubtful accounts (including non-current portion):
	Year ended December 31
	2005	2006	2007
	NIS millions	NIS millions	NIS millions
Balance at beginning of the period	173	158	183
Write-offs	(34)	(20)	(29)
Additional allowance	19	45	16
Balance at end of the period	158	183	170

  Note 22 - Financial Income (Expenses), net

Composition

	Year ended December 31
	2005	2006	2007
	NIS millions	NIS millions	NIS millions
Expenses for long-term liabilities:
Debentures	(2)	(94)	(166)
Long-term loans	(43)	(77)	(72)
Total expenses for long-term liabilities	(45)	(171)	(238)
Short-term loans	(2)	(22)	-
Transactions in derivative financial instruments	11	(32)	(37)
Transactions involving installment sales imputed
interest on market installment sales	62	48	41
Income (expenses) for foreign exchange differences	(3)	(4)	67
Other items	1	26	11
	24	(155)	(156)

  Note 23 - Other Expenses, net

Composition

	Year ended December 31
	2005	2006	2007
	NIS millions	NIS millions	NIS millions
Capital gain (loss) from sale of property,
plant and equipment	*(4)	*(6)	(4)
Other income (expenses), net **	(9)	-	1
	(13)	(6)	(3)
** Includes change in provision for decline in value of land -held for sale	(4)	-	10

(*)           Restated due to initial implementation of a new Israeli Accounting Standard (See Note 2U(2))

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 24 - Income Tax

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

D.           Reconciliation of income tax expense:

A reconciliation of the theoretical tax expense computed on earnings before taxes at the statutory tax rate and the actual income tax provision is presented as follows:

	Year ended December 31
	2005	2006	2007
	NIS millions	NIS millions	NIS millions
Income before income taxes as per the
income statement	* 765	* 873	1,182

Tax rate	34%	31%	29%

Tax calculated according to the main tax rate	260	271	343

Increase (decrease) in tax resulting from:
Non-deductible interest expenses (see Note 24I)	-	56	(56)
Other non-deductible expenses and non taxable
income, net	4	4	13
Taxes in respect of prior years	-	3	-
Change in deferred tax balances due to
reduction in tax rate	*(31)	*(6)	-
Other, net	1	(14)	9
	234	314	309

(*)           Restated due to initial implementation of a new Israeli Accounting Standard (See Note 2U(2))

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 24 - Income Tax (cont’d)

E.           Deferred taxes

	December 31
	2006	2007
	NIS millions	NIS millions
Provisions for employee benefits, net	-	(1)
Allowance for doubtful debts	53	46
Hedging transactions	10	11
Property, plant and equipment and intangible assets	*(215)	(201)

	(152)	(145)

The deferred taxes are included in the balance sheet as follows:

	December 31
	2006	2007
	NIS millions	NIS millions
Other receivables (short-term)	60	51
Deferred taxes (long-term)	*(212)	(196)

	(152)	(145)

(*)           Restated due to initial implementation of a new Israeli Accounting Standard (See Note 2U(2))

The deferred taxes are calculated based on the tax rates expected to apply on the reversal date as indicated above.

F.           Income tax in the income statement

	Year ended December 31
	2005	2006	2007
	NIS millions	NIS millions	NIS millions
Current taxes	238	331	313
Prior year taxes	-	3	-
Deferred taxes	*(4)	*(20)	(4)

	234	314	309

(*)           Restated due to initial implementation of a new Israeli Accounting Standard (See Note 2U(2))

All income before taxes and income tax expenses for all of the reporting periods are local in Israel.

G.	Taxes recorded to shareholders’ equity

	Year ended December 31
	2005	2006	2007
	NIS millions	NIS millions	NIS millions
Deferred taxes in respect of
hedging transactions	2	(12)	(1)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 24 - Income Tax (cont’d)

H.           Losses for tax purposes

One of the Company's subsidiaries has a tax loss carry forward in the amount of NIS 11 million. The balances of the losses carried forward to the succeeding year are linked to the CPI. No deferred tax asset has been recorded in respect of these losses and deductions since utilization thereof is not anticipated.

The Company has final tax assessments up to and including the 2005 tax year. The Company's subsidiaries have not been assessed for tax purposes since their incorporation.

I.           Court ruling regarding deductibility for tax purposes of financing expenses

On November 20, 2006, the Israeli Supreme Court overturned a previous ruling made by the Israeli District Court regarding the deductibility for tax purposes of financing expenses that might be attributed by the Israeli tax authorities to the financing of dividends. Following this ruling, the Company recorded in 2006 an additional tax provision of NIS 56 million, based on the possibility that part of the Company's financing expenses accrued in 2006 will not be recognized as a deductible expense for tax purposes. For tax purposes, as of the date of approval of the financial statements for the year ended December 31, 2006, the level of certainty required in order to recognize these expenses did not exist.

In October 2007, the Israeli Supreme Court issued two new rulings readdressing its previous ruling of November 2006 regarding the deductibility of financing expenses for tax purposes, that might be attributed by the Israeli Tax Authority to a financing of dividends. As a result of these rulings and based on the Company's legal counsels' opinion, the Company has released the aforesaid tax provision and reduced the income tax expenses for 2007 by NIS 56 million.

J.           Taxation under Inflationary Conditions

On February 26, 2008, subsequent to the balance sheet date, the Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Period of Application) – 2008 (“the Amendment”) was passed by the Knesset. According to the Amendment, the Adjustments Law will no longer be applicable subsequent to the 2007 Tax Year, except for the transitional provisions whose objectives are to prevent distortion of the taxation calculations.

In addition, according to the amendment, commencing 2008 tax year, the adjustment of income for the effects of inflation for tax purposes will no longer be calculated. Additionally, depreciation on protected assets and carryforward tax losses will no longer be linked to the Index, with these balances being adjusted to the Index through the end of the 2007 Tax Year, and linkage thereon ceasing from the 2008 Tax Year onwards.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 25 - Financial Instruments and Risk Management

A.           Linkage terms of financial instruments

	December 31, 2006			December 31, 2007
	In or linked			In or linked
	to foreign			to foreign
	currencies	Linked to		currencies	Linked to
	(mainly	the Israeli		(mainly	the Israeli
	dollars)	CPI	Unlinked	dollars)	CPI	Unlinked
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Assets	11	18	1,849	10	18	2,885
Liabilities	839	2,071	1,626	522	3,199	1,537

B.           Derivative Financial Instruments

As part of its current activities, the Company is exposed to a variety of market risks, the main risks being exposure to changes in the exchange rate of the NIS to the US Dollar, changes in interest rates and inflationary risks. These risks and exposures are managed by the Company on a current basis with the aim of minimizing the impact of the fluctuations of the market factors on the results of its operations.

The Company executes transactions in derivative financial instruments for purposes of hedging its business results and cash flows. The Company enters into hedging transactions with banking institutions, including forward transactions and options in order to reduce the exposure stemming from supplier balances, long-term loans and commitments to purchase inventory and equipment.

The Company does not hold derivative financial instruments for trading or speculative purposes. The Company hedges future inventory purchases by specific hedging transactions and, accordingly, it defers the results of these transactions by recording them in a capital reserve that is reversed to the statement of income when the specific hedged inventory is issued to its customers. In the same manner, the Company hedges future property, plant and equipment purchases by specific hedging transactions, and accordingly defers the results of these transactions by recording them in a capital reserve that is reversed to the statement of income in correspondence with the depreciation of the specified property, plant and equipment. In addition, the Company has transactions that do not meet the criteria determined for classification thereof as hedging transactions in accordance with generally accepted accounting principles and, therefore, the results of these transactions are recorded in the Financial income/expenses on the statement of income on a current basis.

Set forth below is the composition of the derivative financial instruments at the following dates:

	December 31, 2006		December 31, 2007
	Par value	Fair value	Par value	Fair value
	NIS millions	NIS millions	NIS millions	NIS millions
Forward contracts on exchange rate (mainly dollar– NIS)	507	(26)	537	(28)
Forward contracts on Israeli CPI	500	(15)	1,800	24
Options on the exchange rate (mainly dollar– NIS)	659	(1)	530	1
Compounded foreign currency and interest swap	718	(70)	792	(61)

	2,384	(112)	3,659	(64)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 25 - Financial Instruments and Risk Management (cont'd)

B.           Derivative Financial Instruments (cont’d)

Cash flow hedging instrument activity recorded within the shareholders’ equity in the capital reserve, net of tax, was as follows:

	December 31
	2006	2007
	NIS millions	NIS millions
Beginning accumulated derivative in capital reserve	5	(24)
Net (gain) loss reclassified to earnings	(1)	19
Net change in the revaluation of hedging transactions	(28)	(28)

Ending accumulated derivative in capital reserve	(24)	(33)

The total unrealized fair value loss on cash flow hedges recorded within the shareholders’ equity in the capital reserve and totaling NIS 23 million (net of tax NIS 17 million) is expected to be reclassified to earnings during the next 12 months (until December 31, 2008) due to settlement of the related contracts.

C.           Fair value of financial instruments

The estimated fair values of financial instruments with a carrying value materially different from their fair value, based on quoted market prices or rates for the same or similar instruments, and the related carrying amounts are as follows:

	December 31, 2006		December 31, 2007
	Book value	Fair value	Book value	Fair value
	NIS millions	NIS millions	NIS millions	NIS millions
Debentures (1)	1,989	2,056	2,983	3,237

(1)	The fair value of the debentures is based upon their quoted market price as of the date of the balance sheet.

Note 26 - Related and Interested Parties

A.           Balance sheet

	December 31
	2006	2007
	NIS millions	NIS millions
Current assets*	47	-
Current liabilities	1	-
Long-term liability – debentures	60	142
Stock based compensation	-	11

* The largest balance during the year ended December 31, 2007 – NIS 94 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 26 - Related and Interested Parties (cont'd)

B.	Transactions with related and interested parties executed in the ordinary course of business at regular commercial terms:

	Year ended December 31
	2005	2006	2007
	NIS millions	NIS millions	NIS millions
Expenses:
Salaries and related expenses to related parties	* 17	3	** 16
Professional services and other	2	2	4

*	For the year ended December 31, 2005, includes benefits and grants in respect of retirement in the total amount of NIS 11 million and a signing bonus in the total amount of NIS 3 million.
**	Includes compensation expenses related to options granted that were recognized during the year ended December 31,2007 in the total amount of NIS 11 million.

In connection with the registration of the Company's shares on the NYSE on February 9, 2007, selling shareholders (DIC and Goldman Sachs International) reimbursed the Company for all expenses incurred in connection with the said registration.

On December 2007, the Company signed an agreement for the sale of an asset to Bayside Land Corporation Ltd., which is controlled by the controlling shareholder of the Company. Refer to Note 8 for more details.

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

D.	An agreement with Netvision 013 Barak

In July 2007, the Company entered into an agreement with Netvision 013 Barak ("Netvision") pursuant to which Netvision will provide the Company with interconnect and roaming services in the sum of approximately NIS 35 million per year. The agreement is for a term of two years.

Note 27 - Subsequent Events

A.
On March 10, 2008, subsequent to the balance sheet date, the Company voluntarily prepaid the balance of the outstanding amounts under its credit facility, in a principal amount of $140 million (comprising of $85 million denominated in US$ and approximately NIS 253 million denominated in NIS), following which, the credit facility was terminated. For more information refer to Note 13C.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 27 - Subsequent Events (cont'd)

B.
In February 2008, subsequent to the balance sheet date, the Company issued, in a private placement to institutional investors, additional debentures of Series C, in a principal amount of NIS 81 million and additional debentures of Series D debentures in a principal amount of approximately NIS 493.8 million, in exchange for a total consideration of NIS 600 million. For additional details in regards to the existing debentures refer to Note 14C.

C.
On March 17, 2008, the Company’s Board of Directors declared a cash dividend in the amount of NIS 7.18 per share, totaling approximately NIS 700 million, to be paid on April 14, 2008, to the shareholders of the Company of record at the end of the trading day in the NYSE on March 31, 2008. The dividend is presented under a separate item of shareholders’ equity.

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

Reconciliation of:

1.        Israeli GAAP net income to net income according to US GAAP

	Year ended December 31
	2005	2006	2007
	NIS millions	NIS millions	NIS millions
Net income as reported, according
to Israeli GAAP	*531	*559	873

Temporary differences resulting from recognition
of revenue arising from application of
EITF 00-21 – Note 28C(4)	14	5	1
Depreciation of property, plant and equipment (*)	* -	* -	-
Embedded Derivatives – Note 28C(3)	9	(17)	52
AROs – Note 28C(5)	(2)	2	-
Amortization of rights in land- Note 28C(7)	-	(1)	(2)
Reversal of impairment previously made- Note 28C(7)	-	-	(10)
Push down accounting adjustments - Note 28C(2):
Elimination of deferred revenue	(10)	-	-
Depreciation expenses of property, plant
and equipment	25	103	96
Amortization expenses of intangible assets	(50)	(167)	(140)
Interest expenses on push down debt	(43)	(17)	-
Income tax effect of US GAAP adjustments	* 17	* 27	(1)
Net income according to US GAAP	491	494	869

(*)
As a result of the retroactive initial implementation of the new Israeli Standard No. 27, no differences remain between Israeli GAAP and US GAAP, relating to the depreciation methodology of property, plant and equipment for all periods presented (See Note 2U(2)).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

  Note 28 - Material Differences between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

A.	The effect of the differences between Israeli and US GAAP on the financial statements (cont'd)

2.        Israeli GAAP shareholders' equity to shareholders' equity according to US GAAP:

	December 31	December 31
	2006	2007
	NIS millions	NIS millions
Shareholders' equity as reported, according to Israeli GAAP	* 597	830

Temporary differences resulting from recognition of revenue arising from
application of EITF 00-21 – Note 28C(4)	(1)	-
Depreciation of property, plant and equipment (*)	*-	-
Embedded Derivatives – Note 28C(3)	(38)	14
AROs – Note 28C(5)	(8)	-
Amortization of rights in land- Note 28C(7)	(1)	(3)
Reversal of impairment previously made- Note 28C(7)	-	(10)
Push down accounting adjustments – Note 28C(2):
Push down of the acquisition	3,652	3,652
Push down of DIC’s debt	-	-
Elimination of deferred revenue	(22)	(22)
Cumulative depreciation of property, plant and equipment	131	227
Cumulative amortization expenses of intangible assets	(217)	(357)
Income tax effect of US GAAP adjustments	* 41	37
Shareholders’ equity according to US GAAP	4,134	4,368

(*)
As a result of the retroactive initial implementation of the new Israeli Standard No. 27, no differences remain between Israeli GAAP and US GAAP, relating to the depreciation methodology of property, plant and equipment for all periods presented (See Note 2U(2)).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

  Note 28 - Material Differences between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

B.           Condensed financial statements according to US GAAP

1.           Condensed consolidated balance sheets:

All amounts are in NIS millions

	December 31	December 31
	2006	2007
Current assets
Cash and cash equivalents	56	911
Trade receivables, net	1,242	1,385
Other receivables	123	147
Inventory	131	245
	1,552	2,688
Long-term receivables	548	565

Property, plant and equipment, net	* 1,955	1,856

Other assets, net	* 1,660	1,510
Goodwill	3,283	3,283

Total assets	8,998	9,902

Current liabilities
Short-term bank credit	-	353
Trade payables and accrued expenses	819	1,007
Other current liabilities	534	543

	1,353	1,903

Long-term liabilities
Long-term loans from banks	1,208	343
Debentures	1,989	2,983
Deferred taxes	300	288
Other long-term liabilities	14	17

	3,511	3,631

Shareholders’ equity	4,134	4,368

Total liabilities and shareholders’ equity	8,998	9,902

(*)	Reclassified NIS 237 millions from property, plant and equipment to intangible assets in connection with adoption standard No.30, see note 2U(4)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

  Note 28 - Material Differences between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

B.           Condensed financial statements according to US GAAP (cont'd)

2.           Condensed consolidated income statements:

All amounts are in NIS millions except for share and per share data

	January 1	September 22
	through	through	Year ended	Year ended
	September 21	December 31	December 31	December 31
	2005	2005	2006	2007
Revenues	3,713	1,405	5,627	6,051
Cost of revenues	2,141	972	3,341	3,421

Gross profit	1,572	433	2,286	2,630
Selling and marketing expenses	434	189	656	685
General and administrative expenses	502	167	666	667

Operating income	636	77	964	1,278
Financial income (expenses), net	21	(27)	(184)	(99)

Income before income tax	657	50	780	1,179
Income tax	205	11	286	310
Net income	452	39	494	869
Earnings per share
Basic earnings per share in NIS	4.64	0.40	5.07	8.91
Diluted earnings per share in NIS	4.64	0.40	5.07	8.83
Weighted-average number of shares used in
calculation of basic earnings per share
(in thousands)	97,500	97,500	97,500	97,500
Weighted-average number of shares used in
calculation of diluted earnings per share
(in thousands)	97,500	97,500	97,500	98,441

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

  Note 28 - Material Differences between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

B.           Condensed financial statements according to US GAAP (cont'd)

3.           Changes in shareholders’ equity

All amounts are in NIS millions except for share and per share data

All ordinary share and per share data have been retroactively adjusted to reflect the increase in the authorized share capital, stock split and allotments of bonus shares effected by the Company, on October 12, 2006 (see Note 17B).

		Additional
	Share	paid-in	Retained
	Amount	capital	earnings	Total

Balance as of January 1, 2005	-	-	3,312	3,312

Changes in the year ended December 31, 2005
Movement in capital reserve in respect of hedging
transactions, net, for the period from January 1, 2005
through September 21, 2005	-	5	-	5
Net income for the period from January 1, 2005 through
September 21, 2005	-	-	452	452
Elimination of historical equity on acquisition at
September 21, 2005	-	3,764	(3,764)	-
Push-down of the acquisition – Note 28C(2b5)	-	3,652	-	3,652
Push-down of DIC’s debt – Note 28C(2b6)	-	(2,970)	-	(2,970)
Net income for the period from September 22, 2005
through December 31, 2005	-	-	39	39

Balance as of December 31, 2005	-	4,451	39	4,490

Changes in the year ended December 31, 2006
Movement in capital reserve in respect of hedging
transactions, net	-	(29)	-	(29)
Cash dividend paid	-	(3,570)	(260)	(3,830)
Allotment to dividend share	1	-	(1)	-
Repayment of DIC’s push-down debt and interest,
net of deemed dividend	-	3,009	-	3,009
Net income	-	-	494	494

Balance as of December 31, 2006	1	3,861	272	4,134

Changes in the year ended December 31, 2006
Movement in capital reserve in respect of hedging	-	(9)	-	(9)
transactions, net
Cash dividend paid	-	-	(655)	(655)
Amortization of compensation related to employee stock option grants	-	29	-	29
Net income	-	-	869	869

Balance as of December 31, 2007	1	3,881	486	4,368

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

  Note 28 - Material Differences between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

B.           Condensed financial statements according to US GAAP (cont'd)

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

	January 1	September22
	through	through	Year ended	Year ended
	September 21	December 31	December 31	December 31
	2005	2005	2006	2007
	NIS millions	NIS millions	NIS millions	NIS millions
Net income according to US GAAP	452	39	494	869

Derivative net gain (loss) reclassified to earnings	(1)	(2)	(1)	19
Adjustments in respect of derivatives, net	6	2	(28)	(28)

Total comprehensive income	457	39	465	860

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

  Note 28 - Material Differences between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

B.           Condensed financial statements according to US GAAP (cont'd)

5.           Condensed Consolidated Statement of Cash Flows:

All amounts are in NIS millions

Cash flows from operating activities:

	January 1	September 22
	through	through	Year ended	Year ended
	September 21	December 31	December 31	December 31
	2005	2005	2006	2007
	NIS millions	NIS millions	NIS millions	NIS millions
Net income	452	39	494	869

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	645	269	892	816
Deferred income taxes	(3)	(17)	(48)	(1)
Exchange and linkage differences (erosion of)
long-term liabilities	-	2	(107)	(7)
Interest on push-down debt (see Note 28C(2c3))	-	43	17	-
Capital losses (gains)	3	(1)	6	4
Change in liability for employee severance pay	-	-	-	1
Stock based compensation	-	-	-	29
Change in other long term liabilities	-	-	-	1
Provision for decline in value of land - held for sale	4	-	-	-
	649	296	760	843
Changes in operating assets and liabilities, net
of effects of acquisitions:
Decrease (increase) in trade receivables
(including long-term amounts)	65	(102)	(75)	(140)
Decrease (increase) in other receivables
(including long-term amounts)	(41)	(19)	24	(30)
Decrease (increase) in inventories	(43)	24	(13)	(114)
Increase (decrease) in trade payables and accrued expenses	(69)	54	4	178
Increase (decrease) in other payables and
credits (including long-term amounts)	6	(39)	283	38
	(82)	(82)	223	(68)
Net cash provided by operating activities	1,019	253	1,477	1,644

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

  Note 28 - Material Differences between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

B.           Condensed financial statements according to US GAAP (cont'd)

5.           Condensed Consolidated Statement of Cash Flows: (cont’d)

All amounts are in NIS millions

	January 1	September 22
	through	through	Year ended	Year ended
	September 21	December 31	December 31	December 31
	2005	2005	2006	2007
Net cash used in investing activities	(444)	(175)	(633)	(571)

Net cash provided by (used in) financing activities	(536)	1,650	(2,560)	(218)

Increase (decrease) in cash and cash equivalents	39	1,728	(1,716)	855

Balance of cash and cash equivalents at beginning
of the period	5	44	1,772	56

Balance of cash and cash equivalents at end
of the period	44	1,772	56	911

There is no difference between Israeli and US GAAP non cash investing and financing activities other than the effect of push-down accounting.

C.           Differences between Israeli GAAP and US GAAP

1.            Effect of inflation

In accordance with Israeli GAAP:
The Company, in accordance with Israeli GAAP, comprehensively included the effect of price level changes in the accompanying financial statements, through December 31, 2003. According to such Israeli accounting principles, the Company discontinued the adjustment for such changes as of January 1, 2004. The adjusted amounts included in the financial statements as at December 31, 2003 served as the starting point for the financial reporting at January 1, 2004.

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

C.           Differences between Israeli GAAP and US GAAP (cont'd)

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

In accordance with US GAAP:
In accordance with SEC Staff Accounting Bulletin Topic 5J, DIC’s purchase accounting adjustments, determined in accordance with FAS 141, are “pushed-down” to the Company, meaning the US GAAP financial information presented in Note 27 reflects the new basis of accounting for the Company as of September 21, 2005.

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

  Note 28 - Material Differences between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

C.           Differences between Israeli GAAP and US GAAP (cont'd)

2.           Push-down accounting (cont'd)

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

  Note 28 - Material Differences between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

C.           Differences between Israeli GAAP and US GAAP (cont'd)

2.           Push-down accounting (cont'd)

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
Pursuant to SFAS No. 142, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of this Statement.  The Company had established September 30 as its annual impairment testing date. An impairment test is also completed if events or changes in circumstances indicate that the assets might be impaired. In accordance with the annual impairment test performed during the fiscal year of 2007, no impairment of the recorded values was required.

e.           Customer base

Upon adoption of push-down accounting, the new basis of accounting resulted in new recorded values for customer base as of September 21, 2005 to reflect their estimated fair values. The Company amortizes the customer base over 7 years according to the economic benefit expected from those customers each period.

The Company is required to perform impairment tests for long-lived assets in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long- Lived Assets" (“SFAS No. 144”), when the Company determines that indicators of impairment are present. Declines in market value of its business or the value of its customer base that may be incurred prospectively may also require additional impairment charges. No impairment of the recorded values was required.

Amortization expenses relating to customer base for the year ended December 31, 2006 and the year ended December 31, 2007 were NIS 167 million and NIS 140 million, respectively, the cumulative amortization expenses of customer base as of December 31, 2007 is NIS 357 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

  Note 28 - Material Differences between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

C.           Differences between Israeli GAAP and US GAAP (cont'd)

3.           Embedded Derivatives

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

4.           Revenue recognition – free air time sold together with a handset

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

5.           Asset Retirement Obligations

The Company is subject to asset retirement obligations associated with its cell site operating leases. These lease agreements contain clauses requiring the removal of equipment and the restoration of the leased site at the end of the lease term, creating asset retirement obligations.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

All amounts are in millions except for share and per share data

  Note 28 - Material Differences between Israeli and US GAAP and their Effect on the Financial Statements (cont’d)

C.           Differences between Israeli GAAP and US GAAP (cont'd)

5.           Asset Retirement Obligations (cont'd)

In accordance with Israeli GAAP:
Prior to 2007 the Company did not recognize a liability for asset retirement obligations associated with the retirement of tangible long lived assets as it is not required under Israeli GAAP.
Effective January 1, 2007, upon adoption of Standard No. 27, the Company recognized such liabilities.

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

6.           Rights in land and impairment previously made

In accordance with Israeli GAAP:
Lands leased from the ILA are classified as Property, plant and equipment and are not depreciated.

In accordance with US GAAP:
Lease payments with regard to the aforementioned lands are classified as long-term receivables and are amortized over the lease period.

In accordance with Israeli GAAP:
Provisions previously made for the decline in value of land may be reversed if indicators are present that beneficial events have occurred or beneficial changes in circumstances have taken place, see Note 8A regarding reversal of previously made impairments during 2007.

In accordance with US GAAP:
Provisions for the decline in value cannot be reversed.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

  Note 28 - Material Differences between Israeli and US GAAP and their Effect on the Financial Statements (cont’d)

C.           Differences between Israeli GAAP and US GAAP (cont'd)

7.           Recently adopted accounting standards

Effective January 1, 2007, the Company adopted provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48 (“FIN 48”) “Accounting for Uncertain Tax Positions – An Interpretation of FASB Statement No. 109". FIN 48 addresses the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition and derecognizing of tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, classification, interest and penalties, and disclosure. There was no material effect on the financial statements resulting from adoption of FIN 48. As a result, the Company did not record any cumulative effect related to adopting FIN 48.