Form 20-F
period 2008-12-31
Cellcom Israel Ltd.
filed 2009-03-02
CIK 1385145

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to _____________________

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

Liat Menahemi Stadler, 972-52-9989595 (phone), 972-98607986 (fax), LIATME@cellcom.co.il, 10 Hagavish Street, Netanya 42140, Israel

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

As of December 31, 2008, the Registrant had outstanding 98,349,312 Ordinary Shares, par value NIS 0.01 per share.

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

U.S. GAAP [   ]

International Financial Reporting Standards as issued by the International Accounting Standards Board  [ X ]

Other [   ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant elected to follow.

Item 17 [   ]

Item 18 [   ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). [   ]  Yes[X]  No

INTRODUCTION

In this annual report, “Cellcom,” the “Company,” “we,” “us” and “our” refer to Cellcom Israel Ltd. and its subsidiaries.  The terms “NIS” refers to new Israeli shekel, and “dollar,” “USD” or “$” refers to U.S. dollars.

Presentation of Financial and Share Information

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB"). These are the Company's first annual consolidated financial statements that were prepared in accordance with IFRS as issued by the IASB and IFRS 1-“First Time Adoption of International Financial Reporting Standards”. Until and including our financial statements for the year ended December 31, 2007, we prepared our consolidated financial statements in accordance with Israeli GAAP. The influence of the transition to IFRS (from financial statements prepared in accordance with Israeli GAAP) on the Company's financial statements for the year ended December 31, 2007, its results of operations and its cash flows for that year, is detailed in note 31 to our consolidated annual financial statements included elsewhere in this annual report. Following the Company's adoption of IFRS, as issued by the IASB, the Company is no longer required to reconcile its financial statements prepared in accordance with IFRS to U.S. GAAP.
Unless we indicate otherwise, U.S. dollar translations of the NIS amounts presented in this annual report are translated for the convenience of the reader using the rate of NIS 3.802 to $1.00, the representative rate of exchange as of December 31, 2008 as published by the Bank of Israel.

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

The selected data presented below under the captions “Income Statement Data,” and “Balance Sheet Data” for, and as of the end of, each of the years in the five-year period ended December 31, 2008, are derived from the consolidated financial statements of Cellcom Israel Ltd. and subsidiaries, which financial statements have been audited by Somekh Chaikin, an independent registered public accounting firm and a member firm of KPMG International. The consolidated financial statements as of  December 31, 2008, and 2007, and for each of the years in the two-year period ended December 31, 2008, and the report thereon, are included elsewhere in this annual report. The selected data should be read in conjunction with the consolidated financial statements, the related notes, and the independent registered public accounting firm’s report which contains emphasis paragraphs regarding the adoption of IFRS for the first time in 2008 and the convenience translation of the consolidated financial statements as of and for the year ended December 31, 2008 into US dollars solely for the convenience of the reader.

The figures for the years 2004 to 2006 have been restated to give retroactive effect to the initial implementation of the new Israeli Accounting Standard No. 27, “Property, plant and equipment”, which came into effect on January 1, 2007. See note 2.U.2. to our consolidated financial statements for the year ended December 31, 2007 (included in our annual report on Form 20-F for the year ended December 31, 2007).

The information presented below under the caption “Other Data” contains information that is not derived from the financial statements.

The selected information also includes certain items for the years 2004 to 2006 in accordance with U.S. GAAP.  Israeli GAAP differs in certain significant respects from U.S. GAAP.  For a summary of certain significant differences, see note 28 to our consolidated financial statements for the year ended December 31, 2007.

For your convenience, the following tables also contain U.S. dollar translations of the NIS amounts presented at December 31, 2008, translated using the rate of NIS 3.802  to $1.00, the representative rate of exchange on December 31, 2008 as published by the Bank of Israel.

	Year Ended December 31,
	2004	2005	2006
	(In NIS millions, except per share data)
Income Statement Data:
In accordance with Israeli GAAP
Revenues	5,600	5,114	5,622
Cost of revenues	* 3,256	* 3,081	* 3,273
Selling and marketing expenses	661	623	656
General and administrative expenses	684	656	659
Other (income) expenses, net	(1)	* 13	* 6
Operating income	1,000	741	1,028
Financing income (expense), net	(45)	24	(155)
Income tax	* 296	* 234	* 314
Net income	659	531	559
Basic earnings per share	* 6.76	* 5.44	* 5.73
Diluted earnings per share	* 6.76	* 5.44	* 5.73
Weighted average ordinary shares used in calculation of basic earnings per share	97,500,000	97,500,000	97,500,000
Weighted average ordinary shares used in calculation of diluted earnings per share	97,500,000	97,500,000	97,500,000

U.S. GAAP Data(1):
Net income	620	491	494
Basic earnings per share	6.36	5.04	5.07
Diluted earnings per share	6.36	5.04	5.07
Other Data:
EBITDA(2)	1,914	1,643	1,864
Capital expenditures	739	747	521
Dividends declared per share	—	34.87	4.41
Net cash provided (used) by operating activities	1,471	1,272	1,477
Net cash provided (used) in investing activities	(852)	(619)	(633)
Net cash provided (used) by financing activities	(1,068)	1,114	(2,560)
Subscribers (in thousands) (3)	2,450	2,603	2,884
Period churn rate(4)	19.9%	15.0%	16.8%
ARPU (in NIS)(5)	174	151	149

* Restated due to initial implementation of a new Israeli Accounting Standard No. 27 commencing January 1, 2007.

	Year Ended December 31,
	2007	2008	2008
	(In NIS millions, except per share data)		(In US$ millions)
Income Statement Data: In accordance with IFRS
Revenues	6,050	6,417	1,688
Cost of revenues	3,377	3,402	895
Selling and marketing expenses	685	701	185
General and administrative expenses	653	659	173
Other (income) expenses, net	3	(29)	(8)
Operating income	1,332	1,684	443
Financing income (expense), net	(147)	(310)	(82)
Income tax	310	389	102
Net income	875	985	259
Basic earnings per share	8.97	10.08	2.65
Diluted earnings per share	8.89	9.92	2.61
Weighted average ordinary shares used in calculation of basic earnings per share	97,500,000	97,721,339	97,721,339
Weighted average ordinary shares used in calculation of diluted earnings per share	98,441,260	99,279,924	99,279,924
Other Data:
EBITDA(2)	2,110	2,406	633
Capital expenditures	573	556	146
Dividends declared per share	13.90	11.23	2.95
Net cash provided (used) by operating activities	1,820	1,763	464
Net cash provided (used) in investing activities	(560)	(546)	(144)
Net cash provided (used) by financing activities	(405)	(1,853)	(488)
Subscribers (in thousands) (3)	3,073	3,187
Period churn rate(4)	16.3%	18.9%
ARPU (in NIS)(5)	150	149	39

	As at December 31,
	2004	2005	2006
	(In NIS millions)
Balance Sheet Data: In accordance with Israeli GAAP
Cash	5	1,772	56
Working capital	(138)	1,909	237
Total assets	* 5,607	* 7,361	* 5,323
Shareholders’ equity	* 3,361	* 3,897	* 597

U.S. GAAP Data(2):
Total assets	5,610	11,100	8,998
Shareholders’ equity	3,312	4,490	4,134

* Restated due to initial implementation of a new Israeli Accounting Standard No. 27 commencing January 1, 2007.

	As at December 31,
	2007	2008	2008
	(In NIS millions)		(In US$ millions)
Balance Sheet Data: In accordance with IFRS
Cash	911	275	72
Working capital	734	481	126
Total assets	6,232	5,420	1,426
Shareholders’ equity	837	342	90

(1)
Following the Company's adoption of IFRS, as issued by the IASB, the Company is no longer required to reconcile its financial statements prepared in accordance with IFRS to U.S. GAAP. Therefore, certain items in accordance with U.S. GAAP are presented only for the years 2004 to 2006. Under U.S. GAAP, DIC’s acquisition of our shares in 2005 is treated as a purchase that requires a revaluation of our assets and liabilities, leading to increased amortization expense of intangible assets, offset by decreased depreciation expense of tangible assets under U.S. GAAP.  In addition, we were required to push down certain DIC debt and the interest expense relating to such debt incurred to finance the acquisition until it was repaid in early 2006, leading to increased financial expense under U.S. GAAP.  As a result of this accounting treatment, U.S. GAAP data presented for the year ended and as at December 31, 2005 and for the year ended and as at December 31, 2006 are not comparable with the data presented for the previous period.

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

The following is a reconciliation of net income to EBITDA:

	Year Ended December 31,
	2004	2005	2006
In accordance with Israeli GAAP
	(In NIS millions)
Net income	659	531	559
Financing expense (income), net	45	(24)	155
Other expenses (income), net	(1)	13	6
Income taxes	296	234	314
Depreciation and amortization	915	889	830
EBITDA	1,914	1,643	1,864

	Year Ended December 31,
	2007	2008	2008
In accordance with IFRS
	(In NIS millions)		(In US$ millions)

Net income	875	985	259
Financing expense (income), net	147	310	82
Other expenses (income), net	3	(29)	(8)
Income taxes	310	389	102
Depreciation and amortization	775	751	198
EBITDA	2,110	2,406	633

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

We have set out below the calculation of ARPU for each of the periods presented:

	Year Ended December 31,
	2004	2005	2006	2007	2008	2008
	(In NIS millions, except number of subscribers and months)					(In US $ millions)
Revenues	5,600	5,114	5,622	6,050	6,417	1,688
less revenues from equipment sales	646	565	636	635	745	196
less other revenues*	21	38	61	93	135	35
Revenues used in ARPU calculation (in NIS millions)	4,933	4,511	4,925	5,322	5,537	1,456
Average number of subscribers	2,368,919	2,489,453	2,757,133	2,955,855	3,105,022	3,105,022
Months during period	12	12	12	12	12	12
ARPU (in NIS, per month)**	174	151	149	150	149	39

*      Other revenues include revenues from repair services, transmission services and landline services.
**
ARPU for 2006 was restated to reflect the full impact of the change in the methodology of calculating our subscriber base implemented in July 2006, to allow comparison with 2007. If the change in methodology of calculating our subscriber base had not changed in July 2006, ARPU for the year ended December 31, 2006 and for the year ended December 31, 2007 would have been NIS 153 and for the year ended December 31, 2008 would have been NIS 152.

Exchange Rate Information

The following table shows, for each of the months indicated, the high and low exchange rates between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:

Month	High (NIS)	Low (NIS)

September 2008	3.635	3.396
October 2008	3.879	3.465
November 2008	4.022	3.752
December 2008	3.990	3.677
January 2009	4.065	3.783
February 2009	4.191	4.012

On February 27, 2009 the daily representative rate of exchange between the NIS and U.S. dollar as published by the Bank of Israel was NIS 4.162 to $1.00.

The following table shows, for periods indicated, the average exchange rate between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar, calculated based on the average of the representative rate of exchange on the last day of each month during the relevant period as published by the Bank of Israel:

Year	Average (NIS)

2004	4.483
2005	4.503
2006	4.442
2007	4.085
2008	3.568

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

A substantial part of our operations is subject to the Israeli Communications Law, 1982, the Israeli Wireless Telegraph Ordinance (New Version), 1972, the regulations promulgated thereunder and the license for the provision of cellular services that we received from the Ministry of Communications in accordance with the Communications Law.  The interpretation and implementation of the Communications Law, Wireless Telegraph Ordinance and regulations and the provisions of our general license, as well as our other licenses, are not certain and disagreements have arisen and may arise in the future between the Ministry of Communications and us.  The Communications Law and regulations thereunder grant the Ministry of Communications extensive regulatory and supervisory authority with regard to our activities, as well as the authority to impose substantial sanctions in the event of a breach of our licenses or the applicable laws and regulations.  In the event that we materially violate the terms of our licenses, the Ministry of Communications has the authority to revoke them.

Our general license is valid until February 2022.  It may be extended for additional six-year periods upon our request to the Ministry of Communications and confirmation from the Ministry of Communications that we have complied with the provisions of our license and the applicable law, have continuously invested in the improvement of our service and network and have demonstrated the ability to do so in the future.  Our other licenses are also limited in time.  However, our licenses may not be extended when necessary, or, if extended, the extensions may be granted on terms that are not favorable to us.  In addition, the Ministry of Communications has modified and may modify our licenses without our consent and in a manner that could limit our freedom to conduct our business.

Further, our business and results of operations could be materially and adversely affected by new legislation and decisions by our regulators that:

•	reduce tariffs, including interconnect and roaming tariffs or otherwise intervene in the pricing policies for our products and services;

•
increase the number of competitors in the cellular market, including by providing mobile virtual network operators, or MVNO, licenses, mobile WiMAX licenses and/or licenses for the use of our network by competing technologies, such as Voice Over Broadband over cellular, or VOBoC; limit our ability to compete, including by limiting our ability to develop our network, by preferring new and/or small competitors in the allocation of new frequencies, including those designated to the 4th generation of cellular services;

•	impose new safety or health-related requirements;

•	impose additional restrictions and/or requirements on the construction and operation of cell sites;

•	impose restrictions on the provision of content services;

•	impose restrictions on the provision of services or products we currently provide and/or regulate or otherwise intervene with the terms under which we provide them to our subscribers;

•	limit or otherwise intervene with the services or products that we may sell; or

•	set higher service standards.

See “Item 4. Information on the Company – B – Business Overview – Government Regulations ― Our Principal License”.

If we fail to compensate for lost revenues resulting from past or future legislative or regulatory changes with alternative sources of income, our results of operations may be materially adversely affected.

We may not be able to obtain permits to construct and operate cell sites.

We depend on our network of cell sites to maintain and enhance network coverage for our subscribers.  In addition, where necessary, we provide certain subscribers with bi-directional amplifiers, also known as “repeaters,” to remedy weak signal reception in indoor locations.  Some of these repeaters are located outdoors on rooftops.  We also deploy and operate microwave sites as part of our transmission network.  The construction and operation of these various facilities are highly regulated and require us to obtain various consents and permits.  See “Item 4.B – Business Overview - Government Regulations - Permits for Cell Site Construction” for additional details.

We have experienced difficulties in obtaining some of these consents and permits, particularly in obtaining building permits for cell sites from local planning and building authorities.  As of December 31, 2008, we operated a small portion of our cell sites without building permits or applicable exemptions. Although we are in the process of seeking to obtain building permits or to modify our cell sites in order to satisfy applicable exemptions, we may not be able to obtain all the necessary permits or make the necessary modifications.  Approximately 29% of our cell sites operate without building permits in reliance on an exemption from the requirement to obtain a building permit, mainly for radio access devices. Our reliance on the exemption for radio access devices has been challenged by local planning and building authorities in the courts, mostly unsuccessfully. In May 2008, the Israeli Attorney General opined that the exemption, as enacted, does apply to cellular radio access devices but recommended that an inter-ministry committee be established to examine the appropriateness of future application of the exemption to cellular access devices given the changed circumstances since the enactment of the exemption. The Attorney General further opined that the examination should be completed by the end of March 2009 and that failure to conclude the examination within a reasonable period may affect the legal assessment of the exemption as being reasonable. An inter-ministry committee was established but we understand that it has not yet provided its conclusions. However, notwithstanding the Attorney General's opinion, in May 2008 the District Court of Tel-Aviv-Jaffa, in its capacity as court of appeals, ruled that our and other cellular operators’ devices do not meet the exemption’s requirements and therefore the exemption may not be relied upon by us and by other cellular operators. We and other cellular operators appealed against this ruling to the Supreme Court. The State notified the Supreme Court that it concurs with our and another cellular operator’s appeals against the District Court ruling. The State requested that a third operator’s appeal be returned to the District Court for further deliberations on specific questions relating to the validity of the exemption in that case. Furthermore, in July 2008, a petition seeking to annul the Attorney General's opinion and apply the District Court ruling was filed with the Supreme Court by the Union of Local Authorities in Israel and certain local planning and building authorities. Both our appeal and the local authorities' petition are awaiting determination by the Supreme Court. Additionally, in November 2008, the District Court of Central Region, in its capacity as court of appeals, ruled that the exemption does not apply to radio access devices, if the rooftop on which those devices are located is at the same level as a residence or other building that is regularly frequented by people. Other appeals relating to the exemption are still under consideration in the District Court and other similar challenges, as well as other claims asserting that those cell sites and other facilities do not meet other legal requirements continue. Further, in July 2008, an amendment to the Israeli Communication Law proposing to annul the exemption passed the preliminary phase of enactment in the Israeli parliament. Annulment of the exemption could adversely affect our existing network and network build-out, particularly given the objection of some local planning and building authorities to grant due permits where required.

See “Item 4. Information on the Company – B.  Business Overview - Government Regulations—Permits for Cell Site Construction”.

In addition, we operate other cell sites in a manner that is not fully compatible with the building permits issued for these cell sites which may, in some cases, constitute grounds for termination of their lease agreements or claims for breach of such agreements.  Our rooftop microwave sites and repeaters operate in reliance upon an exemption from the requirement to obtain a building permit.  Substantially all of our outdoor microwave sites are rooftops.  It is unclear whether other types of repeaters require a building permit. Our reliance on an exemption from the requirement to obtain building permits for repeaters has not, to date, been considered by the courts.

Operation of a cell site or other facility without a building permit or not in accordance with the permit or other legal requirements may result in the issuance of a demolition order for the cell site or other facility or the bringing of criminal charges against us and our officers and directors.  Certain of our cell sites have been subject to demolition orders. In addition, criminal charges have been brought against us and our officers and directors in connection with cell sites that were alleged to have been constructed without the required permits.  As of December 31, 2008, 17 criminal and administrative proceedings are outstanding; demolition order has been granted with respect to one cell site while the remaining 16 proceedings are pending further litigation.

Pursuant to the Israeli Non-Ionizing Radiation Law, 2006, which is effective, for the most part, as of January 1, 2007, the granting or renewal of an operating permit by the Commissioner of Environmental Radiation at the Ministry of Environmental Protection of Israel for a cell site or other facility is subject to the receipt of a building permit or the facility being exempt from the requirement to obtain a building permit.  Should we fail to obtain building permits for our cell sites or other facilities, including in the event that our reliance upon an exemption from the requirement to obtain building permits for these cell sites and other facilities is found invalid, the Commissioner of Environmental Radiation at the Ministry of Environmental Protection will not grant or renew our operating permits for those cell sites and other facilities. Since October 2007, the Commissioner of Environmental Protection took the position that he will not grant and/or renew operating permits to radio access devices, where the local planning and building committee’s engineer objected to our reliance upon the said exemption for radio access devices. For reasons not related to radiation hazards, we have not received environmental permits for a small portion of our cell sites, primarily due to building and planning issues, such as objections by local planning and building committee's engineers to our reliance on the exemption from obtaining building permits for radio access devices. Operating a cell site or a facility without an operating permit could subject us and our officers and directors to criminal, administrative and civil liability.

Should any of our officers or directors be found guilty of an offence, although this has not occurred to date, they may face monetary penalties and a term of imprisonment.  Our sites may be the subject of demolition orders, we may be required to relocate cell sites to less favorable locations or stop operation of cell sites which could negatively affect the extent, quality and capacity of our network coverage and we or our officers and directors may face criminal charges.

In July 2008, a petition was filed with the Supreme Court by certain environmental organizations against the Minister of Environmental Protection, the Minister of Communications and the cellular companies, including us, seeking remedies relating to the delayed enactment of the Non-Ionizing Radiation regulations, the last draft of which included additional restrictions in relation to the operation of cell sites and other facilities (including maximum levels of exposure to non ionizing radiation). In December 2008, the Minister of Environmental Protection signed the Non-Ionizing Radiation Regulations which do not include the section setting the aforesaid restrictions. This petition awaits consideration by the Supreme Court. If restrictions similar to those included in the draft are subsequently adopted, they will, among other things, limit our ability to construct new sites and renew operating permits for a number of our existing sites, especially in residential areas.

The Israeli National Zoning Plan 36, or the Plan, which regulates cell site construction and operation is in the process of being changed. Current proposed changes impose additional restrictions and/or requirements on the construction and operation of cell sites and could, if adopted, harm our ability to construct new cell sites, make the process of obtaining building permits for the construction and operation of cell sites more cumbersome and costly, and may delay the future deployment of our network.

Several local planning and building authorities are claiming that Israeli cellular operators may not receive building permits, in reliance on the current National Zoning Plan 36, for cell sites operating in frequencies not specifically detailed in the frequencies charts attached to the Plan. In a number of cases, these authorities have refused to provide a building permit for such new cell sites, arguing that the Plan does not apply to such cell sites and that building permits for such cell sites should be sought through other processes (which are longer and cumbersome), such as an application for extraordinary usage or under existing local specific zoning plans. Since June 2002, following the approval of the Plan, building permits for our cell sites (where required) have been issued in reliance on the Plan. The current proposed draft amendment to the Plan covers all new cell sites requiring a building permit, independently of the frequencies in which they operate. Most of our cell sites and many cell sites operated by other operators operate in frequencies not specifically detailed in the Plan.

If we are unable to obtain or renew building or other consents and permits for our existing sites or other facilities, we will be required to demolish or relocate these cell sites and facilities.  Our inability to relocate cell sites or other facilities in a timely manner and/or construct and operate new cell sites or other facilities (if we are unable to obtain the necessary consents and permits and/or rely on the exemption from the requirement to obtain a building permit), could adversely affect our existing network, resulting in the loss of subscribers, prevent us from meeting the network coverage and quality requirements contained in our license (which may lead to its revocation) and adversely impact our network build-out, all of which may have a material adverse effect on our results of operations and financial condition.

We may be required to indemnify certain local planning and building committees in respect of claims against them.

Under the Israeli Planning and Building Law, 1965, by approving a building plan, local planning and building committees may be held liable to compensate for depreciation of properties included in or neighboring the approved plan.

In January 2006, the law was amended to require an applicant, as a precondition to obtaining a cell site construction permit from a planning and building committee, to provide a letter to the committee indemnifying it for possible depreciation claims.  As of December 31, 2008, we have provided approximately 230 indemnification letters to local planning and building committees. Calls upon our indemnification letters may have a material adverse effect on our financial condition and results of operations. We may also decide to demolish or relocate existing cell sites to less favorable alternatives and to construct new cell sites in alternative, less suitable locations or not at all, due to the obligation to provide indemnification.  As a result, our existing service may be impaired or the expansion of our network coverage could be limited.

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

In February 2007, the Israeli Minister of Interior Affairs extended the limitation period within which depreciation claims may be brought under the Planning and Building Law from three years from approval of a building plan, to the later of one year from receiving a building permit for a cell site under National Zoning Plan 36 and six months from the construction of a cell site. The Minister retains the general authority to extend such period further. This extension of the limitation period increases our potential exposure to depreciation claims. In addition, should the Planning and Building Law be construed or amended to allow a longer period of limitation for depreciation claims than the current limitation period set in that law, our potential exposure to depreciation claims would increase.

Alleged health risks relating to non-ionizing radiation generated from cell sites and cellular telecommunications devices may harm our prospects.

Handsets, accessories and various types of cell sites are known to be sources of non-ionizing radiation emissions and are the subject of a public debate in Israel.  While, to the best of our knowledge, the handsets that we market comply with the applicable legislation that relate to acceptable “specific absorption rate,” or SAR, levels, we rely on the SAR levels published by the manufacturers of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers’ approvals refer to a prototype handset, we have no information as to the actual level of SAR of the handsets throughout the lifecycle of the handsets, including in the case of handset repair. See also “Item 4. Information on the Company – B. Business Overview - Government Regulations - Handsets”. Concerns regarding cell sites have already caused us difficulties in obtaining or renewing leases for cell sites and even resulted in unlawful sabotage of a small number of cell sites. In addition, it was brought to our attention that the magistrate court of Jerusalem has recently ruled in a lawsuit involving one of our competitor's sites, that there is a reasonable chance that the cell site in that case may be hazardous to the plaintiffs' health and that the defendant did not prove otherwise. Recommendations by the Israeli Ministry of Health published in July 2008, to take precautionary measures when using cellular handsets, have increased the concerns of the Israeli public. The Ministry of Health indicated that although the findings of the international study on whether cellular phone usage increases the risk of developing certain tumors were not yet finalized, partial results of several of the studies were published, and while these studies did not demonstrate a connection between cellular phone exposure and tumor growth, a relationship between prolonged cellular phone usage and tumor development was observed in some of these studies. If health concerns over non-ionizing radiation increase further,  adverse findings in studies of non-ionizing radiation are published or if non-ionizing radiation levels are found to be higher than the standards set for handsets and cell sites, consumers may be discouraged from using cellular handsets and regulators may impose additional restrictions on the construction and operation of cell sites or handset usage. As a result, we may experience increased difficulty in obtaining leases for new cell site locations or renewing leases for existing locations (although so far, in total we have experienced renewal problems with approximately 6% of our cell site leases each year); we may be exposed to property depreciation claims; we may lose revenues due to decreasing usage of our services; we may be subject to increased regulatory costs; and we may be subject to health-related claims for substantial sums.  See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information – Legal Proceedings—Purported class actions” for additional details on a purported class action filed against us in that respect. We have not obtained insurance for these potential claims.  An adverse outcome to, or settlement of, any health - related litigation against us or any other provider of cellular services could have a material adverse effect on our results of operations, financial condition or prospects.

We face intense competition in all aspects of our business.

The Israeli cellular telephone market is highly competitive.  We compete for subscribers with three other cellular operators.  While we enjoy the largest market share, estimated to be 34.7% as of December 31, 2008, two of our competitors, Partner and Pelephone, enjoy estimated market shares of 31.6% and 29.7% respectively, with MIRS Motorola Communications Ltd., or MIRS, estimated to have a market share of 4.0%. The current competitive pressure in the Israeli market results primarily from the highly penetrated state of the market. See also “Item 4. Information on the Company - B. Business Overview - The Telecommunications Industry in Israel”. This means that market growth is limited and cellular operators compete intensely to retain their own subscribers and attract those of their competitors. Further, competition changes as cellular operators enter into additional communication markets, such as broadband and internet services and Internet Protocol Television (IPTV). In addition, the implementation of number portability in December 2007, has eliminated one of the deterrents to switching between cellular operators and churn rates have slightly increased in line with other countries’ experience following number portability implementation.  Any of the following developments in our market and/or the implementation by the Ministry of Communications of the recommendations of a public committee appointed by it to review issues in the telecommunications market adopted by the Ministry of Communications (certain such recommendations were also adopted in the Israeli Government resolutions) in August 2008 (see "Item 4. Information on the Company – B. Business Overview – Competition.”), are expected to increase competition further and may result in an increased churn rate, increased subscriber acquisition and retention costs and ultimately reduced profitability for us:

•
Pelephone’s offering of certain services jointly with its parent company, Bezeq, the incumbent landline operator; although Bezeq and Pelephone may not offer integrated or combined packages of cellular and landline telephone and other telecommunication services currently, the Ministry of Communications is conducting a hearing in relation to reducing some of the limitations. The Ministry of Communications has stated that once Bezeq’s share of the Israeli landline telephone market falls below 85%, it would be permitted to offer certain services jointly with its subsidiaries, provided that a similar bundle is made available by a competitor of Bezeq (such as a landline and cellular bundle) and subject to each of the services in Bezeq's bundle being  available to be sold separately. In December 2008 the Ministry of Communications determined that Bezeq's market share as of September 2008 is 83.3% in the private sector and 88.9% in the business sector.

•
the recent launch of a UMTS/HSPA network by Pelephone, as it would strengthen Pelephone’s ability to compete in the provision of inbound and outbound roaming services as well as improve its competitive position in the market.

•
the entry into the Israeli cellular market by additional operators and/or MVNOs, could increase competition and thus may have material adverse affect on our revenues. In January 2009 the Ministry of Communications published a hearing regarding an MVNO draft license and general principles for MVNO regulations; See "Item 4. Information on the Company – B. Business Overview – Government Regulations – Mobile Virtual Network Operator"for additional details;

•
a proposed amendment to the Israeli Restrictive Trade Practices Law, 1988, including: (1) giving the Director General of the Israeli Antitrust Authority the power to determine that certain entities in a specific market act as oligopoly, based on the existence of conditions for effective competition (or lack thereof) in the relevant market rather than on the actual lack (or low level) of competition; (2) giving the Director General of the Antitrust Authority the power to  distinguish between an oligopoly and a monopoly allowing the Director General to give instructions to all or some of the participants of an oligopolic market, in order, among others, to maintain or increase the competition level among the participants, including the authority to issue orders to remove or to ease entry or transfer barriers, to cease a participant's activity, or otherwise regulate the activities of such oligopoly. If the Director General decides that the Israeli cellular market is oligopolistic, the Director General may take measures which could limit our freedom to manage our business, increase the competitive pressures that we face and adversely affect our results of operations;

•
the entry into the cellular market of mobile WiMAX technology (by a new entrant); the Ministry of Communications published a WIMAX policy on March 1, 2009 and is expected to publish a WiMAX frequencies tender in 2009; and

•
the entry into the communications market of competing technologies, which may be granted a license to use the cellular networks, such as VOB over cellular; The Ministry of Communications has granted two trial licenses for VOBoC, following which it is expected to publish the details of a hearing in regards to VOBoC policy and licenses.

We could be subject to legal claims due to the inability of our information systems to fully support our calling plans.

In order to attract and retain the maximum number of subscribers in our highly competitive market, we design specific calling plans to suit the preferences of various subscriber groups. We require sophisticated information systems to record accurately subscriber usage pursuant to the particular terms of each subscriber’s plan as well as accurate database management and operation of a very large number of calling plans.  From time to time, we have detected some discrepancies between certain calling plans and the information processed by our internal information systems, such as applying an incorrect rebate or applying an incorrect tariff to a service resulting in a higher charge. We have invested substantial resources to refine and improve our information and control systems and ensure that our new calling plans are appropriately processed by our information systems; we have also taken steps to remedy the identified discrepancies and have established reserves where the discrepancies are quantifiable.  Despite our substantial investments, we may experience discrepancies in the future due to the multiplicity of our plans and the scope of the processing tasks. Further, while we invest substantial efforts in monitoring our employees and third-party distributors and dealers that market our services, it is possible that some of our employees, distributors or dealers may offer terms and make (or fail to make) representations to existing and prospective subscribers that do not fully conform to applicable law, our license or the terms of our calling plans. As a result of these discrepancies, we may be subject to subscribers’ claims, including class action claims, and substantial sanctions for breach of our license or the applicable laws and regulations that may materially adversely affect our results of operations.

We are exposed to, and currently are engaged in, a variety of legal proceedings, including class action lawsuits.

We provide services to millions of subscribers on a daily basis.  As a result of the scope and magnitude of our operations we are subject to the risk of a large number of lawsuits, including class action suits by consumers and consumer organizations, with respect to billing and other practices.  These actions may be costly to defend and could result in significant judgments against us.  The Israeli Class Actions Law, 2006 and the 2005 amendment to the Israeli Consumer Protection Law, 1981 include provisions that expand the causes of action for which a class of litigants may bring suit, including with regard to any damages allegedly incurred prior to the effective date of these laws, reducing the minimal requirements for certification of a class action lawsuit and reducing the qualifications required to be a lead plaintiff in a class action lawsuit.  These laws have increased and may continue to increase the number of requests for certification of class actions against us, our legal exposure and our legal costs in defending against such suits, which as a result may materially and adversely affect our financial results. Currently, we are engaged in a number of purported class action suits as a defendant, some of which are for substantial amounts.  For a summary of certain material legal proceedings against us, see “Item 8 – Financial Information - A. Consolidated Statements and Other Financial Information –Legal Proceedings”.

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

As a result of an amendment to the Communications Law in March 2005, cellular and landline telephone operators were required to implement number portability by September 1, 2006.  Number portability permits subscribers to change to another network operator without having to change their telephone numbers. Despite efforts to introduce the requisite technology and coordinate the transition to number portability by September 1, 2006, no cellular or landline operator had implemented number portability by that date and a purported class action in that respect was filed against us and other cellular and landline operators.

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

The Ministry of Communications is considering adopting changes to the licenses of the cellular operators that would prohibit cellular operators from creating any linkage between handset purchase and airtime credit granted to the purchasing subscriber. This prohibition is included in the recommendations of a public committee appointed by the Ministry of Communications, published in March 2008.  If such proposed changes are adopted and implemented, this would impair our ability to offer our subscribers handsets with airtime rebates.  This may lead to difficulties in selling advanced handsets that have the potential to generate high content-related revenues, which in turn may reduce our potential revenues or require higher subscriber acquisition costs and adversely affect our results of operations.

We rely on interconnecting telecommunications providers and could be adversely affected if these providers fail to provide these services without disruption and on a consistent basis.

Our ability to provide commercially viable cellular telephone services depends upon our ability to interconnect with the telecommunications networks of landline, cellular telephone and international operators in Israel in order to complete calls between our subscribers and parties on a landline or other cellular telephone network, as well as third parties abroad.  All landline, cellular telephone and international operators in Israel are required to provide interconnection to, and not to discriminate against, any other licensed telecommunications operator in Israel.  We have no control over the quality and timing of the investment and maintenance activities that are necessary for these entities to provide us with interconnection to their respective telecommunications networks.  The implementation of number portability requires us to rely further on other providers, since our ability to implement number portability, provide our services and our basic ability to port numbers between operators are dependent on the manner of number portability implementation by interconnecting local operators. The failure of these or other telecommunications providers to provide reliable interconnections to us on a consistent basis could have an adverse effect on our business, financial condition or results of operations.

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

The cellular market is known for rapid and significant technological changes.  Our current technologies, including our 3.5G technologies, may be overtaken rapidly, requiring us to invest in alternative technologies to remain competitive. Further, technologies such as wireless broadband access services such as WiMAX, Wi-Fi, VOB and other technologies that have the capacity to handle cellular calls or data transfer (such as VoBoC), may enter our market and compete with traditional cellular providers, thus further intensifying the competition we face and requiring us to reduce prices, thus adversely affecting our results of operations. The Ministry of Communications has granted trial licenses to certain entities to use cellular networks for the provision of VOB over cellular and is expected to publish a WiMAX frequencies tender in 2009, in which it is expected to allocate mobile WiMAX frequencies to a new operator, since the present cellular operators, including us, are not eligible to participate in that tender under the Ministry of Communications' policy.

If we cannot obtain or maintain favorable roaming arrangements, our services may be less attractive or less profitable.

We rely on agreements to provide roaming capability to our subscribers in many areas outside Israel.  As of December 31, 2008, we had roaming arrangements with 520 cellular providers in 174 countries around the world.  However, we cannot control the quality of the service that they provide and it may be inferior to the quality of service that we provide.  Equally, our subscribers may not be able to use some of the advanced features that they enjoy when making calls on our network.  Some of our competitors may be able to obtain lower roaming rates than we do because they may have larger call volumes or because of their affiliations with other international cellular operators.  Competition is expected to intensify once Pelephone begins providing roaming services through its new UMTS system. If our competitors’ providers can deliver a higher quality or a more cost effective roaming service, then subscribers may migrate to those competitors and our results of operation could be adversely affected.  Further, we may not be able to compel providers to participate in our technology migration and enhancement strategies.  As a result, our ability to implement technological innovations could be adversely affected if these overseas providers are unable or unwilling to cooperate with the further development of our network or if they cease to provide services comparable to those we offer on our network.

Following European Union regulation of roaming tariffs, which reduced tariffs for calls made by members of the European Union among themselves, several European Union member operators have raised roaming tariffs for calls to and from non-European Union member operators, resulting in higher roaming tariffs for our subscribers. In addition, in August 2008, the Israeli Government adopted a resolution to negotiate a reduction of inbound and outbound roaming tariffs with the European Union and/or members of the European Union or countries frequently visited by Israelis.  In November 2008 the Ministry of Communications requested us to provide information in relation to our roaming services. If roaming tariffs are reduced as a result of the proposed negotiation or otherwise and/or if additional European Union member operators raise their tariffs and/or if we are not able to raise our tariffs or otherwise compensate for the higher roaming expenses this could adversely affect our profitability and results of operations.

Our substantial debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability.

As of December 31, 2008, our total indebtedness was approximately NIS 3,730  million ($981 million). The indentures governing our debentures currently permit us to incur additional indebtedness.  Our substantial debt could adversely affect our financial condition by, among other things:

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

Our business results may be affected by continued recession

Most of our revenues are not guaranteed or prepaid and are usage dependant. Although we see no evidence of a decreased usage of our services (other than our roaming services, in which a decrease is noticed due to reduced tourism), due to the current global economic recession, if this recession continues, usage of our services decreases and we cannot otherwise compensate for lost revenues, it may have a material adverse effect on our results of operations, financial condition or prospects.  The recession may also result in our customers not being able to pay the  amount owed  to us .Failure of one or more of our larger business customers to pay the amount owed to us, may materially increase our bad debts (which already increased following the implementation of number portability; for further details see Item 5. Operating and Financial Review and Prospects – A. Operating Results – Results of Operations Comparison of 2007 and 2008 - Selling and marketing expenses and general and administrative expenses) and have a material adverse effect on our results of operations and financial condition. Furthermore, the recession may adversely affect third parties we rely upon in the provision of our services, including interconnecting telecommunication providers, roaming partners and services and equipment providers. Recently, Nortel Networks Inc., a global supplier of communication equipment, filed a request for Chapter 11 bankruptcy protection in the US and its local affiliate - Nortel Networks Israel Ltd., which supplied us with certain equipment for our landline services, our CTI and TDMA network and is supplying us with maintenance services for same, entered a similar process in the Israeli courts. If this or other providers fail to provide reliable and consistent services and/or equipment to us on the requisite standards of quality and on a timely basis, our ability to provide services to our subscribers may be reduced in scope and/or in quality, until and inasmuch as an alternative provider can be found, and consequently our license may be at risk of revocation for failure to satisfy the required service standards. An alternative provider and/or solution, may involve additional expenses and/or investments on our part and/or may involve terms that are less favorable to us, including reduced revenues. In addition, if any damage is caused to us and/or we are found liable for damages caused to third parties by such service or equipment providers and such providers are unable to indemnify us for such damages, we may have to bear the cost of such damages, which may be substantial, and such outcome may adversely affect our financial condition.

Our business results may be affected by currency fluctuations, by our currency hedging positions and by changes in the Israeli Consumer Price Index.

A portion of our cash payments are incurred in, or linked to, foreign currencies, mainly US Dollars.  In particular, in 2006, 2007 and 2008, payments in U.S. dollars or linked to the U.S. dollar represented approximately 25%, 33% and 33%, respectively, of total cash outflow (including payments of principal and interest on our debentures). These payments included capital expenditures, some of our operating lease payments, payments to equipment suppliers including handset suppliers and, in 2007 and in 2008, payments of principal and interest on our credit facility (voluntarily prepaid in full in March 2008). As almost all of our cash receipts are in NIS, any devaluation of the NIS against those foreign currencies in which we make payments, particularly the U.S. dollar, will increase the NIS cost of our foreign currency denominated or linked expenses and capital expenditures.

We purchase derivative financial instruments in order to hedge the foreign currency risks, CPI risks and interest risks deriving from our operations and indebtedness. Derivatives are initially recognized at fair value. Changes in the fair value are accounted for as follows: Changes in the fair value of derivative hedging instruments designated as a cash flow hedge are recognized directly as a component of our shareholders’ equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in our income statement as the hedged item affects earnings. The amount recognized in shareholders’ equity is transferred to our income statement in the same period that the hedged item affects our earnings. Notwithstanding the above, hedge accounting is not applied to derivative instruments that economically hedge monetary assets and liabilities denominated in foreign currencies. Changes in the fair value of such derivatives are recognized through our income statement upon occurrence. These differences in the derivative instruments' designation could result in fluctuations in our reported net income on a quarterly basis. Furthermore, since the principal amount of and interest that we pay on our debentures, are linked to the Israeli CPI, any increase in the Israeli CPI will increase our financial expenses and could adversely affect our results of operations.

We may not be able to fulfill our dividend policy in the future; implementation of our dividend policy will significantly reduce our future cash reserves.

In February 2006, we adopted a dividend policy targeting a payout ratio of at least 75% of our net income in each calendar year, subject to any applicable law, our license and contractual obligations and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors.  In 2007 and 2008, our Board of Directors has declared dividends constituting as much as 95% or more of our net income and may declare dividends in similar rates in the future. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy”. Our license requires that we and our 10% or more shareholders maintain at least $200 million of combined shareholders’ equity.  See “Item 5 - Operating and Financial Review and

Prospects—Liquidity and Capital Resources—Debt service”. Dividend payments are not guaranteed and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends or to pay dividends at a ratio to net income that is less than that paid in the past.

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

As of December 31, 2008, DIC held, directly and indirectly, approximately 46.9%  of our outstanding share capital.  Pursuant to shareholders agreements among DIC and certain of our minority shareholders, who in the aggregate own approximately 5.45% of our ordinary shares, DIC has been granted the voting rights in respect of those shares. In addition to DIC’s shareholdings and such additional voting rights, it has the right to appoint the 20% of our directors that we are required by our license and articles of association to have appointed by Israeli citizens and residents among our founding shareholders.  Accordingly, subject to legal limitations, DIC has control over all matters requiring shareholder approval, including the election and removal of our directors and the approval of significant corporate transactions.  This concentration of ownership could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.

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

Our operations, our network and some of our suppliers are located in Israel.  Accordingly, political, economic and military conditions in Israel may directly affect our business.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and could make it more difficult for us to raise capital.  Since September 2000, there has been a high level of violence between Israel and the Palestinians. Hamas, an Islamist movement responsible for many attacks, including missile strikes, against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority in January 2006 and took control of the entire Gaza Strip, by force, in June 2007. Hamas has launched hundreds of missiles from the Gaza Strip against Israeli population centers, disrupting day-to-day civilian life in southern Israel. This led to an armed conflict between Israel and the Hamas during December 2008 and January 2009. A substantial part of our network and information systems is located in the southern part of Israel, within range of missile strikes from the Gaza Strip. Any damage to our network and/or information systems would damage our ability to provide service, in whole or in part, in the southern part of Israel and/or otherwise damage our operation  and could have an adverse effect on our business, financial condition or results of operations.

More generally, any armed conflicts, terrorist activities or political instability in the region would likely negatively affect business conditions and could harm our results of operations, including following termination of such conflicts, due to a decrease in the number of tourists visiting Israel.

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

Risks Relating to Our Ordinary Shares

A substantial number of our ordinary shares could be sold into the public market, which could depress our share price.Our largest shareholder, DIC, holds approximately 46.9% of our outstanding ordinary shares, as of December 31, 2008. The market price of our ordinary shares could decline as a result of future sales into the market by DIC or other existing shareholders or the perception that these sales could occur. DIC sold 11,425,000 ordinary shares, or approximately 11.62% of our outstanding shares in a number of transactions outside the United States in September of 2007 and January, May and December of 2008. Sales may be made pursuant to a registration statement, filed with the SEC pursuant to the terms of a registration rights agreement or otherwise, or in reliance on an exemption from the registration requirements of the Securities Act, including the exemptions provided by Rule 144 or Regulation S. Any decline in our share price could also make it difficult for us to raise additional capital by selling shares.

In addition, as of December 31, 2008 we have 1,274,863 shares reserved for issuance upon the exercise of options; the options are subject to vesting schedules but vesting will be accelerated upon certain events including any sale by DIC that leads to DIC ceasing to control (as such term is defined in the Israeli Securities Law, 1968, namely the ability to direct our activities) us. See "Item 6. Directors, Senior Management and Employment – E. Share Ownership – 2006 Share Incentive Plan".

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

Our principal founding shareholders were DIC, a subsidiary of IDB, which prior to September 2005 indirectly held approximately 25% of our share capital, and BellSouth Corporation and the Safra brothers of Brazil, which together indirectly held approximately 69.5% of our share capital and voting rights in respect of an additional 5.5% of our share capital.  DIC acquired the stakes of BellSouth and the Safra brothers in September 2005 and, following the sale of minority stakes to four groups of investors in 2006, the sale of shares as part of our initial public offering in February 2007 and subsequent sales of minority stakes in 2007 and 2008, DIC currently directly and indirectly holds approximately 46.9% of our share capital and the voting rights in respect of an additional approximately 5.45% of our share capital.

Following the acquisition by DIC in 2005, DIC put in place a new management team, including Ami Erel, the Chairman of our Board of Directors, who had previously been President and CEO of Bezeq, Amos Shapira, our Chief Executive Officer, who had been CEO of Kimberly-Clark’s Israeli subsidiary and El Al Airlines, Tal Raz, our Chief Financial Officer, one of the founders and formerly a director of Partner, one of our principal competitors and Adi Cohen, our VP Marketing, who had been marketing manager of Shufersal, Israel's largest retail chain, and previously, Partner's marketing manager. While maintaining its focus on increasing efficiency, our management team has successfully implemented a series of initiatives to drive our growth, including the continued enhancement of our distinctive brand, a greater focus on customer service and new sales campaigns.  These initiatives resulted in continuous growth in all operational and financial parameters and strengthening our position as the largest cellular operator in Israel.

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

Principal Capital Expenditures

Our accrual capital expenditure in  2006, 2007 and 2008 amounted to NIS 521 million, NIS 573 million and NIS 556 million, respectively.  Accrual capital expenditure is defined as investment in fixed assets and other assets, such as spectrum licenses, UMTS networks' enhancement and expansion and development of new products and services during a given period.  For the periods under review, a key focus of our capital investment has been the enhancement and expansion of our networks.

B.	BUSINESS OVERVIEW

General

We are the leading provider of cellular communications services in Israel in terms of number of subscribers, revenues from services, cost efficiencies, EBITDA and EBITDA margin   for the year ended December 31, 2008.  Upon launch of our services in 1994, we offered significantly lower prices for cellular communications services than the incumbent provider and transformed the nature of cellular telephone usage in Israel, turning it into a mass market consumption item.  We surpassed the incumbent cellular operator and became the market leader in terms of number of subscribers in 1998 and, despite the entry of two additional competitors, we have continued since then to have the highest number of subscribers.  As of December 31, 2008, we provided services to approximately 3.187 million subscribers in Israel with an estimated market share of 34.7%. Our closest competitors have estimated market shares of 31.6% and 29.7%, respectively. In the year ended December 31,

2008, we generated revenues of NIS 6,417 million ($1,688 million), EBITDA of NIS 2,406  million ($633 million), and operating income of NIS 1,684  million ($443 million).  See note 2 to the table in “Item 3. Key Information – A. Selected Financial Data” for a definition of EBITDA.

We offer a broad range of cellular services through our cellular networks covering substantially all of the populated territory of Israel.  These services include basic and advanced cellular telephone services, text and multimedia messaging services and advanced cellular content and data services.  We also offer international roaming services in 174 countries as of December 31, 2008. We offer our subscribers a wide selection of handsets from various leading global manufacturers, as well as extended warranty and repair and replacement services.  We also offer landline transmission and data services to business customers and telecommunications operators and, since July 2006, we offer landline telephony services to selected businesses, using our advanced inland fiber-optic infrastructure.

The following table presents our number of subscribers and revenues for each of the last five years:

	Year Ended December 31,
	2004	2005	2006	2007	2008

Subscribers (end of period) (in thousands)(1)	2,450	2,603	2,884	3,073	3,187
Revenues (in NIS millions)	5,600	5,114	5,622	6,050	6,417

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

The Telecommunications Industry in Israel

The following table sets forth selected macro statistics about Israel at and for the year ended December 31, 2008:

Population (millions, at end of year)	7. 4
GDP ($ billions)	200
GDP per capita ($ 000)	27.3
Exports of goods & services ($ billions)	80.4
CPI change	3.8%
Long-term local currency sovereign credit rating by S&P	A(Stable)
Unemployment rate (yearly average)	6.1%

Source:  Central Bureau of Statistics 2008 and Ministry of Finance of Israel, 2008.

The size of Israeli telecommunications services revenues in 2007 was approximately NIS 28 billion and telecommunications spending was approximately 4.2% of GDP, higher than in developed economies such as the European Union and the United States.  Telecommunications services consist of several segments, which, except for landline services, are highly competitive.  We estimate that, of the total telecommunications services revenues in 2007, approximately 55% was comprised of cellular services, approximately 25% was local landline voice and Internet access services, approximately 6% was international voice services, approximately 12% was multichannel television services, and approximately 2% was Network Termination Point.

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

The Israeli cellular market is highly penetrated.  The market reached an estimated penetration rate (the ratio of cellular subscribers to the Israeli population) at December 31, 2008, of approximately 125%, representing approximately 9.2 million cellular subscribers.

The following table sets forth the growth in the total number of cellular subscribers in Israel and the penetration rate over the last five years:

	December 31,
	2004	2005	2006	2007	2008

Total subscribers (millions)	7.2	7.8	8.4	9.0	9.2
Cellular penetration (%)	105	112	118	124	125

Source: Reported by Cellcom, Partner and Pelephone (Pelephone's most updated report dates 3rd quarter 2008).  Cellcom estimates for MIRS as MIRS does not disclose operating information.

There are currently four cellular operators in Israel: Cellcom, Partner, Pelephone, and MIRS.  We estimate that the distribution of cellular subscribers among these operators as of December 31, 2008 was: Cellcom 34.7%, Partner 31.6%, Pelephone 29.7% and MIRS 4.0%.  Subscriber data are based on public information (Pelephone's data is updated to 3rd quarter 2008) except for MIRS, which is based on our estimate.  However, there is no uniform method of counting subscribers.

We are controlled by DIC, a subsidiary of IDB, and started operations at the end of 1994.  Partner is majority-owned by Hutchinson Whampoa Ltd. and started operations in 1998.  Pelephone is a wholly-owned subsidiary of Bezeq and started operations in 1986.  The major controlling shareholder of Bezeq following its privatization in 2005 is a consortium comprised of Saban Capital Group (controlled by the media entrepreneur Haim Saban), Apax Partners (the international private equity firm) and Arkin Communications (controlled by the Israeli businessman Mori Arkin).  MIRS, wholly owned by Motorola, had its license upgraded from push-to-talk to a cellular license in February 2001.

The following listing sets forth the key milestones in the history of the Israeli cellular services:

1986	Bezeq and Motorola create a joint venture called “Pelephone”, which becomes Israel's first cellular operator. Pelephone launches N-AMPS services
1994	Cellcom awarded a license and launches TDMA services
1997	Cellcom introduces first pre-paid plan to the market
1998	Partner awarded a license and launches GSM services
1998	Pelephone launches CDMA services
2001	Ministry of Communications allocates additional 2G and 3G cellular frequencies for existing cellular operators and for the licensing of a new operator
2001	MIRS becomes Israel's fourth cellular operator with iDEN services
2002	Cellcom launches GSM/GPRS services
2003	Cellcom launches EDGE services
2004	Partner launches UMTS services Pelephone launches EVDO services
2006	Cellcom launches full scale UMTS/HSDPA services
2007	Partner launches HSDPA services
2008	Cellcom launches HSPUA services;
2009	Pelephone launches UMTS/HSPA services

Key characteristics of the Israeli cellular services market

The following paragraphs describe the key characteristics of the Israeli cellular services market:

High cellular telephone penetration.  The estimated penetration rate in Israel as of December 31, 2008 was 125%.  Penetration rate is calculated by dividing the total number of subscribers by the Israeli population.  The Israeli population does not include foreign workers and Palestinian subscribers who are included in the number of subscribers.  The number of subscribers may also include subscribers to more than one network including those in the process of switching networks.  As a result, the effective penetration rate after adjustment for these factors is likely to be lower than 125%.

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

High cellular voice usage.  The average cellular voice usage per subscriber in Israel is well over 300 minutes per month, which is higher than the average cellular voice usage per subscriber in most developed economies.

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

Different cellular technologies.  We use TDMA, GSM/GPRS/EDGE and UMTS/HSPA networks.  Partner uses GSM/GPRS and UMTS/HSDPA networks.  Pelephone uses CDMA, CDMA1x and EVDO networks and a recently launched UMTS/HSPA network.  MIRS uses an iDEN network.

High potential for value-added services.  The contribution of non-voice revenues to total revenues in the Israeli cellular market is below the level of developed markets such as the European Union. This characteristic is attributable in part to the low voice tariffs in Israel compared to the tariffs in other markets, which has the effect of keeping text messaging usage low and in part, due to late launch of advanced added value services in Israel. We believe that there is potential for narrowing this gap by increasing marketing efforts of new content services and the growth in our existing 3G subscriber base.  Moreover, the percentage of post-paid subscribers is relatively high when compared to developed economies, which we believe facilitates the acceptance of value-added services.

Calling party pays.  In Israel, as in all western European countries, the party originating the call pays for the airtime.  Cellular telephone network operators do not charge subscribers for calls received on their handsets, except while roaming abroad.

Low annual churn rates.  The average annual churn rate in Israel was approximately 18-19% in 2008, which is lower than the churn rates in developed economies This churn rate embodies a slight increase in churn rate attributed to the implementation of number portability in December 2007.

Landline Services

Voice Services

Bezeq operates approximately 2.65 million lines and provides local services.  The second largest competitor in landline telephony services is HOT Telecom, or HOT, a provider of cable TV services, which started landline operations in late 2003. HOT’s network has been upgraded to offer Internet, data and voice services.

In recent years, Bezeq has experienced a significant drop in its traffic volume.  Bezeq is a monopoly and thus subject to enhanced regulatory scrutiny, including supervision of tariffs.

There are three players that have entered this market in 2006, including us. Partner entered this market in 2007, bringing to a total of six players. Bezeq International (a wholly-owned subsidiary of Bezeq) has recently received a VOB license as well.

Broadband and Internet services

Israeli broadband services are characterized by high growth and high penetration levels.  The Ministry of Communications estimates that at the end of 2007, there were 1.58 million subscribers, and the household penetration rate was 59.3%. Also, approximately 99% of Bezeq’s lines enable broadband services.

The dominant landline broadband access technologies are ADSL and cable.  ADSL services were launched by Bezeq in 2000 and currently represent a 65% share of broadband connections.  Cable modems, which account for the rest of the market, have been available since 2002. We offer similar services using cellular modem and router as well as data communication services over broadband.

Transmission and landline data services are provided by Bezeq, HOT, Partner (who acquired Med-1's operation in 2006) and us.  These services are provided to business customers and to telecommunications operators.

Internet access is currently provided by three major Internet service providers, or ISPs:  NetVision 013 Barak, or Netvision, (an indirect subsidiary of IDB), Bezeq International, Smile - Internet Gold  (a subsidiary of Internet Gold ), and some other niche players.  All these major providers are also suppliers of international voice services. In addition, Partner entered this market in December 2008.

International voice services

International voice services in Israel have been open for competition since December 1996.  Until then, Bezeq International, was the only supplier of such services.  There are currently four players in this market. The three major players are: Bezeq International, Netvision and Internet Gold Smile. The fourth player is Xfone Communications.  Today there is no single dominant player in this market, and competition is very intense.

Multichannel television

The multichannel pay-TV market is also highly penetrated with levels above those of most developed economies.  Multichannel pay-TV services are provided by HOT and by YES, a subsidiary of Bezeq. Regulatory change allowing digital terrestrial television broadcasting, expected to be implemented in 2009, may attract additional players into this market.

Competitive Strengths

We believe that the following competitive strengths will enable us to maintain and enhance our position as the leading provider of cellular communications services in Israel:

•
Combination of leading market position and strong operational momentum. In 2008, we maintained our market-leading position, as reflected in our subscriber base, revenues from services, cost efficiencies, EBITDA and EBITDA margin growth, leveraging a series of brand, customer service and content initiatives, as well as cost efficiencies initiatives regarding essential operational processes within our company.

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

•	Transmission infrastructure and landline services. We have an advanced fiber-optic transmission infrastructure that consists of approximately 1,430 kilometers of inland fiber-optic cable, which, together with our complementary microwave-based infrastructure, connects the majority of our cell sites and provides for substantially all of our backhaul services.  Our transmission infrastructure significantly reduces our operational reliance on Bezeq, the incumbent landline operator in Israel, while also saving us substantial infrastructure-leasing cash costs. As our transmission network has transmission and data capacity in excess of our own backhaul needs, and covers the majority of Israel’s business centers and parks, we offer transmission and data services to business customers and telecommunications providers. In addition, since July 2006, following the receipt of a landline transmission, data and telephony services license, we offer landline telephony services to selected businesses and as of February 2008, we offer additional advanced landline services to selected landline business customers, through our newly acquired NGN system.

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

•
Strong management team.  Since DIC acquired control of us in September 2005, we have put in place a team of seasoned managers with significant experience and solid track records in previous managerial positions.  Our Chairman, Mr. Ami Erel, is a veteran of the Israeli communications market and previously served as the chief executive officer of Bezeq.  Our chief executive officer, Mr. Amos Shapira, has been chief executive officer of Kimberly-Clark’s Israeli subsidiary and of El Al Airlines, where he was credited with its successful restructuring and improvements in customer service.  Our chief financial officer, Mr. Tal Raz, has extensive experience in the Israeli cellular market, as he was involved in the formation of one of our main competitors, Partner, and served as a member of its board of directors.  Our VP Marketing, Mr. Adi Cohen had been marketing manager of Shufersal, Israel's largest retail chain, and previously, Partner's marketing manager. Under the leadership of Messrs. Erel, Shapira, Raz and Cohen, we have demonstrated significant improvements in our operating results and believe that we are well positioned to continue this trend and to execute our business strategy.

•
Strong cash flow generation. We have a proven track record of strong financial performance and profitability with cash operating margins. As a result, we have been able to invest in our business and deploy advanced network technology so that we can offer advanced services and applications, as well as distribute dividends to our shareholders.

Business Strategy

Our goal is to strengthen our position as the leading cellular provider in Israel.  The principal elements of our business strategy are:

•
Maximize customer satisfaction, retention and growth.  Our growth strategy is focused on retaining our subscribers and expanding the selection of services and products we offer to our subscribers in order to enhance customer satisfaction and increase average revenues per user.  We strive to be proactive at every service interaction with our customers, to offer a service which is as clear, simple and methodical as possible and to continually improve and enhance the flexibility of our customer service. In addition to providing quality customer service, we also strive to retain our subscribers and attract new subscribers by offering them advanced handsets, handset upgrades, attractive calling plans and value-added services. In 2006, we introduced a “churn lab” that identifies subscribers at high risk of churn and seeks to preemptively approach them with tailored solutions to maintain their satisfaction with our services.

•
Grow and develop our Internet, content and data services.  The usage of cellular content and data services in Israel is currently relatively low compared to western European countries, attributed to Israel launching 3G services two years after its European peers. The usage of our Internet, content and data services are relatively low in comparison to our competitors since we launched our third generation content and data services 18 months after our competitors and we believe that we have significant growth potential in this field.  As of December 31, 2008 approximately 731,000 of our subscribers are 3G subscribers, mostly post paid .We intend to continue to invest in the improvement and upgrade of our high speed UMTS/HSPA network, mainly to enhance its capacity and increase its speed, in order to permit higher-quality and higher-speed multimedia content transmission.

We also plan to utilize our momentum in the arena of Israeli music content to expand our content and data services, products and capabilities through in-house expertise and strategic relationships with leading cellular content providers, with special emphasis on original Israeli culture and music content and usage enhancing content and applications in the cellular and complementary media. In 2008 we have continued to invest in “Cellcom Volume”, our music-related initiative (featuring, among other things, our cellular music portal), due to its contribution to our revenues, brand identity and popularity amongst users in general and youth in particular. We also launched data-enhancing products, including a cellular modem and a cellular router allowing both Internet and cellular communications for landline phones in addition to our cellular communication, thus providing a complete communication solution for our small business costumers and as of February 2009, for the private consumer sector as well.

•
Further develop and strengthen the Cellcom brand.  External market surveys that we have commissioned indicate that brand recognition is an important factor in subscriber selection of, and loyalty to, a cellular operator.  Due to our extensive efforts in the past few years, we believe that we have established the Cellcom brand as one of the most recognized and respected consumer brands in Israel.  We plan to continually enhance our brand through maintaining our high network quality, the provision of innovative products and services, quality customer service and investments in advertising and promotional campaigns.  We believe these enhancements are key to maintaining our competitive advantage, differentiating our services from those of our competitors and establishing and maintaining a successful relationship with our subscribers.

•
Optimize our cost structure.  We intend to continue our efforts to control costs so that we can improve profitability while also improving the quality of our services.  In addition, having already built our own fiber-optic and microwave infrastructure reduces our operating costs, as our network maintenance costs and microwave spectrum fees are lower than the lease costs to rent backhaul capacity from Bezeq. In 2008 we continued our focus on cost efficiencies and identifying further opportunities to manage our costs without reducing the quality of our service, such as changing handsets repair and car phone installation processes.

•
Capitalize on our existing infrastructure to selectively provide landline telephony services.  Our over 1,400 kilometer inland fiber-optic network and our microwave infrastructure provide us with the ability to offer cost-efficient landline telecommunications solutions.  We hold a license to operate a landline service in Israel and, since July 2006, we offer our landline telephony service to selected businesses. As of February 2008, we offer additional value added landline services to selected businesses, through our NGN system, such as toll free number dialing, call forward and fax to mail, which will enable us to penetrate the residential sector as well, should we choose to do so.

Services and Products

As of December 31, 2008, we provide cellular communications services to approximately 3.187 million subscribers, including basic cellular telephony services and value-added services as well as handset sales. We regularly evaluate , including through discussions with potential partners, ways to add additional communications and other services to our portfolio. Not all services are supported by all handsets or by all of our networks. In addition, we offer transmission and data services to business customers and telecommunications operators. Since July 2006, we have offered our landline telephony service to selected businesses.

We offer our cellular subscribers a variety of calling plans, designed to adapt to their particular characteristics and changing needs.  We adapt our calling plans for the different types of usage – personal or business – and the number of users associated with the subscriber.  For example, we offer discounted rates on the weekend for soldiers, Israeli music services to youth and discounted rates on calls among members of immediate families.  We offer two methods of payment: pre-paid and post-paid.  Pre-paid services are offered to subscribers who pay for our services prior to obtaining them, usually by purchasing our “Talkman” pre-paid cards or “virtual” Talkman cards.  Post-paid services are offered to subscribers who are willing to pay for our services through banking and credit arrangements, such as credit cards and direct debits.  Some of our post-paid subscribers are not under a commitment to purchase our services for a predefined period and some do not pay a monthly fee.

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

•
We also offer both an outbound roaming service to our subscribers when traveling outside of Israel and an inbound roaming to visitors to Israel who can “roam” into our network.  Roaming allows cellular subscribers, while using their own cell phone number (and handset, in most cases) and being billed by their provider, to place and receive calls and text messages while in the coverage area of a network to which they do not subscribe.  Where available, subscribers can also benefit from other cellular services such as advanced data and content services.  As of December 31, 2008, we had commercial roaming relationships with 520 operators in 174 countries based on the standard agreements of the GSM organization (an umbrella organization in which all the cellular operators operating with GSM technology are members).  This enables our subscribers to enjoy our services in almost the entire world.  Most of our GSM subscribers who use these roaming services abroad can use their own handset and others can borrow or rent, depending upon the period of time, a suitable handset from us.  In addition, as of December 31, 2008, we had 3G roaming arrangements with 124 of these operators, enabling our 3G roamers to participate in video calls and use high-speed data, video and audio content services in 55 countries.

Value-added services

•
In addition to basic cellular telephony services, we offer many value-added services.  Value-added services are important to our business as they enable us to differentiate ourselves from our competitors, strengthen our brand and increase subscriber usage, ARPU and subscriber satisfaction.  We offer those services that we believe are likely to be popular with subscribers and benefit our business.  Some of the value-added services that we offer are available only to subscribers who have supporting handset models and some are offered only to business subscribers.  The principal advanced value-added services that we currently offer, some of which are exclusive to us, are:

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

Video calls.  This service enables our 3G users, using 3G handsets, to communicate with each other through video applications.

Zone services.  This service provides discounts on airtime for calls initiated from a specific location, such as a university campus.  Our network identifies the location from which the call is initiated in order to apply the discounted rate on the call.

Location-based services.  We offer a number of location-based services. For example: “Cellcom Navigator” is a service provided through a third party that enables our subscribers to receive real-time travel directions, that take account of the traffic condition and visual data regarding their position using global positioning system, or GPS, technology.

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

Data services - We offer our subscribers a variety of channels to facilitate their access to data services, including handsets (in supporting models), cellular modems and cellular routers. Usage of our cellular modem services increased substantially in 2008, following our marketing initiatives including an "unlimited surfing package". The cellular router enables the use of landline communication devices such as phones, faxes and computers, over the cellular network, in addition to our cellular communications services, thus providing a complete communication solution for small businesses and as of February 2009, for the private consumer sector as well.

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

Handsets

We sell a wide selection of handsets designed to meet individual preferences.  Prices of handsets vary based on handset features, calling plans and special promotions. In most cases, handsets are to be paid in 36 monthly installments. We offer a variety of handsets from world-leading brands such as Nokia, Motorola, Sony-Ericsson Samsung, LG and RIM.  The handset models we sell offer Hebrew language displays in addition to English, Arabic and Russian (in most of the models). We are also required to provide cellular phone services to subscribers who did not purchase their handsets from us, provided that the handset model has been approved for use by the Ministry of Communications.  We offer our subscribers an extended handset warranty for their handsets as well as repair and replacement services in approximately 30 walk-in centers. See also "Customer Care" below.

Landline services

In addition to our cellular services, we provide landline telephony, transmission and data services, using our approximately 1,430 kilometers of inland fiber-optic infrastructure and complementary microwave links.  We have offered transmission and data services since 2001. We received a license to offer landline telephone service in April 2006 and, since July 2006, have been offering this service to selected businesses. Through our newly acquired NGN system, we are the first landline operator in Israel to provide advanced, voice and data services, to selected business customers, as of February 2008. Revenues from these services increased significantly in 2008 and we consider landline telephone services to be a substantial growth opportunity. The Ministry of Communications' recent adoption of the recommendation of a public committee regarding unbundling of Bezeq's network, may facilitate our growth in this market but also the entry of additional competitors. See “Item 4. Information on the Company – B. Business Overview – Competition.”

Network and Technology

General

Our network has developed over the years since we commenced our operations in 1994 and we now have dual cellular and landline capabilities.

Our “third generation” UMTS/HSPA, or high-speed downlink packet data access, technology, offers full interactive multimedia capabilities with current data rates of up to 2.8Mbps on the downlink path and up to 1.4 Mbps on the uplink path. We were the first operator in Israel to offer data transfer in the uplink path at such high speed. During 2009 we intend to further increase the downlink path speed up to 7.2Mbps in selected urban areas. This network, considered to be a “3/3.5G” technology, is a network that uses the same core as our GSM/GPRS/EDGE network. Our UMTS/HSPA network covers substantially all of the populated territory in Israel. Moreover, our UMTS/HSPA network supports new types of services that require higher throughput and lower delay, such as video conferencing.

Our “second generation” GSM/GPRS/EDGE 1800MHz network allows for voice calls, data transmission and multimedia services, like video streaming and video live (using the EDGE technology), although at slower speeds than our UMTS/HSPA network.  Our

GSM/GPRS/EDGE technology is an advanced second-generation technology and considered to be a “2.75G” technology.  It enables us to deliver multimedia and services at speed rates that are higher than the rates offered through regular “second generation” digital cellular technology.  Packet data rates vary from 50 Kbps to 200 Kbps, depending mainly on handset capabilities.  In addition, in the case of coverage gaps and for services supported by our GSM/GPRS/EDGE technology, the network provides an adequate fallback and capacity relief for our UMTS/HSPA network by means of smart features and network load sharing.  Approximately 99% of our traffic uses our GSM/GPRS/EDGE and UMTS/HSPA networks, with substantially all of that traffic using the GSM/GPRS/EDGE network.

We also have a separate network using our initial TDMA 850MHz wireless technology, which is widely used as a “second generation” technology in North and South America.  Approximately 1% of our traffic uses this network.  This technology supports voice calls and low rate data services known as CSD (circuit switch data) and CDPD (cellular digital packet data). Our TDMA network, which is based on Nortel technology, is maintained and operated by our engineers and technicians.  Operating costs for this network are low and we expect that it will not require additional capital expenditures.

Our transmission network is comprised of approximately 1,430 kilometers of inland advanced fiber-optic cables that, together with our microwave infrastructure, enable us to provide our customers with telephony and high speed and high quality transmission and data services.  Our transmission network is strategically deployed in order to cover the major portion of Israel’s business parks and permits us to provide our own backhaul services while reducing our need to lease capacity from Bezeq, the incumbent landline operator in Israel.  Our NGN system by Nokia Siemens, allows the provision of advanced voice and data services to our landline customers.

Infrastructure

We have built an extensive, durable and advanced cellular network system, enabling us to offer high-quality services to substantially the entire Israeli populated territory. Since maintaining a high-quality network is a basic element in our business strategy, we seek to satisfy quality standards that are important to our subscribers, such as high voice quality, high data rate packet sessions, low “blocked call” rate (calls that fail because access to the network is not possible due to insufficient network resources), low “dropped call” rate (calls that are involuntarily terminated) and deep indoor coverage. As a result, we have made substantial capital expenditures and expect to continue to make capital expenditures on our network system. As of December 31, 2008, we had invested an aggregate of NIS 7.824 billion ($2.058 billion) on our network infrastructure since our inception in 1994.

We cover substantially all of the populated areas of Israel with both our UMTS/HSPA network and our GSM/GPRS/EDGE network.  Our UMTS/HSPA network is mostly co-located with our GSM/GPRS/EDGE network.  The suppliers of our UMTS/HSPA network are Ericsson Israel (for the 3G radio access network) and Nokia (for our core network). The supplier of our GSM/GPRS/EDGE network is Nokia. Ericsson and Nokia, each with respect to the network supplied by it to us, provide us with maintenance services.

We are currently selectively enhancing and expanding both our UMTS/HSPA network and our GSM/GPRS/EDGE network, primarily in urban areas, by adding infrastructure to improve outdoor and indoor coverage.

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

Spectrum allocation

Spectrum availability in Israel is limited and is allocated by the Ministry of Communications through a licensing process.  We have been allocated 2x10 MHz in the 850 MHz frequency band used by our TDMA network and since 2008, 2x5 MHz of which are used by our UMTS/HSPA 850 MHz base stations, deployed for coverage improvement evaluation (we are also considering its extension to additional areas), and 2x17 MHz in the 1800 MHz frequency band used by our GSM/GPRS/EDGE network.  In addition, the Ministry of Communications awarded us 2 x 10 MHz and 1 x 5 MHz in the 1900 - 2200 MHz frequency band for our UMTS third generation FDD and TDD spectrums, respectively.  In December 2008, we returned the TDD spectrum to the Ministry of Communications, after not being able to use that spectrum since it was awarded to us in 2001, due to unavailability of  supporting equipment. We believe that our available spectrum is sufficient for our needs.

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

Our optical transmission network is deployed from Nahariya in the north to Beer Sheva in the south and Afula and Jerusalem in the east, consisting of approximately 1,430 kilometers.  The fiber-optic network reaches most of the business parks in the country and is monitored by a fault-management system that performs real-time monitoring in order to enable us to provide our subscribers with high quality service.  In order to efficiently complete our transmission network’s coverage to substantially the entire country, we use a microwave network as a complementary solution in those areas that are not served by our fiber-optic network.  As of December 31, 2008, we had deployed approximately 2,400 microwave links to both our cell sites and subscribers.

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

We use ERP solutions by SAP. We use a data warehouse based on an Oracle data base system and various data mining tools, ETL by Informatica and reports generated by Cognos. The data warehouse contains data on our subscribers’ usage and allows for various analytical segmentation of the data.

Sales and Marketing

Sales

As part of our strategy to fully penetrate every part of the Israeli market, we are committed to making the purchase of our services as easy and as accessible as possible.  We offer calling plans, value-added services, handsets, accessories and related services through a broad network of direct and indirect sales personnel. We pay our independent dealers commissions on sales, while our direct, employee sales personnel receive base salaries plus performance-based incentives. We focus on subscriber needs and conduct extensive market surveys in order to identify subscribers’ preferences and trends.  Based on these findings, we design special calling plans and promotional campaigns aimed at attracting new subscribers and enhancing our ability to provide new services to existing subscribers.   From time to time, we offer our subscribers rebates and other benefits for handset purchases. See “Item 3 – Key Information – D. Risk Factors – Risks Related to our Business – We may be subject to increased regulation in respect of handset sales" for a possible change in that respect. Our distribution and sales efforts for subscribers are conducted primarily through four channels:

Points of sale.  We distribute our products and services through a broad network of physical points of sale providing us with nationwide coverage of our existing and potential subscriber base.

We operate directly, using our sales force and service personnel, in approximately 30 physical points of sale and service, mostly located in shopping centers and other frequently visited locations to provide our subscribers with easy and convenient access to our products and services.  We record approximately 230,000 subscriber applications per month in our direct points of sale and service.

We also distribute our products and services indirectly through a chain of dozens of dealers who operate in approximately 140 points of sale throughout Israel. Our dealers are compensated for each sale based on qualitative and quantitative measures. We closely monitor the quality of service provided to our subscribers by our dealers. In our efforts to penetrate certain sectors of our potential subscriber base, we select dealers with proven expertise in marketing to such sectors.

Telephonic sales.  Telephonic sales efforts target existing and potential subscribers who are interested in buying or upgrading handsets and services.  Our sales representatives (both in-house and outsourced) offer our customers a variety of products and services, both in proactive and reactive interactions.

Door-to-door sales.  The door-to-door sales team is comprised of approximately 200 dealers’ sales representatives, as of December 31, 2008. All the members of our door-to-door sales team go through extensive training by us prior to commencing their work.  We target the door-to-door subscribers based on market surveys that we regularly conduct and database analysis. All information derived from our market surveys is uploaded into a database. Once a potential customer is identified, we contact the potential customer and schedule a meeting with a member of our door-to-door sales team.

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

In recruiting new subscribers, we are focused on current and potential high value customers, such as students, and subscribers who influence family and business purchasing decisions, such as teenagers and senior executives.  We leverage our extensive interactions with our customers, which we estimate to be approximately 700,000 unique customer applications per month, to provide the requested services and also to cross- and up-sell products and services according to customer needs and usage trends, mostly by using advanced CRM models, to increase customer satisfaction, loyalty and revenues.  In addition, we offer loyalty rewards, such as video subscriptions and tickets to concerts, performances and movies, from time to time.

We regularly advertise in all forms of media, in promotional campaigns and in the sponsorship of major entertainment events.  For example, through our music-related “Cellcom Volume” marketing initiative, we promote the sale of music-related services through our cellular music portal, we promote both Israeli music and local musicians as well as support youth music centers aimed at enabling underprivileged youth to discover and develop their musical talents. See also "Giving Back to the Community and Protecting the Environment" below. Our marketing and branding campaign has been very successful and highly acclaimed among the Israeli public, and our “Cellcom Volume” initiative in particular has provided us with a high visibility association with music content services.

We believe that our strong brand recognition gives us the high level of market exposure required to help us achieve our business objectives.

Customer Care

Our customer service unit is our main channel for preserving the long-term relationship with our subscribers.  We focus on customer retention through the provision of quality service and customer care.  In order to achieve this goal, we systematically monitor and analyze our subscribers’ preferences, characteristics and trends by developing and analyzing sophisticated databases.  We then adopt services that are aimed to respond to subscribers’ needs and preferences.  In addition, subscribers are encouraged to subscribe to additional value-added services, such as cellular Internet and content services, in order to enhance customer satisfaction and increase ARPU.  We continually strive to improve our service to our customers. Our customer care representatives receive extensive training before they begin providing service and thereafter regularly undergo training and review of their performance. We continuously invest in improving our training process. We provide our customer care representatives with a continually updated database, thus shortening the interaction time required to satisfy the customer’s needs and preventing human errors. We constantly review our performance by conducting surveys among our subscribers in order to ensure their satisfaction with our services and to improve them as necessary.

In order to better respond to subscribers’ needs in the most efficient manner, our customer support and service network offers several channels for our subscribers:

Call centers.  In order to provide quick and efficient responses to the different needs of our various subscribers, our call-center services are divided into several sub-centers: general services; finance; network; international roaming; and data transfer.  The call center services are provided in four languages: Hebrew, Arabic, English and Russian.  We regularly monitor the performance of our call centers.  We currently operate call centers in seven locations throughout Israel, two of which are outsourced.  On average, we respond to 1 million calls every month.  During peak hours our call centers have the capability to respond to 800 customer calls simultaneously.

Walk-in centers.  As of December 31, 2008, we operate approximately 30 service and sales centers, covering almost all the populated areas of Israel.  These centers provide a walk-in contact channel and offer the entire spectrum of services that we provide to our subscribers and potential subscribers, including handsets and accessories, sales upgrades, maintenance and other services, such as finance, calling-plan changes and subscriptions to new services.  These stores are mostly located in central locations, such as popular shopping malls.  Our walk-in centers also provide our subscribers with repair services, performed by highly skilled technicians. In 2008 we implemented several efficiency measures to our repair services process, aimed at improving its quality and reducing its costs, primarily given the higher costs of repairing 3G handsets which are more complex and expensive. Consequently, as of December 31, 2008, approximately half of our centers were converted to offer a 48 hours repair service, while our other centers offer onsite express repair services where the subscriber deposits a handset with our repair lab and receives the repaired handset, on average, within one hour. We are reviewing the results of these measures and may convert other centers to offer a 48 hours repair service during 2009. Our subscribers may borrow a substitute handset, free of charge, in order to continue to enjoy our cellular phone services as their handset is being repaired.

Self-services.  We provide our subscribers and potential subscribers with various self-service channels, such as interactive voice response, or IVR, web-based services and service using SMS.  These channels provide general and specific information, including calling plans, account balance, billing-related information and roaming tariffs.  They also provide subscribers information regarding trouble shooting and handset-operation, and enable subscribers to activate and deactivate services and to download content. Furthermore, in February 2009 we launched our new and improved website, which includes four "zones": Shop - a virtual shop allowing easy purchase of various products and services; Offers - specials offers, discounts, loyalty rewords etc.; Service - information on our various services, products, the monthly statement etc.; Content - our content services, including music, games, video clips etc. Our new website further features three additional designated websites: a site in Arabic, a site in Russian and a site for our business customers.

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

Our business sales force and back office personnel also provide customer care to our business customers.  We offer our business customers repair services by a dispatch service collecting and returning the repaired handset within 48 hours, during which time, the customer is provided with a substitute handset, free of charge.

All of our service channels are monitored and analyzed regularly in order to assure the quality of our services and to identify areas where we can improve.

Be’eri Printers provides our printing supplies and invoices as well as the distribution, packaging and delivery of invoices and other mail to the postal service distribution centers.  We entered into an agreement with Be’eri Printers - Limited Partnership and with Be’eri Technologies (1977) Ltd., or together Be’eri, for printing services in August 2003.  Under the terms of the agreement, we committed to purchase from Be’eri a minimum monthly quantity of production and distribution services which may be reduced if we modify our printed invoice delivery policy.  The agreement is valid until December 2010.

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

Our estimated market share based on number of subscribers was approximately 34.7% as of December 31, 2008.  To our knowledge, the market shares at such time of Partner, Pelephone (assuming no material changes in the fourth quarter, since Pelephone did not yet publish its year-end figures) and MIRS were estimated to be approximately 31.6%, 29.7%

and 4.0%, respectively.  Since MIRS does not publish data on its number of subscribers, estimates of its market share are based on surveys.

The competition in our market has further increased as a result of the implementation of number portability in December 2007, as it has removed a deterrent to switching providers. See also “Government Regulations – Number Portability” below. Competition may intensify even further upon the recent launch of Pelephone's UMTS/HSPA network and subject to the design and grant of an appropriate form of license by the regulator, MVNOs may enter into agreements with cellular providers and enter into the market.  We may also face competition in the future from other providers of voice and data communications, including service providers that may offer WiMAX, WiFi and/or VOB wireless high speed data access.

We believe that the principal competitive factors include general brand perception, perceived price, customer service and handset selection. In addition, content and other value-added services constitute a potential growth engine for increasing revenues from subscribers and are also an important factor in selecting a cellular provider.

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

•
offering attractive calling plans to subscribers, adapted to their needs and preferences (for instance, we were the first cellular operator to offer calling plans charged by one-second airtime charging unit, as opposed to the then customary 12-second airtime charging unit.

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

In August 2008, the Ministry of Communications adopted the majority of the recommendations published in March 2008 by a public committee appointed by the Ministry of Communications to review various issues in the Israeli communications market. The recommendations adopted include recommendations: to accelerate the procedures necessary to allow the entry of MVNOs and additional infrastructure based operators to the cellular market; to publish a WiMAX frequencies tender for cellular use; to examine interconnect fees and further revise them accordingly, during 2009; to negotiate a reduction of inbound and outbound roaming tariffs with the European Union and/or members of the European Union and/or countries frequently visited by Israelis; to regulate charges for mobile-originated international calls; and to prohibit a linkage between a cellular services transaction and a handset purchase transaction. Another recommendation concerns the unbundling of Bezeq's network to be followed by alleviating some of the restrictions with respect to offering integrated packages of services currently imposed on Bezeq and its subsidiaries. Also, in August 2008, the Israeli Government adopted resolutions in line with the recommendations concerning MVNO, roaming tariffs and interconnect fees, as well as a resolution directing the Ministry of Communication to examine ways to encourage the entry into the cellular market of additional operators, including by providing certain relieves and incentives.  The implementation of the recommendations adopted is expected to further increase competition in the market and could adversely influence our results of operations.

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

General

A significant part of our operations is regulated by the Israeli Communications Law, 1982, the regulations promulgated under the Communications Law and the provisions of our licenses, which were granted by the Israeli Ministry of Communications pursuant to the Communications Law.  We are required by law to have a general license in order to provide cellular communications services in Israel. The Ministry of Communications has broad supervisory powers in connection with the operations of license holders and is authorized, among other things, to impose financial penalties for violations of the Communications Law, the regulations and our licenses.

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

•
The license sets forth the general types of payments that we may collect from our subscribers, the general mechanisms for setting tariffs, limitations on raising tariffs (for non-business subscribers under obligation to purchase our services for a predefined period, during such period), and on the duration of a non-business subscriber's obligation to purchase our services, the reports that we must submit to the Ministry of Communications and the obligation to provide notice to our customers and the Ministry of Communications prior to changing tariffs.  The Ministry of Communications is authorized to intervene in setting tariffs in certain instances;

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

In the event that we violate the terms of our license, we may be subject to substantial penalties, including monetary sanctions.  In 2007, the Communications Law was amended  to include an increase in the financial sanctions that may be imposed on us by the Ministry of Communications for a breach of our licenses.  Following the increase, the maximum amount per violation that may be imposed is NIS 1.4 million plus 0.25% of our annual revenue for the preceding year. An additional sanction amounting to 2% of the original sanction may be imposed for each day that the violation continues. In addition, the Ministry of Communications may determine certain service-related terms in our license as “service terms”; the maximum monetary sanctions per violation of a “service term” shall be double the amount of any other monetary sanction set in our license for such a violation per each period of 30 days or portion thereof during which the violation continues.

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

In December 2007 this license was amended to include the provision of voice services over the internet broadband infrastructure of other operators (VOB), as well. This amendment will enable us to penetrate the residential sector as well, should we choose to do so (we are reviewing this possibility).

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

Cellular services in Judea and Samaria

The Israeli Civil Administration in Judea and Samaria granted us a non-exclusive license for the provision of cellular services to the Israeli-populated areas in Judea and Samaria.  This license is effective until December 31, 2009. The provisions of the general license described above, including as to its extension, generally apply to this license, subject to certain modifications.

Internet Service Provider license

In December 2001, we were granted a non-exclusive special internet services provider, or ISP license for the provision of internet access services. The license expires in 2013 but may be extended by the Ministry of Communications for successive periods of five years. The provisions regarding the transfer of our shares which are included in the special general license for the provision of landline communication services described above, generally apply to this license.

Tariff Supervision

Under the Israeli Communications Regulations (Telecommunications and Broadcasting) (Payment for Interconnecting), 2000, interconnect tariffs among landline operators, international call operators and cellular operators are subject to regulation and have been gradually decreased, as follows:

•
The maximum interconnect tariff payable by a landline operator or a cellular operator for the completion of a call on another cellular network was decreased as of March 1, 2006, to NIS 0.29 per minute; as of March 1, 2007, to NIS 0.26 per minute; and as of March 1, 2008 to NIS 0.22 per minute.

•
The maximum interconnect tariff payable by an international call operator for the completion of a call on a cellular network is NIS 0.25 per minute.  This tariff was reduced to NIS 0.22 per minute as of March 1, 2008.

•	The maximum interconnect tariff payable by a cellular operator for sending an SMS message to another cellular network was decreased as of March 2006, to NIS 0.025 per message.

 These above tariffs do not include value added tax and are updated in March of each year based on the change in the Israeli CPI published each January against the Israeli CPI published in January 2005 in accordance with the regulations.

In addition, following the Israeli Government resolutions adopted in August 2008, the Ministry of Communications is expected to examine interconnect fees and further revise them accordingly, during 2009.

The reduction of interconnect tariffs by the Ministry of Communications led to a decrease in our revenues and any additional reduction, if decided upon, is expected to have an additional adverse effect on our results of operations.

Under these regulations and our license, commencing January 1, 2009, our basic airtime charging units, including for interconnect purposes, was changed from twelve-second units to one-second units. Our general license also prevents us from offering our subscribers calling plans using airtime charging units other than the basic airtime charging unit.

In October 2008, the Ministry of Communications amended our license in a manner that obligates us, commencing December 31, 2008, to set a fixed tariff for non-business subscribers under obligation to purchase our services for a predefined period, during that period, thus limiting our ability to raise tariffs to such subscribers.

In  2008, the Consumer Protection Law was amended in a manner that obligates us, commencing January 2009, to terminate certain services (excluding voice services) we provide to our subscribers during a predefined period, at the end of that period, unless the price for the services to be provided after the end of the predefined period has been set in advance or we have received the subscriber’s affirmative consent to continue and provide these services.

In June 2007, the European Union adopted a resolution to reduce and regulate roaming tariffs.  In August 2008, the Israeli Government adopted a resolution to negotiate a reduction of inbound and outbound roaming tariffs with the European Union and/or members of the European Union or countries frequently visited by Israelis. In November 2008 the Ministry of Communications issued a supplemental request for information, following its request in 2007, requesting us to provide information in relation to our roaming services. The requests for information were made in order to evaluate the need for intervention in roaming tariffs.  If the Ministry of Communications decides to intervene in the pricing of roaming services, this could reduce the revenues we derive from our roaming services.

Following previous steps taken by the Ministry of Communications to promote additional end-user equipment sales-channels, the Ministry is also examining the possibility of limiting our ability to link between handset purchase and airtime credit granted to the purchasing subscriber.  See “Item 4. Information on the Company – B. Business Overview – Competition". If such restrictions are imposed, this may impair our ability to offer advanced handsets that include value-added features and services to our subscribers with airtime rebates which may result in lower revenues from value-added services and selling handsets.

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

Site licensing

We have experienced difficulties in obtaining some of the permits and consents required for the construction of cell sites, especially from local planning and building authorities.  The construction of a cell site without a building permit (or applicable exemption) constitutes a violation of the Planning and Building Law.  Violations of the Planning and Building Law are criminal in nature.  The Planning and Building Law contains enforcement provisions to ensure the removal of unlawful sites.  There have been instances in which we received demolition orders or in which we and certain of our directors, officers and employees faced criminal charges in connection with cell sites constructed without a permit.  In most of these cases, we were successful in preventing or delaying the demolition of these sites, through arrangements with the local municipalities or planning and building authorities for obtaining the permit, or in other cases, by relocating to alternate sites.  As of December 31, 2008, we were subject to 17 criminal and administrative legal proceedings alleging that some of our cell sites were built without a building permit.  As of the same date, a small portion of our cell sites operated without building permits or applicable exemptions Although we are in the process of seeking to obtain building permits or modify our cell sites in order to satisfy applicable exemptions for a portion of these sites, we may not be able to obtain or modify them and in several instances we may be required to relocate these sites to alternative locations or to demolish them without any suitable alternative.  In addition, we operate other cell sites in a manner which is not fully compatible with the building permits issued for them, although they are covered by permits from the Ministry of Environmental Protection in respect of their radiation level.  In some cases we will be required to relocate these cell sites to alternative locations, to reduce capacity coverage or to demolish them without any suitable alternative.

Based on advice received from our legal advisors and consistent with most Court rulings on the matter, we have not requested building permits under the Planning and Building Law for rooftop radio access devices. In May 2008, the Israeli Attorney General opined that the exemption does apply to cellular radio access devices but recommended that an inter-ministry committee be established to examine the appropriateness of future application of the exemption to cellular devices given the changed circumstances since the enactment of the exemption. The Attorney General further opined that the examination should be completed by the end of March 2009 and that failure to conclude the examination within a reasonable period may affect the legal assessment of the exemption as being reasonable. An inter-ministry committee was established but we understand that it has not yet provided its conclusions. However, notwithstanding the Attorney General's opinion, in May 2008 the District Court of Tel-Aviv-Jaffa, in its capacity as court of appeals,  ruled that our and other cellular operators’ devices do not meet the exemption’s requirements and therefore the exemption may not be relied upon by us and other cellular operators. We and other cellular operators appealed against this ruling to the Supreme Court.  The State notified the Supreme Court it concurs with our and another cellular operator’s appeals against the District Court ruling. The State requested that a third operator’s appeal be returned to the District Court for further deliberation on specific questions relating to the validity of the exemption in that case. Furthermore, in July 2008, a petition seeking to annul the Attorney General's opinion and apply the District Court ruling was filed with the Supreme Court by the Union of Local Authorities in Israel and certain local planning and building authorities. Both our appeal and the local authorities' petition are awaiting determination by the Supreme Court. Additionally, in November 2008, the District Court of Central Region, in its capacity as court of appeals, ruled that the exemption does not apply to radio access devices, if the rooftop on which those devices are located is at the same level as a place of residence or other building that is regularly frequented by people. Other appeals relating to the exemption are still under consideration in the District Court and other similar challenges, as well as other claims asserting that those cell sites and other facilities do not meet other legal requirements continue. Further, in July 2008, an amendment to the Israeli Communication Law proposing to annul the exemption passed the preliminary phase of enactment at the Israeli parliament.

Annulment of the exemption or limitation of its scope could adversely affect our network and network build-out, particularly given the objection of some local planning and building authorities to grant due permits where required, could have a negative impact on our ability to obtain environmental permits for these sites, could negatively affect the extent, quality, capacity and coverage of our network and our ability to continue to market our products and services effectively. This may have a material adverse effect on our results of operations and financial condition.

Radio access devices do receive the required permits from the Ministry of Environmental Protection. Since October 2007, the Commissioner of Environmental Radiation at the Ministry of Environmental Protection took the position that he will not grant and/or renew operating permits to radio access devices, where the local planning and building committee’s engineer objected to the Company's reliance upon this exemption for radio access devices. We believe that in taking this position, the Commissioner is acting beyond his powers

For reasons not related to radiation hazards, we have not received environmental permits for a small portion of our cell sites, primarily due to building and planning issues, such as objections by local planning and building committee's engineers to our reliance on the exemption from obtaining building permits for radio access devices.

Operating a cell site or a facility without the requisite permits could subject us and our officers and directors to criminal, administrative and civil liability. Should any of our officers or directors be found guilty of an offence, although this has not occurred to date, they may face monetary penalties and a term of imprisonment. In addition, our sites may be the subject of demolition orders and we may be required to relocate cell sites to less favorable locations or stop operation of cell sites. This could negatively affect the extent, quality and capacity of our network coverage and adversely affect our results of operations.

Several local planning and building authorities argue that Israeli cellular operators may not receive building permits in reliance on the current National Zoning Plan 36 (“the Plan”), for cell sites operating in frequencies not specifically detailed in the frequencies charts attached to the Plan. In a number of cases, these authorities have refused to provide a building permit for such new cell sites, arguing that the Plan does not apply to such cell sites and that building permits for such cell sites should be sought through other processes (which are longer and cumbersome), such as an application for an extraordinary usage or under existing local specific zoning plans.  Since June 2002, following the approval of the Plan, building permits for the Company's cell sites (where required) have been issued in reliance on the Plan. The current proposed draft amendment to the Plan covers all new cell sites requiring a building permit, independently of the frequencies in which they operate. Most of our cell sites and many cell sites operated by other operators, operate in frequencies not specifically detailed in the Plan. We believe that the Plan applies to all cell sites, whether or not they operate in specific frequencies, consistent with the practice developed since 2002 and intend to defend our position vigorously. However, we are currently unable to assess the chances of success of the above argument.

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

In addition, we construct and operate microwave sites as part of our transmission network. The various types of microwave sites receive permits from the Ministry of Environmental Protection in respect of their radiation level.  Based on advice received from our legal advisors, we believe that building permits are not required for the installation of these microwave facilities on rooftops. If courts determine that building permits are necessary for the installation of these sites, it could have a negative impact on our ability to obtain environmental permits for these sites and to deploy additional microwave sites and could hinder the extent, quality and capacity of our transmission network coverage and our ability to continue to market our landline services effectively.

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

Since January 2006, we have provided approximately 230 indemnification letters in order to receive building permits. In addition, prior to January 2006, we provided three undertakings to provide an indemnification letter to local planning and building committees.  Local planning and building committees have sought to join cellular operators, including us, as defendants in depreciation claims made against them even though indemnification letters were not provided.  We were joined as defendants in a small number of cases.  It is possible that the joining of cellular operators as defendants to similar claims will continue.  We expect that we will be required to continue to provide indemnification letters as the process of deploying our cell sites continues.  As a result of the requirement to provide indemnification letters, we may decide to construct new cell sites in alternative, less suitable locations, to reduce capacity coverage or not to construct them at all, should we determine that the risks associated with providing such indemnification letters outweigh the benefits derived from constructing such cell sites, which could impair the quality of our service in the affected areas.

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

These permits contain various conditions that regulate the construction or operating of cell sites, as the case may be.  Our cell sites routinely receive both construction and operating permits from the Commissioner within the applicable time frames. Some repeaters require specific permits and others require general permits from the Commissioner in respect of their radiation level, and we are required to ensure that each repeater functions within the parameters of its applicable general permit.

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

Pursuant to the Non-Ionizing Radiation Law, which has become effective, for the most part, on January 1, 2007, the construction and operation of cell sites and other facilities requires the prior approval of the Ministry of Environmental Protection.  The validity of a construction permit will be for a period not exceeding three months, unless otherwise extended by the Commissioner, and the validity of an operating permit will be for a period of five years and we are required to submit to the Commissioner annual reports regarding radiation surveys conducted on our cell sites. Permits that were issued under the Pharmacists

 Regulations were deemed, for the remainder of their term, as permits issued under the Non-Ionizing Radiation Law.  An applicant must first receive a construction permit from the Commissioner and only then may the applicant receive a building permit from the planning and building committee.  In order to receive an operating permit from the Commissioner, certain conditions must be met, such as presenting a building permit or an exemption. See “Site licensing“ above for additional details in regards to obtaining a building permit and/or relying on an exemption.

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

In July 2008, a petition was filed with the Supreme Court by certain environmental organizations against the Minister of Environmental Protection, the Minister of Communications and the cellular companies, including us, seeks remedies relating to the delayed enactment of the Non-Ionizing Radiation regulations, the last draft of which included additional restrictions in relation to the operation of cell sites and other facilities. In December 2008, the Minister of Environmental Protection signed the Non-Ionizing Radiation Regulations, which do not include the section setting the aforesaid restrictions (including maximum exposure levels to non ionizing radiation). This petition awaits consideration by the Supreme Court. If restrictions similar to those included in the draft are subsequently adopted, they will, among other things, limit our ability to construct new sites and renew operating permits for a number of our existing sites, especially in residential areas.

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

According to these procedures, in the event of equipment repair, SAR levels must be tested again and if they are not tested, the repairing entity is required to inform the customer that there may be changes in the SAR levels by affixing a label to the equipment.  The Ministry of Communications has appointed a consultant to create guidelines in that regard.  We and the other cellular operators have met with this consultant.  In August 2006, the consultant submitted his findings to the Ministry of Communications, but the Ministry of Communications has not yet issued any guidelines.  We have awaited the publication of these guidelines before implementing these requirements, but given the continued delay, are informing our customers that there may be changes in the SAR levels.

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

Royalties

Under the Communications Law, the Israeli Communications Regulations (Royalties), 2001, and the terms of our general license from the Ministry of Communications, in 2007 we were required to pay the State of Israel royalties equal to 2.5% of our revenues generated from telecommunications services, less payments transferred to other license holders for interconnect fees or roaming services, sale of handsets and losses from bad debt.  The rate of these royalties has decreased in recent years, from 4.5% in 2002, to 4% in 2003 to 3.5% in 2004 and 2005, to 3% in 2006, to 2.5% in 2007, to 2% in 2008, to 1.5% in 2009 and 1% in 2010 and thereafter. A public committee appointed by the Ministry of Communications to review various issues in the Israeli communications market published its recommendations in March 2008, including a recommendation that our obligation to pay royalties be annulled no later than 2012 (subject to Israeli corporate income tax reduction between 2008 and 2012).

Number Portability

As a result of an amendment to the Communications Law in March 2005, cellular and landline telephone operators were required to implement number portability by September 1, 2006.  Despite efforts to introduce the requisite technology and coordinate the transition to number portability by September 1, 2006, no cellular or landline operator had implemented number portability by that date. Number Portability was implemented in Israel in December 2, 2007. Number portability permits cellular and landline network subscribers in Israel to change network operators (from one cellular operator to another and from one landline operator to another) without having to change their telephone numbers. Number portability has further increased the competition in our market, as it removed a deterrent to switching providers; churn rates have slightly increased following implementation of number portability, in line with other countries’ experience following number portability implementation. We have maintained a positive net subscriber addition since the introduction of number portability and increased our subscribers market share. Number portability has become an integral part of our operation and accounts for less than 20% of our churn and for approximately 10% of our new sale transactions, and the balance continues to be traditional sale transactions.

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

 Frequency Fees

Frequency allocations for our cellular services are governed by the Wireless Telegraph Ordinance. We pay frequency fees to the State of Israel in accordance with the Israeli Wireless Telegraph Regulations (Licenses, Certificates and Fees), 1987.  We are currently in dispute with the Ministry of Communications over a sum of approximately NIS 71 . million (including interest and CPI linkage differences) as of December 31, 2008, in GSM and UMTS frequency fees.  For further information, see “Item 8 – Financial Information - Legal Proceedings.” Furthermore, in December 2008, we returned the TDD spectrum allocated to us in 2001, to the Ministry of Communications, after not being able to use that spectrum since it was awarded to us, due to unavailability of  supporting equipment.

Mobile Virtual Network Operator

A mobile virtual network operator, or MVNO, is a cellular operator that does not own its own spectrum and usually does not have its own radio network infrastructure.  Instead, MVNOs have business arrangements with existing cellular operators to use their infrastructure and network for the MVNO’s own customers. The introduction of the operation of MVNOs in the Israeli cellular market could increase competition, which may adversely affect our revenues.

In August 2007 and again in August 2008, the Israeli Government instructed the Ministry of Communications to take all measures necessary to allow any MVNO wishing to provide cellular services to the public using the network of a cellular operator to do so. The 2008 resolution instructs the Ministry of Communications to enact the necessary regulations by April 1, 2009. A proposed change to the Communication Law, in regards to MVNOs, was included in the Economic Policy bill for 2009, which awaits adoption by the Israeli Parliament.   In the event that an MVNO and the cellular operator will not have reached an agreement as to the provision of service by way of MVNO within six months from the date the MVNO has approached the cellular operator, and if the Ministry of Communications together with the Ministry of Commerce determine that the failure to reach agreement is due to unreasonable conditions imposed by the cellular operator, the Ministries may use their authority to provide instructions. Such instructions may include intervening in the terms of the agreement, including by setting the price of the service. We understand that, both Smile and Hot informed the Ministry of Communications in mid 2008 of their intention to request an MVNO license.

In January 2009, the Ministry of Communications published a hearing for an MVNO draft license and regulations' general principles. The hearing deals with MVNO's implementation pursuant to an agreement between the cellular operator and the MVNO and sets, among others, the conditions for receiving an MVNO license, including a restriction on a cellular operator to receive an MVNO license and the terms of the license. Licensing of an MVNO requires additional amendments to the Communication Law and regulations promulgated thereunder.

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

Contributing to the Community and Protecting the Environment

We and our employees have been making a contribution to the community since our inception and are proud to be among the leaders of community responsibility.

In 2008 we continued to contribute to the community with a specific focus on our "Cellcom Volume" initiative. In addition to promoting Israeli music and artists and providing our customers with Israeli music through a variety of musical content, we have contributed to the creation of "Cellcom Volume" youth centers in various locations throughout Israel, in which we provide young people resources related to music, including music classes, facilities to bands and choirs for rehearsals and recording studios. During 2008 we opened additional three such centers in Israel, as we believe music is a language which connects and bonds different people together. As of December 31, 2008, we had nine "Volume Centers" and three “mini Volume Centers” active throughout the country. Another "Volume Center" is currently under construction. Our employees volunteer regularly in these centers as well as with other community projects.

In addition to our contribution to the build-up and strengthening of the community, through activities such as our "Cellcom Volume" youth centers, we make financial donations to other worthy causes and entities. In August 2006, our Board of Directors determined that we will donate an amount equal to up to one percent of our annual net income. In 2008 we donated a total sum of approximately NIS 7 million, including our contribution to the community.

We are aware of the importance of environmental protection. Accordingly, while providing quality products and services to our subscribers, we seek to operate responsibly to continuously reduce negative impacts on the environment and the landscape, aiming at a better environmental performance than required by local law. We dedicate personnel, funds and technologies to improve our performance, strive to achieve an efficient deployment of infrastructure subject to the applicable standards, and cooperate with the local authorities. We constantly monitor our environmental performance and aim to reduce our ecological footprint, through activities such as recycling, reduction of pollutants' emissions and energy usage as well as activities aimed at allowing our subscribers to better protect the environment, such as collecting used batteries and sending subscribers their monthly bill for our services and other correspondence from us via e-mail in lieu of regular mail. In 2007 we prepared and published in Israel a public report on our environmental performance, also available on our website at www. cellcom.co.il.

C.          ORGANIZATIONAL STRUCTURE

The IDB Group

Our largest shareholder, DIC, is a majority-owned subsidiary of IDB Development Corporation Ltd., or IDB Development, which in turn is a majority-owned subsidiary of IDB Holding Corporation Ltd., or IDB, one of Israel’s largest business groups.  IDB, IDB Development and DIC are public Israeli companies traded on the Tel Aviv Stock Exchange.  See the footnote to the table under “Item 7.A – Major Shareholders” for information on the holdings in IDB.  We do not have any significant subsidiaries.

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

Service centers, points of sale and cell sites

As of December 31, 2008, we leased approximately 30 service centers, points of sale and other facilities, which are used for marketing, sales and customer service.  Lease agreements for our retail stores and service centers are generally for periods of two to three years, with extension options that vary by location.

In addition, we lease from various parties, including the ILA, municipalities and private entities sites for the establishment, maintenance and operation of cell sites for our cellular network.

The duration of these lease agreements varies and ranges, in most cases, from two to six years, with an option to extend the lease for successive similar periods.  The lease agreements also differ from each other in aspects such as payment terms and exit windows that enable us to terminate the agreement prior to its scheduled expiration.  In some of the agreements, the lessor is entitled to terminate the agreement at any time without cause, subject to prior notice.  Based on our past experience, we encounter difficulties in extending the term of approximately 6% of the lease agreements for cell sites, which at times results in our having to pay substantially higher rent in order to remain in the same locations or to find alternative sites.

Authorization agreement with land regulatory authorities

In October 2005, we entered into an authorization agreement with the ILA (which manages the lands of the Development Authority and the Jewish National Fund) that authorizes us to use lands managed by the ILA for the establishment and operation of cell sites.  The authorization agreement is effective for a term of five years commencing January 1, 2004.  We are currently negotiating the renewal of the agreement with the ILA, in light of the ILA's demand for increased consideration. Any delay in the renewal of the agreement may cause a delay in the construction of new cell sites on the lands managed by the ILA.

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

ITEM 4A.    UNRESOLVED STAFF COMMENTS

None.

ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following operating and financial review and prospects should be read in conjunction with “Item 3. Key Information – A- Selected Financial Data” and our consolidated financial statements and accompanying notes appearing elsewhere in this annual report. Our financial statements have been prepared in accordance with International Financial Reporting Standards and IFRS 1, or IFRS, which differ in certain respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.  Following our adoption of IFRS, as issued by the IASB, we are no longer required to reconcile our financial statements prepared in accordance with IFRS to U.S. GAAP.

In accordance with the instructions of the Israeli Accounting Standard No. 29, “Adoption of International Financial Reporting Standards (IFRS)”, which was published in July 2006, we have adopted IFRS as issued by the IASB, with effect from January 1, 2008, based upon the guidance in IFRS 1, "First-time adoption of IFRSs", and have prepared our financial statements according to IFRS. In accordance with IFRS 1, we have presented comparative financial statements as at and for the year ended December 31, 2007, prepared in accordance with IFRS. In addition, we have disclosed in note 31 to our financial statements as of December 31, 2008 included elsewhere in this annual report, the influence of the transition to IFRS (from financial statements prepared in accordance with Israeli GAAP) on our financial statements for the year ended December 31, 2007.

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

A. OPERATING RESULTS

Overview

General

We are the leading provider of cellular communications services in Israel in terms of number of subscribers, revenues, revenues from services, cost efficiencies, EBITDA and EBITDA margins as of December 31, 2008, providing services to approximately 3.187 million subscribers in Israel with an estimated market share of 34.7%.

We earn revenues and generate our primary sources of cash by offering a broad range of cellular services through our network covering substantially all of the populated territory of Israel.  These services include basic and advanced cellular telephone services, text and multimedia messaging services and advanced cellular content and data services. We also provide international roaming services to our subscribers in 174 countries as of December 31, 2008 as well as to subscribers of foreign networks visiting Israel. We offer our subscribers a wide selection of handsets of various leading global manufacturers as well as extended warranty services. We have an advanced fiber-optic transmission infrastructure of approximately 1430 kilometers. Together with our complementary microwave-based infrastructure, our fiber-optic infrastructure connects the majority of our cell sites with the remainder connected using supplemental transmission capacity leased from Bezeq, the incumbent landline operator.  Having our own transmission network enables us to save substantial operating cash lease costs that would be associated with complete reliance on Bezeq’s infrastructure, although these savings are partially offset by maintenance costs and microwave spectrum fees.  It also allows us to sell transmission and data services to business customers and telecommunications operators.  In April 2006, we received a license to provide landline telephone services in Israel as well and we began to offer these services to selected businesses in July 2006 and as of February 2008, we offer additional advanced landline services to selected landline business customers through our NGN system. Although we do not expect revenues from landline telephony services to amount to a material portion of our revenues in 2009, we consider landline telephone services to be a future growth opportunity and we believe that revenues from these services will increase significantly in 2009.

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

Our competitive landscape is characterized by a highly penetrated cellular market.  Competition is intense and attracting new subscribers and retaining existing subscribers has become increasingly difficult and costly. The competition in our market has further increased as a result of the implementation of number portability in December 2007, as it has removed a deterrent to switching providers. We intend to drive revenue growth primarily by: maintaining and enhancing our strong brand; retaining our existing subscribers; increasing our ARPU by offering new and advanced services as well as increasing our content and land line services revenues; and attracting new subscribers. In particular, in addition to being an important factor in selecting a cellular provider, we believe that content and other value-added services are a potential growth engine for increasing revenues. Since the full launch of our 3.5G HSPA based services, in 2006, revenues from our content and data services have grown significantly. The cellular industry is primarily regulated by the Ministry of Communications. See “Item 4. Information on the Company – B. Business Overview - Government Regulations.”  While our pricing is not generally regulated, certain of our rates  are subject to regulation. In particular, the annual reduction of interconnect tariffs by the Ministry of Communications commencing in March 2005 and ending in 2008, has adversely affected our results and required us to find alternative sources of revenues to compensate for these reductions. A Government resolution adopted in August 2008, instructs the Ministry of Communications to review the interconnect fees and adjust them accordingly, during 2009. Commencing January 1, 2009, the basic airtime charging unit, as well as the interconnect tariff unit, was decreased from a 12-second basic charging unit to a one-second basic charging unit. Additionally, in September 2007 our general license was further amended in a manner that prevents us from offering our subscribers calling plans using airtime charging units other than the basic airtime charging unit. Commencing January 1, 2009, our license prevents us from raising tariffs to non-business customers having an obligation to purchase our services for a predefined period during such period. We have been taking steps to address the effects of these amendments including initiating new and innovative marketing plans, such as "Cellcom by the Second" and "buckets of minutes" plans.

The construction and operation of our cell sites and other transmission facilities are highly regulated and require us to obtain various consents and permits. See “Item 4. Information on the Company – B. Business Overview - Government Regulations—Permits for Cell Site Construction.” We have experienced difficulties in obtaining some of these consents and permits, particularly in obtaining building permits for cell sites from local planning and building authorities. See “Item 3. Key Information – D. Risk Factors. We may not be able to obtain permits to construct and operate cell sites.”  However, even though 17 criminal and administrative proceedings (with one cell site subject to a demolition order) are outstanding as of December 31, 2008, we do not expect that the demolition of these facilities would have a material impact on our results of operations and financial condition. In December 2008, the Minister of Environmental Protection signed the Non-Ionizing Radiation Regulations, which do not include a section setting restrictions (including maximum levels of exposure to non ionizing radiation) in relation to the operation of cell sites and other facilities, that had appeared in the earlier draft legislation. A petition filed in connection with such regulations awaits consideration by the Supreme Court. If such restrictions are subsequently adopted, they will, among other things, limit our ability to construct new sites and renew operating permits for a number of our existing sites, especially in residential areas. We are also monitoring the legislative process with respect to the National Zoning Plan 36, but until the process is completed and a final draft is enacted, we will not be in a position to assess their potential impact on our results of operations and financial condition.  Moreover, if we are unable to obtain or renew consents and permits or rely on exemptions from obtaining permits for our existing sites or other facilities, we will be required to demolish or relocate these cell sites and facilities. Our inability to relocate cell sites or other facilities in a timely manner and/or our inability to obtain the permits and consents for new cell sites, could adversely affect our existing network resulting in the loss of subscribers, prevent us from meeting the network coverage and quality requirements contained in our license and adversely impact our network build-out, all of which may have a material adverse result on our results of operations and financial condition.

Our profitability is also affected by other factors, including changes in our cost of revenues and selling, general and administrative expenses, including depreciation and finance expenses.

Following the acquisition by DIC of a majority interest in us in September 2005, DIC brought in a new management team, including Ami Erel, the Chairman of our Board of Directors, who has been President and CEO of Bezeq, Amos Shapira, our Chief Executive Officer who has been chief executive officer of Kimberly-Clark’s Israeli subsidiary and of El Al Airlines, Tal Raz, our Chief Financial Officer, one of the founders and formerly a director of Partner, one of our principal competitors and Adi Cohen, our VP Marketing, who had been marketing manager of Shufersal, Israel's largest retail chain, and previously, Partner's marketing manager. Our management team has implemented a series of initiatives to drive growth, including the continued enhancement of our distinctive brand, greater focus on customer service and new sales campaigns, including the launch of new content services, alongside a continued managerial focus on ongoing efficiency increase.  This streamlining has improved our operating cost structure and reduced our general and administrative expenses. Following implementation of these initiatives, our revenues and operating income increased in 2007 by approximately 8% and 30%, respectively and in 2008 by approximately 6% and 26%, respectively (compared with 2007). Notwithstanding these savings and management’s continued focus on cost cutting initiatives, we expect that the higher cost of 3G enabled handsets to support our advanced content and data services may increase the costs related to subscriber acquisition and retention and handset repairs.

Our results are also impacted by currency fluctuations.  While substantially all of our revenues are denominated in NIS, for 2008, approximately 33% of cash outflow was denominated in, or linked to, other currencies, mainly U.S. dollars.  These payments included capital expenditures, some cell site rental fees, payments to equipment including handset suppliers and payments of principal and interest on our credit facility (voluntarily prepaid in full in March 2008). Changes to the Israeli CPI, may also impact our results as our debentures and some of our expenses are linked to the Israeli CPI.  Any devaluation of the NIS against the U.S. dollar or other foreign currencies will therefore increase the NIS cost of our expenses that are not denominated in NIS or are linked to those currencies and any increase in the Israeli CPI will increase the financial expenses associated with our debentures.  We enter into derivative instruments to mitigate the effect of the various market risks associated with these expenses.  See “Item 11 - Quantitative and Qualitative Disclosures About Market Risk.”

Further, we incurred significant debt in late 2005 and in the first half of 2006, which increased our financial expenses compared with historical results.  We issued approximately NIS 2.0 billion principal amount of two series of debentures which bear interest at the rates of 5.0% and 5.3% and are linked to the Israeli CPI.  In addition, in October 2007 and February 2008, we issued two new series of debentures to the public in Israel, for a total principal amount of approximately NIS 1,647 million which bear interest at annual rates of 4.60% and

5.19%, respectively and are linked to the Israeli CPI. See “Item 5. Operating and Financial Review and Prospects – A. Debt Service”.

In February 2006, our Board of Directors adopted a policy to distribute each year at least 75% of our annual net income. Our net income was determined under Israeli GAAP for periods until December 31, 2007 and for periods commencing on or after January 1, 2008, is determined under IFRS, following the adoption of IFRS in accordance with the Israeli Accounting Standard No. 29 “Adoption of International Financial Reporting Standards”. In March 2007, our Board resolved to distribute dividends within the boundaries of the February 2006 dividend policy and until resolved otherwise, on a quarterly basis. During 2006, we distributed cash dividends in the aggregate amount of NIS 3.83 billion mainly from retained earnings accumulated over the previous years and in 2007 we distributed cash dividends in the aggregate amount of NIS 655 million. Prior to 2006, we had not distributed dividends since our inception.

In the first nine months of 2008, we distributed cash dividends in the aggregate amount of approximately NIS 1.53 billion, including the dividend declared for the fourth quarter of 2007 and a one-time extraordinary full year dividend for 2007 in the aggregate amount of NIS 700 million. Our board of directors has also declared a cash dividend for the fourth quarter of 2008 of NIS 2.75 per share, or approximately NIS 270 million in the aggregate.

Any dividends may be declared solely by our Board of Directors, which will take into account the factors set out in “Item 8. Financial Information – A. Statements and Other Financial Information - Dividend Policy”.  The dividend per share that we will pay for the fourth quarter of 2008 does not reflect the level of dividends that will be paid for future quarterly periods, which can change at any time in accordance with the policy set out above. See “Item 8. Financial Information – A. Statements and Other Financial Information - Dividend Policy” and “—Liquidity and Capital Resources—Dividend payments.”  Also, in the future our Board of Directors may determine that our cash needs for debt service, capital expenditures or operations may increase and that it would not be prudent to distribute dividends.

On February 9, 2007, we closed the initial public offering of our ordinary shares and their listing on the NYSE. The offering was made solely by certain of our existing shareholders, and we did not receive any proceeds.  The selling shareholders agreed to bear the out-of-pocket expenses of the offering.  This offering fulfilled the agreement of our majority shareholder, DIC, with some of our other shareholders to endeavor to cause us to undertake an initial public offering by 2009 and it enables us to take advantage of the equity and debt capital raising opportunities available to a public company in the capital markets, to have the ability to use equity based compensation schemes as a tool to incentivize management to generate positive operating results and to provide access to certain of our shareholders to sell their shares. In July 2007, our shares were dual listed on the TASE. As a public dual-listed company, our legal and financial compliance costs are higher than as a private company and some activities are more time-consuming and costly.

2006 Share Incentive Plan

In September 2006, our Board of Directors approved an option plan for our employees, officers and directors. The plan had an initial pool of 2,500,000 shares in respect of which options and restricted stock units, or RSUs, may be granted.  In October and

November 2006, we granted options to purchase an aggregate of 2,414,143 ordinary shares at an exercise price of $12.60 per share.  Among those grants were options to purchase up to 450,000 ordinary shares to each of Ami Erel, our Chairman of the Board, and Amos Shapira, our Chief Executive Officer.  The remainder of the options grants was made to our senior employees. In March 2007, we granted options to purchase an aggregate of 30,786 ordinary shares at an exercise price of $12.60 per share to certain of our senior employees, under the terms of the plan.  In August 2008, we granted options to purchase an aggregate of 27,500 ordinary shares at an exercise price of $25 to certain of our senior employees. Distribution of cash dividends before the exercise of these options will reduce the exercise price of each option by an amount equal to the gross amount of the dividend per share distributed. During 2008, 844,591 options, which constitute substantially all vested options and approximately half of the amount of options granted, were exercised by Messrs. Ami Erel and Amos Shapira and other senior employees; 300,817 options were canceled (due to our net exercise mechanism); and 4,125 options previously granted to senior employees were revoked and returned to the option pool. As of December 31, 2008, the number of outstanding options to purchase ordinary shares amounted to 1,274,863. However, the terms of the 2006 Share Incentive Plan provide for a net exercise mechanism, the result of which is to require us to issue a smaller number of ordinary shares than represented by the outstanding options. Unless the Board of Directors otherwise approves, the number of ordinary shares issuable by us upon the exercise of an option will represent a market value that is equal to the difference between the market price of the ordinary shares and the option exercise price of the exercised options, at the date of exercise. In August 2008, we amended the option plan and the terms of our outstanding options as follows: (1) the definition of corporate transactions triggering accelerated vesting of the options, was changed to DIC ceasing to “control” us (as the term "control" is defined in the Israeli Securities Law, namely the ability to direct a company's activities) (previously - upon a decrease in DIC's share ownership to less than 50.01% of our outstanding share capital); (2) we are required provide the grantees with a ten day period to exercise the options upon the occurrence of a corporate transaction. An additional change was approved only in regards to options already granted prior to the adoption of the amendment: when a grantee is dismissed without cause, an additional period of up to six (6) months from the date of dismissal will be allowed for vesting of the third or fourth portions of the options to occur.

In general, the options and RSUs vest in four equal installments on each of the first, second, third and fourth anniversaries of the date of grant. Under IFRS, we are required to expense the grant date fair value of the options over their vesting period. In accordance with these standards, we estimated the total compensation cost related to the options granted to be approximately NIS 53 million as of the date of grant, to be recognized over the vesting period commencing on February 9, 2007, the date of completion of our initial public offering. In 2007 we expensed approximately NIS 29 million of the total compensation cost. During 2008 we reevaluated the total compensation cost related to the options granted and increased it by approximately NIS 4 million.  Pursuant to sales in 2008 of our ordinary shares held by DIC, that led to a reduction in DIC’s ownership to below 50.01%, the vesting of the options granted was considered accelerated for accounting purposes and the balance of the total compensation cost, in the amount of approximately NIS 28 million, was expensed during 2008.

Revenues

We derive our revenues primarily from the sale of cellular network services (such as airtime), handsets and other services, including content and value added services, extended handset warranties and the provision of transmission and landline services.  Revenues from airtime are derived from subscribers originating calls on our network and from interconnect revenues from other operators for calls terminating on our network. Revenues also include roaming charges that we bill to our subscribers for the use of the networks of our roaming partners outside Israel, to which we refer as outbound roaming, and charges that we bill to our roaming partners whose subscribers use our network, to which we refer as inbound roaming.

Our revenues are usually affected by seasonality. The third quarter of the year is usually the strongest quarter with the highest revenues, since it occurs in the summer season,  characterized by longer daylight hours (facilitating higher airtime usage) and increased incoming and outgoing tourism (facilitating higher roaming revenues) . The fourth quarter of the year is usually the weakest quarter with lower revenues, since the Jewish holiday season, characterized by reduced usage, usually occurs in this quarter, and since it occurs in the fall-winter seasons, characterized by shorter daylight hours (resulting in lower airtime usage).

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

Financial income and expenses

Financial income and expenses consist primarily of interest expense on long-term and short-term loans and interest on our debentures, the interest income component of handset long-term installment sales, the effects of fluctuations in currency exchange rates, Israeli CPI adjustments related to the Israeli CPI-linked debentures and other expenses, and income or losses relating to financial derivative instruments that do not qualify for hedge accounting according to IFRS.

Income Tax

Generally, Israeli companies were subject to corporate tax on their taxable income at the rate of 27% for the 2008 tax year and is scheduled to further decrease as follows: 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter.  Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived from assets purchased after January 1, 2003. A deferred tax asset or liability is created for temporary differences between income recognized for tax purposes and for accounting purposes.

Results of Operations - Comparison of 2007 and 2008

The following table sets forth key performance indicators for the periods indicated:

	Year Ended December 31,		Change*
	2007	2008	2007 vs. 2008
Subscribers at end of period(1) (in thousands)	3,073	3,187	3.7%
Period churn rate(1)(2)	16.3%	18.9%	2.6pp
Average monthly usage per subscriber (MOU) (in minutes)(1)(3)	348	350	0.6%
Average monthly revenue per subscriber (ARPU) (1)(4) (in NIS)	150	149	(0.7%)
Operating income (in NIS millions)	1,332	1,684	26.4%
Net income (in NIS millions)	875	985	12.6%
EBITDA(5) (in NIS millions)	2,110	2,406	14.0%
Operating income margin(6)	22.0%	26.2%	4.2pp
EBITDA margin(7)	34.9%	37.5%	2.6pp

*	pp denotes percentage points and this measure of change is calculated by subtracting the 2007 measure from the 2008 measure.

(1)
Subscriber data refer to active subscribers. Commencing in 2006, we use a six-month method of calculating our subscriber base, which means that we deduct subscribers from our subscriber base after six months of no revenue generation or activity on our network by or in relation to both the post-paid and pre-paid subscriber.  The six-month method is, to the best of our knowledge, consistent with the methodology used by other cellular providers in Israel.

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

We have set out below the calculation of ARPU for each of the periods presented:

	Year Ended December 31,
	2007	2008
	(In NIS millions, except number of subscribers and months)

Revenues	6,050	6,417
less revenues from equipment sales	635	745
less other revenues*	93	135

Revenues used in ARPU calculation (in NIS millions)	5,322	5,537
Average number of subscribers	2,955,855	3,105,022
Months during period	12	12
ARPU (in NIS, per month)	150	149

*      Other revenues include revenues from repair services, transmission services and land-line services.

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

The following is a reconciliation of EBITDA with net income and operating income:

	Year Ended December 31,
	2007	2008
	(In NIS millions)
Net income	875	985
Financing costs, net	147	310
Income taxes	310	389
Operating income	1,332	1,684
Other expenses (income), net	3	(29)
Depreciation and amortization	775	751
EBITDA	2,110	2,406

(6)	Operating income margin is defined as operating income as a percentage of total revenues for each of the applicable periods.

(7)	EBITDA margin is defined as EBITDA as a percentage of total revenues for each of the applicable periods.

The following table sets forth our selected consolidated statements of operations as a percentage of total revenues from operations for the periods indicated:

	Year Ended December 31,
	2007	2008
Revenues	100.0%	100.0%
Cost of revenues	55.8%	53.0%
Gross profit	44.2%	47.0%
Selling and marketing expenses	11.3%	10.9%
General and administrative expenses	10.8%	10.3%
Other (income) expenses, net	0.1%	(0.4%)
Operating income	22.0%	26.2%
Financial income (expenses), net	(2.4%)	(4.8%)
Income before taxes	19.6%	21.4%
Income tax	5.1%	6.1%
Net income	14.5%	15.3%

Revenues

	Year Ended December 31,		Change
	2007	2008	2008 vs. 2007
	(In NIS millions)
Revenues	6,050	6,417	6.1%

The increase in revenues in 2008 was mainly due to a 37% increase in revenues from content and value added services (including SMS), an increase in revenues from extended warranty services and an increase in revenues from sale of handsets and accessories, as well as a significant increase in revenues from land-line services. The increase in revenues was partially offset by the reduction of interconnect tariffs by the Ministry of Communications in March 2008 and the ongoing airtime price erosion.

The following table sets forth the breakdown of our revenues for the periods indicated based on the various sources thereof:

	2007		2008
	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(NIS in millions)		(NIS in millions)
Voice services:
Outgoing air time*	2,861	47.3%	2,878	44.8%
Incoming air time	1,188	19.7%	1,169	18.2%
Roaming	424	7.0%	423	6.6%
Total voice services	4,473	74.0%	4,470	69.6%
Content and value added services**	492	8.1%	674	10.5%
Other services***	450	7.4%	528	8.3%
Total services	5,415	89.5%	5,672	88.4%
Handsets and accessories	635	10.5%	745	11.6%
Total	6,050	100.0%	6,417	100.0%
*	Including air time packages and interconnect.

**	Consists of content services, text messages and data services.

***	Consists of fixed monthly subscription fees, extended warranty fees, land-line services and others.

During 2008, revenues from services (comprising 88.4% of total revenues) increased by approximately 5%, compared with 2007.  This increase in revenues from services resulted mainly from an increase in our subscriber base of approximately 3.7% (mainly among “post-paid” subscribers), an increase in revenues from content and value added services, as well as an increase from land-line services and extended warranty services. These increases were partially offset by the reduction in interconnect tariffs and the ongoing airtime price erosion.

During 2008, revenues from content and value added services increased by approximately 37% compared with 2007, mainly as a result of the growth in content services, text messages and sales of data packages, which is significantly attributable to the growth of our 3G subscriber base. As a percentage of service revenues, revenues from content and value added services increased to 11.9% in 2008 from 9.1% in 2007 and, as percentage of total revenues, from 8.1% to 10.5%.

During 2008, revenues from other services increased by approximately 17% mainly as a result of the increase in extended warranty fees, land-line services and fixed monthly subscription fees.  As a percentage of revenues, revenues from other services increased to 8.3% in 2008 from 7.4% in 2007.

Handset and accessories revenues (comprising 11.6% of total revenues) during 2008 increased by 17.3% compared with 2007.  This increase primarily resulted from an increase in the average handset sale price due to the larger amount of advanced 3G handsets in the mix of handsets sold in 2008. The increase was offset in part by a decrease in the total amount of handsets sold during 2008 which resulted from more aggressive sales campaigns launched in 2007 compared with 2008.

The following table sets forth the breakdown of our revenues for the periods indicated based on the types of subscribers:

	2007		2008
	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(NIS in millions)		(NIS in millions)
Individual	4,377	72.3%	4,626	72.1%
Business*	1,524	25.2%	1,654	25.8%
Other*	149	2.5%	137	2.1%
Total	6,050	100.0%	6,417	100.0%

*	Consists of revenues from inbound roaming services and other services.

A breakdown of revenues according to types of subscribers (individual and business) during 2008 shows an approximately 6% increase in revenues attributable to individual subscribers and an approximately 9% increase in revenue attributable to business subscribers, compared with 2007. These increases are the result of a higher subscriber base and increased usage.

The following table sets forth the breakdown of our revenues for the periods indicated based on the types of subscription plans:

	2007		2008
	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(NIS in millions)		(NIS in millions)
Pre-paid	729	12.0%	696	10.9%
Post-paid	5,172	85.5%	5,584	87.0%
Other*	149	2.5%	137	2.1%
Total	6,050	100.0%	6,417	100.0%

* Consists of revenues from inbound roaming services and other services.

A breakdown of revenues according to types of subscription plans (pre-paid and post-paid) shows that the increase in revenues in 2008 compared with 2007 resulted from post-paid subscribers.  This increase is primarily the result of an increase in revenues from services resulting from an increase in usage of content and value-added services, in land-line services and from the expansion of our subscriber base.

Cost of revenues and gross profit

	Year Ended December 31,		Change
	2007	2008	2008 vs. 2007
	(In NIS millions)
Cost of revenues-services	2,577	2,570	(0.3%)
Cost of revenues-equipment	800	832	4.0%
Total cost of revenues	3,377	3,402	0.7%
Gross profit	2,673	3,015	12.8%

The decrease in cost of revenues-services in 2008 resulted mainly from a decrease in depreciation expenses and in royalties paid to the Ministry of Communications resulting from a decline in the royalties' rate. The decrease was partially offset by an increase in interconnect fees due to an increase in the number of outgoing calls ended in other operators' networks, an increase in cost of content and value-added services due to increased usage and an increase in handsets repair cost due to higher maintenance cost for the advanced handsets sold.

The increase in cost of revenues-equipment in 2008 resulted primarily from an increase in the average handset cost due to a larger amount of advanced 3G handsets sold during 2008 and an increase in currency hedging expenses related to handsets purchases, which was partially offset by increased efficiency in handset procurement.

The increase in gross profit in 2008 resulted mainly from increases in revenues from content and value added services and revenues from landline services. The increase also benefited from a decrease in handsets subsidy. These increases were partially offset by the reduction in interconnect tariffs and the ongoing airtime price erosion.

Selling and marketing expenses and general and administrative expenses

	Year Ended December 31,		Change
	2007	2008	2008 vs. 2007
	(In NIS millions)
Selling and marketing expenses	685	701	2.3%
General and administrative expenses	653	659	0.9%
Total	1,338	1,360	1.6%

The increase in selling and marketing expenses in 2008 was mainly due to an increase in payroll expenses resulting from the expansion of our services and sales teams at the end of 2007 and the beginning of 2008, as part of our preparation for the implementation of number portability and our strategy to constantly improve service level and customer satisfaction. The increase also resulted from an increase in customer retention expenses.  These increases were partially offset by a decrease in advertising and postage expenses. Following the expanded marketing of innovative new plans with guaranteed revenues during 2007 and according to accounting standards, we are required to defer sales commissions related to acquisition and retention of subscribers with guaranteed revenues and to recognize such commissions as intangible assets, to be amortized over the expected life of such subscribers' guaranteed revenues. We commenced deferring these commissions in the fourth quarter of 2007.  The deferred sales commissions in 2008 amounted to approximately NIS 60 million compared with approximately NIS 21 million in 2007. Amortization of deferred sales commissions increased in 2008 to approximately NIS 36 million compared with approximately NIS 2 million in 2007.

General and administrative expenses increased in 2008 as a result of an increase in bad debts and doubtful accounts expenses, mainly following the implementation of number portability, which allows subscribers to switch to another cellular operator without settling their outstanding debt first. This increase was partially offset by a decrease in depreciation and amortization expenses in 2008.

Other income (expenses), net

	Year Ended December 31,
	2007	2008
	(In NIS millions)
Other income (expenses), net	(3)	29

Other income in 2008 consists mainly from capital gains from sales of certain surplus underground pipes for fiber optic cables.

Financing costs, net

	Year Ended December 31,
	2007	2008
	(In NIS millions)
Financing expenses	(287)	(393)
Financing income	140	83
Financing costs, net	(147)	(310)

Financing costs increased in 2008, compared with 2007, resulting primarily from an increase in interest and CPI linkage expenses associated with our debentures, due to the increase in our outstanding indebtedness following the issuance of our new series of debentures in October 2007 and the expansion of these series in February 2008 and the increased inflation rate of 4.5% in 2008 compared with 2.8% in 2007. The increase also resulted from embedded derivatives expenses in 2008 compared with embedded derivatives income in 2007. This increase was partially offset by a decrease in interest expenses related to our credit facility which was voluntarily prepaid in full in March 2008.

Interest and CPI linkage expenses associated with the principal amount of the debentures, and interest expenses resulting from the credit facility (voluntarily prepaid in full, in March 2008) incurred during 2008 and 2007 were approximately NIS 367 million and NIS 249 million, respectively.

Income tax

	Year Ended December 31,		Change
	2007	2008	2008 vs. 2007
	(In NIS millions)
Income tax	310	389	25.5%

Income tax in 2008 increased by 25.5%, compared with 2007, resulting from the increase in income before income tax and pursuant to the release in 2007 of a tax provision in the amount of approximately NIS 55.5 million, which was recorded in 2006. The increase was partially offset by a reduction in income tax rate to 27% in 2008 from 29% in 2007.

Net income

	Year Ended December 31,		Change
	2007	2008	2008 vs. 2007
	(In NIS millions)
Net income	875	985	12.6%

The increase in net income in 2008 was due primarily to an increase of 6.1% in revenues while total operating expenses increased by less than 1.0%, leading to an increase of 26.4% in operating income. This increase was partially offset by the significant increase in financing costs and the increase in income tax.

B. LIQUIDITY AND CAPITAL RESOURCES

General

Our liquidity requirements relate primarily to working capital requirements, debt service, capital expenditures for the expansion and improvement of our networks and payment of dividends.  Until the end of 2005, these requirements had been funded largely through funds generated from operations and bank borrowings.  However, in late 2005 and the first half of 2006, we raised significant additional capital by issuing two series of debentures in the aggregate principal amount of approximately NIS 2.0 billion ($526 million) and by establishing a credit facility of $350 million (voluntarily prepaid in full and terminated in March 2008).  Our Board of Directors, at the request of our shareholders, determined to incur such debt, and pay dividends in excess of the amount of such debt with available cash and proceeds of the borrowings, to increase the leverage in our capital structure and improve our shareholders’ expected rate of return on our equity.  In addition, in October 2007, we issued two new series of debentures to the public in Israel, for a total principal amount of approximately NIS 1,072 million ($282 million)  and in February 2008 we issued, in a private placement, additional debentures of these two new series, for a total principal amount of approximately NIS 575 million ($151 million).

We believe that our free cash flow together with our financial reserves will be sufficient to fund our anticipated cash needs for working capital, capital expenditures and debt service for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support marketing and subscriber retention efforts, the expansion of sales and marketing activities and the timing of introductions of new products and enhancements to existing products.

In February 2006, our Board of Directors adopted a policy to distribute each year at least 75% of our annual net income (determined in accordance with Israeli GAAP for periods until December 31, 2007 and in accordance with IFRS - for periods commencing on or after January 1, 2008), subject to compliance with applicable law, our license and contractual obligations and so long as the distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors.  See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy.”  It is possible that our Board of Directors’ estimate of our cash needs will be incorrect, or that events could occur that could increase our cash needs beyond anticipated. If that occurs, we may not have sufficient cash to cover these needs as a result of prior dividend payments, and we would need to identify additional sources of financing, which could include equity or debt financing.  We may not be able to obtain such financing on acceptable terms or at all.

Dividend payments

In the first nine months of 2008, we distributed cash dividends in the aggregate amount of NIS 1.53 billion ($402 million), including the dividend declared for the fourth quarter of 2007 and a one-time extraordinary dividend for the year 2007 in the aggregate amount of NIS 700 million ($184 million), based on net income and existing retained earnings . During 2007, we distributed cash dividends in the aggregate amount of NIS 655 million ($172 million) based on net income and existing retained earnings. During 2006, we distributed cash dividends in the aggregate amount of NIS 3.83 billion ($1.01 billion) based on retained earnings accumulated since our inception. We did not distribute any dividends prior to 2006.

Debt service

Public debentures

In December 2005 and January 2006, we issued two series of debentures to institutional and other investors in private placements. In May 2006, we issued additional debentures of the existing two series. The debentures are listed on the Tel Aviv Stock Exchange.  The debentures consist of approximately NIS 947 million ($249 million) aggregate principal amount of Series A Debentures (after we repaid the first principal payment in July 2008, in the sum of NIS 118 millions ($31 million)) and approximately NIS 925 million ($243 million) aggregate principal amount of Series B Debentures. The Series A Debentures bear interest at the rate of 5.0% per year, and are linked (principal and interest) to the Israeli CPI. The principal is payable in nine semiannual payments commencing in July 2008, and the interest is payable semiannually commencing in July 2006. The Series B Debentures bear interest at the rate of 5.3% per year, and are linked (principal and interest) to the Israeli CPI. The principal is payable in five annual payments commencing in January 2013, and the interest is payable annually commencing in January 2007.

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

The Series C and D Debentures were issued for a total principal amount of NIS 245 million ($64 million) and approximately NIS 827 million ($218 million), respectively. The Series C principal is payable in nine equal semiannual payments on March 1 and September 1, for each of the years 2009 through 2012 (inclusive) and on March 1, 2013. The interest on Series C debentures is payable semiannually on March 1 and on September 1, for each of the years 2008 through 2012 (inclusive) and on March 1, 2013. The Series D principal is payable in five equal annual payments on July 1, for each of the years 2013 through 2017 (inclusive). The interest on Series D debentures is payable annually on July 1, for each of the years 2008 through 2017 (inclusive). Series C and D debentures bear an annual interest rate of 4.60% and 5.19%, respectively and are linked (principal and interest) to the Israeli CPI for August 2007.

In February 2008 we issued, in a private placement, additional debentures of Series C in a principal amount of NIS 81 million ($21 million) and additional Series D Debentures in a principal amount of approximately NIS 494 million ($130 million).

The Series C and D debentures are unsecured and do not restrict our ability to issue additional debentures of any class or distribute dividends in the future.  The Series C and D debentures contain standard terms and obligations.

Credit facility from bank syndicate

In March 2006, we entered into an unsecured syndicated facility agreement with a number of Israeli and international banks arranged by Citibank N.A. and Citibank International plc, which provided for a term loan of $280 million and a revolving credit facility of up to $70 million. In March 2008 we voluntarily prepaid the balance of the loan and the facility was terminated.

Other credit facilities

As of December 31, 2008, there were no other credit facilities outstanding.

Capital expenditures

Our accrual capital expenditure in 2006, 2007 and 2008 amounted to NIS 521 million, NIS 573 million and NIS 556 million, respectively. Accrual capital expenditure is defined as investment in fixed assets and intangible assets, such as spectrum licenses, during a given period.  For the periods under review, a key focus of our capital investment has been the build out of our UMTS/HSPA network.

Cash flows from operating activities

Cash flows from operating activities decreased by 3.1% in 2008 to NIS 1,763 million from NIS 1,820 million in 2007. The decrease resulted mainly from the higher expenditure related to the expansion in our workforce and the increase in customer retention and acquisition costs, especially at the beginning of 2008 following the introduction of number portability in December 2007, as well as from an increase in income tax paid during 2008, which included a one-time catch up payment of NIS 70 million for 2007 accrued tax liability. These increases were partially offset by other operating activities.

Cash flows from investing activities

The net cash flows from operating activities is the main capital resource for our investment activities. In 2007 and 2008, our net cash used in investing activities amounted to NIS 560 million and NIS 546 million, respectively.  The payments were primarily for the expansion of the technological networks and information systems infrastructures.

Cash flows from financing activities

In 2008, the net cash used in financing activities amounted to NIS 1,853 million compared with NIS 405 million in 2007. The increase is primarily due to an increase in cash dividend paid and a decrease in proceeds from issuance of debentures.

During 2008 we voluntarily prepaid in full the outstanding balance of our credit facility in the amount of NIS 648 million and received net amount of NIS 589 million from the expansion of two existing series of debentures in February 2008. We also made debentures' payments of principal in the aggregate amount of NIS 125 million and interest payments in the aggregate amount of NIS 175 million mostly related to our debentures. Furthermore, during 2008, we paid cash dividends in the amount of NIS 1.525 billion

(excluding the difference between withholding tax in respect of the last dividends distributed in 2007 and 2008, which were paid subsequent to balance sheet dates).

During 2007 and 2008, the average outstanding amount of long-term liabilities (long-term loans and debentures) was NIS 3.2 billion and NIS 3.8 billion, respectively

Working capital

Our working capital as of December 31, 2008 was NIS 481 million, compared with working capital of NIS 734 million as of December 31, 2007.  The decrease in working capital was mainly due to the decrease in cash and cash-equivalents, resulting mainly from the increase in cash dividend distributed in 2008 compared with 2007. This decrease was partially offset by a decrease in trade payables and accrued expenses, due to the higher balances at the end of 2007 attributed to our preparation for number portability launched in December 2007.

Trade receivables

Trade receivables consist of outstanding amounts due from customers, mainly for cellular services and handsets and accessories, net of the allowance for doubtful accounts.  Most of our handset sales are made on an installment basis (generally, 36 monthly payments).  Installments due in the twelve months following the balance sheet date are included in current trade receivables; the remaining installments are included in long-term receivables.  As of December 31, 2008, net trade receivables amounted to NIS 1,478 million compared with NIS 1,385 million as at December 31, 2007.  This increase was primarily due to the increase in our revenues.  The current maturity of long-term receivables as of December 31, 2008 was NIS 666 million.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Set forth below is a description of our contractual cash obligations, in millions of NIS, as of December 31, 2008.

	Total	2009	2010- 2012	2013-2014	2015 and Beyond
Long-term debt obligations (including interest)(1)	4,749	516	1,450	1,211	1,572
Operating lease obligations	666	221	351	78	16
Purchase obligations	119	119	—	—	—
Total	5,534	856	1,801	1,289	1,588

(1)
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

Revenue recognition

Nature of critical estimate items

As described in Note 3.J to our consolidated financial statements included elsewhere in this annual report. Revenues derived from usage of our networks, including airtime, interconnect, content and value added services and roaming revenues are recognized when the services are provided. Sale of handsets with accompanying services constitutes a revenue arrangement with multiple deliverables. Accordingly, consideration received for handsets, up to their fair value, that is not contingent upon delivery of additional items (such as the service), is recognized as equipment revenues upon the delivery of the equipment to the subscriber, when all revenue recognition criteria are met. Consideration for services is recognized as service revenues, when earned. In revenue arrangements including more than one deliverable, the arrangement consideration is allocated to each deliverable based on the fair value of the individual element. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement in regards to the goods and the amount of revenue can be measured reliably.

Assumptions / approach used

We determine the fair value of the individual elements based on prices at which the deliverable is regularly sold on a stand alone basis, after considering volume discounts where appropriate.The accounting estimates used in the results of operations related to the recognition of revenue require us to make assumptions about possible future billing adjustments arising from disputes with subscribers and discounts not taken into consideration at the time of billing.

Effect if different assumptions used

Management believes that the determination of fair value of the individual elements (relevant to revenue recognition) for each reporting period represent its best estimate, but the actual fair value can differ from the estimate selected.  The impact of variances in actual performance versus the amounts recorded could have an adverse effect on the accounts receivable reported on the balance sheet and the results reported in the statements of operations, and could be material to our financial condition.

Long-lived assets – depreciation

Nature of critical estimate items

The cellular communications industry is capital intensive. The depreciation of operating assets constitutes a significant operating cost for us. We have substantial investments in tangible long-lived assets, primarily our communications networks.

Assumptions / approach used

 We depreciate our property, plant and equipment using the straight line method. Separate individual significant components are depreciated over their individual estimated useful lives. We periodically review changes in our technology and industry conditions to determine adjustments to estimated remaining useful lives and depreciation rates.

Effect if different assumptions used

Changes in technology or changes in our intended use of these assets can cause the estimated period of use or the value of these assets to change.  Actual economic lives may differ from estimated useful lives.  Periodic reviews could result in a change in our assets’ depreciable lives, and therefore, in our depreciation expense in future periods.

Impairment of long-lived assets

Nature of critical estimate items

We review finite-lived long-lived assets, principally consisting of property, plant and equipment, and spectrum licenses for impairment based on the requirements of International Accounting Standard No. 36, or whenever events or changes in circumstances indicate that their carrying values may not be recoverable through the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal. If necessary, we reduce the carrying values of the assets to their estimated fair values.

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

Effect if different assumptions used

The use of different estimates and assumptions within our discounted cash flow modes (e.g., growth rates, future economic conditions, estimates of residual values) could result in discounted cash flows that are lower than the current carrying value of an asset group, thereby requiring the need to reduce the carrying value to the discounted cash flow amount.

The use of different discount rates when determining the fair value of the asset group could result in different fair values, and impact any related impairment charges.

Accounts receivable - bad debt and allowance for doubtful accounts

Nature of critical estimate items

We maintain an allowance for doubtful accounts to reflect estimated losses resulting from impairment of accounts receivables.

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

Provisions for contingent liabilities

Provisions in general are highly judgmental, especially in cases of legal disputes. We assess the probability of an adverse event as a result of a past event and if the probability is evaluated to be more likely than not, we fully provide for the total amount of the estimated contingent liability. We continually evaluate our pending provisions to determine if additional accruals are required. It is often difficult to accurately estimate the ultimate outcome of a contingent liability. Different variables can affect the timing and amount we provide for certain contingent liabilities. Our provisions are therefore subject to estimates made by us and our legal counsel, which are subject to changes as the status of legal and commercial disputes changes over time. Adverse revision in our estimates of the potential liability could materially impact our financial condition, results of operations or liquidity.

New Accounting Standards

International Financial Reporting Standard No. 1, "First Time Adoption of International Financial Reporting Standard "

Our financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB. These are our first annual consolidated financial statements that were prepared in accordance with IFRS and IFRS 1, "First Time Adoption of International Financial Reporting Standards".

The preparation of the consolidated financial statements in accordance with IFRS resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared in accordance with generally accepted accounting principles in Israel. The accounting policies have been applied consistently to all periods presented in our consolidated financial statements included elsewhere in this annual report. They also have been applied in preparing an opening IFRS balance sheet as at January 1, 2007 for the purposes of the transition to IFRSs, as required by IFRS 1. The impact of the transition from previous Israeli GAAP to IFRSs is explained in note 31 to our financial statements.

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors, executive officers and other key employees as of December 31, 2008*:

Name	Age	Position
Ami Erel (2), (3)	61	Chairman of the Board
Nochi Dankner (3)	54	Director
Isaac Manor	67	Director
Shay Livnat (2), (3)	50	Director
Raanan Cohen (2), (4)	41	Director
Avraham Bigger	62	Director
Rafi Bisker (2) (4)	57	Director
Shlomo Waxe (1), (2), (4)	62	Independent Director
Haim Gavrieli	38	Director
Ari Bronshtein (2)	39	Director
Joseph Barnea (1), (2), (3), (4)	73	Independent / External Director
Ronit Baytel (1)	41	Independent / External Director
Amos Shapira	59	President and Chief Executive Officer
Tal Raz	47	Chief Financial Officer
Adi Cohen	43	Vice President of Marketing
Eliezer (Lipa) Ogman	55	Chief Technology Officer
Isaiah Rozenberg	48	Vice President of Engineering and Network Operation
Itamar Bartov	46	Vice President of Executive and Regulatory Affairs
Refael Poran	60	Vice President of Business Customers
Meir Barav	51	Vice President of Sales and Services

Name	Age	Position
Ronit Ben-Basat	41	Vice President of Human Resources
Amos Maor	45	Vice President of Operations and Supply Chain
Liat Menahemi-Stadler	42	General Legal Counsel
Gil Ben-Itzhak	43	Controller

* Oren Lieder has served as a member of our Board of Directors until August 18, 2008.

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

Nochi Dankner has served as a member of our Board of Directors since 2005.  Mr. Dankner currently serves as Chairman of the board of directors and Chief Executive Officer of IDB Holding Corporation Ltd.  Mr. Dankner also serves as Chairman of the boards of directors of IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Clal Industries and Investments Ltd., Ganden Holdings Ltd. and various private companies, and as a member of the boards of directors of Clal Insurance Enterprises Holdings Ltd., Clal Insurance Company Ltd., Shufersal Ltd., Property and Building Corporation Ltd., Koor Industries Ltd., Makhteshim-Agan Industries Ltd., until recently Elron Electronic Industries Ltd., and various private companies.  Mr. Dankner also serves as the Chairman of the IDB fund “For the Community” (a non-profit organization), as a member of “Matan-Your Way to Give” (a non-profit organization), as a member of the management committee of the Association of Friends of the Tel Aviv Sourasky Medical Center, and as a member of the board of trustees of Tel Aviv University.  Mr. Dankner holds an L.L.B. and a B.A. in political science, both from Tel Aviv University.

Isaac Manor has served as a member of our Board of Directors since 2005.  Mr. Manor has served as the Deputy Chairman of the board of directors of IDB Holding Corporation Ltd. since 2003.  From 1976 to 2001, he served as Chief Executive Officer of companies in the automobile sector of the David Lubinsky group, the importer of Peugeot and Citroen automobiles to Israel, where he currently serves as the Chairman of the board of directors.  Mr. Manor also serves as a member of the board of directors of IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Clal Industries and Investments Ltd., Shufersal Ltd., Property and Building Corporation Ltd., Hadera Paper Ltd. (formerly named American Israeli Paper Mills Ltd.), Clal Insurance Enterprises Holdings Ltd., Union

Bank of Israel Ltd., Koor Industries Ltd., Makhteshim-Agan Industries Ltd. and various private companies.  Mr. Manor holds an executive M.B.A. from the Hebrew University.

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

Raanan Cohen has served as a member of our Board of Directors since 2000.  Mr. Cohen has served as Chief Executive Officer of Koor Industries Ltd. since July 2006.  From 2004 to 2006, he served as Chief Executive Officer of Scailex Corporation Ltd..  Since 2001 he has served as Vice President of Discount Investment Corporation Ltd., having previously served, from 1999 to 2001, as executive assistant to the chief executive officer of Discount Investment Corporation Ltd.  From 1997 to 1999, he was an associate at McKinsey & Company Inc., London.  Mr. Cohen also serves as a member of the boards of directors of Makhteshim-Agan Industries Ltd., ECtel Ltd. and various private companies.  Mr. Cohen is a member of the Israeli Bar Association and holds an L.L.B. and a B.A. in economics from Tel Aviv University and an M.B.A. in management from the J.L. Kellogg Graduate School of management of Northwestern University.

Avraham Bigger has served as a member of our Board of Directors since 2005.  Mr. Bigger is the owner and managing director of three family-owned companies. Since October 2006, Mr. Bigger has served as the Chairman, and since January 2007 he has also served as Chief Executive Officer of Makhteshim-Agan Industries Ltd. From June 2003 to July 2007, Mr. Bigger served as the Chairman of the board of directors of Shufersal Ltd.; as the chairman of the boards of directors of various private companies; as the Deputy Chairman of the Caesarea Edmond Benjamin De Rothschild Foundation and the Caesarea Edmond Benjamin De Rothschild Development Corporation Ltd.; and as a member of the boards of directors of the First International Bank of Israel Ltd. and various private companies. Mr. Bigger holds a B.A. in economics and an M.B.A. from the Hebrew University.

Rafi Bisker has served as a member of our Board of Directors since 2006.  Mr. Bisker currently serves as co-Chairman of Shufersal Ltd. and as the Chairman of Property and Building Corporation Ltd., Bayside Land Corporation Ltd. and various private companies.  From 2000 to 2005, he served as Chief Executive Officer of Ganden Holdings Ltd and Ganden Real Estate Ltd..  From 1989 to 1999, he served as Chief Executive Officer of Dankner Investments Ltd.  Mr. Bisker also serves as a member of the boards of directors of IDB Holding Corporation Ltd., IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Clal Industries and Investments Ltd., Koor Industries Ltd., Ganden Holdings Ltd., ISPRO The Israel Properties Rental Corporation Ltd., Mehadrin Ltd., and various private companies.  Mr. Bisker holds a B.Sc. in civil engineering from the Technion, Israel Institute of Technology.

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

Haim Gavrieli has served as a member of our Board of Directors since August 18,  2008. Mr. Gavrieli has served as Executive Vice President of IDB Development since 2006 and also serves as a member of the boards of directors of Koor Industries Ltd., Makhteshim-Agan Industries Ltd., NetVision Ltd., other IDB group companies and various private companies. Mr. Gavrieli also serves as the Deputy Chairman of Shufersal Ltd. From April 2005 to November 2006 he served as Vice President of IDB Development. From April 2001 to April 2005, he served as personal assistant to the chairman of IDB and also as personal assistant to the Chairman of Ganden Holdings Ltd., and previously, from 1999 to 2001, Mr Gavrieli served as an advisor to the Israeli Minister of Finance. Mr. Gavrieli holds a B.A. in political science and sociology from the University of Haifa and an M.A. in management from the University of Haifa.

Ari Bronshtein has served as a member of our Board of Directors since August 18,  2008. Mr. Bronshtein has served as Vice-President of DIC since January 2006 and serves as a member of the board of directors of Elron Electronic Industries Ltd., Hadera Paper Ltd. (formerly named American Israeli Paper Mills Ltd.), Maxima Air Separation Center Ltd. and various private companies.  Mr. Bronshtein had served as an external director and member of the investment committee of Dash Mutual Fund Management Ltd. and Koor - Tadiran Gemel. From 2004 to 2005, he served as Vice President and head of the Economics and Business Development division of Bezeq and from 2000 to 2003, as Director of Finance and Investments at Bezeq. From 1999 to 2000, he served as Manager of business analysis at Comverse Technologies, Inc. Mr. Bronshtein holds a B.A. in finance and management and M.Sc. degree in finance and accounting, both from Tel Aviv University.

Joseph Barnea has served as a member of our Board of Directors since 2007. Mr Barnea is a retired businessman.  He served as the Chief Executive Officer of Oxygen & Argon Works Ltd. from 1987 to 2005 and continued to serve as a member of its management until 2006. From 1985 to 1987, he served as the Chief Executive Officer of Telkoor Ltd. From 1980 to 1985, he served as a Vice President of Elscint Medical Imaging Ltd. Mr. Barnea is a member of the executive committee of the Israeli Industrialists Association  and from 2005 a member of the boards of the Israeli Export Institute and the Israeli Standards Institute. Until 2007 he served as the Chairman of its Chemistry and Environment Association. From 2001 to 2004 he served as Chairman and President of the International Oxygen Manufacturers Association (IOMA) USA. He served as Deputy Commander of the signal, electronics and computer corps of the Israeli Defense Forces.  Mr. Barnea holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology and an M.Sc. in electrical engineering from Columbia University, New York, USA.

Ronit Baytel has served as a member of our Board of Directors since 2007. Ms. Baytel is a director  in the finance department of Ormat Technologies, Inc., a company listed on the NYSE, in charge of SOX internal controls in the preparation of financial statements and, tax and special projects. From 1998 to 2005 she served as senior manager at Kesselman &

Kesselman, a certified public accountants firm in Israel, which is a member of the international PriceWaterhouseCoopers Accountants firm. Ms. Baytel is a certified public accountant and holds a B.A. in economics and accountancy from the Tel Aviv University and an M.B.A. from the Hebrew University.

Amos Shapira has served as our President and Chief Executive Officer since 2005.  From 2002 to 2005, Mr. Shapira served as Chief Executive Officer of El Al Israel Airlines Ltd.  From 1993 to 2002, he served as Chief Executive Officer of Hogla-Kimberly Ltd., a company owned by Kimberly-Clark USA. He joined the board of directors of Elron Electronic Industries Ltd. in 2006.  Mr. Shapira holds an M.Sc. in industrial administration from the Technion, Israel Institute of Technology and a B.A. in economics from the University of Haifa.

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

B.          COMPENSATION

Executive Officer and Director Compensation

The aggregate direct compensation we paid to all our executive officers and directors as a group (24 persons) for 2008 was approximately NIS 20.5 million, of which approximately NIS 8.5 million relates to 2007 bonuses paid in 2008 and approximately NIS 1.9 million was set aside or accrued to provide for pension, retirement, severance or similar benefits.  These amounts do not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses and benefits commonly reimbursed or paid by companies in Israel. In addition, we recorded the sum of approximately NIS 19.8 million in 2008, as a compensation cost related to the options granted to all our executive officers and the Chairman of the board of directors under the share incentive plan.

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

Employment Agreement of Amos Shapira

Mr. Amos Shapira, our President and Chief Executive Officer, is entitled to a gross monthly salary of NIS 120,000, linked to the Israeli CPI.  He is also entitled to a company car, the use of a cellular phone and to reimbursement of incidental private expenses in the amount of NIS 9,000 per year.  In June 2008 our board of directors amended Mr. Shapira's employment agreement with a retroactive effect to January 1, 2008, and determined that Mr. Shapira is entitled to a fixed bonus equal to six month’s salary per year, linked to Israeli CPI, in respect of which no social benefits are accrued and an annual bonus based on our annual profits that shall not exceed NIS 2.78 million. Mr. Shapira is also entitled to participate in a share option plan, which was adopted in September 2006. Mr. Shapira’s agreement contains provisions for vacation days, sick leave, managers’ insurance and an education fund.  The agreement is for an unspecified period of time and can be terminated by either party with advance notice of three months. Mr. Shapira will continue to receive his salary and benefits for a period of nine months after termination by either party, unless we terminate the agreement for cause. The aggregate monthly cost to us of Mr. Shapira’s employment in 2008 amounted to approximately NIS 182,000 (approximately $47,900). In addition, in 2008, we paid Mr. Shapira a bonus in the amount of NIS 3.53 million and recorded an aggregate yearly expense of NIS 5.2  million in relation to the options granted to Mr. Shapira under the share incentive plan.

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

For a summary of the significant differences between our corporate governance practices as a foreign private issuer and those required of U.S. domestic companies under NYSE Listing Standards see “Item 16G – Corporate Governance”.

Under the Companies Law, our Board of Directors must determine the minimum number of directors having financial and accounting expertise, as defined in the regulations of the Companies Law , that our Board of Directors should have.  In determining the number of directors required to have such expertise, the Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that we require at least two directors with the requisite financial and accounting expertise and that Messrs. Dankner, Erel, Manor, Bigger, Cohen, Bronshtein and Gavrieli have such expertise. The Companies Law and the regulations promulgated thereunder also require that at least one of our External Directors has financial and accounting expertise and consider a person who is an audit committee independent financial expert according to a foreign law, to comply with that requirement.  Our Board of Directors has determined that Ms. Ronit Baytel qualifies as an "audit committee financial expert" as defined by the SEC in Item 16.A of Form 20-F.

Board of Directors and Officers

Our Board of Directors currently consists of twelve directors, including three independent directors under the rules of the Sarbanes-Oxley Act applicable to audit committee members, of which two also qualify as external directors under the Companies Law.  Eight of our current directors, including the independent directors, were elected at our annual shareholders meeting held in August 2008. The external directors were appointed for an initial period of three years. Two additional directors, Messrs. Dankner and Manor, were appointed by DIC, as founding shareholder, in accordance with our license and articles of association’s requirement that at least 20% of our directors be appointed by Israeli citizens and residents from among our founding shareholders. Our articles of association provide that we must have at least five directors.

Each director (other than external directors and directors required to be appointed by Israeli citizens and residents from among our founding shareholders) will hold office until the next annual general meeting of our shareholders following his or her election. The approval of at least a majority of the voting rights represented at a general meeting and voting on the matter is generally required to remove any of our directors from office (other than external directors  and directors required to be appointed by Israeli citizens and residents from among our founding shareholders), provided that directors appointed by the Board of Directors may also be removed by the Board of Directors.  A majority of our shareholders at a general meeting may elect directors or fill any vacancy, however created, in our Board of Directors (other than external directors and directors required to be appointed by Israeli citizens and residents from among our founding shareholders).  In addition, directors, other than an external director or a director required to be appointed by Israeli citizens and residents from among our founding shareholders, may be appointed by a vote of a majority of the directors then in office.

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

External Directors

Qualifications of external directors

Companies incorporated under the laws of the State of Israel whose shares are listed on a stock exchange are required by the Companies Law to appoint at least two external directors.  External directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law. The appointment of our external directors was approved by our shareholders in May 2007.  The Companies Law provides that a person may not be appointed as an external director if the person, or the person’s relative, partner, employer or any entity under the person’s control, has or had during the two years preceding the date of appointment, any affiliation with the company or any entity controlling, controlled by or under common control with the company.

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

Audit committee

Under the Companies Law, the board of directors of a public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the company’s external directors. The audit committee may not include the chairman of the board, any director employed by the company or providing services to the company on an ongoing basis, a controlling shareholder or any of a controlling shareholder’s relatives. The members of the audit committee are also required to meet the independence requirements established by the SEC in accordance with the requirements of the Sarbanes-Oxley Act..

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

Our audit committee is composed entirely of independent members (and includes all the external directors)- Messrs. Joseph Barnea (chairman), Shlomo Waxe and Ronit Baytel. Our board of directors determined Ms. Ronit Baytel to be qualified to serve as an "audit committee financial expert" as defined by the SEC's rules.

Cost analysis committee

Our cost analysis committee reviews our costs and recommends ways to achieve cost efficiency in our activities to our Board of Directors.  Our cost analysis committee consists of Messrs. Bronshtein (Chairman) from August 2008 (until his retirement from our Board of Directors in August 2008 Mr. Lieder served as Chairman.), Erel, Cohen, Livnat, Bisker, Waxe and Barnea.

Option committee

Our option committee administers the issuance of options under our 2006 Share Incentive Plan to our employees who are not office holders, as well as any actions and decisions necessary for the ongoing management of the plan.  Our option committee consists of Messrs. Erel (Chairman), Dankner, Livnat and Barnea.

Security committee and observer

Our security committee, which we were required to appoint once we became a public company pursuant to our license, deals with matters concerning state security. Only directors who have the requisite security clearance by Israel’s General Security Services may be members of this committee.  The committee is required to be comprised of at least four members, including at least one external director. In addition, the Minister of Communications is entitled under our license to appoint a state employee with security clearance to act as an observer in all meetings of our Board of Directors and its committees. Such an observer was appointed in February 2008. Our security committee consists of Messrs. Waxe, Bisker Cohen and Barnea.

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

Under the Companies Law, once an office holder complies with the above disclosure requirement, the transaction can be approved, provided that it is not adverse to the company’s interest. A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee, will generally not be present at this meeting or vote on this matter unless a majority of the directors or members of the audit committee have a personal interest in the matter. If a majority of the directors have a personal interest in the matter, the matter also generally requires approval of the shareholders of the company. Under the Companies Law, unless the articles of association provide otherwise, a transaction with an office holder, or a transaction with a third party in which the office holder has a personal interest, requires approval by the board of directors. If it is an extraordinary transaction or an undertaking to indemnify or insure an office holder who is not a director, audit committee approval is required, as well.  Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the audit committee, board of directors and shareholders, in that order. Our articles of association provide that a non-extraordinary transaction with an office holder, or with a third party in which an office holder has a personal interest, may be approved by our Board of Directors, by our Audit Committee or, if the transaction involves the provision of our communications services and equipment or involves annual payments not exceeding NIS 250,000 per transaction, by our authorized signatories.

Personal interests of a controlling shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Accordingly, DIC, and entities and persons that directly or indirectly control DIC, are considered to be our controlling shareholders. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder or his or her relative, who is an employee or director, require the approval of the audit committee, the board of directors and a majority of the shareholders of the company. In addition, the shareholder approval must fulfill one of the following requirements:

•	at least one-third of the shareholders who have no personal interest in the transaction and who vote on the matter vote in favor of the transaction; or

•	the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than 1% of the voting rights in the company.

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

A.          EMPLOYEES

Our ability to achieve our strategic goals largely depends on our employees.  Consequently, we strive to recruit the most suitable candidates for each position, to give our employees the best training needed to qualify them for their tasks within our organization and aim to keep them satisfied while being productive and efficient. We implement a comprehensive review system that periodically analyzes our employees’ performance in order to improve their performance and in order to enable us to properly compensate, retain and promote our best employees.  Since we are committed to provide the best service to our subscribers, approximately 77% of our work force is engaged in customer facing positions.

The numbers and breakdowns of our full-time equivalent employees as of the end of the past three years are set forth in the following table:

	Number of Full-Time Equivalent Positions
Unit	December 2006**	December 2007**	December 2008
Management and headquarters	32	34	35
Human resources	44	46	49
Marketing	73	74	73
Customers*	2,597	3,709	3,310
Finance	120	113	121
Technologies	700	654	718
Total	3,566	4,630	4,306

* Includes the customer facing units: business customers, sales and services, operations and supply chain. During 2006 some of the functions of some of the units above (such as security, purchasing and administration departments and logistic teams from other units) were transferred to the customer facing units.
**Including an estimated number of 114 and 30 higher cost temporary workers, most of whom belonged to the Technologies unit at December  2006 and 2007, respectively.

Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days and other conditions of employment. Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment. Commencing in October 2008, Israeli law requires us to hire certain workers retained through subcontractors who provided us services for a certain period. We are complying with this obligation. In addition, commencing in January 2008, under an order issued by the Ministry of Industry, Commerce and Labor, all Israeli employers are obligated to contribute to a pension plan amounts equal to a certain percentage of the employee's wages, for all employees, after a certain minimum period of employment. We are complying with this obligation.  For those of our employees who are entitled to a pension arrangement according to their employment agreement, we fund future severance pay obligations by contributing to managers’ insurance or other pension arrangements in the amount of 8.3% of the employee’s wages.  We have no unfunded liability in respect of these employees. Under that order, additional employees are entitled to contribution to a pension plan, which shall increase gradually until 2013 and up to 5% of the employee’s wages, with additional identical contribution for severance pay. A provision in our financial reports covers severance pay to those employees who were not entitled to managers’ insurance or other pension arrangements or for the balance between future severance pay according to the law and the contribution for severance payment, made according to said order. Furthermore, we and our employees are required to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Such amounts also include payments by the employee for health insurance. The total payments to the National Insurance Institute are equal to approximately 17.43% of an employee’s wages (up to a specified amount), of which the employee contributes approximately 12% and the employer contributes approximately 5.43%.

We enter into personal employment agreements with our employees on either a monthly (in most cases, full-time positions) or hourly basis. Employment agreements with most of our employees are at will. Substantially all of our employees have signed non-disclosure and non-competition agreements, although the enforceability of non-competition agreements is limited under Israeli law.

Our employee compensation structure is aimed at encouraging and supporting employee performance towards enabling us to meet our strategic goals. Approximately 3,400 of our employees are entitled to performance-based incentives, which are granted mainly to customer-facing personnel, such as sales and service employees. Moreover, substantially all employees, with the exception of customer service representatives who are eligible to additional compensation based on individual performance, are entitled to an annual bonus based on our overall performance, subject to the discretion of our Board of Directors. We intend to pay these employees a yearly bonus for the year 2008 in an aggregate amount of approximately NIS 52 millions.  We also contribute funds on behalf of some of our employees to an education fund.

We have entered into agreements with a number of manpower agencies and programming companies under which they provide us with temporary workers.

Our employees are not represented by any labor union. Since our inception, we have not experienced labor-related work stoppages and believe that our relations with our employees are good.

B.          SHARE OWNERSHIP

As of December 31, 2008, one of our directors, Mr. Nochi Dankner may be deemed to beneficially own 51,555,091, or approximately 52.42%, of our ordinary shares. 51,450,000 ordinary shares of these are beneficially owned by DIC, of which Mr. Dankner is the Chairman of the board of directors and 105,091 ordinary shares are held by indirect subsidiaries of IDB Development (of which Mr. Dankner is the Chairman of the board of directors), for their own account. Mr. Dankner is also a controlling shareholder, the Chairman of the board of directors and Chief Executive Officer of IDB. IDB Development, IDB, Mr. Dankner and each of our other directors who are affiliated with IDB or DIC, disclaim beneficial ownership of such shares.
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

The options / RSUs have a term of six years and vest in four equal installments on each of the first, second, third and fourth anniversary of the date of grant. Under the plan, unvested options / RSUs terminate immediately upon termination of employment or service.  The plan, as amended in August 2008, defines acceleration events of options/ RSUs granted, including a merger, a consolidation, a sale of all or substantially all of our consolidated assets, or DIC ceasing to control (as the term "control" is defined in the Israeli Securities Law; namely the ability to direct a company's activities) us (previously - upon a decrease in DIC's share ownership to less than 50.01% of our outstanding share capital).  The plan terminates upon the earlier of ten years from its adoption date or the termination of all outstanding options / RSUs pursuant to an acceleration event. In August 2008, we amended the option plan and the terms of our outstanding options as follows: (1) the definition of corporate transactions triggering accelerated vesting of the options, was changed as detailed above; (2) we are required to provide the grantees with a ten day period to exercise the options upon the occurrence of a corporate transaction. An additional change was approved only in regards to options already granted prior to the adoption of the amendment: when a grantee is dismissed without cause, an additional period of up to six (6) months from the date of dismissal will be allowed for vesting of the third or fourth portions of the options to occur.

In October and November 2006, we granted options to purchase an aggregate of 2,414,143 ordinary shares at an exercise price of $12.60 per share on the terms set forth above. Among those grants were options to purchase up to 450,000 ordinary shares to each of Mr. Ami Erel, our Chairman of the Board of Directors, and Mr. Amos Shapira, our Chief Executive Officer. The balance of those grants was made to our officers and senior employees.  Distribution of cash dividends before the exercise of these options reduces the exercise price of each option by an amount equal to the gross amount of the dividend per share distributed. In March 2007, we granted options to purchase an aggregate of 30,786 ordinary shares at an exercise price of $12.60 per share to certain of our senior employees, under the terms of the plan. In August 2008, we granted options to purchase an aggregate of 27,500 ordinary shares at an exercise price of $25 per share to certain of our senior employees, under the terms of the plan.
In November 2008, such persons, including our Chairman of the Board of Directors, our Chief Executive Officer and our officers, entered into an agreement to sell to a financial institution an aggregate of 785,534 of our shares, constituting approximately 0.8% of our issued share capital, issued upon their exercise of vested options. We were informed that the purchaser had intended to place such shares for sale outside the United States to non-US investors.
As of December 31, 2008, substantially all vested options, which constitute approximately half of the amount of options granted, including those of Messrs. Ami Erel and Amos Shapira, were exercised. As of December 31, 2008, an aggregate of 1,274,863 ordinary shares are issuable upon exercise of options according to the terms above. However, the terms of the 2006 Share Inventive Plan provide for a net exercise mechanism, the result of which is to require us to issue a smaller number of ordinary shares than represented by the outstanding options.  Unless the Board of Directors otherwise approves, the number of ordinary shares issuable by us upon the exercise of an option will represent a market value that is equal to the difference between the market price of the ordinary shares and the option exercise price of the exercised options, at the date of exercise.
In March 2007, we filed a registration statement on Form S-8 under the Securities Act covering all ordinary shares subject to outstanding options or issuable pursuant to our 2006 Share Incentive Plan. Shares registered under this Form S-8 registration statement are available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates and vesting restrictions.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          MAJOR SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our shares as of December 31, 2008, by each person, or group of affiliated persons, known to us to be the beneficial owner of 5% or more of our outstanding shares.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes any shares issuable pursuant to options that are exercisable within 60 days of December 31, 2008. Any shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person.  The percentage of beneficial ownership for the following table is based on 98,349,312 ordinary shares outstanding as of December 31, 2008.  To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, our major shareholders do not have different voting rights and the persons named in the table have sole voting and investment power with respect to all ordinary shares held by them.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent

Discount Investment Corporation Ltd.*	51,450,000	52.31%
Massachusetts Financial Services Company**	4,923,415	5.01%
Directors and executive officers as a group (23 persons)***	51,555.091	52.42%

*
Includes 21,711,645 held by DIC directly, 24,375,855 ordinary shares held by two wholly-owned subsidiaries of DIC (namely, PEC Israel Economic Corporation, a Maine corporation, and DIC Communication and Technology Ltd., an Israeli company) and 5,362,500 ordinary shares, representing approximately 5.45% of our issued and outstanding shares, held by four shareholders whose voting rights are vested in DIC. DIC is a majority-owned subsidiary of IDB Development Corporation Ltd., or IDB Development, which in turn is a majority-owned subsidiary of IDB.  IDB, IDB Development and DIC are public Israeli companies traded on the Tel Aviv Stock Exchange.

IDB is controlled as follows:

•
Ganden Holdings Ltd., or Ganden, a private Israeli company controlled by Nochi Dankner (who is also the Chairman of the board of directors and Chief Executive Office of IDB, the Chairman of the board of directors of IDB Development and DIC and one of our directors) and his sister Shelly Bergman, holds as of December 31, 2008, directly and through a wholly-owned subsidiary, approximately 55.26% of the outstanding shares of IDB;

•	Shelly Bergman, through a wholly-owned company, holds as of December 31, 2008 approximately 4.23% of the outstanding shares of IDB;

•
Avraham Livnat Ltd., or Livnat, a private company controlled by Avraham Livnat (one of whose sons, Zvi Livnat, is a director and Executive Vice President of IDB, a director and Deputy Chairman of the board of directors of IDB Development and a director of DIC, and another son, Shay Livnat, is one of our directors and a director of IDB Development) holds as of December 31, 2008, directly and through a wholly-owned subsidiary, approximately 13.43% of the outstanding shares of IDB; and

•
Manor Holdings BA Ltd., or Manor, a private company controlled by Ruth Manor (whose husband, Isaac Manor, is one of our directors a director and Deputy Chairman of the board of directors of IDB, and a director of IDB Development and DIC, and their son Dori Manor is a director of IDB, IDB Development and DIC) holds as of December 31, 2008, directly and through a majority-owned subsidiary, approximately 13.42% of the outstanding shares of IDB.

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

Most of the foregoing holdings in IDB have been pledged to financial institutions as collateral for loans taken to finance the purchase of IDB's shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell such holdings.

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

**	According to a schedule 13-G filed by the shareholder on February 3, 2009 In the schedule the shareholder claims to have sole voting power only over 4,461,195 shares.
***
Includes the 51,450,000 shares held, directly or indirectly, by DIC and 105,091 shares held by indirect subsidiaries of IDB Development, for their own account, which may be deemed to be beneficially owned by Nochi Dankner by virtue of his control of IDB. Does not include an aggregate of 1,821,765  of our ordinary shares held, as of December 31, 2008, by members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds, insurance policies and unaffiliated third-party client accounts, which are managed by subsidiaries of IDB. IDB and IDB Development, each of our directors who is affiliated  with IDB or DIC disclaims beneficial ownership of such shares.

As of December 31, 2008, we had eight holders of record of our equity securities who are, to our knowledge, located in the United States.  The shares held by these eight holders of record represent 82.02% of our outstanding ordinary shares.  However, this number is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are located because approximately 69.19% of our ordinary shares were held of record by Cede & Co. for the account of the brokers or other nominees, including the Tel Aviv Stock Exchange;  DIC’s direct holding of approximately 22.08% is also held of record by Cede & Co;  and PEC Israel Economic Corporation, a  Maine corporation that is the holder of record of approximately 12.39% of our outstanding shares, is wholly owned by DIC.

Prior to September 2005, our initial principal shareholders were DIC, which indirectly held approximately 25% of our share capital, and BellSouth Corporation and the Safra brothers of Brazil, who indirectly held together approximately 69.5% of our share capital and held the voting rights in additional 5.5% of our share capital.  DIC acquired the shares and voting rights of BellSouth and the Safra brothers in September 2005 and subsequently sold an aggregate of 16.0% of our share capital to financial investors in four transactions during 2006 and an additional approximately 19.5% of our share capital as part of our initial public offering in February 2007. Also as part of our initial public offering, Goldman Sachs International, then a 5% shareholder, sold 1% of our then issued and outstanding share capital. In 2007 and 2008, DIC sold in several additional transactions approximately 11.62% of our issued share capital to a financial institution which informed DIC at the time of its intention to place such shares for sale outside the United States to non-US investors

B.          RELATED PARTY TRANSACTIONS

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

Original 1997 shareholders agreements

Brian Greenspun, Daniel Steinmetz, Benjamin Steinmetz and Shlomo Piotrkowsky, who currently own of record, directly or indirectly, an aggregate of approximately 5.45% of our outstanding ordinary shares, granted the voting rights in these shares to BellSouth and the Safra brothers. These voting rights were assigned to DIC in connection with its acquisition of our control in September 2005. These minority shareholders are restricted from transferring these shares without the prior written consent of DIC and subject to a right of first refusal in favor of DIC. Each of these minority shareholders is also committed not to compete, directly or indirectly, with our cellular communications business in Israel so long as he is a shareholder and for a period of one year thereafter.

Goldman Sachs 2006 share purchase agreement and shareholders agreement

In 2006, DIC sold 5% of our then issued and outstanding share capital to Goldman Sachs International, an affiliate of Goldman Sachs & Co. In connection with this transaction, DIC undertook to cause us, subject to applicable law and contractual limitations, to adopt a dividend policy to distribute annually at least 75% of our annual net income, provided that any such distribution is not detrimental to our cash needs or to any plans authorized by our Board of Directors. The parties agreed that our Board of Directors would include at least seven directors, excluding external (independent) directors, with the chairman of our Board of Directors having a deciding vote on matters that are tied.  For so long as DIC is our largest shareholder and holds at least 35% of our voting power, it was agreed that the parties would endeavor to cause the election of our chairman from among the directors nominated by the IDB group.  The parties further agreed that they would use all their voting power to elect all nominees designated by the IDB group to our Board of Directors.

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

Migdal 2006 share purchase agreement

In 2006, DIC sold 4% of our then outstanding ordinary shares to Migdal Insurance Company Ltd. and two of its affiliates, or the Migdal shareholders. As part of this transaction, DIC granted the Migdal shareholders (i) a tag along right, in the event it sells shares resulting in it no longer being a controlling shareholder and (ii) an adjustment mechanism, in the event that, prior to April 3, 2008, it sells shares at a price per share which is less than the price of $14.71 per share paid by the Migdal shareholders (subject to adjustment for dividend distributions and other recapitalization events and a certain interest-like adjustment), according to which it will transfer to the Migdal shareholders, for no additional consideration, such number of shares that equals the price difference based on the lower price per share.  In return, DIC has the right to force the Migdal shareholders to sell their shares in a transaction in which DIC sells all of its shares to a purchaser outside the IDB group.  To the best of our knowledge, no such rights or adjustments have materialized.

As the Migdal shareholders are no longer registered in our shareholders' register we do not know if they still hold any of our ordinary shares.

Bank Leumi 2006 share purchase agreement and First International Bank 2006 share purchase agreement

In 2006, DIC sold 5% of our then outstanding ordinary shares to Leumi and Co. Investment House Ltd. (an affiliate of Bank Leumi Le-Israel B.M.) and 2% of our then outstanding shares to Stocofin (Israel) Ltd. (an affiliate of the First International Bank of Israel Ltd.). As part of these transactions, DIC undertook to cause us, subject to applicable law, our license and contractual limitations, to adopt a dividend policy to distribute annually at least 75% of our annual net income, provided that any such distribution is not detrimental to our cash needs or to any plans authorized by our Board of Directors. Furthermore, DIC granted these entities (i) a tag along right in the event it sells shares resulting in the purchaser becoming a controlling shareholder and (ii) an adjustment mechanism, in the event that, prior to May 29, 2008, it sells shares or we issue shares (subject to certain exceptions) at a price per share lower than the price per share paid by these entities (which was $14.87 for Leumi and Co. Investment House Ltd. and $14.20 for Stocofin (Israel) Ltd.) (subject to adjustment for dividend distributions and other recapitalization events and a certain interest-like adjustment), according to which it will transfer to such other parties, for no additional consideration, such number of shares that equals the price difference based on the lower price per share. To the best of our knowledge, no such rights or adjustments have materialized.

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

As of December 31, 2008, an aggregate amount of approximately NIS 255 million of our Series A, Series B, Series C and Series D Debentures were held by investors who are members of the IDB group and/or entities affiliated with IDB’s principal shareholders or officers.

As of December 31, 2008, an aggregate of 1,821,765 of our ordinary shares (in addition to the holdings set forth in the Beneficial Owners' table above) were held by members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds, insurance policies and unaffiliated third-party client accounts, which are managed by subsidiaries of IDB.

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

In December 2007, we entered into an agreement for the sale of real estate in Modi`in to Bayside Land Corporation Ltd., a public company controlled by IDB. The transaction was approved by our audit committee, board of directors and shareholders meeting. The transaction was completed in 2008.

In the ordinary course of business, from time to time, we purchase, lease, sell and cooperate in the sale of goods and services, or otherwise engage in transactions with entities that are members of the IDB group and entities affiliated with IDB’s principal shareholders or officers. We believe that all such transactions are on commercial terms comparable to those that we could obtain from unaffiliated parties

Registration Rights Agreement

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

ITEM 8.    FINANCIAL INFORMATION

A.          CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See Item 17.

Legal Proceedings

General

We are served from time to time with claims concerning various matters, including disputes with customers, commercial disputes with third parties with whom we do business and disputes with government entities, including local planning and building committees and the Ministry of Communications. The disputes with customers include purported class actions regarding claims such as alleged overcharging of tariffs and interconnection fees, misleading representations, unlawful rounding of tariffs and call units, providing services not in compliance with applicable law, our license’s requirements or with a subscriber’s agreement.  The following is a summary of our material litigation.

Two legislative changes, the adoption of the Israeli Class Actions Law in 2007 and the 2005 amendment to the Consumer Protection Law, include provisions that expand the causes of action for which a class of litigants may bring suit, including with regard to damages incurred prior to the effective dates of the law and the amendment, reducing the minimal requirements for certification of a class action suit and broadening and loosening the qualifications to be the leading plaintiff in a class action lawsuit.  These laws have increased and may increase further, the number of requests for certification of class action lawsuits against us and have increased and may increase further, our legal exposure as a result of such class action lawsuits and our legal costs in defending against such suits.  See “Item 3. Key Information – D. Risk Factors - We are exposed to, and currently are engaged in, a variety of legal proceedings, including class action lawsuits.”

All amounts noted below are nominal and, in cases where the claim is approved, will be adjusted to reflect changes in the Israeli CPI and statutory interest, from the date that each claim was filed.

Based on advice of counsel, we believe it is more likely than not that substantially all the claims and disputes detailed below will be determined in our favor and accordingly, no provision has been made in the financial statements in respect of these claims and disputes. We have made a provision in the amount of  NIS 10 millions, for the claim/s and dispute/s we are willing to settle and/or for which we cannot reach a conclusion that it is more likely than not that the claim/s and/ or dispute/s will be determined in our favor.

Purported class actions

In September 2000, a purported class action lawsuit was filed against us in the District Court of Tel-Aviv–Jaffa by one of our subscribers in connection with VAT charges in respect of insurance premiums and the provision of insurance services that were allegedly provided not in accordance with the law. In February 2006, the motion for certification as a class action was denied.  In March 2006, an appeal was filed with the Supreme Court challenging the dismissal. In December 2008, the appeal was partially allowed and the claim was returned for further consideration by the District Court of certain issues determined by the Supreme Court. If the lawsuit is certified as a class action, the amount of the claim is estimated by the plaintiff to be NIS 402 million.

In August 2001, a purported class action lawsuit was filed against us in the District Court of Tel-Aviv–Jaffa by one of our subscribers in connection with our outgoing call tariffs on the “Talkman” (pre-paid) plan and the collection of a distribution fee for “Talkman” calling cards.  In June 2004, the motion for certification as a class action was denied.  In September 2004, this decision was appealed to the Israeli Supreme Court.  In July 2007, the Israeli Supreme Court accepted a petition filed by both parties with mutual consent, in light of the Israeli Class Action Law, 2006, to resubmit the purported class action lawsuit for consideration in the District Court of Tel Aviv-Jaffa. If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiff to be NIS 135 million.

In December 2002, a purported class action lawsuit was filed against us (and another cellular operator) in the District Court of Tel-Aviv–Jaffa in connection with our incoming call tariff to subscribers of other operators when calling our subscribers during the period before the regulation of interconnect fees. In December 2008, the motion for certification as a class action was dismissed with prejudice In January 2009, an appeal was filed with the Supreme Court challenging the dismissal. If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiff to be NIS 1.6 billion.

In April 2003, a purported class action lawsuit was filed against us and two other cellular operators, with the District Court of Tel-Aviv–Jaffa in connection with our incoming SMS tariff to subscribers of other operators when sending SMS messages to our subscribers during the period before the regulation of SMS interconnect fees.  If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiff to be NIS 90 million, without specifying the amount claimed from us individually.

In August 2003, a purported class action lawsuit was filed against us in the District Court of Tel-Aviv–Jaffa (and later transferred to the District Court of the Central Region) by one of our subscribers in connection with our method of rounding the rates of calls, our method of linking rates of calls to the consumer price index and an alleged unlawful approval of a certain rate that was approved by the Ministry of Communications in 1996.  Following the amendment to the Consumer Protection Law in December 2005, the plaintiff filed an amended statement of its claim in March 2006, to which we have replied.  If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiff to be NIS 150 million.

In August 2006, a purported class action lawsuit was filed against us (and two other cellular operators) in the District Court of Tel-Aviv–Jaffa by plaintiffs alleging to be subscribers of the defendants in connection with sums allegedly unlawfully charged for a segment of a call that was not actually carried out.  If the lawsuit is certified as a class action, the total amount claimed is estimated by the plaintiffs as exceeding NIS 100 million without specifying the amount claimed from us individually.

In February 2007, a purported class action lawsuit was filed against us (and two other cellular operators) in the District Court of Tel-Aviv, by plaintiffs alleging to be subscribers of the defendants, in connection with sums that were allegedly overcharged in breach of the cellular operators’ licenses, based on charge units larger than the charge units the defendants were allegedly authorized to charge under their licenses for calls initiated or received by the subscribers while abroad. If the lawsuit is certified as a class action, the total amount claimed from the cellular operators is estimated by the plaintiffs to be approximately NIS 449 million, of which approximately NIS 193.5 million is attributed to us.

In May 2007, a purported class action lawsuit was filed against us in the District Court of Tel-Aviv-Jaffa by two plaintiffs alleging to be our subscribers in connection with allegations that we unlawfully and in violation of our license raised our tariffs, in pricing plans that included a commitment to purchase certain services for a predefined period. If the lawsuit is certified as class action, the amount claimed is estimated by the plaintiffs to be approximately NIS 875 million.

In November 2007, a purported class action lawsuit was filed against us in the District Court of the Central Region, by a plaintiff alleging to be our subscriber in connection with allegations that we have charged our subscribers for content services without obtaining their specific consent, in a manner which complies with the provisions of our general license. If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiff to be approximately NIS 432 million.

In December 2007, a purported class action lawsuit was filed against us (and two other cellular operators) in the District Court of Tel Aviv-Jaffa by plaintiffs alleging to be residing next to cell sites of the defendants which the plaintiffs allege were built in violation of the law. The plaintiffs allege that the defendants have created environmental hazards by unlawfully building cell sites and therefore demand that the defendants will compensate the public for damages (other than personal damages, such as depreciation of property and/or health related damages which are excluded from the purported class action), demolish existing unlawfully built cell sites and refrain from unlawfully building new cell sites. If the lawsuit is certified as a class action, the compensation claimed from the defendants (without any allocation of this amount among the defendants) is estimated by the plaintiffs to be NIS 1,000 million.

In March 2008, a purported class action lawsuit was filed against us in the District Court of Central Region by plaintiffs alleging to be our subscribers, in connection with allegations that we have unlawfully charged our subscribers for providing them with call details records. If the lawsuit is certified as a class action, the total amount claimed is estimated by the plaintiffs to be approximately NIS 440 million.

In April 2008, a purported class action lawsuit was filed against us in the District Court of Tel Aviv-Jaffa, by plaintiffs alleging to be our subscribers, connection with allegations that we overcharged certain subscribers entitled to rebates under their agreement with us, by miscalculating the rebate. If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiffs to be approximately NIS 100 million.

In May 2008, a purported class action lawsuit was filed against us (and two other cellular operators) in the District Court of Tel Aviv-Jaffa, by plaintiffs alleging to be subscribers of the defendants, in connection with allegations that the defendants have unlawfully charged their subscribers for certain failed calls attempted by the subscribers, while abroad. If the lawsuit is certified as a class action, the total amount claimed from all three defendants is estimated by the plaintiffs to be approximately NIS 50 million, without specifying the amount attributed to us.

In July 2008, a purported class action lawsuit was filed against us in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be our subscriber, connection with allegations that we mislead and overcharge certain subscribers, in relation to airtime packages. If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiff to be approximately NIS 72 million.

In July 2008, a purported class action lawsuit was filed against us in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be our subscriber, connection with allegations that we mislead and unlawfully charge our subscribers for a certain automatic call completion service, even if not used. If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiff to be approximately NIS 179 million.

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

There is a dispute between the Ministry of Communications and us with respect to the payment of fees for GSM and UMTS frequencies.  The amount in dispute as of December 31, 2008 is approximately NIS 71 million (including interest and CPI linkage differences).  Until a final decision on this matter, we deposited about half of the principal amount with the Ministry of Communications, but have not expensed the deposited sum in our financial statements. We have applied to the courts regarding this issue.

In December 2007, we were served with a petition filed with the Israeli High Court of Justice against the Ministry of Communications and another cellular operator, seeking to retroactively apply the amendment to the cellular operators’ general license, effected September 2007, which prevents the cellular operators from offering subscribers calling plans using airtime charging units other than the basic airtime charging unit, or alternatively to retroactively cancel any charges which may be imposed on subscribers when transferring, before the lapse of a predetermined period, to calling plans based on the basic airtime charging unit. We and one other cellular operator were joined as formal respondents. The court has instructed only the Ministry of Communications to submit its response. In its response, the Ministry of Communications opposes the petition.  .

In a small number of instances, local planning and building committees that were sued for depreciation of property in accordance with Section 197 of the Planning and Building Law have attempted to join cellular operators, including us, as defendants to the claims despite the fact that the cellular operators (including us) in such cases did not provide indemnification letters to such planning and building committees.

Dividend Policy

In February 2006, our board of directors adopted a dividend policy to distribute each year at least 75% of our annual net income determined (in accordance with Israeli GAAP for periods until December 31, 2007 and in accordance with IFRS for periods commencing on or after January 1, 2008), subject to applicable law, our license and our contractual obligations and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors.  In March 2007, our Board of Directors resolved to distribute dividends within the boundaries of the February 2006 dividend policy and until resolved otherwise, on a quarterly basis. Our Board of Directors will consider, among other factors, our expected results of operation, including changes in pricing and competition, planned capital expenditure for technological upgrades and changes in debt service needs, including due to changes in interest rates or currency exchange rates, in order to reach its conclusion that a distribution of dividends will not prevent us from satisfying our existing and foreseeable obligations as they become due.  In addition, there is an agreement among the controlling shareholders of IDB, our ultimate parent company, to target a dividend distribution of at least 50% of its distributable gains each year. Dividend payments are not guaranteed and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends or to pay dividends at a ratio to net income that is less than that paid in the past.  For example, our Board of Directors may determine that our cash needs for debt service, capital expenditures or operations may increase and that it would not be prudent to distribute dividends. Accordingly, shareholders should not expect that any particular amount will be distributed by us as dividends at any time, even if we have previously made dividend payments in such amount.

Our ability to pay dividends was previously subject to limitations under our credit facility, which was fully repaid and terminated in March 2008. Currently our ability to pay dividends is subject to the following limitations under Israeli law:

Israeli law provides that dividends may only be paid out of cumulative retained earnings or out of retained earnings over the prior two years, provided that there is no reasonable concern that the payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.  Further, our license requires that we and our 10% or more shareholders maintain at least $200 million of combined shareholders’ equity. DIC’s shareholders’ equity was over NIS 4 billion (over $1.05 billion) at December 31, 2008.

We intend to declare dividends in NIS and convert them for payment in US$ (where applicable) based upon the daily representative rate of exchange as published by the Bank of Israel prior to the distribution date.

Prior to 2006, we had not distributed dividends.  In 2006, we distributed dividends in the amount of NIS 3.83 billion ($1.01 billion), constituting substantially all of our retained earnings from inception to December 31, 2005.  In 2007, we distributed dividends in the amount of NIS 655 million ($172 million). In March 2008, we distributed a dividend in the amount of approximately NIS 700 million ($184 million). In June 2008 we distributed a dividend in the amount of  approximately NIS 258 million ($68 million). In September 2008 we distributed a dividend in the amount of approximately NIS 270 million ($71 million). In December 2008 we distributed a dividend in the amount of approximately NIS 302 million ($79 million). The dividends distributed in respect of 2007 and the first nine months of 2008 constituted approximately 95% of our net income (in accordance with Israeli GAAP for periods until December 31, 2007 and in accordance with IFRS for periods commencing on or after January 1, 2008) for the respective period and part of our retained earnings from earlier periods.

On March 1, 2009 our board of directors declared a cash dividend for the fourth quarter of 2008 of NIS 2.75 per share, or approximately NIS 270 million in the aggregate. The dividend for the fourth quarter of 2008 constitutes approximately 95% of our net income (in accordance with IFRS) for the quarter and a part of our retained earnings from earlier periods.  The dividend per share that we will pay for the fourth quarter of 2008 does not reflect the level of dividends that may be paid for future quarterly periods, which can change at any time in accordance with the policy set out above.

B.          SIGNIFICANT CHANGES

No significant change has occurred since December 31, 2008, except as otherwise disclosed in this annual report.

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

	High	Low
	NIS	NIS
Annually
2007	119.45	85.02
2008	116.17	78.50

Quarterly
2007*
Third Quarter	98.88	85.02
Fourth Quarter	119.45	85.24
2008
First Quarter	112.75	92.75
Second Quarter	114.13	101.66
Third Quarter	116.17	96.33
Fourth Quarter	106.52	78.50

Monthly
2008
September	109.54	96.33
October	106.42	95.43
November	106.52	83.76
December	91.50	78.50
2009
January	87.00	80.20
February	88.91	83.85

* No information is provided regarding the first two quarters of 2007 since trading in our Ordinary Shares on the TASE commenced only on July 1, 2007.

On February 26, 2009, the closing price per share of our Ordinary Shares on the TASE was NIS 85.20.

Trading in the United States

Our ordinary shares have traded on the New York Stock Exchange under the symbol CEL since February 6, 2007.

The following table sets forth, for the periods indicated, the high and low prices in $ for our ordinary shares on The New York Stock Exchange.

	High $	Low $
Annually
2007	29.50	14.53
2008	20.41	34.37

Quarterly
2007
First Quarter	15.9	14.57
Second Quarter	21.91	14.53
Third Quarter	22.05	19.54
Fourth Quarter	29.5	20.34
2008
First Quarter	30.12	25.04
Second Quarter	33.71	27.59
Third Quarter	34.37	27.62
Fourth Quarter	29.36	20.41

Monthly
2008
September	30.21	27.62
October	29.36	25.6
November	27.57	21.81
December	23.38	20.41
2009
January	22.63	20.07
February	22.08	20.00

On February 27, 2009, the closing price per share of our Ordinary Shares on the NSYE was $20

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

According to our licenses, investors are prohibited from acquiring (alone or together with relatives or with other parties who collaborate on a regular basis) or transferring our shares, directly or indirectly (including a transfer by way of foreclosing on a pledge), in one transaction or a series of transactions, if such acquisition or transfer will result in a holding or transfer of 10% or more of any of our means of control, or from transferring any of our means of control if as a result of such transfer, control over our company will be transferred from one party to another, without the prior approval of the Ministry of Communications.  Our specific licenses also require approval of the Minister of Communications before acquiring the ability to effect a significant influence over us.  In this context, holding 25% of our means of control is presumed to confer significant influence.  In addition, according to our licenses, if you hold more than 5% of our means of control, you may not hold, directly or indirectly, more than 5% of the means of control in Bezeq or another cellular operator in Israel (subject to certain exceptions) and may not serve as an office holder of one of our competitors, other than in specific circumstances and subject to the approval of the Ministry of Communications. For more details relating to these restrictions, please see “Item 4. Information on the Company – B. Business Overview – Government Regulations—Our

Principal License” and our principal license, a convenience translation of which has been filed with the SEC. See "Item 19 – Exhibits".  The holding and transfer restrictions under our licenses are posted on our website at www.cellcom.co.il under “Investor Relations – Corporate Governance – Company Profile - Legal & Corporate”

Voting

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

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors.  Rather, under our articles of association our directors (other than external directors and directors appointed by Israeli citizens and residents from among our founding shareholders) are elected at a shareholders meeting by a simple majority of our ordinary shares.  As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors described under “Item 6.A – Directors and Senior Management—External Directors” and the right of DIC to directly appoint 20% of our directors described under “Item 6.A – Directors and Senior Management—Israeli Appointed Directors.” Directors may also be appointed for office by our Board of Directors until the next annual general meeting of shareholders.

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

Our articles of association provide that we may indemnify an office holder against:

•
a financial liability imposed on or incurred by an office holder in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court concerning an act performed in his or her capacity as an office holder.  Such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that the undertaking is limited to types of events which our Board of Directors deems to be foreseeable in light of our actual operations at the time of the undertaking and limited to an amount or criterion determined by our Board of Directors to be reasonable under the circumstances, and further provided that such events and amounts or criterion are set forth in the undertaking to indemnify;

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

We have undertaken to indemnify our directors, officers and certain other employees for certain events listed in the indemnification letters given to them.  Excluding reasonable litigation expenses, as described above, the aggregate amount payable to all directors and officers and other employees who may have been or will be given such indemnification letters is limited to the amounts we receive from our insurance policy plus 30% of our shareholders’ equity as of December 31, 2001, or NIS 486 million, and to be adjusted by the Israeli CPI.

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

Registration Rights Agreement

Upon the sale of shares by DIC to Goldman Sachs International on March 15, 2006, we entered into a registration rights agreement with Goldman Sachs International, DIC and two other shareholders who are subsidiaries of DIC on customary terms and conditions.  Upon the subsequent sales of shares by DIC to Migdal Insurance Company Ltd. and two of its affiliates, to Leumi & Co. Investment House Ltd. (an affiliate of Bank Leumi Le-Israel Ltd), and to Stocofin (Israel) Ltd. (an affiliate of the First International Bank of Israel Ltd.), these shareholders also joined the registration rights agreement. We refer to DIC, its two subsidiaries and the additional shareholders who are parties to the registration rights agreement as the registration rights holders. The shares eligible for registration under the agreement are ordinary shares held by the registration rights holders as of the respective dates they entered into the registration rights agreement and any additional ordinary shares such holders may thereafter acquire, so long as they are held by a registration rights holder or a “permitted transferee” (a person directly or indirectly controlling, controlled by or under common control with such registration rights holder) thereof. As of December 31, 2008, 46,087,500 ordinary shares, held by DIC directly and through its wholly owned subsidiaries, are entitled to registration rights as well as any additional shares still held, if held, by the other shareholders who joined the agreement.

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

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

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

Taxation of Distributions

 Subject to the discussion in "- Passive Foreign Investment Company Rules" below distributions paid on the Company’s shares, other than certain pro rata distributions of ordinary shares, will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Since the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, U.S. holders will generally be required to treat such distributions as taxable dividends and include them in income on the date of receipt.  Subject to applicable limitations, dividends paid to certain non-corporate U.S. holders in taxable years beginning before January 1, 2011, will be taxable at a maximum rate of 15%.  The amount of a dividend will include any amounts withheld by the Company or its paying agent in respect of Israeli taxes. The amount of the dividend will be treated as foreign source dividend income and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

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

Sale and Other Disposition of the Company’s Shares

Subject to the discussion in "- Passive Foreign Investment Company Rules" below for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder held the shares for more than one year.  The amount of gain or loss will be equal to the difference between the tax basis in the shares disposed of and the amount realized on the disposition.  Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company” for U.S. federal income tax purposes, or PFIC, for the taxable year of 2008.  The Company also believes that it will not be a PFIC for the taxable year of 2009.  However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, equity investments in less than 25%-owned entities) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year.  If the Company were to be treated as a PFIC for any taxable year during which a U.S. holder held a share in the Company, certain adverse consequences could apply to the U.S. holder. Specifically, gain recognized by a U.S. holder on a sale or other disposition of a share would be allocated ratably over the U.S. holder’s holding period for the share.  The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income in the current year.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year.  Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. holder during the preceding three years or the U.S. holder’s holding period, whichever if shorter, would be subject to taxation as described above.  Certain elections may be available (including a mark-to-market election) to U.S. holders that may mitigate the adverse consequences resulting from PFIC status.  In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate holders would not apply.

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

Taxation of Israeli Companies

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax at the rate of 27% for the 2008 tax year and at the rate of 26% for the 2009 tax year, and are generally subject to capital gains tax at a rate of 25% on capital gains derived after January 1, 2003, other than capital gains from the sale of listed securities, which are generally subject to the corporate tax rate in effect (unless a company was not subject to the Inflationary Adjustments Law (see below) or certain regulations prior to the time of publication of a certain amendment to the Israeli tax laws (as further explained below) in which case the tax rate is 25%).  Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961, referred to as the Tax Ordinance, which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease to 25% for the 2010 tax year and thereafter.

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

Taxation of Non-Israeli Residents

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on the Tel Aviv Stock Exchange or a recognized stock exchange outside of Israel (including the New York Stock Exchange), provided that such shareholders did not acquire their shares prior to the issuer’s initial public offering  (in which case a partial exemption may be available), that the gains were not derived from a permanent establishment maintained by such shareholders in Israel and that such shareholders are not subject to the Inflationary Adjustments Law.  Shareholders that do not engage in activity in Israel generally should not be subject to such law.  However, a non-Israeli corporation will not be entitled to the exemption from capital gains tax if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Taxation of Dividends Paid on Our Ordinary Shares

Taxation of Israeli Residents

Individuals who are Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20%, unless the recipient is a significant shareholder (as defined above) at any time during the 12-month period preceding the distribution in which case the applicable tax rate will be 25%.  The company distributing the dividend is required to withhold tax at the rate of 20% (a different rate may apply to dividends paid on shares deriving from the exercise of stock options or other equity based awards granted as compensation to employees or office holders of the company).  Companies which are Israeli residents are generally exempt from income tax on the receipt of dividends from another Israeli company, unless the source of such dividends is located outside of Israel in which case tax will generally apply at a rate of 25%.

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

F.          DIVIDENDS AND PAYING AGENTS

Not applicable.

G.          STATEMENT BY EXPERTS

Not applicable.

H.          DOCUMENTS ON DISPLAY

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act, applicable to foreign private issuers. As a foreign private issuer, we are exempt from certain rules and regulations under the Exchange Act prescribing the content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our ordinary shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file annual reports with the SEC on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish reports to the SEC on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year and other material information, in accordance with the reporting requirements applicable to us as a dual listed company and as required due to our controlling shareholder's reporting obligations with respect to us.  You may read and copy any document we file, including any exhibits, with the SEC without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Substantially all of our SEC filings are also available to the public at the SEC's website at http://www.sec.gov and as of July 2007 also at the TASE's website at http://maya.tase.co.il and at the Israeli Securities Authority's website at http://www.magna.isa.gov.il.

I.           SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the course of our normal operations, we are exposed to market risks including fluctuations in foreign currency exchange rates, interest rates and the Israeli CPI.  We are exposed to currency risks primarily as a result of purchasing inventory and fixed assets mainly in U.S. dollars while almost all of our cash receipts are in NIS. A substantial amount of our cash payments are incurred in, or linked to foreign currencies.  In particular, in 2007 and 2008, such payments represented approximately 33% each year, of total cash outflows (including payments of principal and interest on our debentures). Also, we are exposed to interest rate risks through our hedging instruments and to possible fluctuations in the Israeli CPI through our debentures.

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

The goal of our hedging program is to limit the impact of exchange rate fluctuations on our transactions denominated in U.S. dollars. We do not hold derivative financial instruments for trading purposes.  Nevertheless, under IFRS, we are required to treat our hedges of budgeted expenditures for which there is no contractual commitment as though they were speculative investments. As a result, we are required to value these hedge positions at the end of each fiscal quarter and record a gain or loss equal to the difference in their market value from the last balance sheet date, without any reference to the change in value to the related budgeted expenditures. Accordingly, these differences could result in significant fluctuations in our reported net income.

Prior to the full repayment of our credit facility in March 2008, we protected ourselves from fluctuations in foreign currency rates in respect of our U.S. dollar long-term loans, by utilizing compound foreign currency and interest rate swaps, throughout the entire period of the loan.

Also, as of December 31, 2008, we had four outstanding series of debentures, which are linked to the Israeli CPI, in an aggregate principal amount of approximately NIS 3.52 billion.  As of December 31, 2008, we had forward Israeli CPI / NIS transactions, in a total amount of NIS 1.85 billion, with an average maturity period of 1 (one) year, in order to hedge our exposure to fluctuations in the Israeli CPI.  We periodically review the possibility of entering into additional transactions in order to lower the exposure in respect of the debentures.

Set forth below is the composition of the derivative financial instruments at the following dates:

	As of December 31
	2006		2007		2008
	Par Value	Fair Value	Par Value	Fair Value	Par Value	Fair Value
	(In NIS millions)
Forward contracts on exchange rate (mainly US$– NIS)	507	(26)	537	(28)	763	23
Forward contracts on Israeli CPI rate	500	(15)	1,800	24	1,850	(1)
Options on the exchange rate (mainly US$– NIS)	659	(1)	530	1	1,226	5
Compounded foreign currency and interest swap	718	(70)	792	(61)	320	(12)
	2,384	(112)	3,659	(64)	4,159	15

Sensitivity information

Without taking into account our hedging instruments and based upon our debt outstanding as at December 31, 2008, fluctuations in foreign currency exchange rates, interest rates or the Israeli CPI would affect us as follows:

•	an increase of 0.1% of the Israeli CPI would result in an increase of approximately NIS 3.7 million in our financial expenses;

•	a devaluation of the NIS against the U.S. dollar of 1.0% would increase our financial expenses by approximately NIS 1 million.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.     CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2008, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

 Based on our assessment, management believes that as of December 31, 2008 our internal control over financial reporting is effective based on this criteria.

The effectiveness of management's internal control over financial reporting as of December 31, 2008, has been audited by the Company's independent registered public accounting firm, Somekh Chaikin, a member of KPMG International and their report as of March 1, 2009, herein expresses an unqualified opinion on the Company's internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm have issued an audit report on the effectiveness of our internal control over financial reporting. This report is included in page F-1 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Baytel qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. Ms. Baytel qualifies as an independent director under the independence standards applicable to listed company audit committee members, pursuant to Rule 10A-3 under the Securities Exchange Act.  See Item 16D below.

ITEM 16B.    CODE OF ETHICS

Our Code of Ethics applies to all of our officers, directors and employees. We have posted a copy of our Code of Ethics on our website at www.cellcom.co.il under “Investor Relations – Corporate Governance –Code of Ethics.”

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member of KPMG International, has served as our independent registered public accounting firm for 2007 and 2008. These accountants billed the following fees to us for professional services in each of those fiscal years:

	2007	2008
	(NIS in thousands)
Audit Fees	1,535	2,635
Audit-Related Fees (1)	872	-
Tax Fees	71	98
Total	2,478	2,733

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

None.

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

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.   CORPORATE GOVERNANCE

The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the NYSE:

Majority of Independent Directors - Under Section 303A.01 of the NYSE Listed Company Manual, or LCM, U.S. domestic listed companies, other than controlled companies (i.e. companies with a person or group owning more than 50% of the voting power), must have a majority of independent directors. We would not be subject to this requirement even if we were a U.S. company as we are a controlled company, and do not have a similar requirement under Israeli practice or the Israeli Companies Law.

Nominating/Corporate Governance Committee -Under Section 303A.04 of the LCM, a U.S. domestic listed company, other than a controlled company, must have a nominating/corporate governance committee composed entirely of independent directors. We would not be subject to this requirement even if we were a U.S. company as we are a controlled company, and are not required to have such a committee under the Israeli Companies Law.

Compensation Committee - Under Section 303A.05 of the LCM, a U.S. domestic listed company, other than a controlled company, must have a compensation committee composed entirely of independent directors. We would not be subject to this requirement even if we were a U.S. company as we are a controlled company, and do not have a compensation committee, as we do not have a requirement for a compensation committee under the Israeli Companies Law.

Separate Meetings of Non-Management Directors - Under Section 303A.03 of the LCM, the non-management directors of each U.S. domestic listed company must meet at regularly scheduled executive sessions without management. We do not have a similar requirement under the Israeli Companies Law, and our independent directors do not meet separately from directors who are not independent, other than in the context of audit committee meetings.

Audit Committee - Under Section 303A.06 of the LCM, domestic listed companies are required to have an audit committee that complies with the requirements of Rule 10A-3 of the Securities and Exchange Act of 1934. Rule 10A-3 requires the audit committee of a U.S. company to be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services, and that each such firm must report directly to the audit committee. However, Rule 10A-3 provides that foreign private issuers may comply with applicable home country law that (i) requires or permits shareholders to appoint the registered public accounting firm or (ii) prohibits the delegation of responsibility to the issuer’s audit committee without being in conflict with Rule 10A-3. Pursuant to the Israeli Companies Law, our registered public accounting firm is appointed by the shareholders at the annual meeting of shareholders. Our audit committee is responsible for recommending to the shareholders the appointment of our registered public accounting firm and to pre-approve the amounts to be paid to our registered public accounting firm. In addition, pursuant to the Israeli Companies Law, our financial statements must be approved by our board of directors. Such approval is given only after the review and recommendation of our audit committee. Pursuant to our audit committee charter, our audit committee is responsible for overseeing the work of our registered public accounting firm.

Equity Compensation Plans - Under Section 303A.08 of the LCM, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions as described in the Rule. We follow the requirements of the Israeli Companies Law under which approval of equity-compensation plans and material revisions thereto is within the authority of the board of directors. However, under the Israeli Companies Law, any compensation to directors, including equity based compensation, requires the approval of the audit committee, the board of directors and the shareholders, in that order, and

Corporate Governance Guidelines - Under Section 303A.09 of the LCM, domestic listed companies must adopt and disclose their corporate governance guidelines. We do not have a similar requirement under the Israeli Companies Law and therefore, other than as disclosed in this annual report on Form 20-F, we do not disclose our corporate governance guidelines.

PART III

ITEM 17.      FINANCIAL STATEMENTS

See pages F-1 through F-71 of this annual report.

ITEM 18.      FINANCIAL STATEMENTS

Not applicable

ITEM 19.      EXHIBITS

Exhibit Number	Description

1.1	Articles of Association and Memorandum of Association †
2.1	Form of Ordinary Share Certificate†
4.1	Series A Indenture dated December 21, 2005 and an addendum dated February 27, 2006 between Cellcom and Aurora Fidelity Trust Ltd. †
4.2	Series B Indenture dated December 21, 2005 and an addendum dated February 27, 2006 between Cellcom and Hermetic Trust (1975) Ltd. †
4.3	Series C Indenture dated September 20, 2007, between Cellcom and Aurora Fidelity Trust Ltd. ††
4.4	Series D Indenture dated September 20, 2007, between Cellcom and Hermetic Trust (1975) Ltd. ††
4.5	Amended 2006 Share Incentive Plan*
4.6	Registration Rights Agreement dated March 15, 2006 among Cellcom, Goldman Sachs International, DIC, DIC Communication and Technology Ltd. and PEC Israel Economic Corporation†

Exhibit Number	Description

4.7	Amended Non-Exclusive General License for the Provision of Mobile Radio Telephone Services in the Cellular Method dated June 27, 1994*
8.1	Subsidiaries of the Registrant†
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act *
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act *
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act *
15	Consent of Independent Registered Public Accounting Firm *

*	Filed herewith.

†	Incorporated by reference to our registration statement on Form F-1 (registration no. 333-140030) filed with the SEC on January 17, 2007.

††	Incorporated by reference to our annual report on Form 20-F for the year 2007 filed with the SEC on March 18, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cellcom Israel Ltd.

By:	/s/ Amos Shapira
	Name:	Amos Shapira
	Title:	President and Chief Executive Officer

Date: March 2, 2009

Report of Independent Registered Public Accounting Firm

To The Shareholders of
Cellcom Israel Ltd.

We have audited the accompanying consolidated balance sheets of Cellcom Israel Ltd. and subsidiaries (hereinafter – “the Company”) as of December 31, 2008 and 2007, and the consolidated income statements, the consolidated statements of recognized income and expenses, and consolidated statements of cash flows for the years then ended. We also have audited the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in “Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)”. The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in “Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission”.

The Company's annual consolidated financial statements for 2007 were previously prepared in conformity with Israeli generally accepted accounting principles. As more fully described in note 2A to the consolidated financial statements, the Company elected in 2008, to change the basis of accounting used in preparing its financial statements for it to be in conformity with IFRS as issued by the IASB. Consequently, the Company's annual prior year financial statements for 2007, referred to above, are now being presented in accordance with IFRS as issued by the IASB.

The accompanying consolidated financial statements as of and for the year ended December 31, 2008 have been translated into United States dollars (“dollars”) solely for the convenience of the reader.  We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Israeli Shekels (“NIS”) have been translated into dollars on the basis set forth in Note 2D to the consolidated financial statements.

/s/ Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel
March 1, 2009

Cellcom Israel Ltd. and Subsidiaries

Consolidated Balance Sheets

All amounts are in millions

				Convenience
				translation
				Into
				U.S. dollar
				(Note 2D)
		December 31	December 31	December 31
		2007	2008	2008
	Note	NIS	NIS	US$

Assets
Cash and cash equivalents	6	911	275	72
Trade receivables	7	1,385	1,478	389
Other receivables, including derivatives	7	96	112	30
Inventory	8	245	119	31

Total current assets		2,637	1,984	522

Trade and other receivables	7	575	602	158
Property, plant and equipment, net	9	2,335	2,159	568
Intangible assets, net	10	685	675	178

Total non- current assets		3,595	3,436	904

Total assets		6,232	5,420	1,426

Liabilities
Short-term borrowings	14	353	329	87
Trade payables and accrued expenses	11	953	677	178
Current tax liabilities		122	65	17
Provisions	12	91	47	13
Other current liabilities, including derivatives	13	384	385	101

Total current liabilities		1,903	1,503	396

Long-term loans from banks	14	343	-	-
Debentures	14	2,983	3,401	895
Provisions	12	14	17	4
Other long-term liabilities		3	1	-
Deferred taxes	25	149	156	41

Total non- current liabilities		3,492	3,575	940

Total liabilities		5,395	5,078	1,336

Shareholders’ equity	16
Share capital		1	1	-
Cash flow hedge reserve		(33)	(11)	(3)
Retained earnings		869	352	93

Total shareholders’ equity		837	342	90

Total liabilities and shareholders’ equity		6,232	5,420	1,426

The accompanying notes are an integral part of the financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Income Statements

All amounts are in millions except for share and per share data

				Convenience
				translation
				into
				U.S. dollar
				(Note 2D)
				Year ended
		Year ended December 31		December 31
		2007	2008	2008
	Note	NIS	NIS	US$

Revenues	19	6,050	6,417	1,688

Cost of revenues	20	3,377	3,402	895

Gross profit		2,673	3,015	793

Selling and marketing expenses	21	685	701	185

General and administrative expenses	22	653	659	173

Other (income) expenses, net	23	3	(29)	(8)

Operating income		1,332	1,684	443

Financing income		140	83	22

Financing expenses		(287)	(393)	(104)

Financing costs, net	24	(147)	(310)	(82)

Income before income tax		1,185	1,374	361

Income tax	25	310	389	102

Net income		875	985	259

Earnings per share

Basic earnings per share in NIS	3N	8.97	10.08	2.65

Diluted earnings per share in NIS	3N	8.89	9.92	2.61

Weighted-average number of shares used in the
calculation of basic earnings per share
(in thousands)		97,500	97,721	97,721

Weighted-average number of shares used in the
calculation of diluted earnings per share
(in thousands)		98,441	99,280	99,280

The accompanying notes are an integral part of the financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated statements of recognized income and expenses

All amounts are in millions

			Convenience
			translation
			into
			U.S. dollar
			(Note 2D)
			Year ended
	Year ended December 31		December 31
	2007	2008	2008
	NIS	NIS	US$

Net change in fair value of cash flow hedges transferred to profit and loss	27	44	12

Changes in fair value of cash flows hedges	(28)	(10)	(3)

Income tax recognized directly in equity	(8)	(12)	(3)

Income and expenses recognized directly in equity	(9)	22	6

Net income for the year	875	985	259

Total recognized income for the year	866	1,007	265

The accompanying notes are an integral part of the financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated statements of cash flows

All amounts are in millions

			Convenience
			translation
			into
			U.S. dollar
			(Note 2D)
			Year ended
	Year ended December 31		December 31
	2007	2008	2008
	NIS	NIS	US$

Cash flows from operating activities:
Net income	875	985	259
Adjustments to reconcile net income to funds generated from operations:
Depreciation	619	570	150
Amortization	156	181	48
Reversal of provision allowance	(10)	-	-
Capital gain on sale of land	-	(9)	(2)
Loss (gain) on sale of assets	4	(9)	(2)
Income tax expense	310	389	102
Financial costs, net	147	310	82
Share based payments	29	28	7
Changes in operating assets and liabilities:
Changes in inventories	(114)	112	29
Changes in trade receivables (including long-term amounts)	(99)	(117)	(31)
Changes in other receivables (including long-term amounts)	(24)	(34)	(9)
Changes in trade payables and accrued expenses	188	(271)	(71)
Changes in other liabilities (including long-term amounts)	92	99	26
Payments for derivative hedging contracts, net	(24)	(38)	(10)
Proceeds from (payments for) derivative contracts, net	(16)	18	5
Income tax paid	(313)	(451)	(119)
Net cash from operating activities	1,820	1,763	464

Cash flows from investing activities
Acquisition of property, plant, and equipment	(466)	(429)	(113)
Acquisition of intangible assets	(97)	(175)	(46)
Payments for derivative hedging contracts, net	(12)	(17)	(4)
Proceeds from sales of property, plant and equipment	4	19	5
Interest received	23	17	4
Investment in long-term deposit	(12)	39	10
Net cash used in investing activities	(560)	(546)	(144)

Cash flows from financing activities
Proceeds from (payments for) derivative contracts, net	(10)	31	8
Repayments of long-term loans from banks	(645)	(648)	(171)
Repayments of Debentures	-	(125)	(33)
Proceeds from issuance of debentures, net of issuance costs	1,066	589	155
Dividend paid	(639)	(1,525)	(401)
Interest paid	(177)	(175)	(46)
Net cash used in financing activities	(405)	(1,853)	(488)

Changes in cash and cash equivalents	855	(636)	(168)
Balance of cash and cash equivalents at beginning of the period	56	911	240
Balance of cash and cash equivalents at end of the period	911	275	72

The accompanying notes are an integral part of the financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 1 – Reporting Entity

Cellcom Israel Ltd. and its subsidiaries ("the Company") is a company incorporated and domiciled in Israel. The consolidated financial statements of the Company as at December 31, 2008 comprise Cellcom Israel Ltd. and its subsidiaries. The Company operates and maintains a cellular mobile telephone system and provides cellular mobile telephone services in Israel. The Company is a consolidated subsidiary of Discount Investment Corporation (the parent company "DIC") part of IDB group.

Note 2 – Basis of Preparation

A.	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB). These are the Company's first annual consolidated financial statements that were prepared in accordance with IFRS as issued by the IASB and IFRS 1 First Time Adoption of International Financial Reporting Standards.

The influence of the transition to IFRS on the Company's financial statements for the year ended December 31, 2007, its results of operations and its cash flows, is detailed in note 31.

These consolidated financial statements were approved by the Board of Directors on March 1, 2009.

B.	Functional and presentation currency

These consolidated financial statements are presented in New Israeli Shekels ("NIS"), which is the Company's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment where the Company operates in.

C.	Basis of measurement

These consolidated financial statements have been prepared on the basis of historical cost except for derivative financial instruments that are presented according to their fair value.

The value of non monetary assets and equity items that were measured on the basis of historical cost, have been adjusted for changes in the general purchasing power of the Israeli currency -NIS, based upon changes in the Israeli Consumer Price Index (“CPI”) until December 31, 2003, as until that date the Israeli economy was considered hyperinflationary.

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of December 31, 2008, have been presented in dollars, translated at the representative rate of exchange as of December 31, 2008 (NIS 3.802 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 2 – Basis of Preparation (cont'd)

E.	Use of estimates and judgments

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Management determines estimates based upon past experience, various factors, external sources and reasonable assumptions according to the circumstances appropriate to each estimate. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about estimates, uncertainty and critical judgments about provisions and contingencies are described in notes 12 and 28. In addition, information about critical estimates, made while applying accounting policies and that have the most significant effect on the consolidated financial statements are described below:

Trade receivables
The financial statements include an impairment loss in trade and other receivables which properly reflects, according to management’s estimation, the potential loss from non recoverable amounts. The Company provides for impairment loss based on its experience in collecting past debts, as well as on information on specific debtors. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. See also note 18.

Impairment loss and useful life of assets
The Company regularly reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. See also note 3G.
The useful economic life of the Company's assets is determined by management at the time the asset is acquired and regularly reviewed for appropriateness. The Company defines useful life of its assets in terms of the assets' expected utility to the Company. This judgment is based on the experience of the Company with similar assets. The useful life of the license is based on the duration of the license agreement. See also notes 3D and 3E.

Share based payments
Options granted to employees are measured using a Black-Sholes model. The expected life used on the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest. See also note 17.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 3 – Significant Accounting Policies

These consolidated financial statements have been prepared according to International Financial Reporting Standards as issued by the IASB and their related interpretations (IFRSs), that are in effect or otherwise available for early adoption at the Company's first IFRS annual reporting date, December 31, 2008, and were the basis for the Company's accounting policy.

The preparation of the consolidated financial statements in accordance with IFRS resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared in accordance with generally accepted accounting principles in Israel ("Israeli GAAP"). The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. They also have been applied in preparing an opening IFRS balance sheet at January 1, 2007 for the purposes of the transition to IFRSs, as required by IFRS 1. The impact of the transition from previous Israeli GAAP to IFRSs is explained in note 31.

A.	Basis of consolidation

These consolidated financial statements include consolidation of the financial statements of the Company and its fully owned subsidiaries: Cellcom Real Estate (2001) Ltd., Cellcom Holdings (2001) Ltd. and Cellcom Fixed Line Communication L.P., a limited partnership. All inter-company transactions and balances were eliminated upon consolidation.

B.	Foreign currency transactions

Transactions in foreign currencies are translated to NIS at the prevailing foreign exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to NIS at the prevailing foreign exchange rate at that date. Foreign exchange differences arising on translation are recognized in profit and loss. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to NIS at the prevailing foreign exchange rates at the dates the fair value was determined.

C.	Financial instruments

Financial instruments are recognized when the Company enters into the contractual terms of the instrument. Financial assets are derecognized when the contractual rights of the Company to the cash flows deriving from the financial asset expire, or when the Company transfers the financial asset to others without retaining control in the asset, or transfers all the risks and rewards deriving from the asset. Sales and acquisitions of financial instruments are recognized on the transaction date, that is the date in which the Company is obligated to sell or purchase the asset. Financial liabilities are derecognized when the Company's contractual obligations expire, or when it is settled or cancelled.

1.	Non derivative financial instruments
Non derivative financial instruments are comprised of cash and cash equivalents, trade receivables, other receivables, loans and borrowings, debentures, trade payables and other payables. Non derivative financial instruments are measured at amortized cost using the effective interest method if applicable, less any impairment loss.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 3 – Significant Accounting Policies (cont'd)

C.	Financial instruments (cont'd)

2.	Derivative financial instruments
The Company holds derivative financial instruments to hedge its foreign currency and interest rate risks exposures. Embedded derivatives are separated from the host contract and carried at fair value when (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, (2) a separate, stand-alone instrument with the same terms would meet the definition of a derivative, and (3) the combined instrument is not measured at fair value through profit and loss.

Derivatives are initially recognized at fair value; transaction costs that can be attributed are recognized to profit and loss when incurred. Subsequent to initial recognition, derivatives are measured at fair value. Changes in fair value are accounted for as follows:

Cash flow hedges
Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit and loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in equity remains there until the forecasted transaction occurs or is no longer expected to occur. The amount recognized in equity is transferred to profit and loss in the same period that the hedged item affects profit and loss.

Economic Hedges
Hedge accounting is not applied to derivative instruments that economically hedge monetary assets and liabilities denominated in foreign currencies. Changes in the fair value of such derivatives are recognized in profit and loss as part of foreign currency gains and losses.

Separable embedded derivatives
Changes in fair value of separable embedded derivatives are recognized immediately in profit and loss.

3.	Financial instruments linked to the Israeli CPI that are not measured at fair value.
The carrying amount of a financial instrument and the payments derived from it are revalued in each period according to the actual rate of change in the CPI.

4.	Share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

D.	Property, plant and equipment

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 3 – Significant Accounting Policies (cont'd)

D.	Property, plant and equipment (cont'd)

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Changes in the obligation to dismantle and remove the items and to restore the site on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the asset in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any balance is recognized immediately in profit or loss.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net within “other (income) expenses” in profit and loss.

Depreciation is calculated using the straight-line method. If the property, plant and equipment consists of several components with different estimated useful lives, the individual significant components are depreciated over their individual useful lives. The annual depreciation rates are as follows:
%
Network and transmission equipment	5-20
Control and testing equipment	15-25
Vehicles	15
Computers and hardware	15-33
Furniture and office equipment	6-15

Leasehold improvements are depreciated over the shorter of their estimated useful lives or the expected lease terms.

E.	Intangible assets

Intangible assets consist of licenses, computer software costs and deferred expenses.

(1)
Intangible assets are stated at cost, including direct costs necessary to prepare the asset for its intended use. A group of similar intangible assets are measured at cost net of accumulated amortization and accumulated impairment losses.

(2)
Certain direct and indirect development costs associated with internally developed information system software, and payroll costs for employees devoting time to the software projects, incurred during the application development stage, are capitalized. The costs are amortized using the straight-line method beginning when the asset is substantially ready for use. Costs incurred during the research stage and after the asset is substantially ready for use are expensed as incurred.

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

(4)
Amortization is calculated using the straight-line method. If the intangible assets consist of several components with different estimated useful lives, the individual significant components are amortized over their individual useful lives. The annual amortization rates are as follows:

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 3 – Significant Accounting Policies (cont'd)

E.	Intangible assets (cont'd)

	%
Licenses	5-6	(mainly 6%)
Information systems	25
Software	25

Deferred expenses are amortized over 18 months period that represent the expected life of the contractual relationship with the subscriber.

F.	Inventory

Inventory of cellular phone equipment, accessories and spare-parts are stated at the lower of cost or net realizable value. Cost is determined by the moving average method.

G.	Impairment

1.	Financial assets

A financial asset is tested for impairment when objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.

All impairment losses are recognized in profit and loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, the reversal is recognized in profit and loss.

2.	Property, plant and equipment and intangible assets

At each balance sheet date, the Company reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit and loss.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 3 – Significant Accounting Policies (cont'd)

G.	Impairment (cont'd)

2.	Property, plant and equipment and intangible assets (cont'd)

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit and loss.

H.	Employee benefits

1.	Post employment benefits

Substantially all of the Company's liability for post employment benefits is covered by a defined contribution plan financed by deposits with insurance companies or with funds managed by a trustee. Obligations for contributions to defined contribution pension plans are recognized as an expense in profit and loss when they are due.

2.	Short term benefits

Short term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of a past service provided by the employee and the obligation can be estimated.

3.	Share based payments

The grant date fair value of options granted to employees is recognized as salaries and related expenses, with a corresponding increase in retained earnings, over the period that the employees become unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest.

Fair value is measured using a Black-Scholes model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations.

I.	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are measured at management's best estimate of the expenditure required to settle the obligation at the balance sheet date.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 3 – Significant Accounting Policies (cont'd)

J.	Revenue

Revenues derived from usage of the Company’s networks, including airtime, interconnect and roaming revenues are recognized when the services are provided, and all other revenue recognition criteria are met.

Sale of handsets with accompanying services constitutes a revenue arrangement with multiple deliverables. Accordingly, consideration received for handsets, up to their fair value, that is not contingent upon delivery of additional items (such as the service), is recognized as equipment revenues upon the delivery of the equipment to the subscriber, when all revenue recognition criteria are met. Consideration for services is recognized as service revenues, when earned.

Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement in regards to the goods, and the amount of revenue can be measured reliably.

In revenue arrangements including more than one deliverable, the arrangement consideration is allocated to each deliverable based on the fair value of the individual element. The Company determines the fair value of the individual elements based on prices at which the deliverable is regularly sold on a stand alone basis, after considering volume discounts where appropriate.

The Company offers value added services including voice mail, text and multimedia messaging, as well as downloadable wireless data applications, including ring tones, music, games, and other informational content. Generally, these enhanced features and data applications generate additional service revenues through monthly subscription fees or increased usage through utilization of the features and applications. Other optional services, such as equipment extended warranty plans are also provided for a monthly fee and are either sold separately or bundled and included in packaged rate plans. Revenues from enhanced features and optional services are recognized when earned.

Revenues from long-term credit arrangements are recognized on the basis of the present value of future cash flows, discounted according to market interest rates at the time of the transaction. The difference between the original credit and its present value is recorded as interest income over the credit period.

Prepaid wireless airtime sold to customers is recorded as deferred revenue prior to the commencement of services and is recognized when the airtime is used or expires.
When the Company acts as an agent or an intermediary without bearing the risks and rewards resulting from the transaction, revenues are presented on a net basis (as a profit or a commission). However, when the Company acts as a principal supplier and bears the risks and rewards resulting from the transaction, revenues are presented on a gross basis, distinguishing the revenue from the related expenses.

Costs of revenues mainly include ongoing license fees, interconnection and roaming expenses, cell site leases, depreciation and amortization charges and technical repair and maintenance expenses directly related to services rendered.

K.	Lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 3 – Significant Accounting Policies (cont'd)

L.	Finance income and expenses

Finance income is comprised of interest income on cash deposits and interest income on installment sales. Interest income is recognized as it accrues in profit and loss.

Finance expenses are comprised of interest and indexing expenses on loans and debentures and unwinding of the discount on provisions. All borrowing costs are recognized in profit and loss using the effective interest method.
Foreign currency and hedging instruments gain and losses that are recognized in profit or loss are reported on a net basis.

M.	Income tax

Income tax expense is comprised of current and deferred tax. Income tax expense is recognized in profit and loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

N.	Earnings per share

The Company presents basic and diluted earnings per share ("EPS") data for its ordinary shares. Basic EPS is calculated by dividing the profit and loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit and loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

O.	Advertising expenses

Advertising costs are expensed as incurred.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 3 – Significant Accounting Policies (cont'd)

P.	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective, and have not been applied in preparing these consolidated financial statements:

1.
Revised IAS 23 Borrowing Costs. The revised standard removes the option to expense borrowing costs and requires that an entity capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The revised IAS 23 will become mandatory for the Company’s 2009 financial statements and will constitute a change in accounting policy for the Company. In accordance with the transitional provisions the Company will apply the revised IAS 23 to qualifying assets for which capitalization of borrowing costs commences on or after the effective date. The Company does not expect these amendments to have a material impact on the financial statements of the Company.

2.
IFRS 2 Share-based Payments – Vesting Conditions and Cancellations. This amendment to IFRS 2 Revised was published in January 2008 and becomes effective for financial years beginning on or after January 1, 2009. The Standard restricts the definition of “vesting condition” to a condition that includes an explicit or implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. In the case that the award does not vest as the result of a failure to meet a non-vesting condition that is within the control of either the entity or the counterparty, this must be accounted for as a cancellation. The Company has not entered into share-based payment plans with non-vesting conditions attached and, therefore, does not expect significant implications on its accounting for share-based payments.

3.
Revised IAS 1 Presentation of Financial Statements. The revised IAS 1 was issued in September 2007 and becomes effective for financial years beginning on or after January 1, 2009. The Standard separates owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, the Standard introduces the statement of comprehensive income: it presents all items of income and expense recognized in profit and loss, together with all other items of recognized income and expense, either in one single statement, or in two linked statements. Once implemented, the Company will present separate statements of comprehensive income and in addition statement of changes in equity.

4.
Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements - Puttable Financial Instruments and Obligations arising on Liquidation, were issued  in February 2008 and become effective for annual periods beginning on or after January 1, 2009. The amendment to IAS 32 requires certain puttable financial instruments and obligations arising on liquidation to be classified as equity if certain criteria are met. The amendment to IAS 1 requires disclosure of certain information relating to puttable instruments classified as equity. The Company does not expect these amendments to impact its financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 3 – Significant Accounting Policies (cont'd)

P.	New standards and interpretations not yet adopted (cont'd)

5.
IFRIC 13 Customers Loyalty Programs: IFRIC 13 addresses how companies, that grant their customers loyalty award credits (often called ‘points’) when buying goods or services, should account for their obligation to provide free or discounted goods or services if and when the customers redeem the points. The interpretation is based on a view that customers are implicitly paying for the points they receive when they buy other goods or services, and hence that some revenue should be allocated to the points. IFRIC 13 requires companies to estimate the value of the points to the customer and defer this amount of revenue as a liability until they have fulfilled their obligations to supply awards. The interpretation is mandatory for the Company’s 2009 consolidated financial statements. The Company does not expect these amendments to have a material impact on its financial statements.

6.
IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements, revised ("standards"). The main revisions to the new standards are: including business combinations that involve only mutual entities, or that are executed through contracts only, a revised definition of business and business combinations, a change in the measurement method of carried forward items in business combinations, providing two measurement options regarding non-controlling rights, a change in the accounting treatment of transaction costs, the accounting treatment regarding piece by piece acquisitions, the allocation of comprehensive income between shareholders, the accounting for acquisitions or sales of equity rights while maintaining control as equity transactions, the accounting for transactions that result in gain or loss of control in full fair value, so that the subsequent holdings after the loss of control are  recognized through profit and loss, and the original investment in obtaining control is also recognized in fair value through profit and loss, and a broadening of disclosure requirements. The standards shall be applied on annual reporting periods beginning on, or after, July 1, 2009. Earlier application is permitted (only if both standards are implemented simultaneously). IFRS 3 applies to business combinations for which the acquisition date is on or after the application date. IAS 27 shall be applied retrospectively, except for the allocation of comprehensive income between shareholders, the treatment in changes in rights in a subsidiary subsequent to obtaining control, and the treatment in the loss of control in a subsidiary, which will be applied as from the date of application.

7.
Eligible Hedged Items (amendment to IAS 39 Financial Instruments: Recognition and Measurement) introduces application guidance to illustrate how the principles underlying hedge accounting should be applied in the designation of i) a one-sided risk in a hedged item and ii) inflation in a financial hedged item. The amendment is effective, with retrospective application, for annual periods beginning on or after July 1, 2009 and is not expected to have a material effect on the consolidated financial statements.

8.
IFRS 8 Operating Segments introduces the “management approach” to segment reporting. IFRS 8, which becomes mandatory for the Company's 2009 consolidated financial statements, will require the disclosure of segment information based on the internal reports regularly reviewed by the Company's Chief Operating Decision Maker in order to assess each segment’s performance and to allocate resources to them. Currently, the Company does not present segment information. It is not expected to have a material impact on the consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 4 – Determination of fair values

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

A.	Trade and other receivables
The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

B.	Derivatives
The fair value of forward exchange contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).
The fair value of interest rate swaps is based on broker quotes. Those quotes are tested for reasonableness by discounting estimated future cash flows based on the terms and maturity of each contract and using market interest rates for a similar instrument at the measurement date.

C.	Non-derivative financial liabilities
Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

D.	Share- based payment transactions
Fair value of employee stock options is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

Note 5 – Financial Risk Management

The Company is exposed to credit, liquidity and market risks as part of its normal course of business. The Company's risk management objective is to monitor risks and minimize the possible influence that results from this exposure, according to its evaluations and expectations of the parameters that affect the risks. The Company uses derivative instruments in order to partially hedge its exposure to foreign currency exchange rate and interest rate fluctuations. See also note 18.

Credit risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's receivables from customers. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Company conducts credit evaluations on receivables over a certain amount, and requires financial guaranties against them. Management monitors outstanding receivable balances and the financial statements include appropriate allowances for estimated irrecoverable amounts.

The Company’s cash and cash equivalents are maintained with major banking institutions in Israel.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 5 – Financial Risk Management (cont'd)

Credit risk (cont'd)
At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivatives, in the balance sheet. Financial instruments that could potentially subject the Company to credit risks consist primarily of trade receivables. Credit risk with respect to these receivables is limited due to the composition of the subscriber base, which includes a large number of individuals and businesses.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and extreme conditions, without incurring unacceptable losses or risking damage to the Company's reputation. The Company's policy is to ensure that it has sufficient cash and cash equivalents to meet expected operational expenses, including financial obligations.

Market risk
Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Company's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

Interest rate risk
The Company is exposed to fluctuations in the interest rate, including changes in the CPI, as the majority of its borrowings are linked to the CPI. As part of its risk management policy the Company has entered into forward contracts that partially hedge the exposure to changes in the CPI.

Currency risk
The Company's operating income and cash flows are exposed to currency risk, mainly due to handset and network related acquisitions and its roaming activity. The Company also manages bank accounts that are denominated in a currency other than its respective functional currency, primarily USD and Euro. As part of its risk management policy the Company uses forward and option contracts to partially hedge the exposure to fluctuations in foreign exchange rates.

Capital management
The Company's capital management aim is to ensure a sound and efficient capital structure which takes into consideration, among others, the following factors:
A gearing ratio that supports the Company's cash flow needs vis a vis its potential cash flow generation, supporting its dividend policy, while maintaining a net debt to EBITDA ratio that meets the industry standards. The Company considers net debt to EBIDTA ratio to be an important measure for investors, analysts, and rating agencies. This ratio is a non-GAAP figure not governed by International Financial Reporting Standards and its definition and calculation may vary from one company to another. The Company's debt consists of short and long term debentures traded publicly in the Tel Aviv Stock Exchange and rated AA- by Maalot, an S&P subsidiary.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 6 – Cash and Cash Equivalents

Composition
	December 31
	2007	2008
	NIS millions	NIS millions

Bank balances	10	18
Call deposits	901	257

	911	275

The Company's exposure to interest rate risk and sensitivity analysis for financial assets and liabilities are disclosed in note 18.

Note 7 – Trade and Other Receivables

Composition

	December 31
	2007	2008
	NIS millions	NIS millions
Trade Receivables
Open accounts	387	423
Checks and credit cards receivables	158	187
Accrued income	214	202
Current maturity of long-term receivables	626	666
	1,385	1,478
Other Receivables
Prepaid expenses	49	43
Derivative financial instruments	44	68
Other	3	1
	96	112

Current	1,481	1,590
Non-current	575	602
	2,056	2,192

The Company's exposure to credit risks and impairment losses related to trade and other receivables are disclosed in note 18.

Note 8 – Inventory

A.           Composition
	December 31
	2007	2008
	NIS millions	NIS millions

Handsets	195	83
Accessories	18	13
Spare parts	32	23
	245	119

B.	Inventories of handsets, accessories and spare-parts as at December 31, 2008, are presented net of a provision for decline in value in the amount of NIS 6 million (December 31, 2007 – NIS 2 million).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 9 – Property, Plant and Equipment, Net

A.           Composition:
				Computers,
	Network and	Control and		furniture
	transmission	testing		and office	Leasehold
	equipment	equipment	Vehicles	equipment	improvements	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cost

Balance at January 1, 2007	7,454	261	16	1,173	176	9,080
Additions	324	23	2	63	15	427
Disposals	(33)	(1)	(2)	(285)	-	(321)
Balance at December 31, 2007	7,745	283	16	951	191	9,186

Additions	291	27	-	66	15	399
Disposals	*(2,364)	-	(2)	(197)	-	(2,563)
Balance at December 31, 2008	5,672	310	14	820	206	7,022

Accumulated Depreciation

Balance at January 1, 2007	5,347	210	6	881	104	6,548
Depreciation for the year	473	18	2	108	15	616
Disposals	(28)	-	(1)	(284)	-	(313)
Balance at December 31, 2007	5,792	228	7	705	119	6,851

Depreciation for the year	444	16	2	87	16	565
Disposals	*(2,356)	-	(2)	(195)	-	(2,553)
Balance at December 31, 2008	3,880	244	7	597	135	4,863

Carrying amounts

At January 1, 2007	2,107	51	10	292	72	2,532
At December 31, 2007	1,953	55	9	246	72	2,335
At December 31, 2008	1,792	66	7	223	71	2,159

*   In 2008, the Company wrote off certain network and transmission equipments that were no longer in use.

The gross carrying amount of fully depreciated property, plant and equipment is still in use as of December 31, 2008 NIS 2,640 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 10 – Intangible Assets, Net

A.              Composition:

		Information		Deferred
	Licenses	Systems	Software	expenses	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cost

Balance at January 1, 2007	550	459	221	9	1,239
Additions	-	87	38	21	146
Disposals	-	(7)	-	(9)	(16)
Balance at December 31, 2007	550	539	259	21	1,369

Additions	-	67	44	60	171
Disposals	-	-	-	-	-
Balance at December 31, 2008	550	606	303	81	1,540

Accumulated Amortization

Balance at January 1, 2007	92	308	135	9	544
Amortization for the year	39	73	42	2	156
Disposals	-	(7)	-	(9)	(16)
Balance at December 31, 2007	131	374	177	2	684

Amortization for the year	35	68	42	36	181
Disposals	-	-	-	-	-
Balance at December 31, 2008	166	442	219	38	865

Carrying amounts

At January 1, 2007	458	151	86	-	695
At December 31, 2007	419	165	82	19	685
At December 31, 2008	384	164	84	43	675

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 11 – Trade Payables and accrued expenses

Composition
	December 31
	2007	2008
	NIS millions	NIS millions

Trade payables	443	277
Accrued expenses	510	400

	953	677

Note 12 – Provisions
	Dismantling
	and restoring		Other legal
	sites	Litigations	obligations	Other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Balance as at January 1, 2008	14	-	87	4	105
Provisions made during the period	2	10	-	-	12
Provisions reversed during the period	-	-	(54)	-	(54)
Unwind of discount	1	-	-	-	1
Balance as at December 31, 2008	17	10	33	4	64

Non-current	17	-	-	-	17
Current	-	10	33	4	47
	17	10	33	4	64
Dismantling and restoring sites
The Company is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. These dismantling costs are calculated on the basis of the identified costs for the current financial year, extrapolated for future years using the best estimate of future trends in prices, inflation, etc, and are discounted at a risk-free rate. Forecasts of estimated site departures or assets returns are revised in light of future changes in regulations or technological requirements.

Litigations
The Company is involved in a number of legal and other disputes with third parties. The Company's management after taking legal advice, has established provisions after taking into account the facts of each case. The timing of cash outflows associated with legal claims cannot be reasonably determined. For detailed information regarding legal proceeding against the Company refer to note 28.

Other legal obligations
Provisions for other legal obligations include various obligations that are derived either from a constructive obligation or legislation for which there is a high uncertainty regarding the timing and amount of future expenditure required for settlement.

Other
Include provisions for warranties, as well as a variety of other items for which the individually recognized amounts are largely not material.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 13 – Other Current Liabilities, including derivatives

Composition
	December 31
	2007	2008
	NIS millions	NIS millions

Employees and related liabilities	126	121
Government institutions	34	45
Accrued expenses	91	118
Deferred revenue	39	47
Derivative financial instruments	94	54

	384	385

Note 14 – Loans and borrowings

This note provides information about the contractual terms of the Company's interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Company’s exposure to interest rate, foreign currency and liquidity risk, see note 18.

	December 31
	2007	2008
	NIS millions	NIS millions

Non- current liabilities
Secured bank loans	343	-
Debentures	2,983	3,401
	3,326	3,401
Current liabilities
Current maturities of secured bank loans	232	-
Current maturities of debentures	121	329
	353	329

Terms and debt repayment schedule

Terms and conditions of outstanding loans were as follows:

				December 31, 2007		December 31, 2008
				NIS millions		NIS millions
	Currency	Nominal interest rate	Year of maturity	Par value	carrying amount	Par value	carrying amount
Secured bank loan	NIS	TELBOR + 0.8%	2010	253	251	-	-
Secured bank loan	USD	LIBOR + 0.8%	2010	327	324	-	-
Debentures (Series A) - linked to the Israeli CPI	NIS	5.00%	2012	1,065	1,090	947	1,012
Debentures (Series B) - linked to the Israeli CPI	NIS	5.30%	2017	925	949	925	992
Debentures (Series C) - linked to the Israeli CPI	NIS	4.60%	2013	245	243	326	341
Debentures (Series D) - linked to the Israeli CPI	NIS	5.19%	2017	827	822	1,321	1,385
Total interest- bearing liabilities				3,642	3,679	3,519	3,730

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 14 – Loans and borrowings (cont'd)

Credit facility agreement

In March 2006, the Company entered into an unsecured syndicated facility agreement with a number of Israeli and international banks arranged by Citibank N.A. and Citibank International plc, which provided for a term loan of $280 million and a revolving credit facility of up to $70 million. On April 10, 2006, the Company converted part of the outstanding dollar loan into a NIS loan. The Company repaid an amount of $137.5 million (comprised of $110 million on account of the term loan and $27.5 million on account of the revolving credit facility) and the Company received in exchange an amount of NIS 633 million (comprised of a term loan in the amount of NIS 506 million and a revolving credit facility in the amount of NIS 127 million). In November 2007, the Company performed a voluntary partial prepayment of 50% of the outstanding term loan, in a principal amount of US$ 140 million (comprising of approximately US$ 85 million principal amount denominated in US$ and approximately NIS 253 million principal amount denominated in NIS). As of December 31, 2007 the outstanding principal amount of the term loan is US$ 140 million (comprising of approximately US$ 85 million denominated in US$ and approximately NIS 253 million denominated in NIS).

As of December 31, 2007, the average interest rate on the outstanding dollar loans was three-month LIBOR + 0.80% per year and the average interest rate on the outstanding NIS loans was three month TELBOR + 0.80% + 0.20% per year.

On March 10, 2008 the Company voluntarily prepaid the balance of the outstanding amounts under its credit facility, in a principal amount of $140 million (comprising of $85 million denominated in US$ and approximately NIS 253 million denominated in NIS), following which, the credit facility and all covenant restrictions were terminated.

Debentures

In December 2005, the Company issued NIS 1,037 millions principle amount debentures (Series A) to institutional investors at par value. The debentures are payable in nine equal semi-annual installments, on July 5 of each of the years 2008 through 2012 and on January 5 of each of the years 2009 through 2012. The debentures bear an annual interest of 5.00%. The interest is to be paid on January 5 of each of the years 2007 through 2012 and on July 5 of each of the years 2006 through 2012 for the six-month period ended on the day prior to each date as stated. Both the principal amount and interest are linked to the CPI for November 2005.

In December 2005, the Company issued NIS 715 million principle amount debentures (Series B) to institutional investors at par value. The debentures are payable in five equal annual installments, on January 5 of each of the years 2013 through 2017. The debentures bear an annual interest of 5.30%. The interest is to be paid on January 5 of each of the years 2007 through 2017 for the twelve-month period ended on the day prior to each date as stated. Both the principal amount and interest are linked to the CPI for November 2005.

On May 29, 2006, the Company issued to institutional investors additional Series A debentures in the aggregate principle amount of NIS 28 million, in exchange for consideration of NIS 29 million, and additional Series B debentures in the aggregate principle amount of NIS 210 million in exchange for consideration of NIS 221 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 14 – Loans and borrowings (cont'd)

Debentures (cont'd)

In October 2007, the Company issued debentures Series C to the public in the aggregate principle amount of NIS 245 million in exchange for a net consideration of NIS 244 million. The debentures are payable in nine semi-annual installments, on March 1 and September 1 of each of the years 2009 through 2012, and on March 1, 2013. The debentures bear an annual interest of 4.60%. The interest is to be paid in semi- annual installments on March 1 and September 1 of each of the years 2008 through 2012 and on March 1, 2013. Both the principal amount and interest are linked to the CPI for August 2007.

In October 2007, the Company issued new debentures Series D to the public investors in the aggregate  principle amount of NIS 827 million in exchange for a net consideration of NIS 823 million. The debentures are payable in five equal annual installments, on July 1 of each of the years 2013 through 2017. The debentures bear an annual interest of 5.19%. The interest is to be paid in annual installments on July 1 of each of the years 2008 through 2017. Both the principal amount and interest are linked to the CPI for August 2007.

In February 2008, the Company issued, in a private placement to institutional investors, additional debentures of Series C, in a principal amount of NIS 81 million and additional debentures of Series D, in a principal amount of approximately NIS 494 million, in exchange for a total consideration of NIS 600 million.

Note 15 - Post employment benefits

A.
The Company’s liability for severance pay for its Israeli employees is calculated pursuant to Israeli severance pay law. The Company’s liability is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. For the majority of the Company employees the payments to the pension funds and insurance companies discharge the Company’s obligation to the employees as required by the Severance Pay Law in connection with Section 14. Accumulated amounts in the pension funds and with the insurance companies are not under the control or administration of the Company, and accordingly, neither those amounts nor the corresponding accrual for severance pay are reflected in the balance sheet, this plan for employees that are under section 14 is accounted for as defined contribution plan. The obligation of the Company, under law and labor agreements, for termination benefits to employees not covered by the aforementioned pension or insurance plans is NIS 1 millions and NIS 3 million as of December 31, 2008 and 2007 respectively as included in the balance sheet, under other long term liabilities. The calculation for this liability is based on salary components that according to management estimation creates a liability for severance pay.

B.	The severance pay expenses for the years ended December 31, 2008 and 2007 were approximately NIS 29 million and NIS 28 million, respectively.

C.
In January 2008, under an order issued by the Ministry of Industry, Commerce and Labor, all Israeli employers are obligated to contribute to a pension plan amounts equal to a certain percentage of the employee's wages, for all employees, after a certain minimum period of employment. The Company is complying with this obligation. Under the new order, additional employees are entitled to contribution to a pension plan, which shall increase gradually until 2013 and up to 5% of the employee’s wages, with additional identical contribution for severance pay. The Company does not expect that the new order will have a material impact on the financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 16 - Capital and reserves

Reconciliation of movement in capital and reserves

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total
	NIS millions

Balance as of January 1, 2007	1	(24)	620	597
Total recognized income and expenses	-	(9)	875	866
Share based payments	-	-	29	29
Cash dividend paid	-	-	(655)	(655)
Balance as of December 31, 2007	1	(33)	869	837

Total recognized income and expenses	-	22	985	1,007
Share based payments	-	-	28	28
Cash dividend paid	-	-	(1,530)	(1,530)
Balance as of December 31, 2008	1	(11)	352	342

Share capital
	2007	2008
	NIS

On issue at 1 January	975,000	975,047
Exercise of share options	47	8,446

On issue at 31 December	975,047	983,493

Ordinary shares of NIS 0.01 par value each

At December 31, 2008, the authorized share capital comprised of 300 million ordinary shares (2007-300 millions). The holders of ordinary shares are entitled to receive dividends as declared.
The calculation of basic earnings per share was based on the profit attributable to ordinary share holders  and weighted average number of  ordinary shares during the year. The calculations of diluted earnings per share was based on the profit attributable to ordinary shares in addition to shares  that would be issued resulting from the  exercises of all options.

Cash flow hedge reserve
The Cash flow hedge reserve is comprised of the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transaction that have not yet occurred.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 16 - Capital and reserves (cont'd)

Dividends
Dividends declared  and paid during the reported period are as follows:
2008
NIS millions
7.18 NIS per share paid in April 2008	700
2.65 NIS per share paid in June 2008	258
2.76 NIS per share paid in September 2008	270
3.07 NIS per share paid in November 2008	302
1,530

2007
NIS millions
2.03 NIS per share paid in June, 2007	198
2.06 NIS per share paid in September, 2007	201
2.63 NIS per share paid in November, 2007	256
655

On March 1, 2009, subsequent to the balance sheet date, the Company’s Board of Directors declared a cash dividend in the amount of NIS 2.75 per share, totaling approximately NIS 270 million, to be paid on March 30, 2009, to the shareholders of the Company of record at the end of the trading day in the NYSE on March 16, 2009 ("Record date").

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 17 – Share-based payments

A.
In September 2006, the Company's Board of Directors approved a share based incentive plan ("the plan") for employees, directors, consultants and sub-contractors and to those of the Company’s affiliates. The plan has an initial pool of 2,500,000 shares over which options and restricted stock units could be granted.

B.
In October and November 2006, the Company granted options to purchase an aggregate of 2,414,143 ordinary shares at an exercise price of $12.60 per share.  Among those grants were options to purchase up to 450,000 ordinary shares granted to the Chairman of the Company’s Board of Directors and an additional 450,000 options to the Company’s Chief Executive Officer.  The remainder of the option grants was made to other Company senior employees. Options not exercised within 6 years of the grant date, will expire.

In March 2007, the Company granted options to purchase an aggregate of 30,786 ordinary shares at an exercise price of $12.60 per share to senior employees of the Company, under the terms of the plan.

As a result of a dividend adjustment mechanism, the exercise price for all these options was adjusted to $6.49 per share as of December 31, 2008 ($10.93 per share as of December 31, 2007).

C.
In August 2008, the Company granted options to purchase an aggregate of 27,500 ordinary shares at an exercise price of $25 per share to senior employees of the Company, under the terms of the plan. As a result of a dividend adjustment mechanism, the exercise price for these options was adjusted to $23.43 per share as of December 31, 2008.

Options granted under the plan are to be vested over a period of four years, in addition, the plan included an acceleration clause of the vesting schedule. The acceleration clause stated that upon DIC’s share ownership of the Company’s outstanding share capital decreasing to less than 50.01% all non-vested options will vest immediately. In 2008 the Company amended the terms of the plan and revised the 50.01% threshold to a trigger when DIC ceases to control (as such term is defined in the Israeli Securities Law, 1968). The Company modified the vesting conditions in a manner that was considered not beneficial to the employee.  According to the original plan, DIC’s holdings decreasing to approximately 46.90% resulted the Company to accelerate the recognition of the remaining expenses related to all the options during 2008.

	Number of		Contractual
	instruments		life of
Grant date/employees entitled	In thousands	Vesting conditions	options

Share options granted at October-November 2006 to managers and senior employees	2,414	Four equal installments over four years of employment	6 years

Share options granted at March 2007 to senior employees	31	Four equal installments over four years of employment	6 years

Share options granted at August 2008 to senior employees	27	Four equal installments over four years of employment	6 years

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 17 – Share-based payments (cont’d)

The total compensation expense related to the options granted during October-November 2006 and March 2007 is approximately NIS 57 million. During the year ended December 31, 2008 approximately NIS 28 million were recognized as an expense ( 2007- NIS 29 million).

The changes in the balance of the options were as follows:
		Weighted average		Weighted average
	Number of	of exercise price	Number of	of exercise price
	options	(US Dollars)	options	(US Dollars)
	2007		2008

Balance as at January 1	2,414,143	10.93	2,396,896	10.93

Granted during the year	30,786	10.93	27,500	24.09

Forfeited during the year	(40,078)	12.02	(4,125)	7.78

Exercised during the year	(7,955)	30.18	(1,145,408)	7.292

Total options outstanding as at December 31	2,396,896	10.93	1,274,863	6.857

Total of exercisable options as at December 31	588,270	10.93	42,282	6.492

The weighted average of the remaining contractual life of options outstanding as at December 31, 2008, is 3 years and 10 months (December 31,2007 – 4 years and 10 months).

The weighted average share price at the date of exercise for share options exercised in 2008 was 28.19$ (2007 - 29.17$).

	2007	2008
Fair value of share options and assumptions:

Fair value at grant date	$5.76	$11.76

Fair value assumptions:

Exercise price	$12.6	$25

Expected volatility (weighted average life)	26.69%	24%

Option life (expected weighted average life)	4.25 years	4 years

Risk free interest rate	5.01%	3.06%

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 18 – Financial Instruments

Credit risk
Exposure to credit risk
The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	December 31	December 31
	2007	2008
	NIS millions	NIS millions

Trade receivables including long term amounts	1,862	2,019
Loans and other receivables including long term amounts	59	50
Cash and cash equivalents	911	275
Interest rate swaps	5	-
Forward exchange contracts on foreign currencies	15	41
Forward exchange contracts on CPI	24	27

	2,876	2,412

The maximum exposure to credit risk for trade receivables arising from sales transactions at the reporting date by type of customer is:

	December 31	December 31
	2007	2008
	NIS millions	NIS millions

Receivable from subscribers	1,734	1,970
Receivables from distributors and other operators	184	98
Other	3	1

	1,921	2,069

Impairment losses
The aging of loans and receivables at the reporting date was as follows:

	Gross	Impairment	Gross	Impairment
	2007		2008
	NIS millions	NIS millions	NIS millions	NIS millions

Not past due	1,814	10	1,888	18
Past due less than one year	114	33	180	46
Past due more than one year	163	127	189	124

	2,091	170	2,257	188

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 18 – Financial Instruments (cont'd)

Impairment losses (cont'd)
The movement in the allowance for impairment in respect to trade receivables during the year was as follows:

	2007	2008
	NIS millions	NIS millions

Balance at January 1	182	170
Impairment loss recognized	(28)	(32)
Additions	16	50

Balance at December 31	170	188

The impairment loss recognized of NIS 32 million and NIS 28 million for the year ended 31 December 2008 and 2007, respectively, relates to the Company's estimate of incurred losses in respect of receivables from subscribers.

The allowance accounts in respect of trade receivables is used to record impairment losses unless the Company is satisfied that no recovery of the amount owing is possible; at that point the amount considered irrecoverable is written off against the trade receivable directly.

Liquidity risk
The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the  impact of netting agreements:

December 31, 2008	Carrying	Contractual	1st year	2nd year	3rd year		More than
	amount	Cash flows				4-5 years	5 years
	NIS millions

Debentures	(3,848)	(4,749)	(516)	(500)	(483)	(1,105)	(2,145)
Trade and other
payables	(843)	(843)	(843)	-	-	-	-
Interest rate swaps	(12)	(12)	(5)	(7)	-	-	-
Forward exchange
contracts on
foreign currencies	(14)	(14)	(14)	-	-	-	-
Forward exchange
contracts on CPI	(28)	(28)	(28)	-	-	-	-

	(4,745)	(5,646)	(1,406)	(507)	(483)	(1,105)	(2,145)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 18 – Financial Instruments (cont'd)

Liquidity risk (cont'd)

December 31, 2007	Carrying	Contractual	1st year	2nd year	3rd year		More than
	amount	Cash flows				4-5 years	5 years
	NIS millions

Bank loans	(577)	(637)	(270)	(249)	(118)	-	-
Debentures	(3,193)	(4,048)	(268)	(446)	(432)	(819)	(2,083)
Trade and other
payables	(1,113)	(1,113)	(1,113)	-	-	-	-
Cross currency
swaps	(66)	(66)	(26)	(27)	(13)	-	-
Forward exchange
contracts on
foreign currencies	(28)	(28)	(28)	-	-	-	-

	(4,977)	(5,892)	(1,705)	(722)	(563)	(819)	(2,083)

The following table indicates the periods in which the cash flows associated with derivatives that are cash flow hedges are expected to occur:

	Carrying	Contractual	1st year	2nd year	3rd year		More than
	amount	Cash flows				4-5 years	5 years
	NIS millions

December 31, 2008
Forward exchange
contracts:
Assets	14	14	14	-	-	-	-
Liabilities	(2)	(2)	(2)	-	-	-	-

	12	12	12	-	-	-	-

December 31, 2007
Forward exchange
contracts:
Assets	-	-	-	-	-	-	-
Liabilities	(27)	(27)	(27)	-	-	-	-

	(27)	(27)	(27)	-	-	-	-

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 18 – Financial Instruments (cont'd)

Liquidity risk (cont'd)

The following table indicates the periods in which the cash flows associated with derivatives that are cash flow hedges are expected to impact profit or loss:
	Carrying	Contractual	1st year	2nd year	3rd year		More than
	amount	Cash flows				4-5 years	5 years
	NIS millions

December 31, 2008
Forward exchange
contracts:
Assets	14	14	14	-	-	-	-
Liabilities	(2)	(2)	(2)	-	-	-	-

	12	12	12	-	-	-	-

December 31, 2007
Forward exchange
contracts:
Assets	-	-	-	-	-	-	-
Liabilities	(27)	(27)	(17)	(3)	(2)	(3)	(2)

	(27)	(27)	(17)	(3)	(2)	(3)	(2)

Currency risk and CPI
The Company's exposure to foreign currency risk and CPI was as follows based on notional amounts:

	December 31, 2007			December 31, 2008
	In or linked			In or linked
	to foreign			to foreign
	currencies	NIS linked	NIS	currencies	NIS linked	NIS
	(mainly USD)	to CPI	unlinked	(mainly USD)	to CPI	unlinked
	NIS millions			NIS millions

Current assets
Cash and cash equivalents	10	-	901	6	-	269
Trade receivables, net	-	-	1,385	-	-	1,478
Other receivables, including
derivatives	-	1	46	-	1	68

Non- current assets
Long-term receivables	-	18	515	-	18	572

Current liabilities
Short-term borrowings	(131)	(121)	(101)	-	(329)	-
Trade payables and accrued
expenses	(193)	-	(760)	(108)	-	(569)
Other current liabilities,
including derivatives	(1)	(89)	(255)	-	(118)	(220)

Non- current liabilities
Long-term loans from banks	(196)	-	(147)	-	-	-
Debentures	-	(2,983)	-	-	(3,401)	-

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 18 – Financial Instruments (cont'd)

Currency risk (cont'd)

Following is data regarding the CPI and currency exchange rate:

	December 31	December 31
	2007	2008

CPI (in points)	191.2	198.4
Exchange rate of US$ in NIS	3.846	3.802

	2007	2008
Change in %

CPI	3.4%	3.8%
Exchange rate of US$ in NIS	(9.0%)	(1.1%)

Sensitivity analysis
A change of the CPI as at December 31, 2008 and 2007 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2007.

		Equity	Net income
	Change	NIS millions	NIS millions
December 31, 2008
Increase in the CPI of	2.0%	(27)	(27)
Increase in the CPI of	1.0%	(14)	(14)
Decrease in the CPI of	(1.0%)	14	14
Decrease in the CPI of	(2.0%)	27	27

December 31, 2007
Increase in the CPI of	2.0%	(19)	(19)
Increase in the CPI of	1.0%	(9)	(9)
Decrease in the CPI of	(1.0%)	2	2
Decrease in the CPI of	(2.0%)	3	3

Sensitivity of change in foreign exchange rate is immaterial as at December 31,2008 and 2007.

Interest rate risk
Profile
At the reporting date the interest rate profile of the Company's interest-bearing financial instruments was:

	Carrying amount
	2007	2008
	NIS millions	NIS millions
Fixed rate instruments
Financial assets	8	8
Financial liabilities	(3,104)	(3,730)
	(3,096)	(3,722)
Variable rate instruments
Financial assets	911	275
Financial liabilities	(575)	-
	336	275

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 18 – Financial Instruments (cont'd)

Fair value sensitivity analysis for fixed rate instruments
The Company does not account for any fixed rate financial assets and liabilities at fair value through profit and loss, and the Company does not designate derivative (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the reporting date would not affect profit or loss.

Cash flow sensitivity analysis for variable rate instruments
A change of interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2007.

	Equity				Profit or loss
	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease
	NIS millions				NIS millions

December 31, 2008
Variable rate instruments	2	(2)	1	(1)	2	(2)	1	(1)
Interest rate swaps	2	(2)	1	(1)	2	(2)	1	(1)
Cash flow sensitivity (net)	4	(4)	2	(2)	4	(4)	2	(2)

December 31, 2007
Variable rate instruments	2	(2)	1	(1)	2	(2)	1	(1)
Interest rate swaps	3	(3)	1	(1)	3	(3)	1	(1)
Cash flow sensitivity (net)	5	(5)	2	(2)	5	(5)	2	(2)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 18 – Financial Instruments (cont'd)

Fair Values
Fair values versus carrying amounts
The fair values of financial assets and liabilities, together with the carrying amounts shown in the balance sheet, are as follows:

	December 31, 2007			December 31, 2008
			Interest			Interest
			rates			rates
			used for			used for
	Carrying		determining	Carrying		determining
	amount	Fair value	fair value	amount	Fair value	fair value
	NIS millions			NIS millions

Assets
Cash and cash equivalents	911	911		275	275
Trade receivables, net	1,385	1,385		1,478	1,478
Other receivables, including
derivatives	47	47		69	69
Long-term receivables	533	533	5.0%	590	590	5.0%
Liabilities
Trade payables and accrued
expenses	(953)	(953)		(677)	(677)
Other current liabilities,
including derivatives	(254)	(254)		(220)	(220)
Long-term loans from banks
including current maturities and
accrued interest	(577)	(577)	5.0%-6.0%	-	-
Debentures including current
maturities and accrued interest	(3,193)	(3,237)	3.3%-4.7%	(3,848)	(3,877)	3.9%-4.6%

	(2,101)	(2,145)		(2,333)	(2,362)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 19 – Revenues

Composition

	Year ended December 31
	2007	2008
	NIS millions	NIS millions
Revenues from handsets, net	635	745
Revenues from services	5,415	5,672

	6,050	6,417
Additional information
Revenues from handsets on an installments basis	596	725

Note 20 – Cost of Revenues

Composition

	Year ended December 31
	2007	2008
	NIS millions	NIS millions
According to source of income:
Cost of revenues from handsets	800	832
Cost of revenues from services	2,577	2,570

	3,377	3,402
According to its components:
Purchase of handsets	906	691
Changes in inventory	(113)	126
Write-down of inventory	7	15
	800	832

Rent and related expenses	305	290
Salaries and related expenses	158	163
Fees to other operators and others	980	986
Cost of value added services	324	361
Depreciation and amortization	532	500
Royalties and fees (see Note 27(1)b)	172	160
Other	106	110

	2,577	2,570

	3,377	3,402

Note 21 – Selling and Marketing Expenses

Composition

	Year ended December 31
	2007	2008
	NIS millions	NIS millions
Salaries and related expenses	286	321
Commissions	124	85
Advertising and public relations	121	111
Depreciation and amortization	7	41
Other	147	143

	685	701

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 22 – General and Administrative Expenses

Composition

	Year ended December 31
	2007	2008
	NIS millions	NIS millions
Salaries and related expenses	160	165
Depreciation and amortization	236	210
Rent and maintenance	77	79
Data processing and professional services	67	59
Allowance for doubtful accounts	16	50
Other	97	96
	653	659

Note 23 – Other (income) expenses, net

Composition

	Year ended December 31
	2007	2008
	NIS millions	NIS millions
Capital loss from sale of property, plant and equipment	4	1
Other	11	-
Other expense	15	1

Capital gain from sale of property, plant and equipment	-	(10)
Capital gain from sale of land	-	(9)
Other	(12)	(11)
Other income	(12)	(30)

Net other (income) expense recognized in profit and loss	3	(29)

Note 24 – Financial income and expenses

Composition

	Year ended December 31
	2007	2008
	NIS millions	NIS millions
Interest income on bank deposits	23	10
Interest income on trade and other receivables	41	49
Net foreign exchange gain	67	21
Net change in fair value of financial assets at fair value through profit and loss	-	3
Net change in embedded derivatives	9	-
Finance income	140	83

Interest expenses on long term liabilities	(199)	(206)
Linkage expenses to CPI on long term liabilities	(50)	(161)
Net change in fair value of financial assets at fair value through profit and loss	(38)	-
Net change in embedded derivatives	-	(26)
Finance expense	(287)	(393)

Net finance expense recognized in profit and loss	(147)	(310)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 25 – Income tax

A.	The Company is assessed for tax purposes on the basis of unconsolidated tax returns. The tax is computed on the basis of the Company’s results in Israeli currency as determined for statutory purposes.

B.
Until December 31st 2007 the Company was assessed for tax purposes according to the Income Tax Law (Adjustments for Inflation), 1985 (hereinafter "the Law"), the purpose of which is to measure the results for tax purposes on a real basis and to prevent taxation of inflationary profits. The adjustment of nominal profit for tax purposes is not necessarily the same as the adjustment according to IFRS rules and, as a result, differences occur between the income reported in the financial statements and the adjusted income for tax purposes.

On February 26, 2008 the Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Period of Application) – 2008 (“the Amendment”) was passed by the Knesset. According to the Amendment, the Adjustments Law will no longer be applicable subsequent to the 2007 Tax Year, except for the transitional provisions whose objectives are to prevent distortion of the taxation calculations.

In addition, according to the amendment, commencing 2008 tax year, the adjustment of income for the effects of inflation for tax purposes will no longer be calculated. Additionally, depreciation on protected assets and carry forward tax losses will no longer be linked to the Index, with these balances being adjusted to the Index through the end of the 2007 Tax Year, and linkage thereon ceasing from the 2008 Tax Year onwards.

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

D.           Reconciliation of income tax expense:

A reconciliation of the theoretical tax expense computed on earnings before taxes at the statutory tax rate and the actual income tax provision is presented as follows:

	Year ended December 31
	2007	2008
	NIS millions	NIS millions
Income before income taxes as per the
income statement	1,185	1,374

Tax rate	29%	27%

Tax calculated according to the main tax rate	344	371

Increase (decrease) in tax resulting from:
Non-deductible interest expenses (see Note 25I)	(56)	-
Other non-deductible expenses	13	13
Other, net	9	5
	310	389

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 25 – Income tax (cont’d)

E.           Deferred taxes

	December 31
	2007	2008
	NIS millions	NIS millions
Capital gain	-	(3)
Provisions for employee benefits, net	(1)	(1)
Allowance for doubtful debts	46	47
Embedded derivatives	(3)	-
Hedging transactions	11	4
Property, plant and equipment and intangible assets	(202)	(203)

	(149)	(156)

The deferred taxes are calculated based on the tax rates expected to apply on the reversal date as indicated above.

Deferred tax assets and liabilities are attributable to the following items:

				Property,
				Plant and
				equipment
	Provisions	Allowance		and
	of employee	for doubtful	Hedging	intangible	Capital	Embedded
	benefits	debts	transactions	assets	gains	derivatives	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Balance of deferred tax asset
(liability) as at January 1,
2007	-	53	10	(216)	-	-	(153)
Recognized in profit or loss	(1)	(7)	-	14	-	(3)	3
Recognized in equity	-	-	1	-	-	-	1
Balance of deferred tax asset
(liability) as at December 31,
2007	(1)	46	11	(202)	-	(3)	(149)

Recognized in profit or loss	-	1	-	(1)	(3)	3	-
Recognized in equity	-	-	(7)	-	-	-	(7)
Balance of deferred tax asset
(liability) as at December 31,
2008	(1)	47	4	(203)	(3)	-	(156)

F.           Income tax in the income statement

	Year ended December 31
	2007	2008
	NIS millions	NIS millions
Current taxes	314	390
Deferred taxes	(4)	(1)

	310	389

All income before taxes and income tax expenses for all of the reporting periods are local in Israel.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 25 – Income Tax (cont’d)

G.           Losses for tax purposes

One of the Company's subsidiaries has a carried forward tax loss in the amount of NIS 2 million, according the tax assessments signed in 2008. The Company does not anticipate utilization of this loss, therefore no deferred tax asset has been recorded.

The Company has final tax assessments until and including the 2005 tax year.

H.           Court ruling regarding deductibility for tax purposes of financing expenses

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 26 – Operating leases

Non-cancelable operating lease rentals are payable as follows:

December 31
2008
NIS millions
Less than one year	221
Between one and five years	397
More than five years	48

666

During the year ended 31 December 2008 NIS 262 million (including linkage to CPI of NIS 5 million) was recognized as an expense in profit and loss in respect of operating leases (2007 – NIS 256 million, including linkage to CPI of NIS 5 million).

Major operating lease and service agreements:

a.	Office buildings and warehouses – there are lease agreements for periods of up to 5 years and eleven months.

b.	Switching stations – there are lease agreements for switching station locations for periods of up to 8 years.

c.	Cell sites – there are lease agreements for cell sites for periods of up to 18 years and four months.

d.	Service centers, retail stores and stands – there are lease agreements for service and installation centers and stands for periods of up to 8 years and seven months.

e.	Transmission services for cell sites and switches.

f.	Motor vehicles lease for a period of 3 years.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 27 – Commitments

1.	The Company has commitments regarding the license it was granted in 1994, most of which are:

a.	Not to pledge any of the assets used to execute the license without the advance consent of the Ministry of Communications.

b.
To pay the State of Israel royalties equal to 2% of the Company’s revenues generated from telecommunications services, less payments transferred to other license holders for interconnect fees or roaming services, sale of handsets and losses from bad debt. The rate of these royalties has decreased in recent years, from 4.5% in 2002, to 4% in 2003, to 3.5% in 2004 and 2005, to 3% in 2006, to 2.5% in 2007 and to 2% in 2008. The royalty rate will continue to be reduced by 0.5% per year, until reaching a rate of 1%.

c.
The Company’s shareholders’ joint equity, combined with the Company’s equity, shall not amount to less than $200 million. Regarding this stipulation, a shareholder holding less than 10% of the rights to the Company’s equity is not taken into account.

The Company is in compliance with the above conditions.

2.
In September 2005, the Company signed an agreement with Ericsson Israel Ltd. according to which the Company will acquire a UMTS radio access network and ancillary products and services. The Company is obligated to purchase maintenance services for 5 years from the launch of the system (until 2011) and the Company has an option to purchase maintenance services for 20 years from the launch of the Systems (until 2026), including all the required services for establishment and maintenance of the system (including receipt of updates and upgrades for the system). The Company agreed to purchase 60% of cell sites by September 2010 from Ericsson. The aggregate scope of the agreement is $27.5 million payable over five years. Under the agreement the parties generally have limited liability for direct damages of up to 40% of the value of the agreement.

3.
Be’eri Printers provides the Company’s printing supplies and invoices as well as the distribution, packaging and delivery of invoices and other mail to the postal service distribution centers. The Company entered into an agreement with Be’eri Printers - Limited Partnership and with Be’eri Technologies (1977) Ltd., or together Be’eri, for printing services in August 2003. Under the terms of the agreement, the Company committed to purchase from Be’eri a minimum monthly quantity of production and distribution services which may be reduced if the Company modifies its printed invoice delivery policy. The agreement is valid until December 2010.

4.	As at December 31, 2008, the Company has commitments to purchase equipment for the communications’ network and cellular telephone equipment, at an amount estimated at NIS 119 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 28 – Contingencies

A.	Contingent liabilities

All sums indicated for the lawsuits below are as at the filing date thereof, unless specifically mentioned otherwise.

In the ordinary course of business, the Company is involved in a number of lawsuits. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of counsel and on the Company’s estimate of the probable settlements amount that are expected to be incurred, if such a settlement will be agreed by both parties.

The litigation and claims that could have a significant effect on the Company’s financial position are described below:

1.
In September 2000, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv–Jaffa by one of the Company’s subscribers in connection with VAT charges in respect of insurance premiums and the provision of insurance services that were allegedly provided not in accordance with the law. In February 2006, the motion for certification as a class action was denied. In March 2006, an appeal was filed with the Supreme Court challenging the dismissal. In December 2008, the appeal was partially allowed and the claim was returned for further consideration by the District Court of certain issues determined by the Supreme Court. If the lawsuit is certified as a class action, the amount claimed is NIS 402 million.

2.
In August 2001, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv–Jaffa by one of the Company’s subscribers in connection with the Company's outgoing call tariffs on the ‘Talkman’ (pre-paid) plan and the collection of a distribution fee for ‘Talkman’ calling cards. In June 2004, the motion for certification as a class action was denied. In September 2004, this decision was appealed to the Israeli Supreme Court. In July 2007, pursuant to the appeal, the Israeli Supreme Court granted a petition filed by both parties with mutual consent, in light of the Israeli Class Action Law, 2006, to resubmit the purported class action lawsuit for consideration in the District Court of Tel Aviv-Jaffa. If the claim is certified as a class action, the amount claimed is NIS 135 million.

3.
In August 2001, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv-Jaffa by one of the Company’s subscribers in connection with air time tariffs and subscriber fees that were allegedly collected not in accordance with the agreement with the subscribers. The lawsuit was amended (after being transferred to the District Court of Central Region) in 2006. In September 2008, the motion for certification as a class action was dismissed with prejudice. Had the lawsuit been certified as a class action, the amount claimed was estimated by the plaintiff to be NIS 1.26 billion, plus punitive damages at a rate of not less than 100% of the amount of the judgment.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 28 – Contingencies (cont’d)

A.	Contingent liabilities (cont’d)

4.
In December 2002, a purported class action lawsuit was filed against the Company and another cellular operator in the District Court of Tel-Aviv–Jaffa in connection with the Company’s incoming call tariff to subscribers of other operators when calling the Company’s subscribers during the period prior to the regulation of interconnect fees. In December 2008, the motion for certification as a class action was dismissed with prejudice. In January 2009, subsequent to the balance sheet date, an appeal was filed with the Supreme Court challenging the dismissal. If the lawsuit is certified as a class action, the amount claimed is NIS 1.6 billion.

5.
In April 2003, a purported class action lawsuit was filed against two other cellular operators and the Company with the District Court of Tel-Aviv–Jaffa in connection with the Company’s incoming SMS tariff to subscribers of other operators when sending SMS messages to the Company’s subscribers during the period before the regulation of SMS interconnect fees. If the lawsuit is certified as a class action, the amount claimed is NIS 90 million, without specifying the amount claimed from the Company individually.

6.
In August 2003, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv–Jaffa (and later transferred to the District Court of Central Region) by one of the Company’s subscribers in connection with the Company's method of rounding the rates of calls, the Company's method of linking rates of calls to the consumer price index and an alleged unlawful approval of a certain rate that was approved by the Ministry of Communications in 1996. In March 2006, the plaintiff filed an amended statement of its claim, following the amendment to the Consumer Protection Law in December 2005, to which the Company has replied. If the lawsuit is certified as a class action, the amount claimed is NIS 150 million.

7.
In August 2006, a purported class action lawsuit was filed against the Company (and two other cellular operators) in the District Court of Tel-Aviv–Jaffa, by plaintiffs alleging to be subscribers of the defendants, in connection with sums allegedly unlawfully charged for a segment of a call that was not actually carried out. If the lawsuit is certified as a class action, the total amount claimed is estimated by the plaintiffs is exceeding NIS 100 million, without specifying the amount claimed from the Company.

8.
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

9.
In January 2007 a purported class action lawsuit was filed against the Company, two other cellular operators and two landline operators in the District Court of Jerusalem by three plaintiffs, claiming to be subscribers of some of the defendants, in connection with an alleged violation of the defendants' statutory duty to allow their subscribers to transfer with their number to another operator, thus, allegedly causing monetary damage to the subscribers. In March 2008 the motion for certification as a class action was dismissed without prejudice and the lawsuit was dismissed with prejudice, following a request of the plaintiffs to withdraw their claim. Had the lawsuit been certified as a class action, the total amount claimed was estimated by the plaintiffs to be at least NIS 10.6 billion.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 28 – Contingencies (cont’d)

A.	Contingent liabilities (cont’d)

10.
In February 2007, a purported class action was filed against the Company in the District Court of Tel-Aviv, by a plaintiff claiming to be a customer of the Company. The plaintiff claimed that the Company unlawfully collected VAT amounts from subscribers who are residents of Eilat. In May 2007, the motion for certification as a class action and the lawsuit were dismissed with prejudice. Had the lawsuit been certified as a class action, the amount claimed from the Company was estimated by the plaintiff at approximately NIS 33 million.

11.
In February 2007, a purported class action lawsuit was filed against the Company (and two other cellular operators) in the District Court of Tel-Aviv by plaintiffs alleging to be subscribers of the three defendants, in connection with sums that were allegedly overcharged in breach of the cellular operators’ licenses, based on charge units larger than the charge units the defendants were allegedly authorized to charge under their licenses for calls initiated or received by subscribers while abroad. If the lawsuit is certified as a class action, the total amount claimed from the cellular operators is estimated by the plaintiffs to be approximately NIS 449 million, of which approximately NIS 193 million is attributed to the Company.

12.
In April 2007, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv-Jaffa, by two plaintiffs alleging to be subscribers of the Company in connection with allegations that the Company, unlawfully and in violation of its license, raised its tariffs in pricing plans that include a commitment to purchase certain services for a fixed period. In February 2008 the lawsuit was dismissed with prejudice. Had the lawsuit been certified as a class action, the amount claimed was estimated by the plaintiffs at approximately NIS 230 million.

13.
In May 2007, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv-Jaffa, by two plaintiffs alleging to be subscribers of the Company in connection with allegations that the Company, unlawfully and in violation of its license, raised its tariffs in pricing plans that include a commitment to purchase certain services for a fixed period. If the claim is recognized as a class action, the amount claimed is approximately NIS 875 million.

14.
In September 2007, a purported class action lawsuit was filed against the Company (and two other cellular operators) in the District Court of Jerusalem, by three plaintiffs who claim to be subscribers of the defendants. The plaintiffs claim that the defendants charged their subscribers for SMS messages sent by them to subscribers who disabled their ability to receive SMS messages and/or misled the senders by an indication on their cell phones that such messages were sent. In July 2008, the purported class action was dismissed without prejudice pursuant to a motion to withdraw the claim filed by the plaintiffs with the defendants' consent. Had the lawsuit been certified as a class action, the total amount claimed from all three defendants was estimated by the plaintiffs to be approximately NIS 182.5 million, without specifying the amount claimed from the Company.

15.
In November 2007, a purported class action lawsuit was filed against the Company in the District Court of Central Region, by a plaintiff alleging to be a subscriber of the Company in connection with allegations that the Company charged its subscribers for content services without obtaining their specific consent in a manner which complies with the provisions of its general license. If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiff to be NIS 432 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 28 – Contingencies (cont’d)

A.	Contingent liabilities (cont’d)

16.
In December 2007, a purported class action lawsuit was filed against the Company (and two other cellular operators) in the District Court of Tel Aviv, by plaintiffs alleging to be residing next to cell sites of the defendants which the plaintiffs claim were built in violation of the law. The plaintiffs allege that the defendants have created environmental hazards by unlawfully building cell sites and therefore demand that the defendants compensate the public for damages (other than personal damages, such as depreciation of property and/or health related damages which are excluded from the purported class action), demolish existing unlawfully built cell sites and refrain from unlawfully building new cell sites. If the lawsuit is certified as a class action, the compensation claimed from the defendants (without any allocation of this amount among the defendants) is estimated by the plaintiffs to be NIS 1 billion.

17.
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

18.
In February 2008 a purported class action lawsuit was filed against the Company in the District Court of Central Region, by plaintiffs claiming to be subscribers of the Company, in connection with sums the Company allegedly overcharged, when the Company raised its tariffs for SMS packages. If the lawsuit is recognized as a class action, the amount claimed is estimated by the plaintiffs to be approximately NIS 43 million.

19.
In March 2008 a purported class action lawsuit was filed against the Company in the District Court of Central Region, by plaintiffs alleging to be the Company's subscribers in connection with allegations that the Company has unlawfully charged its' subscribers for providing them with call details records. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 440 million.

20.
In April 2008 a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by plaintiffs alleging to be subscribers of the Company in connection with allegations that the Company overcharged certain subscribers entitled to rebates under their agreement with the Company, by miscalculating the rebate. If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiffs to be approximately NIS 100 million.

21.
In May 2008 a purported class action lawsuit was filed against the Company and two other cellular operators in the District Court of Tel Aviv-Jaffa, by plaintiffs alleging to be subscribers of the defendants in connection with allegations that the defendants have unlawfully charged their subscribers for certain failed calls attempted by the subscribers, while abroad. If the lawsuit is certified as a class action, the total amount claimed from all three defendants is estimated by the plaintiffs to be approximately NIS 50 million, without specifying the amount attributed to the Company.

22.
In July 2008, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be a subscriber of the Company in connection with allegations that the Company misleads and overcharges certain subscribers, in relation to airtime packages. If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiff to be approximately NIS 72 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 28 – Contingencies (cont’d)

A.	Contingent liabilities (cont’d)

23.
In July 2008, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be a subscriber of the Company in connection with allegations that the Company misleads and unlawfully charges its subscribers for a certain automatic call completion service, even if not used. If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiff to be approximately NIS 179 million.

24.
The Company was served with a number of purported class actions by different plaintiffs and for different claims, that if certified as class actions the aggregate amount claimed is estimated by the plaintiffs to be NIS 57 million.

25.
A dispute exists between the Company and the Ministry of Communications with respect to the payment of fees for its use of the GSM and UMTS frequencies. The amount in dispute as at December 31, 2008, is approximately NIS 71 million (including interest and CPI linkage differences). Until a final decision on this matter, the Company has deposited approximately half of the principal of this amount with the Ministry of Communications, but has not expensed the deposited sum in its financial statements. The Company has applied to the courts regarding this issue.

26.
In April 2005, a lawsuit was filed against the Company in the District Court of Tel-Aviv–Jaffa by one of the Company's former dealers and importers for the amount of NIS 28 million (reduced for court fee purposes from approximately NIS 38 million), alleging that the Company breached an agreement between the parties.

27.
The Company has undertaken to indemnify the Company’s directors and officers, as well as certain other employees for certain events listed in the indemnifications letters given to them.  The aggregate amount payable to all directors and officers and other employees who may have been or will be given such indemnification letters is limited to the amounts the Company receives from the Company’s insurance policy plus 30% of the Company’s shareholders’ equity as of December 31, 2001 or NIS 486 million, and to be adjusted by the Israeli CPI.

28.
In January 2007 a lawsuit was filed against the Company in an arbitration proceeding for the amount of approximately NIS 35 million by a company that purchased cellular services from the Company in order to sell the services to its customers, alleging, among other things, that the Company has breached agreements between the parties and making claims concerning the Company's conduct. The Company rejects all claims made by the Plaintiff against the Company.

29.
In December 2007, the Company was served with a petition filed with the Israeli High Court of Justice against the Israeli Minister of Communications and another cellular operator, seeking to retroactively apply the amendment to cellular operators' general license, effected September 2007, which prevents the Company from offering subscribers calling plans using airtime charging units other than the basic airtime charging unit, or alternatively, to retroactively cancel any charges which may be imposed on subscribers when transferring, before the lapse of a predetermined period, to calling plans based on the basic airtime charging unit. The Company and one other cellular operator were joined as formal respondents. The court has instructed only the Ministry of Communications to submit its response. In its response, the Ministry of Communications opposes the petition.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 28 – Contingencies (cont’d)

B.	Effects of new legislation and standards

1.	Changes to the Communications Regulations (Telecommunications and Broadcasting):

(a)	Commencing January 1, 2009, the airtime charging unit, including for interconnect purposes, will decrease from 12-second units to intervals of 1-second units.

(b)
Commencing December 31, 2008, the Company's general license obligates it to set a fixed tariff for non-business subscribers under obligation to purchase the Company's services for a predefined period, for the duration of that period, thus limiting the Company's ability to raise tariffs to such subscribers.

C.           Liens and guarantees

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 29 – Related Parties

A.           Balance sheet

	December 31
	2007	2008
	NIS millions	NIS millions
Current assets	-	74
Current liabilities	-	8
Long-term liability – debentures	142	255

B.	Transactions with related and interested parties executed in the ordinary course of business at regular commercial terms:

	Year ended December 31
	2007	2008
	NIS millions	NIS millions
Income:

Revenues from services	16	14

Expenses:

Cost of revenue	38	61
Other	4	15

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

C.	Key management personnel compensation (including directors)

In addition to their salaries, the Company also provides non-cash benefits to directors and executive officers (such as a car, medical insurance, etc.), and contributes to a post-employment defined contribution plan on their behalf.

The Company has undertaken to indemnify the Company's directors (See note 28A.27)

Executive officers also participate in the Company’s share option program (see note 17 regarding share-based payments).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 29 – Related Parties (cont'd)

C.	Key management personnel compensation (including directors) (cont'd)

Key management personnel compensation (including directors) comprised:

	Year ended December 31
	2007	2008
	NIS millions	NIS millions
Short-term employee benefits	6	6
Share-based payments	11	10

	17	16

D.	An agreement with DIC

In October 2006, the Company entered into an agreement with DIC pursuant to which DIC provides the Company with advisory services in the areas of management, finance, business and accountancy in consideration of NIS 2 million per year. This agreement is for a term of one year and is automatically renewed for one-year terms unless either party provides 60 days' prior notice to the contrary.

E.	An agreements with Netvision 013 Barak

In July 2007, the Company entered into an agreement with Netvision 013 Barak ("Netvision") pursuant to which Netvision will provide the Company with interconnect and roaming services. In 2008, Netvision provided the Company interconnect and roaming services in the amount of NIS 29 million.  The agreement is renewed every year.

Note 30 – Group entities

Significant subsidiaries
	Ownership interest
	2007	2008
Cellcom Fixed Line Communication L.P	100	100
Cellcom Real Estate (2001) LTD.	100	100
Cellcom Holdings (2001) LTD	100	100
IRAY B.V	100	100

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 31 – Explanation of Transition to IFRSs

As stated in note 2(A), these are the Company’s first annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB.

The accounting policies in note 3 have been applied in preparing the annual consolidated financial statements for the year ended December 31, 2008, the comparative information for the year ended December 31, 2007 and the preparation of an opening IFRS balance sheet at January 1, 2007 (the Company's date of transition).

This note has been prepared according to IFRSs that are in effect or have been adopted in the annual financial statements for the year ending December 31, 2008.

An explanation of how the transition from previous Israeli GAAP to IFRSs has affected the Company’s financial position and financial performance is set out in the following tables and the notes that accompany the tables.

IFRS exemptions implemented

Provisions include asset retirement obligations. Upon the initial recognition of property, plant and equipment, the Company includes in the cost of the asset all the costs it will be required to incur in respect of a liability to dismantle and remove the asset and to restore the site on which it was located.

The Company recognized a liability to dismantle and remove the asset and to restore the site on which it was located in accordance with IAS 37 at the transition date. For the measurement of a fixed asset item, according to the exemption included in IFRS 1 paragraph 25E, the Company calculated the amount that would have been included in the cost of the asset on the date on which the liability was initially incurred by capitalizing the amount of the liability mentioned in the item above to the date on which the liability was initially incurred.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 31 – Explanation of Transition to IFRSs (cont'd)

Reconciliation of equity
			January 1, 2007					December 31, 2007
				Effect of applying IFRS
			Israeli GAAP as	Effects reflected	Israeli GAAP as
			reported prior to	upon the	reported after
			the adoption of	adoption of new	the adoption of
			new Israeli	Israeli	new Israeli
			accounting	accounting	accounting	Other effect of			Effect of
			standards in	standards in	standards in	applying			applying
			2007	2007	2007	IFRS	IFRS	Israeli GAAP	IFRS	IFRS
	Note		NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Current assets
Cash and cash equivalents			56	-	56	-	56	911	-	911
Trade receivables			1,242	-	1,242	-	1,242	1,385	-	1,385
Other receivables, including derivatives	A, B		123	-	123	(50)	73	133	(37)	96
Inventory			131	-	131	-	131	245	-	245
Total current assets			1,552	-	1,552	(50)	1,502	2,674	(37)	2,637

Long-term receivables		C	526	-	526	21	547	545	30	575

Property, plant and
equipment, net	C, D		2,390	165	2,555	(23)	2,532	2,368	(33)	2,335

Intangible assets, net		D	458	237	695	-	695	685	-	685
Total non-current assets			3,374	402	3,776	(2)	3,774	3,598	(3)	3,595

Total assets			4,926	402	5,328	(52)	5,276	6,272	(40)	6,232

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 31 – Explanation of Transition to IFRSs (cont'd)

Reconciliation of equity (cont'd)

			January 1, 2007					December 31, 2007
			Effect of applying IFRS
			Israeli GAAP as	Effects reflected	Israeli GAAP as
			reported prior	upon the	reported after
			the adoption of	adoption of new	the adoption of
			new Israeli	Israeli	new Israeli
			accounting	accounting	accounting	Other effect of			Effect of
			standards in	standards in	standards in	applying			applying
			2007	2007	2007	IFRS	IFRS	Israeli GAAP	IFRS	IFRS
	Note		NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Current liabilities
Short-term credit			-	-	-	-	-	353	-	353
Trade payables and accrued expenses		F	819	-	819	(44)	775	1,007	(54)	953
Current tax liabilities		E	-	-	-	117	117	-	122	122
Provisions		F	-	-	-	81	81	-	91	91
Other current liabilities, including derivatives	E, F		496	-	496	(154)	342	543	(159)	384
Total current liabilities			1,315	-	1,315	-	1,315	1,903	-	1,903
Long-term loans from banks			1,208	-	1,208	-	1,208	343	-	343
Debentures			1,989	-	1,989	-	1,989	2,983	-	2,983
Provisions			-	-	-	12	12	-	14	14
Other long-term liabilities		D	2	12	14	(12)	2	17	(14)	3
Deferred taxes	A, B, D, G		105	105	210	(57)	153	196	(47)	149
Total non-current liabilities			3,304	117	3,421	(57)	3,364	3,539	(47)	3,492
Total liabilities			4,619	117	4,736	(57)	4,679	5,442	(47)	5,395
Shareholders equity
Share capital			1	-	1	-	1	1	-	1
Capital reserves		H	(24)	-	(24)	-	(24)	(4)	(29)	(33)
Cash dividend declared subsequent to
the balance sheet date		J	-	-	-	-	-	700	(700)	-
Retained earnings	A, C, D, H, J		330	285	615	5	620	133	736	869
Total shareholders’ equity			307	285	592	5	597	830	7	837
Total liabilities and shareholders’ equity			4,926	402	5,328	(52)	5,276	6,272	(40)	6,232

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 31 – Explanation of Transition to IFRSs (cont'd)

Adjustment of the earnings
		Year ended December 31, 2007
			Effect of
		Israeli	applying
		GAAP	IFRS	IFRS
	Note	NIS millions

Revenues		6,050	-	6,050
Cost of revenues	A	3,372	5	3,377
Gross profit		2,678	(5)	2,673

Selling and marketing expenses		685	-	685
General and administrative expenses	C	652	1	653
Other expenses (income), net	K	-	3	3
Operating income		1,341	(9)	1,332

Financing expenses		(287)	-	(287)
Financing income	A	131	9	140
Financing costs, net		(156)	9	(147)

Other expenses (income), net	K	3	(3)	-

Income before income tax		1,182	3	1,185

Income tax	A	309	1	310
Net income		873	2	875

Earnings per share
Basic earnings per share (in NIS)		8.95	0.02	8.97
Diluted earnings per share (in NIS)		8.87	0.02	8.89

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 31 – Explanation of Transition to IFRSs (cont'd)

A.
In accordance with Israeli GAAP, no separation of embedded derivatives is required, as is required in accordance with IFRS. The effect of applying IFRS as at January 1, 2007, includes an increase in other receivables in the amount of NIS 10 million, an increase in deferred tax liabilities in the amount of NIS 3 million, and an increase in retained earnings in the amount of NIS 7 million (net of tax). The effect of applying IFRS as at December 31, 2007 includes an increase in other receivables in the amount of NIS 14 million, an increase in deferred tax liabilities in the amount of NIS 4 million and an increase in retained earnings in the amount of NIS 10 million (net of tax). In addition, the cost of revenues increased in the amount of NIS 5 million, for the year ended December 31, 2007. Financing income increased in the amount of NIS 9 million, for the year ended December 31, 2007. Tax expenses increased in the amount of NIS 1 million, for the year ended December 31, 2007.

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

D.	Property, plant and equipment

1.
In accordance with Israeli GAAP until December 31, 2006, the Company did not accrue for liabilities to dismantle and remove assets and to restore the site with respect to the cell sites, retail stores and general and administrative facilities. Starting January 1, 2007, the Company accrued for such liabilities, this resulted in the initial recognition of liabilities in respect of asset retirement obligations an increase in net book value of the fixed assets. As a result there was a decrease in retained earnings in the amount of approximately NIS 5 million, net of related taxes.

2.
In accordance with Israeli GAAP until December 31, 2006, the Company depreciated property, plant and equipment based on the estimated useful life of the dominant asset within each group. Starting January 1, 2007, the Company retroactively separated individual components of property, plant and equipment with estimated useful lives that are different from the entire network, mainly transmission equipment such as fiber-optic cables and infrastructure. The depreciation expense is based on the estimated useful life of each component. The retroactive application of this change increased the Company’s retained earnings as of January 1, 2007, by approximately NIS 290 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 31 – Explanation of Transition to IFRSs (cont'd)

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

F.
In accordance with Israeli GAAP, current and non-current provisions were classified as trade payables and accrued expenses, other current liabilities, or other long-term liabilities, according to the origin of the provision. In accordance with IFRS, current provisions are presented as a separate item in current liabilities. Therefore, upon applying IFRS, as at January 1, 2007 and December 31, 2007: trade payables and accrued expenses decreased in the amount of NIS 44 million and NIS 54 million, respectively; other current liabilities including derivatives decreased in the amount of NIS 37 million and NIS 37 million, respectively; and current provisions increased in the amount of NIS 81 million and NIS 91 million, respectively. In addition, in accordance with IFRS, non-current provisions are presented as a separate item in non-current liabilities. Therefore, upon applying IFRS, as at January 1, 2007 and December 31, 2007, non-current provisions increased and other long-term liabilities decreased in the amount of NIS 12 million and NIS 14 million, respectively.

G.
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

H.
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

I.	The effect of the aforementioned adjustments (net of tax) on the retained earnings:

		January 1	December 31
		2007	2007
	Note	NIS millions	NIS millions
Property, plant and equipment, net	D	285	-
Other receivables	A	7	10
Lands leased from the ILA	C	(2)	(3)
Classification of surplus resulting
from share base payment	H	-	29
Dividend declared subsequent to
balance sheet date	J	-	700

		290	736

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 31 – Explanation of Transition to IFRSs (cont'd)

J.
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

K.
In accordance with Israeli GAAP, gains and losses from the sale of property, plant and equipment net and other income / expenses were not included in operating income. In accordance with IFRS, these items are included in operating income. The effect of applying IFRS for the year ended December 31, 2007, is reflected in a reclassification of these items to the operating income, in the amount of expenses of NIS 3 million.

L.	Explanation of material adjustments to the cash flow statements:

1.
Interest of NIS 23 million received from investments during the year ended December 31, 2007, is classified as investing cash flows under IFRSs, but was included in operating cash flows under Israeli GAAP.

2.	Interest of NIS 177 million paid during the year ended December 31, 2007, is classified as financing cash flows under IFRSs, but was included in operating cash flows under Israeli GAAP.

3.
Payments for fixed asset hedging contracts, in accordance with hedge accounting, in the amount of NIS 12 million, during the year ended December 31, 2007, are classified as investing cash flows under IFRSs, but were included in operating cash flows under Israeli GAAP.

4.
Payments for inventory hedging contracts, in accordance with hedge accounting, in the amount of NIS 24 million, during the year ended December 31, 2007, are presented as a separate line in operating cash flows under IFRSs, but were presented as changes in operating assets and liabilities under Israeli GAAP.

5.
Payments for derivative contracts, net, in the amount of NIS 16 million, during the year ended December 31, 2007, are presented as a separate line in operating cash flows, and 10 million are presented as a separate line in financing cash flows under IFRSs, but were presented as changes in operating assets and liabilities under Israeli GAAP.

There are no other material differences between the cash flow statement presented under IFRSs and cash flow statement presented under Israeli GAAP.