Form 20-F
period 2009-12-31
Cellcom Israel Ltd.
filed 2010-03-02
CIK 1385145

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report .........................................

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

As of December 31, 2009, the Registrant had outstanding 98,895,729 Ordinary Shares, par value NIS 0.01 per share.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  [X]  Yes    [   ]  No

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[   ]  Yes    [X]  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.      [X]  Yes    [   ]  No

Indicate by check mark whether the Registrant (1) has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)

[   ]  Yes    [   ]  No

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
Unless we indicate otherwise, U.S. dollar translations of the NIS amounts presented in this annual report are translated for the convenience of the reader using the rate of NIS 3.775 to $1.00, the representative rate of exchange as of December 31, 2009 as published by the Bank of Israel.

Trademarks

We have proprietary rights to trademarks used in this annual report which are important to our business.  We have omitted the “®” and “™” designations for certain trademarks, but nonetheless reserve all rights to them.  Each trademark, trade name or service mark of any other company appearing in this annual report belongs to its respective holder.

Industry and Market Data

This annual report contains information about our market share, market position and industry data.  Unless otherwise indicated, this statistical and other market information is based on statistics prepared by the Ministry of Communications of Israel, the Ministry of Finance of Israel, the Central Bureau of Statistics of Israel, the Bank of Israel, Merill Lynch, the Organization for Economic Cooperation and Development, or OECD, Morgan Stanley and Yankee Group. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed.  We have not independently verified the accuracy of market data and industry forecasts contained in this annual report that were taken or derived from these industry publications.

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

The selected data presented below under the captions “Income Statement Data,” and “Balance Sheet Data” for, and as of the end of, each of the years in the five-year period ended December 31, 2009, are derived from the consolidated financial statements of Cellcom Israel Ltd. and subsidiaries, which financial statements have been audited by Somekh Chaikin, an independent registered public accounting firm and a member firm of KPMG International. The consolidated financial statements as of  December 31, 2009, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2009, and the report thereon, are included elsewhere in this annual report. The selected data should be read in conjunction with the consolidated financial statements, the related notes, and the independent registered public accounting firm’s report and the convenience translation of the consolidated financial statements as of and for the year ended December 31, 2009 into US dollars solely for the convenience of the reader.

The figures for the years 2005 and 2006 have been restated to give retroactive effect to the initial implementation of the new Israeli Accounting Standard No. 27, “Property, plant and equipment”, which came into effect on January 1, 2007. See note 2.U.2. to our consolidated financial statements for the year ended December 31, 2007 (included in our annual report on Form 20-F for the year ended December 31, 2007).

The figures for the years 2007 and 2008 have been adjusted to give the retrospective application effect of the change in our accounting policy with respect to subscriber acquisition and retention costs, applied in June 2009, retrospectively from January 1, 2007. See “Item 5. Operating and Financial Review and Prospects – A.  Operating Results – Overview – Change in Accounting Policy Regarding Subscriber Acquisition and Retention Costs”. Also see note 2.H to our consolidated financial statements for the year ended December 31, 2009 included elsewhere in this annual report.

The information presented below under the caption “Other Data” contains information that is not derived from the financial statements.

The selected information also includes certain items for the years 2005 and 2006 in accordance with U.S. GAAP.  Israeli GAAP differs in certain significant respects from U.S. GAAP.  For a summary of certain significant differences, see note 28 to our consolidated financial statements for the year ended December 31, 2007 (included in our annual report on Form 20-F for the year ended December 31, 2007).

For your convenience, the following tables also contain U.S. dollar translations of the NIS amounts presented at December 31, 2009, translated using the rate of NIS 3.775 to $1.00, the representative rate of exchange on December 31, 2009 as published by the Bank of Israel.

	Year Ended December 31,
	2005	2006
	(In NIS millions, except per share data)
Income Statement Data: In accordance with Israeli GAAP
Revenues	5,114	5,622
Cost of revenues	* 3,081	* 3,273
Selling and marketing expenses	623	656
General and administrative expenses	656	659
Other (income) expenses, net	* 13	* 6
Operating income	741	1,028
Financing income (expense), net	24	(155)
Income tax	* 234	* 314
Net income	531	559
Basic earnings per share	* 5.44	* 5.73
Diluted earnings per share	* 5.44	* 5.73
Weighted average ordinary shares used in calculation of basic earnings per share	97,500,000	97,500,000
Weighted average ordinary shares used in calculation of diluted earnings per share	97,500,000	97,500,000

U.S. GAAP Data(1):
Net income	491	494
Basic earnings per share	5.04	5.07
Diluted earnings per share	5.04	5.07
Other Data:
EBITDA(2)	1,643	1,864
Capital expenditures	747	521
Dividends declared per share	34.87	4.41
Net cash provided (used) by operating activities	1,272	1,477
Net cash provided (used) in investing activities	(619)	(633)
Net cash provided (used) by financing activities	1,114	(2,560)
Subscribers (in thousands) (3)	2,603	2,884
Period churn rate(4)	15.0%	16.8%
ARPU (in NIS)(5)	151	149

* Restated due to initial implementation of a new Israeli Accounting Standard No. 27 commencing January 1, 2007.

	Year Ended December 31,
	2007*	2008*	2009	2009
	(In NIS millions, except per share data)			(In US$ millions)

Income Statement Data: In accordance with IFRS
Revenues	6,050	6,417	6,483	1,717
Cost of revenues	3,315	3,396	3,333	883
Selling and marketing expenses	685	701	716	189
General and administrative expenses	653	659	660	175
Other (income) expenses, net	3	(29)	6	2
Operating income	1,394	1,690	1,768	468
Financing income (expense), net	(147)	(310)	(219)	(58)
Income tax	328	391	367	97
Net income	919	989	1,182	313
Basic earnings per share	9.42	10.12	12.01	3.18
Diluted earnings per share	9.34	9.96	11.90	3.15
Weighted average ordinary shares used in calculation of basic earnings per share	97,500,000	97,721,339	98,432,757
Weighted average ordinary shares used in calculation of diluted earnings per share	98,441,260	99,279,924	99,306,714

Other Data:
EBITDA(2)	2,187	2,482	2,529	670
Capital expenditures	651	633	663	176
Dividends declared per share	13.90	11.23	11.91	3.15
Net cash provided (used) by operating activities	1,820	1,763	2,088	553
Net cash provided (used) in investing activities	(560)	(546)	(782)	(207)
Net cash provided (used) by financing activities	(405)	(1,853)	(678)	(180)
Subscribers (in thousands) (3)	3,073	3,187	3,292
Period churn rate(4)	16.3%	18.9%	19.6%
ARPU (in NIS)(5)	150	149	144	38

* Retrospective application due to accounting policy change in 2009 regarding Subscriber Acquisition and Retention Costs.

	As at December 31,
	2005	2006
	(In NIS millions)
Balance Sheet Data: In accordance with Israeli GAAP
Cash	1,772	56
Working capital	1,909	237
Total assets	* 7,361	* 5,323
Shareholders’ equity	* 3,897	* 597

U.S. GAAP Data(2):
Total assets	11,100	8,998
Shareholders’ equity	4,490	4,134

* Restated due to initial implementation of a new Israeli Accounting Standard No. 27 commencing January 1, 2007.

	As at December 31,
	2007*	2008*	2009	2009
	(In NIS millions)			(In US$ millions)
Balance Sheet Data: In accordance with IFRS
Cash	911	275	903	239
Working capital	716	461	1,254	332
Total assets	6,294	5,488	6,379	1,690
Shareholders’ equity	881	390	374	99

* Retrospective application due to accounting policy change in 2009 regarding Subscriber Acquisition and Retention Costs.

(1)
Following the Company's adoption of IFRS, as issued by the IASB, the Company is no longer required to reconcile its financial statements prepared in accordance with IFRS to U.S. GAAP. Therefore, certain items in accordance with U.S. GAAP are presented only for the years 2005 and 2006. Under U.S. GAAP, DIC’s acquisition of our shares in 2005 is treated as a purchase that requires a revaluation of our assets and liabilities, leading to increased amortization expense of intangible assets, offset by decreased depreciation expense of tangible assets under U.S. GAAP.  In addition, we were required to push down certain DIC debt and the interest expense relating to such debt incurred to finance the acquisition until it was repaid in early 2006, leading to increased financial expense under U.S. GAAP.

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

The following is a reconciliation of net income to EBITDA:

	Year Ended December 31,
	2005	2006
	(In NIS millions)
In accordance with Israeli GAAP
Net income	531	559
Financing expense (income), net	(24)	155
Other expenses (income), net	13	6
Income taxes	234	314
Depreciation and amortization	889	830
EBITDA	1,643	1,864

	Year Ended December 31
	2007*	2008*	2009	2009
	(In NIS millions)			(In US$ millions)
In accordance with IFRS
Net income	919	989	1,182	313
Financing expense (income), net	147	310	219	58
Other expenses (income), net	3	(29)	6	2
Income taxes	328	391	367	97
Depreciation and amortization	790	821	755	200
EBITDA	2,187	2,482	2,529	670

* Retrospective application due to accounting policy change regarding Subscriber Acquisition and Retention Costs.

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

We have set out below the calculation of ARPU for each of the periods presented:

	Year Ended December 31,
	2005	2006	2007	2008	2009	2009
	(In NIS millions, except number of subscribers and months)					(In US$ millions)
Revenues	5,114	5,622	6,050	6,417	6,483	1,717
less revenues from equipment sales	565	636	635	745	751	199
less other revenues*	38	61	93	135	162	43
Revenues used in ARPU calculation (in NIS millions)	4,511	4,925	5,322	5,537	5,570	1,475
Average number of subscribers	2,489,453	2,757,133	2,955,855	3,105,022	3,215,492	3,215,492
Months during period	12	12	12	12	12	12
ARPU (in NIS, per month)**	151	149	150	149	144	38

*      Other revenues include revenues from repair services, transmission services and landline services.

**
ARPU for 2006 was restated to reflect the full impact of the change in the methodology of calculating our subscriber base implemented in July 2006, to allow comparison with 2007. If our methodology of calculating our subscriber base had not changed in July 2006, ARPU for the year ended December 31, 2006 and for the year ended December 31, 2007 would have been NIS 153, for the year ended December 31, 2008 would have been NIS 152 and for the year ended December 31, 2009 would have been NIS 148.

Exchange Rate Information

The following table shows, for each of the months indicated, the high and low exchange rates between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:

Month	High (NIS)	Low (NIS)

September 2009	3.807	3.729
October 2009	3.780	3.690
November 2009	3.826	3.741
December 2009	3.815	3.772
January 2010	3.765	3.667
February 2010	3.796	3.704

On February 26, 2010 the daily representative rate of exchange between the NIS and U.S. dollar as published by the Bank of Israel was NIS 3.796 to $1.00.

The following table shows, for periods indicated, the average exchange rate between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar, calculated based on the average of the representative rate of exchange on the last day of each month during the relevant period as published by the Bank of Israel:

Year	Average (NIS)

2005	4.503
2006	4.442
2007	4.085
2008	3.568
2009	3.927

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

Further, our business and results of operations could be materially and adversely affected by new legislation and decisions by our regulators that:

•
further reduce interconnect tariffs, as the gradual reduction of interconnect tariffs from March 2005 to March 2008, which was imposed by the Ministry of Communications, led to a decrease in our revenues and any additional reduction, if decided upon, is expected to have an additional adverse effect on our results of operations, the extent of which will depend on the level of reduction and our ability to compensate for lost revenues. The Ministry of Communications is examining interconnect fees and is expected to conduct a hearing on the matter in the near future. Further, following the recent Ministry of Communications decision to change the pricing mechanism of cellular originated international calls, effective July 30, 2010, whereby the cellular operator will be entitled only to interconnect fees, any reduction of interconnect tariffs would effect our revenues from cellular originated international calls as well. See "Item 4. Information on the Company – B. Business Overview – Government Regulations – Tariff Supervision" for additional details.

•
reduce other tariffs, including roaming tariffs, or otherwise intervene in the pricing policies for our products and services, including by requiring us to offer a "limited credit" service to our post-paid customers. See "Item 4. Information on the Company – B. Business Overview – Government Regulations – Tariff Supervision" for additional details;

•
increase the number of competitors in the cellular market, including by awarding cellular licenses to additional UMTS operators and Mirs with certain benefits and leniencies not available to existing cellular operators, providing mobile virtual network operators, or MVNO, licenses, WiMAX licenses and/or licenses for the use of our network by competing technologies, such as Voice Over Broadband over cellular, or VOBoC; limit our ability to compete, including by limiting our ability to develop our network, by preferring new and/or small competitors in the allocation of new frequencies, including those designated to the 4th generation of cellular services. See "Item 4. Information on the Company – B. Business Overview" under "Competition" and under "Government Regulations – Mobile Virtual Network Operator" for additional details ;

•	impose new safety or health-related requirements;

•	impose additional restrictions or requirements with respect to the construction and operation of cell sites;

•	impose restrictions on the provision of content and data services, including by preventing differentiation among the services provided, based on usage;

•	impose restrictions on the provision of services or products we currently provide or regulate or otherwise intervene with the terms under which we provide them to our subscribers;

•	impose restrictions on the provision of cellular internet services, including by preventing cellular operators from providing ISP services and mobile internet access as a bundle;

•	limit or otherwise intervene with the services or products that we may sell;

•	set higher service standards; or

•	impose additional restrictions or requirements on the usage, operation or maintenance of databases or a stricter policy with respect to privacy protection.

See “Item 4. Information on the Company – B – Business Overview – Government Regulations ― Our Principal License”.

If we fail to compensate for lost revenues, increased expenses or additional investments resulting from past or future legislative or regulatory changes with alternative sources of income or otherwise, our results of operations may be materially adversely affected.

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

We have experienced difficulties in obtaining some of these consents and permits, particularly in obtaining building permits for cell sites from local planning and building authorities. As of December 31, 2009, we operated a small portion of our cell sites without building permits or applicable exemptions. Although we are in the process of seeking to obtain building permits or to modify our cell sites in order to satisfy applicable exemptions, we may not be able to obtain all the necessary permits or make the necessary modifications.

Approximately 29% of our cell sites operate without building permits in reliance on an exemption from the requirement to obtain a building permit, mainly for radio access devices. Our reliance on the exemption for radio access devices had been challenged by local planning and building authorities in the courts. and in May 2008 the District Court of Tel-Aviv-Jaffa, in its capacity as court of appeals, ruled that our and other cellular operators’ devices do not meet the exemption’s requirements and therefore the exemption may not be relied upon by us and by other cellular operators. We and other cellular operators appealed against this ruling to the Supreme Court. Additionally, in November 2008, the District Court of Central Region, in its capacity as court of appeals, ruled that the exemption does not apply to radio access devices, if the rooftop on which those devices are located is at the same level as a residence or other building that is regularly frequented by people. The exemption is also the subject of two petitions filed with the Supreme Court.

In September 2009, the Attorney General concluded that the current application of the exemption does not balance properly the different interests involved and therefore cannot continue unchanged. The Attorney General further concluded that, in accordance with its authority under applicable law, the Israeli Ministry of Interior Affairs (in consultation with the Ministry of Communications) should prepare regulations setting conditions for the application of the exemption, such as limiting the exemption to extraordinary circumstances, and bring such regulations for approval by the Economy Committee of the Israeli Parliament by the end of October 2009. Conditions substantially limiting our ability to use the exemption could adversely affect our existing network and network build-out. In January 2010, the Attorney General advised the Supreme Court that the regulations are expected to be brought before the Economy Committee of the Israeli Parliament by the end of February 2010 and that in case the government fails to do so by  such date, the Attorney General will not object to the grant of an interim order preventing the construction of cellular radio access devices without a building permit. To the best of our knowledge, to date, no such regulations were brought before the Economy Committee of the Israeli Parliament.

Other appeals relating to the exemption, including as to the requirement to obtain an extraordinary usage permit, are still under consideration in the District Court and other similar challenges, as well as other claims asserting that those cell sites and other facilities do not meet other legal requirements continue. Further, in July 2008 and again in July 2009, an amendment to the Communications Law proposing to annul the exemption passed the preliminary phase of enactment in the Israeli parliament. An annulment or substantial limitation of the exemption could adversely affect our existing network and network build-out, particularly given the objection of some local planning and building authorities to grant due permits where required. See “Item 4. Information on the Company – B.  Business Overview - Government Regulations— Permits for Cell Site Construction" for additional details regarding the exemption.

In addition, we may be operating a significant number of our cell sites in a manner that is not fully compatible with the building permits issued for these cell sites which may, in some cases, constitute grounds for termination of their lease agreements or claims for breach of such agreements. Our rooftop microwave sites and repeaters operate in reliance upon an exemption from the requirement to obtain a building permit.  Substantially all of our outdoor microwave sites are rooftops.  It is unclear whether other types of repeaters require a building permit. Our reliance on an exemption from the requirement to obtain building permits for repeaters has not, to date, been considered by the courts.

Operation of a cell site or other facility without a building permit or not in accordance with the permit or other legal requirements may result in the issuance of a demolition order for the cell site or other facility or the bringing of criminal charges against us and our officers and directors. Certain of our cell sites have been subject to demolition orders. In addition, criminal charges have been brought against us and our officers and directors in connection with cell sites that were alleged to have been constructed or used without the required permits or not in accordance with the permits granted.  As of December 31, 2009, 22 criminal and administrative proceedings are outstanding; a demolition order has been granted with respect to two cell sites while the remaining  20 proceedings are pending further litigation.

Pursuant to the Israeli Non-Ionizing Radiation Law, 2006, the granting or renewal of an operating permit by the Commissioner of Environmental Radiation at the Ministry of Environmental Protection of Israel for a cell site or other facility is subject to the receipt of a building permit or the facility being exempt from the requirement to obtain a building permit. Should we fail to obtain building permits for our cell sites or other facilities, including in the event that our reliance upon an exemption from the requirement to obtain building permits for these cell sites and other facilities is found invalid, the Commissioner of Environmental Radiation at the Ministry of Environmental Protection will not grant or renew our operating permits for those cell sites and other facilities. Since October 2007, the Commissioner of Environmental Protection took the position that he will not grant or renew operating permits to radio access devices, where the local planning and building committee’s engineer objected to our reliance upon the said exemption for radio access devices. For reasons not related to radiation hazards, we have not received environmental permits for a small portion of our cell sites, primarily due to building and planning issues, such as objections by local planning and building committee's engineers to our reliance on the exemption from obtaining building permits for radio access devices. Operating a cell site or a facility without an operating permit could subject us and our officers and directors to criminal, administrative and civil liability.

Should any of our officers or directors be found guilty of an offence, although this has not occurred to date, they may face monetary penalties and a term of imprisonment.  Our cell sites may be the subject of demolition orders, we may be required to relocate cell sites to less favorable locations or stop operation of cell sites which could negatively affect the extent, quality and capacity of our network coverage, all of which may have a material adverse effect on our results of operations and financial condition.

 An amendment is being prepared to the Non-Ionizing Radiation Regulations published in December 2008,  which may include additional restrictions in relation to the operation of cell sites and other facilities (including maximum levels of exposure to non ionizing radiation). If restrictions similar to those included in a previous draft are subsequently adopted, they will, among other things, limit our ability to construct new cell sites(and if applied to existing cell sites, it will also limit our ability to renew operating permits for a number of our existing cell sites), especially in residential areas. See “Item 4. Information on the Company – B.  Business Overview - Government Regulations— Permits for Cell Site Construction" for additional details regarding a petition on the matter as well as a proposed amendment to the Non-Ionizing Radiation Law, aiming to cancel the requirement to obtain the Minister of Communications' approval to the Non-Ionizing Radiation Regulations, where such regulations may have a substantial and direct effect on the monetary burden imposed on the communication market.

The Israeli National Zoning Plan 36, or the Plan, which regulates cell site construction and operation is in the process of being changed. Current proposed changes impose additional restrictions and requirements on the construction and operation of cell sites and will, if approved by the Israeli National Council for Planning and Building and thereafter by the Government of Israel, harm our ability to construct new cell sites, make the process of obtaining building permits for the construction and operation of cell sites more cumbersome and costly, could adversely affect our existing network and may delay the future deployment of our network. The National Council is expected to deliberate on the subject in the first half of 2010.

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

If we are unable to obtain or renew building or other consents and permits for our existing cell sites or other facilities, we will be required to demolish or relocate these cell sites and facilities.  Our inability to relocate cell sites or other facilities in a timely manner or to construct and operate new cell sites or other facilities (if we are unable to obtain the necessary consents and permits or rely on the exemption from the requirement to obtain a building permit), could adversely affect our existing network, resulting in the loss of subscribers, prevent us from meeting the network coverage and quality requirements contained in our license (which may lead to its revocation) and adversely impact our network build-out, all of which may have a material adverse effect on our results of operations and financial condition.

We may be required to indemnify certain local planning and building committees in respect of claims against them.

Under the Israeli Planning and Building Law, 1965, by approving a building plan, local planning and building committees may be held liable to compensate for depreciation of properties included in or neighboring the approved plan.

In January 2006, the law was amended to require an applicant, as a precondition to obtaining a cell site construction permit from a planning and building committee, to provide a letter to the committee indemnifying it for possible depreciation claims.  As of December 31, 2009, we have provided approximately 289 indemnification letters to local planning and building committees. Calls upon our indemnification letters may have a material adverse effect on our financial condition and results of operations. We may also decide to demolish or relocate existing cell sites to less favorable alternatives and to construct new cell sites in alternative, less suitable locations or not at all, due to the obligation to provide indemnification.  As a result, our existing service may be impaired or the expansion of our network coverage could be limited.

In addition, local planning and building committees have sought to join cellular operators, including us, as defendants in depreciation claims made against them even though indemnification letters were not provided.  We were joined as defendants in a small number of cases.

In February 2007, the Israeli Minister of Interior Affairs extended the limitation period within which depreciation claims may be brought under the Israeli Planning and Building Law from three years from approval of a building plan, to the later of one year from receiving a building permit for a cell site under National Zoning Plan 36 and six months from the construction of a cell site. The Minister retains the general authority to extend such period further. This extension of the limitation period increases our potential exposure to depreciation claims. In addition, should the Planning and Building Law be construed or amended to allow a longer period of limitation for depreciation claims than the current limitation period set in that law, our potential exposure to depreciation claims would increase.

Alleged health risks relating to non-ionizing radiation generated from cell sites and cellular telecommunications devices may harm our prospects.

Handsets, accessories and various types of cell sites are known to be sources of non-ionizing radiation emissions and are the subject of a public debate in Israel. While, to the best of our knowledge, the handsets that we market comply with the applicable legislation that relate to acceptable “specific absorption rate,” or SAR, levels, we rely on the SAR levels published by the manufacturers of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers’ approvals refer to a prototype handset, we have no information as to the actual level of SAR of the handsets throughout the lifecycle of the handsets, including in the case of handset repair. See also “Item 4. Information on the Company – B. Business Overview - Government Regulations - Handsets”. Recommendations by the Israeli Ministry of Health published in July 2008, to take precautionary measures when using cellular handsets, have increased the concerns of the Israeli public. The Ministry of Health indicated that although the findings of the international study on whether cellular phone usage increases the risk of developing certain tumors were not yet finalized, partial results of several of the studies were published, and while these studies did not demonstrate a connection between cellular phone exposure and tumor growth, a relationship between prolonged cellular phone usage and tumor development was observed in some of these studies. This publication and other media reports have resulted in the introduction of several bills, aimed at increasing awareness of the possible risks of cellular phones usage and reducing usage thereof, mainly by young people. These bills await deliberation by the Israeli Parliament.

Concerns regarding cell sites have already caused us difficulties in obtaining permits for cell site construction and obtaining or renewing leases for cell sites and even resulted in unlawful sabotage of a small number of cell sites. In July 2009, the Ministries of Interior Affairs and Environmental Protection adopted a position (as part of the recommendations made by an inter-ministry committee established to examine the appropriateness of future application of the exemption from obtaining building permits for radio access devices) that, with respect to radiation safety, cell sites constructed pursuant to a building permit are preferable to radio access devices and that the utilizing a cellular network to provide advanced services which can be provided through a landline network,  is unjustified in light of the preventive care principle set forth in the Israeli Non-Ionizing Radiation Law.

If health concerns regarding non-ionizing radiation increase further, or if adverse findings in studies of non-ionizing radiation are published or if non-ionizing radiation levels are found to be higher than the standards set for handsets and cell sites, consumers may be discouraged from using cellular handsets and regulators may impose additional restrictions on the construction and operation of cell sites or handset usage. As a result, we may experience increased difficulty in constructing and operating cell sites and obtaining leases for new cell site locations or renewing leases for existing locations (although so far, in total we have experienced renewal problems with approximately 7% of our cell site leases each year); we may be exposed to property depreciation claims; we may lose revenues due to decreasing usage of our services; we may be subject to increased regulatory costs; and we may be subject to health-related claims for substantial sums.  See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information – Legal Proceedings—Purported class actions” for additional details on a purported class action filed against us in that respect. We have not obtained insurance for these potential claims.  An adverse outcome to, or settlement of, any health - related litigation against us or any other provider of cellular services could have a material adverse effect on our results of operations, financial condition or prospects.

We face intense competition in all aspects of our business.

The Israeli cellular telephone market is highly competitive.  We compete for subscribers with three other cellular operators.  While we enjoy the largest market share, estimated to be 34.6% as of December 31, 2009, two of our competitors, Partner and Pelephone, enjoy estimated market shares of 32% and 28.9% respectively, with MIRS Motorola Communications Ltd., or MIRS, estimated to have a market share of 4.5%. The current competitive pressure in the Israeli market results primarily from the highly penetrated state of the market.  See also “Item 4. Information on the Company - B. Business Overview - The Telecommunications Industry in Israel”. This means that market growth is limited and cellular operators compete intensely to retain their own subscribers and attract those of their competitors. The competition in our market has further increased following the launch of Pelephone's UMTS/HSPA network in 2009. Further, competition changes as cellular operators enter into additional communication markets, such as broadband and landline telephony . Any of the following developments in our market or the implementation by the Ministry of Communications of the recommendations of a public committee appointed by it to review issues in the telecommunications market adopted by the Ministry of Communications (certain such recommendations were also adopted in the Israeli Government resolutions) in August 2008 (see "Item 4. Information on the Company – B. Business Overview – Competition.”), are expected to increase competition further and may result in an increased churn rate, increased subscriber acquisition and retention costs and ultimately reduced profitability for us:

•
Pelephone’s offering of certain services jointly with its parent company, Bezeq, the incumbent landline operator; although Bezeq and Pelephone may not currently offer integrated or combined packages of cellular and landline telephone and other telecommunication services, the Ministry of Communications  has stated that once Bezeq’s share of the Israeli landline telephone market falls below 85%, it would be permitted to offer certain services jointly with its subsidiaries, provided that a similar bundle is made available by a competitor of Bezeq (such as a landline and cellular bundle) and subject to each of the services in Bezeq's bundle being available for sale separately. In February 2010 the Ministry of Communications determined that Bezeq's market share as of December 2009 is 75.7% in the private sector and 83.9% in the business sector.

•
the entry into the Israeli cellular market by additional operators or MVNOs, could increase competition and thus may have material adverse affect on our revenues. Regulations necessary for the issuance of an MVNO license, came into effect in January 2010, and entities wishing to obtain an MVNO license may now file an application for an MVNO license with the Ministry of Communications. Further, in October 2009, general principles for an additional UMTS spectrum tender, expected to be published during the first half of 2010, were published by the Ministry of Communications and the

Israeli Treasury Ministry joint tender committee. These principles include a regulatory change intended to alleviate entry barriers and shorten the time frame for countrywide cellular service provision by a new entrant or by an existing operator wishing to upgrade its network,  by allowing national roaming or regulating compulsory site sharing; the Ministry of Communications is expected to conduct a hearing on those regulatory changes during 2010;. See "Item 4. Information on the Company – B. Business Overview" under "Competition" and under "Government Regulations – Mobile Virtual Network Operator" for additional details;

•
the expansion of the "Open Garden" content provision offerings, as it will transform the cellular operator, previously the provider of content to its subscribers, into one of many content providers competing to provide content to the operator's own subscribers; The Open Garden international trend is facilitated by technological changes allowing high speed internet surfing and supporting handsets and the entry of international media providers and handsets manufacturers into the cellular content provision market.  Further, expansion of arrangements such as that introduced by Apple, in which subscribers can purchase content only through their handset manufacturer's store, could adversely effect our content revenues. See "Item 4. Information on the Company – B. Business Overview" under "Competition".

•
new initiatives and combinations of services following the recent acquisitions in the Israeli communication market, as it will allow some of the players to offer quadruple and even quintuple service bundles to existing customers in each of their previously separated platforms as well to new customers, such as the Mirs – Hot combination, when the acquisition of Mirs is completed. For details see "Item 4. Information on The Company -Business Overview - The Telecommunications Industry in Israel - Cellular Services".

•
the launch of a UMTS network by Mirs as it would strengthen Mirs's ability to compete in the provision of inbound and outbound roaming services as well as improve its competitive position in the market; under the general principles for an additional UMTS spectrum tender, Mirs will be the only existing cellular operator allowed to participate in the tender;

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

•
the entry into the cellular market of mobile WiMAX technology (by a new entrant) or landline WiMAX technology (as it will enlarge coverage by cordless landline networks); the Ministry of Communications published a WiMAX policy on March 1, 2009 and is expected to publish a landline WiMAX frequencies tender in 2010;and

•
the entry into the communications market of operators of competing technologies, which may be granted a license to use the cellular networks, such as VOBoC; To date, the Ministry of Communications has granted three trial licenses for VOBoC and demanded cellular operators to provide the VOBoC customers with service equal to the operator's own data customers, following which it is expected to conduct a hearing regarding VOBoC policy and licenses.

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

We provide services to millions of subscribers on a daily basis.  As a result of the scope and magnitude of our operations we are subject to the risk of a large number of lawsuits, including class action suits by consumers and consumer organizations, with respect to billing and other practices. These actions may be costly to defend and could result in significant judgments against us. The Israeli Class Actions Law, 2006 and the 2005 amendment to the Israeli Consumer Protection Law, 1981 include provisions that expand the causes of action for which a class of litigants may bring suit, including with regard to any damages allegedly incurred prior to the effective date of these laws, reducing the minimal requirements for certification of a class action lawsuit and reducing the qualifications required to be a lead plaintiff in a class action lawsuit. Following these changes, an increased number of requests to certify lawsuits as class actions were approved by Israeli courts. These laws have increased and may continue to increase the number of requests for certification of class actions against us, our legal exposure and our legal costs in defending against such suits, which as a result may materially and adversely affect our financial results. Other legislative amendments, such as the amendment to the Communications Law, regulating "spam" and other amendments to the Consumer Protection Law, also encourage the filing of lawsuits, including purported class actions, against us.  Currently, we are engaged in a number of purported class action suits as a defendant, some of which are for substantial amounts.  In 2009, two requests to certify lawsuits as class actions against us were approved and shall be tried as class actions. We have settled one and appealed the other. Should our appeal be rejected and the class action succeed or other requests to certify lawsuits against us as class actions are approved and succeed, this may have a material adverse affect on our financial results. For a summary of certain material legal proceedings against us, see “Item 8 – Financial Information - A. Consolidated Statements and Other Financial Information –Legal Proceedings”.

We are subject to the risk of intellectual property rights claims against us, including in relation to music, music-related or other content services we purchase from third party content providers. These claims may require us to initiate or defend protracted and costly litigation, regardless of the merits of these claims.  If any of these claims succeed, we may be forced to pay damages or may be required to obtain licenses for the infringing product or service.  If we cannot obtain all necessary licenses on commercially reasonable terms, we may be forced to stop using or selling the products and services.

We may face claims of having been in violation of the law and our license requiring the implementation of number portability and the terms of our license governing the method of charging for SMS messages.

As a result of an amendment to the Communications Law in March 2005, cellular and landline telephone operators were required to implement number portability by September 1, 2006.  Number portability permits subscribers to change to another network operator without having to change their telephone numbers. Despite efforts to introduce the requisite technology and coordinate the transition to number portability by September 1, 2006, no cellular or landline operator had implemented number portability by that date and. Number portability was implemented on December 2, 2007. See "Item 4. Information on the Company – B. Business Overview – Competition” for additional details.

In 2005, our license was amended to regulate charging for SMS messages sent outside our network, which, under one interpretation of the amendment, may lead to claims of our not being in compliance with our license. To date, we have fulfilled the license requirements, even under this potential interpretation, with respect to substantially all SMS messages sent to subscribers outside our network. However, due to technological difficulties which we and our competitors face and have not yet been resolved, we may face claims, if such interpretation of the amendment prevails, of having been late in implementing  this amendment  with respect to all such SMS messages. We had notified the Ministry of Communications of our technological inability to fully implement the amendment, if it is so interpreted. The Ministry of Communications had proposed an amendment to our license to resolve this problem, which we believe is unsatisfactory because it does not change the charging criteria but mainly proposes certain customer notification requirements. Until such time as the cellular operators develop the necessary interfaces or our license is amended, we may be exposed, if such an interpretation prevails, to substantial sanctions and legal claims.

We may be required to make substantial investments or cease offering certain products or services or change their terms to meet growing demand for data consumption

Experience in other developed countries has indicated that the growing demand for Internet, content and data through advanced third generation cellular phones, modems and other devices using cellular data (such as net books) results in a rapid growth of data traffic on cellular networks. Experts estimate that data traffic will grow even faster in the future and some operators have already taken steps aimed at reducing data usage by their subscribers, including by transferring traffic to non-cost alternative networks. Our strategy to grow and develop our Internet, content and data services has proven to be successful and contributed positively to our results of operations. Any unexpected growth in data consumption by our subscribers and/or regulatory changes (including with respect to the  'fair usage' principle in respect of Internet usage loads management to allow proper usage for all users, the construction and operation of our network or the allocation of additional spectrum) may require us to cease offering certain products and/or services we currently offer and/or change their terms and conditions and/or make substantial unplanned investments, which may have an adverse affect on our results of operations.

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

The cellular market is known for rapid and significant technological changes.  Our current technologies, including our 3.5G technologies, may be overtaken rapidly, requiring us to invest in alternative technologies to remain competitive. Further, technologies such as wireless broadband access services such as WiMAX, Wi-Fi, VOB and other technologies that have the capacity to handle cellular calls or data transfer (such as VoBoC), may enter our market and compete with traditional cellular providers, thus further intensifying the competition we face and requiring us to reduce prices, thus adversely affecting our results of operations. The Ministry of Communications has granted trial licenses to certain entities to use cellular networks for the provision of VOBoC and is expected to publish a WiMAX frequencies tender in 2010, in which it is expected to allocate mobile WiMAX frequencies to a new operator, since the present cellular operators, including us, are not eligible to participate in that tender under the Ministry of Communications' policy.

If we cannot obtain or maintain favorable roaming arrangements, our services may be less attractive or less profitable.

We rely on agreements to provide roaming capability to our subscribers in many areas outside Israel.  As of December 31, 2009, we had roaming arrangements with 552 cellular providers in 177 countries around the world.  However, we cannot control the quality of the service that they provide and it may be inferior to the quality of service that we provide.  Equally, our subscribers may not be able to use some of the advanced features that they enjoy when making calls on our network.  Some of our competitors may be able to obtain lower roaming rates than we do because they may have larger call volumes.  Competition is expected to intensify further, if Mirs begins providing roaming services as well. If our competitors’ providers can deliver a higher quality or a more cost effective roaming service, then subscribers may migrate to those competitors and our results of operation could be adversely affected.  Further, we may not be able to compel providers to participate in our technology migration and enhancement strategies.  As a result, our ability to implement technological innovations could be adversely affected if these overseas providers are unable or unwilling to cooperate with the further development of our network or if they cease to provide services comparable to those we offer on our network.

Following European Union regulation of roaming tariffs, which reduced tariffs for calls made by members of the European Union among themselves, several European Union member operators have raised roaming tariffs for calls to and from non-European Union member operators, resulting in higher roaming tariffs for our subscribers. In addition, in August 2008, the Israeli Government adopted a resolution to negotiate a reduction of inbound and outbound roaming tariffs with the European Union and/or members of the European Union or countries frequently visited by Israelis. In November 2008 the Ministry of Communications requested us to provide information in relation to our roaming services. If roaming tariffs are reduced as a result of the proposed negotiation or otherwise and/or if additional European Union member operators raise their tariffs and/or if we are not able to raise our tariffs or otherwise compensate for the higher roaming expenses, this could adversely affect our profitability and results of operations.

Our substantial debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability; Regulatory change may affect our possibilities to raise debt from institutional investors.

As of December 31, 2009, our total indebtedness was approximately NIS 4,535  million ($1,201 million). The indentures governing our debentures currently permit us to incur additional indebtedness.  Our substantial debt could adversely affect our financial condition by, among other things:

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

In February 2010, the Committee for Establishing Parameters for Institutional Bodies' Investments in Nongovernmental Bonds, nominated by the commissioner of Capital Markets, Insurance and Savings in the Ministry of Finance, published its recommendations for regulatory intervention of the commissioner as well as recommendations for Israeli institutional investors to follow, before investing in non-governmental debentures. If the committee's report recommendations are adopted, they may adversely affect our possibilities of raising debt from Israeli institutional investors as well as the terms and price of such debt raising. See “Item 5. Operating and Financial Review and Prospects.  – B. Liquidity and Capital Resources” for additional details.

Our business results may be affected by continued recession

Most of our revenues are not guaranteed or prepaid and are usage dependant. In 2009 we experienced a substantial decline in our roaming services revenues due to a reduction in incoming and outgoing tourism due to the current global economic recession and also an increase in allowance for doubtful accounts which have been influenced by the global economic slowdown. For further details see "Item 5. Operating and Financial Review and Prospects – A. Operating Results – Results of Operations Comparison of 2007, 2008 and 2009 - Selling and marketing expenses and general and administrative expenses") If this recession continues or reoccurs, usage of our services decreases and we cannot otherwise compensate for lost revenues, it may have a material adverse effect on our results of operations, financial condition or prospects. If the number of customers that are unable to pay their bills increases or one or more of our larger business customers fails to pay the amount owed to us, it may materially increase our bad debts and have a material adverse effect on our results of operations and financial condition. Furthermore, the recession may adversely affect third parties we rely upon in the provision of our services, including interconnecting telecommunication providers, roaming partners and services and equipment providers. If those providers fail to provide reliable and consistent services and/or equipment to us on the requisite standards of quality and on a timely basis, our ability to provide services to our subscribers may be reduced in scope and/or in quality, until and inasmuch as an alternative provider can be found, and consequently our license may be at risk of revocation for failure to satisfy the required service standards. An alternative provider and/or solution, may involve additional expenses and/or investments on our part and/or may involve terms that are less favorable to us, including reduced revenues. In addition, if any damage is caused to us and/or we are found liable for damages caused to third parties by such service or equipment providers and such providers are unable to indemnify us for such damages, we may have to bear the cost of such damages, which may be substantial, and such outcome may adversely affect our financial condition.

Our business results may be affected by currency fluctuations, by our currency hedging positions and by changes in the Israeli Consumer Price Index.

A portion of our cash payments are incurred in, or linked to, foreign currencies, mainly US Dollars.  In particular, in 2007, 2008 and 2009, payments in U.S. dollars or linked to the U.S. dollar represented approximately 33%, 33% and 36%, respectively, of total cash outflow (including payments of principal and interest on our debentures). These payments included capital expenditures, some of our operating lease payments, payments to equipment suppliers including handset suppliers and, in 2007 and in 2008, payments of principal and interest on our credit facility (voluntarily prepaid in full in March 2008). As almost all of our cash receipts are in NIS, any devaluation of the NIS against those foreign currencies in which we make payments, particularly the U.S. dollar, will increase the NIS cost of our foreign currency denominated or linked expenses and capital expenditures.

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

Furthermore, since the principal amount of and interest that we pay on our Series A, B, C and D debentures, are linked to the Israeli CPI, any increase in the Israeli CPI will increase our financial expenses and could adversely affect our results of operations. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service – Public Debentures" for details.

We may not be able to fulfill our dividend policy in the future; implementation of our dividend policy will significantly reduce our future cash reserves.

In February 2006, we adopted a dividend policy targeting a payout ratio of at least 75% of our net income in each calendar year, subject to any applicable law, our license and contractual obligations and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors.  In 2007, 2008 and 2009, our Board of Directors has declared dividends constituting as much as 95% or more of our net income and may declare dividends in similar rates in the future. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy”. Our license requires that we and our 10% or more shareholders maintain at least $200 million of combined shareholders’ equity. Dividend payments are not guaranteed and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends or to pay dividends at a ratio to net income that is less than that paid in the past.

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

In addition, pursuant to the “Guidelines for Sound Bank Administration” issued by the Israeli Supervisor of Banks, the amount that an Israeli bank may lend to one group of borrowers and to each of the six largest borrowers of such banking corporation is limited.  Since we are a member of IDB’s group of borrowers, these guidelines may limit the ability of Israeli banks to lend money to us.

We are controlled by a single shareholder who can significantly influence matters requiring shareholders’ approval.

As of December 31, 2009, DIC held, directly and indirectly, approximately 48.57%  of our outstanding share capital.  Pursuant to shareholders agreements among DIC and certain of our minority shareholders, who in the aggregate own approximately 3.45% of our ordinary shares, DIC has been granted the voting rights in respect of those shares. In addition to DIC’s shareholdings and such additional voting rights, it has the right to appoint the 20% of our directors that we are required by our license and articles of association to have appointed by Israeli citizens and residents among our founding shareholders.  Accordingly, subject to legal limitations, DIC has control over all matters requiring shareholder approval, including the election and removal of our directors and the approval of significant corporate transactions.  This concentration of ownership could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.

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

Risks Relating to Our Ordinary Shares

A substantial number of our ordinary shares could be sold into the public market, which could depress our share price.Our largest shareholder, DIC, holds approximately 48.57% of our outstanding ordinary shares, as of December 31, 2009. The market price of our ordinary shares could decline as a result of future sales into the market by DIC or other existing shareholders or the perception that these sales could occur. DIC sold 11,425,000 ordinary shares, or approximately 11.62% of our outstanding shares in a number of transactions outside the United States in 2007 and 2008. Sales may be made pursuant to a registration statement, filed with the U.S. Securities and Exchange Commission, or the SEC pursuant to the terms of a registration rights agreement or otherwise, or in reliance on an exemption from the registration requirements of the Securities Act, including the exemptions provided by Rule 144 or Regulation S. Any decline in our share price could also make it difficult for us to raise additional capital by selling shares.

In addition, as of December 31, 2009 we have 704,674 shares reserved for issuance upon the exercise of options; the options are subject to vesting schedules but vesting will be accelerated upon certain events including any sale by DIC that leads to DIC ceasing to control (as such term is defined in the Israeli Securities Law, 1968, namely the ability to direct our activities) us. See "Item 6. Directors, Senior Management and Employment – E. Share Ownership – 2006 Share Incentive Plan".

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

Our principal founding shareholders were DIC, a subsidiary of IDB, which prior to September 2005 indirectly held approximately 25% of our share capital, and BellSouth Corporation and the Safra brothers of Brazil, which together indirectly held approximately 69.5% of our share capital and voting rights in respect of an additional 5.5% of our share capital.  DIC acquired the stakes of BellSouth and the Safra brothers in September 2005 and, following the sale of minority stakes to four groups of investors in 2006, the sale of shares as part of our initial public offering in February 2007, subsequent sales of minority stakes in 2007 and 2008 and purchases of minority stakes from two of the original 1997 shareholders (the voting rights of which were held by DIC prior to the purchase)  in 2009, DIC currently directly and indirectly holds approximately 48.57% of our share capital and the voting rights in respect of an additional approximately 3.45% of our share capital.

Following the acquisition by DIC in 2005, DIC put in place a new management team, including Ami Erel, the Chairman of our Board of Directors, who had previously been President and CEO of Bezeq, Amos Shapira, our Chief Executive Officer, who had been CEO of Kimberly-Clark’s Israeli subsidiary and El Al Airlines, Tal Raz, our Chief Financial Officer until September 2009, who continues to serve as a director, and formerly had been one of the founders and a director of Partner, one of our principal competitors and Adi Cohen, our VP Marketing, who had been marketing manager of Shufersal, Israel's largest retail chain, and previously, Partner's marketing manager. While maintaining its focus on increasing efficiency, our management team has successfully implemented a series of initiatives to drive our growth, including the continued enhancement of our distinctive brand, a greater focus on customer service and new sales campaigns. These initiatives resulted in continuous growth in all operational and financial parameters and strengthening our position as the largest cellular operator in Israel.

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

Principal Capital Expenditures

Our accrual capital expenditure in  2007, 2008 and 2009 amounted to NIS 651 million, NIS 633 million and NIS 663 million, respectively.  Accrual capital expenditure is defined as investment in fixed assets and other assets, such as spectrum licenses, UMTS networks' enhancement and expansion and development of new products and services during a given period. The amounts of Capital expenditure have been adjusted to include capitalized subscriber acquisition and retention costs.  For the periods under review, a key focus of our capital investment has been the enhancement and expansion of our networks and transmission infrastructure.

B.          BUSINESS OVERVIEW

General

We are the leading provider of cellular communications services in Israel in terms of number of subscribers, revenues from services, EBITDA and EBITDA margin for the year ended December 31, 2009. Upon launch of our services in 1994, we offered significantly lower prices for cellular communications services than the incumbent provider and transformed the nature of cellular telephone usage in Israel, turning it into a mass market consumption item.  We surpassed the incumbent cellular operator and became the market leader in terms of number of subscribers in 1998 and, despite the entry of two additional competitors, we have continued since then to have the highest number of subscribers.  As of December 31, 2009, we provided services to approximately 3.292 million subscribers in Israel with an estimated market share of 34.6%. Our closest competitors have estimated market shares of 32% and 28.9%, respectively. In the year ended December 31, 2009, we generated revenues of NIS 6,483 million ($1,717 million), EBITDA of NIS 2,529  million ($670 million), and operating income of NIS 1,768  million ($468 million).  See note 2 to the table in “Item 3. Key Information – A. Selected Financial Data” for a definition of EBITDA.

We offer a broad range of cellular services through our cellular networks covering substantially all of the populated territory of Israel.  These services include basic and advanced cellular telephone services, text and multimedia messaging services and advanced cellular content and data services.  We also offer international roaming services in 177 countries as of December 31, 2009. We offer our subscribers a wide selection of handsets from various leading global manufacturers, as well as extended warranty and repair and replacement services to most handsets we offer.  We also offer landline transmission and data services to business customers and telecommunications operators and, since July 2006, we offer landline telephony services to selected businesses, using our advanced inland fiber-optic infrastructure.

The following table presents our number of subscribers and revenues for each of the last five years:

	Year Ended December 31,
	2005	2006	2007	2008	2009
Subscribers (end of period) (in thousands)(1)	2,603	2,884	3,073	3,187	3,292
Revenues (in NIS millions)	5,114	5,622	6,050	6,417	6,483

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

The Telecommunications Industry in Israel

The following table sets forth selected macro statistics about Israel at and for the year ended December 31, 2009:

Population (millions, at end of year)	7.5
GDP ($ billions) (1)	192
GDP per capita ($ 000) (1)	26
Exports of goods & services ($ billions) (1)	67
CPI change	3. 9%
Long-term local currency sovereign credit rating by S&P	A(Stable)
Unemployment rate (yearly average)	7.7%

(1) for  the 12 months ended September 30 2009, translated to USD based on the  average representative rate of exchange for the 12 months ended September 30,2009.

Source:  Central Bureau of Statistics,  and Ministry of Finance of Israel, , Bank of Israel.

The size of Israeli telecommunications services revenues in 2008 was approximately NIS 29 billion.  Telecommunications services consist of several segments, which are highly competitive. Of the total telecommunications services revenues in 2008, approximately 55% was comprised of cellular services, approximately 24% was local landline voice and Internet access services, approximately 6% was international voice services, approximately 13% was multichannel television services, and approximately 2% was Network Termination Point. Cellular spending was approximately 2.1% of GDP, higher than in developed European economies and the United States.

Israel has high penetration rates across all telecommunications services that are in line with or higher than developed economies such as the European Union and the United States.  These levels of penetration can be attributed to the rapid adoption rate of new technologies, high expenditures on telecommunications services by consumers and businesses and a relatively young population.

In 2009, the Israeli telecommunications market underwent several ownership changes. See "Cellular Services" below for additional details.

Cellular Services

Cellular telephone services were first introduced in Israel in 1986.  For the first nine years of cellular operations there was only one operator, Pelephone, a subsidiary of Bezeq, and growth of cellular telephone services, as well as penetration rates, were limited.  After the commercial launch of Cellcom in December 1994, cellular penetration rates and cellular phone usage increased significantly.  This is mainly due to the fact that our license was awarded to us based upon, among other things, our commitment to offer our services at low prices during the first five years of our operation.

The Israeli cellular market is highly penetrated. The market reached an estimated penetration rate (the ratio of cellular subscribers to the Israeli population) at December 31, 2009, of approximately 127%, representing approximately 9.5 million cellular subscribers.

The following table sets forth the growth in the total number of cellular subscribers in Israel and the penetration rate over the last five years:

	December 31,
	2005	2006	2007	2008	2009
Total subscribers (millions)	7.8	8.4	9.0	9.2	9.5
Cellular penetration (%)	112	118	124	124	127

Source: Reported by Cellcom, Partner and Pelephone (Pelephone's most updated report dates 3rd quarter 2009).  Cellcom estimates for MIRS as MIRS does not disclose operating information.

There are currently four cellular operators in Israel: Cellcom, Partner, Pelephone, and MIRS.  We estimate that the distribution of cellular subscribers among these operators as of December 31, 2009 was: Cellcom 34.6%, Partner 32%, Pelephone 28.9% and MIRS 4.5%.  Subscriber data is based on public information as of December 30, 2009, excluding Pelephone's data which is as of September 30 2009 and except for MIRS, which is based on our estimate.  However, there is no uniform method of counting subscribers.

We are controlled by DIC, a subsidiary of IDB, and started operations at the end of 1994.  Until recently, Partner was majority-owned by Hutchinson Whampoa Ltd. and started operations in 1998. In October 2009, Scailex Corporation Ltd., or Scailex, an Israeli company listed on the TASE and indirectly controlled by Israeli businessman Mr. Ilan Ben-Dov, purchased the controlling stake in Partner. Scailex is also the official importer of Samsung cellular phones to Israel.  Pelephone is a wholly-owned subsidiary of Bezeq and started operations in 1986.  The major controlling shareholder of Bezeq following its privatization in 2005 is F.Sab.Ar Holdings Ltd. which is controlled by Saban Capital Group (controlled by the media entrepreneur Haim Saban), Apax Partners (the international private equity firm) and Arkin Communications (controlled by the Israeli businessman Mori Arkin). In October 2009, Bezeq announced that F.Sab.Ar Holdings Ltd. entered into an agreement for the sale of  its holdings in Bezeq to 012 Smile Communication Ltd., or Smile. Smile is an Israeli company traded on the NASDAQ and the TASE and controlled by Internet Gold Golden Lines Ltd., or Internet Gold. Both Smile and Internet Gold form part of the Eurocom Communication Group, or Eurocom, which includes Eurocom Cellular Communication Ltd. - the official representative of Nokia cellular phones in Israel. The transaction is scheduled to be completed in April 2010. In January 2010, Ampal-American Israel Corporation, an Israeli company traded on the NASDAQ completed the purchase of Smile's on-going business, through its indirect wholly owned subsidiary – 012 Smile Telecom Ltd, or Smile Telecom. MIRS, wholly owned by Motorola, had its license upgraded from push-to-talk to a cellular license in February 2001. To the best of our knowledge, in December 2009, Motorola has entered into an agreement for the sale of its holding in MIRS to the French businessman Mr. Patrick Derhy. Mr.  Derhy has recently also purchased the controlling stake in HOT Telecom, or HOT, which provides multichannel pay-TV services and Internet, data and landline telephony services.

The following listing sets forth the key milestones in the history of the Israeli cellular services:

1986	Bezeq and Motorola create a joint venture called “Pelephone”, which becomes Israel's first cellular operator. Pelephone launches N-AMPS services
1994	Cellcom awarded a license and launches TDMA services
1997	Cellcom introduces first pre-paid plan to the market
1998	Partner awarded a license and launches GSM services
1998	Pelephone launches CDMA services
2001	Ministry of Communications allocates additional 2G and 3G cellular frequencies for existing cellular operators and for the licensing of a new operator
2001	MIRS becomes Israel's fourth cellular operator with iDEN services
2002	Cellcom launches GSM/GPRS services
2003	Cellcom launches EDGE services
2004	Partner launches UMTS services Pelephone launches EVDO services
2006	Cellcom launches full scale UMTS/HSDPA services
2007	Partner launches HSDPA services
2008	Cellcom launches HSUPA services
2009	Pelephone launches UMTS/HSPA services

Key characteristics of the Israeli cellular services market

The following paragraphs describe the key characteristics of the Israeli cellular services market:

High cellular telephone penetration.  The estimated penetration rate in Israel as of December 31, 2009 was 127%.  Penetration rate is calculated by dividing the total number of subscribers by the Israeli population.  The Israeli population does not include foreign workers and Palestinian subscribers who are included in the number of subscribers.  The number of subscribers also includes subscribers with more than one subscription to a cellular network may also include subscribers to more than one network including those in the process of switching networks. As a result, the effective penetration rate after adjustment for these factors is likely to be lower than 127%.

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

High cellular voice usage.  The average cellular voice usage per subscriber in Israel is well over 300 minutes per month, which is higher than the average cellular voice usage per subscriber in most developed economies using the pricing model of "calling party pays".

Low average voice revenue per minute. Cellular operators in Israel have lower average voice revenues per minute than in most developed calling party pay economies.  This is a consequence, among other things, of the importance given to low prices in the first five years of our operation, in the awarding criteria during the original licensing process for a second cellular operator, strong competition and a heavy regulated environment.

Different cellular technologies.  We use TDMA, GSM/GPRS/EDGE and UMTS/HSPA networks.  Partner uses GSM/GPRS and UMTS/HSDPA networks.  Pelephone uses CDMA, CDMA1x, EVDO and UMTS/HSPA network.  MIRS uses an iDEN network.

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

Calling party pays. In Israel, as in most of the world, the party originating the call pays for the airtime.  Cellular telephone network operators do not charge subscribers for calls received on their handsets, except while roaming abroad.

Low annual churn rates.  The average annual churn rate in Israel in 2009 is estimated to be approximately 17-19%, which is lower than the churn rates in other developed economies. This churn rate reflects a slight increase in churn rate attributed to the implementation of number portability in December 2007 and the increased competition.

Landline Services

Voice Services

Bezeq operates approximately 2.5 million lines and provides local services. The second largest competitor in landline telephony services is HOT, a provider of cable TV services, which started landline operations in late 2003. HOT’s network has been upgraded to offer Internet, data and voice services.

In recent years, Bezeq has experienced a significant drop in its traffic volume.  Bezeq is a monopoly and thus subject to enhanced regulatory scrutiny, including supervision of tariffs.

Three players entered this market in 2006, including us. Partner entered this market in 2007 (and further intensified its efforts at the end of 2008) and Bezeq International (VOB only) entered this market in 2009, bringing to a total of seven players.

Broadband and Internet services

Israeli broadband services are characterized by high growth and high penetration levels. The Ministry of Communications estimates that at the end of 2008, there were approximately 1.7 million subscribers, and the household penetration rate was approximately 82%. The dominant landline broadband access technologies are ADSL and cable. ADSL services were launched by Bezeq in 2000 and currently represent a 58% share of broadband connections.  Cable modems, which account for the rest of the market, have been available since 2002. We offer similar services using cellular modem and router as well as data communication services over broadband.

Transmission and landline data services are provided by Bezeq, HOT, Partner (who acquired Med-1's operation in 2006) and us. These services are provided to business customers and to telecommunications operators. Bezeq and Hot are in the process of upgrading their network into high speed NGN. In February 2010, the Ministry of Communications provided a trial license to the Israeli Electric Company, allowing it to use its fiber optic infrastructure to provide transmission services to other operators. Landline services are also provided by Internet Gold and 013 NetVision Ltd., or Netvision, (an indirect subsidiary of IDB).

Internet access is currently provided by three major Internet service providers, or ISPs:  Netvision, Bezeq International, Smile Telecom, and some other niche players.  All those major providers are also suppliers of international voice services. Partner entered this market in December 2008.

International voice services

International voice services in Israel have been open for competition since December 1996.  Until then, Bezeq International, was the only supplier of such services.  There are currently four players in this market. The three major players are: Bezeq International, Netvision and Smile Telecom. The fourth player is Xfone Communications.  Today there is no single dominant player in this market, and competition is very intense.

Multichannel television

The multichannel pay-TV market is also highly penetrated with levels above those of most developed economies.  Multichannel pay-TV services are provided by HOT and by YES, a subsidiary of Bezeq. Regulatory change allowing digital terrestrial television (DTT) broadcasting, with trial broadcasting implemented in August 2009 and expected to be commercially launched in 2010, may affect the level of competition in this market and attract additional players.

Competitive Strengths

We believe that the following competitive strengths will enable us to maintain and enhance our position as the leading provider of cellular communications services in Israel:

•
Combination of leading market position and strong operational momentum. In 2009, we maintained our market-leading position, as reflected in our subscriber base, revenues from services, EBITDA and EBITDA margin growth, leveraging a series of brand, customer service and content initiatives, as well as -cost efficiencies initiatives regarding essential operational processes within our company.

•	Strong and distinctive own brand. Our established brand enjoys strong recognition in Israel. We consider the enhancement of our image among consumers a top priority and continue to invest substantial resources to maintain Cellcom as a local cellular company with a warm personal touch.  Our focus on music and music-related content services, which was broadened in 2009, to encompass versatile mobile media formats, such as music, games, video and data services under one marketing umbrella  - "Cellcom Media",  is our leading marketing theme, corresponding to our growing focus on content and data service growth .

•
Transmission infrastructure and landline services.  We have an advanced fiber-optic transmission infrastructure that consists of approximately 1,500 kilometers of inland fiber-optic cable, which, together with our complementary microwave-based infrastructure, connects the majority of our cell sites and provides for substantially all of our backhaul services.  Our transmission infrastructure significantly reduces our operational reliance on Bezeq, the incumbent landline operator in Israel, while also saving us substantial infrastructure-leasing cash costs. As our transmission network has transmission and data capacity in excess of our own backhaul needs, and covers the majority of Israel’s business parks, we offer transmission and data services to business customers and telecommunications providers. In addition, since July 2006, following the receipt of a landline transmission, data and telephony services license, we offer landline telephony services and as of February 2008, additional advanced landline services through our NGN system, to selected landline business customers.

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

•
Strong management team.  Since DIC acquired control of us in September 2005, we have put in place a team of seasoned managers with significant experience and solid track records in previous managerial positions.  Our Chairman, Mr. Ami Erel, is a veteran of the Israeli communications market and previously served as the chief executive officer of Bezeq.  Our chief executive officer, Mr. Amos Shapira, has been chief executive officer of Kimberly-Clark’s Israeli subsidiary and of El Al Airlines, where he was credited with its successful restructuring and improvements in customer service.  Our newly appointed chief financial officer, Mr. Heen, has held a variety of positions within our finance division, most recently as head of our economic department, responsible for our budget, financial analysis, cost accounting and control over our performance.  Our VP Marketing, Mr. Adi Cohen had been marketing manager of Shufersal, Israel's largest retail chain, and previously, Partner's marketing manager. Under the leadership of Messrs. Erel, Shapira, Heen and Cohen, we have demonstrated significant improvements in our operating results and believe that we are well positioned to continue this trend and to execute our business strategy.

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

Business Strategy

Our goal is to strengthen our position as the leading cellular provider in Israel.  The principal elements of our business strategy are:

•
Focus on core business and synergetic complementary business. We remain focused on our primary source of business, mobile communications and value added services over our advanced cellular network, while continuing to develop new complementary business, which we identify to be both cost synergetic to our core business and provide direct contribution to our business, such as the landline services to the business community, provided over our fiber-optic cables and microwave links. We believe that our steadfast focus on our core competencies is one of the main factors for our market leading position and intend to identify and track opportunities as they arise, with a goal of continuing to generate long term growth.

•
Maximize customer satisfaction, retention and growth. Our growth strategy is focused on retaining our subscribers, expanding the selection of services and products we offer to our subscribers and tailoring offers to our customers' needs, in order to enhance customer satisfaction and increase average revenues per user. We strive to be proactive at every service interaction with our customers, to offer a service which is as clear, simple and methodical as possible and to continually improve and enhance the flexibility of our customer service. In addition to providing quality customer service, we also strive to retain our subscribers and attract new subscribers by offering them advanced handsets, handset upgrades, attractive calling plans and value-added services.

•
Grow and develop our Internet, content and data services.  The usage of cellular content and data services in Israel is currently relatively low compared to western European countries, attributed to Israel launching 3G services two years after its European peers. We launched our UMTS network in 2006, over a year after our competitors. Since then we experienced a significant growth in content and value added services. .  As of December 31, 2009 approximately 997,000 of our subscribers are 3G subscribers, mostly post paid. We believe that the "Open Garden" approach to content, offers significant growth potential for content and data revenues and are constantly looking out for new opportunities to maximize our advantages as an operator, and to maintain and further develop our share in the “Open Garden” content and data evolving market (for additional details regarding the “Open Garden” see “Item 4. Information on the Company – B. Business Overview" under "Competition”) .We intend to continue to invest in the improvement and upgrade of our high speed UMTS/HSPA network, mainly to enhance its capacity and increase its speed, in order to permit higher-quality and higher-speed multimedia content transmission.

We also plan to utilize our momentum in the arena of Israeli  content to expand our content and data services, products and capabilities through in-house expertise and strategic relationships with leading cellular content providers, with special emphasis on original Israeli culture and usage enhancing content and applications in the cellular and complementary media. In 2009 we have launched our “Cellcom Media” initiative, following our “Cellcom Volume” music-related initiative, featuring, among other things, our cellular music store, original content including drama series and on-net-reality programs, video games, social networks applications, location based and other applications. The launch of "Cellcom Media" follows the success of our “Cellcom Volume” music-related initiative that contributed positively to our revenues, brand identity and popularity amongst users in general and youth in particular. We also continued marketing our data-enhancing products, including a cellular modem and a cellular router.

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

•
Optimize our cost structure.  We intend to continue our efforts to control costs so that we can improve profitability while also improving the quality of our services.  In addition, having already built our own fiber-optic and microwave infrastructure, reduces our operating costs, as our network maintenance costs and microwave spectrum fees are lower than the lease costs to rent backhaul capacity from Bezeq. In 2009 we continued our focus on cost efficiencies and identifying further opportunities to manage our costs without reducing the quality of our service, such as introducing our new internet site, which provides a cost efficient alternative channel to the traditional customer care and sales channels,  further reducing our reliance on Bezeq and  continuing the change of  handsets repair process.

•
Capitalize on our existing infrastructure to selectively provide landline telephony services. Our approximately 1,500 kilometer inland fiber-optic network and our microwave infrastructure provide us with the ability to offer cost-efficient landline telecommunications solutions. We hold a license to operate a landline service in Israel and, since July 2006, we offer our landline telephony service to selected businesses. As of February 2008, we offer additional value added landline services to selected businesses, through our NGN system, such as toll free number dialing, call forward and fax to mail, IP CENTREX services, ADSL and Transmission internet connectivity services, which will enable us to penetrate the residential sector as well, should we choose to do so.

Services and Products

As of December 31, 2009, we provide cellular communications services to approximately 3.292 million subscribers, including basic cellular telephony services and value-added services as well as handset sales. We regularly evaluate, including through discussions with potential partners, ways to add additional communications and other services to our portfolio. Not all services are supported by all handsets or by all of our networks. In addition, we offer transmission and data services to business customers and telecommunications operators. Since July 2006, we have offered our landline telephony service to selected businesses.

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

Basic cellular telephony services

•
Our principal service is basic cellular telephony. In addition we offer many other services with enhancements and additional features to our basic cellular telephony service. These services include voice mail, cellular fax, call waiting, call forwarding, caller identification, conference calling, “Talk 2” (two handsets sharing the same number, thus allowing our subscribers to own both a handset and a car phone), additional number service (enables our subscribers to add a second phone number to their handset) and collect call service (a self-developed service protected by our U.S. patent).

•
We also offer both an outbound roaming service to our subscribers when traveling outside of Israel and an inbound roaming to visitors to Israel who can “roam” into our network. Roaming allows cellular subscribers, while using their own cell phone number (and handset, in most cases) and being billed by their provider, to place and receive calls and text messages while in the coverage area of a network to which they do not subscribe. Where available, subscribers can also benefit from other cellular services such as advanced data and content services.  As of December 31, 2009, we had commercial roaming relationships with 552 operators in 177 countries based on the standard agreements of the GSM organization (an umbrella organization in which all the cellular operators operating with GSM technology are members).  This enables our subscribers to enjoy our services in almost the entire world.  Most of our GSM subscribers who use these roaming services abroad can use their own handset and others can borrow or rent, depending upon the period of time, a suitable handset from us.  In addition, as of December 31, 2009, we had 3G roaming arrangements with  171 of these operators, enabling our 3G roamers to participate in video calls and use high-speed data, video and audio content services in 79 countries.

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

Cellcom Media.  This mobile content initiative, which expands our “Cellcom Volume” music-related marketing initiative onto additional content formats, is focused on providing a rich downloadable content consisting of music, games, on-net-reality programs, drama series, video games and other content services  through our popular cellular music portal and Internet site, and also on promoting Israeli content and the use of the handset as a mobile media center.

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

Location-based services.  We offer a number of location-based services. For example: “Cellcom Navigator” is a service provided through a third party that enables our subscribers to receive real-time travel directions, that take account of the traffic condition and visual data regarding their position using global positioning system, or GPS, technology; “Cellcom Radar” is a service that enables our subscribers to locate services such as restaurants, shops and entertainment centers in the proximity of their location.

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

Data services - We offer our subscribers a variety of channels to facilitate their access to data services, including handsets (in supporting models), cellular modems and cellular routers. Usage of our cellular modem services increased substantially in 2009, following our marketing initiatives including an "unlimited surfing package". The cellular router enables the use of landline communication devices such as phones, faxes and computers, over the cellular network, in addition to our cellular communications services, thus providing a complete communication solution for private and small businesses customers.

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

Handsets

We sell a wide selection of handsets designed to meet individual preferences.  Prices of handsets vary based on handset features, calling plans and special promotions. In most cases, handsets are to be paid in 36 monthly installments. We offer a variety of handsets from world-leading brands such as Apple, LG, Motorola, Nokia, Samsung, Sony-Ericsson and RIM. The handset models we sell offer Hebrew language displays in addition to English, Arabic and Russian (in most of the models). We are also required to provide cellular phone services to subscribers who did not purchase their handsets from us, provided that the handset model has been approved for use by the Ministry of Communications. We offer our subscribers an extended handset warranty as well as repair and replacement services for most handsets, in approximately 31  walk-in centers. See also "Customer Care" below.

In 2009 we entered an agreement with Apple Sales International, for the purchase and distribution of iPhone handsets in Israel. Under the terms of the agreement, we committed to purchase a minimum quantity of handsets over a period of three years, which is expected to represent a significant portion of our expected handset purchase amount over that period. The total amount of the purchases will depend on the handsets purchase price at the time of purchase.

Landline services

In addition to our cellular services, we provide landline telephony, transmission and data services, using our approximately 1,500 kilometers of inland fiber-optic infrastructure and complementary microwave links.  We have offered transmission and data services since 2001. We received a license to offer landline telephone service in April 2006 and, since July 2006, have been offering this service to selected businesses. Through our newly acquired NGN system, we were the first landline operator in Israel to provide advanced, voice and data services, to selected business customers, as of February 2008. Revenues from these services increased significantly in 2009 and we consider landline telephone services to be a substantial growth opportunity. In August 2008 the Ministry of Communications adopted the recommendation of a public committee regarding unbundling of Bezeq's network, which may facilitate our growth in this market but also the entry of additional competitors. In February 2010, a public committee was appointed to deliberate on Bezeq's tariffs for use of its network and interconnect tariffs to land line operators, among other issues related to the recommendation,. See “Item 4. Information on the Company – B. Business Overview – Competition.”

Network and Technology

General

Our network has developed over the years since we commenced our operations in 1994 and we now have dual cellular and landline capabilities.

Our “third generation” UMTS/HSPA, or high-speed downlink packet data access, technology, offers full interactive multimedia capabilities with current data rates of up to 7.2Mbps on the downlink path and up to 1.4 Mbps on the uplink path. We were the first operator in Israel to offer data transfer in the uplink path at such high speed. During 2010 we intend to further increase the downlink path speed up to 21 Mbps in selected urban areas. This network, considered to be a “3/3.5G” technology, is a network that uses the same core as our GSM/GPRS/EDGE network. Our UMTS/HSPA network covers substantially all of the populated territory in Israel. Moreover, our UMTS/HSPA network supports new types of services that require higher throughput and lower delay, such as video conferencing.

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

Our transmission network is comprised of approximately 1,500 kilometers of inland advanced fiber-optic cables that, together with our microwave infrastructure, enable us to provide our customers with telephony and high speed and high quality transmission and data services. Our transmission network is strategically deployed in order to cover the major portion of Israel’s business parks and permits us to provide our own backhaul services while reducing our need to lease capacity from Bezeq, the incumbent landline operator in Israel.  Our NGN system by Nokia Siemens, allows the provision of advanced voice and data services to our landline customers.

Infrastructure

We have built an extensive, durable and advanced cellular network system, enabling us to offer high-quality services to substantially the entire Israeli populated territory. Since maintaining a high-quality network is a basic element in our business strategy, we seek to satisfy quality standards that are important to our subscribers, such as high voice quality, high data rate packet sessions, low “blocked call” rate (calls that fail because access to the network is not possible due to insufficient network resources), low “dropped call” rate (calls that are involuntarily terminated) and deep indoor coverage. As a result, we have made substantial capital expenditures and expect to continue to make capital expenditures on our network system. As of December 31, 2009, we had invested an aggregate of NIS 8.153 billion  ($2.160 billion) on our network infrastructure since our inception in 1994.

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

Pursuant to the requirements of our license (as well as the licenses of the other telephony service providers in Israel), our network is interconnected, either directly or indirectly, to the networks of all other telephony service providers in Israel. Our network monitoring system provides around-the-clock surveillance of our entire network. The network operations center is equipped with sophisticated systems that constantly monitor the status of all switches and cell sites, identify failures and dispatch technicians to resolve problems. Operations support systems are utilized to monitor system quality and identify devices that fail to meet performance thresholds.  These same platforms generate statistics on system performance such as dropped calls, blocked calls and handoff failures.  Our network operations center is located in our Netanya headquarters. In addition, we have a partial duplicate backup center in Kiryat Gat, located approximately 80 kilometers south of Netanya. During 2010 and 2011 we intend to complete implementation of a full scale disaster recovery plan for all of our engineering systems.

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

Spectrum allocation

Spectrum availability in Israel is limited and is allocated by the Ministry of Communications through a licensing process. We have been allocated 2x10 MHz in the 850 MHz frequency band used by our TDMA network and since 2008, 2x5 MHz of which are used by our UMTS/HSPA 850 MHz base stations, deployed for coverage improvement , and 2x17 MHz in the 1800 MHz frequency band used by our GSM/GPRS/EDGE network.  In addition, the Ministry of Communications awarded us 2 x 10 MHz and 1 x 5 MHz in the 1900 - 2200 MHz frequency band for our UMTS third generation FDD and TDD spectrums, respectively. In December 2008, we returned the TDD spectrum to the Ministry of Communications, after  not being able to use that spectrum since it was awarded to us in 2004, due to unavailability of  supporting equipment. We believe that our available spectrum is sufficient for our current needs. However, in light of the growing demand for data consumption, we will likely be required to purchase additional spectrum in the future.

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

Our optical transmission network is deployed from Nahariya in the north to Beer Sheva in the south and Afula and Jerusalem in the east, consisting of approximately 1,500 kilometers.  The fiber-optic network reaches most of the business parks in the country and is monitored by a fault-management system that performs real-time monitoring in order to enable us to provide our subscribers with high quality service. In order to efficiently complete our transmission network’s coverage to substantially the entire country, we use a microwave network as a complementary solution in those areas that are not served by our fiber-optic network.  As of December 31, 2009, we had deployed approximately 2,700 microwave links to both our cell sites and subscribers.

To supplement our transmission network, we lease a limited amount of transmission capacity from Bezeq, the incumbent landline operator.

Information technology

We maintain a variety of information systems that enable us to deliver superior customer service while enhancing our internal processes.

We use Amdocs’ customer care and billing system.  We entered into our agreement with Amdocs (UK) Limited, or Amdocs UK, in February 1999 for the supply of a central computer system for customer care, billing and collection capable of generating customer profiles based on various usage patterns.  This system is based on Amdocs UK’s generic pricing system and is customized to our specific requirements.  We own the intellectual property rights for the customized developments. We currently purchase maintenance services for the generic system from Amdocs UK and ongoing support services from its affiliate, Amdocs (Israel) Limited. Amdocs (UK) is obligated to offer us maintenance services until May 2011. Under the agreement, the parties’ current liability for direct damages is generally limited to $500,000.

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

Sales and Marketing

Sales

As part of our strategy to fully penetrate every part of the Israeli market, we are committed to making the purchase of our services as easy and as accessible as possible.  We offer calling plans, value-added services, end user equipment, accessories and related services through a broad network of direct and indirect sales personnel. We pay our independent dealers commissions on sales, while our direct, employee sales personnel, receive base salaries plus performance-based incentives. We focus on subscriber needs and conduct extensive market surveys in order to identify subscribers’ preferences and trends.  Based on these findings, we design special calling plans and promotional campaigns aimed at attracting new subscribers and enhancing our ability to provide new services to existing subscribers.   From time to time, we offer our subscribers rebates and other benefits for handset purchases. All of our, and our dealers', sales and other customer-facing stuff, go through extensive training prior to commencing their work. Our distribution and sales efforts for subscribers are conducted primarily through five channels:

Points of sale.  We distribute our products and services through a broad network of physical points of sale providing us with nationwide coverage of our existing and potential subscriber base.

We operate directly, using our sales force and service personnel, in approximately 30 physical points of sale and service, mostly located in shopping centers and other frequently visited locations to provide our subscribers with easy and convenient access to our products and services. We record approximately 250,000 subscriber applications per month in our direct points of sale and service.

We also distribute our products and services indirectly through a chain of dozens of dealers who operate in approximately 120points of sale throughout Israel. Our dealers are compensated for each sale based on qualitative and quantitative measures. We closely monitor the quality of service provided to our subscribers by our dealers. In our efforts to penetrate certain sectors of our potential subscriber base, we select dealers with proven expertise in marketing to such sectors.

Telephonic sales.  Telephonic sales efforts target existing and potential subscribers who are interested in buying or upgrading handsets and services. Our sales representatives (both in-house and outsourced) offer our customers a variety of products and services, both in proactive and reactive interactions.

Door-to-door sales.  The door-to-door sales team target the door-to-door subscribers based on market surveys that we regularly conduct and database analysis. All information derived from our market surveys is uploaded into a database. Once a potential customer is identified, we contact the potential customer and schedule a meeting with a member of our door-to-door sales team.

Account managers.  Our direct sales force for our business customers maintains regular, personal contact with our large accounts, focusing on sales, customer retention and tailor-made solutions for the specific needs of such customers, including advanced data services.

Internet Shop – Launched in 2009, our new website includes four "zones": Shop - a virtual shop allowing easy purchase of various products and services; Offers - special offers, discounts and loyalty rewards; Content - our content services, including music, games, video clips etc. and a Service zone. Our new website also includes three additional designated websites: sites in Arabic and in Russian featuring the content and service zones and a site for our business customers.

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

In recruiting new subscribers, we are focused on current and potential high value customers, such as students, and subscribers who influence family and business purchasing decisions, such as senior executives. We leverage our extensive interactions with our customers, which we estimate to be approximately 650,000 unique customer applications per month, to provide the requested services and also to cross- and up-sell products and services according to customer needs and usage trends, mostly by using advanced CRM models, to increase customer satisfaction, loyalty and revenues.  In addition, we offer loyalty rewards, such as video subscriptions and tickets to concerts, performances and movies, from time to time.

We regularly advertise in all forms of media, in promotional campaigns and in the sponsorship of major entertainment events. Our marketing and branding campaign has been very successful and highly acclaimed among the Israeli public, and our “Cellcom Media” initiative in particular has provided us with a high visibility association with mobile content services.

We believe that our strong brand recognition gives us the high level of market exposure required to help us achieve our business objectives.

Customer Care

Our customer service unit is our main channel for preserving the long-term relationship with our subscribers. We focus on customer retention through the provision of quality service and customer care. In order to achieve this goal, we systematically monitor and analyze our subscribers’ preferences, characteristics and trends by developing and analyzing sophisticated databases. We then adopt services that are aimed to respond to subscribers’ needs and preferences. In addition, subscribers are encouraged to subscribe to additional value-added services, such as cellular Internet and content services, in order to enhance customer satisfaction and increase ARPU. We continually strive to improve our service to our customers. Our customer care representatives receive extensive training before they begin providing service and thereafter regularly undergo training and review of their performance. We continuously invest in improving our training process. We provide our customer care representatives with a continually updated database, thus shortening the interaction time required to satisfy the customer’s needs and preventing human errors and closely monitor the service provided by them, in order to assure its quality. We constantly review our performance by reviewing customers applications and conducting surveys among our subscribers in order to ensure their satisfaction with our services and to improve them as necessary. In addition, we constantly apply preventive and preemptive measures aimed at reducing churn, which has somewhat increased, in line with other countries experience, following number portability application in December 2007 and increased competition in the cellular market. In 2009, the Israeli "Public Trust" organization report stated that we provide the best quality of customer care in the Israeli cellular market and that we received the lowest number of customer complaints although we have the highest number of subscribers in the Israeli cellular market. The 2009 Israeli Consumers Council, the largest consumers organization in Israel, report, published in January 2010, stated that although the number of cellular customer complaints increased substantially, our number of customer complaints was the lowest.

In order to better respond to subscribers’ needs in the most efficient manner, our customer support and service network offers several channels for our subscribers:

Call centers.  In order to provide quick and efficient responses to the different needs of our various subscribers, our call-center services are divided into several sub-centers: general services; finance; network; international roaming; and data transfer. The call center services are provided in four languages: Hebrew, Arabic, English and Russian. We regularly monitor the performance of our call centers. We currently operate call centers in twelve locations throughout Israel, two of which are outsourced. On average, we respond to 1 million calls every month. During peak hours our call centers have the capability to respond to 800 customer calls simultaneously.

Walk-in centers.  As of December 31, 2009, we independently operated approximately 30 service and sales centers with approximately 110 additional sale and service points operated by our dealers, covering almost all the populated areas of Israel. These centers provide a walk-in contact channel and offer the entire spectrum of products and services that we provide to our subscribers and potential subscribers (the majority of which are provided in our dealers' sale and service points as well), including handsets and accessories sales, upgrades and other services, such as finance, calling-plan changes and subscriptions to new services. These stores are mostly located in central locations, such as popular shopping malls. Our walk-in centers also provide our subscribers with repair services, performed by highly skilled technicians. In 2008 we introduced several efficiency measures to our repair services process (and continued rolling out these measures during 2009), aimed at improving its quality and reducing its costs, primarily given the higher costs of repairing 3G handsets which are more complex and expensive. The measures included repair by advanced regional labs instead of the on-site labs and allowed concentration of the technical services in specialist teams and  management of the related inventory in fewer locations. Consequently, as of December 31, 2009, approximately 70% of our centers were converted to offer a 48 hours repair service, while our other centers offer onsite express repair services where the subscriber deposits a handset with our repair lab and receives the repaired handset, on average, within one hour. We intend to continue extending these measures to other centers. Our subscribers may borrow a substitute handset, free of charge, in order to continue to enjoy our cellular phone services as their handset is being repaired.

Self-services.  We provide our subscribers and potential subscribers with various self-service channels, such as interactive voice response, or IVR, web-based services and service using SMS. These channels provide general and specific information, including calling plans, account balance, billing-related information and roaming tariffs. They also provide subscribers information regarding trouble shooting and handset-operation, and enable subscribers to activate and deactivate services and to download content. In 2009 we launched our new and improved website, which also includes information on our various services, products, the monthly statement etc. Our new website further includes three additional designated service sites: in Arabic, in Russian and a site for our business customers.

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

Competition

There is substantial competition in all aspects of the cellular communications market in Israel and we expect this to continue in the future due to the highly penetrated state of our market and the expected entry of additional competitors. We compete for market and revenue share with three other cellular communication operators: Partner ; Pelephone, which is a wholly-owned subsidiary of the incumbent landline provider, Bezeq; and MIRS.. For recent acquisitions in the Israeli communication market See "Item 4. Information on The Company - Business Overview - The Telecommunications Industry in Israel - Cellular Services".

Our estimated market share based on number of subscribers was approximately 34.6% as of December 31, 2009. To our knowledge, the market shares at such time of Partner, Pelephone (assuming no material changes in the fourth quarter, since Pelephone did not yet publish its year-end figures) and MIRS were estimated to be approximately 32%, 28.9% and 4.5%, respectively.  Since MIRS does not publish data on its number of subscribers, estimates of its market share are based on surveys.

The competition in our market has further increased following the launch of Pelephone's UMTS/HSPA network in 2009. Competition may intensify further following the recent acquisitions in the Israeli communications market which may lead to new initiatives and combinations of services. New communication groups, such as the Mirs – Hot group, if and when Mirs' acquisition is completed, will allow some of the players to offer quadruple and even quintuple service bundles to existing customers in each of their previously separated platforms as well as new customers, and as for the Mirs – Hot combination, more so once (and if) Mirs upgrades its network to UMTS. The Mirs upgrade and/ or the entry of additional cellular operators and - subject to the design and grant of an appropriate form of license by the regulator, and agreement with cellular providers – MVNOs,  into the market, will further intensify competition in the market.  We may also face competition in the future from other providers of voice and data communications, including service providers that may offer WiMAX, WiFi and/or VOBoC.

We believe that the principal competitive factors include general brand perception, perceived price, customer service and handset selection. In addition, content, data and other value-added services constitute a potential growth engine for increasing revenues from subscribers and are also an important factor in selecting a cellular provider.

In the content provision market, we recently compete also with international media providers and handsets manufacturers, such as Apple, Google and Nokia, who have opened their own content enabling stores and are changing the traditional role of the cellular operator from the content provider into one of many content providers, competing to provide content to the operator's subscribers. The Open Garden international trend is facilitated by technological changes allowing high speed internet surfing and supporting handsets and is gradually changing customers' consumption habits from surfing and downloading content mainly through the cellular operator's portal, to an off-portal surfing and content downloading as well as growing demand for internet surfing and content in general. Expansion of this trend, known as the "Open Garden", will enlarge the content market but will further increase competition in the content provision arena. Expansion of arrangements introduced by Apple, in which subscribers using an Apple handset can only purchase content through the Apple store, could adversely affect our content revenues.

In response to the enhanced competition in our market, we have implemented various steps and strategies, including:

•	marketing and branding campaigns aimed at enhancing market leadership, perceived value, brand recognition and loyalty among our existing and potential subscriber base;

•	investing significant resources in improving customer service and retention, as well as supporting information technology systems;

•	introducing innovative value-added services and identifying popular niches among various subscriber groups;

•	investing in improving our network technology to ensure our ability to offer quality services and advanced services, both cellular and landline services;

•	using innovative sales campaigns for attracting new subscribers by offering subsidies on handsets to new subscribers ; and

•	offering attractive calling plans to subscribers, adapted to their needs and preferences;

•	identifying new opportunities to maximize our advantages as an operator, in order to expand our share in the "Open Garden" market place.

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

In August 2008, the Ministry of Communications adopted the majority of the recommendations published in March 2008 by a public committee appointed by the Ministry of Communications to review various issues in the Israeli communications market. The recommendations adopted include recommendations: to accelerate the procedures necessary to allow the entry of MVNOs and additional infrastructure based operators to the cellular market; to publish a WiMAX frequencies tender for cellular use; to examine interconnect fees and further revise them accordingly, during 2009; to negotiate a reduction of inbound and outbound roaming tariffs with the European Union and/or members of the European Union and/or countries frequently visited by Israelis; to regulate charges for cellular-originated international calls; and unbundling of Bezeq's network to be followed by alleviating some of the restrictions with respect to offering integrated packages of services currently imposed on Bezeq and its subsidiaries. Also, in August 2008, the Israeli Government adopted resolutions in line with the recommendations concerning MVNO, roaming tariffs and interconnect fees, as well as a resolution directing the Ministry of Communication to examine ways to encourage the entry into the cellular market of additional operators, including by providing certain relieves and incentives. In October 2009, the Ministry of Communications published the general principles for an additional UMTS spectrum tender, expected to be published in 2010, as decided upon by the tender committee, comprising of Ministry of Communications and Ministry of Finance representatives. According to the principles published, which the Ministry of Communications noted may still change, the tender will include additional UMTS spectrum for two additional UMTS operators; participation will be allowed for new operators and MIRS; and the winners shall be awarded certain benefits and leniencies (not available to other existing operators, such as us) such as discounts in spectrum fees and a five year exemption from royalties payment, rebates on spectrum allocation fees and license fees; additional means to facilitate their entry are under consideration, such as regulatory change allowing national roaming and/or regulating compulsory cell site sharing. The Ministry of Communications is expected to conduct a hearing on these regulatory changes in the near future. The implementation of the recommendations adopted is expected to further increase competition in the market and could adversely influence our results of operations. Following the change to cellular originated international calls charging mechanism and the entry of MVNO operators, including International Landline Operators, or ILDs, to the cellular market, the Ministry of Communications is expected to change current regulation to allow cellular operators to hold ILDs. Such change will allow us to pursue a business combination with Netvision, an IDB affiliate, if we so agree with Netvision and subject to, among others, the requisite regulatory and corporate approvals. For developments regarding MVNO see "Government Regulation – Mobile Virtual Network Operator"; For developments regarding interconnect fees and regulating charges for cellular originated international calls see "Government Regulation – Tariff Supervision".

Intellectual Property

We are a member of the GSM Association, together with other worldwide operators that use GSM technology. As a member of the association, we are entitled to use its intellectual property rights, including the GSM logo and trademark.

We have registered approximately 20 domain names and approximately 120 trademarks and several trade names, the most important of which are the star design, “Cellcom”, “Talkman” and “Cellcom Volume”. We are also the proprietor of a few registered patents and patent applications.

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

•
It is prohibited to acquire (alone or together with relatives or with other parties who collaborate on a regular basis) or transfer our shares, directly or indirectly (including by way of creating a pledge which if foreclosed, will result in the transfer of shares), in one transaction or a series of transactions, if such acquisition or transfer will result in a holding or transfer of 10% or more of any of our means of control, or to transfer any of our means of control if as a result of such transfer, control over our company will be transferred from one party to another, without the prior approval of the Ministry of Communications.  For the purpose of the license, “control” is defined as the direct or indirect ability to direct our operations whether this ability arises from our articles of association, from written or oral agreement or from holding any means of control or otherwise, other than from holding the position of director or officer;

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

•
The license sets forth the general types of payments that we may collect from our subscribers, the general mechanisms for setting tariffs, providing cellular services related benefits, limitations on raising tariffs (for non-business subscribers under obligation to purchase our services for a predefined period, during such period), and on the duration of a non-business subscriber's obligation to purchase our services, the reports that we must submit to the Ministry of Communications and the obligation to provide notice to our customers and the Ministry of Communications prior to changing tariffs. The Ministry of Communications is authorized to intervene in setting tariffs in certain instances;

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

In 2005, our license was amended to regulate charging for SMS messages sent outside our network, which, under a certain interpretation of the amendment, may lead to claims of our not being in compliance with our license. To date, we have fulfilled the license requirements with respect to substantially all SMS messages sent outside out network.  However, due to technological difficulties which have not yet been resolved, we may face claims, if such interpretation of the amendment prevails, of having been late in implementing this amendment with respect to all such SMS messages.  We had notified the Ministry of Communications of our technological inability to fully implement the amendment, in light of this interpretation.  The Ministry of Communications had proposed an amendment to our license to resolve this problem, which we believe is unsatisfactory.

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

Data and transmission license

In 2000, we were granted a non-exclusive special license for the provision of local data communication services and high-speed transmission services, which is effective until December 2012.  Following the grant of a special general license for the provision of landline telephone communication services to Cellcom Fixed Line, which also includes the services previously provided through our data and transmission license, our data and transmission license was amended in June 2006 to permit only Cellcom Fixed Line to be our customer of these services (and these services are now being provided to our customers through Cellcom Fixed Line). The provisions of our general and general specific licenses described above, including as to their extension, generally apply to this license, subject to certain modifications.

Cellular services in Judea and Samaria

The Israeli Civil Administration in Judea and Samaria granted us a non-exclusive license for the provision of cellular services to the Israeli-populated areas in Judea and Samaria.  This license is effective until December 31, 2011. The provisions of the general license described above, including as to its extension, generally apply to this license, subject to certain modifications.

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

Tariff Supervision

Under the Israeli Communications Regulations (Telecommunications and Broadcasting) (Payment for Interconnecting), 2000, interconnect tariffs among landline operators, international call operators and cellular operators are subject to regulation and have been gradually decreased. The current maximum tariffs are in effect as of March 1, 2008, except for the maximum interconnect tariff payable by a cellular operator for sending an SMS message to another cellular network, which is in effect as of March 2006.

Following the Israeli Government resolutions adopted in August 2008 to examine and revise interconnect fees, the Ministry of Communications is examining interconnect fees to cellular operators and is expected to conduct a hearing on the matter in the near future, after it receives the recommendations of an international consulting company appointed for that purpose by the Ministry of Communications. A public committee is expected to review interconnect tariffs to land line operators, among other issues relating to the land line market, during 2010.

The gradual reduction of interconnect tariffs from March 2005 to March 2008 by the Ministry of Communications, led to a decrease in our revenues. Any additional reduction, if decided upon, is expected to have an additional adverse effect on our results of operations, the materiality of which will depend on the level of reduction and our ability to compensate for lost revenues. Further, following the recent Ministry of Communications decision to change the pricing mechanism of cellular-originated international calls, effective June 30, 2010, to be priced by the ILD operator, whereby the cellular operator will be entitled only to interconnect fees, any reduction of interconnect tariffs could have an adverse effect on our revenues from cellular originated-international calls as well.

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

In July 2009, the Ministry of Communications amended our license, effective November 1, 2009, in a manner that prohibits any linkage between a cellular services transaction and a handset purchase transaction, thus requiring us to offer any cellular services-related benefits offered to a customer purchasing a handset from us to any customer who purchased the handset elsewhere.

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

 In January 2010, the Ministry of Communications issued a request for information, in order to evaluate the implications of requiring cellular, landline and ILD operators, to offer "limited credit" services to their post-paid customers. In February 2010, a proposed amendment to the Communications Law, requiring cellular operators to provide such "limited credit" services, passed the preliminary phase of enactment in the Israeli parliament. If this requirement is implemented, we will be required to limit post-paid customers usage of our services to their choice of "credit limit" which may adversely affect our revenues and will require us, among others, to make substantial investments in the adaptations of our IT systems, including our billing system.

Permits for Cell Site Construction

General

In order to provide and improve network coverage to our subscribers, we depend on cell sites located throughout Israel.  The regulation of cell site construction and operation are primarily set forth in the Israeli National Zoning Plan 36 for Communications, which was published in May 2002.  The construction of radio access devices, which are cell sites of smaller dimensions, is further regulated in the Communications Law.

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

In February 2010, the Israeli Ministry of Interior published a memorandum of a new Planning and Building bill, intended to replace the existing Planning and Building law. If the bill would be enacted, it may have an effect, among others, on current permits for our cell sites, the procedures to receive building permits for our cell sites and the scope of our indemnification obligations. In this preliminary stage, we cannot estimate what are the chances of its enactment and what would be its effects, if so enacted, on our network and network build-out.

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

However, National Zoning Plan 36 is in the process of being revised. Current proposed changes will impose additional restrictions and/or requirements on the construction and operation of cell sites and will, if  approved by the National Council for Planning and Building and thereafter by the Government of Israel, harm our ability to construct new cell sites, make the process of obtaining building permits for the construction and operation of cell sites more cumbersome and costly, could  adversely affect our existing network  and may delay the future deployment of our network. The National Council is expected to deliberate on the subject in the first half of 2010.

Site licensing

We have experienced difficulties in obtaining some of the permits and consents required for the construction of cell sites, especially from local planning and building authorities. The construction of a cell site without a building permit (or applicable exemption) constitutes a violation of the Planning and Building Law. Violations of the Planning and Building Law are criminal in nature.  The Planning and Building Law contains enforcement provisions to ensure the removal of unlawful sites.  There have been instances in which we received demolition orders or in which we and certain of our directors, officers and employees faced criminal charges in connection with cell sites constructed and/or used without the relevant permits or not in accordance with the permits. In most of these cases, we were successful in preventing or delaying the demolition of these sites, through arrangements with the local municipalities or planning and building authorities for obtaining the permit, or in other cases, by relocating to alternate sites. As of December 31, 2009, we were subject to 22 criminal and administrative legal proceedings alleging that some of our cell sites were built and/or have been used without the relevant permits or not in accordance with the permits. As of the same date, a small portion of our cell sites operated without building permits or applicable exemptions. Although we are in the process of seeking to obtain building permits or modify our cell sites in order to satisfy applicable exemptions for a portion of these sites, we may not be able to obtain or modify them and in several instances we may be required to relocate these sites to alternative locations or to demolish them without any suitable alternative.  In addition, we may be operating a significant  number of our cell sites,  in a manner which is not fully compatible with the building permits issued for them, although they are covered by permits from the Ministry of Environmental Protection in respect of their radiation level.  In some cases we will be required to relocate these cell sites to alternative locations, to reduce capacity coverage or to demolish them without any suitable alternative.

Based on advice received from our legal advisors and consistent with most Court rulings on the matter and the Israeli Attorney General opinion on the matter (given in May 2008) that the exemption does apply to cellular radio access devices, we have not requested building permits under the Planning and Building Law for rooftop radio access devices. The Israeli Attorney General further recommended that an inter-ministry committee be established to examine the appropriateness of future application of the exemption to cellular devices given the changed circumstances since the enactment of the exemption and opined  that failure to conclude the examination within a reasonable period may affect the legal assessment of the exemption as being reasonable.

However, notwithstanding the Attorney General's opinion, in May 2008 the District Court of Tel-Aviv-Jaffa, in its capacity as court of appeals, ruled that our and other cellular operators’ devices do not meet the exemption’s requirements and therefore the exemption may not be relied upon by us and other cellular operators. We and other cellular operators appealed against this ruling to the Supreme Court.  The State notified the Supreme Court it concurs with our and another cellular operator’s appeals against the District Court ruling. The State requested that a third operator’s appeal be returned to the District Court for further deliberation on specific questions regarding the interpretation of "rooftop" and the requirement to obtain an extraordinary usage permit in the circumstances of that case in the context of the exemption. Furthermore, in July 2008, a petition seeking to annul the Attorney General's opinion and apply the District Court ruling was filed with the Supreme Court by the Union of Local Authorities in Israel and certain local planning and building authorities which also requested to join our appeal and argue against the position of the State and in June 2009, another petition seeking similar remedies, was also filed with the Supreme Court. The Supreme Court decided to hear both petitions and our appeal together.

In July 2009, the inter-ministry committee established to examine the appropriateness of future application of the exemption according to the Attorney General opinion, published its recommendations for future application of the exemption. While the Ministry of Communications recommended that, given the difficulties in obtaining permits for the construction of cell sites, the exemption should be reviewed after the lapse of one to two years from the approval of the new National Zoning Plan 36, to verify that it provides an adequate solution that allows the cellular operators to provide required communication services, the Ministries of Interior Affairs and Environmental Protection recommended that the exemption be annulled within 6 months from the date of the recommendations, based, among others, on the following arguments: (1) current cellular infrastructure is sufficient, given it is currently used to provide advanced services such as internet, radio and television broadcasting, while such services may be provided by a landline network; and (2) with respect to radiation safety, cell sites constructed pursuant to a building permit are preferable to radio access devices, and utilizing a cellular network to provide advanced services which can be provided through a landline network, is unjustified in light of the preventive care principle set in the Israeli Non-Ionizing Radiation Law.

In September 2009, following publication of the inter-ministry committee's recommendations, the Attorney General concluded that the current application of the exemption does not balance properly the different interests involved and therefore cannot continue. The Attorney General further concluded that, in accordance with its authority under applicable law, the Ministry of Interior (in consultation with the Ministry of Communications) should prepare regulations setting conditions for the application of the exemption, such as limiting the exemption to instances in which the local building and planning authority did not respond within a reasonable fixed time frame and to extraordinary circumstances, and bring such regulations for approval by the Economy Committee of the Israeli Parliament by the end of October 2009. Conditions substantially limiting our ability to use the exemption could adversely affect our existing network and network build-out.  In January 2010, the Attorney General advised the Supreme Court that the regulations are expected to be brought before the Economy Committee of the Israeli Parliament by the end of February 2010 and that in case the government fails to do so by the such date it will not object to the grant of an interim order preventing the construction of cellular radio access devices without a building permit. Following the Attorney General's statement, the Supreme Court did not grant such interim orders and will review the matter again in March 2010. To the best of our knowledge, to date, no such regulations were brought before the Economy Committee of the Israeli Parliament.

 Additionally, in November 2008, the District Court of Central Region, in its capacity as court of appeals, ruled that the exemption does not apply to radio access devices, if the rooftop on which those devices are located is at the same level as a place of residence or other building that is regularly frequented by people. Other appeals relating to the exemption, including as to the requirement to obtain an extraordinary usage permit, are still under consideration in the District Court and other similar challenges, as well as other claims asserting that those cell sites and other facilities do not meet other legal requirements continue. Further, in July 2008 and again in July 2009, an amendment to the Communications Law proposing to annul the exemption passed the preliminary phase of enactment at the Israeli parliament.

An annulment of the exemption or limitation of its scope could adversely affect our network and network build-out, particularly given the objection of some local planning and building authorities to grant due permits where required, could have a negative impact on our ability to obtain environmental permits for these sites, could negatively affect the extent, quality, capacity and coverage of our network and our ability to continue to market our products and services effectively. This may have a material adverse effect on our results of operations and financial condition.

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

Several local planning and building authorities argue that Israeli cellular operators may not receive building permits in reliance on the current National Zoning Plan 36, or the Plan, for cell sites operating in frequencies not specifically detailed in the frequencies charts attached to the Plan. In a number of cases, these authorities have refused to provide a building permit for such new cell sites, arguing that the Plan does not apply to such cell sites and that building permits for such cell sites should be sought through other processes (which are longer and cumbersome), such as an application for an extraordinary usage or under existing local specific zoning plans. Since June 2002, following the approval of the Plan, building permits for the Company's cell sites (where required) have been issued in reliance on the Plan. The current proposed draft amendment to the Plan covers all new cell sites requiring a building permit, independently of the frequencies in which they operate. Most of our cell sites and many cell sites operated by other operators, operate in frequencies not specifically detailed in the Plan. We believe that the Plan applies to all cell sites, whether or not they operate in specific frequencies, consistent with the practice developed since 2002 and intend to defend our position vigorously. However, we are currently unable to assess the chances of success of the above argument.

If this approach continues, it would have a negative impact on our ability to deploy additional cell sites (until such time as the Plan is amended to include all cellular cell sites), which could negatively affect the extent, quality and capacity of our network coverage and our ability to continue to market our products and services effectively.

In addition to cell sites, we provide repeaters (also known as bi-directional amplifiers) to subscribers seeking a solution to weak signal reception within specific indoor locations.  Based on advice received from our legal advisors, we have not requested building permits under the Planning and Building Law for outdoor rooftop repeaters, which are a small part of the repeaters that have been installed. It is unclear whether other types of repeaters require building permits.  Some repeaters require specific permits and others require a general permit from the Ministry of Environmental Protection in respect of their radiation level, and we ensure that each repeater functions within the parameters of the applicable general permit. The Israeli courts have not yet addressed the question of whether building permits are required for the installation of repeaters.  Should it be established that the installation of repeaters (including those already installed) requires a building permit, we will perform cost-benefit analyses to determine whether to apply for permits for existing repeaters or to remove them and whether to apply for permits for new repeaters.

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

Indemnification obligations

In January 2006, the Planning and Building Law was amended to provide that as a condition for issuing a building permit for a cell site, local building and planning committees shall require letters of indemnification from cellular operators indemnifying the committees for possible depreciation claims under Section 197 of the Planning and Building Law, in accordance with the directives of the National Council for Planning and Building.  Section 197 establishes that a property owner whose property value has been depreciated as a result of the approval of a building plan that applies to his property or neighboring properties may be entitled to compensation from the local building and planning committee. In February 2007, the Israeli Minister of Interior Affairs extended the limitation period within which depreciation claims may be brought under the Planning and Building Law from three years from approval of the building plan to the later of one year from receiving a building permit under National Zoning Plan 36 for a cell site and six months from the construction of a cell site. The Minister retains the general authority to extend such period further. This extension of the limitation period increases our potential exposure to depreciation claims.

The National Council’s guidelines issued in January 2006 provide for an undertaking for full indemnification of the planning and building committees by the cellular companies, in the form published by the council. The form allows the indemnifying party to control the defense of the claim. These guidelines will remain in effect until replaced by an amendment to National Zoning Plan 36.

Since January 2006, we have provided approximately 289 indemnification letters in order to receive building permits. In addition, prior to January 2006, we provided three undertakings to provide an indemnification letter to local planning and building committees.  Local planning and building committees have sought to join cellular operators, including us, as defendants in depreciation claims made against them even though indemnification letters were not provided.  We were joined as defendants in a small number of cases, but are not, as of December 31, 2009, a party to any such depreciation claim.  We expect that we will be required to continue to provide indemnification letters as the process of deploying our cell sites continues. As a result of the requirement to provide indemnification letters, we may decide to construct new cell sites in alternative, less suitable locations, to reduce capacity coverage or not to construct them at all, should we determine that the risks associated with providing such indemnification letters outweigh the benefits derived from constructing such cell sites, which could impair the quality of our service in the affected areas.

Construction and operating permits from the commissioner of environmental radiation

Under the Non Ionizing Radiation Law (and previously under the Israeli Pharmacists Regulations (Radioactive Elements and their Products), 1980), it is prohibited to construct cell sites without a permit from the Ministry of Environmental Protection. The Commissioner of Environmental Radiation, or Commissioner, is authorized to issue two types of permits: construction permits, for cell site construction; and operating permits, for cell site operation.

These permits contain various conditions that regulate the construction and/or operating of cell sites, as the case may be.  Our cell sites routinely receive both construction and operating permits from the Commissioner within the applicable time frames. Some repeaters require specific permits and others require general permits from the Commissioner in respect of their radiation level, and we ensure that each repeater functions within the parameters of its applicable general permit.

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

In July 2008, a petition was filed with the Supreme Court by certain environmental organizations against the Minister of Environmental Protection, the Minister of Communications and the cellular companies, including us, seeking remedies relating to the delayed enactment of the Non-Ionizing Radiation regulations, the last draft of which included additional restrictions in relation to the operation of cell sites and other facilities. In December 2008, the Minister of Environmental Protection signed the Non-Ionizing Radiation Regulations, which did not include the section setting the aforesaid restrictions (including maximum exposure levels to non ionizing radiation). Following an update delivered by the Minister of Environmental Protection and the Minister of Communications to the Supreme Court that such section of the Regulations, is in the process of being enacted and requested permission to further update the Supreme Court in April 2010, the Supreme Court postponed the hearing of this petition for the meantime. Further, in February 2010, the Minister of Environmental Protection published a proposed amendment to the Non-Ionizing Radiation Law, aiming to cancel the requirement to obtain the Minister of Communications' approval to the Non-Ionizing Radiation Regulations, where such regulations may have a substantial and direct effect on the monetary burden imposed on the communication market, as is required under the current law. If restrictions similar to those included in the draft are subsequently adopted, they will, among other things, limit our ability to construct new sites (and if applied to existing cell sites, it will also limit our ability to renew operating permits for a number of our existing sites), especially in residential areas.

Handsets

The Israeli Consumer Protection Regulations (Information Regarding Non-Ionizing Radiation from Cellular Telephones), 2002, regulate the maximum permitted level of non-ionizing radiation from end-user cellular phones that emits non-ionizing radiation, according to the European standard, for testing GSM devices, and the American standard, for testing TDMA and CDMA devices. They also require cellular operators to attach an information leaflet to each equipment package that includes explanations regarding non-ionizing radiation, the maximum permitted level of non-ionizing radiation and the level of radiation of that specific model of equipment. The Radiation Regulations further require that such information also be displayed at points-of-sale, service centers and on the Internet sites of cellular operators.

Pursuant to procedures published by the Ministry of Communications at the end of 2005, end-user cellular equipment must comply with all relevant standards, including specific absorption rate, or SAR, level standards. We obtain type-approval from the Ministry of Communications for each handset model imported or sold by us. We include information published by the manufacturer regarding SAR levels with all of our handsets.  SAR levels are a measurement of non-ionizing radiation that is emitted by a hand-held cellular telephone at its specific rate of absorption by living tissue. SAR tests are performed by handsets manufacturers on prototypes of each model handset, not for each and every handset. We do not perform independent SAR tests for equipment and rely for this purpose on information provided by the manufacturers. As the manufacturers’ approvals refer to a prototype handset, we have no information as to the actual SAR level of each specific handset and throughout  its lifecycle, including in the case of equipment repair.

According to these procedures, in the event of equipment repair, SAR levels must be tested again and if they are not tested, the repairing entity is required to inform the customer that there may be changes in the SAR levels by affixing a label to the equipment. The Ministry of Communications has appointed a consultant to create guidelines in that regard, but to date, the Ministry has not issued them. We have awaited the publication of these guidelines before implementing these requirements, but given the continued delay, are informing our customers that there may be changes in the SAR levels.

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

Royalties

Under the Communications Law, the Israeli Communications Regulations (Royalties), 2001, and the terms of our general license from the Ministry of Communications, in 2009 we were required to pay the State of Israel royalties equal to 1.5% of our revenues generated from telecommunications services, less payments transferred to other license holders for interconnect fees or roaming services, sale of handsets and losses from bad debt.  The rate of these royalties has decreased in recent years, from 4.5% in 2002, to 4% in 2003, to 3.5% in 2004 and 2005, to 3% in 2006, to 2.5% in 2007, to 2% in 2008, to 1.5% in 2009 and 1% in 2010 and thereafter. A public committee appointed by the Ministry of Communications to review various issues in the Israeli communications market published its recommendations in March 2008, including a recommendation that our obligation to pay royalties be annulled no later than 2012 (subject to Israeli corporate income tax reduction between 2008 and 2012).

 Frequency Fees

Frequency allocations for our cellular services are governed by the Wireless Telegraph Ordinance. We pay frequency fees to the State of Israel in accordance with the Israeli Wireless Telegraph Regulations (Licenses, Certificates and Fees), 1987. We are currently in dispute with the Ministry of Communications over a sum of approximately NIS 73 million (including interest and CPI linkage differences) as of December 31, 2009, in GSM and UMTS frequency fees. For further information, see “Item 8 – Financial Information - Legal Proceedings.” Furthermore, in December 2008, we returned the TDD spectrum allocated to us in 2001, to the Ministry of Communications, after not being able to use that spectrum since it was awarded to us, due to unavailability of supporting equipment.

Mobile Virtual Network Operator

A mobile virtual network operator, or MVNO, is a cellular operator that does not own its own spectrum and usually does not have its own radio network infrastructure.  Instead, MVNOs have business arrangements with existing cellular operators to use their infrastructure and network for the MVNO’s own customers. The introduction of the operation of MVNOs in the Israeli cellular market could increase competition and may result in a reduction in our market share, which may adversely affect our revenues.

In August 2007 and again in August 2008, the Israeli Government instructed the Ministry of Communications to take all measures necessary to allow any MVNO wishing to provide cellular services to the public using the network of a cellular operator to do so.   We understand that a small number of companies, including Smile Telecom and the Israeli Post Service Company, informed the Ministry of Communications of their intention to request an MVNO license. The Communications Law was amended in July 2009 to include an MVNO license and a hearing regarding the application of an MVNO based on agreement with a cellular operator, was published on January and November 2009. Following the enactment of the regulations necessary for the provision of an MVNO license in January 2010, entities wishing to obtain an MVNO license may file an application with the Ministry of Communications. A form of the MVNO license has not been published yet and is expected to be published shortly. The regulations published, regulate the operation of an MVNO pursuant to an agreement to be reached and entered between a cellular operator and an MVNO and sets, among others, the conditions for receiving an MVNO license, including a requirement to operate a mobile phone switch, a restriction on a cellular operator and landline operator to receive an MVNO license and limitations on parties related to an existing cellular operator and on other communication licensees, to receive an MVNO license. Although the regulations – following the hearing on the matter – deal with an agreement based MVNO, the Communications Law, as amended, instructs further that in the event that a MVNO and the cellular operator will not have reached an agreement as to the provision of service by way of MVNO within six months from the date the MVNO has approached the cellular operator, and if the Ministry of Communications together with the Ministry of Commerce determine that the failure to reach an agreement is due to unreasonable conditions imposed by the cellular operator, the Ministry Of Communications will use its authority to provide instructions. Such instructions may include intervening in the terms of the agreement, including by setting the price of the service.

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

Reporting Requirements

We are subject to extensive reporting requirements.  We are required to submit to the Ministry of Communications detailed annual reports with information concerning subscribers, revenues by service, the number of new subscribers and churn, annual financial statements and prior notice of tariff increases. In addition, under our license we may be required by the Ministry of Communications to file additional reports, such as reports on complaints, pricing, specific costs and revenues, network problems and the development of the network.

Contributing to the Community and Protecting the Environment

We and our employees have been contributing to the community since our inception and are proud to be among the leaders of community responsibility. Like other companies in the IDB group, we consider contribution to the community in Israel, and specifically to the communities residing next to Israeli northern and southern borders, an important component of our business vision and believe we have a responsibility towards the Israeli community, as we acknowledge that business leadership goes hand in hand with social leadership.

In 2009 we continued to contribute to the community with a specific focus on our "Cellcom Volume" initiative. In addition to promoting Israeli music and artists and providing our customers with Israeli music through a variety of musical content, we have contributed to the creation of "Cellcom Volume" youth centers in various locations throughout Israel, in which we provide young people resources related to music, including music classes, facilities to bands and choirs for rehearsals and recording studios. During 2009 we opened an additional center in Israel, as we believe music is a language which connects and bonds different people together. As of December 31, 2009, we had ten "Volume Centers" and five “mini Volume Centers” active throughout the country. Another "Volume Center" is currently under construction. Our employees volunteer regularly in these centers as well as with other community projects.

In addition to our contribution to the build-up and strengthening of the community, through activities such as our "Cellcom Volume" youth centers, we make financial donations to other worthy causes and entities. In August 2006, our Board of Directors determined our donation policy to be at an amount equal to up to one percent of our annual net income. In 2009 we donated a total sum of approximately NIS 6.4 million, including our contribution to the community.

We are aware of the importance of environmental protection. Accordingly, while providing quality products and services to our subscribers, we seek to operate responsibly to continuously reduce negative impacts on the environment and the landscape, aiming at a better environmental performance than required by local law. We dedicate personnel, funds and technologies to improve our performance, strive to achieve an efficient deployment of infrastructure subject to the applicable standards, and cooperate with the local authorities. We constantly monitor our environmental performance and aim to reduce our ecological footprint, through activities such as recycling, reduction of paper usage by managed printing, reduction of pollutants' emissions and energy usage as well as activities aimed at allowing our subscribers to better protect the environment, such as collecting used batteries and sending subscribers their monthly bill for our services and other correspondence from us via e-mail in lieu of regular mail. In 2009 we prepared and published in Israel a public report on our corporate social  responsibility,  as of December 31, 2008, and it is also available on our website at www. cellcom.co.il.

C.          ORGANIZATIONAL STRUCTURE

The IDB Group

Our largest shareholder, DIC, is a majority-owned subsidiary of IDB Development Corporation Ltd., or IDB Development, which in turn is a wholly-owned subsidiary of IDB Holding Corporation Ltd., or IDB, one of Israel’s largest business groups.  IDB and DIC are public Israeli companies traded on the Tel Aviv Stock Exchange. IDB Development ceased being a public company in 2009 following the acquisitions of all its shares that were held by the public, but its debentures continue to be traded on the TASE. See the footnote to the table under “Item 7.A – Major Shareholders” for information on the holdings in IDB.  We do not have any significant subsidiaries.

D.           PROPERTY, PLANT AND EQUIPMENT

Headquarters

In August 2003, we entered into a long-term agreement for the lease of our headquarters in Netanya, Israel.  The leased property covers approximately 57,800 square meters, of which approximately 26,000 square meters consist of underground parking lots.  The lease is in effect until December 31, 2019  and is renewable for two additional periods of five years each, upon our notice.

Service centers, points of sale and cell sites

As of December 31, 2009, we leased approximately 30 service centers, points of sale and other facilities, which are used for marketing, sales and customer service.  Lease agreements for our retail stores and service centers are generally for periods of two to three years, with extension options that vary by location.

In addition, we lease from various parties, including the Israeli Land Authority, or ILA, municipalities and private entities sites for the establishment, maintenance and operation of cell sites for our cellular network. The duration of these lease agreements varies and ranges, in most cases, from two to six years, with an option to extend the lease for successive similar periods. The lease agreements also differ from each other in aspects such as payment terms and exit windows that enable us to terminate the agreement prior to its scheduled expiration. In some of the agreements, the lessor is entitled to terminate the agreement at any time without cause, subject to prior notice.  Based on our past experience, we encounter difficulties in extending the term of approximately 7% of the lease agreements for cell sites, which at times results in our having to pay substantially higher rent in order to remain in the same locations or to find alternative sites.

Authorization agreement with land regulatory authorities

In October 2005, we entered into an authorization agreement with the ILA (which manages the lands of the Development Authority and the Jewish National Fund) that authorizes us to use lands managed by the ILA for the establishment and operation of cell sites. The authorization agreement is effective until December 31, 2009 and the parties have agreed to extend it until December 31, 2010. We are currently negotiating the renewal of the agreement with the ILA, in light of the ILA's demand for increased consideration. Any delay in the renewal of the agreement may cause a delay in the construction of new cell sites on the lands managed by the ILA.

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

ITEM 4A.      UNRESOLVED STAFF COMMENTS

None.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following operating and financial review and prospects should be read in conjunction with “Item 3. Key Information – A- Selected Financial Data” and our consolidated financial statements and accompanying notes appearing elsewhere in this annual report. Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, which differ in certain respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.  Following our adoption of IFRS, as issued by the IASB, we are no longer required to reconcile our financial statements prepared in accordance with IFRS to U.S. GAAP.

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

A. OPERATING RESULTS

Overview

General

We are the leading provider of cellular communications services in Israel in terms of number of subscribers, revenues, revenues from services, EBITDA and EBITDA margins as of December 31, 2009, providing services to approximately 3.292 million subscribers in Israel with an estimated market share of 34.6%.

We earn revenues and generate our primary sources of cash by offering a broad range of cellular services through our network covering substantially all of the populated territory of Israel. These services include basic and advanced cellular telephone services, text and multimedia messaging services and advanced cellular content and data services. We also provide international roaming services to our subscribers in 177 countries as of December 31, 2009 as well as to subscribers of foreign networks visiting Israel. We offer our subscribers a wide selection of handsets of various leading global manufacturers as well as extended warranty services. We have an advanced fiber-optic transmission infrastructure of approximately 1,500 kilometers. Together with our complementary microwave-based infrastructure, our fiber-optic infrastructure connects the majority of our cell sites with the remainder connected using supplemental transmission capacity leased from Bezeq, the incumbent landline operator. Having our own transmission network enables us to save substantial operating cash lease costs that would be associated with complete reliance on Bezeq’s infrastructure, although these savings are partially offset by maintenance costs and microwave spectrum fees.  It also allows us to sell transmission and data services to business customers and telecommunications operators. Following the receipt of our license to provide landline telephone services in Israel in 2006,  we began to offer these services and as of February 2008, additional advanced landline services, through our NGN system, to selected landline business customers. Although we do not expect revenues from landline telephony services to amount to a material portion of our revenues in 2010, we consider landline telephone services to be a future growth opportunity and we believe that revenues from these services will continue to grow in 2010.

Our management evaluates our performance through focusing on our key performance indicators, which include among others: number of subscribers, churn rate, average minutes of usage per subscriber, or MOU, average revenue per subscriber, or ARPU, EBITDA (as defined in “Results of Operations”), operating income and net income.  These key performance indicators are primarily affected by the competitive and regulatory landscape in which we operate and our ability to adapt to the challenges posed. We have modified our process for calculating our number of subscribers at various times in the past. This modification impacts the comparability of our subscriber count and other key performance indicators.

Our competitive landscape is characterized by a highly penetrated cellular market.  Competition is intense and attracting new subscribers and retaining existing subscribers has become increasingly difficult and costly. The competition in our market has further increased as a result of the implementation of number portability in December 2007, as it has removed a deterrent to switching providers. We intend to drive revenue growth primarily by: focusing on core business and synergetic complementary business; maintaining and enhancing our strong brand; retaining our existing subscribers; increasing our ARPU by offering new and advanced services as well as increasing our Internet, content, data services and land line services revenues; and attracting new subscribers. In particular, in addition to being an important factor in selecting a cellular provider, we believe that content, data and other value-added services are a potential growth engine for increasing revenues. Since the full launch of our 3.5G HSPA based services, in 2006, revenues from our content and data services have grown significantly. The cellular industry is primarily regulated by the Ministry of Communications. See “Item 4. Information on the Company – B. Business Overview - Government Regulations.”  While our pricing is not generally regulated, certain of our rates and pricing mechanisms are subject to regulation. In particular, the annual reduction of interconnect tariffs by the Ministry of Communications commencing in March 2005 and ending in 2008, adversely affected our results and required us to find alternative sources of revenues to compensate for these reductions. Following a Government resolution adopted in August 2008, to review the interconnect fees and adjust them accordingly, the Ministry of Communications is currently reviewing interconnect fees. Commencing January 1, 2009, the basic airtime charging unit, as well as the interconnect tariff unit, was decreased from a 12-second basic charging unit to a one-second basic charging unit. Additionally, in September 2007 our general license was further amended in a manner that prevents us from offering our subscribers calling plans using airtime charging units other than the basic airtime charging unit. Commencing January 1, 2009, our license prevents us from raising tariffs to non-business customers having an obligation to purchase our services for a predefined period during such period. We took steps to address the effects of these amendments including initiating new and innovative marketing plans. In February 2010, a proposed amendment to the Communications Law, requiring cellular operators to provide "limited credit" services to their post-paid subscribers, passed the preliminary phase of enactment in the Israeli parliament.

The construction and operation of our cell sites and other transmission facilities are highly regulated and require us to obtain various consents and permits. See “Item 4. Information on the Company – B. Business Overview - Government Regulations—Permits for Cell Site Construction.” We have experienced difficulties in obtaining some of these consents and permits, particularly in obtaining building permits for cell sites from local planning and building authorities. See “Item 3. Key Information – D. Risk Factors. We may not be able to obtain permits to construct and operate cell sites.”  However, even though 22 criminal and administrative proceedings (with two cell site subject to a demolition order) are outstanding as of December 31, 2009, we do not expect that the demolition of these facilities would have a material impact on our results of operations and financial condition. In December 2008, the Minister of Environmental Protection signed the Non-Ionizing Radiation Regulations, which do not include a section setting restrictions (including maximum levels of exposure to non ionizing radiation) in relation to the operation of cell sites and other facilities, that had appeared in the earlier draft legislation. This Section is in the process of being enacted and the Supreme Court postponed the hearing of a petition filed in connection with such regulations until further update by  the Minister of Environmental Protection and the Minister of Communications. If such restrictions are subsequently adopted, they will, among other things, limit our ability to construct new sites and renew operating permits for a number of our existing sites, especially in residential areas.  National Zoning Plan 36 is in the process of being revised. If proposed changes are  approved, they will harm our ability to construct new cell sites, make the process of obtaining building permits for the construction and operation of cell sites more cumbersome and costly, could  adversely affect our existing network and may delay the future deployment of our network.  Moreover, if we are unable to obtain or renew consents and permits or rely on exemptions from obtaining permits for our existing sites or other facilities, we will be required to demolish or relocate these cell sites and facilities. Our inability to relocate cell sites or other facilities in a timely manner and/or our inability to obtain the permits and consents for new cell sites, or rely on exemptions, could adversely affect our existing network resulting in the loss of subscribers, prevent us from meeting the network coverage and quality requirements contained in our license and adversely impact our network build-out, all of which may have a material adverse result on our results of operations and financial condition.

Our profitability is also affected by other factors, including changes in our cost of revenues and selling, general and administrative expenses, including depreciation and finance expenses.

Following the acquisition by DIC of a majority interest in us in September 2005, DIC brought in a new management team, including Ami Erel, the Chairman of our Board of Directors, who has been President and CEO of Bezeq, Amos Shapira, our Chief Executive Officer who has been chief executive officer of Kimberly-Clark’s Israeli subsidiary and of El Al Airlines, Tal Raz, our Chief Financial Officer (until September 2009, at which time he was replaced as Chief Financial Officer in September 2009 by Yaacov Heen, one of our top financial executives, and continues to serve as our director), formerly one of the founders and a director of Partner, one of our principal competitors, and Adi Cohen, our VP Marketing, who had been marketing manager of Shufersal, Israel's largest retail chain, and previously, Partner's marketing manager. Our management team has implemented a series of initiatives to drive growth, including the continued enhancement of our distinctive brand, greater focus on customer service and new sales campaigns, including the launch of new content and data services, alongside a continued managerial focus on ongoing efficiency increase. This streamlining has improved our operating cost structure and reduced our general and administrative expenses. Following implementation of these initiatives, our revenues and operating income increased in 2007 by approximately 8% and 36%, respectively (compared with 2006), in 2008 by approximately 6% and 21%, respectively (compared with 2007) and in 2009 by approximately 1% and 5%, respectively (compared with 2008). Notwithstanding these savings and management’s continued focus on cost cutting initiatives, we expect that the higher cost of 3G enabled handsets to support our advanced content and data services may increase the costs related to subscriber acquisition and retention and handset repairs.

Our results are also impacted by currency fluctuations.  While substantially all of our revenues are denominated in NIS, for 2009, approximately 36% of cash outflow was denominated in, or linked to, other currencies, mainly U.S. dollars.  These payments included capital expenditures, some cell site rental fees, payments to equipment including handset suppliers. Changes to the Israeli CPI, may also impact our results as our debentures (excluding Series E) and some of our expenses are linked to the Israeli CPI.  Any devaluation of the NIS against the U.S. dollar or other foreign currencies will therefore increase the NIS cost of our expenses that are not denominated in NIS or are linked to those currencies and any increase in the Israeli CPI will increase the financial expenses associated with our debentures.  We enter into derivative instruments to mitigate the effect of the various market risks associated with these expenses.  See “Item 11 - Quantitative and Qualitative Disclosures About Market Risk.”

Further, we incurred significant debt in late 2005 and in the first half of 2006, which increased our financial expenses compared with historical results. We issued approximately NIS 2.0 billion ($530 million) principal amount of two series of debentures which bear interest at the rates of 5.0% and 5.3% and are linked to the Israeli CPI.  In addition, in October 2007 and February 2008, we issued two new series of debentures to the public in Israel, for an aggregate principal amount of approximately NIS 1,647 million ($436 million) which bear interest at annual rates of 4.60% and 5.19%, respectively and are linked to the Israeli CPI. Further, in April 2009 we issued to the public in Israel, additional debentures of our existing series of debentures bearing annual interest rate of 5.19% as well as debentures of a new series, Series E, which bears interest at an annual rate of 6.25%, without any linkage, for an aggregate principal amount of approximately NIS 975 million ($ 258 million) See “Item 5. Operating and Financial Review and Prospects – A. Debt Service”.

In February 2006, our Board of Directors adopted a policy to distribute each year at least 75% of our annual net income. Our net income was determined under Israeli GAAP for periods until December 31, 2007 and for periods commencing on or after January 1, 2008, is determined under IFRS, following the adoption of IFRS in accordance with the Israeli Accounting Standard No. 29 “Adoption of International Financial Reporting Standards”. In March 2007, our Board resolved to distribute dividends within the boundaries of the February 2006 dividend policy and until resolved otherwise, on a quarterly basis. During 2006, we distributed cash dividends in the aggregate amount of NIS 3.83 billion mainly from retained earnings accumulated over the previous years, in 2007 and 2008 we distributed cash dividends in the aggregate amount of NIS 655 and 1,530 million, respectively. Prior to 2006, we had not distributed dividends since our inception.

In 2009, we distributed cash dividends in the aggregate amount of approximately NIS 1.19 billion, including the dividend declared for the fourth quarter of 2008. Our board of directors has also declared a cash dividend for the fourth quarter of 2009 of NIS 2.60 per share, or approximately NIS 257 million in the aggregate, which will be paid on March 31, 2010.

Any dividends may be declared solely by our Board of Directors, which will take into account the factors set out in “Item 8. Financial Information – A. Statements and Other Financial Information - Dividend Policy”. The dividend per share that we will pay for the fourth quarter of 2009 does not reflect the level of dividends that will be paid for future quarterly periods, which can change at any time in accordance with the policy set out above. See “Item 8. Financial Information – A. Statements and Other Financial Information - Dividend Policy” and “—Liquidity and Capital Resources—Dividend payments.”  Also, in the future our Board of Directors may determine that our cash needs for debt service, capital expenditures or operations may increase and that it would not be prudent to distribute dividends.

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

Change in accounting policy regarding Subscriber Acquisition and Retention Costs

In the second quarter of 2009, we decided to change our accounting policy regarding subscriber acquisition and retention costs and to recognize certain subsidies provided to handsets, which are sold with a service agreement containing guaranteed minimum future revenue, as additional costs that are eligible for capitalization. Under our previous accounting policy, capitalized subscriber acquisition and retention costs included only deferred costs in respect of sales commissions related to the acquisition and retention of subscribers, provided the costs could be measured reliably and were directly attributable to obtaining a specific subscriber, and we recognized subsidies on handset sales as an expense in the period incurred. The change in policy has been retrospectively applied to all reported periods starting from January 1, 2007 , when the relevant criteria for capitalizing these costs were first met, and therefore, the comparable data for previous years has been amended to reflect this change in accounting policy. The retrospective application of that accounting policy change increased our retained earnings, as of January 1, 2009 by approximately NIS 48 million and had the following effect on our results of operations for all of the periods reported herein.

	Year Ended December 31,
	2007	2008
	(In NIS millions)
Decrease in purchase of handsets	(77)	(76)
Increase in amortization expense	15	70
Increase in operating income	62	6
Increase in income tax	18	2
Increase in net income	44	4
Increase in basic and diluted earnings per share (in NIS)	0.45	0.04
Increase in EBITDA	77	76

2006 Share Incentive Plan

In September 2006, our Board of Directors approved an option plan for our employees, officers and directors. The plan had an initial pool of 2,500,000 shares in respect of which options and restricted stock units, or RSUs, may be granted. In October and November 2006, we granted options to purchase an aggregate of 2,414,143 ordinary shares at an exercise price of $12.60 per share. Among those grants were options to purchase up to 450,000 ordinary shares to each of Ami Erel, our Chairman of the Board, and Amos Shapira, our Chief Executive Officer. The remainder of the options grants was made to our senior employees. In March 2007, August 2008 and August 2009, we granted additional options to purchase an aggregate of 30,786, 27,500 and 74,164 ordinary shares, respectively, at an exercise price of $12.60, $25 and $24.65 per share, respectively, to certain of our senior employees, under the terms of the plan.  Distribution of cash dividends before the exercise of these options will reduce the exercise price of each option by an amount equal to the gross amount of the dividend per share distributed. During 2008 and 2009, 844,591 and 546,417 shares, respectively, were issued due to the exercise of options, which constitute substantially all vested options and approximately three quarters of the amount of options granted, by Messrs. Ami Erel and Amos Shapira and other grantees; 300,817 and 90,177 options, respectively, were canceled (due to our net exercise mechanism); and 4,125 and 7,759 options, respectively, previously granted to senior employees were revoked and returned to the option pool. As of December 31, 2009, the number of outstanding options to purchase ordinary shares amounted to704,674. However, the terms of the 2006 Share Incentive Plan provide for a net exercise mechanism, the result of which is to require us to issue a smaller number of ordinary shares than represented by the outstanding options. Unless the Board of Directors otherwise approves, the number of ordinary shares issuable by us upon the exercise of an option will represent a market value that is equal to the difference between the market price of the ordinary shares and the option exercise price of the exercised options, at the date of exercise. In 2008, we amended the option plan and the terms of our outstanding options as follows: (1) the definition of corporate transactions triggering accelerated vesting of the options, was changed to DIC ceasing to “control” us (as the term “control” is defined in the Israeli Securities Law, namely the ability to direct a company's activities) (previously - upon a decrease in DIC's share ownership to less than 50.01% of our outstanding share capital); (2) we are required to provide the grantees with a ten day period to exercise the options upon the occurrence of a corporate transaction. An additional change was approved only in regards to options already granted prior to the adoption of the amendment: when a grantee is dismissed without cause, an additional period of up to six (6) months from the date of dismissal will be allowed for vesting of the third or fourth portions of the options to occur.

In general, the options and RSUs vest in four equal installments on each of the first, second, third and fourth anniversaries of the date of grant. Under IFRS, we are required to expense the grant date fair value of the options over their vesting period. In accordance with these standards, we estimated the total compensation cost related to the options granted in 2006 to be approximately NIS 53 million as of the date of grant, to be recognized over the vesting period commencing on February 9, 2007, the date of completion of our initial public offering. In 2007 we expensed approximately NIS 29 million of the total compensation cost. During 2008 we reevaluated the total compensation cost related to the options granted and increased it by approximately NIS 4 million.  Due to sales in 2008 of our ordinary shares held by DIC, that led to a reduction in DIC’s ownership to below 50.01%, the vesting of the options granted in 2006 and 2007 was considered accelerated for accounting purposes and the balance of the total compensation cost, related to those grants, in the amount of approximately NIS 28 million, was expensed during 2008.

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

Cost of revenues

The principal components of our cost of revenues are interconnect fees, the purchase of handsets, accessories and spare parts, content cost, cell site leasing costs, outbound roaming services fees, royalty payments to the government of Israel, salaries and network development and maintenance. Our cost of revenues also includes depreciation of the cost of our network equipment and amortization of our spectrum licenses and capitalized handset subsidies.  See “—Application of Critical Accounting Policies and Use of Estimates—Long-lived assets - depreciation.”

Selling and marketing expenses

Selling and marketing expenses consist primarily of sales force salaries and commissions, advertising, public relations and promotional expenses.  We compensate our sales force through salaries and incentives. Our selling and marketing expenses also include depreciation, mainly of leasehold improvements and equipment in our service centers and points of sales and amortization of capitalized sales commissions.

General and administrative expenses

General and administrative expenses consist primarily of salaries and compensation, professional and consultancy fees, leases and maintenance of our offices, bad debt and doubtful accounts allowance, and other administrative expenses. Our general and administrative expenses also include depreciation and maintenance fees, mainly for our billing and information systems.

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

Income Tax

Generally, Israeli companies were subject to Corporate tax on their taxable income at the rate of 26% for the 2009 tax year which will decrease to 25% for the 2010 tax year. The Israeli Economic Efficiency Improvement Law (legislative amendments for the implementation of the economic program for the years 2009 and 2010), enacted in July 2009, provides, among others, for an additional gradual reduction of the corporate tax rate. According to this Law the Corporate tax rate will decrease to 24% for the 2011 tax year, to 23% for the 2012 tax year, to 22% for the 2013 tax year, to 21% for the 2014 tax year, to 20% for the 2015 tax year and to 18% for the 2016 tax year and thereafter.  Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived from assets purchased after January 1, 2003. A deferred tax asset or liability is created for temporary differences between income recognized for tax purposes and for accounting purposes.

Results of Operations - Comparison of 2007, 2008 and 2009

The following table sets forth key performance indicators for the periods indicated:

	Year Ended December 31,			Change**
	2007*	2008*	2009	2008 vs. 2007		2009 vs. 2008
Subscribers at end of period(1) (in thousands)	3,073	3,187	3,292	3.7%		3.3%
Period churn rate(1)(2)	16.3%	18.9%	19.6%	2.6pp		0.7pp
Average monthly usage per subscriber (MOU) (in minutes)(1)(3)	322	329	331	2.2%		0.6%
Average monthly revenue per subscriber (ARPU) (1)(4) (in NIS)	150	149	144	(0.7%)		(3.4%)
Operating income (in NIS millions)	1,394	1,690	1,768	21.2%		4.6%
Net income (in NIS millions)	919	989	1,182	7.6%		19.5%
EBITDA(5) (in NIS millions)	2,187	2,482	2,529	13.5%		1.9%
Operating income margin(6)	23.0%	26.3%	27.3%	3.3	pp	1.0	pp
EBITDA margin(7)	36.1%	38.7%	39.0%	2.6	pp	0.3	pp

*	Retrospective application due to accounting policy change regarding Subscriber Acquisition and Retention Costs.

**	pp denotes percentage points and this measure of change is calculated by subtracting the 2007 measure from the 2008 measure and the 2008 measure from the 2009 measure, respectively.

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

(3)
Average monthly minutes of use per subscriber (MOU) is calculated by dividing the total billable minutes (of outgoing and incoming calls from other networks, excluding roaming usage) during the month, by the average number of subscribers during such month, and by dividing the sum of such results for all months in the reported period by the number of months in the period. Following the regulatory requirement to change the basic airtime charging unit from twelve-seconds to one-second units commencing January 1, 2009, MOU for  2007 and 2008 has been adjusted to the same per-one second unit basis to enable a comparison. MOU for 2007 and 2008 based on the former charging units were 348 and 350 minutes, respectively.

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

We have set out below the calculation of ARPU for each of the periods presented:

	Year Ended December 31,
	2007	2008	2009
	(In NIS millions, except number of subscribers and months)
Revenues	6,050	6,417	6,483
less revenues from equipment sales	635	745	751
less other revenues*	93	135	162

Revenues used in ARPU calculation (in NIS millions)	5,322	5,537	5,570
Average number of subscribers	2,955,855	3,105,022	3,215,492
Months during period	12	12	12
ARPU (in NIS, per month)	150	149	144

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

   The following is a reconciliation of EBITDA with net income and operating income:

	Year Ended December 31,
	2007*	2008*	2009
	(In NIS millions)
Net income	919	989	1,182
Financing expenses, net	147	310	219
Income taxes	328	391	367
Operating income	1,394	1,690	1,768
Other expenses (income), net	3	(29)	6
Depreciation and amortization	790	821	755
EBITDA	2,187	2,482	2,529
* Retrospective application due to accounting policy change regarding Subscriber Acquisition and Retention Costs.

(6)	Operating income margin is defined as operating income as a percentage of total revenues for each of the applicable periods.

(7)	EBITDA margin is defined as EBITDA as a percentage of total revenues for each of the applicable periods.

The following table sets forth our selected consolidated statements of operations as a percentage of total revenues from operations for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
Revenues	100.0%	100.0%	100.0%
Cost of revenues	54.8%	52.9%	51.4%
Gross profit	45.2%	47.1%	48.6%
Selling and marketing expenses	11.3%	10.9%	11.0%
General and administrative expenses	10.8%	10.3%	10.2%
Other (income) expenses, net	0.1%	(0.4%)	0.1%
Operating income	23.0%	26.3%	27.3%
Financial expenses, net	2.4%	4.8%	3.4%
Income before taxes	20.6%	21.5%	23.9%
Income tax	5.4%	6.1%	5.7%
Net income	15.2%	15.4%	18.2%

Revenues

	Year Ended December 31,			Change
	2007	2008	2009	2008 vs. 2007	2009 vs. 2008
	(In NIS millions)
Revenues	6,050	6,417	6,483	6.1%	1.0%

The increase in revenues in 2009 was mainly due to a 31% increase in revenues from content and value added services (including SMS), as well as a significant increase in revenues from land-line services. The increase in revenues was partially offset by a substantial decrease in roaming revenues following the reduction in incoming and outgoing tourism resulting from the global economic slowdown. The increase in revenues was also offset in part by a decrease in revenues from domestic voice services mainly due to the ongoing airtime price erosion.

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

The following table sets forth the breakdown of our revenues for the periods indicated based on the various sources thereof:

	2007		2008		2009
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(NIS in millions)		(NIS in millions)
Voice services:
Outgoing air time*	2,861	47.3%	2,878	44.8%	2,806	43.3%
Incoming air time	1,188	19.7%	1,169	18.2%	1,176	18.1%
Roaming	424	7.0%	423	6.6%	340	5.3%
Total voice services	4,473	74.0%	4,470	69.6%	4,322	66.7%
Content and value added services**	492	8.1%	674	10.5%	882	13.6%
Other services***	450	7.4%	528	8.3%	528	8.1%
Total services	5,415	89.5%	5,672	88.4%	5,732	88.4%
Handsets and accessories	635	10.5%	745	11.6%	751	11.6%
Total	6,050	100.0%	6,417	100.0%	6,483	100.0%
*	Including air time packages and interconnect.

**	Consists of content services, text messages and data services.

***	Consists of fixed monthly subscription fees, extended warranty fees, land-line services and others.

During 2009, revenues from services (comprising 88.4% of total revenues) increased by approximately 1%, compared with 2008.  This increase in revenues from services resulted mainly from an increase in our subscriber base of approximately 3.3% (mainly among “post-paid” subscribers), an increase in revenues from content and value added services, as well as an increase in revenues from land-line services. These increases were partially offset by the significant decrease in roaming revenues and the ongoing airtime price erosion.

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

During 2008 and 2009, revenues from content and value added services increased by approximately 37% and 31%, respectively compared with the previous respective years, mainly as a result of the growth in content services, text messages and sales of data packages, which is significantly attributable to the growth of our 3G subscriber base. As a percentage of service revenues, revenues from content and value added services increased from 9.1% in 2007 to 11.9% in 2008 and to 15.4% in 2009, and as percentage of total revenues, from 8.1% in 2007 to 10.5% in 2008 and 13.6% in 2009.

In 2009, revenues from other services remained the same as in 2008 and were affected mainly by an increase in revenues from land-line services, which was offset mainly by a decrease in fixed monthly subscription fees.  As a percentage of total revenues, revenues from other services decreased to 8.1% in 2009 from 8.3% in 2008.

During 2008, revenues from other services increased by approximately 17% mainly as a result of the increase in extended warranty fees, land-line services and fixed monthly subscription fees.  As a percentage of  total revenues, revenues from other services increased to 8.3% in 2008 from 7.4% in 2007.

During 2008 and 2009, handset and accessories revenues (comprising 11.6% of total revenues) increased by 17.3% and 0.8%, respectively compared with the previous respective years.  This increase primarily resulted from an increase in the average handset sale price due to the larger amount of advanced 3G handsets in the mix of handsets sold in 2008 compared with 2007 and in 2009 compared with 2008. The increase was offset in part by a decrease in the total amount of handsets sold during those years compared with the previous years which resulted from more aggressive sales campaigns launched in 2007 compared with 2008 and in 2008 compared with 2009.

The following table sets forth the breakdown of our revenues for the periods indicated based on the types of subscribers:

	2007		2008		2009
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(NIS in millions)		(NIS in millions)
Individual	4,377	72.3%	4,626	72.1%	4,775	73.7%
Business*	1,524	25.2%	1,654	25.8%	1,622	25.0%
Other*	149	2.5%	137	2.1%	86	1.3%
Total	6,050	100.0%	6,417	100.0%	6,483	100.0%

*	Consists of revenues from inbound roaming services and other services.

A breakdown of revenues according to types of subscribers (individual and business) during 2009 shows an approximately 3% increase, compared with 2008, in revenues attributable to individual subscribers, which resulted mainly from a higher subscriber base and increased usage. Revenues attributable to business subscribers decreased approximately 2%, mainly as a result of a significant decrease in outbound roaming revenues following the global economic slowdown and the airtime price erosion. Other revenues decreased 37% in 2009 compared with 2008, mainly due to a significant decrease in revenues from inbound roaming services, which resulted from a reduction in incoming tourism also following the global economic slowdown.

A breakdown of revenues according to types of subscribers (individual and business) during 2008 shows an approximately 6% increase in revenues attributable to individual subscribers and an approximately 9% increase in revenue attributable to business subscribers, compared with 2007. These increases are the result of a higher subscriber base and increased usage.

The following table sets forth the breakdown of our revenues for the periods indicated based on the types of subscription plans:

	2007		2008		2009
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(NIS in millions)		(NIS in millions)
Pre-paid	729	12.0%	696	10.9%	657	10.1%
Post-paid	5,172	85.5%	5,584	87.0%	5,741	88.6%
Other*	149	2.5%	137	2.1%	86	1.3%
Total	6,050	100.0%	6,417	100.0%	6,483	100.0%

* Consists of revenues from inbound roaming services and other services.

A breakdown of revenues according to types of subscription plans (pre-paid and post-paid) shows that the increase in revenues in 2009 compared with 2008 and in 2008 compared with 2007 resulted from post-paid subscribers. This increase was primarily the result of an increase in revenues from services resulting from an increase in usage of content and value-added services, in land-line services and from the expansion of our subscriber base.

Cost of revenues and gross profit

	Year Ended December 31,			Change
	2007*	2008*	2009	2008 vs. 2007	2009 vs. 2008
	(In NIS millions)
Cost of revenues-services	2,592	2,641	2,643	1.9%	0.1%
Cost of revenues-equipment	723	755	690	4.3%	(8.6%)
Total cost of revenues	3,315	3,396	3,333	2.4%	(1.9%)
Gross profit	2,735	3,021	3,150	10.5%	4.3%

* Retrospective application due to accounting policy change regarding Subscriber Acquisition and Retention Costs.

The slight increase in services cost of revenues in 2009 compared with 2008, resulted mainly from an increase in interconnect fees due to an increase in the number of outgoing calls completed in other operators' networks, an increase in cost of content and value-added services due to increased usage and a one-time provision in the amount of NIS 15 million related to a dispute with the Ministry of Communications regarding frequencies fees. These increases were offset mainly by a decrease in roaming related expenses due to the reduction in outgoing tourism, in depreciation expenses and in royalties paid to the Ministry of Communications resulting from a decline in the royalties' rate.

The increase in services cost of revenues in 2008 compared with 2007, resulted mainly from an increase in interconnect fees due to an increase in the number of outgoing calls completed in other operators' networks, an increase in cost of content and value-added services due to increased usage and an increase in handsets repair cost due to higher maintenance cost for the advanced handsets sold. The increase was partially offset by a decrease in rent and related expenses and in royalties paid to the Ministry of Communications resulting from a decline in the royalties' rate.

The decrease in equipment cost of revenues in 2009 compared with 2008, resulted primarily from a decrease in the total amount of handsets sold during 2009 compared with 2008, mainly due to more aggressive sales campaigns launched in 2008 compared with 2009. This decrease was partially offset by an increase in the average handset cost due to a larger amount of advanced 3G handsets sold during 2009.

The increase in equipment cost of revenues in 2008 compared with 2007, resulted primarily from an increase in the average handset cost due to a larger amount of advanced 3G handsets sold during 2008 and an increase in currency hedging expenses related to handsets purchases, which was partially offset by increased efficiency in handset procurement.

The increase in gross profit in 2009 compared with 2008 and in 2008 compared with 2007, resulted mainly from increases in revenues from content and value added services and revenues from landline services. The increase also benefited from a decrease in handsets subsidy. These increases were partially offset by the ongoing airtime price erosion.

Selling and marketing expenses and general and administrative expenses

	Year Ended December 31,			Change
	2007	2008	2009	2008 vs. 2007	2009 vs. 2008
	(In NIS millions)
Selling and marketing expenses	685	701	716	2.3%	2.1%
General and administrative expenses	653	659	660	0.9%	0.2%
Total	1,338	1,360	1,376	1.6%	1.2%

The increase in selling and marketing expenses in 2009 compared with 2008, was mainly due to an increase in amortization expenses. This increase was partially offset by a decrease in advertising and customer retention expenses. The deferral of sales commissions in 2009 amounted to approximately NIS 64 million compared with approximately NIS 60 million in 2008. Amortization of deferred sales commissions increased in 2009 to approximately NIS 60 million compared with approximately NIS 36 million in 2008.

The increase in selling and marketing expenses in 2008 compared with 2007, was mainly due to an increase in payroll expenses resulting from the expansion of our services and sales teams at the end of 2007 and the beginning of 2008, as part of our preparation for the implementation of number portability and our strategy to constantly improve service level and customer satisfaction. The increase also resulted from an increase in customer retention expenses.  These increases were partially offset by a decrease in advertising and postage expenses. Following the expanded marketing of innovative new plans with guaranteed revenues during 2007 and according to accounting standards, we are required to defer sales commissions related to acquisition and retention of subscribers with guaranteed revenues and to recognize such commissions as intangible assets, to be amortized over the expected life of such subscribers' guaranteed revenues. We commenced deferring these commissions in the fourth quarter of 2007.  The deferred sales commissions in 2008 amounted to approximately NIS 60 million compared with approximately NIS 21 million in 2007. Amortization of deferred sales commissions increased in 2008 to approximately NIS 36 million compared with approximately NIS 2 million in 2007.

General and administrative expenses in 2009 remained similar to 2008, and were affected by a significant increase in bad debts and doubtful accounts expenses, mainly due to the global economic slowdown and following the implementation of number portability, which allows subscribers to switch to another cellular operator without settling their outstanding debt first. This increase was offset by a decrease in payroll expenses, mainly due to a decrease in compensation expenses related to our share incentive plan, mostly expensed during 2008. The increase in general and administrative expenses was also offset by a decrease in maintenance cost related to our information systems and in depreciation and amortization expenses in 2009 compared with 2008.

General and administrative expenses increased in 2008 compared with 2007, as a result of an increase in bad debts and doubtful accounts expenses, mainly following the implementation of number portability. This increase was partially offset by a decrease in depreciation and amortization expenses in 2008.

Other income (expenses), net

	Year Ended December 31,
	2007	2008	2009
	(In NIS millions)
Other income (expenses), net	(3)	29	(6)

Other expenses in 2009 consisted mainly of capital losses which resulted from deletion of certain equipment items.

Other income in 2008 consisted mainly of capital gains from sales of certain surplus underground pipes for fiber optic cables.

Financing expenses, net

	Year Ended December 31,
	2007	2008	2009
	(In NIS millions)
Financing expenses	(287)	(393)	(370)
Financing income	140	83	151
Financing expenses, net	(147)	(310)	(219)

Financing expenses, net decreased in 2009 compared with 2008, primarily due to gains from our hedging portfolio, mainly from our CPI hedging transactions, as well as from embedded derivatives income in 2009 compared with embedded derivatives expense in 2008 mainly due to the one-time reversal of financing income in the amount of NIS 29 million in the second quarter of 2008, following a clarification of the Israel Accounting Standard Board to the International Accounting Standard no. 39. The decrease in financing expenses, net also resulted from a decrease in CPI linkage expenses associated with our debentures due to the decreased inflation rate of 3.8% in 2009 compared with 4.5% in 2008. These decreases were partially offset by an increase in interest expenses associated with our debentures, due to the increase in our outstanding indebtedness following the issuance of our new series of debentures and the expansion of existing series in April 2009.

Financing expenses, net increased in 2008 compared with 2007, resulting primarily from an increase in interest and CPI linkage expenses associated with our debentures, due to the increase in our outstanding indebtedness following the issuance of our new series of debentures in October 2007 and the expansion of these series in February 2008 and the increased inflation rate of 4.5% in 2008 compared with 2.8% in 2007. The increase also resulted from embedded derivatives expenses in 2008 compared with embedded derivatives income in 2007. This increase was partially offset by a decrease in interest expenses related to our credit facility which was voluntarily prepaid in full in March 2008.

Interest and CPI linkage expenses associated with the principal amount of the debentures, and interest expenses resulting from the credit facility (voluntarily prepaid in full, in March 2008) incurred during 2009, 2008 and 2007 were approximately NIS 370 million, NIS 367 million and NIS 249 million, respectively.

Income tax

	Year Ended December 31,			Change
	2007	2008	2009	2008 vs. 2007	2009 vs. 2008
	(In NIS millions)
Income tax	328	391	367	19.2%	(6.1%)

Income tax in 2009 decreased by 6.1% compared with 2008, resulting from the reduction in income tax rate to 26% in 2009 from 27% in 2008 and a reduction of deferred tax liabilities and the recognition of a one-time tax income of approximately NIS 41 million in the third quarter of 2009, due to the enactment of the Economic Efficiency Improvement Law (legislative amendments for the implementation of the economic program for the years 2009 and 2010), in July 2009, which provides, among others, for an additional gradual reduction of the Corporate tax rate from 25% for the 2010 tax year down to 18% for the 2016 tax year and thereafter. The decrease in income tax was partially offset by an increase in income before income tax.

Income tax in 2008 increased by 19.2% compared with 2007, resulting from the increase in income before income tax and pursuant to the release in 2007 of a tax provision in the amount of approximately NIS 55.5 million, which was recorded in 2006. The increase was partially offset by a reduction in income tax rate to 27% in 2008 from 29% in 2007.

Net income

	Year Ended December 31,			Change
	2007	2008	2009	2008 vs. 2007	2009 vs. 2008
	(In NIS millions)
Net income	919	989	1,182	7.6%	19.5%

The increase in net income in 2009 compared with 2008, was due primarily to an increase of 1% in revenues, while total operating expenses decreased by 1%, leading to an increase of 4.6% in operating income. The increase also resulted from a decrease in financing expenses and income tax.

The increase in net income in 2008 compared with 2007, was due primarily to an increase of 6.1% in revenues while total operating expenses increased by only 2.2%, leading to an increase of 21.2% in operating income. This increase was partially offset by the significant increase in financing expenses and the increase in income tax.

B. LIQUIDITY AND CAPITAL RESOURCES

General

Our liquidity requirements relate primarily to working capital requirements, debt service, capital expenditures for the expansion and improvement of our networks and payment of dividends. Until the end of 2005, these requirements had been funded largely through funds generated from operations and bank borrowings. However, in late 2005 and the first half of 2006, we raised significant additional capital by issuing two series of debentures in the aggregate principal amount of approximately NIS 2.0 billion ($530 million) and by establishing a credit facility of $350 million (voluntarily prepaid in full and terminated in March 2008). Our Board of Directors, at the request of our shareholders, determined to incur such debt, and pay dividends in excess of the amount of such debt with available cash and proceeds of the borrowings, to increase the leverage in our capital structure and improve our shareholders’ expected rate of return on our equity. In addition, in October 2007, we issued two new series of debentures to the public in Israel, for a total principal amount of approximately NIS 1,072 million ($284 million)  and in February 2008 we issued, in a private placement, additional debentures of these two new series, for a total principal amount of approximately NIS 575 million ($152 million). In April 2009, we raised additional debt by issuing additional debentures of an existing series as well as debentures of a new series, for a total amount of approximately NIS 975 million ($258 million).

In February 2010, the Committee for Establishing Parameters for Institutional Bodies' Investments in Nongovernmental Bonds, nominated by the commissioner of Capital Markets, Insurance and Savings in the Ministry of Finance, published a final report of its conclusions and recommendations. The committee's  report, includes recommendations for regulatory intervention of the commissioner, in establishing internal procedures to be followed by Israeli institutional investors before investing in non-governmental debentures and recommendations that Israeli institutional investors would be required to set a policy with respect to the incorporation of rights to demand immediate repayment in the debentures, recommendations that the debentures include certain contractual terms and covenants and the information necessary for institutional investors' examination of investment in the debentures and for their ongoing monitoring, to be required from Israeli institutional investors before investing in non-governmental debentures, as well as recommendations for establishing cooperation mechanism among Israeli institutional investors regarding certain issues related to investment in non-governmental debentures. There is no certainty as to which recommendations will be adopted, if any. If the committee's report recommendations are adopted, they may adversely affect our possibilities of raising debt from Israeli institutional investors as well as the terms and price of such debt raising.

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

Dividend payments

During 2009, we distributed cash dividends in the aggregate amount of NIS 1.19 billion ($314 million), including the dividend declared for the fourth quarter of 2008 in the amount of NIS 270 million ($72 million), based on net income and existing retained earnings.  During 2008, we distributed cash dividends in the aggregate amount of NIS 1.53 billion ($405 million), based on net income and existing retained earnings. During 2007, we distributed cash dividends in the aggregate amount of NIS 655 million ($174 million) based on net income and existing retained earnings.

Debt service

Shelf Prospectus

In March 2009, we filed a shelf prospectus with the Israeli Securities Authority and the Tel Aviv Stock Exchange. The shelf prospectus will allow us, from time to time, to offer and sell debt, equity and warrants in Israel, in one or more offerings, subject to a supplemental shelf offering report, in which we will describe the terms of the securities offered and the specific details of the offering. At this stage, no decision has been made as to the execution of any such offering, nor as to its scope, terms and timing, if executed, and there is no certainty that such offering will be executed.

Public debentures

In December 2005 and January 2006, we issued two series of debentures (Series A and Series B) to institutional and other investors in private placements. In May 2006, we issued additional debentures of the existing two series. The debentures are listed on the Tel Aviv Stock Exchange. As of December 31, 2009, these debentures consist of approximately NIS 710 million ($188 million) aggregate principal amount of Series A Debentures (after we repaid the first three principal payments in July 2008 and in January and July 2009, in the sum of approximately NIS 118 millions ($31 million) each). and approximately NIS 925 million ($245 million) aggregate principal amount of Series B Debentures. The Series A Debentures bear interest at the rate of 5.0% per year, and are linked (principal and interest) to the Israeli CPI. The principal is payable in nine semiannual payments commencing in July 2008, and the interest is payable semiannually commencing in July 2006. The Series B Debentures bear interest at the rate of 5.3% per year, and are linked (principal and interest) to the Israeli CPI. The principal is payable in five annual payments commencing in January 2013, and the interest is payable annually commencing in January 2007.

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

The Series C and D Debentures were issued for a total principal amount of NIS 245 million ($65 million) and approximately NIS 827 million ($219 million), respectively. In February 2008 we issued, in a private placement, additional debentures of Series C in a principal amount of NIS 81 million ($21 million) and additional Series D Debentures in a principal amount of approximately NIS 494 million ($131 million) and in April 2009 (under the above Shelf Prospectus), we issued to the public in Israel additional Series D debentures in a principal amount of approximately NIS 186 million ($49 million) for a total consideration of approximately NIS 215 million ($57 million).  As of December 31, 2009, these debentures consist, of approximately NIS 254 million ($67 million) aggregate principal amount of Series C Debentures (after we repaid the first two principal payments in March  and September 2009, in the sum of approximately NIS 36 millions ($10 million) each) and approximately NIS 1,507 million ($399 million) aggregate principal amount of Series D Debentures.

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

In April 2009, we issued to the public in Israel a new Series E debentures in a principal amount of approximately NIS 789 million ($209 million) at an interest rate of 6.25% per annum, without any linkage, for a total consideration of approximately NIS 785 million ($208 million). The Series E principal is payable in six equal annual payments on January 5, of each of the years 2012 through 2017 (inclusive). The interest on Series E debentures is payable annually on January 5, of each of the years 2010 through 2017 (inclusive). The debentures were issued in a public offering in Israel based on the aforementioned shelf prospectus and were listed for trading on the Tel Aviv Stock Exchange.

The Series E debentures are unsecured and do not restrict our ability to issue additional debentures of any class or distribute dividends in the future.  The Series E debentures contain standard terms and obligations.

Our debentures are rated ilAA/Stable by Standard & Poor's Maalot rating company.

Other credit facilities

As of December 31, 2009, there were no other credit facilities outstanding.

Capital expenditures

Our accrual capital expenditure in 2007, 2008 and 2009 amounted to NIS 651 million, NIS 633 million and NIS 663 million, respectively. Accrual capital expenditure is defined as investment in fixed assets and intangible assets, such as spectrum licenses, during a given period. The amounts of capital expenditure have been adjusted to include capitalized subscriber acquisition and retention cost.  For the periods under review, a key focus of our capital investment has been the enhancement and expansion of our networks and transmission infrastructure.

Cash flows from operating activities

Cash flows from operating activities increased by 18.4% in 2009 to NIS 2,088 million from NIS 1,763 million in 2008. The increase resulted mainly from the slight decrease in income tax payments in 2009 compared with 2008, while income before income tax increased.

Cash flows from operating activities decreased by 3.1% in 2008 to NIS 1,763 million from NIS 1,820 million in 2007. The decrease resulted mainly from the increased expenditure related to the expansion in our workforce and the increase in subscriber retention and acquisition costs, especially at the beginning of 2008 following the introduction of number portability in December 2007, as well as from an increase in income tax paid during 2008, which included a one-time catch up payment of NIS 70 million for 2007 accrued tax liability. These increases were partially offset by other operating activities.

Cash flows from investing activities

The net cash flows from operating activities is the main capital resource for our investment activities. In 2007, 2008 and 2009, our net cash used in investing activities amounted to NIS 560 million, NIS 546 million and NIS 782 million, respectively.  The payments were primarily for the expansion of the technological networks and information systems infrastructures. The increase in 2009 compared with 2008, resulted mainly from the investment in our current debentures portfolio according to our investment policy, which totaled NIS 212 million in 2009.

Cash flows from financing activities

In 2009, the net cash used in financing activities amounted to NIS 678 million compared with NIS 1,853 million in 2008. The decrease resulted primarily from a decrease in cash dividend paid mainly due to the special dividend paid in April 2008, a decrease in repayments of long-term loans from banks in 2008 and an increase in proceeds from issuance of debentures in 2009. These were partially offset by an increase in repayments of debentures.

In 2008, the net cash used in financing activities amounted to NIS 1,853 million compared with NIS 405 million in 2007. The increase was primarily due to an increase in cash dividend paid and a decrease in proceeds from issuance of debentures.

During 2008, we voluntarily prepaid in full the outstanding balance of our credit facility in the amount of NIS 648 million and received net amount of NIS 589 million from the expansion of two existing series of debentures in February 2008. We also made debentures' payments of principal in the aggregate amount of NIS 125 million and interest payments in the aggregate amount of NIS 175 million mostly related to our debentures. Furthermore, during 2008, we paid cash dividends in the amount of NIS 1.525 billion (excluding the difference between withholding tax in respect of the last dividends distributed in 2007 and 2008, which were paid subsequent to balance sheet dates).

During 2007, 2008 and 2009, the average outstanding amount of long-term liabilities (long-term loans and debentures) was NIS 3.2 billion, NIS 3.8 billion and NIS 4.3 billion, respectively.

Working capital

Our working capital as of December 31, 2009 was NIS 1,254 million, compared with NIS 461 million as of December 31, 2008.  The increase in working capital was primarily due to the increase in cash and cash-equivalents and in current investments, resulting mainly from the issuance of debentures in 2009.

Our working capital as of December 31, 2008 was NIS 461 million, compared with working capital of NIS 716 million as of December 31, 2007.  The decrease in working capital was mainly due to the decrease in cash and cash-equivalents, resulting mainly from the increase in cash dividend distributed in 2008 compared with 2007. This decrease was partially offset by a decrease in trade payables and accrued expenses, due to the higher balances at the end of 2007 attributed to our preparation for number portability launched in December 2007.

Trade receivables

Trade receivables consist of outstanding amounts due from customers, mainly for cellular services and handsets and accessories, net of the allowance for doubtful accounts.  Most of our handset sales are made on an installment basis (generally, 36 monthly payments).  Installments due in the twelve months following the balance sheet date are included in current trade receivables; the remaining installments are included in long-term receivables.  As of December 31, 2009, net current trade receivables amounted to NIS 1,579 million compared with NIS 1,478 million as at December 31, 2008 and NIS 1,385 million as at December 31, 2007.  This increase was primarily due to the increase in our revenues.  The current maturity of long-term receivables as of December 31, 2009 was NIS 695 million, compared with NIS 666 million as at December 31, 2008.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

D. TREND INFORMATION

Trend information is included throughout the other sections of this Item 5.

E. OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Set forth below is a description of our contractual cash obligations, in millions of NIS, as of December 31, 2009.

	Total	2010	2011- 2013	2014-2015	2016 and Beyond
Long-term debt obligations (including interest)(1)	5,706	566	2,123	1,580	1,437
Operating lease obligations	643	215	327	101	—
Purchase obligations	441	194	247	—	—
Total	6,790	975	2,697	1,681	1,437

(1)
Interest does not include (a) payments that could be required under our interest-rate swap agreements; such payments will depend upon changes in interest rates and could vary significantly, or (b) any increase in interest that would be required based on increases in the Israeli CPI.

Application of Critical Accounting Policies and Use of Estimates

The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the amounts reflected in the consolidated financial statements and accompanying notes, and related disclosure of contingent assets and liabilities.  We base our estimates upon past experience, where applicable, various factors, external sources and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions, and could have a material impact on our reported results.

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

We believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions.  We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate and (2) changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition or results of operations.

Revenue recognition

Nature of critical estimate items

As described in Note 3.J to our consolidated financial statements included elsewhere in this annual report, revenues derived from usage of our networks, including airtime, interconnect, content and value added services and roaming revenues are recognized when the services are provided and all other revenue recognition criteria are met. Sale of handsets with accompanying services constitutes a revenue arrangement with multiple deliverables. Accordingly, consideration received for handsets, up to their fair value, that is not contingent upon delivery of additional items (such as the service), is recognized as equipment revenues upon the delivery of the equipment to the subscriber, when all revenue recognition criteria are met. Consideration for services is recognized as service revenues, when earned. In revenue arrangements including more than one deliverable, the arrangement consideration is allocated to each deliverable based on the fair value of the individual element. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement in regards to the goods and the amount of revenue can be measured reliably.

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

New Accounting Standards

None

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors, executive officers and other key employees as of December 31, 2009*:

Name	Age	Position
Ami Erel (2), (3)	62	Chairman of the Board
Nochi Dankner (3)	55	Director
Isaac Manor	68	Director
Shay Livnat (2), (3)	51	Director
Raanan Cohen (2), (4)	42	Director
Avraham Bigger	63	Director
Rafi Bisker (2) (4)	58	Director
Shlomo Waxe (1), (2), (4)	63	Independent Director
Haim Gavrieli	39	Director
Ari Bronshtein (2)	40	Director
Tal Raz	48	Director *
Joseph Barnea (1), (2), (3), (4)	74	Independent / External Director
Ronit Baytel (1)	42	Independent / External Director
Amos Shapira	60	President and Chief Executive Officer
Yaacov Heen	40	Chief Financial Officer*
Adi Cohen	44	Vice President of Marketing

Name	Age	Position
Eliezer (Lipa) Ogman	56	Chief Technology Officer
Isaiah Rozenberg	49	Vice President of Engineering
Itamar Bartov	47	Vice President of Executive and Regulatory Affairs
Refael Poran	61	Vice President of Business Customers
Meir Barav	52	Vice President of Sales and Services
Ronit Ben-Basat	42	Vice President of Human Resources
Amos Maor	46	Vice President of Operations and Supply Chain
Liat Menahemi-Stadler	43	General Legal Counsel
Gil Ben-Itzhak	44	Controller

* Tal Raz served as our Chief Financial Officer until September 20, 2009 and has served as a member of our Board of Directors since September 21 2009. Yaacov Heen was appointed as our Chief Financial Officer as of September 21, 2009.

(1) Member of our Audit Committee.

(2) Member of our Analysis Committee.

(3) Member of our Option Committee.

(4) Member of our Security Committee.

Ami Erel has served as Chairman of our Board of Directors since 2005. Mr. Erel has served as President and Chief Executive Officer of Discount Investment Corporation Ltd. since 2001. From March to December 2007, Mr. Erel also served as the Chief Executive Officer of NetVision Ltd., where he served prior to March 2007 and continues to serve from January 2008, as Chairman of the board of directors. From 1999 to 2001, he served as President of Elron Electronic Industries Ltd., where he continues to serve as a member of the Board of Directors and also served, until January 2007, as Chairman of the board of directors. From 1997 to 1999, he served as President and Chief Executive Officer of Bezeq – The Israeli Telecommunications Corporation Ltd.  Mr. Erel also serves as the Chairman of the board of directors of Koor Industries Ltd. and as a member of the boards of directors of Makhteshim-Agan Industries Ltd., Shufersal Ltd., Property and Building Corporation Ltd. and other IDB group companies. Mr. Erel has served as the chairman of the executive committee of the Manufacturers Association of Israel from 2005 to 2009 and since September 2009 he has served as the chairman of the Israel Export & International Cooperation Institute.  Mr. Erel holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology.

Nochi Dankner has served as a member of our Board of Directors since 2005.  Mr. Dankner currently serves as Chairman of the boards of directors of IDB Holding Corporation Ltd. (of which he also served as Chief Executive Officer from May 2003 until August 2009),  IDB Development Corporation Ltd. Discount Investment Corporation Ltd., Clal Industries and Investments Ltd., Ganden Holdings Ltd. and various private companies, and as a member of the boards of directors of Clal Insurance Enterprises Holdings Ltd., Clal Insurance Company Ltd., Shufersal Ltd., Property and Building Corporation Ltd., Koor Industries Ltd., Makhteshim-Agan Industries Ltd., and various private companies.  Mr. Dankner also serves as the Chairman of the IDB fund “For the Community” (a non-profit organization), as a member of “Matan-Your Way to Give” (a non-profit organization), as a member of the management committee of the Association of Friends of the Tel Aviv Sourasky Medical Center, and as a member of the board of trustees of Tel Aviv University,  Buchmann Faculty of Law - Tel Aviv University and Bar-Ilan University.  Mr. Dankner holds an L.L.B. and a B.A. in political science, both from Tel Aviv University.

Isaac Manor has served as a member of our Board of Directors since 2005.  Mr. Manor has served as the Deputy Chairman of the board of directors of IDB Holding Corporation Ltd. since 2003.  From 1976 to 2001, he served as Chief Executive Officer of companies in the automobile sector of the David Lubinsky group, the importer of Peugeot and Citroen automobiles to Israel, where he currently serves as the Chairman of the board of directors.  Mr. Manor also serves as a member of the boards of directors of IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Clal Industries and Investments Ltd., Shufersal Ltd., Property and Building Corporation Ltd., Hadera Paper Ltd., Clal Insurance Enterprises Holdings Ltd., Union Bank of Israel Ltd., Koor Industries Ltd., Makhteshim-Agan Industries Ltd. and various private companies.  Mr. Manor holds an executive M.B.A. from the Hebrew University.

Shay Livnat has served as a member of our Board of Directors since 2005.  Mr. Livnat has served as the President and Chief Executive Officer of Zoe Holdings Ltd., a holding company that manages a diverse portfolio of international telecommunications operations and hi-tech companies, which was founded by him in 1988, since 2001 and as Vice President and member of the board of Taavura Holdings Ltd.  From 1988 to 1998, he served as Chief Executive Officer of Tashtit Ltd.  Mr. Livnat also serves as a member of the boards of directors of various IDB group companies, including IDB Development Corporation Ltd., Clal Industries and Investments Ltd., Clal Insurance Enterprises Holdings Ltd., Elron Electronic Industries Ltd. and other companies in the Avraham Livnat Group and Zoe/Cyphertech Group of companies. Mr. Livnat also serves as a member of the board of the Academic College of Tel-Aviv-Jaffa. Mr. Livnat holds a B.Sc. in electrical engineering from Fairleigh Dickinson University, New Jersey, USA.

Raanan Cohen has served as a member of our Board of Directors since 2000.  Mr. Cohen also has served as Chief Executive Officer of Koor Industries Ltd. since July 2006.  From 2004 to 2006, he also served as Chief Executive Officer of Scailex Corporation Ltd..  Since 2001 he has served as Vice President of Discount Investment Corporation Ltd., having previously served, from 1999 to 2001, as executive assistant to the chief executive officer of Discount Investment Corporation Ltd.  From 1997 to 1999, he was an associate at McKinsey & Company Inc., London.  Mr. Cohen also serves as a member of the boards of directors of Makhteshim-Agan Industries Ltd. and various private companies.  Mr. Cohen is a member of the Israeli Bar Association and holds an L.L.B. and a B.A. in economics from Tel Aviv University and an M.B.A. in management from the J.L. Kellogg Graduate School of management of Northwestern University.

Avraham Bigger has served as a member of our Board of Directors since 2005.  Mr. Bigger is the owner and managing director of three family-owned companies. Since October 2006, Mr. Bigger has served as the Chairman, and from January 2007 to December 2009 he has also served as Chief Executive Officer of Makhteshim-Agan Industries Ltd. From June 2003 to July 2007, Mr. Bigger served as the Chairman of the board of directors of Shufersal Ltd.; as the chairman of the boards of directors of various private companies; as the Deputy Chairman of the Caesarea Edmond Benjamin De Rothschild Foundation and the Caesarea Edmond Benjamin De Rothschild Development Corporation Ltd.; and as a member of the boards of directors of the First International Bank of Israel Ltd. and various private companies. Mr. Bigger holds a B.A. in economics and an M.B.A. from the Hebrew University.

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

Shlomo Waxe has served as a member of our Board of Directors since 2006.  Mr. Waxe has served as Director General of the Israel Association of Electronics and Software Industries since 2006.  From 2002 to 2005, he worked in the field of communications management and consultancy.  From 1999 to 2001, he served as Chief Executive Officer of Zeevi Communications Ltd.  From 1997 to 1999, he served as a consultant to cellular communications projects in Sao Paulo, Brazil and in Northeast Brazil.  From 1993 to 1997, he served as the Director General of Israel’s Ministry of Communications.  From 1990 to 1993, he served as commanding officer of the signal, electronics and computer corps of the Israel Defense Forces and he is a retired brigadier general. Mr. Waxe also serves as a member of the boards of directors of Tambour Ltd. and C. Mer Industries Ltd. and until 2009, served as a board member of Shrem, Fudim – Technologies Ltd.  Mr. Waxe holds a B.A. in political science from the University of Haifa.

Haim Gavrieli has served as a member of our Board of Directors since 2008. Mr. Gavrieli has served as the Chief Executive Officer of IDB Holding Corporation Ltd. since 2009 and also as Executive Vice President of IDB Development Corporation Ltd. since 2006. He also serves as a member of the boards of directors of Discount Investment Corporation Ltd., Koor Industries Ltd., Makhteshim-Agan Industries Ltd., NetVision Ltd., Clal Finance Ltd., other IDB group companies and various private companies. Mr. Gavrieli also serves as the Deputy Chairman of Shufersal Ltd. and chairman of the board of directors of IDB Tourism (2009) Ltd. From April 2005 to November 2006 he served as Vice President of IDB Development Corporation Ltd.. From April 2001 to April 2005, he served as personal assistant to the chairman of IDB Holding Corporation Ltd. and also as personal assistant to the chairman of the board of directors of Ganden Holdings Ltd., and previously, from 1999 to 2001, Mr Gavrieli served as an advisor to the Israeli Minister of Finance. Mr. Gavrieli holds a B.A. in political science and sociology from the University of Haifa and an M.A. in management from the University of Haifa.

Ari Bronshtein has served as a member of our Board of Directors since 2008. Mr. Bronshtein has served as Vice-President of DIC since January 2006 and since 2009, he also serves as a co-Chief Executive Officer of Elron Electronic Industries Ltd.. Mr. Bronstein also serves as a member of the boards of directors of Maxima Air Separation Center Ltd. and various private companies. Until 2009, Mr. Bronstein also served as a member of the board of directors of Hadera Paper Ltd.  From 2004 to 2005, he served as Vice President and head of the Economics and Business Development division and from 2000 to 2003, as Director of Finance and Investments at Bezeq – The Israeli Telecommunications Corporation Ltd.. Mr. Bronshtein holds a B.A. in finance and management and M.Sc. degree in finance and accounting, both from Tel Aviv University.

Tal Raz has served as a member of our Board of Directors since September 2009. Mr. Raz has served as  Chief Executive Officer of Clal Finance, since September 2009. From

2005 to September 2009, Mr Raz served as our Chief Financial Officer. From 2002 to 2005, Mr. Raz served as Chief Financial Officer of Elron Electronic Industries Ltd. From 2001 to 2002, he served as the President and Chief Executive Officer of Elbit Ltd. From 1997 to 2001, he served as Elbit’s Chief Financial Officer, having previously served in the same capacity at Agentsoft Ltd. and Paul Winston Corporation. Prior to that, he was a senior auditor at Deloitte & Touche’s New York office.  Until January 2007, Mr. Raz served as a director of NetVision Ltd.  Mr. Raz is a member of the steering committee of the Israeli CFO (Chief Financial Officers) Forum and is a certified public accountant. He holds a B.A. in accounting and business administration and an M.B.A. in business administration, from the City University of New York.

Joseph Barnea has served as a member of our Board of Directors since 2007. Mr. Barnea is a retired businessman. He served as the Chief Executive Officer of Oxygen & Argon Works Ltd. from 1987 to 2005 and continued to serve as a member of its management until 2006. From 1985 to 1987, he served as the Chief Executive Officer of Telkoor Ltd. From 1980 to 1985, he served as a Vice President of Elscint Medical Imaging Ltd. Mr. Barnea is a member of the executive committee of the Israeli Industrialists Association  and until 2007 he served as the Chairman of its Chemistry and Environment Association. From 2004 to 2009 Mr. Barnea served as a member of the board of the Israeli Export & International Cooperation Institute, from 2005 to 2009 he served as a member of the standard committee of the Israeli Standards Institute and prior to that, as a member of its board. From 2001 to 2004 he served as Chairman and President of the International Oxygen Manufacturers Association (IOMA) USA. He served as Deputy Commander of the signal, electronics and computer corps of the Israeli Defense Forces.  Mr. Barnea holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology and an M.Sc. in electrical engineering from Columbia University, New York, USA.

Ronit Baytel has served as a member of our Board of Directors since 2007. Ms. Baytel is a director  in the finance department of Ormat Technologies, Inc., a company listed on the NYSE, in charge of SOX internal controls in the preparation of financial statements and tax and special projects. From 1998 to 2005 she served as senior manager at Kesselman & Kesselman, a certified public accountants firm in Israel, which is a member of the international PriceWaterhouseCoopers Accountants firm. Ms. Baytel is a certified public accountant and holds a B.A. in economics and accountancy from Tel Aviv University and an M.B.A. from the Hebrew University.

Amos Shapira has served as our President and Chief Executive Officer since 2005.  From 2002 to 2005, Mr. Shapira served as Chief Executive Officer of El Al Israel Airlines Ltd.  From 1993 to 2002, he served as Chief Executive Officer of Hogla-Kimberly Ltd., a company owned by Kimberly-Clark USA. He joined the board of directors of Elron Electronic Industries Ltd. in 2006. From 2008 Mr Shapira serves as the president of the Israeli Friends of the Tel Aviv University Association. Mr. Shapira holds an M.Sc. in industrial administration from the Technion, Israel Institute of Technology and a B.A. in economics from the University of Haifa.

Yaacov Heen has served as our Chief Financial Officer since September 21, 2009. Mr. Heen served as head of our economic department since 2006, responsible for our budget, financial analysis, cost accounting and control over our performance. From 2002 to 2006 he served as head of our pricing and business research department. Mr. Heen holds a B.A. in economics and business administration and an M.B.A. in business administration, both from the Bar-Ilan University.

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

Ronit Ben-Basat has served as our Vice President of Human Resources since 2004.  From 1999 to 2004, Ms. Ben-Basat served in various positions for Cisco Systems in Israel, Europe and San-Jose, California, as a senior human resources manager.  From 1991 to 1999, she served as human resources and finance manager of LSI Logic. Ms. Ben-Basat holds a B.A. in social work and an M.Sc. in organizational development management, both from Tel Aviv University, and she also participated in executive M.B.A. program at Cisco Systems, through INSEAD, France and IMD, Switzerland.

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

B.          COMPENSATION

Executive Officer and Director Compensation

The aggregate direct compensation we paid to all our executive officers and directors as a group (24 persons) for 2009 was approximately NIS 22.8 million, of which approximately NIS 6.8 million relates to 2008 bonuses paid in 2009 and approximately NIS 2.1 million was set aside or accrued to provide for pension, retirement, severance or similar benefits.  These amounts do not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses and benefits commonly reimbursed or paid by companies in Israel.

We pay no cash compensation to our directors who are affiliated with DIC for their services as directors, but we pay DIC NIS 2.0 million per year for management services, adjusted to changes in the Israeli Consumer Price Index for June 2006, and in 2009 this payment amounted to approximately NIS 2.2 million. We pay Shlomo Waxe, our independent director, a monthly director’s fee of $3,000 plus Israeli value-added tax. Each of our two external directors are entitled to a director’s fee in the amount of NIS 100,000 (approximately $26,500) per year and NIS 3,000 (approximately $795) per meeting, payable in accordance with the regulations promulgated under the Israeli Companies Law, as adjusted for changes in the Israeli CPI (approximately NIS 124,400 and  NIS 3,700, respectively, as of December 31, 2009).

Employment Agreement of Amos Shapira

Mr. Amos Shapira, our President and Chief Executive Officer, is entitled to a gross monthly salary of NIS 120,000, linked to the Israeli CPI (approximately NIS 134,000 as of December 31, 2009).  He is also entitled to a company car, the use of a cellular phone and to reimbursement of incidental private expenses in the amount of NIS 9,000 per year. Mr. Shapira is entitled to a fixed bonus equal to six month’s salary per year, linked to Israeli CPI, in respect of which no social benefits are accrued and an annual bonus based on our annual profits that shall not exceed NIS 2.78 million. Mr. Shapira is also entitled to participate in a share option plan, which was adopted in September 2006. Mr. Shapira’s agreement contains provisions for vacation days, sick leave, managers’ insurance and an education fund. The agreement is for an unspecified period of time and can be terminated by either party with advance notice of three months. Mr. Shapira will continue to receive his salary and benefits for a period of nine months after termination by either party, unless we terminate the agreement for cause. The aggregate monthly cost to us of Mr. Shapira’s employment in 2009 amounted to approximately NIS 173,000 (approximately $45,800). In addition, in March 2010, we will pay Mr. Shapira a bonus for 2009 in the amount of NIS 3.5 million.

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

Under the Companies Law, our Board of Directors must determine the minimum number of directors having financial and accounting expertise, as defined in the regulations of the Companies Law, that our Board of Directors should have.  In determining the number of directors required to have such expertise, the Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that we require at least two directors with the requisite financial and accounting expertise and that Messrs. Dankner, Erel, Manor, Bigger, Cohen, Bronshtein, Gavrieli and Raz have such expertise. The Companies Law and the regulations promulgated thereunder also require that at least one of our External Directors has financial and accounting expertise and consider a person who is an audit committee independent financial expert according to a foreign law, to comply with that requirement.  Our Board of Directors has determined that Ms. Ronit Baytel qualifies as an "audit committee financial expert" as defined by the SEC in Item 16.A of Form 20-F.

Board of Directors and Officers

Our Board of Directors currently consists of thirteen directors, including three independent directors under the rules of the Sarbanes-Oxley Act applicable to audit committee members, of which two also qualify as external directors under the Companies Law.  Nine of our current directors, including independent director Mr. Waxe, were elected at our annual shareholders meeting held in September 2009. The external directors were appointed for an initial period of three years at our general meeting held in May 2007, and are proposed by our Board of Directors for re-election to this office for an additional period of three years at our forthcoming 2010 annual shareholders meeting. Two additional directors, Messrs. Dankner and Manor, were appointed by DIC, as founding shareholder, in accordance with our license and articles of association’s requirement that at least 20% of our directors be appointed by Israeli citizens and residents from among our founding shareholders. Our articles of association provide that we must have at least five directors.

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

The initial term of an external director is three years and he or she may be reelected to one additional term of three years. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the company.  An external director may only be removed by the same percentage of shareholders votes as is required for his or her election, or by a court, and then only if the external director ceases to meet the statutory qualifications or violates his or her duty of loyalty to the company.  If an external directorship becomes vacant, a company’s board of directors is required under the Companies Law to call a shareholders’ meeting promptly to appoint a new external director.

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

Board Committees

Our Board of Directors has established an audit committee, analysis committee, option committee and a security committee.

Audit committee

Under the Companies Law, the board of directors of a public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the company’s external directors. The audit committee may not include the chairman of the board, any director employed by the company or providing services to the company on an ongoing basis, a controlling shareholder or any of a controlling shareholder’s relatives. The members of the audit committee are also required to meet the independence requirements established by the SEC in accordance with the requirements of the Sarbanes-Oxley Act.

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

Our audit committee is composed entirely of independent members (and includes all the external directors) - Messrs. Joseph Barnea (chairman), Shlomo Waxe and Ronit Baytel.

Our board of directors determined Ms. Ronit Baytel to be qualified to serve as an "audit committee financial expert" as defined by the SEC's rules.

Financial exposure management subcommittee

Our financial exposure management subcommittee, which is a subcommittee of our audit committee was nominated by our board of directors and reviews our financial exposures, investment and hedging policies and recommends to our board of directors how we might enhance our investment and hedging performance. Our financial exposure management subcommittee consists of our external directors, Barnea and Baytel.

Analysis committee

Our analysis committee reviews our costs and recommends ways to achieve cost efficiency in our activities to our Board of Directors. Our Analysis committee also reviews our operations and future plans and recommends how we might enhance our present and future performance to our Board of Directors.  Our analysis committee consists of Messrs. Bronshtein (chairman), Erel, Cohen, Livnat, Waxe and Barnea.

Option committee

Our option committee administers the issuance of options under our 2006 Share Incentive Plan to our employees who are not office holders, as well as any actions and decisions necessary for the ongoing management of the plan. Our option committee consists of Messrs. Erel (chairman), Dankner, Livnat and Barnea.

Security committee and observer

Our security committee, which we were required to appoint once we became a public company pursuant to our license, deals with matters concerning state security. Only directors who have the requisite security clearance by Israel’s General Security Services may be members of this committee. The committee is required to be comprised of at least four members, including at least one external director. In addition, the Minister of Communications is entitled under our license to appoint a state employee with security clearance to act as an observer in all meetings of our Board of Directors and its committees. Such an observer was appointed in February 2008. Our security committee consists of Messrs. Waxe, Bisker, Cohen and Barnea.

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

Personal interests of a controlling shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Accordingly, DIC, and entities and persons that directly or indirectly control DIC, are considered to be our controlling shareholders. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder or his or her relative, who is an employee or director, require the approval of the audit committee, the board of directors and a majority of the shareholders of the company, in that order. In addition, the shareholders approval must fulfill one of the following requirements:

•	at least one-third of the shareholders who have no personal interest in approving the transaction and who vote on the matter vote in favor of the transaction; or

•	the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than 1% of the voting rights in the company.

Duties of shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing his or her power in the company and to act in good faith in exercising its rights in, and performing its obligations to the company and other shareholders, including, among other things, voting at general meetings of shareholders on the following matters:

•	an amendment to the articles of association;

•	an increase in the company’s authorized share capital;

•	a merger; and

•	approval of related party transactions that require shareholders approval.

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

D.          EMPLOYEES

Our ability to achieve our strategic goals largely depends on our employees.  Consequently, we strive to recruit the most suitable candidates for each position, to give our employees the best training needed to qualify them for their tasks within our organization and aim to keep them satisfied while being productive and efficient. We implement a comprehensive review system that periodically analyzes our employees’ performance in order to improve their performance and in order to enable us to properly compensate, retain and promote our best employees.  Since we are committed to provide the best service to our subscribers, approximately 78% of our work force is engaged in customer facing positions.

The numbers and breakdowns of our full-time equivalent employees as of the end of the past three years are set forth in the following table:

	Number of Full-Time Equivalent Positions
Unit	December 2007**	December 2008***	December 2009 ***
Management and headquarters	34	35	34
Human resources	46	49	54
Marketing	74	73	80
Customers*	3,709	3,310	3452
Finance	113	121	133
Technologies	654	718	679
Total	4,630	4,306	4432

_____________
*	Includes the customer facing units: business customers, sales and services, operations and supply chain.
**	Including approximately 30 higher cost temporary workers, most of whom belonged to the Technologies unit at December 2007.
***	Including 150 and 118 employees previously engaged through subcontractors, mainly in the Technologies and Supply chain units during 2008 and 2009 respectively.

Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days and other conditions of employment. Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment. Commencing in October 2008, Israeli law requires us to hire certain workers retained through subcontractors who provided us services for a certain minimum period. We are complying with this obligation. In addition,  under an 2008 order issued by the Ministry of Industry, Commerce and Labor, all Israeli employers are obligated to contribute to a pension plan, amounts equal to a certain percentage of the employee's wages, for all employees, after a certain minimum period of employment. We are complying with this obligation. For those of our employees who are entitled to a pension arrangement according to their employment agreement, we fund future severance pay obligations by contributing to managers’ insurance or other pension arrangements in the amount of 8.3% of the employee’s wages. We have no unfunded liability in respect of these employees. Under that order, additional employees are entitled to contribution to a pension plan, which shall increase gradually until 2013 and up to 5% of the employee’s wages, with additional identical contribution for severance pay. A provision in our financial reports covers severance pay to those employees who were not entitled to managers’ insurance or other pension arrangements or for the balance between future severance pay according to the law and the contribution for severance payment, made according to said order. Furthermore, we and our employees are required to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Such amounts also include payments by the employee for health insurance. The total payments to the National Insurance Institute are equal to approximately 17.43% of an employee’s wages (up to a specified amount), of which the employee contributes approximately 12% and the employer contributes approximately 5.43%.

We enter into personal employment agreements with our employees on either a monthly (in most cases, full-time positions) or hourly basis. Employment agreements with most of our employees are at will. Substantially all of our employees have signed non-disclosure and non-competition agreements, although the enforceability of non-competition agreements is limited under Israeli law.

Our employee compensation structure is aimed at encouraging and supporting employee performance towards enabling us to meet our strategic goals. Approximately 80% of our customer facing employees are entitled to performance-based incentives, which are granted mainly to customer-facing personnel, such as sales and service employees. Moreover, substantially all employees, with the exception of customer service representatives who are eligible to additional compensation based on individual performance, are entitled to an annual bonus based on our overall performance, subject to the discretion of our Board of Directors. We intend to pay these employees a yearly bonus for the year 2009 in an aggregate amount of approximately NIS 61.7 millions. We also contribute funds on behalf of some of our employees to an education fund.

We have entered into agreements with a number of manpower agencies and programming companies under which they provide us with temporary workers.

Our employees are not represented by any labor union. Since our inception, we have not experienced labor-related work stoppages and believe that our relations with our employees are good.

E.          SHARE OWNERSHIP

As of December 31, 2009, one of our directors, Mr. Nochi Dankner may be deemed to beneficially own 51,575,658, or approximately 52.15%, of our ordinary shares. 51,450,000 ordinary shares of these are beneficially owned by DIC, of which Mr. Dankner is the Chairman of the board of directors and 125,658 ordinary shares are held by indirect subsidiaries of IDB Development (of which Mr. Dankner is the Chairman of the board of directors), for their own account. This does not include 1,947,420 ordinary shares held as of that date for members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds, insurance policies and unaffiliated third-party client accounts, which are managed by such subsidiaries. Mr. Dankner is also a controlling shareholder and the Chairman of the board of directors of IDB. IDB Development, IDB, Mr. Dankner and each of our other directors who are affiliated with IDB or DIC, disclaim beneficial ownership of such shares.
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

The options / RSUs have a term of six years and vest in four equal installments on each of the first, second, third and fourth anniversary of the date of grant. Under the plan, unvested options / RSUs terminate immediately upon termination of employment or service.  The plan, as amended in 2008, defines acceleration events of options/ RSUs granted, including a merger, a consolidation, a sale of all or substantially all of our consolidated assets, or DIC ceasing to control (as the term "control" is defined in the Israeli Securities Law; namely the ability to direct a company's activities) us (previously - upon a decrease in DIC's share ownership to less than 50.01% of our outstanding share capital).  The plan terminates upon the earlier of ten years from its adoption date or the termination of all outstanding options / RSUs pursuant to an acceleration event. In 2008, we amended the option plan and the terms of our outstanding options as follows: (1) the definition of corporate transactions triggering accelerated vesting of the options, was changed as detailed above; (2) we are required to provide the grantees with a ten day period to exercise the options upon the occurrence of a corporate transaction. An additional change was approved only in regards to options already granted prior to the adoption of the amendment: when a grantee is dismissed without cause, an additional period of up to six (6) months from the date of dismissal will be allowed for vesting of the third or fourth portions of the options to occur.

In October and November 2006, we granted options to purchase an aggregate of 2,414,143 ordinary shares at an exercise price of $12.60 per share on the terms set forth above. Among those grants were options to purchase up to 450,000 ordinary shares to each of Mr. Ami Erel, our Chairman of the Board of Directors, and Mr. Amos Shapira, our Chief Executive Officer. The balance of those grants was made to our officers and senior employees.  Distribution of cash dividends before the exercise of these options reduces the exercise price of each option by an amount equal to the gross amount of the dividend per share distributed. In March 2007, August 2008 and August 2009, we granted additional options to purchase an aggregate of 30,786, 27,500 and 74,164 ordinary shares, respectively,  at an exercise price of $12.60, $25 and $24.65 per share, respectively, to certain of our senior employees, under the terms of the plan.

As of December 31, 2009, substantially all vested options, which constitute approximately three quarters of the amount of options granted, including those of Messrs. Ami Erel and Amos Shapira, were exercised.  As of December 31, 2009, an aggregate of 704,674 ordinary shares are issuable upon exercise of options according to the terms above. However, the terms of the 2006 Share Inventive Plan provide for a net exercise mechanism, the result of which is to require us to issue a smaller number of ordinary shares than represented by the outstanding options.  Unless the Board of Directors otherwise approves, the number of ordinary shares issuable by us upon the exercise of an option will represent a market value that is equal to the difference between the market price of the ordinary shares and the option exercise price of the exercised options, at the date of exercise.

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

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          MAJOR SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our shares as of December 31, 2009, by each person, or group of affiliated persons, known to us to be the beneficial owner of 5% or more of our outstanding shares.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes any shares issuable pursuant to options that are exercisable within 60 days of December 31, 2009. Any shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 98,895,729 ordinary shares outstanding as of December 31, 2009. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, our major shareholders do not have different voting rights and the persons named in the table have sole voting and investment power with respect to all ordinary shares held by them.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent

Discount Investment Corporation Ltd.*	51,450,000	52.02%
Directors and executive officers as a group (24 persons)**	51,580,658	52.16%

*
DIC, a public Israeli company traded on the Tel Aviv Stock Exchange, is a majority-owned subsidiary of IDB Development Corporation Ltd., or IDB Development. Includes 23,661,645 ordinary shares held by DIC directly, 24,375,855 ordinary shares held by two wholly-owned subsidiaries of DIC (namely, PEC Israel Economic Corporation, a Maine corporation, and DIC Communication and Technology Ltd., an Israeli company) and 3,412,500 ordinary shares, representing approximately 3.45% of our issued and outstanding shares, held by two shareholders whose voting rights are vested in DIC. Does not include 125,658 ordinary shares (representing approximately 0.13% of our issued and outstanding shares) held as of December 31, 2009 by indirect subsidiaries of IDB Development for their own account and 1,947,420 ordinary shares (representing approximately 1.97% of our issued and outstanding shares) held as of that date for members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds, insurance policies and unaffiliated third-party client accounts, which are managed by such subsidiaries.

IDB Development, an Israeli company, is a wholly-owned subsidiary of IDB Holding Corporation Ltd., or IDB, a public Israeli company traded on the Tel Aviv Stock Exchange.

IDB is controlled as follows:

•
Ganden Holdings Ltd., or Ganden, a private Israeli company controlled by Nochi Dankner (who is also the Chairman of the boards of directors of IDB, IDB Development and DIC and one of our directors) and his sister Shelly Bergman, held as of December 31, 2009, directly and through a wholly-owned subsidiary, approximately 55.26% of the outstanding shares of IDB;

•	Shelly Bergman, through a wholly-owned company, held as of December 31, 2009 approximately 4.23% of the outstanding shares of IDB;

•
Avraham Livnat Ltd., or Livnat, a private company controlled by Avraham Livnat (one of whose sons, Zvi Livnat, is a director and Executive Vice President of IDB, a director and Deputy Chairman of the board of directors of IDB Development and a director of DIC, and another son, Shay Livnat, is one of our directors and a director of IDB Development) held as of December 31, 2009, directly and through a wholly-owned subsidiary, approximately 13.43% of the outstanding shares of IDB; and

•
Manor Holdings BA Ltd., or Manor, a private company controlled by Ruth Manor (whose husband, Isaac Manor, is one of our directors, a director and Deputy Chairman of the board of directors of IDB, and a director of IDB Development and DIC, and their son Dori Manor is a director of IDB, IDB Development and DIC) held as of December 31, 2009, directly and through a majority-owned subsidiary, approximately 13.42% of the outstanding shares of IDB.

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

Based on the foregoing, IDB and IDB Development (by reason of their control of DIC), Ganden, Manor and Livnat (by reason of their control of IDB) and Nochi Dankner, Shelly Bergman, Ruth Manor, and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with DIC the power to vote and dispose of our shares beneficially owned by DIC. Each of these entities (other than DIC) and persons disclaims beneficial ownership of such shares , and all of these entities and persons disclaim beneficial ownership of our shares held under management of subsidiaries of IDB Development for others.

**
Includes the 51,450,000 ordinary shares held, directly or indirectly, by DIC and 125,658 ordinary shares held by indirect subsidiaries of IDB Development, for their own account, which may be deemed to be beneficially owned by Nochi Dankner by virtue of his control of IDB. Does not include an aggregate of 1,947,420  of our ordinary shares held, as of December 31, 2009, by members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds, insurance policies and unaffiliated third-party client accounts, which are managed by indirect  subsidiaries of IDB Development. Each of our directors who is affiliated with IDB or DIC disclaims beneficial ownership of such shares. Also includes5,000  ordinary shares issuable upon the exercise of stock options that are exercisable on, or within 60 days following December 31,2009.

As of December 31, 2009, we had eleven holders of record of our equity securities who are, to our knowledge, located in the United States. The shares held by these eleven holders of record represent 84.4% of our outstanding ordinary shares. However, this number is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are located because approximately 69.09% of our ordinary shares were held of record by Cede & Co. for the account of the brokers or other nominees, including the Tel Aviv Stock Exchange;  approximately 21.95 % of our ordinary shares owned directly by DIC is also held of record by Cede & Co; and PEC Israel Economic Corporation, a  Maine corporation that is the holder of record of approximately 12.32% of our outstanding shares, is wholly owned by DIC.

Prior to September 2005, our initial principal shareholders were DIC, which indirectly held approximately 25% of our share capital, and BellSouth Corporation and the Safra brothers of Brazil, who indirectly held together approximately 69.5% of our share capital and held the voting rights in additional 5.5% of our share capital.  DIC acquired the shares and voting rights of BellSouth and the Safra brothers in September 2005 and subsequently sold an aggregate of 16.0% of our share capital to financial investors in four transactions during 2006 and an additional approximately 19.5% of our share capital as part of our initial public offering in February 2007. Also as part of our initial public offering, Goldman Sachs International, then a 5% shareholder, sold 1% of our then issued and outstanding share capital. In 2007 and 2008, DIC sold in several additional transactions approximately 11.62% of our issued share capital to a financial institution which informed DIC at the time of its intention to place such shares for sale outside the United States to non-US investors. In 2009 DIC purchased minority stakes of approximately 1.97% of our issued share capital from two shareholders (the voting rights of which were already held by DIC prior to the purchase). For additional details as to such shareholders' agreements, see below under "B. Related Party Transactions – Original 1997 shareholders agreements".

B.          RELATED PARTY TRANSACTIONS

Agreements among Our Shareholders

In September 2005, DIC acquired the shares and voting rights in our company held indirectly by BellSouth and the Safra brothers. In 2006, DIC sold a portion of these shares in four transactions to six financial investors based on the price of the Safra transaction, with adjustments for dividends paid and certain additions to such price accrued during the period from the closing of the Safra transaction to the applicable sale transaction. The following summaries of the agreements between DIC and certain other shareholders relate only to provisions that were in effect as of January 1, 2009 or thereafter.

Original 1997 shareholders agreements

Brian Greenspun, Daniel Steinmetz, Benjamin Steinmetz and Shlomo Piotrkowsky, who owned of record, directly or indirectly, an aggregate of approximately 5.5% of our then outstanding ordinary shares, granted the voting rights in these shares to BellSouth and the Safra brothers. These voting rights were assigned to DIC in connection with its acquisition of our control in September 2005. In 2009 DIC purchased the minority stakes held by Brian Greenspun and Benjamin Steinmetz (indirectly), representing approximately 1.97% of our outstanding share capital. The remaining minority shareholders currently own approximately 3.45% of our outstanding ordinary shares. These minority shareholders are restricted from transferring these shares without the prior written consent of DIC and subject to a right of first refusal in favor of DIC. Each of these minority shareholders is also committed not to compete, directly or indirectly, with our cellular communications business in Israel so long as he is a shareholder and for a period of one year thereafter.

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

Migdal 2006 share purchase agreement

In 2006, DIC sold 4% of our then outstanding ordinary shares to Migdal Insurance Company Ltd. and two of its affiliates, or the Migdal shareholders. As part of this transaction, DIC granted the Migdal shareholders a tag along right, in the event it sells shares resulting in it no longer being a controlling shareholder. In return, DIC has the right to force the Migdal shareholders to sell their shares in a transaction in which DIC sells all of its shares to a purchaser outside the IDB group.  To the best of our knowledge, no such right has materialized.

First International Bank 2006 share purchase agreement

In 2006, DIC sold 2% of our then outstanding shares to Stocofin (Israel) Ltd. (an affiliate of the First International Bank of Israel Ltd.). As part of the transaction, DIC undertook to cause us, subject to applicable law, our license and contractual limitations, to adopt a dividend policy to distribute annually at least 75% of our annual net income, provided that any such distribution is not detrimental to our cash needs or to any plans authorized by our Board of Directors. Furthermore, DIC granted Stocofin (Israel) Ltd.  a tag along right in the event it sells shares resulting in the purchaser becoming a controlling shareholder. To the best of our knowledge, no such right has materialized.

As  Stocofin (Israel) Ltd. is no longer registered in our shareholders' register, we do not know if it still holds any of our ordinary shares.

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

As part of the issuance of our debentures in April 2009, we sold approximately NIS 109 million aggregate principal amount of our Series D and Series E Debentures to investors who are members of the IDB group. The terms of participation of our affiliates in all of these transactions were the same as those of unaffiliated parties.

As of December 31, 2009, an aggregate amount of approximately NIS 286 million of our Series AB,C,D and E Debentures were held by investors who are members of the IDB group and/or entities affiliated with IDB’s principal shareholders or officers, either for their own account or for the benefit of members of the public (through, among others, provident funds, mutual funds, pension funds, exchange traded funds, insurance policies and unaffiliated third-party client accounts, which are managed by subsidiaries of IDB).

As of December 31, 2009, an aggregate of 1,947,420 of our ordinary shares (not included in the holdings set forth in the Beneficial Owners' table above) were held by members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds, insurance policies and unaffiliated third-party client accounts, which are managed by subsidiaries of IDB.

In October 2006, we entered into an agreement with DIC, to benefit from the experience that DIC has in telecommunications and in the Israeli market generally, pursuant to which DIC provides us with services in the areas of management, finance, business and accountancy in consideration of NIS 2.0 million (linked to the Israeli Consumer Price Index for June 2006) plus VAT per year. Among the services included are consulting and assistance on managerial, economic and accounting issues, such as the preparation of an annual budget, strategic plans and central business processes for us. In addition, the provision of employees and officers of DIC and its affiliates to be directors of Cellcom is included in the agreement. This agreement is for a term of one year and is automatically renewed for one-year terms unless either party provides 60 days’ prior notice to the contrary.

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

ITEM 8.      FINANCIAL INFORMATION

A.          CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See Item 17.

Legal Proceedings

General

We are served from time to time with claims concerning various matters, including disputes with customers, commercial disputes with third parties with whom we do business and disputes with government entities, including local planning and building committees and the Ministry of Communications. The disputes with customers include purported class actions regarding claims such as alleged overcharging of tariffs and interconnection fees, misleading representations, unlawful rounding of tariffs and call units, providing services not in compliance with applicable law, our license’s requirements or with a subscriber’s agreement.  The following is a summary of our material litigation, pending as of the date of this annual report.

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

Based on advice of counsel, we believe it is more likely than not that substantially all the claims and disputes detailed below will be determined in our favor and accordingly, no provision has been made in the financial statements in respect of these claims and disputes. We have made a provision in the amount of approximately NIS 28 millions, for the claim/s and dispute/s we are willing to settle and/or for which we cannot reach a conclusion that it is more likely than not that the claim/s and/ or dispute/s will be determined in our favor.

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

In August 2001, a purported class action lawsuit was filed against us in the District Court of Tel-Aviv–Jaffa by one of our subscribers in connection with our outgoing call tariffs on the “Talkman” (pre-paid) plan and the collection of a distribution fee for “Talkman” calling cards.  In June 2004, the motion for certification as a class action was denied.  In September 2004, this decision was appealed to the Israeli Supreme Court.  In July 2007, the Israeli Supreme Court accepted a petition filed by both parties with mutual consent, in light of the Israeli Class Action Law, 2006, to resubmit the purported class action lawsuit for consideration in the District Court of Tel Aviv-Jaffa. If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiff to be NIS 135 million.  In January 2010, during preliminary proceedings, the District Court accepted our defense of limitations for the period prior to March 1999. We cannot quantify which portion of the claim was dismissed following that decision.

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

In August 2003, a purported class action lawsuit was filed against us in the District Court of Tel-Aviv–Jaffa (and later transferred to the District Court of the Central Region) by one of our subscribers in connection with our method of rounding the rates of calls, our method of linking rates of calls to the consumer price index and an alleged unlawful approval of a certain rate that was approved by the Ministry of Communications in 1996.  Following the amendment to the Consumer Protection Law in December 2005, the plaintiff filed an amended statement of its claim in March 2006, to which we have replied.  If the lawsuit is certified as a class action, the amount claimed (for the original claim) is estimated by the plaintiff to be NIS 150 million. In August 2009, during preliminary proceedings, the court rejected the plaintiffs' claim against the alleged unlawful approval granted by the Ministry of Communications . We cannot quantify which portion of the amount claimed is represented by this aspect of the lawsuit.

In August 2006, a purported class action lawsuit was filed against us (and two other cellular operators) in the District Court of Tel-Aviv–Jaffa by plaintiffs alleging to be subscribers of the defendants in connection with sums allegedly unlawfully charged for a segment of a call that was not actually carried out.  If the lawsuit is certified as a class action, the total amount claimed is estimated by the plaintiffs to exceed NIS 100 million without specifying the amount claimed from us individually.

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

In March 2008, a purported class action lawsuit was filed against us in the District Court of Central Region by plaintiffs alleging to be our subscribers, in connection with allegations that we unlawfully charged our subscribers for providing them with call details records. In August 2009 the request to certify the lawsuit as a class action was approved by the court and the claim will be tried as a class action, relating to an allegation that we breached the agreements with our subscribers by charging them for the service we previously provided free of charge, without obtaining their consent. We appealed the decision and requested to stay proceedings until the appeal is decided. We await the court's decision. If the lawsuit is certified as a class action, the total amount claimed is estimated by the plaintiffs to be approximately NIS 440 million.

In April 2008, a purported class action lawsuit was filed against us in the District Court of Tel Aviv-Jaffa, by plaintiffs alleging to be our subscribers, in connection with allegations that we overcharged certain subscribers entitled to rebates under their agreement with us, by miscalculating the rebate. If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiffs to be approximately NIS 100 million.

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

In July 2008, a purported class action lawsuit was filed against us in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be our subscriber, in connection with allegations that we mislead and overcharge certain subscribers, in relation to airtime packages. If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiff to be approximately NIS 72 million.

In July 2008, a purported class action lawsuit was filed against us in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be our subscriber, in connection with allegations that we mislead and unlawfully charge our subscribers for a certain automatic call completion service, even if not used. If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiff to be approximately NIS 179 million.

In March 2009, a purported class action lawsuit was filed against us, our chief executive officer and some of our directors, in the District Court of Central Region, by a plaintiff alleging to be our subscriber, in connection with allegations that we unlawfully sent our subscribers commercial messages. In June 2009, our chief executive officer and directors were removed from the list of defendants, with the consent of the plaintiff. If the lawsuit is certified as a class action, the total amount claimed from us is estimated by the plaintiff to be approximately NIS 800 million.

In May 2009, a purported class action was filed against us in the District Court of Tel-Aviv-Jaffa, by a plaintiff alleging to be our subscriber, in connection with allegations that we  misled our subscribers whose calling plan includes certain reduced tariff calls, by failing to specify certain limitations on reduced tariff calls. The plaintiff did not specify the amount claimed if the lawsuit is certified as a class action.

In August 2009, a purported class action was filed against us (and another cellular operator and two content providers), in the District Court of Central Region, by two plaintiffs alleging to be subscribers of the cellular operators, in connection with sums allegedly charged by the defendants in respect of content services the subscribers allegedly did not order or which did not comply with certain legal requirements. If the lawsuit is certified as a class action, the total amount claimed from the defendants is estimated by the plaintiffs to be approximately NIS 347 million, of which the sum of approximately 119 million is attributed by the plaintiffs to us.

In December 2009, a purported class action lawsuit was filed against us in the District Court of Tel-Aviv-Jaffa, by a plaintiff alleging to be our subscriber in connection with allegations that we unlawfully included commercial content in internet pages viewed by our subscribers through cellular "surfing", and unlawfully charged them for such surfing. The plaintiff did not estimate the total amount claimed, if the lawsuit is certified as a class action.

Commercial and other disputes

In April 2005, a lawsuit was filed against us in the District Court of Tel-Aviv–Jaffa by one of our former dealers and importers for the amount of NIS 28 million (reduced for court fee purposes from approximately NIS 38 million), alleging that we have breached an agreement between the parties.  We reject all claims made by the plaintiff against us.

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

There is a dispute between the Ministry of Communications and us with respect to the payment of fees for GSM and UMTS frequencies.  The amount in dispute as of December 31, 2009 is approximately NIS 73 million (including interest and CPI linkage differences).  Until a final decision on this matter, we deposited about half of the principal amount with the Ministry of Communications. We have applied to the courts regarding this issue. In November 2009, the matter was brought before the Supreme Court and the parties accepted the court's recommendation to attempt to reach an agreed solution outside the court, but did not reach an agreement  and are now awaiting the court's ruling on the matter.

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

Our ability to pay dividends is subject to the following limitations under Israeli law: (1) dividends may only be paid out of cumulative retained earnings or out of retained earnings over the prior two years, provided that there is no reasonable concern that the payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due; and (2)  our license requires that we and our 10% or more shareholders maintain at least $200 million of combined shareholders’ equity. DIC’s shareholders’ equity was over NIS 6 billion (over $1.6 billion) at December 31, 2009.

We intend to declare dividends in NIS and convert them for payment in US$ (where applicable) based upon the daily representative rate of exchange as published by the Bank of Israel prior to the distribution date.

Prior to 2006, we had not distributed dividends.  In 2006, we distributed dividends in the amount of NIS 3.83 billion ($1.01 billion), constituting substantially all of our retained earnings from inception to December 31, 2005. In 2007, we distributed dividends in the amount of NIS 655 million ($174 million). In 2008 we distributed dividends in the amount of NIS 1,530 million ($405 million). In March 2009, we distributed a dividend in the amount of approximately NIS 270 million ($72 million). In June 2009 we distributed a dividend in the amount of  approximately NIS 330 million ($87 million). In September 2009 we distributed a dividend in the amount of approximately NIS 300 million ($79 million). In December 2009 we distributed a dividend in the amount of approximately NIS 287 million ($76 million). The dividends distributed in respect of 2007, 2008 and the first nine months of 2009 constituted approximately 95% of our net income (in accordance with Israeli GAAP for periods until December 31, 2007 and in accordance with IFRS for periods commencing on or after January 1, 2008) for the respective period and part of our retained earnings from earlier periods.

On March 2, 2010 our board of directors declared a cash dividend for the fourth quarter of 2009 of NIS 2.60 per share, or approximately NIS 257 million in the aggregate. The dividend for the fourth quarter of 2009 constitutes approximately 95% of our net income (in accordance with IFRS) for the quarter.  The dividend per share that we will pay for the fourth quarter of 2009 does not reflect the level of dividends that may be paid for future quarterly periods, which can change at any time in accordance with the policy set out above.

B.          SIGNIFICANT CHANGES

No significant change has occurred since December 31, 2009, except as otherwise disclosed in this annual report.

ITEM 9.      THE OFFER AND LISTING

A.          OFFER AND LISTING DETAILS

Trading in Israel

Our ordinary shares have traded on the Tel Aviv Stock Exchange under the symbol CEL since July 1, 2007.  Our ordinary shares do not trade on any other trading market in Israel.

The following table sets forth, for the periods indicated, the reported high and low prices in NIS for our ordinary shares on the Tel Aviv Stock Exchange, as retroactively adjusted by the Tel Aviv Stock Exchange to reflect the payment of dividends.

	High	Low
	NIS	NIS
Annually
2007	106.5	75.8
2008	103.6	70.0
2009	124.1	71.5

Quarterly
2007*
Third Quarter	88.2	75.8
Fourth Quarter	106.5	76.0
2008
First Quarter	100.5	82.7
Second Quarter	101.8	90.7
Third Quarter	103.6	85.9
Fourth Quarter	95.0	70.0
2009
First Quarter	83.3	71.5
Second Quarter	101.1	80.5
Third Quarter	113.8	96.1
Fourth Quarter	124.1	107.9

Monthly
2008
September	97.7	85.9
October	94.9	85.1
November	95.0	74.7
December	81.6	70.0
2009
September	113.8	105.0
October	115.7	109.6
November	119.7	107.9
December	124.1	117.2
2010
January	123.5	117.3
February	128.0	118.9
* No information is provided regarding the first two quarters of 2007 since trading in our Ordinary Shares on the TASE commenced only on July 1, 2007.

On February 26, 2010, the closing price per share of our Ordinary Shares on the TASE was NIS 126.7.

Trading in the United States

Our ordinary shares have traded on the New York Stock Exchange under the symbol CEL since February 6, 2007.

The following table sets forth, for the periods indicated, the high and low prices in $ for our ordinary shares on The New York Stock Exchange, as retroactively adjusted by the New York Stock Exchange to reflect the payment of dividends.

	High $	Low $
Annually
2007	26.28	12.95
2008	30.62	18.18
2009	32.87	17.82

Quarterly
2007
First Quarter	14.16	12.98
Second Quarter	19.52	12.95
Third Quarter	19.64	17.41
Fourth Quarter	26.28	18.12
2008
First Quarter	26.83	22.31
Second Quarter	30.04	24.58
Third Quarter	30.62	24.61
Fourth Quarter	26.16	18.18
2009
First Quarter	20.16	17.82
Second Quarter	25.58	19.37
Third Quarter	30.65	24.66
Fourth Quarter	32.87	28.49
Monthly
2008
September	26.91	24.61
October	26.16	22.81
November	24.56	19.43
December	20.83	18.18
2009
September	30.65	27.87
October	31.51	29.27
November	31.48	28.49
December	32.87	31.33
2010
January	33.37	31.92
February	34.25	31.99

On February 26, 2010, the closing price per share of our Ordinary Shares on the NSYE was $34.08.

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

According to our licenses, investors are prohibited from acquiring (alone or together with relatives or with other parties who collaborate on a regular basis) or transferring our shares, directly or indirectly (including by way of creating a pledge which if foreclosed, will result in the transfer of shares), in one transaction or a series of transactions, if such acquisition or transfer will result in a holding or transfer of 10% or more of any of our means of control, or from transferring any of our means of control if as a result of such transfer, control over our company will be transferred from one party to another, without the prior approval of the Ministry of Communications. Our specific licenses also require approval of the Minister of Communications before acquiring the ability to effect a significant influence over us. In this context, holding 25% of our means of control is presumed to confer significant influence. In addition, according to our licenses, if you hold more than 5% of our means of control, you may not hold, directly or indirectly, more than 5% of the means of control in Bezeq or another cellular operator in Israel (subject to certain exceptions) and may not serve as an office holder of one of our competitors, other than in specific circumstances and subject to the approval of the Ministry of Communications. For more details relating to these restrictions, please see “Item 4. Information on the Company – B. Business Overview – Government Regulations - Our Principal License” and our principal license, a convenience translation of which has been filed with the SEC. See "Item 19 – Exhibits". The holding and transfer restrictions under our licenses are posted on our website at www.cellcom.co.il under “Investor Relations – Corporate Governance – Company Profile - Legal & Corporate”

Voting

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

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors.  Rather, under our articles of association our directors (other than external directors and directors appointed by Israeli citizens and residents from among our founding shareholders) are elected at a shareholders meeting by a simple majority of our ordinary shares.  As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholders meeting, have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors described under “Item 6.A – Directors and Senior Management—External Directors” and the right of DIC to directly appoint 20% of our directors described under “Item 6.A – Directors and Senior Management—Israeli Appointed Directors.” Directors may also be appointed for office by our Board of Directors until the next annual general meeting of shareholders.

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

Shareholders Meetings

We are required to convene an annual general meeting of our shareholders once every calendar year within a period of not more than 15 months following the preceding annual general meeting. Our board of directors is required to convene a special general meeting of our shareholders at the request of two directors or one quarter of the members of our Board of Directors or at the request of one or more holders of 5% or more of our share capital and 1% of our voting power or the holder or holders of 5% or more of our voting power. All shareholders meetings require prior notice of at least 21 days, or up to 35 days if required by applicable law or regulation. We provide at least 40 day advance written notice, in accordance with the NYSE’s rules. The chairperson of our Board of Directors presides over our general meetings.  Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting.

Quorum

Our articles of association provide that the quorum required for any meeting of shareholders shall consist of at least two shareholders present, in person or by proxy or written ballot, who hold or represent between them at least one-third of the voting power of our issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or, if not set forth in the notice to shareholders, to a time and place set by the chairperson of the meeting with the consent of the holders of a majority of the voting power represented at the meeting and voting on the question of adjournment.  At the reconvened meeting, the required quorum consists of at least two shareholders present, in person or by proxy or written ballot, unless the meeting was called pursuant to a request by our shareholders in which case the quorum required is the number of shareholders required to call the meeting as described under “—Shareholder Meetings.”

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

Our articles of association provide that we may indemnify an office holder against:

•
a financial liability imposed on or incurred by an office holder in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court concerning an act performed in his or her capacity as an office holder. Such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that the undertaking is limited to types of events which our Board of Directors deems to be foreseeable in light of our actual operations at the time of the undertaking and limited to an amount or criterion determined by our Board of Directors to be reasonable under the circumstances, and further provided that such events and amounts or criteria are set forth in the undertaking to indemnify;

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

For a description of our debt agreements, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service – Public Debentures.”

Registration Rights Agreement

Upon the sale of shares by DIC to Goldman Sachs International on March 15, 2006, we entered into a registration rights agreement with Goldman Sachs International, DIC and two other shareholders who are subsidiaries of DIC on customary terms and conditions.  Upon the subsequent sales of shares by DIC to Migdal Insurance Company Ltd. and two of its affiliates, to Leumi & Co. Investment House Ltd. (an affiliate of Bank Leumi Le-Israel Ltd), and to Stocofin (Israel) Ltd. (an affiliate of the First International Bank of Israel Ltd.), these shareholders also joined the registration rights agreement. We refer to DIC, its two subsidiaries and the additional shareholders who are parties to the registration rights agreement as the registration rights holders. The shares eligible for registration under the agreement are ordinary shares held by the registration rights holders as of the respective dates they entered into the registration rights agreement and any additional ordinary shares such holders may thereafter acquire, so long as they are held by a registration rights holder or a “permitted transferee” (a person directly or indirectly controlling, controlled by or under common control with such registration rights holder) thereof. As of December 31, 2009, 48,037,500 ordinary shares, held by DIC directly and through its wholly owned subsidiaries, are entitled to registration rights as well as any additional shares still held, if held, by the other shareholders who joined the agreement.

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

This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof.  These laws are subject to change, possibly on a retroactive basis.  Shareholders are urged to consult their own tax advisors regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares in light of their particular circumstances.

The discussion below applies only to U.S. holders.  As used herein, a “U.S. holder” is a beneficial owner of the Company’s shares that is, for U.S. federal income tax purposes:

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

Taxation of Distributions

 Subject to the discussion in "- Passive Foreign Investment Company Rules" below, distributions paid on the Company’s shares, other than certain pro rata distributions of ordinary shares, will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Since the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, U.S. holders will generally be required to treat such distributions as taxable dividends and include them in income on the date of receipt.  Subject to applicable limitations, dividends paid to certain non-corporate U.S. holders in taxable years beginning before January 1, 2011, will be taxable at a maximum rate of 15%.  The amount of a dividend will include any amounts withheld by the Company or its paying agent in respect of Israeli taxes. The amount of the dividend will be treated as foreign source dividend income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

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

Subject to applicable limitations that may vary depending upon a U.S. holder’s particular circumstances, Israeli taxes withheld from dividends at a rate not exceeding the rate provided by the U.S.-Israel income tax treaty will be creditable against the holder’s U.S. federal income tax liability.  Israeli taxes withheld in excess of the rate allowed by the treaty will not be eligible for credit against a U.S. holder’s federal income tax liability.  The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.  Instead of claiming a credit, a U.S. holder may, at the holder’s election, deduct the otherwise creditable foreign taxes in computing the taxable income for the year, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and holders should consult their own tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in their particular circumstances.

Sale and Other Disposition of the Company’s Shares

Subject to the discussion in "- Passive Foreign Investment Company Rules" below , gain or loss realized on the sale or other disposition of shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder held the shares for more than one year.  The amount of gain or loss will be equal to the difference between the tax basis in the shares disposed of and the amount realized on the disposition.  Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company” for U.S. federal income tax purposes, or PFIC, for the taxable year of 2009.  However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, equity investments in less than 25%-owned entities) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year.  If the Company were to be treated as a PFIC for any taxable year during which a U.S. holder held a share in the Company, certain adverse consequences could apply to the U.S. holder. Specifically, gain recognized by a U.S. holder on a sale or other disposition of a share would be allocated ratably over the U.S. holder’s holding period for the share.  The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income in the current year.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability.  Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. holder during the preceding three years or the U.S. holder’s holding period, whichever if shorter, would be subject to taxation as described above.  Certain elections may be available (including a mark-to-market election) to U.S. holders that may mitigate the adverse consequences resulting from PFIC status.  In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate holders would not apply.

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

Taxation of Israeli Companies

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax at the rate of 26% for the 2009 tax year and at the rate of 25% for the 2010 tax year. Israeli companies are generally subject to capital gains tax at a rate of 25% on capital gains derived between January 1, 2003 and December 31, 2010, other than capital gains from the sale of listed securities, which are generally subject to the corporate tax rate in effect (unless a company was not subject to the Israeli Inflationary Adjustments Law or certain regulations prior to the time of publication of a certain amendment to the Israeli Income Tax Ordinance in which case the tax rate is 25%). Capital Gains tax on capital gains (including from the sale of listed securities) derived by Israeli companies after the 2010 tax year will generally be at the rate of the Corporate Tax in effect.  Following an amendment to the Israeli Income Tax Ordinance enacted in July 2009, which provides for an additional gradual reduction of the corporate tax rate, the corporate tax rate will decrease as follows:  to 24% for the 2011 tax year, 23% for the 2012 tax year, 22% for the 2013 tax year, 21% for the 2014 tax year, 20% for the 2015 tax year and to 18% for the 2016 tax year and onward.

Amendment No. 174 to the Income Tax Ordinance, enacted in January 2010, provides that Israeli Accounting Standard No. 29 will not apply with respect to the tax years 2007, 2008 and 2009, and as a result the International Financial Reporting Standards (IFRS) will not apply for purposes of determining taxable income for such tax years. The affect of this amendment on our financial statements, included elsewhere in this annual report, is not material.

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

Israeli companies are generally subject to the corporate tax rate (see above) on capital gains derived from the sale of shares listed on a stock market.

Taxation of Non-Israeli Residents

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on the Tel Aviv Stock Exchange or a recognized stock exchange outside of Israel (including the New York Stock Exchange), provided that such shareholders did not acquire their shares prior to the issuer’s initial public offering  (in which case a partial exemption may be available) and that the gains were not derived from a permanent establishment maintained by such shareholders in Israel.  Shareholders that do not engage in activity in Israel generally should not be subject to such law.  However, a non-Israeli corporation will not be entitled to the exemption from capital gains tax if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the course of our normal operations, we are exposed to market risks including fluctuations in foreign currency exchange rates, interest rates and the Israeli CPI.  We are exposed to currency risks primarily as a result of purchasing inventory and fixed assets mainly in U.S. dollars while almost all of our cash receipts are in NIS. A substantial amount of our cash payments are incurred in, or linked to foreign currencies. In particular, in 2008 and 2009, such payments represented approximately 33% and 36%, respectively, of total cash outflows (including payments of principal and interest on our debentures). Also, we are exposed to interest rate risks through our hedging instruments and to possible fluctuations in the Israeli CPI through our Series A, B , C and D debentures.

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

As of December 31, 2009, we had four outstanding series of debentures, which are linked to the Israeli CPI, in an aggregate principal amount of approximately NIS 3.4 billion.  As of December 31, 2009, we had forward Israeli CPI / NIS transactions, in a total amount of NIS 1.7 billion, with an average maturity period of 9 months, in order to hedge our exposure to fluctuations in the Israeli CPI. We periodically review the possibility of entering into additional transactions in order to lower the exposure in respect of the debentures.

Set forth below is the composition of the derivative financial instruments at the following dates:

	As of December 31
	2007		2008		2009
	Par Value	Fair Value	Par Value	Fair Value	Par Value	Fair Value
	(In NIS millions)
Forward contracts on exchange rate (mainly US$– NIS)	537	(28)	763	23	586	(10)
Forward contracts on Israeli CPI rate	1,800	24	1,850	(1)	1,700	51
Options on the exchange rate (mainly US$– NIS)	530	1	1,226	5	868	2
Compounded foreign currency and interest swap	792	(61)	320	(12)	240	(5)
	3,659	(64)	4,159	15	3,394	38

Sensitivity information

Without taking into account our hedging instruments and based upon our debt outstanding as at December 31, 2009, fluctuations in foreign currency exchange rates, interest rates or the Israeli CPI would affect us as follows:

•	an increase of 0.1% of the Israeli CPI would result in an increase of approximately NIS 3.7 million in our financial expenses;

•	a devaluation of the NIS against the U.S. dollar of 1.0% would increase our financial expenses by approximately NIS 1.6 million.

ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.      CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2009, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2009. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment, management believes that as of December 31, 2009 our internal control over financial reporting is effective based on this criteria.

The effectiveness of management's internal control over financial reporting as of December 31, 2009 has been audited by the Company's independent registered public accounting firm, Somekh Chaikin, a member of KPMG International and their report as of March 2, 2010, herein expresses an unqualified opinion on the Company's internal control over financial reporting.

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

ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member of KPMG International, has served as our independent registered public accounting firm for 2008 and 2009. These accountants billed the following fees to us for professional services in each of those fiscal years:

	2008	2009
	(NIS in thousands)
Audit Fees	2,635	2,445
Audit-Related Fees	–	–
Tax Fees	98	90
Total	2,733	2,535

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

Equity Compensation Plans - Under Section 303A.08 of the LCM, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions as described in the Rule. We follow the requirements of the Israeli Companies Law under which approval of equity-compensation plans and material revisions thereto is within the authority of the board of directors. However, under the Israeli Companies Law, any compensation to directors, including equity based compensation, requires the approval of the audit committee, the board of directors and the shareholders, in that order.

Corporate Governance Guidelines - Under Section 303A.09 of the LCM, domestic listed companies must adopt and disclose their corporate governance guidelines. We do not have a similar requirement under the Israeli Companies Law and therefore, other than as disclosed in this annual report on Form 20-F, we do not disclose our corporate governance guidelines.

PART III

ITEM 17.      FINANCIAL STATEMENTS

See pages F-1 through F-60 of this annual report.

ITEM 18.      FINANCIAL STATEMENTS

Not applicable

ITEM 19.      EXHIBITS

Exhibit Number	Description

1.1	Articles of Association and Memorandum of Association †
2.1	Form of Ordinary Share Certificate†
4.1	Series A Indenture dated December 21, 2005 and an addendum dated February 27, 2006 between Cellcom and Aurora Fidelity Trust Ltd. †
4.1.1	Series A Debentures Trustee Replacement Agreement dated June 11, 2009. *
4.2	Series B Indenture dated December 21, 2005 and an addendum dated February 27, 2006 between Cellcom and Hermetic Trust (1975) Ltd. †
4.3	Series C Indenture dated September 20, 2007, between Cellcom and Aurora Fidelity Trust Ltd. ††
4.3.1	Series C Debentures Trustee Replacement Agreement dated June 11, 2009. *
4.4	Series D Indenture dated September 20, 2007, between Cellcom and Hermetic Trust (1975) Ltd. ††
4.5	Series E Indenture dated March 31, 2009, between Cellcom and Hermetic Trust (1975) Ltd.*
4.6	Amended 2006 Share Incentive Plan††
4.7	Registration Rights Agreement dated March 15, 2006 among Cellcom, Goldman Sachs International, DIC, DIC Communication and Technology Ltd. and PEC Israel Economic Corporation†
4.8	Amended Non-Exclusive General License for the Provision of Mobile Radio Telephone Services in the Cellular Method dated June 27, 1994*
8.1	Subsidiaries of the Registrant†
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act *
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act *
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act *
15	Consent of Independent Registered Public Accounting Firm *

*	Filed herewith.

†	Incorporated by reference to our registration statement on Form F-1 (registration no. 333-140030) filed with the SEC on January 17, 2007.

††	Incorporated by reference to our annual report on Form 20-F for the year 2007 filed with the SEC on March 18, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cellcom Israel Ltd.

By:	/s/ Amos Shapira
	Name:	Amos Shapira
	Title:	President and Chief Executive Officer

Date: March 2, 2010

Report of Independent Registered Public Accounting Firm

To The Shareholders of
Cellcom Israel Ltd.

We have audited the accompanying consolidated statements of financial position of Cellcom Israel Ltd. and subsidiaries (hereinafter – “the Company”) as of December 31, 2009, 2008 and 2007 and the consolidated statements of income, the consolidated statements of comprehensive income and the consolidated statements of  cash flows, for the years then ended. We also have audited the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in “Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)”. The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009, 2008 and 2007, and the results of their operations and their cash flows, for the years then ended, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in “Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission”.

As discussed in Note 2H to the financial statements, the Company changed its accounting policy with respect to recognizing losses from subsidized equipment sold together with a fixed-term service contract that include minimum guaranteed revenue.

The accompanying consolidated financial statements as of and for the year ended December 31, 2009 have been translated into United States dollars (“dollars”) solely for the convenience of the reader.  We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Israeli Shekels have been translated into dollars on the basis set forth in Note 2D to the consolidated financial statements.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel
March 2, 2010

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Financial Position

		December 31 *2007	December 31 *2008	December 31 2009	Convenience translation Into U.S. dollar (Note 2D) December 31 2009
	Note	NIS millions	NIS millions	NIS millions	US$ millions
Assets
Cash and cash equivalents	6	911	275	903	239
Current investments, including derivatives		**44	**68	272	72
Trade receivables	7	1,385	1,478	1,579	418
Other receivables	7	**52	**44	63	18
Inventory	8	245	119	149	39

Total current assets		2,637	1,984	2,966	786

Trade and other receivables	7	575	602	606	161
Property, plant and equipment, net	9	2,335	2,159	2,096	555
Intangible assets, net	10	747	743	711	188

Total non- current assets		3,657	3,504	3,413	904

Total assets		6,294	5,488	6,379	1,690

Liabilities
Short term borrowings	14	353	329	350	93
Trade payables and accrued expenses	11	953	677	806	214
Current tax liabilities		140	85	67	18
Provisions	12	91	47	84	22
Other current liabilities, including derivatives	13	384	385	405	107

Total current liabilities		1,921	1,523	1,712	454

Long- term borrowings	14	343	-	-	-
Debentures	14	2,983	3,401	4,185	1,109
Provisions	12	14	17	16	4
Other long-term liabilities		3	1	1	-
Deferred taxes	25	149	156	91	24

Total non- current liabilities		3,492	3,575	4,293	1,137

Total liabilities		5,413	5,098	6,005	1,591

Shareholders’ equity	16
Share capital		1	1	1	-
Cash flow hedge reserve		(33)	(11)	(23)	(6)
Retained earnings		913	400	396	105

Total shareholders’ equity		881	390	374	99

Total liabilities and shareholders’ equity		6,294	5,488	6,379	1,690

(*) Retrospective application due to accounting policy change – see note 2H.

(**) Reclassified – see note 2F.

The accompanying notes are an integral part of the financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Income

					Convenience translation into U.S. dollar (Note 2D)
		Year ended December 31			Year ended December 31
		*2007	*2008	2009	2009
	Note	NIS millions	NIS millions	NIS millions	US$ millions
Revenues	19	6,050	6,417	6,483	1,717
Cost of revenues	20	3,315	3,396	3,333	883
Gross profit		2,735	3,021	3,150	834
Selling and marketing expenses	21	685	701	716	189
General and administrative expenses	22	653	659	660	175
Other (income) expenses, net	23	3	(29)	6	2
Operating income		1,394	1,690	1,768	468
Financing income		140	83	151	40
Financing expenses		(287)	(393)	(370)	(98)
Financing expenses, net	24	(147)	(310)	(219)	(58)
Income before income tax		1,247	1,380	1,549	410
Income tax	25	328	391	367	97
Net income		919	989	1,182	313
Earnings per share
Basic earnings per share in NIS	16	9.42	10.12	12.01	3.18
Diluted earnings per share in NIS	16	9.34	9.96	11.90	3.15

(*) Retrospective application due to accounting policy change – see note 2H.

The accompanying notes are an integral part of the financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Comprehensive Income

				Convenience translation into U.S. dollar (Note 2D)
	Year ended December 31			Year ended December 31
	*2007	*2008	2009	2009
	NIS millions	NIS millions	NIS millions	US$ millions
Net change in fair value of cash flow hedges transferred to profit and loss	27	44	(14)	(4)
Changes in fair value of cash flows hedges	(28)	(10)	(2)	-
Income tax on other comprehensive income	(8)	(12)	4	1
Other comprehensive income, net of income tax	(9)	22	(12)	(3)
Net income for the year	919	989	1,182	313
Total comprehensive income for the year	910	1,011	1,170	310

(*) Retrospective application due to accounting policy change – see note 2H.

The accompanying notes are an integral part of the financial statements.

Cellcom Israel Ltd. and Subsidiaries
Consolidated Statements of Changes in Equity

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total	Convenience translation into U.S. dollar (Note 2D)
	NIS millions				US$ millions

Balance as of January 1, 2007	1	(24)	620	597	158
Comprehensive income for the year *	-	(9)	919	910	241
Share based payments	-	-	29	29	8
Cash dividend paid	-	-	(655)	(655)	(174)
Balance as of December 31, 2007	1	(33)	913	881	233

Comprehensive income for the year *	-	22	989	1,011	268
Share based payments	-	-	28	28	7
Cash dividend paid	-	-	(1,530)	(1,530)	(405)
Balance as of December 31, 2008	1	(11)	400	390	103

Comprehensive income for the year *	-	(12)	1,182	1,170	310
Share based payments	-	-	1	1	-
Cash dividend paid	-	-	(1,187)	(1,187)	(314)
Balance as of December 31, 2009	1	(23)	396	374	99

(*) Retrospective application due to accounting policy change – see note 2H.

The accompanying notes are an integral part of the financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

				Convenience translation into U.S. dollar (Note 2D)
	Year ended December 31			Year ended December 31
	*2007	*2008	2009	2009
	NIS millions	NIS millions	NIS millions	US$ millions
Cash flows from operating activities:
Net income	919	989	1,182	313
Adjustments for:
Depreciation and Amortization	790	821	755	200
Share based payments	29	28	1	-
Reversal of provision allowance	(10)	-	-	-
Capital gain on sale of land	-	(9)	-	-
Loss (gain) on sale of assets	4	(9)	6	2
Income tax expense	328	391	367	97
Financing expenses, net	147	310	219	58
Changes in operating assets and liabilities:
Changes in inventories	(191)	36	(105)	(28)
Changes in trade receivables (including long-term amounts)	(99)	(117)	(69)	(18)
Changes in other receivables (including long-term amounts)	(24)	(34)	2	1
Changes in trade payables and accrued expenses	188	(271)	152	41
Changes in other liabilities (including long-term amounts)	92	99	(4)	(1)
Proceeds (Payments) for derivative hedging contracts, net	(24)	(38)	21	5
Proceeds (payments) for other derivative contracts, net	(16)	18	8	2
Income tax paid	(313)	(451)	(447)	(119)
Net cash from operating activities	1,820	1,763	2,088	553

Cash flows from investing activities
Acquisition of property, plant, and equipment	(466)	(429)	(404)	(107)
Acquisition of intangible assets	(97)	(175)	(173)	(46)
Change in current investments, net	-	-	(212)	(56)
Payments for derivative hedging contracts, net	(12)	(17)	-	-
Proceeds from sales of property, plant and equipment	4	19	2	1
Interest received	23	17	5	1
Proceed from sale of long term assets	(12)	39	-	-
Net cash used in investing activities	(560)	(546)	(782)	(207)

Cash flows from financing activities
Proceeds from (payment for) derivative contracts, net	(10)	31	33	9
Proceeds from short term borrowings	-	-	8	2
Repayments of long-term loans from banks	(645)	(648)	-	-
Repayments of debentures	-	(125)	(332)	(88)
Proceeds from issuance of debentures, net of issuance costs	1,066	589	989	261
Dividend paid	(639)	(1,525)	(1,186)	(314)
Interest paid	(177)	(175)	(190)	(50)
Net cash used in financing activities	(405)	(1,853)	(678)	(180)

Changes in cash and cash equivalents	855	(636)	628	166
Balance of cash and cash equivalents at beginning of the period	56	911	275	73
Balance of cash and cash equivalents at end of the period	911	275	903	239

(*) Retrospective application due to accounting policy change – see note 2H.

The accompanying notes are an integral part of the financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 1 – Reporting Entity

Cellcom Israel Ltd. and its subsidiaries ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish street, Netanya 42140, Israel. The consolidated financial statements of the Company as at and for the year ended December 31, 2009 comprise of Cellcom Israel Ltd. and its subsidiaries. The Company operates and maintains a cellular mobile telephone system and provides cellular mobile telephone services in Israel. The Company is a consolidated subsidiary of Discount Investment Corporation (the parent company "DIC"), part of the IDB group.

Note 2 – Basis of Preparation

A.	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs). The Company adopted IFRSs for the first time in 2008, with the date of transition to IFRSs being January 1, 2007 (hereinafter – “the date of transition”).

These consolidated financial statements were approved by the Board of Directors on March 2, 2010.

B.	Functional and presentation currency

These consolidated financial statements are presented in New Israeli Shekels ("NIS"), which is the Company's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment where the Company operates in.

C.	Basis of measurement

These consolidated financial statements have been prepared on the basis of historical cost except for current investments and derivative financial instruments that are measured at their fair value.

The value of non monetary assets and equity items that were measured on the basis of historical cost were adjusted for changes in the general purchasing power of the Israeli currency - NIS, based upon changes in the Israeli Consumer Price Index (“CPI”) until December 31, 2003, as until that date the Israeli economy was considered hyperinflationary.

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of December 31, 2009, have been presented in dollars, translated at the representative rate of exchange as of December 31, 2009 (NIS 3.775 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 2 – Basis of Preparation (cont'd)

E.	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Management determines estimates based upon past experience, various factors, external sources and reasonable assumptions according to the circumstances appropriate to each estimate. Actual results may differ from these estimates.

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
The useful economic life of the Company's assets is determined by management at the time the asset is acquired and regularly reviewed for appropriateness. The Company defines useful life of its assets in terms of the assets' expected utility to the Company. This judgment is based on the experience of the Company with similar assets. The useful life of licenses is based on the duration of the license agreement. See also notes 3D and 3E.

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

F.	Change in classification

The company reclassified investments in derivatives in the amount of NIS 44 million and NIS 68 million for December  31, 2007 and 2008, respectively, from "Other receivables" to "Current investments including derivatives".

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 2 – Basis of Preparation (cont'd)

G.	Newly adopted accounting standards

Financial statements presentation
As from January 1, 2009 the Company implements revised IAS 1, Presentation of Financial Statements (hereinafter – the Standard). The Standard allows the presentation of one statement of comprehensive income (a combined statement of income and of other comprehensive income) or two statements – a statement of income and a separate statement of comprehensive income.

The Company elected to present income and expense items and components of other comprehensive income in two separate statements – a statement of income followed by a statement of comprehensive income. Furthermore, the Company presents a statement of changes in equity immediately after the statement of comprehensive income instead of in the notes to the consolidated financial statements. The Standard is applied on a retrospective basis. Since the change only impacts the presentation of the financial statements, there is no impact on the Company’s results of operations.

Segment reporting
As from January 1, 2009 the Company implements IFRS 8, Operating Segments (hereinafter – the Standard). The Standard determines that the “management approach” should be used in segment reporting, meaning in accordance with the format of the internal reports provided to the chief operating decision maker of the Company. Currently, the Company has one operating segment.

Customer loyalty programs
Commencing January 1, 2009, the Company applies IFRIC 13 which addresses how companies, that grant their customers loyalty award credits (often called ‘points’) when buying goods or services, should account for their obligation to provide free or discounted goods or services if and when the customers redeem the points. The interpretation is based on a view that customers are implicitly paying for the points they receive when they buy other goods or services, and hence that some revenue should be allocated to the points. IFRIC 13 requires companies to estimate the value of the points to the customer and defer this amount of revenue as a liability until they have fulfilled their obligations to supply awards. IFRIC 13 had no material impact on the Company's financial statement.

H.	Change in accounting policy

In 2009, the Company changed its accounting policy with respect to recognizing losses from subsidized equipment sold together with a fixed-term service contract that include minimum guaranteed revenue. The Company’s accounting policy prior to the adoption of the accounting policy change was to recognize losses from the sale of equipment upon delivery of the equipment to the subscriber. The Company’s new accounting policy with respect to such transactions is to capitalize such losses as long as the flow of the economic benefits from the fixed-term service contract is considered enforceable. Such losses are capitalized as intangible assets and amortized using the straight line method over an 18 month period that represents the expected life of the relationship with the subscriber which is not longer than their minimum enforceable period. The Company believes that the new accounting policy better reflects the subscriber acquisition cost and the benefits derived from the subscriber and providing more relevant information regarding the results of operations of the Company. The accounting policy change was retroactively applied to all reported periods, starting in 2007 when the relevant criteria for capitalizing these costs was first met, as result of this accounting policy change, the Company included a statement of financial position as of December 31, 2007 in its consolidated financial statements .

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 2 – Basis of Preparation (cont'd)

Presented hereunder is the effect of the retrospective application on the relevant items:

 (1)           Effect on the consolidated statement of financial position

	December 31,
	2007	2008	2009
	NIS millions	NIS millions	NIS millions

Intangible assets, net prior to the accounting policy change	685	675	648
Effect of retrospective application	62	68	63
Intangible assets,net after retrospective application	747	743	711

Current tax liabilities prior to the accounting policy change	122	65	48
Effect of retrospective application	18	20	19
Current tax liabilities after retrospective application	140	85	67

Retained earnings prior to the accounting policy change	869	352	352
Effect of retrospective application	44	48	44
Retained earnings after retrospective application	913	400	396

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 2 – Basis of Preparation (cont'd)

(2)           Effect on consolidated statement of income and on consolidated statement of comprehensive income

	Year ended December 31
	2007	2008	2009
	NIS millions	NIS millions	NIS millions

Cost of revenues prior to the accounting policy change	3,377	3,402	3,328
Effect of retrospective application	(62)	(6)	5
Cost of revenues after retrospective application	3,315	3,396	3,333

Income tax prior to the accounting policy change	310	389	368
Effect of retrospective application	18	2	(1)
Income tax after retrospective application	328	391	367

Net income prior to the accounting policy change	875	985	1,186
Effect of retrospective application	44	4	(4)
Net income for the period after retrospective application	919	989	1,182

Basic earnings (loss) per share (in NIS) prior to the accounting policy change	8.97	10.08	12.05
Effect of retrospective application	0.45	0.04	(0.04)
Basic earnings (loss) per share (in NIS) after retrospective application	9.42	10.12	12.01

Diluted earnings (loss) per share (in NIS) prior to the accounting policy change	8.89	9.92	11.94
Effect of retrospective application	0.45	0.04	(0.04)
Diluted earnings (loss) per share (in NIS ) after retrospective application	9.34	9.96	11.90

(3)
The accounting policy change had a zero net effect on the cash flows from operating activities, and no effect on cash flows used in investing and financing activities in the consolidated statements of cash flows for the years ended December 31, 2007, 2008 and 2009.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 3 - Significant Accounting Policies

These consolidated financial statements have been prepared according to International Financial Reporting Standards as issued by the IASB and their related interpretations (IFRSs), that are in effect or otherwise available for early adoption at December 31, 2009.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

A.	Basis of consolidation

These consolidated financial statements include consolidation of the financial statements of the Company and entities controlled by the Company. Control exists when a Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are taken into account. The financial statements of these entities are included in the consolidated financial statements from the date that control commences until the date that control ceases. All inter-company transactions and balances were eliminated upon consolidation.

B.	Foreign currency transactions

Transactions in foreign currencies are translated to NIS at the prevailing foreign exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies as of the reporting date are translated to NIS at the prevailing foreign exchange rate at that date. Foreign exchange differences arising on translation are recognized in profit and loss. Non-monetary assets and liabilities that are measured in terms of historical cost in foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency that are stated at fair value are translated to NIS at the prevailing foreign exchange rates at the date the fair value was determined.

C.	Financial instruments

Financial instruments are recognized when the Company enters into the contractual terms of the instrument. Financial instruments are initially measured at fair value. Financial assets are derecognized when the contractual rights of the Company to the cash flows deriving from the financial asset expire, or when the Company transfers the financial asset to others without retaining control in the asset, or transfers all the risks and rewards deriving from the asset. Sales and acquisitions of financial instruments are recognized on the transaction date, that is the date in which the Company is obligated to sell or purchase the asset. Financial liabilities are derecognized when the Company's contractual obligations expire, or when it is settled or cancelled.

1.	Non derivative financial instruments
Non derivative financial instruments are comprised of cash and cash equivalents, investments in debt securities, trade receivables, other receivables, loans and borrowings, debentures, trade payables and other payables. Non derivative financial instruments other than investments in debt securities are measured after initial recognition at amortized cost using the effective interest method if applicable, less any impairment loss. Investments in debt securities held for trading are measured at fair value through profit and loss.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

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

Cash and cash equivalents
Cash and cash equivalents comprise cash balances available for immediate use and call deposits. Cash equivalents comprise short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value. Bank overdrafts that are repayable on demand and form an integral part of the Company’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Cash flow hedges
Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized directly in comprehensive income to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit and loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in comprehensive income remains there until the forecasted transaction occurs or is no longer expected to occur. The amount recognized in comprehensive income is transferred to profit and loss in the same period that the hedged item affects profit and loss.

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

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

(2)
Certain direct and indirect development costs associated with internally developed information system software, and payroll costs for employees devoting time to the software projects, incurred during the application development stage, are capitalized. The costs are amortized using the straight-

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

E.	Intangible assets (cont'd)

line method beginning when the asset is substantially ready for use. Costs incurred during the research stage and after the asset is substantially ready for use are expensed as incurred.
(3)
Deferred expenses in respect of commissions and handset subsidies regarding the acquisition of new subscribers are recognized as intangible assets, if the costs can be measured reliably, incremental to the contract and directly attributable to obtaining a specific subscriber. If the costs do not meet the aforementioned criteria, they are recognized immediately as expenses. See also note 2H regarding change in accounting policy.

(4)
Amortization is calculated using the straight-line method. If the intangible assets consist of several components with different estimated useful lives, the individual significant components are amortized over their individual useful lives. The annual amortization rates are as follows:

	%
Licenses	5-6	(mainly 6%)
Information systems	25
Software	25

Deferred expenses are amortized over 18 months period that represents the expected life of the contractual relationship with the subscriber.

F.	Inventory

Inventory of cellular phone equipment, accessories and spare-parts are stated at the lower of cost or net realizable value. Cost is determined by the moving average method.

G.	Impairment

1.	Financial assets

A financial asset is reviewed for impairment when objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. All impairment losses are recognized in profit and loss.
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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

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

Substantially all of the Company's liability for post employment benefits is covered by a defined contribution plan financed by deposits with insurance companies or with funds managed by a trustee. Obligations of contributions to defined contribution pension plans are recognized as an expense in profit and loss in the periods during which services are rendered by employees.

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

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are measured at management's best estimate of the expenditure required to settle the obligation at the reporting date.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

P.	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective, and have not been applied in preparing these consolidated financial statements:

1.
IFRS 9, Financial Instruments (hereinafter – the Standard). This standard is the first part of a comprehensive project to replace IAS 39 Financial Instruments: Recognition and Measurement (hereinafter – IAS 39) and it replaces the requirements included in IAS 39 regarding the classification and measurement of financial assets. In accordance with the Standard, there are two principal categories for measuring financial assets: amortized cost and fair value, with the basis of classification for debt instruments being the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. In accordance with the Standard, an investment in a debt instrument will be measured at amortized cost if the objective of the entity’s business model is to hold assets in order to collect contractual cash flows and the contractual terms give rise, on specific dates, to cash flows that are solely payments of principal and interest. All other financial assets are measured at fair value through profit or loss. Furthermore, embedded derivatives are no longer separated from hybrid contracts that have a financial asset host. Instead, the entire hybrid contract is assessed for classification using the principles above. In addition, investments in equity instruments are measured at fair value with changes in fair value being recognized in profit or loss. Nevertheless, the Standard allows an entity on the initial recognition of an equity instrument not held for trading, to elect irrevocably to present fair value changes in the equity instrument in other comprehensive income where no amount so recognized is ever classified to profit or loss at a later date. Dividends on equity instruments measured through other comprehensive income are recognized in profit or loss unless they clearly constitute a return on an initial investment. The Standard removes financial liabilities from its scope.

The Standard is effective for annual periods beginning on or after January 1, 2013 but may be applied earlier, subject to providing disclosure and at the same time adopting other IFRS amendments as specified in the Standard. The Standard is to be applied retrospectively other than in a number of exceptions as indicated in the transitional provisions included in the Standard. In particular, if an entity adopts the Standard for reporting periods beginning before January 1, 2012 it is not required to restate prior periods. The Company is evaluating potential impacts on its consolidated financial statements.

2.
IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements, revised (hereinafter - the Standards). The main revisions to the new Standards are: a revised definition of business and business combinations, a change in the measurement method of carried forward items in business combinations, providing two measurement options regarding non-controlling rights, a change in the accounting treatment of transaction costs, the accounting treatment regarding piece by piece acquisitions, the allocation of comprehensive income between shareholders, the accounting for acquisitions or sales of equity rights while maintaining control as equity transactions, the accounting for transactions that result in gain or loss of control in full fair value, so that the subsequent holdings after the loss of control are  recognized through profit and loss, and the original investment in obtaining control is also recognized in fair value through profit and loss, and a broadening of disclosure requirements. The Standards shall be applied on annual reporting periods beginning on, or after, January 1, 2010. The principal revisions of these Standards shall be applied prospectively, meaning in respect of transactions as from the initial date of implementation.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

3.
Amendment to IAS 17, Leases – Classification of leases of land and buildings (hereinafter – the Amendment) – In accordance with the Amendment, a lease of land does not have to be classified as an operating lease in every case that ownership is not expected to pass to the lessee at the end of the lease period. In accordance with the amended standard, a land lease is to be examined according to the regular criteria for classifying a lease as a finance lease or as an operating lease.

The Amendment also provides that when a lease includes both a land component and a buildings component, the classification of each component should be based on the criteria of the standard, with the principal consideration regarding the classification of land being the fact that land normally has an indefinite useful life.
The Amendment applies to financial statements for annual periods beginning on or after January 1, 2010. The Amendment is to be implemented retrospectively, which means that the classification of land leases is to be examined on the basis of the information that was available on the date of the lease agreement, and that in the event of reclassification of the lease, the provisions of IAS 17 are to be implemented retrospectively as from the date of the lease agreement.  Nevertheless, if the entity does not have the information necessary to apply the Amendment retrospectively, it should use the information available on the adoption date of the Amendment and recognize the asset and liability related to a land lease that was classified as a result of the Amendment as a finance lease according to their fair value as at that date. Any difference between the fair value of the asset and the fair value of the liability shall be recognized in retained earnings. The Company is evaluating potential impacts on its consolidated financial statements.

Note 4 - Determination of fair values

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

B.	Current investments and derivatives
The fair value of forward exchange contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).
The fair value of interest rate swaps is based on broker quotes. Those quotes are tested for reasonableness by discounting estimated future cash flows based on the terms and maturity of each contract and using market interest rates for a similar instrument at the measurement date. The fair value of investments in debt securities is based on quoted market prices.

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 4 - Determination of fair values (cont'd)

D.	Share- based payment transactions (cont'd)
holder behavior), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

Note 5 - Financial Risk Management

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
At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivatives, in the Consolidated statement of financial position. Financial instruments that could potentially subject the Company to credit risks consist primarily of trade receivables. Credit risk with respect to these receivables is limited due to the composition of the subscriber base, which includes a large number of individuals and businesses.

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 5 - Financial Risk Management (cont'd)

Market risk (cont'd)

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

Capital management
The Company's capital management aim is to ensure a sound and efficient capital structure which takes into consideration, among others, the following factors:
A gearing ratio that supports the Company's cash flow needs with respect to its potential cash flow generation, supporting its dividend policy, while maintaining a net debt to EBITDA ratio that meets the industry standards. The Company considers net debt to EBIDTA ratio to be an important measure for investors, analysts, and rating agencies. This ratio is a non-GAAP figure not governed by International Financial Reporting Standards and its definition and calculation may vary from one company to another. The Company's debt consists of short and long term debentures traded publicly in the Tel Aviv Stock Exchange and rated AA by Maalot, an S&P subsidiary.

Note 6 - Cash and Cash Equivalents

Composition

	December 31
	2007	2008	2009
	NIS millions	NIS millions	NIS millions
Bank balances	10	18	28
Call deposits	901	257	875
	911	275	903

The Company's exposure to interest rate risk and sensitivity analysis for financial assets and liabilities are disclosed in note 18.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 7 - Trade and Other Receivables

Composition

	December 31
	2007	2008	2009
	NIS millions	NIS millions	NIS millions
Trade Receivables
Open accounts	387	423	514
Checks and credit cards receivables	158	187	199
Accrued income	214	202	171
Current maturity of long-term receivables	626	666	695
	1,385	1,478	1,579
Other Receivables
Prepaid expenses	49	43	50
Other	3	1	13
	52	44	63

Current	1,437	1,522	1,642
Non-current	575	602	606
	2,012	2,124	2,248

The Company's exposure to credit risks and impairment losses related to trade and other receivables are disclosed in note 18.

Note 8 - Inventory

A.	Composition

	December 31,
	2007	2008	2009
	NIS millions	NIS millions	NIS millions
Handsets	195	83	110
Accessories	18	13	15
Spare parts	32	23	24
	245	119	149

B.
Inventories of handsets, accessories and spare-parts as at December 31, 2009, are presented net of a provision for decline in value in the amount of NIS 1 million (December 31, 2007 and 2008 – NIS 2 million and NIS 6 million, respectively).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 9 - Property, Plant and Equipment, Net

A.	Composition:

	Network and transmission equipment	Control and testing equipment	Vehicles	Computers furniture and office equipment	Leasehold improvements	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Cost

Balance at January 1, 2007	7,454	261	16	1,173	176	9,080
Additions	324	23	2	63	15	427
Disposals	(33)	(1)	(2)	(285)	-	(321)
Balance at December 31, 2007	7,745	283	16	951	191	9,186

Additions	291	27	-	66	15	399
Disposals	*(2,364)	-	(2)	(197)	-	(2,563)
Balance at December 31, 2008	5,672	310	14	820	206	7,022

Additions	296	32	19	55	10	412
Disposals	(41)	-	(1)	(12)	-	(54)
Balance at December 31, 2009	5,927	342	32	863	216	7,380

Accumulated Depreciation

Balance at January 1, 2007	5,347	210	6	881	104	6,548
Depreciation for the year	473	18	2	108	15	616
Disposals	(28)	-	(1)	(284)	-	(313)
Balance at December 31, 2007	5,792	228	7	705	119	6,851

Depreciation for the year	444	16	2	87	16	565
Disposals	*(2,356)	-	(2)	(195)	-	(2,553)
Balance at December 31, 2008	3,880	244	7	597	135	4,863

Depreciation for the year	358	17	3	74	15	467
Disposals	(36)	-	-	(10)	-	(46)
Balance at December 31, 2009	4,202	261	10	661	150	5,284

Carrying amounts

At January 1, 2007	2,107	51	10	292	72	2,532
At December 31, 2007	1,953	55	9	246	72	2,335
At December 31, 2008	1,792	66	7	223	71	2,159
At December 31, 2009	1,725	81	22	202	66	2,096

*	In 2008, the Company wrote off certain network and transmission equipment that was no longer in use.

The gross carrying amount of fully depreciated property, plant and equipment still in use as of December 31, 2009 is  NIS 3,754 million.

In the ordinary course of business, the Company acquires property, plant and equipment on credit. The cost of acquisition, which has not yet been paid at the reporting date, amounted to NIS 128 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 10 - Intangible Assets, Net

A.	Composition:

	Licenses	Information Systems	Software	Deferred Expenses*	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Cost

Balance at January 1, 2007	550	459	221	9	1,239
Additions	-	87	38	98	223
Disposals	-	(7)	-	(9)	(16)
Balance at December 31, 2007	550	539	259	98	1,446

Additions	-	67	44	137	248
Disposals	-	-	-	-	-
Balance at December 31, 2008	550	606	303	235	1,694

Additions	-	78	33	140	251
Disposals	-	-	-	(25)	(25)
Balance at December 31, 2009	550	684	336	350	1,920

Accumulated Amortization

Balance at January 1, 2007	92	308	135	9	544
Amortization for the year	39	73	42	17	171
Disposals	-	(7)	-	(9)	(16)
Balance at December 31, 2007	131	374	177	17	699

Amortization for the year	35	68	42	107	252
Disposals	-	-	-	-	-
Balance at December 31, 2008	166	442	219	124	951

Amortization for the year	31	70	41	141	283
Disposals	-	-	-	(25)	(25)
Balance at December 31, 2009	197	512	260	240	1,209

Carrying amounts

At January 1, 2007	458	151	86	-	695
At December 31, 2007	419	165	82	81	747
At December 31, 2008	384	164	84	111	743
At December 31, 2009	353	172	76	110	711

(*) Retrospective application due to accounting policy change – see note 2H.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 11 - Trade Payables and accrued expenses

Composition

	December 31
	2007	2008	2009
	NIS millions	NIS millions	NIS millions
Trade payables	443	277	376
Accrued expenses	510	400	430

	953	677	806

Note 12 – Provisions

	Dismantling and restoring sites	Litigations	Other legal obligations	Other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Balance as at January 1, 2009	17	10	33	4	64
Provisions made during the period	1	18	20	-	39
Provisions reversed during the period	(1)	-	(1)	-	(2)
Unwind of discount	(1)	-	-	-	(1)
Balance as at December 31, 2009	16	28	52	4	100

Non-current	16	-	-	-	16
Current	-	28	52	4	84
	16	28	52	4	100

Dismantling and restoring sites
The Company is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. These dismantling costs are calculated on the basis of the identified costs for the current financial year, extrapolated for future years using the best estimate of future trends in prices, inflation, etc, and are discounted at a risk-free rate. Forecasts of estimated site departures or asset returns are revised in light of future changes in regulations or technological requirements.

Litigations
The Company is involved in a number of legal and other disputes with third parties. The Company's management after taking legal advice, has established provisions after taking into account the facts of each case. The timing of cash outflows associated with legal claims cannot be reasonably determined. For detailed information regarding legal proceedings against the Company, refer to note 28.

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 13 - Other Current Liabilities, including derivatives

Composition

	December 31
	2007	2008	2009
	NIS millions	NIS millions	NIS millions
Employees and related liabilities	126	121	142
Government institutions	34	45	37
Accrued expenses	91	118	156
Deferred revenue	39	47	48
Derivative financial instruments	94	54	22

	384	385	405

Note 14 – Loans and borrowings

This note provides information about the contractual terms of the Company's interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Company’s exposure to interest rate, foreign currency and liquidity risk, see note 18.

	December 31
	2007	2008	2009
	NIS millions	NIS millions	NIS millions

Non- current liabilities
Secured bank loans	343	-	-
Debentures	2,983	3,401	4,185
	3,326	3,401	4,185
Current liabilities
Short term borrowings	-	-	8
Current maturities of secured bank loans	232	-	-
Current maturities of debentures	121	329	342
	353	329	350

Terms and debt repayment schedule

Terms and conditions of outstanding loans were as follows:

				December, 31 2007		December, 31 2008		December, 31 2009
				NIS millions		NIS millions		NIS millions
	Currency	Nominal interest rate	Year of maturity	Face value	carrying amount	Face value	carrying amount	Face value	carrying amount
Short term borrowings	ILS	PRIME + 2.5%	-	-	-	-	-	8	8
Secured bank loan	ILS	TELBOR + 0.8%	2010	253	251	-	-	-	-
Secured bank loan	USD	LIBOR + 0.8%	2010	327	324	-	-	-	-
Debentures (Series A) - linked to the Israeli CPI	ILS	5.00%	2012	1,065	1,090	947	1,012	710	789
Debentures (Series B) - linked to the Israeli CPI	ILS	5.30%	2017	925	949	925	992	925	1,029
Debentures (Series C) - linked to the Israeli CPI	ILS	4.60%	2013	245	243	326	341	254	275
Debentures (Series D) - linked to the Israeli CPI	ILS	5.19%	2017	827	822	1,321	1,385	1,507	1,651
Debentures (Series E) - unlinked	ILS	6.25%	2017	-	-	-	-	789	783
Total interest- bearing liabilities				3,642	3,679	3,519	3,730	4,193	4,535

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

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

On March 10, 2008 the Company voluntarily prepaid the balance of the outstanding amounts under its credit facility, following which, the credit facility and all covenant restrictions were terminated.

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

On May, 2006, the Company issued to institutional investors additional Series A debentures in the aggregate principle amount of NIS 28 million, in exchange for consideration of NIS 29 million, and additional Series B debentures in the aggregate principle amount of NIS 210 million in exchange for consideration of NIS 221 million.

In October 2007, the Company issued debentures Series C to the public in the aggregate principle amount of NIS 245 million in exchange for a net consideration of NIS 244 million. The debentures are payable in nine semi-annual installments, on March 1 and September 1 of each of the years 2009 through 2012, and on March 1, 2013. The debentures bear an annual interest of 4.60%. The interest is to be paid in semi- annual installments on March 1 and September 1 of each of the years 2008 through

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 14 – Loans and borrowings (cont'd)

Debentures (cont'd)

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

In April 2009, the Company issued additional debentures of Series D to the public in Israel in the aggregate principal amount of approximately NIS 186 million in exchange for a total consideration of approximately NIS 215 million.

In April 2009, the Company issued debentures of a new Series E to the public in Israel in the aggregate principal amount of approximately NIS 789 million in exchange for a total consideration of approximately NIS 785 million. The debentures of series E are payable in six equal annual installments on January 5 of each of the years 2012 through 2017. The debentures bear an annual interest of 6.25%. The interest is to be paid in annual installments on January 5 of each of the years 2010 through 2017. Both the principal amount and interest are without any linkage.

The debentures were offered and sold in 2009 pursuant to a shelf prospectus that the Company filed in March 2009 with the Israeli Securities Authority and the Tel Aviv Stock Exchange. The shelf prospectus will allow the Company, to offer and sell debt, equity and warrants in Israel, from time to time, subject to a supplemental shelf offering report describing the terms of the securities offered and the specific details of the offering.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 15 - Post employment benefits

A.
The Company’s liability for severance pay for its Israeli employees is calculated pursuant to Israeli severance pay law. The Company’s liability is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. For the majority of the Company employees the payments to the pension funds and insurance companies discharge the Company’s obligation to the employees as required by the Severance Pay Law in connection with Section 14. Accumulated amounts in the pension funds and with the insurance companies are not under the control or administration of the Company, and accordingly, neither those amounts nor the corresponding accrual for severance pay are reflected in the balance sheet, this plan for employees that are under section 14 is accounted for as defined contribution plan. The obligation of the Company, under law and labor agreements, for termination benefits to employees not covered by the aforementioned pension or insurance plans is NIS 1 million, NIS 1 million and NIS 3 million as of December 31, 2009, 2008 and 2007, respectively, as included in the consolidated statement of financial position, under other long term liabilities. The calculation for this liability is based on salary components that according to management estimation creates a liability for severance pay.

B.	The severance pay expenses for the years ended December 31, 2009, 2008 and 2007 were approximately NIS 32 million, NIS 29 million and NIS 28 million, respectively.

C.
In January 2008, under an order issued by the Israeli Ministry of Industry, Commerce and Labor, all Israeli employers are obligated to contribute to a pension plan amounts equal to a certain percentage of the employee's wages, for all employees, after a certain minimum period of employment. The Company is complying with this obligation. Under the new order, additional employees are entitled to contribution to a pension plan, which shall increase gradually until 2013 and up to 5% of the employee’s wages, with additional identical contribution for severance pay. The Company does not expect that the new order will have a material impact on the financial statements.

Note 16 - Capital and reserves

Share capital

	2007	2008	2009
	NIS
On issue at 1 January	975,000	975,047	983,493
Exercise of share options	47	8,446	5,464

On issue at 31 December	975,047	983,493	988,957

Ordinary shares of NIS 0.01 par value each

At December 31, 2009, the authorized share capital comprised of 300 million ordinary shares (December 31, 2008, 2007- 300 millions each). The holders of ordinary shares are entitled to receive dividends as declared.
The calculation of basic earnings per share was based on the profit attributable to ordinary share holders  and weighted average number of  ordinary shares during the year. The calculations of diluted earnings per share was based on the profit attributable to ordinary shares in addition to 9,408, 15,586 and 8,726 incremental shares (NIS 0.01 par value each)  that would be issued resulting from the  exercises of all options for the years ended December 31, 2007, 2008, 2009, respectively.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 16 - Capital and reserves (cont'd)

Dividends
Dividends declared  and paid during the reported period are as follows:

2009
NIS millions
2.75 NIS per share paid in March 2009	270
3.36 NIS per share paid in June 2009	330
3.05 NIS per share paid in September 2009	300
2.90 NIS per share paid in December 2009	287
1,187

2008
NIS millions
7.18 NIS per share paid in April 2008	700
2.65 NIS per share paid in June 2008	258
2.76 NIS per share paid in September 2008	270
3.07 NIS per share paid in November 2008	302
1,530

2007
NIS millions
2.03 NIS per share paid in June, 2007	198
2.06 NIS per share paid in September, 2007	201
2.63 NIS per share paid in November, 2007	256
655

On March 2, 2010, subsequent to the balance sheet date, the Company’s Board of Directors declared a cash dividend in the amount of NIS 2.60 per share, totaling approximately NIS 257 million, to be paid on March 31, 2010, to the shareholders of the Company of record at the end of the trading day in the NYSE on March 15, 2010.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 17 – Share-based payments

A.
In September 2006, the Company's Board of Directors approved a share based incentive plan ("the plan") for employees, directors, consultants and sub-contractors of the Company and the Company’s affiliates. The plan has an initial pool of 2,500,000 shares over which options and restricted stock units could be granted.

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

As a result of a dividend adjustment mechanism, the exercise price for all these options was adjusted to $3.42 per share as of December 31, 2009 ($10.93, $6.49 per share as of December 31, 2007, 2008, respectively).

C.
In August 2008, the Company granted options to purchase an aggregate of 27,500 ordinary shares at an exercise price of $25 per share to senior employees of the Company, under the terms of the Plan. As a result of a dividend adjustment mechanism, the exercise price for these options was adjusted to $20.36 per share as of December 31, 2009 ($23.43 as of December 31, 2008).

D.
In August 2009, the Company granted options to purchase an aggregate of 74,164 ordinary shares at an exercise price of $24.65 per share to senior employees of the Company, under the terms of the plan. As a result of a dividend adjustment mechanism, the exercise price for these options was adjusted to $23.08 per share as of December 31, 2009.

Options granted under the Plan are to be vested over a period of four years. The Plan includes an acceleration clause of the vesting schedule. The original acceleration clause stated that upon DIC’s share ownership of the Company’s outstanding share capital decreasing to less than 50.01% all non-vested options will vest immediately. In 2008 the Company amended the terms of the plan and revised the 50.01% threshold to a trigger when DIC ceases to control (as such term is defined in the Israeli Securities Law, 1968). The Company modified the vesting conditions in a manner that was considered not beneficial to the employee. According to the original plan, DIC’s holdings decreasing to approximately 46.90% in 2008, caused the Company to accelerate the recognition of the remaining expenses related to all the options granted prior to the amendment, during 2008.

Grant date/employees entitled	Number of instruments In thousands	Vesting conditions	Contractual life of options

Share options granted at October-November 2006 to managers and senior employees	2,414	Four equal installments over four years of employment	6 years
Share options granted at March 2007 to senior employees	31	Four equal installments over four years of employment	6 years
Share options granted at August 2008 to senior employees	27	Four equal installments over four years of employment	6 years
Share options granted at August 2009 to senior employees	74	Four equal installments over four years of employment	6 years

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 17 – Share-based payments (cont’d)

The total compensation expenses during the year ended December 31, 2009, related to the options granted is NIS 1 million (2008 – NIS 28 million, 2007 – NIS 29 million).

The changes in the balance of the options were as follows:

		Weighted average		Weighted average		Weighted average
	Number of	of exercise price	Number of	of exercise price	Number of	of exercise price
	options	(US Dollars)	options	(US Dollars)	options	(US Dollars)
	2007		2008		2009

Balance as at January 1	2,414,143	10.93	2,396,896	10.93	1,274,863	6.86
Granted during the year	30,786	10.93	27,500	24.09	74,164	23.86
Forfeited during the year	(40,078)	12.02	(4,125)	7.78	(7,759)	5.59
Exercised during the year	(7,955)	30.18	(1,145,408)	7.29	(636,594)	4.26
Total options outstanding as at December 31	2,396,896	10.93	1,274,863	6.86	704,674	6.19
Total of exercisable options as at December 31	588,270	10.93	42,282	6.49	11,450	12.59

The weighted average of the remaining contractual life of options outstanding as at December 31, 2009, is 3 years and 2 months (as at December 31, 2008 – 3 years and 10 months, as at December 31, 2007 – 2 years and 10 months).

The weighted average share price at the date of exercise for share options exercised in 2009 was $30.44 (2008 - $28.19, 2007 - $29.17).

	2007	2008	2009

Fair value of share options and assumptions:
Fair value at grant date	$5.76	$11.76	$8.82
Fair value assumptions:
Share price at grant date	$18.35	$33.69	$27.88
Exercise price	$12.6	$25	$24.65
Expected volatility (weighted average life)	26.69%	24%	30.28%
Option life (expected weighted average life)	4.25 years	4 years	4.25 years
Risk free interest rate	5.01%	3.06%	2.5%

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

 Note 18 - Financial Instruments

Credit risk
Exposure to credit risk
The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	December 31	December 31	December 31
	2007	2008	2009
	NIS millions	NIS millions	NIS millions

Trade receivables including long term amounts	1,862	2,019	2,113
Loans and other receivables including long term amounts	59	50	72
Investment in debt securities	-	-	212
Cash and cash equivalents	911	275	903
Interest rate swaps	5	-	-
Forward exchange contracts on foreign currencies	15	41	6
Forward exchange contracts on CPI	24	27	54

	2,876	2,412	3,360

The maximum exposure to credit risk for loans, trade and other receivables including investments in debt securities at the reporting date by type of counterparty is:

	December 31	December 31	December 31
	2007	2008	2009
	NIS millions	NIS millions	NIS millions

Receivable from subscribers	1,734	1,970	2,069
Receivables from distributors and other operators	184	98	101
Investment in government debt securities	-	-	146
Investment in institutional debt securities	-	-	66
Other	3	1	15

	1,921	2,069	2,397

Impairment losses
The aging of loans, trade and other receivables including investments in debt securities at the reporting date was as follows:

	Gross	Impairment	Gross	Impairment	Gross	Impairment
	2007		2008		2009
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Not past due	1,814	10	1,888	18	2,172	5
Past due less than one year	114	33	180	46	251	75
Past due more than one year	163	127	189	124	192	138

	2,091	170	2,257	188	2,615	218

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 18 - Financial Instruments (cont'd)

Impairment losses (cont'd)
The movement in the allowance for impairment in respect to trade receivables during the year was as follows:

	2007	2008	2009
	NIS millions	NIS millions	NIS millions

Balance at January 1	182	170	188
Impairment loss recognized	(28)	(32)	(64)
Additions	16	50	94

Balance at December 31	170	188	218

The impairment loss recognized of NIS 28 million, NIS 32 million and NIS 64 million for the year ended December 31 2007, 2008 and 2009, respectively, relates to the Company's estimate of incurred losses in respect of receivables from subscribers.

The allowance accounts in respect of trade receivables is used to record impairment losses unless the Company is satisfied that no recovery of the amount owing is possible; at that point the amount considered irrecoverable is written off against the trade receivable directly.

Liquidity risk
The following are the maturities of contractual financial liabilities and other non-contractual liabilities, including estimated interest payments and excluding the  impact of netting agreements:

December 31, 2009	Carrying	Contractual					More than
	amount	Cash flows	1st year	2nd year	3rd year	4-5 years	5 years
	NIS millions

Debentures	(4,683)	(5,706)	(566)	(562)	(676)	(1,693)	(2,209)
Trade and other payables	(993)	(993)	(993)	-	-	-	-
Interest rate swaps	(5)	(5)	(5)	-	-	-	-
Forward exchange contracts on foreign currencies	(14)	(14)	(14)	-	-	-	-
Forward exchange contracts on CPI	(3)	(3)	(3)	-	-	-	-

	(5,698)	(6,721)	(1,581)	(562)	(676)	(1,693)	(2,209)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 18 - Financial Instruments (cont'd)

Liquidity risk (cont'd)

December 31, 2008	Carrying	Contractual					More than
	amount	Cash flows	1st year	2nd year	3rd year	4-5 years	5 years
	NIS millions

Debentures	(3,848)	(4,749)	(516)	(500)	(483)	(1,105)	(2,145)
Trade and other payables	(843)	(843)	(843)	-	-	-	-
Interest rate swaps	(12)	(12)	(5)	(7)	-	-	-
Forward exchange contracts on foreign currencies	(14)	(14)	(14)	-	-	-	-
Forward exchange contracts on CPI	(28)	(28)	(28)	-	-	-	-

	(4,745)	(5,646)	(1,406)	(507)	(483)	(1,105)	(2,145)

December 31, 2007	Carrying	Contractual					More than
	amount	Cash flows	1st year	2nd year	3rd year	4-5 years	5 years
	NIS millions

Bank loans	(577)	(637)	(270)	(249)	(118)	-	-
Debentures	(3,193)	(4,048)	(268)	(446)	(432)	(819)	(2,083)
Trade and other payables	(1,113)	(1,113)	(1,113)	-	-	-	-
Cross currency swaps	(66)	(66)	(26)	(27)	(13)	-	-
Forward exchange contracts on foreign currencies	(28)	(28)	(28)	-	-	-	-

	(4,977)	(5,892)	(1,705)	(722)	(563)	(819)	(2,083)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 18 - Financial Instruments (cont'd)

Liquidity risk (cont'd)

The following table indicates the periods in which the cash flows associated with derivatives that are cash flow hedges are expected to occur:

	Carrying	Contractual					More than
	amount	Cash flows	1st year	2nd year	3rd year	4-5 years	5 years
	NIS millions

December 31, 2009
Forward exchange contracts:
Assets	-	-	-	-	-	-	-
Liabilities	(12)	(12)	(12)	-	-	-	-

	(12)	(12)	(12)	-	-	-	-

December 31, 2008
Forward exchange contracts:
Assets	14	14	14	-	-	-	-
Liabilities	(2)	(2)	(2)	-	-	-	-

	12	12	12	-	-	-	-

December 31, 2007
Forward exchange contracts:
Assets	-	-	-	-	-	-	-
Liabilities	(27)	(27)	(27)	-	-	-	-

	(27)	(27)	(27)	-	-	-	-

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 18 - Financial Instruments (cont'd)

Liquidity risk (cont'd)

The following table indicates the periods in which the cash flows associated with derivatives that are cash flow hedges are expected to impact profit or loss:
	Carrying	Contractual					More than
	amount	Cash flows	1st year	2nd year	3rd year	4-5 years	5 years
	NIS millions

December 31, 2009
Forward exchange contracts:
Assets	-	-	-	-	-	-	-
Liabilities	(12)	(12)	(12)	-	-	-	-

	(12)	(12)	(12)	-	-	-	-

December 31, 2008
Forward exchange contracts:
Assets	14	14	14	-	-	-	-
Liabilities	(2)	(2)	(2)	-	-	-	-

	12	12	12	-	-	-	-

December 31, 2007
Forward exchange contracts:
Assets	-	-	-	-	-	-	-
Liabilities	(27)	(27)	(17)	(3)	(2)	(3)	(2)

	(27)	(27)	(17)	(3)	(2)	(3)	(2)
Currency risk and CPI
The Company's exposure to foreign currency risk and CPI was as follows based on notional amounts:

	December 31, 2007			December 31, 2008			December 31, 2009
	In or linked			In or linked			In or linked
	to foreign			to foreign			to foreign
	currencies	linked		currencies	linked		currencies	linked
	(mainly USD)	to CPI	unlinked	(mainly USD)	to CPI	unlinked	(mainly USD)	to CPI	unlinked
	NIS millions			NIS millions			NIS millions
Current assets
Cash and cash equivalents	10	-	901	6	-	269	14	-	889
Current investments, including derivatives	-	-	44	-	-	68	-	141	131
Trade receivables, net	-	-	1,385	-	-	1,478	-	-	1,579
Other receivables	-	1	2	-	1	-	-	-	13

Non- current assets
Long-term receivables	-	18	515	-	18	572	-	19	574

Current liabilities
Short-term borrowings	(131)	(121)	(101)	-	(329)	-	-	(342)	(8)
Trade payables and accrued expenses	(193)	-	(760)	(108)	-	(569)	(160)	-	(646)
Other current liabilities, including derivatives	(1)	(89)	(255)	-	(118)	(220)	-	(156)	(201)

Non- current liabilities
Long-term loans from banks	(196)	-	(147)	-	-	-	-	-	-
Debentures	-	(2,983)	-	-	(3,401)	-	-	(3,402)	(783)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 18 - Financial Instruments (cont'd)

Currency risk and CPI (cont'd)

Following is data regarding the CPI and currency exchange rate:

	December 31	December 31	December 31
	2007	2008	2009

CPI (in points)	191.2	198.4	206.2
Exchange rate of US$ in NIS	3.846	3.802	3.775

	2007	2008	2009
Change in %

CPI	3.4%	3.8%	3.9%
Exchange rate of US$ in NIS	(9.0%)	(1.1%)	(0.7%)

Sensitivity analysis
A change of the CPI as at December 31, 2009, 2008 and 2007 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2008 and 2007.

		Equity	Net income
	Change	NIS millions	NIS millions

December 31, 2009
Increase in the CPI of	2.0%	(31)	(31)
Increase in the CPI of	1.0%	(15)	(15)
Decrease in the CPI of	(1.0%)	15	15
Decrease in the CPI of	(2.0%)	31	31

December 31, 2008
Increase in the CPI of	2.0%	(27)	(27)
Increase in the CPI of	1.0%	(14)	(14)
Decrease in the CPI of	(1.0%)	14	14
Decrease in the CPI of	(2.0%)	27	27

December 31, 2007
Increase in the CPI of	2.0%	(19)	(19)
Increase in the CPI of	1.0%	(9)	(9)
Decrease in the CPI of	(1.0%)	2	2
Decrease in the CPI of	(2.0%)	3	3

Sensitivity of change in foreign exchange rate is immaterial as at December 31, 2009, 2008 and 2007.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 18 - Financial Instruments (cont'd)

Interest rate risk

Profile
At the reporting date the interest rate profile of the Company's interest-bearing financial instruments was:

	Carrying amount
	2007	2008	2009
	NIS millions	NIS millions	NIS millions
Fixed rate instruments
Financial assets	8	8	195
Financial liabilities	(3,104)	(3,730)	(4,527)
	(3,096)	(3,722)	(4,332)
Variable rate instruments
Financial assets	911	275	927
Financial liabilities	(575)	-	(8)
	336	275	919

Fair value sensitivity analysis for fixed rate instruments
A change of interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. As of December 31, 2008, 2007 the Company did not account for any fixed rate financial assets and liabilities at fair value through profit and loss, and the Company did not designate derivative (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at these reporting dates would have not affected profit or loss and equity.

	Equity				Profit or loss
	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease
	NIS Millions				NIS Millions
December 31, 2009
Fixed rate instruments	(5)	5	(3)	3	(5)	5	(3)	3
Cash flow sensitivity (net)	(5)	5	(3)	3	(5)	5	(3)	3

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 18 - Financial Instruments (cont'd)

Interest rate risk (cont'd)

Cash flow sensitivity analysis for variable rate instruments
A change of interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2008 and 2007.

	Equity				Profit or loss
	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease
	NIS millions				NIS millions

December 31, 2009
Variable rate instruments	7	(7)	3	(3)	7	(7)	3	(3)
Interest rate swaps	2	(2)	1	(1)	2	(2)	1	(1)
Cash flow sensitivity (net)	9	(9)	4	(4)	9	(9)	4	(4)

December 31, 2008
Variable rate instruments	2	(2)	1	(1)	2	(2)	1	(1)
Interest rate swaps	2	(2)	1	(1)	2	(2)	1	(1)
Cash flow sensitivity (net)	4	(4)	2	(2)	4	(4)	2	(2)

December 31, 2007
Variable rate instruments	2	(2)	1	(1)	2	(2)	1	(1)
Interest rate swaps	3	(3)	1	(1)	3	(3)	1	(1)
Cash flow sensitivity (net)	5	(5)	2	(2)	5	(5)	2	(2)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 18 - Financial Instruments (cont'd)

Fair Values

Fair values versus carrying amounts
The fair values of financial assets and liabilities, together with the carrying amounts shown in the balance sheet, are as follows:

	December 31, 2007			December 31, 2008			December 31, 2009
			Interest rates			Interest rates			Interest rates
			used for			used for			used for
	Carrying	Fair	determining	Carrying	Fair	determining	Carrying	Fair	determining
	amount	value	Fair value	amount	value	Fair value	amount	value	Fair value
	NIS millions			NIS millions			NIS millions
Current assets
Cash and cash equivalents	911	911		275	275		903	903
Current investments, Including derivatives	44	44		68	68		272	272
Trade receivables, net	1,385	1,385		1,478	1,478		1,579	1,579
Other receivables	3	3		1	1		13	13

Non- current assets
Long-term receivables	533	533	5.0%	590	590	5.0%	593	593	3.5%

Current liabilities
Short-term borrowings	-	-		-	-		(8)	(8)
Trade payables and accrued expenses	(953)	(953)		(677)	(677)		(806)	(806)
Other current liabilities, including derivatives	(254)	(254)		(220)	(220)		(201)	(201)

Non- current liabilities
Long-term loans from banks including current maturities and accrued interest	(577)	(577)	5.0% - 6.0%	-	-		-	-
Debentures including current maturities and accrued interest	(3,193)	(3,237)	3.3% - 4.7%	(3,848)	(3,877)	3.9% - 4.6%	(4,683)	(4,790)	0.66% - 3.40%
	(2,101)	(2,145)		(2,333)	(2,362)		(2,338)	(2,445)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 18 - Financial Instruments (cont'd)

Fair Values (cont'd)

Fair value hierarchy
The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1:   quoted prices (unadjusted) in active markets for identical instruments.
Level 2:   inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
Level 3:   inputs that are not based on observable market data (unobservable inputs).

	December 31, 2009
	Level 1	Level 2	Level 3	Total
	NIS millions	NIS millions	NIS millions	NIS millions
Financial assets at fair value through profit or loss
Current investments and debt securities	212	-	-	212
Derivatives	-	60	-	60
Total assets	212	60	-	272

Financial liabilities at fair value through profit or loss
Derivatives	-	(22)	-	(22)
Total liabilities	-	(22)	-	(22)

There have been no transfers during the year between Levels 1 and 2.

Note 19 - Revenues

Composition

	Year ended December 31
	2007	2008	2009
	NIS millions	NIS millions	NIS millions
Revenues from handsets, net	635	745	751
Revenues from services	5,415	5,672	5,732

	6,050	6,417	6,483
Additional information
Revenues from handsets on an installments basis	596	725	735

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 20 - Cost of Revenues

Composition

	Year ended December 31
	*2007	*2008	2009
	NIS millions	NIS millions	NIS millions
According to source of income:
Cost of revenues from handsets	723	755	690
Cost of revenues from services	2,592	2,641	2,643

	3,315	3,396	3,333
According to its components:
Purchase of handsets	829	614	705
Changes in inventory	(113)	126	(30)
Write-down of inventory	7	15	15
	723	755	690

Rent and related expenses	305	290	333
Salaries and related expenses	158	163	163
Fees to other operators and others	980	986	1,007
Cost of value added services	324	361	391
Depreciation and amortization	547	571	489
Royalties and fees (see Note 27(1)b)	172	160	154
Other	106	110	106

	2,592	2,641	2,643

	3,315	3,396	3,333

(*) Retrospective application due to accounting policy change – see note 2H.

Note 21 - Selling and Marketing Expenses

Composition

	Year ended December 31
	2007	2008	2009
	NIS millions	NIS millions	NIS millions
Salaries and related expenses	286	321	333
Commissions	124	85	96
Advertising and public relations	121	111	99
Depreciation and amortization	7	41	65
Other	147	143	123

	685	701	716

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 22 - General and Administrative Expenses

Composition

	Year ended December 31
	2007	2008	2009
	NIS millions	NIS millions	NIS millions
Salaries and related expenses	160	165	145
Depreciation and amortization	236	210	200
Rent and maintenance	77	79	75
Data processing and professional services	67	59	56
Allowance for doubtful accounts	16	50	94
Other	97	96	90
	653	659	660

Note 23 - Other (income) expenses, net

Composition

	Year ended December 31
	2007	2008	2009
	NIS millions	NIS millions	NIS millions
Capital loss from sale of property, plant and equipment	4	1	6
Other	11	-	-
Other expense	15	1	6

Capital gain from sale of property, plant and equipment	-	(10)	-
Capital gain from sale of land	-	(9)	-
Other	(12)	(11)	-
Other income	(12)	(30)	-

Net other (income) expense recognized in profit and loss	3	(29)	6

Note 24 - Financial income and expenses

Composition

	Year ended December 31
	2007	2008	2009
	NIS millions	NIS millions	NIS millions
Interest income on bank deposits	23	10	15
Interest income on trade and other receivables	41	49	50
Net foreign exchange gain	67	21	5
Net change in fair value of financial assets at fair value through profit and loss	-	3	79
Net change in embedded derivatives	9	-	2
Finance income	140	83	151

Interest expenses on long term liabilities	(199)	(206)	(229)
Linkage expenses to CPI on long term liabilities	(50)	(161)	(141)
Net change in fair value of financial assets at fair value through profit and loss	(38)	-	-
Net change in embedded derivatives	-	(26)	-
Finance expense	(287)	(393)	(370)

Net finance expense recognized in profit and loss	(147)	(310)	(219)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 25 - Income Tax

A.           Details regarding the tax environment of the Company

(1)           Amendments to the Income Tax Ordinance and the Land Appreciation Tax Law

On July 25, 2005 the Israeli Parliament passed the Law for the Amendment of the Income Tax Ordinance (No. 147) – 2005, which provides, inter alia, for a gradual reduction in the company tax rate to 25% as from the 2010 tax year.

On July 14, 2009, the Israeli Parliament passed the Economic Efficiency Law (Legislative Amendments for Implementation of the 2009 and 2010 Economic Plan) – 2009, which provided, inter alia, an additional gradual reduction in the company tax rate to 18% as from the 2016 tax year. In accordance with the aforementioned amendments, the company tax rates applicable as from the 2009 tax year are as follows: In the 2009 tax year – 26%, in the 2010  tax year – 25%, in the 2011 tax year – 24%, in the 2012 tax year – 23%, in the 2013 tax year – 22%, in the 2014 tax year  – 21%, in the 2015 tax year – 20% and as from the 2016 tax year the company tax rate will be 18%.

Current and deferred tax balances for the periods reported in these financial statements are calculated in accordance with the tax law enacted or substantially enacted by the end of each of the reporting periods.

(2)           Taxation under inflation

The Income Tax Law (Adjustments for Inflation) – 1985 (hereinafter – the Law) is effective as from the 1985 tax year. The Law introduced the concept of measurement of results for tax purposes on a real (net of inflation) basis.  The various adjustments required by the aforesaid Law are designed to achieve taxation of income on a real basis.  However, since the financial statements are not adjusted to the CPI from the date Israel is no longer considered a hyperinflationary economy, there are differences between the profit in the financial statements and the adjusted profit for tax purposes, and as a result also temporary differences between the values of assets and liabilities in the financial statements and their tax basis.

On February 26, 2008, the Israeli Parliament enacted the Income Tax Law (Adjustments for Inflation) (Amendment No. 20) (Restriction of Effective Period) – 2008 (hereinafter – the Amendment). In accordance with the Amendment, the effective period of the Adjustments Law ceased at the end of the 2007 tax year and as from the 2008 tax year the provisions of the law no longer apply, other than the transitional provisions intended at preventing distortions in the tax calculations.

In accordance with the Amendment, as from the 2008 tax year, income for tax purposes is no longer adjusted to a real (net of inflation) measurement basis. The effect of the Amendment to the Adjustments Law is reflected in the calculation of current and deferred taxes as from 2008.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 25 - Income Tax (cont’d)

B.           Composition of income tax expense (income)

	Year ended December 31
	2007	2008	2009
	NIS millions	NIS millions	NIS millions
Current tax expense (income)
Current period	314	390	423
Adjustments for prior periods, net	-	-	6
Tax expense relating to changes in accounting policy	18	2	(1)
Total current tax expenses	332	392	428

Deferred tax expense
Creation and reversal of temporary differences	(4)	(1)	(20)
Change in tax rate	-	-	(41)
Total Deferred tax expense	(4)	(1)	(61)

Income tax expense	328	391	367

C.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense:

	Year ended December 31
	2007	2008	2009
	NIS millions	NIS millions	NIS millions
Profit before taxes on income	1,247	1,380	1,549

Primary tax rate of the Company	29%	27%	26%

Tax calculated according to the Company’s primary tax rate	362	373	403

Additional tax (tax saving) in respect of:
Non-deductible financial expenses	(56)	-	-
Non-deductible expenses	13	13	3
Effect of change in deferred tax rate	-	-	(41)
Taxes in respect of previous years	-	-	6
Others	9	5	(4)

Income tax expenses	328	391	367

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 25 - Income Tax (cont’d)

D.           Deferred tax assets and liabilities

1.	Composition

	Year ended December 31
	2007	2008	2009
	NIS millions	NIS millions	NIS millions
Property, plant and equipment and intangible assets	(202)	(203)	(159)
Allowance for doubtful debts	46	47	57
Financial instruments	8	4	8
Other	(1)	(4)	3

	(149)	(156)	(91)

2.	Recognized deferred tax assets and liabilities

Deferred taxes are calculated according to the tax rate anticipated to be in effect on the date of reversal as stated above based on the tax law enacted or substantially enacted by the end of each of the reporting periods.

Deferred tax assets and liabilities are attributable to the following items:

	Property, Plant and equipment and Intangibles	Allowance for Doubtful debts	Financial instruments	Other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Balance of deferred tax asset (liability) as at January 1, 2007	(216)	53	10	-	(153)
Changes recognized in profit or loss	14	(7)	(3)	(1)	3
Changes recognized in equity	-	-	1	-	1
Balance of deferred tax asset (liability) as at December 31, 2007	(202)	46	8	(1)	(149)
Changes recognized in profit or loss	(1)	1	3	(3)	-
Changes recognized in equity	-	-	(7)	-	(7)
Balance of deferred tax asset (liability) as at December 31, 2008	(203)	47	4	(4)	(156)
Changes recognized in profit or loss	44	10	-	7	61
Changes recognized in equity	-	-	4	-	4
Balance of deferred tax asset (liability) as at December 31, 2009	(159)	57	8	3	(91)

E.	Tax assessments

During 2009 The Company has received final tax assessments including the year ended 2007.  The Company recorded an additional tax expense of NIS 6 millions regarding the tax assessments.

F.	Court ruling regarding deductibility for tax purposes of financing expenses

On November 20, 2006, the Israeli Supreme Court overturned a previous ruling made by the Israeli District Court regarding the deductibility for tax purposes of financing expenses that might be attributed by the Israeli

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 25 - Income Tax (cont’d)

F.	Court ruling regarding deductibility for tax purposes of financing expenses (cont’d)

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

Note 26 - Operating leases

Non-cancelable operating lease rentals are payable as follows:

December 31 2009
NIS millions
Less than one year	215
Between one and five years	387
More than five years	41

643

During the year ended December 31 2009, NIS 251 million (including linkage to CPI of NIS 5.7 million) was recognized as an expense in profit and loss in respect of operating leases (2008 – NIS 262 million, including linkage to CPI of NIS 5 million).

Major operating lease and service agreements:

a.	Office buildings and warehouses – there are lease agreements for periods of up to 5 years and eleven months.

b.	Switching stations – there are lease agreements for switching station locations for periods of up to 7 years.

c.	Cell sites – there are lease agreements for cell sites for periods of up to 10 years and eleven months.

d.	Service centers, retail stores and stands – there are lease agreements for service and installation centers and stands for periods of up to 8 years and six months.

e.	Transmission services for cell sites and switches.

f.	Motor vehicles lease for a period of 3 years.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 27 - Commitments

1.	The Company has commitments regarding the license it was granted in 1994, most of which are:

a.	Not to pledge any of the assets used to execute the license without the advance consent of the Ministry of Communications.

b.
To pay the State of Israel royalties equal to 2% of the Company’s revenues generated from telecommunications services, less payments transferred to other license holders for interconnect fees or roaming services, sale of handsets and losses from bad debt. The rate of these royalties has decreased in recent years, from 4.5% in 2002, to 4% in 2003, to 3.5% in 2004 and 2005, to 3% in 2006, to 2.5% in 2007, to 2% in 2008 and to 1.5% in 2009. In 2010 and thereafter, the royalty rate will be 1%.

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

4.
In 2009, the Company has entered into a contract with Apple Sales International, for the purchase and distribution of iPhone handsets in Israel. In the contract, the Company has committed to purchase a minimum quantity of handsets during a period of three years, which is expected to represent a significant portion of the Company's expected handset purchase amount over that period. The total  amount of the purchases will depend on the prices of the handsets purchase price at the time of purchase.

5.	As at December 31, 2009, the Company has commitments to purchase equipment for the communications’ network and cellular telephone equipment, at an amount estimated at NIS 441 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 28 – Contingencies

A.	Contingent liabilities

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

The significant litigations and claims filed against the Company are as follow:

1.
In September 2000, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv–Jaffa by one of the Company’s subscribers in connection with VAT charges in respect of insurance premiums and the provision of insurance services that were allegedly provided not in accordance with the law. In February 2006, the motion for certification as a class action was denied. In March 2006, an appeal was filed with the Supreme Court challenging the dismissal. In December 2008, the appeal was partially allowed and the claim was returned for further consideration by the District Court of certain issues determined by the Supreme Court. If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiff to be NIS 402 million.

2.
In August 2001, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv–Jaffa by one of the Company’s subscribers in connection with the Company's outgoing call tariffs on the ‘Talkman’ (pre-paid) plan and the collection of a distribution fee for ‘Talkman’ calling cards. In June 2004, the motion for certification as a class action was denied. In September 2004, this decision was appealed to the Israeli Supreme Court. In July 2007, pursuant to the appeal, the Israeli Supreme Court granted a petition filed by both parties with mutual consent, in light of the Israeli Class Action Law, 2006, to resubmit the purported class action lawsuit for consideration in the District Court of Tel Aviv-Jaffa. If the claim is certified as a class action, the amount claimed is estimated by the plaintiff to be NIS 135 million. In January 2010, subsequent to the balance sheet date, the District Court accepted the Company's defense of limitations for the period prior to March 1999. The Company cannot quantify which portion of the claim was dismissed following that decision.

3.
In December 2002, a purported class action lawsuit was filed against the Company and another cellular operator in the District Court of Tel-Aviv–Jaffa in connection with the Company’s incoming call tariff to subscribers of other operators when calling the Company’s subscribers during the period prior to the regulation of interconnect fees. In December 2008, the motion for certification as a class action was dismissed with prejudice. In January 2009, an appeal was filed with the Supreme Court challenging the dismissal. If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiffs to be NIS 1.6 billion.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 28 – Contingencies (cont’d)

A.	Contingent liabilities (cont’d)

4.
In April 2003, a purported class action lawsuit was filed against two other cellular operators and the Company with the District Court of Tel-Aviv–Jaffa in connection with the Company’s incoming SMS tariff to subscribers of other operators when sending SMS messages to the Company’s subscribers during the period before the regulation of SMS interconnect fees. If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiffs to be NIS 90 million, without specifying the amount claimed from the Company individually.

5.
In August 2003, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv–Jaffa (and later transferred to the District Court of Central Region) by one of the Company’s subscribers in connection with the Company's method of rounding the rates of calls, the Company's method of linking rates of calls to the consumer price index and an alleged unlawful approval of a certain rate that was approved by the Ministry of Communications in 1996. In March 2006, the plaintiff filed an amended statement of its claim, following the amendment to the Consumer Protection Law in December 2005, to which the Company has replied. If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiff to be NIS 150 million. In August 2009, during preliminary proceedings, the court rejected the claim against the alleged unlawful approval granted by the Ministry of Communications. The Company cannot quantify which portion of the amount claimed is represented by this aspect of the lawsuit.

6.
In August 2006, a purported class action lawsuit was filed against the Company (and two other cellular operators) in the District Court of Tel-Aviv–Jaffa, by plaintiffs alleging to be subscribers of the defendants, in connection with sums allegedly unlawfully charged for a segment of a call that was not actually carried out. If the lawsuit is certified as a class action, the total amount claimed is estimated by the plaintiffs to exceed NIS 100 million, without specifying the amount claimed from the Company.

7.
In November 2006, a purported class action lawsuit was filed against the Company, a third party that had provided services to customers of the Company (“the Supplier”) and other parties allegedly related to the Supplier, in the District Court of Tel-Aviv–Jaffa by a subscriber of the Company. The lawsuit is in connection with sums allegedly charged by the Company in respect of content services of the Supplier without the subscriber’s consent. The request to certify the lawsuit as a class action was approved in March 2009, and the claim will be tried as a class action. The total amount claimed from the Company, the Supplier and other parties is estimated by the plaintiffs as approximately NIS 18 million, in addition to another NIS 10 million for mental anguish. In August 2009, the plaintiff, the Company and two content companies submitted an agreed request to the District Court to approve a settlement by which the two content companies will be joined as defendants and will return the amount charged (adjusted to changes in the Israeli Consumer Price Index for July 2006) in respect of the content services provided by the Supplier, to the Company's subscribers. The Company will guarantee the return of the charges by the content companies. The return sum (before index differences) is estimated to be approximately NIS 2.35 million. Additional 18.5% of the sum returned, will be paid as a fee to the plaintiff and plaintiff's counsel. The court appointed an expert to verify the return amount. The settlement awaits the court's approval.

8.
In February 2007, a purported class action lawsuit was filed against the Company (and 2 other cellular operators) in the District Court of Tel-Aviv by plaintiffs alleging to be subscribers of the three defendants, in connection with amounts that were allegedly overcharged in breach of the cellular operators’ licenses, based on charge units larger than the charge units the defendants

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 28 – Contingencies (cont’d)

A.	Contingent liabilities (cont’d)

were allegedly authorized to charge under their licenses for calls initiated or received by subscribers while abroad. In August 2009, the motion for certification as a class action was dismissed without prejudice and the lawsuit was dismissed with prejudice, at the plaintiffs' request. Had the lawsuit been certified as a class action, the total amount claimed from the defendants was estimated by the plaintiffs to be approximately NIS 449 million, of which approximately NIS 193 million was attributed to the Company.

9.
In May 2007, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv-Jaffa, by two plaintiffs alleging to be subscribers of the Company in connection with allegations that the Company, unlawfully and in violation of its license, raised its tariffs in pricing plans that include a commitment to purchase certain services for a fixed period. In December 2009, the purported class action was dismissed with prejudice, with plaintiffs' consent. Had the claim been certified as a class action, the amount claimed was estimated by the plaintiffs to be approximately NIS 875 million.

10.
In November 2007, a purported class action lawsuit was filed against the Company in the District Court of Central Region, by a plaintiff alleging to be a subscriber of the Company in connection with allegations that the Company charged its subscribers for content services without obtaining their specific consent in a manner which complies with the provisions of its general license. In April 2009, the motion for certification as a class action was dismissed without prejudice and the lawsuit was dismissed with prejudice, at the plaintiffs' request. Had the lawsuit been certified as a class action, the amount claimed was estimated by the plaintiff to be NIS 432 million.

11.
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

12.
In December 2007, a purported class action lawsuit was filed against the Company in the District Court of Central Region, by plaintiffs claiming to be the subscribers of the Company, in connection with sums the Company allegedly overcharged, when the Company raised its tariffs in certain calling plans. If the lawsuit is recognized as a class action, the amount claimed is estimated by the plaintiffs to be approximately NIS 44 million. In May 2009, following the Company notifying the court it had detected a charging malfunction and had fully repaid the amounts wrongfully charged to the subscribers (in a non significant amount), the court appointed an expert to verify that a full repayment was made by the Company.

13.
In February 2008, a purported class action lawsuit was filed against the Company in the District Court of Central Region, by plaintiffs claiming to be subscribers of the Company, in connection with amounts the Company allegedly overcharged, when the Company raised its tariffs for SMS

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 28 – Contingencies (cont’d)

A.	Contingent liabilities (cont’d)

packages. If the lawsuit is recognized as a class action, the amount claimed is estimated by the plaintiffs to be approximately NIS 43 million. In February 2009, the parties submitted an agreed request to the District Court to approve a settlement by which the Company will return a non significant amount to its subscribers. In February 2010, subsequent to the reporting date, the court's appointed expert provided his opinion as to the settlement proposed. The settlement awaits court's approval.

14.
In March 2008, a purported class action lawsuit was filed against the Company in the District Court of Central Region, by plaintiffs alleging to be the Company's subscribers in connection with allegations that the Company has unlawfully charged its' subscribers for providing them with call details records. In August 2009, the motion to certify the lawsuit as a class action was approved and the claim will be tried as a class action in relation to an allegation that the Company breached the agreements with its subscribers by charging them for the service it previously provided free of charge, without obtaining their consent. The Company appealed the decision and requested to halt proceedings until the appeal is decided. The total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 440 million.

15.
In April 2008, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by plaintiffs alleging to be subscribers of the Company in connection with allegations that the Company overcharged certain subscribers entitled to rebates under their agreement with the Company, by miscalculating the rebate. If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiffs to be approximately NIS 100 million.

16.
In May 2008, a purported class action lawsuit was filed against the Company and two other cellular operators in the District Court of Tel Aviv-Jaffa, by plaintiffs alleging to be subscribers of the defendants in connection with allegations that the defendants have unlawfully charged their subscribers for certain failed calls attempts made by the subscribers, while abroad. If the lawsuit is certified as a class action, the total amount claimed from all three defendants is estimated by the plaintiffs to be approximately NIS 50 million, without specifying the amount attributed to the Company.

17.
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

18.
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

19.
In March 2009, a purported class action lawsuit was filed against the Company, its chief executive officer and some of its directors, in the District Court of Central Region, by a plaintiff alleging to be a subscriber of the Company in connection with allegations that the Company unlawfully sent its subscribers commercial messages. On June 2009, with the consent of the

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

plaintiff, the chief executive officer and the directors were removed from the list of defendants,
Note 28 – Contingencies (cont’d)

A.	Contingent liabilities (cont’d)

If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 800 million.

20.
In May 2009, a purported class action lawsuit was filed against the Company, in the District Court of Tel-Aviv-Jaffa, by a plaintiff alleging to be a subscriber of the Company, in connection with allegations that the Company has misled its subscribers whose calling plan includes certain reduced tariff calls, by failing to specify certain limitations on reduced tariff calls. The plaintiff did not specify the amount claimed if the lawsuit is certified as a class action.

21.
In May 2009, a purported class action was filed against the Company in the District Court of Tel-Aviv-Jaffa, by two plaintiffs alleging to be the Company's subscribers, in connection with allegations that the Company unlawfully charged its subscribers for cellular internet "surfing packages" without obtaining their consent. In November 2009, the motion for certification as a class action was dismissed without prejudice and the lawsuit was dismissed with prejudice, at the plaintiffs' request. Had the lawsuit been certified as a class action, the total amount claimed from the Company was estimated by the plaintiffs to be approximately NIS 1.2 billion. A similar purported class action for a total amount of approximately NIS 15 million, filed against the Company in August 2008 was dismissed in July 2009, at the plaintiff's request.

22.
In August 2009, a purported class action lawsuit was filed against the Company, another cellular operator and a third party, in the District Court of Tel-Aviv–Jaffa by a plaintiff alleging to be a subscriber of the Company and the other cellular operator, in connection with sums allegedly charged by the Company and the other cellular operator in respect of SMS messages sent to the subscribers by the third party without the subscriber's consent. If the lawsuit is certified as a class action, the total amount claimed from the defendants is estimated by the plaintiff to be approximately NIS 33 million, without specifying the amount claimed from each defendant, of which approximately NIS 16.5 million is attributed to the Company.

23.
In August 2009, a purported class action was filed against the Company, another cellular operator and two content providers, in the District Court of Central Region, by two plaintiffs alleging to be subscribers of the cellular operators, in connection with sums allegedly charged by the defendants in respect of content services the subscribers allegedly did not order or which did not comply with certain legal requirements. If the lawsuit is certified as a class action, the total amount claimed from the defendants is estimated by the plaintiffs to be approximately NIS 347 million, of which approximately NIS 119 million is attributed to the Company.

24.
In November 2009, a purported class action lawsuit was filed against the Company, two other cellular operators and the Minister of Communications, in the District Court of Jerusalem, by four plaintiffs alleging to be subscribers of the two other cellular operators in connection with an allegation that the defendant cellular operators unlawfully discriminated against non orthodox customers by offering them less favorable prices and terms. In February 2010, subsequent to the reporting date, the motion for certification as a class action was dismissed in limine. Had the lawsuit been certified as a class action, the total amount claimed was estimated by the plaintiffs to be approximately NIS 900 million, without specifying the amount attributed to the Company individually.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 28 – Contingencies (cont’d)

A.	Contingent liabilities (cont’d)

25.
In December 2009, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv-Jaffa, by a plaintiff alleging to be a subscriber of the Company. in connection with allegations that the Company unlawfully included commercial content in internet pages viewed by its subscribers, through cellular "surfing" and unlawfully charged them for such surfing. The plaintiff did not make an estimate of the total amount claimed, if the lawsuit is certified as a class action.

26.
The Company was served with a number of purported class actions and other lawsuits by different plaintiffs and for different claims. If the purported class actions are certified as class actions, the aggregate amount claimed is estimated by the plaintiffs to be approximately NIS 38 million.

27.
A dispute exists between the Company and the Israeli Ministry of Communications with respect to the payment of fees for its use of the GSM and UMTS frequencies. The amount in dispute as at December 31, 2009, is approximately NIS 73 million (including interest and CPI linkage differences). Until a final decision on this matter, the Company has deposited approximately half of the principal of this amount with the Ministry of Communications. The Company has applied to the courts regarding this issue. In November 2009, the matter was brought before the Supreme Court and the parties have accepted the court's recommendation to  attempt to reach an agreed solution outside the court. The parties did not reach an agreement and are awaiting the court's ruling on the matter.

28.
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

30.
In January 2007, a lawsuit was filed against the Company in an arbitration proceeding for the amount of approximately NIS 35 million by a company that purchased cellular services from the Company in order to sell the services to its customers, alleging, among other things, that the Company has breached agreements between the parties and making claims concerning the

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 28 – Contingencies (cont’d)

Company's conduct. The Company rejects all claims made by the Plaintiff against the Company.

B.           Liens and guarantees

As part of issuance of the Series A and B debentures (see Note 14), the Company committed not to create liens on its assets so long as the debentures have not been fully repaid, except for a fixed lien on assets for purposes of securing credit that will permit acquisition of those assets.
The Company has given bank guarantees as follows:

a.	To the Government of Israel (to guarantee performance of the License) – U.S. $10 million.
b.	To the Government of Israel (to guarantee performance of the License for Cellcom Fixed Line Communication L. P.) - NIS 10 million.
c.	To suppliers and government institutions – NIS 16 million.
Note 29 - Related Parties

A.           Balance sheet

	December 31
	2007	2008	2009
	NIS millions	NIS millions	NIS millions
Current assets	-	74	3
Current liabilities	-	8	7
Long-term liability – debentures	142	255	286

B.	Transactions with related and interested parties executed in the ordinary course of business at regular commercial terms:

	Year ended December 31
	2007	2008	2009
	NIS millions	NIS millions	NIS millions
Income:
Revenues from services	16	14	32
Expenses:
Cost of revenue	38	61	77
Other	4	15	16

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 29 - Related Parties (cont'd)

C.           Key management personnel compensation (including directors)

In addition to their salaries, the Company also provides non-cash benefits to executive officers (such as a car, medical insurance, etc.), and contributes to a post-employment defined contribution plan on their behalf.

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

Executive officers also participate in the Company’s share option program (see note 17 regarding share-based payments).

Key management personnel compensation (including directors) comprised:

	Year ended December 31
	2007	2008	2009
	NIS millions	NIS millions	NIS millions
Short-term employee benefits	6	6	5
Share-based payments	11	10	-

	17	16	5

D.	An agreement with DIC

In October 2006, the Company entered into an agreement with DIC pursuant to which DIC provides the Company with advisory services in the areas of management, finance, business and accountancy in consideration of NIS 2 million per year linked to the Israeli CPI for June 2006. This agreement is for a term of one year and is automatically renewed for one-year terms unless either party provides 60 days' prior notice to the contrary.

E.	An agreements with Netvision 013 Barak

In July 2007, the Company entered into an agreement with Netvision 013 Barak ("Netvision") pursuant to which Netvision will provide the Company with interconnect and roaming services. In 2009, Netvision provided the Company interconnect and roaming services in the amount of NIS 30 million.  The agreement is renewed every year.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 30 – Subsequent events

1.
On February 4, 2010, subsequent to the balance sheet date, the Israeli parliament enacted the Law for Amendment of the Income Tax Ordinance No. 174 – temporary order for the tax years 2007, 2008 and 2009 (hereafter: "Amendment 174"). Amendment 174 provides that Israeli Accounting Standard No.29 – "Adoption of International Financial Reporting Standards" will not be applied for the purpose of determining the Income for the Tax purposes for the years detailed, even if applied in the Financial Statements. The Amendment had no material impact on the Company's financial statements.

2.
In January 2010, we entered an agreement with one of our dealers, to purchase its dealership operation. The transaction will be concluded during 2010, provided certain precedent conditions are met. The transaction is not expected to have a material effect on the Company's consolidated financial statements.