Form 20-F
period 2010-12-31
Cellcom Israel Ltd.
filed 2011-03-15
CIK 1385145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________________ to ________________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of December 31, 2010, the Registrant had outstanding 99,464,750 Ordinary Shares, par value NIS 0.01 per share.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  [X]  Yes    [  ]  No

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   [  ]  Yes    [X]  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  [X]  Yes    [  ]  No

Indicate by check mark whether the Registrant (1) has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  [  ]  Yes    [  ]  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

Item 17 [  ]

Item 18 [  ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).[  ]  Yes[X]  No

INTRODUCTION

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
Unless we indicate otherwise, U.S. dollar translations of the NIS amounts presented in this annual report are translated for the convenience of the reader using the rate of NIS 3.549 to $1.00, the representative rate of exchange as of December 31, 2010 as published by the Bank of Israel.

Trademarks

We have proprietary rights to trademarks used in this annual report which are important to our business.  We have omitted the “®” and “™” designations for certain trademarks, but nonetheless reserve all rights to them.  Each trademark, trade name or service mark of any other company appearing in this annual report belongs to its respective holder.

Industry and Market Data

This annual report contains information about our market share, market position and industry data.  Unless otherwise indicated, this statistical and other market information is based on statistics prepared by the Ministry of Communications of Israel, the Ministry of Finance of Israel, the Central Bureau of Statistics of Israel, the Bank of Israel and Merill Lynch. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed.  We have not independently verified the accuracy of market data and industry forecasts contained in this annual report that were taken or derived from these industry publications.

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

The selected data presented below under the captions “Income Statement Data,” and “Balance Sheet Data” for, and as of the end of, each of the years in the five-year period ended December 31, 2010, are derived from the consolidated financial statements of Cellcom Israel Ltd. and subsidiaries, which financial statements have been audited by Somekh Chaikin, an independent registered public accounting firm and a member firm of KPMG International. The consolidated financial statements as of  December 31, 2010, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2010, and the report thereon, are included elsewhere in this annual report. The selected data should be read in conjunction with the consolidated financial statements, the related notes, and the independent registered public accounting firm’s report and the convenience translation of the consolidated financial statements as of and for the year ended December 31, 2010 into U.S. dollars solely for the convenience of the reader.

The figures for the year 2006 have been restated to give retroactive effect to the initial implementation of the new Israeli Accounting Standard No. 27, “Property, plant and equipment”, which came into effect on January 1, 2007. See note 2.U.2. to our consolidated financial statements for the year ended December 31, 2007 (included in our annual report on Form 20-F for the year ended December 31, 2007).

The figures for the years 2007 and 2008 have been adjusted to give the retrospective application effect of the change in our accounting policy with respect to subscriber acquisition and retention costs, applied in June 2009, retrospectively from January 1, 2007. See note 2.H to our consolidated financial statements for the year ended December 31, 2009 (included in our annual report on Form 20-F for the year ended December 31, 2009).

The information presented below under the caption “Other Data” contains information that is not derived from the financial statements.

The selected information also includes certain items for the year 2006 in accordance with U.S. GAAP.  Israeli GAAP differs in certain significant respects from U.S. GAAP.  For a summary of certain significant differences, see note 28 to our consolidated financial statements for the year ended December 31, 2007 (included in our annual report on Form 20-F for the year ended December 31, 2007).

For your convenience, the following tables also contain U.S. dollar translations of the NIS amounts presented at December 31, 2010, translated using the rate of NIS 3.549 to $1.00, the representative rate of exchange on December 31, 2010 as published by the Bank of Israel.

Year Ended December 31,
2006
(In NIS millions, except per share data)
Income Statement Data: In accordance with Israeli GAAP
Revenues	5,622
Cost of revenues	3,273
Selling and marketing expenses	656
General and administrative expenses	659
Other expenses, net	6
Operating income	1,028
Financing expense, net	(155)
Income tax	314
Net income	559
Basic earnings per share	5.73
Diluted earnings per share	5.73
Weighted average ordinary shares used in calculation of basic earnings per share	97,500,000
Weighted average ordinary shares used in calculation of diluted earnings per share	97,500,000

U.S. GAAP Data(1):
Net income	494
Basic earnings per share	5.07
Diluted earnings per share	5.07

Other Data:
EBITDA(2)	1,864
Capital expenditures	521
Dividends declared per share	4.41

Year Ended December 31,
2006
(In NIS millions, except per share data)
Net cash provided by operating activities	1,477
Net cash used in investing activities	(633)
Net cash used in financing activities	(2,560)
Subscribers (in thousands) (3)	2,884
Period churn rate(4)	16.8%
ARPU (in NIS)(5)	149

	Year Ended December 31,
	2007	2008	2009	2010	2010
	(In NIS millions, except per share data)				(In US$ millions)
Income Statement Data: In accordance with IFRS
Revenues	6,050	6,417	6,483	6,662	1,877
Cost of revenues	3,315	3,396	3,333	3,322	936
Selling and marketing expenses	685	701	716	756	213
General and administrative expenses	653	659	660	641	181
Other (income) expenses, net	3	(29)	6	5	1
Operating income	1,394	1,690	1,768	1,938	546
Financing expense, net	(147)	(310)	(219)	(230)	(65)
Income tax	328	391	367	417	117
Net income	919	989	1,182	1,291	364
Basic earnings per share	9.42	10.12	12.01	13.04	3.68
Diluted earnings per share	9.34	9.96	11.90	12.98	3.66
Weighted average ordinary shares used in calculation of basic earnings per share	97,500,000	97,721,339	98,432,757	98,979,544
Weighted average ordinary shares used in calculation of diluted earnings per share	98,441,260	99,279,924	99,306,714	99,480,791
Other Data:
EBITDA(2)	2,187	2,482	2,529	2,667	751
Capital expenditures	651	633	663	735	207
Dividends declared per share	13.90	11.23	11.91	13.85	3.90
Net cash provided by operating activities	1,820	1,745	2,080	2,380	671
Net cash used in investing activities	(560)	(528)	(774)	(889)	(251)
Net cash used in financing activities	(405)	(1,853)	(678)	(1,861)	(524)
Subscribers (in thousands)(3)	3,073	3,187	3,292	3,394
Period churn rate(4)	16.3%	18.9%	19.6%	20.5%
ARPU (in NIS)(5)	150	149	144	144	40.6

As at December 31,
2006
(In NIS millions)
Balance Sheet Data: In accordance with Israeli GAAP
Cash	56
Working capital	237
Total assets	5,323
Shareholders’ equity	597

U.S. GAAP Data(1):
Total assets	8,998
Shareholders’ equity	4,134

	As at December 31,
	2007	2008	2009	2010	2010
		(In NIS millions)			(In US$ millions)
Balance Sheet Data: In accordance with IFRS
Cash	911	275	903	533	150
Working capital	716	461	1,254	924	260
Total assets	6,294	5,488	6,379	5,996	1,689
Shareholders’ equity	881	390	374	341	96

(1)
Following the Company's adoption of IFRS, as issued by the IASB, the Company is no longer required to reconcile its financial statements prepared in accordance with IFRS to U.S. GAAP. Therefore, certain items in accordance with U.S. GAAP are presented only for the year 2006. Under U.S. GAAP, DIC’s acquisition of our shares in 2005 is treated as a purchase that requires a revaluation of our assets and liabilities, leading to increased amortization expense of intangible assets, offset by decreased depreciation expense of tangible assets under U.S. GAAP.  In addition, we were required to push down certain DIC debt and the interest expense relating to such debt incurred to finance the acquisition until it was repaid in early 2006, leading to increased financial expense under U.S. GAAP.

(2)
EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net; income tax; depreciation and amortization.  We present EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our significant debt), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) the age of, and depreciation expenses associated with fixed assets.  EBITDA should not be considered in isolation or as a substitute for operating income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of our profitability or liquidity.  EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses.  In addition, EBITDA, as presented in this annual report, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

The following is a reconciliation of net income to EBITDA:

Year Ended December 31,
2006
(In NIS millions)
In accordance with Israeli GAAP
Net income	559
Financing expense (income), net	155
Other expenses (income), net	6
Income taxes	314
Depreciation and amortization	830
EBITDA	1,864

	Year Ended December 31,
	2007	2008	2009	2010	2010
	(In NIS millions)				(In US$ millions)
In accordance with IFRS
Net income	919	989	1,182	1,291	364
Financing expense (income), net	147	310	219	230	65
Other expenses (income), net	3	(29)	6	5	1
Income taxes	328	391	367	417	117
Depreciation and amortization	790	821	755	724	204
EBITDA	2,187	2,482	2,529	2,667	751

(3)
Subscriber data refer to active subscribers.  We use a six-month method of calculating our subscriber base which means that we deduct subscribers from our subscriber base after six months of no revenue generation or activity on our network by or in relation to both the post-paid and pre-paid subscriber.  The six-month method is, to the best of our knowledge, consistent with the methodology used by other cellular providers in Israel.

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

We have set out below the calculation of ARPU for each of the periods presented:

	Year Ended December 31,
	2006	2007	2008	2009	2010	2010
	(In NIS millions, except number of subscribers and months)					(In US$ millions)
Revenues	5,622	6,050	6,417	6,483	6,662	1,877
less revenues from equipment sales	636	635	745	751	802	226
less other revenues*	61	93	135	162	124	35
Revenues used in ARPU calculation (in NIS millions)	4,925	5,322	5,537	5,570	5,736	1,616
Average number of subscribers	2,757,133	2,955,855	3,105,022	3,215,492	3,322,891	3,322,891
Months during period	12	12	12	12	12	12
ARPU (in NIS, per month)	149	150	149	144	144	41

*      Other revenues include revenues from repair services, transmission services and landline services.

  Exchange Rate Information

The following table shows, for each of the months indicated, the high and low exchange rates between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:

Month	High (NIS)	Low (NIS)

September 2010	3.798	3.665
October 2010	3.645	3.569
November 2010	3.684	3.580
December 2010	3.665	3.549
January 2011	3.710	3.528
February 2011	3.713	3.602

On March 10, 2011 the daily representative rate of exchange between the NIS and U.S. dollar as published by the Bank of Israel was NIS 3.567 to $1.00.

The following table shows, for periods indicated, the average exchange rate between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar, calculated based on the average of the representative rates of exchange on the last day of each month during the relevant period as published by the Bank of Israel:

Year	Average (NIS)

2006	4.442
2007	4.085
2008	3.568
2009	3.927
2010	3.732

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

Our operations are subject to the regulatory and supervisory authority of additional Israeli regulators which includes also the authority to impose criminal and administrative sanctions against us including, among others, the Ministry of Environmental Protection;  the Anti Trust Commissionaire; the Ministry of Justice and the Law, Information and Technology Authority at the Ministry of Justice - in charge of issues such as data bases and privacy protection; the Fair Trade Authority (at the Ministry of Industry and Commerce). We have witnessed increased activity by some of these regulators in 2010 and expect this trend to continue. Increased supervision and regulation of our activities could limit our freedom to conduct our business and harm our results of operations.

Our general license is valid until February 2022. It may be extended for additional six-year periods upon our request to the Ministry of Communications and confirmation from the Ministry of Communications that we have complied with the provisions of our license and the applicable law, have continuously invested in the improvement of our service and network and have demonstrated the ability to do so in the future.  Our other licenses are also limited in time.  However, our licenses may not be extended when necessary, or, if extended, the extensions may be granted on terms that are not favorable to us.  In addition, the Ministry of Communications has modified and may modify our licenses without our consent and in a manner that could limit our freedom to conduct our business and harm our results of operations. Possible changes to our license and legislation which would require us to change our calling plans and information systems frequently or in a timetable we cannot meet, can increase the risk of noncompliance with our license or violation of such legislation and our exposure to lawsuits and regulatory sanctions.

Further, our business and results of operations could be materially and adversely affected by new legislation and decisions by our regulators that:

·
reduce tariffs, including interconnect tariffs, roaming tariffs, or otherwise intervene in the pricing policies for our products and services, including by requiring us to offer a "limited credit" service to our post-paid customers, by requiring us to offer "data only" services and intervening in pricing and terms of such services, and by prohibiting subscription fees for certain services. The reduction of interconnect tariffs that came into force in January 1, 2011, is expected to have a material adverse affect on our results of operations. See "Item 4. Information on the Company – B. Business Overview – Government Regulations – Tariff Supervision" for additional details;

·
increase the number of competitors in the cellular market, including by awarding cellular licenses to additional UMTS operators and Mirs (following a UMTS spectrum tender for two additional UMTS operators published by the Ministry of Communications in September 2010), to additional  mobile virtual network operators or MVNO and licenses for the use of our network by competing technologies, such as Voice over Boradband over Cellular, or VoC; awarding such competitors certain benefits and leniencies not available to existing cellular operators, including through requiring us to allow usage of our network by such competitors and at unfavorable terms to us; limit our ability to compete, including by limiting our ability to develop our network and by preferring new and/or small competitors in the allocation of  frequencies, including those designated to the 4G of cellular services. See "Item 4. Information on the Company – B. Business Overview" under "Competition" and under "Government Regulations – Mobile Virtual Network Operator" and - Additional UMTS Operators " for additional details;

·	impose new safety or health-related requirements;

·
impose additional restrictions or requirements with respect to the construction and operation of cell sites or the network, including as a result of MVNO hosting services, national roaming and site sharing;

·
impose restrictions on the provision of services or products we currently provide or regulate or otherwise intervene with the terms under which we advertise and market them and provide them to our subscribers, including in respect of existing agreements;

·	impose restrictions on the provision of cellular internet services, including by providing customers their choice of ISP services provider;

·	limit or otherwise intervene with the services or products that we may sell;

·	set higher service standards; or

·	impose a stricter policy with respect to privacy protection, such as with regard to data protection, collection or usage of data for marketing activities.

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

We have experienced difficulties in obtaining some of these consents and permits, particularly in obtaining building permits for cell sites from local planning and building authorities. As of December 31, 2010, we operated a small portion of our cell sites without building permits or applicable exemptions. Although we are in the process of seeking to obtain building permits or to modify our cell sites in order to satisfy applicable exemptions, we may not be able to obtain all the necessary permits or make the necessary modifications.

Approximately 31% of our cell sites operate without building permits in reliance on an exemption from the requirement to obtain a building permit, mainly for radio access devices. Our reliance on the exemption for radio access devices had been challenged by local planning and building authorities in the courts and in May 2008 the District Court of Tel-Aviv-Jaffa, in its capacity as court of appeals, ruled that our and other cellular operators’ devices do not meet the exemption’s requirements and therefore the exemption may not be relied upon by us and by other cellular operators. We and other cellular operators appealed against this ruling to the Supreme Court. Additionally, in November 2008, the District Court of Central Region, in its capacity as court of appeals, ruled that the exemption does not apply to radio access devices, if the rooftop, on which those devices are located, is at the same level as a residence or other building that is regularly frequented by people. The exemption is also the subject of two petitions filed with the Supreme Court.

In September 2009, the Attorney General concluded that the application of the exemption does not balance properly the different interests involved and therefore cannot continue unchanged. According to the Attorney General's opinion, the Israeli Minister of Interior Affairs submitted a draft regulations for approval by the Economy Committee of the Israeli Parliament in March 2010. The draft regulations includes significant limitations on the ability to construct radio access devices based on such exemption, including a limitation of the number of such radio access devices to 5% of the total number of cell sites constructed or to be constructed with a building permit in a certain area during a certain period (which will render the construction of radio access devices based on the exemption practically impossible), and to circumstances in which a request for a building permit for the radio access device was filed and no resolution has been granted within the timeframe set in the regulations. In September 2010, the Israeli Supreme Court issued an interim order prohibiting further construction of radio access devices in cellular networks in reliance on the exemption. The interim order, issued pursuant to the Israeli Attorney General's request, will be in effect until the enactment of the proposed regulations or other decision by the court. A further decision of the Supreme Court in February 2011, states that the order will not apply to the replacement of existing radio access devices under certain conditions.

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

In addition, we may be operating a significant number of our cell sites in a manner that is not fully compatible with the building permits issued for these cell sites which may, in some cases, also constitute grounds for termination of their lease agreements or claims for breach of such agreements. Our rooftop microwave sites and repeaters operate in reliance upon an exemption from the requirement to obtain a building permit.  Substantially all of our outdoor microwave sites are rooftops.  It is unclear whether other types of repeaters require a building permit. Our reliance on an exemption from the requirement to obtain building permits for repeaters has not, to date, been considered by the courts.

An annulment of or inability to rely on or substantial limitation of the exemption could adversely affect our existing networks and networks build-out, particularly given the objection of some local planning and building authorities to grant due permits where required, could have a negative impact on our ability to obtain environmental permits for these sites, and could negatively affect our ability to continue to market our products and services effectively. This may have a material adverse effect on our results of operations and financial condition. See “Item 4. Information on the Company – B.  Business Overview - Government Regulations— Permits for Cell Site Construction" for additional details regarding the exemption.

Operation of a cell site or other facility without a building permit or not in accordance with the permit or other legal requirements may result in the issuance of a demolition order for the cell site or other facility or the bringing of criminal charges against us and our officers and directors. Certain of our cell sites have been subject to demolition orders. In addition, criminal charges have been brought against us and our officers and directors in connection with cell sites that were alleged to have been constructed or used without the required permits or not in accordance with the permits granted. As of December 31, 2010, 19 criminal and administrative proceedings are outstanding; a demolition order has been granted with respect to two cell sites while the remaining 17 proceedings are pending further litigation.

Pursuant to the Israeli Non-Ionizing Radiation Law, 2006, the granting or renewal of an operating permit by the Commissioner of Environmental Radiation at the Ministry of

Environmental Protection of Israel for a cell site or other facility is subject to the receipt of a building permit or the facility being exempt from the requirement to obtain a building permit. Should we fail to obtain building permits for our cell sites or other facilities, including in the event that our reliance upon an exemption from the requirement to obtain building permits for these cell sites and other facilities is found invalid, the Commissioner of Environmental Radiation at the Ministry of Environmental Protection will not grant or renew our operating permits for those cell sites and other facilities. Since October 2007, the Commissioner of Environmental Protection took the position that he will not grant or renew operating permits to radio access devices, where the local planning and building committee’s engineer objected to our reliance upon the said exemption for radio access devices. For reasons not related to radiation hazards, we have not received environmental permits for a few  cell sites, primarily due to building and planning issues, such as objections by local planning and building committee's engineers to our reliance on the exemption from obtaining building permits for radio access devices. Operating a cell site or a facility without an operating permit could subject us and our officers and directors to criminal, administrative and civil liability.

The Non-Ionizing Radiation Law further grants the Commissioner authority to issue eviction orders if a cell site or other facility operates in conflict with its permit, and it imposes criminal sanctions on a company and its directors and officers for violations of the law. Failure to comply with the Non-Ionizing Radiation Law or the terms of a permit can lead to revocation or suspension of the permit, as well as to withholding the grant of permits to additional cell sites of that operator.

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

A draft amendment to the Non-Ionizing Radiation Regulations published in December 2008, was submitted in October 2010 for approval by the Internal Affairs Committee of the Israeli Parliament. In addition, a bill amending the Non-Ionizing Radiation Law so as to prohibit the grant of permits under such law for the construction and operation of cell sites situated within 75 meters from senior citizens' institutions, education institutions, shelters and hospitals, passed a preliminary stage of enactment in the Israeli Parliament in October 2010. According to the bill, such permits granted prior to the enactment of the bill shall expire within 6 months from its effective date. If restrictions similar to those included in a previous draft of the Non-Ionizing Radiation Regulations (which included additional restrictions in relation to the operation of cell sites and other facilities) or the proposed change to the Non-Ionizing Radiation Law are subsequently adopted, they will, among other things, limit our ability to construct new cell sites (and if applied to existing cell sites, it will also limit our ability to renew operating permits for many of our existing cell sites), will adversely affect our existing networks and networks build out, specifically in urban areas, and could adversely affect our results of operations. See “Item 4. Information on the Company – B.  Business Overview - Government Regulations— Permits for Cell Site Construction" for additional details regarding a proposed amendment to the Non-Ionizing Radiation Law, seeking to cancel the requirement to obtain the Minister of Communications' approval to the Non-Ionizing Radiation Regulations, where such regulations may have a substantial and direct effect on the monetary burden imposed on the communication market.

The Israeli National Zoning Plan 36, or the Plan, which regulates cell site construction and operation is in the process of being changed. Current proposed changes impose additional restrictions and requirements on the construction and operation of cell sites. In June 2010, the proposed changes were approved by the Israeli National Council for Planning and Building and submitted for the approval of the Government of Israel. If the proposed changes are approved by the Israeli Government they will harm our ability to construct new cell sites, make the process of obtaining building permits for the construction and operation of cell sites more cumbersome and costly, could adversely affect our existing network and may delay the future deployment of our network and could negatively affect the extent, quality and capacity of our network coverage and our ability to continue to market our products and services effectively, all of which could have a material adverse effect on our results of operations and financial condition.

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

If we are unable to obtain or rely on exemptions from obtaining or renew building or other consents and permits for our existing cell sites or other facilities, we will be required to demolish or relocate these cell sites and facilities.  Our inability to relocate sites or other facilities in a timely manner or to construct and operate new sites or other facilities (if we are unable to obtain the necessary consents and permits or rely on the exemption from the requirement to obtain a building permit), could adversely affect our existing network, resulting in the loss of subscribers, prevent us from meeting the network coverage and quality requirements contained in our license (which may lead to its revocation) and adversely impact our network build-out, all of which may have a material adverse effect on our results of operations and financial condition.

We may be required to indemnify certain local planning and building committees in respect of claims against them.

Under the Israeli Planning and Building Law, 1965, by approving a building plan, local planning and building committees may be held liable to compensate for depreciation of properties included in or neighboring the approved plan.

In January 2006, the law was amended to require an applicant, as a precondition to obtaining a cell site construction permit from a planning and building committee, to provide a letter to the committee indemnifying it for possible depreciation claims.  As of December 31, 2010, we have provided approximately 323 indemnification letters to local planning and building committees. Calls upon our indemnification letters may have a material adverse effect on our financial condition and results of operations. We may also decide to demolish or relocate existing cell sites to less favorable alternatives and to construct new cell sites in alternative, less suitable locations or not at all, due to the obligation to provide indemnification.  As a result, our existing service may be impaired or the expansion of our network coverage could be limited.

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

Handsets, accessories and various types of cell sites are known to be sources of non-ionizing radiation emissions and are the subject of a public debate in Israel. While, to the best of our knowledge, the handsets that we market comply with the applicable legislation that relate to acceptable “specific absorption rate,” or SAR, levels, we rely on the SAR levels published by the manufacturers of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers’ approvals refer to a prototype handset, we have no information as to the actual level of SAR of the handsets throughout the lifecycle of the handsets, including in the case of handset repair. See also “Item 4. Information on the Company – B. Business Overview - Government Regulations - Handsets”. Recommendations by the Israeli Ministry of Health published in July 2008, to take precautionary measures when using cellular handsets, have increased the concerns of the Israeli public. The Ministry of Health indicated that although the findings of the international study on whether cellular phone usage increases the risk of developing certain tumors were not yet finalized, partial results of several of the studies were published, and while these studies did not demonstrate a connection between cellular phone exposure and tumor growth, a relationship between prolonged cellular phone usage and tumor development was observed in some of these studies. Several bills, aimed at increasing awareness of the possible risks of cellular phones usage, reducing usage thereof and introducing precautionary measures are awaiting deliberation by the Israeli Parliament.

Health concerns regarding cell sites have already caused us difficulties in obtaining permits for cell site construction and obtaining or renewing leases for cell sites and even resulted in unlawful sabotage of a small number of cell sites and have further prompted a bill prohibiting the grant of permits under the Non-Ionizing Law for the construction and operation of cell sites, situated within 75 meters from senior citizens' institutions, education institutions, shelters and hospitals. See "We may not be able to obtain permits to construct and operate cell sites" above for additional details. In July 2009, the Ministries of Interior Affairs and Environmental Protection adopted a position (as part of the recommendations made by an inter-ministry committee established to examine the appropriateness of future application of the exemption from obtaining building permits for radio access devices) that, with respect to radiation safety, cell sites constructed pursuant to a building permit are preferable to radio access devices and that utilizing a cellular network to provide advanced services which can be provided through a landline network,  is unjustified in light of the preventive care principle set forth in the Israeli Non-Ionizing Radiation Law. Further,  in February 2011, the Ministry of Health and the Ministry of Environmental Protection notified the Ministry of Communications they will object to the construction of  4G networks in Israel, unless the need and justification for 4G services are first discussed among the Ministries, in light of the preventive care principle.

If health concerns regarding non-ionizing radiation increase further, or if adverse findings in studies of non-ionizing radiation are published or if non-ionizing radiation levels are found to be higher than the standards set for handsets and cell sites, consumers may be discouraged from using cellular handsets and regulators may impose additional restrictions on the construction and operation of cell sites or handset usage. As a result, we may experience increased difficulty in constructing and operating cell sites and obtaining leases for new cell site locations or renewing leases for existing locations (although so far, in total we have experienced renewal problems with approximately 7% of our cell site leases each year); we may be exposed to property depreciation claims; we may lose revenues due to decreasing usage of our services; we may be subject to increased regulatory costs; and we may be subject to health-related claims for substantial sums. We have not obtained insurance for these potential claims. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information – Legal Proceedings—Purported class actions” for additional details on two purported class actions filed against us in that respect and an additional purported class action filed against us for not obtaining such insurance. An adverse outcome or settlement of any health - related litigation against us or any other provider of cellular services could have a material adverse effect on our results of operations, financial condition or prospects.

We face intense competition in all aspects of our business.

The Israeli cellular telephone market is highly competitive. We compete for subscribers with three other cellular operators. While we enjoy the largest market share, estimated to be 34.5% as of December 31, 2010, two of our competitors, Partner and Pelephone, enjoy estimated market shares of 32% and 29% respectively, with MIRS Motorola Communications Ltd., or MIRS, estimated to have a market share of 4.3%. The current competitive pressure in the Israeli market results primarily from the highly penetrated state of the market.  See also “Item 4. Information on the Company - B. Business Overview - The Telecommunications Industry in Israel”. This means that market growth is limited and cellular operators compete intensely to retain their own subscribers and attract those of their competitors. The competition in our market has been increasing following the launch of Pelephone's UMTS/HSPA network in 2009 and various regulatory and other changes to the market and has further increased following the compulsory reduction of early termination fees in calling plans which include a commitment to a predefined period, or Early Termination Fees, to a negligible amount as of February 1, 2011, as it eliminates the transfer barrier between operators. This has resulted in materially increased churn rate and increased subscriber acquisition and retention costs due to materially increased recruitment of subscribers since February 1, 2011. Further, competition changes as cellular operators enter into additional communication markets, such as broadband and landline telephony and in light of the acquisitions in the Israeli communication market (as detailed below). Any of the following developments in our market is expected to increase competition further and the increasing competition may result in a material increase in churn rate, loss of market share, increased subscriber acquisition and retention costs and ultimately reduced profitability for us:

·	a shift of outgoing calls to landline and callback alternatives, following the reduction of interconnect tariff, as it decreases the size of the market in which we compete;

·
the entry into the Israeli cellular market by additional operators or MVNOs (or dealers with leading brand names marketing the services of another operator) or the launch of a UMTS network by Mirs (as it would strengthen Mirs's ability to compete in the provision of inbound and outbound roaming services as well as improve its competitive position in the market) could increase competition and thus may have a material adverse effect on our revenues. To date eight entities were granted MVNO licenses (of which two have entered into a hosting agreement with Pelephone and are expected to commence operations in the second half of 2011), and the Ministry of Communications is expected to grant additional MVNO licenses. For additional details see "Item 4. Information on the Company - B. Business Overview – The Communications Market in Israel - Cellular Services". The Ministry of Communications is further expected to grant additional UMTS licenses, following the completion, if completed, of a UMTS spectrum tender for two additional UMTS operators, allowing participation only to new operators and Mirs, published by the Ministry of Communications in September 2010 and expected to be completed during the first half of 2011. The winners will be awarded some leniencies in the construction of their network and will be able to use national roaming through existing cellular operators to provide service. See "Item 4. Information on the Company – B. Business Overview" under "Competition" and under "Government Regulations – Mobile Virtual Network Operator" and "Additional UMTS Operators" for additional details;

·
Pelephone’s offering of certain services jointly with its parent company, Bezeq, the incumbent landline operator; although Bezeq and Pelephone may not currently offer integrated or combined packages of cellular and landline telephone and other telecommunication services, . in February 2011 the Ministry of Communications has published a hearing in relation to Bezeq's future offering of certain services jointly with its subsidiaries, provided that a similar bundle is made available by a competitor of Bezeq (such as a landline and cellular bundle) and subject to each of the services in Bezeq's bundle being available for sale separately. Further, in March 2011, a public committee appointed by the Ministry of Communications in March 2010 to examine Bezeq's tariffs structure and tariffs for landline wholesale services, published the recommendations it is considering , for public comments,  including recommendations to require landline operators who hold a general license (such as Bezeq) to allow usage of their infrastructure by other operators and annul the structural limitations in the Bezeq group provided a wholesale market of landline services is available for other operators, (including through the Israeli Electric Company initiative). If such recommendations are ultimately adopted, they will allow Pelephone to offer integrated packages with Bezeq and other subsidiaries of Bezeq (other than multichannel television services) without limitations. See "Item 4. Information on The Company – B. Business Overview - Competition";

·
 increased usage of competing technologies, applications and services, allowing usage of our network with or without an operator, such as VoC or other technologies, such as WiFi, more so following the increased usage of smart phones. To date, VoC services are available under three trial licenses granted by the Ministry of Communications and using VoC based software on smart phones. The Ministry of Communications has recently published a hearing in relation to VoC license, under which  cellular operators will be required to provide data only services, including at lower speed rates and price them by speed rate. Under a recent amendment to the Communication Law, any limitation or blocking of internet based services or applications is forbidden, including by differentiating pricing;

·
the expansion of the "Open Garden" content provision offerings, as it may transform the cellular operator, previously the provider of content to its subscribers, into one of many content providers competing to provide content to the operator's own subscribers; The Open Garden international trend is facilitated by technological changes allowing high speed internet surfing and supporting handsets and the entry of international media providers and handsets manufacturers into the cellular content provision market.  Further, expansion of arrangements such as that introduced by Apple, in which subscribers can purchase content only through their handset manufacturer's store, could adversely effect our content revenues. See "Item 4. Information on the Company – B. Business Overview" under "Competition";

·
new initiatives and combinations of services following the acquisitions in the Israeli communication market, as it will allow some of the players to offer quadruple and even quintuple service bundles to existing customers in each of their previously separated platforms as well to new customers, such as the MIRS – Hot combination and the Partner – Smile acquisition. This may also lead to a change in the regulation applied to Bezeq and to the offering of bundles by Bezeq and its subsidiaries. For details see "Item 4. Information on The Company – B. Business Overview - The Telecommunications Industry in Israel - Cellular Services" and B. Business Overview – Competition"; and

·
a proposed amendment to the Israeli Restrictive Trade Practices Law, 1988, which passed the preliminary phase of enactment in the Israeli parliament in November 2010 includes: (1) giving the Director General of the Israeli Antitrust Authority the power to determine that certain entities in a specific market act as oligopoly, based on the existence of conditions for effective competition (or lack thereof) in the relevant market rather than on the actual lack (or low level) of competition; (2) giving the Director General of the Antitrust Authority the power to distinguish between an oligopoly and a monopoly allowing the Director General to give instructions to all or some of the participants of an oligopolic market, in order, among others, to maintain or increase the competition level among the participants, including the authority to issue orders to remove or to ease entry or transfer barriers, to cease a participant's activity, or otherwise regulate the activities of such oligopoly. If the Director General decides that the Israeli cellular market is oligopolistic, the

Director General may take measures which could limit our freedom to manage our business, increase the competitive pressures that we face and adversely affect our results of operations.

We could be subject to legal claims due to the inability of our information systems to fully support our calling plans.

In order to attract and retain the maximum number of subscribers in our highly competitive market, we design specific calling plans to suit the preferences of various subscriber groups. We require sophisticated information systems to record accurately subscriber usage pursuant to the particular terms of each subscriber’s plan as well as accurate database management and operation of a very large number of calling plans.  From time to time, we have detected some discrepancies between certain calling plans and the information processed by our internal information systems, such as applying an incorrect rebate or applying an incorrect tariff to a service resulting in a higher charge. We have invested substantial resources to refine and improve our information and control systems and ensure that our new calling plans are appropriately processed by our information systems; we have also taken steps to remedy the identified discrepancies and have established reserves where the discrepancies are quantifiable. Despite our substantial investments, we may experience discrepancies in the future due to the multiplicity of our plans and the scope of the processing tasks. Further, while we invest substantial efforts in monitoring our employees and third-party distributors and dealers that market our services, it is possible that some of our employees, distributors or dealers may offer terms and make (or fail to make) representations to existing and prospective subscribers that do not fully conform to applicable law, our license or the terms of our calling plans. As a result of these discrepancies, we may be subject to subscribers’ claims, including class action claims, and substantial sanctions for breach of our license or the applicable laws and regulations that may materially adversely affect our results of operations.  Further, changes to our general license and relevant legislation require ongoing changes to our operations, calling plans and supporting information systems. Such changes increase the risk that our employees, distributors and dealers and our information systems will not fully support such changes.

We are exposed to, and currently are engaged in, a variety of legal proceedings, including class action lawsuits.

We provide services to millions of subscribers on a daily basis. As a result of the scope and magnitude of our operations we are subject to the risk of a large number of lawsuits, including class action suits by consumers and consumer organizations, with respect to billing and other practices. These actions are costly to defend and could result in significant judgments against us. The Israeli Class Actions Law, 2006 and the 2005 amendment to the Israeli Consumer Protection Law, 1981 include provisions that expand the causes of action for which a class of litigants may bring suit, including with regard to any damages allegedly incurred prior to the effective date of these laws, reducing the minimal requirements for certification of a class action lawsuit and reducing the qualifications required to be a lead plaintiff in a class action lawsuit. Following these changes, an increased number of requests to certify lawsuits as class actions were approved by Israeli courts. These laws have increased and may continue to increase the number of requests for certification of class actions against us, our legal exposure and our legal costs in defending against such suits, which as a result may materially and adversely affect our financial results. Other legislative amendments, such as the amendment to the Communications Law, regulating "spam" and other amendments to the Consumer Protection Law, stricter policy by regulators, as well as the growing tendency of adopting comprehensive and burdensome regulation for the cellular market, also encourage the filing of lawsuits, including purported class actions, against us. During 2010, the number of purported class actions filed against us has tripled in comparison with 2009 with more lawsuits seeking compensation for non-monetary damages. Currently, we are engaged in dozens of purported class action suits as a defendant, many of which are for substantial amounts.  In 2009, two requests to certify lawsuits as class actions against us were approved and shall be tried as class actions. We have settled one and the other one continues to be tried in the District Court as a class action. Should this class action succeed or other requests to certify lawsuits against us as class actions are approved and succeed, this may have a material adverse affect on our financial results. For a summary of certain material legal proceedings against us, see “Item 8 – Financial Information - A. Consolidated Statements and Other Financial Information –Legal Proceedings”.

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

As a result of an amendment to the Communications Law in March 2005, cellular and landline telephone operators were required to implement number portability by September 1, 2006.  Number portability permits subscribers to change to another network operator without having to change their telephone numbers. Despite efforts to introduce the requisite technology and coordinate the transition to number portability by September 1, 2006, no cellular or landline operator had implemented number portability by that date and Number portability was implemented on December 2, 2007. See "Item 4. Information on the Company – B. Business Overview – Competition” for additional details.

In 2005, our license was amended to regulate charging for SMS messages sent outside our network, which, under one interpretation of the amendment, may lead to claims of our not being in compliance with our license. We have fulfilled the license requirements, even under this potential interpretation, with respect to substantially all SMS messages sent to subscribers outside our network. However, if such interpretation of the amendment prevails, we may face claims of having been late in implementing this amendment with respect to all such SMS messages. We had notified the Ministry of Communications of our technological inability to fully implement the amendment, if it is so interpreted. The Ministry of Communications had proposed an amendment to our license to resolve this problem, which we believe is unsatisfactory because it does not change the charging criteria but mainly proposes certain customer notification requirements.

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

Our operations are dependant on complex technology

Our operations are dependant on a number of complex technological systems. The occurrence of malfunctions in such complex and ever changing and expanding systems is inevitable. A malfunction in any of our systems which severely impacts our ability to provide products and services to our customers, may result in loss of revenues to us, may adversely impact our brand perception and expose us to legal claims, all of which may adversely affect our results of operations. See “Item 8 – Financial Information - A. Consolidated Statements and Other Financial Information –Legal Proceedings” for details of nine purported class actions filed against us in regards to a major network malfunction we suffered in December 2010 and "Item 5.A. Operating Results, for a refund we decided to grant our subscribers following that malfunction.

There are certain restrictions in our license relating to the ownership of our shares.

Our license restricts ownership of our ordinary shares and who can serve as our directors as follows:

·
our founding shareholder, Discount Investment Corporation Ltd., or DIC (or its transferee or transferees, if approved in advance by the Ministry of Communications as “founding shareholders”), must own at least 26% of each of our means of control;

·
Israeli citizens and residents among our founding shareholders (or their approved transferees) must own at least 20% of our outstanding share capital and each of our other means of control (DIC has agreed to comply with this requirement);

·	a majority of our directors must be Israeli citizens and residents;

·	at least 20% of our directors must be appointed by Israeli citizens and residents among our founding shareholders; and

·
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

The cellular market is known for rapid and significant technological changes and requires ongoing investments in advanced technologies in order to remain competitive. Experience in other developed countries has indicated that the growing demand for Internet, content and data through advanced third generation cellular phones, modems and other devices using cellular data results in a rapid growth of data traffic on cellular networks. In 2010 we have also experienced such growth. Experts estimate that data traffic will grow even faster in the future and some operators have taken steps aimed at reducing data usage by their subscribers, including by transferring traffic to free alternative networks. MVNO hosting services and national roaming on our network, if materialized, would further increase such demand. Our strategy to grow and develop our Internet, content and data services has proven to be successful and contributed positively to our results of operations. To answer the growing demand for cellular data traffic, we would be required, among others, to invest in advanced  technologies such as 4G cellular technologies (Long Term Evolution, or LTE), which will allow larger capacity and higher data speed rates. Although we have been building our LTE readiness, should we decide to build an LTE network, it would require substantial investments and the allocation of frequencies. Such allocation to us is not guaranteed, when required or at all (including in light of prior preference given by the Ministry of Communications to new and small competitors in the allocation of additional UMTS frequencies at the September 2010 tender and the limited amount of available frequencies), and there is no certainty as to the cost of frequencies, if and when allocated to us. Inability to receive additional frequencies in a timely manner to meet our needs or at all and specifically if LTE frequencies are allocated to our competitors and not to us could impair our ability to compete and may require us to cease offering certain products and/or services we currently offer and/or change their terms and conditions and/or make substantial unplanned investments, which may have an adverse effect on our results of operations.

If we cannot obtain or maintain favorable roaming arrangements, our services may be less attractive or less profitable.

We rely on agreements to provide roaming capability to our subscribers in many areas outside Israel. As of December 31, 2010, we had roaming arrangements with 577 cellular providers in 179 countries around the world.  However, we cannot control the quality of the service that they provide and it may be inferior to the quality of service that we provide.  Equally, our subscribers may not be able to use some of the advanced features that they enjoy when making calls on our network.  Some of our competitors may be able to obtain lower roaming rates than we do because they may have larger call volumes.  Competition has intensified since the launch of a UMTS/HSPA network in 2009 by Pelephone and is expected to intensify further, if new operators, including MVNOs or Mirs, begin providing roaming services as well. If our competitors’ providers can deliver a higher quality or a more cost effective roaming service, then subscribers may migrate to those competitors and our results of operation could be adversely affected.  Further, we may not be able to compel providers to participate in our technology migration and enhancement strategies.  As a result, our ability to implement technological innovations could be adversely affected if these overseas providers are unable or unwilling to cooperate with the further development of our network or if they cease to provide services comparable to those we offer on our network.

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

As of December 31, 2010, our total indebtedness was approximately NIS 4,261  million ($1,201 million). The indentures governing our debentures currently permit us to incur additional indebtedness. Our substantial debt could adversely affect our financial condition by, among other things:

·	increasing our vulnerability to adverse economic, industry or business conditions, including increases in the Israeli Consumer Prices Index, or CPI;

·	limiting our flexibility in planning for, or reacting to, changes in our industry and the economy in general;

·	requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, thus reducing the funds available for operations and future business development; and

·	limiting our ability to obtain additional financing to operate, develop and expand our business.

In October 2010, the Commissioner of Capital Markets, Insurance and Savings in the Ministry of Finance published a circular which in most parts become effective in January 2011, instructing institutional investors to follow certain procedures and requirements before investing in non-governmental debentures, including a requirement  to verify that certain contractual provisions are included in the indentures of the invested debentures, and to establish a policy for investment in such debentures which will relate among other matters to repayment acceleration rights. These procedures and requirements may adversely affect our possibilities of raising debt from Israeli institutional investors as well as the terms and price of such debt raising. See Item 5. Operating and Financial Review and Prospects.  – B. Liquidity and Capital resources for additional details.

Our business results may be affected by continued recession

Most of our revenues are not guaranteed or prepaid and are usage dependant. In 2009  we experienced a substantial decline in our roaming services revenues due to a reduction in incoming and outgoing tourism due to the global economic recession and also an increase in allowance for doubtful accounts which have been influenced by the global economic slowdown. For further details see "Item 5. Operating and Financial Review and Prospects – A. Operating Results – Results of Operations Comparison of 2008, 2009 and 2010 - Selling and marketing expenses and general and administrative expenses"). If this recession reoccurs, usage of our services decreases and we cannot otherwise compensate for lost revenues, it may have a material adverse effect on our results of operations, financial condition or prospects. If the number of customers that are unable to pay their bills increases or one or more of our larger business customers fails to pay the amount owed to us, it may materially increase our bad debts and have a material adverse effect on our results of operations and financial condition. Furthermore, the recession may adversely affect third parties we rely upon in the provision of our services, including interconnecting telecommunication providers, roaming partners and services and equipment providers. If those providers fail to provide reliable and consistent services and/or equipment to us on the requisite standards of quality and on a timely basis, our ability to provide services to our subscribers may be reduced in scope and/or in quality, until and inasmuch as an alternative provider can be found, and consequently our license may be at risk of revocation for failure to satisfy the required service standards. An alternative provider and/or solution, may involve additional expenses and/or investments on our part and/or may involve terms that are less favorable to us, including reduced revenues. In addition, if any damage is caused to us and/or we are found liable for damages caused to third parties by such service or equipment providers and such providers are unable to indemnify us for such damages, we may have to bear the cost of such damages, which may be substantial, and such outcome may adversely affect our financial condition.

Our business results may be affected by currency fluctuations, by our currency hedging positions and by changes in the Israeli Consumer Price Index.

A portion of our cash payments are incurred in, or linked to, foreign currencies, mainly U.S. dollars.  In particular, in 2008, 2009 and 2010, payments in U.S. dollars or linked to the U.S. dollar represented approximately 33%, 36% and 33%, respectively, of total cash outflow (including payments of principal and interest on our debentures). These payments included capital expenditures, some of our operating lease payments and payments to equipment suppliers including handset suppliers. As almost all of our cash receipts are in NIS, any devaluation of the NIS against those foreign currencies in which we make payments, particularly the U.S. dollar, will increase the NIS cost of our foreign currency denominated or linked expenses and capital expenditures.

Furthermore, since the principal amount of and interest that we pay on our Series A, B, C and D debentures, are linked to the Israeli CPI, any increase in the Israeli CPI will increase our financing expenses and could adversely affect our results of operations. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service – Public Debentures" for details.

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

In February 2006, we adopted a dividend policy targeting a payout ratio of at least 75% of our net income in each calendar year, subject to any applicable law, our license and contractual obligations and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors.  In 2008, 2009 and 2010, our Board of Directors declared dividends constituting as much as 95% of our net income and part of our retained earnings from earlier periods and may declare dividends in similar rates in the future. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy”. Our license requires that we and our 10% or more shareholders maintain at least $200 million of combined shareholders’ equity. Dividend payments are not guaranteed and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends or to pay dividends at a ratio to net income that is less than that paid in the past.

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

We depend upon a small number of suppliers to provide us with key equipment and services. For example, Nokia Siemens Israel provides our network system based on GSM/GPRS/EDGE technology, our UMTS/HSPA core system and related products and services, and our landline New Generation Network system, or NGN system; LM Ericsson Israel supplies our radio access network and related products and services based on UMTS/HSPA technology; Amdocs Israel provides us with services with respect to the operating of, and the implementation of developments to, our billing system; Alcatel Lucent provides our newly purchased Carrier Ethernet network and SDH equipment for our transmission network; and Be’eri Printers provides our printing supplies and invoices as well as the distribution, packaging and delivery of invoices and other mail to the postal service distribution centers.  In addition, we lease a portion of our transmission capacity from Bezeq, the incumbent landline operator. Bezeq has experienced labor disputes, including stoppages, during the privatization process and liberalization of the landline market, and additional disruptions, stoppages and slowdowns may be experienced in the future. If these suppliers fail to provide equipment or services to us on the requisite standards of quality and on a timely basis, we may be unable to provide services to our subscribers in an optimal manner until an alternative source can be found and our license may be at risk of revocation for failure to satisfy the required service standards.

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

As of December 31, 2010, DIC held, directly and indirectly, approximately 48.3%  of our outstanding share capital. Pursuant to shareholders agreements among DIC and certain of our minority shareholders, who in the aggregate own approximately 3.43% of our ordinary shares, DIC has been granted the voting rights in respect of those shares. In addition to DIC’s shareholdings and such additional voting rights, it has the right to appoint the 20% of our directors that we are required by our license and articles of association to have appointed by Israeli citizens and residents among our founding shareholders. Accordingly, subject to legal limitations, DIC has control over all matters requiring shareholder approval, including the election and removal of our directors and the approval of significant corporate transactions.  This concentration of ownership could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.

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

Our operations, our network and some of our suppliers are located in Israel.  Accordingly, political, economic and military conditions in Israel may directly affect our business.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and could make it more difficult for us to raise capital.  Since September 2000, there has been a high level of violence between Israel and the Palestinians. Hamas, an Islamist movement responsible for many attacks, including missile strikes, against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority in January 2006 and took control of the entire Gaza Strip, by force, in June 2007. Hamas has launched hundreds of missiles from the Gaza Strip against Israeli population centers, disrupting day-to-day civilian life in southern Israel. This led to an armed conflict between Israel and the Hamas during December 2008 and January 2009. A substantial part of our network and information systems is located within range of missile strikes from the Gaza Strip and Lebanon. Any damage to our network and/or information systems would damage our ability to provide service, in whole or in part, in the southern or northern part of Israel or otherwise damage our operation and could have an adverse effect on our business, financial condition or results of operations.

More generally, any armed conflicts, terrorist activities or political instability in the region would likely negatively affect business conditions and could harm our results of operations, including following termination of such conflicts, due to a decrease in the number of tourists visiting Israel.  At the end of 2010 and at the beginning of 2011 several countries in the region  including Egypt, experienced increased political instability, which led to change in government in some of these countries (including Egypt), the effects of which are currently difficult to assess.

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

Risks Relating to Our Ordinary Shares

A substantial number of our ordinary shares could be sold into the public market, which could depress our share price.Our largest shareholder, DIC, holds approximately 48.3% of our outstanding ordinary shares, as of December 31, 2010. The market price of our ordinary shares could decline as a result of future sales into the market by DIC or other existing shareholders or the perception that these sales could occur. DIC sold 11,425,000 ordinary shares, or approximately 11.62% of our outstanding shares in a number of transactions outside the United States in 2007 and 2008. Sales may be made pursuant to a registration statement, filed with the U.S. Securities and Exchange Commission, or the SEC pursuant to the terms of a registration rights agreement or otherwise, or in reliance on an exemption from the registration requirements of the Securities Act, including the exemptions provided by Rule 144 or Regulation S. Any decline in our share price could also make it difficult for us to raise additional capital by selling shares.

In addition, under our option plan,  options are subject to vesting schedules but vesting will be accelerated upon certain events including any sale by DIC that leads to DIC ceasing to control (as such term is defined in the Israeli Securities Law, 1968, namely the ability to direct our activities) us. As of December 31, 2010 we have 116,132 shares reserved for issuance upon the exercise of options.  See "Item 6. Directors, Senior Management and Employment – E. Share Ownership – 2006 Share Incentive Plan".

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

We hold one of the four general licenses to provide cellular telephone services in Israel. To date, eight MVNO licenses were also awarded in 2010, one of which was returned to the Ministry of Communications. Our cellular license was granted by the Ministry of Communications in 1994 and is valid until 2022.

Our principal founding shareholders were DIC, a subsidiary of IDB, which prior to September 2005 indirectly held approximately 25% of our then share capital, and BellSouth Corporation and the Safra brothers of Brazil, which together indirectly held approximately 69.5% of our then share capital and voting rights in respect of an additional 5.5% of our then share capital.  DIC acquired the stakes of BellSouth and the Safra brothers in September 2005 and, following the sales of minority stakes to four groups of investors in 2006, the sale of shares as part of our initial public offering in February 2007, subsequent sales of minority stakes in 2007 and 2008 and purchases of minority stakes from two of the original 1997 shareholders (the voting rights of which were held by DIC prior to the purchase)  in 2009, DIC currently directly and indirectly holds approximately 48.3% of our share capital and the voting rights in respect of an additional approximately 3.43% of our share capital.

Following the acquisition by DIC in 2005, DIC put in place a new management team, including Ami Erel, the Chairman of our Board of Directors, who had previously been President and CEO of Bezeq, Amos Shapira, our Chief Executive Officer, who had been CEO of Kimberly-Clark’s Israeli subsidiary and El Al Israel Airlines, Tal Raz, our Chief Financial Officer until September 2009, who continues to serve as a director, and formerly had been one of the founders and a director of Partner, one of our principal competitors, and Adi Cohen, our VP Marketing , who had been marketing manager of Shufersal, Israel's largest retail chain, and previously, Partner's marketing manager. While maintaining its focus on increasing efficiency, our management team has successfully implemented a series of initiatives to drive our growth, including the continued enhancement of our distinctive brand, a greater focus on customer service and new sales campaigns. These initiatives resulted in growth in all operational and financial parameters and strengthening our position as the largest cellular operator in Israel.

In February 2007 we listed our shares on the NYSE and in July 2007 we dual listed our shares on the Tel Aviv Stock Exchange, or TASE and began applying the reporting leniencies afforded under the Israeli Securities Law to companies' whose securities are listed both on the NYSE and the TASE.

As of the date of this Annual Report on Form 20-F, there has been no indication of any public takeover offer by any third party, in respect to our ordinary shares, or by us, with respect to another company’s shares, other than as detailed in “Item 5. Operation Results - Overview - Recent Development.”

Principal Capital Expenditures

Our accrual capital expenditure in 2008, 2009 and 2010 amounted to NIS 633 million, NIS 663 million and NIS 735 million, respectively. Accrual capital expenditure is defined as investment in fixed assets and other assets, such as spectrum licenses, UMTS networks' enhancement and expansion and development of new products and services during a given period. The amount of capital expenditure for 2010 includes NIS 108 millions for the acquisition of assets and operations of –Dynamica, one of our major dealers.

B.	BUSINESS OVERVIEW

 General

We are the leading provider of cellular communications services in Israel in terms of number of subscribers, revenues from services, EBITDA, EBITDA margin and net income for the year ended December 31, 2010. Upon launch of our services in 1994, we offered significantly lower prices for cellular communications services than the incumbent provider and transformed the nature of cellular telephone usage in Israel, turning it into a mass market consumption item. We surpassed the incumbent cellular operator and became the market leader in terms of number of subscribers in 1998 and, despite the entry of two additional competitors, we have continued since then to have the highest number of subscribers.  As of

December 31, 2010, we provided services to approximately 3.394 million subscribers in Israel with an estimated market share of 34.5%. Our closest competitors have estimated market shares of 32% and 29%, respectively. In the year ended December 31, 2010, we generated revenues of NIS 6,662 million ($1,877 million), EBITDA of NIS 2,667  million ($751 million), and operating income of NIS 1,938  million ($546 million).  See note 2 to the table in “Item 3. Key Information – A. Selected Financial Data” for a definition of EBITDA. Our results of operations are expected to be adversely affected by various changes and specifically regulatory changes, such as reduction of interconnect fees and Early Termination Fees. See "Item 5. A. – Operational Review".

We offer a broad range of cellular services through our cellular networks covering substantially all of the populated territory of Israel. These services include basic and advanced cellular telephone services, text and multimedia messaging services and advanced cellular content and data services. We also offer international roaming services in 179 countries as of December 31, 2010. We offer our subscribers a wide selection of handsets from various leading global manufacturers, as well as extended warranty and repair and replacement services to most handsets we offer.  We also offer landline transmission and data services to business customers and telecommunications operators and, since July 2006, we offer landline telephony services and since 2009 ISP services to selected businesses, using our advanced inland fiber-optic infrastructure.  Further, in October 2010 we started offering certain financial services.

The following table presents our number of subscribers and revenues for each of the last five years:

	Year Ended December 31,
	2006	2007	2008	2009	2010
Subscribers (end of period) (in thousands)(1)	2,884	3,073	3,187	3,292	3,394
Revenues (in NIS millions)	5,622	6,050	6,417	6,483	6,662

(1)
Subscriber data refer to active subscribers.  We use a six-month method of calculating our subscriber base which means that we deduct subscribers from our subscriber base after six months of no revenue generation or activity on our network by or in relation to both the post-paid and pre-paid subscriber.  The six-month method is, to the best of our knowledge, consistent with the methodology used by other cellular providers in Israel.

The Telecommunications Industry in Israel

The following table sets forth selected macro statistics about Israel at and for the year ended December 31, 2010:

Population (millions, at end of year)	7.7
GDP ($ billions) (1)	217
GDP per capita ($ 000) (1)	28
Exports of goods & services ($ billions) (1)	78
CPI change	2.7%
Long-term local currency sovereign credit rating by S&P	A(Stable)
Unemployment rate (average for nine months ending September 2010)	6.7%

(1) 2010 forecast , translated to USD based on the  average representative rate of exchange for the year

Source:  Central Bureau of Statistics,  and Ministry of Finance of Israel, Bank of Israel.

The size of Israeli telecommunications services revenues in 2009 was approximately NIS 29 billion.  Telecommunications services consist of several segments, which are highly competitive. Of the total telecommunications services revenues in 2009, approximately 56% was comprised of cellular services, approximately 24% was local landline voice and Internet access services, approximately 6% was international voice services, approximately 13% was multichannel television services, and approximately 1% was Network Termination Point. These figures  are expected to change in 2011 to reflect a downsizing of the cellular  market, as a result of the recent reduction of interconnect tariff. For additional details see "Item 4. Information on the Company – B. Business Overview – Government Regulations – Tariff Supervision".  Cellular spending was approximately 2% of GDP, higher than in developed European economies and the United States.

Israel has high penetration rates across all telecommunications services that are in line with or higher than developed economies such as the European Union and the United States.  These levels of penetration can be attributed to the rapid adoption rate of new technologies, high expenditures on telecommunications services by consumers and businesses and a relatively young population.

Since 2009, the Israeli telecommunications market underwent several ownership changes. See "Cellular Services" below for additional details.

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

The Israeli cellular market is highly penetrated. The market reached an estimated penetration rate (the ratio of cellular subscribers to the Israeli population) at December 31, 2010, of approximately 128%, representing approximately 9.9 million cellular subscribers.

The following table sets forth the growth in the total number of cellular subscribers in Israel and the penetration rate over the last five years:

	December 31,
	2006	2007	2008	2009	2010
Total subscribers (millions)	8.4	9.0	9.2	9.5	9.8
Cellular penetration (%)	118%	124%	124%	127%	128%

Source: Reported by Cellcom, Partner and Pelephone.  Cellcom estimates for MIRS as MIRS does not disclose operating information.

There are currently four active cellular operators in Israel: Cellcom, Partner, Pelephone, and MIRS.  We estimate that the distribution of cellular subscribers among these operators as of December 31, 2010 was: Cellcom 34.5%, Partner 32%, Pelephone 29% and MIRS 4.3%. Subscriber data is based on public information as of December 31, 2010, and except for MIRS, which is based on our estimate. However, there is no uniform method of counting subscribers. Additional eight entities have received MVNO licenses during 2010 and to date have not commenced operating: Telecom 365 Ltd., or Telecom 365, Free Telecom Ltd., or Free Telecom, Ituran Cellular Communications Ltd., or Ituran, Rami Levy

Hasikma Communications Marketing, or Rami Levy, Bynet Semech Outsourcing Ltd., or Bynet, Home Cellular Ltd., or Home Cellular, T2T Communications Ltd., or T2T, and Alon Cellular Ltd., or Alon Cellular. Telecom 365 returned its license and shall become a dealer for Pelephone. Free Telecom and Rami Levy are expected to commence operations in the second half of 2011. For details regarding a UMTS tender for additional two UMTS operators see "Item 4. Information on the Company – B. Business Overview - Additional UMTS Operators".

We are controlled by DIC, a subsidiary of IDB, and started operations at the end of 1994.  Until 2009, Partner was majority-owned by Hutchinson Whampoa Ltd. and started operations in 1998. In October 2009, Scailex Corporation Ltd., or Scailex, an Israeli company listed on the TASE and indirectly controlled by Israeli businessman Mr. Ilan Ben-Dov, purchased the controlling stake in Partner. Scailex is also the official importer of Samsung cellular phones to Israel.  Pelephone is a wholly-owned subsidiary of Bezeq, the landline incumbent operator and started operations in 1986.  The major controlling shareholder of Bezeq following its privatization in 2005 was F.Sab.Ar Holdings Ltd. (controlled by Saban Capital Group (controlled by the media entrepreneur Haim Saban), Apax Partners (the international private equity firm) and Arkin Communications (controlled by the Israeli businessman Mori Arkin)). In April 2010, Bezeq announced that F.Sab.Ar Holdings Ltd. completed the sale of its holdings in Bezeq to B Communications Ltd., or B Communications, (formerly named 012 Smile Communication Ltd., or Smile). B Communications is an Israeli company traded on the NASDAQ and the TASE and controlled by Internet Gold Golden Lines Ltd., or Internet Gold. Both B Communications and Internet Gold form part of the Eurocom Communication Group, or Eurocom, which includes Eurocom Cellular Communication Ltd. - the official representative of Nokia cellular phones in Israel. In January 2010, Ampal-American Israel Corporation, or Ampal, an Israeli company traded on the NASDAQ completed the purchase of Smile's on-going business, through its indirect wholly owned subsidiary – 012 Smile Telecom Ltd, or Smile Telecom. In March 2011, Partner announced the completion of the purchase of all outstanding shares of Smile Telecom. MIRS, wholly owned by Motorola, had its license upgraded from push-to-talk to a cellular license in February 2001. To the best of our knowledge, in May 2010, Motorola completed the sale of its holding in MIRS to Altice Securities S.A.R.L, owned by the French businessman Mr. Patrick Derhy. Mr. Derhy has also purchased the controlling stake in HOT Telecom, or HOT, which provides multichannel pay-TV services and Internet, data and landline telephony services.

Free Telecom (also in possession of a VoC trial license) is controlled by Shlomo Shmeltzer, who also controls Tadiran Telecom, a telecom integrator, and Shlomo Sixt, a car rental and leasing company; Ituran forms part of Ituran group, the leading company in Israel for tracking and protection services for vehicles; Rami Levy is a subsidiary of a major Israeli discount supermarket chain; Bynet belongs to the Rad Bynet group, a leading Israeli manufacturer and integrator of communications products and services; Home Cellular is a subsidiary of a leading 'do it yourself' stores chain; T2T is owned by three private entrepreneurs and Alon Cellular is owned by Alon holdings which also controls a leading retail chain and a gas stations chain and Ellomay Capital, an investment company.

The following listing sets forth the key milestones in the history of the Israeli cellular services:

1986	Bezeq and Motorola create a joint venture called “Pelephone”, which becomes Israel's first cellular operator. Pelephone launches N-AMPS services
1994	Cellcom awarded a license and launches TDMA services
1997	Cellcom introduces first pre-paid plan to the market

1998	Partner awarded a license and launches GSM services
1998	Pelephone launches CDMA services
2001	Ministry of Communications allocates additional 2G and 3G cellular frequencies for existing cellular operators and for the licensing of a new operator
2001	MIRS becomes Israel's fourth cellular operator with iDEN services
2002	Cellcom launches GSM/GPRS services
2003	Cellcom launches EDGE services
2004	Partner launches UMTS services Pelephone launches EVDO services
2006	Cellcom launches full scale UMTS/HSDPA services
2007	Partner launches HSDPA services
2008	Cellcom launches HSUPA services
2009	Pelephone launches UMTS/HSPA services
2010	Ministry of Communications provides MVNO licenses; Cellcom and Pelephone launch HSPA+ services

Key characteristics of the Israeli cellular services market

The following paragraphs describe the key characteristics of the Israeli cellular services market:

High cellular telephone penetration.  The estimated penetration rate in Israel as of December 31, 2010 was 128%.  Penetration rate is calculated by dividing the total number of subscribers by the Israeli population. The Israeli population does not include foreign workers and Palestinian subscribers who are included in the number of subscribers.  The number of subscribers also includes subscribers with more than one subscription to a cellular network (including data only subscriptions alongside a cellular subscription) and may also include subscribers to more than one network including those in the process of switching networks. As a result, the effective penetration rate after adjustment for these factors is likely to be lower than 128%. The recent regulatory reduction of Early Termination Fees to a negligible amount, is expected to reduce the number of subscribers with more than one subscription.

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

Low average voice revenue per minute. Cellular operators in Israel have lower average voice revenues per minute than in most developed calling party pay economies.  This is a consequence, among other things, of the importance given to low prices in the first five years of our operation, in the awarding criteria during the original licensing process for a second cellular operator, strong competition and a heavily regulated environment.

Different cellular technologies.  We use TDMA, GSM/GPRS/EDGE and UMTS/HSPA+ networks.  Partner uses GSM/GPRS and UMTS/HSDPA networks.

Pelephone uses CDMA, CDMA1x, EVDO and UMTS/HSPA+ network.  MIRS uses an iDEN network.

High potential for value-added services.  The contribution of non-voice revenues to total revenues in the Israeli cellular market is below the level of developed markets such as the European Union. This characteristic is attributable in part to the low voice tariffs in Israel compared to the tariffs in other markets, due to late launch of advanced value added services in Israel. We believe that there is a potential for narrowing this gap by increasing marketing efforts of new content services and the growth in our existing 3G subscriber base. However we expect the recent and expected regulatory changes to burden such potential.

Calling party pays. In Israel, as in most of the world, the party originating the call pays for the airtime.  Cellular telephone network operators do not charge subscribers for calls received on their handsets, except while roaming abroad.

Low annual churn rates.  The average annual churn rate in Israel in 2010 is estimated to be approximately 18-19%, which is lower than the churn rates in other developed economies. This churn rate reflects a slight increase in churn rate attributed to the implementation of number portability in December 2007 and the increased competition. The recent regulatory changes such as the regulatory reduction of Early Termination Fees to a negligible amount in February 2011, resulted in additional material increase in the churn rate.

Landline Services

Voice Services

Bezeq operates approximately 2.4 million lines (at the end of September 2010) and provides local services. The second largest competitor in landline telephony services is HOT, a provider of cable TV services, which started landline operations in late 2003. HOT’s network has been upgraded to offer Internet, data and voice services.

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

Broadband and Internet services

Israeli broadband services are characterized by high growth and high penetration levels. Based on Bezeq and HOT reports, at the end of September 2010, there were approximately 1.797 million subscribers, and the household penetration rate was approximately 83%. The dominant landline broadband access technologies are ADSL and cable. ADSL services were launched by Bezeq in 2000 and currently represent a 59% share of broadband connections.  Cable modems, which account for the rest of the market, have been available since 2002. We offer similar services using cellular modem and router as well as data communication services over broadband.

Transmission and landline data services are provided by Bezeq, HOT, Partner (who acquired Med-1's operation in 2006) and us. These services are provided to business customers and to telecommunications operators. HOT announced in 2010 it has completed the upgrade of its network to UFI (Ultra Fast Internet) network and Bezeq announced it will complete upgrading its network to high speed NGN in the first quarter of 2012. In February 2010, the Ministry of Communications provided a trial license to the Israeli Electric Company, allowing it to use its fiber optic infrastructure to provide transmission services to other operators. In March 2011, the Israeli government  approved the establishment of a new communications company that will be granted the exclusive right to use the Israeli Electric Company's optic fiber infrastructure for the provision of broadband transmission services. The new company will be controlled by a private investor (51%) which may not hold any means of control in another communications company, and the Israeli electric Company (49%). Landline services are also provided by Internet Gold and 013 NetVision Ltd., or Netvision, (an indirect subsidiary of IDB).

Internet access is currently provided by three major Internet service providers, or ISPs: Netvision, Bezeq International, Smile Telecom (which was recently acquired by Partner), and some other niche players.  All those major providers are also suppliers of international voice services. Partner entered this market in December 2008, we offer ISP services to selected business customers since 2009 and HOT was awarded an ISP license in December 2010.

The Israeli ISPs are currently connected to the World Wide Web through an underwater communications cable owned and operated by Mediterranean Nautilus Ltd., a subsidiary of Telecom Italia SpA. In November 2010, Bezeq International announced its intention to lay an additional underwater communications cable and in February 2011, the Ministry of Communications announced it granted an approval to lay an additional underwater communications cable to the Tamares Group, owned by the British businessman Poju Zabloudowicz. We expect that these additional underwater cables will increase the effective bandwidth of international data connectivity and reduce costs for ISPs.

International voice services

International voice services in Israel have been open for competition since December 1996.  Until then, Bezeq International, was the only supplier of such services.  There are currently four players in this market. The three major players are: Bezeq International, Netvision and Smile Telecom. The fourth player is Xfone Communications and a fifth operator – Telzar International Communications Services Ltd. commenced operating in February 2011. Today there is no single dominant player in this market, and competition is very intense.

Multichannel television

The multichannel pay-TV market is also highly penetrated with levels above those of most developed economies.  Multichannel pay-TV services are provided by HOT and by YES, a subsidiary of Bezeq. Regulatory change allowing digital terrestrial television (DTT) broadcasting was commercially launched in 2010, and may affect the level of competition in this market and attract additional players, that may use the DTT as a basic service to be bundled with additional IPTV or Over the Top (OTT) channels. In February 2011, the Israeli government  decided to enlarge the DTT service from the current 5 channels to 16 channels in two years.

See "Item 4. Information on the Company – B. Business Overview – Government Regulations – Competition" for recommendations to annul structural limitations in the communications market and create a wholesale market for landline services.

Competitive Strengths

We believe that the following competitive strengths will enable us to maintain and enhance our position as the leading provider of cellular communications services in Israel:

·
Combination of leading market position and strong operational results. In 2010, we maintained our market-leading position, as reflected in our subscriber base, revenues from services, EBITDA, EBITDA margin and net income, leveraging a series of brand, customer service and content initiatives, as well as -cost efficiencies initiatives regarding essential operational processes within our company.

·
Strong and distinctive own brand. Our established brand enjoys strong recognition in Israel. We consider the enhancement of our image among consumers a top priority and continue to invest substantial resources to maintain Cellcom as a local cellular company with a warm personal touch.  Our focus on music and music-related content services, which was broadened in 2009, to encompass versatile mobile media formats, such as music, games, video and data services under one marketing umbrella  - "Cellcom Media",  is our leading marketing theme, corresponding to our focus on content and data service growth.

·
Transmission infrastructure and landline services.  We have an advanced fiber-optic transmission infrastructure that consists of approximately 1,570 kilometers of inland fiber-optic cable, which, together with our complementary microwave-based infrastructure, connects the majority of our cell sites and provides for substantially all of our backhaul services. Our transmission infrastructure significantly reduces our operational reliance on Bezeq, the incumbent landline operator in Israel, while also saving us substantial infrastructure-leasing cash costs. As our transmission network has transmission and data capacity in excess of our own backhaul needs, and covers the majority of Israel’s business parks, we offer transmission and data services to business customers and telecommunications providers. In addition, since July 2006, following the receipt of a landline transmission, data and telephony services license, we offer landline telephony services and as of February 2008, additional advanced landline services through our NGN system, to selected landline business customers. This advantage is expected to be less meaningful if and when the Israeli Electric Company commences providing transmission to operators and if and when landline operators who hold general licenses (such as Bezeq) will be required to allow usage of their infrastructure by other operators as considered by a public committee appointed by the Ministry of Communications.

·
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

·
Strong management team.  Our management team includes seasoned managers with significant experience and solid track records in previous managerial positions. Our Chairman, Mr. Ami Erel, is a veteran of the Israeli communications market and previously served as the chief executive officer of Bezeq. Our chief executive officer, Mr. Amos Shapira, has been chief executive officer of Kimberly-Clark’s Israeli subsidiary and of El Al Israel Airlines, where he was credited with its successful restructuring and improvements in customer service.  Mr. Heen, our chief financial officer, has held a variety of positions within our finance division, most recently as head of our economic department, responsible for our budget, financial analysis, cost accounting and control over our performance. Under the leadership of Messrs. Erel, Shapira and Heen, we have demonstrated significant improvements in our operating results and believe that we are well positioned to continue this trend and to execute our business strategy.

·
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

Business Strategy

Our goal is to strengthen our position as the leading cellular provider in Israel. The principal elements of our business strategy are:

·
Focus on core business and synergetic complementary business. We remain focused on our primary source of business, mobile communications and value added services over our advanced cellular network, while continuing to develop new complementary business, which we identify to be both cost synergetic to our core business and provide direct contribution to our business, such as the landline services to the business community, provided over our fiber-optic cables and microwave links and certain financial services recently launched, available to subscribers of all Israeli cellular operators. We believe that our steadfast focus on our core competencies is one of the main factors for our market leading position and intend to identify and track opportunities as they arise, with a goal of continuing to generate long term growth.

·
Maximize customer satisfaction, retention and growth. Our growth strategy is focused on retaining our subscribers, expanding the selection of services and products we offer to our subscribers and tailoring offers to our customers' needs, in order to enhance customer satisfaction and increase average revenues per user. We strive to be proactive at every service interaction with our customers, to offer a service which is as clear, simple and methodical as possible and to continually improve and enhance the flexibility of our customer service. In addition to providing quality customer service, we also strive to retain our subscribers and attract new subscribers by offering them advanced handsets, handset upgrades, tablets, modems or laptops for data usage and attractive calling plans and value-added services.

·
Grow and develop our Internet, content and data services. The usage of cellular content and data services in Israel is currently relatively low compared to western European countries, attributed to Israel launching 3G services two years after its European peers. We launched our UMTS network in 2006, over a year after our competitors. Since then we experienced a significant growth in content and value added services. However we expect the recent and expected regulatory changes to burden our ability to fulfill the growth potential of our content and data services. As of December 31, 2010 approximately 1.14 million of our subscribers are 3G subscribers, mostly post paid. We believe that the "Open Garden" approach to content, together with the growing demand and usage of smart-phones, offers significant growth potential for content and data revenues and are constantly looking out for new opportunities to maximize our advantages as an operator, and to maintain and further develop our share in the “Open Garden” content and data evolving market (for additional details regarding the “Open Garden” see “Item 4. Information on the Company – B. Business Overview" under "Competition”) . In 2010 we launched our Carrier Ethernet network allowing the provision of data services at high speed and capacity. We intend to continue to invest in the improvement and upgrade of our high speed UMTS/HSPA+ network, mainly to enhance its capacity and increase its speed, as well as enhance our readiness towards a 4G technology, in order to permit higher-quality and higher-speed multimedia content transmission.

We also plan to utilize our momentum in the arena of Israeli content to expand our content and data services, products and capabilities through in-house expertise and strategic relationships with leading cellular content providers, with special emphasis on original Israeli culture and usage enhancing content and applications in the cellular and complementary media. In 2009 we have launched our “Cellcom Media” initiative, following our “Cellcom Volume” music-related initiative, featuring, among other things, our cellular music store, original content including drama series and on-net-reality programs, video games, social networks applications, location based and other applications. The launch of "Cellcom Media" follows the success of our “Cellcom Volume” music-related initiative that contributed positively to our revenues, brand identity and popularity amongst users in general and youth in particular. We also continued marketing our data-enhancing products, including a cellular modem and cellular router.

Also, following our entrance to a certain area of the financial services market in the fourth quarter of 2010, we began providing our Qpay services, an internet based payment service (currently enabling micro-payments for digital content goods), and in December 2010, we launched our money remittance services from Israel to other countries.

·
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

·
Optimize our cost structure.  We intend to continue our efforts to control costs and improve our efficiency while also improving the quality of our services. In addition, having already built our own fiber-optic and microwave infrastructure, we continue reducing our operating costs, as our network maintenance costs and microwave spectrum fees are lower than the lease costs to rent backhaul capacity from Bezeq. In 2010 we continued our focus on cost efficiencies and identifying further opportunities to manage our costs without reducing the quality of our service, such as further enhancing our internet site capabilities, which provide a cost efficient alternative channel to the traditional customer care and sales channels, outsourcing additional services related to the operation, maintenance and development of our billing system in-sourcing inspection services for site construction, further reducing our reliance on Bezeq and continuing the change of handsets repair process and establishment of a central laboratory.

·
Capitalize on our existing infrastructure to selectively provide landline telephony services. Our approximately 1,570 kilometer inland fiber-optic network and our microwave infrastructure provide us with the ability to offer cost-efficient landline telecommunications solutions. We hold a license to operate a landline service in Israel and, since July 2006, we offer our landline telephony service to selected businesses. As of February 2008, we offer additional value added landline services to selected businesses, through our NGN system, such as toll free number dialing, call forward and fax to mail, IP CENTREX services, ADSL and Transmission internet connectivity services, which will enable us to penetrate the residential sector as well, should we choose to do so.

Services and Products

As of December 31, 2010, we provide cellular communications services to approximately 3.394 million subscribers, including basic cellular telephony services and value-added services as well as handset sales. We regularly evaluate, including through discussions with potential partners, ways to add additional communications and other services to our portfolio. Not all services are supported by all handsets or by all of our networks. In addition, we offer transmission and data services to business customers and telecommunications operators. Since July 2006, we have offered our landline telephony service to selected businesses and towards year-end, have begun offering certain financial services to customers of all cellular operators in Israel.

We offer our cellular subscribers a variety of calling plans, designed to adapt to their particular characteristics and changing needs. We adapt our calling plans for the different types of usage – personal or business – and the number of users associated with the subscriber.  For example, we offer discounted rates on the weekend for soldiers, Israeli music services to youth and discounted rates on calls among members of immediate families. We offer two methods of payment: pre-paid and post-paid. Pre-paid services are offered to subscribers who pay for our services prior to obtaining them, usually by purchasing our “Talkman” pre-paid cards or “virtual” Talkman cards. Post-paid services are offered to subscribers who are willing to pay for our services through banking and credit arrangements, such as credit cards and direct debits. Some of our post-paid subscribers are not under a commitment to purchase our services for a predefined period and some do not pay a monthly fee. Following the regulatory reduction of Early Termination Fees to a negligible amount, as of January 2011, the majority of our new calling plans do not include a commitment to purchase our services for a predefined period but rather offer loyalty rebates for continued consumption of our services.

Basic cellular telephony services

·
Our principal service is basic cellular telephony. In addition we offer many other services with enhancements and additional features to our basic cellular telephony service. These services include voice mail, cellular fax, call waiting, call forwarding, caller identification, conference calling, “Talk 2” (two handsets sharing the same number, thus allowing our subscribers to own both a handset and a car phone), additional number service (enabling our subscribers to add a second phone number to their handset) and collect call service (a self-developed service protected by our U.S. and Israeli patent).

·
We also offer both an outbound roaming service to our subscribers when traveling outside of Israel and an inbound roaming to visitors to Israel who can “roam” into our network. Roaming allows cellular subscribers, while using their own cell phone number (and handset, in most cases) and being billed by their provider, to place and receive calls and text messages while in the coverage area of a network to which they do not subscribe. Where available, subscribers can also benefit from other cellular services such as advanced data and content services. As of December 31, 2010, we had commercial roaming relationships with 577 operators in 179 countries based on the standard agreements of the GSM organization (an umbrella organization in which all the cellular operators operating with GSM technology are members).  This enables our subscribers to enjoy our services in almost the entire world.  Most of our GSM subscribers who use these roaming services abroad can use their own handset and others can borrow or rent, depending upon the period of time, a suitable handset from us.  In addition, as of December 31, 2010, we had 3G roaming arrangements with  216 of these operators, enabling our 3G roamers to participate in video calls and use high-speed data, video and audio content services in 93  countries.

Value-added services

·
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

Cellcom Media.  This mobile content initiative is focused on providing a rich downloadable content consisting of music, games, on-net-reality programs, drama series, video games and other content services  through our popular cellular portal and Internet site, and also on promoting Israeli content and the use of the handset as a mobile media center.

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

Location-based services.  We offer a number of location-based services. For example: “Cellcom Navigator” is a service provided through a third party that enables our subscribers to receive real-time travel directions, that take account of the traffic condition and visual data regarding their position using global positioning system, or GPS, technology; “Cellcom Radar” is a service that enables our subscribers to locate services such as restaurants, shops and entertainment centers in the proximity of their location and "Cellcom Taxi" enables our subscribers to call for a taxi located nearby.

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

Data services. We offer our subscribers a variety of channels to facilitate their access to data services, including handsets (in supporting models), cellular modems, laptops, tablets and cellular routers. Usage of our cellular modem services increased substantially from 2009, following our marketing initiatives including an "unlimited surfing package" and towards the end of 2010, taking advantage of our newly launched HSPA+ services,  we started to offer internet "surfing packages" for various speed rates. The cellular router enables the use of landline communication devices such as phones, faxes and computers, over the cellular network, in addition to our cellular communications services, thus providing a complete communication solution for private and small businesses customers.

Financial Services. In October 2010, we began providing an internet based payment service enabling the purchase of digital content through the internet and cellular handset branded "Qpay Services" (currently enabling micro-payments for digital content goods). In December 2010, we launched our money remittance services from Israel to other countries, through Citibank N.A.'s platform and worldwide distribution channels. Our financial services are available to cellular customers of all operators in Israel.

We have established relationships with content providers to provide us content for our value-added services, including Logia Development and Content Management Ltd., or Logia, to manage and develop cellular content in Israel exclusively for us.

Handsets

We sell a wide selection of handsets designed to meet individual preferences.  Prices of handsets vary based on handset features and special promotions. In most cases, handsets are to be paid in 36 monthly installments. We offer a variety of handsets from world-leading brands such as Apple, LG, Motorola, Nokia, Samsung, Sony-Ericsson and RIM. The handset models we sell offer Hebrew language displays in addition to English, Arabic and Russian (in most of the models). We are also required to provide cellular phone services to subscribers who did not purchase their handsets from us, provided that the handset model has been approved for use by the Ministry of Communications. We offer our subscribers an extended handset warranty as well as repair and replacement services for most handsets, in approximately 80 locations, including through our wholly owed dealer. See also "Customer Care" below.

In 2009, we entered an agreement with Apple Sales International, for the purchase and distribution of iPhone handsets in Israel. Under the terms of the agreement, we committed to purchase a minimum quantity of handsets over a period of three years. The total amount of the purchases will depend on the handsets purchase price at the time of purchase.

We also sell modems, routers, tablets and laptops to promote our data services.

Landline services

In addition to our cellular services, we provide landline telephony, transmission and data services, using our approximately 1,570 kilometers of inland fiber-optic infrastructure and complementary microwave links. We have offered transmission and data services since 2001. We received a license to offer landline telephone service in April 2006 and, since July

2006, have been offering this service to selected businesses. Through our NGN system, we were the first landline operator in Israel to provide advanced, voice and data services, to selected business customers, as of February 2008. Revenues from these services increased significantly in 2010.

 In August 2008 the Ministry of Communications adopted the recommendation of a public committee regarding unbundling of Bezeq's network, which may facilitate our growth in this market but also the entry of additional competitors. In March 2011, a public committee appointed by the Ministry of Communications in March 2010 to examine Bezeq's tariffs structure and tariffs for landline wholesale services, published the recommendations it is considering for public comments. These include recommendations to require landline operators who hold a general license (such as Bezeq) to allow usage of their infrastructure by other operators, annul the structural limitations in the Bezeq group once a wholesale market of landline services is available for other operators, including through the Israeli Electric Company initiative, and change the supervision on Bezeq retail tariffs to setting maximum tariffs rather than the current setting of fixed tariffs. Wholesale services, if and when made available, will allow us (as well as our competitors) to provide a wider selection of services at low cost; the change of the supervision on Bezeq tariffs, could adversely affect our ability to compete with Bezeq. See "Item 4. Information on the Company – Government Regulations – Competition".

In February 2010, the Ministry of Communications provided a trial license to the Israeli Electric Company, allowing it to use its fiber optic infrastructure to provide transmission services to other operators. In March 2011, the Israeli government approved the establishment of a new communications company that shall be granted the exclusive right to use the Israeli Electric Company's optic fibers infrastructure for the provision of broadband transmission services. The new company will be controlled by a private investor (51%) which may not hold any means of control in another communications company, and the Israeli electric Company (49%). This initiative  would increase our and our competitors capabilities to compete in the landline market with Bezeq.

Network and Technology

General

Our network has developed over the years since we commenced our operations in 1994 and we now have dual cellular and landline capabilities.

Our “third generation” UMTS/HSPA+, or high-speed downlink packet data access, technology, offers full interactive multimedia capabilities with current data rates of up to 15 Mbps on the downlink path and up to 4 Mbps on the uplink path. In 2011 we intend to further increase the downlink path speed up to 42 Mbps in selected urban areas. This network, considered to be a “3/3.5G” technology, is a network that uses the same core as our GSM/GPRS/EDGE network. Our UMTS/HSPA+ network covers substantially all of the populated territory in Israel. Moreover, our UMTS/HSPA+ network supports new types of services that require higher throughput and lower delay, such as video conferencing.

Our “second generation” GSM/GPRS/EDGE 1800MHz network allows for voice calls, data transmission and multimedia services, like video streaming and video live (using the EDGE technology), although at slower speeds than our UMTS/HSPA+ network. Our GSM/GPRS/EDGE technology is an advanced second-generation technology and considered to be a “2.75G” technology.  It enables us to deliver multimedia and services at speed rates that are higher than the rates offered through regular “second generation” digital cellular technology.  Packet data rates vary from 50 Kbps to 200 Kbps, depending mainly on handset capabilities. In addition, in the case of coverage gaps and for services supported by our GSM/GPRS/EDGE technology, the network provides an adequate fallback and capacity relief for our UMTS/HSPA+ network by means of smart features and network load sharing.  Substantially all of our traffic uses our GSM/GPRS/EDGE and UMTS/HSPA+ networks, with most of the Voice traffic using the GSM/GPRS/EDGE network and most of the data traffic using the UMTS/HSPA+  networks.

We also have a separate network using our initial TDMA 850MHz wireless technology, which is a “second generation” technology. Approximately 0.2% of our traffic uses this network. This technology supports voice calls and low rate data services known as CSD (circuit switch data) and CDPD (cellular digital packet data). Our TDMA network, which is based on Nortel technology, is maintained and operated by our engineers and technicians.  Operating costs for this network are low and we expect that it will not require additional capital expenditures.

Our transmission network is comprised of approximately 1,570 kilometers of inland advanced fiber-optic cables that, together with our microwave infrastructure, enable us to provide our customers with telephony and high speed and high quality transmission and data services. Our transmission network is strategically deployed in order to cover the major portion of Israel’s business parks and permits us to provide our own backhaul services while reducing our need to lease capacity from Bezeq, the incumbent landline operator in Israel.  Our NGN system by Nokia Siemens, allows the provision of advanced voice and data services to our landline customers.

Infrastructure

We have built an extensive, durable and advanced cellular network system, enabling us to offer high-quality services to substantially the entire Israeli populated territory. Since maintaining a high-quality network is a basic element in our business strategy, we seek to satisfy quality standards that are important to our subscribers, such as high voice quality, high data rate packet sessions, low “blocked call” rate (calls that fail because access to the network is not possible due to insufficient network resources), low “dropped call” rate (calls that are involuntarily terminated) and deep indoor coverage. Therefore, we have made substantial capital expenditures and expect to continue to make capital expenditures on our network system. As of December 31, 2010, we had invested an aggregate of NIS 8.491 billion ($2.393 billion) on our network infrastructure since our inception in 1994.

We cover substantially all of the populated areas of Israel with both our UMTS/HSPA+ network and our GSM/GPRS/EDGE network. Our UMTS/HSPA+ network is mostly co-located with our GSM/GPRS/EDGE network. The suppliers of our UMTS/HSPA+ network are Ericsson Israel (for the 3G radio access network) and Nokia Siemens Israel (for our core network). The supplier of our GSM/GPRS/EDGE network is Nokia Siemens. Ericsson and Nokia Siemens, each with respect to the network supplied by it to us, provide us with maintenance services.

We are currently selectively enhancing and expanding both our UMTS/HSPA+ network and our GSM/GPRS/EDGE network, primarily in urban areas, by adding infrastructure to improve outdoor and indoor coverage including through UMTS/HSPA 850 MHz sites.

Our TDMA network, which is based on Nortel technology, is maintained and operated by our engineers and technicians.

Our SDH transmission network launched in 1999, which is based on Alcatel Lucent and Nortel technology and covers substantially all of the populated areas in Israel is maintained by Alcatel Lucent and Ciena Corporation (which purchased Nortel's relevant business). Our Carrier Ethernet network launched in 2010, which is based on Alcatel Lucent technology, and covering substantially all of the populated areas in Israel, is maintained by Alcatel Lucent.

Pursuant to the requirements of our license (as well as the licenses of the other telephony service providers in Israel), our network is interconnected, either directly or indirectly, to the networks of all other telephony service providers in Israel. Our network monitoring system provides around-the-clock surveillance of our entire network. The network operations center is equipped with sophisticated systems that constantly monitor the status of all switches and cell sites, identify failures and dispatch technicians to resolve problems. Operations support systems are utilized to monitor system quality and identify devices that fail to meet performance thresholds.  These same platforms generate statistics on system performance such as dropped calls, blocked calls and handoff failures. Our network operations center is located in our Netanya headquarters. In addition, we have a partial duplicate backup center in Kiryat Gat, located approximately 80 kilometers south of Netanya. In 2011 we intend to complete implementation of a full scale disaster recovery plan, or DRP, for all of our engineering systems.

Network design

We have designed our TDMA, GSM/GPRS/EDGE and UMTS/HSPA+ networks in order to provide high quality and reliability well beyond the requirements set forth in our license while using a cost-effective design, utilizing shared components for our networks, where applicable.

During 2010, we have completed a substantial part of our DRP project, aimed at increasing our network's survivability in case of damage to any of its elements, which we intend to complete in 2011. The project also provides our network with additional advantages including increased capacity and advanced qualities.

Our primary objective going forward is to improve and upgrade our high speed UMTS/HSPA+ network, mainly by enhancing its capacity and increasing its speed, in order to permit higher-quality and higher-speed multimedia content transmission. At the same time we intend to continue to perform extensive optimization work to provide our subscribers with maximum capability to support video and other broad-bandwidth content, complete our DRP program and enhance our readiness to 4G technology.

Network performance

We continually optimize our entire network in order to meet the key performance indicators for our services, including dropped calls, voice quality, accessibility, availability and packet success rate.  We use advanced planning, monitoring and analyzing tools in order to achieve our performance goals efficiently and with minimum faults.

The two main indicators that we use to measure network performance for voice and packet data are the “blocked call” rate and the “dropped call” rate.  Our levels of blocked and dropped calls are better than those required by our license.

Spectrum allocation

Spectrum availability in Israel is limited and is allocated by the Ministry of Communications through a licensing process. We have been allocated 2x10 MHz in the 850 MHz frequency band used by our TDMA network and since 2008, 2x5 MHz of which are used by our UMTS/HSPA 850 MHz base stations, deployed for coverage improvement , and 2x17 MHz in the 1800 MHz frequency band used by our GSM/GPRS/EDGE network.  In addition, the Ministry of Communications awarded us 2 x 10 MHz and 1 x 5 MHz in the 1900 - 2200 MHz frequency band for our UMTS third generation FDD and TDD spectrums, respectively. In December 2008, we returned the TDD spectrum to the Ministry of Communications, after not being able to use that spectrum since it was awarded to us in 2004, due to unavailability of  supporting equipment. We believe that our available spectrum is sufficient for our current needs. However, in light of the growing demand for data consumption and 4G technology, we will be required to purchase additional spectrum in the future. In September 2010, the Ministry of Communications published a UMTS spectrum tender for two additional UMTS operators, allowing participation to new operators and Mirs only and there is no assurance that additional spectrum will be made available to us in the future to satisfy our needs and plans or at all.

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

We entered into an agreement with Nokia Israel Communications Ltd., in July 2001 for the purchase of our GSM/GPRS system (the agreement was assigned to Nokia-Siemens Networks Israel Ltd., or Nokia Siemens, in 2007). We were also granted an option to purchase GSM 800, EDGE, UMTS and ancillary systems. In 2002, we exercised our option to purchase an EDGE system, and in 2005, we purchased a UMTS core system, under similar terms.  Nokia Siemens is obligated to offer us maintenance services for 15 years from final acceptance (until 2017).  Under the agreement, the parties generally have limited liability for direct damages of up to 10% of the value of the agreement.

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

Our optical transmission network is deployed from Nahariya in the north to Beer Sheva in the south and Afula and Jerusalem in the east, consisting of approximately 1,570 kilometers.  The fiber-optic network reaches most of the business parks in the country and is monitored by a fault-management system that performs real-time monitoring in order to enable us to provide our subscribers with high quality service. In order to efficiently complete our transmission network’s coverage to substantially the entire country, we use a microwave network as a complementary solution in those areas that are not served by our fiber-optic network.  As of December 31, 2010, we had deployed approximately 3,000 microwave links to both our cell sites and subscribers.

In February 1999, we entered into an agreement with Alcatel SEL AG (later assigned to Alcatel Lucent Israel Ltd., or Alcatel Lucent), for the purchase of SDH transmission network. Alcatel Lucent is obliged to offer us maintenance services for 15 year from the effective date (until March 2014). Under the agreement, Alcatel Lucent has generally limited liability for direct damages of up to the higher of the sum collected from its insurer less US $1,000,000 per year or US $1,000,000 per each calendar year.

In November 2009, we entered into an agreement with Alcatel Lucent for the purchase of our Carrier Ethernet network. We also agreed to purchase from Alcatel Lucent at least 51% of the equipment and services that we purchase for such network until the lapse of 7 years from final acceptance (until February 2017). Alcatel Lucent is obligated to offer us maintenance services for 12 years from conditional acceptance (until January 2022).  Under the agreement, the parties generally have limited liability for direct damages of up to the value of the agreement.

To supplement our transmission network, we lease a limited amount of transmission capacity from Bezeq, the incumbent landline operator.

Information technology

We maintain a variety of information systems that enable us to deliver superior customer service while enhancing our internal processes.

We use Amdocs’ customer care and billing system.  We entered into our agreement with Amdocs (UK) Limited, or Amdocs UK, in February 1999 for the supply of a central computer system for customer care, billing and collection capable of generating customer profiles based on various usage patterns. This system is based on Amdocs UK’s generic pricing system and is customized to our specific requirements. We own the intellectual property rights for the customized developments.  Under this agreement, the parties’ liability for direct damages is generally limited to $500,000. In July 2010, we entered into an agreement with Amdocs (Israel) Limited, or Amdocs Israel, for the provision of operation, maintenance, management and development services for our billing system, which were previously performed partly by Amdocs UK and Amdocs Israel and partly by our employees.  Amdocs Israel is obligated to provide us with such services for a period of eight years (until August 2018), and after 30 months from entering into this agreement we have the option to terminate the agreement subject to the provision of a prior written notice and payment of certain amounts. Under the agreement, the parties generally have limited liability for direct damages of up to the value of the agreement for each year subject to certain additional exceptions to the limitation.

We use Nortel’s CTI system for the management of incoming calls to our telephonic call centers.

Our customer care system presents our customer care employees with a display of a subscriber’s profile based on various usage patterns. This enables us to provide a service based upon information for that particular subscriber. We also use a knowledge management system relating to our various services and products by Blue Phoenix, branded "Cellcopedia".

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

We operate directly, using our sales force and service personnel, in 32 physical points of sale and service, mostly located in shopping centers and other frequently visited locations to provide our subscribers with easy and convenient access to our products and services. We record approximately 240,000 subscriber applications per month in our direct points of sale and service.

We also distribute our products and services indirectly through a chain of dozens of dealers (including our own wholly owned dealer – Dynamica) who operate in approximately 100 points of sale throughout Israel. Our dealers are compensated for each sale based on qualitative and quantitative measures. We closely monitor the quality of service provided to our subscribers by our dealers. In our efforts to penetrate certain sectors of our potential subscriber base, we select dealers with proven expertise in marketing to such sectors.

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

Account managers.  Our direct sales force for our business customers maintains regular, personal contact with our large accounts, focusing on sales, customer retention and tailor-made solutions for the specific needs of such customers, including advanced data services. Sales to larger business customers or governmental and local authorities sometimes involve participation in the customer's tender process.

Internet Shop – Launched in 2009, our website includes four "zones": Shop - a virtual shop allowing easy purchase of various products and services; Offers - special offers, discounts and loyalty rewards; Content - our content services, including music, games, video clips etc. and a Service zone. Our website also includes three additional designated websites: sites in Arabic and in Russian featuring the content and service zones and a site for our business customers.

Marketing

Our marketing strategy emphasizes our market leader position, dynamic nature and personal touch, the quality of our network and services and our innovation. Our marketing activities are based on the principle of focusing on subscribers’ characteristics and needs and then adapting the service packages and prices that we offer to subscribers based on these characteristics and needs. As of January 2011, we put greater focus on customers loyalty and changed our new calling plans so that the majority of which do not include a commitment to a predefined period, but rather loyalty rewards, such as a certain refund once in every fixed period. In addition, our customers can choose a "surfing" package which suits their needs from among our "surfing" packages and pay accordingly.

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

We regularly advertise in all forms of media, in promotional campaigns and in the sponsorship of major entertainment events. In 2010 we also used "one to one" promotional campaigns such as advertisements in our subscribers' monthly bill. Our marketing and branding campaign has been very successful and highly acclaimed among the Israeli public, and our “Cellcom Media” initiative in particular has provided us with a high visibility association with mobile content services.

We believe that our strong brand recognition gives us the high level of market exposure required to help us achieve our business objectives.

Customer Care

Our customer service unit is our main channel for preserving the long-term relationship with our subscribers. We focus on customer retention through the provision of quality service and customer care. In order to achieve this goal, we systematically monitor and analyze our subscribers’ preferences, characteristics and trends by developing and analyzing sophisticated databases. We then adopt services that are aimed to respond to subscribers’ needs and preferences. In addition, subscribers are encouraged to subscribe to additional value-added services, such as cellular Internet and content services, in order to enhance customer satisfaction and increase ARPU. We continually strive to improve our service to our customers. Our customer care representatives receive extensive training before they begin providing service and thereafter regularly undergo training and review of their performance. We continuously invest in improving our training process. We provide our customer care representatives with a continually updated database, thus shortening the interaction time required to satisfy the customer’s needs and preventing human errors and closely monitor the service provided by them, in order to assure its quality. We constantly review our performance by reviewing customers applications and conducting surveys among our subscribers in order to ensure their satisfaction with our services and to improve them as necessary. In addition, we constantly apply preventive and preemptive measures aimed at reducing churn. In 2009, the Israeli "Public Trust" organization report stated that we provide the best quality of customer care in the Israeli cellular market and that we received the lowest number of customer complaints although we have the highest number of subscribers in the Israeli cellular market. The Israeli Consumers Council, the largest consumers organization in Israel, reports for 2009 and 2010, published in January and December 2010, respectively, stated that although the number of cellular customer complaints increased substantially, our number of customer complaints was the lowest.

In order to better respond to subscribers’ needs in the most efficient manner, our customer support and service network offers several channels for our subscribers:

Call centers.  In order to provide quick and efficient responses to the different needs of our various subscribers, our call-center services are divided into several sub-centers: general services; technical services; billing; sales; international roaming; and data and internet. The call center services are provided in four languages: Hebrew, Arabic, English and Russian. We regularly monitor the performance of our call centers. We currently operate call centers in twelve locations throughout Israel, two of which are outsourced. On average, we respond to 1 million calls every month. During peak hours our call centers have the capability to respond to 1000 customer calls simultaneously.

Walk-in centers.  As of December 31, 2010, we independently operated 32 service and sales centers with approximately 100 additional sale and service points operated by our dealers (including our wholly owned dealer - Dynamica), covering almost all the populated areas of Israel. These centers provide a walk-in contact channel and offer the entire spectrum of products and services that we provide to our subscribers and potential subscribers (the majority of which are provided in our dealers' sale and service points as well), including handsets and accessories sales, upgrades and other services, such as bill payment, calling-plan changes and subscriptions to new services. These stores are mostly located in central locations, such as popular shopping malls. Our walk-in centers also serve as a contact point for our subscribers who need repair services. Following several efficiency measures to our repair services process implemented from 2008, aimed at improving its quality and reducing its costs, primarily given the higher costs of repairing 3G handsets which are more complex and expensive, as of December 31, 2010, our subscribers may deposit their handsets for repair in our walk-in centers and receive the repaired handset after two business days in the same center or at a location of their choice by a courier.  Our subscribers may borrow a substitute handset, free of charge, in order to continue to enjoy our cellular phone services while their handset is being repaired. The repair services are conducted in a central lab. We also offer installation services of car phones and other hands free devices for cars.

Self-services.  We provide our subscribers and potential subscribers with various self-service channels, such as interactive voice response, or IVR, web-based services and service using SMS. These channels provide general and specific information, including calling plans, account balance, billing-related information and roaming tariffs. They also provide subscribers information regarding trouble shooting and handset-operation, and enable subscribers to activate and deactivate services and to download content. Our website also includes information on our various services, products and the monthly bill and further includes three additional designated service sites: in Arabic, in Russian and a site for our business customers.

Our business sales force and back office personnel also provide customer care to our business customers. We offer our business customers repair services by a dispatch service collecting and returning the repaired handset within two business days, during which time, the customer is provided with a substitute handset, free of charge.

All of our service channels are monitored and analyzed regularly in order to assure the quality of our services and to identify areas where we can improve.

Be’eri Printers provides our printing supplies and invoices as well as the distribution, packaging and delivery of invoices and other mail to the postal service distribution centers.  We entered into an agreement with Be’eri Printers - Limited Partnership and with Be’eri Technologies (1977) Ltd., or together Be’eri, for printing services in August 2003.  Under the terms of the agreement, we committed to purchase from Be’eri a minimum monthly quantity of production and distribution services which may be reduced if we modify our printed invoice delivery policy.  The agreement is valid until December 2013.

 Competition

There is substantial competition in all aspects of the cellular communications market in Israel and we expect this to continue and further intensify in the future, due to the highly penetrated state of our market, the expected entry of additional competitors and the alleviation of transfer barriers between operators. We currently compete for market and revenue share with three other cellular communication operators: Partner, Pelephone and MIRS. For details of changes of ownership in the Israeli communication market since 2009, see "Item 4. Information on The Company - Business Overview - The Telecommunications Industry in Israel - Cellular Services".

Our estimated market share based on number of subscribers was approximately 34.5%as of December 31, 2010. To our knowledge, the market shares at such time of Partner, Pelephone and MIRS were estimated to be approximately 32%, 29% and 4.3%, respectively.  Since MIRS does not publish data on its number of subscribers, estimates of its market share are based on surveys.

The competition in our market has further increased following the launch of Pelephone's UMTS/HSPA network in 2009 and regulatory and other changes in our market. The Competition has further increased following the compulsory reduction of Early Termination Fees in February 2011. Competition is expected to intensify further as a result of the occurrence of any of the following events: the entry into the market of additional competitors (or dealers with leading brand names, such as 365 Telecom) and specifically the entry of MVNOs and additional UMTS operators, more so if hosting services to MVNOs and national roaming services for UMTS operators will be at unfavorable terms for us; increased usage of competing technologies, applications and services, allowing usage of our network, such as VoC, or other services, such WiFi, more so following the increased usage of smart phones; the prohibition on any limitation on the usage of any internet service or application, on the capabilities of handset and the possibility to use it in any other similar cellular network, including though differentiating pricing; and shift of outgoing calls to landline and callback alternatives, which are already being offered, following the reduction of interconnect tariffs to cellular operators as it shall narrow down the size of the market for which we compete.  For additional details see "Government Regulation –"Tariff Supervision", "Mobile Virtual Network Operator" and "Additional UMTS operators".

In addition, the changes in ownership in the Israeli communications market since 2009 may lead to new initiatives and combinations of services and are expected to increase competition as well. New communication groups, such as the MIRS – HOT group and the Partner-Smile Telecom group, , will allow some of the players to offer quadruple and even quintuple service bundles to existing customers in each of their previously separated platforms as well as new customers, and as for the MIRS – HOT combination, more so once (and if) Mirs upgrades its network to UMTS. See " Government Regulation – Long Distance Services" for details of recent changes in that regard. Equivalent service bundles may also be allowed as a result, for the Bezeq Group.  In February 2011, the Ministry of Communications has published a hearing in that respect.

In March 2011,the public committee appointed by the Ministry of communications in March 2010 to examine Bezeq's tariffs stracture and tariffs for landline wholesale services and further mandated in February 2011 to review the possible annulment of the structural limitations currently imposed on Bezeq and its subsidiaries, published the recommendations it is considering for public comments. The recommendations include: (1) annulment of structural limitations in the communication market other than as to multichannel television (which will be annulled only after internet based TV market is available), provided that conditions (3) and (4) below are fulfilled and provided that landline operators who hold general licenses will deposit autonomous bank guarantees in substantial sums to guarantee the existence of a wholesale market. (2) change of the supervision on Bezeq retail tariffs to setting maximum tariffs rather than the current setting of fixed tariffs. (3) landline operators who hold general licenses (such as Bezeq) will provide service and allow other operators to use their infrastructure in order to provide services to end users. The terms of such services will be agreed by the operators, or by the regulator, if no wholesale market has evolved within a certain period. (4) The Israeli Electriciy Company initiative is implemented (and same principles applied to its operation as the general licensed landline operators). These changes are expected to increase competition as well.

As of February 1, 2011, the compulsory reduction of Early Termination Fees to a negligible amount, eliminating the transfer barrier between operators, has resulted in a materially increased churn rate and increased subscriber acquisition and retention costs due to materially increased recruitment rate.

We believe that the principal competitive factors include general brand perception, perceived price, customer service and handset selection. In addition, content, data and other value-added services constitute a potential growth engine for increasing revenues from subscribers and are also an important factor in selecting a cellular provider.

In the content provision market, we compete also with international media providers and handsets manufacturers, such as Apple, Google and Nokia, who have opened their own content enabling stores and are changing the traditional role of the cellular operator from the content provider into one of many content providers, competing to provide content to the operator's subscribers. The "Open Garden" international trend is facilitated by technological changes allowing high speed internet surfing and supporting handsets and is gradually changing customers' consumption habits from surfing and downloading content mainly through the cellular operator's portal, to an off-portal surfing and content downloading as well as growing demand for internet surfing and content in general. Expansion of this trend, known as the "Open Garden", will enlarge the content market but will further increase competition in the content provision arena. Expansion of arrangements introduced by Apple, in which subscribers using an Apple handset can only purchase content through the Apple store, could adversely affect our content revenues.

In response to the enhanced competition in our market, we have implemented various steps and strategies, including:

·	marketing and branding campaigns aimed at enhancing market leadership, perceived value, brand recognition and loyalty among our existing and potential subscriber base;

·	investing significant resources in improving customer service and retention, as well as supporting information technology systems;

·	introducing innovative value-added services and identifying popular niches among various subscriber groups;

·	investing in improving our network technology to ensure our ability to offer quality services and advanced services, both cellular and landline services;

·	using innovative sales campaigns for attracting new subscribers by offering loyalty rebates;

·	offering attractive calling plans to subscribers, adapted to their needs and preferences; and

·	identifying new opportunities to maximize our advantages as an operator, in order to expand our share in the "Open Garden" market place and the recent launch of certain financial services.

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

We have registered approximately 30 domain names and approximately 120 trademarks and several trade names, the most important of which are the star design, “Cellcom”, “Talkman” and “Cellcom Volume”. We are also the proprietor of a few registered patents and patent applications.

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

·
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

·
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

·
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

·
We, our office holders or interested parties may not be parties to any arrangement whatsoever with Bezeq or another cellular operator that is intended or is likely to restrict or harm competition in the field of cellular services, cellular handsets or other cellular services.  For the purpose of the license, an “interested party” is defined as a 5% or greater holder of any means of control;

·
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

·
Prior to operating a network, we are required to have agreements with a manufacturer of cellular network equipment for the duration of its intended operating period,  which must include, among other things, a know-how agreement and an agreement guaranteeing the supply of spare parts for our network equipment for a period of at least seven years;

·
We are required to interconnect our network to other public telecommunications networks in Israel, on equal terms and without discrimination, in order to enable subscribers of all operators to communicate with one another;

·
We may not give preference in providing infrastructure services to a license holder that is an affiliated company over other license holders, whether in payment for services, conditions or availability of services or in any other manner, other than in specific circumstances and subject to the approval of the Ministry of Communications;

·
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

·
The license requires us to maintain a minimum standard of customer service, including, among other things, establishing call centers and service centers, maintaining a certain service level of our network, collecting payments pursuant to a certain procedure, protecting the privacy of subscribers; using a specific format for our agreement with our customers; obtaining an explicit request from our subscribers to purchase services, whether by us or by third parties, as a precondition to providing and charging for such services, including specific requirements as to format and a default blockage of the customer's ability to purchase certain services; maintaining a specific form of evidence of customers' request to purchase our services as a precondition to charging our customers  for those services, notifications we must provide them regarding the services ordered and the procedures for handling subscribers' objections as to billing and repayment of overcharged sums;

·
The license or any part thereof may not be transferred, pledged or encumbered without the prior approval of the Ministry of Communications. The license also sets forth restrictions on the sale, lease or pledge of any assets used for implementing the license;

·
We are required to obtain insurance coverage for our cellular activities. See “Item 8 – Financial Information - Legal Proceedings” for details of a purported class action filed against us in that regard in March 2010. In addition, the license imposes statutory liability for any loss or damage caused to a third party as a result of establishing, sustaining, maintaining or operating our cellular network. We have further undertaken to indemnify the State of Israel for any monetary obligation imposed on the State of Israel in the event of such loss or damage.  For the purpose of guaranteeing our obligations under the license, we have deposited a bank guarantee in the amount of $10 million with the Ministry of Communications, which may be forfeited in the event that we violate the terms of our license.

In 2005, our license was amended to regulate charging for SMS messages sent outside our network, which, under a certain interpretation of the amendment, may lead to claims of our not being in compliance with our license. We have fulfilled the license requirements with respect to substantially all SMS messages sent outside our network. However,  if such interpretation of the amendment prevails, we may face claims of having been late in implementing this amendment with respect to all such SMS messages.  We had notified the Ministry of Communications of our technological inability to fully implement the amendment, in light of this interpretation.  The Ministry of Communications had proposed an amendment to our license to resolve this problem, which we believe is unsatisfactory.

In the event that we violate the terms of our license, we may be subject to substantial penalties, including monetary sanctions.  In 2007, the Communications Law was amended  to include an increase in the financial sanctions that may be imposed on us by the Ministry of Communications for a breach of our licenses.  Following the increase, the maximum amount per violation that may be imposed is approximately NIS 1.6 million plus 0.25% of our annual revenue for the preceding year. An additional sanction amounting to 2% of the original sanction may be imposed for each day that the violation continues. In addition, the Ministry of Communications may determine certain service-related terms in our license as “service terms”; the maximum monetary sanctions per violation of a “service term” shall be double the amount of any other monetary sanction set in our license for such a violation per each period of 30 days or portion thereof during which the violation continues.

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

Tariff Supervision

Under the Israeli Communications Regulations (Telecommunications and Broadcasting) (Payment for Interconnecting), 2000, interconnect tariffs among landline operators, international call operators and cellular operators are subject to regulation and have been gradually decreased, leading to a decrease in our revenues.

In September 2010, the regulations were amended as follows:

·
the maximum interconnect tariff payable by a landline operator or a cellular operator for the completion of a call on another cellular network was reduced from the previous tariff of NIS 0.251 per minute to NIS 0.0687 per minute from January 1, 2011; to 0.0634 per minute from January 1, 2012; to NIS 0.0591 per minute from January 1, 2013; and to NIS 0.0555 from January 1, 2014;

·
the maximum interconnect tariff payable by a cellular operator for sending an SMS message to another cellular network was reduced from the previous tariff of NIS 0.0285 to NIS 0.0016 from January 1, 2011; to NIS 0.0015 from January 1, 2012; to NIS 0.0014 from January 1, 2013; and to NIS 0.0013 from January 1, 2014;

·
the tariffs do not include VAT and will be updated annually from January 1, 2011, based on the change in the Israeli CPI published in November of the year preceding the update date from the average annual Israeli CPI for 2009. The tariffs will also be increased by the percentage of royalties payable to the Ministry of Communications by the operator.

As a result of these updates, including the increase of the royalties we pay to the Ministry of Communications, the current maximum interconnect tariffs are NIS 0.0728 per minute for the completion of a call on another cellular network and NIS 0.0017 for a completion of an SMS message to another cellular network.

This reduction is expected to have a material adverse effect on our results of operation. Such adverse effects include both the direct effect of the tariff reduction and indirect effects (such as fewer calls being made as subscribers switch to landline and callback alternatives).  We have taken and intend to continue to take measures in order to mitigate as much as possible the expected adverse effects of such reduction, through revenue enhancement as well as cost reduction measures, but cannot offer any assurance that these measures will be successful. We believe that the Ministry of Communications' decision to amend the regulations in September 2010 is mistaken and unlawful and in November 2010 we filed a petition with the Israeli Supreme Court to annul the decision. Pelephone and Partner have also filed similar petitions. We cannot predict the ultimate outcome of such petition.  For details on the effects of the reduction see Item 5. Operating and Financial Review and Prospects.  – A. Operating Results – Overview –General.

In addition, in 2010, a public committee has been reviewing interconnect tariffs to land line operators, among other issues relating to the land line market and is expected to publish its recommendations during 2011.

 Under these regulations and our license, commencing January 1, 2009, our basic airtime charging units, including for interconnect purposes, were changed from twelve-second units to one-second units. Our general license also prevents us from offering our subscribers calling plans using airtime charging units other than the basic airtime charging unit.

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

In December 2010, the Communications Law was amended to reduce the Early Termination Fees.  In accordance with the amendment, as of February 1, 2011, Early Termination Fees are calculated based on the subscriber's average monthly bill, resulting in a negligible fee. The reduced Early Termination Fees apply to customers with less than a certain amount of phone lines. The reduction applies to existing as well as new calling plans.  An additional amendment prohibits the collection of the handset's remaining installments in one payment pursuant to early termination. As of January 2011, we changed our new calling plans so that the majority of which do not include a commitment to a predefined period nor an Early Termination Fee, but rather loyalty rewards. The reduction of Early Termination Fees has resulted in materially increased churn rate and increased subscriber acquisition and retention costs due to materially increased recruitment rate.

In December 2010, the Communication Law was amended to allow national roaming for new operators and Mirs. For additional details see "Additional UMTS operators" below. Following the amendment, if a new operator or Mirs and the hosting operator have not reached an agreement as to the terms of the service (including the consideration), for any reason, until the service is to commence (after certain criteria is met) the service will be provided for the then prevailing interconnect tariff (in case of a call and for data services - 65% of the interconnect tariff per 1 mega) and subsequently (but no later than February 1, 2012) shall be determined by the Ministry of Communications with the consent of the Minster of Finance and applied retroactively. Unfavorable terms and consideration for the service (such as equal or based on the interconnect tariff), may result in material adverse effect on our results of operations.

Under the Communications Law, in the event that a MVNO and the cellular operator, will not have reached an agreement as to the provision of service by way of MVNO within six months from the date the MVNO has approached the cellular operator, and if the Ministry of Communications together with the Ministry of Finance determine that the failure to reach an agreement is due to unreasonable conditions imposed by the cellular operator, the Ministry of Communications may intervene in the terms of the agreement, including by setting the price of the service. Unfavorable terms and consideration for the service (such as equal or based on the interconnect tariff), may result in material adverse effect on our results of operations. For additional details see "Mobile Virtual Network Operators" below.

In December 2010, the Communication Law was amended to prevent any limitation on the usage of any internet service or application, including though differentiating pricing, (network neutrality). In addition, the Ministry of Communications published a hearing regarding VoC license, which among others, notes the Ministry of Communications' intention to require cellular operators to offer "data only" service, at a price not exceeding current data only subscription (such as for modem), including at lower speed rates. Such requirements may adversely affect our results of operations.

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

The construction and operation of cell sites are subject to permits from various government entities and related bodies, including:

·	building permits from the local planning and building committee or the local licensing authority (if no exemption is available);

·	approvals for construction and operation from the Commissioner of Environmental Radiation of the Ministry of Environmental Protection;

·	permits from the Civil Aviation Authority (in most cases);

·	permits from the Israel Defense Forces (in certain cases); and

·	other specific permits necessary where applicable, such as for cell sites on water towers or agricultural land.

In March 2010, a new Planning and Building bill, intended to replace the existing Planning and Building law passed the first stage of enactment at the Israeli parliament. If the bill would be enacted, it may have an effect, among others, on current permits for our cell sites, the procedures to receive building permits for our cell sites, the scope of our indemnification obligations and the obligation to pay amelioration charge. In this preliminary stage, we cannot estimate what are the chances of its enactment and what would be its effects, if so enacted, on our network and network build-out.

See “Item 8 – Financial Information - Legal Proceedings” below for details regarding purported class actions filed against us in connection with cell sites construction and operation.

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

National Zoning Plan 36 sets forth the considerations that the planning and building authorities should take into account when issuing building permits for cell sites. These considerations include the satisfaction of safety standards meant to protect the public’s health from non-ionizing radiation emitting from cell sites, minimizing damage to the landscape and examining the effects of cell sites on their physical surroundings.  National Zoning Plan 36 also determines instances in which building and planning committees are obligated to inform the public of requests for building permits prior to their issuance, so that they may submit objections to the construction of a site in accordance with the provisions of the Planning and Building Law. Many local authorities have argued that a building permit issued in reliance on the Plan requires the payment of amelioration charge. The matter is under consideration in several legal proceedings. Should the matter be decided against us, the costs of constructing a site will substantially increase.

See “Site licensing” below for arguments against  the application of National Zoning Plan 36 to certain cell sites.

However, National Zoning Plan 36 is in the process of being revised. Current proposed changes will impose additional restrictions and requirements on the construction and operation of cell sites. In June 2010, the proposed changes were approved by the National Council for Planning and Building and submitted for the approval of the Government of Israel. If the proposed changes are approved by the Israeli Government they will harm our ability to construct new cell sites, make the process of obtaining building permits for the construction and operation of cell sites more cumbersome and costly, could  adversely affect our existing network  and may delay the future deployment of our network.

Site licensing

We have experienced difficulties in obtaining some of the permits and consents required for the construction of cell sites, especially from local planning and building authorities. The construction of a cell site without a building permit (or applicable exemption) constitutes a violation of the Planning and Building Law. Violations of the Planning and Building Law are criminal in nature.  The Planning and Building Law contains enforcement provisions to ensure the removal of unlawful sites.  There have been instances in which we received demolition orders or in which we and certain of our directors, officers and employees faced criminal charges in connection with cell sites constructed and/or used without the relevant permits or not in accordance with the permits. In most of these cases, we were successful in preventing or delaying the demolition of these sites, through arrangements with the local municipalities or planning and building authorities for obtaining the permit, or in other cases, by relocating to alternate sites. As of December 31, 2010, we were subject to 19  criminal and administrative legal proceedings alleging that some of our cell sites were built and have been used without the relevant permits or not in accordance with the permits. As of the same date, a small portion of our cell sites operated without building permits or applicable exemptions. Although we are in the process of seeking to obtain building permits or modify our cell sites in order to satisfy applicable exemptions for a portion of these sites, we may not be able to obtain or modify them and in several instances we may be required to relocate these sites to alternative locations or to demolish them without any suitable alternative.  In addition, we may be operating a significant  number of our cell sites,  in a manner which is not fully compatible with the building permits issued for them, although they are covered by permits from the Ministry of Environmental Protection in respect of their radiation level.  In some cases we will be required to relocate these cell sites to alternative locations, to reduce capacity coverage or to demolish them without any suitable alternative.

Based on advice received from our legal advisors and consistent with most Court rulings on the matter and the Israeli Attorney General opinion on the matter (given in May 2008) that the  exemption from obtaining a building permit applies to cellular radio access devices, we have not requested building permits under the Planning and Building Law for rooftop radio access devices. The Israeli Attorney General further recommended that an inter-ministry committee be established to examine the appropriateness of future application of the exemption to cellular devices given the changed circumstances since the enactment of the exemption and opined that failure to conclude the examination within a reasonable period may affect the legal assessment of the exemption as being reasonable.

However, notwithstanding the Attorney General's opinion, in May 2008 the District Court of Tel-Aviv-Jaffa, in its capacity as court of appeals, ruled that our and other cellular operators’ devices do not meet the exemption’s requirements and therefore the exemption may not be relied upon by us and other cellular operators. We and other cellular operators appealed against this ruling to the Supreme Court.  The State notified the Supreme Court it concurs with our and another cellular operator’s appeals against the District Court ruling. The State requested that a third operator’s appeal be returned to the District Court for further deliberation on specific questions regarding the interpretation of "rooftop" and the requirement to obtain an extraordinary usage permit in the circumstances of that case in the context of the exemption. Furthermore, in July 2008, a petition seeking to annul the Attorney General's opinion and apply the District Court ruling was filed with the Supreme Court by the Union of Local Authorities in Israel and certain local planning and building authorities which also requested to join our appeal and argue against the position of the State. In June 2009, another petition seeking similar remedies, was also filed with the Supreme Court. The Supreme Court decided to hear both petitions and our appeal together.

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

In September 2009, following publication of the inter-ministry committee's recommendations, the Attorney General concluded that the application of the exemption does not balance properly the different interests involved and therefore cannot continue. The Attorney General further concluded that, in accordance with its authority under applicable law, the Ministry of Interior (in consultation with the Ministry of Communications) should prepare regulations setting conditions for the application of the exemption, such as limiting the exemption to instances in which the local building and planning authority did not respond within a reasonable fixed time frame and to extraordinary circumstances, and bring such regulations for approval by the Economy Committee of the Israeli Parliament by the end of October 2009. In March 2010 the Israeli Ministry of Interior Affairs submitted a draft of such regulations for the approval of the Economy Committee of the Israeli Parliament. The regulations draft includes significant limitations on the ability to construct radio access devices based on such exemption, including a limitation of the number of such radio access devices to 5% of the total number of cell sites constructed or to be constructed with a building permit in a certain area during a certain period (which will render the construction of radio access devices based on the exemption practically impossible), and circumstances in which a request for a building permit for the radio access device was filed and no resolution has been granted within the timeframe set in the regulations. In September 2010, the Israeli Supreme Court issued an interim order prohibiting further construction of radio access devices in cellular networks in reliance on the exemption. The interim order, that was issued pursuant to the Israeli Attorney General's request, will be in effect until the enactment of the proposed regulations or other decision by the court. A further decision of the Supreme Court in February 2011, states that the order will not apply to the replacement of existing radio access devices under certain conditions.

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

 An annulment of, or inability to rely on, or substantial limitation of, the exemption could adversely affect our existing network and network build-out, particularly given the objection of some local planning and building authorities to grant due permits where required, could have a negative impact on our ability to obtain environmental permits for these sites, could negatively affect the extent, quality, capacity and coverage of our network, and our ability to continue to market our products and services effectively. This may have a material adverse effect on our results of operations and financial condition.

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

For reasons not related to radiation hazards, we have not received environmental permits for a few of our cell sites, primarily due to building and planning issues, such as objections by local planning and building committee's engineers to our reliance on the exemption from obtaining building permits for radio access devices.

Several local planning and building authorities argue that Israeli cellular operators may not receive building permits in reliance on the current National Zoning Plan 36, or the Plan, for cell sites operating in frequencies not specifically detailed in the frequencies charts attached to the Plan. In a number of cases, these authorities have refused to issue a building permit for such new cell sites, arguing that the Plan does not apply to such cell sites and that building permits for such cell sites should be sought through other processes (which are longer and cumbersome), such as an application for an extraordinary usage or under existing local specific zoning plans. Since June 2002, following the approval of the Plan, building permits for the Company's cell sites (where required) have been issued in reliance on the Plan. The current proposed draft amendment to the Plan covers all new cell sites requiring a building permit, independently of the frequencies in which they operate. Most of our cell sites and many cell sites operated by other operators, operate in frequencies not specifically detailed in the Plan. We believe that the Plan applies to all cell sites, whether or not they operate in specific frequencies, consistent with the practice developed since 2002 and intend to defend our position vigorously. However, we are currently unable to assess the chances of success of the above argument.

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

Operating a cell site or a facility without the requisite permits or not in accordance with permits granted could subject us and our officers and directors to criminal, administrative and civil liability. Should any of our officers or directors be found guilty of an offence, although this has not occurred to date, they may face monetary penalties and a term of imprisonment. In addition, our sites or other facilities may be the subject of demolition orders and claims of breach of contract and we may be required to relocate cell sites to less favorable locations or stop operation of cell sites. This could negatively affect the extent, quality and capacity of our network coverage and adversely affect our results of operations.

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

Since January 2006, we have provided approximately 323  indemnification letters in order to receive building permits. In addition, prior to January 2006, we provided three undertakings to provide an indemnification letter to local planning and building committees.  Local planning and building committees have sought to join cellular operators, including us, as defendants in depreciation claims made against them even though indemnification letters were not provided.  We were joined as defendants in a small number of cases, but are not, as of December 31, 2010, a party to any such depreciation claim. We expect that we will be required to continue to provide indemnification letters as the process of deploying our cell sites continues. As a result of the requirement to provide indemnification letters, we may decide to construct new cell sites in alternative, less suitable locations, to reduce capacity coverage or not to construct them at all, should we determine that the risks associated with providing such indemnification letters outweigh the benefits derived from constructing such cell sites, which could impair the quality of our service in the affected areas.

Construction and operating permits from the commissioner of environmental radiation

Under the Non-Ionizing Radiation Law (and previously under the Israeli Pharmacists Regulations (Radioactive Elements and their Products), 1980), it is prohibited to construct and operate cell sites without a permit from the Ministry of Environmental Protection. The Commissioner of Environmental Radiation, or Commissioner, is authorized to issue two types of permits: construction permits, for cell site construction; and operating permits, for cell site operation.

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

Pursuant to the Non-Ionizing Radiation Law, the construction and operation of cell sites and other facilities requires the prior approval of the Ministry of Environmental Protection. The validity of a construction permit will be for a period not exceeding three months, unless otherwise extended by the Commissioner, and the validity of an operating permit will be for a period of five years and we are required to submit to the Commissioner annual reports regarding radiation surveys conducted on our cell sites and other facilities  by third parties that were authorized to conduct such surveys by the Commissioner. Permits that were issued under the Pharmacists Regulations were deemed, for the remainder of their term, as permits issued under the Non-Ionizing Radiation Law. An applicant must first receive a construction permit from the Commissioner and only then may the applicant receive a building permit from the planning and building committee. In order to receive an operating permit from the Commissioner, certain conditions must be met, such as presenting a building permit or an exemption and means taken (including technological means) to limit exposure levels from each cell site or facility (relevant also for the receipt of a construction permit). In April 2010, the Commissioner amended all existing operating permits to include an obligation to provide the Commissioner with online, ongoing data regarding the radiation level on each of the cell sites and other facilities operated by each cellular operator, satisfied by a monitoring system supplied by the Commissioner and installed at the operator's premises. See “Site licensing“ above for additional details in regards to obtaining a building permit or relying on an exemption.

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

In December 2008, the Minister of Environmental Protection signed the Non-Ionizing Radiation Regulations, which did not include a section setting additional restrictions in relation to the operation of cell sites and other facilities, which was included in a previous draft of the regulations. Following the submission of a draft amendment to the Non-Ionizing Radiation Regulations for approval by the Internal Affairs Committee of the Israeli Parliament, in October 2010, a petition filed in July 2008 with the Supreme Court by certain environmental organizations against the Minister of Environmental Protection, the Minister of Communications and the cellular companies, including us, seeking remedies relating to the delayed enactment of the Non-Ionizing Radiation regulations, was dismissed in February 2011. Further, in February 2010, the Minister of Environmental Protection published a proposed amendment to the Non-Ionizing Radiation Law, aiming to cancel the requirement to obtain the Minister of Communications' approval to the Non-Ionizing Radiation Regulations, where such regulations may have a substantial and direct effect on the monetary burden imposed on the communication market, as is required under the current law.

In October 2010, a bill amending the Non-Ionizing Radiation Law so as to prohibit the grant of permits under such law for the construction and operation of cell sites situated within 75 meters from senior citizens' institutions, education institutions, shelters and hospitals, passed a preliminary phase of enactment in the Israeli Parliament. According to the bill, such permits granted prior to the enactment of the bill shall expire within 6 months from its effective date. If restrictions similar to those included in the previous draft of the Non-Ionizing Radiation Regulations (which included additional restrictions on the operation of cell sites and other facilities) or the proposed change to the Non Ionizing Radiation Law are subsequently adopted, they will, among other things, limit our ability to construct new sites (and if applied to existing cell sites, they will also limit our ability to renew operating permits for many of our existing sites), will adversely affect our existing networks and networks build out, specifically in urban areas, and could adversely affect our results of operations.

Handsets

The Israeli Consumer Protection Regulations (Information Regarding Non-Ionizing Radiation from Cellular Telephones), 2002, regulate the maximum permitted level of non-ionizing radiation from end-user cellular phones that emit non-ionizing radiation, according to the European standard, for testing GSM devices, and the American standard, for testing TDMA and CDMA devices. They also require cellular operators to attach an information leaflet to each equipment package that includes explanations regarding non-ionizing radiation, the maximum permitted level of non-ionizing radiation and the level of radiation of that specific model of equipment. The Radiation Regulations further require that such information also be displayed at points-of-sale, service centers and on the Internet sites of cellular operators.

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

We are required to provide warranty for handsets and other end user equipment purchased from us, for certain malfunctions during the first year, and are required to provide repair services for three years. We are also required to annul equipment sale in certain circumstances, at the request of the customer. See “Item 8 – Financial Information - Legal Proceedings” for details regarding purported class actions filed against us, in respect of handsets.

Royalties

Under the Communications Law, the Israeli Communications Regulations (Royalties), 2001, and the terms of our general license from the Ministry of Communications, in 2010 we were required to pay the State of Israel royalties equal to 1% of our revenues generated from telecommunications services, less payments transferred to other license holders for interconnect fees or roaming services, sale of handsets and losses from bad debt.  The rate of these royalties has decreased in recent years, from 4.5% in 2002, to 4% in 2003, to 3.5% in 2004 and 2005, to 3% in 2006, to 2.5% in 2007, to 2% in 2008, to 1.5% in 2009 and 1% in 2010 and thereafter. A public committee appointed by the Ministry of Communications to review various issues in the Israeli communications market published its recommendations in March 2008, including a recommendation that our obligation to pay royalties be annulled no later than 2012 (subject to Israeli corporate income tax reduction between 2008 and 2012). However, in January 2011, these regulations were amended to increase the royalties payable by cellular operators only, for the year 2011 and 2012, commencing January 19, 2011, from 1% in 2010, to 1.75% in 2011 and 2.5% in 2012, unless the Ministry of Communications has notified that an additional UMTS operator has commenced providing service through national roaming services or that MVNO operators have gained 5% market share. This change will not apply to MVNOs and holders of a special general license for the provision of landline services. In March 2011, we, Pelephone and Partner have filed a petition with the Israeli Supreme Court against the Ministries of Finance and Communications in that regard.

 Frequency Fees

Frequency allocations for our cellular services are governed by the Wireless Telegraph Ordinance. We pay frequency fees to the State of Israel in accordance with the Israeli Wireless Telegraph Regulations (Licenses, Certificates and Fees), 1987. In December 2010, the Israeli Supreme Court has ruled in our favor, in our petition against the Ministry of Communications, regarding GSM and UMTS frequency fees.   For additional information, see note 28.A.43 to our consolidated financial statements included elsewhere in this annual report. Furthermore, in December 2008, we returned the TDD spectrum allocated to us in 2004, to the Ministry of Communications, after not being able to use that spectrum since it was awarded to us, due to unavailability of supporting equipment, and in December 2010, we filed a lawsuit against the Ministry of Communications for the return of the frequencies fees we paid for the TDD spectrum, in the amount of approximately NIS 15 million.

Mobile Virtual Network Operator

A mobile virtual network operator, or MVNO, is a cellular operator that does not own its own spectrum and usually does not have its own radio network infrastructure.  Instead, MVNOs have business arrangements with existing cellular operators to use their infrastructure and network for the MVNO’s own customers. The operation of MVNOs in the Israeli cellular market could increase competition and may materially adversely affect our revenues, and more so, if such service is to be provided under unfavorable terms and consideration (such as equal to or based on the interconnect tariff).

The Communications Law was amended in July 2009 to include an MVNO license. In January 2010, the regulations necessary for the granting of an MVNO license were promulgated. The regulations regulate the operation of an MVNO pursuant to an agreement to be reached and entered between a cellular operator and an MVNO and sets, among others, the conditions for receiving an MVNO license, including a requirement to operate a mobile phone switch, a restriction on a cellular operator and landline operator to receive an MVNO license and limitations on parties related to an existing cellular operator and on other communication licensees, to receive an MVNO license. Although the regulations  deal with an agreement based MVNO, the Communications Law, as amended, instructs further that in the event that a MVNO and the cellular operator will not have reached an agreement as to the provision of service by way of MVNO within six months from the date the MVNO has approached the cellular operator, and if the Ministry of Communications together with the Ministry of Commerce determine that the failure to reach an agreement is due to unreasonable conditions imposed by the cellular operator, the Ministry Of Communications will use its authority to provide instructions. Such instructions may include intervening in the terms of the agreement, including by setting the price of the service.

To date the Ministry of Communications granted eight MVNO licenses to Telecom 365, Free Telecom, Ituran, Rami Levy, Bynet, Home Cellular, T2T and Alon Cellular. Free Telecom and Rami Levy have announced they entered into an hosting agreement with Pelephone and are expected to commence operations in the second half of 2011. Telecom 365 has returned its license to the Ministry of Communications and announced it will become a dealer for Pelephone. For additional details see "Item 4. B. – Business Overview – The Telecommunications Industry in Israel – Cellular services".

Additional UMTS Operators

In September 2010, the Ministry of Communications published a UMTS spectrum tender for two additional UMTS operators (the general principles of which were published in October 2009). Participation in this tender is allowed only to new operators and Mirs. The winners in this tender will be awarded a general license for the provision of cellular services (in Mirs' case, its current license would be amended). The tender does not set a completion date for the tender process. The tender conditions are subject to changes. The tender includes certain benefits and leniencies, such as a low minimum license fee with a reduction mechanism based on the market share gained by the winners and a prolonged timetable for network coverage completion. The tender committee, comprising of the Ministry of Communications and Ministry of Finance representatives, annexed to the tender a recommendation letter to the Minister of Communications, which is not part of the tender terms, recommending to award the winners with rebates on spectrum fees, based on market share gained. The tender committee mentioned in this recommendation, the importance of regulating cell site sharing and national roaming, to increase the winners' ability to create competition in the market, but did not provide specific recommendations, as both issues were already being reviewed or under progress (national roaming was in fact regulated thereafter). Additional UMTS operators are expected to further increase competition in the market and could materially adversely affect our results of operations. In October 2010 the Ministry of Communications published a hearing with regards to the engineering aspects of the compulsory national roaming services.

In December 2010, the Communications Law was amended to require existing operators (other than Mirs) to provide new UMTS operators and Mirs national roaming services, for a period of 7 - 10 years (subject to certain conditions). If the new operator or Mirs and the hosting operator have not reached an agreement, as to the terms of this service (including the consideration), for any reason, by the time that the service is to commence (after certain criteria are met) the service will be provided for the then prevailing interconnect tariff and subsequently (but no later than February 1, 2012) shall be determined by the Ministry of Communications with the consent of the Minster of Finance and applied retroactively. Unfavorable terms and consideration for the service (such as equal to or based on the interconnect tariff) may result in material adverse effect on our results of operations.

 A combined team of the Ministries of Communications and Finance and the Anti-Trust Commissionaire, is reviewing compulsory cell site sharing, among others in order to further facilitate  the entry of additional UMTS operators.

Long Distance Services

In February 2011, the regulations preventing a cellular and landline operator from providing international services and preventing a cellular operator from having a significant influence over an international landline, or ILD, operator were amended to allow cellular operators to provide long distance services or have significant influence over an ILD operator upon the earlier of the date in which an MVNO operator begins providing services (and with regards to an ILD which requested an MVNO license before September 1, 2010 and was granted a license – when the Ministry of Communications intervened or decided not to intervene in the terms of it's hosting agreement with the cellular operator) or after December 31, 2012. In addition, the Ministry of Communications may allow a cellular operator to have significant influence over an ILD before those conditions are met, under structural separation of the long distance operation from the cellular operator's operation.

Such change  allows us to pursue a business combination with our affiliate Netvision, if we so agree with Netvision and subject to, among others, the requisite regulatory and corporate approvals. In February 2011, the Ministry of Communications approved the acquisition of Smile Telecom by Partner, subject to the structural separation of the long distance operation until the aforementioned conditions are met, and the acquisition was completed.

Remittance services

The provision of certain financial services, including money remittance services, requires us to annually register as a "Money Service Provider" with the Ministry of Finance under Israeli law. We comply with this requirement. As a licensed "Money Service Provider"

we are subject to certain obligations under the Israeli Money Laundering Prohibition Law, 2000 and Terrorism Financing Prohibition Law, 2005 and the regulations and orders promulgated thereunder. Any noncompliance with these laws could result in criminal charges as well as monetary sanctions against us and the loss or suspension of our registration and ability to provide such services.

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

Reporting Requirements

We are subject to extensive reporting requirements.  We are required to submit to the Ministry of Communications detailed annual reports with information concerning subscribers, revenues by service, the number of new subscribers and churn, annual financial statements and prior notice of tariff increases. In addition, under our license we may be required by the Ministry of Communications to file additional reports, such as reports on complaints, pricing, specific costs and revenues, network problems and the development of the network. We are required to provide the Commissioner of Environmental Radiation under the Non-Ionizing Radiation Law and regulations with periodic and online, ongoing data of all cell sites operated by us.

Securities Administrative Enforcement

An amendment to the Israeli Securities laws, which came into force in January 2011, established administrative enforcement measures for the handling of certain violations of certain securities and securities-related laws supervised by the Israeli Securities Authority, or ISA. This amendment allows the ISA to impose various civil enforcement measures, including financial sanctions, payment to the harmed party, prohibition of the violator from serving as an executive officer for a certain period of time, annulment or suspension of licenses, approvals and permits granted under such laws and agreed settlement mechanism as alternative for a criminal or administrative proceeding. In case of a violation by a corporation, the amendment provides for additional responsibility of the chief executive officer in some cases, unless certain conditions have been met, including the existence of procedures for the prevention of the violation. The Company is studying the amendment and is in the process of examining its procedures for the prevention of such violations.

Contributing to the Community and Protecting the Environment

We and our employees have been contributing to the community since our inception and are proud to be among the leaders of community responsibility. Like other companies in the IDB group, we consider contribution to the community in Israel, and specifically to the communities residing next to the Israeli northern and southern borders, an important component of our business vision and believe we have a responsibility towards the Israeli community, as we acknowledge that business leadership goes hand in hand with social leadership.

In 2010 we continued to contribute to the community with a specific focus on our "Cellcom Volume" youth centers initiative. In addition to promoting Israeli music and artists and providing our customers with Israeli music through a variety of musical content, we have contributed to the creation of "Cellcom Volume" youth centers in various locations throughout Israel, in which we provide young people resources related to music, including music classes, facilities to bands and choirs for rehearsals and recording studios. During 2010 we opened an additional center in Israel, as we believe music is a language which connects and bonds different people together. As of December 31, 2010, we had eleven "Volume Centers" and five “mini Volume Centers” active throughout the country. Another "Volume Center" will be opened in 2011. Our employees volunteer regularly in these centers as well as with other community projects.

In addition to our contribution to the build-up and strengthening of the community, through activities such as our "Cellcom Volume" youth centers, we make financial donations to other worthy causes and entities. In August 2006, our Board of Directors determined our donation policy to be at an amount equal to up to one percent of our annual net income. In 2010 we donated a total sum of approximately NIS 6.4 million, including our contribution to the community.

We are aware of the importance of environmental protection. Accordingly, while providing quality products and services to our subscribers, we seek to operate responsibly to continuously reduce negative impacts on the environment and the landscape, aiming at a better environmental performance than required by local law. We dedicate personnel, funds and technologies to improve our performance, strive to achieve an efficient deployment of infrastructure subject to the applicable standards, and cooperate with the local authorities. We constantly monitor our environmental performance and aim to reduce our ecological footprint, through activities such as recycling, reduction of paper usage by managed printing, reduction of pollutants' emissions and energy usage as well as activities aimed at allowing our subscribers to better protect the environment, such as collecting used batteries and sending subscribers their monthly bill for our services and other correspondence from us via e-mail in lieu of regular mail. In 2010, we entered into an agreement for the future purchase of electricity to be produced by a private natural gas based power station.

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

Central Laboratory

In October 2010, we entered into a long-term agreement for the enlargement of our current techno-logistic center, including our new central laboratory, in Netanya, Israel, and the lease thereof.  The leased property covers approximately 11,000 square meters.  The lease is for a term of ten years from the date of delivery of 50% of the new additions to the premises (scheduled to occur by mid 2011) and is renewable for an additional period of 5 years, at our option. In case we do not exercise the option we shall be required to pay approximately NIS 11 million.

Electricity

In December 2010, we entered into an agreement with Ashdod Energy Ltd., expected to construct a private power  plant fueled by natural gas in Israel, by the end of 2013. Under the agreement we committed to purchase electricity for the earlier of a period of 15 years from  commencement of operations of the power plant or until January 2028, subject to our right to terminate the agreement after 8 years from the commencement of operations of the power plant under certain conditions.

Service centers, points of sale and cell sites

As of December 31, 2010, we leased approximately 80 service centers, points of sale and other facilities (including those operated by our wholly owned dealer), which are used for marketing, sales and customer service.  Lease agreements for our retail stores and service centers are generally for periods of two to three years, with extension options that vary by location.

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

ITEM4A. UNRESOLVED STAFF COMMENTS

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

Overview

General

We are the leading provider of cellular communications services in Israel in terms of number of subscribers, revenues from services, EBITDA, EBITDA margin and net income as of December 31, 2010, providing services to approximately 3.394 million subscribers in Israel with an estimated market share of 34.5%.

We earn revenues and generate our primary sources of cash by offering a broad range of cellular services through our network covering substantially all of the populated territory of Israel. These services include basic and advanced cellular telephone services, text and multimedia messaging services and advanced cellular content and data services. We also provide international roaming services to our subscribers in 179 countries as of December 31, 2010 as well as to subscribers of foreign networks visiting Israel. We offer our subscribers a wide selection of handsets of various leading global manufacturers as well as extended warranty services. We have an advanced fiber-optic transmission infrastructure of approximately 1,570 kilometers. Together with our complementary microwave-based infrastructure, our fiber-optic infrastructure connects the majority of our cell sites with the remainder connected using supplemental transmission capacity leased from Bezeq, the incumbent landline operator. Having our own transmission network enables us to save substantial operating cash lease costs that would be associated with complete reliance on Bezeq’s infrastructure, although these savings are partially offset by maintenance costs and microwave spectrum fees.  It also allows us to sell transmission and data services to business customers and telecommunications operators. Following the receipt of our license to provide landline telephone services in Israel in 2006, we began to offer these services and as of February 2008, additional advanced landline services, through our NGN system, to selected landline business customers. We do not expect revenues from landline telephony services to amount to a material portion of our revenues in 2011. In 2010 we entered into a certain area of the financial services market with internet-based payment service currently enabling micro-payments for the purchase of digital content goods through the internet and cellular handsets, and money remittance services from Israel to other countries. Our financial services are available for customers of all cellular operators in Israel.

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

Our competitive landscape is characterized by a highly penetrated cellular market.  Competition is intense and attracting new subscribers and retaining existing subscribers has become increasingly difficult and costly. The competition in our market has further increased following the launch of Pelephone's UMTS/HSPA network in 2009 and regulatory and other changes in the market and has increased further following the compulsory reduction of Early Termination Fees in February 1, 2011. We expect competition to intensify further with the expected entry of additional competitors (including Additional UMTS operators and MVNOs) and technologies and regulatory changes to the benefit of such competitors such as national roaming. See “Item 3. Key Information – D. Risk Factors  - We face intense competition in all aspects of our business” and “Item 4. Information on the Company – B. Business Overview – Competition”. We intend to drive revenue growth primarily by: focusing on core business and synergetic complementary business; maintaining and enhancing our strong brand; retaining our existing subscribers; increasing our ARPU by offering new and advanced services as well as increasing our Internet, content, data services and land line services revenues; and attracting new subscribers. In particular, in addition to being an important factor in selecting a cellular provider, we believe that content, data and other value-added services are a potential growth engine for increasing revenues. Since the full launch of our 3.5G HSPA based services, in 2006, revenues from our content and data services have grown significantly. The cellular industry is primarily regulated by the Ministry of Communications. See “Item 4. Information on the Company – B. Business Overview - Government Regulations.”  While our pricing is not generally regulated, certain of our rates and pricing mechanisms are subject to regulation. In particular, the annual reduction of interconnect tariffs by the Ministry of Communications between March 2005 and 2008, adversely affected our results and required us to find alternative sources of revenues to compensate for these reductions.

The additional reduction of interconnect tariffs, beginning January 1, 2011, (for details see “Item 4. Information on the Company – B. Business Overview – Government Regulations – Tariff Supervision”) is expected to have a material adverse effect on our results. Such adverse effects include both the direct effect of the interconnect tariff reduction (estimated below) and indirect effects (such as fewer calls being made as subscribers switch to landline and callback alternatives) which we cannot estimate. Absent any efforts to mitigate the expected loss of revenues, these changes are expected to have an annual direct adverse effect (based on our current calls and SMS data) of approximately NIS 420 million on our annual EBITDA and approximately NIS 320 million on our annual net income, during the first year in which the interconnect tariff reduction is implemented. We cannot predict the actual indirect adverse effects of the reduction would have on our financial results, including from fewer calls being made as subscribers switch to landline and callback alternatives. Any usage of the interconnect tariff as the basis for other tariffs, such as for the provision of services to MVNO, or the provision of national roaming services, may have additional material adverse effect on our results. We have taken and intend to continue taking measures to mitigate as much as possible the expected adverse effects of  this tariff reduction, through revenue enhancement as well as cost reduction measures, but cannot assure that these will be successful. The forward-looking statements, relating to the impact of the reduction of interconnect tariffs on our results of operations, are subject to uncertainties and assumptions including about: the outcome of a petition we filed against this decision with the Supreme Court; the actual effects of the reduction (including customer reaction and substitution to other products, as well as general trends in our business that could change the number of subscribers, minutes of use and pricing); the entry of MVNOs or new operators to the market and their actual effect on the market and our results; the regulator's intervention in setting tariffs for MVNO and national roaming services or agreements reached in that respect between operators, the tariffs actually set and the effects of such services and tariffs on the market and our results; and our ability to mitigate the expected lost revenues. The actual effect of the reduction and other regulatory changes, as well as our ability to mitigate the expected lost revenues, could lead to materially different outcome than as set forth above.

Commencing January 1, 2009, our license prevents us from raising tariffs to non-business customers having an obligation to purchase our services for a predefined period during such period and as of February 2011, we are required to reduce Early Termination Fee to a negligible amount, under an amendment to the Communication Law, which applies to existing as well as new calling plans. We have already observed that the reduction of Early Termination Fee has resulted in materially increased acquisition and retention costs due to materially increased recruitment rate and materially increased churn rate. While we believe it not to be unique to Cellcom, one result of the reduction that has contributed to the increased churn rate has been an earlier churn of inactive subscribers (who prior to the change remained part of the subscribers' base until they were deducted after 6 months of being inactive). As a result, we expect the net addition to our number of subscribers in the first quarter 2011 to be low, though without its having a material adverse affect on our results. See additional details under “Item 4. Information on the Company – B. Business Overview – Government Regulations – Tariff Supervision.” We took steps to address the effects of these amendments including initiating new and innovative marketing plans.

The construction and operation of our cell sites and other transmission facilities are highly regulated and require us to obtain various consents and permits. See “Item 4. Information on the Company – B. Business Overview - Government Regulations—Permits for Cell Site Construction.” We have experienced difficulties in obtaining some of these consents and permits, particularly in obtaining building permits for cell sites from local planning and building authorities and as of September 2010, cannot rely on the exemption from obtaining a building permit due to an interim order issued by the Israeli Supreme Court to that effect, except for the replacement of existing radio access devices under certain conditions. Also, we may be operating a significant number of our cell sites in a manner not fully compatible with the building permits issued for them. However, even though 19 criminal and administrative proceedings (with two cell site subject to a demolition order) are outstanding as of December 31, 2010, we do not expect that the demolition of these facilities would have a material impact on our results of operations and financial condition. Additional restrictions on the construction and operation of cell sites and other facilities may be enacted by amendment to the Non-Ionizing Radiation Law and Regulations. If such restrictions are subsequently adopted, they will, among other things, limit our ability to construct new sites and renew operating permits for many of our existing sites, especially in residential areas, will adversely affect our existing networks and networks build out, specifically in urban areas, and could adversely affect our results of operations.  National Zoning Plan 36 is in the process of being revised. If proposed changes are approved, they will harm our ability to construct new cell sites, make the process of obtaining building permits for the construction and operation of cell sites more cumbersome and costly, could  adversely affect our existing network, and may delay the future deployment of our network.  Moreover, if we are unable to obtain or renew consents and permits or rely on exemptions from obtaining permits for our existing sites or other facilities, we will be required to demolish or relocate these cell sites and facilities. Our inability to relocate cell sites or other facilities in a timely manner and/or our inability to obtain the permits and consents for new cell sites, or rely on exemptions, could adversely affect our existing network resulting in the loss of subscribers, prevent us from meeting the networks coverage and quality requirements contained in our license and adversely impact our networks build-out, all of which may have a material adverse result on our results of operations and financial condition.

Our profitability is also affected by other factors, including changes in our cost of revenues and selling, general and administrative expenses, including depreciation and finance expenses.

Our management team includes seasoned managers with significant experience and solid track records in previous managerial positions. Ami Erel, the Chairman of our Board of Directors, who has been President and CEO of Bezeq, Amos Shapira, our Chief Executive Officer who has been chief executive officer of Kimberly-Clark’s Israeli subsidiary and of El

Al Israel Airlines, Yaacov Heen, our Chief Financial Officer, who has held a variety of positions within our finance division, most recently as head of our economic department. Our management team has implemented a series of initiatives to drive growth, including the continued enhancement of our distinctive brand, greater focus on customer service and new sales campaigns, including the launch of new content and data services, alongside a continued managerial focus on ongoing efficiency increase. Following implementation of these initiatives, our revenues and operating income increased, in 2008 by approximately 6% and 21%, respectively (compared with 2007), in 2009 by approximately 1% and 5% respectively (compared with 2008) and in 2010 by approximately 3% and 10%, respectively (compared with 2009). Notwithstanding these savings and management’s continued focus on cost cutting initiatives, we expect that the increasing competition in our market will increase the costs related to subscriber acquisition and retention.

Our results are also impacted by currency fluctuations.  While substantially all of our revenues are denominated in NIS, for 2010, approximately 33% of cash outflow was denominated in, or linked to, other currencies, mainly U.S. dollars.  These payments included capital expenditures, some cell site rental fees and payments to equipment including handset suppliers. Changes to the Israeli CPI, may also impact our results as our debentures (excluding Series E) and some of our expenses are linked to the Israeli CPI.  Any devaluation of the NIS against the U.S. dollar or other foreign currencies will therefore increase the NIS cost of our expenses that are not denominated in NIS or are linked to those currencies and any increase in the Israeli CPI will increase the financial expenses associated with our debentures.  We enter into derivative instruments to mitigate the effect of the various market risks associated with these expenses.  See “Item 11 - Quantitative and Qualitative Disclosures About Market Risk.”

Further, we incurred significant debt in late 2005 and in the first half of 2006 when we issued approximately NIS 2.0 billion ($564 million) principal amount of two series of debentures which bear interest at the rates of 5.0% and 5.3% and are linked to the Israeli CPI.  In addition, in October 2007 and February 2008, we issued two new series of debentures to the public in Israel, for an aggregate principal amount of approximately NIS 1,647 million ($464 million) which bear interest at annual rates of 4.60% and 5.19%, respectively and are linked to the Israeli CPI. Further, in April 2009 we issued to the public in Israel, additional debentures of our existing series of debentures bearing annual interest rate of 5.19% as well as debentures of a new series, Series E, which bears interest at an annual rate of 6.25%, without any linkage, for an aggregate principal amount of approximately NIS 975 million ($ 275 million) See “Item 5. Operating and Financial Review and Prospects – A. Debt Service”.

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

Recent Developments

The Company has previously announced that it was at the preliminary stages of examining possibilities for a business combination with Netvision

In light of the recent regulatory change, allowing cellular operators to hold ILD's (See "Item 4. Government Regulations – Long Distance Services" for additional details), on March 13, 2011, the Company approached Netvision with a proposal to negotiate a merger between the Company's subsidiary and Netvision. The proposed merger contemplates the purchase by the Company of all of Netvision's outstanding share capital for cash consideration, based on its share capital's estimated value of NIS 1.5 billion, subject to customary adjustments, as a result of which Netvision would become a wholly owned subsidiary of the Company. The merger proposal is subject to, among other things, negotiating and finalizing terms of definitive agreements covering the transaction, further due diligence by the Company, independent valuation and receipt of fairness opinions in respect of the consideration to be offered, and approval by both companies' audit committees and boards of directors.  If a definitive agreement is reached, closing would be subject, among other thing, to approval of the shareholders of both companies by a majority of shareholders voting on the matter, not affiliated with IDB, approvals of the authorized bodies of both companies' controlling shareholders and the requisite regulatory approvals. Netvision has not responded yet to our proposal and we can provide no assurances that we will enter into any transaction.  If an agreement is reached, we intend to fund the purchase price, in whole or in part, with new debt financing arrangements.

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

Other income and expenses

Other income and expenses consist primarily of capital gains or losses from sale and disposal of capital assets.

Financing income and expenses

Financing income and expenses consist primarily of interest expense on long-term and short-term loans and interest on our debentures, the interest income component of handset long-term installment sales, the effects of fluctuations in currency exchange rates, Israeli CPI adjustments related to the Israeli CPI-linked debentures and other expenses, and income or losses relating to financial derivative instruments that do not qualify for hedge accounting according to IFRS. Financing income and expenses also include gains and losses from our current investment in tradable securities.

Income Tax

Generally, Israeli companies were subject to Corporate tax on their taxable income at the rate of 25% for the 2010 tax year which decreased to 24% for the 2011 tax year. The Israeli Economic Efficiency Improvement Law (legislative amendments for the implementation of the economic program for the years 2009 and 2010), enacted in July 2009, provides, among others, for an additional gradual reduction of the corporate tax rate. According to this Law the Corporate tax rate will decrease to 23% for the 2012 tax year, to 22% for the 2013 tax year, to 21% for the 2014 tax year, to 20% for the 2015 tax year and to 18% for the 2016 tax year and thereafter.  Israeli companies are subject to capital gains tax at the Corporate tax rate. A deferred tax asset or liability is created for temporary differences between income recognized for tax purposes and for accounting purposes.

Results of Operations - Comparison of 2008, 2009 and 2010

The following table sets forth key performance indicators for the periods indicated:

	Year Ended December 31,			Change*
	2008	2009	2010	2009 vs. 2008		2010 vs. 2009
Subscribers at end of period(1) (in thousands)	3,187	3,292	3,394	3.3%		3.1%
Period churn rate(1)(2)	18.9%	19.6%	20.5%	0.7	pp	0.9	pp
Average monthly usage per subscriber (MOU) (in minutes)(1)(3)	329	331	335	0.6%		1.2%
Average monthly revenue per subscriber (ARPU) (1)(4) (in NIS)	149	144	144	(3.4%)		-
Operating income (in NIS millions)	1,690	1,768	1,938	4.6%		9.6%
Net income (in NIS millions)	989	1,182	1,291	19.5%		9.2%
EBITDA(5) (in NIS millions)	2,482	2,529	2,667	1.9%		5.5%
Operating income margin(6)	26.3%	27.3%	29.1%	1.0	pp	1.8	pp
EBITDA margin(7)	38.7%	39.0%	40.0%	0.3	pp	1.0	pp

*	pp denotes percentage points and this measure of change is calculated by subtracting the 2008 measure from the 2009 measure and the 2009 measure from the 2010 measure, respectively.

(1)
Subscriber data refer to active subscribers. We use a six-month method of calculating our subscriber base, which means that we deduct subscribers from our subscriber base after six months of no revenue generation or activity on our network by or in relation to both the post-paid and pre-paid subscriber.  The six-month method is, to the best of our knowledge, consistent with the methodology used by other cellular providers in Israel.

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

(3)
Average monthly minutes of use per subscriber (MOU) is calculated by dividing the total billable minutes (of outgoing and incoming calls from other networks, excluding roaming usage) during the month, by the average number of subscribers during such month, and by dividing the sum of such results for all months in the reported period by the number of months in the period. Following the regulatory requirement to change the basic airtime charging unit from twelve-seconds to one-second units commencing January 1, 2009, MOU for  2008 has been adjusted to the same per-one second unit basis to enable a comparison. MOU for 2008 based on the former charging units was 350 minutes.

(4)
Average monthly revenue per subscriber (ARPU) is calculated by dividing revenues from cellular services for the period by the average number of subscribers during the period and by dividing the result by the number of months in the period.  Revenues from inbound roaming services are included even though the number of subscribers in the equation does not include the users of those roaming services.  Inbound roaming services are included because ARPU is meant to capture all service revenues generated by a cellular network, including roaming services.  Revenues from sales of extended warranties are included because they represent recurring revenues generated by subscribers, but revenues from sales of handsets, repair services, transmission services and landline services are not.  We, and industry analysts, treat ARPU as a key performance indicator of a cellular operator because it is the closest meaningful measure of the contribution to service revenues made by an average subscriber.

We have set out below the calculation of ARPU for each of the periods presented:

	Year Ended December 31,
	2008	2009	2010
	(In NIS millions, except number of subscribers and months)

Revenues	6,417	6,483	6,662
less revenues from equipment sales	745	751	802
less other revenues*	135	162	124

Revenues used in ARPU calculation (in NIS millions)	5,537	5,570	5,736
Average number of subscribers	3,105,022	3,215,492	3,322,891
Months during period	12	12	12
ARPU (in NIS, per month)	149	144	144

*
Other revenues include revenues from repair services, transmission services and landline services. In 2010, other revenues were partially offset by the provision for a refund of NIS 66 million to our subscribers related to a major network malfunction we experienced in December 2010.

(5)
EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net; income tax; depreciation and amortization.  We present EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our significant debt), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with fixed assets.  EBITDA should not be considered in isolation or as a substitute for operating income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of our profitability or liquidity.  EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this annual report, may not be comparable to similarly titled measures reported by other companies due to differences in the way these measures are calculated.

The following is a reconciliation of EBITDA with net income and operating income:

	Year Ended December 31,
	2008	2009	2010
	(In NIS millions)
Net income	989	1,182	1,291
Financing expenses, net	310	219	230
Income taxes	391	367	417
Operating income	1,690	1,768	1,938
Other expenses (income), net	(29)	6	5
Depreciation and amortization	821	755	724
EBITDA	2,482	2,529	2,667

(6)	Operating income margin is defined as operating income as a percentage of total revenues for each of the applicable periods.

(7)	EBITDA margin is defined as EBITDA as a percentage of total revenues for each of the applicable periods.

The following table sets forth our selected consolidated statements of operations as a percentage of total revenues from operations for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
Revenues	100.0%	100.0%	100.0%
Cost of revenues	52.9%	51.4%	49.9%
Gross profit	47.1%	48.6%	50.1%
Selling and marketing expenses	10.9%	11.0%	11.3%
General and administrative expenses	10.3%	10.2%	9.6%
Other (income) expenses, net	(0.4%)	0.1%	0.1%
Operating income	26.3%	27.3%	29.1%
Financing expenses, net	4.8%	3.4%	3.5%
Income before income tax	21.5%	23.9%	25.6%
Income tax	6.1%	5.7%	6.2%
Net income	15.4%	18.2%	19.4%

Revenues

	Year Ended December 31,			Change
	2008	2009	2010	2009 vs. 2008	2010 vs. 2009
	(In NIS millions)
Revenues	6,417	6,483	6,662	1.0%	2.8%
The increase in revenues in 2010 was mainly due to a 26% increase in revenues from content and value added services (including SMS), an increase in revenues from landline services as well as an increase in roaming revenues. The increase in revenues has also resulted from a 6.8% increase in handset and accessories revenues. These increases were partially offset by a decrease in revenues from domestic voice services, mainly due to the ongoing airtime price erosion, and by a one-time provision for a refund to all our subscribers in a total amount of approximately NIS 66 million ($19 million) related to a major network malfunction we experienced in December 2010.

The increase in revenues in 2009 was mainly due to a 31% increase in revenues from content and value added services (including SMS), as well as a significant increase in revenues from landline services. The increase in revenues was partially offset by a substantial decrease in roaming revenues following the reduction in incoming and outgoing tourism resulting from the global economic slowdown. The increase in revenues was also offset in part by a decrease in revenues from domestic voice services mainly due to the ongoing airtime price erosion.

The following table sets forth the breakdown of our revenues for the periods indicated based on the various sources thereof:

	2008		2009		2010
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(NIS in millions)		(NIS in millions)		(NIS in millions)
Voice services:
Outgoing air time*	2,878	44.8%	2,806	43.3%	2,641	39.6%
Incoming air time	1,169	18.2%	1,176	18.1%	1,270	19.1%
Roaming	423	6.6%	340	5.3%	358	5.4%
Total voice services	4,470	69.6%	4,322	66.7%	4,269	64.1%
Content and value added services**	674	10.5%	882	13.6%	1,112	16.7%
Other services***	528	8.3%	528	8.1%	479	7.2%

	2008		2009		2010
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(NIS in millions)		(NIS in millions)		(NIS in millions)
Total services	5,672	88.4%	5,732	88.4%	5,860	88.0%
Handsets and accessories	745	11.6%	751	11.6%	802	12.0%
Total	6,417	100.0%	6,483	100.0%	6,662	100.0%
*	Including air time packages and interconnect fees.
**	Consists of content services, text messages and data services.
***	Consists of fixed monthly subscription fees, extended warranty fees, transmission services, landline services and others.

During 2010, revenues from services (comprising 88.0% of total revenues) increased by approximately 2%, compared with 2009.  This increase in revenues from services resulted mainly from an increase in our subscriber base of approximately 3.1% (mainly among post-paid subscribers), an increase in revenues from content and value added services, as well as an increase in revenues from landline services and roaming services. These increases were partially offset by the ongoing airtime price erosion and the one-time provision for a refund to all our subscribers related to a major network malfunction we experienced in December 2010.

During 2009, revenues from services (comprising 88.4% of total revenues) increased by approximately 1%, compared with 2008.  This increase in revenues from services resulted mainly from an increase in our subscriber base of approximately 3.3% (mainly among post-paid subscribers), an increase in revenues from content and value added services, as well as an increase in revenues from landline services. These increases were partially offset by the significant decrease in roaming revenues and the ongoing airtime price erosion.

During 2009 and 2010, revenues from content and value added services increased by approximately 31% and 26%, respectively compared with the previous respective years, mainly as a result of the growth in content services, text messages and sales of data packages, which is significantly attributable to the growth of our 3G subscriber base . As a percentage of service revenues, revenues from content and value added services increased from 11.9% in 2008 to 15.4% in 2009 and to 19% in 2010, and as percentage of total revenues, from 10.5% in 2008 to 13.6% in 2009 and 16.7% in 2010.

During 2010, revenues from other services decreased by 9.3%, compared with 2009. This decrease resulted mainly from a decrease in fixed monthly subscription fees and the one-time provision for a refund in the total amount of NIS 66 million to all our subscribers related to a major network malfunction we experienced in December 2010, which was partially offset by an increase in revenues from landline services and extended warranty. As a percentage of total revenues, revenues from other services decreased to 7.2% in 2010 from 8.1% in 2009.

In 2009, revenues from other services remained the same as in 2008 and were affected mainly by an increase in revenues from landline services, which was offset mainly by a decrease in fixed monthly subscription fees.  As a percentage of total revenues, revenues from other services decreased to 8.1% in 2009 from 8.3% in 2008.

During 2010, handset and accessories revenues (comprising 12% of total revenues) increased by 6.8% compared with 2009.  This increase primarily resulted from an increase in the average handset sale price, an increase in accessories sales, following the acquisition of Dynamica's operation, as well as an increase in the amount of modems and laptops sold during the year compared with 2009. These increases were partially offset by a decrease in the total amount of handsets sold during 2010 compared with 2009.

During 2009, handset and accessories revenues (comprising 11.6% of total revenues) increased by 0.8% compared with 2008.  This increase primarily resulted from an increase in the average handset sale price due to the larger amount of advanced 3G handsets in the mix of handsets sold in 2009 compared with 2008. The increase was offset in part by a decrease in the total amount of handsets sold during 2009 compared with the 2008, which resulted from more aggressive sales campaigns launched in 2008 compared with 2009.

The following table sets forth the breakdown of our revenues for the periods indicated based on the types of subscribers:

	2008		2009		2010
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(NIS in millions)		(NIS in millions)	(NIS in millions)
Individual	4,626	72.1%	4,775	73.7%	4,917	73.8%
Business	1,654	25.8%	1,622	25.0%	1,649	24.8%
Other*	137	2.1%	86	1.3%	96	1.4%
Total	6,417	100.0%	6,483	100.0%	6,662	100.0%
*	Consists of revenues from inbound roaming services and other services.

A breakdown of revenues according to types of subscribers (individual and business) during 2010 shows an approximately 3% increase, compared with 2009, in revenues attributable to individual subscribers, which resulted mainly from a higher subscriber base and increased usage. Revenues attributable to business subscribers increased in 2010 by 2%, compared with 2009, mainly as a result of an increase in landline services. Other revenues increased 7% in 2010 compared with 2009, mainly due to an increase in revenues from inbound roaming services, which resulted from an improvement in incoming tourism.

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

The following table sets forth the breakdown of our revenues for the periods indicated based on the types of subscription plans:

	2008		2009		2010
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(NIS in millions)		(NIS in millions)		(NIS in millions)
Pre-paid	696	10.9%	657	10.1%	675	10.1%
Post-paid	5,584	87.0%	5,741	88.6%	5,891	88.5%
Other*	137	2.1%	86	1.3%	96	1.4%
Total	6,417	100.0%	6,483	100.0%	6,662	100.0%

*	Consists of revenues from inbound roaming services and other services.

A breakdown of revenues according to types of subscription plans (pre-paid and post-paid) shows that the increase in revenues in 2010 compared with 2009 resulted mainly from post-paid subscribers. This increase was primarily the result of an increase in usage of content and value-added services and in landline services, as well as from the expansion of our subscriber base. The revenues attributed to both pre-paid and post-paid subscribers also benefited from an increase in revenues from handset and accessories sales.

A breakdown of revenues according to types of subscription plans (pre-paid and post-paid) shows that the increase in revenues in 2009 compared with 2008 resulted from post-paid subscribers. This increase was primarily the result of an increase in revenues from services resulting from an increase in usage of content and value-added services, in landline services and from the expansion of our subscriber base.

Cost of revenues and gross profit

	Year Ended December 31,			Change
	2008	2009	2010	2009 vs. 2008	2010 vs. 2009
	(In NIS millions)
Cost of revenues-services	2,641	2,643	2,671	0.1%	1.1%
Cost of revenues-equipment	755	690	651	(8.6%)	(5.7%)
Total cost of revenues	3,396	3,333	3,322	(1.9%)	(0.3%)
Gross profit	3,021	3,150	3,340	4.3%	6.0%

The increase in services cost of revenues in 2010 compared with 2009, resulted mainly from an increase in interconnect fees due to an increase in the number of outgoing calls completed in other operators' networks and an increase in cost of content and value-added services due to increased usage. These increases were partially offset mainly by a decrease in roaming related expenses due to improved roaming agreements with foreign operators, in depreciation expenses and in royalties paid to the Ministry of Communications resulting from a decline in the royalties' rate. The increases were also offset in part by a decrease in the cost of handsets repair services due to a more efficient handsets repair process, and by the reversal of a one-time provision, which was recorded in 2009, in the amount of NIS 15 million related to a dispute with the Ministry of Communications regarding frequencies fees, following the Israeli Supreme Court's ruling in our favor in that matter.

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

The decrease in equipment cost of revenues in 2010 compared with 2009, resulted primarily from a decrease in the average handset cost due to, among others, increased efficiency in handsets purchase, as well as a decrease in the total amount of handsets sold during 2010 compared with 2009.

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

The increase in gross profit in 2010 compared with 2009 and in 2009 compared with 2008, resulted mainly from increases in revenues from content and value added services and in revenues from landline services. The increase also benefited from an increase in the profitability of handsets sales. These increases were partially offset by the ongoing airtime price erosion.

Selling and marketing expenses and general and administrative expenses

	Year Ended December 31,			Change
	2008	2009	2010	2009 vs. 2008	2010 vs. 2009
	(In NIS millions)
Selling and marketing expenses	701	716	756	2.1%	5.6%
General and administrative expenses	659	660	641	0.2%	(2.9%)
Total	1,360	1,376	1,397	1.2%	1.5%

The increase in selling and marketing expenses in 2010 compared with 2009, primarily resulted from an increase in our sales and customer service workforce, due to, among others, the acquisition of Dynamica's operation, one of our major dealers, which led to an increase in payroll expenses and rent expenses. These increases were partially offset by a decrease in sales commissions, due to the acquisition of Dynamica's operation, and in advertising expenses.

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

The decrease in general and administrative expenses in 2010 compared with 2009, primarily resulted from a decrease in depreciation and amortization expenses, mainly related to software and information systems, which was partially offset by an increase in allowance for doubtful accounts.

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

Other income (expenses), net

	Year Ended December 31,
	2008	2009	2010
	(In NIS millions)
Other income (expenses), net	29	(6)	(5)

Other expenses in 2010 and 2009 consisted mainly of capital losses which resulted from deletion of certain equipment items.

Financing expenses, net

	Year Ended December 31,
	2008	2009	2010
	(In NIS millions)
Financing expenses	(393)	(370)	(336)
Financing income	83	151	106
Financing expenses, net	(310)	(219)	(230)

Financing Expenses, net, for 2010 increased 5% compared with 2009. The increase was primarily due to losses from our hedging portfolio, compared with gains from this hedging portfolio in 2009: (1) a loss from currency hedging transactions in 2010 due to a 6% appreciation of the NIS against the US dollar in 2010 compared with only 0.7% appreciation in 2009; (2) a loss from Israeli Consumer Price Index (CPI) hedging transactions in 2010 due to decreased inflation. The increase in financing expenses, net, was partially offset by a decrease in CPI linkage expenses associated with our CPI linked debentures due to the decreased inflation rate of 2.3% in 2010 compared with 3.8% in 2009, as well as by a net gain on our current investment in publicly traded debt securities in 2010. The increase was also offset in part by a one-time financing income in the amount of approximately NIS 12 million recorded in the fourth quarter of 2010, related to a dispute with the Ministry of Communications regarding frequencies fees, following the Israeli Supreme Court's ruling in our favor in that matter.

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

Interest and CPI linkage expenses associated with the principal amount of the debentures, and interest expenses resulting from the credit facility (voluntarily prepaid in full, in March 2008) incurred during 2008, 2009 and 2010 were approximately NIS 367 million, NIS 370 million and NIS 310 million, respectively.

Income tax

	Year Ended December 31,			Change
	2008	2009	2010	2009 vs. 2008	2010 vs. 2009
	(In NIS millions)
Income tax	391	367	417	(6.1%)	13.6%

Income tax for 2010 increased 13.6% compared with 2009. The increase resulted from the reduction of deferred tax liabilities and the recognition of a one-time tax income of approximately NIS 41 million recorded in the third quarter of 2009, due to the enactment in July 2009 of the Economic Efficiency Improvement Law, which provided, among others, for an additional gradual reduction of the Corporate tax rate from 25% for the 2010 tax year down to 18% for the 2016 tax year and thereafter. The increase in income tax resulted also from an increase in income before income tax, which was partially offset by the decreased Corporate tax rate of 25% in 2010 compared with 26% in 2009.

Income tax in 2009 decreased by 6.1% compared with 2008, resulting from the reduction in income tax rate to 26% in 2009 from 27% in 2008 and a reduction of deferred tax liabilities and the recognition of the foregoing one-time tax income of approximately NIS 41 million in the third quarter of 2009. The decrease in income tax was partially offset due to an increase in income before income tax.

Net income

	Year Ended December 31,			Change
	2008	2009	2010	2009 vs. 2008	2010 vs. 2009
	(In NIS millions)
Net income	989	1,182	1,291	19.5%	9.2%

The increase in net income in 2010 compared with 2009, was primarily due to an increase of 2.8% in revenues, while total operating expenses increased by only 0.2%, leading to an increase of 9.6 % in operating income. This increase was partially offset by an increase in financing expenses and income tax.

The increase in net income in 2009 compared with 2008, was primarily due to an increase of 1% in revenues, while total operating expenses decreased by 1%, leading to an increase of 4.6% in operating income. The increase also resulted from a decrease in financing expenses and income tax.

B.	LIQUIDITY AND CAPITAL RESOURCES

General

Our liquidity requirements relate primarily to working capital requirements, debt service, capital expenditures for the expansion and improvement of our networks and payment of dividends. We fund these requirements through cash flows from operation and issuance of public debentures.

In October 2010, the Commissioner of Capital Markets, Insurance and Savings in the Ministry of Finance published a circular which in most parts became effective by January 2011, instructing institutional investors to follow certain procedures and requirements before investing in non-governmental debentures, including a requirement to verify that certain contractual provisions are included in the indentures of the invested debentures, and to establish a policy for investment in such debentures which will relate among other matters to repayment acceleration rights. These procedures and requirements may adversely affect our possibilities of raising debt from Israeli institutional investors as well as the terms and price of such debt raising.

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

In February 2006, our Board of Directors adopted a policy to distribute each year at least 75% of our annual net income (determined in accordance with IFRS for periods commencing on or after January 1, 2008), subject to compliance with applicable law, our license and contractual obligations and so long as the distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy.”  It is possible that our Board of Directors’ estimate of our cash needs will be incorrect, or that events could occur that could increase our cash needs beyond anticipated. If that occurs, we may not have sufficient cash to cover these needs as a result of prior dividend payments, and we would need to identify additional sources of financing, which could include equity or debt financing.  We may not be able to obtain such financing on acceptable terms or at all.

Dividend payments

During 2010, we distributed cash dividends in the aggregate amount of NIS 1,327 million ($374 million), including the dividend declared for the fourth quarter of 2009 in the amount of NIS 257 million ($72 million), based on net income and existing retained earnings.  During 2009, we distributed cash dividends in the aggregate amount of NIS 1,187 million ($334 million), based on net income and existing retained earnings. During 2008, we distributed cash dividends in the aggregate amount of NIS 1.53 billion ($431 million), based on net income and existing retained earnings.

Debt service

Shelf Prospectus

In March 2009, we filed a shelf prospectus with the Israeli Securities Authority, or ISA, and the Tel Aviv Stock Exchange. The shelf prospectus allows us, from time to time, until March 2011, to offer and sell debt, equity and warrants in Israel, in one or more offerings, subject to a supplemental shelf offering report, in which we will describe the terms of the securities offered and the specific details of the offering. We intend to commence the procedures for the filing of a new shelf prospectus with ISA in the near future. At this stage, no decision has been made as to the execution of any offering, nor as to its scope, terms and timing, if executed, and there is no certainty that such offering will be executed.

Public debentures

In December 2005 and January 2006, we issued two series of debentures (Series A and Series B) to institutional and other investors in private placements. In May 2006, we issued additional debentures of the existing two series. The debentures are listed on the Tel Aviv Stock Exchange. As of December 31, 2010, these debentures consist of approximately NIS 473 million ($133 million) aggregate principal amount of Series A Debentures (after we repaid the first five principal payments in July 2008, in January and July 2009 and  2010, in the sum of approximately NIS 118 millions ($33 million) each) and approximately NIS 925 million ($261 million) aggregate principal amount of Series B Debentures. The Series A Debentures bear interest at the rate of 5.0% per year, and are linked (principal and interest) to the Israeli CPI. The principal is payable in nine semiannual payments commencing in July 2008, and the interest is payable semiannually commencing in July 2006. The Series B Debentures bear interest at the rate of 5.3% per year, and are linked (principal and interest) to the Israeli CPI. The principal is payable in five annual payments commencing in January 2013, and the interest is payable annually commencing in January 2007.

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

The Series C and D Debentures were issued for a total principal amount of NIS 245 million ($69 million) and approximately NIS 827 million ($233 million), respectively. In February 2008 we issued, in a private placement, additional debentures of Series C in a principal amount of NIS 81 million ($23 million) and additional Series D Debentures in a principal amount of approximately NIS 494 million ($139 million) and in April 2009 (under the above Shelf Prospectus), we issued to the public in Israel additional Series D debentures in a principal amount of approximately NIS 186 million ($52 million) for a total consideration of approximately NIS 215 million ($61 million).  As of December 31, 2010, these debentures consist, of approximately NIS 181 million ($51 million) aggregate principal amount of Series C Debentures (after we repaid the first four principal payments in March and September 2009 and 2010, in the sum of approximately NIS 36 million ($10 million) each) and approximately NIS 1,507 million ($425 million) aggregate principal amount of Series D Debentures.

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

In April 2009, we issued to the public in Israel a new Series E debentures in a principal amount of approximately NIS 789 million ($222 million) at an interest rate of 6.25% per annum, without any linkage, for a total consideration of approximately NIS 785 million ($221 million). The Series E principal is payable in six equal annual payments on January 5, of each of the years 2012 through 2017 (inclusive). The interest on Series E debentures is payable annually on January 5, of each of the years 2010 through 2017 (inclusive). The debentures were issued in a public offering in Israel based on the aforementioned shelf prospectus and were listed for trading on the Tel Aviv Stock Exchange.

The Series E debentures are unsecured and do not restrict our ability to issue additional debentures of any class or distribute dividends in the future.  The Series E debentures contain standard terms and obligations.

Other credit facilities

As of December 31, 2010, there were no other credit facilities outstanding.

Capital expenditures

Our accrual capital expenditure in 2008, 2009 and 2010 amounted to NIS 633 million, NIS 663 million and NIS 735 million, respectively. Accrual capital expenditure is defined as investment in fixed assets and intangible assets, such as spectrum licenses and capitalized subscriber acquisition and retention cost, during a given period. The amount of capital expenditure for 2010 includes the payment of NIS 108 million pursuant to the acquisition of assets and operations of Dynamica, one of our major dealers. For the periods under review, a key focus of our capital investment has been the enhancement and expansion of our networks and transmission infrastructure.

Cash flows from operating activities

Cash flows from operating activities increased by 14.4% in 2010 to NIS 2,380 million from NIS 2,080 million in 2009. The increase resulted mainly from higher collection from customers mainly due to higher revenues, as well as from a decrease in income tax payments in 2010 compared with 2009, mainly due to a tax overpayment paid in 2009, which was set off against tax payments in 2010.

Cash flows from operating activities increased by 19.2% in 2009 to NIS 2,080 million from NIS 1,745 million in 2008. The increase resulted mainly from the slight decrease in income tax payments in 2009 compared with 2008, while income before income tax increased.

Cash flows from investing activities

The net cash flows from operating activities is the main capital resource for our investment activities. In 2008, 2009 and 2010, our net cash used in investing activities amounted to NIS 528 million, NIS 774 million and NIS 889 million, respectively.  The payments were primarily for the improvement and expansion of the technological networks and information systems infrastructures. The increase in 2010 compared with 2009 primarily resulted from the payment of NIS 108 million pursuant to the acquisition of assets and operation of Dynamica, one of our major dealers. The increase in 2009 compared with 2008, resulted mainly from the investment in our debt securities portfolio according to our investment policy, which totaled NIS 212 million in 2009.

Cash flows from financing activities

In 2010, the net cash used in financing activities amounted to NIS 1,861 million compared with NIS 678 million in 2009. The increase resulted primarily from an increase in cash dividend paid and the lack of proceeds from issuance of debentures in 2010 compared with proceeds of NIS 989 million in 2009.

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

During 2008, 2009 and 2010, the average outstanding amount of long-term liabilities (long-term loans and debentures) was NIS 3.8 billion, NIS 4.3 billion and NIS 4.3 billion, respectively.

Working capital

Our working capital as of December 31, 2010 was NIS 924 million, compared with NIS 1,254 million as of December 31, 2009.  The decrease in working capital was primarily due to the decrease in cash and cash-equivalents, trade receivables and inventory, which was partially offset by a decrease in trade payables.

Our working capital as of December 31, 2009 was NIS 1,254 million, compared with NIS 461 million as of December 31, 2008.  The increase in working capital was primarily due to the increase in cash and cash-equivalents and in current investments, resulting mainly from the issuance of debentures in 2009.

Trade receivables

Trade receivables consist of outstanding amounts due from customers, mainly for cellular services and handsets and accessories, net of the allowance for doubtful accounts.  Most of our handset sales are made on an installment basis (generally, 36 monthly payments).  Installments due in the twelve months following the balance sheet date are included in current trade receivables; the remaining installments are included in long-term receivables. As of December 31, 2010, net current trade receivables amounted to NIS 1,478 million compared with NIS 1,579 million as at December 31, 2009 and NIS 1,478 million as at December 31, 2008.  The decrease in 2010 compared with 2009 was primarily due to the provision for a refund to our subscribers related to a major network malfunction we experienced in December 2010.  The current maturity of long-term receivables as of December 31, 2010 was NIS 656 million, compared with NIS 695 million as at December 31, 2009.

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Set forth below is a description of our contractual cash obligations, in millions of NIS, as of December 31, 2010.

	Total	2011	2012- 2014	2015-2016	2017 and Beyond
Long-term debt obligations (including interest)(1)	5,235	573	2,412	1,537	713
Operating lease obligations	1,078	236	497	185	160
Purchase obligations	522	278	203	41	-
Total	6,835	1,087	3,112	1,763	873

(1)	Interest does not include any increase in interest that would be required based on increases in the Israeli CPI.

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

Assumptions / approach used

In analyzing finite-lived long-lived assets for potential impairment, significant assumptions that are used in determining the discounted cash flows of the asset group include:

·	cash flows attributed to the asset group;

·	future cash flows for the asset group, including estimates of residual values, which incorporate our views of growth rates for the related business and anticipated future economic conditions; and

·	period of time over which the assets will be held and used.

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

New Accounting Standards

None.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors, executive officers and other key employees as of December 31, 2010:

Name	Age	Position
Ami Erel (2), (3)	63	Chairman of the Board
Nochi Dankner (3)	56	Director
Isaac Manor	69	Director
Shay Livnat (2), (3)	52	Director
Raanan Cohen (2), (4)	43	Director
Avraham Bigger	64	Director*
Rafi Bisker (2) (4)	59	Director
Shlomo Waxe (1), (2), (4)	64	Independent Director
Haim Gavrieli	40	Director
Ari Bronshtein (2)	41	Director
Tal Raz	49	Director
Ephraim Kunda (1), (2)	58	Independent Director
Joseph Barnea (1), (2), (3), (4)	75	Independent / External Director
Ronit Baytel (1)	43	Independent / External Director

Name	Age	Position
Amos Shapira	61	President and Chief Executive Officer
Yaacov Heen	41	Chief Financial Officer
Adi Cohen	45	Vice President of Marketing**
Eliezer (Lipa) Ogman	57	Chief Technology Officer
Isaiah Rozenberg	50	Vice President of Engineering and network operation
Itamar Bartov	48	Vice President of Executive and Regulatory Affairs
Yoav Kirmayer	39	Vice President of Business Customers ***
Meir Barav	53	Vice President of Sales and Services
Ronit Ben-Basat	43	Vice President of Human Resources
Amos Maor	47	Vice President of Operations and Supply Chain
Liat Menahemi-Stadler	44	General Legal Counsel and Corporate Secretary
Gil Ben-Itzhak	45	Controller

*	Mr Avraham Bigger resigned from office on January 18, 2011.

**	Adi Cohen notified of resigning from office and will be replaced by Mr. Yoni Sabag as of April 15, 2011.

***
Rafael Poran served as our Vice President of Business Customers until May 1,  2010. Mr. Moty Caspy served as our Vice President of Business Customers from May 1, 2010 until December 1, 2010. Mr. Yoav Kirmayer was appointed as our  Vice President of Business Customers as of December 1, 2010.

(1) Member of our Audit Committee.

(2) Member of our Analysis Committee.

(3) Member of our Option Committee.

(4) Member of our Security Committee.

Ami Erel has served as Chairman of our Board of Directors since 2005. Mr. Erel has served as President and Chief Executive Officer of Discount Investment Corporation Ltd. since 2001. From March to December 2007, Mr. Erel also served as the Chief Executive Officer of NetVision Ltd., where he served prior to March 2007 and continues to serve from January 2008, as Chairman of the board of directors. From 1999 to 2001, he served as President of Elron Electronic Industries Ltd., where he continues to serve as a member of the Board of Directors and also served, until January 2007, as its Chairman of the board of directors. From 1997 to 1999, he served as President and Chief Executive Officer of Bezeq – The Israeli Telecommunications Corporation Ltd.  Mr. Erel also serves as the Chairman of the boards of directors of Koor Industries Ltd. and Makhteshim-Agan Industries Ltd. and as a member of the boards of directors of other IDB group companies. Mr. Erel has served as the chairman of the executive committee of the Manufacturers Association of Israel from 2005 to 2009 and since September 2009 he has served as the chairman of the Israel Export & International Cooperation Institute.  Mr. Erel holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology.

Nochi Dankner has served as a member of our Board of Directors since 2005.  Mr. Dankner currently serves as Chairman of the boards of directors of IDB Holding Corporation Ltd. (of which he also served as Chief Executive Officer from December 2003 until August 2009),  IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Clal Industries and Investments Ltd., Ganden Holdings Ltd. and various private companies, and as a member of the boards of directors of Clal Insurance Enterprises Holdings Ltd., Clal Insurance Company Ltd., Shufersal Ltd., Property and Building Corporation Ltd., Koor Industries Ltd., Makhteshim-Agan Industries Ltd. and various private companies.  Mr. Dankner also serves as the Chairman of the IDB fund “For the Community” (a non-profit organization), as a member of “Matan-Your Way to Give” (a non-profit organization), as a member of the management committee of the Association of Friends of the Tel Aviv Sourasky Medical Center, and as a member of the board of trustees of Tel Aviv University,

Buchmann Faculty of Law - Tel Aviv University and Bar-Ilan University.  Mr. Dankner holds an L.L.B. and a B.A. in political science, both from Tel Aviv University.

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

Shay Livnat has served as a member of our Board of Directors since 2005.  Mr. Livnat has served as the President and Chief Executive Officer of Zoe Holdings Ltd., a holding company that manages a diverse portfolio of international telecommunications operations and hi-tech companies, which was founded by him in 1988, since 2001 and as Vice President and member of the board of directors of Taavura Holdings Ltd.  From 1988 to 1998, he served as Chief Executive Officer of Tashtit Ltd.  Mr. Livnat also serves as a member of the boards of directors of various IDB group companies, including IDB Development Corporation Ltd., Clal Industries and Investments Ltd., Clal Insurance Enterprises Holdings Ltd., Elron Electronic Industries Ltd. and other companies in the Avraham Livnat Group and Zoe/Cyphertech Group of companies. Mr. Livnat also serves as a member of the board of the Academic College of Tel-Aviv-Jaffa. Mr. Livnat holds a B.Sc. in electrical engineering from Fairleigh Dickinson University, New Jersey, USA.

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

Avraham Bigger has served as a member of our Board of Directors since 2005.  Mr. Bigger is the owner and managing director of three family-owned companies. From October 2006 to December 2010, Mr. Bigger served as the Chairman of the board of directors, and from January 2007 to December 2009 he has also served as Chief Executive Officer of Makhteshim-Agan Industries Ltd. From June 2003 to July 2007, Mr. Bigger served as the Chairman of the board of directors of Shufersal Ltd.; as the chairman of the boards of directors of various private companies; as the Deputy Chairman of the Caesarea Edmond Benjamin De Rothschild Foundation and the Caesarea Edmond Benjamin De Rothschild Development Corporation Ltd.; and as a member of the boards of directors of the First International Bank of Israel Ltd. and various private companies. Mr. Bigger holds a B.A. in economics and an M.B.A. from the Hebrew University.

Rafi Bisker has served as a member of our Board of Directors since 2006.  Mr. Bisker currently serves as co-Chairman of the board of directors of Shufersal Ltd. and as the Chairman of the board of directors of Property and Building Corporation Ltd., Bayside Land Corporation Ltd. and various private companies.  From 2000 to 2005, he served as Chief Executive Officer of Ganden Holdings Ltd and Ganden Real Estate Ltd..  From 1989 to 1999, he served as Chief Executive Officer of Dankner Investments Ltd.  Mr. Bisker also serves as a member of the boards of directors of IDB Holding Corporation Ltd., IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Clal Industries and Investments Ltd., Koor Industries Ltd., Ganden Holdings Ltd., ISPRO The Israel Properties Rental Corporation Ltd., Mehadrin Ltd., and various private companies.  Mr. Bisker holds a B.Sc. in civil engineering from the Technion, Israel Institute of Technology.

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

Haim Gavrieli has served as a member of our Board of Directors since 2008. Mr. Gavrieli has served as the Chief Executive Officer of IDB Holding Corporation Ltd. since 2009 and also as Executive Vice President of IDB Development Corporation Ltd. since 2006. He also serves as a member of the boards of directors of Discount Investment Corporation Ltd., Koor Industries Ltd., Makhteshim-Agan Industries Ltd., NetVision Ltd., Clal Finance Ltd., other IDB group companies and various private companies. Mr. Gavrieli also serves as a Deputy Chairman of Shufersal Ltd. and Chairman of the board of directors of IDB Tourism (2009) Ltd. and Modiin Energy Management (1992) Ltd. From April 2005 to November 2006 he served as Vice President of IDB Development Corporation Ltd.. Mr. Gavrieli holds a B.A. in political science and sociology from the University of Haifa and an M.A. in management from the University of Haifa.

Ari Bronshtein has served as a member of our Board of Directors since 2008. Mr. Bronshtein has served as Vice-President of DIC. Since July 2010, he also has served as a Chief Executive Officer, and from May 2009 to June 2010 he served as co-Chief Executive Officer, of Elron Electronic Industries Ltd. Mr. Bronstein also serves as a member of the boards of directors of Maxima Air Separation Center Ltd. and various private companies.  From 2004 to 2005, he served as Vice President and head of the Economics and Business Development division, and from 2000 to 2003, as Director of Finance and Investments, at Bezeq – The Israeli Telecommunications Corporation Ltd. Mr. Bronshtein holds a B.A. in finance and management and M.Sc. degree in finance and accounting, both from Tel Aviv University.

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

Mr. Ephraim Kunda has served as a member of our Board of Directors since November 2010. Mr. Kunda is an Israeli businessman and is the owner and managing director of a private consulting company that provides economic consultancy and business mediation services. Since 2007, Mr. Kunda has served as the Chairman of the board of directors of Ravad Ltd., a public real estate investment company.  From 2003 to 2007, Mr. Kunda served as an external director of Property and Building Corporation Ltd., a public real estate company that is a member of the IDB group. Mr. Kunda holds a B.A. in Economics from Tel Aviv University.

Joseph Barnea has served as a member of our Board of Directors since 2007. Mr. Barnea is a retired businessman. He served as the Chief Executive Officer of Oxygen & Argon Works Ltd. from 1987 to 2005 and continued to serve as a member of its management until 2006. From 1985 to 1987, he served as the Chief Executive Officer of Telkoor Ltd. From 1980 to 1985, he served as a Vice President of Elscint Medical Imaging Ltd. Mr. Barnea is a member of the executive committee of the Israeli Industrialists Association  and until 2007 he served as the Chairman of its Chemistry and Environment Association. From 2004 to 2009 Mr. Barnea served as a member of the board of the Israeli Export & International Cooperation Institute, from 2005 he serves as a member of the standard committee of the Israeli Standards Institute and prior to that, as a member of its board. From 2002 to 2004 he served first as President and then as Chairman of the International Oxygen Manufacturers Association (IOMA) USA. He served as Deputy Commander of the signal, electronics and computer corps of the Israeli Defense Forces.  Mr. Barnea holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology and an M.Sc. in electrical engineering from Columbia University, New York, USA.

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

Yaacov Heen has served as our Chief Financial Officer since  2009. Mr. Heen served as head of our economic department since 2006, responsible for our budget, financial analysis, cost accounting and control over our performance. From 2002 to 2006 he served as head of our pricing and business research department. Mr. Heen holds a B.A. in economics and business administration and an M.B.A. in business administration, both from the Bar-Ilan University.

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

Itamar Bartov has served as our Vice President of Executive and Regulatory Affairs since 2005. From 2004 to 2005, Mr. Bartov served as Vice President of Customer Services of El Al Israel Airlines Ltd., and from 2002 to 2004 he served as El Al’s Corporate Secretary.  From 2000 to 2002, he served as a Vice President of Business Development in Overseas Commerce and from 1996 to 2000 he served as a Vice President of Planning and Control in the Israel Postal Authority’s.  From 1993 to 1996, he served as senior advisor to the Minister of Communications. Mr. Bartov holds an L.L.B. from the Hebrew University in Jerusalem.

Yoav Kirmayer has served as our Vice President of Business Customers since December 2010. Mr Kirmayer has previously served as head of our telephonic service apparatus, since 2010, responsible for the support of all customer telephonic applications. From 2006 to 2010 he served as the head of our nationwide chain of sale and service centers. Mr Kirmayer holds a B.A. in economics and business administration from Bar-Ilan University and an M.B.A. in business administration from Ben-Gurion University.

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

Liat Menahemi Stadler has served as our General Legal Counsel and Corporate Secretary since 2006. From 2000 to 2006, Ms. Menahemi Stadler served as head of the technology and general purchasing division of our legal department.  She has been a member of our legal department since 1998. Ms. Menahemi Stadler holds an LL.B. and a B.A. in English and French language and literature, both from the University of Haifa and is a member of both the Israeli and the New York bar associations.

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

On March 13, 2011, our Board of Directors appointed Ms. Edith Lusky as a member of our board of directors, effective March 15, 2011, for an initial term that will expire at our next annual shareholders meeting, at which time, her re-election for an additional term, if nominated by our Board of Directors, will be brought for shareholders approval. Ms. Lusky serves as an external director at Israel Discount Bank Ltd. since 2009. From 2004 to 2008 Ms. Lusky served as senior vice president of retail banking and risk management of Union Bank of Israel Ltd. and from 2001 to 2004 she served as chief executive officer of Mishcan - Bank Poalim for Mortgages Ltd. Ms. Lusky holds a B.A. in Economics and Statistics and an M.Sc in Economics, both from Tel Aviv University.

On March 13, 2011, our Board of Directors appointed Mr. Yoni Sabag as our Vice President of Marketing, effective April 15, 2011. Mr. Sabag has served as head of our private sector marketing department, in charge of the private and small business sectors since 2006. From 2003 to 2006, he served as a director of marketing for the private sector. Mr Sabag has been a member of our marketing department since 2000.

B.	COMPENSATION

Executive Officer and Director Compensation

The aggregate direct compensation we paid to all our executive officers and directors as a group (28 persons) for 2010 was approximately NIS 23.8 million, of which approximately NIS 9.6 million relates to 2009 bonuses paid in 2010 and approximately NIS 2.4 million was set aside or accrued to provide for pension, retirement, severance or similar benefits. These amounts do not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses and benefits commonly reimbursed or paid by companies in Israel. In addition, these amounts do not include director's fees for one of our independent directors, Ephraim Kunda, whose fee shall be brought for shareholders' approval at our forthcoming 2011 annual meeting of shareholders (if nominated by the board for re-election) and applied retroactively, subject to the shareholders meeting approval.

We pay no cash compensation to our directors who are affiliated with DIC for their services as directors, but we pay DIC NIS 2.0 million per year for management services, adjusted to changes in the Israeli Consumer Price Index for June 2006, and in 2010 this payment amounted to approximately NIS 2.2 million. We pay Shlomo Waxe, one of our independent directors, a monthly director’s fee of $3,000 plus Israeli value-added tax. The proposed director's fees to be payable to our other independent director, Ephraim Kunda,  appointed by our board of directors in November 2010, has not been decided yet but shall be brought for shareholders' approval at our forthcoming 2011 annual shareholder meeting. Until our annual shareholder meeting held in April 2010 we paid each of our two external directors a director’s fee in the amount of NIS 100,000 (approximately $28,175) per year and NIS 3,000 (approximately $845) per meeting, payable in accordance with the regulations promulgated under the Israeli Companies Law, as adjusted for changes in the Israeli CPI (approximately NIS 124,400 and  NIS 3,700, respectively, as of December 31, 2009). In February 2010, our Board of Directors found that each of our external Directors qualifies as an "Expert External Director", as defined in the such regulations, and resolved that we shall pay our external directors an annual fee of NIS 126,900 (approximately $35,750) and a meeting participation fee of NIS 4,880 (approximately $1,375), payable in accordance with the aforesaid regulations to an "Expert External Director", as adjusted for changes in the Israeli CPI since December 2007 (which inclusive of CPI adjustment to December 31, 2010 equals approximately NIS 140,000 (approximately $39,450) and approximately NIS 5,400 ( approximately $1,520), respectively).

Employment Agreement of Amos Shapira

Mr. Amos Shapira, our President and Chief Executive Officer, is entitled to a gross monthly salary of NIS 120,000, linked to the Israeli CPI (approximately NIS 137,000 as of December 31, 2010).  He is also entitled to a company car, the use of a cellular phone and to reimbursement of incidental private expenses in the amount of NIS 9,000 per year. Mr. Shapira is entitled to a fixed bonus equal to six month’s salary per year, linked to Israeli CPI, in respect of which no social benefits are accrued and an annual bonus based on our annual profits that shall not exceed NIS 2.78 million. Mr. Shapira is also entitled to participate in our share option plan (such plan was adopted in September 2006). Mr. Shapira’s agreement contains provisions for vacation days, sick leave, managers’ insurance and an education fund. The agreement is for an unspecified period of time and can be terminated by either party with advance notice of three months. Mr. Shapira will continue to receive his salary and benefits for a period of nine months after termination by either party, unless we terminate the agreement for cause. The aggregate monthly cost to us of Mr. Shapira’s employment in 2010 amounted to approximately NIS 195,000 (approximately $54,950). In addition, in March 2011, we will pay Mr. Shapira a bonus for 2010 in the amount of NIS 3.6 million.

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

Board of Directors and Officers

Our Board of Directors currently consists of thirteen directors, including four independent directors under the rules of the Sarbanes-Oxley Act applicable to audit committee members, of which two also qualify as external directors under the Companies Law.  Ten of our current directors, including independent directors Mr. Waxe, Mr. Barnea and Ms. Baytel, were elected at our annual shareholders meeting held in April 2010. Our other independent director, Mr. Kunda, was appointed by our board of directors in November 2010 for an initial term that will expire at our next annual shareholders meeting, at which time, his re-election for an additional term, if nominated by our Board of Directors, will be brought for shareholders approval. Two additional directors, Messrs. Dankner and Manor, were appointed by DIC, as founding shareholder, in accordance with our license and articles of association’s requirement that at least 20% of our directors be appointed by Israeli citizens and residents from among our founding shareholders. We do not enter into service contracts with our directors. Our articles of association provide that we must have at least five directors.

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

External Directors

Qualifications of external directors

Companies incorporated under the laws of the State of Israel whose shares are listed on a stock exchange are required by the Companies Law to appoint at least two external directors.  External directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law. The appointment of our external directors was approved by our shareholders in May 2007 for an initial term of three years and in April 2010 for a second term of three years.  The Companies Law provides that a person may not be appointed as an external director if the person, or the person’s relative, partner, employer or any entity under the person’s control, has or had during the two years preceding the date of appointment, any affiliation with the company or any entity controlling, controlled by or under common control with the company.

The term affiliation includes:

·	an employment relationship;

·	a business or professional relationship maintained on a regular basis;

·	control; and

·
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

Election of external directors

External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

·	at least one-third of the shares of non-controlling shareholders voted at the meeting vote in favor of the election of the external director; or

·	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed 1% of the aggregate voting rights in the company.

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

Our audit committee provides assistance to our Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting and internal control functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Our audit committee also serves as our financial reports review committee of the board.  Under the Companies Law, the audit committee is required to identify deficiencies in the management of the company, including by consulting with the internal auditor or the independent accountants, and recommending remedial actions to the board of directors, and is responsible for reviewing and approving certain related party transactions, as described below. The audit committee may not approve such a related party transaction unless at the time of approval the two external directors were serving as members of the audit committee and at least one of them was present at the meeting at which the approval was granted.

Our audit committee is composed entirely of independent members (and includes all the external directors) - Messrs. Barnea (chairman), Waxe , Baytel and Kunda. Our board of directors determined Ms. Baytel to be qualified to serve as an "audit committee financial expert" as defined by the SEC's rules.

Financial exposure management subcommittee

Our financial exposure management subcommittee, which is a subcommittee of our audit committee, was nominated by our board of directors and reviews our financial exposures, investment and hedging policies and recommends to our board of directors how we might enhance our investment and hedging performance. Our financial exposure management subcommittee consists of our external directors, Barnea and Baytel.

Analysis committee

Our analysis committee reviews our costs and annual budget and recommends ways to achieve cost efficiency in our activities to our Board of Directors. Our Analysis committee also reviews our operations and future plans and recommends how we might enhance our present and future performance to our Board of Directors.  Our analysis committee consists of Messrs. Bronshtein (chairman), Erel, Cohen, Livnat, Waxe, Barnea and Kunda.

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

Approval of Specified Related Party Transactions under Israeli Law

Fiduciary duties of office holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care requires an office holder to act with the degree of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means, in light of the circumstances, to obtain:

·	information on the appropriateness of a given action brought for his or her approval or performed by virtue of his or her position; and

·	all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to act in good faith and for the best interests of the company, including to:

·	refrain from any conflict of interest between the performance of his or her duties in the company and his or her other duties or personal affairs;

·	refrain from any activity that is competitive with the company;

·	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

·	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

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

Under the Companies Law, an extraordinary transaction is a transaction:

·	other than in the ordinary course of business;

·	that is not on market terms; or

·	that is likely to have a material impact on the company’s profitability, assets or liabilities.

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

Personal interests of a controlling shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Accordingly, DIC, and entities and persons that directly or indirectly control DIC, are considered to be our controlling shareholders. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder or his or her relative, who is an employee or director, require the approval of the audit committee, the board of directors and a majority of the shareholders of the company, in that order. In addition, the shareholders approval must fulfill one of the following requirements:

·	at least one-third of the shareholders who have no personal interest in approving the transaction and who vote on the matter vote in favor of the transaction; or

·	the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than 1% of the voting rights in the company.

Duties of shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing his or her power in the company and to act in good faith in exercising its rights in, and performing its obligations to the company and other shareholders, including, among other things, voting at general meetings of shareholders on the following matters:

·	an amendment to the articles of association;

·	an increase in the company’s authorized share capital;

·	a merger; and

·	approval of related party transactions that require shareholders approval.

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

Approval of Private Placements

Under the Companies Law, a private placement of securities requires approval by the board of directors and the shareholders of the company if it will cause a person to become a controlling shareholder or if:

·	the securities issued amount to 20% or more of the company’s outstanding voting rights before the issuance;

·	some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

·
the transaction will increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital or voting rights or that will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights.

Recent Amendment to the Israeli Companies Law

In March 2011, the Israeli Parliament adopted Amendment No. 16 to the Israeli Companies Law, or Amendment No. 16. This amendment implements a comprehensive reform in corporate governance. Most of the provisions of this amendment will become effective 60 days after its official publication in the Israeli Official Gazette. A summary of the principal changes introduced by Amendment No. 16 is set forth below*:

·
A higher shareholder approval threshold was adopted to permit a chief executive officer to also serve as chairman of the board and vice versa, and a prohibition was adopted on the chairman's ability to serve the company in any capacity other than as the chief executive officer;

·
The majority of the members of the audit committee is now required to be "independent" (as such term is defined under the Israeli Companies Law); the chairman of the audit committee is required to be an external director, and the following are disqualified from serving as members of the audit committee: the chairman, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives most of its income from the controlling shareholder;

·
The functions to be performed by the audit committee were expanded to include, inter alia, the following: determination whether certain related party actions and transactions are "material" or "extraordinary" in connection with their approval procedures, to assess the scope of work and compensation of the company's independent accountant, to assess the company's internal audit system and the performance of its internal auditor and to set whistle blower procedures (including in respect of the protections afforded to whistle blowers);

·
The threshold to elect external directors was increased, such that the election of external directors now requires a majority vote at a shareholders’ meeting, provided that either: at least a majority (previously, one-third) of the shares of non-controlling shareholders cast at the meeting vote in favor of the election of the external director, or the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed 2% (previously, 1%) of the voting rights in the company;

·
The independence requirements of external directors were enhanced such that an individual may not be appointed as an external director in a company that does not have a controlling shareholder, in the event that he has affiliation, at the time of his appointment, to the chairman, chief executive officer, a 5% shareholder or the chief financial officer; in addition, an individual may not be appointed as an external director if his relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with which the external director himself may not be affiliated;

·
External directors may be re-elected for an additional term by means of one of the following mechanisms: (i) the board of directors proposed the nominee and his appointment was approved by the shareholders in the manner required to appoint external directors for their initial term (which was the only available way to re-elect external directors prior to the adoption of Amendment No. 16), or (ii) a shareholder holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relations with the controlling shareholders in favor of the nominee constitute more than 2% of the voting rights in the company;

·	The terms of employment of an officer now require the approval of the audit committee as well as the board of directors;

·
The threshold to approve extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest was increased, such that: (i) at least a majority (previously one-third) of the votes cast by shareholders who have no personal interest in the transaction and who vote on the matter are voted in favor of the transaction, or (ii) the votes cast by shareholders who have no personal interest in the transaction voted against the transaction do not represent more than 2% (previously 1%) of the voting rights in the company; in addition, any such extraordinary transaction whose term is more than three years, require approval as described above every three years, unless (with respect to transactions not involving management fees) the audit committee approves that a longer term is reasonable under the circumstances.

·	With respect to full tender offers (tender offers for the acquisition of all outstanding shares in a company, the time-frame for a shareholder to a request appraisal rights with respect to the tender offer was extended from three to six months following the consummation of a the tender, but it is now permitted for the acquirer to elect that any shareholder tendering his shares will not be entitled to appraisal rights.

* As of the filing date of this annual report on Form 20-F, the official text of Amendment No. 16 was not published in the Israeli Official Gazette. Consequently, there can be no assurance that the official text of Amendment No. 16 will conform with the above description, which was derived from unofficial sources.

D.	EMPLOYEES

Our ability to achieve our strategic goals largely depends on our employees.  Consequently, we strive to recruit the most suitable candidates for each position, to give our employees the best training needed to qualify them for their tasks within our organization and aim to keep them satisfied while being productive and efficient. We implement a comprehensive review system that periodically analyzes our employees’ performance in order to improve their performance and in order to enable us to properly compensate, retain and promote our best employees.  Since we are committed to provide the best service to our subscribers, approximately 82% of our work force is engaged in customer facing positions.

The numbers and breakdowns of our full-time equivalent employees as of the end of the past three years are set forth in the following table:

	Number of Full-Time Equivalent Positions
Unit	December 2008**	December 2009**	December 2010**
Management and headquarters	35	34	37
Human resources	49	54	52
Marketing	73	80	83
Customers*	3,310	3,452	3,779
Finance	121	133	134
Technologies	718	679	596
Total	4,306	4,432	4,681

*	Includes the customer facing units: business customers, sales and services, operations and supply chain.
**
Including 150, 118 and  7 employees previously engaged through subcontractors, mainly in the Technologies  and Supply chain units during  2008, 2009 and 2010 respectively; in 2010 including  289 employees of Dynamica and excluding 46 employees previously employed by us which are employed by Amdocs, as part of outsourcing services related to our billing system.

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

Our employee compensation structure is aimed at encouraging and supporting employee performance towards enabling us to meet our strategic goals. Approximately 80% of our customer facing employees are entitled to performance-based incentives, which are granted mainly to customer-facing personnel, such as sales and service employees. Moreover, substantially all employees are entitled to an annual bonus based on our overall performance, subject to the discretion of our Board of Directors. We intend to pay these employees a yearly bonus for the year 2010 in an aggregate amount of approximately NIS 61.7 millions. We also contribute funds on behalf of some of our employees to an education fund.

We have entered into agreements with a number of manpower agencies and programming companies under which they provide us with temporary workers.

Our employees are not represented by any labor union. Since our inception, we have not experienced labor-related work stoppages and believe that our relations with our employees are good.

E.	SHARE OWNERSHIP

As of December 31, 2010, one of our directors, Mr. Nochi Dankner may be deemed to beneficially own 51,509,347, or approximately 51.79%, of our ordinary shares. 51,450,000 ordinary shares of these are beneficially owned by DIC, of which Mr. Dankner is the Chairman of the board of directors and 59,347 ordinary shares are held by indirect subsidiaries of IDB Development (of which Mr. Dankner is the Chairman of the board of directors), for their own account. This does not include 1,913,793 ordinary shares held as of that date for members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds, insurance policies and unaffiliated third-party client accounts, which are managed by such subsidiaries. Mr. Dankner is also a controlling shareholder and the Chairman of the board of directors of IDB. IDB Development, IDB, Mr. Dankner and each of our other directors who are affiliated with IDB or DIC, disclaim beneficial ownership of such shares.

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

In October and November 2006, we granted options to purchase an aggregate of 2,414,143 ordinary shares at an exercise price of $12.60 per share on the terms set forth above. Among those grants were options to purchase up to 450,000 ordinary shares to each of Mr. Ami Erel, our Chairman of the Board of Directors, and Mr. Amos Shapira, our Chief Executive Officer. The balance of those grants was made to our officers and senior employees.  Distribution of cash dividends before the exercise of these options reduces the exercise price of each option by an amount equal to the gross amount of the dividend per share distributed. In March 2007, August 2008, August 2009 and November 2010, we granted additional options to purchase an aggregate of 30,786, 27,500, 74,164 and 12,000 ordinary shares, respectively, at an exercise price of $12.60, $25, $24.65 and $27.92 per share, respectively, to certain of our senior employees, under the terms of the plan.

As of December 31, 2010, substantially all vested options and most of the amount of options granted, including those of Messrs. Ami Erel and Amos Shapira, were exercised. As of December 31, 2010 each of Messrs. Ami Erel and Amos Shapira holds 54,647 of our ordinary shares. As of December 31, 2010, an aggregate of 116,132 ordinary shares are issuable upon exercise of options according to the terms above. However, the terms of the 2006 Share Inventive Plan provide for a net exercise mechanism, the result of which is to require us to issue a smaller number of ordinary shares than represented by the outstanding options. Unless the Board of Directors otherwise approves, the number of ordinary shares issuable by us upon the exercise of an option will represent a market value that is equal to the difference between the market price of the ordinary shares and the option exercise price of the exercised options, at the date of exercise.

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

The following table sets forth information regarding beneficial ownership of our shares as of December 31, 2010, by each person, or group of affiliated persons, known to us to be the beneficial owner of 5% or more of our outstanding shares.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes any shares issuable pursuant to options that are exercisable within 60 days of December 31, 2010. Any shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 99,464,750 ordinary shares outstanding as of December 31, 2010. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, our major shareholders do not have different voting rights and the persons named in the table have sole voting and investment power with respect to all ordinary shares held by them.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent

Discount Investment Corporation Ltd.*	51,450,000	51.73%
Massachusetts Financial Services Company**	5,997,888	6.03%
Directors and executive officers as a group (25 persons)***	51,628,641	51.91%

*
DIC, a public Israeli company traded on the Tel Aviv Stock Exchange, is a majority-owned subsidiary of IDB Development Corporation Ltd., or IDB Development. Includes 23,661,645 ordinary shares held by DIC directly, 24,375,855 ordinary shares held by two wholly-owned subsidiaries of DIC (namely, PEC Israel Economic Corporation, a Maine corporation, and DIC Communication and Technology Ltd., an Israeli company) and 3,412,500 ordinary shares, representing approximately 3.43% of our issued and outstanding shares, held by two shareholders whose voting rights are vested in DIC. Does not include 59,347 ordinary shares (representing approximately 0.06% of our issued and outstanding shares) held as of December 31, 2010 by indirect subsidiaries of IDB Development for their own account and 1,913,793 ordinary shares (representing approximately 1.92% of our issued and outstanding shares) held as of that date for members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds, insurance policies and unaffiliated third-party client accounts, which are managed by such subsidiaries.

IDB Development, an Israeli company, is a wholly-owned subsidiary of IDB Holding Corporation Ltd., or IDB, a public Israeli company traded on the Tel Aviv Stock Exchange.

IDB is controlled as follows:

·
Ganden Holdings Ltd., or Ganden, a private Israeli company controlled by Nochi Dankner (who is also the Chairman of the boards of directors of IDB, IDB Development and DIC and one of our directors) and his sister Shelly Bergman, held as of December 31, 2010, directly and through a wholly-owned subsidiary, approximately 54.72% of the outstanding shares of IDB;

·	Shelly Bergman, through a wholly-owned company, held as of December 31, 2010 approximately 4.17% of the outstanding shares of IDB;

·
Avraham Livnat Ltd., or Livnat, a private Israeli company controlled by Avraham Livnat (one of whose sons, Zvi Livnat, is a director and Executive Vice President of IDB, a director and Deputy Chairman of the board of directors of IDB Development and a director of DIC, and another son, Shay Livnat, is one of our directors and a director of IDB Development) held as of December 31, 2010, directly and through a wholly-owned subsidiary, approximately 13.31% of the outstanding shares of IDB; and

·
Manor Holdings BA Ltd., or Manor, a private Israeli company controlled by Ruth Manor (whose husband, Isaac Manor, is one of our directors, a director and Deputy Chairman of the board of directors of IDB, and a director of IDB Development and DIC, and their son Dori Manor is a director of IDB, IDB Development and DIC) held as of December 31, 2010, directly and through a majority-owned subsidiary, approximately 13.30% of the outstanding shares of IDB.

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

Part of the foregoing holdings in IDB have been pledged to financial institutions as collateral for loans taken to finance the purchase of IDB's shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell such holdings.

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

**	According to a schedule 13-G filed by the shareholder on February 1, 2011. In the schedule the shareholder claims to have sole voting power only over 5,551,368 shares.
***
Includes the 51,450,000 ordinary shares held, directly or indirectly, by DIC and 59,347ordinary shares held by indirect subsidiaries of IDB Development, for their own account, which may be deemed to be beneficially owned by Nochi Dankner by virtue of his control of IDB. Does not include an aggregate of 1,913,793 of our ordinary shares held, as of December 31, 2010, by members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds, insurance policies and unaffiliated third-party client accounts, which are managed by indirect subsidiaries of IDB Development. Each of our directors who is affiliated with IDB or DIC disclaims beneficial ownership of such shares. Also includes10,000  ordinary shares issuable upon the exercise of stock options that are exercisable on, or within 60 days following December 31, 2010, and 54,647 ordinary shares held by each of Messrs. Ami Erel and Amos Shapira as of December 31,2010.

As of December 31, 2010, we had seventeen holders of record of our equity securities who are, to our knowledge, located in the United States. The shares held by these seventeen holders of record represent 83.35% of our outstanding ordinary shares. However, this number is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are located because approximately 71.08% of our ordinary shares were held of record by Cede & Co. for the account of the brokers or other nominees, including the Tel Aviv Stock Exchange; approximately 23.79 % of our ordinary shares owned directly by DIC is also held of record by Cede & Co; and PEC Israel Economic Corporation, a  Maine corporation that is the holder of record of approximately 12.25% of our outstanding shares, is wholly owned by DIC.

Prior to September 2005, our initial principal shareholders were DIC, which indirectly held approximately 25% of our then share capital, and BellSouth Corporation and the Safra brothers of Brazil, who indirectly held together approximately 69.5% of our then share capital and held the voting rights in additional 5.5% of our then share capital.  DIC acquired the shares and voting rights of BellSouth and the Safra brothers in September 2005 and subsequently sold an aggregate of 16.0% of our then share capital to financial investors in four transactions during 2006 and an additional approximately 19.5% of our then share capital as part of our initial public offering in February 2007. Also as part of our initial public offering, Goldman Sachs International, then a 5% shareholder, sold 1% of our then issued and outstanding share capital. In 2007 and 2008, DIC sold in several additional transactions approximately 11.62% of our then issued share capital to a financial institution which informed DIC at the time of its intention to place such shares for sale outside the United States to non-US investors. In 2009 DIC purchased minority stakes of approximately 1.97% of our then issued share capital from two shareholders (the voting rights of which were already held by DIC prior to the purchase). For additional details as to such shareholders' agreements, see below under "B. Related Party Transactions – Original 1997 shareholders agreements".

B.	RELATED PARTY TRANSACTIONS

Agreements among Our Shareholders

In September 2005, DIC acquired the shares and voting rights in our company held indirectly by BellSouth and the Safra brothers. In 2006, DIC sold a portion of these shares in four transactions to six financial investors based on the price of the Safra transaction, with adjustments for dividends paid and certain additions to such price accrued during the period from the closing of the Safra transaction to the applicable sale transaction. The following summaries of the agreements between DIC and certain other shareholders relate only to provisions that were in effect as of January 1, 2010 or thereafter.

Original 1997 shareholders agreements

Brian Greenspun, Daniel Steinmetz, Benjamin Steinmetz and Shlomo Piotrkowsky, who owned of record, directly or indirectly, an aggregate of approximately 5.5% of our then outstanding ordinary shares, granted the voting rights in these shares to BellSouth and the Safra brothers. These voting rights were assigned to DIC in connection with its acquisition of our control in September 2005. In 2009 DIC purchased the minority stakes held by Brian Greenspun and Benjamin Steinmetz (indirectly), representing approximately 1.97% of our then share capital. The remaining minority shareholders currently own approximately 3.43% of our outstanding ordinary shares. These minority shareholders are restricted from transferring these shares without the prior written consent of DIC and their transfer are subject to a right of first refusal in favor of DIC. Each of these minority shareholders is also committed not to compete, directly or indirectly, with our cellular communications business in Israel so long as he is a shareholder and for a period of one year thereafter.

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

Relationship with IDB

As part of the issuance of Series C and Series D debentures in February 2008 we sold approximately NIS 48 million aggregate principal amount of Series C and Series D Debentures to investors who are members of the IDB group. The terms of participation of our affiliates in all of these transactions were the same as those of unaffiliated parties.

As part of the issuance of our debentures in April 2009, we sold approximately NIS 109 million aggregate principal amount of our Series D and Series E Debentures to investors who are members of the IDB group. The terms of participation of our affiliates in all of these transactions were the same as those of unaffiliated parties.

As of December 31, 2010, an aggregate amount of approximately NIS 267 million of our Series A, B,C,D and E Debentures were held by investors who are members of the IDB group and entities affiliated with IDB’s principal shareholders or officers, either for their own account or for the benefit of members of the public (through, among others, provident funds, mutual funds, pension funds, exchange traded funds, insurance policies and unaffiliated third-party client accounts, which are managed by indirect subsidiaries of IDB).

As of December 31, 2010, an aggregate of 1,913,793 of our ordinary shares (not included in the holdings set forth in the Beneficial Owners' table above) were held by members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds, insurance policies and unaffiliated third-party client accounts, which are managed by indirect subsidiaries of IDB.

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

In 2006, we entered into a registration rights agreement with DIC, two wholly-owned subsidiaries of DIC which are shareholders and six other shareholders (some of whom no longer hold the registrable shares).  For a summary of the terms of the agreement, see “Item 10. Additional Information – C. Material Contracts.”

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See Item 17.

 Legal Proceedings

General

We are served from time to time with claims concerning various matters, including disputes with customers, commercial disputes with third parties with whom we do business and disputes with government entities, including local planning and building committees and the Ministry of Communications. The disputes with customers include purported class actions regarding claims such as alleged overcharging of tariffs, misleading representations, providing services not in compliance with applicable law, our license’s requirements or a subscriber’s agreement.  The following is a summary of our material litigation, pending as of the date of this annual report.

Various legislative changes have increased in recent years and may increase further, the number of requests for certification of class action lawsuits against us, and have increased and may increase further our legal exposure as a result of such class action lawsuits and our legal costs in defending against such suits. See “Item 3. Key Information – D. Risk Factors - We are exposed to, and currently are engaged in, a variety of legal proceedings, including class action lawsuits.”

All amounts noted below are nominal and, in cases where the claim is approved, will be adjusted to reflect changes in the Israeli CPI and statutory interest, from the date that each claim was filed.

Based on advice of counsel, we believe it is more likely than not that substantially all the claims and disputes detailed below will be determined in our favor and accordingly, no provision has been made in the financial statements in respect of these claims and disputes. We have made a provision in the amount of approximately NIS 22 millions, for the claim/s and dispute/s we are willing to settle or for which we cannot reach a conclusion that it is more likely than not that the claim/s and dispute/s will be determined in our favor.

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

In August 2001, a purported class action lawsuit was filed against us in the District Court of Tel-Aviv–Jaffa by one of our subscribers in connection with our outgoing call tariffs on the “Talkman” (pre-paid) plan and the collection of a distribution fee for “Talkman” calling cards.  In June 2004, the motion for certification as a class action was denied.  In September 2004, this decision was appealed to the Israeli Supreme Court.  In July 2007, the Israeli Supreme Court accepted a petition filed by both parties with mutual consent, in light of the Israeli Class Action Law, 2006, to resubmit the purported class action lawsuit for consideration in the District Court of Tel Aviv-Jaffa. If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiff to be NIS 135 million.  In January 2010, during preliminary proceedings, the District Court accepted our defense of limitations for the period prior to March 1999. In April 2010, the plaintiff appealed the decision to the Supreme Court.

  In August 2003, a purported class action lawsuit was filed against us in the District Court of Tel-Aviv–Jaffa (and later transferred to the District Court of the Central Region) by one of our subscribers in connection with our method of rounding the rates of calls, our method of linking rates of calls to the consumer price index and an alleged unlawful approval of a certain rate that was approved by the Ministry of Communications in 1996.  Following the amendment to the Consumer Protection Law in December 2005, the plaintiff filed an amended statement of its claim in March 2006, to which we have replied.  If the lawsuit is certified as a class action, the amount claimed (for the original claim) is estimated by the plaintiff to be NIS 150 million. In August 2009 and September 2010, during preliminary proceedings, the court rejected most of the alleged causes of action. As a result, the request to certify the lawsuit as a class action will continue to be heard in respect of one cause of action only: that we did not provide our customers full information in regards to the maximum airtime tariff set in the calling plan and our license, prior to entering into a calling plan. In November 2010, the plaintiff appealed the decision to the Supreme Court.

In August 2006, a purported class action lawsuit was filed against us (and two other cellular operators) in the District Court of Tel-Aviv–Jaffa by plaintiffs alleging to be subscribers of the defendants in connection with sums allegedly unlawfully charged for a segment of a call that was not actually carried out. In  November 2010, the purported class action was dismissed with prejudice. In December 2010, an appeal was filed with the Supreme Court challenging the dismissal. If the lawsuit is certified as a class action, the total amount claimed is estimated by the plaintiffs to exceed NIS 100 million without specifying the amount claimed from us individually.

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

In March 2008, a purported class action lawsuit was filed against us in the District Court of Central Region by plaintiffs alleging to be our subscribers, in connection with allegations that we unlawfully charged our subscribers for providing them with call details records. In August 2009 the request to certify the lawsuit as a class action was approved by the court and the claim will be tried as a class action, relating to an allegation that we breached the agreements with our subscribers by charging them for the service we previously provided free of charge, without obtaining their consent. In May 2010, our appeal and request to stay proceedings until the appeal is decided was not accepted by the Supreme Court, for reasons not related to the merits of the matter, and the lawsuit is tried in the District Court as a class action in relation to such allegation. If the lawsuit is certified as a class action, the total amount claimed is estimated by the plaintiffs to be approximately NIS 440 million.

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

In May 2009, a purported class action lawsuit was filed against us in the District Court of Tel-Aviv-Jaffa, by a plaintiff alleging to be our subscriber, in connection with allegations that we misled our subscribers whose calling plan includes certain reduced tariff calls, by failing to specify certain limitations on reduced tariff calls. The plaintiff did not specify the amount claimed if the lawsuit is certified as a class action.

In November 2009, a purported class action lawsuit was filed against us in the District Court of Tel-Aviv-Jaffa, by a plaintiff alleging to be our subscriber in connection with allegations that we unlawfully included commercial content in internet pages viewed by our subscribers through cellular "surfing", and unlawfully charged them for such surfing. The plaintiff did not estimate the total amount claimed, if the lawsuit is certified as a class action.

In March 2010, a purported class action lawsuit was filed against us and another cellular operator, in the District Court of Tel-Aviv-Jaffa, by two plaintiffs alleging to be subscribers of the defendants, in connection with allegations that the defendants breached their license by failing to purchase insurance against monetary liability which the defendants may suffer due to bodily damages that allegedly may be caused by cellular radiation. The plaintiffs request the court to award compensation in an amount equal to the insurance premiums allegedly payable for insuring such liability (estimated by the plaintiffs to be NIS 300 million per year per defendant) for the past seven years and to order the defendants to purchase such insurance coverage in the future. If the lawsuit is certified as a class action, the total amount claimed is estimated by the plaintiffs to be approximately NIS 4.2 billion, out of which NIS 2.1 billion is attributed to us individually.

In May 2010, a purported class action lawsuit was filed against us and two other defendants in the District Court of Central Region, by a plaintiff alleging to be our subscriber, in connection with allegations that the defendants unlawfully sent  commercial messages to certain recipients. In June 2010, one of the other defendants was deleted from the list of defendants at its request and with the consent of the plaintiff. The plaintiff did not estimate the total amount claimed if the lawsuit is certified as a class action.

In May 2010, a purported class action lawsuit was filed against us (and the three other Israeli cellular operators) in the District Court of Central Region, by four plaintiffs alleging to be subscribers of the defendants. The plaintiffs allege that the defendants unlawfully and in violation of their license and agreements with their subscribers fail to construct cell sites in a sufficient quantity, scope and coverage in order to provide cellular services in the requisite quality; fail to test, repair and notify the subscribers that non-ionizing radiation level for repaired handsets may exceed the manufacturer's specifications and the maximum level allowed by law; fail to inform and caution the subscribers of the risks related to the manner of carrying the handset and its distance from the subscriber's body; all of which allegedly increase the level of non-ionizing radiation and health risks to which the subscribers are exposed. In September 2010, at our and two other cellular operators' request, the Court instructed the transfer of this purported class action to the Tel-Aviv-Jaffa District Court, to be heard by the Judge hearing the purported class action filed against us in December 2007 (by plaintiffs alleging that we and the two other Israeli cellular operators have created environmental hazards by unlawfully building cell sites). If the lawsuit is certified as a class action, the total amount claimed from us is estimated by the plaintiffs to be approximately NIS 3.68 billion (the total amount claimed from the four defendants is estimated by the plaintiffs to be approximately NIS 12 billion).

In May 2010, a purported class action lawsuit was filed against us in the District Court of Tel Aviv, by a plaintiff alleging to be our subscriber, in connection with the allegation that we unlawfully returned certain amounts to our subscribers at their nominal value without adjustments for  interest and consumer price index differences. If the lawsuit is certified as a class action, the total amount claimed from us is estimated by the plaintiff to be approximately NIS 54 million.

In July 2010, a purported class action lawsuit was filed against us in the District Court of Central region, by a plaintiff alleging to be our subscriber in connection with the allegation that we unlawfully charged our subscribers with value added tax for services provided abroad. In October 2010, this purported class action was joined with two other similar purported class actions, filed against two other Israeli cellular operators. In December 2010,  the Israeli Tax Authority was joined as defendant at our and another defendant's request . The plaintiff did not estimate the total amount claimed if the lawsuit is certified as a class action.

In July 2010, a purported class action lawsuit was filed against us in the District Court of Tel Aviv-Jaffa, by two plaintiffs alleging to be our subscribers, in connection with the allegation that our subscribers' agreements violate certain format requirements under the

Israeli Standard Contracts Law. If the lawsuit is certified as a class action, the total amount claimed from us is estimated by the plaintiffs to be approximately NIS 100 million.

In September 2010, a purported class action lawsuit was filed against us in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be our subscriber, in connection with the allegation that our handset repair services violate the Israeli Consumer Protection Law. If the lawsuit is certified as a class action, the total amount claimed from us is estimated by the plaintiff to be approximately NIS 100 million.

In September 2010, a purported class action lawsuit was filed against us in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be our subscriber, in connection with the allegation that we did not provide the plaintiff with a written document containing information about the right to cancel a non frontal transaction, in violation of the Israeli Consumer Protection Law. If the lawsuit is certified as a class action, the total amount claimed from us is estimated by the plaintiff to be approximately NIS 98 million.

In October 2010, a purported class action lawsuit was filed against us in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be our subscriber and her son, in connection with the allegation that we unlawfully misused data bases regarding our customers, in violation of the Israeli Privacy Protection Law. If the lawsuit is certified as a class action, the total amount claimed from us is estimated by the plaintiffs to be approximately NIS 50 million.

In November 2010, a purported class action lawsuit was filed against us in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be our subscriber, in connection with the allegation that we charge our subscribers for certain content services without obtaining their consent. If the lawsuit is certified as a class action, the total amount claimed from us is estimated by the plaintiff to be approximately NIS 405 million (out of which NIS 300 million for mental anguish).

In November 2010, a purported class action lawsuit was filed against us in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be our subscriber, in connection with the allegation that we breached our agreements with our subscribers in relation to rebates for handsets. If the lawsuit is certified as a class action, the total amount claimed from us is estimated by the plaintiff to be approximately NIS 79 million.

In November 2010, a purported class action lawsuit was filed against us in the District Court of Tel-Aviv-Jaffa, by a plaintiff alleging to be our subscriber, in connection with allegations that we, unlawfully and in violation if our license, do not allow our subscribers to review their agreements prior to signing them. If the lawsuit is certified as a class action, the total amount claimed from us is estimated by the plaintiff to be approximately NIS 150 million.

In December 2010, nine purported class action lawsuits were filed against us in various District Courts, by plaintiffs alleging to be our subscribers, claiming compensation for damages (in some of the lawsuits mental anguish as well), in connection with allegations (in all or some of the lawsuits) that we misled our subscribers and unlawfully and in violation of our license and agreements with our subscribers, failed to provide service to our subscribers during the network malfunction that occurred on December 1, 2010.  As per our request, all lawsuits (except for one in which the plaintiff has requested its dismissal) were transferred to the District Court of Central Region to be heard by the same judge. If the lawsuits are certified as a class action, the total amount claimed in each lawsuit is estimated by the respective plaintiffs to be approximately NIS 1.3 billion, NIS 1.32 billion, NIS 1.18 billion, NIS 990 million, NIS 200 million, NIS 61 million, NIS 57 million (in which the plaintiff has requested its dismissal) and NIS 25 million. An additional purported class action lawsuit for NIS 22 million was dismissed without prejudice at the plaintiff's request. In addition, the Ministry of Communications appointed an examination committee to investigate the causes and our handling of the malfunction.

In December 2010, a purported class action lawsuit was filed against us in the District Court of Central region, by a plaintiff alleging to be our subscriber, in connection with allegations that we misled our subscribers by not allowing them to update reduced tariff destinations in breach of their agreements. If the lawsuit is certified as a class action, the total amount claimed from us is estimated by the plaintiff to be approximately NIS 148 million.

In January 2011, a purported class action lawsuit was filed against us in the District Court of Jerusalem, by a plaintiff alleging to be our subscriber, in connection with allegations that we unlawfully charged our subscribers for "surfing" services provided abroad while the handset shifted from WiFi to cellular "surfing" without prior notice and without the subscriber's consent. If the lawsuit is certified as a class action, the total amount claimed from us is estimated by the plaintiff to be approximately NIS 69 million.

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

Dividend Policy

In February 2006, our board of directors adopted a dividend policy to distribute each year at least 75% of our annual net income determined (in accordance with IFRS for periods commencing on or after January 1, 2008), subject to applicable law, our license and our contractual obligations and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. In March 2007, our Board of Directors resolved to distribute dividends within the boundaries of the February 2006 dividend policy and until resolved otherwise, on a quarterly basis. Our Board of Directors will consider, among other factors, our expected results of operation, including changes in pricing, regulation and competition, planned capital expenditure for technological upgrades and changes in debt service needs, including due to changes in interest rates or currency exchange rates, in order to reach its conclusion that a distribution of dividends will not prevent us from satisfying our existing and foreseeable obligations as they become due. In addition, there is an agreement among the controlling shareholders of IDB, our ultimate parent company, to target a dividend distribution of at least 50% of its distributable gains each year. Dividend payments are not guaranteed and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends or to pay dividends at a ratio to net income that is less than that paid in the past.  For example, our Board of Directors may determine that our cash needs for debt service, capital expenditures or operations may increase and that it would not be prudent to distribute dividends. Accordingly, shareholders should not expect that any particular amount will be distributed by us as dividends at any time, even if we have previously made dividend payments in such amount.

Our ability to pay dividends is subject to the following limitations under Israeli law: (1) dividends may only be paid out of cumulative retained earnings or out of retained earnings over the prior two years, provided that there is no reasonable concern that the payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due; and (2) our license requires that we and our 10% or more shareholders maintain at least $200 million of combined shareholders’ equity. DIC’s shareholders’ equity on December 31, 2010 was significantly well over $ 200 million.

We declare dividends in NIS and convert them for payment in US$ (where applicable) based upon the daily representative rate of exchange as published by the Bank of Israel prior to the distribution date.

Prior to 2006, we had not distributed dividends.  In 2006, we distributed dividends in the amount of NIS 3.83 billion ($1.08 billion), constituting substantially all of our retained earnings from inception to December 31, 2005. In 2007, we distributed dividends in the amount of NIS 655 million ($185 million). In 2008 we distributed dividends in the amount of NIS 1,530 million ($431 million). In 2009 we distributed dividends in the amount of NIS 1,187 million ($334 million). In March 2010, we distributed a dividend in the amount of approximately NIS 257 million ($72 million). In June 2010 we distributed a dividend in the amount of  approximately NIS 360 million ($101 million). In October 2010 we distributed a dividend in the amount of approximately NIS 310 million ($87 million). In December 2010 we distributed a dividend in the amount of approximately NIS 400 million ($ 113 million). The dividends distributed in respect of 2007, 2008, 2009 and the first nine months of 2010 constituted approximately 95% of our net income (in accordance with Israeli GAAP for periods until December 31, 2007 and in accordance with IFRS for periods commencing on or after January 1, 2008) for the respective period and part of our retained earnings from earlier periods.

On March 14, 2011 our board of directors declared a cash dividend for the fourth quarter of 2010 of NIS 3.05 per share, or approximately NIS 303 million in the aggregate. The dividend for the fourth quarter of 2010 constitutes approximately 95% of our net income (in accordance with IFRS) for the quarter.  The dividend per share that we will pay for the fourth quarter of 2010 does not reflect the level of dividends that may be paid for future quarterly periods, which can change at any time in accordance with the policy set out above.

B.	SIGNIFICANT CHANGES

No significant change has occurred since December 31, 2010, except as otherwise disclosed in this annual report.

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

	High		Low
	NIS		NIS
Annually
2007	₪	94.8	₪	67.5
2008	₪	92.2	₪	62.3
2009	₪	110.4	₪	63.6
2010	₪	123.0	₪	91.1

Quarterly
2007*
Third Quarter	₪	78.5	₪	67.5
Fourth Quarter	₪	94.8	₪	67.6
2008
First Quarter	₪	89.5	₪	73.6
Second Quarter	₪	90.6	₪	80.7
Third Quarter	₪	92.2	₪	76.4
Fourth Quarter	₪	84.5	₪	62.3
2009
First Quarter	₪	74.1	₪	63.6
Second Quarter	₪	89.9	₪	71.6
Third Quarter	₪	101.2	₪	85.5
Fourth Quarter	₪	110.4	₪	96.0
2010
First Quarter	₪	121.2	₪	104.4
Second Quarter	₪	116.6	₪	91.4
Third Quarter	₪	107.5	₪	91.1
Fourth Quarter	₪	123.0	₪	108.1

Monthly
2008
September	₪	86.9	₪	76.4
October	₪	84.4	₪	75.7
November	₪	86.1	₪	71.5
December	₪	94.8	₪	84.7
2009
September	₪	101.2	₪	93.4
October	₪	103.0	₪	97.5
November	₪	106.5	₪	96.0
December	₪	110.4	₪	104.3
2010
September	₪	107.5	₪	97.3
October	₪	119.1	₪	108.1
November	₪	123.0	₪	113.3
December	₪	122.6	₪	113.6

2011
January	₪	119.1	₪	110.3
February	₪	117.5	₪	109.6

* No information is provided regarding the first two quarters of 2007 since trading in our Ordinary Shares on the TASE commenced only on July 1, 2007.

On March 9, 2011, the closing price per share of our Ordinary Shares on the TASE was NIS 111.2.

Trading in the United States

Our ordinary shares have traded on the New York Stock Exchange under the symbol CEL since February 6, 2007.

The following table sets forth, for the periods indicated, the high and low prices in $ for our ordinary shares on The New York Stock Exchange, as retroactively adjusted by the New York Stock Exchange to reflect the payment of dividends.

	High $	Low $
Annually
2007	$23.4	$11.5
2008	$27.3	$16.2
2009	$29.3	$15.9
2010	$33.9	$23.5

Quarterly
2007
First Quarter	$12.6	$11.6
Second Quarter	$17.4	$11.5
Third Quarter	$17.5	$15.5
Fourth Quarter	$23.4	$16.1
2008
First Quarter	$23.9	$19.9
Second Quarter	$26.7	$21.9
Third Quarter	$27.3	$21.9
Fourth Quarter	$23.3	$16.2
2009
First Quarter	$18.0	$15.9
Second Quarter	$22.8	$17.3
Third Quarter	$27.3	$22.0
Fourth Quarter	$29.3	$25.4
2010
First Quarter	$31.8	$28.4
Second Quarter	$31.5	$23.5
Third Quarter	$29.4	$23.5
Fourth Quarter	$33.9	$29.6

Monthly
2008
September	$24.0	$21.9
October	$23.3	$20.3
November	$22.2	$17.3
December	$23.4	$20.6
2009
September	$27.3	$24.8

October	$28.1	$26.1
November	$28.0	$25.4
December	$29.3	$27.9
2010
September	$29.4	$25.6
October	$32.9	$29.6
November	$33.7	$31.8
December	$33.9	$31.7
2011
January	$33.6	$30.5
February	$32.3	$30.4

On March 9, 2011, the closing price per share of our Ordinary Shares on the NSYE was $31.52.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares are listed on the New York Stock Exchange and Tel Aviv Stock Exchange under the symbol “CEL”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

According to our licenses, investors are prohibited from acquiring (alone or together with relatives or with other parties who collaborate on a regular basis) or transferring our shares, directly or indirectly (including by way of creating a pledge which if foreclosed, will result in the transfer of shares), in one transaction or a series of transactions, if such acquisition or transfer will result in a holding or transfer of 10% or more of any of our means of control, or from transferring any of our means of control if as a result of such transfer, control over our company will be transferred from one party to another, without the prior approval of the Ministry of Communications. Our specific licenses also require approval of the Minister of Communications before acquiring the ability to effect a significant influence over us. In this context, holding 25% of our means of control is presumed to confer significant influence. In addition, according to our licenses, if you hold more than 5% of our means of control, you may not hold, directly or indirectly, more than 5% of the means of control in Bezeq or another cellular operator in Israel (subject to certain exceptions) and may not serve as an office holder of one of our competitors, other than in specific circumstances and subject to the approval of the Ministry of Communications. For more details relating to these restrictions, please see “Item 4. Information on the Company – B. Business Overview – Government Regulations - Our Principal License” and our principal license, a convenience translation of which has been filed with the SEC. See "Item 19 – Exhibits". The holding and transfer restrictions under our licenses are posted on our website at www.cellcom.co.il under “Investor Relations – Corporate Governance – Company Profile - Legal & Corporate.”

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

Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for insurance against liability of any of our office holders with respect to each of the following:

·	a breach of his or her duty of care to us or to another person;

·	a breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable grounds to assume that his or her act would not prejudice our interests;

·	a financial liability imposed upon him or her in favor of another person concerning an act performed in the capacity as an office holder.

We maintain a liability insurance policy for the benefit of our officers and directors.

Our articles of association provide that we may indemnify an office holder against:

·
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

·
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

·
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

·
a breach by the office holder of his or her duty of loyalty unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

·	a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly;

·	any act or omission done with the intent to derive an illegal personal benefit; or

·	any fine or penalty levied against the office holder.

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

Registration Rights Agreement

Upon the sale of shares by DIC to Goldman Sachs International on March 15, 2006, we entered into a registration rights agreement with Goldman Sachs International, DIC and two other shareholders who are subsidiaries of DIC on customary terms and conditions.  Upon the subsequent sales of shares by DIC to Migdal Insurance Company Ltd. and two of its affiliates, to Leumi & Co. Investment House Ltd. (an affiliate of Bank Leumi Le-Israel Ltd), and to Stocofin (Israel) Ltd. (an affiliate of the First International Bank of Israel Ltd.), these shareholders also joined the registration rights agreement. We refer to DIC, its two subsidiaries and the additional shareholders who are parties to the registration rights agreement as the registration rights holders. The shares eligible for registration under the agreement are ordinary shares held by the registration rights holders as of the respective dates they entered into the registration rights agreement and any additional ordinary shares such holders may thereafter acquire, so long as they are held by a registration rights holder or a “permitted transferee” (a person directly or indirectly controlling, controlled by or under common control with such registration rights holder) thereof. As of December 31, 2010, 48,037,500 ordinary shares, held by DIC directly and through its wholly owned subsidiaries, are entitled to registration rights as well as any additional shares still held, if held, by the other shareholders who joined the agreement.

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

U.S. Federal Income Tax Considerations

The following is a general discussion of certain material U.S. federal income tax consequences of ownership and disposition of the Company’s shares by a “U.S. holder” (as defined below).  This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder in light of the holder’s particular circumstances and does not address U.S. state, local and non-U.S. tax consequences.  The discussion applies only to U.S. holders (as defined below) that hold the shares as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as certain financial institutions, insurance companies, dealers and traders in securities or foreign currencies, persons holding the shares as part of a hedge, straddle, conversion transaction or other integrated transaction, persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons liable for the alternative minimum tax, tax-exempt organizations, shareholders that own or are deemed to own 10% or more of the Company’s voting power, or shareholders that hold our shares in connection with a trade or business conducted outside of the United States.

This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof.  These laws are subject to change, possibly on a retroactive basis.  Shareholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares in light of their particular circumstances.

The discussion below applies only to U.S. holders.  As used herein, a “U.S. holder” is a beneficial owner of the Company’s shares that is eligible for the benefits of the Israel –U.S. income tax treaty and is, for U.S. federal income tax purposes:

·	a citizen or resident of the United States;

·	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

·	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds the shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the entity.  Partners or members of such entities should consult their tax advisors regarding the tax consequences of investments in the Company’s shares.

Taxation of Distributions

 Subject to the discussion in "- Passive Foreign Investment Company Rules" below, distributions paid on the Company’s shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Since the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, U.S. holders will generally be required to treat such distributions as taxable dividends and include them in income on the date of receipt.  Subject to applicable limitations, dividends paid to certain non-corporate U.S. holders in taxable years beginning before January 1, 2013, will be taxable at a maximum rate of 15%.  The amount of a dividend will include any amounts withheld by the Company or its paying agent in respect of Israeli taxes. The amount of the dividend will be treated as foreign source dividend income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

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

Subject to applicable limitations that may vary depending upon a U.S. holder’s particular circumstances, Israeli taxes withheld from dividends at a rate not exceeding the rate provided by the U.S.-Israel income tax treaty will be creditable against the holder’s U.S. federal income tax liability.  Israeli taxes withheld in excess of the rate allowed by the treaty will not be eligible for credit against a U.S. holder’s federal income tax liability.  The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.  Instead of claiming a credit, a U.S. holder may, at the holder’s election, deduct the otherwise creditable foreign taxes in computing the taxable income for the year, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and holders should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in their particular circumstances.

Sale and Other Disposition of the Company’s Shares

Subject to the discussion in "- Passive Foreign Investment Company Rules" below, gain or loss realized on the sale or other disposition of shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder held the shares for more than one year.  The amount of gain or loss will be equal to the difference between the tax basis in the shares disposed of and the amount realized on the disposition.  Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company” for U.S. federal income tax purposes, or PFIC, for the taxable year of 2010. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, equity investments in less than 25%-owned entities) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year.  If the Company were to be treated as a PFIC for any taxable year during which a U.S. holder held a share in the Company, certain adverse consequences could apply to the U.S. holder. Specifically, gain recognized by a U.S. holder on a sale or other disposition of a share would be allocated ratably over the U.S. holder’s holding period for the share.  The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income in the current year.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability.  Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. holder during the preceding three years or the U.S. holder’s holding period, whichever if shorter, would be subject to taxation as described above.  Certain elections may be available (including a mark-to-market election) to U.S. holders that may mitigate the adverse consequences resulting from PFIC status.  In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate holders would not apply.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) the U.S. holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. holder provides a correct taxpayer identification number and certifies that the U.S. holder is not subject to backup withholding.  The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

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

Taxation of Israeli Companies

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax at the rate of 25% for the 2010 tax year and 24% for the 2011 tax year. Israeli companies are generally subject to capital gains tax at the corporate tax rate. Following an amendment to the Israeli Income Tax Ordinance enacted in July 2009, which provides for an additional gradual reduction of the corporate tax rate, the corporate tax rate will decrease as follows:  23% for the 2012 tax year, 22% for the 2013 tax year, 21% for the 2014 tax year, 20% for the 2015 tax year and to 18% for the 2016 tax year and onward.

Amendment No. 174 to the Income Tax Ordinance, enacted in January 2010, provides that Israeli Accounting Standard No. 29 will not apply with respect to the tax years 2007, 2008 and 2009, and as a result the International Financial Reporting Standards (IFRS) will not apply for purposes of determining taxable income for such tax years. In January 2011, the Israeli Tax Authority published its intention to recommend to the Israeli Minister of Finance to extend the aforementioned amendment so that it will also apply for the 2010 tax year. The effect of this amendment on our financial statements, included elsewhere in this annual report, is not material.

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

In the course of our normal operations, we are exposed to market risks including fluctuations in foreign currency exchange rates, interest rates and the Israeli CPI. We are exposed to currency risks primarily as a result of purchasing inventory and fixed assets mainly in U.S. dollars while almost all of our cash receipts are in NIS. A substantial amount of our cash payments are incurred in, or linked to foreign currencies. In particular, in 2009 and 2010, such payments represented approximately 36% and 33%, respectively, of total cash outflows (including payments of principal and interest on our debentures). Also, we are exposed to interest rate risks through our hedging instruments and to possible fluctuations in the Israeli CPI through our Series A, B , C and D debentures.

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

As of December 31, 2010, we had four outstanding series of debentures, which are linked to the Israeli CPI, in an aggregate principal amount of approximately NIS 3.5 billion.  As of December 31, 2010, we had forward Israeli CPI / NIS transactions, in a total amount of NIS 1.3 billion, with an average maturity period of 14 months, in order to hedge our exposure to fluctuations in the Israeli CPI. We periodically review the possibility of entering into additional transactions in order to lower the exposure in respect of the debentures.

Set forth below is the composition of the derivative financial instruments at the following dates:

	As of December 31,
	2008		2009		2010
	Par Value	Fair Value	Par Value	Fair Value	Par Value	Fair Value
	(In NIS millions)
Forward contracts on exchange rate (mainly US$– NIS)	763	23	586	(10)	240	(17)
Forward contracts on Israeli CPI rate	1,850	(1)	1,700	51	1,325	12
Options on the exchange rate (mainly US$– NIS)	1,226	5	868	2	500	2
Compounded foreign currency and interest swap	320	(12)	240	(5)	-	-
Total	4,159	15	3,394	38	2,065	(3)

Sensitivity information

Without taking into account our hedging instruments and based upon our debt outstanding as at December 31, 2010, fluctuations in foreign currency exchange rates, or the Israeli CPI would affect us as follows:

·	an increase of 0.1% of the Israeli CPI would result in an increase of approximately NIS 3.5 million in our financing expenses;

·	a devaluation of the NIS against the U.S. dollar of 1.0% would increase our financing expenses by approximately NIS 1.4 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2010, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes those policies and procedures that:

·	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

·
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

·
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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2010. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment, management believes that as of December 31, 2010 our internal control over financial reporting is effective based on this criteria.

The effectiveness of management's internal control over financial reporting as of December 31, 2010 has been audited by the Company's independent registered public accounting firm, Somekh Chaikin, a member of KPMG International and their report as of March 15, 2011, herein expresses an unqualified opinion on the Company's internal control over financial reporting.

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

ITEM 16B.  CODE OF ETHICS

Our Code of Ethics applies to all of our officers, directors and employees. Our Board of Directors amended our Code of Ethics during 2010 by updating and clarifying a number of matters, including: non discrimination policy; employment of relatives; adherence to labor laws; health and safety policy, dress code at work; conflicts of interest between our employees and our vendors or customers, including the receipt of gifts; internal control over financial reporting; fraud and embezzlement; confidentiality of business information; and usage of company property. We have posted a copy of our Code of Ethics on our website at www.cellcom.co.il under “Investor Relations – Corporate Governance –Code of Ethics.”

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member of KPMG International, has served as our independent registered public accounting firm for 2009 and 2010. These accountants billed the following fees to us for professional services in each of those fiscal years:

	2009	2010
	(NIS in thousands)
Audit Fees	2,445	1,860
Audit-Related Fees	-	-
Tax Fees	90	106
Total	2,535	1,966

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

ITEM 16G.  CORPORATE GOVERNANCE

The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the NYSE:

Majority of Independent Directors - Under Section 303A.01 of the NYSE Listed Company Manual, or LCM, U.S. domestic listed companies, other than controlled companies (i.e. companies with a person or group owning more than 50% of the voting power), must have a majority of independent directors. We would not be subject to this requirement even if we were a U.S. company as we are a controlled company. The Israeli Companies Law enables, but does not require, Israeli companies to voluntarily include a similar arrangement in their articles of association (which in regards to a controlled company provides that a third of the directors be independent). We did not include such a provision in our articles of association.

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

Audit Committee - Under Section 303A.06 of the LCM, domestic listed companies are required to have an audit committee that complies with the requirements of Rule 10A-3 of the Securities and Exchange Act of 1934. Rule 10A-3 requires the audit committee of a U.S. company to be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services, and that each such firm must report directly to the audit committee. However, Rule 10A-3 provides that foreign private issuers may comply with applicable home country law that (i) requires or permits shareholders to appoint the registered public accounting firm or (ii) prohibits the delegation of responsibility to the issuer’s audit committee without being in conflict with Rule 10A-3. Pursuant to the Israeli Companies Law, our registered public accounting firm is appointed by the shareholders at the annual meeting of shareholders. Our audit committee is responsible for recommending to the shareholders the appointment of our registered public accounting firm and to pre-approve the amounts to be paid to our registered public accounting firm. In addition, pursuant to the Israeli Companies Law, our financial statements must be approved by our board of directors and as of the financial statements for December 31, 2010, such approval may be given only after the review and recommendation of our audit committee, in its capacity as our financial reports review committee of the board. See C. Board Practices  - Board Committees – Audit Committee. Pursuant to our audit committee charter, our audit committee is responsible for overseeing the work of our registered public accounting firm.

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

Corporate Governance Guidelines - Under Section 303A.09 of the LCM, domestic listed companies must adopt and disclose their corporate governance guidelines. We do not have a similar requirement under the Israeli Companies Law and therefore, other than as disclosed in this annual report on Form 20-F, we are not required to disclose our corporate governance guidelines.

PART III

ITEM 17.  FINANCIAL STATEMENTS

See pages F-1 through F-65 of this annual report.

ITEM 18. FINANCIAL STATEMENTS

Not applicable

ITEM 19.  EXHIBITS

Exhibit Number	Description

1.1	Articles of Association and Memorandum of Association †
2.1	Form of Ordinary Share Certificate†
4.1	Series A Indenture dated December 21, 2005 and an addendum dated February 27, 2006 between Cellcom and Aurora Fidelity Trust Ltd. †
4.1.1	Series A Debentures Trustee Replacement Agreement dated June 11, 2009. †††
4.2	Series B Indenture dated December 21, 2005 and an addendum dated February 27, 2006 between Cellcom and Hermetic Trust (1975) Ltd. †
4.3	Series C Indenture dated September 20, 2007, between Cellcom and Aurora Fidelity Trust Ltd. ††
4.3.1	Series C Debentures Trustee Replacement Agreement dated June 11, 2009. †††
4.4	Series D Indenture dated September 20, 2007, between Cellcom and Hermetic Trust (1975) Ltd. ††
4.5	Series E Indenture dated March 31, 2009, between Cellcom and Hermetic Trust (1975) Ltd. †††
4.6	Amended 2006 Share Incentive Plan††
4.7	Registration Rights Agreement dated March 15, 2006 among Cellcom, Goldman Sachs International, DIC, DIC Communication and Technology Ltd. and PEC Israel Economic Corporation†
4.8	Amended Non-Exclusive General License for the Provision of Mobile Radio Telephone Services in the Cellular Method dated June 27, 1994 * (1)
8.1	Subsidiaries of the Registrant†
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act *
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act *

Exhibit Number	Description

13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act *
15	Consent of Independent Registered Public Accounting Firm *

*	Filed herewith.
(1) The English translation of our General License, the original of which is in Hebrew, that is filed herewith is of the version of our General License amended as at December 12, 2010.  A subsequent amendment received by us following the preparation of the English translation makes some minor, immaterial changes to certain sections of our General License that were added by amendment in November 2010.  Further, the subsequent amendment also delayed the effective date of some of these new sections from March 2011 to various later dates, the first of which is in April 2011. While  the new sections from the November 2010 amendment are included in the English translation that is filed herewith, the changes made by the subsequent amendment are not.
†   Incorporated by reference to our registration statement on Form F-1 (registration no. 333-140030) filed with the SEC on January 17, 2007.
††  Incorporated by reference to our annual report on Form 20-F for the year 2007 filed with the SEC on March 18, 2008.
††† Incorporated by reference to our annual report on Form 20-F for the year 2009 filed with the SEC on March 2, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cellcom Israel Ltd.

By:	/s/ Amos Shapira
	Name:	Amos Shapira
	Title:	President and Chief Executive Officer

Date: March 15, 2011

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of
Cellcom Israel Ltd.

We have audited the accompanying consolidated statements of financial position of Cellcom Israel Ltd. and subsidiaries (hereinafter – “the Company”) as of December 31, 2010 and 2009 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of  the years in the three-year period ended December 31, 2010. We also have audited the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Cellcom Israel Ltd.'s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.
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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years in the three-year period ended December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The accompanying consolidated financial statements as of and for the year ended December 31, 2010 have been translated into United States dollars (“dollars”) solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Israeli Shekels have been translated into dollars on the basis set forth in Note 2D to the consolidated financial statements.

/s/ Somekh Chaikin

Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel

March 14, 2011

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Financial Position

		December 31 2009	December 31 2010	Convenience translation Into U.S. dollar (Note 2D) December 31 2010
	Note	NIS millions	NIS millions	US$ millions
Assets
Cash and cash equivalents	6	903	533	150
Current investments, including derivatives		272	404	114
Trade receivables	7	1,579	1,478	416
Other receivables	7	63	64	18
Inventory	8	149	104	30

Total current assets		2,966	2,583	728

Trade and other receivables	7	606	597	168
Property, plant and equipment, net	9	2,096	2,063	581
Intangible assets, net	10	711	753	212

Total non- current assets		3,413	3,413	961

Total assets		6,379	5,996	1,689

Liabilities
Short term borrowings	14	350	348	98
Trade payables and accrued expenses	11	806	716	202
Current tax liabilities		67	132	37
Provisions	12	84	84	23
Other current liabilities, including derivatives	13	405	379	107

Total current liabilities		1,712	1,659	467

Debentures	14	4,185	3,913	1,103
Provisions	12	16	17	5
Other long-term liabilities		1	1	-
Deferred taxes	25	91	65	18

Total non- current liabilities		4,293	3,996	1,126

Total liabilities		6,005	5,655	1,593

Shareholders’ equity	16
Share capital		1	1	-
Cash flow hedge reserve		(23)	(21)	(6)
Retained earnings		396	361	102

Total shareholders’ equity		374	341	96

Total liabilities and shareholders’ equity		6,379	5,996	1,689

The accompanying notes are an integral part of the financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Income

		Year ended December 31			Convenience translation into U.S. dollar (Note 2D) Year ended December 31
		2008	2009	2010	2010
	Note	NIS millions	NIS millions	NIS millions	US$ millions

Revenues	19	6,417	6,483	6,662	1,877

Cost of revenues	20	3,396	3,333	3,322	936

Gross profit		3,021	3,150	3,340	941

Selling and marketing expenses	21	701	716	756	213

General and administrative expenses	22	659	660	641	181

Other (income) expenses, net	23	(29)	6	5	1

Operating income		1,690	1,768	1,938	546

Financing income		83	151	106	30

Financing expenses		(393)	(370)	(336)	(95)

Financing expenses, net	24	(310)	(219)	(230)	(65)

Income before income tax		1,380	1,549	1,708	481

Income tax	25	391	367	417	117

Net income		989	1,182	1,291	364

Earnings per share

Basic earnings per share in NIS	16	10.12	12.01	13.04	3.68

Diluted earnings per share in NIS	16	9.96	11.90	12.98	3.66

The accompanying notes are an integral part of the financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Comprehensive Income

	Year ended December 31			Convenience translation into U.S. dollar (Note 2D) Year ended December 31
	2008	2009	2010	2010
	NIS millions	NIS millions	NIS millions	US$ millions

Net change in fair value of cash flow hedges transferred to profit and loss	44	(14)	(10)	(3)

Changes in fair value of cash flows hedges	(10)	(2)	9	3

Income tax on other comprehensive income	(12)	4	3	1

Other comprehensive income (loss), net of income tax	22	(12)	2	1

Net income for the year	989	1,182	1,291	364

Total comprehensive income for the year	1,011	1,170	1,293	365

The accompanying notes are an integral part of the financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Changes in Equity

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total	Convenience translation into U.S. dollar (Note 2D)
	NIS millions				US$ millions
Balance as of January 1, 2008	1	(33)	913	881	248
Other comprehensive income for the year, net of tax	-	22	-	22	6
Net income for the year	-	-	989	989	279
Share based payments	-	-	28	28	8
Cash dividend paid	-	-	(1,530)	(1,530)	(431)
Balance as of December 31, 2008	1	(11)	400	390	110

Other comprehensive income for the year, net of tax	-	(12)	-	(12)	(3)
Net income for the year	-	-	1,182	1,182	333
Share based payments	-	-	1	1	-
Cash dividend paid	-	-	(1,187)	(1,187)	(335)
Balance as of December 31, 2009	1	(23)	396	374	105

Other comprehensive income for the year , net of tax	-	2	-	2	1
Net income for the year	-	-	1,291	1,291	364
Share based payments	-	-	1	1	-
Cash dividend paid	-	-	(1,327)	(1,327)	(374)
Balance as of December 31, 2010	1	(21)	361	341	96

The accompanying notes are an integral part of the financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31			Convenience translation into U.S. dollar (Note 2D) Year ended December 31
	2008	2009	2010	2010
Cash flows from operating activities:	NIS millions	NIS millions	NIS millions	US$ millions
Net income	989	1,182	1,291	364
Adjustments for:
Depreciation and amortization	821	755	724	204
Share based payments	28	1	1	-
Capital gain on sale of land	(9)	-	-	-
Loss (gain) on sale of assets	(9)	6	5	1
Income tax expense	391	367	417	117
Financing expenses, net	310	219	230	65
Changes in operating assets and liabilities:
Changes in inventories	36	(105)	-	-
Changes in trade receivables (including long-term amounts)	(117)	(69)	172	49
Changes in other receivables (including long-term amounts)	(34)	2	(6)	(2)
Changes in trade payables and accrued expenses	(271)	152	(42)	(12)
Changes in other liabilities (including long-term amounts)	99	(4)	(16)	(4)
Proceeds from (Payments for) derivative hedging contracts, net	(38)	21	(16)	(4)
Income tax paid	(451)	(447)	(380)	(107)
Net cash from operating activities	1,745	2,080	2,380	671

Cash flows from investing activities
Acquisition of property, plant, and equipment	(429)	(404)	(441)	(124)
Acquisition of intangible assets	(175)	(173)	(180)	(51)
Acquisition of operation*	-	-	(108)	(31)
Change in current investments, net	-	(212)	(154)	(44)
Payments for derivative hedging contracts, net	(17)	-	-	-
Proceeds from (payments for) other derivative contracts, net**	18	8	(17)	(5)
Proceeds from sales of property, plant and equipment	19	2	2	1
Interest received	17	5	9	3
Proceed from sale of long term assets	39	-	-	-
Net cash used in investing activities	(528)	(774)	(889)	(251)

Cash flows from financing activities
Proceeds from (payments for) derivative contracts, net	31	33	34	10
Proceeds from (payments for) short term borrowings	-	8	(8)	(2)
Repayments of long-term loans from banks	(648)	-	-	-
Repayments of debentures	(125)	(332)	(343)	(97)
Proceeds from issuance of debentures, net of issuance costs	589	989	-	-
Dividend paid	(1,525)	(1,186)	(1,319)	(372)
Interest paid	(175)	(190)	(225)	(63)
Net cash used in financing activities	(1,853)	(678)	(1,861)	(524)

Changes in cash and cash equivalents	(636)	628	(370)	(104)
Balance of cash and cash equivalents at beginning of the period	911	275	903	254
Balance of cash and cash equivalents at end of the period	275	903	533	150
(*)  Business Combination – see note 31.
(**) Reclassified – see note 2F.

The accompanying notes are an integral part of the financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated  Financial Statements

Note 1 – Reporting Entity

Cellcom Israel Ltd. and its subsidiaries ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 42140, Israel. The consolidated financial statements of the Company as at and for the year ended December 31, 2010 are comprised of Cellcom Israel Ltd. and its subsidiaries. The Company operates and maintains a cellular mobile telephone system and provides cellular mobile telephone services in Israel under a single operating segment. The Company is a consolidated subsidiary of Discount Investment Corporation (the parent company "DIC"). The Company's ultimate parent company is Ganden Holdings Ltd., and Mr. Nochi Dankner is the ultimate controlling shareholder.

Note 2 – Basis of Preparation

A.	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs). The Company adopted IFRSs for the first time in 2008, with the date of transition to IFRSs being January 1, 2007 (hereinafter – “the date of transition”).

These consolidated financial statements were approved by the Board of Directors on March 14, 2011.

B.	Functional and presentation currency

These consolidated financial statements are presented in New Israeli Shekels ("NIS"), which is the Company's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment in which the Company operates.

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

For the convenience of the reader, the reported NIS figures as of December 31, 2010, have been presented in dollars, translated at the representative rate of exchange as of December 31, 2010 (NIS 3.549 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

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

Trade receivables
The financial statements include an impairment loss in trade and other receivables which properly reflect, according to management’s estimation, the potential loss from non recoverable amounts. The Company provides for impairment loss based on its experience in collecting past debts, as well as on information on specific debtors. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. See also note 18.

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

The company reclassified proceeds from (payments for) other derivative contracts, net in the amount of NIS 18 million and NIS 8 million for December 31, 2008 and 2009 respectively, from cash flows from operating activities to cash flows from investing activities in the consolidated statements of cash flows.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 2 – Basis of Preparation (cont'd)

G.	Newly adopted accounting standards

1.
IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements, revised (hereinafter - the Standards). The main revisions to the new Standards are: a revised definition of business and business combinations, a change in the measurement method of carried forward items in business combinations, providing two measurement options regarding non-controlling rights, a change in the accounting treatment of transaction costs, the accounting treatment regarding piece by piece acquisitions, the allocation of comprehensive income between shareholders, the accounting for acquisitions or sales of equity rights while maintaining control as equity transactions, the accounting for transactions that result in gain or loss of control in full fair value, so that the subsequent holdings after the loss of control are recognized through profit and loss, and the original investment in obtaining control is also recognized in fair value through profit and loss, and a broadening of disclosure requirements. The Standards were applied to business combinations occurring after, January 1, 2010.

2.
As from January 1, 2010 the company implements the amendment to IAS 17, Leases – Classification of leases of land and buildings (hereinafter – the Amendment). In accordance with the Amendment, a lease of land does not have to be classified as an operating lease in every case that ownership is not expected to pass to the lessee at the end of the lease period. Therefore, a land lease is to be examined according to the regular criteria for classifying a lease as a finance lease or as an operating lease. The Amendment also provides that when a lease includes both a land component and a buildings component, the classification of each component should be based on the criteria of the standard, with the principal consideration regarding the classification of land being the fact that land normally has an indefinite useful life. The Amendment is applied retrospectively starting January 1, 2010. The amendment has had no material impact on the Company's financial statements.

3.
As from January 1, 2010 the Company early adopted the revision to IAS 1, Presentation of Financial Statements, which was issued in the framework of annual improvements to IFRSs 2010, pursuant to which the Company presents in the statement of changes in equity, for each component of equity, a reconciliation between the carrying amount at the beginning of the period and the carrying amount at its end, and provides separate disclosure for each change resulting from profit or loss, other comprehensive income, and transactions with the owners in their capacity as owners. The Company provides disclosure for the said reconciliation with separate disclosure for each change resulting from each component of other comprehensive income as part of the notes to the annual financial statements.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 3 - Significant Accounting Policies

These consolidated financial statements have been prepared according to International Financial Reporting Standards as issued by the IASB and their related interpretations (IFRSs), that are in effect or otherwise available for early adoption at December 31, 2010.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

A.	Basis of consolidation

These consolidated financial statements include consolidation of the financial statements of the Company and entities controlled by the Company. Control exists when a Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are taken into account. The financial statements of these entities are included in the consolidated financial statements from the date that control commences until the date that control ceases. All inter-company transactions and balances were eliminated upon consolidation.

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

Financial instruments are recognized when the Company enters into the contractual terms of the instrument. Financial instruments are initially measured at fair value. Financial assets are derecognized when the contractual rights of the Company to the cash flows deriving from the financial asset expire, or when the Company transfers the financial asset to others without retaining control in the asset, or transfers all the risks and rewards deriving from the asset. Sales and acquisitions of financial instruments are recognized on the transaction date, which is the date in which the Company is obligated to sell or purchase the asset. Financial liabilities are derecognized when the Company's contractual obligations expire, or when it is settled or cancelled.

1.	Non derivative financial instruments
Non derivative financial instruments are comprised of cash and cash equivalents, investments in debt securities, trade receivables, other receivables, loans and borrowings, debentures, trade payables and other payables. Non derivative financial instruments other than investments in debt securities are measured after initial recognition at amortized cost using the effective interest method if applicable, less any impairment loss. Investments in debt securities are measured at fair value through profit and loss.

Cash and cash equivalents
Cash and cash equivalents comprise of cash balances available for immediate use and call deposits. Cash equivalents comprise short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to

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

When major parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

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

The cost of replacing part of a fixed asset item is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of day-to-day servicing are recognized in profit and loss as incurred.

Depreciation is calculated using the straight-line method. If the property, plant and equipment consist of several components with different estimated useful lives, the individual significant components are depreciated over their individual useful lives. The annual depreciation rates are as follows:

%
Network and transmission equipment	5-20
Control and testing equipment	15-25
Vehicles	15
Computers and hardware	15-33
Furniture and office equipment	6-15

Leasehold improvements are depreciated over the shorter of their estimated useful lives or the expected lease terms.

E.	Intangible assets

Intangible assets consist of goodwill, assets recognized during business combination, licenses, computer software costs and deferred expenses.

(1)
Intangible assets are stated at cost, including direct costs necessary to prepare the asset for its intended use. A group of similar intangible assets is measured at cost net of accumulated amortization and accumulated impairment losses.

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

(3)
Deferred expenses in respect of commissions and handset subsidies regarding the acquisition of new subscribers are recognized as intangible assets, if the costs can be measured reliably, are incremental to the contract and directly attributable to obtaining a specific subscriber. If the costs do not meet the aforementioned criteria, they are recognized immediately as expenses.

(4)
Goodwill is recognized at acquisition according to the fair value of the consideration transferred including any amounts recognized in respect of rights that do not confer control in the acquiree as well as the fair value at the acquisition date of any pre-existing equity right of the acquirer in the acquiree, less the net amount of the identifiable assets acquired and the liabilities assumed.

(5)
Amortization is calculated using the straight-line method, except for a certain intangible asset recognized during business combination, which is amortized according to the economic benefit expected from this asset each period. If the intangible assets consist of several components with different estimated useful lives, the individual significant components are amortized over their individual useful lives. The annual amortization rates are as follows:

	%
Licenses	5-6	(mainly 6%)
Information systems	25
Software	25

Goodwill has an indefinite useful life and is not systematically amortized but tested for impairment at least once a year.
Deferred expenses are amortized over an 18 month period which represents the expected life of the contractual relationship with the subscriber.

F.	Inventory

Inventory of cellular phone equipment, accessories and spare-parts are stated at the lower of cost or net realizable value. Cost is determined by the moving average method.

G.	Impairment

1.	Non-derivative financial assets

A non-derivative financial asset is reviewed for impairment when objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. All impairment losses are recognized in profit and loss.

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

2.	Property, plant and equipment and intangible assets

At each reporting date, the Company reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit and loss.

Goodwill allocated to cash generating units and carrying values of all cash generating units are annually tested for impairment. The recoverable amounts (that is, higher of value in use and fair value less cost to sell) are normally determined on the basis of value in use, applying discounted cash flow calculation. In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of future revenues, timing and quantum of future capital expenditure, long term growth rates of subscribers, and the selection of discount rates to reflect the risks involved.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit and loss. Impairment loss in respect of goodwill is not reversed.

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

Short term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

3.	Share based payments

The grant date fair value of options granted to employees is recognized as salaries and related expenses, with a corresponding increase in retained earnings, over the period that the employees become unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

H.	Employee benefits (cont'd)

Fair value is measured using the Black-Scholes model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations.

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

Revenues derived from usage of the Company’s networks, including airtime, interconnect and roaming revenues, are recognized when the services are provided, and all other revenue recognition criteria are met.

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

In revenue arrangements including more than one deliverable, the arrangement consideration is allocated to each deliverable based on the fair value of the individual element. The Company determines the fair value of the individual elements based on prices at which the deliverable is regularly sold on a standalone basis, after considering volume discounts where appropriate.

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

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

J.	Revenue (cont'd)

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

Finance income is comprised of interest income on cash deposits, interest income on installment sales and from investment in debt securities. Interest income is recognized as it accrues in profit and loss.

Finance expenses are comprised of interest and indexing expenses on loans and debentures and unwinding of the discount on provisions. All borrowing costs are recognized in profit and loss using the effective interest method.
Foreign currency, invest in debt securities and hedging instruments gains and losses that are recognized in profit or loss are reported on a net basis.

M.	Income tax

Income tax expense is comprised of current and deferred tax. Income tax expense is recognized in profit and loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

N.	Earnings per share

The Company presents basic and diluted earnings per share ("EPS") data for its ordinary shares. Basic EPS is calculated by dividing the profit and loss attributable to ordinary shareholders of the Company by

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

N.           Earnings per share (cont'd)

the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit and loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

O.	Advertising expenses

Advertising costs are expensed as incurred.

P.	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective, and have not been applied in preparing these consolidated financial statements:

1.
IFRS 9 (2010), Financial Instruments (hereinafter – “the Standard”) – This Standard is one of the stages in a comprehensive project to replace IAS 39 Financial Instruments: Recognition and Measurement (hereinafter – IAS 39) and it replaces the requirements included in IAS 39 regarding the classification and measurement of financial assets and financial liabilities.

In accordance with the Standard, there are two principal categories for measuring financial assets: amortized cost and fair value, with the basis of classification for debt instruments being the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. In accordance with the Standard, an investment in a debt instrument will be measured at amortized cost if the objective of the entity’s business model is to hold assets in order to collect contractual cash flows and the contractual terms give rise, on specific dates, to cash flows that are solely payments of principal and interest. All other debt assets are measured at fair value through profit or loss. Furthermore, embedded derivatives are no longer separated from hybrid contracts that have a financial asset host. Instead, the entire hybrid contract is assessed for classification using the principles above. In addition, investments in equity instruments are measured at fair value with changes in fair value being recognized in profit or loss. Nevertheless, the Standard allows an entity on the initial recognition of an equity instrument not held for trading to elect irrevocably to present fair value changes in the equity instrument in other comprehensive income where no amount so recognized is ever classified to profit or loss at a later date. Dividends on equity instruments where revaluations are measured through other comprehensive income are recognized in profit or loss unless they clearly constitute a return on an initial investment.

The Standard generally preserves the instructions regarding classification and measurement of financial liabilities that are provided in IAS 39. Nevertheless, unlike IAS 39, IFRS 9 (2010) requires as a rule that the amount of change in the fair value of financial liabilities designated at fair value through profit or loss, other than loan grant commitments and financial guarantee contracts, attributable to changes in the credit risk of the liability be presented in other comprehensive income, with the remaining amount being included in profit or loss. However, if this requirement aggravates an accounting mismatch in profit or loss, then the whole fair value change is presented in profit or loss. Amounts thus recognized in other comprehensive income may never be reclassified to profit or loss at a later date. The new standard also eliminates the exception that allowed measuring at cost derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument whose fair value cannot be reliably measured. Such derivatives are to be measured at fair value.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

P.	New standards and interpretations not yet adopted (cont'd)

The Standard is effective for annual periods beginning on or after January 1, 2013 but may be applied earlier, subject to providing disclosure and at the same time adopting other IFRS amendments as specified in the Standard. The Standard is to be applied retrospectively other than in a number of exceptions as indicated in the transitional provisions included in the Standard. In particular, if an entity adopts the Standard for reporting periods beginning before January 1, 2012 it is not required to restate prior periods. The Company is examining the possibility of early adopting the Standard and the anticipated effects of its adoption on the financial statements.

2.
IAS 24 (2009) Related Party Disclosures (hereinafter – “the Standard”). The new standard includes changes in the definition of a related party and changes with respect to disclosures required by entities related to government. The Standard is to be applied retrospectively for annual periods beginning on or after January 1, 2011. The Company is in the process of reassessing its relationships with related parties for the purpose of examining the effects of the Standard on its financial statements.

3.
Amendment to IAS 34 Interim Financial Reporting – Significant events and transactions (hereinafter – “the Amendment”) – The Amendment expanded the list of events and transactions that require disclosure in interim financial statements, such as the recognition of a loss from the impairment in value of financial assets and changes in the classification of assets as a result of changes in their purpose or use. In addition, the materiality threshold was removed from the minimum disclosure requirements included in the Standard before its amendment. The Amendment is effective for annual periods beginning on or after January 1, 2011.

4.
Amendment to IFRS 7 Financial Instruments: Disclosures – Clarification of disclosures (hereinafter – “the Amendment”) – The Amendment requires adding an explicit declaration that the interaction between the qualitative and quantitative disclosures enables the users of the financial statements to better assess the company’s exposure to risks arising from financial instruments. Furthermore, the clause stating that quantitative disclosures are not required when the risk is immaterial was removed, and certain disclosure requirements regarding credit risk were amended while others were removed. The Amendment is effective for annual periods beginning on or after January 1, 2011.

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

Credit risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's receivables from customers. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Company conducts credit evaluations on receivables over a certain amount, and requires financial guaranties against them. Management monitors outstanding receivable balances and the financial statements include appropriate allowances for estimated irrecoverable amounts. The Company is exposed to credit risk arising mainly from its operation in Israel. The Company invests in high ranked Israeli government and institutional debt securities. The Company’s cash and cash equivalents are maintained with major banking institutions in Israel. At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivatives, in the consolidated statement of financial position. Financial instruments that could potentially subject the Company to credit risks consist primarily of trade receivables. Credit risk with respect to these receivables is limited due to the composition of the subscriber base, which includes a large number of individuals and businesses.

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

Capital management
The Company's capital management aim is to ensure a sound and efficient capital structure which takes into consideration, among others, the following factors:
A gearing ratio that supports the Company's cash flow needs with respect to its potential cash flow generation, supporting its dividend policy, while maintaining a net debt to EBITDA ratio that meets the industry standards. The Company considers net debt to EBIDTA ratio to be an important measure for investors, analysts, and rating agencies. This ratio is a non-GAAP figure not governed by International Financial Reporting Standards and its definition and calculation may vary from one company to another. The Company's debt consists of short and long term debentures traded publicly in the Tel Aviv Stock Exchange.

Note 6 - Cash and Cash Equivalents

Composition

	December 31,
	2009	2010
	NIS millions	NIS millions
Bank balances	28	32
Call deposits	875	501
	903	533

The Company's exposure to interest rate risk and sensitivity analysis for financial assets and liabilities are disclosed in note 18.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 7 - Trade and Other Receivables

Composition

	December 31
	2009	2010
Trade Receivables	NIS millions	NIS millions
Open accounts	514	486
Checks and credit cards receivables	199	221
Accrued income	171	115
Current maturity of long-term receivables	695	656
	1,579	1,478
Other Receivables
Prepaid expenses	50	49
Other	13	15
	63	64

Current	1,642	1,542
Non-current	606	597
	2,248	2,139

The Company's exposure to credit risks and impairment losses related to trade and other receivables are disclosed in note 18.

Note 8 - Inventory

A.           Composition

	December 31,
	2009	2010
	NIS millions	NIS millions
Handsets	110	68
Accessories	15	14
Spare parts	24	22
	149	104

B.
Inventories of handsets, accessories and spare-parts as at December 31, 2010 and December 31, 2009 are presented net of a provision for decline in value and a write off of inventory in the amount of NIS 8 million and NIS 16, respectively.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 9 - Property, Plant and Equipment, Net

	Network and transmission equipment	Control and testing equipment	Vehicles	Computers, furniture and office equipment	Leasehold improvements	Total
Cost	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Balance at January 1, 2009	5,672	310	14	820	206	7,022

Additions	296	32	19	55	10	412
Disposals	(41)	-	(1)	(12)	-	(54)
Balance at December 31, 2009	5,927	342	32	863	216	7,380

Additions*	319	20	14	47	20	420
Disposals	(121)	-	(4)	(14)	-	(139)
Balance at December 31, 2010	6,125	362	42	896	236	7,661

Accumulated Depreciation

Balance at January 1, 2009	3,880	244	7	597	135	4,863

Depreciation for the year	358	17	3	74	15	467
Disposals	(36)	-	-	(10)	-	(46)
Balance at December 31, 2009	4,202	261	10	661	150	5,284

Depreciation for the year	342	21	4	64	15	446
Disposals	(119)	-	(2)	(11)	-	(132)
Balance at December 31, 2010	4,425	282	12	714	165	5,598

Carrying amounts

At January 1, 2009	1,792	66	7	223	71	2,159
At December 31, 2009	1,725	81	22	202	66	2,096
At December 31, 2010	1,700	80	30	182	71	2,063

* Including an amount of NIS 6 million attributable to business combination – see note 31.

The gross carrying amount of fully depreciated property, plant and equipment still in use as of December 31, 2010 is NIS 3,449 million.

In the ordinary course of business, the Company acquires property, plant and equipment on credit. The cost of acquisitions, which has not yet been paid at the reporting date, amounted to NIS 101 million.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 10 - Intangible Assets, Net

	Licenses	Information Systems	Software	Deferred Expenses	Goodwill	Other	Total
Cost	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Balance at January 1, 2009	550	606	303	235	-	-	1,694

Additions	-	78	33	140	-	-	251
Disposals	-	-	-	(25)	-	-	(25)
Balance at December 31, 2009	550	684	336	350	-	-	1,920

Additions*	-	80	19	114	77	25	315
Disposals	-	-	-	(122)	-	-	(122)
Balance at December 31, 2010	550	764	355	342	77	25	2,113

Accumulated Amortization

Balance at January 1, 2009	166	442	219	124	-	-	951

Amortization for the year	31	70	41	141	-	-	283
Disposals	-	-	-	(25)	-	-	(25)
Balance at December 31, 2009	197	512	260	240	-	-	1,209

Amortization for the year	30	69	30	139	-	5	273
Disposals	-	-	-	(122)	-	-	(122)
Balance at December 31, 2010	227	581	290	257	-	5	1,360

Carrying amounts

At January 1, 2009	384	164	84	111	-	-	743
At December 31, 2009	353	172	76	110	-	-	711
At December 31, 2010	323	183	65	85	77	20	753

* Including an amount of NIS 25 million attributable to business combination – see note 31.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 11 - Trade Payables and accrued expenses

  Composition

	December 31
	2009	2010
	NIS millions	NIS millions
Trade payables	376	267
Accrued expenses	430	449

	806	716

Note 12 – Provisions

	Dismantling and restoring sites	Litigations	Other legal obligations	Other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Balance as at January 1, 2010	16	28	52	4	100
Provisions made during the period	1	12	18	-	31
Provisions reversed during the period	-	(18)	(12)	-	(30)
Unwind of discount	-	-	-	-	-
Balance as at December 31, 2010	17	22	58	4	101

Non-current	17	-	-	-	17
Current	-	22	58	4	84
	17	22	58	4	101

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

Litigations
The Company is involved in a number of legal and other disputes with third parties. The Company's management, after taking legal advice, has established provisions which take into account the facts of each case. The timing of cash outflows associated with legal claims cannot be reasonably determined. For detailed information regarding legal proceedings against the Company, refer to note 28.

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

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 13 - Other Current Liabilities, including derivatives

Composition

	December 31
	2009	2010
	NIS millions	NIS millions
Employees and related liabilities	142	110
Government institutions	37	38
Accrued expenses	156	163
Deferred revenue	48	50
Derivative financial instruments	22	18

	405	379

Note 14 – Loans and borrowings

This note provides information about the contractual terms of the Company's interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Company’s exposure to interest rate, foreign currency and liquidity risk, see note 18.

	December 31
	2009	2010
	NIS millions	NIS millions

Non- current liabilities
Debentures	4,185	3,913
	4,185	3,913
Current liabilities
Short term borrowings	8	-
Current maturities of debentures	342	348
	350	348

Terms and debt repayment schedule

Terms and conditions of outstanding loans were as follows:

				December, 31 2009		December, 31 2010
				NIS millions		NIS millions
	Currency	Nominal interest rate	Year of maturity	Face value	carrying amount	Face value	carrying amount
Short term borrowings	ILS	PRIME + 2.5%	-	8	8	-	-
Debentures (Series A) - linked to the Israeli CPI	ILS	5.00%	2012	710	789	473	537
Debentures (Series B) - linked to the Israeli CPI	ILS	5.30%	2017	925	1,029	925	1,052
Debentures (Series C) - linked to the Israeli CPI	ILS	4.60%	2013	254	275	181	202
Debentures (Series D) - linked to the Israeli CPI	ILS	5.19%	2017	1,507	1,651	1,507	1,685
Debentures (Series E) - unlinked	ILS	6.25%	2017	789	783	789	785
Total interest- bearing liabilities				4,193	4,535	3,875	4,261

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 14 – Loans and borrowings (cont'd)

Debentures

In December 2005, the Company issued NIS 1,037 millions principle amount of debentures (Series A) to institutional investors at par value. The debentures are payable in nine equal semi-annual installments, on July 5 of each of the years 2008 through 2012 and on January 5 of each of the years 2009 through 2012. The debentures bear annual interest of 5.00%. The interest is to be paid on January 5 of each of the years 2007 through 2012 and on July 5 of each of the years 2006 through 2012 for the six-month period ended on the day prior to each date as stated. Both the principal amount and interest are linked to the CPI for November 2005.

In December 2005, the Company issued NIS 715 million principle amount debentures (Series B) to institutional investors at par value. The debentures are payable in five equal annual installments, on January 5 of each of the years 2013 through 2017. The debentures bear annual interest of 5.30%. The interest is to be paid on January 5 of each of the years 2007 through 2017 for the twelve-month period ended on the day prior to each date as stated. Both the principal amount and interest are linked to the CPI for November 2005.

On May, 2006, the Company issued to institutional investors additional Series A debentures in the aggregate principle amount of NIS 28 million, in exchange for consideration of NIS 29 million, and additional Series B debentures in the aggregate principle amount of NIS 210 million in exchange for consideration of NIS 221 million.

In October 2007, the Company issued Series C debentures to the public in the aggregate principle amount of NIS 245 million in exchange for net consideration of NIS 244 million. The debentures are payable in nine semi-annual installments, on March 1 and September 1 of each of the years 2009 through 2012, and on March 1, 2013. The debentures bear annual interest of 4.60%. The interest is to be paid in semi- annual installments on March 1 and September 1 of each of the years 2008 through
2012 and on March 1, 2013. Both the principal amount and interest are linked to the CPI for August 2007.

In October 2007, the Company issued new debentures Series D to the public investors in the aggregate principle amount of NIS 827 million in exchange for net consideration of NIS 823 million. The debentures are payable in five equal annual installments, on July 1 of each of the years 2013 through 2017. The debentures bear annual interest of 5.19%. The interest is to be paid in annual installments on July 1 of each of the years 2008 through 2017. Both the principal amount and interest are linked to the CPI for August 2007.

In February 2008, the Company issued, in a private placement to institutional investors, additional debentures of Series C, in a principal amount of NIS 81 million and additional debentures of Series D, in a principal amount of approximately NIS 494 million, in exchange for total consideration of NIS 600 million.

In April 2009, the Company issued additional debentures of Series D to the public in Israel in the aggregate principal amount of approximately NIS 186 million in exchange for total consideration of approximately NIS 215 million.

In April 2009, the Company issued debentures to the public in Israel of a new Series E in the aggregate principal amount of approximately NIS 789 million in exchange for total consideration of approximately NIS 785 million. The debentures of Series E are payable in six equal annual installments on January 5 of each of the years 2012 through 2017. The debentures bear annual interest of 6.25%. The interest is to be paid in annual installments on January 5 of each of the years 2010 through 2017. Both the principal amount and interest are without any linkage.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 14 – Loans and borrowings (cont'd)

Debentures (cont'd)

The debentures were offered and sold in 2009 pursuant to a shelf prospectus that the Company filed in March 2009 with the Israeli Securities Authority and the Tel Aviv Stock Exchange. The shelf prospectus allows the Company, until March 2011, to offer and sell debt, equity and warrants in Israel, from time to time, subject to a supplemental shelf offering report describing the terms of the securities offered and the specific details of the offering.

Note 15 - Post employment benefits

A.
The Company’s liability for severance pay for its Israeli employees is calculated pursuant to Israeli severance pay law. The Company’s liability is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. For the majority of the Company employees the payments to the pension funds and insurance companies discharge the Company’s obligation to the employees as required by the Severance Pay Law in connection with Section 14. Accumulated amounts in the pension funds and with the insurance companies are not under the control or administration of the Company, and accordingly, neither those amounts nor the corresponding accrual for severance pay are reflected in the balance sheet, this plan for employees that are under section 14 is accounted for as defined contribution plan. The obligation of the Company, under law and labor agreements, for termination benefits to employees not covered by the aforementioned pension or insurance plans is NIS 1 million as of both December 31, 2010 and 2009, respectively, as included in the consolidated statement of financial position, under other long term liabilities. The calculation for this liability is based on salary components that according to management estimation create a liability for severance pay.

B.	The severance pay expenses for the years ended December 31, 2010, 2009 and 2008 were approximately NIS 35 million, NIS 32 million and NIS 29 million, respectively.

C.
In January 2008, under an order issued by the Israeli Ministry of Industry, Commerce and Labor, all Israeli employers are obligated to contribute to a pension plan amounts equal to a certain percentage of the employee's wages, for all employees, after a certain minimum period of employment. The Company complies with this obligation. Accordingly, additional employees are entitled to contribution to a pension plan, which shall increase gradually until 2013 and up to 5% of the employee’s wages, with additional identical contribution for severance pay.

Note 16 - Capital and reserves

Share capital

	2008	2009	2010
	NIS

On issue at 1 January	975,047	983,493	988,957
Exercise of share options	8,446	5,464	5,690

On issue at 31 December	983,493	988,957	994,647

The share capital is comprised of ordinary shares of NIS 0.01 par value each

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 16 - Capital and reserves (cont'd)

Share capital (cont'd)

At December 31, 2010, the authorized share capital comprised of 300 million ordinary shares (December 31, 2009, 2008- 300 million each). The holders of ordinary shares are entitled to receive dividends as declared.
The calculation of basic earnings per share was based on the profit attributable to ordinary share holders and the weighted average number of ordinary shares outstanding during the year. The calculations of diluted earnings per share was based on the profit attributable to ordinary shares in addition to 1,558,585, 872,600 and 501,247 incremental shares (NIS 0.01 par value each)  that would be issued resulting from the  exercises of all options for the years ended December 31,  2008, 2009, 2010, respectively.

Dividends
Dividends declared and paid during the reported period are as follows:

2010
NIS millions
2.60 NIS per share paid in March 2010	257
3.64 NIS per share paid in June 2010	360
3.13 NIS per share paid in October 2010	310
4.03 NIS per share paid in December 2010	400
1,327

2009
NIS millions
2.75 NIS per share paid in March 2009	270
3.36 NIS per share paid in June 2009	330
3.05 NIS per share paid in September 2009	300
2.90 NIS per share paid in December 2009	287
1,187

2008
NIS millions
7.18 NIS per share paid in April 2008	700
2.65 NIS per share paid in June 2008	258
2.76 NIS per share paid in September 2008	270
3.07 NIS per share paid in November 2008	302
1,530

On March 14, 2011, subsequent to the reporting date, the Company’s Board of Directors declared a cash dividend in the amount of NIS 3.05 per share, totaling approximately NIS 303 million, to be paid on April 28, 2011, to the shareholders of the Company of record at the end of the trading day in the NYSE on April 11, 2011.

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
As a result of a dividend adjustment mechanism, the exercise price for all these options was adjusted to $0 per share as of December 31, 2010 ($6.49, $3.42 per share as of December 31, 2008, 2009, respectively).

C.
In August 2008, the Company granted options to purchase an aggregate of 27,500 ordinary shares at an exercise price of $25 per share to senior employees of the Company, under the terms of the Plan. As a result of a dividend adjustment mechanism, the exercise price for these options was adjusted to $16.77 per share as of December 31, 2010 ($20.36 as of December 31, 2009).

D.
In August 2009, the Company granted options to purchase an aggregate of 74,164 ordinary shares at an exercise price of $24.65 per share to senior employees of the Company, under the terms of the plan. As a result of a dividend adjustment mechanism, the exercise price for these options was adjusted to $19.49 per share as of December 31, 2010 ($23.08 as of December 31, 2009).

E.
In November 2010, the Company granted options to purchase an aggregate of 12,000 ordinary shares at an exercise price of $27.92 per share to a senior employee of the Company, under the terms of the plan. As a result of a dividend adjustment mechanism, the exercise price for these options was adjusted to $26.80 per share as of December 31, 2010.

Options granted under the Plan are to be vested over a period of four years. The Plan includes an acceleration clause of the vesting schedule. The original acceleration clause stated that upon DIC’s share ownership of the Company’s outstanding share capital decreasing to less than 50.01% all non-vested options will vest immediately. In 2008 the Company amended the terms of the plan and revised the 50.01% threshold to a trigger when DIC ceases to control (as such term is defined in the Israeli Securities Law, 1968). The Company modified the vesting conditions in a manner that was considered not beneficial to the employees. According to the original plan, DIC’s holdings decreasing to approximately 46.90% in 2008, caused the Company to accelerate the recognition of the remaining expenses related to all the options granted prior to the amendment, during 2008.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 17 – Share-based payments (cont’d)

Grant date/employees entitled	Number of instruments In thousands	Vesting conditions	Contractual life of options

Share options granted at October-November 2006 to managers and senior employees	2,414	Four equal installments over four years of employment	6 years

Share options granted at March 2007 to senior employees	31	Four equal installments over four years of employment	6 years

Share options granted at August 2008 to senior employees	27	Four equal installments over four years of employment	6 years

Share options granted at August 2009 to senior employees	74	Four equal installments over four years of employment	6 years
Share options granted at November 2010 to senior employees	12	Four equal installments over four years of employment	6 years

The total compensation expense during the year ended December 31, 2010, related to the options granted is NIS 1 million (2009 – NIS 1 million, 2008 – NIS 28 million).

The changes in the balance of the options were as follows:

		Weighted average		Weighted average		Weighted average
	Number of	of exercise price	Number of	of exercise price	Number of	of exercise price
	options	(US Dollars)	options	(US Dollars)	options	(US Dollars)
	2008		2009		2010

Balance as at January 1	2,396,896	10.93	1,274,863	6.86	704,674	6.19

Granted during the year	27,500	24.09	74,164	23.86	12,000	27.36

Forfeited during the year	(4,125)	7.78	(7,759)	5.59	(7,395)	2.74

Exercised during the year	(1,145,408)	7.29	(636,594)	4.26	(593,147)	1.11

Total options outstanding as at December 31	1,274,863	6.86	704,674	6.19	116,132	17.2

Total of exercisable options as at December 31	42,282	6.49	11,450	12.59	26,936	13.4

The weighted average of the remaining contractual life of options outstanding as at December 31, 2010, is 4 years and 3 months (as at December 31, 2009 – 3 years and 2 months, as at December 31, 2008 – 3 years and 10 months).

The weighted average share price at the date of exercise for share options exercised in 2010 was $33.11 (2009 - $30.44, 2008 - $28.19).

	2008	2009	2010

Fair value of share options and assumptions:

Fair value at grant date	$11.76	$8.82	$10.83

Fair value assumptions:

Share price at grant date	$33.69	$27.88	$33.27

Exercise price	$25	$24.65	$27.92

Expected volatility (weighted average life)	24%	30.28%	28.85%

Option life (expected weighted average life)	4 years	4.25 years	3.75 years

Risk free interest rate	3.06%	2.5%	3.42%

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 18 - Financial Instruments

Credit risk
Exposure to credit risk
The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	December 31	December 31
	2009	2010
	NIS millions	NIS millions

Trade receivables including long term amounts	2,113	1,999
Loans and other receivables including long term amounts	72	76
Investment in debt securities	212	386
Cash and cash equivalents	903	533
Forward exchange contracts on foreign currencies	6	5
Forward exchange contracts on CPI	54	13

	3,360	3,012

The maximum exposure to credit risk of financial assets at the reporting date by type of counterparty is:

	December 31	December 31
	2009	2010
	NIS millions	NIS millions

Receivable from subscribers	2,069	1,894
Receivables from distributors and other operators	101	105
Investment in government of Israel debt securities	146	244
Investment in institutional debt securities	66	142
Cash and cash equivalents	903	533
Other	75	94

	3,360	3,012

Impairment losses
The aging of financial assets at the reporting date was as follows:

	Gross	Impairment	Gross	Impairment
	2009		2010
	NIS millions	NIS millions	NIS millions	NIS millions

Not past due	3,135	5	2,822	4
Past due less than one year	251	75	180	71
Past due more than one year	192	138	299	214

	3,578	218	3,301	289

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 18 - Financial Instruments (cont'd)

Impairment losses (cont'd)
The movement in the allowance for impairment in respect to trade receivables during the year was as follows:

	2009	2010
	NIS millions	NIS millions

Balance at January 1	188	218
Impairment loss recognized	(64)	(35)
Additions	94	106

Balance at December 31	218	289

The impairment loss recognized of NIS 64 million and NIS 35 million for the year ended December 31 2009 and 2010, respectively, relates to the Company's estimate of incurred losses in respect of receivables from subscribers.

The allowance accounts in respect of trade receivables is used to record impairment losses unless the Company is satisfied that no recovery of the amount owing is possible; at that point the amount considered irrecoverable is written off against the trade receivable directly.

Liquidity risk
The following are the maturities of contractual of financial liabilities and other non contractual liabilities, including estimated interest payments and excluding the impact of netting agreements:

December 31, 2010	Carrying	Contractual					More than
	amount	Cash flows	1st year	2nd year	3rd year	4-5 years	5 years
	NIS millions

Debentures	(4,424)	(5,235)	(573)	(688)	(901)	(1,610)	(1,463)
Trade and other payables	(826)	(826)	(826)	-	-	-	-
Forward exchange contracts on foreign currencies	(17)	(17)	(17)	-	-	-	-
Forward exchange contracts on CPI	(1)	(1)	(1)	-	-	-	-

	(5,268)	(6,079)	(1,417)	(688)	(901)	(1,610)	(1,463)

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 18 - Financial Instruments (cont'd)

Liquidity risk (cont'd)

December 31, 2009	Carrying	Contractual					More than
	amount	Cash flows	1st year	2nd year	3rd year	4-5 years	5 years
	NIS millions

Debentures	(4,683)	(5,706)	(566)	(562)	(676)	(1,693)	(2,209)
Trade and other
payables	(956)	(956)	(956)	-	-	-	-
Interest rate swaps	(5)	(5)	(5)	-	-	-	-
Forward exchange
contracts on
foreign currencies	(14)	(14)	(14)	-	-	-	-
Forward exchange
contracts on CPI	(3)	(3)	(3)	-	-	-	-

	(5,661)	(6,684)	(1,544)	(562)	(676)	(1,693)	(2,209)

The following table indicates the periods in which the cash flows associated with derivatives that are cash flow hedges are expected to occur:

	Carrying	Contractual					More than
	amount	Cash flows	1st year	2nd year	3rd year	4-5 years	5 years
	NIS millions

December 31, 2010
Forward exchange
contracts:
Assets	-	-	-	-	-	-	-
Liabilities	(13)	(13)	(13)	-	-	-	-

	(13)	(13)	(13)	-	-	-	-

December 31, 2009
Forward exchange
contracts:
Assets	-	-	-	-	-	-	-
Liabilities	(12)	(12)	(12)	-	-	-	-

	(12)	(12)	(12)	-	-	-	-

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
	NIS millions

December 31, 2010
Forward exchange
contracts:
Assets	-	-	-	-	-	-	-
Liabilities	(13)	(13)	(13)	-	-	-	-

	(13)	(13)	(13)	-	-	-	-

December 31, 2009
Forward exchange
contracts:
Assets	-	-	-	-	-	-	-
Liabilities	(12)	(12)	(12)	-	-	-	-

	(12)	(12)	(12)	-	-	-	-

Currency risk and CPI
The Company's exposure to foreign currency risk and CPI was as follows based on notional amounts:

	December 31, 2009			December 31, 2010
	In or linked			In or linked
	to foreign			to foreign
	currencies	linked		currencies	linked
	(mainly USD)	to CPI	unlinked	(mainly USD)	to CPI	unlinked
	NIS millions			NIS millions
Current assets
Cash and cash equivalents	14	-	889	13	-	520
Current investments, including derivatives	-	141	131	-	230	174
Trade receivables	-	-	1,579	-	-	1,478
Other receivables	-	-	13	-	14	-

Non- current assets
Long-term receivables	-	19	574	-	19	564

Current liabilities
Short-term borrowings	-	(342)	(8)	-	(348)	-
Trade payables and accrued expenses	(160)	-	(646)	(101)	-	(615)
Other current liabilities, including derivatives	-	(156)	(164)	-	(114)	(177)

Non- current liabilities
Debentures	-	(3,402)	(783)	-	(3,128)	(785)

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 18 - Financial Instruments (cont'd)

Currency risk and CPI (cont'd)

The Company's exposure to linkage and foreign currency risk in respect of derivatives is as follows:

	December 31, 2010
	Currency/	Currency/	Notional Value	Fair value
	linkage	linkage
	receivable	payable
	NIS Millions
Instruments not used for hedging
Forward exchange contracts on foreign currencies	USD	NIS	169	(1)
Forward exchange contracts on CPI	CPI	NIS	1,325	12
Foreign currency purchase options	USD	NIS	444	2
Foreign currency sell options	NIS	USD	56	-

Instruments used for hedging
Forward exchange contracts on foreign currencies	USD	NIS	270	(13)

	December 31, 2009
	Currency/	Currency/	Notional Value	Fair value
	linkage	linkage
	receivable	payable
	NIS Millions
Instruments not used for hedging
Forward exchange contracts on foreign currencies	USD	NIS	307	2
Forward exchange contracts on CPI	CPI	NIS	1,700	51
Foreign currency purchase options	USD	NIS	599	3
Foreign currency sell options	NIS	USD	269	(1)

Instruments used for hedging
Forward exchange contracts on foreign currencies	USD	NIS	285	(12)

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 18 - Financial Instruments (cont'd)

Currency risk and CPI (cont'd)

Following is data regarding the CPI and currency exchange rate:

	December 31	December 31	December 31
	2008	2009	2010

CPI (in points)	198.4	206.2	211.7
Exchange rate of US$ in NIS	3.802	3.775	3.549

	2008	2009	2010
Change in %

CPI	3.8%	3.9%	2.7%
Exchange rate of US$ in NIS	(1.1%)	(0.7%)	(6.0%)

Sensitivity analysis
A change of the CPI as at December 31, 2010 and 2009 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2009.

		Equity	Net income
	Change	NIS millions	NIS millions

December 31, 2010
Increase in the CPI of	2.0%	(30)	(30)
Increase in the CPI of	1.0%	(15)	(15)
Decrease in the CPI of	(1.0%)	15	15
Decrease in the CPI of	(2.0%)	30	30

December 31, 2009
Increase in the CPI of	2.0%	(31)	(31)
Increase in the CPI of	1.0%	(15)	(15)
Decrease in the CPI of	(1.0%)	15	15
Decrease in the CPI of	(2.0%)	31	31

Sensitivity of change in foreign exchange rate is immaterial as at December 31, 2010 and 2009.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 18 - Financial Instruments (cont'd)

Interest rate risk

Profile
At the reporting date the interest rate profile of the Company's interest-bearing financial instruments, not including derivatives, was:

	Carrying amount
	2009	2010
	NIS millions	NIS millions
Fixed rate instruments
Financial assets	*1,098	899
Financial liabilities	(4,535)	(4,261)
	(3,437)	(3,362)
Variable rate instruments
Financial assets	*24	28
Financial liabilities	-	-
	24	28
*Reclassified

Fair value sensitivity analysis for fixed rate instruments
A change of interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	Equity				Profit or loss
	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease
	NIS Millions				NIS Millions
December 31, 2010
Fixed rate instruments	(9)	9	(4)	4	(9)	9	(4)	4
Cash flow sensitivity (net)	(9)	9	(4)	4	(9)	9	(4)	4

	Equity				Profit or loss
	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease
	NIS Millions				NIS Millions
December 31, 2009
Fixed rate instruments	(5)	5	(3)	3	(5)	5	(3)	3
Cash flow sensitivity (net)	(5)	5	(3)	3	(5)	5	(3)	3

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
	Equity				Profit or loss
	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease
	NIS millions				NIS millions

December 31, 2010
Variable rate instruments	-	-	-	-	-	-	-	-
Interest rate swaps	-	-	-	-	-	-	-	-
Cash flow sensitivity (net)	-	-	-	-	-	-	-	-

December 31, 2009
Variable rate instruments	-	-	-	-	-	-	-	-
Interest rate swaps	2	(2)	1	(1)	2	(2)	1	(1)
Cash flow sensitivity (net)	2	(2)	1	(1)	2	(2)	1	(1)

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 18 - Financial Instruments (cont'd)

Fair Values

Fair values versus carrying amounts
The fair values of financial assets and liabilities, together with the carrying amounts shown in the balance sheet, are as follows:

	December 31, 2009			December 31, 2010
			Interest rates			Interest rates
			used for			used for
	Carrying	Fair	determining	Carrying	Fair	determining
	amount	value	Fair value	amount	value	Fair value
	NIS millions			NIS millions
Current assets
Cash and cash equivalents	903	903		533	533
Current investments, Including derivatives	272	272		404	404
Trade receivables, net	1,579	1,579		1,478	1,478
Other receivables	13	13		14	14

Non- current assets
Long-term receivables	593	593	3.5%	583	583	3.5%

Current liabilities
Short-term borrowings	(8)	(8)		-	-
Trade payables and accrued expenses	(806)	(806)		(716)	(716)
Other current liabilities, including derivatives	(164)	(164)		(128)	(128)

Non- current liabilities
Debentures including current maturities and accrued interest	(4,683)	(4,790)		(4,424)	(4,585)
	(2,301)	(2,408)		(2,256)	(2,417)

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
Level 3: inputs that are not based on observable market data (unobservable inputs).

	December 31, 2010
	Level 1	Level 2	Level 3	Total
	NIS millions	NIS millions	NIS millions	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	386	-	-	386
Derivatives	-	18	-	18
Total assets	386	18	-	404

Financial liabilities at fair value through profit or loss
Derivatives	-	(18)	-	(18)
Total liabilities	-	(18)	-	(18)

	December 31, 2009
	Level 1	Level 2	Level 3	Total
	NIS millions	NIS millions	NIS millions	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	212	-	-	212
Derivatives	-	60	-	60
Total assets	212	60	-	272

Financial liabilities at fair value through profit or loss
Derivatives	-	(22)	-	(22)
Total liabilities	-	(22)	-	(22)

There have been no transfers during the year between Levels 1 and 2.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 19 - Revenues

Composition

	Year ended December 31
	2008	2009	2010
	NIS millions	NIS millions	NIS millions
Revenues from handsets, net	745	751	802
Revenues from services	5,672	5,732	5,860

	6,417	6,483	6,662

Note 20 - Cost of Revenues

Composition

	Year ended December 31
	2008	2009	2010
	NIS millions	NIS millions	NIS millions
According to source of income:
Cost of revenues from handsets	755	690	651
Cost of revenues from services	2,641	2,643	2,671

	3,396	3,333	3,322
According to its components:
Cost of revenues from handsets	755	690	651

Rent and related expenses	290	333	330
Salaries and related expenses	163	163	176
Fees to other operators and others	986	1,007	1,112
Cost of value added services	361	391	376
Depreciation and amortization	571	489	472
Royalties and fees (see Note 27(1)b)	160	154	110
Other	110	106	95

	2,641	2,643	2,671

	3,396	3,333	3,322

Note 21 - Selling and Marketing Expenses

Composition

	Year ended December 31
	2008	2009	2010
	NIS millions	NIS millions	NIS millions

Salaries and related expenses	321	333	376
Commissions	85	96	90
Advertising and public relations	111	99	84
Depreciation and amortization	41	65	75
Other	143	123	131

	701	716	756

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 22 - General and Administrative Expenses

Composition

	Year ended December 31
	2008	2009	2010
	NIS millions	NIS millions	NIS millions
Salaries and related expenses	165	145	147
Depreciation and amortization	210	200	177
Rent and maintenance	79	75	68
Data processing and professional services	59	56	55
Allowance for doubtful accounts	50	94	106
Other	96	90	88
	659	660	641

Note 23 - Other (income) expenses, net

Composition

	Year ended December 31
	2008	2009	2010
	NIS millions	NIS millions	NIS millions
Capital loss from sale of property, plant and equipment	1	6	5
Other expense	1	6	5

Capital gain from sale of property, plant and equipment	(10)	-	-
Capital gain from sale of land	(9)	-	-
Other	(11)	-	-
Other income	(30)	-	-

Net other (income) expense recognized in profit and loss	(29)	6	5

Note 24 - Financial income and expenses

Composition
	Year ended December 31
	2008	2009	2010
	NIS millions	NIS millions	NIS millions
Interest income on deposits	10	15	27
Interest income on trade and other receivables	49	50	45
Net foreign exchange gain	21	5	14
Net change in fair value of financial assets at fair value through profit and loss	3	81	20
Finance income	83	151	106

Interest expenses on long term liabilities	(206)	(229)	(232)
Linkage expenses to CPI on long term liabilities	(161)	(141)	(78)
Net change in fair value of derivatives	(26)	-	(26)
Finance expense	(393)	(370)	(336)

Net finance expense recognized in profit and loss	(310)	(219)	(230)

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 25 - Income Tax

A.           Details regarding the tax environment of the Company

(1)           Amendments to the Income Tax Ordinance and the Land Appreciation Tax Law

On July 25, 2005 the Israeli Parliament enacted the Law for the Amendment of the Income Tax Ordinance (No. 147) – 2005, which provides, inter alia, for a gradual reduction in the company tax rate to 25% as from the 2010 tax year.

On July 14, 2009, the Israeli Parliament enacted the Economic Efficiency Law (Legislative Amendments for Implementation of the 2009 and 2010 Economic Plan) – 2009, which provided, inter alia, an additional gradual reduction in the company tax rate to 18% as from the 2016 tax year. In accordance with the aforementioned amendments, the company tax rates applicable as from the 2009 tax year are as follows: In the 2009 tax year – 26%, in the 2010  tax year – 25%, in the 2011 tax year – 24%, in the 2012 tax year – 23%, in the 2013 tax year – 22%, in the 2014 tax year  – 21%, in the 2015 tax year – 20% and as from the 2016 tax year the company tax rate will be 18%.

Current and deferred tax balances for the periods reported in these financial statements are calculated in accordance with the tax law enacted or substantially enacted by the end of each of the reporting periods.

(2)           Non-application of IFRS for the tax purposes

On February 4, 2010 Amendment 174 to the Income Tax Ordinance – Temporary Order for Tax Years 2007, 2008 and 2009 was published in the Official Gazette (hereinafter – “the Temporary Order”). In accordance with the Temporary Order, Israeli Accounting Standard No. 29 regarding the adoption of International Financial Reporting Standards (IFRS) (hereinafter – “Standard 29”) shall not apply when determining the taxable income for the 2007-2009 tax years even if it was applied when preparing the financial statements. As yet there is no legislation regarding the non-application of International Financial Reporting Standards (IFRS) when determining the taxable income for 2010.
The effect on the financial statements of the Temporary Order with respect to the taxable income for the years 2007-2009 is immaterial.

(3)           Taxation under inflation

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

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 25 - Income Tax (cont'd)

A.           Details regarding the tax environment of the Company (cont'd)

(4)          Interest rate for purposes of Section 3(j)

On September 17, 2009 Income Tax Regulations (Determination of Interest Rate with respect to Section 3(j)) (Amendment) – 2010 were published following which there was an extensive change in Income Tax Regulations (Determination of Interest Rate with respect to Section 3(j)) – 1986. The Amendment applies to loans granted as from October 1, 2009, and also includes transitional provisions regarding loans granted before the effective date of the Amendment.

As from October 1, 2009 the annual interest rate for purposes of Section 3(j) of the Ordinance, with respect to in scope taxpayers granting a loan in NIS is 3.3% (unlinked). This interest rate is effective for the period from October 1, 2009 to December 31, 2009. As from January 1, 2010 the annual interest rate for purposes of Section 3(j) of the Ordinance is 3% (unlinked). This rate may change in the 2011 tax year based on the overall average cost of unlinked credit granted to the public by the banks, and issuance in the Official Gazette of an updated interest rate for purposes of Section 3(j) of the Ordinance by the Minister of Finance.

Conversely, when the loan is in foreign currency (as defined in the regulations) the interest rate with respect to Section 3(j) is according to the rate of change in the exchange rate of the relevant foreign currency plus 3%.

In addition, a special provision was included with respect to determination of the interest rate on a loan in NIS or in foreign currency that was granted in the 14 days before or after a loan with the same terms was received from a non-related party.

B.           Composition of income tax expense (income)

	Year ended December 31
	2008	2009	2010
	NIS millions	NIS millions	NIS millions
Current tax expense (income)
Current period	390	423	462
Adjustments for prior periods, net	-	6	(18)
Tax expense relating to changes in accounting policy	2	(1)	-
Total current tax expenses	392	428	444

Deferred tax expense (income)
Creation and reversal of temporary differences	(1)	(20)	(27)
Change in tax rate	-	(41)	-
Total Deferred tax expense	(1)	(61)	(27)

Income tax expense	391	367	417

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 25 - Income Tax (cont’d)

C.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense:

	Year ended December 31
	2008	2009	2010
	NIS millions	NIS millions	NIS millions

Profit before taxes on income	1,380	1,549	1,708

Primary tax rate of the Company	27%	26%	25%

Tax calculated according to the Company’s primary tax rate	373	403	427

Additional tax (tax saving) in respect of:
Non-deductible expenses	13	3	2
Effect of change in tax rates	-	(41)	-
Taxes in respect of previous years	-	6	(18)
Others	5	(4)	6

Income tax expenses	391	367	417

D.           Deferred tax assets and liabilities

1.	Composition

	Year ended December 31
	2008	2009	2010
	NIS millions	NIS millions	NIS millions

Deferred tax assets
Property, plant and equipment and intangible assets	(203)	(159)	(164)
Other	(4)	-	-

Deferred tax liabilities
Allowance for doubtful debts	47	57	64
Financial instruments	4	8	7
Other	-	3	28

Deferred tax, net	(156)	(91)	(65)

2.	Recognized deferred tax assets and liabilities

Deferred taxes are calculated according to the tax rate anticipated to be in effect on the date of reversal as stated above based on the tax law enacted or substantially enacted by the end of each of the reporting periods.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 25 - Income Tax (cont’d)

D.           Deferred tax assets and liabilities (cont'd)

2.	Recognized deferred tax assets and liabilities (cont'd)

Deferred tax assets and liabilities are attributable to the following items:
	Property, Plant and equipment and Intangibles	Allowance for Doubtful debts	Financial instruments	Other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Balance of deferred tax asset (liability) as at
January 1, 2008	(202)	46	8	(1)	(149)
Changes recognized in profit or loss	(1)	1	3	(3)	-
Changes recognized in equity	-	-	(7)	-	(7)
Balance of deferred tax asset (liability) as at
December 31, 2008	(203)	47	4	(4)	(156)
Changes recognized in profit or loss	44	10	-	7	61
Changes recognized in equity	-	-	4	-	4
Balance of deferred tax asset (liability) as at
December 31, 2009	(159)	57	8	3	(91)

Changes recognized in profit or loss	(5)	7	-	25	27
Changes recognized in equity	-	-	(1)	-	(1)
Balance of deferred tax asset (liability) as at
December 31, 2010	(164)	64	7	28	(65)

E.	Tax assessments

During 2010 The Company has reached a final tax assessment for the tax year of 2008. As a result of this assessment The Company registered tax income of approximately of NIS 18 million related to adjustments for prior periods.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 26 - Operating leases

Non-cancelable operating lease rentals are payable as follows:

December 31 2010
NIS millions
Less than one year	236
Between one and five years	597
More than five years	245

1,078

During the year ended December 31 2010, NIS 284 million (including linkage to CPI of NIS 4.9 million) was recognized as an expense in profit and loss in respect of operating leases (2009 – NIS 251 million, including linkage to CPI of NIS 5.7 million; 2008 – NIS 262 million, including linkage to CPI of NIS 5 million).

Major operating lease and service agreements:

a.	Office buildings and warehouses – there are lease agreements for periods of up to 3 years and eleven months.

b.	Switching stations – there are lease agreements for switching station locations for periods of up to 6 years.

c.	Cell sites – there are lease agreements for cell sites for periods of up to 19 years and 8 months.

d.	Service centers, retail stores and stands – there are lease agreements for service and installation centers and stands for periods of up to 12 years.

e.	Transmission services for cell sites and switches up to 3 years.

f.	Motor vehicles- lease for a period of 3 years.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 27 - Commitments

1.	The Company has commitments regarding the license it was granted in 1994, most of which are:

a.	Not to pledge any of the assets used to execute the license without the advance consent of the Ministry of Communications.

b.
To pay the State of Israel royalties equal (in 2011) to 1.75% of the Company’s revenues generated from telecommunications services, less payments transferred to other license holders for interconnect fees or roaming services, sale of handsets and losses from bad debt. The rate of these royalties has decreased in recent years, from 4.5% in 2002, to 4% in 2003, to 3.5% in 2004 and 2005, to 3% in 2006, to 2.5% in 2007, to 2% in 2008, to 1.5% in 2009 and to 1% in 2010. In January 2011, the relevant regulations were amended to increase the royalties payable by cellular operators only, for the year 2011 and 2012, commencing January 19, 2011, to 1.75% in 2011 and 2.5% in 2012, unless certain circumstances occur.

c.
The Company’s shareholders’ joint equity, combined with the Company’s equity, shall not amount to less than $200 million. Regarding this stipulation, a shareholder holding less than 10% of the rights to the Company’s equity is not taken into account.

   The Company is in compliance with the above conditions.

2.
In September 2005, the Company signed an agreement with LM Ericsson Israel Ltd. according to which the Company will purchase a UMTS radio access network and ancillary products and services. The Company committed to purchase maintenance services for 5 years from the launch of the system (until 2011). The Company has an option to purchase additional maintenance services on an annual basis for 20 years from the launch of the system (until 2026), including all the required services for establishment and maintenance of the system (including receipt of updates and upgrades for the system). The aggregate scope of the agreement is USD 27.5 million payable over five years. Under the agreement the parties generally have limited liability for direct damages of up to 40% of the value of the agreement.

3.
Be’eri Printers provides the Company’s printing supplies and invoices as well as the distribution, packaging and delivery of invoices and other mail to the postal service distribution centers. The Company entered into an agreement with Be’eri Printers - Limited Partnership and with Be’eri Technologies (1977) Ltd., or together Be’eri, for printing services in August 2003. Under the terms of the agreement, the Company committed to purchase from Be’eri a minimum monthly quantity of production and distribution services which may be reduced if the Company modifies its printed invoice delivery policy. The agreement is valid until December 2013.

4.
In 2009, the Company has entered an agreement with Apple Sales International, for the purchase and distribution of iPhone handsets in Israel. Under the terms of the agreement, the Company has committed to purchase a minimum quantity of handsets over a period of three years. The total amount of the purchases will depend on the handsets purchase price at the time of purchase.

5.	As at December 31, 2010, the Company has commitments to purchase equipment for the communications’ network and cellular telephone equipment, at an amount estimated at NIS 522 million.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 27 - Commitments (cont’d)

6.
 In February 1999, The Company entered into our agreement with Amdocs (UK) Limited, or Amdocs UK, for the supply of a central computer system for customer care, billing and collection capable of generating customer profiles based on various usage patterns. This system is based on Amdocs UK’s generic pricing system and is customized to our specific requirements. The Company owns the intellectual property rights for the customized developments.  Under this agreement, the parties’ liability for direct damages is generally limited to USD 0.5 million. In July 2010, the Company entered into an agreement with Amdocs (Israel) Limited, or Amdocs Israel, for the provision of operation, maintenance, management and development services for its billing system, which were previously performed partly by Amdocs UK and Amdocs Israel and partly by our employees.  Amdocs Israel is obligated to provide the Company with such services for a period of eight years (until August 2018), and after 30 months from entering into this agreement the Company has the option to terminate the agreement subject to the provision of a prior written notice and payment of certain amounts. Under the agreement, the parties generally have limited liability for direct damages of up to the value of the agreement for each year subject to certain additional exceptions to the limitation.

7.
In October 2010, the Company entered into a long-term agreement for the enlargement of the current techno-logistic center, including its new central laboratory, in Netanya, Israel, and the lease thereof.  The leased property covers approximately 11,000 square meters.  The lease is for a term of ten years from the date of delivery of 50% of the new additions to the premises (scheduled to occur by mid 2011) and is renewable for an additional period of 5 years, at the Company's option. In case the Company does not exercise the option it shall be required to pay approximately NIS 11 million.

8.
In December 2010, the Company entered into an agreement with Ashdod Energy Ltd., expected to construct a private power plant fueled by natural gas in Israel, by the end of 2013. Under the agreement the Company committed to purchase electricity for the earlier of a period of 15 years from commencement of operations of the power plant or until January 2028, subject to the Company's right to terminate the agreement after 8 years from the commencement of operations of the power plant under certain conditions.

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

2.
In August 2001, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv–Jaffa by one of the Company’s subscribers in connection with the Company's outgoing call tariffs on the "Talkman" (pre-paid) plan and the collection of a distribution fee for "Talkman" calling cards. In June 2004, the motion for certification as a class action was denied. In September 2004, this decision was appealed to the Israeli Supreme Court. In July 2007, the Israeli Supreme Court accepted a petition filed by both parties with mutual consent, in light of the Israeli Class Action Law, 2006, to resubmit the purported class action lawsuit for consideration in the District Court of Tel Aviv-Jaffa. If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiff to be NIS 135 million. In January 2010, during preliminary proceedings, the District Court accepted the Company's defense of limitations for the period prior to March 1999. In April 2010, the plaintiff appealed the decision to the Supreme Court.

3.
In December 2002, a purported class action lawsuit was filed against the Company and another cellular operator in the District Court of Tel-Aviv–Jaffa in connection with the Company’s incoming call tariff to subscribers of other operators when calling the Company’s subscribers during the period prior to the regulation of interconnect fees. In December 2008, the motion for certification as a class action was dismissed with prejudice. In January 2009, an appeal was filed with the Supreme Court challenging the dismissal. In May 2010, the Supreme Court dismissed the appeal following its withdrawal by the appellants at the recommendation of the Supreme Court. Had the lawsuit been certified as a class action, the amount claimed was estimated by the plaintiffs to be NIS 1.6 billion.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 28 – Contingencies (cont’d)

A.	Contingent liabilities (cont’d)

4.
In April 2003, a purported class action lawsuit was filed against two other cellular operators and the Company with the District Court of Tel-Aviv–Jaffa in connection with the Company’s incoming SMS tariff to subscribers of other operators when sending SMS messages to the Company’s subscribers during the period before the regulation of SMS interconnect fees. In January 2011, subsequent to the balance sheet date, the purported class action was dismissed with prejudice. Had the lawsuit been certified as a class action, the amount claimed was estimated by the plaintiffs to be NIS 90 million, without specifying the amount claimed from the Company individually.

5.
In August 2003, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv–Jaffa (and later transferred to the District Court of the Central Region) by one of the Company’s subscribers in connection with the Company's method of rounding the rates of calls, the Company's method of linking rates of calls to the consumer price index and an alleged unlawful approval of a certain rate that was approved by the Ministry of Communications in 1996. Following the amendment to the Consumer Protection Law in December 2005, the plaintiff filed an amended statement of its claim in March 2006, to which the Company has replied. If the lawsuit is certified as a class action, the amount claimed (for the original claim) is estimated by the plaintiff to be NIS 150 million. In August 2009 and September 2010, during preliminary proceedings, the court rejected most of the alleged causes of action. As a result, the request to certify the lawsuit as a class action will continue to be heard in respect of one cause of action only: that the Company did not provide its customers full information in regards to the maximum airtime tariff set in the calling plan and the Company's license, prior to entering into a calling plan. In November 2010, the plaintiff appealed the decision to the Supreme Court.

6.
In August 2006, a purported class action lawsuit was filed against the Company (and two other cellular operators) in the District Court of Tel-Aviv–Jaffa, by plaintiffs alleging to be subscribers of the defendants, in connection with sums allegedly unlawfully charged for a segment of a call that was not actually carried out. In November 2010, the purported class action was dismissed with prejudice. In December 2010, an appeal was filed with the Supreme Court challenging the dismissal. If the lawsuit is certified as a class action, the total amount claimed is estimated by the plaintiffs to exceed NIS 100 million, without specifying the amount claimed from the Company individually.

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

Additional 18.5% of the sum returned, will be paid as a fee to the plaintiff and plaintiff's counsel. The court appointed an expert to verify the return amount. In July 2010 the Israeli General Counsel submitted his objection to the settlement and the Company submitted its response. The settlement awaits the court's approval.

8.
In December 2007, a purported class action lawsuit was filed against the Company (and two other cellular operators) in the District Court of Tel Aviv-Jaffa, by plaintiffs alleging to be residing next to cell sites of the defendants which the plaintiffs allege were built in violation of the law. The plaintiffs allege that the defendants have created environmental hazards by unlawfully building cell sites and therefore demand that the defendants will compensate the public for damages (other than personal damages, such as depreciation of property and/or health related damages which are excluded from the purported class action), demolish existing unlawfully built cell sites and refrain from unlawfully building new cell sites. If the lawsuit is certified as a class action, the compensation claimed from the defendants (without any allocation of this amount among the defendants) is estimated by the plaintiffs to be NIS 1 billion.

9.
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

10.
In February 2008, a purported class action lawsuit was filed against the Company in the District Court of Central Region, by plaintiffs claiming to be subscribers of the Company, in connection with amounts the Company allegedly overcharged, when the Company raised its tariffs for SMS packages. If the lawsuit is recognized as a class action, the amount claimed is estimated by the plaintiffs to be approximately NIS 43 million. In February 2009, the parties submitted an agreed request to the District Court to approve a settlement by which the lawsuit is approved as a class action and the Company will return a certain insignificant amount to its subscribers. In April 2010, the court approved the settlement submitted by the parties.

11.
In March 2008, a purported class action lawsuit was filed against the Company in the District Court of Central Region, by plaintiffs alleging to be the Company's subscribers in connection with allegations that the Company has unlawfully charged its' subscribers for providing them with call details records. In August 2009, the request to certify the lawsuit as a class action was approved by the court and the claim will be tried as a class action, relating to an allegation that the Company breached the agreements with its subscribers by charging them for the service it previously provided free of charge, without obtaining their consent. In May 2010, the Company's appeal and request to stay proceedings until the appeal is decided was not accepted by the Supreme Court, for reasons not related to the merits of the matter, and the lawsuit is tried in the District Court as a class action in relation to such allegation. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 440 million.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 28 – Contingencies (cont’d)

A.	Contingent liabilities (cont’d)

12.
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

13.
In May 2008, a purported class action lawsuit was filed against the Company and two other cellular operators in the District Court of Tel Aviv-Jaffa, by plaintiffs alleging to be subscribers of the defendants in connection with allegations that the defendants have unlawfully charged their subscribers for certain failed calls attempts made by the subscribers, while abroad. In June 2010, the motion for certification as class action and the lawsuit were dismissed with prejudice, at the plaintiff's request. Had the lawsuit been certified as a class action, the total amount claimed from all three defendants was estimated by the plaintiffs to be approximately NIS 50 million, without specifying the amount attributed to the Company.

14.
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

15.
In July 2008, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be a subscriber of the Company in connection with allegations that the Company misleads and unlawfully charges its subscribers for a certain automatic call completion service, even if not used. In April 2010, the motion for certification as a class action was dismissed without prejudice and the lawsuit was dismissed with prejudice, at the plaintiff's request. Had the lawsuit been certified as a class action, the amount claimed was estimated by the plaintiff to be approximately NIS 179 million.

16.
In March 2009, a purported class action lawsuit was filed against the Company, its chief executive officer and some of its directors, in the District Court of Central Region, by a plaintiff alleging to be a subscriber of the Company in connection with allegations that the Company unlawfully sent its subscribers commercial messages. In April 2010, the purported class action was dismissed without prejudice, following the request of the plaintiff and the Company's agreement to donate a certain insignificant amount to worthy causes. Had the lawsuit been certified as a class action, the total amount claimed from the Company was estimated by the plaintiff to be approximately NIS 800 million.

17.
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

18.
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

19.
In August 2009, a purported class action was filed against the Company, another cellular operator and two content providers, in the District Court of Central Region, by two plaintiffs alleging to be subscribers of the cellular operators, in connection with sums allegedly charged by the defendants in respect of content services the subscribers allegedly did not order or which did not comply with certain legal requirements. In June 2010, the motion for certification as class action was dismissed without prejudice and the lawsuit was dismissed with prejudice, at the plaintiff's request. Had the lawsuit been certified as a class action, the total amount claimed from the defendants was estimated by the plaintiffs to be approximately NIS 347 million, of which approximately NIS 119 million is attributed to the Company.

20.
In November 2009, a purported class action lawsuit was filed against the Company, two other cellular operators and the Minister of Communications, in the District Court of Jerusalem, by four plaintiffs alleging to be subscribers of the two other cellular operators in connection with an allegation that the defendant cellular operators unlawfully discriminated against non orthodox customers by offering them less favorable prices and terms. In February 2010, the motion for certification as a class action was dismissed at a preliminary stage without consideration of the merits. Had the lawsuit been certified as a class action, the total amount claimed was estimated by the plaintiffs to be approximately NIS 900 million, without specifying the amount attributed to the Company individually.

21.
In November 2009, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv-Jaffa, by a plaintiff alleging to be a subscriber of the Company. in connection with allegations that the Company unlawfully included commercial content in internet pages viewed by its subscribers, through cellular "surfing", and unlawfully charged them for such surfing. The plaintiff did not estimate the total amount claimed, if the lawsuit is certified as a class action.

22.
In March 2010, a purported class action lawsuit was filed against the Company and another cellular operator, in the District Court of Tel-Aviv-Jaffa by two plaintiffs alleging to be subscribers of the defendants, in connection with allegations that the defendants breached their license by failing to purchase insurance against monetary liability which the defendants may suffer due to bodily damages that allegedly may be caused by cellular radiation. The plaintiffs request the court to award compensation in an amount equal to the insurance premiums allegedly payable for insuring such liability (estimated by the plaintiffs to be NIS 300 million per year per defendant) for the past seven years and to order the defendants to purchase such insurance coverage in the future. If the lawsuit is certified as a class action, the total amount claimed is estimated by the plaintiffs to be approximately NIS 4.2 billion, out of which NIS 2.1 billion is attributed to the Company individually.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 28 – Contingencies (cont’d)

A.	Contingent liabilities (cont’d)

23.
In May 2010, a purported class action lawsuit was filed against the Company and two other defendants in the District Court of Central Region, by a plaintiff alleging to be a subscriber of the Company, in connection with allegations that the defendants unlawfully sent commercial messages to certain recipients. In June 2010, one of the other defendants was deleted from the list of defendants at its request and with the consent of the plaintiff. The plaintiff did not estimate the total amount claimed if the lawsuit is certified as a class action.

24.
In May 2010, a purported class action lawsuit was filed against the Company (and the three other Israeli cellular operators) in the District Court of Central Region, by four plaintiffs alleging to be subscribers of the defendants. The plaintiffs allege that the defendants unlawfully and in violation of their license and agreements with their subscribers fail to construct cell sites in a sufficient quantity, scope and coverage in order to provide cellular services in the requisite quality; fail to test, repair and notify the subscribers that non-ionizing radiation level for repaired handsets may exceed the manufacturer's specifications and the maximum level allowed by law; fail to inform and caution the subscribers of the risks related to the manner of carrying the handset and its distance from the subscriber's body; all of which allegedly increase the level of non-ionizing radiation and health risks to which the subscribers are exposed. In September 2010, at the Company and two other cellular operators' request, the Court instructed the transfer of this purported class action to the Tel-Aviv-Jaffa District Court, to be heard by the Judge hearing the purported class action filed against the Company in December 2007 (by plaintiffs alleging that the Company and the two other Israeli cellular operators have created environmental hazards by unlawfully building cell sites). If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 3.68 billion (the total amount claimed from the four defendants is estimated by the plaintiffs to be approximately NIS 12 billion).

25.
In May 2010, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv, by a plaintiff alleging to be a subscriber of the Company, in connection with the allegation that the Company unlawfully returned certain amounts to its subscribers at their nominal value without adjustments for interest and consumer price index differences. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 54 million.

26.
In June 2010, a purported class action lawsuit was filed against the Company in the District Court of Haifa, by a plaintiff alleging to be a subscriber of the Company in connection with allegations that the Company charges its subscribers with debt collection expenses in violation of its license. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 30 million.

27.
In July 2010, a purported class action lawsuit was filed against the Company in the District Court of Central region, by a plaintiff alleging to be a subscriber of the Company in connection with the allegation that the Company unlawfully charged its subscribers with value added tax for services provided abroad. In October 2010 this purported class action was joined with two other similar purported class actions, filed against two other Israeli cellular operators. In December 2010, the Israeli Tax Authority was joined as defendant at the Company and another defendant's request. The plaintiff did not estimate the total amount claimed if the lawsuit is certified as a class action.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 28 – Contingencies (cont’d)

A.	Contingent liabilities (cont’d)

28.
In July 2010, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by two plaintiffs alleging to be subscribers of the Company, in connection with the allegation that the Company's subscribers' agreements violate certain format requirements under the Israeli Standard Contracts Law. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 100 million.

29.
In July 2010, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be a subscriber of the Company, in connection with the allegation that the Company violates the Israeli Consumer Protection Law in regards to manufacturer's warranty for handsets. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 45 million.

30.
In September 2010, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be a subscriber of the Company, in connection with the allegation that the Company's handset repair services violate the Israeli Consumer Protection Law. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 100 million.

31.
In September 2010, a purported class action lawsuit was filed against the Company and two other cellular operators in the District Court of Jerusalem, by a three plaintiffs alleging to be subscribers of the defendants, in connection with the allegation that the defendants violated the prohibition on any linkage between the purchase of a handset and the provision of service-related benefits, set in their license. If the lawsuit is certified as a class action, the total amount claimed from the all three defendants is estimated by the plaintiffs to be approximately NIS 90 million, of which approximately NIS 30 million was attributed to the Company. In September 2010, a similar purported class action was filed against the Company for a claimed amount of approximately NIS 15 million.

32.
In September 2010, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be a subscriber of the Company, in connection with the allegation that the Company's did not provide the plaintiff with a written document containing information about the right to cancel a non frontal transaction, in violation of the Israeli Consumer Protection Law. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 98 million.

33.
In October 2010, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be a subscriber of the Company and her son, in connection with the allegation that the Company is unlawfully misused data bases regarding its customers, in violation of the Israeli Privacy Protection Law. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 50 million. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 28 – Contingencies (cont’d)

A.	Contingent liabilities (cont’d)

34.
In October 2010, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be a subscriber of the Company, in connection with the allegation that the Company's misled its subscribers in regards to the actual size of the memory of iPhone handsets. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 25 million.

35.
In November 2010, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be a subscriber of the Company, in connection with the allegation that the Company charges its subscribers for certain content services without obtaining their consent. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 405 million (out of which NIS 300 million for mental anguish). At this preliminary stage, the Company is unable to assess the lawsuit's chances of success.

36.
In November 2010, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be a subscriber of the Company, in connection with the allegation that the Company breached agreements with its subscribers in relation to rebates for handsets. If the lawsuit is certified as a class action, the total amount claimed from us is estimated by the plaintiff to be approximately NIS 79 million.

37.
In November 2010, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv-Jaffa, by a plaintiff alleging to be the Company's subscriber, in connection with allegations that the Company unlawfully and in violation of its license does not allow its subscribers to review their agreements prior to signing them. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 150 million.

38.
In December 2010, nine purported class action lawsuits were filed against the Company in various District Courts, by plaintiffs alleging to be the Company's subscribers, claiming compensation for damages (in some of the lawsuits mental anguish as well), in connection with allegations (in all or some of the lawsuits) that the Company misled its subscribers and unlawfully and in violation of its license and agreements with its subscribers, failed to provide service to its subscribers during the network malfunction that occurred on December 1, 2010.  As per the Company's request, all lawsuits (except for one in which the plaintiff has requested its dismissal) were transferred to the District Court of Central Region to be heard by the same judge. If the lawsuits are certified as a class action, the total amount claimed in each lawsuit is estimated by the respective plaintiffs to be approximately NIS 1.3 billion, NIS 1.32 billion, NIS 1.18 billion, NIS 990 million, NIS 200 million, NIS 61 million, NIS 57 million (in which the plaintiff has requested its dismissal) and NIS 25 million. An additional purported class action lawsuit for NIS 22 million was dismissed without prejudice at the plaintiff's request. In addition, the Ministry of Communications appointed an examination committee to investigate the causes and the Company's handling of the malfunction. At this preliminary stage, the Company is unable to assess the lawsuits' chances of success.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 28 – Contingencies (cont’d)

A.	Contingent liabilities (cont’d)

39.
In December 2010, a purported class action lawsuit was filed against the Company in the District Court of Central region, by a plaintiff alleging to be the Company's subscriber, in connection with allegations that the Company misled its subscribers by not allowing them to update reduced tariff destinations in breach of their agreements. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 148 million. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success.

40.
In December 2010, a purported class action lawsuit was filed against the Company and two other cellular operators in the District Court of Tel Aviv-Jaffa, by three plaintiffs alleging to be subscribers of the defendants, in connection with allegations that the defendants unlawfully charged their subscribers with value added tax for services provided in Eilat, which is an Israeli free trade zone. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 25 (the total amount claimed from all defendants is estimated by the plaintiffs to be approximately NIS 70 million). At this preliminary stage, the Company is unable to assess the lawsuit's chances of success.

41.
In January 2011, a purported class action lawsuit was filed against the Company in the District Court of Jerusalem, by a plaintiff alleging to be the Company's subscriber, in connection with allegations that the Company unlawfully charged its subscribers for "surfing" services provided abroad while the handset shifted from WiFi to cellular "surfing" without prior notice and without the subscriber's consent. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 69 million. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success.

42.
The Company was served with a number of purported class actions and other lawsuits by different plaintiffs and for different claims. If the purported class actions are certified as class actions, the aggregate amount claimed is estimated by the plaintiffs to be approximately NIS 68 million.

43.
A dispute existed between the Company and the Israeli Ministry of Communications with respect to the payment of fees for its use of the GSM and UMTS frequencies. The amount in dispute was approximately NIS 73 million (including interest and CPI linkage differences). The Company has deposited approximately half of the principal of this amount with the Ministry of Communications and applied to the courts regarding this issue. In December 2010, the Israeli high court of justice has ruled in the Company's favor. Following the Israeli high court decision, the Company has reversed a provision in the amount of NIS 15 million that was previously recorded in regards to that matter.

44.
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

45.
In January 2007, a lawsuit was filed against the Company in an arbitration proceeding for the amount of approximately NIS 35 million by a company that purchased cellular services from the Company in order to sell the services to its customers, alleging, among other things, that the Company has breached its agreements with the plaintiff and making claims concerning the Company's conduct. The Company rejects all claims made by the plaintiff against the Company.

46.
In December 2007, the Company was served with a petition filed with the Israeli High Court of Justice against the Israeli Minister of Communications and another cellular operator, seeking to retroactively apply the amendment to cellular operators' general license, effected September 2007, which prevents the Company from offering subscribers calling plans using airtime charging units other than the basic airtime charging unit, or alternatively, to retroactively cancel any charges which may be imposed on subscribers when transferring, before the lapse of a predetermined period, to calling plans based on the basic airtime charging unit. The Company and one other cellular operator were joined as formal respondents. In January 2010 the petition was dismissed without prejudice.

B.           Liens and guarantees

As part of issuance of the Series A and B debentures (see Note 14), the Company committed not to create liens on its assets so long as the debentures have not been fully repaid, except for a fixed lien on assets for purposes of securing credit that will permit acquisition of those assets.
The Company has given bank guarantees as follows:

a.	To the Government of Israel (to guarantee performance of the License) – U.S. $10 million.
b.	To the Government of Israel (to guarantee performance of the License for Cellcom Fixed Line Communication L. P.) - NIS 10 million.
c.	To suppliers and government institutions – NIS 20 million.

Note 29 – Regulation and Legislation

1.	In September 2010, the Israeli Ministry of Communications, or MOC, amended the Israeli regulations setting interconnect tariffs payable to cellular operators as follows:

·
the maximum interconnect tariff payable by a landline operator or a cellular operator for the completion of a call on another cellular network was reduced from the previous tariff of NIS 0.251 per minute to NIS 0.0687 per minute from January 1, 2011; to 0.0634 per minute from January 1, 2012; to NIS 0.0591 per minute from January 1, 2013; and to NIS 0.0555 from January 1, 2014;

·
the maximum interconnect tariff payable by a cellular operator for sending an SMS message to another cellular network was reduced from the previous tariff of NIS 0.0285 to NIS 0.0016 from January 1, 2011; to NIS 0.0015 from January 1, 2012; to NIS 0.0014 from January 1, 2013; and to NIS 0.0013 from January 1, 2014;

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 29 – Regulation and Legislation (cont'd)

1.          (cont'd)
·
the tariffs do not include VAT and will be updated annually from January 1, 2011, based on the change in the Israeli CPI published in November of the year preceding the update date from the average annual Israeli CPI for 2009. The tariffs will also be increased by the percentage of royalties payable to the Ministry of Communications by the operator. As a result of these updates, including the increase of the royalties the Company pays to the MOC, the current maximum interconnect tariffs are NIS 0.0728 per minute for the completion of a call on another cellular network and NIS 0.0017 for a completion of an SMS message to another cellular network.

This reduction is expected to have a material adverse effect on the Company's results of operation. Such adverse effects include both the direct effect of the tariff reduction and indirect effects (such as fewer calls being made as subscribers switch to landline and callback alternatives). The Company has taken and intends to continue to take measures in order to mitigate as much as possible the expected adverse effects of such reduction, through revenue enhancement as well as cost reduction measures, but cannot offer any assurance that these measures will be successful. The Company believes that the MOC's decision to amend the regulations in September 2010 is mistaken and unlawful and in November 2010, the Company has filed a petition with the Israeli Supreme Court to annual the decision. Pelephone and Partner, have also filed similar petitions. The Company cannot predict the ultimate outcome of such petition.

2.
In December 2010, the Communications Law was amended to reduce the early termination fees in pricing plans that include a commitment to a predefined period.  In accordance with the amendment, as of February 1, 2011, early termination fees are calculated based on the subscriber's average monthly bill, resulting in a negligible fee. The reduced early termination fees apply to customers with less than a certain amount of phone lines. The reduction applies to existing as well as new calling plans.

3.
In December 2010, the Communication Law was amended to allow national roaming for new operators and Mirs Communications Ltd. ("Mirs"), one of the existing four cellular companies. Following the amendment, if a new operator or Mirs and the hosting operator have not reached an agreement as to the terms of the service (including the consideration), for any reason, until the service is to commence (after certain criteria is met) the service will be provided for the then prevailing interconnect tariff (in case of a call and for data services - 65% of the interconnect tariff per 1 mega) and subsequently (but no later than February 1, 2012) shall be determined by the Ministry of Communications with the consent of the Minster of Finance and applied retroactively. Additional UMTS operators and unfavorable terms and consideration for the service (such as equal or based on the interconnect tariff), may result in material adverse effect on the Company's results of operations.

4.
In July 2009, the Communications Law was amended to include an MVNO license. In January 2010, the regulations necessary for the grant of an MVNO license were promulgated. As of the balance sheet date the Ministry of Communications granted seven MVNO licenses one of which was returned. Under the Communications Law, in the event that a MVNO and the cellular operator, will not have reached an agreement as to the provision of service by way of MVNO within six months from the date the MVNO has approached the cellular operator, and if the Ministry of Communications together with the Ministry of  Finance determine that the failure to reach an agreement is due to unreasonable conditions imposed by the cellular operator, the Ministry of Communications may intervene in the terms of the agreement, including by setting the price of the service. The operation of MVNO operators in the cellular

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 29 – Regulation and Legislation (cont'd)

market and unfavorable terms and consideration for the service (such as equal or based on the interconnect tariff), may result in material adverse effect on the Company's results of operations.

5.
In December 2010, the Communication Law was amended to prevent any limitation on the usage of any internet service or application, including though differentiating pricing, (network neutrality). In addition, the Ministry of Communications published a hearing regarding VoC license, which among others, notes the Ministry of Communications' intention to require cellular operators to offer "data only" service, at a price not exceeding current data only subscription (such as for modem), including at lower speed rates. Such requirements may adversely affect the Company's results of operations.

6.
National Zoning Plan 36 includes guidelines for constructing cell sites in order to provide cellular broadcasting and reception communications coverage throughout Israel, while preventing radiation hazards and minimizing damage to the environment and landscape. However, National Zoning Plan 36 is in the process of being revised. Current proposed changes will impose additional restrictions and requirements on the construction and operation of cell sites. In June 2010, the proposed changes were approved by the National Council for Planning and Building and submitted for the approval of the Government of Israel. If the proposed changes are approved by the Israeli Government they will harm the Company's ability to construct new cell sites, make the process of obtaining building permits for the construction and operation of cell sites more cumbersome and costly, could  adversely affect the Company's existing network  and may delay the future deployment of the its network.

7.
In March 2010 the Israeli Ministry of Interior Affairs submitted a draft regulation setting substantial limitations on the ability to construct radio access devices based on the exemption from obtaining a building permit, for the approval of the Economy Committee of the Israeli Parliament. The proposed limitations will render the construction of radio access devices based on the exemption  practically impossible. In September 2010, the Israeli Supreme Court issued an interim order prohibiting further construction of radio access devices in cellular networks in reliance on the exemption (requested in two petitions filed in July 2008 and June 2009). The interim order, which was issued pursuant to the Israeli Attorney General's request, will be in effect until the enactment of the proposed regulations or other decision by the court. The order will not apply to the replacement of existing radio access devices under certain conditions.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 30 - Related Parties

A.           Balance sheet

	December 31
	2009	2010
	NIS millions	NIS millions
Current assets	3	1
Current liabilities	7	5
Long-term liability – debentures	286	267

B.	Transactions with related and interested parties executed in the ordinary course of business at regular commercial terms:

	Year ended December 31
	2008	2009	2010
	NIS millions	NIS millions	NIS millions
Income:

Revenues from services	14	32	33

Expenses:

Cost of revenue	61	77	74
Other	15	16	8

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

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 30 - Related Parties (cont'd)

C.           Key management personnel compensation (including directors) – (cont'd)

Executive officers also participate in the Company’s share option program (see note 17 regarding share-based payments).
Key management personnel compensation (including directors) comprised:

	Year ended December 31
	2008	2009	2010
	NIS millions	NIS millions	NIS millions

Short-term employee benefits	6	5	6
Share-based payments	10	-	-

	16	5	6

D.	An agreement with DIC

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

In July 2007, the Company entered into an agreement with Netvision 013 Barak ("Netvision") pursuant to which Netvision will provide the Company with interconnect and roaming services. In January 2011, the agreement was amended and extended. In 2010, Netvision provided the Company interconnect and roaming services in the amount of NIS 56 million.  The agreement is renewable once a year until the end of 2013.

Note 31 - Business combination

In April 2010, the Company concluded the purchase of one of its dealers' operation for NIS 108 million paid in cash. The acquisition had the following effect on the Company’s assets and liabilities on acquisition date:

	Pre-acquisition	Recognized values
	Carrying amounts	on acquisition
	NIS millions	NIS millions
Fixed assets	6	6
Intangible assets	-	25
Net identifiable assets and liabilities	6	31

Goodwill on acquisition		77
Cost of business combination		108

Consideration paid in cash		108
Cash acquired		-
Net cash outflow		108

The intangible assets identified in the business combination are amortized over a period of 5 – 6 years.
This acquisition did not have a significant effect on the Company’s results of operation during the year.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated  Financial Statements

Note 32 – Subsequent event

Recently, a regulatory change was made allowing cellular operators to hold ILD's subject to structural separation of the long distance operation from the cellular operator's operation, and subject to the fulfillment of certain conditions, even without such structural separation.

In light of this regulatory change, on March 13, 2011, subsequent to the reporting date the Company approached Netvision Ltd., or Netvision, an Israeli International Landline Operator, or ILD,  providing Internet, land line and international voice services, with a proposal to negotiate a merger between the Company's subsidiary and Netvision. Netvision is affiliated to the Company and controlled by the IDB group.  The proposed merger contemplates the purchase by the Company of all of Netvision's outstanding share capital for cash consideration, based on its share capital's estimated value of NIS 1.5 billion, subject to customary adjustments, as a result of which Netvision would become a wholly owned subsidiary of the Company. The merger proposal is subject to, among other things, negotiating and finalizing terms of definitive agreements covering the transaction, further due diligence by the Company, independent valuation and receipt of fairness opinions in respect of the consideration to be offered, and approval by both companies' audit committees and boards of directors.  If a definitive agreement is reached, closing would be subject, among other things, to approval of the shareholders of both companies by a majority of shareholders not affiliated with IDB, approvals of the authorized bodies of both companies' controlling shareholders and the requisite regulatory approvals. Netvision has not responded yet to the Company's proposal and the Company can provide no assurances that it will enter into any transaction.  If an agreement is reached, the Company intends to fund the purchase price, in whole or in part, with new debt financing arrangements.