Form 20-F
period 2011-12-31
Cellcom Israel Ltd.
filed 2012-03-07
CIK 1385145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report....................................

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

As of December 31, 2011, the Registrant had outstanding 99,481,487 Ordinary Shares, par value NIS 0.01 per share.

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

Large accelerated filer [X]	Accelerated filer [ ]	Non-accelerated filer [ ]

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

Presentation of Financial and Share Information

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Until and including our financial statements for the year ended December 31, 2007, we prepared our consolidated financial statements in accordance with Israeli GAAP. Following the Company’s adoption of IFRS, as issued by the IASB, the Company is no longer required to reconcile its financial statements prepared in accordance with IFRS to U.S. GAAP.
Unless we indicate otherwise, U.S. dollar translations of the NIS amounts presented in this annual report are translated for the convenience of the reader using the rate of NIS 3.821 to $1.00, the representative rate of exchange as of December 31, 2011 as published by the Bank of Israel. The translation is for the convenience of the reader only, and it does not represent the fair value of the translated assets and liabilities.

Trademarks

We have proprietary rights to trademarks used in this annual report which are important to our business. We have omitted the “®” and “™” designations for certain trademarks, but nonetheless reserve all rights to them.  Each trademark, trade name or service mark of any other company appearing in this annual report belongs to its respective holder.

Industry and Market Data

This annual report contains information about our market share, market position and industry data.  Unless otherwise indicated, this statistical and other market information is based on statistics prepared by the Ministry of Communications of Israel, the Ministry of Finance of Israel, the Central Bureau of Statistics of Israel, the Bank of Israel, Merill Lynch, , Brandman Research (survey institute), Strategy Analytics and Geocartography Group (survey institute). Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed.  We have not independently verified the accuracy of market data and industry forecasts contained in this annual report that were taken or derived from these industry publications.

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

The selected data presented below under the captions “Income Statement Data,” and “Balance Sheet Data” for, and as of the end of, each of the years in the five-year period ended December 31, 2011, are derived from the consolidated financial statements of Cellcom Israel Ltd. and subsidiaries, which financial statements have been audited by Somekh Chaikin, an independent registered public accounting firm and a member firm of KPMG International. The consolidated financial statements as of  December 31, 2009, 2010 and 2011, and for each of the years in the three-year period ended December 31, 2011, and the report thereon, are included elsewhere in this annual report. The selected data should be read in conjunction with the consolidated financial statements, the related notes, and the independent registered public accounting firm’s report and the convenience translation of the consolidated financial statements as of and for the year ended December 31, 2011 into U.S. dollars solely for the convenience of the reader.

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

On August 31, 2011, we completed the acquisition of 100% of the share capital of Netvision Ltd., or Netvision. Therefore, the consolidated results for the year ended December 31, 2011, included elsewhere in this annual report, include Netvision’s results for the months of September through December 2011 only.

The information presented below under the caption “Other Data” contains information that part of it is not derived from the financial statements.

For your convenience, the following tables also contain U.S. dollar translations of the NIS amounts presented at December 31, 2011, translated using the rate of NIS 3.821 to $1.00, the representative rate of exchange on December 31, 2011 as published by the Bank of Israel.

	Year Ended December 31,
	2007	2008	2009	2010	2011(1)	2011(1)
	(In NIS millions, except per share data)					(In US$ millions)
Income Statement Data:

Revenues	6,050	6,417	6,483	6,662	6,506	1,703
Cost of revenues	3,315	3,396	3,333	3,322	3,408	892
Selling and marketing expenses	685	701	716	756	990	259
General and administrative expenses	653	659	660	641	685	179
Other (income) expenses, net	3	(29)	6	5	1	-
Operating income	1,394	1,690	1,768	1,938	1,422	373
Financing expense, net	(147)	(310)	(219)	(230)	(293)	(77)
Income tax	328	391	367	417	304	80
Net income	919	989	1,182	1,291	825	216
Basic earnings per share	9.42	10.12	12.01	13.04	8.28	2.17
Diluted earnings per share	9.34	9.96	11.90	12.98	8.28	2.17
Weighted average ordinary shares used in calculation of basic earnings per share	97,500,000	97,721,339	98,432,757	98,979,544	99,476,671
Weighted average ordinary shares used in calculation of diluted earnings per share	98,441,260	99,279,924	99,306,714	99,480,791	99,511,433

Other Data:
EBITDA(2)	2,187	2,482	2,529	2,667	2,167	567
Capital expenditures	651	633	663	735	520	136
Dividends declared per share	13.90	11.23	11.91	13.85	7.88	2.06
Net cash provided by operating activities	1,820	1,745	2,080	2,380	1,332	349
Net cash used in investing activities	(560)	(528)	(774)	(889)	(1,656)	(433)
Net cash provided by (used in) financing activities	(405)	(1,853)	(678)	(1,861)	715	187
Cellular Subscribers (in thousands)(3)	3,073	3,187	3,292	3,394	3,349
Cellular Period churn rate(4)	16.3%	18.9%	19.6%	20.5%	25.1%
Cellular ARPU (in NIS)(5)	150	149	144	144	106	27.7

Balance Sheet Data:

Cash	911	275	903	533	920	241
Working capital	716	461	1,254	924	679	178
Total assets	6,294	5,488	6,379	5,996	8,557	2,239
Total equity	881	390	374	341	187	49

(1)
The consolidated financial results for the year 2011 include the results of Netvision Ltd., or Netvision, our recently acquired wholly owned subsidiary, for the months September through December 2011. We consummated the acquisition of Netvision on August 31, 2011. For further details regarding the Netvision acquisition, see Item 4. A – “Significant Developments during 2011”. For further details regarding the effect of Netvision’s financial results on our consolidated financial results, see Item 5. A - “Operating and Financial Review and Prospects”.

(2)
EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net; income tax; depreciation and amortization; share based payments.  We present EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our significant debt), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) the age of, and depreciation expenses associated with fixed assets.  EBITDA should not be considered in isolation or as a substitute for operating income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of our profitability or liquidity.  EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses.  In addition, EBITDA, as presented in this annual report, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

The following is a reconciliation of net income to EBITDA:

	Year Ended December 31,
	2007	2008	2009	2010	2011	2011
	(In NIS millions)					(In US$ millions)

Net income	919	989	1,182	1,291	825	216
Financing expense (income), net	147	310	219	230	293	77
Other expenses (income), net	3	(29)	6	5	1	-
Income taxes	328	391	367	417	304	80
Depreciation and amortization	790	821	755	724	738	193
Share based payments	-	-	-	-	6	1
EBITDA	2,187	2,482	2,529	2,667	2,167	567

(3)
Cellular subscriber data refers to active subscribers.  We use a six-month method of calculating our cellular subscriber base, which means that we deduct subscribers from our subscriber base after six months of no revenue generation or activity on our network by or in relation to both the post-paid and pre-paid subscriber.  The six-month method is, to the best of our knowledge, consistent with the methodology used by other cellular providers in Israel. During the fourth quarter of 2011, we have removed approximately 52,000 subscribers from our subscribers base, following the shutdown of our TDMA network as of December 31, 2011, since such subscribers have not requested a transfer to our other networks as of that date, and following a change to our previous policy which allowed subscribers to change from post to prepaid subscription as a result of the reduction of Early Termination Fees in the cellular market in early 2011, as we found this change to be futile since most of these subscribers ceased using our services. These changes affected other key performance indicators. We have not restated prior subscriber data to conform with these changes.

(4)
Churn rate is defined as the total number of voluntary and involuntary permanent deactivations of cellular subscribers in a given period expressed as a percentage of the number of cellular subscribers at the beginning of the period.  Involuntary permanent deactivations relate to cellular subscribers who have failed to pay their arrears for the period of six consecutive months.  Voluntary permanent deactivations relate to cellular subscribers who terminated their use of our cellular services.

(5)
Average monthly revenue per cellular subscriber (ARPU) is calculated by dividing revenues from cellular services for the period by the average number of cellular subscribers during the period and by dividing the result by the number of months in the period.  Revenues from inbound roaming services are included even though the number of cellular subscribers in the equation does not include the users of those roaming services.  Inbound roaming services are included because ARPU is meant to capture all service revenues generated by a cellular network, including roaming services.  Revenues from sales of extended warranties are included because they represent recurring revenues generated by cellular subscribers, but revenues from sales of handsets, repair services and other  services are not.  We and industry analysts treat ARPU as a key performance indicator of a cellular operator because it is the closest meaningful measure of the contribution to service revenues made by an average subscriber.

We have set out below the calculation of ARPU for each of the periods presented:

	Year Ended December 31,
	2007	2008	2009	2010	2011	2011
	(In NIS millions, except number of subscribers and months)					(In US$ millions)
Revenues	6,050	6,417	6,483	6,662	6,506	1,703
less revenues from equipment sales	635	745	751	802	1,747	457
less other revenues*	93	135	162	124	484	127
Revenues used in cellular ARPU calculation	5,322	5,537	5,570	5,736	4,275	1,119

Average number of cellular subscribers	2,955,855	3,105,022	3,215,492	3,322,891	3,361,803	3,361,803
Months during period	12	12	12	12	12	12
Cellular ARPU (in NIS, per month)	150	149	144	144	106	28
*	Other revenues include revenues from repair services and other communication services such as ISP, transmission services and local and international landline services.

Exchange Rate Information

The following table shows, for each of the months indicated, the high and low exchange rates between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:

Month	High (NIS)	Low (NIS)
September 2011	3.725	3.574
October 2011	3.763	3.602
November 2011	3.800	3.650
December 2011	3.821	3.727
January 2012	3.854	3.733
February 2012	3.803	3.700

On March 2, 2012 the daily representative rate of exchange between the NIS and U.S. dollar as published by the Bank of Israel was NIS 3.791 to $1.00.

The following table shows, for periods indicated, the average exchange rate between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar, calculated based on the average of the representative rates of exchange on the last day of each month during the relevant period as published by the Bank of Israel:

Year	Average (NIS)
2007	4.085
2008	3.568
2009	3.927
2010	3.732
2011	3.582

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

A substantial part of our operations is subject to the Israeli Communications Law, 1982, the Israeli Wireless Telegraph Ordinance (New Version), 1972, the regulations promulgated thereunder and the licenses for the provision of different telecommunications services that we received from the Ministry of Communications in accordance with the Communications Law.  The interpretation and implementation of the Communications Law, Wireless Telegraph Ordinance and regulations and the provisions of our general licenses, as well as our other licenses, are not certain and disagreements have arisen and may arise in the future between the Ministry of Communications and us. The Communications Law and regulations thereunder grant the Ministry of Communications extensive regulatory and supervisory authority with regard to our activities, as well as the authority to impose substantial sanctions in the event of a breach of our licenses or the applicable laws and regulations. In January 2012, a bill proposing to set gradually increasing financial sanctions on communication operators, for breach of their licenses, the amount  of which will be calculated as a percentage of the operator’s income and based on the gravity of the breach, passed a preliminary legislative stage in the Israeli Parliament. Such bill, if adopted,  is expected to substantially increase the Ministry of Communications’ usage of such sanctions. Substantial sanctions would negatively affect our results of operations and reputation.  Further, in the event that we materially violate the terms of our licenses, the Ministry of Communications has the authority to revoke them.

Our operations are subject to the regulatory and supervisory authority of other Israeli regulators which also includes the authority to impose criminal and administrative sanctions against us including, among others, the Ministry of Environmental Protection;  the Anti Trust Commissionaire; the Ministry of Justice and the Law, Information and Technology Authority at the Ministry of Justice - in charge of issues such as data bases and privacy protection; the Ministry of Industry and Commerce (including the Fair Trade Authority) in charge of labor and consumer protection. We have witnessed increased activity by some of these regulators in recent years and expect this trend to continue. Substantial sanctions by any of these regulators would negatively affect our results of operations and our reputation. Increased supervision and regulation of our activities could limit our freedom to conduct our business and harm our results of operations.

Our general cellular license is valid until February 2022. It may be extended for additional six-year periods upon our request to the Ministry of Communications and confirmation from the Ministry of Communications that we have complied with the provisions of our license and the applicable law, have continuously invested in the improvement of our service and network and have demonstrated the ability to do so in the future. Netvision’s Internet Service Provider, or ISP license and International Long Distance, or ILD license, are valid until April 2012 and May 2025, respectively and may be extended for additional five and eight year periods, respectively, on terms similar to those provided in our cellular license. Our other licenses are also limited in time.  Our licenses may not be extended when necessary, or, if extended, the extensions may be granted on terms that are not favorable to us.  In addition, the Ministry of Communications has modified and may modify our licenses without our consent and in a manner that could limit our freedom to conduct our business and harm our results of operations. Possible changes to our licenses and legislation which would require us to change our pricing plans and information systems frequently or on a timetable we cannot meet, can increase the risk of noncompliance with our licenses or violation of such legislation and our exposure to lawsuits and regulatory sanctions.

Further, our business and results of operations could be materially and adversely affected by new legislation and decisions by our regulators that:

·
reduce tariffs, including roaming tariffs, or otherwise intervene in the pricing policies for our products and services, including by: completely annulling early termination fees in cellular pricing plans which include a commitment to a predefined period, or Early Termination Fees, intervening in pricing of bundles of services, intervening in our ability to offer airtime rebates or refunds for end user equipment, or the scope thereof, requiring us to offer a “limited credit” service to our post-paid customers, by requiring us to offer “data only” services and intervening in pricing and terms of such services, or by prohibiting subscription fees for certain services. The reduction of interconnect tariffs that came into force in January 1, 2011, and the reduction of Early Termination Fees in cellular pricing plans to a negligible amount as of February 1, 2011, had a material adverse effect on our results of operations and are expected to continue to adversely affect our results of operations in the future. See “Item 4. Information on the Company – B. Business Overview – Government Regulations – Tariff Supervision” and “Item 4. Information on The Company – B. Business Overview – Netvision”. for additional details;

·
set unfavorable national roaming tariffs or Mobile Virtual Network Operator, or MVNO, hosting tariffs or tariffs that are lower than the tariffs that we would otherwise be willing to offer. According to the Telecommunication Law, the MOC is required to set the national roaming tariffs until February 1, 2012, however, to date, no such tariffs were set yet. See “Item 4. Information on the Company – B. Business Overview - Government Regulations - Additional UMTS Operators”;

·
increase the number of competitors in the cellular market, including by awarding cellular licenses  to additional  MVNOs, and licenses for the use of our network by competing technologies, such as Voice over Broadband over Cellular, or VoC; awarding new competitors certain benefits and leniencies not available to existing cellular operators, including through requiring us to allow usage of our network by such competitors and on unfavorable terms to us; limit our ability to compete, including by limiting our ability to develop our network and by preferring new and/or small competitors in the allocation of frequencies, including those designated to the 4G of cellular services. See “Item 4. Information on the Company – B. Business Overview” under “Competition” and under “Government Regulations – Mobile Virtual Network Operator” and “- Additional UMTS Operators” for additional details;

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

·	impose restrictions on the provision of cellular internet services, including by providing customers their choice of ISP;

·	limit or otherwise intervene with the services or products that we may sell;

·	set higher service standards; or

·
impose a stricter policy with respect to privacy protection, such as with regard to data protection, collection, amelioration or usage of data for marketing activities. An initial proposal of the Information and Technology Authority regarding cellular operators recently received, proposes imposing strict limitations on such collection and usage, including the requirement to receive a positive consent of the customer to do so (other than with regards to basic data); or

·
impose structural or operational separation between our and Netvision’s operations (partial or full) or between the different services within each company - see “Item 4. Information on the Company – B. Business Overview - Government Regulations – Long Distance Services;  or set unfavorable regulation regarding the wireline wholesale market - see “Item 4. Information on The Company – B. Business Overview – Competition”.

See “Item 4. Information on the Company – B – Business Overview – Government Regulations ― Our Principal License” and “Other Licenses”.

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

We have experienced difficulties in obtaining some of these consents and permits, particularly in obtaining building permits for cell sites from local planning and building authorities. As of December 31, 2011, we operated a small portion of our cell sites without building permits or applicable exemptions. Although we are in the process of seeking to obtain building permits or to modify our cell sites in order to satisfy applicable exemptions, we may not be able to obtain all the necessary permits or make the necessary modifications.

Approximately 32% of our cell sites operate without building permits in reliance on an exemption from the requirement to obtain a building permit, mainly for radio access devices. Our reliance on the exemption for radio access devices had been challenged and is currently awaiting ruling by the Israeli Supreme Court. Under an interim order issued by the Supreme Court in September 2010, we are unable to further construct radio access devices in cellular networks in reliance on the exemption, until regulations limiting our reliance on the exemption are enacted or a different decision by the court is made. A further decision of the Supreme Court in February 2011, states that the order will not apply to the replacement of existing radio access devices under certain conditions.

Additionally, in November 2008, the District Court of Central Region, in its capacity as court of appeals, ruled that the exemption does not apply to radio access devices, if the rooftop, on which those devices are located, is at the same level as a residence or other building that is regularly frequented by people.

Following the Attorney General’s conclusion that the application of the exemption does not balance properly the different interests involved and therefore cannot continue unchanged, the Israeli Minister of Interior Affairs submitted draft regulations for approval by the Economy Committee of the Israeli Parliament in March 2010. The draft regulations include significant limitations on the ability to construct radio access devices based on the exemption, which will render the construction of radio access devices based on the exemption practically impossible.

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

An annulment of or inability to rely on or substantial limitation of the exemption could adversely affect our existing networks and networks build-out, particularly given the objection of some local planning and building authorities to grant due permits where required. This could have a negative impact on our ability to obtain environmental permits for these sites, and could negatively affect our ability to continue to market our products and services effectively. This may have a material adverse effect on our results of operations and financial condition. See “Item 4. Information on the Company – B.  Business Overview - Government Regulations— Permits for Cell Site Construction” for additional details regarding the exemption.

Operation of a cell site or other facility without a building permit or not in accordance with the permit or other legal requirements may result in the issuance of a demolition order for the cell site or other facility or the bringing of criminal charges against us and our officers and directors. Certain of our cell sites have been subject to demolition orders. In addition, criminal charges have been brought against us and our officers and directors in connection with cell sites that were alleged to have been constructed or used without the required permits or not in accordance with the permits granted. As of December 31, 2011, 18 criminal and administrative proceedings are outstanding; a demolition order has been granted with respect to three cell sites while the remaining 15 proceedings are pending further litigation.

Pursuant to the Israeli Non-Ionizing Radiation Law, 2006, the granting or renewal of an operating permit by the Commissioner of Environmental Radiation at the Ministry of Environmental Protection of Israel for a cell site or other facility is subject to the receipt of a building permit or the facility being exempt from the requirement to obtain a building permit. Should we fail to obtain building permits for our cell sites or other facilities, including in the event that our reliance upon an exemption from the requirement to obtain building permits for these cell sites and other facilities is found invalid, the Commissioner of Environmental Radiation at the Ministry of Environmental Protection will not grant or renew our operating permits for those cell sites and other facilities. Since October 2007, the Commissioner of Environmental Protection took the position that he will not grant or renew operating permits to radio access devices, where the local planning and building committee’s engineer objected to our reliance upon the said exemption for radio access devices. For reasons not related to radiation hazards, we have not received environmental permits for a few cell sites, primarily due to building and planning issues, such as objections by local planning and building committee’s engineers to our reliance on the exemption from obtaining building permits for radio access devices. Operating a cell site or a facility without an operating permit could subject us and our officers and directors to criminal, administrative and civil liability.

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

Should any of our officers or directors be found guilty of an offence, although this has not occurred to date, they may face monetary penalties and a term of imprisonment.  Our cell sites may be the subject of demolition orders, we may be required to relocate cell sites to less favorable locations or stop operation of cell sites, which could negatively affect the extent, quality and capacity of our network coverage, all of which may have a material adverse effect on our results of operations and financial condition.

Certain proposed amendments to the Non-Ionizing Radiation Law and Regulations which have passed the preliminary stages of enactment, propose setting additional restrictions in relation to the operation of cell sites and other facilities, such as setting larger distance requirements between cell sites locations and residences or certain institutions). If such changes are subsequently adopted, they will, among other things, limit our ability to construct new cell sites (and if applied to existing cell sites, they will also limit our ability to renew operating permits for many of our existing cell sites), adversely affect our existing networks and networks build out, specifically in urban areas, and could adversely affect our results of operations. See “Item 4. Information on the Company – B.  Business Overview - Government Regulations— Permits for Cell Site Construction” for an additional amendment proposing to cancel the requirement to obtain the Minister of Communications’ approval to the Non-Ionizing Radiation Regulations, where such regulations may have a substantial and direct effect on the monetary burden imposed on the communication market.

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

Several local planning and building authorities are claiming that Israeli cellular operators may not receive building permits, in reliance on the current Plan, for cell sites operating in frequencies not specifically detailed in the frequencies charts attached to the Plan. In a number of cases, these authorities have refused to provide a building permit for such new cell sites, arguing that the Plan does not apply to such cell sites and that building permits for such cell sites should be sought through other processes (which are longer and cumbersome), such as an application for extraordinary usage or under existing local specific zoning plans. Since June 2002, following the approval of the Plan, building permits for our cell sites (where required) have been issued in reliance on the Plan. The current proposed draft amendment to the Plan covers all new cell sites requiring a building permit, independently of the frequencies in which they operate. Most of our cell sites and many cell sites operated by other operators operate in frequencies not specifically detailed in the Plan.

If we are unable to obtain or rely on exemptions from obtaining or to renew building or other consents and permits for our existing cell sites or other facilities, we will be required to demolish or relocate these cell sites and facilities. Our inability to relocate sites or other facilities in a timely manner or to construct and operate new sites or other facilities (if we are unable to obtain the necessary consents and permits or rely on the exemption from the requirement to obtain a building permit), could adversely affect our existing network, result in the loss of subscribers, prevent us from meeting the network coverage and quality requirements contained in our license (which may lead to its revocation) and adversely impact our network build-out, all of which may have a material adverse effect on our results of operations and financial condition.

In July 2011, an inter-ministry team of the Ministries of Communications, Finance, Interior, Environmental Protection and the Anti-Trust Commissionaire, published its recommendations regarding cell site sharing. The recommendations include compulsory cell sites sharing in the construction of new cell sites or for modification to existing cell sites which require a building permit (the Ministry of Communications may exempt sharing for reasons related to technological or engineering difficulties), while providing preference and leniencies to the new UMTS operators, as well as the reduction of the existing non shared cell sites quantity. These recommendations or similar recommendations, if enacted, will further burden the construction of new cell sites and modifications to existing cell sites, and may adversely affect our existing cellular network, the network build-out and our results of operations.

We may be required to indemnify certain local planning and building committees in respect of claims against them.

Under the Israeli Planning and Building Law, 1965, by approving a building plan, local planning and building committees may be held liable to compensate for depreciation of properties included in or neighboring the approved plan.

In January 2006, the law was amended to require an applicant, as a precondition to obtaining a cell site construction permit from a planning and building committee, to provide a letter to the committee indemnifying it for possible depreciation claims.  As of December 31, 2011, we have provided approximately 340 indemnification letters to local planning and building committees. Calls upon our indemnification letters may have a material adverse effect on our financial condition and results of operations. We may also decide to demolish or relocate existing cell sites to less favorable locations and to construct new cell sites in alternative, less suitable locations or not at all, due to the obligation to provide indemnification.  As a result, our existing service may be impaired or the expansion of our network coverage could be limited.

In addition, local planning and building committees have sought to join cellular operators, including us, as defendants in depreciation claims made against them even though indemnification letters were not provided.  We have been joined as defendants in a small number of cases.

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

Handsets, accessories and various types of cell sites are known to be sources of non-ionizing radiation emissions and are the subject of a public debate and growing concern in Israel. While, to the best of our knowledge, the handsets that we market comply with the applicable legislation that relate to acceptable “specific absorption rate,” or SAR, levels, we rely on the SAR levels published by the manufacturers of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers’ approvals refer to a prototype handset, we have no information as to the actual level of SAR of the handsets throughout the lifecycle of the handsets, including in the case of handset repair. See also “Item 4. Information on the Company – B. Business Overview - Government Regulations - Handsets”. In July 2008, the Israeli Ministry of Health published recommendations to take precautionary measures when using cellular handsets, which has increased the concerns of the Israeli public. In May 2011, the International Agency for Research on Cancer, an agency of the World Health Organization, or WHO, issued a press release classifying radiofrequency electromagnetic fields as possibly carcinogenic to humans (Group 2B), based on an increased risk for glioma, a malignant type of brain cancer, associated with wireless phone use.  In June 2011, the WHO publication noted that to date, no adverse health effects have been established as being caused by mobile phone use and while an increased risk of brain tumors is not established, the increasing use of mobile phones and the lack of data for mobile phone use over time periods longer than 15 years warrant further research of mobile phone use and brain cancer risk, particularly given recent popular use by younger people with potentially longer periods of exposure. Several bills, aimed at increasing awareness of the possible risks of cellular phones usage, reducing usage thereof and introducing precautionary measures are awaiting deliberation by the Israeli Parliament.

Health concerns regarding cell sites have already caused us difficulties in obtaining permits for cell site construction and obtaining or renewing leases for cell sites and even resulted in unlawful sabotage of a small number of cell sites and have further prompted legislation aimed at increasing the minimum distance permitted between cell sites and certain institutions. See “We may not be able to obtain permits to construct and operate cell sites” above for additional details. In July 2009, the Ministries of Interior Affairs and Environmental Protection adopted a position (as part of the recommendations made by an inter-ministry committee established to examine the appropriateness of future application of the exemption from obtaining building permits for radio access devices) that, with respect to radiation safety, cell sites constructed pursuant to a building permit are preferable to radio access devices and that utilizing a cellular network to provide advanced services which can be provided through a landline network,  is unjustified in light of the preventive care principle set forth in the Israeli Non-Ionizing Radiation Law. Further,  in November 2011, in response to a petition to hold a public debate regarding 4G service in Israel and prevent 4G spectrum allocation until such debate is held, the State of Israel informed the Supreme Court, hearing the petition, that it is conducting an inter-Ministry (including the Ministries of Communications, Interior Affairs, Justice, Health and Environmental Protection) examination of the various aspects of  the provision of 4G services in Israel to be followed by a public hearing. The State also informed the Supreme Court that such examination shall not prevent implementation of governmental procedures necessary for the provision of 4G services in Israel, provided that no irreversible steps or steps creating third party reliance upon them,  shall be taken.

If health concerns regarding non-ionizing radiation increase further, or if adverse findings in studies of non-ionizing radiation are published or if non-ionizing radiation levels are found to be higher than the standards set for handsets and cell sites, consumers may be discouraged from using cellular handsets and regulators may impose additional restrictions on the construction and operation of cell sites or handset usage. As a result, we may experience increased difficulty in constructing and operating cell sites and obtaining leases for new cell site locations or renewing leases for existing locations (although so far, in total we have experienced renewal problems with approximately 7% of our cell site leases each year); we may be exposed to property depreciation claims; we may lose revenues due to decreasing usage of our services; we may be subject to increased regulatory costs; and we may be subject to health-related claims for substantial sums. We have not obtained insurance for these potential claims. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information – Legal Proceedings—Purported class actions” for additional details on three purported class actions filed against us in that respect, and an additional purported class action filed against us for not obtaining such insurance. An adverse outcome or settlement of any health-related litigation against us or any other provider of cellular services could have a material adverse effect on our results of operations, financial condition or prospects.

We face intense competition in all aspects of our business

The Israeli cellular telephone market is highly competitive. We compete for subscribers with three other established cellular operators and as of December 2011, with one additional MVNO operator – Rami Levy Hashikma Communications Marketing Ltd., or Rami Levy. While we enjoy the largest market share, estimated to be 33.6% as of December 31, 2011, two of our competitors, Partner and Pelephone, enjoy estimated market shares of 31.9% and 29.6% respectively, with MIRS Motorola Communications Ltd., or MIRS, estimated to have a market share of 4.8% and Rami Levy with less than 1%. The current competitive pressure in the Israeli cellular market results primarily from the highly penetrated state of the market.  See also “Item 4. Information on the Company - B. Business Overview - The Telecommunications Industry in Israel”. This means that market growth is limited and cellular operators compete intensely to retain their own subscribers and attract those of their competitors. The competition in our market has intensified following various regulatory and other changes in the market, specifically the compulsory reduction of Early Termination Fees to a negligible amount in the cellular market as of February 1, 2011, as it eliminated the transfer barrier between operators and led to the offering of packages at lower average revenue per minute, which resulted in accelerated price erosion,  materially increased churn rate, and increased subscriber acquisition and retention costs due to materially increased gross recruitment of subscribers. The competition was also impacted by the expected entry of additional competitors, which benefit from the reduction of interconnect tariffs as well as the reduction of Early Termination Fees. Further, competition also increased  following relaxation of regulatory restrictions on the ability to consummate acquisitions in the Israeli communications market, as cellular operators become part of communications groups in the Israeli communication market (as detailed below), enabling the offering of bundles of services, which entails ongoing price erosion. The annulment of Early Termination Fees in the other communications markets in November 2011, has also contributed to the increased competition in other communications services, increased churn rate and gross recruitment of subscribers and price erosion. These trends are expected to continue to affect the communications market and the level of competition. Any of the following developments in our market is expected to increase competition further and the increasing competition may result in a material increase in churn rate, loss of market share, increased subscriber acquisition and retention costs, further price erosion and ultimately reduced profitability for us:

·
the launch of a UMTS network by Mirs and Golan Telecom Ltd., or Golan and additional MVNO operators commencing operations could increase competition and thus may have a material adverse effect on our revenues. Mirs and Golan were awarded UMTS licenses in April and December 2011, respectively, and were awarded certain leniencies in the deployment of their networks, including the usage of national roaming (both have signed national roaming agreements - Golan with us and Mirs with Pelephone). Mirs is expected to launch its UMTS network during the first half of 2012 and Golan during the second half of 2012. To date nine entities were granted MVNO licenses (of which five have entered into hosting agreements (including Rami Levy which, commenced operation in the market in December 2011) the others are expected to commence operations in 2012), and the Ministry of Communications may grant additional MVNO licenses. For additional details see “Item 4.

Information on the Company - B. Business Overview – The Communications Market in Israel - Cellular Services”. See “Item 4. Information on the Company – B. Business Overview” under “Competition” and under “Government Regulations – Mobile Virtual Network Operator” and “Additional UMTS Operators” for additional details;

·
the sale of bundles of services by operators, including cellular services, as it is expected to entail further price erosion, more so if offered by either the Bezeq or Hot groups (the only operators owning full landline infrastructure in Israel and offering internet infrastructure services to ISP operators, as well as to end-users) or the offering of services by the Bezeq and Hot groups at tariffs significantly lower than prevailing market tariffs, such as by cross subsidizing with other services in which they have the capacity to monopolize the market; in 2011 three additional communications groups were formed in the Israeli communications market, in addition to the Bezeq group: Partner-012 Smile, Cellcom–Netvision and Hot-Mirs. This change together with the regulatory changes relaxing the structural separation imposed on each of the Bezeq and Hot groups (Bezeq being the incumbent landline operator and Hot the incumbent multichannel television provider, both monopolies in their incumbent market), will allow each of the groups to offer a bundle of services, in some cases quadruple and even quintuple service bundles, to existing customers in each of their previously separated platforms as well to new customers. Bundles offerings are expected to blur boundaries among services and lead to price erosion with each of the groups having an interest not to erode the prices of its core business, but rather that of its competitors. Although Pelephone and Bezeq do not currently offer a bundle that includes both cellular and wireline services, such a bundle was already approved for the Bezeq group in 2010 under certain conditions, in relation to private customers and is currently being considered by the Ministry of Communications for business customers as well. The offering of a bundle of services, including cellular services by another group, will relax the conditions under which Bezeq may provide a similar bundle. Further, a public committee appointed by the Ministry of Communications recommended in October 2011 to annul structural limitations currently imposed on Bezeq and its subsidiaries when a wireline wholesale market of landline services is available to the other operators and to replace Bezeq’s regulated fixed tariffs with maximum tariffs. If such recommendations are adopted by the Ministry of Communications, they will allow Bezeq and its subsidiaries, including Pelephone, to offer bundles of services (other than multichannel television services) without limitation. Although the Hot group is also under structural separation limitations between its broadcasting landline, ISP and cellular services, the Ministry of Communications is currently considering to annul the structural separation limitations between Mirs and Hot, after already lifting certain limitations in 2011, allowing Hot and Mirs to sell and market each other’s services and transfer information. The Hot group was previously allowed to offer a bundle of multi-channel television, landline and  internet infrastructure services and include ISP services in a bundle of services, under certain conditions. Both Bezeq and Hot currently offer  bundles of services excluding cellular services. Bundle offerings are expected to accelerate price erosion in each of the services included. In February 2012, Hot began offering ISP services and has done so at tariffs significantly lower than prevailing market prices and Bezeq also significantly lowered its internet infrastructure services tariffs to end-users. See “Item 4. Information on The Company –B. Business Overview – The Communications Market in Israel - Communications Groups – Structural Separation”, “Competition”, “Nevision - ISP Business - Competition” and “Nevision - Telephony Business – Competition”.

·
increased usage of competing technologies, applications and services, allowing usage of our network with or without an operator, such as VoC or voice over IP, or VoIP (including applications such as Viber, WhatsApp and free SMS among iPhone holders) or other technologies, such as WiFi, more so following the increased usage of smart phones, tablets and laptops. To date, VoC services are available under two trial licenses granted by the Ministry of Communications and using VoC based software on smart phones. The Ministry of Communications has published in December  2010, a hearing in relation to VoC license, under which  cellular operators will be required to provide data only services, including at lower speed rates and price them by speed rate. Under an amendment to the Communication Law enacted in December 2010, any limitation or blocking of internet based services or applications is forbidden, including by differentiating pricing.

·
the expansion of the “Open Garden” content provision offerings, as it is  transforming the cellular operator, previously the provider of content to its subscribers, into one of many content providers competing to provide content to the operator’s own subscribers; The Open Garden international trend is facilitated by technological changes allowing high speed internet surfing and supporting handsets and the entry of international media providers and handsets manufacturers into the cellular content provision market.  Further, expansion of arrangements such as that introduced by Apple and Android, in which subscribers can purchase content only through their handset manufacturer’s store, has and is expected to continue to adversely affect our content revenues. See “Item 4. Information on the Company – B. Business Overview” under “Competition”.

·
Pursuant to an amendment to the Israeli Restrictive Trade Practices Law, 1988, if the Director General decides that the Israeli cellular market is oligopolistic,  the Director General will have the authority to give instructions to all or some of the participants in our market, in order, among others, to maintain or increase the competition level among the participants, including the authority to issue orders to remove or to ease entry or transfer barriers, to cease a participant’s activity, or otherwise regulate the activities of the market.

We could be subject to legal claims due to the inability of our information systems to fully support our pricing plans.

In order to attract and retain the maximum number of subscribers in our highly competitive market, we design specific pricing plans to suit the preferences of various subscriber groups. We require sophisticated information systems to accurately record subscriber usage pursuant to the particular terms of each subscriber’s plan as well as accurate database management and operation of a very large number of pricing plans.  From time to time, we have detected some discrepancies between certain pricing plans and the information processed by our internal information systems, such as applying an incorrect rebate or applying an incorrect tariff to a service resulting in a higher charge. We have invested substantial resources to refine and improve our information and control systems and ensure that our new pricing plans are appropriately processed by our information systems; we have also taken steps to remedy the identified discrepancies and have established reserves where the discrepancies are quantifiable. Despite our substantial investments, we may experience discrepancies in the future due to the multiplicity of our plans and the scope of the processing tasks. Further, while we invest substantial efforts in monitoring our employees and third-party distributors and dealers that market our services, it is possible that some of our employees, distributors or dealers may offer terms and make (or fail to make) representations to existing and prospective subscribers that do not fully conform to applicable law, our licenses or the terms of our pricing plans. As a result of these discrepancies, we may be subject to subscribers’ claims, including class action claims, and substantial sanctions for breach of our licenses or the applicable laws and regulations that may materially adversely affect our results of operations. Further, frequent and multiple changes to our general license and relevant legislation require ongoing changes to our operations, pricing plans and supporting information systems. Such changes increase the risk that our employees, distributors and dealers and our information systems will not fully support such changes.

We are exposed to, and currently are engaged in, a variety of legal proceedings, including class action lawsuits.

We provide services to millions of subscribers on a daily basis. As a result of the scope and magnitude of our operations we are subject to the risk of a large number of lawsuits, including class action suits by consumers and consumer organizations, with respect to billing and other practices, such as customer care practices, marketing, including mass media marketing as well as sending commercial messages to customers, collecting and data collection and usage practices, offering practices of products and services, including third parties’ products and services. These actions are costly to defend and could result in significant judgments against us. Recent years were characterized by a substantial increase in the number of requests for certification of class actions filed and approved in Israel. In December 2011, a class action was decided against us (we appealed the decision to the Supreme Court in January 2012 and the execution of the judgment was stayed until  the appeal is decided). The number of purported class actions filed against us in the last two years amounts to approximately 45% of all purported class actions filed against us since our inception, thereby increasing our legal exposure and our legal costs in defending against such suits, which as a result may materially and adversely affect our financial results. This trend is expected to continue, encouraged also by amendments to the Consumer Protection Law, stricter policy by regulators, amendments to the Communications Law such as regulating “spam” as well as the growing tendency of adopting comprehensive and burdensome regulation for the telecommunications market. Currently, we are engaged in dozens of purported class action suits as a defendant, many of which are for substantial amounts.  Should these requests to certify lawsuits against us as class actions are approved and succeed, this may have a material adverse affect on our financial results. For a summary of certain material legal proceedings against us, see “Item 8 – Financial Information - A. Consolidated Statements and Other Financial Information –Legal Proceedings”.

We employ thousands of employees and are therefore subject to the risk of employee lawsuits, including class action suits by employees. Recent years were characterized by a substantial increase in the number of employment lawsuits, as well as purported class actions, filed against employers in Israel. We have also witnessed an increase in the number of lawsuits and amount claimed from us by former employees.

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

Our ability to provide commercially viable telephone services depends upon our ability to interconnect with the telecommunications networks of landline, cellular telephone and international operators in Israel in order to complete calls between our subscribers and parties on a landline or other cellular telephone network, as well as third parties abroad. All landline, cellular telephone and international operators in Israel are required to provide interconnection to, and not to discriminate against, any other licensed telecommunications operator in Israel.  We have no control over the quality and timing of the investment and maintenance activities that are necessary for these entities to provide us with interconnection to their respective telecommunications networks. The implementation of number portability requires us to rely further on other providers, since our ability to implement number portability, provide our services and our basic ability to port numbers between operators are dependent on the manner of number portability implementation by interconnecting local operators. The failure of these or other telecommunications providers to provide reliable interconnections to us on a consistent basis could have an adverse effect on our business, financial condition or results of operations.

Our operations are dependent on complex technology and information systems

Our operations are dependent on a number of complex technological systems. The occurrence of malfunctions in such complex and ever changing and expanding systems is inevitable. A malfunction in any of our systems which severely impacts our ability to provide products and services to our customers, may result in loss of revenues to us, may adversely impact our brand perception and expose us to legal claims, all of which may adversely affect our results of operations. In December 2010 we suffered a major network malfunction, following which we decided to grant our subscribers a substantial refund and were also sued for damages in nine purported class actions for substantial amounts (eight of which were dismissed during 2011 and the ninth is still pending).

Our operations are dependant on various information systems. The unauthorized entry to or disruption of operation of these information systems, including due to cyber attacks, may result in damage to us and our customers, including due to inability to provide certain services or provide them with disruptions or inability to bill for services rendered or loss of data, all of which may expose us to legal claims and liabilities.

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

Although our articles of association contain certain provisions that are aimed at reducing the risk that holdings or transfers of our ordinary shares will contravene our license, we cannot entirely control these and other matters required by our license, the violation of which could be a basis for suspending or revoking our license.  Our other licenses and Netvision’s licenses contain similar restrictions. See also “Item 4. Information on the Company – B. Business Overview – Government Regulations ― Our Principal License” and “Other Licenses” and “Item 4. Information on The Company – B. Business Overview – Netvision”.

We may be adversely affected by the significant technological and other changes in the cellular communications industry.

The telecommunications market is known for rapid and significant technological changes and requires ongoing investments in advanced technologies in order to remain competitive. In recent years we have witnessed a growing demand for Internet, content and data through advanced third generation cellular phones, smartphones, modems, tablets and other devices using cellular data that resulted in a rapid growth of data traffic on cellular networks and required cellular operators to upgrade their networks to accord such demand.   We estimate that data traffic will grow even faster in the future and some operators have taken steps aimed at reducing data usage by their subscribers, including by transferring traffic to free alternative networks. MVNO hosting services and national roaming on our network, when materialized, would further increase such demand. Our strategy to grow and develop our Internet, content and data services has proven to be successful and contributed positively to our results of operations. To answer the growing demand for cellular data traffic, we would be required, among others, to continue our investment in upgrading both our cellular and our transmission network as well as invest in advanced technologies such as 4G cellular technologies (Long Term Evolution, or LTE), which will allow larger capacity and higher data speed rates. Although we have completed a substantial portion of our networks upgrade and have been building our LTE readiness, should we decide to build an LTE network, it would require additional substantial investments and the allocation of frequencies for an LTE network. Such allocation to us is not guaranteed, when required or at all (including in light of prior preference given by the Ministry of Communications to new and small competitors in the allocation of additional UMTS frequencies at the September 2010 tender and the limited amount of available frequencies as well as the uncertainties relating to the government’s position with respect to the provision of 4G services in Israel), and there is no certainty as to the cost of frequencies, if and when allocated to us. Inability to receive additional frequencies in a timely manner to meet our needs or at all and specifically if LTE frequencies are allocated to our competitors and not to us or allocated to us under less favorable terms than to our competitors could impair our ability to compete and may require us to cease offering certain products and/or services we currently offer and/or change their terms and conditions and/or make substantial unplanned investments, which may have an adverse effect on our results of operations.

If we cannot obtain or maintain favorable roaming arrangements, our services may be less attractive or less profitable.

We rely on agreements to provide roaming capability to our subscribers in many areas outside Israel. As of December 31, 2011, we had roaming arrangements with 545 cellular providers in 179 countries around the world.  However, we cannot control the quality of the service that they provide and it may be inferior to the quality of service that we provide.  Equally, our subscribers may not be able to use some of the advanced features that they enjoy when making calls on our network.  Some of our competitors may be able to obtain lower roaming rates than we do because they may have larger call volumes.  Competition is expected to intensify further, when new operators, including MVNOs or Mirs and Golan, begin providing roaming services as well. If our competitors’ providers can deliver a higher quality or a more cost effective roaming service, then subscribers may migrate to those competitors and our results of operation could be adversely affected.  Further, we may not be able to compel providers to participate in our technology migration and enhancement strategies.  As a result, our ability to implement technological innovations could be adversely affected if these overseas providers are unable or unwilling to cooperate with the further development of our network or if they cease to provide services comparable to those we offer on our network.

Following European Union regulation of roaming tariffs, which reduced tariffs for calls made by members of the European Union among themselves, several European Union member operators have raised roaming tariffs for calls to and from non-European Union member operators, resulting in higher roaming tariffs for our subscribers. In addition, in August 2008, the Israeli Government adopted a resolution to negotiate a reduction of inbound and outbound roaming tariffs with the European Union and/or members of the European Union or countries frequently visited by Israelis. In January 2012 the Ministry of Communications requested us to provide information in relation to our roaming services. If roaming tariffs are reduced as a result of the proposed negotiation or otherwise and/or if additional European Union member operators raise their tariffs and/or if we are not able to raise our tariffs or otherwise compensate for the higher roaming expenses, this could adversely affect our profitability and results of operations.

Our substantial debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability; Regulatory change may affect our possibilities to raise debt from institutional investors.

As of December 31, 2011, our total indebtedness was approximately NIS 6,145 million ($1,608 million). The indentures governing our debentures currently permit us to incur additional indebtedness. Our substantial debt could adversely affect our financial condition by, among other things:

·	increasing our vulnerability to adverse economic, industry or business conditions, including increases in the Israeli Consumer Prices Index, or CPI;

·	limiting our flexibility in planning for, or reacting to, changes in our industry and the economy in general;

·	requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, thus reducing the funds available for operations and future business development; and

·	limiting our ability to obtain additional financing to operate, develop and expand our business or to refinance existing debt.

In October 2010, the Commissioner of Capital Markets, Insurance and Savings in the Ministry of Finance published a circular instructing institutional investors to follow certain procedures and requirements before investing in non-governmental debentures, including a requirement to verify that certain contractual provisions are included in the indentures of the invested debentures, and to establish a policy for investment in such debentures which will relate among other matters to repayment acceleration rights. These procedures and requirements may adversely affect our possibilities of raising debt from Israeli institutional investors as well as the terms and price of such debt raising and have already adversely affected the terms under which we plan to raise debt in the near future. See “Item 5. Operating and Financial Review and Prospects.  – B. Liquidity and Capital resources – Shelf Prospectus” for additional details.

See also the Centralization Committee’s recommendations under “Risks Relating to Our Ordinary Shares” below, which if adopted and implemented, may adversely affect our possibilities of raising debt from Israeli institutional investors.

Our business results may be affected by currency fluctuations, by our currency hedging positions and by changes in the Israeli Consumer Price Index.

A portion of our cash payments are incurred in, or linked to, foreign currencies, mainly U.S. dollars.  In particular, in 2009, 2010 and 2011, payments in U.S. dollars or linked to the U.S. dollar represented approximately 36%, 33% and 39%, respectively, of total cash outflow (including payments of principal and interest on our debentures, but excluding one time payments associated with the acquisition of Netvision). These payments included capital expenditures, some of our operating lease payments and payments to equipment suppliers including handset suppliers. As almost all of our cash receipts are in NIS, any devaluation of the NIS against those foreign currencies in which we make payments, particularly the U.S. dollar, will increase the NIS cost of our foreign currency denominated or linked expenses and capital expenditures.

Furthermore, since the principal amount of and interest that we pay on our Series A, B, C and D debentures, are linked to the Israeli CPI, any increase in the Israeli CPI will increase our financing expenses and could adversely affect our results of operations. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service – Public Debentures” for details.

We purchase derivative financial instruments in order to hedge part of the foreign currency risks, CPI risks deriving from our operations and indebtedness. Derivatives are initially recognized at fair value. Changes in the fair value are accounted for such that: Changes in the fair value of derivative hedging instruments designated as a cash flow hedge are recognized directly as a component of our shareholders’ equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in our income statement as the hedged item affects earnings. The amount recognized in shareholders’ equity is transferred to our income statement in the same period that the hedged item affects our earnings. Notwithstanding the above, hedge accounting is not applied to derivative instruments that economically hedge monetary assets and liabilities denominated in foreign currencies. Changes in the fair value of such derivatives are recognized through our income statement upon occurrence. These differences in the derivative instruments’ designation could result in fluctuations in our reported net income on a quarterly basis.

We may not be able to fulfill our dividend policy in the future; implementation of our dividend policy will significantly reduce our future cash reserves.

In February 2006, we adopted a dividend policy targeting a payout ratio of at least 75% of our net income in each calendar year, subject to any applicable law, our license and contractual obligations and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors.  In 2009, 2010 and 2011, our Board of Directors declared dividends constituting as much as 95% of our net income and in some cases, part of our retained earnings from earlier periods as well, and may declare dividends as much as 95% of our net income, in the future. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy”. Our license requires that we and our 10% or more shareholders maintain at least $200 million of combined shareholders’ equity. Dividend payments are not guaranteed and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends or to pay dividends at a ratio to net income that is less than that paid in the past.

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

We depend upon a small number of suppliers to provide us with key equipment and services. For example, Nokia Siemens Israel provides our network system based on GSM/GPRS/EDGE technology, our UMTS/HSPA core system, part of our radio access network and related products and services, and our landline New Generation Network system, or NGN system; LM Ericsson Israel supplies part of our radio access network and related products and services based on UMTS/HSPA technology; Amdocs Israel provides us with services with respect to the operating of, and the implementation of developments to our billing system; Alcatel Lucent provides our Carrier Ethernet network and SDH equipment for our transmission network; and Be’eri Printers provides our printing supplies and invoices as well as the distribution, packaging and delivery of invoices and other mail to the postal service distribution centers.  In addition, we lease a small portion of our transmission capacity from Bezeq, the incumbent landline operator. Bezeq has experienced labor disputes, including stoppages, during the privatization process and liberalization of the landline market, and additional disruptions, stoppages and slowdowns may be experienced in the future. If these suppliers fail to provide equipment or services to us on the requisite standards of quality and on a timely basis, we may be unable to provide services to our subscribers in an optimal manner until an alternative source can be found and our license may be at risk of revocation for failure to satisfy the required service standards.

We are a member of the IDB group of companies, one of Israel’s largest and highly regulated business groups.  This may limit our ability to expand our business, to acquire other businesses or raise debt.

We are an indirect subsidiary of IDB, one of Israel’s largest and highly regulated business groups. An adverse change to IDB's financial condition could have an adverse effect on our debentures rating and our ability to raise additional debt or the terms of such debt raise. In addition, pursuant to the “Guidelines for Sound Bank Administration” issued by the Israeli Supervisor of Banks, the amount that an Israeli bank may lend to one group of borrowers and to each of the six largest borrowers of such banking corporation is limited.  Since we are a member of IDB’s group of borrowers, these guidelines may limit the ability of Israeli banks to lend money to us.

Due to the limited size of the Israeli market and due to the high level of regulation of the Israeli market, in particular in the communications market, our being a member of the IDB group of companies may limit our ability to expand our business in the future, to form joint ventures and strategic alliances and conduct other strategic transactions with other participants in the Israeli communications market. See also the Centralization Committee’s recommendations under “Risks Relating to Our Ordinary Shares” below, which if adopted and implemented, may have an adverse effect on our business.

We are controlled by a single shareholder who can significantly influence matters requiring shareholders’ approval.

As of December 31, 2011, DIC held, directly and indirectly, approximately 43.61%  of our outstanding share capital. Pursuant to shareholders agreements among DIC and certain of our minority shareholders, who in the aggregate own approximately 3.43% of our ordinary shares, DIC has been granted the voting rights in respect of those shares. In addition to DIC’s shareholdings and such additional voting rights, it has the right to appoint the 20% of our directors that we are required by our license and articles of association to have appointed by Israeli citizens and residents among our founding shareholders. Accordingly, subject to legal limitations, DIC has control (as the term “control” is defined in the Israeli Securities Law; namely the ability to direct a company’s activities) over all matters requiring shareholder approval, including the election and removal of our directors and the approval of significant corporate transactions. This concentration of ownership could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.

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

Risks Related to our wholly owned subsidiary Netvision

Integration of Netvision’s business may cause us operating difficulties and expenditures.

The process of integrating Netvision’s business into our operations may result in unforeseen operating difficulties and large expenditures and may require significant management attention that would otherwise be available for our ongoing business. These risks may be further intensified due to a number of potential factors, including, among others: changes in the regulatory environment in the Israeli telecommunications market, unanticipated costs or liabilities, multiplicity of information and engineering systems, some of which we may have to replace, loss of key employees of Netvision and unrealistic goals or projections for the Netvision business or the merged group, whether due to regulatory changes or otherwise. In addition, changes in the financial condition, business or operations of Netvision may significantly affect our financial condition and results of operations.

Changes in the regulatory environment could adversely affect Netvision’s business.

Netvision is subject to regulation of its ongoing operations and could therefore be significantly impacted by decisions of regulators, changes in laws, regulations or government policy affecting its business activities.  The uncertainties and risks surrounding the regulatory framework of the Israeli telecommunications market, some of which we are currently unable to foresee or assess, could negatively affect Netvision’s business and prospects. Netvision’s operations in ISP services, landline telephony and international calling services are highly regulated. A change in the competitive structure of the market or a change in the regulation on structural separation of different types of services may adversely affect Netvision’s results of operations and its ability to compete with other large players in the market, such as Bezeq and Hot. The annulment of Early Termination Fees in the other communications markets in November 2011 has increased competition as it has eliminated transfer barriers. This resulted in increased churn rate and gross recruitment of subscribers and price erosion and is expected to continue to affect Netvision’s results of operations.

The current policy of the Ministry of Communications is to encourage new entrants into the telecommunications market in order to increase competition and reduce fees and prices paid by consumers. See “Item 3. Key Information – D. Risk Factors – Risks related to our Business – We face intense competition in all aspects of our business” as well as under “Item 4. Information on the Company - Competition”  regarding the recommendations of a public committee appointed by the Ministry of Communications to examine Bezeq’s tariffs structure, tariffs for wireline wholesale services and review the possible annulment of the structural limitations currently imposed on Bezeq and its subsidiaries, published in October 2011.

Opening the market to additional competition, permitting telecommunications companies to offer bundled services, the recommendations regarding the structural separation and Bezeq’s tariffs supervision may have a material adverse effect on Netvision’s results of operation by enabling increased competition in the markets in which Netvision operates. Moreover, it could specifically give competitive edge to Bezeq and Hot, whose existing infrastructure and ability to offer bundled services may significantly harm Netvision’s competitive position, to provide its customers with landline telephony, ISP services and international telephony. Bezeq and Hot have the advantage of owning their own infrastructure and the ability to offer landline, international telephony and ISP services, as well as multichannel television independently of any third party support. If they are allowed to bundle these services, they will have an advantage over other service providers such as Netvision that do not own their own infrastructure. Further, the offering of services by the Bezeq and Hot groups at tariffs significantly lower than prevailing market tariffs or at prices even lower than our costs for these services, such as by cross subsidizing with other services in which they have the capacity to monopolize the market, could also significantly harm Netvision’s competitive position as it could decrease demand for Netvision’s services or lead Netvision to offer its services at  a loss.  Further, as Netvision is dependant on Bezeq and Hot’s infrastructure to provide its services on the one hand, and is competing with them on the provision of ISP, ILD and landline services to end-users, on the other hand, price erosion of ISP services would lead to increased demand for greater bandwidth and would require Netvision to significantly increase the capacity it purchases, significantly increasing its expenses in purchasing capacity from Bezeq and Hot, while its revenues would be decreasing. This could also have a material adverse effect on Netvision’s results of operations.  In February 2012, Hot began offering ISP services and has done so at tariffs significantly lower than prevailing market prices or at prices which would be lower than our costs and Bezeq also significantly lowered its internet infrastructure services tariffs to end-users. Netvision believes there is cause for regulatory intervention and has appealed to the regulators to intervene, but cannot predict the outcome of such appeals. See “Item 4. Information on The Company –B. Business Overview – The Communications Market in Israel - Communications Groups – Structural Separation”, “Competition” and “Nevision - ISP Business - Competition” and “Nevision - Telephony Business – Competition”.

In addition, the Ministry of Communication has published a hearing on November 2011 in relation to proposed regulation of the underwater international telecommunications connection from Israel, proposing certain limitations on the agreements with Mediterranean Nautilus Ltd. and Mediterranean Nautilus (Israel) Ltd., or collectively Med Nautilus , Netvision’s provider, which would, among others, limit the discounts and capacity Med Nautilus may provide. Further, Bezeq International, one of Netvision’s main competitors in the ILD and ISP markets has recently deployed an underwater cable. Adoption of such changes and the deployment of such cable by a Netvision competitor may harm Netvision’s results of operations and competitive position as it would force Netvision to purchase capacity at less favorable prices, and more so in comparison to its Bezeq affiliate competitor.

Netvision is exposed to risks relating to network infrastructure and information systems and is dependent on services it receives from its external suppliers.

Netvision does not own an independent network for providing the services it offers to its customers. Therefore, Netvision is dependent on its infrastructure providers, such as Med Nautilus, which provides underwater international telecom connections, Bezeq and Hot, which provide broadband connectivity and wireline infrastructure. In some cases, these providers are virtually the sole providers of such infrastructure and cannot be replaced. Netvision is also dependent on foreign telecommunications operators for its international ISP and telephony communications. Therefore, termination or amendment of terms of an agreement with any of the infrastructure providers or with some of the foreign operators at once, disruption in or refusal to provide such infrastructure services, as well as regulatory changes affecting the terms of infrastructure services that Netvision receives, may have a material adverse affect on Netvision’s ability to provide its services to customers or the profitability of providing such services.

Netvision’s operations are dependant on various information systems. The unauthorized entry to or disruption of operation of these information systems, including due to cyber attacks, may result in damage to Netvision and its customers, including due to inability to provide certain services or provide them with disruptions or inability to bill for services rendered, loss of data of Netvision or that of its customers stored with Netvision, all of which may expose Netvision to legal claims and liabilities. Further, any successful attacks on Netvisions’ customers’ information systems, protected by Netvision’s data security products, may also expose Netvision to legal claims and liability.

Alternate technology may cause a decline in Netvision’s international calling services.

In recent years there has been a decline in use of international calling services through international operators such as Netvision. This is due to, among other things, the development of alternate technologies, such as VoIP, which enable international calls without the services of an international operators. These technologies also pose an alternative to landline communications. If this trend continues and alternate technologies improve or if new ones are developed, the competition in the market will increase, which may have a material adverse effect on Netvision’s results of operations.

Risks Relating to Operating in Israel

We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel.

Our operations, our network and some of our suppliers are located in Israel.  Accordingly, political, economic and military conditions in Israel may directly affect our business.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and could make it more difficult for us to raise capital.  Since September 2000, there has been a high level of violence between Israel and the Palestinians. Hamas, an Islamist movement responsible for many attacks, including missile strikes, against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority in January 2006 and took control of the entire Gaza Strip, by force, in June 2007. Hamas has launched hundreds of missiles from the Gaza Strip against Israeli population centers, disrupting day-to-day civilian life in southern Israel. This led to an armed conflict between Israel and the Hamas during December 2008 and January 2009 and a continued sporadic missile launching from the Gaza strip to Israel, thereafter. A substantial part of our network and information systems is located within range of missile strikes from the Gaza Strip and Lebanon. Any damage to our network and/or information systems would damage our ability to provide service, in whole or in part, in the southern or northern part of Israel or otherwise damage our operation and could have an adverse effect on our business, financial condition or results of operations.

More generally, any armed conflicts, terrorist activities or political instability in the region would likely negatively affect business conditions and could harm our results of operations, including following termination of such conflicts, due to a decrease in the number of tourists visiting Israel.  At the end of 2010 and during 2011 several countries in the region, including Egypt and Syria, have been experiencing increased political instability, which led to change in government in some of these countries (including Egypt), the effects of which are currently difficult to assess.

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

The Communications Law grants the Prime Minister of Israel the authority, for reasons of state security or public welfare, to order a telecommunications license holder to provide services to security forces, to perform telecommunication activities or to establish a telecommunications facility as may be required for the security forces to carry out their duties. Further, the Israeli Equipment Registration and IDF Mobilization Law, 1987, also permits the registration of engineering equipment and facilities and the taking thereof for the use of the Israel Defense Forces. This law further sets the payment for use and compensation for damages caused to the operator as a result of such taking. Our general license also permits the Israeli Government, during national emergencies or for reasons of national security, to take all necessary actions in order to ensure state security, including taking control of our network, and requires us to cooperate with such actions. If national emergency situations arise in the future and if we are to be subject during such time to any of the foregoing actions, this could adversely affect our ability to operate our business and provide services during such national emergencies and adversely affect our business operations. Our other licenses and Netvision’s licenses (excluding its ISP license) contain similar restrictions. See also “Item 4. Information on the Company – B. Business Overview – Government Regulations ― Our Principal License” and “Other Licenses” “Item 4. Information on The Company – B. Business Overview – Netvision”.

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

Risks Relating to Our Ordinary Shares

A substantial number of our ordinary shares could be sold into the public market, which could depress our share price.Our largest shareholder, DIC, holds approximately 43.61% of our outstanding ordinary shares, as of December 31, 2011. The market price of our ordinary shares could decline as a result of future sales by DIC or other existing shareholders or the perception that these sales could occur. DIC sold 16,385,870 ordinary shares, or approximately 16.47% of our outstanding shares in a number of transactions outside the United States in 2007, 2008 and 2011. Sales may be made pursuant to a registration statement, filed with the U.S. Securities and Exchange Commission, or the SEC pursuant to the terms of a registration rights agreement or otherwise, or in reliance on an exemption from the registration requirements of the Securities Act, including the exemptions provided by Rule 144 or Regulation S. Any decline in our share price could also make it difficult for us to raise additional capital by selling shares.

In addition, in February 2012, a public committee for the enhancement of competition and the maintenance of the financial stability of the Israeli economy, or Centralization Committee, nominated by the Israeli Prime Minister, published its final recommendations, including recommendations to: (1) impose limitations on the control or holding of a substantial real corporation and its controlling entities over a financial corporation; (2) impose limitations on the control over public corporations through a pyramid structure by imposing a limitation on the number of layers in such pyramid to three for existing corporations and two for new corporations; (3) strengthen the corporate governance applicable to public companies in Israel, and in particular strengthen the independence of  board of directors of public companies held through pyramid structure; (4) limit the exposure of institutional bodies to issuers, borrowers groups and the largest borrowers and issuers groups; and (5) require the entities responsible for the allocation of rights and public assets in certain cases to consider competitive and control centralization considerations regarding essential infrastructure. In relation to certain recommendations the committee recommended transition periods of between one and four years from their adoption. The adoption of such recommendations, if implemented, could have a material effect on us, given our being held as a fourth layer company in the IDB group.

In addition, under our option plan, options are subject to vesting schedules but vesting will be accelerated upon certain events including any sale or other disposition, of all or substantially all, of the outstanding shares of  us. As of December 31, 2011 we have 1,056,896 shares reserved for issuance upon the exercise of options. See “Item 6. Directors, Senior Management and Employment – E. Share Ownership – 2006 Share Incentive Plan”.

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

We hold one of the five general licenses to provide cellular telephone services in Israel, one of the five cellular services providers has not commenced operations yet and is expected to do so in the second half of 2012. To date, nine MVNO licenses have been awarded, one of which was returned to the Ministry of Communications, and one MVNO operator commenced operation in December 2011. Our cellular license was granted by the Ministry of Communications in 1994 and is valid until 2022.

In February 2007 we listed our shares on the NYSE and in July 2007 we dual listed our shares on the Tel Aviv Stock Exchange, or TASE and began applying the reporting leniencies afforded under the Israeli Securities Law to companies’ whose securities are listed both on the NYSE and the TASE.

DIC, a subsidiary of IDB, currently directly and indirectly holds approximately 43.61% of our share capital and the voting rights in respect of an additional approximately 3.43% of our share capital.

As of the date of this Annual Report on Form 20-F, there has been no indication of any public takeover offer by any third party, in respect to our ordinary shares, or by us, with respect to another company’s shares, other than as detailed under “ - Significant Developments During 2011”.

Significant Developments During 2011

Acquisition of Netvision Ltd.

On August 31, 2011, we completed the acquisition of 100% of the share capital of Netvision for a total consideration of approximately NIS 1.57 billion ($411 million) pursuant to a merger agreement dated June 15, 2011, by and among our Company, Netvision and a wholly owned subsidiary of our Company, which we formed solely for effecting the merger transaction. Following the consummation of the merger transaction, Netvision became a wholly owned subsidiary of our Company.

Prior to being acquired by us, Netvision was a public company traded on the TASE, indirectly controlled by the IDB Group through direct holdings in Netvision by: (1) DIC, (approximately 38%), and (2) Clal Industries and Investments Ltd., or Clal (approximately 29.7%). DIC is also our direct controlling shareholder. DIC and Clal are direct subsidiaries controlled by IDB Development, which is a wholly owned subsidiary of IDB, a public company traded on the TASE.

Since prior to the merger transaction, the IDB Group controled both Netvision and us, the merger transaction was approved as a related party transaction under Israeli law. For further details, see Item 7. B “Related Party Transactions”.

Netvision is a leading company in the Israeli telecommunications market and is engaged in two primary businesses: provision of internet connectivity and related services (ISP); and provision of telephony services consisting mainly of international calling services, operator services, teleconferencing services and landline telephony services). Netvision’s ISP and ILD licenses were granted by the Ministry of Communications in 2002 and 1997, respectively and are valid until 2012 and 2025, respectively. In addition, Netvision is engaged in other areas such as internet content services and custom internet applications. For further details, see Item 4.B - “Business Overview - Netvision”.

Netvision has several subsidiaries, some are wholly owned, some are controlled or jointly held by Netvision, and also holds minority stakes in certain other entities. We refer to Netvision and its subsidiaries as “Netvision”.

We funded the acquisition of Netvision through a combination of available cash and issuance of additional debentures from our existing Series D and Series E debenture series on the TASE. The offerings described above were made in Israel to residents of Israel only. For further details, see “Item 5. B – Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

Principal Capital Expenditures

Our accrual capital expenditure in 2009, 2010 and 2011 amounted to NIS 663 million, NIS 735 million and NIS 520 million, respectively. Accrual capital expenditure is defined as investment in fixed assets and intangible assets, such as spectrum licenses, rights of use of communication lines, UMTS networks’ enhancement and expansion and development of new products and services during a given period. The amount of capital expenditure for 2010 includes NIS 108 million for the acquisition of assets and operations of Dynamica, one of our major dealers.

B.	BUSINESS OVERVIEW

 General

We are the largest provider of cellular communications services in Israel with approximately 3.349 million cellular subscribers for the year ended December 31, 2011. Upon launch of our services in 1994, we offered significantly lower prices for cellular communications services than the incumbent provider and transformed the nature of cellular telephone usage in Israel, turning it into a mass market consumption item. We surpassed the incumbent cellular operator and became the market leader in terms of number of subscribers in 1998 and, despite the entry of additional competitors, we have continued since then to have the highest number of subscribers.  As of December 31, 2011, we provided services to approximately 3.349 million subscribers in Israel with an estimated of 33.6%. Our closest competitors have estimated market shares of 31.9% and 29.6%, respectively. In the year ended December 31, 2011, we generated revenues of NIS 6,506 million ($1,703 million), EBITDA of NIS 2,167  million ($567 million), and operating income of NIS 1,422  million ($373 million).  See note 2 to the table in “Item 3. Key Information – A. Selected Financial Data” for a definition of EBITDA. In 2011, our results of operations were adversely affected by regulatory changes, mainly the reduction of interconnect fees and the reduction of Early Termination Fees to a negligible amount in the cellular market and the intensified competition leading to accelerated price erosion and we estimate that the intensified competition will continue to adversely affect our results in the future  . See “Item 5. A. – Operational Review”.

We offer a broad range of cellular services through our cellular networks covering substantially all of the populated territory of Israel. These services include basic and advanced cellular telephone services, text and multimedia messaging services and advanced cellular content and data services. We also offer international roaming services in 179 countries as of December 31, 2011. We offer our subscribers a wide selection of handsets from various leading global manufacturers, as well as extended warranty and repair and replacement services to most handsets we offer.  We also offer landline transmission and data services to business customers and telecommunications operators and, since July 2006, we offer landline telephony services and since 2009 ISP services to selected businesses, using our advanced inland fiber-optic infrastructure.

Following the completion of the acquisition of Netvision in 2011, we expanded the range of our telecommunications services and we now also offer, through Netvision, ISP services to private and business customers and additional telephony services, such as international calling services, landline telephony services to the business and the private sectors and teleconferencing services. We also provide through Netvision additional services such as internet content services, design of software and internet applications. For further details on Netvision’s business and operations, see “NETVISION” in this Item 4.B below.

The following table presents our number of cellular subscribers and revenues for each of the last five years:

	Year Ended December 31,
	2007	2008	2009	2010	2011
Cellular subscribers (end of period) (in thousands)(1)	3,073	3,187	3,292	3,394	3,349
Revenues (in NIS millions)	6,050	6,417	6,483	6,662	6,506

(1)
Subscriber data refers to active cellular subscribers.  We use a six-month method of calculating our cellular subscriber base, which means that we deduct subscribers from our cellular subscriber base after six months of no revenue generation or activity on our network by or in relation to both the post-paid and pre-paid subscriber.  The six-month method is, to the best of our knowledge, consistent with the methodology used by other cellular providers in Israel. During the fourth quarter of 2011, we have removed approximately 52,000 subscribers from our subscribers base, following the shutdown of our TDMA network as of December 31, 2011, since such subscribers have not requested a transfer to our other networks as of that date, and following a change to our previous policy which allowed subscribers to change from post to prepaid subscription as a result of the reduction of Early Termination Fees in the cellular market in early 2011, as we found this change to be futile since most of those customers ceased using our services. These changes affected other key performance indicators. We have not restated prior subscriber data to conform with these changes.

The Telecommunications Industry in Israel

The following table sets forth selected macro statistics about Israel at and for the year ended December 31, 2011:

Population (millions, at end of year)	7.8
GDP ($ billions) (1)	239
GDP per capita ($ 000) (1)	31
Exports of goods & services ($ billions) (1)	88
CPI change	2.2%
Long-term local currency sovereign credit rating by S&P	A+(Stable)
Unemployment rate (average for nine months ending September 2011)	5.7%

(1)	2011 forecast, translated to USD based on the average representative rate of exchange for the year

 Source:  Central Bureau of Statistics,  and Ministry of Finance of Israel, , Bank of Israel.

The size of Israeli telecommunications services revenues in 2010 was approximately NIS 30 billion.  Telecommunications services consist of several segments, which are highly competitive. Of the total telecommunications services revenues in 2010, approximately 57% was comprised of cellular services, approximately 25% was local landline voice and Internet access services, approximately 5% was international voice services, approximately 13% was multichannel television services, and approximately 1% was Network Ending Point. These figures have changed substantially  in 2011, reflecting a downsizing of the overall revenues in the cellular  market, as a result of the reduction of interconnect tariff. For additional details, see “Item 4. Information on the Company – B. Business Overview – Government Regulations – Tariff Supervision”. Cellular spending in 2011 was approximately 1.4% of GDP, in line with developed European economies and the United States.

Israel has high penetration rates across all telecommunications services that are in line with developed economies such as in the European Union and the United States.  These levels of penetration can be attributed to the rapid adoption rate of new technologies, high expenditures on telecommunications services by consumers and businesses and a relatively young population.

Communications Groups – Structural Separation

Since 2009, the Israeli telecommunications market underwent several ownership changes. Recent acquisitions resulted in the creation of three additional communications groups in the Israeli communications market, in addition to the Bezeq group: Partner-012 Smile, Cellcom–Netvision and Hot-Mirs. See “Cellular Services” below for additional details. Each of the Bezeq and Hot groups are subject to certain structural separation requirements as a result of being the incumbent and monopoly in their respective core business – landline and multichannel television services. That structural separation was relaxed in 2010, allowing Bezeq and its subsidiaries to offer a bundle of services under certain conditions to private customers (including the condition that each of the services in the Bezeq bundle will be available for sale separately under the same terms as in the bundle; and the requirement that Bezeq allows its competitors to participate in a similar bundle  - if includes ISP, VOB or ILD services - under the same terms and equally markets such bundles as its own bundle – the second requirement does not apply to the sale of the bundle by a subsidiary of Bezeq), and is currently being considered by the Ministry of Communications with respect to business customers as well. The offering of a bundle of services, including cellular services by another group, will relax the conditions under which Bezeq may provide a similar bundle.  Further, a public committee appointed by the Ministry of Communications recommended in October 2011 to annul the structural limitations currently imposed on Bezeq and its subsidiaries when a wholesale market of wireline services becomes available to other operators, and to replace Bezeq’s regulated fixed tariffs with maximum tariffs. If such recommendations are adopted by the Ministry of communications, they will allow Bezeq and its subsidiaries (including Pelephone), to offer bundles of services (other than multichannel television services) without limitation. Although the Hot group is also subject to structural separation limitations between its multi-channel television, ISP, cellular and landline services, it was allowed to offer a bundle of landline, multichannel television and internet infrastructure services and the Ministry of Communications is currently considering whether to annul the structural separation limitations between Mirs and Hot, after already lifting certain limitations in 2011, allowing Hot and Mirs to sell and market each other’s services and transfer information. The Hot group was previously allowed to sell a bundle including ISP services under certain conditions (similar to the ones imposed on the Bezeq bundle of services, in relation to the ISP component only) . Both Bezeq and Hot offer bundles of services excluding cellular services. Bundle offerings by Hot and Bezeq are expected to accelerate price erosion in each of the services included.  See “Item 4. Information on The Company – B. Business Overview – Competition” and “Nevision - ISP Business - Competition” and “Nevision - Telephony Business - Competition”.

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

The Israeli cellular market is highly penetrated. The market reached an estimated penetration rate (the ratio of cellular subscribers to the Israeli population) at December 31, 2011, of approximately 128%, representing approximately 10 million cellular subscribers.

The following table sets forth the growth in the total number of cellular subscribers in Israel and the penetration rate over the last five years:

	December 31,
	2007	2008	2009	2010	2011
Total subscribers (millions)	9.0	9.2	9.5	9.8	10
Cellular penetration (%)	124%	124%	127%	128%	128%

Source:	Reported by Cellcom, Partner and Pelephone. Mirs data as reported by Hot on July 25, 2011 in the valuation of Mirs performed by TASC , an Israeli consulting firm.

There are currently four active cellular operators in Israel: Cellcom, Partner, Pelephone, and MIRS and one active MVNO operator: Rami Levy. We estimate that the distribution of cellular subscribers among these operators as of December 31, 2011 was: Cellcom 33.6%, Partner 31.9%, Pelephone 29.6%, MIRS 4.8% and Rami Levy with less than 1% . Subscriber data is based on public information as of September 30, 2011, other than MIRS, which is based on its estimate for year end, as published by Hot in its valuation for Mirs and except for Rami Levy, which is based on our estimate. However, there is no uniform method of counting subscribers. Mirs and Golan were granted a UMTS license in April and December 2011 respectively and are expected to commence their UMTS operation in the first half of 2012 and second half of 2012, respectively. An additional eight entities have received MVNO licenses during 2010 and 2011 and to date have not commenced operating: Free Telecom Ltd., or Free Telecom, Ituran Cellular Communications Ltd., or Ituran, Bynet Semech Outsourcing Ltd., or Bynet, Home Cellular Ltd., or Home Cellular, T2T Communications Ltd., or T2T, Gali Phone Ltd., or Gali Phone, and Alon Cellular Ltd., or Alon Cellular. The ninth MVNO licensee has returned its license. Free Telecom, Ituran, Alon Cellular and Home Cellular are expected to commence operations in the first half of 2012.

We are controlled by DIC, a subsidiary of IDB, and started operations at the end of 1994. In August 2011, we completed the purchase of all outstanding shares of Netvision. Until 2009, Partner was majority-owned by Hutchinson Whampoa Ltd. and started operations in 1998. In October 2009, Scailex Corporation Ltd., or Scailex, an Israeli company listed on the TASE and indirectly controlled by Israeli businessman Mr. Ilan Ben-Dov, purchased the controlling stake in Partner. Scailex is also the official importer of Samsung cellular phones to Israel.  Pelephone is a wholly-owned subsidiary of Bezeq, the landline incumbent operator and started operations in 1986.  The major controlling shareholder of Bezeq following its privatization in 2005 was F.Sab.Ar Holdings Ltd. (controlled by Saban Capital Group (controlled by the media entrepreneur Haim Saban), Apax Partners (the international private equity firm) and Arkin Communications (controlled by the Israeli businessman Mori Arkin)). In April 2010, Bezeq announced that F.Sab.Ar Holdings Ltd. completed the sale of its holdings in Bezeq to B Communications Ltd., or B Communications, (formerly named 012 Smile Communication Ltd., or Smile). B Communications is an Israeli company traded on the NASDAQ and the TASE and controlled by Internet Gold Golden Lines Ltd., or Internet Gold. Both B Communications and Internet Gold form part of the Eurocom Communication Group, or Eurocom, which includes Eurocom Cellular Communication Ltd. - the official representative of Nokia cellular phones in Israel. In January 2010, Ampal-American Israel Corporation, or Ampal, a company traded on the NASDAQ and TASE completed the purchase of Smile’s on-going business, through its indirect wholly owned subsidiary – 012 Smile Telecom Ltd, or Smile Telecom. In March 2011, Partner announced the completion of the purchase of all outstanding shares of Smile Telecom. MIRS, previously wholly owned by Motorola, had its license upgraded from push-to-talk to a cellular license in February 2001. In

2010, Motorola completed the sale of its holding in MIRS to Altice Securities S.A.R.L, owned by the French businessman Mr. Patrick Derhy. Mr. Derhy has also purchased the controlling stake in Hot Telecom, or Hot, which provides multichannel pay-TV services and Internet, data and landline telephony services. In September 2011, Hot acquired all the outstanding shares of MIRS.

Golan is owned by Xavier Niel, founder and controlling shareholder of the French telecom company Iliad- Free, Patrick and Gerard Pariente, founders and former owners of Naf Naf, a European fashion brand and Michael Golan, the CEO of Golan and former CEO of the French telecom company Iliad – Free.

Free Telecom (also in possession of a VoC trial license) is controlled by Shlomo Shmeltzer, who also controls Tadiran Telecom, a telecom integrator, and Shlomo Sixt, a car rental and leasing company; Ituran sold its mobile business in 2011 to the CEO of its mobile business, Yehiel Ben-Shoshan; Rami Levy is a subsidiary of a major Israeli discount supermarket chain; Bynet belongs to the Rad Bynet group, a leading Israeli manufacturer and integrator of communications products and services; Home Cellular is a subsidiary of a leading ‘do it yourself’ stores chain; T2T is owned by three private entrepreneurs ; Alon Cellular is owned by Alon holdings which also controls a leading retail chain and a gas stations chain and Ellomay Capital, an investment company and Gali Phone is owned by Avigdor Tamir, who also owns Sipme, one of the companies conducting a VoC services trial.

The following listing sets forth the key milestones in the history of the Israeli cellular services:

1986	Bezeq and Motorola create a joint venture called “Pelephone”, which becomes Israel’s first cellular operator. Pelephone launches N-AMPS services
1994	Cellcom awarded a license and launches TDMA services
1997	Cellcom introduces first pre-paid plan to the market
1998	Partner awarded a license and launches GSM services
1998	Pelephone launches CDMA services
2001	Ministry of Communications allocates additional 2G and 3G cellular frequencies for existing cellular operators and for the licensing of a new operator
2001	MIRS becomes Israel’s fourth cellular operator with iDEN services
2002	Cellcom launches GSM/GPRS services
2003	Cellcom launches EDGE services
2004	Partner launches UMTS services Pelephone launches EVDO services
2006	Cellcom launches full scale UMTS/HSDPA services
2007	Partner launches HSDPA services
2008	Cellcom launches HSUPA services
2009	Pelephone launches UMTS/HSPA services
2010	Ministry of Communications provides MVNO licenses; Cellcom and Pelephone launch HSPA+ services
2011	Mirs and Golan awarded UMTS operator licenses Rami Levy , MVNO operator, commences operations Cellcom stops operating its TDMA network

Key characteristics of the Israeli cellular services market

The following paragraphs describe the key characteristics of the Israeli cellular services market:

High cellular telephone penetration.  The estimated penetration rate in Israel as of December 31, 2011 was 128%.  Penetration rate is calculated by dividing the total number of subscribers by the Israeli population. The Israeli population does not include foreign workers and Palestinian subscribers who are included in the number of subscribers.  The number of subscribers also includes subscribers with more than one subscription to a cellular network (including data only subscriptions alongside a cellular subscription) and may also include subscribers to more than one network including those in the process of switching networks. As a result, the effective penetration rate after adjustment for these factors is likely to be lower than 128%. The regulatory reduction of Early Termination Fees to a negligible amount in the cellular market, has reduced the number of subscribers with more than one subscription.

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

High cellular voice usage.  The average cellular voice usage per subscriber in Israel is well over 300 minutes per month, which is higher than the average cellular voice usage per subscriber in most developed economies using the pricing model of “calling party pays”.

Low average voice revenue per minute. Cellular operators in Israel have lower average voice revenues per minute than in most developed calling party pay economies.  This is a consequence, among other things, of the strong competition and a heavily regulated environment. Following the reduction of Early Termination Fees in the cellular market and the intensified competition, the average voice revenue per minute further declined in 2011 as a result of the offering of packages which led to further price erosion (together with higher MOU).

High percent of Postpaid customers. The Israeli cellular market has a high percent of Postpaid customers (71%) compared to other developed countries.

High potential for mobile data.  The contribution of non-voice revenues to total revenues in the Israeli cellular market is below the level of other developed markets. This characteristic is attributable in part to the relatively late launch of advanced data services and smartphones in Israel. We believe that there is a potential for narrowing this gap by increasing marketing efforts of new data devices (such as tablets and laptops) to increase usage of data together with the growth in our existing 3G subscriber base.

Calling party pays. In Israel, as in most of the world, the party originating the call pays for the airtime.  Cellular telephone network operators do not charge subscribers for calls received on their handsets, except while roaming abroad.

Annual churn rates.  The average annual churn rate in Israel in 2011 is estimated to be approximately 25%, which is in line with the churn rates in other developed economies. This churn rate reflects a material increase in churn rate attributed to the regulatory changes implemented in 2011 such as the regulatory reduction of Early Termination Fees to a negligible amount in the cellular market in February 2011.

Wireline Services

Landline Services

Bezeq operates approximately 2.3 million lines (at the end of September 2011) and provides local services. The second largest competitor in landline telephony services is Hot, a provider of cable TV services, which started landline operations in late 2003. Hot’s network has been upgraded to offer Internet, data and voice services.

In recent years, Bezeq has experienced a significant drop in its traffic volume.  Bezeq is a monopoly and thus subject to enhanced regulatory scrutiny, including supervision of tariffs.

We, Netvision (our wholly owned subsidiary) and Hot entered this market in 2006. Partner entered this market in 2007, Smile Telecom entered this market in 2008 and Bezeq International (VOB only) entered this market in 2009, bringing to a total of seven players. Following the acquisition of Smile Telecom by Partner in March 2011, Partner announced it will transfer its landline telephony business to Smile Telecom.

Broadband and Internet services

The Israeli broadband market is characterized by a regulatory structural separation between the providers of the internet infrastructure and the internet access service. Based on Bezeq and Hot reports, at the end of September 2011, there were approximately 1.864 million subscribers, and the household penetration rate was approximately 85%. The only providers of infrastructure in the market are Bezeq through ADSL technology and Hot through cable. ADSL services were launched by Bezeq in 2000 and currently represent a 59% share of broadband connections.  Cable modems, which account for the rest of the market, have been available since 2002.

Hot announced in 2010 it has completed the upgrade of its network to UFI (Ultra Fast Internet) network and Bezeq announced it will complete upgrading its network to high speed NGN in 2012. In December 2011, Bezeq announced it will start a limited trial to test a Fiber to the Building (FTTB) and Fiber to the home (FTTH) network. In February 2010, the Ministry of Communications provided a trial license to the Israeli Electric Company, allowing it to use its fiber optic infrastructure to provide transmission services to other operators. In March 2011, the Israeli government  approved the establishment of a new communications company that will be granted the exclusive right to use the Israeli Electric Company’s optic fiber infrastructure for the provision of broadband transmission services. The new company will be controlled by a private investor (51%) which may not hold any means of control in another communications company, and the Israeli electric Company (49%).

Transmission and landline data services are provided by Bezeq, Hot, Partner (who acquired Med-1’s operation in 2006) and us. These services are provided to business customers and to telecommunications operators.

Internet access is currently provided by three major Internet service providers, or ISPs: Netvision (our wholly owned subsidiary), Bezeq International, Smile Telecom (a subsidiary of Partner), and some other niche players. Hotnet, a subsidiary of Hot, began providing ISP services in February 2012. We estimate the market share of the three largest ISPs to be similar, with each holding around one third of the market, with Netvision

(including its controlled subsidiary) holding the leading position. All three major providers are also suppliers of international voice services. Partner entered this market in December 2008 and following its acquisition of Smile Telecom in March 2011, announced it will transfer its ISP business to Smile Telecom. We have offered ISP services to selected business customers since 2009 and Hot was awarded an ISP license in December 2010.

Until 2011, the Israeli ISPs were connected to the World Wide Web through an underwater communications cable owned and operated by Mediterranean Nautilus Ltd., a subsidiary of Telecom Italia SpA. In January 2012, Bezeq International announced that its own underwater communications cable was operational and in February 2012, the Tamares Group’s underwater communications cable, owned by the British businessman Poju Zabloudowicz commenced operations. We expect that these additional underwater cables will increase the effective bandwidth of international data connectivity and reduce costs for ISPs. However, proposed regulation published for public comments by the Ministry of Communication in November 2011, proposes certain limitations on the terms of agreements with Med Nautilus, which would, among others, limit the discounts and capacity Med Nautilus may provide and force ISP providers (other than Bezeq International) to purchase capacity on less favorable terms and prices.

International voice services

International voice services in Israel have been open for competition since December 1996.  Until then, Bezeq International, was the only supplier of such services.  There are currently six players in this market. The three major players are: Bezeq International, Netvision (our wholly owned subsidiary) and Smile Telecom. The fourth player is Xfone Communications, fifth operator, Telzar International Communications Services Ltd., commenced operating in February 2011 and a sixth operator, Hilat Ltd., commenced operations in January 2012. We estimate the market share of the three major players to be similar, with each having approximately 31-32% market share. Entry barriers to this market are low, technological alternatives such as Skype are commonly used and competition is intense.

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

See “Item 4. Information on the Company – B. Business Overview – Government Regulations – Competition” for recommendations to annul structural limitations in the communications market and create a wholesale market for wireline services.

Competitive Strengths

We believe that the following competitive strengths will enable us to maintain and enhance our position as a leading communications group in Israel:

·
Combination of leading operators. The combination of our market leading position in the cellular market, as reflected by our market share, , coupled with Netvision’s leading position in the ISP market and significant market share in the  ILD services, and the recent combination of these two leading companies, enables us to leverage synergies and create a rich portfolio of services which further strengthens our competitive abilities.

·
Leading brands. Our established brands, Cellcom and Netvision, enjoy strong public recognition in Israel. We consider the enhancement of our image among consumers a top priority and continually invest substantial resources to maintain Cellcom and Netvision as leading brands in the Israeli communications market. Globes, a leading financial magazine in Israel, ranked Cellcom as the leading and strongest brand of Israel’s telecommunications market in 2011 and Israel’s 4th strongest brand in the Israeli market overall, after three prestigious global brands. We believe that the acquisition of Netvision will strengthen the Cellcom brand and the combination of the two leading brands will create an even stronger communications brand. Furthermore, Cellcom is not only considered a leading brand for consumers, it is also considered an attractive workplace. According to BDI, Cellcom is the 5th most desirable work place among graduating students in Israel. According to the same survey, Cellcom is number 6 most desirable workplaces in Israel. In addition to being a leading brand for both consumers and employees, Cellcom also leads the mobile communications market in terms of customer care. According to the two leading consumer organizations (Emun Hatzibur and the Israeli Consumers Council), Cellcom has the lowest rate of customer complaints while possessing the largest customer base in the market. According to an external survey conducted by Geocartography Group (a survey institute and one of the leading applied-research institutes in Israel (in November 2011, Netvision’s brand is also one of the leading brands in the Israeli telecommunications market. According to that survey, Netvision is the most recognized ISP provider, with the highest score both in terms of retention and unaided awareness and also has the highest rate of promoters among its customers.

·
Large market share across our core lines of business. We hold a large market share in each of our core lines of business – cellular, ISP and ILD services, providing us with economies of scale in a business characterized by significant fixed costs. In addition, partial customer overlap between our core businesses provides us with ample cross-selling opportunities.

·
Transmission infrastructure. We have an advanced fiber-optic transmission infrastructure that consists of approximately 1,600 kilometers of inland fiber-optic cable, which, together with our complementary microwave-based infrastructure, connects the majority of our cell sites and provides for substantially all of our backhaul services. Our transmission infrastructure significantly reduces our operational reliance on Bezeq, the incumbent landline operator in Israel, and saves us substantial infrastructure-leasing cash costs. As our transmission network has transmission and data capacity in excess of our own backhaul needs and covers the majority of Israel’s business parks, we offer transmission and data services to business customers and other telecommunications providers and landline telephony services to selected landline business customers. Following the acquisition of Netvision, this infrastructure will also be used to benefit Netvision’s landline services for business customers, which are currently provided using external infrastructure. This advantage is expected to be less meaningful if and when the Israeli Electric Company commences to provide transmission to operators, and if and when landline operators who hold general licenses (such as Bezeq) will be required to permit usage of their infrastructure by other operators, as recommended by a public committee appointed by the Ministry of Communications.

·
Strategic relationship with one of Israel’s largest business groups. Our ultimate parent company, IDB, is one of the largest business groups in Israel. We enjoy access through our management services agreement to the senior management of the IDB group, who are some of the most experienced managers in Israel. These managers, including veterans of the Israeli telecommunications market, provide us with financial, managerial and strategic guidance.

·
Strong management team. Our management team includes seasoned managers with significant experience and solid track records in previous managerial positions. Our Chairman, Mr. Ami Erel, is a veteran of the Israeli communications market and previously served as the Chief Executive Officer of Bezeq. Our Chief Executive Officer, Mr. Nir Sztern, has extensive experience in wireline and cellular services, having previously been Chief Executive Officer of Netvision and Deputy Chief Executive Officer of Pelephone. Mr. Heen, our Chief Financial Officer, previously held a variety of positions within our finance division, including head of our economic department, responsible for our budget, financial analysis, cost accounting and control over our performance. We believe that under the leadership of Messrs. Erel, Sztern and Heen, we are well positioned to execute our business strategy and maintain our leading position in the rapidly changing Israeli telecommunications market.

·
Cash flow generation. Our cellular business is characterized by high cash flow generation though substantially lower following the regulatory changes regarding the compulsory reduction of interconnect tarrifs and Early Termination fees to a negligible amount. This allows us to invest in our business and deploy advanced network technology, enabling us to offer advanced services and applications, as well as distribute dividends to our shareholders. Further, Netvision also contributes to our financial results of operations and to our free cash flow. This contribution is significant in light of the adverse effects of several regulatory changes on our results of operations.

Business Strategy

Our goal is to strengthen our position as a leading Israeli telecommunications group. The principal elements of our business strategy are as follows:

·
Formation of a leading Israeli telecommunications group - Following the acquisition of Netvision, we commenced the integration of Netvision’s business with our existing business, in order to create a leading, strong and efficient Israeli telecommunications group. This includes the merger of our and Netvision’s headquarters and our and Netvision’s business customers operations to create a one stop shop for the group’s portfolio of services, in both customer service and sales. The operation of our and Netvision’s private customers will remain separate, maintaining a distinct focus in each market, in light of the increasing competition in the cellular market and the challenges in the landline market. We expect that the formation of a telecommunications group will enhance our ability to successfully compete with our main competitors, who are also part of or are in the process of forming major telecommunications groups, and will enable us to offer comprehensive packages of telecommunications services as are offered or expected to be offered by our competitors.

·
Offering our customers comprehensive mobile and wireline solutions. Following the acquisition of Netvision, we are now able to offer our customers a wide range of mobile and wireline telecommunications services, while maximizing the synergies between the two entities, both in terms of revenue generation and cost efficiencies. This includes identifying the potential synergies between the two businesses, such as integrating the operations of the business customers of both businesses. In addition, we intend to leverage our leading position and large market share in those businesses  for cross-sales and the offering of new services which are found to be synergetic to those businesses, in order to increase our overall revenues and market share.

·
Maximize customer satisfaction, retention and growth. Our growth strategy is focused on retaining our subscribers, expanding the selection of services and products we offer to our subscribers, and tailoring offers to our customers’ needs in order to enhance customer satisfaction and increase average revenues per user. We strive to be proactive at every service interaction with our customers, to offer service and service terms which are as clear, simple and methodical as possible, and to continually improve and enhance the flexibility of our customer service. In addition to providing quality customer service, we also strive to retain our subscribers and attract new subscribers by offering them comprehensive service packages and advanced handsets and services.

·
Growing and developing of our Mobile Data and Value Added Services. We view Mobile Data as a significant growth engine for our business. Accordingly, during 2010 and 2011, we continued to build our Carrier Ethernet network in order to enable the provision of data services at high speeds and capacity. We intend to continue to invest in the improvement and upgrade of our high speed UMTS/HSPA+ network, to enhance its capacity and increase its speed, as well as enhance our readiness towards a 4G technology, in order to permit higher-quality and higher-speed multimedia content transmission. In 2012 we also plan to continue our efforts in expanding data services usage and revenues, focusing on increasing sales of data-enabled devices such as tablets and smartphones while enhancing the focus on data sales and marketing at our points of sales.

In Value Added Services, we intend to utilize our momentum to expand our content and data services, products and capabilities through our in-house expertise and strategic relationships with leading cellular content providers. We put special emphasis on original Israeli culture themes and on usage enhancing content and applications in the cellular and complementary media. In 2011 we launched a new “Cellcom Volume” music-streaming service, that contributed positively to our revenues, brand identity and popularity among users in general and youth in particular.

·
Growing in wireline services. We intend to continue to expand our landline business with both private and business customers. For private customers, we provide ISP, VOB services (via Bezeq’s and Hot’s infrastructure) as well as ILD services. The possible development of wholesale wireline services as recommended in October 2011 by the public committee appointed by the Ministry of Communications, if and when made available, will enhance our ability to offer such services and compete with the incumbents, Bezeq and Hot as well as other competitors in these markets, specifically in relation to residential landline services which is currently non-material and generating negative net-income. For details of these recommendations see also “Item 4. Information on the Company – Government Regulations – Competition”. For business customers, following the merger with Netvision, we provide a wide range of telecommunications services, including cellular, ISP, ILD, landline telephony services, as well as hosting and data security services.  These, combined with approximately 1,600 kilometer inland fiber-optic network, our microwave infrastructure, and Netvision’s high penetration in business parks and industrial centers, provide us with the ability to selectively offer cost-efficient landline telecommunications solutions to business customers and integrated offerings.

·
Further develop and strengthen the Cellcom brand.  External market surveys that we have commissioned indicate that brand recognition is an important factor in subscriber selection of, and loyalty to, a cellular operator and more so in the increasingly intensifying competitive market and given the additional competitors joining the market.  We plan to continually enhance our brand through maintaining our high network quality, the provision of innovative products and services, quality customer service and investments in advertising and promotional campaigns. We believe these enhancements are key to maintaining our competitive advantage, differentiating our services from those of our competitors and establishing and maintaining a successful relationship with our subscribers.

·
Offer new services that will complete our offering as a telecommunications group and provide us with growth engines that are synergetic to our core businesses. We are constantly looking for new, innovative ways to deliver new services to our customers. We continue to develop new complementary businesses which leverage our varied capacities and are synergetic to our core business. We have identified television services over the internet (known as Over the Top TV, or OTT TV) as a potential source of growth which is both synergetic and complementary to our core business. We are exploring the possibility of developing the OTT TV market as an attractive alternative to the traditional cable and satellite television services currently offered in Israel by Hot and Bezeq.

·
Optimization of cost structure. We continue our efforts to control costs and improve our efficiency while improving the quality of our services. One area which we plan to focus on is to utilize the synergies created by the acquisition of Netvision, including the merger of our and Netvision’s headquarters and our and Netvision’s business customers operations and the transfer of Netvision’s employees to our headquarters’ facilities in Netanya, aimed at optimizing the associated costs and improving  the service to our business customers by providing them a ‘one stop shop’ service. In addition, having already built our own fiber-optic and microwave infrastructure, we continue to reduce our operating costs, as our network maintenance costs and microwave spectrum fees are lower than the lease costs to rent backhaul capacity from Bezeq.

Cellular Services and Products

As of December 31, 2011, we provide cellular communications services to approximately 3.349 million subscribers, including basic cellular telephony services and value-added services as well as handset sales. We regularly evaluate, including through discussions with potential partners, ways to add additional communications and other services to our portfolio. Not all services are supported by all handsets or by all of our networks. In addition, we offer transmission and data services to business customers and telecommunications operators. Since July 2006, we have offered our landline telephony service to selected businesses.

We offer our cellular subscribers a variety of pricing plans, designed to adapt to their particular characteristics and changing needs. We adapt our pricing plans for the different types of usage – personal or business – and the number of users associated with the subscriber.  For example, we offer different packages of air time services, packages with special tariffs for weekends, packages of surfing services at varying speeds, Israeli music services to youth and discounted rates on calls among members of immediate families. We offer two methods of payment: pre-paid and post-paid. Pre-paid services are offered to subscribers who pay for our services prior to obtaining them, usually by purchasing our “Talkman” pre-paid cards or “virtual” Talkman cards. Post-paid services are offered to subscribers who are willing to pay for our services through banking and credit arrangements, such as credit cards and direct debits. Following the regulatory reduction of Early Termination Fees to a negligible amount in the cellular market, as of January 2011, the majority of our new pricing plans do not include a commitment to purchase our services for a predefined period.

Basic cellular telephony services

·
Our principal cellular service is basic cellular telephony. In addition we offer many other services with enhancements and additional features to our basic cellular telephony service. These services include voice mail, cellular fax, call waiting, call forwarding, caller identification, conference calling, “Talk 2” (two handsets sharing the same number, thus allowing our subscribers to own both a handset and a car phone), additional number service (enabling our subscribers to add a second phone number to their handset) and collect call service.

·
We also offer both an outbound roaming service to our subscribers when traveling outside of Israel and an inbound roaming service to visitors to Israel who can “roam” into our network. Roaming allows cellular subscribers, while using their own cell phone number (and handset, in most cases) and being billed by their provider, to place and receive calls and text messages while in the coverage area of a network to which they do not subscribe. Where available, subscribers can also benefit from other cellular services such as advanced data and content services. As of December 31, 2011, we had commercial roaming relationships with 545 operators in 179 countries based on the standard agreements of the GSM organization (an umbrella organization in which all the cellular operators operating with GSM technology are members).  This enables our subscribers to enjoy our services in almost the entire world.  Most of our GSM subscribers who use these roaming services abroad can use their own handset and others can borrow or rent, depending upon the period of time, a suitable handset from us.  In addition, as of December 31, 2011, we had 3G roaming arrangements with  260  of these operators, enabling our 3G roamers to participate in video calls and use high-speed data, video and audio content services in 106 countries.

Value-added services

·
In addition to basic cellular telephony services, we offer many value-added services. Value-added services are important to our business as they enable us to differentiate ourselves from our competitors, strengthen our brand and increase subscriber usage, ARPU and subscriber satisfaction. We offer those services that we believe are likely to be popular with subscribers and benefit our business. Some of the value-added services that we offer are available only to subscribers who have supporting handset models and some are offered only to business subscribers. The principal advanced value-added services that we currently offer are:

Cellcom Volume.  This social music service offers a monthly subscription to a large offering of music items provided in streaming through mobile handsets and computers. The service provides a full music experience, featuring lyrics, playlists, albums, reviews, show schedules and recommendations incorporating also certain social network capabilities.

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

Video calls.  This service enables our 3G users, using supporting 3G handsets, to communicate with each other through video applications.

Location-based services.  We offer a number of location-based services. For example: “Cellcom Navigator” is a service provided through a third party that enables our subscribers to receive real-time travel directions, that take account of the traffic condition and visual data regarding their position using global positioning system, or GPS, technology; “Cellcom Radar” is a service that enables our subscribers to locate services such as restaurants, shops and entertainment centers in the proximity of their location and “Cellcom Taxi” enables our subscribers to call for a taxi located nearby.

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

Data services. We offer our subscribers a variety of channels to facilitate their access to data services, including handsets (in supporting models), cellular modems, laptops and tablets. We provide our customers with a variety of “internet surfing packages”, including “unlimited surfing package” (with no volume limitation) and “surfing packages” for various speed rates and various capacities.

We have established relationships with content providers to provide us content for our value-added services, including Logia Development and Content Management Ltd., or Logia, to manage and develop cellular content in Israel exclusively for us. For further details about the content and other services provided by Netvision see below in this Item 4. B. under the caption “Netvision – Additional Activities”.

Handsets

We sell a wide selection of handsets designed to meet individual preferences.  Prices of handsets vary based on handset features and special promotions. In most cases, handsets are to be paid in 36 monthly installments. We offer a variety of handsets from world-leading brands such as Apple, LG, Motorola, Nokia, Samsung, Sony-Ericsson, HTC and RIM. The handset models we sell offer Hebrew language displays in addition to English, Arabic and Russian (in most of the models). We are also required to provide cellular phone services to subscribers who did not purchase their handsets from us, provided that the handset model has been approved for use by the Ministry of Communications. We offer our subscribers an extended handset warranty as well as repair and replacement services for most handsets, in approximately 80 locations, including through our wholly owned dealer. See also “Customer Care” below.

We also sell modems, tablets and laptops to promote our data services.

Landline services

In addition to our cellular services, we provide landline telephony, transmission and data services, using our approximately 1,600 kilometers of inland fiber-optic infrastructure and complementary microwave links. We have offered transmission and data services since 2001. We received a license to offer landline telephone service in April 2006 and, since July 2006, have been offering this service to selected businesses. Through our NGN system, we were the first landline operator in Israel to provide advanced, voice and data services, to selected business customers, as of February 2008.. In addition, Netvision also offers landline services to both private and business customers, focusing on the private sector. For further details, please see below in this Item 4. – B. under the caption “NETVISION”.

A wireline wholesale market, if and when made available, will facilitate our and Netvision’s growth and allow us (as well as our competitors) to provide a wider selection of services at low cost; annulment of the structural limitations in the Bezeq group and change of the supervision on Bezeq tariffs from fixed to maximum tariffs, could adversely affect our ability to compete with Bezeq. See “Item 4. Information on the Company – Government Regulations – Competition” for additional details regarding these recommendations by a public committee nominated by the Ministry of Communications and the establishment of a new communications company that shall be granted the exclusive right to use the Israeli Electric Company’s optic fibers infrastructure for the provision of broadband transmission services.

Network and Technology

General

Our network has developed over the years since we commenced our operations in 1994 and we now have dual cellular and wireline capabilities.

Our “third generation” UMTS/HSPA+, or high-speed downlink packet data access, technology, offers full interactive multimedia capabilities with current data rates of up to 15 Mbps on the downlink path and up to 4 Mbps on the uplink path. In 2012 we intend to further increase the downlink path speed up to 84 Mbps in selected urban areas. This network, considered to be a “3.9/4G” technology, is a network that uses the same core as our GSM/GPRS/EDGE network. Our UMTS/HSPA+ network covers substantially all of the populated territory in Israel. Moreover, our UMTS/HSPA+ network supports new types of services that require higher throughput and lower delay, such as video conferencing.

Our “second generation” GSM/GPRS/EDGE 1800MHz network allows for voice calls, data transmission and multimedia services, like video streaming and video live (using the EDGE technology), although at slower speeds than our UMTS/HSPA+ network. Our GSM/GPRS/EDGE technology is an advanced second-generation technology and considered to be a “2.75G” technology.  It enables us to deliver multimedia and services at speed rates that are higher than the rates offered through regular “second generation” digital cellular technology.  Packet data rates vary from 50 Kbps to 200 Kbps, depending mainly on handset capabilities. In addition, in the case of coverage gaps and for services supported by our GSM/GPRS/EDGE technology, the network provides an adequate fallback and capacity relief for our UMTS/HSPA+ network by means of smart features and network load sharing.  As of January 2012, all of our traffic uses our GSM/GPRS/EDGE and UMTS/HSPA+ networks, with most of the Voice traffic using the GSM/GPRS/EDGE network and most of the data traffic using the UMTS/HSPA+  networks.

Until December 31, 2011 we also had a separate network using our initial TDMA 850MHz wireless technology, which was a “second generation” technology, at which time we discontinued its operation.

Our transmission network is comprised of approximately 1,600 kilometers of inland advanced fiber-optic cables that, together with our microwave infrastructure, enable us to provide our customers with telephony and high speed and high quality transmission and data services. Our transmission network is strategically deployed in order to cover the major portion of Israel’s business parks and permits us to provide our own backhaul services while reducing our need to lease capacity from Bezeq, the incumbent landline operator in Israel.

Our NGN system by Nokia Siemens, allows the provision of advanced voice and data services to our landline customers.

Infrastructure

We have built an extensive, durable and advanced cellular network system, enabling us to offer high-quality services to substantially the entire Israeli populated territory. Since maintaining a high-quality network is a basic element in our business strategy, we seek to satisfy quality standards that are important to our subscribers, such as high voice quality, high data rate packet sessions, low “blocked call” rate (calls that fail because access to the network is not possible due to insufficient network resources), low “dropped call” rate (calls that are involuntarily terminated) and deep indoor coverage. Therefore, we have made substantial capital expenditures and expect to continue to make capital expenditures on our network system. As of December 31, 2011, we had invested an aggregate of NIS 8.796 billion ($2.302 billion) on our network infrastructure since our inception in 1994 (not including investments made by Netvision).

We cover substantially all of the populated areas of Israel with both our UMTS/HSPA+ network and our GSM/GPRS/EDGE network. Our UMTS/HSPA+ network is mostly co-located with our GSM/GPRS/EDGE network. The suppliers of our UMTS/HSPA+ network are Ericsson Israel (for part of our 3G radio access network) and Nokia Siemens Israel (for our core network and part of our radio access network). The supplier of our GSM/GPRS/EDGE network is Nokia Siemens. Ericsson and Nokia Siemens, each with respect to the network supplied by it to us, provide us with maintenance services.

Since 2010 we are selectively enhancing and expanding both our UMTS/HSPA+ network and our GSM/GPRS/EDGE network, primarily in urban areas, by adding infrastructure to improve outdoor and indoor coverage including through UMTS/HSPA 850 MHz sites. We expect to substantially complete our UMTS/HSPA 850 MHz enhancement deployment by mid 2012.

Our SDH transmission network launched in 1999, which is based on Alcatel Lucent and Nortel technology and covers substantially all of the populated areas in Israel is maintained by Alcatel Lucent and Ciena Corporation (which purchased Nortel’s relevant business). Our Carrier Ethernet network launched in 2010, which is based on Alcatel Lucent technology, and covering substantially all of the populated areas in Israel, is maintained by Alcatel Lucent.

Pursuant to the requirements of our license (as well as the licenses of the other telephony service providers in Israel), our network is interconnected, either directly or indirectly, to the networks of all other telephony service providers in Israel. Our network monitoring system provides around-the-clock surveillance of our entire network. The network operations center is equipped with sophisticated systems that constantly monitor the status of all switches and cell sites, identify failures and dispatch technicians to resolve problems. Operations support systems are utilized to monitor system quality and identify devices that fail to meet performance thresholds.  These same platforms generate statistics on system performance such as dropped calls, blocked calls and handoff failures. Our network operations center is located in our Netanya headquarters. In addition, we have a partial duplicate backup center in Kiryat Gat, located approximately 80 kilometers south of Netanya. In 2012 we intend to complete implementation of a full scale disaster recovery plan, or DRP, for all of our engineering systems.

Network design

We have designed our GSM/GPRS/EDGE and UMTS/HSPA+ networks in order to provide high quality and reliability well beyond the requirements set forth in our license while using a cost-effective design, utilizing shared components for our networks, where applicable.

During 2010 and 2011, we have completed a substantial part of our DRP project, aimed at increasing our network’s survivability in case of damage to any of its elements, which we intend to complete in 2012. The project also provides our network with additional advantages including increased capacity and advanced qualities.

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

Spectrum allocation

Spectrum availability in Israel is limited and is allocated by the Ministry of Communications through a licensing process. We have been allocated 2x10 MHz in the 850 MHz frequency band used by our TDMA network (until its shutdown in December 31, 2011) and currently by our UMTS/HSPA 850 MHz base stations, deployed for coverage improvement, and 2x17 MHz in the 1800 MHz frequency band used by our GSM/GPRS/EDGE network. In addition, the Ministry of Communications awarded us 2 x 10 MHz and 1 x 5 MHz in the 1900 - 2200 MHz frequency band for our UMTS third generation FDD and TDD spectrums, respectively. In December 2008, we returned the TDD spectrum to the Ministry of Communications, after not being able to use that spectrum since it was awarded to us in 2004, due to unavailability of supporting equipment. We believe that our available spectrum is sufficient for our current needs. However, in light of the growing demand for data consumption and 4G technology, we will be required to purchase additional spectrum in the future. We were not allowed to participate in the UMTS spectrum tender published in September 2010 by the Ministry of Communications and there is no assurance that additional spectrum will be made available to us in the future to satisfy our needs and plans or at all.

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

Suppliers

We entered into an agreement with LM Ericsson Israel Ltd., or Ericsson Israel, in September 2005 for the purchase of UMTS radio access network and ancillary products and services. We committed to purchase maintenance services for five years from the launch of the system (until 2011).  We have an option to purchase additional maintenance services on an annual basis for 20 years from the launch of the system (until 2026). In December 2011, we entered into an addendum to the agreement for the purchase of upgraded UMTS /HSPA products and related services, under similar terms. Under the agreement, the parties generally have limited liability for direct damages of up to 40% of the value of the agreement.

We entered into an agreement with Nokia Israel Communications Ltd., in July 2001 for the purchase of our GSM/GPRS system (the agreement was assigned to Nokia-Siemens Networks Israel Ltd., or Nokia Siemens, in 2007). We were also granted an option to purchase GSM 800, EDGE, UMTS and ancillary systems. In 2002, we exercised our option to purchase an EDGE system, and in 2005, we purchased a UMTS core system, under similar terms.  In May 2011, we entered into an addendum to the agreement for the purchase of UMTS/HSPA radio access network and related products and services in addition to the purchase of UMTS /GSM core system. Nokia Siemens is obligated to offer us maintenance services for 15 years from execution of the addendum (until 2026).  Under the agreement, the parties generally have limited liability for direct damages of up to 10% of the value of the agreement.

We use Telcordia’s intelligent platform, or “IN,” to provide services to our GSM/GPRS/EDGE and UMTS networks, allowing us, at minimal cost, to internally develop sophisticated services with a short time-to-market that are customized to local market requirements.  We have also deployed Comverse’s Intelligent Peripheral, which enables us to develop services with rich voice interaction, such as Caller Name Announcement, Call Back and Fun Dial.  Our IN platform supports all relevant IN protocols, which allows us to provide (subject to applicable roaming agreements) advanced roaming services, including Virtual

Home Environment, abbreviated dialing, unified access to voice mail, VPN, local number format from subscribers’ phone book and call screening.

In addition, we have agreements with several Israeli engineering companies for the construction of our cell sites. We also purchase certain network components from other suppliers.

Transmission Network

Our transmission network provides us with wireline connectivity for our cellular and landline network in substantially all of the populated territory of Israel.  It is based on our fiber-optic network and complementary microwave infrastructure.  Our transmission network includes links to our internal network and to our landline and transmission subscribers.

Our optical transmission network is deployed from Nahariya in the north to Beer Sheva in the south and Afula and Jerusalem in the east, consisting of approximately 1,600  kilometers.  The fiber-optic network reaches most of the business parks in the country and is monitored by a fault-management system that performs real-time monitoring in order to enable us to provide our subscribers with high quality service. In order to efficiently complete our transmission network’s coverage to substantially the entire country, we use a microwave network as a complementary solution in those areas that are not served by our fiber-optic network.  As of December 31, 2011, we had deployed approximately 3,000 microwave links to both our cell sites and subscribers. In 2011 we upgraded our transmission network to support a downlink path speed up to 40 Mbps and intend to continue to upgrade it up to 84 Mbps in selected urban areas in 2012.

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

To supplement our transmission network, we lease a limited amount of transmission capacity from Bezeq, the incumbent landline operator. Netvision owns a small transmission network and leases most of the transmission capacity it requires from us, Bezeq, Hot and Partner.

Information technology

We maintain a variety of information systems that enable us to deliver superior customer service while enhancing our internal processes.

In July 2010, we entered into an agreement with Amdocs (Israel) Limited, or Amdocs Israel, for the provision of operation, maintenance, management and development services for our billing and customer care system, which were previously performed partly by Amdocs UK and Amdocs Israel and partly by our employees.  Amdocs Israel is obligated to provide us with such services for a period of eight years (until August 2018), and after 30 months from entering into this agreement we have the option to terminate the agreement subject to the provision of a prior written notice and payment of certain amounts. Under the agreement, the parties generally have limited liability for direct damages of up to the value of the agreement for each year subject to certain additional exceptions to the limitation. Netvision uses a billing system supported  internally and by Intech and a customer care system provided by PeopleSoft and supported by Matrix for Oracle.

We use Nortel’s CTI system for the management of incoming calls to our telephonic call centers.

Our customer care system presents our customer care employees with a display of a subscriber’s profile based on various usage patterns. This enables us to provide a service based upon information for that particular subscriber. We also use a knowledge management system relating to our various services and products by Blue Phoenix, branded “Cellcopedia”.

We use ERP solutions provided by SAP, and Netvision uses ERP solutions provided by Priority.  We use a data warehouse based on an Oracle data base system and various data mining tools, ETL by Informatica and reports generated by Cognos. The data warehouse contains data on our subscribers’ usage and allows for various analytical segmentation of the data.

Sales and Marketing

Sales

As part of our strategy to fully penetrate every part of the Israeli market, we are committed to making the purchase of our services as easy and as accessible as possible.  We offer pricing plans, value-added services, end user equipment, accessories and related services through a broad network of direct and indirect sales personnel. We pay our independent dealers commissions on sales, while our direct, employee sales personnel, receive base salaries plus performance-based incentives. We focus on subscriber needs and conduct extensive market surveys in order to identify subscribers’ preferences and trends.  Based on these findings, we design special pricing plans and promotional campaigns aimed at attracting new subscribers and enhancing our ability to provide new services to existing subscribers. We offer our subscribers rebates and other benefits for handset purchases. All of our, and our dealers’, sales and other customer-facing stuff, go through extensive training prior to commencing their work. Our distribution and sales efforts for subscribers are conducted primarily through five channels:

Points of sale.  We distribute our products and services through a broad network of physical points of sale providing us with nationwide coverage of our existing and potential subscriber base.

We operate directly, using our sales force and service personnel, in approximately 30 physical points of sale and service, mostly located in shopping centers and other frequently visited locations to provide our subscribers with easy and convenient access to our products and services. We record approximately 230,000 subscriber applications per month at our direct points of sale and service.

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

Account managers.  Our direct sales force for our business customers maintains regular, personal contact with our large accounts, focusing on sales, customer retention and tailor-made solutions for the specific needs of such customers (including project planning and management of external subcontractors), including advanced data services. Sales to larger business customers or governmental and local authorities sometimes involve participation in the customer’s tender process.

Internet Shop – Launched in 2009, our website includes four “zones”: Shop - a virtual shop allowing easy purchase of various products and services, including roaming services; Offers - special offers, discounts and loyalty rewards; Content - our content services, including music, games, video clips etc. and a Service zone. Our website also includes three additional designated websites: sites in Arabic and in Russian featuring the content and service zones and a site for our business customers.

Marketing

Our marketing strategy emphasizes our market leader position, dynamic nature and personal touch, the quality of our network and services and our innovation. Our marketing activities are based on the principle of focusing on subscribers’ characteristics and needs and then adapting the service packages and prices that we offer to subscribers based on these characteristics and needs. From 2011, we put greater focus on customers loyalty and changed our new pricing plans so that the majority of which do not include a commitment to a predefined period. In addition, our customers can choose a “surfing” package which suits their needs from among our “surfing” packages and pay accordingly. We constantly invest efforts in providing our customers a comprehensive quality experience through the various means of communication that they use, including their  mobile handset, tablet and computer.

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

We leverage our extensive interactions with our customers, which we estimate to be approximately 630,000 unique customer applications per month, to provide the requested services and also to cross- and up-sell cellular and wireline products and services according to customer needs usage trends and profitability, mostly by using advanced CRM models, to increase customer satisfaction, loyalty and revenues.

We regularly advertise in all forms of media, in promotional campaigns and in the sponsorship of major entertainment events. In 2010 we also used “one to one” promotional campaigns such as advertisements in our subscribers’ monthly bill. Our marketing and branding campaign has been very successful and highly acclaimed among the Israeli public, and our “Cellcom Media” initiative in particular has provided us with a high visibility association with mobile content services.

Cellcom was ranked by Globes, a leading financial magazine in Israel, as the leading and strongest brand of Israel’s communication market in 2011 and Israel’s 4th strongest brand among all the brands in the Israeli market, after 3 prestigious global brands. According to an annual survey conducted in 2011 by ‘The-Marker’, an Israeli business newspaper, we were the only cellular operator to improve its ranking compared with previous year’s results and were placed in the leading position in the cellular sector. According to BDI, Cellcom is the 5th most desirable place to work for among graduating students in Israel and the  number 6 most desirable workplaces in Israel. According to an external survey conducted in November 2011 by Geocartography Group (a survey institute and one of the leading applied-research institutes in Israel) Netvision’s brand is also one of the leading brands in the Israeli telecommunications market. According to the same survey, Netvision is the most recognized ISP provider, with the highest score both in terms of retention and unaided awareness and also has the highest rate of promoters among its customers. We believe that our strong brand recognition gives us the high level of market exposure required to help us achieve our business objectives.

Customer Care

Our customer service unit is our main channel for preserving the long-term relationship with our subscribers. We focus on customer retention through the provision of quality service and customer care. In order to achieve this goal, we systematically monitor and analyze our subscribers’ preferences, characteristics and trends by developing and analyzing sophisticated databases. We then adopt services that are aimed to respond to subscribers’ needs and preferences. In addition, subscribers are encouraged to subscribe to additional value-added services, such as mobile data and content services as well other communications services such as ISP, landline and ILD services, in order to enhance customer satisfaction and increase ARPU. We continually strive to improve our service to our customers. Our customer care representatives receive extensive training before they begin providing service and thereafter regularly undergo training and review of their performance. We continuously invest in improving our training process. We provide our customer care representatives with a continually updated database, thus shortening the interaction time required to satisfy the customer’s needs and preventing human errors and closely monitor the service provided by them, in order to assure its quality. We constantly review our performance by reviewing customers applications and conducting surveys among our subscribers in order to ensure their satisfaction with our services and to improve them as necessary. In addition, we constantly apply preventive and preemptive measures aimed at reducing churn.

According to the leading Israeli consumer organizations “Public Trust” and the Israeli Consumers Council reports for each of the years 2009, 2010 and 2011, we provide the best quality of customer care in the Israeli cellular market and received the lowest rate of customer complaints although we have the highest number of subscribers in the Israeli cellular market.

In order to better respond to subscribers’ needs in the most efficient manner, our customer support and service network offers several channels for our subscribers:

Call centers.  In order to provide quick and efficient responses to the different needs of our various subscribers, our call-center services are divided into several sub-centers: general services; technical services; billing; sales; international roaming; and data and internet. As of January 2012, we have a designated sub-call center for small businesses as well. The call center services are provided in four languages: Hebrew, Arabic, English and Russian. We regularly monitor the performance of our call centers. We currently operate call centers in eight locations throughout Israel, three of which are outsourced. In 2011 we witnessed a substantial increase in calls to our calls centers, following the regulatory changes implemented at the beginning of the year and responded, on average, to 1 million calls every month. During peak hours our call centers have the capability to respond to 1000 customer calls simultaneously.

Walk-in centers.  As of December 31, 2011, we independently operated 30 service and sales centers with approximately 100 additional sale and service points operated by our dealers (including our wholly owned dealer - Dynamica), covering almost all the populated areas of Israel. These centers provide a walk-in contact channel and offer the entire spectrum of products and services that we provide to our subscribers and potential subscribers (the majority of which are provided in our dealers’ sale and service points as well), including handsets and accessories sales, upgrades and other services, such as bill payment, pricing plan changes and subscriptions to new services. These stores are mostly located in central locations, such as popular shopping malls. Our walk-in centers also serve as a contact point for our subscribers who need repair services. Our subscribers deposit their handsets for repair in our walk-in centers and receive the repaired handset after two business days in the same center or at a location of their choice by a courier. Our subscribers may borrow a substitute handset, free of charge, in order to continue to enjoy our cellular phone services while their handset is being repaired. The repair services are conducted in a central lab. We also offer installation services of car phones and other hands free devices for cars.

Self-services.  We provide our subscribers and potential subscribers with various self-service channels, such as interactive voice response, or IVR, web-based services and service using SMS. These channels provide general and specific information, including pricing plans, account balance, billing-related information and roaming tariffs. They also provide subscribers information regarding trouble shooting and handset-operation, and enable subscribers to activate and deactivate services and to download content. Our website also includes information on our various services, products and the monthly bill and further includes three additional designated service sites: in Arabic, in Russian and a site for our business customers.

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

We constantly invest time and efforts making our services compatible to persons with disabilities. We provide customers with disabilities convenient accessibility to our premises and adapted products and services, well beyond the requirements of the law, including sign language customer care at our walk-in services, free dispatch services, and the option to receive sales and support services in the customer’s home. We work closely with Accessibility Israel, a leading Israeli non-profit organization advancing accessibility for persons with disabilities in Israel and train our representatives to provide accessible service to all our customers.

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

 Competition

There is intense competition in all aspects of the cellular communications market in Israel and we expect this to continue and further intensify in the future, due to the highly penetrated state of our market, the expected entry of additional competitors and the alleviation of transfer barriers between operators. We currently compete for market and revenue share with four other cellular communication operators: Partner, Pelephone, MIRS and Rami Levy (an MVNO which commenced operations in December 2011). For details of changes of ownership in the Israeli communication market since 2009, see “Item 4. Information on The Company - Business Overview - The Telecommunications Industry in Israel - Cellular Services”.

Our estimated market share based on number of subscribers was approximately 33.6% as of December 31, 2011. Estimated market shares at such time of Partner, Pelephone and MIRS were approximately 31.9%, 29.6% and 4.8%, respectively and Rami levy’s market share is estimated to be less than 1%.

The competition in the cellular communications market increased following the launch of Pelephone's UMTS/HSPA network in 2009 and regulatory and other changes in our market. The competition has further intensified following the compulsory reduction of cellular Early Termination Fees to a negligible amount in February 2011 and expectations of entry of additional operators in 2011 and 2012, including the entry of Rami Levy. Competition is expected to intensify further as a result of the occurrence of any of the following events:

·
the entry into the market of additional competitors  and specifically the entry of additional MVNOs and UMTS operators, more so if hosting services to MVNOs and national roaming services for UMTS operators will be at unfavorable terms for us. Mirs is expected to commence its UMTS operations (using national roaming on Pelephone's network) in the first half of 2012 and Golan is expected to commence operating (using national roaming on our network) in the second half of 2012. An additional three MVNO operators are also expected to commence operations in the first half of 2012;

·
the sale of bundles of communications services, including cellular services, as it is expected to entail further price erosion, more so if offered by either the Bezeq or Hot groups; the formation of three additional communications groups in the Israeli communications market in 2011, together with the regulatory changes relaxing the structural separation imposed on each of the Bezeq and Hot groups, will allow each of the groups to offer a bundle of services, in some cases quadruple and even quintuple service bundles to existing customers in each of their previously separated platforms, as well as to new customers. Bundles offerings are expected to blur boundaries among services and lead to price erosion, with each of the groups having an interest not to erode the prices of its core business, but rather of the core services of its competitors. Both Bezeq and Hot currently offer bundles of services, excluding cellular services. Bundle offerings by Hot and Bezeq, including cellular services, are expected to accelerate price erosion in the cellular market. See “Item 3. Key Information – D. Risk Factors – Risks related to our Business – We face intense competition in all aspects of our business” and "Item 4. Information on The Company - Business Overview - The Telecommunications Industry in Israel – Communications Groups – Structural Seperation" for additional details;

·
increased usage of competing technologies, applications and services, allowing usage of our network, such as VoC or VoIP and applications such as Viber, WhatsApp and free SMS among iPhone holders, or other services, such WiFi, more so following the increased usage of smart phones; and

As of February 1, 2011, the compulsory reduction of Early Termination Fees to a negligible amount in the cellular market, which eliminated the transfer barrier between operators, led to the offering of packages at lower average revenue per minute and has resulted in accelerated price erosion and a materially increased churn rate and increased subscriber acquisition and retention costs due to materially increased rate of gross recruitment of subscribers. In August 2011,  the Communications Law was amended to annul Early Termination Fees in all other communication markets and a bill, expected to be enacted during the first half of 2012, is proposing such annulment for certain new customers in the cellular market.

We believe that full and comprehensive mobile and wireline solutions would benefit our competitive standing, mainly for our business customers. The principal competitive factors in the cellular market include general brand perception, perceived price, customer service and handset selection. In addition, mobile data and other value-added services constitute a potential growth engine for increasing revenues from subscribers and are also an important factor in selecting a cellular provider.

In the content provision market, we compete also with international media providers and handsets manufacturers, such as Apple, Google and Nokia, who have opened their own content enabling stores and are changing the traditional role of the cellular operator from the content provider into one of many content providers, competing to provide content to the operator's subscribers. The "Open Garden" international trend is facilitated by technological changes allowing high speed internet surfing and supporting handsets and is rapidly changing customers' consumption habits from surfing and downloading content mainly through the cellular operator's portal, to an off-portal surfing and content downloading as well as growing demand for internet surfing and content in general. Expansion of this trend, known as the "Open Garden", will enlarge the content market but will further increase competition in the content provision arena. Expansion of arrangements introduced by Apple, in which subscribers using an Apple handset can only purchase content through the Apple store, could adversely affect our content revenues.

In the wireline communications market – In October 2011, the public committee appointed by the Ministry of Communications in March 2010 to examine Bezeq's tariffs structure and tariffs for wireline wholesale services and to review the possible annulment of the structural limitations currently imposed on Bezeq and its subsidiaries, published its recommendations. The recommendations include: (1) The creation of an effective wholesale telecommunications access markets in Israel- Bezeq and Hot will allow other operators which do not own an infrastructure, to use their infrastructure in order to provide services to end users. The terms of such services will be agreed by the operators, or by the regulator, if no wholesale market has evolved within a certain period. (2)  Annulment of structural separation in the communication market -  Structural separation imposed on the holders of landline general licenses, would be annulled, other than as to multichannel television (which will be annulled only after internet based TV market is available),  within 6 months from the earlier of the execution of a wholesale agreement or the provision of wholesale services, or upon the setting of wholesale tariffs by The  Ministry of Communications, and replaced by accounting separation and restrictions on information transfer between the retail and wholesale divisions of the landline general license holders. If no wholesale market is established within 2 years, the regulator will resume structural separation between infrastructure and end-user services of landline general license holders. (3) Change of the supervision on Bezeq retail tariffs to setting maximum tariffs rather than the current setting of fixed tariffs. (4) Wholesale tariffs to be set by the regulators would be maximum tariffs, based on a cost plus basis in order to induce investments in the wholesale wireline market and shall be reviewed by the regulator every 3 years. Until such tariffs have been be set, the tariff shall be fixed, regardless of customer's traits and amount to 75% of Bezeq's average retail price for private customers, during July to September 2011. This tariff will be in place for 6 months, with a maximum extension of additional 6 months (5) Landline operators who hold general licenses (such as Bezeq and Hot)  will deposit autonomous bank guarantees in substantial amounts to guarantee the existence of a wholesale market. (6) The provision of broadband access by Israel Electric Corporation, or IEC, should be promoted in order to increase competition and should be regulated in the same manner as Bezeq and Hot. The implementation of the recommendations, in whole or in part, is subject to the adoption thereof by the Minister of Communications and further legislative proceedings.

In February 2010, the Ministry of Communications provided a trial license to the IEC, allowing it to use its fiber optic infrastructure to provide transmission services to other operators. In March 2011, the Israeli government approved the establishment of a new communications company that will be granted the exclusive right to use the IEC's optic fibers infrastructure for the provision of broadband  services to operators only but the Ministry of Communications may allow it to offer its services directly to certain large business customers. The new company will be controlled by a private investor (51%), which may not hold any means of control in another communications company, and the IEC (49%). This initiative would increase our and our competitors capabilities to compete in the wireline market with Bezeq and Hot, and would increase competition in the wireline market.

While an effective wholesale wireline market will enhance our ability (including through Netvision) to compete and extend our service offering, the recommendations regarding the structural separation and Bezeq's tariffs supervision may have a material adverse effect on Netvision's results of operation. For further details see below in this Item 4. B. under the "NETVISION".

In response to the enhanced competition in our market and in the Israeli telecommunications market in general, we have implemented various steps and strategies, including

·
acquiring Netvision to create a competitive communication group; we believe that our acquisition of Netvision in 2011 strengthens our competitive position vis-à-vis other communications groups in the Israeli market, as it allows us to offer our customers a comprehensive mobile and wireline solutions.

·
marketing and branding campaigns aimed at enhancing market leadership, perceived value, perception of the fairness and value of our pricing, brand recognition and loyalty among our existing and potential subscriber base;

·	investing significant resources in improving customer service and retention, as well as supporting information technology systems;

·	introducing innovative value-added services and identifying popular niches among various subscriber groups;

·	taking efficiency measures in order to reduce costs and improve our agility;

·	investing in improving our network technology to ensure our ability to offer quality services and advanced services, both cellular and wireline services;

·	using innovative sales campaigns for attracting new subscribers by offering loyalty rebates;

·	offering attractive pricing plans to subscribers, adapted to their needs and preferences and innovative pricing models, including cross sale and up sale of our and Netvision's services; and

·	identifying new opportunities to maximize our advantages as an operator, in order to expand our share in the "Open Garden" market place and the recent launch of certain financial services.

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

We have registered approximately 30 domain names and approximately 120 trademarks, the most important of which are the star design, “Cellcom”, “Talkman” and “Cellcom Volume”. Netvision has registered approximately 105 domain names and approximately 90 trademarks, the most important of which are "Netvision" and "013 Netvision".  We are also the proprietor of a few registered patents and patent applications.

Government Regulations

The following is a description of various regulatory matters which are material to our operations, including certain future legislative initiatives which are in the process of being enacted.  There is no certainty that the future legislation described here will be enacted or whether it will be subject to further change before its final enactment.

General

A significant part of our operations is regulated by the Israeli Communications Law, 1982, the regulations promulgated under the Communications Law and the provisions of our licenses, which were granted by the Israeli Ministry of Communications pursuant to the Communications Law.  We are required by law to have a general license in order to provide cellular communications services in Israel. The Ministry of Communications has broad supervisory powers in connection with the operations of license holders and is authorized, among other things, to impose financial penalties for violations of the Communications Law, the regulations and our licenses. For a description of the principal licenses held by Netvision see below in this Item 4.B under the caption "NETVISION".

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

·
 Prior to operating a network, we are required to have agreements with a manufacturer of cellular network equipment for the duration of its intended operating period,  which must include, among other things, a know-how agreement and an agreement guaranteeing the supply of spare parts for our network equipment for a period of at least seven years; –

·
We are required to interconnect our network to other public telecommunications networks in Israel, on equal terms and without discrimination, in order to enable subscribers of all operators to communicate with one another; we are also required to provide national roaming services to new UMTS operators;

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

In the event that we violate the terms of our license, we may be subject to substantial penalties, including monetary sanctions.  In 2007, the Communications Law was amended  to include an increase in the financial sanctions that may be imposed on us by the Ministry of Communications for a breach of our licenses.  Following the increase, the maximum amount per violation that may be imposed is approximately NIS 1.6 million plus 0.25% of our annual revenue for the preceding year. An additional sanction amounting to 2% of the original sanction may be imposed for each day that the violation continues. In addition, the Ministry of Communications may determine certain service-related terms in our license as “service terms”; the maximum monetary sanctions per violation of a “service term” shall be double the amount of any other monetary sanction set in our license for such a violation per each period of 30 days or portion thereof during which the violation continues. In January 2012, a bill proposing to set gradual financial sanctions on communication operators, for breach of their licenses, the sum of which shall be calculated as a percentage of the operator's income and based on the gravity of the breach, has passed the preliminary stage of enactment in the Israeli Parliament. The adoption of the bill, if adopted, is expected to substantially increase the Ministry of Communications' usage of such sanctions. Substantial sanctions will harm our results of operations.  In the event that we materially violate the terms of our licenses, the Ministry of Communications has the authority to revoke them.

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

Cellular services in Judea and Samaria

The Israeli Civil Administration in Judea and Samaria granted us a non-exclusive license for the provision of cellular services to the Israeli-populated areas in Judea and Samaria.  This license is effective until December 31, 2013. The provisions of the general license described above, including as to its extension, generally apply to this license, subject to certain modifications.

Landline communication services in Judea and Samaria

The Israeli Civil Administration in Judea and Samaria granted us a non-exclusive license for the provision of landline communications services to the Israeli-populated areas in Judea and Samaria.  This license is effective until December 31, 2013. The provisions of the general license described above, including as to its extension, generally apply to this license, subject to certain modifications.

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

Tariff Supervision

Under the Israeli Communications Regulations (Telecommunications and Broadcasting) (Payment for Interconnecting), 2000, interconnect tariffs among landline operators, international call operators and cellular operators are subject to regulation and have been gradually decreased, leading to a material decrease in our revenues.

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

This reduction had a material adverse effect on our results of operation in 2011 which is expected to continue. We have taken and intend to continue to take measures in order to reduce the adverse effects of such reduction, through revenue enhancement as well as cost reduction measures, but cannot offer any assurance that these measures will be successful. For details on the effects of the reduction see Item 5. Operating and Financial Review and Prospects.  – A. Operating Results – Overview –General.

In addition, in 2011, the Ministry of Communications retained an international consulting company in order to provide the Ministry with recommendations regarding  interconnect tariffs payable to land line operators, which is expected to publish its recommendations during the first half of 2012.

 Under these regulations and our license, commencing January 1, 2009, our basic airtime charging units, including for interconnect purposes, were changed from twelve-second units to one-second units. Our general license also prevents us from offering our subscribers pricing plans using airtime charging units other than the basic airtime charging unit.

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

In June 2007, the European Union adopted a resolution to reduce and regulate roaming tariffs.  In August 2008, the Israeli Government adopted a resolution to negotiate a reduction of inbound and outbound roaming tariffs with the European Union and/or members of the European Union or countries frequently visited by Israelis. In November 2008 and again in January 2012 the Ministry of Communications issued a supplemental request for information, following its request in 2007, requesting us to provide information in relation to our roaming services. The requests for information were made in order to evaluate the need for intervention in roaming tariffs. If the Ministry of Communications decides to intervene in the pricing of roaming services, this could reduce the revenues we derive from our roaming services.

In December 2010, the Communications Law was amended to reduce the Early Termination Fees in the cellular market.  In accordance with the amendment, as of February 1, 2011, Early Termination Fees are calculated based on the subscriber's average monthly bill, resulting in a negligible fee. The reduced Early Termination Fees apply to customers with less than a certain amount of phone lines. The reduction applies to existing as well as new pricing plans.  An additional amendment prohibits the collection of the handset's remaining installments in one payment pursuant to early termination. As of January 2011, we changed our new pricing plans so that the majority of which do not include a commitment to a predefined period nor an Early Termination Fee. In August 2011, the Communications Law was amended to annul Early Termination Fees in all other communications markets. In addition, a bill proposing to completely annul Early Termination Fees in relation to new cellular customers with less than a certain number of phone lines has passed preliminary enactment procedures in the Israeli parliament and is expected to be enacted during the first half of 2012. The reduction of Early Termination Fees has led to the offering of packages at lower average revenue per minute and resulted in accelerated price erosion, materially increased churn rate and increased subscriber acquisition and retention costs due to materially increased rate of gross recruitment of subscribers.

In December 2010, the Communication Law was amended to allow national roaming for new operators and Mirs. For additional details see "Additional UMTS operators" below. Following the amendment, if a new operator or Mirs and the hosting operator have not reached an agreement as to the terms of the service (including the consideration), for any reason, until the service is to commence (after certain criteria is met) the service will be provided for the then prevailing interconnect tariff (in case of a call and for data services - 65% of the interconnect tariff per 1 mega) and subsequently (but no later than February 1, 2012) shall be determined by the Ministry of Communications with the consent of the Minster of Finance and applied retroactively. Unfavorable terms and consideration for the service (such as equal or based on the interconnect tariff), may result in material adverse effect on our results of operations. In October 2011, we entered a national roaming agreement with Golan and in September 2011, Mirs entered a national roaming agreement with Pelephone.

Under the Communications Law, in the event that a MVNO and the cellular operator, will not have reached an agreement as to the provision of service by way of MVNO within six months from the date the MVNO has approached the cellular operator, and if the Ministry of Communications together with the Ministry of Finance determine that the failure to reach an agreement is due to unreasonable conditions imposed by the cellular operator, the Ministry of Communications may intervene in the terms of the agreement, including by setting the price of the service. Unfavorable terms and consideration for the service (such as equal or based on the interconnect tariff), may result in material adverse effect on our results of operations. For additional details see "Mobile Virtual Network Operators" below. In 2011 five MVNO's have entered into hosting agreements, one of which (Home Cellular) has entered into an agreement with us.

In December 2010, the Communication Law was amended to prevent any limitation on the usage of any internet service or application, including though differentiating pricing, (network neutrality). In addition, the Ministry of Communications published a hearing regarding VoC license, which among others, notes the Ministry of Communications' intention to require cellular operators to offer "data only" service, at a price not exceeding current data only subscription (such as for modem), including at lower speed rates. Such requirements may adversely affect our results of operations

Permits for Cell Site Construction

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

In March 2010, a new Planning and Building bill, intended to replace the existing Planning and Building law passed the first stage of enactment at the Israeli parliament. If the bill would be enacted, it may have an effect, among others, on current permits for our cell sites, the procedures to receive building permits for our cell sites, the exemption for radio access devices set out in the Communications Law (which the bill proposed to annul),  the scope of our indemnification obligations and the obligation to pay amelioration charge. In this preliminary stage, we cannot estimate what are the chances of its enactment and what would be its effects, if so enacted, on our network and network build-out.

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

National Zoning Plan 36 sets forth the considerations that the planning and building authorities should take into account when issuing building permits for cell sites. These considerations include the satisfaction of safety standards meant to protect the public’s health from non-ionizing radiation emitting from cell sites, minimizing damage to the landscape and examining the effects of cell sites on their physical surroundings.  National Zoning Plan 36 also determines instances in which building and planning committees are obligated to inform the public of requests for building permits prior to their issuance, so that they may submit objections to the construction of a site in accordance with the provisions of the Planning and Building Law. Many local authorities have argued that a building permit issued in reliance on the Plan requires the payment of amelioration charge. The matter was not yet decided by a court of law. Should the matter be decided against us, the costs of constructing a site will substantially increase.

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

Site licensing

We have experienced difficulties in obtaining some of the permits and consents required for the construction of cell sites, especially from local planning and building authorities. The construction of a cell site without a building permit (or applicable exemption) constitutes a violation of the Planning and Building Law. Violations of the Planning and Building Law are criminal in nature.  The Planning and Building Law contains enforcement provisions to ensure the removal of unlawful sites.  There have been instances in which we received demolition orders or in which we and certain of our directors, officers and employees faced criminal charges in connection with cell sites constructed and/or used without the relevant permits or not in accordance with the permits. In most of these cases, we were successful in preventing or delaying the demolition of these sites, through arrangements with the local municipalities or planning and building authorities for obtaining the permit, or in other cases, by relocating to alternate sites. As of December 31, 2011, we were subject to 18 criminal and administrative legal proceedings alleging that some of our cell sites were built and have been used without the relevant permits or not in accordance with the permits. As of the same date, a small portion of our cell sites operated without building permits or applicable exemptions. Although we are in the process of seeking to obtain building permits or modify our cell sites in order to satisfy applicable exemptions for a portion of these sites, we may not be able to obtain or modify them and in several instances we may be required to relocate these sites to alternative locations or to demolish them without any suitable alternative. In addition, we may be operating a significant  number of our cell sites,  in a manner which is not fully compatible with the building permits issued for them, although they are covered by permits from the Ministry of Environmental Protection in respect of their radiation level.  In some cases we will be required to relocate these cell sites to alternative locations, to reduce capacity coverage or to demolish them without any suitable alternative.

Based on advice received from our legal advisors and consistent with most Court rulings on the matter and the Israeli Attorney General opinion on the matter (given in May 2008) that the exemption from obtaining a building permit applies to cellular radio access devices, we have not requested building permits under the Planning and Building Law for rooftop radio access devices.

 Notwithstanding the Attorney General's opinion, in May 2008 the District Court of Tel-Aviv-Jaffa, in its capacity as court of appeals, ruled that our and other cellular operators’ devices do not meet the exemption’s requirements and therefore the exemption may not be relied upon by us and other cellular operators. We and other cellular operators appealed against this ruling to the Supreme Court and the State notified the Supreme Court it concurs with our and another cellular operator’s appeals against the District Court ruling. The State requested that a third operator’s appeal be returned to the District Court for further deliberation on specific questions regarding the interpretation of "rooftop" and the requirement to obtain an extraordinary usage permit in the circumstances of that case in the context of the exemption. Furthermore, in July 2008, a petition seeking to annul the Attorney General's opinion and apply the District Court ruling was filed with the Supreme Court by the Union of Local Authorities in Israel and certain local planning and building authorities which also requested to join our appeal and argue against the position of the State. In June 2009, another petition seeking similar remedies, was also filed with the Supreme Court. The Supreme Court decided to hear both petitions and our appeal together.

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

In September 2009, following publication of the recommendations of an inter-ministry committee established to examine the appropriateness of future application of the exemption, the Attorney General concluded that the application of the exemption does not balance properly the different interests involved and therefore cannot continue. In  March 2010 the Israeli Ministry of Interior Affairs submitted  draft regulations setting conditions for the application of the exemption for the approval of the Economy Committee of the Israeli Parliament. The regulations draft includes significant limitations on the ability to construct radio access devices based on such exemption, including a limitation of the number of such radio access devices to 5% of the total number of cell sites constructed or to be constructed with a building permit in a certain area during a certain period (which will render the construction of radio access devices based on the exemption practically impossible), and circumstances in which a request for a building permit for the radio access device was filed and no resolution has been granted within the timeframe set in the regulations.

In September 2010, the Israeli Supreme Court issued an interim order prohibiting further construction of radio access devices in cellular networks in reliance on the exemption. The interim order, that was issued pursuant to the Israeli Attorney General's request, will be in effect until the enactment of the proposed regulations or other decision by the court. A further decision of the Supreme Court in February 2011, states that the order will not apply to the replacement of existing radio access devices under certain conditions. In September 2011, the Supreme Court allowed Mirs and Golan to construct radio access devices in reliance on the exemption, under certain limitations, until July 31, 2012 and in December 2011 the Supreme Court extended this period with regard to Golan until November 6, 2012. Our application to relax the interim order against us was denied.

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

Several local planning and building authorities argue that Israeli cellular operators may not receive building permits in reliance on the current National Zoning Plan 36, or the Plan, for cell sites operating in frequencies not specifically detailed in the frequencies charts attached to the Plan. In a number of cases, these authorities have refused to issue a building permit for such new cell sites, arguing that the Plan does not apply to such cell sites and that building permits for such cell sites should be sought through other processes (which are longer and cumbersome), such as an application for an extraordinary usage or under existing local specific zoning plans. Since June 2002, following the approval of the Plan, building permits for the Company's cell sites (where required) have been issued in reliance on the Plan. The current proposed draft amendment to the Plan covers all new cell sites requiring a building permit, independently of the frequencies in which they operate. Most of our cell sites and many cell sites operated by other operators, operate in frequencies not specifically detailed in the Plan. The frequencies allocated in the 2011 UMTS tender are also not detailed in the Plan. We believe that the Plan applies to all cell sites, whether or not they operate in specific frequencies, consistent with the practice developed since 2002 and intend to defend our position vigorously. However, we are currently unable to assess the chances of success of the above argument.

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

 In July 2011, an inter ministry team of the Ministries of Communications, Finance, Interior, Environmental Protection and the Anti-Trust Commissionaire, published its recommendations regarding cell site sharing. The recommendations include compulsory cell sites sharing in the construction of new cell sites or modification to existing cell sites which require a building permit (the Ministry of Communications may exempt from the obligation to share cell sites where such obligation poses technological and engineering difficulties), while providing preference and leniencies to the new UMTS operators, as well as the reduction of existing non shared cell sites quantity. These recommendations or similar recommendations, if enacted, would further burden the construction of new cell sites and modifications to existing cell sites, and may adversely effect our existing cellular network, the network build-out and our results of operations.

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

Since January 2006, we have provided approximately 340 indemnification letters in order to receive building permits. In addition, prior to January 2006, we provided three undertakings to provide an indemnification letter to local planning and building committees.  Local planning and building committees have sought to join cellular operators, including us, as defendants in depreciation claims made against them even though indemnification letters were not provided.  We were joined as defendants in a small number of cases, but are not, as of December 31, 2011, a party to any such depreciation claim. We expect that we will be required to continue to provide indemnification letters as the process of deploying our cell sites continues. As a result of the requirement to provide indemnification letters, we may decide to construct new cell sites in alternative, less suitable locations, to reduce capacity coverage or not to construct them at all, should we determine that the risks associated with providing such indemnification letters outweigh the benefits derived from constructing such cell sites, which could impair the quality of our service in the affected areas.

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

Pursuant to the Non-Ionizing Radiation Law, the construction and operation of cell sites and other facilities requires the prior approval of the Ministry of Environmental Protection. The validity of a construction permit will be for a period not exceeding three months, unless otherwise extended by the Commissioner, and the validity of an operating permit will be for a period of five years and we are required to submit to the Commissioner annual reports regarding radiation surveys conducted on our cell sites and other facilities  by third parties that were authorized to conduct such surveys by the Commissioner. Permits that were issued under the Pharmacists Regulations were deemed, for the remainder of their term, as permits issued under the Non-Ionizing Radiation Law. An applicant must first receive a construction permit from the Commissioner and only then may the applicant receive a building permit from the planning and building committee. In order to receive an operating permit from the Commissioner, certain conditions must be met, such as presenting a building permit or an exemption and means taken (including technological means) to limit exposure levels from each cell site or facility (relevant also for the receipt of a construction permit). In April 2010, the Commissioner amended all existing operating permits to include an obligation to provide the Commissioner with online, ongoing data regarding the radiation level on each of the cell sites and other facilities operated by each cellular operator, satisfied by a monitoring system supplied by the Commissioner and installed at the operator's premises. We provide the Commissioner with the requested data. See “Site licensing“ above for additional details in regards to obtaining a building permit or relying on an exemption.

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

In December 2008, the Minister of Environmental Protection signed the Non-Ionizing Radiation Regulations, which did not include a section setting additional restrictions in relation to the operation of cell sites and other facilities, which was included in a previous draft of the regulations. This section is pending approval by the Internal Affairs Committee of the Israeli Parliament. Further, in February 2010, the Minister of Environmental Protection published a proposed amendment to the Non-Ionizing Radiation Law, aiming to cancel the requirement to obtain the Minister of Communications' approval to the Non-Ionizing Radiation Regulations, where such regulations may have a substantial and direct effect on the monetary burden imposed on the communication market, as is required under the current law.

In October 2010, a bill amending the Non-Ionizing Radiation Law so as to prohibit the grant of permits under such law for the construction and operation of cell sites situated within 75 meters from certain institutions, passed a preliminary phase of enactment in the Israeli Parliament. According to the bill, such permits granted prior to the enactment of the bill shall expire within 6 months from its effective date. If restrictions similar to those included in the previous draft of the Non-Ionizing Radiation Regulations (which included additional restrictions on the operation of cell sites and other facilities) or the proposed change to the Non Ionizing Radiation Law are subsequently adopted, they will, among other things, limit our ability to construct new sites (and if applied to existing cell sites, they will also limit our ability to renew operating permits for many of our existing sites), will adversely affect our existing networks and networks build out, specifically in urban areas, and could adversely affect our results of operations.

Handsets

The Israeli Consumer Protection Regulations (Information Regarding Non-Ionizing Radiation from Cellular Telephones), 2002, regulate the maximum permitted level of non-ionizing radiation from end-user cellular phones that emit non-ionizing radiation, according to the European standard, for testing GSM devices, and the American standard, for testing TDMA and CDMA devices. They also require cellular operators to attach an information leaflet to each cellular phone package that includes explanations regarding non-ionizing radiation, the maximum permitted level of non-ionizing radiation and the level of radiation of that specific model of equipment. The Radiation Regulations further require that such information also be displayed at points-of-sale, service centers and on the Internet sites of cellular operators.

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

Royalties

Under the Communications Law, the Israeli Communications Regulations (Royalties), 2001, and the terms of our general license from the Ministry of Communications, in 2011 we were required to pay the State of Israel royalties equal to 1.75% of our revenues generated from telecommunications services, less payments transferred to other license holders for interconnect fees or roaming services, sale of handsets and losses from bad debt.  The rate of these royalties has decreased in recent years, from 4.5% in 2002, to 4% in 2003, to 3.5% in 2004 and 2005, to 3% in 2006, to 2.5% in 2007, to 2% in 2008, to 1.5% in 2009 and 1% in 2010 and thereafter. A public committee appointed by the Ministry of Communications to review various issues in the Israeli communications market published its recommendations in March 2008, including a recommendation that our obligation to pay royalties be annulled no later than 2012 (subject to Israeli corporate income tax reduction between 2008 and 2012). However, in January 2011, these regulations were amended to increase the royalties payable regarding cellular operations only, for the year 2011 and 2012, commencing January 19, 2011, from 1% in 2010, to 1.75% in 2011 and 2.5% in 2012, unless the Ministry of Communications has notified that an additional UMTS operator has commenced providing service through national roaming services or that MVNO operators have gained 5% market share. This change will not apply to MVNOs and holders of a special general license for the provision of landline services. In March 2011, we, Pelephone and Partner have filed a petition with the Israeli Supreme Court against the Ministries of Finance and Communications in that regard. In July 2011 the  State announced it accepts the Supreme Court's  suggestion to set the royalties' rate to 1.75% in 2011 and 2012 (subject to the above conditions) and to 0% starting 2013. The state reserved its right to charge royalties or other payments by primary legislation. An amendment to the regulations requires the approval of the Israeli Parliament.

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

To date the Ministry of Communications granted nine MVNO licenses to Free Telecom, Ituran, Rami Levy, Bynet, Home Cellular, T2T and Alon Cellular. A ninth licensee has returned its license. Five MVNOs entered hosting agreements with cellular operators: Free Telecom with Pelephone,  Rami Levy with Pelephone, Ituran with Pelephone and Partner, Home Cellular with us and Alon Cellular with Partner. Rami Levy commenced operations during December 2011 and the other four are expected to commence operations in the first half of 2012. For additional details see "Item 4. B. – Business Overview – The Telecommunications Industry in Israel – Cellular services".

Additional UMTS Operators

In September 2010, the Ministry of Communications published a UMTS spectrum tender for two additional UMTS operators (the general principles of which were published in October 2009). Participation in this tender was allowed only to new operators and Mirs. Mirs (in April 2011) and Golan (In December 2011) were awarded the new UMTS frequencies.  Golan was awarded a general license for the provision of cellular services and Mirs' current license was amended. Mirs and Golan committed to pay license fees in the amount of approximately NIS 700 million and NIS 360 millions, respectively, after the lapse of 5 years from the grant date of the UMTS license which may be reduced up to a minimal license fee of NIS 10 million by one seventh of the sum, for each 1 percent of market share gained by each in the private sector during such 5 years period. Mirs and Golan  were awarded certain additional benefits and leniencies, such as a prolonged timetable for network coverage completion and the right to use national roaming through cellular operators' networks.  The expected entrance of additional UMTS operators is expected to further increase competition in the market and could materially adversely affect our results of operations.

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

In October 2011, we entered a national roaming agreement with Golan, under which we will provide Golan national roaming services and cell site sharing privileges.

 See "Site Licensing" above for the recommendations of an inter-ministry team regarding compulsory cell site sharing, including providing preference and leniencies to the new UMTS operators.

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

As a result of this change, in February 2011, the Ministry of Communications approved the acquisition of Smile Telecom by Partner, subject to the structural separation of the long distance operation until the aforementioned conditions are met, and the acquisition was completed in March 2011. Similary, in July 2011, the Ministry of Communications approved our acquisition of Netvision subject to the same conditions, and the acquisition was completed in August 2011.

In December 2011, a formal notification was published in the Israeli Official Gazette  announcing that Rami Levy, an MVNO operator, commenced its operations in December 2011. Following such announcement, the structural separation required by the  Ministry of Communications was lifted.

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

Securities Administrative Enforcement

An amendment to the Israeli Securities laws, which came into force in January 2011, established administrative enforcement measures for the handling of certain violations of certain securities and securities-related laws supervised by the Israeli Securities Authority, or ISA. This amendment allows the ISA to impose various civil enforcement measures, including financial sanctions, payment to the injured party, prohibition of the violator from serving as an executive officer for a certain period of time, annulment or suspension of licenses, approvals and permits granted under such laws and agreed settlement mechanism as alternative for a criminal or administrative proceeding. In case of a violation by a corporation, the amendment provides for additional responsibility of the chief executive officer in some cases, unless certain conditions have been met, including the existence and implementation of procedures for the prevention of the violation. The Company is in the process of examining its procedures for the prevention of such violations.

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

In 2011 we continued to contribute to the community with a specific focus on our "Cellcom Volume" youth centers initiative. In addition to promoting Israeli music and artists and providing our customers with Israeli music through a variety of musical content, we have contributed to the creation of "Cellcom Volume" youth centers in various locations throughout Israel, in which we provide young people resources related to music, including music classes, facilities to bands and choirs for rehearsals and recording studios. During 2011 we opened an additional center in Israel, as we believe music is a language which connects and bonds different people together. As of December 31, 2011, we had eleven "Volume Centers" and five “mini Volume Centers” active throughout the country. Our employees volunteer regularly in these centers as well as with other community projects.

In addition to our contribution to the build-up and strengthening of the community, through activities such as our "Cellcom Volume" youth centers, we make financial donations to other worthy causes and entities. In August 2006, our Board of Directors determined our donation policy to be at an amount equal to up to one percent of our annual net income. In 2011 we donated a total sum of approximately NIS 6.2 million, including our contribution to the community.

We are aware of the importance of environmental protection. Accordingly, while providing quality products and services to our subscribers, we seek to operate responsibly to continuously reduce negative impacts on the environment and the landscape, aiming at a better environmental performance than required by local law. We dedicate personnel, funds and technologies to improve our performance, strive to achieve an efficient deployment of infrastructure subject to the applicable standards, and cooperate with the local authorities. We constantly monitor our environmental performance and aim to reduce our ecological footprint, through activities such as recycling, reduction of paper usage by managed printing, reduction of pollutants' emissions and energy usage as well as activities aimed at allowing our subscribers to better protect the environment, such as collecting used batteries, sending subscribers their monthly bill for our services and other correspondence from us via e-mail in lieu of regular mail, transfer to usage of environment friendly raw materials and separation between different types of waste in our repair services. In 2010, we entered into an agreement for the future purchase of electricity to be produced by a private natural gas based power station.

NETVISION

General

On August 31, 2011, we completed the acquisition of 100% of the share capital of Netvision through a merger transaction.  Netvision was founded as an Israeli company in 1994 and became a public company following its initial public offering on the TASE in 2005. In our description of Netvision's business, the term "Netvision" refers to Netvision and its subsidiaries.

 Netvision is a leading company in the Israeli communications market and is engaged in two primary businesses through its wholly owned subsidiary 013 Netvision Ltd., or 013 Netvision: provision of internet connectivity and related services (ISP); and provision of telephony services consisting mainly of international calling services, operator services, teleconferencing services and landline telephony services. In addition, Netvision is engaged is additional activities such as internet content services and custom internet applications.

ISP Business

General - The provision of internet connectivity services is one of Netvision's primary businesses. Netvision is a leading provider of internet connectivity services. The Israeli internet market is characterized by a separation between the internet infrastructure providers and the internet connectivity service providers. Consequently, the internet customer is required to enter into a contractual arrangement with both of these providers. The infrastructure provider is responsible for the connection of the customer from his computer or other device to the infrastructure provider's operator. The internet service provider (such as Netvision) is responsible for providing access to the customer from the infrastructure provider's operator, through its own operator, to the local and global internet network. Currently, there are two main internet infrastructure providers having landline infrastructure for the private sector in Israel: Bezeq and Hot. Netvision's internet infrastructure is currently comprised of connectivity sites in two locations in Israel (Haifa and Petah-Tikvah), which provide Netvision's customers, through overseas connectivity points in New York City, London and Frankfurt, with connectivity to the global internet network. This internet infrastructure contains backup capability in order to ensure continuity of service.

Services and Products – Netvision's main service provided to its internet subscribers is internet connectivity service and related services and products, as well as bundles of its services, including  bundling with other companies' products or services.

In addition, Netvision offers its internet subscribers value added services, such as data protection services to its private subscribers and connectivity integration solutions and global communications solutions to its business customers, including firewalls, anti-virus and anti-spam software, overseas internet connectivity services and server hosting services. In addition, Netvision provides through one of its controlled subsidiaries, ISP services which also offers the ability to filter the content viewed by the internet user; this service is targeted mainly to the orthodox religious sectors in Israel.

Netvision is constantly considering and evaluating the possibility of introducing additional products and services to its customers.

The Israeli ISP market is characterized by rapid technological changes, both in terms of the bandwidth offered to customers, as well as terms of expansion of the list of products and services offered.  For developments in the Israeli internet infrastructure sector such as the entrance of new players into this sector, including our Company, see this Item 4.B above under "The Telecommunications Industry in Israel – Wireline Services - Broadband and Internet Services".

Suppliers – In the course of engaging in its ISP business, Netvision has entered into agreements with various suppliers, the principal of which are the following:

Netvision entered into a number of agreements with Mediterranean Nautilus Ltd. and Mediterranean Nautilus (Israel) Ltd., or collectively Med Nautilus, during the years 2003 through 2011. Med Nautilus is the owner of the principal communication infrastructure which connects the Israeli internet network to the "entry points" of the global internet network via an underwater communications cable (two additional cables were recently laid, one  of them by one of Netvision's competitors – Bezeq International). Pursuant to its agreements with Med Nautilus, Netvision purchased rights of use, or IRU, of certain telecommunications capacities on Med Nautilus' communication cables, as well as maintenance and operation services relating to these cables. The agreements include options pursuant to which Netvision may expand the purchased capacity. The terms of these agreements may be subject to regulatory intervention. See additional details under "Item 3.  Key Information - Risk Factors – Risk Factors Related to our wholly owned subsidiary Netvision - Netvision is exposed to risks relating to network infrastructure and is dependent on services it receives from its external suppliers". The term of the agreement with respect to part of the capacity purchased from MedNautilus is until May 2027. Netvision has the option to terminate agreements with respect to parts of the capacity in 2017 and 2022.  See "Competition" below for possible regulatory intervention is these agreements.

Netvision entered into agreements with Bezeq and Hot, the primary internet infrastructure providers in the Israeli market. Netvision is dependent upon these suppliers since without their infrastructure Netvision would be unable to provide its ISP services to its customers. Due to the increase in customer demand for broadband width in recent years, Netvision is required from time to time to increase the capacity it purchases from Bezeq and Hot. During 2010, Netvision applied to the Ministry of Communications' intervention in the prices charged by Bezeq and Hot in consideration for connectivity services to their infrastructure. Following that petition, in 2010 Netvision and Bezeq entered into a new agreement that regulates the provision of the internet infrastructure services by Bezeq to Netvision, which was updated in 2011. Under this agreement with Bezeq, Netvision is required to purchase minimum bandwidth capacities in consideration to a price that reflects a considerable decrease in comparison to the previous price per giga-byte unit. The 2010 agreement with Bezeq, as updated in  2011, is valid until  2014.

In 2011 Netvision entered into an agreement with Cisco Systems, Inc., or Cisco, effective until 2013. Cisco provides Netvision maintenance and advanced services for its IP network equipment; in addition, Netvision sells various Cisco products to its customers.

Netvision uses several supporting systems for the provision of service to its customers, including communications infrastructure by Nortel (see additional details under "Telephony Business – Suppliers" below), customer relations management system by PeopleSoft supported by Matrix for Oracle, inventory and suppliers management system by Priority/Eshbel, billing system by CBP supported  internally and by Intec, financial system by Coda and infrastructure integrations system by Microsoft BizTalk.

Sales and Marketing and Customer Care – Netvision conducts its sales and marketing activities in the ISP business through various channels, including media advertising in newspapers, internet and television, concentrated sales campaigns, telemarketing to potential customers, as well as targeting existing customers by offering them upgrades to existing subscription programs and value added products and services. In addition, Netvision regularly collaborates with other telecommunication providers (including Bezeq and Hot) in order to offer service packages to existing and potential customers.

Netvision's customer care center is located in Haifa, providing technical and support services, billing and general information, by specializing representatives as well as installation services provided by technicians teams at the landline customers' premises.

Competition - The Israeli ISP market is highly competitive and saturated and ischaracterized by relatively low entry barriers. Competition among the various players concentrates mainly on the ability to offer high-speeds of internet connection and on pricing. Although the provision of ISP services requires obtaining a license from the Ministry of Communication, the Ministry's policy is liberal in granting ISP licenses. As a result, as of the date of this report, there are a few dozen holders of ISP licenses in Israel, though most of them do not hold significant market shares. Entry into the ISP market requires, however, incurring substantial penetration costs associated with the formation of ISP infrastructure, support systems, customer care systems and marketing channels. Due to such penetration and the other ongoing costs of operating ISP service, profitability in the ISP market usually requires creation of a broad customer base.

The key success factors in the ISP market are brand recognition and reputation, advanced and updated technological capabilities, available bandwidth, high levels of customer care service, the ability to constantly develop innovative products and services and complementary products and services, competitive pricing, achieving and maintaining customer loyalty, and strategic cooperation with strong local and international corporations.

Netvision's main competitors in the ISP market are Partner (through its wholly-owned, recently-acquired subsidiary Smile Telecom), Bezeq (through its wholly owned-subsidiary Bezeq International) and Hot (through its wholly owned-subsidiary Hotnet).

In 2010, the Ministry of Communications amended Bezeq's and its subsidiaries licenses to allow them to offer bundles of services to private customers, under certain limitations, including that each of the services in the Bezeq bundle would be available for sale separately under the same terms as in the bundle, and the requirement that Bezeq allows its competitors to participate in a similar bundle - if includes ISP, VOB or ILD services - under the same terms and equally markets such bundles as its own bundle (the second requirement does not apply to the sale of the bundle by a subsidiary of Bezeq). In 2010 Bezeq began offering bundles of ISP services, internet infrastructure services and landline telephony services. This led to a decrease in the prices of the ISP services sold in the bundle. In February 2011, the Ministry of Communications published a hearing regarding the amendment of Bezeq's and its subsidiaries licenses to allow the offering of such bundles to business customers as well. At the end of 2010, Hotnet, a subsidiary of Hot, received an ISP license under structural limitation from the other Hot group entities (similar to the structural limitation in the Bezeq group) and Hot was also allowed to offer bundles of services including ISP services, under similar limitations as Bezeq, with respect to the ISP service component of the bundle. In February 2012  Hot  began offering ISP services and has done so at tariffs significantly lower than market prices or at prices which would be lower than our costs and Bezeq also significantly lowered its internet infrastructure services tariffs to end-users. Netvision believes there is cause for regulatory intervention and has appealed to the regulators to intervene, but cannot predict the outcome of such appeals. This is expected to result in a further decrease in ISP service prices and lead to increased demand for greater bandwidth and would require Netvision to significantly increase the capacity it purchases, significantly increasing its expenses in purchasing capacity from Bezeq and Hot, while its revenues could decrease. This could have a material adverse effect on Netvision's results of operations. Also, in recent years, cellular operators started providing ISP services via wireline and wireless networks.  The offering of bundles of services and entry into the ISP market of these players, who have a broad customer base and a wide offering of communication services, could further intensify the competition in this market and adversely affect Netvision's results of operations. In addition, the reduction of the early termination fees by the Ministry of Communication that was implemented in the ISP market during 2011 has increased and is expected to continue to increase the competition in the market. See also “Item 3. Key Information – D. Risk Factors - Risks Related to our wholly owned subsidiary Netvision - Changes in the regulatory environment could adversely affect Netvision's business”.

In late 2011 and early 2012, two additional underwater cables that could serve as an alternative to Med Nautilus were deployed. In addition, proposed regulation published for public comments by the Ministry of Communication on November 2011, proposes certain limitations on the terms of agreements with Med Nautilus, which will, among others, limit the discounts and capacity Med Nautilus may provide. While the deployment of additional underwater cables could improve the competition in the ISP market, as ISP providers will be able to find alternatives to Med Nautilus, which could lead to a decrease in the pricing of the global internet connectivity services provided to Israeli ISP providers, Bezeq International's deployment of one of them and adoption of the proposed regulatory changes might harm Netvision's results of operations and competitive position as it could force ISP providers other than Bezeq International to purchase capacity on less favorable terms and prices, and more so in comparison to Bezeq International. In addition, the Electric Company's initiative, intended to enable use its optic fiber infrastructure for the provision of broadband transmission services,  would improve Netvision's competitiveness in the ISP market as this is likely to reduce its dependency on Bezeq and Hot as internet infrastructure providers. For additional details see  this Item 4.B above under  "- The Telecommunications Industry in Israel – Wireline Services - Broadband and Internet Services" and "– Government Regulations – Competition".

Regulation and Licenses – A major part of Netvision's ISP operations is subject to regulation by the Israeli Ministry of Communications pursuant to the Communications Law, including through its ISP license.

The provision of ISP and related services requires a license. Netvision was granted three ISP licenses, one to its wholly owned subsidiary 013 Netvision , one to its controlled subsidiary Internet Rimon, and third was granted to 013 Netvision by the Israeli Civil Administration in Judea and Samaria in respect of this territory. The licenses are valid through April 2012, May 2012  and August 2012 respectively. Netvision estimates that it will be able to renew these licenses without undue burden.

Under its ISP licenses, Netvision is required to maintain a minimum standard of customer service, is prohibited to condition the use of its services by the customer on the customer's having to be connected to a portal designated by it, and is generally prohibited from discriminating among subscribers in terms of service packages offered and pricing. Netvision is also required to inform its customers regarding the main features of the service provided, including commencement date of service, the consideration paid by the customer, quality standards, and maintenance details, and details about the possibility of email address portability.

Under its ISP licenses, Netvision may not transfer or encumber any of its licenses' related assets, without the prior written approval of the Ministry of Communication. The license may be terminated in case that Netvision fails to provide information or provides false information or in case it is engaged in anticompetitive practices in the communications market, subject to certain terms. The licensee is required to provide the Ministry of Communications with certain reports and is required to cooperate with the supervisory bodies of the Ministry of Communication.

In  August 2011, the Communications Law was amended pursuant to which the Early Termination Fees in the ISP market were annulled, which led to an increase in competition, churn rates and rate of gross recruitment of subscribers and price erosion. Further intervention by the Ministry of Communication in the ISP market, including by means of granting additional ISP licenses and setting their terms and conditions, change or annulment of the structural separation currently in place for the Bezeq and Hot groups, permitting the bundling of certain services and intervening in the purchasing of global internet connectivity, could have a material adverse effect on Netvision's ISP business.

Telephony Business

General - The provision of telephony services is one of Netvision's primary businesses. Netvision's services in its telephony business consist mainly of the following:

·	Provision of international calling services, or ILD services;

·	Provision of landline telephony services, including teleconferencing services; and

·
Sales of telephony equipment (including switchboards, telephones and communication switches), and operation and management of voice communication systems and data communications systems, including maintenance and support of telecommunication systems.

ILD services enable an end user (whether in Israeli or overseas) to conduct a telephone conversation with an end user located elsewhere in the world. These include calls (including cellular calls) from Israel to various destinations abroad as well as call (including cellular call) completion services to overseas operators transferring a call to Israel; transferring international calls between operators and signaling services to local and foreign cellular operators to allow roaming.

Netvision is a major player in the Israeli ILD market. As a result of a regulatory change that was adopted by the Israeli Ministry of Communication in February 2011, pursuant to which cellular operators were permitted, under certain conditions, to have significant influence over an ILD operator, we were permitted to acquire Netvision in 2011. This regulatory change also enabled the acquisition of Smile by Partner. For further details, see this Item 4.B above under "- Government Regulation – Long Distance Services". In recent years, the ILD market has witnessed a development of and an increase in the use of technologies that can serve as substitute to the traditional ILD services, including voice over IP technologies offered by companies such as Skype. This trend has resulted in a continual decline in the overall use of traditional ILD services. Further developments and penetration of such technologies into the Israeli ILD market could have a material adverse effect on the financial results of Netvision's ILD business.

Landline telephony service enables an end user to conduct a telephone conversation with another end user who uses either another landline or a cellular telephone or computer, either in Israel or overseas.

Services and Products – Netvision's principal service in the ILD market is the provision of outgoing and incoming telephone calls to and from substantially worldwide coverage. Netvision provides these services mostly to post-paid customers, but also to pre-paid customers mainly through the sale of calling cards. Most of the customers of the pre-paid services are foreign workers who work in Israel. In addition, Netvision provides "hubbing" services to non-Israeli international operators. Hubbing services are bridging services between two non-Israeli international operators. Such services are provided by Netvision where there is no direct connection between two non-Israeli international operators or where pricing differences in different locations make such bridging service desirable. The hubbing service market has been growing in the past few years because of the development of the international dialing market and because of the development of the corresponding arbitrage market on which various international operators trade international dialing capacities. In addition, Netvision provides "signaling" services to cellular operators who use roaming services. A cellular handset located out of its home network needs to "signal" its location to the hosting network in order to enable the cellular subscriber to get roaming services. Netvision provides these services to the cellular operators in Israel (including us), as well as to foreign cellular operators with respect to their customers when they visit Israel.

Netvision's principal service in the wireline market is the provision of basic landline telephony services (usually by VOB technology, but also by other traditional technologies, including time-division multiplexing, or TDM). Netvision offers these services to both business and private customers. In addition, Netvision offers switchboard equipment sales services, voice and data systems' sales and operation services, and teleconferencing services and communications solutions to business customers.

Suppliers – Netvision's principal suppliers in the telephony market are the following:

Bezeq, Hot and cellular operators: Under the Communication Law and licenses, all operators are required to interconnect their network to other public communications networks in Israel, on equal terms and without discrimination in respect of other operators. Netvision has entered into interconnect agreements with Bezeq, Hot and the cellular operators, for facilitating international traffic between Netvision's network and the other networks, as well as for billing and collection services for Netvision services, for certain customers. Substantially all of Netvision's traffic requires interconnections with these operators, as substantially all such traffic requires interconnection with them and is dependant on its availability and quality.

Most of the international dialing traffic between Israel and the rest of the world is conducted through the underwater communications cable of Med Nautilus. For further details on the agreements between Netvision and Med Nautilus, see above in the description of Netvision's ISP business under "Netvision - ISP Business - Suppliers".

Netvision has also entered into agreements with more than 100 foreign carriers. These agreements regulate and facilitate the ILD services of Netvision, as well as its international voice hubbing services.

Netvision entered into an agreement with Nortel Networks Israel (Sales and Marketing) Ltd., or Nortel in this section, in June 2004, for the provision of Netvision's international communication switch, on which Netvision bases its ability to provide international calling service, as well as related equipment and services. From 2010, Geneband Inc. (which acquired Nortel's relevant business) provides Netvision with support and maintenance services for the equipment provided under this agreement.

Netvision has entered into an agreement with ECI Telecom Ltd. for the provision of transmission switches by ECI Telecom among the various location sites of Netvision in Israel and overseas, used for its ISP operations. Netvision is obligated to purchase maintenance services from ECI until 2012. Under the maintenance agreement, ECI's liability is generally limited to direct damages and the lesser of the total consideration paid or $200,000.

Sales and Marketing and Customer Care – The sale and marketing of Netvision's telephony products and services is conducted mainly through media advertising, primarily radio and television, but also through direct means such as telemarketing, mail and email campaigns. In addition, Netvision offers its telephony products and services on a non-exclusive basis through various retailers, through outsourced telemarketing centers and through distributors. Marketing to business customers is conducted also by approaching potential customers (including developers of large commercial real estate projects), participation in tenders (especially for maintenance and support services), through labor unions and targeted marketing campaigns and sponsorships.

Netvision's customer care centers provide its telephony services customers the same range of services provided to its ISP customers.

Competition –The Israeli ILD market is highly competitive, and the competition in the market is based mainly on the operator's ability to offer attractive pricing. The price of the international call is influenced also from the call completion tariff paid to the operator in the call's destination country, increased competition in the destination country leads to a decrease in tariffs for calls to those destinations and influence an increase of the quantity of minutes made to those destinations. The Israeli landline market is currently dominated by Bezeq (which is a monopoly in this market) and by Hot, currently the only two landline carriers with full scale landline infrastructure, but certain technological and possible regulatory changes could increase competition in this market. Recent regulatory changes in the telephony market such as the annulment of Early Termination Fees, which applies to existing as well as new pricing plans in November 2011 as well as the regulatory change that enabled cellular operators to have a significant influence over ILD operators have increased and are likely to intensify competition even further as transfer barriers between service providers have been significantly eased and the various communication groups in the market are competing for the opportunity to offer potential and existing customers a "one stop shop" of communication services.

The Israeli landline market has been dominated for many years by Bezeq, a monopoly which held as of December 31, 2011 a market share of  69% in the private landline sector and a market share of 79% in the business landline sector. In recent years, Hot, entered this market and was allowed to bundle its landline service together with its internet infrastructure service and its multi-television service. See Netvision – ISP business – Competition" above for details regarding service bundles.  Bezeq and Hot are currently the only landline carriers having full scale landline infrastructure. Recent technological and regulatory developments have enabled landline carriers which do not have a landline infrastructure, including Netvision, to enter the landline market. Netvision commenced its landline telephony services in 2008 using Voice Over Broadband, or VOB, technology, and expanded this business during 2009 through 2011. Netvision is investing substantial efforts and resources in increasing its reach into the Israeli landline market, and predicts that in the long-run its landline business will contribute to its results of operations, to its brand recognition and to enhancing customers' loyalty. We believe that Netvision's penetration into the landline business could be an important element in our ability to offer comprehensive service packages to its subscribers.

The key success factors in the telephony market are competitive pricing, which are updated constantly, brand recognition and reputation, advanced and updated technological capabilities, reliable network and high levels of maintenance,  high quality of human resources including customer care services, and the ability to develop comprehensive products and services packages, to build a substantial customer base, to enhance customers' loyalty and the ability to face competition. In addition, the ability to develop strong strategic relations with foreign international dialing carriers and continuous agreements with them are also key elements in the ILD market.

In recent years, the use of alternative telecommunication technologies such as voice-over-IP has resulted in downsizing of the telephony market, especially the ILD market. This trend is expected to continue in the future.

Netvision is a leading service provider in the Israeli ILD market. As of the date of this report, there are several  ILD operators in the Israeli market. Netvision's main competitors in this market are Bezeq (through its wholly owned subsidiary Bezeq International), Partner (through its wholly owned subsidiary Smile Telecom) and additional competitors include Xfone, Telzar (commenced operation in 2011) and Hilat (commenced operations in 2012).

Netvision estimates that its current market share in the Israeli landline market is not material. Netvision's main competitors in the landline market are Bezeq and Hot, as well as Partner (through Smile Telecom) and Bezeq International. To our knowledge, Bezeq remains a monopoly in the landline market.

The development of a wholesale wireline services recommended in October 2011  by the public committee appointed by the Ministry of Communications, if and when made available, will enhance Netvision's ability to compete and allow us and Netvision (as well as our competitors) to provide a wider selection of services at low cost, specifically in relation to residential landline services which is currently non-material and generating negative net-income. The proposed changes to the structural separation limitations in the Bezeq group and the supervision on Bezeq tariffs, or anti-competitive behavior if not prevented by the regulators, however, could adversely affect Netvision's ability to compete with Bezeq and Hot in general, and in the landline market in particular and may have a material adverse effect on Netvision's results of operation. For details see also “Item 3. Key Information – D. Risk Factors - Risks Related to our wholly owned subsidiary Netvision - Changes in the regulatory environment could adversely affect Netvision's business” and "Item 4. Information on the Company – Government Regulations – Competition".

Regulation and Licenses – Netvision's operations in the telephony business are subject to regulation, mostly pursuant to the provisions of the Communications Law and the regulations promulgated thereafter, the Communications Regulations (Telecommunication and Broadcasting) (Procedures and Conditions for the Receipt of General License for the Provision of the International Telecommunication Services) – 2004, or the ILD Regulations, with respect to its ILD  business, and to the provisions of its ILD licenses, and the Communications Regulations (Telecommunication and Broadcasting) (Procedures and Conditions for the Receipt of General unique License) – 2004 with respect to its VOB services and the provisions its landline licenses and its 'network ending point' license.

Netvision's main ILD license is held by its wholly owned subsidiary 013 Netvision and expires on May 2025, and its main landline license is held by another wholly owned limited partnership  Veidan Teleconferencing Solutions LP, or Veidan, and expires on March 2026. Each of the licenses may be extended by the Ministry of Communications for successive periods of ten years, provided that Netvision has complied with each such license and applicable law, respectively, has continually invested in the improvement of its services and network pursuant to such license and has demonstrated the ability to continue to do so in the future.

The main provisions of Netvision's principal ILD and landline licenses are the following:

·
The license holder is required to interconnect its network to other public telecommunications networks in Israel, on equal terms and without discrimination, in order to enable subscribers of all operators to communicate with one another;

·	The license holder may not take any action or be party to any arrangement which might adversely affect competition in the market;

·
The license holder is required to, among other things, maintain a minimum standard of customer service, including, among other things, establishing call centers and service centers, maintaining a certain service level of its network, tariffs setting and updating and protecting the privacy of subscribers;

·
The licenses or any part thereof may not be transferred, pledged or encumbered without the prior approval of the Ministry of Communications. The licenses also set forth restrictions on the sale, lease or pledge of any assets used for implementing the licenses;

·	Pursuant to theses licenses and the Israeli Communications Regulations (Royalties), 2001, the license holders are required to pay the State of Israel royalties equal to 1% of their eligible revenues;

·
The license holders are required to obtain insurance coverage for their activities pursuant to theses licenses. In addition, the licenses impose statutory liability for any loss or damage caused to a third party as a result of establishing, sustaining, maintaining or operating the license holder's network. The license holders have further undertaken to indemnify the State of Israel for any monetary obligation imposed on the State of Israel in the event of such loss or damage.  For the purpose of guaranteeing our obligations under theses license, Netvision deposited bank guarantees for this liability under the ILD and landline licenses  in the amounts of $9 million and $11 million, respectively, with the Ministry of Communications, which may be forfeited in the event that the license holder violates the terms of its license.

·
The transfer or pledge of means of control in the license holder is prohibited without the prior written consent of the Ministry of Communications, if, as a result of such transfer, a person becomes a 5% holder or more in the license holder.

In addition, the ILD Regulations impose certain restrictions on cross-ownership in ILD operators, such as the prohibition on landline operators or holders of material international transmission infrastructure or on persons in which an ILD operator holds 5% or more from holding an ILD license. There are additional restrictions on cross-ownership in ILD operators under the ILD Regulations, which may be waived by the Ministry of Communication on grounds of public welfare or encouragement of competition in the communications market. For a regulatory change that was adopted by the Israeli Ministry of Communication in February 2011, pursuant to which cellular operators were permitted, under certain conditions, to have significant influence over an ILD operator, and pursuant to which we were permitted to acquire Netvision in 2011 (and also enabled the acquisition of Smile by Partner), see this Item 4.B above under "- Government Regulation – Long Distance Services".

In addition to its principal landline telephony license, Netvision (through its wholly owned limited partnership Veidan) received from the Israeli Civil Administration in Judea and Samaria a license for the provision of landline services to the Israeli-populated areas in Judea and Samaria.  This license is effective until October 2017 and  Netvision estimates that it will be able to renew these licenses without undue burden. The provisions of the principal landline license described above, generally apply to this license, as well, subject to certain modifications.

In addition to its principal ILD license, Netvision (through its wholly owned subsidiary 013 Netvision) received from the Israeli Civil Administration in Judea and Samaria a license for the provision of ILD services to the Israeli-populated areas in Judea and Samaria.  This license is effective until August 2018 and Netvision estimates that it will be able to renew these licenses without undue burden. The provisions of the principal ILD license described above generally apply to this license, as well, subject to certain modifications.

In addition to its ISP, ILD and landline licenses, Netvision holds (through its wholly owned subsidiary 013 Netvision) a 'network ending point' license to mainly install and maintain telecommunication equipment at a customer's premises or the licensee's premises, which include telephones, switchboards, telephony cables and related equipment as well as enables Netvision to connect a customer premises ,through other license holders, to the public landline network. The license is valid until July 2012 and can be renewed subject to certain conditions, including the license holder's compliance with the terms of the license.

In addition, as a service provider, Netvision is subject, like us, to the general legislation governing relations between vendors and consumers, including the Consumer Protection Law, 1981.

In August 2011, the Communications Law was amended pursuant to which the Early Termination Fees in the ILD and in the landline telephony market were annulled, which led and is expected to continue to lead to an increase in competition, churn rates and rate of gross recruitment of subscribers and price erosion.

In December 2011, the Ministry of Communications published a hearing regarding a proposed cancellation of the 'ADSL only' service and requiring Bezeq to set a unified tariff for ADSL services, whether the customer purchases another service form Bezeq or not, such tariff to include the relative cost of the access service.  If such change was adopted, it would facilitate Netvision's competitive standing in the landline market as it would allow the reduction of the access service costs.

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

Netvision and 013 Netvision, our wholly owned subsidiary and wholly owned indirect company, respectively, incorporated in Israel, are our only significant subsidiaries.

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

Central Laboratory

In October 2010, we entered into a long-term agreement for the enlargement of our current techno-logistic center, including our new central laboratory, in Netanya, Israel, and the lease thereof.  The leased property covers approximately 11,000 square meters.  The lease is for a term of ten years from August 2011 and is renewable for an additional period of 5 years, at our option. In case we do not exercise the option we shall be required to pay approximately NIS 11 million.

Netvision Properties

Netvision leases two main properties in Israel: one in Haifa and the other in Rosh-Ha'ayin. Netvision uses these properties for its offices, for its call centers, and for its network servers, as well as for equipment storage and until December 2011, has used them as headquarters as well. The Haifa lease covers approximately 8,900 square meters, is in effect until April 2017, and may be terminated by Netvision in April 2015 subject to prior notice. The Rosh-Ha'ayin lease covers approximately 8,400 square meters, is in effect until

December 2019, may be terminated by Netvision as of May 2013 by written notice and a certain compensation. Netvision intends to sublease part of the property in Rosh-Ha'ayin and is considering its steps regarding the property in Haifa.

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

Service centers, points of sale and cell sites

As of December 31, 2011, we leased approximately 75 service centers, points of sale and other facilities (including those operated by our wholly owned dealer), which are used for marketing, sales and customer service. Lease agreements for our retail stores and service centers are generally for periods of two to three years, with extension options that vary by location.

In addition, we lease from various parties, including the Israeli Land Authority, or ILA, municipalities and private entities sites for the establishment, maintenance and operation of cell sites for our cellular network. The duration of these lease agreements varies and ranges, in most cases, from two to five years, with an option to extend the lease for successive similar periods. The lease agreements also differ from each other in aspects such as payment terms and exit windows that enable us to terminate the agreement prior to its scheduled expiration. In some of the agreements, the lessor is entitled to terminate the agreement at any time without cause, subject to prior notice.  Based on our past experience, we encounter difficulties in extending the term of approximately 7% of the lease agreements for cell sites, which at times results in our having to pay substantially higher rent in order to remain in the same locations or to find alternative sites.

In addition, Netvision leases a number of points of presence in Israel that are used for equipment and servers storage and storage of operators and other communications equipment for the provision of landline telephony services, and leases storage space for its servers and equipment in New York City, London and Frankfurt.

Authorization agreement with land regulatory authorities

In October 2005, we entered into an authorization agreement with the ILA (which manages the lands of the Development Authority and the Jewish National Fund) that authorizes us to use lands managed by the ILA for the establishment and operation of cell sites. The authorization agreement is effective until December 31, 2009 and the parties have agreed to extend it until December 31, 2010. We are currently negotiating the renewal of the agreement with the ILA, in light of the ILA's demand for increased consideration and we estimate that the agreement will be renewed. Any delay in the renewal of the agreement may cause a delay in the construction of new cell sites on the lands managed by the ILA.

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

ITEM 4A.                      UNRESOLVED STAFF COMMENTS

None.

ITEM 2. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

A. OPERATING RESULTS

Overview

General

We are the largest provider of cellular communications services in Israel with approximately 3.349 million cellular subscribers as of December 31, 2011, with an estimated market share of 33.6%.

We earn revenues and generate our primary sources of cash by offering a broad range of communications services, including cellular, ISP, ILD and landline services. Our cellular services include basic and advanced cellular telephone services, text and multimedia messaging services and advanced cellular content and data services, which we provide through our network covering substantially all of the populated territory of Israel. We also provide international roaming services to our subscribers in 179 countries as of December 31, 2011 as well as to subscribers of foreign networks visiting Israel. We offer our subscribers a wide selection of handsets of various leading global manufacturers as well as extended warranty services. We have an advanced fiber-optic transmission infrastructure of approximately 1,600 kilometers. Together with our complementary microwave-based infrastructure, our fiber-optic infrastructure connects the majority of our cell sites with the remainder connected using supplemental transmission capacity leased from Bezeq, the incumbent landline operator. Having our own transmission network enables us to save substantial operating cash lease costs that would be associated with complete reliance on Bezeq’s infrastructure, although these savings are partially offset by maintenance costs and microwave spectrum fees.  It also allows us to sell transmission and data services to business customers and telecommunications operators. Following the receipt of our license to provide landline telephone services in Israel in 2006, we began to offer these services and as of February 2008, additional advanced landline services, through our NGN system, to selected landline business customers. Following the acquisition of Netvision in 2011, we are providing internet connectivity and related services (ISP) and landline telephony services consisting mainly of international calling services, operator services, teleconferencing services and landline telephony services.

Our management evaluates our performance through focusing on our key performance indicators, which include among others: number of cellular subscribers, cellular subscribers churn rate, average minutes of usage per cellular subscriber, or MOU, average revenue per cellular subscriber, or ARPU, EBITDA (as defined in “Results of Operations”), operating income and net income.  These key performance indicators are primarily affected by the competitive and regulatory landscape in which we operate and our ability to adapt to the challenges posed.

Our competitive landscape is characterized primarily by a highly penetrated cellular market. Competition is intense and attracting new subscribers and retaining existing subscribers has become increasingly difficult and costly. The competition in our market has further increased following the launch of Pelephone's UMTS/HSPA network in 2009 and regulatory and other changes in the market and has increased further following the compulsory reduction of Early Termination Fees in February 1, 2011. We expect competition to intensify further with the expected entry of additional competitors, including additional UMTS operators and MVNOs, and technologies and regulatory changes that would facilitate the entry of such competitors such as the reduction of interconnect tariffs, the reduction of Early Termination Fees and national roaming. Following our acquisition of Netvision, we compete in additional markets, including ISP and ILD services. We expect competition to intensify further following the formation of communications groups in Israel, that are expected to offer bundles of services, which are expected to entail further price erosion, more so if the Bezeq and Hot groups' bundle will include cellular services. Also, the offering of services by the Bezeq and Hot groups at tariffs significantly lower than prevailing market tariffs or at prices which would be below our costs for such services, by cross subsidizing with other services in which they have the capacity to monopolize the market, is expected to increase competition in those markets and lead to further price erosion and possible loss of market share by us.   See “Item 3. Key Information – D. Risk Factors  - We face intense competition in all aspects of our business” and "Risks Related to our wholly owned subsidiary Netvision - Changes in the regulatory environment could adversely affect Netvision's business"  and “Item 4. Information on the Company – B. Business Overview – Competition” and "Netvision – ISP Business - Competition".

We intend to drive revenue growth primarily by: forming a leading Israeli telecommunications group, offering our customers full and comprehensive mobile and wireline solutions, maintaining and enhancing our strong brand; retaining our existing subscribers; increasing our ARPU by offering new services that will complete our offering as a telecommunications group and provide growth engines that are synergetic to our core businesses, as well as growing and developing our mobile data and value added services and wireline services revenues; and attracting new subscribers. In particular, in addition to being an important factor in selecting a cellular provider, we believe that mobile data and other value-added services are a potential growth engine for increasing revenues.

The communications market and specifically the cellular industry are primarily regulated by the Ministry of Communications. See “Item 4. Information on the Company – B. Business Overview - Government Regulations.”  While our pricing is not generally regulated, certain of our rates and pricing mechanisms are subject to regulation. The annual reduction of interconnect tariffs by the Ministry of Communications between March 2005 and 2008, adversely affected our results and required us to find alternative sources of revenues to compensate for these reductions. The additional reduction of interconnect tariffs, beginning January 1, 2011, (for details see “Item 4. Information on the Company – B. Business Overview – Government Regulations – Tariff Supervision”) had a material adverse effect on our results in 2011 and is expected to continue to adversely affect our results in the future. We have taken and intend to continue taking measures to reduce for the expected adverse effects of  this tariff reduction, through revenue enhancement as well as cost reduction measures, but cannot assure that these will be successful.

Commencing January 1, 2009, our license prevents us from raising tariffs to non-business customers having an obligation to purchase our services for a predefined period during such period and as of February 2011, we were required to reduce Early Termination Fees to a negligible amount in the cellular market and as of November 2011, cannot charge any Early Termination Fees for other communications services, under an amendment to the Communication Law, which applies to existing as well as new pricing plans. The reduction of Early Termination Fees in the cellular market and the expected entry of additional competitors due to materially increased gross recruitment of subscribers have led to the offering of packages at lower average revenue per minute and resulted in accelerated price erosion, materially increased churn rate and increased acquisition and retention costs due to materially increased gross recruitment rate . Furthermore, these adverse changes were  accompanied by materially increased sales of handsets, which caused a decrease in our free cash flow, due to an increase in the immediate payment to vendors for handset purchases, as opposed to spreading the consideration when these handsets are sold to our subscribers (usually in installments over a period of thirty six months). We expect further price erosion following the expected entry of additional competitors, services bundle offering, more so if the Bezeq and Hot groups' bundle will include cellular services and by the offering of services by the Bezeq and Hot groups at tariffs significantly lower than market tariffs, as they have begun offering in February 2012. See additional details under “Item 3. Key Information – D. Risk Factors  - We face intense competition in all aspects of our business” and "Risks Related to our wholly owned subsidiary Netvision - Changes in the regulatory environment could adversely affect Netvision's business" and "Item 4. Information on the Company – B. Business Overview – Government Regulations – Tariff Supervision." We took steps to address the effects of these amendments through revenue enhancement as well as cost reduction measures, but cannot assure that these will be successful.

The construction and operation of our cell sites and other transmission facilities are highly regulated and require us to obtain various consents and permits. See “Item 4. Information on the Company – B. Business Overview - Government Regulations—Permits for Cell Site Construction.” We have experienced difficulties in obtaining some of these consents and permits, particularly in obtaining building permits for cell sites from local planning and building authorities and as of September 2010, cannot rely on the exemption from obtaining a building permit due to an interim order issued by the Israeli Supreme Court to that effect, except for the replacement of existing radio access devices under certain conditions. Also, we may be operating a significant number of our cell sites in a manner not fully compatible with the building permits issued for them. However, even though 18 criminal and administrative proceedings (with three cell sites subject to a demolition order) are outstanding as of December 31, 2011, we do not expect that the demolition of these facilities would have a material impact on our results of operations and financial condition. Additional restrictions on the construction and operation of cell sites and other facilities may be enacted by amendment to the Non-Ionizing Radiation Law and Regulations. If such restrictions are subsequently adopted, they will, among other things, limit our ability to construct new sites and renew operating permits for many of our existing sites, especially in residential areas, will adversely affect our existing networks and networks build out, specifically in urban areas, and could adversely affect our results of operations.  National Zoning Plan 36 is in the process of being revised. If proposed changes are approved, they will harm our ability to construct new cell sites, make the process of obtaining building permits for the construction and operation of cell sites more cumbersome and costly, could adversely affect our existing network, and may delay the future deployment of our network.  Moreover, if we are unable to obtain or renew consents and permits or rely on exemptions from obtaining permits for our existing sites or other facilities, we will be required to demolish or relocate these cell sites and facilities. Our inability to relocate cell sites or other facilities in a timely manner and/or our inability to obtain the permits and consents for new cell sites, or rely on exemptions, could adversely affect our existing network resulting in the loss of subscribers, prevent us from meeting the networks coverage and quality requirements contained in our license and adversely impact our networks build-out, all of which may have a material adverse result on our results of operations and financial condition.

Our profitability is also affected by other factors, including changes in our cost of revenues and selling, general and administrative expenses, including depreciation and finance expenses.

Our results are also impacted by currency fluctuations.  While substantially all of our revenues are denominated in NIS, for 2011, approximately 39% of cash outflow was denominated in, or linked to, other currencies, mainly U.S. dollars.  These payments included capital expenditures, some cell site rental fees and payments for equipment including handset suppliers. Changes to the Israeli CPI, may also impact our results as our debentures (excluding Series E) and some of our expenses are linked to the Israeli CPI.  Any devaluation of the NIS against the U.S. dollar or other foreign currencies will therefore increase the NIS cost of our expenses that are not denominated in NIS or are linked to those currencies and any increase in the Israeli CPI will increase the financial expenses associated with our debentures.  We enter into derivative instruments to mitigate the effect of the various market risks associated with these expenses.  See “Item 11 - Quantitative and Qualitative Disclosures About Market Risk.”

Further, from late 2005 we incurred significant debt by issuing debentures, the aggregate outstanding principal amount of which as of December 31, 2011 was NIS 6,035 million.  See ““—Liquidity and Capital Resources—– A. Debt Service – Public Debentures”.

In February 2006, our Board of Directors adopted a policy to distribute each year at least 75% of our annual net income. Our net income was determined under Israeli GAAP for periods until December 31, 2007 and for periods commencing on or after January 1, 2008, is determined under IFRS, following the adoption of IFRS in accordance with the Israeli Accounting Standard No. 29 “Adoption of International Financial Reporting Standards”. In March 2007, our Board resolved to distribute dividends within the boundaries of the February 2006 dividend policy and until resolved otherwise, on a quarterly basis. In March 2012, in connection with our plans to raise additional debt, we undertook limitations on our dividend distributions. See “Item 8. Financial Information – A. Statements and Other Financial Information - Dividend Policy” and “— B. Liquidity and Capital Resources—Dividend payments.” and "- Debt Service –Shelf Prospectus".

Recent Developments

Acquisition of Netvision Ltd.

On August 31, 2011, we completed the acquisition of 100% of the share capital of Netvision for a total consideration of approximately NIS 1.57 billion ($411 million) pursuant to a merger agreement dated June 15, 2011, by and among our Company, Netvision and a wholly owned subsidiary of our Company, which we formed solely for effecting the merger transaction. Following the consummation of the merger transaction, Netvision became a wholly owned subsidiary of our Company. We funded the acquisition of Netvision through a combination of available cash and issuance of additional debentures from our existing Series D and Series E debenture series on the TASE. The offerings described above were made in Israel to residents of Israel only. For further details, see "Item 5. B – Operating and Financial Review and Prospects – Liquidity and Capital Resources". For Additional details see "Item 4. Information on the Company - Significant Developments During 2011."

Since the acquisition of Netvision's share capital was completed on August 31, 2011, the consolidated results for the year ended December 31, 2011, included elsewhere in this annual report, include Netvision's results for the months of September through December 2011 only.

Revenues

We derive our revenues primarily from the sale of cellular network services (such as airtime), handsets and other services, including content and value added services, extended handset warranties and the provision of transmission and landline services.  Revenues from airtime are derived from cellular subscribers originating calls on our network and from interconnect revenues from other operators for calls terminating on our network. Revenues also include roaming charges that we bill to our subscribers for the use of the networks of our roaming partners outside Israel, to which we refer as outbound roaming, and charges that we bill to our roaming partners whose subscribers use our network, to which we refer as inbound roaming.

Since the acquisition of Netvision, we also derive our revenues from the provision of internet connectivity and related services (ISP); and provision of telephony services consisting mainly of international calling services, operator services, teleconferencing services and landline telephony services. In addition, Netvision's revenues are also derived from additional business activities such as internet content services and custom internet applications.

Our revenues from cellular services are usually affected by seasonality. The third quarter of the year is usually the strongest quarter with the highest revenues, since it occurs in the summer season,  characterized by longer daylight hours (facilitating higher airtime usage) and increased incoming and outgoing tourism (facilitating higher roaming revenues). The fourth quarter of the year is usually the weakest quarter with lower revenues, since the Jewish holiday season, characterized by reduced usage, usually occurs in this quarter, and since it occurs in the fall-winter seasons, characterized by shorter daylight hours (resulting in lower airtime usage).

Cost of revenues

The principal components of our cost of revenues are interconnect fees, the purchase of handsets, accessories, equipment and spare parts, content cost, cell site leasing costs, transmission services cost, the purchase of call minutes related mainly to international call services, outbound roaming services fees, royalty payments to the government of Israel, salaries and network development and maintenance. Our cost of revenues also includes depreciation of the cost of our network equipment and amortization of our spectrum licenses and capitalized handset subsidies.  See “—Application of Critical Accounting Policies and Use of Estimates—Long-lived assets - depreciation.”

Selling and marketing expenses

Selling and marketing expenses consist primarily of sales force salaries and commissions, advertising, public relations and promotional expenses.  We compensate our sales force through salaries and incentives. Our selling and marketing expenses also include depreciation, mainly of leasehold improvements and equipment in our service centers and points of sales and amortization of capitalized sales commissions, as well as amortization of intangible assets related to the acquisition of Netvision.

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

In December 2011, the Israeli Income Tax Ordinance was amended following the tax recommendations of the Israeli public committee for socio-economic reform. The amendment includes, among other things, cancelation of the previously scheduled reduction in the corporate tax rate, so that the corporate tax rate will increase to 25% commencing January 1, 2012  and will remain at such rate for future tax years (corporate tax rate for 2011 was 24% and was  scheduled to gradually decrease to 18% by 2016). Following this amendment, we incurred a one-time deferred tax expense in the amount of approximately NIS 33 million, as a result of an increase in deferred tax liability.

Results of Operations - Comparison of 2009, 2010 and 2011

The following table sets forth key performance indicators for the periods indicated:

	Year Ended December 31,			Change*
	2009	2010	2011	2010 vs. 2009	2011 vs. 2010
Subscribers at end of period(1) (in thousands)	3,292	3,394	3,349	3.1%	(1.3%)
Period churn rate(1)(2)	19.6%	20.5%	25.1%	0.9pp	4.6pp
Average monthly usage per subscriber (MOU) (in minutes)(1)(3)	331	335	346	1.2%	3.3%
Average monthly revenue per subscriber (ARPU) (1)(4) (in NIS)	144	144	106	-	(26.3%)
Operating income (in NIS millions)	1,768	1,938	1,422	9.6%	(26.6%)
Net income (in NIS millions)	1,182	1,291	825	9.2%	(36.1%)
EBITDA(5) (in NIS millions)	2,529	2,667	2,167	5.5%	(18.7%)
Operating income margin(6)	27.3%	29.1%	21.9%	1.8pp	(7.2)pp
EBITDA margin(7)	39.0%	40.0%	33.3%	1.0pp	(6.7)pp

*	pp denotes percentage points and this measure of change is calculated by subtracting the 2009 measure from the 2010 measure and the 2010 measure from the 2011 measure, respectively.

(1)
Cellular subscriber data refers to active subscribers. We use a six-month method of calculating our cellular subscriber base, which means that we deduct subscribers from our subscriber base after six months of no revenue generation or activity on our network by or in relation to both the post-paid and pre-paid subscriber.  The six-month method is, to the best of our knowledge, consistent with the methodology used by other cellular providers in Israel. During the fourth quarter of 2011, we have removed approximately 52,000 subscribers from our subscribers base, following the shutdown of our TDMA network as of December 31, 2011, since such subscribers have not requested a transfer to our other networks as of that date, and following a change to our previous policy which allowed subscribers to change from post to prepaid subscription as a result of the reduction of Early Termination Fees in the cellular market in early 2011, as we found this change to be futile since most of those customers ceased using our services. These changes affected other key performance indicators. We have not restated prior subscriber data to conform with these changes.

(2)
Churn rate is defined as the total number of voluntary and involuntary permanent deactivations of cellular subscribers in a given period expressed as a percentage of the number of cellular subscribers at the beginning of such period.  Involuntary permanent deactivations relate to cellular subscribers who have failed to pay their arrears for the period of six consecutive months.  Voluntary permanent  deactivations relate to cellular subscribers who terminated their use of our services.

(3)
Average monthly minutes of use per cellular subscriber (MOU) is calculated by dividing the total billable minutes (of outgoing and incoming cellular calls from other networks, excluding roaming usage) during the month, by the average number of cellular subscribers during such month, and by dividing the sum of such results for all months in the reported period by the number of months in the period.

(4)
Average monthly revenue per cellular subscriber (ARPU) is calculated by dividing revenues from cellular services for the period by the average number of cellular subscribers during the period and by dividing the result by the number of months in the period.  Revenues from inbound roaming services are included even though the number of subscribers in the equation does not include the users of those roaming services.  Inbound roaming services are included because ARPU is meant to capture all service revenues generated by a cellular network, including roaming services.  Revenues from sales of extended warranties are included because they represent recurring revenues generated by subscribers, but revenues from sales of handsets, repair services, and other services are not.  We, and industry analysts, treat ARPU as a key performance indicator of a cellular operator because it is the closest meaningful measure of the contribution to service revenues made by an average subscriber.

We have set out below the calculation of ARPU for each of the periods presented:

	Year Ended December 31,
	2009	2010	2011
	(In NIS millions, except number of subscribers and months)

Revenues	6,483	6,662	6,506
less revenues from equipment sales	751	802	1,747
less other revenues*	162	124	484

Revenues used in ARPU calculation (in NIS millions)	5,570	5,736	4,275
Average number of subscribers	3,215,492	3,322,891	3,361,803
Months during period	12	12	12
ARPU (in NIS, per month)	144	144	106

*	Other revenues include revenues from other communication services such as ISP, transmission services and local and international landline services and repair services.

(5)
EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net; income tax; depreciation and amortization; share based payments.  We present EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our significant debt), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with fixed assets.  EBITDA should not be considered in isolation or as a substitute for operating income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of our profitability or liquidity.  EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this annual report, may not be comparable to similarly titled measures reported by other companies due to differences in the way these measures are calculated.

The following is a reconciliation of EBITDA with net income and operating income:

	Year Ended December 31,
	2009	2010	2011
	(In NIS millions)
Net income	1,182	1,291	825
Financing expenses, net	219	230	293
Income taxes	367	417	304
Operating income	1,768	1,938	1,422
Other expenses (income), net	6	5	1
Depreciation and amortization	755	724	738
Share based payments	-	-	6
EBITDA	2,529	2,667	2,167

(6)	Operating income margin is defined as operating income as a percentage of total revenues for each of the applicable periods.

(7)	EBITDA margin is defined as EBITDA as a percentage of total revenues for each of the applicable periods.

The following table sets forth our selected consolidated statements of operations as a percentage of total revenues from operations for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
Revenues	100.0%	100.0%	100.0%
Cost of revenues	51.4%	49.9%	52.4%
Gross profit	48.6%	50.1%	47.6%
Selling and marketing expenses	11.0%	11.3%	15.2%
General and administrative expenses	10.2%	9.6%	10.5%
Other (income) expenses, net	0.1%	0.1%	-
Operating income	27.3%	29.1%	21.9%
Financing expenses, net	3.4%	3.5%	4.5%
Income before income tax	23.9%	25.6%	17.4%
Income tax	5.7%	6.2%	4.7%
Net income	18.2%	19.4%	12.7%

Revenues

	Year Ended December 31,			Change
	2009	2010	2011	2010 vs. 2009	2011 vs. 2010
	(In NIS millions)
Revenues	6,483	6,662	6,506	2.8%	(2.3%)

The decrease in revenues in 2011 is attributed to a 18.8% decrease in revenues from services as a result of the regulatory changes implemented in early 2011 and the increased competition, which resulted in significant airtime price erosion. The decrease in revenues from services was partially offset by a 117.8% increase in equipment revenues in 2011, as well as by Netvision's revenues (for the period from September through December 2011) in the amount of NIS 374 million (excluding inter-company revenues), which are consolidated for the first time.

The increase in revenues in 2010 was mainly due to a 26% increase in revenues from content and value added services (including SMS), an increase in revenues from landline services as well as an increase in roaming revenues. The increase in revenues has also resulted from a 6.8% increase in equipment revenues. These increases were partially offset by a decrease in revenues from domestic voice services, mainly due to the ongoing airtime price erosion, and by a one-time provision for a refund to all our subscribers in a total amount of approximately NIS 66 million ($19 million) related to a major network malfunction we experienced in December 2010.

The following table sets forth the breakdown of our revenues for the periods indicated based on the various sources thereof:

	* 2009		* 2010		2011
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(NIS in millions)		(NIS in millions)		(NIS in millions)
Cellular voice services:
Outgoing air time**	2,953	45.5%	2,760	41.4%	2,167	33.3%
Incoming air time	1,178	18.2%	1,272	19.1%	398	6.1%
Roaming	340	5.3%	358	5.4%	314	4.8%
Total cellular voice services	4,471	69.0%	4,391	65.9%	2,879	44.2%
Cellular content and value added services***	882	13.6%	1,112	16.7%	1,167	17.9%
Internet services (ISP)	-	-	-	-	216	3.3%
International long distance services	-	-	-	-	96	1.5%
Other services****	379	5.8%	357	5.4%	401	6.2%
Total services	5,732	88.4%	5,860	88.0%	4,759	73.1%
Equipment	751	11.6%	802	12.0%	1,747	26.9%
Total	6,483	100.0%	6,662	100.0%	6,506	100.0%

*	Reclassified (mainly reclassification of fixed monthly subscription fees from other services to outgoing air time)

**	Including air time packages, interconnect fees and fixed monthly subscription fees.

***	Consists of content services, text messages and data services.

****	Consists of extended warranty fees, transmission services, landline services and others.

During 2011, revenues from services (comprising 73.1% of total revenues) decreased by approximately 19%, compared with 2010. This decrease in revenues from services resulted mainly from a significant decrease in interconnect fees paid to us by other local operators, due to the reduction in interconnect tariffs as of January 1, 2011 and the reduction in Early Termination Fees due to the regulatory changes, as well as from the ongoing airtime price erosion, due to the increased competition in the market. These decreases were partially offset by an increase of 4.9% in cellular content and value added services revenues in 2011, as well as by Netvision's revenues from services (for the period from September 1 through December 31, 2011) in the amount of NIS 339 million (excluding inter-company revenues), which are consolidated for the first time.

During 2010, revenues from services (comprising 88.0% of total revenues) increased by approximately 2%, compared with 2009.  This increase in revenues from services resulted mainly from an increase in our subscriber base of approximately 3.1% (mainly among post-paid subscribers), an increase in revenues from cellular content and value added services, as well as an increase in revenues from landline services and roaming services. These increases were partially offset by the ongoing airtime price erosion and the one-time provision for a refund to all our subscribers related to a major network malfunction we experienced in December 2010.

During 2010 and 2011, revenues from cellular content and value added services increased by approximately 26% and 5%, respectively compared with the previous respective years, mainly as a result of the growth in content services and sales of data packages, which is significantly attributable to the growth of our 3G cellular subscriber base. As a percentage of service revenues (excluding Netvision's service revenues), revenues from cellular content and value added services increased from 15.4% in 2009 to 19% in 2010 and to 26.4% in 2011, and as percentage of total revenues (excluding Netvision's revenues), from 13.6% in 2009 to 16.7% in 2010 and 19% in 2011.

During 2011, revenues from other services increased by 12.3%, compared with 2010. This increase resulted mainly from the one-time provision recorded in the fourth quarter of 2010 for a refund in the total amount of NIS 66 million to all our subscribers related to a major network malfunction we experienced in December 2010, which was partially offset by a decrease in fixed monthly subscription fees. As a percentage of total revenues, revenues from other services increased to 6.2% in 2011 from 5.4% in 2010.

During 2010, revenues from other services decreased by 5.8%, compared with 2009. This decrease resulted mainly from a decrease in fixed monthly subscription fees and the one-

time provision for a refund in the total amount of NIS 66 million to all our subscribers related to a major network malfunction we experienced in December 2010, which was partially offset by an increase in revenues from landline services and extended warranty. As a percentage of total revenues, revenues from other services decreased to 5.4% in 2010 from 5.8% in 2009.

During 2011, equipment revenues (comprising 26.9% of total revenues) increased by 117.8% compared with 2010.  This increase in equipment revenues resulted from an increase in the number of cellular handsets sold during 2011 compared to 2010, as well as from a change in the mix of handsets sold, in favor of smartphones and advanced 3G handsets. The increase in the number of handsets sold resulted from the accelerated competition following the regulatory changes. The increase in equipment revenues also resulted from an increase in accessories sales in 2011 compared to 2010. Netvision's equipment revenues (for the period from September 1 through December 31, 2011) in the amount of NIS 35 million, which are consolidated for the first time, also contributed to the increase in equipment revenues.

During 2010, equipment revenues (comprising 12% of total revenues) increased by 6.8% compared with 2009.  This increase primarily resulted from an increase in the average handset sale price, an increase in accessories sales, following the acquisition of Dynamica's operation, as well as an increase in the amount of modems and laptops sold during the year compared with 2009. These increases were partially offset by a decrease in the total amount of handsets sold during 2010 compared with 2009.

The following table sets forth the breakdown of our revenues for the periods indicated based on the types of subscribers:

	2009		2010		2011
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(NIS in millions)		(NIS in millions)		(NIS in millions)
Individual	4,775	73.7%	4,917	73.8%	4,727	72.7%
Business	1,622	25.0%	1,649	24.8%	1,686	25.9%
Other*	86	1.3%	96	1.4%	93	1.4%
Total	6,483	100.0%	6,662	100.0%	6,506	100.0%

*	Consists of revenues from inbound roaming services and other services.

A breakdown of revenues according to types of subscribers (individual and business) during 2011 shows an approximately 3.9% decrease, compared with 2010, in revenues attributable to individual subscribers, which resulted mainly from a decrease in revenues attributed to the significant decrease in interconnect fees paid to us by other local operators, due to the reduction in interconnect tariffs as of January 1, 2011, as a result of the reduction of cellular Early Termination Fees, as well as from the ongoing price erosion, which was partially offset by increased usage and by Netvision's revenues, which are consolidated for the first time. Revenues attributable to business subscribers increased in 2011 by 2.2%, compared with 2010, mainly due to Netvision's revenues from business customers, which are consolidated for the first time. This increase in revenues attributable to business customers was partially offset by the decrease in interconnect fees and the ongoing price erosion. Other revenues decreased 3.1% in 2011 compared with 2010, mainly due to a decrease in revenues from inbound roaming services.

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

The following table sets forth the breakdown of our revenues for the periods indicated based on the types of subscription plans:

	2009		2010		2011
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(NIS in millions)		(NIS in millions)		(NIS in millions)
Pre-paid	657	10.1%	675	10.1%	488	7.5%
Post-paid	5,741	88.6%	5,891	88.5%	5,925	91.1%
Other*	86	1.3%	96	1.4%	93	1.4%
Total	6,483	100.0%	6,662	100.0%	6,506	100.0%

* Consists of revenues from inbound roaming services and other services.

A breakdown of revenues according to types of subscription plans (pre-paid and post-paid) shows that the decrease in revenues in 2011 compared with 2010 resulted mainly from pre-paid subscribers. This decrease was primarily the result of the significant decrease in interconnect fees paid to us by other local operators, due to the reduction in interconnect tariffs as of January 1, 2011. The increase in revenues attributed to post-paid subscribers was mainly due to an increase in revenues from equipment sales and due to Netvision's revenues from post-paid customers, which are consolidated for the first time. These increases were partially offset by the significant decrease in interconnect fees, the reduction of cellular Early Termination Fees, as well as by the ongoing airtime price erosion, due to the increased competition in the market.

A breakdown of revenues according to types of subscription plans (pre-paid and post-paid) shows that the increase in revenues in 2010 compared with 2009 resulted mainly from post-paid subscribers. This increase was primarily the result of an increase in usage of content and value-added services and in landline services, as well as from the expansion of our subscriber base. The revenues attributed to both pre-paid and post-paid subscribers also benefited from an increase in revenues from equipment sales.

Cost of revenues and gross profit

	Year Ended December 31,			Change
	2009	2010	2011	2010 vs. 2009	2011 vs. 2010
	(In NIS millions)
Cost of revenues-services	2,643	2,671	2,126	1.1%	(20.4%)
Cost of revenues-equipment	690	651	1,282	(5.7%)	96.9%
Total cost of revenues	3,333	3,322	3,408	(0.3%)	2.6%
Gross profit	3,150	3,340	3,098	6.0%	(7.2%)

The decrease in services cost of revenues in 2011 compared with 2010, resulted from a significant decrease in total interconnect fees paid to other local cellular operators following the reduction in interconnect tariffs as of January 1, 2011. The decrease in services cost of revenues also resulted from a decrease in depreciation and amortization expenses. These decreases were partially offset by Netvision's services cost of revenues (for the period from

September 1 through December 31, 2011) in the amount of NIS 237 million (excluding inter-company expenses), which is consolidated for the first time.

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

The increase in equipment cost of revenues in 2011 compared with 2010, resulted primarily from a significant increase in cellular handsets cost resulted mainly from an increase in the number of handsets sold during 2011 compared with 2010, as well as from a change in the mix of handsets sold, in favor of smartphones and advanced 3G handsets. Netvision's equipment cost of revenues (for the period from September 1 through December 31, 2011) in the amount of NIS 27 million, which is consolidated for the first time, also contributed to the increase in equipment cost of revenues.

The decrease in equipment cost of revenues in 2010 compared with 2009, resulted primarily from a decrease in the average handset cost due to, among others, increased efficiency in handsets purchase, as well as a decrease in the total amount of handsets sold during 2010 compared with 2009.

The decrease in gross profit in 2011 compared with 2010, resulted mainly from the significant decrease in interconnect fees paid to us by other local operators, the reduction of cellular Early Termination Fess, and the ongoing price erosion, which was partially offset by increased handsets sales.

The increase in gross profit in 2010 compared with 2009, resulted mainly from increases in revenues from content and value added services and in revenues from landline services. The increase also benefited from an increase in the profitability of handsets sales. These increases were partially offset by the ongoing airtime price erosion.

Selling and marketing expenses and general and administrative expenses

	Year Ended December 31,			Change
	2009	2010	2011	2010 vs. 2009	2011 vs. 2010
	(In NIS millions)
Selling and marketing expenses	716	756	990	5.6%	31.0%
General and administrative expenses	660	641	685	(2.9%)	6.9%
Total	1,376	1,397	1,675	1.5%	19.9%

The increase in selling and marketing expenses in 2011 compared with 2010, reflects primarily the impact of the regulatory changes, resulting in an increase in the number of customers' queries to our sales and service centers, which led to an increase in our sales and customer service force leading to an increase in payroll expenses, as well as an increase in sales commissions. The increase in sales commissions also resulted from an increase in the number of sales transactions in 2011 compared with 2010. Netvision's selling and marketing expenses (for the period from September 1 through December 31, 2011) in the amount of NIS 79 million, which are consolidated for the first time, also contributed to the increase in selling and marketing expenses. These increases were partially offset by a decrease in amortization expenses related to capitalized sales commissions resulted from ceasing the capitalization of these commissions due to the absence of the required accounting conditions for such capitalization, following the regulatory change in relation to the reduction of Early Termination Fees.

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

The increase in general and administrative expenses in 2011 compared with 2010, primarily resulted from Netvision's general and administrative expenses (for the period from September 1 through December 31, 2011) in the amount of NIS 34 million, which are consolidated for the first time, as well as from an increase in consulting expenses related to the merger of Netvision. These increases were partially offset by a decrease in bad debts and doubtful accounts expenses.

The decrease in general and administrative expenses in 2010 compared with 2009, primarily resulted from a decrease in depreciation and amortization expenses, mainly related to software and information systems, which was partially offset by an increase in allowance for doubtful accounts.

Other income (expenses), net

	Year Ended December 31,
	2009	2010	2011
	(In NIS millions)
Other expenses, net	6	5	1

Other expenses in 2009, 2010 and 2011 consisted mainly of capital losses which resulted from deletion of certain equipment items.

Financing expenses, net

	Year Ended December 31,
	2009	2010	2011
	(In NIS millions)
Financing expenses	(370)	(336)	(409)
Financing income	151	106	116
Financing expenses, net	(219)	(230)	(293)

Financing Expenses, net, for 2011 increased 27.4% compared with 2010. The increase resulted mainly from increased interest expenses and Israeli Consumer Price Index (CPI) linkage expenses, associated with the Company's debentures, in 2011, compared with 2010, due to the higher debt level following the issuance of additional debentures in 2011. The increase in financing expenses, net, also resulted from an increase in losses from expenses in 2011 from foreign currency exchange differences related to trade payables, which resulted from a depreciation of 7.7% of the NIS against the US dollar, compared to income from foreign currency exchange differences in 2010, which resulted from an appreciation of 6% of the NIS against the US dollar in that year. These increases were partially offset by an increase in interest income, associated with handsets sales, as well as an increase in deposit interest income in 2011 compared with 2010, due to higher deposits balance and increased interest rate.

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

Interest and CPI linkage expenses associated with the principal amount of the debentures incurred during 2009, 2010 and 2011 were approximately NIS 370 million, NIS 310 million and NIS 377 million, respectively.

Income tax

	Year Ended December 31,			Change
	2009	2010	2011	2010 vs. 2009	2011 vs. 2010
	(In NIS millions)
Income tax	367	417	304	13.6%	(27.1%)

Income tax for 2011 decreased 27.1% compared with 2010. The decrease in income tax mainly resulted from a decrease in income before income tax, as well as from the decreased corporate tax rate of 24% in 2011 compared with 25% in 2010. These decreases were partially offset by an increase in deferred tax liabilities and the recognition of a one-time tax expense of approximately NIS 33 million recorded in the fourth quarter of 2011, following an amendment to the tax ordinance, so that corporate tax rate will increase to 25% commencing January 1, 2012 (whereas corporate tax rate was supposed to gradually decrease from 24% in 2011 to 18% by 2016).

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

Net income

	Year Ended December 31,			Change
	2009	2010	2011	2010 vs. 2009	2011 vs. 2010
	(In NIS millions)
Net income	1,182	1,291	825	9.2%	(36.1%)

The decrease in net income in 2011 compared with 2010, was primarily due to a decrease of 2.3% in revenues, along with an increase of 7.6% in operating expenses and an increase of 27.4% in financing expenses, net, leading to a decrease of 33.9 % in income before income tax. These decreases were partially offset by a decrease of 27.1% in income tax.

The increase in net income in 2010 compared with 2009, was primarily due to an increase of 2.8% in revenues, while total operating expenses increased by only 0.2%, leading to an increase of 9.6 % in operating income. This increase was partially offset by an increase in financing expenses and income tax.

B. LIQUIDITY AND CAPITAL RESOURCES

General

Our liquidity requirements relate primarily to working capital requirements, debt service, capital expenditures for the expansion and enhancement of our networks and payment of dividends. We fund these requirements through cash flows from operation and issuance of public debentures.

In October 2010, the Commissioner of Capital Markets, Insurance and Savings in the Ministry of Finance published a circular which in most parts became effective by January 2011, instructing institutional investors to follow certain procedures and requirements before investing in non-governmental debentures, including a requirement to verify that certain contractual provisions are included in the indentures of the invested debentures, and to establish a policy for investment in such debentures which will relate among other matters to repayment acceleration rights. These procedures and requirements may adversely affect our possibilities of raising debt from Israeli institutional investors as well as the terms and price of such debt raising and have already adversely affected the terms under which we plan to raise debt in the near future. For additional details see "B. Liquidity and Capital Resources - Debt Service –Shelf Prospectus".

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

In February 2006, our Board of Directors adopted a policy to distribute each year at least 75% of our annual net income (determined in accordance with IFRS for periods commencing on or after January 1, 2008), subject to compliance with applicable law, our license and contractual obligations and so long as the distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. In March 2012, in connection with our plans to raise additional debt, we undertook limitations on dividend distributions by our company. See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy” and "B. Liquidity and Capital Resources - Debt Service –Shelf Prospectus" and "B. Liquidity and Capital Resources - Debt Service –Shelf Prospectus".  It is possible that our Board of Directors’ estimate of our cash needs will be incorrect, or that events could occur that could increase our cash needs beyond anticipated. If that occurs, we may not have sufficient cash to cover these needs as a result of prior dividend payments, and we would need to identify additional sources of financing, which could include equity or debt financing.  We may not be able to obtain such financing on acceptable terms or at all.

Dividend payments

During 2011, we distributed cash dividends in the aggregate amount of NIS 827 million ($216 million), including the dividend declared for the fourth quarter of 2010 in the amount of NIS 303 million ($79 million), based on net income. In addition, the dividend for the third quarter of 2011 in the amount of NIS 189 million ($49 million) was paid in January 2012. During 2010, we distributed cash dividends in the aggregate amount of NIS 1,327 million ($347 million), including the dividend declared for the fourth quarter of 2009 in the amount of NIS 257 million ($67 million), based on net income and existing retained earnings.  During 2009, we distributed cash dividends in the aggregate amount of NIS 1,187 million ($311 million), based on net income and existing retained earnings.

Debt service

Shelf Prospectus

In July 2011, we filed a shelf prospectus with the Israeli Securities Authority, or ISA, and the Tel Aviv Stock Exchange. The shelf prospectus allows us, from time to time, until July 2013, to offer and sell debt, equity, warrants and commercial paper  in Israel, in one or more offerings, subject to a supplemental shelf offering report, in which we will describe the terms of the securities offered and the specific details of the offering. At this stage, no decision has been made as to the execution of any offering, nor as to its scope, terms and timing, if executed, and there is no certainty that such offering will be executed.

 In March 2012, we amended the indenture included in the shelf prospectus  to include additional undertakings in regards to the issuance of certain new series, if issued by us (which we intend to offer to the public in Israel in the near future), as follows:

·	negative pledge, subject to certain exceptions;

·
a covenant not to distribute more than 95% of the profits available for distribution according to the Israeli Companies law (“Profits”); provided that if our net leverage (defined as the ratio of net debt to EBITDA during a period of 12 consecutive months, excluding onetime influences) exceeds 3.5:1, we will not distribute more than 80% of our Profits and if our net leverage exceeds 4.0:1, we will not distribute more than 70% of our Profits;

·	limitation of our ability to voluntarily redeem the debentures prior to their stated maturity date to a minimum amount of NIS 100 million of each series of debentures and an undertaking to pay the holders of such debentures an additional annual interest of 1% in the event of such early redemption;

·	a covenant to have the debentures rated by a rating agency (in as much as under our control);

·
an obligation to pay additional interest of 0.25% for any two-notch or more downgrade in the debentures' rating and up to a maximum addition of 1%, in comparison to the rating given to the debentures prior to their issuance or in case the debentures cease to be rated for a period of over sixty days;

·	a covenant not to issue additional debentures of the relevant series if the additional issuance by itself, will cause a certain rating downgrade.

We also agreed in the amendment to the addition of the certain events to the list of events of default, including:

·	cross default, excluding following an immediate repayment initiated in relation to a liability of NIS 150 million or less;

·	failure of our main business to be cellular communications or loss of our cellular license for a period of over 60 days;

·	suspension of trading of the debentures on the TASE over a period of 45 days;

·	failure to comply with the above covenant regarding limitations on dividend distributions;

·	failure to have the debentures rated over a period of 60 days;

·	a petition or court order to withhold all legal proceedings against us or petition for creditors arrangement filed;

·	the sale of a major part of our assets or merger (with certain exclusions);

·	failure to publish financial reports when due;

·	a net leverage in excess of 5.0:1, or in excess of 4.5:1 during four consecutive quarters;

·	failure to comply with our negative pledge covenant; and

·
any other event causing or expected to cause a material adverse effect (which shall not include any event that shall or is likely to cause our net leverage to increase to a ratio of under 5.0:1) on our business and posing real threat of a substantial damage to the debenture holders’ rights.

Public debentures

In December 2005 and January 2006, we issued two series of debentures (Series A and Series B) to institutional and other investors in private placements. In May 2006, we issued additional debentures of these two series. The debentures are listed on the Tel Aviv

Stock Exchange. As of December 31, 2011, these debentures consist of approximately NIS 237 million ($62 million) aggregate principal amount of Series A Debentures (after we repaid the first seven principal payments in July 2008, in January and July 2009, 2010 and 2011, in the sum of approximately NIS 118 millions ($31 million) each) and approximately NIS 925 million ($242 million) aggregate principal amount of Series B Debentures. The Series A Debentures bear interest at the rate of 5.0% per year, and are linked (principal and interest) to the Israeli CPI. The principal is payable in nine semiannual payments commencing in July 2008, and the interest is payable semiannually commencing in July 2006. The Series B Debentures bear interest at the rate of 5.3% per year, and are linked (principal and interest) to the Israeli CPI. The principal is payable in five annual payments commencing in January 2013, and the interest is payable annually commencing in January 2007.

The Series A and B debentures are unsecured and do not restrict our ability to issue additional debentures of any class or distribute dividends in the future. The Series A and B debentures contain standard terms and obligations including restriction on our ability to create liens on our assets, other than fixed liens on assets provided in connection with financing the purchase of such assets.

In October 2007 we issued two new series of debentures (Series C and Series D) to the public in Israel. The debentures are listed for trading on the Tel Aviv Stock Exchange. In February 2008 we issued, in a private placement, additional debentures of these two Series. In April 2009 and March 2011 (under the 2009 Shelf Prospectus) and in August 2011 (under the above 2011 Shelf Prospectus), we issued to the public in Israel additional Series D debentures.  As of December 31, 2011, these debentures consist, of approximately NIS 109 million ($29 million) aggregate principal amount of Series C Debentures (after we repaid the first six principal payments in March and September 2009 , 2010 and 2011, in the sum of approximately NIS 36 million ($9 million) each) and approximately NIS 2,423 million ($634 million) aggregate principal amount of Series D Debentures.

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

In April 2009, we issued to the public in Israel a new Series E debentures The debentures were issued in a public offering in Israel based on the 2009 shelf prospectus and were listed for trading on the Tel Aviv Stock Exchange. In March 2011 (under the 2009 Shelf Prospectus) and in August 2011 (under the above 2011 Shelf Prospectus), we issued to the public in Israel additional Series E debentures. As of December 31, 2011, these debentures consist, of approximately NIS 1,799 million ($471 million) aggregate principal amount of Series E Debentures.

The Series E principal is payable in six equal annual payments on January 5, of each of the years 2012 through 2017 (inclusive). The interest on Series E debentures is payable annually on January 5, of each of the years 2010 through 2017 (inclusive). Series E debentures bear an interest rate of 6.25% per annum, without any linkage.

The Series E debentures are unsecured and do not restrict our ability to issue additional debentures of any class or distribute dividends in the future.  The Series E debentures contain standard terms and obligations.

Other credit facilities

As of December 31, 2011, we had no other credit facilities outstanding. As of December 31, 2011, Netvision used an amount of approximately NIS 35 million of the credit lines provided to it by Israeli banks, out of which approximately NIS 20 million are at a fixed interest rate of 6% per annum, payable in 4 equal principal amounts to be paid in the years 2012 through 2015 and semi annual interest payments, and approximately NIS 11 million are at a fixed interest rate of 4.8% per annum, payable in semi annual principal and interest amounts in the years 2012 through 2013.

Pursuant to the provision of such credit lines, Netvision and 013 Netvision provided such banks with a floating charge on its property, assets and rights, fixed charges on certain bank deposits and with certain undertakings including: negetive pledge (subject to certain exceptions); any change of control, reorganization, merger, change in capital structure and pledge requiring the prior consent of such banks; any owners' loans shall be subordinated to the loans provided by such banks; certain limitations on the transfer of assets out of the ordinary course of business; and 013 Netvision shall not acquire control or main assets of another business if such acquisition shall cause a default of the financial covenants it provided.

Financial covenants: 013 Netvision's shareholders equity shall not fall below 30% of 013 Netvision's total balance sheet amount,  Netvision's net leverage ratio of Netvision and 013 Netvision shall not exceed 2.5:1, and Netvision's shareholders equity shall not fall below 35% of  Netvision's total balance sheet amount. As of December 31, 2011 Netvision fulfills all such undertakings and covenants.

Capital expenditures

Our accrual capital expenditure in 2009, 2010 and 2011 amounted to NIS 663 million, NIS 735 million and NIS 520 million, respectively. Accrual capital expenditure is defined as investment in fixed assets and certain intangible assets, such as spectrum licenses, rights of use of communication lines, UMTS networks' enhancement and expansion and development of new products and services, during a given period. The amount of capital expenditure for 2010 includes the payment of NIS 108 million pursuant to the acquisition of assets and operations of Dynamica, one of our major dealers. The amount of capital expenditure for 2011 excludes the acquisition of Netvision in the amount of NIS 1,458 million (net of cash acquired in the amount of NIS 120 million).  For the periods under review, a key focus of our capital investment has been the enhancement and expansion of our networks and transmission infrastructure.

Cash flows from operating activities

Cash flows from operating activities decreased by 44% in 2011 to NIS 1,332 million from NIS 2,380 million in 2010. The decrease resulted mainly from the significant increase in sales of cellular handsets, which led to an increase in the immediate payment to vendors for handset purchases, as opposed to spreading the consideration when these handsets are sold to our subscribers (usually in installments over a period of thirty six months). The decrease in service revenues, resulted from the regulatory changes, also contributed to the decrease in cash flows from operating activities.

Cash flows from operating activities increased by 14.4% in 2010 to NIS 2,380 million from NIS 2,080 million in 2009. The increase resulted mainly from higher collection from customers mainly due to higher revenues, as well as from a decrease in income tax payments in 2010 compared with 2009, mainly due to a tax overpayment paid in 2009, which was set off against tax payments in 2010.

Cash flows from investing activities

The net cash flows from operating activities is the main capital resource for our investment activities. In 2009, 2010 and 2011, our net cash used in investing activities amounted to NIS 774 million, NIS 889 million and NIS 1,656 million, respectively.  The payments were primarily for the improvement and expansion of the technological networks and information systems infrastructures. The increase in 2011 compared with 2010 resulted from the net payment of NIS 1,458 million pursuant to the acquisition of Netvision. This increase was partially offset by proceeds from sales of part of our current investments in tradable debentures in 2011, which were purchased in previous years, as well as from a decrease in acquisition of property, plant and equipment and intangible assets. The increase in 2010 compared with 2009 primarily resulted from the payment of NIS 108 million pursuant to the acquisition of assets and operation of Dynamica, one of our major dealers.

Cash flows from financing activities

In 2011, the net cash provided from financing activities amounted to NIS 715 million compared with net cash used in the amount of NIS 1,861 million in 2010. This change was primarily due to net proceeds of NIS 2,165 million from issuance of debentures in 2011 while in 2010 there was no such issuance. A decrease in the amount of cash dividend distributed in 2011 compared with 2010 also contributed to this change.

In 2010, the net cash used in financing activities amounted to NIS 1,861 million compared with NIS 678 million in 2009. The increase resulted primarily from an increase in cash dividend paid and the lack of proceeds from issuance of debentures in 2010 compared with proceeds of NIS 989 million in 2009.

During 2009, 2010 and 2011, the average outstanding amount of long-term liabilities (long-term loans and debentures) was NIS 4.3 billion, NIS 4.3 billion and NIS 5 billion, respectively.

Working capital

Our working capital as of December 31, 2011 was NIS 679 million, compared with NIS 924 million as of December 31, 2010.  The decrease in working capital was primarily due to an increase in current maturities of our debentures, trade payables and other current liabilities, which was partially offset by an increase in cash and cash-equivalents, trade receivables and inventory.

Our working capital as of December 31, 2010 was NIS 924 million, compared with NIS 1,254 million as of December 31, 2009.  The decrease in working capital was primarily due to the decrease in cash and cash-equivalents, trade receivables and inventory, which was partially offset by a decrease in trade payables.

Trade receivables

Trade receivables consist of outstanding amounts due from customers, mainly for cellular, ISP and landline telephony services and handsets and accessories, net of the allowance for doubtful accounts.  Most of our handset sales are made on an installment basis (generally, 36 monthly payments).  Installments due in the twelve months following the balance sheet date are included in current trade receivables; the remaining installments are included in long-term receivables. As of December 31, 2011, net current trade receivables amounted to NIS 1,859 million compared with NIS 1,478 million as at December 31, 2010 and NIS 1,579 million as at December 31, 2009.  The increase in 2011 compared with 2010 was due to the significant increase in cellular handsets sales, as well as to Netvision's trade receivables, which are consolidated for the first time. The decrease in 2010 compared with 2009 was primarily due to the provision for a refund to our subscribers related to a major network malfunction we experienced in December 2010.  The current maturity of long-term receivables as of December 31, 2011 was NIS 937 million, compared with NIS 656 million as at December 31, 2010.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Set forth below is a description of our contractual cash obligations, in millions of NIS, as of December 31, 2011.

	Total	2012	2013- 2015	2016-2017	2018 and Beyond
Long-term debt obligations (including interest)(1)	7,281	1,002	3,968	2,311	-
Operating lease obligations	1,448	301	611	259	277
Purchase obligations	413	337	63	13	-
Total	9,142	1,640	4,642	2,583	277

(1)	Interest does not include any increase in interest that would be required based on increases in the Israeli CPI.

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

Revenue recognition

Nature of critical estimate items

As described in Note 3.L to our consolidated financial statements included elsewhere in this annual report, revenues derived from usage of our networks, including airtime, internet services (ISP), international call services, interconnect, content and value added services and roaming revenues are recognized when the services are provided, in proportion to the stage of completion of the transaction, and all other revenue recognition criteria are met. Usually, the sale of a handset to the customer is executed with no contractual obligation of the customer to purchase services from us in a minimal amount for a predefined period. As a result, we refer to the sale transaction as a separate transaction and recognize revenue from the sale of the handset upon delivery of the handset to the customer. In case the customer is obligated towards the company to purchase services in a minimal amount for a predefined period, the contract is characterized as a multiple element contract and thus, revenue from sale of handset is recorded in an amount not higher than the fair value of the said handset, which is not contingent upon delivery of additional components (such as services) and is recognized upon delivery of the handset to the customer and when the criteria for revenue recognition are met. Revenues from services are recognized and recorded when the services are provided. In revenue arrangements including more than one deliverable, the arrangement consideration is allocated to each deliverable based on the fair value of the individual element. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement in regards to the goods and the amount of revenue can be measured reliably.

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

Long-lived assets – depreciation

Nature of critical estimate items

The communications industry is capital intensive. The depreciation of operating assets constitutes a significant operating cost for us. We have substantial investments in tangible long-lived assets, primarily our communications networks.

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

Impairment of long-lived assets

Nature of critical estimate items

We review finite-lived long-lived assets, principally consisting of property, plant and equipment, spectrum licenses and intangible assets for impairment based on the requirements of International Accounting Standard No. 36, or whenever events or changes in circumstances indicate that their carrying values may not be recoverable through the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal. Where it is not possible to estimate the recoverable amount of an individual asset, we group together all of the assets that cannot be tested individually into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”), and estimate the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount is the higher of value in use and fair value less cost to sell. Value in use is determined by discounting of expected future cash flows method, using a pre-tax discount rate. An impairment loss is recognized if the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. As regards cash-generating units that include goodwill, an impairment loss is recognized when the carrying amount of the cash-generating unit, after adjustment for goodwill, exceeds its recoverable amount.

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

Effect if different assumptions used

The use of different estimates and assumptions within our discounted cash flow models (e.g., growth rates, future economic conditions, estimates of residual values) could result in discounted cash flows that are lower than the current carrying value of an asset group, thereby requiring the need to reduce the carrying value to the discounted cash flow amount.

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

Assumptions / approach used

We regularly evaluate the adequacy of our allowance for doubtful accounts by taking into account variables such as past experience, age of the receivable balance and current economic conditions of the party owing the receivable balance.  If the financial conditions of certain customers were to deteriorate, resulting in impairment in their ability to make payments, additional allowance for doubtful accounts may be required.

Effect if different assumptions used

We believe that our allowance for doubtful accounts is adequate to cover estimated losses in customer accounts receivable balances under current conditions.  However, changes to the allowance for doubtful accounts may be necessary in the event that the financial condition of our customers improves or deteriorates.

Provisions for contingent liabilities

Provisions in general are highly judgmental, especially in cases of legal disputes. We assess the probability of an adverse event as a result of a past event and if the probability is evaluated to be more likely than not and the amount of the obligation can be estimated reliably, we fully provide for the total amount of the estimated contingent liability. We continually evaluate our pending provisions to determine if additional accruals are required. It is often difficult to accurately estimate the ultimate outcome of a contingent liability. Different variables can affect the timing and amount we provide for certain contingent liabilities. Our provisions are therefore subject to estimates made by us and our legal counsel, which are subject to changes as the status of legal and commercial disputes changes over time. Adverse revision in our estimates of the potential liability could materially impact our financial condition, results of operations or liquidity.

New Accounting Standards

1.	IAS 24 (2009) Related Party Disclosures (hereinafter - “the Standard”)

The new standard includes changes in the definition of a related party and changes with respect to disclosures required by entities related to a government. The Standard is effective from January 1, 2011. For the purpose of applying the Standard for the first time, we mapped our relationships with related parties. The Standard has no material impact on our consolidated financial statements.

2.	Amendment to IFRS 7 Financial Instruments: Disclosures – Clarification of disclosures (hereinafter – “the Amendment”)

The Amendment added a declaration that the interaction between the qualitative and quantitative disclosures enables the users of the financial statements to better assess the company’s exposure to risks arising from financial instruments. Furthermore, the clause stating that quantitative disclosures are not required when the risk is immaterial was removed, and certain disclosure requirements regarding credit risk were amended while others were removed. The Amendment is implemented from annual periods beginning on January 1, 2011. The required disclosures were included in the consolidated financial statements, included elsewhere in this annual report.

ITEM 6.                    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors, executive officers and other key employees as of December 31, 2010:

Name	Age	Position
Ami Erel (2), (3)	64	Chairman of the Board
Nochi Dankner (3)	57	Director
Shay Livnat (2), (3)	53	Director
Raanan Cohen (2), (4)	44	Director
Rafi Bisker (4)	60	Director
Shlomo Waxe (1), (2), (4)	66	Independent Director
Haim Gavrieli	41	Director
Ari Bronshtein (2)	42	Director
Tal Raz	50	Director
Edith Lusky (2)	61	Director
Assaf Topaz (2)	41	Director(a)
Ephraim Kunda (1), (2)	59	Independent Director
Joseph Barnea (1), (2), (3), (4)	76	Independent / External Director
Ronit Baytel (1)	44	Independent / External Director
Amos Shapira	62	President and Chief Executive Officer(b)
Yaacov Heen	42	Chief Financial Officer
Yoni Sabag	39	Vice President of Marketing
Eliezer (Lipa) Ogman	58	Chief Technology Officer
Isaiah Rozenberg	51	Vice President of Engineering and network operation
Itamar Bartov	49	Vice President of Executive and Regulatory Affairs
Yoav Kirmayer	40	Vice President of Business Customers (c)
Meir Barav	54	Vice President of Sales and Service (d)
Sharon Amit	45	Vice President of Human Resources(e)
Amos Maor	48	Vice President of Operations and Supply Chain (d)
Ran Harpaz	38	Vice President of Information Technology (f)
Liat Menahemi-Stadler	45	General Legal Counsel and Corporate Secretary
Teimurz Romashvily	33	Vice President of Pre Paid Activity (g)
Liat Straus	33	Netvision Vice President of Sales and Service (h)
Gil Ben-Itzhak	46	Controller

(a)	Mr. Assaf Topaz was appointed to office as of August 28, 2011.

(b)	Mr. Amos Shapira resigned from office as of December 31, 2011 and Mr. Nir Sztern was nominated as our CEO as of January 1, 2012.

(c)	Yoav Kirmayer resigned from office as of February 29, 2012 and was replaced by Keren Shtevy as of March 1, 2012.

(d)	Mr. Meir Barav resigned from office as of January 31, 2012 and replaced by Mr. Amos Maor as of February 1, 2012.

(e)	Ms. Sharon Amit was appointed to office as of November 1, 2011.

(f)	Mr. Ran Harpaz was appointed to office as of December 1, 2011.

(g)	Mr. Teimurz Romashvily was appointed to office as of October 23, 2011.

(h)	Ms. Liat Straus serves as Vice President of sales and Service of Netvision.

(1)	Member of our Audit Committee.

(2)	Member of our Analysis Committee.

(3)	Member of our Option Committee.

(4)	Member of our Security Committee. Mr Topaz joined our Analysis Committee at January 22, 2012.

Ami Erel has served as Chairman of our Board of Directors since 2005. Mr. Erel has served as President and Chief Executive Officer of Discount Investment Corporation Ltd. since 2001. From March to December 2007, Mr. Erel also served as the Chief Executive Officer of Netvision Ltd., where he served prior to March 2007 and from 2008 to 2011, as Chairman of the board of directors. From 1999 to 2001, he served as President of Elron Electronic Industries Ltd., where he continues to serve as a member of the Board of Directors and also served, until January 2007, as its Chairman of the board of directors. From 1997 to 1999, he served as President and Chief Executive Officer of Bezeq – The Israeli Telecommunications Corporation Ltd.  Mr. Erel also serves as deputy Chairman of the board of directors of Makhteshim-Agan Industries Ltd. and as a member of the boards of directors of Maariv Holdings Ltd. and other IDB group companies. Mr. Erel has served as the chairman of the executive committee of the Manufacturers Association of Israel from 2005 to 2009 and from 2009 to 2011 he served as the chairman of the Israel Export & International Cooperation Institute.  Mr. Erel holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology.

Nochi Dankner has served as a member of our Board of Directors since 2005.  Mr. Dankner currently serves as Chairman of the boards of directors of IDB Holding Corporation Ltd. (of which he also served as Chief Executive Officer from December 2003 until August 2009),  IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Clal Industries and Investments Ltd., Ganden Holdings Ltd. and various private companies, and as a member of the boards of directors of Clal Insurance Enterprises Holdings Ltd., Clal Insurance Company Ltd., Shufersal Ltd., Property and Building Corporation Ltd., Koor Industries Ltd., Makhteshim-Agan Industries Ltd., Maariv Holdings Ltd. and various private companies.  Mr. Dankner also serves as the Chairman of the IDB fund “For the Community” (a non-profit organization), as a member of “Matan-Your Way to Give” (a non-profit organization), as a member of the management committee of the Association of Friends of the Tel Aviv Sourasky Medical Center, and as a member of the board of trustees of Tel Aviv University,  Buchmann Faculty of Law - Tel Aviv University and Bar-Ilan University.  Mr. Dankner holds an L.L.B. and a B.A. in political science, both from Tel Aviv University.

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

Raanan Cohen has served as a member of our Board of Directors since 2000.  Mr. Cohen also has served as Chief Executive Officer of Koor Industries Ltd. since July 2006.  From 2004 to 2006, he also served as Chief Executive Officer of Scailex Corporation Ltd.  Since 2001 he has served as Vice President of Discount Investment Corporation Ltd., having previously served, from 1999 to 2001, as executive assistant to the chief executive officer of Discount Investment Corporation Ltd.  From 1997 to 1999, he was an associate at McKinsey & Company Inc., London.  Mr. Cohen also serves as a member of the boards of directors of Makhteshim-Agan Industries Ltd. and various private companies.  Mr. Cohen is a member of the Israeli Bar Association and holds an L.L.B. and a B.A. in economics from Tel Aviv University and an M.B.A. in management from the J.L. Kellogg Graduate School of management of Northwestern University.

Rafi Bisker has served as a member of our Board of Directors since 2006.  Mr. Bisker currently serves as co-Chairman of the board of directors of Shufersal Ltd. and as the Chairman of the board of directors of Property and Building Corporation Ltd., Bayside Land Corporation Ltd. and various private companies.  From 2000 to 2005, he served as Chief Executive Officer of Ganden Holdings Ltd. and Ganden Real Estate Ltd.  From 1989 to 1999, he served as Chief Executive Officer of Dankner Investments Ltd.  Mr. Bisker also serves as a member of the boards of directors of IDB Holding Corporation Ltd., IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Clal Industries and Investments Ltd., Koor Industries Ltd., Ganden Holdings Ltd., ISPRO The Israel Properties Rental Corporation Ltd., Mehadrin Ltd., and various private companies.  Mr. Bisker holds a B.Sc. in civil engineering from the Technion, Israel Institute of Technology.

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

Haim Gavrieli has served as a member of our Board of Directors since 2008. Mr. Gavrieli has served as the Chief Executive Officer of IDB Holding Corporation Ltd. since 2009 and also as Chief Executive Officer of IDB Development Corporation Ltd. since 2011, where he served as Executive Vice President from 2006 to 2011. He also serves as a member of the boards of directors of Discount Investment Corporation Ltd., Koor Industries Ltd., Makhteshim-Agan Industries Ltd. Clal Finance Ltd., other IDB group companies and various private companies. Mr. Gavrieli also serves as a Deputy Chairman of Shufersal Ltd. and Co-Chairman of the board of directors of IDB Tourism (2009) Ltd. and Chairman of Modiin Energy Management (1992) Ltd. Mr. Gavrieli holds a B.A. in political science and sociology from the University of Haifa and an M.A. in management from the University of Haifa.

Ari Bronshtein has served as a member of our Board of Directors since 2008. Mr. Bronshtein has served as Vice-President of DIC. Since July 2010, he also has served as a Chief Executive Officer, and from May 2009 to June 2010 he served as co-Chief Executive Officer of Elron Electronic Industries Ltd. Mr. Bronstein also serves as a member of the boards of directors of Maxima Air Separation Center Ltd., Mode'en Energy Ltd., Sterling Communications Ltd., Maariv Holdings Ltd., Given Imaging Ltd. and various private companies. From 2004 to 2005, he served as Vice President and head of the Economics and Business Development division, and from 2000 to 2003, as Director of Finance and Investments, at Bezeq – The Israeli Telecommunications Corporation Ltd. Mr. Bronshtein holds a B.A. in finance and management and M.Sc. degree in finance and accounting, both from Tel Aviv University.

Tal Raz has served as a member of our Board of Directors since 2009. Mr. Raz has served as Chief Executive Officer of Maariv, an Israeli daily newspaper controlled by DIC from 2011. From 2009 to  2011 he served as Chief Executive Officer of Clal Finance. From 2005 to 2009, Mr Raz served as our Chief Financial Officer. From 2002 to 2005, Mr. Raz served as Chief Financial Officer of Elron Electronic Industries Ltd. From 2001 to 2002, he served as the President and Chief Executive Officer of Elbit Ltd. From 1997 to 2001, he served as Elbit’s Chief Financial Officer, having previously served in the same capacity at Agentsoft Ltd. and Paul Winston Corporation. Prior to that, he was a senior auditor at Deloitte & Touche’s New York office.  Until January 2007, Mr. Raz served as a director of

Netvision Ltd.  Mr. Raz is a member of the steering committee of the Israeli CFO (Chief Financial Officers) Forum and is a certified public accountant. He holds a B.A. in accounting and business administration and an M.B.A. in business administration, from the City University of New York.

Edith Lusky has served as a member of our Board of Directors since March 2011. Ms. Lusky serves as an external director at Israel Discount Bank Ltd. since 2009. From 2004 to 2008 Ms. Lusky served as senior vice president of retail banking and risk management of Union Bank of Israel Ltd. and from 2001 to 2004 she served as chief executive officer of Mishcan - Bank Poalim for Mortgages Ltd. Ms. Lusky holds a B.A. in Economics and Statistics and an M.Sc in Economics, both from Tel Aviv University.

Assaf Topaz has served as a member of our Board of Directors since August 2011. Mr. Topas has served as Vice President of DIC since January 2010. From June 2005 to May 2009 Mr. Topaz served as Vice President, and from March 2004 to June 2005 he served as business development manager of Elron Electronic Industries Ltd. From 1998 to 2002, Mr. Topaz served as co-founder, chief operating officer and as member of the board of directors of Breach Security (formerly known as Gilian Technologies). Mr. Topaz holds a B.A. in Economics and Geography from the Hebrew University in Jerusalem, and a Master of Science in Management from Stanford University. Mr. Topaz is a son in law of Ruth Manor, one of the controlling shareholders of the Company.

Ephraim Kunda has served as a member of our Board of Directors since 2010. Mr. Kunda is an Israeli businessman and is the owner and managing director of a private consulting company that provides economic consultancy and business mediation services. From 2007 to 2010, Mr. Kunda has served as the Chairman of the board of directors and since 2010 as a member of the board of directors of Ravad Ltd., a public real estate investment company.  From 2003 to 2007, Mr. Kunda served as an external director of Property and Building Corporation Ltd., a public real estate company that is a member of the IDB group. Mr. Kunda holds a B.A. in Economics from Tel Aviv University.

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

Amos Shapira served as our President and Chief Executive Officer since 2005 until December 31, 2011.  From 2002 to 2005, Mr. Shapira served as Chief Executive Officer of El Al Israel Airlines Ltd.  From 1993 to 2002, he served as Chief Executive Officer of Hogla-Kimberly Ltd., a company owned by Kimberly-Clark USA. He joined the board of directors of Elron Electronic Industries Ltd. in 2006. From 2008 Mr Shapira serves as the president of the Israeli Friends of the Tel Aviv University Association. Mr. Shapira holds an M.Sc. in industrial administration from the Technion, Israel Institute of Technology and a B.A. in economics from the University of Haifa.

Nir Sztern has served as our Chief Executive Officer since January 2012.  Mr. Sztern served as the chief executive officer of Netvision (which was recently acquired by us), from 2010 to 2011. From 2008 to 2010 he served as deputy CEO of Pelephone, and from 2002 to 2008 as Pelephone's vice president of marketing. From 2001 to 2002 he served as vice president of marketing and sales of Barak 013 Ltd. or Barak, a long distance operator (which was later merged into Netvision) and from 1999-2001 as head of Barak's marketing department. From 1994 to 1999 Mr. Sztern served as head of our private sector marketing department. Mr. Sztern holds a B.A. in economics and management from the Tel Aviv University and an M.B.A. in business administration, from the Israeli branch of Manchester University.

Yaacov Heen has served as our Chief Financial Officer since 2009. Mr. Heen served as head of our economic department since 2006, responsible for our budget, financial analysis, cost accounting and control over our performance. From 2002 to 2006 he served as head of our pricing and business research department. Mr. Heen is a member of the steering committee of the Israeli CFO (Cheif Financial Officers) Forum. Mr. Heen holds a B.A. in economics and business administration and an M.B.A. in business administration, both from the Bar-Ilan University.

 Yoni Sabag has served as our Vice President of Marketing since April 2011. Mr. Sabag has served as head of our private sector marketing department, in charge of the private and small business sectors from 2006 to March 2011. From 2003 to 2006, he served as a director of marketing for the private sector. Mr Sabag has been a member of our marketing department since 2000.

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

Yoav Kirmayer served as our Vice President of Business Customers from 2010 until February 29, 2012. Mr Kirmayer has previously served as head of our telephonic service apparatus, since 2010, responsible for the support of all customer telephonic applications. From 2006 to 2010 he served as the head of our nationwide chain of sale and service centers. Mr Kirmayer holds a B.A. in economics and business administration from Bar-Ilan University and an M.B.A. in business administration from Ben-Gurion University.

Keren Shtevy has served as our Vice President of Business Customers since March 1, 2012. Ms. Shtevy served as Netvision's vice president of private customers from 2004 to 2011 and from 2011 as general vice president. From 1998 to 2004 she served at various positions in Netvision, from 1999 in various management positions, in charge of sales and customer service for private customers. Ms. Shtevy holds a B.A. in economics and communications from the University of Haifa.

Meir Barav served as our Vice President of Sales and Service from 2005 and until January 31, 2012.  From 2001 to 2005, Mr. Barav served as Vice President of Operations and Logistics of D.B.S. Satellite Services (1998) Ltd.  From 1997 to 2000, he served as Vice President of Sales and Logistics of Strauss Ice Creams Ltd.. Mr. Barav holds a B.A. in economics and statistics from the Open University.

 Ms. Sharon Amit has served as our Vice President of Human Resources since November 2011.  Ms. Amit has served as Netvision's VP of Human Recourses from 2009 to November 2011. She served as VP of Human Recourses of Tikshoov Call Center from 2006 to 2009, of Bynat Computer Communications from 2002 to 2006 and of ADC Israel from 1996 to 2002. Ms. Amit holds a B.A. in English literature and East Asia science, from the Hebrew University in Jerusalem and an M.A. in labor studies from the Tel Aviv University.

Amos Maor has served as our Vice President of Sales and Service as of February 1, 2012 and has served as our Vice President of Operations and Supply Chain from  2004 to  January 2011.  From 2002 to 2004, Mr. Maor served as manager of Supply Chain of Elite Industries Ltd., and from 2000 to 2002, he served as manager of Elite’s sales division headquarters.  Mr. Maor holds a B.Sc. in industry and management engineering from the Technion, Israel Institute of Technology.

Ran Harpaz has served as our Vice President of Information Technology since December 2011.  Mr. Harpaz reports to the Company's chief technology officer. Mr. Harpaz has served as Netvision's chief technology officer since 2008. From 2007 to 2008 he served as director of consumer experience at PayPal Inc. (USA). From 2003 to 2007 he served as VP customer advocacy of Skybox Security Inc. (USA). From 2002 to 2003 he served as management consultant at McKinsey & Co. From 1997 to 2002 he served as VP research and development of Sanctum Inc. (Acquired by WatchFire/IBM).  Mr. Harpaz holds an LL.B, a B.A. in economics and  M.B.A. in Finance all from the Tel Aviv University.

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

Teimurz Romashvily has served as our Vice President of Pre Paid Activity since October 2011. Mr. Romashviliy reports to the Company's VP Sales and Service. Mr.  Romashvily has served as Netvision's head of pre-paid and international activity from 2007 to October 2011. From 2005 to 2007 he served as head of pre-paid activity in Barak and prior to that served in a variety of positions in Barak. Mr. Romashvily holds a B.A. in economics and management from the Economics Academy in Kiev, Ukraine.

Liat Straus has served as Netvision Vice President of Sales and Services as of 2011. From 2010 to 2011, Ms. Straus served as Netivison's head of customer service department. From 2006 to 2010, Ms. Straus served at various management positions, in charge of sales and customer retention division in Tikshoov Contact Center (placed with Barak – an ILD later merged into Netvision).

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

B.          COMPENSATION

Executive Officer and Director Compensation

The aggregate direct compensation we paid to all our executive officers and directors as a group (29 persons) for 2011 was approximately NIS 23.5 million, of which approximately NIS 9 million relates to 2010 bonuses paid in 2011 and approximately NIS 2.4 million was set aside or accrued to provide for pension, retirement, severance or similar benefits. These amounts do not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses and benefits commonly reimbursed or paid by companies in Israel. In addition, in 2011 we recorded the sum of approximately NIS 3.7 million, as a compensation cost related to the options granted to all our executive officers under our share incentive plan.

We pay no cash compensation to our directors who are affiliated with DIC for their services as directors, but we pay DIC NIS 2.0 million per year for management services, adjusted to changes in the Israeli Consumer Price Index for June 2006, and in 2011 this payment amounted to approximately NIS 2.3 million. In February 2010, our Board of Directors found that each of our external Directors qualifies as an "Expert External Director", as defined in the such regulations, and resolved that we shall pay our external directors an annual fee of NIS 126,900 (approximately $33,211) and a meeting participation fee of NIS 4,880 (approximately $1,277), payable in accordance with the aforesaid regulations to an "Expert External Director", as adjusted for changes in the Israeli CPI since December 2007 (which inclusive of CPI adjustment to December 31, 2011 equals approximately NIS 143,600 (approximately $37,580) and approximately NIS 5,500 ( approximately $1,440), respectively). Until our annual shareholders meeting held in July 2011 we paid Shlomo Waxe, one of our independent directors, a monthly director’s fee of $3,000 plus Israeli value-added tax. In our annual shareholders meeting held in July 2011, it was resolved that Shlomo Waxe (effective from the date of the Meeting) and Edith Lusky (effective retroactively from the date of her appointment to the board of directors) will be compensated similarly to our "expert external directors" (as such term is defined in the above regulations), Mr. Waxe as a communications expert and Ms. Lusky as a financial expert, for meetings which they attend (including for meetings of committees of the board of directors). Also, In our annual meeting of shareholders held in July 2011, it was resolved that Ephraim Kunda, our other independent director, will be compensated, effective retroactively from the date of his appointment to the board of directors, at the same level as a statutory external director of a dual listed company, which, according to the above regulations, is in the amount of NIS 115,400 per year and NIS 3,470 per meeting (including for meetings of committees of the board of directors) which he attends, adjusted for changes in the Israeli consumer price index for December 2007 in accordance with these regulations (which inclusive of CPI adjustment to December 31, 2011 equals approximately NIS 130,600 (approximately $34,180) and approximately NIS 3,900 ( approximately $1,020), respectively).

Employment Agreement of Amos Shapira

Mr. Amos Shapira, our President and Chief Executive Officer until December 31, 2011, is entitled to a gross monthly salary of NIS 120,000, linked to the Israeli CPI (approximately NIS 141,000 as of December 31, 2011).  He is also entitled to a company car, the use of a cellular phone and to reimbursement of incidental private expenses in the amount of NIS 9,000 per year. Mr. Shapira is entitled to a fixed bonus equal to six month’s salary per year, linked to Israeli CPI, in respect of which no social benefits are accrued and an annual bonus based on our annual profits that shall not exceed NIS 2.78 million. Mr. Shapira is also entitled to participate in our share option plan (such plan was adopted in September 2006). Mr. Shapira’s agreement contains provisions for vacation days, sick leave, managers’ insurance and an education fund. The aggregate monthly cost to us of Mr. Shapira’s employment in 2011 amounted to approximately NIS 196,000 (approximately $51,300).Mr. Shapira will continue to receive his salary and benefits until December 31, 2012. In January 2012, we have agreed to pay Mr. Shapira a special payment in the amount of twelve monthly salaries, in return for his undertaking not to compete with us, directly or indirectly, for a period ending December 31, 2013. As of December 31, 2011, we have recorded a provision in the amount of NIS 4.16 million to cover Mr. Shapira's above retirement settlement.

Employment Agreement of Nir Sztern

Mr. Nir Sztern, our Chief Executive Officer as of January 1, 2012, is entitled to a gross monthly salary of NIS 90,000.  He is also entitled to a company car and the use of a cellular phone. Mr. Sztern is entitled to an annual bonus based on our annual profits with a maximum bonus equal to 10 months' salary, linked to Israeli CPI, in respect of which no social benefits are accrued. Mr. Sztern is also entitled to participate in our share option plan. Mr. Sztern’s agreement contains provisions for vacation days, sick leave, managers’ insurance and an education fund. The agreement is for an unspecified period of time and can be terminated by either party with advance notice of three months. Mr. Sztern will continue to receive his salary and benefits for a period of three months after termination by either party, unless we terminate the agreement for cause. Mr. Sztern's terms of employment remained unchanged from his previous position as Netvision's CEO.

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

Under the Companies Law, our Board of Directors must determine the minimum number of directors having financial and accounting expertise, as defined in the regulations of the Companies Law, that our Board of Directors should have.  In determining the number of directors required to have such expertise, the Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that we require at least two directors with the requisite financial and accounting expertise and that Messrs. Dankner, Erel, Cohen, Bronshtein, Gavrieli, Raz and Lusky have such expertise. The Companies Law and the regulations promulgated thereunder also require that at least one of our External Directors has financial and accounting expertise and consider a person who is an audit committee independent financial expert according to a foreign law, to comply with that requirement.  Our Board of Directors has determined that Ms. Ronit Baytel qualifies as an "audit committee financial expert" as defined by the SEC in Item 16.A of Form 20-F.

Board of Directors and Officers

Our Board of Directors currently consists of fourteen directors, including four independent directors under the rules of the Sarbanes-Oxley Act applicable to audit committee members, of which two also qualify as external directors under the Companies Law.  Ten of our current directors, including independent directors Mr. Waxe and Mr. Kunda, were elected at our annual shareholders meeting held in July 2011. Our external directors, Mr. Barnea and Ms. Baytel were elected in our annual shareholders meeting held in April 2010 for a term of three years. Two additional directors, Messrs. Dankner and Topaz, were appointed by DIC, as founding shareholder, in accordance with our license and articles of association’s requirement that at least 20% of our directors be appointed by Israeli citizens and residents from among our founding shareholders. We do not enter into service contracts with our directors. Our articles of association provide that we must have at least five directors.

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

External Directors

Qualifications of external directors

Companies incorporated under the laws of the State of Israel whose shares are listed on a stock exchange are required by the Companies Law to appoint at least two external directors.  External directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law. The appointment of our external directors was approved by our shareholders in May 2007 for an initial term of three years and in April 2010 for a second term of three years.  The Companies Law provides that a person may not be appointed as an external director if the person, or the person’s relative, partner, employer or any entity under the person’s control, has or had during the two years preceding the date of appointment, any affiliation with the company or any entity controlling, controlled by or under common control with the company; a person may not be appointed as an external director in a company that does not have a controlling shareholder, in the event that he has affiliation, at the time of his appointment, to the chairman, chief executive officer, a 5% shareholder or the chief financial officer; a person may not be appointed as an external director if he, his relative, partner, employer, supervisor, or an entity he controls, has business or professional relationship with any of the persons with which the external director may not be affiliated ,even in not maintained on a regular basis, other than negligible relations.

The term affiliation includes:

·	an employment relationship;

·	a business or professional relationship maintained on a regular basis;

·	control; and

·
service as an office holder, excluding service as a director in a private company prior to its initial public offering if such director was appointed in order to serve as an external director following the offering.

The term “office holder” is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title, and a director.  Each person listed above under “Item 6.A - Directors and Senior Management,” except Gil Ben-Itzhak, is an office holder for this purpose.

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

Until the lapse of two years from termination of office, a company may not appoint an external director, his or her spouse and child, as an office holder in that company or another company under the same control, and cannot employ or receive services from that person for pay or grant any benefit, either directly or indirectly, including through a corporation controlled by that person, and in regards to a relative that is not his or her spouse or child -  until the lapse of one year.

Election of external directors

External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

·	at least a majority of the shares of non-controlling shareholders voted at the meeting vote in favor of the election of the external director; or

·	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

The initial term of an external director is three years and he or she may be reelected to two additional terms of three years by means of one of the following mechanisms: (i) the board of directors proposed the nominee and his appointment was approved by the shareholders in the manner required to appoint external directors for their initial term, or (ii) a shareholder holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relations with the controlling shareholders in favor of the nominee constitute more than 2% of the voting rights in the company. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the company.  An external director may only be removed by the same percentage of shareholders votes as is required for his or her election, or by a court, and then only if the external director ceases to meet the statutory qualifications or violates his or her duty of loyalty to the company.  If an external directorship becomes vacant, a company’s board of directors is required under the Companies Law to call a shareholders’ meeting promptly to appoint a new external director.

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

Audit committee

Under the Companies Law, the board of directors of a public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the company’s external directors and the majority of its members is required to be independent (as such term is defined under the Israeli Companies Law). The chairman of the audit committee is required to be an external director. The audit committee may not include the chairman of the board, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder,  a director who regularly provides services to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives most of its income from the controlling shareholder, a controlling shareholder or any of a controlling shareholder’s relatives. The members of the audit committee are also required to meet the independence requirements established by the SEC in accordance with the requirements of the Sarbanes-Oxley Act.

Our audit committee provides assistance to our Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting and internal control functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Under the Companies Law, the audit committee is required to identify deficiencies in the management of the company, including by consulting with the internal auditor or the independent accountants, and recommending remedial actions to the board of directors, assessing the scope of work and compensation of the company's independent accountant, assessing the company's internal audit function and the performance of its internal auditor, setting whistle blower procedures (including in respect of the protections afforded to whistle blowers) and is responsible for determining whether certain related party actions and transactions are "material" or "extraordinary" in connection with their approval procedures, reviewing and approving certain related party transactions, as described below. The audit committee may not approve such a related party transaction unless at the time of approval the two external directors were serving as members of the audit committee and at least one of them was present at the meeting at which the approval was granted.

Our audit committee is composed entirely of independent members (both under the Israeli Companies Law and the Sarbanes-Oxley Act and includes all the external directors) - Messrs. Barnea (chairman), Waxe , Baytel and Kunda. Our board of directors determined Ms. Baytel to be qualified to serve as an "audit committee financial expert" as defined by the SEC's rules.

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

Analysis committee

Our analysis committee reviews our costs and annual budget and recommends ways to achieve cost efficiency in our activities to our Board of Directors. Our Analysis committee also reviews our operations and future plans and recommends how we might enhance our present and future performance to our Board of Directors.  Our analysis committee consists of Messrs. Bronshtein (chairman), Erel, Cohen, Livnat, Waxe, Barnea, Kunda, Lusky andTopaz.

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

Under the Companies Law, once an office holder complies with the above disclosure requirement, the transaction can be approved, provided that it is not adverse to the company’s interest. A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee, will generally not be present at this meeting or vote on this matter unless a majority of the directors or members of the audit committee have a personal interest in the matter. If a majority of the directors have a personal interest in the matter, the matter also generally requires approval of the shareholders of the company. Under the Companies Law, unless the articles of association provide otherwise, a transaction with an office holder, or a transaction with a third party in which the office holder has a personal interest, requires approval by the board of directors. If it is an extraordinary transaction or an undertaking to indemnify or insure an office holder who is not a director, audit committee approval is required, as well. Arrangements regarding the compensation, indemnification or insurance of an officer holder who is not a director require the approval of the audit committee and board of directors, in that order. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the audit committee, board of directors and shareholders, in that order. Our articles of association provide that a non-extraordinary transaction with an office holder, or with a third party in which an office holder has a personal interest, may be approved by our Board of Directors, by our Audit Committee or, if the transaction involves the provision of our communications services and equipment or involves annual payments not exceeding NIS 250,000 per transaction, by our authorized signatories.

Personal interests of a controlling shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Accordingly, DIC, and entities and persons that directly or indirectly control DIC, are considered to be our controlling shareholders. Extraordinary transactions with a controlling shareholder or its relatives or in which a controlling shareholder has a personal interest, directly and indirectly, including through a company controlled by him or her, for the receipt of services from him or her by the company, and the terms of compensation of a controlling shareholder or his or her relative, who is an employee or director, require the approval of the audit committee, the board of directors and a majority of the shareholders of the company, in that order. In addition, the shareholders approval must fulfill one of the following requirements:

·	at least majority of the shareholders who have no personal interest in approving the transaction and who vote on the matter vote in favor of the transaction; or

·	the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than 2% of the voting rights in the company.

In addition, any such extraordinary transaction whose term is more than three years, require approval as described above every three years, unless (with respect to transactions not involving management fees or compensation) the audit committee approves that a longer term is reasonable under the circumstances.

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

D.          EMPLOYEES

Our ability to achieve our strategic goals largely depends on our employees.  Consequently, we strive to recruit the most suitable candidates for each position, to give our employees the best training needed to qualify them for their tasks within our organization and aim to keep them satisfied while being productive and efficient. We implement a comprehensive review system that periodically analyzes our employees’ performance in order to improve their performance and in order to enable us to properly compensate, retain and promote our best employees.  Since we are committed to provide the best service to our subscribers, approximately 81% of our work force (excluding Netvision subsidiaries employees) is engaged in customer facing positions.

The numbers and breakdowns of our full-time equivalent employees as of the end of the past three years are set forth in the following table:

	Number of Full-Time Equivalent Positions
Unit	December 2009 **	December 2010 **	December 2011 **
Management and headquarters	34	37	68
Human resources	54	52	72
Marketing	80	83	107
Customers*	3,452	3,779	5,518
Finance	133	134	176
Technologies	679	596	851
Netvision subsidiaries***	-	-	462
Total	4,432	4,681	7,254

* Includes the customer facing units: business customers, sales and services, operations and supply chain.
**Including 118, 7 and  _ employees previously engaged through subcontractors, mainly in the Technologies  and Supply chain units during  2009, 2010 and 2011 respectively; in 2010 including  289 employees of Dynamica and excluding 46 employees previously employed by us which are employed by Amdocs, as part of outsourcing services related to our billing system; in 2011 including  313 employees of Dynamica and 1,644 of Netvision.
*** In which Netvision has 50% or more of  the issued share capital.

Israeli labor laws govern the length of the workday, minimum wages for employees, provisions concerning for hiring and dismissing employees, determination of severance pay, annual leave, sick days and other conditions of employment. Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment. Commencing in October 2008, Israeli law requires us to hire certain workers retained through subcontractors who provided us services for a certain minimum period. We are complying with this obligation. In addition, under an 2008 order issued by the Ministry of Industry,

Commerce and Labor, all Israeli employers are obligated to contribute to a pension plan, amounts equal to a certain percentage of the employee's wages, for all employees, after a certain minimum period of employment. Under that order, contribution to a pension plan increases gradually until 2014 and up to 6% of the employee’s wages, with additional identical contribution for severance pay. We contribute to the majority of our employees' pension arrangements a percentage higher than that required by the 2008 order, which are also intended to cover future severance payment.  A provision in our financial reports covers severance pay to those employees who were not entitled to managers’ insurance or other pension arrangements or for the balance between future severance pay according to the law and the contribution for severance payment, made according to said order. Furthermore, we and our employees are required to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Such amounts also include payments by the employee for health insurance. The total payments to the National Insurance Institute are equal to approximately 17.9% of an employee’s wages (up to a specified amount), of which the employee contributes approximately 12% and the employer contributes approximately 5.9%.

We enter into personal employment agreements with our employees on either a monthly (in most cases, full-time positions) or hourly basis. Employment agreements with most of our employees are at will. Substantially all of our employees have signed non-disclosure and non-competition agreements, although the enforceability of non-competition agreements is limited under Israeli law.

Our employee compensation structure is aimed at encouraging and supporting employee performance towards enabling us to meet our strategic goals. Approximately 80% of our customer facing employees are entitled to performance-based incentives, which are granted mainly to customer-facing personnel, such as sales and service employees. In addition, some of our employees are entitled to an annual bonus based on our overall performance, subject to the discretion of our Board of Directors. We also contribute funds on behalf of some of our employees to an education fund.

We have entered into agreements with a number of manpower agencies and programming companies under which they provide us with temporary workers.

Our employees are not represented by any labor union. Since our inception, we have not experienced labor-related work stoppages and believe that our relations with our employees are good.

E.          SHARE OWNERSHIP

As of December 31, 2011, one of our directors, Mr. Nochi Dankner may be deemed to beneficially own 46,852,982, or approximately 47.1%, of our ordinary shares. 43,381,135 ordinary shares of these are beneficially owned by DIC and the voting rights in additional 3,412,500 are held by DIC, of which Mr. Dankner is the Chairman of the board of directors and 59,347 ordinary shares are held by indirect subsidiaries of IDB Development (of which Mr. Dankner is the Chairman of the board of directors), for their own account. This does not include 584,226 ordinary shares held as of that date for members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds, insurance policies and unaffiliated third-party client accounts, which are managed by such subsidiaries. Mr. Dankner is also a controlling shareholder and the Chairman of the board of directors of IDB. IDB Development, IDB, Mr. Dankner and each of our other directors who are affiliated with IDB or DIC, disclaim beneficial ownership of such shares.

Except as described above, none of our executive officers or directors beneficially owns 1% or more of our outstanding ordinary shares.

2006 Share Incentive Plan

The Share Incentive Plan was introduced in September 2006.  It is an option plan open to all our employees, directors, consultants and sub-contractors and to those of our affiliates and our shareholders’ affiliates.  Under the plan, our Board of Directors (or an option committee to which such authority may be delegated by our Board of Directors) is authorized to determine the terms of the awards, including the identity of grantees, the number of options or restricted stock units (“RSUs”) to be granted, the vesting schedule and the exercise price.  The options or RSUs have a term of six years and vest in four equal installments on each of the first, second, third and fourth anniversary of the date of grant.  Under the plan, unvested options or RSUs terminate immediately upon termination of employment or service.  The plan, as amended in 2008 and 2011, defines acceleration events of options or RSUs granted, including a merger, a consolidation, a sale of all or substantially all of our consolidated assets, or the sale or other disposition of all or substantially all of our outstanding shares. The plan terminates upon the earlier of ten years from its adoption date or the termination of all outstanding options or RSUs pursuant to an acceleration event.  The terms of the 2006 Share Inventive Plan provide for a net exercise mechanism, the result of which is to require us to issue a smaller number of ordinary shares than represented by the outstanding options.  Unless the Board of Directors otherwise approves, the number of ordinary shares issuable by us upon the exercise of an option will represent a market value that is equal to the difference between the market price of the ordinary shares and the option exercise price of the exercised options, at the date of exercise.  Distribution of cash dividends before the exercise of the options reduces the exercise price of each option by an amount equal to the gross amount of the dividend per share distributed.

In May 2011, our board of directors resolved to enlarge the initial pool of options or RSUs of our 2006 Share Incentive Plan from 2.5 million, by 1.4 million options or RSUs and to grant 1.06 million additional options to certain non-director officers and senior employees, out of which 315,000 options were granted to Mr. Amos Shapira, at an exercise price of US$ 31.74 per share (which expired following Mr. Shapira's resignation from office, according to the terms of the plan or his waiver). The options granted will be vested in three equal installments on each of the first, second and third anniversary of the date of the grant. The options of the first installment may be exercised within 24 months from their vesting and the second and third installments may be exercised with 18 month from their vesting.

As of December 31, 2011, an aggregate of 1,056,896 ordinary shares are issuable upon exercise of options according to the terms above and Mr. Ami Erel, our Chairman of the Board of Directors, and Mr. Amos Shapira, our Chief Executive Officer, each hold 54,647 of our ordinary shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          MAJOR SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our shares as of December 31, 2011, by each person, or group of affiliated persons, known to us to be the beneficial owner of 5% or more of our outstanding shares.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes any shares issuable pursuant to options that are exercisable within 60 days of December 31, 2011. Any shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 99,481,487 ordinary shares outstanding as of December 31, 2011. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, our major shareholders do not have different voting rights and the persons named in the table have sole voting and investment power with respect to all ordinary shares held by them.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent

Discount Investment Corporation Ltd.*	46,793,635	47.04%
Directors and executive officers as a group (29 persons)**	47,005,465	47.25%

*
DIC, a public Israeli company traded on the Tel Aviv Stock Exchange, is a majority-owned subsidiary of IDB Development Corporation Ltd., or IDB Development. Includes 31,192,780 ordinary shares held by DIC directly, 12,188,355 ordinary shares held by a wholly-owned subsidiary of DIC (namely, DIC Communication and Technology Ltd., an Israeli company) and 3,412,500 ordinary shares, representing approximately 3.43% of our issued and outstanding shares, held by two shareholders whose voting rights are vested in DIC. Does not include 59,347 ordinary shares (representing approximately 0.06% of our issued and outstanding shares) held as of December 31, 2011 by indirect subsidiaries of IDB Development for their own account and 584,226 ordinary shares (representing approximately 0.59% of our issued and outstanding shares) held as of that date for members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds, insurance policies and unaffiliated third-party client accounts, which are managed by such subsidiaries.

IDB Development, an Israeli company, is a wholly-owned subsidiary of IDB Holding Corporation Ltd., or IDB, a public Israeli company traded on the Tel Aviv Stock Exchange.

IDB is controlled as follows:

·
Ganden Holdings Ltd., or Ganden, a private Israeli company controlled by Nochi Dankner (who is also the Chairman of the boards of directors of IDB, IDB Development and DIC and one of our directors) and his sister Shelly Bergman, held as of December 31, 2011, directly and through a wholly-owned subsidiary, approximately 54.78% of the outstanding shares of IDB;

·	Shelly Bergman, through a wholly-owned company, held as of December 31, 2011 approximately 4.17% of the outstanding shares of IDB;

·
Avraham Livnat Ltd., or Livnat, a private Israeli company controlled by Avraham Livnat (one of whose sons, Zvi Livnat, is a director and Executive Vice President of IDB, a director and Deputy Chairman of the board of directors of IDB Development and a director of DIC, and another son, Shay Livnat, is one of our directors and a director of IDB Development), held as of December 31, 2011, directly and through a wholly-owned subsidiary, approximately 13.33% of the outstanding shares of IDB; and

·
Manor Holdings BA Ltd., or Manor, a private Israeli company controlled by Ruth Manor (whose son in law Assaf Topaz, is one of our directors and her son Dori Manor is a director of IDB, IDB Development and DIC), held as of December 31, 2011, directly and through a majority-owned subsidiary, approximately 13.32% of the outstanding shares of IDB.

Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to a majority of their holdings in IDB  for the purpose of maintaining and exercising control of IDB as a group. Their additional holdings in IDB are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023. In February 2012, subsidiaries of Ganden, Livnat and Manor have entered into an additional agreement (which shall come into force upon the closing of a certain transaction) whereby such parties will act, among other things, to exclude Livnat from the existing control group of IDB, and Livnat will grant to Ganden and Manor an option to purchase from Livnat, and Ganden and Manor will grant to Livnat an  option to sell to them, shares of IDB held by Livnat.

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

**
Includes the 46,793,635 ordinary shares held, directly or indirectly, by DIC and 59,347 ordinary shares held by indirect subsidiaries of IDB Development, for their own account, which may be deemed to be beneficially owned by Nochi Dankner by virtue of his control of IDB. Does not include an aggregate of 584,226 of our ordinary shares held, as of December 31, 2011, by members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds, insurance policies and unaffiliated third-party client accounts, which are managed by indirect subsidiaries of IDB Development. Each of our directors who is affiliated with IDB or DIC disclaims beneficial ownership of such shares. Also includes43,189  ordinary shares issuable upon the exercise of stock options that are exercisable on, or within 60 days following December 31, 2011, and 54,647 ordinary shares held by each of Messrs. Ami Erel and Amos Shapira as of December 31,2011.

As of December 31, 2011, we had twenty three holders of record of our equity securities who are, to our knowledge, located in the United States. The shares held by these holders of record represent 95.6% of our outstanding ordinary shares. However, this number is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are located because approximately 95.58% of our ordinary shares were held of record by Cede & Co. for the account of the brokers or other nominees, including the Tel Aviv Stock Exchange; approximately 43.61 % of our ordinary shares owned directly and indirectly by DIC is also held of record by Cede & Co.

In  2008 and 2011, DIC sold in several additional transactions approximately 16.47% of our then issued share capital to a financial institution which informed DIC at the time of its intention to place such shares for sale outside the United States to non-US investors. In 2009 DIC purchased minority stakes of approximately 1.97% of our then issued share capital from two shareholders (the voting rights of which were already held by DIC prior to the purchase). For additional details as to such shareholders' agreements, see below under "B. Related Party Transactions – Original 1997 shareholders agreements".

B.          RELATED PARTY TRANSACTIONS

Agreements among Our Shareholders

In September 2005, DIC acquired the shares and voting rights in our company held indirectly by BellSouth and the Safra brothers. In 2006, DIC sold a portion of these shares in four transactions to six financial investors based on the price of the Safra transaction, with adjustments for dividends paid and certain additions to such price accrued during the period from the closing of the Safra transaction to the applicable sale transaction. The following summaries of the agreements between DIC and certain other shareholders relate only to provisions that were in effect as of January 1, 2011 or thereafter.

Original 1997 shareholders agreements

Brian Greenspun, Daniel Steinmetz, Benjamin Steinmetz and Shlomo Piotrkowsky, who owned of record, directly or indirectly, an aggregate of approximately 5.5% of our then outstanding ordinary shares, granted the voting rights in these shares to BellSouth and the Safra brothers. These voting rights were assigned to DIC in connection with its acquisition of our control in September 2005. In 2009 DIC purchased the minority stakes held by Brian Greenspun and Benjamin Steinmetz (indirectly), representing approximately 1.97% of our then share capital. The remaining minority shareholders currently own approximately 3.43% of our outstanding ordinary shares. These minority shareholders are restricted from transferring these shares without the prior written consent of DIC and their transfer are subject to a right of first refusal in favor of DIC. Each of these minority shareholders has also committed not to compete, directly or indirectly, with our cellular communications business in Israel so long as he is a shareholder and for a period of one year thereafter.

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

Relationship with IDB

As of December 31, 2011, an aggregate amount of approximately NIS  214 million principal amount of our Series A, B,C,D and E Debentures were held by investors who are members of the IDB group and entities affiliated with IDB’s principal shareholders or officers, either for their own account or for the benefit of members of the public (through, among others, provident funds, mutual funds, pension funds, exchange traded funds, insurance policies and unaffiliated third-party client accounts, which are managed by indirect subsidiaries of IDB).

 As of December 31, 2011, an aggregate of 584,226 of our ordinary shares (not included in the holdings set forth in the Beneficial Owners' table above) were held by members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds, insurance policies and unaffiliated third-party client accounts, which are managed by indirect subsidiaries of IDB.

In October 2006, we entered into an agreement with DIC, to benefit from the experience that DIC has in telecommunications and in the Israeli market generally, pursuant to which DIC provides us with services in the areas of management, finance, business and accountancy in consideration of NIS 2.0 million (linked to the Israeli Consumer Price Index for June 2006) plus VAT per year. Among the services included are consulting and assistance on managerial, economic and accounting issues, such as the preparation of an annual budget, strategic plans and central business processes for us. In addition, the provision of employees and officers of DIC and its affiliates to be directors of Cellcom is included in the agreement. This agreement is for a term of one year and is automatically renewed for one-year terms unless either party provides 60 days’ prior notice to the contrary. In July 2011, our annual shareholders meeting approved an amendment of the agreement so as to clarify that the DIC officers and employees whose service as directors are covered by the management fees, shall not include any person who serves solely as a director of a subsidiary (or several subsidiaries) of DIC (and does not serve as a director of DIC itself) and does not receive any compensation, other than director's fees, in his or her capacity as a director of any subsidiary of DIC. Also, due to an amendment to the Israeli Companies Law, an agreement with a controlling shareholder for a period or periods exceeding a total of three years, such as our management services agreement with DIC, cannot continue for more than three consecutive years unless re-approved by the audit committee, board of directors and shareholders every three years. Accordingly our audit committee, board of directors and annul shareholders meeting approved that the agreement may be renewed in accordance with its terms for up to three consecutive years from the anniversary of this agreement (October 2011 to October 2014).

In the ordinary course of business, from time to time, we purchase, lease, sell and cooperate in the sale of goods and services, or otherwise engage in transactions with entities that are members of the IDB group, entities affiliated with IDB’s principal shareholders or officers and entities otherwise engaged with such IDB member or affiliates in a manner that may create a personal interest of our controlling shareholders or directors. We believe that all such transactions are on commercial terms comparable to those that we could obtain from unaffiliated parties

Registration Rights Agreement

In 2006, we entered into a registration rights agreement with DIC, two wholly-owned subsidiaries of DIC which are shareholders and six other shareholders (some of whom no longer hold the registrable shares).  For a summary of the terms of the agreement, see “Item 10. Additional Information – C. Material Contracts.”

Merger with Netvision

On August 31, 2011, we completed a merger transaction between us, a wholly-owned subsidiary of ours and Netvision, pursuant to which the abovementioned subsidiary was merged with and into Netvision as the surviving company, in accordance with the relevant provisions of the Companies Law. Following the merger, Netvision was delisted from the TASE and became a private company wholly owned by us.

The aggregate merger consideration was approximately NIS 1.57 billion ($411 million). The merger consideration included interest at an effective rate of 5% per year, calculated based on actual days elapsed from April 1, 2011 until the completion of the transaction, in accordance with the terms of the merger agreement. We financed the payment of the merger consideration by using cash on hand, as well as by issuance of additional debentures to the public in Israel.

Since both us and Netvision were public companies under the joint control of the IDB group, each of us was required by the Companies Law to obtain the approval of the audit committee, board of directors and a special majority of shareholders. Our audit committee and board of directors approved the merger on June 13, 2011 and June 15, 2011, respectively. On July 27, 2011, the merger was approved by our shareholders.

C.          INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.          CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See Item 18.

Legal Proceedings

General

We are served from time to time with claims concerning various matters, including disputes with customers, former employees, commercial disputes with third parties with whom we do business and disputes with government entities, including local planning and building committees and the Ministry of Communications. These include purported class actions, filed mainly by our subscribers, regarding claims such as alleged overcharging of tariffs, misleading representations, providing services not in compliance with applicable law, our license’s requirements or a subscriber’s agreement.  The following is a summary of all significant or potentially significant litigation as well as all our  purported class actions, pending as of the date of this annual report.

Various legislative and regulatory changes have been imposed in recent years and additional changes may occur. As a result, the number of requests for certification of class action lawsuits against us have increased which may increase our legal exposure as a result of such class action lawsuits and our legal costs in defending against such suits. See “Item 3. Key Information – D. Risk Factors - We are exposed to, and currently are engaged in, a variety of legal proceedings, including class action lawsuits.”

In cases where the claim is approved, all amounts noted below will be adjusted to reflect changes in the Israeli CPI and statutory interest, from the date that each claim was filed.

Based on advice of counsel, we believe it is more likely than not that substantially all the claims and disputes detailed below will be determined in our favor and accordingly, no provision has been made in the financial statements in respect of these claims and disputes. We have made a provision in the amount of approximately NIS 74 million, for a class action recently decided against us and for the claim/s and dispute/s we are willing to settle or for which we cannot reach a conclusion that it is more likely than not that the claim/s and dispute/s will be determined in our favor.

Purported class actions

28 purported class actions have been filed against us in connection with allegations that we unlawfully, in violation of our license or agreements with our subscribers, charged or overcharged our subscribers for our services, in amounts estimated by the plaintiffs to be from approximately NIS 5 million to approximately NIS 200 million or which were not estimated by these plaintiffs, if the lawsuits are certified as class actions. In three of the purported class actions (two for a total amount claimed if certified as class actions, of approximately NIS 14 millions and third in which no amount claimed was estimated),  settlement agreements in immaterial sums were filed with the court and the procedures are still pending. In a class action for an estimated amount claimed of NIS 28 million, a settlement agreement in which we guarantee the repayment of in-consequential sums by third parties was filed with the court and the procedure is still pending.

15 purported class actions were filed against us in connection with allegations that we misled our subscribers, in amounts estimated by the plaintiffs to be from approximately NIS 21 million to approximately NIS 2.7 billion, if the lawsuits are certified as class actions. In three of the purported class actions (for a total amount claimed if certified as class actions, of approximately NIS 149 million), settlement agreements of immaterial sums were filed with the court and the procedures are still pending. One purported class action (for which no amount claimed was estimated) was dismissed with prejudice and the plaintiffs appealed the ruling and another purported class action (for which no amount claimed was estimated) was dismissed following plaintiff's request and appealed by the Israeli General Counsel regarding a procedural question regarding such dismissal.

4 purported class actions were filed against us in connection with allegations that we unlawfully, in violation of our license or agreements with our subscribers, build and operate our network and sell handsets and related equipment, including in relation to alleged hazards relating to non ionizing radiation emitted from cell sites and end-user equipment in amounts estimated by the plaintiffs to be from approximately NIS 1 billion to approximately NIS 3.7 billion, if the lawsuits are certified as class actions.

3 purported class actions were filed against us in connection with allegations that we unlawfully sent to our subscribers and to other parties commercial messages, in amounts estimated by the plaintiffs in two purported class actions to be approximately NIS 3 million and approximately NIS 50 million and which were not estimated by the plaintiffs in the third purported class action, if the lawsuits are certified as class actions. In the purported class action in which no amount claimed was estimated, a settlement agreement for immaterial sums were filed with the court and the procedure is still pending.

3 purported class actions were filed against us in connection with allegations that we unlawfully, in violation of our license or agreements with our subscribers discriminate between our subscribers, in amounts estimated by the plaintiffs to be from approximately NIS 60 million to approximately NIS 306 million, if the lawsuits are certified as class actions.

2 purported class actions were filed against us in connection with allegations that we unlawfully, in violation of our license or agreements with our subscribers failed to provide certain services, in amounts estimated by the plaintiffs to be approximately NIS 20 millions and approximately NIS 60 million, if the lawsuits are certified as class actions.

2 purported class actions were filed against us in connection with allegations that we failed to provide customer care in accordance with the provisions of our license and applicable law, in amounts estimated by the plaintiffs to be approximately NIS 107 millions and approximately NIS 361 million (which was filled against three additional operators without specifying the amount claimed from us), if the lawsuits are certified as class actions.

For additional details regarding purported class actions in claimed amounts exceeding NIS 1 billion, see note 31 to our consolidated financial statements included elsewhere in this annual report.

We have recorded appropriate provisions for each of the settlement agreements filed with the courts and described above.

In August 2009, the District Court of Central Region approved a request to certify a lawsuit as a class action, relating to an allegation that we breached the agreements with our subscribers by charging them for a call detail service we previously provided free of charge, without obtaining their consent. The total amount claimed was estimated by the plaintiffs to be approximately NIS 440 million. In December 2011, the Court decided against us, accepted the allegation and ordered us to repay our customers the sum charged for the service in the amount of approximately NIS 22 million plus interest and linkage differences from the date of each payment made by the subscribers, an amount of NIS 200,000 to be paid to the plaintiffs and a fee for the plaintiffs' attorney equal to 10% of the sum to be repaid plus VAT. In January 2012, we have appealed the judgment with the Supreme Court and the execution of the judgment was stayed until the appeal is decided. We have recorded a provision for the entire sum in our financial statements.

In November 2010, the District Court of Tel Aviv-Jaffa approved a request to certify a lawsuit as a class action, relating to an allegation that Netvision, our wholly owned subsidiary and two other long distance providers, misled the purchasers of certain prepaid cards for long distance calls bought between 2004 and 2008 in relation to certain bonus minutes and reduced certain minutes in certain circumstances. The total amount claimed from all the defendants was estimated by the plaintiffs to be approximately NIS 2.2 billion, of which approximately NIS 818 million was attributed to Netvision. In December 2010, the defendants filed a request for appeal with the Supreme Court challenging the decision and in March 2011 the district court's decision was stayed. A similar purported class action was filed against the defendants in February 2012. See note 31 to our consolidated financial statements included elsewhere in this annual report.

Dividend Policy

In February 2006, our board of directors adopted a dividend policy to distribute each year at least 75% of our annual net income determined (in accordance with IFRS for periods commencing on or after January 1, 2008), subject to applicable law, our license and our contractual obligations and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. In March 2007, our Board of Directors resolved to distribute dividends within the boundaries of the February 2006 dividend policy and until resolved otherwise, on a quarterly basis. In March 2012, in connection to our plans to raise additional debt, we amended the indenture included in our shelf prospectus  to include additional undertakings in regards to certain new series of debentures, if offered by us, including a covenant not to distribute more than 95% of the profits available for distribution according to the applicable Israeli law (“Profits”), provided that if net leverage (defined as the ratio of net debt to EBITDA over four consecutive quarters) exceeds 3.5:1, we will not distribute more than 80% of the Profits and if net leverage exceeds 4.0:1, we will not distribute more than 70% of the Profits. In February 2012, we issued two new series of debenture to which such undertakings apply. See "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Debt Service –Shelf Prospectus". Our Board of Directors will consider, among other factors, our expected results of operation, including changes in pricing, regulation and competition, planned capital expenditure for technological upgrades and changes in debt service needs, including due to changes in interest rates or currency exchange rates, in order to reach its conclusion that a distribution of dividends will not prevent us from satisfying our existing and foreseeable obligations as they become due. In addition, there is an agreement among the controlling shareholders of IDB, our ultimate parent company, to target a dividend distribution of at least 50% of its distributable gains each year. Dividend payments are not guaranteed and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends or to pay dividends at a ratio to net income that is less than that paid in the past.  For example, our Board of Directors may determine that our cash needs for debt service, capital expenditures or operations may increase and that it would not be prudent to distribute dividends. Accordingly, shareholders should not expect that any particular amount will be distributed by us as dividends at any time, even if we have previously made dividend payments in such amount.

Our ability to pay dividends is subject to the following limitations under Israeli law: (1) dividends may only be paid out of cumulative retained earnings or out of retained earnings over the prior two years, provided that there is no reasonable concern that the payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due; and (2) our license requires that we and our 10% or more shareholders maintain at least $200 million of combined shareholders’ equity. DIC’s shareholders’ equity on December 31, 2011 was significantly well over $ 200 million.

We declare dividends in NIS and convert them for payment in US$ (where applicable) based upon the daily representative rate of exchange as published by the Bank of Israel prior to the distribution date.

In 2009 we distributed dividends in the amount of NIS 1,187 million ($311 million). In 2010, we distributed a dividend in the amount of NIS 1,327 million ($347 million). In April 2011, we distributed a dividend in the amount of approximately NIS 303 million ($79 million). In July 2011 we distributed a dividend in the amount of  approximately NIS 292 million ($76 million). In October 2011 we distributed a dividend in the amount of approximately NIS 232 million ($61 million). In January 2012 we distributed a dividend in the amount of approximately NIS 189 million ($ 49 million) for the third quarter of 2011. The dividends distributed in respect of 2009, 2010 and the first nine months of 2011 constituted approximately 95% of our net income for the respective period and in some cases, part of our retained earnings from earlier periods as well.

On March 6, 2012 our board of directors declared a cash dividend for the fourth quarter of 2011 of NIS 0.72 per share, or approximately NIS 72 million in the aggregate. The dividend for the fourth quarter of 2011 constitutes approximately 95% of our net income for the quarter.

B.          SIGNIFICANT CHANGES

No significant change has occurred since December 31, 2011, except as otherwise disclosed in this annual report.

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

	High	Low
	NIS	NIS
Annually
2007	84.3	60.0
2008	82.0	55.4
2009	98.2	56.6
2010	109.4	81.0
2011	105.9	59.5

Quarterly
2010
First Quarter	107.7	92.8
Second Quarter	103.7	81.3
Third Quarter	95.6	81.0
Fourth Quarter	109.4	96.1
2011
First Quarter	105.9	97.3
Second Quarter	104.2	86.9
Third Quarter	90.5	70.0
Fourth Quarter	79.4	59.5

Monthly
2011
September	75.4	70.0
October	79.4	69.9
November	77.9	61.2
December	63.4	59.5
2012
January
February

On March 5, 2012, the closing price per share of our Ordinary Shares on the TASE was NIS 49.6.

Trading in the United States

Our ordinary shares have traded on the New York Stock Exchange under the symbol CEL since February 7, 2007.

The following table sets forth, for the periods indicated, the high and low prices in $ for our ordinary shares on The New York Stock Exchange, as retroactively adjusted by the New York Stock Exchange to reflect the payment of dividends.

	High $	Low $
Annually
2007	20.8	10.2
2008	24.2	14.4
2009	26.0	14.1
2010	30.1	20.8
2011	30.1	15.7

Quarterly
2010
First Quarter	28.2	25.2
Second Quarter	28.0	20.9
Third Quarter	26.1	20.8
Fourth Quarter	30.1	26.3
2011
First Quarter	29.8	26.8
Second Quarter	30.1	25.4
Third Quarter	26.5	18.9
Fourth Quarter	22.1	15.7

Monthly
2011
September	20.9	18.9
October	22.1	18.6
November	21.1	16.1
December	16.6	15.7
2012
January	33.6	30.5
February	32.3	30.4

On March 5, 2012, the closing price per share of our Ordinary Shares on the NSYE was $12.94.

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

Voting

Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting.  Shareholders may vote at shareholder meetings either in person, by proxy or by written ballot. Shareholder voting rights may be affected by the grant of special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in a customary manner, and avoid abusing his or her power. This is required when voting at general meetings on matters such as changes to the articles of association, increasing the company’s registered capital, mergers and approval of related party transactions. A shareholder also has a general duty to refrain from depriving any other shareholder of their rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under the company’s articles of association, can appoint or prevent the appointment of an office holder, is required to act with fairness towards the company. The Companies Law does not describe the substance of this duty, except to state that the remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness, but recent case law addressing the substance of this duty, suggests that the duty to act in fairness towards the company may include in certain circumstances, the following: the duty to refrain from competing with the company (applicable to closely held companies), the duty to provide access to the company's documents to other shareholders, and the duty to refrain from exercising a minority shareholders' voting power in a manner aimed at "blackmailing" the controlling shareholder. As required under our license, our articles of association provide that any holdings of our ordinary shares that contravene the holding or transfer restrictions contained in our license, which are summarized under “—Transfer of Shares” and “Item 4. Information on the Company – B. Business Overview - Government Regulations—Our Principal License,” will not be entitled to voting rights. In addition, our license requires that as a condition to voting at any meeting of shareholders, in person or by proxy, each shareholder must certify that its holdings of our shares do not contravene the restrictions contained in our license.

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

Dividend and Liquidation Rights

Our board of directors may declare a dividend to be paid to the holders of ordinary shares on a pro rata basis.  Dividends may only be paid out of our profits and other surplus funds, as defined in the Companies Law, as of our most recent financial statement or as accrued over the past two years, whichever is higher, or, in the absence of such profits or surplus, with court approval. In any event, a dividend is permitted only if there is no reasonable concern that the payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.  In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares on a pro rata basis. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. For a description of a covenant we undertook in March 2012, in connection to our plans to raise additional debt, in regards to our dividend distributions under certain circumstances see “Item 8. Financial Information – A. Statements and Other Financial Information - Dividend Policy” and “— B. Liquidity and Capital Resources – Debt Service – Public Debentures".

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

·
reasonable litigation expenses, including attorney fees, incurred by the office holder as a result of an administrative enforcement proceeding instituted against him, including a payment imposed on the office holder in favor of an injured party as set forth in the Israeli Securities Law and expenses that the office holder incurred in connection with a relevant proceeding under the Securities Law, including reasonable legal expenses, which term includes attorney fees.

We maintain a liability insurance policy for the benefit of our officers and directors. In respect to office holders that are or are related to controlling shareholders or in respect of whom our controlling shareholders have a personal interest, who may serve from time to time, such liability insurance was approved for a period of three years from our annual shareholder meeting held on July 2011.

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

·
reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding was concluded without the filing of an indictment against him or her and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; or in connection with an administrative enforcement proceeding or a  financial sanction, including a payment imposed on the office holder in favor of an injured party as set forth in the Israeli Securities Law, 1968, as amended (the "Securities Law"), and expenses that the office holder incurred in connection with a relevant proceeding under the Securities Law, including reasonable legal expenses, which term includes attorney fees; and

·
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or charged to him or her by a court, in proceedings instituted by us or on our behalf or by another person, or in a criminal indictment from which he or she was acquitted, or a criminal indictment in which he or she was convicted for a criminal offense that does not require proof of intent, in each case relating to an act performed in his or her capacity as an office holder.

We have undertaken to indemnify our directors, officers and certain other employees for certain events listed in the indemnification letters given to them. In respect of office holder who are our controlling shareholders or are related thereto, or in respect of whom our controlling shareholders have a personal interest in their receiving indemnification letters from us, such indemnification was approved for a period of three years from our annual shareholder meeting held on July 2011. Excluding reasonable litigation expenses, as described above, the aggregate amount payable to all directors and officers and other employees who may have been or will be given such indemnification letters is limited to the amounts we receive from our insurance policy plus 30% of our shareholders’ equity as of December 31, 2001, or NIS 486 million, and to be adjusted by the Israeli CPI.

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

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares.  If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. The law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer, but the acquirer may elect to determine that any shareholder tendering his shares will not be entitled to appraisal rights. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

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

C.          MATERIAL CONTRACTS

For a description of our material suppliers, see “Item 4. Information on the Company – A. History and Development of the Company – Significant Developments during 2011 – Acquisition of Netvision Ltd.”, “Item 4. Information on the Company – B. Business Overview – Network and Technology”, “Item 4. Information on the Company – B. Business Overview – Customer Care”, “Item 4. Information on the Company – B. Business Overview - Services and Products” and  “Item 4. Information on the Company – B. Business Overview – NETISION.”

For a description of our debt agreements, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service – Public Debentures.”

Registration Rights Agreement

Upon the sale of shares by DIC to Goldman Sachs International on March 15, 2006, we entered into a registration rights agreement with Goldman Sachs International, DIC and two other shareholders who are subsidiaries of DIC on customary terms and conditions.  Upon the subsequent sales of shares by DIC to Migdal Insurance Company Ltd. and two of its affiliates, to Leumi & Co. Investment House Ltd. (an affiliate of Bank Leumi Le-Israel Ltd), and to Stocofin (Israel) Ltd. (an affiliate of the First International Bank of Israel Ltd.), these shareholders also joined the registration rights agreement. We refer to DIC, its two subsidiaries and the additional shareholders who are parties to the registration rights agreement as the registration rights holders. The shares eligible for registration under the agreement are ordinary shares held by the registration rights holders as of the respective dates they entered into the registration rights agreement and any additional ordinary shares such holders may thereafter acquire, so long as they are held by a registration rights holder or a “permitted transferee” (a person directly or indirectly controlling, controlled by or under common control with such registration rights holder) thereof. As of December 31, 2011, 43,381,135 ordinary shares, held by DIC directly and through its wholly owned subsidiary, are entitled to registration rights as well as any additional shares still held, if held, by the other shareholders who joined the agreement.

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

E.          TAXATION

U.S. Federal Income Tax Considerations

The following is a general discussion of certain material U.S. federal income tax consequences of ownership and disposition of the Company’s shares by a “U.S. holder” (as defined below).  This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a U.S. holder in light of the holder’s particular circumstances and does not address U.S. state, local and non-U.S. tax consequences.  The discussion applies only to U.S. holders (as defined below) that hold Company's shares as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to U.S. holders subject to special rules, such as certain financial institutions, insurance companies, dealers or traders in securities or foreign currencies, persons holding the shares as part of a hedge, straddle, conversion transaction or other integrated transaction, persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons liable for the alternative minimum tax, tax-exempt organizations, shareholders that own or are deemed to own 10% or more of the Company’s voting power, or shareholders that hold our shares in connection with a trade or business conducted outside of the United States.

This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof.  These laws are subject to change, possibly on a retroactive basis.  Shareholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of Company's shares in light of their particular circumstances.

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

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Company's shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the entity.  Such entities and their partners or members should consult their tax advisors regarding the tax consequences of investments in the Company’s shares.

Taxation of Distributions

 Subject to the discussion in "- Passive Foreign Investment Company Rules" below, distributions paid on the Company’s shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Since the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, U.S. holders will generally be required to treat such distributions as taxable dividends and include them in income on the date of receipt.  Subject to applicable limitations, dividends paid to certain non-corporate U.S. holders in taxable years beginning before January 1, 2013, will be taxable at a maximum rate of 15%.  The amount of a dividend will include any amounts withheld by the Company or its paying agent in respect of Israeli taxes. The dividend will be treated as foreign source income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

Dividends paid in NIS will be included in a U.S. holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars.  If the dividend is converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.  A U.S. holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.  Such gain or loss would generally be treated as U.S. source ordinary income or loss.

Subject to applicable limitations that may vary depending upon a U.S. holder’s particular circumstances, Israeli taxes withheld from dividends at a rate not exceeding the applicable rate provided by the U.S.-Israel income tax treaty will be creditable against the holder’s U.S. federal income tax liability.  Israeli taxes withheld in excess of the applicable rate allowed by the treaty will not be eligible for credit against a U.S. holder’s federal income tax liability.  The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.  Instead of claiming a credit, a U.S. holder may, at the holder’s election, deduct the otherwise creditable foreign taxes in computing the taxable income for the year, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. holders should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in their particular circumstances.

Sale and Other Disposition of the Company’s Shares

Subject to the discussion in "- Passive Foreign Investment Company Rules" below, gain or loss realized on the sale or other disposition of the Company's shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder held the shares for more than one year.  The amount of gain or loss will be equal to the difference between the tax basis in the shares disposed of and the amount realized on the disposition.  Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company” for U.S. federal income tax purposes, or PFIC, for the taxable year of 2011. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, equity investments in less than 25%-owned entities) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year.  If the Company were to be treated as a PFIC for any taxable year during which a U.S. holder held a share in the Company, certain adverse consequences could apply to the U.S. holder. Specifically, gain recognized by a U.S. holder on a sale or other disposition of a share would be allocated ratably over the U.S. holder’s holding period for the share.  The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income in the current year.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability.  Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. holder during the preceding three years or the U.S. holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above.  Certain elections may be available (including a mark-to-market election) to U.S. holders that may mitigate the adverse consequences resulting from PFIC status.  In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate holders would not apply.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and backup withholding unless (i) the U.S. holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. holder provides a correct taxpayer identification number and certifies that the U.S. holder is not subject to backup withholding.  The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. holders who are individuals, or are controlled by individuals, may be required to report on IRS Form 8983 information relating to their holdings of the Company's shares, subject to certain exceptions (including an exception for securities held in accounts maintained by U.S. financial institutions). U.S. holders should consult their tax advisers regarding the application of these rules in the holders' particular circumstances.

Israeli Tax Considerations

The following is a discussion of certain material Israeli tax consequences to purchasers of our ordinary shares. The discussion also contains a description of certain relevant material provisions of the current Israeli income tax system applicable to companies in Israel, with special reference to its effect on us. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion.

This discussion applies to shareholders that hold our ordinary shares as capital assets and does not address all of the tax consequences that may be relevant to holders of our ordinary shares in light of their particular circumstances or certain types of holders of our ordinary shares subject to special tax treatment.  Because individual circumstances may differ, shareholders should consult their tax advisor to determine the applicability of the rules discussed below to them, including the application of Israeli or other tax laws. The discussion below is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Taxation of Israeli Companies

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax at the rate of 24% for the 2011 tax year and 25% for the 2012 tax year. Israeli companies are generally subject to capital gains tax at the corporate tax rate. Following an amendment to the Israeli Income Tax Ordinance which came into effect on January 1, 2012,  scheduled gradual reduction of the corporate tax rate in future years was canceled, and the corporate tax rate was increased to 25%  for the 2012 tax year and is scheduled to remain at such rate for future tax years .

Amendment No. 174 to the Income Tax Ordinance, enacted in January 2010, provides that Israeli Accounting Standard No. 29 will not apply with respect to the tax years 2007, 2008 and 2009, and as a result the International Financial Reporting Standards (IFRS) will not apply for purposes of determining taxable income for such tax years. In January 2012, Amendment No. 188 to the Income Tax Ordinance was enacted which provides that Israeli Accounting Standard No. 29 (and as a result IFRS) will not apply also with respect to the tax years 2010 and 2011. The effect of this amendment on our financial statements, included elsewhere in this annual report, is not material.

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli resident companies, by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.  In calculating capital gain, the law distinguishes between real gain and inflationary surplus.  The inflationary surplus is the portion of the total capital gain equal to the increase in the relevant asset’s value that is attributable to the increase in the Israeli CPI between the date of purchase and the date of sale.  The real gain is the excess of the total capital gain over the inflationary surplus.  A non-resident that invests in taxable assets with foreign currency, or any individual who holds securities the price of which is stated in foreign currency, may elect to calculate the amount of inflationary surplus in that foreign currency.

Taxation of Israeli Residents

As of January 1, 2012, the tax rate generally applicable to real capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%.  Additionally, if such shareholder is considered a significant shareholder at any time during the 12-month period preceding such sale, the tax rate will be 30%. For this purpose, a significant shareholder is one that holds, directly or indirectly, including with others, at least 10% of certain means of control in a company.

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

Taxation of Dividends Paid on Our Ordinary Shares

Taxation of Israeli Residents

Following an amendment to the Israeli Income Tax Ordinance which came into effect on January 1, 2012, individuals who are Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% (previously 20%), unless the recipient is a significant shareholder (as defined above) at any time during the 12-month period preceding the distribution in which case the applicable tax rate will be 30% (previously 25%).  The company distributing the dividend is required to withhold tax at the rate of 25% (previously 20%) (a different rate may apply to dividends paid on shares deriving from the exercise of stock options or other equity based awards granted as compensation to employees or office holders of the company).  Companies which are Israeli residents are generally exempt from income tax on the receipt of dividends from another Israeli company, unless the source of such dividends is located outside of Israel in which case tax will generally apply at a rate of 25%.

Taxation of Non-Israeli Residents

Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% unless the recipient is a significant shareholder at any time during the 12-month period preceding the distribution in which case the applicable tax rate will be 30%.  The company distributing the dividend is required to withhold tax at the source at the rate of 25%.

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

In the course of our normal operations, we are exposed to market risks including fluctuations in foreign currency exchange rates, interest rates and the Israeli CPI. We are exposed to currency risks primarily as a result of purchasing inventory and fixed assets mainly in U.S. dollars while almost all of our cash receipts are in NIS. A substantial amount of our cash payments are incurred in, or linked to foreign currencies. In particular, in 2010 and 2011, such payments represented approximately 33% and 39%, respectively, of total cash outflows (including payments of principal and interest on our debentures, but excluding payments associated with the acquisition of Netvision). Also, we are exposed to interest rate risks through our hedging instruments and to possible fluctuations in the Israeli CPI through our Series A, B , C and D debentures.

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

As of December 31, 2011, we had four outstanding series of debentures, which are linked to the Israeli CPI, in an aggregate principal amount of approximately NIS 3.7 billion.  As of December 31, 2011, we had forward Israeli CPI / NIS transactions, in a total amount of approximately NIS 1.8 billion, with an average maturity period of 14 months, in order to hedge our exposure to fluctuations in the Israeli CPI. We periodically review the possibility of entering into additional transactions in order to lower the exposure in respect of the debentures.

Set forth below is the composition of the derivative financial instruments at the following dates:

	As of December 31,
	2009		2010		2011
	Par Value	Fair Value	Par Value	Fair Value	Par Value	Fair Value
	(In NIS millions)
Forward contracts on exchange rate (mainly US$– NIS)	586	(10)	439	(14)	497	24
Forward contracts on Israeli CPI rate	1,700	51	1,325	12	1,825	(22)
Options on the exchange rate (mainly US$– NIS)	868	2	500	2	377	1
Compounded foreign currency and interest swap	240	(5)	-	-	-	-
Total	3,394	38	2,264	-	2,699	3

Sensitivity information

Without taking into account our hedging instruments and based upon our debt outstanding as at December 31, 2011, fluctuations in foreign currency exchange rates, or the Israeli CPI would affect us as follows:

·	an increase of 0.1% of the Israeli CPI would result in an increase of approximately NIS 4.2 million in our financing expenses;

·	a devaluation of the NIS against the U.S. dollar of 1.0% would increase our financing expenses by approximately NIS 1.9 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2011, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2011. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Management has excluded Netvision, from its assessment of internal control over financial reporting as of December 31, 2011 because it was acquired by us during the third quarter of 2011. Total assets and total revenues of Netvision, which were consolidated in our financial statements, included elsewhere in this annual report, represents approximately 10.4%, or NIS 886 million ($232 million) and 5.9%, or NIS 381 million ($100 million), respectively, of the related consolidated financial statement amounts as of, and for the year ended, December 31, 2011.

 Based on our assessment, management believes that as of December 31, 2011 our internal control over financial reporting is effective based on this criteria.

The effectiveness of management's internal control over financial reporting as of December 31, 2011 has been audited by the Company's independent registered public accounting firm, Somekh Chaikin, a member of KPMG International and their report as of March 7, 2012, herein expresses an unqualified opinion on the Company's internal control over financial reporting.

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

Our Code of Ethics applies to all of our officers, directors and employees. Our Board of Directors amended our Code of Ethics during 2011 by updating and clarifying a number of matters, including: conflicts of interest between our employees and our vendors or customers, including the receipt of gifts and prohibition on payment and receipt of bribe; confidentiality of business information; usage of social networks; usage of company property including privacy aspects in that regard and reporting of suspected violation of Company policy. We have posted a copy of our Code of Ethics on our website at www.cellcom.co.il under “Investor Relations – Corporate Governance –Code of Ethics.”

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member of KPMG International, has served as our independent registered public accounting firm for 2010 and 2011. These accountants billed the following fees to us for professional services in each of those fiscal years:

	2010	2011
	(NIS in thousands)
Audit Fees	1,860	2,671
Audit-Related Fees	-	180
Tax Fees	106	120
Total	1,966	2,971

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

None.

ITEM 16G.           CORPORATE GOVERNANCE

The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the NYSE:

Majority of Independent Directors - Under Section 303A.01 of the NYSE Listed Company Manual, or LCM, U.S. domestic listed companies, other than controlled companies (i.e. companies with a person or group owning more than 50% of the voting power), must have a majority of independent directors. The Israeli Companies Law enables, but does not require, Israeli companies to voluntarily include a similar arrangement in their articles of association (which in regards to a controlled company provides that a third of the directors be independent). We did not include such a provision in our articles of association and we do not have a majority of independent directors.

Nominating/Corporate Governance Committee -Under Section 303A.04 of the LCM, a U.S. domestic listed company, other than a controlled company, must have a nominating/corporate governance committee composed entirely of independent directors. We do not have a nominating/corporate governance committee as we are not required to have such a committee under the Israeli Companies Law.

Compensation Committee - Under Section 303A.05 of the LCM, a U.S. domestic listed company, other than a controlled company, must have a compensation committee composed entirely of independent directors. We do not have a compensation committee, as we do not have a requirement for a compensation committee under the Israeli Companies Law.

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

ITEM 16H.            MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.               FINANCIAL STATEMENTS

See Item 18.

ITEM 18.               FINANCIAL STATEMENTS

See pages F-1 through F-72 of this annual report.

ITEM 19.               EXHIBITS

Exhibit Number	Description

1.1	Updated Articles of Association and Memorandum of Association *
2.1	Form of Ordinary Share Certificate†
4.1	Series A Indenture dated December 21, 2005 and an addendum dated February 27, 2006 between Cellcom and Aurora Fidelity Trust Ltd. †
4.1.1	Series A Debentures Trustee Replacement Agreement dated June 11, 2009. †††
4.2	Series B Indenture dated December 21, 2005 and an addendum dated February 27, 2006 between Cellcom and Hermetic Trust (1975) Ltd. †
4.3	Series C Indenture dated September 20, 2007, between Cellcom and Aurora Fidelity Trust Ltd. ††
4.3.1	Series C Debentures Trustee Replacement Agreement dated June 11, 2009. †††

Exhibit Number	Description
4.4	Series D Indenture dated September 20, 2007, between Cellcom and Hermetic Trust (1975) Ltd. ††
4.5	Series E Indenture dated March 31, 2009, between Cellcom and Hermetic Trust (1975) Ltd. †††
4.6	Shelf Prospectus Indenture dated July 14, 2011, between Cellcom and Hermetic Trust (1975) Ltd. *
4.6.1	Shelf Prospectus Indenture dated March 7, 2012, between Cellcom and Strauss Lazar Trust Company (1992) Ltd.*
4.6.2.	Amendment and Addendum no. 1 to the Indenture from March 7, 2012, dated March 7, 2012, between Cellcom and Strauss Lazar Trust Company (1992) Ltd.*
4.7	Amended 2006 Share Incentive Plan*
4.8	Registration Rights Agreement dated March 15, 2006 among Cellcom, Goldman Sachs International, DIC, DIC Communication and Technology Ltd. and PEC Israel Economic Corporation†
4.9	Amended Non-Exclusive General License for the Provision of Mobile Radio Telephone Services in the Cellular Method dated June 27, 1994*
4.10	Netvision Ltd. Merger Agreement*
8.1	Subsidiaries of the Registrant*
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act *
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act *
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act *
15	Consent of Independent Registered Public Accounting Firm *
*	Filed herewith.

†	Incorporated by reference to our registration statement on Form F-1 (registration no. 333-140030) filed with the SEC on January 17, 2007.

††	Incorporated by reference to our annual report on Form 20-F for the year 2007 filed with the SEC on March 18, 2008.

†††	Incorporated by reference to our annual report on Form 20-F for the year 2009 filed with the SEC on March 2, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cellcom Israel Ltd.
By:	/s/ Nir Sztern
	Name:	Nir Sztern
	Title:	President and Chief Executive Officer

Date: March 7, 2012

Contents

Page

Auditors' Report	F2-F3

Consolidated Financial Statements

Consolidated Statements of Financial Position	F4

Consolidated Statements of Income	F5

Consolidated Statements of Comprehensive Income	F6

Consolidated Statements of Changes in Equity	F7

Consolidated Statements of Cash Flows	F8-F9

Notes to the Consolidated Financial Statements	F10-F72

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of
Cellcom Israel Ltd.

We have audited the accompanying consolidated statements of financial position of Cellcom Israel Ltd. and subsidiaries (hereinafter – “the Company”) as of December 31, 2011 and 2010 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2011. We also have audited the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Cellcom Israel Ltd.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We did not audit the financial statements of Netvision Ltd. A wholly owned subsidiary, which financial statements reflect total assets constituting 10 percent and total revenues constituting 6 percent in 2011, of the related consolidated totals. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Netvision Ltd., is based solely on the report of the other auditors. A copy of the report of such other auditors is appended hereto.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinions.

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

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Cellcom Israel Ltd. acquired Netvision Ltd. during 2011, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011, Netvision Ltd.’s internal control over financial reporting associated with total assets of 847 NIS million and total revenues constituting of 382 NIS million included in the consolidated financial statements of the Company and subsidiaries as of and for the year ended December 31, 2011. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Netvision Ltd.

The accompanying consolidated financial statements as of and for the year ended December 31, 2011 have been translated into United States dollars (“dollars”) solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Israeli Shekels have been translated into dollars on the basis set forth in Note 2D to the consolidated financial statements.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International
Tel Aviv, Israel
March 6, 2012

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Financial Position

		December 31, 2010	December 31, 2011	Convenience translation into US dollar (Note 2D) December 31, 2011
	Note	NIS millions	NIS millions	US$ millions
Assets
Cash and cash equivalents	8	533	920	241
Current investments, including derivatives		404	290	76
Trade receivables	9	1,478	1,859	487
Other receivables	9	64	93	24
Inventory	10	104	170	44
Total current assets		2,583	3,332	872
Trade and other receivables	9	597	1,337	350
Property, plant and equipment, net	11	2,063	2,168	567
Intangible assets, net	12	753	1,680	440
Deferred tax assets	28	-	40	10
Total non- current assets		3,413	5,225	1,367
Total assets		5,996	8,557	2,239
Short term credit and current maturities of long term loans and debentures	17	348	674	176
Trade payables and accrued expenses	13	716	1,026	268
Current tax liabilities		132	69	18
Provisions	14	84	148	39
Other payables, including derivatives	15	379	547	143
Dividend declared	19	-	189	49
Total current liabilities		1,659	2,653	693
Long-term loans from banks	17	-	19	5
Debentures	17	3,913	5,452	1,427
Provisions	14	17	21	5
Other long-term liabilities	16	-	41	11
Liability for employee rights upon retirement, net	18	1	10	3
Deferred tax liabilities	28	65	174	46
Total non- current liabilities		3,996	5,717	1,497
Total liabilities		5,655	8,370	2,190
Equity attributable to owners of the Company	19
Share capital		1	1	-
Cash flow hedge reserve		(21)	7	2
Retained earnings		361	175	46
Non-controlling interest		-	4	1
Total equity		341	187	49
Total liabilities and equity		5,996	8,557	2,239

Date of approval of the financial statements: March 6, 2012.
The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Income

		Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011	Convenience translation into US dollar (Note 2D) Year ended December 31, 2011
	Note	NIS millions	NIS millions	NIS millions	US$ millions
Revenues	22	6,483	6,662	6,506	1,703
Cost of revenues	23	(3,333)	(3,322)	(3,408)	(892)
Gross profit		3,150	3,340	3,098	811
Selling and marketing expenses	24	(716)	(756)	(990)	(259)
General and administrative expenses	25	(660)	(641)	(685)	(179)
Other expenses, net	26	(6)	(5)	(1)	-
Operating profit		1,768	1,938	1,422	373
Financing income		151	106	116	30
Financing expenses		(370)	(336)	(409)	(107)
Financing expenses, net	27	(219)	(230)	(293)	(77)
Profit before taxes on income		1,549	1,708	1,129	296
Taxes on income	28	(367)	(417)	(304)	(80)
Profit for the year		1,182	1,291	825	216
Attributable to:
Owners of the Company		1,182	1,291	824	216
Non-controlling interests		-	-	1	-
Profit for the year		1,182	1,291	825	216
Earnings per share
Basic earnings per share (in NIS)	19	12.01	13.04	8.28	2.17
Diluted earnings per share (in NIS)	19	11.90	12.98	8.28	2.17

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Comprehensive Income

	Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011	Convenience translation into US dollar (Note 2D) Year ended December 31, 2011
	NIS millions	NIS millions	NIS millions	US$ millions

Profit for the year	1,182	1,291	825	216
Net change in fair value of cash flow hedges transferred to profit or loss	(14)	(10)	20	5
Changes in fair value of cash flow hedges, net of income tax	(2)	9	13	3
Income tax on other comprehensive income	4	3	(5)	(1)
Other comprehensive income for the year, net of income tax	(12)	2	28	7
Total comprehensive income for the year	1,170	1,293	853	223
Total comprehensive income attributable to:
Owners of the Company	1,170	1,293	852	223
Non-controlling interests	-	-	1	-
Total comprehensive income for the year	1,170	1,293	853	223

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Changes in Equity

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions

Balance as of January 1, 2009	1	(11)	400	390	-	390	102
Other comprehensive income for the year, net of tax	-	(12)	-	(12)	-	(12)	(3)
Profit for the year	-	-	1,182	1,182	-	1,182	309
Share based payments	-	-	1	1	-	1	-
Dividend paid in cash	-	-	(1,187)	(1,187)	-	(1,187)	(311)

Balance as of December 31, 2009	1	(23)	396	374	-	374	97
Other comprehensive income for the year, net of tax	-	2	-	2	-	2	1
Profit for the year	-	-	1,291	1,291	-	1,291	338
Share based payments	-	-	1	1	-	1	-
Cash dividend paid	-	-	(1,327)	(1,327)	-	(1,327)	(347)

Balance as of December 31, 2010	1	(21)	361	341	-	341	89

Other comprehensive income for the year, net of tax	-	28	-	28	-	28	7
Profit for the year	-	-	824	824	1	825	216
Share based payments	-	-	6	6	-	6	2
Dividend paid in cash	-	-	(827)	(827)	-	(827)	(216)
Declared dividend	-	-	(189)	(189)	(1)	(190)	(50)
Non-controlling interests in respect of business combination (see note 7)	-	-	-	-	4	4	1
Balance as of December 31, 2011	1	7	175	183	4	187	49

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011	Convenience translation into US dollar (Note 2D) Year ended December 31, 2011
	NIS millions	NIS millions	NIS millions	US$ millions
Cash flows from operating activities
Profit for the year	1,182	1,291	825	216
Adjustments for:
Depreciation and amortization	755	724	738	193
Share based payment	1	1	6	2
Loss on sale of property, plant and equipment	6	5	-	-
Income tax expense	367	417	304	80
Financing expenses, net	219	230	293	77
Other expenses	-	-	2	1

Changes in operating assets and liabilities:
Change in inventory	(105)	-	(67)	(18)
Change in trade receivables (including long-term amounts)	(69)	172	(585)	(153)
Change in other receivables (including long-term amounts)	2	(6)	61	16
Changes in trade payables, accrued expenses and provisions	152	(42)	146	38
Change in other liabilities (including long-term amounts)	(4)	(16)	(52)	(14)
Proceeds from (payments for) derivative hedging contracts, net	21	(16)	(14)	(4)
Income tax paid	(447)	(380)	(325)	(85)
Net cash from operating activities	2,080	2,380	1,332	349

Cash flows from investing activities
Acquisition of property, plant, and equipment	(404)	(441)	(333)	(87)
Acquisition of intangible assets	(173)	(180)	(99)	(26)
Acquisition of activity	-	(108)	-	-
Acquisition of subsidiary, net of cash acquired (see note 7)	-	-	(1,458)	(382)
Change in current investments, net	(212)	(154)	197	52
Proceeds from (payments for) other derivative contracts, net	8	(17)	1	-
Gain on sale of property, plant and equipment	2	2	3	1
Interest received	5	9	33	9
Net cash used in investing activities	(774)	(889)	(1,656)	(433)

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Cash Flows (cont’d)

	Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011	Convenience translation into US dollar (Note 2D) Year ended December 31, 2011
	NIS millions	NIS millions	NIS millions	US$ millions

Cash flows from financing activities
Proceeds from derivative contracts, net	33	34	11	3
Reciept (repayment) of long term loans from banks	8	(8)	(4)	(1)
Repayment of debentures	(332)	(343)	(354)	(93)
Proceeds from issuance of debentures, net of issuance costs	989	-	2,165	566
Dividend paid	(1,186)	(1,319)	(858)	(225)
Interest paid	(190)	(225)	(245)	(64)

Net cash from (used in) financing activities	(678)	(1,861)	715	186

Cash balance presented under assets held for sale (see notes 9 and 15)	-	-	(4)	(1)

Changes in cash and cash equivalents	628	(370)	387	101
Cash and cash equivalents as at the beginning of the year	275	903	533	140
Cash and cash equivalents as at the end of the year	903	533	920	241

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 - Reporting Entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 42140, Israel. These consolidated financial statements of the Company as at December 31, 2011 are comprised of the Company and its subsidiaries ("the Group"). The Group operates and maintains a cellular mobile telephone system and provides cellular and landline telecommunications services in Israel. As of September 1, 2011, following the completion of the acquisition of Netvision Ltd. ("Netvision", see note 7, regarding acquisition of subsidiary), the Group also provides internet services (ISP) and international calls services. The Company is a consolidated subsidiary of Discount Investment Corporation (the parent company "DIC"). The Company's ultimate parent company is Ganden Holdings Ltd., and Mr. Nochi Dankner is the ultimate controlling shareholder.

Note 2 - Basis of Preparation

A.	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB). The Company adopted IFRSs for the first time in 2008, with the date of transition to IFRSs being January 1, 2007 (hereinafter - “the date of transition”).

These consolidated financial statements were approved by the Board of Directors on March 6, 2012.

B.	Functional and presentation currency

These consolidated financial statements are presented in New Israeli Shekels ("NIS"), which is the Group's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These consolidated financial statements have been prepared on the basis of historical cost except for following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, inventory is measured at the lower of cost or net realizable value, deferred tax assets and liabilities, assets and liabilities in respect of employee benefits and provisions.

For further information regarding the measurement of these assets and liabilities see note 3 regarding significant accounting policies.

The value of non monetary assets and equity items that were measured on the basis of historical cost were adjusted for changes in the general purchasing power of the Israeli currency - NIS, based upon changes in the Israeli Consumer Price Index (“CPI”) until December 31, 2003, as until that date the Israeli economy was considered hyperinflationary.

D.	Convenience translation into U.S. dollars ("dollars" or "$")

For the convenience of the reader, the reported NIS figures as of December 31, 2011, have been presented in dollars, translated at the representative rate of exchange as of December 31, 2011 (NIS 3.821 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation (cont'd)

E.	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group's financial statements requires management to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Group prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about estimates, uncertainty and critical judgments about provisions and contingencies are described in notes 14 and 31. In addition, information about critical estimates, made while applying accounting policies and that have the most significant effect on the consolidated financial statements are described below:

Trade and other receivables
The financial statements include an impairment loss in trade and other receivables which properly reflect, according to management's estimation, the potential loss from non recoverable amounts. The Group provides for impairment loss based on its experience in collecting past debts, as well as on information on specific debtors. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. See also note 21.

Impairment loss and useful life of assets
The Group regularly reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. See also note 3I.

The useful economic life of the Group's assets is determined by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful life of its assets in terms of the assets' expected utility to the Group. This judgment is based on the experience of the Group with similar assets. The useful life of licenses is based on the duration of the license agreement. See also notes 3D and 3F.

Impairment of goodwill
The Group reviews a cash generating unit containing goodwill for the purpose of testing it for impairment at least once a year. Determining the recoverable amount requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit and also to choose a suitable discount rate for those cash flows which represents market estimates as for the time value of the money and the specific risks that are related to the cash-generating unit. Determining the estimates of the future cash flows is based on management past experience and management best estimates as for the economic conditions that will exist over the rest of the remaining useful life of the cash generating unit. Further details are given in note 3I.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation (cont'd)

Business combinations
The Group is required to allocate the acquisition cost of entities and activities through business combinations on the basis of the fair value of the acquired assets and assumed liabilities. The Group uses external and internal valuations to determine the fair value. The valuations include management estimates and assumptions as for future cash flow projections from the acquired business and selection of models to compute the fair value of the acquired components and their depreciation period. Management estimate influences the balance of the acquired assets and assumed liabilities and the depreciation and amortization in the consolidated statements of income. Management estimates as for the future cash flow and the useful life of the acquired assets may be different than the actual results.

Share based payments
Options granted to employees are measured using the Black-Scholes model. The expected life used on the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations. See also note 20.

Legal claims
In estimating the likelihood of outcome of legal claims filed against the Company and its investees, the companies of the Group rely on the opinion of their legal counsel. These estimates are based on the legal counsel's best professional judgment, taking into account the stage of proceedings and historical legal precedents in respect of the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates. See also note 31.

Uncertain tax positions
When assessing amounts of current and deferred taxes, the Group takes into consideration the effect of the uncertainty that its tax positions will be accepted and of the Group incurring any additional tax and interest expenses. The Group is of the opinion that the cumulative tax liability is fair for all the years in respect of which final tax assessments have not yet been received, based on an analysis of a number of matters including interpretations of tax laws and the Group’s past experience. This assessment is based on estimates and assumptions that may also include assessments and exercising judgment regarding future events. It is possible that new information will become known in future periods that will require the Group to change its estimate regarding the tax liability that was recognized, and any such changes will be expensed immediately in that period.

F.	Newly adopted accounting standards during the period

1.
IAS 24 (2009) Related Party Disclosures (hereinafter – "the Standard"). The new standard includes changes in the definition of a related party and changes with respect to disclosures required by entities related to government. The Standard is effective from January 1, 2011. For the purpose of applying the Standard for the first time, the Group mapped its relationships with related parties. The Standard has no material impact on the Group's consolidated financial statements.

2.
Amendment to IFRS 7 Financial Instruments: Disclosures - Clarification of disclosures (hereinafter – “the Amendment”) – The Amendment added a declaration that the interaction between the qualitative and quantitative disclosures enables the users of the financial statements to better assess the Group's exposure to risks arising from financial instruments. Furthermore, the clause stating that quantitative disclosures are not required when the risk is immaterial was removed, and certain disclosure requirements regarding credit risk were amended while others were removed. The Amendment is implemented from annual periods beginning on January 1, 2011. The required disclosures were included in the consolidated financial statements. For further details see note 21, regarding financial instruments.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies

These consolidated financial statements have been prepared according to International Financial Reporting Standards as issued by the IASB and their related interpretations (IFRSs), that are in effect or otherwise available for early adoption at December 31, 2011.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

A.	Basis of consolidation

These consolidated financial statements include consolidation of the financial statements of the Company and entities controlled by the Company. Control exists when a company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. All inter-company transactions and balances were eliminated upon consolidation.

1.	Business combinations

The Group implements the acquisition method to all business combinations. The acquisition date is the date on which the acquirer obtains control over the acquiree. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are taken into account. The Group exercises discretion in determining the acquisition date and whether control has been obtained.

The Group recognizes goodwill at acquisition according to the fair value of the consideration transferred including any amounts recognized in respect of rights that do not confer control in the acquiree less the net amount of the identifiable assets acquired and the liabilities assumed.

On the acquisition date the acquirer recognizes a contingent liability assumed in a business combination if there is a present obligation resulting from past events and its fair value can be reliably measured.

The consideration transferred includes the fair value of the assets transferred to the previous owners of the acquiree, the liabilities incurred by the acquirer to the previous owners of the acquiree and equity instruments that were issued by the Group.

When share-based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree's employees (acquiree's awards) and relate to past services, then all or a portion of the amount of the acquirer's replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based value of the replacement awards compared with the market- based value of the acquiree's awards and the extent to which the replacement awards relate to past and/or future service. The unvested portion of the replacement award that is attributed to post-acquisition services is recognized as a compensation cost following the business combination.

Costs associated with the acquisition that were incurred by the acquirer in the business combination such as: finder's fees, advisory, legal, valuation and other professional or consulting fees, other than those associated with an issue of debt or equity instruments connected to the business combination, are expensed in the period the services are received.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

2.	Subsidiaries

Subsidiaries are entities controlled by the parent company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Non-controlling interests comprise the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company. Profit or loss and each component of other comprehensive income are attributable to the owners of the parent company and to non-controlling interests.

B.	Foreign currency transactions

Transactions in foreign currencies are translated to NIS at the prevailing foreign exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies as of the reporting date are translated to NIS at the prevailing foreign exchange rate at that date. Foreign exchange differences arising on translation are recognized in profit and loss. Non-monetary assets and liabilities that are measured in terms of historical cost in foreign currency are translated using the exchange rate at the date of the transaction. Non- monetary assets and liabilities denominated in foreign currency that are stated at fair value are translated to NIS at the prevailing foreign exchange rates at the date the fair value was determined.

C.	Financial instruments

Financial instruments are recognized when the Group enters into the contractual terms of the instrument. Financial instruments are initially measured at fair value. After the initial recognition, financial instruments are measured at fair value or amortized cost. Financial assets are derecognized when the contractual rights of the Group to the cash flows deriving from the financial asset expire, or when the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Sales and acquisitions of financial instruments are recognized on the transaction date, in which the Group turns into a side to the instrument's contractual conditions, i.e., the date in which the Group is obligated to sell or purchase the instrument. Financial liabilities are derecognized when the Group's contractual obligations expire, or when it is settled or cancelled.

1.	Non derivative financial instruments

Non derivative financial instruments are comprised of cash and cash equivalents, investments in debt securities, trade receivables, other receivables, loans and borrowings, debentures, trade payables and other payables. Non derivative financial instruments other than investments in debt securities are measured after initial recognition at amortized cost using the effective interest method and less any impairment loss, if relevant. Investments in debt securities are measured at fair value through profit or loss.

Cash and cash equivalents
Cash and cash equivalents comprise of cash balances available for immediate use and call deposits. Cash equivalents comprise short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

2.	Derivative financial instruments

The Group holds derivative financial instruments to hedge its foreign currency and CPI risks exposures. Embedded derivatives are separated from the host contract and carried at fair value when (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, (2) a separate, stand-alone instrument with the same terms would meet the definition of a derivative, and (3) the combined instrument is not measured at fair value through profit or loss.

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

Economic Hedges
Hedge accounting is not applied to derivative instruments that economically hedge monetary assets and liabilities denominated in foreign currencies or linked to the CPI. Changes in the fair value of such derivatives are recognized in profit and loss as part of foreign currency gains and losses.

Separable embedded derivatives
Changes in fair value of separable embedded derivatives are recognized immediately in profit and loss.

3.	Financial instruments linked to the Israeli CPI that are not measured at fair value

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

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net within "other expenses, net" in profit or loss.

The cost of replacing part of a fixed asset item is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of day-to-day servicing are recognized in profit or loss as incurred.

Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life.

An asset is depreciated from the date it is ready for use, meaning the date it reaches the location and condition required for it to operate in the manner intended by management.

Depreciation is recognized in profit or loss on a straight-line basis. If the property, plant and equipment consist of several components with different estimated useful lives, the individual significant components are depreciated over their individual useful lives. The annual depreciation rates are as follows:

%
Communication network	5-20
Control and testing equipment	15-25
Vehicles	15-33
Computers and hardware	15-33
Furniture and office equipment	6-15

Leasehold improvements are depreciated over the shorter of their estimated useful lives or the expected lease terms.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

E.	Rights of use of communication lines

The Group implements IFRIC 4, "Determining Whether an Arrangement Contains a Lease", which defines criteria for determining at the beginning of the arrangement, whether the right to use asset constitutes a lease arrangement.

According to IFRIC 4, as mentioned above, acquisition transactions of irrevocable rights of use of underwater cables capacity are treated as service receipt transactions. The amount which was paid for the rights of use of communication lines, is amortized on a straight-line basis over the period stated in the agreements, including the option period, which constitutes the estimated useful life of those capacities.

F.	Intangible assets

Intangible assets consist of goodwill, assets recognized during business combination, licenses, computer software costs, information systems and deferred expenses.

1.
Goodwill that arises upon the acquisition of subsidiaries is presented as part of intangible assets. For information on measurement of goodwill at initial recognition, see paragraph A(1) of this note.

In subsequent periods goodwill is measured at cost less accumulated impairment losses.

2.	Other intangible assets are measured at cost less accumulated amortization and accumulated impairment losses and including direct costs necessary to prepare the asset for its intended use.

3.
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

4.
Deferred expenses in respect of commissions and handset subsidies regarding the acquisition of new subscribers are recognized as intangible assets, if the costs can be measured reliably, are incremental to the contract, there is a control over resources and the existence of future economic benefits and directly attributable to obtaining a specific subscriber. If the costs do not meet the aforementioned criteria, they are recognized immediately as expenses.

5.
Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

6.
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

Licenses	5-6%	(mainly 6%)
Information systems	25%
Software	15-25%
Customer relationship	approximately 6 years

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

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

The Group examines the useful life of an intangible asset that is not periodically amortized at least once a year in order to determine whether events and circumstances continue to support the decision that the intangible asset has an indefinite useful life.

G.	Non-current assets and disposal groups held for sale or distribution

Non-current assets (or groups of assets and liabilities for disposal) that are expected to be recovered primarily through sale or distribution rather than through continuing use are classified as held for sale or distribution. This applies also to when the Group is obligated to a sale plan that involves losing control over a subsidiary, whether or not the Group will retain any non-controlling interests in the subsidiary after the sale.

Immediately before classification as held for sale or distribution, the assets (or components of a disposal group) are remeasured in accordance with the Group's accounting policies. Thereafter, generally, the assets (or disposal group) are measured at the lower of their carrying amount and fair value less cost to sell.

H.	Inventory

Inventory of cellular phone equipment, accessories and spare-parts are stated at the lower of cost or net realizable value. Cost is determined by the moving average method.

The cost of inventory which serves the line of communication is determined on a "first-in, first-out" basis.

The Group periodically evaluates the condition and age of inventories and makes provisions for impairment of inventories accordingly.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

I.	Impairment

1.	Non-derivative financial assets

A non-derivative financial asset which is not presented at fair value through profit or loss is reviewed for impairment when objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate of that asset. All impairment losses are recognized in profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, the reversal is recognized in profit or loss.

2.	Property, plant and equipment and intangible assets

At each reporting date, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group groups together all of the assets that cannot be tested individually into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”) and estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. When goodwill is not monitored for internal reporting purposes, it is allocated to operating segments (before the aggregation of similar segments) and not to a cash-generating unit (or group of cash-generating units) lower in level than an operating segment.

Goodwill acquired in a business combination is allocated to groups of cash-generating units that are expected to benefit from the synergies of the combination, see further details in note 3F.

The recoverable amount is the higher of value in use and fair value less cost to sell. Value in use is determined by discounting of expected future cash flows method, using a pre-tax discount rate.

In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of future revenues, timing and quantum of future capital expenditure, long term growth rates of subscribers and discount rates, to reflect the risks involved.

An impairment loss is recognized if the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the cash-generating unit on a pro rata basis.

As regards cash-generating units that include goodwill, an impairment loss is recognized when the carrying amount of the cash-generating unit, after adjustment for goodwill, exceeds its recoverable amount.

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

J.	Employee benefits

1.	Post employment benefits

Part of the Group's liability for post employment benefits is covered by a defined contribution plan financed by deposits with insurance companies or with funds managed by a trustee. Obligation of contribution to defined contribution pension plan is recognized as an expense in profit and loss in the periods during which services are rendered by employees. In addition, there is a liability for a defined post employment benefit plan that is determined using actuarial assessment techniques. Calculation of the liability involves, among others, regarding the capitalization rates, anticipated return on the assets, the rate of the increase in salary and the rates of employee turnover. There is material uncertainty in respect to these estimates because of the long-term programs, see note 18.

2.	Short term benefits

Short term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

3.	Share based payments

The grant date fair value of options granted to employees is recognized as salaries and related expenses, with a corresponding increase in retained earnings, over the period that the employees become unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest.

Fair value is measured using the Black-Scholes model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations and that are expected to vest to shares.

K.	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are measured at management's best estimate of the expenditure required to settle the obligation at the reporting date.

A provision for claims is recognized if, as a result of a past event, the Group has a present legal or constructive obligation and it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of obligation can be estimated reliably.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

L.	Revenue

Revenues derived from services, including airtime, internet services (ISP), international calls services, fixed local calls, interconnect and roaming revenues, are recognized when the services are provided, in proportion to the stage of completion of the transaction and all other revenue recognition criteria are met.

A contract with a customer to sale handset, usually includes an engagement to provide future services. Usually, the sale of handset to the customer is executed with no contractual obligation of the client to consume services in a minimal amount for a predefined period. As a result, the Group refers to the sale transaction as a separate transaction and recognizes revenue from sale of handset upon delivery of the handset to the customer. Revenue from services is recognized and recorded when the services are provided.

In case the customer is obligated towards the Group to consume services in a minimal amount for a predefined period, the contract is characterized as a multiple element arrangement and thus, revenue from sale of handset is recorded in an amount not higher than the fair value of the said handset, which is not contingent upon delivery of additional components (such as services) and is recognized upon delivery to the customer and when the criteria for revenue recognition are met. The Group determines the fair value of the individual elements based on prices at which the deliverable is regularly sold on a standalone basis, after considering volume discounts where appropriate.

The Group recognizes revenue from providing services in connection with software transactions, the results of which are reliably estimable, according to the stage of the completion of the transaction at the reporting date.

The Group, among others, offers value added services including voice mail, text and multimedia messaging, as well as downloadable wireless data applications, including ring tones, music, games, and other informational content. Generally, these enhanced features and data applications generate additional service revenues through monthly subscription fees or increased usage through utilization of the features and applications. Other optional services, such as equipment extended warranty plans are also provided for a monthly fee and are either sold separately or bundled and included in packaged rate plans. Revenues from enhanced features and optional services are recognized when earned.

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

When the Group acts as an agent or an intermediary without bearing the risks and rewards resulting from the transaction, revenues are presented on a net basis (as a profit or a commission). However, when the Group acts as a principal supplier and bears the risks and rewards resulting from the transaction, revenues are presented on a gross basis, distinguishing the revenue from the related expenses. Costs of revenues mainly include ongoing license fees, interconnection and roaming expenses, cell site

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

leases, depreciation and amortization charges and technical repair and maintenance expenses directly related to services rendered.

M.	Lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease.

N.	Financing income and expenses

Financing income is comprised of interest income on cash deposits, interest income on installment sales and from investment in debt securities. Interest income is recognized in the consolidated statement of income as it accrues using the effective interest method.

Financing expenses are comprised of interest and indexing expenses on loans and debentures and unwinding of the discount on provisions. All borrowing costs are recognized in profit and loss using the effective interest method.

Foreign currency, investment in debt securities and hedging instruments gains and losses that are recognized in profit or loss are reported on a net basis.

O.	Income tax expense

Income tax comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or are recognized directly in equity or in other comprehensive income to the extent they relate to items recognized directly in equity or in other comprehensive income.

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

P.	Earnings per share

The Company presents basic and diluted earnings per share ("EPS") data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit and loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

Q.	Advertising expenses

Advertising costs are expensed as incurred.

R.	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective, and have not been applied in preparing these consolidated financial statements:

1.
IFRS 10 Consolidated Financial Statements (hereinafter – “IFRS 10”). IFRS 10 replaces the requirements of IAS 27 Consolidated and Separate Financial Statements and the requirements of SIC-12 Consolidation – Special Purpose Entities with respect to the consolidation of financial statements, so that the requirements of IAS 27 will continue to be valid only for separate financial statements.

IFRS 10 introduces a new single control model for determining whether an investor controls an investee and should therefore consolidate it. This model is implemented with respect to all investees. According to the model, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with that investee, has the ability to affect those returns through its power over that investee and there is a link between power and returns.

IFRS 10 is applicable retrospectively (with a certain relief) for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that disclosure is provided and that the entire new suite of standards is early adopted, meaning also the additional standards that were issued at the same time – IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Involvement with Other Entities, IAS 27 (2011) and IAS 28 (2011).

The Group is examining the effect of adopting IFRS 10 on its financial statements.

2.
IFRS 11 Joint Arrangements (hereinafter – “IFRS 11”). IFRS 11 replaces the requirements of IAS 31  Interests in Joint Ventures (hereinafter – IAS 31) and amends part of the requirements in IAS 28  Investments in Associates.

IFRS 11 defines a joint arrangement as an arrangement over which two or more parties have joint control (as defined in IFRS 10). Joint arrangements are divided into two types: a joint operation and a joint venture.

IFRS 11 is applicable retrospectively for annual periods beginning on or after January 1, 2013, but there are specific requirements for retrospective implementation in certain cases. Early adoption is permitted providing that disclosure is provided and that the entire new suite of standards is early adopted, meaning also the additional standards that were issued at the same time – IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Involvement with Other Entities, IAS 27 (2011) and IAS 28 (2011).

The Group is examining the effect of adopting IFRS 11 on its financial statements.

3.
IFRS 12 Disclosure of Involvement with Other Entities (hereinafter – “IFRS 12”). IFRS 12 contains extensive disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and unconsolidated structured entities.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

IFRS 12 is applicable for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that the entire new suite of standards is early adopted, meaning also the additional standards that were issued at the same time – IFRS 11 Joint Arrangements, IFRS 10 Consolidated Financial Statements, IAS 27 (2011) and IAS 28 (2011).

Nevertheless, it is permitted to voluntarily provide the additional disclosures required by IFRS 12 prior to its adoption without early adopting the other standard.

The Group is examining the effect of adopting the standards on its financial statements.

4.
IFRS 13 Fair Value Measurement (hereinafter – “IFRS 13”). IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value.

IFRS 13 applies to assets, liabilities and an entity’s own equity instruments that, under other IFRSs, are required or permitted to be measured at fair value or when disclosure of fair value is provided. Nevertheless, IFRS 13 does not apply to share based payment transactions within the scope of IFRS 2 Share-Based Payment and leasing transactions within the scope of IAS 17 Leases.

IFRS 13 does not apply to measurements that are similar to but are not fair value (such as the measurement of the net realizable value of inventory, in accordance with IAS 2 Inventories, and the measurement of value in use, in accordance with IAS 36 Impairment of Assets).

IFRS 13 is applicable prospectively for annual periods beginning on or after January 1, 2013. Earlier application is permitted with disclosure of that fact. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application.

The Group is examining the effect of adopting IFRS 13 on its financial statements.

5.
Amendment to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income (hereinafter - “the Amendment”). The Amendment changes the presentation of items of other comprehensive income (hereinafter – “OCI”) in the financial statements, so that items of OCI that may be reclassified to profit or loss in the future, would be presented separately from those that would never be reclassified to profit or loss. Additionally, the Amendment changes the title of the Statement of Comprehensive Income to Statement of Profit or Loss and Other Comprehensive Income. However, entities are still allowed to use other titles. The Amendment is effective for annual periods beginning on or after July 1, 2012. The amendment will be applied retrospectively. Early adoption is permitted providing that disclosure is provided. The Group is examining the effect of adopting the Amendment on its financial statements.

6.	Amendment to IAS 19, Employee Benefits (hereinafter – “the Amendment”). The Amendment introduces a number of changes to the accounting treatment of employee benefits.

The key changes are as follows:

•	The Amendment requires immediate recognition of past service costs regardless of whether the benefits have vested or not.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

•
The calculation of net financing income or expense will be determined by applying the discount rate used to measure the defined benefit obligation to the net defined benefit liability (asset). Accordingly, calculation of actuarial gains or losses will also change.

•
The Amendment changes the definitions of short-term employee benefits and of other long term employee benefits, so that the distinction between the two will depend on when the entity expects the benefits to be wholly settled, rather than when settlement is due.

•
The Amendment enhances the disclosure requirements for defined benefit plans, in an effort to provide better information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans.

•
The definition of termination benefits has been clarified in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, so that termination benefits are recognized at the earlier of when the entity recognizes costs for a restructuring that includes the payment of termination benefits, and when the entity can no longer withdraw the offer of the termination benefits.

The Amendment is applicable retrospectively (excluding certain exceptions stated in the Amendment) for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that disclosure is provided.

The Group is examining the effect of adopting the Amendment on its financial statements.

7.
Amendment to IFRS 7 Financial Instruments: Disclosures, Transfers of Financial Assets(hereinafter - “the Amendment”) - The Amendment introduces new disclosure requirements regarding transfers of financial assets, including disclosures for:

●
Financial assets that were not derecognized in their entirety, including disclosures of the risks and rewards associated with these assets, the relationship between the transferred assets and the associated liabilities, the restrictions on the Group’s use of the assets and so forth; and

●
Financial assets that were derecognized in their entirety but the entity has a continuing involvement in them, including the carrying amount and fair value that represents the Group’s involvement in these assets, the Group’s maximum exposure to losses from these assets, an analysis of the undiscounted cash flows as well as the gain or loss from the transfer of the asset and the income or expense arising from the Group’s continuing involvement in the asset.

The Amendment is effective for annual periods beginning on or after July 1, 2011. The disclosures required in the Amendment are not required for periods presented in comparative information that began before the Amendment came into effect. Early application is permitted with disclosure.

The Group is examining the effect of adopting the Amendment on its financial statements.

8.
Amendment to IFRS 7 Financial Instruments: Disclosures and to IAS 32 Financial Instruments: Presentation - Offsetting of Financial Assets and Financial Liabilities (hereinafter - “the Amendment to IFRS 7” and “the Amendment to IAS 32”, respectively). The Amendment to IAS 32 clarifies that an entity currently has a legally enforceable right to set-off amounts that were recognized if that right is not contingent on a future event; and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all its counterparties. The Amendment to IFRS 7 contains new disclosure requirements for financial assets and liabilities that are offset in the statement of financial position; or are subject to master netting agreements or similar agreements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

The Amendment to IFRS 7 is effective for annual periods beginning on or after January 1, 2013. The Amendment to IAS 32 is effective for annual periods beginning on or after January 1, 2014. The Amendments are to be applied retrospectively. Early application of the Amendment to IAS 32 is permitted subject to the concurrent application of Amendment to IFRS 7.

The Group is examining the effect of adopting the amendments on its financial statements.

9.
IFRS 9 (2010), Financial Instruments (hereinafter – “the Standard”) – This Standard is one of the stages in a comprehensive project to replace IAS 39 Financial Instruments: Recognition and Measurement (hereinafter - IAS 39) and it replaces the requirements included in IAS 39 regarding the classification and measurement of financial assets and financial liabilities.

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

The Standard generally preserves the instructions regarding classification and measurement of financial liabilities that are provided in IAS 39. Nevertheless, unlike IAS 39, IFRS 9 (2010) requires as a rule that the amount of change in the fair value of financial liabilities designated at fair value through profit or loss, other than loan grant commitments and financial guarantee contracts, attributable to changes in the credit risk of the liability, be presented in other comprehensive income, with the remaining amount being included in profit or loss. However, if this requirement aggravates an accounting mismatch in profit or loss, then the whole fair value change is presented in profit or loss. Amounts thus recognized in other comprehensive income may never be reclassified to profit or loss at a later date. The new standard also eliminates the exception that allowed measuring at cost derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument whose fair value cannot be reliably measured. Such derivatives are to be measured at fair value.

The Group decided to early adopt the Standard from the first quarter of 2012.

In the opinion of the Group, the new standards will not have a material effect on the financial  statements.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 4 - Determination of fair values

A number of the Group's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

A.	Fixed assets
The fair value of fixed assets recognized as a result of a business combination is based on market values. The market value of fixed assets is the estimated amount for which a fixed asset could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction wherein the parties each acted knowledgeably. The market value of items of plant, equipment, fixtures and fittings is based on quoted market prices for similar items, when available, and on replacement costs when such quotes are unavailable. Depreciated replacement cost estimates reflect adjustments for physical deterioration as well as functional and economic obsolescence of the fixed asset.

B.	Intangible assets
The fair value of trademarks acquired in a business combination is based on the discounted estimated royalty payments that have been avoided as a result of the trademark being owned. The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows.

The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

C.	Inventories
The fair value of inventories acquired in a business combination is determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

D.	Trade and other receivables
The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

E.	Current investments and derivatives
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

F.	Non-derivative financial liabilities
Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.The fair value of marketable debentures is determined by reference to the quoted closing asking price at the reporting date.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 4 - Determination of fair values (cont'd)

G.
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

Note 5 - Financial Risk Management

The Group is exposed to credit, liquidity and market risks as part of its normal course of business. The Group's risk management objective is to monitor risks and minimize the possible influence that results from this exposure, according to its evaluations and expectations of the parameters that affect the risks. The Group uses derivative instruments in order to partially hedge its exposure to foreign currency exchange rate and interest rate fluctuations. See also note 21.

Credit risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's receivables from customers. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group conducts credit evaluations on receivables over a certain amount, and requires financial guarantees against them. Management monitors outstanding receivable balances and the financial statements include appropriate allowances for estimated irrecoverable amounts. The Group is exposed to credit risk arising mainly from its operation in Israel. The Group invests in high ranked Israeli government and institutional debt securities. The Group’s cash and cash equivalents are maintained with major banking institutions in Israel. At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivatives, in the consolidated statement of financial position. Financial instruments that could potentially subject the Group to credit risks consist primarily of trade receivables. Credit risk with respect to these receivables is limited due to the composition of the subscriber base, which includes a large number of individuals and businesses.

Liquidity risk
Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and extreme conditions, without incurring unacceptable losses or risking damage to the Group's reputation. The Group's policy is to ensure that it has sufficient cash and cash equivalents to meet expected operational expenses, including financial obligations.

Market risk
Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Group's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

Interest rate risk
The Group is exposed to fluctuations in the interest rate, including changes in the CPI, as the majority of its borrowings are linked to the CPI. As part of its risk management policy the Group has entered into forward contracts that partially hedge the exposure to changes in the CPI.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 5 - Financial Risk Management (cont'd)

Currency risk
The Group's operating income and cash flows are exposed to currency risk, mainly due to handset and network related acquisitions and its roaming activity. The Group also manages bank accounts that are denominated in a currency other than its respective functional currency, primarily USD and Euro. As part of its risk management policy the Group uses forward and option contracts to partially hedge the exposure to fluctuations in foreign exchange rates.

Capital management
The Group's capital management aim is to ensure a sound and efficient capital structure which takes into consideration, among others, the following factors:
A gearing ratio that supports the Group's cash flow needs with respect to its potential cash flow generation, supporting its dividend policy, while maintaining a net debt to EBITDA (earnings before interest (financing expenses, net), taxes, other income and expenses, depreciation and amortization and share based payments) ratio that meets the industry standards. The Group considers net debt to EBITDA ratio to be an important measure for investors, analysts, and rating agencies. This ratio is a non-GAAP figure not governed by International Financial Reporting Standards and its definition and calculation may vary from one Group to another. The Group's debt consists of short and long term debentures traded publicly in the Tel Aviv Stock Exchange.

Note 6 - Operating segments

Until August 31, 2011 the Company operated as a one operating segment. From September 1, 2011 and following the completion of the merger of Netvision Ltd. to be a wholly owned subsidiary of the Company, the Group has identified two reportable segments, as described below, which are the Group's strategic business units. The strategic business unit's allocation of resources and evaluation of performance are managed separately. The operating segments were determined based on internal management reports reviewed by the Group's chief operating decision maker (CODM). The CODM does not examine assets or liabilities for those segments and therefore, they are not presented.

—	Cellcom – the segment includes Cellcom Israel Ltd. and its subsidiaries, excluding Netvision Ltd. and its subsidiaries.

—	Netvision – the segment includes Netvision Ltd. and its subsidiaries.

The accounting policies of the reportable segments are the same as described in note 3 regarding significant accounting policies.

Information regarding the results of each reportable segment is included below based on the internal management reports that are reviewed by the CODM.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 6 - Operating segments (cont'd)

		Year ended December 31, 2011
		NIS millions
			Reconciliation
			for
	Cellcom	Netvision*	consolidation	Consolidated

Revenues	6,125	381	-	6,506
Inter-segment revenues	7	19	(26)	-
Interest income	92	1	-	93

Interest expenses	(286)	-	-	(286)
EBITDA**	2,084	83	-	2,167
Reconciliation of reoportable segment
EBITDA to net profit
Depreciation and amortization	(652)	(40)	(46)	(738)
Taxes on income	(313)	(2)	11	(304)

Financing income				116

Financing expenses				(409)

Other expenses				(1)

Share based payments				(6)

Net profit	821	39	(35)	825

*	Netvision segment represents results of operations for the four month period commencing September 1, 2011 (see note 7).

**
EBITDA as reviewed by the CODM, represents earnings before interest (financing expenses, net), taxes, other income and expenses, depreciation and amortization and share based payments, as a measure of operating profit. EBITDA is not a financial measure under IFRS and cannot be compared to other similarly titled measures in other companies.

Note 7 - Acquisition of Subsidiary

Business combination

On August 31, 2011 (the "date of acquisition"), the merger transaction of Netvision to be a wholly owned subsidiary of the Company (hereinafter - "the Acquisition"), was completed. Netvision is primarily engaged with providing Internet service, international landline telephone service, as well as providing local landline telephony services. As a result of the merger, the Company holds 100% of the merged company, Netvision, and commencing with the date of acquisition, Netvision it is fully consolidated in the Company's financial statements.

Following the acquisition of Netvision, the Group believes it will be able to provide its customers an additional variety of communication services, which will strengthen its position as a communication group which provides wide answer to customer's cellular and wireline needs.

Since the acquisition date and until December 31, 2011, Netvision contributed NIS 374 million (net of intercompany revenues) and NIS 4 million to the Group's revenues and net income, respectively (after depreciation of Purchase Price Allocation, net in a total amount of NIS 35 million).

According to management's estimates and assumptions, if the acquisition had occurred on January 1, 2011, consolidated revenues would have been NIS 7,257 million and consolidated profit for the year would have been NIS 799 million. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition, would have been the same if the acquisition had occurred on January 1, 2011.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 7 - Acquisition of Subsidiary (cont'd)

The following summarizes the major classes of consideration transferred, and the recognized amounts of assets acquired and liabilities assumed at the acquisition date:

Consideration transferred
NIS millions
Cash	1,570
Share-based awards - cost of past service	8
Total consideration transferred	1,578

Replacement of share-based payment awards

According to the terms of the merger agreement, the Company committed to exchange share-based payment awards held by employees of Netvision for cash consideration.

The Company recognized NIS 8 million as part of the cost of the business combination on the basis of the portion of awards that can be attributed to services provided before the business combination. An amount of NIS 2 million is recognized as post-acquisition compensation cost over the service period.

Identifiable assets acquired and liabilities assumed

Summary of assets acquired and liabilities assumed at acquisition date:

NIS millions

Trade and other receivables	599
Inventory	5
Intangible assets	1,099
Deferred tax liabilities	(44)
Property, plant and equipment	180
Trade and other payables	(326)
Credit and loans	(45)
Provisions	(10)
Net assets acquired	1,458

Cash acquired	120

Total consideration transferred	1,578

The acquisition is accounted for using the acquisition method. The Company allocated the total purchase price to assets acquired and liabilities assumed using estimates of their fair values and amortization periods.

The intangible assets which were recognized during the acquisition, mainly consist of goodwill in the amount of approximately NIS 753 million, and customer relationship in the amount of approximately NIS 277 million, which is amortized over its useful life of approximately 6 years.

Goodwill was calculated as a residual value of the consideration that was paid, net of the assets that were identified at the time of the acquisition.

The goodwill is attributable mainly to the synergies expected to be achieved from integrating Netvision into the Group's communication business and the skills and technical talent of the acquiree's work force (see also note 12 regarding intangible assets, net). None of the goodwill recognized is expected to be deductible for tax purposes.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 7 - Acquisition of Subsidiary (cont'd)

Acquisition-related costs
The Company incurred acquisition-related costs of NIS 8 million mainly related to consulting fees, legal fees and due diligence costs. These costs have been included in general and administrative expenses in the statement of income.

Note 8 - Cash and Cash Equivalents

Composition

	December 31,
	2010	2011
	NIS millions	NIS millions

Bank balances	32	14
Call deposits	501	906
	533	920

The Group's exposure to interest rate risk and sensitivity analysis for financial assets and liabilities is disclosed in note 21.

Note 9 - Trade and Other Receivables

Composition

	December 31
Current	2010	2011
Trade Receivables*	NIS millions	NIS millions
Open accounts	486	524
Checks and credit cards receivables	221	250
Accrued income	115	148
Current maturity of long-term receivables	656	937
	1,478	1,859
Other Receivables
Prepaid expenses	49	60
Other	15	6
Assets held for sale	-	27
	64	93
	1,542	1,952
Non-current
Trade receivables*	523	980
Rights of use of communication lines	-	259
Deposits and other receivables	55	56
Other	19	42
	597	1,337
	2,139	3,289

* Net of allowance for doubtful debts.
The Group is exposed to credit risks and impairment losses related to trade and other receivables as disclosed in note 21.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 10 - Inventory

A.	Composition

	December 31,
	2010	2011
	NIS millions	NIS millions
Handsets	68	137
Accessories	14	14
Spare parts	22	19
	104	170

B.
Inventories of handsets, accessories and spare-parts as at December 31, 2011 and December 31, 2010 are presented net of a provision for impairment and inventory write off in the amount of NIS 19 million and NIS 8 million, respectively.

Note 11 - Property, Plant and Equipment, Net

	Communication network	Control and testing equipment	Vehicles	Computers, furniture and office equipment	Leasehold improvements	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Cost

Balance at January 1, 2010	5,927	342	32	863	216	7,380

Additions	319	20	14	47	20	420
Disposals	(121)	-	(4)	(14)	-	(139)
Balance at December 31, 2010	6,125	362	42	896	236	7,661

Business combination*	577	-	19	444	60	1,100
Additions	291	14	7	69	5	386
Disposals	(17)	(1)	(4)	(11)	-	(33)
Reclassification to assets held for sale	(1)	-	-	(4)	-	(5)
Balance at December 31, 2011	6,975	375	64	1,394	301	9,109

Accumulated Depreciation

Balance at January 1, 2010	4,202	261	10	661	150	5,284
Depreciation for the year	342	21	4	64	15	446
Disposals	(119)	-	(2)	(11)	-	(132)
Balance at December 31, 2010	4,425	282	12	714	165	5,598

Business combination*	493	-	6	376	45	920
Depreciation for the year	343	20	7	71	16	457
Disposals	(15)	(1)	(3)	(11)	-	(30)
Reclassification to assets held for sale	(1)	-	-	(3)	-	(4)
Balance at December 31, 2011	5,245	301	22	1,147	226	6,941

Carrying amounts

At January 1, 2010	1,725	81	22	202	66	2,096
At December 31, 2010	1,700	80	30	182	71	2,063
At December 31, 2011	1,730	74	42	247	75	2,168

*   As part of the acquisition, property, plant and equipment, net in the amount of NIS 180 million, has been acquired (see note 7).

In the ordinary course of business, the Group acquires property, plant and equipment in credit. The cost of acquisitions, which has not yet been paid at the reporting date, amounted to NIS 157 million.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 12 - Intangible Assets, Net

Cost	Licenses	Information Systems	Software	Deferred Expenses	Goodwill	Customer Relationship and Other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Balance at January 1, 2010	550	684	336	350	-	-	1,920

Additions	-	80	19	114	77	25	315
Disposals	-	-	-	(122)	-	-	(122)
Balance at December 31, 2010	550	764	355	342	77	25	2,113

Business combination*	6	40	-	-	753	322	1,121
Additions	-	69	13	6	-	-	88
Disposals	-	(18)	-	(296)	-	-	(314)
Reclassification to assets held for sale	-	(3)	-	-	-	-	(3)
Balance at December 31, 2011	556	852	368	52	830	347	3,005

Accumulated Amortization

Balance at January 1, 2010	197	512	260	240	-	-	1,209

Amortization for the year	30	69	30	139	-	5	273
Disposals	-	-	-	(122)	-	-	(122)
Balance at December 31, 2010	227	581	290	257	-	5	1,360

Business combination*	3	19	-	-	-	-	22
Amortization for the year	28	80	25	79	-	48	260
Disposals	-	(18)	-	(296)	-	-	(314)
Reclassification to assets held for sale	-	(3)	-	-	-	-	(3)
Balance at December 31, 2011	258	659	315	40	-	53	1,325

Carrying amounts

At January 1, 2010	353	172	76	110	-	-	711
At December 31, 2010	323	183	65	85	77	20	753
At December 31, 2011	298	193	53	12	830	294	1,680

*   As part of the acquisition, intangible assets, net in the amount of NIS 1,099 million, have been acquired (see note 7).

A.	Impairment testing for cash-generating unit containing goodwill

For the purpose of impairment testing, goodwill is allocated to Netvision, which represents the lowest level within the Group, at which goodwill is monitored for internal management purposes, which is not higher than the operating segments, reported in note 6 regarding operating segments.

The aggregate carrying amount of goodwill allocated to Netvision is as follows:

December 31
2011
NIS millions

Netvision	753

Note 12 - Intangible Assets, Net (cont'd)

The recoverable amount of Netvision was based on its value in use and was determined by discounting the expected future cash flows to be generated from the continuing use. The recoverable amount of Netvision was determined to be higher than its carrying amount and thus, no impairment loss has been recognized.

B.	Key assumptions used in calculation of recoverable amount

Key assumptions used in the calculation of recoverable amounts are discount rates and terminal value growth rates. These assumptions are as follows:

	After-tax discount rate	Terminal value growth rate
		2011
Netvision	13.0%	1.5%

(1)	After-tax discount rate

The after-tax discount rate of Netvision was based on Netvision's weighted average cost of capital.

Netvision's after-tax discount rate was based on the risk-free rate for 15-year NIS denominated debentures issued by the Israeli government, in addition to the average risk premium of the capital market multiplied by the relative risk factor of Netvision (Beta), reflecting the sensitivity of  the investment value to fluctuations in the capital market as a whole.

The after-tax discount rate as mentioned above, represents a pre-tax discount rate of 17.6%.

(2)      Terminal value growth rate

Netvision has cash flows for 5 years, as included in its discounted cash flow model. The long-term growth rate has been determined as 1.5%. This rate reflects the assumption that in the long term Netvision's growth will be lower than the inflation in the State of Israel and that, in the light of long term trends of Netvision's prices erosion and in the light of technology developments and competition in the markets in which Netvision operates.

 (3)      Sensitivity to changes in assumptions

The estimated recoverable amount of Netvision exceeds its carrying amount by approximately NIS 7 million. Management has identified two key assumptions for which there reasonably could be a possible change that could cause the carrying amount to exceed the recoverable amount. The table below shows the amount that these two assumptions are required to change individually in order for the estimated recoverable amount to be equal to the carrying amount.

2011
%
After-tax discount rate	13.1
Terminal value growth rate	1.4

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 13 - Trade Payables and Accrued Expenses

Composition

	December 31
	2010	2011
	NIS millions	NIS millions
Trade payables	267	554
Accrued expenses	449	472

	716	1,026

Note 14 - Provisions

	Dismantling and restoring sites	Litigations	Other legal obligations	Other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Balance as at January 1, 2011	17	22	58	4	101
Businesss combination	-	10	-	-	10
Provisions made during the period	4	39	19	-	62
Provisions reversed during the period	(1)	(4)	-	-	(5)
Unwind of discount	1	-	-	-	1
Balance as at December 31, 2011	21	67	77	4	169

Non-current	21	-	-	-	21
Current	-	67	77	4	148
	21	67	77	4	169

Dismantling and restoring sites
The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. These dismantling costs are calculated on the basis of the identified costs for the current financial year, extrapolated for future years using the best estimate of future trends in prices, inflation, etc, and are discounted at a risk-free rate. Forecast of estimated site departures or asset returns is revised in light of future changes in regulations or technological requirements.

Litigations
The Group is involved in a number of legal and other disputes with third parties. The Group's management, after taking legal advice, has established provisions which take into account the facts of each case. The timing of cash outflows associated with legal claims cannot be reasonably determined. For detailed information regarding legal proceedings against the Group, refer to note 31.

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

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 15 - Other Payables, Including Derivatives

Composition

	December 31
		2011
	NIS millions	NIS millions

Employees and related liabilities	110	182
Government institutions	38	17
Interest payable	163	248
Accrued expenses	-	26
Deferred revenue	50	44
Derivative financial instruments	18	11
Liability for assets held for sale	-	19

	379	547

Note 16 - Other Long-term Liabilities

Composition

	December 31
	2010	2011
	NIS millions	NIS millions

Long-term liabilities to trade payables	-	24
Deferred revenue in respect of rights of use of communication lines	-	6
Derivative financial instruments	-	11

	-	41

Note 17 - Debentures and Loans from Banks

This note provides information about the contractual terms of the Group's interest-bearing loans and debentures, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, see note 21.

	December 31
	2010	2011
	NIS millions	NIS millions

Non- current liabilities
Debentures	3,913	5,452
Loans from banks	-	19
	3,913	5,471
Current liabilities
Current maturities of debentures	348	658
Current maturities of long-term loans from banks	-	16
	348	674

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 17 - Debentures and loans from banks (cont'd)

Terms and debt repayment schedule

The terms and conditions of long-term loans and debentures are as follows:

				December, 31 2010		December, 31 2011
				NIS millions		NIS millions
	Currency	Nominal interest rate	Year of maturity	Face value	carrying amount	Face value	carrying amount
Loans from banks	NIS	4.80-6.00%	2012-2015	-	-	35	35
Debentures (Series A) - linked to the Israeli CPI	NIS	5.00%	2012	473	537	237	276
Debentures (Series B) - linked to the Israeli CPI	NIS	5.30%	2017	925	1,052	925	1,079
Debentures (Series C) - linked to the Israeli CPI	NIS	4.60%	2013	181	202	108	124
Debentures (Series D) - linked to the Israeli CPI	NIS	5.19%	2017	1,507	1,685	2,423	2,824
Debentures (Series E) - unlinked	NIS	6.25%	2017	789	785	1,799	1,807
Total interest- bearing liabilities				3,875	4,261	5,527	6,145

Debentures

In December 2005, the Company issued NIS 1,037 million principal amount of debentures (Series A) to institutional investors at par value. The debentures are payable in nine equal semi-annual installments, on July 5 of each of the years 2008 through 2012 and on January 5 of each of the years 2009 through 2012. The debentures bear annual interest of 5.00%. The interest is to be paid on January 5 of each of the years 2007 through 2012 and on July 5 of each of the years 2006 through 2012 for the six-month period ended on the day prior to each date as stated. Both the principal amount and interest are linked to the CPI for November 2005.

In December 2005, the Company issued NIS 715 million principal amount of debentures (Series B) to institutional investors at par value. The debentures are payable in five equal annual installments, on January 5 of each of the years 2013 through 2017. The debentures bear annual interest of 5.30%. The interest is to be paid on January 5 of each of the years 2007 through 2017 for the twelve-month period ended on the day prior to each date as stated. Both the principal amount and interest are linked to the CPI for November 2005.

In May 2006, the Company issued to institutional investors additional Series A debentures in the aggregate principal amount of NIS 28 million, in exchange for consideration of NIS 29 million, and additional Series B debentures in the aggregate principal amount of NIS 210 million in exchange for consideration of NIS 221 million.

In October 2007, the Company issued Series C debentures to the public in the aggregate principal amount of NIS 245 million in exchange for net consideration of NIS 244 million. The debentures are payable in nine semi-annual installments, on March 1 and September 1 of each of the years 2009 through 2012, and on March 1, 2013. The debentures bear annual interest of 4.60%. The interest is to be paid in semi- annual installments on March 1 and September 1 of each of the years 2008 through 2012 and on March 1, 2013. Both the principal amount and interest are linked to the CPI for August 2007.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 17 - Debentures and loans from banks (cont'd)

In October 2007, the Company issued Series D new debentures to the public in the aggregate principal amount of NIS 827 million in exchange for net consideration of NIS 823 million. The debentures are payable in five equal annual installments, on July 1 of each of the years 2013 through 2017. The debentures bear annual interest of 5.19%. The interest is to be paid in annual installments on July 1 of each of the years 2008 through 2017. Both the principal amount and interest are linked to the CPI for August 2007.

In February 2008, the Company issued, in a private placement to institutional investors, additional debentures of Series C, in a principal amount of NIS 81 million and additional debentures of Series D, in a principal amount of approximately NIS 494 million, in exchange for total consideration of NIS 600 million.

In April 2009, the Company issued additional Series D debentures to the public in Israel in the aggregate principal amount of approximately NIS 186 million in exchange for total consideration of approximately NIS 215 million.

In April 2009, the Company issued debentures to the public in Israel of a new Series E in the aggregate principal amount of approximately NIS 789 million in exchange for total consideration of approximately NIS 785 million. The Series E debentures are payable in six equal annual installments on January 5 of each of the years 2012 through 2017. The debentures bear annual interest of 6.25%. The interest is to be paid in annual installments on January 5 of each of the years 2010 through 2017. Both the principal amount and interest are without any linkage.

The debentures were offered and sold in 2009 pursuant to a shelf prospectus that the Company filed in March 2009 with the Israeli Securities Authority and the Tel Aviv Stock Exchange. The shelf prospectus allowed the Company, until March 2011, to offer and sell debt, equity and warrants in Israel, from time to time, subject to a supplemental shelf offering report describing the terms of the securities offered and the specific details of the offering.

In March 2011, the Company issued additional Series D debentures to the public in Israel in an aggregate principal amount of approximately NIS 294 million in exchange for total consideration of approximately NIS 383 million, representing an effective interest rate of 2.23% per annum, linked to the Israeli CPI.

In March 2011, the Company issued additional Series E debentures to the public in Israel in an aggregate principal amount of approximately NIS 632 million in exchange for total consideration of approximately NIS 658 million, representing an effective interest rate of 5.47% per annum, without linkage.

The debentures were offered and sold pursuant to a supplemental shelf offering report that the Company filed in March 2011 with the Israeli Securities Authority and the Tel Aviv Stock Exchange. The offering was made pursuant to the Company's shelf prospectus from March, 2009.

In July 2011, the Company filed a shelf prospectus with the Israeli Securities Authority and the Tel Aviv Stock Exchange. The shelf prospectus will allow the Company, from time to time, to offer and sell debt, equity, warrants and tradable papers in Israel, in one or more offerings, subject to a supplemental shelf offering report, in which the Company will describe the terms of the securities offered and the specific details of the offering.

In August, 2011, the Company issued additional Series D debentures to the public in Israel in an aggregate principal amount of approximately NIS 622 million in exchange for total consideration of

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 17 - Debentures and loans from banks (cont'd)

approximately NIS 743 million, representing an effective interest rate of 4.03% per annum, linked to the Israeli CPI.

In August, 2011, the Company issued additional Series E debentures to the public in Israel in an aggregate principal amount of approximately NIS 378 million in exchange for total consideration of approximately NIS 398 million, representing an effective interest rate of 5.81% per annum, without linkage.

The debentures were offered and sold pursuant to a supplemental shelf offering report that the Company filed in August 2011 with the Israeli Securities Authority and the Tel Aviv Stock Exchange. The offering was made pursuant to the Company's shelf prospectus dated July 2011.

The Company used and intends to use the net proceeds from the offering for the acquisition of Netvision (see note 7) and general corporate purposes, which may include financing its operating and investing activity, refinancing of outstanding debt under its debentures, and continued dividend distributions as customary in the Company, subject to the decisions of the Company's board of directors from time to time.

Note 18 - Liability for Employee Rights Upon Retirement, Net

A.	Defined contribution plan

1.
The Group’s liability for severance pay for its Israeli employees is calculated pursuant to Israeli Severance Pay Law. The Group’s liability is mostly covered by monthly deposits with severance pay funds, insurance policies and by an accrual on the consolidated statements of financial position. For most of the Group's employees, the payments to pension funds and to insurance companies exempt the Group from any obligation towards its employees, in accordance with Section 14 of the Severance Pay Law. Accumulated amounts in pension funds and in insurance companies are not under the Group's control or management and accordingly, neither those amounts nor the corresponding accrual for severance pay are presented in the consolidated statement of financial position. The obligation of the Group, under law and labor agreements, to pay severance pay employees who are not covered by the pension or insurance plans as mentioned above, is NIS 10 million and NIS 1 million for the years ended December 31, 2011 and 2010, respectively, as included in the consolidated statement of financial position, under Liability for employee rights upon retirement, net. The calculation for this liability is based on salary components that according to management's estimation create the liability for severance pay.

2.	The severance pay expenses for the years ended December 31, 2011, 2010 and 2009 were approximately NIS 36 million, NIS 35 million and NIS 32 million, respectively.

3.
In January 2008, under an expansion order issued by the Israeli Ministry of Industry, Commerce and Labor, all Israeli employers are obligated to contribute to pension plans amounts equal to a certain percentage of the employee's wages, for all employees, after a certain minimum employment period. The Group complies with this order. Other employees are entitled to contribution to a pension plan, which shall increase gradually until 2014 and up to 6% of the employee’s wages, and additional identical contribution for severance pay.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 18 - Liability for Employee Rights Upon Retirement, Net (cont'd)

B.	Defined benefit plan

In a subsidiary which was acquired in 2011 (see note 7), the portion of the severance payments which is not covered by deposits in defined contribution plans, as aforementioned, is accounted for by the Group as a defined benefit plan, according to which a liability for employee benefits is recognized and in respect of which, the Group deposits amounts in central severance pay funds and in appropriate insurance policies. The total liability as at December 31, 2011 is NIS 28 million. The fair value of the plan assets, the severance pay fund, is NIS 23 million.

Note 19 - Capital and reserves

Share capital

	2009	2010	2011
	NIS
Issued and paid at January 1	983,493	988,957	994,647
Exercise of share options	5,464	5,690	167

Issued and paid at December 31	988,957	994,647	994,814

The share capital is comprised of ordinary shares of NIS 0.01 par value each.

At December 31, 2011, the authorized share capital was comprised of 300 million ordinary shares (December 31, 2010, 2009- 300 million each). The holders of ordinary shares are entitled to receive dividends as declared.

The calculation of basic earnings per share was based on the profit attributable to ordinary share holders and the weighted average number of ordinary shares outstanding (98,644,434, 98,979,544 and 99,476,671, during the years 2009 and 2010 and 2011, respectively). The calculations of diluted earnings per share was based on the profit attributable to ordinary shares and the weighted average number of ordinary shares in the basic earnings per share in addition of 872,600, 501,247 and 1,073,633 incremental shares (NIS 0.01 par value each) that would be issued resulting from exercise of all options for the years ended December 31, 2009, 2010, 2011, respectively.

At December 31, 2011, 975 thousand options (2010 and 2009: 0 thousand and 27 thousand options, respectively) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding.

Dividends
Dividends declared and paid during the reported period are as follows:

2011
NIS millions
2.60 NIS per share paid in April 2011	303
3.05 NIS per share paid in July 2011	292
2.93 NIS per share paid in October 2011	232
2.33 NIS per share declared in November 2011	189
1,016

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 19 - Capital and reserves (cont'd)

2010
NIS millions
2.60 NIS per share paid in March 2010	257
3.64 NIS per share paid in June 2010	360
3.13 NIS per share paid in October 2010	310
4.03 NIS per share paid in December 2010	400
1,327

2009
NIS millions
2.75 NIS per share paid in March 2009	270
3.36 NIS per share paid in June 2009	330
3.05 NIS per share paid in September 2009	300
2.90 NIS per share paid in December 2009	287
1,187

On March 6, 2012, subsequent to the end of the reporting period, the Company’s Board of Directors declared a cash dividend in the amount of NIS 0.72 per share, totaling approximately NIS 72 million, to be paid on May 17, 2012, to all of the Company's shareholders of record at the end of the trading day in the NYSE on May 2, 2012.

Note 20 - Share-based payments

A.
In September 2006, the Company's Board of Directors approved a share based incentive plan ("the plan") for employees, directors, consultants and sub-contractors of the Company and the Company’s affiliates. The plan has an initial pool of 2,500,000 shares from which options and restricted stock units (RSUs) could be granted.

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

C.
In March 2007, the Company granted to senior employees options to purchase an aggregate of 30,786 ordinary shares at an exercise price of $12.60 per share according to the terms of the Plan. As a result of a dividend adjustment mechanism, the exercise price for all these options was adjusted to $0 per share as of December 31, 2011 ($0 per share as of December 31, 2010).

D.
In August 2008, the Company granted to senior employees options to purchase an aggregate of 27,500 ordinary shares at an exercise price of $25 per share according to the terms of the Plan. As a result of a dividend adjustment mechanism, the exercise price for these options was adjusted to $13.89 per share as of December 31, 2011 ($16.77 as of December 31, 2010).

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 20 - Share-based payments (cont'd)

E.
In August 2009, the Company granted to senior employees options to purchase an aggregate of 74,164 ordinary shares at an exercise price of $24.65 per share according to the terms of the plan. As a result of a dividend adjustment mechanism, the exercise price for these options was adjusted to $16.61 per share as of December 31, 2011 ($19.49 as of December 31, 2010).

F.
In November 2010, the Company granted to a senior employee options to purchase an aggregate of 12,000 ordinary shares at an exercise price of $27.92 per share under the terms of the plan. As a result of a dividend adjustment mechanism, the exercise price for these options was adjusted to $23.92 per share as of December 31, 2011 ($26.8 as of December 31, 2010).

G.
In May 2011, the Company's board of directors resolved to enlarge the initial pool of options or RSUs of the Company's 2006 Share Incentive Plan from 2,500,000, by 1,400,000 options or RSUs and the Company granted to senior employees options to purchase an aggregate of 1,060,000 ordinary shares at an exercise price of $31.74 per share according to the terms of the plan. As a result of a dividend adjustment mechanism, the exercise price for these options was adjusted to $29.72 per share as of December 31, 2011.

Grant date/employees entitled	Number of instruments In thousands	Vesting conditions	Contractual life of options
Share options granted in October-November 2006 to managers and senior employees	2,414	Four equal installments over four years of employment	6 years

Share options granted in March 2007 to senior employees	31	Four equal installments over four years of employment	6 years

Share options granted in August 2008 to senior employees	27	Four equal installments over four years of employment	6 years

Share options granted in August 2009 to senior employees	74	Four equal installments over four years of employment	6 years

Share options granted in November 2010 to senior employees	12	Four equal installments over four years of employment	6 years

Share options granted in May 2011 to senior employees	1,060	Three equal installments over three years of employment	4.5 years

The total compensation expense during the year ended December 31, 2011, related to the options granted is NIS 6 million (2010 - NIS 1 million, 2009 - NIS 1 million).

The changes in the balances of the options were as follows:

	Number of options	Weighted average of exercise price (US Dollars)	Number of options	Weighted average of exercise price (US Dollars)	Number of options	Weighted average of exercise price (US Dollars)
	2009		2010		2011

Balance as at January 1	1,274,863	6.86	704,674	6.19	116,132	17.20

Granted during the year	74,164	23.86	12,000	27.36	1,060,000	30.65

Forfeited during the year	(7,759)	5.59	(7,395)	2.74	(100,125)	29.90

Exercised during the year	(636,594)	4.26	(593,147)	1.11	(19,111)	2.70

Total options outstanding as at December 31	704,674	6.19	116,132	17.20	1,056,896	29.10

Total of exercisable options as at December 31	11,450	12.59	26,936	13.40	43,189	16.68

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 20 - Share-based payments (cont'd)

The weighted average of the remaining contractual life of options outstanding as at December 31, 2011, is 4 years and 3 months (as at December 31, 2010- 4 years and 3 months).

	2009	2010	2011

Fair value of share options and assumptions:

Fair value at grant date	$8.82	$10.83	$4.84

Fair value assumptions:

Share price at grant date	$27.88	$33.27	$31.58

Exercise price	$24.65	$27.92	$31.74

Expected volatility (weighted average life)	30.28%	28.85%	24.35%

Option life (expected weighted average life)	4.25 years	3.75 years	2.3 years

Risk free interest rate	2.5%	3.42%	0.7%

Note 21 - Financial Instruments

Credit risk
Exposure to credit risk
The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	December 31	December 31
	2010	2011
	NIS millions	NIS millions

Trade receivables including long term amounts	1,999	2,839
Loans and other receivables including long term amounts	76	96
Investment in debt securities	386	266
Cash and cash equivalents	533	920
Forward exchange contracts on foreign currencies	5	24
Forward exchange contracts on CPI	13	-

	3,012	4,145

The maximum exposure to credit risk of financial assets at the reporting date by type of counterparty is:

	December 31	December 31
	2010	2011
	NIS millions	NIS millions

Receivables from subscribers	1,894	2,793
Receivables from distributors and other operators	105	44
Investment in government of Israel debt securities	244	143
Investment in institutional debt securities	142	123
Cash and cash equivalents	533	920
Other	94	122

	3,012	4,145

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

Impairment losses
The aging of financial assets at the reporting date was as follows:

	Gross	Impairment	Gross	Impairment
	2010		2011
	NIS millions	NIS millions	NIS millions	NIS millions

Not past due	2,822	4	3,977	9
Past due less than one year	180	71	202	69
Past due more than one year	299	214	277	233

	3,301	289	4,456	311

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2010	2011
	NIS millions	NIS millions

Balance at January 1	218	289
Business combination	-	38
Impairment loss recognized	(35)	(97)
Increase in doubtful debt expenses	106	81

Balance at December 31	289	311
The allowance accounts in respect of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amount considered irrecoverable is written off against the trade receivable directly.

Liquidity risk
The following are the maturities of contractual of financial liabilities and other non contractual liabilities, including estimated interest payments and excluding the impact of netting agreements:

December 31, 2011	Carrying	Contractual					More than
	amount	Cash flows	1st year	2nd year	3rd year	4-5 years	5 years
	NIS millions

Debentures*	(6,358)	(7,246)	(986)	(1,403)	(1,302)	(2,429)	(1,126)
Trade and other payables	(1,443)	(1,443)	(1,443)	-	-	-	-
Forward exchange contracts on CPI	(22)	(22)	(11)	(2)	(7)	(2)	-
Credit and loans from banks	(35)	(35)	(16)	(9)	(5)	(5)	-
Long term liabilities to trade payables	(35)	(35)	(13)	(12)	(8)	(2)	-

	(7,893)	(8,781)	(2,469)	(1,426)	(1,322)	(2,438)	(1,126)

*   Including accrued interest on debentures.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

Liquidity risk (cont'd)

December 31, 2010	Carrying	Contractual					More than
	amount	Cash flows	1st year	2nd year	3rd year	4-5 years	5 years
	NIS millions

Debentures	(4,424)	(5,235)	(573)	(688)	(901)	(1,610)	(1,463)
Trade and other payables	(826)	(826)	(826)	-	-	-	-
Forward exchange contracts on foreign currencies	(17)	(17)	(17)	-	-	-	-
Forward exchange contracts on CPI	(1)	(1)	(1)	-	-	-	-

	(5,268)	(6,079)	(1,417)	(688)	(901)	(1,610)	(1,463)

The following table indicates the periods in which the cash flows associated with derivatives that are cash flow hedges are expected to occur:

	Carrying	Contractual					More than
	amount	Cash flows	1st year	2nd year	3rd year	4-5 years	5 years
	NIS millions

December 31, 2011
Forward exchange contracts:
Assets	19	19	19	-	-	-	-
Liabilities	-	-	-	-	-	-	-

	19	19	19	-	-	-	-

December 31, 2010
Forward exchange contracts:
Assets	-	-	-	-	-	-	-
Liabilities	(13)	(13)	(13)	-	-	-	-

	(13)	(13)	(13)	-	-	-	-

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

Liquidity risk (cont'd)

The following table indicates the periods in which the cash flows associated with derivatives that are cash flow hedges are expected to impact profit or loss:

	Carrying	Contractual					More than
	amount	Cash flows	1st year	2nd year	3rd year	4-5 years	5 years
	NIS millions

December 31, 2011
Forward exchange contracts:
Assets	19	19	19	-	-	-	-
Liabilities	-	-	-	-	-	-	-

	19	19	19	-	-	-	-

December 31, 2010
Forward exchange contracts:
Assets	-	-	-	-	-	-	-
Liabilities	(13)	(13)	(13)	-	-	-	-

	(13)	(13)	(13)	-	-	-	-

Currency risk and CPI

The Group's exposure to foreign currency risk and CPI was as follows based on notional amounts:

	December 31, 2010			December 31, 2011
	In or linked			In or linked
	to foreign			to foreign
	currencies	linked		currencies	linked
	(mainly USD)	to CPI	unlinked	(mainly USD)	to CPI	unlinked
	NIS millions			NIS millions
Current assets
Cash and cash equivalents	13	-	520	13	-	907
Current investments, including derivatives	-	230	174	24	159	107
Trade receivables	-	-	1,478	38	-	1,821
Other receivables, including derivatives	-	14	-	-	2	31

Non- current assets
Long-term receivables	-	19	564	-	20	1,023

Current liabilities
Current maturities of debentures and long-term loans	-	(348)	-	-	(358)	(316)
Trade payables and accrued expenses	(101)	-	(615)	(284)	-	(742)
Other current liabilities, including derivatives	-	(114)	(177)	-	(148)	(539)

Non- current liabilities
Long-term loans from banks	-	-	-	-	-	(19)
Debentures	-	(3,128)	(785)	-	(3,945)	(1,507)
Non- current other liabilities	-	-	-	(21)	(11)	(3)
	(88)	(3,327)	1,159	(230)	(4,281)	763

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

Currency risk and CPI (cont'd)

The Group's exposure to linkage and foreign currency risk in respect of derivatives is as follows:
December 31, 2011
Currency/ linkage receivable	Currency/ linkage payable	Notional Value	Fair value
NIS millions
Instruments not used for hedging
Forward exchange contracts on foreign currencies	USD	NIS	204	5
Forward exchange contracts on CPI	CPI	NIS	1,825	(22)
Foreign currency purchase options	USD	NIS	150	1
Foreign currency sell options	NIS	USD	227	-

Instruments used for hedging
Forward exchange contracts on foreign currencies	USD	NIS	293	19

	December 31, 2011
	Currency/ linkage receivable	Currency/ linkage payable	Notional Value	Fair value
	NIS millions

Instruments not used for hedging
Forward exchange contracts on foreign currencies	USD	NIS	169	(1)
Forward exchange contracts on CPI	CPI	NIS	1,325	12
Foreign currency purchase options	USD	NIS	444	2
Foreign currency sell options	NIS	USD	56	-

Instruments used for hedging
Forward exchange contracts on foreign currencies	USD	NIS	270	(13)

Following is data regarding the CPI and currency exchange rate:

	December 31	December 31	December 31
	2009	2010	2011

CPI (in points)	206.2	211.7	216.3
Exchange rate of US$ in NIS	3.775	3.549	3.821

	2009	2010	2011
Change in %

CPI	3.9%	2.7%	2.2%
Exchange rate of US$ to NIS	(0.7%)	(6.0%)	7.7%

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

Currency risk and CPI (cont'd)

Sensitivity analysis
A change of the CPI as at December 31, 2011 and 2010 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2010.

		Equity	Net income
	Change	NIS millions	NIS millions

December 31, 2011
Increase in the CPI of	2.0%	(37)	(37)
Increase in the CPI of	1.0%	(18)	(18)
Decrease in the CPI of	(1.0%)	18	18
Decrease in the CPI of	(2.0%)	37	37

December 31, 2010
Increase in the CPI of	2.0%	(30)	(30)
Increase in the CPI of	1.0%	(15)	(15)
Decrease in the CPI of	(1.0%)	15	15
Decrease in the CPI of	(2.0%)	30	30

Sensitivity of change in foreign exchange rate is immaterial as at December 31, 2011 and 2010.

Interest rate risk

Profile
At the reporting date the interest rate profile of the Group's interest-bearing financial instruments, not including derivatives, was:

	Carrying amount
	2010	2011
	NIS millions	NIS millions
Fixed rate instruments
Financial assets	899	1,188
Financial liabilities	(4,261)	(6,141)
	(3,362)	(4,953)
Variable rate instruments
Financial assets	28	6
Financial liabilities	-	(3)
	28	3

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

Fair value sensitivity analysis for fixed rate instruments
A change of interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	Equity				Profit or loss
	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease
	NIS millions				NIS millions
December 31, 2011
Fixed rate instruments	(7)	7	(4)	4	(7)	7	(4)	4
Cash flow sensitivity (net)	(7)	7	(4)	4	(7)	7	(4)	4

	Equity				Profit or loss
	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease
	NIS millions				NIS millions
December 31, 2010
Fixed rate instruments	(9)	9	(4)	4	(9)	9	(4)	4
Cash flow sensitivity (net)	(9)	9	(4)	4	(9)	9	(4)	4

Cash flow sensitivity analysis for variable rate instruments
A change of interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	Equity				Profit or loss
	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease
	NIS millions				NIS millions

December 31, 2011
Variable rate instruments	1	(1)	-	-	1	(1)	-	-
Interest rate swaps	-	-	-	-	-	-	-	-
Cash flow sensitivity (net)	1	(1)	-	-	1	(1)	-	-

December 31, 2010
Variable rate instruments	-	-	-	-	-	-	-	-
Interest rate swaps	-	-	-	-	-	-	-	-
Cash flow sensitivity (net)	-	-	-	-	-	-	-	-

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

Fair Values
Fair values versus carrying amounts
The fair values of financial assets and liabilities, together with the carrying amounts shown in the balance sheet, are as follows:

	December 31, 2010			December 31, 2011
			Interest rates			Interest rates
			used for			used for
	Carrying	Fair	determining	Carrying	Fair	determining
	amount	value	Fair value	amount	value	Fair value
	NIS millions			NIS millions
Assets
Cash and cash equivalents	533	533		920	920
Current investments, Including derivatives	404	404		290	290
Trade receivables, net	1,478	1,478		1,859	1,859
Other receivables	14	14		33	33
Long-term receivables	583	583	3.5%	1,043	1,043	5.2%

Current liabilities
Credit and current maturities of long-term loans	-	-		(16)	(16)
Trade payables and accrued expenses	(716)	(716)		(1,026)	(1,026)
Other current liabilities, including derivatives	(128)	(128)		(439)	(439)
Long-term loans from banks	-	-		(19)	(19)

Non- current liabilities
Debentures including current maturities and accrued interest	(4,424)	(4,585)		(6,358)	*(6,001)
Other long- term liabilities	-	-		(35)	(35)
	(2,256)	(2,417)		(3,748)	(3,391)

* The fair value of marketable debentures is determined by reference to the quoted closing asking price at the reporting date.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

Fair Values (cont'd)

Fair value hierarchy
The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1:	quoted prices (unadjusted) in active markets for identical instruments.
Level 2:	inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
Level 3:	inputs that are not based on observable market data (unobservable inputs).

	December 31, 2011
	Level 1	Level 2	Level 3	Total
	NIS millions	NIS millions	NIS millions	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	266	-	-	266
Derivatives	-	24	-	24
Total assets	266	24	-	290

Financial liabilities at fair value through profit or loss
Derivatives	-	(22)	-	(22)
Total liabilities	-	(22)	-	(22)

There have been no transfers during the year between Levels 1 and 2.

	December 31, 2010
	Level 1	Level 2	Level 3	Total
	NIS millions	NIS millions	NIS millions	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	386	-	-	386
Derivatives	-	18	-	18
Total assets	386	18	-	404

Financial liabilities at fair value through profit or loss
Derivatives	-	(18)	-	(18)
Total liabilities	-	(18)	-	(18)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 22 - Revenues

Composition

	Year ended December 31
	2009	2010	2011
	NIS millions	NIS millions	NIS millions
Revenues from equipment	751	802	1,747
Revenues from services:
Cellular voice services	4,471	4,391	2,879
Cellular content and value added services	882	1,112	1,167
Internet services	-	-	216
International long distance services	-	-	96
Other services	379	357	401
Total revenues from services	5,732	5,860	4,759
Total revenues	6,483	6,662	6,506

Note 23 - Cost of Revenues

Composition

	Year ended December 31
	2009	2010	2011
	NIS millions	NIS millions	NIS millions
According to source of income:
Cost of revenues from handsets	690	651	1,282
Cost of revenues from services	2,643	2,671	2,126

	3,333	3,322	3,408
According to its components:
Cost of revenues from handsets	690	651	1,282

Rent and related expenses	333	330	333
Salaries and related expenses	163	176	240
Fees to other operators and others	1,007	1,112	630
Cost of value added services	391	376	270
Depreciation and amortization	489	472	442
Royalties and fees (see note 30(1)b)	154	110	133
Other	106	95	78

	2,643	2,671	2,126

	3,333	3,322	3,408

Note 24 - Selling and Marketing Expenses

Composition

	Year ended December 31
	2009	2010	2011
	NIS millions	NIS millions	NIS millions
Salaries and related expenses	333	376	412
Commissions	96	90	237
Advertising and public relations	99	84	95
Depreciation and amortization	65	75	104
Other	123	131	142

	716	756	990

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 25 - General and Administrative Expenses

Composition

	Year ended December 31
	2009	2010	2011
	NIS millions	NIS millions	NIS millions
Salaries and related expenses	145	147	169
Depreciation and amortization	200	177	192
Rent and maintenance	75	68	72
Data processing and professional services	56	55	76
Allowance for doubtful accounts	94	106	81
Other	90	88	95
	660	641	685

Note 26 - Other Expenses, Net

Composition

	Year ended December 31
	2009	2010	2011
	NIS millions	NIS millions	NIS millions
Capital loss from sale of property, plant and equipment	6	5	-
Other - net	-	-	1
Other expenses, net	6	5	1

Note 27 - Financing Income and Expenses

Composition

	Year ended December 31
	2009	2010	2011
	NIS millions	NIS millions	NIS millions
Interest income on deposits	15	27	34
Interest income from installment sale transactions	50	45	65
Net foreign exchange gain	5	14	-
Net change in fair value of financial assets at fair value through profit or loss	81	20	17
Financing income	151	106	116

Interest expenses on long term liabilities	(229)	(232)	(286)
Linkage expenses to CPI on long term liabilities	(141)	(78)	(91)
Net change in fair value of derivatives	-	(26)	(19)
Net loss from exchange rate differences	-	-	(13)
Financing expenses	(370)	(336)	(409)

Net financing expenses recognized in profit or loss	(219)	(230)	(293)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 28 - Income Tax

A.	Details regarding the tax environment of the Group

(1)	Amendments to the Income Tax Ordinance and the Land Appreciation Tax Law

(a)
On July 14, 2009, the Israeli parliament passed the Economic Efficiency Law (Legislation Amendments for Implementation of the 2009 and 2010 Economic Plan) - 2009, which provided, inter alia, an additional gradual reduction in the company tax rate to 18% as from the 2016 tax year. In accordance with the aforementioned amendments, the company tax rates applicable as from the 2009 tax year are as follows: In the 2009 tax year - 26%, in the 2010  tax year - 25%, in the 2011 tax year - 24%, in the 2012 tax year - 23%, in the 2013 tax year - 22%, in the 2014 tax year  - 21%, in the 2015 tax year - 20% and as from the 2016 tax year the company tax rate will be 18%.

On December 5, 2011 the Israeli parliament approved the Law to Change the Tax Burden (Legislative Amendments) - 2011. According to the law the tax reduction that was provided in the Economic Efficiency Law, as aforementioned, will be cancelled and the company tax rate will be 25% as from 2012.

Current taxes for the periods reported in these financial statements are calculated according to the tax rates specified in the Economic Efficiency Law.

Deferred tax balances as at December 31, 2011 are calculated in accordance with the tax rates specified in the Law to Change the Tax Burden, at the tax rate expected on the date of reversal. The effect of the change in the tax rate on the financial statements as at December 31, 2011 is reflected in an increase of NIS 33 million in the deferred tax liability against deferred tax expenses of NIS 33 million.

(b)
On February 4, 2010 Amendment 174 to the Income Tax Ordinance - Temporary Order for Tax Years 2007, 2008 and 2009 was published in the Official Gazette (hereinafter - "the Temporary Order"). In accordance with the Temporary Order, Israeli Accounting Standard No. 29 regarding the adoption of International Financial Reporting Standards (IFRS) (hereinafter - "Standard 29") shall not apply when determining the taxable income for the 2007-2009 tax years even if it was applied when preparing the financial statements. On January 12, 2012 Amendment 188 to the Income Tax Ordinance was published, which amended the Temporary Order, in a manner that Standard 29 shall not apply also when determining the taxable income for 2010 and 2011.

(2)	Taxation under inflation

The Income Tax Law (Adjustments for Inflation) - 1985 (hereinafter - the Law) is effective as from the 1985 tax year. The Law introduced the concept of measurement of results for tax purposes on a real (net of inflation) basis.

On February 26, 2008 the Israeli parliament enacted the Income Tax Law (Adjustments for Inflation) (Amendment No. 20) (Restriction of Effective Period) - 2008 (hereinafter - the Amendment). In accordance with the Amendment, the effective period of the Adjustments Law terminated at the end of the 2007 tax year and as from the 2008 tax year the provisions of the law no longer apply, other than the transitional provisions intended at preventing distortions in the tax calculations.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 28 - Income Tax (cont'd)

 In accordance with the Amendment, as from the 2008 tax year, income for tax purposes is no longer adjusted to a real (net of inflation) measurement basis. Furthermore, the depreciation of inflation immune assets and carried forward tax losses are no longer linked to the CPI, so that these amounts are adjusted until the end of the 2007 tax year after which they ceased to be linked to the CPI. The effect of the Amendment to the Adjustments Law is reflected in the calculation of current and deferred taxes as from 2008.

B.	Composition of income tax expense (income)

	Year ended December 31,
	2009	2010	2011
	NIS millions	NIS millions	NIS millions

Current tax expense (income)
Current year	423	462	288
Adjustments for prior years, net	6	(18)	-
Changes in accounting policy	(1)	-	-
Total current tax expenses	428	444	288

Deferred tax expense (income)

Creation and reversal of temporary differences	(20)	(27)	(17)
Change in tax rate	(41)	-	33
Total deferred tax expenses (income)	(61)	(27)	16
Income tax expense	367	417	304

C.	Income tax recognized directly in equity

	Year ended December 31, 2011
	Before tax	Tax expenses	Net of tax
	NIS millions	NIS millions	NIS millions

Hedging transactions – equity component	37	(9)	28

	Year ended December 31, 2010
	Before tax	Tax expenses	Net of tax
	NIS millions	NIS millions	NIS millions

Hedging transactions – equity component	3	(1)	2

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 28 - Income Tax (cont'd)

	Year ended December 31, 2009
	Before tax	Tax benefit	Net of tax
	NIS millions	NIS millions	NIS millions
Hedging transactions – equity component	(16)	4	(12)

D.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense:

	Year ended December 31,
	2009	2010	2011
	NIS millions	NIS millions	NIS millions

Profit before taxes on income	1,549	1,708	1,129
Primary tax rate of the Group	26%	25%	24%
Tax calculated according to the Group’s primary tax rate	403	427	271

Additional tax (tax saving) in respect of:

Non-deductible expenses	3	2	4
Taxes in respect of previous years	6	(18)	-

Effect of changes in tax rate	(41)	-	33
Other differences, including inflation differences	(4)	6	(4)
Income tax expense	367	417	304

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 28 - Income Tax (cont'd)

E.	Deferred tax assets and liabilities

(1)	Recognized deferred tax assets and liabilities

Deferred taxes are calculated according to the tax rate anticipated to be in effect on the date of reversal as stated above.

The movement in deferred tax assets and liabilities is attributable to the following items:

	Allowance for doubtful debts	Property, plant and equipment and intangible assets	Hedging transactions	Carry forward tax deductions and losses	Other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Balance of deferred tax asset (liability) as at January 1, 2011	64	(164)	7	-	28	(65)
Changes recognized in profit or loss	(9)	17	-	(5)	14	17
Changes recognized in equity	-	-	(9)	-	-	(9)
Effect of change in tax rate	10	(55)	-	4	8	(33)
Business combinations (see note 7)	13	(80)	-	23	-	(44)

Deferred tax asset (liability) as at December 31, 2011	78	(282)	(2)	22	50	(134)
Deferred tax asset	78	18	-	22	50	168
Offset of balances						128

Deferred tax asset in statement of financial position as at December 31, 2011						40

Deferred tax liability	-	(300)	(2)	-	-	(302)
Offset of balances						(128)

Deferred tax liability in statement of financial position as at December 31, 2011						(174)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 28 - Income Tax (cont'd)

	Allowance for doubtful debts	Property, plant and equipment and intangible assets	Hedging transactions	Carry forward tax deductions and losses	Other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Balance of deferred tax asset (liability) as at January 1, 2010	57	(159)	8	-	3	(91)
Changes recognized in profit or loss	7	(5)	-	-	25	27
Changes recognized in equity	-	-	(1)	-	-	(1)

Balance of deferred tax asset (liability) as at December 31, 2010	64	(164)	7	-	28	(65)

Deferred tax asset	64	-	7	-	28	99
Offset of balances						99

Deferred tax asset in statement of financial position as at December 31, 2010						-

Deferred tax liability	-	(164)	-	-	-	(164)
Offset of balances						(99)

Deferred tax liability in statement of financial position as at December 31, 2010						(65)

(2)	Unrecognized deferred tax liability

As at December 31, 2011 a deferred tax liability for temporary differences related to an investment in subsidiaries was not recognized because the decision as to whether to incur the liability rests with the Group and it is satisfied that it will not be incurred in the foreseeable future.

F.	Tax loss carryforwards and other temporary differences

As of December 31, 2011 Netvision and its subsidiaries have tax loss carryforwards and capital loss carryforwards in a total amount of NIS 145 million. In respect of these losses and in respect of other temporary deductible differences, the Group recorded in the consolidated financial statement deferred tax asset, net, in the amount of NIS 40 million.

G.	Tax assessments

The Company has received final tax assessments up to and including the year ended December 31, 2008 (the 2008 tax year).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 29 - Operating Leases

Non-cancelable operating lease rentals are payable as follows:

December 31
2011
NIS millions
Less than one year	301
Between one and five years	752
More than five years	395

1,448

During the year ended December 31 2011, NIS 298 million (including linkage to CPI in the amount of NIS 5.1 million) was recognized as expenses in respect of operating leases in the consolidated statements of income (2010 - NIS 284 million, including linkage to CPI in the amount of NIS 4.9 million; 2009 - NIS 251 million, including linkage to CPI in the amount of NIS 5.7 million).

Major operating lease and service agreements:

a.	Office buildings and warehouses - there are lease agreements for periods of up to 18 years.

b.	Switching stations - there are lease agreements for switching station locations for periods of up to 21 years and 7 months.

c.	Cell sites - there are lease agreements for cell sites for periods of up to 16 years.

d.	Service centers, retail stores and stands - there are lease agreements for service and installation centers and stands for periods of up to 16 years and 8 months.

e.	Transmission services for cell sites and switches up to 6 years.

f.	Motor vehicles - lease for a period of 3 years.

g.	Rights of use of international communication lines - there are lease agreements for a period of up to 13 years.

Note 30 - Commitments

1.	The Group has commitments regarding the license it was granted in 1994, most of which are:

a.	Not to pledge any of the assets used to execute the license without the advance consent of the Ministry of Communications.

b.
To pay the State of Israel (the State) royalties equal (in 2011) to 1.75% of the Company’s revenues generated from cellular telecommunications services, less payments transferred to other license holders for interconnect fees or roaming services, sale of handsets and losses from bad debts in respect of royalty-bearing services and revenues collected for other license holder. The rate of these royalties has decreased in recent years, from 4.5% in 2002, to 4% in 2003, to 3.5% in 2004 and 2005, to 3% in 2006, to 2.5% in 2007, to 2% in 2008, to 1.5% in 2009 and to 1% in 2010. In January 2011, the applicable regulations

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 30 - Commitments (cont'd)

were amended to increase the royalties payable by cellular operators only, for the years 2011 and 2012, commencing January 19, 2011, to 1.75% in 2011 and 2.5% in 2012, unless certain circumstances occur. In March 2011, the Company, and two other cellular operators have filed a petition with the Israeli Supreme Court against the Ministries of Finance and Communications in that regard. In July 2011 the State announced it accepts the Supreme Court's suggestion to set the royalties' rate to 1.75% in 2011 and 2012 (subject in the above circumstances) and to 0% starting 2013. The state reserved its right to charge royalties or other payments by primary legislation. An amendment to the regulations requires the approval of the Israeli Parliament.

c.
Netvision's International Long Distance license determines that Netvision will have to pay royalties to the State from Netvision's revenues which derive from international Bezeq services, less payments that are transferred to other communication operators in respect of interconnect, payments to a foreign supplier in respect of outgoing calls, bad debt expenses in respect of royalty-bearing services and revenues which are collected for other license holder. In 2011, the rate of such royalties was 1% of the taxable income, as defined in the Communication Regulations (Bezeq and Transmissions)(Royalties), 2011. This rate is expected to apply in 2012 as well.

d.
The Company's shareholders' joint equity, combined with the Company's equity, shall not amount to less than $200 million. Regarding this stipulation, a shareholder holding less than 10% of the rights to the Company's equity is not taken into account.

The Group is in compliance with the above conditions.

2.
In September 2005, the Company signed an agreement with Ericsson Israel Ltd. according to which the Company will acquire a UMTS radio access network and ancillary products and services. The Company was obligated to purchase maintenance services for 5 years from the launch of the system (until 2011) and the Company has an option to purchase maintenance services for 20 years from the launch of the systems (until 2026), including all the required services for establishment and maintenance of the system (including receipt of updates and upgrades for the system). The aggregate scope of the agreement is USD 27.5 million payable over five years. In December 2011, the Company entered into an addendum to the agreement for the purchase of upgraded UMTS /HSPA products and related services, under similar terms. The Company obligated in such amendment to purchases of at least USD 12 million in 2012. Under the agreement the parties generally have limited liability for direct damages of up to 40% of the value of the agreement.

3.
In July 2001, the Company signed an agreement with Nokia Israel Communications Ltd., for the purchase of a GSM/GPRS system (the agreement was assigned to Nokia-Siemens Networks Israel Ltd., or Nokia Siemens, in 2007). The Company was also granted an option to purchase GSM 800, EDGE, UMTS and ancillary systems. In 2002, the Company exercised the option to purchase an EDGE system, and in 2005, the Company purchased a UMTS core system, under similar terms.  In May 2011, the Company entered into an addendum to the agreement for the purchase of radio equipment to the UMTS/HSPA network and related products and additional services to the network. Nokia Siemens is obligated to offer the Company maintenance services for 15 years from execution of the said addendum (until 2026).  Under the agreement, the parties generally have limited liability for direct damages of up to 10% of the value of the agreement.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 30 - Commitments (cont'd)

4.
Be’eri Printers provides the Company's printing supplies and invoices as well as the distribution, packaging and delivery of invoices and other mail to the postal service distribution centers. The Company entered into an agreement with Be’eri Printers - Limited Partnership and with Be’eri Technologies (1977) Ltd., or together Be’eri, for printing services in August 2003.

Under the terms of the agreement, the Company committed to purchase from Be’eri a minimum monthly quantity of production and distribution services which may be reduced if the Company modifies its printed invoice delivery policy. The agreement is valid until December 2013.

5.
As at December 31, 2011, the Group has commitments to purchase equipment for the communication network, cellular telephone equipment and systems and software maintenance, at an amount estimated at NIS 413 million.

6.
In July 2010, the Company entered into an agreement with Amdocs (Israel) Limited, or Amdocs Israel, for the provision of operation, maintenance, management and development services for its billing system, which were previously performed partly by Amdocs UK and Amdocs Israel and partly by the Company's employees.  Amdocs Israel is obligated to provide the Company with such services for a period of eight years (until August 2018), and after 30 months from entering into this agreement the Company has the option to terminate the agreement subject to the provision of prior written notice and payment of certain amounts. Under the agreement, the parties generally have limited liability for direct damages of up to the value of the agreement for each year subject to certain additional exceptions to the limitation.

7.
In October 2010, the Company entered into a long-term agreement for the enlargement of the current techno-logistic center, including its new central laboratory, in Netanya, Israel, and the lease thereof.  The leased property covers approximately 11,000 square meters. The lease is for a term of ten years starting August 1, 2011 and is renewable for an additional period of 5 years, at the Company's option. In case the Company does not exercise the option it shall be required to pay approximately NIS 11 million.

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

9.
In the years 2003 through 2011, Netvision entered into a number of agreements with Mediterranean Nautilus Ltd. and Mediterranean Nautilus (Israel) Ltd., or together Med Nautilus. Pursuant to its agreements with Med Nautilus, Netvision purchased rights of use, or IRU, of certain telecommunications capacities on Med Nautilus' communication cables, as well as maintenance and operation services relating to these cables. The agreements include options pursuant to which Netvision may expand the purchased capacity. The term of the agreement with respect to part of the capacity purchased from MedNautilus is until May 2027. Netvision has the option to terminate agreements with respect to parts of the capacity in 2017 and 2022.  The remainder of the obligation to Med Nautilus in respect of rights of use of international communication lines from all existing agreements as of December 31, 2011 is NIS 243 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 30 - Commitments (cont'd)

10.
In August 2010, Netvision entered into an agreement with Bezeq that regulates the provision of the internet connectivity services by Bezeq to Netvision internet network. In November 2011, the agreement was updated and was extended until the end of 2014. Under this agreement, Netvision obligated to purchase minimum bandwidth capacities which Bezeq undertook to provide Netvision, in consideration to a price that reflects a considerable decrease in comparison to the previous price per giga-byte unit.

Note 31 - Contingent Liabilities

In the ordinary course of business, the Group is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the financial statements in respect of all lawsuits against the Group amounted to NIS 67 million (see also note 14 regarding provisions).

Described hereunder are the outstanding lawsuits against the Group, classified into groups with similar characteristic. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group.

1.	Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly requests for approval of class action lawsuits, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. As of December 31, 2011, the amounts claimed from the Group by its customers sum up to NIS 4,161 million. In addition, there are other lawsuits, the amount claimed in which has not been quantified if certified as class actions and in respect of which the Group has an additional exposure to the above mentioned.

Of all claims, there are claims which sum up to a total of NIS 26 million and other claims in respect of which claim amount has not been specified, which at this early stage it is not possible to assess their chances of success.

In respect of lawsuits with a total claim amount of NIS 191 million or which have not been quantified, settlement agreements in immaterial amounts to the Company or requests for withdrawal, in which procedures have not been completed yet. The Company recorded proper provisions in respect of the settlement agreements which have been filed.

After the end of the reporting period, additional lawsuits against the Company have been filed to courts for a total sum of NIS 2,761 million and another lawsuit for approximately NIS 361 million, has been filed against the Company and other defendants together, in which the plaintiffs have not specified the amount claimed from the Company. At this early stage it is not possible to assess their chances of success.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 31 - Contingent Liabilities (cont'd)

After the end of the reporting period, claims against the Group, which sum up to a total of approximately NIS 116 million, have been rejected or deleted.

Described hereunder are the outstanding consumer purported class actions against the Group   broken down by amount claimed if the lawsuit is certified as class action, as of the date of approval of these financial statements:

Claim amount	Number of claims	Total claims amount (NIS millions)
Up to NIS 100 million	32	1,083
NIS 100-500 million	11	2,251
NIS 500 million-NIS 1 billion	1	817
Unquantified claims	7	-

In 2011, the court ruled against the Company in a class action as follows:

In March 2008, a purported class action lawsuit was filed against the Company in the District Court of Central Region, by plaintiffs alleging to be the Company's subscribers in connection with allegations that the Company has unlawfully charged its subscribers for providing them with call details records. In August 2009, the District Court of Central Region approved a request to certify a lawsuit as a class action, relating to an allegation that the Company breached the agreements with its subscribers by charging them for a call detail service the Company previously provided free of charge, without obtaining their consent. The total amount claimed was estimated by the plaintiffs to be approximately NIS 440 million. In December 2011, the Court decided against the Company, accepted the allegation and ordered the Company to repay its customers the sum charged for the service in the amount of approximately NIS 22 million plus interest and linkage differences from the date of each payment made by the subscribers, an amount of NIS 200,000 to be paid to the plaintiffs and a fee for the plaintiffs' attorney equal to 10% of the sum to be repaid plus VAT. In January 2012, the Company has appealed the judgment with the Supreme Court and the execution of the judgment was stayed until the appeal is decided. The Company has recorded a provision for the entire sum in our financial statements.

In 2010, the court approved a lawsuit as class action, as follows:

In November 2010, the District Court of Tel Aviv-Jaffa approved a request to certify a lawsuit as a class action, relating to an allegation that Netvision, the Company's wholly owned subsidiary and two other long distance providers, misled the purchasers of certain prepaid cards for long distance calls bought between 2004 and 2008 in relation to certain bonus minutes and reduced certain minutes in certain circumstances. The total amount claimed from all the defendants was estimated by the plaintiffs to be approximately NIS 2.2 billion, of which approximately NIS 818 million was attributed to Netvision. In December 2010, the defendants filed a request for appeal with the Supreme Court challenging the decision and in March 2011 the district court's decision was stayed. A similar purported class action was filed against the defendants in February 2012, as detailed below.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 31 - Contingent Liabilities (cont'd)

Described hereunder are the outstanding purported class actions against the Group, in which the amount claimed, if the lawsuit is certified as class action is NIS 1 billion or more:

In February 2012, after the end of the reporting period, a purported class action lawsuit was filed against Netvision and certain other long distance operators in the District Court in Tel-Aviv Jaffa, by a plaintiff alleging that the defendants mislead the purchasers of certain international prepaid cards in connection with the amount of minutes included in certain calling cards. The total amount which is claimed from the Company was assessed by the plaintiffs in approximately NIS 2.7 billion (and from any other defendant). At this early stage it is not possible to assess their chances of success.

2.	Environmental claims

In the ordinary course of business, lawsuits have been filed against the Group in issues related to the environment, including lawsuits regarding non-ionizing radiation from cellular handsets and lawsuits in connection with the Company's sites. These are mostly requests for approval of class actions, relating to allegations for unlawful conduct or breach of license causing monetary and non-monetary damage (including claims for future damages).

As of December 31, 2011, the amounts that are claimed from the Group under the said claims sum up to a total of approximately NIS 7.8 billion.

Described hereunder is the number of outstanding purported class actions concerning environmental issues, broken down by the amount claimed, if the lawsuit is certified as class action, as of the date of approval of these financial statements:

Claim amount	Number of claims
NIS 1 billion and above	4

Described hereunder are the outstanding purported class actions against the Group, in which the amount claimed if the lawsuit is certified as class action, is above NIS 1 billion:

a.
In December 2007, a purported class action lawsuit was filed against the Company (and two other cellular operators) in the District Court of Tel Aviv-Jaffa, by plaintiffs alleging to be residing next to cell sites of the defendants which the plaintiffs allege were built in violation of the law. The plaintiffs allege that the defendants have created environmental hazards by unlawfully building cell sites and therefore demand that the defendants will compensate the public for damages (other than personal damages, such as depreciation of property and/or health related damages which are excluded from the purported class action), dismantle existing unlawfully built cell sites and refrain from unlawfully building new cell sites. If the lawsuit is certified as a class action, the compensation claimed from the defendants is estimated by the plaintiffs to be NIS 1 billion.

b.
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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 31 - Contingent Liabilities (cont'd)

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

c.
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

d.
In June 2011, a purported class action lawsuit was filed against the Company and three other cellular operators in the District Court of Tel-Aviv-Jaffa, by an Israeli citizen, in connection with the allegation that the defendants mislead customers who buy accessories for carryingcellular handsets or do not disclose to them  relevant data concerning radiation hazards associated with the usage of accessories for carrying cellular handsets, allegedly contrary to the cellular handsets manufacturers' instructions and warnings and the Israeli Ministry of Health' recommendations.

Thereafter, the plaintiff also requested interim remedies to prevent further sale of such accessories by the Company and two other defendants (the forth allegedly doesn't sell such accessories) or to require them to take necessary precautionary measures, including by complying with alleged disclosure duties and by ceasing alleged misleading, which were rejected by the court in October 2011. In July 2011, at the request of the Company, the purported class action was transferred to be heard by the Judge hearing the purported class action filed against the Company and three other cellular operators in May 2011, by the same plaintiff and three other plaintiffs, raising similar questions.

The total amount claimed from the Company, if the lawsuit is certified as a class action, is estimated by the plaintiff to be approximately NIS 1 billion (out of a total sum of approximately NIS 2.7 billion against all defendants), substantially all for non monetary damages.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 31 - Contingent Liabilities (cont'd)

3.	Employees, subcontractors, suppliers, authorities and others claims

In the ordinary course of business, lawsuits have been filed against the Group by employees, subcontractors, suppliers, authorities and others which deal mostly in claims for breach of provisions of the law governing termination of employment and obligatory payments to employees, claims for breach of agreements and patent infringement and compulsory payments to authorities.

As of December 31, 2011, the amounts that are claimed from the Group under the said claims total approximately NIS 55 million.

Liens and guarantees

As part of issuance of the Series A and B debentures (see note 17), the Company committed not to create liens on its assets so long as the debentures have not been fully repaid, except for a fixed lien on assets for purposes of securing credit that will permit acquisition of those assets.

The Group has given bank guarantees as follows:

a.	To the Government of Israel (to guarantee performance of the License) - U.S. $10 million.

b.	To the Government of Israel (to guarantee performance of the Licenses of the Group ) - NIS 31 million.

c.	To suppliers, government institutions and other - NIS 53 million.

Liens (Netvision)

To guarantee liabilities of Netvision towards banks, floating pledges on the plant, equipment, financial assets, property and rights and fixed pledges on the equipment, share capital and goodwill of Netvision, have been recorded.

Also, there is a current pledge on the property, assets and rights of Netvision, a pledge on a deposit account of Netvision and a fixed pledge on its unpaid share capital and goodwill.

Netvision committed towards certain banks, not to create pledges on its assets (Negative Pledge), expect for certain exceptions.

The loans from banks balance, guaranteed by the said pledges, as at December 31, 2011, is NIS 35 million.

Note 32 - Regulation and Legislation

1.	In September 2010, the Ministry of Communications announced its decision to amend the regulations which determine the interconnect fees paid to cellular operators in Israel, as follows:

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 32 - Regulation and Legislation (cont'd)

·
the maximum interconnect tariff payable by a cellular operator for sending an SMS message to another cellular network was reduced from the previous tariff of NIS 0.0285 to NIS 0.0016 from January 1, 2011; to NIS 0.0015 from January 1, 2012; to NIS 0.0014 from January 1, 2013; and to NIS 0.0013 from January 1, 2014.  The tariffs do not include VAT and will be updated annually from January 1, 2011, based on the change in the Israeli CPI published in November of the year preceding the update date from the average annual Israeli CPI for 2009. The tariffs will also be increased by the percentage of royalties payable to the Ministry of Communications by the operator. As a result of these updates, including the increase of the royalties the Group pays to the Ministry of Communications, the current maximum interconnect tariffs are NIS 0.0728 per minute for the completion of a call on another cellular network and NIS 0.0017 for a completion of an SMS message to another cellular network.

In June 2011, a petition filed by the Company regarding the interconnect tariffs reduction was dismissed with prejudice with the Company's consent.

This reduction had a material adverse effect on the Company's results of operation in 2011.    The Company has taken and intends to continue to take measures in order to reduce as much as possible the adverse effects of such reduction, through revenue enhancement as well as cost reduction measures, but cannot offer any assurance that these measures will be successful.

2.
In July 2009, the Communications Law was amended to include an MVNO license. In January 2010, the regulations necessary for the grant of an MVNO license were promulgated. As of the balance sheet date the Ministry of Communications granted nine MVNO licenses one of which was returned. Under the Communications Law, in the event that a MVNO and the cellular operator, will not have reached an agreement as to the provision of service by way of MVNO within six months from the date the MVNO has approached the cellular operator, and if the Ministry of Communications together with the Ministry of  Finance determine that the failure to reach an agreement is due to unreasonable conditions imposed by the cellular operator, the Ministry of Communications may intervene in the terms of the agreement, including by setting the price of the service. The operation of MVNO operators in the cellular market and unfavorable terms and consideration for the service (such as equal or based on the Interconnect tariff), may result in material adverse effect on the Group's results of operations. In 2011 five MVNO's have entered into hosting agreements, one of which (Home Cellular) has entered into an agreement with the Company.

3.
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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 32 - Regulation and Legislation (cont'd)

In September 2011, the Supreme Court allowed Mirs and Golan to construct radio access devices in reliance on the exemption, under certain limitations, until July 31, 2012 and in December 2011 the Supreme court extended this period with regard to Golan until November 6, 2012. The Company's application to relax the interim order against the Company was denied.

4.
National Zoning Plan 36 includes guidelines for constructing cell sites in order to provide cellular broadcasting and reception communications coverage throughout Israel, while preventing radiation hazards and minimizing damage to the environment and landscape. However, National Zoning Plan 36 is in the process of being revised. Current proposed changes will impose additional restrictions and requirements on the construction and operation of cell sites. In June 2010, the proposed changes were approved by the National Council for Planning and Building and submitted for the approval of the Government of Israel. If the proposed changes are approved by the Israeli Government they will harm the Group's ability to construct new cell sites, make the process of obtaining building permits for the construction and operation of cell sites more cumbersome and costly, could adversely affect the Group's existing network  and may delay the future deployment of its network.

5.
In December 2010, the Communications Law was amended to reduce the early termination fees in pricing plans that include a commitment to a predefined period, in the cellular market.  In accordance with the amendment, as of February 1, 2011, early termination fees are calculated based on the subscriber's average monthly bill, resulting in a negligible fee. The reduced Early Termination Fees apply to customers with less than a certain amount of phone lines. The reduction applies to existing as well as new pricing plans.  In August 2011, the Communications Law was amended to annul early termination fees in all other communications markets. The reduction and annulment of early termination fees has led to the offering of packages at lower average revenue per minute and resulted in accelerated price erosion, materially increased churn rate and increased subscriber acquisition and retention costs due to materially increased rate of gross recruitment of subscribers.

6.
In December 2010, the Communication Law was amended to allow national roaming for new operators and Mirs Communications Ltd. ("Mirs"), one of the existing four cellular companies. Following the amendment, if a new operator or Mirs and the hosting operator have not reached an agreement as to the terms of the service (including the consideration), for any reason, until the service is to commence (after certain criteria is met) the service will be provided for the then prevailing interconnect tariff (in case of a call and for data services - 65% of the interconnect tariff per 1 mega) and subsequently (but no later than February 1, 2012) shall be determined by the Ministry of Communications with the consent of the Minster of Finance and applied retroactively. In April 2011 and December 2011 Mirs and Golan, respectively, were awarded UMTS operator licenses including authorization for national roaming on the existing cellular networks.  In September 2011, Mirs entered a national roaming agreement with Pelephone and in October 2011, the Company entered a national roaming agreement with Golan. Additional UMTS operators and unfavorable terms and consideration for the service may result in material adverse effect on the Company's results of operations.

7.
In October 2011, the public committee appointed by the Ministry of communications to examine Bezeq's tariffs structure and tariffs for wireline wholesale services and to review the possible annulment of the structural limitations currently imposed on Bezeq and its subsidiaries, published its recommendations. The recommendations include: (1) The creation of an effective

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 32 - Regulation and Legislation (cont'd)

wholesale telecommunications access markets in Israel- Bezeq and Hot will allow other operators which do not own an infrastructure, to use their infrastructure in order to provide services to end users. The terms of such services will be agreed by the operators, or by the regulator, if no wholesale market has evolved within a certain period. (2)  annulment of structural separation in the communication market -  Structural separation imposed on the holders of landline general licenses, shall be annulled, other than as to multichannel television (which will be annulled only after internet based TV market is available),  within 6 months from the earlier of the execution of a wholesale agreement or the provision of wholesale services, or upon wholesale tariffs setting by The  Ministry of Communications, and replaced by accounting separation and restrictions on information transfer between the retail and wholesale divisions of the landline general license holders. If no wholesale market is established within 2 years, the regulator will resume structural separation between infrastructure and end-user services of landline general license holders. (3) change of the supervision on Bezeq retail tariffs to setting maximum tariffs rather than the current setting of fixed tariffs. (4) wholesale tariffs to be set by the regulators shall be maximum tariffs, based on a cost plus basis in order to induce investments in the wholesale wireline market and shall be reviewed by the regulator every 3 years. Until such tariffs shall be set, the tariff shall be fixed, regardless of customer's traits and amount to 75% of Bezeq's average retail price for private customers, during July to September 2011. This tariff will be in place for 6 months, with a maximum extension of additional 6 months (5) landline operators who hold general licenses (such as Bezeq and Hot) will deposit autonomous bank guarantees in substantial amounts to guarantee the existence of a wholesale market. (6) The provision of broadband access by Israel Electric Corporation, or IEC, should be promoted in order to increase competition and should be regulated the same as Bezeq and Hot. The implementation of the recommendations, in whole or in part, is subject to the adoption thereof by the Minister of Communications and further legislative proceedings.

While an effective wholesale wireline market will enhance the Group's ability (including through Netvision) to compete and extend its service offering, the recommendations regarding the structural separation and Bezeq's tariffs supervision may have a material adverse effect on Netvision's results of operation.

8.
In January 2012, a bill proposing to set gradually increasing financial sanctions on communication operators, for breach of their licenses, the amount of which shall be calculated as a percentage of the operator's income and based on the gravity of the breach passed the preliminary enacting stage in the Israeli Parliament. Such bill, if adopted, is expected to substantially increase the Ministry of Communications' usage of such sanctions. Substantial sanctions will harm the Group's results of operations.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 33 - Related Parties

A.	Balance sheet

	December 31	December 31
	2010	2011
	NIS millions	NIS millions
Current assets	1	150
Current liabilities	5	2
Long-term liability - debentures	267	214

B.	Transactions with related and interested parties executed in the ordinary course of business at regular commercial terms:

	Year ended December 31
	2009	2010	2011
	NIS millions	NIS millions	NIS millions
Income:

Revenues	32	33	26

Expenses:

Cost of revenues	77	74	43
Other	16	8	18

In the ordinary course of business, from time to time, the Group purchases, leases, sells and cooperates in the sale of goods and services or otherwise engages in transactions with entities that are members of the IDB group or other interested or related parties.

The Group has examined said transactions and believes them to be on commercial terms comparable to those that the Group could obtain from/ provide to unaffiliated parties.

C.	Key management personnel compensation (including directors)

In addition to their salaries, the Group also provides non-cash benefits to executive officers (such as a car, medical insurance, etc.), and contributes to a post-employment defined benefit plan on their behalf.

The Group has undertaken to indemnify the Group's directors and officers, as well as certain other employees for certain events listed in the indemnifications letters given to them.  The aggregate amount payable to all directors and officers and other employees who may have been or will be given such indemnification letters is limited to the amounts the Group receives from the Group’s insurance policy plus 30% of the Group’s shareholders’ equity as of December 31, 2001 or NIS 486 million, adjusted for changes in the Israeli CPI.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 33 - Related Parties (cont'd)

Executive officers also participate in the Group’s share option program (see note 20 regarding share-based payments).

Key management personnel compensation is (including directors) comprised of:

	Year ended December 31
	2009	2010	2011
	NIS millions	NIS millions	NIS millions
Short-term employee benefits	5	6	11
Share-based payments	-	-	-

	5	6	11

D.	An agreement with DIC

In October 2006, the Company entered into an agreement with DIC pursuant to which DIC provides the Company with advisory services in the areas of management, finance, business and accountancy in consideration of NIS 2 million per year linked to the Israeli CPI for June 2006. This agreement is for a term of one year and is automatically renewed for one-year terms (however any extension thereof after December 31, 2014 will require the approvals of the parties organs according to the Israeli Companies Law), unless either party provides 60 days prior notice to the contrary.

E.	An agreement with Netvision 013 Barak

In July 2007, the Company entered into an agreement with Netvision 013 Barak (a subsidiary of Netvision, see note 7) pursuant to which Netvision 013 Barak will provide the Company with interconnect and roaming services. In January 2011, the agreement was amended and extended. From January 2011 to August 31, 2011, Netvision 013 Barak provided the Company interconnect and roaming services in the amount of NIS 27 million. The agreement is renewable once a year until the end of 2013.