Form 20-F/A
period 2011-12-31
Cellcom Israel Ltd.
filed 2012-03-14
CIK 1385145

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20–F/A

Amendment No. 1

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to ____________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report …………………………….

Commission file number 001-33271

CELLCOM ISRAEL LTD.
(Exact name of Registrant as specified in its charter
and translation of Registrant’s name into English)

ISRAEL
(Jurisdiction of incorporation or organization)

10 Hagavish Street, Netanya 42140, Israel
(Address of principal executive offices)

Liat Menahemi Stadler, 972-52-9989595 (phone), 972-98607986 (fax), LIATME@cellcom.co.il, 10 Hagavish Street, Netanya 42140, Israel _____________________________________________________________________________________

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

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   [  ]  Yes    [X]  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  [X]  Yes    [  ]  No

Indicate by check mark whether the Registrant (1) has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)

.                       [  ]  Yes    [  ]  No

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

EXPLANATORY NOTE

This Amendment No.1 on Form 20-F/A (the “Amendment”) to our annual report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 07, 2012 (the “2011 Annual Report on Form 20-F”), is being filed solely to correct a technical error regarding the audit report of the Independent Registered Public Accounting Firm, KPMG Somekh Chaikin, contained in our consolidated financial statements on pages F-2 and F-3 within the 2011 Annual Report on Form 20-F.  As such, this Amendment revises Part II, Item 15 "Controls and Procedures" and Part III, Item 18 "Financial Statements", in each case solely to refer to the amended audit report.   Item 19 is amended solely to reflect the exhibits filed with this Amendment.

Except with regard to the Items and exhibits specified above, we have made no changes to our 2011 Annual Report on Form 20-F and the disclosure in the report has not been updated to reflect events that have occurred since March 07, 2012, the date on which we originally filed the report.  Accordingly, other than the Items and exhibits specified above, which are amended hereby, our 2011 Annual Report on Form 20-F continues to speak only as of March 07, 2012.

AMENDMENTS

ITEM 15.         CONTROLS AND PROCEDURES

Item 15 on pages 165 and 166 of the 2011 Annual Report on Form 20-F is hereby deleted and replaced with the following:

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

The effectiveness of management's internal control over financial reporting as of December 31, 2011 has been audited by the Company's independent registered public accounting firm, Somekh Chaikin, a member of KPMG International and their report as of March 6, 2012, herein expresses an unqualified opinion on the Company's internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm have issued an audit report on the effectiveness of our internal control over financial reporting. This report is included in page F-2 of this Amendment.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

 ITEM 18.        FINANCIAL STATEMENTS

Item 18 on page 169 of the 2011 Annual Report on Form 20-F is hereby deleted and replaced with the following:

See pages F-1 through F-72 of this Amendment.

ITEM 19.         EXHIBITS

Exhibit Number	Description
1.1	Updated Articles of Association and Memorandum of Association ††††
2.1	Form of Ordinary Share Certificate†
4.1	Series A Indenture dated December 21, 2005 and an addendum dated February 27, 2006 between Cellcom and Aurora Fidelity Trust Ltd. †
4.1.1	Series A Debentures Trustee Replacement Agreement dated June 11, 2009. †††
4.2	Series B Indenture dated December 21, 2005 and an addendum dated February 27, 2006 between Cellcom and Hermetic Trust (1975) Ltd. †
4.3	Series C Indenture dated September 20, 2007, between Cellcom and Aurora Fidelity Trust Ltd. ††
4.3.1	Series C Debentures Trustee Replacement Agreement dated June 11, 2009. †††
4.4	Series D Indenture dated September 20, 2007, between Cellcom and Hermetic Trust (1975) Ltd. ††
4.5	Series E Indenture dated March 31, 2009, between Cellcom and Hermetic Trust (1975) Ltd. †††
4.6	Shelf Prospectus Indenture dated July 14, 2011, between Cellcom and Hermetic Trust (1975) Ltd. ††††
4.6.1	Shelf Prospectus Indenture dated March 7, 2012, between Cellcom and Strauss Lazar Trust Company (1992) Ltd. ††††
4.6.2.	Amendment and Addendum no. 1 to the Indenture from January 19, 2012, dated March 7, 2012, between Cellcom and Strauss Lazar Trust Company (1992) Ltd.††††
4.7	Amended 2006 Share Incentive Plan††††
4.8	Registration Rights Agreement dated March 15, 2006 among Cellcom, Goldman Sachs International, DIC, DIC Communication and Technology Ltd. and PEC Israel Economic Corporation†
4.9	Amended Non-Exclusive General License for the Provision of Mobile Radio Telephone Services in the Cellular Method dated June 27, 1994††††
4.10	Netvision Ltd. Merger Agreement††††

Exhibit Number	Description
8.1	Subsidiaries of the Registrant††††
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act *
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act *
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act *
15	Consent of Independent Registered Public Accounting Firm *
*	Filed herewith.

†	Incorporated by reference to our registration statement on Form F-1 (registration no. 333-140030) filed with the SEC on January 17, 2007.

††	Incorporated by reference to our annual report on Form 20-F for the year 2007 filed with the SEC on March 18, 2008.

†††	Incorporated by reference to our annual report on Form 20-F for the year 2009 filed with the SEC on March 2, 2010.

††††	Incorporated by reference to our annual report on Form 20-F for the year 2011 filed with the SEC on March 7, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment to the annual report on its behalf.

Cellcom Israel Ltd.
By:	/s/ Nir Sztern
	Name:	Nir Sztern
	Title:	President and Chief Executive Officer

Date: March 14, 2012

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

We have audited the accompanying consolidated statements of financial position of Cellcom Israel Ltd. and subsidiaries (hereinafter – “the Company”) as of December 31, 2011 and 2010 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2011. We also have audited the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Cellcom Israel Ltd.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Cellcom Israel Ltd. acquired Netvision Ltd. during 2011, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011, Netvision Ltd.’s internal control over financial reporting associated with total assets of NIS 886 million and total revenues constituting of NIS 381 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2011. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Netvision Ltd.

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