Form 20-F
period 2012-12-31
Cellcom Israel Ltd.
filed 2013-03-04
CIK 1385145

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ___________

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

As of December 31, 2012, the Registrant had outstanding 99,481,487 Ordinary Shares, par value NIS 0.01 per share.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  [X]  Yes    [  ]  No

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   [  ]  Yes    [X]  No

Indicate by check mark whether the Registrant has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and  has been subject to such filing requirements for the past 90 days.  [X]  Yes    [  ]  No

Indicate by check mark whether the Registrant (1) has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)

.                       [  ]  Yes    [  ]  No

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

Unless we indicate otherwise, U.S. dollar translations of the NIS amounts presented in this annual report are translated for the convenience of the reader using the rate of NIS 3.733 to $1.00, the representative rate of exchange as of December 31, 2012 as published by the Bank of Israel. The translation is for the convenience of the reader only, and it does not represent the fair value of the translated assets and liabilities.

Trademarks

We have proprietary rights to trademarks used in this annual report which are important to our business. We have omitted the “®” and “™” designations for certain trademarks, but nonetheless reserve all rights to them.  Each trademark, trade name or service mark of any other company appearing in this annual report belongs to its respective holder.

Industry and Market Data

This annual report contains information about our market share, market position and industry data.  Unless otherwise indicated, this statistical and other market information is based on statistics prepared by the Ministry of Communications of Israel, the Ministry of Finance of Israel, the Central Bureau of Statistics of Israel, the Bank of Israel, Merrill Lynch, Brandman Research (survey institute), Strategy Analytics, Informa and Meida Shivuki C.I (survey institute). Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed.  We have not independently verified the accuracy of market data and industry forecasts contained in this annual report that were taken or derived from these industry publications.

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

The selected data presented below under the captions “Income Statement Data,” and “Balance Sheet Data” for, and as of the end of, each of the years in the five-year period ended December 31, 2012, are derived from the consolidated financial statements of Cellcom Israel Ltd. and subsidiaries, which financial statements have been audited by Somekh Chaikin, an independent registered public accounting firm and a member firm of KPMG International. The consolidated financial statements as of  December 31, 2011 and 2012, and for each of the years in the three-year period ended December 31, 2012, and the report thereon, are included elsewhere in this annual report. The selected data should be read in conjunction with the consolidated financial statements, the related notes, and the independent registered public accounting firm’s report and the convenience translation of the consolidated financial statements as of and for the year ended December 31, 2012 into U.S. dollars solely for the convenience of the reader.

The figures for the year 2008 have been adjusted to give the retrospective application effect of the change in our accounting policy with respect to subscriber acquisition and retention costs, applied in June 2009, retrospectively from January 1, 2007. See note 2.H to our consolidated financial statements for the year ended December 31, 2009 (included in our annual report on Form 20-F for the year ended December 31, 2009).

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

For your convenience, the following tables also contain U.S. dollar translations of the NIS amounts presented at December 31, 2012, translated using the rate of NIS 3.733 to $1.00, the representative rate of exchange on December 31, 2012 as published by the Bank of Israel.

	Year Ended December 31,
	2008	2009	2010	2011(1)	2012	2012
	(In NIS millions, except per share data)					(In US$ millions)
Income Statement Data:
Revenues	6,417	6,483	6,662	6,506	5,938	1,591
Cost of revenues	3,396	3,333	3,322	3,408	3,463	928
Selling and marketing expenses	701	716	756	990	865	232
General and administrative expenses	659	660	641	685	629	168
Other (income) expenses, net	(29)	6	5	1	(4)	(1)
Operating income	1,690	1,768	1,938	1,422	985	264
Financing expense, net	310	219	230	293	259	70
Income tax	391	367	417	304	195	52
Net income	989	1,182	1,291	825	531	142
Basic earnings per share	10.12	12.01	13.04	8.28	5.34	1.43
Diluted earnings per share	9.96	11.90	12.98	8.28	5.33	1.43
Weighted average ordinary shares used in calculation of basic earnings per share	97,721,339	98,432,757	98,979,544	99,476,671	99,481,487
Weighted average ordinary shares used in calculation of diluted earnings per share	99,279,924	99,306,714	99,480,791	99,511,433	99,609,722
Other Data:
EBITDA(2)	2,482	2,529	2,667	2,167	1,753	470
Capital expenditures	633	663	735	520	537	144
Dividends declared per share	11.23	11.91	13.85	7.88	1.31	0.35
Net cash from operating activities	1,745	2,080	2,380	1,332	1,641	440
Net cash used in investing activities	(528)	(774)	(889)	(1,656)	(708)	(190)
Net cash from (used in) financing activities	(1,853)	(678)	(1,861)	715	(439)	(118)
Cellular Subscribers (in thousands)(3)	3,187	3,292	3,394	3,349	3,199
Churn rate of cellular subscribers(4)	18.9%	19.6%	20.5%	25.1%	31.5%
Cellular ARPU (in NIS)(5)	149	144	144	106	88	23.4
Balance Sheet Data:
Cash	275	903	533	920	1,414	379
Working capital	461	1,254	924	679	1,232	330
Total assets	5,488	6,379	5,996	8,557	8,787	2,354
Total equity	390	374	341	187	500	134

(1)
The consolidated financial results for the year 2011 include the results of Netvision, our wholly owned subsidiary, for the months September through December 2011. We consummated the acquisition of Netvision on August 31, 2011. For further details regarding the Netvision acquisition, see Item 4. A – "Acquisition of Netvision during 2011". For further details regarding the effect of Netvision's financial results on our consolidated financial results, see Item 5. A - "Operating and Financial Review and Prospects".

(2)
EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net; income tax; depreciation and amortization and share based payments.  We present EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our significant debt), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) the age of, and depreciation expenses associated with, fixed assets.  EBITDA should not be considered in isolation or as a substitute for operating income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of our profitability or liquidity.  EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses.  In addition, EBITDA, as presented in this annual report, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

The following is a reconciliation of net income to EBITDA:

	Year Ended December 31,
	2008	2009	2010	2011	2012	2012
	(In NIS millions)					(In US$ millions)

Net income	989	1,182	1,291	825	531	142
Financing expense, net	310	219	230	293	259	70
Other expenses (income), net	(29)	6	5	1	(4)	(1)
Taxes on income	391	367	417	304	195	52
Depreciation and amortization	821	755	724	738	765	205
Share based payments	-	-	-	6	7	2
EBITDA	2,482	2,529	2,667	2,167	1,753	470

(3)
Cellular subscriber data refers to active subscribers.  We use a six-month method of calculating our cellular subscriber base, which means that we deduct subscribers from our subscriber base after six months of no revenue generation and activity on our network by or in relation to both the post-paid and pre-paid subscriber. The six-month method is, to the best of our knowledge, consistent with the methodology used by other cellular providers in Israel. During the fourth quarter of 2011, we removed approximately 52,000 subscribers from our subscribers base, which included subscribers using our TDMA network who had not requested a transfer to our other networks following the shutdown of our TDMA network as of December 31, 2011, and subscribers who ceased using our services following a change to our policy which previously allowed subscribers to change from post to prepaid subscription as a result of the reduction of Early Termination Fees in the cellular market in early 2011. These changes affected other key performance indicators. We have not restated prior subscriber data to conform with these changes. In the fourth quarter of 2012 we added a revenue generation criterion of at least NIS 1 of accumulated revenues over the six months period, for M2M (machine to machine) subscribers, which means that any M2M subscriber generating less than NIS 1 of accumulated revenues will not be counted as a subscriber. The addition of the NIS 1 generation criterion resulted in the removal of approximately 138,000 M2M subscribers from our subscriber base in the fourth quarter of  2012. We have not restated prior subscriber data to conform with this change. This change had an immaterial effect on our MOU and ARPU for 2012.

(4)
Churn rate is defined as the total number of voluntary and involuntary permanent deactivations of cellular subscribers in a given period expressed as a percentage of the number of cellular subscribers at the beginning of the period.  Involuntary permanent deactivations relate to cellular subscribers who have failed to pay their arrears for the period of six consecutive months.  Voluntary permanent deactivations relate to cellular subscribers who terminated their use of our cellular services. Churn rate data is excluding the above mentioned removal of subscribers.

(5)
Average monthly revenue per cellular subscriber (ARPU) is calculated by dividing revenues from cellular services for the period by the average number of cellular subscribers during the period and by dividing the result by the number of months in the period.  Revenues from inbound roaming services and hosting services are included even though the number of cellular subscribers in the equation does not include the users of those roaming and hosting services.  Inbound roaming services and hosting services are included because ARPU is meant to capture all service revenues generated by a cellular network.  Revenues from sales of extended warranties are included because they represent recurring revenues generated by cellular subscribers, but revenues from sales of handsets (which for purposes of this report may include other types of cellular end user equipment, such as tablets), repair services and other  services are not.  We and industry analysts treat ARPU as a key performance indicator of a cellular operator because it is the closest meaningful measure of the contribution to service revenues made by an average subscriber.

We have set out below the calculation of cellular ARPU for each of the periods presented:

	Year Ended December 31,
	2008	2009	2010	2011	2012	2012
	(In NIS millions, except number of subscribers and months)					(In US$ millions)
Revenues	6,417	6,483	6,662	6,506	5,938	1,591
less revenues from equipment sales	745	751	802	1,747	1,356	363
less other revenues*	135	162	124	484	1,125	302
Revenues used in cellular ARPU calculation	5,537	5,570	5,736	4,275	3,457	926
Average number of cellular subscribers	3,105,022	3,215,492	3,322,891	3,361,803	3,291,843	3,291,843
Months during period	12	12	12	12	12	12
Cellular ARPU (in NIS, per month)	149	144	144	106	88	23
*      Other revenues include revenues from other communications services such as ISP, transmission services and local and international landline services and repair services.

Exchange Rate Information

The following table shows, for each of the months indicated, the high and low exchange rates between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:

Month	High (NIS)	Low (NIS)
September 2012	4.029	3.887
October 2012	3.895	3.792
November 2012	3.952	3.810
December 2012	3.835	3.726
January 2013	3.791	3.714
February 2013	3.733	3.663

On March 1, 2013 the daily representative rate of exchange between the NIS and U.S. dollar as published by the Bank of Israel was NIS 3.723 to $1.00.

The following table shows, for periods indicated, the average exchange rate between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar, calculated based on the average of the representative rates of exchange on the last day of each month during the relevant period as published by the Bank of Israel:

Year	Average (NIS)

2008	3.568
2009	3.927
2010	3.732
2011	3.582
2012	3.844
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

Risks Related to our Business

We operate in a heavily regulated industry, which can harm our results of operations. In recent years, regulation in Israel has materially adversely affected our results.

A substantial part of our operations is subject to the Israeli Communications Law, 1982, the Israeli Wireless Telegraph Ordinance (New Version), 1972, the regulations promulgated thereunder and the licenses for the provision of different telecommunications services that we received from the Ministry of Communications in accordance with the Communications Law.  The interpretation and implementation of the Communications Law, Wireless Telegraph Ordinance and regulations and the provisions of our general licenses, as well as our other licenses, are not certain and disagreements have arisen and may arise in the future between the Ministry of Communications and us. The Communications Law and regulations thereunder grant the Ministry of Communications extensive regulatory and supervisory authority with regard to our activities, as well as the authority to impose substantial sanctions in the event of a breach of our licenses or the applicable laws and regulations. In August 2012, the Communications Law was amended so as to set gradually increasing financial sanctions on communication operators, for breach of their licenses, the amount of which will be calculated as a percentage of the operator's income and based on the gravity of the breach. This amendment is expected to substantially increase the Ministry of Communications' usage of such sanctions. Substantial sanctions would negatively affect our results of operations and reputation.  Further, in the event that we materially violate the terms of our licenses, the Ministry of Communications has the authority to revoke them.

Our operations are subject to the regulatory and supervisory authority of other Israeli regulators which also includes the authority to impose criminal and administrative sanctions against us including, among others, the Ministry of Environmental Protection;  the Anti Trust Commissionaire; the Ministry of Justice and the Law, Information and Technology Authority at the Ministry of Justice - in charge of issues such as data bases and privacy protection; the Ministry of Industry and Commerce (including the Fair Trade Authority) in charge of labor and consumer protection. We have witnessed increased activity by some of these regulators in recent years and expect this trend to continue. Substantial sanctions or criminal charges by any of these regulators would negatively affect our results of operations and our reputation. Increased supervision and regulation of our activities could limit our freedom to conduct our business and harm our results of operations.

Our general cellular license is valid until February 2022. It may be extended for additional six-year periods upon our request to the Ministry of Communications and confirmation from the Ministry of Communications that we have complied with the provisions of our license and the applicable law, have continuously invested in the improvement of our service and network and have demonstrated the ability to do so in the future. Netvision's Internet Service Provider, or ISP, license and International Long Distance, or ILD, license, are valid until April 2017 and May 2025, respectively and may be extended for additional five and ten year periods, respectively, on terms similar to those provided in our cellular license. Our other licenses are also limited in time. Our licenses may not be extended when necessary, or, if extended, the extensions may be granted on terms that are not favorable to us. In addition, the Ministry of Communications has modified and may modify our licenses without our consent and in a manner that could limit our freedom to conduct our business and harm our results of operations. Possible changes to our licenses and legislation which would require us to change our pricing plans and information systems frequently or on a timetable we cannot meet, can increase the risk of noncompliance with our licenses or violation of such legislation and our exposure to lawsuits and regulatory sanctions.

Further, our business and results of operations could be materially and adversely affected by new legislation and decisions by our regulators that:

·
reduce tariffs, or otherwise intervene in the pricing policies for our products and services, including by: intervening in pricing of bundles of services, roaming services, or prohibiting subscription fees for certain services. In 2011, interconnect tariffs were reduced, and early termination fees in plans which include a commitment to a predefined period, or Early Termination Fees, in cellular pricing plans were reduced to a negligible amount (subsequently annulled as of November 2011), have had an ongoing material adverse effect on our results of operations. In 2013, the amendment to the Communications Law prohibiting cellular operators from linking a cellular services transaction and handset purchase transaction, including by way of offering airtime rebates or refunds for the handsets, have come into effect, which is expected to adversely affect our end-user equipment revenues and our results of operations. Additional rules could further impact us. See "Item 4. Information on the Company – B. Business Overview – Government Regulations – Tariff Supervision" and "Item 4. Information on The Company – B. Business Overview – Netvision" for additional details;

·
set unfavorable national roaming tariffs or Mobile Virtual Network Operator, or MVNO, hosting tariffs or tariffs that are lower than the tariffs that we would otherwise be willing to offer. According to the Communications Law, the MOC is required to set the national roaming tariffs until February 1, 2012, however, to date, no such tariffs were set yet. See "Item 4. Information on the Company – B. Business Overview - Government Regulations - Additional UMTS Operators";

·
award new competitors certain benefits and leniencies not available to existing cellular operators, including through requiring us to allow usage of our network by such competitors and on unfavorable terms to us ; limit our ability to compete, including by limiting our ability to develop our network and by preferring new and/or small competitors in the allocation of frequencies, including those designated to the 4G of cellular services. The entry of additional competitors, specifically the launch of two new UMTS operators (using national roaming) in May 2012, had a material adverse effect on our results of operations and is expected to continue to adversely affect our results of operations in the future.  See "Item 4. Information on the Company – B. Business Overview" under "Competition" and under "Government Regulations – Mobile Virtual Network Operator" and "- Additional UMTS Operators" for additional details;

·	impose new safety or health-related requirements;

·	impose additional restrictions or requirements with respect to the construction and operation of cell sites or the network, including in relation to the deployment of a 4G network and site sharing;

·
impose restrictions on the provision of services or products we currently provide or regulate or otherwise intervene with the terms under which we advertise and market them and provide them to our subscribers, including in respect of existing agreements. In January 2013, the Ministry of Communications published a hearing proposing restrictions on the provision of roaming services, including default blockage of the data roaming service to be opened only upon the customer's request and automatic blockage of all roaming services to be reopened again upon such request each time the customer reaches a certain usage threshold. The hearing further proposed applying certain notification procedures;

·	limit or otherwise intervene with the services or products that we may sell;

·	set higher service standards;

·
impose the laws and regulations applicable to charge cards on the clearing services we provide to third party providers, including liability for misuse and liability imposed on internet online and telephonic transactions. The Israeli Attorney General has opined before two separate tribunals (which have not yet ruled on the matter) that such legislation applies to the clearing services we provide to our third party providers;

·
impose a stricter policy with respect to privacy protection, such as with regard to data protection, collection, amelioration or usage of data for marketing activities. An initial proposal of the Information and Technology Authority regarding cellular operators received in March 2012, proposes imposing strict limitations on such collection and usage, including the requirement to receive a positive consent of the customer to do so (other than with regards to basic data). Further, the Israeli Attorney General filed a request to apply such stricter policy on us with the Israeli court of uniform contracts; or

·
impose structural or operational separation between our and Netvision's operations (partial or full) or between the different services within each company or otherwise limit our ability to offer bundles of services.  See "Item 4. Information on the Company – B. Business Overview - Government Regulations – Long Distance Services; or set unfavorable regulation regarding the landline wholesale market - see "Item 4. Information on The Company – B. Business Overview – Competition" and "Long Distance Services".

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

We have experienced difficulties in obtaining some of these consents and permits, particularly in obtaining building permits for cell sites from local planning and building authorities. As of December 31, 2012, we operated a small portion of our cell sites without building permits or applicable exemptions. Although we are in the process of seeking to obtain building permits or to modify our cell sites in order to satisfy applicable exemptions, we may not be able to obtain all the necessary permits or make the necessary modifications.

Approximately 30.8% of our cell sites operate without building permits in reliance on an exemption from the requirement to obtain a building permit, mainly for radio access devices. Our reliance on the exemption for radio access devices had been challenged and is currently awaiting ruling by the Israeli Supreme Court. Under an interim order issued by the Supreme Court in September 2010, we are unable to further construct radio access devices in cellular networks in reliance on the exemption, until regulations limiting our reliance on the exemption are enacted or a different decision by the court is made. A further decision of the Supreme Court in February 2011, states that the order will not apply to the replacement of existing radio access devices under certain conditions. In September 2011, the interim order was relaxed to allow two new UMTS operators, Hot Mobile Ltd. (previously Mirs Communications Ltd. or Mirs), or Hot Mobile, and Golan Telecom Ltd., or Golan, to construct radio access devices in reliance on the exemption until July 31, 2012 and was thereafter extended several times until September 30, 2013. Our application to relax the interim order against us was denied.

Additionally, in November 2008, the District Court of Central Region, in its capacity as court of appeals, ruled that the exemption does not apply to radio access devices, if the rooftop, on which those devices are located, is at the same level as a residence or other building that is regularly frequented by people.

Following the Attorney General's conclusion that the application of the exemption does not balance properly the different interests involved and therefore cannot continue unchanged, the Israeli Minister of Interior Affairs submitted draft regulations for approval by the Economy Committee of the Israeli Parliament in March 2010. The draft regulations include significant limitations on the ability to construct radio access devices based on the exemption, which will render the construction of radio access devices based on the exemption practically impossible.

Other appeals relating to the exemption, including as to the requirement to obtain an extraordinary usage permit and other similar challenges, as well as other claims asserting that those cell sites and other facilities do not meet other legal requirements continue, are still under consideration in the courts.

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

Operation of a cell site or other facility without a building permit or not in accordance with the permit or other legal requirements may result in the issuance of a demolition order for the cell site or other facility or the bringing of criminal charges against us and our officers and directors. Certain of our cell sites have been subject to demolition orders. In addition, criminal charges have been brought against us and our officers and directors in connection with cell sites that were alleged to have been constructed or used without the required permits or not in accordance with the permits granted. As of December 31, 2012, 10 criminal and administrative proceedings are outstanding; a demolition order has been granted with respect to four cell sites while the remaining six proceedings are pending further litigation.

Pursuant to the Israeli Non-Ionizing Radiation Law, 2006, the granting or renewal of an operating permit by the Commissioner of Environmental Radiation at the Ministry of Environmental Protection of Israel, or Commissioner,  for a cell site or other facility is subject to the receipt of a building permit or the facility being exempt from the requirement to obtain a building permit. Should we fail to obtain building permits for our cell sites or other facilities, including in the event that our reliance upon an exemption from the requirement to obtain building permits for these cell sites and other facilities is found invalid, the Commissioner will not grant or renew our operating permits for those cell sites and other facilities. Since October 2007, the Commissioner took the position that he will not grant or renew operating permits to radio access devices, where the local planning and building committee’s engineer objected to our reliance upon the said exemption for radio access devices.

For reasons not related to radiation hazards, but due to building and planning issues we have received partial environmental permits for single cell sites. Operating a cell site or a facility without an operating permit could subject us and our officers and directors to criminal, administrative and civil liability.

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

Certain proposed amendments to the Non-Ionizing Radiation Law and Regulations which have passed the preliminary stages of enactment, propose setting additional restrictions in relation to the operation of cell sites and other facilities, such as setting larger distance requirements between cell sites locations and residences or certain institutions. If such changes are subsequently adopted, they will, among other things, limit our ability to construct new cell sites (and if applied to existing cell sites, they will also limit our ability to renew operating permits for many of our existing cell sites), adversely affect our existing networks and networks build out, specifically in urban areas, and could adversely affect our results of operations. See “Item 4. Information on the Company – B.  Business Overview - Government Regulations— Permits for Cell Site Construction" for an additional amendment proposing to cancel the requirement to obtain the Minister of Communications' approval to the Non-Ionizing Radiation Regulations, where such regulations may have a substantial and direct effect on the monetary burden imposed on the communications market.

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

Several local planning and building authorities are claiming that Israeli cellular operators may not receive building permits, in reliance on the current Plan, for cell sites operating in frequencies not specifically detailed in the frequencies charts attached to the Plan. In a number of cases, these authorities have refused to provide a building permit for such new cell sites, arguing that the Plan does not apply to such cell sites and that building permits for such cell sites should be sought through other processes (which are longer and cumbersome), such as an application for extraordinary usage or under existing local specific zoning plans. Since June 2002, following the approval of the Plan, building permits for our cell sites (where required) have been issued in reliance on the Plan. The current proposed draft amendment to the Plan covers all new cell sites requiring a building permit, independently of the frequencies in which they operate. Most of our cell sites and many cell sites operated by other operators also operate in frequencies not specifically detailed in the Plan.

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

In January 2006, the law was amended to require an applicant, as a precondition to obtaining a cell site construction permit from a planning and building committee, to provide a letter to the committee indemnifying it for possible depreciation claims.  As of December 31, 2012, we have provided approximately 349 indemnification letters to local planning and building committees. Calls upon our indemnification letters may have a material adverse effect on our financial condition and results of operations. We may also decide to demolish or relocate existing cell sites to less favorable locations and to construct new cell sites in alternative, less suitable locations or not at all, due to the obligation to provide indemnification.  As a result, our existing service may be impaired or the expansion of our network coverage could be limited.

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

Handsets, accessories and various types of cell sites are known to be sources of non-ionizing radiation emissions and are the subject of a public debate and growing concern in Israel. While, to the best of our knowledge, the handsets that we market comply with the applicable legislation that relate to acceptable “specific absorption rate,” or SAR, levels, we rely on the SAR levels published by the manufacturers of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers’ approvals refer to a prototype handset, we have no information as to the actual level of SAR of the handsets throughout the lifecycle of the handsets, including in the case of handset repair. See also “Item 4. Information on the Company – B. Business Overview - Government Regulations - Handsets”. In July 2008, the Israeli Ministry of Health published recommendations to take precautionary measures when using cellular handsets, which has increased the concerns of the Israeli public. In May 2011, the International Agency for Research on Cancer, an agency of the World Health Organization, or WHO, issued a press release classifying radiofrequency electromagnetic fields as possibly carcinogenic to humans (Group 2B), based on an increased risk for glioma, a malignant type of brain cancer, associated with wireless phone use. In June 2011, the WHO publication noted that to date, no adverse health effects have been established as being caused by mobile phone use and while an increased risk of brain tumors is not established, the increasing use of mobile phones and the lack of data for mobile phone use over time periods longer than 15 years warrant further research of mobile phone use and brain cancer risk, particularly given recent popular use by younger people with potentially longer periods of exposure. Several bills, aimed at increasing awareness of the possible risks of cellular phones usage, reducing usage thereof and introducing precautionary measures are awaiting deliberation by the Israeli Parliament. In January 2013, the Ministry of Science and Technology and the Ministry of Environmental Protection announced the establishment of a non-ionizing radiation  information center that will provide information to the public, issue warnings and guidelines for reducing exposure to risks in general and specifically in regards to sensitive populations and perform and coordinate research in that regard. In March 2013, Partner has reportedly agreed to pay NIS 400 thousand to a customer claiming his cancer was caused by cellular phone usage (while disclaiming any responsibility).

Health concerns regarding cell sites have already caused us difficulties in obtaining permits for cell site construction and obtaining or renewing leases for cell sites and even resulted in unlawful sabotage of a small number of cell sites and have further prompted proposed legislation aimed at increasing the minimum distance permitted between cell sites and certain institutions. See "We may not be able to obtain permits to construct and operate cell sites" above for additional details. In July 2009, the Ministries of Interior Affairs and Environmental Protection adopted a position (as part of the recommendations made by an inter-ministry committee established to examine the appropriateness of future application of the exemption from obtaining building permits for radio access devices) that, with respect to radiation safety, cell sites constructed pursuant to a building permit are preferable to radio access devices and that utilizing a cellular network to provide advanced services which can be provided through a landline network,  is unjustified in light of the preventive care principle set forth in the Israeli Non-Ionizing Radiation Law. Further, in May 2012, the positions of the Ministries of Communications, Health and Environmental Protection in relation to the various aspects of the provision of 4G services in Israel were published, in response to a petition to hold a public debate regarding 4G service in Israel and prevent 4G spectrum allocation until such debate is held. The Ministries held the position that 4G services would involve some increase in the level of non-ionizing radiation the public will be exposed to, and that in order to minimize such increase 4G deployment should be based on current cell sites, additional outdoor and indoor small cell sites, and whenever possible, should use wireline infrastructure so that data traffic shall be carried mostly through wirelines and not cellular infrastructure. The adoption of the inter-ministry team's recommendations, regarding cell site sharing (see "We may not be able to obtain permits to construct and operate cell sites" above for additional details), is a precondition for the deployment of 4G infrastructure. The Ministry of Health further opined that in light of the preventive precaution principle and in order to reduce as much as possible the alleged health risks, 4G usages should be predefined and additional usage, where a landline alternative is available, should be conditioned on further discussion.

If health concerns regarding non-ionizing radiation increase further, or if adverse findings in studies of non-ionizing radiation are published or if non-ionizing radiation levels are found to be higher than the standards set for handsets and cell sites, we may be subject to health-related claims for substantial sums; consumers may be discouraged from using cellular handsets and regulators may impose additional restrictions on the construction and operation of cell sites or handset usage. As a result, we may experience increased difficulty in constructing and operating cell sites and obtaining leases for new cell site locations or renewing leases for existing locations (although so far, in total we have experienced renewal problems with approximately 7% of our cell site leases each year); we may be exposed to property depreciation claims; and we may lose revenues due to decreasing usage of our services; we may be subject to increased regulatory costs. We have not obtained insurance for these potential claims. See note 29 to our consolidated financial report for 2012, included elsewhere in this annual  report for additional details on two purported class actions filed against us in that respect (after a third one was dismissed without prejudice). An additional purported class action which was filed against us for not obtaining such insurance was subsequently dismissed without prejudice. An adverse outcome or settlement of any health-related litigation against us or any other provider of cellular services (such as the abovementioned reported payment Partner agreed to pay) could have a material adverse effect on our results of operations, financial condition or prospects.

We face intense competition in all aspects of our business

The Israeli cellular telephone market is highly competitive. We compete for subscribers with four other mobile network operators, or MNOs, and three MVNO operators. While we enjoy the largest subscriber market share, estimated to be 31.9% as of December 31, 2012, two of our competitors, Partner and Pelephone, enjoy estimated market shares of 29.5% and 28% respectively, with Hot Mobile estimated to have a market share of 7.6%, Golan estimated to have a market share of 1.8% and the MVNO operators together, with an estimated market share of approximately 1.2%. The current competitive pressure in the Israeli cellular market results primarily from the entry into the market of additional competitors, specifically the launch of two new UMTS operators in May 2012 - Hot Mobile and Golan, using national roaming on Pelephone's and our networks (respectively) and aiming to win market share by introducing packages which included unlimited usage of certain services, or Unlimited Packages, at significantly lower tariffs than market level at that time. Given the highly penetrated state of the market, this has further increased the already intense competition characterizing the Israeli cellular market before their entry substantially accelerated price erosion, materially increased churn rate, increased subscriber acquisition and retention costs due to materially increased gross recruitment of subscribers and led to a material decrease in revenues and profitability for us and other MNOs.  Previous regulatory and other changes, which contributed to the intensified competition and increased price erosion during 2011, include the reduction of Early Termination Fees in February 2011 and the formation of communications groups. The intensified competition led to the offering of bundles of services and Unlimited Packages, at lower average revenue per minute, or ARPU, by all competitors. In addition, regulatory changes leading to the entry of additional competitors to the handset market, increased competition in that market significantly and resulted in a decrease in the sale of handsets by us. See also “Item 4. Information on the Company - B. Business Overview" under “The Telecommunications Industry in Israel”, under "Competition" and under "Government Regulations – Mobile Virtual Network Operator" and "Additional UMTS Operators". Should these trends continue to characterize the communications market they shall continue to affect the level of competition and our results of operations. Moreover, should any of them intensify or should any of the following developments materialize in our market, the level of competition may increase even further and may result in a further increase in the churn rate, loss of market share, increased subscriber acquisition and retention costs, further price erosion and ultimately reduced profitability for us:

·
tariffs decreasing even further. The launch of Hot Mobile and Golan's UMTS operation in May 2012, without having to first invest in building their own network and with prices significantly lower than market level at that time, aiming to win market share in the private sector as quickly as possible (as their commitment to pay the license fee which amounts to approximately NIS 705 and 360 million, respectively, shall be reduced to an immaterial amount, and the bank guarantee guarantying their commitment will be returned to them,  if they each gain a 7% market share in the private sector within 5 years), caused a substantial decrease of prices made by all competitors, including us. As a result and in an attempt to increase customers acquisition rate and gain market share, Golan and Hot Mobile have offered even lower tariffs and free of charge Unlimited Packages for a limited period of time (up to four months), which were matched by other operators in the fourth quarter of 2012 and the beginning of 2013. This has led to a materially increased churn rate, price erosion (including due to a substantial transfer of prepaid customers to postpaid pricing plans) and loss of revenues and profitability to us. If tariffs continue to decrease or if services continue to be offered free of charge, those consequences could continue and result in further loss of market share and loss of revenues and profitability. See "Item 4. Information on The Company –B. Business Overview – Competition" for additional details.

·
annulment or further relaxation of  the structural separation imposed on each of the Bezeq and Hot groups (Bezeq being the incumbent landline operator and Hot the incumbent multichannel television provider, both monopolies in their incumbent market and the only groups owning full landline infrastructure in Israel and offering internet infrastructure services to ISP operators, as well as to end-users), more so if not coupled with an effective wholesale landline market, as it will provide these groups a competitive advantage in the sale of bundles of services, including cellular services, and allow them to make more competitive offers than the ones we will be able to make, for example, by cross subsidizing with other services in which they have the capacity to monopolize the market, which may result in a loss of market share by us in the different communications markets in which we operate, including the cellular market. The formation of communications groups in Israel with the regulatory changes already relaxing the structural separation imposed on each of the Bezeq and Hot groups allowed each of the groups to offer a bundle of services. With the competitive focus shifting from individual services to services to  families, our dependence on the formation of an effective landline wholesale market, to allow us to include television and internet infrastructure in our offer and be competitive, has been accentuated. A policy paper in relation to the wholesale market of landline services in Israel,  published by the Minister of Communications in May 2012,  called for the annulment of certain structural limitations currently imposed on the Bezeq and Hot groups (and the consideration of annulling or relaxing others) after an agreement regarding a landline wholesale market is executed between Bezeq or Hot and another operator which has a significant market share, as well as  the replacement of Bezeq's regulated fixed tariffs with maximum tariffs. We are negotiating the terms of such wholesale agreement with Bezeq. Partner has already reached some understandings with Bezeq and in February 2013, Xfone Communications, an ILD operator that does not have a significant market share, announced entering a wholesale agreement with Bezeq. Bezeq currently offers a bundle of services, including cellular services, under certain limitations. The bundle of services currently offered by Hot does not include cellular services (other than a bundle of cellular services with ISP services recently offered by its subsidiaries Hot Mobile and Hot-Net) although the Ministry of Communications has already allowed Hot and Hot Mobile to sell and market each other's services and exchange information in 2011 and was considering to annul the structural limitations between them, regardless of the wholesale market agreement. The annulment of structural limitations will allow Bezeq and Hot to offer bundles of services, including cellular services, without limitation and may allow them to take advantage of their nationwide presence to market and sell attractive offers. Bundle offerings have accelerated and are expected to accelerate price erosion in each of the services included. With each of the groups having an interest not to erode the prices of its core business, but rather that of its competitors, such erosion is especially expected in those services which are not the core services of the Bezeq and Hot groups. See "Item 4. Information on The Company –B. Business Overview – The Communications Market in Israel - Communications Groups – Structural Separation", "Competition", "Nevision - ISP Business - Competition" and "Nevision - Telephony Business – Competition" for additional details.

·
continued transfer of subscribers to Unlimited Packages with lower ARPU, as it increases price erosion and reduces revenues and profitability for us as well as encourages significantly increased usage of the services included therein. Increased data traffic on our network requires us to make substantial investments in the upgrade of our networks to sustain the demand. See also "We may be adversely affected by the significant technological and other changes in the cellular communications industry" below.

·
continued increased competition in the handsets market. Regulatory changes encouraging the entry of additional players to this market, coupled with the prohibition on any linkage between a cellular services transaction and handsets purchase transaction, resulted in increased competition and substantially reduced handset sales for us. Additional prohibition on such linkage, forbidding the offering of airtime rebates or refunds for the handsets, as of

January 1, 2013, reduces further our contact points and therefore sale opportunities with our customers as well as reduces their connection to us. This, together with the increased handset purchases elsewhere, may result not only in decreased handset sales, revenues and profitability to us, but may also increase churn and adversely affect our cellular services results of operations. See "Item 4. Information on The Company –B. Business Overview – Competition" for additional details.

·
increased usage of competing technologies, applications and services, allowing usage of our network with or without an operator, such as VoC or voice over IP, or VoIP or other technologies, such as WiFi, more so following the increased usage of smart phones, tablets and laptops. Under an amendment to the Communications Law enacted in December 2010, any limitation or blocking of internet based services or applications is forbidden, including by differentiating pricing.

·
Pursuant to the Israeli Restrictive Trade Practices Law, 1988, if the Anti Trust Commissionaire decides that the Israeli cellular market is oligopolistic,  the Director General will have the authority to give instructions to all or some of the participants in our market, in order, among others, to maintain or increase the competition level among the participants, including the authority to issue orders to remove or to ease entry or transfer barriers, to cease a participant's activity, or otherwise regulate the activities of the market.

We are facing substantial organizational and personnel changes

In light of the dramatic changes in our market during 2012 (see "-We face intense competition in all aspects of our business" above and "Item 4. Information on the Company - B. Business Overview –Competition", for additional details) which led to a decrease in our net income, operating profit and EBITDA by 35.6%, 30.7% and 19.1%, respectively, in comparison to 2011, we have made substantial changes in order to adjust our group's operations to the changing market conditions and mitigate the adverse effects. The changes implemented included aggressive reduction of head count, reduction and integration of units, adjustment of procedures, reduction of expenses and investments (see "Item 4. Information on the Company – A. History and Development of the Company – 2012: a year of radical adverse changes", for additional details).  Additional substantial organizational and personnel changes are required in order for us to continue our efforts to mitigate the progressing adverse effects of the changing market conditions. Although to date, those measures did not have a negative effect on our operations, such major changes carry risks and may result in loss of the group's and specifically management's focus, loss of knowledge, dissatisfaction of our employees, and an adverse impact on our services and customer service quality, all of which may lead to damage to our reputation, increased churn by our customers and loss of market share, loss of revenues and reduced profitability for us.

We could be subject to legal claims due to the inability of our information systems to fully support our pricing plans.

In order to attract and retain the maximum number of subscribers in our highly competitive market, we design specific pricing plans to suit the various preferences of our types of subscribers such as individuals, families or businesses. We require sophisticated information systems to accurately record subscriber usage pursuant to the particular terms of each subscriber’s plan as well as accurate database management and operation of a very large number of pricing plans.  From time to time, we have detected some discrepancies between certain pricing plans and the information processed by our internal information systems, such as applying an incorrect rebate or applying an incorrect tariff to a service resulting in a higher charge. We have invested substantial resources to refine and improve our information and control systems and ensure that our new pricing plans are appropriately processed by our information systems; we have also taken steps to remedy the identified discrepancies and have established reserves where the discrepancies are quantifiable. Despite our substantial investments, we may experience discrepancies in the future due to the multiplicity of our plans, the frequent changes to our licenses and relevant legislation governing our pricing plans and the scope of the processing tasks. Following our merger with Netvision and the offering of bundles of services of both companies, billing our customers involves information systems of both companies and increases the possibility of errors. Further, while we invest substantial efforts in monitoring our employees and third-party distributors and dealers that market our services, it is possible that some of our employees, distributors or dealers may offer terms and make (or fail to make) representations to existing and prospective subscribers that do not fully conform to applicable law, our licenses or the terms of our pricing plans. As a result of these discrepancies, we may be subject to subscribers’ claims, including class action claims, and substantial sanctions for breach of our licenses or the applicable laws and regulations that may materially adversely affect our results of operations. Further, frequent and multiple changes to our general license and relevant legislation require ongoing changes to our operations, pricing plans and supporting information systems. Such changes increase the risk that our employees, distributors and dealers and our information systems will not fully support such changes. As of January 1, 2013, each discrepancy from the customer's pricing plan, remedied after the customer complained, shall award the customer with predefined damages in an insignificant amount, but may aggregate to substantial amounts if paid to numerous customers on multiple occasions.

We are exposed to, and currently are engaged in, a variety of legal proceedings, including class action lawsuits.

We provide services to millions of subscribers on a daily basis. As a result of the scope and magnitude of our operations we are subject to the risk of a large number of lawsuits, including class action suits by consumers and consumer organizations, with respect to billing and other practices, such as customer care practices, marketing, including mass media marketing as well as sending commercial messages to customers, data collection and usage practices, offering practices of products and services, including third parties' products and services. These actions are costly to defend and could result in significant judgments against us. Recent years were characterized by a substantial increase in the number of requests for certification of class actions filed and approved in Israel. In December 2011, a class action was decided against us (we appealed the decision to the Supreme Court in January 2012 and the execution of the judgment was stayed until the appeal is decided). The number of purported class actions filed against us in the last three years amounts to over 50% of all purported class actions filed against us since our inception, thereby increasing our legal exposure and our legal costs in defending against such suits, which as a result may materially and adversely affect our financial results. This trend is expected to continue, encouraged also by amendments to the Consumer Protection Law, stricter policy by regulators, amendments to the Communications Law such as regulating "spam" as well as the growing tendency of adopting comprehensive and burdensome regulation for the telecommunications market. Currently, we are engaged in dozens of purported class action suits as a defendant, many of which are for substantial amounts.  Should these requests to certify lawsuits against us as class actions are approved and succeed, this may have a material adverse affect on our financial results. For a summary of certain material legal proceedings against us, see “Item 8 – Financial Information - A. Consolidated Statements and Other Financial Information –Legal Proceedings”.

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

Our operations are dependent on complex technology and information systems.

Our operations are dependent on a number of complex technological systems. The offering of bundles of services by us and Netvision, following our merger, increased the number of complex technological systems involved in providing service to our customers. The occurrence of malfunctions in such complex and ever changing and expanding systems is inevitable. A malfunction in any of our systems which severely impacts our ability to provide products and services to our customers, may result in loss of revenues to us, may adversely impact our brand perception and expose us to legal claims, all of which may adversely affect our results of operations. In December 2010 we suffered a major network malfunction, following which we decided to grant our subscribers a substantial refund and were also sued for substantial amounts of purported damages. For additional details regarding the lawsuits filed against us in that regard see note 29 to our consolidated financial report for 2012 included elsewhere in this annual report.

Our operations are dependant on various information systems. The unauthorized entry to or disruption of operation of these information systems, including due to cyber attacks, may result in damage to us and our customers. Such damages could include our inability to provide certain services without disruptions, if at all, our inability to bill for services rendered or loss of data to us and our customers, all of which may expose us to legal claims and liabilities.

There are certain restrictions in our licenses relating to the ownership of our shares.

Our cellular license restricts ownership of our ordinary shares and who can serve as our directors as follows:

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

Although our articles of association contain certain provisions that are aimed at reducing the risk that holdings or transfers of our ordinary shares will contravene our license,

we cannot entirely control these and other matters required by our license, the violation of which could be a basis for suspending or revoking our license. Our other licenses and Netvision's licenses contain similar restrictions, with the Ministry of Communications' approval required for the transfer of shares representing 5% or more of our  (or Netvision, as the case may be) outstanding share capital. See also “Item 4. Information on the Company – B. Business Overview – Government Regulations ― Our Principal License” and “Other Licenses” and "Item 4. Information on The Company – B. Business Overview – Netvision".

We may be adversely affected by the significant technological and other changes in the cellular communications industry.

The telecommunications market is known for rapid and significant technological changes and requires ongoing investments in advanced technologies in order to remain competitive. In recent years we have witnessed a growing demand for Internet, content and data through advanced third generation cellular phones, smartphones, modems, tablets and other devices using cellular data that resulted in a rapid growth of data traffic on cellular networks and required cellular operators to upgrade their networks to accord such demand. Transfer of subscribers to Unlimited Packages of services, MVNO hosting services and national roaming on our network, have contributed to the substantially growing demand for data traffic on our network, as well as to voice and text messages.  We estimate that data traffic will grow even faster in the future and some operators have taken steps aimed at reducing data usage by their subscribers, including by transferring traffic to free alternative networks. To answer the growing demand for cellular data traffic, we would be required, among others, to continue our investment in upgrading both our cellular and our transmission network as well as invest in advanced technologies such as 4G cellular technologies (Long Term Evolution, or LTE), which will allow larger capacity and higher data speed rates. Although we are constantly upgrading our networks and have been building our LTE readiness, should we decide to build an LTE network, it would require additional substantial investments and the allocation of frequencies for an LTE network. Such allocation to us is not guaranteed, when required or at all (including in light of prior preference given by the Ministry of Communications to new and small competitors in the allocation of additional UMTS frequencies at the September 2010 tender and the limited amount of available frequencies as well as the uncertainties relating to the government's position with respect to the provision of 4G services in Israel), and there is no certainty as to the cost of frequencies, if and when allocated to us. Inability to receive additional frequencies in a timely manner to meet our needs or at all and specifically if LTE frequencies are allocated to our competitors and not to us or allocated to us under less favorable terms than to our competitors could impair our ability to compete and may require us to cease offering certain products and/or services we currently offer and/or change their terms and conditions and/or make substantial unplanned investments, which may have an adverse effect on our results of operations.

If we cannot obtain or maintain favorable roaming arrangements, our services may be less attractive or less profitable.

We rely on agreements to provide roaming capabilities to our subscribers in many areas outside Israel. As of December 31, 2012, we had roaming arrangements with 545 cellular providers in 179 countries around the world.  However, we cannot control the quality of the service that they provide and it may be inferior to the quality of service that we provide.  Equally, our subscribers may not be able to use some of the advanced features that they enjoy when making calls on our network.  Some of our competitors may be able to obtain lower roaming rates than we do because they may have larger call volumes.  If our competitors’ providers can deliver a higher quality or a more cost effective roaming service, then subscribers may migrate to those competitors and our results of operation could be adversely affected.  Further, we may not be able to compel providers to participate in our technology migration and enhancement strategies.  As a result, our ability to implement technological innovations could be adversely affected if these overseas providers are unable or unwilling to cooperate with the further development of our network or if they cease to provide services comparable to those we offer on our network.

Following European Union regulation of roaming tariffs, which reduced tariffs for calls made by members of the European Union among themselves, several European Union member operators have raised roaming tariffs for calls to and from non-European Union member operators, resulting in higher roaming tariffs, and in other roaming agreements  roaming tariffs for our subscribers have decreased. In addition, in August 2008, the Israeli Government adopted a resolution to negotiate a reduction of inbound and outbound roaming tariffs with the European Union and/or members of the European Union or countries frequently visited by Israelis. In January 2012, the Ministry of Communications requested us to provide information in relation to our roaming services and in January 2013, published a hearing proposing restrictions on roaming services provision. For further details see "We operate in a heavily regulated industry, which can harm our results of operations" above.  If roaming tariffs continue to decrease including as a result of the proposed negotiation or otherwise and/or if additional European Union member operators raise their tariffs and/or if we are not able to raise our tariffs or otherwise compensate for the higher roaming expenses, this could adversely affect our profitability and results of operations.

Our substantial debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability; Regulatory change, market terms and our financial results may affect our possibilities to raise debt.

As of December 31, 2012, our total indebtedness was approximately NIS 6,507 million ($1,743 million), with our net debt at approximately NIS 4,557 million ($1,221 million). For additional details see "Item 5. Operating and Financial Review and Prospects.  – B. Liquidity and Capital resources – General". The indentures governing our debentures currently permit us to incur additional indebtedness. Our substantial debt could adversely affect our financial condition by, among other things:

·	increasing our vulnerability to adverse economic, industry or business conditions, including increases in the Israeli Consumer Prices Index, or CPI;

·	limiting our flexibility in planning for, or reacting to, changes in our industry and the economy in general;

·	requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, thus reducing the funds available for operations and future business development; and

·	limiting our ability to obtain, or resulting in less favorable terms and pricing for, additional financing to operate, develop and expand our business or for refinancing existing debt.

In October 2010, the Commissioner of Capital Markets, Insurance and Savings in the Ministry of Finance published a circular instructing institutional investors to follow certain procedures and requirements before investing in non-governmental debentures, including a requirement to verify that certain contractual provisions are included in the indentures of the invested debentures, and to establish a policy for investment in such debentures which will relate among other matters to repayment acceleration rights. These procedures and requirements may adversely affect our possibilities of raising debt from Israeli institutional investors as well as the terms and price of such debt raising. Following these procedures, in 2012 we amended our shelf prospectus to include new limitations and covenants, including a covenant not to issue additional debentures if it involves a rating downgrade, certain financial covenants, negative pledge, cross default, limitation on the distribution of dividends, obligation to pay additional interest in case of certain rating downgrade. These new limitations already apply to our series F and G debentures issued in March 2012 and may apply to any additional debt raising by us. For details regarding such limitations and covenants see "Item 5. Operating and Financial Review and Prospects.  – B. Liquidity and Capital resources – Debt Service – Shelf Prospectus". These limitations and covenants limit our freedom to conduct our business, may impose additional costs on us and may limit our ability to raise additional debt.

During 2011 and 2012, we suffered a significant decrease in our operating results, following certain regulatory changes, intensified competition and price erosion (For additional details see "Item 4. Information on the Company – B. Business Overview –Competition" and "-Government Regulations - Tariff supervision", "-Mobile Virtual Network Operators" and "-Additional UMTS Operators") whereas our net debt has increased substantially (from approximately NIS 3,334 million as of December 31, 2010 to approximately NIS 4,557 million as of December 31, 2012). For additional details see "Item 5. Operating and Financial Review and Prospects.  – B. Liquidity and Capital resources – Debt Service". In May 2012, the rating of our debentures was downgraded due to increased leverage and competitive pressure. In November 2012, the rating company reaffirmed that rating. This and any further downgrade in our rating, and any adverse change in our financial results, including any increase in our net leverage (defined in our amended shelf prospectus as the ratio of net debt to EBITDA during a period of 12 consecutive months, excluding onetime influences) may adversely affect the terms and price of debt raising, particularly through the issuance of debentures to institutional investors, which, given the limitation on the ability of Israeli banks to lend money to us pursuant to the “Guidelines for Sound Bank Administration” issued by the Israeli Supervisor of Banks (as we are a member of IDB’s group of borrowers), may limit our ability to obtain additional financing to operate, develop and expand our business or to refinance existing debt.

See also the Concentration Committee's recommendations under "Risks Relating to Our Ordinary Shares - Pending legislation in Israel affecting corporate conglomerates, if enacted, could adversely affect us" below, which if adopted and implemented, may adversely affect our possibilities of raising debt from Israeli institutional investors.

Our business results may be affected by currency fluctuations, by our currency hedging positions and by changes in the Israeli Consumer Price Index

A portion of our cash payments are incurred in, or linked to, foreign currencies, mainly U.S. dollars.  In particular, in 2010, 2011 and 2012, payments in U.S. dollars or linked to the U.S. dollar represented approximately 33%, 39% and 36%, respectively, of total cash outflow (including payments of principal and interest on our debentures, but excluding one time payments associated with the acquisition of Netvision). These payments included capital expenditures, some of our operating lease payments and payments to equipment suppliers including handset suppliers. As almost all of our cash receipts are in NIS, any devaluation of the NIS against those foreign currencies in which we make payments, particularly the U.S. dollar, will increase the NIS cost of our foreign currency denominated or linked expenses and capital expenditures.

Furthermore, since the principal amount of and interest that we pay on our Series B, C, D and F debentures, are linked to the Israeli CPI, any increase in the Israeli CPI will increase our financing expenses and could adversely affect our results of operations. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service – Public Debentures" for details.

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

In February 2006, we adopted a dividend policy targeting a payout ratio of at least 75% of our net income in each calendar year, subject to any applicable law, our license and contractual obligations and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. The 2012 amendment to our shelf prospectus, under which we have raised additional debt in March 2012, contains a covenant not to distribute more than 95% of the profits available for distribution according to the Israeli Companies Law (“Profits”).  Moreover, under the 2012 amendment, if our net leverage (defined as the ratio of net debt to EBITDA during a period of 12 consecutive months, excluding certain one time effects) exceeds 3.5:1, we may not distribute more than 85% of our Profits and if our net leverage exceeds 4.0:1, we may not distribute more than 70% of our Profits. For additional details see "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service – Shelf Prospectus". In addition, our license requires that we and our 10% or more shareholders maintain at least $200 million of combined shareholders’ equity. Dividend payments are not guaranteed and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends or to pay dividends at a ratio to net income that is less than that paid in the past. In 2010 and 2011 our Board of Directors declared dividends constituting as much as 95% of our net income and in some cases, part of our retained earnings from earlier periods as well. In respect of 2012, a dividend was declared for the first quarter only, constituting 75% of our net income, whereas for the second, third and fourth quarters, our board of directors chose not to declare dividends, given the intensified competition and substantial changes in pricing and their adverse effect on our results of operations and in order to strengthen our balance sheet.  See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy”.

Our dividend policy, to the extent implemented, will significantly reduce our future cash reserves and may adversely affect our ability to fund unexpected capital expenditures.  As a result, we may be required to borrow additional money or raise capital by issuing equity securities, which may not be possible on attractive terms or at all.

If we are unable to fulfill our dividend policy, or pay dividends at levels anticipated by investors in our shares, the market price of our shares may be negatively affected and the value of our investors’ investment may be reduced.

We rely on a limited number of suppliers for key equipment and services.

We depend upon a small number of suppliers to provide us with key equipment and services. For example, Nokia Siemens Israel provides our network system based on GSM/GPRS/EDGE technology, our UMTS/HSPA core system, part of our radio access network and related products and services, and our landline New Generation Network system, or NGN system; LM Ericsson Israel supplies part of our radio access network and related products and services based on UMTS/HSPA technology; Amdocs Israel provides us with services with respect to the operating of, and the implementation of developments to our billing system; Alcatel Lucent provides our Carrier Ethernet network and SDH equipment for our transmission network; and Be’eri Printers provides our printing supplies and invoices as well as the distribution, packaging and delivery of invoices and other mail to the postal service distribution centers. In addition, we lease a small portion of our transmission capacity from Bezeq, the incumbent landline operator. Should an effective landline wholesale market materialize, we may acquire services from Bezeq and Hot in order to provide internet infrastructure and IPTV to our customers at competitive prices, in which case we would be dependent on Bezeq and Hot for such services. Bezeq has experienced labor disputes, including stoppages, during the privatization process and liberalization of the landline market, and additional disruptions, stoppages and slowdowns may be experienced in the future. If these suppliers fail to provide equipment or services to us on the requisite standards of quality and on a timely basis, we may be unable to provide services to our subscribers in an optimal manner until an alternative source can be found, which may result in loss of customers by us and our license may be at risk of revocation for failure to satisfy the required service standards.

In addition, our handset sales have been dominated in recent years by Apple and Samsung products, representing over half of our handset sales. See "Item 4. Information on the Company - B. Business Overview - Handsets" for additional details. Should any of theses suppliers (Samsung through its official importer to Israel – Suny Communications (1994) Ltd., or Suny, an affiliate of Scailex Corporation Ltd., or Scailex, which is one of Partner's controlling shareholders) refuse to sell handsets to us or condition such sales on unfavorable terms and condition to us or provide our competitors more favorable terms and conditions, or if these suppliers fail to produce successful and desirable products and no equivalent alternatives will then be available, this could have a material adverse effect on our handset sales and results of operations.

We are a member of the IDB group of companies, one of Israel’s largest and highly regulated business groups.  This may limit our ability to expand our business, to acquire other businesses or raise debt.

We are an indirect subsidiary of IDB, one of Israel’s largest and highly regulated business groups. IDB included in its financial statements for the second and third quarters of 2012 a note regarding the existence of significant doubts as to its ability to continue as a going concern due to its liquidity condition. IDB and its debentures holders are currently negotiating proposed outlines for strengthening the financial base of IDB through, among other things, a debt restructuring. As a result of IDB's agreements with its debenture holders, certain events or actions in the IDB group would require IDB either to obtain the approval of the trustees of the debenture holders, or in certain circumstances (including material events or actions in us) to provide advance notice to the trustees. IDB Development included in its financial statements for the second and third quarters of 2012 a note calling attention to its financial condition and to certain restrictions and covenants that, among other things, limit its ability to raise capital. IDB Development's debenture holders are currently considering to take measures against IDB Development, including the possibility to propose a debt restructuring without the cooperation and participation of the current controlling shareholders of IDB. These negotiations and other events that relate to IDB and IDB Development may lead to a change of control of the IDB group. We are unable to predict the outcome of such negotiations, measures and events or the effect on us from any debt restructure that may be implemented. As such, IDB's financial condition could have an adverse effect on our debentures rating and our ability to raise additional debt or the terms of any debt offering that we may effect.

In addition, pursuant to the “Guidelines for Sound Bank Administration” issued by the Israeli Supervisor of Banks, the amount that an Israeli bank may lend to one group of borrowers and to each of the six largest borrowers of such banking corporation is limited.  Since we are a member of IDB’s group of borrowers, these guidelines may limit the ability of Israeli banks to lend money to us.

Due to the limited size of the Israeli market and due to the high level of regulation of the Israeli market, in particular in the communications market, our being a member of the IDB group of companies may limit our ability to expand our business in the future, to form joint ventures and strategic alliances and conduct other strategic transactions with other participants in the Israeli communications market. See also the Concentration Committee's recommendations under "Risks Relating to Our Ordinary Shares - Pending legislation in Israel affecting corporate conglomerates, if enacted, could adversely affect us" below, which if adopted and implemented, may have an adverse effect on our business.

We are controlled by a single shareholder who can significantly influence matters requiring shareholders’ approval.

As of February 15, 2013, DIC held, directly and indirectly, approximately 41.91% of our outstanding share capital. Pursuant to shareholders agreements among DIC and certain of our minority shareholders, who in the aggregate own approximately 3.43% of our ordinary shares, DIC has been granted the voting rights in respect of those shares. In addition to DIC’s shareholdings and such additional voting rights, it has the right to appoint the 20% of our directors that we are required by our license and articles of association to have appointed by Israeli citizens and residents among our founding shareholders. Accordingly, subject to legal limitations, DIC has control (as the term "control" is defined in the Israeli Securities Law; namely the ability to direct a company's activities) over all matters requiring shareholder approval, including the election and removal of our directors and the approval of significant corporate transactions. This concentration of ownership could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.

Further, as a foreign private issuer, we are exempt from the application of the NYSE rules requiring the majority of the members of our Board of Directors to be independent.

Accordingly, our minority shareholders and debenture holders are denied the protection intended to be afforded by such corporate governance standards.

Risks Related to our wholly owned subsidiary Netvision

  Changes in the regulatory environment could adversely affect Netvision's business.

Netvision is subject to regulation of its ongoing operations and could therefore be significantly impacted by decisions of regulators, changes in laws, regulations or government policy affecting its business activities.  The uncertainties and risks surrounding the regulatory framework of the Israeli telecommunications market, some of which we are currently unable to foresee or assess, could negatively affect Netvision's business and prospects. Netvision's operations in ISP services, landline telephony and international calling services are highly regulated. A change in the competitive structure of the market or a change in the regulation on structural separation of different types of services may adversely affect Netvision's results of operations and its ability to compete with other large players in the market, such as Bezeq and Hot. The annulment of Early Termination Fees in the landline and ISP markets in November 2011 has increased competition as it has eliminated transfer barriers and resulted in increased churn rate and gross recruitment of subscribers and price erosion.

A policy paper in relation to the wholesale market of landline services in Israel, published by the Minister of Communications in May 2012, called for the annulment of certain structural limitations currently imposed on the Bezeq and Hot groups (and the consideration of annulling or relaxing others), following the execution of a wholesale agreement with another operator which has a significant market share. We are negotiating the terms of such wholesale agreement with Bezeq. Partner has already reached some understandings with Bezeq and in February 2013, Xfone Communications, an ILD operator, that does not have a significant market share,  announced entering a wholesale agreement with Bezeq. See "Item 4. Information on the Company - Competition".

Permitting telecommunications companies to offer bundled services, annulment of structural separation and Bezeq's tariffs supervision may have a material adverse effect on Netvision's results of operation by enabling increased competition in the markets in which Netvision operates, specifically by approaching Netvision's customers in the ISP and landline markets which are Bezeq or Hot's customers in the internet infrastructure market. Moreover, it could specifically give a competitive edge to Bezeq and Hot, whose existing infrastructure and ability to offer bundled services may significantly harm Netvision's competitive position to provide its customers with landline telephony, ISP services and international telephony. Bezeq and Hot have the advantage of owning their own infrastructure and the ability to offer landline, international telephony and ISP services, as well as multichannel television independently of any third party support, unlike Netvision. Bezeq and Hot offer bundles of services under certain conditions. Annulment of these conditions and the structural separation, would provide Bezeq and Hot with an advantage over other service providers such as Netvision that do not own their own infrastructure. Further, the offering of services by the Bezeq and Hot groups at tariffs significantly lower than prevailing market tariffs or at prices even lower than our costs for these services, such as by cross subsidizing with other services in which they have the capacity to monopolize the market, could also significantly harm Netvision's competitive position as it could decrease demand for Netvision's services or lead Netvision to offer its services at  a loss. Further, as Netvision is dependant on Bezeq and Hot's infrastructure to provide its services on the one hand, and is competing with them on the provision of ISP, ILD and landline services to end-users, on the other hand, price erosion of ISP services would lead to increased demand for greater bandwidth and would require Netvision to significantly increase the capacity it purchases, significantly increasing its expenses in purchasing capacity from Bezeq and Hot, while its revenues would be decreasing. This could also have a material adverse effect on Netvision's results of operations.  In February 2012, Hot began offering ISP services and has done so at tariffs significantly lower than prevailing market prices and Bezeq also significantly lowered its internet infrastructure services tariffs to end-users. This has led to a significant decrease of ISP tariffs. Netvision believes there is cause for regulatory intervention and has appealed to the regulators to intervene, but cannot predict the outcome of such appeals. See "Item 4. Information on The Company –B. Business Overview – The Communications Market in Israel - Communications Groups – Structural Separation", "Competition" and "Nevision - ISP Business - Competition" and "Nevision - Telephony Business – Competition".

The entry of Hot Mobile and Golan into the ILD market in the second half of 2012 and the beginning of 2013, respectively, could also have an adverse effect on Netvision's results of operations, as customers (specifically their cellular customers) may choose their ILD services over Netvision's. For further details see "We face intense competition in all aspects of our business” above.

In addition, the Ministry of Communications published in November 2011 a hearing about proposed regulation of the underwater international telecommunications connection from Israel, proposing certain limitations on the agreements with Mediterranean Nautilus Ltd. and Mediterranean Nautilus (Israel) Ltd., or collectively Med Nautilus, Netvision's provider, which would, among others, limit the discounts and capacity Med Nautilus may provide. Further, Bezeq International, one of Netvision's main competitors in the ILD and ISP markets, has deployed an underwater cable in December 2011. Adoption of such changes and the deployment of such cable by a Netvision competitor may harm Netvision's results of operations and competitive position as it would force Netvision to purchase capacity at less favorable prices, and more so in comparison to its competitor which is a Bezeq affiliate.

Netvision is exposed to risks relating to network infrastructure and information systems and is dependent on services it receives from its external suppliers; Integration of Netvision's information systems may cause us operating difficulties and expenditures.

Netvision does not own an independent network for providing the services it offers to its customers. Therefore, Netvision is dependent on its infrastructure providers, such as Med Nautilus, which provides underwater international telecom connections, and Bezeq and Hot, which provide broadband connectivity and wireline infrastructure. In some cases, these providers are virtually the sole providers of such infrastructure and cannot be replaced. Should a landline wholesale market materialize, Netvision's dependency on Bezeq and Hot would increase, as Netvision would need to acquire additional services from them  for the provision of internet infrastructure, as well as for the provision of IPTV services at competitive prices to its customers. Netvision is also dependent on foreign telecommunications operators for its international ISP and telephony communications. Therefore, termination or amendment of terms of an agreement with any of the infrastructure providers or with some of the foreign operators at once, disruption in or refusal to provide such infrastructure services, as well as regulatory changes affecting the terms of infrastructure services that Netvision receives, may have a material adverse affect on Netvision's ability to provide its services to customers or the profitability of providing such services.

Netvision's operations are dependant on various information systems. The unauthorized entry to or disruption of operation of these information systems, including due to cyber attacks, may result in damage to Netvision and its customers, including due to inability to provide certain services or provide them with disruptions or inability to bill for services rendered, loss of data of Netvision or that of its customers stored with Netvision, all of which may expose Netvision to legal claims and liabilities. Further, any successful attacks on Netvisions' customers' information systems, protected by Netvision's data security products, may also expose Netvision to legal claims and liability.

Our merger with Netvision and the offering of bundles of services provided by both companies, increased the number of information systems involved in the billing process of our customers as well as the duplication of other information systems used by the companies, resulting in some cases in cumbersome procedures, inefficient usage of resources and lack of uniformity. The process of integrating Netvision's information systems into our information systems may result in unforeseen operating difficulties and large expenditures and may require significant management attention that would otherwise be available for our ongoing business. Further, the replacement of systems or change of processes may result in substantial malfunctions in our sales and retention activities, errors in billings or other processes, which may lead to loss of revenues, legal claims and regulatory sanctions.

Alternate technology may cause a decline in Netvision's international calling services.

In recent years there has been a decline in use of international calling services through international operators such as Netvision. This is due to, among other things, the development of alternate technologies, such as VoIP, which enable international calls without the services of international operators. These technologies also pose an alternative to landline communications. If this trend continues and alternate technologies improve or if new ones are developed, the competition in the market will increase, which may have a material adverse effect on Netvision's results of operations.

Risks Relating to Operating in Israel

We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel.

Our operations, our network and some of our suppliers are located in Israel.  Accordingly, political, economic and military conditions in Israel may directly affect our business.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and could make it more difficult for us to raise capital.  Since September 2000, there has been a high level of violence between Israel and the Palestinians. Hamas, an Islamist movement responsible for many attacks, including missile strikes, against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority in January 2006 and took control of the entire Gaza Strip by force in June 2007. Hamas has launched hundreds of missiles from the Gaza Strip against Israeli population centers, disrupting day-to-day civilian life in southern Israel. This led to an armed conflict between Israel and the Hamas during December 2008 and January 2009 and continued sporadic missile launching from the Gaza strip to Israel. thereafter, In November 2012 there was another armed conflict, involving attacks by hundreds of missiles fired from the Gaza Strip against the Israeli population centers throughout the southern half of Israel and up to and including Tel-Aviv. A substantial part of our network and information systems is located within range of missile strikes from the Gaza Strip and Lebanon. Any damage to our network and/or information systems would damage our ability to provide service, in whole or in part, in the southern or northern part of Israel or otherwise damage our operation and could have an adverse effect on our business, financial condition or results of operations.

More generally, any armed conflicts, terrorist activities or political instability in the region would likely negatively affect business conditions and could harm our results of operations, including following termination of such conflicts, due to a decrease in the number of tourists visiting Israel.  At the end of 2010 and during 2011 and 2012 several countries in the region, including Egypt and Syria, have been experiencing increased political instability, which led to change in government in some of these countries (including Egypt), the effects of which are currently difficult to assess.  In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may affect Israel and us.

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

The Communications Law grants the Prime Minister of Israel the authority, for reasons of state security or public welfare, to order a telecommunications license holder to provide services to security forces, to perform telecommunications activities or to establish a telecommunications facility as may be required for the security forces to carry out their duties. Further, the Israeli Equipment Registration and IDF Mobilization Law, 1987, also permits the registration of engineering equipment and facilities and the taking thereof for the use of the Israel Defense Forces. This law further sets the payment for use and compensation for damages caused to the operator as a result of such taking. Our general license also permits the Israeli Government, during national emergencies or for reasons of national security, to take all necessary actions in order to ensure state security, including taking control of our network, and requires us to cooperate with such actions. If national emergency situations arise in the future and if we are to be subject during such time to any of the foregoing actions, this could adversely affect our ability to operate our business and provide services during such national emergencies and adversely affect our business operations. Our other licenses and Netvision's licenses (excluding our ISP licenses) contain similar restrictions. See also “Item 4. Information on the Company – B. Business Overview – Government Regulations ― Our Principal License” and “Other Licenses” "Item 4. Information on The Company – B. Business Overview – Netvision".

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

Risks Relating to Our Ordinary Shares

A substantial number of our ordinary shares could be sold into the public market, which could depress our share price.

Our largest shareholder, DIC, holds approximately 41.91% of our outstanding ordinary shares, as of February 15, 2013. The market price of our ordinary shares could decline as a result of future sales by DIC or other existing shareholders or the perception that these sales could occur. DIC sold approximately 5% of our outstanding shares outside the United States in 2011 and approximately 1.7% of our outstanding shares in February 2013. Sales may be made pursuant to a registration statement, filed with the U.S. Securities and Exchange Commission, or the SEC pursuant to the terms of a registration rights agreement or otherwise, or in reliance on an exemption from the registration requirements of the Securities Act, including the exemptions provided by Rule 144 or Regulation S. Any decline in our share price could also make it difficult for us to raise additional capital by selling shares.

In addition, under our option plan, options are subject to vesting schedules but vesting will be accelerated upon certain events including any sale or other disposition, of all or substantially all, of the outstanding shares of us. As of December 31, 2012 we had  3,019,152 shares reserved for issuance upon the exercise of options. In March 2013, our board of directors resolved to grant an additional 75,000 options. See "Item 6. Directors, Senior Management and Employment – E. Share Ownership – 2006 Share Incentive Plan".

Pending legislation in Israel affecting corporate conglomerates, if enacted, could adversely affect us.

In July 2012, a bill for the promotion of competition and the mitigation of concentration of the Israeli market, sponsored by the Israeli government, passed the first stage of enactment by the Israeli parliament. The bill incorporates most of the recommendations of the public committee for the enhancement of competition and the maintenance of the financial stability of the Israeli economy, or the Concentration Committee's, final recommendations, published in March 2012. The bill includes the following main provisions: (1) impose limitations on the holdings by a significant real corporation in a significant financial corporation or the holdings of both kinds of corporation under common control; (2) impose limitations on the control over public corporations through a pyramidal structures by imposing a limitation on the number of layers in such pyramidal structures to three for existing structures and two for new structures; (3) strengthen the corporate governance rules applicable to public companies in Israel, and in particular set additional limitations on transactions in which a controlling shareholder has a personal interest, and strengthen the independence of  boards of directors of public companies held through pyramidal structures; (4) limit the exposure of financial institutions to issuers, groups of borrowers and the largest borrowers and issuers groups; and (5) require the governmental authorities responsible for the allocation of rights in public assets (including in the communications field) in certain cases to consider competitive and control concentration factors. The bill provides for transition periods of up to six years to implement the new requirements. The IDB group is a pyramidal structure having more than three layers of companies and we are a fourth layer company in the pyramidal structure of the IDB group. The enactment of such legislation could have an adverse effect on us.

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

We hold one of the five general licenses to provide cellular telephone services in Israel. To date, twelve MVNO licenses have been awarded, of which three MVNOs commenced operation in December 2011, April and May 2012 and one returned its license to the Ministry of Communications. Our cellular license was granted by the Ministry of Communications in 1994 and is valid until 2022.

In February 2007 we listed our shares on the NYSE and in July 2007 we dual listed our shares on the Tel Aviv Stock Exchange, or TASE and began applying the reporting leniencies afforded under the Israeli Securities Law to companies' whose securities are listed both on the NYSE and the TASE.

DIC, a subsidiary of IDB, currently directly and indirectly holds approximately 41.91% of our share capital and the voting rights in respect of an additional approximately 3.43% of our share capital.

As of the date of this Annual Report on Form 20-F, there has been no indication of any public takeover offer by any third party, in respect to our ordinary shares, or by us, with respect to another company’s shares.

Acquisition of Netvision Ltd. During 2011

On August 31, 2011, we completed the acquisition of 100% of the share capital of Netvision for a total consideration of approximately NIS 1.57 billion ($421 million) pursuant to a merger agreement dated June 15, 2011, by and among our Company, Netvision and a wholly owned subsidiary of our Company, which we formed solely for effecting the merger transaction. Following the consummation of the merger transaction, Netvision became a wholly owned subsidiary of our Company.

Prior to being acquired by us, Netvision was a public company traded on the TASE, indirectly controlled by the IDB Group through direct holdings in Netvision by: (1) DIC, (approximately 38%), and (2) Clal Industries and Investments Ltd., or Clal (approximately 29.7%). DIC is also our direct controlling shareholder. DIC is and Clal was at that time, a direct subsidiary controlled by IDB Development, which is a wholly owned subsidiary of IDB, a public company traded on the TASE.

Since prior to the merger transaction, the IDB Group controled both Netvision and us, the merger transaction was approved as a related party transaction under Israeli law. For further details, see Item 7. B "Related Party Transactions".

Netvision is a leading company in the Israeli telecommunications market and is engaged in two primary businesses: provision of internet connectivity and related services (ISP); and provision of telephony services consisting mainly of international calling services, operator services, teleconferencing services and landline telephony services. Netvision's ISP and ILD licenses were granted by the Ministry of Communications in 2002 and 1997, respectively and are valid until 2017 and 2025, respectively. In addition, Netvision is engaged in other areas such as custom internet applications and data security products. For further details, see Item 4.B - "Business Overview - Netvision".

Netvision has several subsidiaries, some are wholly owned, some are controlled, and  in certain other entities it holds minority stakes. We refer to Netvision and its subsidiaries as "Netvision".

We funded the acquisition of Netvision through a combination of available cash and issuance of additional debentures from our existing Series D and Series E debenture series on the TASE. The offerings described above were made in Israel to residents of Israel only. For further details, see "Item 5. B – Operating and Financial Review and Prospects – Liquidity and Capital Resources".

2012: a year of  radical adverse changes

2012 and more specifically the second half of 2012, was characterized by additional radical changes in market conditions, which, in turn, resulted in radical adverse effects on our results of operations following the negative changes we encountered in 2010-2011 due to regulatory pressures. The entry of additional competitors in mid 2012 offering Unlimited Packages for substantially lower tariffs than market level at that time, has dramatically increased the competitive pressure, leading the market to offer competing Unlimited Packages with a focus on price at the expense of service quality and resulting in substantial price erosion and decreased profitability for us, which led to a decrease in our net income, operating profit and EBITDA by 35.6%, 30.7% and 19.1%, respectively, in comparison to 2011. These trends have continued into 2013 and are expected to continue to further adversely affect our results of operations. See Item 3. Risk Factors - We face intense competition in all aspects of our business" and "We are facing substantial organizational and personnel changes" and "Item 4. Information on the Company - B. Business Overview – Competition", for additional details.

During 2012, we have continually implemented aggressive efficiency measures in order to mitigate those adverse effects. Our efforts to adjust our group's operations to the changing market conditions included aggressive reduction of head count, reduction and integration of units, adjustment of procedures, reduction of expenses and investments, reduction of our sales and service lineup, including by closing and uniting points of sale and walk in centers and eliminating duplicates, reducing call centers and transferring to more cost effective distribution channels, transferring units to other locations in order save expenses, cutting our investment in advertising, substantially reducing the amount of calling plans offered to our customers and focusing on Unlimited Packages and reducing investments. Those measures led to an annual saving run rate of approximately NIS 550 million (when comparing fourth quarter 2012 expenses with fourth quarter 2011 expenses). We intend to continue to implement substantial organizational and personnel changes in order to continue our efforts to mitigate the progressing adverse effects of the changing market conditions. We cannot guarantee the success of these measures. Although to date, those measures did not have a negative effect on our operations, further cutbacks and changes may have an adverse effect on our service and customer service quality .

Principal Capital Expenditures

Our accrual capital expenditure in 2010, 2011 and 2012 amounted to NIS 735 million, NIS 520 million and NIS 537 million, respectively. Accrual capital expenditure is defined as investment in fixed assets and intangible assets, such as spectrum licenses, rights of use of communications lines, UMTS networks' enhancement and expansion and development of new products and services during a given period. The amount of capital expenditure for 2010 includes NIS 108 million for the acquisition of assets and operations of Dynamica, one of our major dealers.

B.   BUSINESS OVERVIEW

General

We are the largest provider of cellular communications services in Israel with approximately 3.199 million cellular subscribers for the year ended December 31, 2012. Upon launch of our services in 1994, we offered significantly lower prices for cellular communications services than the incumbent provider and transformed the nature of cellular telephone usage in Israel, turning it into a mass market consumption item. We surpassed the incumbent cellular operator and became the market leader in terms of number of subscribers in 1998 and, despite the entry of additional competitors, we have continued since then to have the highest number of subscribers. As of December 31, 2012, we provided services to approximately 3.199 million subscribers in Israel with an estimated market share of 31.9%. Our closest competitors have estimated market shares of 29.5% and 28%, respectively. Hot Mobile is estimated to have a market share of 7.6%, Golan is estimated to have a market share of 1.8% and the MVNOs  together, are estimated to have a market share of 1.2%. In the year ended December 31, 2012, we generated revenues of NIS 5,938 million ($1,591  million), EBITDA of NIS 1,753  million ($470 million), and operating income of NIS 985 million ($264 million).  See note 2 to the table in “Item 3. Key Information – A. Selected Financial Data” for a definition of EBITDA. In 2011, our results of operations were adversely affected by regulatory changes, mainly the reduction of interconnect fees and the increased competition following the reduction of Early Termination Fees. In 2012 our results of operations were much more adversely affected by the intensified competition following the launch of UMTS services by Hot Mobile and Golan in May 2012, leading to accelerated price erosion as well as increased churn rate.  We estimate that the intensified competition will continue to adversely affect our results in the future. See "Item 5. A. – Operational Review".

We offer a broad range of cellular services through our cellular networks covering substantially all of the populated territory of Israel. These services include basic and advanced cellular telephone services, text and multimedia messaging services and advanced cellular content and data services. We also offer international roaming services in 179 countries as of December 31, 2012. We offer our subscribers a wide selection of handsets from various leading global manufacturers, as well as extended warranty and repair and replacement services to most handsets we offer. We also offer landline transmission and data services to business customers and telecommunications operators and, since July 2006, we offer landline telephony services.

Following the completion of the acquisition of Netvision in 2011, we expanded the range of our telecommunications services and offer, through Netvision, ISP services to private and business customers and additional telephony services, such as international calling services, landline telephony services to the business and the private sectors and teleconferencing services. We also provide through Netvision additional services such as, cloud services and data protection products solutions based on products and services offered by third party vendors. For further details on Netvision's business and operations, see "NETVISION" in this Item 4.B below.

We sell our various cellular services on a stand alone basis or bundled with certain other services offered by Netvision and us.

The following table presents our number of cellular subscribers and revenues for each of the last five years:

	Year Ended December 31,
	2008	2009	2010	2011	2012
Cellular subscribers (end of period) (in thousands)(1)	3,187	3,292	3,394	3,349	3,199
Revenues (in NIS millions)	6,417	6,483	6,662	6,506	5,938

(1)
Subscriber data refers to active cellular subscribers.  We use a six-month method of calculating our cellular subscriber base, which means that we deduct subscribers from our cellular subscriber base after six months of no revenue generation and activity on our network by or in relation to both the post-paid and pre-paid subscriber. The six-month method is, to the best of our knowledge, consistent with the methodology used by other cellular providers in Israel. During the fourth quarter of 2011, we removed approximately 52,000 subscribers from our subscribers base, which included subscribers using our TDMA network who had not requested a transfer to our other networks following the shutdown of our TDMA network as of December 31, 2011, and subscribers who ceased using our services following a change to our policy which previously allowed subscribers to change from post to prepaid subscription as a result of the reduction of Early Termination Fees in the cellular market in early 2011. These changes affected other key performance indicators. We have not restated prior subscriber data to conform with these changes. In the fourth quarter of 2012, we added a revenue generation criterion of at least NIS 1 of accumulated revenues over the six months period, for M2M (machine to machine) subscribers, which means that any M2M subscriber generating less than NIS 1 of accumulated revenues will not be counted as a subscriber. The addition of the NIS 1 generation criterion resulted in the removal of 138,000 M2M subscribers from our subscriber base in the fourth quarter of 2012. We have not restated prior subscriber data to conform with this change.  This change had an immaterial effect on our MOU and ARPU for 2012.

The Telecommunications Industry in Israel

The following table sets forth selected macro statistics about Israel at and for the year ended December 31, 2012:

Population (millions, at end of year)	8.0
GDP ($ billions) (1)	241
GDP per capita ($ 000) (1)	30.5
Exports of goods & services ($ billions) (1)	91
CPI change	1.6%
Long-term local currency sovereign credit rating by S&P	A+(Stable)
Unemployment rate (average for nine months ending September 2011)	6.7%

(1)	2012 forecast , translated to USD based on the average representative rate of exchange for the year

Source: Central Bureau of Statistics, and Ministry of Finance of Israel, , Bank of Israel.

The size of Israeli telecommunications services revenues in 2011 was approximately NIS 30 billion.  Telecommunications services consist of several segments, which are highly competitive. Of the total telecommunications services revenues in 2011, approximately 56% was comprised of cellular services, approximately 26% was local landline voice and Internet access services, approximately 5% was international voice services, approximately 13% was multichannel television services. These figures have changed substantially in 2012, reflecting a downsizing of the overall revenues in the cellular market, as a result of the increased competition and accelerated price erosion. For additional details, see "Item 4. Information on the Company – B. Business Overview – Competition". Cellular spending in 2012 was approximately 1.4% of GDP, in line with developed European economies and the United States.

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

Communications Groups – Structural Separation

Since 2009, the Israeli telecommunications market underwent several ownership changes. These ownership changes resulted in the creation of three additional communications groups in the Israeli communications market, in addition to the Bezeq group: Partner-012 Smile, Cellcom–Netvision and Hot-Mirs. See "Cellular Services" below for additional details. Each of the Bezeq and Hot groups are subject to certain structural separation requirements as a result of being the incumbent and monopoly in their respective core business – landline and multichannel television services. That structural separation was relaxed in 2010, allowing Bezeq and its subsidiaries to offer a bundle of services under certain conditions to private customers (including the condition that each of the services in the Bezeq bundle will be available for sale separately under the same terms as in the bundle; and the requirement that Bezeq allows its competitors to participate in a similar bundle  - if it includes ISP, VOB or ILD services - under the same terms and equally markets such bundles as its own bundle – the second requirement does not apply to the sale of the bundle by a subsidiary of Bezeq), and with respect to business customers as well, in July 2012. The offering of a bundle of services, including cellular services by another group, will relax the conditions under which Bezeq may provide a similar bundle. We have offered a bundle of services, including cellular services since mid 2012 and Bezeq has offered a bundle of services, including cellular services, since the end of 2012. Further, the Minister of Communications published in May 2012 a policy document about the wholesale market of landline services in Israel, adopting the main recommendations of a public committee appointed by the Ministry of Communications, in which it decided to annul the structural limitations currently imposed on Bezeq and its subsidiaries when an agreement regarding a wholesale market of landline services is executed between Bezeq or Hot and the other operators, and to replace Bezeq's regulated fixed tariffs with maximum tariffs. If the structural limitations are annulled, they will allow Bezeq and its subsidiaries to offer bundles of services without limitation. The annulment of limitations in regards to cellular services and multichannel television services will be considered nine months after the agreement is executed. Although the Hot group is also subject to structural separation limitations between its multi-channel television, ISP, cellular and landline services, it was allowed to offer a bundle of landline, multichannel television and internet infrastructure services and has further requested the Ministry of Communications to annul the structural separation limitations between Mirs and Hot, after already lifting certain limitations in 2011, allowing Hot and Mirs to sell and market each other's services and exchange information. The Hot group was previously allowed to sell a bundle including ISP services under certain conditions (similar to the ones imposed on the Bezeq bundle of services, in relation to the ISP component only). Hot offers a bundle of services excluding cellular services. Bundle offerings have accelerated and are expected to accelerate price erosion in each of the services included.  See "Item 4. Information on The Company – B. Business Overview – Competition" and "Nevision - ISP Business - Competition" and "Nevision - Telephony Business - Competition".

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

The Israeli cellular market is highly penetrated. The market reached an estimated penetration rate (the ratio of cellular subscribers to the Israeli population) at December 31, 2012, of approximately 127%, representing approximately 10 million cellular subscribers.

The following table sets forth the growth in the total number of cellular subscribers in Israel and the penetration rate over the last five years:

	December 31,
	2008	2009	2010	2011	2012
Total subscribers (millions)	9.2	9.5	9.8	9.8	10.1
Cellular penetration (%)	124%	127%	128%	128%	127%

Source: Reported by Cellcom, Partner, Pelephone and Hot Mobile.

There are currently five MNOs in Israel: Cellcom, Partner, Pelephone, Hot Mobile and Golan; and three active MVNOs: Rami Levy Hashikma Communications Marketing Ltd., or Rami Levy, Home Cellular Ltd., or Home Cellular, and Alon Cellular Ltd., or Alon Cellular. We estimate that the distribution of cellular subscribers among these operators as of December 31, 2012 was: Cellcom 31.9%, Partner 29.5%, Pelephone 28%, Hot Mobile 7.6%, Golan 1.8% and the MVNOs 1.2%. Subscriber data is based on public information as of September 30, 2012, other than with respect to  Golan and the MVNOs, which is based on our estimate. However, there is no uniform method of counting subscribers. Hot Mobile and Golan commenced their UMTS operation in May 2012. Rami Levy, Home Cellular and Alon Cellular, all mobile virtual network operators, commenced operations in December 2011,

April 2012 and May 2012, respectively. An additional nine entities received MVNO licenses during 2010, 2011 and 2013 but to date have not commenced operating. The tenth MVNO licensee has returned its license. We do not know if and when the other MVNO licensees will commence operations.

We are controlled by DIC, a subsidiary of IDB, and started operations at the end of 1994. In August 2011, we completed the purchase of all outstanding shares of Netvision.

Until 2009, Partner was majority-owned by Hutchinson Whampoa Ltd. and started operations in 1998. In October 2009, Scailex, an Israeli company listed on the TASE and indirectly controlled by Israeli businessman Mr. Ilan Ben-Dov, purchased the controlling stake in Partner. Scailex is also an affiliate of Suny, the official importer of Samsung cellular phones to Israel. In January 2013, Scailex sold a major part of the controlling stake in Partner to S.B. Israel Telecom Ltd. (indirectly controlled by the media entrepreneur Haim Saban).

Pelephone is a wholly-owned subsidiary of Bezeq, the incumbent landline operator and started operations in 1986. The major controlling shareholder of Bezeq following its privatization in 2005 was F.Sab.Ar Holdings Ltd. (of the Saban Capital Group (controlled by the media entrepreneur Haim Saban), Apax Partners (the international private equity firm) and Arkin Communications (controlled by the Israeli businessman Mori Arkin)). In April 2010, Bezeq announced that F.Sab.Ar Holdings Ltd. completed the sale of its holdings in Bezeq to B Communications Ltd., or B Communications, (formerly named 012 Smile Communications Ltd., or Smile). B Communications is an Israeli company traded on the NASDAQ and the TASE and controlled by Internet Gold Golden Lines Ltd., or Internet Gold. Both B Communications and Internet Gold form part of the Eurocom Communications Group, or Eurocom, controlled by Shaul Alovich (an Israeli businessman) which includes Eurocom Cellular Communications Ltd. - the official representative of Nokia cellular phones in Israel.

In January 2010, Ampal-American Israel Corporation, or Ampal, a company traded on the NASDAQ and TASE completed the purchase of Smile's on-going business, through its indirect wholly owned subsidiary – 012 Smile Telecom Ltd, or Smile Telecom. In March 2011, Partner announced the completion of the purchase of all outstanding shares of Smile Telecom.

MIRS, previously wholly owned by Motorola, had its license upgraded from push-to-talk to a cellular license in February 2001. In 2010, Motorola completed the sale of its holding in MIRS to Altice Securities S.A.R.L, owned by the French businessman Mr. Patrick Derhy. Mr. Derhy has also purchased the controlling stake in Hot Telecom, or Hot, which provides multichannel pay-TV services and Internet, data and landline telephony services. In September 2011, Hot acquired all the outstanding shares of MIRS and in May 2012 launched  UMTS cellular services under the name Hot Mobile. In December 2012, Hot was privatized and its shares were delisted from the TASE.

Golan is owned by Xavier Niel, founder and controlling shareholder of the French telecom company Iliad- Free, Patrick and Gerard Pariente, founders and former owners of Naf Naf, a European fashion brand and Michael Golan, the CEO of Golan and former CEO of the French telecom company Iliad – Free.

Rami Levy is a subsidiary of a major Israeli discount supermarket chain. Home Cellular is a subsidiary of a leading 'do it yourself' stores chain. Alon Cellular is owned by Alon Holdings which also controls a leading retail and gas station chain.

The following listing sets forth the key milestones in the history of the Israeli cellular services:

1986	Bezeq and Motorola create a joint venture called “Pelephone”, which becomes Israel's first cellular operator. Pelephone launches N-AMPS services
1994	Cellcom awarded a license and launches TDMA services
1997	Cellcom introduces first pre-paid plan to the market
1998	Partner awarded a license and launches GSM services
1998	Pelephone launches CDMA services
2001	Ministry of Communications allocates additional 2G and 3G cellular frequencies for existing cellular operators and for the licensing of a new operator
2001	MIRS becomes Israel's fourth cellular operator with iDEN services
2002	Cellcom launches GSM/GPRS services
2003	Cellcom launches EDGE services
2004	Partner launches UMTS services Pelephone launches EVDO services
2006	Cellcom launches full scale UMTS/HSDPA services
2007	Partner launches HSDPA services
2008	Cellcom launches HSUPA services
2009	Pelephone launches UMTS/HSPA services
2010	Ministry of Communications provides MVNO licenses; Cellcom and Pelephone launch HSPA+ services
2011	Mirs and Golan awarded UMTS operator licenses Rami Levy, MVNO operator, commences operations Cellcom stops operating its TDMA network
2012	Hot Mobile and Golan commence operation of UMTS network Home Cellular and Alon Cellular, MVNO operators, commence operations

Key characteristics of the Israeli cellular services market

The following paragraphs describe the key characteristics of the Israeli cellular services market:

High cellular telephone penetration.  The estimated penetration rate in Israel as of December 31, 2012 was 127%.  Penetration rate is calculated by dividing the total number of subscribers by the Israeli population. The Israeli population does not include foreign workers and Palestinian subscribers who are included in the number of subscribers.  The number of subscribers also includes subscribers with more than one subscription to a cellular network (including data only subscriptions alongside a cellular subscription) and may also include subscribers to more than one network including those in the process of switching networks. As a result, the effective penetration rate after adjustment for these factors is likely to be lower than 127%. The regulatory reduction to a negligible amount and subsequent annulment, of Early Termination Fees in the cellular market, has reduced the number of subscribers with more than one subscription.

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

Low average voice revenue per minute. Cellular operators in Israel have lower average voice revenues per minute than in most developed calling party pay economies.  This is a consequence, among other things, of the strong competition and a heavily regulated environment. Following the reduction of Early Termination Fees and the entry of additional competitors to the cellular market and the intensified competition, the average voice revenue per minute further declined in 2012 as a result of the offering of Unlimited Packages at significantly lower ARPU which led to further price erosion (together with higher MOU).

High percent of Postpaid customers. The Israeli cellular market has a high percent of Postpaid customers (72%) compared to other developed countries.

High potential for mobile data.  We believe that there is a potential for growing mobile data revenues by increasing marketing efforts of new data devices (such as tablets and laptops) to increase usage of data together with the growth in our existing 3G subscriber base.

Calling party pays. In Israel, as in most of the world, the party originating the call pays for the airtime.  Cellular telephone network operators do not charge subscribers for calls received on their handsets, except while roaming abroad.

Annual churn rates.  The average annual churn rate in Israel in 2012 is estimated to be approximately 29%, which is higher than the churn rates in other developed economies. This churn rate reflects a material increase in churn rate attributed to the regulatory changes implemented in 2011 and 2012 such as the regulatory reduction of Early Termination Fees to a negligible amount and national roaming which facilitated the entry of additional competitors focused on gaining market share and offering Unlimited Packages at substantially lower prices.

Wireline Services

Landline Services

Bezeq operates approximately 2.3 million lines (at the end of September 2012) and provides local services. The second largest competitor in landline telephony services is Hot, a provider of cable TV services, which started landline operations in late 2003. Hot’s network has been upgraded to offer Internet, data and voice services.

In recent years, Bezeq has experienced a significant drop in its traffic volume.  Bezeq is a monopoly and thus subject to enhanced regulatory scrutiny, including supervision of tariffs.

For a policy paper published by the Minister of Communications in May 2012, liaising the creation of a wholesale market of landline services in Israel and the annulment of certain structural limitations currently imposed on the Bezeq and Hot groups see "Competition" below.

We and Netvision (now our wholly owned subsidiary) entered this market in 2006. Partner entered this market in 2007, Smile Telecom entered this market in 2006 and Bezeq International (VOB only) entered this market in 2009, bringing to a total of seven players.

Broadband and Internet services

The Israeli broadband market is characterized by a regulatory structural separation between the providers of the internet infrastructure and the internet access service. Based on Bezeq and Hot reports, at the end of September 2012, there were approximately 1.921 million subscribers, and the household penetration rate was approximately 87%. The only providers of infrastructure in the market are Bezeq through DSL technology and Hot through cable. DSL services were launched by Bezeq in 2000 and currently represent a 52% share of broadband connections.  Cable modems, which account for the rest of the market, have been available since 2002.

Hot announced in 2010 it has completed the upgrade of its network to UFI (Ultra Fast Internet) network and Bezeq announced it will complete upgrading its network to high speed NGN (New Generation Network) in 2012. In December 2011, Bezeq announced it will start a limited trial to test a Fiber to the Building (FTTB) and Fiber to the home (FTTH) network.  In February 2010, the Ministry of Communications provided a trial license to the Israeli Electric Company, or IEC, allowing it to use its fiber optic infrastructure to provide transmission services to other operators. In January 2013, IEC was formally allowed to engage in communications activity by the Ministry of Finance and in February 2013, it received the approval of the Israeli Ministry of Energy and Water. In March 2011, the Israeli government  approved the establishment of a new communications company that will be granted the exclusive right to use the Israeli Electric Company's optic fiber infrastructure for the provision of broadband transmission services. The new company will be controlled by a private investor which may not hold any means of control in another communications company, and the IEC will own the minority interest in this new company. The IEC is expected to begin the deployment in the end of 2013.

Transmission and landline data services are provided by Bezeq, Hot, Partner (who acquired Med-1's operation in 2006) and us. These services are provided to business customers and to telecommunications operators.

Internet access is currently provided by three major Internet service providers, or ISPs: Netvision (our wholly owned subsidiary), Bezeq International, Smile Telecom (a subsidiary of Partner), and some other smaller players. Hotnet, a subsidiary of Hot, began providing ISP services in February 2012. We estimate the market share of the three largest ISPs to be similar, with each holding around one third of the market. All three major providers are also suppliers of international voice services. Partner entered this market in December 2008.

Until 2011, the Israeli ISPs were connected to the World Wide Web through an underwater communications cable owned and operated by Mediterranean Nautilus Ltd., a subsidiary of Telecom Italia SpA. In December 2011, Bezeq International announced that its own underwater communications cable was operational and in February 2012, the Tamares Group's underwater communications cable, owned by the British businessman Poju Zabloudowicz commenced operations. These additional underwater cables have increased the effective bandwidth of international data connectivity and reduced costs for ISPs. However, proposed regulation published for public comments by the Ministry of Communications in

November 2011, proposes certain limitations on the terms of agreements with Med Nautilus, which would, among others, limit the discounts and capacity Med Nautilus may provide and force ISP providers (other than Bezeq International) to purchase capacity on less favorable terms and prices.

International voice services

International voice services in Israel have been open for competition since December 1996. Until then, Bezeq International, was the only supplier of such services. There are currently eight? players in this market. The three major players are: Bezeq International, Netvision (our wholly owned subsidiary) and Smile Telecom. The other players are: Xfone Communications, Telzar International Communications Services Ltd. and Rami Levy, Golan and Hot (through wholly owned subsidiaries or affiliates). The market share of the three major players is similar, with each having approximately 31-33% market share. Entry barriers to this market are low, technological alternatives such as Skype are commonly used and competition is intense.

Multichannel television

The multichannel pay-TV market is also highly penetrated with levels above those of most developed economies.  Multichannel pay-TV services are provided by Hot and by YES, a subsidiary of Bezeq. Digital terrestrial television (DTT) broadcasting was commercially launched in 2010, and may affect the level of competition in this market and attract additional players, that may use the DTT as a basic service to be bundled with additional IPTV or Over the Top (OTT) channels. In February 2011, the Israeli government decided to enlarge the DTT service from 5 channels to 16 channels in two years.

See "Item 4. Information on the Company – B. Business Overview – Government Regulations – Competition" for the Minister of Communications' policy document regarding its decision to annul structural limitations in the communications market and create a wholesale market for landline services.

Business Strategy

Our goal is to strengthen our position as a leading Israeli telecommunications group. The principal elements of our business strategy are as follows:

·
Offering our customers comprehensive mobile and wireline solutions. We  offer our customers a wide range of mobile and wireline telecommunications services and comprehensive packages of telecommunications services We offer a one stop shop for the group's portfolio of services, in both customer service and sales and offer a comprehensive communication packages, comprising of services of both companies, as we did with the "Cellcom Total" and "Cellcom Total for businesses" pricing plans. In addition, we intend to continue to leverage our leading position and large market share in those businesses for cross-sales and the offering of new services which are found to be synergetic to those businesses, in order to increase our overall revenues and market share.

·
Growing and developing of our Mobile Data. We view Mobile Data as a significant growth engine for our business. Accordingly, during 2012, we upgraded our Carrier Ethernet network in order to enable the provision of data services at higher speed and capacity and enhanced and expanded both our UMTS/HSPA+ network and our GSM/GPRS/EDGE network, primarily in urban areas, by adding infrastructure to improve outdoor and indoor coverage including through UMTS/HSPA 850 MHz sites. Also, we put an emphasis on marketing data products which enable data usage and services, including smartphones, tablets and laptops and were the only cellular operator in Israel to market iPad products. We intend to continue to invest in the improvement and upgrade of our high speed UMTS/HSPA+ network, to enhance its capacity and increase its speed, as well as enhance our readiness towards a 4G technology, in order to permit higher-quality and higher-speed multimedia content transmission, which is one of the factors in subscriber selection of, and loyalty to, a cellular operator. In 2013 we plan to continue our efforts in expanding data services usage and revenues, focusing on increasing sales of data-enabled devices such as tablets, modems, laptops and smartphones.

·
Growing in wireline services. We intend to continue to expand our landline business with both private and business customers. For private customers, we provide ISP, VOB services (via Bezeq's and Hot's infrastructure) as well as ILD services. The development of wholesale landline services as decided by the Ministry of Communications in May 2012, if and when becoming available and efficient, will enhance our ability to offer such services and compete with the incumbents, Bezeq and Hot as well as other competitors in these markets, specifically in relation to residential landline services where our market share is currently non-material. For details of the wholesale market see also "Item 4. Information on the Company – Government Regulations – Competition". For business customers, following the merger with Netvision, we provide a wide range of telecommunications services, including cellular, ISP, ILD, landline telephony services, as well as hosting and data security services.  These, combined with approximately 1,600 kilometer inland fiber-optic network, our microwave infrastructure, and Netvision's high penetration in business parks and industrial centers, provide us with the ability to selectively offer cost-efficient landline telecommunications solutions to business customers and integrated offerings.

·
Offer new services that will complete our offering as a telecommunications group and are synergetic to our core businesses. We continue to develop new complementary businesses which leverage our varied capacities and are synergetic to our core business. We have identified the NFC (Near Field Communication) based cellular credit card services and the television services over the internet (known as Over the Top TV, or OTT TV) as potential synergetic and complementary services to our core business. The cellular credit card services are developed by us in cooperation with major third parties and offer an innovative alternative to the traditional use of credit cards. We have been developing an OTT TV solution, which would allow us, when it is completed and should we decide to launch it, to offer as an attractive alternative to the traditional cable and satellite television services currently offered in Israel by Hot and Yes (a subsidiary of Bezeq).

·
Optimization of cost structure. We continue our efforts to control costs and improve our efficiency. In 2012 we utilized the synergies created by the acquisition of Netvision, including the merger of our and Netvision's headquarters and our and Netvision's business customers operations and the transfer of Netvision's employees to our headquarters' facilities in Netanya, in order to optimize associated costs and improve the service to our business customers by providing them a one stop shop service. We have also taken other aggressive efficiency measures, through adjustments to the existing head count, a reduction in overhead expenses and improvement of work processes. We plan to aggressively continue cost cutting initiatives in 2013, including substantial organizational and personnel changes. .

Cellular Services and Products

As of December 31, 2012, we provide cellular communications services to approximately 3.199 million subscribers, including basic cellular telephony services, text and multimedia messaging, data and other value-added services as well as handset sales. Not all services are supported by all handsets or by all of our networks.

We offer our cellular subscribers a variety of usage and segment pricing plans and in 2012 we began offering packages combining cellular services with other communications services our group offers, such as the "Cellcom Total" pricing plan, offering a package of unlimited voice and SMS usage, cellular data, ISP, landline and ILD services for home and a similar pricing plan tailored for small and medium businesses, offering a package of unlimited voice and SMS usage, cellular data, extended repair services, IP switchboard, ISP, landline and ILD services for the office. We offer two methods of payment: pre-paid and post-paid. Pre-paid services are offered to subscribers who pay for our services prior to obtaining them, usually by purchasing our “Talkman” pre-paid cards or “virtual” Talkman cards. Post-paid services are offered to subscribers who are willing to pay for our services through banking and credit arrangements, such as credit cards and direct debits. Following the regulatory annulment of Early Termination Fees in the cellular market, our new pricing plans do not include a commitment to purchase our services for a predefined period, other than in large business agreements. The marketing of Unlimited Packages for a fixed low monthly sum resulted in the transfer of many pre-paid subscribers into such post-paid Unlimited Packages.

Basic cellular telephony services

·
Our principal cellular service is basic cellular telephony. In addition we offer many other services with enhancements and additional features to our basic cellular telephony service. These services include voice mail, cellular fax, call waiting, call forwarding, caller identification and conference calling.

·
We also offer both an outbound roaming service to our subscribers when traveling outside of Israel and an inbound roaming service to visitors to Israel who can “roam” into our network. As of December 31, 2012, we had commercial roaming relationships with 545 operators in 179 countries based on the standard agreements of the GSM organization (an umbrella organization in which all the cellular operators operating with GSM technology are members).  In addition, as of December 31, 2012, we had 3G roaming arrangements with 277 of these operators, in 113 countries, enabling our 3G roamers to use data services abroad.

Value-added and data services

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

SMS and MMS services.  These messaging services enable subscribers to send and receive text, photos, multimedia and animation messages.

Access to third party application providers.  We provide our subscribers with access to certain services offered by third party application providers.  These services include vehicle-fleet management, remote management of various controllers, location based services, such as a navigator and locating various establishments in their vicinity and information and content services, some also provided by us, using various platform and including news headlines, sports results, and traffic and weather reports.

Data services. We offer our subscribers data services  they can use with handsets (in supporting models), cellular modems, laptops and tablets. We provide our customers with a variety of "internet surfing packages" for that purpose.

We have established relationships with content providers to provide us content for our value-added services, including Logia Development and Content Management Ltd., or Logia, to manage and develop cellular content in Israel exclusively for us.

Handsets

We sell a wide selection of handsets (which for purposes of this report may include other types of cellular end-user equipment, such as tablets) designed to meet individual preferences.  Prices of handsets vary based on handset features and special promotions. In most cases, handsets are to be paid in 36 monthly installments. We offer a variety of handsets from world-leading brands such as Apple, LG, Nokia, Samsung, Sony, HTC, ZTE, Alcatel and RIM. The vast majority of our handset sales in 2012 have been by Apple and Samsung. The handset models we sell offer Hebrew language displays in addition to English, Arabic and Russian (in most of the models). We are also required to provide cellular services to subscribers who did not purchase their handsets from us, provided that the handset model has been approved for use by the Ministry of Communications. We offer our subscribers an extended handset warranty as well as repair and replacement services for most handsets, in approximately 40 locations, including through our wholly owned dealer. See also "Customer Care" below.

We also sell modems, tablets and laptops to promote our data services.

In November 2001, we entered an agreement with Suny for the provision of maintenance and repair services which will be provided to us in relation to Samsung products that we shall purchase from Suny. Other conditions, including price of products, are agreed between us and Suny from time to time.

In 2009, we entered an agreement with Apple Sales International, for the purchase and distribution of iPhone handsets in Israel. Under the terms of the agreement, we committed to purchase a minimum quantity of handsets over a period of three years. Such commitment was satisfied in 2011.

In March 2012, we entered into an agreement with Apple Sales International for the purchase and distribution of  iPad products in Israel. Under the terms of the agreement we have committed to purchase a minimum quantity of iPad products over a period of three years, which is expected to represent a significant portion of our expected total tablets purchase amount over that period. The total amount of the iPad products' purchases will depend on their purchase price at the time of purchase.

Landline services

In addition to our cellular services, we provide landline telephony, transmission and data services, using our approximately 1,600 kilometers of inland fiber-optic infrastructure and complementary microwave links. We have offered transmission and data services since 2001. We received a license to offer landline telephone service in April 2006 and, since July 2006, have been offering this service to selected businesses. Through our NGN system, we were the first landline operator in Israel to provide advanced, voice and data services, to selected business customers, as of February 2008. In addition, Netvision also offers landline services to both private and business customers, focusing on the private sector. For further details, please see below in this Item 4. – B. under the caption "NETVISION".

An effective wireline wholesale market, if and when made available, will facilitate our and Netvision's growth and allow us (as well as our competitors) to provide a wider selection of services at competitive terms. The annulment of the structural limitations in the Bezeq group and change of the supervision on Bezeq tariffs from fixed to maximum tariffs, could adversely affect our ability to compete with Bezeq. See "Item 4. Information on the Company – Government Regulations – Competition" for additional details regarding the wireline wholesale market and the establishment of a new communications company that shall be granted the exclusive right to use the Israeli Electric Company's optic fibers infrastructure for the provision of broadband transmission services. See "Item 3. Risk Factors – Risks related to our wholly owned subsidiary Netvision – Changes in regulatory environment could adversely affect Netvision's business" for risks relating to our landline operations and our ability to grow in that market.

Network and Technology

General

Our network has developed over the years since we commenced our operations in 1994 and we now have dual cellular and wireline capabilities.

Our “third generation” UMTS/HSPA+, or high-speed downlink packet data access, technology, offers full interactive multimedia capabilities with current data rates of up to 42 Mbps on the downlink path and up to 4 Mbps on the uplink path. In 2013 we intend to further increase the downlink path speed up to 84 Mbps in selected urban areas. This network, considered to be a “3.9/4G” technology, is a network that uses the same core as our GSM/GPRS/EDGE network. Our UMTS/HSPA+ network covers substantially all of the populated territory in Israel. Moreover, our UMTS/HSPA+ network supports new types of services that require higher throughput and lower delay, such as video conferencing.

Our “second generation” GSM/GPRS/EDGE 1800MHz network allows for voice calls, data transmission and multimedia services, like video streaming and video live (using the EDGE technology), although at slower speeds than our UMTS/HSPA+ network. Our GSM/GPRS/EDGE technology is an advanced second-generation technology and considered to be a “2.75G” technology.  It enables us to deliver multimedia and services at speed rates that are higher than the rates offered through regular “second generation” digital cellular technology.  Packet data rates vary from 50 Kbps to 200 Kbps, depending mainly on handset capabilities. In addition, in the case of coverage gaps and for services supported by our GSM/GPRS/EDGE technology, the network provides an adequate fallback and capacity relief for our UMTS/HSPA+ network by means of smart features and network load sharing.  Most of our voice traffic uses the GSM/GPRS/EDGE network and most of the data traffic uses the UMTS/HSPA+  networks.

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

Infrastructure

We have built an extensive, durable and advanced cellular network system, enabling us to offer high-quality services to substantially the entire Israeli populated territory. Since maintaining a high-quality network is a basic element in our business strategy, we seek to satisfy quality standards that are important to our subscribers, such as high voice quality, high data rate packet sessions, low “blocked call” rate (calls that fail because access to the network is not possible due to insufficient network resources), low “dropped call” rate (calls that are involuntarily terminated) and deep indoor coverage. Therefore, we have made substantial capital expenditures and expect to continue to make capital expenditures on our network system, although given the adverse effects on results of operations in 2012, which we expect will continue to adversely affect our results of operations, such expenditures are likely to be lower than in previous years. As of December 31, 2012, we had invested an aggregate sum of NIS 9.091 billion ($2.435 billion) on our network infrastructure since our inception in 1994 (not including investments made by Netvision).

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

Since 2010 we have enhanced and expanded both our UMTS/HSPA+ network and our GSM/GPRS/EDGE network, primarily in urban areas, by adding infrastructure to improve outdoor and indoor coverage including through UMTS/HSPA 850 MHz sites. As of the end of 2012 we had deployed UMTS/HSPA 850 MHz sites through substantially all of the populated areas of Israel and have substantially completed our UMTS/HSPA 850 MHz deployment.

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

Pursuant to the requirements of our license (as well as the licenses of the other telephony service providers in Israel), our network is interconnected, either directly or indirectly, to the networks of all other telephony service providers in Israel. Our network monitoring system provides around-the-clock surveillance of our entire network. The network operations center is equipped with sophisticated systems that constantly monitor the status of all switches and cell sites, identify failures and dispatch technicians to resolve problems. Operations support systems are utilized to monitor system quality and identify devices that fail to meet performance thresholds.  These same platforms generate statistics on system performance such as dropped calls, blocked calls and handoff failures. Our network operations center is located in our Netanya headquarters. In addition, we have partial duplicate back up centers in Kiryat Gat and Ramle, located approximately 80 and 40 kilometers, respectively, south of Netanya and a disaster recovery plan, or DRP, for all our engineering systems.

Network design

We have designed our GSM/GPRS/EDGE and UMTS/HSPA+ networks in order to provide high quality and reliability well beyond the requirements set forth in our license while using a cost-effective design, utilizing shared components for our networks, where applicable.

We have a DRP for all of our engineering systems, aimed at increasing our network's survivability in case of damage to any of its elements. The DRP also provides our network with additional advantages including increased capacity and advanced qualities. In 2013 we intend to continue to improve our recovery periods.

Our primary objective going forward is to continually improve and upgrade our high speed UMTS/HSPA+ network, mainly by enhancing its capacity and increasing its speed, in order to allow for the fast growth of data usage on our network. At the same time we intend to continue to perform extensive optimization work to provide our subscribers with maximum capability to support video and other broad-bandwidth content and enhance our readiness to 4G technology. Actual implementation of 4G technology would be dependent on the allocation of frequencies. See also "Item 3. Risk Factors – We may be adversely affected by significant technological and other changes in the cellular communications industry".

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

Spectrum allocation

Spectrum availability in Israel is limited and is allocated by the Ministry of Communications through a licensing process. We have been allocated 2x10 MHz in the 850 MHz frequency band used by our TDMA network (until its shutdown in December 31, 2011) and currently by our UMTS/HSPA 850 MHz base stations, deployed for coverage improvement, and 2x17 MHz in the 1800 MHz frequency band used by our GSM/GPRS/EDGE network. In addition, the Ministry of Communications awarded us 2 x 10 MHz and 1 x 5 MHz in the 1900 - 2200 MHz frequency band for our UMTS third generation FDD and TDD spectrums, respectively. In December 2008, we returned the TDD spectrum to the Ministry of Communications, after not being able to use that spectrum since it was awarded to us in 2004, due to unavailability of supporting equipment. We believe that our available spectrum is sufficient for our current needs. However, in light of the growing demand for data consumption and 4G technology, we will be required to purchase additional spectrum in the future. We were not allowed to participate in the UMTS spectrum tender published in September 2010 by the Ministry of Communications and there is no assurance that additional spectrum will be made available to us in the future to satisfy our needs and plans or at all. See also "Item 3. Risk Factors – We may be adversely affected by significant technological and other changes in the cellular communications industry".

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

Our optical transmission network is deployed from Nahariya in the north to Beer Sheva in the south and Afula and Jerusalem in the east, consisting of approximately 1,600 kilometers.  The fiber-optic network reaches most of the business parks in the country and is monitored by a fault-management system that performs real-time monitoring in order to enable us to provide our subscribers with high quality service. In order to efficiently complete our transmission network’s coverage to substantially the entire country, we use a microwave network as a complementary solution in those areas that are not served by our fiber-optic network.  As of December 31, 2012, we had deployed approximately 3,000 microwave links to both our cell sites and subscribers.

In 2012 we upgraded our transmission network to support a downlink path speed up to 42 Mbps and intend to continue to upgrade it up to 84 Mbps in selected urban areas in 2013. We further upgraded the capabilities of our IP management system, to support data  surfing growth and speed.

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

In July 2010, we entered into an agreement with Amdocs (Israel) Limited, or Amdocs Israel, for the provision of operation, maintenance, management and development services for our billing and customer care system, which were previously performed partly by Amdocs UK and Amdocs Israel and partly by our employees.  Amdocs Israel is obligated to provide us with such services for a period of eight years (until August 2018) and after 30 months from entering into this agreement and until August 2016 we have an option to terminate the agreement subject to the delivery of a prior written notice and payment of certain amounts decreasing over time. Under the agreement, the parties generally have limited liability for direct damages of up to the value of the agreement for each year subject to certain additional exceptions to the limitation.

Netvision uses a billing system supported internally and by Intec and a customer care system provided by PeopleSoft and supported by Matrix for Oracle.

We use Nortel’s CTI system for the management of incoming calls to our telephonic call centers.

Our customer care system presents our customer care employees with a display of a subscriber’s profile based on various usage patterns. This enables us to provide a service based upon information for that particular subscriber. We also use a knowledge management system relating to our various services and products by Aman, branded "Cellcopedia".

We use ERP solutions provided by SAP, and Netvision uses ERP solutions provided by Priority.  We use a data warehouse based on an Oracle data base system and various data mining tools, ETL by Informatica and reports generated by Cognos. The data warehouse contains data on our subscribers’ usage and allows for various analytical segmentation of the data.

Sales and Marketing

Sales

As part of our strategy to fully penetrate every part of the Israeli market, we try to make the purchase of our services as easy and as accessible as possible, while making our sales lineup more cost efficient. Our efforts to adjust our sales operation with the changing market conditions includes closing and uniting points of sale and elimination of duplicates and transfer to more cost effective channels such as the reduction of door to door sales and increase of telephonic sales. We offer pricing plans, value-added services, handsets, accessories and related services through a broad network of direct and indirect sales personnel. We design pricing plans and promotional campaigns aimed at attracting new subscribers and enhancing our ability to retain our existing subscribers. We offer our subscribers rebates and other benefits for handset purchases. Before January, 1, 2013, these rebates were mainly in cellular services.  We pay our independent dealers commissions on sales, while our direct, employee sales personnel receive base salaries plus performance-based incentives. All of our, and our dealers', sales and other customer-facing stuff, go through extensive training prior to commencing their work. Our distribution and sales efforts for subscribers are conducted primarily through five channels:

 Points of sale.  We distribute our products and services through a broad network of physical points of sale providing us with nationwide coverage of our existing and potential subscriber base.

We operate directly, using our sales force and service personnel, in approximately 30 physical points of sale and service, after closing 5 points of sale and service in 2012 and the beginning of 2013, mostly located in shopping centers and other frequently visited locations to provide our subscribers with easy and convenient access to our products and services. We may close additional walk-in centers in 2013.

We also distribute our products and services indirectly through a chain of dozens of dealers (including our own wholly owned dealer – Dynamica) who operate in approximately 120 points of sale throughout Israel. Our dealers are compensated for each sale based on qualitative and quantitative measures. We closely monitor the quality of service provided to our subscribers by our dealers. In our efforts to penetrate certain sectors of our potential subscriber base, we select dealers with proven expertise in marketing to such sectors.

Telephonic and door-to-door sales.  Telephonic sales efforts target existing and potential subscribers who are interested in buying or upgrading handsets and services. Our sales representatives (both in-house and outsourced) offer our customers a variety of products and services, both in proactive and reactive interactions. The door-to-door sales team target the door-to-door subscribers based on market surveys that we regularly conduct and database analysis. In 2012 we reduced our door-to-door efforts and switched to more efficient sales channels such as the telephonic sales.

Account managers.  Our direct sales force for our business customers maintains regular contact with our medium and large accounts, focusing on sales of cellular and wireline services, customer retention and tailor-made solutions for the specific needs of such customers. We are in the process of restructuring our service to small and medium business customers in further reliance on telephone account managers. Sales to larger business customers or governmental and local authorities sometimes involve participation in the customer's tender process.

Internet Sales – We offer our customers the ability to purchase our products and services through our internet site and our smartphone application and invest efforts in directing our customers towards self service channels.

Marketing

Our marketing strategy emphasizes our market leader position, our value for money to  families and small businesses and the offering of a comprehensive solution to their communication needs in such plans as our successful "Cellcom Total" pricing plan, combining a package of unlimited voice and SMS usage, cellular data  , ISP, landline and ILD services for families and "Cellcom Total for Businesses" combining a package of unlimited voice and SMS usage, cellular data , extended repair services, IP switchboard, ISP, landline and ILD services for the office for small and medium businesses. We aim to provide our customers a comprehensive quality experience through the various means of communications that they use, including their mobile handset, tablet and  laptop. Alongside our focus on Unlimited Packages for a fixed sum, we have substantially reduced the number of calling plans available to our customers, thus reducing the back office operation.

 From surveys that we conduct from time to time, we learn that subscribers base their choice of cellular provider primarily on the following parameters: general brand perception; perceived price of services and handsets; level of customer service; perceived quality of the network; and selection of handsets and their compatibility with their needs. Our marketing activities take into consideration these parameters and we invest efforts to preserve our subscriber base and attract new subscribers.

We leverage our extensive interactions with our customers to provide the requested services and also to cross- and up-sell cellular and wireline products and services according to customer needs usage trends and profitability, mostly by using advanced CRM models, to increase customer satisfaction, loyalty and revenues.

We regularly advertise in all forms of media, including in promotional campaigns. We also use "one to one" promotional campaigns such as advertisements in our subscribers' monthly bill and in incoming IVR. Our marketing and branding campaign has been very successful and highly acclaimed among the Israeli public. The campaign promoting "Cellcom Total" pricing plan, focusing on the comprehensive solution proposed for the family, was ranked four times "the most liked commercial of the week" in a survey conducted weekly by "Globes", a leading business newspaper in Israel. In addition, the Netvision campaign, launched at the beginning of 2013, focusing on Netvision's customer service and customer satisfaction, was also ranked "the most liked commercial of the week" by the same survey. We believe that the success and public response that the campaigns generated, is the result of the relevancy of their messages to our customers, indicating the success of our focus and differentiation from our competitors.

Cellcom was ranked by Globes as the leading and strongest brand of Israel’s communications market in 2012 for the second year in a row. According to an annual survey conducted in 2011 by 'The-Marker', an Israeli business newspaper, we were the only cellular operator to improve its ranking compared with previous year's results and were placed in the leading position in the cellular sector. We believe that our strong brand recognition gives us the high level of market exposure required to help us achieve our business objectives.

Customer Care

Our customer service unit is our main channel for preserving the long-term relationship with our subscribers. We focus on customer retention through the provision of quality service and customer care. In order to achieve this goal, we systematically monitor and analyze our subscribers’ preferences, characteristics and trends by developing and analyzing sophisticated databases. We then adopt services that are aimed to respond to subscribers’ needs and preferences. In addition, subscribers are encouraged to subscribe to additional value-added services, mobile data and content services as well other communications services such as ISP, landline and ILD services, in order to enhance customer satisfaction and increase ARPU, with a specific focus on bundles of services. We invest large resources in the quality of our service to our customers. Our customer care representatives receive extensive training before they begin providing service and thereafter regularly undergo training and review of their performance. We provide our customer care representatives with a continually updated database, thus shortening the interaction time required to satisfy the customer’s needs and preventing human errors and closely monitor the service provided by them, in order to assure its quality. We constantly review our performance by reviewing customers applications and conducting surveys among our subscribers in order to ensure their satisfaction with our services and to improve them as necessary. In addition, we constantly apply preventive and preemptive measures aimed at reducing churn.

According to the leading Israeli consumer organizations "Public Trust" and the Israeli Consumers Council reports for each of the years 2009, 2010 and 2011, we provide the best quality of customer care in the Israeli cellular market and received the lowest rate of customer complaints even though we have the highest number of subscribers in the Israeli cellular market.

According to Ministry of Communications report for 2010 and 2011, published in March 2012, we have the lowest justified complaint rate among cellular operators, in both 2010 and 2011.

In our efforts to adjust our costs to the new market conditions we have closed or unified walk in centers in neighboring locations, reduced call centers and changed the location of others, operating them in a more cost effective fashion, while placing greater focus on self- service channels. In order to respond to subscribers’ needs in the most efficient manner, our customer support and service network offers several channels for our subscribers:

Call centers.  In order to provide quick and efficient responses to the different needs of our various subscribers, our call-center services are divided into several sub-centers: general services; technical services; billing; sales; international roaming; and data and internet. The call center services are provided in four languages: Hebrew, Arabic, English and Russian. We regularly monitor the performance of our call centers. We currently operate call centers in eight locations throughout Israel, three of which are outsourced. In 2012 we witnessed a decrease in calls to our calls centers. During peak hours our call centers have the capability to respond to 600 customer calls simultaneously. We are making efforts to reduce the number of calls to our call centers by offering simple price plans and promoting our self service channels.

Walk-in centers.  As of December 31, 2012, we independently operated approximately 30 service and sales centers after closing 5 points of sale and service in 2012 and the beginning of 2013, with approximately 120 additional sale and service points operated by our dealers (including our wholly owned dealer - Dynamica), covering almost all the populated areas of Israel. We may close additional walk-in centers in 2013. These centers provide a walk-in contact channel and offer the entire spectrum of products and services that we provide to our subscribers and potential subscribers (the majority of which are provided in our dealers' sale and service points as well), including handset sales,  accessories sales (by our wholly owned dealer Dynamica), upgrades and other services, such as bill payment, pricing plan changes and subscriptions to new services. These stores are mostly located in central locations, such as popular shopping malls. Our walk-in centers also serve as a contact point for our subscribers who need repair services. Our subscribers deposit their handsets for repair in our walk-in centers and receive the repaired handset after two business days in the same center or at a location of their choice by a courier.  The repair services are conducted in a central lab.

Self-services.  We provide our subscribers and potential subscribers with various self-service channels, such as interactive voice response, or IVR, web-based services, automatic and live chat and mobile phone application where they can receive general and specific information, including pricing plans, account balance, information regarding our various services and products and trouble shooting and handset-operation.  We invest efforts in directing our customers to use self-service channels.

Our business sales force and back office personnel also provide customer care to our business customers. We are in the process of restructuring our service to small and medium business customers to further rely on telephone account managers. We offer our business customers repair services by a dispatch service collecting and returning the repaired handset within two business days, during which time, the customer is provided with a substitute handset, free of charge.

All of our service channels are monitored and analyzed regularly in order to assure the quality of our services and to identify areas where we can improve.

We constantly invest time and efforts making our services compatible to persons with disabilities. We provide customers with disabilities convenient accessibility to our premises and adapted products and services, well beyond the requirements of the law, including sign language customer care at our walk-in services, free dispatch services, and the option to receive sales and support services in the customer's home. We work closely with Accessibility Israel, a leading Israeli non-profit organization advancing accessibility for persons with disabilities in Israel and train our representatives to provide accessible service to all our customers.

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

 Competition

There is intense competition in all aspects of the cellular communications market in Israel, which intensified further in 2012, and we expect this to continue in the future, due to the highly penetrated state of our market and new competition, aided by regulatory changes. We currently compete for market and revenue share with seven other cellular communications operators: four MNOs ( Partner, Pelephone, Hot Mobile and Golan) and three MVNOs (Rami Levy , Home Cellular and Alon Cellular). For details of changes of ownership in the Israeli communications market since 2009, see "Item 4. Information on The Company - Business Overview - The Telecommunications Industry in Israel - Cellular Services".

Our estimated market share based on number of subscribers was approximately 31.9% as of December 31, 2012. Estimated market shares at such time of Partner, Pelephone, Hot Mobile and  Golan were approximately 29.5%, 28%, 7.6% and 1.8%, respectively and the MVNOs' market share is estimated to be 1.2%.

The competition in the cellular communications market increased following the launch of Pelephone's UMTS/HSPA network in 2009 and regulatory and other changes in our market. The competition has intensified following the compulsory reduction of cellular Early Termination Fees to a negligible amount in February 2011 (and their subsequent annulment), which eliminated the transfer barrier between operators and the formation of communications groups. The intensified competition led to the offering of packages at lower average prices per minute, resulting in accelerated price erosion, a materially increased churn rate, and increased subscriber acquisition and retention costs due to a materially increased rate of gross recruitment of subscribers. In May 2012, the competition further drastically intensified following the entry of additional cellular operators to the market, specifically the launch of two new UMTS operations by Hot Mobile and Golan, without having to first invest in building their own network and using national roaming on Pelephone's and our networks (respectively) and aiming to win market share in the private sector as quickly as possible by introducing significantly lower tariffs than market level at that time (as their respective commitments to pay the license fee which amounts to approximately NIS 705 and 360 million, respectively, would be reduced to an immaterial amount, and the bank guarantees of their commitments would be returned to them, if they respectively gain a 7% market share in the private sector (taking into consideration subscribers, revenues and minutes of use market shares) within 5 years. This has caused a substantial decrease of prices made by all competitors, including us. As a result, and in an attempt to increase customers acquisition rate and gain market share, Golan and Hot Mobile have offered even lower tariffs, including free of charge Unlimited Packages for a limited period of time (up to four months), which were matched by other operators in the fourth quarter of 2012 and the beginning of 2013. This has led to a material increase in the churn rate, price erosion (due in part to substantial transfer of prepaid customers to postpaid pricing plans) and a material decrease in revenues and profitability for us.

Competition may intensify further as a result of the occurrence of any of the events described under “Item 3. Key Information – D. Risk Factors – Risks related to our Business – We face intense competition in all aspects of our business”.

In the handsets market, we are competing with numerous vendors, chain stores and importers' stores. Recent regulatory decisions, alleviating the regulatory requirements on the import to and the sale of handsets in Israel, coupled with regulatory decisions preventing cellular operators from making any linkage between handsets sale and cellular services, led to the entry of additional competitors into the market, to significantly increased competition and decreased sales for us. See "Item 4. Information on The Company - Government Regulations – Tariff Supervision" for additional details.

We believe that full and comprehensive mobile and wireline solutions would benefit our competitive standing, and are therefore focusing extensive marketing and sales efforts on bundles of cellular and wireline services. The principal competitive factors in the cellular market include general brand perception, perceived price, customer service and handset selection. In addition, mobile data and other value-added services constitute a potential growth engine for increasing revenues from subscribers and are also an important factor in selecting a cellular provider.

In the content provision market, we compete also with international media providers and handsets manufacturers, such as Apple, Google and Nokia, who have opened their own content enabling stores and have changed the traditional role of the cellular operator from the content provider into one of many content providers, competing to provide content to the operator's subscribers. The "Open Garden" international trend was facilitated by technological changes allowing high speed internet surfing and supporting handsets and has changed customers' consumption habits from surfing and downloading content mainly through the cellular operator's portal, to an off-portal surfing and content downloading as well as growing demand for internet surfing and content in general. In addition, the regulatory changes which requires us to block by default content purchasing by our subscribers and allow it only upon a customer's request, resulted in a substantial decrease in our revenues from content in 2012.

In the wireline communications market, in May 2012, the Israeli Minister of Communications published a policy document adopting the main recommendations of a public committee previously appointed by the Ministry to examine Bezeq's tariffs structure and tariffs for wireline wholesale services and to review the possible annulment of the structural limitations currently imposed on Bezeq and its subsidiaries. The policy includes mainly the following: (1) An effective wholesale telecommunications access markets in Israel will be created, as Bezeq and Hot will allow other operators that do not own an infrastructure, to use their infrastructure in order to provide services to end users. (2) The structural separation between an owner of wireline infrastructure and its international landline operator and internet service provider affiliates shall be annulled within nine months from the date of execution of an agreement between such owner of wireline infrastructure and another operator which has a significant market share and shall be replaced by an accounting separation, unless the Minister of Communications finds that such annulment may considerably harm the competition or the public. The Minister of Communications shall consider providing leniencies in relation to or annulment of the structural separation between an owner of wireline infrastructure and its cellular operator affiliate according to the pace of development of a wholesale market and the state of competition in the market. In case an effective wholesale market does not develop within twenty four months from the date of the policy document, the Ministry of Communications shall act to impose a structural separation in the owners of the wireline infrastructure between the infrastructure and the services provided through this infrastructure. (3) The Minister of Communications shall annul the structural separation in relation to television broadcasting services if there is a reasonable possibility to provide a basic package of television services through the internet by providers without a national landline infrastructure. The Minister of Communications shall consider imposing a requirement to provide television broadcasting services for the same price within a package of telecommunications services and separately. (4) Change of the supervision on Bezeq retail tariffs to setting maximum tariffs rather than the current setting of fixed tariffs within six months from the date of execution of an agreement between Bezeq and another operator. (5) The wholesale market's tariffs and terms of agreement shall be agreed through negotiations between the owners of the wireline infrastructure (Bezeq and Hot) and the other operators. An infrastructure owner that reaches an agreement with such other operator shall be obligated to offer the same terms, without discrimination, to all operators, including its affiliates. The Ministry of Communications shall intervene in the negotiations or in the terms of the agreement between the parties in case an agreement has not been reached within six months from the date of the policy document or in case the agreement between the parties includes terms that may harm the competition or the public or other operator's affairs. In addition, the Ministry of Communications may intervene in a retail tariff that was set by the owner of wireline infrastructure or its affiliate that may harm the competition, through changing of the wholesale tariff. We are negotiating with Bezeq the terms of such wholesale agreement. Partner has already reached some understandings with Bezeq and in February 2013, Xfone Communications, an ILD operator that does not have a significant market share, announced entering a wholesale agreement with Bezeq.

In February 2013, the Ministry of Communications published a hearing regarding interconnect tariffs payable to land line operators in which the Ministry of Communications recommends its reduction by approximately 70% (to NIS 0.0104). The Ministry of Communications noted that the cost model created for that purpose will be used to examine wholesale services costs as well.

In February 2010, the Ministry of Communications provided a trial license to the IEC, allowing it to use its fiber optic infrastructure to provide transmission services to other operators. In January 2013, the IEC was formally allowed to engage in communication activity by the Ministry of Finance and in February 2013, received the approvals of the Israeli Ministry of Energy and Water to do so. In March 2011, the Israeli government approved the establishment of a new communications company that will be granted the exclusive right to use the IEC's optic fibers infrastructure for the provision of broadband services to operators only, but the Ministry of Communications may allow it to offer its services directly to certain large business customers. The new company will be controlled by a private investor, which may not hold any means of control in another communications company, and IEC will own the minority stake in this new company. This initiative would increase our and our competitors capabilities to compete in the wireline market with Bezeq and Hot, and would increase competition in the wireline market.  The IEC is expected to begin deployment of its network at the end of 2013.

While an effective wholesale wireline market will enhance our ability (including through Netvision) to compete and extend our service offering, the recommendations regarding the structural separation and Bezeq's tariffs supervision, which were liaised together by the Ministry of communications' policy, may have a material adverse effect on our competitive capabilities and results of operation. For further details see below in this Item 4. B. under the "NETVISION". See also "Item 3. Risk Factors – Risks related to our wholly owned subsidiary Netvision – Changes in regulatory environment could adversely affect Netvision's business" for risks relating to our landline operations and our ability to grow in that market.

In response to the enhanced competition in our market and in the Israeli telecommunications market in general, we have implemented various steps and strategies, including:

·	acquiring Netvision to create a competitive communications group and offering comprehensive bundles of mobile and wireline solutions, such as the very successful "Cellcom Total" price plan.

·	investing significant resources in customer service and retention, as well as supporting information technology systems;

·	introducing innovative value-added services and data products;

·
taking aggressive efficiency measures through adjustments to the existing head count, a reduction in overhead expenses and improvement of work processes, in order to reduce costs and improve our agility;

·	investing in our network technology to ensure our ability to offer quality services and advanced services, both cellular and wireline services;

·	offering attractive pricing plans to subscribers, including cross sale and up sale of our and Netvision's services; and

·
identifying new opportunities to maximize our advantages as a cellular operator,  such as the offering of NFC based cellular credit card services which we intend to offer in 2013 and maximizing our advantages as a communications group, such as by providing television services over the internet, a solution we have been developing and may decide to launch.

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

We have registered approximately 30 domain names and approximately 120 trademarks, the most important of which are the star design, “Cellcom”, “Talkman” and “Cellcom Volume”. Netvision has registered approximately 90 domain names and approximately 65 trademarks, the most important of which are "Netvision" and "013 Netvision".  We are also the proprietor of a few registered patents.

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

·
We, our office holders and our interested parties may not be parties to any arrangement whatsoever with Bezeq or another cellular operator that is intended or is likely to restrict or harm competition in the field of cellular services, cellular handsets or other cellular services. For the purpose of the license, an “interested party” is defined as a 5% or greater holder of any means of control;

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

·
The license requires us to maintain a minimum standard of customer service, including, among other things, establishing call centers , maintaining a certain service level of our network, collecting payments pursuant to a certain procedure, protecting the privacy of subscribers; using a specific format for our agreement with our customers; to obtain an explicit request from our subscribers to purchase services, whether by us or by third parties, as a precondition to providing and charging for such services, including specific requirements as to format and a default blockage of the customer's ability to purchase certain services; to maintain a specific form of evidence of customers' request to purchase our services as a precondition to charging our customers  for those services, notifications we must provide them regarding the services ordered and the procedures for handling subscribers' objections as to billing and repayment of overcharged sums;

·
The license or any part thereof may not be transferred, pledged or encumbered without the prior approval of the Ministry of Communications. The license also sets forth restrictions on the sale, lease or pledge of any assets used for implementing the license;

·
We are required to obtain insurance coverage for our cellular activities. In March 2010 a purported class action was filed against us in that regard and subsequently dismissed. In addition, the license imposes statutory liability for any loss or damage caused to a third party as a result of establishing, sustaining, maintaining or operating our cellular network. We have further undertaken to indemnify the State of Israel for any monetary obligation imposed on the State of Israel in the event of such loss or damage.  For the purpose of guaranteeing our obligations under the license, we have deposited a bank guarantee in the amount of $10 million with the Ministry of Communications, which may be forfeited in the event that we violate the terms of our license.

In the event that we violate the terms of our license, we may be subject to substantial penalties, including monetary sanctions. In August 2012, the Communications Law was amended so as to set gradual financial sanctions on communication operators, for breach of their licenses, the sum of which shall be calculated as a percentage of the operator's income and based on the gravity of the breach. The maximum amount per violation that may be imposed is approximately NIS 1.6 million plus 0.225% of our annual revenue for the preceding year. The Ministry of Communications published criteria to be used for determining the sum of the imposed sanctions. Those include the impact on the competition, the duration of the violation, the number of subscribers affected, the benefit to the operator from the violation and prior violations. This amendment is expected to substantially increase the Ministry of Communications' usage of such sanctions. Substantial sanctions will harm our results of operations.  In the event that we materially violate the terms of our licenses, the Ministry of Communications has the authority to revoke them.

Other Licenses

Special general license for the provision of landline communications services

In April 2006, Cellcom Fixed Line Communications L.P., or Cellcom Fixed Line, a limited partnership wholly-owned by us, was granted a non-exclusive special general license for the provision of landline telephone communications services. The license expires in 2026 but may be extended by the Ministry of Communications for successive periods of 10 years.  We began providing landline telephone services in July 2006, concentrating on offering landline telephone services to selected businesses. The partnership deposited a bank guarantee in the amount of NIS 10 million with the Ministry of Communications upon receiving the license.  The provisions of our general license described above, including as to its extension, generally apply to this license, subject to certain modifications.  It should be noted that in addition to any 10% share transfer requiring the prior approval of the Ministry of Communications as noted in our general license, the special general license additionally requires prior approval for acquiring the ability to effect a significant influence over us.  In this context, holding 25% of our means of control is presumed to confer significant influence.

Data and Transmission License

In 2000, we were granted a non-exclusive special license for the provision of local data communications services and high-speed transmission services, which is effective until December 2017.  Following the grant of a special general license for the provision of landline telephone communications services to Cellcom Fixed Line, which also includes the services previously provided through our data and transmission license, our data and transmission license was amended in June 2006 to permit only Cellcom Fixed Line to be our customer of these services (and these services are now being provided to our customers through Cellcom Fixed Line). The provisions of our general and general specific licenses described above, including as to their extension, generally apply to this license, subject to certain modifications.

Services in Judea and Samaria

The Israeli Civil Administration in Judea and Samaria granted us non-exclusive licenses for the provision of cellular and landline services to the Israeli-populated areas in Judea and Samaria.  Those licenses are effective until December 31, 2013. We expect we will be able to renew this license without undue burden. The provisions of the cellular and landline licenses described above, including as to its extension, generally apply to those licenses, subject to certain modifications.

Internet Service Provider license

In December 2001, we were granted a non-exclusive special internet services provider, or ISP, license for the provision of internet access services. The license expires in

2013 but may be extended by the Ministry of Communications for successive periods of five years. We expect we will be able to renew this license without undue burden. The provisions regarding the transfer of our shares which are included in the special license for the provision of data and transmission services described above, generally apply to this license.

Possible unified license

In February 2013, the Ministry of Communications announced its intention to replace the current special general license for the provision of landline communications services, the general license for the provision of international telecommunication services and the MVNO license, with a unified license, which will allow its holder to provide any of those services as well as ISP services (currently provided under an internet service provider license) and installation and maintenance of telecommunication equipment at a customer's or the licensee's premises (currently provided under a 'network end point' license).

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

In September 2010, the regulations were amended as follows:

·
the maximum interconnect tariff payable by a landline operator or a cellular operator for the completion of a call on another Israeli cellular network was reduced from the previous tariff of NIS 0.251 per minute to NIS 0.0687 per minute from January 1, 2011; to 0.0634 per minute from January 1, 2012; to NIS 0.0591 per minute from January 1, 2013; and to NIS 0.0555 from January 1, 2014;

·
the maximum interconnect tariff payable by a cellular operator for sending an SMS message to another Israeli cellular network was reduced from the previous tariff of NIS 0.0285 to NIS 0.0016 from January 1, 2011; to NIS 0.0015 from January 1, 2012; to NIS 0.0014 from January 1, 2013; and to NIS 0.0013 from January 1, 2014;

·
the tariffs do not include VAT and will be updated annually from January 1, 2011, based on the change in the Israeli CPI published in November of the year preceding the update date from the average annual Israeli CPI for 2009. The tariffs will also be increased by the percentage of royalties payable to the Ministry of Communications by the operator.

As a result of these updates, the current maximum interconnect tariffs are NIS 0.0643 per minute for the completion of a call on another cellular network and NIS 0.0015 for a completion of an SMS message to another cellular network.

This reduction had a material adverse effect on our results of operation in 2011 and 2012 which is expected to continue. For details on the effects of the reduction see Item 5. Operating and Financial Review and Prospects.  – A. Operating Results – Overview –General.

In February 2013, the Ministry of Communications published a hearing regarding  interconnect tariffs payable to land line operators in which the Ministry of Communications recommends its reduction by approximately 70% (to NIS 0.0104).

Under these regulations and our license, commencing January 1, 2009, our basic airtime charging units, including for interconnect purposes, were changed from twelve-second units to one-second units. Our general license also prevents us from offering our subscribers pricing plans using airtime charging units other than the basic airtime charging unit.

In July 2009, the Ministry of Communications amended our license, effective November 1, 2009, in a manner that prohibits any linkage between a cellular services transaction and a handset purchase transaction, thus requiring us to offer any cellular services-related benefits offered to a customer purchasing a handset from us to any customer who purchased the handset elsewhere. In March 2012, the Communications Law was amended so as to prohibit cellular operators to make any linkage between a cellular services transaction and a handset purchase transaction, including by way of offering airtime rebates or refunds for handsets, as of January 1, 2013. This may result in further decreased sales of handsets by us and increased churn.

In June 2007, the European Union adopted a resolution to reduce and regulate roaming tariffs.  In August 2008, the Israeli Government adopted a resolution to negotiate a reduction of inbound and outbound roaming tariffs with the European Union and/or members of the European Union or countries frequently visited by Israelis. In November 2008 and again in January 2012 the Ministry of Communications issued a supplemental request for information, following its request in 2007, requesting us to provide information in relation to our roaming services. The requests for information were made in order to evaluate the need for intervention in roaming tariffs. In January 2013, the Ministry of Communications published a hearing proposing restrictions on roaming services provision. For further details see "We operate in a heavily regulated industry, which can harm our results of operations" above. If the Ministry of Communications decides to intervene in the pricing of roaming services, this could reduce the revenues we derive from our roaming services.

In December 2010, the Communications Law was amended to reduce the Early Termination Fees in the cellular market.  In accordance with the amendment, as of February 1, 2011, Early Termination Fees were calculated based on the subscriber's average monthly bill, resulting in a negligible fee. The reduced Early Termination Fees apply to customers with less than a certain amount of phone lines. The reduction applied to existing as well as new pricing plans. An additional amendment prohibits the collection of the handset's remaining installments in one payment pursuant to early termination. As of January 2011, we changed our new pricing plans so that the majority of which do not include a commitment to a predefined period nor an Early Termination Fee. In August 2011, the Communications Law was amended to annul Early Termination Fees in all other communications markets. In March 2012 the Communication Law was amended so as to completely annul Early Termination Fees in relation to new cellular customers with less than a certain number of phone lines (applying retroactively as of November 2011). The reduction of Early Termination Fees has led to the offering of packages at lower average revenue per minute and resulted in accelerated price erosion, materially increased churn rate and increased subscriber acquisition and retention costs due to materially increased rate of gross recruitment of subscribers.

In December 2010, the Communications Law was amended to allow national roaming for new operators and Hot Mobile. For additional details see "Additional UMTS operators" below. Following the amendment, if a new operator or Hot Mobile and the hosting operator have not reached an agreement as to the terms of the service (including the consideration), for any reason, until the service is to commence (after certain criteria is met) the service will be provided for the then prevailing interconnect tariff (in case of a call and for data services - 65% of the interconnect tariff per 1 mega) and subsequently (but no later than February 1, 2012) shall be determined by the Ministry of Communications with the consent of the Minster of Finance and applied retroactively. Unfavorable terms and consideration for the service, may result in material adverse effect on our results of operations. In October 2011, we entered a national roaming agreement with Golan and in September 2011, Hot Mobile entered a national roaming agreement with Pelephone.

Under the Communications Law, in the event that a MVNO and the cellular operator, will not have reached an agreement as to the provision of service by way of MVNO within six months from the date the MVNO has approached the cellular operator, and if the Ministry of Communications together with the Ministry of Finance determine that the failure to reach an agreement is due to unreasonable conditions imposed by the cellular operator, the Ministry of Communications may intervene in the terms of the agreement, including by setting the price of the service. Unfavorable terms and consideration for the service, may result in material adverse effect on our results of operations. For additional details see "Mobile Virtual Network Operators" below. In 2011 five MVNOs have entered into hosting agreements, one of which (Home Cellular) has entered into an agreement with us. To date, three MVNOs commenced operations and one of them is hosted by us.

In December 2010, the Communications Law was amended to prevent any limitation on the usage of any internet service or application, including though differentiating pricing, (network neutrality).

In August 2012, the Consumer Protection Law was amended, effective January 1, 2013,  in a manner that obligates us to pay our customers predetermined damages for each discrepancy from the customer's pricing plan, remedied after the customer complained. The damages are in an insignificant amount, but may aggregate to substantial amounts if paid to numerous customers on multiple occasions.

In January 2012, the Ministry of Communications published a hearing proposing restrictions on the provision of roaming services, including default blockage of the data roaming service to be opened only upon the customer's request and automatic blockage of all roaming services to be reopened again upon such request each time the customer reaches a certain usage threshold. The hearing further proposed applying certain notification procedures. The adoption of the proposed changes may have an adverse effect on our results of operations.

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

In March 2010, a new Planning and Building bill, intended to replace the existing Planning and Building law passed the first stage of enactment at the Israeli parliament. If the bill would be enacted, it may have an effect, among others, on current permits for our cell sites, the procedures to receive building permits for our cell sites, the exemption for radio access devices set out in the Communications Law (which the bill proposed to annul),  the scope of our indemnification obligations and the obligation to pay amelioration charge. In this preliminary stage of enactment, we cannot estimate what are the chances of its enactment and what would be its effects, if so enacted, on our network and network build-out.

See note 29 to our consolidated financial report for 2012 included elsewhere in this annual report for details regarding a purported class actions filed against us in connection with cell sites construction and operation (a second purported class action was dismissed without prejudice).

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

Site licensing

We have experienced difficulties in obtaining some of the permits and consents required for the construction of cell sites, especially from local planning and building authorities. The construction of a cell site without a building permit (or applicable exemption) constitutes a violation of the Planning and Building Law. Violations of the Planning and Building Law are criminal in nature.  The Planning and Building Law contains enforcement provisions to ensure the removal of unlawful sites.  There have been instances in which we received demolition orders or in which we and certain of our directors, officers and employees faced criminal charges in connection with cell sites constructed and/or used without the relevant permits or not in accordance with the permits. In most of these cases, we were successful in preventing or delaying the demolition of these sites, through arrangements with the local municipalities or planning and building authorities for obtaining the permit, or in other cases, by relocating to alternate sites. As of December 31, 2012, we were subject to 10 criminal and administrative legal proceedings alleging that some of our cell sites were built and have been used without the relevant permits or not in accordance with the permits. As of the same date, a small portion of our cell sites operated without building permits or applicable exemptions. Although we are in the process of seeking to obtain building permits  of these sites, we may not be able to obtain them and in several instances we may be required to relocate these sites to alternative locations or to demolish them without any suitable alternative. In addition, we may be operating a significant  number of our cell sites,  in a manner which is not fully compatible with the building permits issued for them, although they are covered by permits from the Ministry of Environmental Protection in respect of their radiation level.  In some cases we will be required to relocate these cell sites to alternative locations, to reduce capacity coverage or to demolish them without any suitable alternative.

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

In July 2009, the inter-ministry committee established to examine the appropriateness of future application of the exemption according to the Attorney General opinion, published its recommendations for future application of the exemption. While the Ministry of

Communications recommended that, given the difficulties in obtaining permits for the construction of cell sites, the exemption should be reviewed after the lapse of one to two years from the approval of the new National Zoning Plan 36, to verify that it provides an adequate solution that allows the cellular operators to provide required communications services, the Ministries of Interior Affairs and Environmental Protection recommended that the exemption be annulled within 6 months from the date of the recommendations, based, among others, on the following arguments: (1) current cellular infrastructure is sufficient, given it is currently used to provide advanced services such as internet, radio and television broadcasting, while such services may be provided by a landline network; and (2) with respect to radiation safety, cell sites constructed pursuant to a building permit are preferable to radio access devices, and utilizing a cellular network to provide advanced services which can be provided through a landline network, is unjustified in light of the preventive care principle set in the Israeli Non-Ionizing Radiation Law.

In September 2009, following publication of such recommendations, the Attorney General concluded that the application of the exemption does not balance properly the different interests involved and therefore cannot continue. In  March 2010 the Israeli Ministry of Interior Affairs submitted  draft regulations setting conditions for the application of the exemption for the approval of the Economy Committee of the Israeli Parliament. The regulations draft includes significant limitations on the ability to construct radio access devices based on such exemption, including a limitation of the number of such radio access devices to 5% of the total number of cell sites constructed or to be constructed with a building permit in a certain area during a certain period (which will render the construction of radio access devices based on the exemption practically impossible), and circumstances in which a request for a building permit for the radio access device was filed and no resolution has been granted within the timeframe set in the regulations.

In September 2010, the Israeli Supreme Court issued an interim order prohibiting further construction of radio access devices in cellular networks in reliance on the exemption. The interim order, that was issued pursuant to the Israeli Attorney General's request, will be in effect until the enactment of the proposed regulations or other decision by the court. A further decision of the Supreme Court in February 2011, states that the order will not apply to the replacement of existing radio access devices under certain conditions. In September 2011, the Supreme Court allowed Hot Mobile and Golan to construct radio access devices in reliance on the exemption, under certain limitations, until July 31, 2012 which was thereafter extended several times until September 30, 2013. Our application to relax the interim order against us was denied.

  Additionally, in November 2008, the District Court of Central Region, in its capacity as court of appeals, ruled that the exemption does not apply to radio access devices, if the rooftop on which those devices are located is at the same level as a place of residence or other building that is regularly frequented by people. Other appeals relating to the exemption, including as to the requirement to obtain an extraordinary usage permit, are still under consideration, as well as other claims asserting that those cell sites and other facilities do not meet other legal requirements continue.

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

For reasons not related to radiation hazards, due to building and planning issues we have received partial environmental permits for single cell sites.

Several local planning and building authorities argue that Israeli cellular operators may not receive building permits in reliance on the current National Zoning Plan 36, or the Plan, for cell sites operating in frequencies not specifically detailed in the frequencies charts attached to the Plan. In a number of cases, these authorities have refused to issue a building permit for such new cell sites, arguing that the Plan does not apply to such cell sites and that building permits for such cell sites should be sought through other processes (which are longer and cumbersome), such as an application for an extraordinary usage or under existing local specific zoning plans. Since June 2002, following the approval of the Plan, building permits for the Company's cell sites (where required) have been issued in reliance on the Plan. The current proposed draft amendment to the Plan covers all new cell sites requiring a building permit, independently of the frequencies in which they operate. Most of our cell sites and many cell sites operated by other operators, also operate in frequencies not specifically detailed in the Plan. The frequencies allocated in the 2011 UMTS tender are also not detailed in the Plan. We believe that the Plan applies to all cell sites, whether or not they operate in specific frequencies, consistent with the practice developed since 2002 and intend to defend our position vigorously. However, we are currently unable to assess the chances of success of the above argument.

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

In May 2012, the positions of the Ministries of Communications, Health and Environmental Protection in relation to the various aspects of the provision of 4G services in Israel were published, in response to a petition to hold a public debate regarding 4G service in Israel and prevent 4G spectrum allocation until such debate is held. The Ministries held the position that 4G services would involve some increase in the level of non-ionizing radiation the public will be exposed to and that in order to minimize such increase 4G deployment should be based on current cell sites, additional outdoor and indoor small cell sites and, whenever possible, use wireline infrastructure so that data traffic shall be carried mostly through wirelines and not cellular infrastructure. The adoption of the inter-ministry team's recommendations regarding cell site sharing is a precondition for the deployment of 4G infrastructure. Under such guidelines, the public's exposure to non-ionizing radiation level should not increase substantially. The Ministry of Health further opined that in light of the preventive precaution principle and, in order to reduce as much as possible the alleged health risks, 4G fields of usage and specific usage should be predefined and additional usage, where a landline alternative is available, should be conditioned on further discussion. The Ministry of Environmental Protection stated that full deployment of 4G infrastructure, under the guidelines set by the ministries shall decrease the level of exposure from handsets and create a more balanced level of exposure from cell sites, lower than current level in some areas where cellular infrastructure is sufficient and somewhat higher in areas where cellular infrastructure is sufficient and in any case much lower than the maximum exposure levels recommended by the international health organization and required under the environmental permits for cell sites in Israel. See "Construction and operating permits from the commissioner of environmental radiation" below for additional details.

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

Since January 2006, we have provided approximately 349 indemnification letters in order to receive building permits. In addition, prior to January 2006, we provided three undertakings to provide an indemnification letter to local planning and building committees.  Local planning and building committees have sought to join cellular operators, including us, as defendants in depreciation claims made against them even though indemnification letters were not provided.  We were joined as defendants in a small number of cases, but are not, as of December 31, 2012, a party to any such depreciation claim. We expect that we will be required to continue to provide indemnification letters as the process of deploying our cell sites continues. As a result of the requirement to provide indemnification letters, we may decide to construct new cell sites in alternative, less suitable locations, to reduce capacity coverage or not to construct them at all, should we determine that the risks associated with providing such indemnification letters outweigh the benefits derived from constructing such cell sites, which could impair the quality of our service in the affected areas.

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

In December 2008, the Minister of Environmental Protection signed the Non-Ionizing Radiation Regulations, which did not include a section setting additional restrictions in relation to the operation of cell sites and other facilities, which was included in a previous draft of the regulations. This section is pending approval by the Internal Affairs Committee of the Israeli Parliament. Further, in February 2010, the Minister of Environmental Protection published a proposed amendment to the Non-Ionizing Radiation Law, aiming to cancel the requirement to obtain the Minister of Communications' approval to the Non-Ionizing Radiation Regulations, where such regulations may have a substantial and direct effect on the monetary burden imposed on the communications market, as is required under the current law.

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

See note 29 to our consolidated financial reports for 2012 included elsewhere in this annual report for details regarding purported class actions filed against us, in respect of non-ionizing radiation.

Handsets

The Israeli Consumer Protection Regulations (Information Regarding Non-Ionizing Radiation from Cellular Telephones), 2002, regulate the maximum permitted level of non-ionizing radiation from handset that emit non-ionizing radiation, according to the European standard, for testing GSM devices, and the American standard, for testing TDMA and CDMA devices. They also require cellular operators to attach an information leaflet to each  handset package that includes explanations regarding non-ionizing radiation, the maximum permitted level of non-ionizing radiation and the level of radiation of that specific model of equipment. The Radiation Regulations further require that such information also be displayed at points-of-sale, service centers and on the Internet sites of cellular operators.

Pursuant to procedures published by the Ministry of Communications at the end of 2005, handsets must comply with all relevant standards, including specific absorption rate, or SAR, level standards. We obtained type-approval from the Ministry of Communications for each handset model we started to import prior to November 2012. As of November 2012, we inform the MOC of new models that we start to import and receive the MOC's approval. SAR levels are a measurement of non-ionizing radiation that is emitted by a hand-held cellular handset at its specific rate of absorption by living tissue. SAR tests are performed by the manufacturers on prototypes of each model of handset, not for each and every item. We include the information published by the manufacturer regarding SAR levels as we do not perform independent SAR tests for equipment and rely for this purpose on information provided by the manufacturers. As the manufacturers’ approvals refer to a prototype handset, we have no information as to the actual SAR level of each specific item and throughout  its lifecycle, including in the case of equipment repair. We inform our customers that there may be changes in the SAR levels in the event of equipment repair.

We are required to provide a warranty for certain end user equipment purchased from us, for certain malfunctions during the first year, and are required to provide repair services for two years and in certain cases, for three years. We are also required to annul equipment sale in certain circumstances, at the request of the customer. See note 29 to our consolidated financial reports for 2012 included elsewhere in this annual report for details regarding purported class actions filed against us, in respect of handsets.

Royalties

Under the Communications Law, the Israeli Communications Regulations (Royalties), 2001, and the terms of our general license from the Ministry of Communications, in 2012 we were required to pay the State of Israel royalties equal to 1.3% of our revenues generated from telecommunications services, less payments transferred to other license holders for interconnect fees or roaming services and losses from bad debt. No royalties are due for sale of handsets. The rate of these royalties has decreased in recent years, from 4.5% in 2002, to 1% in 2010. However, in January 2011, these regulations were amended to increase the royalties payable regarding cellular operations only, for the year 2011 and 2012, commencing January 19, 2011, from 1% in 2010, to 1.75% in 2011 and 2.5% in 2012, unless the Ministry of Communications has notified that an additional UMTS operator has commenced providing service through national roaming services or that MVNOs have gained 5% market share. This change was not applied to MVNOs and holders of a special general license for the provision of landline services. In March 2011, we, Pelephone and Partner have filed a petition with the Israeli Supreme Court against the Ministries of Finance and Communications in that regard.  Following the petition and the launch of UMTS services, using national roaming, by Golan and Hot Mobile in May 2012, the Communications Regulations were amended on August 12, 2012 so that for cellular operators, the 2012 average annual rate would be 1.3% and as of January 1, 2013, would be 0%; and for landline and long distance services (for which the Company paid 1% for 2012), as of January 1, 2013, would be 0%.

 Frequency Fees

Frequency allocations for our cellular services are governed by the Wireless Telegraph Ordinance. We pay frequency fees to the State of Israel in accordance with the Israeli Wireless Telegraph Regulations (Licenses, Certificates and Fees), 1987. In December 2008, we returned the TDD spectrum allocated to us in 2004, to the Ministry of Communications, after not being able to use that spectrum since it was awarded to us, due to unavailability of supporting equipment, and in May 2012, we were rewarded the sum of NIS 5.3 million following a mediation agreement approved by the court in a lawsuit we filed against the Ministry of Communications for the return of the frequencies fees we paid for the TDD spectrum.

Mobile Virtual Network Operator

A mobile virtual network operator, or MVNO, is a cellular operator that does not own its own spectrum and usually does not have its own radio network infrastructure.  Instead, MVNOs have business arrangements with existing cellular operators to use their infrastructure and network for the MVNO’s own customers. The operation of MVNOs in the Israeli cellular market has contributed to the increased competition. If our service to a MVNO is to be provided under unfavorable terms and consideration for us, it may adversely affect our revenues.

The Communications Law was amended in July 2009 to include an MVNO license. In January 2010, the regulations necessary for the granting of an MVNO license were promulgated. The regulations regulate the operation of an MVNO pursuant to an agreement to be reached and entered between a cellular operator and an MVNO and sets, among others, the conditions for receiving an MVNO license, including a requirement to operate a mobile phone switch, a restriction on a cellular operator and landline operator to receive an MVNO license and limitations on parties related to an existing cellular operator and on other communications licensees, to receive an MVNO license. Although the regulations deal with an agreement based MVNO, the Communications Law, as amended, instructs further that in the event that a MVNO and the cellular operator will not have reached an agreement as to the provision of service by way of MVNO within six months from the date the MVNO has approached the cellular operator, and if the Ministry of Communications together with the Ministry of Commerce determine that the failure to reach an agreement is due to unreasonable conditions imposed by the cellular operator, the Ministry of Communications will use its authority to provide instructions. Such instructions may include intervening in the terms of the agreement, including by setting the price of the service.

To date the Ministry of Communications granted  twelve MVNO licenses (of which one was returned to the Ministry of Communications) and five MVNOs entered hosting agreements with cellular operators, without the Ministry of Communications' intervention: Free Telecom with Pelephone, Rami Levy with Pelephone, Ituran with Pelephone and Partner, Home Cellular with us and Alon Cellular with Partner. Rami Levy, Home Cellular and Alon Cellular Ltd. commenced operations during December 2011, April and May 2012, respectively, and it is unknown if and when the others will commence operations. For additional details see "Item 4. B. – Business Overview – The Telecommunications Industry in Israel – Cellular services".

Additional UMTS Operators

In September 2010, the Ministry of Communications published a UMTS spectrum tender for two additional UMTS operators (the general principles of which were published in October 2009). Participation in this tender was allowed only to new operators and Hot Mobile. Hot Mobile (in September 2011) and Golan (In January 2012) were awarded the new UMTS frequencies.  Golan was awarded a general license for the provision of cellular services and Hot Mobile's existing license was amended. Hot Mobile and Golan committed to pay license fees in the amount of approximately NIS 705 million and NIS 360 million, respectively, after the lapse of five years from the grant date of the UMTS license which may be reduced by one seventh of the sum, down to a minimal license fee of NIS 10 million, for each one percent of market share gained by each in the private sector (taking into consideration subscribers, revenues and minutes of use market shares) during such 5 year period, with market share to be assessed after the lapse of two and five years, from the date in which each received its UMTS license. In February 2013, the Ministry of Communications announced that market shares will be calculated using these operators' figures, when applicable, out of the cellular market figures as of September 2011, before they began their UMTS operation. Hot Mobile and Golan were awarded certain additional benefits and leniencies, such as a prolonged timetable for network coverage completion and the right to use national roaming through cellular operators' networks.

In December 2010, the Communications Law was amended to require existing operators (other than Hot Mobile) to provide new UMTS operators and Hot Mobile national roaming services, for a period of 7 - 10 years (subject to certain conditions). If the new operator or Hot Mobile and the hosting operator have not reached an agreement, as to the terms of this service (including the consideration), for any reason, by the time that the service is to commence (after certain criteria are met) the service will be provided for the then prevailing interconnect tariff and subsequently (but no later than February 1, 2012) shall be determined by the Ministry of Communications with the consent of the Minster of Finance and applied retroactively. In October 2011, we entered a national roaming agreement with Golan, under which we will provide Golan national roaming services and cell site sharing privileges and Hot Mobile entered an agreement with Pelephone. As a result, the Ministry of Communications did not determine the terms for the service. Unfavorable terms and consideration for the service may result in material adverse effect on our results of operations.

In May 2012, Golan and Hot Mobile launched their UMTS services, which significantly increased competition in the market, increased churn and accelerated price erosion, and has materially adversely affected our results of operations.

 See "Site Licensing" above for the recommendations of an inter-ministry team regarding compulsory cell site sharing, including providing preference and leniencies to the new UMTS operators, as well as in relation to their exclusive ability to build new radio access devices.

Long Distance Services

In February 2011, the regulations preventing a cellular and landline operator from providing international services and preventing a cellular operator from having a significant influence over an international landline, or ILD, operator were amended to allow cellular operators to provide long distance services or have significant influence over an ILD operator upon the earlier of the date in which an MVNO operator begins providing services (and with regards to an ILD which requested an MVNO license before September 1, 2010 and was granted a license – when the Ministry of Communications intervened or decided not to intervene in the terms of it's hosting agreement with the cellular operator) or after December 31, 2012. In addition, the Ministry of Communications allowed  cellular operators to have significant influence over an ILD before those conditions are met, under structural separation of the long distance operation from the cellular operator's operation.

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

In August 2012, the Ministry of Communications imposed restrictions on the cooperation between cellular and ILD operators in relation to prepaid calling cards.

The Ministry of Communications also noted that a revised examination of the ILD market structure and its independence is required.

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

Reporting Requirements

We are subject to extensive reporting requirements.  We are required to report to the Ministry of Communications the transfer of means of control from certain thresholds. We are required to submit to the Ministry of Communications detailed annual reports with information concerning subscribers, revenues by service, the number of new subscribers and churn, annual financial statements and prior notice of tariff increases. In addition, under our license we may be required by the Ministry of Communications to file additional reports, such as reports on complaints, pricing, specific costs and revenues, network problems and the development of the network. We are required to provide the Commissioner of Environmental Radiation under the Non-Ionizing Radiation Law and regulations with periodic and online, ongoing data of all cell sites operated by us.

Securities Administrative Enforcement

An amendment to the Israeli Securities laws, which came into force in January 2011, established administrative enforcement measures for the handling of certain violations of certain securities and securities-related laws supervised by the Israeli Securities Authority, or ISA. This amendment allows the ISA to impose various civil enforcement measures, including financial sanctions, payment to the injured party, prohibition of the violator from serving as an executive officer for a certain period of time, annulment or suspension of licenses, approvals and permits granted under such laws and agreed settlement mechanism as alternative for a criminal or administrative proceeding. In case of a violation by a corporation, the amendment provides for additional responsibility of the chief executive officer in some cases, unless certain conditions have been met, including the existence and implementation of procedures for the prevention of the violation. We adopted such procedures for the prevention of violations.

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

In 2011 we continued to contribute to the community with a specific focus on our "Cellcom Volume" youth centers initiative. In addition to promoting Israeli music and artists and providing our customers with Israeli music through a variety of musical content, we have contributed to the creation of "Cellcom Volume" youth centers in various locations throughout Israel, in which we provide young people resources related to music, including music classes, facilities to bands and choirs for rehearsals and recording studios. We believe music is a language which connects and bonds different people together. As of December 31, 2012, we had eleven "Volume Centers" and five “mini Volume Centers” active throughout the country. Our employees volunteer regularly in these centers as well as with other community projects.

In addition to our contribution to the build-up and strengthening of the community, through activities such as our "Cellcom Volume" youth centers, we make financial donations to other worthy causes and entities. In August 2006, our Board of Directors determined our donation policy to be at an amount equal to up to one percent of our annual net income. In 2012 we donated a total sum of approximately NIS 4.2 million, including our contribution to the community.

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

 Netvision is a leading company in the Israeli communications market and is engaged in two primary businesses through its wholly owned subsidiary 013 Netvision Ltd., or 013 Netvision: provision of internet connectivity and related services (ISP); and provision of telephony services consisting mainly of international calling services, operator services, teleconferencing services and landline telephony services. In addition, Netvision is engaged in additional activities such as internet applications, cloud services and data security products.

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

Services and Products – Netvision's main service provided to its internet subscribers is internet connectivity service and related services and products, as well as bundles of its services, including  bundling with other companies' products or services. In 2012, Netvision offered ISP services bundled with cellular services offered by Cellcom. For additional details see “Item 4. Information on the Company - B. Business Overview” under “The Telecommunications Industry in Israel” and “Competition”.

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

The Israeli ISP market is characterized by rapid technological changes, both in terms of the bandwidth offered to customers, as well as terms of expansion of the list of products and services offered.  For developments in the Israeli internet infrastructure sector such as the entrance of new players into this sector, see this Item 4.B above under "The Telecommunications Industry in Israel – Wireline Services - Broadband and Internet Services" and under "Competition" below.

Suppliers – In the course of engaging in its ISP business, Netvision has entered into agreements with various suppliers, the principals of which are the following:

Netvision entered into a number of agreements with Mediterranean Nautilus Ltd. and Mediterranean Nautilus (Israel) Ltd., or collectively Med Nautilus, during the years 2003 through 2011. Med Nautilus is the owner of the principal communications infrastructure which connects the Israeli internet network to the "entry points" of the global internet network via an underwater communications cable (two additional cables were laid in 2011, one  of them by one of Netvision's competitors – Bezeq International). Pursuant to its agreements with Med Nautilus, Netvision purchased rights of use, of certain telecommunications capacities on Med Nautilus' communications cables, as well as maintenance and operation services relating to these cables. The agreements include options pursuant to which Netvision may expand the purchased capacity. The terms of these agreements may be subject to regulatory intervention. See additional details under "Item 3.  Key Information - Risk Factors – Risk Factors Related to our wholly owned subsidiary Netvision - Netvision is exposed to risks relating to network infrastructure and is dependent on services it receives from its external suppliers" and under "Competition" below. The term of the agreement with respect to part of the capacity purchased from Med Nautilus is until

May 2027. Netvision has the option to terminate agreements with respect to parts of the capacity in 2017, 2022 and 2024.

Netvision entered into agreements with Bezeq and Hot, the primary internet infrastructure providers in the Israeli market. Netvision is dependent upon these suppliers since without their infrastructure Netvision would be unable to provide its ISP services to its customers. Due to the increase in customer demand for broadband width in recent years, Netvision is required from time to time to increase the capacity it purchases from Bezeq and Hot. Under its agreement with Bezeq (valid until 2014), Netvision is required to purchase minimum bandwidth capacities from Bezeq. In June 2012, following our application to the Ministry of Communications to intervene with these prices the Ministry has published a hearing in relation to these connectivity services and in 2013, both Bezeq and Hot reduced the price they demand for connectivity services to their infrastructure.

In 2011 Netvision entered into an agreement with Cisco Systems, Inc., or Cisco, effective until 2014. Cisco provides Netvision maintenance and advanced services for its IP network equipment; in addition, Netvision sells various Cisco products to its customers.

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

Sales and Marketing and Customer Care – Netvision conducts its sales and marketing activities in the ISP business through various channels, including media advertising in newspapers, internet and television, concentrated sales campaigns, telemarketing to potential customers, as well as targeting existing customers by offering them upgrades to existing subscription programs and value added products and services. In addition, Netvision regularly collaborates with other telecommunications providers (including Bezeq and Hot) in order to offer service packages to existing and potential customers and its services are also marketed by Cellcom, including in bundles of services.

Netvision's sales and customer care center is located in Haifa, providing sales services, technical and support services, billing and general information, by specializing representatives as well as installation services provided by technicians teams at the landline customers' premises.

Competition - The Israeli ISP market is highly competitive and saturated and is characterized by relatively low entry barriers. Competition among the various players concentrates mainly on the ability to offer high-speeds of internet connection and on pricing. Although the provision of ISP services requires obtaining a license from the Ministry of Communications, the Ministry's policy is liberal in granting ISP licenses. As a result, as of the date of this report, there are a few dozen holders of ISP licenses in Israel, though most of them do not hold significant market shares. Entry into the ISP market requires, however, incurring substantial penetration costs associated with the formation of ISP infrastructure, support systems, customer care systems and marketing channels. Due to such penetration and the other ongoing costs of operating ISP service, profitability in the ISP market usually requires creation of a broad customer base.

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

Netvision's main competitors in the ISP market are Partner (through its wholly-owned subsidiary Smile Telecom), Bezeq (through its wholly owned-subsidiary Bezeq International) and Hot (through its wholly owned subsidiary Hotnet).

In 2010, the Ministry of Communications amended Bezeq's and its subsidiaries licenses to allow them to offer bundles of services to private customers, under certain limitations, including that each of the services in the Bezeq bundle would be available for sale separately under the same terms as in the bundle, and the requirement that Bezeq allows its competitors to participate in a similar bundle - if includes ISP, VOB or ILD services - under the same terms and equally markets such bundles as its own bundle (the second requirement does not apply to the sale of the bundle by a subsidiary of Bezeq). In 2010 Bezeq began offering bundles of ISP services, internet infrastructure services and landline telephony services. This led to a decrease in the prices of the ISP services sold in the bundle. In July 2012, the Ministry of Communications amended Bezeq's and its subsidiaries licenses to allow the offering of such bundles to business customers as well. At the end of 2010, Hotnet, a subsidiary of Hot, received an ISP license under structural limitation from the other Hot group entities (similar to the structural limitation in the Bezeq group) and Hot was also allowed to offer bundles of services including ISP services, under similar limitations as Bezeq, with respect to the ISP service component of the bundle. In February 2012 Hot  began offering ISP services and has done so at tariffs significantly lower than market prices and Bezeq also significantly lowered its internet infrastructure services tariffs to end-users. Netvision believes there is cause for regulatory intervention and has appealed to the regulators to intervene, but cannot predict the outcome of such appeals. This resulted in a further decrease in ISP service prices and led to increased demand for greater bandwidth and required Netvision to significantly increase the capacity it purchases, increasing its expenses in purchasing capacity from Bezeq and Hot and decreasing its profitability. Should internet connectivity service prices remain as high as they currently are and the regulatory environment remains unchanged, this trend is expected to continue to have a material adverse effect on Netvision's results of operations. Also, the offering of bundles of services and entry into the ISP market of cellular operators, could further intensify the competition in this market and adversely affect Netvision's results of operations. In addition, the annulment of the early termination fees by the Ministry of Communications that was implemented in the ISP market during 2011 has increased the competition in the market. See also “Item 3. Key Information – D. Risk Factors - Risks Related to our wholly owned subsidiary Netvision - Changes in the regulatory environment could adversely affect Netvision's business”.

In late 2011 and early 2012, two additional underwater cables that could serve as an alternative to Med Nautilus were deployed. In addition, proposed regulation published for public comments by the Ministry of Communications on November 2011, proposes certain limitations on the terms of agreements with Med Nautilus, which will, among others, limit the discounts and capacity Med Nautilus may provide. While the deployment of additional underwater cables  improved the competition in the ISP market, as ISP providers were able to find alternatives to Med Nautilus, which led to a decrease in the pricing of the global internet connectivity services provided to Israeli ISP providers. Bezeq International's deployment of another underwater cable and adoption of the proposed regulatory changes might harm

Netvision's results of operations and competitive position as it could force ISP providers other than Bezeq International to purchase capacity on less favorable terms and prices, and more so in comparison to Bezeq International. In addition, the Electric Company's initiative, intended to enable use its optic fiber infrastructure for the provision of broadband transmission services, would improve Netvision's competitiveness in the ISP market as this is likely to reduce its dependency on Bezeq and Hot as internet infrastructure providers. For additional details see this Item 4.B above under  "- The Telecommunications Industry in Israel – Wireline Services - Broadband and Internet Services" and "– Government Regulations – Competition".

Regulation and Licenses – A major part of Netvision's ISP operations is subject to regulation by the Israeli Ministry of Communications pursuant to the Communications Law, including through its ISP license.

The provision of ISP and related services requires a license. Netvision was granted three ISP licenses, one to its wholly owned subsidiary 013 Netvision, one to its controlled subsidiary Internet Rimon, and third was granted to 013 Netvision by the Israeli Civil Administration in Judea and Samaria in respect of this territory. The licenses are valid through April 2017, November 2017 and July 2016, respectively.

Under its ISP licenses, Netvision is required to maintain a minimum standard of customer service, is prohibited to condition the use of its services by the customer on the customer's having to be connected to a portal designated by it, and is generally prohibited from discriminating among subscribers in terms of service packages offered and pricing. Netvision is also required to inform its customers regarding the main features of the service provided, including commencement date of service, the consideration paid by the customer, quality standards, and maintenance details, and details about the possibility of email address portability. In 2012 the ISP licenses were updated to include  a specific format for Netvision's agreement with its customers; obtaining an explicit request from its subscribers to purchase services as a precondition to providing and charging for such services; maintaining a specific form of evidence of customers' request to purchase its services as a precondition to charging its customers  for those services, notifications it must provide them regarding the services ordered and the procedures for handling subscribers' objections as to billing and repayment of overcharged sums.

Under its ISP licenses, Netvision may not transfer any means of control or any of its licenses' related assets, without the prior written approval of the Ministry of Communications. The license may be terminated in case that Netvision fails to provide information or provides false information or in case it is engaged in anticompetitive practices in the communications market, subject to certain terms. The licensee is required to provide the Ministry of Communications with certain reports and is required to cooperate with the supervisory bodies of the Ministry of Communications.

For a possible change to the license formation see "-Government Regulations -  Possible unified license" above.

In  August 2011, the Communications Law was amended pursuant to which the Early Termination Fees in the ISP market were annulled, which led to an increase in competition, churn rates and rate of gross recruitment of subscribers and price erosion. Further intervention by the Ministry of Communications in the ISP market, including by means of granting additional ISP licenses and setting their terms and conditions, change or annulment of the structural separation currently in place for the Bezeq and Hot groups, permitting the bundling of certain services without restrictions and intervening in the purchasing of global internet connectivity, could have a material adverse effect on Netvision's ISP business.

Telephony Business

General - The provision of telephony services is one of Netvision's primary businesses. Netvision's services in its telephony business consist mainly of the following:

·	Provision of international calling services, or ILD services;

·	Provision of landline telephony services, including teleconferencing services; and

·	Sales of IP switchboard services and operation and management of business telecommunications systems.

ILD services enable an end user (whether in Israel or overseas) to conduct a telephone conversation with an end user located elsewhere in the world. These include calls (including cellular calls) from Israel to various destinations abroad as well as call (including cellular call) completion services to overseas operators transferring a call to Israel; transferring international calls between operators and signaling services to local and foreign cellular operators to allow roaming.

Netvision is a leading player in the Israeli ILD market. As a result of a regulatory change that was adopted by the Israeli Ministry of Communications in February 2011, pursuant to which cellular operators were permitted, under certain conditions, to have significant influence over an ILD operator, we were permitted to acquire Netvision in 2011. This regulatory change also enabled the acquisition of Smile by Partner. For further details, see this Item 4.B above under "- Government Regulation – Long Distance Services". In recent years, the ILD market has witnessed a development of and an increase in the use of technologies that can serve as substitute to the traditional ILD services, including voice over IP technologies offered by companies such as Skype. This trend has resulted in a continual decline in the overall use of traditional ILD services. Further developments and penetration of such technologies into the Israeli ILD market could have a material adverse effect on the financial results of Netvision's ILD business.

The entry of Hot Mobile and Golan into the ILD market in the second half of 2012 and beginning of 2013, respectively could  also have an adverse effect on Netvision's results of operations, as customers (specifically their cellular customers) may choose their ILD services over Netvision's.

Landline telephony service enables an end user to conduct a telephone conversation with another end user who uses either another landline or a cellular telephone or computer, either in Israel or overseas.

Services and Products – Netvision's principal service in the ILD market is the provision of outgoing and incoming telephone calls to and from substantially worldwide coverage. Netvision provides these services mostly to post-paid customers, but also to pre-paid customers mainly through the sale of calling cards. Most of the customers of the pre-paid services are foreign workers who work in Israel. In addition, Netvision provides "hubbing" services to non-Israeli international operators. Hubbing services are bridging services between two non-Israeli international operators. Such services are provided by Netvision where there is no direct connection between two non-Israeli international operators or where pricing differences in different locations make such bridging service desirable. The hubbing service market has been growing in the past few years because of the development of the international dialing market and because of the development of the corresponding arbitrage market on which various international operators trade international dialing capacities. In addition, Netvision provides "signaling" services to cellular operators who use roaming services. A cellular handset located out of its home network needs to "signal" its location to the hosting network in order to enable the cellular subscriber to get roaming services. Netvision provides these services to certain cellular operators in Israel (including us), as well as to foreign cellular operators with respect to their customers when they visit Israel.

Netvision's principal service in the wireline market is the provision of basic landline telephony services (usually by VOB technology). Netvision offers these services to both business and private customers. In addition, Netvision offers IP switchboard services and operation and management of business telecommunications systems. In 2012, Netvision has offered ILD and landline services, also bundled with cellular services offered by Cellcom. For additional details see “Item 4. Information on the Company - B. Business Overview” under “The Telecommunications Industry in Israel” and “Competition”.

Suppliers – Netvision's principal suppliers in the telephony market are the following:

Bezeq, Hot and cellular operators: Under the Communications Law and licenses, all operators are required to interconnect their network to other public communications networks in Israel, on equal terms and without discrimination in respect of other operators. Netvision has entered into interconnect agreements with Bezeq, Hot and the cellular operators, for facilitating international traffic between Netvision's network and the other networks, as well as for billing and collection services for Netvision services, for certain customers. Substantially all of Netvision's traffic requires interconnections with these operators, as substantially all such traffic requires interconnection with them and is dependant on its availability and quality.

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

Netvision entered into an agreement with Nortel Networks Israel (Sales and Marketing) Ltd., or Nortel in this section, in June 2004, for the provision of Netvision's international communications switch, on which Netvision bases its ability to provide international calling service, as well as related equipment and services. From 2010, Geneband Inc. (which acquired Nortel's relevant business) provides Netvision with support and maintenance services for the equipment provided under this agreement.

Netvision has entered into an agreement with ECI Telecom Ltd. for the provision of transmission switches by ECI Telecom among the various location sites of Netvision in Israel and overseas, used for its ISP operations. Under the maintenance agreement, ECI's liability is generally limited to direct damages and the lesser of the total consideration paid or $200,000.

Sales and Marketing and Customer Care – The sale and marketing of Netvision's telephony products and services is conducted mainly through media advertising, primarily radio and television, but also through direct means such as telemarketing, mail and email campaigns. In addition, Netvision offers its telephony products and services on a non-exclusive basis through our "Cellocm Total" pricing plan, various retailers, through outsourced telemarketing centers and through distributors. Marketing to business customers is conducted also by approaching potential customers (including developers of large commercial real estate projects), participation in tenders (especially for maintenance and support services), through labor unions and targeted marketing campaigns and sponsorships.

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

The Israeli landline market has been dominated for many years by Bezeq, a monopoly which held as of March 31, 2012 (according to the Ministry of Communications report) a market share of  68.7% in the private landline sector and a market share of 76.3% in the business landline sector. In recent years, Hot, entered this market and was allowed to bundle its landline service together with its internet infrastructure service and its multi-television service. See Netvision – ISP business – Competition" above for details regarding service bundles.  Bezeq and Hot are currently the only landline carriers having full scale landline infrastructure. Recent technological and regulatory developments have enabled landline carriers which do not have a landline infrastructure, including Netvision, to enter the landline market. Netvision commenced its landline telephony services in 2008 using Voice Over Broadband, or VOB, technology, and expanded this business during 2009 through 2011. Netvision is investing substantial efforts and resources in increasing its reach into the Israeli landline market, and believes that in the long-run its landline business will contribute to our results of operations, to our brand recognition and to enhancing customers' loyalty. Netvision's penetration into the landline business is an important element in our ability to offer comprehensive service packages to its and our subscribers.

Regulatory changes in the telephony market such as the annulment of Early Termination Fees, which applies to existing as well as new pricing plans in November 2011, as well as the regulatory change that enabled cellular operators to have a significant influence over ILD operators, have increased competition even further as transfer barriers between service providers have been significantly eased and the various communications groups in the market are competing for the opportunity to offer potential and existing customers a one stop shop of communications services.

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

In recent years, the use of alternative telecommunications technologies such as voice-over-IP has resulted in downsizing of the telephony market, especially the ILD market. This trend is expected to continue in the future.

Netvision is a leading  service provider in the Israeli ILD market. As of the date of this report, there are several ILD operators in the Israeli market. Netvision's main competitors in this market are Bezeq (through its wholly owned subsidiary Bezeq International) and Partner (through its wholly owned subsidiary Smile Telecom)  and additional competitors include Xfone, Telzar, and more recently also Rami Levy, Golan and Hot, through wholly owned subsidiaries or affiliates.

Netvision estimates that its current market share in the Israeli landline market is not material with approximately 112,000 subscribers. Netvision's main competitors in the landline market are Bezeq and Hot, as well as Partner (through Smile Telecom) and Bezeq International. To our knowledge, Bezeq remains a monopoly in the landline market. The cancellation of  the 'ADSL only' service in April 2012, which required Bezeq to set a unified tariff for ADSL services, whether the customer purchases another service from Bezeq or not, such tariff to include the relative cost of the access service, facilitated Netvision's competitive standing in the landline market as it reduced access service costs.

The development of a wholesale wireline services as decided by the Ministry of Communications in May 2012, when made available, will enhance Netvision's ability to compete and allow us and Netvision (as well as our competitors) to provide a wider selection of services at competitive prices, specifically in relation to residential landline services which is currently non-material. Any changes to the structural separation limitations in the Bezeq group and the supervision on Bezeq tariffs, or anti-competitive behavior if not prevented by the regulators, however, could adversely affect Netvision's ability to compete with Bezeq and Hot in general, and in the landline market in particular and may have a material adverse effect on Netvision's results of operation. For details see also “Item 3. Key Information – D. Risk Factors - Risks Related to our wholly owned subsidiary Netvision - Changes in the regulatory environment could adversely affect Netvision's business” and "Item 4. Information on the Company – Government Regulations – Competition".

Regulation and Licenses – Netvision's operations in the telephony business are subject to regulation, mostly pursuant to the provisions of the Communications Law and the regulations promulgated thereafter, the Communications Regulations (Telecommunications and Broadcasting) (Procedures and Conditions for the Receipt of General License for the Provision of the International Telecommunications Services) – 2004, or the ILD Regulations, with respect to its ILD  business, and to the provisions of its ILD licenses, and the Communications Regulations (Telecommunications and Broadcasting) (Procedures and Conditions for the Receipt of General unique License) – 2004 with respect to its VOB services and the provisions its landline licenses and its 'network end point' license.

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

·
The license holder is required to, among other things, maintain a minimum standard of customer service, including, among other things, establishing call centers , maintaining a certain service level of its network, tariffs setting and updating and protecting the privacy of subscribers;

·
The licenses or any part thereof may not be transferred, pledged or encumbered without the prior approval of the Ministry of Communications. The licenses also set forth restrictions on the sale, lease or pledge of any assets used for implementing the licenses;

·
Pursuant to these licenses and the Israeli Communications Regulations (Royalties), 2001, the license holders were required to pay the State of Israel royalties equal to 1%  of their eligible revenues, until December 31,2012. No royalties are to be paid for 2013 and thereafter;

·
The license holders are required to obtain insurance coverage for their activities pursuant to these licenses. In addition, the licenses impose statutory liability for any loss or damage caused to a third party as a result of establishing, sustaining, maintaining or operating the license holder's network. The license holders have further undertaken to indemnify the State of Israel for any monetary obligation imposed on the State of Israel in the event of such loss or damage.  For the purpose of guaranteeing our obligations under theses license, Netvision deposited bank guarantees for this liability under the ILD and landline licenses  in the amounts of $9 million and $11 million, respectively, with the Ministry of Communications, which may be forfeited in the event that the license holder violates the terms of its license.

·
The transfer or pledge of means of control in the license holder is prohibited without the prior written consent of the Ministry of Communications, if, as a result of such transfer, a person (1) becomes a 5% holder or more in the license holder; or (2) acquires the ability to effect a significant influence over us  (in this context, holding 25% of our means of control is presumed to confer significant influence); or (3) becomes a controlling shareholder.

In addition, the ILD Regulations impose certain restrictions on cross-ownership in ILD operators, such as the prohibition on landline operators or holders of material international transmission infrastructure or on persons in which an ILD operator holds 5% or more from holding an ILD license. There are additional restrictions on cross-ownership in ILD operators under the ILD Regulations, which may be waived by the Ministry of Communications on grounds of public welfare or encouragement of competition in the communications market. For a regulatory change that was adopted by the Israeli Ministry of Communications in February 2011, pursuant to which cellular operators were permitted, under certain conditions, to have significant influence over an ILD operator, and pursuant to which we were permitted to acquire Netvision in 2011 (and also enabled the acquisition of Smile by Partner), see this Item 4.B above under "- Government Regulation – Long Distance Services".

For a possible change to the license formation see "-Government Regulations -  Possible unified license" above.

In August 2012, the Ministry of Communications imposed restrictions regarding  cooperation between cellular and ILD operators in relation to prepaid calling cards.

In addition to its principal landline and ILD telephony licenses, Netvision (through its wholly owned limited partnership Veidan and wholly owned subsidiary 013 Netvision, respectively) received from the Israeli Civil Administration in Judea and Samaria a license for the provision of landline and ILD services to the Israeli-populated areas in Judea and Samaria,  effective until October 2017 and August 2018, respectively. The provisions of the principal licenses described above, generally apply to those licenses, as well, subject to certain modifications.

In addition to its ISP, ILD and landline licenses, Netvision holds (through its wholly owned subsidiary 013 Netvision) a 'network end point' license to mainly install and maintain telecommunications equipment at a customer's premises or the licensee's premises, which include telephones, switchboards, telephony cables and related equipment as well as enables Netvision to connect a customer premises ,through other license holders, to the public landline network. The license is valid until July 2017 and can be renewed subject to certain conditions, including the license holder's compliance with the terms of the license. A second 'network end point' license was received from the Israeli Civil Administration in Judea and Samaria and is effective until July 2017.

In addition, as a service provider, Netvision is subject, like us, to the general legislation governing relations between vendors and consumers, including the Consumer Protection Law, 1981.

In August 2011, the Communications Law was amended pursuant to which the Early Termination Fees in the ILD and in the landline telephony market were annulled, which led to an increase in competition, churn rates and rate of gross recruitment of subscribers and price erosion.

In December 2011, the Ministry of Communications cancelled the 'ADSL only' service and required Bezeq to set a unified tariff for ADSL services, whether the customer purchases another service form Bezeq or not, such tariff to include the relative cost of the access service.  This change has facilitated Netvision's competitive standing in the landline market as it reduced of the access service costs.

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

Central Laboratory

In October 2010, we entered into a long-term agreement for the enlargement of our techno-logistic center, including our new central laboratory, in Netanya, Israel, and the lease thereof.  The leased property covers approximately 11,000 square meters.  The lease is for a term of ten years from August 2011 and is renewable for an additional period of 5 years, at our option. In case we do not exercise the option we shall be required to pay approximately NIS 11 million.

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

Electricity

In December 2010, we entered into an agreement with Ashdod Energy Ltd. (subsequently assigned to Ramat Negev Energy Ltd.), expected to construct a private power plant fueled by natural gas in Israel, by the end of 2014. Under the agreement as amended in July 2012, we committed to purchase electricity for the earlier of a period of 15 years from commencement of operations of the power plant or until January 2028, subject to our right to terminate the agreement after 6 years from the commencement of operations of the power plant under certain conditions.

Service centers, points of sale and cell sites

As of December 31, 2012, we leased approximately 80 service centers, points of sale and other facilities (including those operated by our wholly owned dealer), which are used for marketing, sales and customer service. Lease agreements for our retail stores and service centers are generally for periods of two to three years, with extension options that vary by location.

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

Authorization agreement with land regulatory authorities

In October 2005, we entered into an authorization agreement with the ILA (which manages the lands of the Development Authority and the Jewish National Fund) that authorizes us to use lands managed by the ILA for the establishment and operation of cell sites. The authorization agreement is effective until December 31, 2009 and the parties have agreed to extend it until December 31, 2010. We have been negotiating the renewal of the agreement with the ILA, in light of the ILA's demand for increased consideration and we estimate that the agreement will be renewed. Any delay in the renewal of the agreement may cause a delay in the construction of new cell sites on the lands managed by the ILA.

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

A. OPERATING RESULTS

Overview

General

We are the largest provider of cellular communications services in Israel with approximately 3.199 million cellular subscribers as of December 31, 2012, with an estimated market share of 31.9%.

2012 and more specifically the second half of 2012, was characterized by additional radical changes in market conditions, which, in turn, resulted in radical adverse effects to our results of operations following the negative changes we encountered in 2010-2011 due to regulatory pressures, leading to a reduction in our net income, operating profit and EBITDA by 35.6%, 30.7% and 19.1%, respectively, in comparison to 2011. These trends have continued into 2013 and are expected to continue to further adversely affect our results of operations. See Item 3. Risk Factors - We face intense competition in all aspects of our business" and "We are facing substantial organizational and personnel changes" and "Item 4. Information on the Company - B. Business Overview – Competition", for additional details. During 2012 we have continually implemented aggressive efficiency measures in order to mitigate those adverse effects. Those measures led to an annual saving run rate of approximately NIS 550 million (when comparing fourth quarter 2012 expenses with fourth quarter 2011 expenses). We intend to continue to implement substantial organizational and personnel changes in order to continue our efforts to mitigate the progressing adverse effects of the changing market conditions. We cannot guarantee the success of these measures. Although to date, those measures did not have a negative effect on our operations, further cutbacks and changes may have an adverse effect on our service and customer service quality.

We earn revenues and generate our primary sources of cash by offering a broad range of communications services, including cellular, ISP, ILD and landline services. Our cellular services include basic and advanced cellular telephone services, text and multimedia messaging services and advanced cellular content and data services, which we provide through our network covering substantially all of the populated territory of Israel. We also provide international roaming services to our subscribers in 179 countries as of December 31, 2012 as well as to subscribers of foreign networks visiting Israel. We offer our subscribers a wide selection of handsets of various leading global manufacturers as well as extended warranty services. We have an advanced fiber-optic transmission infrastructure of approximately 1,600 kilometers. Together with our complementary microwave-based infrastructure, our fiber-optic infrastructure connects the majority of our cell sites with the remainder connected using supplemental transmission capacity leased from Bezeq, the incumbent landline operator. Having our own transmission network enables us to save substantial operating cash lease costs that would be associated with complete reliance on Bezeq’s infrastructure, although these savings are partially offset by maintenance costs and microwave spectrum fees. It also allows us to sell transmission and data services to business customers and telecommunications operators. We provide advanced landline services, through our NGN system, to selected landline business customers. In addition, following the acquisition of Netvision in 2011, we provide internet connectivity and related services (ISP) and landline telephony services consisting mainly of international calling services, operator services, teleconferencing services and landline telephony services. As of mid 2012, we offer bundles of services including cellular, ISP, ILD and landline services to our customers.

Our management evaluates our performance through focusing on our key performance indicators, which include among others: number of cellular, landline and ISP subscribers, ILD minutes of usage, subscribers churn rate, average minutes of usage per cellular, landline and ISP subscribers, or MOU, average revenue per cellular, landline and ISP subscribers, or ARPU, EBITDA (as defined in “Results of Operations”), operating income and net income.  These key performance indicators are primarily affected by the competitive and regulatory landscape in which we operate and our ability to adapt to the challenges posed.

Our competitive landscape is characterized primarily by a highly penetrated cellular market. Competition is intense and attracting new subscribers and retaining existing subscribers has become increasingly difficult and costly. The competition in our market has further intensified in 2012 following the entry into the market of additional competitors, specifically the launch of two new UMTS operators in May 2012 - Hot Mobile and Golan, using national roaming on Pelephone's and our networks (respectively) and aiming to win market share by introducing significantly lower tariffs than market level at that time,  leading to substantially accelerated price erosion, a materially increased churn rate, increased subscriber acquisition and retention costs and a material decrease in revenues and profitability for us. This was preceded by regulatory and other changes, which contributed to the intensified competition and increased price erosion during 2011 including the compulsory reduction of Early Termination Fees in February 1, 2011 and the formation of communications groups, which led to the offering of bundles of services and Unlimited Packages, at lower average revenue per minute, or ARPU. Competition may intensify further if current trends continue and following annulment or further relaxation of the structural separation imposed on each of the Bezeq and Hot groups. Following our acquisition of Netvision, we compete in additional markets, including ISP and ILD services. Competition in these markets increased and may intensify further following the annulment or further relaxation of the structural separation imposed on each of the Bezeq and Hot groups and the offering of bundles of services, which are expected to involve further price erosion. Also, the offering of services by the Bezeq and Hot groups at tariffs significantly lower than prevailing market tariffs or at prices which would be, in some cases, below our costs for such services, by cross subsidizing with other services in which they have the capacity to monopolize the market, is expected to increase competition in those markets and lead to further price erosion and possible loss of market share by us. These trends are expected to further adversely affect our results of operations. We will continue to implement efficiency measures in an effort to mitigate such effects. See “Item 3. Key Information – D. Risk Factors  - We face intense competition in all aspects of our business” and "Risks Related to our wholly owned subsidiary Netvision - Changes in the regulatory environment could adversely affect

Netvision's business"  and “Item 4. Information on the Company – B. Business Overview – Competition” and "Netvision – ISP Business - Competition".

 We intend to drive revenue primarily by: maximizing the benefits of our position as a leading Israeli telecommunications group, offering our customers full and comprehensive mobile and wireline solutions and enhancing our competitive capabilities, retaining our existing subscribers; offering new services that will complete our offering as a telecommunications group and services which are synergetic to our core businesses, as well as growing and developing our mobile data and value added services and wireline services revenues; and attracting new subscribers. We intend to continue our efforts to optimize our costs by implementing further aggressive efficiency measures, reducing our expenses and investments and adjusting our operations to the changing market conditions, but cannot guarantee the success of these measures.

The communications market and specifically the cellular industry are primarily regulated by the Ministry of Communications. See “Item 4. Information on the Company – B. Business Overview - Government Regulations.”  While our pricing is not generally regulated, certain of our rates and pricing mechanisms are subject to regulation. The reduction of interconnect tariffs, beginning January 1, 2011 (for details see “Item 4. Information on the Company – B. Business Overview – Government Regulations – Tariff Supervision”) had a material adverse effect on our results in 2011 and 2012 and is expected to continue to adversely affect our results in the future.

As of February 2011, we were required to reduce Early Termination Fees to a negligible amount in the cellular market, and it was thereafter annulled completely. As of November 2011, we may not charge any Early Termination Fees for other communications services, under an amendment to the Communications Law, which applies to existing as well as new pricing plans. See additional details under "Item 4. Information on the Company – B. Business Overview – Government Regulations – Tariff Supervision."

The construction and operation of our cell sites and other transmission facilities are highly regulated and require us to obtain various consents and permits. See “Item 4. Information on the Company – B. Business Overview - Government Regulations—Permits for Cell Site Construction.” We have experienced difficulties in obtaining some of these consents and permits, particularly in obtaining building permits for cell sites from local planning and building authorities and as of September 2010, cannot rely on the exemption from obtaining a building permit due to an interim order issued by the Israeli Supreme Court to that effect, except for the replacement of existing radio access devices under certain conditions. Also, we may be operating a significant number of our cell sites in a manner not fully compatible with the building permits issued for them. However, even though 10 criminal and administrative proceedings (with four cell sites subject to a demolition order) are outstanding as of December 31, 2012, we do not expect that the demolition of these facilities would have a material impact on our results of operations and financial condition. Additional restrictions on the construction and operation of cell sites and other facilities may be enacted by amendment to the Non-Ionizing Radiation Law and Regulations. If such restrictions are subsequently adopted, they will, among other things, limit our ability to construct new sites and renew operating permits for many of our existing sites, especially in residential areas, will adversely affect our existing networks and networks build out, specifically in urban areas, and could adversely affect our results of operations.  National Zoning Plan 36 is in the process of being revised. If proposed changes are approved, they will harm our ability to construct new cell sites, make the process of obtaining building permits for the construction and operation of cell sites more cumbersome and costly, could adversely affect our existing network, and may delay the future deployment of our network.  Moreover, if we are unable to obtain or renew consents and permits or rely on exemptions from obtaining permits for our existing sites or other facilities, we will be required to demolish or relocate these cell sites and facilities. Our inability to relocate cell sites or other facilities in a timely manner and/or our inability to obtain the permits and consents for new cell sites, or rely on exemptions, could adversely affect our existing network resulting in the loss of subscribers, prevent us from meeting the networks coverage and quality requirements contained in our license and adversely impact our networks build-out, all of which may have a material adverse result on our results of operations and financial condition.

Our profitability is also affected by other factors, including changes in our cost of revenues and selling, marketing, general and administrative expenses, including depreciation and financing expenses, which are also affected by changes in the CPI.

Our results are also impacted by currency fluctuations.  While substantially all of our revenues are denominated in NIS, for 2012, approximately 36% of cash outflow was denominated in, or linked to, other currencies, mainly U.S. dollars.  These payments included capital expenditures, some cell site rental fees and payments for equipment including handset suppliers. Changes to the Israeli CPI, may also impact our results as our debentures (excluding Series E and G) and some of our expenses are linked to the Israeli CPI.  Any devaluation of the NIS against the U.S. dollar or other foreign currencies will therefore increase the NIS cost of our expenses that are not denominated in NIS or are linked to those currencies and any increase in the Israeli CPI will increase the financial expenses associated with our debentures.  We enter into derivative instruments to mitigate the effect of the various market risks associated with these expenses.  See “Item 11 - Quantitative and Qualitative Disclosures About Market Risk.”

Further, we have incurred significant debt by issuing debentures, the aggregate outstanding principal amount of which as of December 31, 2012 was NIS 6,443 million.  See ““—Liquidity and Capital Resources—– A. Debt Service – Public Debentures”.

In February 2006, our Board of Directors adopted a policy to distribute each year at least 75% of our annual net income. In March 2007, our Board resolved to distribute dividends within the boundaries of the February 2006 dividend policy and until resolved otherwise, on a quarterly basis.

In respect of 2012, a dividend was declared for the first quarter only and our board of directors chose not to declare dividends for the second, third and fourth quarters given the intensified competition and substantial changes in pricing and in order to strengthen our balance sheet. In March 2012, in connection with  raising of additional debt, we undertook limitations on our dividend distributions. See “Item 8. Financial Information – A. Statements and Other Financial Information - Dividend Policy” and “— B. Liquidity and Capital Resources—Dividend payments.” and "- Debt Service –Shelf Prospectus".

Acquisition of Netvision Ltd.

On August 31, 2011, we completed the acquisition of 100% of the share capital of Netvision for a total consideration of approximately NIS 1.57 billion ($421 million) pursuant to a merger agreement dated June 15, 2011, by and among our Company, Netvision and a wholly owned subsidiary of our Company, which we formed solely for effecting the merger transaction. Following the consummation of the merger transaction, Netvision became a wholly owned subsidiary of our Company. We funded the acquisition of Netvision through a combination of available cash and issuance of additional debentures from our Series D and Series E debenture series on the TASE. The offerings described above were made in Israel to residents of Israel only. For further details, see "Item 5. B – Operating and Financial Review and Prospects – Liquidity and Capital Resources". For Additional details see "Item 4. Information on the Company - Acquisition of Netvision Ltd. During 2011."

Since the acquisition of Netvision's share capital was completed on August 31, 2011, the consolidated results for the year ended December 31, 2011, included elsewhere in this annual report, include Netvision's results for the months of September through December 2011 only.

In regards to Netvision's results for 2012 compared with its results for the full year of 2011, there was a 5% decrease in revenues due to increased competition, which was more than compensated by a higher decrease in operating expenses due to efficiency measures implemented since the acquisition by us, resulting in an increase in operating income and net income.

Revenues

We derive our revenues primarily from the sale of cellular network services (such as airtime and data surfing), handsets and other services, including content and value added services, extended handset warranties and the provision of transmission and landline services.  Revenues from airtime are derived from cellular subscribers originating calls on our network and from interconnect revenues from other operators for calls terminating on our network.  Since the second quarter of 2012 we also derive our revenues from hosting services. Revenues also include roaming charges that we bill to our subscribers for the use of the networks of our roaming partners outside Israel, to which we refer as outbound roaming, and charges that we bill to our roaming partners whose subscribers use our network, to which we refer as inbound roaming.

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

Our revenues from cellular services are usually affected by seasonality with the third quarter of the year characterized by higher roaming revenues due to increased incoming and outgoing tourism.

Cost of revenues

The principal components of our cost of revenues are the purchase of handsets, accessories, equipment and spare parts, interconnect fees, content cost, cell site leasing costs, transmission services cost, internet connectivity services, the purchase of call minutes related mainly to international call services, outbound roaming services fees, royalty payments to the government of Israel, salaries and network development and maintenance. Our cost of revenues also includes depreciation of the cost of our network equipment and amortization of our spectrum licenses, rights of use of communications lines and capitalized handset subsidies.  See “—Application of Critical Accounting Policies and Use of Estimates—Long-lived assets - depreciation.”

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

Other income and expenses

Other income and expenses consist primarily of capital gains or losses from sale and disposal of capital assets and from sales of subsidiaries.

Financing income and expenses

Financing income and expenses consist primarily of interest expense on long-term and short-term loans and interest on our debentures, the interest income component of handset long-term installment sales, the effects of fluctuations in currency exchange rates, Israeli CPI adjustments related to the Israeli CPI-linked debentures and other expenses, and income or losses relating to financial derivative instruments that do not qualify for hedge accounting according to IFRS. Financing income and expenses also include interest income on deposits, premium amortization associated with our debentures, and gains and losses from our current investment in tradable securities.

Income Tax

Generally, Israeli companies were subject to corporate tax on their taxable income at the rate of 25% for the 2010 tax year, which decreased to 24% for the 2011 tax year and increased again to 25% for the 2012 tax year and onwards. Israeli companies are subject to capital gains tax at the corporate tax rate. A deferred tax asset or liability is created for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

In December 2011, the Israeli Income Tax Ordinance was amended following the tax recommendations of the Israeli public committee for socio-economic reform. The amendment includes, among other things, cancelation of the previously scheduled reduction in the corporate tax rate, so that the corporate tax rate increased to 25% commencing January 1, 2012  and will remain at such rate for future tax years (corporate tax rate for 2011 was 24% and was  scheduled to gradually decrease to 18% by 2016). Following this amendment, we incurred in the fourth quarter of 2011 a one-time deferred tax expense in the amount of approximately NIS 33 million, as a result of an increase in deferred tax liability.

Results of Operations - Comparison of 2010, 2011 and 2012

The following table sets forth key performance indicators for the periods indicated:

	Year Ended December 31,			Change*
	2010	2011	2012	2011 vs. 2010		2012 vs. 2011
Subscribers at end of period(1) (in thousands)	3,394	3,349	3,199	(1.3%)		(4.5%)
Churn rate of cellular subscribers(1)(2)	20.5%	25.1%	31.5%	4.6	pp	6.4	pp
Average monthly usage per subscriber (MOU) (in minutes)(1)(3)	335	346	390	3.3%		12.7%
Average monthly revenue per subscriber (ARPU) (1)(4) (in NIS)	144	106	88	(26.3%)		(17.5%)
Operating income (in NIS millions)	1,938	1,422	985	(26.6%)		(30.7%)
Net income (in NIS millions)	1,291	825	531	(36.1%)		(35.6%)
EBITDA(5) (in NIS millions)	2,667	2,167	1,753	(18.7%)		(19.1%)
Operating income margin(6)	29.1%	21.9%	16.6%	(7.2)	pp	(5.3)	pp
EBITDA margin(7)	40.0%	33.3%	29.5%	(6.7)	pp	(3.8)	pp

*	pp denotes percentage points and this measure of change is calculated by subtracting the 2010 measure from the 2011 measure and the 2011 measure from the 2012 measure, respectively.

(1)
Cellular subscriber data refers to active subscribers. We use a six-month method of calculating our cellular subscriber base, which means that we deduct subscribers from our subscriber base after six months of no revenue generation and activity on our network by or in relation to both the post-paid and pre-paid subscriber.  The six-month method is, to the best of our knowledge, consistent with the methodology used by other cellular providers in Israel. During the fourth quarter of 2011, we removed approximately 52,000 subscribers from our subscribers base, which included subscribers using our TDMA network who had not requested a transfer to our other networks following the shutdown of our TDMA network as of December 31, 2011, and subscribers who ceased using our services following a change to our policy which previously allowed subscribers to change from post to prepaid subscription as a result of the reduction of Early Termination Fees in the cellular market in early 2011. These changes affected other key performance indicators. We have not restated prior subscriber data to conform with these changes. In the fourth quarter of 2012 we added a revenue generation criterion of at least  NIS 1 of accumulated revenues over the six months period, for M2M (machine to machine) subscribers, which means that any M2M subscriber generating less than NIS 1 of accumulated revenues will not be counted as a subscriber. The addition of the NIS 1 generation criterion resulted in the removal of 138,000 M2M subscribers from our subscriber base in the fourth quarter of  2012. We have not restated prior subscriber data to conform with this change. This change had an immaterial effect on our MOU and ARPU for 2012.

(2)
Churn rate is defined as the total number of voluntary and involuntary permanent deactivations of cellular subscribers in a given period expressed as a percentage of the number of cellular subscribers at the beginning of such period.  Involuntary permanent deactivations relate to cellular subscribers who have failed to pay their arrears for the period of six consecutive months.  Voluntary permanent  deactivations relate to cellular subscribers who terminated their use of our services. Churn rate data is excluding the above mentioned removal of subscribers.

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

(4)
Average monthly revenue per cellular subscriber (ARPU) is calculated by dividing revenues from cellular services for the period by the average number of cellular subscribers during the period and by dividing the result by the number of months in the period.  Revenues from inbound roaming services and hosting services are included even though the number of subscribers in the equation does not include the users of those roaming and hosting services.  Inbound roaming services and hosting services are included because ARPU is meant to capture all service revenues generated by a cellular network.  Revenues from sales of extended warranties are included because they represent recurring revenues generated by subscribers, but revenues from sales of handsets (which for purposes of this report may include other types of cellular end user equipment, such as tablets), repair services, and other services are not.  We and industry analysts, treat ARPU as a key performance indicator of a cellular operator because it is the closest meaningful measure of the contribution to service revenues made by an average subscriber.

We have set out below the calculation of cellular ARPU for each of the periods presented:

	Year Ended December 31,
	2010	2011	2012
	(In NIS millions, except number of subscribers and months)

Revenues	6,662	6,506	5,938
less revenues from equipment sales	802	1,747	1,356
less other revenues*	124	484	1,125

Revenues used in ARPU calculation (in NIS millions)	5,736	4,275	3,457
Average number of subscribers	3,322,891	3,361,803	3,291,843
Months during period	12	12	12
ARPU (in NIS, per month)	144	106	88

*	Other revenues include revenues from other communications services such as ISP, transmission services and local and international landline services and repair services.

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

The following is a reconciliation of EBITDA with net income and operating income:

	Year Ended December 31,
	2010	2011	2012
	(In NIS millions)
Net income	1,291	825	531
Financing expenses, net	230	293	259
Taxes on income	417	304	195
Operating income	1,938	1,422	985
Other expenses (income), net	5	1	(4)
Depreciation and amortization	724	738	765
Share based payments	-	6	7
EBITDA	2,667	2,167	1,753

The following is a reconciliation of EBITDA with net income by segments:

	Year Ended December 31, 2012
	(In NIS millions)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated
Net income	464	145	(78)	531
Financing expenses, net				259
Taxes on income	190	31	(26)	195
Operating income				985
Other income				(4)
Depreciation and amortization	554	107	104	765
Share based payments				7
EBITDA	1,470	283	-	1,753

	Year Ended December 31, 2011
	(In NIS millions)
	Cellcom	Netvision*	Reconciliation for consolidation	Consolidated
Net income	821	39	(35)	825
Financing expenses, net				293
Taxes on income	313	2	(11)	304
Operating income				1,422
Other expenses				1
Depreciation and amortization	652	40	46	738
Share based payments				6
EBITDA	2,084	83	-	2,167

* Netvision segment represents results of operations for the four month period commencing September 1, 2011, only (following the completion of the acquisition of Netvision on August 31, 2011).

(6)	Operating income margin is defined as operating income as a percentage of total revenues for each of the applicable periods.

(7)	EBITDA margin is defined as EBITDA as a percentage of total revenues for each of the applicable periods.

The following table sets forth our consolidated statements of income as a percentage of total revenues from operations for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
Revenues	100.0%	100.0%	100.0%
Cost of revenues	49.9%	52.4%	58.3%
Gross profit	50.1%	47.6%	41.7%
Selling and marketing expenses	11.3%	15.2%	14.6%
General and administrative expenses	9.6%	10.5%	10.6%
Other (income) expenses, net	0.1%	-	(0.1%)
Operating income	29.1%	21.9%	16.6%
Financing expenses, net	3.5%	4.5%	4.4%
Income before income tax	25.6%	17.4%	12.2%
Income tax	6.2%	4.7%	3.3%
Net income	19.4%	12.7%	8.9%

Revenues

	Year Ended December 31,			Change
	2010	2011	2012	2011 vs. 2010	2012 vs. 2011
	(In NIS millions)
Revenues	6,662	6,506	5,938	(2.3%)	(8.7%)

The decrease in revenues in 2012 is attributable to a 22.4% decrease in equipment revenues, as well as a 3.7% decrease in service revenues, compared with 2011 due to the increased competition in the cellular market, intensified further by the entry of new operators to the Israeli cellular market. Netvision's contribution to total revenues for 2012 totaled NIS 1,047 million (excluding inter-company revenues), compared with NIS 374 million in 2011. The increase in Netvision's contribution to total revenues was mainly due to the consolidation of Netvision's results for September through December 2011 only in 2011 (following the completion of the acquisition of Netvision on August 31, 2011), while in 2012 we consolidated Netvision's results for the full year (hereinafter "difference in the period of consolidation of Netvision's results").

The decrease in revenues in 2011 was attributed to an 18.8% decrease in service revenues as a result of the regulatory changes implemented in early 2011 and the increased competition, which resulted in significant airtime price erosion. The decrease in service revenues was partially offset by a 117.8% increase in equipment revenues in 2011, as well as by Netvision's revenues (for the period from September through December 2011) in the amount of NIS 374 million (excluding inter-company revenues), which were consolidated for the first time.

The following table sets forth the breakdown of our revenues for the periods indicated based on the various sources thereof:

	2010		2011		2012
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(NIS in millions)		(NIS in millions)		(NIS in millions)
Service revenues:
Cellular services*	5,457	81.9%	4,047	62.2%	3,279	55.2%
Landline services	178	2.7%	272	4.2%	599	10.1%
Internet services (ISP)	-	-	216	3.3%	531	9.0%
Other services**	225	3.4%	224	3.4%	173	2.9%
Total service revenues	5,860	88.0%	4,759	73.1%	4,582	77.2%
Equipment revenues	802	12.0%	1,747	26.9%	1,356	22.8%
Total revenues	6,662	100.0%	6,506	100.0%	5,938	100.0%
*
We have ceased to detail separately the cellular services since most of the marketing plans, which are currently sold , include service packages which include unlimited air time minutes and SMS, as well as cellular surfing.

**	Consists of extended warranty fees.

During 2012, service revenues (comprising 77.2% of total revenues) decreased 3.7%, compared with 2011. This decrease in service revenues resulted mainly from the ongoing erosion in the price of cellular services, resulting from the increased competition in the market intensified further by the entry of new operators to the Israeli cellular market. Most of this decrease was offset by an increase in Netvision's contribution to service revenues, which totaled NIS 965 million (excluding inter-company revenues) in 2012, as compared to NIS 339 million in 2011. The increase in Netvision's contribution to service revenues was mainly due to the difference in the period of consolidation of Netvision's results. After elimination of Netvision's contribution to service revenues, service revenues for 2012 decreased 18.2% compared to 2011.

During 2011, service revenues (comprising 73.1% of total revenues) decreased by approximately 19%, compared with 2010. This decrease in service revenues resulted mainly from a significant decrease in interconnect fees paid to us by other local operators, due to the reduction in interconnect tariffs as of January 1, 2011 and the reduction in Early Termination Fees due to the regulatory changes, as well as from the ongoing airtime price erosion, due to the increased competition in the market. These decreases were partially offset by Netvision's service revenues (for the period from September 1 through December 31, 2011) in the amount of NIS 339 million (excluding inter-company revenues), which were consolidated for the first time.

The increase in revenues from landline services and in internet services in 2012 was mainly due to an increase in Netvision's contribution to those revenues as a result of the difference in the period of consolidation of Netvision's results.

The increase in revenues from landline services and internet services, in 2011 compared with 2010, was mainly attributed to Netvision's contribution to those revenues, which were consolidated for the first time.

During 2012, revenues from other services decreased 22.8%, compared with 2011. This decrease resulted from a decrease in extended warranty fees due to an increase in sales of iPhone handsets, to which we generally do not offer such services and following the intensified competition in the market, which led to increased churn rate. As a percentage of total revenues, revenues from other services decreased to 2.9% in 2012 from 3.4% in 2011.

During 2012, equipment revenues (comprising 22.8% of total revenues) decreased 22.4%, compared with 2011. This decrease resulted mainly from an approximately 37% decrease in the number of cellular handsets sold in 2012, as compared with 2011, due to regulatory changes, which led to the entry of many competitors to the cellular handsets market. This decrease was partially offset by a significant increase in revenues from sale of tablets in 2012 compared with 2011. The decrease in equipment revenues was also offset in part by an increase in Netvision's contribution to equipment revenues due to the difference in the period of consolidation of Netvision's results, which totaled NIS 82 million in 2012, compared to NIS 35 million in 2011.

During 2011, equipment revenues (comprising 26.9% of total revenues) increased by 117.8%, compared with 2010.  This increase in equipment revenues resulted from an approximately 33% increase in the number of cellular handsets sold during 2011, as compared with 2010, as well as from an approximately 70% increase in the average cellular handset sale price due to a change in the mix of handsets sold, in favor of smartphones and advanced 3G handsets. The increase in the number of handsets sold resulted from the accelerated competition following the regulatory changes. The increase in equipment revenues also resulted from an increase in accessories sales in 2011 compared with 2010. Netvision's equipment revenues (for the period from September 1 through December 31, 2011) in the amount of NIS 35 million, which were consolidated for the first time, also contributed to the increase in equipment revenues.

The following table sets forth the breakdown of our revenues for the periods indicated based on the types of subscribers:

	2010		2011		2012
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(NIS in millions)		(NIS in millions)		(NIS in millions)
Individual	4,917	73.8%	4,727	72.7%	4,067	68.5%
Business	1,649	24.8%	1,686	25.9%	1,770	29.8%
Other*	96	1.4%	93	1.4%	101	1.7%
Total	6,662	100.0%	6,506	100.0%	5,938	100.0%

*	Consists of revenues from inbound roaming services, hosting services (since mid 2012) and other services.

A breakdown of revenues according to types of subscribers (individual and business) during 2012 shows an approximately 14% decrease, compared with 2011, in revenues attributable to individual subscribers, which resulted mainly from the ongoing erosion in the price of cellular services, resulting from the intensified competition in the cellular market. The decrease also resulted from a decrease in the number of cellular handsets sold in 2012, as compared with 2011, due to regulatory changes, which led to the entry of many competitors to the cellular handsets market. These decreases were partially offset by an increase in Netvision's contribution to revenues from individual subscribers due to the difference in the period of consolidation of Netvision's results. Revenues attributable to business subscribers increased in 2012 by 5%, compared with 2011, due to an increase in Netvision's contribution to revenues from business customers due to the difference in the period of consolidation of Netvision's results. Other revenues increased 8.6% in 2012, compared with 2011, mainly due to revenues from hosting services we provide Golan and Home Cellular, which begun operating during the second quarter of 2012. The increase in other revenues was partially offset by a decrease in revenues from inbound roaming services.

A breakdown of revenues according to types of subscribers (individual and business) during 2011 shows an approximately 3.9% decrease, compared with 2010, in revenues attributable to individual subscribers, which resulted mainly from a decrease in revenues attributable to the significant decrease in interconnect fees paid to us by other local operators, due to the reduction in interconnect tariffs as of January 1, 2011, as a result of the reduction of cellular Early Termination Fees, as well as from the ongoing price erosion, which was partially offset by increased usage and by Netvision's revenues, which were consolidated for the first time. Revenues attributable to business subscribers increased in 2011 by 2.2%, compared with 2010, mainly due to Netvision's revenues from business customers, which are consolidated for the first time. This increase in revenues attributable to business customers was partially offset by the decrease in interconnect fees and the ongoing price erosion. Other revenues decreased 3.1% in 2011 compared with 2010, mainly due to a decrease in revenues from inbound roaming services.

The following table sets forth the breakdown of our revenues for the periods indicated based on the types of subscription plans:

	2010		2011		2012
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(NIS in millions)		(NIS in millions)		(NIS in millions)
Pre-paid	675	10.1%	488	7.5%	430	7.2%
Post-paid	5,891	88.5%	5,925	91.1%	5,407	91.1%
Other*	96	1.4%	93	1.4%	101	1.7%
Total	6,662	100.0%	6,506	100.0%	5,938	100.0%

* Consists of revenues from inbound roaming services, hosting services (since mid 2012) and other services.

A breakdown of revenues according to types of subscription plans (pre-paid and post-paid) shows that the decrease in revenues in 2012 compared with 2011 resulted mainly from post-paid subscribers. This decrease was primarily the result of the ongoing erosion in the price of cellular services, resulting from the intensified competition in the cellular market, as well as by the decrease in equipment revenues, due to a decrease in the number of cellular handsets sold in 2012, as compared with 2011, due to regulatory changes, which led to the entry of many competitors to the cellular handsets market. The decrease in revenues attributable to post-paid subscribers was offset in part by an increase in Netvision's revenues from post-paid customers due to the difference in the period of consolidation of Netvision's results. The decrease in revenues attributable to pre-paid subscribers resulted mainly from increased churn of pre-paid cellular subscribers, as well as from the ongoing price erosion.

A breakdown of revenues according to types of subscription plans (pre-paid and post-paid) shows that the decrease in revenues in 2011 compared with 2010 resulted mainly from pre-paid subscribers. This decrease was primarily the result of the significant decrease in interconnect fees paid to us by other local operators, due to the reduction in interconnect tariffs as of January 1, 2011. The increase in revenues attributed to post-paid subscribers was mainly due to an increase in revenues from equipment sales and due to Netvision's revenues from post-paid customers, which were consolidated for the first time. These increases were partially offset by the significant decrease in interconnect fees, the reduction of cellular Early Termination Fees, as well as by the ongoing airtime price erosion, due to the increased competition in the market.

Cost of revenues and gross profit

	Year Ended December 31,			Change
	2010	2011	2012	2011 vs. 2010	2012 vs. 2011
	(In NIS millions)
Cost of service revenues	2,671	2,126	2,450	(20.4%)	15.2%
Cost of equipment revenues	651	1,282	1,013	96.9%	(21.0%)
Total cost of revenues	3,322	3,408	3,463	2.6%	1.6%
Gross profit	3,340	3,098	2,475	(7.2%)	(20.1%)

The increase in cost of service revenues in 2012, compared with 2011, is attributed to an increase in Netvision's contribution to cost of service revenues due to the difference in the period of consolidation of Netvision's results, which totaled NIS 692 million (excluding inter-company expenses) in 2012, compared with NIS 237 million in 2011. This increase was partially offset by a decrease in the cost of cellular service revenues in 2012, compared with 2011, which resulted mainly from a decrease in the cost of content and value added services, as well as depreciation and amortization expenses. After elimination of Netvision's contribution, cost of service revenues decreased 7.1%.

The decrease in cost of service revenues in 2011 compared with 2010, resulted from a significant decrease in total interconnect fees paid to other local cellular operators following the reduction in interconnect tariffs as of January 1, 2011. The decrease in cost of service revenues also resulted from a decrease in depreciation and amortization expenses. These decreases were partially offset by Netvision's cost of service revenues (for the period from September 1 through December 31, 2011) in the amount of NIS 237 million (excluding inter-company expenses), which was consolidated for the first time.

The decrease in cost of equipment revenues in 2012 compared with 2011, resulted primarily from a decrease in cellular handsets cost resulted mainly due to a decrease in the number of handsets sold during 2012 compared with 2011. Also, Netvision's cost of equipment revenues in 2012 totaled NIS 57 million, compared to NIS 27 million in 2011 (for the period from September 1 through December 31, 2011). After elimination of Netvision's contribution, cost of equipment revenues decreased 23.5%.

The increase in cost of equipment revenues in 2011 compared with 2010, resulted primarily from a significant increase in cellular handsets cost resulted mainly from an increase in the number of handsets sold during 2011 compared with 2010, as well as from a change in the mix of handsets sold, in favor of smartphones and advanced 3G handsets. Netvision's cost of equipment revenues (for the period from September 1 through December 31, 2011) in the amount of NIS 27 million, which was consolidated for the first time, also contributed to the increase in cost  of equipment revenues.

The decrease in gross profit in 2012 compared with 2011, resulted mainly from the ongoing erosion in the price of cellular services, as well as from the decrease in cellular handsets sales. The decrease in gross profit was partially offset by an increase in Netvision's contribution to gross profit due to the difference in the period of consolidation of Netvision's results.

The decrease in gross profit in 2011 compared with 2010, resulted mainly from the significant decrease in interconnect fees paid to us by other local operators, the reduction of cellular Early Termination Fess, and the ongoing price erosion, which was partially offset by increased handsets sales.

Selling and marketing expenses and general and administrative expenses

	Year Ended December 31,			Change
	2010	2011	2012	2011 vs. 2010	2012 vs. 2011
	(In NIS millions)
Selling and marketing expenses	756	990	865	31.0%	(12.6%)
General and administrative expenses	641	685	629	6.9%	(8.2%)
Total	1,397	1,675	1,494	19.9%	(10.8%)

The decrease in selling and marketing expenses in 2012 compared with 2011, was primarily the result of efficiency measures we implemented, which led to a decrease in payroll expenses, sales commissions, advertising and other expenses. The decrease in sales commissions also resulted from a decrease in the number of cellular handsets sold in 2012, as compared with 2011. The decrease in selling and marketing expenses also resulted from a decrease in amortization expenses related to capitalized sales commissions. These decreases were partially offset by an increase in Netvision's contribution to selling and marketing expenses from NIS 79 million in 2011 to NIS 155 million in 2012 due to the difference in the period of consolidation of Netvision's results. After elimination of Netvision's contribution, selling and marketing expenses decreased 22.1%.

The increase in selling and marketing expenses in 2011 compared with 2010, reflected primarily the impact of the regulatory changes, resulting in an increase in the number of customers' queries to our sales and service centers, which led to an increase in our sales and customer service force leading to an increase in payroll expenses, as well as an increase in sales commissions. The increase in sales commissions also resulted from an increase in the number of sales transactions in 2011 compared with 2010. Netvision's selling and marketing expenses (for the period from September 1 through December 31, 2011) in the amount of NIS 79 million, which were consolidated for the first time, also contributed to the increase in selling and marketing expenses. These increases were partially offset by a decrease in amortization expenses related to capitalized sales commissions resulted from ceasing the capitalization of these commissions due to the absence of the required accounting conditions for such capitalization, following the regulatory change in relation to the reduction of Early Termination Fees.

The decrease in general and administrative expenses in 2012 compared with 2011, resulted from efficiency measures we implemented, which led to a decrease in payroll expenses, employees recruitment expenses, data processing and other expenses. The decrease also resulted from a decrease in consulting expenses, mainly due to the increase in these expenses in 2011 related to the acquisition of Netvision. These decreases were partially offset by an increase in Netvision's contribution to general and administrative expenses from NIS 34 million in 2011 to NIS 71 million in 2012 due to the difference in the period of consolidation of Netvision's results. After elimination of Netvision's contribution, general and administrative expenses decreased 14.3%.

The increase in general and administrative expenses in 2011 compared with 2010, primarily resulted from Netvision's general and administrative expenses (for the period from September 1 through December 31, 2011) in the amount of NIS 34 million, which were consolidated for the first time, as well as from an increase in consulting expenses related to the merger of Netvision. These increases were partially offset by a decrease in bad debts and doubtful accounts expenses.

Other income (expenses), net

	Year Ended December 31,
	2010	2011	2012
	(In NIS millions)
Other income (expenses), net	(5)	(1)	4

Other income in 2012 consists mainly of gains from sale of shares in a subsidiary and in an associate of Netvision.

Other expenses in 2010 and 2011 consisted mainly of capital losses which resulted from deletion of certain equipment items.

Financing expenses, net

	Year Ended December 31,
	2010	2011	2012
	(In NIS millions)
Financing expenses	(336)	(409)	(440)
Financing income	106	116	181
Financing expenses, net	(230)	(293)	(259)

Financing expenses, net, for 2012 decreased 11.6% compared with 2011. The decrease resulted from a decrease in Israeli Consumer Price Index (CPI) linkage expenses, associated with our debentures, due to decreased inflation rate in 2012, compared with 2011, an increase in interest income, associated with handsets sales, as well as an increase in gains from our investment in tradable debentures in 2012, compared with 2011. The decrease in financing expenses, net, also resulted from income from foreign currency exchange differences related to trade payables in 2012, which resulted mainly from appreciation of 2.3% of the NIS against the US dollar, compared to loss from foreign currency exchange differences in 2011, which resulted from depreciation of 7.7% of the NIS against the US dollar in that year. These effects were partially offset by an increase in interest expenses, associated with our debentures, in 2012, compared with 2011, due to the higher debt level following the issuance of additional debentures in March 2012. The decrease in financing expenses, net, was offset in part also by a decrease in deposit interest income, due to lower deposits balance and decreased interest rate in 2012 compared with 2011.

Financing expenses, net, for 2011 increased by 27.4% compared with 2010. The increase resulted mainly from increased interest expenses and Israeli Consumer Price Index (CPI) linkage expenses, associated with our debentures, in 2011, compared with 2010, due to the higher debt level following the issuance of additional debentures in 2011. The increase in financing expenses, net, also resulted from loss in 2011 from foreign currency exchange differences related to trade payables, which resulted from a depreciation of 7.7% of the NIS against the US dollar, compared to income from foreign currency exchange differences in 2010, which resulted from an appreciation of 6% of the NIS against the US dollar in that year. These increases were partially offset by an increase in interest income, associated with handsets sales, as well as an increase in deposit interest income in 2011 compared with 2010, due to higher deposits balance and increased interest rate.

Interest and CPI linkage expenses associated with the principal amount of the debentures incurred during 2010, 2011 and 2012 were approximately NIS 310 million, NIS 377 million and NIS 414 million, respectively.

Income tax

	Year Ended December 31,			Change
	2010	2011	2012	2011 vs. 2010	2012 vs. 2011
	(In NIS millions)
Income tax	417	304	195	(27.1%)	(35.9%)

Income tax for 2012 decreased 35.9% compared with 2011, mainly due to a significant decrease in profit before income tax, attributed primarily to the adverse effect on our results resulting from the intensified competition in the cellular market. This decrease was partially offset by an increase in the corporate tax rate from 24% in 2011 to 25% in 2012.

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

Net income

	Year Ended December 31,			Change
	2010	2011	2012	2011 vs. 2010	2012 vs. 2011
	(In NIS millions)
Net income	1,291	825	531	(36.1%)	(35.6%)

The decrease in net income in 2012 compared with 2011, was primarily due to a decrease of 8.7% in revenues. This decrease was partially offset by a decrease of 3.5% in operating expenses and a decrease of 11.6% in financing expenses, net, leading to a decrease of 35.7% in income before income tax.

The decrease in net income in 2011 compared with 2010, was primarily due to a decrease of 2.3% in revenues, along with an increase of 7.6% in operating expenses and an increase of 27.4% in financing expenses, net, which led to a decrease of 33.9 % in income before income tax. These decreases were partially offset by a decrease of 27.1% in income tax.

B. LIQUIDITY AND CAPITAL RESOURCES

General

Our liquidity requirements relate primarily to working capital requirements, debt service, capital expenditures for the expansion and enhancement of our networks and payment of dividends. We fund these requirements through cash flows from operation and issuance of public debentures.

In October 2010, the Commissioner of Capital Markets, Insurance and Savings in the Ministry of Finance published a circular which in most parts became effective by January 2011, instructing institutional investors to follow certain procedures and requirements before investing in non-governmental debentures, including a requirement to verify that certain contractual provisions are included in the indentures of the invested debentures, and to establish a policy for investment in such debentures which will relate among other matters to repayment acceleration rights. These procedures and requirements may adversely affect our possibilities of raising debt from Israeli institutional investors as well as the terms and price of such debt raising and have already adversely affected the terms under which we raised debt in  2012. For additional details see "B. Liquidity and Capital Resources - Debt Service –Shelf Prospectus".

In May 2012, the rating of our debentures was downgraded (with a negative outlook) due to increased leverage and competitive pressures. In November 2012, the rating company reaffirmed that rating, based on the above reasons. This and any further downgrade in our rating may adversely affect the terms and price of our debt or additional debt raising, particularly through the issuance of debentures to institutional investors, which, given the limitation on the ability of Israeli banks to lend money to us pursuant to the “Guidelines for Sound Bank Administration” issued by the Israeli Supervisor of Banks (as we are a member of IDB’s group of borrowers), may limit our ability to obtain additional financing to operate, develop and expand our business or to refinance existing debt.

We believe that our free cash flow together with our financial reserves will be sufficient to fund our anticipated cash needs for working capital, capital expenditures and debt service for at least the next 12 months. Our future capital requirements will depend on many factors, including level of revenues, the timing and extent of spending to support marketing and subscriber retention efforts, the expansion of sales and marketing activities and the timing of introductions of new products and enhancements to existing products.

In February 2006, our Board of Directors adopted a policy to distribute each year at least 75% of our annual net income, subject to compliance with applicable law, our license and contractual obligations and so long as the distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. In March 2012, in connection with the raising of additional debt, we undertook limitations on dividend distributions by our company. See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy” and "B. Liquidity and Capital Resources - Debt Service –Shelf Prospectus" and "B. Liquidity and Capital Resources - Debt Service –Shelf Prospectus". In  respect of 2012, a dividend was declared for the first quarter only and our Board of Directors chose not to declare dividends for the second, third and fourth quarters given the intensified competition and substantial changes in pricing and in order to strengthen our balance sheet. It is possible that our Board of Directors’ estimate of our cash needs will be incorrect, or that events could occur that could increase our cash needs beyond anticipated. If that occurs, we may not have sufficient cash to cover these needs as a result of prior dividend payments, and we would need to identify additional sources of financing, which could include equity or debt financing.  We may not be able to obtain such financing on acceptable terms or at all.

Dividend payments

During 2012, we distributed cash dividends in the aggregate amount of NIS 391 million ($105 million), including the dividend declared for the third and fourth quarters of

2011 in the amount of NIS 189 million ($51 million) and 72 million ($19 million), respectively, based on net income. In respect of 2012, a dividend was declared for the first quarter only and our Board of Directors chose not to declare dividends for the second, third and fourth quarters given the intensified competition and substantial changes in pricing and in order to strengthen our balance sheet. During 2011, we distributed cash dividends in the aggregate amount of NIS 827 million ($222 million), including the dividend declared for the fourth quarter of 2010 in the amount of NIS 303 million ($81 million), based on net income. During 2010, we distributed cash dividends in the aggregate amount of NIS 1,327 million ($355 million), including the dividend declared for the fourth quarter of 2009 in the amount of NIS 257 million ($69 million), based on net income and existing retained earnings.

Debt service

Shelf Prospectus

In July 2011, we filed a shelf prospectus with the Israeli Securities Authority, or ISA, and the Tel Aviv Stock Exchange, or TASE. The shelf prospectus allows us, from time to time, until July 2013, to offer and sell debt, equity, warrants and commercial paper in Israel, in one or more offerings, subject to a supplemental shelf offering report, in which we will describe the terms of the securities offered and the specific details of the offering. At this stage, no decision has been made as to the execution of any offering, nor as to its scope, terms and timing, if executed, and there is no certainty that such offering will be executed.

 In March 2012, we amended the shelf prospectus and the indenture included in the shelf prospectus, or the Amendment, after having received the ISA's and TASE's approval, to include additional undertakings in regards to the issuance of certain new series, if issued by us,  as follows:

·	negative pledge, subject to certain exceptions;

·
a covenant not to distribute more than 95% of the profits available for distribution according to the Israeli Companies law (“Profits”); provided that if our net leverage (defined as the ratio of net debt to EBITDA during a period of 12 consecutive months, excluding onetime influences) exceeds 3.5:1, we will not distribute more than 85% of our Profits and if our net leverage exceeds 4.0:1, we will not distribute more than 70% of our Profits;

·
limitation of our ability to voluntarily redeem the debentures prior to their stated maturity date to a minimum amount of NIS 100 million of each series of debentures and an undertaking to pay the holders of such debentures an additional annual interest of 1% in the event of such early redemption;

·	a covenant to have the debentures rated by a rating agency (in as much as under our control);

·
an obligation to pay additional interest of 0.25% for a two-notch downgrade in the debentures' rating and additional interest of 0.25% for each additional one-notch downgrade and up to a maximum addition of 1%, in comparison to the rating given to the debentures prior to their issuance;

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

The Amendment includes also our undertaking to comply with certain reporting obligations under the Israeli securities law that relate to information to be provided to debenture holders (which have not previously applied to us pursuant to Israeli law as we are a dual company traded both in Israel and in the US).

Public debentures

In December 2005 and January 2006, we issued two series of debentures (Series A and Series B) to institutional and other investors in private placements. In May 2006, we issued additional debentures of these two series. The debentures are listed on the Tel Aviv Stock Exchange. As of December 31, 2012, Series A Debentures were fully repaid and Series B consists of approximately NIS 925 million ($248 million) aggregate principal amount of debentures. The Series B Debentures bear interest at the rate of 5.3% per year, and are linked (principal and interest) to the Israeli CPI. The principal is payable in five annual payments commencing in January 2013, and the interest is payable annually commencing in January 2007.

The Series B debentures are unsecured and do not restrict our ability to issue additional debentures of any class or distribute dividends in the future. The Series B debentures contain standard terms and obligations including restriction on our ability to create liens on our assets, other than fixed liens on assets provided in connection with financing the purchase of such assets.

In October 2007 we issued two new series of debentures (Series C and Series D) to the public in Israel. The debentures are listed for trading on the Tel Aviv Stock Exchange. In February 2008 we issued, in a private placement, additional debentures of these two Series. In April 2009 and March 2011 (under the 2009 Shelf Prospectus) and in August 2011 (under the above 2011 Shelf Prospectus), we issued to the public in Israel additional Series D debentures.  As of December 31, 2012, these debentures consist, of approximately NIS 36 million ($10 million) aggregate principal amount of Series C Debentures (after we repaid the first eight principal payments in March and September 2009 , 2010, 2011 and 2012, in the sum of approximately NIS 36 million ($10 million) each) and approximately NIS 2,423 million ($ 649million) aggregate principal amount of Series D Debentures.

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

In April 2009, we issued to the public in Israel a new Series E debentures. The debentures were issued in a public offering in Israel based on the 2009 shelf prospectus and were listed for trading on the Tel Aviv Stock Exchange. In March 2011 (under the 2009 Shelf Prospectus) and in August 2011 (under the above 2011 Shelf Prospectus), we issued to the public in Israel additional Series E debentures. As of December 31, 2011, these debentures consist, of approximately NIS 1,499 million ($402 million) aggregate principal amount of Series E Debentures.

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

In March 2012, we issued to the public in Israel two new series F and G debentures. The debentures were issued in a public offering in Israel based on the 2011 shelf prospectus and Amendment and were listed for trading on the Tel Aviv Stock Exchange. As of December 31, 2012, these debentures consist of approximately NIS 715 million ($192 million) aggregate principal amount series F debentures and approximately NIS 285 million ($76 million) aggregate principal amount series G debentures.

The series F principal is payable in four annual installments: one payment of 10% of the principal on January 5, 2017, and three equal annual installments of 30% of the principal, on January 5 of each of the years 2018 through 2020 (inclusive). The interest on Series F debentures is payable in semi-annual installments on January 5 and on July 5, of each calendar years commencing July 5, 2012 through January 5, 2020 (inclusive). Series F debentures bear an interest rate of 4.35% per annum, linked to the Israeli CPI for February 2012.

The series G principal is payable in three annual installments: one payment of 20% of the principal on January 5, 2017, second payment of 50% of the principal on January 5, 2018 and third and last payment of 30% of the principal on January 5, 2019. The interest on Series G debentures is payable in semi-annual installments on January 5 and on July 5 of each calendar year commencing July 5, 2012 through January 5, 2019 (inclusive). Series G debentures bear an interest rate of 6.74% per annum, without any linkage.

The Series F and G debentures are unsecured and contain in addition to standard terms and obligations, certain restrictions, as specified regarding the Amendment above.

Other credit facilities

As of December 31, 2011, we had no other credit facilities outstanding. As of December 31, 2012, Netvision used an amount of approximately NIS 15 million ($4 million) of the credit lines provided to it by an Israeli bank at a fixed interest rate of 4.8% per annum, payable in semi annual principal and interest amounts in the years 2012 through 2013.

Pursuant to the provision of such credit lines, Netvision and 013 Netvision provided such banks with a floating charge on its property, assets and rights, fixed charges on certain bank deposits and with certain undertakings including: negative pledge (subject to certain exceptions); any change of control, reorganization, merger, change in capital structure and pledge requiring the prior consent of such banks; any owners' loans shall be subordinated to the loans provided by such banks; certain limitations on the transfer of assets out of the ordinary course of business; and 013 Netvision shall not acquire control or main assets of another business if such acquisition shall cause a default of the financial covenants it provided.

Financial covenants: 013 Netvision's shareholders equity shall not fall below 30% of 013 Netvision's total balance sheet amount,  Netvision's net leverage ratio of Netvision and 013 Netvision shall not exceed 2.5:1, and Netvision's shareholders equity shall not fall below 35% of  Netvision's total balance sheet amount. As of December 31, 2012 Netvision fulfills all such undertakings and covenants.

Capital expenditures

Our accrual capital expenditure in 2010, 2011 and 2012 amounted to NIS 735 million, NIS 520 million and NIS 537 million, respectively. Accrual capital expenditure is defined as investment in fixed assets and certain intangible assets, such as spectrum licenses, rights of use of communications lines, UMTS networks' enhancement and expansion and development of new products and services, during a given period. The amount of capital expenditure for 2010 includes the payment of NIS 108 million pursuant to the acquisition of assets and operations of Dynamica, one of our major dealers. The amount of capital expenditure for 2011 excludes the acquisition of Netvision in the amount of NIS 1,458 million (net of cash acquired in the amount of NIS 120 million).  For the periods under review, a key focus of our capital investment has been the enhancement and expansion of our networks and transmission infrastructure.

Cash flows from operating activities

Cash flows from operating activities increased by 23.2% in 2012 to NIS 1,641 million from NIS 1,332 million in 2011. The increase resulted mainly from the significant decrease in sales of cellular handsets, which led to a decrease in the immediate payment to vendors for handset purchases, as opposed to spreading the consideration when these handsets are sold to our subscribers (usually in installments over a period of 36 months). The increase in cash flows from operating activities also resulted from an increase in Netvision's contribution to these cash flows due to the difference in the period of consolidation of Netvision's results. The increase in cash flows from operating activities was partially offset by a decrease in proceeds from customers due to the decrease in service revenues resulted from the ongoing erosion in the price of cellular services due to the intensified competition in the cellular market.

Cash flows from operating activities decreased by 44% in 2011 to NIS 1,332 million from NIS 2,380 million in 2010. The decrease resulted mainly from the significant increase in sales of cellular handsets, which led to an increase in the immediate payment to vendors for handset purchases, as opposed to spreading the consideration when these handsets are sold to our subscribers (usually in installments over a period of 36 months). The decrease in service revenues, resulted from the regulatory changes, also contributed to the decrease in cash flows from operating activities.

Cash flows from investing activities

The net cash flows from operating activities is the main capital resource for our investment activities. In 2010, 2011 and 2012, our net cash used in investing activities amounted to NIS 889 million, NIS 1,656 million and NIS 708 million, respectively.  The payments were primarily for the improvement and expansion of the technological networks and information systems infrastructures. The decrease in 2012 compared with 2011 resulted mainly from the net payment of NIS 1,458 million in 2011 pursuant to the acquisition of Netvision. This decrease was partially offset by additional investments in tradable debentures in 2012 compared with sales of part of our current investments in tradable debentures in 2011, as well as by an increase in acquisition of property, plant and equipment. The increase in 2011 compared with 2010 resulted from the net payment of NIS 1,458 million pursuant to the acquisition of Netvision. This increase was partially offset by proceeds from sales of part of our current investments in tradable debentures in 2011, which were purchased in previous years, as well as from a decrease in acquisition of property, plant and equipment and intangible assets.

Cash flows from financing activities

In 2012, the net cash used in financing activities amounted to NIS 439 million compared with net cash from financing activities in the amount of NIS 715 million in 2011. This change is the result of a decrease in net proceeds from issuance of debentures from NIS 2,165 million in 2011 to NIS 992 million in 2012, an increase in repayment of debentures, as well as an increase in interest paid due to higher debt level in 2012 as compared with 2011. These effects were partially offset by a decrease in dividends paid in 2012 compared to 2011.

In 2011, the net cash from financing activities amounted to NIS 715 million compared with net cash used in the amount of NIS 1,861 million in 2010. This change was primarily due to net proceeds of NIS 2,165 million from issuance of debentures in 2011 while in 2010 there was no such issuance. A decrease in the amount of cash dividend distributed in 2011 compared with 2010 also contributed to this change.

During 2010, 2011 and 2012, the average outstanding amount of long-term liabilities (long-term loans and debentures) was NIS 4.3 billion, NIS 5 billion and NIS 6.4 billion, respectively.

Working capital

Our working capital as of December 31, 2012 was NIS 1,232 million, compared with NIS 679 million as of December 31, 2011. The increase in working capital was primarily due to an increase in cash and cash-equivalents and current investments, as well as a decrease in trade payables and in the balance of dividends to be paid. These effects were partially offset by an increase in current maturities of our debentures.

Our working capital as of December 31, 2011 was NIS 679 million, compared with NIS 924 million as of December 31, 2010.  The decrease in working capital was primarily due to an increase in current maturities of our debentures, trade payables and other current liabilities, which was partially offset by an increase in cash and cash-equivalents, trade receivables and inventory.

Trade receivables

Trade receivables consist of outstanding amounts due from customers, mainly for cellular, ISP and landline telephony services and handsets and accessories, net of the allowance for doubtful accounts.  Most of our handset sales are made on an installment basis (generally, 36 monthly payments).  Installments due in the twelve months following the balance sheet date are included in current trade receivables; the remaining installments are included in long-term receivables. As of December 31, 2012, net current trade receivables amounted to NIS 1,856 million compared with NIS 1,859 million as at December 31, 2011 and NIS 1,478 million as at December 31, 2010. Net long-term trade receivables as of December 31, 2012 amounted to NIS 888 million compared with NIS 980 million as at December 31, 2011 and NIS 523 million as at December 31, 2010. The decrease in trade receivables (current and long-term) in 2012 compared with 2011 was mainly due to the decrease in revenues as a result of the intensified competition in the cellular market. The increase in trade receivables in 2011 compared with 2010 was due to the significant increase in cellular handsets sales, as well as to Netvision's trade receivables, which were consolidated for the first time. The current maturity of long-term receivables as of December 31, 2012 was NIS 1,037 million, compared with NIS 937 million as of December 31, 2011.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Set forth below is a description of our contractual cash obligations, in millions of NIS, as of December 31, 2012.
	Total	2013	2014- 2015	2016-2017	2018 and Beyond
Long-term debt obligations (including interest)(1)	7,661	1,478	2,684	2,562	937
Operating lease obligations	1,153	258	378	261	256
Purchase obligations	321	216	91	14	-
Total	9,135	1,952	3,153	2,837	1,193

(1)	Interest does not include any increase in interest that would be required based on increases in the Israeli CPI.

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

Revenue recognition

Nature of critical estimate items

As described in Note 3.K to our consolidated financial statements included elsewhere in this annual report, revenues derived from usage of our networks, including airtime, internet services (ISP), international call services, fixed local calls, interconnect, content and value added services and roaming revenues are recognized when the services are provided, in proportion to the stage of completion of the transaction, and all other revenue recognition criteria are met. The sale of a handset is generally adjacent to the sale of services. Usually, the sale of a handset to the customer is executed with no contractual obligation of the customer to purchase services from us in a minimal amount for a predefined period. As a result, we refer to the sale transaction as a separate transaction and recognize revenue from the sale of the handset upon delivery of the handset to the customer. In case the customer is obligated towards the company to purchase services in a minimal amount for a predefined period, the contract is characterized as a multiple element contract and thus, revenue from sale of handset is recorded in an amount not higher than the fair value of the said handset, which is not contingent upon delivery of additional components (such as services) and is recognized upon delivery of the handset to the customer and when the criteria for revenue recognition are met. Revenues from services are recognized and recorded when the services are provided.

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

Assumptions / approach used

 We depreciate our property, plant and equipment using the straight-line method. Separate individual significant components are depreciated over their individual estimated useful lives. We periodically review changes in our technology and industry conditions to determine adjustments to estimated remaining useful lives and depreciation rates.

Effect if different assumptions used

Changes in technology or changes in our intended use of these assets can cause the estimated period of use or the value of these assets to change.  Actual economic lives may differ from estimated useful lives.  Periodic reviews could result in a change in our assets’ depreciable lives, and therefore, in our depreciation expense in future periods.

Impairment of long-lived assets

Nature of critical estimate items

At each reporting date, we review finite-lived long-lived assets, principally consisting of property, plant and equipment, spectrum licenses and intangible assets for impairment based on the requirements of International Accounting Standard No. 36, or whenever events or changes in circumstances indicate that their carrying values may not be recoverable through the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal. Where it is not possible to estimate the recoverable amount of an individual asset, we group together all of the assets that cannot be tested individually into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”), and estimate the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount is the higher of value in use and fair value less cost to sell. Value in use is determined by discounting of expected future cash flows method, using a pre-tax discount rate. An impairment loss is recognized if the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Once a year and for the same date, or more frequently if there are indications of impairment, we estimate the recoverable amount of each cash-generating unit that contains goodwill, or intangible assets that have indefinite useful lives. Cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. We monitor goodwill at operating segments level. As regards cash-generating units that include goodwill, an impairment loss is recognized when the carrying amount of the cash-generating unit, after adjustment for goodwill, exceeds its recoverable amount.

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

Provisions for contingent liabilities

Provisions in general are highly judgmental, especially in cases of legal disputes. We assess the probability of an adverse event as a result of a past event and if the probability is evaluated to be more likely than not and the amount of the obligation can be estimated reliably, we fully provide for the total amount of the estimated contingent liability. We continually evaluate our pending provisions to determine if additional accruals are required. It is often difficult to accurately estimate the ultimate outcome of a contingent liability. Different variables can affect the timing and amount we provide for certain contingent liabilities. Our provisions are therefore subject to estimates made by us having taken into consideration the opinion of our legal counsel, which are subject to changes as the status of legal and commercial disputes changes over time. Adverse revision in our estimates of the potential liability could materially impact our financial condition, results of operations or liquidity.

New Accounting Standards

IFRS 13 Fair Value Measurement ("the Standard")

The Standard replaces the fair value measurement guidance that currently appears in various IFRSs. For this purpose, it defines fair value and provides measurement and disclosure guidance. Nevertheless, the Standard does not introduce new fair value measurement requirements, but explains how to measure fair value when such measurement is required by other IFRSs. The Standard is applied when fair value measurements or disclosures are required or permitted by other IFRSs. The Standard is applicable prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of the Standard need not be applied in comparative information for periods before initial application. In our opinion, application of the Standard will not have a material effect on our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors, executive officers and other key employees as of December 31, 2012:

Name	Age	Position
Ami Erel (2), (3)	65	Chairman of the Board
Nochi Dankner (3)	58	Director
Raanan Cohen (2), (4)	45	Director
Rafi Bisker (4)	61	Director
Shlomo Waxe (1), (2), (4)	67	Independent Director
Haim Gavrieli	42	Director
Ari Bronshtein (2)	43	Director
Edith Lusky (2), (5)	62	Director
Ephraim Kunda (1), (2)	60	Independent Director
Joseph Barnea (1), (2), (3), (4), (5)	77	Independent / External Director
Ronit Baytel (1), (5)	45	Independent / External Director
Nir Sztern	41	President and Chief Executive Officer
Yaacov Heen	43	Chief Financial Officer
Yoni Sabag	40	Vice President of Marketing
Eliezer (Lipa) Ogman	59	Chief Technology Officer
Itamar Bartov	50	Vice President of Executive and Regulatory Affairs
Keren Shtevy	40	Vice President of Business Customers (a)
Sharon Amit	46	Vice President of Human Resources
Amos Maor	49	Vice President of Sales and Service
Jack Oster	39	Vice President of Information Technology (b)
Liat Menahemi-Stadler	46	Vice President of Legal Affairs and Corporate Secretary
Teimurz Romashvily	34	Vice President of Pre Paid Activity
Liat Straus	34	Netvision Vice President of Sales and Service
Gil Ben-Itzhak	47	Controller

(a) Ms. Keren Shtevy was appointed to office as of March 1, 2012.
(b) Mr. Jack Oster was appointed to office as of November 2012.
(1) Member of our Audit Committee.
(2) Member of our Analysis Committee.
(3) Member of our Option Committee.
(4) Member of our Security Committee.
(5) Member of our compensation Committee.

Ami Erel has served as Chairman of our Board of Directors since 2005. Mr. Erel has served as President and Chief Executive Officer of Discount Investment Corporation Ltd. since 2001. From March to December 2007, Mr. Erel also served as the Chief Executive

Officer of Netvision Ltd., where he served prior to March 2007 and from 2008 to 2011, as Chairman of the board of directors. From 1999 to 2001, he served as President of Elron Electronic Industries Ltd., where he continues to serve as a member of the Board of Directors and also served, until January 2007, as its Chairman of the board of directors. From 1997 to 1999, he served as President and Chief Executive Officer of Bezeq – The Israeli Telecommunications Corporation Ltd.  Mr. Erel also serves as deputy Chairman of the board of directors of Makhteshim-Agan Industries Ltd. (where he served from 2006 and as a director and from January 2011 through October 2011 as Chairman of the board of directors). Mr. Erel has served as the chairman of the executive committee of the Manufacturers Association of Israel from 2005 to 2009 and from 2009 to 2011 he served as the chairman of the Israel Export & International Cooperation Institute.  Mr. Erel holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology.

Nochi Dankner has served as a member of our Board of Directors since 2005.  Mr. Dankner currently serves as Chairman of the boards of directors of IDB Holding Corporation Ltd. (of which he also served as Chief Executive Officer from December 2003 until August 2009),  IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Ganden Holdings Ltd. and various private companies, and as a member of the boards of directors of Clal Insurance Enterprises Holdings Ltd., Clal Insurance Company Ltd., Shufersal Ltd., Property and Building Corporation Ltd., Koor Industries Ltd., Makhteshim-Agan Industries Ltd. and various private companies.  Mr. Dankner also serves as the Chairman of the IDB fund “For the Community” (a non-profit organization), as a member of “Matan-Your Way to Give” (a non-profit organization), as a member of the management committee of the Association of Friends of the Tel Aviv Sourasky Medical Center, and as a member of the board of trustees of Tel Aviv University,  Buchmann Faculty of Law - Tel Aviv University and Bar-Ilan University.  Mr. Dankner holds an L.L.B. and a B.A. in political science, both from Tel Aviv University.

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

Rafi Bisker has served as a member of our Board of Directors since 2006.  Mr. Bisker currently serves as co-Chairman of the board of directors of Shufersal Ltd. and as the Chairman of the board of directors of Property and Building Corporation Ltd., Bayside Land Corporation Ltd. and various private companies.  From 2000 to 2005, he served as Chief Executive Officer of Ganden Holdings Ltd. and Ganden Real Estate Ltd.  From 1989 to 1999, he served as Chief Executive Officer of Dankner Investments Ltd.  Mr. Bisker also serves as a member of the boards of directors of IDB Holding Corporation Ltd., IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Koor Industries Ltd., Ganden Holdings Ltd., ISPRO The Israel Properties Rental Corporation Ltd., Mehadrin Ltd., and

various private companies.  Mr. Bisker holds a B.Sc. in civil engineering from the Technion, Israel Institute of Technology.

Shlomo Waxe has served as a member of our Board of Directors since 2006.  Mr. Waxe has served as Director General of the Israel Association of Electronics and Software Industries since 2006.  From 2002 to 2005, he worked in the field of communications management and consultancy.  From 1999 to 2001, he served as Chief Executive Officer of Zeevi Communications Ltd.  From 1997 to 1999, he served as a consultant to cellular communications projects in Sao Paulo, Brazil and in Northeast Brazil.  From 1993 to 1997, he served as the Director General of Israel’s Ministry of Communications.  From 1990 to 1993, he served as commanding officer of the signal, electronics and computer corps of the Israel Defense Forces and he is a retired brigadier general. Mr. Waxe also serves as a member of the boards of directors of C. Mer Industries Ltd. and until 2009, served as a board member of Shrem, Fudim – Technologies Ltd. and until May 2012, served as a board member of Tambour Ltd. Mr. Waxe holds a B.A. in political science from the University of Haifa.

Haim Gavrieli has served as a member of our Board of Directors since 2008. Mr. Gavrieli has served as the Chief Executive Officer of IDB Holding Corporation Ltd. since 2009 and also as Chief Executive Officer of IDB Development Corporation Ltd. since 2011, where he served as Executive Vice President from 2006 to 2011. He also serves as Chairman of the board of directors of Modiin Energy Management (1992) Ltd., Deputy Chairman of the board of directors of Shufersal Ltd., Co-Chairman of the board of directors of IDB Tourism (2009) Ltd. and a member of the boards of directors of Discount Investment Corporation Ltd., Koor Industries Ltd.., other IDB group companies and various private companies. Mr. Gavrieli holds a B.A. in political science and sociology from the University of Haifa and an M.A. in management from the University of Haifa.

Ari Bronshtein has served as a member of our Board of Directors since 2008. Mr. Bronshtein has served as Vice-President of DIC since January 2006. Since July 2010, he also has served as a Chief Executive Officer, and from May 2009 to June 2010 he served as co-Chief Executive Officer of Elron Electronic Industries Ltd. Mr. Bronstein also serves as a member of the boards of directors of Modiin Energy Management (1992) Ltd., Given Imaging Ltd. and various private companies. From 2004 to 2005, he served as Vice President and head of the Economics and Business Development division, and from 2000 to 2003, as Director of Finance and Investments, at Bezeq – The Israeli Telecommunications Corporation Ltd. Mr. Bronshtein holds a B.A. in finance and management and M.Sc. degree in finance and accounting, both from Tel Aviv University.

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

Joseph Barnea has served as a member of our Board of Directors since 2007. Mr. Barnea is a retired businessman.  From October 2012, Mr. Barnea served as an external director of Imagesat International Ltd. He served as the Chief Executive Officer of Oxygen & Argon Works Ltd. from 1987 to 2005 and continued to serve as a member of its management until 2006. From 1985 to 1987, he served as the Chief Executive Officer of Telkoor Ltd. From 1980 to 1985, he served as a Vice President of Elscint Medical Imaging Ltd. Mr. Barnea is a member of the executive committee of the Israeli Industrialists Association  and until 2007 he served as the Chairman of its Chemistry and Environment Association. From 2004 to 2009 Mr. Barnea served as a member of the board of the Israeli Export & International Cooperation Institute, from 2005 he serves as a member of the standard committee of the Israeli Standards Institute and prior to that, as a member of its board. From 2002 to 2004 he served first as President and then as Chairman of the International Oxygen Manufacturers Association (IOMA) USA. He served as Deputy Commander of the signal, electronics and computer corps of the Israeli Defense Forces.  Mr. Barnea holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology and an M.Sc. in electrical engineering from Columbia University, New York, USA.

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

Nir Sztern has served as our Chief Executive Officer since January 2012.  Mr. Sztern served as the chief executive officer of Netvision, from 2010 to 2011. From 2008 to 2010 he served as deputy CEO of Pelephone, and from 2002 to 2008 as Pelephone's vice president of marketing. From 2001 to 2002 he served as vice president of marketing and sales of Barak 013 Ltd. or Barak, a long distance operator (which was later merged into Netvision) and from 1999-2001 as head of Barak's marketing department. From 1994 to 1999 Mr. Sztern served as head of our private sector marketing department. Mr. Sztern holds a B.A. in economics and management from the Tel Aviv University and an M.B.A. in business administration, from the Israeli branch of Manchester University.

Yaacov Heen has served as our Chief Financial Officer since 2009. Mr. Heen served as head of our economic department since 2006, responsible for our budget, financial analysis, cost accounting and control over our performance. From 2002 to 2006 he served as head of our pricing and business research department. Mr. Heen is a member of the steering committee of the Israeli CFO (Chief Financial Officers) Forum. Mr. Heen holds a B.A. in economics and business administration and an M.B.A. in business administration, both from the Bar-Ilan University.

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

Amos Maor has served as our Vice President of Sales and Service as of February 1, 2012. Mr. Maor has served as our Vice President of Operations and Supply Chain from 2004 to  January 2011.  From 2002 to 2004, Mr. Maor served as manager of Supply Chain of Elite Industries Ltd., and from 2000 to 2002, he served as manager of Elite’s sales division headquarters.  Mr. Maor holds a B.Sc. in industry and management engineering from the Technion, Israel Institute of Technology.

Jack Oster has served as our Vice President of Information Technology as of November 2012. Mr. Oster served as senior director of global delivery centers and global shared services centers as part of global IT management team of Teva Pharmaceutical Industries Ltd from 2007 to November 2012.  From 2005 – 2007 Mr. Oster served as Vice President of Business Applications solutions of Yael Software Ltd. From 2000 – 2005 Mr. Oster served as Senior Manager as part of the management consulting group of KPMG Consulting. Mr. Oster holds a B.Sc. in industrial engineering from Tel-Aviv University and graduated the Executive MBA program from Kellogg-Recanati.

Liat Menahemi Stadler has served as our Vice President of Legal Affairs and Corporate Secretary since 2006. From 2000 to 2006, Ms. Menahemi Stadler served as head of the technology and general purchasing division of our legal department.  She has been a member of our legal department since 1998. Ms. Menahemi Stadler holds an LL.B. and a B.A. in English and French language and literature, both from the University of Haifa and is a member of both the Israeli and the New York bar associations.

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

B.   COMPENSATION

Executive Officer and Director Compensation

The aggregate direct compensation we paid to all our executive officers and directors as a group (31 persons) for 2012 was approximately NIS 23.7 million, of which approximately NIS 3 million was set aside or accrued to provide for pension, retirement, severance or similar benefits. These amounts do not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses and benefits commonly reimbursed or paid by companies in Israel. In addition, in 2012 we recorded the sum of approximately NIS 4.6 million, as a compensation cost related to the options granted to all our executive officers under our share incentive plan. See “6. Directors, Senior Management and Employees - E. Share Ownership – 2006 Share Incentive Plan”. We pay our executive officers an annual bonus based on our overall performance and individual performance, subject to the discretion of our board of directors.  For 2012, our board of directors resolved to pay our executive officers (excluding our CEO) an annual bonus in an aggregate sum of approximately NIS 3.1 million, and approximately NIS 1.35 million to Mr. Sztern, our CEO (as per his employment agreement described below).

We pay no cash compensation to our directors who are affiliated with DIC for their services as directors, but we pay DIC NIS 2.0 million per year for management services, adjusted to changes in the Israeli Consumer Price Index for June 2006. In 2012 this payment amounted to approximately NIS 2.3 million. In February 2010, our Board of Directors resolved that each of our external directors be paid the maximum amount of statutory compensation to an external director of a dual-listed company allowed by the applicable law and regulations, which is in the amount of NIS 115,400 per year and NIS 3,470 per meeting which such external director attends (including meetings of committees of the Board of

Directors), adjusted for changes in the Israeli Consumer Price Index for December 2007.  In 2012, after giving effect to the CPI adjustments, these amounts  equaled approximately NIS 132,500 (approximately $35,500) per year and approximately NIS 4,000 ( approximately $1,070), per meeting. Until our annual shareholders meeting, held in July 2011, we paid Shlomo Waxe, one of our independent directors, a monthly director’s fee of $3,000, plus Israeli value-added tax. In our annual shareholders meeting held in July 2011, it was resolved that Shlomo Waxe (effective from the date of the such meeting), Ephraim Kunda and Edith Lusky (both effective retroactively from the date of their respective appointment to the board of directors) would be compensated at the same level as a statutory external director of a dual listed company, as described in the preceding paragraph.

Employment Agreement of Nir Sztern

Mr. Nir Sztern, our Chief Executive Officer as of January 1, 2012, is entitled to a gross monthly salary of NIS 120,000 linked to Israeli CPI.  He is also entitled to a company car and the use of a cellular phone. Mr. Sztern is entitled to an annual bonus equal to nine months salary which shall increase or decrease in proportion to our annual profits, with a minimum of six months salary and a maximum of 15 months salary bonus, linked to Israeli CPI, in respect of which no social benefits are accrued. Mr. Sztern's annual bonus for 2012 amounts to NIS 1.35 million. Mr. Sztern is also entitled to participate in our share option plan. Mr. Sztern’s agreement contains provisions for vacation days, sick leave, managers’ insurance and an education fund. The aggregate monthly cost to us of Mr. Sztern’s employment in 2012 amounted to approximately NIS 169,000 (approximately $45,200), not including the annual bonus. The agreement is for an unspecified period of time and can be terminated by either party with advance notice of three months. Mr. Sztern will continue to receive his salary and benefits for a period of three months after termination by either party, unless we terminate the agreement for cause.

C.   BOARD PRACTICES

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices under the Israeli Companies Law, 1999, or the Companies Law, relating to such matters as external directors, the audit committee, the compensation committee and the internal auditor. These matters are in addition to the requirements of the New York Stock Exchange and other relevant provisions of U.S. securities laws. Under the New York Stock Exchange rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable New York Stock Exchange requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. We follow the Companies Law, the relevant provisions of which are summarized in this annual report, and comply with the New York Stock Exchange requirement to solicit proxies from our shareholders in respect of each meeting of shareholders.

For a summary of the significant differences between our corporate governance practices as a foreign private issuer and those required of U.S. domestic companies under NYSE Listing Standards see “Item 16G – Corporate Governance”.

Under the Companies Law, our Board of Directors must determine the minimum number of directors having financial and accounting expertise, as defined in the regulations of the Companies Law, that our Board of Directors should have.  In determining the number of directors required to have such expertise, the Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that we require at least two directors with the requisite financial and accounting expertise and that Messrs. Dankner, Erel, Cohen, Bronshtein, Gavrieli and Lusky have such expertise. The Companies Law and the regulations promulgated thereunder also require that at least one of our External Directors has financial and accounting expertise and consider a person who is an audit committee independent financial expert according to a foreign law, to comply with that requirement.  Our Board of Directors has determined that Ms. Ronit Baytel qualifies as an "audit committee financial expert" as defined by the SEC in Item 16.A of Form 20-F.

Board of Directors and Officers

Our Board of Directors currently consists of eleven directors, including four independent directors under the rules of the Sarbanes-Oxley Act applicable to audit committee members, of which two also qualify as external directors under the Companies Law.  Seven of our current directors, including independent directors Mr. Waxe and Mr. Kunda, were elected at our annual shareholders meeting held in August 2012. Our external directors, Mr. Barnea and Ms. Baytel were elected in our annual shareholders meeting held in April 2010 for a term of three years and we intend to propose their reelection for another term of three years at our forthcoming annual shareholders meeting. Two additional directors, Messrs. Dankner and Bronshtein, were appointed by DIC, as founding shareholder, in accordance with our license and articles of association’s requirement that at least 20% of our directors be appointed by Israeli citizens and residents from among our founding shareholders. We do not enter into service contracts with our directors. Our articles of association provide that we must have at least five directors.

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

External Directors

Qualifications of external directors

Companies incorporated under the laws of the State of Israel whose securities are listed on a stock exchange are required by the Companies Law to appoint at least two external directors.  External directors are required to possess professional and other qualifications as set out in the Companies Law and the regulations promulgated thereunder. The appointment of our external directors was approved by our shareholders in May 2007 for an initial term of three years, in April 2010 for a second term of three years and we intend to propose their reelection for another term of three years at our forthcoming annual shareholders meeting.  The Companies Law provides that a person may not be appointed as an external director of a company that has a controlling shareholder if the person is a relative of the controlling shareholder, or if the person, or the person’s relative, partner, employer, direct or indirect supervisor or any entity under the person’s control, has or had during the two years preceding the date of appointment, any affiliation with the company or any entity controlling, controlled by or under common control with the company.

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

Each committee of a company’s board of directors that has the right to exercise a power delegated by the board of directors is required to include at least one external director, and the audit and compensation committees are required to include all of the external directors. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an external director.

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

Board Committees

Our Board of Directors has established an audit committee, analysis committee, option committee, compensation committee and a security committee.

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

Our audit committee is composed entirely of independent members (both under the Israeli Companies Law and the Sarbanes-Oxley Act) and includes all the external directors - Messrs. Barnea (chairman), Waxe , Baytel and Kunda. Our board of directors determined Ms.

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

Analysis committee

Our analysis committee reviews our costs and annual budget and recommends ways to achieve cost efficiency in our activities to our Board of Directors. Our Analysis committee also reviews our operations and future plans and recommends how we might enhance our present and future performance to our Board of Directors.  Our analysis committee consists of Messrs. Bronshtein (chairman), Erel, Cohen, Waxe, Barnea, Kunda and Lusky.

Option committee

Our option committee administers the issuance of options under our 2006 Share Incentive Plan to our employees who are not office holders, as well as any actions and decisions necessary for the ongoing management of the plan. Our option committee consists of Messrs. Erel (chairman), Dankner and Barnea.

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

Compensation committee

Under the Companies Law, as amended in November 2012, the board of directors of a public company must establish a compensation committee. The compensation committee must consist of at least three directors and must include all of the company’s external directors who should constitute the majority of its members. The chairman of the compensation committee must be one of the external directors. Other members of the committee should be directors whose terms of compensation are the same as external directors. Under the Companies Law, the compensation committee functions are to recommend to the board of directors , for ultimate shareholder approval by a special majority, a policy governing the compensation of office holders, based on specified criteria, to review modifications to the compensation policy from time to time, to review its implementation and to approve the actual compensation terms of office holders. Our compensation committee was appointed in December 2012 and its composition complies with the requirements described above. Our compensation committee consists of  Ms. Baytel (chairperson), Ms. Lusky and Mr. Barnea.

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

Under the Companies Law, once an office holder complies with the above disclosure requirement, the transaction can be approved, provided that it is not adverse to the company’s interest. A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee, will generally not be present at this meeting or vote on this matter unless a majority of the directors or members of the audit committee have a personal interest in the matter. If a majority of the directors have a personal interest in the matter, the matter also generally requires approval of the shareholders of the company. Under the Companies Law, unless the articles of association provide otherwise, a transaction with an office holder, or a transaction with a third party in which the office holder has a personal interest, requires approval by the board of directors. If it is an extraordinary transaction, audit committee approval is required, as well. For the approval of the compensation, indemnification or insurance of an officer holder, see "Compensation Arrangements" below. Our articles of association provide that a non-extraordinary transaction with an office holder, or with a third party in which an office holder has a personal interest, may be approved by our Board of Directors, by our Audit Committee or, if the transaction involves the provision of our communications services and equipment or involves annual payments not exceeding NIS 250,000 per transaction, by our authorized signatories.

Personal interests of a controlling shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Accordingly, DIC, and entities and persons that directly or indirectly control DIC, are considered to be our controlling shareholders. Extraordinary transactions with a controlling shareholder or its relatives or in which a controlling shareholder has a personal interest, directly and indirectly, including through a company controlled by him or her, and any transaction for the receipt of services from him or her by the company (for arrangements regarding the compensation, indemnification or insurance of a controlling shareholder  see "Compensation Arrangements" below), require the approval of the audit committee, the board of directors and a majority of the shareholders of the company, in that order. In addition, the shareholders approval must fulfill one of the following requirements:

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

Compensation Arrangements

A recent amendment to the Companies Law imposes new approval requirements for the compensation of office holders. Every public company must adopt a compensation policy, recommended by the compensation committee and approved by the board of directors and the shareholders, in that order, no later than September 2013. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter (similar to the threshold described above under "– Personal interests of a controlling shareholder"). In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy. In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder must be approved separately by the compensation committee, the board of directors and the shareholders of the company (by the same majority noted above), in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors. We intend to adopt a compensation policy by the date set above.

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

D.   EMPLOYEES

Our ability to achieve our strategic goals largely depends on our employees.  Consequently, we strive to recruit the most suitable candidates for each position, to give our employees the best training needed to qualify them for their tasks within our organization and aim to keep them satisfied while being productive and efficient. We implement a comprehensive review system that periodically analyzes our employees’ performance in order to improve their performance and in order to enable us to properly compensate, retain and promote our best employees.  Since we are committed to provide the best service to our subscribers, approximately 78% of our work force (excluding Netvision subsidiaries employees) is engaged in customer facing positions.

The numbers and breakdowns of our full-time equivalent employees as of the end of the past three years are set forth in the following table:

	Number of Full-Time Equivalent Positions
Unit	December 2010 ****	December 2011 ****	December 2012 ****
Management and headquarters	37	68	62
Human resources	52	72	55
Marketing	83	107	79
Customers*	3,779	5,518	4,159
Finance	134	176	144
Technologies	596	851	716
Operation and administration**	-	-	86
Netvision subsidiaries***	-	462	134
Total	4,681	7,254	5,435

*Includes the customer facing units: business customers, sales and services, Netvision sales and services, operations (until 2011) and supply chain.
** Includes purchasing, security and logistics which prior to 2012 were included in Customers.
***In which Netvision has 50% or more of the issued share capital.
****Including 7, 53 and 33 employees previously engaged through subcontractors, mainly in the Technologies  and Supply chain units during  2010, 2011 and 2012 respectively; in 2010 including  289 employees of Dynamica and excluding 46 employees previously employed by us which are employed by Amdocs, as part of outsourcing services related to our billing system; in 2011 including  313 employees of Dynamica and 1,644 of Netvision; in 2012 including 352 employees of Dynamica and 1,331 of Netvision.

Israeli labor laws govern the length of the workday, the number of work days per week, minimum wages for employees, provisions concerning hiring and dismissing employees, determination of severance pay, annual leave, sick days and other conditions of employment. Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment. Commencing in October 2008, Israeli law requires us to hire certain workers retained through subcontractors who provided us services for a certain minimum period. We are complying with this obligation. In addition, under a 2008 order issued by the Ministry of Industry, Commerce and Labor, all Israeli employers are obligated to contribute to a pension plan, amounts equal to a certain percentage of the employee's wages, for all employees, after a certain minimum period of employment. Under that order, contribution to a pension plan increases gradually until 2014 and up to 6% of the lower of the employee’s wages or the average salary in Israel, with additional identical contribution for severance pay. We contribute to part of our employees' pension arrangements a percentage higher than that required by the 2008 order, which are also intended to cover future severance payment.  A provision in our financial reports covers severance pay in other cases, such as to those employees who were not entitled to managers’ insurance or other pension arrangements. Furthermore, we and our employees are required to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Such amounts also include payments by the employee for health insurance. The total payments to the National Insurance Institute are (as of January 1, 2013) up to 18.5% of an employee’s wages (up to a specified amount), of which the employee contributes approximately 12% and the employer contributes approximately 6.5%.

A new Israeli labor law, passed in 2012, subjects employers to increased liability, including monetary sanctions and criminal liability, in cases of violations of certain labor laws and certain violations by contractors providing maintenance, security and cleaning services.

We enter into personal employment agreements with our employees on either a monthly (in most cases, full-time positions) or hourly basis. Employment agreements with most of our employees are at will. Substantially all of our employees have signed non-disclosure and non-competition agreements, although the enforceability of non-competition agreements is limited under Israeli law.

Our employee compensation structure is aimed at encouraging and supporting employee performance towards enabling us to meet our strategic goals. Approximately 80% of our customer facing employees are entitled to performance-based incentives, which are granted mainly to customer-facing personnel, such as sales and service employees. In addition, some of our employees are entitled to an annual bonus based on our overall performance and individual performance, subject to the discretion of our Board of Directors. We also contribute funds on behalf of some of our employees to an education fund.

We have entered into agreements with a number of manpower agencies and programming companies under which they provide us with temporary workers.

Recent rulings by Israel's National Labor Court and changes to Israel's largest labor union's bylaws, facilitates substantially the primary organization of a labor union in companies in Israel. In January 2013, our competitor Pelephone recognized its employees representation by a labor union. Our employees are currently not represented by any labor union. Since our inception, we have not experienced labor-related work stoppages and believe that our relations with our employees are good.

E.   SHARE OWNERSHIP

As of February 15, 2013, one of our directors, Mr. Nochi Dankner may be deemed to beneficially own 45,161,982, or approximately 45.4%, of our ordinary shares. 41,690,135 ordinary shares of these are beneficially owned by DIC  and the voting rights in additional 3,412,500 are held by DIC (of which Mr. Dankner is the Chairman of the board of directors) and 59,347 ordinary shares are held by indirect subsidiaries of IDB Development (of which Mr. Dankner is the Chairman of the board of directors), for their own account. This does not include a total of 2,559,191 ordinary shares held as of that date for members of the public through, among others, provident funds, mutual funds, pension funds, insurance policies and unaffiliated third-party client accounts, which are managed by indirect subsidiaries of IDB Development, a few of which are also indirect subsidiaries of DIC. Mr. Dankner is also a controlling shareholder and the Chairman of the board of directors of IDB. IDB Development, IDB, Mr. Dankner and each of our other directors who are affiliated with IDB or DIC, disclaim beneficial ownership of such shares.

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

In May 2011, our board of directors resolved to enlarge the initial pool of options or RSUs of our 2006 Share Incentive Plan from 2.5 million, by 1.4 million options or RSUs and to grant 1.06 million additional options to certain non-director officers and senior employees, at an exercise price of US$ 31.74 per share. The options granted will be vested in three equal installments on each of the first, second and third anniversary of the date of the grant. The options of the first installment may be exercised within 24 months from their vesting and the second and third installments may be exercised with 18 month from their vesting.

In May 2012, our board of directors resolved to enlarge the pool of options or RSUs of our 2006 Share Incentive Plan by one million options or RSUs.

In August 2012, our board of directors resolved to enlarge the pool of options or RSUs of our 2006 Share Incentive Plan by an additional one million options or RSUs and to grant 2,442,066 options to certain non-director officers and senior employees,  of which 1,215,000 options were granted to our executive officers including 350,000 options to Mr. Sztern, our CEO, at an exercise price of US$ 5.91 per share. The options granted will vest in two equal installments on each of the first and second anniversary of the date of grant. The options of the first installment may be exercised within 24 months from their vesting and the second installment may be exercised with 18 month from their vesting.

As of December 31, 2012, an aggregate of 3,019,152 ordinary shares are issuable upon exercise of options according to the terms above and Mr. Ami Erel, our Chairman of the Board of Directors, holds 54,647 of our ordinary shares.

In March 2013, our board of directors resolved to grant an additional 75,000 options to an executive officer, at an exercise price of US$ 7.58 per share, under the same terms as the August 2012 grant.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our shares as of February 15, 2013, by each person, or group of affiliated persons, known to us to be the beneficial owner of 5% or more of our outstanding shares.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes any shares issuable pursuant to options that are exercisable within 60 days of February 15, 2013. Any shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 99,481,487 ordinary shares outstanding as of February 15, 2013. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, our major shareholders do not have different voting rights and the persons named in the table have sole voting and investment power with respect to all ordinary shares held by them.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Discount Investment Corporation Ltd.*	45,102,635	45.34%
Psagot Investment House Ltd.**	3,843,089	3.86%
Directors and executive officers as a group (26 persons)***	45,447,458	45.68%

*
DIC, a public Israeli company traded on the Tel Aviv Stock Exchange, is a majority-owned subsidiary of IDB Development Corporation Ltd., or IDB Development. Includes 29,501,780 ordinary shares held by DIC directly, 12,188,355 ordinary shares held by a wholly-owned subsidiary of DIC (namely, DIC Communication and Technology Ltd., an Israeli company) and 3,412,500 ordinary shares, representing approximately 3.43% of our issued and outstanding shares, held by two shareholders whose voting rights are vested in DIC. Does not include 59,347 ordinary shares (representing approximately 0.06% of our issued and outstanding shares) held as of February 15, 2013 by indirect subsidiaries of IDB Development for their own account and a total of 2,559,191 ordinary shares (representing approximately 2.57% of our issued and outstanding shares) held as of that date for members of the public through, among others, provident funds, mutual funds, pension funds, insurance policies and unaffiliated third-party client accounts, which are managed by indirect subsidiaries of IDB Development, a few of which are also indirect subsidiaries of DIC.

IDB Development, an Israeli company, is a wholly-owned subsidiary of IDB Holding Corporation Ltd., or IDB, a public Israeli company traded on the Tel Aviv Stock Exchange.

IDB is controlled as follows:

·
Ganden Holdings Ltd., or Ganden, a private Israeli company controlled by Nochi Dankner (who is also the Chairman of the boards of directors of IDB, IDB Development and DIC and one of our directors) and his sister Shelly Bergman, held as of February 15, 2013, directly and through a wholly-owned subsidiary, approximately 47.20% of the outstanding shares of IDB;

·	Nochi Dankner held as of February 15, 2013, directly and through a company controlled by him, approximately 7.65% of the outstanding shares of IDB;

·	Shelly Bergman held as of February 15, 2013, through a wholly-owned company, approximately 3.80% of the outstanding shares of IDB;

·
Avraham Livnat Ltd., or Livnat, a private Israeli company controlled by Avraham Livnat, held as of February 15, 2013, directly and through a wholly-owned subsidiary, approximately 11.79% of the outstanding shares of IDB; and

·
Manor Holdings B.A. Ltd., or Manor, a private Israeli company controlled by Ruth Manor (whose husband, Isaac Manor, and their son, Dori Manor , are  directors of IDB, IDB Development and DIC), held as of February 15, 2013, directly and through a majority-owned subsidiary, approximately 9.94% of the outstanding shares of IDB.

Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to most of their holdings in IDB for the purpose of maintaining and exercising control of IDB as a group. Their additional holdings in IDB are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023.

A portion of the foregoing holdings in IDB have been pledged to financial institutions as collateral for loans taken to finance the purchase of IDB's shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell such holdings.

Based on the foregoing, IDB and IDB Development (by reason of their control of DIC), Ganden, Manor and Livnat (by reason of their control of IDB) and Nochi Dankner, Shelly Bergman, Ruth Manor, and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with DIC the power to vote and dispose of our shares beneficially owned by DIC. Each of these entities (other than DIC) and persons disclaims beneficial ownership of such shares , and all of these entities and persons disclaim beneficial ownership of our shares held under management of subsidiaries of IDB Development for others. According to an investment agreement between Ganden and an entity controlled by Mr. Eduardo Elzstain (which, as of December 31, 2012, held 10% of Ganden's outstanding share capital), such entity received an option to increase its holding in Ganden to up to approximately 30.8% of Ganden's outstanding share capital. The option is exercisable until April 10, 2013 subject to certain conditions. In case of full exercise of the option, and subject to obtaining of regulatory approvals and other conditions, certain shareholders arrangements shall become effective, including that material decisions in Ganden would require the consent of both Nochi Dankner and Eduardo Elzstain. With entry into force of these shareholders arrangements, Mr. Elzstain may be considered as one of IDB's controlling shareholders and one of our indirect controlling shareholders.

**
Represents shares beneficially owned for the benefit of owners of portfolio accounts exchange traded notes , and for the members of mutual funds ,provident funds , and pension funds managed by wholly-owned subsidiaries of Psagot Investment House Ltd.  Psagot Investment House Ltd. disclaims beneficial ownership of any such shares. The foregoing information is based on a Schedule 13G filed by Psagot Investment House Ltd. on February 11, 2013.

***
Includes the 45,102,635 ordinary shares held, directly or indirectly, by DIC and 59,347 ordinary shares held by indirect subsidiaries of IDB Development, for their own account, which may be deemed to be beneficially owned by Nochi Dankner by virtue of his control of IDB. Does not include an aggregate of 2,559,191 of our ordinary shares held, as of February 15, 2013, by members of the public through, among others, provident funds, mutual funds, pension funds, insurance policies and unaffiliated third-party client accounts, which are managed by indirect subsidiaries of IDB Development a few of which are also indirect subsidiaries of DIC. Each of our directors who is affiliated with IDB or DIC disclaims beneficial ownership of such shares. Also includes 230,829 ordinary shares issuable upon the exercise of stock options that are exercisable on, or within 60 days following February 15, 2013, and 54,647 ordinary shares held by Mr. Ami Erel as of February 15, 2013.

As of December 31, 2012, we had twenty two holders of record of our equity securities who are, to our knowledge, located in the United States. The shares held by these holders of record represent 95.6% of our outstanding ordinary shares. However, this number is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are located because approximately 95.59% of our ordinary shares were held of record by Cede & Co. for the account of the brokers or other nominees, including the Tel Aviv Stock Exchange; approximately 41.91 % of our ordinary shares owned directly and indirectly by DIC as of February 15, 2013 is also held of record by Cede & Co.

In 2011 and February 2013, DIC sold approximately 5% and 1.7%, respectively, of our issued share capital and in 2011 purchased approximately 0.31% of our issued share capital in the TASE.

B.           RELATED PARTY TRANSACTIONS

Agreements among Our Shareholders

In September 2005, DIC acquired the shares and voting rights in our company held indirectly by BellSouth and the Safra brothers. In 2006, DIC sold a portion of these shares in four transactions to six financial investors based on the price of the Safra transaction, with adjustments for dividends paid and certain additions to such price accrued during the period from the closing of the Safra transaction to the applicable sale transaction. The following summaries of the agreements between DIC and certain other shareholders relate only to provisions that were in effect as of January 1, 2012 or thereafter.

Original 1997 shareholders agreements

Brian Greenspun, Daniel Steinmetz, Benjamin Steinmetz and Shlomo Piotrkowsky, who owned of record, directly or indirectly, an aggregate of approximately 5.5% of our then outstanding ordinary shares, granted the voting rights in these shares to BellSouth and the Safra brothers. These voting rights were assigned to DIC in connection with its acquisition of our control in September 2005. In 2009, DIC purchased the minority stakes held by Brian Greenspun and Benjamin Steinmetz (indirectly), representing approximately 1.97% of our then share capital. The remaining minority shareholders currently own approximately 3.43% of our outstanding ordinary shares. These minority shareholders are restricted from transferring these shares without the prior written consent of DIC and their transfer are subject to a right of first refusal in favor of DIC. Each of these minority shareholders has also committed not to compete, directly or indirectly, with our cellular communications business in Israel so long as he is a shareholder and for a period of one year thereafter.

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

Relationship with IDB

As of December 31, 2012, an aggregate amount of approximately NIS 186 million principal amount of our Series B, C, D, E, F and G Debentures were held by investors who are members of the IDB group and entities affiliated with IDB’s principal shareholders or officers (other than for the benefit of members of the public through provident funds, mutual funds, pension funds and unaffiliated third-party client accounts, which are managed by indirect subsidiaries of IDB).

 As of February 15, 2013, an aggregate of 2,559,191  of our ordinary shares (not included in the holdings set forth in the Beneficial Owners' table above) were held by members of the public through, among others, provident funds, mutual funds, pension funds, insurance policies and unaffiliated third-party client accounts, which are managed by indirect subsidiaries of IDB, some of which are also indirect subsidiaries of DIC.

In October 2006, we entered into an agreement with DIC, to benefit from the experience that DIC has in telecommunications and in the Israeli market generally, pursuant to which DIC provides us with services in the areas of management, finance, business and accountancy in consideration of NIS 2.0 million (linked to the Israeli Consumer Price Index for June 2006) plus VAT per year. Among the services included are consulting and assistance on managerial, economic and accounting issues, such as the preparation of an annual budget, strategic plans and central business processes for us. In addition, the provision of employees and officers of DIC and its affiliates to be directors of Cellcom is included in the agreement. This agreement is for a term of one year and is automatically renewed for one-year terms unless either party provides 60 days’ prior notice to the contrary. In July 2011, our annual shareholders meeting approved an amendment of the agreement so as to clarify that the DIC officers and employees whose service as directors are covered by the management fees, shall not include any person who serves solely as a director of a subsidiary (or several subsidiaries) of DIC (and does not serve as a director of DIC itself) and does not receive any compensation, other than director's fees, in his or her capacity as a director of any subsidiary of DIC. Also, under the Israeli Companies Law, an agreement with a controlling shareholder, such as our management services agreement with DIC, cannot continue for more than three consecutive years unless re-approved by the audit committee, board of directors and shareholders every three years. Accordingly, our audit committee, board of directors and shareholders approved the agreement for a term ending in October 2014.

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

Registration Rights Agreement

In 2006, we entered into a registration rights agreement with DIC, two wholly-owned subsidiaries of DIC (one of whom ceased to exist in 2011) which are shareholders and six other shareholders (some of whom no longer hold the registrable shares).  For a summary of the terms of the agreement, see “Item 10. Additional Information – C. Material Contracts.”

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

The aggregate merger consideration was approximately NIS 1.57 billion ($421 million). The merger consideration included interest at an effective rate of 5% per year, calculated based on actual days elapsed from April 1, 2011 until the completion of the transaction, in accordance with the terms of the merger agreement. We financed the payment of the merger consideration by using cash on hand, as well as by issuance of debentures to the public in Israel.

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

Based on advice of counsel, we believe it is more likely than not that substantially all the claims and disputes detailed below will be determined in our favor and accordingly, no provision has been made in the financial statements in respect of these claims and disputes. We have made a provision in the amount of approximately NIS 65 million, for a class action decided against us and for the claim/s and dispute/s we are willing to settle or for which we cannot reach a conclusion that it is more likely than not that the claim/s and dispute/s will be determined in our favor.

Purported class actions

34 purported class actions have been filed against us in connection with allegations that we unlawfully, in violation of our license or agreements with our subscribers, charged or overcharged our subscribers for our services, in amounts estimated by the plaintiffs to be from approximately NIS 1.2 million to approximately NIS 405 million or which were not estimated by these plaintiffs, if the lawsuits are certified as class actions. Two purported class actions, for which no amount claimed was estimated by the plaintiffs, were dismissed with prejudice and the plaintiffs appealed the ruling. In one purported class action, for which no amount claimed was estimated by the plaintiffs, a settlement agreement for an immaterial sum was filed with the court and the proceedings are still pending.

Six purported class actions were filed against us in connection with allegations that we misled our subscribers, in amounts estimated by the plaintiffs to be from approximately NIS 26 million to approximately NIS 170 million, if the lawsuits are certified as class actions. In two purported class actions, for a total amount claimed, if certified as class actions, of approximately NIS 51 million, settlement agreements for immaterial sums were filed with the court and the proceedings are still pending. One purported class action (for which no amount claimed was estimated by the plaintiff) was dismissed following plaintiff's request and appealed by the Israeli General Counsel regarding a procedural question regarding such dismissal.

Two purported class actions were filed against us in connection with allegations that we unlawfully, in violation of our license or agreements with our subscribers, build and operate our network and sell handsets and related equipment, including in relation to alleged hazards relating to non ionizing radiation emitted from cell sites and end-user equipment in amounts estimated by the plaintiffs to be from approximately NIS 1 billion to approximately NIS 3.7 billion, if the lawsuits are certified as class actions.

One purported class action was filed against us in connection with allegations that we unlawfully sent to our subscribers and to other parties commercial messages, in amounts estimated by the plaintiffs to be approximately NIS 50 million , if the lawsuit is certified as a class action.

Two purported class actions were filed against us in connection with allegations that we unlawfully, in violation of our license or agreements with our subscribers, discriminate among our subscribers, one in an amount estimated by the plaintiffs to be approximately NIS 150 million, if the lawsuit is certified as class action, and the other for which no amount claimed was estimated by the plaintiff.

One purported class action was filed against us regarding a network malfunction that occurred on December 1, 2010 in connection with allegations that we misled our subscribers and unlawfully and in violation of our license and agreements with our subscribers, failed to provide service to our subscribers during the malfunction, in an amounts estimated by the plaintiffs to be approximately NIS 350 per customer in a private calling plan and NIS 700 per customer in a business calling plan and approximately NIS 1.183 billion for non monetary damages as well as the relative portion of the monthly payment relating to the hours of the malfunction, if the lawsuit is certified as a class action.

Two purported class actions were filed against us in connection with allegations that we failed to provide customer care in accordance with the provisions of our license and applicable law, in amounts estimated by the plaintiffs to be approximately NIS 107 millions and approximately NIS 361 million (which was filed against three additional operators without specifying the amount claimed from us), if the lawsuits are certified as class actions.

For additional details regarding purported class actions in claimed amounts exceeding NIS 1 billion, see note 31 to our consolidated financial report for 2012 included elsewhere in this annual report.

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

In November 2010, the District Court of Tel Aviv-Jaffa approved a request to certify a lawsuit as a class action, relating to an allegation that Netvision, our wholly owned subsidiary and two other long distance providers, misled the purchasers of certain long distance prepaid calling cards bought between 2004 and 2008 as to the amount of minutes included in those cards. The total amount claimed from all the defendants was estimated by the plaintiffs to be approximately NIS 2.2 billion, of which approximately NIS 818 million was attributed to Netvision. In December 2010, the defendants filed a request for appeal with the Supreme Court challenging the decision and in March 2011 the district court's decision was stayed. A similar purported class action was filed against the defendants in February 2012. See note 29 to our consolidated financial report for 2012 included elsewhere in this annual report. In May 2012, Netvision and another defendant entered a settlement agreement in both the class action and the purported class action, under which Netvision and the other defendant will provide certain long distance prepaid calling cards, free of charge, for an aggregate amount which is not material to the Company, and will further provide certain information in relation to the usage of the cards. The third defendant is not a party to the settlement agreement. The settlement agreement is subject to the approval of the Israeli Supreme Court.

Dividend Policy

In February 2006, our board of directors adopted a dividend policy to distribute each year at least 75% of our annual net income determined (in accordance with IFRS for periods commencing on or after January 1, 2008), subject to applicable law, our license and our contractual obligations and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. In March 2007, our Board of Directors resolved to distribute dividends within the boundaries of the February 2006 dividend policy and until resolved otherwise, on a quarterly basis. In March 2012, we amended the  2011 shelf prospectus and indenture included therein to include additional undertakings in regards to certain new series of debentures, if offered by us, including a covenant not to distribute more than 95% of the profits available for distribution according to the applicable Israeli law (“Profits”), provided that if net leverage (defined as the ratio of net debt to EBITDA over four consecutive quarters) exceeds 3.5:1, we will not distribute more than 85% of the Profits and if net leverage exceeds 4.0:1, we will not distribute more than 70% of the Profits. In March 2012, we issued two new series of debenture to which such undertakings apply. See "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Debt Service –Shelf Prospectus". Our Board of Directors will consider, among other factors, our expected results of operation, including changes in pricing, regulation and competition, planned capital expenditure for technological upgrades and changes in debt service needs, including due to changes in interest rates or currency exchange rates, as well as our debentures' rating, in order to conclude whether there is no reasonable concern  that a distribution of dividends will prevent us from satisfying our existing and foreseeable obligations as they become due. In addition, there is an agreement among the controlling shareholders of IDB, our ultimate parent company, to target a dividend distribution of at least 50% of its distributable gains each year, provided that such distribution will not impact significantly its cash-flows or approved plans. Dividend payments are not guaranteed and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends or to pay dividends at a ratio to net income that is less than that paid in the past.  For example, our Board of Directors may determine to strengthen our balance sheet, that market conditions are uncertain or that our cash needs for debt service, capital expenditures or operations may increase and that it would not be prudent to distribute dividends. Accordingly, shareholders should not expect that any particular amount will be distributed by us as dividends at any time, even if we have previously made dividend payments in such amount.

Our ability to pay dividends is subject to the following limitations under Israeli law: (1) dividends may only be paid out of cumulative retained earnings or out of retained earnings over the prior two years, provided that there is no reasonable concern that the payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due; and (2) our license requires that we and our 10% or more shareholders maintain at least $200 million of combined shareholders’ equity. DIC’s shareholders’ equity on December 31, 2012 was significantly over $ 200 million.

We declare dividends in NIS and convert them for payment in US$ (where applicable) based upon the daily representative rate of exchange as published by the Bank of Israel prior to the distribution date.

In 2010, we distributed a dividend in the amount of NIS 1,327 million ($355 million). In 2011, we distributed a dividend in the amount of approximately NIS 827 million ($222 million). In January and May 2012 we distributed a dividend in the amount of approximately NIS 189 million ($51 million) and NIS 72 ($19 million) for the third and fourth quarters of 2011. The dividends distributed in respect of 2010 and 2011 constituted approximately 95% of our net income for the respective period and in some cases, part of our retained earnings from earlier periods as well. In July 2012 we distributed a dividend in the amount of approximately NIS 130 million ($35 million) for the first quarter of 2012, representing approximately 75% of our net income for the period.

Our board of directors decided not to declare dividend for the second, third and fourth quarters of 2012 in light of the intensified competition and substantial changes to pricing and their adverse effect on our results of operations and in order to strengthen our balance sheet.

B.   SIGNIFICANT CHANGES

No significant change has occurred since December 31, 2012, except as otherwise disclosed in this annual report.

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

	High	Low
	NIS	NIS
Annually
2008	76.7	51.8
2009	91.9	53.0
2010	102.4	75.9
2011	99.1	55.7
2012	59.0	20.2
Quarterly
2011
First Quarter	99.1	91.0
Second Quarter	97.5	81.3
Third Quarter	84.7	65.6
Fourth Quarter	74.3	55.7
2012
First Quarter	59.0	43.6
Second Quarter	44.7	22.4
Third Quarter	34.8	20.2
Fourth Quarter	39.1	30.7

Monthly
2012
September	34.8	28.3
October	36.6	33.1
November	37.9	33.6
December	39.1	30.7
2013
January	32.4	27.1
February	28.6	27.1

On February 28, 2013, the closing price per share of our Ordinary Shares on the TASE was NIS 27.2.

Trading in the United States

Our ordinary shares have traded on the New York Stock Exchange under the symbol CEL since February 7, 2007.

The following table sets forth, for the periods indicated, the high and low prices in $ for our ordinary shares on The New York Stock Exchange, as retroactively adjusted by the New York Stock Exchange to reflect the payment of dividends.

	High $	Low $
Annually
2008	22.7	13.5
2009	24.3	13.2
2010	28.2	19.5
2011	28.2	14.7
2012	15.4	5.1

Quarterly
2011
First Quarter	28.0	25.1
Second Quarter	28.2	23.7
Third Quarter	24.8	17.7
Fourth Quarter	20.7	14.7

2012
First Quarter	15.4	11.5
Second Quarter	11.9	5.7
Third Quarter	9.3	5.1
Fourth Quarter	9.9	8.1

Monthly
2012
September	9.3	7.1
October	9.8	8.4
November	9.9	8.5
December	9.7	8.1
2013
January	8.5	7.3
February	7.8	7.1

On March 1, 2013, the closing price per share of our Ordinary Shares on the NSYE was $7.20.

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

Voting

Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting.  Shareholders may vote at shareholder meetings either in person, by proxy or by written ballot. Shareholder voting rights may be affected by the grant of special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in a customary manner, and avoid abusing his or her power. This is required when voting at general meetings on matters such as changes to the articles of association, increasing the company’s registered capital, mergers and approval of related party transactions. A shareholder also has a general duty to refrain from depriving any other shareholder of their rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under the company’s articles of association, can appoint or prevent the appointment of an office holder, is required to act with fairness towards the company. The Companies Law does not describe the substance of this duty, except to state that the remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness, but  case law addressing the substance of this duty, suggests that the duty to act in fairness towards the company may include in certain circumstances, the following: the duty to refrain from competing with the company (applicable to closely held companies), the duty to provide access to the company's documents to other shareholders, and the duty to refrain from exercising a minority shareholders' voting power in a manner aimed at "blackmailing" the controlling shareholder. As required under our license, our articles of association provide that any holdings of our ordinary shares that contravene the holding or transfer restrictions contained in our license, which are summarized under “—Transfer of Shares” and “Item 4. Information on the Company – B. Business Overview - Government Regulations—Our Principal License,” will not be entitled to voting rights. In addition, our license requires that as a condition to voting at any meeting of shareholders, in person or by proxy, each shareholder must certify that its holdings of our shares do not contravene the restrictions contained in our license.

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

Dividend and Liquidation Rights

Our board of directors may declare a dividend to be paid to the holders of ordinary shares on a pro rata basis.  Dividends may only be paid out of our profits and other surplus funds, as defined in the Companies Law, as of our most recent financial statement or as accrued over the past two years, whichever is higher, or, in the absence of such profits or surplus, with court approval. In any event, a dividend is permitted only if there is no reasonable concern that the payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.  In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares on a pro rata basis. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. For a description of a covenant we undertook in March 2012, in connection to raising additional debt, in regards to our dividend distributions under certain circumstances see “Item 8. Financial Information – A. Statements and Other Financial Information - Dividend Policy” and “— B. Liquidity and Capital Resources – Debt Service – Public Debentures".

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

Under an amendment to the Companies Law which came into force in December 2012, any exemption of, indemnification of, or procurement of insurance coverage for, our office holders that may be granted after that time must be approved according to the procedures required for the approval of compensation under "Item 6. Directors, Senior Management and Employment – C. Board Practices - Approval Of Specified Related Party Transactions Under Israeli Law - Compensation Arrangements".

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

C.   MATERIAL CONTRACTS

For a description of our material suppliers, see “Item 4. Information on the Company – A. History and Development of the Company – Acquisition of Netvision Ltd. during 2011”, “Item 4. Information on the Company – B. Business Overview – Network and Technology”, “Item 4. Information on the Company – B. Business Overview – Customer Care”, “Item 4. Information on the Company – B. Business Overview - Services and Products” and  “Item 4. Information on the Company – B. Business Overview – NETVISION.”

For a description of our debt agreements, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service – Public Debentures.”

Registration Rights Agreement

Upon the sale of shares by DIC to Goldman Sachs International on March 15, 2006, we entered into a registration rights agreement with Goldman Sachs International, DIC and two other shareholders who are subsidiaries of DIC (one of whom ceased to exist in 2011) on customary terms and conditions.  Upon the subsequent sales of shares by DIC to Migdal Insurance Company Ltd. and two of its affiliates, to Leumi & Co. Investment House Ltd. (an affiliate of Bank Leumi Le-Israel Ltd), and to Stocofin (Israel) Ltd. (an affiliate of the First International Bank of Israel Ltd.), these shareholders also joined the registration rights agreement. We refer to DIC, its two subsidiaries and the additional shareholders who are parties to the registration rights agreement as the registration rights holders. The shares eligible for registration under the agreement are ordinary shares held by the registration rights holders as of the respective dates they entered into the registration rights agreement and any additional ordinary shares such holders may thereafter acquire, so long as they are held by a registration rights holder or a “permitted transferee” (a person directly or indirectly controlling, controlled by or under common control with such registration rights holder) thereof. As of December 31, 2012, 43,381,135 ordinary shares, held by DIC directly and through its wholly owned subsidiary, are entitled to registration rights as well as any additional shares still held, if held, by the other shareholders who joined the agreement.

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

E.   TAXATION

U.S. Federal Income Tax Considerations

The following is a general discussion of certain material U.S. federal income tax consequences of ownership and disposition of the Company’s shares by a “U.S. holder” (as defined below).  This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a U.S. holder in light of the holder’s particular circumstances and does not address U.S. state, local and non-U.S. tax consequences.  Except as specifically discussed below, this discussion does not address the potential application of the provisions of the Internal Revenue Code of 1986, as amended, or the Code, known as the “Medicare contribution tax.” The discussion applies only to U.S. holders (as defined below) that hold Company's shares as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to U.S. holders subject to special rules, such as certain financial institutions, insurance companies, dealers or traders in securities or foreign currencies, persons holding the shares as part of a hedge, straddle, conversion transaction or other integrated transaction, persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons liable for the alternative minimum tax, tax-exempt organizations, shareholders that own or are deemed to own 10% or more of the Company’s voting power, or shareholders that hold our shares in connection with a trade or business conducted outside of the United States.

This discussion is based on the the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof.  These laws are subject to change, possibly on a retroactive basis.  Shareholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of the Company's shares in light of their particular circumstances.

The discussion below applies only to U.S. holders.  As used herein, a “U.S. holder” is a person that is eligible for the benefits of the Israel –U.S. income tax treaty and is, for U.S. federal income tax purposes, a beneficial owner of the Company’s shares that is either:

·	a citizen or resident of the United States;

·	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

·	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

If an entity that is classified as a partnership for U.S. federal income tax purposes owns Company's shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the entity.  Such entities and their partners or members should consult their tax advisors regarding the tax consequences of ownership of the Company’s shares.

Taxation of Distributions

 Subject to the discussion in "- Passive Foreign Investment Company Rules" below, distributions paid on the Company’s shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Since the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, U.S. holders will generally be required to treat such distributions as taxable dividends and include them in income on the date of receipt.  Subject to applicable limitations, dividends paid to certain non-corporate U.S. holders, will be taxable at a favorable rates applicable to long-term capital gains.  The amount of a dividend will include any amounts withheld by the Company or its paying agent in respect of Israeli taxes. The dividend will be treated as foreign-source income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

Dividends paid in NIS will be included in a U.S. holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars.  If the dividend is converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.  A U.S. holder may have foreign currency gain or loss if dividend is converted into U.S. dollars after the date of receipt.  Such gain or loss would generally be treated as U.S.-source ordinary income or loss.

Subject to applicable limitations that may vary depending upon a U.S. holder’s particular circumstances, Israeli taxes withheld from dividends at a rate not exceeding the applicable rate provided by the U.S.-Israel income tax treaty may be creditable against the holder’s U.S. federal income tax liability.  Israeli taxes withheld in excess of the applicable rate allowed by the treaty will not be eligible for credit against a U.S. holder’s federal income tax liability.  The limitation on foreign taxes creditable is calculated separately with respect to specific classes of income. Additionally, non-corporate U.S. holders may be unable to credit Israeli taxes against the portion of their U.S. federal income tax liability that is attributable to the “Medicare contribution tax.” Instead of claiming a credit, a U.S. holder may, at the holder’s election, deduct the otherwise creditable foreign taxes in computing the taxable income for the year, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. holders should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in their particular circumstances.

Sale and Other Disposition of the Company’s Shares

Subject to the discussion in "- Passive Foreign Investment Company Rules" below, gain or loss realized on the sale or other disposition of the Company's shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder held the shares for more than one year.  The amount of gain or loss will be equal to the difference between the tax basis in the shares disposed of and the amount realized on the disposition.  Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company” for U.S. federal income tax purposes, or PFIC, for the taxable year of 2012. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, equity investments in less than 25%-owned entities) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year.  If the Company were to be treated as a PFIC for any taxable year during which a U.S. holder held a share in the Company, certain adverse consequences could apply to the U.S. holder. Specifically, gain recognized by a U.S. holder on a sale or other disposition of a share would be allocated ratably over the U.S. holder’s holding period for the share.  The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability.  Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. holder during the preceding three years or the U.S. holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (such as a mark-to-market election) may be available  to U.S. holders and may result in alternative tax treatment.  In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate holders would not apply.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless (i) the U.S. holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. holder provides a correct taxpayer identification number and certifies that the U.S. holder is not subject to backup withholding.  The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service, or the IRS.

Certain U.S. holders who are individuals (and under proposed Treasury regulations, certain entities controlled by individuals) may be required to report on IRS Form 8983 information relating to their holdings of the Company's shares, subject to certain exceptions (including an exception for securities held in accounts maintained by U.S. financial institutions). U.S. holders should consult their tax advisers regarding the application of these rules in the holders' particular circumstances.

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

This discussion applies to shareholders that hold our ordinary shares as capital assets and does not address all of the tax consequences that may be relevant to holders of our ordinary shares in light of their particular circumstances or certain types of holders of our ordinary shares subject to special tax treatment.  Because individual circumstances may differ, shareholders should consult their tax advisors to determine the applicability of the rules discussed below to them, including the application of Israeli or other tax laws. The discussion below is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Taxation of Israeli Companies

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax at the rate of 25%. Israeli companies are generally subject to capital gains tax at the corporate tax rate.

Amendment No. 174 to the Income Tax Ordinance, enacted in January 2010, provides that Israeli Accounting Standard No. 29 will not apply with respect to the tax years 2007, 2008 and 2009, and as a result the International Financial Reporting Standards (IFRS) will not apply for purposes of determining taxable income for such tax years. In January 2012, Amendment No. 188 to the Income Tax Ordinance was enacted which provides that Israeli Accounting Standard No. 29 (and as a result IFRS) also will not apply with respect to the tax years 2010 and 2011. The effect of this amendment on our financial statements, included elsewhere in this annual report, is not material.

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

As of January 1, 2013, shareholders that are individuals who have taxable income  that exceeds NIS 800,000 in a tax year (linked to the Israeli CPI each year), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which exceeds of NIS 800,000. For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

Taxation of Non-Israeli Residents

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on the Tel Aviv Stock Exchange or a recognized stock exchange outside of Israel (including the New York Stock Exchange), provided that such shareholders did not acquire their shares prior to the issuer’s initial public offering  (in which case a partial exemption may be available) and that the gains were not derived from a permanent establishment maintained by such shareholders in Israel.  Shareholders that do not engage in activity in Israel generally should not be subject to such tax.  However, a non-Israeli corporation will not be entitled to the exemption from capital gains tax if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Taxation of Dividends Paid on Our Ordinary Shares

Taxation of Israeli Residents

Following an amendment to the Israeli Income Tax Ordinance which came into effect on January 1, 2012, individuals who are Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% (previously 20%), unless the recipient is a significant shareholder (as defined above) at any time during the 12-month period preceding the distribution, in which case the applicable tax rate is 30% (previously 25%).  The company distributing the dividend is required to withhold tax at the rate of 25% (previously 20%) (a different rate may apply to dividends paid on shares deriving from the exercise of stock options or other equity-based awards granted as compensation to employees or office holders of the company).  Companies which are Israeli residents are generally exempt from income tax on the receipt of dividends from another

Israeli company, unless the source of such dividends is located outside of Israel, in which case tax will generally apply at a rate of 25%.

For information with respect to the applicability of Israeli High Income Tax on distributions of dividends, see "-Capital Gains Tax on Sales of Our Ordinary Shares - Taxation of Israeli Residents" above.

Taxation of Non-Israeli Residents

Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% unless the recipient is a significant shareholder at any time during the 12-month period preceding the distribution, in which case the applicable tax rate will be 30%.  The company distributing the dividend is required to withhold tax at the source at the rate of 25%.

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

A non-resident of Israel who has dividend income derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the obligation to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by such non-Israeli resident.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the course of our normal operations, we are exposed to market risks including fluctuations in foreign currency exchange rates, interest rates and the Israeli CPI. We are exposed to currency risks primarily as a result of purchasing inventory and fixed assets mainly in U.S. dollars while almost all of our cash receipts are in NIS. A substantial amount of our cash payments are incurred in, or linked to foreign currencies. In particular, in 2011 and 2012, such payments represented approximately 39% and 36%, respectively, of total cash outflows (including payments of principal and interest on our debentures, but excluding payments associated with the acquisition of Netvision). Also, we are exposed to interest rate risks through our hedging instruments and to possible fluctuations in the Israeli CPI through our Series B , C, D and F debentures.

In order to protect ourselves from fluctuations in foreign currency exchange rates, we have established a foreign currency hedging program. Under this program, we currently hedge part of our U.S. dollar liabilities, firm commitments and budgeted expenditures for the next 4 to 12 months using foreign currency forward exchange contracts and currency options.  A foreign currency forward exchange contract is a contract whereby we agree to buy or sell a foreign currency at a predetermined exchange rate at a future date. A currency option is an option to buy or sell a foreign currency at a predetermined exchange rate at a future date.  The exchange rate fluctuations that impact our foreign currency denominated financial liabilities, firm commitments and budgeted expenditures are intended to be offset by gains and losses on these hedging instruments.

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

As of December 31, 2012, we had four outstanding series of debentures, which are linked to the Israeli CPI, in an aggregate principal amount of approximately NIS 4.1 billion.  As of December 31, 2012, we had forward Israeli CPI / NIS transactions, in a total amount of approximately NIS 1.6 billion, with an average maturity period of 13 months, in order to hedge our exposure to fluctuations in the Israeli CPI. We periodically review the possibility of entering into additional transactions in order to lower the exposure in respect of the debentures.

Set forth below is the composition of the derivative financial instruments at the following dates:

	As of December 31,
	2010		2011		2012
	Par Value	Fair Value	Par Value	Fair Value	Par Value	Fair Value
	(In NIS millions)
Forward contracts on exchange rate (mainly US$– NIS)	439	(14)	497	24	326	(10)
Forward contracts on Israeli CPI rate	1,325	12	1,825	(22)	1,625	(25)
Options on the exchange rate (mainly US$– NIS)	500	2	377	1	198	2
Compounded foreign currency and interest swap	-	-	-	-	-	-
Total	2,264	-	2,699	3	2,149	(33)

Sensitivity information

Without taking into account our hedging instruments and based upon our debt outstanding as at December 31, 2012, fluctuations in foreign currency exchange rates, or the Israeli CPI would affect us as follows:

·	an increase of 0.1% of the Israeli CPI would result in an increase of approximately NIS 4.7 million in our financing expenses;

·	a devaluation of the NIS against the U.S. dollar of 1.0% would increase our financing expenses by approximately NIS 1.5 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2012, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2012. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment, management believes that as of December 31, 2012 our internal control over financial reporting is effective based on this criteria.

The effectiveness of management's internal control over financial reporting as of December 31, 2012 has been audited by the Company's independent registered public accounting firm, Somekh Chaikin, a member of KPMG International and their report as of March 4, 2013, herein expresses an unqualified opinion on the Company's internal control over financial reporting.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member of KPMG International, has served as our independent registered public accounting firm for 2011 and 2012. These accountants billed the following fees to us for professional services in each of those fiscal years:

	2011	2012
	(NIS in thousands)
Audit Fees	2,671	2,809
Audit-Related Fees	180	-
Tax Fees	120	130
Total	2,971	2,939

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC. “Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time. “Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance, tax advice, other than in connection with the audit. Tax compliance involves audit of original and amended tax returns, tax planning and tax advice.

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

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.  CORPORATE GOVERNANCE

The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the NYSE:

Majority of Independent Directors - Under Section 303A.01 of the NYSE Listed Company Manual, or LCM, U.S. domestic listed companies, other than controlled companies (i.e. companies with a person or group owning more than 50% of the voting power), must have a majority of independent directors. The Israeli Companies Law encourages, but does not require, Israeli companies to voluntarily include a similar arrangement in their articles of association (which in regards to a controlled company provides that a third of the directors be independent). We did not include such a provision in our articles of association and we do not have a majority of independent directors, though a third of our directors are independent.

Nominating/Corporate Governance Committee -Under Section 303A.04 of the LCM, a U.S. domestic listed company, other than a controlled company, must have a nominating/corporate governance committee composed entirely of independent directors. We do not have a nominating/corporate governance committee as we are not required to have such a committee under the Israeli Companies Law.

Compensation Committee - Under Section 303A.05 of the LCM, a U.S. domestic listed company, other than a controlled company, must have a compensation committee composed entirely of independent directors that operates pursuant to a written charter addressing its purpose, responsibilities and membership qualifications. We have a compensation committee whose purpose, responsibilities and membership qualifications are governed by  the Israeli

Companies Law, . Our compensation committee includes a majority of external directors (who are also independent directors), in accordance with the Israeli Companies law.

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

Equity Compensation Plans - Under Section 303A.08 of the LCM, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions as described in the Rule. We follow the requirements of the Israeli Companies Law, under which approval of equity-compensation plans and material revisions thereto is within the authority of the board of directors. However, under the Israeli Companies Law, as amended effective December 2012, any compensation to directors or the chief executive officer, including equity based compensation, requires the approval of the compensation committee, the board of directors and the shareholders, in that order. The compensation of office holders is generally required to comply with a shareholder-approved compensation policy, which is required to include a monetary cap on the value of equity compensation that may be granted to any office holder.

Corporate Governance Guidelines - Under Section 303A.09 of the LCM, domestic listed companies must adopt and disclose their corporate governance guidelines. We do not have a similar requirement under the Israeli Companies Law and therefore, other than as disclosed in this annual report on Form 20-F, we are not required to disclose our corporate governance guidelines.

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

See Item 18.

 ITEM 18.  FINANCIAL STATEMENTS

See pages F-1 through F-72 of this annual report.

ITEM 19.   EXHIBITS

Exhibit Number	Description
1.1	Updated Articles of Association and Memorandum of Association ††††
2.1	Form of Ordinary Share Certificate†
4.2	Series B Indenture dated December 21, 2005 and an addendum dated February 27, 2006 between Cellcom and Hermetic Trust (1975) Ltd. †
4.3	Series C Indenture dated September 20, 2007, between Cellcom and Aurora Fidelity Trust Ltd. ††
4.3.1	Series C Debentures Trustee Replacement Agreement dated June 11, 2009. †††
4.4	Series D Indenture dated September 20, 2007, between Cellcom and Hermetic Trust (1975) Ltd. ††
4.5	Series E Indenture dated March 31, 2009, between Cellcom and Hermetic Trust (1975) Ltd. †††
4.6	Shelf Prospectus Indenture dated July 14, 2011, between Cellcom and Hermetic Trust (1975) Ltd. ††††
4.6.1	Shelf Prospectus Indenture dated March 7, 2012, between Cellcom and Strauss Lazar Trust Company (1992) Ltd.††††
4.6.2.	Amendment and Addendum no. 1 to the Indenture from January 19, 2012, dated March 7, 2012, between Cellcom and Strauss Lazar Trust Company (1992) Ltd.††††
4.7	Amended 2006 Share Incentive Plan†††††
4.8	Registration Rights Agreement dated March 15, 2006 among Cellcom, Goldman Sachs International, DIC, DIC Communication and Technology Ltd. and PEC Israel Economic Corporation†
4.9	Amended Non-Exclusive General License for the Provision of Mobile Radio Telephone Services in the Cellular Method dated June 27, 1994*
4.10	Netvision Ltd. Merger Agreement††††
8.1	Subsidiaries of the Registrant††††

Exhibit Number	Description
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act *
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act *
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act *
15	Consent of Independent Registered Public Accounting Firm *

*	Filed herewith.

†	Incorporated by reference to our registration statement on Form F-1 (registration no. 333-140030) filed with the SEC on January 17, 2007.

††	Incorporated by reference to our annual report on Form 20-F for the year 2007 filed with the SEC on March 18, 2008.

†††	Incorporated by reference to our annual report on Form 20-F for the year 2009 filed with the SEC on March 2, 2010.

††††	Incorporated by reference to our annual report on Form 20-F for the year 2011 filed with the SEC on March 7, 2012.

†††††	Incorporated by reference to our registration statement on Form S-8 filed with the SEC on November 14, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cellcom Israel Ltd.

By:	/s/ Nir Sztern
	Name:	Nir Sztern
	Title:	President and Chief Executive Officer

Date: March 4, 2013

Cellcom Israel Ltd. and Subsidiaries Consolidated Financial Statements As at December 31, 2012 (Audited)

Contents	Page

Auditors' Report	F3-F4

Consolidated Financial Statements

Consolidated Statements of Financial Position	F5

Consolidated Statements of Income	F6

Consolidated Statements of Comprehensive Income	F7

Consolidated Statements of Changes in Equity	F8

Consolidated Statements of Cash Flows	F9-F10

Notes to the Consolidated Financial Statements	F11-F66

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of
Cellcom Israel Ltd.

We have audited the accompanying consolidated statements of financial position of Cellcom Israel Ltd. (hereinafter – “the Company”) and subsidiaries as of December 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012. We also have audited the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Cellcom Israel Ltd.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The accompanying consolidated financial statements as of and for the year ended December 31, 2012 have been translated into United States dollars (“dollars”) solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Israeli Shekels have been translated into dollars on the basis set forth in Note 2D to the consolidated financial statements.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International
Tel Aviv, Israel
March 4, 2013

Cellcom Israel Ltd. and Subsidiaries
Consolidated Statements of Financial Position

				Convenience
				translation into
				US dollar (Note 2D)
		December 31,	December 31,	December 31,
		2011	2012	2012
	Note	NIS millions	NIS millions	US$ millions

Assets
Cash and cash equivalents	7	920	1,414	379
Current investments, including derivatives		290	493	132
Trade receivables	8	1,859	1,856	497
Other receivables	8	93	67	18
Inventory	9	170	112	30

Total current assets		3,332	3,942	1,056

Trade and other receivables	8	1,337	1,219	327
Property, plant and equipment, net	10	2,168	2,077	556
Intangible assets, net	11	1,680	1,515	406
Deferred tax assets	26	40	34	9

Total non- current assets		5,225	4,845	1,298

Total assets		8,557	8,787	2,354

Liabilities
Short term credit and current maturities of long term loans and debentures	16	674	1,129	302
Trade payables and accrued expenses	12	1,026	827	221
Current tax liabilities		69	87	23
Provisions	13	148	175	47
Other payables, including derivatives	14	547	492	132
Dividend declared	18	189	-	-

Total current liabilities		2,653	2,710	725

Long-term loans from banks	16	19	10	3
Debentures	16	5,452	5,368	1,438
Provisions	13	21	21	6
Other long-term liabilities	15	41	21	6
Liability for employee rights upon retirement, net	17	10	12	3
Deferred tax liabilities	26	174	145	39

Total non- current liabilities		5,717	5,577	1,495

Total liabilities		8,370	8,287	2,220

Equity attributable to owners of the Company	18
Share capital		1	1	-
Cash flow hedge reserve		7	(12)	(3)
Retained earnings		175	509	136

Non-controlling interest		4	2	1

Total equity		187	500	134

Total liabilities and equity		8,557	8,787	2,354

Date of approval of the consolidated financial statements: March 4, 2013.

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries
Consolidated Statements of Income

					Convenience
					translation into US
					dollar (Note 2D)
		Year ended	Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,	December 31,
		2010	2011	2012	2012
	Note	NIS millions	NIS millions	NIS millions	US$ millions

Revenues	21	6,662	6,506	5,938	1,591
Cost of revenues	22	(3,322)	(3,408)	(3,463)	(928)

Gross profit		3,340	3,098	2,475	663

Selling and marketing expenses	23	(756)	(990)	(865)	(232)
General and administrative expenses	24	(641)	(685)	(629)	(168)
Other income (expenses), net		(5)	(1)	4	1

Operating profit		1,938	1,422	985	264

Financing income		106	116	181	48
Financing expenses		(336)	(409)	(440)	(118)
Financing expenses, net	25	(230)	(293)	(259)	(70)

Profit before taxes on income		1,708	1,129	726	194

Taxes on income	26	(417)	(304)	(195)	(52)
Profit for the year		1,291	825	531	142
Attributable to:
Owners of the Company		1,291	824	530	142
Non-controlling interests		-	1	1	-
Profit for the year		1,291	825	531	142

Earnings per share
Basic earnings per share (in NIS)	18	13.04	8.28	5.34	1.43

Diluted earnings per share (in NIS)	18	12.98	8.28	5.33	1.43

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries
Consolidated Statements of Comprehensive Income

				Convenience
				translation into US
				dollar (Note 2D)
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2010	2011	2012	2012
	NIS millions	NIS millions	NIS millions	US$ millions

Profit for the year	1,291	825	531	142
Other comprehensive income
Changes in fair value of cash flow hedges transferred to profit or loss	(10)	20	(18)	(5)
Changes in fair value of cash flow hedges	12	17	(7)	(2)
Actuarial losses on defined benefit plan	-	-	(1)	-
Income tax on other comprehensive income	-	(9)	6	2
Other comprehensive income (loss) for the year, net of income tax	2	28	(20)	(5)
Total comprehensive income for the year	1,293	853	511	137
Total comprehensive income attributable to:
Owners of the Company	1,293	852	510	137
Non-controlling interests	-	1	1	-
Total comprehensive income for the year	1,293	853	511	137

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries
Consolidated Statements of Changes in Equity

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions

Balance as of January 1, 2010	1	(23)	396	374	-	374	100
Comprehensive income for the year
Profit for the year	-	-	1,291	1,291	-	1,291	346
Other comprehensive income for the year, net of tax	-	2	-	2	-	2	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	1	1	-	1	-
Dividend paid in cash	-	-	(1,327)	(1,327)	-	(1,327)	(355)

Balance as of December 31, 2010	1	(21)	361	341	-	341	91
Comprehensive income for the year
Profit for the year	-	-	824	824	1	825	221
Other comprehensive income for the year, net of tax	-	28	-	28	-	28	8
Transactions with owners, recognized directly in equity
Share based payments	-	-	6	6	-	6	2
Dividend paid in cash	-	-	(827)	(827)	-	(827)	(222)
Declared dividend	-	-	(189)	(189)	(1)	(190)	(51)
Non-controlling interests in respect of business combination	-	-	-	-	4	4	1

Balance as of December 31, 2011	1	7	175	183	4	187	50
Comprehensive income for the year
Profit for the year	-	-	530	530	1	531	142
Other comprehensive income for the year, net of tax
Net changes in fair value of cash flow hedges	-	(19)	-	(19)	-	(19)	(5)
Actuarial losses on defined benefit plan	-	-	(1)	(1)	-	(1)	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	7	7	-	7	2
Dividend paid in cash	-	-	(202)	(202)	-	(202)	(54)
Derecognition of non-controlling interests due to loss of control in a consolidated company	-	-	-	-	(3)	(3)	(1)
Balance as of December 31, 2012	1	(12)	509	498	2	500	134

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries
Consolidated Statements of Cash Flows

				Convenience
				translation into US
				dollar (Note 2D)
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2010	2011	2012	2012
	NIS millions	NIS millions	NIS millions	US$ millions
Cash flows from operating activities
Profit for the year	1,291	825	531	142
Adjustments for:
Depreciation and amortization	724	738	765	205
Share based payment	1	6	7	2
Loss on sale of property, plant and equipment	5	-	2	-
Gain on sale of shares in an associate	-	-	(6)	(2)
Income tax expense	417	304	195	52
Financing expenses, net	230	293	259	70
Other expenses	-	2	2	-

Changes in operating assets and liabilities:
Change in inventory	-	(67)	52	14
Change in trade receivables (including long-term amounts)	172	(585)	183	49
Change in other receivables (including long-term amounts)	(6)	61	6	2
Changes in trade payables, accrued expenses and provisions	(42)	146	(89)	(23)
Change in other liabilities (including long-term amounts)	(16)	(52)	(92)	(24)
Proceeds from (payments for) derivative hedging contracts, net	(16)	(14)	20	5
Income tax paid	(380)	(325)	(209)	(56)
Income tax received	-	-	15	4
Net cash from operating activities	2,380	1,332	1,641	440

Cash flows from investing activities
Acquisition of property, plant, and equipment	(441)	(333)	(457)	(122)
Acquisition of intangible assets	(180)	(99)	(97)	(26)
Acquisition of activity	(108)	-	-	-
Acquisition of subsidiary, net of cash acquired	-	(1,458)	-	-
Change in current investments, net	(154)	197	(212)	(57)
Proceeds from (payments for) other derivative contracts, net	(17)	1	9	2
Proceeds from sale of property, plant and equipment	2	3	7	2
Interest received	9	33	35	9
Proceeds from sale of shares in a consolidated company	-	-	7	2
Net cash used in investing activities	(889)	(1,656)	(708)	(190)

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries
Consolidated Statements of Cash Flows (cont'd)

				Convenience
				translation into US
				dollar (Note 2D)
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2010	2011	2012	2012
	NIS millions	NIS millions	NIS millions	US$ millions

Cash flows from financing activities
Proceeds from (payments for) derivative contracts, net	34	11	(12)	(3)
Repayment of long term loans from banks	(8)	(4)	(16)	(4)
Repayment of debentures	(343)	(354)	(660)	(177)
Proceeds from issuance of debentures, net of issuance costs	-	2,165	992	265
Dividend paid	(1,319)	(858)	(391)	(105)
Interest paid	(225)	(245)	(352)	(94)

Net cash from (used in) financing activities	(1,861)	715	(439)	(118)

Cash balance presented under assets held for sale	-	(4)	-	-

Changes in cash and cash equivalents	(370)	387	494	132

Cash and cash equivalents as at the beginning of the year	903	533	920	247

Cash and cash equivalents as at the end of the year	533	920	1,414	379

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 1 - Reporting Entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 42140, Israel. The consolidated financial statements of the Group as at December 31, 2012 comprise the Company and its subsidiaries (together referred to as the "Group"). The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular and landline telecommunications services, internet connectivity services (ISP) and international calls services. The Company is a consolidated subsidiary of Discount Investment Corporation (the parent company "DIC"). The Company's ultimate parent company is Ganden Holdings Ltd., and Mr. Nochi Dankner is the ultimate controlling shareholder.

The Company consolidates the subsidiary - Netvision Ltd. ("Netvision") commencing September 2011, following the completion of the acquisition transaction on August 31, 2011. The Company's consolidated financial statements for 2012, include Netvision's results for a full year, while the comparative figures for 2011 include Netvision's results for a period of four months only.

Note 2 - Basis of Preparation

A.	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).  The Company adopted IFRSs for the first time in 2008, with the date of transition to IFRSs being January 1, 2007.

These consolidated financial statements were approved by the Company's Board of Directors on March 4, 2013.

B.	Functional and presentation currency

These consolidated financial statements are presented in New Israeli Shekels ("NIS"), which is the Group's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These consolidated financial statements have been prepared on the basis of historical cost except for the following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, inventory is measured at the lower of cost or net realizable value, deferred tax assets and liabilities, assets and liabilities in respect of employee benefits and provisions.
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

For the convenience of the reader, the reported NIS figures as of December 31, 2012, have been presented in dollars, translated at the representative rate of exchange as of December 31, 2012 (NIS 3.733 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

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

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about estimates, uncertainty and critical judgments about provisions and contingencies are described in Notes 13 and 29. In addition, information about critical estimates, made while applying accounting policies and that have the most significant effect on the consolidated financial statements are described below:

Trade and other receivables
The financial statements include an impairment loss in trade and other receivables which properly reflect, according to management's estimation, the potential loss from non recoverable amounts. The Group provides for impairment loss based on its experience in collecting past debts, as well as on information on specific debtors. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. See also note 20.

Impairment loss and useful life of assets
The Group regularly reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. See also Note 3H.
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

Impairment of goodwill
The Group reviews a cash generating unit containing goodwill for the purpose of testing it for impairment at least once a year. Determining the recoverable amount requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit and also to choose a suitable discount rate for those cash flows which represents market estimates as for the time value of the money and the specific risks that are related to the cash-generating unit. Determining the estimates of the future cash flows is based on management past experience and management best estimates as for the economic conditions that will exist over the rest of the remaining useful life of the cash generating unit. Further details are given in Note 3H.

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

Legal claims
In estimating the likelihood of outcome of legal claims filed against the Company and its investees, the companies of the Group takes into consideration the opinion of their legal counsel. These estimates are based on the legal counsel's best professional judgment, taking into account the stage of proceedings and historical legal precedents in respect of the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates. See also Note 29.

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

F.	Change in accounting policy

From January 1, 2012, the Group early adopts IFRS 9 (2009), Financial Instruments (hereinafter - “the Standard”). The date of initial application is January 1, 2012. The Standard requires an entity to classify its financial assets as measured at amortised cost or fair value, with the basis of classification for debt instruments being the entity's business model for managing its financial assets and the contractual cash flows of the financial assets. The Standard allows, under certain conditions, to attribute changes in the fair value of the assets to other comprehensive income. These changes in the accounting policy are applied retrospectively for all financial assets which have not been derecognised as of the date of initial application. According to the transitional provisions, the Group has chosen not to restate the comparative data, since the application of the Standard had no material impact on the comparative data. For additional details, see Note 3C.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation (cont'd)

G.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*
As of December 31, 2012	3.733	219.39
As of December 31, 2011	3.821	216.27
As of December 31, 2010	3.549	210.89

Change during the year:

Year ended December 31, 2012	(2.3%)	1.4%
Year ended December 31, 2011	7.7%	2.6%
Year ended December 31, 2010	(6.0%)	2.3%

*According to 1993 base index.

Note 3 - Significant Accounting Policies

The accounting policies set out below have been applied consistently by the Group for all periods presented in these consolidated financial statements.

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

Subsidiaries are entities controlled by the parent company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

2.	Non-controlling interests

Non-controlling interests comprise the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company. Profit or loss and each component of other comprehensive income are attributable to the owners of the parent company and to non-controlling interests.

B.	Foreign currency transactions

Transactions in foreign currencies are translated to NIS at the prevailing foreign exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies as of the reporting date are translated to NIS at the prevailing foreign exchange rate at that date. Foreign exchange differences arising on translation are recognized in profit and loss. Non-monetary assets and liabilities denominated in foreign currencies that are measured in terms of historical cost, are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to NIS at the exchange rate at the date that the fair value was determined.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

C.	Financial instruments

(1)	Non-derivative financial assets

Policy implemented as from January 1, 2012 with respect to financial instruments not yet derecognized as at the date of initial application of IFRS 9 (2009)

The Group initially recognizes receivables and deposits on the date that they are created. All other financial assets acquired in a regular way purchase, including assets designated at fair value through profit or loss, are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument, meaning on the date the Group undertook to purchase or sell the asset.

Non-derivative financial assets include cash and cash equivalents, current investments and trade and other receivables.

Financial assets are initially measured at fair value. If the financial asset is not subsequently accounted for at fair value through profit or loss, then the initial measurement includes transaction costs that are directly attributable to the asset acquisition or creation. The Group subsequently measures financial assets at either fair value or amortized cost, as described below:

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment loss, if:
●	the asset is held within a business model with an objective to hold assets in order to collect contractual cash flows;
●	the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest; and
●	the Group has not elected to designate them at fair value through profit or loss in order to reduce or eliminate an accounting mismatch.

Financial assets other than those classified as measured at amortized cost are subsequently measured at fair value with all changes in fair value recognized in profit or loss.

Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

As to the Group’s policy on impairment see Paragraph H.

(2)	Non-derivative financial liabilities

The Group initially recognizes debt securities issued on the date they originated. All other financial liabilities are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. The Group subsequently measures financial liabilities at amortized cost using the effective interest method.

Non-derivative financial liabilities include loans, debentures and trade and other payables.

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(3)	Derivative financial instruments, including hedge accounting

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

Cash flow hedges
Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized through other comprehensive income directly in a hedging reserve to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes under fair value are recognized in profit and loss when the hedged item is sold or leaves the Group's possession, and is presented under the same line item in the consolidated statements of income as the hedged item.

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

Economic Hedges
Hedge accounting is not applied to derivative instruments that economically hedge monetary assets and liabilities denominated in foreign currencies or linked to the CPI. Changes in the fair value of such derivatives are recognized in profit and loss, as financing income or expenses, as part of foreign currency gains and losses.

(4)	Financial instruments linked to the Israeli CPI that are not measured at fair value
The carrying amount of a CPI linked financial instrument and the payments derived from it are revalued in each period according to the actual rate of change in the CPI.

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

Communication networks consist of several significant components with different usefull lives. Each component is treated separately and is depreciated over its usefull life.

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

Gains or losses on disposal of an item of property, plant and equipment are determined by comparing the net disposal net proceeds with the carrying amount of property, plant and equipment and are recognized net within "other expenses, net" in profit or loss.

The cost of replacing part of a fixed asset item is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of day-to-day servicing are recognized in profit or loss as incurred.

Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. The depreciable amount is the cost of the asset.

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

Depreciation is recognized in profit or loss on a straight-line basis. If the property, plant and equipment consist of several components with different estimated useful lives, the individual significant components are depreciated over their individual useful lives. The annual depreciation rates are as follows:

%
Communication network	5-25
Control and testing equipment	15-25
Vehicles	15-33
Computers and hardware	15-33
Furniture and office equipment	6-15

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

3.
Certain direct and indirect development costs associated with internally developed information system software, and payroll costs for employees devoting time to the software projects, incurred during the application development stage, are capitalized. The costs are amortized using the straight-line method beginning when the asset is substantially ready for use. Costs incurred during the research stage and after the asset is substantially ready for use, are expensed as incurred.

4.	Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates.

5.
Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. Amortization is calculated using the straight-line method, except for certain intangible assets recognized during business combination, which are amortized according to the economic benefit expected from this asset each period. The annual amortization rates are as follows:

%
Licenses	5-6	(mainly 6)
Information systems	25
Software	15-25
Customer relationship	17-20

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

Goodwill has an indefinite useful life and is not systematically amortized but tested for impairment at least once a year.

Amortization methods, useful lives and residual values are reviewed at least each year-end and adjusted if appropriate.

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

The cost of inventory which serves the landline communication is determined on a "first-in, first-out" basis.

The Group periodically evaluates the condition and age of inventories and makes provisions for impairment of inventories accordingly.

H.	Impairment

1.	Non-derivative financial assets

 A financial asset not carried at fair value through profit or loss is tested for impairment when objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortized cost, is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate of that asset.

All impairment losses are recognized in profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, the reversal is recognized in profit or loss.

2.	Property, plant and equipment and intangible assets

The carrying amounts of the Group’s property, plant and equipment and finite lived intangible assets are reviewed at each reporting date, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, then the asset’s recoverable amount is estimated.

Once a year and on the same date, or more frequently if there are indications of impairment, the Group estimates the recoverable amount of each cash generating unit that contains goodwill, or intangible assets that have indefinite useful lives.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, for which the estimated future cash flows from the asset were not adjusted. Certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of future revenues, timing and quantum of future capital expenditure, long-term growth rates of subscribers and discount rates, to reflect the risks involved.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

Cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. The Group monitors goodwill at operating segments level.

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

I.	Employee benefits

1.	Post employment benefits

Part of the Group's liability for post employment benefits is covered by a defined contribution plan financed by deposits with insurance companies or with funds managed by a trustee. A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. The Group's obligation of contribution to defined contribution pension plan is recognized as an expense in profit and loss in the periods during which services are rendered by employees. In addition, there is a liability for a defined post employment benefit plan that is determined using actuarial assessment techniques. A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. Calculation of the liability involves determining estimates, among others, regarding the capitalization rates, anticipated return on the assets, the rate of the increase in salary and the rates of employee turnover. There is significant uncertainty in respect to these estimates because of the long-term programs. For further information, see Note 17.

The Group recognizes immediately, directly in retained earnings through other comprehensive income, all actuarial gains and losses arising from defined benefit plans. Interest costs and expected return on plan assets that were recognized in profit or loss are presented under financing income and expenses, respectively.

2.	Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

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

Fair value is measured using the Black-Scholes model. The expected life used in the model has been adjusted, based on management’s best estimate, exercise restrictions and behavioral considerations.

J.	Provisions

A provision is recognized if the Group has a present legal or constructive obligation, as a result of a past event, that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are measured at management's best estimate of the expenditure required to settle the obligation at the reporting date.

A provision for claims is recognized if the Group has a present legal or constructive obligation, as a result of a past event, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of obligation can be estimated reliably.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

K.	Revenue

Revenues derived from services, including cellular services, internet connectivity services (ISP), international calls services, fixed local calls, interconnect and roaming revenues, are recognized when the services are provided, in proportion to the stage of completion of the transaction and all other revenue recognition criteria are met.

The sale of a handset is generally adjacent to the sale of services. Usually, the sale of handset to the customer is executed with no contractual obligation of the client to consume services in a minimal amount for a predefined period. As a result, the Group refers to the sale transaction as a separate transaction and recognizes revenue from sale of handset upon delivery of the handset to the customer. Revenue from services is recognized and recorded when the services are provided.

In case the customer is obligated towards the Group to consume services in a minimal amount for a predefined period, the contract is characterized as a multiple element arrangement and thus, revenue from sale of handset is recorded in an amount not higher than the fair value of the said handset, which is not contingent upon delivery of additional components (such as services) and is recognized upon delivery to the customer and when the criteria for revenue recognition are met. The Group determines the fair value of the individual elements based on prices at which the deliverable is regularly sold on a standalone basis, after considering discounts where appropriate.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

The Group also offers other services, such as extended equipment warranty plans, which are provided for a monthly fee and are either sold separately or bundled and included in packaged rate plans. Revenues from those services are recognized when earned.

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

L.	Cost of revenues

Cost of revenues mainly include equipment purchase costs, salaries and related expenses, value added services costs, royalties expenses, ongoing license fees, interconnection and roaming expenses, cell site leasing costs, depreciation and amortization expenses and maintenance expenses, directly related to services rendered.

M.	Advertising expenses

Advertising costs are expensed as incurred.

N.	Lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease.

O.	Financing income and expenses

Financing income is comprised of interest income on cash deposits, interest income on installment sales, gain from hedging transactions, income from exchange rate differences and from investment in debt securities. Interest income is recognized in the consolidated statements of income as it accrues using the effective interest method.

Financing expenses are comprised of interest and indexing expenses on loans and debentures, loss from hedging transactions, expenses from exchange rate differences and unwinding of the discount on provisions. All borrowing costs are recognized in profit and loss using the effective interest method.

In the statements of cash flows, interest received and dividends received are presented as part of cash flows from investing activities. Interest paid and dividends paid are presented as part of cash flows from financing activities.

Foreign currency, investment in debt securities and hedging instruments gains and losses that are recognized in profit or loss are reported on a net basis.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

P.	Taxes on income

Taxes on income comprise current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or are recognized directly in equity or in other comprehensive income to the extent they relate to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.
A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Q.	Earnings per share

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

R.	New standard not yet adopted

IFRS 13 Fair Value Measurement ("IFRS 13") replaces the fair value measurement guidance that currently appears in various IFRSs. For this purpose, it defines fair value and provides measurement and disclosure guidance. Nevertheless, IFRS 13 does not introduce new fair value measurement requirements, but explains how to measure fair value when such measurement is required by other IFRSs. IFRS 13 is applied when fair value measurements or disclosures are required or permitted by other IFRSs.
IFRS 13 is applicable prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. In the opinion of the Group, application of IFRS 13 will not have a material effect on the financial statements.

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

For further information regarding the fair value hierarchy see Note 20 regarding financial instruments.

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
Fair value of employee stock options is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 5 - Financial Risk Management

The Group is exposed to credit, liquidity and market risks as part of its normal course of business. The Group's risk management objective is to monitor risks and minimize the possible influences that result from this exposure, according to its evaluations and expectations of the parameters that affect the risks. The Group uses derivative instruments in order to partially hedge its exposure to foreign currency exchange rate and interest rate fluctuations. See also Note 20.

Credit risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's trade and other receivables. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group conducts credit evaluations on receivables over a certain amount, and requires financial guarantees against them. Management monitors outstanding receivable balances and the financial statements include appropriate allowances for estimated irrecoverable amounts. The Group is exposed to credit risk arising mainly from its operation in Israel. The Group invests in high ranked Israeli government and institutional debt securities. The Group’s cash and cash equivalents are maintained with major banking institutions in Israel. At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivatives, in the consolidated statement of financial position. Financial instruments that could potentially subject the Group to credit risks consist primarily of trade receivables. Credit risk with respect to these receivables is limited due to the composition of the subscriber base, which includes a large number of individuals and businesses.

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

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 5 - Financial Risk Management (cont'd)

Currency risk
The Group's operating income and cash flows are exposed to currency risk, mainly due to handset and network related acquisitions and its roaming activity. The Group also manages bank accounts that are denominated in a currency other than its respective functional currency, primarily USD and Euro. As part of its risk management policy, the Group uses forward and option contracts to partially hedge the exposure to fluctuations in foreign exchange rates.

Capital management
The Group's capital management aim is to ensure a sound and efficient capital structure which takes into consideration, among others, the following factors:
A gearing ratio that supports the Group's cash flow needs with respect to its potential cash flow generation, supporting its dividend policy, while maintaining a net debt to EBITDA (earnings before interest (financing expenses, net), taxes, other income and expenses, depreciation and amortization and share based payments) ratio that meets the industry standards. The Group considers net debt to EBITDA ratio to be an important measure for investors, analysts, and rating agencies. This ratio is a non-GAAP figure not governed by International Financial Reporting Standards and its definition and calculation may vary from one Group to another. The Group's debt consists of short and long-term debentures traded publicly in the Tel Aviv Stock Exchange.

Note 6 - Operating segments

The Group operates in two reportable segments, as described below, which are the Group's strategic business units. The strategic business unit's allocation of resources and evaluation of performance are managed separately. The operating segments were determined based on internal management reports reviewed by the Group's chief operating decision maker (CODM). The CODM does not examine assets or liabilities for those segments and therefore, they are not presented.

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

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 6 - Operating segments (cont'd)

	Year ended December 31, 2012
	NIS millions
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	4,861	1,077	-	5,938
Inter-segment revenues	30	57	(87)	-

EBITDA*	1,470	283	-	1,753

Reconciliation of reportable segment EBITDA to profit for the year
Depreciation and amortization	(554)	(107)	(104)	(765)
Taxes on income	(190)	(31)	26	(195)
Financing income				181
Financing expenses				(440)
Other income				4
Share based payments				(7)

Profit for the year	464	145	(78)	531

	Year ended December 31, 2011
	NIS millions
	Cellcom	Netvision**	Reconciliation for consolidation	Consolidated

External revenues	6,125	381	-	6,506
Inter-segment revenues	7	19	(26)	-

EBITDA*	2,084	83	-	2,167

Reconciliation of reportable segment EBITDA to profit for the year
Depreciation and amortization	(652)	(40)	(46)	(738)
Taxes on income	(313)	(2)	11	(304)
Financing income				116
Financing expenses				(409)
Other expenses				(1)
Share based payments				(6)
Profit for the year	821	39	(35)	825

*
EBITDA as reviewed by the CODM, represents earnings before interest (financing expenses, net), taxes, other income and expenses, depreciation and amortization and share based payments, as a measure of operating profit. EBITDA is not a financial measure under IFRS and cannot be compared to other similarly titled measures in other companies.

**	Netvision segment represents results of operations for the four month period commencing September 1, 2011. Before the acquisition of Netvision, the Group operated in a single segment.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 7 - Cash and Cash Equivalents

Composition

	December 31,
	2011	2012
	NIS millions	NIS millions
Bank balances	14	38
Call deposits	906	1,376
	920	1,414

The Group's exposure to interest rate risk and sensitivity analysis for financial assets and liabilities are disclosed in Note 20.

Note 8 - Trade and Other Receivables

Composition

	December 31,
	2011	2012
	NIS millions	NIS millions
Current
Trade Receivables*
Open accounts	524	484
Checks and credit cards receivables	250	219
Accrued income	148	116
Current maturity of long-term receivables	937	1,037
	1,859	1,856
Other Receivables
Prepaid expenses	60	55
Other	6	12
Assets held for sale	27	-
	93	67
	1,952	1,923
Non-current
Trade receivables*	980	888
Rights of use of communication lines	259	249
Deposits and other receivables	56	62
Other	42	20
	1,337	1,219
	3,289	3,142

* Net of allowance for doubtful debts.

The Group is exposed to credit risks and impairment losses related to trade and other receivables as disclosed in Note 20.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 9 - Inventory

A.	Composition

	December 31,
	2011	2012
	NIS millions	NIS millions
Handsets	137	83
Accessories	14	14
Spare parts	19	15
	170	112

B.
Inventories of handsets, accessories and spare-parts as at December 31, 2012 and December 31, 2011, are presented net of a provision for impairment and inventory write off in the amount of NIS 7 million and NIS 19 million, respectively.

Note 10 - Property, Plant and Equipment, Net

	Communication Network	Control and testing equipment	Vehicles	Computers, furniture and office equipment	Leasehold improvements	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cost

Balance at January 1, 2011	6,125	362	42	896	236	7,661

Business combination*	577	-	19	444	60	1,100
Additions	291	14	7	69	5	386
Disposals**	(17)	(1)	(4)	(11)	-	(33)
Reclassification to assets held for sale	(1)	-	-	(4)	-	(5)
Balance at December 31, 2011	6,975	375	64	1,394	301	9,109

Additions	322	16	-	39	12	389
Disposals	(1,810)	(250)	(18)	(714)	(131)	(2,923)
Balance at December 31, 2012	5,487	141	46	719	182	6,575

Accumulated Depreciation

Balance at January 1, 2011	4,425	282	12	714	165	5,598
Business combination*	493	-	6	376	45	920
Depreciation for the year	343	20	7	71	16	457
Disposals**	(15)	(1)	(3)	(11)	-	(30)
Reclassification to assets held for sale	(1)	-	-	(3)	-	(4)
Balance at December 31, 2011	5,245	301	22	1,147	226	6,941

Depreciation for the year	337	21	8	88	16	470
Disposals	(1,808)	(250)	(11)	(713)	(131)	(2,913)
Balance at December 31, 2012	3,774	72	19	522	111	4,498

Carrying amounts

At January 1, 2011	1,700	80	30	182	71	2,063
At December 31, 2011	1,730	74	42	247	75	2,168
At December 31, 2012	1,713	69	27	197	71	2,077

*	As part of Netvision's acquisition in 2011, property, plant and equipment, net in the amount of NIS 180 million, has been acquired.
**
The Group derecognizes fixed assets that have been fully depreciated and are no longer used by the Group. In 2012, most of the disposals are in respect of cease of use of communication network due to technological obsolescence.

In the ordinary course of business, the Group acquires property, plant and equipment in credit. The cost of acquisitions, which has not yet been paid at the reporting date, amounted to NIS 96 million.

To guarantee liabilities of Netvision towards banks, pledges on assets of Netvision, have been recorded. For further details, see Note 29.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 11 - Intangible Assets, Net

	Licenses	Information Systems	Software	Deferred Expenses	Goodwill	Customer Relationship and Other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Cost
Balance at January 1, 2011	550	764	355	342	77	25	2,113

Business combination*	6	40	-	-	753	322	1,121
Additions	-	69	13	6	-	-	88
Disposals	-	(18)	-	(296)	-	-	(314)
Reclassification to assets held for sale	-	(3)	-	-	-	-	(3)
Balance at December 31, 2011	556	852	368	52	830	347	3,005

Additions	-	80	13	6	-	-	99
Disposals	(22)	(573)	(279)	(50)	-	-	(924)
Balance at December 31, 2012	534	359	102	8	830	347	2,180

Accumulated Amortization

Balance at January 1, 2011	227	581	290	257	-	5	1,360

Business combination*	3	19	-	-	-	-	22
Amortization for the year	28	80	25	79	-	48	260
Disposals	-	(18)	-	(296)	-	-	(314)
Reclassification to assets held for sale	-	(3)	-	-	-	-	(3)
Balance at December 31, 2011	258	659	315	40	-	53	1,325

Amortization for the year	29	89	22	14	-	110	264
Disposals	(22)	(573)	(279)	(50)	-	-	(924)
Balance at December 31, 2012	265	175	58	4	-	163	665

Carrying amounts

At January 1, 2011	323	183	65	85	77	20	753
At December 31, 2011	298	193	53	12	830	294	1,680
At December 31, 2012	269	184	44	4	830	184	1,515

*   As part of Netvision's acquisition in 2011, intangible assets, net in the amount of NIS 1,099 million, have been acquired.

A.	Impairment testing for cash-generating unit containing goodwill

For the purpose of impairment testing, goodwill is allocated to Netvision, which represents the lowest level within the Group, at which goodwill is monitored for internal management purposes, which is not higher than the reported operating segments. See Note 6 regarding operating segments.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 11 - Intangible Assets, Net (cont'd)

The aggregate carrying amount of goodwill allocated to Netvision as of December 31, 2012, is NIS 753 million (2011 - NIS 753 million).

The recoverable amount of Netvision was based on its value in use and was determined by discounting the expected future cash flows to be generated from the continuing use. The recoverable amount of Netvision as of December 31, 2012 and 2011 was determined to be higher than its carrying amount and thus, no impairment loss has been recognized.

B.	Key assumptions used in calculation of recoverable amount

Key assumptions used in the calculation of recoverable amounts are discount rates and terminal value growth rates. These assumptions are as follows:

	After-tax discount rate*	Terminal value growth rate*
	2012
Netvision	9.5%	1.5%

* The after-tax discount rate and the terminal value growth rate are denominated in real terms.

(1)	After-tax discount rate

The after-tax discount rate of Netvision was based on Netvision's weighted average cost of capital.

Netvision's after-tax discount rate was based on the risk-free rate long-term NIS denominated CPI- linked debentures, issued by the Israeli government, in addition to risk premium on Netvision's debt, risk premium on Netvision's capital investment, normative leverage ratio and the long-term corporate tax rate.

The after-tax discount rate as mentioned above represents a pre-tax discount rate of 12.4%.

(2)	Terminal value growth rate

Netvision has cash flows for 5 years, as included in its discounted cash flow model. The long-term growth rate has been determined as 1.5% which represents, among others, the natural population growth rate.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 11 - Intangible Assets, Net (cont'd)

 (3)           Sensitivity to changes in assumptions

The estimated recoverable amount of Netvision exceeds its carrying amount by approximately NIS 208 million. Management has identified two key assumptions for which there reasonably could be a possible change that could cause the carrying amount to exceed the recoverable amount. The table below shows the amount that these two assumptions are required to change individually in order for the estimated recoverable amount to be equal to the carrying amount.

2012
After-tax discount rate	10.8%
Terminal value growth rate	(0.3%)

Note 12 - Trade Payables and Accrued Expenses

Composition

	December 31,
	2011	2012
	NIS millions	NIS millions
Trade payables	554	407
Accrued expenses	472	420
	1,026	827

Note 13 - Provisions

Composition

	Dismantling and restoring sites	Litigations	Other contractual obligations	Other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Balance as at January 1, 2012	21	67	77	4	169
Provisions made during the year	-	10	29	-	39
Provisions reversed during the year	(1)	(12)	-	-	(13)
Unwind of discount	1	-	-	-	1
Balance as at December 31, 2012	21	65	106	4	196

Non-current	21	-	-	-	21
Current	-	65	106	4	175
	21	65	106	4	196

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

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 13 - Provisions (cont'd)

Litigations
The Group is involved in a number of legal and other disputes with third parties. The Group's management, after taking legal advice, has established provisions which take into account the facts of each case. The timing of cash outflows associated with legal claims cannot be reasonably determined. For detailed information regarding legal proceedings against the Group, refer to Note 29.

Other contractual obligations
Provisions for other contractual obligations and exposures include various obligations that are derived either from a constructive obligation or legislation for which there is a high uncertainty regarding the timing and amount of future expenditure required for settlement.

Other
Include provisions for warranties, as well as a variety of other items for which the individually recognized amounts are not material.

Note 14 - Other Payables, Including Derivatives

Composition

	December 31,
	2011	2012
	NIS millions	NIS millions
Employees and related liabilities	182	128
Government institutions	17	39
Interest payable	248	248
Accrued expenses	26	19
Deferred revenue	44	39
Derivative financial instruments	11	19
Liability for assets held for sale	19	-
	547	492

Note 15 - Other Long-term Liabilities

Composition

	December 31,
	2011	2012
	NIS millions	NIS millions
Long-term liabilities to trade payables	24	2
Deferred revenue in respect of rights
of use of communication lines	6	3
Derivative financial instruments	11	16
	41	21

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 16 - Debentures and Loans from Banks

This note provides information about the contractual terms of the Group's interest-bearing loans and debentures, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, see Note 20.

	December 31,
	2011	2012
	NIS millions	NIS millions
Non- current liabilities
Debentures	5,452	5,368
Loans from banks	19	10
	5,471	5,378
Current liabilities
Current maturities of debentures	658	1,120
Current maturities of long-term loans and short-term credit from banks	16	9
	674	1,129

Terms and debt repayment schedule

The terms and conditions of long-term loans and debentures are as follows:

				December 31, 2011		December 31, 2012
				NIS millions		NIS millions
	Currency	Nominal interest rate	Year of maturity	Face value	carrying amount	Face value	carrying amount
Loans from banks	NIS	6.00%	2013-2015	35	35	19	19
Debentures (Series A) - linked to the Israeli CPI	NIS	5.00%	2012	237	276	-	-
Debentures (Series B) - linked to the Israeli CPI	NIS	5.30%	2013-2017	925	1,079	925	1,095
Debentures (Series C) - linked to the Israeli CPI	NIS	4.60%	2013	108	124	36	42
Debentures (Series D) - linked to the Israeli CPI	NIS	5.19%	2013-2017	2,423	2,824	2,423	2,844
Debentures (Series E) - not linked	NIS	6.25%	2013-2017	1,799	1,807	1,499	1,504
Debentures (Series F) - linked to the Israeli CPI	NIS	4.35%	2017-2020	-	-	715	720
Debentures (Series G) - not linked	NIS	6.74%	2017-2019	-	-	285	283
Total interest- bearing liabilities				5,527	6,145	5,902	6,507

Debentures

In March 2012, the Company issued Series F debentures to the public in Israel in the aggregate principal amount of NIS 715 million in exchange for net consideration of NIS 709 million. The debentures are payable in four annual installments: one payment of 10% of the principal on January 5, 2017, and three equal annual installments of 30% of the principal, on January 5 of each of the years 2018 through and including 2020. The debentures bear annual interest of 4.35%. The interest is to be paid in 16 semi-annual installments on January 5 and on July 5, of each calendar year commencing July 5, 2012 through and including January 5, 2020. The debentures (principal amount and interest) are linked to the CPI which was published on March 15, 2012, for February 2012.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 16 - Debentures and loans from banks (cont'd)

In March 2012, the Company issued Series G debentures to the public in Israel in the aggregate principal amount of NIS 285 million in exchange for net consideration of NIS 283 million. The debentures are payable in three annual installments: one payment of 20% of the principal on January 5, 2017, second payment of 50% of the principal on January 5, 2018 and third and last payment of 30% of the principal on January 5, 2019. The debentures bear annual interest of 6.74%. The interest is to be paid in 14 semi-annual installments on January 5 and on July 5 of each calendar year commencing July 5, 2012 through and including January 5, 2019. The debentures (principal amount and interest) are without any linkage.

The debentures were offered and sold pursuant to a supplemental shelf offering report which was filed by the Company in March 2012 with the Israeli Securities Authority and the Tel Aviv Stock Exchange and were listed for trading on the Tel Aviv Stock Exchange. The offering was made pursuant to the Company's amended shelf prospectus.

In connection with the issuance of the above mentioned debentures, the Group has undertaken to comply with certain financial and other covenants. Inter alia:

·	a Net Leverage* exceeding 5, or exceeding 4.5 during four consecutive quarters, shall constitute an event of default; As of December 31, 2012, the Net Leverage is 2.6.

·
not to distribute more than 95% of the profits available for distribution according to the Israeli Companies law (“Profits”); provided that if the Net Leverage* exceeds 3.5:1, the Company will not distribute more than 85% of its Profits and if the Net Leverage* exceeds 4:1, the Company will not distribute more than 70% of its Profits. Failure to comply with this covenant shall constitute an event of default;

·	cross default, excluding following an immediate repayment initiated in relation to a liability of NIS 150 million or less, shall constitute an event of default;

·	Negative pledge, subject to certain exceptions. Failure to comply with this covenant shall constitute an event of default;

·
an obligation to pay additional interest of 0.25% for two-notch downgrade in the debentures' rating and additional interest of 0.25% for each additional one-notch downgrade and up to a maximum addition of 1%, in comparison to the rating given to the debentures prior to their issuance;

·	Failure to have the debentures rated over a period of 60 days, shall constitute an event of default.

As at the reporting date the Group is in compliance with the required covenants.

*Net Leverage - the ratio of Net Debt to EBITDA, excluding one-time influences.

Net Debt - credit and loans from banks and others and debentures, net of cash and cash equivalents and current investments in tradable securities.

EBITDA - in relation to the twelve month period preceding the Group's most updated consolidated financial statements - profit before depreciation and amortization, other expenses/ income, net, financing expenses/ income, net and taxes on income.

In January and March 2013, after the end of the reporting period, the Company repaid interest and principal of debentures in a total sum of approximately NIS 739 million.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 17 - Liability for Employee Rights Upon Retirement, Net

The obligation of the Group, under law and labor agreements, to pay severance pay employees who are not covered by the pension or insurance plans as mentioned in section A below, is NIS 12 million and NIS 10 million for the years ended December 31, 2012 and 2011, respectively, as included in the consolidated statements of financial position, under Liability for employee rights upon retirement, net.

A.              Post-employment benefit plans - defined contribution plan

The Group’s liability for severance pay for its Israeli employees is calculated pursuant to Israeli Severance Pay Law. The Group’s liability is mostly covered by monthly deposits with severance pay funds, insurance policies and by an accrual on the consolidated statements of financial position. For most of the Group's employees, the payments to pension funds and to insurance companies exempt the Group from any obligation towards its employees, in accordance with Section 14 of the Severance Pay Law -1963. Accumulated amounts in pension funds and in insurance companies are not under the Group's control or management and accordingly, neither those amounts nor the corresponding accrual for severance pay are presented in the consolidated statements of financial position.

B.              Post-employment benefit plans - defined benefit plan

The portion of the severance payments which is not covered by deposits in defined contribution plans, as aforementioned, is accounted for by the Group as a defined benefit plan, according to which a liability for employee benefits is recognized and in respect of which, the Group deposits amounts in central severance pay funds and in appropriate insurance policies. The total liability as at December 31, 2012 is NIS 20 million. The fair value of the plan assets, the severance pay fund, is NIS 19 million. The expense recognized in the consolidated statement of income for the year ended December 31, 2012 in respect of defined benefit plans, is NIS 3 million.

As of December 31, 2012 the Group's liability for adaptation grants to employees is NIS 11 million.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 18 - Capital and reserves

Share capital

	2010	2011	2012
	NIS
Issued and paid at January 1	988,957	994,647	994,814
Exercise of share options	5,690	167	-

Issued and paid at December 31	994,647	994,814	994,814

The share capital is comprised of ordinary shares of NIS 0.01 par value each.

At December 31, 2012, the authorized share capital was comprised of 300 million ordinary shares (December 31, 2011, 2010 - 300 million each). The holders of ordinary shares are entitled to receive dividends as declared.
The calculation of basic earnings per share was based on the profit attributable to ordinary share holders and the weighted average number of ordinary shares outstanding (98,979,544, 99,476,671 and 99,481,487 during the years 2010 and 2011 and 2012, respectively). The calculations of diluted earnings per share was based on the profit attributable to ordinary shares and the weighted average number of ordinary shares in the basic earnings per share in addition of 501,247, 1,073,633 and 2,331,736 incremental shares (NIS 0.01 par value each) that would be issued resulting from exercise of all options for the years ended December 31, 2010, 2011 and 2012, respectively.

At December 31, 2012, 687 thousand options (2011 and 2010-  27 thousand and 975 thousand options, respectively) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding.

Dividends
Dividends paid by the Company during the reported periods are as follows:

2012
NIS millions
1.90 NIS per share paid in January 2012	189
0.72 NIS per share paid in May 2012	72
1.31 NIS per share paid in July 2012	130
391

2011
NIS millions
3.05 NIS per share paid in April 2011	303
2.93 NIS per share paid in July 2011	292
2.33 NIS per share paid in October 2011	232
827

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 18 - Capital and reserves (cont'd)

2010
NIS millions
2.60 NIS per share paid in March 2010	257
3.64 NIS per share paid in June 2010	360
3.13 NIS per share paid in October 2010	310
4.03 NIS per share paid in December 2010	400
1,327

Note 19 - Share-based payments

In September 2006, the Company's Board of Directors approved a share based incentive plan for employees, directors, consultants and sub-contractors of the Company and the Company’s affiliates. The terms of share-based payments include a dividend adjustment mechanism. The options will be exercised at net, with no cash transfer.

	Number of		Contractual	Adjusted exercise price per share as
	instruments		life of	of December 31,
Grant date/employees entitled	In thousands	Vesting conditions	options	2012

Share options granted in October-November 2006 to managers and senior employees	2,414	Four equal installments over four years of employment	6 years	-

Share options granted in March 2007 to senior employees	31	Four equal installments over four years of employment	6 years	$0.00

Share options granted in August 2008 to senior employees	27	Four equal installments over four years of employment	6 years	$13.36

Share options granted in August 2009 to senior employees	74	Four equal installments over four years of employment	6 years	$16.08

Share options granted in November 2010 to senior employees	12	Four equal installments over four years of employment	6 years	$23.39

Share options granted in May 2011 to senior employees	1,060	Three equal installments over three years of employment	4.5 years	$29.19
Share options granted in August 2012 to senior employees	2,410	Two equal installments over two years of employment	3.5 years	$5.91

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 19 - Share-based payments (cont'd)

The total compensation expense during the year ended December 31, 2012, related to the options granted is NIS 7 million (2011 - NIS 6 million, 2010 - NIS 1 million).

The changes in the balances of the options were as follows:
		Weighted average		Weighted average		Weighted average
	Number of	of exercise price	Number of	of exercise price	Number of	of exercise price
	options	(US Dollars)	options	(US Dollars)	options	(US Dollars)
	2010		2011		2012

Balance as at January 1	704,674	6.19	116,132	17.20	1,056,896	29.10

Granted during the year	12,000	27.36	1,060,000	30.65	2,410,678	5.91

Forfeited during the year	(7,395)	2.74	(100,125)	29.90	(448,422)	24.55

Exercised during the year	(593,147)	1.11	(19,111)	2.70	-	-

Total options outstanding as at December 31	116,132	17.20	1,056,896	29.10	3,019,152	10.89

Total of exercisable options as at December 31	26,936	13.40	43,189	16.68	274,953	26.37

The weighted average of the remaining contractual life of options outstanding as at December 31, 2012, is 3 years.

	2010	2011	2012

Fair value of share options and assumptions:

Fair value at grant date	$10.83	$4.84	$1.20

Fair value assumptions:

Share price at grant date	$33.27	$31.58	$6.14

Exercise price	$27.92	$31.74	$5.91

Expected volatility (weighted average life)	28.85%	24.35%	33.9%

Option life (expected weighted average life)	3.75 years	2.3 years	2.0 years

Risk free interest rate	3.42%	0.7%	0.26%

In March 2013, after the end of the reporting period, the Company's board of directors resolved to grant 75,000 options to a certain senior employee, at an exercise price of US$ 7.58 per share. The options granted will be vested in 2 equal installments on each of the first and second anniversary of the date of the board's decision. The options of the first installment may be exercised within 24 months from their vesting and the second installment may be exercised within 18 month from their vesting. The fair value of share options granted was calculated at an average of US$ 1.51 per option. The assumptions upon which the fair value has been calculated: risk free interest rate -  0.23%, expected weighted average life - two years, expected volatility - 40.95% and share price at grant date - US$ 7.20.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 20 - Financial Instruments

Credit risk
Exposure to credit risk
The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:
	December 31,	December 31,
	2011	2012
	NIS millions	NIS millions

Trade receivables including long-term amounts	2,839	2,744
Loans and other receivables including long-term amounts	96	74
Investment in debt securities	266	491
Cash and cash equivalents in banks	920	1,414
Derivative financial instrument	24	2
	4,145	4,725

The maximum exposure to credit risk of financial assets at the reporting date by type of counterparty is:

	December 31,	December 31,
	2011	2012
	NIS millions	NIS millions

Receivables from subscribers	2,793	2,677
Receivables from distributors and other operators	44	67
Investment in government of Israel debt securities	143	292
Investment in institutional debt securities	123	199
Cash and cash equivalents in banks	920	1,414
Other	122	76
	4,145	4,725

Impairment losses
The aging of financial assets at the reporting date was as follows:

	Gross	Impairment	Gross	Impairment
	2011		2012
	NIS millions	NIS millions	NIS millions	NIS millions

Not past due	3,977	9	4,580	13
Past due less than one year	202	69	171	79
Past due more than one year	277	233	309	243
	4,456	311	5,060	335

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 20 - Financial Instruments (cont'd)

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2011	2012
	NIS millions	NIS millions

Balance at January 1	289	311
Business combination	38	-
Impairment loss recognized	(97)	(50)
Doubtful debt expenses	81	74
Balance at December 31	311	335

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

Liquidity risk
The following are the maturities of contractual of financial liabilities and other non contractual liabilities, including estimated interest payments and excluding the impact of netting agreements:

December 31, 2012	Carrying	Contractual					More than
	amount	Cash flows	1st year	2nd year	3rd year	4-5 years	5 years
	NIS millions

Debentures*	(6,736)	(7,642)	(1,469)	(1,367)	(1,307)	(2,562)	(937)
Trade and other payables	(974)	(974)	(974)	-	-	-	-
Forward exchange contracts on foreign currencies	(10)	(10)	(10)	-	-	-	-
Forward exchange contracts on CPI	(25)	(25)	(9)	(12)	(4)	-	-
Credit and loans from banks	(19)	(19)	(9)	(5)	(5)	-	-
Long-term liabilities to trade payables	(2)	(2)	-	(2)	-	-	-
	(7,766)	(8,672)	(2,471)	(1,386)	(1,316)	(2,562)	(937)

*   Including accrued interest on debentures.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 20 - Financial Instruments (cont'd)

Liquidity risk (cont'd)

December 31, 2011	Carrying	Contractual					More than
	amount	Cash flows	1st year	2nd year	3rd year	4-5 years	5 years
	NIS millions

Debentures*	(6,358)	(7,246)	(986)	(1,403)	(1,302)	(2,429)	(1,126)
Trade and other payables	(1,443)	(1,443)	(1,443)	-	-	-	-
Forward exchange contracts on CPI	(22)	(22)	(11)	(2)	(7)	(2)	-
Credit and loans from banks	(35)	(35)	(16)	(9)	(5)	(5)	-
Long-term liabilities to trade payables	(35)	(35)	(13)	(12)	(8)	(2)	-

	(7,893)	(8,781)	(2,469)	(1,426)	(1,322)	(2,438)	(1,126)

*   Including accrued interest on debentures.

The following table indicates the periods in which the cash flows associated with derivatives that are cash flow hedges are expected to occur:
	Carrying	Contractual					More than
	amount	Cash flows	1st year	2nd year	3rd year	4-5 years	5 years
	NIS millions

December 31, 2012
Forward exchange
contracts:
Assets	-	-	-	-	-	-	-
Liabilities	(8)	(8)	(8)	-	-	-	-
	(8)	(8)	(8)	-	-	-	-

December 31, 2011
Forward exchange
contracts:
Assets	19	19	19	-	-	-	-
Liabilities	-	-	-	-	-	-	-
	19	19	19	-	-	-	-

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 20 - Financial Instruments (cont'd)

Liquidity risk (cont'd)

The following table indicates the periods in which the cash flows associated with derivatives that are cash flow hedges are expected to impact profit or loss:

	Carrying	Contractual					More than
	amount	Cash flows	1st year	2nd year	3rd year	4-5 years	5 years
	NIS millions

December 31, 2012
Forward exchange
contracts:
Assets	-	-	-	-	-	-	-
Liabilities	(8)	(8)	(8)	-	-	-	-
	(8)	(8)	(8)	-	-	-	-

December 31, 2011
Forward exchange
contracts:
Assets	19	19	19	-	-	-	-
Liabilities	-	-	-	-	-	-	-
	19	19	19	-	-	-	-

Currency risk and CPI

The Group's exposure to foreign currency risk and CPI was as follows based on notional amounts:

	December 31, 2011			December 31, 2012
	In or linked to foreign currencies (mainly USD)	Linked to CPI	Unlinked	In or linked to foreign currencies (mainly USD)	Linked to CPI	Unlinked
	NIS millions			NIS millions
Current assets
Cash and cash equivalents	13	-	907	14	-	1,400
Current investments, including derivatives	24	159	107	2	262	229
Trade receivables	38	-	1,821	23	-	1,833
Other receivables, including derivatives	-	2	31	-	2	5

Non- current assets
Long-term receivables	-	20	1,023	-	19	936

Current liabilities
Current maturities of debentures and long-term loans	-	(358)	(316)	-	(820)	(309)
Trade payables and accrued expenses	(284)	-	(742)	(248)	-	(579)
Other current liabilities, including derivatives	-	(148)	(539)	(10)	(155)	(249)

Non- current liabilities
Long-term loans from banks	-	-	(19)	-	-	(10)
Debentures	-	(3,945)	(1,507)	-	(3,881)	(1,487)
Other non- current liabilities	(21)	(11)	(3)	-	(16)	(2)
	(230)	(4,281)	763	(219)	(4,589)	1,767

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 20 - Financial Instruments (cont'd)

Currency risk and CPI (cont'd)

The Group's exposure to linkage and foreign currency risk in respect of derivatives is as follows:

	December 31, 2012
	Currency/	Currency/	Notional	Fair value
	linkage	linkage	Value
	receivable	payable
			NIS millions
Instruments not used for hedging
Forward exchange contracts on foreign currencies	USD	NIS	59	(2)
Forward exchange contracts on CPI	CPI	NIS	1,625	(25)
Foreign currency call options	USD	NIS	198	2
Foreign currency put options	NIS	USD	-	-

Instruments used for hedging
Forward exchange contracts on foreign currencies	USD	NIS	267	(8)

	December 31, 2011
	Currency/	Currency/	Notional	Fair value
	linkage	linkage	Value
	receivable	payable
			NIS millions
Instruments not used for hedging
Forward exchange contracts on foreign currencies	USD	NIS	204	5
Forward exchange contracts on CPI	CPI	NIS	1,825	(22)
Foreign currency call options	USD	NIS	150	1
Foreign currency put options	NIS	USD	227	-

Instruments used for hedging
Forward exchange contracts on foreign currencies	USD	NIS	293	19

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 20 - Financial Instruments (cont'd)

Currency risk and CPI (cont'd)

Sensitivity analysis
A change of the CPI as at December 31, 2012 and 2011 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2011.

		Equity	Net income
	Change	NIS millions	NIS millions

December 31, 2012
Increase in the CPI of	2.0%	(46)	(46)
Increase in the CPI of	1.0%	(23)	(23)
Decrease in the CPI of	(1.0%)	23	23
Decrease in the CPI of	(2.0%)	46	46

December 31, 2011
Increase in the CPI of	2.0%	(37)	(37)
Increase in the CPI of	1.0%	(18)	(18)
Decrease in the CPI of	(1.0%)	18	18
Decrease in the CPI of	(2.0%)	37	37

Sensitivity of change in foreign exchange rate is immaterial as at December 31, 2012 and 2011.

Interest rate risk

Profile
At the reporting date the interest rate profile of the Group's interest-bearing financial instruments, not including derivatives, was:

	Carrying amount
	2011	2012
	NIS millions	NIS millions
Fixed rate instruments
Financial assets	1,188	1,854
Financial liabilities	(6,141)	(6,503)
	(4,953)	(4,649)
Variable rate instruments
Financial assets	6	19
Financial liabilities	(3)	(3)
	3	16

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 20 - Financial Instruments (cont'd)

Fair value sensitivity analysis for fixed rate instruments
A change of interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	Equity				Profit or loss
	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease
	NIS millions				NIS millions
December 31, 2012
Cash flow sensitivity (net)	(11)	11	(6)	6	(11)	11	(6)	6

	Equity				Profit or loss
	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease
	NIS millions				NIS millions
December 31, 2011
Cash flow sensitivity (net)	(7)	7	(4)	4	(7)	7	(4)	4

Cash flow sensitivity analysis for variable rate instruments
A change of 1% in interest rates at the end of the reporting period would have increased (decreased) equity and profit or loss by immaterial amounts.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 20 - Financial Instruments (cont'd)

Fair Values
Fair values versus carrying amounts
The fair values of financial assets and liabilities, together with the carrying amounts shown in the balance sheet, are as follows:
	December 31, 2011			December 31, 2012
			Interest rates			Interest rates
			used for			used for
	Carrying	Fair	determining	Carrying	Fair	determining
	amount	value	Fair value	amount	value	Fair value
	NIS millions			NIS millions
Assets
Cash and cash equivalents	920	920		1,414	1,414
Current investments, Including derivatives	290	290		493	493
Trade receivables, net	1,859	1,859		1,856	1,856
Other receivables	33	33		7	7
Long-term receivables	1,043	1,043	5.2%	955	955	5.2%
Current liabilities
Credit and current maturities of long-term loans	(16)	(16)		(9)	(9)
Trade payables and accrued expenses	(1,026)	(1,026)		(827)	(827)
Other current liabilities, including derivatives	(439)	(439)		(166)	(166)

Non- current liabilities
Long-term loans from banks	(19)	(19)		(10)	(10)
Debentures including current maturities and accrued interest	(6,358)	*(6,001)		(6,736)	*(6,485)
Other long-term liabilities	(35)	(35)		(18)	(18)
	(3,748)	(3,391)		(3,041)	(2,790)

* The fair value of marketable debentures is determined by reference to the quoted closing asking price at the reporting date.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 20 - Financial Instruments (cont'd)

Fair Values (cont'd)

Fair value hierarchy
The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1: quoted prices (unadjusted) in active markets for identical instruments.
Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
Level 3: inputs that are not based on observable market data (unobservable inputs).

	December 31, 2012
	Level 1	Level 2	Level 3	Total
	NIS millions	NIS millions	NIS millions	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	491	-	-	491
Long-term receivables	-	43	-	43
Derivatives	-	2	-	2
Total assets	491	45	-	536

Financial liabilities at fair value through profit or loss
Derivatives	-	(35)	-	(35)
Total liabilities	-	(35)	-	(35)

There have been no transfers during the year between Levels 1 and 2.

	December 31, 2011
	Level 1	Level 2	Level 3	Total
	NIS millions	NIS millions	NIS millions	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	266	-	-	266
Long-term receivables	-	39	-	39
Derivatives	-	24	-	24
Total assets	266	63	-	329

Financial liabilities at fair value through profit or loss
Derivatives	-	(22)	-	(22)
Total liabilities	-	(22)	-	(22)

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 21 - Revenues

Composition
	Year ended December 31,
	2010	2011	2012
	NIS millions	NIS millions	NIS millions
Revenues from equipment	802	1,747	1,356
Revenues from services:
Cellular services	5,457	4,047	3,279
Land-line services	178	272	599
Internet services	-	216	531
Other services	225	224	173
Total revenues from services	5,860	4,759	4,582
Total revenues	6,662	6,506	5,938

Note 22 - Cost of Revenues

Composition

	Year ended December 31,
	2010	2011	2012
	NIS millions	NIS millions	NIS millions
According to source of income:
Cost of revenues from equipment	651	1,282	1,013
Cost of revenues from services	2,671	2,126	2,450
	3,322	3,408	3,463
According to its components:
Cost of revenues from equipment	651	1,282	1,013

Rent and related expenses	330	333	364
Salaries and related expenses	176	240	334
Fees to other operators and others	1,112	630	917
Cost of value added services	376	270	186
Depreciation and amortization	472	442	435
Royalties and fees (see Note 28(1)b)	110	133	129
Other	95	78	85
Total cost of revenues from services	2,671	2,126	2,450
	3,322	3,408	3,463

Note 23 - Selling and Marketing Expenses

Composition

	Year ended December 31,
	2010	2011	2012
	NIS millions	NIS millions	NIS millions
Salaries and related expenses	376	412	361
Commissions	90	237	193
Advertising and public relations	84	95	70
Depreciation and amortization	75	104	120
Other	131	142	121
	756	990	865

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 24 - General and Administrative Expenses

Composition

	Year ended December 31,
	2010	2011	2012
	NIS millions	NIS millions	NIS millions
Salaries and related expenses	147	169	138
Depreciation and amortization	177	192	210
Rent and maintenance	68	72	79
Data processing and professional services	55	76	60
Allowance for doubtful accounts	106	81	74
Other	88	95	68
	641	685	629

Note 25 - Financing Income and Expenses

Composition

	Year ended December 31,
	2010	2011	2012
	NIS millions	NIS millions	NIS millions
Interest income on deposits	27	34	25
Interest income from installment sale transactions	41	48	89
Net change in fair value of financial assets measured at fair value through profit or loss	20	17	28
Premium amortization	4	15	26
Foreign exchange differences and other	14	2	13
Financing income	106	116	181

Interest expenses on long-term liabilities	(232)	(286)	(346)
Linkage expenses to CPI on long-term liabilities	(78)	(91)	(68)
Net change in fair value of derivatives	(26)	(16)	(14)
Other	-	(16)	(12)
Financing expenses	(336)	(409)	(440)
Net financing expenses recognized in profit or loss	(230)	(293)	(259)

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 26 - Income Tax

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

On January 1, 2013 the Israeli Tax Authority published a notice of its intention to promote legislation to extend the Temporary Order for one more year, so it will also apply in 2012.

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

Note 26 - Income Tax (cont'd)

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

B.	Composition of income tax expense (income)

	Year ended December 31,
	2010	2011	2012
	NIS millions	NIS millions	NIS millions

Current tax expense (income)
Current year	462	288	201
Adjustments for prior years, net	(18)	-	11
Total current tax expenses	444	288	212

Deferred tax expense (income)
Creation and reversal of temporary differences	(27)	(17)	(17)
Change in tax rate	-	33	-
Total deferred tax expenses (income)	(27)	16	(17)

Income tax expense	417	304	195

C.	Income tax in respect of other comprehensive income

	Year ended December 31, 2012
	Before tax	Tax benefit	Net of tax
	NIS millions	NIS millions	NIS millions

Hedging transactions – equity component	(25)	6	(19)

	Year ended December 31, 2011
	Before tax	Tax expenses	Net of tax
	NIS millions	NIS millions	NIS millions

Hedging transactions – equity component	37	(9)	28

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 26 - Income Tax (cont'd)

	Year ended December 31, 2010
	Before tax	Tax expenses	Net of tax
	NIS millions	NIS millions	NIS millions

Hedging transactions – equity component	2	-	2

D.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense:

	Year ended December 31,
	2010	2011	2012
	NIS millions	NIS millions	NIS millions

Profit before taxes on income	1,708	1,129	726
Primary tax rate of the Group	25%	24%	25%

Tax calculated according to the Group’s primary tax rate	427	271	182

Additional tax (tax saving) in respect of:

Non-deductible expenses	2	4	8
Taxes in respect of previous years	(18)	-	11
Effect of changes in tax rate	-	33	-
Other differences, including inflation differences	6	(4)	(6)

Income tax expense	417	304	195

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 26 - Income Tax (cont'd)

E.           Deferred tax assets and liabilities

(1)           Recognized deferred tax assets and liabilities

Deferred taxes are calculated according to the tax rate anticipated to be in effect on the date of reversal as stated above.

The movement in deferred tax assets and liabilities is attributable to the following items:

	Allowance for doubtful debts	Property, plant and equipment and intangible assets	Hedging transactions	Carry forward tax deductions and losses	Other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Balance of deferred tax asset (liability) as at January 1, 2012	78	(282)	(2)	22	50	(134)
Changes recognized in profit or loss	6	31	-	4	(24)	17
Changes recognized in OCI	-	-	6	-	-	6

Balance of deferred tax asset (liability) as at December 31, 2012	84	(251)	4	26	26	(111)

Deferred tax asset	84	23	4	26	32	169
Offset of balances						(135)

Deferred tax asset in statement of financial position as at December 31, 2012						34

Deferred tax liability	-	(274)	-	-	(6)	(280)
Offset of balances						135

Deferred tax liability in statement of financial position as at December 31, 2012						(145)

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 26 - Income Tax (cont'd)

	Allowance for doubtful debts	Property, plant and equipment and intangible assets	Hedging transactions	Carry forward tax deductions and losses	Other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Balance of deferred tax asset (liability) as at January 1, 2011	64	(164)	7	-	28	(65)
Changes recognized in profit or loss	(9)	17	-	(5)	14	17
Changes recognized in OCI	-	-	(9)	-	-	(9)
Effect of change in tax rate	10	(55)	-	4	8	(33)
Business combinations	13	(80)	-	23	-	(44)

Balance of deferred tax asset (liability) as at December 31, 2011	78	(282)	(2)	22	50	(134)

Deferred tax asset	78	18	-	22	50	168
Offset of balances						(128)

Deferred tax asset in statement of financial position as at December 31, 2011						40

Deferred tax liability	-	(300)	(2)	-	-	(302)
Offset of balances						128

Deferred tax liability in statement of financial position as at December 31, 2011						(174)

(2)           Unrecognized deferred tax liability

As at December 31, 2012, a deferred tax liability for temporary differences related to an investment in a subsidiary was not recognized because the decision as to whether to sell the investment rests with the Group and it is satisfied that it will not be sold in the foreseeable future.

F.	Tax loss carryforwards and other temporary differences

As of December 31, 2012, Netvision and its subsidiaries have tax loss carryforwards and capital loss carryforwards in a total amount of NIS 201 million. In respect of the tax loss carryforwards and in respect of other temporary deductible differences, the Group included in the consolidated statements of financial position deferred tax asset in the amount of NIS 34 million.

G.	Tax assessments

The Company has received final tax assessments up to and including the year ended December 31, 2008 (2008 fiscal year). Netvision has received final tax assessments up to and including the year ended December 31, 2010 (2010 fiscal year).

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 27 - Operating Leases

Non-cancelable operating lease rentals are payable as follows:

December 31,
2012
NIS millions
Less than one year	258
Between one and five years	639
More than five years	256
1,153

During the year ended December 31, 2012, NIS 320 million (including linkage to CPI in the amount of NIS 3 million) was recognized as expenses in respect of operating leases in the consolidated statements of income (2011 - NIS 298 million, including linkage to CPI in the amount of NIS 5.1 million; 2010 - NIS 284 million, including linkage to CPI in the amount of NIS 4.9 million).

Major operating lease and service agreements:

a.	Office buildings and warehouses- there are lease agreements for periods of up to 16 years and 10 months.

b.	Switching stations- there are lease agreements for switching station locations for periods of up to 20 years and 7 months.

c.	Cell sites- there are lease agreements for cell sites for periods of up to 22 years and 10 months.

d.	Service centers, retail stores and stands - there are lease agreements for service and installation centers and stands for periods of up to 15 years and 8 months.

e.	Transmission services for cell sites and switches up to 6 years.

f.	Motor vehicles - lease for a period of 3 years.

g.	Rights of use of international communication lines - there are lease agreements for a period of up to 14 years and 5 months.

Note 28 - Commitments

1.	The Group has commitments regarding the license it was granted in 1994, most of which are:

a.	Not to pledge any of the assets used to execute the license without the advance consent of the Ministry of Communications.

b.
To pay the State of Israel (the State) royalties equal (in 2012) to 1.3% (average) of the Company’s revenues generated from cellular telecommunications services, less payments transferred to other license holders for interconnect fees or roaming services and losses from bad debts in respect of royalty-bearing services and revenues collected for other license holder. No royalties are due for sale of handsets. As of 2013, the rate of such royalties shall be 0%.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 28 - Commitments (cont'd)

c.
To pay the State of Israel (the State) royalties equal (in 2012) to 1% from Netvision's revenues which derive from international Bezeq services, less payments that are transferred to other communication operators in respect of interconnect, payments to a foreign supplier in respect of outgoing calls, bad debt expenses in respect of royalty-bearing services and revenues which are collected for other license holder. As of 2013, the rate of such royalties shall be 0%.

d.
The Company's shareholders' joint equity, combined with the Company's equity, shall not amount to less than $200 million. Regarding this stipulation, a shareholder holding less than 10% of the rights to the Company's equity is not taken into account.

The Group is in compliance with the above conditions.

2.
As at December 31, 2012, the Group has commitments to purchase equipment for the communication network, cellular telephone equipment and systems and software maintenance, at an amount estimated at NIS 321 million.

3.
In 2010, the Company entered into an agreement with Amdocs (Israel) Limited for the provision of operation, maintenance, management and development services for its billing system, which were previously performed partly by Amdocs UK and Amdocs Israel and partly by the Company's employees.  Amdocs Israel is obligated to provide the Company with such services for a period of eight years (until August 2018) and after 30 months from entering into this agreement and until August 2016 the Company has an option to terminate the agreement subject to the provision of a prior written notice and payment of certain amounts decreasing over time.

4.
In December 2010, the Company entered into an agreement with Ashdod Energy Ltd., (subsequently assigned to Ramat Negev Energy Ltd.), expected to construct a private power plant fueled by natural gas in Israel, by the end of 2014. Under the agreement, as amended in July 2012, the Company committed to purchase electricity for the earlier of a period of 15 years from commencement of operations of the power plant or until January 2028, subject to the Company's right to terminate the agreement after 6 years from the commencement of operations of the power plant under certain conditions.

5.
In the years 2003 through 2011, Netvision entered into a number of agreements with Mediterranean Nautilus Ltd. and Mediterranean Nautilus (Israel) Ltd., or together Med Nautilus, for the purchase of rights of use of certain telecommunications capacities on Med Nautilus' communication cables, as well as maintenance and operation services relating to these cables. The agreements include options pursuant to which Netvision may expand the purchased capacity. The term of the agreement with respect to part of the capacity purchased from Med Nautilus is until May 2027. Netvision has the option to terminate agreements with respect to parts of the capacity in 2017, 2022 and 2024. The remainder of the obligation under all existing agreements as of December 31, 2012 is NIS 208 million.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 28 - Commitments (cont'd)

6.
In August 2010, Netvision entered into an agreement with Bezeq that regulates the provision of the internet connectivity services by Bezeq to Netvision internet network. In November 2011, the agreement was updated and was extended until the end of 2014. Under this agreement, Netvision obligated to purchase minimum bandwidth capacities which Bezeq undertook to provide Netvision.

7.
In March 2012, the Company entered an agreement with Apple Sales International, for the purchase and distribution of iPad products in Israel. Under the terms of the agreement, the Company has committed to purchase a minimum quantity of iPad products over a period of three years, which is expected to represent a significant portion of the Company's expected tablets purchase amount over that period. The total amount of the purchases will depend on the iPad products purchase price at the time of purchase.

Note 29 - Contingent Liabilities

In the ordinary course of business, the Group is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the consolidated financial statements in respect of all lawsuits against the Group amounted to NIS 65 million (see also Note 13 regarding provisions).

Described hereunder are the outstanding lawsuits against the Group, classified into groups with similar characteristic. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group.

1.	Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly requests for approval of class action lawsuits, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. As of December 31, 2012, the amounts claimed from the Group by its customers sum up to NIS 7,850 million. In addition, in one of the purported class actions some of the causes of actions were not quantified and there are other purported class actions, in which the amount claimed has not been quantified if certified as class actions and in respect of which the Group has an additional exposure to the above mentioned. In addition, there are other purported class actions for approximately NIS 537 million, that have been filed against the Company and other defendants together without specifying the amount claimed from the Company, which the Group has an additional exposure to the above mentioned. For additional details of purported class actions in an amount estimated by the plaintiffs to be over NIS 1 billion, see below.

Of all claims, there is a purported class action of NIS 86 million, which at this early stage it is not possible to assess its chances of success.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 29 - Contingent Liabilities (cont'd)

In one purported class action in an amount estimated by the plaintiffs to be approximately NIS 23 million, a settlement agreement for immaterial sums was filed with the court and the procedure is still pending. The Company recorded proper provisions in respect of the settlement agreement which has been filed. The Group entered another settlement agreement regarding a class action and a purported class action, estimated by the plaintiffs to be in the amount of NIS 818 million and NIS 2.7 billion, respectively, see additional details below.

After the end of the reporting period, four additional purported class actions have been filed against the Group for a total sum of NIS 329 million. At this early stage it is not possible to assess their chances of success.

After the end of the reporting period, two purported class actions against the Group, in the total sum of approximately NIS 186 million, were dismissed with prejudice.

Described hereunder are the outstanding consumer purported class actions against the Group broken down by amount claimed if the lawsuit is certified as class action, as of December 31, 2012:

Claim amount	Number of claims	Total claims amount (NIS millions)
Up to NIS 100 million	26	842
NIS 100-500 million	12	2,261
NIS 500 million-NIS 1 billion	1	817
1 billion and above	2	3,920 (one of the purported class actions contains causes of action that were not quantified)
Unquantified claims	9	-
Against the Company and other defendants together	3	537

In 2012, the Group entered a settlement agreement in relation to a class action lawsuit and a similar purported class action, as follows:

In November 2010, the District Court of Tel Aviv-Jaffa approved a request to certify a lawsuit as a class action, relating to an allegation that Netvision, the Company's wholly owned subsidiary and two other long distance providers, misled the purchasers of certain long distance prepaid calling cards bought between 2004 and 2008 as to the amount of minutes included in those cards. The total amount claimed from all the defendants was estimated by the plaintiffs to be approximately NIS 2.2 billion, of which approximately NIS 818 million was attributed to Netvision. In December 2010, the defendants filed a request for appeal with the Supreme Court challenging the decision and in March 2011 the district court's decision was stayed. A similar purported class action was filed against the defendants in February 2012, in which the total amount claimed was assessed by the plaintiffs to be approximately NIS 2.7 billion from each of the defendants. In May 2012, Netvision and another defendant entered a settlement agreement in both the class action and the purported class action, under which Netvision and the other defendant will provide certain long distance prepaid calling cards, free of charge, for an aggregate amount which is not material to the Group, and will further provide certain information in relation to the usage of the cards. The third defendant is not a party to the settlement agreement. The settlement agreement is subject to the approval of the Israeli Supreme Court.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 29 - Contingent Liabilities (cont'd)

Described hereunder are the outstanding purported class actions against the Group, in which the amount claimed, if the lawsuit is certified as class action is NIS 1 billion or more:

In December 2010, a purported class action lawsuit was filed against the Company in the District Court of Central Region, regarding a network malfunction that occurred on December 1, 2010, by plaintiffs alleging to be the Company's subscribers, claiming compensation for damages (including mental anguish), in connection with allegations that the Company misled its subscribers and unlawfully and in violation of its license and agreements with its subscribers, failed to provide service to its subscribers during the malfunction. According to a procedural agreement (from May 2011) among the plaintiffs in the purported class action and in additional purported class actions filed against the Company in connection to the malfunction and which were withdrawn pursuant to the procedural agreement (the Additional Lawsuits), an amendment to the purported class action has been filed with the court. The plaintiffs include causes of actions and remedies allegedly sought in the Additional Lawsuits and updated the claimed amount of approximately NIS 61 million to NIS 350 per customer in a private calling plan and NIS 700 per customer in a business calling plan and added approximately NIS 1.183 billion for non monetary damages as well as the relative portion of the monthly payment relating to the hours of the malfunction.

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

As of December 31, 2012, the amounts that are claimed from the Group under the said claims sum up to a total of approximately NIS 4.7 billion.

Described hereunder is the number of outstanding purported class actions concerning environmental issues, broken down by the amount claimed, if the lawsuit is certified as class action, as of December 31, 2012:

Claim amount	Number of claims
NIS 1 billion and above	2

Described hereunder are the outstanding purported class actions against the Group, in which the amount claimed if the lawsuit is certified as class action, is above NIS 1 billion:

a.
In May 2010, a purported class action lawsuit was filed against the Company (and the three other Israeli cellular operators then operating) in the District Court of Central Region (and later transferred to the District Court of Tel-Aviv-Jaffa), by four plaintiffs alleging to be subscribers of the defendants. The plaintiffs allege that the defendants unlawfully and in violation of their license and agreements with their subscribers fail to construct cell sites in a sufficient quantity, scope and coverage in order to provide cellular services in the requisite quality; fail to test, repair and notify the subscribers that non-ionizing radiation level for repaired handsets may exceed the manufacturer's specifications and the maximum level allowed by law; fail to inform and caution the subscribers of the risks related to the manner of carrying the handset and its distance

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 29 - Contingent Liabilities (cont'd)

from the subscriber's body; all of which allegedly increase the level of non-ionizing radiation and health risks to which the subscribers are exposed. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 3.68 billion (the total amount claimed from the four defendants is estimated by the plaintiffs to be approximately NIS 12 billion).

b.
In June 2011, a purported class action lawsuit was filed against the Company and three other cellular operators in the District Court of Tel-Aviv-Jaffa, by an Israeli citizen, in connection with the allegation that the defendants mislead customers who buy accessories for carrying cellular handsets or do not disclose to them  relevant data concerning radiation hazards associated with the usage of accessories for carrying cellular handsets, allegedly contrary to the cellular handsets manufacturers' instructions and warnings and the Israeli Ministry of Health' recommendations.

Thereafter, the plaintiff also requested interim remedies to prevent further sale of such accessories by the Company and two other defendants (the forth allegedly doesn't sell such accessories) or to require them to take necessary precautionary measures, including by complying with alleged disclosure duties and by ceasing alleged misleading. The request was dismissed by the court in October 2011. In July 2011, at the request of the Company, the purported class action was transferred to be heard by the Judge hearing the purported class action filed against the Company and three other cellular operators in May 2011, by the same plaintiff and three other plaintiffs, raising similar questions.

The total amount claimed from the Company, if the lawsuit is certified as a class action, is estimated by the plaintiff to be approximately NIS 1 billion (out of a total sum of approximately NIS 2.7 billion against all defendants), substantially all for non monetary damages.

c.	In 2012, two purported class action lawsuits in the amounts of NIS 1 billion and NIS 2.1 billion, were dismissed without prejudice at the request of the plaintiffs.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 29 - Contingent Liabilities (cont'd)

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

As of December 31, 2012, the amounts that are claimed from the Group under the said claims total approximately NIS 34 million.

Liens and guarantees

As part of issuance of the Series B, F and G debentures, the Company committed not to create liens on its assets, subject to certain exceptions.

The Group has given bank guarantees as follows:

a.	To the Government of Israel (to guarantee performance of the License) - U.S. $10 million.
b.	To the Government of Israel (to guarantee performance of the Licenses of the Group) - NIS 31 million.
c.	To suppliers, government institutions and other - NIS 61 million.

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

Note 29 - Contingent Liabilities (cont'd)

Netvision committed towards certain banks, not to create pledges on its assets (Negative Pledge), expect for certain exceptions.

The loans from banks balance, guaranteed by the said pledges, as at December 31, 2012, is NIS 18 million.

Note 30 - Regulation and Legislation

1.	In September 2010, the Ministry of Communications announced its decision to amend the regulations which determine the interconnect fees paid to cellular operators in Israel, as follows:

·
the maximum interconnect tariff payable by a landline operator or a cellular operator for the completion of a call on another cellular network was reduced to 0.0634 per minute from January 1, 2012; to NIS 0.0591 per minute from January 1, 2013; and to NIS 0.0555 from January 1, 2014;

·
the maximum interconnect tariff payable by a cellular operator for sending an SMS message to another cellular network was reduced to NIS 0.0015 from January 1, 2012; to NIS 0.0014 from January 1, 2013; and to NIS 0.0013 from January 1, 2014.

·
the tariffs do not include VAT and will be updated annually from January 1, 2011, based on the change in the Israeli CPI published in November of the year preceding the update date from the average annual Israeli CPI for 2009.

As a result of these updates, the maximum interconnect tariffs for 2012 are NIS 0.0643 per minute for the completion of a call on another cellular network and NIS 0.0015 for a completion of an SMS message to another cellular network.

2.
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

In September 2011, the Supreme Court allowed Hot Mobile (previously named "Mirs Communications Ltd.") and Golan to construct radio access devices in reliance on the exemption, under certain limitations, until July 31, 2012 which was thereafter extended several times and until September 30, 2013. The Company's application to relax the interim order against the Company was denied.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 30 - Regulation and Legislation (cont'd)

3.
In March 2012, the Communication law was amended so as to prohibit cellular operators to make any linkage between a cellular services transaction and a handset purchase transaction, including by way of offering airtime rebates or refunds for handsets, as of January 1, 2013.

4.
In May 2012, the Israeli Minister of Communications published a policy document adopting the main recommendations of a public committee previously appointed by the Ministry to examine Bezeq's tariffs structure and tariffs for wireline wholesale services and to review the possible annulment of the structural limitations currently imposed on Bezeq and its subsidiaries. The policy includes mainly the following: (1) The creation of an effective wholesale telecommunications access markets in Israel- Bezeq and Hot will allow other operators which do not own an infrastructure, to use their infrastructure in order to provide services to end users. (2) The structural separation between an owner of wireline infrastructure and its international landline operator and internet service provider affiliates shall be annulled within nine months from the date of execution of an agreement between such owner of wireline infrastructure and another operator which has a significant market share and shall be replaced by an accounting separation, unless the Minister of Communications finds that such annulment may considerably harm the competition or the public. The Minister of Communications shall consider providing leniencies in relation to or annulment of the structural separation between an owner of wireline infrastructure and its cellular operator affiliate according to the pace of development of a wholesale market and the state of competition in the market. In case an effective wholesale market does not develop within twenty four months from the date of the policy document, the Ministry of Communications shall act to impose a structural separation in the owners of the wireline infrastructure between the infrastructure and the services provided through this infrastructure. (3) The Minister of Communications shall annul the structural separation in relation to television broadcasting services if there is a reasonable possibility to provide a basic package of television services through the internet by providers without a national landline infrastructure. The Minister of Communications shall consider imposing a requirement to provide television broadcasting services for the same price within a package of telecommunications services and separately. (4) Change of the supervision on Bezeq retail tariffs to setting maximum tariffs rather than the current setting of fixed tariffs within six months from the date of execution of an agreement between Bezeq and another operator. (5) The wholesale market's tariffs and terms of agreement shall be agreed through negotiations between the owners of the wireline infrastructure (Bezeq and Hot) and the other operators. An infrastructure owner that reaches an agreement with such other operator, shall be obligated to offer the same terms, without discrimination, to all operators, including its affiliates. The Ministry of Communications shall intervene in the negotiations or in the terms of the agreement between the parties in case an agreement has not been reached within six months from the date of the policy document or in case the agreement between the parties includes terms that may harm the competition or the public or other operator's affairs. In addition, the Ministry of Communications may intervene in a retail tariff that was set by the owner of wireline infrastructure or its affiliate that may harm the competition, through changing of the wholesale tariff.

5.
In August 2012, the Communications Law was amended so as to set gradual financial sanctions on communication operators, for breach of their licenses, the sum of which shall be calculated as a percentage of the operator's income and based on the gravity of the breach. The maximum amount per violation that may be imposed is approximately NIS 1.6 million plus 0.225% of the Company's annual revenue for the preceding year. The Ministry of Communications published criteria to be used for determining the sum of the imposed sanctions. Those include the impact on the competition, the duration of the violation, the number of subscribers affected, the benefit to the operator from the violation, prior violations, etc.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 31 - Related Parties

A.	Balance sheet

	December 31,	December 31,
	2011	2012
	NIS millions	NIS millions

Cash and cash equivalents	150	207
Current liabilities	2	5
Long-term liability - debentures (including current maturity)*	171	186

*
Debentures balance held by related parties, which includes debentures held for the benefit of the public, through, among others, provident funds, mutual funds and pension funds, as of December 31, 2012 and 2011, is NIS 288 million par value linked to the CPI and NIS 244 million par value linked to the CPI, respectively.

B.	Transactions with related and interested parties executed in the ordinary course of business at regular commercial terms:

	Year ended December 31,
	2010	2011	2012
	NIS millions	NIS millions	NIS millions
Income:

Revenues	33	26	8

Expenses:

Cost of revenues	74	43	12
Other	8	18	16

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

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 31 - Related Parties (cont'd)

Executive officers also participate in the Group’s share option program (see Note 19 regarding share-based payments).

Key management personnel compensation is comprised of:

	Year ended December 31,
	2010	2011	2012
	NIS millions	NIS millions	NIS millions
Short-term employee benefits	6	11	3
Share-based payments	-	-	1

	6	11	4

D.	An agreement with DIC

In October 2006, the Company entered into an agreement with DIC pursuant to which DIC provides the Company with advisory services in the areas of management, finance, business and accountancy in consideration of NIS 2 million per year linked to the Israeli CPI for June 2006. This agreement is for a term of one year and is automatically renewed for one-year terms (however any extension thereof after October 2014 will require the approvals of the parties organs according to the Israeli Companies Law), unless either party provides 60 days prior notice to the contrary.

E.	Agreements with Med-Nautilus

For details regarding Netvision's entrance into a number of agreements with Med Nautilus in the years 2003 through 2011, in which a controlling owner has a personal interest, see Note 28(5).