Form 20-F
period 2013-12-31
Cellcom Israel Ltd.
filed 2014-03-06
CIK 1385145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                 to

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

As of December 31, 2013, the Registrant had outstanding 99,531,604 Ordinary Shares, par value NIS 0.01 per share.

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

Unless we indicate otherwise, U.S. dollar translations of the NIS amounts presented in this annual report are translated for the convenience of the reader using the rate of NIS 3.471 to $1.00, the representative rate of exchange as of December 31, 2013 as published by the Bank of Israel. The translation is for the convenience of the reader only, and it does not represent the fair value of the translated assets and liabilities.

Trademarks

We have proprietary rights to trademarks used in this annual report which are important to our business. We have omitted the “®” and “™” designations for certain trademarks, but nonetheless reserve all rights to them.  Each trademark, trade name or service mark of any other company appearing in this annual report belongs to its respective holder.

Industry and Market Data

This annual report contains information about our market share, market position and industry data. Unless otherwise indicated, this statistical and other market information is based on statistics prepared by the Ministry of Communications of Israel, the Ministry of Finance of Israel, the Central Bureau of Statistics of Israel, the Bank of Israel, OECD, Merrill Lynch, Brandman Research (survey institute), Informa and Meida Shivuki C.I (survey institute). Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. We have not independently verified the accuracy of market data and industry forecasts contained in this annual report that were taken or derived from these industry publications.

Special Note Regarding Forward-Looking Statements

We have made statements under the captions “Item 3. Key Information - D - Risk Factors,” “Item 4 – Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” and in other sections of this annual report that are forward-looking statements.  In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology.  These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business.  These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Item 3. Key Information - D. Risk Factors.”  You should specifically consider the numerous risks outlined under “Item 3. Key Information - D. Risk Factors.”

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

You should read the following selected consolidated financial data in conjunction with the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the notes thereto included elsewhere in this annual report.

The selected data presented below under the captions “Income Statement Data” and “Balance Sheet Data” for, and as of the end of, each of the years in the five-year period ended December 31, 2013, are derived from the consolidated financial statements of Cellcom Israel Ltd. and subsidiaries, which financial statements have been audited by Somekh Chaikin, an independent registered public accounting firm and a member firm of KPMG International. The consolidated financial statements as of  December 31, 2012 and 2013, and for each of the years in the three-year period ended December 31, 2013, and the report thereon, are included elsewhere in this annual report. The selected data should be read in conjunction with the consolidated financial statements, the related notes, and the independent registered public accounting firm’s report and the convenience translation of the consolidated financial statements as of and for the year ended December 31, 2013 into U.S. dollars solely for the convenience of the reader.

On August 31, 2011, we completed the acquisition of 100% of the share capital of Netvision Ltd., or Netvision. Therefore, the consolidated results for the year ended December

31, 2011, included elsewhere in this annual report, include Netvision's results for the months of September through December 2011 only.

The information presented below under the caption “Other Data” contains information that partly is not derived from the financial statements.

For your convenience, the following tables also contain U.S. dollar translations of the NIS amounts presented at December 31, 2013, translated using the rate of NIS 3.471 to $1.00, the representative rate of exchange on December 31, 2013 as published by the Bank of Israel.

	Year Ended December 31,
	2009	2010	2011(1)	2012	2013	2013
	(In NIS millions, except per share data)					(In US$ millions)
Income Statement Data:
Revenues	6,483	6,662	6,506	5,938	4,927	1,419
Cost of revenues	3,333	3,322	3,408	3,463	2,990	861
Selling and marketing expenses	716	756	990	865	717	206
General and administrative expenses	660	641	685	629	570	164
Other (income) expenses, net	6	5	1	(4)	(1)	-
Operating income	1,768	1,938	1,422	985	651	188
Financing expense, net	219	230	293	259	246	71
Income tax	367	417	304	195	117	34
Net income	1,182	1,291	825	531	288	83
Basic earnings per share	12.01	13.04	8.28	5.34	2.89	0.83
Diluted earnings per share	11.90	12.98	8.28	5.33	2.86	0.82
Weighted average ordinary shares used in calculation of basic earnings per share	98,432,757	98,979,544	99,476,671	99,481,487	99,495,525
Weighted average ordinary shares used in calculation of diluted earnings per share	99,306,714	99,480,791	99,511,433	99,609,722	100,319,724
Other Data:
EBITDA(2)	2,529	2,667	2,167	1,753	1,335	385
Capital expenditures	663	735	520	537	384	111
Dividends declared per share	11.91	13.85	7.88	1.31	0.85	0.24
Net cash from operating activities	2,080	2,380	1,332	1,641	1,556	448
Net cash used in investing activities	(774)	(889)	(1,656)	(708)	(344)	(99)
Net cash from (used in) financing activities	(678)	(1,861)	715	(439)	(1,569)	(452)
Cellular Subscribers (in thousands)(3)	3,292	3,394	3,349	3,199	3,092
Churn rate of cellular subscribers(4)	19.6%	20.5%	25.1%	31.5%	36.8%
Cellular ARPU (in NIS)(5)	144	144	106	88	78	23
Balance Sheet Data:
Cash	903	533	920	1,414	1,057	305
Working capital	1,254	924	679	1,232	1,082	312
Total assets	6,379	5,996	8,557	8,787	7,579	2,183
Total equity	374	341	187	500	710	205

(1)
The consolidated financial results for the year ended December 31, 2011 include the results of Netvision, our wholly owned subsidiary, for the months September through December 2011. We consummated the acquisition of Netvision on August 31, 2011. For further details regarding the Netvision acquisition, see "Item 4. A – Acquisition of Netvision during 2011". For further details regarding the effect of Netvision's financial results on our consolidated financial results, see Item "5. A - Operating and Financial Review and Prospects".

(2)
EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net; income tax; depreciation and amortization and share based payments.  We present EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our significant debt), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets.  EBITDA should not be considered in isolation or as a substitute for operating income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of our profitability or liquidity.  EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses.  In addition, EBITDA, as presented in this annual report, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

The following is a reconciliation of net income to EBITDA:

	Year Ended December 31,
	2009	2010	2011	2012	2013	2013
	(In NIS millions)					(In US$ millions)

Net income	1,182	1,291	825	531	288	83
Financing expense, net	219	230	293	259	246	71
Other expenses (income), net	6	5	1	(4)	(1)	-
Taxes on income	367	417	304	195	117	34
Depreciation and amortization	755	724	738	765	676	195
Share based payments	-	-	6	7	9	2
EBITDA	2,529	2,667	2,167	1,753	1,335	385

(3)
Cellular subscriber data refers to active subscribers.  We use a six-month method of calculating our cellular subscriber base, which means that we deduct subscribers from our subscriber base after six months of no revenue generation and activity on our network by or in relation to the post-paid subscribers and no revenue generating calls or SMS for pre-paid subscribers. The six-month method is, to the best of our knowledge, consistent with the methodology used by other cellular providers in Israel. During the fourth quarter of 2011, we removed approximately 52,000 subscribers from our subscribers base, which included subscribers using our TDMA network who had not requested a transfer to our other networks following the shutdown of our TDMA network as of December 31, 2011, and subscribers who ceased using our services following a change to our policy which previously allowed subscribers to change from post to prepaid subscription as a result of the reduction of Early Termination Fees, in the cellular market in early 2011. These changes affected other key performance indicators. In the fourth quarter of 2012 we removed approximately 138,000 M2M (machine to machine) subscribers from our subscriber base, following an addition of a revenue generation criterion of at least NIS 1 of accumulated revenues over the six months period, for M2M subscribers, to our cellular subscribers calculation policy. This means that any M2M subscriber generating less than NIS 1 of accumulated revenues or unable to reach that sum contractually, will not be counted as a subscriber. This change had an immaterial effect on our ARPU for 2012. In the fourth quarter of 2013, we removed approximately 64,000 subscribers from our subscribers base, following a change to our prepaid subscribers counting mechanism. As a result of such change, we add a prepaid subscriber to our subscribers base only upon charging a prepaid card and remove them from our subscribers base after six months of no revenue generating calls or SMS. Following each of these changes, we have not restated prior subscriber data to conform with this change.

(4)
Churn rate is defined as the total number of voluntary and involuntary permanent deactivations of cellular subscribers in a given period expressed as a percentage of the number of cellular subscribers at the beginning of the period.  Involuntary permanent deactivations relate to cellular subscribers who have failed to pay their arrears for the period of six consecutive months.  Voluntary permanent deactivations relate to cellular subscribers who terminated their use of our cellular services. Churn rate data is excluding the above mentioned removals of subscribers.

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

We have set out below the calculation of cellular ARPU for each of the periods presented:

	Year Ended December 31,
	2009	2010	2011	2012	2013	2013
	(In NIS millions, except number of subscribers and months)					(In US$ millions)
Revenues	6,483	6,662	6,506	5,938	4,927	1,419
less revenues from equipment sales	751	802	1,747	1,356	942	271
less other revenues*	162	124	484	1,125	1,034	298
Revenues used in cellular ARPU calculation	5,570	5,736	4,275	3,457	2,951	850
Average number of cellular subscribers	3,215,492	3,322,891	3,361,803	3,291,843	3,135,857	3,135,857
Months during period	12	12	12	12	12	12
Cellular ARPU (in NIS, per month)	144	144	106	88	78	23
*	Other revenues include revenues from other communications services such as ISP, transmission services, local and international landline services and repair services.

Exchange Rate Information

The following table shows, for each of the months indicated, the high and low exchange rates between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:

Month	High (NIS)	Low (NIS)
September 2013	3.632	3.504
October 2013	3.567	3.518
November 2013	3.569	3.519
December 2013	3.530	3.471
January 2014	3.507	3.483
February 2014	3.549	3.496

On March 3, 2014 the daily representative rate of exchange between the NIS and U.S. dollar as published by the Bank of Israel was NIS 3.492 to $1.00.

The following table shows, for periods indicated, the average exchange rate between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar, calculated based on the average of the representative rates of exchange on the last day of each month during the relevant period as published by the Bank of Israel:

Year	Average (NIS)

2009	3.927
2010	3.732
2011	3.582
2012	3.844
2013	3.601
The effect of exchange rate fluctuations on our business and operations is discussed in “Item 11 - Quantitative and Qualitative Disclosures about Market Risk.”

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

A substantial part of our operations is subject to the Israeli Communications Law, 1982, the Israeli Wireless Telegraph Ordinance (New Version), 1972, the regulations promulgated thereunder and the licenses for the provision of different telecommunications services that we received from the Ministry of Communications in accordance with the Communications Law.  The interpretation and implementation of the Communications Law, Wireless Telegraph Ordinance and regulations and the provisions of our general licenses, as well as our other licenses, are not certain and subject to change, and disagreements have arisen and may arise in the future between the Ministry of Communications, or MOC, and us. The Communications Law and regulations thereunder grant the Ministry of Communications extensive regulatory and supervisory authority with regard to our activities, as well as the authority to impose substantial sanctions in the event of a breach of our licenses or the applicable laws and regulations. In 2013, the MOC substantially increased its supervision activities and imposed monetary sanctions, including on us (in immaterial sums).Substantial sanctions would negatively affect our results of operations and reputation.  Further, in the event that we materially violate the terms of our licenses, the Ministry of Communications has the authority to revoke them.

Our operations are subject to regulatory and supervisory authority of other Israeli regulators which also includes the authority to impose criminal and administrative sanctions against us including, among others, the Ministry of Environmental Protection;  the Antitrust Authority; the Ministry of Justice and the Law, Information and Technology Authority at the Ministry of Justice - in charge of issues such as data bases and privacy protection; the Ministry of Economy (including the Fair Trade Authority) in charge of labor and consumer protection; the Israeli Securities Authority; and the Israeli Securities Law Administrative Enforcement Committee, which recently commenced operating  and has imposed substantial monetary sanctions. We have witnessed increased activity by some of these regulators in recent years.  We expect this trend to continue. Substantial sanctions or criminal charges by any of these regulators or others, would negatively affect our results of operations and our reputation. Increased supervision and regulation of our activities could limit our freedom to conduct our business and harm our results of operations.

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

Further, our business and results of operations could be materially and adversely affected by new legislation and decisions by our regulators or the courts that:

·
do not approve the network and site sharing agreements we entered in December 2013 with Pelephone communications Ltd., or Pelephone, and Golan Telecom Ltd., or Golan, our competitors, or approve them subject to conditions that are adverse to us, as it would prevent or significantly undermine the material savings in investments and expenditures that would be available to us if the agreements are approved;  more so if the regulators do approve a similar agreement between Partner Communications Ltd., or Partner and Hot Mobile Ltd., or Hot Mobile, additional competitors, entered November 2013, or similar agreement among our competitors, or provide such approval on an earlier date than for our agreements or under more lenient terms than our agreement, as such decisions will put us in a disadvantage vis-à-vis our competitors and will have a material adverse effect on our results of operations. For additional details, see "- We face intense competition in all aspects of our business" and "We may be adversely affected by the significant technological and other changes in the cellular communications industry; network sharing agreements, if approved, may have material adverse effects on our business" below and "Item 4. Information on The Company – B. Business Overview – Network and Technology - Network and Cell Sites Sharing Agreements" and "-Competition";

·
reduce tariffs, or otherwise intervene in the pricing policies for our products and services, including by: intervening in pricing of bundles of services, roaming services, or prohibiting subscription or other fees for certain services. For example,  the amendment to the Communications Law in 2013 prohibiting cellular operators from linking a cellular services transaction and handset purchase transaction, including by way of offering airtime rebates or refunds for the handsets,   has  adversely affected our end-user equipment revenues and our results of operations; and the MOC's November 2013 instruction to discontinue any specific rebates and refunds to customers transferring from other cellular operators, has and is expected to continue to adversely affect our sales and our results of operations. See "Item 4. Information on the Company – B. Business Overview – Government Regulations – Tariff Supervision" and

"Item 4. Information on The Company – B. Business Overview – Netvision" for additional details;

·
set unfavorable national roaming tariffs or Mobile Virtual Network Operator, or MVNO, hosting tariffs, or require us to provide wholesale services on our landline infrastructure or provide and purchase such services at unfavorable tariffs or reduced interconnect tariffs so that they do not represent cost plus reasonable profit. In 2013, the Communications Law was amended to authorize the Minister of Communications to give instructions and to set interconnect tariffs and usage of another operator's network rates, based on several alternative methods of calculation, including but not limited to, the previous method consisting of cost plus reasonable profit. Further, in the MOC's hearings as to the wholesale landline market the MOC notes it is reviewing applying certain wholesale obligations on all landline operators, including us. See "Item 4. Information on the Company – B. Business Overview - "Government Regulations - Tariff Supervision", "-Additional UMTS Operators", and "– Landline";

·
award new competitors certain benefits and leniencies not available to existing cellular operators, including through requiring us to allow usage of our network by such competitors and on unfavorable terms to us,  waiving or easing the requirement to establish a network set in the  licenses of mobile network operators, or MNOs; or by limiting our ability to compete, including by limiting our ability to develop our network or preferring new and/or small competitors in the allocation of frequencies, including those designated to the 4G of cellular services. The entry of additional competitors, specifically the launch of two new UMTS operators (using national roaming) in May 2012, had a material adverse effect on our results of operations and is expected to continue to adversely affect our results of operations in the future.  See "Item 4. Information on the Company – B. Business Overview - Competition", "-Government Regulations – Mobile Virtual Network Operators" and "- Additional UMTS Operators" for additional details;

·	impose new safety or health-related requirements;

·	impose additional restrictions or requirements with respect to the construction and operation of cell sites or the networks, including in relation to the deployment of a 4G network and site sharing;

·
impose restrictions on the provision of services or products we currently provide or regulate or otherwise intervene with the terms under which we advertise and market them and provide them to our subscribers, including in respect of existing agreements. For example, in mid- 2013 our license was amended in regards to portability completion process, effectively adversely affecting our sales and retention capabilities. In December 2013, our cellular license was amended so as to place restrictions on the provision of roaming services, including default blockage of the data roaming service to be opened only upon the customer's request, automatic blockage of data roaming services (other than customers that have a data plan) to be reopened again upon such request, each time the customer reaches a certain usage threshold,  and certain notification procedures, in effect as of March 2014. Such change is expected to have an adverse effect on our roaming services and results of operations;

·	limit or otherwise intervene with the services or products that we may sell;

·	set higher service standards or costly requirements relating to the service we provide our customers;

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

·
impose a stricter policy with respect to privacy protection, such as with regard to data protection, collection, amelioration or usage of data for marketing activities. An initial proposal of the Information and Technology Authority regarding cellular operators, received in March 2012, proposes imposing strict limitations on such collection and usage, including the requirement to receive a positive consent of the customer to do so (other than with regards to basic data), and the Israeli Attorney General has filed a request with the Israeli court of uniform contracts to apply such stricter policy to us;

·
impose structural or operational separation between our and Netvision's operations (partial or full) or between the different services within each company or otherwise limit our ability to offer bundles of services; or

·
set unfavorable regulation regarding international communications services and the landline wholesale market. See "Item 4. Information on The Company – B. Business Overview –Government Regulations – Landline".

See “Item 4. Information on the Company – B. Business Overview – Government Regulations ― Our Principal License” and “- Other Licenses”.

If we fail to compensate for lost revenues, increased expenses (objectively or in comparison to our competitors) or additional investments resulting from past or future legislative or regulatory changes with alternative sources of income or otherwise, our results of operations may be materially adversely affected.

We face intense competition in all aspects of our business.

The Israeli cellular telephone market is highly competitive. We compete for subscribers with four other mobile network operators, or MNOs, and five MVNO operators. While we enjoy the largest subscriber market share, estimated to be 30.6% as of December 31, 2013, two of our competitors, Partner and Pelephone, enjoy estimated market shares of 29.1% and 26.3% respectively, with Hot Mobile estimated to have a market share of 8%, Golan estimated to have a market share of 4.1% and the MVNO operators together, with an estimated market share of approximately 1.9%. The competition in the cellular market increased over the last years. In 2011 Regulatory and other changes contributed to the intensified competition and increased price erosion, including the reduction of early termination fees in plans which include a commitment to a predefined period, or Early

Termination Fees, and the formation of communications groups. The current competitive pressure in the Israeli cellular market results primarily from the entry into the market of additional competitors, specifically the launch of two new UMTS operators in May 2012 - Hot Mobile and Golan, using national roaming on Pelephone's and our networks (respectively) and aiming to win market share by introducing packages which included unlimited usage of certain services, or Unlimited Packages, at significantly lower tariffs than market level at that time. Given the highly penetrated state of the market, this has further increased the already intense competition characterizing the Israeli cellular market before their entry, substantially accelerated price erosion, materially increased churn rate, increased subscriber acquisition and retention costs due to materially increased gross recruitment of subscribers and led to a material decrease in revenues and profitability for us and other MNOs. The intensified competition led to the offering of bundles of services and Unlimited Packages, at lower average revenue per user, or ARPU, by all competitors, mainly by aggressive offers for a short term and as of 2013 year end, for long terms as well. The price differentiation between the incumbent and new competitors has eroded. The current level of competition is expected to continue despite Hot-Mobile and Golan obtaining the market share necessary for them to retrieve the substantial bank guarantees they previously provided to the MOC. In addition, regulatory changes leading to the entry of additional competitors to the handset market, increased competition in that market significantly and resulted in a decrease in the sale of handsets by us. See also “Item 4. Information on the Company - B. Business Overview" under “The Telecommunications Industry in Israel”, "Competition", "Government Regulations – Mobile Virtual Network Operators" and "Additional UMTS Operators". Should these trends continue to characterize the communications market they shall continue to affect the level of competition and our results of operations. Moreover, should any of them intensify or should any of the following developments materialize in our market, the level of competition may increase even further and may result in a further increase in the churn rate, loss of market share, increased subscriber acquisition and retention costs, further price erosion and increased costs (specifically data related) and ultimately reduced profitability for us:

·
the approval and execution of a network sharing agreement between our competitors, more so if not coupled with an approval and execution of similar agreements by us, as it will provide our competitors sharing a network with a significant competitive advantage given the material savings in expenditures and investments (mainly in the passive sharing of cell sites) that can be achieved by such sharing of networks which would materially adversely affect our ability to compete and may also lead to further aggravation of the competition. In November 2013, Partner and Hot Mobile announced a network sharing agreement and in December 2013, we, Pelephone and Golan announced network and cell site sharing agreements, all subject to approvals by the Israeli regulators, including the Antitrust Commissionaire. In February 2014, Partner announced it has commenced deployment of a 4G network. For details regarding the sharing agreements see "Item 4. Information on The Company – B. Business Overview – Network and Technology - Network and Cell Sites Sharing Agreements";

·
tariffs maintained at their current level or decreasing even further, more so if network sharing agreement are approved which will allow MNOs, and specifically Hot Mobile and Golan (who will no longer have to build their own network), to direct the extensive savings such agreements will afford into further competition and to support or decrease further the current low price levels. The launch of Hot Mobile and Golan's UMTS operation in May 2012, without having to first invest in building their own network allowed them to offer prices significantly lower than market level at that time, and caused a substantial decrease of prices made by all competitors, including us, followed by more aggressive offers, including even lower tariffs and free of charge Unlimited Packages for limited periods of time, which were matched by other operators, resulting in an erosion of the price level differentiation between incumbent and new competitors . This has led to a materially increased churn rate, price erosion (including due to a transfer of prepaid customers to postpaid pricing plans) and loss of revenues and profitability to us.  Moreover, having reached the market share in the private sector which allows them to reduce their license fee commitment (of approximately NIS 705 and 360 million, respectively) to an immaterial amount and retrieve the bank guarantee guaranteeing that commitment, the extensive savings associated with network sharing, if approved, would allow Hot Telecom and Golan to extend their efforts into the business market as well and increase the level of competition in that sector as well. Furthermore, reduced tariffs for hosting services (as detailed below) would allow the new competitors to further support the intense competition and offer the current or lower tariffs to our customers.  If tariffs remain at their current level or continue to decrease or if services continue to be offered free of charge, this could result in further loss of market share and loss of revenues and profitability. See "Item 4. Information on The Company –B. Business Overview – Competition" for additional details;

·
increased competition in the hosting services market, as it shall result in the loss or decreased revenues for us. If our sharing agreements are not approved, Golan may choose to purchase (subject to our national roaming agreement conditions) future national roaming services elsewhere or engage in a network sharing agreement with another operator, resulting in the loss of revenues from national roaming services to us. For details regarding the sharing agreements see "Item 4. Information on The Company – A. History And Development Of The Company - Our History - Strategic network sharing agreements in 2013" and "- B. Business Overview – Network and Technology - Network and Cell Sites Sharing Agreements". On the contrary, network sharing will result in substantial lower revenues for us from Golan for our 2G and 3G network sharing in comparison to our national roaming agreement and will further  allow Hot Telecom and Golan to offer 4G hosting services to MVNOs, whereas presently, as they rely on national roaming on Pelephone's and our networks, they do not offer hosting services. Golan's reduced expenses and additional MNOs offering hosting services may result in increased competition .  Increased competition in the hosting services market may occur simply as a result of Hot Mobile leaving Pelephone  - its current provider of national roaming – and collaborating with Partner, which led to Alon Cellular changing its host (from Partner to Pelephone) and may instigate further changes in the hosting market;

·
annulment or further relaxation of  the structural separation imposed on each of the Bezeq and Hot groups (Bezeq being the incumbent landline operator and Hot the incumbent multichannel television provider, both monopolies in their incumbent market and the only groups owning full landline infrastructure in Israel and offering internet infrastructure services to ISP operators, as well as to end-users), or the approval of mergers between Bezeq and its subsidiaries and Hot and its subsidiaries, more so if not coupled with an effective wholesale landline market, in which Bezeq and Hot cannot favor their own subsidiaries or impede our ability to compete against them, as it will provide these groups a competitive advantage in the sale of bundles of services, including cellular services, and allow them to make more competitive offers than the ones we will be able to make, for example, by cross subsidizing with other services in which they have the capacity to monopolize the market, by providing us inferior services than those provided to their subsidiaries, or at higher prices, which may result in a loss of market share by us in the different communications markets in which we operate, including the cellular market. The formation of communications groups in Israel with the regulatory changes already relaxing the structural separation imposed on each of the Bezeq and Hot groups allowed each of the groups to offer a bundle of services. With the competitive focus shifting from individual services to services to families, our dependence on the formation of an effective landline wholesale market, to allow us to include television and internet infrastructure in our offer and be competitive, has been accentuated. A policy paper published by the Ministry of Communications in relation to the wholesale market of landline services in Israel, called for the annulment of certain structural limitations currently imposed on the Bezeq and Hot groups (and the consideration of annulling or relaxing others) after an agreement regarding a landline wholesale market is executed between Bezeq or Hot and another operator which has a significant market share, as well as the replacement of Bezeq's regulated fixed tariffs with maximum tariffs. As negotiations failed, (although Partner had reached some understandings with Bezeq), we are awaiting the MOC's decision as to wholesale prices (a hearing to that effect was published by the MOC in January 2014). A wholesale market will facilitate the entrance of new competitors to the landline market and may trigger further escalation in the competition in other markets in which we operate, including the cellular market. Further, a hearing published by the MOC in October 2013, regarding a change to the ILD services Regulation, proposes, among others, to annul the current limitation preventing landline and cellular operators to provide ILD services themselves (rather than through a separate corporation), which if adopted and applied to the Bezeq and Hot groups as well, will result in the annulment of the structural limitations currently imposed on them, in relation to the ILD services, even before a landline wholesale market is created. See "Item 4. Information on The Company –B. Business Overview –Nevision - Telephony Business – Regulation" for additional details. Further, in November 2013, the Israeli Antitrust Commissionaire published a draft of the terms under which it is considering approving a merger between Bezeq and Yes, Bezeq's subsidiary providing multichannel pay-TV, for the public's comments. The annulment of structural limitations will allow Bezeq and Hot to offer bundles of services, including cellular services, without limitation and may allow them to take advantage of their nationwide presence to market and sell attractive offers. Bundle offerings have accelerated and are expected to accelerate price erosion in each of the services included. With each of the groups having an interest not to erode the prices of its core business, but rather that of its competitors, such erosion is especially expected in those services which are not the core services of the Bezeq and Hot groups. Moreover, should we decide to enter the television market, such entry may trigger increased competitive pressure by Hot, the monopoly in this market, and possibly Bezeq, on our core business, aiming at preventing our efforts to compete with them at the television and landline markets. See "Item 4. Information on The Company –B. Business Overview – The Communications Market in Israel - Communications Groups – Structural Separation", "-Competition", "-Government Regulations – Landline", "-Nevision - ISP Business - Competition" and "-Nevision - Telephony Business – Competition" for additional details; and

·
continued increased competition in the handsets market. Regulatory changes encouraging the entry of additional players to this market, coupled with the prohibition on any linkage between a cellular services transaction and handsets purchase transaction and the prohibition on the offering of airtime rebates or refunds for the handsets as of January 1, 2013, which reduced further our contact points and therefore sale opportunities with our customers as well as reduced their connection to us, resulted in increased competition and substantially reduced handset sales for us. This, together with the increased handset purchases elsewhere and additional distributors for the Apple handsets which have dominated the handset sales in recent years in Israel in the last year, may result in decreased handset sales, and even an inability to meet our contractual obligations to purchase a minimal quantity of handsets from Apple, decreased revenues and profitability to us, and may also increase churn and adversely affect our cellular services results of operations. See "Item 4. Information on The Company –B. Business Overview – Competition" for additional details.

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

We have experienced difficulties in obtaining some of these consents and permits, particularly in obtaining building permits for cell sites from local planning and building authorities. As of December 31, 2013, we operated a small portion of our cell sites without building permits or applicable exemptions. Although we are in the process of seeking to obtain building permits or to modify our cell sites in order to satisfy applicable exemptions, we may not be able to obtain all the necessary permits or make the necessary modifications.

Approximately 30.8% of our cell sites operate without building permits in reliance on an exemption from the requirement to obtain a building permit, mainly for radio access devices. Our reliance on the exemption for radio access devices had been challenged and is currently awaiting ruling by the Israeli Supreme Court. Under an interim order issued by the Supreme Court in September 2010, we are unable to further construct radio access devices in cellular networks in reliance on the exemption, until regulations limiting our reliance on the exemption are enacted or a different decision by the court is made. A further decision of the Supreme Court in February 2011, states that the order will not apply to the replacement of existing radio access devices under certain conditions. As of September 2011, the interim order was relaxed to allow two new UMTS operators, Hot Mobile (previously Mirs Communications Ltd. or Mirs) and Golan, to construct radio access devices in reliance on the exemption . Our application to relax the interim order against us was denied. The Attorney General's opinion, submitted in December 2013 to the court supports a permanent order  to prevent us from constructing radio access devices in cellular networks in reliance on the exemption, until regulations limiting our reliance on the exemption are enacted but allowing us to replace radio access devices under certain conditions and allowing Hot mobile and Golan to continue to construct radio access devices  in reliance on the exemption, until July 2014. We are awaiting the Court's decision.

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

In addition, we may be operating a significant number of our cell sites in a manner that is not fully compatible with the building permits issued for these cell sites which may, in some cases, also constitute grounds for termination of our lease agreements for those sites or claims for breach of such agreements. Our rooftop microwave sites and repeaters operate in reliance upon an exemption from the requirement to obtain a building permit.  Substantially all of our outdoor microwave sites are rooftops. It is unclear whether other types of repeaters require a building permit.

An annulment of or inability to rely on or substantial limitation of the exemption could adversely affect our existing networks and networks build-out, particularly given the rapidly growing demand for data traffic on our network (including as a result of our 2G and 3G sharing agreement, if approved), specifically in urban areas, and the refusal by some local planning and building authorities to grant due permits where required. This could have a negative impact on our ability to obtain environmental permits for these sites, and could negatively affect our ability to continue to market our products and services effectively and may have a material adverse effect on our results of operations and financial condition. See “Item 4. Information on the Company – B.  Business Overview - Government Regulations— Permits for Cell Site Construction" for additional details regarding the exemption.

Operation of a cell site or other facility without a building permit or not in accordance with the permit or other legal requirements may result in the issuance of a demolition order for the cell site or other facility or the bringing of criminal charges against us and our officers and directors. Certain of our cell sites have been subject to demolition orders. In addition, criminal charges have been brought against us and our officers and directors in connection with cell sites that were alleged to have been constructed or used without the required permits or not in accordance with the permits granted. As of December 31, 2013, 8 criminal and administrative proceedings were pending; a demolition order has been granted with respect to two cell sites while the remaining six proceedings are pending further litigation.

Pursuant to the Israeli Non-Ionizing Radiation Law, 2006, the granting or renewal of an operating permit by the Commissioner of Environmental Radiation at the Ministry of Environmental Protection of Israel, or the Commissioner,  for a cell site or other facility is subject to the receipt of a building permit or the facility being exempt from the requirement to obtain a building permit. Should we fail to obtain building permits for our cell sites or other facilities, including in the event that our reliance upon an exemption from the requirement to obtain building permits for these cell sites and other facilities is found invalid, the Commissioner will not grant or renew our operating permits for those cell sites and other facilities. Since October 2007, the Commissioner has taken the position that he will not grant or renew operating permits to radio access devices where the local planning and building committee’s engineer objected to our reliance upon the said exemption for radio access devices.

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

Should any of our officers or directors be found guilty of an offense, they may face monetary penalties and a term of imprisonment.  Our cell sites may be the subject of demolition orders, we may be required to relocate cell sites to less favorable locations or stop operation of cell sites, which could negatively affect the extent, quality and capacity of our network coverage, all of which may have a material adverse effect on our results of operations and financial condition.

Certain proposed amendments to the Non-Ionizing Radiation Law and Regulations and the Planning and Building Law, propose setting additional restrictions in relation to the operation of cell sites and other facilities, such as setting larger distance requirements between cell sites locations and residences or certain institutions. If such changes are adopted, they will, among other things, limit our ability to construct new cell sites or, if applied to existing cell sites, to renew operating permits for many of our existing cell sites), adversely affect our existing networks and networks build out, specifically in urban areas, and could adversely affect our results of operations. See “Item 4. Information on the Company – B.  Business Overview - Government Regulations - Permits for Cell Site Construction".

In June 2010, proposed changed to the Israeli National Zoning Plan 36, or the Plan, which regulates cell site construction and operation, were approved by the Israeli National Council for Planning and Building and submitted for the approval of the Government of Israel. If the proposed changes, which would place additional restrictions on the construction and operation of cell sites, are approved by the Israeli Government, they will harm our ability to construct new cell sites, make the process of obtaining building permits for the construction and operation of cell sites more cumbersome and costly, adversely affect our existing network, delay the future deployment of an advanced network,  or negatively affect the extent, quality and capacity of our network coverage and our ability to continue to market our products and services effectively, all of which could have a material adverse effect on our results of operations and financial condition.

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

If we are unable to obtain or rely on exemptions from obtaining or to renew building or other consents and permits for our existing cell sites or other facilities, we will be required to demolish or relocate these cell sites and facilities. Our inability to relocate sites or other facilities in a timely manner or to construct and operate new sites or other facilities (if we are unable to obtain the necessary consents and permits or rely on the exemption from the requirement to obtain a building permit), could adversely affect our existing network and our ability to continue to meet the growing demand, specifically for data traffic, result in the loss of subscribers, prevent us from meeting the network coverage and quality requirements contained in our license (which may lead to its revocation) and adversely impact our network build-out, all of which may have a material adverse effect on our results of operations and financial condition.

In July 2011, an inter-ministry team of the Ministries of Communications, Finance, Interior, Environmental Protection and the Anti-Trust Commissionaire, published its recommendations regarding cell site sharing. The recommendations include compulsory cell site sharing in the construction of new cell sites or modification of existing cell sites which require a building permit (the Ministry of Communications may exempt sharing for reasons related to technological or engineering difficulties), preference and leniencies to the new UMTS operators, and a reduction in number of the existing non shared cell sites. Unlike the site sharing we wish to implement  under our network sharing agreement with Pelephone and Golan, which would be beneficial for us, these recommendations or similar recommendations, if enacted, may adversely affect our existing cellular network or network build-out, and thus our results of operations.  For details regarding network and cell sites sharing agreements see, "Item 4. Information on The Company – B. Business Overview – Network and Technology - Network and Cell Sites Sharing Agreements".

We may be required to indemnify certain local planning and building committees in respect of claims against them.

Under the Israeli Planning and Building Law, 1965, by approving a building plan, local planning and building committees may be required to compensate for depreciation of properties included in or neighboring the approved plan.

In January 2006, the law was amended to require an applicant, as a precondition to obtaining a cell site construction permit from a planning and building committee, to provide a letter to the committee indemnifying it for possible depreciation claims.  As of December 31, 2013, we had provided approximately 368 indemnification letters to local planning and building committees. Calls upon our indemnification letters may have a material adverse effect on our financial condition and results of operations. We may also decide to demolish or relocate existing cell sites to less favorable locations and to construct new cell sites in alternative, less suitable locations or not at all, due to the obligation to provide indemnification.  As a result, our existing service may be impaired or the expansion of our network coverage could be limited.

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

Handsets, accessories and various types of cell sites are known to be sources of non-ionizing radiation emissions and are the subject of a public debate and concern in Israel. While, to the best of our knowledge, the handsets that we market comply with the applicable legislation that relate to acceptable “specific absorption rate,” or SAR, levels, we rely on the SAR levels published by the manufacturers of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers’ approvals refer to a prototype handset, we have no information as to the actual level of SAR of the handsets throughout the lifecycle of the handsets, including in the case of handset repair. See also “Item 4. Information on the Company – B. Business Overview - Government Regulations - Handsets”. In July 2008, the Israeli Ministry of Health published recommendations to take precautionary measures when using cellular handsets, which has increased the concerns of the Israeli public. In May 2011, the International Agency for Research on Cancer, an agency of the World Health Organization, or WHO, issued a press release classifying radiofrequency electromagnetic fields as possibly carcinogenic to humans (Group 2B), based on an increased risk for glioma, a malignant type of brain cancer, associated with wireless phone use. In June

2011, the WHO publication noted that to date, no adverse health effects have been established as being caused by mobile phone use and while an increased risk of brain tumors is not established, the increasing use of mobile phones and the lack of data for mobile phone use over time periods longer than 15 years warrant further research of mobile phone use and brain cancer risk, particularly given recent popular use by younger people with potentially longer periods of exposure. Several bills, aimed at increasing awareness of the possible risks of cellular phones usage, reducing usage thereof and introducing precautionary measures are awaiting deliberation by the Israeli Parliament. In January 2013, the Ministry of Science and Technology and the Ministry of Environmental Protection announced the establishment of a non-ionizing radiation information center that will provide information to the public, issue warnings and guidelines for reducing exposure to risks in general and specifically in regards to sensitive populations and perform and coordinate research in that regard. In March 2013, Partner has reportedly agreed to pay NIS 400 thousand to a customer claiming his cancer was caused by cellular phone usage (while disclaiming any responsibility).

Health concerns regarding cell sites have caused us difficulties in obtaining permits for cell site construction and obtaining or renewing leases for cell sites resulted in unlawful sabotage of a small number of cell sites and prompted proposed legislation aimed at increasing the minimum distance permitted between cell sites and certain institutions. See " - We may not be able to obtain permits to construct and operate cell sites" above for additional details. In July 2009, the Ministries of Interior Affairs and Environmental Protection adopted the position that, with respect to radiation safety, cell sites constructed pursuant to a building permit are preferable to radio access devices and that utilizing a cellular network to provide advanced services that can be provided through a landline network is not justified in light of the preventive care principle set forth in the Israeli Non-Ionizing Radiation Law. Further, in May 2012, in response to a petition to hold a public debate regarding 4G service in Israel and prevent 4G spectrum allocation until such debate is held, the Ministries of Communications, Health and Environmental Protection took the position that 4G services would involve some increase in the level of non-ionizing radiation the public will be exposed to, and that in order to minimize such increase, 4G deployment should be based on current cell sites or additional outdoor and indoor small cell sites, and should use whenever possible wireline infrastructure so that data traffic shall be carried mostly through wirelines and not cellular infrastructure. The adoption of the inter-ministry team's recommendations, regarding cell site sharing (see " - We may not be able to obtain permits to construct and operate cell sites" above), is a precondition for the deployment of 4G infrastructure. The Ministry of Health further opined that in light of the preventive precaution principle and in order to reduce as much as possible the alleged health risks, 4G usages should be predefined and additional usage, where a landline alternative is available, should be conditioned on further discussion.

If health concerns regarding non-ionizing radiation increase further, or if adverse findings in studies of non-ionizing radiation are published, non-ionizing radiation levels are found to be higher than the standards set for handsets and cell sites or additional requirements or limitations are imposed on the marketing of cellular products or services, we may be subject to health-related claims for substantial sums. Consumers may also be discouraged from using cellular handsets and regulators may impose additional restrictions on the construction and operation of cell sites or handset and accessories marketing and usage. As a result, we may experience increased difficulty in constructing and operating cell sites and obtaining leases for new cell site locations or renewing leases for existing locations, or be exposed to property depreciation claims; and we may lose revenues due to decreasing usage of our services and be subject to increased regulatory costs. We have not obtained insurance for these potential claims. See note 30 to our consolidated financial statements for 2013, included elsewhere in this annual report for additional details on two purported class actions filed against us in that respect. An adverse outcome or settlement of any health-related litigation against us or any other provider of cellular services  could have a material adverse effect on our results of operations, financial condition or prospects.

The unionizing of our employees may prevent us from executing necessary organizational and personnel changes, result in increased costs or disruption to our operation.

In September 2013, we recognized the Histadrut, an Israeli labor union, as the union representing the Company's and Netvision's employees and commenced negotiations regarding a collective employment agreement with the employees' representatives. As a result, our ability to execute organizational and personnel changes is more limited, cumbersome and lengthy and significant management attention, that would otherwise be available for our ongoing business, is directed at the collective employment agreement negotiations and other matters involving the unionization. Although to date, we have not suffered any work stoppages or other disruptions to our operation, an attempt to carry out a material organizational change, may trigger an adverse impact on our services or customer service, fail to be executed or be executed in a materially different way than planned, resulting in substantially lower savings than expected or requiring materially increased employment costs. In addition, a collective employment agreement reached at other companies, in recent years, resulted in a one-time substantial payment as well as an increase in annual employment costs for these companies. Inability to make organizational and personnel changes in due time or at all or under severe limitations, or cumbersome organizational procedures, as well as  work stoppages or other disruption to our operations and limitations on management's discretion, may damage the efficiency and quality of our operations, and may lead to damage to our reputation, increased customer churn, loss of market share and reduced profitability.

We could be subject to legal claims due to the inability of our information systems to fully support our pricing plans.

In order to attract and retain the maximum number of subscribers in our highly competitive market, we design specific pricing plans to suit the various preferences of our types of subscribers such as individuals, families or businesses. We require sophisticated information systems to accurately record subscriber usage pursuant to the particular terms of each subscriber’s plan as well as accurate database management and operation of a very large number of pricing plans.  From time to time, we have detected some discrepancies between certain pricing plans and the information processed by our internal information systems, such as applying an incorrect rebate or applying an incorrect tariff to a service resulting in a higher charge. We have invested substantial resources to refine and improve our information and control systems and ensure that our new pricing plans are appropriately processed by our information systems; we have also taken steps to remedy the identified discrepancies and have established reserves where the discrepancies are quantifiable. Despite our substantial investments, we may experience discrepancies in the future due to the multiplicity of our plans, the frequent changes to our licenses and relevant legislation governing our pricing plans and the scope of the processing tasks. Following our merger with Netvision and the offering of bundles of services of both companies, billing our customers involves information systems of both companies and increases the possibility of errors. While we are in the process of creating one billing and Customer Relation Management, or CRM, systems for both companies, until such process is completed, there is a  risk such discrepancies may occur. Further, while we invest substantial efforts in monitoring our employees and third-party distributors and dealers that market our services, it is possible that some of our employees, distributors or dealers may offer terms and make (or fail to make) representations to existing and prospective subscribers that do not fully conform to applicable law, our licenses or the terms of our pricing plans. As a result of these discrepancies, we may be subject to subscribers’ claims, including class action claims, and substantial sanctions for breach of our licenses or the applicable laws and regulations that may materially adversely affect our results of operations. Further, frequent and multiple changes to our general license and relevant legislation require ongoing changes to our operations, pricing plans and supporting information systems. Such changes increase the risk that our employees, distributors and dealers and our information systems will not fully support such changes. As of January 1, 2013, each discrepancy from the customer's pricing plan, remedied after the customer complained, shall award the customer with predefined damages in an insignificant amount, but may aggregate to substantial amounts if paid to numerous customers on multiple occasions.

We are exposed to, and currently are engaged in, a variety of legal proceedings, including class action lawsuits.

We provide services to millions of subscribers on a daily basis. As a result of the scope and magnitude of our operations, we are subject to the risk of a large number of lawsuits, including class action suits by consumers and consumer organizations, with respect to billing and other practices, such as customer care practices, marketing, including mass media marketing as well as sending commercial messages to customers, data collection and usage practices, offering practices of products and services, including third parties' products and services and practices related to the provision of such services to our customers, such as disclosure requirements. These actions are costly to defend and could result in significant judgments against us. Recent years were characterized by a substantial increase in the number of requests for certification of class actions filed and approved in Israel. In December 2011, a class action was decided against us (we appealed the decision and the Supreme Court annulled such judgment and approved a settlement). In November 2013, another request to certify a lawsuit filed against us as class action was approved. The number of purported class actions filed against us in the last three years amounts to over one third of all purported class actions filed against us since our inception, thereby increasing our legal exposure and our legal costs in defending against such suits, which as a result may materially and adversely affect our financial results. This trend is expected to continue, encouraged also by amendments to the Consumer Protection Law, stricter policy by regulators, amendments to the Communications Law such as regulating "spam" as well as the growing tendency of adopting comprehensive and burdensome regulation for the telecommunications market. This trend is also expected to include higher involvement of consumer organizations (whether by filing such suits, opposing settlement agreements and advocating the filing of lawsuits) and the Advocate General (opposing settlement agreements). Currently, we are engaged in dozens of purported class action suits as a defendant, many of which are for substantial amounts.  Should these requests to certify lawsuits against us as class actions are approved and succeed, this may have a material adverse effect on our financial results. For a summary of certain material legal proceedings against us, see “Item 8 – Financial Information - A. Consolidated Statements and Other Financial Information –Legal Proceedings”.

We employ thousands of employees and are therefore subject to the risk of employee lawsuits, including class action suits by employees.

We are subject to the risk of intellectual property rights claims against us, including in relation to photographs, music, music-related or other content services we purchase from third party content providers. These claims may require us to initiate or defend protracted and costly litigation, regardless of the merits of these claims.  If any of these claims succeed, we may be forced to pay damages or may be required to obtain licenses for the infringing product or service.  If we cannot obtain all necessary licenses on commercially reasonable terms, we may be forced to stop using or selling the products and services.

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

Our operations are dependent on a number of complex technological systems. The offering of bundles of services by us and Netvision, following our merger, increased the number of complex technological systems involved in providing service to our customers and in the billing process of our customers, resulting in some cases in cumbersome procedures, inefficient usage of resources and lack of uniformity.  The occurrence of malfunctions in such complex and ever changing and expanding systems is inevitable. In addition, we are in the process of implementing one billing system and intend to implement one CRM system for both companies, which may result in larger expenditures than anticipated, require significant management attention that would otherwise be available for our ongoing business, or lead to unforeseen operating difficulties and malfunctions, which may lead to loss of revenues, legal claims and regulatory sanctions. We are further substantially expanding the amount of services we outsource in respect of our critical information systems, which could result in an adverse effect on the quality of our customer service, loss of internal knowledge and capabilities and substantially higher dependency on the supplier of such outsourced services, and which may lead to diversion of management attention. For additional details regarding our information systems agreements, see "Item 4. Information on the Company - B. Business Overview - Network and Technology - Information technology". For example, in December 2010, we suffered a major network malfunction, following which we decided to grant our subscribers a substantial refund and were also sued for substantial amounts of purported damages. A malfunction in any of our systems which severely impacts our ability to provide products and services to our customers may result in loss of revenues to us, may adversely impact our brand perception and expose us to legal claims, all of which may adversely affect our results of operations.

Our operations are dependent on various information systems. The unauthorized entry to or disruption of operation of these information systems, including due to cyber attacks, may result in damage to us and our customers. Such damages could include our inability to provide certain services without disruptions, if at all, our inability to bill for services rendered or loss of data to us and our customers, all of which may expose us to legal claims and liabilities.

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

For details regarding a creditors agreement affecting IDB and IDB Development, subject to, among others, the approval of the Ministry of Communications see " - We are a member of the IDB group of companies, one of Israel’s largest and most highly regulated business groups, which may limit our ability to expand our business, to acquire other businesses or raise debt. The effects on us of IDB's pending change of control at IDB are unclear" below.

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

Although our articles of association contain certain provisions that are aimed at reducing the risk that holdings or transfers of our ordinary shares will contravene our license, we cannot entirely control these and other matters required by our license, the violation of which could be a basis for suspending or revoking our license. Our other licenses and Netvision's licenses contain similar restrictions, with the Ministry of Communications' approval required for the transfer of shares representing 5% or more of our  (or Netvision, as the case may be) outstanding share capital. See also “Item 4. Information on the Company – B. Business Overview – Government Regulations ― Our Principal License” and “-Other Licenses” and "Item 4. Information on The Company – B. Business Overview – Netvision".

We may be adversely affected by the significant technological and other changes in the cellular communications industry; network sharing agreements, if approved, may have material adverse effects on our business.

The telecommunications market is known for rapid and significant technological changes and requires ongoing investments in advanced technologies in order to remain competitive. In recent years we have witnessed a growing demand for Internet, content and data through advanced third generation cellular phones, smartphones, modems, tablets and other devices using cellular data that resulted in a rapid growth of data traffic on cellular networks and required cellular operators to upgrade their networks to accord such demand. Transfer of subscribers to Unlimited Packages of services, MVNO hosting services and national roaming on our network, have contributed to the substantially growing demand for data traffic on our network, as well as to voice and text messages. We estimate that data traffic will continue to grow in the future. To meet the growing demand for cellular data traffic, we would be required, among others, to continue our investment in upgrading both our cellular and our transmission network as well as to invest in 4G cellular technologies (Long Term Evolution, or LTE), which will allow larger capacity and higher data speed rates. An LTE network, would require additional substantial investments and the allocation of frequencies for an LTE network. Such allocation to us is not guaranteed when required or at all, including in light of: (1) prior preference given by the Ministry of Communications to new and small competitors in the allocation of additional UMTS frequencies at the September 2010 tender; (2) the fact that we have frequencies that could be used for an LTE network, should we be able to remove our 2G customers from these (although we cannot clear the minimal bandwidth required for an LTE network operation), whereas some operators do not;  (3) the limited amount of available 1800MHz frequencies which cannot support separate LTE networks for all MNO operators; and (4) uncertainties relating to the government's position with respect to the terms and conditions of  the provision of 4G services in Israel. There is no certainty as to the cost of frequencies, if and when allocated to us. The purchase of 4G frequencies may require us to raise additional debt in order to finance such purchase.

Inability to receive additional frequencies in a timely manner to meet our needs or at all and specifically if LTE frequencies are allocated to our competitors and not to us or allocated to us under less favorable terms than to our competitors (including the allocation of higher frequency bands which provide lower-quality coverage and would therefore require us to construct a substantially larger amount of cell sites)  could impair our ability to compete and may require us to cease offering certain products and services we currently offer or change their terms and conditions or make substantial unplanned investments, which may have an adverse effect on our results of operations.

Under our network sharing agreements, the construction, management, operation and maintenance of our 2G, 3G and 4G radio networks will be carried out by a separate newly created entity, equally owned by us and Pelephone. Further, any strategic decisions regarding the LTE network will be made by a joined steering committee for us, Pelephone and Golan, by majority vote. This means that should these agreement be approved and executed, we will  relinquish control over our radio network day to day operation, the employees performing such tasks shall no longer be committed to us and to our customers and decision making will no longer take only our interests and desires into consideration. Should we fail to secure continued quality operation and development of our networks by the separate entity which meets our needs and requests or fail to maintain sufficient knowledge and capabilities internally, this may result in an adverse effect on the quality of our service and coverage, our present or future competitive abilities and ultimately to our results of operations.  Further, the savings expected from our network sharing agreements, if executed, may be preceded by increased levels of costs and investments, necessary for the unifying of cell sites and LTE deployment, which  is expected to  result in decreased profitability for the interim period. The network sharing agreements may also require significant management attention that would otherwise be available for our ongoing business. Further, such unification of cell sites may results in local degradation of service to our customers due to relocation of cell sites which may lead to dissatisfaction among such customers and require us to invest in local solutions, such as repeaters. In addition, should Golan customers use solely our 2G and 3G networks under the network sharing agreements, whereas presently they use both ours and Golan's cell sites, may result in adverse effect on our ability to continue to support the demand for cellular data traffic and market our products and services effectively, more so if we are unable to use Golan's cell sites. For additional details regarding the network sharing agreements see "Item 4. Information on The Company – A. History And Development Of The Company- Our History - Strategic network sharing agreements in 2013" and "- B. Business Overview – Network and Technology - Network and Cell Sites Sharing Agreements".

If we cannot obtain or maintain favorable roaming arrangements, our services may be less attractive or less profitable.

We rely on agreements to provide roaming capabilities to our subscribers in many areas outside Israel. As of December 31, 2013, we had roaming arrangements with 564 cellular providers in 179 countries around the world.  However, we cannot control the quality of the service that they provide and it may be inferior to the quality of service that we provide.  Equally, our subscribers may not be able to use some of the advanced features that they enjoy when making calls on our network.  Some of our competitors may be able to obtain lower roaming rates than we do because they may have larger call volumes.  If our competitors’ providers can deliver a higher quality or a more cost effective roaming service, then subscribers may migrate to those competitors and our results of operation could be adversely affected.  Further, we may not be able to compel providers to participate in our technology migration and enhancement strategies.  As a result, our ability to implement technological innovations could be adversely affected if these overseas providers are unable or unwilling to cooperate with the further development of our network or if they cease to provide services comparable to those we offer on our network.

Inbound roaming to our network is also influenced by our ability to maintain favorable roaming arrangements. The entry of additional UMTS providers has not only increased competition regarding outgoing roaming services but also increased competition on inbound roaming services.

In recent years, roaming tariffs for our subscribers have decreased.   If roaming tariffs continue to decrease including as a result of the increasing competition and/or the changing regulation, this could adversely affect our profitability and results of operations.

Our substantial debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability; regulatory change, market terms and our financial results may affect our possibilities to raise debt.

As of December 31, 2013, our total indebtedness was approximately NIS 5,437 million ($1,566 million), with our net debt at approximately NIS 3,842 million ($1,107 million). For additional details see "Item 5. Operating and Financial Review and Prospects.  – B. Liquidity and Capital Resources – General". The indentures governing our debentures currently permit us to incur additional indebtedness (subject in some case to certain limitations). Our substantial debt could adversely affect our financial condition by, among other things:

·
increasing our vulnerability to adverse economic, industry or business conditions, including increases in the Israeli Consumer Prices Index, or CPI, as  approximately NIS 3,912 million ($1,127 million) is CPI linked;

·	limiting our flexibility in planning for, or reacting to, changes in our industry and the economy in general;

·
requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, thus reducing the funds available for operations and future business development, as well as for dividend distribution; and

·	limiting our ability to obtain, or resulting in less favorable terms and pricing for, additional financing to operate, develop and expand our business or for refinancing existing debt.

In October 2010, the Commissioner of Capital Markets, Insurance and Savings in the Ministry of Finance published a circular instructing institutional investors to follow certain procedures and requirements before investing in non-governmental debentures, including a requirement to verify that certain contractual provisions are included in the indentures of the invested debentures, and to establish a policy for investment in such debentures which will relate among other matters to repayment acceleration rights. Following these procedures, our series F and G indentures dated March 2012 include such limitations and covenants, including a covenant not to issue additional debentures if it involves a rating downgrade, certain financial covenants, negative pledge, cross default, limitation on the distribution of dividends, obligation to pay additional interest in case of certain rating downgrades (which occurred under our series F and G debentures, in June 2013). These limitations are expected to apply to any additional debt raised by us. In August 2013, the Commissioner of Capital

Markets, Insurance and Savings in the Ministry of Finance published a continuance circular generally providing example terms to be included in indentures. For details regarding such limitations and covenants see "Item 5. Operating and Financial Review and Prospects.  – B. Liquidity and Capital Resources – Debt Service". These procedures, limitations and covenants limit our freedom to conduct our business, may impose additional costs on us and may limit our ability to raise additional debt from Israeli institutional investors as well as adversely affect the terms and price of such debt raising.

During 2011, 2012 and 2013, we suffered a significant decrease in our operating results following certain regulatory changes, intensified competition and price erosion (see "Item 4. Information on the Company – B. Business Overview –Competition", "-Mobile Virtual Network Operators" and "-Additional UMTS Operators") whereas our net debt has increased . For additional details see "Item 5. Operating and Financial Review and Prospects  – B. Liquidity and Capital Resources – Debt Service". In May 2012 and in June 2013, the rating of our debentures was downgraded due to increased leverage and competitive pressure. This and any further downgrade in our rating, and any adverse change in our financial results, including any increase in our net leverage (defined in our series F and G indentures as the ratio of net debt to EBITDA during a period of 12 consecutive months, excluding onetime influences), may adversely affect the terms and price of debt raised, particularly through the issuance of debentures to institutional investors, which, given the limitation on the ability of Israeli banks to lend money to us pursuant to the “Guidelines for Sound Bank Administration” issued by the Israeli Supervisor of Banks (as we are a member of IDB’s group of borrowers), may limit our ability to obtain additional financing to operate, develop and expand our business or to refinance existing debt.

See also the law for the promotion of competition and the mitigation of concentration under "Risks Relating to Our Ordinary Shares - Legislation in Israel affecting corporate conglomerates, could adversely affect us" below, which may adversely affect our possibilities of raising debt from Israeli institutional investors.

Our business results may be affected by currency fluctuations, by our currency hedging positions and by changes in the Israeli Consumer Price Index.

A portion of our cash payments are incurred in, or linked to, foreign currencies, mainly U.S. dollars.  In particular, in 2011, 2012 and 2013, payments denominated in, or linked to, foreign currencies, mainly U.S. dollars, represented approximately 39%, 36% and 24%, respectively, of our total cash outflow (including payments of principal and interest on our debentures, but excluding one-time payments in 2011 associated with the acquisition of Netvision). These payments included capital expenditures, some cell site rental fees, payments to equipment suppliers including handset suppliers and part of our dividend payments. As almost all of our cash receipts are in NIS, any devaluation of the NIS against those foreign currencies in which we make payments, particularly the U.S. dollar, will increase the NIS cost of our foreign currency denominated or linked expenses and capital expenditures.

Furthermore, since the principal amount of and interest that we pay on our Series B, D and F debentures, are linked to the Israeli CPI, any increase in the Israeli CPI will increase our financing expenses and could adversely affect our results of operations. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service" for details.

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

In February 2006, we adopted a dividend policy targeting a payout ratio of at least 75% of our net income in each calendar year, subject to any applicable law, our license and contractual obligations and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. Our series F and G indentures dated March 2012 contain a covenant not to distribute more than 95% of the profits available for distribution according to the Israeli Companies Law 1999, or Companies Law, or Profits.  Moreover, under such indentures, if our net leverage (defined as the ratio of net debt to EBITDA during a period of 12 consecutive months, excluding certain one-time effects) exceeds 3.5:1, we may not distribute more than 85% of our Profits and if our net leverage exceeds 4.0:1, we may not distribute more than 70% of our Profits. For additional details see "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service ". In addition, our license requires that we and our 10% or more shareholders maintain at least $200 million of combined shareholders’ equity. Dividend payments are not guaranteed and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends or to pay dividends at a ratio to net income that is less than that paid in the past. In 2010 and 2011 our Board of Directors declared dividends constituting as much as 95% of our net income and in some cases, part of our retained earnings from earlier periods as well. In respect of 2012 and 2013, a dividend was declared for the first quarter of 2012 and third quarter of 2013 only, constituting 75% of our net income, and part of our retained earnings from earlier periods, respectively, whereas for the second, third and fourth quarters of 2012 and the first, second and fourth quarters of 2013, our board of directors chose not to declare dividends, given the intensified competition and its adverse effect on our results of operations and in order to strengthen our balance sheet. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy”.

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

We depend upon a small number of suppliers to provide us with key equipment and services. For example, Nokia Siemens Israel provides our network system based on GSM/GPRS/EDGE technology, our UMTS/HSPA core system, part of our radio access network and related products and services, and our landline New Generation Network system, or NGN system; LM Ericsson Israel supplies part of our radio access network and related products and services based on UMTS/HSPA technology; Amdocs Israel provides us with services with respect to the operating of, and the implementation of developments to our existing billing system, including the development of a new version to include both our and Netvision's billing; Alcatel Lucent provides our Carrier Ethernet network and SDH equipment for our transmission network; and Be’eri Printers provides our printing supplies and invoices as well as the distribution, packaging and delivery of invoices and other mail to the postal service distribution centers. In addition, we lease a small portion of our transmission capacity from Bezeq, the incumbent landline operator. Should an effective landline wholesale market materialize and should we enter an agreement for the purchase of broadband infrastructure services with IBC, we may acquire services from Bezeq, Hot and IBC in order to provide internet infrastructure IPTV and landline telephony services to our customers at competitive prices, in which case we would be dependent on Bezeq, Hot  and IBC for such services. Bezeq has experienced labor disputes, including stoppages, during the privatization process and liberalization of the landline market, Hot has experienced labor disruptions, during a unionization attempt in the last year and  the IEC's (one of IBC owners) employees have been reported to delay IBC's operation until their demands are met and additional disruptions, stoppages and slowdowns may be experienced in the future and adversely affect our operations. If these suppliers fail to provide equipment or services to us that meet requisite quality standards or on a timely basis, we may be unable to provide services to our subscribers in an optimal manner until an alternative source can be found, which may result in loss of customers and revenues or place our license  at risk of revocation for failure to satisfy the required service standards.

In addition, our handset sales have been dominated in recent years by Apple and Samsung products, representing over half of our handset sales. See "Item 4. Information on the Company - B. Business Overview - Handsets" for additional details. Should any of these suppliers (Samsung through its official importer to Israel – Suny Communications (1994) Ltd., or Suny, with its affiliate Scailex Corporation Ltd., or Scailex, are part of Partner's controlling shareholders) refuse to sell handsets to us, condition such sales on unfavorable terms and conditions or provide our competitors more favorable terms and conditions, or if these suppliers fail to produce successful and desirable products when no equivalent alternatives are available, this could have a material adverse effect on our handset sales and results of operations.

Our investment in new businesses involves many risks.

We have invested and expect to continue to invest in exploration and development of new business opportunities in order to extend and complete our capabilities and offerings,  such as our OTT TV solution, which is in the final stages of development. Such endeavors may involve significant risks and uncertainties, including shift of management attention from our ongoing business, loss of focus of our sales and marketing efforts on our main businesses due to attention given to new businesses, insufficient revenues to offset liabilities assumed and expenses associated with these new investments, inadequate return of capital on our investments, and unidentified issues not discovered in our due diligence of such strategies and offerings, such as unforeseen operating difficulties and large expenditures. Because these new ventures are inherently risky, no assurance can be given that such strategies and offerings will be successful and will not materially adversely affect our reputation, financial condition, and operating results. Moreover, entry into such new ventures may trigger increased competitive pressure by the incumbent providers of competing services on our core business, aiming at preventing our efforts to compete with them at the relevant market.

We are a member of the IDB group of companies, one of Israel’s largest and most highly regulated business groups, which may limit our ability to expand our business, to acquire other businesses or raise debt. The effects on us of IDB's pending change of control at IDB are unclear.

We are an indirect subsidiary of IDB, one of Israel’s largest and highly regulated business groups. In January 2014, the Israeli court approved a creditors' arrangement for IDB, under which if implemented) IDB Development (currently its wholly owned subsidiary) would be controlled by the Elzstain - Extra group, led by Mr. Eduardo Elzstain (who as of December 31, 2013, held 10% of the outstanding share capital of a private company that was among the then controlling shareholders of IDB - see the recent developments described in Item 7A below) and Mr. Mordechai Ben Moshe. The creditors' arrangement is subject to receipt of requisite approvals under applicable law including, among others, by the Ministry of Communications and the Commissioner of Capital Markets, Insurance and Savings in the Ministry of Finance. Subsequently, Mr. Nochi Dankner and Ganden Holdings Ltd. (IDB's controlling shareholders as of December 31, 2013) filed a request to annul the court's approval to the creditors' arrangement for IDB and also filed an appeal against such decision to the Supreme Court. We are unable to predict the  effect on us of the above pending creditors' arrangement and resultant change of control in IDB, if implemented, and as such, IDB's financial condition could have an adverse effect on our debentures rating or ability to raise additional debt, or on the terms of any debt raised.

In addition, pursuant to the “Guidelines for Sound Bank Administration” issued by the Israeli Supervisor of Banks, the amount that an Israeli bank may lend to one group of borrowers and to each of its six largest borrowers is limited.  Since we are a member of IDB’s group of borrowers, these guidelines may limit the ability of Israeli banks to lend money to us.

Due to the limited size and high level of regulation of the Israeli market, and the communications market in particular, our being a member of the IDB group of companies may limit our ability to expand our business in the future, form joint ventures and strategic alliances and conduct other strategic transactions with other participants in the Israeli communications market. See also the law for the promotion of competition and the mitigation of concentration under "Risks Relating to Our Ordinary Shares - Legislation in Israel affecting corporate conglomerates, could adversely affect us" below, which may have an adverse effect on our business.

We are controlled by a single shareholder who can significantly influence matters requiring shareholders’ approval.

As of December 31, 2013, DIC held, directly and indirectly, approximately 41.89% of our outstanding share capital. Pursuant to shareholders agreements among DIC and certain of our minority shareholders, who in the aggregate own approximately 3.43% of our ordinary shares, DIC has been granted the voting rights in respect of those shares. In addition to DIC’s shareholdings and such additional voting rights, it has the right to appoint the 20% of our directors that we are required by our license and articles of association to have appointed by Israeli citizens and residents among our founding shareholders. Accordingly, subject to legal limitations, DIC has control (as the term "control" is defined in the Israeli Securities Law; namely the ability to direct a company's activities) over all matters requiring shareholder approval, including the election and removal of our directors (other than external directors) and the approval of significant corporate transactions. This concentration of ownership could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.

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

Netvision is subject to regulation of its ongoing operations and could therefore be significantly impacted by decisions of regulators, changes in laws, regulations or government policy affecting its business activities.  The uncertainties and risks surrounding the regulatory framework of the Israeli telecommunications market, some of which we are currently unable to foresee or assess, could negatively affect Netvision's business and prospects. Netvision's operations in the ISP services, landline telephony and ILD services are highly regulated. A change in the competitive structure of the market or a change in the regulation on structural separation of different types of services may adversely affect Netvision's results of operations and its ability to compete with other large players in the market, such as Bezeq and Hot. The annulment of Early Termination Fees in the landline and ISP markets in November 2011 has increased competition as it has eliminated transfer barriers and resulted in increased churn rate and gross recruitment of subscribers and price erosion.

A policy paper in relation to the wholesale market of landline services in Israel published by the Ministry of Communications has called for the annulment of certain structural limitations currently imposed on the Bezeq and Hot groups (and possibly others), following the execution of a wholesale agreement with another operator which has a significant market share. As negotiations failed, we are awaiting the MOC's decision as to wholesale prices (a hearing to that effect was published by the MOC in January 2014). Further, a hearing published by the MOC in October 2013, regarding a change to the ILD services Regulation, proposes, among other things, to annul the current limitation preventing landline and cellular operators from providing ILD services themselves (rather than through a separate corporation). If such change is adopted and applied to the Bezeq and Hot groups, it will result in the annulment of the current structural limitations on these groups, in relation to the ILD services, even before a landline wholesale market is created, and could result in substantial loss of market share for Netvision (and other ILD providers which are not subsidiaries of Hot and Bezeq), in light of their dominance in the landline market. Further, in November 2013, the Israeli Antitrust Commissionaire published a draft of the terms under which it is considering approving a merger between Bezeq and Yes, Bezeq's subsidiary providing multichannel pay-TV, for the public's comments. Such merger, if approved, may increase Bezeq's ability and interest to favor its own subsidiary over other IPTV providers which are both dependent on Bezeq's infrastructure and competitors of its subsidiary, including by more favorable services, prices and service and may, should we decide to launch an IPTV service, adversely affect Netvision/our ability to offer a bundle of services including competitive IPTV services.  Entry of additional competitors into the markets in which Netvision operates, facilitated by an effective wholesale market and the proposed unified license, may also increase competition in these markets. For additional details see "Item 4. Information on the Company - B. Business Overview – Competition", "-Government Regulation – Other Licenses – Possible Unified License", "-Government Regulations – Landline" and "Nevision - Telephony Business – Regulation".

 Permitting telecommunications companies to offer bundled services and annulment of structural separation and supervision of Bezeq's tariffs may have a material adverse effect on Netvision's results of operation by enabling increased competition in the markets in which Netvision operates, specifically by approaching Netvision's customers in the ISP and landline markets which are Bezeq or Hot's customers in the internet infrastructure market. Moreover, it could specifically give a competitive edge to Bezeq and Hot, whose existing infrastructure and ability to offer bundled services may significantly harm Netvision's competitive position. Bezeq and Hot have the advantage of owning their own infrastructure and the ability to offer landline, international telephony and ISP services, as well as multichannel television independently of any third party support, unlike Netvision. Bezeq and Hot offer bundles of services under certain conditions. Annulment of these conditions and the structural separation, would provide Bezeq and Hot with additional advantage over other service providers such as Netvision that do not own their own infrastructure, given their success in creating a bundle perception to the public, despite the current limitations. Further, the offering of services by the Bezeq and Hot groups at tariffs significantly lower than prevailing market tariffs or than our costs for these services, such as by cross subsidizing with other services in which they have the capacity to monopolize the market, or by providing us inferior services than those provided to their subsidiaries, or at higher prices, could also significantly harm Netvision's competitive position as it could decrease demand for Netvision's services or lead Netvision to offer its services at  a loss. Further, as Netvision is dependant on Bezeq and Hot's infrastructure to provide its services on the one hand, and is competing with them on the provision of ISP, ILD and landline services to end-users, on the other hand, price erosion of ISP services would lead to increased demand for greater bandwidth and would require Netvision to increase the capacity it purchases from Bezeq and Hot, while its revenues would be decreasing. This could also have a material adverse effect on Netvision's results of operations.  In February 2012, Hot began offering ISP services and has done so at tariffs significantly lower than prevailing market prices and both Bezeq and Hot have significantly lowered their internet infrastructure services tariffs to end-users and are vigorously promoting wider bandwidth to end-customers. This has led to a significant decrease of ISP tariffs.   See "Item 4. Information on The Company –B. Business Overview – The Communications Market in Israel - Communications Groups – Structural Separation",

"– Competition", "-Government Regulations – Landline", and "Nevision - ISP Business - Competition" and "Nevision - Telephony Business – Competition".

In August 2013, I.B.C. Israel Broadband Company (2013) Ltd., or IBC, a company owned by the Israeli Electric Company, or IEC, and an international group led by Via Europa, received licenses for the provision of broadband infrastructure services on the IEC's optic fibers infrastructure to other licenses holders as well as directly to large business customers. As a result, IBC will be competing with Netvision in the business market. IBC further condition its services, among other requirements, with the demand that end users be able to purchase services from license holders purchasing its broadband infrastructure, through IBC's internet portal, where they will be able to compare license holders offers (such offers are to be reported in advance to IBC for that purpose) and transfer between them through such internet portal. Such portal is expected to increase the competitive pressures in the ISP and landline services and lead to further price erosion.

The entry of Hot Mobile and Golan into the ILD market in the second half of 2012 and the beginning of 2013, respectively and the inclusion of ILD services in bundles of services provided by both landline and cellular operators, had an adverse effect on Netvision's results of operations, as customers chose to obtain their ILD services from their cellular or landline's ILD subsidiary, rather than from Netvision's. This trend is expected to continue to adversely affect Netvision's results of operations, particularly if the proposed changes to the ILD regulation detailed above are adopted with regard to Bezeq and Hot.

In addition, in November 2011 the Ministry of Communications published in a hearing about proposed regulation of the underwater international telecommunications connection from Israel that would impose certain limitations on agreements with Mediterranean Nautilus Ltd. and Mediterranean Nautilus (Israel) Ltd., or collectively Med Nautilus, Netvision's provider, which would limit the discounts and capacity Med Nautilus may provide. Adoption of such changes may harm Netvision's results of operations and competitive position by forcing Netvision to purchase capacity at less favorable prices.

Netvision is exposed to risks relating to network infrastructure and information systems and is dependent on services it receives from its external suppliers; integration of Netvision's information systems may cause us operating difficulties and expenditures.

Netvision does not own an independent network for providing the services it offers to its customers. Therefore, Netvision is dependent on its infrastructure providers, such as Med Nautilus, which provides underwater international telecom connections, and Bezeq and Hot, which provide broadband connectivity and wireline infrastructure. In some cases, these providers are virtually the sole providers of such infrastructure and cannot be replaced. Should a landline wholesale market materialize, Netvision's dependency on Bezeq and Hot would increase, as Netvision would need to acquire additional services from them for the provision of internet infrastructure, as well as for the provision of IPTV services at competitive prices to its customers. Should we enter an agreement for the purchase of broadband infrastructure services with IBC, Netvision would be dependent on IBC for such services. Netvision is also dependent on foreign telecommunications operators for its international ISP and telephony communications. Therefore, termination or amendment of terms of an agreement with any of the infrastructure providers or with some of the foreign operators at once, disruption in or refusal to provide such infrastructure services, as well as regulatory changes affecting the terms of infrastructure services that Netvision receives, may have a material adverse effect on Netvision's ability to provide its services to customers or the profitability of providing such services.

Netvision's operations are dependent on various information systems. The unauthorized entry to or disruption of operation of these information systems, including due to cyber attacks, may result in damage to Netvision and its customers, including due to inability to provide certain services or provide them with disruptions or inability to bill for services rendered, loss of data of Netvision or that of its customers stored with Netvision, all of which may expose Netvision to legal claims and liabilities. Further, any successful attacks on Netvisions' customers' information systems, protected by Netvision's data security products, may also expose Netvision to legal claims and liability.

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

In recent years there has been a decline in use of ILD services through international operators such as Netvision. This is due to, among other things, the development of alternate technologies, such as VoIP, which enable international calls without the services of international operators. These technologies also pose an alternative to landline communications. If this trend continues and alternate technologies improve or if new ones are developed, competition in the market will increase, which may have a material adverse effect on Netvision's results of operations.

Risks Relating to Operating in Israel

We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel.

Our operations, our network and some of our suppliers are located in Israel.  Accordingly, political, economic and military conditions in Israel may directly affect our business.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon). Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and could make it more difficult for us to raise capital.  A substantial part of our network and information systems is located within range of missile strikes from the Gaza Strip and Lebanon. Any damage to our network and/or information systems would damage our ability to provide service, in whole or in part, in the southern or northern part of Israel or otherwise damage our operation and could have an adverse effect on our business, financial condition or results of operations.

More generally, any armed conflicts, terrorist activities or political instability in the region would likely negatively affect business conditions and could harm our results of operations, including following termination of such conflicts, due to a decrease in the number of tourists visiting Israel.  Since the end of 2010 several countries in the region, including Egypt and Syria, have been experiencing increased political instability, which led to changes in government in some of these countries, the effects of which are currently difficult to assess.  In addition, Iran has threatened to attack Israel and is widely suspected to be developing nuclear weapons.  Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may affect Israel and us.

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

The Communications Law grants the Prime Minister of Israel the authority, for reasons of state security or public welfare, to order a telecommunications license holder to provide services to security forces, to perform telecommunications activities or to establish a telecommunications facility as may be required for the security forces to carry out their duties. Further, the Israeli Equipment Registration and IDF Mobilization Law, 1987, also permits the registration of engineering equipment and facilities and the taking thereof for the use of the Israel Defense Forces. This law further sets the payment for use and compensation for damages caused to the operator as a result of such taking. Our general license also permits the Israeli Government, during national emergencies or for reasons of national security, to take all necessary actions in order to ensure state security, including taking control of our network, and requires us to cooperate with such actions. If national emergency situations arise in the future and if we are to be subject during such time to any of the foregoing actions, this could adversely affect our ability to operate our business and provide services during such national emergencies and adversely affect our business operations. Our other licenses and Netvision's licenses (excluding our ISP licenses) contain similar restrictions. See also “Item 4. Information on the Company – B. Business Overview – Government Regulations ― Our Principal License”, “Other Licenses” and "– Netvision".

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

Our largest shareholder, DIC, holds approximately 41.89% of our outstanding ordinary shares, as of December 31, 2013. The market price of our ordinary shares could decline as a result of future sales by DIC or other existing shareholders or the perception that these sales could occur. DIC sold approximately 5% of our outstanding shares outside the United States in 2011 and approximately 1.7% of our outstanding shares in 2013. Sales may be made pursuant to a registration statement, filed with the U.S. Securities and Exchange Commission, or the SEC, pursuant to the terms of a registration rights agreement or otherwise, or in reliance on an exemption from the registration requirements of the Securities Act, including the exemptions provided by Rule 144 or Regulation S. Any decline in our share price could also make it difficult for us to raise additional capital by selling shares.

In addition, under our option plan, options are subject to vesting schedules but vesting will be accelerated upon certain events including any sale or other disposition, of all or substantially all, of the outstanding shares of us. As of December 31, 2013 we had  2,965,964 shares reserved for issuance upon the exercise of options. See "Item 6. Directors, Senior Management and Employment – E. Share Ownership – 2006 Share Incentive Plan".

New legislation in Israel affecting corporate conglomerates, could adversely affect us.

In December 2013, the law for the promotion of competition and the mitigation of concentration  was enacted by the Israeli parliament. The law, in material part: (1) imposes limitations on the holdings by a significant corporation that is not in the financial sector in a significant corporation in the financial sector or the holdings of both kinds of corporations under common control and on the possibility of serving as a director in both a significant non-financial corporation and a significant financial corporation; (2) imposes a two layer limitation on the total number of  reporting corporations (layers) in pyramidal structure (for existing pyramidal structures of three layers - after a transition period of six years and of four layers – after a transition period of four years); (3) strengthens the corporate governance rules applicable to public companies in Israel, and sets additional limitations on certain transactions in which a controlling shareholder has a personal interest, strengthens the independence requirements of external directors and requires that within six months and during the said transition period in companies that are third layer and up in a pyramidal structure -  the majority of the board of directors be independent, as defined in the Israeli Companies Law, and that the number of external directors be half the number of the company's directors less one (rounded upward) but not less than two (such external directors to be nominated by a shareholders meeting that shall take place within additional three months); (4) authorizes the Israeli Minister of Finance or bodies authorized by it to set limitations regarding the aggregate credit that may be provided by financial institutions to a corporation or a business group (defined as a controlling shareholder and the corporations under its control); and (5) sets additional procedures including involving the committee of mitigation of concentration designated to take into consideration competitive and control concentration factors prior to any allocation of rights in public assets (including in the communications field) by the relevant governmental authorities. The IDB group is a pyramidal structure. Prior to the closing of the creditors' arrangement in IDB, the IDB group has more than three layers of companies and we are a fourth layer company in the pyramidal structure of the IDB group. Following such closing, we shall become a third layer company in the pyramidal structure of the IDB group. Accordingly, the law will require us to change the composition of our board of directors. In addition, the new procedures set in the law in relation to allocation of rights in public assets, could have an adverse effect on our ability to renew our cellular license and receive additional frequencies. The law may also adversely affect our ability to raise debt or other aspects of our business.

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

We hold one of the five general licenses to provide cellular telephone services in Israel. To date, eleven MVNO licenses have been awarded, of which five MVNOs commenced operation. Our cellular license was granted by the Ministry of Communications in 1994 and is valid until 2022.

In February 2007 we listed our shares on the NYSE and in July 2007 we dual listed our shares on the Tel Aviv Stock Exchange, or TASE, and began applying the reporting leniencies afforded under the Israeli Securities Law to companies whose securities are listed both on the NYSE and the TASE.

DIC, a subsidiary of IDB, currently directly and indirectly holds approximately 41.89% of our share capital and the voting rights in respect of an additional approximately 3.43% of our share capital.

As of the date of this Annual Report on Form 20-F, there has been no indication of any public takeover offer by any third party, in respect to our ordinary shares, or by us, with respect to another company’s shares.

Acquisition of Netvision Ltd. during 2011

On August 31, 2011, we completed the acquisition of 100% of the share capital of Netvision for a total consideration of approximately NIS 1.57 billion ($452 million) pursuant to a merger agreement dated June 15, 2011, by and among our Company, Netvision and a wholly owned subsidiary of our Company, which we formed solely for effecting the merger transaction. Following the consummation of the merger transaction, Netvision became a wholly owned subsidiary of our Company.

Since prior to the merger transaction, the IDB Group controlled both Netvision and us, the merger transaction was approved as a related party transaction under Israeli law. For further details, see Item 7. B "Related Party Transactions".

Netvision is a leading company in the Israeli telecommunications market and is engaged in two primary businesses: provision of internet connectivity and related services (ISP); and provision of telephony services consisting mainly of international calling services, operator services, teleconferencing services and landline telephony services. Netvision's ISP and ILD licenses were granted by the Ministry of Communications in 1994 (and replaced in 2002) and 1997, respectively and are valid until 2017 and 2025, respectively. In addition, Netvision is engaged in other areas such as custom internet applications and data security products. For further details, see "Item 4.B - Business Overview - Netvision".

2012: A year of radical adverse changes

Following the negative changes we encountered in 2010-2011 due to regulatory pressures, 2012, particularly the second half of 2012, was characterized by additional radical changes in market conditions, which, in turn, resulted in radical adverse effects on our results of operations. The entry of additional competitors in mid 2012 offering Unlimited Packages for substantially lower tariffs than market level at that time, has dramatically increased the competitive pressure, leading the market to offer competing Unlimited Packages with a focus on price at the expense of service quality and resulting in substantial price erosion and decreased profitability for us, which led to a decrease in our net income, operating profit and EBITDA for 2012 by 35.6%, 30.7% and 19.1%, respectively, in comparison to 2011. These trends have continued into 2013, leading to a decrease in our net income, operating profit and EBITDA by 45.8%, 33.9% and 23.8%, respectively, in comparison to 2012. Although our results of operation in the second through fourth quarters of 2013 reflect certain steadiness, those trends are expected to continue to further adversely affect our results of operations. See Item 3. Key Information – D. Risk Factors – Risks Related to our Business - We face intense competition in all aspects of our business" and "Item 4. Information on the Company - B. Business Overview – Competition" for additional details.

During 2012 and 2013, we continually implemented aggressive efficiency measures in order to mitigate those adverse effects. Our efforts to adjust our group's operations to changing market conditions included aggressive reduction of head count, reduction and integration of units, adjustment of procedures, reduction of expenses and investments, reduction of our sales and service lineup, including by closing and uniting points of sale and walk in centers and eliminating duplicates, reducing call centers and transferring to more cost effective distribution channels, transferring units to other locations in order to save expenses, cutting our investment in advertising and substantially reducing the amount of calling plans offered to our customers and focusing on Unlimited Packages. Those measures led to an annual saving run rate of approximately NIS 640 million, based on comparison of fourth quarter 2013 with fourth quarter 2011 expenses. We intend to continue to implement organizational and personnel changes in our continued effort to mitigate the adverse effects of the increased competition in all areas in which operate. We cannot guarantee the success of these measures, including given the recent organization of our and Netvision's employees under a representing labor union.

Strategic network sharing agreements in 2013

The end of 2013 was marked by two strategic agreements between two groups of MNOs: In November 2013, Partner and Hot Mobile announced a network sharing agreement for a term of 15 years, according to which the two companies will create a 50%-50% joint venture to operate and develop a cellular network that will be shared by both companies, which is currently subject to regulatory approvals; and in December 2013, we entered an agreement with Pelephone and Golan for the construction and operation of a shared 4G radio network, with costs to be generally divided equally among the three operators, and an agreement with Pelephone for the sharing of passive elements of cell sites for existing networks, with costs to be generally equally divided between Pelephone and us,  both for a period of at least 15 years. Under a third agreement, we agreed to provide Golan an Indefeasible Right of Use ("IRU") to our 2G and 3G radio networks for at least five years, which replaces our current national roaming agreement. All agreements are subject to the approval of the Ministry of Communications and the Israeli Antitrust Commissioner. We can provide no assurance that such approvals will be granted, and if so, under what conditions.

Such sharing agreements, if approved and executed, are expected to result, in a few years, in material operating expense and capital expenditure savings, which in turn may further increase the intense competition in the cellular market. However, our 2G and 3G network sharing agreement with Golan, if approved, would entail substantial decrease of our annual hosting revenues from Golan. For additional details see “Item 3. Key Information – D. Risk Factors – Risks Related to our Business – We face intense competition in all aspects of our business” and "Item 4. Information on The Company – B. Business Overview – Network and Technology - Network and Cell Sites Sharing Agreements".

Principal Capital Expenditures

Our accrual capital expenditure in 2011, 2012 and 2013 amounted to NIS 520 million, NIS 537 million and NIS 384 million, respectively. Accrual capital expenditure is defined as investment in fixed assets and intangible assets, such as spectrum licenses, rights of use of communications lines, UMTS networks' enhancement and expansion and development of new products and services during a given period.

B.	BUSINESS OVERVIEW

General

We are the largest provider of cellular communications services in Israel based upon number of subscribers and estimated market share as of December 31, 2013. Upon launch of our services in 1994, we offered significantly lower prices for cellular communications services than the incumbent provider and transformed the nature of cellular telephone usage in Israel, turning it into a mass market consumption item. We surpassed the incumbent cellular operator and became the market leader in terms of number of subscribers in 1998 and, despite the entry of additional competitors, we have continued since then to have the highest number of subscribers. As of December 31, 2013, we provided services to approximately 3.092 million subscribers in Israel with an estimated market share of 30.6%. Our closest competitors had estimated market shares of 29.1% and 26.3%, respectively. Hot Mobile was estimated to have a market share of 8%, Golan was estimated to have a market share of 4.1% and the MVNOs  together, were estimated to have a market share of 1.9%. In the year ended December 31, 2013, we generated revenues of NIS 4,927 million ($1,419 million), EBITDA of NIS 1,335 million ($385 million), and operating income of NIS 651 million ($188 million). See note 2 to the table in “Item 3. Key Information – A. Selected Financial Data” for a definition of EBITDA. In 2011, our results of operations were adversely affected by regulatory changes, mainly the reduction of interconnect fees and the increased competition following the reduction of Early Termination Fees. In 2012 and 2013 our results of operations were even more adversely affected by the increased competition following the launch of UMTS services by Hot Mobile and Golan in May 2012, which led to accelerated price erosion as well as increased churn rate. Although our results of operation in the second through fourth quarters of 2013 reflect certain steadiness, we estimate that the intensified competition will continue to adversely affect our results in the future.  See "Item 5. Operating and Financial Review and Prospects.  – A. Operating Results – Overview –General ".

We offer a broad range of cellular services through our cellular networks covering substantially all of the populated territory of Israel. These services include basic and advanced cellular telephone services, text and multimedia messaging services and advanced cellular content and data services. We also offer international roaming services in 179 countries as of December 31, 2013. We offer our subscribers a wide selection of handsets from various leading global manufacturers, as well as extended warranty and repair services on most handsets we offer. We also offer landline transmission and data services to business customers and telecommunications operators and, since July 2006, we offer landline telephony services.

Following the completion of the acquisition of Netvision in 2011, we expanded the range of our telecommunications services and offer, through Netvision, ISP services to private and business customers and additional telephony services, such as international calling services, landline telephony services to the business and private sectors and teleconferencing services. We also provide through Netvision additional services such as, cloud services and data protection products solutions based on products and services offered by third party vendors. For further details on Netvision's business and operations, see "- Netvision" below.

We sell our various cellular services on a stand-alone basis or bundled with certain other services offered by Netvision and us.

The following table presents our number of cellular subscribers and revenues for each of the last five years:

	Year Ended December 31,
	2009	2010	2011	2012	2013
Cellular subscribers (end of period) (in thousands)(1)	3,292	3,394	3,349	3,199	3,092
Revenues (in NIS millions)	6,483	6,662	6,506	5,938	4,927

(1)
Subscriber data refers to active cellular subscribers.  We use a six-month method of calculating our cellular subscriber base, which means that we deduct subscribers from our cellular subscriber base after six months of no revenue generation and activity on our network by or in relation to the post-paid subscriber and no revenue generating calls or SMS for pre-paid subscriber. The six-month method is, to the best of our knowledge, consistent with the methodology used by other cellular providers in Israel. During the fourth quarter of 2011, we removed approximately 52,000 subscribers from our subscribers base, which included subscribers using our TDMA network who had not requested a transfer to our other networks following the shutdown of our TDMA network as of December 31, 2011, and subscribers who ceased using our services following a change to our policy which previously allowed subscribers to change from post to prepaid subscription as a result of the reduction of Early Termination Fees in the cellular market in early 2011. These changes affected other key performance indicators. In the fourth quarter of 2012, we removed approximately 138,000 M2M (machine to machine) subscribers from our subscriber base, following an addition of a revenue generation criterion of at least NIS 1 of accumulated revenues over the six months period, for M2M subscribers, to our cellular subscribers calculation policy. This means that any M2M subscriber generating less than NIS 1 of accumulated revenues or unable to reach that sum contractually, will not be counted as a subscriber. This change had an immaterial effect on our ARPU for 2012. In the fourth quarter of 2013 we removed approximately 64,000 subscribers from our subscribers base, following a change to our prepaid subscribers counting mechanism. As a result of such change, we add a prepaid subscriber to our subscribers base only upon charging a prepaid card and remove them from our subscribers base after six months of no revenue generating calls or SMS. Following each of these changes, we have not restated prior subscriber data to conform to such changes.

The Telecommunications Industry in Israel

The following table sets forth selected macro statistics about Israel at and for the year ended December 31, 2013:

Population (millions, at end of year)	8.1
GDP ($ billions) (1)	292
GDP per capita ($ 000) (1)	36.1
Exports of goods & services ($ billions) (1)	94
CPI change	1.8%
Long-term local currency sovereign credit rating by S&P	A+(Stable)
Unemployment rate (average for nine months ending September 2011)	6.3%

(1) 2013 forecast, translated to USD based on the average representative rate of exchange for the year

Source: Central Bureau of Statistics, Ministry of Finance of Israel, and Bank of Israel.

The size of Israeli telecommunications revenues in 2012 was approximately NIS 26 billion.  Telecommunications services consist of several segments, which are highly competitive. Of the total telecommunications revenues in 2012, approximately 51% was comprised of cellular services, approximately 29% was local landline voice and Internet access services, approximately 5% was international voice services, approximately 15% was multichannel television services. These figures have changed substantially in 2012, reflecting a downsizing of the overall revenues in the cellular market, as a result of the increased competition and accelerated price erosion. For additional details, see "Item 4. Information on the Company – B. Business Overview – Competition". Cellular spending in 2013 was approximately 1.3% of GDP, in line with developed European economies and the United States.

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

Communications groups – structural separation

The Israeli telecommunications market is currently dominated by four communications groups: Bezeq, Hot, Partner-012 Smile and Cellcom–Netvision . See "-Cellular Services and Products" below for additional details. Each of the Bezeq and Hot groups are subject to certain structural separation requirements as a result of being the incumbent and monopoly in their respective core business – landline and multichannel television services. That structural separation was relaxed in 2010, allowing Bezeq and its subsidiaries to offer a bundle of services under certain conditions to private customers (including the condition that each of the services in the Bezeq bundle will be available for sale separately under the same terms as in the bundle; and the requirement that Bezeq allows its competitors to participate in a similar bundle  - if it includes ISP, VOB or ILD services - under the same terms and equally markets such bundles as its own bundle (the second requirement does not apply to the sale of the bundle by a subsidiary of Bezeq)), and with respect to business customers as well, in July 2012. The offering of a bundle of services, including cellular services by another group, will relax the conditions under which Bezeq may provide a similar bundle. We have offered a bundle of services, including cellular services since mid-2012 and Bezeq had offered a bundle of services, including cellular services, for a short period thereafter. Further, in November 2013, the Israeli Antitrust Commissionaire published a draft of the terms under which it is considering approving a merger between Bezeq and Yes, Bezeq's subsidiary providing multichannel pay-TV for the public's comments. Although the Hot group is also subject to structural separation limitations between its multi-channel television, ISP, cellular and landline services, it was allowed to offer a bundle of landline, multichannel television and internet infrastructure services and has further requested the Ministry of Communications to annul the structural separation limitations between Hot Mobile and Hot, after already lifting certain limitations in 2011, allowing Hot and Hot Mobile to sell and market each other's services and exchange information. The Hot group was previously allowed to sell a bundle including ISP services under certain conditions (similar to the ones imposed on the Bezeq bundle of services, in relation to the ISP component only). Hot offers a bundle of services excluding cellular services (other than a bundle of cellular services with ISP services offered by its subsidiaries Hot Mobile and Hot-Net) although the Ministry of Communications has already allowed Hot and Hot Mobile to sell and market each other's services and exchange information. Bundle offerings have accelerated and are expected to accelerate price erosion in each of the services included. For details regarding the annulment of such structural limitations when a wholesale market of landline services is executed or following a proposed change to the ILD services regulation, if adopted and applied to the Bezeq and Hot groups, even before a landline wholesale market is created which will allow Bezeq and Hot and their subsidiaries to offer bundles of services without limitation, see "Item 4. Information on The Company – B. Business Overview – Competition", "-Government Regulations – Landline" and "Nevision - ISP Business - Competition" and "Nevision - Telephony Business - Competition".

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

The Israeli cellular market is highly penetrated. The market reached an estimated penetration rate (the ratio of cellular subscribers to the Israeli population) at December 31, 2013, of approximately 124%, representing approximately 10.1 million cellular subscribers.

The following table sets forth the growth in the total number of cellular subscribers in Israel and the penetration rate over the last five years:

	December 31,
	2009	2010	2011	2012	2013
Total subscribers (millions)	9.5	9.8	9.8	10	10.1
Cellular penetration (%)	127%	128%	128%	128%	124%
_____________________
Source: Reported by Cellcom, Partner, Pelephone and Hot Mobile.

There are currently five MNOs in Israel, Cellcom, Partner, Pelephone, Hot Mobile and Golan; and five active MVNOs, Rami Levy Hashikma Communications Marketing Ltd., or Rami Levy, Home Cellular Ltd., or Home Cellular, Alon Cellular Ltd., or Alon Cellular, Azi Communications Ltd., or Azi and Cellact Communications Ltd., or Cellact. We estimate that the distribution of cellular subscribers among these operators as of December 31, 2013 was: Cellcom 30.6%, Partner 29.1%, Pelephone 26.3%, Hot Mobile 8%, Golan 4.1% and the MVNOs 1.9%. Subscriber data is based on public information as of September 30, 2013, other than with respect to Golan and the MVNOs, which is based on our estimate. However, there is no uniform method of counting subscribers. Hot Mobile and Golan commenced their UMTS operation in May 2012. Rami Levy, Home Cellular, Alon Cellular Azi and Cellact, all mobile virtual network operators, commenced operations in December 2011, April 2012 , May 2012, July 2013 and December 2013, respectively. An additional seven entities received MVNO licenses during 2010, 2011 and 2013 but to date have not commenced operating. We do not know if and when the other MVNO licensees will commence operations.

We are controlled by DIC, a subsidiary of IDB, and started operations at the end of 1994. In August 2011, we completed the purchase of all outstanding shares of Netvision.

Partner started operations in 1998 and is controlled by Scailex, an Israeli company listed on the TASE, and by its affiliate Suny, the official importer of Samsung cellular phones to Israel (both indirectly controlled by Israeli businessman Mr. Ilan Ben-Dov) and S.B. Israel Telecom Ltd. (indirectly controlled by the media entrepreneur Haim Saban).

Pelephone is a wholly-owned subsidiary of Bezeq, the incumbent landline operator and started operations in 1986. Bezeq is controlled by B Communications Ltd., or B Communications, (formerly named 012 Smile Communications Ltd., or Smile). B Communications is an Israeli company traded on the NASDAQ and the TASE and controlled by Internet Gold Golden Lines Ltd., or Internet Gold. Both B Communications and Internet Gold form part of the Eurocom Communications Group, or Eurocom, controlled by the Israeli businessman Shaul Alovich, which includes Eurocom Cellular Communications Ltd. - the official representative of Nokia cellular phones in Israel.

In January 2010, Ampal-American Israel Corporation, or Ampal, a company traded on the NASDAQ and TASE completed the purchase of Smile's on-going business, through its indirect wholly owned subsidiary – 012 Smile Telecom Ltd, or Smile Telecom. In March 2011, Partner announced the completion of the purchase of all outstanding shares of Smile Telecom.

Hot Mobile (previously named Mirs Communications Ltd.) had its license upgraded from push-to-talk to a cellular license in February 2001. Hot Mobile is owned by Hot Telecom, or Hot, which is owned by the French businessman Mr. Patrick Derhy. Hot provides multichannel pay-TV services and Internet, data and landline telephony services.

Golan is owned by Xavier Niel, founder and controlling shareholder of the French telecom company Iliad - Free, Patrick and Gerard Pariente, founders and former owners of Naf Naf, a European fashion brand and Michael Golan, the CEO of Golan and former CEO of the French telecom company Iliad – Free.

Rami Levy is a subsidiary of a major Israeli discount supermarket chain. Home Cellular is a subsidiary of a leading 'do it yourself' stores chain. Alon Cellular is owned by Alon Holdings which also controls a leading retail and gas station chain. Azi is owned by Telzar, an ILD operator. Cellact is owned by Cellact Ltd., a content provider.

The following listing sets forth the key milestones in the history of the Israeli cellular services:

1986	Bezeq and Motorola create a joint venture called “Pelephone”, which becomes Israel's first cellular operator. Pelephone launches N-AMPS services
1994	Cellcom awarded a license and launches TDMA services
1997	Cellcom introduces first pre-paid plan to the market
1998	Partner awarded a license and launches GSM services
1998	Pelephone launches CDMA services
2001	Ministry of Communications allocates additional 2G and 3G cellular frequencies for existing cellular operators and for the licensing of a new operator
2001	MIRS (currently named Hot Mobile) becomes Israel's fourth cellular operator with iDEN services
2002	Cellcom launches GSM/GPRS services
2003	Cellcom launches EDGE services
2004	Partner launches UMTS services Pelephone launches EVDO services
2006	Cellcom launches full scale UMTS/HSDPA services
2007	Partner launches HSDPA services
2008	Cellcom launches HSUPA services
2009	Pelephone launches UMTS/HSPA services
2010	Ministry of Communications provides MVNO licenses; Cellcom and Pelephone launch HSPA+ services
2011	Mirs (currently named Hot Mobile) and Golan awarded UMTS operator licenses Rami Levy, MVNO operator, commences operations Cellcom stops operating its TDMA network
2012	Hot Mobile and Golan commence operation of UMTS network, using national roaming Home Cellular and Alon Cellular, MVNO operators, commence operations
2013	Azi and Cellact, MVNO operators, commence operations; MNOs enter network sharing agreements

Key characteristics of the Israeli cellular services market

The following paragraphs describe the key characteristics of the Israeli cellular services market:

High cellular telephone penetration.  The estimated penetration rate in Israel as of December 31, 2013 was 124%.  Penetration rate is calculated by dividing the total number of subscribers by the Israeli population. The Israeli population does not include foreign workers and Palestinian subscribers who are included in the number of subscribers.  The number of subscribers also includes subscribers with more than one subscription to a cellular network (including data only subscriptions alongside a cellular subscription) and may also include subscribers to more than one network including those in the process of switching networks. As a result, the effective penetration rate after adjustment for these factors is likely to be lower than 124%. The regulatory reduction to a negligible amount and subsequent annulment of Early Termination Fees in the cellular market, has reduced the number of subscribers with more than one subscription.

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

High percent of postpaid customers. The Israeli cellular market has a high percent of Postpaid customers (69%) compared to other developed countries.

Annual churn rates.  The average annual churn rate in Israel in 2013 is estimated to be approximately 34%, which is higher than the churn rates in other developed economies. This churn rate reflects an increase in churn rate in comparison to 2012 attributed to the regulatory changes implemented in 2011 and 2012 such as the regulatory reduction of Early Termination Fees to a negligible amount and the entry of additional competitors which led to the offering of Unlimited Packages at substantially lower prices or even for free, mainly for limited periods of time.

Wireline services

Landline services

Bezeq operates approximately 2.2 million lines (at the end of September 2013) and provides local landline services. The second largest competitor in landline telephony services is Hot, with approximately 680 thousand subscribers, which started landline operations in late 2003.

In recent years, Bezeq has experienced a significant drop in its traffic volume.  Bezeq is a monopoly and thus subject to enhanced regulatory scrutiny, including supervision of tariffs.

For a policy paper published by the Minister of Communications in May 2012, liaising the creation of a wholesale market of landline services in Israel and the annulment of certain structural limitations currently imposed on the Bezeq and Hot groups as well as a decision detailing the types of services to be provided under the wholesale market and hearings regarding wholesale maximum prices,  see "-Government Regulations – Landline " below.

We and Netvision (our wholly owned subsidiary) entered this market in 2006. Partner entered this market in 2007, Smile Telecom entered this market in 2006 and Bezeq International (VOB only) entered this market in 2009, bringing to a total of seven players.

Broadband and internet services

The Israeli broadband market is characterized by a regulatory structural separation between the providers of the internet infrastructure and the internet access service. Based on Bezeq and Hot reports, at the end of September 2013, there were approximately 1.985 million subscribers, and the household penetration rate was approximately 68%. The only providers of infrastructure in the market are Bezeq through DSL technology and Hot through cable. DSL services were launched by Bezeq in 2000. Cable modems, which account for the rest of the market, have been available since 2002.Hot completed the upgrade of its network to UFI (Ultra Fast Internet) network in 2010 and Bezeq completed upgrading its network to high speed NGN (New Generation Network) in 2012.

In August 2013, IBC received licenses for the provision of broadband infrastructure services on the IEC's optic fibers infrastructure to other licenses holders as well as directly to large business customers. IBC is expected to commence provision of such services in 2014.Transmission and landline data services are provided by Bezeq, Hot, Partner (who acquired Med-1's operation in 2006) and us. These services are provided to business customers and to telecommunications operators.

Internet access is currently provided by three major Internet service providers, or ISPs: Netvision (our wholly owned subsidiary), Bezeq International, Smile Telecom (a subsidiary of Partner), and some other smaller players including Hotnet (a subsidiary of Hot). We estimate the market share of the three largest ISPs to be similar, with each holding around 30% of the market and Hotnet reaching approximately 5% market share. All three major providers are also suppliers of international voice services.

Until 2011, the Israeli ISPs were connected to the World Wide Web through an underwater communications cable owned and operated by Mediterranean Nautilus Ltd., a subsidiary of Telecom Italia SpA. Bezeq International and the Tamares Group's (owned by the British businessman Poju Zabloudowicz) underwater communications cables commenced operations in 2011 and 2012, respectively. These additional underwater cables have increased the effective bandwidth of international data connectivity and reduced costs for ISPs.

International voice services

International voice services in Israel have been open for competition since December 1996. Until then, Bezeq International, was the only supplier of such services. There are currently eight  players in this market. The three major players are: Bezeq International, Netvision (our wholly owned subsidiary) and Smile Telecom (Partner's subsidiary). The other players are: Xfone Communications, Telzar International Communications Services Ltd., or Telzar, and Rami Levy, Golan and Hot (through wholly owned subsidiaries or affiliates). The market share of the three major players is similar, with each having approximately 30-33% market share. Entry barriers to this market are low, technological alternatives such as Skype are commonly used and competition is intense.

Multichannel television

The multichannel pay-TV market is also highly penetrated with levels above those of most developed economies. Multichannel pay-TV services are provided by Hot and by YES, a subsidiary of Bezeq. Digital terrestrial television (DTT) broadcasting was commercially launched in 2010, and may affect the level of competition in this market and attract additional players, that may use the DTT as a basic service to be bundled with additional IPTV or Over the Top (OTT) channels. Both we and Partner have announced we are developing such a solution and recently according to publications in the media Golan and Rami Levy also announced they are considering entering this market, using IPTV / OTT and DTT solution. A wholesale market for landline services would facilitate the entry of IPTV competitors.  The Israeli government decided to enlarge the DTT service from 5 channels to 16 channels, some of which are scheduled for 2014.

See "Item 4. Information on the Company – B. Business Overview – Government Regulations – Landline " for the Minister of Communications' policy document regarding its decision to annul structural limitations in the communications market and create a wholesale market for landline services.

Business Strategy

Our goal is to strengthen our position as a leading Israeli telecommunications group. The principal elements of our business strategy are as follows:

·
Offering our customers comprehensive mobile and wireline solutions. We offer our customers a wide range of mobile and wireline telecommunications services. We offer a one stop shop for the group's portfolio of services, in both customer service and sales and offer a comprehensive communication packages, comprising of our and Netvision's services, as we did with the "Cellcom Total" and "Cellcom Total for businesses" pricing plans, which have proven to strengthen loyalty and increase customer satisfaction. In addition, we intend to continue to leverage our leading position and large market share in those businesses for cross-sales and the offering of new services which are found to be synergetic to those businesses, in order to increase our overall revenues and market share.

·
Developing our Mobile Data. Mobile Data is a significant factor in our group's customer acquisition and retention strategy, given the growing demand for data usage and the importance customers attribute to the quality and speed of data services. Accordingly, during 2013, we continued to upgrade our Carrier Ethernet network and upgraded our ISP network backbone in Israel and abroad to support the growing demand for capacity. Also, we put an emphasis on marketing data products which enable data usage and services, including smartphones, tablets and laptops. We intend to continue to invest in the improvement and upgrade of our Carrier Ethernet network and ISP network, to enhance its capacity, as well as invest in a 4G technology, in order to permit higher-quality and higher-speed multimedia content transmission, through larger capacity availability, and would also allow us to offer additional new 4G data products.

·
Growing in wireline services. We intend to continue to expand our landline business with both private and business customers. For private customers, we provide ISP, home telephony services (via Bezeq's and Hot's infrastructure) as well as ILD services. The development of wholesale landline services, if and when becoming available and efficient, will enhance our ability to offer such services and compete with the incumbents, Bezeq and Hot, as well as other competitors in these markets. For details of the wholesale market see also "Item 4. Information on the Company – Government Regulations – Landline". For business customers, following the merger with Netvision, we provide a wide range of telecommunications services, including ISP, ILD, landline telephony services, as well as hosting and data security services.  These, combined with approximately 1,700 kilometer inland fiber-optic network, our microwave infrastructure, and Netvision's high penetration in business parks and industrial centers, provide us with the ability to selectively offer cost-efficient landline telecommunications solutions to business customers and integrated offerings of landline and cellular services.

·
Offer new services that will complete our offering as a telecommunications group and are synergetic to our core businesses. We continue to develop new complementary businesses that will leverage our varied capacities and that are synergetic to our core business. Our OTT TV solution is in the final stages of development, and would allow us, when and should we decide to launch it, to offer a low cost attractive alternative to the traditional cable and satellite television services currently offered in Israel by Hot and Yes (a subsidiary of Bezeq).We have identified the NFC (Near Field Communication) based cellular credit card services and the television services over the internet (known as Over the Top TV, or OTT TV) as potential synergetic and complementary services to our core business. We are at the final stages of development and preparing for commercial launch of the cellular credit card services, in cooperation with major third parties and offer an innovative alternative to the traditional use of credit cards.

·
Optimization of cost structure. We continue our efforts to reduce costs and improve our efficiency. In 2013 we continued to utilize the synergies created by the acquisition of Netvision, including transfer of our calls centers located in Haifa to Netvision's facilities in Haifa, in order to optimize associated costs. We have also taken other aggressive efficiency measures, through adjustments to the existing head count, a reduction in overhead expenses and improvement of work processes. We plan to continue streamlining our costs in 2014, including organizational and personnel changes, and more so, through the network sharing agreements we entered with Pelephone and Golan, should they receive the necessary regulatory approvals.

Cellular Services and Products

As of December 31, 2013, we provided cellular communications services to approximately 3.092 million subscribers, including basic cellular telephony services, text and multimedia messaging, data and other value-added services as well as handset sales. Not all services are supported by all handsets or by all of our networks.

We offer our cellular subscribers a variety of usage and segment pricing plans and bundles combining cellular services with other communications services our group offers, such as ISP, landline and ILD services for home and IP switchboard, ISP, landline and ILD services for the office. We offer two methods of payment: pre-paid and post-paid. Pre-paid services are offered to subscribers who pay for our services prior to obtaining them, usually by purchasing our “Talkman” pre-paid cards or “virtual” Talkman cards. Post-paid services are offered to subscribers who are willing to pay for our services through banking and credit arrangements, such as credit cards and direct debits. Following the regulatory annulment of Early Termination Fees in the cellular market, our pricing plans do not include a commitment to purchase our services for a predefined period, other than in large business agreements. The marketing of Unlimited Packages for a fixed low monthly sum resulted in the transfer of many pre-paid subscribers into such post-paid Unlimited Packages.

Basic cellular telephony services

Our principal cellular service is basic cellular telephony. In addition, we offer many other services with enhancements and additional features to our basic cellular telephony service, including voice mail, cellular fax, call waiting, call forwarding, caller identification and conference calling.

We also offer both an outbound roaming service to our subscribers when traveling outside of Israel and an inbound roaming service to visitors to Israel who can “roam” into our network. As of December 31, 2013, we had commercial roaming relationships with 564 operators in 179 countries based on the standard agreements of the GSM organization (an umbrella organization in which all the cellular operators operating with GSM technology are members).  In addition, as of December 31, 2013, we had 3G roaming arrangements with 327 of these operators, in 113 countries, enabling our 3G roamers to use data services abroad.

Value-added and data services

In addition to basic cellular telephony services, we offer many value-added services, such as SMS and MMS, and data services. We offer those services that we believe are likely to be popular with subscribers and benefit our business. Some of the value-added services that we offer are available only to subscribers who have supporting handset models and some are offered only to business subscribers.

Data services can be used with handsets (in supporting models), cellular modems, laptops and tablets. We provide our customers with a variety of "internet surfing packages" for that purpose.

We have established relationships with content providers to provide us content for our value-added services, including Logia Development and Content Management Ltd., or Logia, to manage and develop cellular content in Israel exclusively for us.

Handsets

We sell a wide selection of handsets (which for purposes of this report may include other types of cellular end-user equipment, such as tablets) designed to meet individual preferences. Prices of handsets vary based on handset features and special promotions. We offer a variety of installment plans for handsets and discounts for short term installment plans, however in most cases, handsets are to be paid in 36 monthly installments. We offer a variety of handsets from world-leading brands such as Apple, LG, Nokia, Samsung, Sony, HTC, ZTE, Alcatel and RIM. The vast majority of our handset sales in 2013 have been by Apple and Samsung. The handset models we sell offer Hebrew language displays in addition to English, Arabic and Russian (in most of the models). We are also required to provide cellular services to subscribers who did not purchase their handsets from us, provided that the handset model complies with the standards set by the Ministry of Communications. We offer our subscribers an extended handset warranty as well as repair services for most handsets, in approximately 40 locations, including through our wholly owned dealer. See also "Customer Care" below.

We also sell modems, tablets and laptops to promote our data services.

In November 2001, we entered an agreement with Suny for the provision of maintenance and repair services which will be provided to us in relation to Samsung products that we shall purchase from Suny. Other conditions, including price of products, are agreed between us and Suny from time to time.

In March 2012 and May 2013, we entered into agreements with Apple Sales International for the purchase and distribution of iPad and iPhone products, respectively, in Israel. Under the terms of the agreements, we have committed to purchase a minimum quantity of iPad and iPhone products, respectively, over a period of three years, which is expected to represent a significant portion of our expected total tablets and cellular handsets purchase amounts, respectively, over that period. The total amount of the iPad and iPhone products' purchases will depend on their respective purchase price at the time of purchase.

Landline services

In addition to our cellular services, we provide landline telephony, transmission and data services, using our approximately 1,700 kilometers of inland fiber-optic infrastructure and complementary microwave links. We have offered transmission and data services since 2001, landline telephone service since July 2006, and advanced, voice and data landline services since 2008, both to selected business customers. In addition, Netvision also offers landline services to both private and business customers, focusing on the private sector. For further details, please see "-Netvision" below .

An effective wireline wholesale market and the provision of broadband infrastructure services by IBC, if and when made available, will facilitate our and Netvision's growth and allow us (as well as our competitors) to provide a wider selection of services at competitive terms. The annulment of the structural limitations on the Bezeq and Hot groups and change of the supervision on Bezeq tariffs from fixed to maximum tariffs could adversely affect our ability to compete with Bezeq and Hot. See "Item 4. Information on the Company – Government Regulations –Landline" for additional details regarding the wireline wholesale market and the grant of licenses to IBC for the provision of broadband infrastructure services on the IEC's optic fibers infrastructure to other licenses holders as well as directly to large business customers.

Network and Technology

General

Our network has developed over the years since we commenced our operations in 1994 and we now have dual cellular and wireline capabilities.

Our “third generation” UMTS/HSPA+, or high-speed downlink packet data access, technology, offers full interactive multimedia capabilities with current data rates of up to 42 Mbps on the downlink path and up to 4 Mbps on the uplink path. In 2014 we intend to continue to upgrade our network to support the increasing demand for data traffic, while maintaining its quality of services. This network, considered to be a “3.9/4G” technology, is a network that uses the same core as our GSM/GPRS/EDGE network. Our UMTS/HSPA+ network covers substantially all of the populated territory in Israel. Moreover, our UMTS/HSPA+ network supports new types of services that require higher throughput and lower delay, such as video conferencing.

Our “second generation” GSM/GPRS/EDGE 1800MHz network allows for voice calls, data transmission and multimedia services, like video streaming and video live (using the EDGE technology), although at slower speeds than our UMTS/HSPA+ network. Our GSM/GPRS/EDGE technology is an advanced second-generation technology and considered to be a “2.75G” technology.  It enables us to deliver multimedia and services at speed rates that are higher than the rates offered through regular “second generation” digital cellular technology.  Packet data rates vary from 50 Kbps to 200 Kbps, depending mainly on handset capabilities. In addition, in the case of coverage gaps and for services supported by our GSM/GPRS/EDGE technology, the network provides an adequate fallback and capacity relief for our UMTS/HSPA+ network by means of smart features and network load sharing.  Most of our traffic uses the  UMTS/HSPA+  network.

In December 31, 2011, we discontinued our separate network using our initial TDMA 850MHz wireless technology, which was a “second generation” technology.

Our transmission network is comprised of approximately 1,700 kilometers of inland advanced fiber-optic cables that, together with our microwave infrastructure, enable us to provide our customers with telephony and high speed and high quality transmission and data services. Our transmission network is strategically deployed in order to cover the major portion of Israel’s business parks and permits us to provide our own backhaul services while reducing our need to lease capacity from Bezeq, the incumbent landline operator in Israel.

Our NGN system by Nokia Siemens allows the provision of advanced voice and data services to our landline customers.

We are in the process of selecting a vendor for a 4G network and have further entered a network sharing agreement for the construction and operation of a shared 4G radio network with Pelephone and Golan.

 Network and cell sites sharing agreements

In December 2013, we entered into an agreement with Pelephone and Golan for the construction and operation of a shared 4G radio network, an agreement with Pelephone for the sharing of passive elements of cell sites for existing networks and an Indefeasible Right of Use ("IRU") agreement with Golan regarding our 2G and 3G radio networks.

Under the agreement in respect of the 4G radio network, the three operators will cooperate in obtaining frequencies for the 4G network. The 4G radio network is to be constructed and operated by a separate, newly created entity that will be equally owned by us and Pelephone and overseen by a steering committee comprised of representatives of all three operators, which will make strategic decisions regarding the 4G network by majority vote. Each operator will be required to purchase and operate its own core network. Costs shall generally be divided equally among the three operators, subject to certain conditions and limitations. The agreement is generally for a period of at least fifteen (15) years.

Under the agreement with Pelephone for passive cell site sharing, a newly created entity will manage and maintain all of the passive elements of cell sites and unify passive elements of our and Pelephone's cell sites, which are currently used for the 2G and 3G networks, and will also manage and maintain the radio networks for us and Pelephone, generally for a period of at least fifteen (15) years. Costs for site sharing shall be divided generally between us and Pelephone, subject to certain adjustments. Each operator shall bear its own costs for management and maintenance of existing networks and will continue to operate its own core network.

Finally, under the IRU agreement with Golan, Golan will be granted a right of use to our 2G and 3G radio network (generally for at least five (5) years and for as long as they are operational), which will replace Golan's current national roaming agreement with us. Golan shall continue to operate its own core network.

Effectiveness of the agreements is subject to the approval of the Ministry of Communications and the Israeli Antitrust Commissioner to all the agreements. We can provide no assurance that such approvals will be granted.

We expect that the sharing agreements, if approved, would result in substantial operating expense and capital expenditure savings to us, depending upon the amount and terms of passive cell site sharing that the newly created entity succeeds in accomplishing and the 4G radio network roll out. On the other hand, our 2G and 3G network sharing agreement with Golan, if approved, would entail substantial decrease of our hosting revenues from Golan. For risks relating to these agreements see “Item 3. Key Information – D. Risk Factors – Risks Related to our Business – We operate in a heavily regulated industry, which can harm our results of operations. In recent years, regulation in Israel has materially adversely affected our results ”, “ - We face intense competition in all aspects of our business” and “We may be adversely affected by the significant technological and other changes in the cellular communications industry; network sharing agreements, if approved, may have material adverse effects on our business.”

Infrastructure

We have built an extensive, durable and advanced cellular network system, enabling us to offer high-quality services to substantially the entire Israeli populated territory. Since maintaining a high-quality network is a basic element in our business strategy, we seek to satisfy quality standards that are important to our subscribers, such as high voice quality, high data rate packet sessions, low “blocked call” rate (calls that fail because access to the network is not possible due to insufficient network resources), low “dropped call” rate (calls that are involuntarily terminated) and deep indoor coverage. Therefore, we have made substantial capital expenditures and expect to continue to make substantial capital expenditures on our network system, specifically in the construction of an LTE network. As of December 31, 2013, we had invested an aggregate sum of NIS 9.273 billion ($2.672 billion) on our network infrastructure since our inception in 1994 (not including investments made by Netvision).

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

Since 2010, we have enhanced and expanded both our UMTS/HSPA+ network and our GSM/GPRS/EDGE network, primarily in urban areas, by adding infrastructure to improve outdoor and indoor coverage including through UMTS/HSPA 850 MHz sites. As of the end of 2013, we had deployed UMTS/HSPA 850 MHz sites through substantially all of the populated areas of Israel and had substantially completed our UMTS/HSPA 850 MHz deployment.

We launched our SDH transmission network in 1999. It is based on Alcatel Lucent and ECI Telecom technology and covers substantially all of the populated areas in Israel, and is maintained by Alcatel Lucent and ECI Telecom. We launched our Carrier Ethernet network in 2010, based on Alcatel Lucent technology.  It covers substantially all of the populated areas in Israel and is maintained by Alcatel Lucent.

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

Our primary objective going forward is to continually improve and upgrade our high speed UMTS/HSPA+ network, mainly by enhancing its capacity, in order to allow for the fast growth of data usage on our network. At the same time we intend to continue to perform extensive optimization work to provide our subscribers with maximum capability to support video and other broad-bandwidth content until we are able to implement 4G technology. Actual implementation of 4G technology will be dependent on the allocation of frequencies. See "Item 3. Risk Factors – We may be adversely affected by significant technological and other changes in the cellular communications industry; network sharing agreements, if approved, may have material adverse effects on our business".

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

Spectrum allocation

Spectrum availability in Israel is limited and is allocated by the Ministry of Communications through a licensing process. We have been allocated 2x10 MHz in the 850 MHz frequency band previously used by our TDMA network and currently by our UMTS/HSPA 850 MHz base stations, 2x17 MHz in the 1800 MHz frequency band used by our GSM/GPRS/EDGE network and 2 x 10 MHz 1900 - 2200 MHz frequency band used by our UMTS system.  We believe that our available spectrum is sufficient for our current needs. However, since the demand for data continues to grow, we will be required to purchase additional spectrum in order to meet the growing demand for data consumption, preferably by 4G frequencies and technology. To the best of our understanding, the 1800MHz 4G spectrum currently available is insufficient to support separate LTE (4G) networks for all five of the Israeli MNOs. We were not allowed to participate in the UMTS spectrum tender published in September 2010 by the Ministry of Communications and there is no assurance that additional spectrum will be made available to us in the future to satisfy our needs and plans or at all.  Approval of network sharing agreements would allow all MNOs to construct and operate an LTE (4G) network, but there can be no assurance that these will be approved. See also "Item 3. Key Information –D. Risk Factors – Risks Related to our Business - We may be adversely affected by significant technological and other changes in the cellular communications industry; network sharing agreements, if approved, may have material adverse effects on our business" and "Network and cell site sharing agreements" above.

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

Suppliers

We entered into an agreement with LM Ericsson Israel Ltd., in September 2005 for the purchase of UMTS radio access network and ancillary products and services and in December 2011 for the purchase of upgraded UMTS /HSPA products and related services. We have an option to purchase additional maintenance services on an annual basis until 2026.  Under the agreement, the parties generally have limited liability for direct damages of up to 40% of the value of the agreement.

Under our agreement with Nokia-Siemens Networks Israel Ltd., or Nokia-Siemens,  we purchased our GSM/GPRS system in 2001,  an EDGE system in 2002, a UMTS core system in 2005  and a UMTS/HSPA radio access network and related products and services in May 2011. We have an option to purchase maintenance services until 2026.  Under the agreement, the parties generally have limited liability for direct damages of up to 10% of the value of the agreement.

We use Telcordia’s (which was recently acquired by Ericsson) intelligent platform, or “IN,” to provide services to our GSM/GPRS/EDGE and UMTS networks, allowing us, at minimal cost, to internally develop sophisticated services with a short time-to-market that are customized to local market requirements.  Our IN platform supports all relevant IN protocols, which allows us to provide (subject to applicable roaming agreements) advanced roaming services, including Virtual Home Environment, abbreviated dialing, unified access to voice mail, VPN, local number format from subscribers’ phone book and call screening.

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

Our optical transmission network is deployed from Nahariya in the north to Beer Sheva in the south and Afula and Jerusalem in the east, consisting of approximately 1,700 kilometers.  The fiber-optic network reaches most of the business parks in the country and is monitored by a fault-management system that performs real-time monitoring in order to enable us to provide our subscribers with high quality service. In order to efficiently complete our transmission network’s coverage to substantially the entire country, we use a microwave network as a complementary solution in those areas that are not served by our fiber-optic network.  As of December 31, 2013, we had deployed approximately 3,100 microwave links to both our cell sites and subscribers.

In 2013 we continued to upgrade our Carrier Ethernet network and upgraded our ISP network backbone in Israel and abroad in order to support growing demand for capacity, upgraded the capabilities and capacity of our customer Quality of Experience systems and implemented a central system for the protection of our network against cyber attacks.

Under our agreement with Alcatel Lucent Israel Ltd., or Alcatel Lucent, we purchased an SDH transmission network. We purchase maintenance services  for the network on a annual basis. Under the agreement, Alcatel Lucent has generally limited liability for direct damages of up to the higher of the sum collected from its insurer less US $1,000,000 per year or US $1,000,000 per each calendar year.

In November 2009, we entered into an agreement with Alcatel Lucent for the purchase of our Carrier Ethernet network. We also agreed to purchase from Alcatel Lucent at least 51% of the equipment and services that we purchase for such network until the lapse of 7 years from final acceptance (until February 2017). We have an option to purchase maintenance services until 2022.  Under the agreement, the parties generally have limited liability for direct damages of up to the value of the agreement.

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

In July 2010, we entered into an agreement with Amdocs (Israel) Limited, or Amdocs, for the provision of operation, maintenance, management and development services for our billing and customer care system until December 2014. In December 2013, we entered an additional agreement with Amdocs for the provision of such services in relation to all our and Netvision's existing billing and customer care systems (and any replacement to such systems, if supplied by Amdocs), effective February 2014 (for systems not included in the previous agreement) and January 2015 (for systems included in the previous agreement) until February 2024. We may terminate the agreement after August 2016, subject to a termination payment (decreasing over time) until February 2020. In December 2013, we entered into an additional agreement with Amdocs for the development of a new version for our billing system, which will serve Netvision as well. Under the agreements, the parties generally have limited liability for direct damages of up to the value of the agreement for each year subject to certain additional exceptions to the limitation.

Netvision currently uses a billing system supported internally and by Intec and a customer care system provided by PeopleSoft and supported by Matrix for Oracle.

We use Nortel’s CTI system for the management of incoming calls to our telephonic call centers.

Our current customer care system presents our customer care employees with a display of a subscriber’s profile based on various usage patterns. This enables us to provide a service based upon information for that particular subscriber.

We also use a knowledge management system relating to our various services and products by Aman, branded "Cellcopedia".

We (and Netvision as of July 2013) use ERP solutions provided by SAP.  We use a data warehouse based on an Oracle data base system and various data mining tools, ETL by Informatica and reports generated by Cognos. The data warehouse contains data on our subscribers’ usage and allows for various analytical segmentation of the data.

Cisco Systems, Inc., or Cisco, provides us and Netvision maintenance proactive malfunction detection and consultant services for both our IP networks equipment. The agreement is effective until the end of 2014.

Sales and Marketing

Sales

As part of our strategy to fully penetrate every part of the Israeli market, we try to make the purchase of our services as easy and as accessible as possible, while making our sales lineup more cost efficient. Our efforts to adjust our sales operations to meet changing market conditions include closing and uniting points of sale and eliminating duplicate points of sale or transferring to more cost effective channels, such as reducing of door to door sales and increasing telephonic sales. We offer pricing plans, value-added services, handsets, accessories and related services through a broad network of direct and indirect sales personnel. We design pricing plans and promotional campaigns aimed at attracting new subscribers and enhancing our ability to retain our existing subscribers.  We pay our independent dealers commissions on sales, while our direct, employee sales personnel receive base salaries plus performance-based incentives. All of our, and our dealers', sales and other customer-facing staff go through extensive training prior to commencing their work. Our distribution and sales efforts for subscribers are conducted primarily through four channels:

 Points of sale.  We distribute our products and services through a broad network of physical points of sale providing us with nationwide coverage of our existing and potential subscriber base.

We operate directly, using our sales force and service personnel, at approximately 30 physical points of sale and service (having closed two points of sale and service in 2013), mostly located in shopping centers and other frequently visited locations to provide our subscribers with easy and convenient access to our products and services. In 2013, we reduced the space of several points of sale , and we may continue to do so in 2014.

We also distribute our products and services indirectly through a chain of dozens of dealers (including our own wholly owned dealer, Dynamica) who operate at approximately 120 points of sale throughout Israel. Our dealers are compensated for each sale based on qualitative and quantitative measures. We closely monitor the quality of service provided to our subscribers by our dealers. In our efforts to penetrate certain sectors of our potential subscriber base, we select dealers with proven expertise in marketing to such sectors.

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

Account managers.  Our direct sales force for our business customers maintains regular contact with our mid-sized and large accounts, focusing on sales of cellular and wireline services, customer retention and tailor-made solutions for the specific needs of such customers. We have restructured our service to small and mid-sized business customers so as to provide one focal point to both sales and services by phone. Sales to larger business customers or governmental and local authorities sometimes involve participation in the customer's tender process.

Internet sales. We offer our customers the ability to purchase our products and services through our internet site and our smartphone application and invest efforts in directing our customers toward self-service channels.

Marketing

Our marketing strategy emphasizes our position as a market leader, our value for money to  families and small businesses and our provision of a comprehensive solution for our customers' communication needs, in such plans as our "Cellcom Total" pricing plan, which combines a package of voice and SMS usage, cellular data, ISP, landline and ILD services for families, and "Cellcom Total for Businesses", which combines a package of voice and SMS usage, cellular data , extended repair services, IP switchboard, ISP, landline and ILD services for the office for small and mid-sized businesses. We believe the provision of Cellcom Total packages has strengthened loyalty and increased customer satisfaction. We aim to provide our customers with a comprehensive quality experience through the various means of communications that they use, including their mobile handset, tablet and laptop. Alongside our focus on packages for a fixed sum, we have substantially reduced the number of calling plans available to our customers, thus reducing our back office operation.

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

We leverage our extensive interactions with our customers to provide the requested services and also to cross- and up-sell cellular and wireline products and services according to customer needs, usage trends and profitability, mostly by using advanced CRM models, to increase customer satisfaction, loyalty and revenues.

We regularly advertise in all forms of media, including in promotional campaigns. We also use "one to one" promotional campaigns such as advertisements in our subscribers' monthly bill and in incoming IVR. We believe our marketing and branding campaign has been very successful and acclaimed among the Israeli public. Most of our 2013 commercials promoting "Cellcom Total" pricing plan, focusing on the comprehensive solution proposed for different needs, were ranked as "the most liked commercial of the week" in a survey conducted weekly by Globes, a leading business newspaper in Israel. In addition, most of Netvision's 2013 commercials focusing on Netvision's customer service and customer satisfaction, were also ranked by Globes as "the most liked commercial of the week". We believe that the success and public response that the campaigns have generated is the result of the relevance of their messages to our customers, indicating the success of our focus and differentiation from our competitors.

Cellcom was ranked by Globes as the leading and strongest brand of Israel’s cellular market in 2013 for the third year in a row. We believe that our strong brand recognition gives us the high level of market exposure required to help us achieve our business objectives.

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

In April 2013, we were determined to be the leading cellular customer service provider by the Ministry of Communications' report for 2012.

In our efforts to adjust our costs to new market conditions, we have closed or unified walk-in centers in neighboring locations and reduced or relocated call centers, operating them in a more cost effective fashion, while placing greater focus on self-service channels. In order to respond to subscribers’ needs in the most efficient manner, our customer support and service network offers several channels for our subscribers:

Call centers.  In order to provide quick and efficient responses to the different needs of our various subscribers, our call-center services are divided into several sub-centers: general services; technical services; billing; sales; international roaming; and data and internet. We are constantly reviewing the effectiveness of our service and in 2013, we commenced operating a multi-function  call center providing technical, data-and internet and general services. If found to facilitate both effectiveness and cost efficiency, we may establish additional such call centers in the future. We further plan to evaluate the effectiveness of teams dedicated to the provision of a unified service for our and Netvision's bundled communications services. The call center services are provided in four languages: Hebrew, Arabic, English and Russian. We regularly monitor the performance of our call centers. We currently operate call centers in eight locations throughout Israel, three of which are outsourced. In 2013 we witnessed a decrease in calls to our calls centers. During peak hours our call centers have the capability to respond to 600 customer calls simultaneously. We are making efforts to reduce the number of calls to our call centers by offering simple price plans and promoting our self-service channels.

Walk-in centers.  As of December 31, 2013, we independently operated approximately 30 service and sales centers, having closed two points of sale and service in 2013, with approximately 120 additional sale and service points operated by our dealers

(including our wholly owned dealer, Dynamica), covering almost all the populated areas of Israel. These centers provide a walk-in contact channel and offer the entire spectrum of products and services that we provide to our subscribers and potential subscribers (the majority of which are provided in our dealers' sale and service points as well), including handset sales,  accessories sales (by our wholly owned dealer Dynamica), upgrades and other services, such as bill payment, pricing plan changes and subscriptions to new services. These stores are mostly located in central locations, such as popular shopping malls. Our walk-in centers also serve as a contact point for our subscribers who need repair services. Our subscribers deposit their handsets for repair in our walk-in centers and receive the repaired handset after two business days in the same center or at a location of their choice by a courier.  The repair services are conducted in a central lab.

Self-services.  We provide our subscribers and potential subscribers with various self-service channels, such as interactive voice response, or IVR, web-based services, automatic and live chat and mobile phone application, where they can receive general and specific information, including pricing plans, account balance, information regarding our various services and products and trouble shooting and handset-operation.  We invest efforts in directing our customers to use self-service channels.

Our business sales force and back office personnel also provide customer care to our business customers. We have restructured our service to small and mid-sized business customers so as to provide one focal point to both sales and services by phone. We offer our business customers repair services by a dispatch service collecting and returning the repaired handset within two business days, during which time, the customer is provided with a substitute handset, free of charge.

All of our service channels are monitored and analyzed regularly in order to assure the quality of our services and to identify areas where we can improve.

We constantly invest time and efforts making our services compatible to persons with disabilities. We provide customers with disabilities convenient accessibility to our premises and adapted products and services, including sign language customer care at our walk-in services, free dispatch services, and the option to receive sales and support services in the customer's home. We work closely with Accessibility Israel, a leading Israeli non-profit organization advancing accessibility for persons with disabilities in Israel, and train our representatives to provide accessible service to all our customers.

We entered into an agreement with Be’eri Printers for our printing supplies and invoices as well as the distribution, packaging and delivery of invoices and other mail to the postal service distribution centers in 2003.  Under the terms of the agreement, we committed to purchase from Be’eri a minimum monthly quantity of production and distribution services which may be reduced if we modify our printed invoice delivery policy.  The agreement was valid until December 2013and we are negotiating its renewal.

Competition

Cellular

There is intense competition in all aspects of the cellular communications market in Israel, which intensified further in 2012 and 2013, and we expect that this intensified competition will continue in the future, due to the highly penetrated state of our market and new competition, aided by regulatory changes. See “Item 3. Key Information – D. Risk Factors – Risks Related to our Business – We face intense competition in all aspects of our business.” We currently compete for market and revenue share with nine other cellular communications operators: four MNOs (Partner, Pelephone, Hot Mobile and Golan) and five MVNOs (Rami Levy, Home Cellular, Alon Cellular, Azi and Cellact).

Our estimated market share based on number of subscribers was approximately 30.6% as of December 31, 2013. Estimated market shares at such time of Partner, Pelephone, Hot Mobile and Golan were estimated to be approximately 29.1%, 26.3%, 8% and 4.1%, respectively and the MVNOs' collective market share was estimated to be 1.9%.

The competition in the cellular communications market intensified following the compulsory reduction of cellular Early Termination Fees to a negligible amount in February 2011 and their subsequent annulment, which eliminated the transfer barrier between operators and the formation of communications groups. In May 2012, the competition further drastically intensified following the entry of additional cellular operators to the market, specifically the launch of two new UMTS operations by Hot Mobile and Golan, without having to first invest in building their own network and using national roaming on Pelephone's and our networks aimed at winning market share in the private sector as quickly as possible (as reaching a 7% market share in the residential sector within five years would allow them to reduce their respective license fee commitments of approximately NIS 705 and 360 million, respectively, to an immaterial amount and retrieve the bank guarantees guaranteeing such commitments; by introducing significantly lower tariffs than market level at that time. Hot Mobile retrieved the bank guarantee in Novmeber 2013 and Golan requested its retrieval in January 2014. This has caused a substantial decrease of prices made by all competitors, including us. As a result, and in an attempt to increase customers acquisition rate and gain market share, Golan and Hot Mobile have offered even lower tariffs, including free of charge Unlimited Packages for a limited period. Subsequently, in the fourth quarter of 2012 and in 2013, other operators also substantially reduced prices and offered free of charge packages for a limited time, resulting in an erosion of the price level differentiation between incumbent and new competitors, and leading to a material increase in churn rate and price erosion and a material decrease in revenues and profitability for us.

Competition may intensify further as a result of the occurrence of any of the events described under “Item 3. Key Information – D. Risk Factors – Risks Related to our Business – We face intense competition in all aspects of our business.” In addition, if network sharing agreements are approved and executed, they will, among other things, allow MNOs (particularly Golan and Hot Telecom) to direct the extensive savings such agreements will afford into further competition, as well as increase the competition on hosting services to MVNOs.

Handsets

In the handsets market, we compete with numerous vendors, chain stores and importers' stores. Recent regulatory decisions alleviating the regulatory requirements on the import to and sale of handsets in Israel, coupled with regulatory decisions preventing cellular operators from linking handsets sale and cellular services, led to the entry of additional competitors into the market, significantly increased competition and decreased sales for us. See "Item 4. Information on The Company - Government Regulations – Tariff Supervision" for additional details. That, coupled with the growing change in the business market where corporations no longer purchase cellular services for their employees from a designated operator but rather allow each employee to purchase his or her own device and obtain cellular services from their operator of choice, known as the "bring your own device" phenomenon, may further increase the competition in this market.

Wireline

For the formation of a wholesale landline market in Israel see "-Government Regulations – Landline" below".

While an effective wholesale wireline market will enhance our ability (including through Netvision) to compete and extend our service offering, the recommendations regarding the structural separation and Bezeq's tariffs supervision, which were liaised together by the Ministry of Communications' policy, may have a material adverse effect on our competitive capabilities and results of operation. In addition, setting low prices for landline wholesale market services may increase the competition in the landline market as it will facilitate the entrance of new competitors to the landline market and may trigger further escalation in the competition in other markets in which we operate, including the cellular market. For further details see below in this Item 4. B. under "- Netvision". See also "Item 3. Key Information – D. Risk Factors – Risks related to our wholly owned subsidiary Netvision – Changes in regulatory environment could adversely affect Netvision's business" for risks relating to our landline operations and our ability to grow in that market.

The principal competitive factors in the cellular market include general brand perception, perceived price, customer service and handset selection. In addition, mobile data and other value-added services constitute an important factor in selecting a cellular provider.

In response to the enhanced competition in our market and in the Israeli telecommunications market in general, we have implemented various steps and strategies, including:

·	acquiring Netvision to create a competitive communications group and offering comprehensive bundles of mobile and wireline solutions, such as the very successful "Cellcom Total" price plans;

·	investing significant resources in customer service and retention, as well as supporting information technology systems;

·	introducing innovative value-added services;

·	taking aggressive efficiency measures through adjustments to our existing head count, reducing overhead expenses and improving work processes, in order to reduce costs and improve our agility;

·	investing in our network technology to ensure our ability to offer quality and advanced cellular and wireline services;

·
entering into network and cell site sharing agreements with Pelephone and Golan, which, if approved and executed, will result in substantial operating expense and capital expenditure savings to us, while allowing us to upgrade our network to 4G technology and provide our customers with the most advanced services;

·	offering attractive pricing plans to subscribers, including cross-sale and up-sale of our and Netvision's services; and

·
identifying new opportunities to maximize our advantages as a cellular operator  and maximizing our advantages as a communications group, such as by providing television services over the internet, a solution that is in the final stages of development and that we may decide to launch, the offering of landline infrastructure services to the private sector if an effective wholesale market is established, and the offering of NFC-based cellular credit card services, which we expect to commercially offer in 2014.

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

We have registered approximately 40 domain names and approximately 120 trademarks, the most important of which are the star design, “Cellcom”, “Talkman” and “Cellcom Volume”. Netvision has registered approximately 115 domain names and approximately 50 trademarks, the most important of which are "Netvision" and "013 Netvision".  We are also the proprietor of a few registered patents.

Government Regulations

The following is a description of various regulatory matters that are material to our operations, including certain future legislative initiatives that are in the process of being enacted.  There can be no certainty that the future legislation described here will be enacted or that it will not be subject to further change before its final enactment.

General

A significant part of our operations is regulated by the Israeli Communications Law, 1982, the regulations promulgated under the Communications Law and the provisions of our licenses, which were granted by the Israeli Ministry of Communications pursuant to the Communications Law.  We are required by law to have a general license in order to provide cellular communications services in Israel. The Ministry of Communications has broad supervisory powers in connection with the operations of license holders and is authorized, among other things, to impose financial penalties for violations of the Communications Law, the regulations and our licenses. For a description of the principal licenses held by Netvision see below in this Item 4.B under the caption "- Netvision".

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

We provide our cellular services under a non-exclusive general license granted to us by the Ministry of Communications in June 1994, which requires us to provide cellular services in the State of Israel to anyone wishing to subscribe. The license expires on January 31, 2022, but may be extended by the Ministry of Communications for successive periods of six years, provided that we have complied with the license and applicable law, have continuously invested in the improvement of our service and network and have demonstrated the ability to continue to do so in the future. The main provisions of the license are as follows:

·
the license may be modified, cancelled, conditioned or restricted by the Ministry of Communications in certain instances, including: if required to ensure the level of services we provide; if a breach of a material term of the license occurs; if DIC (or a transferee or transferees approved by the Ministry of Communications), in its capacity as our founding shareholder, holds, directly or indirectly, less than 26% of our means of control (with “means of control” defined for these purposes as voting rights, the right to appoint a director or general manager, the right to participate in distributions, or the right to participate in distributions upon liquidation); if our founding shareholders who are Israeli citizens and residents  hold, directly or indirectly, less than 20% of our means of control (DIC, as founding shareholder, has undertaken to comply with this condition); if at least 20% of our directors are not appointed by Israeli citizens and residents from among our founding shareholders or if less than a majority of our directors are Israeli citizens and residents; if any of our managers or directors is convicted of a crime of moral turpitude and continues to serve; if we commit an act or omission that adversely affects or limits competition in the cellular communications market; or if we and our 10% or greater shareholders fail to maintain combined shareholders’ equity of at least $200 million.;

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

·
we, our office holders and our interested parties, may not be parties to any arrangement whatsoever with Bezeq or another cellular operator that is intended or is likely to restrict or harm competition in the field of cellular services, cellular handsets or other cellular services. For the purpose of the license, an “interested party” is defined as a 5% or greater holder of any means of control;

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

·
we are required to interconnect our network to other public telecommunications networks in Israel, on equal terms and without discrimination, in order to enable subscribers of all operators to communicate with one another, and are also required to provide national roaming services to new UMTS operators;

·
we may not give preference in providing infrastructure services to a license holder that is an affiliated company over other license holders, whether in payment for services, conditions or availability of services or in any other manner, other than in specific circumstances and subject to the approval of the Ministry of Communications;

·
there are certain general types of payments that we may collect from our subscribers, general mechanisms for setting and raising tariffs, including the basic airtime charging units, and providing cellular services related benefits, reports that we must submit to the Ministry of Communications and an obligation to provide notice to our customers and the Ministry of Communications prior to increasing tariffs and the Ministry of Communications is authorized to intervene in setting tariffs in certain instances;

·
we must maintain a minimum standard of customer service, including, among other things, establishing call centers , maintaining a certain service level of our network, collecting payments pursuant to a certain procedure, protecting the privacy of subscribers; use a specific format for our agreement with our customers; obtain an explicit request from our subscribers to purchase services, whether by us or by third parties, as a precondition to providing and charging for such services, including specific requirements as to format and a default blockage of the customer's ability to purchase certain services; maintain a specific form of evidence of customers' request to purchase our services as a precondition to charging our customers for those services; and provide certain notifications to customers regarding the services ordered and the procedures for handling subscribers' objections as to billing and repayment of overcharged sums;

·
we may not be transfer, pledge or encumber the license or any part thereof without the prior approval of the Ministry of Communications, and face restrictions on the sale, lease or pledge of any assets used for implementing the license; and

·
we are required to obtain insurance coverage for our cellular activities. In addition, the license imposes statutory liability for any loss or damage caused to a third party as a result of establishing, sustaining, maintaining or operating our cellular network. We have further undertaken to indemnify the State of Israel for any monetary obligation imposed on the State of Israel in the event of such loss or damage.  For the purpose of guaranteeing our obligations under the license, we have deposited a bank guarantee in the amount of $10 million with the Ministry of Communications, which may be forfeited in the event that we violate the terms of our license.

In the event that we violate the terms of our license, we may be subject to substantial penalties, including monetary sanctions. In August 2012, the Communications Law was amended so as to set gradual financial sanctions on communication operators, for breach of their licenses, the sum of which shall be calculated as a percentage of the operator's income and based on the gravity of the breach. The maximum amount per violation that may be imposed is approximately NIS 1.6 million plus 0.225% of our annual revenue for the preceding year. The Ministry of Communications published criteria to be used for determining the sum of the imposed sanctions, including the impact on the competition, the duration of the violation, the number of subscribers affected, the benefit to the operator from the violation and prior violations. Following the publication of the guidelines, the MOC has substantially increased its supervision activities and imposed monetary sanctions, including on us (in immaterial sums). Substantial sanctions will harm our results of operations.  In the event that we materially violate the terms of our licenses, the Ministry of Communications has the authority to revoke them.

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

Services in Judea and Samaria

The Israeli Civil Administration in Judea and Samaria granted us non-exclusive licenses for the provision of cellular and landline services to the Israeli-populated areas in Judea and Samaria.  Those licenses are effective until December 31, 2017. We expect we will be able to renew this license without undue burden. The provisions of the cellular and landline licenses described above, including as to its extension, generally apply to those licenses, subject to certain modifications.

ISP license

In December 2001, we were granted a non-exclusive special internet services provider, or ISP, license for the provision of internet access services. The license is effective until December 2018 but may be extended by the Ministry of Communications for successive periods of five years. The provisions regarding the transfer of our shares that are included in the special license for the provision of data and transmission services described above, generally apply to this license.

Possible unified license

In August 2013, the Ministry of Communications published a hearing regarding the replacement of the current special general license for the provision of landline communications services, the general license for the provision of international telecommunication services and the MVNO license, with a unified license, which would allow its holder to provide any of these services as well as ISP services (currently provided under an internet service provider license) and installation and maintenance of telecommunication equipment at a customer's or the licensee's premises (currently provided under a "network end point" license). The purpose of the proposed regulation is to alleviate the requirements on license holders that are not required to have a nationwide infrastructure, in order to decrease entry barriers for additional competitors to enter those markets. This replacement would occur within a certain period of time, to the best of our understanding, in two phases: (1) replacement of each such license to a separate unified license format followed by (2) unification into one license encompassing all those services.

The unification process is yet to be determined and it may have various legal, financial, tax and accounting implications on our operations to the extent it would require the transfer of assets, goodwill, rights and obligations among the companies in our group or require an operational unification. The provision of several services by one entity would also circumvent the limitations on discrimination between operators.

Entry of additional competitors into the markets in which we or Netvision operate, facilitated by the proposed unified license, may also increase competition in these markets.

Tariff supervision

Under the Israeli Communications Regulations (Telecommunications and Broadcasting) (Payment for Interconnecting), 2000, interconnect tariffs among landline operators, international call operators and cellular operators are subject to regulation and have been gradually decreased, leading to a material decrease in our revenues.

In September 2010, the regulations were amended to dramatically reduce maximum interconnect tariffs payable to cellular operators. Current tariffs are as follows:

·
the maximum interconnect tariff payable by a landline operator or a cellular operator for the completion of a call on another Israeli cellular network is  NIS 0.0643 per minute from January 1, 2013 and NIS0.0615  per minute from January 1, 2014; and

·	the maximum interconnect tariff payable by a cellular operator for sending an SMS message to another Israeli cellular network is NIS 0.0015 from January 1, 2013; and NIS 0.0014from January 1, 2014.

·
The tariffs do not include VAT and represent certain CPI linkage from 2009. The tariffs will be increased by the percentage of royalties payable to the Ministry of Communications by the operator (currently 0%).

The reduction in tariffs had a material adverse effect on our results of operation in the years 2011, 2012 and 2013. For details on the effects of the reduction see "Item 5. Operating and Financial Review and Prospects.  – A. Operating Results – Overview –General".

In October 2013, the regulations were further amended to reduce the maximum interconnect tariffs payable to landline operators  from a varying tariff of NIS 0.0232-0.0421 to NIS 0.01  as of December 2013 and NIS 0.0101 as of January 2014.

Our general license prevents us from offering our subscribers pricing plans using airtime charging units other than the basic airtime charging unit. In March 2012, the Communications Law was amended so as to prohibit cellular operators from making any linkage between a cellular services transaction and a handset purchase transaction, including by way of offering airtime rebates or refunds for handsets, as of January 1, 2013 (under our license we were required to provide such rebates or refunds to customers who purchased their handset elsewhere). This has resulted in further decreased sales of handsets by us and increased churn, both of which are expected to continue.

The Communication Law has prevented the collection of Early Termination Fees in the cellular market (as of 2012) and the other communication markets(as of 2011) (excluding from customers with more than a certain amount of cellular lines or over a certain amount of monthly invoice for bundles or other services) in existing as well as new pricing plans. An additional amendment to the Law prohibits the collection of the handset's remaining installments in one payment pursuant to early termination. As a result, our current pricing plans generally do not include a commitment to a predefined period nor an Early Termination Fee (excluding price plans for customers with more than a certain amount of cellular lines or over a certain amount of monthly invoice for bundles or other services). The reduction and subsequent annulment of Early Termination Fees in the cellular market has led to the offering of packages at lower average revenue per minute and accelerated price erosion, and has materially increased churn rate and subscriber acquisition and retention costs.

Under the Communications Law, if a new operator or Hot Mobile and the hosting operator for national roaming have not reached an agreement as to the terms of the service (including the consideration), for any reason, until the service is to commence (after certain criteria is met) the service will be provided for the then prevailing interconnect tariff (in case of a call and for data services - 65% of the interconnect tariff per 1 mega) and subsequently (but no later than February 1, 2012) shall be determined by the Ministry of Communications with the consent of the Minster of Finance and applied retroactively. Unfavorable terms and consideration for the service, may result in material adverse effect on our results of operations. In October 2011, we entered a national roaming agreement with Golan and in September 2011, Hot Mobile entered a national roaming agreement with Pelephone.

Under the Communications Law, in the event that a MVNO and the cellular operator, will not have reached an agreement as to the provision of service by way of MVNO within six months from the date the MVNO has approached the cellular operator, and if the Ministry of Communications together with the Ministry of Finance determine that the failure to reach an agreement is due to unreasonable conditions imposed by the cellular operator, the Ministry of Communications may intervene in the terms of the agreement, including by setting the price of the service. Unfavorable terms and consideration for the service, may result in material adverse effect on our results of operations. For additional details see "Mobile Virtual Network Operators" below. In 2011 five MVNOs have entered into hosting agreements, one of which (Home Cellular) has entered into an agreement with us. To date, five MVNOs commenced operations and one of them is hosted by us.

In August 2012, the Consumer Protection Law was amended, effective January 2013, to obligate us to pay our customers predetermined damages for each discrepancy from the customer's pricing plan, remedied after the customer complained. The damages are in an insignificant amount, but may aggregate to substantial amounts if paid to numerous customers on multiple occasions.

In August 2013, the Communication law was amended so as to authorize the Minister of Communications to give instructions and to set interconnect tariffs and usage of another operator's network rates and supervised services prices, based not only on previous method of cost (according to a calculation method determined by the Minister of Communications) plus reasonable profit, but also on the basis of one of the following: (1) payment for services provided by a licensee; (2) payment for a comparable service; or (3) comparison to such services or interconnect tariffs in other countries. In addition, the Minister of Communications was authorized to give instructions in relation to structural separation for the provision of different services, including between services provided to a licensee and services provided to a subscriber.

In 2013, the Communications Law was amended so as to prohibit cellular operators from linking a cellular services transaction and handset purchase transaction, including by way of offering airtime rebates or refunds for the handsets. This amendment has adversely affected our end-user equipment revenues and our results of operations. In November 2013, the MOC instructed to discontinue any specific rebates and refunds to customers transferring from other cellular operators. This instruction has and is expected to continue to adversely affect our sales abilities and our results of operations.

In December 2013, our cellular license was amended so as to place restrictions on the provision of roaming services, including default blockage of the data roaming service to be opened only upon the customer's request,  automatic blockage of data roaming services (excluding customers with a data plan) to be reopened again upon such request each time the customer reaches a certain usage threshold, and certain notification procedures, in effect as of March 2014. Such change is expected to have an adverse effect on our roaming revenues and results of operations.

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

In March 2010, a new Planning and Building bill, intended to replace the existing Planning and Building law passed the first stage of enactment at the Israeli parliament. If the bill is enacted, it may have an effect on, among other things, current permits for our cell sites, the procedures to receive building permits for our cell sites, the exemption for radio access devices set out in the Communications Law (which the bill proposed to annul),  the scope of our indemnification obligations and the obligation to pay amelioration charge. In this preliminary stage of enactment, we cannot estimate the chances of its enactment or its effects, if so enacted, on our network and network build-out. Additionally, in July 2013, another bill passed the first stage of enactment which proposes changes to the planning and building process of cell sites which may facilitate and shorten the current procedures for obtaining the relevant permits. We cannot estimate the chances of its enactment or its effects, if so enacted.

See note 30 to our consolidated financial statements for 2013 included elsewhere in this annual report for details regarding a purported class actions filed against us in connection with cell sites construction and operation (a second purported class action was dismissed without prejudice).

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

National Zoning Plan 36 sets forth the considerations that the planning and building authorities should take into account when issuing building permits for cell sites. These considerations include the satisfaction of safety standards meant to protect the public’s health from non-ionizing radiation emitting from cell sites, minimizing damage to the landscape and examining the effects of cell sites on their physical surroundings.  National Zoning Plan 36 also determines instances in which building and planning committees are obligated to inform the public of requests for building permits prior to their issuance, so that they may submit objections to the construction of a site in accordance with the provisions of the Planning and Building Law. Many local authorities have argued that a building permit issued in reliance on the Plan requires the payment of amelioration charge. In 2013 this position was adopted in principle by an appeal zoning committee. Should the matter be decided against us in appeal zoning committees or by a court of law, the costs of constructing a site will substantially increase.

However, National Zoning Plan 36 is in the process of being revised. Currently proposed changes would impose additional restrictions and requirements on the construction and operation of cell sites. In June 2010, the proposed changes were approved by the National Council for Planning and Building and submitted for the approval of the Government of Israel. If the proposed changes are approved by the Israeli Government, they will harm our ability to construct new cell sites, make the process of obtaining building permits for the construction and operation of cell sites more cumbersome and costly, and could  adversely affect our existing network and delay the future deployment of our network.

Site licensing

We have experienced difficulties in obtaining some of the permits and consents required for the construction of cell sites, especially from local planning and building authorities. The construction of a cell site without a building permit (or applicable exemption) constitutes a violation of the Planning and Building Law. Violations of the Planning and Building Law are criminal in nature.  The Planning and Building Law contains enforcement provisions to ensure the removal of unlawful sites.  There have been instances in which we received demolition orders or in which we and certain of our directors, officers and employees faced criminal charges in connection with cell sites constructed and/or used without the relevant permits or not in accordance with the permits. In most of these cases, we were successful in preventing or delaying the demolition of these sites, through arrangements with the local municipalities or planning and building authorities for obtaining the permit, or in other cases, by relocating to alternate sites. As of December 31, 2013, we were subject to eight criminal and administrative legal proceedings alleging that some of our cell sites were built and have been used without the relevant permits or not in accordance with the permits. As of the same date, a small portion of our cell sites operated without building permits or applicable exemptions. Although we are in the process of seeking to obtain building permits  of these sites, we may not be able to obtain them and in several instances we may be required to relocate these sites to alternative locations or to demolish them without any suitable alternative. In addition, we may be operating a significant  number of our cell sites,  in a manner which is not fully compatible with the building permits issued for them, although they are covered by permits from the Ministry of Environmental Protection in respect of their radiation level.  In some cases we will be required to relocate these cell sites to alternative locations, to reduce capacity coverage or to demolish them without any suitable alternative.

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

In September 2010, the Israeli Supreme Court issued an interim order prohibiting further construction of radio access devices in cellular networks in reliance on the exemption. The interim order, that was issued pursuant to the Israeli Attorney General's request, will be in effect until the enactment of the proposed regulations or other decision by the court. A further decision of the Supreme Court in February 2011, states that the order will not apply to the replacement of existing radio access devices under certain conditions. As of September 2011, the order was relaxed to allow Hot Mobile and Golan to construct radio access devices in reliance on the exemption, under certain limitations. Our application to relax the interim order against us was denied. The Attorney General's opinion submitted in December 2013 to the court supports a permanent order to prevent us from constructing radio access devices in cellular networks in reliance on the exemption, until regulations limiting our reliance on the exemption are enacted but allowing us to replace radio access devices under certain conditions and allowing Hot mobile and Golan to continue to construct radio access devices in reliance on the exemption,  until July 2014. We are awaiting the Court's decision.

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

 An annulment of, or inability to rely on, or substantial limitation of, the exemption could adversely affect our existing network and network build-out, particularly given the rapidly growing demand for data traffic on our network (including as a result of our 2G and 3G sharing agreement, if approved), specifically in urban areas and the objection of some local planning and building authorities to grant due permits where required, could have a negative impact on our ability to obtain environmental permits for these sites, could negatively affect the extent, quality, capacity and coverage of our network, and our ability to continue to market our products and services effectively and may have a material adverse effect on our results of operations and financial condition.

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

Several local planning and building authorities argue that Israeli cellular operators may not receive building permits in reliance on the current National Zoning Plan 36, or the Plan, for cell sites operating in frequencies not specifically detailed in the frequencies charts attached to the Plan. In a number of cases, these authorities have refused to issue a building permit for such new cell sites, arguing that the Plan does not apply to such cell sites and that building permits for such cell sites should be sought through other processes (which are longer and cumbersome), such as an application for an extraordinary usage or under existing local specific zoning plans. Since June 2002, following the approval of the Plan, building permits for the Company's cell sites (where required) have been issued in reliance on the Plan. The current proposed draft amendment to the Plan covers all new cell sites requiring a building permit, independently of the frequencies in which they operate. Most of our cell sites and many cell sites operated by other operators, also operate in frequencies not specifically detailed in the Plan. The frequencies allocated in the 2011 UMTS tender to Hot Mobile and Golan are also not detailed in the Plan. We believe that the Plan applies to all cell sites, whether or not they operate in specific frequencies, consistent with the practice developed since 2002.

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

In July 2011, an inter ministry team of the Ministries of Communications, Finance, Interior, Environmental Protection and the Anti-Trust Commissionaire, published its recommendations regarding cell site sharing. The recommendations include compulsory cell sites sharing in the construction of new cell sites or modification to existing cell sites which require a building permit (the Ministry of Communications may exempt from the obligation to share cell sites where such obligation poses technological and engineering difficulties), while providing preference and leniencies to the new UMTS operators, as well as the reduction of existing non shared cell sites quantity. Unlike the site sharing we wish to implement in the framework of our agreements with Pelephone and Golan, where site sharing will be carried out where it is beneficial for us, these recommendations or similar recommendations, if enacted, would further burden the construction of new cell sites and modifications to existing cell sites, and may adversely affect our existing cellular network, network build-out and results of operations.

In May 2012, the positions of the Ministries of Communications, Health and Environmental Protection in relation to the various aspects of the provision of 4G services in Israel were published, in response to a petition to hold a public debate regarding 4G service in Israel and prevent 4G spectrum allocation until such debate is held. The Ministries held the position that 4G services would involve some increase in the level of non-ionizing radiation the public will be exposed to and that in order to minimize such increase 4G deployment should be based on current cell sites, additional outdoor and indoor small cell sites and, whenever possible, use wireline infrastructure so that data traffic shall be carried mostly through wirelines and not cellular infrastructure. The adoption of the inter-ministry team's recommendations regarding cell site sharing is a precondition for the deployment of 4G infrastructure. Under such guidelines, the public's exposure to non-ionizing radiation level should not increase substantially. The Ministry of Health further opined that in light of the preventive precaution principle and, in order to reduce as much as possible the alleged health risks, 4G fields of usage and specific usage should be predefined and additional usage, where a landline alternative is available, should be conditioned on further discussion. The Ministry of Environmental Protection stated that full deployment of 4G infrastructure, under the guidelines set by the ministries shall decrease the level of exposure from handsets and create a more balanced level of exposure from cell sites, lower than current level in some areas where cellular infrastructure is sufficient and somewhat higher in areas where cellular infrastructure is sufficient and in any case much lower than the maximum exposure levels recommended by the international health organization and required under the environmental permits for cell sites in Israel. See "Construction and operating permits from the commissioner of environmental radiation" below for additional details. For details regarding network and cell sites sharing agreements see "– A. History And Development Of The Company- Our History - Strategic network sharing agreements in 2013" and "- B. Business Overview – Network and Technology - Network and Cell Sites Sharing Agreements" above.

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

Since January 2006, we have provided approximately 368 indemnification letters in order to receive building permits. In addition, prior to January 2006, we provided three undertakings to provide an indemnification letter to local planning and building committees.  Local planning and building committees have sought to join cellular operators, including us, as defendants in depreciation claims made against them even though indemnification letters were not provided.  We were joined as defendants in a small number of cases, but were not, as of December 31, 2013, a party to any such depreciation claim. We expect that we will be required to continue to provide indemnification letters as the process of deploying our cell sites continues. As a result of the requirement to provide indemnification letters, we may decide to construct new cell sites in alternative, less suitable locations, to reduce capacity coverage or not to construct them at all, should we determine that the risks associated with providing such indemnification letters outweigh the benefits derived from constructing such cell sites, which could impair the quality of our service in the affected areas.

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

Pursuant to the Non-Ionizing Radiation Law, the construction and operation of cell sites and other facilities requires the prior approval of the Ministry of Environmental Protection. The validity of a construction permit will be for a period not exceeding three months, unless otherwise extended by the Commissioner, and the validity of an operating permit will be for a period of five years and we are required to submit to the Commissioner annual reports regarding radiation surveys conducted on our cell sites and other facilities  by third parties that were authorized to conduct such surveys by the Commissioner. Permits that were issued under the Pharmacists Regulations were deemed, for the remainder of their term, as permits issued under the Non-Ionizing Radiation Law. An applicant must first receive a construction permit from the Commissioner and only then may the applicant receive a building permit from the planning and building committee. In order to receive an operating permit from the Commissioner, certain conditions must be met, such as presenting a building permit or an exemption and means taken (including technological means) to limit exposure levels from each cell site or facility (relevant also for the receipt of a construction permit). In April 2010, the Commissioner amended all existing operating permits to include an obligation to provide the Commissioner with online, ongoing data regarding the radiation level on each of the cell sites and other facilities operated by each cellular operator, satisfied by a monitoring system supplied by the Commissioner and installed at the operator's premises. We provide the Commissioner with the requested data. See "Site licensing" above for additional details in regards to obtaining a building permit or relying on an exemption.

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

In March 2013, a bill amending the Non-Ionizing Radiation Law so as to prohibit the grant of permits under such law for the construction and operation of cell sites situated within 75 meters from certain institutions, passed a preliminary phase of enactment in the Israeli

Parliament. According to the bill, such permits granted prior to the enactment of the bill shall expire within 6 months from its effective date. In March 2013, another bill amending the Planning and Building Law was published, so as to broaden the public's right to submit objections to all requests for the construction of cell sites and to allow a wider discretion to the planning authorities in relation to such requests that are submitted in certain circumstances including similar to those described in the previous bill. If restrictions similar to those included in the previous draft of the Non-Ionizing Radiation Regulations (which included additional restrictions on the operation of cell sites and other facilities) or the proposed change to the Non Ionizing Radiation Law or the Planning and Building Law are subsequently adopted, they will, among other things, limit our ability to construct new sites (and if applied to existing cell sites, they will also limit our ability to renew operating permits for many of our existing sites), will adversely affect our existing networks and networks build out, specifically in urban areas, and could adversely affect our results of operations.

See note 30 to our consolidated financial statements for 2013 included elsewhere in this annual report for details regarding purported class actions filed against us, in respect of non-ionizing radiation.

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

We obtained type-approval from the Ministry of Communications for each handset model we started to import prior to November 2012. As of November 2012, we inform the MOC of new models that we start to import and receive the MOC's approval. SAR levels are a measurement of non-ionizing radiation that is emitted by a hand-held cellular handset at its specific rate of absorption by living tissue. SAR tests are performed by the manufacturers on prototypes of each model of handset, not for each and every item. We include the information published by the manufacturer regarding SAR levels as we do not perform independent SAR tests for equipment and rely for this purpose on information provided by the manufacturers. As the manufacturers’ approvals refer to a prototype handset, we have no information as to the actual SAR level of each specific item and throughout its lifecycle, including in the case of equipment repair. We inform our customers that there may be changes in the SAR levels in the event of equipment repair.  See note 30 to our consolidated financial statements for 2013 included elsewhere in this annual report for details regarding purported class actions filed against us, in respect of handsets and accessories.

We are required to provide a warranty for certain end user equipment purchased from us, for certain malfunctions during the first year, and are required to provide repair services for two years and in certain cases, for three years. We are also required to annul equipment sale in certain circumstances, at the request of the customer.

Royalties

Under the Communications Law, the Israeli Communications Regulations (Royalties), 2001, and the terms of our general license, we are required to pay the State of Israel royalties equal to a certain percentage of our revenues generated from telecommunications services, less payments transferred to other license holders for interconnect fees or roaming services and losses from bad debt. No royalties were due for sale of handsets. As of 2013, that percentage was 0%.

 Frequency fees

Frequency allocations for our cellular services are governed by the Wireless Telegraph Ordinance. We pay frequency fees to the State of Israel in accordance with the Israeli Wireless Telegraph Regulations (Licenses, Certificates and Fees), 1987.

Mobile virtual network operators

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

Although the regulations that regulate the operation of an MVNO deal with an agreement based MVNO, the Communications Law, instructs that in the event that a MVNO and the cellular operator will not have reached an agreement as to the provision of service by way of MVNO within six months from the date the MVNO has approached the cellular operator, and if the Ministry of Communications together with the Ministry of Commerce determine that the failure to reach an agreement is due to unreasonable conditions imposed by the cellular operator, the Ministry of Communications will use its authority to provide instructions. Such instructions may include intervening in the terms of the agreement, including by setting the price of the service. For the Minister of Communications' authority to give instructions and to set prices see "Item 4. Information on the Company – B. Business Overview - Government Regulations - Tariff Supervision". Unfavorable terms and consideration for the service may result in material adverse effect on our results of operations.

To date the Ministry of Communications has granted eleven MVNO licenses and seven MVNOs have entered hosting agreements with cellular operators, without the Ministry of Communications's intervention: Free Telecom with Pelephone, Rami Levy with Pelephone, Ituran with Pelephone and Partner, Home Cellular with us, Alon Cellular with Partner (and announced it will be transferring to Pelephone , Azi with Partner and Cellact with Pelephone. Rami Levy, Home Cellular Alon Cellular Ltd., Azi and Cellact commenced operations in December2011, April and May 2012, July 2013, and December 2013 respectively, and it is unknown if and when the others will commence operations. For additional details see "Item 4. B. – Business Overview – The Telecommunications Industry in Israel – Cellular services".

Additional UMTS operators

Hot Mobile (in September 2011) and Golan (In January 2012) were awarded new UMTS frequencies, following a spectrum tender held by the Ministry of Communications.  Golan was awarded a general license for the provision of cellular services and Hot Mobile's existing license was amended. Hot Mobile and Golan committed to pay license fees in the amount of approximately NIS 705 million and NIS 360 million, respectively, beginning five years from the grant date of the UMTS license, which may be reduced by one seventh of the sum, down to a minimal license fee of NIS 10 million, for each one percent of market share gained by each in the private sector (taking into consideration subscribers, revenues and minutes of use market shares) during such five year period. To date, both operators have reached 7% market share. Hot Mobile has retrieved and Golan Telecom has requested the retrieval of the bank guarantee which guaranteed their obligation to pay the license fee.  Hot Mobile and Golan were awarded certain additional benefits and leniencies, such as a prolonged timetable for network coverage completion and the right to use national roaming through cellular operators' networks.

Under the Communications Law existing operators (other than Hot Mobile) are required to provide new UMTS operators and Hot Mobile national roaming services, for a period of –seven to ten years (subject to certain conditions). If the new operator or Hot Mobile and the hosting operator have not reached an agreement, as to the terms of this service (including the consideration), for any reason, by the time that the service is to commence (after certain criteria are met) the service will be provided for the then prevailing interconnect tariff and subsequently (but no later than February 1, 2012) shall be determined by the Ministry of Communications with the consent of the Minster of Finance and applied retroactively.

In October 2011, we entered a national roaming agreement with Golan, under which we will provide Golan national roaming services and cell site sharing privileges, and Hot Mobile entered a national roaming agreement with Pelephone. As a result, the Ministry of Communications did not determine the terms for the service.

In May 2012, Golan and Hot Mobile launched their UMTS services, which significantly increased competition in the market, increased churn and accelerated price erosion, and  have materially adversely affected our results of operations.

Landline

In May 2012, the Israeli Minister of Communications published a policy document regarding wireline wholesale services, which mainly provides for: (1) the creation of an effective wholesale telecommunications access market in Israel, as Bezeq and Hot will allow other operators that do not own an infrastructure, to use their infrastructure in order to provide services to end users; (2) the annulment of the structural separation between an owner of wireline infrastructure and its international landline operator and internet service provider affiliates and replacement thereof with an accounting separation within nine months from the date of execution of an agreement between the owner and another operator with a significant market share, unless the Minister of Communications finds that such annulment may considerably harm competition or the public. The Minister of Communications shall consider providing leniencies in relation to or annulment of the structural separation between an owner of wireline infrastructure and its cellular operator affiliate according to the pace of development of a wholesale market and the state of competition in the market. In case an effective wholesale market does not develop within twenty four months from the date of the policy document, the Ministry of Communications shall act to impose a structural separation in the owners of the wireline infrastructure between the infrastructure and the services provided through this infrastructure; (3) the annulment by the Minister of Communications of the structural separation in relation to television broadcasting services if there is a reasonable possibility of providing a basic package of television services through the internet by providers without a national landline infrastructure. The Minister of Communications shall consider imposing a requirement to provide television broadcasting services for the same price within a package of telecommunications services and separately; (4) a change of the supervision on Bezeq retail tariffs to maximum tariffs rather than the current setting of fixed tariffs within six months from the date of execution of an agreement between Bezeq and another operator, and (5) The wholesale market's tariffs and terms of agreement shall be agreed through negotiations between the owners of the wireline infrastructure (Bezeq and Hot) and the other operators and once agreed will be offered on the same terms, to all other operators, including the owner's affiliates.

For changes to the Israeli Communication law, extending  the Minister of Communications' authority to give instructions and set interconnect tariffs,  usage of another operator's network rates and supervised services prices, and give instructions in relation to structural separation, see "-Tariff supervision" above.

As negotiations of such wholesale agreement failed, in January and February 2014, the MOC published hearings regarding terms for the provision of certain wholesale landline services by Bezeq and Hot to other operators (as well as an IRU of passive infrastructure elements by Bezeq and Hot of each other's networks) and the maximum prices it intends to set for certain wholesale services to be provided by Bezeq to other operators (excluding Hot). The MOC noted it is reviewing applying certain wholesale obligations on all landline operators, including us. The MOC further published its decision regarding the types of landline services that shall be offered through the wholesale landline market. We are awaiting the MOC's decision as to wholesale prices.

In August 2013, IBC received licenses for the provision of broadband infrastructure services on the IEC's optic fibers infrastructure to other licenses holders as well as directly to large business customers. IBC is expected to commence provision of such services in 2014.

See also "- Competition – Wireline" above.

Emergency situations

We may be subject to certain restrictions and instructions regarding our activities or provision of services during national emergencies or for reasons of national security or public welfare, including taking control of our cellular or landline networks. Further, the Prime Minister and the Ministry of Communications may determine that our services are deemed essential services, in which case we may be subject to further additional limitations on our business operations.

Reporting requirements

We are subject to extensive reporting requirements.  We are required to report to the Ministry of Communications the transfer of means of control from certain thresholds and changes of office holders, as well as to provide reports relating to our ongoing operation and services. We are required to submit to the Ministry of Communications detailed annual reports with information concerning subscribers, revenues by service, the number of new subscribers and churn, annual financial statements and prior notice of tariff increases. In addition, under our license we may be required by the Ministry of Communications to file additional reports, such as reports on complaints, pricing, specific costs and revenues, network problems and the development of the network. We are required to provide the Commissioner of Environmental Radiation under the Non-Ionizing Radiation Law and regulations with periodic and online, ongoing data of all cell sites operated by us.

Securities administrative enforcement

Under Israeli securities laws, certain violations of certain securities and securities-related laws supervised by the Israeli Securities Authority, or ISA, may be enforced through administrative measures. The ISA may impose various civil enforcement measures, including financial sanctions, payment to the injured party, prohibition of the violator from serving as an executive officer for a specified period of time, annulment or suspension of licenses, approvals and permits granted under such laws and agreed settlement mechanism as an alternative to a criminal or administrative proceeding. In case of a violation by a corporation, additional responsibility is attributed to the chief executive officer in some cases, unless certain conditions have been met, including the existence and implementation of procedures for the prevention of the violation. We adopted such procedures for the prevention of violations. Since the commencement of operations by the Israeli Securities Law Administrative Enforcement Committee, significant monetary sanctions, ranging up to several million shekels in individual cases, have been imposed on several publicly traded companies and their affiliates for breach of the provisions of the Israeli Securities Law.

Contributing to the Community and Protecting the Environment

We and our employees have been contributing to the community since our inception. We consider contribution to the community in Israel an important component of our business vision and believe we have a responsibility toward the Israeli community, as we acknowledge that business leadership goes hand in hand with social leadership.

In 2013 we continued to contribute to the community with a specific focus on our "Cellcom Volume" youth centers initiative. In addition to promoting Israeli music and artists and providing our customers with Israeli music through a variety of musical content, we have contributed to the creation of "Cellcom Volume" youth centers in various locations throughout Israel, in which we provide young people resources related to music, including music classes, facilities to bands and choirs for rehearsals and recording studios. We believe music is a language that connects and bonds different people together. As of December 31, 2013, we had 11 "Volume Centers" and five “mini Volume Centers” active throughout the country.

Throughout the year, our employees volunteer in various activities in the community.

In addition to our contribution to the building up and strengthening of the community, through activities such as our "Cellcom Volume" youth centers, we make financial donations to other worthy causes and entities. In 2013 we donated a total sum of approximately NIS 3.3 million, including our contribution to the community.

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

 Netvision is a leading company in the Israeli communications market and is engaged in two primary businesses through its wholly-owned subsidiary 013 Netvision Ltd., or 013 Netvision: provision of internet connectivity and related services (ISP); and provision of telephony services consisting mainly of international calling services, operator services, teleconferencing services and landline telephony services. In addition, Netvision is engaged in additional activities such as internet applications, cloud services and data security products.

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

Services and Products

Netvision's main service provided to its internet subscribers is internet connectivity service and related services and products, as well as bundles of its services, including  bundling with other companies' products or services. In 2013, Netvision offered ISP services bundled with cellular services offered by Cellcom.

In addition, Netvision offers its internet subscribers value added services, such as data protection services to its private subscribers and connectivity integration solutions and global communications solutions to its business customers, including firewalls, anti-virus and anti-spam software, overseas internet connectivity services and server hosting services. In addition, Netvision provides ISP services that offer the ability to filter the content viewed by the internet user; this service is targeted mainly to the orthodox religious sectors in Israel.

Netvision is constantly considering and evaluating the possibility of introducing additional products and services to its customers.

The Israeli ISP market is characterized by rapid technological changes, both in terms of the bandwidth offered to customers, as well as in terms of expansion of the list of products and services offered.  For developments in the Israeli internet infrastructure sector such as the entrance of additional players into this sector, see " - The Telecommunications Industry in Israel – Wireline Services - Broadband and Internet Services" above and under " - Competition" below.

Suppliers

In the course of engaging in its ISP business, Netvision has entered into agreements with various suppliers, the principals of which are the following:

Netvision has entered into a number of agreements with Mediterranean Nautilus Ltd. and Mediterranean Nautilus (Israel) Ltd., or collectively Med Nautilus, between 2003 and 2013. Med Nautilus is the owner of  communications infrastructure which connects the Israeli internet network to the "entry points" of the global internet network via an underwater communications cable (out of three existing cables, one of them is owned by one of Netvision's competitor, Bezeq International). Pursuant to its agreements with Med Nautilus, Netvision purchased rights of use, of certain telecommunications capacities on Med Nautilus' communications cables, as well as maintenance and operation services relating to these cables. Over the last few years Netvision has increased the capacity purchased for significantly lower prices. The terms of these agreements may be subject to regulatory intervention. See under "Item 3. Key Information – D. Risk Factors – Risk Factors Related to our Wholly Owned Subsidiary Netvision - Netvision is exposed to risks relating to network infrastructure and is dependent on services it receives from its external suppliers" and  "-Competition" below for additional details. The 2013 agreement includes an option pursuant to which Netvision may expand the purchased capacity. The term of the agreement with respect to capacity purchased from Med Nautilus is in effect until May 2032. Netvision has the option to terminate agreements with respect to parts of the capacity in 2022 and 2027.

Netvision has also entered into agreements with Bezeq and Hot, the primary internet infrastructure providers in the Israeli market. Netvision is dependent upon these suppliers since without their infrastructure Netvision would be unable to provide its ISP services to its customers. Due to the increase in customer demand for broadband width in recent years, Netvision is required from time to time to increase the capacity it purchases from Bezeq and Hot. Under its agreement with Bezeq (valid until 2014), Netvision is required to purchase minimum bandwidth capacities from Bezeq. In June 2012, following our application to the

Ministry of Communications to intervene with respect to these prices, the Ministry has published a hearing in relation to these connectivity services, and in 2013, both Bezeq and Hot reduced the price they demand for connectivity services to their infrastructure.

In 2011, Netvision entered into an agreement with Cisco effective until the end of 2014. Cisco provides Netvision maintenance and proactive malfunction detection and consultant services for its IP network equipment; in addition, Netvision sells various Cisco products to its customers.

Netvision uses several supporting systems for the provision of service to its customers, including communications infrastructure by Nortel (see additional details under "Telephony Business – Suppliers" below), customer relations management system by PeopleSoft supported by Matrix for Oracle, inventory and suppliers management system by Priority/Eshbel, billing system by CBP supported  internally and by Intec, financial system by Coda and infrastructure integrations system by Microsoft BizTalk. In July 2013, we have transferred Netvision's inventory and suppliers management operation to our ERP solutions provided by SAP. We are in the process of developing a new version for our billing system, so as to include Netvision's billing operation, and in 2014 we intend to replace both our and Netvision's CRM system with one system that shall serve both companies. For details see "Item 4. Information on The Company –B. Business Overview – Network and Technology - Information technology".

Sales and Marketing and Customer Care

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

Netvision's sales and customer care center is located in Haifa, providing sales services, technical and support services, billing and general information, by specializing representatives as well as installation services provided by technicians teams at the landline customers' premises. In addition, Netvision provides its subscribers and potential subscribers with various self-service channels, such as IVR, web-based services, automatic and live chat and mobile phone application where they can receive general and specific information.

Competition

The Israeli ISP market is highly competitive and saturated and is characterized by relatively low entry barriers. Competition among the various players concentrates mainly on the ability to offer high-speeds of internet connection and on pricing. Although the provision of ISP services requires obtaining a license from the Ministry of Communications, the Ministry's policy is liberal in granting ISP licenses. As a result, as of the date of this report, there are a few dozen holders of ISP licenses in Israel, though most of them do not hold significant market shares. Entry into the ISP market requires, however, incurring substantial penetration costs associated with the formation of ISP infrastructure, support systems, customer care systems and marketing channels. Due to such penetration and the other ongoing costs of operating ISP service, profitability in the ISP market usually requires creation of a broad customer base and the ability to sell added value products to the customers.

The key success factors in the ISP market are brand recognition and reputation, advanced and updated technological capabilities, available bandwidth, high levels of customer care service, the ability to constantly develop innovative products and services and complementary products and services, competitive pricing, achieving and maintaining customer loyalty.

Netvision's main competitors in the ISP market are Smile Telecom (a wholly-owned subsidiary of Partner), Bezeq International (a wholly–owned subsidiary of Bezeq) and Hotnet (it’s a wholly owned subsidiary of Hot).

Although both Bezeq and Hot are under structural limitations, they are allowed to offer bundles of services, under certain limitations, including that each of the services in the Bezeq bundle would be available for sale separately under the same terms as in the bundle, and the requirement that Bezeq allows its competitors to participate in a similar bundle (if it includes ISP, VOB or ILD services) under the same terms and equally markets such bundles as its own bundle (though the second requirement does not apply to the sale of the bundle by a subsidiary of Bezeq). The same limitations apply to Hot in the case of bundles that include ISP services, with respect to the ISP service component of the bundle.  The offering of bundles of ISP services, internet infrastructure services and landline telephony services by Bezeq as of 2010, the annulment of  Early Termination Fees during 2011, the entry of Hot into the ISP market at tariffs significantly lower than market prices in 2012, the subsequent entry of cellular operators into that market in 2013 and the aggressive campaigns of both Bezeq and Hot offering substantially higher bandwidth for lower tariffs to end-users, resulted in substantial decrease in ISP service prices and led to increased demand for greater bandwidth, which required Netvision to increase the capacity it purchases from Bezeq and Hot. If future prices of internet connectivity service remain at current levels and the regulatory environment remains unchanged, this trend is expected to continue to have a material adverse effect on Netvision's results of operations. See also “Item 3. Key Information – D. Risk Factors - Risks Related to our wholly-owned subsidiary Netvision - Changes in the regulatory environment could adversely affect Netvision's business”.

In 2011 and 2012, two additional underwater cables that serve as an alternative to Med Nautilus were deployed. In addition, proposed regulation published for public comments by the Ministry of Communications in 2011, proposed certain limitations on the terms of agreements with Med Nautilus, which would, among other things, limit the discounts and capacity Med Nautilus may provide. The deployment of additional underwater cables improved the competition in the ISP market, as ISP providers were able to find alternatives to Med Nautilus, which led to a substantial decrease in the pricing of the global internet connectivity services provided to Israeli ISP providers. In addition, should we enter an agreement for the purchase of broadband infrastructure services with IBC, when it commences operations , this would improve Netvision's competitiveness in the ISP and landline markets as this is likely to reduce its dependency on Bezeq and Hot as internet infrastructure providers, but may also increase competition, given that IBC's license allows it to offer ISP services to large business corporations and that IBC plans to create a portal for all ISPs using its infrastructure. For additional details see “Item 3. Key Information – D. Risk Factors - Risks Related to our Wholly-Owned Subsidiary Netvision - Changes in the regulatory environment could adversely affect Netvision's business”  and under "- The

Telecommunications Industry in Israel – Wireline Services - Broadband and Internet Services" and "– Competition" above.

Regulation and Licenses

A major part of Netvision's ISP operations is subject to regulation by the Israeli Ministry of Communications pursuant to the Communications Law, including through its ISP license.

The provision of ISP and related services requires a license. Netvision was granted three ISP licenses, one to its wholly-owned subsidiary 013 Netvision, one to its controlled subsidiary Internet Rimon, and third was granted to 013 Netvision by the Israeli Civil Administration in Judea and Samaria in respect of this territory. The licenses are valid through April 2017, November 2017 and July 2016, respectively.

Under its ISP licenses, Netvision is required to maintain a minimum standard of customer service and is prohibited from conditioning the use of its services by the customer on the customers being connected to a portal designated by it. Netvision is also required to inform its customers regarding the main features of the service provided, including commencement date of service, the consideration paid by the customer, the minimal surfing speed it is solely responsible for (if it publishes the maximum speed), quality standards, and maintenance details, and details about the possibility of email address portability, and is required to use a specific format for Netvision's agreement with its customers; to obtain an explicit request from its subscribers to purchase services as a precondition to providing and charging for such services; to maintain a specific form of evidence of customers' request to purchase its services as a precondition to charging its customers  for those services, provide notifications regarding the services ordered and the procedures for handling subscribers' objections as to billing and repayment of overcharged sums.

Under its ISP licenses, Netvision may not transfer any means of control or any of its licenses-related assets without the prior written approval of the Ministry of Communications. The license may be terminated in case that Netvision fails to provide information or provides false information or in case it is engaged in anticompetitive practices in the communications market, subject to certain terms. The licensee is required to provide the Ministry of Communications with certain reports and is required to cooperate with the supervisory bodies of the Ministry of Communications.

For a possible change to the license formation see "-Government Regulations -  Possible unified license" above.

The annulment of Early Termination Fees in the ISP market in 2011, led to an increase in competition, churn rates, rate of gross recruitment of subscribers and price erosion. Further intervention by the Ministry of Communications in the ISP market, including by means of granting additional ISP licenses and setting their terms and conditions, change or annulment of the structural separation currently in place for the Bezeq and Hot groups, permitting the bundling of certain services without restrictions and intervening in the purchasing of global internet connectivity, could have a material adverse effect on Netvision's ISP business.

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

Netvision is a leading player in the Israeli ILD market.  In recent years, the ILD market has witnessed the development and an increase in use of technologies that can serve as substitute to the traditional ILD services, including voice over IP technologies offered by companies such as Skype. This trend has resulted in a continual decline in revenues from traditional ILD services. Further developments and penetration of such technologies into the Israeli ILD market could have a material adverse effect on the financial results of Netvision's ILD business.

The entry of Hot Mobile and Golan into the ILD market in the second half of 2012 and beginning of 2013, respectively and the inclusion of ILD services in bundles of services provided by both landline and cellular operators,   had an adverse effect on Netvision's results of operations, as customers chose to instead obtain their ILD services from their cellular or landline's ILD. This trend is expected to continue to adversely affect Netvision's results of operations, particularly if the proposed regulatory change annulling structural limitation on Bezeq and Hot in relation to ILD is adopted. See " -Regulation and Licenses" below.

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

Netvision's principal service in the wireline market is the provision of basic landline telephony services (to private customers by VOB technology). Netvision offers these services to both business and private customers. In addition, Netvision offers IP switchboard services and operation and management of business telecommunications systems. In 2013, Netvision has offered ILD and landline services, also bundled with cellular services offered by Cellcom. For additional details see “Item 4. Information on the Company - B. Business Overview” under “The Telecommunications Industry in Israel” and “Competition”.

Suppliers

Netvision's principal suppliers in the telephony market are the following:

Bezeq, Hot and cellular operators: Under the Communications Law and licenses, all operators are required to interconnect their network to other public communications networks in Israel, on equal terms and without discrimination in respect of other operators. Netvision has entered into interconnect agreements with Bezeq, Hot and the cellular operators, for facilitating international traffic between Netvision's network and the other networks, as well as for billing and collection services for Netvision services, for certain customers. Substantially all of Netvision's traffic requires interconnections with these operators, as substantially all such traffic requires interconnection with them and is dependent on its availability and quality.

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

Netvision entered into an agreement with Nortel Networks Israel (Sales and Marketing) Ltd., or Nortel, in June 2004, for the provision of Netvision's international communications switch, on which Netvision bases its ability to provide international calling service, as well as related equipment and services. From 2010, Geneband Inc. (which acquired Nortel's relevant business) provides Netvision with support and maintenance services for the equipment provided under this agreement.

Netvision has entered into an agreement with ECI Telecom Ltd. for the provision of transmission switches by ECI Telecom among the various location sites of Netvision in Israel and overseas, used for its ISP operations. Under the maintenance agreement, ECI's liability is generally limited to direct damages and the lesser of the total consideration paid or $200,000.

Sales and Marketing and Customer Care

The sale and marketing of Netvision's telephony products and services is conducted mainly through media advertising, primarily digital marketing and television, but also through direct means such as telemarketing, mail and email campaigns. In addition, Netvision offers its telephony products and services on a non-exclusive basis through our bundles, various retailers, through outsourced telemarketing centers and through distributors. Marketing to business customers is conducted also by approaching potential customers (including developers of large commercial real estate projects), participation in tenders (especially for maintenance and support services), through labor unions and sponsorships.

Netvision's customer care centers and self-service channels provide its telephony services customers the same range of services provided to its ISP customers.

Competition

The Israeli ILD market is highly competitive, and the competition in the market is based mainly on the operator's ability to offer attractive pricing. The price of an international call is also influenced by the call completion tariff paid to the operator in the call's destination country and increased competition in the destination country leads to a decrease in tariffs for calls to those destinations and thus an increase in the quantity of minutes made to those destinations.

The Israeli landline market has been dominated for many years by Bezeq, the incumbent landline monopoly which held as of March 31, 2013 (according to the Ministry of Communications report) a market share of 65.8% in the private landline sector and a market share of 73.9% in the business landline sector. Hot, the incumbent TV monopoly, entered this market in recent years and was allowed to bundle its landline service together with its internet infrastructure service and its multi-channel television service. See "Netvision – ISP business – Competition" above for details regarding service bundles.  Bezeq and Hot are currently the only landline carriers having full scale landline infrastructure. Recent technological and regulatory developments have enabled landline carriers which do not have a landline infrastructure, including Netvision, to enter the landline market. Netvision commenced its landline telephony services in 2008 using Voice Over Broadband, or VOB, technology, and since then expanded this business. Netvision is investing substantial efforts and resources in increasing its reach into the Israeli landline market, and believes that in the long run its landline business will contribute to our results of operations, to our brand recognition and to enhancing customers' loyalty. Netvision's penetration into the landline business is an important element in our ability to offer comprehensive service packages to its and our subscribers. In case an effective landline wholesale market is established, Netvision may offer landline home telephony services to private customers.

Regulatory changes in the telephony market such as the annulment of Early Termination Fees in 2011, as well as the creation of communications groups in Israel and inclusion of ILD services in bundles offered by cellular and landline operators, have increased competition even further as transfer barriers between service providers have been significantly eased and the various communications groups in the market are competing for the opportunity to offer potential and existing customers a one stop shop of communications services. The adoption of proposed changes to ILD regulation, which includes the provision of ILD services by landline operators and cellular operators themselves and not through a separate company, as required today would increase the competition in the ILD market and may adversely affect Netvision's results of operations. See " -Regulation and Licenses" below.

The key success factors in the telephony market are competitive pricing, which are updated constantly, brand recognition and reputation, advanced and updated technological capabilities, reliable network and high levels of maintenance, quality of human resources including customer care services, and the ability to develop comprehensive products and services packages, to build a substantial customer base, to enhance customers' loyalty and the ability to face competition. In addition, the ability to develop strong strategic relations with foreign international dialing carriers and continuous agreements with them are also key elements in the ILD market.

In recent years, the use of alternative telecommunications technologies such as voice-over-IP has resulted in downsizing of the telephony market, especially the ILD services revenues. This trend is expected to continue in the future.

Netvision is a leading  service provider in the Israeli ILD market. As of the date of this report, there are several ILD operators in the Israeli market. Netvision's main competitors in this market are Bezeq (through its wholly-owned subsidiary Bezeq International) and Partner (through its wholly-owned subsidiary Smile Telecom). Additional competitors include Xfone, Telzar Rami Levy, Golan and Hot, through wholly-owned subsidiaries or affiliates.

Netvision estimates that its current market share in the Israeli landline market is not material  with approximately 140,000 subscribers. Netvision's main competitors in the landline market are Bezeq and Hot, as well as Partner (through Smile Telecom) and Bezeq International. To our knowledge, Bezeq remains a monopoly in the landline market. The cancellation of  the 'ADSL only' service in April 2012, which required Bezeq to set a unified tariff for ADSL services, whether the customer purchases another service from Bezeq or not, such tariff to include the relative cost of the access service, facilitated Netvision's competitive standing in the landline market as it reduced access service costs.

A wholesale wireline services market and the IBC's infrastructure, when made available, will enhance Netvision's ability to compete and allow us and Netvision (as well as our competitors) to provide a wider selection of services at competitive prices, specifically in relation to residential landline services which is currently non-material. Any changes to the structural separation limitations in the Bezeq and Hot groups and the supervision on Bezeq tariffs, or anti-competitive behavior if not prevented by the regulators, however, could adversely affect Netvision's ability to compete with Bezeq and Hot in general, and in the landline market in particular and may have a material adverse effect on Netvision's results of operation. Competition may intensify if additional competitors enter the market following the establishment of an efficient landline wholesale services market. See also “Item 3. Key Information – D. Risk Factors - Risks Related to our Wholly-Owned Subsidiary Netvision - Changes in the regulatory environment could adversely affect Netvision's business” and "Item 4. Information on the Company –Competition" and "-Government Regulations – Landline".

Regulation and Licenses

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

Netvision's main ILD license is held by its wholly-owned subsidiary 013 Netvision and expires on May 2025, and its main landline license is held by another wholly-owned limited partnership Veidan Teleconferencing Solutions LP, or Veidan, and expires on March 2026. Each of the licenses may be extended by the Ministry of Communications for successive periods of ten years, provided that Netvision has complied with each such license and applicable law, respectively, has continually invested in the improvement of its services and network pursuant to such license and has demonstrated the ability to continue to do so in the future.

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

·
the license holder is required to, among other things, maintain a minimum standard of customer service, including, among other things, establishing call centers, maintaining a certain service level of its network, tariffs setting and updating and protecting the privacy of subscribers;

·
the licenses or any part thereof may not be transferred, pledged or encumbered without the prior approval of the Ministry of Communications. The licenses also set forth restrictions on the sale, lease or pledge of any assets used for implementing the licenses;

·
pursuant to these licenses and the Israeli Communications Regulations (Royalties), 2001, the license holders are required to pay the State of Israel royalties equal to a percentage of their eligible revenues. As of 2013, that percentage is 0;

·
the license holders are required to obtain insurance coverage for their activities pursuant to these licenses. In addition, the licenses impose statutory liability for any loss or damage caused to a third party as a result of establishing, sustaining, maintaining or operating the license holder's network. The license holders have further undertaken to indemnify the State of Israel for any monetary obligation imposed on the State of Israel in the event of such loss or damage.  For the purpose of guaranteeing its obligations under theses license, Netvision deposited bank guarantees for this liability under the ILD and landline licenses in the amounts of $9 million and $11 million, respectively, with the Ministry of Communications, which may be forfeited in the event that the license holder violates the terms of its license; and

·
the transfer or pledge of means of control in the license holder is prohibited without the prior written consent of the Ministry of Communications, if, as a result of such transfer, a person (1) becomes a 5% holder or more in the license holder; or (2) acquires the ability to effect a significant influence over us  (in this context, holding 25% of our means of control is presumed to confer significant influence); or (3) becomes a controlling shareholder.

In addition, the ILD Regulations impose certain restrictions on cross-ownership in ILD operators, such as the prohibition on landline and cellular operators or holders of material international transmission infrastructure or on persons in which an ILD operator holds 5% or more from holding an ILD license. There are additional restrictions on cross-ownership in ILD operators under the ILD Regulations, which may be waived by the Ministry of Communications on grounds of public welfare or encouragement of competition in the communications market.

For a possible change to the license formation see "-Government Regulations -  Possible unified license" above.

In October 2013, the Ministry of Communications published a hearing regarding a change to the ILD services regulation, which proposes, among other things: to annul the current limitation preventing landline and cellular operators from providing ILD services themselves (rather than through a separate corporation), which if adopted and applied to the Bezeq and Hot groups as well, would result in the annulment of the structural limitations currently imposed on them, in relation to the ILD services, even before a landline wholesale market is created; that holders of a special license for the provision of ILD services will not be obligated to provide service to anyone so requesting nor to all the countries in the world; and to annul the restrictions on the cooperation between cellular and ILD operators in relation to prepaid calling cards. The adoption of such changes would increase the competition in the ILD market even further and may adversely affect Netvision's results of operations.

In addition to its principal landline and ILD telephony licenses, Netvision (through its wholly-owned limited partnership Veidan and wholly-owned subsidiary 013 Netvision) received from the Israeli Civil Administration in Judea and Samaria a license for the provision of landline and ILD services to the Israeli-populated areas in Judea and Samaria,  effective until October 2017 and August 2018, respectively. The provisions of the principal licenses described above, generally also apply to those licenses, subject to certain modifications.

In addition to its ISP, ILD and landline licenses, Netvision holds (through its wholly-owned subsidiary 013 Netvision) a 'network end point' license to mainly install and maintain telecommunications equipment at a customer's premises or the licensee's premises, which include telephones, switchboards, telephony cables and related equipment as well as enables Netvision to connect a customer premises ,through other license holders, to the public landline network. The license is valid until July 2017 and can be renewed subject to certain conditions, including the license holder's compliance with the terms of the license. A second 'network end point' license was received from the Israeli Civil Administration in Judea and Samaria and is effective until July 2017. For a possible change to the license formation see "-Government Regulations -  Possible unified license" above.

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

The IDB Group

Our largest shareholder, DIC, is a majority-owned subsidiary of IDB Development Corporation Ltd., or IDB Development, which in turn is a wholly-owned subsidiary of IDB Holding Corporation Ltd., or IDB, one of Israel’s largest business groups.  IDB and DIC are public Israeli companies traded on the Tel Aviv Stock Exchange. IDB Development ceased being a public company in 2009 following the acquisitions of all its shares that were held by the public, but its debentures continue to be traded on the TASE. For details regarding a pending creditors agreement affecting IDB and IDB Development, see "Item 3. Key Information – D. Risk Factors - We are a member of the IDB group of companies, one of Israel’s largest and most highly regulated business groups, which may limit our ability to expand our business, to acquire other businesses or raise debt. The effects on us of IDB's pending change of control at IDB are unclear". See the footnote to the table under “Item 7.A – Major Shareholders” for information on the holdings in IDB.

Netvision and 013 Netvision, our wholly-owned subsidiary and wholly-owned indirect company, respectively, incorporated in Israel, are our only significant subsidiaries.

D.	PROPERTY, PLANT AND EQUIPMENT

Headquarters

In August 2003, we entered into a long-term agreement for the lease of our headquarters in Netanya, Israel. The leased property covers approximately 57,800 square meters, of which approximately 26,000 square meters consist of underground parking lots.  The lease is in effect until December, 2022 and is renewable for two additional periods of five years each, upon our notice.

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

Netvision Properties

Netvision leases two main properties in Israel: one in Haifa and the other in Rosh-Ha'ayin. Netvision uses these properties for its offices, for its call centers, and for its network servers, as well as for equipment storage and until December 2011, has used them as headquarters as well. The Haifa lease covers approximately 8,900 square meters, is in effect until December 2019, may be terminated by Netvision in December 2018 subject to prior notice, and is renewable for three additional periods of two years each, upon Netvision's notice. The Rosh-Ha'ayin lease covers approximately 3,300 square meters, is in effect until December 2015 and is renewable for six additional periods of two years each, upon Netvision's notice. Netvision sublets part of the property in Rosh-Ha'ayin to our wholly-owned dealer.

Electricity

In December 2010, we entered into an agreement with Ashdod Energy Ltd. (subsequently assigned to Ramat Negev Energy Ltd.), expected to construct a private power plant fueled by natural gas in Israel, by the end of 2014. Under the agreement as amended in July 2012, we committed to purchase electricity for the earlier of a period of 15 years from commencement of operations of the power plant or until January 2028, subject to our right to terminate the agreement after six years from the commencement of operations of the power plant under certain conditions.

Service Centers, Points of Sale and Cell Sites

As of December 31, 2013, we leased approximately 80 service centers, points of sale and other facilities (including those operated by our wholly-owned dealer), which are used for marketing, sales and customer service. Lease agreements for our retail stores and service centers are generally for periods of two to three years, with extension options that vary by location.

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

In addition, Netvision leases a number of points of presence in Israel that are used for equipment and servers storage and storage of operators and other communications equipment for the provision of landline services, and leases storage space for its servers and equipment in New York City, London and Frankfurt.

Authorization Agreement with Land Regulatory Authorities

In June 2013, we renewed an authorization agreement with the ILA (which manages the lands of the Development Authority and the Jewish National Fund) that authorizes us to use lands managed by the ILA for the establishment and operation of cell sites. The authorization agreement is effective until 2019.

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

The following operating and financial review and prospects should be read in conjunction with “Item 3. Key Information – A. Selected Financial Data” and our consolidated financial statements and accompanying notes appearing elsewhere in this annual report. Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, which differ in certain respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.  Following our adoption of IFRS, as issued by the IASB, we are no longer required to reconcile our financial statements prepared in accordance with IFRS to U.S. GAAP.

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

Overview

General

We are the largest provider of cellular communications services in Israel with approximately 3.092 million cellular subscribers as of December 31, 2013, with an estimated market share of 30.6%.

In 2013, we witnessed the continued adverse effects of the radical changes to market conditions which characterized 2012 and more specifically the second half of 2012, leading to a reduction in our net income, operating profit and EBITDA for 2013 by 45.8%, 33.9% and 23.8%, respectively, in comparison to 2012. Although our results of operation in the second through fourth quarters of 2013 reflect certain steadiness, these trends are expected to continue to further adversely affect our results of operations. See Item 3. Risk Factors - We face intense competition in all aspects of our business" "Item 4. Information on the Company - B. Business Overview – Competition", for additional details. During 2012 and 2013 we have continually implemented aggressive efficiency measures in order to mitigate those adverse effects. Those measures led to an annual saving run rate of approximately NIS 640 million based on comparison of fourth quarter 2013 with fourth quarter 2011 expenses. We intend to continue to implement organizational and personnel changes in order to continue our efforts to mitigate the adverse effects of the increased competition in all areas in which we operate. We cannot guarantee the success of these measures, including given the recent organization of our and Netvision's employees under a representing labor union.

We earn revenues and generate our primary sources of cash by offering a broad range of communications services, including cellular, ISP, ILD and landline services. Our cellular services include basic and advanced cellular telephone services, text and multimedia messaging services and advanced cellular content and data services, which we provide through our network covering substantially all of the populated territory of Israel. We also provide international roaming services to our subscribers in 179 countries as of December 31, 2013 as well as to subscribers of foreign networks visiting Israel. We offer our subscribers a wide selection of handsets of various leading global manufacturers as well as extended warranty services. We have an advanced fiber-optic transmission infrastructure of approximately 1,700 kilometers. Together with our complementary microwave-based infrastructure, our fiber-optic infrastructure connects the majority of our cell sites with the remainder connected using supplemental transmission capacity leased from Bezeq, the incumbent landline operator. Having our own transmission network enables us to save substantial operating cash lease costs that would be associated with complete reliance on Bezeq’s infrastructure, although these savings are partially offset by maintenance costs and microwave spectrum fees.  It also allows us to sell transmission and data services to business customers and telecommunications operators. We provide advanced landline services, to selected landline business customers. In addition, following the acquisition of Netvision in 2011, we provide internet connectivity and related services (ISP) and landline telephony services consisting mainly of international calling services, operator services, teleconferencing services and landline telephony services. As of mid-2012, we offer bundles of services including cellular, ISP, ILD and landline services to our customers.

Our management evaluates our performance through focusing on our key performance indicators, which include among others: Net Promoter Score, or NPS, (indicating our subscribers’ satisfaction with our services), number of cellular, landline and ISP subscribers, ILD minutes of usage, subscriber churn rate, average revenue per cellular, landline and ISP subscribers, or ARPU, EBITDA (as defined in “Results of Operations”), EBITDA as percentage of revenues, operating income, net income and cash flow. These key performance indicators are primarily affected by the competitive and regulatory landscape in which we operate and our ability to adapt to the challenges posed.

Our competitive landscape is characterized primarily by a highly penetrated cellular market. Competition is intense and attracting new subscribers and retaining existing subscribers has become increasingly difficult and costly. In 2011 regulatory and other changes, including the compulsory reduction of Early Termination Fees and the formation of communications groups, contributed to intensified competition and increased price erosion, which led to the offering of bundles of services and Unlimited Packages, at lower ARPU. The competition in our market further intensified in 2012 following the entry into the market of additional competitors, specifically the launch of two new UMTS operators in May 2012, Hot

Mobile and Golan, using national roaming on Pelephone's and our networks (respectively) and aiming to win market share by introducing significantly lower tariffs than market level at that time,  leading to substantially accelerated price erosion, a materially increased churn rate, increased subscriber acquisition and retention costs and a material decrease in revenues and profitability for us. These effects continued throughout 2013 and are expected to continue into 2014. Competition may intensify further if current trends continue, if our competitors' network sharing agreement is approved, especially if our network sharing agreements are not approved or approved on a later date or subject to conditions that are adverse to us, and following annulment or further relaxation of the structural separation imposed on each of the Bezeq and Hot groups. Following our acquisition of Netvision, we compete in additional markets, including ISP, home telephony and ILD services. Competition in these markets increased and may intensify further following the annulment or further relaxation of the structural separation imposed on each of the Bezeq and Hot groups and the offering of bundles of services, which are expected to involve further price erosion. Also, the offering of services by the Bezeq and Hot groups at tariffs significantly lower than prevailing market tariffs or at prices which would be, in some cases, below our costs for such services, by cross subsidizing with other services in which they have the capacity to monopolize the market, is expected to increase competition in those markets and lead to further price erosion and possible loss of market share by us. These trends are expected to further adversely affect our results of operations. We expect to continue to implement efficiency measures in an effort to mitigate such effects. See “Item 3. Key Information – D. Risk Factors- Risks Related to Our Business- We face intense competition in all aspects of our business” and "Risks Related to our Wholly-Owned Subsidiary Netvision - Changes in the regulatory environment could adversely affect Netvision's business"  and “Item 4. Information on the Company – B. Business Overview – Competition” and "Netvision – ISP Business - Competition".

The end of 2013 was marked by two strategic network sharing agreements entered by two groups of MNOs:  Partner and Hot – Mobile and us, Pelephone and Golan. Under a third agreement we replaced our national roaming agreement with Golan with an IRU to our 2G and 3G radio networks. All agreements are subject to the approval of the Ministry of Communications and the Israeli Antitrust Commissioner. We can provide no assurance that such approvals will be granted, and if so, under what conditions. Such sharing agreements, if approved and executed, are expected to result in material operating expense and capital expenditure savings, which in turn, may increase further the intense competition in the cellular market. On the other hand, our 2G and 3G network sharing agreement with Golan, if approved, would entail substantial decrease of our hosting revenues from Golan. For additional details see “Item 3. Key Information – D. Risk Factors – Risks related to our Business – We face intense competition in all aspects of our business” and "Item 4. Information on The Company – B. Business Overview – Network and Technology - Network and Cell Sites Sharing Agreements".

We intend to drive revenue primarily by: maximizing the benefits of our position as a leading Israeli telecommunications group, offering our customers full and comprehensive mobile and wireline solutions and enhancing our competitive capabilities; retaining our existing subscribers; offering new services that are synergetic to our core businesses; developing our mobile data; growing wireline service revenues; and attracting new subscribers. We intend to continue our efforts to optimize our costs by implementing further efficiency measures, reducing our expenses and adjusting our operations to the changing market conditions, but cannot guarantee the success of these measures.

The communications market and specifically the cellular industry are primarily regulated by the Ministry of Communications. See “Item 4. Information on the Company – B. Business Overview - Government Regulations.”  While our pricing is not generally regulated, certain of our rates and pricing mechanisms are subject to regulation. The reduction of interconnect tariffs, effective January 2011 and annulment of Early Termination Fees for cellular  and other communications services ,  have had a material adverse effect on our results and are expected to continue to adversely affect our results in the future. See "Item 4. Information on the Company – B. Business Overview – Government Regulations – Tariff Supervision."

The construction and operation of our cell sites and other transmission facilities are highly regulated and require us to obtain various consents and permits. See “Item 4. Information on the Company – B. Business Overview - Government Regulations—Permits for Cell Site Construction.” We have experienced difficulties in obtaining some of these consents and permits, particularly in obtaining building permits for cell sites from local planning and building authorities and as of September 2010, cannot rely on the exemption from obtaining a building permit due to an interim order issued by the Israeli Supreme Court to that effect, except for the replacement of existing radio access devices under certain conditions. Also, we may be operating a significant number of our cell sites in a manner not fully compatible with the building permits issued for them. However, though eight criminal and administrative proceedings (with two cell sites subject to a demolition order) were pending as of December 31, 2013,we do not expect that the demolition of these facilities would have a material impact on our results of operations and financial condition. Additional restrictions on the construction and operation of cell sites and other facilities may be enacted by amendment to the Non-Ionizing Radiation Law and Regulations. If such restrictions are subsequently adopted, they will, among other things, limit our ability to construct new sites and renew operating permits for many of our existing sites, especially in residential areas, will adversely affect our existing networks and networks build out, specifically in urban areas, and could adversely affect our results of operations.  National Zoning Plan 36 is in the process of being revised. If proposed changes are approved, they will harm our ability to construct new cell sites, make the process of obtaining building permits for the construction and operation of cell sites more cumbersome and costly, could adversely affect our existing network, and may delay the future deployment of our network.  Moreover, if we are unable to obtain or renew consents and permits or rely on exemptions from obtaining permits for our existing sites or other facilities, we will be required to demolish or relocate these cell sites and facilities. Our inability to relocate cell sites or other facilities in a timely manner and/or our inability to obtain the permits and consents for new cell sites, or rely on exemptions, particularly given the rapid growing demand for data traffic on our network (including as a result of our 2G and 3G sharing agreement, if approved), specifically in urban areas, could adversely affect our existing network resulting in the loss of subscribers, prevent us from meeting the networks coverage and quality requirements contained in our license and adversely impact our networks build-out, all of which may have a material adverse result on our results of operations and financial condition.

Our profitability is also affected by other factors, including changes in our cost of revenues and selling, marketing, general and administrative expenses, including depreciation and financing expenses, which are also affected by changes in the CPI.

Our results are also impacted by currency fluctuations.  While substantially all of our revenues are denominated in NIS, for 2013, approximately 24% of cash outflow was denominated in, or linked to, other currencies, mainly U.S. dollars.  These payments included capital expenditures, some cell site rental fees, payments to equipment suppliers including payments to handset suppliers and part of our dividend payments. Changes to the Israeli CPI, may also impact our results as our debentures (excluding Series E and G) and some of our expenses are linked to the Israeli CPI.  Any devaluation of the NIS against the U.S. dollar or other foreign currencies will therefore increase the NIS cost of our expenses that are not denominated in NIS or are linked to those currencies and any increase in the Israeli CPI will increase the financial expenses associated with our debentures.  We enter into derivative instruments to mitigate the effect of the various market risks associated with these expenses.  See “Item 11 - Quantitative and Qualitative Disclosures About Market Risk.”

Further, we have incurred significant debt by issuing debentures, the aggregate outstanding principal amount of which as of December 31, 2013 was NIS 5,397 million.  See “—Liquidity and Capital Resources—– A. Debt Service”.

In February 2006, our Board of Directors adopted a policy to distribute each year at least 75% of our annual net income. In March 2007, our Board resolved to distribute dividends within the boundaries of the February 2006 dividend policy and until resolved otherwise, on a quarterly basis.

In respect of 2013, a dividend was declared for the third quarter of 2013 only and our board of directors chose not to declare dividends for the first, second and fourth quarters given the intensified competition and its adverse effect on our  results of operations and in order to strengthen our balance sheet. In March 2012, in connection with raising of additional debt, we undertook limitations on our dividend distributions. See “Item 8. Financial Information – A. Statements and Other Financial Information - Dividend Policy” and “— B. Liquidity and Capital Resources—Dividend payments” and "- Debt Service".

Acquisition of Netvision Ltd.

On August 31, 2011, we completed the acquisition of 100% of the share capital of Netvision for a total consideration of approximately NIS 1.57 billion ($452 million) pursuant to a merger agreement dated June 15, 2011, by and among our Company, Netvision and a wholly-owned subsidiary of our Company, which we formed solely for effecting the merger transaction. Following the consummation of the merger transaction, Netvision became a wholly-owned subsidiary of our Company.

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

Cost of revenues

The principal components of our cost of revenues are the purchase of handsets, accessories, equipment and spare parts, interconnect fees, content cost, cell site leasing costs, transmission services cost, internet connectivity services cost, the purchase of call minutes related mainly to international calling services, outbound roaming services fees, royalty payments to the government of Israel (until the end of 2012), salaries and network development and maintenance. Our cost of revenues also includes depreciation of the cost of our network equipment and amortization of our spectrum licenses, rights of use of communications lines and capitalized handset subsidies.  See “—Application of Critical Accounting Policies and Use of Estimates—Long-lived assets - depreciation.”

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

Income Tax

Generally, Israeli companies were subject to corporate tax on their taxable income at the rate of 24% for the 2011 tax year and 25% for the 2012 and 2013 tax years and onwards. In July 2013, the Israeli Parliament passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014), 2013. As part of the legislation, the corporate tax rate was increased to 26.5% as of January 1, 2014. The corporate tax rate is scheduled to remain at the rate of 26.5% for future tax years. Following the enactment of this legislation, in the third quarter of 2013 we incurred a one-time deferred tax expense, net, in the amount of approximately NIS 7 million, as a result of an increase in deferred tax assets and liabilities.

Israeli companies are subject to capital gains tax at the corporate tax rate. A deferred tax asset or liability is created for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Results of Operations - Comparison of 2011, 2012 and 2013

The following table sets forth key performance indicators for the periods indicated:

	Year Ended December 31,			Change*
	2011	2012	2013	2012 vs. 2011		2013 vs. 2012
Subscribers at end of period(1) (in thousands)	3,349	3,199	3,092		(4.5%)		(3.3%)
Churn rate of cellular subscribers(1)(2)	25.1%	31.5%	36.8%	6.4	pp	5.3	pp
Average monthly revenue per subscriber (ARPU) (1)(3) (in NIS)	106	88	78		(17.5%)		(10.3%)
Operating income (in NIS millions)	1,422	985	651		(30.7%)		(33.9%)
Net income (in NIS millions)	825	531	288		(35.6%)		(45.8%)
EBITDA(4) (in NIS millions)	2,167	1,753	1,335		(19.1%)		(23.8%)
Operating income margin(5)	21.9%	16.6%	13.2%	(5.3	)pp	(3.4	)pp
EBITDA margin(6)	33.3%	29.5%	27.1%	(3.8	)pp	(2.4	)pp

*	pp denotes percentage points and this measure of change is calculated by subtracting the 2011 measure from the 2012 measure and the 2012 measure from the 2013 measure, respectively.

(1)
Cellular subscriber data refers to active subscribers. We use a six-month method of calculating our cellular subscriber base, which means that we deduct subscribers from our subscriber base after six months of no revenue generation and activity on our network by or in relation to the post-paid subscriber and no revenue generating calls or SMS for pre-paid subscriber.  The six-month method is, to the best of our knowledge, consistent with the methodology used by other cellular providers in Israel. During the fourth quarter of 2011, we removed approximately 52,000 subscribers from our subscribers base, which included subscribers using our TDMA network who had not requested a transfer to our other networks following the shutdown of our TDMA network as of December 31, 2011, and subscribers who ceased using our services following a change to our policy which previously allowed subscribers to change from post to prepaid subscription as a result of the reduction of Early Termination Fees in the cellular market in early 2011. These changes affected other key performance indicators. In the fourth quarter of 2012 we removed approximately 138,000 M2M (machine to machine) subscribers from our subscriber base, following an addition of a revenue generation criterion of at least NIS 1 of accumulated revenues over the six months period, for M2M subscribers, to our cellular subscribers calculation policy. This means that any M2M subscriber generating less than NIS 1 of accumulated revenues or unable to reach that sum contractually, will not be counted as a subscriber. This change had an immaterial effect on our ARPU for 2012. In the fourth quarter of 2013 we removed approximately 64,000 subscribers from our subscribers base, following a change to our prepaid subscribers counting mechanism  As a result of such change, we add a prepaid subscriber to our subscribers base only upon charging a prepaid card and remove them from our subscribers base after six months of no revenue generating calls or SMS. Following each of these changes, we have not restated prior subscriber data to conform with this change.

(2)
Churn rate is defined as the total number of voluntary and involuntary permanent deactivations of cellular subscribers in a given period expressed as a percentage of the number of cellular subscribers at the beginning of such period.  Involuntary permanent deactivations relate to cellular subscribers who have failed to pay their arrears for the period of six consecutive months.  Voluntary permanent  deactivations relate to cellular subscribers who terminated their use of our services. Churn rate data is excluding the above mentioned removals of subscribers.

(3)
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

We have set out below the calculation of cellular ARPU for each of the periods presented:

	Year Ended December 31,
	2011	2012	2013
	(In NIS millions, except number of subscribers and months)

Revenues	6,506	5,938	4,927
less revenues from equipment sales	1,747	1,356	942
less other revenues*	484	1,125	1,034

Revenues used in ARPU calculation (in NIS millions)	4,275	3,457	2,951
Average number of subscribers	3,361,803	3,291,843	3,135,857
Months during period	12	12	12
ARPU (in NIS, per month)	106	88	78

*	Other revenues include revenues from other communications services such as ISP, transmission services and local and international landline services and repair services.

(4)
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

The following is a reconciliation of EBITDA with net income and operating income:

	Year Ended December 31,
	2011	2012	2013
	(In NIS millions)
Net income	825	531	288
Financing expenses, net	293	259	246
Taxes on income	304	195	117
Operating income	1,422	985	651
Other expenses (income), net	1	(4)	(1)
Depreciation and amortization	738	765	676
Share based payments	6	7	9
EBITDA	2,167	1,753	1,335

For a reconciliation of EBITDA with net income by operating segment, see" – EBITDA" below.

(5)	Operating income margin is defined as operating income as a percentage of total revenues for each of the applicable periods.

(6)	EBITDA margin is defined as EBITDA as a percentage of total revenues for each of the applicable periods.

The following table sets forth our consolidated statements of income as a percentage of total revenues from operations for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
Revenues	100.0%	100.0%	100.0%
Cost of revenues	52.4%	58.3%	60.7%
Gross profit	47.6%	41.7%	39.3%
Selling and marketing expenses	15.2%	14.6%	14.6%
General and administrative expenses	10.5%	10.6%	11.5%
Other (income) expenses, net	-	(0.1%)	-
Operating income	21.9%	16.6%	13.2%
Financing expenses, net	4.5%	4.4%	5.0%
Income before income tax	17.4%	12.2%	8.2%
Income tax	4.7%	3.3%	2.4%
Net income	12.7%	8.9%	5.8%

Revenues

	Year Ended December 31,			Change
	2011	2012	2013	2012 vs. 2011	2013 vs. 2012
	(In NIS millions)
Revenues	6,506	5,938	4,927	(8.7%)	(17.0%)

The decrease in revenues in 2013 is attributed to a 30.5% decrease in equipment revenues, as well as a 13% decrease in service revenues, compared with 2012 due to the intensified competition in the cellular market. Netvision's contribution to total revenues for 2013 totaled NIS 933 million (excluding inter-company revenues), compared with NIS 1,047 million in 2012. The decrease in Netvision's contribution to total revenues resulted mainly from a decrease in service revenues.

The decrease in revenues in 2012 was attributed to a 22.4% decrease in equipment revenues, as well as a 3.7% decrease in service revenues, compared with 2011 due to the increased competition in the cellular market, intensified further by the entry of new operators to the Israeli cellular market. Netvision's contribution to total revenues for 2012 totaled NIS 1,047 million (excluding inter-company revenues), compared with NIS 374 million in 2011. The increase in Netvision's contribution to total revenues was mainly due to the consolidation of Netvision's results for September through December 2011 only in 2011 (following the completion of the acquisition of Netvision on August 31, 2011), while in 2012 we consolidated Netvision's results for the full year (hereinafter "difference in the period of consolidation of Netvision's results").

The following table sets forth the breakdown of our revenues for the periods indicated based on the various sources thereof:

	2011		2012		2013
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(NIS in millions)		(NIS in millions)		(NIS in millions)
Service revenues:
Cellular services	4,047	62.2%	3,279	55.2%	2,797	56.8%
Landline services*	272	4.2%	599	10.1%	559	11.3%
Internet services (ISP)	216	3.3%	531	9.0%	483	9.8%
Other services**	224	3.4%	173	2.9%	146	3.0%
Total service revenues	4,759	73.1%	4,582	77.2%	3,985	80.9%
Equipment revenues	1,747	26.9%	1,356	22.8%	942	19.1%
Total revenues	6,506	100.0%	5,938	100.0%	4,927	100.0%
*	Consists mainly of international calling services, wireline telephony services, transmission services and hubbing services.

**	Consists of extended warranty fees.

During 2013, service revenues (comprising 80.9% of total revenues) decreased 13%, compared with 2012. This decrease in service revenues resulted mainly from a 14.7% decrease in revenues from cellular services due to the ongoing erosion in the price of cellular services, resulting from the intensified competition in the cellular market. The decrease in service revenues also resulted from a 9% decrease in revenues from internet services and a 6.7% decrease in revenues from landline services. Netvision's contribution to service revenues totaled NIS 873 million (excluding inter-company revenues) in 2013, as compared to NIS 965 million in 2012.

During 2012, service revenues (comprising 77.2% of total revenues) decreased 3.7%, compared with 2011. This decrease in service revenues resulted mainly from the ongoing erosion in the price of cellular services, resulting from the increased competition in the market, intensified further by the entry of new operators to the Israeli cellular market. Most of this decrease was offset by an increase in Netvision's contribution to service revenues, which totaled NIS 965 million (excluding inter-company revenues) in 2012, as compared to NIS 339 million in 2011. The increase in Netvision's contribution to service revenues was mainly due to the difference in the period of consolidation of Netvision's results. After elimination of Netvision's contribution to service revenues, service revenues for 2012 decreased 18.2% compared to 2011.

The decrease in revenues from internet services in 2013 compared with 2012 was mainly due to an erosion in the price of such services and loss of several large business customers of data services. The decrease in revenues from landline services in 2013 compared with 2012 resulted mainly from a decrease in revenues from transmission services and international calling services, as well as a decrease in revenues from hubbing services due to a change in the mix of call destinations.

The increase in revenues from landline services and in internet services in 2012 compared with 2011 was mainly due to an increase in Netvision's contribution to those revenues as a result of the difference in the period of consolidation of Netvision's results.

During 2013, revenues from other services decreased 15.6%, compared with 2012, and during 2012, revenues from other services decreased 22.8%, compared with 2011. These decreases resulted from a decrease in extended warranty fees due to an increase in sales of

iPhone handsets, to which we generally do not offer such services and following the intensified competition in the market, which led to increased churn rate.

During 2013, equipment revenues (comprising 19.1% of total revenues) decreased 30.5%, compared with 2012. This decrease resulted primarily from an approximately 28% decrease in the number of cellular handsets sold in 2013, as compared with 2012, and an approximately 8% decrease in the average sale price of cellular handsets. These decreases were mainly due to the increased competition in the cellular handsets market. Netvision's contribution to equipment revenues in 2013 totaled NIS 60 million compared to NIS 82 million in 2012.

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

The following table sets forth the breakdown of our revenues for the periods indicated based on the types of subscribers:

	2011		2012		2013
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(NIS in millions)		(NIS in millions)		(NIS in millions)
Individual	4,727	72.7%	4,067	68.5%	3,525	71.5%
Business	1,686	25.9%	1,770	29.8%	1,209	24.6%
Other*	93	1.4%	101	1.7%	193	3.9%
Total	6,506	100.0%	5,938	100.0%	4,927	100.0%

*	Consists of revenues from inbound roaming services, hosting services (since mid 2012) and other services.

A breakdown of revenues according to types of subscribers (individual and business) during 2013 compared with 2012, shows a 13.3% decrease in revenues attributable to individual subscribers and a 31.7% decrease in revenues attributable to business subscribers. These decreases resulted mainly from the ongoing erosion in the price of cellular services, resulting from the intensified competition in the cellular market, and from a decrease in the number of cellular handsets sold and the average handset sale price in 2013, as compared with 2012, due to the competition in the cellular handsets market. The decrease in revenues attributable to both individual and business subscribers also resulted from a decrease in revenues from internet services which primarily resulted from price erosion due to market competition. Other revenues increased 91.1% in 2013, compared with 2012, mainly due to an increase in revenues from hosting services we provide Golan and Home Cellular, which began operating during the second quarter of 2012.

A breakdown of revenues according to types of subscribers (individual and business) during 2012 shows an approximately 14% decrease, compared with 2011, in revenues attributable to individual subscribers, which resulted mainly from the ongoing erosion in the price of cellular services, resulting from the intensified competition in the cellular market. The decrease also resulted from a decrease in the number of cellular handsets sold in 2012, as compared with 2011, due to regulatory changes, which led to the entry of many competitors to the cellular handsets market. These decreases were partially offset by an increase in Netvision's contribution to revenues from individual subscribers due to the difference in the period of consolidation of Netvision's results. Revenues attributable to business subscribers increased in 2012 by 5%, compared with 2011, due to an increase in Netvision's contribution to revenues from business customers due to the difference in the period of consolidation of Netvision's results. Other revenues increased 8.6% in 2012, compared with 2011, mainly due to revenues from hosting services we provide Golan and Home Cellular, which began operating during the second quarter of 2012. The increase in other revenues was partially offset by a decrease in revenues from inbound roaming services.

The following table sets forth the breakdown of our revenues for the periods indicated based on the types of subscription plans:

	2011		2012		2013
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(NIS in millions)		(NIS in millions)		(NIS in millions)
Pre-paid	488	7.5%	430	7.2%	342	6.9%
Post-paid	5,925	91.1%	5,407	91.1%	4,392	89.2%
Other*	93	1.4%	101	1.7%	193	3.9%
Total	6,506	100.0%	5,938	100.0%	4,927	100.0%

* Consists of revenues from inbound roaming services, hosting services (since mid 2012) and other services.

A breakdown of revenues according to types of subscription plans (pre-paid and post-paid) during 2013 compared with 2012, shows a 18.8% decrease in revenues attributable to post-paid subscribers and a 20.5% decrease in revenues attributable to pre-paid subscribers. The decrease in revenues attributable to post-paid subscribers was primarily the result of the ongoing erosion in the price of cellular services, resulting from the intensified competition in the cellular market. This decrease resulted also from the decrease in equipment revenues, due to a decrease in the number of cellular handsets sold and the average handset sale price in 2013, as compared with 2012, as well as a decrease in revenues from internet services and international calling services. The decrease in revenues attributable to pre-paid subscribers resulted mainly from increased churn of pre-paid cellular subscribers, as well as from the ongoing price erosion.

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

Segment Revenues Discussion

We operate in two operating segments:

Cellcom, which includes Cellcom Israel Ltd. and its subsidiaries, excluding Netvision Ltd. and its subsidiaries. Cellcom mainly operates and maintains cellular networks, provides cellular communications services and sells cellular handsets and other equipment.

Netvision, which includes Netvision Ltd. and its subsidiaries. Netvision provides internet connectivity services (ISP) and additional telephony services such as international calling, landline telephony and teleconferencing services.

We measure revenues on an operating segment basis. The following is a discussion of our revenues for our two operating segments.

Cellcom

Revenues for Cellcom in 2013 totaled NIS 3,994 million (including inter-segment revenues), compared to revenues of NIS 4,891 million in 2012. The decrease was primarily due to a decline in service revenues of 14%, due to the ongoing erosion in the price of cellular services, resulting from the intensified competition in the market. In addition, equipment revenues declined by 30.8% primarily due to an approximately 28% decrease in the number of cellular handsets sold in 2013, as compared with 2012, and an approximately 8% decrease in the average sale price of cellular handsets, resulted from the increased competition in the cellular handsets market.

Revenues for Cellcom in 2012 totaled NIS 4,891 million (including inter-segment revenues), compared to revenues of NIS 6,132 million in 2011.  The decrease was primarily due to a decline in service revenues of 18.2%, due to the ongoing erosion in the price of cellular services, resulting from the increased competition in the market intensified further by the entry of new operators to the Israeli cellular market in the middle of 2012.  In addition, equipment revenues declined by 25.6%, primarily as a result of an approximately 37% decrease in the number of cellular handsets sold in 2012, as compared with 2011, due to regulatory changes, which led to the entry of many competitors to the cellular handsets market. The decrease in equipment revenues was partially offset by a significant increase in revenues from sale of tablets in 2012 compared with 2011.

Netvision

Revenues for Netvision in 2013 totaled NIS 1,039 million (including inter-segment revenues), compared to revenues of NIS 1,134 million in 2012. The decrease primarily resulted from a 6.9% decrease in service revenues and a 26.8% decrease in equipment revenues. The decrease in service revenues mainly resulted from a decrease in revenues from internet services and international calling services, mainly due to price erosion, as well as a decrease in revenues from hubbing services due to a change in the mix of call destinations. The decrease in equipment revenues resulted from a decrease in equipment sales to business customers.

Revenues for Netvision in 2012 totaled NIS 1,134 million (including inter-segment revenues), compared to revenues of NIS 400 million in 2011.  The increase was primarily due to the difference in the period of consolidation of Netvision's results.

Cost of revenues and gross profit

	Year Ended December 31,			Change
	2011	2012	2013	2012 vs. 2011	2013 vs. 2012
	(In NIS millions)
Cost of service revenues	2,126	2,450	2,271	15.2%	(7.3%)
Cost of equipment revenues	1,282	1,013	719	(21.0%)	(29.0%)
Total cost of revenues	3,408	3,463	2,990	1.6%	(13.7%)
Gross profit	3,098	2,475	1,937	(20.1%)	(21.7%)

The decrease in cost of service revenues in 2013 compared with 2012 resulted mainly from a decrease in payroll expenses due to efficiency measures we implemented, a decrease in total interconnect fees and in cost of content and value added services, as well as from the reduction of royalty payments to the Ministry of Communications, the rate of which was reduced to 0% from January 1, 2013. Netvision's contribution to the cost of service revenues (excluding inter-company expenses) decreased to NIS 602 million in 2013 from NIS 692 million in 2012, mainly as a result of a decrease in payroll expenses and interconnect fees.

The increase in cost of service revenues in 2012, compared with 2011, was attributed to an increase in Netvision's contribution to cost of service revenues due to the difference in the period of consolidation of Netvision's results, which totaled NIS 692 million (excluding inter-company expenses) in 2012, compared to NIS 237 million in 2011. This increase was partially offset by a decrease in the cost of cellular service revenues in 2012, compared with 2011, which resulted mainly from a decrease in the cost of content and value added services, as well as depreciation and amortization expenses. After elimination of Netvision's contribution, cost of service revenues decreased 7.1%.

The decrease in cost of equipment revenues in 2013 compared with 2012, resulted primarily from a decrease in cellular handset cost resulting mainly from a decrease in the number of handsets sold during 2013 compared with 2012 and a decrease in the average cellular handset cost. Also, Netvision's cost of equipment revenues decreased to NIS 47 million in 2013 from NIS 57 million in 2012 due to a decrease in sales of equipment to business customers.

The decrease in cost of equipment revenues in 2012 compared with 2011, resulted primarily from a decrease in cellular handset cost resulting mainly from a decrease in the number of handsets sold during 2012 compared with 2011. Also, Netvision's cost of equipment revenues in 2012 totaled NIS 57 million, compared to NIS 27 million in 2011 (for the period from September 1 through December 31, 2011). After elimination of Netvision's contribution, cost of equipment revenues decreased 23.5%.

The decrease in gross profit in 2013 compared with 2012, resulted mainly from the ongoing erosion in the price of cellular services and internet services, as well as from the decrease in cellular handset sales.

The decrease in gross profit in 2012 compared with 2011, resulted mainly from the ongoing erosion in the price of cellular services, as well as from the decrease in cellular handsets sales. The decrease in gross profit was partially offset by an increase in Netvision's contribution to gross profit due to the difference in the period of consolidation of Netvision's results.

Selling and marketing expenses and general and administrative expenses

	Year Ended December 31,			Change
	2011	2012	2013	2012 vs. 2011	2013 vs. 2012
	(In NIS millions)
Selling and marketing expenses	990	865	717	(12.6%)	(17.1%)
General and administrative expenses	685	629	570	(8.2%)	(9.4%)
Total	1,675	1,494	1,287	(10.8%)	(13.9%)

The decrease in selling and marketing expenses in 2013 compared with 2012, was primarily the result of efficiency measures we implemented, which led to a decrease in payroll expenses, sales commissions and other expenses. The decrease in sales commissions also resulted from a decrease in the number of cellular handsets sold in 2013, as compared with 2012. The decrease in selling and marketing expenses also resulted from a decrease in amortization expenses in 2013 compared with 2012 attributable to the acquisition of Netvision. Netvision's contribution to selling and marketing expenses in 2013 totaled NIS 128 million compared to NIS 155 million in 2012.

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

The decrease in general and administrative expenses in 2013 compared with 2012, resulted mainly from a decrease in depreciation and amortization expenses, as well as from efficiency measures we implemented, which led to a decrease in data processing, rent and other expenses. Netvision's contribution to general and administrative expenses in 2013 totaled NIS 60 million compared to NIS 71 million in 2012.

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

Other income (expenses), net

	Year Ended December 31,
	2011	2012	2013
	(In NIS millions)
Other income (expenses), net	(1)	4	1

Other income in 2013 consists mainly of gain from sale of shares in a subsidiary of Netvision, which was partially offset by capital losses mainly related to the sale of vehicles.

Other income in 2012 consisted mainly of gains from sale of shares in a subsidiary and in an associate of Netvision.

Other expenses 2011 consisted mainly of capital losses, which resulted from deletion of certain equipment items.

Financing expenses, net

	Year Ended December 31,
	2011	2012	2013
	(In NIS millions)
Financing expenses	(409)	(440)	(402)
Financing income	116	181	156
Financing expenses, net	(293)	(259)	(246)

Financing expenses, net, for 2013 decreased 5% compared with 2012. The decrease resulted mainly from a decrease in interest expenses, associated with our debentures, in 2013, compared with 2012, due to a lower debt level following the principal payment in the amount of approximately NIS 1 billion during 2013. The decrease in financing expenses, net, also resulted from one-time positive effects in the amount of approximately NIS 15 million. The decrease in financing expenses, net, was partially offset by an increase in Israeli Consumer Price Index (CPI) linkage expenses, associated with our debentures, due to increased inflation rate in 2013, compared with 2012. The decrease in financing expenses, net, was also offset in part by a decrease in gains from our investment in tradable debentures in 2013, compared with 2012, as well as a decrease in interest income, related to cellular handset sales, due to the decline in such sales.

Financing expenses, net, for 2012 decreased 11.6% compared with 2011. The decrease resulted from a decrease in CPI linkage expenses, associated with our debentures, due to decreased inflation rate in 2012, compared with 2011, an increase in interest income, associated with handsets sales, as well as an increase in gains from our investment in tradable debentures in 2012, compared with 2011. The decrease in financing expenses, net, also resulted from income from foreign currency exchange differences related to trade payables in 2012, which resulted mainly from appreciation of 2.3% of the NIS against the US dollar, compared to loss from foreign currency exchange differences in 2011, which resulted from depreciation of 7.7% of the NIS against the US dollar in that year. These effects were partially offset by an increase in interest expenses, associated with our debentures, in 2012, compared with 2011, due to the higher debt level following the issuance of additional debentures in March 2012. The decrease in financing expenses, net, was offset in part also by a decrease in deposit interest income, due to lower deposits balance and decreased interest rate in 2012 compared with 2011.

Interest and CPI linkage expenses associated with the principal amount of the debentures incurred during 2011, 2012 and 2013 were approximately NIS 377 million, NIS 414 million and NIS 385 million, respectively.

Income tax

	Year Ended December 31,			Change
	2011	2012	2013	2012 vs. 2011	2013 vs. 2012
	(In NIS millions)
Income tax	304	195	117	(35.9%)	(40.0%)

Income tax for 2013 decreased 40% compared with 2012, mainly due to a significant decrease in profit before income tax, attributed primarily to the adverse effect on our results resulting from the intensified competition in the communications market.

Income tax for 2012 decreased 35.9% compared with 2011, mainly due to a significant decrease in profit before income tax, attributed primarily to the adverse effect on our results resulting from the intensified competition in the cellular market. This decrease was partially offset by an increase in the corporate tax rate from 24% in 2011 to 25% in 2012.

Net income

	Year Ended December 31,			Change
	2011	2012	2013	2012 vs. 2011	2013 vs. 2012
	(In NIS millions)
Net income	825	531	288	(35.6%)	(45.8%)

The decrease in net income in 2013 compared with 2012, was primarily due to a decrease of 17% in revenues. This decrease was partially offset by a decrease of 13.7% in operating expenses and a decrease of 5% in financing expenses, net, leading to a decrease of 44.2% in income before income tax.

The decrease in net income in 2012 compared with 2011, was primarily due to a decrease of 8.7% in revenues. This decrease was partially offset by a decrease of 3.5% in operating expenses and a decrease of 11.6% in financing expenses, net, leading to a decrease of 35.7% in income before income tax.

EBITDA

Segment EBITDA

We measure EBITDA on an operating segment basis. EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net; income tax; depreciation and amortization; and share based payments. For further information on our presentation of EBITDA and a reconciliation of EBITDA to consolidated net income, see footnote (4) under “- Results of Operations - Comparison of 2011, 2012 and 2013” above.  The following is a reconciliation of EBITDA with net income by operating segment.

	Year Ended December 31, 2013
	(In NIS millions)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated
Net income	210	135	(57)	288
Financing expenses, net				246
Taxes on income	91	45	(19)	117
Operating income				651
Other income				(1)
Depreciation and amortization	504	96	76	676
Share based payments				9
EBITDA	1,066	269	-	1,335

	Year Ended December 31, 2012
	(In NIS millions)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated
Net income	464	145	(78)	531
Financing expenses, net				259
Taxes on income	190	31	(26)	195
Operating income				985
Other expenses				(4)
Depreciation and amortization	554	107	104	765
Share based payments				7
EBITDA	1,470	283	-	1,753

	Year Ended December 31, 2011
	(In NIS millions)
	Cellcom	Netvision*	Reconciliation for consolidation	Consolidated
Net income	821	39	(35)	825
Financing expenses, net				293
Taxes on income	313	2	(11)	304
Operating income				1,422
Other expenses				1
Depreciation and amortization	652	40	46	738
Share based payments				6
EBITDA	2,084	83	-	2,167

* Netvision segment represents results of operations for the four month period commencing September 1, 2011, only (following the completion of the acquisition of Netvision on August 31, 2011).

Segment EBITDA Discussion

Cellcom

In 2013, Cellcom generated EBITDA of NIS 1,066 million compared to NIS 1,470 million in 2012, a 27.5% decrease.  The decrease was primarily due to a reduction in service revenues due to the ongoing erosion in pricing for cellular services. The decrease in EBITDA also resulted from a decrease in equipment revenues, mainly due to a reduction in the number of cellular handsets sold in 2013, as compared with 2012, and a decrease in the average sale price of cellular handsets.

In 2012, Cellcom generated EBITDA of NIS 1,470 million compared to EBITDA of NIS 2,084 million in 2011, a 29.5% decrease.  The decrease was primarily due to a reduction in revenues due to the ongoing erosion in pricing for cellular services. The decrease in EBITDA also resulted from a decrease in equipment revenues, mainly due to a reduction in the number of cellular handsets sold in 2012, as compared with 2011.

Netvision

In 2013, Netvision generated EBITDA of NIS 269 million compared to NIS 283 million in 2012, a 4.9% decrease. The decrease was primarily due to a reduction in service revenues due to the continued erosion in pricing for internet and international calling services.

In 2012, Netvision's EBITDA totaled NIS 283 million compared to NIS 83 million in 2011, primarily due to the consolidation of Netvision's results for September through December 2011 only in 2011 (following the completion of the acquisition of Netvision on August 31, 2011), while in 2012 we consolidated Netvision's results for the full year (hereinafter "difference in the period of consolidation of Netvision's results").

B.	LIQUIDITY AND CAPITAL RESOURCES

General

Our liquidity requirements relate primarily to working capital requirements, debt service, capital expenditures for the expansion and enhancement of our networks and payment of dividends. We fund these requirements through cash flows from operations and issuance of public debentures.

In October 2010, the Commissioner of Capital Markets, Insurance and Savings in the Ministry of Finance, or Commissioner, published a circular instructing institutional investors to follow certain procedures and requirements before investing in non-governmental debentures, including a requirement to verify that certain contractual provisions are included in the indentures of the invested debentures, and to establish a policy for investment in such debentures which will relate, among other matters, to repayment acceleration rights. Following these procedures, our series F and G indentures dated March 2012 include such limitations and covenants. For additional details see "- Liquidity and Capital Resources - Debt Service" below. These limitations are expected to apply to any additional debt raised by us. In addition, in August 2013, the Commissioner published a continuance circular generally providing example terms to be included in indentures. These procedures, limitations and covenants limit our freedom to conduct our business, may impose additional costs on us and may limit our ability to raise additional debt from Israeli institutional investors as well as adversely affect the terms and price of such debt raising.

In May 2012 and June 2013, the rating of our debentures was downgraded (in June 2013 with a stable outlook) due to increased leverage and competitive pressures, which caused an increase in the annual interest rate of our series F and G debentures, as of July 2013, due to the obligation to pay additional interest in case of certain rating downgrade included in our series F and G indentures. Any further downgrade in our ratings may adversely affect the terms and price of our debt or additional debt raised, particularly through the issuance of debentures to institutional investors, which, given the limitation on the ability of Israeli banks to lend money to us pursuant to the “Guidelines for Sound Bank Administration” issued by the Israeli Supervisor of Banks (as we are a member of IDB’s group of borrowers), may limit our ability to obtain additional financing to operate, develop and expand our business or to refinance existing debt.

We believe that our free cash flow together with our financial reserves will be sufficient to fund our anticipated cash needs for working capital, capital expenditures and debt service for at least the next 12 months, including the distribution of dividends, should our Board of Directors decide to declare dividend payments (after having decided not to declare dividends for the second, third and fourth quarters of 2012 and the first, second and fourth quarters of 2013 in order to strengthen our balance sheet). Such estimate does not include any 4G frequency allocation fees, as we cannot estimate when and under what terms such frequencies will be made available to us, if at all. Our future capital requirements will depend on many factors, including level of revenues, the timing and extent of spending to support marketing and subscriber retention efforts, the expansion of sales and marketing activities and the timing of introductions of new products and enhancements to existing products and our network and any decision to declare dividends.  Our Board of Directors would not expect to declare dividends unless it believes that our cash flow and available reserves will be sufficient to fund our needs, including our dividends.

In February 2006, our Board of Directors adopted a policy to distribute each year at least 75% of our annual net income as dividends, subject to compliance with applicable law, our license and contractual obligations and so long as the distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. In March 2012, in connection with the raising of additional debt, we undertook limitations on dividend distributions. See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy” and " - Debt Service" below. In respect of 2013, a dividend was declared for the third quarter only and our Board of Directors chose not to declare dividends for the first, second, and fourth quarters given the intensified competition and its adverse effect on our results of operations and in order to strengthen our balance sheet. It is possible that our Board of Directors’ estimate of our cash needs will be incorrect, or that events could occur that could increase our cash needs beyond anticipated. If that occurs, we may not have sufficient cash to cover these needs as a result of various expenditures previously made by the Company, including prior investments and expenses and prior dividend payments, and we would need to identify additional sources of financing, which could include equity or debt financing.  We may not be able to obtain such financing on acceptable terms or at all.

Dividend payments

During 2013, we distributed cash dividends in the aggregate amount of approximately NIS 85 million ($24 million), in respect of the third quarter of 2013 only, out of our retained earnings, and our Board of Directors chose not to declare dividends for the first, second, and fourth quarters given the intensified competition and its adverse effect on our results of operations and in order to strengthen our balance sheet. During 2012, we distributed cash dividends in the aggregate amount of NIS 391 million ($113 million), including the dividend declared for the third and fourth quarters of 2011 in the amount of NIS 189 million ($54 million) and 72 million ($21 million), respectively, based on net income. In respect of 2012, a dividend was declared for the first quarter only and our Board of Directors chose not to declare dividends for the second, third and fourth quarters, for the above reasons. During 2011, we distributed cash dividends in the aggregate amount of NIS 827 million ($238 million), including the dividend declared for the fourth quarter of 2010 in the amount of NIS 303 million ($87 million), based on net income.

Debt service

Our Series B debentures were issued in December 2005 and January 2006,  to institutional and other investors in private placements and in May 2006, we issued additional debentures. The debentures are listed on the Tel Aviv Stock Exchange. As of December 31, 2013, Series B consisted of approximately NIS 741 million ($213 million) aggregate principal amount of debentures (after we repaid the first principal payment in January 2013 in the sum of approximately NIS 185 million ($53 million). In January 2014 we repaid the second principal payment in the same amount). The Series B debentures bear interest at the rate of 5.3% per year, and are linked (principal and interest) to the Israeli CPI. The principal is payable in five annual payments commencing in January 2013, and the interest is payable annually commencing January 2007.

The Series B debentures are unsecured and do not restrict our ability to issue additional debentures of any class or distribute dividends in the future. The Series B debentures contain standard terms and obligations including restriction on our ability to create liens on our assets, other than fixed liens on assets provided in connection with financing the purchase of such assets.

In October 2007 we issued two additional series of debentures (Series C and Series D) to the public in Israel. The debentures are listed for trading on the Tel Aviv Stock Exchange. In February 2008 we issued, in a private placement, additional debentures of these two Series. In April 2009 and March 2011 (under our 2009 Shelf Prospectus) and in August 2011 (under our 2011 Shelf Prospectus), we issued to the public in Israel additional Series D debentures.  As of December 31, 2013, Series C debentures were fully repaid and the Series D debentures consisted of approximately NIS 1,938 million ($558 million) aggregate principal amount (after we repaid the first principal payment in July 2013 in the sum of approximately NIS 485 million ($140 million)).

The Series D principal is payable in five equal annual payments on July 1, for each of the years 2013 through 2017 (inclusive). The interest on Series D debentures is payable annually on July 1, for each of the years 2008 through 2017 (inclusive). Series D debentures bear an annual interest rate of 5.19% and are linked (principal and interest) to the Israeli CPI for August 2007.

The Series D debentures are unsecured and do not restrict our ability to issue additional debentures of any class or distribute dividends in the future. The Series D debentures contain standard terms and obligations.

In April 2009, we issued to the public in Israel Series E debentures. The debentures were issued in a public offering in Israel based on our 2009 shelf prospectus and were listed for trading on the Tel Aviv Stock Exchange. In March 2011 (under our 2009 Shelf Prospectus) and in August 2011(under our 2011 Shelf Prospectus), we issued to the public in Israel additional Series E debentures. As of December 31, 2013, these debentures consisted of approximately NIS 1,199 million ($345 million) aggregate principal amount (after we made principal payments in January 2012 and 2013 in the amount of approximately NIS 300 million ($86 million) each. In January 2014 we made a third principal payment in the same amount).

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

In March 2012, we issued to the public in Israel two additional Series F and G debentures. The debentures were issued in a public offering in Israel under our 2011 shelf prospectus (as amended in March 2012) and were listed for trading on the Tel Aviv Stock Exchange. As of December 31, 2013, these debentures consisted of approximately NIS 715 million ($206 million) aggregate principal amount Series F debentures and approximately NIS 285 million ($82 million) aggregate principal amount Series G debentures.

The series F principal is payable in four annual installments: one payment of 10% of the principal on January 5, 2017, and three equal annual installments of 30% of the principal, on January 5 of each of the years 2018 through 2020 (inclusive). The interest on Series F debentures is payable in semi-annual installments on January 5 and on July 5, of each calendar years commencing July 5, 2012 through January 5, 2020 (inclusive). Series F debentures bear an interest rate of 4.35% per annum, linked to the Israeli CPI for February 2012. In June 2013, following the ratings decrease discussed above, the annual interest rate for our series F debentures was increased by 0.25% to 4.60%, beginning July 5, 2013.

The series G principal is payable in three annual installments: one payment of 20% of the principal on January 5, 2017, a second payment of 50% of the principal on January 5, 2018 and a third and last payment of 30% of the principal on January 5, 2019. The interest on Series G debentures is payable in semi-annual installments on January 5 and on July 5 of each calendar year commencing July 5, 2012 through January 5, 2019 (inclusive). Series G debentures bear an interest rate of 6.74% per annum, without any linkage. In June 2013, following the ratings decrease discussed above, the annual interest rate for our series G debentures was increased by 0.25% to 6.99%, beginning July 5, 2013.

The Series F and G debentures are unsecured and contain, in addition to standard terms and obligations, the following obligations:

·	a negative pledge, subject to certain exceptions;

·
a covenant not to distribute more than 95% of the profits available for distribution according to the Companies Law (“Profits”); provided that if our net leverage (defined as the ratio of net debt to EBITDA during a period of 12 consecutive months, excluding one time events) exceeds 3.5:1, we will not distribute more than 85% of our Profits and if our net leverage exceeds 4.0:1, we will not distribute more than 70% of our Profits. For this purpose, net debt is defined as credit and loans from banks and others and debentures, net of cash and cash equivalents and current investments in tradable securities; and EBITDA is defined as profit before depreciation and amortization, other expenses or income, net, financing expenses or income, net and taxes on income;

·
a limitation on our ability to voluntarily redeem the debentures prior to their stated maturity date to a minimum amount of NIS 100 million of each series of debentures and an undertaking to pay the holders of such debentures an additional annual interest of 1% in the event of such early redemption;

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

We also agreed to the addition of the certain events to the list of events of default of the Series F and G debentures, including:

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

As of December 31, 2013, the Company complied with the above covenants.

Other credit facilities

As of December 31, 2013, we had no other credit facilities outstanding. As of December 31, 2013, Netvision used an amount of approximately NIS 10 million ($3 million) of the credit lines provided to it by an Israeli bank at a fixed interest rate of 6% per annum, payable in annual principal and semi-annual interest amounts in the years 2014 through 2015.

Pursuant to the provision of such credit lines, Netvision and 013 Netvision provided such banks with a floating charge on its property, assets and rights, fixed charges on certain bank deposits and certain additional undertakings, including: a negetive pledge (subject to certain exceptions); agreement to obtain prior consent for any change of control, reorganization, merger, change in capital structure and pledge; subordinations of any owners' loans to the loans provided by such banks; certain limitations on the transfer of assets outside the ordinary course of business; an agreement that 013 Netvision shall not acquire control or main assets of another business if such acquisition shall cause a default of the financial covenants it provided.

Financial covenants include the following: 013 Netvision's shareholders equity shall not fall below 30% of 013 Netvision's total balance sheet amount;  the net leverage ratio of Netvision and 013 Netvision shall not exceed 2.5:1; and Netvision's shareholders' equity shall not fall below 35% of  Netvision's total balance sheet amount. As of December 31, 2013 Netvision was in compliance with all such undertakings and covenants.

Capital expenditure

Our accrual capital expenditure in 2011, 2012 and 2013 amounted to NIS 520 million, NIS 537 million and NIS 384 million, respectively. Accrual capital expenditure is defined as investment in fixed assets and certain intangible assets, such as spectrum licenses, rights of use of communications lines, UMTS networks' enhancement and expansion and development of new products and services, during a given period. The amount of capital expenditure for 2011 excludes the acquisition of Netvision in the amount of NIS 1,458 million (net of cash acquired in the amount of NIS 120 million).  For the periods under review, a key focus of our capital investment has been the enhancement and expansion of our networks and transmission infrastructure.

Cash flows from operating activities

Cash flows from operating activities decreased 5.2% in 2013 to NIS 1,556 million from NIS 1,641 million in 2012. The decrease is primarily attributed to a decrease in proceeds from customers due to the decrease in service revenues, resulted from the ongoing erosion in the price of cellular services, due to the intensified competition in the communications market. This decrease was partially offset by a decrease in payments to vendors for handset purchases due to the decline in sales of cellular handsets, a decrease in operating expenses mainly due to efficiency measures we implemented, as well as a decrease in tax payments following the decrease in profits.

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

Cash flows from investing activities

The net cash flows from operating activities is the main capital resource for our investment activities. In 2011, 2012 and 2013, our net cash used in investing activities amounted to NIS 1,656 million, NIS 708 million and NIS 344 million, respectively.  The payments were primarily for the improvement and expansion of the technological networks and information systems infrastructures. The decrease in 2013 compared with 2012 resulted mainly from a decrease in acquisition of property, plant and equipment, as well as a decrease in investments in tradable debentures in 2013 compared with 2012. The decrease in 2012 compared with 2011 resulted mainly from the net payment of NIS 1,458 million in 2011 pursuant to the acquisition of Netvision. This decrease was partially offset by additional investments in tradable debentures in 2012 compared with sales of part of our current investments in tradable debentures in 2011, as well as by an increase in acquisition of property, plant and equipment.

Cash flows from financing activities

In 2013, the net cash used in financing activities amounted to NIS 1,569 million compared to NIS 439 million in 2012. The increase primarily resulted from an increase in repayment of debentures from NIS 660 million in 2012 to NIS 1,124 million in 2013. The increase in the net cash used in financing activities was also due to the fact that in 2013 no additional debentures were issued, while in 2012 we issued new series of debentures for a net consideration of NIS 992 million. These effects were partially offset by a decrease in dividend payments.

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

During 2011, 2012 and 2013, the average outstanding amount of long-term liabilities (long-term loans and debentures) was NIS 5 billion, NIS 6.4 billion and NIS 5.7 billion, respectively.

Working capital

Our working capital as of December 31, 2013 was NIS 1,082 million, compared with NIS 1,232 million as of December 31, 2012. The decrease in working capital was primarily due to a decrease in cash and cash-equivalents, as well as a decrease in trade receivables. These effects were partially offset by a decrease in trade payables and other payables.

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

Trade receivables

Trade receivables consist of outstanding amounts due from customers, mainly for cellular, ISP and landline telephony services and handsets and accessories, net of the allowance for doubtful accounts.  Most of our handset sales are made on an installment basis (generally, 36 monthly payments).  Installments due in the twelve months following the balance sheet date are included in current trade receivables; the remaining installments are included in long-term receivables. As of December 31, 2013, net current trade receivables amounted to NIS 1,731 million compared with NIS 1,856 million as at December 31, 2012 and NIS 1,859 million as at December 31, 2011. Net long-term trade receivables as of December 31, 2013 amounted to NIS 512 million compared with NIS 888 million as at December 31, 2012 and NIS 980 million as at December 31, 2011. The decrease in trade receivables (current and long-term) in 2013 compared with 2012 and in 2012 compared with

2011 was mainly due to the decrease in revenues as a result of the intensified competition in the cellular market. The current maturity of long-term receivables as of December 31, 2013 was NIS 878 million, compared with NIS 1,037 million as of December 31, 2012 and NIS 937 million as of December 31, 2011.

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Set forth below is a description of our contractual cash obligations, in millions of NIS, as of December 31, 2013.

	Total	2014	2015- 2016	2017-2018	2019 and Beyond
Long-term debt obligations (including interest)(1)	6,282	1,395	2,600	1,735	552
Operating lease obligations	1,279	277	419	283	300
Purchase obligations	969	561	371	15	22
Total	8,530	2,233	3,390	2,033	874

(1)	Interest does not include any increase in interest that would be required based on increases in the Israeli CPI.

Application of Critical Accounting Policies and Use of Estimates

The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reflected in the consolidated financial statements and accompanying notes, and related disclosure of contingent assets and liabilities.  We base our estimates upon past experience, where applicable, various factors, external sources and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions, and could have a material impact on our reported results.

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

Revenue recognition

Nature of critical estimate items

As described in note 3.K to our consolidated financial statements included elsewhere in this annual report, revenues derived from usage of our networks, including airtime, internet services (ISP), international calling services, fixed local calls, interconnect, content and value added services and roaming revenues are recognized when the services are provided, in proportion to the stage of completion of the transaction, and all other revenue recognition criteria are met. The sale of a handset is generally adjacent to the sale of services. Usually, the sale of a handset to the customer is executed with no contractual obligation of the customer to purchase services from us in a minimal amount for a predefined period. As a result, we refer to the sale transaction as a separate transaction and recognize revenue from the sale of the handset upon delivery of the handset to the customer. In case the customer is obligated towards the company to purchase services in a minimal amount for a predefined period, the contract is characterized as a multiple element contract and thus, revenue from sale of handset is recorded in an amount not higher than the fair value of the said handset, which is not contingent upon delivery of additional components (such as services) and is recognized upon delivery of the handset to the customer and when the criteria for revenue recognition are met. Revenues from services are recognized and recorded when the services are provided.

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

Impairment of long-lived assets

Nature of critical estimate items

Finite-lived long lived assets

At each reporting date, we review finite-lived long-lived assets, principally consisting of property, plant and equipment, spectrum licenses and intangible assets for impairment based on the requirements of International Accounting Standard No. 36, or whenever events or changes in circumstances indicate that their carrying values may not be recoverable through the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal. Where it is not possible to estimate the recoverable amount of an individual asset, we group together all of the assets that cannot be tested individually into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”), and estimate the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount is the higher of value in use and fair value less cost to sell. Value in use is determined by discounting the expected future cash flows, we expect to derive from the asset, using a pre-tax discount rate. An impairment loss is recognized if the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Indefinite-lived intangible assets

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

Assumptions / approach used

In analyzing finite-lived long-lived assets and Indefinite-lived intangible assets for potential impairment, significant assumptions that are used in determining the discounted cash flows of the asset group include:

·	cash flows attributed to the asset group;

·	future cash flows for the asset group, including estimates of residual values, which incorporate our views of growth rates for the related business and anticipated future economic conditions; and

·	period of time over which the assets will be held and used.

Effect if different assumptions used

The use of different estimates and assumptions within our discounted cash flow models (e.g., terminal value growth rates, Pre-tax discount rate, future economic conditions, estimates of residual values) could result in discounted cash flows that are lower than the current carrying value of an asset group, thereby requiring the need to reduce the carrying value to the discounted cash flow amount.

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

New Accounting Standards and amendments not yet adopted

 IFRS 9 (2010), Financial Instruments

IFRS 9 (2010) generally preserves the instructions regarding classification and measurement of financial liabilities that are provided in IAS 39. Nevertheless, unlike IAS 39, IFRS 9 (2010) requires as a rule that the amount of change in the fair value of financial liabilities designated at fair value through profit or loss, other than loan grant commitments and financial guarantee contracts, attributable to changes in the credit risk of the liability, to be presented in other comprehensive income, with the remaining amount being included in profit or loss. The mandatory effective date of IFRS 9 (2010) has not yet been determined. Early application is permitted subject to providing disclosure and at the same time adopting other IFRS amendments as specified in the standard. IFRS 9 (2010) is to be applied retrospectively other than in a number of exceptions as indicated in the transitional provisions included in IFRS 9 (2010). We have not yet commenced examining the effects of adopting IFRS 9 (2010) on our consolidated financial statements.

IFRS 9 (2013), Financial Instruments, amendments to IFRS 9 (2010), IFRS 7 and IAS 39

IFRS 9 (2013) amends IFRS 9 (2010), IFRS 7 and IAS 39 on general hedge accounting. Under IFRS 9 (2013), additional hedging strategies that are used for risk management will qualify for hedge accounting (such as risk components of non-financial items or groups of items that constitute net positions). IFRS 9 (2013) replaces the present 80%-125% test for determining hedge effectiveness, with the requirement that there will be an economic relationship between the hedged item and the hedging instrument, with no quantitative threshold. In addition, IFRS 9 (2013) introduces new models that are alternatives to hedge accounting as regards exposures and certain contracts outside the scope of IFRS 9 (2013). IFRS 9 (2013) sets new principles for accounting for hedging instruments, for example allowing cash instruments to be hedging instruments in more cases and adding the possibility to defer or amortize the “cost of hedging” (such as the time value of purchased options). In addition, IFRS 9 (2013) provides new disclosure requirements. The mandatory effective date of IFRS 9 (2013) has not yet been determined. Early application is permitted subject to the conditions specified in IFRS 9 (2013). We have not yet commenced examining the effects of adopting IFRS 9 (2013) on our consolidated financial statements.

Amendment to IAS 32 Financial Instruments: Presentation

The amendment to IAS 32 clarifies that an entity currently has a legally enforceable right to set-off amounts that were recognized, if that right is not contingent on a future event and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all its counterparties. The amendment to IAS 32 is applicable retrospectively for annual periods beginning on or after January 1, 2014. We are examining the effects of the amendment to IAS 32 on our consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors, executive officers and other key employees as of December 31, 2013:

Name	Age	Position
Ami Erel (2), (3)	66	Chairman of the Board
Nochi Dankner (3)	59	Director(a)
Raanan Cohen (2), (4)	46	Director
Rafi Bisker (4)	63	Director
Shlomo Waxe (1), (2), (4)	68	Independent Director
Haim Gavrieli	43	Director
Ari Bronshtein (2)	44	Director
Edith Lusky (2), (5)	63	Director
Ephraim Kunda (1), (2)	61	Independent Director
Joseph Barnea (1), (2), (3), (4), (5)	78	Independent / External Director
Ronit Baytel (1), (5)	46	Independent / External Director
Nir Sztern	42	President and Chief Executive Officer
Shlomi Fruhling	40	Chief Financial Officer(b)
Yoni Sabag	41	Vice President of Marketing
Ron Shvili	46	Chief Technology Officer(c)
Itamar Bartov	51	Vice President of Executive and Regulatory Affairs
Keren Shtevy	40	Vice President of Business Customers
Sharon Amit	47	Vice President of Human Resources
Amos Maor	50	Vice President of Sales and Service
Jack Oster	40	Vice President of Information Technology
Liat Menahemi-Stadler	47	Vice President of Legal Affairs and Corporate Secretary
Teimuraz Romashvily	35	Vice President of Pre Paid Activity
Gil Ben-Itzhak	48	Controller

(a) Mr. Nochi Dankner resigned from office on January 8, 2014.
(b)	Mr. Shlomi Fruhling was appointed to office as of September 18, 2013.
(c) Mr. Ron Shvili was appointed to office as of November 1, 2013.
(1) Member of our Audit Committee.
(2) Member of our Analysis Committee.
(3) Member of our Option Committee.
(4) Member of our Security Committee.
(5) Member of our compensation Committee.

Ami Erel has served as Chairman of our Board of Directors since 2005. Mr. Erel also served as President and Chief Executive Officer of Discount Investment Corporation Ltd. from 2001 to 2013. From March to December 2007, Mr. Erel also served as the Chief Executive Officer of Netvision Ltd., where he served prior to March 2007 and from 2008 to 2011, as Chairman of the board of directors. From 1997 to 1999, he served as President and Chief Executive Officer of Bezeq – The Israeli Telecommunications Corporation Ltd.  Mr. Erel also serves as deputy Chairman of the board of directors of Makhteshim-Agan Industries Ltd. (where he served from 2006 and as a director and from January 2011 through October 2011 as Chairman of the board of directors). Mr Erel also serves as a director of Shufersal Ltd., Elron Electronic Industries Ltd. (where he served from 1999 to 2001 as President and until January 2007 as Chairman of the board of directors), Knafaim Holdings Ltd. and Dan hotels Ltd. Mr. Erel served as the chairman of the executive committee of the Manufacturers Association of Israel from 2005 to 2009 and from 2009 to 2011 he served as the chairman of the Israel Export & International Cooperation Institute. Mr. Erel holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology.

Nochi Dankner served as a member of our Board of Directors from 2005 to January 2014.  Mr. Dankner served as Chairman of the boards of directors of IDB Holding Corporation Ltd. (of which he also served as Chief Executive Officer from December 2003 until August 2009), IDB Development Corporation Ltd. and Discount Investment Corporation Ltd. until January 2014.  Mr. Dankner serves as Chairman of the board of Ganden Holdings Ltd. and as Chairman or member of the board of directors of various private companies. Mr. Dankner also serves as a member of “Matan-Your Way to Give” (a non-profit organization), as a member of the management committee of the Association of Friends of the Tel Aviv Sourasky Medical Center, and as a member of the board of trustees of Tel Aviv University,  Buchmann Faculty of Law - Tel Aviv University and Bar-Ilan University.  Mr. Dankner holds an L.L.B. and a B.A. in political science, both from Tel Aviv University.

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

Rafi Bisker has served as a member of our Board of Directors since 2006.  Mr. Bisker currently serves as co-Chairman of the board of directors of Shufersal Ltd. and as the Chairman of the board of directors of Property and Building Corporation Ltd., Bayside Land Corporation Ltd. and various private companies.  From 2000 to 2005, he served as Chief Executive Officer of Ganden Holdings Ltd. and Ganden Real Estate Ltd.  From 1989 to 1999, he served as Chief Executive Officer of Dankner Investments Ltd.  Mr. Bisker also serves as a member of the boards of directors of Koor Industries Ltd., Mehadrin Ltd., and various private companies.  Mr. Bisker holds a B.Sc. in civil engineering from the Technion, Israel Institute of Technology.

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

Haim Gavrieli has served as a member of our Board of Directors since 2008. Mr. Gavrieli has served as the Chief Executive Officer of IDB Holding Corporation Ltd. since 2009 and also as Chief Executive Officer of IDB Development Corporation Ltd. since 2011, where he served as Executive Vice President from 2006 to 2011. He also serves as Chairman of the board of directors of Modiin Energy Management (1992) Ltd., Deputy Chairman of the board of directors of Shufersal Ltd., Co-Chairman of the board of directors of IDB Tourism (2009) Ltd. and a member of the boards of directors of Koor Industries Ltd., other IDB group companies and various private companies. Mr. Gavrieli holds a B.A. in political science and sociology from the University of Haifa and an M.A. in management from the University of Haifa.

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

Nir Sztern has served as our Chief Executive Officer since 2012.  Mr. Sztern served as the chief executive officer of Netvision, from 2010 to 2011. From 2008 to 2010 he served as deputy CEO of Pelephone, and from 2002 to 2008 as Pelephone's vice president of marketing. From 2001 to 2002 he served as vice president of marketing and sales of Barak 013 Ltd. or Barak, a long distance operator (which was later merged into Netvision) and from 1999-2001 as head of Barak's marketing department. From 1994 to 1999 Mr. Sztern served as head of our private sector marketing department. Mr. Sztern holds a B.A. in economics and management from the Tel Aviv University and an M.B.A. in business administration, from the Israeli branch of Manchester University.

 Shlomi Fruhling has served as our Chief Financial Officer since September 2013. Mr. Fruhling has served as a vice president of DIC from 2012.  From 2008 to 2011 he served as VP Strategy and Finance of 013 Netvision Ltd.. From 2005 to 2008 Mr. Fruhling has served as head economist of DIC.  Mr. Fruhling holds a B.A. in economics and business administration from the Tel-Aviv Management College.
Yoni Sabag has served as our Vice President of Marketing since 2011. Mr. Sabag has served as head of our private sector marketing department, in charge of the private and small business sectors from 2006 to March 2011. From 2003 to 2006, he served as a director of marketing for the private sector. Mr Sabag has been a member of our marketing department since 2000.

 Ron Shvili has served as our Chief Technologies Officer since November 2013. Mr. Shvili has been an Entrepreneur in the field of cyber security since the beginning of 2013, when he retired from the Israeli Defense Forces, or IDF. From 1990 to 2012 Mr. Shvili held various key managerial and technological positions in the IDF and the Israeli Ministry of Defense. Mr. Shvili holds B. Sc and M. Sc in Electrical engineering from Tel-Aviv University.

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

Keren Shtevy has served as our Vice President of Business Customers since 2012. Ms. Shtevy served as Netvision's vice president of private customers from 2004 to 2011 and from 2011 as general vice president. From 1998 to 2004 she served at various positions in Netvision, from 1999 in various management positions, in charge of sales and customer service for private customers. Ms. Shtevy holds a B.A. in economics and communications from the University of Haifa.

Ms. Sharon Amit has served as our Vice President of Human Resources since 2011.  Ms. Amit has served as Netvision's VP of Human Recourses from 2009 to November 2011. She served as VP of Human Recourses of Tikshoov Call Center from 2006 to 2009, of Bynat Computer Communications from 2002 to 2006 and of ADC Israel from 1996 to 2002. Ms. Amit holds a B.A. in English literature and East Asia science, from the Hebrew University in Jerusalem and an M.A. in labor studies from the Tel Aviv University.

Amos Maor has served as our Vice President of Sales and Service as of 2012. Mr. Maor has served as our Vice President of Operations and Supply Chain from 2004 to  January 2011.  From 2002 to 2004, Mr. Maor served as manager of Supply Chain of Elite Industries Ltd., and from 2000 to 2002, he served as manager of Elite’s sales division headquarters.  Mr. Maor holds a B.Sc. in industry and management engineering from the Technion, Israel Institute of Technology.

Jack Oster has served as our Vice President of Information Technology as of 2012. Mr. Oster served as senior director of global delivery centers and global shared services centers as part of global IT management team of Teva Pharmaceutical Industries Ltd from 2007 to November 2012.  From 2005 – 2007 Mr. Oster served as Vice President of Business Applications solutions of Yael Software Ltd. From 2000 – 2005 Mr. Oster served as Senior Manager as part of the management consulting group of KPMG Consulting. Mr. Oster holds a B.Sc. in industrial engineering from Tel-Aviv University and graduated the Executive MBA program from Kellogg-Recanati.

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

Teimuraz Romashvily has served as our Vice President of Pre Paid Activity since 2011. Mr. Romashviliy reports to the Company's VP Sales and Service. Mr.  Romashvily has served as Netvision's head of pre-paid and international activity from 2007 to October 2011. From 2005 to 2007 he served as head of pre-paid activity in Barak and prior to that served in a variety of positions in Barak. Mr. Romashvily holds a B.A. in economics and management from the Economics Academy in Kiev, Ukraine.

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

Compensation Policy
Our compensation policy, described below, was approved by our compensation committee and board of directors and subsequently approved by our shareholders in September 2013 and shall be in effect for a period of three years therefrom.

Preamble

The Company’s compensation policy is designed to align executive officer compensation with the Company’s performance and to reflect best practices in executive officer compensation. The Company has created a pay-for-performance policy that is designed to align executive officer and shareholder interests by reinforcing the long-term growth, value creation and sustainability of the Company. The structure is designed to encourage a high degree of execution and rewards individuals for the achievement of objectives that ultimately create shareholder value. The structure is further designed to prevent executive officers from taking unnecessary risks in order to enlarge their compensation. The objective of the compensation policy is to attract, motivate and retain a talented management team that will continue providing unique solutions in a highly competitive and rapidly changing marketplace and deliver long-term value for all shareholders.

The Company's executive officer compensation policy refers to three main elements of compensation that include base salary, cash bonus compensation and equity-based compensation. The compensation package for each of our executive officers will include these three components.

The Compensation Committee and Board of Directors approve, periodically review and oversee the application of the Company's executive officer compensation programs.

Our Board of Directors monitors our executive officers' compensation structure annually in order to ensure that target total compensation for our executive officers is appropriate, considering our peer companies, overall company performance, individual executive officer's scope and size of responsibilities and performance during the previous year.

The policy will apply to any compensation determined after approval by the Company's shareholders and will not, and is not intended to, apply to or deemed to amend employment and compensation terms of executive officers existing prior to such date.

The compensation policy does not grant any rights to the Company’s directors and executive officers, and the adoption of the compensation policy does not grant any of the Company’s Directors and executive officers a right to receive any elements of compensation set forth in the compensation policy. The elements of compensation to which a director or executive officer will be entitled will be exclusively those that are determined specifically in relation to him or her in accordance with the requirements of the Israeli Companies Law, 1999, or the Companies Law, and the regulations promulgated thereunder.

Executive Officer Pay for Performance

The Company’s compensation philosophy is to encourage our executive officers to make sound decisions and drive long-term value creation for our shareholders. For our executive officers, we believe that in order to increase shareholder value, our compensation structure must:

•	Have a substantial portion of pay “at risk” (i.e., pay that is not guaranteed); and

•	Link “at risk” pay to performance objectives that are directly aligned to the Company’s short and long-term performance objectives as well as strategic initiatives.

Effectively aligning the objectives of executive officer compensation with the interests of shareholders requires adopting compensation programs that motivate leadership to drive company performance to achieve sustainable top performance. To that end, our Board of Directors, at the recommendation of our Compensation committee, will establish cash and equity-based compensation plans with targets focused on rewarding individuals for strong company performance. In addition, because we believe that individuals should be rewarded based on the results of their contributions, we also consider individual performance in awarding incentive compensation.

Compensation Philosophy and Strategy

Our Board, at the recommendation of our Compensation Committee, has defined the following key objectives of our compensation programs for executive officers:

•	Drive the Company’s overall business strategy and results as they relate to long-term value creation;

•	Pay for performance by linking total compensation to defined performance objectives, both at the Company level and for each executive officer individually;

•
Attract and retain key executive officers by providing competitive total compensation opportunities, considering the Company's size, nature of operations and marketplace, while avoiding unnecessary risk taking by executive officers; and

•	Align executive officer and investor interests by focusing executive officer behavior on driving long-term value creation.

Compensation Risk Assessment

In designing our compensation policy, we reviewed our compensation policies and practices in order to determine whether they create risks that are likely to have a material adverse effect on the Company. We concluded that our compensation programs do not create risks that are reasonably likely to have a material adverse effect on the Company. Among the elements evaluated were the following:

•
The multiple elements of our compensation packages for executive officers, including base salary, annual cash incentive and equity-based compensation program which vest over a number of years and provide a balance of short-term and long-term compensations with fixed and variable components that promote the long-term sustainability of our business;

•	Equity-based compensation for our executive officers aligns the interests of the executive officers with those of our shareholders;

•	Independent oversight by the Compensation Committee;

•	Inclusion of claw-back provisions in the event of a material restatement of our financial statements for our financial performance based compensations;

•	Effective management processes for developing strategic and annual work plans, and strong internal controls over financial reporting;

•
The structure of our cash bonus and equity-based compensation, which is based on a number of different performance measures to avoid employees placing undue emphasis on any particular performance measure at the expense of other aspects of the business; and

•	The cap on our executive officers' cash bonus and equity-based compensation, commensurable to objectives which do not motivate increased risk taking.

Compensation Principles

Peer Group Analysis. We use benchmarking as one of the tools for setting and reviewing our compensation system. To attract and retain our key executive officers, our goal is to provide compensation opportunities at competitive market terms. The Company’s peer group is made up of a minimum of 10 companies, including telecommunications companies and companies operating in other markets whose turnover are similar to the Company's , as recommended by the Company's independent compensation consultant. When using the benchmarking, our intent is to create a compensation structure that generally targets the median of our selected peer companies, but also allows total compensation to exceed the median when warranted due to company performance and/or individual experience, responsibilities and exceptional performance.
Additional Considerations. When deciding on or periodically reviewing each executive officer's total compensation, our Compensation Committee and Board of Directors  consider the following: (1) each executive officer's individual attributes, including his/her education, skills, expertise, professional experience and achievements, the executive's role, his/her areas of responsibility and previous compensation arrangements (when applicable); (2) the ratio between our executive officer total target compensation and the total compensation of the rest of the company's employees and the Subcontractors' Employees engaged by the Company (as such term is defined under the Israeli Companies Law), and specifically the ratio to the average total compensation and the median total compensation of such employees, and the influence of those gaps on the working relations in the Company, taking into consideration the Company's size, nature of operations, employees composition, marketplace and comparative data. Our Compensation Committee and Board of Directors considered these ratios in the Company and determined that they do not adversely influence the working relations in the Company.

Caps and limitations. Our compensation policy sets the target total compensation comprising of the base salary, a 100% performance score for the cash award and maximum long term compensation for our executive officers, as detailed hereunder. Our Compensation Committee and Board decide on each executive officer's total actual compensation which is limited by the target compensation, based on performance metrics as detailed hereunder. Our Board will not reduce the compensation package approved or any of its components, and will not place additional limitations, not detailed in this compensation policy, other than in unusual circumstances according to our Compensation Committee's and Board of Directors' discretion.

Compensation Recovery ("Claw back"). If our financial statements are materially restated within 4 years from publication thereof (other than restatement required due to changes in financial reporting standards), then the executive officers will repay prior payouts, in an amount of the excess over what the executive officer would have received according to the restated financial statements.

Overview of Executive officer Compensation –the Elements of Pay

Elements of Executive officer Compensation. In line with the philosophy described above, the following elements compose the compensation of our executive officers:

·	Base salary;
·	A cash bonus award;
·	Equity-based compensation awards; and
·	Termination arrangements

Compensation Mix. Base salary and annual and equity-based compensation awards make up the main elements of our executive officers’ total compensation package. The Company strives to ensure that a substantial portion of each executive officer’s total compensation is comprised of “at-risk” pay, with the targeted weight of each element out of the total compensation package of an executive officer being as follows:

·	base salary – 30%-50% for our CEO and 40%-60% for other executive officers;
·	cash bonus - 25%-45% for our CEO and 20%-40% for other executive officers; and
·	equity-based compensation* - 25%-45% for our CEO and 20%-40% for other executive officers.
*calculated per year, based on fair value at date of grant, with the value of the options amortized as compensation over the vesting period.

The ranges stated in the table above represent the targeted compensation mix desired by the Company; however the actual ratio between fixed and variable elements may vary based on performance.  For example, in a year with no or limited bonus, the percentage of base salary out of total compensation may be higher than stated above.

Our cash bonus and equity-based compensation awards are considered “at-risk” pay because they are not guaranteed and the recipients of the cash bonus awards must achieve specific performance objectives at corporate and individual levels to receive any payment.

Base Salary. The base salary varies between executive officers, and is individually determined according to past performance, educational background, prior business experience, qualifications, role and the business responsibilities of the executive officer. Since a competitive base salary is essential to our ability to attract and retain highly skilled  professionals, we will seek to establish a base salary that is competitive with the base salaries paid to executive officers of a peer group of companies.

Accordingly, base salary shall generally target the 25%-75% percentiles of each executive officer's peer group salary, taking into consideration the aforementioned individual characteristics, as shall be reflected in a peer group analysis conducted by an independent consultant and reviewed by our Compensation Committee and Board of Directors, when such salary is set and/or updated. The Company's office holders’ average base salary percentile in 2013 (in relation to their peer group), based on a peer group analysis conducted by Prof. Moshe Zviran Ltd., an independent compensation consultant, was approximately 50%. The benchmarking indicates that the target Base Salary (i.e. 25%-75% percentiles of each executive officer's peer group salary), when applied to our CEO, ranges approximately between NIS 120K and NIS 160K and when applied to our other executive officers, ranges approximately between NIS 45K to NIS 90K per month.

The base salary may be linked to the Israeli Consumer Price Index, or CPI.

Benefits and Perquisites. The following benefits and perquisites may be granted to the executive officers in order, among other things, to comply with legal requirements:

·	Vacation of up to 30 days per annum;
·	Sick days of up to 30 days per annum;
·	Convalescence pay equivalent to up to 10 days per annum;
·	Monthly remuneration for an education fund, as allowed by applicable law;
·	Contribution on behalf of the executive officer to a manager's insurance policy or a pension fund, as allowed by applicable law; and
·	Contribution on behalf of the executive officer towards work disability insurance, as allowed by applicable law.

We may offer additional benefits and perquisites to the executive officers, which will be comparable to customary market practices, such as: company cellular phone and the costs of the use thereof; company car benefits;  medical insurance, annual medical examination, professional associations membership fees etc.; provided however, that such additional benefits and perquisites shall be determined in accordance with our policies and procedures and with reference to the practice in peer group companies. The value of such additional benefits shall not exceed 30% of the executive officer's base salary.

Cash bonus. The Compensation Committee sets the cash bonus performance objectives and target bonus for each executive officer, at the start of each year, which are then reviewed and approved by the Board.  For our CEO, these objectives are based on the Company's annual work plan and objectives. For our other executive officers, these objectives are based on the Company’s annual work plan and objectives at the corporate level and key strategic objectives each executive officer is expected to achieve during that year at the individual level, based on each executive officer's position and scope of responsibilities.

The cash bonus payout is determined based on actual performance of the Company and the executive officer in question (after elimination of material one time and reevaluation influences), in each of the performance objectives set for each executive officer, measured on a performance matrix. The results for each group of objectives (as detailed hereunder) are then combined into one performance score, based on the weight each performance objective was given.

·
Corporate performance objectives may include EBITDA*, net income, free cash flow*, Net Promoter Score, or NPS (indicating our subscribers' satisfaction with our services) and other Company performance objectives which the Company decides to focus on in a specific year. Corporate performance objectives weigh between 30% to 50% of the overall performance score of each executive officer and 80% for our CEO. In extreme cases, such as major changes in our market leading to annual work plan or budget adjustments, our Compensation Committee and Board of Directors may update the objectives to match such changes, during the first half of the relevant year.

·
Quantitative individual performance objectives may include specific NPS, the budget for the unit relevant to the executive officer, revenues from sales by the unit, recruiting subscribers by the unit and quality of network. These objectives weigh between 30% and 50% of the overall performance score of each executive officer.

·
Qualitative individual performance objectives may include corporate governance, risk management, leadership, response to major business changes, executing special projects, as per the CEO's evaluation of each executive officer and as per the evaluation of the CEO by the Compensation Committee and the Board of Directors. This component will weigh up to 20% of the overall performance score of each executive officer (including the CEO).

* EBITDA and Free Cash Flow are non-IFRS measures. For definition of EBITDA see footnote (4) under "Item 5. Operating and financial review and prospects – Results of operations – Comparison of 2011, 2012 and 2013". Free Cash Flow is defined as (a) the net cash provided by operating activities minus (b) the net cash used in investing activities, excluding (i) short-term investments in tradable debentures and deposits and (ii) proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits.

Any payout of cash bonuses for any year will be subject to an additional minimum requirement of achieving an annual EBITDA of not less than 60% of the Company's EBITDA for the previous year. In addition, in relation to 2014, our board of directors has set an additional minimum requirement, that any payout of cash bonuses for 2014 will be subject to achieving an annual EBITDA of not less than 85% of the Company's objective EBITDA for that year.   Such minimum requirements are in no way indicative of the Company's expectations or estimations for any fiscal year in general, nor 2014 specifically, and are provided in order to assure shareholders that no cash bonuses will be paid to office holders according to the Compensation Policy in years when the Company’s performance has deteriorated materially compared to the prior year or compared to its EBITDA target for 2014.

Our Compensation policy sets a minimal threshold score of 75% of the combined target performance and a target bonus of 10 monthly salaries for our CEO and 5-7 monthly salaries for our other executive officers ("Target Bonus") for the target performance objectives, in line with each executive officer's capability to influence the Company's results of operations. Performance below the minimum threshold results in no payout. Performance score under the combined performance target and above the threshold results in a linear reduction in which a 5% reduction of the combined performance score represents a reduction of 10% of the Target Bonus (i.e. down to 50% of the Target Bonus for a performance score of 75% of the combined performance target). Performance score above the combined target performance rewards the executive officer with a linear addition to the Target Bonus in which a 5% addition of the combined performance score represents an addition of 10% to the Target Bonus and up to a maximum of 150% of the Target Bonus.

Following is a graphic representation of the cash bonus our executive officers may be entitled to:

In order to align executive officer and investor interests for a long term value creation, once the cash bonus was calculated as detailed above, the executive officers will be entitled to 60% of that cash bonus with 40% deferred to the following year. Notwithstanding the aforesaid, for the first year in which the cash bonus shall be determined in accordance with this Compensation Policy, the executive officers will be entitled to 80% of that cash bonus with 20% deferred to the following year. The executive officers shall be entitled to the remaining deferred portion of the cash bonus, if the performance targets set for the following year exceed the 75% threshold of the combined performance target for such following year.  The  deferred portion of the cash bonus shall be linked to the Israeli CPI from the payment date of the first portion and until the payment date of the second portion (if paid).

Subject to the conditions and limitations set above, an executive officer who ceases to perform his/her role as an executive officer but has provided services to the company for at least 6 months of the relevant year, will be entitled to receive a cash bonus for that year and the deferred portion of the cash bonus of previous year, relative to the period in which he/she performed their duties during the relevant year. An executive officer who provides services to the Company for less than 6 months during the relevant year of cessation, will not be entitled to a cash bonus for that year nor to the deferred portion of the bonus for the previous year. An executive officer who joins the Company during the relevant year, will be entitled to a portion of the bonus, relative to the period in which he/she performed their duties during the relevant year and provided such period is at least 6 month long.

The aggregate maximum payout of all of the executive officers' cash bonuses per annum shall not exceed 2% of the EBITDA for that calendar year (after elimination of material one time and reevaluation influences). In case of a positive EBITDA but negative net profit in a particular year, the Compensation Committee and the Board of Directors of the Company shall examine the circumstances leading to a negative net profit and shall consider reducing or cancelling the cash bonus for that year.

Equity-based compensation Plan. Under the Company's 2006 Share Incentive Plan or under any equity-based compensation plan adopted by the Company in the future, the Compensation Committee and Board may resolve to grant, from time to time, options or restricted share units ("RSUs"), or other instruments of equity-based compensation, to our executive officers.

The decision on equity-based compensation grant shall take into consideration each executive officer's position, scope of responsibilities, as well as its past performance and contribution to the Company.

In order to align executive officer and investor interests for creation of long term value, equity-based awards will include the following terms,:

·
Awards will vest linearly over a minimum period of three years beginning on the first anniversary of the grant date. The terms of such equity-based awards may include provision for acceleration of vesting in certain events, such as in the event of a merger, a consolidation, a sale of all or substantially all of our consolidated assets, change of controlling shareholder, or the sale or other disposition of all or substantially all of our outstanding shares.

·
The exercise price of equity-based awards will be the higher of the average market price of the Company's share during the 30 day period preceding the date of grant, and 8% above the market price of the Company's share at the end of the trading day preceding the date of grant, and will be subject to customary adjustments including for dividend distributions.

·
The value of equity-based awards at the date of grant (in accordance with acceptable accounting principles) per each vesting annum (calculated on a linear basis), in addition to the Target Bonus (whether or not actually paid), will not exceed 70% of our CEO's and 60% of our other executive officers' total cost of employment in that calendar year. We believe a grant date cap is more appropriate than an exercise date cap as it better aligns long term value creation objectives.

·
The annual exercise  of shares reserved for issuance upon the exercise of options of all the Company's executive officers will not dilute the Company's shareholders by more than 2% (in regards to option plans which contain a 'net exercise mechanism'). In addition, our board of directors committed towards DIC that the Company will not issue options or shares pursuant to executive officers or employees compensation, which may lead to a dilution of the  Company's shareholders by more than 0.5% of the Company's outstanding share capital for that year.

Termination and Retirement. Our executive officers may be entitled to up to a 3 months advance notice period upon termination of their employment with the Company if worked in the Company for up to 3 years, or up to 5 month advance notice period if worked in the Company for over three years and will be required to provide the Company with the same notice when they initiate retirement from their position. The executive officer is obligated to work during such period and Company may decide, at its sole discretion, to waive actual work during that period, in whole or in part. Under special circumstances, the Company may, as approved by our Compensation Committee and Board of directors, grant an executive officer who worked in the Company for a minimum of two years and was not terminated for cause, a termination bonus equal to up to 3 monthly salaries  of the executive officer, including benefits or an adjustment period of up to 3 month during which the executive officer will be entitled to continue to enjoy all compensation and benefits. In case the executive officer worked in the Company for a minimum period of five years, such termination bonus or adjustment period, may be up to 6 monthly salaries or 6 months, respectively. In deciding on the grant of a termination bonus or the like, our Compensation Committee and Board of Directors shall take into consideration the executive officer's term of employment, his/her compensation during his/her employment with the company, the

Company's performance during that period, the contribution of the executive officer to achieving the Company's objectives and increasing its profits and the circumstances of termination.

The Company may approve, upon termination of an executive officer’s employment, to amend the terms in connection with the executive officer’s equity-based compensation grants, such as extending the period for exercise of equity-based compensation upon termination, for longer periods than as set forth in the applicable plan, enabling acceleration of vesting of unvested equity-based compensation, while considering the same considerations stated above for a termination bonus.

The Company will not pay its executive officers any non-competition fees for post termination periods, although executive officers may be bound by post termination non-competition obligations.

Compensation for our directors
We pay no cash compensation to our directors who are affiliated with our controlling shareholder (including the chairman of the Board of Directors) ("Controlling Shareholder Directors") for their services as directors, as we pay our controlling shareholder an annual management fee, which includes the Controlling Shareholder Directors services.

We pay all directors who are not Controlling Shareholder Directors, including external directors, independent directors and other directors, directors fees in accordance with the  amount of statutory compensation to an external director of a dual-listed company allowed by the applicable Israeli law and regulations (as shall be updated from time to time).
Our directors will not receive cash bonuses or equity-based compensation.

Indemnification

Exemption from liability and liability insurance policy. Our articles of association allow us to exempt in advance a director and executive officer, or office holders, from liability to the company, in whole or in part, for a breach of his or her duty of care (except in connection with distributions) and we may enter into a contract for insurance against liability of any of our office holders with respect to certain breaches of his/her duties and certain financial liabilities and litigation expenses.

We maintain a liability insurance policy for the benefit of our office holders. Our directors and executive officers' coverage will not exceed $100 million per claim and in the aggregate, and an additional 20% of the aforesaid sum in connection with defending lawsuits in Israel only, and the premium will not exceed US$ 1 million per annum in any renewal or extension or substitution of the policy. Any such renewal or extension or substitution of the liability insurance policy for the benefit of our office holders (including those who are or are related to controlling shareholders or in respect of whom our controlling shareholders have a personal interest, who shall be insured under identical terms) do not require a separate approval of the Company's shareholders, in addition to the approval of this compensation policy (which in itself requires approval once every three years) if our compensation committee resolves that such renewal or extension or substitution upholds the limitations set above.

Indemnification. Our articles of association provide that we may indemnify our office holders against certain financial liability and litigation expenses. We have undertaken to indemnify our office holders for certain events listed in the indemnification letters given to them. Excluding reasonable litigation expenses, as noted above, the aggregate amount payable to all directors and officers and other employees who may have been or will be given such indemnification letters is limited to the amounts we receive from our insurance policy plus 30% of our shareholders’ equity as of December 31, 2001, or NIS 486 million, and to be adjusted by the Israeli CPI. The approval of the compensation policy by our shareholders in September 2013 shall not be considered as approval of the indemnification amount to the Company's office holders (over the amounts received from the Company's insurance policy). The indemnification amount will therefore be subject to additional approval by our shareholders in 2014.

The above exemption, indemnification and insurance coverage, are subject to the limitations set in the Companies Law.

Executive Officer and Director Compensation

The aggregate direct compensation we paid to all our executive officers and directors as a group (26 persons) for 2013 was approximately NIS 17.9 million, of which approximately NIS 2.1 million was set aside or accrued to provide for pension, retirement, severance or similar benefits. These amounts do not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses and benefits commonly reimbursed or paid by companies in Israel. In addition, in 2013 we recorded the sum of approximately NIS 4.7 million, as a compensation cost related to the options granted to all our executive officers under our share incentive plan. See “6. Directors, Senior Management and Employees - E. Share Ownership – 2006 Share Incentive Plan”. We pay our executive officers an annual bonus based on our overall performance and individual performance, in accordance and subject to the provisions of our compensation policy (described above).  For 2013, our compensation committee and board of directors resolved to pay our executive officers (excluding our CEO) an annual bonus in an aggregate sum of approximately NIS 3.4 million, as per our compensation policy, and approximately NIS 1.24 million to Mr. Sztern, our CEO (as per his employment agreement described below).

We pay no cash compensation to our directors who are affiliated with DIC for their services as directors, but we pay DIC NIS 2.0 million per year for management services, adjusted to changes in the Israeli Consumer Price Index for June 2006. In 2013 this payment amounted to approximately NIS 2.4 million. In March 2013, our Board of Directors resolved that each of our external directors be paid the maximum amount of statutory compensation to an external director of a dual-listed company allowed by the applicable law and regulations, which is in the amount of NIS 115,400 per year and NIS 3,470 per meeting which such external director attends (including meetings of committees of the Board of Directors), adjusted for changes in the Israeli CPI for December 2007.  In 2013, after giving effect to the CPI adjustments, these amounts  equaled approximately NIS 135,000 (approximately $38,900) per year and approximately NIS 4,100 (approximately $1,170), per meeting. As resolved in our annual shareholders meeting held in July 2011, our independent directors, (Shlomo Waxe and Ephraim Kunda) and Edith Lusky are compensated at the same level as a statutory external director of a dual listed company, as described above.

Employment Agreement of Nir Sztern

Mr. Nir Sztern, our Chief Executive Officer as of January 1, 2012, is entitled to a gross monthly salary of NIS 120,000 linked to Israeli CPI.  He is also entitled to a company car and the use of a cellular phone. Mr. Sztern is entitled to an annual bonus equal to nine months salary which shall increase or decrease in proportion to our annual profits, with a minimum of six months salary and a maximum of 15 months salary bonus, linked to Israeli CPI, in respect of which no social benefits are accrued. Mr. Sztern's annual bonus for 2013 amounted to NIS 1.24 million. Mr. Sztern is also entitled to participate in our share option plan. Mr. Sztern’s agreement contains provisions for vacation days, sick leave, managers’ insurance and an education fund. The aggregate monthly cost to us of Mr. Sztern’s employment in 2013 amounted to approximately NIS 185,000 (approximately $53,200), not including the annual bonus. The agreement is for an unspecified period of time and can be terminated by either party with advance notice of three months. Mr. Sztern will continue to receive his salary and benefits for a period of three months after termination by either party, unless we terminate the agreement for cause.

C.	BOARD PRACTICES

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices under the Companies Law, relating to such matters as external directors, the audit committee, the compensation committee and the internal auditor. These matters are in addition to the applicable requirements of the New York Stock Exchange and U.S. securities laws. Under the New York Stock Exchange rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable New York Stock Exchange requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. We follow the Companies Law, the relevant provisions of which are summarized in this annual report, and comply with the New York Stock Exchange requirement to solicit proxies from our shareholders in respect of each meeting of shareholders.

For a summary of the significant differences between our corporate governance practices as a foreign private issuer and those required of U.S. domestic companies under NYSE Listing Standards see “Item 16G – Corporate Governance”.

Under the Companies Law, our Board of Directors must determine the minimum number of members of our Board of directors required to have financial and accounting expertise, as defined in the regulations of the Companies Law.  In determining the number of directors required to have such expertise, the Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that we require at least two directors with the requisite financial and accounting expertise and that Messrs. Erel, Cohen, Bronshtein, Gavrieli and Lusky have such expertise. The Companies Law and the regulations promulgated thereunder also require that at least one of our External Directors has financial and accounting expertise, and consider a person who is an audit committee independent financial expert according to U.S. law to comply with that requirement.  Our Board of Directors has determined that Ms. Ronit Baytel qualifies as an "audit committee financial expert" as defined by the SEC in Item 16.A of Form 20-F.

Under the Law for the Promotion of Competition and the Mitigation of Concentration enacted in December 2013, since we are a third layer and up in a pyramidal structure (a layer being a public corporation), we are required to make the following changes to our board of directors : the majority of the board of directors shall be independent directors, as defined in the Companies Law, and the number of external directors shall be half the number of our directors less one (rounded upwards) but not less than two (such external directors to be nominated by a shareholders meeting that shall take place within additional three months). These changes are to be made within six months of December 2013 and they will be in effect during a transition period of four years for a fourth layer company or six years for a third layer company in which we are to become a second layer corporation.

Board of Directors and Officers

Our Board of Directors currently consists of 10 directors, including four independent directors under the rules of the Sarbanes-Oxley Act applicable to audit committee members and the Companies Law, of whom two also qualify as external directors under the Companies Law.  Six of our current directors, including independent directors Mr. Waxe and Mr. Kunda, were elected at our annual shareholders meeting held in April 2013. Our external directors, Mr. Barnea and Ms. Baytel were elected in our annual shareholders meeting held in April 2013 for a term of three years commencing May 2013. Two additional directors, Messrs. Bronshtein and Cohen, were appointed by DIC, as founding shareholder, in accordance with our license and articles of association’s requirement that at least 20% of our directors be appointed by Israeli citizens and residents from among our founding shareholders. We do not enter into service contracts with our directors. Our articles of association provide that we must have at least five directors.

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

Our articles of association provide, as allowed by Israeli law, that any director may, by written notice to us, appoint another person who is not a director to serve as an alternate director (subject to the approval of the chairman of the Board of Directors; and in the case of an appointment made by the chairman, such appointment shall be valid unless objected to by the majority of other directors) and may cancel such appointment.  The term of appointment of an alternate director is unlimited in time and scope unless otherwise specified in the appointment notice, or until notice is given of the termination of the appointment. No director currently has appointed any other person as an alternate director.  The Companies Law stipulates that a person who serves as a director may not serve as an alternate director except under very limited circumstances. In addition, the Companies Law provides that an external director cannot appoint an alternate director to serve on the Board of Directors, and an external director cannot appoint another external director to serve as his or her alternate on  a committee of the Board of Directors unless the alternate has the same qualifications as the appointing director.  Similarly, an independent director cannot appoint an alternate director, unless the alternate director has the qualifications to serve as an independent director. An alternate director has the same responsibility as a director.

Each of our executive officers serves at the discretion of our Board of Directors and holds office until his or her successor is elected or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

External Directors

Qualifications of external directors

Companies incorporated under the laws of the State of Israel whose securities are listed on a stock exchange are required by the Companies Law to appoint at least two external directors. For the requirements of the Law for the Promotion of Competition and the Mitigation of Concentration in this regard see "-Corporate Governance Practices" above. External directors are required to possess professional and other qualifications as set out in the Companies Law and the regulations promulgated thereunder. The appointment of our external directors was approved by our shareholders in May 2007 for an initial term of three years, and our external directors were reelected to additional three year terms in April 2010 and again in April 2013. The Companies Law provides that a person may not be appointed as an external director of a company that has a controlling shareholder if the person is a relative of the controlling shareholder, or if the person, or the person’s relative, partner, employer, direct or indirect supervisor or any entity under the person’s control has or during the two years preceding the date of appointment had, any affiliation with the company or any entity controlling, controlled by or under common control with the company.

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

For two years following the termination of an external director’s service, the company may not appoint the external director, or his or her spouse or child, as an office holder in that company or another company under common control, and cannot employ or receive services from that person for pay or grant any benefit, either directly or indirectly, including through a corporation controlled by that person. The same restrictions apply in regards to a relative that is the external director’s spouse or child, but for a period of one year.

Election of external directors

External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

·
a majority of the aggregate number of shares voted at the meeting by non-controlling shareholders and shareholders who do not have a personal interest in the election of the candidate (other than a personal interest that is unrelated to a relationship with the controlling shareholders) are voted in favor of the election of the external director; or

·
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the election of the candidate (other than a personal interest that is unrelated to a relationship with the controlling shareholders) voted against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

The initial term of an external director is three years and he or she may be reelected to up to two additional terms of three years each by means of one of the following mechanisms: (i) the board of directors proposed the nominee and the nominee's appointment was approved by the shareholders in the manner required to appoint external directors for their initial term, or (ii) a shareholder holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relations with the controlling shareholders in favor of the nominee constitute more than 2% of the voting rights in the company, and that the nominee is not the proposing shareholder or a 5% shareholder who is an affiliate or competitor of the company or a relative or affiliate of such a shareholder . Thereafter, in dual listed companies like us, an external director may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the company.  An external director may only be removed by the same percentage of shareholders votes as is required for the election of an external director, or by a court, and then only if the external director ceases to meet the statutory qualifications or violates his or her duty of loyalty to the company.  If an external directorship becomes vacant, a company’s board of directors is required under the Companies Law to call a shareholders’ meeting promptly to appoint a new external director.

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

Audit committee

Under the Companies Law, the board of directors of a public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the company’s external directors, and the majority of its members is required to be independent (as such term is defined under the Israeli Companies Law). The chairman of the audit committee is required to be an external director. The audit committee may not include the chairman of the board, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder,  a director who regularly provides services to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives most of his or her income from the controlling shareholder, a controlling shareholder or any of a controlling shareholder’s relatives. The members of the audit committee are also required to meet the independence requirements established by the SEC in accordance with the requirements of the Sarbanes-Oxley Act.

Our audit committee provides assistance to our Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting and internal control functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Under the Companies Law, the audit committee is required to identify deficiencies in the management of the company, including by consulting with the internal auditor or the independent accountants, and recommending remedial actions to the board of directors, assessing the scope of work and compensation of the company's independent accountant, assessing the company's internal audit function and the performance of its internal auditor, setting whistle blower procedures (including in respect of the protections afforded to whistle blowers) and is responsible for determining whether certain related party actions and transactions are "material" or "extraordinary" in connection with their approval procedures, reviewing and approving certain related party transactions, as described below, including determining procedures and approvals for entering into controlling shareholder transactions even if they not extraordinary transactions. The audit committee may not approve such a related party transaction unless at the time of approval the two external directors were serving as members of the audit committee and at least one of them was present at the meeting at which the approval was granted.

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

Option committee

Our option committee administers the issuance of options under our 2006 Share Incentive Plan to our employees who are not office holders, as well as any actions and decisions necessary for the ongoing management of the plan. Our option committee consists of Messrs. Erel (chairman) and Barnea.

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

Compensation committee

Under the Companies Law, the board of directors of a public company must establish a compensation committee. The compensation committee must consist of at least three directors and must include all of the company’s external directors and the external directors must constitute the majority of its members. The chairman of the compensation committee must be one of the external directors. Other members of the committee should be directors whose terms of compensation are the same as external directors. Under the Companies Law, the compensation committee functions are to recommend to the board of directors , for ultimate shareholder approval by a special majority, a policy governing the compensation of office holders, based on specified criteria, to review modifications to the compensation policy from time to time, to review its implementation and to approve the actual compensation terms of office holders. The composition of our compensation committee complies with the requirements described above. Our compensation committee consists of  Ms. Baytel (chairperson), Ms. Lusky and Mr. Barnea.

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

Under the Companies Law, once an office holder complies with the above disclosure requirement, the transaction can be approved, provided that it is in the best interest of the company. A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee, will generally not be present at this meeting or vote on this matter unless a majority of the directors or members of the audit committee have a personal interest in the matter. If a majority of the directors have a personal interest in the matter, the matter also generally requires approval of the shareholders of the company. Under the Companies Law, unless the articles of association provide otherwise, a transaction with an office holder, or a transaction with a third party in which the office holder has a personal interest, requires approval by the board of directors. If it is an extraordinary transaction, audit committee approval is required, as well. For the approval of the compensation, indemnification or insurance of an officer holder, see "Compensation arrangements" below. Our articles of association provide that a non-extraordinary transaction with an office holder, or with a third party in which an office holder has a personal interest, may be approved by our Board of Directors, by our Audit Committee or, if the transaction involves the provision of our communications services and equipment or involves annual payments not exceeding NIS 250,000 per transaction, by our authorized signatories.

Personal interests of a controlling shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Accordingly, DIC, and entities and persons that directly or indirectly control DIC, are considered to be our controlling shareholders. Extraordinary transactions with a controlling shareholder or with relatives of a controlling shareholder or in which a controlling shareholder has a personal interest, directly and indirectly, including through a company controlled by him or her, and any transaction for him or her to provide services to the company (for arrangements regarding the compensation, indemnification or insurance of a controlling shareholder see "Compensation arrangements" below), require the approval of the audit committee, the board of directors and a majority of the shareholders of the company, in that order. In addition, the shareholders approval must fulfill one of the following requirements:

·	at least majority of the shareholders who have no personal interest in approving the transaction and who vote on the matter vote in favor of the transaction; or

·	the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than 2% of the voting rights in the company.

In addition, any such extraordinary transaction whose term is more than three years, require approval as described above every three years, unless (with respect to transactions not involving management fees or compensation) the audit committee approves that a longer term is reasonable under the circumstances. The audit committee is further responsible for establishing the procedures and approvals required for such transactions even if they are not extraordinary.

Compensation arrangements

Every public company must adopt a compensation policy, recommended by the compensation committee and approved by the board of directors and the shareholders, in that order. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter (similar to the threshold described above under "– Personal interests of a controlling shareholder"). In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy.

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

In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholders’ vote and any shareholder who, under the company’s articles of association, can appoint or prevent the appointment of an office holder or holds any other right in respect of the company, is required to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, and this duty is the subject of ongoing judicial interpretation.

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

·
the transaction will increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital or voting rights, or will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights.

D.	EMPLOYEES

Our ability to achieve our strategic goals largely depends on our employees.  Consequently, we strive to recruit the most suitable candidates for each position, to give our employees the best training needed to qualify them for their tasks within our organization and aim to keep them satisfied while being productive and efficient. We implement a comprehensive review system that periodically analyzes our employees’ performance in order to improve their performance and in order to enable us to properly compensate, retain and promote our best employees.  Since we are committed to providing the best service to our subscribers, approximately 78% of our work force (excluding Netvision subsidiaries employees) is engaged in customer-facing positions.

The numbers and breakdowns of our full-time equivalent employees as of the end of the past three years are set forth in the following table:

	Number of Full-Time Equivalent Positions
Unit	December 2011 ****	December 2012 ****	December 2013 ****
Management and headquarters	68	62	58
Human resources	72	55	67
Marketing	107	79	68
Customers*	5,518	4,159	3,170
Finance	176	144	133
Technologies	851	716	698
Operation and administration**	-	86	84
Netvision subsidiaries***	462	134	126
Total	7,254	5,435	4,403
*Includes the customer-facing units: business customers, sales and services, Netvision sales and services, operations (until 2011) and supply chain.
** Includes purchasing, security and logistics which prior to 2012 were included in Customers.
***In which Netvision has 50% or more of the issued share capital.
****Includes 53, 33 and 15 employees previously engaged through subcontractors, mainly in the Technologies  and Supply chain units during  2011, 2012 and 2013 respectively; also includes  313 employees of Dynamica and 1,644 of Netvision for 2011,  352 employees of Dynamica and 1,331 employees of Netvision for 2012 and 323 employees of Dynamica and 990 employees of Netvision for 2013.

Israeli labor laws govern the length of the workday, the number of work days per week, minimum wages for employees, provisions concerning hiring and dismissing employees, determination of severance pay, annual leave, sick days and other conditions of employment. Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment. Commencing in October 2008, Israeli law requires us to hire certain workers retained through subcontractors who provided us services for a certain minimum period. We are complying with this obligation. In addition, under a 2008 order issued by the Ministry of Economy, all Israeli employers are obligated to contribute to a pension plan, amounts equal to a certain percentage of the employee's wages, for all employees, after a certain minimum period of employment. Under that order, contribution to a pension plan increases gradually until 2014 and up to 6% of the lower of the employee’s wages or the average salary in Israel, with additional identical contribution for severance pay. We contribute to part of our employees' pension arrangements a percentage higher than that required by the 2008 order, which contributions are also intended to cover future severance payments.  A provision in our consolidated financial statements covers severance pay in other cases, such as to those employees who were not entitled to managers’ insurance or other pension arrangements. Furthermore, we and our employees are required to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Such amounts also include payments by the employee for health insurance. The total payments to the National Insurance Institute are (as of January 1, 2014) up to 18.75% of an employee’s wages (up to a specified amount), of which the employee contributes approximately 12% and the employer contributes approximately 6.75%.

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

Our employee compensation structure is aimed at encouraging and supporting employee performance towards enabling us to meet our strategic goals. Approximately 80% of our customer-facing employees are entitled to performance-based incentives, which are granted mainly to customer-facing personnel, such as sales and service employees. In addition, some of our employees are entitled to an annual bonus based on our overall performance and individual performance, subject to the discretion of our Board of Directors. We also contribute funds on behalf of some of our employees to an education fund.

We have entered into agreements with a number of programming companies under which they provide us with temporary workers.

In September 2013, we recognized the Histadrut, an Israeli labor union, as the union representing the Company's and Netvision's employees and commenced negotiations regarding a collective employment agreement with the employees' representatives.

E.	SHARE OWNERSHIP

As of December 31, 2013, Mr. Nochi Dankner,  formerly one of our directors (resigned from office in January 2014), may have been deemed to beneficially own 45,144,951, or approximately 45.36%, of our ordinary shares. 41,690,135 ordinary shares of these are beneficially owned by DIC, and the voting rights in an additional 3,412,500 ordinary shares are held by DIC and 42,316 ordinary shares are held by indirect subsidiaries of IDB Development for their own account. This does not include a total of 3,971,986 ordinary shares held as of that date for members of the public through, among others, provident funds, mutual funds, pension funds, insurance policies and unaffiliated third-party client accounts, which are managed by indirect subsidiaries of IDB Development, a few of which are also indirect subsidiaries of DIC. As of December 31, 2013, Mr. Dankner was also a controlling shareholder and the Chairman of the board of directors of IDB. IDB Development, IDB, Mr. Dankner and each of our other directors who are affiliated with IDB or DIC, disclaim beneficial ownership of such shares. In January 2014, the Israeli court approved a creditors' arrangement for IDB, under which (if implemented) IDB Development would be controlled by the Elzstain - Extra group, led by Mr. Eduardo Elzstain and Mr. Mordechai Ben Moshe. The court has appointed two trustees over IDB, terminated the office of all directors of IDB and the directors of IDB Development nominated by IDB and nominated the trustees over IDB as directors of IDB and IDB Development. In January 2014, Mr. Eduardo Elzstain and Mr. Mordechai Ben Moshe were appointed as directors of IDB Development according to the creditors' arrangement provisions and in February 2014, they were also appointed as joint chairmen of the Board of directors of DIC. The creditors' arrangement is subject to receipt of requisite approvals under applicable law including, among others, by the approvals of the Ministry of Communications and the Commissioner of Capital Markets, Insurance and Savings in the Ministry of Finance. Subsequently, Mr. Nochi Dankner and Ganden Holdings Ltd. (of IDB's controlling shareholders as of December 31, 2013) filed a request to annul the court's approval to the creditors' arrangement for IDB and also filed an appeal against such decision to the Supreme Court.

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

In August 2012, our board of directors resolved to enlarge the pool of options or RSUs of our 2006 Share Incentive Plan by an additional one million options or RSUs and to grant 2,410,678 options to certain non-director officers and senior employees,  of which 1,215,000 options were granted to our executive officers including 350,000 options to Mr. Sztern, our CEO, at an exercise price of US$ 5.91 per share. The options granted will vest in two equal installments on each of the first and second anniversary of the date of grant. The options of the first installment may be exercised within 24 months from their vesting and the second installment may be exercised with 18 month from their vesting.

In March 2013, our board of directors resolved to grant additional 75,000 options to an executive officer, at an exercise price of US$ 7.58 per share, under the same terms as the August 2012 grant.

In December 2013, our compensation committee and board of directors resolved to grant additional 234,000 options to two executive officers, at an exercise price of US$ 14.65 per share. The options granted, in accordance and subject to our compensation policy provisions, will vest in three equal installments on each of the first and second and third anniversary of the date of grant. The options of the first installment may be exercised within 24 months from their vesting and the second and third installments may be exercised with 18 month from their vesting.

As of December 31, 2013, an aggregate of 2,965,964 ordinary shares were issuable upon exercise of options according to the terms above and Mr. Ami Erel, our Chairman of the Board of Directors, held 54,647 of our ordinary shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our shares as of December 31, 2013, by each person, or group of affiliated persons, known to us to be the beneficial owner of 5% or more of our outstanding shares.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes any shares issuable pursuant to options that are exercisable within 60 days of December 31, 2013. Any shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 99,531,604 ordinary shares outstanding as of December 31, 2013. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, our major shareholders do not have different voting rights and the persons named in the table have sole voting and investment power with respect to all ordinary shares held by them.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent

Discount Investment Corporation Ltd.*	45,102,635	45.31%
Directors and executive officers as a group (24 persons)***	46,041,426	46.26%

________________
*
DIC, a public Israeli company traded on the Tel Aviv Stock Exchange, is a majority-owned subsidiary of IDB Development Corporation Ltd., or IDB Development. Includes 29,501,780 ordinary shares held by DIC directly, 12,188,355 ordinary shares held by a wholly-owned subsidiary of DIC (namely, DIC Communication and Technology Ltd., an Israeli company) and 3,412,500 ordinary shares, representing approximately 3.43% of our issued and outstanding shares, held by two   shareholders whose voting rights are vested in DIC. Does not include 42,316 ordinary shares (representing approximately 0.04% of our issued and outstanding shares) held as of December 31, 2013 by indirect subsidiaries of IDB Development for their own account and a total of 3,971,986ordinary shares (representing approximately 3.99% of our issued and outstanding shares) held as of that date for members of the public through, among others, provident funds, mutual funds, pension funds, insurance policies and unaffiliated third-party client accounts, which are managed by indirect subsidiaries of IDB Development, a few of which are also indirect subsidiaries of DIC.

IDB Development, an Israeli company, is a wholly-owned subsidiary of IDB Holding Corporation Ltd., or IDB, a public Israeli company traded on the Tel Aviv Stock Exchange.

As of December 31, 2013, IDB was controlled by Ganden Holdings Ltd., or Ganden, (a private Israeli company controlled by Nochi Dankner and his sister Shelly Bergman and 10% of its  outstanding share capital was held by Mr. Eduardo Elzstain), Nochi Dankner, Shelly Bergman, Avraham Livnat Ltd., or Livnat,( a private Israeli company controlled by Avraham Livnat) and Manor Holdings B.A. Ltd., or Manor (a private Israeli company controlled by Ruth Manor).

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

In January 2014, Manor sold all of its holding in IDB and IDB Development.

In January 2014, the Israeli court approved a creditors' arrangement for IDB, under which (if implemented) IDB Development would be controlled by the Elzstain - Extra group, led by Mr. Eduardo Elzstain and Mr. Mordechai Ben Moshe. The court has appointed two trustees over IDB, terminated the office of all directors of IDB and the directors of IDB Development nominated by IDB and nominated the trustees over IDB as directors of IDB and IDB Development. In January 2014, Mr. Eduardo Elzstain and Mr. Mordechai Ben Moshe were appointed as directors of IDB Development according to the creditors' arrangement provisions and in February 2014, they were also appointed as joint chairmen of the Board of directors of DIC. The creditors' arrangement is subject to receipt of requisite approvals under applicable law including, among others, the approvals of the Ministry of Communications and the Commissioner of Capital Markets, Insurance and Savings in the Ministry of Finance. Subsequently, Mr. Nochi Dankner and Ganden Holdings Ltd. filed a request to annul the court's approval to the creditors' arrangement for IDB and also filed an appeal against such decision to the Supreme Court.

**
Includes the 45,102,635 ordinary shares held, directly or indirectly, by DIC and 42,316 ordinary shares held by indirect subsidiaries of IDB Development, for their own account, which may be deemed to be beneficially owned by Nochi Dankner by virtue of his control of IDB as of December 31, 2013. Does not include an aggregate of 3,971,986 of our ordinary shares held, as of December 31, 2013, by members of the public through, among others, provident funds, mutual funds, pension funds, insurance policies and unaffiliated third-party client accounts, which are managed by indirect subsidiaries of IDB Development a few of which are also indirect subsidiaries of DIC. Each of our directors who is affiliated with IDB or DIC disclaims beneficial ownership of such shares. Also includes841,828  ordinary shares issuable upon the exercise of stock options that are exercisable on, or within 60 days following December 31, 2013, and 54,647 ordinary shares held by Mr. Ami Erel as of December 31, 2013.

As of December 31, 2013, we had twenty holders of record of our equity securities who are, to our knowledge, located in the United States. The shares held by these holders of record represent 95.6% of our outstanding ordinary shares. However, this number is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are located because approximately 95.59% of our ordinary shares were held of record by Cede & Co. for the account of the brokers or other nominees, including the Tel Aviv Stock Exchange; approximately 41.89% of our ordinary shares owned directly and indirectly by DIC as of December 31, 2013 is also held of record by Cede & Co.

In 2011 and February 2013, DIC sold approximately 5% and 1.7%, respectively, of our then issued share capital and in 2011 purchased approximately 0.31% of our issued share capital in the TASE.

B.	RELATED PARTY TRANSACTIONS

Agreements Among our Shareholders

In September 2005, DIC acquired the shares and voting rights in our company held indirectly by BellSouth and the Safra brothers. In 2006, DIC sold a portion of these shares in four transactions to six financial investors based on the price of the Safra transaction, with adjustments for dividends paid and certain additions to such price accrued during the period from the closing of the Safra transaction to the applicable sale transaction. The following summaries of the agreements between DIC and certain other shareholders relate only to provisions that were in effect as of January 1, 2013 or thereafter.

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

Relationship with IDB

As of December 31, 2013, an aggregate amount of approximately NIS 157 million principal amount of our Series B, D, E, F and G Debentures were held by investors who are members of the IDB group and entities affiliated with IDB’s principal shareholders or officers (other than for the benefit of members of the public through provident funds, mutual funds, pension funds and unaffiliated third-party client accounts, which are managed by indirect subsidiaries of IDB).

 As of December 31, 2013, an aggregate of 3,971,986 of our ordinary shares (not included in the holdings set forth in the Beneficial Owners' table above) were held by members of the public through, among others, provident funds, mutual funds, pension funds, insurance policies and unaffiliated third-party client accounts, which are managed by indirect subsidiaries of IDB, some of which are also indirect subsidiaries of DIC.

In October 2006, we entered into an agreement with DIC, to benefit from the experience that DIC has in telecommunications and in the Israeli market generally, pursuant to which DIC provides us with services in the areas of management, finance, business and accountancy in consideration of NIS 2.0 million (linked to the Israeli Consumer Price Index for June 2006) plus VAT per year. Among the services included are consulting and assistance on managerial, economic and accounting issues, such as the preparation of an annual budget, strategic plans and central business processes for us. In addition, the provision of employees and officers of DIC and its affiliates to be directors of Cellcom, including the services of the chairman of our board of directors, is included in the agreement. This agreement is for a term of one year and is automatically renewed for one-year terms unless either party provides 60 days’ prior notice to the contrary. In July 2011, our annual shareholders meeting approved an amendment of the agreement so as to clarify that the DIC officers and employees whose service as directors are covered by the management fees, shall not include any person who serves solely as a director of a subsidiary (or several subsidiaries) of DIC (and does not serve as a director of DIC itself) and does not receive any compensation, other than director's fees, in his or her capacity as a director of any subsidiary of DIC. Also, under the Israeli Companies Law, an agreement with a controlling shareholder, such as our management services agreement with DIC, cannot continue for more than three consecutive years unless re-approved by the audit committee, board of directors and shareholders every three years. Accordingly, our audit committee, board of directors and shareholders approved the agreement for a term ending in October 2014. We intend to propose the approval of such agreement for another term of three years at our forthcoming annual shareholders meeting.

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

Merger with Netvision

On August 31, 2011, we completed a merger transaction between us, a wholly-owned subsidiary of ours and Netvision, pursuant to which the abovementioned subsidiary was merged with and into Netvision as the surviving company, in accordance with the relevant provisions of the Companies Law. Following the merger, Netvision was delisted from the TASE and became a private company wholly-owned by us.

The aggregate merger consideration was approximately NIS 1.57 billion ($452 million). The merger consideration included interest at an effective rate of 5% per year, calculated based on actual days elapsed from April 1, 2011 until the completion of the transaction, in accordance with the terms of the merger agreement. We financed the payment of the merger consideration by using cash on hand, as well as by issuance of debentures to the public in Israel.

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

Based on advice of counsel, we believe it is more likely than not that substantially all the claims and disputes detailed below will be determined in our favor and accordingly, no provision has been made in the financial statements in respect of these claims and disputes. We have made a provision in the amount of approximately NIS 66 million, for a class action decided against us and for the claim/s and dispute/s we are willing to settle or for which we cannot reach a conclusion that it is more likely than not that the claim/s and dispute/s will be determined in our favor.

Purported class actions

44 purported class actions have been filed against us in connection with allegations that we (i) unlawfully, in violation of our license or agreements with our subscribers, charged or overcharged our subscribers for our services, or (ii) misled our subscribers or unlawfully sent our subscribers and other parties commercial messages, or (iii) unlawfully, in violation of our license or agreements with our subscribers, discriminated among our subscribers, or (iv) failed to provide customer care in accordance with the provisions of our license and applicable law. The amount claimed estimated by the plaintiffs in these purported class actions ranges from approximately NIS 2.7 million to NIS 405 million, or was not estimated by the plaintiffs if the lawsuits are certified as class actions or were filed against us and other defendants without specifying the amount claimed from us. Four purported class actions, for which the amount claimed estimated by the plaintiffs ranges from approximately NIS 16.5 million to NIS 25 million, or no amount claimed was estimated by the plaintiffs, were dismissed with prejudice and the plaintiffs appealed the ruling. In five purported class actions, for which the amount claimed estimated by the plaintiffs ranges from approximately NIS 14 million to NIS 170 million,  settlement agreements or an agreed motion for dismissal of a  purported class action were filed with the court and the proceedings are still pending.

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

For additional details regarding purported class actions in which the amount claimed exceeds NIS 1 billion, see note 30 to our consolidated financial statements for 2013 included elsewhere in this annual report.

We have recorded appropriate provisions for each of the settlement agreements filed with the courts and described above.

In November 2013, the District Court of Central Region approved a request to certify a lawsuit filed against us in September 2011 as a class action, relating to an allegation that we breached the agreements with our subscribers by failing to provide them with the full rebates they are entitled to under their agreements. The total amount claimed was estimated by the plaintiff to be approximately NIS 15 million.

Dividend Policy

In February 2006, our board of directors adopted a dividend policy to distribute each year at least 75% of our annual net income determined (in accordance with IFRS for periods commencing on or after January 1, 2008), subject to applicable law, our license and our contractual obligations and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. In March 2007, our Board of Directors resolved to distribute dividends within the boundaries of the February 2006 dividend policy and until resolved otherwise, on a quarterly basis. In March 2012,  in connection with the issuance of our series F and G debentures  we undertook additional limitations, including a covenant not to distribute more than 95% of the profits available for distribution according to the applicable Israeli law (“Profits”), provided that if net leverage (defined as the ratio of net debt to EBITDA over four consecutive quarters) exceeds 3.5:1, we will not distribute more than 85% of the Profits and if net leverage exceeds 4.0:1, we will not distribute more than 70% of the Profits. See "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Debt Service ". Our Board of Directors will consider, among other factors, our expected results of operation, including changes in pricing, regulation and competition, planned capital expenditure for technological upgrades and changes in debt service needs, including due to changes in interest rates or currency exchange rates, as well as our debentures' rating, in order to conclude whether there is no reasonable concern  that a distribution of dividends will prevent us from satisfying our existing and foreseeable obligations as they become due. In addition, there is an agreement among the controlling shareholders of IDB, our ultimate parent company, to target a dividend distribution of at least 50% of its distributable gains each year, provided that such distribution will not impact significantly its cash-flows or approved plans. Dividend payments are not guaranteed and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends or to pay dividends at a ratio to net income that is less than that paid in the past.  For example, our Board of Directors may determine not to distribute dividends in order to strengthen our balance sheet, that market conditions are uncertain or that our cash needs for debt service, capital expenditures or operations may increase .Accordingly, shareholders should not expect that any particular amount will be distributed by us as dividends at any time, even if we have previously made dividend payments in such amount.

Our ability to pay dividends is subject to the following limitations under Israeli law: (1) dividends may only be paid out of cumulative retained earnings or out of retained earnings over the prior two years, provided that there is no reasonable concern that the payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due; and (2) our license requires that we and our 10% or more shareholders maintain at least $200 million of combined shareholders’ equity. DIC’s shareholders’ equity on December 31, 2013 was over $ 200 million.

We declare dividends in NIS and convert them for payment in US$ (where applicable) based upon the daily representative rate of exchange as published by the Bank of Israel prior to the distribution date.

In 2011, we distributed a dividend in the aggregate amount of approximately NIS 827 million ($238 million). In January and May 2012 we distributed dividends in the amount of approximately NIS 189 million ($54 million) and NIS 72 ($21 million), respectively, for the third and fourth quarters of 2011. The dividends distributed in respect of 2011 constituted approximately 95% of our net income for the respective period. In July 2012, we distributed a dividend in the amount of approximately NIS 130 million ($37 million) for the first quarter of 2012, representing approximately 75% of our net income for the period, and in December 2013, we distributed a dividend in the amount of approximately NIS 85 million ($24 million) for the third quarter of 2013, based on our retained earnings.

Our board of directors decided not to declare dividend for the second, third and fourth quarters of 2012 and the first, second and fourth quarter of 2013, in light of the intensified competition and its adverse effect on our results of operations and in order to strengthen our balance sheet.

B.	SIGNIFICANT CHANGES

No significant change has occurred since December 31, 2013, except as otherwise disclosed in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Trading in Israel

Our ordinary shares have traded on the Tel Aviv Stock Exchange, or the TASE, under the symbol CEL since July 1, 2007.  Our ordinary shares do not trade on any other trading market in Israel.

The following table sets forth, for the periods indicated, the reported high and low prices in NIS for our ordinary shares on the TASE, as retroactively adjusted by the TASE to reflect the payment of dividends.

	High	Low
	NIS	NIS
Annually

2009	90.3	52.0
2010	100.6	74.5
2011	97.4	54.7
2012	58.0	19.8
2013	49.3	26.3

Quarterly
2012
First Quarter	58.0	42.8
Second Quarter	44.0	22.0
Third Quarter	34.1	19.8
Fourth Quarter	38.4	30.2
2013
First Quarter	31.8	26.3
Second Quarter	34.6	29.1
Third Quarter	41.2	32.5
Fourth Quarter	49.3	38.8

Monthly
2013
September	39.3	37.9

October	41.9	38.8
November	48.8	40.2
December	49.3	46.5
2014
January	48.5	44.1
February	44.6	42.2

On March 3, 2014, the closing price per share of our ordinary shares on the TASE was NIS 43.50.

Trading in the United States

Our ordinary shares have traded on the New York Stock Exchange, or NYSE, under the symbol CEL since February 7, 2007.

The following table sets forth, for the periods indicated, the high and low prices in $ for our ordinary shares on the NYSE, as retroactively adjusted by the NYSE to reflect the payment of dividends.

	High $	Low $
Annually

2009	24.3	13.2
2010	28.2	19.5
2011	28.2	14.7
2012	15.4	5.1
2013	14.1	7.1
Quarterly
2012
First Quarter	15.4	11.5
Second Quarter	11.9	5.7
Third Quarter	9.3	5.1
Fourth Quarter	9.9	8.1
2013
First Quarter	8.5	7.1
Second Quarter	9.9	8.2
Third Quarter	11.7	9.1
Fourth Quarter	14.1	11.2

Monthly
2013
September	11.1	10.7
October	12.2	11.2
November	13.8	11.6
December	14.1	13.1
2014
January	13.5	12.5
February	12.7	11.7

On March 3, 2014, the closing price per share of our ordinary shares on the NSYE was $12.54.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares are listed on the NYSE and TASE under the symbol “CEL.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

Voting

Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting.  Shareholders may vote at shareholder meetings either in person, by proxy or by written ballot. Shareholder voting rights may be affected by the grant of special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in a customary manner, and avoid abusing his or her power. This is required when voting at general meetings on matters such as changes to the articles of association, increasing the company’s registered capital, mergers and approval of related party transactions. A shareholder also has a general duty to refrain from depriving any other shareholder of their rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under the company’s articles of association, can appoint or prevent the appointment of an office holder, is required to act with fairness towards the company. The Companies Law does not describe the substance of this duty, except to state that the remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness, and this duty is the subject of ongoing judicial interpretation. As required under our license, our articles of association provide that any holdings of our ordinary shares that contravene the holding or transfer restrictions contained in our license, which are summarized under “—Transfer of Shares” and “Item 4. Information on the Company – B. Business Overview - Government Regulations—Our Principal License,” will not be entitled to voting rights. In addition, our license requires that as a condition to voting at any meeting of shareholders, in person or by proxy, each shareholder must certify that its holdings of our shares do not contravene the restrictions contained in our license.

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

Dividend and Liquidation Rights

Our board of directors may declare a dividend to be paid to the holders of ordinary shares on a pro rata basis.  Dividends may only be paid out of our profits and other surplus funds, as defined in the Companies Law, as of our most recent financial statement or as accrued over the past two years, whichever is higher, or, in the absence of such profits or surplus, with court approval. In any event, a dividend is permitted only if there is no reasonable concern that the payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.  In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares on a pro rata basis. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. For a description of a covenant we undertook in March 2012, in connection with our series F and G dentures, in regards to our dividend distributions under certain circumstances see “Item 8. Financial Information – A. Statements and Other Financial Information - Dividend Policy” and “— B. Liquidity and Capital Resources – Debt Service ".

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

We maintain a liability insurance policy for the benefit of our officers and directors. See details under "Item 6. Directors, Senior Management and Employees - B. Compensation – Compensation Policy – Indemnification."

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

We have undertaken to indemnify our directors, officers and certain other employees for certain events listed in the indemnification letters given to them. In respect of office holder who are our controlling shareholders or are related thereto, or in respect of whom our controlling shareholders have a personal interest in their receiving indemnification letters from us, such indemnification was approved for a period of three years from our annual shareholder meeting held on July 2011 and we intend to propose such approval for another term of three years at our forthcoming annual shareholders meeting. Excluding reasonable litigation expenses, as described above, the aggregate amount payable to all directors and officers and other employees who may have been or will be given such indemnification letters is limited to the amounts we receive from our insurance policy plus 30% of our shareholders’ equity as of December 31, 2001, or NIS 486 million, and to be adjusted by the Israeli CPI.

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

Mergers and Acquisitions under Israeli Law

The Companies Law requires that each company that is a party to a merger have the transaction approved by its board of directors and a vote of the majority of its shares at a shareholders meeting. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger.  In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposal for the merger has been filed by each party with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each party.

The Companies Law also provides that an acquisition of shares of a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder in the company. An acquisition of shares of a public company must also be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company and there is no existing 45% or greater shareholder in the company. These requirements do not apply if the (i) acquisition occurs in the context of a private placement by the company that received shareholder approval, (ii) the purchase of shares is from a 25% shareholder of the company and results in the acquirer becoming a 25% shareholder of the company or (iii) the purchase of shares is from a 45% shareholder of the company and results in the acquirer becoming a 45% shareholder of the company.  The special tender offer must be extended to all shareholders but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

Registration Rights Agreement

Upon the sale of shares by DIC to Goldman Sachs International on March 15, 2006, we entered into a registration rights agreement with Goldman Sachs International, DIC and two other shareholders who are subsidiaries of DIC (one of whom ceased to exist in 2011) on customary terms and conditions.  Upon the subsequent sales of shares by DIC to  financial investors in 2006, these shareholders also joined the registration rights agreement. We refer to DIC, its two subsidiaries and the additional shareholders who are parties to the registration rights agreement as the registration rights holders. The shares eligible for registration under the agreement are ordinary shares held by the registration rights holders as of the respective dates they entered into the registration rights agreement and any additional ordinary shares such holders may thereafter acquire, so long as they are held by a registration rights holder or a “permitted transferee” (a person directly or indirectly controlling, controlled by or under common control with such registration rights holder) thereof. As of December 31, 2013, 41,690,135 ordinary shares, held by DIC directly and through its wholly-owned subsidiary, are entitled to registration rights as well as any additional shares still held, if held, by the other shareholders who joined the agreement.

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

Underwriting agreement

We entered into an underwriting agreement with Goldman, Sachs & Co., Citigroup Global Markets, Inc. and Deutsche Bank Securities, Inc., as the representatives of the underwriters, and DIC and Goldman Sachs International, as the selling shareholders, on February 5, 2007, with respect to the ordinary shares sold in our initial public offering.

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

E.            TAXATION

U.S. Federal Income Tax Considerations

The following is a general discussion of certain material U.S. federal income tax consequences of ownership and disposition of the Company’s shares by a “U.S. holder” (as defined below).  This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a U.S. holder in light of the holder’s particular circumstances and does not address U.S. state, local and non-U.S. tax consequences.  This discussion does not address the potential application of the provisions of the Internal Revenue Code of 1986, as amended, or the Code, known as the “Medicare contribution tax.” The discussion applies only to U.S. holders (as defined below) that hold Company's shares as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to U.S. holders subject to special rules, such as certain financial institutions, insurance companies, dealers or traders in securities or foreign currencies, persons holding the shares as part of a hedge, straddle, conversion transaction or other integrated transaction, persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons liable for the alternative minimum tax, tax-exempt organizations, shareholders that own or are deemed to own 10% or more of the Company’s voting power, or shareholders that own our shares in connection with a trade or business conducted outside of the United States.

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations and the U.S.-Israel income tax treaty, all as of the date hereof.  These laws are subject to change, possibly on a retroactive basis.  Shareholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of the Company's shares in light of their particular circumstances.

The discussion below applies only to U.S. holders.  As used herein, a “U.S. holder” is a person that is eligible for the benefits of the U.S.-Israel income tax treaty and is, for U.S. federal income tax purposes, a beneficial owner of the Company’s shares that is either:

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

Taxation of Distributions

 Subject to the discussion in "- Passive Foreign Investment Company Rules" below, distributions paid on the Company’s shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Since the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, U.S. holders will generally be required to treat such distributions as taxable dividends and include them in income on the date of receipt.  Subject to applicable limitations, dividends paid to certain non-corporate U.S. holders will be taxable at favorable rates applicable to long-term capital gains.  The dividend income will include any amounts withheld by the Company or its paying agent in respect of Israeli taxes. The dividend will be treated as foreign-source income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

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

Subject to applicable limitations that may vary depending upon a U.S. holder’s particular circumstances, Israeli taxes withheld from dividends at a rate not exceeding the applicable rate provided by the U.S.-Israel income tax treaty may be creditable against the holder’s U.S. federal income tax liability.  Israeli taxes withheld in excess of the applicable rate allowed by the treaty will not be eligible for credit against a U.S. holder’s federal income tax liability.  The limitation on foreign taxes credit is calculated separately with respect to specific classes of income. Instead of claiming a credit, a U.S. holder may, at the holder’s election, deduct the otherwise creditable foreign taxes in computing the taxable income for the year, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. holders should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in their particular circumstances.

Sale and Other Disposition of the Company’s Shares

Subject to the discussion in "- Passive Foreign Investment Company Rules" below, gain or loss realized on the sale or other disposition of the Company's shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder held the shares for more than one year.  The amount of gain or loss will be equal to the difference between the U.S. holder's tax basis in the shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars.  Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company” for U.S. federal income tax purposes, or PFIC, for the taxable year of 2012. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets  from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year.  If the Company were to be treated as a PFIC for any taxable year during which a U.S. holder owned a share in the Company, certain adverse consequences could apply to the U.S. holder. Specifically, gain recognized by a U.S. holder on a sale or other disposition of a share would be allocated ratably over the U.S. holder’s holding period for the share.  The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability.  Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. holder on the Company's shares during the preceding three years or the U.S. holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (such as a mark-to-market election) may be available to U.S. holders and may result in alternative tax treatment.  In addition, if  the Company was a PFIC for a taxable year in which we pay a dividend or the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate holders would not apply. If the Company was a PFIC for any taxable year in which a U.S. holder owned the Company’s shares, the U.S. holder would be required to file annual returns with the Internal Revenue Service, or the IRS, containing such information as may be required by the IRS.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless (i) the U.S. holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. holder provides a correct taxpayer identification number and certifies that the U.S. holder is not subject to backup withholding.  The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that the required information is timely furnished to the IRS.

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

Taxation of Israeli Companies

General Corporate Tax Structure

Generally, Israeli companies were subject to corporate tax at the rate of 25% for the 2013 tax year, and are subject to corporate tax at the rate of 26.5% for the 2014 tax year. The corporate tax rate is scheduled to remain at 26.5% for future tax years. Israeli companies are generally subject to capital gains tax at the corporate tax rate.

Amendment No. 174 to the Income Tax Ordinance, enacted in January 2010, provides that Israeli Accounting Standard No. 29 will not apply with respect to the tax years 2007, 2008 and 2009, and as a result the International Financial Reporting Standards (IFRS) will not apply for purposes of determining taxable income for such tax years. In January 2012, Amendment No. 188 to the Income Tax Ordinance was enacted which provides that Israeli Accounting Standard No. 29 (and as a result IFRS) also will not apply with respect to the tax years 2010 and 2011. The effect of this amendment on our consolidated financial statements, included elsewhere in this annual report, is not material.

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

Taxation of Non-Israeli Residents

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on the Tel Aviv Stock Exchange or a recognized stock exchange outside of Israel (including the New York Stock Exchange), provided that such shareholders did not acquire their shares prior to the issuer’s initial public offering  (in which case a partial exemption may be available) and that the gains were not derived from a permanent establishment maintained by such shareholders in Israel.  Shareholders that do not engage in activity in Israel generally should not be subject to such tax.  However, a non-Israeli corporation will not be entitled to the exemption from capital gains tax if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, under the U.S.-Israel income tax treaty, the sale of our ordinary shares by a shareholder who qualifies as a resident of the United States within the meaning of the U.S.-Israel income tax treaty and who is entitled to claim the benefits afforded to such person by the U.S.-Israel income tax treaty, referred to as a treaty U.S. resident, and who holds its ordinary shares as a capital asset is also exempt from Israeli capital gains tax unless either (i) the treaty U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale or (ii) the capital gains arising from such sale are attributable to a permanent establishment of the treaty U.S. resident that is located in Israel.  However, under the U.S.-Israel income tax treaty, a treaty U.S. resident would be permitted to claim a credit for taxes paid in Israel against the U.S. federal income tax imposed on the sale, subject to the limitations in U.S. laws applicable to foreign tax credits.  The U.S.-Israel income tax treaty does not relate to U.S. state or local taxes.

Taxation of Dividends Paid on Our Ordinary Shares

Taxation of Israeli Residents

Individuals who are Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless the recipient is a significant shareholder (as defined above) at any time during the 12-month period preceding the distribution, in which case the applicable tax rate is 30%.  The company distributing the dividend is required to withhold tax at the rate of 25% (a different rate may apply to dividends paid on shares deriving from the exercise of stock options or other equity-based awards granted as compensation to employees or office holders of the company).  Companies which are Israeli residents are generally exempt from income tax on the receipt of dividends from another Israeli company, unless the source of such dividends is located outside of Israel, in which case tax will generally apply at a rate of 25%.

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

Under the U.S.-Israel income tax treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a treaty U.S. resident is 25%.  The maximum rate of withholding tax on dividends that are paid in certain circumstances to a U.S. corporation holding 10% or more of our outstanding voting power throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%.

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

In the course of our normal operations, we are exposed to market risks including fluctuations in foreign currency exchange rates, interest rates and the Israeli CPI. We are exposed to currency risks primarily as a result of purchasing inventory and fixed assets mainly in U.S. dollars while almost all of our cash receipts are in NIS. A substantial amount of our cash payments are incurred in, or linked to foreign currencies. In particular, in 2012 and 2013, such payments represented approximately 36% and 24%, respectively, of total cash outflows (including payments of principal and interest on our debentures). Also, we are exposed to interest rate risks through our hedging instruments and to possible fluctuations in the Israeli CPI through our Series B , D and F debentures.

In order to protect ourselves from fluctuations in foreign currency exchange rates, we have established a foreign currency hedging program. Under this program, we currently hedge part of our U.S. dollar liabilities, firm commitments and budgeted expenditures for the next 3 to 5 months using foreign currency forward exchange contracts and currency options.  A foreign currency forward exchange contract is a contract whereby we agree to buy or sell a foreign currency at a predetermined exchange rate at a future date. A currency option is an option to buy or sell a foreign currency at a predetermined exchange rate at a future date.  The exchange rate fluctuations that impact our foreign currency denominated financial liabilities, firm commitments and budgeted expenditures are intended to be offset by gains and losses on these hedging instruments.

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

As of December 31, 2013, we had three outstanding series of debentures, which are linked to the Israeli CPI, in an aggregate principal amount of approximately NIS 3.9 billion.  As of December 31, 2013, we had forward Israeli CPI / NIS transactions, in a total amount of approximately NIS 1.7 billion, with an average maturity period of 9 months, in order to hedge our exposure to fluctuations in the Israeli CPI. We periodically review the possibility of entering into additional transactions in order to lower the exposure in respect of the debentures.

Set forth below is the composition of the derivative financial instruments at the following dates:

	As of December 31,
	2011		2012		2013
	Par Value	Fair Value	Par Value	Fair Value	Par Value	Fair Value
	(In NIS millions)
Forward contracts on foreign currency exchange rate (mainly US$– NIS)	497	24	326	(10)	160	(7)
Forward contracts on Israeli CPI rate	1,825	(22)	1,625	(25)	1,675	(22)
Options on the foreign currency exchange rate (mainly US$– NIS)	377	1	198	2	231	1
Total	2,699	3	2,149	(33)	2,066	(28)

Sensitivity information

Without taking into account our hedging instruments and based upon our debt outstanding as at December 31, 2013, fluctuations in foreign currency exchange rates, or the Israeli CPI would affect us as follows:

·	an increase of 0.1% of the Israeli CPI would result in an increase of approximately NIS 3.9 million in our financing expenses;

·	a devaluation of the NIS against the U.S. dollar of 1.0% would increase our financing expenses by approximately NIS 1.1 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2013, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2013. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (1992).

Based on our assessment, management believes that as of December 31, 2013 our internal control over financial reporting is effective based on this criteria.

The effectiveness of management's internal control over financial reporting as of December 31, 2013 has been audited by the Company's independent registered public accounting firm, Somekh Chaikin, a member of KPMG International and their report as of March 5, 2014, herein expresses an unqualified opinion on the Company's internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm have issued an audit report on the effectiveness of our internal control over financial reporting. This report is included in page F-3 of this Form 20-F.

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

Somekh Chaikin, a member of KPMG International, has served as our independent registered public accounting firm for 2012 and 2013. These accountants billed the following fees to us for professional services in each of those fiscal years:

	2012	2013
	(NIS in thousands)
Audit Fees	2,809	3,143
Audit-Related Fees	-	206
Tax Fees	130	150
Total	2,939	3,499

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

The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the NYSE:

Majority of Independent Directors - Under Section 303A.01 of the NYSE Listed Company Manual, or LCM, U.S. domestic listed companies, other than controlled companies (i.e. companies with a person or group owning more than 50% of the voting power), must have a majority of independent directors. The Israeli Companies Law encourages, but does not require, Israeli companies to voluntarily include a similar arrangement in their articles of association (which in regards to a controlled company provides that a third of the directors be independent). We did not include such a provision in our articles of association and we do not have a majority of independent directors, though more than a third of our directors are independent. Under the Law for the Promotion of Competition and the Mitigation of Concentration, we will be required to have a majority of independent directors as of June 2014 and for a transition period of up to six years. See "Item 6. Directors, senior management and employees – C. Board practices - Corporate Governance Practices".

Nominating/Corporate Governance Committee -Under Section 303A.04 of the LCM, a U.S. domestic listed company, other than a controlled company, must have a nominating/corporate governance committee composed entirely of independent directors. We do not have a nominating/corporate governance committee as we are not required to have such a committee under the Israeli Companies Law.

Compensation Committee - Under Section 303A.05 of the LCM, a U.S. domestic listed company, other than a controlled company, must have a compensation committee composed entirely of independent directors that operates pursuant to a written charter addressing its purpose, responsibilities and membership qualifications and may receive counseling from independent consultants, after evaluating their independence. We have a compensation committee whose purpose, responsibilities and membership qualifications are governed by the Israeli Companies Law. There are no specific independence evaluation requirements for outside counsel. Our compensation committee includes a majority of external directors (who are also independent directors), in accordance with the Israeli Companies law.

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

Equity Compensation Plans - Under Section 303A.08 of the LCM, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions as described in the Rule. We follow the requirements of the Israeli Companies Law, under which approval of equity-compensation plans and material revisions thereto is within the authority of the board of directors. However, any compensation to directors or the chief executive officer, including equity based compensation, requires the approval of the compensation committee, the board of directors and the shareholders, in that order. The compensation of office holders is generally required to comply with a shareholder-approved compensation policy, which is required to include a monetary cap on the value of equity compensation that may be granted to any office holder. Our compensation policy complies with that requirement.

Corporate Governance Guidelines - Under Section 303A.09 of the LCM, domestic listed companies must adopt and disclose their corporate governance guidelines. We do not have a similar requirement under the Israeli Companies Law and therefore, other than as disclosed in this annual report on Form 20-F, we are not required to disclose our corporate governance guidelines.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-71 of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Updated Articles of Association and Memorandum of Association ††††
2.1	Form of Ordinary Share Certificate†
4.2	Series B Indenture dated December 21, 2005 and an addendum dated February 27, 2006 between Cellcom and Hermetic Trust (1975) Ltd. †
4.4	Series D Indenture dated September 20, 2007, between Cellcom and Hermetic Trust (1975) Ltd. ††
4.5	Series E Indenture dated March 31, 2009, between Cellcom and Hermetic Trust (1975) Ltd. †††

Exhibit Number	Description
4.6	Shelf Prospectus Indenture dated July 14, 2011, between Cellcom and Hermetic Trust (1975) Ltd. ††††
4.6.1	Shelf Prospectus Indenture dated March 7, 2012, between Cellcom and Strauss Lazar Trust Company (1992) Ltd. ††††
4.6.2.	Amendment and Addendum no. 1 to the Indenture from January 19, 2012, dated March 7, 2012, between Cellcom and Strauss Lazar Trust Company (1992) Ltd. ††††
4.7	Amended 2006 Share Incentive Plan†††††
4.8	Registration Rights Agreement dated March 15, 2006 among Cellcom, Goldman Sachs International, DIC, DIC Communication and Technology Ltd. and PEC Israel Economic Corporation†
4.9	Amended Non-Exclusive General License for the Provision of Mobile Radio Telephone Services in the Cellular Method dated June 27, 1994*
4.10	Netvision Ltd. Merger Agreement††††
8.1	Subsidiaries of the Registrant††††
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act *
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act *
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act *
15	Consent of Independent Registered Public Accounting Firm *
*	Filed herewith.
†	Incorporated by reference to our registration statement on Form F-1 (registration no. 333-140030) filed with the SEC on January 17, 2007.
††	Incorporated by reference to our annual report on Form 20-F for the year 2007 filed with the SEC on March 18, 2008.
†††	Incorporated by reference to our annual report on Form 20-F for the year 2009 filed with the SEC on March 2, 2010.
††††	Incorporated by reference to our annual report on Form 20-F for the year 2011 filed with the SEC on March 7, 2012.
†††††	Incorporated by reference to our registration statement on Form S-8 filed with the SEC on November 14, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cellcom Israel Ltd.

By:	/s/ Nir Sztern
	Name:	Nir Sztern
	Title:	President and Chief Executive Officer

Date: March 6, 2014

Cellcom Israel Ltd. and Subsidiaries Consolidated Financial Statements As at December 31, 2013 (Audited)

Contents

Page

Report of Independent Registered Public Accounting Firm	F3-F4

Consolidated Financial Statements

Consolidated Statements of Financial Position	F5

Consolidated Statements of Income	F6

Consolidated Statements of Comprehensive Income	F7

Consolidated Statements of Changes in Equity	F8

Consolidated Statements of Cash Flows	F9-F10

Notes to the Consolidated Financial Statements	F11-F71

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of
Cellcom Israel Ltd.

We have audited the accompanying consolidated statements of financial position of Cellcom Israel Ltd. (hereinafter – “the Company”) and subsidiaries as of December 31, 2013 and 2012 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2013. We also have audited the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Cellcom Israel Ltd.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The accompanying consolidated financial statements as of and for the year ended December 31, 2013 have been translated into United States dollars (“dollars”) solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Israeli Shekels have been translated into dollars on the basis set forth in Note 2D to the consolidated financial statements.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International
Tel Aviv, Israel
March 5, 2014

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Financial Position

				Convenience
				translation into
				US dollar (Note 2D)
		December 31,	December 31,	December 31,
		2012	2013	2013
	Note	NIS millions	NIS millions	US$ millions

Assets
Cash and cash equivalents	8	1,414	1,057	305
Current investments, including derivatives		493	513	148
Trade receivables	9	1,856	1,731	499
Other receivables	9	67	63	18
Inventory	10	112	84	24

Total current assets		3,942	3,448	994

Trade and other receivables	9	1,219	854	246
Property, plant and equipment, net	11	2,077	1,865	537
Intangible assets, net	12	1,515	1,390	400
Deferred tax assets	27	34	22	6

Total non- current assets		4,845	4,131	1,189

Total assets		8,787	7,579	2,183

Liabilities
Current maturities of debentures and long term loans and short term credit	17	1,129	1,100	317
Trade payables and accrued expenses	13	827	582	168
Current tax liabilities		87	99	28
Provisions	14	175	187	54
Other payables, including derivatives	15	492	398	114

Total current liabilities		2,710	2,366	681

Long-term loans from banks	17	10	5	1
Debentures	17	5,368	4,332	1,248
Provisions	14	21	21	6
Other long-term liabilities	16	21	10	3
Liability for employee rights upon retirement, net	18	12	13	4
Deferred tax liabilities	27	145	122	35

Total non- current liabilities		5,577	4,503	1,297

Total liabilities		8,287	6,869	1,978

Equity attributable to owners of the Company	19
Share capital		1	1	-
Cash flow hedge reserve		(12)	(13)	(3)
Retained earnings		509	719	207

Non-controlling interest		2	3	1

Total equity		500	710	205

Total liabilities and equity		8,787	7,579	2,183

Date of approval of the consolidated financial statements: March 5, 2014.

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Income

					Convenience
					translation into
					US dollar (Note 2D)
		Year ended	Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,	December 31,
		2011	2012	2013	2013
	Note	NIS millions	NIS millions	NIS millions	US$ millions

Revenues	22	6,506	5,938	4,927	1,419
Cost of revenues	23	(3,408)	(3,463)	(2,990)	(861)

Gross profit		3,098	2,475	1,937	558

Selling and marketing expenses	24	(990)	(865)	(717)	(206)
General and administrative expenses	25	(685)	(629)	(570)	(164)
Other income (expenses), net		(1)	4	1	-

Operating profit		1,422	985	651	188

Financing income		116	181	156	45
Financing expenses		(409)	(440)	(402)	(116)
Financing expenses, net	26	(293)	(259)	(246)	(71)

Profit before taxes on income		1,129	726	405	117

Taxes on income	27	(304)	(195)	(117)	(34)
Profit for the year		825	531	288	83
Attributable to:
Owners of the Company		824	530	287	83
Non-controlling interests		1	1	1	-
Profit for the year		825	531	288	83

Earnings per share	19
Basic earnings per share (in NIS)		8.28	5.34	2.89	0.83

Diluted earnings per share (in NIS)		8.28	5.33	2.86	0.82

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Comprehensive Income

				Convenience
				translation into
				US dollar (Note 2D)
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2011	2012	2013	2013
	NIS millions	NIS millions	NIS millions	US$ millions

Profit for the year	825	531	288	83

Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss

Changes in fair value of cash flow hedges transferred to profit or loss	20	(18)	14	4

Changes in fair value of cash flow hedges	17	(7)	(16)	(4)

Tax on other comprehensive income items that were or will be transferred to profit or loss in subsequent periods	(9)	6	1	-
Total other comprehensive income (loss) for the year that after initial recognition in comprehensive income was or will be transferred to profit or loss, net of tax	28	(19)	(1)	-
Other comprehensive income items that will not be transferred to profit or loss
Actuarial losses on defined benefit plan, net of tax	-	(1)	(1)	-
Total other comprehensive loss for the year that will not be transferred to profit or loss, net of tax	-	(1)	(1)	-
Total other comprehensive income (loss) for the year, net of tax	28	(20)	(2)	-
Total comprehensive income for the year	853	511	286	83
Total comprehensive income attributable to:
Owners of the Company	852	510	285	83
Non-controlling interests	1	1	1	-
Total comprehensive income for the year	853	511	286	83

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Changes in Equity

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
Balance as of January 1, 2011	1	(21)	361	341	-	341	98
Comprehensive income for the year
Profit for the year	-	-	824	824	1	825	238
Other comprehensive income for the year, net of tax
Net changes in fair value of cash flow hedges	-	28	-	28	-	28	8
Transactions with owners, recognized directly in equity
Share based payments	-	-	6	6	-	6	2
Dividend paid in cash	-	-	(827)	(827)	-	(827)	(238)
Declared dividend	-	-	(189)	(189)	(1)	(190)	(55)
Non-controlling interests in respect of business combination	-	-	-	-	4	4	1
Balance as of December 31, 2011	1	7	175	183	4	187	54
Comprehensive income for the year
Profit for the year	-	-	530	530	1	531	153
Other comprehensive loss for the year, net of tax
Net changes in fair value of cash flow hedges	-	(19)	-	(19)	-	(19)	(6)
Actuarial losses on defined benefit plan	-	-	(1)	(1)	-	(1)	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	7	7	-	7	2
Dividend paid in cash	-	-	(202)	(202)	-	(202)	(58)
Derecognition of non-controlling interests due to loss of control in a consolidated company	-	-	-	-	(3)	(3)	(1)
Balance as of December 31, 2012	1	(12)	509	498	2	500	144
Comprehensive income for the year
Profit for the year	-	-	287	287	1	288	83
Other comprehensive loss for the year, net of tax
Net changes in fair value of cash flow hedges	-	(1)	-	(1)	-	(1)	-
Actuarial losses on defined benefit plan	-	-	(1)	(1)	-	(1)	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	9	9	-	9	3
Dividend paid in cash	-	-	(85)	(85)	-	(85)	(25)
Balance as of December 31, 2013	1	(13)	719	707	3	710	205

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

				Convenience
				translation into
				US dollar (Note 2D)
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2011	2012	2013	2013
	NIS millions	NIS millions	NIS millions	US$ millions
Cash flows from operating activities
Profit for the year	825	531	288	83
Adjustments for:
Depreciation and amortization	738	765	676	195
Share based payment	6	7	9	3
Loss on sale of property, plant and equipment	-	2	2	-
Gain on sale of shares in an associate	-	(6)	-	-
Income tax expense	304	195	117	34
Financing expenses, net	293	259	246	71
Other expenses (income)	2	2	(3)	(1)
Changes in operating assets and liabilities:
Change in inventory	(67)	52	27	8
Change in trade receivables (including long-term amounts)	(585)	183	576	165
Change in other receivables (including long-term amounts)	61	6	(34)	(10)
Change in trade payables, accrued expenses and provisions	146	(89)	(185)	(53)
Change in other liabilities (including long-term amounts)	(52)	(92)	(33)	(10)
Proceeds from (payments for) derivative hedging contracts, net	(14)	20	(17)	(5)
Income tax paid	(325)	(209)	(119)	(34)
Income tax received	-	15	6	2
Net cash from operating activities	1,332	1,641	1,556	448
Cash flows from investing activities
Acquisition of property, plant, and equipment	(333)	(457)	(275)	(79)
Acquisition of intangible assets	(99)	(97)	(90)	(26)
Dividend received	-	-	1	-
Acquisition of subsidiary, net of cash acquired	(1,458)	-	-	-
Change in current investments, net	197	(212)	(16)	(5)
Proceeds from (payments for) other derivative contracts, net	1	9	(10)	(3)
Proceeds from sale of property, plant and equipment	3	7	17	5
Interest received	33	35	29	9
Proceeds from sale of shares in a consolidated company	-	7	-	-
Net cash used in investing activities	(1,656)	(708)	(344)	(99)

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Cash Flows (cont'd)

				Convenience
				translation into
				US dollar (Note 2D)
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2011	2012	2013	2013
	NIS millions	NIS millions	NIS millions	US$ millions

Cash flows from financing activities
Proceeds from (payments for) derivative contracts, net	11	(12)	(8)	(2)
Repayment of long term loans from banks	(4)	(16)	(6)	(2)
Repayment of debentures	(354)	(660)	(1,124)	(324)
Proceeds from issuance of debentures, net of issuance costs	2,165	992	-	-
Dividend paid	(858)	(391)	(81)	(23)
Interest paid	(245)	(352)	(350)	(101)
Net cash from (used in) financing activities	715	(439)	(1,569)	(452)
Cash balance presented under assets held for sale	(4)	-	-	-
Changes in cash and cash equivalents	387	494	(357)	(103)
Cash and cash equivalents as at the beginning of the year	533	920	1,414	408
Cash and cash equivalents as at the end of the year	920	1,414	1,057	305

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 - Reporting Entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 42140, Israel. The consolidated financial statements of the Group as at December 31, 2013 comprise the Company and its subsidiaries (together referred to as the "Group"). The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular and landline telecommunications services, internet connectivity services (ISP) and international calls services. The Company is a consolidated subsidiary of Discount Investment Corporation (the parent company "DIC"). As of December 31, 2013, the Company's ultimate parent company was Ganden Holdings Ltd., and Mr. Nochi Dankner was the ultimate controlling shareholder. In January 2014, the Israeli court has approved a creditors' arrangement for IDB Investment Corporation Ltd., under which (if implemented) IDB Development Corporation Ltd. (DIC's parent company) would be controlled by the Elzstain - Extra group, led by Mr. Eduardo Elzstain and Mr. Mordechai Ben Moshe. The creditors' arrangement is subject to receipt of requisite approvals under applicable law including, among others, by the Ministry of Communications and the Commissioner of Capital Markets, Insurance and Savings in the Ministry of Finance. Subsequently, Mr. Nochi Dankner and Ganden Holdings Ltd. (of IDB's controlling shareholders as of December 31, 2013) filed a request to annul the court's approval to the said creditors' arrangement and also filed an appeal against such decision to the Supreme Court.

The Company consolidates the subsidiary - Netvision Ltd. ("Netvision") commencing September 2011, following the completion of the acquisition transaction on August 31, 2011. The Company's consolidated financial statements for 2013 and the comparative figures for 2012, include Netvision's results for a full year, while the comparative figures for 2011 include Netvision's results for a period of four months only.

Note 2 - Basis of Preparation

A.	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB). The Company adopted IFRSs for the first time in 2008, with the date of transition to IFRSs being January 1, 2007.

These consolidated financial statements were approved by the Company's Board of Directors on March 5, 2014.

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

For further information regarding the measurement of these assets and liabilities see Note 3, regarding significant accounting policies.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation (cont'd)

The value of non-monetary assets and equity items that were measured on the basis of historical cost were adjusted for changes in the general purchasing power of the Israeli currency - NIS, based upon changes in the Israeli Consumer Price Index (“CPI”) until December 31, 2003, as until that date the Israeli economy was considered hyperinflationary.

D.	Convenience translation into U.S. dollars ("dollars" or "$")

For the convenience of the reader, the reported NIS figures as of December 31, 2013, have been presented in dollars, translated at the representative rate of exchange as of December 31, 2013 (NIS 3.471 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

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

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about estimates, uncertainty and critical judgments about provisions and contingent liabilities, is described in Notes 14 and 30. In addition, information about critical estimates, made while applying accounting policies and that have the most significant effect on the consolidated financial statements are described below:

Trade and other receivables
The financial statements include an impairment loss in trade and other receivables which properly reflect, according to management's estimation, the potential loss from non-recoverable amounts. The Group provides for impairment loss based on its experience in collecting past debts, as well as on information on specific debtors. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. See also Note 21.

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

Legal claims
In estimating the likelihood of outcome of legal claims filed against the Company and its investees, the Group takes into consideration the opinion of its legal counsel. These estimates are based on the legal counsel's best professional judgment, taking into account the stage of proceedings and historical legal precedents in respect of the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates. See also Note 30.

Uncertain tax positions
When assessing amounts of current and deferred taxes, the Group takes into consideration the effect of the uncertainty that its tax positions will be accepted and of the Group incurring any additional tax and interest expenses. The Group is of the opinion that the cumulative tax liability is fair for all the years in respect of which final tax assessments have not yet been received, based on an analysis of a number of matters including interpretations of tax laws and the Group’s past experience. This assessment is based on estimates and assumptions that may also include assessments and exercising judgment regarding future events. It is possible that new information will become known in future periods that will require the Group to change its estimate regarding the tax liability that was recognized, and any such changes will be expensed immediately in that period. See also Note 27.

F.	Changes in accounting policies

As from January 1, 2013 the Group applies the new standards and amendments described below:

IFRS 10, Consolidated Financial Statements

IFRS 10 introduces a new single control model for determining whether investee companies should be consolidated, which is to be implemented with respect to all investees. De facto power is to be considered when assessing control, which means that the existence of effective control of an investee will require consolidation. When assessing the existence of control, all substantive potential voting rights will be taken into account, and not only potential voting rights that are currently exercisable. The application of the standard has no material impact on the Company's consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation (cont'd)

IFRS 12, Disclosure of Involvement with Other Entities

IFRS 12 contains extensive disclosure requirements for entities that have interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is applicable retrospectively (except for certain reliefs in the transitional provisions). The standard’s requirements were included in these financial statements as part of Note 7, regarding subsidiaries.

IFRS 13, Fair Value Measurement

According to the standard, when measuring the fair value of a liability the effect of the entity’s own credit risk must be taken into account. Should there be a bid price and ask price for an asset or liability being measured at fair value, the price in the range between them which best reflects fair value under the circumstances should be used in order to measure fair value. IFRS 13 is applicable on a prospective basis where the disclosure requirements need not be applied in comparative information for periods before initial application. The application of the standard has no material impact on the Company's consolidated financial statements.

Amendment to IFRS 7 Financial Instruments: Disclosures, Offsetting Financial Assets and Financial Liabilities

The amendment to IFRS 7 contains new disclosure requirements for financial assets and liabilities that are offset in the statement of financial position; or are subject to master netting agreements or similar agreements. The amendment to IFRS 7 is applicable retrospectively. The new disclosure requirements were combined in Note 21, regarding financial instruments.

Amendment to IAS 1, Presentation of Financial Statements in respect of presentation of items of other comprehensive income

The amendment to IAS 1 changed the presentation of items of other comprehensive income in the financial statements, so that items of other comprehensive income that after initial recognition in other comprehensive income are reclassified to profit or loss are presented separately from those that would never be reclassified to profit or loss. The amendment to IAS 1 is applicable retrospectively. The statement of comprehensive income for comparative periods has been restated in accordance with the amendment.

Amendment to IAS 36, Impairment of Assets: Recoverable Amount Disclosures for Non-Financial Assets

The amendment to IAS 36 eliminates the requirement to disclose the recoverable amount of significant cash-generating units even if impairment was not recognized in their respect. The Group has chosen to early adopt the amendment to IAS 36.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation (cont'd)

G.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$		Consumer Price Index (points)*
As of December 31, 2013	3.471		223.58
As of December 31, 2012	3.733		219.39
As of December 31, 2011	3.821		216.27

Change during the year:

Year ended December 31, 2013	(7.0%	)	1.9%
Year ended December 31, 2012	(2.3%	)	1.4%
Year ended December 31, 2011	7.7%		2.6%

*According to 1993 base index.

Note 3 - Significant Accounting Policies

The accounting policies set out below have been applied consistently by the Group for all periods presented in these consolidated financial statements, except as explained in Note 2, Basis of Preparation, under the section addressing changes in accounting policies.

A.	Basis of consolidation

1.	Subsidiaries

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

3.	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

B.	Foreign currency transactions

Transactions in foreign currencies are translated to NIS at the prevailing foreign exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies as of the reporting date are translated to NIS at the prevailing foreign exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured in terms of historical cost, are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to NIS at the exchange  rate at the date that the fair value was determined. Foreign exchange differences arising on translation are recognized in profit and loss.

C.	Financial instruments

(1)	Non-derivative financial assets

Initial recognition of financial assets

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

Financial assets measured at amortized cost

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

Financial assets measured at fair value

Financial assets other than those classified as measured at amortized cost are subsequently measured at fair value with all changes in fair value recognized in profit or loss.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

Derecognition of financial assets
Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Regular way sales of financial assets are recognized on the trade date, meaning on the date the Group undertook to sell the asset.
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

Cash flow hedges
Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized through other comprehensive income directly in a hedging reserve to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in the fair value are recognized in profit and loss when the hedged item is sold or leaves the Group's possession, and is presented under the same line item in the consolidated statements of income as the hedged item.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction occurs or is no longer expected to occur. The amount recognized in comprehensive income is transferred to profit and loss in the same period that the hedged item affects profit and loss.

Economic Hedges
Hedge accounting is not applied to derivative instruments that economically hedge monetary assets and liabilities denominated in foreign currencies or linked to the CPI. Changes in the fair value of such derivatives are recognized in profit and loss, as financing income or expenses.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

(4)	Financial instruments linked to the Israeli CPI that are not measured at fair value

CPI-linked assets and liabilities that are not measured at fair value

The carrying amount of a CPI linked financial instrument and the payments derived from it are revalued in each period according to the actual rate of change in the CPI.

D.	Property, plant and equipment

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use, and an estimate of the costs of dismantling and removing the items and restoring the site on which they are located (when the Group has an obligation to dismantle and remove the asset or to restore the site). Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

Communication networks consist of several significant components with different useful lives. Each component is treated separately and is depreciated over its useful life.

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of the fixed asset item. The annual depreciation rates for the current and comparative periods are as follows:

%
Communication network	5-25
Control and testing equipment	15-25
Vehicles	15-33
Computers and hardware	15-33
Furniture and office equipment	6-15

Leasehold improvements are depreciated over the shorter of their estimated useful lives or the expected lease terms.

Depreciation methods, useful lives and residual values are reviewed at least at the end of each reporting year and adjusted if appropriate.

E.	Rights of use of communication lines

The Group implements IFRIC 4, "Determining Whether an Arrangement Contains a Lease", which defines criteria for determining at the beginning of the arrangement, whether the right to use asset constitutes a lease arrangement.

According to IFRIC 4, as mentioned above, acquisition transactions of irrevocable rights of use of underwater cables capacity are treated as service receipt transactions. The amount which was paid for the rights of use of communication lines is recognized as a prepaid expense and is amortized on a straight-line basis over the period stated in the agreements, including the option period, which constitutes the estimated useful life of those capacities.

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

4.
Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditureis recognized in profit or loss as incurred.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

5.
Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. Amortization is calculated using the straight-line method, except for Customer Relationship recognized during business combinations, which is amortized according to the economic benefit expected from this asset each period (and up to 2019). The annual amortization rates for the current and comparative periods are as follows:

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

Inventory of cellular phone equipment, accessories and spare-parts are measured at the lower of cost and net realizable value. Cost is determined by the moving average method.

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

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit, for which the estimated future cash flows from the asset or cash-generating unit were not adjusted.

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

Part of the Group's liability for post employment benefits is covered by a defined contribution plan financed by deposits with insurance companies or with funds managed by a trustee. A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. The Group's obligation of contribution to defined contribution pension plan is recognized as an expense in profit and loss in the periods during which services are rendered by employees. In addition, the Group has a net obligation in respect of defined benefit plan. A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. This benefit is presented at present value deducting the fair value of any plan assets and is determined using actuarial assessment techniques which involves, among others, determining estimates regarding the capitalization rates, anticipated return on the assets, the rate of the increase in salary and the rates of employee turnover. There is significant uncertainty in respect to these estimates because of the long-term programs. For further information, see Note 18.

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

2.	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably. The employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on when the Company expects the benefits to be wholly settled.

3.	Share based payments

The grant date fair value of options granted to employees is recognized as salaries and related expenses, with a corresponding increase in retained earnings, over the period that the employees become unconditionally entitled to the options.

Fair value is measured using the Black-Scholes model. The expected life used in the model has been adjusted, based on management’s best estimate, to consider exercise restrictions and behavioral considerations.

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

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more probable than not that the Group will have to use its economic resources to pay the obligation.

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

R.	New standards and amendments not yet adopted

IFRS 9 (2010), Financial Instruments

IFRS 9 (2010) generally preserves the instructions regarding classification and measurement of financial liabilities that are provided in IAS 39. Nevertheless, unlike IAS 39, IFRS 9 (2010) requires as a rule that the amount of change in the fair value of financial liabilities designated at fair value through profit or loss, other than loan grant commitments and financial guarantee contracts, attributable to changes in the credit risk of the liability, to be presented in other comprehensive income, with the remaining amount being included in profit or loss. The mandatory effective date of IFRS 9 (2010) has not yet been determined. Early application is permitted subject to providing disclosure and at the same time adopting other IFRS amendments as specified in the standard. IFRS 9 (2010) is to be applied retrospectively other than in a number of exceptions as indicated in the transitional provisions included in IFRS 9 (2010). The Group has not yet commenced examining the effects of adopting IFRS 9 (2010) on the financial statements.
IFRS 9 (2013), Financial Instruments, amendments to IFRS 9 (2010), IFRS 7 and IAS 39

IFRS 9 (2013) amends IFRS 9 (2010), IFRS 7 and IAS 39 on general hedge accounting. Under IFRS 9 (2013), additional hedging strategies that are used for risk management will qualify for hedge accounting (such as risk components of non-financial items or groups of items that constitute net positions). IFRS 9 (2013) replaces the present 80%-125% test for determining hedge effectiveness, with the requirement that there be an economic relationship between the hedged item and the hedging instrument, with no quantitative threshold. In addition, IFRS 9 (2013) introduces new models that are alternatives to hedge accounting as regards exposures and certain contracts outside the scope of IFRS 9 (2013). IFRS 9 (2013) sets new principles for accounting for hedging instruments, for example allowing cash instruments to be hedging instruments in more cases and adding the possibility to defer or amortize the “cost of hedging” (such as the time value of purchased options). In addition, IFRS 9 (2013) provides new disclosure requirements. The mandatory effective date of IFRS 9 (2013) has not yet been determined. Early application is permitted subject to the conditions specified in IFRS 9 (2013). The Group has not yet commenced examining the effects of adopting IFRS 9 (2013) on the financial statements.

Amendment to IAS 32 Financial Instruments: Presentation

The amendment to IAS 32 clarifies that an entity currently has a legally enforceable right to set-off amounts that were recognized, if that right is not contingent on a future event and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all its counterparties. The amendment to IAS 32 is applicable retrospectively for annual periods beginning on or after January 1, 2014. The Group is examining the effects of the amendment to IAS 32 on the financial statements.

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

For further information regarding the fair value hierarchy see Note 21 regarding financial instruments.

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
Fair value of employee stock options is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior) and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 5 - Financial Risk Management

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s financial risk management framework. The Board has established a sub-committee for financial exposures management, which is responsible for developing and monitoring the Group’s financial exposures management policies. The sub-committee recommends to the Board of Directors changes in the Group's financial exposures management policy.

The Group’s risk management policies are established to identify and analyze the financial risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities through training and procedures. The Group aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Group Audit Committee oversees how management monitors compliance with the Group’s financial risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Group Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee. See also Note 21.

Credit risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's trade and other receivables and investments in securities. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis.

Trade and other receivables
The Group conducts credit evaluations on receivables over a certain amount, and requires financial guarantees against them. Management monitors outstanding receivable balances and the financial statements include appropriate allowances for estimated irrecoverable amounts. The Group is exposed to credit risk arising mainly from its operation in Israel.

Cash and cash equivalents
The Group’s cash and cash equivalents are maintained with major banking institutions in Israel.

Investments in debt instruments
The Group limits its exposure to credit risk by investing only in liquid debt instruments and only with counterparties that have a credit rating of at least "AA-" from S&P Maalot. Management actively monitors credit ratings and given these high credit ratings, management does not expect any counterparty to fail to meet its obligations.

Derivatives
The counterparties of the derivatives held by the Group are major banks in Israel.

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

The cash surpluses held by Group companies that are not required for financing their current activity, are invested in interest-bearing investment channels such as: short-term deposits and debentures. These investment channels are chosen based on future forecasts of the cash Group will require in order to meet its liabilities.

 The Group examines current forecasts of its liquidity requirements so as to make certain that there is sufficient cash for its operating needs, and it is careful at all times to have enough unused credit facilities so that the Group does not exceed its credit limits and is in compliance with its financial covenants. These forecasts take into consideration matters such as the Group’s plan to use debt for financing its activity, compliance with required financial covenants, and compliance with external requirements such as laws or regulation.

The Group has contractual commitments to purchase inventories, fixed assets and other current services. For further information regarding material commitments see Note 29.

Market risk
Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Group's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

In the ordinary course of business, the Group buys and sells derivatives, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out according to the policy established by the Board of Directors.

Interest rate risk
The Group is exposed to fluctuations in the interest rate, including changes in the CPI, as the majority of its borrowings are linked to the CPI. As part of its risk management policy the Group has entered into forward contracts that partially hedge the exposure to changes in the CPI. All such transactions are carried out within the policy established by the Board of Directors.

Currency risk
The Group's operating income and cash flows are exposed to currency risk, mainly due to handset and network related acquisitions and its roaming activity. The Group also manages bank accounts that are denominated in a currency other than its respective functional currency, primarily USD and Euro. As part of its financial exposures hedging policy, the Group uses forward and option contracts to partially hedge the exposure to fluctuations in foreign exchange rates.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 5 - Financial Risk Management (cont'd)

Capital management
The Group's capital management aim is to ensure a sound and efficient capital structure which takes into consideration, among others, the following factors:
A gearing ratio that supports the Group's cash flow needs with respect to its potential cash flow generation and also supporting its dividend policy, considering the limitation imposed on dividend distribution as established in the indenture of the Group's Series F and G debentures, while maintaining a net debt to EBITDA (earnings before interest (financing expenses, net), taxes, other income and expenses, depreciation and amortization and share based payments) ratio as established in the indenture of the Series F and G debentures, and that meets the industry standards. The Group considers net debt to EBITDA ratio to be an important measure for investors, debentures holders, analysts, and rating agencies. This ratio is a non-GAAP figure not governed by International Financial Reporting Standards and its definition and calculation may vary from one Group to another. The Group's debt mainly consists of short and long-term debentures traded publicly in the Tel Aviv Stock Exchange.

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 6 - Operating segments (cont'd)

	Year ended December 31, 2013
	NIS millions
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	3,944	983	-	4,927
Inter-segment revenues	50	56	(106)	-

EBITDA*	1,066	269	-	1,335

Reconciliation of reportable segment EBITDA to profit for the year
Depreciation and amortization	(504)	(96)	(76)	(676)
Taxes on income	(91)	(45)	19	(117)
Financing income				156
Financing expenses				(402)
Other income				1
Share based payments				(9)

Profit for the year	210	135	(57)	288

	Year ended December 31, 2012
	NIS millions
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	4,861	1,077	-	5,938
Inter-segment revenues	30	57	(87)	-

EBITDA*	1,470	283	-	1,753

Reconciliation of reportable segment EBITDA to profit for the year
Depreciation and amortization	(554)	(107)	(104)	(765)
Taxes on income	(190)	(31)	26	(195)
Financing income				181
Financing expenses				(440)
Other income				4
Share based payments				(7)

Profit for the year	464	145	(78)	531

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

Note 7 - Subsidiaries

Details in respect of subsidiaries
Presented hereunder is a list of the Group’s significant subsidiaries:
		The Group’s ownership interest in the subsidiary for the year ended December 31
	Principal location of the company's activity	2013	2012
Name of company
Netvision Ltd.	Israel	100%	100%
013 Netvision Ltd.	Israel	100%	100%

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 8 - Cash and Cash Equivalents

Composition
	December 31,
	2012	2013
	NIS millions	NIS millions
Bank balances	38	58
Call deposits	1,376	999
	1,414	1,057

The Group's exposure to interest rate risk and sensitivity analysis for financial assets and liabilities are disclosed in Note 21.

Note 9 - Trade and Other Receivables

Composition

	December 31,
	2012	2013
	NIS millions	NIS millions
Current
Trade Receivables*
Open accounts	484	529
Checks and credit cards receivables	219	217
Accrued income	116	107
Current maturity of long-term receivables	1,037	878
	1,856	1,731
Other Receivables
Prepaid expenses	55	53
Other	12	10
	67	63
	1,923	1,794
Non-current
Trade receivables*	888	512
Rights of use of communication lines	249	265
Deposits and other receivables	62	64
Other	20	13
	1,219	854
	3,142	2,648

* Net of allowance for doubtful debts.

The Group is exposed to credit risks and impairment losses related to trade and other receivables as disclosed in Note 21.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 - Inventory

A.     Composition
	December 31,
	2012	2013
	NIS millions	NIS millions
Handsets	83	63
Accessories	14	14
Spare parts	15	7
	112	84

B.    In 2013, the Group tested slow moving inventory for impairment and wrote down inventory to its net realizable value by the amount of NIS 7 million. The write-down is included in cost of sales.

Note 11 - Property, Plant and Equipment, Net

				Computers,
		Control and		furniture
	Communication	testing		and office	Leasehold
	Network	equipment	Vehicles	equipment	improvements	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cost

Balance at January 1, 2012	6,975	375	64	1,394	301	9,109

Additions	322	16	-	39	12	389
Disposals	(1,810)	(250)	(18)	(714)	(131)	(2,923)
Balance at December 31, 2012	5,487	141	46	719	182	6,575

Additions	207	6	-	27	7	247
Disposals	(343)	(3)	(28)	(353)	(34)	(761)
Balance at December 31, 2013	5,351	144	18	393	155	6,061

Accumulated Depreciation

Balance at January 1, 2012	5,245	301	22	1,147	226	6,941
Depreciation for the year	337	21	8	88	16	470
Disposals	(1,808)	(250)	(11)	(713)	(131)	(2,913)
Balance at December 31, 2012	3,774	72	19	522	111	4,498

Depreciation for the year	329	21	5	68	17	440
Disposals	(338)	(3)	(14)	(353)	(34)	(742)
Balance at December 31, 2013	3,765	90	10	237	94	4,196

Carrying amounts

At January 1, 2012	1,730	74	42	247	75	2,168
At December 31, 2012	1,713	69	27	197	71	2,077
At December 31, 2013	1,586	54	8	156	61	1,865

The Group derecognizes fixed assets that have been fully depreciated and are no longer used by the Group.

In the ordinary course of business, the Group acquires property, plant and equipment in credit. The cost of acquisitions, which has not yet been paid at the reporting date, amounted to NIS 67 million (December 31, 2012 and 2011, NIS 96 million and NIS 157 million, respectively).

To guarantee liabilities of Netvision towards banks, pledges on assets of Netvision, have been recorded. For further details, see Note 30.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Intangible Assets, Net

	Licenses	Information Systems	Software	Deferred Expenses	Goodwill	Customer Relationship and Other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Cost

Balance at January 1, 2012	556	852	368	52	830	347	3,005
Additions	-	80	13	6	-	-	99
Disposals	(22)	(573)	(279)	(50)	-	-	(924)
Balance at December 31, 2012	534	359	102	8	830	347	2,180

Additions	-	71	11	1	-	-	83
Disposals	(2)	(88)	(24)	(5)	-	-	(119)
Balance at December 31, 2013	532	342	89	4	830	347	2,144

Accumulated Amortization

Balance at January 1, 2012	258	659	315	40	-	53	1,325

Amortization for the year	29	89	22	14	-	110	264
Disposals	(22)	(573)	(279)	(50)	-	-	(924)
Balance at December 31, 2012	265	175	58	4	-	163	665

Amortization for the year	29	75	19	4	-	81	208
Disposals	(2)	(88)	(24)	(5)	-	-	(119)
Balance at December 31, 2013	292	162	53	3	-	244	754

Carrying amounts

At January 1, 2012	298	193	53	12	830	294	1,680
At December 31, 2012	269	184	44	4	830	184	1,515
At December 31, 2013	240	180	36	1	830	103	1,390

A.	Impairment testing for cash-generating unit containing goodwill

For the purpose of impairment testing, goodwill is allocated to Netvision, which represents the lowest level within the Group, at which goodwill is monitored for internal management purposes, which is not higher than the reported operating segments. See Note 6 regarding operating segments.

The aggregate carrying amount of goodwill allocated to Netvision as of December 31, 2013, is NIS 753 million (2012 - NIS 753 million).

The recoverable amount of Netvision was based on its value in use and was determined by discounting the expected future cash flows to be generated from the continuing use. The recoverable amount of Netvision as of December 31, 2013 and 2012, was determined to be higher than its carrying amount and thus, no impairment loss has been recognized.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Intangible Assets, Net (cont'd)

B.	Key assumptions used in calculation of recoverable amount

Key assumptions used in the calculation of recoverable amounts are discount rate and terminal value growth rate. These assumptions are as follows:

(1)	Pre-tax discount rate and terminal value growth rate

	Pre-tax discount rate	Terminal value growth rate
	2013
Netvision	12.4%	1.5%

·	The discount rate and the terminal value growth rate are denominated in real terms.
·
Netvision has cash flows for 5 years, as included in its discounted cash flow model.
The long-term growth rate has been determined as 1.5% which represents, among   others, the natural population growth rate.

·
The discount rate is a pre-tax measure,which is estimated based on past experience, and calculated using several assumptions, among other, a market participant's weighted average cost of capital, which is based on a risk-free rate derived from long-term NIS denominated CPI-linked debentures, issued by the Israeli government, in addition to risk premium for normative debt leveraging in the industry, a risk premium for capital investments in enterprises similar to Netvision and estimates of the normative leverage ratio for the industry.

(2)	Sensitivity to changes in assumptions

The estimated recoverable amount of Netvision exceeds its carrying amount by approximately NIS 148 million. Management has identified two key assumptions for which there reasonably could be a possible change that could cause the carrying amount to exceed the recoverable amount. The table below shows the amount that these two assumptions are required to change individually in order for the estimated recoverable amount to be equal to the carrying amount.

2013
Pre-tax discount rate	13.6%
Terminal value growth rate	(0.4%)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Trade Payables and Accrued Expenses

Composition

	December 31,
	2012	2013
	NIS millions	NIS millions
Trade payables	407	286
Accrued expenses	420	296
	827	582

Note 14 - Provisions

Composition

	Dismantling and restoring		Other contractual
	sites	Litigations	obligations	Other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Balance as at January 1, 2013	21	65	106	4	196
Provisions made during the year	1	22	17	1	41
Provisions reversed during the year	(1)	(21)	(7)	-	(29)
Balance as at December 31, 2013	21	66	116	5	208

Non-current	21	-	-	-	21
Current	-	66	116	5	187
	21	66	116	5	208

Dismantling and restoring sites
The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. These dismantling costs are calculated on the basis of the identified costs for the current financial year, extrapolated for future years using the best estimate of future trends in prices, inflation, etc., and are discounted at a risk-free rate. Forecast of estimated site departures or asset returns is revised in light of future changes in regulations or technological requirements.

Litigations
The Group is involved in a number of legal and other disputes with third parties. The Group's management, after taking legal advice, has established provisions which take into account the facts of each case. The timing of cash outflows associated with legal claims cannot be reasonably determined. For detailed information regarding legal proceedings against the Group, refer to Note 30.

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Other Payables, Including Derivatives

Composition

	December 31,
	2012	2013
	NIS millions	NIS millions
Employees and related liabilities	128	84
Government institutions	39	43
Interest payable	248	206
Accrued expenses	19	12
Deferred revenue	39	28
Derivative financial instruments	19	25
	492	398

Note 16 - Other Long-term Liabilities

	December 31,
Composition	2012	2013
	NIS millions	NIS millions
Long-term liabilities to trade payables	2	3
Deferred revenue	3	2
Derivative financial instruments	16	5
	21	10

Note 17 - Debentures and Loans from Banks

This note provides information about the contractual terms of the Group's interest-bearing loans and debentures, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, see Note 21.

	December 31,
	2012	2013
	NIS millions	NIS millions
Non- current liabilities
Debentures	5,368	4,332
Loans from banks	10	5
	5,378	4,337
Current liabilities
Current maturities of debentures	1,120	1,093
Current maturities of long-term loans and short-term credit from banks	9	7
	1,129	1,100

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 - Debentures and Loans from Banks (cont'd)

Terms and debt repayment schedule

The terms and conditions of long-term loans and debentures are as follows:

				December 31, 2012		December 31, 2013
				NIS millions		NIS millions
	Currency	Nominal interest rate	Year of maturity	Face value	Carrying amount	Face value	Carrying amount
Loans from banks	NIS	6.00%	until 2015	19	19	12	12
Debentures (Series B) - linked to the Israeli CPI	NIS	5.30%	until 2017	925	1,095	740	893
Debentures (Series C) - linked to the Israeli CPI	NIS	4.60%		36	42	-	-
Debentures (Series D) - linked to the Israeli CPI	NIS	5.19%	until 2017	2,423	2,844	1,939	2,305
Debentures (Series E) - not linked	NIS	6.25%	until 2017	1,499	1,504	1,199	1,197
Debentures (Series F) - linked to the Israeli CPI	NIS	4.60%	2017-2020	715	720	715	744
Debentures (Series G) - not linked	NIS	6.99%	2017-2019	285	283	285	286
Total interest- bearing liabilities				5,902	6,507	4,890	5,437

In connection with the issuance of Series F and G debentures, the Group has undertaken to comply with certain financial and other covenants. Inter alia:

·	a Net Leverage* exceeding 5, or exceeding 4.5 during four consecutive quarters, shall constitute an event of default; As of December 31, 2013, the Net Leverage is 2.9.

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

As of December 31, 2013, the Group is in compliance with the required covenants.

* Net Leverage - the ratio of Net Debt to EBITDA, excluding one-time influences. Net Debt defined as credit and loans from banks and others and debentures, net of cash and cash equivalents and current investments in tradable securities. EBITDA defined as in relation to the twelve month period preceding the Group's most updated consolidated financial statements and calculated as profit before depreciation and amortization, other expenses/ income, net, financing expenses/ income, net and taxes on income.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 - Debentures and loans from banks (cont'd)

In June 2013, the Company's rating was updated from an "ilAA-/negative" to an “ilA+/stable” rating, in relation to the Company's debentures traded on the Tel Aviv Stock Exchange. Following this update of rating and since this was the second downgrade in the Debentures' rating since their issuance, the annual interest rate that the Company shall pay for its Series F and G debentures has been increased by 0.25% to 4.60% and 6.99%, respectively, beginning July 5, 2013.

In January 2014, after the end of the reporting period, the Company repaid interest and principal of debentures in a total sum of approximately NIS 672 million.

Note 18 - Liability for Employee Rights Upon Retirement, Net

The obligation of the Group, under law and labor agreements, to pay severance pay employees who are not covered by the pension or insurance plans as mentioned in section A below, is NIS 13 million and NIS 12 million as of December 31, 2013 and 2012, respectively, as included in the consolidated statements of financial position, under Liability for employee rights upon retirement, net.

A.            Post-employment benefit plans - defined contribution plan

The Group’s liability for severance pay for its Israeli employees is calculated pursuant to Israeli Severance Pay Law. The Group’s liability is mostly covered by monthly deposits with severance pay funds, insurance policies and by an accrual on the consolidated statements of financial position. For most of the Group's employees, the payments to pension funds and to insurance companies exempt the Group from any obligation towards its employees, in accordance with Section 14 of the Severance Pay Law-1963. Accumulated amounts in pension funds and in insurance companies are not under the Group's control or management and accordingly, neither those amounts nor the corresponding accrual for severance pay are presented in the consolidated statements of financial position.

B.            Post-employment benefit plans - defined benefit plan

The portion of the severance payments which is not covered by deposits in defined contribution plans, as aforementioned, is accounted for by the Group as a defined benefit plan, according to which a liability for employee benefits is recognized and in respect of which, the Group deposits amounts in central severance pay funds and in appropriate insurance policies. The total liability as at December 31, 2013 is NIS 20 million. The fair value of the plan assets, the severance pay fund, is NIS 18 million. The expense recognized in the consolidated statement of income for the year ended December 31, 2013 in respect of defined benefit plans, is NIS 4 million.

C.            As of December 31, 2013 the Group's liability for adaptation grants to employees is NIS 11 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 19 - Capital and reserves

Share capital

	2011	2012	2013
	NIS
Issued and paid at January 1	994,647	994,814	994,814
Exercise of share options	167	-	502

Issued and paid at December 31	994,814	994,814	995,316

The share capital is comprised of ordinary shares of NIS 0.01 par value each.

At December 31, 2013, the authorized share capital was comprised of 300 million ordinary shares (December 31, 2012, 2011- 300 million each). The holders of ordinary shares are entitled to receive dividends as declared.

Basic and diluted earnings per share

The calculation of basic earnings per share was based on the profit attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding (99,476,671, 99,481,487 and 99,495,525 during the years 2011, 2012 and 2013, respectively). The calculations of diluted earnings per share was based on the profit attributable to ordinary shares and the weighted average number of ordinary shares in the basic earnings per share in addition of 1,073,633, 2,331,736 and 2,189,714 incremental shares (NIS 0.01 par value each) that would be issued resulting from exercise of all options for the years ended December 31, 2011, 2012 and 2013, respectively.

At December 31, 2013, 776 thousand options (2012 and 2011 - 687 thousand and 27 thousand options, respectively) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding.

Dividends
Dividends paid by the Company during the reported periods are as follows:

2013
NIS millions
0.85 NIS per share paid in December 2013	85
85

2012
NIS millions
1.90 NIS per share paid in January 2012	189
0.72 NIS per share paid in May 2012	72
1.31 NIS per share paid in July 2012	130
391

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 19 - Capital and reserves (cont'd)

2011
NIS millions
3.05 NIS per share paid in April 2011	303
2.93 NIS per share paid in July 2011	292
2.33 NIS per share paid in October 2011	232
827
Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Note 20 - Share-based payments

In September 2006, the Company's Board of Directors approved a share based incentive plan for employees, directors, consultants and sub-contractors of the Company and the Company’s affiliates. The terms of share-based payments include a dividend adjustment mechanism. The options will be exercised at net, with no cash transfer.

Grant date/employees entitled	Number of instruments In thousands	Vesting conditions	Contractual life of options	Adjusted exercise price per share as of December 31, 2013

Share options granted in October-November 2006 to managers and senior employees	2,414	Four equal installments over four years of employment	6 years	-
Share options granted in March 2007 to senior employees	31	Four equal installments over four years of employment	6 years	-
Share options granted in August 2008 to senior employees	27	Four equal installments over four years of employment	6 years	$13.12
Share options granted in August 2009 to senior employees	74	Four equal installments over four years of employment	6 years	$15.84
Share options granted in November 2010 to senior employees	12	Four equal installments over four years of employment	6 years	$23.15
Share options granted in May 2011 to senior employees	1,060	Three equal installments over three years of employment	4.5 years	$28.95
Share options granted in August 2012 to senior employees	2,410	Two equal installments over two years of employment	3.5 years	$5.67
Share options granted in March 2013 to senior employees	75	Two equal installments over two years of employment	3.5 years	$7.34
Share options granted in December 2013 to senior employees	234	Three equal installments over three years of employment	4.5 years	$14.65

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 20 - Share-based payments (cont'd)

The total compensation expense during the year ended December 31, 2013, related to the options granted is NIS 9 million (2012 - NIS 7 million, 2011 - NIS 6 million).

The changes in the balances of the options were as follows:
		Weighted average		Weighted average		Weighted average
	Number of	of exercise price	Number of	of exercise price	Number of	of exercise price
	options	(US Dollars)	options	(US Dollars)	options	(US Dollars)
	2011		2012		2013

Balance as at January 1	116,132	17.20	1,056,896	29.10	3,019,152	10.89

Granted during the year	1,060,000	30.65	2,410,678	5.91	309,000	12.88

Forfeited during the year	(100,125)	29.90	(448,422)	24.55	(258,878)	18.91

Exercised during the year	(19,111)	2.70	-	-	(103,310)	5.91

Total options outstanding as at December 31	1,056,896	29.10	3,019,152	10.89	2,965,964	10.35

Total of exercisable options as at December 31	43,189	16.68	274,953	26.37	1,426,232	11.27

* The weighted average share price at the date of exercise for share options exercised in 2013 was US$ 11.2.
The weighted average of the remaining contractual life of options outstanding as at December 31, 2013, is 3.1 years.

	2011	2012	2013

Fair value of share options and assumptions:

Fair value at grant date	$4.84	$1.20	$1.51-$2.89

Fair value assumptions:

Share price at grant date	$31.58	$6.14	$7.2-$13.57

Exercise price	$31.74	$5.91	$7.58-$14.66

Expected volatility (weighted average)	24.35%	33.9%	37.72%-41.12%

Option life (expected weighted average life)	2.3 years	2.0 years	2.3 years

Risk free interest rate	0.7%	0.26%	0.23%-0.59%

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments

Credit risk
Exposure to credit risk
The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	December 31,	December 31,
	2012	2013
	NIS millions	NIS millions

Trade receivables including long-term amounts	2,744	2,243
Loans and other receivables including long-term amounts	74	74
Investment in debt securities	491	509
Cash and cash equivalents in banks	1,414	1,057
Derivative financial instrument	2	4
	4,725	3,887

The maximum exposure to credit risk of financial assets at the reporting date by type of counterparty is:

	December 31,	December 31,
	2012	2013
	NIS millions	NIS millions

Receivables from subscribers	2,677	2,071
Receivables from distributors and other operators	67	172
Investment in government of Israel debt securities	292	295
Investment in institutional debt securities	199	214
Cash and cash equivalents in banks	1,414	1,057
Other	76	78
	4,725	3,887

Impairment losses
The aging of financial assets at the reporting date was as follows:

	Gross	Impairment	Gross	Impairment
	2012		2013
	NIS millions	NIS millions	NIS millions	NIS millions

Not past due	4,580	13	3,771	21
Past due less than one year	171	79	171	72
Past due more than one year	309	243	219	181
	5,060	335	4,161	274

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2012	2013
	NIS millions	NIS millions

Balance at January 1	311	335
Impairment loss recognized	(50)	(142)
Doubtful debt expenses	74	81
Balance at December 31	335	274

The allowance accounts in respect of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amount considered irrecoverable is written off against the trade receivable directly.

Liquidity risk
The following are the maturities of contractual of financial liabilities and other non-contractual liabilities, including estimated interest payments and excluding the impact of netting agreements:

December 31, 2013	Carrying	Contractual					More than
	amount	Cash flows	1st year	2nd year	3rd year	4-5 years	5 years
	NIS millions

Debentures*	(5,631)	(6,270)	(1,388)	(1,328)	(1,267)	(1,735)	(552)
Trade and other payables	(678)	(678)	(678)	-	-	-	-
Forward exchange contracts on foreign currencies	(7)	(7)	(7)	-	-	-	-
Forward exchange contracts on CPI	(23)	(23)	(18)	(5)	-	-	-
Credit and loans from banks	(12)	(12)	(7)	(5)	-	-	-
Long-term liabilities to trade payables	(3)	(3)	-	(3)	-	-	-
	(6,354)	(6,993)	(2,098)	(1,341)	(1,267)	(1,735)	(552)

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
	NIS millions

December 31, 2013
Forward exchange
contracts:
Assets	-	-	-	-	-	-	-
Liabilities	(6)	(6)	(6)	-	-	-	-
	(6)	(6)	(6)	-	-	-	-

	Carrying	Contractual					More than
	amount	Cash flows	1st year	2nd year	3rd year	4-5 years	5 years
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
	NIS millions

December 31, 2013
Forward exchange
contracts:
Assets	-	-	-	-	-	-	-
Liabilities	(6)	(6)	(6)	-	-	-	-
	(6)	(6)	(6)	-	-	-	-

	Carrying	Contractual					More than
	amount	Cash flows	1st year	2nd year	3rd year	4-5 years	5 years
December 31, 2012	NIS millions
Forward exchange
contracts:
Assets	-	-	-	-	-	-	-
Liabilities	(8)	(8)	(8)	-	-	-	-
	(8)	(8)	(8)	-	-	-	-

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

Currency risk and CPI

The Group's exposure to foreign currency risk and CPI was as follows based on notional amounts:

	December 31, 2012			December 31, 2013
	In or linked			In or linked
	to foreign			to foreign
	currencies	Linked		currencies	Linked
	(mainly USD)	to CPI	Unlinked	(mainly USD)	to CPI	Unlinked
	NIS millions			NIS millions
Current assets
Cash and cash equivalents	14	-	1,400	13	-	1,044
Current investments, including derivatives	2	262	229	3	274	236
Trade receivables	23	-	1,833	19	-	1,712
Other receivables, including derivatives	-	2	5	-	1	6

Non- current assets
Long-term receivables	-	19	936	-	17	562

Current liabilities
Current maturities of debentures and long-term loans and short-term credit	-	(820)	(309)	-	(793)	(307)
Trade payables and accrued expenses	(248)	-	(579)	(140)	-	(442)
Other current liabilities, including derivatives	(10)	(155)	(249)	(7)	(140)	(180)

Non- current liabilities
Long-term loans from banks	-	-	(10)	-	-	(5)
Debentures	-	(3,881)	(1,487)	-	(3,149)	(1,183)
Other non- current liabilities	-	(16)	(2)	-	(5)	(3)
	(219)	(4,589)	1,767	(112)	(3,795)	1,440

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

Currency risk and CPI (cont'd)

The Group's exposure to linkage and foreign currency risk in respect of derivatives is as follows:

	December 31, 2013
	Currency/ linkage receivable	Currency/ linkage payable	Notional Value	Fair value
			NIS millions
Instruments not used for hedging
Forward exchange contracts on foreign currencies	USD	NIS	70	(1)
Forward exchange contracts on CPI	CPI	NIS	1,675	(22)
Foreign currency call options	USD	NIS	231	1

Instruments used for hedging
Forward exchange contracts on foreign currencies	USD	NIS	90	(6)

	December 31, 2012
	Currency/ linkage receivable	Currency/ linkage payable	Notional Value	Fair value
			NIS millions
Instruments not used for hedging
Forward exchange contracts on foreign currencies	USD	NIS	59	(2)
Forward exchange contracts on CPI	CPI	NIS	1,625	(25)
Foreign currency call options	USD	NIS	198	2

Instruments used for hedging
Forward exchange contracts on foreign currencies	USD	NIS	267	(8)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

Currency risk and CPI (cont'd)

Sensitivity analysis
A change of the CPI as at December 31, 2013 and 2012 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2012.

		Equity	Net income
	Change	NIS millions	NIS millions

December 31, 2013
Increase in the CPI of	2.0%	(32)	(32)
Increase in the CPI of	1.0%	(16)	(16)
Decrease in the CPI of	(1.0%)	16	16
Decrease in the CPI of	(2.0%)	32	32

December 31, 2012
Increase in the CPI of	2.0%	(46)	(46)
Increase in the CPI of	1.0%	(23)	(23)
Decrease in the CPI of	(1.0%)	23	23
Decrease in the CPI of	(2.0%)	46	46

Sensitivity of change in foreign exchange rate is immaterial as at December 31, 2013 and 2012.

Interest rate risk

Profile
At the reporting date the interest rate profile of the Group's interest-bearing financial instruments, not including derivatives, was:

	Carrying amount
	2012	2013
	NIS millions	NIS millions
Fixed rate instruments
Financial assets	1,854	1,500
Financial liabilities	(6,503)	(5,435)
	(4,649)	(3,935)
Variable rate instruments
Financial assets	19	12
Financial liabilities	(3)	(2)
	16	10

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

	Equity				Profit or loss
	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease
	NIS millions				NIS millions
December 31, 2013
Fair value sensitivity (net)	(12)	12	(6)	6	(12)	12	(6)	6

	Equity				Profit or loss
	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease
	NIS millions				NIS millions
December 31, 2012
Fair value sensitivity (net)	(11)	11	(6)	6	(11)	11	(6)	6

Cash flow sensitivity analysis for variable rate instruments
A change of 1% in interest rates at the end of the reporting period would have increased (decreased) equity and profit or loss by immaterial amounts.

Fair Values

(1)	Financial instruments measured at fair value for disclosure purposes only

The book value of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, current investments, including derivatives, short-term credit and loans, trade and other payables, including derivatives, long-term loans from banks and other long-term liabilities, are equal or approximate to their fair value.

The fair values of the remaining financial liabilities and their book values as presented in the consolidated statements of financial position are as follows:

	December 31, 2012		December 31, 2013
	Book value	Fair value	Book value	Fair value *
	NIS millions		NIS millions
Debentures including current maturities and accrued interest	(6,736)	(6,485)	(5,631)	(6,098)

* The fair value includes principal and interest in a total sum of approximately NIS 672 million, paid in January 2014, after the end of the reporting period.

The fair value of marketable debentures is determined by reference to the quoted closing asking price at the reporting date (level 1).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

(2)	Fair value hierarchy of financial instruments measured at fair value

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1: quoted prices (unadjusted) in active markets for identical instruments.
Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
Level 3: inputs that are not based on observable market data (unobservable inputs).

	December 31, 2013
	Level 1	Level 2	Level 3	Total
	NIS millions	NIS millions	NIS millions	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	509	-	-	509
Long-term receivables	-	47	-	47
Derivatives	-	4	-	4
Total assets	509	51	-	560

Financial liabilities at fair value through profit or loss
Derivatives	-	(30)	-	(30)
Total liabilities	-	(30)	-	(30)

There have been no transfers during the year between Levels 1 and 2.

	December 31, 2012
	Level 1	Level 2	Level 3	Total
	NIS millions	NIS millions	NIS millions	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	491	-	-	491
Long-term receivables	-	43	-	43
Derivatives	-	2	-	2
Total assets	491	45	-	536

Financial liabilities at fair value through profit or loss
Derivatives	-	(35)	-	(35)
Total liabilities	-	(35)	-	(35)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

(3)	Details regarding fair value measurement at Levels 2

Financial instrument	Valuation method for determining fair value

Forward contracts
Fair value measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Foreign currency options	Fair value is measured based on the Black-Scholes formula.

(4)	Offset of financial assets and financial liabilities

The following table sets out the carrying amounts of recognized financial instruments that were offset in the statement of financial position:

	December 31, 2013
	Note	Gross amounts of recognized financial assets (liabilities)	Gross amounts of financial assets (liabilities) recognized and offset in the consolidated statements of financial position	Net amounts of financial assets (liabilities) presented in the consolidated statements of financial position
		NIS millions	NIS millions	NIS millions
Financial assets
Trade receivables	9	340	(264)	76
		340	(264)	76
Financial liabilities
Trade payables and accrued expenses	13	(316)	264	(52)
		(316)	264	(52)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

(4)	Offset of financial assets and financial liabilities (cont'd)

	December 31, 2012
	Note	Gross amounts of recognized financial assets (liabilities)	Gross amounts of financial assets (liabilities) recognized and offset in the consolidated statements of financial position	Net amounts of financial assets (liabilities) presented in the consolidated statements of financial position
		NIS millions	NIS millions	NIS millions
Financial assets
Trade receivables	9	288	(253)	35
		288	(253)	35
Financial liabilities
Trade payables and accrued expenses	13	(314)	253	(61)
		(314)	253	(61)

Note 22 - Revenues

Composition
	Year ended December 31,
	2011	2012	2013
	NIS millions	NIS millions	NIS millions

Revenues from equipment	1,747	1,356	942
Revenues from services:
Cellular services	4,047	3,279	2,797
Land-line services	272	599	559
Internet services	216	531	483
Other services	224	173	146
Total revenues from services	4,759	4,582	3,985
Total revenues	6,506	5,938	4,927

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 23 - Cost of Revenues

Composition

	Year ended December 31,
	2011	2012	2013
	NIS millions	NIS millions	NIS millions
According to source of income:
Cost of revenues from equipment	1,282	1,013	719
Cost of revenues from services	2,126	2,450	2,271
	3,408	3,463	2,990
According to its components:
Cost of revenues from equipment	1,282	1,013	719

Rent and related expenses	333	364	365
Salaries and related expenses	240	334	298
Fees to other operators and others	630	917	882
Cost of value added services	270	186	149
Depreciation and amortization	442	435	418
Royalties and fees (see Note 29(1)b)	133	129	91
Other	78	85	68
Total cost of revenues from services	2,126	2,450	2,271
	3,408	3,463	2,990

Note 24 - Selling and Marketing Expenses

Composition

	Year ended December 31,
	2011	2012	2013
	NIS millions	NIS millions	NIS millions
Salaries and related expenses	412	361	305
Commissions	237	193	161
Advertising and public relations	95	70	62
Depreciation and amortization	104	120	86
Other	142	121	103
	990	865	717

Note 25 - General and Administrative Expenses

Composition

	Year ended December 31,
	2011	2012	2013
	NIS millions	NIS millions	NIS millions
Salaries and related expenses	169	138	137
Depreciation and amortization	192	210	172
Rent and maintenance	72	79	74
Data processing and professional services	76	60	48
Allowance for doubtful accounts	81	74	81
Other	95	68	58
	685	629	570

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 26 - Financing Income and Expenses

Composition

	Year ended December 31,
	2011	2012	2013
	NIS millions	NIS millions	NIS millions
Interest income on deposits	34	25	15
Interest income from installment sale transactions	48	89	83
Net change in fair value of financial assets measured at fair value through profit or loss	17	28	20
Premium amortization	15	26	21
Foreign exchange differences and other	2	13	17
Financing income	116	181	156

Interest expenses on long-term liabilities	(286)	(346)	(308)
Linkage expenses to CPI on long-term liabilities	(91)	(68)	(77)
Net change in fair value of derivatives	(16)	(14)	(14)
Other	(16)	(12)	(3)
Financing expenses	(409)	(440)	(402)
Net financing expenses recognized in profit or loss	(293)	(259)	(246)

Note 27 - Income Tax

A.	Details regarding the tax environment of the Group

(1)	Corporate tax rate

(a)	Presented hereunder are the tax rates relevant to the Company in the years 2011-2013:
2011 – 24%
2012 – 25%
2013 – 25%

On August 5, 2013, the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2013 was published in the Official Gazette, by which, inter alia, the corporate tax rate would be raised by 1.5% to a rate of 26.5% as from 2014.

The deferred tax balances as at December 31, 2013, were calculated according to the new tax rates specified in the Law for Changes in National Priorities, at the tax rate expected to apply on the date of reversal. The effect of the change on the financial statements as at December 31, 2013, is reflected in a one-time deferred tax expense, net, in the amount of approximately NIS 7 million, as a result of an increase in deferred tax liabilities and in deferred tax assets in the amount of NIS 8 million and NIS 1 million, respectively.

Current taxes for the reported periods are calculated according to the tax rates presented above.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 27 - Income Tax (cont'd)

(b)
On February 4, 2010, Amendment 174 to the Income Tax Ordinance (New Version) – 1961 (hereinafter – “the Ordinance”) was published in the Official Gazette. The amendment added Section 87A to the Ordinance, which provides a temporary order whereby Accounting Standard No. 29 “Adoption of International Financial Reporting Standards (IFRS)” that was issued by the Israel Accounting Standards Board shall not apply when determining the taxable income for the 2007, 2008 and 2009 tax years even if this standard was applied when preparing the financial statements (hereinafter – “the Temporary Order”). On January 12, 2012, Amendment 188 to the Ordinance was issued, by which the Temporary Order was amended so that Standard 29 shall not apply also when determining the taxable income for 2010 and 2011.

B.	Composition of income tax expense (income)

	Year ended December 31,
	2011	2012	2013
	NIS millions	NIS millions	NIS millions

Current tax expense (income)
Current year	288	201	128
Adjustments for prior years, net	-	11	(1)
	288	212	127

Deferred tax expense (income)
Creation and reversal of temporary differences	(17)	(17)	(17)
Change in tax rate	33	-	7
	16	(17)	(10)

Income tax expense	304	195	117

C.	Income tax in respect of other comprehensive income

	Year ended December 31, 2013
	Before tax	Tax benefit	Net of tax
	NIS millions	NIS millions	NIS millions

Other comprehensive income items	(3)	1	(2)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 27 - Income Tax (cont'd)

C.	Income tax in respect of other comprehensive income (cont'd)

	Year ended December 31, 2012
	Before tax	Tax benefit	Net of tax
	NIS millions	NIS millions	NIS millions

Other comprehensive income items	(26)	6	(20)

	Year ended December 31, 2011
	Before tax	Tax expenses	Net of tax
	NIS millions	NIS millions	NIS millions

Other comprehensive income items	37	(9)	28

D.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense

	Year ended December 31,
	2011	2012	2013
	NIS millions	NIS millions	NIS millions

Profit before taxes on income	1,129	726	405
Primary tax rate of the Group	24%	25%	25%

Tax calculated according to the Group’s primary tax rate	271	182	101

Additional tax in respect of:

Non-deductible expenses	4	8	6
Taxes in respect of previous years	-	11	(1)
Effect of change in tax rate	33	-	7
Tax exempt income	-	-	(2)
Other differences	(4)	(6)	6

Income tax expenses	304	195	117

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 27 - Income Tax (cont'd)

E.           Deferred tax assets and liabilities

(1)           Recognized deferred tax assets and liabilities

Deferred taxes are calculated according to the tax rate anticipated to be in effect on the date of reversal as stated above.

The movement in deferred tax assets and liabilities is attributable to the following items:

	Allowance for doubtful debts	Property, plant and equipment and intangible assets	Hedging transactions	Carry forward tax deductions and losses	Other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Balance of deferred tax asset (liability) as at January 1, 2013	84	(251)	4	26	26	(111)
Changes recognized in profit or loss	(11)	46	-	(11)	(14)	10
Changes recognized in other comprehensive income	-	-	1	-	-	1

Balance of deferred tax asset (liability) as at December 31, 2013	73	(205)	5	15	12	(100)

Deferred tax asset	73	61	5	15	20	174
Offset of balances						(152)

Deferred tax asset in the consolidated statements of financial position as at December 31, 2013						22

Deferred tax liability	-	(266)	-	-	(8)	(274)
Offset of balances						152

Deferred tax liability in the consolidated statements of financial position as at December 31, 2013						(122)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 27 - Income Tax (cont'd)

	Allowance for doubtful debts	Property, plant and equipment and intangible assets	Hedging transactions	Carry forward tax deductions and losses	Other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Balance of deferred tax asset (liability) as at January 1, 2012	78	(282)	(2)	22	50	(134)
Changes recognized in profit or loss	6	31	-	4	(24)	17
Changes recognized in other comprehensive income	-	-	6	-	-	6

Balance of deferred tax asset (liability) as at December 31, 2012	84	(251)	4	26	26	(111)

Deferred tax asset	84	23	4	26	32	169
Offset of balances						(135)

Deferred tax asset in the consolidated statements of financial position as at December 31, 2012						34

Deferred tax liability	-	(274)	-	-	(6)	(280)
						135

Deferred tax liability in the consolidated statements of financial position as at December 31, 2012						(145)

(2)	Unrecognized deferred tax liability

As at December 31, 2013 a deferred tax liability for temporary differences related to an investment in a subsidiary was not recognized because the decision as to whether to sell the investment rests with the Group and it is satisfied that it will not be sold in the foreseeable future.

F.	Tax assessments

The Company has received final tax assessments up to and including the year ended December 31, 2008 (2008 fiscal year). Netvision has received final tax assessments up to and including the year ended December 31, 2011 (2011 fiscal year).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 28 - Operating Leases

Non-cancelable operating lease rentals are payable as follows:

December 31,
2013
NIS millions
Less than one year	277
Between one and five years	702
More than five years	300
1,279

During the year ended December 31, 2013, NIS 276 million was recognized as expenses in respect of operating leases in the consolidated statements of income (2012 and 2011, NIS 320 million and NIS 298 million, respectively).

Major operating lease and service agreements:

a.	Office buildings and warehouses- there are lease agreements for periods of up to 15 years and 10 months.

b.	Switching stations- there are lease agreements for switching station locations for periods of up to 19 years and 7 months.

c.	Cell sites- there are lease agreements for cell sites for periods of up to 21 years and 10 months.

d.	Service centers, retail stores and stands - there are lease agreements for service and installation centers and stands for periods of up to 14 years and 8 months.

e.	Transmission services for cell sites and switches up to 6 years.

f.	Motor vehicles - lease for a period of 3 years.

Note 29 - Commitments

1.	The Group has commitments regarding the license it was granted in 1994, most of which are:

a.	Not to pledge any of the assets used to execute the license without the advance consent of the Ministry of Communications.

b.	To pay the State of Israel (the State) royalties equal to a certain percentage from each of the Company’s and Netvision's certain revenues. As of 2013, the rate of such royalties was 0%.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 29 - Commitments (cont'd)

c.
The Company's shareholders' joint equity, combined with the Company's equity, shall not amount to less than US$ 200 million. Regarding this stipulation, a shareholder holding less than 10% of the rights to the Company's equity is not taken into account.

The Group is in compliance with the above conditions.

2.
As at December 31, 2013, the Group has commitments to purchase equipment for the communication network, end user equipment and systems and software maintenance, in a total amount of approximately NIS 879 million.

3.
During 2013 the Group renewed an agreement with Amdocs for the provision of operation, maintenance, management and development services for its billing and customer care system of Cellcom and Netvision, until February 2024. The Group may terminate the agreement after August 2016, subject to termination payment. In addition the Group entered into another agreement with Amdocs for the development of a new version for its billing system which will serve Cellcom and Netvision. The commitments for the group according to those agreements estimated at NIS 91 million.

4.
In December 2013, the Company entered into an agreement with Pelephone and Golan for the construction and operation of a shared 4G radio network, an agreement with Pelephone for the sharing of passive elements of cell sites for existing networks and an Indefeasible Right of Use ("IRU") agreement with Golan, regarding the Company's 2G and 3G radio networks.

4G radio network – the three operators will cooperate in obtaining frequencies for the 4G network. The 4G radio network is to be constructed and operated by a separate, newly created entity that will be equally owned by the Company and Pelephone and overseen by a steering committee comprised of representatives of all three operators, which will make strategic decisions regarding the 4G network by majority vote. Each operator will be required to purchase and operate its own core network. Shared costs shall generally be divided equally among the three operators, subject to certain conditions and limitations. The Agreement is generally for a period of at least fifteen (15) years.

Passive cell site sharing - the newly created entity will manage and maintain all of the passive elements of cell sites and unify passive elements of the Company's and Pelephone's cell sites, which are currently used for the 2G and 3G networks and will also manage and maintain the radio networks for the Company and Pelephone, generally for a period of at least fifteen (15) years. Costs for site sharing shall be divided generally between the Company and Pelephone, subject to certain adjustments. Each operator shall bear its own costs for management and maintenance of existing networks and will continue to operate its own core network.

2G and 3G IRU - Golan will be granted a right of use to the Company's 2G and 3G radio network (generally for at least five (5) years and for as long as they are operational), which will replace Golan's current national roaming agreement with the Company. Golan shall continue to operate its own core network.

Effectiveness of the agreements is subject to the approval of the Ministry of Communications and the Israeli Antitrust Commissioner to all the agreements. The Company can provide no assurance that such approvals will be granted.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 29 - Commitments (cont'd)

5.
Between 2003 and 2013, Netvision entered into a number of agreements with Mediterranean Nautilus Ltd. and Mediterranean Nautilus (Israel) Ltd., or together Med Nautilus, for the purchase of rights of use of certain telecommunications capacities on Med Nautilus' communication cables, as well as maintenance and operation services relating to these cables. The 2013 agreement includes an option pursuant to which Netvision may expand the purchased capacity. The term of the agreement with respect the capacity purchased from Med Nautilus is in effect until May 2032. Netvision has the option to terminate agreements with respect to parts of the capacity in 2022 and 2027. The remainder of the obligation under all existing agreements as of December 31, 2013 is NIS 347 million.

6.
In March 2012 and May 2013, the Company entered agreements with Apple Sales International, for the purchase and distribution of iPad and iPhone products, respectively, in Israel. Under the terms of the agreements, the Company has committed to purchase a minimum quantity of iPad and iPhone products, respectively, over a period of three years, which is expected to represent a significant portion of the Company's expected total tablets and cellular handsets purchase amounts, respectively, over that period. The total amount of the purchases will depend on the iPad and iPhone products respective purchase price at the time of purchase.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 30 - Contingent Liabilities

In the ordinary course of business, the Group is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the consolidated financial statements in respect of all lawsuits against the Group amounted to NIS 66 million (see also Note 14, regarding provisions).

Described hereunder are the outstanding lawsuits against the Group, classified into groups with similar characteristic. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group.

1.	Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly purported class actions, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. As of December 31, 2013, the amounts claimed from the Group by its customers sum up to NIS 2,785 million (including two class actions as detailed below). In addition, there are other purported class actions, in which the amount claimed has not been quantified if certified as class actions and in respect of which the Group has an additional exposure to the above mentioned. In addition, there are other purported class actions for approximately NIS 528 million, that have been filed against the Group and other defendants together without specifying the amount claimed from the Group, which the Group has an additional exposure to the above mentioned.

In November 2013, the District Court of Central Region approved a request to certify a lawsuit filed against the Group in September 2011 as a class action, relating to an allegation that the Group breached the agreements with its subscribers by failing to provide them with the full rebates they are entitled to under their agreements. The total amount claimed was estimated by the plaintiff to be approximately NIS 15 million.

For additional details of class actions and purported class actions in an amount estimated by the plaintiffs to be over NIS 1 billion, which were terminated during the reporting period, see below.

Of all claims, there are purported class actions in the amount of NIS 163 million, which at this early stage it is not possible to assess their chances of success.

In three purported class actions in a total amount estimated by the plaintiffs to be approximately NIS 220 million and in additional purported class action for approximately NIS 28 million that has been filed against the Group and other defendant together without specifying the amount claimed from the Group, settlement agreements or dismissal arrangements were filed with the court and the procedures are still pending.

After the end of the reporting period, a purported class action has been filed against the Group in which the amount claimed has not been quantified and another purported class action has

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

 Note 30 - Contingent Liabilities (cont'd)

been filed against the Group and other defendant together, in which the amount claimed has not been quantified. At this early stage it is not possible to assess the chances of their success.

After the end of the reporting period, the Supreme Court annulled the previously reported District Court judgment from December 2011 against the Company in a class action, and approved a settlement agreement according to which the Company shall repay the sum of approximately NIS 11 million plus CPI linkage differences. An additional 12.5% of the sum will be paid to the plaintiffs and their attorneys. The class action was filed against the Company in March 2008, for an estimated sum of NIS 440 million and alleged that the Company breached the agreements with its subscribers by charging them for a call detail service that was previously provided free of charge, without obtaining their consent. The Company has recorded a provision in its financial statements.

After the end of the reporting period, four purported class actions against the Group, in the total sum estimated by the plaintiffs to be approximately NIS 41 million were dismissed.

After the end of the reporting period, a motion for dismissal of a purported class action in an amount estimated by the plaintiff to be approximately NIS 113 million, was filed with the court and the procedure is still pending.

Described hereunder are the outstanding consumer class actions and purported class actions against the Group broken down by amount claimed if the lawsuit is certified as class action, as of December 31, 2013:

Claim amount	Number of claims	Total claims amount (NIS millions)
Up to NIS 100 million	27	704
NIS 100-500 million	10	2,072
Unquantified claims	7	-
Against the Group and other defendants together	4	528

Described hereunder are class actions and purported class actions against the Group, which were terminated during the reported period, in which the amount claimed was NIS 1 billion or more:

In 2013, the Group entered a settlement agreement in relation to a class action lawsuit and a similar purported class action, as follows:

In May 2013, the Israeli Supreme Court approved a settlement agreement in relation to (1) a lawsuit approved as a class action in November 2010 (in December 2010, the defendants filed a motion to appeal to the Israeli supreme Court) against Netvision, a wholly owned subsidiary of the Company, and two other long distance operators, for a total claimed amount estimated by the plaintiffs to be approximately NIS 2.2 billion, of which approximately NIS 818 million was attributed to Netvision, and (2) a similar purported class action filed against the same defendants in February 2012, for an amount estimated by the plaintiffs to be approximately NIS 2.7 billion claimed from Netvision (and from each of the other defendants). The plaintiffs in both the class action and the purported class action alleged that the defendants misled the purchasers of certain long distance prepaid calling cards, between the years 2004-2008, as to the amount of certain bonus minutes included in those cards and to a reduction of certain minutes under certain

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 30 - Contingent Liabilities (cont'd)

circumstances. Under the settlement agreement, Netvision and another defendant will provide certain long distance prepaid calling cards, free of charge, for an aggregate amount which is not material to the Group, and will further provide certain information in relation to the usage of the cards. The third defendant is not a party to the settlement agreement.

In July 2013, a purported class action filed against the Company in December 2010, regarding a network malfunction that occurred on December 1, 2010, was dismissed without prejudice, at the plaintiffs' request. The purported class action was filed by plaintiffs alleging to be the Company's subscribers, claiming compensation for damages (including mental anguish), in connection with allegations that the Company misled its subscribers in violation of its license and agreements with its subscribers, failed to provide service to its subscribers during the malfunction. Had the lawsuit been certified as a class action, the estimated claimed amount was approximately NIS 350 per customer in a private calling plan and NIS 700 per customer in a business calling plan and approximately NIS 1.183 billion for non-monetary damages as well as the relative portion of the monthly payment relating to the hours of the malfunction.

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

As of December 31, 2013, the amounts that are claimed from the Group under the said claims sum up to a total of approximately NIS 4.7 billion.

Described hereunder is the number of outstanding purported class actions concerning environmental issues, broken down by the amount claimed, if the lawsuit is certified as class action, as of December 31, 2013:

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

Note 30 - Contingent Liabilities (cont'd)

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

3.	Employees, subcontractors, suppliers, authorities and others claims

In the ordinary course of business, lawsuits have been filed against the Group by employees, subcontractors, suppliers, authorities and others which deal mostly in claims for breach of provisions of the law governing termination of employment and obligatory payments to employees, claims for breach of agreements, copyright and patent infringement and compulsory payments to authorities.

As of December 31, 2013, the amounts that are claimed from the Group under the said claims total approximately NIS 74 million. In addition, a lawsuit has been filed against the Company and two other cellular operators, for an alleged patent infringement in iPhone handsets, for non-monetary remedies.

Liens and guarantees

As part of issuance of the Series B, F and G debentures, the Company committed not to create liens on its assets, subject to certain exceptions.
The Group has given bank guarantees as follows:

a.	To the Government of Israel (to guarantee performance of the License) - US$ 10 million.
b.	To the Government of Israel (to guarantee performance of the Licenses of the Group) - NIS 34 million.
c.	To suppliers, government institutions and other - NIS 39 million.

Liens (Netvision)

To guarantee liabilities of Netvision towards banks (loans in a total amount of approximately NIS 10 million), floating pledges on the plant, equipment, financial assets, property and rights and fixed pledges on the equipment, share capital and goodwill of Netvision, have been recorded.

Netvision committed towards certain banks, not to create pledges on its assets (Negative Pledge), expect for certain exceptions.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 30 - Contingent Liabilities (cont'd)

Loans of consolidated companies, which balance as at December 31, 2013, is NIS 12 million, were secured by a current pledge on the consolidated companies' assets.

Note 31 - Regulation and Legislation

1.
In September 2010, the Communications Regulations (Telecommunications and Broadcasting) (Payment for Interconnecting), 2000, were amended to dramatically reduce maximum interconnect tariffs payable to cellular operators. Current tariffs are as follows:

·
the maximum interconnect tariff payable by a landline operator or a cellular operator for the completion of a call on another Israeli cellular network is  NIS 0.0591 per minute from January 1, 2013 and NIS 0.0555 per minute from January 1, 2014; and

·	the maximum interconnect tariff payable by a cellular operator for sending an SMS message to another Israeli cellular network is NIS 0.0014 from January 1, 2013; and NIS 0.0013 from January 1, 2014.

·
the tariffs do not include VAT and represent certain CPI linkage from 2009. The tariffs will be increased by the percentage of royalties payable to the Ministry of Communications by the operator (currently 0%).

In October 2013, the regulations were further amended to reduce the maximum interconnect tariffs payable to land line operators  from a varying tariff of NIS 0.0232-0.0421 to NIS 0.01  as of December 2013 and NIS 0.0101 as of January 2014.

2.
In March 2010 the Israeli Ministry of Interior Affairs submitted draft regulations setting conditions for the application of the exemption from obtaining building permits for the construction of radio access devices, for the approval of the Economy Committee of the Israeli Parliament. The proposed conditions will render the construction of radio access devices based on the exemption practically impossible. In September 2010, the Israeli Supreme Court issued an interim order prohibiting further construction of radio access devices in cellular networks in reliance on the exemption in effect until the enactment of the proposed regulations or other decision by the court. A further decision of the Supreme Court in February 2011, states that the order will not apply to the replacement of existing radio access devices under certain conditions. In September 2011, the order was relaxed to allow Hot Mobile and Golan to construct radio access devices in reliance on the exemption, under certain limitations. The Attorney General's opinion submitted in December 2013 to the court supports a permanent order to prevent the cellular operators, including the Company from constructing radio access devices in cellular networks in reliance on the exemption, until regulations limiting the operators' ability to construct radio access devices based on the exemption are enacted but allowing them to replace radio access devices under certain conditions and allowing Hot mobile and Golan to continue to construct radio access devices in reliance on the exemption, until July 2014.

3.
In March 2012, the Communications Law was amended so as to prohibit cellular operators from making any linkage between a cellular services transaction and a handset purchase transaction (under its license, the Company was required to provide such rebates or refunds to customers who purchased their handset elsewhere), including by way of offering airtime rebates or refunds for handsets, as of January 1, 2013.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 31 - Regulation and Legislation (cont'd)

4.	In November 2013, the Ministry of Communications instructed to discontinue any specific rebates and refunds to customers transferring from other cellular operators.

5.
In December 2013, the Company's cellular license was amended so as to place restrictions on the provision of data roaming services, including default blockage of such services, in effect as of March 2014.

6.
In May 2012, the Israeli Minister of Communications published a policy document regarding wireline wholesale services, which mainly provides for: (1) the creation of an effective wholesale telecommunications access market in Israel, as Bezeq and Hot will allow other operators that do not own an infrastructure, to use their infrastructure in order to provide services to end users; (2) the annulment of the structural separation between an owner of wireline infrastructure and its international landline operator and internet service provider affiliates and replacement thereof with an accounting separation within nine months from the date of execution of an agreement between the owner and another operator with a significant market share, unless the Minister of Communications finds that such annulment may considerably harm competition or the public. The Minister of Communications shall consider providing leniencies in relation to or annulment of the structural separation between an owner of wireline infrastructure and its cellular operator affiliate according to the pace of development of a wholesale market and the state of competition in the market. In case an effective wholesale market does not develop within twenty four months from the date of the policy document, the Ministry of Communications shall act to impose a structural separation in the owners of the wireline infrastructure between the infrastructure and the services provided through this infrastructure;(3) the annulment by the Minister of Communications of the structural separation in relation to television broadcasting services if there is a reasonable possibility of providing a basic package of television services through the internet by providers without a national landline infrastructure. The Minister of Communications shall consider imposing a requirement to provide television broadcasting services for the same price within a package of telecommunications services and separately;(4) a change of the supervision on Bezeq retail tariffs to maximum tariffs rather than the current setting of fixed tariffs within six months from the date of execution of an agreement between Bezeq and another operator, and (5) The wholesale market's tariffs and terms of agreement shall be agreed through negotiations between the owners of the wireline infrastructure (Bezeq and Hot) and the other operators and once agreed will be offered on the same terms, to all other operators, including the owner's affiliates.

In January and February 2014, the Ministry of Communications published hearings regarding terms for the provision of certain wholesale landline services by Bezeq and Hot and the maximum prices it intends to set for certain wholesale services to be provided by Bezeq. The Ministry of Communications noted it is reviewing applying certain wholesale obligations on all landline operators, including the Company. The Ministry of Communications further published its decision regarding the types of landline services that shall be offered through the wholesale landline market.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 31 - Regulation and Legislation (cont'd)

7.
In August 2013, the Communication law was amended so as to authorize the Minister of Communications to give instructions and to set interconnect tariffs and usage of another operator's network rates and supervised services prices, based not only on previous method of cost (according to a calculation method determined by the Minister of Communications) plus reasonable profit, but also on the basis of one of the following: (1) payment for services provided by a licensee; (2) payment for a comparable service; or (3) comparison to such services or interconnect tariffs in other countries. In addition, the Minister of Communications was authorized to give instructions in relation to structural separation for the provision of different services, including between services provided to a licensee and services provided to a subscriber.

8.
In August 2012, the Communications Law was amended so as to set gradual financial sanctions on communication operators, for breach of their licenses, the sum of which shall be calculated as a percentage of the operator's income and based on the gravity of the breach. The maximum amount per violation that may be imposed is approximately NIS 1.6 million plus 0.225% of the Company's annual revenue for the preceding year. The Ministry of Communications published criteria to be used for determining the sum of the imposed sanctions, including the impact on the competition, the duration of the violation, the number of subscribers affected, the benefit to the operator from the violation and prior violations. Following the publication of the guidelines, the MOC has substantially increased its supervision activities and imposed monetary sanctions, including on the Company (in immaterial sums).

Note 32 - Related Parties

A.           Balance sheet

	December 31,	December 31,
	2012	2013
	NIS millions	NIS millions
Cash and cash equivalents	207	190
Current liabilities	5	2
Long-term liability - debentures (including current maturity)*	186	157

* Debentures balance held by related parties, which includes debentures held for the benefit of the public, through, among others, provident funds, mutual funds and pension funds, as of December 31, 2013 and 2012, is NIS 184 million par value linked to the CPI and NIS 288 million par value linked to the CPI, respectively.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 32 - Related Parties (cont'd)

B.	Transactions with related and interested parties executed in the ordinary course of business at regular commercial terms:

	Year ended December 31,
	2011	2012	2013
	NIS millions	NIS millions	NIS millions
Income:

Revenues	26	8	8

Expenses:

Cost of revenues	43	12	4
Operating expenses	18	16	22

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

Executive officers also participate in the Group’s share option program (see Note 20, regarding share-based payments).

Key management personnel compensation is comprised of:

	Year ended December 31,
	2011	2012	2013
	NIS millions	NIS millions	NIS millions
Short-term employee benefits	11	3	4
Share-based payments	-	1	1

	11	4	5

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 32 - Related Parties (cont'd)

D.	An agreement with DIC

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

For details regarding Netvision's entrance into a number of agreements with Med-Nautilus in which a controlling owner has a personal interest, see Note 29(5).

Note 33 - Organization of Employees

In September 2013, the Company has recognized the Histadrut, an Israeli labor union, as the Company's and Netvision's employees representing labor union and has commenced negotiations regarding a collective employment agreement with the employees' representatives.