Form 20-F
period 2014-12-31
Cellcom Israel Ltd.
filed 2015-03-16
CIK 1385145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

10 Hagavish Street, Netanya  4250708, Israel

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

As of December 31, 2014, the Registrant had outstanding 100,584,490 Ordinary Shares, par value NIS 0.01 per share.

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
Unless we indicate otherwise, U.S. dollar translations of the NIS amounts presented in this annual report are translated for the convenience of the reader using the rate of NIS 3.889 to $1.00, the representative rate of exchange as of December 31, 2014 as published by the Bank of Israel. The translation is for the convenience of the reader only, and it does not represent the fair value of the translated assets and liabilities.

Trademarks

We have proprietary rights to trademarks used in this annual report which are important to our business. We have omitted the “®” and “™” designations for certain trademarks, but nonetheless reserve all rights to them.  Each trademark, trade name or service mark of any other company appearing in this annual report belongs to its respective holder.

Industry and Market Data

This annual report contains information about our market share, market position and industry data. Unless otherwise indicated, this statistical and other market information is based on statistics prepared by the Ministry of Communications of Israel, Brandman Marketing Research and Consultancy Institute, Sapio Research and Development, Geocartography Research Institute, Rotem TRI Institute, Informa Telecom, OVUM and Meida Shivuki C.I (survey institute). Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. We have not independently verified the accuracy of market data and industry forecasts contained in this annual report that were taken or derived from these industry publications.

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

The selected data presented below under the captions “Income Statement Data” and “Balance Sheet Data” for, and as of the end of, each of the years in the five-year period ended December 31, 2014, are derived from the consolidated financial statements of Cellcom Israel Ltd. and subsidiaries, which financial statements have been audited by Somekh Chaikin, an independent registered public accounting firm and a member firm of KPMG International. The consolidated financial statements as of  December 31, 2013 and 2014, and for each of the years in the three-year period ended December 31, 2014, and the report thereon, are included elsewhere in this annual report. The selected data should be read in conjunction with the consolidated financial statements, the related notes, and the independent registered public accounting firm’s report and the convenience translation of the consolidated financial statements as of and for the year ended December 31, 2014 into U.S. dollars solely for the convenience of the reader.

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

For your convenience, the following tables also contain U.S. dollar translations of the NIS amounts presented at December 31, 2014, translated using the rate of NIS 3.889 to $1.00, the representative rate of exchange on December 31, 2014 as published by the Bank of Israel.

	Year Ended December 31,
	2010	2011(1)	2012	2013	2014	2014
	(In NIS millions, except per share data)					(In US$ millions)
Income Statement Data:
Revenues	6,662	6,506	5,938	4,927	4,570	1,175
Cost of revenues	3,322	3,408	3,463	2,990	2,727	701
Selling and marketing expenses	756	990	865	717	672	173
General and administrative expenses	641	685	629	570	463	119
Other (income) expenses, net	5	1	(4)	(1)	46	12
Operating income	1,938	1,422	985	651	662	170
Financing expense, net	230	293	259	246	198	51
Income tax	417	304	195	117	110	28
Net income	1,291	825	531	288	354	91
Basic earnings per share	13.04	8.28	5.34	2.89	3.51	0.90
Diluted earnings per share	12.98	8.28	5.33	2.86	3.48	0.89
Weighted average ordinary shares used in calculation of basic earnings per share	98,979,544	99,476,671	99,481,487	99,495,525	99,924,306
Weighted average ordinary shares used in calculation of diluted earnings per share	99,480,791	99,511,433	99,609,722	100,319,724	100,706,282
Other Data:
EBITDA(2)	2,667	2,167	1,753	1,335	1,282	330
Capital expenditures	735	520	537	384	487	125
Dividends declared per share	13.85	7.88	1.31	0.85	-	-
Net cash from operating activities	2,380	1,332	1,641	1,556	1,557	400
Net cash used in investing activities	(889)	(1,656)	(708)	(344)	(350)	(90)
Net cash from (used in) financing activities	(1,861)	715	(439)	(1,569)	(1,106)	(284)
Cellular Subscribers (in thousands)(3)	3,394	3,349	3,199	3,092	2,967
Churn rate of cellular subscribers(4)	20.5%	25.1%	31.5%	36.8%	44%
Cellular ARPU (in NIS)(5)	144	106	88	78	72	19
Balance Sheet Data:
Cash	533	920	1,414	1,057	1,158	298
Working capital	924	679	1,232	1,082	837	215
Total assets	5,996	8,557	8,787	7,579	7,240	1,862
Total equity	341	187	500	710	1,092	281

(1)
The consolidated financial results for the year ended December 31, 2011 include the results of Netvision, our wholly owned subsidiary, for the months September through December 2011. We consummated the acquisition of Netvision on August 31, 2011.

(2)
EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net (excluding one-time expense related to employee retirement plan); income tax; depreciation and amortization and share based payments.  We present EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our significant debt), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets. EBITDA should not be considered in isolation or as a substitute for operating income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of our profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this annual report, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

The following is a reconciliation of net income to EBITDA:

	Year Ended December 31,
	2010	2011	2012	2013	2014	2014
	(In NIS millions)					(In US$ millions)

Net income	1,291	825	531	288	354	91
Financing expense, net	230	293	259	246	198	51
Other expenses (income), net	5	1	(4)	(1)	7	2
Taxes on income	417	304	195	117	110	28
Depreciation and amortization	724	738	765	676	610	157
Share based payments	-	6	7	9	3	1
EBITDA	2,667	2,167	1,753	1,335	1,282	330

(3)
Cellular subscriber data refers to active subscribers.  We use a six-month method of calculating our cellular subscriber base, which means that we deduct subscribers from our subscriber base after six months of no revenue generation and activity on our network by or in relation to the post-paid subscribers, no revenue generating calls or SMS for pre-paid subscribers and no data usage or less than NIS 1 of accumulated revenues for M2M (machine to machine) subscribers. The six-month method is, to the best of our knowledge, consistent with the methodology used by other cellular providers in Israel. During the fourth quarter of 2011, we removed approximately 52,000 subscribers from our subscribers base, which included subscribers using our TDMA network who had not requested a transfer to our other networks following the shutdown of our TDMA network as of December 31, 2011, and subscribers who ceased using our services following a change to our policy which previously allowed subscribers to change from post to prepaid subscription as a result of the reduction of early termination fees in plans which include a commitment to a predefined period, or Early Termination Fees, in the cellular market in early 2011. These changes affected other key performance indicators. In the fourth quarter of 2012 we removed approximately 138,000 M2M subscribers from our subscriber base, following the addition of the above revenue generation criterion for M2M subscribers. This change had an immaterial effect on our ARPU for 2012. In the fourth quarter of 2013, we removed approximately 64,000 subscribers from our subscriber base, following a change to our prepaid subscribers counting mechanism. As a result of such change, we add a prepaid subscriber to our subscribers base only upon charging a prepaid card and remove them from our subscribers base after six months of no revenue generating calls or SMS. Following each of these changes, we have not restated prior subscriber data to conform with this change.

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

We have set out below the calculation of cellular ARPU for each of the periods presented:

	Year Ended December 31,
	2010	2011	2012	2013	2014	2014
	(In NIS millions, except number of subscribers and months)					(In US$ millions)
Revenues	6,662	6,506	5,938	4,927	4,570	1,175
less revenues from equipment sales	802	1,747	1,356	942	1,005	258
less other revenues*	124	484	1,125	1,034	941	242
Revenues used in cellular ARPU calculation	5,736	4,275	3,457	2,951	2,624	675
Average number of cellular subscribers	3,322,891	3,361,803	3,291,843	3,135,857	3,034,946	3,034,946
Months during period	12	12	12	12	12	12
Cellular ARPU (in NIS, per month)	144	106	88	78	72	19
*	Other revenues include revenues from other communications services such as ISP, transmission services, local and international landline services and repair services.

Exchange Rate Information

The following table shows, for each of the months indicated, the high and low exchange rates between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:

Month	High (NIS)	Low (NIS)
September 2014	3.695	3.578
October 2014	3.793	3.644
November 2014	3.889	3.782
December 2014	3.994	3.889
January 2015	3.998	3.889
February 2015	3.966	3.844

On March 13, 2015 the daily representative rate of exchange between the NIS and U.S. dollar as published by the Bank of Israel was NIS 4.015 to $1.00.

The following table shows, for periods indicated, the average exchange rate between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar, calculated based on the average of the representative rates of exchange on the last day of each month during the relevant period as published by the Bank of Israel:

Year	Average (NIS)
2010	3.732
2011	3.582
2012	3.844
2013	3.601
2014	3.593

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

A substantial part of our operations is subject to the Israeli Communications Law, 1982, the Israeli Wireless Telegraph Ordinance (New Version), 1972, the regulations promulgated thereunder and the licenses for the provision of different telecommunications services that we received from the Ministry of Communications in accordance with the Communications Law.  The interpretation and implementation of the Communications Law, Wireless Telegraph Ordinance and regulations and the provisions of our general licenses, as well as our other licenses, are not certain and subject to change, and disagreements have arisen and may arise in the future between the Ministry of Communications, or MOC, and us. The Communications Law and regulations thereunder grant the Ministry of Communications extensive regulatory and supervisory authority with regard to our activities, as well as the authority to impose substantial sanctions in the event of a breach of our licenses or the applicable laws and regulations. Further, in the event that we materially violate the terms of our licenses, the Ministry of Communications has the authority to revoke them. Our operations are also subject to the regulatory and supervisory authority of other Israeli regulators which have the authority to impose criminal and administrative sanctions against us.

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

Further, our business and results of operations could be materially and adversely affected by new legislation and decisions by regulators or the courts that:

·
do not approve the network and site sharing agreements we entered with Pelephone communications Ltd., or Pelephone, and Golan Telecom Ltd., or Golan, our competitors, or approve them subject to conditions that are adverse to us,   more so if the regulators do approve a similar agreement between our other competitors, or provide such approval on an earlier date than for our agreements or under more lenient terms. For additional details, see "- We face intense competition in all aspects of our business" and "We may be adversely affected by the significant technological and other changes in the cellular communications industry; network sharing agreements, if approved, may have material adverse effects on our business" below and "Item 4. Information on The Company – B. Business Overview – Network and Technology - Network and Cell Sites Sharing Agreements" and "-Competition";

·
reduce tariffs, or otherwise intervene in the pricing policies for our products and services, including by: intervening in pricing of bundles of services or roaming services, or prohibiting subscription or other fees for certain services. For additional details regarding such steps already implemented and outstanding hearings see "Item 4. Information on the Company – B. Business Overview – Government Regulations – Tariff Supervision" and "Item 4. Information on The Company – B. Business Overview – Netvision`" for additional details;

·
set unfavorable national roaming tariffs or Mobile Virtual Network Operator, or MVNO, hosting tariffs, or require us to provide wholesale services on our landline infrastructure or provide and purchase such services at unfavorable tariffs, or set reduced interconnect tariffs so that they do not represent cost plus reasonable profit. See "Item 4. Information on the Company – B. Business Overview - "Government Regulations - Tariff Supervision", "-Additional MNOs", and "– Landline";

·
award new or smaller competitors certain benefits and leniencies not available to existing cellular operators, including through waiving, easing or not enforcing requirements set in the  licenses of mobile network operators, or MNOs, or by limiting our ability to compete, including by providing preference to new or smaller competitors in the allocation of frequencies or otherwise. See "Item 4. Information on the Company – B. Business Overview - Competition", "-Government Regulations – Mobile Virtual Network Operators" and "- Additional MNOs"  for additional details;

·	allow other operators to provide services previously provided only by us to our subscribers, including roaming services;

·	do not renew our licenses or the allocation of our frequencies or demand that we return frequencies allocated to us;

·	impose new safety or health-related requirements;

·	impose additional restrictions or requirements with respect to the construction and operation of cell sites or the networks, including in relation to site and network sharing;

·
impose restrictions on the provision of services or products we currently provide or regulate or otherwise intervene with the terms under which we advertise and market them and provide them to our subscribers, including in respect of existing agreements.;

·	limit or otherwise intervene with the services or products that we may sell;

·	set higher service standards or costly requirements relating to the service we provide our customers, both in relation to our network quality and coverage and our customer service;

·
impose the laws and regulations applicable to charge cards on the clearing services we provide to third party providers, including liability for misuse and liability imposed on internet online and telephonic transactions. The Israeli Attorney General has given such opinion to two separate tribunals (which have not yet ruled on the matter);

·	impose a stricter policy with respect to privacy protection, such as with regard to data protection, collection, amelioration or usage of data for marketing activities;

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

·
impose regulation on our recently launched OTT TV services, including the requirement to finance original productions, whether as TV provider or infrastructure (MNO and ISP) provider or imposing unfavorable terms for the usage of the Digital terrestrial television (DTT) broadcasting in Israel. See "- Item 4. Information on the Company – B. Business Overview – Government Regulations ― OTT TV".

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

The Israeli telecommunications market is highly competitive in many of its elements, including the cellular, internet access, or ISP, and international calling, or ILD, service markets. The competition level has increased substantially in recent years, following the entry of additional competitors and regulatory changes alleviating entry barriers and transfer barriers. The intensified competition led to price competition, the adverse effects of which includes an increased churn rate and increased subscriber acquisition costs, in addition to accelerated price erosion, specifically in the cellular market, all of which have ultimately led to a material decrease in revenues and profitability for us and other MNOs. The current level of competition and price erosion are expected to continue in the cellular, ISP and ILD markets and is expected to intensify in the multichannel television market following our recent entry to this market and in the landline market once the wholesale market, formally launched in February 2015, is effective. See also the "Competition" section under “Item 4. Information on the Company - B. Business Overview","-Netvision - ISP Business" and "-Netvision - Telephony Business". Should the current level of competition continue, it will continue to materially adversely affect our results of operations.  Any of the following developments materializing in our market, may result in a further  materially reduced profitability for us:

·
the approval and execution of a network sharing agreement between our competitors, more so if not coupled with an approval and execution of similar agreements by us, given the material savings in expenditures and investments that can be achieved by such sharing of networks, as well as from the exemption  from the requirement to build a 3rd generation network provided to our competitors Golan and Hot Mobile Ltd., or Hot Mobile, embedded in such network sharing approval. The approval of network sharing agreements would substantially decrease Golan and Hot's expenditures, specifically their variable cost per customer. Network sharing will also allow Hot Mobile and Golan to offer hosting services to MVNOs, whereas presently they do not. For details regarding the sharing agreements see "Item 4. Information on The Company – B. Business Overview – Network and Technology - Network and Cell Sites Sharing Agreements" and "-Government Regulation –Network Sharing".

·	tariffs maintained at their current level or decreasing even further, including as part of a bundle.

·
an ineffective landline wholesale market, including due to the pricing of the wholesale services in relation to the offering of services by the Bezeq and Hot groups at tariffs lower than prevailing market tariffs or lower than our costs for these services, as it may impede our ability to provide competitive bundles and adversely affect our services dependent on landline infrastructure currently purchased or to be purchased by us under the wholesale market, such as ISP, landline telephony, and OTT TV, more so when coupled with increasing demand for greater bandwidth, resulting in higher costs while revenues decrease.

·
increased competition in the hosting services market. If our sharing agreements are not approved, Golan may choose to purchase (subject to our national roaming agreement conditions) future national roaming services elsewhere or engage in a network sharing agreement with another operator, resulting in the loss of revenues from national roaming services to us. For details regarding the sharing agreements see "Item 4. Information on The Company –  B. Business Overview – Network and Technology - Network and Cell Sites Sharing Agreements".

·
annulment or further relaxation of the structural separation imposed on each of the Bezeq and Hot groups  as it will provide the Bezeq and Hot groups a competitive advantage, given their dominance in the landline telephony, TV and infrastructure markets. See "Item 4. Information on The Company –B. Business Overview –", "-Government Regulations – Landline" for additional details.

·
entrance of new competitors to any of the markets we operate in, or the entry of existing competitors to additional markets or segments where they are currently not or less active, or as a result of regulatory changes, allowing other operators to provide services currently provided only by us to our subscribers. See "Item 4. Information on The Company –B. Business Overview - Government Regulation – Our principal license", "Other Licenses –Unified License" and "-Additional MNOs".

·
the continued increased competition in the handsets market   , may result in decreased handset sales, and even an inability to meet our contractual obligations to purchase a minimal quantity of handsets from Apple,. See "Item 4. Information on The Company –B. Business Overview – Competition" for additional details.

·	inability to attract and retain subscribers to our recently launched OTT TV services or price erosion in the TV market due to increased competition.

We may not be able to obtain permits to construct and operate cell sites.

We depend on our network of cell sites to maintain and enhance network coverage for our subscribers. We also deploy and operate microwave sites as part of our transmission network.  The construction and operation of these various facilities are highly regulated and require us to obtain various consents and permits.

We have experienced difficulties in obtaining some of these consents and permits, particularly in obtaining building permits for cell sites from local planning and building authorities. As of December 31, 2014, we operated a small portion of our cell sites without building permits or applicable exemptions and approximately 33% of our cell sites without building permits in reliance on an exemption from the requirement to obtain a building permit, mainly for radio access devices. Our reliance on the exemption for radio access devices had been challenged and is currently awaiting ruling by the Israeli Supreme Court. Under an interim order issued by the Supreme Court in September 2010, we are unable to rely on the exemption in cellular networks, other than to replace existing radio access devices in certain conditions, until regulations limiting such reliance are enacted or a different decision by the court is made. Draft regulations submitted to the Economy Committee of the Israeli Parliament in March 2010 for approval, include significant limitations on the exemption which will render the construction of radio access devices based on the exemption practically impossible.

Additionally, District Court rulings adopted a narrower interpretation of 'rooftops', to which the exemption may be applied.

We also rely on the exemption for our rooftop microwave sites and signal amplifiers (known as 'repeaters'). It is unclear whether other types of repeaters require a building permit.

In addition, we may be operating a significant number of our cell sites in a manner that is not fully compatible with the building permits issued for these cell sites which may, in some cases, also constitute grounds for termination of our lease agreements for those sites or claims for breach of such agreements.

Operation of a cell site or other facility without a building permit or not in accordance with the permit or  other legal requirements may result in the issuance of a demolition order for the cell site or other facility or the bringing of criminal charges against us and our officers and directors. As of December 31, 2014, criminal and administrative proceedings were pending with respect to four sites and a demolition order has been granted with respect to two cell sites while the remaining two proceedings are pending further litigation.

Pursuant to the Israeli Non-Ionizing Radiation Law, 2006, the granting or renewal of an operating permit by the Commissioner of Environmental Radiation at the Ministry of Environmental Protection of Israel, or the Commissioner, for a cell site or other facility is subject to the receipt of a building permit or an exemption from such a permit. Should we fail to obtain building permits for our cell sites or other facilities, including in the event that our reliance upon an exemption from the requirement to obtain building permits for these cell sites and other facilities is found invalid, the Commissioner will not grant or renew our operating permits for those cell sites and other facilities. Since October 2007, the Commissioner will not grant or renew operating permits to radio access devices where the local planning and building committee’s engineer objected to our reliance upon the said exemption. Operating a cell site or a facility without an operating permit or in conflict with the permit or in violation of the Non-Ionizing Radiation Law, could subject us and our officers and directors to criminal, administrative and civil liability, to eviction orders in respect of the cell sites in breach, revocation or suspension of the permit, as well as to withholding the grant of permits to additional cell sites. Should any of our officers or directors be found guilty of an offense, they may face monetary penalties and a term of imprisonment.  Our cell sites may be the subject of demolition orders and we may be required to relocate cell sites to less favorable locations or stop operation of cell sites

Certain proposed amendments to the Non-Ionizing Radiation Law and Regulations and the Planning and Building Law, propose setting additional restrictions in relation to the operation of cell sites and other facilities, such as setting larger distance requirements between cell sites locations and residences or certain institutions.

In June 2010, proposed changes to the Israeli National Zoning Plan 36, or the Plan, which regulates cell site construction and operation, were approved by the Israeli National Council for Planning and Building and submitted for the approval of the Government of Israel. The proposed changes, if approved, would place additional restrictions on the construction and operation of cell sites. Several local planning and building authorities are claiming that Israeli cellular operators may not receive building permits, in reliance on the current Plan, for cell sites operating in frequencies not specifically detailed in the frequencies charts attached to the Plan and have refused to provide a building permit in a number of cases. The current proposed draft amendment to the Plan covers all new cell sites requiring a building permit, independently of the frequencies in which they operate. Most of our cell sites and many cell sites operated by other operators also operate in frequencies not specifically detailed in the Plan. In July 2011, an inter-ministry team of the Ministries of Communications, Finance, Interior, Environmental Protection and the Anti-Trust Commissionaire, published its recommendations regarding compulsory cell site sharing in the construction of new cell sites or modification of existing cell sites which require a building permit. If we are unable to obtain or rely on exemptions from obtaining or to renew building or other consents and permits for our existing cell sites or other facilities, or if any of the proposed changes noted above are adopted, it could adversely affect our existing network and its build-out, delay the deployment of our 4G network, negatively affect the extent, quality and capacity of our network coverage and our ability to continue to market our products and services effectively, all of which may have a material adverse effect on our results of operations and financial condition.

For additional details see “Item 4.B – Business Overview - Government Regulations - Permits for Cell Site Construction”.

We may be required to indemnify certain local planning and building committees in respect of claims against them.

Under the Israeli Planning and Building Law, 1965, by approving a building plan, local planning and building committees may be required to compensate for depreciation of properties included in or neighboring the approved plan.

As a precondition to obtaining a cell site construction permit from a planning and building committee, we are required to provide a letter to the committee indemnifying it for possible depreciation claims and  have provided hundreds of such indemnification letters to local planning and building committees. Calls upon our indemnification letters may have a material adverse effect on our financial condition and results of operations. We may also decide to demolish or relocate existing cell sites to less favorable locations or not at all, due to the obligation to provide indemnification. As a result, our existing service may be impaired or the expansion of our network coverage could be limited.

As of December 31, 2014we have one demand from a local committee to indemnify it  based on such an indemnification letter, for an immaterial amount.

Alleged health risks relating to non-ionizing radiation generated from cell sites and cellular devices may harm our prospects.

Handsets, accessories and various types of cell sites are known to be sources of non-ionizing radiation emissions and are the subject of a public debate and concern in Israel. While, to the best of our knowledge, the handsets that we market comply with the applicable legislation that relate to acceptable “specific absorption rate,” or SAR, levels, we rely on the SAR levels published by the manufacturers of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers’ approvals refer to a prototype handset, we have no information as to the actual level of SAR of the handsets throughout the lifecycle of the handsets, including in the case of handset repair. See also “Item 4. Information on the Company – B. Business Overview - Government Regulations - Handsets”. In July 2008, the Israeli Ministry of Health published recommendations to take precautionary measures when using cellular handsets, which has increased the concerns of the Israeli public. In May 2011, the International Agency for Research on Cancer, an agency of the World Health Organization, or WHO, issued a press release classifying radiofrequency electromagnetic fields as possibly carcinogenic to humans (Group 2B), based on an increased risk for glioma, a malignant type of brain cancer, associated with wireless phone use. In June 2011, the WHO publication noted that to date, no adverse health effects have been established as being caused by mobile phone use and while an increased risk of brain tumors is not established, the increasing use of mobile phones and the lack of data for mobile phone use over time periods longer than 15 years warrant further research of mobile phone use and brain cancer risk, particularly given recent popular use by younger people with potentially longer periods of exposure. However, in September 2014, the Israeli Ministry of Health updated the possibly carcinogenic to humans elements list in its site, according to the WHO classification. Several bills, aimed at increasing awareness of the possible risks of cellular phones usage, reducing usage thereof and introducing precautionary measures are awaiting deliberation by the Israeli Parliament. In January 2013, the Ministry of Science and Technology and the Ministry of Environmental Protection announced the establishment of a non-ionizing radiation information center that will provide information to the public, issue warnings and guidelines for reducing exposure to risks in general and specifically in regards to sensitive populations and perform and coordinate research in that regard.

Health concerns regarding cell sites have caused us difficulties in obtaining permits for cell site construction and obtaining or renewing leases for cell sites and even resulted in unlawful sabotage of a small number of cell sites and prompted proposed legislation aimed at increasing the minimum distance permitted between cell sites and certain institutions. Formal positions adopted by various Israeli Ministries with respect to radiation safety, include the position that cell sites constructed pursuant to a building permit are preferable to radio access devices, that 4G services involve some increase in the level of non-ionizing radiation the public will be exposed to and therefore should have limited permitted usage and that utilizing a cellular network to provide advanced services that can be provided through a landline network is not justified in light of the preventive care principle set forth in the Israeli Non-Ionizing Radiation Law.

If health concerns regarding non-ionizing radiation increase further, or if adverse findings in studies of non-ionizing radiation are published, non-ionizing radiation levels are found to be higher than the standards set for handsets and cell sites or additional requirements or limitations are imposed on the marketing of cellular products or services, we may be subject to health-related claims for substantial sums. Consumers may also be discouraged from using cellular handsets and regulators may impose additional restrictions on the construction and operation of cell sites or handset and accessories marketing and usage. As a result, we may experience increased difficulty in constructing and operating cell sites and obtaining leases for new cell site locations or renewing leases for existing locations, or be exposed to property depreciation claims; and we may lose revenues due to decreasing usage of our services and be subject to increased regulatory costs. We have not obtained insurance for these potential claims. See "Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings – Class Actions" for additional details on two class actions filed against us in that respect. An adverse outcome or settlement of any health-related litigation against us or any other provider of cellular services could have a material adverse effect on our results of operations, financial condition or prospects.

The unionizing of our employees may impede necessary organizational and personnel changes, result in increased costs or disruption to our operation.

In September 2013, we recognized the Histadrut, an Israeli labor union, as the union representing the Company's and Netvision's employees and in February 2015, we entered a collective employment agreement with the Company's employees' representatives and the Histadrut for a term of 3 years (2015-2017).   The agreement defines employment policy and terms in various aspects, including payments to the employees and procedures relating to manning a position, change of place of employment and dismissal, including management and employees' representative respective authority with regards to each. As a result, our day-to-day operations and our ability to execute organizational and personnel changes is more limited, cumbersome, costly and lengthy, as reflected in the voluntary retirement plan carried out in the second quarter of 2014, and may require more management attention, that would otherwise be available for our ongoing business. Although to date, we have not suffered any work stoppages or other disruptions to our operation, future disagreements with the employees' representatives may trigger an adverse impact on our services or customer service, changes may fail to be executed or be executed in a materially different way than planned, resulting in substantially lower savings than expected or requiring materially increased employment costs. Inability or limited ability to make organizational and personnel changes, as well as work stoppages or other disruption to our operations and limitations on management's discretion, may damage the efficiency and quality of our operations, and may lead to damage to our reputation, increased customer churn, loss of market share and reduced profitability.

We could be subject to legal claims due to the inability of our information systems to fully support our pricing plans.

In order to attract and retain the maximum number of subscribers in our highly competitive market, we design various pricing plans for stand-alone services as well as bundles of services. We require sophisticated information systems to accurately record subscriber usage pursuant to the particular terms of each subscriber’s plan as well as accurate database management and operation of a very large number of pricing plans.  From time to time, we have detected some discrepancies between certain pricing plans and the information processed by our internal information systems, such as applying an incorrect rebate or applying an incorrect tariff to a service resulting in a higher charge. We have invested substantial resources to refine and improve our information and control systems and ensure that our new pricing plans are appropriately processed by our information systems; we have also taken steps to remedy the identified discrepancies and have established reserves where the discrepancies are quantifiable. Despite our substantial investments, we may experience discrepancies in the future due to the multiplicity of our plans, the frequent changes to our licenses and relevant legislation governing our pricing plans and the scope of the processing tasks. While we are in the process of creating one billing and Customer Relation Management, or CRM, systems for both Cellcom and Netvision, until such process is completed, the involvement of both companies systems and integration process itself, increases the  risk for such discrepancies to occur. Further, while we invest substantial efforts in monitoring our employees and third-party distributors and dealers that market our services, it is possible that some of our employees, distributors or dealers may offer terms and make (or fail to make) representations to existing and prospective subscribers that do not fully conform to applicable law, our licenses or the terms of our pricing plans. As a result of these discrepancies, we may be subject to subscribers’ claims, including class action claims, and substantial sanctions for breach of our licenses or the applicable laws and regulations that may materially adversely affect our results of operations. Further, frequent and multiple changes to our general license and relevant legislation require ongoing changes to our operations, pricing plans and supporting information systems. Such changes increase the risk that our employees, distributors and dealers and our information systems will not fully support such changes. As of January 1, 2013, each discrepancy from the customer's pricing plan, remedied after the customer complained, awards the customer with predefined damages in an insignificant amount, but may aggregate to substantial amounts if paid to numerous customers on multiple occasions. Several purported class actions were filed against us in that respect. In August  2014, the Ministry of Communications proposed a bill aiming to impose substantially increased predefined damages for any discrepancy from the customer's pricing plan, which may aggregate to substantial sums if paid to numerous customers on multiple occasions.

We are exposed to, and currently are engaged in, a variety of legal proceedings, including class action lawsuits.

We provide services to millions of subscribers on a daily basis. As a result of the scope and magnitude of our operations, we are subject to the risk of a large number of lawsuits, including class action suits by consumers and consumer organizations, with respect to billing and other practices, such as customer care practices, marketing, including mass media marketing as well as sending commercial messages to customers, data collection and usage practices, offering practices of products and services, including third parties' products and services and practices related to the provision of such services to our customers, such as disclosure requirements. These actions are costly to defend and could result in significant judgments against us. Recent years were characterized by a substantial increase in the number of requests for certification of class actions filed and approved in Israel. In December 2011, a class action was decided against us (we appealed the decision and the Supreme Court annulled such judgment and approved a settlement). In November 2013, another request to certify a lawsuit filed against us as class action was approved. In addition, we have entered several settlement agreements, mostly for immaterial sums. The number of purported class actions filed against us in the last three years amounts to over one third of all purported class actions filed against us since our inception, thereby increasing our legal exposure and our legal costs in defending against such suits, which as a result may materially and adversely affect our financial results. This trend is expected to continue, encouraged also by amendments to the Consumer Protection Law, stricter policy by regulators, amendments to the Communications Law such as regulating "spam" as well as the growing tendency of adopting comprehensive and burdensome regulation for the telecommunications market. This trend is also expected to include higher involvement of consumer organizations (whether by filing such suits, opposing settlement agreements and advocating the filing of lawsuits) and the Advocate General (opposing settlement agreements). Currently, we are engaged in dozens of purported class action suits as a defendant, many of which are for substantial amounts. Should these requests to certify lawsuits against us as class actions are approved and succeed, this may have a material adverse effect on our financial results. For a summary of certain material legal proceedings against us, see “Item 8 – Financial Information - A. Consolidated Statements and Other Financial Information –Legal Proceedings”.

We employ thousands of employees and are therefore subject to the risk of employee lawsuits, including class action suits by employees.

We are subject to the risk of intellectual property rights claims against us, including in relation to television content, photographs, music, music-related or other content services we purchase from third party content providers. These claims may require us to initiate or defend protracted and costly litigation, regardless of the merits of these claims.  If any of these claims succeed, we may be forced to pay damages or may be required to obtain licenses for the infringing product or service, which, if in substantial sums, could harm our results of operations.  If we cannot obtain all necessary licenses on commercially reasonable terms, we may be forced to stop using or selling the products and services. We may not have insurance coverage for these types of claims.

Our operations are dependent on complex technology and information systems.

Our operations are dependent on a number of complex technological systems. The offering of bundles of services by us and Netvision, following our merger, increased the number of complex technological systems involved in providing service to our customers and in the billing process of our customers, resulting in some cases in cumbersome procedures, inefficient usage of resources and lack of uniformity. The occurrence of malfunctions in such complex and ever changing and expanding systems is inevitable. In addition, we are in the process of implementing one billing system and one CRM system for both companies, which may result in larger expenditures than anticipated, require significant management attention that would otherwise be available for our ongoing business, or lead to unforeseen operating difficulties and malfunctions, which may lead to loss of revenues, legal claims and regulatory sanctions. We are substantially relying on outsourced services in respect of our critical information systems, which could result in an adverse effect on the quality of our customer service, loss of internal knowledge and capabilities and substantially higher dependency on the supplier of such outsourced services, and which may lead to diversion of management attention. For additional details regarding our information systems agreements, see "Item 4. Information on the Company - B. Business Overview - Network and Technology - Information technology". A malfunction in any of our systems which severely impacts our ability to provide products and services to our customers may result in loss of revenues to us, may adversely impact our brand and service perception, and expose us to legal claims, all of which may adversely affect our results of operations.

Our operations are dependent on various information systems. The unauthorized entry to or disruption of operation of these information systems, including due to cyber attacks, may result in damage to us and our customers. Such damages could include our inability to provide certain services without disruptions, if at all, our inability to bill for services rendered or loss of data to us and our customers, all of which may expose us to legal claims and liabilities. Further, any successful attacks on Netvision's customers' information systems, protected by Netvision's data security products, may also expose Netvision to legal claims and liability.

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

As a result of a rights offering effected by IDB in February 2015, the ownership percentages in IDB of its controlling shareholders, and consequently indirectly in us, have changed and will require the approval of the Ministry of Communications, including due to the Israeli holding requirements included in our communications licenses. We have already approached the Ministry of Communications and intend to file a formal request with the MOC for its approval of such changes, which may include a request to amend our communications licenses, including with regards to the Israeli holdings requirement in us as preset forth in such licenses. As of the date of the filing of this annual report, such changes in the ownership percentages in IDB are being contested by one of the controlling shareholders. See "Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders."

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

The telecommunications market is known for rapid and significant technological changes and requires ongoing investments in advanced technologies in order to remain competitive. In recent years we have witnessed a growing demand for Internet, content and data through advanced third and fourth generation cellular phones, smartphones, modems, tablets and other devices using cellular data that resulted in a rapid and immense growth of data traffic on cellular networks and required cellular operators to upgrade their networks to accord such demand. Transfer of subscribers to Unlimited Packages of services, MVNO hosting services and national roaming on our network, have contributed to the substantially growing demand for data traffic on our network, as well as to voice and text messages. We estimate that data traffic will continue to rapidly grow in the future. To meet the growing demand for cellular data traffic, we are required, among others, to continue our substantial investment in our 4G network (launched in 2014) and upgrading our transmission network, to allow larger capacity and higher data speed rates. In addition, as in order to provide optimal performance, our LTE network would require additional frequencies to those allocated to us under the LTE frequencies tender, as the Ministry of Communications expects us to evacuate 12 1800MHz which were allocated to us for our 2G network to be used by our LTE network, the frequencies available to our 2G network will be substantially fewer and may adversely affect our 2G network performance.

Under our network sharing agreement with Golan, the operation and maintenance of the shared 4G radio network will be carried out by a separate newly created entity, equally owned by us and  Golan. This means that should this agreement be approved and executed, decision making will no longer take only our interests and desires into consideration. Further, such unification of cell sites may results in local degradation of service to our customers due to relocation of cell sites which may lead to dissatisfaction among such customers and require us to invest in local solutions, such as repeaters. In addition, should Golan customers use solely our networks under the network sharing agreements, whereas presently they use both ours and Golan's cell sites, specifically if Golan's subscribers' data traffic would increase substantially, may result in adverse effect on our ability to continue to support the demand for cellular data traffic and market our products and services effectively, more so if we are unable to use Golan's cell sites. In addition, after termination of our network sharing agreement, Golan will be entitled to purchase usage rights in our passive infrastructure, which may limit our ability to use it to meet all our needs. For additional details regarding the network sharing agreements see "Item 4. Information on The Company – A. History And Development Of The Company- Our History - Strategic network sharing agreements in 2013" and "- B. Business Overview – Network and Technology - Network and Cell Sites Sharing Agreements".

If we cannot obtain or maintain favorable arrangements with foreign telecommunications operators, our services may be less attractive or less profitable.

We rely on agreements to provide roaming capabilities to our cellular subscribers in many areas outside Israel. As of December 31, 2014, we had roaming arrangements with 572 cellular providers in 179 countries around the world.  However, we cannot control the quality of the service that they provide and it may be inferior to the quality of service that we provide.  Equally, our subscribers may not be able to use some of the advanced features that they enjoy when making calls on our network.  Some of our competitors may be able to obtain lower roaming rates than we do because they may have larger call volumes or can use more favorable agreements of their overseas affiliates.  If our competitors’ providers can deliver a higher quality or a more cost effective roaming service, then subscribers may migrate to those competitors and our results of operation could be adversely affected, more so if the proposed amendment to our license, allowing other operators to provide roaming services to our subscribers, will be adopted.  Further, we may not be able to compel providers to participate in our technology migration and enhancement strategies.  As a result, our ability to implement technological innovations could be adversely affected if these overseas providers are unable or unwilling to cooperate with the further development of our network or if they cease to provide services comparable to those we offer on our network.

Inbound roaming to our network is also influenced by our ability to maintain favorable roaming arrangements. The entry of additional UMTS providers has not only increased competition regarding outgoing roaming services but also increased competition on inbound roaming services. Additional operators or the abovementioned proposed amendment to our license, may increase such competition further.

In recent years, roaming tariffs for our subscribers have decreased. If roaming tariffs continue to decrease including as a result of the increasing competition or the changing regulation, this could adversely affect our profitability and results of operations.

We also rely on agreements with foreign carriers to provide ILD services by Netvision as well as its international voice hubbing (providing ILD services to foreign operators) services. The risks detailed above in relation to roaming services and possible effects of such risks, apply to Netvion's ILD and hubbing services as well. See "Item 4. Information on The Company – B. Business Overview – Netvision – Telephony Business".

Our substantial debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability; regulatory change, market terms and our financial results may affect our possibilities to raise debt.

As of December 31, 2014, our total indebtedness was approximately NIS 4,640 million ($1,193 million), with our net debt at approximately NIS 2,962 million ($762 million). For additional details see "Item 5. Operating and Financial Review and Prospects.  – B. Liquidity and Capital Resources – General". The indentures governing our debentures currently permit us to incur additional indebtedness (subject in some cases to certain limitations). Given the significant decrease in our operating results in recent years, which we expect will continue and will adversely affect our cash flows going forward, our substantial debt could adversely affect our financial condition by, among other things

·
increasing our vulnerability to adverse economic, industry or business conditions, including increases in the Israeli Consumer Prices Index, or CPI, as  approximately NIS 3,222 million ($828 million) is CPI linked;

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

Following circulars of  the Commissioner of Capital Markets, Insurance and Savings in the Ministry of Finance published on October 2010 and August 2013,  instructing institutional investors to follow certain procedures and requirements before investing in non-governmental debentures our series F through I indentures include certain limitations and covenants, including a covenant not to issue additional debentures if it involves a rating downgrade, certain financial covenants, negative pledge, cross default, limitation on the distribution of dividends, obligation to pay additional interest in case of certain rating downgrades (which occurred under our series F and G debentures, in June 2013). For details regarding such limitations and covenants see "Item 5. Operating and Financial Review and Prospects.  – B. Liquidity and Capital Resources – Debt Service". These limitations are expected to apply to any additional debt incurred by us. These procedures, limitations and covenants limit our freedom to conduct our business, may impose additional costs on us and may limit our ability to borrow additional debt from Israeli institutional investors as well as adversely affect the terms and price of such debt raising.

Since 2011, we suffered a significant decrease in our operating results, following certain regulatory changes, intensified competition and price erosion (see "Item 4. Information on the Company – B. Business Overview –Competition" and "-Additional MNOs"). In May 2012 and in June 2013, the rating of our debentures was downgraded due to increased leverage and competitive pressure. This and any further downgrade in our rating, and any adverse change in our financial results, including any increase in our net leverage (defined in our series F through I indentures as the ratio of net debt to EBITDA during a period of 12 consecutive months, excluding onetime influences), may adversely affect the terms and price of debt raised, particularly through the issuance of debentures to institutional investors, which, given the limitation on the ability of Israeli banks to lend money to us pursuant to the “Guidelines for Sound Bank Administration” issued by the Israeli Supervisor of Banks (as we are a member of IDB’s group of borrowers), may limit our ability to obtain additional financing to operate, develop and expand our business or to refinance existing debt.

See also the law for the promotion of competition and the mitigation of concentration under "Risks Relating to Our Ordinary Shares - Recent Legislation in Israel affecting corporate conglomerates, could adversely affect us" below, which may adversely affect our possibilities of raising debt from Israeli institutional investors.

Our business results may be affected by currency fluctuations, by our currency hedging positions and by changes in the Israeli Consumer Price Index.

A portion of our cash payments are incurred in, or linked to, foreign currencies, mainly U.S. dollars.  In particular, in 2012, 2013 and 2014, payments denominated in, or linked to, foreign currencies, mainly U.S. dollars, represented approximately 36%, 24% and 20%, respectively, of our total cash outflow (including payments of principal and interest on our debentures). These payments included capital expenditures, some cell site rental fees, payments for roaming services and to equipment suppliers including handset suppliers and part of our dividend payments. In 2014, the U.S. dollar exchange rate to NIS has increased substantially. As almost all of our cash receipts are in NIS, any devaluation of the NIS against the foreign currencies in which we make payments, particularly the U.S. dollar, will increase the NIS cost of our foreign currency denominated or linked expenses and capital expenditures. In 2014, the U.S. dollar, in particular, strengthened against the NIS, resulting in increased costs for us.

Furthermore, since the principal amount of and interest that we pay on our Series B, D, F and H debentures, are linked to the Israeli CPI, any increase in the Israeli CPI will increase our financing expenses and could adversely affect our results of operations. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service" for details.

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

In February 2006, we adopted a dividend policy targeting a payout ratio of at least 75% of our net income in each calendar year, subject to any applicable law, our license and contractual obligations and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. Our series F through I indentures contain a covenant not to distribute more than 95% of the profits available for distribution according to the Israeli Companies Law 1999, or Companies Law, or Profits.  Moreover, under such indentures, if our net leverage (defined as the ratio of net debt to EBITDA during a period of 12 consecutive months, excluding certain one-time effects) exceeds 3.5:1, we may not distribute more than 85% of our Profits and if our net leverage exceeds 4.0:1, we may not distribute more than 70% of our Profits. For additional details see "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service ". In addition, our license requires that we and our 10% or more shareholders maintain at least $200 million of combined shareholders’ equity. Dividend payments are not guaranteed and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends or to pay dividends at a ratio to net income that is less than that paid in the past. Since 2012 our board of directors declared a dividend for the first quarter of 2012 and third quarter of 2013 only, constituting 75% of our net income and part of our retained earnings from earlier periods, respectively, whereas for the second, third and fourth quarters of 2012 and the first, second and fourth quarters of 2013 and 2014, our board of directors chose not to declare dividends, given the intensified competition and its adverse effect on our results of operations and in order to strengthen our balance sheet. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy”.

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

We rely on a limited number of suppliers for key equipment and services. Netvision does not own its own infrastructure and is dependent on its infrastructure providers

We depend upon a small number of suppliers to provide us with key equipment and services. For example, Nokia Solutions and Networks Israel, or NSN, provides our network system based on LTE technology and GSM/GPRS/EDGE technology, our UMTS/HSPA core system, part of our radio access network and related products and services, and our landline New Generation Network system, or NGN system; LM Ericsson Israel, or LM Ericsson, supplies part of our radio access network and related products and services based on UMTS/HSPA technology and our OTT TV services platform; Amdocs Israel provides us operating ,development and maintenance services to our billing and CRM systems; Alcatel Lucent provides our Carrier Ethernet network and SDH equipment for our transmission network; and Be’eri Printers provides our printing supplies and invoices as well as the distribution, packaging and delivery of invoices and other mail to the postal service distribution centers. In addition, we lease a small portion of our transmission capacity from Bezeq, the incumbent landline operator. Our OTT TV services are further dependent on the Israeli Second Radio and Television authority, the authority responsible for linear channels of the Digital terrestrial television (DTT) broadcasting in Israel. Any regulatory change which will prevent us from using the DTT or condition such usage on unfavorable terms, degradation of service quality, or labor disputes affecting the service, may adversely affect our services, which may harm our ability to compete and result in loss of customers and revenues.

We are further dependent on infrastructure providers for Netvision's ISP, ILD, landline telephony (using Voice over Broadband, or VOB technology) and our OTT TV services. Those providers include Mediterranean Nautilus Ltd. and Mediterranean Nautilus (Israel) Ltd., or collectively Med Nautilus, which connects the Israeli internet network to the "entry points" of the global internet network, as well Israeli telephony, via an underwater communications cable, and Bezeq and Hot, which provide broadband infrastructure in Israel.  Should we enter an agreement for the purchase of broadband infrastructure services with IBC, we may acquire broadband services from it as well. Should an effective landline wholesale market materialize, we may purchase services from Bezeq and Hot in order to provide internet infrastructure and landline telephony services to our customers, in which case we would be dependent on Bezeq and Hot for such services as well. Bezeq has experienced labor disputes, including stoppages, during the privatization process and liberalization of the landline market, Hot has experienced labor disruptions, during a unionization attempt in the last years and IBC's manpower (many of them are employees of the Israeli Electric Company, or IEC's (one of IBC owners) have been reported to delay IBC's operation until their demands were met. Additional disruptions, stoppages and slowdowns may be experienced in the future and adversely affect our operations. See also "Item 4. Information on The Company – B. Business Overview – Netvision".

If these suppliers fail to provide equipment or services to us that meet requisite quality standards or on a timely basis, or at unfavorable terms to us, we may be unable to provide services to our subscribers in an optimal manner until an alternative source, if one is available, can be found or the situation is rectified, which may harm our ability to compete and result in loss of customers and revenues or place our licenses at risk of revocation for failure to satisfy the required service standards. Further, in November 2011 the Ministry of Communications published in a hearing about proposed regulation of the underwater international telecommunications connection from Israel that would impose certain limitations on agreements with Med Nautilus, which would limit the discounts and capacity Med Nautilus may provide.

In addition, our cellular end-user equipment sales have been dominated in recent years by Apple and Samsung products, representing over half of our handset sales. See "Item 4. Information on the Company - B. Business Overview - Handsets" for additional details. Advanced Digital Broadcast S.A., or ADB, provides our set-top boxes for our OTT TV services. Vubiquity Management Ltd., or VU, provides us international content and content operation services and RGE Group Ltd., or RGE, provides our sports application and content operation services, both for our OTT TV services. Should any of these suppliers  refuse to sell equipment or content, as applicable, to us, condition such sales on unfavorable terms and conditions or provide our competitors more favorable terms and conditions, or if these suppliers fail to produce successful and desirable products or content when no equivalent alternatives are available, this could have a material adverse effect on our handset sales or OTT TV services revenues, as applicable, and results of operations.

     Our investment in new businesses involves many risks.

We have invested and expect to continue to invest in exploration and development of new business opportunities in order to extend and complete our capabilities and offerings,  such as our OTT TV solution, which we recently launched. Such endeavors may involve significant risks and uncertainties, including shift of management attention from our ongoing business, loss of focus of our sales and marketing efforts on our main businesses due to attention given to new businesses, insufficient revenues to offset liabilities assumed and expenses associated with these new investments, adversely affecting our cash flow, especially in businesses that require long term and fixed cost such as for the purchase of content in favor of our OTT TV services, inadequate return of capital on our investments, regulatory changes which may impose additional burdens than planned, inability to effectively compete with incumbent providers or new competitors entering the market,  and unidentified issues not discovered in our due diligence of such strategies and offerings, such as unforeseen operating difficulties and large expenditures. Because these new ventures are inherently risky, no assurance can be given that such strategies and offerings will be successful and will not materially adversely affect our reputation, financial condition, and operating results. Moreover, entry into such new ventures may trigger increased competitive pressure by the incumbent providers of competing services on our core business, aiming at preventing our efforts to compete with them at the relevant market, as triggered in December 2014 by Hot after the launch of our OTT TV services.

We are a member of the IDB group of companies, a large and highly regulated Israeli business group, which may limit our ability to expand our business, to acquire other businesses or raise debt. The effects on us of IDB's financial condition are unclear.

We are an indirect subsidiary of IDB Development Corporation Ltd., or IDB, large and highly regulated Israeli business group. In May 2014, a creditors' arrangement (approved by the Israeli court in January 2014) for IDB Holding Corporation Ltd., or IDB Holding, was consummated, under which the control over IDB, (which was at the time IDB Holding's wholly owned subsidiary) was transferred to two companies, one controlled by Mr. Eduardo Elzstain and one by Mr. Mordechai Ben Moshe, in equal parts. As a result, the indirect control in the Company was transferred to such entities. IDB's financial statements for the third quarter of 2014 included a note regarding the existence of significant doubts as to its ability to continue as a going concern due to its liquidity condition. IDB's financial condition could have an adverse effect on our debentures rating, or on the terms of any new debt raised. In addition, pursuant to the “Guidelines for Sound Bank Administration” issued by the Israeli Supervisor of Banks, the amount that an Israeli bank may lend to one group of borrowers and to each of its six largest borrowers is limited.  Since we are a member of IDB’s group of borrowers, these guidelines may limit the ability of Israeli banks to lend money to us.

Under the Law for the Promotion of Competition and the Mitigation of Concentration, or the Concentration Law, competitive and control concentration factors, both of a certain market and generally, are to be taken into consideration prior to allocation of rights in public assets (including in the communications field) by the relevant governmental authorities to entities considered to be 'concentrated entities'. Being a subsidiary of IDB, we were included in the list of concentrated entities published in December 2014 to which such requirements apply. This may adversely affect the renewal of our licenses and allocation of additional frequencies to us, which may have an adverse effect on our business. See also "Risks Relating to Our Ordinary Shares Recent Legislation in Israel affecting corporate conglomerates, could adversely affect us" below.

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

As of December 31, 2014, Discount Investment Company, or DIC held, directly and indirectly, approximately 41.78% of our outstanding share capital. Pursuant to shareholders agreements among DIC and certain of our minority shareholders, who in the aggregate own approximately 3.39% of our ordinary shares, DIC has been granted the voting rights in respect of those shares. In addition to DIC’s shareholdings and such additional voting rights, it has the right to appoint the 20% of our directors that we are required by our license and articles of association to have appointed by Israeli citizens and residents among our founding shareholders. Accordingly, subject to legal limitations, DIC has control (as the term "control" is defined in the Israeli Securities Law; namely the ability to direct a company's activities) over all matters requiring shareholder approval, including the election and removal of our directors (other than external directors) and the approval of significant corporate transactions. This concentration of ownership could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.

Recent legislation in Israel affecting corporate conglomerates, could adversely affect us.

In December 2013, the Concentration Law was enacted by the Israeli parliament. The law, in material part: (1) imposes limitations on the holdings by a significant corporation that is not in the financial sector in a significant corporation in the financial sector or the holdings of both kinds of corporations under common control and on the possibility of serving as a director in both a significant non-financial corporation and a significant financial corporation; (2) imposes a two layer limitation on the total number of  reporting corporations (layers) in pyramidal structure (for existing pyramidal structures of three layers - after a transition period of six years and of four layers – after a transition period of four years); (3) strengthens the corporate governance rules applicable to public companies in Israel, and sets additional limitations on certain transactions in which a controlling shareholder has a personal interest, strengthens the independence requirements of external directors and requires that as of September 2014 and during the said transition period in companies that are third layer and up in a pyramidal structure -  the majority of the board of directors be independent, as defined in the Israeli Companies Law, and that the number of external directors be half the number of the company's directors less one (rounded upward) but not less than two; (4) authorizes the Israeli Minister of Finance or bodies authorized by it to set limitations regarding the aggregate credit that may be provided by financial institutions to a corporation or a business group (defined as a controlling shareholder and the corporations under its control); and (5) sets additional procedures including involving the committee of mitigation of concentration designated to take into consideration competitive and control concentration factors prior to any allocation of rights in public assets (including in the communications field) by the relevant governmental authorities. We are a third layer company in the pyramidal structure of the IDB group and were included in the list of concentrated entities published in December 2014 to whom such requirements apply. Accordingly, in September 2014 we changed the composition of our board of directors to accord with the requirements of the Concentration Law, and IDB and DIC have until December 2019 to cause us to cease being a third layer company. IDB and DIC have announced their intention to review possible ways to achieve this goal without having to forfeit control of us, such as by merging with each other or by taking IDB or DIC private. There can be no assurance how or when this would occur, if at all. In addition, the new procedures set in the law in relation to allocation of rights in public assets, could have an adverse effect on our ability to renew our cellular license and receive additional frequencies. The law may also adversely affect our ability to raise debt or other aspects of our business.

Risks Relating to Operating in Israel

We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel.

Our operations, our network and some of our suppliers are located in Israel.  Accordingly, political, economic and military conditions in Israel may directly affect our business.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon). Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and could make it more difficult for us to raise capital. A substantial part of our network and information systems is located within range of missile strikes from the Gaza Strip and Lebanon. Any damage to our network or information systems would damage our ability to provide service, in whole or in part, in the southern or northern part of Israel or otherwise damage our operation and could have an adverse effect on our business, financial condition or results of operations.

More generally, any armed conflicts, terrorist activities or political instability in the region would likely negatively affect business conditions and could harm our results of operations, including following termination of such conflicts, due to a decrease in the number of tourists visiting Israel. Such adverse effects may also occur due to the increasing criticism of Israel in the international community. Since the end of 2010 several countries in the region, including Egypt and Syria, have been experiencing increased political instability, which led to changes in government in some of these countries, the effects of which are currently difficult to assess. In addition, Iran has threatened to attack Israel and is widely suspected to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may affect Israel and us.

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

The Israeli Companies Law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions.  For example, a merger may not be completed unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israel Registrar of Companies and at least 30 days from the date that the shareholders of both merging companies approved the merger. In addition, a majority of each class of securities of the target company is required to approve a merger.  Further, the provisions of our licenses require the prior approval of the Ministry of Communications for changes of control in our Company.

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

Our largest shareholder, DIC, holds approximately 41.78% of our outstanding ordinary shares, as of December 31, 2014. The market price of our ordinary shares could decline as a result of future sales by DIC or other existing shareholders or the perception that these sales could occur. DIC sold approximately 5% of our outstanding shares outside the United States in 2011 and approximately 1.7% of our outstanding shares in 2013. Sales may be made pursuant to a registration statement, filed with the U.S. Securities and Exchange Commission, or the SEC, pursuant to the terms of a registration rights agreement or otherwise, or in reliance on an exemption from the registration requirements of the Securities Act, including the exemptions provided by Rule 144 or Regulation S. Any decline in our share price could also make it difficult for us to raise additional capital by selling shares.

In addition, under our 2006 option plan, options are subject to vesting schedules but vesting will be accelerated upon certain events including any sale or other disposition, of all or substantially all, of the outstanding shares of us. As of December 31, 2014 we had 573,841 shares reserved for issuance upon the exercise of options and in March 2015, additional 2,795,000 shares were reserved for issuance upon the exercise of options, under our 2015 option plan. See "Item 6. Directors, Senior Management and Employment – E. Share Ownership – 2006 Share Incentive Plan".

ITEM 4.         INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Our History

Cellcom Israel Ltd. was incorporated in 1994 in Israel. Our principal executive offices are located at 10 Hagavish Street, Netanya 4250708, Israel and our telephone number is (972)-52-999-0052. Our authorized U.S. representative, Puglisi & Associates, is located at 850 Library Avenue, Suite 204 Newark, Delaware 19711 and our agent for service of process in the United States, CT Corporation System, is located at 111 Eighth Avenue, New York, NY 10011.

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

DIC, a subsidiary of IDB, currently directly and indirectly holds approximately 41.78% of our share capital and the voting rights in respect of an additional approximately 3.39% of our share capital.

As of the date of this Annual Report on Form 20-F, there has been no indication of any public takeover offer by any third party, in respect to our ordinary shares, or by us, with respect to another company’s shares.

On August 31, 2011, we completed the acquisition of 100% of the share capital of Netvision, a leading Israeli ISP and ILD services, for a total consideration of approximately NIS 1.57 billion ($404 million).

Since prior to the merger transaction, the IDB Group controlled both Netvision and us, the merger transaction was approved as a related party transaction under Israeli law. For further details, see Item 7. B "Related Party Transactions".

For further details on Netvision, see "Item 4.B -Business Overview - Netvision".

           Since 2012 we have suffered radical adverse changes to our results of operations, following regulatory changes, which also facilitated the entry of additional competitors, a dramatically increased competition and continued price erosion, resulting in a decrease in our EBITDA for 2012, 2013 and 2014 by 19.1%, 23.8% and 4.0% respectively, in comparison to the previous year, despite continued implementation of aggressive efficiency measures in order to mitigate those adverse effects, which led to an annual saving run rate of approximately NIS 850 million, based on comparison of fourth quarter 2014 with fourth quarter 2011 expenses. We intend to continue to implement organizational and personnel changes in our continued effort to mitigate the adverse effects of the increased competition in all areas in which operate. In 2013 and 2014 we entered a strategic network sharing agreement with Pelehpone, which if approved and executed, is expected to result, in a few years during which additional investments will be required, in material operating expense and capital expenditure savings. We cannot guarantee the success of these measures. ~~.~~ See Item 3. Key Information – D. Risk Factors – Risks Related to our Business - We face intense competition in all aspects of our business" and "Item 4. Information on the Company - B. Business Overview – Competition" for additional details.

Principal Capital Expenditures

Our accrual capital expenditure in 2012, 2013 and 2014 amounted to NIS 537 million, NIS 384 million and NIS 487 million, respectively. Accrual capital expenditure is defined as investment in fixed assets and intangible assets, such as spectrum licenses, rights of use of communications lines, UMTS networks' enhancement and expansion and development of new products and services during a given period.

B.	BUSINESS OVERVIEW

General

We are the largest provider of cellular communications services in Israel based upon number of subscribers and estimated market share as of December 31, 2014. Upon launch of our services in 1994, we offered significantly lower prices for cellular communications services than the incumbent provider and transformed the nature of cellular telephone usage in Israel, turning it into a mass market consumption item. We surpassed the incumbent cellular operator and became the market leader in terms of number of subscribers in 1998 and, despite the entry of additional competitors, we have continued since then to have the highest number of subscribers. As of December 31, 2014, we provided services to approximately 2.967 million subscribers in Israel with an estimated market share of 29%. Our closest competitors – Partner and Pelephone - had estimated market shares of 28% and 25.5%, respectively. Hot Mobile was estimated to have a market share of 9.3%, Golan was estimated to have a market share of 6.1% and the MVNOs together, were estimated to have a market share of 2.1%. In the year ended December 31, 2014, we generated revenues of NIS 4,570 million ($1,175 million), EBITDA of NIS 1,282 million ($330 million), and operating income of NIS 662 million ($170 million). See note 2 to the table in “Item 3. Key Information – A. Selected Financial Data” for a definition of EBITDA. Since 2012 our results of operations were adversely affected by the increasing competition which led to accelerated price erosion and increased churn rate. We estimate that the intensified competition will continue to adversely affect our results in the future. See "Item 5. Operating and Financial Review and Prospects. – A. Operating Results – Overview –General ". We sell our various services on a stand-alone basis or bundled with certain other services offered by Netvision and us.

We offer a broad range of cellular services through our 2G and 3G cellular networks covering substantially all of the populated territory of Israel and our recently launched 4G network. These services include basic and advanced cellular telephone services, text and multimedia messaging services and advanced cellular content and data services. We also offer international roaming services in 179 countries as of December 31, 2014. We offer our subscribers a wide selection of handsets from various leading global manufacturers, as well as extended warranty and repair services on most handsets we offer. We also offer landline transmission and data services to business customers and telecommunications operators and, since July 2006, we offer landline telephony services. Since December 2014 we also offer OTT TV services.

Through our wholly owned subsidiary Netvision, we offer ISP, ILD, landline telephony and teleconferencing services. Additional services include cloud services and data protection products solutions based on products and services offered by us and by third party vendors. For further details on Netvision's business and operations, see "- Netvision" below. The following table presents our number of cellular subscribers and revenues for each of the last five years:

	Year Ended December 31,
	2010	2011	2012	2013	2014
Cellular subscribers (end of period) (in thousands)(1)	3,394	3,349	3,199	3,092	2,967
Revenues (in NIS millions)	6,662	6,506	5,938	4,927	4,570

(1)
Subscriber data refers to active cellular subscribers.  We use a six-month method of calculating our cellular subscriber base, which means that we deduct subscribers from our cellular subscriber base after six months of no revenue generation and activity on our network by or in relation to the post-paid subscriber, no revenue generating calls or SMS for pre-paid subscriber and no data usage or less than NIS 1 of accumulated revenues for M2M (machine to machine) subscribers. The six-month method is, to the best of our knowledge, consistent with the methodology used by other cellular providers in Israel. During the fourth quarter of 2011, we removed approximately 52,000 subscribers from our subscribers base, which included subscribers using our TDMA network who had not requested a transfer to our other networks following the shutdown of our TDMA network as of December 31, 2011, and subscribers who ceased using our services following a change to our policy which previously allowed subscribers to change from post to prepaid subscription as a result of the reduction of Early Termination Fees in the cellular market in early 2011. These changes affected other key performance indicators. In the fourth quarter of 2012, we removed approximately 138,000 M2M subscribers from our subscriber base, following the addition of the above revenue generation criterion for M2M subscribers. This change had an immaterial effect on our ARPU for 2012. In the fourth quarter of 2013 we removed approximately 64,000 subscribers from our subscribers base, following a change to our prepaid subscribers counting mechanism. As a result of such change, we add a prepaid subscriber to our subscribers base only upon charging a prepaid card and remove them from our subscribers base after six months of no revenue generating calls or SMS. Following each of these changes, we have not restated prior subscriber data to conform to such changes.

Business Strategy

Our goal is to strengthen our position as a leading Israeli telecommunications group. The principal elements of our business strategy are as follows:

·
Offering our customers comprehensive telecommunications solutions. We offer our customers a wide range of mobile and wireline telecommunications services. We focus our offerings on bundles of services, as they enhance customer loyalty to us and once the wholesale market, which was formally launched in February 2015, is effective, we intend to make a triple (internet infrastructure, landline telephony and TV services) offering as well. We also offer a one stop shop for the group's portfolio of services, in both customer service and sales. In addition, we intend to continue to leverage our leading position and large market share in those businesses for cross-sales and the offering of new services which are found to be synergetic to those businesses, such as our recently launched OTT TV services, in order to increase our overall revenues and market share.

·
Growing in wireline services. We intend to continue to expand our landline business with both private and business customers. For private customers, we provide ISP, home telephony services (via Bezeq's and Hot's infrastructure), OTT TV services as well as ILD services. An effective wholesale landline services, will enhance our ability to offer additional services and compete with the incumbents, Bezeq and Hot, as well as other competitors in these markets. For details of the wholesale market see also "Item 4. Information on the Company – Government Regulations – Landline". For business customers, we provide a wide range of telecommunications services, including ISP, ILD, landline telephony services, as well as hosting and data security services.  These, combined with approximately 1,750 kilometer inland fiber-optic network, our microwave infrastructure, and Netvision's high penetration in business parks and industrial centers, provide us with the ability to selectively offer cost-efficient landline telecommunications solutions to business customers and integrated offerings of landline and cellular services.

·
Offer new services that will complete our offering as a telecommunications group and are synergetic to our core businesses. We continue to develop new complementary businesses that will leverage our varied capacities and that are synergetic to our core business. Our recently launched OTT TV solution allows us to offer a low cost attractive alternative to the traditional cable and satellite television services offered in Israel by Hot and D.B.S Satellite Services (1998) Ltd., or Yes (a subsidiary of Bezeq).

·
Optimization of cost structure. We continue our efforts to reduce costs and improve our efficiency. In 2014 we continued taking other aggressive efficiency measures, through adjustments to the existing head count, a reduction in overhead expenses and improvement of work processes. We plan to continue streamlining our costs in 2015, including organizational and personnel changes, and also through the network sharing agreement we entered with Pelephone, should it receive the necessary regulatory approvals.

Cellular Services and Products

As of December 31, 2014, we provided cellular communications services to approximately 2.967 million subscribers, including basic cellular telephony services, text and multimedia messaging, data and other value-added services as well as handset sales. Not all services are supported by all handsets or by all of our networks.

We offer our cellular subscribers a variety of usage and sector pricing plans and bundles combining cellular services with other communications services our group offers, such as ISP, landline, ILD and OTT TV services for home and IP switchboard, ISP, landline and ILD services for the office. We offer two methods of payment: pre-paid and post-paid. Pre-paid services are offered to subscribers who pay for our services prior to obtaining them, usually by purchasing our “Talkman” pre-paid cards or “virtual” Talkman cards. Post-paid services are offered to subscribers who are willing to pay for our services through banking and credit arrangements, such as credit cards and direct debits. Price erosion and the marketing of unlimited packages, has resulted in a constant decline in our pre-paid subscriber base. In line with regulation, our pricing plans do not include a commitment to purchase our services for a predefined period, other than in large business agreements.

Basic cellular services

Our principal cellular service is basic cellular telephony and data transfer, upload and download (in supporting handsets). Both are included in our "Unlimited Packages". In addition, we offer many other services with enhancements and additional features to our basic cellular telephony service, including voice mail, cellular fax, call waiting, call forwarding, caller identification and conference calling.

Data services can be used with handsets (in supporting models), cellular modems, laptops and tablets. We provide our customers with a variety of "internet surfing packages" for that purpose.

We also offer both an outbound roaming service to our subscribers when traveling outside of Israel and an inbound roaming service to visitors to Israel who can “roam” into our network. As of December 31, 2014, we had commercial roaming relationships with 572 operators in 179 countries based on the standard agreements of the GSM organization (an umbrella organization in which all the cellular operators operating with GSM technology are members).  In addition, as of December 31, 2014, we had 3G roaming arrangements with 340 of these operators, in 114 countries, (some of them for 4G as well) enabling our 3G and 4G roamers to use data services in the respective countries and visiting roamers in Israel of these operators, to use our 3G and 4G services, respectively.

Value-added services

In addition to basic cellular telephony and data services, we offer many value-added services, such as SMS and MMS, cloud backup content services such as music downloads and "Cellcom TV" application. SMS is included in our Unlimited Packages. We offer those services that we believe are likely to be popular with subscribers and benefit our business. Some of the value-added services that we offer are available only to subscribers who have supporting handset models and some are offered only to business subscribers.

To our business subscribers we also offer IP Centrex services, multi SMS, M2M, work force management and vehicles management applications.

Handsets

We sell a wide selection of handsets (which for purposes of this report may include other types of communicationsend-user equipment, such as tablets) designed to meet individual preferences. Prices of handsets vary based on handset features and special promotions. We offer a variety of installment plans for handsets and discounts for short term installment plans, however in most cases, handsets are to be paid in 36 monthly installments. We offer a variety of handsets from world-leading brands such as Apple, LG, Nokia, Samsung, Sony, HTC, ZTE and Alcatel. The vast majority of our handset sales in 2014 have been by Apple and Samsung. The handset models we sell offer Hebrew language displays in addition to English, Arabic and Russian (in most of the models). We are also required to provide cellular services to subscribers who did not purchase their handsets from us, provided that the handset model complies with the standards set by the Ministry of Communications. We offer our subscribers an extended handset warranty as well as repair services for most handsets, in approximately 30 locations, including through our wholly owned dealer, as well as by dispatch service. See also "Customer Care" below.

We also sell modems, tablets and laptops to promote our data services.

Samsung International Co. Ltd. provides us Samsung products and maintenance and repair services for such products, under terms, including price of products, agreed between us and Samsung from time to time.

In March 2012 and May 2013, we entered into agreements with Apple Sales International for the purchase and distribution of iPad and iPhone products, respectively, in Israel. Under the terms of the agreements, we have committed to purchase a minimum quantity of iPad and iPhone products, respectively, over a period of three years, which have and is expected to continue to represent a significant portion of our expected total tablets and cellular handsets purchase amounts, respectively, over that period. The total amount of the iPad and iPhone products' purchases will depend on their respective purchase price at the time of purchase.

Landline services

In addition to our cellular services, we provide landline telephony, transmission and data services, using our approximately 1,750 kilometers of inland fiber-optic infrastructure and complementary microwave links. We have offered transmission and data services since 2001, landline telephone service since July 2006, and advanced, voice and data landline services since 2008, both to selected business customers. In addition, Netvision also offers landline services to both private and business customers, focusing on the private sector. For further details, please see "-Netvision" below.

For possible effects an effective wireline wholesale market and the provision of broadband infrastructure services by IBC may have on our landline business, see "Item 4. Information on the Company –Competition - Wireline".

As of December 2014, we are also offering OTT-TV services, branded 'Cellcom tv' to private customers and using Netvision's systems. Cellcom tv is an hybrid OTT-DTT TV service provided to the Israeli market. The service includes a set-top box that enables linear channels based on the Israeli Digital terrestrial television (DTT) broadcasting, Video on Demand library subscription (SVoD) that can be also accessed by smartphones and tablets (TV anywhere), live and catch up sports application, access to internet video content from selected internet sites, music streaming service and additional advanced features such as personal video recorder, VoD playlist channels and connection to social networks, for a highly competitive price. Our VoD services offer international and local content from top content suppliers.

In 2012, Netvision entered an agreement with ADB, for the purchase and distribution of set-top boxes and ancillary products and services for our OTT TV services.

In 2013, Netvision entered an agreement with VU, a leading international supplier of multiplatform video services and solutions, for the supply of international video content and content operation and management services. Under its agreement with VU, Netvision has committed to pay minimum amounts for such content and services. The Agreement is valid until the end of 2017, and may be terminated by Netvision at the end of 2016 subject to a termination payment; and thereafter is renewable for additional periods of one year each, unless terminated by either party, subject to prior notice.

In 2014, Netvision entered an agreement with RGE, for the provision of sports application. In 2015, Netvision entered an agreement with its subsidiary - Sports Channel Ltd.  for content operation services. Under these agreements, Netvision has committed to pay minimum amounts for such content and services.

Network and Technology

General

Our cellular network has developed over the years since we commenced our operations in 1994 and we now have dual cellular and wireline capabilities.

Our “four generation” LTE, or Long Term Evolution technology, was launched in August 2014, offers a high speed internet surfing with current data rates of up to 37.5 Mbps on the downlink path and up to 12.5 Mbps on the uplink path and supports LTE advanced (4.5G) capabilities, such as carrier aggregation which will be available subject to regulatory approval and once additional frequencies (other than the currently used 1800MHz frequencies) are available. Our LTE network is already operating in wide areas of Israel with hundreds of operational sites and in 2015 we intend to continue the deployment of this network, although at a slower deployment pace than in 2014, and use more spectrum in the 1800 band to expand the high speed internet surfing rate.

Our “third generation” UMTS/HSPA+, or high-speed downlink packet data access, technology, offers full interactive multimedia capabilities with current data rates of up to 42 Mbps on the downlink path and up to 4 Mbps on the uplink path. In 2015 we intend to continue to support the increasing demand for data traffic, while maintaining its quality of services. This network, considered to be a “3.9” technology,  uses the same core as our GSM/GPRS/EDGE network and covers substantially all of the populated territory in Israel. Moreover, our UMTS/HSPA+ network supports new types of services that require higher throughput and lower delay, such as video conferencing and provides an adequate fallback for our LTE network by means of smart features and network load sharing.

Our “second generation” GSM/GPRS/EDGE 1800MHz network allows for voice calls, data transmission and multimedia services, like video streaming and video live (using the EDGE technology), although at slower speeds than our LTE and UMTS/HSPA+ networks. Our GSM/GPRS/EDGE technology is an advanced second-generation technology and considered to be a “2.75G” technology.  It enables us to deliver multimedia and services at speed rates that are higher than the rates offered through regular “second generation” digital cellular technology.  Packet data rates vary from 50 Kbps to 200 Kbps, depending mainly on handset capabilities. In addition, in the case of coverage gaps and for voice services supported by our GSM/GPRS/EDGE technology, the network provides an adequate fallback and capacity relief for our LTE and UMTS/HSPA+ networks. Most of our traffic uses the UMTS/HSPA+ network.

Our transmission network is comprised of approximately 1,750 kilometers of inland advanced fiber-optic cables that, together with our microwave infrastructure, enable us to provide our customers with telephony and high speed and high quality transmission and data services. Our transmission network is strategically deployed in order to cover the major portion of Israel’s business parks and permits us to provide our own backhaul services while reducing our need to lease capacity from Bezeq, the incumbent landline operator in Israel.

Our NGN system by NSNallows the provision of advanced voice and data services to our landline customers.

Netvision's platform by LM Ericsson, allows the provision of our OTT TV services, together with the Israeli DTT infrastructure.

Network and cell sites sharing agreements

In December 2013, we entered into an Indefeasible Right of Use ("IRU") agreement with Golan regarding our 2G and 3G radio networks, which will replace Golan's current national roaming agreement with us. Golan will continue to operate its own core network.  In May 2014, subsequent to the publication of a network sharing policy by the Ministry of Communications, we entered into a network sharing agreement with Golan, for the construction and operation of a shared 4G radio network.  Both Golan and we will provide the required frequencies for the operation of the 4G radio network   and each of us will purchase and operate its own core network.

Both agreements were updated in September 2014, following the publication of additional requirements regarding network sharing by the Ministry of communications, and are generally for a period of at least 10 years. The 4G agreement includes stipulations as to ownership and mutual IRU in the 4G radio equipment as well as the establishment of a Joint Venture for the joint operation of the 4G radio network. Upon termination of the 4G sharing agreement, each party may purchase IRU rights in the passive infrastructure of the other party.

Effectiveness of the agreements is subject to the approval of the Ministry of Communications and the Israeli Antitrust Commissioner to all the agreements. We can provide no assurance that such approvals will be granted. We expect - if these agreements will be approved - our revenues from Golan to be at annual levels similar to those in 2013 and 2014, for the duration of the agreements term.

Further in September 2014, we entered into a co-operation agreement regarding maintenance services for passive elements of cell sites with Pelephone, including unifying passive elements and streamlining costs, through a common contractor. The contractor to be selected by an RFP process, will enter a separate agreement with each of us and Pelephone, generally for a period of at least 5 years. We expect, if this agreement is approved and if we and Pelephone enter agreements with such contractor, that the co-operation will gradually produce substantial savings in our expenses for rental and maintenance of cell sites, for the duration of the agreements' term, following an increase in our investments for the unification of cell sites. The agreement is subject to regulatory approvals. We can provide no assurance that such approval will be granted.

For risks relating to these agreements see “Item 3. Key Information – D. Risk Factors – Risks Related to our Business – We operate in a heavily regulated industry, which can harm our results of operations. In recent years, regulation in Israel has materially adversely affected our results ”, “ - We face intense competition in all aspects of our business” and “We may be adversely affected by the significant technological and other changes in the cellular communications industry; network sharing agreements, if approved, may have material adverse effects on our business.” For additional details regarding network sharing regulation see "Government Regulations – Network Sharing" below.

Infrastructure

We have built an extensive, durable and advanced cellular network system, enabling us to offer high-quality services to substantially the entire Israeli populated territory. We seek to satisfy quality standards that are important to our subscribers, such as high voice quality, high data rate packet sessions, low “blocked call” rate (calls that fail because access to the network is not possible due to insufficient network resources), low “dropped call” rate (calls that are involuntarily terminated) and deep indoor coverage. Therefore, we have made substantial capital expenditures and expect to continue to make substantial capital expenditures on our network system, specifically in the construction of our LTE network.

Our LTE network is already operating in wide areas of Israel and we cover substantially all of the populated areas of Israel with both our UMTS/HSPA+ network and our GSM/GPRS/EDGE network. Our LTE and UMTS/HSPA+ networks are mostly co-located with our GSM/GPRS/EDGE network. The supplier of our LTE network is NSN. The suppliers of our UMTS/HSPA+ network are Ericsson Israel (for part of our 3G radio access network) and NSN (for our core network and part of our radio access network). The supplier of our GSM/GPRS/EDGE network is NSN. Ericsson and NSN, each with respect to the network supplied by it to us, provide us with maintenance services.

In recent years we have enhanced and expanded both our UMTS/HSPA+ network and our GSM/GPRS/EDGE network, primarily in urban areas, by adding infrastructure to improve outdoor and indoor coverage including through UMTS/HSPA 850 MHz sites deployed through substantially all of the populated areas of Israel. In 2015 we intend to continue to expand our LTE network coverage.

We launched our SDH transmission network in 1999. It is based on Alcatel Lucent and ECI Telecom technology and covers substantially all of the populated areas in Israel, and is maintained by Alcatel Lucent and ECI Telecom. We launched our Carrier Ethernet network in 2010, based on Alcatel Lucent technology.  It covers substantially all of the populated areas in Israel and is maintained by Alcatel Lucent. In 2015 we intend to launch an MBH network, by Cisco Systems, Inc., or Cisco.

Pursuant to the requirements of our license (as well as the licenses of the other telephony service providers in Israel), our cellular network is interconnected, either directly or indirectly, to the networks of all other telephony service providers in Israel. Our network monitoring system provides around-the-clock surveillance of our entire network. The network operations center is equipped with sophisticated systems that constantly monitor the status of all switches and cell sites, identify failures and dispatch technicians to resolve problems. Operations support systems are utilized to monitor system quality and identify devices that fail to meet performance thresholds.  These same platforms generate statistics on system performance such as dropped calls, blocked calls and handoff failures. Our network operations center is located in our Netanya headquarters. In addition, we have partial duplicate back up centers in Kiryat Gat and Ramle, located approximately 80 and 40 kilometers, respectively, south of Netanya and a disaster recovery plan, or DRP, for all our engineering systems.

In 2011, Netvision entered an agreement with LM Ericsson, for the purchase of our OTT TV services system and ancillary products and services. Netvision has an option to purchase maintenance services on an annual basis until 2018. Our OTT TV service also uses the Israeli DTT infrastructure. The DTT infrastructure may be used freely by our customers.

Cellular Network design

We have designed our GSM/GPRS/EDGE, UMTS/HSPA+ and LTE networks in order to provide high quality and reliability well beyond the requirements set forth in our license while using a cost-effective design, utilizing shared components for our networks, where applicable.

We have a DRP for  our engineering systems, aimed at increasing our network's survivability in case of damage to any of its elements. The DRP also provides our network with additional advantages including increased capacity and advanced qualities.

Our primary objective going forward is to continue deploying our LTE network while allocating a smaller amount of our 1800MGz frequencies to our 2G network, through advanced and modern equipment and software features, and to continue to support the increasing demand for data traffic of our high speed UMTS/HSPA+ network. At the same time we intend to continue to perform extensive optimization work to provide our subscribers with maximum capability to support video and other broad-bandwidth content. See "Item 3. Risk Factors – We may be adversely affected by significant technological and other changes in the cellular communications industry; network sharing agreements, if approved, may have material adverse effects on our business".

Cellular Network performance

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

Spectrum allocation

Spectrum availability in Israel is limited and is allocated by the Ministry of Communications through a licensing process. We have been allocated 2x10 MHz in the 850 MHz frequency band previously used by our TDMA network and currently by our UMTS/HSPA 850 MHz base stations, 2x17 MHz in the 1800 MHz frequency band 5 MHz of which are used by our LTE network (according to an approval provided to us by the Ministry of Communications, under certain conditions, even before the completion of the 4G frequencies tender mentioned below) and the remaining band is used by our GSM/GPRS/EDGE network and 2 x 10 MHz 1900 - 2200 MHz frequency band used by our UMTS system.  We believe that our available spectrum is sufficient for our current needs.

In January 2015, we were awarded additional 1800 3MHz by the Israeli Ministry of Communications, in an 1800MHz frequencies tender, for 4G technologies (such as LTE, LTE Advanced), out of the 8 5MHz bands available in the tender (excluding our band which was limited to3MHz given our previous possession of 1800MHz frequencies, a portion of which we would have to redirect for our 4G network), for NIS 6.5 million per 1MHz. Unlike our other frequencies, allocated to us for the duration of our license, these frequencies were awarded to us for a period of 10 years only.

Participation in the tender was open for all current MNOs, MVNOs and other entities meeting certain condition and bands were awarded to the highest bidders with new and small operators (Marathon – a new operator, Hot Telecom and Golan) eligible for up to 50% discount, 10% discount for each 1% addition to their market share, obtained over the next 5 years. Pelephone was awarded 15MHz and each of Partner, Golan, Hot Mobile and Marathon was awarded 5MHZ, for NIS 6.4 – 6.9 million per 1MHz. Should our 4G network sharing agreement with Golan be approved, the shared  4G network will make use of the 5MHz Golan was awarded.

Cell site constructionand licensing

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

Suppliers

In April 2014 we entered a framework agreement with NSN Israel, of Nokia Solutions and Networks group, a worldwide leading network manufacturer, for the purchase of an LTE network, which also supports LTE Advanced technology (4.5 generation) and related services. This agreement will also govern the purchase and services provided under our previous agreement with NSN, in relation to our GSM/GPRS and EDGE networks, UMTS core system and a UMTS/HSPA radio access network and related products and services. We have an option to purchase maintenance services on an annual basis for 15 years from final acceptance of the initial phase of  our LTE network.

We entered into an agreement with LM Ericsson in September 2005 for the purchase of UMTS radio access network and ancillary products and services and in December 2011 for the purchase of upgraded UMTS /HSPA products and related services. We have an option to purchase additional maintenance services on an annual basis until 2026.

We use Telcordia’s (which was acquired by Ericsson) intelligent platform, or “IN,” to provide services to our GSM/GPRS/EDGE, UMTS and LTE networks, allowing us, at minimal cost, to internally develop sophisticated services with a short time-to-market that are customized to local market requirements. Our IN platform supports all relevant IN protocols, which allows us to provide (subject to applicable roaming agreements) advanced roaming services, including Virtual Home Environment, abbreviated dialing, unified access to voice mail, VPN, local number format from subscribers’ phone book and call screening.

In addition, we have agreements with several Israeli engineering companies for the construction of our cell sites. We also purchase certain network components from other suppliers.

Transmission network

Our transmission network provides us with wireline connectivity for our cellular and landline network in substantially all of the populated territory of Israel.  It is based on our fiber-optic network and complementary microwave infrastructure.  Our transmission network includes links to our internal cellular network and to our landline and transmission subscribers.

Our optical transmission network is deployed from Nahariya in the north to Beer Sheva in the south and Afula and Jerusalem in the east, consisting of approximately 1,750 kilometers.  The fiber-optic network reaches most of the business parks in the country and is monitored by a fault-management system that performs real-time monitoring in order to enable us to provide our subscribers with high quality service. In order to efficiently complete our transmission network’s coverage to substantially the entire country, we use a microwave network as a complementary solution in those areas that are not served by our fiber-optic network.  As of December 31, 2014, we had approximately 2,830 microwave links to both our cell sites and subscribers.

In 2014 we continued to expand our Carrier Ethernet network and our ISP network backbone in Israel and abroad in order to support growing demand for capacity, upgraded the capabilities and capacity of our customer Quality of Experience systems and upgraded and improved the capabilities of our central system for the protection of our network against cyber attacks.

Under our agreement with Alcatel Lucent Israel Ltd., or Alcatel Lucent, we purchased an SDH transmission network. We purchase maintenance services for the network on an annual basis.

In November 2009, we entered into an agreement with Alcatel Lucent for the purchase of our Carrier Ethernet network. We also agreed to purchase from Alcatel Lucent at least 51% of the equipment and services that we purchase for such network until the lapse of 7 years from final acceptance (until February 2017). We have an option to purchase maintenance services until 2022.

In February 2015 we entered an agreement with Bynat Communications Computers Ltd., or Bynat, for the purchase and maintenance of an MBH transmission network by Cisco. In the agreement we agreed to purchase maintenance services for a term of 5 years from final acceptance (until 2019), and we may stop purchasing such services subject to a termination fee. Thereafter we have an option to purchase maintenance services for a term of 8 years (until 2027).

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

In July 2010, we entered into an agreement with Amdocs (Israel) Limited, or Amdocs, for the provision of operation, maintenance, management and development services for our billing and customer care system until December 2014. In December 2013, we entered an additional agreement with Amdocs for the provision of such services in relation to all our and Netvision's existing billing and customer care systems (and any replacement to such systems, if supplied by Amdocs), effective February 2014 (for systems not included in the previous agreement) and January 2015 (for systems included in the previous agreement) until February 2024. We may terminate the agreement after August 2016, subject to a termination payment (decreasing over time) until February 2020. In December 2013, we entered into an additional agreement with Amdocs for the development of a new version for our billing system, which will serve Netvision as well. In March 2014, we entered into an additional agreement with Amdocs for the provision of a new CRM system that shall replace our and Netvision's current CRM systems and will serve both companies. Under the agreement, we are obligated to purchase maintenance services for one year from the launch of the system and have an option to purchase maintenance services for seven years thereafter.

Netvision currently uses a billing system supported internally and by Intec and a customer care system provided by PeopleSoft and supported by Amdocs under the agreement described above.

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

We (and Netvision as of July 2013) use ERP solutions provided by SAP, supported by Rimini Street Inc, or Rimini.  We use a data warehouse based on an Oracle data base system and various data mining tools, ETL by Informatica and reports generated by Cognos. The data warehouse contains data on our subscribers’ usage and allows for various analytical segmentation of the data.

Cisco provides us and Netvision maintenance proactive malfunction detection and consultant services for both our IP networks equipment. The agreement is effective until the end of 2019.

Sales and Marketing

Sales

As part of our strategy to fully penetrate every part of the Israeli market, we try to make the purchase of our services as easy and as accessible as possible, while making our sales lineup more cost efficient. Our efforts to adjust our sales operations to meet current market conditions include closing and uniting points of sale and eliminating duplicate points of sale or transferring to more cost effective channels. We offer pricing plans, value-added services, handsets, accessories and related services through a broad network of direct and indirect sales personnel. We design pricing plans and promotional campaigns aimed at attracting new subscribers and enhancing our ability to retain our existing subscribers. We pay our independent dealers commissions on sales, while our direct, employee sales personnel receive base salaries plus performance-based incentives. All of our, and our dealers', sales and other customer-facing staff go through extensive training prior to commencing their work. Our distribution and sales efforts for subscribers are conducted primarily through four channels:

 Points of sale.  We distribute our products and services through a broad network of physical points of sale providing us with nationwide coverage of our existing and potential subscriber base.

We operate directly, using our sales force and service personnel, at approximately 30 physical points of sale and service (having closed another point of sale and service in 2014), located in central and other frequently visited locations to provide our subscribers with easy and convenient access to our products and services. In 2014, we reduced the space of several additional points of sale, and we may continue to do so in 2015.

We also distribute our products and services indirectly through a chain of dozens of dealers (including our own wholly owned dealer, Dynamica) who operate at approximately 150 points of sale throughout Israel. Our dealers are compensated for each sale based on qualitative and quantitative measures. We closely monitor the quality of service provided to our subscribers by our dealers. In our efforts to penetrate certain sectors of our potential subscriber base, we select dealers with proven expertise in marketing to such sectors.

Telephonic sales.  Telephonic sales efforts target existing and potential subscribers who are interested in buying or upgrading handsets and services. Our sales representatives (both in-house and outsourced) offer our customers a variety of products and services, both in proactive and reactive interactions.

Account managers.  Our direct sales force for our business customers maintains regular contact with our mid-sized and large accounts, focusing on sales of cellular and wireline services, customer retention and tailor-made solutions for the specific needs of such customers. We provide small and mid-sized business customers one focal point to both sales and services by phone. Our account managers are aided by our various back office experts in determining customers' needs and making suitable offers. Sales to larger business customers or governmental and local authorities sometimes involve participation in the customer's tender process.

On line sales. We offer our customers the ability to purchase our products and services through our internet site and our smartphone application and invest efforts in directing our customers toward self-service channels. We have recently established a new internet site for the marketing and sales our OTT TV service.

Marketing

Our marketing strategy emphasizes our position as a market leader, our value for money to families and small businesses and our provision of a comprehensive solution for our customers' communication needs, by offering  services bundles, which combine a package of voice and SMS usage, cellular data, ISP, landline and ILD services for families and following our OTT TV service a package of voice and SMS usage, cellular data, ILD services and OTT TV service, and bundles offerings for businesses which combine a package of voice and SMS usage, cellular data, extended repair services, IP switchboard, ISP, landline and ILD services for the office for small and mid-sized businesses. We believe the provision of bundles of our services  strengthen loyalty and increase customer satisfaction. We aim to provide our customers with a comprehensive quality experience through the various means of communications that they use, including their mobile handset, tablet and laptop. Alongside our focus on packages for a fixed sum, we have substantially reduced the number of calling plans available to our customers, thus reducing our back office operation.

 From surveys that we conduct from time to time, we learn that subscribers base their choice of communications provider primarily on the following parameters: the services included in the bundle; perceived price of services and handsets; level of customer service; perceived quality of the network; general brand perception; and with regards to the cellular provider - selection of handsets and their compatibility with their needs. Our marketing activities take into consideration these parameters and we invest efforts to preserve our subscriber base and attract new subscribers.

We leverage our extensive interactions with our customers to provide the requested services and also to cross- and up-sell cellular and wireline products and services according to customer needs, usage trends and profitability, mostly by using advanced CRM models, to increase customer satisfaction, loyalty and revenues.

We regularly advertise in all forms of media, including in promotional campaigns. We also use "one to one" promotional campaigns such as advertisements in our subscribers' monthly bill and in incoming IVR. We believe our marketing and branding campaign has been very successful and acclaimed among the Israeli public. In 2014, we also sponsored a memorial concert for one Israel's most popular and beloved singers. We believe that the success and public response that the campaigns and concert have generated is the result of the relevance of their messages to our customers, indicating the success of our focus and differentiation from our competitors.

Cellcom was ranked by Globes as the leading and strongest brand of Israel’s cellular market in 2014 for the fourth year in a row. We believe that our strong brand recognition gives us the high level of market exposure required to help us achieve our business objectives.

Customer Care

Our customer service unit is our main channel for preserving the long-term relationship with our subscribers. We focus on customer retention through the provision of quality service and customer care. In order to achieve this goal, we systematically monitor and analyze our subscribers’ preferences, characteristics and trends by developing and analyzing sophisticated databases. In addition, subscribers are encouraged to subscribe to additional value-added services, mobile data and content services as well other communications services such as ISP, landline and ILD services and our private customers – OTT TV services as well, in order to enhance customer satisfaction and increase ARPU, with a specific focus on bundles of services. We invest large resources in the quality of our service to our customers. Our customer care representatives receive extensive training before they begin providing service and thereafter regularly undergo training and review of their performance. We provide our customer care representatives with a continually updated database, thus shortening the interaction time required to satisfy the customer’s needs and preventing human errors and closely monitor the service provided by them, in order to assure its quality. We constantly review our performance by reviewing customers applications and conducting surveys among our subscribers in order to ensure their satisfaction with our services and to improve them as necessary. In addition, we constantly apply preventive and preemptive measures aimed at reducing churn.

In our efforts to adjust our costs to new market conditions, we have closed or unified walk-in centers in neighboring locations and reduced or relocated call centers, operating them in a more cost effective fashion, while placing greater focus on self-service channels.

 In order to respond to subscribers’ needs in the most efficient manner, our customer support and service operation offers several channels for our subscribers:

Call centers.  In order to provide quick and efficient responses to the different needs of our various subscribers, our call-center services are divided into several sub-centers: general services; technical services; billing; sales; international roaming; and data and internet. We are constantly reviewing the effectiveness of our service and in 2014, we commenced operating a multi-function call center providing all our services. If found to facilitate both effectiveness and cost efficiency, we may establish additional such call centers in the future.  The call center services are provided in four languages: Hebrew, Arabic, English and Russian. We regularly monitor the performance of our call centers. We currently operate call centers in nine locations throughout Israel, four of which are outsourced. In 2013 we witnessed a decrease in calls to our calls centers. During peak hours our call centers have the capability to respond to 600 customer calls simultaneously. We are making efforts to reduce the number of calls to our call centers by offering simple price plans and promoting our self-service channels.

Walk-in centers. As of December 31, 2014, we independently operated approximately 30 service and sales centers, having closed another point of sale and service in 2014, with approximately 150 additional sale and service points operated by our dealers (including our wholly owned dealer, Dynamica), covering almost all the populated areas of Israel. These centers provide a walk-in contact channel and offer the entire spectrum of products and services that we provide to our subscribers and potential subscribers (the majority of which are provided in our dealers' sale and service points as well), including handset sales,  accessories sales (by our wholly owned dealer Dynamica), upgrades and other services, such as bill payment, pricing plan changes and subscriptions to new services. Our independently operated walk-in centers also provide customer service for our OTT TV services. These stores are mostly located in central locations, such as popular shopping malls. Our walk-in centers also serve as a contact point for our subscribers who need repair services. Our subscribers deposit their handsets for repair in our walk-in centers and receive the repaired handset after two business days in the same center or at a location of their choice by a courier. The repair services are conducted in a central lab.

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

Our business sales force and back office personnel also provide customer care to our business customers. We provide small and mid-sized business customers one focal point to both sales and services by phone. We offer our business customers repair services by a dispatch service collecting the handset within 48 hours and returning the repaired handset within 48 hours, during which time, the customer is provided with a substitute handset, free of charge.

Customer service for our OTT TV services and Netvision services is provided in our independently operated service centers and through technicians providing services at the customers' homes.

All of our service channels are monitored and analyzed regularly in order to assure the quality of our services and to identify areas where we can improve.

We constantly invest time and efforts making our services compatible to persons with disabilities. We provide customers with disabilities convenient accessibility to our premises and adapted products and services, including sign language customer care at our walk-in services, free dispatch services, and the option to receive sales in the customer's home. We work closely with Accessibility Israel, a leading Israeli non-profit organization advancing accessibility for persons with disabilities in Israel, and train our representatives to provide accessible service to all our customers.

We entered into an agreement with Be’eri Printers for our printing supplies and invoices as well as the distribution, packaging and delivery of invoices and other mail to the postal service distribution centers in 2003. The agreement is valid until June 2017 and either party may terminate it previously, by advanced written notice to the other party.

Competition

Communications groups and structural separation

The Israeli telecommunications market is currently dominated by four communications groups: Bezeq, Hot, Partner-012 Smile and Cellcom–Netvision. Each of the Bezeq and Hot groups are subject to certain structural separation requirements in relation to sale of bundles of services by Hot and Bezeq and their respective subsidiaries, as a result of being the incumbent and monopoly in their respective core business – landline and multichannel television services. In addition to certain relaxation of the structural separation imposed on the Bezeq group as of 2010, allowing it to offer bundles of services with its subsidiaries,  in March 2014, the Israeli Antitrust Commissionaire published the terms under which it is willing to approve a merger between Bezeq and Yes Bezeq's subsidiary providing multichannel pay-TV. Although the Hot group is also subject to structural separation limitations between its multi-channel television, ISP, cellular and landline services, it was allowed to offer a bundle of landline, multichannel television and internet infrastructure services and under certain conditions ISP services as well, and as of 2011, Hot and Hot Mobile are also allowed to sell and market each other's services and exchange information. Bundle offerings have accelerated and are expected to accelerate competition and price erosion in each of the services included, especially in those services which are not the core services of the Bezeq and Hot groups. For possible annulment of the structural limitations following the execution of a wholesale market of landline services or a proposed change to the ILD services regulation, or approval of mergers in the Bezeq and Hot groups, see "- Wireline" below, "-Government Regulations – Landline" and "Netvision - ISP Business - Competition", "Netvision - Telephony Business - Competition".

Cellular

There is intense competition in all aspects of the cellular communications market in Israel, which has been intensifying further since 2012, with a penetration rate  (the ratio of cellular subscribers to the Israeli population) of approximately 124%, representing approximately 10.2 million cellular subscribers at December 31, 2014, and an average annual churn rate in Israel in 2014 is estimated to be 44%, higher than the churn rates in other developed economies.  We expect this intensified competition to continue in the future. We currently compete for market and revenue share with nine other cellular communications operators: four MNOs (Partner, Pelephone, Hot Mobile and Golan) and five MVNOs (Rami Levy Hashikma Communications Marketing Ltd., or Rami Levy, Home Cellular Ltd., or Home Cellular, Alon Cellular Ltd., or Alon Cellular, Azi Communications Ltd., or Azi and Cellact Communications Ltd., or Cellact). Marathon 018 Ltd., or Marathon, is expected to be awarded the 6th MNO license, after winning frequencies in the recent 4G frequencies tender.

Our estimated market share based on number of subscribers was approximately 29% as of December 31, 2014. Estimated market shares at such time of Partner, Pelephone, Hot Mobile and Golan were estimated to be approximately 28%, 25.5%, 9.3% and 6.1%, respectively and the MVNOs' collective market share was estimated to be 2.1%.

Hot Mobile and Golan commenced their UMTS operation in May 2012. Rami Levy, Home Cellular, Alon Cellular Azi and Cellact, all mobile virtual network operators, commenced operations in December 2011, April 2012 , May 2012, July 2013 and December 2013, respectively. An additional seven entities previously received MVNO licenses but to date have not commenced operating. We do not know if and when the other MVNO licensees will commence operations.

Partner started operations in 1998 and is controlled by Scailex, an Israeli company listed on the TASE, and by its affiliate Suny, the official importer of Samsung cellular phones to Israel (both indirectly controlled by Israeli businessman Mr. Ilan Ben-Dov) and S.B. Israel Telecom Ltd. (indirectly controlled by the media entrepreneur Haim Saban). In March 2011, Partner purchased the outstanding shares of 012 Smile Telecom Ltd., or Smile Telelcom, an ISP and ILD operator, now also serving as Partner's cellular low cost brand dealer.

Pelephone is a wholly-owned subsidiary of Bezeq, the incumbent landline operator and started operations in 1986. As of January 2015, its low cost brand services are sold by another subsidiary of Bezeq – Walla Communications Ltd., an internet portal. Bezeq is controlled by B Communications Ltd., or B Communications,. B Communications is an Israeli company traded on the NASDAQ and the TASE and controlled by Internet Gold Golden Lines Ltd., or Internet Gold. Both B Communications and Internet Gold form part of the Eurocom Communications Group, or Eurocom, controlled by the Israeli businessman Shaul Alovich.

Hot Mobile (previously named Mirs Communications Ltd.) had its license upgraded from push-to-talk to a cellular license in February 2001. In mid-2012 it began its UMTS operation. Hot Mobile is owned by Hot Telecom, or Hot, which is owned by the French businessman Mr. Patrick Derhy. Hot provides multichannel pay-TV services and Internet, data and landline telephony services.

Golan is owned by Xavier Niel, founder and controlling shareholder of the French telecom company Iliad - Free, Patrick and Gerard Pariente, founders and former owners of Naf Naf, a European fashion brand and Michael Golan, the CEO of Golan and former CEO of the French telecom company Iliad – Free. Golan began to operate in mid-2012.

Rami Levy is a subsidiary of a major Israeli discount supermarket chain. Home Cellular is a subsidiary of a leading 'do it yourself' stores chain. Alon Cellular is owned by Alon Holdings which also controls a leading retail and gas station chain. Azi is owned by Telzar, an ILD operator. Cellact is owned by Cellact Ltd., a content provider.

The competition in the cellular communications market intensified following the entry of additional cellular operators to the market, specifically the launch of two new UMTS operations by Hot Mobile and Golan, without having to first invest in building their own network with significantly lower tariffs than market level at that time for private customers . . This has   led to a material increase in churn rate and accelerated and continuous price erosion and a material decrease in revenues and profitability for us. In 2015, Hot Telecom and Golan, respectively, began targeting the business sector, offering lower tariffs than market level, leading to increased competition and price erosion in that sector as well.

Handsets

In the handsets market, we compete with numerous vendors, chain stores and importers' stores. Recent regulatory decisions alleviating the regulatory requirements on the import to and sale of handsets in Israel, coupled with regulatory decisions preventing cellular operators from linking handsets sale and cellular services, led to the entry of additional competitors into the market, significantly increased competition and decreased sales for us. See "Item 4. Information on The Company - Government Regulations – Tariff Supervision" for additional details. That, coupled with the growing change in the business market where corporations no longer purchase cellular services for their employees from a designated operator but rather allow each employee to purchase his or her own device and obtain cellular services from their operator of choice, known as the "bring your own device" phenomenon, and the recently announced cooperation of Golan (that doesn't sell handsets) with Suny for the sale of discounted Samsung handsets for Golan's business customers may further increase the competition in this market.

Wireline

Local landline telephony services are currently provided by two major providers. Bezeq, the incumbent, with approximately 2.2  million lines and Hot, with approximately 681 thousand subscribers (both at the end of September 2014). Bezeq and Hot groups are the only groups owning full landline infrastructure in Israel and offering internet infrastructure services to both ISPs and end-users. Other players include us, Netvision, Partner, Smile Telecom and Bezeq International.

Transmission and landline data services are provided by Bezeq, Hot, Partner (who acquired Med-1's operation) and us. These services are provided to business customers and to telecommunications operators.

Multichannel pay-TV services are dominated by Hot (the incumbent TV provider and monopoly in this filed) and YES, (a subsidiary of Bezeq). The multichannel pay-TV market is also highly penetrated with levels above those of most developed economies. We have recently entered this market, using an hybrid OTT-DTT television service. DTT broadcasting may be used by additional players as well, to be bundled with additional IPTV or Over the Top (OTT) channels, as we do. Partner, Rami Levy and Golan also announced they are developing such a solution and are planning to enter this market. In March and September 2014, the Israeli Antitrust Commissioner, aiming to facilitate the entry of new competitors to the TV market by reducing entry barriers, published the following requirements: (1) Bezeq to generally not bill ISPs for TV related internet infrastructure services, annul and not engage in any non-original production exclusivity arrangements; and (2) both Bezeq/ Yes and Hot to allow new TV service providers to purchase certain original production of Bezeq for two years from the approval of the merger. Those requirements will apply to Bezeq/Yes as preconditions for the completion of their merger.For details of the ISP and ILD markets, see "Netvision - ISP Business" and "Netvision - Telephony Business" below.

The landline wholesale market was formally launched in Israel in February 2015. The increased offerings of bundles of services increase our dependence on the formation of an effective landline wholesale market, to allow us to include broadband internet infrastructure and landline telephony to the private sector in our offer and be competitive. For the formation of a wholesale landline market in Israel see "-Government Regulations – Landline" below".

While an effective wholesale wireline market will enhance our ability (including through Netvision) to compete and extend our service offering, the recommendations regarding the structural separation and Bezeq's tariffs supervision, which were liaised together by the Ministry of Communications' policy, may have a material adverse effect on our competitive capabilities and results of operation. In addition, setting low prices for landline wholesale market services may increase the competition in the landline market as it will facilitate the entrance of new competitors to the landline market and may trigger further escalation in the competition in other markets in which we operate. The effectiveness of the wholesale landline services and our ability to offer these services is dependent on the manner of implementation of the wholesale services, which require the cooperation of the infrastructure owners in the execution of the regulator's decisions and in relation to issues and processes not regulated.

For further details see below in this Item 4. B. under "- Netvision". See also "Item 3. Key Information – D. Risk Factors – Risks Related to our Business – We face intense competition in all aspects of our business".

Competition – general

The principal competitive factors in the telecommunications market include the services included in the bundle, perceived price, general brand perception and customer service.

In response to the enhanced competition in the Israeli telecommunications market, we have implemented various steps and strategies, including:

·
acquiring Netvision to create a competitive communications group and offering comprehensive bundles of mobile and wireline solutions and future triple offerings, once a wholesale market is effectively available;

·
investing in our network to ensure our ability to offer quality and advanced cellular and wireline services, including in our 4G network which is also supporting LTE advanced technology and providing our customers with the most advanced services;

·	entering into network and cell site sharing agreements with Pelephone and Golan, which, if approved and executed, will result in substantial operating expense and capital expenditure savings to us;

·
identifying new opportunities to maximize our advantages as a cellular operator  and as a communications group, such as our recently launched television services over the internet and the wider offering of landline infrastructure and telephony services to the private sector if an effective wholesale market is established;

·	investing significant resources in customer service and retention, as well as supporting information technology systems;

·	taking aggressive efficiency measures through adjustments to our existing head count, reducing overhead expenses and improving work processes, in order to reduce costs and improve our agility; and

·	offering attractive pricing plans to subscribers, including bundles of services and cross-sale and up-sale of our and Netvision's services.

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

We have registered approximately 40 domain names and approximately 100 trademarks and trademarks applications, the most important of which are the star design, “Cellcom”, “Talkman”, “Cellcom Volume” and "Cellcom tv". Netvision has registered approximately 120 domain names and approximately 30 trademarks, the most important of which are "Netvision" and "013 Netvision".  We are also the proprietor of a few registered patents.

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

·
we must maintain a minimum standard of customer service, including, among other things, establishing call centers, maintaining a certain service level of our network, collecting payments pursuant to a certain procedure, protecting the privacy of subscribers; use a specific format for our agreement with our customers; obtain an explicit request from our subscribers to purchase services, whether by us or by third parties, as a precondition to providing and charging for such services, including specific requirements as to format and a default blockage of the customer's ability to purchase certain services; maintain a specific form of evidence of customers' request to purchase our services as a precondition to charging our customers for those services; and provide certain notifications to customers regarding the services ordered and the procedures for handling subscribers' objections as to billing and repayment of overcharged sums;

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

In July 2014, the Israeli Ministry of Communications published a hearing regarding 2G and 3G networks' coverage and quality requirements. The requirements proposed are more severe than the existing requirements and if adopted may adversely affect our result of operations.

In August 2014, the Ministry of Communications published a hearing regarding roaming services provided to subscribers. The hearing proposes, in order to increase competition and reduce roaming payments by subscribers, among others, to allow other Israeli telecommunication operators, including other cellular operators, mobile virtual network operators, international calls operators and landline operators to offer roaming services to a cellular subscriber of another cellular operator, while abroad, using the subscriber's usual cellular number as well as change the way payments for roaming services are calculated. See additional details under "-Tariff Supervision" below. The effects of the changes proposed vary significantly depending on the alternative adopted. The adoption of some alternatives may have a material adverse effect on our results of operations.

In August 2014, the Ministry of Communications proposed to amend the Israeli Communications Law and set fixed compensation in case of failure to meet response times the Minister of communications proposes to set for telecommunications operators' call centers, as well as a fixed compensation in case a subscriber was wrongfully overcharged (more severe than the existing provision to that effect in the Israeli Consumer Protection Law). We estimate that the proposed changes, if adopted as proposed, would have a material adverse effect on our results of operations.

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

Unified license

In November 2014, the Ministry of Communications published the unified license that will replace the current special general license for the provision of landline communications services, the general license for the provision of international telecommunication services and the MVNO license. The unified license will be in effect for the term of the general license it replaces and allow its holder to provide any of these services as well as ISP services (currently provided under an internet service provider license) and installation and maintenance of telecommunication equipment at a customer's or the licensee's premises (currently provided under a "network end point" license). The purpose of the unified license is to alleviate the requirements on license holders that are not required to have a nationwide infrastructure, in order to decrease entry barriers for additional competitors to enter those markets. Consequently our and our subsidiaries (including Netvision's) licenses, other than our cellular license, will be replaced in the future with the unified license. This replacement would occur in two phases: (1) replacement of each such license to a separate unified license format by August 2015, followed by (2) unification into one license encompassing all those services.

The unification process and timing is yet to be determined in coordination between the Ministry of communications and the operator and it may have various legal, financial, tax and accounting implications on our operations to the extent it would require the transfer of assets, goodwill, rights and obligations among the companies in our group or require an operational unification. The provision of several services by one entity would also circumvent the limitations on discrimination between operators.

Tariff supervision

Under the Israeli Communications Regulations (Telecommunications and Broadcasting) (Payment for Interconnecting), 2000, interconnect tariffs among landline operators, international call operators and cellular operators are subject to regulation. In September 2010, the regulations were amended to dramatically reduce maximum interconnect tariffs payable to cellular operators, leading to a material decrease in our revenues.

As of 2013, we are prohibited, under the Communications Law, from making any linkage between a cellular services transaction and a handset purchase transaction, including by way of offering airtime rebates or refunds for handsets . This has resulted in decreased sales of handsets by us and increased churn .  In November 2013, the MOC instructed the discontinuance of any specific rebates and refunds to customers transferring from other cellular operators.

The Communication Law has prevented the collection of Early Termination Fees in the cellular market (as of 2012) and the other communication markets (as of 2011) (excluding from customers with more than a certain amount of cellular lines or over a certain amount of monthly invoice for bundles or other services) in existing as well as new pricing plans. An additional amendment to the Law prohibits the collection of the handset's remaining installments in one payment pursuant to early termination. This has led to materially increased churn rate and subscriber acquisition and retention costs and subsequently to accelerated price erosion.

Under the Communications Law, if a new operator or Hot Mobile and the hosting operator for national roaming have not reached an agreement as to the terms of the service (including the consideration), for any reason, until the service is to commence (after certain criteria is met) the service will be provided for the then prevailing interconnect tariff (in case of a call and for data services - 65% of the interconnect tariff per 1 mega) and subsequently (but no later than February 1, 2012) shall be determined by the Ministry of Communications with the consent of the Minster of Finance and applied retroactively. Unfavorable terms and consideration for the service, may result in material adverse effect on our results of operations. In October 2011, we entered a national roaming agreement with Golan (to be replaced by network sharing agreements, subject to regulatory approvals) and in September 2011, Hot Mobile entered a national roaming agreement with Pelephone and later with Partner.

Under the Communications Law, in the event that a MVNO and the cellular operator, will not have reached an agreement as to the provision of service by way of MVNO within six months from the date the MVNO has approached the cellular operator, and if the Ministry of Communications together with the Ministry of Finance determine that the failure to reach an agreement is due to unreasonable conditions imposed by the cellular operator, the Ministry of Communications may intervene in the terms of the agreement, including by setting the price of the service. Unfavorable terms and consideration for the service, may result in material adverse effect on our results of operations. For additional details see "Mobile Virtual Network Operators" below. To date, five MVNOs commenced operations after entering hosting agreements,  one of them (Home Cellular) is hosted by us. In November 2014 the Ministry of Communications published the principles for reviewing the reasonability of MVNO hosting agreements, including existing agreements which the MVNO request to update if the existing agreement hinders its ability to compete and the parties fail to reach an agreement as to its update, to be carried out in light of the best offer made by the cellular operator to a business customer.

As of January 2013, we are obligated to pay our customers predetermined damages for each discrepancy from the customer's pricing plan, remedied after the customer complained, under the Consumer Protection Law. The damages are in an insignificant amount, but may aggregate to substantial amounts if paid to numerous customers on multiple occasions . In August 2014, the Ministry of Communications proposed a bill aiming to impose substantially increased predefined damages for any discrepancy from the customer's pricing plan, which may aggregate to substantial sums if paid to numerous customers on multiple occasions.

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

In August 2014, the Ministry of Communications published a hearing regarding roaming services provided to subscribers. The hearing proposes, in order to increase competition and reduce roaming payments by subscribers, among others, to change the way payments for roaming services are calculated, such as by requiring a 1 second unit or 1 KB unit (as applicable) for billing of roaming services while abroad and not charging for certain intervals of the call. The adoption of such proposed changes may have a material adverse effect on our results of operations.

Network Sharing

In May 2014, the Ministry of Communications published a network sharing policy and later in July 2014, as part of the 4G frequencies tender documents, a draft license amendment which sets certain specific requirements for the approval of such sharing (some of which were amended during the tender process). The policy, as complemented by the draft license includes the following principles: (1) sharing of passive elements of cell sites and active sharing of antennas among all cellular operators are encouraged; (2) active sharing of radio networks using shared equipment and frequencies will be allowed only between an operator with a partial 3G network deployment and an operator with a full 3G network deployment, whereas such sharing will not be allowed for two operators with full 3G network deployment. Active sharing of radio networks in which the operators will use separate frequencies is possible in particular circumstances; (3) sharing of transmission from cell sites among operators sharing frequencies is generally allowed; (4) Investing in a 4G network will be considered as meeting an operator's undertaking to deploy a 3G network under certain conditions; (5) active sharing of radio networks using shared equipment and frequencies and certain other sharing agreements require the prior approval of the Ministry of Communications. Approval of active sharing of radio networks using shared equipment and frequencies is conditioned upon the following:

·	There will be at least 3 independent cellular radio networks in Israel;

·	The sharing operators must allow other operators to join at equal terms to those awarded to the operator with the smallest market share;

·	Each sharing operator may host a Mobile Virtual Network Operator without the other operator's consent;

·
Each sharing operator will be responsible for the provision of cellular services under its license. An indefeasible right of use for the duration of the sharing may be considered as meeting this principle;

·	Approvals will be granted for a limited period and may be extended;

·
The shared radio network will be operated through a joint entity held equally by the sharing operators but structurally separated from each of them, which will be required to obtain a license from the MOC but will not be allocated frequencies and each of the sharing operators shall enter into a usage agreement with it. The shared network shall use the frequencies allocated to the sharing operators;

·
The radio elements of the shared network will be held in equal parts by the sharing operators; each of the sharing partners will have a right of use in the other partner's passive infrastructure following termination of the agreement; and

·	Additional principles relating to the execution of such sharing and its termination.

We entered network sharing agreements with Golan which includes a 4G active sharing agreement and a sharing agreement of passive elements only, with Pelephone, subject to regulatory approvals.  Hot and Partner entered a network sharing agreement which was approved by the Anti Trust Commissionaire and awaits the approval of the Minister of communications. For details of our sharing agreements see "– Network and Technology - Network and Cell Sites Sharing Agreements" above.

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

Site licensing

We have experienced difficulties in obtaining some of the permits and consents required for the construction of cell sites, especially from local planning and building authorities. The construction of a cell site without a building permit (or applicable exemption) constitutes a violation of the Planning and Building Law. Violations of the Planning and Building Law are criminal in nature. The Planning and Building Law contains enforcement provisions to ensure the removal of unlawful sites. There have been instances in which we received demolition orders or in which we and certain of our directors, officers and employees faced criminal charges in connection with cell sites constructed and/or used without the relevant permits or not in accordance with the permits. In most of these cases, we were successful in preventing or delaying the demolition of these sites, through arrangements with the local municipalities or planning and building authorities for obtaining the permit, or in other cases, by relocating to alternate sites. As of December 31, 2014, we were subject to  four criminal and administrative legal proceedings alleging that some of our cell sites were built and have been used without the relevant permits or not in accordance with the permits. As of the same date, a small portion of our cell sites operated without building permits or applicable exemptions. Although we are in the process of seeking to obtain building permits  of these sites, we may not be able to obtain them and in several instances we may be required to relocate these sites to alternative locations or to demolish them without any suitable alternative. In addition, we may be operating a significant number of our cell sites, in a manner which is not fully compatible with the building permits issued for them, although they are covered by permits from the Ministry of Environmental Protection in respect of their radiation level.  In some cases we will be required to relocate these cell sites to alternative locations, to reduce capacity coverage or to demolish them without any suitable alternative.

Based on advice received from our legal advisors and consistent with most Court rulings on the matter and the Israeli Attorney General opinion on the matter (given in May 2008) that the exemption from obtaining a building permit applies to cellular radio access devices, we have not requested building permits under the Planning and Building Law for rooftop radio access devices.

Notwithstanding the Attorney General's opinion, in May 2008 the District Court of Tel-Aviv-Jaffa, in its capacity as court of appeals, ruled that our and other cellular operators’ devices do not meet the exemption’s requirements and therefore cannot be relied upon by us and other cellular operators. We and other cellular operators appealed against this ruling to the Supreme Court and the State notified the Supreme Court it concurs with our and another cellular operator’s appeals against the District Court ruling. The State requested that a third operator’s appeal be returned to the District Court for further deliberation on specific questions regarding the interpretation of "rooftop" and the requirement to obtain an extraordinary usage permit in the circumstances of that case in the context of the exemption. The Supreme Court decided to hear our appeal together with two appeals filed in 2008 and 2009, including by the Union of Local Authorities in Israel and certain local planning and building authorities, requesting to argue against the position of the State.

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

In September 2010, the Israeli Supreme Court issued an interim order prohibiting further construction of radio access devices in cellular networks in reliance on the exemption. The interim order, that was issued pursuant to the Israeli Attorney General's request, will be in effect until the enactment of the proposed regulations or other decision by the court. A further decision of the Supreme Court in February 2011, states that the order will not apply to the replacement of existing radio access devices under certain conditions. As of September 2011, the order was relaxed to allow Hot Mobile and Golan to construct radio access devices in reliance on the exemption, under certain limitations. Our application to relax the interim order against us was denied. The Attorney General's opinion submitted in December 2013 to the court supports a permanent order to prevent us from constructing radio access devices in cellular networks in reliance on the exemption, until regulations limiting our reliance on the exemption are enacted but allowing us to replace radio access devices under certain conditions and allowing Hot mobile and Golan to continue to construct radio access devices in reliance on the exemption,  until July 2014. We are awaiting the Court's decision. In September 2014 the court suggested the parties shall come to an agreement, based on the 2010 draft  regulation and the parties are discussing such an arrangement.

  Additionally, in November 2008 and again in October 2014, the District Court, in its capacity as court of appeals, ruled that the exemption does not apply to radio access devices, if the rooftop on which those devices are located is at the same level as a place of residence or other building that is regularly frequented by people. Other appeals relating to the exemption, including as to the requirement to obtain an extraordinary usage permit, are still under consideration, as well as other claims asserting that those cell sites and other facilities do not meet other legal requirements continue.

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

Several local planning and building authorities argue that Israeli cellular operators may not receive building permits in reliance on the current National Zoning Plan 36, or the Plan, for cell sites operating in frequencies not specifically detailed in the frequencies charts attached to the Plan. In a number of cases, these authorities have refused to issue a building permit for such new cell sites, arguing that the Plan does not apply to such cell sites and that building permits for such cell sites should be sought through other processes (which are longer and cumbersome), such as an application for an extraordinary usage or under existing local specific zoning plans. Since June 2002, following the approval of the Plan, building permits for the Company's cell sites (where required) have been issued in reliance on the Plan. The current proposed draft amendment to the Plan covers all new cell sites requiring a building permit, independently of the frequencies in which they operate. Most of our cell sites and many cell sites operated by other operators, also operate in frequencies not specifically detailed in the Plan. The frequencies allocated in the 2011 UMTS tender to Hot Mobile and Golan as well as the frequencies awarded under the January 2015 4G frequencies tender, are also not detailed in the Plan. We believe that the Plan applies to all cell sites, whether or not they operate in specific frequencies.

If this approach continues, it would have a negative impact on our ability to deploy additional cell sites (until such time as the Plan is amended to include all cellular cell sites), which could negatively affect the extent, quality and capacity of our  network coverage and our ability to continue to market our products and services effectively.

In addition to cell sites, we provide repeaters (also known as bi-directional amplifiers) and femto-cells to subscribers seeking a solution to weak signal reception within specific indoor locations.  Based on advice received from our legal advisors, we have not requested building permits under the Planning and Building Law for outdoor rooftop repeaters, which are a small part of the repeaters that have been installed. It is unclear whether other types of repeaters and femto-cells require building permits.  Some repeaters and femto-cells require specific permits and others require a general permit from the Ministry of Environmental Protection in respect of their radiation level, and we ensure that each repeater functions within the parameters of the applicable general permit. Should it be established that the installation of repeaters and femto-cells (including those already installed) requires a building permit, we will perform cost-benefit analyses to determine whether to apply for permits for existing repeaters or to remove them and whether to apply for permits for new repeaters or femto-cells.

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

In August 2014, additional regulations that include a new exemption from obtaining a building permit came into effect. The exemption is afforded to the addition of an antenna to an existing cell site and is subject to receiving the Commissioner of Environmental Radiation approval that such addition does not change the radiation safety range set in relation to such cell site prior to the addition.

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

In May 2012, the positions of the Ministries of Communications, Health and Environmental Protection in relation to the various aspects of the provision of 4G services in Israel were published, in response to a petition to hold a public debate regarding 4G service in Israel and prevent 4G spectrum allocation until such debate is held. The Ministries held the position that 4G services would involve some increase in the level of non-ionizing radiation the public will be exposed to and that in order to minimize such increase 4G deployment should be based on current cell sites, additional outdoor and indoor small cell sites and, whenever possible, use wireline infrastructure so that data traffic shall be carried mostly through wirelines and not cellular infrastructure. The adoption of the inter-ministry team's recommendations regarding cell site sharing is to be a precondition for the deployment of 4G infrastructure. Under such guidelines, the public's exposure to non-ionizing radiation level should not increase substantially. The Ministry of Health further opined that in light of the preventive precaution principle and, in order to reduce as much as possible the alleged health risks, 4G fields of usage and specific usage should be predefined and additional usage, where a landline alternative is available, should be conditioned on further discussion. The Ministry of Environmental Protection stated that full deployment of 4G infrastructure, under the guidelines set by the ministries shall decrease the level of exposure from handsets and create a more balanced level of exposure from cell sites, lower than current level in some areas where cellular infrastructure is insufficient and somewhat higher in areas where cellular infrastructure is sufficient and in any case much lower than the maximum exposure levels recommended by the international health organization and required under the environmental permits for cell sites in Israel. In August 2014, the Ministry of Communications allowed the provision of 4G services and in January 2015, 4G frequencies were awarded to the cellular operators. The abovementioned recommendations were not included in the approval or tender documents. See "Construction and operating permits from the commissioner of environmental radiation" below for additional details. For details regarding network and cell sites sharing agreements see "– A. History And Development Of The Company- Our History - Strategic network sharing agreements " and "- B. Business Overview – Network and Technology - Network and Cell Sites Sharing Agreements" above.

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

Since January 2006, we have provided approximately 380 indemnification letters in order to receive building permits. In addition, prior to January 2006, we provided three undertakings to provide an indemnification letter to local planning and building committees.  Local planning and building committees have sought to join cellular operators, including us, as defendants in depreciation claims made against them even though indemnification letters were not provided.  We were joined as defendants in a small number of cases, and as of December 31, 2014,  we are a party to one depreciation claim. We expect that we will be required to continue to provide indemnification letters as the process of deploying our cell sites continues. As a result of the requirement to provide indemnification letters, we may decide to construct new cell sites in alternative, less suitable locations, to reduce capacity coverage or not to construct them at all, should we determine that the risks associated with providing such indemnification letters outweigh the benefits derived from constructing such cell sites, which could impair the quality of our service in the affected areas.

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

We obtained type-approval from the Ministry of Communications for each handset model we started to import prior to November 2012. As of November 2012, we inform the MOC of new models that we start to import and receive the MOC's approval. SAR levels are a measurement of non-ionizing radiation that is emitted by a hand-held cellular handset at its specific rate of absorption by living tissue. SAR tests are performed by the manufacturers on prototypes of each model of handset, not for each and every item. We include the information published by the manufacturer regarding SAR levels as we do not perform independent SAR tests for equipment and rely for this purpose on information provided by the manufacturers. As the manufacturers’ approvals refer to a prototype handset, we have no information as to the actual SAR level of each specific item and throughout its lifecycle, including in the case of equipment repair. We inform our customers that there may be changes in the SAR levels in the event of equipment repair.  See "Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings – Class Actions" for details regarding two class actions against us, in respect of handsets and accessories.

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

Although the regulations that regulate the operation of an MVNO deal with an agreement based MVNO, the Communications Law, instructs that in the event that an MVNO and the cellular operator will not have reached an agreement as to the provision of service by way of MVNO within six months from the date the MVNO has approached the cellular operator, and if the Ministry of Communications together with the Ministry of Commerce determine that the failure to reach an agreement is due to unreasonable conditions imposed by the cellular operator, the Ministry of Communications will use its authority to provide instructions. Such instructions may include intervening in the terms of the agreement, including by setting the price of the service. Furthermore, in November 2014 the Ministry of Communications announced it may review the reasonability of  MVNO hosting agreements, including existing agreements which the MVNO request to update if the existing agreement hinders its ability to compete and the parties fail to reach an agreement.  For the Minister of Communications' authority to give instructions and to set prices see "Item 4. Information on the Company – B. Business Overview - Government Regulations - Tariff Supervision". Unfavorable terms and consideration for the service may result in material adverse effect on our results of operations.

To date the Ministry of Communications has granted eleven MVNO licenses and five MVNOs have entered hosting agreements with cellular operators, without the Ministry of Communications's intervention Five MVNOs - Rami Levy, Home Cellular Alon Cellular Ltd., Azi and Cellact entered hosting agreements and commenced operations in December 2011 through December 2013. It is unknown if and when the others will commence operations. For additional details see "Item 4. B. – Business Overview – The Telecommunications Industry in Israel – Cellular services".

Additional MNOs

Hot Mobile (in September 2011) and Golan (In January 2012) were awarded new UMTS frequencies, following a spectrum tender held by the Ministry of Communications.  Under the UMTS tender terms, both Golan's and Hot Mobile's commitment to pay license fees was reduced to NIS 10 million, after reaching 7% market share each, in the private sector .  Hot Mobile and Golan were awarded certain additional benefits and leniencies, such as a prolonged timetable for network coverage completion and the right to use national roaming through cellular operators' networks.

Under the Communications Law existing operators (other than Hot Mobile) are required to provide new UMTS operators and Hot Mobile national roaming services, for a period of seven to ten years (subject to certain conditions). If the new operator or Hot Mobile and the hosting operator have not reached an agreement, as to the terms of this service (including the consideration), for any reason, by the time that the service is to commence (after certain criteria are met) the service will be provided for the then prevailing interconnect tariff and subsequently (but no later than February 1, 2012) shall be determined by the Ministry of Communications with the consent of the Minster of Finance and applied retroactively.

In October 2011, we entered a national roaming agreement with Golan, under which we will provide Golan national roaming services and cell site sharing privileges (which will be later replaced by our network sharing agreements with Golan, subject to regulatory approvals), and Hot Mobile entered a national roaming agreement with Pelephone (and later with Partner). As a result, the Ministry of Communications did not determine the terms for the service.

In May 2012, Golan and Hot Mobile launched their UMTS services, which materially increased competition in the market, increased churn and accelerated price erosion, and  have materially adversely affected our results of operations. Investing in a 4G Network will, under certain conditions, replace Golan and Hot Mobile's obligation to deploy a UMTS network. For additional details see "Network Sharing" above. For the Minister of Communications' authority to give instructions and to set prices in regards to national roaming agreements see "Item 4. Information on the Company – B. Business Overview - Government Regulations - Tariff Supervision".

In January 2014, the Israeli Ministry of Communications completed an 1800MHz frequencies tender, for 4G technologies (such as LTE, LTE Advanced). Participation in the tender was open for all current MNOs, MVNOs and other entities meeting certain condition and bands were awarded to the highest bidders. All existing MNOs and Marathon won bands in the tender and Marathon is expected to be awarded an MNO license. Under the tender terms, Marathon, Golan and Hot Mobile are eligible for up to 50% discount, 10% discount for each 1% addition to their market share, obtained over the next 5 years.

Landline

In May 2012, the Israeli Minister of Communications published a policy document regarding wireline wholesale services, which mainly provides for: (1) the creation of an effective wholesale telecommunications access market in Israel, as Bezeq and Hot will allow other operators that do not own an infrastructure, to use their infrastructure in order to provide services to end users; (2) the wholesale market's tariffs and terms of agreement shall be agreed through negotiations between the owners of the wireline infrastructure (Bezeq and Hot) and the other operators and once agreed will be offered on the same terms, to all other operators, including the owner's affiliates (3) the annulment of the structural separation between an owner of wireline infrastructure and its international landline operator and internet service provider affiliates and replacement thereof with an accounting separation within nine months from the date of execution of an agreement between the owner and another operator with a significant market share, unless the Minister of Communications finds that such annulment may considerably harm competition or the public.

The Minister of Communications shall consider providing leniencies in relation to or annulment of the structural separation between an owner of wireline infrastructure and its cellular operator affiliate according to the pace of development of a wholesale market and the state of competition in the market. In case an effective wholesale market does not develop within twenty four months from the date of the policy document, the Ministry of Communications shall act to impose a structural separation in the owners of the wireline infrastructure between the infrastructure and the services provided through this infrastructure; (4) the annulment by the Minister of Communications of the structural separation in relation to television broadcasting services if there is a reasonable possibility of providing a basic package of television services through the internet by providers without a national landline infrastructure. The Minister of Communications shall consider imposing a requirement to provide television broadcasting services for the same price within a package of telecommunications services and separately; and (5) a change of the supervision on Bezeq retail tariffs to maximum tariffs rather than the current setting of fixed tariffs within six months from the date of execution of an agreement between Bezeq and another operator.

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

In November 2014, the Minister of Communications amended Bezeq's and Hot's Communications' licenses so as to include certain wholesale landline services, such as internet infrastructure services and wholesale landline telephony services, and the terms for the provision of such services (within 3-6 months from the date of that decision) as well as promulgated regulations setting the maximum tariffs of the wholesale landline services to be provided by Bezeq. In December 2014, Bezeq filed a petition with the Israeli Supreme Court seeking to annual such amendment to its license and the said regulations as well as an interim injunction. The court will hear Bezeq's petition and request for interim relief in March 2015, after the date in which it is required to commence provision of one of the services (Internet Infrastructure). In January 2015, the Ministry of Communications further amended Bezeq and Hot's licenses to include additional landline services, such as the use of certain of their physical infrastructure by operators who do not own such infrastructure, and the terms for their provision, as of August 2015. In February 2015, the wholesale landline market was formally launched in Israel.

Further, the Ministry of Communications published a hearing proposing a method of inspecting whether Bezeq and Hot reduce their retail tariffs and thereby reduce the difference between the wholesale and retail tariffs ("margin squeeze") for certain landline services, aiming at reducing the operators who do not own landline infrastructure's profit and preventing their operation in the market.

In August 2013, IBC (a company owned by the Israeli Electric Company, or IEC, and an international group led by Via Europa) received licenses for the provision of broadband infrastructure services on the IEC's optic fibers infrastructure to other licenses holders as well as directly to large business customers. IBC has commenced deployment of its infrastructure in 2014 and recently commenced the provision of such services in selected areas. Some of the smaller ISP providers have reportedly entered an agreement with IBC. See also "- Competition – Wireline" above.

OTT TV

Television services over the Internet are currently not regulated in Israel. In August 2014 , a committee nominated by the Ministry of Communications in order to examine, among other things, the regulatory principles and rules that should apply to both  television broadcasting over the internet and the incumbents' TV service over cables and via satellite, submitted its interim recommendations for public comments, including (1) audio-visual service suppliers (which include the OTT TV service we supply) will not be required to receive a license as a precondition to their operation but will be required to register with the regulator and will be subject to regulation to be applied gradually, depending on such suppliers reaching certain market share or certain revenues; (2) regulation to include the obligation to provide service to anyone wishing to subscribe in Israel; (3) original Israeli content financing to be divided among infrastructure providers (MNOs, ISPs and landline operators) and content providers (broadcasting entities) and (4) the requirement to carry certain channels. The implementation of such recommendations is subject to the publication of final recommendations and the adoption thereof by legislation. If the legislation adopted require us to make additional investments or impose unfavorable regulation on our OTT TV service, or usage of the DTT infrastructure,  it may adversely affect our OTT TV business.

See also "- Competition – Wireline" above.

Emergency situations

We may be subject to certain restrictions and instructions regarding our activities or provision of services during national emergencies or for reasons of national security or public welfare, which may increase our liability, including taking control of our cellular or landline networks. Further, the Prime Minister and the Ministry of Communications may determine that our services are deemed essential services, in which case we may be subject to further additional limitations on our business operations.

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

In 2014 we continued to contribute to the community with a specific focus on our "Cellcom Volume" youth centers initiative. In addition to promoting Israeli music and artists and providing our customers with Israeli music through a variety of musical content, we have contributed to the creation of "Cellcom Volume" youth centers in various locations throughout Israel, in which we provide young people resources related to music, including music classes, facilities to bands and choirs for rehearsals and recording studios. We believe music is a language that connects and bonds different people together. As of December 31, 2014, we had 7 "Volume Centers" active throughout the country.

Throughout the year, our employees volunteer in various activities in the community.

In addition to our contribution to the building up and strengthening of the community, through activities such as our "Cellcom Volume" youth centers, we make financial donations to other worthy causes and entities. In 2014 we donated a total sum of approximately NIS 1.5  million, including our contribution to the community.

We are aware of the importance of environmental protection. Accordingly, while providing quality products and services to our subscribers, we seek to operate responsibly to continuously reduce negative impacts on the environment and the landscape, aiming at a better environmental performance than required by local law. We dedicate personnel, funds and technologies to improve our performance, strive to achieve an efficient deployment of infrastructure subject to the applicable standards, and cooperate with the local authorities. We constantly monitor our environmental performance and aim to reduce our ecological footprint, through activities such as recycling of electronic components and packages, reduction of paper usage by managed printing, reduction of pollutants' emissions and energy usage as well as activities aimed at allowing our subscribers to better protect the environment, such as collecting used batteries, sending subscribers their monthly bill for our services and other correspondence from us via e-mail and as of 2014, also by SMS, in lieu of regular mail, transfer to usage of environment friendly raw materials and separation between different types of waste in our repair services. In 2010, we entered into an agreement for the future purchase of electricity to be produced by a private natural gas based power station.

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

ISP Business

General

The provision of internet connectivity services is one of Netvision's primary businesses. Netvision is a leading provider of internet connectivity services. The Israeli internet market is characterized by a separation between the internet infrastructure providers and the internet connectivity service providers. Consequently, the internet customer is required to enter into a contractual arrangement with both of these providers. The infrastructure provider is responsible for the connection of the customer from his computer or other device to the infrastructure provider's operator. The internet service provider (such as Netvision) is responsible for providing access to the customer from the infrastructure provider's operator, through its own operator, to the local and global internet network. Currently, there are two main internet infrastructure providers having landline infrastructure for the private sector in Israel: Bezeq and Hot. Netvision's internet infrastructure is currently comprised of connectivity sites in two locations in Israel (Haifa and Petah-Tikvah), which provide Netvision's customers, through overseas connectivity points in London and Frankfurt, with connectivity to the global internet network. This internet infrastructure contains backup capability in order to ensure continuity of service.

Services and Products

Netvision's main service provided to its internet subscribers is internet connectivity service and related services and products, as well as bundles of its services, including  bundling with our services and other companies' products or services.

In addition, Netvision offers its internet subscribers value added services, such as data protection services to its private subscribers and connectivity integration solutions and global communications solutions to its business customers, including firewalls, anti-virus and anti-spam software, overseas internet connectivity services and server hosting services. In addition, Netvision provides ISP services that offer the ability to filter the content viewed by the internet users.

Netvision is constantly considering and evaluating the possibility of introducing additional products and services to its customers.

The Israeli ISP market is characterized by rapid technological changes, both in terms of the bandwidth offered to customers, as well as in terms of expansion of the list of products and services offered.

Suppliers

In the course of engaging in its ISP business, Netvision has entered into agreements with various suppliers, of which the principal agreements are the following:

Netvision has entered into a number of agreements with Mediterranean Nautilus Ltd. and Mediterranean Nautilus (Israel) Ltd., or collectively Med Nautilus, between 2003 and 2013. Med Nautilus is the owner of  communications infrastructure which connects the Israeli internet network to the "entry points" of the global internet network via an underwater communications cable (out of three existing cables, one of them is owned by one of Netvision's competitor, Bezeq International). Pursuant to its agreements with Med Nautilus, Netvision purchased rights of use, of certain telecommunications capacities on Med Nautilus' communications cables, as well as maintenance and operation services relating to these cables. Over the last few years Netvision has increased the capacity purchased for significantly lower prices. The 2013 agreement includes an option pursuant to which Netvision may expand the purchased capacity. The term of the agreement with respect to capacity purchased from Med Nautilus is in effect until May 2032. Netvision has the option to terminate agreements with respect to parts of the capacity in 2022 and 2027.   The terms of these agreements may be subject to regulatory intervention – see "- Regulation and Licenses" below.

Netvision has also entered into agreements with Bezeq and Hot, the primary internet infrastructure providers in the Israeli market. Netvision is dependent upon these suppliers since without their infrastructure Netvision would be unable to provide its ISP services to its customers. Due to the increase in customer demand for broadband width in recent years, Netvision is required from time to time to increase the capacity it purchases from Bezeq and Hot.  Until December 2014, Netvision was required to purchase minimum bandwidth capacities from Bezeq. In June 2012, following our application to the Ministry of Communications to intervene with respect to these prices, the Ministry has published a hearing in relation to these connectivity services, and in 2013, both Bezeq and Hot reduced the price they demand for connectivity services to their infrastructure.

In 2015, we entered into an agreement with Bynat, for the provision of maintenance and proactive malfunction detection and consultant services for Netvision's IP network equipment by Cisco, effective until the end of 2019. In addition, Netvision sells various Cisco products to its customers.

Netvision uses several supporting systems for the provision of service to its customers, including communications infrastructure by Nortel (see additional details under "Telephony Business – Suppliers" below), customer relations management system by PeopleSoft supported by Amdocs, inventory and suppliers management system by Priority/Eshbel, billing system by CBP supported  internally and by Intec, financial system by Coda and infrastructure integrations system by Microsoft BizTalk. In July 2013, we transferred Netvision's inventory and suppliers management operation to our ERP solutions provided by SAP, supported by Rimini. We are in the process of developing a new version for our billing system, so as to include Netvision's billing operation, and intend to replace both our and Netvision's CRM system with one system that shall serve both companies. For details see "Item 4. Information on The Company –B. Business Overview – Network and Technology - Information technology".

Sales and Marketing and Customer Care

Netvision conducts its sales and marketing activities in the ISP business through various channels, including media advertising in internet and television, concentrated sales campaigns, telemarketing to potential customers, as well as targeting existing customers by offering them upgrades to existing subscription programs and value added products and services. In addition, Netvision regularly collaborates with other telecommunications providers (including Bezeq and Hot) in order to offer service packages to existing and potential customers and its services are also marketed by Cellcom, including in bundles of services.

Netvision's sales and customer care center is located in Haifa, with additional teams located in our headquarters in Netanya, providing sales services, technical and support services, billing and general information, by specializing representatives as well as installation services provided by technicians teams at the landline customers' premises. In addition, Netvision provides its subscribers and potential subscribers with various self-service channels, such as IVR, web-based services, automatic and live chat and mobile phone application where they can receive general and specific information.

Competition

Internet access is currently provided by three major Internet service providers, or ISPs: Netvision, Bezeq International, Smile Telecom (a subsidiary of Partner), and some other smaller players including Hotnet (a subsidiary of Hot).As of December 31, 2014, Netvision provides ISP services to approximately 600,000 households and we estimate Netvision's market share to be 32%. Based on Bezeq and Hot reports, at the end of September 2014, the household penetration rate was approximately 88%.

The Israeli ISP market is highly competitive and saturated and is characterized by relatively low entry barriers. Competition among the various players concentrates mainly on the ability to offer high-speeds of internet connection and on pricing. Although the provision of ISP services requires obtaining a license from the Ministry of Communications, the Ministry's policy is liberal in granting ISP licenses. As a result, as of the date of this report, there are a few dozen holders of ISP licenses in Israel, though most of them do not hold significant market shares. Entry into the ISP market requires, however, incurring substantial penetration costs associated with the formation of ISP infrastructure, support systems, customer care systems and marketing channels. Due to such penetration and the other ongoing costs of operating ISP service, profitability in the ISP market usually requires creation of a broad customer base and the ability to sell added value products and high speed packages to the customers.

The key success factors in the ISP market are the services included in the bundle, competitive pricing, brand recognition and reputation, advanced and updated technological capabilities, available bandwidth, high levels of customer care service, the ability to constantly develop innovative products and services and complementary products and services, and achieving and maintaining customer loyalty.

Although both Bezeq and Hot are under structural limitations, they are allowed to offer bundles of services, under certain limitations, including that some of the services in the Bezeq bundle would be available for sale separately under the same terms as in the bundle, and the requirement that Bezeq allows its competitors to participate in a similar bundle (if it includes ISP, VOB or ILD services) under the same terms and equally markets such bundles as its own bundle (though the second requirement does not apply to the sale of the bundle by a subsidiary of Bezeq). The same limitations apply to Hot in the case of bundles that include ISP services, with respect to the ISP service component of the bundle. The entry of Hot (through its subsidiary Hotnet) into the ISP market at tariffs significantly lower than market prices in 2012, the subsequent entry of cellular operators into that market in 2013, the offering of bundles of services and the aggressive campaigns of both Bezeq and Hot offering substantially higher bandwidth for lower tariffs to end-users, resulted in substantial decrease in ISP service prices and led to increased demand for greater bandwidth, which required Netvision to increase the capacity it purchases from Bezeq and Hot. If future prices of internet connectivity service remain at current levels and the regulatory environment remains unchanged, this trend is expected to continue to have a material adverse effect on Netvision's results of operations.

In 2011 and 2012, two additional underwater cables that serve as an alternative to Med Nautilus were deployed. In addition, proposed regulation published for public comments by the Ministry of Communications in 2011, proposed certain limitations on the terms of agreements with Med Nautilus, which would, among other things, limit the discounts and capacity Med Nautilus may provide. The deployment of additional underwater cables improved the competition in the ISP market, as ISP providers were able to find alternatives to Med Nautilus, which led to a substantial decrease in the pricing of the global internet connectivity services provided to Israeli ISP providers. In addition, should we enter an agreement for the purchase of broadband infrastructure services with IBC, this would improve Netvision's competitiveness in the ISP and landline markets as this is likely to reduce its dependency on Bezeq and Hot as internet infrastructure providers, but may also increase competition, given that IBC's license allows it to offer ISP services to large business corporations and that IBC plans to create a portal for all ISPs using its infrastructure, where customers will be able to compare license holders offers (such offers are to be reported in advance to IBC for that purpose) and transfer between them through such internet portal.

For additional details see “Item 3. Key Information – D. Risk Factors – - Risks Related to our Business – We face intense competition in all aspects of our business" and " Business Overview – Competition" above.

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

For a change to the license formation, which may facilitate the entry of additional players into the ISP market, see "-Government Regulations -  Unified license" above.

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

Netvision is one of the leading players in the Israeli ILD market.  In recent years, the ILD market has witnessed the development and an increase in use of technologies that can serve as substitute to the traditional ILD services, including voice over IP technologies offered by companies such as Skype. This trend has resulted in a continual decline in revenues from traditional ILD services. Further developments and penetration of such technologies into the Israeli ILD market could have a material adverse effect on the financial results of Netvision's ILD business.

The entry of Hot Mobile and Golan into the ILD market in the second half of 2012 and beginning of 2013, respectively and the inclusion of ILD services in unlimited bundles of services provided by both landline and cellular operators,  had an adverse effect on Netvision's results of operations, as customers chose to instead obtain their ILD services from their cellular or landline's ILD. This trend is expected to continue to adversely affect Netvision's results of operations, particularly if the proposed regulatory change annulling structural limitation on Bezeq and Hot in relation to ILD is adopted. See " -Regulation and Licenses" below.

Landline telephony service enables an end user to conduct a telephone conversation with another end user who uses either another landline or a cellular telephone or computer, either in Israel or overseas.

Services and Products

Netvision's principal service in the ILD market is the provision of outgoing and incoming telephone calls to and from substantially worldwide coverage. Netvision provides these services mostly to post-paid customers, but also to pre-paid customers mainly through the sale of calling cards. Most of the customers of the pre-paid services are foreign workers who work in Israel. In addition, Netvision provides "Hubbing" services to non-Israeli international operators. Hubbing services are bridging services between two non-Israeli international operators. Such services are provided by Netvision where there is no direct connection between two non-Israeli international operators or where pricing differences in different locations make such bridging service desirable. The hubbing service market has been growing in the past few years because of the development of the international dialing market and because of the development of the corresponding arbitrage market on which various international operators trade international dialing capacities. In addition, Netvision provides "signaling" services to cellular operators who use roaming services. A cellular handset located out of its home network needs to "signal" its location to the hosting network in order to enable the cellular subscriber to have roaming services. Netvision provides these services to certain cellular operators in Israel (including us), as well as to foreign cellular operators with respect to their customers when they visit Israel.

Netvision's principal service in the wireline market is the provision of basic landline telephony services (to private customers by VOB technology). Netvision offers these services to both business and private customers. In addition, Netvision offers IP switchboard services and operation and management of business telecommunications systems. Netvision's  ILD and landline services are also bundled with cellular services offered by Cellcom. For additional details see “Business Overview - Competition”.

Suppliers

Netvision's principal suppliers in the telephony market are the following: Bezeq, Hot and cellular operators. Under the Communications Law and licenses, all operators are required to interconnect their network to other public communications networks in Israel, on equal terms and without discrimination in respect of other operators. Netvision has entered into interconnect agreements with Bezeq, Hot and the cellular operators, for facilitating international traffic between Netvision's network and the other networks, as well as for billing and collection services for Netvision services, for certain customers. Netvision's traffic requires interconnections with these operators and is dependent on their availability and quality.

Most of the international dialing traffic between Israel and the rest of the world is conducted through the underwater communications cable of Med Nautilus. For further details on the agreements between Netvision and Med Nautilus, see "Netvision - ISP Business - Suppliers" above.

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

Netvision has entered into an agreement with ECI Telecom Ltd. for the provision of transmission switches by ECI Telecom among the various location sites of Netvision in Israel and overseas, used for its ISP and ILD operations.

Sales and Marketing and Customer Care

The sale and marketing of Netvision's telephony products and services is conducted mainly through direct means such as telemarketing, mail and email campaigns. In addition, Netvision offers its telephony products and services on a non-exclusive basis through our bundles, various retailers, through outsourced telemarketing centers and through distributors.

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

The Israeli landline market has been dominated for many years by Bezeq, the incumbent landline monopoly which held as of March 31, 2014 (according to the Ministry of Communications report) a market share of 65.8% in the private landline sector and a market share of 73.9% in the business landline sector. Hot, the incumbent TV monopoly, entered this market in recent years and was allowed to bundle its landline service together with its internet infrastructure service and its multi-channel television service. Bezeq and Hot are currently the only landline carriers having full scale landline infrastructure. Recent technological and regulatory developments have enabled landline carriers which do not have a landline infrastructure, including Netvision, to enter the landline market. Netvision commenced its landline telephony services in 2008 using Voice Over Broadband, or VOB, technology, and since then expanded this business. We believe that in the long run, Netvisions' landline business will contribute to our results of operations, to our brand recognition and to enhancing customers' loyalty. Netvision's penetration into the landline business is an important element in our ability to offer comprehensive service packages to its and our subscribers. In case the landline wholesale market formally launched in February 2015, is effective, Netvision may also offer wholesale landline home telephony services to private customers.

Regulatory changes in the telephony market such as the inclusion of ILD services in unlimited bundles offered by cellular and landline operators, have increased competition further. The adoption of proposed changes to ILD regulation, which includes the provision of ILD services by landline operators and cellular operators themselves and not through a separate company, as required today would increase the competition in the ILD market and may adversely affect Netvision's results of operations. See "-Regulation and Licenses" below.

The key success factors in the telephony market are the services included in the bundle, competitive pricing, which are updated constantly, brand recognition and reputation, advanced and updated technological capabilities, reliable network and high levels of maintenance, quality of human resources including customer care services, and the ability to develop comprehensive products and services packages, to build a substantial customer base, to enhance customers' loyalty and the ability to face competition. In addition, the ability to develop strong strategic relations with foreign international dialing carriers and continuous agreements with them are also key elements in the ILD market.

In recent years, the use of alternative telecommunications technologies such as voice-over-IP has resulted in downsizing of the telephony market, especially the ILD services revenues. This trend is expected to continue in the future.

Netvision is one of the leading  service providers in the Israeli ILD market. As of the date of this report, there are several ILD operators in the Israeli market. Netvision's main competitors in this market are Bezeq (through its wholly-owned subsidiary Bezeq International) and Partner (through its wholly-owned subsidiary Smile Telecom). Additional competitors include Xfone Communications Ltd., Telzar International Communications Services Ltd., Rami Levy, Golan and Hot, through wholly-owned subsidiaries or affiliates. The market share of the three major players is similar, with each having approximately 29-33% market share, at the end of September 2014.

Netvision estimates that its current market share in the Israeli landline market is not material with approximately 156,000 subscribers, as of December, 31, 2014. Netvision's main competitors in the landline market are Bezeq and Hot, as well as Partner (through Smile Telecom) and Bezeq International. To our knowledge, Bezeq remains a monopoly in the landline market. The cancellation of  the 'ADSL only' service in March 2012, which required Bezeq to set a unified tariff for ADSL services, whether the customer purchases another service from Bezeq or not, such tariff to include the relative cost of the access service, facilitated Netvision's competitive standing in the landline market as it reduced access service costs.

A wholesale wireline services market and the IBC's infrastructure, when made effectively available, will enhance Netvision's ability to compete and allow us and Netvision (as well as our competitors) to provide a wider selection of services at competitive prices, specifically in relation to residential landline services which is currently non-material. Any changes to the structural separation limitations in the Bezeq and Hot groups and the supervision on Bezeq tariffs, or anti-competitive behavior if not prevented by the regulators, however, could adversely affect Netvision's ability to compete with Bezeq and Hot in general, and in the landline market in particular and may have a material adverse effect on Netvision's results of operation. Competition may intensify if additional competitors enter the market following the establishment of an efficient landline wholesale services market. See also “Item 3. Key Information – D. Risk Factors - Risks Related to our Business – We face intense competition in all aspects of our business” and "Item 4. Information on the Company –Competition" and "-Government Regulations – Landline".

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

Netvision's main ILD license is held by its wholly-owned subsidiary 013 Netvision and expires on May 2025, and its main landline license is held by another wholly-owned limited partnership Veidan Teleconferencing Solutions LP, or Veidan, and expires on March 2026 (and under the unified license – May 2025 as well). Each of the licenses may be extended by the Ministry of Communications for successive periods of ten years, provided that Netvision has complied with each such license and applicable law, respectively, has continually invested in the improvement of its services and network pursuant to such license and has demonstrated the ability to continue to do so in the future.

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

For a change to the license formation see "-Government Regulations -  Unified license", which may facilitate the entry of additional players into the ILD and landline telephony markets, above.

In October 2013, the Ministry of Communications published a hearing regarding a change to the ILD services regulation, which proposes, among other things: to annul the current limitation preventing landline and cellular operators from providing ILD services themselves (rather than through a separate corporation), which if adopted and applied to the Bezeq and Hot groups as well, would result in the annulment of the structural limitations currently imposed on them, in relation to the ILD services, even before an effective landline wholesale market is created; that holders of a special license for the provision of ILD services will not be obligated to provide service to anyone so requesting nor to all the countries in the world; and to annul the restrictions on the cooperation between cellular and ILD operators in relation to prepaid calling cards. In February 2015, a second hearing proposing certain alternatives to the abovementioned proposed changes, to be applied to the Bezeq and Hot groups during an interim period ending upon annulment of structural separation, was published. The adoption of such changes would increase the competition in the ILD market even further and may adversely affect Netvision's results of operations.

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

In addition to its ISP, ILD and landline licenses, Netvision holds (through its wholly-owned subsidiary 013 Netvision) a 'network end point' license to mainly install and maintain telecommunications equipment at a customer's premises or the licensee's premises, which include telephones, switchboards, telephony cables and related equipment as well as enables Netvision to connect a customer premises ,through other license holders, to the public landline network. The license is valid until July 2017 and can be renewed subject to certain conditions, including the license holder's compliance with the terms of the license. A second 'network end point' license was received from the Israeli Civil Administration in Judea and Samaria and is effective until July 2017. For a change to the license formation see "-Government Regulations -Unified license" above.

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

In March 2012, the 'ADSL only' service was cancelled and Bezeq was required to set a unified tariff for ADSL services, whether the customer purchases another service form Bezeq or not, such tariff to include the relative cost of the access service. This change has facilitated Netvision's competitive standing in the landline market as it reduced of the access service costs.

For details of the landline wholesale market and its possible effects see "Competition" above and "Item 4. Information on the Company –Competition - Wireline" and "-Government Regulations – Landline".

C.	ORGANIZATIONAL STRUCTURE

The IDB Group

Our largest shareholder, DIC, is a majority-owned subsidiary of IDB Development Corporation Ltd., or IDB, one of Israel’s largest business groups.  IDB and DIC are public Israeli companies traded on the Tel Aviv Stock Exchange. For details regarding a creditors agreement in regards to IDB and IDB Holding Corporation Ltd. (which prior to the execution of the creditors agreement held all the shares of IDB), see "Item 3. Key Information – D. Risk Factors - We are a member of the IDB group of companies, a large and highly regulated Israeli business groups, which may limit our ability to expand our business, to acquire other businesses or raise debt. The effects on us of IDB's financial condition are unclear". See the footnote to the table under “Item 7.A – Major Shareholders” for information on the holdings in IDB.

Netvision and 013 Netvision, our wholly-owned subsidiary and wholly-owned indirect company, respectively, incorporated in Israel, are our only significant subsidiaries.

D.	PROPERTY, PLANT AND EQUIPMENT

Headquarters

In August 2003, we entered into a long-term agreement for the lease of our headquarters in Netanya, Israel. The leased property covers approximately 57,800 square meters, of which approximately 26,000 square meters consist of underground parking lots.  The lease is in effect until December, 2022 and is renewable for two additional periods of five years each, upon our notice. In January 2015, we sublet a portion of our headquarters for a period of three years, following the reduction in headcount in our headquarters. The lessees have options to renew the lease for additional periods.

Central Laboratory

In October 2010, we entered into a long-term agreement for the enlargement of our techno-logistic center, including our new central laboratory, in Netanya, Israel, and the lease thereof.  The leased property covers approximately 11,000 square meters.  The lease is for a term of ten years from August 2011 and is renewable for an additional period of 5 years, at our option. In case we do not exercise the option we shall be required to pay approximately NIS 11 million. In January 2015, we sublet approximately 1,100 square meters of the leased property, for a period of five years. The lessee has an option to renew the lease for an additional period subject to the renewal of our lease.

Netvision Properties

Netvision leases two main properties in Israel: one in Haifa and the other in Rosh-Ha'ayin. Netvision uses these properties for its offices, for its call centers, and for its network servers, as well as for equipment storage and until December 2011, has used them as headquarters as well. The Haifa lease covers approximately 8,900 square meters, is in effect until December 2019, may be terminated by Netvision in December 2018 subject to prior notice, and is renewable for three additional periods of two years each, upon Netvision's notice. The Rosh-Ha'ayin lease covers approximately 3,300 square meters, is in effect until December 2015 and is renewable for six additional periods of two years each, upon Netvision's notice. Netvision sublets part of the property in Rosh-Ha'ayin to our wholly-owned dealer and another subsidiary.

Electricity

In December 2010, we entered into an agreement with Ashdod Energy Ltd. (subsequently assigned to Ramat Negev Energy Ltd.), which constructed a private power plant fueled by natural gas in Israel and commenced purchasing a portion of our electricity from it in 2014. Under the agreement as amended in July 2012, we committed to purchase electricity for the earlier of a period of 15 years from commencement of operations of the power plant or until January 2028, subject to our right to terminate the agreement after six years from the commencement of operations of the power plant under certain conditions.

Service Centers, Points of Sale and Cell Sites

As of December 31, 2014, we leased approximately 80 service centers, points of sale and other facilities (including those operated by our wholly-owned dealer), which are used for marketing, sales and customer service. Lease agreements for our retail stores and service centers are generally for periods of two to three years, with extension options that vary by location.

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

Overview

General

We are the largest provider of cellular communications services in Israel with approximately 2.967 million cellular subscribers as of December 31, 2014, with an estimated market share of 29%, as well a leading ISP and ILD services supplier, through our wholly owned subsidiary - Netvision.

Since 2012, our results of operations have been materially adversely affected by regulatory changes, which have also facilitated the entry of additional competitors, a dramatically increased competition (as a result of which our churn rate reached 44% in 2014) and continued price erosion, resulting in a decrease in our EBITDA for 2012, 2013 and 2014 by 19.1%, 23.8% and 4.0% respectively, in comparison to the previous year. These trends are expected to continue to further adversely affect our results of operations. Competition may increase further if current trends continue, if our competitors network sharing agreements are approved and ours are not approved, if the landline wholesale market, formally launched in February 2015, is ineffective, if the structural separation imposed on the Bezeq and Hot groups is annulled or further relaxed, or if new competitors enter the communications markets. During that period, we have continually implemented aggressive efficiency measures in order to mitigate those adverse effects, which, in 2014, included a voluntary retirement plan for employees, in which approximately 380 employees have retired and we have recorded a one-time expense in the amount of NIS 39 million for the cost of this plan. Those measures led to an annual saving run rate of approximately NIS 850 million based on comparison of fourth quarter 2014 with fourth quarter 2011 expenses. We intend to continue to implement changes in order to continue our efforts to mitigate the adverse effects of the increased competition in all areas in which we operate. We cannot guarantee the success of these measures. Moreover, unionization of our employees may impede the execution of such measures.  See "Item 3. Key Information – D. Risk Factors – Risks Related to our Business - We face intense competition in all aspects of our business" and "Item 4. Information on the Company - B. Business Overview – Competition" for additional details.

We earn revenues and generate our primary sources of cash by offering a broad range of communications services, including cellular, ISP, ILD , landline services and most recently OTT TV services. Our cellular services include basic cellular telephone services and data transfer, download and upload, as well as text and multimedia messaging services and advanced cellular content services, which we provide through our 2G and 3G network covering substantially all of the populated territory of Israel and our recently launched 4G network. We also provide international roaming services to our subscribers in 179 countries as of December 31, 2014 as well as to subscribers of foreign networks visiting Israel. We offer our subscribers a wide selection of handsets of various leading global manufacturers as well as extended warranty services on most handsets we offer. We have an advanced fiber-optic transmission infrastructure of approximately 1,750 kilometers. Together with our complementary microwave-based infrastructure, our fiber-optic infrastructure connects the majority of our cell sites with the remainder connected using supplemental transmission capacity leased from Bezeq, the incumbent landline operator. Having our own transmission network enables us to save substantial operating cash lease costs that would be associated with complete reliance on Bezeq’s infrastructure, although these savings are partially offset by maintenance costs and microwave spectrum fees. It also allows us to sell transmission and data services to business customers and telecommunications operators. We provide advanced landline services, to selected landline business customers. Since December 2014 we also offer OTT TV services. Entering a new and penetrated market will require substantial investment and additional operating expenses. In addition, following the acquisition of Netvision in 2011, we provide internet connectivity and related services (ISP) and landline telephony services consisting mainly of international calling services (ILD), operator services, teleconferencing services and landline telephony services.  We sell our various services on a stand-alone basis or bundled with certain other services offered by Netvision and us.

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

In 2013 and 2014, we entered strategic network sharing agreements with Pelephone and Golan. Our agreements are subject to regulatory approvals. We can provide no assurance that such approvals will be granted, and if so, under what conditions. We expect that, if our agreements with Golan are approved, our revenues from Golan to be at annual levels similar to those in 2013 and 2014, for the duration of the agreements term. Our sharing agreements with Pelephone, if approved and executed, are expected to result in a few years during which additional investments will be required, in material operating expense and capital expenditure savings For additional details see “Item 3. Key Information – D. Risk Factors – Risks related to our Business – We face intense competition in all aspects of our business” and "Item 4. Information on the Company – B. Business Overview – Network and Technology - Network and Cell Sites Sharing Agreements".

In February 2015, we entered a collective employment agreement with the Company's employees' representatives and the Histadrut for a term of 3 years (2015-2017). The estimated cost of the agreement over the next three years is expected to be approximately NIS 200 million, before tax (including one time payments, of which approximately NIS 30 million are one time payments in Q1 2015), based on our forecasts.

 The Israeli telecommunications market is currently dominated by four communications groups: Bezeq, Hot, Partner-012 Smile and Cellcom–Netvision, with the first two having a full landline infrastructure. While an effective wholesale wireline market (formally launched in February 2015) will enhance our ability to compete and extend our service offering, the possible annulment of structural separation and Bezeq's tariffs supervision, following the execution of a wholesale market of landline services or other changes relating to the Bezeq and Hot groups, may have a material adverse effect on our competitive capabilities and results of operation.

We intend to drive revenue primarily by: maximizing the benefits of our position as a leading Israeli telecommunications group, offering our customers full and comprehensive mobile and wireline solutions and bundles of services and enhancing our competitive capabilities; retaining our existing subscribers; offering new services that are synergetic to our core businesses; growing wireline service revenues; and attracting new subscribers. We intend to continue our efforts to optimize our costs by implementing further efficiency measures, reducing our expenses and adjusting our operations to the changing market conditions, but cannot guarantee the success of these measures.

The communications market and specifically the cellular industry are primarily regulated by the Ministry of Communications. Regulatory changes have had material adverse effects on our results of operations in recent years. See “Item 4. Information on the Company – B. Business Overview - Government Regulations.”  While our pricing is not generally regulated, certain of our rates and pricing mechanisms are subject to regulation. See "Item 4. Information on the Company – B. Business Overview – Government Regulations – Tariff Supervision."

The construction and operation of our cell sites and other transmission facilities are highly regulated and require us to obtain various consents and permits. See “Item 4. Information on the Company – B. Business Overview - Government Regulations—Permits for Cell Site Construction.” We have experienced difficulties in obtaining some of these consents and permits and our ability to rely on an exemption from obtaining a building permit was severely limited. Also, we may be operating a significant number of our cell sites in a manner not fully compatible with the building permits issued for them. However, we do not expect that the demolition of these facilities would have a material impact on our results of operations and financial condition. Additional restrictions on the construction and operation of cell sites and other facilities may be enacted or we may be required to demolish or relocate these cell sites and facilities, which may adversely affect our existing networks and networks build out, specifically in urban areas, may prevent us from meeting our license requirements and could adversely affect our results of operations. Our profitability is also affected by other factors, including changes in our cost of revenues and selling, marketing, general and administrative expenses, including depreciation and financing expenses, which are also affected by changes in the CPI.

Our results are also impacted by currency fluctuations. While substantially all of our revenues are denominated in NIS, for 2014, approximately 20% of cash outflow was denominated in, or linked to, other currencies, mainly U.S. dollars.  Changes to the Israeli CPI, may also impact our results as our debentures (excluding Series E, G and I) and some of our expenses are linked to the Israeli CPI.  Any devaluation of the NIS against the U.S. dollar or other foreign currencies will therefore increase the NIS cost of our expenses that are not denominated in NIS or are linked to those currencies and any increase in the Israeli CPI will increase the financial expenses associated with our debentures. We enter into derivative instruments to mitigate the effect of the various market risks associated with these expenses.  See “Item 11 - Quantitative and Qualitative Disclosures About Market Risk.”

Further, we have incurred significant debt by issuing debentures, the aggregate outstanding principal amount of which as of December 31, 2014 was NIS 4,629 million.  See “- Liquidity and Capital Resources-  A. Debt Service”.

In February 2006, our Board of Directors adopted a policy to distribute each year at least 75% of our annual net income. In March 2007, our Board resolved to distribute dividends within the boundaries of the February 2006 dividend policy and until resolved otherwise, on a quarterly basis. In respect of 2014, our board of directors chose not to declare dividends given the intensified competition and its adverse effect on our  results of operations and in order to strengthen our balance sheet. We undertook limitations on our dividend distributions in connection to the issuance of our F through I debentures. See “Item 8. Financial Information – A. Statements and Other Financial Information - Dividend Policy” and “— B. Liquidity and Capital Resources—Dividend payments” and "- Debt Service".

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

Since the acquisition of Netvision, we also derive our revenues from the provision of internet connectivity and related services (ISP); and provision of telephony services consisting mainly of international calling services (ILD), operator services, teleconferencing services and landline telephony services.

Our revenues from cellular services are usually affected by seasonality with the third quarter of the year characterized by higher roaming revenues due to increased incoming and outgoing tourism.

Cost of revenues

The principal components of our cost of revenues are the purchase of handsets, accessories, equipment and spare parts, interconnect fees, content cost, cell site leasing costs, transmission services cost, internet connectivity services cost, the purchase of call minutes related mainly to international calling services, outbound roaming services fees, royalty payments to the government of Israel (until the end of 2012), salaries and network development and maintenance. Our cost of revenues also includes depreciation of the cost of our network equipment and amortization of our spectrum licenses, rights of use of communications lines. See “-Application of Critical Accounting Policies and Use of Estimates—Long-lived assets - depreciation.”

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

Other income and expenses

Other income and expenses consist primarily of one-time expense related to employee retirement plan andcapital gains or losses from sale and disposal of capital assets and from sales of subsidiaries.

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

Results of Operations - Comparison of 2012, 2013 and 2014

The following table sets forth key performance indicators for the periods indicated:

	Year Ended December 31,			Change*
	2012	2013	2014	2013 vs. 2012		2014 vs. 2013
Subscribers at end of period(1) (in thousands)	3,199	3,092	2,967	(3.3%)		4.0
Churn rate of cellular subscribers(1)(2)	31.5%	36.8%	44%	5.3	pp	7.2	pp
Average monthly revenue per subscriber (ARPU) (1)(3) (in NIS)	88	78	72	(10.3%)		(7.7%)
Operating income (in NIS millions)	985	651	662	(33.9%)		1.7%
Net income (in NIS millions)	531	288	354	(45.8%)		22.9%
EBITDA(4) (in NIS millions)	1,753	1,335	1,282	(23.8%)		(4%)
Operating income margin(5)	16.6%	13.2%	14.5%	(3.4	)pp	1.3	pp
EBITDA margin(6)	29.5%	27.1%	28.1%	(2.4	)pp	0.9	pp

*	pp denotes percentage points and this measure of change is calculated by subtracting the 2012 measure from the 2013 measure and the 2013 measure from the 2014 measure, respectively.

(1)
Cellular subscriber data refers to active subscribers. We use a six-month method of calculating our cellular subscriber base, which means that we deduct subscribers from our subscriber base after six months of no revenue generation and activity on our network by or in relation to the post-paid subscriber, no revenue generating calls or SMS for pre-paid subscriber and no data usage or less than NIS 1 of accumulated revenues from M2M (machine to machine) subscribers.  The six-month method is, to the best of our knowledge, consistent with the methodology used by other cellular providers in Israel. In the fourth quarter of 2012 we removed approximately 138,000 M2M  subscribers from our subscriber base, following the addition of the above revenue generation criterion for M2M subscribers. This change had an immaterial effect on our ARPU for 2012. In the fourth quarter of 2013 we removed approximately 64,000 subscribers from our subscribers base, following a change to our prepaid subscribers counting mechanism  As a result of such change, we add a prepaid subscriber to our subscribers base only upon charging a prepaid card and remove them from our subscribers base after six months of no revenue generating calls or SMS. Following each of these changes, we have not restated prior subscriber data to conform with this change.

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

We have set out below the calculation of cellular ARPU for each of the periods presented:

	Year Ended December 31,
	2012	2013	2014
	(In NIS millions, except number of subscribers and months)

Revenues	5,938	4,927	4,570
less revenues from equipment sales	1,356	942	1,005
less other revenues*	1,125	1,034	941

Revenues used in ARPU calculation (in NIS millions)	3,457	2,951	2,624
Average number of subscribers	3,291,843	3,135,857	3,034,946
Months during period	12	12	12
ARPU (in NIS, per month)	88	78	72

*	Other revenues include revenues from other communications services such as ISP, transmission services and local and international landline services.

(4)
EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net; (excluding one-time expense related to employee retirement plan) income tax; depreciation and amortization; and share based payments. We present EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our significant debt), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with fixed assets. EBITDA should not be considered in isolation or as a substitute for operating income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of our profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this annual report, may not be comparable to similarly titled measures reported by other companies due to differences in the way these measures are calculated.

The following is a reconciliation of EBITDA with net income and operating income:

	Year Ended December 31,
	2012	2013	2014
	(In NIS millions)
Net income	531	288	354
Financing expenses, net	259	246	198
Taxes on income	195	117	110
Operating income	985	651	662
Other expenses (income), net	(4)	(1)	7
Depreciation and amortization	765	676	610
Share based payments	7	9	3
EBITDA	1,753	1,335	1,282

For a reconciliation of EBITDA with net income by operating segment, see" – EBITDA" below.

(5)	Operating income margin is defined as operating income as a percentage of total revenues for each of the applicable periods.

(6)	EBITDA margin is defined as EBITDA as a percentage of total revenues for each of the applicable periods.

The following table sets forth our consolidated statements of income as a percentage of total revenues from operations for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
Revenues	100.0%	100.0%	100.0%
Cost of revenues	58.3%	60.7%	59.7%
Gross profit	41.7%	39.3%	40.3%
Selling and marketing expenses	14.6%	14.6%	14.7%
General and administrative expenses	10.6%	11.5%	10.1%
Other (income) expenses, net	(0.1%)	-	1.0%
Operating income	16.6%	13.2%	14.5%
Financing expenses, net	4.4%	5.0%	4.3%
Income before income tax	12.2%	8.2%	10.2%
Income tax	3.3%	2.4%	2.4%
Net income	8.9%	5.8%	7.7%

Revenues

	Year Ended December 31,			Change
	2012	2013	2014	2013 vs. 2012	2014 vs. 2013
	(In NIS millions)
Revenues	5,938	4,927	4,570	(17.0%)	(7.2%)

The decrease in revenues in 2014 is attributed to a 10.5% decrease in service revenues compared with 2013 due to the intensified competition in the cellular market as well as a decrease in ISP and international calling revenues. The decrease was partially offset by a 6.7% increase in equipment revenues. Netvision's contribution to total revenues for 2014 totaled NIS 853 million (excluding inter-company revenues), compared with NIS 933 million in 2013. The decrease in Netvision's contribution to total revenues resulted mainly from a decrease in service revenues.

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

The following table sets forth the breakdown of our revenues for the periods indicated based on the various sources thereof:

	2012		2013		2014
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(NIS in millions)		(NIS in millions)		(NIS in millions)
Service revenues:
Cellular services	3,279	55.2%	2,797	56.8%	2,487	54.4%
Landline services*	599	10.1%	559	11.3%	489	10.7%
Internet services (ISP)	531	9.0%	483	9.8%	451	9.9%
Other services**	173	2.9%	146	3.0%	138	3.0%
Total service revenues	4,582	77.2%	3,985	80.9%	3,565	78.0%
Equipment revenues	1,356	22.8%	942	19.1%	1,005	22.0%
Total revenues	5,938	100.0%	4,927	100.0%	4,570	100.0%

*	Consists mainly of international calling services, wireline telephony services, transmission services and hubbing services.

**	Consists of extended warranty fees.

During 2014, service revenues (comprising 78% of total revenues) decreased 10.5%, compared with 2013. This decrease in service revenues resulted mainly from a 11.1% decrease in revenues from cellular services due to the ongoing erosion in the price of cellular services, resulting from the intensified competition in the cellular market. The decrease in service revenues also resulted from a 6.6% decrease in revenues from internet services and a 12.5% decrease in revenues from landline services. Netvision's contribution to service revenues totaled NIS 781 million (excluding inter-company revenues) in 2014, as compared to NIS 873 million in 2013.

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

The decrease in revenues from internet services in 2014 compared with 2013 was mainly due to an erosion in the price of such services and a decrease in international data services  and value added services as a result of the intensified competition. The decrease in revenues from landline services in 2014 compared with 2013 resulted mainly from a decrease in revenues from transmission services and international calling services.

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

During 2014, revenues from other services decreased 5.5%, compared with 2013. This decrease resulted mainly from a decrease in extended warranty fees which are characterized by lower revenues but higher profitability in 2014.

During 2013, revenues from other services decreased 15.6%, compared with 2012, and during 2012. This decrease resulted from a decrease in extended warranty fees due to an increase in sales of iPhone handsets, to which we generally did not offer such services and following the intensified competition in the market, which led to increased churn rate.

During 2014, equipment revenues (comprising 22% of total revenues) increased 6.7%, compared with 2013. This increase resulted from an approximately 6 % increase in the number of cellular handsets sold in 2014, as compared with 2013. Netvision's contribution to equipment revenues totaled NIS 72 million in 2014, compared to NIS 60 million in 2013.

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

The following table sets forth the breakdown of our revenues for the periods indicated based on the types of subscribers:

	2012		2013		2014
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(NIS in millions)	(NIS in millions)			(NIS in millions)
Individual	4,067	68.5%	3,525	71.5%	3,296	72.1%
Business	1,770	29.8%	1,209	24.6%	1,087	23.8%
Other*	101	1.7%	193	3.9%	187	4.1%
Total	5,938	100.0%	4,927	100.0%	4,570	100.0%

*	Consists of revenues from inbound roaming services, hosting services (since mid-2012) and other services.

A breakdown of revenues according to types of subscribers (individual and business) during 2014 compared with 2013, shows a 6.5% decrease in revenues attributable to individual subscribers and a 10.1% decrease in revenues attributable to business subscribers. These decreases resulted mainly from the ongoing erosion in the price of cellular services, resulting from the intensified competition in the cellular market. The decrease in revenues attributable to both individual and business subscribers also resulted from a decrease in revenues from internet services and international calling services which primarily resulted from price erosion due to market competition.

A breakdown of revenues according to types of subscribers (individual and business) during 2013 compared with 2012, shows a 13.3% decrease in revenues attributable to individual subscribers and a 31.7% decrease in revenues attributable to business subscribers. These decreases resulted mainly from the ongoing erosion in the price of cellular services, resulting from the intensified competition in the cellular market, and from a decrease in the number of cellular handsets sold and the average handsets sale price in 2013, as compared with 2012, due to the competition in the cellular handsets market. The decrease in revenues attributable to both individual and business subscribers also resulted from a decrease in revenues from internet services which primarily resulted from price erosion due to market competition. Other revenues increased 91.1% in 2013, compared with 2012, mainly due to an increase in revenues from hosting services we provide Golan and Home Cellular, which began operating during the second quarter of 2012.

The following table sets forth the breakdown of our revenues for the periods indicated based on the types of subscription plans:

	2012		2013		2014
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(NIS in millions)		(NIS in millions)		(NIS in millions)
Pre-paid	430	7.2%	342	6.9%	317	6.9%
Post-paid	5,407	91.1%	4,392	89.2%	4,066	89.0%
Other*	101	1.7%	193	3.9%	187	4.1%
Total	5,938	100.0%	4,927	100.0%	4,570	100.0%

*	Consists of revenues from inbound roaming services, hosting services (since mid-2012) and other services.

A breakdown of revenues according to types of subscription plans (pre-paid and post-paid) during 2014 compared with 2013, shows a 7.4% decrease in revenues attributable to post-paid subscribers and a 7.3% decrease in revenues attributable to pre-paid subscribers. The decrease in revenues attributable to post-paid subscribers was primarily the result of the ongoing erosion in the price of cellular services, resulting from the intensified competition in the cellular market. This decrease resulted also from a decrease in revenues from internet services and international calling services. The decrease in revenues attributable to pre-paid subscribers resulted mainly from increased churn of pre-paid cellular subscribers, as well as from the ongoing price erosion.

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

Netvision, which includes Netvision Ltd. and its subsidiaries. Netvision provides internet connectivity services (ISP) and additional telephony services such as international calling (ILD), landline telephony and teleconferencing services.

We measure revenues on an operating segment basis. The following is a discussion of our revenues for our two operating segments.

Cellcom

Revenues for Cellcom in 2014 totaled NIS 3,717 million (including inter-segment revenues), compared to revenues of NIS 3,994 million in 2013. The decrease was primarily due to a decline in service revenues of 10.5% due to the ongoing erosion in the price of cellular services resulting from the intensified competition in the market. The decrease was partially offset by a 5.8% increase in equipment revenues primarily due to an approximately 44% increase in the number of cellular handsets sold in 2014, as compared with 2013, and an approximately 6% decrease in the average sale price of cellular handsets, resulted from the increased competition in the cellular handsets market.

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

Netvision

Revenues for Netvision in 2014 totaled NIS 960 million (including inter-segment revenues), compared to revenues of NIS 1,039 million in 2013. The decrease primarily resulted from a 9.8% decrease in service revenues partially offset by 28.3% increase in equipment revenues. The decrease in service revenues mainly resulted from a decrease in revenues from internet services and international calling services, mainly due to price erosion, as well as a decrease in revenues from hubbing services due to a change in the mix of call destinations.

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

Cost of revenues and gross profit

	Year Ended December 31,			Change
	2012	2013	2014	2013 vs. 2012	2014 vs. 2013
	(In NIS millions)
Cost of service revenues	2,450	2,271	1,983	(7.3%)	(12.7%)
Cost of equipment revenues	1,013	719	744	(29.0%)	3.5%
Total cost of revenues	3,463	2,990	2,727	(13.7%)	(8.8%)
Gross profit	2,475	1,937	1,843	(21.7%)	(4.9%)

The decrease in cost of service revenues in 2014 compared with mainly resulted from a decrease in payroll expenses due to efficiency measures, a decrease in interconnect fees as a result of a decrease in connectivity tariffs, a decrease in cost of revenues from internet and international calling services as a result of a decrease in sales of such services, a one-time reduction of a provision for cell-sites rent expenses in the amount of NIS 44 million, as well as a one-time cancelation of a provision for communications cables expenses in the amount of NIS 22 million. Netvision's contribution to the cost of service revenues (excluding inter-company expenses) decreased to NIS 470 million in 2014 from NIS 602 million in 2013, mainly as a result of a decrease in payroll expenses and interconnect fees, and a decrease in cost of revenues from internet connectivity and international calling services as a result of a decrease in sale of such services.

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

The increase in cost of equipment revenues in 2014 compared with 2013, resulted mainly from an increase in the cost of cellular handsets, primarily as a result of a 6% increase in the number of cellular handsets sold during 2014 as compared with 2013, partially offset by a 4% decrease in the average cost of cellular handsets. Netvision's contribution to cost of equipment revenues increased to NIS 55 million in 2014 from NIS 47 million in 2013 due to the increase in sales of equipment to business customers.

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

The decrease in gross profit in 2014 compared with 2013, resulted mainly from the ongoing erosion in the price of cellular services and internet services.

The decrease in gross profit in 2013 compared with 2012, resulted mainly from the ongoing erosion in the price of cellular services and internet services, as well as from the decrease in cellular handset sales.

Selling and marketing expenses and general and administrative expenses

	Year Ended December 31,			Change
	2012	2013	2014	2013 vs. 2012	2014 vs. 2013
	(In NIS millions)
Selling and marketing expenses	865	717	672	(17.1%)	(6.3%)
General and administrative expenses	629	570	463	(9.4%)	(18.8%)
Total	1,494	1,287	1,135	(13.9%)	(11.8%)

The decrease in selling and marketing expenses in 2014 compared with 2013, was primarily the result of efficiency measures we implemented, which led to a decrease in payroll expenses, advertising and other expenses. The decrease in selling and marketing expenses also resulted from a decrease in amortization expenses in 2014 compared with 2013 attributable to the acquisition of Netvision. Netvision's contribution to selling and marketing expenses in 2014 totaled NIS 96 million compared to NIS 128 million in 2013.

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

The decrease in general and administrative expenses in 2014 compared with 2013, resulted mainly from a decrease in allowance for doubtful accounts, a decrease in depreciation and amortization expenses, as well as from efficiency measures we implemented, which led to a decrease in salaries, rent and other expenses. Netvision's contribution to general and administrative expenses in 2014 totaled NIS 46 million compared to NIS 60 million in 2013, mainly as a result of efficiency measures Netvision implemented.

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

Other income (expenses), net

	Year Ended December 31,
	2012	2013	2014
	(In NIS millions)
Other income (expenses), net	4	1	(46)

Other expenses in 2014 consists mainly of a one-time expense of NIS 39 million following a voluntary retirement plan for employees executed in the second quarter of 2014 in which approximately 380 employees have retired. Other expenses include also capital loss from sale of property, plant and equipment.

Other income in 2013 consists mainly of gain from sale of shares in a subsidiary of Netvision, which was partially offset by capital losses mainly related to the sale of vehicles.

Financing expenses, net

	Year Ended December 31,
	2012	2013	2014
	(In NIS millions)
Financing expenses	(440)	(402)	(298)
Financing income	181	156	100
Financing expenses, net	(259)	(246)	(198)

Financing expenses, net, for 2014 decreased 19.5% compared with 2013. The decrease resulted mainly from a decrease in interest expenses associated with our debentures, in 2014 compared with 2013, due to a lower debt level following the principal payment in the amount of approximately NIS 1 billion during 2014. The decrease in financing expenses, net, also resulted from decrease in the Israeli Consumer Price Index (CPI) linkage expenses associated with our debentures, due to 0.1% deflation in 2014 compared to 1.9% inflation rate in 2013. The decrease in financing expenses, net, was partially offset by a decrease in interest income related to cellular handset income and also by a one-time positive affect in the amount of approximately 15 million in 2013.

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

Interest and CPI linkage expenses associated with the principal amount of the debentures incurred during 2012, 2013 and 2014 were approximately NIS 414 million, NIS 385 million and NIS 251 million, respectively.

Income tax

	Year Ended December 31,			Change
	2012	2013	2014	2013 vs. 2012	2014 vs. 2013
	(In NIS millions)
Taxes on income	195	117	110	(40.0%)	(6.0%)

Taxes on income for 2014 decreased 6% compared with 2013. This decrease resulted mainly from income tax in respect of prior years. Income tax for 2013 decreased 40% compared with 2012, mainly due to a significant decrease in profit before income tax, attributed primarily to the adverse effect on our results resulting from the intensified competition in the communications market.

Net income

	Year Ended December 31,			Change
	2012	2013	2014	2013 vs. 2012	2014 vs. 2013
	(In NIS millions)
Net income	531	288	354	(45.8%)	22.9%

The increase in net income in 2014 compared with 2013, was primarily due to an increase in operating profit partially as a result of efficiency measures we implemented and a decrease in financing expenses due to a lower debt level and one-time effects (as discussed under “Cost of revenues and gross profit” and “Other income (expenses), net” above).

The decrease in net income in 2013 compared with 2012, was primarily due to a decrease of 17% in revenues. This decrease was partially offset by a decrease of 13.7% in operating expenses and a decrease of 5% in financing expenses, net, leading to a decrease of 44.2% in income before income tax.

EBITDA

Segment EBITDA

We measure EBITDA on an operating segment basis. EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net (excluding one-time expense related to employee retirement plan); income tax; depreciation and amortization; and share based payments. For further information on our presentation of EBITDA and a reconciliation of EBITDA to consolidated net income, see footnote (4) under “- Results of Operations - Comparison of 2012, 2013 and 2014” above.  The following is a reconciliation of EBITDA with net income by operating segment.

	Year Ended December 31, 2014
	(In NIS millions)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated
Net income	211	189	(46)	354
Financing expenses, net				198
Taxes on income	80	44	(14)	110
Operating income				662
Other (income) expenses				7
Depreciation and amortization	475	85	50	610
Share based payments				3
EBITDA	967	315		1,282

	Year Ended December 31, 2013
	(In NIS millions)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated
Net income	210	135	(57)	288
Financing expenses, net				246
Taxes on income	91	45	(19)	117
Operating income				651
Other expenses				(1)
Depreciation and amortization	504	96	76	676
Share based payments				9
EBITDA	1,066	269	-	1,335

	Year Ended December 31, 2012
	(In NIS millions)
	Cellcom	Netvision*	Reconciliation for consolidation	Consolidated
Net income	464	145	(78)	531
Financing expenses, net				259
Taxes on income	190	31	(26)	195
Operating income				985
Other expenses				(4)
Depreciation and amortization	554	107	104	765
Share based payments				7
EBITDA	1,470	283	-	1,753

*	Netvision segment represents results of operations for the four month period commencing September 1, 2011, only (following the completion of the acquisition of Netvision on August 31, 2011).

Segment EBITDA Discussion

Cellcom

In 2014, Cellcom generated EBITDA of NIS 967 million compared to NIS 1,066 million in 2013, a 9.3% decrease.  The decrease was primarily due to a reduction in service revenues due to the ongoing erosion in pricing for cellular services. The decrease was partially offset by efficiency measures we implemented, decrease in allowance for doubtful accounts and decrease in depreciation and amortization and one-time effects (as discussed under “Cost of revenues and gross profit” and “Other income (expenses), net” above).

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

Netvision

In 2014, Netvision generated EBITDA of NIS 315 million compared to NIS 269 million in 2013, a 17% increase. The increase was primarily due to efficiency measures we implemented and one-time effects (as discussed under “Cost of revenues and gross profit” and “Other income (expenses), net” above).

In 2013, Netvision generated EBITDA of NIS 269 million compared to NIS 283 million in 2012, a 4.9% decrease. The decrease was primarily due to a reduction in service revenues due to the continued erosion in pricing for internet and international calling services.

B.	LIQUIDITY AND CAPITAL RESOURCES

General

Our liquidity requirements relate primarily to working capital requirements, debt service, capital expenditures for the expansion and enhancement of our networks, end user equipment and payment of dividends, when declared. We fund these requirements through cash flows from operations and issuance of new debt.

Following circulars of the Commissioner of Capital Markets, Insurance and Savings in the Ministry of Finance, or Commissioner, published on October 2010 and August 2013,  instructing institutional investors to follow certain procedures and requirements before investing in non-governmental debentures our series F through I indentures  include certain limitations and covenants. For additional details see "- Liquidity and Capital Resources - Debt Service" below. These limitations are expected to apply to any additional debt incurred by us. These procedures, limitations and covenants limit our freedom to conduct our business, may impose additional costs on us and may limit our ability to borrow additional debt from Israeli institutional investors as well as adversely affect the terms and price of such debt raising.

In May 2012 and June 2013, the rating of our debentures was downgraded. Though the rating of our debentures remained stable since then, any downgrade in our ratings may adversely affect the terms and price of our debt or additional debt raised, particularly through the issuance of debentures to institutional investors, which, given the limitation on the ability of Israeli banks to lend money to us pursuant to the “Guidelines for Sound Bank Administration” issued by the Israeli Supervisor of Banks (as we are a member of IDB’s group of borrowers), may limit our ability to obtain additional financing to operate, develop and expand our business or to refinance existing debt. We believe that our free cash flow together with our financial reserves will be sufficient to fund our anticipated cash needs for working capital, capital expenditures and debt service for at least the next 12 months, including the distribution of dividends, should our Board of Directors decide to reinstate dividend payments (after having suspended dividend declaration after the dividend declaration for the third quarter of 2013 in order to strengthen our balance sheet). Our future capital requirements will depend on many factors, including level of revenues, the timing and extent of spending to support marketing and subscriber retention efforts, the expansion of sales and marketing activities and the timing of introductions of new products and enhancements to existing products, the level and timing of investing in our 4G network and our recently launched OTT TV services and any decision to reinstate dividends. Our Board of Directors would not expect to reinstate dividends unless it believes that our cash flow and available reserves will be sufficient to fund our needs, including our dividends.

In February 2006, our Board of Directors adopted a policy to distribute each year at least 75% of our annual net income as dividends, subject to compliance with applicable law, our license and contractual obligations and so long as the distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. We undertook limitations on dividend distributions in our indentures of series F through I debentures. See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy” and " - Debt Service" below. In respect of 2014, our Board of Directors chose not to declare dividends given the intensified competition and its adverse effect on our results of operations and in order to strengthen our balance sheet. It is possible that our Board of Directors’ estimate of our cash needs will be incorrect, or that events could occur that could increase our cash needs beyond anticipated. If that occurs, we may not have sufficient cash to cover these needs as a result of various expenditures previously made by the Company, including prior investments and expenses and prior dividend payments, and we would need to identify additional sources of financing, which could include equity or debt financing.  We may not be able to obtain such financing on acceptable terms or at all.

Dividend payments

In 2014 our Board of Directors chose not to declare dividends given the intensified competition and its adverse effect on our results of operations and in order to strengthen our balance sheet. During 2013, we distributed cash dividends in the aggregate amount of approximately NIS 85 million ($22 million), in respect of the third quarter of 2013 only, out of our retained earnings, and our Board of Directors chose not to declare dividends for the first, second, and fourth quarters, for the above reasons. During 2012, we distributed cash dividends in the aggregate amount of NIS 391 million ($101 million), including the dividend declared for the third and fourth quarters of 2011 in the amount of NIS 189 million ($49 million) and 72 million ($19 million), respectively and the dividend declared for the first quarter of 2012, based on net income. Our Board of Directors chose not to declare dividends for the second, third and fourth quarters of 2012, for the above reasons.

Debt service

Shelf Prospectus

In June 2014, we filed a shelf prospectus with the Israeli Securities Authority, or ISA, and the Tel Aviv Stock Exchange, or TASE. The shelf prospectus allows us, from time to time, until June 2016 (which may by extended until June 2017, subject to certain conditions), to offer and sell various securities including debt and equity, in Israel, in one or more offerings, subject to filing a supplemental shelf offering report, that describes the terms of the securities offered and the specific details of the offering. In January 2015, we filed an amendment to the shelf prospectus with the ISA and TASE, which allowed us to offer the debentures holders of our series D and E debentures, to exchange them with our series H and I debentures, respectively, as described below under "—Public Debentures". At this stage, no decision has been made as to the execution of any offering, nor as to its scope, terms and timing, if executed, and there is no certainty that such offering will be executed.

The shelf prospectus includes our undertaking to comply with certain reporting obligations under the Israeli securities law in the event of certain warning signs of financial stress.

Public debentures

Our Series B debentures were issued in December 2005 and January 2006, to institutional and other investors in private placements and in May 2006, we issued additional debentures. The debentures are listed on the Tel Aviv Stock Exchange. As of December 31, 2014, Series B consisted of approximately NIS 555 million ($143 million) aggregate principal amount of debentures (after we repaid the principal payments in January 2013 and 2014 in the sum of approximately NIS 185 million ($48 million) each. In January 2015 we repaid another principal payment in the same amount). The Series B debentures bear interest at the rate of 5.3% per year, and are linked (principal and interest) to the Israeli CPI. The principal is payable in five annual payments commencing in January 2013, and the interest is payable annually commencing January 2007.

The Series B debentures are unsecured and do not restrict our ability to issue additional debentures of any class or distribute dividends in the future. The Series B debentures contain standard terms and obligations including restriction on our ability to create liens on our assets, other than fixed liens on assets provided in connection with financing the purchase of such assets.

Our series D debentures were issued in October 2007 to the public in Israel. In February 2008 we issued, in a private placement, additional debentures of this Series. In April 2009 and March 2011 (under our 2009 Shelf Prospectus) and in August 2011 (under our 2011 Shelf Prospectus), we issued to the public in Israel additional Series D debentures. The debentures are listed for trading on the Tel Aviv Stock Exchange. As of December 31, 2014, Series D debentures consisted of approximately NIS 1,454 million ($374 million) aggregate principal amount (after we repaid principal payments in July 2013 and 2014 in the sum of approximately NIS 485 million ($125 million) each). In February 2015, pursuant to an exchange offer of our Series H and I debentures for a portion of our outstanding Series D and E debentures, respectively, or the Exchange Offer, we exchanged approximately NIS 555 million ($ 143million) principal amount of our Series D debentures with approximately NIS844 million ($ 217million) principal amount of Series H debentures. Following the consummation of the Exchange Offer, our Series D debentures consisted of approximately NIS 899 million ($231 million) principal amount.

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

Our Series E debentures were issued in April 2009, to the public in Israel based on our 2009 shelf prospectus. In March 2011 (under our 2009 Shelf Prospectus) and in August 2011(under our 2011 Shelf Prospectus), we issued to the public in Israel additional Series E debentures. The debentures were listed for trading on the Tel Aviv Stock Exchange. As of December 31, 2014, these debentures consisted of approximately NIS 899 million ($231 million) aggregate principal amount (after we made principal payments in January 2012, 2013 and 2014 in the amount of approximately NIS 300 million ($77 million) each. In January 2015 we made another principal payment in the same amount). In February 2015, pursuant to the Exchange Offer, we exchanged approximately NIS 272 million ($ 70million) principal amount of Series E debentures with approximately NIS335  million ($ 86million) principal amount of Series I debentures. Following the consummation of the Exchange Offer, our Series E debentures consisted of approximately NIS  327million ($84 million) principal amount.

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

Our Series F and G debentures were issued in March 2012 to the public in Israel under our 2011 shelf prospectus (as amended in March 2012) and were listed for trading on the Tel Aviv Stock Exchange. As of December 31, 2014, these debentures consisted of approximately NIS 715 million ($184 million) aggregate principal amount Series F debentures and approximately NIS 285 million ($73 million) aggregate principal amount Series G debentures.

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

·
a covenant not to distribute more than 95% of the profits available for distribution according to the Companies Law (“Profits”); provided that if our net leverage (defined as the ratio of net debt to EBITDA during a period of 12 consecutive months, excluding one-time events) exceeds 3.5:1, we will not distribute more than 85% of our Profits and if our net leverage exceeds 4.0:1, we will not distribute more than 70% of our Profits. For this purpose, net debt is defined as credit and loans from banks and others and debentures, net of cash and cash equivalents and current investments in tradable securities; and EBITDA is defined as profit before depreciation and amortization, other expenses or income, net, financing expenses or income, net and taxes on income;

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

Our Series H and I debentures were issued in July 2014 to the public in Israel under our 2014 shelf prospectus and were listed for trading on the Tel Aviv Stock Exchange. As of December 31, 2014, these debentures consisted of approximately NIS 106 million ($27 million) aggregate principal amount of Series H debentures and approximately NIS 223 million ($57 million) aggregate principal amount of Series I debentures. In February 2015, pursuant to the Exchange Offer, under our 2014 shelf prospectus and in a private offering, we issued approximately NIS 844 million ($217 million) principal amount of of Series H debentures and approximately NIS 335 million ($86  million) principal amount of series I debentures in exchange for approximately NIS 555 million ($143 million) principal amount of Series D debentures and approximately NIS 272 million ($70 million) principal amount of Series E debentures, respectively. Following the consummation of the exchange, our Series H and I debentures consisted of approximately NIS 950 million ($244 million) principal amount and NIS  558 million ($143 million) principal amount.

The Series H debentures principal is payable in seven annual installments: three equal annual installments of 12% of the principal on July 5 of the years 2018 through 2020 (inclusive), and four equal annual installments of 16% of the principal on July 5 of the years 2021 through 2024 (inclusive). The interest on the Series H debentures is payable in semi-annual installments on January 5 and on July 5, of each calendar year commencing January 5, 2015 through July 5, 2024 (inclusive). The Series H debentures bear an interest rate of 1.98% per annum, linked to the Israeli Consumer Price Index for May 2014.

The Series I debentures principal is payable in eight annual installments: three equal annual installments of 10% of the principal on July 5 of the years 2018 through 2020 (inclusive), and five equal annual installments of 14% of the principal on July 5 of the years 2021 through 2025 (inclusive). The interest on the Series I debentures is payable in semi-annual installments on January 5 and on July 5 of each calendar year commencing January 5, 2015 through July 5, 2025 (inclusive). The Series I debentures bear an interest rate of 4.14% per annum, without any linkage.

The Series H and I debentures are unsecured and contain, in addition to standard terms and obligations and the above undertakings in our Series F and G indenture which generally apply to our Series H and I debentures as well,  the following obligations:

·	in addition to being an event of default, meeting the financial covenants would be a condition for dividend distribution; and

·	meeting the financial covenants would also be a condition for the issuance of additional debentures of each of the two new series.

The Series H and I Indenture contains substantially similar events of default to those found in the Series F and G Indenture, with the exception of certain new events of default that do not appear in the Series F and G Indenture as well as certain modifications to the events of default that are found in the Series F and G Indenture, including:

·	breach of the above limitation on dividend distributions;

·	the minimum amount required for triggering a cross default shall not apply to a cross default triggered by another series of debentures;

·	the existence of a real concern that we shall not meet our material undertakings towards the debenture holders;

·	the inclusion in our financial statements during a period of two consecutive quarters of a note regarding the existence of significant doubt as to our ability to continue as a going concern; and

·	breach of our undertakings regarding the issuance of additional debentures.

As of December 31, 2014, we complied with the above covenants.

Other credit facilities

As of December 31, 2014, we had no other credit facilities outstanding.

Capital expenditure

Our accrual capital expenditure in 2012, 2013 and 2014 amounted to NIS 537 million, NIS 384 million and NIS 467 million, respectively. Accrual capital expenditure is defined as investment in fixed assets and certain intangible assets, such as spectrum licenses, rights of use of communications lines, UMTS networks' enhancement and expansion and development of new products and services, during a given period. For the periods under review, a key focus of our capital investment has been the enhancement and expansion of our existing networks and transmission infrastructure and deployment of our LTE network (in 2014).

Cash flows from operating activities

Cash flows from operating activities totaled in 2014 to NIS 1,557 million similar to  NIS 1,556 million in 2013. The steady cash flow  is primarily attributed to a decrease in proceeds from customers due to the decrease in service revenues. This decrease was offset by a decrease in payments to vendors as a result of a decrease in operating expenses mainly due to efficiency measures we implemented.

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

Cash flows from investing activities

The net cash flows from operating activities is the main capital resource for our investment activities. In 2012, 2013 and 2014, our net cash used in investing activities amounted to NIS 708 million, NIS 344 million and NIS 350 million, respectively. The payments were primarily for the improvement and expansion of ournetworks (and implementation of our LTE network in 2014) and information systems infrastructures. There was no significant change in 2014 compared to 2013. The decrease in 2013 compared with 2012 resulted mainly from a decrease in acquisition of property, plant and equipment, as well as a decrease in investments in tradable debentures in 2013 compared with 2012.

Cash flows from financing activities

In 2014, net cash used in financing activities amounted to NIS 1,106 million compared to NIS 1,569 million in 2013. The decrease is primarily attributable to the issuance of new series of debentures in 2014 for a net consideration of NIS 326 million.

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

During 2012, 2013 and 2014, the average outstanding amount of long-term liabilities (long-term loans and debentures) was NIS 6.4 billion, NIS 5.75 billion and NIS 4.7 billion, respectively.

Working capital

Our working capital as of December 31, 2014 was NIS 837 million, compared with NIS 1,082 million as of December 31, 2013. The decrease in working capital was primarily due to a decrease in trade receivables partially offset by an increase in trade payables.

Our working capital as of December 31, 2013 was NIS 1,082 million, compared with NIS 1,232 million as of December 31, 2012. The decrease in working capital was primarily due to a decrease in cash and cash-equivalents, as well as a decrease in trade receivables. These effects were partially offset by a decrease in trade payables and other payables.

Trade receivables

Trade receivables consist of outstanding amounts due from customers, mainly for cellular, ISP and landline telephony services and handsets and accessories, net of the allowance for doubtful accounts.  Most of our handset sales are made on an installment basis (generally, 36 monthly payments). Installments due in the twelve months following the balance sheet date are included in current trade receivables; the remaining installments are included in long-term receivables. As of December 31, 2014, net current trade receivables amounted to NIS 1,417 million compared with NIS 1,731 million as at December 31, 2013 and NIS 1,856 million as at December 31, 2012. Net long-term trade receivables as of December 31, 2014 amounted to NIS 476 million compared with NIS 512 million as at December 31, 2013 and NIS 888 million as at December 31, 2012. The decrease in trade receivables (current and long-term) in 2014 compared with 2013 and in 2013 compared with 2012 was mainly due to the decrease in revenues as a result of the intensified competition in the cellular market. The current maturity of long-term receivables as of December 31, 2014 was NIS 606 million, compared with NIS 878 million as of December 31, 2013 and NIS 1,037 million as of December 31, 2012.

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Set forth below is a description of our contractual cash obligations, in millions of NIS, as of December 31, 2014.

	Total	2015	2016- 2017	2018-2019	2020 and Beyond
Long-term debt obligations (including interest)(1)	5,295	1,338	2,623	817	517
Operating lease obligations	1,127	250	368	255	254
Purchase obligations	1,043	928	86	30	-
Total	7,465	2,516	3,076	1,102	771

(1)	Interest does not include any increase in interest that would be required based on increases in the Israeli CPI.

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

Assumptions / approach used

In case the customer is obligated towards the company to purchase services in a minimal amount for a predefined period (multiple element contract), we determine the fair value of the individual elements based on prices at which the deliverable is regularly sold on a standalone basis, after considering volume discounts where appropriate.

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

Impairment of long-lived assets

Nature of critical estimate items

Finite-lived long lived assets

At each reporting date, we review finite-lived long-lived assets, principally consisting of property, plant and equipment, spectrum licenses and intangible assets for impairment based on the requirements of International Accounting Standard No. 36, whenever events or changes in circumstances indicate that their carrying values may not be recoverable through the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal. Where it is not possible to estimate the recoverable amount of an individual asset, we group together all of the assets that cannot be tested individually into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”), and estimate the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount is the higher of value in use and fair value less cost to sell. Value in use is determined by discounting the expected future cash flows, we expect to derive from the asset, using a pre-tax discount rate. An impairment loss is recognized if the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

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

Uncertain tax positions

When assessing amounts of current and deferred taxes, we take into consideration the effect of the uncertainty that its tax positions will be accepted and the effect of incurring any additional tax and interest expenses. We are of the opinion that the cumulative tax liability is fair for all the years in respect of which final tax assessments have not yet been received, based on an analysis of a number of matters including interpretations of tax laws and the our past experience. This assessment is based on estimates and assumptions that may also include assessments and exercising judgment regarding future events. It is possible that new information will become known in future periods that will require us to change our estimate regarding the tax liability that was recognized, and any such changes will be expensed immediately in that period.

New Accounting Standards and amendments not yet adopted

 IFRS 9 (2014), Financial Instruments

IFRS 9 (2014) is a final version of the standard, which includes revised guidance on the classification and measurement of financial instruments, and a new model for measuring impairment of financial assets. This guidance has been added to the chapter dealing with general hedge accounting requirements issued in 2013.

Classification and measurement
In accordance with IFRS 9 (2014), there are three principal categories for measuring financial assets: amortized cost, fair value through profit and loss and fair value through other comprehensive income. The basis of classification for debt instruments is the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. Investments in equity instruments will be measured at fair value through profit and loss (unless the entity elected at initial recognition to present fair value changes in other comprehensive income).

IFRS 9 (2014) requires that changes in fair value of financial liabilities designated at fair value through profit or loss that are attributable to changes in its credit risk, should usually be recognized in other comprehensive income.

Hedge accounting – general
Under IFRS 9 (2014), additional hedging strategies that are used for risk management will qualify for hedge accounting. IFRS 9 (2014) replaces the present 80%-125% test for determining hedge effectiveness, with the requirement that there be an economic relationship between the hedged item and the hedging instrument, with no quantitative threshold. In addition, IFRS 9 (2014) introduces new models that are alternatives to hedge accounting as regards credit exposures and certain contracts outside the scope of IFRS 9 (2014) and sets new principles for accounting for hedging instruments. In addition, IFRS 9 (2014) provides new disclosure requirements.

Impairment of financial assets
IFRS 9 (2014) presents a new ‘expected credit loss’ model for calculating impairment. For most financial assets, the new model presents a dual measurement approach for impairment: if the credit risk of a financial asset has not increased significantly since its initial recognition, an impairment provision will be recorded in the amount of the expected credit losses that result from default events that are possible within the twelve months after the reporting date. If the credit risk has increased significantly, in most cases the impairment provision will increase and be recorded at the level of lifetime expected credit losses of the financial asset.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018 with early adoption being permitted. It will be applied retrospectively with some exemptions.
We have not yet commenced examining the effects of adopting IFRS 9 (2014) on the financial statements.

IFRS 15, Revenue from Contracts with Customers

IFRS 15 replaces the current guidance regarding recognition of revenues from contracts with customers and presents a new model for revenue recognition from aforesaid contracts. IFRS 15 provides two approaches for recognizing revenue: at a point in time or over time. The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount. Furthermore, IFRS 15 extends the disclosure requirements that exist under current guidance.
IFRS 15 is applicable for annual periods beginning on or after January 1, 2017 and earlier application is permitted. IFRS 15 includes various alternative transitional provisions, so that companies can choose between one of the following alternatives at initial application: full retrospective application, full retrospective application with practical expedients, or application as from the mandatory effective date, with an adjustment to the balance of retained earnings at that date in respect of transactions that are not yet complete.
We are examining the effects of adopting IFRS 15 on the financial statements.

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors, executive officers and other key employees as of December 31, 2014:

Name	Age	Position
Ami Erel (2), (3)	67	Chairman of the Board
Shlomo Waxe (1), (2), (4)	69	Independent Director
Ari Bronshtein (2), (4)	45	Director
Ephraim Kunda (1), (2), (4), (5)	62	Independent Director
Joseph Barnea (1), (2), (3), (4), (5)	79	Independent / External Director
Ronit Baytel (1), (5)	47	Independent / External Director
Nir Sztern	43	President and Chief Executive Officer
Shlomi Fruhling	42	Chief Financial Officer
Yoni Sabag	42	Vice President of Marketing
Ron Shvili	47	Chief Technology Officer
Itamar Bartov	52	Vice President of Executive and Regulatory Affairs
Keren Shtevy	41	Vice President of Business Customers
Sharon Amit	48	Vice President of Human Resources
Amos Maor	51	Vice President of Sales and Service
Jack Oster	41	Vice President of Information Technology (a)
Liat Menahemi Stadler	48	Vice President of Legal Affairs and Corporate Secretary
Teimuraz Romashvili	36	Vice President of Pre Paid Activity
Yaniv Gruenwald	40	Vice President of Television and Content (b)
Gil Ben-Itzhak	49	Controller (c)

(a) Mr. Oster resigned from office and will continue to serve in office until his successor is appointed and assumes his responsibilities.

(b) Mr. Yaniv Gruenwald was appointed to office as of August 10, 2014.

(c) Mr. Gil Ben-Itzhak resigned from office and was replaced by Mr. Ronnen Shles as of January 1, 2015.

(1) Member of our Audit Committee.

(2) Member of our Analysis Committee.

(3) Member of our Option Committee.

(4) Member of our Security Committee.

(5) Member of our compensation Committee.

Ami Erel has served as Chairman of our Board of Directors since 2005. Mr. Erel also  provides consulting services to Discount Investment Corporation Ltd. (where he served as President and Chief Executive Officer from 2001 to 2013), as of July 2014. From March to December 2007, Mr. Erel also served as the Chief Executive Officer of Netvision Ltd., where he served prior to March 2007 and from 2008 to 2011, as Chairman of the board of directors. From 1997 to 1999, he served as President and Chief Executive Officer of Bezeq – The Israeli Telecommunications Corporation Ltd.  Mr. Erel also serves as deputy Chairman of the board of directors of ADAMA Agricultural Solutions Ltd. (where he served from 2006 and as a director and from January 2011 through October 2011 as Chairman of the board of directors). Mr Erel also serves as a director of Shufersal Ltd., Elron Electronic Industries Ltd. (where he served from 1999 to 2001 as President and until January 2007 as Chairman of the board of directors), Knafaim Holdings Ltd. and Dan hotels Ltd. Mr. Erel served as the chairman of the executive committee of the Manufacturers Association of Israel from 2005 to 2009 and from 2009 to 2011 he served as the chairman of the Israel Export & International Cooperation Institute. Mr. Erel holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology.

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

Ari Bronshtein has served as a member of our Board of Directors since 2008. Mr. Bronshtein has served as Vice-President of DIC since January 2006. Since July 2010, he also has served as a Chief Executive Officer, and from May 2009 to June 2010 he served as co-Chief Executive Officer of Elron Electronic Industries Ltd. Mr. Bronstein also serves as a member of the boards of directors of various private companies. From 2004 to 2005, he served as Vice President and head of the Economics and Business Development division, and from 2000 to 2003, as Director of Finance and Investments, at Bezeq – The Israeli Telecommunications Corporation Ltd. Mr. Bronshtein holds a B.A. in finance and management and M.Sc. degree in finance and accounting, both from Tel Aviv University.

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

 Ron Shvili has served as our Chief Technologies Officer since November 2013. Mr. Shvili has been an Entrepreneur in the field of cyber security since the beginning of 2013, when he retired from the Israeli Defense Forces, or IDF. From 1990 to 2012 Mr. Shvili held various key managerial and technological positions in the IDF and the Israeli Ministry of Defense. Mr. Shvili holds B.Sc and M.Sc in Electrical engineering from Tel-Aviv University.

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

Teimuraz Romashvili has served as our Vice President of Pre Paid Activity since 2011. Mr. Romashvili reports to the Company's VP Sales and Service. Mr.  Romashvili has served as Netvision's head of pre-paid and international activity from 2007 to October 2011. From 2005 to 2007 he served as head of pre-paid activity in Barak and prior to that served in a variety of positions in Barak. Mr. Romashvili holds a B.A. in economics and management from the Economics Academy in Kiev, Ukraine.

Yaniv Gruenwald has served as our Vice President of television and content since August 2014. Mr. Gruenwald has served as Vice President of television and content of Netvision since 2012 and as Chief Technology Officer of Netvision from 2010 to 2011. From 2008 to 2010, he served as a Chief Technology Officer of wire-line & broadband division of Partner Communications Ltd., and from 2005 to 2008 he served as Partner's director of product development. Mr. Gruenwald Holds a B.A. in business administration from the Peres Academic Center and is currently studying in the Executive MBA program at Tel-Aviv University.

Gil Ben-Itzhak has served as our Controller between 2006 and 2014.  From 2003 to 2006, Mr. Ben-Itzhak served as Chief Financial Officer of Paul Winston-Eurostar LLC in New York. From 2002 to 2003, he served as Chief Financial Officer of Elron Telesoft Ltd. and from 1996 to 2002, he served as Controller of Elbit Ltd.  Mr. Ben-Itzhak is a certified public accountant and holds a B.A. in accounting and economics from the University of Haifa.

Ronnen Shles has served as our Controller from January 2015.  From 2007 to 2014, Mr. Shles served as head of the accounting unit in our  financial control division. Mr. Shles is a certified public accountant and holds a B.A. in accounting and business administration from the College of Management.

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

Accordingly, base salary shall generally target the 25%-75% percentiles of each executive officer's peer group salary, taking into consideration the aforementioned individual characteristics, as shall be reflected in a peer group analysis conducted by an independent consultant and reviewed by our Compensation Committee and Board of Directors, when such salary is set and/or updated. The Company's office holders’ average base salary percentile in 2014 (in relation to their peer group), based on a peer group analysis conducted by Prof. Moshe Zviran Ltd., an independent compensation consultant, was approximately 45%. The benchmarking indicates that the target Base Salary (i.e. 25%-75% percentiles of each executive officer's peer group salary), when applied to our CEO, ranges approximately between NIS 130K and NIS 165K and when applied to our other executive officers, ranges approximately between NIS 50K to NIS 90K per month.

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

* EBITDA and Free Cash Flow are non-IFRS measures. For a definition of EBITDA see footnote (4) under "Item 5. Operating and financial review and prospects – Results of operations – Comparison of 2012, 2013 and 2014". Free Cash Flow is defined as (a) the net cash provided by operating activities minus (b) the net cash used in investing activities, excluding (i) short-term investments in tradable debentures and deposits and (ii) proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits.

Any payout of cash bonuses for any year will be subject to an additional minimum requirement of achieving an annual EBITDA of not less than 60% of the Company's EBITDA for the previous year. In addition, in relation to 2014, our board of directors has set an additional minimum requirement, that any payout of cash bonuses for 2014 will be subject to achieving an annual EBITDA of not less than 85% of the Company's objective EBITDA for that year. We have met this threshold.  Such minimum requirements are in no way indicative of the Company's expectations or estimations for any fiscal year in general, nor 2014 specifically, and are provided in order to assure shareholders that no cash bonuses will be paid to office holders according to the Compensation Policy in years when the Company’s performance has deteriorated materially compared to the prior year or compared to its EBITDA target for 2014.

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

Following is a graphic representation of the cash bonus our executive officers may be entitled to:

In order to align executive officer and investor interests for a long term value creation, once the cash bonus was calculated as detailed above, the executive officers will be entitled to 60% of that cash bonus with 40% deferred to the following year. Notwithstanding the aforesaid, for the first year in which the cash bonus shall be determined in accordance with this Compensation Policy, the executive officers will be entitled to 80% of that cash bonus with 20% deferred to the following year. The executive officers shall be entitled to the remaining deferred portion of the cash bonus, if the performance targets set for the following year exceed the 75% threshold of the combined performance target for such following year. We have met this threshold. The deferred portion of the cash bonus shall be linked to the Israeli CPI from the payment date of the first portion and until the payment date of the second portion (if paid).

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

In order to align executive officer and investor interests for creation of long term value, equity-based awards will include the following terms:

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

Compensation for our directors

We paid no cash compensation to our directors who are affiliated with our controlling shareholder and the chairman of the Board of Directors (appointed by our controlling shareholder) ("Controlling Shareholder Directors") for their services as directors, as until December 31, 2014 we paid our controlling shareholder an annual management fee, which includes the Controlling Shareholder Directors services. We intend to bring the renewal of our management services agreement with DIC to our forthcoming shareholders meeting.

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

We maintain a liability insurance policy for the benefit of our office holders. Our directors and executive officers' coverage will not exceed $100 million per claim in the aggregate, and an additional 20% of the aforesaid sum in connection with defending lawsuits in Israel only, and the premium will not exceed US$ 1 million per annum in any renewal or extension or substitution of the policy. Any such renewal or extension or substitution of the liability insurance policy for the benefit of our office holders (including those who are or are related to controlling shareholders or in respect of whom our controlling shareholders have a personal interest, who shall be insured under identical terms) do not require a separate approval of the Company's shareholders, in addition to the approval of this compensation policy (which in itself requires approval once every three years) if our compensation committee resolves that such renewal or extension or substitution upholds the limitations set above.

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

Executive Officer and Director Compensation

The aggregate direct compensation we paid to all our executive officers and directors as a group (18 persons) for 2014 was approximately NIS 12 million, of which approximately NIS 1.8 million was set aside or accrued to provide for pension, retirement, severance or similar benefits. These amounts do not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses and benefits commonly reimbursed or paid by companies in Israel. In addition, in 2014 we recorded the sum of approximately NIS 2.7 million, as a compensation cost related to the options granted to all our executive officers under our share incentive plan. See “6. Directors, Senior Management and Employees - E. Share Ownership – 2006 Share Incentive Plan”. We pay our executive officers an annual bonus based on our overall performance and individual performance, in accordance and subject to the provisions of our compensation policy (described above).  For 2014, our compensation committee and board of directors resolved to pay our executive officers (excluding our CEO) an annual bonus in an aggregate sum of approximately NIS 3.8 million, as per our compensation policy, and approximately NIS 0.7 million to Mr. Sztern, our CEO (as per his employment agreement described below).

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2014. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2014, which includes compensation paid or to be paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Employees was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association. The amounts set forth in the table below are given in thousands of New Israeli Shekels (NIS).

Name and Principal Position (1)	Salary Cost (2)	Consultancy Fees	Bonus(3)	Equity-Based Compensation(4)	Total
Nir Sztern, President and Chief Executive Officer	1,950	--	738	281	2,969
Ron Shvili, Chief Technology Officer	1,130	--	354	686	2,170
Shlomi Fruhling, Chief Financial Officer	1,111	--	342	686	2,139
Amos Maor, VP Sales and Service	1,029	--	320	104	1,453
Liat Menahemi Stadler, VP Legal Affairs and Corporate Secretary	980	--	340	87	1,407

(1)	Unless otherwise indicated herein, all Covered Executives are or were employed on a full-time (100%) basis.

(2)
Salary cost includes the Covered Executive's gross salary plus payment of social benefits made by the Company on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers' Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, car, medical insurance and benefits, phone, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(3)
Represents annual bonuses approved by our compensation committee and board of directors to the Covered Executives with respect to the year ended December 31, 2014, based on our compensation policy. 60% of the approved annual bonus (other than with respect to Mr. Sztern) in respect of 2014, to be paid to the Covered Executives in 2015, and the balance (40%) is deferred and may be paid to them in 2016, if the conditions for the payment of the deferred amount (as detailed in the compensation policy) are met during 2015. Doesn't include the deferred portion (20%) of the annual bonuses for the year ended December 31, 2013.

(4)
Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2014, based on the fair value of the applicable options on the date of grant thereof, in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 20 to our consolidated financial statements included elsewhere in this report.

We paid no cash compensation to our directors who are affiliated with DIC for their services as directors, but we paid DIC NIS 2.0 million per year for management services, adjusted to changes in the Israeli Consumer Price Index for June 2006. In 2014 this payment amounted to approximately NIS 2.4 million. In March 2013, our Board of Directors resolved that each of our external directors be paid the maximum amount of statutory compensation to an external director of a dual-listed company allowed by the applicable law and regulations, which is in the amount of NIS 115,400 per year and NIS 3,470 per meeting which such external director attends (including meetings of committees of the Board of Directors), adjusted for changes in the Israeli CPI for December 2007.  In 2014, after giving effect to the CPI adjustments, these amounts equaled approximately NIS 135,000 (approximately $34,713) per year and approximately NIS 4,100 (approximately $1,054), per meeting. As resolved in our annual shareholders meeting held in July 2011, our independent directors, (Shlomo Waxe and Ephraim Kunda) ) are compensated at the same level as a statutory external director of a dual listed company, as described above.

Employment Agreement of Nir Sztern

Mr. Nir Sztern, our Chief Executive Officer as of January 1, 2012, is entitled to a gross monthly salary of NIS 120,000 linked to Israeli CPI.  He is also entitled to a company car and the use of a cellular phone. Mr. Sztern is entitled to an annual bonus equal to nine months salary which shall increase or decrease in proportion to our annual profits, with a minimum of six months' salary and a maximum of 15 months' salary bonus, linked to Israeli CPI, in respect of which no social benefits are accrued. Mr. Sztern's annual bonus for 2014 amounted to NIS 0.7 million. Mr. Sztern is also entitled to participate in our share option plan. Mr. Sztern’s agreement contains provisions for vacation days, sick leave, managers’ insurance and an education fund. The aggregate monthly cost to us of Mr. Sztern’s employment in 2014 amounted to approximately NIS162,500  (approximately $41,784), not including the annual bonus. The agreement is for an unspecified period of time and can be terminated by either party with advance notice of three months. Mr. Sztern will continue to receive his salary and benefits for a period of three months after termination by either party, unless we terminate the agreement for cause.

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

Under the Companies Law, our Board of Directors must determine the minimum number of members of our Board of directors required to have financial and accounting expertise, as defined in the regulations of the Companies Law.  In determining the number of directors required to have such expertise, the Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that we require at least two directors with the requisite financial and accounting expertise and that Messrs. Erel, and Bronshtein have such expertise. The Companies Law and the regulations promulgated thereunder also require that at least one of our External Directors has financial and accounting expertise, and consider a person who is an audit committee independent financial expert according to U.S. law to comply with that requirement.  Our Board of Directors has determined that Ms. Ronit Baytel qualifies as an "audit committee financial expert" as defined by the SEC in Item 16.A of Form 20-F.

In accordance with the Concentration Law, since we are a third layer in a pyramidal structure (a layer being a public corporation), our board of directors' composition must accord with the following requirements: the majority of the board of directors shall be independent directors, as defined in the Companies Law, and the number of external directors shall be half the number of our directors less one (rounded upwards) but not less than two (such external directors to be nominated by a shareholders meeting that shall take place within additional three months). We have made the necessary changes to our board in September 2014 and are in compliance with these requirements. These requirements will be in effect during a transition period of six years, during  which we are to become a second layer corporation.

Board of Directors and Officers

Our Board of Directors currently consists of six directors, including four independent directors under the rules of the NYSE, of whom two also qualify as external directors under the Companies Law.  Two of our current directors, Mr. Waxe and Mr. Kunda, are independent directors who were elected at our annual shareholders meeting held in December 2014. Our external directors, Mr. Barnea and Ms. Baytel were elected in our annual shareholders meeting held in April 2013 for a term of three years commencing May 2013. Two additional directors, Messrs. Erel and Bronshtein, were appointed by DIC, as founding shareholder, in accordance with our license and articles of association’s requirement that at least 20% of our directors be appointed by Israeli citizens and residents from among our founding shareholders. We do not enter into service contracts with our directors. Our articles of association provide that we must have at least five directors.

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

External Directors

Qualifications of external directors

Companies incorporated under the laws of the State of Israel whose securities are listed on a stock exchange are required by the Companies Law to appoint at least two external directors. For the Concentration Law in this regard see "-Corporate Governance Practices" above. External directors are required to possess professional and other qualifications as set out in the Companies Law and the regulations promulgated thereunder. The appointment of our external directors was approved by our shareholders in May 2007 for an initial term of three years, and our external directors were reelected to additional three year terms in April 2010 and again in April 2013. The Companies Law provides that a person may not be appointed as an external director of a company that has a controlling shareholder if the person is a relative of the controlling shareholder, or if the person, or the person’s relative, partner, employer, direct or indirect supervisor or any entity under the person’s control has or during the two years preceding the date of appointment had, any affiliation with the company or any entity controlling, controlled by or under common control with the company.

The term affiliation includes:

·	an employment relationship;

·	a business or professional relationship maintained on a regular basis;

·	control; and

·
service as an office holder, excluding service as a director in a private company prior to its initial public offering if such director was appointed in order to serve as an external director following the offering.

Pursuant to the Concentration Law, for so long as we are a third layer company, additional qualifications apply to our external directors.

The term “office holder” is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title, and a director.  Each person listed above under “Item 6.A - Directors and Senior Management,” except our controller, is an office holder for this purpose.

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

For two years following the termination of an external director’s service, the company and its controlling shareholder may not appoint the external director, or his or her spouse or child, as an office holder in that company or another company under common control, and cannot employ or receive services from that person for pay or grant any benefit, either directly or indirectly, including through a corporation controlled by that person. The same restrictions apply in regards to a relative who is not the external director’s spouse or child for a period of one year.

Election of external directors

External directors are typically elected by a majority vote at a shareholders’ meeting, provided that either:

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

However, under the Concentration Law, for so long as we are a third layer company, the election of an external director requires (i) the affirmative vote of the holders of a majority of the shares of non-controlling shareholders or shareholders who do not have a personal interest in the approval of the election of the external director (other than a personal interest that is not the result of the shareholder's connections with a controlling shareholder) present, in person or by proxy, at the meeting and voting on the matter; and (ii) that the total number of shares of the shareholders described in section (i) above that were voted in favor of the election of the external director exceeds 2% of the aggregate voting rights in the Company.

The initial term of an external director is three years and he or she may be reelected to up to two additional terms of three years each by means of one of the following mechanisms: (i) the board of directors proposed the nominee and the nominee's appointment was approved by the shareholders in the manner required to appoint external directors for their initial term, or (ii) a shareholder holding 1% or more of the voting rights or the external director proposed the nominee, and the nominee is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relations with the controlling shareholders in favor of the nominee constitute more than 2% of the voting rights in the company, and that the nominee is not the proposing shareholder or a 5% shareholder who is an affiliate or competitor of the company or a relative or affiliate of such a shareholder. Thereafter, in dual listed companies like us, an external director may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the company.  An external director may only be removed by the same percentage of shareholders votes as is required for the election of an external director, or by a court, and then only if the external director ceases to meet the statutory qualifications or violates his or her duty of loyalty to the company.  If an external directorship becomes vacant, a company’s board of directors is required under the Companies Law to call a shareholders’ meeting promptly to appoint a new external director.

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

Analysis committee

Our analysis committee reviews our costs and annual budget and recommends ways to achieve cost efficiency in our activities to our Board of Directors. Our Analysis committee also reviews our operations and future plans and recommends how we might enhance our present and future performance to our Board of Directors.  Our analysis committee consists of Messrs. Bronshtein (chairman), Erel, Waxe, Barnea and Kunda.

Option committee

Our option committee administers the issuance of options under our 2006 Share Incentive Plan to our employees who are not office holders, as well as any actions and decisions necessary for the ongoing management of the plan. Our option committee consists of Messrs. Erel (chairman) and Barnea.

Security committee and observer

Our security committee, which we were required to appoint once we became a public company pursuant to our license, deals with matters concerning state security. Only directors who have the requisite security clearance by Israel’s General Security Services may be members of this committee. The committee is required to be comprised of at least four members, including at least one external director. In addition, the Minister of Communications is entitled under our license to appoint a state employee with security clearance to act as an observer in all meetings of our Board of Directors and its committees. Such an observer was appointed in February 2008. Our security committee consists of Messrs. Waxe, Bronshtein, Kunda and Barnea.

Compensation committee

Under the Companies Law, the board of directors of a public company must establish a compensation committee. The compensation committee must consist of at least three directors and must include all of the company’s external directors and the external directors must constitute the majority of its members. The chairman of the compensation committee must be one of the external directors. Other members of the committee should be directors whose terms of compensation are the same as external directors. Under the Companies Law, the compensation committee functions are to recommend to the board of directors , for ultimate shareholder approval by a special majority, a policy governing the compensation of office holders, based on specified criteria, to review modifications to the compensation policy from time to time, to review its implementation and to approve the actual compensation terms of office holders. The composition of our compensation committee complies with the requirements described above. Our compensation committee consists of Ms. Baytel (chairperson), Mr. Kunda and Mr. Barnea.

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

In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholders’ vote and any shareholder who, under the company’s articles of association, can appoint or prevent the appointment of an office holder or holds any other right in respect of the company, is required to act with fairness towards the company. The ompanies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, and this duty is the subject of ongoing judicial interpretation.

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

Our ability to achieve our strategic goals largely depends on our employees.  Consequently, we strive to recruit the most suitable candidates for each position, to give our employees the best training needed to qualify them for their tasks within our organization and aim to keep them satisfied while being productive and efficient. We implement a comprehensive review system that periodically analyzes our employees’ performance in order to improve their performance and in order to enable us to properly compensate, retain and promote our best employees.  Since we are committed to providing the best service to our subscribers, approximately 76% of our work force (excluding Netvision subsidiaries employees) is engaged in customer-facing positions.

The numbers and breakdowns of our full-time equivalent employees as of the end of the past three years are set forth in the following table:

	Number of Full-Time Equivalent Positions
Unit	December 2012 ***	December 2013 ***	December 2014 ***
Management and headquarters	62	58	54
Human resources	55	67	72
Marketing	79	68	57
Customers*	4,159	3,170	2,887
Finance	144	133	101
Technologies	716	698	548
Operation and administration	86	84	80
Netvision subsidiaries**	134	126	122
Total	5,435	4,403	3,921

*Includes the customer-facing units: business customers, sales and services, Netvision sales and services and supply chain.
**In which Netvision has 50% or more of the issued share capital.
***Includes 33, 15 and 1 employees previously engaged through subcontractors, mainly in the Technologies  and Supply chain units during  2012, 2013 and 2014 respectively; also includes  352 employees of Dynamica and 1,331 employees of Netvision for 2012, 323 employees of Dynamica and 990 employees of Netvision for 2013 and 352 employees of Dynamica and 806 employees of Netvision for 2014.

In February 2015, we entered a collective employment agreement with the Company's employees' representatives and the Histadrut, an Israeli labor union, for a term of three years (2015-2017). The agreement applies to the Company's and 013 Netvision Ltd.'s employees, excluding certain managerial and specific positions. The agreement defines employment policy and terms in various aspects, which are more favorable to our employees than the requirements of Israeli law, including minimum wage, annual salary increase, incentives, benefits and other one time or annual payments to the employees, as well as a welfare budget and procedures relating to manning a position, change of place of employment and dismissal, including the respective authority of management and the employees' representative with regards to each. The agreement includes innovative terms, whereby the employees are entitled to participate in our operational income over a certain threshold and enjoy additional payments, under certain conditions. The estimated cost of the agreement over the next three years is approximately NIS 200 million, before tax (including one time payments, of which approximately NIS 30 million are one time payments in the first quarter of 2015), based on our forecasts. See also "Item 3. Key Information – D. Risk Factors – Risks Related to our Business - The unionizing of our employees may impede necessary organizational and personnel changes, result in increased costs or disruption to our operation".

Israeli labor laws govern the length of the workday, the number of work days per week, minimum wages for employees, provisions concerning hiring and dismissing employees, determination of severance pay, annual leave, sick days and other conditions of employment. Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment. Commencing in October 2008, Israeli law requires us to hire certain workers retained through subcontractors who provided us services for a certain minimum period. We are complying with this obligation. In addition, under a 2008 order issued by the Ministry of Economy, all Israeli employers are obligated to contribute to a pension plan, amounts equal to a certain percentage of the employee's wages, for all employees, after a certain minimum period of employment. Under that order, contribution to a pension plan increased gradually until 2014 and up to 6% of the lower of the employee’s wages or the average salary in Israel, with additional identical contribution for severance pay. We contribute to part of our employees' pension arrangements a percentage higher than that required by the 2008 order, which contributions are also intended to cover future severance payments. Under the collective employment agreement such contributions shall amount to 8.3% of the employee wages, after completing 3 years of employment with us. A provision in our consolidated financial statements covers severance pay in other cases, such as to those employees who were not entitled to managers’ insurance or other pension arrangements. Furthermore, we and our employees are required to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Such amounts also include payments by the employee for health insurance. The total payments to the National Insurance Institute are (as of January 1, 2015) up to 18.75% of an employee’s wages (up to a specified amount), of which the employee contributes approximately 12% and the employer contributes approximately 6.75%.

A new Israeli labor law, passed in 2012, subjects employers to increased liability, including monetary sanctions and criminal liability, in cases of violations of certain labor laws and certain violations by contractors providing maintenance, security and cleaning services.

In January 2015, the Minimum Wage Law was amended to increase the minimum wage paid to employees in Israel in four installments, from April 2015 to January 2017. The increase may adversely affect our results of operations.

We enter into personal employment agreements with our employees on either a monthly (in most cases, full-time positions) or hourly basis. Employment agreements with most of our employees are at will and as of January 2015, are subject to the provisions of the collective employment agreement. Substantially all of our employees have signed non-disclosure and non-competition agreements, although the enforceability of non-competition agreements is limited under Israeli law.

Our employee compensation structure is aimed at encouraging and supporting employee performance towards enabling us to meet our strategic goals. Approximately 80% of our customer-facing employees are entitled to performance-based incentives, which are granted mainly to customer-facing personnel, such as sales and service employees. In addition, some of our employees are entitled to an annual bonus based on our overall performance and individual performance, subject to the discretion of our Board of Directors. As of 2015, under the collective employment agreement, some of our employees will be entitled to an annual bonus, if our performance meets the objectives set in advance by our board of directors. We also contribute funds on behalf of some of our employees to an education fund and as of 2015, under the collective employment agreement, to all employees after completing 3 years of employment with us.

We have entered into agreements with a number of programming companies under which they provide us with temporary workers.

In the second quarter of 2014 we launched, together with the employees representing labor union (before the collective employment agreement was executed), a voluntary retirement plan for employees, in which approximately 380 employees have retired, following which we incurred a one-time cost of approximately NIS 39 million.

E.	SHARE OWNERSHIP

As of December 31, 2014, DIC beneficially owned 42,020,582ordinary shares , and the voting rights in an additional 3,412,500 ordinary shares are held by DIC and 87,434 ordinary shares are held by indirect subsidiaries of IDB Development for their own account. This does not include a total of 982,780 ordinary shares held as of that date for members of the public through, among others, provident funds, mutual funds, pension funds, insurance policies and unaffiliated third-party client accounts, which are managed by indirect subsidiaries of IDB Development, a few of which are also indirect subsidiaries of DIC. IDB, DIC and each of other directors who are affiliated with IDB or DIC, disclaim beneficial ownership of such shares.

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

In August 2012, our board of directors resolved to grant 2,410,678 options to certain non-director officers and senior employees, of which 1,215,000 options were granted to our executive officers including 350,000 options to Mr. Sztern, our CEO, at an exercise price of US$ 5.91 per share. The options granted were vested in two equal installments on each of the first and second anniversary of the date of grant. The options of the first installment may be exercised within 24 months from their vesting and the second installment may be exercised with 18 month from their vesting.

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

In August 2014, senior employees and non-director officers of the Company sold an aggregate of 933,348 shares of the Company issued to them upon their exercise of vested options, constituting approximately 0.93% of the Company’s issued share capital, to financial institutions. To our Knowledge, the purchasers intend to place such shares for sale outside the United States to non-US investors. As of December 31, 2014, an aggregate of 573,841 ordinary shares were issuable upon exercise of options according to the terms above and Mr. Ami Erel, our Chairman of the Board of Directors, held 54,647 of our ordinary shares.

2015 Share Incentive Plan

The Share Incentive Plan was introduced in March 2015.  It is an option plan open to all our employees, directors, consultants and sub-contractors and to those of our affiliates and our shareholders’ affiliates. Under the plan, our Board of Directors (or an option committee to which such authority may be delegated by our Board of Directors) is authorized to determine the terms of the awards, including the identity of grantees, the number of options or restricted stock units (“RSUs”) to be granted, the vesting schedule and the exercise price. The options or RSUs have a term of six years and vest in three equal installments on each of the first, second and third anniversary of the date of grant.  Under the plan, unvested options or RSUs terminate immediately upon termination of employment or service.  The plan defines acceleration events of options or RSUs granted, including a merger, a consolidation, a sale of all or substantially all of our consolidated assets, or the sale or other disposition of all or substantially all of our outstanding shares. The plan terminates upon the earlier of ten years from its adoption date or the termination of all outstanding options or RSUs pursuant to an acceleration event.  The terms of the 2015 Share Inventive Plan provide for a net exercise mechanism, the result of which is to require us to issue a smaller number of ordinary shares than represented by the outstanding options. Unless the Board of Directors otherwise approves, the number of ordinary shares issuable by us upon the exercise of an option will represent a market value that is equal to the difference between the market price of the ordinary shares and the option exercise price of the exercised options, at the date of exercise.  Distribution of cash dividends before the exercise of the options reduces the exercise price of each option by an amount equal to the gross amount of the dividend per share distributed.

In March 2015, our compensation committee and our board of directors resolved to grant 2,795,000 options to certain non-director officers and senior employees, of which 1,350,000 options will be granted to our executive officers, including 525,000 options to Mr. Sztern, our CEO, at an exercise price of US$ 5.70  (or, subject to the approval of the Israeli Tax Authority – NIS 22.55) per share. The options will be granted after the lapse of 30 days from the date the 2015 Share Incentive Plan is submitted to the Israeli Tax Authority, in accordance with the Israeli Tax Ordinance. Mr. Sztern's grant is subject to shareholders approval in accordance with the Israeli Companies Law.  The options granted will be vested in three equal installments on each of the first, second and third anniversary of the date of grant. The options of the first installment may be exercised within 24 months from their vesting, and the options of the second and third installments may be exercised with 18 month from their vesting. We will record the total sum of approximately NIS 7.8 million, as a compensation cost related to these grants, over the vesting period (2015 – 2018).

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our shares as of December 31, 2014, by each person, or group of affiliated persons, known to us to be the beneficial owner of 5% or more of our outstanding shares.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes any shares issuable pursuant to options that are exercisable within 60 days of December 31, 2014. Any shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 100,584,490 ordinary shares outstanding as of December 31, 2014. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, our major shareholders do not have different voting rights and the persons named in the table have sole voting and investment power with respect to all ordinary shares held by them.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent

Discount Investment Corporation Ltd.*	45,433,082	45.17%
Meitav Dash Investments Ltd.**	5,577,376	5.54%
Psagot Investment House Ltd.***	6,782,928	6.74%
Directors and executive officers as a group (18 persons)****	216,651	0.22%

*
DIC, a public Israeli company traded on the Tel Aviv Stock Exchange, is a majority-owned subsidiary of IDB. Includes 29,832,227 ordinary shares held by DIC directly, 12,188,355 ordinary shares held by a wholly-owned subsidiary of DIC (namely, DIC Communication and Technology Ltd., an Israeli company) and 3,412,500 ordinary shares, representing approximately 3.39% of our issued and outstanding shares, held by two  shareholders whose voting rights are vested in DIC. Does not include 87,434 ordinary shares (representing approximately 0.09% of our issued and outstanding shares) held as of December 31, 2014 by indirect subsidiaries of IDB for their own account and a total of 982,780 ordinary shares (representing approximately 0.98% of our issued and outstanding shares) held as of that date for members of the public through, among others, provident funds, mutual funds, pension funds, insurance policies and unaffiliated third-party client accounts, which are managed by indirect subsidiaries of IDB, a few of which are also indirect subsidiaries of DIC.

To our best knowledge, as of December 31, 2014, IDB, a public Israeli company traded on the Tel Aviv Stock Exchange, was controlled by the Elzstain-Extra group, as follows:

Dolphin Netherlands B.V., a company incorporated in the Netherlands, or Dolphin Netherlands, owned 31.26% of the outstanding shares of IDB. Dolphin Netherlands is indirectly controlled by Eduardo Elsztain. Mr. Elsztain is a Co-Chairman of each of the boards of directors of IDB and DIC. Alejandro Elsztain, the brother of Eduardo Elsztain, is a director of IDB and an alternate director of Eduardo Elsztain in DIC.

C.A.A. Extra Holdings Ltd., a privately held company incorporated in Israel, or C.A.A. Extra, owned 31.26% of the outstanding shares of IDB. C.A.A. Extra is wholly owned directly by Mr. Mordechay Ben-Moshe. Mr. Ben-Moshe is a Co-Chairman of each of the boards of directors of IDB and DIC.

Companies controlled by Mr. Elsztain and Mr. Ben-Moshe have entered into a shareholders agreement with respect to their ownership of shares of IDB, for the purpose of maintaining and exercising control of IDB as a group. The term of the shareholders agreement expires on May 8, 2021.

As a result of a rights offering effected by IDB in February 2015, the holdings of companies controlled by Eduardo Elsztain increased to approximately 61.5% of the outstanding shares of IDB, while the holdings of C.A.A. Extra decreased to approximately 16.2% of the outstanding shares of IDB. Thereafter, IDB announced that in light of provisions in the afore-mentioned shareholders agreement (including a provision that allows either party that holds 5% of IDB's outstanding shares more than the other party to dictate how the other party must vote its shares and a provision regarding the composition of the board of directors of IDB), there may be changes in the control structure of IDB and changes to the composition of its board of directors. As of the date of the filing of this annual report, C.A.A. Extra is contesting such changes and has demanded to purchase IDB shares from companies controlled by Eduardo Elsztain (which would cause it to become the dominant controlling shareholder of IDB).

Based on the foregoing, IDB (by reason of its control of DIC), companies controlled by Eduardo Elsztain (as described above) and C.A.A. Extra (by reason of their control of IDB), Eduardo Elsztain and Mordechay Ben-Moshe may be deemed to share with DIC the power to vote and dispose of our shares beneficially owned by DIC. Each of these entities (other than DIC) and persons disclaims beneficial ownership of such shares, and all of these entities and persons disclaim beneficial ownership of our shares held under management of subsidiaries of IDB for others.

According to the Concentration Law, IDB and DIC have until December 2019 to cause us to cease being a third layer company in their pyramidal structure.  IDB and DIC have announced their intention to review possible ways to achieve this goal without having to forfeit control of us, such as by merging with each other or by taking IDB or DIC private. There can be no assurance how or when this would occur, if at all. For information about the Concentration Law, see the risk factor in Item 3.D above entitled "Recent legislation in Israel affecting corporate conglomerates could adversely affect us."

**
As reported by Meitav Dash Investments Ltd. to the Company. As of January 20, 2015, based on a Schedule 13G filed by Meitav Dash Investments Ltd. with the SEC on January 26, 2015 it held only 4.924% of our outstanding share capital.

***
Based on a Schedule 13G filed by Psagot Investment House Ltd. with the SEC on February 18, 2015, it has shared dispositive power with respect to 6,782,928 shares and shared voting power with respect to 4,150,738 shares.

****
Includes162,004 ordinary shares issuable upon the exercise of stock options that are exercisable on, or within 60 days following December 31, 2014, and 54,647 ordinary shares held by Mr. Ami Erel as of December 31, 2014.

As of December 31, 2014, we had twenty holders of record of our equity securities who are, to our knowledge, located in the United States. The shares held by these holders of record represent 94.72% of our outstanding ordinary shares. However, this number is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are located because approximately 94.71% of our ordinary shares were held of record by Cede & Co. for the account of the brokers or other nominees, including the Tel Aviv Stock Exchange; approximately 41.78% of our ordinary shares owned directly and indirectly by DIC as of December 31, 2014 is also held of record by Cede & Co.

In 2011 and February 2013, DIC sold approximately 5% and 1.7%, respectively, of our then issued share capital, in 2011 purchased approximately 0.31% of our then issued share capital in the TASE and in 2014 purchased approximately 0.33% of our issued share capital in the TASE.

B.	RELATED PARTY TRANSACTIONS

Agreements Among our Shareholders

In September 2005, DIC acquired the shares and voting rights in our company held indirectly by BellSouth and the Safra brothers. In 2006, DIC sold a portion of these shares in four transactions to six financial investors based on the price of the Safra transaction, with adjustments for dividends paid and certain additions to such price accrued during the period from the closing of the Safra transaction to the applicable sale transaction. The following summaries of the agreements between DIC and certain other shareholders relate only to provisions that were in effect as of January 1, 2015 or thereafter.

Original 1997 shareholders agreements

Brian Greenspun, Daniel Steinmetz, Benjamin Steinmetz and Shlomo Piotrkowsky, who owned of record, directly or indirectly, an aggregate of approximately 5.5% of our then outstanding ordinary shares, granted the voting rights in these shares to BellSouth and the Safra brothers. These voting rights were assigned to DIC in connection with its acquisition of our control in September 2005. In 2009, DIC purchased the minority stakes held by Brian Greenspun and Benjamin Steinmetz (indirectly), representing approximately 1.97% of our then share capital. The remaining minority shareholders currently own approximately 3.39% of our outstanding ordinary shares. These minority shareholders are restricted from transferring these shares without the prior written consent of DIC and their transfer are subject to a right of first refusal in favor of DIC. Each of these minority shareholders has also committed not to compete, directly or indirectly, with our cellular communications business in Israel so long as he is a shareholder and for a period of one year thereafter.

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

Relationship with IDB

As of December 31, 2014, an aggregate amount of approximately NIS 136 million principal amount of our Series B, D, E, F, G, H and I Debentures were held by investors who are members of the IDB group and entities affiliated with IDB’s principal shareholders or officers (other than for the benefit of members of the public through provident funds, mutual funds, pension funds and unaffiliated third-party client accounts, which are managed by indirect subsidiaries of IDB).

 As of December 31, 2014, an aggregate of 982,780 of our ordinary shares (not included in the holdings set forth in the Beneficial Owners' table above) were held by members of the public through, among others, provident funds, mutual funds, pension funds, insurance policies and unaffiliated third-party client accounts, which are managed by indirect subsidiaries of IDB, some of which are also indirect subsidiaries of DIC.

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

In July 2011, our annual shareholders meeting approved an amendment of the agreement so as to clarify that the DIC officers and employees whose service as directors are covered by the management fees, shall not include any person who serves solely as a director of a subsidiary (or several subsidiaries) of DIC (and does not serve as a director of DIC itself) and does not receive any compensation, other than director's fees, in his or her capacity as a director of any subsidiary of DIC. Also, under the Israeli Companies Law, an agreement with a controlling shareholder, such as our management services agreement with DIC, cannot continue for more than three consecutive years unless re-approved by the audit committee, board of directors and shareholders every three years. Accordingly, our audit committee, board of directors and shareholders approved the agreement for a term ending in January 2015. We intend to propose the approval of such agreement for another term of three years at our forthcoming 2015 annual shareholders meeting.

In the ordinary course of business, from time to time, we purchase, lease, sell and cooperate in the sale of goods and services, or otherwise engage in transactions with entities that are members of the IDB group, entities affiliated with IDB’s principal shareholders or officers and entities otherwise engaged with such IDB member or affiliates in a manner that may create a personal interest of our controlling shareholders or directors. We believe that all such transactions are on commercial terms comparable to those that we could obtain from unaffiliated parties. These transactions are subject to rigorous corporate governance rules, as described under Item 6.C under "Approval of Specified Related Party Transactions under Israeli Law".

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

The aggregate merger consideration was approximately NIS 1.57 billion ($404 million). We financed the payment of the merger consideration by using cash on hand, as well as by issuance of debentures to the public in Israel.

Since both us and Netvision were public companies under the joint control of the IDB group, each of us obtained the approvals of the audit committee, board of directors and a special majority of shareholders for the transaction.

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

Based on advice of counsel, we believe it is more likely than not that substantially all the claims and disputes detailed below will be determined in our favor and accordingly, no provision has been made in the financial statements in respect of these claims and disputes. We have made a provision in the amount of approximately NIS 47 million for the claim/s and dispute/s we are willing to settle or for which we cannot reach a conclusion that it is more likely than not that the claim/s and dispute/s will be determined in our favor.

Purported class actions

46 purported class actions have been filed against us in connection with allegations that we (i) unlawfully, in violation of our license or agreements with our subscribers, charged or overcharged our subscribers for our services, or (ii) misled our subscribers or unlawfully sent our subscribers and other parties commercial messages, or (iii) unlawfully, in violation of our license or agreements with our subscribers, discriminated among our subscribers, or (iv) failed to provide customer care in accordance with the provisions of our license and applicable law. The amount claimed estimated by the plaintiffs in these purported class actions ranges from approximately NIS 0.9 million to NIS 606 million, or was not estimated by the plaintiffs if the lawsuits are certified as class actions or were filed against us and other defendants without specifying the amount claimed from us.  Three purported class actions, for which the amount claimed estimated by the plaintiffs ranges from approximately NIS 220 million to at least hundreds of millions of NIS or no amount claimed was estimated by the plaintiffs, were dismissed with prejudice and the plaintiffs appealed the ruling. In seven purported class actions, for which the amount claimed estimated by the plaintiffs ranges from approximately NIS 15 million to NIS 75 million, or no amount claimed was estimated by the plaintiffs, or were filed against us and other defendants without specifying the amount claimed from us, settlement agreements or an agreed motion for dismissal of a purported class action were filed with the court and the proceedings are still pending.

We have recorded appropriate provisions for each of the settlement agreements filed with the courts and described above.

In March 2015, a purported class action was filed against us, by plaintiffs alleging to be subscribers of the Company, claiming compensation for non monetary damages in connection with allegations that we unlawfully violated the privacy of our subscribers. The amount claimed from us, if the lawsuit is certified as class action is estimated by the plaintiffs to be NIS 15 billion, all for alleged non monetary damages.

Class actions

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

In July 2014, the Court dismissed the motion to certify two class actions filed against us in May 2010 and June 2011 with prejudice except in respect of three issues that were detailed in settlements of similar class action claims made against Pelephone and Partner and approved by the court, which the Company was willing to adopt as well. These three issues relate to the cellular operators undertaking to provide certain information regarding non-ionizing radiation, sell certain accessories at a discount and conduct certain tests to handsets at certain circumstances. We estimate the settlement's costs to be immaterial. In October 2014, the plaintiffs filed an appeal in respect of the settlements approved by court with Pelephone and Partner, inter alia, with respect to the tests to be conducted as aforesaid. The purported class actions were filed against us in connection with allegations that we unlawfully build and operate our network and sell handsets and related equipment, including in relation to alleged hazards relating to non-ionizing radiation emitted from cell sites and end-user equipment in amounts estimated by the plaintiffs to be from approximately NIS 1 billion to approximately NIS 3.7 billion, had the lawsuits been certified as class actions, as filed.

Dividend Policy

In February 2006, our board of directors adopted a dividend policy to distribute each year at least 75% of our annual net income determined (in accordance with IFRS for periods commencing on or after January 1, 2008), subject to applicable law, our license and our contractual obligations and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. In March 2007, our Board of Directors resolved to distribute dividends within the boundaries of the February 2006 dividend policy and until resolved otherwise, on a quarterly basis. Our series F through I debentures include additional limitations, including a covenant not to distribute more than 95% of the profits available for distribution according to the applicable Israeli law (“Profits”), provided that if net leverage (defined as the ratio of net debt to EBITDA over four consecutive quarters) exceeds 3.5:1, we will not distribute more than 85% of the Profits and if net leverage exceeds 4.0:1, we will not distribute more than 70% of the Profits. See "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Debt Service". Our Board of Directors will consider, among other factors, our expected results of operation, including changes in pricing, regulation and competition, planned capital expenditure for technological upgrades and changes in debt service needs, including due to changes in interest rates or currency exchange rates, as well as our debentures' rating, in order to conclude whether there is no reasonable concern that a distribution of dividends will prevent us from satisfying our existing and foreseeable obligations as they become due. Dividend payments are not guaranteed and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends or to pay dividends at a ratio to net income that is less than that paid in the past. For example, our Board of Directors may determine not to distribute dividends in order to strengthen our balance sheet, that market conditions are uncertain or that our cash needs for debt service, capital expenditures or operations require that we do not pay dividends when considered. Accordingly, shareholders should not expect that any particular amount or at all will be distributed by us as dividends at any time, even if we have previously made dividend payments in such amount.

Our ability to pay dividends is subject to the following limitations under Israeli law: (1) dividends may only be paid out of cumulative retained earnings or out of retained earnings over the prior two years, provided that there is no reasonable concern that the payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due; and (2) our license requires that we and our 10% or more shareholders maintain at least $200 million of combined shareholders’ equity. DIC’s shareholders’ equity on December 31, 2014 was over $ 200 million.

When we declare dividends, we do so in NIS and convert them for payment in US$ (where applicable) based upon the daily representative rate of exchange as published by the Bank of Israel prior to the distribution date.

During 2012 we distributed dividends in the aggregate amount of approximately NIS 391 million ($101 million), including the dividends declared for the third and fourth quarters of 2011 and for the first quarter of 2012 only. Our board of directors decided not to declare dividends for the second, third and fourth quarters of 2012 given the intensified competition and its adverse effect on our results of  operations and in order to strengthen our balance sheet. During 2013, we distributed a dividend in the amount of approximately NIS 85 million ($22 million) for the third quarter of 2013 only, based on our retained earnings. Our Board of Directors chose not to declare dividends for the first, second, and fourth quarters, for the above reasons. In 2014 our Board of Directors chose not to declare dividends for the above reasons.

B.	SIGNIFICANT CHANGES

No significant change has occurred since December 31, 2014, except as otherwise disclosed in this annual report.

ITEM 9.         THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

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

	High	Low
	NIS	NIS
Annually

2010	100.6	74.5
2011	97.4	54.7
2012	58.0	19.8
2013	49.3	26.3
2014	48.5	33.5

Quarterly
2013
First Quarter	31.8	26.3
Second Quarter	34.6	29.1
Third Quarter	41.2	32.5
Fourth Quarter	49.3	38.8
2014
First Quarter	48.5	42.2
Second Quarter	48.4	41.9
Third Quarter	44.2	39.5
Fourth Quarter	41.7	33.5

Monthly
2014
September	44.2	40.7
October	41.7	38.4
November	38.2	34.5
December	37.3	33.5
2015
January	32.7	19.6
February	24.8	19.5

On March 12, 2015, the closing price per share of our ordinary shares on the TASE was NIS 20.1.

Trading in the United States

Our ordinary shares have traded on the New York Stock Exchange, or NYSE, under the symbol CEL since February 7, 2007.

The following table sets forth, for the periods indicated, the high and low prices in $ for our ordinary shares on the NYSE, as retroactively adjusted by the NYSE to reflect the payment of dividends.

	High $	Low $
Annually

2010	28.2	19.5
2011	28.2	14.7
2012	15.4	5.1
2013	14.1	7.1
2014	14.0	8.5
Quarterly
2013
First Quarter	8.5	7.1
Second Quarter	9.9	8.2
Third Quarter	11.7	9.1
Fourth Quarter	14.1	10.7
2014
First Quarter	13.9	11.7
Second Quarter	14.0	12.1
Third Quarter	12.4	11.0
Fourth Quarter	11.2	8.5

Monthly
2014
September	12.2	11.0
October	11.2	10.1
November	10.0	8.9
December	9.4	8.5
2015
January	8.4	5.2
February	6.2	5.0

On March 13, 2015, the closing price per share of our ordinary shares on the NSYE was $4.95.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares are listed on the NYSE and TASE under the symbol “CEL.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.       ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

Dividend and Liquidation Rights

Our board of directors may declare a dividend to be paid to the holders of ordinary shares on a pro rata basis.  Dividends may only be paid out of our profits and other surplus funds, as defined in the Companies Law, as of our most recent financial statement or as accrued over the past two years, whichever is higher, or, in the absence of such profits or surplus, with court approval. In any event, a dividend is permitted only if there is no reasonable concern that the payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.  In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares on a pro rata basis. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. For a description of a covenant we undertook in connection with our series F through I dentures, in regards to our dividend distributions under certain circumstances see “Item 8. Financial Information – A. Statements and Other Financial Information - Dividend Policy” and “— B. Liquidity and Capital Resources – Debt Service".

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

We have undertaken to indemnify our directors, officers and certain other employees for certain events listed in the indemnification letters given to them. In respect of office holders whom our controlling shareholders have a personal interest in their receiving indemnification letters from us, such indemnification was approved for a period of three years from our annual shareholder meeting held on July 2011  and in 2014 was extended by our audit committee and board of directors for a three year period until 2017, according to regulations promulgated under the Israeli Companies Law. Excluding reasonable litigation expenses, as described above, the aggregate amount payable to all directors and officers and other employees who may have been or will be given such indemnification letters is limited to the amounts we receive from our insurance policy plus 30% of our shareholders’ equity as of December 31, 2001, or NIS 486 million, and to be adjusted by the Israeli CPI.

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

Any exemption of, indemnification of, or procurement of insurance coverage for, our office holders must be approved according to the procedures required for the approval of compensation under "Item 6. Directors, Senior Management and Employment – C. Board Practices - Approval Of Specified Related Party Transactions Under Israeli Law - Compensation Arrangements".

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

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares.  If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. The law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer, but the acquirer may stipulate that any shareholder tendering his shares will not be entitled to appraisal rights. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

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

For a description of our material suppliers, see “Item 4. Information on the Company – A. History and Development of the Company – Acquisition of Netvision Ltd. during 2011”, “Item 4. Information on the Company – B. Business Overview – Network and Technology”, “Item 4. Information on the Company – B. Business Overview – Customer Care”, “Item 4. Information on the Company – B. Business Overview – Cellular Services and Products” and "-Landline services" and “Item 4. Information on the Company – B. Business Overview – Netvision.”

For a description of our debt agreements, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service.”

Registration Rights Agreement

Upon the sale of shares by DIC to Goldman Sachs International on March 15, 2006, we entered into a registration rights agreement with Goldman Sachs International, DIC and two other shareholders who are subsidiaries of DIC (one of whom ceased to exist in 2011) on customary terms and conditions.  Upon the subsequent sales of shares by DIC to financial investors in 2006, these shareholders also joined the registration rights agreement. We refer to DIC, its two subsidiaries and the additional shareholders who are parties to the registration rights agreement as the registration rights holders. The shares eligible for registration under the agreement are ordinary shares held by the registration rights holders as of the respective dates they entered into the registration rights agreement and any additional ordinary shares such holders may thereafter acquire, so long as they are held by a registration rights holder or a “permitted transferee” (a person directly or indirectly controlling, controlled by or under common control with such registration rights holder) thereof. As of December 31, 2014,  42,020,582 ordinary shares, held by DIC directly and through its wholly-owned subsidiary, are entitled to registration rights as well as any additional shares still held, if held, by the other shareholders who joined the agreement.

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

U.S. Federal Income Tax Considerations

The following is a general discussion of certain material U.S. federal income tax consequences of ownership and disposition of the Company’s shares by a “U.S. holder” (as defined below).  This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a U.S. holder in light of the holder’s particular circumstances and does not address U.S. state, local and non-U.S. tax consequences.  This discussion does not address the potential application of the provisions of the Internal Revenue Code of 1986, as amended, or the Code, known as the Medicare contribution tax or any alternative tax consequences. The discussion applies only to U.S. holders (as defined below) that hold Company's shares as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to U.S. holders subject to special rules, such as certain financial institutions, insurance companies, dealers or traders in securities or foreign currencies, persons holding the shares as part of a hedge, straddle, conversion transaction or other integrated transaction, persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, tax-exempt organizations, shareholders that own or are deemed to own 10% or more of the Company’s voting power, or shareholders that own our shares in connection with a trade or business conducted outside of the United States.

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

Except as described below, this discussion assumes that the Company is not a passive foreign investment company for any taxable year.

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

Subject to applicable limitations that vary depending upon a U.S. holder’s particular circumstances, Israeli taxes withheld from dividends at a rate not exceeding the applicable rate provided by the U.S.-Israel income tax treaty may be creditable against the U.S. holder’s U.S. federal income tax liability.  Israeli taxes withheld in excess of the applicable rate allowed by the treaty will not be eligible for credit against a U.S. holder’s federal income tax liability.  The limitation on foreign taxes credit is calculated separately with respect to specific classes of income. Instead of claiming a credit, a U.S. holder may, at the U.S. holder’s election, deduct the otherwise creditable foreign taxes in computing the taxable income for the year, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. holders should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in their particular circumstances.

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

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company” for U.S. federal income tax purposes, or PFIC, for the taxable year of 2014. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets  from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year.  If the Company were a PFIC for any taxable year during which a U.S. holder owned a share in the Company, certain adverse consequences could apply to the U.S. holder. Specifically, gain recognized by a U.S. holder on a sale or other disposition of a share would be allocated ratably over the U.S. holder’s holding period for the share.  The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability.  Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. holder on the Company's shares during the preceding three years or the U.S. holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (such as a mark-to-market election) may be available to U.S. holders and may result in alternative tax treatment.  In addition, if  the Company was a PFIC for a taxable year in which we pay a dividend or the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate holders would not apply. If the Company was a PFIC for any taxable year in which a U.S. holder owned the Company’s shares, the U.S. holder would generally be required to file annual returns with the Internal Revenue Service, or the IRS, on IRS Form 8621.

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

Certain U.S. holders who are individuals (and under proposed Treasury regulations, certain entities controlled by individuals) may be required to report on IRS Form 8983 information relating to their holdings of the Company's shares, subject to certain exceptions (including an exception for securities held in accounts maintained by U.S. financial institutions). U.S. holders should consult their tax advisers regarding the application of these rules in the U.S. holders' particular circumstances.

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

Taxation of Israeli Companies

General Corporate Tax Structure

Generally, Israeli companies were subject to corporate tax at the rate of 26.5% for the 2014 tax year, and are subject to corporate tax at the rate of 26.5% for the 2015 tax year. The corporate tax rate is scheduled to remain at 26.5% for future tax years. Israeli companies are generally subject to capital gains tax at the corporate tax rate.

Amendment No. 174 to the Income Tax Ordinance, enacted in January 2010, provides that Israeli Accounting Standard No. 29 will not apply with respect to the tax years 2007, 2008 and 2009, and as a result the International Financial Reporting Standards (IFRS) will not apply for purposes of determining taxable income for such tax years. In January 2012, Amendment No. 188 to the Income Tax Ordinance was enacted which provides that Israeli Accounting Standard No. 29 (and as a result IFRS) also will not apply with respect to the tax years 2010 and 2011. This provision was extended by Amendment No. 202 on July 30, 2014 and it applies to tax years 2012 and 2013 as well. The effect of this amendment on our consolidated financial statements, included elsewhere in this annual report, is not material.

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

As of January 1, 2013, shareholders that are individuals who have taxable income  that exceeds NIS 800,000 in a tax year (linked to the Israeli CPI each year) (NIS 811,560 in 2014), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which exceeds such threshold. For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the course of our normal operations, we are exposed to market risks including fluctuations in foreign currency exchange rates, interest rates and the Israeli CPI. We are exposed to currency risks primarily as a result of purchasing inventory and fixed assets mainly in U.S. dollars while almost all of our cash receipts are in NIS. A substantial amount of our cash payments are incurred in, or linked to foreign currencies. In particular, in 2013 and 2014, such payments represented approximately 24% and 20%, respectively, of total cash outflows (including payments of principal and interest on our debentures). Also, we are exposed to interest rate risks through our hedging instruments and to possible fluctuations in the Israeli CPI through our Series B , D, F and H debentures.

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

As of December 31, 2014, we had four outstanding series of debentures, which are linked to the Israeli CPI, in an aggregate principal amount of approximately NIS 3.2 billion.  As of December 31, 2014, we had forward Israeli CPI / NIS transactions, in a total amount of approximately NIS 1.9 billion, with an average maturity period of 11 months, in order to hedge our exposure to fluctuations in the Israeli CPI. We periodically review the possibility of entering into additional transactions in order to lower the exposure in respect of the debentures.

Set forth below is the composition of the derivative financial instruments at the following dates:

	As of December 31,
	2012		2013		2014
	Par Value	Fair Value	Par Value	Fair Value	Par Value	Fair Value
	(In NIS millions)
Forward contracts on foreign currency exchange rate (mainly US$– NIS)	326	(10)	160	(7)	19	0
Forward contracts on Israeli CPI rate	1,625	(25)	1,675	(22)	1,925	(31)
Options on the foreign currency exchange rate (mainly US$– NIS)	198	2	231	1	97	1
Total	2,149	(33)	2,066	(28)	2,041	(30)

Sensitivity information

Without taking into account our hedging instruments and based upon our debt outstanding as at December 31, 2014, fluctuations in foreign currency exchange rates, or the Israeli CPI would affect us as follows:

·	an increase of 0.1% of the Israeli CPI would result in an increase of approximately NIS 3.2 million in our financing expenses;

·	a devaluation of the NIS against the U.S. dollar of 1.0% would increase our financing expenses by approximately NIS 1.0 million.

ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.       CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2014, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2014. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (1992).

Based on our assessment, management believes that as of December 31, 2014 our internal control over financial reporting is effective based on this criteria.

The effectiveness of management's internal control over financial reporting as of December 31, 2014 has been audited by the Company's independent registered public accounting firm, Somekh Chaikin, a member of KPMG International and their report as of March 15, 2014, herein expresses an unqualified opinion on the Company's internal control over financial reporting.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member of KPMG International, has served as our independent registered public accounting firm for 2013 and 2014. These accountants billed the following fees to us for professional services in each of those fiscal years:

	2013	2014
	(NIS in thousands)
Audit Fees	3,143	2,575
Audit-Related Fees	206	85
Tax Fees	150	23
Total	3,499	2,683

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

Compensation Committee - Under Section 303A.05 of the LCM, a U.S. domestic listed company, other than a controlled company, must have a compensation committee composed entirely of independent directors that operates pursuant to a written charter addressing its purpose, responsibilities and membership qualifications and may receive counseling from independent consultants, after evaluating their independence. We have a compensation committee whose purpose, responsibilities and membership qualifications are governed by the Israeli Companies Law. There are no specific independence evaluation requirements for outside counsel. Israeli Companies law requires our compensation committee to include a majority of external directors (who are also independent directors). Our compensation committee is currently composed entirely of independent directors.

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

Equity Compensation Plans - Under Section 303A.08 of the LCM, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions as described in the Rule. We follow the requirements of the Israeli Companies Law, under which approval of equity-compensation plans and material revisions thereto is within the authority of the board of directors. However, any compensation to directors or the chief executive officer, including equity based compensation, generally requires the approval of the compensation committee, the board of directors and the shareholders, in that order. The compensation of office holders is generally required to comply with a shareholder-approved compensation policy, which is required to include a monetary cap on the value of equity compensation that may be granted to any office holder. Our compensation policy complies with that requirement.

Corporate Governance Guidelines - Under Section 303A.09 of the LCM, domestic listed companies must adopt and disclose their corporate governance guidelines. We do not have a similar requirement under the Israeli Companies Law and therefore, other than as disclosed in this annual report on Form 20-F, we are not required to disclose our corporate governance guidelines.

ITEM 16H.    MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.       FINANCIAL STATEMENTS

See Item 18.

ITEM 18.       FINANCIAL STATEMENTS

See pages F-1 through F-71 of this annual report.

ITEM 19.       EXHIBITS

Exhibit Number	Description

1.1	Updated Articles of Association and Memorandum of Association ††††

2.1	Form of Ordinary Share Certificate†

4.2	Series B Indenture dated December 21, 2005 and an addendum dated February 27, 2006 between Cellcom and Hermetic Trust (1975) Ltd. †

4.4	Series D Indenture dated September 20, 2007, between Cellcom and Hermetic Trust (1975) Ltd. ††

4.5	Series E Indenture dated March 31, 2009, between Cellcom and Hermetic Trust (1975) Ltd. †††

4.6	Shelf Prospectus Indenture dated July 14, 2011, between Cellcom and Hermetic Trust (1975) Ltd. ††††

4.7	Shelf Prospectus Indenture dated March 7, 2012, between Cellcom and Strauss Lazar Trust Company (1992) Ltd. ††††

4.7.1	Amendment and Addendum no. 1 to the Indenture from January 19, 2012, dated March 7, 2012, between Cellcom and Strauss Lazar Trust Company (1992) Ltd. ††††

Exhibit Number	Description

4.8	Series H and I Indenture dated June 23, 2014, between Cellcom and Mishmeret trust Services Company Ltd., as amended in Addendum no.1 dated June 26, 2014 *

4.9	Amended 2006 Share Incentive Plan†††††

4.10	Registration Rights Agreement dated March 15, 2006 among Cellcom, Goldman Sachs International, DIC, DIC Communication and Technology Ltd. and PEC Israel Economic Corporation†

4.11	Amended Non-Exclusive General License for the Provision of Mobile Radio Telephone Services in the Cellular Method dated June 27, 1994*

4.12	Netvision Ltd. Merger Agreement††††

4.13	2015 Share Incentive Plan*

8.1	Subsidiaries of the Registrant††††

12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act *

12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act *

13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act *

15	Consent of Independent Registered Public Accounting Firm *

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

Date: March 16, 2015

Cellcom Israel Ltd. and Subsidiaries Consolidated Financial Statements As at December 31, 2014 (Audited)

Contents

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of
Cellcom Israel Ltd.

We have audited the accompanying consolidated statements of financial position of Cellcom Israel Ltd. (hereinafter – “the Company”) and subsidiaries as of December 31, 2014 and 2013 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2014. We also have audited the Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Cellcom Israel Ltd.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The accompanying consolidated financial statements as of and for the year ended December 31, 2014 have been translated into United States dollars (“dollars”) solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Israeli Shekels have been translated into dollars on the basis set forth in Note 2D to the consolidated financial statements.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International
Tel Aviv, Israel
March 15, 2015

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Financial Position

		December 31, 2013	December 31, 2014	Convenience translation into US dollar (Note 2D) December 31, 2014
	Note	NIS millions	NIS millions	US$ millions

Assets
Cash and cash equivalents	8	1,057	1,158	298
Current investments, including derivatives		513	521	134
Trade receivables	9	1,731	1,417	364
Other receivables	9	63	65	17
Inventory	10	84	89	23

Total current assets		3,448	3,250	836

Trade and other receivables	9	854	824	212
Property, plant and equipment, net	11	1,865	1,834	472
Intangible assets, net	12	1,390	1,315	338
Deferred tax assets	28	22	17	4

Total non- current assets		4,131	3,990	1,026

Total assets		7,579	7,240	1,862

Liabilities
Current maturities of debentures and long term loans and short term credit	17	1,100	1,092	281
Trade payables and accrued expenses	13	582	773	199
Current tax liabilities		99	77	20
Provisions	14	187	101	26
Other payables, including derivatives	15	398	370	95

Total current liabilities		2,366	2,413	621

Long-term loans from banks	17	5	-	-
Debentures	17	4,332	3,548	912
Provisions	14	21	21	5
Other long-term liabilities	16	10	12	3
Liability for employee rights upon retirement, net	18	13	14	4
Deferred tax liabilities	28	122	140	36

Total non- current liabilities		4,503	3,735	960

Total liabilities		6,869	6,148	1,581

Equity attributable to owners of the Company	19
Share capital		1	1	-
Cash flow hedge reserve		(13)	(3)	-
Retained earnings		719	1,078	277

Non-controlling interests		3	16	4

Total equity		710	1,092	281

Total liabilities and equity		7,579	7,240	1,862

Date of approval of the consolidated financial statements: March 15, 2015.

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Income

		Year ended December 31,	Year ended December 31,	Year ended December 31,	Convenience translation into US dollar (Note 2D) Year ended December 31,
		2012	2013	2014	2014
	Note	NIS millions	NIS millions	NIS millions	US$ millions

Revenues	22	5,938	4,927	4,570	1,175
Cost of revenues	23	(3,463)	(2,990)	(2,727)	(701)

Gross profit		2,475	1,937	1,843	474

Selling and marketing expenses	24	(865)	(717)	(672)	(173)
General and administrative expenses	25	(629)	(570)	(463)	(119)
Other income (expenses), net	26	4	1	(46)	(12)

Operating profit		985	651	662	170

Financing income		181	156	100	26
Financing expenses		(440)	(402)	(298)	(77)
Financing expenses, net	27	(259)	(246)	(198)	(51)

Profit before taxes on income		726	405	464	119

Taxes on income	28	(195)	(117)	(110)	(28)
Profit for the year		531	288	354	91
Attributable to:
Owners of the Company		530	287	351	90
Non-controlling interests		1	1	3	1
Profit for the year		531	288	354	91

Earnings per share	19
Basic earnings per share (in NIS)		5.34	2.89	3.51	0.90

Diluted earnings per share (in NIS)		5.33	2.86	3.48	0.89

Weighted-average number of shares used in the calculation of basic earnings per share (in shares)		99,481,487	99,495,525	99,924,306	99,924,306

Weighted-average number of shares used in the calculation of diluted earnings per share (in shares)		99,609,722	100,319,724	100,706,282	100,706,282

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Comprehensive Income

	Year ended December 31,	Year ended December 31,	Year ended December 31,	Convenience translation into US dollar (Note 2D) Year ended December 31,
	2012	2013	2014	2014
	NIS millions	NIS millions	NIS millions	US$ millions

Profit for the year	531	288	354	91
Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Changes in fair value of cash flow hedges transferred to profit or loss	(18)	14	13	3
Changes in fair value of cash flow hedges	(7)	(16)	-	-
Tax on other comprehensive income items that were or will be transferred to profit or loss in subsequent periods	6	1	(3)	(1)
Total other comprehensive income (loss) for the year that after initial recognition in comprehensive income was or will be transferred to profit or loss, net of tax	(19)	(1)	10	2
Other comprehensive income items that will not be transferred to profit or loss
Actuarial losses on defined benefit plan, net of tax	(1)	(1)	(1)	-
Total other comprehensive loss for the year that will not be transferred to profit or loss, net of tax	(1)	(1)	(1)	-
Total other comprehensive income (loss) for the year, net of tax	(20)	(2)	9	2
Total comprehensive income for the year	511	286	363	93
Total comprehensive income attributable to:
Owners of the Company	510	285	360	92
Non-controlling interests	1	1	3	1
Total comprehensive income for the year	511	286	363	93

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Changes in Equity

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions

Balance as of January 1, 2012	1	7	175	183	4	187	48
Comprehensive income for the year
Profit for the year	-	-	530	530	1	531	137
Other comprehensive loss for the year, net of tax	-	(19)	(1)	(20)	-	(20)	(5)
Transactions with owners, recognized directly in equity
Share based payments	-	-	7	7	-	7	2
Dividend paid in cash	-	-	(202)	(202)	-	(202)	(52)
Derecognition of non-controlling interests due to loss of control in a consolidated company	-	-	-	-	(3)	(3)	(1)
Balance as of December 31, 2012	1	(12)	509	498	2	500	129

Comprehensive income for the year
Profit for the year	-	-	287	287	1	288	74
Other comprehensive loss for the year, net of tax	-	(1)	(1)	(2)	-	(2)	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	9	9	-	9	2
Dividend paid in cash	-	-	(85)	(85)	-	(85)	(22)

Balance as of December 31, 2013	1	(13)	719	707	3	710	183

Comprehensive income for the year
Profit for the year	-	-	351	351	3	354	91
Other comprehensive income for the year, net of tax	-	10	(1)	9	-	9	2
Transactions with owners, recognized directly in equity
Share based payments	-	-	3	3	-	3	1
Expiration of put option over non- controlling interests in a consolidated company	-	-	6	6	10	16	4

Balance as of December 31, 2014	1	(3)	1,078	1,076	16	1,092	281

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31,	Year ended December 31,	Year ended December 31,	Convenience translation into US dollar (Note 2D) Year ended December 31,
	2012	2013	2014	2014
	NIS millions	NIS millions	NIS millions	US$ millions
Cash flows from operating activities
Profit for the year	531	288	354	91
Adjustments for:
Depreciation and amortization	765	676	610	157
Share based payment	7	9	3	1
Loss on sale of property, plant and equipment	2	2	7	2
Gain on sale of shares in an associate	(6)	-	-	-
Income tax expense	195	117	110	28
Financing expenses, net	259	246	198	51
Other expenses (income)	2	(3)	-	-

Changes in operating assets and liabilities:
Change in inventory	52	27	(5)	(1)
Change in trade receivables (including long- term amounts)	183	576	422	108
Change in other receivables (including long- term amounts)	6	(34)	(35)	(9)
Change in trade payables, accrued expenses and provisions	(89)	(185)	(24)	(6)
Change in other liabilities (including long-term amounts)	(92)	(33)	36	9
Proceeds from (payments for) derivative hedging contracts, net	20	(17)	(6)	(2)
Income tax paid	(209)	(119)	(119)	(31)
Income tax received	15	6	6	2
Net cash from operating activities	1,641	1,556	1,557	400

Cash flows used in investing activities
Acquisition of property, plant, and equipment	(457)	(275)	(289)	(74)
Acquisition of intangible assets	(97)	(90)	(77)	(20)
Dividend received	-	1	-	-
Change in current investments, net	(212)	(16)	(15)	(4)
Proceeds from (payments for) other derivative contracts, net	9	(10)	4	1
Proceeds from sale of property, plant and equipment	7	17	4	1
Interest received	35	29	23	6
Proceeds from sale of shares in a consolidated company	7	-	-	-
Net cash used in investing activities	(708)	(344)	(350)	(90)

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Cash Flows (cont'd)

	Year ended December 31,	Year ended December 31,	Year ended December 31,	Convenience translation into US dollar (Note 2D) Year ended December 31,
	2012	2013	2014	2014
	NIS millions	NIS millions	NIS millions	US$ millions

Cash flows used in financing activities
Payments for derivative contracts, net	(12)	(8)	(29)	(7)
Repayment of long term loans from banks	(16)	(6)	(12)	(3)
Repayment of debentures	(660)	(1,124)	(1,092)	(281)
Proceeds from issuance of debentures, net of issuance costs	992	-	326	84
Dividend paid	(391)	(81)	(4)	(1)
Interest paid	(352)	(350)	(295)	(76)

Net cash used in financing activities	(439)	(1,569)	(1,106)	(284)

Changes in cash and cash equivalents	494	(357)	101	26

Cash and cash equivalents as at the beginning of the year	920	1,414	1,057	272

Cash and cash equivalents as at the end of the year	1,414	1,057	1,158	298

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 - Reporting Entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 4250708, Israel. The consolidated financial statements of the Group as at December 31, 2014 comprise the Company and its subsidiaries (together referred to as the "Group"). The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular and landline telecommunications services, internet connectivity services (ISP), international calls services and television over the internet services (known as Over the Top TV services, or OTT TV services). The Company is a consolidated subsidiary of Discount Investment Corporation (the parent company "DIC").
In May 2014, the creditors' arrangement for IDB Holding Corporation Ltd. was completed and the control in IDB Development Corporation Ltd. (DIC's parent company) was transferred to two companies, one controlled by Mr. Eduardo Elsztain and one by Mr. Mordechay Ben-Moshe. As a result, the indirect control in the Company was transferred to such entities. See also Note 30(1), regarding the change in the structure of control in IDB, and as a result in the Company, in February 2015, after the end of the reporting period.

Note 2 - Basis of Preparation

A.	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB). The Company adopted IFRSs for the first time in 2008, with the date of transition to IFRSs being January 1, 2007.

These consolidated financial statements were approved by the Company's Board of Directors on March 15, 2015.

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

For the convenience of the reader, the reported NIS figures as of December 31, 2014 and for the year then ended, have been presented in dollars, translated at the representative rate of exchange as of December 31, 2014 (NIS 3.889 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

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

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about estimates, uncertainty and critical judgments about provisions and contingent liabilities, is described in Notes 14 and 31. In addition, information about critical estimates, made while applying accounting policies and that have the most significant effect on the consolidated financial statements are described below:

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

Uncertain tax positions
When assessing amounts of current and deferred taxes, the Group takes into consideration the effect of the uncertainty that its tax positions will be accepted and of the Group incurring any additional tax and interest expenses. The Group is of the opinion that the cumulative tax liability is fair for all the years in respect of which final tax assessments have not yet been received, based on an analysis of a number of matters including interpretations of tax laws and the Group’s past experience. This assessment is based on estimates and assumptions that may also include assessments and exercising judgment regarding future events. It is possible that new information will become known in future periods that will require the Group to change its estimate regarding the tax liability that was recognized, and any such changes will be expensed immediately in that period. See also Note 28.

F.	Changes in accounting policies

As from January 1, 2014 the Group applies the new amendment described below:

Amendment to IAS 32, Financial Instruments: Presentation: Offsetting Financial Assets and Financial Liabilities

The amendment to IAS 32 clarifies that an entity currently has a legally enforceable right to set-off amounts that were recognized, if that right is not contingent on a future event and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all its counterparties. The amendment to IAS 32 has been applied retrospectively. The application of the amendment had no material impact on the Group's financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation (cont'd)

G.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*

As of December 31, 2014	3.889	223.36
As of December 31, 2013	3.471	223.58
As of December 31, 2012	3.733	219.39

Change during the year:

Year ended December 31, 2014	12.04%	(0.10%)
Year ended December 31, 2013	(7.02%)	1.91%
Year ended December 31, 2012	(2.30%)	1.44%

*According to 1993 base index.

Note 3 - Significant Accounting Policies

The accounting policies set out below have been applied consistently by the Group for all periods presented in these consolidated financial statements, except as explained in Note 2F.

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

Financial assets measured at amortized cost include cash and cash equivalents, current investments and trade and other receivables.

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

Offset of financial instruments
Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

As of January 1, 2012, the Group early applies IFRS 9 (2009), Financial Instruments, with respect to classification and measurement of financial assets, with an early application date of January 1, 2012, without first applying the rest of the provisions determined in IFRS 9 (2014), Financial instruments, the final version of the standard, as mentioned in Note 3R below. According to IFRS 9 (2009), an entity shall classify and measure its financial assets at amortized cost or at fair value, considering its business model for managing financial assets and with respect to the contractual cash flows of these financial assets. According to the transitional provisions of IFRS 9 (2009), the classification of the financial assets held by the Group as of the date of initial application was based on the facts and circumstances of the business model, according to which the assets were held as at that date.

(2)	Non-derivative financial liabilities

The Group initially recognizes debt securities issued on the date they originated. All other financial liabilities are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. Financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. The Group subsequently measures financial liabilities at amortized cost using the effective interest method.

Non-derivative financial liabilities include loans, debentures and trade and other payables.

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.
Financial assets and liabilities are offset and the net amount is presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

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

Communications networks consist of several significant components with different useful lives. Each component is treated separately and is depreciated over its useful life.

Changes in the obligation to dismantle and remove the items and to restore the site on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the asset in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any balance is recognized in profit or loss.

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

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of the fixed asset item. The annual depreciation rates for the current and comparative periods are as follows:

%

Communications network	5-25
Control and testing equipment	15-25
Vehicles	15-33
Computers and hardware	15-33
Furniture and office equipment	6-15

Leasehold improvements are depreciated over the shorter of their estimated useful lives or the expected lease terms.

Depreciation methods, useful lives and residual values are reviewed at least at the end of each reporting year and adjusted if appropriate.

E.	Rights of use of communications lines

The Group implements IFRIC 4, "Determining Whether an Arrangement Contains a Lease", which defines criteria for determining at the beginning of the arrangement, whether the right to use asset constitutes a lease arrangement.

According to IFRIC 4, as mentioned above, acquisition transactions of irrevocable rights of use of underwater cables capacity are treated as service receipt transactions. The amount which was paid for the rights of use of communications lines is recognized as a prepaid expense and is amortized on a straight-line basis over the period stated in the agreements, including the option period, which constitutes the estimated useful life of those capacities.

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

3.
Certain direct and indirect development costs associated with internally developed information system software, and payroll costs for employees devoting time to the software projects, incurred during the application development stage, are capitalized. The costs are amortized using the straight-line method beginning when the asset is substantially ready for use. Costs incurred during the research stage and after the asset is substantially ready for use, are recognized in profit or loss as incurred.

4.
Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is recognized in profit or loss as incurred.

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

The cost of inventory which serves the landline communications is determined on a "first-in, first-out" basis.

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

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably. The employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on when the Group expects the benefits to be wholly settled.

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

Revenues derived from services, including cellular services, internet connectivity services (ISP), international calls services, fixed local calls, interconnect, roaming revenues and content and value added services, are recognized when the services are provided, in proportion to the stage of completion of the transaction and all other revenue recognition criteria are met.

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

The Group also offers other services, such as extended equipment warranty plans, which are provided for a monthly fee and are either sold separately or bundled and included in packaged rate plans. Revenues from those services are recognized over the service period.

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

Current tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and there is intent to settle current tax liabilities and assets on a net basis or the tax assets and liabilities will be realized simultaneously.

Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset deferred tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle deferred tax liabilities and assets on a net basis or their deferred tax assets and liabilities will be realized simultaneously.

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

R.	New standards not yet adopted

IFRS 9 (2014), Financial Instruments

IFRS 9 (2014) is a final version of the standard, which includes revised guidance on the classification and measurement of financial instruments, and a new model for measuring impairment of financial assets. This guidance has been added to the chapter dealing with general hedge accounting requirements issued in 2013.

Classification and measurement
In accordance with IFRS 9 (2014), there are three principal categories for measuring financial assets: amortized cost, fair value through profit and loss and fair value through other comprehensive income. The basis of classification for debt instruments is the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. Investments in equity instruments will be measured at fair value through profit and loss (unless the entity elected at initial recognition to present fair value changes in other comprehensive income).
IFRS 9 (2014) requires that changes in fair value of financial liabilities designated at fair value through profit or loss that are attributable to changes in its credit risk, should usually be recognized in other comprehensive income.

Hedge accounting – general
Under IFRS 9 (2014), additional hedging strategies that are used for risk management will qualify for hedge accounting. IFRS 9 (2014) replaces the present 80%-125% test for determining hedge effectiveness, with the requirement that there be an economic relationship between the hedged item and the hedging instrument, with no quantitative threshold. In addition, IFRS 9 (2014) introduces new models that are alternatives to hedge accounting as regards credit exposures and certain contracts outside the scope of IFRS 9 (2014) and sets new principles for accounting for hedging instruments. In addition, IFRS 9 (2014) provides new disclosure requirements.

Impairment of financial assets
IFRS 9 (2014) presents a new ‘expected credit loss’ model for calculating impairment. For most financial assets, the new model presents a dual measurement approach for impairment: if the credit risk of a financial asset has not increased significantly since its initial recognition, an impairment provision will be recorded in the amount of the expected credit losses that result from default events that are possible within the twelve months after the reporting date. If the credit risk has increased significantly, in most cases the impairment provision will increase and be recorded at the level of lifetime expected credit losses of the financial asset.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018 with early adoption being permitted. It will be applied retrospectively with some exemptions.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

R.	New standards not yet adopted (cont'd)

The Group has not yet commenced examining the effects of adopting IFRS 9 (2014) on the financial statements.

IFRS 15, Revenue from Contracts with Customers

IFRS 15 replaces the current guidance regarding recognition of revenues from contracts with customers and presents a new model for revenue recognition from aforesaid contracts. IFRS 15 provides two approaches for recognizing revenue: at a point in time or over time. The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount. Furthermore, IFRS 15 extends the disclosure requirements that exist under current guidance.

IFRS 15 is applicable for annual periods beginning on or after January 1, 2017 and earlier application is permitted. IFRS 15 includes various alternative transitional provisions, so that companies can choose between one of the following alternatives at initial application: full retrospective application, full retrospective application with practical expedients, or application as from the mandatory effective date, with an adjustment to the balance of retained earnings at that date in respect of transactions that are not yet complete.

The Group is examining the effects of adopting IFRS 15 on the financial statements.

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
The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the appropriate interest rate at the reporting date.

B.	Current investments and derivatives
The fair value of forward exchange contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using market interest rates appropriate for similar instruments, including the adjustment required for the parties' credit risks.

The fair value of investments in debt securities is based on quoted market prices.

For further information regarding the fair value hierarchy see Note 21, regarding financial instruments.

C.	Non-derivative financial liabilities
Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

D.	Share- based payment transactions
Fair value of employee stock options is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior) and the risk-free interest rate (based on government bonds). Service conditions attached to the transactions are not taken into account in determining fair value.

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

The Group Audit Committee oversees how management monitors compliance with the Group’s financial risk management policies and procedures, and reviews the adequacy of the financial risk management framework in relation to the risks faced by the Group. See also Note 21.

Credit risk
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

The Group has contractual commitments to purchase inventories, fixed assets and other current services. For further information regarding material commitments see Note 30.

Market risk
In the ordinary course of business, the Group buys and sells derivatives, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out according to the policy established by the Board of Directors.

Interest rate and CPI risk
The Group is exposed to fluctuations in the interest rate, including changes in the CPI, as the majority of its borrowings are linked to the CPI. As part of its risk management policy the Group has entered into forward contracts that partially hedge the exposure to changes in the CPI. All such transactions are carried out within the policy established by the Board of Directors.

Currency risk
The Group's operating income and cash flows are exposed to currency risk, mainly due to handset and network related acquisitions and its international roaming services activity. The Group also manages bank accounts that are denominated in a currency other than its respective functional currency, primarily USD and Euro. As part of its financial exposures hedging policy, the Group uses forward and option contracts to partially hedge the exposure to fluctuations in foreign exchange rates.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 5 - Financial Risk Management (cont'd)

Capital management
The Group's capital management aim is to ensure a sound and efficient capital structure which takes into consideration, among others, the following factors:
A gearing ratio that supports the Group's cash flow needs with respect to its potential cash flow generation and also supporting its dividend policy, considering the limitation imposed on dividend distribution as established in the indenture of the Group's Series F, G, H and I debentures, while maintaining a Net Debt to EBITDA ratio (see definition in Note 17, regarding Debentures and Loans from Banks) as established in the indenture of the Series F, G, H and I debentures, and that meets the industry standards. The Group considers Net Debt to EBITDA ratio to be an important measure for investors, debentures holders, analysts, and rating agencies. This ratio is a non-GAAP figure not governed by International Financial Reporting Standards and its definition and calculation may vary from one Group to another. The Group's debt mainly consists of short and long-term debentures traded publicly in the Tel Aviv Stock Exchange.

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

The accounting policies of the reportable segments are the same as described in Note 3, regarding Significant Accounting Policies.

Information regarding the results of each reportable segment is included below based on the internal management reports that are reviewed by the CODM.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 6 - Operating Segments (cont'd)

	Year ended December 31, 2014
	NIS millions
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	3,667	903	-	4,570
Inter-segment revenues	50	57	(107)	-

EBITDA*	967	315	-	1,282

Reconciliation of reportable segment EBITDA to profit for the year
Depreciation and amortization	(475)	(85)	(50)	(610)
Taxes on income	(80)	(44)	14	(110)
Financing income				100
Financing expenses				(298)
Other expenses				(7)
Share based payments				(3)

Profit for the year	211	189	(46)	354

	Year ended December 31, 2013
	NIS millions
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	3,944	983	-	4,927
Inter-segment revenues	50	56	(106)	-

EBITDA*	1,066	269	-	1,335

Reconciliation of reportable segment EBITDA to profit for the year
Depreciation and amortization	(504)	(96)	(76)	(676)
Taxes on income	(91)	(45)	19	(117)
Financing income				156
Financing expenses				(402)
Other income				1
Share based payments				(9)

Profit for the year	210	135	(57)	288

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

*
EBITDA as reviewed by the CODM, represents earnings before interest (financing expenses, net), taxes, other income (expenses) (except for a one-time expense in the amount of approximately NIS 39 million in respect of voluntary retirement plan for employees, which has been recorded in the second quarter of 2014. See also Note 26, regarding Other Expenses), depreciation and amortization and share based payments, as a measure of operating profit. EBITDA is not a financial measure under IFRS and cannot be compared to other similarly titled measures in other companies.

Note 7 - Subsidiaries

Details in respect of subsidiaries
Presented hereunder is a list of the Group’s significant subsidiaries:

		The Group’s ownership interest in the subsidiary for the year ended December 31
	Principal location of the company's activity	2014	2013
Name of company

Netvision Ltd.	Israel	100%	100%
013 Netvision Ltd.	Israel	100%	100%

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 8 - Cash and Cash Equivalents

Composition

	December 31,
	2013	2014
	NIS millions	NIS millions

Bank balances	58	133
Call deposits	999	1,025
	1,057	1,158

The Group's exposure to interest rate risk and sensitivity analysis for financial assets and liabilities are disclosed in Note 21.

Note 9 - Trade and Other Receivables

Composition

	December 31,
	2013	2014
	NIS millions	NIS millions

Current
Trade Receivables*
Open accounts	529	531
Checks and credit cards receivables	217	179
Accrued income	107	101
Current maturity of long-term receivables	878	606
	1,731	1,417
Other Receivables
Prepaid expenses	53	57
Other	10	8
	63	65
	1,794	1,482
Non-current
Trade receivables*	512	476
Rights of use of communications lines	265	272
Deposits and other receivables	64	65
Other	13	11
	854	824
	2,648	2,306

* Net of allowance for doubtful debts.

The Group is exposed to credit risks and impairment losses related to trade and other receivables as disclosed in Note 21.

Non-current trade receivables balances are in respect of equipment sold in installments (mainly 36 monthly payments) which current amount as of December 31, 2014, is calculated at a 3.9% discount rate (December 31, 2013 - 5.2%).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 - Inventory

A.	Composition

	December 31,
	2013	2014
	NIS millions	NIS millions

Handsets	63	71
Accessories	14	10
Spare parts	7	8
	84	89

B.
In 2014, the Group tested slow moving inventory for impairment and wrote down inventory to its net realizable value by the amount of NIS 6 million (2013 - NIS 7 million). The write-down is included in cost of sales.

Note 11 - Property, Plant and Equipment, Net

	Communications Network	Control and testing equipment	Vehicles	Computers, furniture and office equipment	Leasehold improvements	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cost

Balance at January 1, 2013	5,487	141	46	719	182	6,575

Additions	207	6	-	27	7	247
Disposals	(343)	(3)	(28)	(353)	(34)	(761)
Balance at December 31, 2013	5,351	144	18	393	155	6,061

Additions	336	4	1	39	11	391
Disposals	(135)	(26)	(10)	(116)	(13)	(300)
Balance at December 31, 2014	5,552	122	9	316	153	6,152

Accumulated Depreciation

Balance at January 1, 2013	3,774	72	19	522	111	4,498
Depreciation for the year	329	21	5	68	17	440
Disposals	(338)	(3)	(14)	(353)	(34)	(742)
Balance at December 31, 2013	3,765	90	10	237	94	4,196

Depreciation for the year	328	19	2	48	14	411
Disposals	(128)	(28)	(5)	(115)	(13)	(289)
Balance at December 31, 2014	3,965	81	7	170	95	4,318

Carrying amounts

At January 1, 2013	1,713	69	27	197	71	2,077
At December 31, 2013	1,586	54	8	156	61	1,865
At December 31, 2014	1,587	41	2	146	58	1,834

In the ordinary course of business, the Group acquires property, plant and equipment in credit. The cost of acquisitions, which has not yet been paid at the reporting date, amounted to NIS 169 million (December 31, 2013 and 2012, NIS 67 million and NIS 96 million, respectively).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Intangible Assets, Net

	Licenses	Information Systems	Software	Deferred Expenses	Goodwill	Customer Relationship and Other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cost

Balance at January 1, 2013	534	359	102	8	830	347	2,180

Additions	-	71	11	1	-	-	83
Disposals	(2)	(88)	(24)	(5)	-	-	(119)
Balance at December 31, 2013	532	342	89	4	830	347	2,144

Additions	-	87	9	-	-	-	96
Disposals	-	(75)	(21)	(4)	-	-	(100)
Balance at December 31, 2014	532	354	77	-	830	347	2,140

Accumulated Amortization

Balance at January 1, 2013	265	175	58	4	-	163	665

Amortization for the year	29	75	19	4	-	81	208
Disposals	(2)	(88)	(24)	(5)	-	-	(119)
Balance at December 31, 2013	292	162	53	3	-	244	754

Amortization for the year	29	70	16	1	-	55	171
Disposals	-	(75)	(21)	(4)	-	-	(100)
Balance at December 31, 2014	321	157	48	-	-	299	825

Carrying amounts

At January 1, 2013	269	184	44	4	830	184	1,515
At December 31, 2013	240	180	36	1	830	103	1,390
At December 31, 2014	211	197	29	-	830	48	1,315

In the ordinary course of business, the Group acquires Intangible assets in credit. The cost of acquisitions, which has not yet been paid at the reporting date, amounted to NIS 34 million (December 31, 2013 and 2012, NIS 10 million and NIS 18 million, respectively).

A.	Impairment testing for cash-generating unit containing goodwill

For the purpose of impairment testing, goodwill is allocated to Netvision, which represents the lowest level within the Group, at which goodwill is monitored for internal management purposes, which is not higher than the reported operating segments. See Note 6, regarding Operating Segments.

The aggregate carrying amount of goodwill allocated to Netvision as of December 31, 2014, is NIS 753 million (2013 - NIS 753 million).

The recoverable amount of Netvision was based on its value in use and was determined by discounting the expected future cash flows to be generated from the continuing use. The recoverable amount of Netvision as of December 31, 2014 and 2013, was determined to be higher than its carrying amount and thus, no impairment loss has been recognized.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Intangible Assets, Net (cont'd)

B.	Key assumptions used in calculation of recoverable amount

Key assumptions used in the calculation of recoverable amounts are discount rate and terminal value growth rate. These assumptions are as follows:

(1)	Pre-tax discount rate and terminal value growth rate

	Pre-tax discount rate	Terminal value growth rate
	2014

Netvision	11.7%	1.5%

·	The discount rate and the terminal value growth rate are denominated in real terms.
·	Netvision has cash flows for 5 years, as included in its discounted cash flow model.
·	The long-term growth rate has been determined as 1.5% which represents, among others, the natural population growth rate.
·
The pre-tax discount rate is estimated and calculated using several assumptions, among other, Netvision's Cost of Equity, risk premium for normative debt leveraging of the Group and estimates of the normative leverage ratio for the industry.

(2)	Sensitivity to changes in assumptions

The estimated recoverable amount of Netvision exceeds its carrying amount by approximately NIS 643 million. Management has identified two key assumptions for which there reasonably could be a possible change that could cause the carrying amount to exceed the recoverable amount. The table below shows the amount that these two assumptions are required to change individually in order for the estimated recoverable amount to be equal to the carrying amount.

2014

Pre-tax discount rate	16.9%
Terminal value growth rate	(7.4%)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Trade Payables and Accrued Expenses

Composition

	December 31,
	2013	2014
	NIS millions	NIS millions

Trade payables	286	441
Accrued expenses	296	332
	582	773

Note 14 - Provisions

Composition

	Dismantling		Other contractual	Provision for
	and restoring sites	Litigations	obligations	warranty	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Balance as at January 1, 2013	21	65	106	4	196
Provisions made during the year	1	22	17	1	41
Provisions reversed during the year	(1)	(21)	(7)	-	(29)
Balance as at January 1, 2014	21	66	116	5	208
Provisions made during the year	1	17	11	-	29
Provisions reversed during the year	(1)	(36)	(75)	(3)	(115)
Balance as at December 31, 2014	21	47	52	2	122

Non-current	21	-	-	-	21
Current	-	47	52	2	101
	21	47	52	2	122

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Other Payables, Including Derivatives

Composition

	December 31,
	2013	2014
	NIS millions	NIS millions

Employees and related liabilities	84	102
Government institutions	43	40
Interest payable	206	167
Accrued expenses	12	7
Deferred revenue	28	30
Derivative financial instruments	25	24
	398	370

Note 16 - Other Long-term Liabilities

Composition

	December 31,
	2013	2014
	NIS millions	NIS millions

Long-term liabilities to trade payables	3	1
Deferred revenue	2	2
Derivative financial instruments	5	8
Other	-	1
	10	12

Note 17 - Debentures and Loans from Banks

This note provides information about the contractual terms of the Group's interest-bearing loans and debentures, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, see Note 21.

	December 31,
	2013	2014
	NIS millions	NIS millions
Non- current liabilities
Debentures	4,332	3,548
Loans from banks	5	-
	4,337	3,548
Current liabilities
Current maturities of debentures	1,093	1,092
Current maturities of long-term loans and short-term credit from banks	7	-
	1,100	1,092

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 - Debentures and Loans from Banks (cont'd)

Terms and debt repayment schedule

The terms and conditions of long-term loans and debentures are as follows:

				December 31, 2013		December 31, 2014
				NIS millions		NIS millions
	Currency	Nominal interest rate	Year of maturity	Face value	Carrying amount	Face value	Carrying amount

Loans from banks	NIS	6.00%	until 2015	12	12	-	-
Debentures (Series B) - linked to the Israeli CPI	NIS	5.30%	until 2017	740	893	555	668
Debentures (Series D) - linked to the Israeli CPI	NIS	5.19%	until 2017	1,939	2,305	1,454	1,722
Debentures (Series E) - unlinked	NIS	6.25%	until 2017	1,199	1,197	899	897
Debentures (Series F) - linked to the Israeli CPI	NIS	4.60%	2017-2020	715	744	715	741
Debentures (Series G) - unlinked	NIS	6.99%	2017-2019	285	286	285	286
Debentures (Series H) - linked to the Israeli CPI	NIS	1.98%	2018-2024	-	-	106	105
Debentures (Series I) - unlinked	NIS	4.14%	2018-2025	-	-	223	221
Total interest- bearing liabilities				4,890	5,437	4,237	4,640

In connection with the issuance of Series F and G debentures, the Company has undertaken to comply with certain financial and other covenants. Inter alia:

·	a Net Leverage* exceeding 5, or exceeding 4.5 during four consecutive quarters, shall constitute an event of default; As of December 31, 2014, the Net Leverage is 2.3.

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 - Debentures and Loans from Banks (cont'd)

In July 2014, the Company issued to the public in Israel two new series of debentures:

a.
Series H debentures to the public in Israel in the aggregate principal amount of NIS 106 million in exchange for net consideration of NIS 105 million. The debentures are payable in seven annual installments: three equal payments of 12% of the principal on July 5 of each of the years 2018 through and including 2020, and four equal annual installments of 16% of the principal on July 5 of each of the years 2021 through and including 2024. The debentures bear annual interest of 1.98%. The interest is to be paid in 20 semi-annual installments on January 5 and on July 5, of each calendar year commencing January 5, 2015 through and including July 5, 2024. The debentures (principal amount and interest) are linked to the CPI which was published on June 15, 2014, for May 2014.

b.
Series I debentures to the public in Israel in the aggregate principal amount of NIS 223 million in exchange for net consideration of NIS 221 million. The debentures are payable in eight annual installments: three equal payments of 10% of the principal on July 5 of each of the years 2018 through and including 2020, and five equal annual installments of 14% of the principal on July 5 of each of the years 2021 through and including 2025. The debentures bear annual interest of 4.14%. The interest is to be paid in 22 semi-annual installments on January 5 and on July 5 of each calendar year commencing January 5, 2015 through and including July 5, 2025. The debentures (principal amount and interest) are without any linkage.

The debentures were offered and sold pursuant to a supplemental shelf offering report which was published by the Company in July 2014 and were listed for trading on the Tel Aviv Stock Exchange. The offering was made pursuant to the Company's Israeli shelf prospectus which was published in June 2014.

In relation to Series H and Series I debentures the Company undertook additional undertakings, in addition to those previously undertaken by the Company in its Series F and G indenture (as detailed above), including: (1) in addition to being an event of default, meeting the financial covenants previously undertaken by the Company (a maximum net leverage ratio (Net Debt to EBITDA ratio) in excess of 5.0:1, or in excess of 4.5:1 for four consecutive quarters) would be a condition for dividend distribution; and (2) meeting such financial covenants would also be a condition for the issuance of additional debentures of each of the two new series.

The Series H and Series I Indenture contains substantially similar events of default to those found in the Series F and Series G Indenture, with the exception of certain new events of default that do not appear in the Series F and Series G Indenture as well as certain modifications to the events of default that are found in the Series F and Series G Indenture, including: (1) breach of the above limitation on dividend distributions; (2) the minimum amount required for triggering a cross default shall not apply to a cross default triggered by another series of debentures; (3) the existence of a real concern that the Company shall not meet its material undertakings towards the debenture holders; (4) the inclusion in the Company's financial statements during a period of two consecutive quarters of a note regarding the existence of significant doubt as to the Company's ability to continue as a going concern; and (5) breach of the Company's undertakings regarding the issuance of additional debentures.

As of December 31, 2014, the Group is in compliance with the required covenants.

In January 2015, after the end of the reporting period, the Group repaid interest and principal of debentures in a total sum of approximately NIS 647 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 - Debentures and Loans from Banks (cont'd)

In February 2015, after the end of the reporting period, pursuant to an exchange offer for the exchange of a portion of the Company's Series D and E debentures with new debentures of the Company's Series H and I, respectively, or the Exchange Offer, under the Company's 2014 shelf prospectus and in a private offering, the Company issued approximately NIS 844 million principal amount of new debentures of Series H and approximately NIS 335 million principal amount new debentures of Series I (in exchange with approximately NIS 555 million principal amount of Series D and approximately NIS 272 million principal amount of Series E, respectively).

Described hereunder is the principal amount of the above mentioned debentures:

	Before the exchange	After the exchange
	NIS millions
Series D	1,454	899
Series E	(*) 599	327
Series F	106	950
Series G	223	558

(*) In January 2015, after the end of the reporting period, the Company repaid Series E debentures in a principal amount of approximately NIS 300 million.

Note 18 - Liability for Employee Rights Upon Retirement, Net

The obligation of the Group, under law and labor agreements, to pay severance pay employees who are not covered by the pension or insurance plans as mentioned in section A below, is NIS 14 million and NIS 13 million as of December 31, 2014 and 2013, respectively, as included in the consolidated statements of financial position, under Liability for employee rights upon retirement, net.

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

B.	Post-employment benefit plans - defined benefit plan

The portion of the severance payments which is not covered by deposits in defined contribution plans, as aforementioned, is accounted for by the Group as a defined benefit plan, according to which a liability for employee benefits is recognized and in respect of which, the Group deposits amounts in central severance pay funds and in appropriate insurance policies. The total liability as at December 31, 2014 is NIS 24 million (2013 - NIS 20 million). The fair value of the plan assets, the severance pay fund, is NIS 21 million (2013 - NIS 18 million). The expense recognized in the consolidated statement of income for the year ended December 31, 2014 in respect of defined benefit plans, is NIS 2 million (2013 - NIS 4 million).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 18 - Liability for Employee Rights Upon Retirement, Net (cont'd)

C.	As of December 31, 2014 the Group's liability for adaptation grants to employees is NIS 11 million (2013 - NIS 11 million).

Note 19 - Capital and Reserves

Share capital

	2012	2013	2014
	NIS

Issued and paid at January 1	994,814	994,814	995,316
Exercise of share options	-	502	10,529

Issued and paid at December 31	994,814	995,316	1,005,845

The share capital is comprised of ordinary shares of NIS 0.01 par value each.

At December 31, 2014, the authorized share capital was comprised of 300 million ordinary shares (December 31, 2013, 2012- 300 million each). The holders of ordinary shares are entitled to receive dividends as declared.

Basic and diluted earnings per share

The calculation of basic earnings per share was based on the profit attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding (99,481,487, 99,495,525 and 99,924,306 during the years 2012, 2013 and 2014, respectively). The calculations of diluted earnings per share was based on the profit attributable to ordinary shares and the weighted average number of ordinary shares in the basic earnings per share in addition of 128,235, 824,199 and 781,976 incremental shares (NIS 0.01 par value each) that would be issued resulting from exercise of all options for the years ended December 31, 2012, 2013 and 2014, respectively.

At December 31, 2014, 453 thousand options (2013 and 2012 - 776 thousand and 687 thousand options, respectively) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding.

Dividends
Dividends paid by the Company during the reported periods are as follows:

2014
NIS millions
-

2013
NIS millions
0.85 NIS per share paid in December 2013	85
85

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 19 - Capital and Reserves (cont'd)

2012
NIS millions
1.90 NIS per share paid in January 2012	189
0.72 NIS per share paid in May 2012	72
1.31 NIS per share paid in July 2012	130
391

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred or exercised.

Note 20 - Share-Based Payments

In September 2006, the Company's Board of Directors approved a share based incentive plan for employees, directors, consultants and sub-contractors of the Company and the Company’s affiliates. The terms of share-based payments include a dividend adjustment mechanism. The options will be exercised at net, with no cash transfer.

	Number of		Contractual	Adjusted exercise price per share as
	instruments		life of	of December 31,
Grant date/employees entitled	In thousands	Vesting conditions	options	2014

Share options granted in August 2009 to senior employees	74	Four equal installments over four years of employment	6 years	$15.84

Share options granted in November 2010 to senior employees	12	Four equal installments over four years of employment	6 years	$23.15

Share options granted in May 2011 to senior employees	1,060	Three equal installments over three years of employment	4.5 years	$28.95
Share options granted in August 2012 to senior employees	2,410	Two equal installments over two years of employment	3.5 years	$5.67
Share options granted in March 2013 to senior employees	75	Two equal installments over two years of employment	3.5 years	$7.34
Share options granted in December 2013 to senior employees	234	Three equal installments over three years of employment	4.5 years	$14.65

The total compensation expense during the year ended December 31, 2014, related to the options granted is NIS 3 million (2013 - NIS 9 million, 2012 - NIS 7 million).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 20 - Share-Based Payments (cont'd)

The changes in the balances of the options were as follows:
		Weighted average		Weighted average		Weighted average
	Number of	of exercise price	Number of	of exercise price	Number of	of exercise price
	options	(US Dollars)	options	(US Dollars)	options	(US Dollars)
	2012		2013		2014

Balance as at January 1	1,056,896	29.10	3,019,152	10.89	2,965,964	10.35

Granted during the year	2,410,678	5.91	309,000	12.88	-	-

Forfeited during the year	(448,422)	24.55	(258,878)	18.91	(341,006)	27.01

Exercised during the year*	-	-	(103,310)	5.91	(1,986,093)	5.72

Total options outstanding as at December 31	3,019,152	10.89	2,965,964	10.35	638,865	15.86

Total of exercisable options as at December 31	274,953	26.37	1,426,232	11.27	445,365	17.00

* The weighted average share price at the date of exercise for share options exercised in 2014 was US $12.2.
The weighted average of the remaining contractual life of options outstanding as at December 31, 2014, is 2.1 years.

	2012	2013	2014

Fair value of share options and assumptions:

Fair value at grant date	$1.20	$1.51-$2.89	-

Fair value assumptions:

Share price at grant date	$6.14	$7.2-$13.57	-

Exercise price	$5.91	$7.58-$14.66	-

Expected volatility (weighted average)	33.9%	37.72%-41.12%	-

Option life (expected weighted average life)	2.0 years	2.3 years	-

Risk free interest rate	0.26%	0.23%-0.59%	-

In March 2015, after the end of the reporting period, the Company's board of directors approved a new shared based incentive plan -“2015 Share Incentive Plan” for employees, directors, consultants and sub-contractors of the Company and the Company's affiliates. Under the plan, the Company's board of directors is authorized to determine the terms of the grants, including the identity of grantees, the number of options or restricted stock units (“RSUs”) to be granted, the vesting schedule and the exercise price. The terms of the share based payments include a dividend adjustment mechanism. The options will be exercised at net exercise mechanism, with no cash transfer.

In March 2015, after the end of the reporting period, the Company's board of directors resolved to grant 2,795,000 options to certain office holders who are not directors and senior employees of the Company (including 525,000 options to the Company’s CEO subject to shareholders approval), at an exercise price of US$ 5.70 (or, subject to the approval of the Israeli Tax Authority - NIS 22.55) per share. The options granted will be vested in 3 equal installments on each of the first, second and third anniversary of the grant date. The options of the first installment may be exercised within 24 months from their vesting and the second and third installment may be exercised with 18 months from their vesting. The fair value of share options granted was calculated at an estimated average of US$ 0.69 per option. The assumptions upon which the fair value has been calculated: risk free interest rate - 0.9%, expected weighted average life - 2.3 years and expected volatility - 35.5%.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments

Credit risk
Exposure to credit risk
The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	December 31,	December 31,
	2013	2014
	NIS millions	NIS millions

Trade receivables including long-term amounts	2,243	1,893
Loans and other receivables including long-term amounts	74	74
Investment in debt securities	509	520
Cash and cash equivalents in banks	1,057	1,158
Derivative financial instrument	4	1
	3,887	3,646

The maximum exposure to credit risk of financial assets at the reporting date by type of counterparty is:

	December 31,	December 31,
	2013	2014
	NIS millions	NIS millions

Receivables from subscribers	2,071	1,687
Receivables from distributors and other operators	172	206
Investment in government of Israel debt securities	295	293
Investment in institutional debt securities	214	227
Cash and cash equivalents in banks	1,057	1,158
Other	78	75
	3,887	3,646

Impairment losses
The aging of financial assets at the reporting date was as follows:

	Gross	Impairment	Gross	Impairment
	2013		2014
	NIS millions	NIS millions	NIS millions	NIS millions

Not past due	3,771	21	3,553	30
Past due less than one year	171	72	143	58
Past due more than one year	219	181	181	143
	4,161	274	3, 877	231

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2013	2014
	NIS millions	NIS millions

Balance at January 1	335	274
Impairment loss recognized	(142)	(74)
Doubtful debt expenses	81	31
Balance at December 31	274	231

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

Liquidity risk
The following are the maturities of contractual of financial liabilities and other non-contractual liabilities, including estimated interest payments and excluding the impact of netting agreements:

December 31, 2014	Carrying	Contractual					More than
	amount	Cash flows	1st year	2nd year	3rd year	4-5 years	5 years
	NIS millions

Debentures*	(4,807)	(5,295)	(1,338)	(1,278)	(1,345)	(817)	(517)
Trade and other payables	(882)	(882)	(882)	-	-	-	-
Forward exchange contracts on CPI	(31)	(31)	(23)	(4)	-	(4)	-
Long-term liabilities to trade payables	(1)	(1)	-	(1)	-	-	-
	(5,721)	(6,209)	(2,243)	(1,283)	(1,345)	(821)	(517)

*
Including accrued interest on debentures. In February 2015, after the end of the reporting period, the Company exchanged a portion of Series D and E debentures with new debentures of the Company's Series H and I, respectively. For further details, see Note 17.

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
NIS millions

December 31, 2014
Forward exchange
contracts:
Assets	-	-	-	-	-	-	-
Liabilities	-	-	-	-	-	-	-
	-	-	-	-	-	-	-

	Carrying	Contractual					More than
	amount	Cash flows	1st year	2nd year	3rd year	4-5 years	5 years
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
NIS millions

December 31, 2014
Forward exchange
contracts:
Assets	-	-	-	-	-	-	-
Liabilities	-	-	-	-	-	-	-
	-	-	-	-	-	-	-

	Carrying	Contractual					More than
	amount	Cash flows	1st year	2nd year	3rd year	4-5 years	5 years
December 31, 2013	NIS millions
Forward exchange
contracts:
Assets	-	-	-	-	-	-	-
Liabilities	(6)	(6)	(6)	-	-	-	-
	(6)	(6)	(6)	-	-	-	-

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

Currency risk and CPI

The Group's exposure to foreign currency risk and CPI is as follows:

	December 31, 2013			December 31, 2014
	In or linked			In or linked
	to foreign			to foreign
	currencies			currencies
	(mainly USD)	Linked to CPI	Unlinked	(mainly USD)	Linked to CPI	Unlinked
	NIS millions			NIS millions
Current assets
Cash and cash equivalents	13	-	1,044	39	-	1,119
Current investments, including derivatives	3	274	236	1	268	252
Trade receivables	19	-	1,712	110	-	1,307
Other receivables, including derivatives	-	1	6	1	-	6

Non- current assets
Long-term receivables	-	17	562	-	18	525

Current liabilities
Current maturities of debentures and long-term loans and short-term credit	-	(793)	(307)	-	(792)	(300)
Trade payables and accrued expenses	(140)	-	(442)	(262)	-	(511)
Other current liabilities, including derivatives	(7)	(140)	(180)	(1)	(120)	(179)

Non- current liabilities
Long-term loans from banks	-	-	(5)	-	-	-
Debentures	-	(3,149)	(1,183)	-	(2,444)	(1,104)
Other non- current liabilities	-	(5)	(3)	(1)	(8)	-
	(112)	(3,795)	1,440	(113)	(3,078)	1,115

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

Currency risk and CPI (cont'd)

The Group's exposure to linkage and foreign currency risk in respect of derivatives is as follows:

	December 31, 2014
	Currency/ linkage receivable	Currency/ linkage payable	Notional Value	Fair value
			NIS millions
Instruments not used for hedging
Forward exchange contracts on foreign currencies	USD	NIS	19	-
Forward exchange contracts on CPI	CPI	NIS	1,925	(31)
Foreign currency call options	USD	NIS	97	1

Instruments used for hedging
Forward exchange contracts on foreign currencies	USD	NIS	-	-

	December 31, 2013
	Currency/ linkage receivable	Currency/ linkage payable	Notional Value	Fair value
			NIS millions
Instruments not used for hedging
Forward exchange contracts on foreign currencies	USD	NIS	70	(1)
Forward exchange contracts on CPI	CPI	NIS	1,675	(22)
Foreign currency call options	USD	NIS	231	1

Instruments used for hedging
Forward exchange contracts on foreign currencies	USD	NIS	90	(6)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

Currency risk and CPI (cont'd)

Sensitivity analysis
A change of the CPI as at December 31, 2014 and 2013 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2013.

		Equity	Net income
	Change	NIS millions	NIS millions

December 31, 2014
Increase in the CPI of	2.0%	(17)	(17)
Increase in the CPI of	1.0%	(8)	(8)
Decrease in the CPI of	(1.0%)	8	8
Decrease in the CPI of	(2.0%)	17	17

December 31, 2013
Increase in the CPI of	2.0%	(32)	(32)
Increase in the CPI of	1.0%	(16)	(16)
Decrease in the CPI of	(1.0%)	16	16
Decrease in the CPI of	(2.0%)	32	32

Sensitivity of change in foreign exchange rate is immaterial as at December 31, 2014 and 2013.

Interest rate risk

Profile
At the reporting date the interest rate profile of the Group's interest-bearing financial instruments, not including derivatives, was:

	Carrying amount
	2013	2014
	NIS millions	NIS millions
Fixed rate instruments
Financial assets	1,500	1,541
Financial liabilities	(5,435)	(4,640)
	(3,935)	(3,099)
Variable rate instruments
Financial assets	12	6
Financial liabilities	(2)	-
	10	6

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

	Equity				Profit or loss
	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease
	NIS millions				NIS millions
December 31, 2014
Fair value sensitivity (net)	(14)	14	(7)	7	(14)	14	(7)	7

	Equity				Profit or loss
	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease
	NIS millions				NIS millions
December 31, 2013
Fair value sensitivity (net)	(12)	12	(6)	6	(12)	12	(6)	6

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

The fair values of the remaining financial liabilities and their book values as presented in the consolidated statements of financial position are as follows:

	December 31, 2013		December 31, 2014
	Book value	Fair value	Book value	Fair value *
	NIS millions		NIS millions
Debentures including current maturities and accrued interest	(5,631)	(6,098)	(4,807)	(5,107)

* The fair value includes principal and interest in a total sum of approximately NIS 647 million, paid in January 2015, after the end of the reporting period.

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
Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
Level 3: inputs that are not based on observable market data (unobservable inputs).

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	NIS millions	NIS millions	NIS millions	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	520	-	-	520
Long-term receivables	-	49	-	49
Derivatives	-	1	-	1
Total assets	520	50	-	570

Financial liabilities at fair value through profit or loss
Derivatives	-	(32)	-	(32)
Total liabilities	-	(32)	-	(32)

There have been no transfers during the year between Levels 1 and 2.

	December 31, 2013
	Level 1	Level 2	Level 3	Total
	NIS millions	NIS millions	NIS millions	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	509	-	-	509
Long-term receivables	-	47	-	47
Derivatives	-	4	-	4
Total assets	509	51	-	560

Financial liabilities at fair value through profit or loss
Derivatives	-	(30)	-	(30)
Total liabilities	-	(30)	-	(30)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

(3)	Details regarding fair value measurement at Levels 2

Financial instrument	Valuation method for determining fair value

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

(4)	Offset of financial assets and financial liabilities

The following table sets out the carrying amounts of recognized financial instruments that were offset in the consolidated statements of financial position:

	December 31, 2014
	Note	Gross amounts of recognized financial assets (liabilities)	Gross amounts of financial assets (liabilities) recognized and offset in the consolidated statements of financial position	Net amounts of financial assets (liabilities) presented in the consolidated statements of financial position
		NIS millions	NIS millions	NIS millions
Financial assets
Trade receivables	9	342	(238)	104
		342	(238)	104
Financial liabilities
Trade payables and accrued expenses	13	(264)	238	(26)
		(264)	238	(26)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

(4)	Offset of financial assets and financial liabilities (cont'd)

	December 31, 2013
	Note	Gross amounts of recognized financial assets (liabilities)	Gross amounts of financial assets (liabilities) recognized and offset in the consolidated statements of financial position	Net amounts of financial assets (liabilities) presented in the consolidated statements of financial position
		NIS millions	NIS millions	NIS millions
Financial assets
Trade receivables	9	340	(264)	76
		340	(264)	76
Financial liabilities
Trade payables and accrued expenses	13	(316)	264	(52)
		(316)	264	(52)

Note 22 - Revenues

Composition

	Year ended December 31,
	2012	2013	2014
	NIS millions	NIS millions	NIS millions

Revenues from equipment	1,356	942	1,005

Revenues from services:
Cellular services	3,279	2,797	2,487
Land-line services	599	559	489
Internet services	531	483	451
Other services	173	146	138
Total revenues from services	4,582	3,985	3,565
Total revenues	5,938	4,927	4,570

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 23 - Cost of Revenues

Composition

	Year ended December 31,
	2012	2013	2014
	NIS millions	NIS millions	NIS millions

According to source of income:
Cost of revenues from equipment	1,013	719	744
Cost of revenues from services	2,450	2,271	1,983
	3,463	2,990	2,727
According to its components:
Cost of revenues from equipment	1,013	719	744

Rent and related expenses	364	365	310
Salaries and related expenses	334	298	260
Fees to other operators and others	917	882	761
Cost of value added services	186	149	114
Depreciation and amortization	435	418	410
Royalties and fees	129	91	98
Other	85	68	30
Total cost of revenues from services	2,450	2,271	1,983
	3,463	2,990	2,727

Note 24 - Selling and Marketing Expenses

Composition
	Year ended December 31,
	2012	2013	2014
	NIS millions	NIS millions	NIS millions

Salaries and related expenses	361	305	277
Commissions	193	161	197
Advertising and public relations	70	62	46
Depreciation and amortization	120	86	59
Other	121	103	93
	865	717	672

Note 25 - General and Administrative Expenses

Composition

	Year ended December 31,
	2012	2013	2014
	NIS millions	NIS millions	NIS millions

Salaries and related expenses	138	137	121
Depreciation and amortization	210	172	141
Rent and maintenance	79	74	62
Data processing and professional services	60	48	57
Allowance for doubtful accounts	74	81	31
Other	68	58	51
	629	570	463

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 26 - Other Expenses

In June 2014, the Company offered its employees a voluntary retirement plan, which included a one-time grant to each employee who chose to participate in this plan. The Company has recorded a one-time expense in the amount of approximately NIS 39 million, in the Statements of Income under "Other Expenses", in respect of the grants for the employees who decided to join the said plan.

Note 27 - Financing Income and Expenses

Composition

	Year ended December 31,
	2012	2013	2014
	NIS millions	NIS millions	NIS millions

Interest income on deposits	25	15	6
Interest income from installment sale transactions	89	83	61
Net change in fair value of financial assets measured at fair value through profit or loss	28	20	15
Premium amortization	26	21	18
Foreign exchange differences and other	13	17	-
Financing income	181	156	100

Linkage expenses to CPI and interest expenses on long-term liabilities	(414)	(385)	(251)
Net change in fair value of derivatives	(14)	(14)	(33)
Foreign exchange differences and other	(12)	(3)	(14)
Financing expenses	(440)	(402)	(298)
Net financing expenses recognized in profit or loss	(259)	(246)	(198)

Note 28 - Income Tax

A.	Details regarding the tax environment of the Group

Corporate tax rate

(a)	Presented hereunder are the tax rates relevant to the Company in the years 2012-2014:
2012 – 25%
2013 – 25%
2014 – 26.5%

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 28 - Income Tax (cont'd)

(b)
On February 4, 2010, Amendment 174 to the Income Tax Ordinance (New Version) – 1961 (hereinafter – “the Ordinance”) was published in the Official Gazette. The amendment added Section 87A to the Ordinance, which provides a temporary order whereby Accounting Standard No. 29 “Adoption of International Financial Reporting Standards (IFRS)” that was issued by the Israel Accounting Standards Board shall not apply when determining the taxable income for the 2007, 2008 and 2009 tax years even if this standard was applied when preparing the financial statements (hereinafter – “the Temporary Order”). On January 12, 2012, Amendment 188 to the Ordinance was issued, by which the Temporary Order was amended so that Standard 29 shall not apply also when determining the taxable income for 2010 and 2011. On July 31, 2014 an amendment no. 202 to the Ordinance was issued, by which the Temporary Order was extended to the 2012 and 2013 tax years, effective retroactively as from January 1, 2012.

B.	Composition of income tax expense (income)

	Year ended December 31,
	2012	2013	2014
	NIS millions	NIS millions	NIS millions

Current tax expense (income)
Current year	201	128	96
Adjustments for prior years, net	11	(1)	(5)
	212	127	91

Deferred tax expense (income)
Creation and reversal of temporary differences	(17)	(17)	19
Change in tax rate	-	7	-
	(17)	(10)	19

Income tax expense	195	117	110

C.	Income tax in respect of other comprehensive income

	Year ended December 31, 2014
	Before tax	Tax expenses	Net of tax
	NIS millions	NIS millions	NIS millions

Other comprehensive income items	12	(3)	9

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 28 - Income Tax (cont'd)

C.	Income tax in respect of other comprehensive income (cont'd)

	Year ended December 31, 2013
	Before tax	Tax benefit	Net of tax
	NIS millions	NIS millions	NIS millions

Other comprehensive income items	(3)	1	(2)

	Year ended December 31, 2012
	Before tax	Tax benefit	Net of tax
	NIS millions	NIS millions	NIS millions

Other comprehensive income items	(26)	6	(20)

D.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense

	Year ended December 31,
	2012	2013	2014
	NIS millions	NIS millions	NIS millions

Profit before taxes on income	726	405	464
Primary tax rate of the Group	25%	25%	26.5%

Tax calculated according to the Group’s primary tax rate	182	101	123

Additional tax (tax saving) in respect of:

Non-deductible expenses	8	6	3
Taxes in respect of previous years	11	(1)	(5)
Effect of change in tax rate	-	7	-
Tax exempt income	-	(2)	(6)
Other differences	(6)	6	(5)

Income tax expenses	195	117	110

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 28 - Income Tax (cont'd)

E.	Deferred tax assets and liabilities

(1)	Recognized deferred tax assets and liabilities

Deferred taxes are calculated according to the tax rate anticipated to be in effect on the date of reversal as stated above.

The movement in deferred tax assets and liabilities is attributable to the following items:

	Allowance for doubtful debts	Property, plant and equipment and intangible assets	Hedging transactions	Carry forward tax deductions and losses	Other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Balance of deferred tax asset (liability) as at January 1, 2014	73	(205)	5	15	12	(100)
Changes recognized in profit or loss	(12)	(6)	-	(4)	3	(19)
Changes recognized in other comprehensive income	-	-	(4)	-	-	(4)

Balance of deferred tax asset (liability) as at December 31, 2014	61	(211)	1	11	15	(123)

Deferred tax asset	61	36	1	11	18	127
Offset of balances						(110)

Deferred tax asset in the consolidated statements of financial position as at December 31, 2014						17

Deferred tax liability	-	(247)	-	-	(3)	(250)
Offset of balances						110

Deferred tax liability in the consolidated statements of financial position as at December 31, 2014						(140)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 28 - Income Tax (cont'd)

	Allowance for doubtful debts	Property, plant and equipment and intangible assets	Hedging transactions	Carry forward tax deductions and losses	Other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Balance of deferred tax asset (liability) as at January 1, 2013	84	(251)	4	26	26	(111)
Changes recognized in profit or loss	(11)	46	-	(11)	(14)	10
Changes recognized in other comprehensive income	-	-	1	-	-	1

Balance of deferred tax asset (liability) as at December 31, 2013	73	(205)	5	15	12	(100)

Deferred tax asset	73	61	5	15	20	174
Offset of balances						(152)

Deferred tax asset in the consolidated statements of financial position as at December 31, 2013						22

Deferred tax liability	-	(266)	-	-	(8)	(274)
Offset of balances						152

Deferred tax liability in the consolidated statements of financial position as at December 31, 2013						(122)

(2)	Unrecognized deferred tax liability

As at December 31, 2014 and 2013, a deferred tax liability for temporary differences related to an investment in a subsidiary was not recognized because the decision as to whether to sell the investment rests with the Group and it is satisfied that it will not be sold in the foreseeable future.

F.	Tax assessments

The Company and Netvision have received final tax assessments up to and including the year ended December 31, 2011 (2011 fiscal year).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 29 - Operating Leases

Non-cancelable operating lease rentals are payable as follows:

December 31,
2014
NIS millions

Less than one year	250
Between one and five years	623
More than five years	254
1,127

During the year ended December 31, 2014, NIS 258 million was recognized as expenses in respect of operating leases in the consolidated statements of income (2013 and 2012, NIS 276 million and NIS 320 million, respectively).

Major operating lease and service agreements:

a.	Office buildings and warehouses- there are lease agreements for periods of up to 14 years and 10 months.

b.	Switching stations- there are lease agreements for switching station locations for periods of up to 18 years and 7 months.

c.	Cell sites- there are lease agreements for cell sites for periods of up to 21 years and 7 months.

d.	Service centers, retail stores and stands - there are lease agreements for service and installation centers and stands for periods of up to 13 years and 8 months.

e.	Motor vehicles - lease for a period of 3 years.

Note 30 - Commitments

1.	The Group has commitments regarding the license it was granted in 1994, most of which are:

a.	Not to pledge any of the assets used to execute the license without the advance consent of the Ministry of Communications.

b.
The Company's shareholders' joint equity, combined with the Company's equity, shall not amount to less than US $200 million. Regarding this stipulation, a shareholder holding less than 10% of the rights to the Company's equity is not taken into account.

The Group is in compliance with the above conditions.

In February 2015, after the end of the reporting period, as a result of a rights offering effected by IDB, the structure of control in IDB, and consequently in the Company, has changed and will require the Ministry of Communications approval, including due to the Israeli holding requirements included in the Company's licenses. The Company has already approached the Ministry of Communications and intends to file a formal request with the Ministry of Communications for its approval of such change, which may include a request to amend the Company's communications licenses, including with regards to the Israeli holdings requirement in the Company as per such licenses. As of the financial statements signing date, such changes are contested by one of the controlling shareholders.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 30 - Commitments (cont'd)

2.
In January 2015, the Company was awarded additional 1800 3MHz by the Israeli Ministry of Communications, in a 1800MHz frequencies tender, for 4G technologies (such as LTE, LTE Advanced), for a period of 10 years, for the sum of NIS 6.5 million per 1MHz.

3.
As at December 31, 2014, the Group has commitments to purchase equipment for the communications networks, end user equipment, systems and software maintenance, and content and related services, in a total amount of approximately NIS 995 million.

4.
During 2013, the Group renewed an agreement with Amdocs for the provision of operation, maintenance, management and development services for its billing and customer care system of Cellcom and Netvision, until February 2024. The Group may terminate the agreement after August 2016, subject to termination payment. In addition, the Group entered into another agreement with Amdocs for the development of a new version for its billing system which will serve Cellcom and Netvision. In March 2014, the Company entered into an additional agreement with Amdocs for the provision of a new CRM system that shall replace Cellcom's and Netvision's current CRM systems and will serve both companies. Under the agreement, the Company is obligated to purchase maintenance services for one year from the launch of the system and has an option to purchase maintenance services for seven years thereafter. As of December 31, 2014, the commitments of the Group according to those agreements, is estimated at NIS 108 million.

5.
In December 2013, the Company entered into an agreement with Golan Telecom Ltd, or Golan, granting Golan Indefeasible Right of Use ("IRU") in the Company's 2G and 3G radio networks which will replace Golan's current national roaming agreement with the Company. Golan shall continue to operate its own core network.

In May 2014, subsequent to the publication of a network sharing policy by the Ministry of Communications, the Company entered into a network sharing agreement with Golan, for the construction and operation of a shared 4G radio network. Both Golan and the Company will provide the required frequencies for the operation of the 4G radio network and each of the parties will purchase and operate its own core network.

Both agreements were updated in September 2014, following the publication of additional requirements regarding network sharing by the Ministry of communications, and are generally for a period of at least 10 years. The 4G agreement includes stipulations as to ownership and mutual IRU in the 4G radio equipment as well as the establishment of a Joint Venture for the joint operation of the 4G radio network. Upon termination of the 4G sharing agreement, each party may purchase IRU rights in the passive infrastructure of the other party.

Effectiveness of the agreements is subject to regulatory approvals to all the agreements. The Company can provide no assurance that such approvals will be granted.

The Company expects, if these agreements will be approved, its revenues from Golan to be at annual levels similar to those in 2013 and 2014, for the duration of the agreements term.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 30 - Commitments (cont'd)

6.
In September 2014, the Company and Pelephone Communications Ltd, or Pelephone, entered a co-operation agreement regarding maintenance services for passive elements of cell sites, including unifying passive elements and streamlining costs, through a common contractor. The contractor to be selected by RFP process will enter a separate agreement with each of the Company and Pelephone, generally for a period of at least 5 years. The agreement is subject to regulatory approvals. There is no assurance that such approval will be granted.

7.
Between 2003 and 2013, Netvision entered into a number of agreements with Mediterranean Nautilus Ltd. and Mediterranean Nautilus (Israel) Ltd., or together Med Nautilus, for the purchase of rights of use of certain telecommunications capacities on Med Nautilus' communication cables, as well as maintenance and operation services relating to these cables. The 2013 agreement includes an option pursuant to which Netvision may expand the purchased capacity. The term of the agreement with respect the capacity purchased from Med Nautilus is in effect until May 2032. Netvision has the option to terminate agreements with respect to parts of the capacity in 2022 and 2027. The remainder of the obligation under all existing agreements as of December 31, 2014 is NIS 343 million.

8.
In March 2012 and May 2013, the Company entered agreements with Apple Sales International, for the purchase and distribution of iPad and iPhone products, respectively, in Israel. Under the terms of the agreements, the Company has committed to purchase a minimum quantity of iPad and iPhone products, respectively, over a period of three years, which have and is expected to continue to represent a significant portion of the Company's expected total tablets and cellular handsets purchase amounts, respectively, over that period. The total amount of the purchases will depend on the iPad and iPhone products respective purchase price at the time of purchase.

9.
In April 2014, the Company entered an agreement with Nokia Solutions and Networks Israel Ltd., or NSN, of Nokia Solutions and Networks group, a worldwide leading network manufacturer, for the supply of its 4G network, which also supports LTE Advanced technology and related services. The agreement is a framework agreement and the total commitment amount depends on the amount of sites which will be supplied. This agreement will also govern the purchase and services provided under the Company's previous agreement with NSN, in relation to the Company's GSM/GPRS and EDGE networks, UMTS core network and a UMTS/HSPA radio access network and related products and services. The Company has an option to purchase maintenance services on an annual basis for 15 years from final acceptance of the initial phase of the LTE network. As of the financial statements signing date, the aggregate commitments under the agreement amounts to approximately NIS 37 million.

10.
In February 2015, after the end of the reporting period, the Company entered a collective employment agreement with its employees' representatives and the Histadrut (an Israeli union labor) for a term of 3 years (2015-2017). The agreement applies to the Company's and 013 Netvision Ltd.'s (the Company's indirect wholly owned subsidiary) employees, excluding certain managerial and specific positions. The agreement defines employment policy and terms in various aspects, including: minimum wages, annual salary increase, incentives, benefits and other one time or annual payments to the employees, as well as a welfare budget and procedures relating to manning a position, change of place of employment and dismissal, including management and employees' representative respective authority with regards to each. The agreement includes terms, whereby the employees are entitled to participate in the Company's operational income over a certain threshold and enjoy additional payments, under certain conditions. The estimated cost of the agreement over the next three years is approximately NIS 200 million, before tax, based on the Group's forcasts.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 31 - Contingent Liabilities

In the ordinary course of business, the Group is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the consolidated financial statements in respect of all lawsuits against the Group amounted to NIS 47 million (see also Note 14, regarding provisions).

Described hereunder are the outstanding lawsuits against the Group, classified into groups with similar characteristic. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group.

1.	Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly purported class actions, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. As of December 31, 2014, the amounts claimed from the Group by its customers sum up to NIS 2,761 million (including a class action as detailed below). In addition, there are other purported class actions against the Group, in which the amount claimed has not been quantified if certified as class actions and in respect of which the Group has an additional exposure to the above mentioned. In addition, there are other purported class actions for approximately NIS 958 million, that have been filed against the Group and other defendants together without specifying the amount claimed from the Group, which the Group has an additional exposure to the above mentioned and there are other purported class actions, that have been filed against the Group and other defendants together in which the amount claimed has not been quantified if certified as class actions and in respect of which the Group has an additional exposure to the above mentioned. In addition, an appeal was filed challenging the dismissal with prejudice of a purported class action against the Group for a total amount of at least hundreds of millions of NIS.

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

Of all the consumer purported class actions, there are purported class actions in the amount of NIS 780 million, and a purported class action, in which the amount claimed has not been quantified if certified, which at this early stage it is not possible to assess their chances of success.

Of all the consumer purported class actions, in five purported class actions in a total amount estimated by the plaintiffs to be approximately NIS 253 million and in additional purported class action for approximately NIS 28 million that has been filed against the Group and other defendant together without specifying the amount claimed from the Group, and in additional purported class that has been filed against the Group without specifying the amount claimed from the Group, settlement agreements or dismissal arrangements were filed with the court and the procedures are still pending.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 31 - Contingent Liabilities (cont'd)

During the reporting period, the Supreme Court annulled the previously reported District Court judgment from December 2011 against the Company in a class action, and approved a settlement agreement according to which the Company shall repay the sum of approximately NIS 11 million plus interest and CPI linkage differences. An additional 12.5% of the sum will be paid to the plaintiffs and their attorneys. As of December 31, 2014, the Company fully executed the settlement agreement. The class action was filed against the Company in March 2008, for an estimated sum of NIS 440 million and alleged that the Company breached the agreements with its subscribers by charging them for a call detail service that was previously provided free of charge, without obtaining their consent.

After the end of the reporting period, three purported class actions have been filed against the Group. Two of these purported class actions are in a total amount of approximately NIS 16 million and another purported class action is for NIS 15 billion (see additional details below). At this early stage it is not possible to assess their chances of success.

After the end of the reporting period, six purported class actions against the Group, in the total sum estimated by the plaintiffs to be approximately NIS 178 million, a purported class action, in which the amount claimed has not been quantified if certified as class action and a purported class action for approximately NIS 98 million, that has been filed against the Group and other defendants together without specifying the amount claimed from the Group, were dismissed.

After the end of the reporting period, in a purported class action filed against the Group in which the amount claimed has not been quantified, a settlement agreement was filed with the court and the procedures are still pending.

After the end of the reporting period, an appeal was filed challenging the dismissal with prejudice of a purported class action against the Group for approximately NIS 220 million. At this early stage it is not possible to assess the chances of success of the appeal.

Described hereunder are the outstanding consumer class actions and purported class actions against the Group broken down by amount claimed if the lawsuit is certified as class action, as of December 31, 2014:

Claim amount	Number of claims	Total claims amount (NIS millions)
Up to NIS 100 million	34	885
NIS 100-500 million	7	1,263
NIS 500-1 billion	1	606
Unquantified claims	8	-
Against the Group and other defendants together	7	958
Unquantified claims Against the Group and other defendants	4	-

Described hereunder is a purported class action against the Group, in which the amount claimed was NIS 1 billion or more:

After the end of the reporting period, a purported class action in a total amount estimated by the plaintiffs to be approximately NIS 15 billion, if the lawsuit is certified as class action, was filed against the Company, by plaintiffs alleging to be subscribers of the Company, claiming compensation for non monetary damages in connection with allegations that the Company unlawfully violated the privacy of its subscribers.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 31 - Contingent Liabilities (cont'd)

2.	Environmental claims

In the ordinary course of business, lawsuits have been filed against the Group in issues related to the environment, including lawsuits regarding non-ionizing radiation from cellular handsets and lawsuits in connection with the Company's sites. These are mostly purported class actions, relating to allegations for unlawful conduct or breach of license causing monetary and non-monetary damage (including claims for future damages).

As of December 31, 2014, there are two purported class actions against the Group in which the original total amounts claimed from the Group were approximately NIS 4.7 billion. In July 2014, the Court dismissed the motion to certify the class actions with prejudice except in respect of three issues that were detailed in settlements of similar class action claims made against Pelephone and Partner and approved by the court, which the Company was willing to adopt as well. These three issues relate to the cellular operators undertaking to provide certain information regarding non-ionizing radiation, sell certain accessories at a discount and conduct certain tests to handsets at certain circumstances, the execution of such undertakings is estimated by the Group in an immaterial amounts to the Group. In October 2014, after the end of the reporting period, the plaintiffs filed an appeal in respect of the settlements approved by court with Pelephone and Partner, inter alia, with respect to the tests to be conducted as aforesaid.

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

As of December 31, 2014, the amounts that are claimed from the Group under the said claims total approximately NIS 85 million. In addition, a lawsuit has been filed against the Company and two other cellular operators, for an alleged patent infringement in iPhone handsets, for non-monetary remedies. After the end of the reporting period, an additional lawsuit has been filed against the Group for approximately NIS 2 million. At this early stage it is not possible to assess its chances of success.

Liens and guarantees

As part of issuance of the Series B, F ,G, H and I debentures, the Company committed not to create liens on its assets, subject to certain exceptions.

The Group has given bank guarantees as follows:

a.	To the Government of Israel (to guarantee performance of the License) - US $10 million.

b.	To the Government of Israel (to guarantee performance of the Licenses of the Group) - NIS 44 million.

c.	To suppliers, government institutions and other - NIS 49 million.

Liens (Netvision)

During 2014 the Group repaid all its loans from the banks and thus removed all the floating pledges on the equipment, financial assets, property and rights, and the fixed pledges on the equipment, share capital and goodwill of Netvision, in favor of the banks.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 32 - Regulation and Legislation

1.
Under an interim order issued by the Supreme Court in September 2010, the Company is unable to rely on the exemption from obtaining building permit for the construction of radio access devices in cellular networks, other than to replace existing radio access devices in certain conditions, until regulations limiting such reliance are enacted or a different decision by the court is made. Draft regulations submitted to the Economy Committee of the Israeli Parliament in March 2010 for approval, include significant limitations on the exemption which will render the construction of radio access devices based on the exemption to practically impossible. In September 2014 the court suggested the parties shall come to an agreement, based on the 2010 draft regulation and the parties are discussing such an arrangement.

2.
 In May 2012, the Israeli Minister of Communications published a policy document regarding wireline wholesale services, which mainly provides for: (1) the creation of an effective wholesale telecommunications access market in Israel, as Bezeq and Hot will allow other operators that do not own an infrastructure, to use their infrastructure in order to provide services to end users; (2) The wholesale market's tariffs and terms of agreement shall be agreed through negotiations between the owners of the wireline infrastructure (Bezeq and Hot) and the other operators and once agreed will be offered on the same terms, to all other operators, including the owner's affiliates; (3) the annulment of the structural separation between an owner of wireline infrastructure and its international landline operator and internet service provider affiliates and replacement thereof with an accounting separation within nine months from the date of execution of an agreement between the owner and another operator with a significant market share, unless the Minister of Communications finds that such annulment may considerably harm competition or the public. The Minister of Communications shall consider providing leniencies in relation to or annulment of the structural separation between an owner of wireline infrastructure and its cellular operator affiliate according to the pace of development of a wholesale market and the state of competition in the market. In case an effective wholesale market does not develop within twenty four months from the date of the policy document, the Ministry of Communications shall act to impose a structural separation in the owners of the wireline infrastructure between the infrastructure and the services provided through this infrastructure;(4) the annulment by the Minister of Communications of the structural separation in relation to television broadcasting services if there is a reasonable possibility of providing a basic package of television services through the internet by providers without a national landline infrastructure. The Minister of Communications shall consider imposing a requirement to provide television broadcasting services for the same price within a package of telecommunications services and separately; and (5) a change of the supervision on Bezeq retail tariffs to maximum tariffs rather than the current setting of fixed tariffs within six months from the date of execution of an agreement between Bezeq and another operator.

In January and November, 2014, the Ministry of Communications set the types of landline services that shall be offered through the wholesale landline market, which include internet infrastructure services and wholesale landline telephony services and the use of certain of their physical infrastructure by operators who do not own such infrastructure, and the terms for their provision, and the maximum tariffs of the wholesale landline services to be provided by Bezeq. Bezeq filed a petition with the Israeli Supreme Court against the Ministry of Communications decisions. The wholesale landline market was formally launched in Israel in February 2015.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 32 - Regulation and Legislation (cont'd)

3.
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

4.
In August 2013, the Communications law was amended so as to authorize the Minister of Communications to give instructions and to set interconnect tariffs and usage of another operator's network rates and supervised services prices, based not only on previous method of cost (according to a calculation method determined by the Minister of Communications) plus reasonable profit, but also on the basis of one of the following: (1) payment for services provided by a licensee; (2) payment for a comparable service; or (3) comparison to such services or interconnect tariffs in other countries. In addition, the Minister of Communications was authorized to give instructions in relation to structural separation for the provision of different services, including between services provided to a licensee and services provided to a subscriber.

5.
In May 2014, the Ministry of Communications published a network sharing policy and later in July 2014, as part of the 4G frequencies tender documents, a draft license amendment which sets certain specific requirements for the approval of such sharing (some of which were amended during the tender process). The policy, as complemented by the draft license includes the following principles: (1) sharing of passive elements of cell sites and active sharing of antennas among all cellular operators are encouraged; (2) active sharing of radio networks using shared equipment and frequencies will be allowed only between an operator with a partial 3G network deployment and an operator with a full 3G network deployment, whereas such sharing will not be allowed for two operators with full 3G network deployment. Active sharing of radio networks in which the operators will use separate frequencies is possible in particular circumstances; (3) sharing of transmission from cell sites among operators sharing frequencies is generally allowed; (4) Investing in a 4G network will be considered as meeting an operator's undertaking to deploy a 3G network under certain conditions; (5) active sharing of radio networks using shared equipment and frequencies and certain other sharing agreements require the prior approval of the Ministry of Communications. Approval of active sharing of radio networks using shared equipment and frequencies is conditioned upon the following:

●	There will be at least 3 independent cellular radio networks in Israel;

●	The sharing operators must allow other operators to join at equal terms to those awarded to the operator with the smallest market share;

●	Each sharing operator may host a Mobile Virtual Network Operator without the other operator's consent;

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 32 - Regulation and Legislation (cont'd)

●
Each sharing operator will be responsible for the provision of cellular services under its license. An indefeasible right of use for the duration of the sharing may be considered as meeting this principle;

●	Approvals will be granted for a limited period and may be extended;

●
The shared radio network will be operated through a joint entity held equally by the sharing operators but structurally separated from each of them, which will be required to obtain a license from the MOC but will not be allocated frequencies and each of the sharing operators shall enter into a usage agreement with it. The shared network shall use the frequencies allocated to the sharing operators;

●
The radio elements of the shared network will be held in equal parts by the sharing operators; each of the sharing partners will have a right of use in the other partner's passive infrastructure following termination of the agreement;

●	Additional principles relating to the execution of such sharing and its termination.

6.
In July 2014, the Israeli Ministry of Communications published an 1800MHz frequencies tender, for 4G technologies (such as LTE, LTE Advanced). Participation in the tender was open for all current MNOs, MVNOs and other entities meeting certain condition and bands were awarded to the highest bidders. All existing MNOs and Marathon won bands in the tender and Marathon is expected to be awarded an MNO license. Under the tender terms, Marathon, Golan and Hot Mobile are eligible for up to 50% discount, 10% discount for each 1% addition to their market share, obtained over the next 5 years. See also Note 30(2).

7.
Under the Communications Law, in the event that an MVNO and the cellular operator, will not have reached an agreement as to the provision of service by way of MVNO within six months from the date the MVNO has approached the cellular operator, and if the Ministry of Communications together with the Ministry of Finance determine that the failure to reach an agreement is due to unreasonable conditions imposed by the cellular operator, the Ministry of Communications may intervene in the terms of the agreement, including by setting the price of the service. In November 2014 the Ministry of Communications published the principles for reviewing the reasonability of MVNO hosting agreements, including existing agreements which the MVNO request to update if the existing agreement hinders its ability to compete and the parties fail to reach an agreement as to its update, to be carried out in light of the best offer made by the cellular operator to a business customer.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 33 - Related Parties

A.	Balance sheet

	December 31,	December 31,
	2013	2014
	NIS millions	NIS millions

Current assets	190	5
Current liabilities	2	1
Long-term liability - debentures (including current maturity)*	157	136

*
Debentures balance held by related parties, which includes debentures held for the benefit of the public, through, among others, provident funds, mutual funds and pension funds, as of December 31, 2014 and 2013, is NIS 179 million par value linked to the CPI and NIS 184 million par value linked to the CPI, respectively.

B.	Transactions with related and interested parties executed in the ordinary course of business at regular commercial terms:

	Year ended December 31,
	2012	2013	2014
	NIS millions	NIS millions	NIS millions

Income:

Revenues	8	8	12

Expenses:

Cost of revenues and other	28	26	24

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 33 - Related Parties (cont'd)

Key management personnel compensation is comprised of:

	Year ended December 31,
	2012	2013	2014
	NIS millions	NIS millions	NIS millions
Short-term employee benefits	3	4	3
Share-based payments	1	1	-

	4	5	3

D.	An agreement with DIC

In October 2006, the Company entered into an agreement with DIC pursuant to which DIC provides the Company with advisory services in the areas of management, finance, business and accountancy in consideration of NIS 2 million per year linked to the Israeli CPI for June 2006. This agreement is for a term of one year and is automatically renewed for one-year terms (however the extension thereof after January 2015 requires the approvals of the parties organs according to the Israeli Companies Law), unless either party provides 60 days prior notice to the contrary.

E.	Agreements with Med Nautilus

As from January 2014, Netvision's agreements with Med Nautilus (see Note 30(7)), are no longer transactions in which a controlling owner has a personal interest.