Form 20-F
period 2015-12-31
Cellcom Israel Ltd.
filed 2016-03-21
CIK 1385145

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                 to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-33271

CELLCOM ISRAEL LTD.
(Exact name of Registrant as specified in its charter
and translation of Registrant’s name into English)

ISRAEL
(Jurisdiction of incorporation or organization)

10 Hagavish Street, Netanya 4250708, Israel
(Address of principal executive offices)

Liat Menahemi Stadler, 972-52-9989595 (phone), 972-98607986 (fax), LIATME@cellcom.co.il, 10 Hagavish Street, Netanya 4250708, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value NIS 0.01 per share	New York Stock Exchange ("NYSE")

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2015, the Registrant had outstanding 100,604,578 Ordinary Shares, par value NIS 0.01 per share.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒  Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes ☒ No

Indicate by check mark whether the Registrant has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the Registrant (1) has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☒

Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant elected to follow.

Item 17 ☐

Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

2

introduction

In this annual report, "Cellcom," the "Company," "we," "us" and "our" refer to Cellcom Israel Ltd. and its subsidiaries. The terms "NIS" refers to new Israeli shekel, and "dollar," "USD" or "$" refers to U.S. dollars.

Presentation of Financial and Share Information

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Unless we indicate otherwise, U.S. dollar translations of the NIS amounts presented in this annual report are translated for the convenience of the reader using the rate of NIS 3.902 to $1.00, the representative rate of exchange as of December 31, 2015 as published by the Bank of Israel. The translation is for the convenience of the reader only, and it does not represent the fair value of the translated assets and liabilities.

Trademarks

We have proprietary rights to trademarks used in this annual report which are important to our business. We have omitted the "®" and "™" designations for certain trademarks, but nonetheless reserve all rights to them. Each trademark, trade name or service mark of any other company appearing in this annual report belongs to its respective holder.

Industry and Market Data

This annual report contains information about our market share, market position and industry data. Unless otherwise indicated, this statistical and other market information is based on statistics prepared by the Ministry of Communications of Israel, Brandman Marketing Research and Consultancy Institute, Sapio Research and Development, Geocartography Research Institute, Rotem, ABI research, LINX and Meida Shivuki C.I (survey institute). Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. We have not independently verified the accuracy of market data and industry forecasts contained in this annual report that were taken or derived from these industry publications.

Special Note Regarding Forward-Looking Statements

We have made statements under the captions "Item 3. Key Information - D - Risk Factors," "Item 4 – Information on the Company," "Item 5. Operating and Financial Review and Prospects," and in other sections of this annual report that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled "Item 3. Key Information - D. Risk Factors." You should specifically consider the numerous risks outlined under "Item 3. Key Information - D. Risk Factors."

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

You should read the following selected consolidated financial data in conjunction with the section of this annual report entitled "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and the notes thereto included elsewhere in this annual report.

The selected data presented below under the captions "Income Statement Data" and "Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended December 31, 2015, are derived from the consolidated financial statements of Cellcom Israel Ltd. and subsidiaries, which financial statements have been audited by Somekh Chaikin, an independent registered public accounting firm and a member firm of KPMG International. The consolidated financial statements as of December 31, 2014 and 2015, and for each of the years in the three-year period ended December 31, 2015, and the report thereon, are included elsewhere in this annual report. The selected data should be read in conjunction with the consolidated financial statements, the related notes, and the independent registered public accounting firm’s report and the convenience translation of the consolidated financial statements as of and for the year ended December 31, 2015 into U.S. dollars solely for the convenience of the reader.

On August 31, 2011, we completed the acquisition of 100% of the share capital of Netvision Ltd., or Netvision. Therefore, the consolidated results for the year ended December 31, 2011, included elsewhere in this annual report, include Netvision's results for the months of September through December 2011 only.

The information presented below under the caption "Other Data" contains information that partly is not derived from the financial statements.

For your convenience, the following tables also contain U.S. dollar translations of the NIS amounts presented at December 31, 2015, translated using the rate of NIS 3.902 to $1.00, the representative rate of exchange on December 31, 2015 as published by the Bank of Israel.

	Year Ended December 31,
	2011(1)	2012	2013	2014	2015	2015
	(In NIS millions, except where indicated otherwise)					(In US$ millions)
Income Statement Data:
Revenues	6,506	5,938	4,927	4,570	4,180	1,071
Cost of revenues	3,408	3,463	2,990	2,727	2,763	708
Selling and marketing expenses	990	865	717	672	620	159
General and administrative expenses	685	629	570	463	465	119
Other (income) expenses, net	1	(4)	(1)	46	22	6
Operating income	1,422	985	651	662	310	79
Financing expense, net	293	259	246	198	177	45
Income tax	304	195	117	110	36	9
Net income	825	531	288	354	97	25
Basic earnings per share (in NIS)	8.28	5.34	2.89	3.51	0.95	0.24
Diluted earnings per share (in NIS)	8.28	5.33	2.86	3.48	0.95	0.24
Weighted average ordinary shares used in calculation of basic earnings per share (in shares)	99,476,671	99,481,487	99,495,525	99,924,306	100,589,458	100,589,458
Weighted average ordinary shares used in calculation of diluted earnings per share (in shares)	99,511,433	99,609,722	100,319,724	100,706,282	100,589,530	100,589,530
Other Data:
EBITDA(2)	2,167	1,753	1,335	1,282	872	223
Capital expenditures	520	537	384	487	396	101
Dividends declared per share	7.88	1.31	0.85	-	-	-
Net cash from operating activities	1,332	1,641	1,556	1,557	836	214
Net cash used in investing activities	(1,656)	(708)	(344)	(350)	(96)	(25)
Net cash from (used in) financing activities	715	(439)	(1,569)	(1,106)	(1,136)	(291)
Cellular Subscribers (in thousands)(3)	3,349	3,199	3,092	2,967	2,835	2,835
Churn rate of cellular subscribers(4)	25.1%	31.5%	36.8%	44%	42%	42%
Cellular ARPU (in NIS)(5)	106	88	78	72	65	17
Balance Sheet Data:
Cash	920	1,414	1,057	1,158	761	195
Working capital	679	1,232	1,082	837	625	161
Total assets	8,557	8,787	7,579	7,240	6,278	1,609
Total equity	187	500	710	1,092	1,185	304

(1)	The consolidated financial results for the year ended December 31, 2011 include the results of Netvision, our wholly owned subsidiary, for the months September through December 2011. We consummated the acquisition of Netvision on August 31, 2011.

(2)	EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net (excluding expense related to employee retirement plans); income tax; depreciation and amortization and share based payments. We present EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our significant debt), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets. EBITDA should not be considered in isolation or as a substitute for operating income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of our profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this annual report, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

The following is a reconciliation of net income to EBITDA:

	Year Ended December 31,
	2011	2012	2013	2014	2015	2015
	(In NIS millions)					(In US$ millions)
Net income	825	531	288	354	97	25
Financing expense, net	293	259	246	198	177	45
Other expenses (income),net (excluding expense related to employee retirement plans);	1	(4)	(1)	7	(3)	(1)
Taxes on income	304	195	117	110	36	9
Depreciation and amortization	738	765	676	610	562	144
Share based payments	6	7	9	3	3	1
EBITDA	2,167	1,753	1,335	1,282	872	223

(3)	Cellular subscriber data refers to active subscribers. We use a six-month method of calculating our cellular subscriber base, which means that we deduct subscribers from our subscriber base after six months of no revenue generation and activity on our network by or in relation to the post-paid subscribers, no revenue generating calls or SMS for pre-paid subscribers and no data usage or less than NIS 1 of accumulated revenues for M2M (machine to machine) subscribers. The six-month method is, to the best of our knowledge, consistent with the methodology used by other cellular providers in Israel. During the fourth quarter of 2011, we removed approximately 52,000 subscribers from our subscribers base, which included subscribers using our TDMA network who had not requested a transfer to our other networks following the shutdown of our TDMA network as of December 31, 2011, and subscribers who ceased using our services following a change to our policy which previously allowed subscribers to change from post to prepaid subscription as a result of the reduction of early termination fees in plans which include a commitment to a predefined period, or Early Termination Fees, in the cellular market in early 2011. These changes affected other key performance indicators. In the fourth quarter of 2012 we removed approximately 138,000 M2M subscribers from our subscriber base, following the addition of the above revenue generation criterion for M2M subscribers. This change had an immaterial effect on our ARPU for 2012. In the fourth quarter of 2013, we removed approximately 64,000 subscribers from our subscriber base, following a change to our prepaid subscribers counting mechanism. As a result of such change, we add a prepaid subscriber to our subscribers base only upon charging a prepaid card and remove them from our subscribers base after six months of no revenue generating calls or SMS. Following each of these changes, we have not restated prior subscriber data to conform with this change.

(4)	Churn rate is defined as the total number of voluntary and involuntary permanent deactivations of cellular subscribers in a given period expressed as a percentage of the number of cellular subscribers at the beginning of the period. Involuntary permanent deactivations relate to cellular subscribers who have failed to pay their arrears for the period of six consecutive months. Voluntary permanent deactivations relate to cellular subscribers who terminated their use of our cellular services. Churn rate data is excluding the above mentioned removals of subscribers.

(5)	Average monthly revenue per cellular subscriber (ARPU) is calculated by dividing revenues from cellular services for the period by the average number of cellular subscribers during the period and by dividing the result by the number of months in the period. Revenues from inbound roaming services and hosting services are included even though the number of cellular subscribers in the equation does not include the users of those roaming and hosting services. Inbound roaming services and hosting services are included because ARPU is meant to capture all service revenues generated by a cellular network. Revenues from repair services pursuant to a monthly subscription, or Subscription Repair Services are included because they represent recurring revenues generated by cellular subscribers, but revenues from sales of handsets (which for purposes of this report may include other types of cellular end user equipment, such as tablets), non-subscription repair services carried out on a random basis, or Random Repair Service and other services are not included. We and industry analysts treat ARPU as a key performance indicator of a cellular operator because it is the closest meaningful measure of the contribution to service revenues made by an average subscriber.

We have set out below the calculation of cellular ARPU for each of the periods presented:

	Year Ended December 31,
	2011	2012	2013	2014	2015	2015
	(In NIS millions, except number of subscribers and months)					(In US$ millions)
Revenues	6,506	5,938	4,927	4,570	4,180	1,071
less revenues from equipment sales	1,747	1,356	942	1,005	1,048	269
less other revenues*	484	1,125	1,034	941	869	223
Revenues used in cellular ARPU calculation	4,275	3,457	2,951	2,624	2,263	580
Average number of cellular subscribers	3,361,803	3,291,843	3,135,857	3,034,946	2,898,987	2,898,987
Months during period	12	12	12	12	12	12
Cellular ARPU (in NIS, per month)	106	88	78	72	65	17

*	Other revenues include revenues from other communications services such as ISP, transmission services, local and international landline services and repair services.

Exchange Rate Information

The following table shows, for each of the months indicated, the high and low exchange rates between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:

Month	High (NIS)	Low (NIS)
September 2015	3.949	3.863
October 2015	3.923	3.816
November 2015	3.921	3.867
December 2015	3.905	3.855
January 2016	3.983	3.902
February 2016	3.964	3.871

On March 18, 2016 the daily representative rate of exchange between the NIS and U.S. dollar as published by the Bank of Israel was NIS 3.857 to $1.00.

The following table shows, for periods indicated, the average exchange rate between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar, calculated based on the average of the representative rates of exchange on the last day of each month during the relevant period as published by the Bank of Israel:

Year	Average (NIS)
2011	3.582
2012	3.844
2013	3.601
2014	3.593
2015	3.887

The effect of exchange rate fluctuations on our business and operations is discussed in "Item 11 - Quantitative and Qualitative Disclosures about Market Risk."

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

Our general cellular license is valid until February 2022. It may be extended for additional six-year periods upon our request to the Ministry of Communications and confirmation from the Ministry of Communications that we have complied with the provisions of our license and the applicable law, have continuously invested in the improvement of our service and network and have demonstrated the ability to do so in the future. Netvision's unified licenses (granted in July 2015 and amended in February 2016) under which Netvision is providing landline telephony services, internet connectivity services, or ISP, and international long distance services, or ILD, are valid until March 2026 and February 2022, respectively and may be extended for additional ten year periods, on terms similar to those provided in our cellular license. Our other licenses are also limited in time. Our licenses may not be extended when necessary, or, if extended, the extensions may be granted on terms that are not favorable to us. In addition, the Ministry of Communications has interpreted and may interpret our licenses and has modified and may modify our licenses without our consent and in a manner that could limit our freedom to conduct our business and harm our results of operations. Possible changes to our licenses and legislation which would require us to change our pricing plans and information systems frequently or on a timetable we cannot meet, can increase the risk of noncompliance with our licenses or violation of such legislation and our exposure to lawsuits and regulatory sanctions.

Further, our business and results of operations could be materially and adversely affected by new legislation and decisions by regulators or the courts that:

·	approve the annulment or further relaxation of the structural separation requirements imposed on the Bezeq communications group, given its monopolistic or duopolistic powers in all areas in which we compete, and also on the Hot communications group (though to a lesser degree, given that Hot already has substantial leniencies despite its monopolistic and duopolistic powers), more so if carried out before an effective landline wholesale market, which includes both telephony and infrastructure, is effected on both Bezeq's and Hot's infrastructure; do not set competition-inducing tariffs with respect to the wholesale services or set other unfavorable regulation with respect to the landline wholesale market. See also "- We face intense competition in all aspects of our business" below and "Item 4. Information on The Company – B. Business Overview "-Competition";

·	award our competitors certain benefits and leniencies not available to us, including through waiving, easing or not enforcing requirements set in the licenses of mobile network operators, or MNOs, or not making similar demands or not imposing similar restrictions. See "Item 4. Information on the Company – B. Business Overview - Competition", and thereunder "-wireline", "-Government Regulations – Mobile Virtual Network Operators" and thereunder: "- Additional MNOs" and " – Landline" for additional details;

~~·~~	do not renew our licenses or the allocation of our frequencies or limit our usage thereof or demand that we return frequencies allocated to us or not allow us to obtain additional frequencies, as such become necessary;

·	impose new safety or health-related requirements;

·	impose additional restrictions or requirements with respect to the construction and operation of cell sites or the networks, including in relation to site and network sharing or provide leniencies to our competitors;

·	impose restrictions or demand we meet additional requirements on the provision of services or products we provide or regulate or otherwise intervene with the terms under which we advertise, market or provide them to our subscribers, including in respect of existing agreements;

·	allow other operators to provide services previously provided only by us to our subscribers;

·	set higher service standards or costly requirements relating to the service we provide our customers, both in relation to our network quality and coverage and our customer service;

·	impose a stricter policy with respect to privacy protection, such as with regard to data protection, collection, amelioration, segmentation or usage of data, including for commercial activities by us or for the benefit of third parties; and

·	impose regulation on our OTT TV services, including the requirement to finance original productions or imposing unfavorable terms for the usage of the Digital terrestrial television (DTT) broadcasting in Israel or applying such regulation to us and not to other OTT TV providers . See "- Item 4. Information on the Company – B. Business Overview – Government Regulations ― OTT TV".

See "Item 4. Information on the Company – B. Business Overview – Government Regulations ― Our Principal License" and "- Other Licenses".

If we fail to compensate for lost revenues, increased expenses (objectively or in comparison to our competitors) or additional investments resulting from past or future legislative or regulatory changes with alternative sources of income or otherwise, our results of operations may be materially adversely affected.

We face intense competition in all aspects of our business.

The Israeli telecommunications market is highly competitive in many of its elements, including the cellular and landline service markets. The competition level has increased substantially in recent years, following the entry of additional competitors and regulatory changes alleviating entry barriers and transfer barriers. In the last year, we entered both the TV market through our OTT TV service and the landline infrastructure market, through the landline wholesale market (VDSL). In the other markets we operate in and specifically in the cellular market, the intensified competition led to price competition, the adverse effects of which include a high churn rate and high subscriber acquisition costs, in addition to continued price erosion, all of which have ultimately led to a material decrease in revenues and profitability for us and other MNOs. The current level of competition in all the markets in which we operate and aggressive price plan offerings by our competitors are expected to continue. See also the "Competition" section under "Item 4. Information on the Company - B. Business Overview","-Netvision - Internet infrastructure and ISP Business" and "-Netvision - Telephony Business". Should the current level of competition and trends continue, it will continue to materially adversely affect our results of operations. Any of the following developments materializing in our market, may result in increased competition and a further materially reduced profitability for us:

·	the agreement for the purchase of Golan Telecom Ltd., or Golan by us is not approved by the regulators, if it results in Golan's insolvency and increased efforts by the other operators to recruit Golan's subscribers. For additional details, see "Item 4. Information on the Company – B. Business Overview "- Agreement for the Purchase of Golan".

·	tariffs maintained at their current level or decreasing even further, including as part of a bundle.

·	an ineffective landline wholesale market, including due to the exclusion of telephony wholesale services, services provided not in line with the wholesale market criteria, unfavorable pricing harming our ability to provide competitive bundles and compete with the Hot and Bezeq groups or further escalation of the competition by Bezeq and Hot, given their dominance in the landline market, more so if the structural limitations on these groups are alleviated before an effective landline wholesale market is in effect. See "Item 4. Information on The Company –B. Business Overview – Government Regulations – Landline" for additional details.

·	annulment or further relaxation of the structural separation imposed on each of the Bezeq and Hot groups as it will provide the Bezeq and Hot groups a competitive advantage, given their dominance in the landline telephony and infrastructure markets and TV market. See "Item 4. Information on The Company –B. Business Overview – Government Regulations – Landline" for additional details.

·	entrance of new competitors to any of the markets we operate in, or the entry of existing competitors to additional markets or segments where they are currently not or less active, or as a result of regulatory changes, allowing other operators to provide services currently provided only by us to our subscribers. See "Item 4. Information on The Company –B. Business Overview - Government Regulation –Other Licenses –Unified License" and "-Additional MNOs".

·	the continued increased competition in the handsets market may result in decreased handset sales. See "Item 4. Information on The Company –B. Business Overview – Competition" for additional details.

We may not be able to obtain permits to construct and operate cell sites.

We depend on our network of cell sites to maintain and enhance network coverage for our subscribers. We also deploy and operate microwave sites as part of our transmission network. The construction and operation of these various facilities are highly regulated and require us to obtain various consents and permits.

We have experienced difficulties in obtaining some of these consents and permits, particularly in obtaining building permits for cell sites from local planning and building authorities. As of December 31, 2015, we operated a small portion of our cell sites without building permits or applicable exemptions and approximately 33%of our cell sites without building permits in reliance on an exemption from the requirement to obtain a building permit, mainly for radio access devices. Our reliance on the exemption for radio access devices had been challenged and is currently awaiting ruling by the Israeli Supreme Court. Under an interim order issued by the Supreme Court in September 2010, we are unable to rely on the exemption in cellular networks, other than to replace existing radio access devices in certain conditions, until regulations limiting such reliance are enacted or a different decision by the court is made.

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

In June 2010, proposed changes to the Israeli National Zoning Plan 36, or the Plan, which regulates cell site construction and operation, were approved by the Israeli National Council for Planning and Building and submitted for the approval of the Government of Israel. The proposed changes, if approved, would place additional restrictions on the construction and operation of cell sites. Several local planning and building authorities are claiming that Israeli cellular operators may not receive building permits, in reliance on the current Plan, for cell sites operating in frequencies not specifically detailed in the frequencies charts attached to the Plan and have refused to provide a building permit in a number of cases. The proposed draft amendment to the Plan covers all new cell sites requiring a building permit, independently of the frequencies in which they operate. Most of our cell sites and many cell sites operated by other operators also operate in frequencies not specifically detailed in the Plan.

Operation of a cell site or other facility without a building permit, operating permit or not in accordance with the permits or other legal requirements may subject us and our officers and directors to criminal, administrative and civil liability, to eviction orders in respect of the cell sites in breach, revocation or suspension of the operating permit, as well as to withholding the grant of operating permits to additional cell sites or demolition orders. As a result, we may be required to relocate cell sites to less favorable locations or stop operation of cell sites.

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

For additional details see "Item 4.B – Business Overview - Government Regulations - Permits for Cell Site Construction".

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

Handsets, accessories and various types of cell sites are known to be sources of non-ionizing radiation emissions and are the subject of an ongoing public debate and concern in Israel. While, to the best of our knowledge, the handsets that we market comply with the applicable legislation that relate to acceptable "specific absorption rate," or SAR, levels, we rely on the SAR levels published by the manufacturers of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers’ approvals refer to a prototype handset, we have no information as to the actual level of SAR of the handsets throughout the lifecycle of the handsets, including in the case of handset repair. See also "Item 4. Information on the Company – B. Business Overview - Government Regulations - Handsets". In July 2008, the Israeli Ministry of Health published recommendations to take precautionary measures when using cellular handsets, which has increased the concerns of the Israeli public. In May 2011, the International Agency for Research on Cancer, an agency of the World Health Organization, or WHO, issued a press release classifying radiofrequency electromagnetic fields as possibly carcinogenic to humans (Group 2B), based on an increased risk for glioma, a malignant type of brain cancer, associated with wireless phone use. In June 2011, the WHO publication noted that to date, no adverse health effects have been established as being caused by mobile phone use and while an increased risk of brain tumors is not established, the increasing use of mobile phones and the lack of data for mobile phone use over time periods longer than 15 years warrant further research of mobile phone use and brain cancer risk, particularly given recent popular use by younger people with potentially longer periods of exposure. However, in September 2014, the Israeli Ministry of Health updated the possibly carcinogenic to humans elements list in its site, according to the International Agency for Research on Cancer's classification. Moreover, increasing awareness of the possible risks of cellular phones usage, reducing usage thereof and introducing precautionary measures were the subject of several bills in recent years.

Health concerns regarding cell sites have caused us difficulties in obtaining permits for cell site construction and obtaining or renewing leases for cell sites and even resulted in unlawful sabotage of a small number of cell sites and prompted proposed legislation aimed at increasing the minimum distance permitted between cell sites and certain institutions. Formal positions adopted by various Israeli Ministries with respect to radiation safety, include the position (2009) that cell sites constructed pursuant to a building permit are preferable to radio access devices, that 4G services involve some increase in the level of non-ionizing radiation the public will be exposed to and therefore should have limited permitted usage and that utilizing a cellular network to provide advanced services that can be provided through a landline network is not justified in light of the preventive care principle set forth in the Israeli Non-Ionizing Radiation Law.

If health concerns regarding non-ionizing radiation increase further, or if adverse findings in studies of non-ionizing radiation are published, non-ionizing radiation levels are found to be higher than the standards set for handsets and cell sites, we may be subject to health-related claims for substantial sums. Consumers may also be discouraged from using cellular handsets and regulators may impose additional restrictions on the construction and operation of cell sites or handset and accessories marketing and usage. As a result, we may experience increased difficulty in constructing and operating cell sites and obtaining leases for new cell site locations or renewing leases for existing locations, or be exposed to property depreciation claims; and we may lose revenues due to decreasing usage of our services and be subject to increased regulatory costs. We have not obtained insurance for these potential claims. See "Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings – Class Actions" for additional details on two class actions filed against us in that respect. An adverse outcome or settlement of any health-related litigation against us or any other provider of cellular services could have a material adverse effect on our results of operations, financial condition or prospects.

The unionizing of our employees may impede necessary organizational and personnel changes, result in increased costs or disruption to our operation.

In September 2013, we recognized the Histadrut, an Israeli labor union, as the union representing the Company's and Netvision's employees and in February 2015, we entered a collective employment agreement with the Company's employees' representatives and the Histadrut for a term of 3 years (2015-2017). The agreement defines employment policy and terms in various aspects, including payments to the employees and procedures relating to manning a position, change of place of employment and dismissal, including management and employees' representative respective authority with regards to each. As a result, our day-to-day operations and our ability to execute organizational and personnel changes is more limited, cumbersome, costly and lengthy, as reflected in the voluntary retirement plan carried out in 2014 and 2015, and requires more management attention, that would otherwise be available for our ongoing business. In January 2016, the Histradrut announced a labor dispute in the Company with respect to outsourcing and other employment issues. Although to date, we have not suffered any work stoppages or other disruptions to our operation, future disagreements with the employees' representatives may trigger an adverse impact on our services or customer service, changes may fail to be executed or be executed in a materially different way than planned, resulting in substantially lower savings than expected or requiring materially increased employment costs. Inability or limited ability to make organizational and personnel changes, as well as work stoppages or other disruption to our operations and limitations on management's discretion, may damage the efficiency and quality of our operations, and may lead to damage to our reputation, increased customer churn, loss of market share and reduced profitability.

We are exposed to, and currently are engaged in, a variety of legal proceedings, including class action lawsuits.

We provide services to millions of subscribers on a daily basis. As a result of the scope and magnitude of our operations, as well as the multitude of pricing plans for stand-alone and bundles of services, the large amount of usage data our information systems need to process and record with relation to our subscribers according to their respective pricing plans (currently involving, in certain cases, both Cellcom and Netvision systems), the frequent and multiple changes to our operation and pricing plans due to regulatory changes or in response to the changing conditions in the markets in which we operate, and the involvement of thousands of sales and customer service representatives in the sale process and after sale contacts with our existing or prospective customers - all increasing the risk of discrepancies between a pricing plan and the information processed by our internal information systems occurring or inadequate information provided, despite our continued efforts to the contrary - we are subject to the risk of a large number of lawsuits, including class action suits by consumers and consumer organizations, with respect to billing and other practices, such as customer care practices, marketing, including mass media marketing as well as sending commercial messages to customers, data collection and usage practices, including for commercial purposes, offering practices of products and services, including third parties' products and services and practices related to the provision of such services to our customers, such as disclosure requirements. In addition, with respect to practices governed by our licenses or other regulation, we are also subject to the risk of monetary and other regulatory sanctions. See "We operate in a heavily regulated industry, which can harm our results of operations. In recent years, regulation in Israel has materially adversely affected our results" above. These actions are costly to defend and could result in significant judgments against us. Recent years were characterized by a substantial increase in the number of requests for certification of class actions filed and approved in Israel in general, and also against us, the greater involvement of consumer organizations (by filing such suits, opposing settlement agreements and advocating the filing of lawsuits) and the Advocate General (opposing settlement agreements). All of this increases our legal exposure and our legal costs in defending against such suits, which as a result may materially and adversely affect our financial results. This trend is expected to continue. In addition to two class actions approved against us in 2011 and 2013, we have entered into several settlement agreements, mostly for immaterial sums and are currently engaged in dozens of purported class action suits as a defendant, many of which are for substantial amounts. Should these requests to certify lawsuits against us as class actions are approved and succeed, this may have a material adverse effect on our financial results. For a summary of certain material legal proceedings against us, see "Item 8 – Financial Information - A. Consolidated Statements and Other Financial Information –Legal Proceedings".

Further, predefined damages (set forth in the Consumer Protection Law as of 2013) for a discrepancy from a customer's pricing plan, remedied after the customer complained, may aggregate to substantial amounts if paid to numerous customers on multiple occasions, more so if a bill aiming to impose substantially increased predefined damages for any discrepancy from the customer's pricing plan, proposed in 2014 by the Ministry of Communications, is adopted.

We employ thousands of employees and are therefore subject to the risk of employee lawsuits, including class action suits by employees.

We are subject to the risk of intellectual property rights claims against us, in relation to our TV service and other content related services, including video, photographs, music, music-related or other content we purchase from third party content providers. These claims may require us to initiate or defend protracted and costly litigation, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages or may be required to obtain licenses for the infringing product or service, which, if in substantial sums, could harm our results of operations. If we cannot obtain all necessary licenses on commercially reasonable terms, we may be forced to stop using or selling the products and services. We may not have insurance coverage for these types of claims.

Our operations are dependent on complex technology and information systems.

Our operations are dependent on a number of complex technological systems. The offering of bundles of services by us and Netvision, following our merger, increased the number of complex technological systems involved in providing service to our customers and in the billing process of our customers, resulting in some cases in cumbersome procedures, inefficient usage of resources and lack of uniformity. The occurrence of malfunctions in such complex and ever changing and expanding systems is inevitable. In addition, we are considering implementing one Customer Relation Management, or CRM system for both companies, which may result in larger expenditures than anticipated, require significant management attention that would otherwise be available for our ongoing business, or lead to unforeseen operating difficulties and malfunctions, which may lead to loss of revenues, legal claims and regulatory sanctions. For additional details regarding our information systems agreements, see "Item 4. Information on the Company - B. Business Overview - Network and Technology - Information technology". A malfunction in any of our systems which severely impacts our ability to provide products and services to our customers or adequately bill them, may result in loss of revenues to us, may adversely impact our brand and service perception, and expose us to legal claims, all of which may adversely affect our results of operations.

Our operations are dependent on various information systems. We have experienced, and continue to experience, various forms of cyber attacks on a frequent basis. The unauthorized entry to or disruption of operation of these information systems, including due to cyber attacks, may result in damage to us and our customers. Such damages could include our inability to provide certain services without disruptions, if at all, our inability to bill for services rendered, loss of data to us and our customers or abuse of customers' data, all of which may expose us to legal claims and liabilities. Further, any successful attacks on Netvision's customers' information systems, protected by Netvision's data security products, may also expose Netvision to legal claims and liability.

There are certain restrictions in our licenses relating to the ownership of our shares. As a result of a change in control of IDB, we are currently not in compliance with the terms of our licenses.

Our cellular license restricts ownership of our ordinary shares and who can serve as our directors as follows:

·	our founding shareholder, Discount Investment Corporation Ltd., or DIC (or its transferee or transferees, if approved in advance by the Ministry of Communications as "founding shareholders"), must own at least 26% of each of our means of control;

·	Israeli citizens and residents among our founding shareholders (or their approved transferees) must own at least 20% of our outstanding share capital and each of our other means of control (DIC has agreed to comply with this requirement);

·	a majority of our directors must be Israeli citizens and residents;

·	at least 20% of our directors must be appointed by Israeli citizens and residents among our founding shareholders; and

·	we are required to have a committee of our Board of Directors that deals with matters relating to state security, which must be comprised of at least four directors (including an external director) having the requisite security clearance by Israel’s General Security Service.

If these requirements are not complied with, we could be found to be in breach of our license and our license could be changed, suspended or revoked.

As a result of a rights offering effected by IDB in February 2015 and the subsequent purchase of IDB shares previously indirectly held by Mr. Ben Moshe, one of IDB's controlling shareholders at the time, by corporations controlled by Mr. Elsztain, the other controlling shareholder in October 2015, the control of IDB and consequently indirectly of us, has changed and requires the approval of the Ministry of Communications, including in relation to the Israeli holding requirements included in our communications licenses since Mr. Elsztain is not an Israeli citizen and resident. We have filed a formal request with the Ministry of Communications for its approval of such changes, which includes a request to amend our communications licenses, including with regard to the Israeli holdings requirement set forth in such licenses and an extension period in order for us to comply with the updated provisions (which has not been granted yet). See "Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders." If our request is not granted and some other accommodation is not provided by the Ministry of Communications, we may face sanctions, which, according to the terms of our licenses, could include the suspension or revocation of our licenses.

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

If our service is to be determined by the Israeli Government to be an "essential service", the Prime Minister and the Ministry of Communications could impose additional limitations including a heightened requirement of Israeli ownership of our ordinary shares.

Although our articles of association contain certain provisions that are aimed at reducing the risk that holdings or transfers of our ordinary shares will contravene our license, we cannot entirely control these and other matters required by our license, the violation of which could be a basis for suspending or revoking our license. Our other licenses and Netvision's licenses contain similar restrictions. See also "Item 4. Information on the Company – B. Business Overview – Government Regulations - Our Principal License" and "-Other Licenses" and "Item 4. Information on The Company – B. Business Overview – Netvision".

We may be adversely affected by the significant technological and other changes in the cellular communications industry.

The telecommunications market is known for rapid and significant technological changes and requires ongoing investments in advanced technologies in order to remain competitive. In recent years we have witnessed a growing demand for Internet, content and data through advanced third and fourth generation cellular phones, smartphones, modems, tablets and other devices using cellular data that resulted in a rapid and immense growth of data traffic on cellular networks and required cellular operators to upgrade their networks to accord such demand. Transfer of subscribers to unlimited packages of services and national roaming on our network, have contributed to the substantially growing demand for data traffic on our network, as well as to voice and text messages. We estimate that data traffic will continue to rapidly grow in the future. To meet the growing demand for cellular data traffic, we are required, among others, to continue our investment in our 4G network and upgrading our transmission network, to allow larger capacity and higher data speed rates. In addition, as in order to provide optimal performance, our LTE network requires additional frequencies to those allocated to us under the LTE frequencies tender (as the Ministry of Communications expects us to evacuate 12 1800MHz which were allocated to us for our 2G network, to be used by our LTE network), we are in the process of allocating additional 1800MHz to our LTE network, in areas where lower usage of our 2G network, together with advanced and modern equipment and software features, allows such allocation, with negligible adverse effect to our 2G network performance. Nonetheless, such limited quantity of frequencies may adversely affect our network performance, specifically if we cannot use the LTE frequencies allocated to Golan pursuant to our pending agreement to purchase Golan or additional frequencies under a network sharing agreement, as our 4G network will have 15MHz at most (similar to Pelephone's network, unless Pelephone enters a network sharing agreement), whereas Partner and Hot's 4G combined network enjoys 20MHz, which may harm our competitive stance.

If we cannot obtain or maintain favorable arrangements with foreign telecommunications operators, our services may be less attractive or less profitable.

We rely on agreements with cellular providers outside Israel to provide roaming capabilities to our cellular subscribers in many areas outside Israel. We cannot control or compel the improvement of the quality of the service that they provide and it may be inferior or less advanced than the service that we provide. Some of our competitors may be able to obtain lower roaming rates than we do because they may have larger call volumes or can use more favorable agreements of their overseas affiliates. If our competitors’ providers can deliver a higher quality, more advanced or a more cost effective roaming service, then subscribers may migrate to those competitors and our results of operation could be adversely affected, more so if the proposed amendment to our license, allowing other operators to provide roaming services to our subscribers, will be adopted.

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

As of December 31, 2015, our total indebtedness was approximately NIS 3,788 million ($971 million), with our net debt at approximately NIS 2,747 million ($704 million). For additional details see "Item 5. Operating and Financial Review and Prospects. – B. Liquidity and Capital Resources – General". The indentures governing our debentures currently permit us to incur additional indebtedness (subject in some cases to certain limitations). Our substantial debt could adversely affect our financial condition by, among other things:

·	increasing our vulnerability to adverse economic, industry or business conditions, including increases in the Israeli Consumer Prices Index, or CPI, as approximately NIS 2,821 million ($723 million) is CPI linked

·	limiting our flexibility in planning for, or reacting to, changes in our industry and the economy in general;

·	requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, thus reducing the funds available for operations and future business development, as well as for dividend distribution; and

·	limiting our ability to obtain, or resulting in less favorable terms and pricing for, additional financing to operate, develop and expand our business or for refinancing existing debt.

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

Since 2011, we suffered a significant decrease in our operating results, following certain regulatory changes, intensified competition and price erosion (see "Item 4. Information on the Company – B. Business Overview –Competition" and "-Additional MNOs"). In May 2012 and in June 2013, the rating of our debentures was downgraded due to increased leverage and competitive pressure. This and any further downgrade in our rating, and any adverse change in our financial results, including any increase in our net leverage (defined in our series F through I indentures and other credit facilities as the ratio of net debt to EBITDA during a period of 12 consecutive months, excluding onetime influences), may adversely affect the terms and price of debt raised, particularly through the issuance of debentures to institutional investors, which, given the limitation on the ability of Israeli banks to lend money to us pursuant to the "Guidelines for Sound Bank Administration" issued by the Israeli Supervisor of Banks (as we are a member of IDB’s group of borrowers), may limit our ability to obtain additional financing to operate, develop and expand our business or to refinance existing debt.

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

A portion of our cash payments are incurred in, or linked to, foreign currencies, mainly U.S. dollars. In particular, in 2013, 2014 and 2015, payments denominated in, or linked to, foreign currencies, mainly U.S. dollars, represented approximately 24%, 20% and 24%, respectively, of our total cash outflow (including payments of principal and interest on our debentures). These payments included capital expenditures, some cell site rental fees, payments for roaming services and to equipment suppliers including handset and set-top boxes and content purchasing agreements (for our OTT TV service) suppliers and part of our dividend payments. As almost all of our cash receipts are in NIS, any devaluation of the NIS against the foreign currencies in which we make payments, particularly the U.S. dollar, will increase the NIS cost of our foreign currency denominated or linked expenses and capital expenditures.

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

In February 2006, we adopted a dividend policy targeting a payout ratio of at least 75% of our net income in each calendar year, subject to any applicable law, our license and contractual obligations and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. Our series F through I indentures and other credit facilities contain a covenant not to distribute more than 95% of the profits available for distribution according to the Israeli Companies Law 1999, or Companies Law, or Profits. Moreover, under such indentures and other credit facilities, if our net leverage (defined as the ratio of net debt to EBITDA during a period of 12 consecutive months, excluding certain one-time effects) exceeds 3.5:1, we may not distribute more than 85% of our Profits and if our net leverage exceeds 4.0:1, we may not distribute more than 70% of our Profits. For additional details see "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service". In addition, our license requires that we and our 10% or more shareholders maintain at least $200 million of combined shareholders’ equity. Dividend payments are not guaranteed and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends or to pay dividends at a ratio to net income that is less than that paid in the past. Since 2012 our board of directors declared a dividend for the first quarter of 2012 and third quarter of 2013 only, constituting 75% of our net income and part of our retained earnings from earlier periods, respectively, whereas for the other quarters of 2012 and 2013 and in 2014 and 2015, our board of directors chose not to declare dividends, given the intensified competition and its adverse effect on our results of operations and in order to strengthen our balance sheet. See "Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy".

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

We rely on a limited number of suppliers for key equipment and services. We do not own our own infrastructure in the landline market and are dependent on infrastructure providers.

We depend upon a small number of suppliers to provide us with key equipment and services. For example, Nokia Solutions and Networks Israel, or NSN, provides our network system based on LTE technology and GSM/GPRS/EDGE technology, our UMTS/HSPA core system, part of our radio access network and related products and services, and our landline New Generation Network system, or NGN system; LM Ericsson Israel, or LM Ericsson, supplies part of our radio access network and related products and services based on UMTS/HSPA technology and our OTT TV services platform; Alcatel Lucent Israel Ltd., or Alcatel Lucent and Cisco Systems, Inc., or Cisco provide our Carrier Ethernet network and SDH equipment for our transmission network; and Be’eri Printers provides our printing supplies and invoices as well as the distribution, packaging and delivery of invoices and other mail to the postal service distribution centers. In addition, we lease a small portion of our transmission capacity from Bezeq, the incumbent landline operator. Our OTT TV services are further dependent on the Israeli Second Radio and Television authority, the authority responsible for linear channels of the Digital terrestrial television (DTT) broadcasting in Israel.

We are further dependent on infrastructure providers for our (including Netvision's) ISP, ILD, landline telephony (using Voice over Broadband, or VOB technology), broadband infrastructure (using the VDSL landline wholesale market) and OTT TV services. Those providers include Mediterranean Nautilus Ltd. and Mediterranean Nautilus (Israel) Ltd., or collectively Med Nautilus, which connects the Israeli internet network to the "entry points" of the global internet network, as well as Israeli telephony, via an underwater communications cable, and Bezeq and Hot, which provide broadband infrastructure in Israel. Since the launch of the landline wholesale market, we are dependent on Bezeq for the provision of our broadband infrastructure services as well. Should an effective telephony service be provided under the wholesale market and the wholesale market effectively apply to Hot as well, we would be dependent on them for such services as well. These suppliers have suffered labor disruptions, stoppages and slowdowns and may experience them in the future as well. See also "Item 4. Information on The Company – B. Business Overview – Netvision".

In general, if these suppliers fail to provide equipment or services to us that meet requisite quality standards or on a timely basis, or at unfavorable terms to us, we may be unable to provide services to our subscribers in an optimal manner until an alternative source, if one is available, can be found or the situation is rectified, which may harm our ability to compete and result in loss of customers and revenues or place our licenses at risk of revocation for failure to satisfy the required service standards and subject us to customers' lawsuits.

In addition, our cellular end-user equipment sales have been dominated in recent years by Apple and Samsung products, representing over half of our handset sales. See "Item 4. Information on the Company - B. Business Overview - Handsets" for additional details. Advanced Digital Broadcast S.A., or ADB, provides our set-top boxes for our OTT TV services and Altech Multimedia (Pty) Ltd., or Altech, will provide our set-top boxes in the near future. Vubiquity Management Ltd., or VU, provides us with international content and content operation services for our OTT TV services. Should any of these suppliers refuse to sell equipment or content, as applicable, to us, condition such sales on unfavorable terms and conditions or provide our competitors with more favorable terms and conditions, or if these suppliers fail to produce successful and desirable products or content when no equivalent alternatives are available, this could have a material adverse effect on our handset sales or OTT TV services revenues, as applicable, and results of operations. In addition, any regulatory change which will prevent our customers from using the DTT or condition such usage on unfavorable terms, degradation of service quality, or labor disputes may adversely affect our services, which may harm our ability to compete and result in loss of customers and revenues.

Our investment in new businesses involves many risks.

We have invested and expect to continue to invest in exploration and development of new business opportunities in order to extend and complete our capabilities and offerings, such as our OTT TV solution, which we launched in December 2014. Such endeavors may involve significant risks and uncertainties, including shift of management attention from our ongoing business, loss of focus of our sales and marketing efforts on our main businesses due to attention given to new businesses, insufficient revenues to offset liabilities assumed and expenses associated with these new investments, adversely affecting our cash flow, especially in businesses that require long term and fixed cost such as for the purchase of content in favor of our OTT TV services, inadequate return of capital on our investments, regulatory changes which may impose additional burdens than those planned, inability to effectively compete with incumbent providers or new competitors entering the market, and unidentified issues not discovered in our due diligence of such strategies and offerings, such as unforeseen operating difficulties and large expenditures. Because these new ventures are inherently risky, no assurance can be given that such strategies and offerings will be successful and will not materially adversely affect our reputation, financial condition, and operating results. Moreover, entry into such new ventures may trigger increased competitive pressure by the incumbent providers of competing services on our core business, aiming at preventing our efforts to compete with them at the relevant market, as triggered in December 2014 by Hot after the launch of our OTT TV services.

We are a member of the IDB group of companies, a large and highly regulated Israeli business group, which may limit our ability to expand our business, to acquire other businesses or raise debt. The effects on us of IDB's financial condition are unclear.

We are an indirect subsidiary of IDB Development Corporation Ltd., or IDB, large and highly regulated Israeli business group. In May 2014, a creditors' arrangement for IDB Holding Corporation Ltd., or IDB Holding, was consummated, and since the third quarter of 2014, IDB's financial statements include a note regarding the existence of significant doubts as to its ability to continue as a going concern due in part to its liquidity condition. In January 2016, the rating of IDB's debentures was further downgraded due to the rating agency's assessment of an additional erosion in IDB's liquidity profile and increase in the risk for insolvency. In March 2016, the rating of DIC's debentures was also further downgraded due to the rating agency's assessment of an insufficient improvement in the DIC's financial flexibility and relatively weak liquidity. IDB's and DIC's financial condition could have an adverse effect on our debentures rating, or on the terms of any new debt raised. In addition, pursuant to the "Guidelines for Sound Bank Administration" issued by the Israeli Supervisor of Banks, the amount that an Israeli bank may lend to one group of borrowers and to each of its six largest borrowers is limited. Since we are a member of IDB’s group of borrowers, these guidelines may limit the ability of Israeli banks to lend money to us.

Under the Law for the Promotion of Competition and the Mitigation of Concentration, or the Concentration Law, competitive and control concentration factors, both of a certain market and generally, are to be taken into consideration prior to allocation of rights in public assets (including in the communications field) by the relevant governmental authorities, to entities considered to be 'concentrated entities'. Being a subsidiary of IDB, we were included in the list of concentrated entities published in December 2014 to which such requirements apply. This may adversely affect the renewal of our licenses and allocation of additional frequencies to us, which may have an adverse effect on our business. See also "Risks Relating to Our Ordinary Shares - Recent Legislation in Israel affecting corporate conglomerates, could adversely affect us" below.

Due to the limited size and high level of regulation of the Israeli market, and the communications market in particular, our being a member of the IDB group of companies may limit our ability to expand our business in the future, form joint ventures and strategic alliances and conduct other strategic transactions with other participants in the Israeli communications market. Specifically, it may hinder the approval of our agreement to purchase Golan.

We are controlled by a single shareholder who can significantly influence matters requiring shareholders’ approval.

As of December 31, 2015, Discount Investment Company, or DIC held, directly and indirectly, approximately 41.77% of our outstanding share capital. Pursuant to shareholders agreements among DIC and certain of our minority shareholders, who in the aggregate own approximately 3.39% of our ordinary shares, DIC has been granted the voting rights in respect of those shares. In addition to DIC’s shareholdings and such additional voting rights, it has the right to appoint the 20% of our directors that we are required by our license and articles of association to have appointed by Israeli citizens and residents among our founding shareholders. Accordingly, subject to legal limitations, DIC has control (as the term "control" is defined in the Israeli Securities Law; namely the ability to direct a company's activities) over all matters requiring shareholder approval, including the election and removal of our directors (other than external directors) and the approval of significant corporate transactions. This concentration of ownership could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.

Recent legislation in Israel affecting corporate conglomerates, could adversely affect us.

In December 2013, the Concentration Law was enacted by the Israeli parliament. The law, in material part: (1) imposes limitations on the holdings by a significant corporation that is not in the financial sector in a significant corporation in the financial sector or the holdings of both kinds of corporations under common control and on the possibility of serving as a director in both a significant non-financial corporation and a significant financial corporation; (2) imposes a two layer limitation on the total number of reporting corporations (layers) in pyramidal structure (for existing pyramidal structures of three layers - after a transition period of six years and of four layers – after a transition period of four years); (3) strengthens the corporate governance rules applicable to public companies in Israel, and sets additional limitations on certain transactions in which a controlling shareholder has a personal interest, strengthens the independence requirements of external directors and requires that as of September 2014 and during the said transition period in companies that are third layer and up in a pyramidal structure - the majority of the board of directors be independent, as defined in the Israeli Companies Law, and that the number of external directors be half the number of the company's directors less one (rounded upward) but not less than two; (4) authorizes the Israeli Minister of Finance or bodies authorized by it to set limitations regarding the aggregate credit that may be provided by financial institutions to a corporation or a business group (defined as a controlling shareholder and the corporations under its control); and (5) sets additional procedures including involving the committee of mitigation of concentration designated to take into consideration competitive and control concentration factors prior to any allocation of rights in public assets (including in the communications field) by the relevant governmental authorities. We are a third layer company in the pyramidal structure of the IDB group and were included in the list of concentrated entities published in December 2014 to whom such requirements apply. Accordingly, in September 2014 we changed the composition of our board of directors to accord with the requirements of the Concentration Law, and IDB and DIC have until December 2019 to cause us to cease being a third layer company. IDB and DIC have announced that they are reviewing possible ways to achieve this goal without having to forfeit control of us, such as by merging with each other or by taking IDB or DIC private. There can be no assurance how or when this would occur, if at all. In March 2016, IDB announced that the Israeli court approved an arrangement for the purchase of all of IDB's shares from the public by Dolphin Netherlands, pursuant to which companies indirectly controlled by Eduardo Elsztain will own all the shares of IDB as of the end of March 2016. However, since IDB's debentures will continue to be publicly traded, we will still be considered a third layer company. In addition, the new procedures set in the law in relation to allocation of rights in public assets, could have an adverse effect on our ability to renew our cellular license, receive additional frequencies or purchase Golan. The law may also adversely affect our ability to raise debt or other aspects of our business.

Risks Relating to Operating in Israel

We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel.

Our operations, our network and some of our suppliers are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon). Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and could make it more difficult for us to raise capital. A substantial part of our network and information systems is located within range of missile strikes from the Gaza Strip and Lebanon. Any damage to our network or information systems may damage our ability to provide service, in whole or in part or otherwise damage our operation and could have an adverse effect on our business, financial condition or results of operations.

More generally, any armed conflicts, terrorist activities or political instability in the region would likely negatively affect business conditions and could harm our results of operations, including following termination of such conflicts, due to a decrease in the number of tourists visiting Israel. Such adverse effects may also occur due to the increasing criticism of Israel in the international community. Since the end of 2010 several countries in the region, including Egypt and Syria, have been experiencing increased political instability, which led to changes in government in some of these countries, the effects of which are currently difficult to assess. The absence of a stable government in certain Middle Eastern countries has enabled the development of extremist groups, which could threaten Israeli interests. In addition, Iran has threatened to attack Israel and is suspected to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may affect Israel and us.

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

The Communications Law grants the Prime Minister of Israel the authority, for reasons of state security or public welfare, to order a telecommunications license holder to provide services to security forces, to perform telecommunications activities or to establish a telecommunications facility as may be required for the security forces to carry out their duties. Further, the Israeli Equipment Registration and IDF Mobilization Law, 1987, also permits the registration of engineering equipment and facilities and the taking thereof for the use of the Israel Defense Forces. This law further sets the payment for use and compensation for damages caused to the operator as a result of such taking. Our general license also permits the Israeli Government, during national emergencies or for reasons of national security, to take all necessary actions in order to ensure state security, including taking control of our network, and requires us to cooperate with such actions. If national emergency situations arise in the future and if we are to be subject during such time to any of the foregoing actions, this could adversely affect our ability to operate our business and provide services during such national emergencies and adversely affect our business operations. Our other licenses and Netvision's licenses (excluding our ISP licenses) contain similar restrictions. See also "Item 4. Information on the Company – B. Business Overview – Government Regulations ― Our Principal License", "Other Licenses" and "– Netvision".

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

Risks Related to the Proposed acquisition of Golan Telecom Ltd.

Failure to consummate the acquisition could negatively impact the price of our ordinary shares and our future business and financial results.

In November 2015, we entered an agreement for the purchase of Golan, one of our competitors. The consummation of the acquisition may be delayed, the acquisition may be consummated on terms different than those contemplated by the purchase agreement, or the acquisition may not be consummated at all. In particular, we have not received regulatory approval for the acquisition of Golan. There is no assurance that the acquisition will be approved by the Israeli regulators and we anticipate that obtaining such approvals will be challenging, specifically in light of the strong opposition to the transaction, led by the Ministry of Treasury. The current market price of our ordinary shares may reflect a market uncertainty as to whether the acquisition will occur, and a failure to consummate the acquisition could result in a significant decline in the market price of our ordinary shares and a negative perception of us generally. Any delay in the consummation of the acquisition or any uncertainty about the consummation of the acquisition could also negatively impact our share price and future business and financial results.

Also, if the acquisition is not approved and we cannot maintain the national roaming revenues we currently enjoy or an equivalent compensation (with revenues from recruiting part of Golan's subscribers not being an adequate relief), it may substantially adversely affect our revenues and profitability and if such decision results in Golan's insolvency, we may face difficulties in the collection of Golan's debt to us. For additional details, see "Item 4. Information on the Company – B. Business Overview "- Agreement for the Purchase of Golan".

Failure to successfully execute or attain strategic objectives from our acquisition and growth strategy may adversely affect our financial condition and results of operations

Even if the acquisition is successfully executed, we may face subsequent difficulties in optimizing the operations of Golan and may experience unanticipated risks or liabilities that were not discovered, accurately disclosed or sufficiently assessed during the due diligence process. Moreover, even if Golan is successfully acquired, the business may ultimately fail or fall short of achieving our strategic objectives for the transaction over the long term.

Any failures in the execution of the transaction or in achieving our strategic objectives with respect to the acquisition could result in slower growth, higher than expected costs, the recording of asset impairment charges and other actions which could adversely affect our business, financial condition and results of operations.

The proposed acquisition entails various risks, which include but are not limited to:

·	the regulatory or other approvals required for the proposed acquisition may not be obtained, specifically in light of the strong opposition to the transaction, led by the Israeli Ministry of Treasury, or may be obtained subject to conditions that are not anticipated, or another condition to the closing of the proposed acquisition may not be satisfied, resulting in delays or ultimate failure of consummating a proposed acquisition;

·	the lengthy, uncertain process of pursuing the purchase could disrupt relationships between us and Golan’s customers, suppliers and employees, distract our or Golan’s management from operating the business, and could lead to additional and unanticipated costs;

·	the financing of the acquisition, if consummated, is expected to increase the level of our net debt and adversely affect the net debt to EBITDA ratio, included in our debentures and other credit facilities. See "Item 5. Operating and Financial Review and Prospects. – B. Liquidity and Capital Resources – Debt Service";

·	Golan may be unable to retain and hire key personnel and/or maintain its relationships with customers, suppliers and other business partners pending the consummation of the proposed acquisition by us;

·	after the consummation of the acquisition, we may be unable to retain Golan’s key personnel, existing customers, suppliers and other business partners or attract new customers;

·	failure to achieve the targeted growth and expected benefits of the acquisition of Golan if sales of Golan’s services are lower than anticipated;

·	undiscovered or unanticipated risks and liabilities, including legal and compliance related liabilities, may emerge in connection with the acquisition, or may be higher than anticipated; and

·	even after successfully completing the acquisition, the anticipated benefits of the acquisition may ultimately prove to be less than anticipated.

For additional risks in relation to the Golan acquisition, see also "-We face intense competition in all aspects of our business" and "-We may be adversely affected by the significant technological and other changes in the cellular communications industry" above.

Risks Relating to Our Ordinary Shares

A substantial number of our ordinary shares could be sold into the public market, which could depress our share price.

Our largest shareholder, DIC, holds approximately 41.77% of our outstanding ordinary shares, as of December 31, 2015. The market price of our ordinary shares could decline as a result of future sales by DIC or other existing shareholders or the perception that these sales could occur. DIC sold approximately 5% of our outstanding shares outside the United States in 2011 and approximately 1.7% of our outstanding shares in 2013. In addition, under our recent agreement for the purchase of Golan, if approved and consummated, Golan's shareholders will be entitled to up to NIS 400 million in our shares (in accordance with a calculation mechanism set in the agreement), which they may sell after the lapse of two years from closing. See "Item 4. Information on the Company - B. Business Overview – General -

Agreement for the Purchase of Golan". Sales may be made pursuant to a registration statement, filed with the U.S. Securities and Exchange Commission, or the SEC, pursuant to the terms of a registration rights agreement or otherwise, or in reliance on an exemption from the registration requirements of the Securities Act, including the exemptions provided by Rule 144. Any decline in our share price could also make it difficult for us to raise additional capital by selling shares.

In addition, under our 2006 option plan and 2015 option plan, options are subject to vesting schedules but vesting will be accelerated upon certain events, including any sale or other disposition, of all or substantially all, of the outstanding shares of us. As of December 31, 2015, we had 2,873,190 shares reserved for issuance upon the exercise of options. See "Item 6. Directors, Senior Management and Employment – E. Share Ownership – 2006 Share Incentive Plan".

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

In February 2007, we listed our shares on the NYSE and in July 2007, we dual listed our shares on the Tel Aviv Stock Exchange, or TASE, and began applying the reporting leniencies afforded under the Israeli Securities Law to companies whose securities are listed both on the NYSE and the TASE.

DIC, a subsidiary of IDB, currently directly and indirectly holds approximately 41.77% of our share capital and the voting rights in respect of an additional approximately 3.39% of our share capital.

As of the date of this Annual Report on Form 20-F, there has been no indication of any public takeover offer by any third party, in respect to our ordinary shares, or by us, with respect to another company’s shares.

We hold one of the five general licenses to provide cellular telephone services in Israel in addition to four MVNO providers. Our cellular license was granted by the Ministry of Communications in 1994 and is valid until 2022.

On August 31, 2011, we completed the acquisition of 100% of the share capital of Netvision, a major Israeli ISP and ILD services provider, for a total consideration of approximately NIS 1.57 billion ($404 million). Since prior to the merger transaction, the IDB Group controlled both Netvision and us, the merger transaction was approved as a related party transaction under Israeli law. For further details, see Item 7. B "Related Party Transactions". For further details on Netvision, see "Item 4.B -Business Overview - Netvision".

Since 2012 we have suffered radical adverse changes to our results of operations, following regulatory changes, which also facilitated the entry of additional competitors, a dramatically increased competition and continued price erosion, resulting in a decrease in our EBITDA for 2012, 2013, 2014 and 2015 by 19.1%, 23.8%, 4.0% and 32%, respectively, in comparison to the previous year, despite continued implementation of aggressive efficiency measures in order to mitigate those adverse effects,. We intend to continue to implement organizational and personnel changes in our continued effort to mitigate the adverse effects of the increased competition in all areas in which operate. We cannot guarantee the success of these measures.

In December 2014 and May 2015, we entered the TV and internet infrastructure markets, respectively, which completed our communications offering to include all communications services in Israel.

In June 2015, we entered an agreement to purchase Home Cellular Ltd., one of the four MVNO's operating in the Israeli cellular market, for an immaterial sum. The agreement is subject to the approval of the Ministry of Communication.

In November 2015, we entered an agreement for the purchase of Golan, one of the other four MNO's operating in Israel. If approved by the regulators and consummated, we expect our purchase of Golan to, among other benefits, increase our cellular subscriber market share and our revenues, provide us with opportunities to offer our other services and products to Golan's subscribers and provide opportunities for cost synergies. See Item 3. Key Information – D. Risk Factors – Risks Related to our Business - We face intense competition in all aspects of our business" and "Item 4. Information on the Company - B. Business Overview – General - Agreement for the Purchase of Golan" and "-Competition" for additional details.

Principal Capital Expenditures

Our accrual capital expenditure in 2013, 2014 and 2015 amounted to NIS 384 million, NIS 487 million and NIS 396 million, respectively. Accrual capital expenditure is defined as investment in fixed assets and intangible assets, such as spectrum licenses, rights of use of communications lines, cellular networks' enhancement and expansion and development of new products, set-top boxes for our TV services and routers for our landline services.

B.	BUSINESS OVERVIEW

General

We are the largest provider of cellular communications services in Israel based upon number of subscribers and estimated market share as of December 31, 2015. Upon launch of our services in 1994, we offered significantly lower prices for cellular communications services than the incumbent provider and transformed the nature of cellular telephone usage in Israel, turning it into a mass market consumption item. We surpassed the incumbent cellular operator and became the market leader in terms of number of subscribers in 1998 and, despite the entry of additional competitors, we have continued since then to have the highest number of subscribers. As of December 31, 2015, we provided services to approximately 2.835 million subscribers in Israel with an estimated market share of 27%. Our closest competitors – Partner and Pelephone - had estimated market shares of 26% and 25%, respectively. Hot Mobile was estimated to have a market share of 11.6%, Golan was estimated to have a market share of 8.5% and the MVNOs together, were estimated to have a market share of 1.6%. These estimates are based on the public reports of other operators and our estimate of the market share of the operators who do not publish reports.In the year ended December 31, 2015, we generated revenues of NIS 4,180 million ($1,071 million), EBITDA of NIS 872 million ($223 million), and operating income of NIS 310 million ($79 million). See note 2 to the table in "Item 3. Key Information – A. Selected Financial Data" for a definition of EBITDA. Since 2012 our results of operations were adversely affected by the increasing competition which led to accelerated price erosion and increased churn rate. We estimate that the intensified competition will continue to adversely affect our results in the future. See "Item 5. Operating and Financial Review and Prospects. – A. Operating Results – Overview –General ". We sell our various services on a stand-alone basis or bundled with certain other services offered by Netvision and us.

We offer a broad range of cellular services through our 2G and 3G cellular networks covering substantially all of the populated territory of Israel and our 4G network launched in 2014 and covering most of the population of Israel. These services include basic and advanced cellular telephone services, text and multimedia messaging services and advanced cellular content and data services. We also offer international roaming services in 181 countries as of December 31, 2015. We offer our subscribers a wide selection of handsets from various leading global manufacturers, as well as repair services on most handsets we offer. We also offer landline transmission and data services to business customers and telecommunications operators and, since July 2006, we offer landline telephony services. Since December 2014 we also offer OTT TV services and since February 2015 we (and Netvision) offer internet infrastructure services through the landline wholesale market (bundled with Netvision's ISP service or – more recently - through triple play packages which also include OTT TV services and VOB).

Through our wholly owned subsidiary Netvision, we offer ISP, ILD, landline telephony (VOB) and teleconferencing services. Additional services include cloud services and data protection products solutions based on products and services offered by us and by third party vendors. For further details on Netvision's business and operations, see "- Netvision" below.

In November 2015, we entered an agreement with Golan and its shareholders for the purchase of 100% of the shares of Golan for the sum of NIS 1.17 billion (subject to certain adjustments). The agreement is subject to certain conditions including the receipt of regulatory approvals. For additional details see " –Agreement for the Purchase of Golan" below.

The following table presents our number of cellular subscribers and revenues for each of the last five years:

	Year Ended December 31,
	2011	2012	2013	2014	2015
Cellular subscribers (end of period) (in thousands)(1)	3,349	3,199	3,092	2,967	2,835
Revenues (in NIS millions)	6,506	5,938	4,927	4,570	4,180

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

Business Strategy

Our goal is to strengthen our position as a leading Israeli telecommunications group. The principal elements of our business strategy are as follows:

·	Offering our customers comprehensive telecommunications solutions. We offer our customers a wide range of cellular and landline telecommunications services. We focus our offerings on bundles of services, which as of May 2015 also included triple play bundles of internet infrastructure (through the landline wholesale market using Bezeq's VDSL infrastructure) and ISP, landline telephony and TV services), as they enhance customer loyalty to us. We also offer a one stop shop for the group's portfolio of services, in both customer service and sales. In addition, we intend to continue to leverage our leading position and large market share in those businesses for cross-sales and the offering of new services which are found to be synergistic to those businesses, such as our OTT TV services and internet infrastructure services, in order to increase our overall revenues and market share.

·	Growing in wireline services. We intend to continue to expand our landline business with both private and business customers. For private customers, we provide Internet infrastructure (via Bezeq's infrastructure through the wholesale market) and ISP, home telephony services (VOB, via Bezeq's and Hot's infrastructure), OTT TV services as well as ILD services. For business customers, we provide a wide range of telecommunications services, including Internet infrastructure (via Bezeq's VDSL infrastructure through the wholesale landline) and ISP, transmission services, ILD, landline telephony services, as well as hosting and data security services. These, combined with approximately 1,780 kilometer inland fiber-optic network, our microwave infrastructure, and Netvision's high penetration in business parks and industrial centers, provide us with the ability to selectively offer cost-efficient landline telecommunications solutions to business customers and integrated offerings of landline and cellular services.

·	Optimization of cost structure. We continue our efforts to reduce costs and improve our efficiency. In 2015, we continued taking other aggressive efficiency measures, through adjustments to the existing head count, a reduction in overhead expenses and improvement of work processes. We plan to continue streamlining our costs in 2016, including organizational and personnel changes, and also through our agreement to purchase Golan, if approved and executed.

Agreement for the Purchase of Golan

In November 2015, we entered an agreement with Golan and its shareholders for the purchase of 100% of the shares of Golan, for the sum of NIS 1.17 billion, or Purchase

Agreement and Purchase Price, respectively. The Purchase Price is subject to certain adjustments, including due to specified material adverse events with respect to Golan.

Golan is one of the four other MNOs operating in Israel in addition to us. It launched operations in 2012 with a strong brand recognized for low-cost services, and primarily provides cellular services to approximately 900,000 customers (as of November 2015), with a comparatively low churn. For the year ended December 31, 2014 and the six months ended June 30, 2015, Golan's revenues were NIS 395 million and NIS 243 respectively, and net profit was NIS 21 million and NIS 2 million, respectively (according to information provided by Golan to us).

If approved by the regulators and consummated, we expect our purchase of Golan to, among other benefits, increase our cellular subscriber market share and our revenues, provide us with opportunities to offer our other services and products to Golan's subscribers and provide opportunities for cost synergies.

The purchase of Golan is another step in turning us into a leading telecommunication group that provides high value at low prices to the Israeli consumer. We intend to operate Golan Telecom as an independent company.

The main provisions of the Purchase Agreement include:

·	Up to NIS 400 million out of the Purchase Price shall be paid in the form of a mandatorily convertible 5 year note issued to the sellers by us. The note shall be repaid through the issuance of our ordinary shares. The sellers may request conversion or assign the note at any time after the second anniversary of the closing date, at which time, we may elect, at our sole discretion, to repay the sellers by the equivalent market value of the shares, rather than issue the shares. Golan's shareholders will receive limited customary registration rights in relation to such shares.

·	Golan shall continue to purchase national roaming services from us, until the earlier of the closing date or a certain date specified in the Agreement following its termination date and as of January 2016, shall increase its monthly payment to us to approximately NIS 21 million, or Monthly Consideration. After closing, we shall no longer receive national roaming revenues. The parties further agreed to postpone the payment date for the difference between the sum Golan has been paying us and the sum it is obligated to pay us under the national roaming services agreement, which was set to NIS 600 million, until the earlier of the valid termination of the Purchase Agreement or the lapse of 12 months from the signing of the Purchase Agreement, if no closing is reached by then. The network sharing agreements between us and Golan are void.

·	The Purchase Agreement contains generally customary representations, covenants, indemnification arrangements, closing conditions and termination terms. Specific closing conditions include the receipt of the approvals of the Israeli Ministry of Communications and the Antitrust Commissioner, and absence of a material adverse change in Golan's condition, as defined in the Purchase Agreement. The Purchase Agreement can be terminated by either party if closing does not occur until the lapse of 12 months from the Purchase Agreement date.

We intend to finance the Purchase Price through a combination of equity and debt. We expect that in addition to the said NIS 400 million convertible note, we would issue approximately NIS 200 million of equity (which may include a rights offering) and will finance the remainder from internal sources and a debt raising.

There is no assurance that the Agreement shall be approved by the Israeli regulators, which we expect will be challenging, specifically in light of the opposition to the transaction, led by the Ministry of Treasury, nor as to the execution of such a sale.

For risks related to the purchase of Golan, see "Item 3. Key Information – D. Risk Factors – Risks Related to the Proposed Acquisition of Golan Telecom Ltd." above.

Cellular Services and Products

As of December 31, 2015, we provided cellular communications services to approximately 2.845 million subscribers, including basic cellular telephony services, text and multimedia messaging, data and other value-added services as well as handset sales. Not all services are supported by all handsets or by all of our networks.

We offer our cellular subscribers a variety of usage and sector pricing plans and bundles combining cellular services with other communications services that our group offers, such as Internet infrastructure and ISP, landline, ILD and OTT TV services for home and IP switchboard, Internet infrastructure and ISP landline and ILD services for the office. We offer two methods of payment: pre-paid and post-paid. Pre-paid services are offered to subscribers who pay for our services prior to obtaining them, usually by purchasing our "Talkman" pre-paid cards or "virtual" Talkman cards. Post-paid services are offered to subscribers who are willing to pay for our services through banking and credit arrangements, such as credit cards and direct debits. Price erosion and the marketing of unlimited packages, have resulted in a constant decline in our pre-paid subscriber base. In line with regulation, our pricing plans do not include a commitment to purchase our services for a predefined period, other than in large business agreements.

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

We also offer both an outbound roaming service to our subscribers when traveling outside of Israel and an inbound roaming service to visitors to Israel who can "roam" into our network. As of December 31, 2015, we had commercial roaming relationships with 546 operators in 181 countries based on the standard agreements of the GSM organization (an umbrella organization in which all the cellular operators operating with GSM technology are members). In addition, as of December 31, 2015, we had 3G roaming arrangements with 347 of these operators, in 114 countries, (some of them for 4G as well) enabling our 3G and 4G roamers to use data services in the respective countries and visiting roamers in Israel of these operators, to use our 3G and 4G services, respectively.

Value-added services

In addition to basic cellular telephony and data services, we offer many value-added services, such as SMS and MMS, cloud backup content services such as music downloads and "Cellcom TV" application. SMS is included in our "unlimited packages". We offer those services that we believe are likely to be popular with subscribers and benefit our business. Some of the value-added services that we offer are available only to subscribers who have supporting handset models and some are offered only to business subscribers.

To our business subscribers we also offer multi SMS, M2M, "Double Net" services allowing combined usage of cellular and landline networks in order to insure continuous service, work force management and vehicles management applications.

Handsets

We sell a wide selection of handsets (which for purposes of this report may include other types of communicationsend-user equipment, such as tablets) designed to meet individual preferences. Prices of handsets vary based on handset features and special promotions. We offer a variety of installment plans for handsets and discounts for short term installment plans, however in most cases, handsets are to be paid in 36 monthly installments. We offer a variety of handsets from world-leading brands such as Apple, LG, Nokia, Samsung, Sony, HTC, ZTE and Alcatel. The vast majority of our handset sales in 2015 have been by Apple and Samsung. The handset models we sell offer Hebrew language displays in addition to English, Arabic and Russian (in most of the models). We are also required to provide cellular services to subscribers who did not purchase their handsets from us, provided that the handset model complies with the standards set by the Ministry of Communications. We offer our subscribers repair services for most handsets, in approximately 28 locations, including through our wholly owned dealer, as well as by dispatch service. See also "Customer Care" below.

We also sell modems, tablets and smart watches to promote our data services. In addition, we sell added value products to our customers, such as smart watches.

Samsung International Co. Ltd. provides us Samsung products and spare parts for such products, under terms, including price of products, agreed between us and Samsung from time to time.

In 2013, we entered into an agreement with Apple Sales International for the purchase and distribution of iPhone products, respectively, in Israel. Under the terms of the agreement, we have committed to purchase a minimum quantity of  iPhone products, respectively, over a period of three years, which have represented a significant portion of our total cellular handsets purchase amounts, respectively, over that period.

Landline services

In addition to our cellular services, we provide landline telephony, transmission and data services, using our approximately 1,780 kilometers of inland fiber-optic infrastructure and complementary microwave links. We have offered transmission and data services since 2001, landline telephone service since July 2006, and advanced, voice and data landline services since 2008, both to selected business customers. Since May 2015 we (and Netvision) have offered internet infrastructure services through the landline wholesale market, using Bezeq's VDSL infrastructure. Netvision also offers landline services to both private and business customers, focusing on the private sector. For further details, please see "-Netvision" below. For additional details regarding the landline wholesale market and the possible effects of the provision of broadband infrastructure services by IBC on our landline business, see "Item 4. Information on the Company –Competition - Wireline".

As of December 2014, we are also offering OTT-TV services, branded 'Cellcom tv' to private customers and using Netvision's systems. Cellcom tv is an hybrid OTT-DTT TV service provided to the Israeli market. The service includes a set-top box that enables linear channels, including based on the Israeli Digital terrestrial television (DTT) broadcasting, Video on Demand library subscription (SVoD) that can be also accessed by smartphones and tablets (TV anywhere), access to internet video content from selected internet sites, music streaming service and additional advanced features such as personal video recorder, VoD playlist channels and connection to social networks, for a highly competitive price. Our VoD catalogue and linear channels offer international and local content from top content suppliers.

In 2012, Netvision entered an agreement with ADB, for the purchase and distribution of set-top boxes and ancillary products and services for our OTT TV services. In June 2015, Cellcom entered an agreement with Altech, for the same purpose.

In 2013, Netvision entered an agreement with VU, a leading international supplier of multiplatform video services and solutions, for the supply of international video content and content operation and management services. Under its agreement with VU, Netvision has committed to pay minimum amounts for such content and services. The Agreement is valid until the end of 2018, and may be terminated by Netvision at the end of 2017, subject to certain conditions; and thereafter is renewable for additional periods of one year each, unless terminated by either party, subject to prior notice.

Network and Technology

General

Our cellular network has developed over the years since we commenced our operations in 1994, and we now have dual cellular and wireline capabilities.

Our "fourth generation" LTE, or Long Term Evolution technology, was launched in August 2014, offers data throughput of up to 112 Mbps on the downlink path and up to 37 Mbps on the uplink path (voice services are provided through our 3G network). Our LTE network is covering most of the population of Israel and in 2016 we intend to continue the deployment of this network and allocate additional spectrum in the 1800 band (where possible) in order to enable higher data throughput rate.

Our "third generation" UMTS/HSPA+, or high-speed packet data access, technology, offers full interactive multimedia capabilities with current data rates of up to 42 Mbps on the downlink path and up to 5 Mbps on the uplink path. In 2016, we intend to continue to support the increasing demand for data traffic, while maintaining its quality of services. This network, considered to be a "3.9" technology, uses the same core as our GSM/GPRS/EDGE network and covers substantially all of the populated territory in Israel. Moreover, our UMTS/HSPA+ network supports types of services that require higher throughput and lower delay, such as video conferencing and provides an adequate fallback for our LTE network by means of smart features and network load sharing.

Our "second generation" GSM/GPRS/EDGE 1800MHz network allows for voice calls, data transmission and multimedia services, although at slower speeds than our LTE and

UMTS/HSPA+ networks. Our GSM/GPRS/EDGE technology is an advanced second-generation technology and considered to be a "2.75G" technology. It enables us to deliver multimedia and services at speed rates that are higher than the rates offered through regular "second generation" digital cellular technology. Packet data rates vary from 50 Kbps to 200 Kbps, depending mainly on handset capabilities. In addition, in the case of coverage gaps and for voice services supported by our GSM/GPRS/EDGE technology, the network provides an adequate voice fallback for our LTE and UMTS networks. Most of our traffic uses the UMTS/HSPA+ network with a continuous growth of data using our LTE network.

Our transmission network is comprised of approximately 1,780 kilometers of inland advanced fiber-optic cables that, together with our microwave infrastructure, enable us to provide our customers with telephony and high speed and high quality transmission and data services. Our transmission network is strategically deployed in order to cover the major portion of Israel’s business parks and permits us to provide our own backhaul services while reducing our need to lease capacity from Bezeq, the incumbent landline operator in Israel.

Our system for the provision of advanced centrex services based on cloud solutions to our business landline customers, is by Broadsoft Ltd.

Netvision's platform by LM Ericsson, allows the provision of our OTT TV services, together with the Israeli DTT infrastructure.

Cell sites sharing agreement

In September 2014, we entered into a co-operation agreement regarding maintenance services for passive elements of cell sites with Pelephone, including unifying passive elements and streamlining costs, through a common contractor. The contractor to be selected by an RFP process, will enter a separate agreement with each of us and Pelephone, generally for a period of at least 5 years. In July 2015, the Israeli Antitrust Commissioner approved the co-operation agreement for a period of ten years under certain conditions. However, we have been unable to progress its execution and can provide no assurance that such co-operation will occur in the future.

Infrastructure

We have built an extensive, durable and advanced cellular network system, enabling us to offer high-quality services to substantially the entire Israeli populated territory. We seek to satisfy quality standards that are important to our subscribers, such as high voice quality, high data rate packet sessions, low "blocked call" rate (average rate of call attempts that fail due to insufficient network resources), low "dropped call" rate (average rate of calls that are terminated not in the ordinary course) and deep indoor coverage. Therefore, we have made substantial capital expenditures and expect to continue to make substantial capital expenditures on our network system.

Our LTE network is covering most of the population of Israel and we cover substantially all of the populated areas of Israel with both our UMTS/HSPA+ network and our GSM/GPRS/EDGE network. Our LTE and UMTS/HSPA+ networks are mostly co-located with our GSM/GPRS/EDGE network. The supplier of our LTE network is NSN. The suppliers of our UMTS/HSPA+ network are Ericsson Israel (for part of our 3G radio access network) and NSN (for our core network and part of our radio access network). The supplier of our GSM/GPRS/EDGE network is NSN. Ericsson and NSN, each with respect to the network supplied by it to us, provide us with maintenance services.

In recent years, we have enhanced and expanded both our UMTS/HSPA+ network and our GSM/GPRS/EDGE network, primarily in urban areas, by adding infrastructure to improve outdoor and indoor coverage, including through UMTS/HSPA 850 MHz sites deployed through substantially all of the populated areas of Israel. In 2016, we intend to continue to expand our LTE network coverage.

We launched our SDH transmission network in 1999. It is based on Alcatel Lucent and ECI Telecom technology and covers substantially all of the populated areas in Israel, and is maintained by Alcatel Lucent and ECI Telecom. We launched our Carrier Ethernet network in 2010, based on Alcatel Lucent technology. It covers substantially all of the populated areas in Israel and is maintained by Alcatel Lucent. In 2015, we launched an MBH network, by Cisco, intended to support all our cellular traffic. In 2016, we intend to migrate the majority of our cellular sites to this new network.

Pursuant to the requirements of our license (as well as the licenses of the other telephony service providers in Israel), our cellular network is interconnected, either directly or indirectly, to the networks of all other telephony service providers in Israel. Our network monitoring system provides around-the-clock surveillance of our entire network. The network operations center is equipped with sophisticated systems that constantly monitor the status of all switches and cell sites, identify failures and dispatch technicians to resolve problems. Operations support systems are utilized to monitor system quality and identify devices that fail to meet performance thresholds. These same platforms generate statistics on system performance such as dropped calls, blocked calls and handoff failures. Our network operations center is located in our Netanya headquarters. In addition, we have duplicate back up center in Ramle, located approximately 30 kilometers, respectively, south of Netanya and a disaster recovery plan, or DRP, for all our engineering systems. We adopted a business continuity plan and a disaster recovery plan to ensure our ability to continue our operation in emergency situations in accordance with a recent amendment to our license.

In 2011, Netvision entered an agreement with LM Ericsson, for the purchase of our OTT TV services system and ancillary products and services. Netvision has an option to purchase maintenance services on an annual basis until 2018. Our OTT TV service also uses the Israeli DTT infrastructure. The DTT infrastructure may be used freely by our customers.

Cellular Network design

We have designed our GSM/GPRS/EDGE, UMTS/HSPA+ and LTE networks in order to provide high quality and reliability in-line with the requirements set forth in our license while using a cost-effective design, utilizing shared components for our networks, where applicable.

We have a DRP for our engineering systems, aimed at increasing our network's survivability in case of damage to any of its elements. The DRP also provides our network with additional advantages, including increased capacity and advanced qualities in line with our license requirements.

Our primary objective going forward is to continue deploying our LTE network while allocating a smaller amount of our 1800MGz frequencies to our 2G network, where possible,

through advanced and modern equipment and software features, and to continue to support the increasing demand for data traffic of our high speed UMTS/HSPA+ network. At the same time we intend to continue to perform extensive optimization work to provide our subscribers with maximum capability to support video and other broad-bandwidth content. See "Item 3. Risk Factors – We may be adversely affected by significant technological and other changes in the cellular communications industry ".

Cellular Network performance

We continually optimize our entire network in order to meet the key performance indicators for our services, including dropped calls, voice quality, accessibility, availability and packet success rate. We use advanced planning, monitoring and analyzing tools and introduce advanced and modern equipment and software features in order to achieve our performance goals efficiently and with minimum faults.

The main indicators that we use to measure network performance for voice and packet data are the "blocked call" rate, the "dropped call" rate and average throughput. Our average rates of blocked and dropped calls meet those required by our license. The average throughput indicator is not set in our license.

Spectrum allocation

Spectrum availability in Israel is limited and is allocated by the Ministry of Communications through a licensing process. We have been allocated 2x10 MHz in the 850 MHz frequency band previously used by our TDMA network and currently by our UMTS/HSPA base stations, 2x20 MHz in the 1800 MHz frequency band, 5 - 15 MHz (varying dependent on usage required in different areas) of which are used by our LTE network and the remaining is used by our GSM/GPRS/EDGE network (again varying dependent on usage required in different areas) and 2 x 10 MHz 2100 MHz frequency band used by our UMTS/HSPA network. We believe that our available spectrum is sufficient for our current needs.

Out of the 20 1800 MHz, 3MHz were allocated to us in August 2015 by the Israeli Ministry of Communications, for 4G technologies (such as LTE, LTE Advanced) . Unlike our other frequencies, allocated to us for the duration of our license, these frequencies were awarded to us for a period of 10 years only.

Cell site construction and licensing

We construct cell sites based on our strategy to expand the geographical coverage and improve the quality of our network and as necessary to replace cell sites that need to be removed. Our acquisition teams survey the area in order to identify the optimal location for the construction of a cell site. In urban areas, this would normally be building rooftops. In rural areas, masts are usually constructed. Our transmission teams also identify the best means of connecting the base station to our network, based on our independent transmission network, either by physical optical fiber, microwave link or Bezeq landlines. Once a preferred site has been identified and the exact equipment configuration for that site decided, we begin the process of obtaining all necessary consents and permits. The construction of cell sites requires building permits from local or regional authorities, or an applicable exemption, as well as a number of additional permits from governmental and regulatory authorities, such as construction and operating permits from the Ministry of Environmental Protection in all cases, permits from the Civil Aviation Authority in most cases and permits from the Israeli

Defense Forces in some cases. In special circumstances, additional licenses are required. See "Item 4. Information on the Company – B. Business Overview – Government Regulations—Permits for Cell Site Construction."

Suppliers

In April 2014 we entered a framework agreement with NSN Israel, of Nokia Solutions and Networks group, a worldwide leading network manufacturer, for the purchase of an LTE network, which also supports LTE Advanced technology (4.5 generation) and related services. This agreement will also govern the purchase and services provided under our previous agreement with NSN, in relation to our GSM/GPRS and EDGE networks, UMTS core system and a UMTS/HSPA radio access network and related products and services. We have an option to purchase maintenance services on an annual basis until March 2030.

We entered into an agreement with LM Ericsson in September 2005 for the purchase of UMTS radio access network and ancillary products and services and in December 2011 for the purchase of upgraded UMTS /HSPA products and related services. We have an option to purchase additional maintenance services on an annual basis until 2026.

We use Telcordia’s (which was acquired by Ericsson) intelligent platform, or "IN," to provide services to our GSM/GPRS/EDGE, UMTS and LTE networks, allowing us, at minimal cost, to internally develop sophisticated services with a short time-to-market that are customized to local market requirements. Our IN platform supports all relevant IN protocols, which allows us to provide (subject to applicable roaming agreements) advanced roaming services, including Virtual Home Environment, abbreviated dialing, unified access to voice mail, VPN, local number format from subscribers’ phone book and call screening.

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

Our optical transmission network is deployed from Nahariya in the north to Beer Sheva in the south and Afula and Jerusalem in the east, consisting of approximately 1,780 kilometers. The fiber-optic network reaches most of the business parks in the country and is monitored by a fault-management system that performs real-time monitoring in order to enable us to provide our subscribers with high quality service. In order to efficiently complete our transmission network’s coverage to substantially the entire country, we use a microwave network as a complementary solution in those areas that are not served by our fiber-optic network. As of December 31, 2015, we had approximately 2,718 microwave links to both our cell sites and subscribers.

In 2015 we continued to expand our Carrier Ethernet network and our ISP network backbone in Israel and abroad in order to support growing demand for capacity, upgraded the capabilities and capacity of our customer Quality of Experience systems and upgraded and improved the capabilities of our central system for the protection of our network against cyber attacks.

Under our agreement with Alcatel Lucent, we purchased an SDH transmission network. We purchase maintenance services for the network on an annual basis.

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

In 2010 - 2015, we entered into several agreements with Amdocs (Israel) Limited, or Amdocs, for the provision of operation, maintenance, management and development services for our and Netvision's billing and customer care systems as well as for the development of a new version for our billing system, to serve Netvision as well as an agreement to replace our and Netvision's current CRM systems and serve both companies. In February 2016, those agreements were consensually terminated by mutual agreement and our billing and CRM systems are supported mostly internally, including by personnel previously engaged by Amdocs.

Netvision currently uses a billing system supported mostly internally and by Intec and a customer care system provided by PeopleSoft and supported mostly internally as well.

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

Cisco provides us and Netvision with maintenance proactive malfunction detection and consultant services for both our IP networks equipment. The agreement is effective until the end of 2019.

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

We operate directly, using our sales force and service personnel, at approximately 28 physical points of sale and service (having closed two points of sale and service in 2015), located in central and other frequently visited locations to provide our subscribers with easy and convenient access to our products and services. In 2015, we reduced the space of several additional points of sale, and we may continue to do so in 2016.

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

Online sales. We offer our customers the ability to purchase our products and services through our internet site and our smartphone application and invest efforts in directing our customers toward self-service channels. We have established a dedicated internet site for the marketing and sales our OTT TV service.

Marketing

Our marketing strategy emphasizes our position as a market leader, our value for money and our provision of a comprehensive solution for our customers' communication needs, by offering services bundles, which combine a package of voice and SMS usage, cellular data, ISP, landline and ILD services for families and following commencement of our OTT TV and internet infrastructure services, a package of voice and SMS usage, cellular data, ILD services and OTT TV service and triple play bundle of OTT TV, internet infrastructure and ISP and landline telephony services and bundles offerings which combine a package of voice and SMS usage, cellular data, repair services, IP switchboard, internet infrastructure and ISP service, landline and ILD services for the office for small and mid-sized businesses. We believe the provision of bundles and triple play packages of our services strengthen loyalty and increase customer satisfaction. We aim to provide our customers with a comprehensive quality experience through the various means of communications that they use, including their mobile handset, tablet and laptop. Alongside our focus on packages for a fixed sum, we have substantially reduced the number of calling plans available to our customers, thus reducing our back office operation.

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

We regularly advertise in all forms of media, including in promotional campaigns. We also use "one to one" promotional campaigns such as advertisements in our subscribers' monthly bill and in incoming IVR. We believe our marketing and branding campaigns, including our "Cellcom tv" advertisement campaign conducted since the launch of such services, has been very successful and acclaimed among the Israeli public and even contributed to the strength of the "Cellcom" brand. We believe that the success and public response that the campaigns have generated is the result of the relevance of their messages to our customers, indicating the success of our focus and differentiation from our competitors.

Cellcom was ranked by Globes as the leading and strongest brand of Israel’s cellular market in 2015 for the fifth year in a row, and 'Cellcom tv' was chosen as the 2015 winning launch, both by Israel's marketing association and in a poll taken among Israel's leading marketing VPs. We believe that our strong brand recognition gives us the high level of market exposure required to help us achieve our business objectives.

Customer Care

Our customer service unit is our main channel for preserving the long-term relationship with our subscribers. We focus on customer retention through the provision of quality service and customer care. In order to achieve this goal, we systematically monitor and analyze our subscribers’ preferences, characteristics and trends by developing and analyzing sophisticated databases. In addition, subscribers are encouraged to subscribe to additional value-added services, mobile data and content services as well other communications services such as internet infrastructure and ISP services, landline telephony and ILD services and our private customers – OTT TV services as well, in order to enhance customer satisfaction and increase ARPU, with a specific focus on bundles of services. We invest large resources in the quality of our service to our customers. Our customer care representatives receive extensive training before they begin providing service and thereafter regularly undergo training and review of their performance. We provide our customer care representatives with a continually updated database, thus shortening the interaction time required to satisfy the customer’s needs and preventing human errors and closely monitor the service provided by them, in order to assure its quality. We constantly review our performance by reviewing customers applications and conducting surveys among our subscribers in order to ensure their satisfaction with our services and to improve them as necessary. In addition, we constantly apply preventive and preemptive measures aimed at reducing churn.

In our efforts to adjust our costs to new market conditions, we have closed or unified walk-in centers in neighboring locations and reduced or relocated call centers, operating them in a more cost effective fashion, while placing greater focus on self-service channels and proactive malfunction resolution, identifying and solving problems ahead of customer complaint.

In order to respond to subscribers’ needs in the most efficient manner, our customer support and service operation offers several channels for our subscribers:

Call centers. In order to provide quick and efficient responses to the different needs of our various subscribers, our call-center services are divided into several sub-centers: general services; technical services; billing; sales; international roaming; and data and internet. We are constantly reviewing the effectiveness of our service and in 2014, we commenced operating a multi-function call center providing all our services. The call center services are provided in four languages: Hebrew, Arabic, English and Russian. We regularly monitor the performance of our call centers. We currently operate call centers in nine locations throughout Israel, four of which are outsourced. In 2015, we witnessed an additional decrease in calls to our calls centers. During peak hours our call centers have the capability to respond to 600 customer calls simultaneously. We are making efforts to reduce the number of calls to our call centers by offering simple price plans and promoting our self-service channels.

Walk-in centers. As of December 31, 2015, we independently operated approximately 28 service and sales centers, having closed two more points of sale and service in 2015, with approximately 150 additional sale and service points operated by our dealers (including our wholly owned dealer, Dynamica), covering almost all the populated areas of Israel. These centers provide a walk-in contact channel and offer the entire spectrum of products and services that we provide to our subscribers and potential subscribers (the majority of which are provided in our dealers' sale and service points as well), including handset sales, accessories sales (by our wholly owned dealer Dynamica), upgrades and other services, such as bill payment, pricing plan changes and subscriptions to new services. These stores are mostly located in central locations, such as popular shopping malls. The majority of our walk-in centers offer handset repair service for the more minor malfunctions whereas for the more major malfunctions and where on-site repair service is not available, our walk-in centers serve as a contact point in which our subscribers deposit their handsets for repair and receive the repaired handset after two business days in the same center or at a location of their choice by a courier, with the repair services conducted in a central lab.

Self-services. We provide our subscribers and potential subscribers with various self-service channels, such as interactive voice response, or IVR, internet site and our smartphone application, automatic and live chat and live sms chat, and mobile phone application, where they can receive general and specific information, including pricing plans, account balance, information regarding our various services and products and trouble shooting and handset-operation. We invest efforts in directing our customers to use self-service channels.

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

Customer service for our OTT TV and landline wholesale market services and Netvision services is provided in our independently operated service centers and through technicians providing services at the customers' homes.

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

Competition

Communications groups and structural separation

The Israeli telecommunications market is currently dominated by four communications groups: Bezeq, Hot, Partner-012 Smile and Cellcom–Netvision. Each of the Bezeq and Hot groups are subject to certain structural separation requirements in relation to sale of bundles of services by Hot and Bezeq and their respective subsidiaries, as a result of being the incumbent and monopoly in their respective core business – landline and multichannel television services. In addition to certain relaxation of the structural separation imposed on the Bezeq group as of 2010, allowing it to offer bundles of services with its subsidiaries, in2015, Bezeq merged with Yes, Bezeq's subsidiary providing multichannel pay-TV, under certain conditions (detailed under "-Wireline" below). Although the Hot group is also subject to structural separation limitations between its multi-channel television, ISP, cellular and landline services, it was allowed to offer a bundle of landline telephony, multichannel television and internet infrastructure services and under certain conditions ISP services as well, and as of 2011, Hot and Hot Mobile are also allowed to sell and market each other's services and exchange information. Bundle offerings have accelerated and are expected to accelerate competition and price erosion in each of the services included, especially in those services which are not the core services of the Bezeq and Hot groups. For possible annulment of the structural limitations following the execution of a wholesale market of landline services or future investment in wireline infrastructure or a proposed change to the ILD services regulation, or approval of mergers in the Bezeq and Hot groups, see "- Wireline" below, "-Government Regulations – Landline" and "Netvision - Internet infrastructure and ISP Business - Competition", "Netvision - Telephony Business - Competition".

Cellular

There is intense competition in all aspects of the cellular communications market in Israel, which has been intensifying further since 2012, with a penetration rate (the ratio of cellular subscribers to the Israeli population) of approximately 127%, representing approximately 10.5 million cellular subscribers at December 31, 2015, and the average annual churn rate in Israel in 2015 is estimated to be 38%, higher than the churn rates in other developed economies. We expect this intensified competition to continue in the future. We currently compete for market and revenue share with eight other cellular communications operators: four MNOs (Partner, Pelephone, Hot Mobile and Golan (which we agreed to purchase in November 2015, subject to regulatory approvals )) and four MVNOs (Rami Levy Hashikma Communications Marketing Ltd., or Rami Levy, Home Cellular Ltd. (whose purchase by us is pending approval of the Ministry of Communications), or Home Cellular, Azi Communications Ltd., or Azi and Cellact Communications Ltd., or Cellact). Marathon 018 Ltd., or Marathon, is expected to be awarded the 6th MNO license, after winning frequencies in the recent 4G frequencies tender.

Our estimated market share based on number of subscribers was approximately 27% as of December 31, 2015. Estimated market shares at such time of Partner, Pelephone, Hot

Mobile and Golan were estimated to be approximately 26%, 25%, 11.6% and 8.5%, respectively and the MVNOs' collective market share was estimated to be 1.6%. These estimates are based on the public reports of other operators and our estimate of the market share of the operators who do not publish reports.

Hot Mobile and Golan commenced their UMTS operation in May 2012. Rami Levy, Home Cellular, Azi and Cellact, all mobile virtual network operators, commenced operations in December 2011, April 2012 , July 2013 and December 2013, respectively.

Partner started operations in 1998 and is controlled by S.B. Israel Telecom Ltd. (indirectly controlled by the media entrepreneur Haim Saban) and Scailex, an Israeli company listed on the TASE, and by its affiliate Suny, the official importer of Samsung cellular phones to Israel. In March 2011, Partner purchased the outstanding shares of 012 Smile Telecom Ltd., or Smile Telelcom, an ISP and ILD operator, now also serving as Partner's cellular low cost brand dealer and in 2015, its network sharing agreement with Hot Mobile was approved and the two companies began joint operation through a joint subsidiary.

Pelephone is a wholly-owned subsidiary of Bezeq, the incumbent landline operator and started operations in 1986. As of January 2015, its low cost brand services are sold by another subsidiary of Bezeq – Walla Communications Ltd., an internet portal. In 2015, Pelephone purchased the operation (including subscribers) of Alon Cellular Ltd., an MVNO operator. Bezeq is controlled by B Communications Ltd., or B Communications,. B Communications is an Israeli company traded on the NASDAQ and the TASE and controlled by Internet Gold Golden Lines Ltd., or Internet Gold. Both B Communications and Internet Gold form part of the Eurocom Communications Group, or Eurocom, controlled by the Israeli businessman Shaul Alovich.

Hot Mobile (previously named Mirs Communications Ltd.) had its license upgraded from push-to-talk to a cellular license in February 2001. In mid-2012 it began its UMTS operation. Hot Mobile is owned by Hot Telecom, or Hot, which is owned by the French businessman Mr. Patrick Derhy. The Hot group provides multichannel pay-TV services, Internet infrastructure and ISP services, and landline telephony services. In 2015, its aforementioned network sharing agreement with Partner was approved and the two companies began joint operation through a joint subsidiary.

Golan is owned by Xavier Niel, founder and controlling shareholder of the French telecom company Iliad - Free, Patrick and Gerard Pariente, founders and former owners of Naf Naf, a European fashion brand, Michael Golan, the CEO of Golan and former CEO of the French telecom company Iliad – Free and David Golan. Golan began to operate in mid-2012. In November 2015, we entered an agreement with Golan and its shareholders for the purchase of Golan, subject to certain conditions including regulators' approvals, as described under " – Agreement for the Purchase of Golan" above.

Rami Levy is a subsidiary of a major Israeli discount supermarket chain. Home Cellular is a subsidiary of a leading 'do it yourself' stores chain. Azi is owned by Telzar, an ILD operator. Cellact is owned by Cellact Ltd., a content provider.

The competition in the cellular communications market intensified following the entry of additional cellular operators to the market, specifically the launch of two new UMTS operations by Hot Mobile and Golan in mid 2012, without having to first invest in building their own network, with significantly lower tariffs than market level at that time for private customers. This has led to a material increase in churn rate and accelerated and continuous price erosion and a material decrease in revenues and profitability for us. Since 2015, Hot Telecom has been targeting the business sector, offering lower tariffs than market level, which led to increased competition and price erosion in that sector as well.

Handsets

In the handsets market, we compete with numerous vendors, chain stores and importers' stores. Regulatory decisions in recent years alleviating the regulatory requirements on the import to and sale of handsets in Israel, coupled with regulatory decisions preventing cellular operators from linking handsets sale and cellular services, led to the entry of additional competitors into the market, significantly increased competition and decreased sales for us. See "Item 4. Information on The Company - Government Regulations – Tariff Supervision" for additional details. That, coupled with the growing change in the business market where corporations no longer purchase cellular services for their employees from a designated operator but rather allow each employee to purchase his or her own device and obtain cellular services from their operator of choice, known as the "bring your own device" phenomenon, may further increase the competition in this market.

Wireline

The Israeli landline telephony market has been dominated for many years by Bezeq, the incumbent landline monopoly which held as of March 31, 2015 (according to the Ministry of Communications report) approximately 2/3 of the landline telephony market (and an even larger market share in the business landline telephony sector(. Hot, the incumbent TV monopoly, entered this market in recent years and was allowed to bundle its landline service together with its internet infrastructure and its multi-channel television service. Bezeq and Hot groups are the only groups owning full landline infrastructure in Israel and offering internet infrastructure services to both ISPs and end-users. Other players include us, Netvision, Partner, Smile Telecom and Bezeq International. The landline wholesale market was to allow wholesale landline telephony service as of May 2015. As of the date of this report, no wholesale landline telephony services are provided. In December 2015 the Ministry of Communications published a hearing proposing an interim alternative by which operators without infrastructure would be allowed to resell Bezeq's telephony (for tariffs substantially higher that those set for the wholesale service) and in January 2016, the Ministry of Communications announced it will not interfere with the tariffs Hot proposes for its wholesale telephony service. We believe the resale alternative will not result in competition in this field. For details see "- Government Regulation – Landline".

Transmission and landline data services are provided by Bezeq, Hot, Partner and us. These services are provided to business customers and to telecommunications operators.

Multichannel pay-TV services are dominated by Hot (the incumbent TV provider and monopoly in this field) and YES, (a subsidiary of Bezeq) with approximately 828,000 and 639,000 households, respectively, as of September 30, 2015. The multichannel pay-TV market is also highly penetrated with levels above those of most developed economies. We successfully entered this market in December 2014, using an hybrid OTT-DTT television service, with approximately 63,000 households subscribed to our Cellcon tv services as of December 31, 2015. DTT broadcasting may be used by additional players as well, to be bundled with additional IPTV or Over the Top (OTT) channels, as we do. Partner, Rami Levy and Golan also announced they are considering entering this market and in January 2016,

Netflix, the American internet based VOD content provider, announced it is opening its services to viewers in additional countries including Israel, though without translation of the content and user interface or local content, and it is expected to provide a complementary service to the existing competitors' content. In March and September 2014, the Israeli Antitrust Commissioner, aiming to facilitate the entry of new competitors to the TV market by reducing entry barriers, published the following requirements as a precondition for the approval of any merger in each of the Bezeq and Hot groups: (1) Bezeq to generally not bill ISPs for TV related internet infrastructure services, annul and not engage in any non-original production exclusivity arrangements; and (2) both Bezeq/ Yes and Hot to allow new TV service providers to purchase certain original production of Bezeq for two years from the approval of the merger. The Bezeq –Yes merger was completed in 2015. For details of the ISP and ILD markets, see "Netvision - Internet infrastructure and ISP Business" and "Netvision - Telephony Business" below.

Internet infrastructure services are provided by Bezeq and Hot to approximately 1.27 million and 694,000 households in Israel, respectively, with an immaterial quantity provided by IBC. As of the first half of 2015, internet infrastructure services are provided by other operators, including us, through the landline wholesale market, using Bezeq's VDSL infrastructure. Based on Bezeq and Hot reports, at the end of September 2015, the Internet infrastructure services household penetration rate was approximately 74%. We bundle this service with our ISP service and also as part of our triple play offering. As of December 31, 2015, we had approximately 94,000 households subscribed to our internet infrastructure services. In January 2016, the Ministry of Communications published a hearing proposing maximum tariffs for Hot's wholesale internet structure services. Effective inclusion of Hot's infrastructure in the wholesale market may increase the amount of potential subscribers to our triple play and bundle offerings. For the details regarding a wholesale landline market in Israel see "-Government Regulations – Landline" below.

While an effective wholesale landline market, specifically one including both Bezeq and Hot's infrastructure and providing both telephony and infrastructure services, will enhance our ability (including through Netvision) to compete and extend our service offering, the intended annulment or substantial alleviation of structural separation and Bezeq's tariffs supervision, may have a material adverse effect on our competitive capabilities and results of operation, more so if effected before an effective wholesale market is in place. Further, the entry of new competitors to the landline market, through the wholesale market, has and may trigger further escalation in the competition in other markets in which we operate, such as the ISP. The effectiveness of the wholesale landline services and our ability to offer these services is dependent on the manner of implementation of the wholesale services and the cooperation of the infrastructure owners in the execution of the regulator's decisions and in relation to issues and processes not regulated, which, until now, was lacking.

For further details see below in this Item 4. B. under "- Netvision".

Competition – general

The principal competitive factors in the telecommunications market include the services included in the bundle, perceived price, general brand perception and customer service.

In response to the enhanced competition in the Israeli telecommunications market, we have implemented various steps and strategies, including:

·	identifying new opportunities to maximize our advantages as a communications group, such as our successfully launched television over the internet services and internet infrastructure services through the landline wholesale services;

·	focusing on the offering of bundles of services, as it strengthen customer retention and on enlarging customer purchases from us;

·	agreeing to acquire Golan (subject to certain conditions including regulators' approvals), to increase our offering possibilities and sales opportunities to additional customers;

·	investing in our network to ensure our ability to offer quality and advanced cellular and wireline services, including in our 4G network and providing our customers with the most advanced services; and

·	taking aggressive efficiency measures through adjustments to our existing head count, reducing overhead expenses and improving work processes, in order to reduce costs and improve our agility.

Our ability to compete successfully will depend, in part, on our ability to anticipate and respond to trends and events affecting the industry, including: the introduction of new services and technologies, changes in consumer preferences, demographic trends, economic conditions, pricing strategies of competitors and changes to the legal and regulatory environment.

Competition may intensify further as a result of the occurrence of any of the events described under "Item 3. Key Information – D. Risk Factors – Risks Related to our Business – We face intense competition in all aspects of our business."

Intellectual Property

We are a member of the GSM Association, together with other worldwide operators that use GSM technology. As a member of the association, we are entitled to use its intellectual property rights, including the GSM logo and trademark.

We are the proprietor of approximately 30 domain names and approximately 100 trademarks and trademarks applications, the most important of which are the star design, "Cellcom", "Talkman", "Cellcom Volume" and "Cellcom tv". Netvision is the proprietor of approximately 100 domain names and approximately 30 trademarks, the most important of which are "Netvision" and "013 Netvision".  We are also the proprietor of a few registered patents.

Government Regulations

The following is a description of various regulatory matters that are material to our operations, including certain future legislative initiatives that are in the process of being enacted. There can be no certainty that the future legislation described here will be enacted or that it will not be subject to further change before its final enactment.

General

A significant part of our operations is regulated by the Israeli Communications Law, 1982, the regulations promulgated under the Communications Law and the provisions of our licenses, which were granted by the Israeli Ministry of Communications pursuant to the Communications Law. We are required by law to have a license in order to provide certain communications services in Israel. The Ministry of Communications has broad supervisory powers in connection with the operations of license holders and is authorized, among other things, to impose financial penalties for violations of the Communications Law, the regulations and our licenses. For a description of the principal licenses held by Netvision see below in this Item 4.B under the caption "- Netvision".

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

We provide our cellular services under a non-exclusive general license granted to us by the Ministry of Communications in June 1994, which requires us to provide cellular services in the State of Israel to anyone wishing to subscribe. The license expires on January 31, 2022, but may be extended by the Ministry of Communications for successive periods of six years, provided that we have complied with the license and applicable law, have continuously invested in the improvement of our service and network and have demonstrated the ability to continue to do so in the future. The main provisions of the license are as follows:

·	the license may be modified, cancelled, conditioned or restricted by the Ministry of Communications in certain instances, including: if required to ensure the level of services we provide; if a breach of a material term of the license occurs; if DIC (or a transferee or transferees approved by the Ministry of Communications), in its capacity as our founding shareholder, holds, directly or indirectly, less than 26% of our means of control (with "means of control" defined for these purposes as voting rights, the right to appoint a director or general manager, the right to participate in distributions, or the right to participate in distributions upon liquidation); if our founding shareholders who are Israeli citizens and residents hold, directly or indirectly, less than 20% of our means of control (DIC, as founding shareholder, has undertaken to comply with this condition); if at least 20% of our directors are not appointed by Israeli citizens and residents from among our founding shareholders or if less than a majority of our directors are Israeli citizens and residents; if any of our managers or directors is convicted of a crime of moral turpitude and continues to serve; if we commit an act or omission that adversely affects or limits competition in the cellular communications market; or if we and our 10% or greater shareholders fail to maintain combined shareholders’ equity of at least $200 million;

·	it is prohibited to acquire (alone or together with relatives or with other parties who collaborate on a regular basis) or transfer our shares, directly or indirectly (including by way of creating a pledge which if foreclosed, will result in the transfer of shares), in one transaction or a series of transactions, if such acquisition or transfer will result in a holding or transfer of 10% or more of any of our means of control, or to transfer any of our means of control if as a result of such transfer, control over our company will be transferred from one party to another, without the prior approval of the Ministry of Communications. For the purpose of the license, "control" is defined as the direct or indirect ability to direct our operations whether this ability arises from our articles of association, from written or oral agreement or from holding any means of control or otherwise, other than from holding the position of director or officer;

·	it is prohibited for any of our office holders or anyone holding more than 5% of our means of control, to hold, directly or indirectly, more than 5% of the means of control in Bezeq or another cellular operator in Israel, or, for any of the foregoing to serve as an office holder of one of our competitors, subject to certain exceptions requiring the prior approval of the Ministry of Communications;

·	we, our office holders and our interested parties, may not be parties to any arrangement whatsoever with Bezeq or another cellular operator that is intended or is likely to restrict or harm competition in the field of cellular services, cellular handsets or other cellular services. For the purpose of the license, an "interested party" is defined as a 5% or greater holder of any means of control;

·	we are subject to the guidelines of Israel’s General Security Services, which may include requirements that certain office holders and holders of certain other positions be Israeli citizens and residents with security clearance. For example, our Board of Directors is required to appoint a committee to deal with matters concerning state security. Only directors who have the requisite security clearance by Israel’s General Security Services may be members of this committee. In addition, the Minister of Communications is entitled under our license to appoint a state employee with security clearance to act as an observer in all meetings of our Board of Directors and its committees;

·	prior to operating a network, we are required to have agreements with a manufacturer of cellular network equipment for the duration of its intended operating period, which must include, among other things, a know-how agreement and an agreement guaranteeing the supply of spare parts for our network equipment for a period of at least seven years;

·	we are required to interconnect our network to other public telecommunications networks in Israel, on equal terms and without discrimination, in order to enable subscribers of all operators to communicate with one another, and are also required to provide national roaming services to new UMTS operators;

·	we may not give preference in providing infrastructure services to a license holder that is an affiliated company over other license holders, whether in payment for services, conditions or availability of services or in any other manner, other than in specific circumstances and subject to the approval of the Ministry of Communications;

·	there are certain general types of payments that we may collect from our subscribers, general mechanisms for setting and raising tariffs, including the basic airtime charging units, and providing cellular services related benefits, reports that we must submit to the Ministry of Communications and an obligation to provide notice to our customers and the Ministry of Communications prior to increasing tariffs and the Ministry of Communications is authorized to intervene in setting tariffs in certain instances;

·	we must maintain a minimum standard of customer service, including, among other things, establishing call centers, maintaining a certain service level (both coverage and performance) of our network, collecting payments pursuant to a certain procedure, protecting the privacy of subscribers; use a specific format for our agreement with our customers; obtain an explicit request from our subscribers to purchase services, whether by us or by third parties, as a precondition to providing and charging for such services, including specific requirements as to format and a default blockage of the customer's ability to purchase certain services; maintain a specific form of evidence of customers' request to purchase our services as a precondition to charging our customers for those services; and provide certain notifications to customers regarding the services ordered and the procedures for handling subscribers' objections as to billing and repayment of overcharged sums;

·	we may not be transfer, pledge or encumber the license or any part thereof without the prior approval of the Ministry of Communications, and face restrictions on the sale, lease or pledge of any assets used for implementing the license;

·	we are required to obtain insurance coverage for our cellular activities. In addition, the license imposes statutory liability for any loss or damage caused to a third party as a result of establishing, sustaining, maintaining or operating our cellular network. We have further undertaken to indemnify the State of Israel for any monetary obligation imposed on the State of Israel in the event of such loss or damage. For the purpose of guaranteeing our obligations under the license, we have deposited a bank guarantee in the amount of NIS80 million with the Ministry of Communications, which may be forfeited in the event that we violate the terms of our license;

·	we must maintain and follow a business continuity plan and a disaster recovery plan; and

·	network sharing, if approved, is to be carried out in accordance with specific instruction in our license;

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

In August 2014, the Ministry of Communications proposed to amend the Israeli Communications Law and set fixed compensation in case of failure to meet response times and the Minister of communications proposes to set for telecommunications operators' call centers, as well as a fixed compensation in case a subscriber was wrongfully overcharged (more severe than the existing provision to that effect in the Israeli Consumer Protection Law). We estimate that the proposed changes, if adopted as proposed, would have a material adverse effect on our results of operations.

As a result of a rights offering effected by IDB in February 2015 and the subsequent purchase of IDB shares previously indirectly held by Mr. Ben Moshe, one of IDB's controlling shareholders at the time, by corporations controlled by Mr. Elsztain, the other controlling shareholder in October 2015, the control of IDB and consequently indirectly of us, has changed and requires the approval of the Ministry of Communications. For additional details, see "Item 3. Key Information – D. Risk Factors - Risks Related to our Business – There are certain restrictions in our licenses relating to the ownership of our shares. As a result of a change in control of IDB, we are currently not in compliance with the terms of our licenses" and "Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders".

Other licenses

Unified license

In July 2015, Cellcom Fixed Line Communications L.P., or Cellcom Fixed Line, a limited partnership wholly-owned by us, was granted a non-exclusive unified general license,

allowing the provision of landline telephone communications services and replacing its former special general license for the provision of landline communications services granted in April 2006. The license expires in April 2026, but may be extended by the Ministry of Communications for successive periods of 10 years. The partnership deposited a bank guarantee in the amount of NIS 2 million with the Ministry of Communications upon receiving the license. The provisions of our cellular license , including as to its extension, generally apply to the unified license, subject to certain modifications.

The unified license allows its holder to provide any of the aforementioned services as well as MVNO services, ISP services (currently provided under an internet service provider license) and installation and maintenance of telecommunication equipment at a customer's or the licensee's premises (currently provided under a "network end point" license), subject to the inclusion of a relevant appendix in the unified license and it is intended to alleviate the requirements on license holders that are not required to have a nationwide infrastructure, in order to decrease entry barriers for additional competitors to enter those markets.

The unified license was also granted to 013 Netvision, our indirect wholly owned subsidiary, and one of its subsidiaries, replacing the general license for the provision of international telecommunication services, special licenses for the provision of ISP services and "network end point" and a special general license for the provision of landline telephone services.

The unification process of our unified licenses into one license and its timing is yet to be determined in coordination between the Ministry of communications and the operator and may have various legal, financial, tax and accounting implications on our operations to the extent it would require the transfer of assets, goodwill, rights and obligations among the companies in our group or require an operational unification. The provision of several services by one entity would also circumvent the limitations on discrimination between operators.

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

As of 2013, we are prohibited, under the Communications Law, from making any linkage between a cellular services transaction and a handset purchase transaction, including by way of offering airtime rebates or refunds for handsets. This has resulted in decreased sales of handsets by us and increased churn. In November 2013, the MOC instructed the discontinuance of any specific rebates and refunds to customers transferring from other cellular operators.

The Communication Law has prevented the collection of early termination fees in plans with a commitment to a predefined period, or Early Termination Fees, in the cellular market (as of 2012) and the other communication markets (as of 2011) (excluding from customers with more than a certain amount of cellular lines or over a certain amount of monthly invoice for bundles or other services) in existing as well as new pricing plans. An additional amendment to the Law prohibits the collection of the handset's remaining installments in one payment pursuant to early termination. This has led to materially increased churn rate and subscriber acquisition and retention costs and subsequently to accelerated price erosion.

Under the Communications Law, if a new operator or Hot Mobile and the hosting operator for national roaming have not reached an agreement as to the terms of the service (including the consideration), for any reason, until the service is to commence (after certain criteria is met) the service will be provided for the then prevailing interconnect tariff (in case of a call and for data services - 65% of the interconnect tariff per 1 mega) and subsequently (but no later than February 1, 2012) shall be determined by the Ministry of Communications with the consent of the Minster of Finance and applied retroactively. Unfavorable terms and consideration for the service, may result in material adverse effect on our results of operations. In October 2011, we entered a national roaming agreement with Golan and in September 2011, Hot Mobile entered a national roaming agreement with Pelephone and later with Partner (which was later replaced by a network sharing agreement by Hot Mobile and Partner).

Under the Communications Law, in the event that a MVNO and the cellular operator, will not have reached an agreement as to the provision of service by way of MVNO within six months from the date the MVNO has approached the cellular operator, and if the Ministry of Communications together with the Ministry of Finance determine that the failure to reach an agreement is due to unreasonable conditions imposed by the cellular operator, the Ministry of Communications may intervene in the terms of the agreement, including by setting the price of the service. In November 2014, the Ministry of Communications published the principles for reviewing the reasonability of MVNO hosting agreements, including existing agreements which the MVNO request to update if the existing agreement hinders its ability to compete and the parties fail to reach an agreement as to its update, to be carried out in light of the best offer made by the cellular operator to a business customer. Unfavorable terms and consideration for the service, may result in material adverse effect on our results of operations. For additional details see "Mobile Virtual Network Operators" below. To date, five MVNOs commenced operations after entering hosting agreements (two of them - Alon Cellular and Home Cellular - were purchased in 2015 by their hosting MNO – Pelephone and us, respectively. Our purchase of Home Cellular is subject to the approval of the Ministry of Communications).

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

Network Sharing

In May and July 2014, the Ministry of Communications set certain requirements for the approval of network sharing by the Ministry of Communications, including the following principles: (1) sharing of passive elements of cell sites and active sharing of antennas among all cellular operators are encouraged; (2) active sharing of radio networks using shared equipment and frequencies will be allowed only between an operator with a partial 3G network deployment and an operator with a full 3G network deployment, whereas such sharing will not be allowed for two operators with full 3G network deployment; (3) sharing of transmission from cell sites among operators sharing frequencies is generally allowed; (4)

investing in a 4G network will be considered as meeting an operator's undertaking to deploy a 3G network under certain conditions; (5) approval of active sharing of radio networks using shared equipment and frequencies shall be for a limited period, only if there are at least three independent cellular networks in Israel, and is conditioned upon certain conditions, including: (i) the obligation to allow other operators to join on terms equal to the terms granted to the sharing operator with the smallest market share; (ii) the obligation to host a Mobile Virtual Network Operator without the other sharing operators' consent; (iii) the shared radio network must be operated through a joint entity held equally by the sharing operators, which entity will be required to obtain a license from the Ministry of Communications and will use the frequencies allocated to sharing operators; and (iv) the radio elements of the shared network will be held in equal parts by the sharing operators, and each of the sharing operators will have the right to use other sharing operators' passive infrastructure following termination of the agreement.

Our network sharing agreements with Golan were not approved and declared void by us and Golan in our November 2015 agreement to purchase Golan. Our co-operation agreement of passive elements only with Pelephone was approved; however, we have been unable to progress in its execution and we can provide no assurance that such co-operation will occur in the future. Hot and Partner's network sharing agreement was approved and the two begun a joint operation through a joint subsidiary.

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

National Zoning Plan 36 sets forth the considerations that the planning and building authorities should take into account when issuing building permits for cell sites. These considerations include the satisfaction of safety standards meant to protect the public’s health from non-ionizing radiation emitting from cell sites, minimizing damage to the landscape and examining the effects of cell sites on their physical surroundings. National Zoning Plan 36 also determines instances in which building and planning committees are obligated to inform the public of requests for building permits prior to their issuance, so that they may submit objections to the construction of a site in accordance with the provisions of the Planning and Building Law. Many local authorities have argued that a building permit issued in reliance on the Plan requires the payment of amelioration charge. In 2013 this position was adopted in principle by an appeal zoning committee. However, in 2014 a district court rejected such claim in relation to another national zoning plan, and the decision was appealed and awaits the Supreme Court's decision. Should the matter be decided against us in appeal zoning committees or by a court of law, the costs of constructing a site will substantially increase.

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

Site licensing

We have experienced difficulties in obtaining some of the permits and consents required for the construction of cell sites, especially from local planning and building authorities. The construction of a cell site without a building permit (or applicable exemption) constitutes a violation of the Planning and Building Law. Violations of the Planning and Building Law are criminal in nature. The Planning and Building Law contains enforcement provisions to ensure the removal of unlawful sites. There have been instances in which we received demolition orders or in which we and certain of our directors, officers and employees faced criminal charges in connection with cell sites constructed and/or used without the relevant permits or not in accordance with the permits. In most of these cases, we were successful in preventing or delaying the demolition of these sites, through arrangements with the local municipalities or planning and building authorities for obtaining the permit, or in other cases, by relocating to alternate sites. As of December 31, 2015, we were subject to four criminal and administrative legal proceedings alleging that some of our cell sites were built and have been used without the relevant permits or not in accordance with the permits. As of the same date, a small portion of our cell sites operated without building permits or applicable exemptions. Although we are in the process of seeking to obtain building permits for these sites, we may not be able to obtain them and in several instances we may be required to relocate these sites to alternative locations or to demolish them without any suitable alternative. In addition, we may be operating a significant number of our cell sites, in a manner which is not fully compatible with the building permits issued for them, although they are covered by permits from the Ministry of Environmental Protection in respect of their radiation level. In some cases we will be required to relocate these cell sites to alternative locations, to reduce capacity coverage or to demolish them without any suitable alternative.

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

In July 2009, the inter-ministry committee established to examine the appropriateness of future application of the exemption according to the Attorney General opinion, published its recommendations for future application of the exemption. While the Ministry of Communications recommended that, given the difficulties in obtaining permits for the construction of cell sites, the exemption should be reviewed after the lapse of one to two years from the approval of the new National Zoning Plan 36, to verify that it provides an adequate solution that allows the cellular operators to provide required communications services, the Ministries of Interior Affairs and Environmental Protection recommended that the exemption be annulled within 6 months from the date of the recommendations.

In September 2009, following publication of such recommendations, the Attorney General concluded that the application of the exemption does not balance properly the different interests involved and therefore cannot continue. In March 2010 the Israeli Ministry of Interior Affairs submitted draft regulations setting conditions for the application of the exemption for the approval of the Economy Committee of the Israeli Parliament, which includes significant limitations on the ability to construct radio access devices based on such exemption. Under the Israeli Supreme Court's interim order issued in 2010 at the Attorney General's request and somewhat relaxed in 2011, we, Partner and Pelephone are prohibited from constructing further radio access devices in cellular networks in reliance on the exemption until the enactment of the proposed regulations or other decision by the court, other then the replacement of existing radio access devices under certain conditions, whereas Hot Mobile and Golan are allowed to construct radio access devices in reliance on the exemption, under certain limitations. In December 2015, Hot Mobile and Partner requested, with the Attorney's General approval, further relaxation of the order, to allow them to construct new radio access devices under certain conditions, in furtherance of their network sharing and we have requested a similar relaxation Pelephone has also requested a relaxation of the order. Further, the Attorney General notified the Israeli Supreme Court that a recommendation to enact regulations setting conditions for the application of the exemption is being considered and such regulations may be different than those proposed in 2010. We are awaiting the Court's decision. Additionally, in November 2008 and again in October 2014, the District Court, in its capacity as court of appeals, ruled that the exemption does not apply to radio access devices, if the rooftop on which those devices are located is at the same level as a place of residence or other building that is regularly frequented by people. Other appeals relating to the exemption, including as to the requirement to obtain an extraordinary usage permit, are still under consideration, as well as other claims asserting that those cell sites and other facilities do not meet other legal requirements continue.

An annulment of, or inability to rely on, or substantial limitation of, the exemption, the dismantling of radio access devices and cell sites due to reasons out of our control and the objection of some local planning and building authorities to grant due permits where required, could have a negative impact on our ability to obtain environmental permits for these sites, could negatively affect the extent, quality, capacity and coverage of our network (specifically in urban areas), and our ability to continue to market our products and services effectively and may have a material adverse effect on our results of operations and financial condition.

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

Several local planning and building authorities argue that Israeli cellular operators may not receive building permits in reliance on the current National Zoning Plan 36, or the Plan, for cell sites operating in frequencies not specifically detailed in the frequencies charts attached to the Plan. In a number of cases, these authorities have refused to issue a building permit for such new cell sites, arguing that the Plan does not apply to such cell sites and that building permits for such cell sites should be sought through other processes (which are longer and cumbersome), such as an application for an extraordinary usage or under existing local specific zoning plans. Since June 2002, following the approval of the Plan, building permits for the Company's cell sites (where required) have been issued in reliance on the Plan. The proposed draft amendment to the Plan covers all new cell sites requiring a building permit, independently of the frequencies in which they operate. Most of our cell sites and many cell sites operated by other operators, also operate in frequencies not specifically detailed in the Plan. The frequencies allocated in the 2011 UMTS tender to Hot Mobile and Golan as well as the frequencies awarded under the January 2015 4G frequencies tender, are also not detailed in the Plan. We believe that the Plan applies to all cell sites, whether or not they operate in specific frequencies.

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

In addition, we construct and operate microwave sites as part of our transmission network. The various types of microwave sites receive permits from the Ministry of Environmental Protection in respect of their radiation level. Based on advice received from our legal advisors, we believe that building permits are not required for the installation of these microwave facilities on rooftops. If the courts determine that building permits are necessary for the installation of these sites, it could have a negative impact on our ability to obtain environmental permits for these sites and to deploy additional microwave sites and could hinder the extent, quality and capacity of our transmission network coverage and our ability to continue to market our landline services to our business customers (based on our own infrastructure) effectively.

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

In July 2011, an inter ministry team of the Ministries of Communications, Finance, Interior, Environmental Protection and the Anti-Trust Commissionaire, published its recommendations regarding cell site sharing. The recommendations include compulsory cell sites sharing in the construction of new cell sites or modification to existing cell sites which require a building permit (the Ministry of Communications may exempt from the obligation to share cell sites where such obligation poses technological and engineering difficulties), while providing preference and leniencies to the new UMTS operators, as well as the reduction of existing non shared cell sites quantity. Unlike the site sharing we wish to implement in the framework of our agreements with Pelephone, where site sharing will be carried out where it is beneficial for us, these recommendations or similar recommendations, if enacted, would further burden the construction of new cell sites and modifications to existing cell sites, and may adversely affect our existing cellular network, network build-out and results of operations.

In May 2012, the positions of the Ministries of Communications, Health and Environmental Protection in relation to the various aspects of the provision of 4G services in Israel were published, in response to a petition to hold a public debate regarding 4G service in Israel and prevent 4G spectrum allocation until such debate is held. The Ministries held the position that 4G services would involve some increase in the level of non-ionizing radiation the public will be exposed to and that in order to minimize such increase 4G deployment should, among others, be based on current cell sites, additional outdoor and indoor small cell sites and, whenever possible, use wireline infrastructure so that data traffic shall be carried mostly through wirelines and not cellular infrastructure. The Ministry of Environmental Protection stated that full deployment of 4G infrastructure, under the guidelines set by the ministries shall decrease the level of exposure from handsets and create a more balanced level of exposure from cell sites, and in any case much lower than the maximum exposure levels recommended by the international health organization and required under the environmental permits for cell sites in Israel. In August 2014, the Ministry of Communications allowed the provision of 4G services and in January 2015, 4G frequencies were awarded to the cellular operators. The abovementioned recommendations were not included in the approval or tender documents. See "Construction and operating permits from the commissioner of environmental radiation" below for additional details.

Indemnification obligations

In January 2006, the Planning and Building Law was amended to provide that as a condition for issuing a building permit for a cell site, local building and planning committees shall require letters of indemnification from cellular operators indemnifying the committees for possible depreciation claims under Section 197 of the Planning and Building Law, in accordance with the directives of the National Council for Planning and Building. Section 197 establishes that a property owner whose property value has been depreciated as a result of the approval of a building plan that applies to his property or neighboring properties may be entitled to compensation from the local building and planning committee. The limitation period within which depreciation claims may be brought under the Planning and Building Law is the later of one year from receiving a building permit under National Zoning Plan 36 for a cell site and six months from the construction of a cell site. The Minister of Interior Affairs retains the general authority to extend such period further.

The National Council’s guidelines issued in January 2006, provide for an undertaking for full indemnification of the planning and building committees by the cellular companies, in the form published by the council. The form allows the indemnifying party to control the defense of the claim. These guidelines will remain in effect until replaced by an amendment to National Zoning Plan 36.

Since January 2006, we have provided approximately 400 indemnification letters in order to receive building permits. In addition, prior to January 2006, we provided three undertakings to provide an indemnification letter to local planning and building committees. Local planning and building committees have sought to join cellular operators, including us, as defendants in depreciation claims made against them even though indemnification letters were not provided. We were joined as defendants in a small number of cases, and as of December 31, 2015, we are a party to two depreciation claims for immaterial amounts. We expect that we will be required to continue to provide indemnification letters as the process of deploying our cell sites continues. As a result of the requirement to provide indemnification letters, we may decide to construct new cell sites in alternative, less suitable locations, to reduce capacity coverage or not to construct them at all, should we determine that the risks associated with providing such indemnification letters outweigh the benefits derived from constructing such cell sites, which could impair the quality of our service in the affected areas.

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

Pursuant to the Non-Ionizing Radiation Law, the construction and operation of cell sites and other facilities requires the prior approval of the Commissioner. The validity of a construction permit will be for a period not exceeding three months, unless otherwise extended by the Commissioner, and the validity of an operating permit will be for a period of five years and we are required to submit to the Commissioner annual reports regarding radiation surveys conducted on our cell sites and other facilities by third parties that were authorized to conduct such surveys by the Commissioner. Permits that were issued under the Pharmacists Regulations were deemed, for the remainder of their term, as permits issued under the Non-Ionizing Radiation Law. An applicant must first receive a construction permit from the Commissioner and only then may the applicant receive a building permit from the planning and building committee. In order to receive an operating permit from the Commissioner, certain conditions must be met, such as presenting a building permit or an exemption and means taken (including technological means) to limit exposure levels from each cell site or facility (relevant also for the receipt of a construction permit). In April 2010, the Commissioner amended all existing operating permits to include an obligation to provide the Commissioner with online, ongoing data regarding the radiation level on each of the cell sites and other facilities operated by each cellular operator, satisfied by a monitoring system supplied by the Commissioner and installed at the operator's premises. We provide the Commissioner with the requested data. See "Site licensing" above for additional details in regards to obtaining a building permit or relying on an exemption.

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

In March 2013, a bill amending the Non-Ionizing Radiation Law so as to prohibit the grant of permits under such law for the construction and operation of cell sites situated within

75 meters from certain institutions, passed a preliminary phase of enactment in the Israeli Parliament. According to the bill, such permits granted prior to the enactment of the bill shall expire within 6 months from its effective date. In March 2013, another bill amending the Planning and Building Law was published, so as to broaden the public's right to submit objections to all requests for the construction of cell sites and to allow a wider discretion to the planning authorities in relation to such requests that are submitted in certain circumstances including similar to those described in the previous bill. If the proposed changes to the Non Ionizing Radiation Law or the Planning and Building Law, or similar restrictions are subsequently adopted, they will, among other things, limit our ability to construct new sites (and if applied to existing cell sites, they will also limit our ability to renew operating permits for many of our existing sites), will adversely affect our existing networks and networks build out, specifically in urban areas, and could adversely affect our results of operations.

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

For the Minister of Communications' authority to intervene in the terms, including tariffs, for hosting an MVNO, see "Item 4. Information on the Company – B. Business Overview - Government Regulations - Tariff Supervision". Unfavorable terms and consideration for the service may result in material adverse effect on our results of operations.

To date the Ministry of Communications has granted eleven MVNO licenses and five MVNOs have entered hosting agreements with cellular operators, without the Ministry of Communications's intervention (Rami Levy, Home Cellular (recently purchased by us, subject to approval of the Ministry of Communications), Alon Cellular (recently purchased by Pelephone), Azi and Cellact), and commenced operations in December 2011 through December 2013. It is unknown if and when the others will commence operations. For additional details see "Item 4. B. – Business Overview – The Telecommunications Industry in Israel – Cellular services".

Additional MNOs

Hot Mobile (in September 2011) and Golan (In January 2012) were awarded new UMTS frequencies, following a spectrum tender held by the Ministry of Communications. Under the UMTS tender terms, both Golan's and Hot Mobile's commitment to pay license fees was reduced to NIS 10 million, after reaching 7% market share each, in the private sector. Hot Mobile and Golan were awarded certain additional benefits and leniencies, such as a prolonged timetable for network coverage completion and the right to use national roaming through our, Pelephone or Partner's ' networks.

Under the Communications Law, existing operators (other than Hot Mobile) are required to provide new UMTS operators and Hot Mobile national roaming services, for a period of seven to ten years (subject to certain conditions). For regulatory intervention in the terms of the national roaming service, including tariffs, in case of inability to reach an agreement, see "Item 4. Information on the Company – B. Business Overview - Government Regulations - Tariff Supervision".

In October 2011, we entered a national roaming agreement with Golan, under which we provide Golan national roaming services and cell site sharing privileges (which was later amended by our agreement for the purchase of Golan), and Hot Mobile entered a national roaming agreement with Pelephone and later with Partner (which was later replaced by a network sharing agreement by Hot Mobile and Partner). As a result, the Ministry of Communications did not determine the terms for the service.

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

In January 2015, the Israeli Ministry of Communications completed an 1800MHz frequencies tender, for 4G technologies (such as LTE, LTE Advanced). Participation in the tender was open for all current MNOs, MVNOs and other entities meeting certain condition and bands of 5MHz (excluding our band which was limited to 3MHz given our previous possession of 1800MHz), were awarded to the highest bidders. All existing MNOs and Marathon won bands in the tender and Marathon – a new operator - is expected to be awarded an MNO license. Under the tender terms, Marathon, Golan and Hot Mobile are eligible for up to 50% discount, 10% discount for each 1% addition to their market share, obtained over the next 5 years. We were awarded 3MHz for NIS 6.5 million per 1MHz. Pelephone was awarded 15MHz and each of Partner, Golan, Hot Mobile and Marathon was awarded 5MHZ, for NIS 6.4 – 6.9 million per 1MHz.

Landline

In May 2012, the Israeli Minister of Communications published a policy document regarding landline wholesale services, which mainly provided for: (1) the creation of an effective wholesale telecommunications access market in Israel, as Bezeq and Hot will allow other operators that do not own an infrastructure, to use their infrastructure in order to provide services to end users; (2) the gradual annulment of the structural separation in the Bezeq and Hot groups and its replacement with an accounting separation and change of the supervision on Bezeq retail tariffs to maximum tariffs rather than the current setting of fixed tariffs, generally depending on the development of a wholesale market and the state of competition in the market, and with relation to television broadcasting services, if there is a reasonable possibility of providing a basic package of television services through the internet by providers without a national landline infrastructure.

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

In November 2014, the Minister of Communications amended Bezeq's and Hot's Communications' licenses so as to include certain wholesale landline services, such as internet infrastructure services and wholesale landline telephony services, and the terms for the provision of such services (within 3-6 months from the date of that decision) as well as promulgated regulations setting the maximum tariffs of the wholesale landline services to be provided by Bezeq. In November 2014, the Ministry of Communications further published a hearing proposing a method of inspecting whether Bezeq and Hot reduce their retail tariffs and thereby reduce the difference between the wholesale and retail tariffs ("margin squeeze") for certain landline services, aiming at reducing the profit of operators who do not own landline infrastructure and preventing their operation in the market.

In January 2015, the Ministry of Communications further amended Bezeq and Hot's licenses to include additional landline services, such as the use of certain of their physical infrastructure by operators who do not own such infrastructure, and the terms for their provision, as of August 2015. In February 2015, the wholesale landline market was formally launched in Israel (through non-automated operation) in regards to internet infrastructure services and in May 2015 the automated stage of the wholesale landline market was effected in regards to internet infrastructure services. Landline telephony service, which was to be provided as of May 2015, has not been provided yet and in December 2015, the Ministry of Communications published a hearing for an alternative temporary one year resale telephony service, at substantially higher tariffs than those set for the telephony wholesale service. We believe that a resale telephony service is not a viable alternative and that its adoption will harm the competition in the landline market and have therefore objected to its adoption. Further, Although the wholesale market was formally applicable to Hot's infrastructure as well, Hot's infrastructure has been effectively excluded from the wholesale market and in January 2016, the Ministry of Communications published a hearing proposing to set maximum tariffs for Hot's wholesale internet infrastructure services and noting it will not interfere with the tariffs Hot has set for its wholesale telephony service. Effective inclusion of Hot's infrastructure in the wholesale market may increase the potential subscribers to our triple play and bundle offerings.

Further, in January 2016 the Ministry of Communications announced its intention to annul Bezeq and Hot's structural separation as part of its plan to ensure massive investment in fiber optics infrastructure in Israel and setting a framework for a wholesale market using such infrastructure. We believe the annulment of structural separation for the Bezeq and Hot will adversely affect our competitive standing, more so if effected before a complete and effective wholesale landline market is operating. For changes to the Israeli Communication law, extending the Minister of Communications' authority to give instructions and set interconnect tariffs, usage of another operator's network rates and supervised services prices, and give instructions in relation to structural separation, see "-Tariff supervision" above.

In August 2013, IBC (a company owned by the Israeli Electric Company, or IEC, and an international group led by Via Europa) received licenses for the provision of broadband infrastructure services on the IEC's optic fibers infrastructure to other licenses holders as well as directly to large business customers. In 2014, IBC commenced deployment of its infrastructure and commenced the provision of such services in selected areas. Some of the smaller ISP providers have reportedly entered an agreement with IBC. See also "- Competition – Wireline" above.

OTT TV

Television services over the Internet are currently not regulated in Israel. In July 2015, a committee nominated by the Ministry of Communications in order to examine, among other things, the regulatory principles and rules that should apply to both television broadcasting over the internet and the incumbents' TV service over cables and via satellite, submitted its recommendations.

In February 2016, a second advisory committee for the regulation of broadcasting nominated by the Ministry of Communications in October 2015, published its interim recommendations for public comments, including: (1) technological neutrality as to the electronic means by which the content is provided; (2) alleviation of regulation of audio-visual broadcasting in certain aspects, to be handled by a new authority to be established (the Commercial Broadcasting Authority); (3) classification of the players in the market into three categories and determination of the regulation applied to each class as follows: (i) an "audio visual provider" shall be allowed to adopt voluntary self regulation, (ii) a "TV provider" (defined as an audio visual provider offering more than 4 linear edited channels or directing its service mainly to the Israeli public) shall be subject to mild regulation involving a mandatory license that shall include certain limitations in relation to content and ownership and a choice of financing between subscription fees or advertisements, and (iii) a "material provider" (defined as an audio visual vendor generally holding market share of 15-20%) shall be subject to the said mild regulation and to a wide regulation which shall include mandatory investments and original Israeli content financing; (4) audio visual providers who own infrastructure shall be obligated, among others, to offer a package of infrastructure, set-top box and open linear channels for a supervised price; and (5) regulation of advertising and commercial content.

The implementation of either committee's recommendations is subject to the adoption thereof by legislation. If the legislation adopted require us to make additional investments or impose unfavorable regulation on our OTT TV service, or apply such regulation to us and not to other OTT TV providers, or usage of the DTT infrastructure, it may adversely affect our OTT TV business.

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

Reporting requirements

We are subject to extensive reporting requirements. We are required to report to the Ministry of Communications the transfer of means of control from certain thresholds and changes of office holders, as well as to provide reports relating to our ongoing operation and services. We are required to submit to the Ministry of Communications detailed annual reports with information concerning subscribers, revenues by service, the number of new subscribers and churn, network performance, annual financial statements and prior notice of tariff increases . In addition, under our license we may be required by the Ministry of Communications to file additional reports, such as reports on complaints, pricing, specific costs and revenues, network problems and the development of the network.We are required to provide the Commissioner of Environmental Radiation under the Non-Ionizing Radiation Law and regulations with periodic and online, ongoing data of all cell sites operated by us.

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

In 2015 we continued to contribute to the community with a specific focus on our "Cellcom Volume" youth centers initiative. In addition to promoting Israeli music and artists and providing our customers with Israeli music through a variety of musical content, we have contributed to the creation of "Cellcom Volume" youth centers in various locations throughout Israel, in which we provide young people resources related to music, including music classes, facilities to bands and choirs for rehearsals and recording studios. We are currently reviewing new initiatives of contributing to the community to replace the "Cellcom Volume" initiative.

Throughout the year, our employees volunteer in various activities in the community.

In addition to our contribution to the building up and strengthening of the community, through activities such as our "Cellcom Volume" youth centers, we make financial donations to other worthy causes and entities. In 2015 we donated a total sum of approximately NIS 4.9 million, including our contribution to the community.

We are aware of the importance of environmental protection. Accordingly, while providing quality products and services to our subscribers, we seek to operate responsibly to continuously reduce negative impacts on the environment and the landscape, aiming at a better environmental performance than required by local law. We dedicate personnel, funds and technologies to improve our performance, strive to achieve an efficient deployment of infrastructure subject to the applicable standards, and cooperate with the local authorities. We constantly monitor our environmental performance and aim to reduce our ecological footprint, through activities such as recycling of electronic components and packages, reduction of paper usage by managed printing, reduction of pollutants' emissions and energy usage as well as activities aimed at allowing our subscribers to better protect the environment, such as collecting used batteries, sending subscribers their monthly bill for our services and other correspondence from us via e-mail and as of 2014, also by SMS, in lieu of regular mail, transfer to usage of environment friendly raw materials and separation between different types of waste in our repair services and since 2014 are purchasing electricity produced by a private natural gas based power station.

Netvision

General

On August 31, 2011, we completed the acquisition of 100% of the share capital of Netvision through a merger transaction. Netvision was founded as an Israeli company in 1994 and became a public company following its initial public offering on the TASE in 2005. In our description of Netvision's business, the term "Netvision" refers to Netvision and its subsidiaries.

Netvision is a leading company in the Israeli communications market and is engaged in two primary businesses through its wholly-owned subsidiary 013 Netvision Ltd., or 013 Netvision: provision of internet connectivity (ISP) and related services, recently - following the formation of the landline wholesale market – combined with internet infrastructure services; and provision of telephony services consisting mainly of international calling services, operator services, teleconferencing services and landline telephony services. In addition, Netvision is engaged in additional activities such as internet applications, cloud services and data security products.

Internet infrastructure and ISP Business

General

The provision of internet connectivity services is one of Netvision's primary businesses. Netvision is a major provider of internet connectivity services. Prior to the formation of the landline wholesale market, the Israeli internet market was characterized by a separation between the internet infrastructure providers and the internet connectivity service providers. Consequently, the internet customer was required to enter into a contractual arrangement with both of these providers. The infrastructure provider is responsible for the connection of the customer from his computer or other device to the infrastructure provider's operator. The internet service provider is responsible for providing access to the customer from the infrastructure provider's operator, through its own operator, to the local and global internet network. Following the inception of the landline wholesale market, we, Netivsion and other operators provide end-to-end internet service (infrastructure and connectivity), using Bezeq's VDSL infrastructure. The two main internet infrastructure providers having their own landline infrastructure for the private sector in Israel are Bezeq and Hot, both are currently under certain structural separation limitations. Bezeq is also providing internet infrastructure services to operators that do not own their own infrastructure (such as Netvision) under the landline wholesale market, who, in turn, provide this service to the end customer. Netvision's internet infrastructure is currently comprised of connectivity sites in two locations in Israel (Haifa and Petah-Tikvah), which provide Netvision's customers, through overseas connectivity points in London and Frankfurt, with connectivity to the global internet network. This internet infrastructure contains backup capability in order to ensure continuity of service.

For a details regarding the landline wholesale market see "Business Overview -Competition - Wireline" and "Government Regulation – Landline" above.

Services and Products

Netvision's main service provided to its internet subscribers is internet connectivity service and related services and products, and as of May 2015, also internet infrastructure services bundled with internet connectivity, as well as bundles of its services, including bundling with our services and other companies' products or services.

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

Suppliers

In the course of engaging in its ISP business, Netvision has entered into agreements with various suppliers, of which the principal agreements are the following:

Netvision has entered into a number of agreements with Mediterranean Nautilus Ltd. and Mediterranean Nautilus (Israel) Ltd., or collectively Med Nautilus, between 2003 and 2015. Med Nautilus is the owner of communications infrastructure which connects the Israeli internet network to the "entry points" of the global internet network via an underwater communications cable (out of three existing cables, one of them is owned by one of Netvision's competitor, Bezeq International). Pursuant to its agreements with Med Nautilus, Netvision purchased rights of use, of certain telecommunications capacities on Med Nautilus' communications cables, as well as maintenance and operation services relating to these cables. Over the last few years Netvision has increased the capacity purchased for significantly lower prices, as well as reduced maintenance costs. The term of the agreement with respect to capacity purchased from Med Nautilus is in effect until May 2032. Netvision has the option to terminate agreements with respect to parts of the capacity in 2022 and 2027. The terms of these agreements may be subject to regulatory intervention – see "- Regulation and Licenses" below.

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

Netvision uses several supporting systems for the provision of service to its customers, including communications infrastructure by Nortel (see additional details under "Telephony Business – Suppliers" below), customer relations management system by PeopleSoft supported by Amdocs, inventory and suppliers management system by Priority/Eshbel, billing system by CBP supported  by Amdocs and by Intec, financial system by Coda and infrastructure integrations system by Microsoft BizTalk. In July 2013, we transferred Netvision's inventory and suppliers management operation to our ERP solutions provided by SAP, supported by Rimini. We are considering the replacement of both our and Netvision's CRM system with one system that shall serve both companies. For details see "Item 4. Information on The Company –B. Business Overview – Network and Technology - Information technology".

Netvision's internet infrastructure service is dependent on Bezeq and in case Netvision purchases such services from Hot, it will be dependent on Hot as well. The terms of the service are mainly set in the landline wholesale market regulation. For additional details see "Government Regulation – Landline".

Sales and Marketing and Customer Care

Netvision conducts its sales and marketing activities in the Internet infrastructure and ISP business through various channels, including media advertising in internet concentrated sales campaigns, telemarketing to potential customers, as well as targeting existing customers by offering them upgrades to existing subscription programs and value added products and services. In addition, Netvision regularly collaborates with other telecommunications providers (including Bezeq and Hot) in order to offer service packages to existing and potential customers and its services are also marketed by Cellcom, including in bundles of services.

Netvision's sales and customer care center is located in Haifa, with additional teams located in our headquarters in Netanya, providing sales services, technical and support services, billing and general information, by specializing representatives as well as installation services provided by technicians teams at the infrastructure customers' premises. In addition, Netvision provides its subscribers and potential subscribers with various self-service channels, such as IVR, web-based services, automatic and live chat and mobile phone application where they can receive general and specific information.

Competition

Internet access is currently provided by three major Internet service providers, or ISPs: Netvision, Bezeq International, Smile Telecom (a subsidiary of Partner), and some other smaller players including Hotnet (a subsidiary of Hot). As of December 31, 2015, Netvision provides ISP services to approximately 685,000 households and we estimate Netvision's market share to be 27%, and Bezeq International and Smile Telecom holding 40% and 24% market share, respectively.

The Israeli ISP market is highly competitive and saturated and is characterized by relatively low entry barriers. Competition among the various players concentrates mainly on the ability to offer high-speeds of internet connection and on pricing. Although the provision of ISP services requires obtaining a license from the Ministry of Communications, the Ministry's policy is liberal in granting ISP licenses (and more recently unified licenses, which allow the provision of ISP services to any holder of such license, subject to the inclusion of an ISP appendix). As a result, as of the date of this report, there are a few dozen holders of ISP licenses (or unified license allowing the provision of ISP services) in Israel, though most of them do not hold significant market shares. Entry into the ISP market requires, however, incurring substantial penetration costs associated with the formation of ISP infrastructure, support systems, customer care systems and marketing channels. Due to such penetration and the other ongoing costs of operating ISP service, profitability in the ISP market usually requires creation of a broad customer base and the ability to sell added value products and high speed packages to the customers.

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

Although both Bezeq and Hot are under structural limitations, they are allowed to offer bundles of services, under certain limitations, including that some of the services in the Bezeq bundle would be available for sale separately under the same terms as in the bundle, and the requirement that Bezeq allows its competitors to participate in a similar bundle (if it includes ISP, VOB or ILD services) under the same terms and equally markets such bundles as its own bundle (though the second requirement does not apply to the sale of the bundle by a subsidiary of Bezeq). The same limitations apply to Hot in the case of bundles that include ISP services, with respect to the ISP service component of the bundle. The entry of Hot (through its subsidiary Hotnet) into the ISP market at tariffs significantly lower than market prices in 2012, the subsequent entry of cellular operators into that market in 2013, the offering of bundles of services and the aggressive campaigns of both Bezeq and Hot offering substantially higher bandwidth for lower tariffs to end-users, resulted in substantial decrease in ISP service prices and led to increased demand for greater bandwidth, which required Netvision to increase the capacity it purchases from Bezeq and Hot. Further, the offering of bundles of internet infrastructure and ISP using the wholesale market increased the competition in this field, resulting in loss of ISP customers to Netvision. If competition remains at current levels and the regulatory environment remains unchanged, this trend is expected to continue to have a material adverse effect on Netvision's results of operations.

In 2011 and 2012, two additional underwater cables that serve as an alternative to Med Nautilus were deployed. In addition, proposed regulation published for public comments by the Ministry of Communications in 2011, proposed certain limitations on the terms of agreements with Med Nautilus, which would, among other things, limit the discounts and capacity Med Nautilus may provide. The deployment of additional underwater cables improved the competition in the ISP market, as ISP providers were able to find alternatives to Med Nautilus, which led to a substantial decrease in the pricing of the global internet connectivity services provided to Israeli ISP providers. In addition, should the IBC infrastructure be available (which currently cannot be assured), this would improve Netvision's competitiveness in the ISP and landline markets as this is likely to reduce its dependency on Bezeq and Hot as internet infrastructure providers.

For details regarding the internet infrastructure service market, see "Business Overview -Competition - Wireline".

For additional details see "Item 3. Key Information – D. Risk Factors – - Risks Related to our Business – We face intense competition in all aspects of our business" and " Business Overview – Competition" above.

Regulation and Licenses

A major part of Netvision's ISP operations is subject to regulation by the Israeli Ministry of Communications pursuant to the Communications Law, including through its unified license.

The provision of ISP and related services requires a license. Netvision was granted three ISP licenses, one to its wholly-owned subsidiary 013 Netvision, one to its controlled subsidiary Internet Rimon, and third was granted to 013 Netvision by the Israeli Civil Administration in Judea and Samaria in respect of this territory. The license granted to 013 Netvision was replaced in February 2016 with a unified license. The licenses are valid through February 2022, November 2017 and July 2016, respectively.

Under its ISP license, Netvision (Rimon) is required to maintain a minimum standard of customer service and is prohibited from conditioning the use of its services by the customer on the customers being connected to a portal designated by it. Netvision is also required to inform its customers regarding the main features of the service provided, including commencement date of service, the consideration paid by the customer, the minimal surfing speed it is solely responsible for (if it publishes the maximum speed), quality standards, and maintenance details, and details about the possibility of email address portability, and is required to use a specific format for Netvision's agreement with its customers; to obtain an explicit request from its subscribers to purchase services as a precondition to providing and charging for such services; to maintain a specific form of evidence of customers' request to purchase its services as a precondition to charging its customers for those services, provide notifications regarding the services ordered and the procedures for handling subscribers' objections as to billing and repayment of overcharged sums.

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

For additional details regarding the unified license which may facilitate the entry of additional players into the ISP market, see "-Government Regulations - Unified license" above.

Further intervention by the Ministry of Communications in the ISP market, including by means of granting additional licenses allowing the provision of such services and setting their terms and conditions, change or annulment of the structural separation currently in place for the Bezeq and Hot groups, permitting the bundling of certain services without restrictions and intervening in the purchasing of global internet connectivity, could have a material adverse effect on Netvision's ISP business.

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

Netvision is one of the major players in the Israeli ILD market. In recent years, the ILD market has substantially decreased and is expected to continue to diminish, due to increased usage of substitute solutions, including voice over IP technologies offered by companies such as Skype, usage of local cellular services and increased usage of data in lieu of voice communication. Together with the offering of ILD services for no additional cost in bundles of cellular and landline telephony services, this has resulted in a continual decline in revenues from traditional ILD services.

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

Netvision's principal service in the wireline market is the provision of basic landline telephony services (to private customers by VOB technology). Netvision offers these services to both business and private customers. In addition, Netvision offers IP switchboard services and operation and management of business telecommunications systems. Netvision's ILD and landline services are also bundled with cellular services offered by Cellcom and following the inception of the landline wholesale market, Netvision's landline telephony (VOB) is also offered by Cellcom in its triple play package of internet infrastructure and ISP service, landline telephony service and TV service). For additional details see "Business Overview - Competition".

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

Most of the international dialing traffic between Israel and the rest of the world is conducted through the underwater communications cable of Med Nautilus. For further details on the agreements between Netvision and Med Nautilus, see "Netvision - Internet infrastructure and ISP Business - Suppliers" above.

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

Sales and Marketing and Customer Care

The sale and marketing of Netvision's telephony products and services is conducted mainly through direct means such as telemarketing, mail and email campaigns. In addition, Netvision offers its telephony products and services on a non-exclusive basis through our bundles and triple play package, various retailers, through outsourced telemarketing centers and through distributors.

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

Netvision commenced its landline telephony services in 2008 using Voice Over Broadband, or VOB, technology, and since then expanded this business. Netvision's penetration into the landline telephony business is an important element in our ability to offer comprehensive service packages to its and our subscribers. In case landline telephony is effectively included in the landline wholesale market, we may also offer wholesale landline home telephony services to private customers.

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

The key success factors in the telephony market are the services included in the bundle, competitive pricing, which are updated constantly, brand recognition and reputation, advanced and updated technological capabilities, reliable network and high levels of maintenance, quality of human resources including customer care services, and the ability to develop comprehensive products and services packages, to build a substantial customer base, to enhance customers' loyalty and the ability to face competition. In addition, the ability to develop strong strategic relations with foreign international carriers and continuous agreements with them are also key elements in the ILD market.

In recent years, the use of alternative telecommunications technologies such as voice-over-IP has resulted in downsizing of the telephony market, especially the ILD services revenues. This trend is expected to continue in the future at a more moderate pace.

Netvision is a major service provider in the Israeli ILD market. As of the date of this report, there are several ILD operators in the Israeli market. Netvision's main competitors in this market are Bezeq (through its wholly-owned subsidiary Bezeq International) and Partner (through its wholly-owned subsidiary Smile Telecom). Additional competitors include Xfone Communications Ltd., Telzar International Communications Services Ltd., Rami Levy, Golan and Hot, through wholly-owned subsidiaries or affiliates. At the end of September 2015, Netvision's market share in the ILD market is estimated to be approximately 20%, and Bezeq International, Smile Telecom and Hot holding 35%, 24% and 12% market share, respectively.

Netvision estimates that its current market share in the Israeli landline telephony market is not material, with approximately 138,000 households subscribed to the services as of December 31, 2015. Netvision's main competitors in the landline telephony market are Bezeq and Hot, as well as Partner (through Smile Telecom) and Bezeq International. To our knowledge, Bezeq remains a monopoly in the landline market.

A wholesale landline telephony services market and the IBC's infrastructure, if and when made effectively available, will enhance Netvision's ability to compete and allow us and Netvision (as well as our competitors) to provide a wider selection of services at competitive prices, specifically in relation to residential landline services which is currently immaterial. Any changes to the structural separation limitations in the Bezeq and Hot groups and the supervision on Bezeq tariffs, or anti-competitive behavior if not prevented by the regulators, however, could adversely affect Netvision's ability to compete with Bezeq and Hot in general, and in the landline market in particular and may have a material adverse effect on Netvision's results of operation. Competition may intensify if additional competitors enter the market following the establishment of an efficient landline wholesale services market.

See also "Item 3. Key Information – D. Risk Factors - Risks Related to our Business – We face intense competition in all aspects of our business" and "Item 4. Information on the Company –Competition - Wireline" and "-Government Regulations – Landline".

Regulation and Licenses

Netvision's operations in the telephony business are subject to regulation, mostly pursuant to the provisions of the Communications Law and the regulations promulgated thereafter, the Communications Regulations (Telecommunications and Broadcasting) (Procedures and Conditions for the Receipt of General Unified License) – 2010, or the Regulations and to the provisions of its Unified licenses, with respect to its ILD landline telephony businesses,and 'network end point' service.

Netvision's unified licenses are held by two of its wholly-owned subsidiaries - 013 Netvision and Veidan Teleconferencing Solutions LP, or Veidan, and expire on May 2025 and March 2026, respectively. Each of 013 Netvision and Veidan deposited a bank guarantee in the amount of NIS 5 million with the Ministry of Communications upon receiving the license. See "Business Overview - Government Regulations – Other Licenses – Unified License" above for additional details.

In October 2013, the Ministry of Communications published a hearing regarding a change to the ILD services regulation, which proposes, among other things: to annul the current limitation preventing landline and cellular operators from providing ILD services themselves (rather than through a separate corporation), which if adopted and applied to the Bezeq and Hot groups as well, would result in the annulment of the structural limitations currently imposed on them, in relation to the ILD services; that holders of a special license for the provision of ILD services will not be obligated to provide service to anyone so requesting nor to all the countries in the world; and to annul the restrictions on the cooperation between cellular and ILD operators in relation to prepaid calling cards. In February 2015, a second hearing proposing certain alternatives to the abovementioned proposed changes, to be applied to the Bezeq and Hot groups during an interim period ending upon annulment of structural separation, was published. The adoption of such changes would increase the competition in the ILD market even further and may adversely affect Netvision's results of operations.

In addition to its principal unified licenses, Netvision (through its wholly-owned limited partnership Veidan and wholly-owned subsidiary 013 Netvision) received from the Israeli Civil Administration in Judea and Samaria licenses for the provision of landline ILD and 'network end point' services to the Israeli-populated areas in Judea and Samaria, effective until October 2017, August 2018 and July 2017, respectively. The provisions of the principal licenses described above, generally also apply to those licenses, subject to certain modifications

Under its unified licenses, Netvision (through its wholly-owned subsidiary 013 Netvision) may also provide 'network end point' service, i.e., mainly the installation and maintenance of telecommunications equipment at a customer's premises or the licensee's premises, which include telephones, switchboards, telephony cables and related equipment as well as enables Netvision to connect a customer premises, through other license holders, to the public landline network.

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

For details of the landline wholesale market and its possible effects see "Competition - Wireline" above and "Item 4. Information on the Company –Competition - Wireline" and "-Government Regulations – Landline".

C.	ORGANIZATIONAL STRUCTURE

The IDB Group

Our largest shareholder, DIC, is a majority-owned subsidiary of IDB Development Corporation Ltd., or IDB, one of Israel’s largest business groups. IDB and DIC are public Israeli companies traded on the Tel Aviv Stock Exchange. See "Item 3. Key Information – D. Risk Factors - We are a member of the IDB group of companies, a large and highly regulated Israeli business groups, which may limit our ability to expand our business, to acquire other businesses or raise debt. The effects on us of IDB's financial condition are unclear" for details regarding IDB's financial situation and the footnote to the table under "Item 7.A – Major Shareholders" for information on the holdings in IDB.

Netvision and 013 Netvision, our wholly-owned subsidiary and wholly-owned indirect company, respectively, incorporated in Israel, are our only significant subsidiaries.

D.	PROPERTY, PLANT AND EQUIPMENT

Headquarters

In August 2003, we entered into a long-term agreement for the lease of our headquarters in Netanya, Israel. The leased property covers approximately 57,800 square meters, of which approximately 26,000 square meters consist of underground parking lots. The lease is in effect until December, 2022 and is renewable for two additional periods of five years each, upon our notice. In 2015, we sublet a portion of our headquarters to several lessees for a period of up to five years, following the reduction in headcount in our headquarters. The lessees have options to renew the lease for additional periods.

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

Netvision Properties

Netvision leases two main properties in Israel: one in Haifa and the other in Rosh-Ha'ayin. Netvision uses these properties for its offices, for its call centers, and for its network servers, as well as for equipment storage and until December 2011, has used them as headquarters as well. The Haifa lease covers approximately 8,900 square meters, is in effect until December 2019, may be terminated by Netvision in December 2018 subject to prior notice, and is renewable for three additional periods of two years each, upon Netvision's notice. The Rosh-Ha'ayin lease covers approximately 3,300 square meters, is in effect until December 2017 and is renewable for five additional periods of two years each, upon Netvision's notice. Netvision sublets part of the property in Rosh-Ha'ayin to our wholly-owned dealer and another subsidiary.

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

Service Centers, Points of Sale and Cell Sites

As of December 31, 2015, we leased 78 service centers, points of sale and other facilities (including those operated by our wholly-owned dealer), which are used for marketing, sales and customer service. Lease agreements for our retail stores and service centers are generally for periods of two to three years, with extension options that vary by location.

In addition, we lease from various parties, including the Israeli Land Authority, or ILA, municipalities and private entities sites for the establishment, maintenance and operation of cell sites for our cellular network. The duration of these lease agreements varies and ranges, in most cases, from two to five years, with an option to extend the lease for successive similar periods. The lease agreements also differ from each other in aspects such as payment terms and exit windows that enable us to terminate the agreement prior to its scheduled expiration. In some of the agreements, the lessor is entitled to terminate the agreement at any time without cause, subject to prior notice. Based on our past experience, we encounter difficulties in extending the term of approximately 7% of the lease agreements for cell sites, which at times results in our having to pay higher rent in order to remain in the same locations or to find alternative sites.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following operating and financial review and prospects should be read in conjunction with "Item 3. Key Information – A. Selected Financial Data" and our consolidated financial statements and accompanying notes appearing elsewhere in this annual report. Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, which differ in certain respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP. Following our adoption of IFRS, as issued by the IASB, we are no longer required to reconcile our financial statements prepared in accordance with IFRS to U.S. GAAP.

This discussion contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many important factors, including those set forth under "Item 3. Key Information – D. Risk Factors" and elsewhere in this annual report.

A. OPERATING RESULTS

Overview

General

We are the largest provider of cellular communications services in Israel with approximately 2.835 million cellular subscribers as of December 31, 2015, with an estimated market share of 27%, as well as a major ISP and ILD services supplier, through our wholly owned subsidiary – Netvision. In 2015 we have also entered the TV market and the internet infrastructure market (through the recently launched landline wholesale market).

Since 2012, our results of operations have been materially adversely affected by regulatory changes, which have also facilitated the entry of additional competitors, a dramatically increased competition (as a result of which our churn rate in the cellular field reached 42% in 2015) and continued price erosion, resulting in a decrease in our EBITDA for 2013, 2014 and 2015 by 23.8%, 4.0% and 32% respectively, in comparison to the previous year. The high level of competition is expected to continue to further adversely affect our results of operations in 2016. Competition may increase further if current trends continue, if the agreement for the purchase of Golan by us is not approved by the regulators, if the landline wholesale market, launched in 2015, is ineffective, if the structural separation imposed on the Bezeq and Hot groups is annulled or further relaxed, or if new competitors enter the communications markets. During that period, we have continually implemented aggressive efficiency measures in order to mitigate those adverse effects, which, in 2014 and 2015, included voluntary retirement plans for employees, in which approximately 380 and 330, respectively, employees have retired and we have recorded expenses in the amount of NIS 39 million and NIS 25 million, respectively, for the cost of these plans. We intend to continue to implement changes in order to continue our efforts to mitigate the adverse effects of the increased competition in all areas in which we operate. We cannot guarantee the success of these measures. Moreover, unionization of our employees may impede the execution of such measures. See "Item 3. Key Information – D. Risk Factors – Risks Related to our Business - We face intense competition in all aspects of our business" and "Item 4. Information on the Company - B. Business Overview – Competition" for additional details.

We earn revenues and generate our primary sources of cash by offering a broad range of communications services, including cellular, ISP, ILD , landline services and OTT TV services. Our cellular services include basic cellular telephone services and data transfer, download and upload, as well as text and multimedia messaging services and advanced cellular content services, which we provide through our 2G and 3G network covering substantially all of the populated territory of Israel and our 4G network launched in 2014. We also provide international roaming services to our subscribers in 181 countries as of December 31, 2015 as well as to subscribers of foreign networks visiting Israel. We offer our subscribers a wide selection of handsets of various leading global manufacturers as well as extended warranty services on most handsets we offer. We have an advanced fiber-optic transmission infrastructure of approximately 1,780 kilometers. Together with our complementary microwave-based infrastructure, our fiber-optic infrastructure connects the majority of our cell sites with the remainder connected using supplemental transmission capacity leased from Bezeq, the incumbent landline operator and Hot. Having our own transmission network enables us to save substantial operating cash lease costs that would be associated with complete reliance on Bezeq’s infrastructure, although these savings are partially offset by maintenance costs and microwave spectrum fees. It also allows us to sell transmission and data services to business customers and telecommunications operators. We provide advanced landline services, to selected landline business customers. Since December 2014 we also offer OTT TV services. In addition, following the acquisition of Netvision in 2011, we provide internet connectivity and related services (ISP) and landline telephony services consisting mainly of international calling services (ILD), operator services, teleconferencing services and landline telephony services. Since May 2015 we and Netvision also offer internet infrastructure services (through the landline wholesale market). We sell our various services on a stand-alone basis or bundled with certain other services offered by Netvision and us which as of May 2015 also included triple play bundles of internet infrastructure and ISP, landline telephony and TV services. Entering a new and penetrated market will require substantial investment and additional operating expenses.

Our management evaluates our performance through focusing on our key performance indicators, which include among others: average revenue per user of cellular and landline subscribers, or ARPU, EBITDA (as defined in "Results of Operations"), EBITDA as percentage of revenues, operating income, net income cash flow, number of cellular, landline ISP, internet infrastructure and OTT TV subscribers (both standalone and as a part of a bundle or triple play package), subscriber churn rate, handset sales and profitability and Net Promoter Score, or NPS, (indicating our subscribers’ satisfaction with our services). These key performance indicators are primarily affected by the competitive and regulatory landscape in which we operate and our ability to adapt to the challenges posed.

In November 2015, we entered an agreement with Golan and its shareholders for the purchase of 100% of the shares of Golan, for the sum of NIS 1.17 billion. The purchase agreement also includes the terms under which Golan shall continue to purchase national roaming services from us and the parties' agreements in relation to Golan's debt to us regarding the difference between the sum Golan has been paying us and the sum it is required to pay us under the national roaming services agreement for services provided until the end of 2015. The consummation of the purchase agreement is subject to the receipt of regulatory approvals. The purchase of Golan is another step in turning us into a leading telecommunication group that provides high value at low prices to the Israeli consumer and we expect that it will, if approved by the regulators and consummated, among other benefits, increase our cellular subscriber market share and our revenues, provide us with opportunities to offer our other services and products to Golan's subscribers and provide opportunities for cost synergies. There is no assurance that the purchase agreement shall be approved by the Israeli regulators, which we estimate to be challenging, specifically in light of the strong opposition, led by the Ministry of Treasury, nor as to the consummation of the transaction. If the agreement for the purchase of Golan by us is not approved by the regulators and if we cannot maintain the national roaming revenues we currently enjoy or an equivalent compensation it may adversely affect our revenues and may cause difficulties in the collection of Golan's debt to us. For additional details see "Item 3. Key Information – D. Risk Factors – Risks Related to the Proposed acquisition of Golan Telecom Ltd." and "Item 4. Information on the Company – B. Business Overview –– Agreement for the Purchase of Golan".

In February 2015, we entered a collective employment agreement with the Company's employees' representatives and the Histadrut for a term of three years (2015-2017). The estimated cost of the agreement over its term is expected to be approximately NIS 200 million, before tax, based on our forecasts (including approximately NIS 30 million in one time payments paid in the first quarter of 2015). In January 2016, the Histradrut announced a labor dispute in the Company with respect to outsourcing and other employment issues.

The Israeli telecommunications market is currently dominated by four communications groups: Bezeq, Hot, Partner-012 Smile and Cellcom–Netvision, with the first two having a full landline infrastructure. While an effective wholesale landline market (launched in 2015) will enhance our ability to compete and extend our service offering, the possible annulment of structural separation and Bezeq's tariffs supervision or other favorable regulatory changes relating to the Bezeq and Hot groups, may have a material adverse effect on our competitive capabilities and results of operation.

We intend to drive revenue primarily by: maximizing the benefits of our position as a leading Israeli telecommunications group, offering our customers full and comprehensive mobile and wireline solutions and bundles of services (including triple play) and enhancing our competitive capabilities; retaining our existing subscribers; offering new services that are synergetic to our core businesses; growing wireline service revenues; and attracting new subscribers. We intend to continue our efforts to optimize our costs by implementing further efficiency measures, reducing our expenses and adjusting our operations to the changing market conditions, but cannot guarantee the success of these measures.

The communications market and specifically the cellular industry are primarily regulated by the Ministry of Communications. Regulatory changes have had material adverse effects on our results of operations in recent years. See "Item 4. Information on the Company – B. Business Overview - Government Regulations." While our pricing is not generally regulated, certain of our rates and pricing mechanisms are subject to regulation. See "Item 4. Information on the Company – B. Business Overview – Government Regulations – Tariff Supervision."

The construction and operation of our cell sites and other transmission facilities are highly regulated and require us to obtain various consents and permits. See "Item 4. Information on the Company – B. Business Overview - Government Regulations—Permits for Cell Site Construction." We have experienced difficulties in obtaining some of these consents and permits and our ability to rely on an exemption from obtaining a building permit was severely limited. Also, we may be operating a significant number of our cell sites in a manner not fully compatible with the building permits issued for them. We do not expect that the demolition of the facilities currently facing a demolition order would have a material impact on our results of operations and financial condition. Additional restrictions on the construction and operation of cell sites and other facilities may be enacted or we may be required to demolish or relocate these cell sites and facilities, which may adversely affect our existing networks and networks build out, specifically in urban areas, may prevent us from meeting our license requirements and could adversely affect our results of operations.

In 2013, 2014 and 2015, we entered network and cell site co-operation and sharing agreements with Pelephone and Golan, respectively. Our cell site co-operation agreement with Pelephone was approved by the Israeli Antitrust Commissioner, however, we have been unable to progress in the execution of the co-operation agreement with Pelephone and we can provide no assurance that such co-operation will occur in the future. Our sharing agreement with Golan did not receive approval by the regulators and was voided in our agreement to purchase Golan, described above. For additional details see "Item 4. Information on the Company – B. Business Overview – Network and Technology - Cell Sites Sharing Agreement".

Our profitability is also affected by other factors, including changes in our cost of revenues and selling, marketing, general and administrative expenses, including depreciation and financing expenses.

Our results are also impacted by currency fluctuations. While substantially all of our revenues are denominated in NIS, for 2015, approximately20 % of cash outflow was denominated in, or linked to, other currencies, mainly U.S. dollars. Changes to the Israeli CPI, may also impact our results as our debentures (excluding Series E, G and I) and some of our expenses are linked to the Israeli CPI. Any devaluation of the NIS against the U.S. dollar or other foreign currencies will therefore increase the NIS cost of our expenses that are not denominated in NIS or are linked to those currencies and any increase in the Israeli CPI will increase the financial expenses associated with our debentures. We enter into derivative instruments to mitigate the effect of the various market risks associated with these expenses. See "Item 11 - Quantitative and Qualitative Disclosures About Market Risk."

Further, we have incurred significant debt by issuing debentures, the aggregate outstanding principal amount of which as of December 31, 2015 was NIS 3,788 million. See "- Liquidity and Capital Resources- Debt Service". For details regarding our deferred loan agreements see "- Liquidity and Capital Resources- Other Credit Facilities"

In February 2006, our Board of Directors adopted a policy to distribute each year at least 75% of our annual net income. In March 2007, our Board resolved to distribute dividends within the boundaries of the February 2006 dividend policy and until resolved otherwise, on a quarterly basis. In respect of 2015, our board of directors chose not to declare dividends given the intensified competition and its adverse effect on our results of operations and in order to strengthen our balance sheet. We undertook limitations on our dividend distributions in connection to the issuance of our F through I debentures and other credit facilities. See "Item 8. Financial Information – A. Statements and Other Financial Information - Dividend Policy" and "— B. Liquidity and Capital Resources—Dividend payments" and "- Debt Service" and "- Other Credit Facilities".

Revenues

We derive our revenues primarily from the sale of cellular network services (such as airtime and data surfing), handsets and other services, including content and value added services, repair services, and roaming services. Roaming services include roaming charges that we bill to our subscribers for the use of the networks of our roaming partners outside Israel, to which we refer as outbound roaming, and charges that we bill to our roaming partners whose subscribers use our network, to which we refer as inbound roaming. Revenues from airtime are derived from cellular subscribers originating calls on our network and from interconnect revenues from other operators for calls terminating on our network. Since the second quarter of 2012 we also derive our revenues from hosting services.

Our revenues also derive from the sale of landline communications services which include: internet connectivity and related services (ISP) and internet infrastructure services (through the landline wholesale market, since February 2015), OTT TV services (since December 2014), transmission services, telephony services consisting of international calling services (ILD) and landline telephony services, operator services and teleconferencing services.

Our revenues from cellular services are usually affected by seasonality with the third quarter of the year characterized by higher roaming revenues due to increased incoming and outgoing tourism.

Cost of revenues

The principal components of our cost of revenues are the purchase of handsets, accessories, equipment and spare parts, interconnection fees, content cost, cell site leasing costs, transmission services cost, internet connectivity services cost, the purchase of call minutes related mainly to international calling services, outbound roaming services fees, salaries and network development and maintenance and cost of Internet infrastructure. Our cost of revenues also includes depreciation of the cost of our network equipment and amortization of our spectrum licenses, rights of use of communications lines. See "-Application of Critical Accounting Policies and Use of Estimates Long-lived assets - depreciation."

Selling and marketing expenses

Selling and marketing expenses consist primarily of sales force salaries and commissions, advertising, public relations and promotional expenses. We compensate our sales force through salaries and incentives. Our selling and marketing expenses also include depreciation, mainly of leasehold improvements and equipment in our service centers and points of sales, and amortization of intangible assets related to the acquisition of subsidiaries.

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

Other income and expenses

Other income and expenses consist primarily of expenses related to employee retirement plan (in 2014, and 2015) and capital gains or losses from sale of property, plant and equipment.

Financing income and expenses

Financing income and expenses consist primarily of interest expense on long-term loans and interest on our debentures, the interest income component of handset long-term installment sales, the effects of fluctuations in currency exchange rates, Israeli CPI adjustments related to the Israeli CPI-linked debentures and other expenses, and income or losses relating to financial derivative instruments that do not qualify for hedge accounting according to IFRS. Financing income and expenses also include interest income on deposits, premium amortization associated with our debentures, and gains and losses from our current investment in tradable securities.

Income Tax

Generally, Israeli companies were subject to corporate tax on their taxable income at the rate of 25% for 2013 tax years, 26.5% for the 2014 and 2015 tax years and will be subject to a corporate tax rate of 25% for the 2016 tax year and onward.

Israeli companies are subject to capital gains tax at the corporate tax rate. A deferred tax asset or liability is created for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Results of Operations - Comparison of 2013, 2014 and 2015

The following table sets forth key performance indicators for the periods indicated:

	Year Ended December 31,			Change*
	2013	2014	2015	2014 vs. 2013		2015 vs. 2014
Subscribers at end of period(1) (in thousands)	3,092	2,967	2,835	(4%)		(4.4%)
Churn rate of cellular subscribers(1)(2)	36.8%	44%	42%	7.2	pp	2	pp
Average monthly revenue per subscriber (ARPU) (1)(3) (in NIS)	78	72	65	(7.7%)		(9.7%)
Operating income (in NIS millions)	651	662	310	1.7%		(53.2%)
Net income (in NIS millions)	288	354	97	22.9%		(72.6%)
EBITDA(4) (in NIS millions)	1,335	1,282	872	(4%)		(32.0%)
Operating income margin(5)	13.2%	14.5%	7.4%	1.3	pp	(7.1	pp)
EBITDA margin(6)	27.1%	28.1%	20.9%	0.9	pp	(7.2	pp)

*	pp denotes percentage points and this measure of change is calculated by subtracting the 2013 measure from the 2014 measure and the 2015 measure from the 2014 measure, respectively.

(1)	Cellular subscriber data refers to active subscribers. We use a six-month method of calculating our cellular subscriber base, which means that we deduct subscribers from our subscriber base after six months of no revenue generation and activity on our network by or in relation to the post-paid subscriber, no revenue generating calls or SMS for pre-paid subscriber and no data usage or less than NIS 1 of accumulated revenues from M2M (machine to machine) subscribers. The six-month method is, to the best of our knowledge, consistent with the methodology used by other cellular providers in Israel. In the fourth quarter of 2013 we removed approximately 64,000 subscribers from our subscribers base, following a change to our prepaid subscribers counting mechanism As a result of such change, we add a prepaid subscriber to our subscribers base only upon charging a prepaid card and remove them from our subscribers base after six months of no revenue generating calls or SMS. Following each of these changes, we have not restated prior subscriber data to conform with this change.

(2)	Churn rate is defined as the total number of voluntary and involuntary permanent deactivations of cellular subscribers in a given period expressed as a percentage of the number of cellular subscribers at the beginning of such period. Involuntary permanent deactivations relate to cellular subscribers who have failed to pay their arrears for the period of six consecutive months. Voluntary permanent deactivations relate to cellular subscribers who terminated their use of our services. Churn rate data is excluding the above mentioned removals of subscribers.

(3)	Average monthly revenue per cellular subscriber (ARPU) is calculated by dividing revenues from cellular services for the period by the average number of cellular subscribers during the period and by dividing the result by the number of months in the period. Revenues from inbound roaming services and hosting services are included even though the number of subscribers in the equation does not include the users of those roaming and hosting services. Inbound roaming services and hosting services are included because ARPU is meant to capture all service revenues generated by a cellular network. Revenues from sales of Subscription Repair Services are included because they represent recurring revenues generated by subscribers, but revenues from sales of handsets (which for purposes of this report may include other types of cellular end user equipment, such as tablets), Random Repair Services, and other services are not. We and industry analysts, treat ARPU as a key performance indicator of a cellular operator because it is the closest meaningful measure of the contribution to service revenues made by an average subscriber.

We have set out below the calculation of cellular ARPU for each of the periods presented:

	Year Ended December 31,
	2013	2014	2015
	(In NIS millions, except number of subscribers and months)

Revenues	4,927	4,570	4,180
less revenues from equipment sales	942	1,005	1,048
less other revenues*	1,034	941	869

Revenues used in ARPU calculation (in NIS millions)	2,951	2,624	2,263
Average number of subscribers	3,135,857	3,034,946	2,898,987
Months during period	12	12	12
ARPU (in NIS, per month)	78	72	65

*	Other revenues include revenues from other communications services such as ISP, transmission services and local and international landline services.

(4)	EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net; (excluding expense related to employee retirement plans) income tax; depreciation and amortization; and share based payments. We present EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our significant debt), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with fixed assets. EBITDA should not be considered in isolation or as a substitute for operating income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of our profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this annual report, may not be comparable to similarly titled measures reported by other companies due to differences in the way these measures are calculated.

The following is a reconciliation of EBITDA with net income and operating income:

	Year Ended December 31,
	2013	2014	2015
	(In NIS millions)
Net income	288	354	97
Financing expenses, net	246	198	177
Taxes on income	117	110	36
Operating income	651	662	310
Other expenses (income), net	(1)	7	(3)
Depreciation and amortization	676	610	562
Share based payments	9	3	3
EBITDA	1,335	1,282	872

For a reconciliation of EBITDA with net income by operating segment, see" – EBITDA" below.

(5)	Operating income margin is defined as operating income as a percentage of total revenues for each of the applicable periods.

(6)	EBITDA margin is defined as EBITDA as a percentage of total revenues for each of the applicable periods.

The following table sets forth our consolidated statements of income as a percentage of total revenues from operations for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
Revenues	100.0%	100.0%	100.0%
Cost of revenues	60.7%	59.7%	66.1%
Gross profit	39.3%	40.3%	33.9%
Selling and marketing expenses	14.6%	14.7%	14.8%
General and administrative expenses	11.5%	10.1%	11.1%
Other (income) expenses, net	-	1.0%	0.5%
Operating income	13.2%	14.5%	7.4%
Financing expenses, net	5.0%	4.3%	4.2%
Income before income tax	8.2%	10.2%	3.2%
Income tax	2.4%	2.4%	0.9%
Net income	5.8%	7.7%	2.3%

Revenues

	Year Ended December 31,			Change
	2013	2014	2015	2014 vs. 2013	2015 vs. 2014
	(In NIS millions)
Revenues	4,927	4,570	4,180	(7.2%)	(8.5%)

The decrease in revenues in 2015 is attributed mainly to a 12.1% decrease in service revenues compared with 2014 due to the intensified competition in the cellular market as well as a decrease in ISP and international calling revenues. The decrease in service revenues was partially offset by a 4.3% increase in equipment revenues and revenues from OTT TV services launched in the end of 2014. Netvision's contribution to total revenues for 2015 totaled NIS 809 million (excluding inter-company revenues), compared with NIS 853 million in 2014.

The decrease in Netvision's contribution is mainly due to a decrease in revenues from internet services and international calling services and was partially offset by a 63.9% increase in equipment revenues.

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

The following table sets forth the breakdown of our revenues for the periods indicated based on the various sources thereof:

	2013		2014		2015
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(NIS in millions)		(NIS in millions)		(NIS in millions)
Service revenues:
Cellular services	2,797	56.8%	2,487	54.4%	2,121	50.7%
Landline communications
services*	1042	21.1%	940	20.6%	866	20.7%

91

	2013		2014		2015
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues

Other services**	146	3.0%	138	3.0%	145	3.5%
Total service revenues	3,985	80.9%	3,565	78.0%	3,132	74.9%
Equipment revenues	942	19.1%	1,005	22.0%	1,048	25.1%
Total revenues	4,927	100.0%	4,570	100.0%	4,180	100.0%

*	Consists mainly of international calling services, landline telephony services, transmission services , hubbing services, internet services (ISP and internet infrastructure services) and TV services.

**	Consists of repair services fees.

During 2015, service revenues (comprising 74.9% of total revenues) decreased 12.1%, compared with 2014. This decrease in service revenues resulted mainly from a 14.7% decrease in revenues from cellular services due to the ongoing price erosion of those services and a decrease in subscriber base resulting from the intensified competition in the cellular market. The decrease in service revenues also resulted from a decrease in revenues from internet services as well as decrease in revenues from international calling services. Netvision's contribution to service revenues totaled NIS 691 million (excluding inter-company revenues) in 2015, as compared to NIS 781 million in 2014.

During 2014, service revenues (comprising 78% of total revenues) decreased 10.5%, compared with 2013. This decrease in service revenues resulted mainly from a 11.1% decrease in revenues from cellular services due to the ongoing erosion in the price of cellular services, resulting from the intensified competition in the cellular market. The decrease in service revenues also resulted from a 9.8% decrease in landline communications services revenues such as internet services as well as a decrease in revenues from transmission services. Netvision's contribution to service revenues totaled NIS 781 million (excluding inter-company revenues) in 2014, as compared to NIS 873 million in 2013.

During 2015, revenues from landline communications services decreased 7.8% as a result of a decrease in internet services revenues due to price erossion as well as a decrease in international calling services revenues, which were partially offset by revenues from OTT TV services launched at the end of 2014.

During 2014, revenues from landline communications services decreased 9.8% as a result of a decrease in internet services mainly due to the erosion in the price of such services, a decrease in international data services and value added services as a result of the intensified competition, as well as a decrease in revenues from international calling services.

During 2015, revenues from other services increased 5.1%, compared with 2014. This increase resulted from an increase in repair services.

During 2014, revenues from other services decreased 5.5%, compared with 2013. This decrease resulted mainly from a decrease in Subscription Repair Services fees which are characterized by lower revenues but higher profitability in 2014.

During 2015, equipment revenues (comprising 25.1% of total revenues) increased 4.3%, compared with 2014. This increase resulted from an approximately 63.9% increase in Netvision's end-user equipment revenues totaled NIS 118 million in 2015, compared to NIS 72 million in 2014.

During 2014, equipment revenues (comprising 22% of total revenues) increased 6.7%, compared with 2013. This increase resulted from an approximately 6 % increase in the number of cellular handsets sold in 2014, as compared with 2013. Netvision's contribution to equipment revenues totaled NIS 72 million in 2014, compared to NIS 60 million in 2013.

The following table sets forth the breakdown of our revenues for the periods indicated based on the types of subscribers:

	2013		2014		2015
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(NIS in millions)		(NIS in millions)		(NIS in millions)
Individual	3,525	71.5%	3,296	72.1%	3,000	71.8%
Business	1,209	24.6%	1,087	23.8%	1,011	24.2%
Other*	193	3.9%	187	4.1%	169	4.0%
Total	4,927	100.0%	4,570	100.0%	4,180	100.0%

*	Consists of revenues from inbound roaming services, hosting services (since mid-2012) and other services.

A breakdown of revenues according to types of subscribers (individual and business) during 2015 compared with 2014, shows a 9.0% decrease in revenues attributable to individual subscribers and a 7.0% decrease in revenues attributable to business subscribers. These decreases resulted mainly from the ongoing erosion in the price of cellular services, resulting from the intensified competition in the cellular market. The decrease in revenues attributable to both individual and business subscribers also resulted from a decrease in revenues from internet services and international calling services which primarily resulted from price erosion due to market competition.

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

The following table sets forth the breakdown of our revenues for the periods indicated based on the types of subscription plans:

	2013		2014		2015
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(NIS in millions)		(NIS in millions)		(NIS in millions)
Pre-paid	342	6.9%	317	6.9%	251	6.0%
Post-paid	4,392	89.2%	4,066	89.0%	3,760	90.0%
Other*	193	3.9%	187	4.1%	169	4.0%
Total	4,927	100.0%	4,570	100.0%	4,180	100.0%

*	Consists of revenues from inbound roaming services, hosting services (since mid-2012) and other services.

A breakdown of revenues according to types of subscription plans (pre-paid and post-paid) during 2015 compared with 2014, shows a 7.5% decrease in revenues attributable to post-paid subscribers and a 20.8% decrease in revenues attributable to pre-paid subscribers. The decrease in revenues attributable to post-paid subscribers was primarily the result of the ongoing erosion in the price of cellular services, resulting from the intensified competition in the cellular market. This decrease resulted also from a decrease in revenues from internet services and international calling services. The decrease in revenues attributable to pre-paid subscribers resulted mainly from increased churn of pre-paid cellular subscribers, as well as from the ongoing price erosion.

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

Segment Revenues Discussion

We operate in two operating segments:

Cellcom's revenue segment, which includes Cellcom Israel Ltd. and its subsidiaries, excluding Netvision Ltd. and its subsidiaries, includes revenues from cellular communications services and cellular end user equipment sales, repair services, and OTT TV services (as of December 2014).

Netvision's revenue segment, which includes Netvision Ltd. and its subsidiaries. Netvision, includes revenues from internet connectivity services (ISP), internet infrastructure services based on the landline wholesale market (as of February 2015), and additional telephony services such as international calling (ILD), landline telephony and teleconferencing services.

We measure revenues on an operating segment basis. The following is a discussion of our revenues for our two operating segments.

Cellcom

Revenues for Cellcom in 2015 totaled NIS 3,372 million (including inter-segment revenues), compared to revenues of NIS 3,717 million in 2014. The decrease was primarily due to a decline in service revenues of 12.3% due to the ongoing erosion in the price of cellular services resulting from the intensified competition in the market. Equipment revenues in 2015 were similar to 2014.

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

Netvision

Revenues for Netvision in 2015 totaled NIS 991 million (including inter-segment revenues), compared to revenues of NIS 960 million in 2014. The increase primarily resulted from a 72.7% increase in equipment revenues, which was partially offset by a 2.8% decrease in service revenues mainly resulted from a decrease in revenues from internet services and international calling services.

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

Cost of revenues and gross profit

	Year Ended December 31,			Change
	2013	2014	2015	2014 vs. 2013	2015 vs. 2014
	(In NIS millions)
Cost of service revenues	2,271	1,983	2,000	(12.7%)	0.9%
Cost of equipment revenues	719	744	763	3.5%	2.6%
Total cost of revenues	2,990	2,727	2,763	(8.8%)	1.3%
Gross profit	1,937	1,843	1,417	(4.9%)	(23.1%)

The increase in cost of service revenues in 2015 compared with 2014 mainly resulted from an increase in content costs related to OTT TV services launched at the end of 2014. 2014 also benefited from a one–time reduction of a provision for cell-sites rent expenses in the amount of NIS 44 million, as well as a one-time cancelation of a provision for communications cables expenses in the amount of NIS 22 million. This increase was partially offset by a decrease in other cost of revenues expenses such as depreciation and maintenance. Netvision's contribution to the cost of service revenues (excluding inter-company expenses) decreased to NIS 450 million in 2015 from NIS 471 million in 2014, mainly due to a decrease in cost of revenues from international calling services and a decrease in communications cables expenses.

The decrease in cost of service revenues in 2014 compared with 2013 mainly resulted from a decrease in payroll expenses due to efficiency measures, a decrease in interconnect fees as a result of a decrease in connectivity tariffs, a decrease in cost of revenues from internet and international calling services as a result of a decrease in sales of such services, a one-time reduction of a provision for cell-sites rent expenses in the amount of NIS 44 million, as well as a one-time cancelation of a provision for communications cables expenses in the amount of NIS 22 million. Netvision's contribution to the cost of service revenues (excluding inter-company expenses) decreased to NIS 470 million in 2014 from NIS 602 million in 2013, mainly as a result of a decrease in payroll expenses and interconnect fees, and a decrease in cost of revenues from internet connectivity and international calling services as a result of a decrease in sale of such services.

The increase in cost of equipment revenues in 2015 compared with 2014, resulted mainly from an increase in cost of equipment revenues in Netvision to NIS 101 million in

2015 from NIS 55 million in 2014, due to the increase in sales of equipment to business customers, partially offset by a decrease in the average cost of cellular handsets.

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

The decrease in gross profit in 2015 compared with 2014, resulted mainly from the ongoing erosion in the price of cellular services and an increase of cost of revenues mainly due to one-time effects during 2014.

The decrease in gross profit in 2014 compared with 2013, resulted mainly from the ongoing erosion in the price of cellular services and internet services.

Selling and marketing expenses and general and administrative expenses

	Year Ended December 31,			Change
	2013	2014	2015	2014 vs. 2013	2015 vs. 2014
	(In NIS millions)
Selling and marketing expenses	717	672	620	(6.3%)	(7.7%)
General and administrative expenses	570	463	465	(18.8%)	(0.1%)
Total	1,287	1,135	1,085	(11.8%)	(4.4%)

The decrease in selling and marketing expenses in 2015 compared with 2014, was primarily the result of efficiency measures we implemented, which led to a decrease in advertising and other expenses and from a decrease in amortization expenses in 2015 compared with 2014 attributable to the acquisition of Netvision. Netvision's contribution to selling and marketing expenses in 2015 totaled NIS 82 million compared to NIS 96 million in 2014.

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

The increase in general and administrative expenses in 2015 compared with 2014, resulted mainly from an increase in employee welfare costs as a result of the collective employment agreement, partially offset by efficiency measures we implemented, which led to a decrease in IT (Information Technology) expenses and other expenses. Netvision's contribution to general and administrative expenses in 2015 totaled NIS 61 million compared to NIS 46 million in 2014, mainly as a result of an increase in depreciation related to software.

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

Other income (expenses), net

	Year Ended December 31,
	2013	2014	2015
	(In NIS millions)
Other income (expenses), net	1	(46)	(22)

Other expenses in 2015 primarily include an expense of NIS 25 million following an employee voluntary retirement plan executed in the second quarter of 2015 compared to an expense of NIS 39 million following an employee voluntary retirement plan for employees executed in the second quarter of 2014.

Other expenses in 2014 consists mainly of an expense of NIS 39 million following a voluntary retirement plan for employees executed in the second quarter of 2014. Other expenses include also capital loss from sale of property, plant and equipment.

Financing expenses, net

	Year Ended December 31,
	2013	2014	2015
	(In NIS millions)
Financing expenses	(402)	(298)	(232)
Financing income	156	100	55
Financing expenses, net	(246)	(198)	(177)

Financing expenses, net, for 2015 decreased 10.6% compared with 2014. The decrease resulted mainly from a decrease in interest expenses associated with our debentures, due to a decrease in our average debt level of approximately NIS 600 million in 2015 compared to 2014.

Financing expenses, net, for 2014 decreased 19.5% compared with 2013. The decrease resulted mainly from a decrease in interest expenses associated with our debentures, in 2014 compared with 2013, due to a lower debt level following the principal payment in the amount of approximately NIS 1 billion during 2014. The decrease in financing expenses, net, also resulted from decrease in the Israeli Consumer Price Index (CPI) linkage expenses associated with our debentures, due to 0.1% deflation in 2014 compared to 1.9% inflation rate in 2013. The decrease in financing expenses, net, was partially offset by a decrease in interest income related to cellular handset income and also by a one-time positive affect in the amount of approximately NIS 15 million in 2013.

Interest and CPI linkage expenses associated with the principal amount of the debentures incurred during 2013, 2014 and 2015 were approximately NIS 385 million, NIS 251 million and NIS 169 million, respectively.

Income tax

	Year Ended December 31,			Change
	2013	2014	2015	2014 vs. 2013	2015 vs. 2014
	(In NIS millions)
Taxes on income	117	110	36	(6.0%)	(67%)

Taxes on income for 2015 decreased 67% compared with 2014. This decrease resulted mainly from the decrease in profit before income tax, attributed primarily to the adverse effect on our results resulting from the intensified competition in the communications market.

Taxes on income for 2014 decreased 6% compared with 2013. This decrease resulted mainly from income tax in respect of prior years.Income tax for 2013 decreased 40% compared with 2012, mainly due to a significant decrease in profit before income tax, attributed primarily to the adverse effect on our results resulting from the intensified competition in the communications market.

Net income

	Year Ended December 31,			Change
	2013	2014	2015	2014 vs. 2013	2015 vs. 2014
	(In NIS millions)
Net income	288	354	97	22.9%	(72.6%)

The decrease in net income in 2015 compared with 2014, was primarily due to a significant decrease in operating profit, attributed primarily to the adverse effect on our results resulting from the intensified competition in the communications market and erosion in revenues.

The increase in net income in 2014 compared with 2013, was primarily due to an increase in operating profit partially as a result of efficiency measures we implemented and a decrease in financing expenses due to a lower debt level and one-time effects (as discussed under "Cost of revenues and gross profit").

EBITDA

Segment EBITDA

We measure EBITDA on an operating segment basis. EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net (excluding expenses related to employee retirement plans); income tax; depreciation and amortization; and share based payments. For further information on our presentation of EBITDA and a reconciliation of EBITDA to consolidated net income, see footnote (4) under "- Results of Operations - Comparison of 2013, 2014 and 2015" above. The following is a reconciliation of EBITDA with net income by operating segment.

	Year Ended December 31, 2015
	(In NIS millions)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated
Net income	11	103	(17)	97
Financing expenses, net				177
Taxes on income	6	37	(7)	36
Operating income				310
Other (income) expenses				(3)
Depreciation and amortization	442	89	31	562
Share based payments				3
EBITDA	642	224	6	872

	Year Ended December 31, 2014
	(In NIS millions)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated
Net income	211	189	(46)	354
Financing expenses, net				198
Taxes on income	80	44	(14)	110
Operating income				662
Other expenses				7
Depreciation and amortization	475	85	50	610
Share based payments				3
EBITDA	967	315		1,282

	Year Ended December 31, 2013
	(In NIS millions)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated
Net income	210	135	(57)	288
Financing expenses, net				246
Taxes on income	91	45	(19)	117
Operating income				651
Other expenses				(1)
Depreciation and amortization	504	96	76	676
Share based payments				9
EBITDA	1,066	269	-	1,335

Segment EBITDA Discussion

Cellcom

In 2015, Cellcom generated EBITDA of NIS 642 million compared to NIS 967 million in 2014, a 33.6% decrease. The decrease was primarily caused by a reduction in service revenues due to the ongoing erosion in prices of cellular services as well as losses resulting entering a new field of operation – the OTT. The decrease was partially offset by efficiency measures we implemented, including a decrease in advertising and other expenses.

In 2014, Cellcom generated EBITDA of NIS 967 million compared to NIS 1,066 million in 2013, a 9.3% decrease. The decrease was primarily due to a reduction in service revenues due to the ongoing erosion in pricing for cellular services. The decrease was partially offset by efficiency measures we implemented, decrease in allowance for doubtful accounts and decrease in depreciation and amortization and one-time effects (as discussed under "Cost of revenues and gross profit").

Netvision

In 2015, Netvision generated EBITDA of NIS 230 million (including consolidation adjustments) compared to NIS 315 million in 2014, a 28.9% decrease. The decrease was primarily due to a decrease in internet and international calling revenues.

In 2014, Netvision generated EBITDA of NIS 315 million compared to NIS 269 million in 2013, a 17% increase.The increase was primarily due to efficiency measures we implemented and one-time effects (as discussed under "Cost of revenues and gross profit").

B. LIQUIDITY AND CAPITAL RESOURCES

General

Our liquidity requirements relate primarily to working capital requirements, debt service, capital expenditures for the expansion and enhancement of our networks, end user equipment and payment of dividends, when declared. We fund these requirements through cash flows from operations and raising new debt.

Following circulars of the Commissioner of Capital Markets, Insurance and Savings in the Ministry of Finance, or Commissioner, published in October 2010 and August 2013, instructing institutional investors to follow certain procedures and requirements before investing in non-governmental debentures, our series F through I indentures include certain limitations and covenants. For additional details see "- Debt Service" below. These limitations are generally also included in our other credit facilities (see "-Other Credit Facilities" below) and are expected to apply to any additional debt incurred by us. These procedures, limitations and covenants limit our freedom to conduct our business, may impose additional costs on us and may limit our ability to borrow additional debt from Israeli institutional investors as well as adversely affect the terms and price of such debt raising.

In May 2012 and June 2013, the rating of our debentures was downgraded. Though the rating of our debentures has remained stable since then, any downgrade in our ratings may adversely affect the terms and price of our debt or additional debt raised, particularly through the issuance of debentures to institutional investors, which, given the limitation on the ability of Israeli banks to lend money to us pursuant to the "Guidelines for Sound Bank Administration" issued by the Israeli Supervisor of Banks (as we are a member of IDB’s group of borrowers), may limit our ability to obtain additional financing to operate, develop and expand our business or to refinance existing debt. We believe that our free cash flow together with our financial reserves and our deferred loans will be sufficient to fund our anticipated cash needs for working capital, capital expenditures and debt service for at least the next 12 months, including the distribution of dividends, should our Board of Directors decide to reinstate dividend payments (after having suspended dividend declaration after the dividend declaration for the third quarter of 2013 in order to strengthen our balance sheet), excluding the financing of the purchase of Golan which will require additional equity and debt raising (see details under "Item 4. Information on the Company – B. Business Overview – Agreement for the Purchase of Golan"). Our future capital requirements will depend on many factors, including level of revenues, the timing and extent of spending to support marketing and subscriber retention efforts, the expansion of sales and marketing activities and the timing of introductions of new products and enhancements of existing products, the level and timing of investing in our 4G network, our OTT TV services and our internet infrastructure (via the wholesale market) services, whether our agreement for the purchase of

Golan is approved and any decision to reinstate dividends. Our Board of Directors would not expect to reinstate dividends unless it believes that our cash flow and available reserves will be sufficient to fund our needs, including our dividends.

In February 2006, our Board of Directors adopted a policy to distribute each year at least 75% of our annual net income as dividends, subject to compliance with applicable law, our license and contractual obligations and so long as the distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. We undertook limitations on dividend distributions in our indentures of series F through I debentures and in other credit facilities. See "Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy", " - Debt Service" and "-Other Credit Facilities" below. In respect of 2015, our Board of Directors chose not to declare dividends given the intensified competition and its adverse effect on our results of operations and in order to strengthen our balance sheet. It is possible that our Board of Directors’ estimate of our cash needs will be incorrect, or that events could occur that could increase our cash needs beyond anticipated. If that occurs, we may not have sufficient cash to cover these needs as a result of various expenditures previously made by the Company, including prior investments and expenses and prior dividend payments, and we would need to identify additional sources of financing, which could include equity or debt financing. We may not be able to obtain such financing on acceptable terms or at all.

Dividend payments

In 2015 and 2014 our Board of Directors chose not to declare dividends given the intensified competition and its adverse effect on our results of operations and in order to strengthen our balance sheet. During 2013, we distributed cash dividends in the aggregate amount of approximately NIS 85 million ($22 million), in respect of the third quarter of 2013 only, out of our retained earnings, and our Board of Directors chose not to declare dividends for the first, second, and fourth quarters, for the above reasons.

Debt service

Shelf Prospectus

In June 2014, we filed a shelf prospectus with the Israeli Securities Authority, or ISA, and the Tel Aviv Stock Exchange, or TASE. The shelf prospectus allows us, from time to time, until June 2016 (which may by extended until June 2017, subject to certain conditions), to offer and sell various securities including debt and equity, in Israel, in one or more offerings, subject to filing a supplemental shelf offering report, that describes the terms of the securities offered and the specific details of the offering. In January 2015, we filed an amendment to the shelf prospectus with the ISA and TASE, which allowed us to offer the debentures holders of our series D and E debentures, to exchange them with our series H and I debentures, respectively, as described below under "Public Debentures". At this stage, no decision has been made as to the execution of any offering, nor as to its scope, terms and timing, if executed, and there is no certainty that such offering will be executed.

The shelf prospectus includes our undertaking to comply with certain reporting obligations under the Israeli securities law in the event of certain warning signs of financial stress.

Public debentures

Our Series B debentures were issued in December 2005 and January 2006, to institutional and other investors in private placements and in May 2006, we issued additional debentures. The debentures are listed on the Tel Aviv Stock Exchange. As of December 31, 2015, Series B consisted of approximately NIS 370 million ($95 million) aggregate principal amount of debentures (after we repaid the principal payments in January 2013, 2014 and 2015 in the sum of approximately NIS 185 million ($47 million) each. In January 2016 we repaid another principal payment in the same amount). The Series B debentures bear interest at the rate of 5.3% per year, and are linked (principal and interest) to the Israeli CPI. The principal is payable in five annual payments commencing in January 2013, and the interest is payable annually commencing January 2007.

The Series B debentures are unsecured and do not restrict our ability to issue additional debentures of any class or distribute dividends in the future. The Series B debentures contain standard terms and obligations including restriction on our ability to create liens on our assets, other than fixed liens on assets provided in connection with financing the purchase of such assets.

Our series D debentures were issued in October 2007 to the public in Israel. In February 2008 we issued, in a private placement, additional debentures of this Series. In April 2009 and March 2011 (under our 2009 Shelf Prospectus) and in August 2011 (under our 2011 Shelf Prospectus), we issued to the public in Israel additional Series D debentures. The debentures are listed for trading on the Tel Aviv Stock Exchange. In February 2015, pursuant to an exchange offer of our Series H and I debentures for a portion of our outstanding Series D and E debentures, respectively, or the Exchange Offer, we exchanged approximately NIS 555 million ($142 million) principal amount of our Series D debentures with approximately NIS 844 million ($216 million) principal amount of Series H debentures. Following the consummation of the Exchange Offer, our Series D debentures consisted of approximately NIS 899 million ($230 million) principal amount. As of December 31, 2015, Series D debentures consisted of approximately NIS 599 million ($154 million) aggregate principal amount (after we repaid principal payments in July of each 2013-2014 and July 2015 in the sum of approximately NIS 485 million ($124 million) and NIS 300 million ($77 million), respectively and the aforementioned exchange).

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

Our Series E debentures were issued in April 2009, to the public in Israel based on our 2009 shelf prospectus. In March 2011 (under our 2009 Shelf Prospectus) and in August 2011 (under our 2011 Shelf Prospectus), we issued to the public in Israel additional Series E debentures. The debentures were listed for trading on the Tel Aviv Stock Exchange. In February 2015, pursuant to the Exchange Offer, we exchanged approximately NIS 272 million ($70 million) principal amount of Series E debentures with approximately NIS 335 million ($86 million) principal amount of Series I debentures. Following the consummation of the Exchange Offer, our Series E debentures consisted of approximately NIS 327million ($84 million) principal amount. As of December 31, 2015, these debentures consisted of approximately NIS 327 million ($84 million) aggregate principal amount (after we repaid principal payments in January 2012, 2013, 2014 and 2015 in the amount of approximately NIS 300 million ($77 million) each and the aforementioned exchange). In January 2016, we repaid another principal payment in the amount of approximately NIS 164 ($42 million).

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

Our Series F and G debentures were issued in March 2012 to the public in Israel under our 2011 shelf prospectus (as amended in March 2012) and were listed for trading on the Tel Aviv Stock Exchange. As of December 31, 2015, these debentures consisted of approximately NIS 715 million ($183 million) aggregate principal amount Series F debentures and approximately NIS 285 million ($73 million) aggregate principal amount Series G debentures.

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

The Series F and G debentures are unsecured and contain, in addition to standard terms and obligations, the following obligations:

·	a negative pledge, subject to certain exceptions;

·	a covenant not to distribute more than 95% of the profits available for distribution according to the Companies Law ("Profits"); provided that if our net leverage (defined as the ratio of net debt to EBITDA during a period of 12 consecutive months, excluding one-time events) exceeds 3.5:1, we will not distribute more than 85% of our

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

·	a limitation on our ability to voluntarily redeem the debentures prior to their stated maturity date to a minimum amount of NIS 100 million of each series of debentures and an undertaking to pay the holders of such debentures an additional annual interest of 1% in the event of such early redemption;

·	a covenant to have the debentures rated by a rating agency (in as much as under our control);

·	an obligation to pay additional interest of 0.25% for a two-notch downgrade in the debentures' rating and additional interest of 0.25% for each additional one-notch downgrade and up to a maximum addition of 1%, in comparison to the rating given to the debentures prior to their issuance;

·	a covenant not to issue additional debentures of the relevant series if the additional issuance by itself, will cause a certain rating downgrade.

We also agreed to the addition of the certain events to the list of events of default of the Series F and G debentures, including:

·	cross default, excluding following an immediate repayment initiated in relation to a liability of NIS 150 million ($38 million) or less;

·	failure of our main business to be cellular communications or loss of our cellular license for a period of over 60 days;

·	suspension of trading of the debentures on the TASE over a period of 45 days;

·	failure to comply with the above covenant regarding limitations on dividend distributions;

·	failure to have the debentures rated over a period of 60 days;

·	a petition or court order to withhold all legal proceedings against us or petition for creditors arrangement filed;

·	the sale of a major part of our assets or merger (with certain exclusions);

·	failure to publish financial reports when due;

·	a net leverage in excess of 5.0:1, or in excess of 4.5:1 during four consecutive quarters;

·	failure to comply with our negative pledge covenant; and

·	any other event causing or expected to cause a material adverse effect (which shall not include any event that shall or is likely to cause our net leverage to increase to a ratio of under 5.0:1) on our business and posing real threat of a substantial damage to the debenture holders’ rights.

Our Series H and I debentures were issued in July 2014 to the public in Israel under our 2014 shelf prospectus and were listed for trading on the Tel Aviv Stock Exchange. In February 2015, pursuant to the Exchange Offer, under our 2014 shelf prospectus and in a private offering, we issued approximately NIS 844 million ($216 million) principal amount of of Series H debentures and approximately NIS 335 million ($86 million) principal amount of series I debentures in exchange for approximately NIS 555 million ($142 million) principal amount of Series D debentures and approximately NIS 272 million ($70 million) principal amount of Series E debentures, respectively. Following the consummation of the exchange and as of December 31, 2015, our Series H and I debentures consisted of approximately NIS 950 million ($243 million) principal amount and NIS 558 million ($143 million) principal amount.

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

As of December 31, 2015, we complied with the above covenants.

Other credit facilities

In May 2015, we entered into a loan agreement with two Israeli financial institutions, or Lenders, according to which the Lenders have agreed, subject to certain customary conditions, to provide us two deferred loans for the total principal amount of NIS 400 million, without any linkage, as follows:

·	A principal amount of NIS 200 million will be provided to us in June 2016, and will bear an annual fixed interest of 4.6%. The loan's principal amount will be payable in four equal annual payments on June 30 of each of the years 2018 through 2021 (inclusive). The interest will be paid in ten semi-annual installments on June 30 and December 31, of each calendar year commencing December 31, 2016 through and including June 30, 2021.

·	A principal amount of NIS 200 million will be provided to us in June 2017, and will bear an annual fixed interest of 5.1%. The loan's principal amount will be payable in four equal annual payments on June 30 of each of the years 2019 through 2022 (inclusive). The interest will be paid in ten semi-annual installments on June 30 and December 31, of each calendar year commencing December 31, 2017 through and including June 30, 2022.

Under the agreement, the interest rate may be subject to certain adjustments. Until the provision of the loans, we are required to pay the Lenders a commitment fee. We may cancel or prepay one or both loans, subject to a certain cancelation fee or prepayment fee, as applicable. The agreement includes standard terms and obligations and also generally includes the negative pledge, limitations on distributions, events of default and financial covenants applicable to our series F through I debentures.

In August 2015, we entered into a loan agreement with an Israeli bank, or Lender, according to which the Lender has agreed, subject to certain customary conditions, to provide us a deferred loan in a principal amount of NIS 140 million, without any linkage, which will be provided to us in December 2016, and will bear an annual fixed interest of 4.9%. The loan's principal amount will be payable in five equal annual payments on June 30 of each of the years 2018 through 2022 (inclusive).

Under the Agreement, the interest rate may be subject to certain adjustments. Until the provision of the loan, we are required to pay the Lender a commitment fee and if we do not borrow, certain additional fees. We may borrow the loan earlier, in which case the repayment shall be earlier and we may prepay the loan, subject to a prepayment fee. The agreement also includes certain events which if not approved by the Lender allow the Lender to notify us of an acceleration of the repayment of the loan.

The agreement includes standard terms and obligations and also generally includes the negative pledge, limitations on distributions, financial covenants and event of defaults applicable to our series F through I debentures, with certain modifications, including foreclosure, materialization of a pledge, execution actions, receivership and (subject to certain exclusions) sale of assets, in a specified certain lower amount, a failure to operate in a field which is material to our operations and mergers and changes of formation (with more limited exclusions) will trigger an event of default. In case we provide stricter financial covenants to another financial institution or debenture holder, those will apply to this agreement as well.

In the ordinary course of business, from time to time, we and our subsidiaries, enter into framework agreements with banks for various banking services, such as credit lines and hedging transactions. In March 2015, we entered an extended payment terms agreement with a certain supplier, which includes terms similar to our deferred loans agreements.

Rights Offering

In June 2015, we filed a registration statement with the Securities and Exchange Commission, or the SEC, and the Israeli Securities Authority, or the ISA, in preparation for a possible rights offering that proposed to raise approximately NIS 120-150 million (assuming a full exercise of subscription rights), or "the Rights Offering". DIC notified the Company that if the Company executes an equity offering (whether through ordinary shares offering or rights offering or in any other manner), DIC intends, in as much as DIC's cash needs will allow, to invest in such offering so that DIC's relative holding in the Company's share capital does not fall below its pre-offering holding, and to make an additional investment, if possible, so that DIC's total investment in such offering shall not exceed NIS 100 million.

The execution, timing, terms (including subscription ratio) and amount of such proposed Rights Offering have not yet been determined and are subject to further approvals of our Board of Directors, declaration of effectiveness of the registration statement by the SEC, and approvals of the ISA, the Tel Aviv Stock Exchange and the New York Stock Exchange. There is no assurance that such approvals will be received or that the Rights Offering will be executed, nor as to its timing, terms or amount.

Capital expenditure

Our accrual capital expenditure in 2013, 2014 and 2015 amounted to NIS 384 million, NIS 467 million and NIS 396 million, respectively. Accrual capital expenditure is defined as investment in fixed assets and certain intangible assets, such as spectrum licenses, rights of use of communications lines, UMTS networks' enhancement and expansion and development of new products and services, during a given period. For the periods under review, a key focus of our capital investment has been the enhancement and expansion of our existing networks and transmission infrastructure and deployment of our LTE network (in 2014).

Cash flows from operating activities

Cash flows from operating activities totaled NIS 836 million in 2015, a decrease from NIS 1,557 million in 2014. The decrease in cash flow is primarily attributed to a decrease in proceeds from customers due to the decrease in service revenues.

Cash flows from operating activities totaled NIS 1,557 million in 2014 similar to NIS 1,556 million in 2013. The steady cash flow level is primarily attributed to a decrease in proceeds from customers due to the decrease in service revenues. This decrease was offset by a decrease in payments to vendors as a result of a decrease in operating expenses mainly due to efficiency measures we implemented.

Cash flows from investing activities

The net cash flows from operating activities is the main capital resource for our investment activities. In 2013, 2014 and 2015, our net cash used in investing activities amounted to NIS 344 million, NIS 350 million and NIS 96 million, respectively. The payments were used primarily for the improvement and expansion of our networks and information systems infrastructures. These payments were partially offset by a repayment of long term deposit and cashing out part of our current investments in tradable debentures. The decrease in 2015 compared with 2014 resulted mainly from a decrease in investments in tradable debentures. There was no significant change in 2014 compared to 2013.

Cash flows from financing activities

In 2015, net cash used in financing activities amounted to NIS 1,136 million compared to NIS 1,106 million in 2014. The increase is primarily attributable to the issuance of new series of debentures for a net consideration of NIS 326 million in 2014.

In 2014, net cash used in financing activities amounted to NIS 1,106 million compared to NIS 1,569 million in 2013. The decrease is primarily attributable to the issuance of new series of debentures for a net consideration of NIS 326 million in 2014.

During 2013, 2014 and 2015, the average outstanding amount of long-term liabilities (long-term loans and debentures) was NIS 5.75 billion, NIS 4.7 billion and NIS 3.95 billion, respectively.

Working capital

Our working capital as of December 31, 2015 was NIS 625 million, compared with NIS 837 million as of December 31, 2014. The decrease in working capital was primarily due to a decrease in trade receivables.

Our working capital as of December 31, 2014 was NIS 837 million, compared with NIS 1,082 million as of December 31, 2013. The decrease in working capital was primarily due to a decrease in trade receivables and an increase in trade payables.

Trade receivables

Trade receivables consist of outstanding amounts due from customers, mainly for cellular, ISP and landline telephony services and handsets and accessories, net of the allowance for doubtful accounts. Most of our handset sales are made on an installment basis (generally, 36 monthly payments). Installments due in the twelve months following the balance sheet date are included in current trade receivables; the remaining installments are included in long-term receivables. As of December 31, 2015, net current trade receivables amounted to NIS 1,254 million compared with NIS 1,417 million as at December 31, 2014 and NIS 1,731 million as at December 31, 2013. Net long-term trade receivables as of December 31, 2015 amounted to NIS 467 million compared with NIS 476 million as at December 31, 2014 and NIS 512 million as at December 31, 2013. The decrease in trade receivables (current and long-term) in 2015 compared with 2014 and in 2014 compared with 2013 was mainly due to the decrease in revenues as a result of the intensified competition in the cellular market. The current maturity of long-term receivables as of December 31, 2015 was NIS 563 million, compared with NIS 606 million as of December 31, 2014 and NIS 878 million as of December 31, 2013.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Set forth below is a description of our contractual cash obligations, in millions of NIS, as of December 31, 2015.

	Total	2016	2017- 2018	2019-2020	2021 and Beyond
Long-term debt obligations (including interest)(1)	4,548	909	1,605	957	1,077
Operating lease obligations	1,090	205	389	257	240
Purchase obligations	414	355	54	5	-
Total	6,052	1,469	2,048	1,219	1,317

(1)	Interest does not include any increase in interest that would be required based on increases in the Israeli CPI.

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

Impairment of long-lived assets

Nature of critical estimate items

Finite-lived long-lived assets

At each reporting date, we review finite-lived long-lived assets, principally consisting of property, plant and equipment, spectrum licenses and intangible assets for impairment based on the requirements of International Accounting Standard No. 36, whenever events or changes in circumstances indicate that their carrying values may not be recoverable through the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal. Where it is not possible to estimate the recoverable amount of an individual asset, we group together all of the assets that cannot be tested individually into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit"), and estimate the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount is the higher of value in use and fair value less cost to sell. Value in use is determined by discounting the expected future cash flows, we expect to derive from the asset, using a pre-tax discount rate. An impairment loss is recognized if the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

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

Uncertain tax positions

When assessing amounts of current and deferred taxes, we take into consideration the effect of the uncertainty that our tax positions will be accepted and the effect of incurring any additional tax and interest expenses. We are of the opinion that the cumulative tax liability is fair for all the years in respect of which final tax assessments have not yet been received, based on an analysis of a number of matters including interpretations of tax laws and the our past experience. This assessment is based on estimates and assumptions that may also include assessments and exercising judgment regarding future events. It is possible that new information will become known in future periods that will require us to change our estimate regarding the tax liability that was recognized, and any such changes will be expensed immediately in that period.

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

IFRS 15 is applicable for annual periods beginning on or after January 1, 2018 and earlier application is permitted. IFRS 15 includes various alternative transitional provisions, so that companies can choose between one of the following alternatives at initial application: full retrospective application, full retrospective application with practical expedients, or application as from the mandatory effective date, with an adjustment to the balance of retained earnings at that date in respect of transactions that are not yet complete.

We are examining the effects of adopting IFRS 15 on the financial statements.

IFRS 16, Leases

IFRS 16 replaces International Accounting Standard 17 - Leases (IAS 17) and its related interpretations. The standard's instructions annul the existing requirement from lessees to classify leases as operating or finance leases. Instead of this, for lessees, the new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements. Similarly, the standard determines new and expanded disclosure requirements from those required at present.

The standard will become effective for annual periods as of January 1, 2019, with the possibility of early adoption, so long as the company has also early adopted IFRS 15 - Revenue from contracts with customers. The standard includes a number of alternatives for the implementation of transitional provisions, so that companies can choose one of the following alternatives at the implementation date: full retrospective implementation or implementation from the effective date while adjusting the balance of retained earnings at that date.

We have not yet commenced examining the effects of adopting the standard on the financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors, executive officers and other key employees as of December 31, 2015:

Name	Age	Position
Ami Erel (2), (3)	68	Chairman of the Board
Shlomo Waxe (1), (2), (4)	70	Independent Director
Ari Bronshtein (2), (4)	46	Director
Ephraim Kunda (1), (2), (4), (5)	63	Independent Director
Joseph Barnea (1), (2), (3), (4), (5)	80	Independent / External Director
Ronit Baytel (1), (5)	48	Independent / External Director
Nir Sztern	44	President and Chief Executive Officer
Shlomi Fruhling	43	Chief Financial Officer
Yoni Sabag	43	Vice President of Marketing
Ron Shvili	48	Chief Technology Officer
Keren Shtevy	42	Vice President of Business Customers
Sharon Amit	49	Vice President of Human Resources
Amos Maor	52	Vice President of Sales and Service
Liat Menahemi Stadler	49	Vice President of Legal Affairs and Corporate Secretary
Teimuraz Romashvili	37	Vice President of Pre Paid Activity
Yaniv Gruenwald	41	Vice President of Television and Content
Ronnen Shles	48	Controller

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

Joseph Barnea has served as a member of our Board of Directors since 2007. Mr. Barnea is a retired businessman. From 2012 to 2015, Mr. Barnea served as an external director of Imagesat International Ltd. He served as the Chief Executive Officer of Oxygen & Argon Works Ltd. from 1987 to 2005 and continued to serve as a member of its management until 2006. From 1985 to 1987, he served as the Chief Executive Officer of Telkoor Ltd. From 1980 to 1985, he served as a Vice President of Elscint Medical Imaging Ltd. Mr. Barnea is a member of the executive committee of the Israeli Industrialists Association and until 2007 he served as the Chairman of its Chemistry and Environment Association. From 2004 to 2009 Mr. Barnea served as a member of the board of the Israeli Export & International Cooperation Institute, from 2005 he serves as a member of the standard committee of the Israeli Standards Institute and prior to that, as a member of its board. From 2002 to 2004 he served first as President and then as Chairman of the International Oxygen Manufacturers Association (IOMA) USA. He served as Deputy Commander of the signal, electronics and computer corps of the Israeli Defense Forces. Mr. Barnea holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology and an M.Sc. in electrical engineering from Columbia University, New York, USA.

Ronit Baytel has served as a member of our Board of Directors since 2007. From 2005 to 2016, Ms. Baytel served as a director in the finance department of Ormat Technologies, Inc., a company listed on the NYSE, in charge of SOX internal controls in the preparation of financial statements and tax and special projects. From 1998 to 2005 she served as senior manager at Kesselman & Kesselman, a certified public accountants firm in Israel, which is a member of the international PriceWaterhouseCoopers Accountants firm. Ms. Baytel is a certified public accountant and holds a B.A. in economics and accountancy from Tel Aviv University and an M.B.A. from the Hebrew University.

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

Yaniv Gruenwald has served as our Vice President of television and content since August 2014. Mr. Gruenwald has served as Vice President of television and content of Netvision since 2012 and as Chief Technology Officer of Netvision from 2010 to 2011. From 2008 to 2010, he served as a Chief Technology Officer of wire-line & broadband division of Partner Communications Ltd., and from 2005 to 2008 he served as Partner's director of product development. Mr. Gruenwald Holds a B.A. in business administration from the Peres Academic Center and an Executive MBA from Tel-Aviv University.

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

Executive Officer Pay for Performance

The Company’s compensation philosophy is to encourage our executive officers to make sound decisions and drive long-term value creation for our shareholders. For our executive officers, we believe that in order to increase shareholder value, our compensation structure must:

•	Have a substantial portion of pay "at risk" (i.e., pay that is not guaranteed); and

•	Link "at risk" pay to performance objectives that are directly aligned to the Company’s short and long-term performance objectives as well as strategic initiatives.

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

Compensation Mix. Base salary and annual and equity-based compensation awards make up the main elements of our executive officers’ total compensation package. The Company strives to ensure that a substantial portion of each executive officer’s total compensation is comprised of "at-risk" pay, with the targeted weight of each element out of the total compensation package of an executive officer being as follows:

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

Our cash bonus and equity-based compensation awards are considered "at-risk" pay because they are not guaranteed and the recipients of the cash bonus awards must achieve specific performance objectives at corporate and individual levels to receive any payment.

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

Accordingly, base salary shall generally target the 25%-75% percentiles of each executive officer's peer group salary, taking into consideration the aforementioned individual characteristics, as shall be reflected in a peer group analysis conducted by an independent consultant and reviewed by our Compensation Committee and Board of Directors, when such salary is set and/or updated. The Company's office holders’ average base salary percentile in 2015 (in relation to their peer group), based on a peer group analysis conducted by Prof. Moshe Zviran Ltd., an independent compensation consultant, was approximately 50%. The benchmarking indicates that the target Base Salary (i.e. 25%-75% percentiles of each executive officer's peer group salary), when applied to our CEO, ranges approximately between NIS 136K and NIS 166K and when applied to our other executive officers, ranges approximately between NIS 50K to NIS 92K per month.

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

* EBITDA and Free Cash Flow are non-IFRS measures. For a definition of EBITDA see footnote (4) under "Item 5. Operating and financial review and prospects – Results of operations – Comparison of 2013, 2014 and 2015". Free

Cash Flow is defined as (a) the net cash provided by operating activities minus (b) the net cash used in investing activities, excluding (i) short-term investments in tradable debentures and deposits and (ii) proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits.

Any payout of cash bonuses for any year will be subject to an additional minimum requirement of achieving an annual EBITDA of not less than 60% of the Company's EBITDA for the previous year. We have met this threshold. Such minimum requirements are in no way indicative of the Company's expectations or estimations for any fiscal year, and are provided in order to assure shareholders that no cash bonuses will be paid to office holders according to the Compensation Policy in years when the Company’s performance has deteriorated materially compared to the prior year.

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

Following is a graphic representation of the cash bonus our executive officers may be entitled to:

In order to align executive officer and investor interests for a long term value creation, once the cash bonus was calculated as detailed above, the executive officers will be entitled to 60% of that cash bonus with 40% deferred to the following year. Notwithstanding the aforesaid, for the first year in which the cash bonus was determined in accordance with this Compensation Policy, the executive officers were entitled to 80% of that cash bonus with 20% deferred to the following year. The executive officers shall be entitled to the remaining deferred portion of the cash bonus, if the performance targets set for the following year exceed the 75% threshold of the combined performance target for such following year. We have met this threshold. The deferred portion of the cash bonus shall be linked to the Israeli

CPI from the payment date of the first portion and until the payment date of the second portion (if paid).

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

Equity-based compensation Plan. Under the Company's 2006 Share Incentive Plan or under any equity-based compensation plan adopted by the Company in the future (as was done with the Company's 2015 share Incentive Plan), the Compensation Committee and Board may resolve to grant, from time to time, options or restricted share units ("RSUs"), or other instruments of equity-based compensation, to our executive officers.

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

Compensation for our directors

We paid no cash compensation to our directors who are affiliated with our controlling shareholder and the chairman of the Board of Directors (appointed by our controlling shareholder) ("Controlling Shareholder Directors") for their services as directors, as we pay our controlling shareholder an annual management fee, which includes the Controlling Shareholder Directors services.

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

We maintain a liability insurance policy for the benefit of our office holders. Our directors and executive officers' coverage will not exceed $100 million per claim in the aggregate, and additional reasonable expenses in connection with defending lawsuits, and the premium will not exceed US$ 1 million per annum in any renewal or extension or substitution of the policy. Any such renewal or extension or substitution of the liability insurance policy for the benefit of our office holders (including those who are or are related to controlling shareholders or in respect of whom our controlling shareholders have a personal interest, who shall be insured under identical terms) do not require a separate approval of the Company's shareholders, in addition to the approval of this compensation policy (which in itself requires approval once every three years) if our compensation committee resolves that such renewal or extension or substitution upholds the limitations set above.

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

Executive Officer and Director Compensation

The aggregate direct compensation we paid to all our executive officers and directors as a group (17 persons) for 2015 was approximately NIS 12.0 million, of which approximately NIS 2.0 million was set aside or accrued to provide for pension, retirement, severance or similar benefits. These amounts do not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses and benefits commonly reimbursed or paid by companies in Israel. In addition, in 2015 we recorded the sum of approximately NIS 2.1 million, as a compensation cost related to the options granted to all our executive officers under our share incentive plans. See "6. Directors, Senior Management and Employees - E. Share Ownership – Share Incentive

Plans". We pay our executive officers an annual bonus based on our overall performance and individual performance, in accordance and subject to the provisions of our compensation policy (described above). For 2015, our compensation committee and board of directors resolved to pay our executive officers (excluding our CEO) an annual bonus in an aggregate sum of approximately NIS 5.0 million, as per our compensation policy, and approximately NIS 1.2 million to Mr. Sztern, our CEO (as per his employment agreement described below).

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2015. We refer to the five individuals for whom disclosure is provided herein as our "Covered Executives." All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2015, which includes compensation paid or to be paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Employees was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association. The amounts set forth in the table below are given in thousands of New Israeli Shekels (NIS).

Name and Principal Position (1)	Salary Cost (2)	Consultancy Fees	Bonus(3)	Equity-Based Compensation(4)	Total
Nir Sztern, President and Chief Executive Officer	1,975	--	1,157	513	3,645
Ron Shvili, Chief Technology Officer	1,139	--	507	424	2,069
Shlomi Fruhling, Chief Financial Officer	1,120	--	504	424	2,048
Liat Menahemi Stadler, VP Legal Affairs and Corporate Secretary	991	--	442	100	1, 533
Amos Maor, VP Sales and Service	1,037	--	374	100	1,512

____________________

(1)	Unless otherwise indicated herein, all Covered Executives are or were employed on a full-time (100%) basis.

(2)	Salary cost includes the Covered Executive's gross salary plus payment of social benefits made by the Company on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers' Life Insurance Policy), education funds (referred to in Hebrew as "keren hishtalmut"), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, car, medical insurance and benefits, phone, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(3)	Represents annual bonuses approved by our compensation committee and board of directors to the Covered Executives with respect to the year ended December 31, 2015, based on our compensation policy. 60% of the approved annual bonus (other than with respect to Mr. Sztern) in respect of 2015, to be paid to the Covered Executives in 2016, and the balance (40%) is deferred and may be paid to them in 2017, if the conditions for the payment of the deferred amount (as detailed in the compensation policy) are met during 2016. Doesn't include the deferred portion (40%) of the annual bonuses for the year ended December 31, 2014.

(4)	Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2015, based on the fair value of the applicable options on the date of grant thereof, in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 20 to our consolidated financial statements included elsewhere in this report.

We paid no cash compensation to our directors who are affiliated with DIC for their services as directors, but we pay DIC management fees – see "Item 8.Major Shareholders And Related Party Transactions - Related Party Transactions - Relationship With IDB". In March 2013, our Board of Directors resolved that each of our external directors be paid the maximum amount of statutory compensation to an external director of a dual-listed company allowed by the applicable law and regulations, which is in the amount of NIS 115,400 per year and NIS 3,470 per meeting which such external director attends (including meetings of committees of the Board of Directors), adjusted for changes in the Israeli CPI for December 2007. In 2015, after giving effect to the CPI adjustments, these amounts equaled approximately NIS 134,000 (approximately $34,341) per year and approximately NIS 4,000 (approximately $1,025), per meeting. As resolved in our annual shareholders meeting held in July 2011, our independent directors, (Shlomo Waxe and Ephraim Kunda) are compensated at the same level as a statutory external director of a dual listed company, as described above.

Employment Agreement of Nir Sztern

Mr. Nir Sztern, our Chief Executive Officer as of January 1, 2012, is entitled to a gross monthly salary of NIS 120,000 linked to Israeli CPI. He is also entitled to a company car and the use of a cellular phone. Mr. Sztern is entitled to an annual bonus equal to nine months salary which shall increase or decrease in proportion to our annual profits, with a minimum of six months' salary and a maximum of 15 months' salary bonus, linked to Israeli CPI, in respect of which no social benefits are accrued. Mr. Sztern's annual bonus for 2015 amounted to NIS 1.2 million. Mr. Sztern is also entitled to participate in our share option plan. Mr. Sztern’s agreement contains provisions for vacation days, sick leave, managers’ insurance and an education fund. The aggregate monthly cost to us of Mr. Sztern’s employment in 2015 amounted to approximately NIS164,500 (approximately $41,157), not including the annual bonus. The agreement is for an unspecified period of time and can be terminated by either party with advance notice of three months. Mr. Sztern will continue to receive his salary and benefits for a period of three months after termination by either party, unless we terminate the agreement for cause.

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

For a summary of the significant differences between our corporate governance practices as a foreign private issuer and those required of U.S. domestic companies under NYSE Listing Standards see "Item 16G – Corporate Governance".

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

In accordance with the Concentration Law, since we are a third layer in a pyramidal structure (a layer being a public corporation), our board of directors' composition must accord with the following requirements: the majority of the board of directors shall be independent directors, as defined in the Companies Law, and the number of external directors shall be half the number of our directors less one (rounded upwards) but not less than two (such external directors to be nominated by a shareholders meeting that shall take place within additional three months). We are in compliance with these requirements. These requirements will be in effect during a transition period of six years (until December 2019), during which we are to become a second layer corporation.

Board of Directors and Officers

Our Board of Directors currently consists of six directors, including four independent directors under the rules of the NYSE, of whom two also qualify as external directors under the Companies Law. Two of our current directors, Mr. Waxe and Mr. Kunda, are independent directors who were elected at our annual shareholders meeting held in October 2015. Our external directors, Mr. Barnea and Ms. Baytel were elected in our annual shareholders meeting held in April 2013 for a term of three years commencing May 2013. Two additional directors, Messrs. Erel and Bronshtein, were appointed by DIC, as Israeli shareholders, in accordance with our license and articles of association’s requirement that at least 20% of our directors be appointed by Israeli citizens and residents from among our founding shareholders. We do not enter into service contracts with our directors. Our articles of association provide that we must have at least five directors.

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

The term "office holder" is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title, and a director. Each person listed above under "Item 6.A - Directors and Senior Management," except our controller, is an office holder for this purpose.

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

Israeli-appointed directors

Our license requires, and our articles of association provide, that at least 20% of our directors will be appointed and removed by shareholders who are Israeli citizens and Israeli residents from among our founding shareholders. If our Board of Directors is comprised of 14 directors or less, the Israeli shareholders will be entitled to appoint two directors, and if our Board of Directors is comprised of between 15 and 24 directors, the Israeli shareholders will be entitled to appoint three directors. Our articles of association provide that DIC, as founding shareholder, is responsible for complying with the requirement under our license that Israeli citizens and residents from among our founding shareholders hold at least 20% of our outstanding shares, and that so long as DIC so complies, it will be entitled to appoint and remove these directors. For details in relation to the changes in the holding in us see "Item 3. Key Information – D. Risk Factors – - Risks Related to our Business – There are certain restrictions in our licenses relating to the ownership of our shares. As a result of a change in control of IDB, we are currently not in compliance with the terms of our licenses" and "Item 4. Information on the Company – B. Business Overview – Government Regulations – Our Principle License".

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

Option committee

Our option committee administers the issuance of options under our 2006 Share Incentive Plan and 2015 Share Incentive Plan to our employees who are not office holders, as well as any actions and decisions necessary for the ongoing management of the plan. Our option committee consists of Messrs. Erel (chairman) and Barnea.

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

In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder generally must be approved separately by the compensation committee, the board of directors and the shareholders of the company (by the same majority noted above), in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors.

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

The numbers and breakdowns of our full-time equivalent employees as of the end of the past three years are set forth in the following table:

	Number of Full-Time Equivalent Positions
Unit	December 2013 ****	December 2014 ****	December 2015 ****
Management and headquarters	58	54	43
Human resources	67	72	92
Marketing	68	57	63
Customers*	3,170	2,887	2,653
Finance	133	101	135
Technologies	698	548	516
Operation and administration**	84	80	-
Netvision subsidiaries***	126	122	142
Total	4,403	3,921	3,645

*Includes the customer-facing units: business customers, sales and services, Netvision sales and services and supply chain.

** In 2015 the functions composing the Operation and administration unit were transferred to other units as follows: the Finance unit - 45 employees, Human resources unit – 30 employees and Marketing unit - 11 employees.

***In which Netvision has 50% or more of the issued share capital.

****Includes15, 1 and 1 employees previously engaged through subcontractors, mainly in the Technologies and Supply chain units during 2013, 2014 and 2015 respectively; also includes 323 employees of Dynamica and 990 employees of Netvision for 2013 and 352 employees of Dynamica, 806 employees of Netvision for 2014 and 385 employees of Dynamica and 737 employees of Netvision for 2015.

In February 2015, we entered a collective employment agreement with the Company's employees' representatives and the Histadrut, an Israeli labor union, for a term of three years (2015-2017). The agreement applies to the Company's and 013 Netvision Ltd.'s employees, excluding certain managerial and specific positions. The agreement defines employment policy and terms in various aspects, which are more favorable to our employees than the requirements of Israeli law, including minimum wage, annual salary increase, incentives, benefits and other one time or annual payments to the employees, as well as a welfare budget and procedures relating to manning a position, change of place of employment and dismissal, including the respective authority of management and the employees' representative with regards to each. The agreement includes innovative terms, whereby the employees are entitled to participate in our operational income over a certain threshold and enjoy additional payments, under certain conditions. The estimated cost of the agreement during its term is approximately NIS 200 million, before tax, based on our forecasts (including approximately NIS 30 million in one-time payments paid in the first quarter of 2015). In January 2016, we received a labor dispute announcement by the Histadrut with respect to outsourcing and other employment issues. Under the announcement, our employees would be entitled to take organizational steps (including a strike), as of February 7, 2016. We reject the claims made as a basis for the announcement. At this preliminary stage, we are unable to assess the effects of this announcement. See also "Item 3. Key Information – D. Risk Factors – Risks Related to our Business - The unionizing of our employees may impede necessary organizational and personnel changes, result in increased costs or disruption to our operation".

Israeli labor laws govern the length of the workday, the number of work days per week, minimum wages for employees, provisions concerning hiring and dismissing employees, including the obligation to hire certain workers retained through subcontractors who provided us services for a certain minimum period and persons with disabilities. determination of severance pay, annual leave, sick days and other conditions of employment. Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment. In addition, all Israeli employers are obligated to contribute to a pension plan, amounts equal to a certain percentage of the employee's wages, for all employees, after a certain minimum period of employment. Under that order, contribution to a pension plan increased gradually until 2014 and up to 6% of the lower of the employee’s wages or the average salary in Israel, with additional identical contribution for severance pay. We contribute to part of our employees' pension arrangements a percentage higher than that required by law, which contributions are also intended to cover future severance payments. Under the collective employment agreement such contributions shall amount to 8.3% of the employee wages, after completing 3 years of employment with us. A provision in our consolidated financial statements covers severance pay in other cases, such as to those employees who were not entitled to managers’ insurance or other pension arrangements. Furthermore, we and our employees are required to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Such amounts also include payments by the employee for health insurance. The total payments to the National Insurance Institute are (as of January 1, 2016) up to 18.75% of an employee’s wages (up to a specified amount), of which the employee contributes approximately 12% and the employer contributes approximately 6.75%.

An Israeli labor law, passed in 2012, subjects employers to increased liability, including monetary sanctions and criminal liability, in cases of violations of certain labor laws and certain violations by contractors providing maintenance, security and cleaning services.

In 2015, the Minimum Wage Law was amended to increase the minimum wage paid to employees in Israel in four installments, from April 2015 to January 2017. The increase may adversely affect our results of operations.

In 2016, several amendments to the regulation of pension arrangements came into effect, which, among other things, and subject to additional legislative processes, may result in an increase of the contribution percentage to pension arrangements mandated by law.

We enter into personal employment agreements with our employees on either a monthly (in most cases, full-time positions) or hourly basis. Employment agreements with our employees (with the exclusion of those employees specifically excluded from the collective agreement) are - as of January 2015 - subject to the provisions of the collective employment agreement. Substantially all of our employees have signed non-disclosure and non-competition agreements, although the enforceability of non-competition agreements is limited under Israeli law

Our employee compensation structure is aimed at encouraging and supporting employee performance towards enabling us to meet our strategic goals. Approximately 76% of our customer-facing employees are entitled to performance-based incentives, which are granted mainly to customer-facing personnel, such as sales and service employees. In addition, some of our employees are entitled to an annual bonus based on our overall performance and individual performance, subject to the discretion of our Board of Directors. As of 2015, under the collective employment agreement, some of our employees are entitled to an annual bonus. We also contribute funds on behalf of some of our employees to an education fund and as of 2015, under the collective employment agreement, to all employees after completing 3 years of employment with us.

We have entered into agreements with a number of programming companies under which they provide us with temporary workers.

In the second quarter of 2014 and 2015 we launched, together with the employees representing labor union, voluntary retirement plans for employees, in which approximately 380 and 330 employees, respectively, have retired, following which we incurred costs of approximately NIS 39 million and NIS 25 million, respectively.

E.	SHARE OWNERSHIP

As of December 31, 2015, DIC beneficially owned 42,020,582 ordinary shares, and the voting rights in an additional 3,412,500 ordinary shares are held by DIC and 77,500 ordinary shares are held by indirect subsidiaries of IDB Development for their own account. This does not include a total of 2,555,392 ordinary shares held as of that date for members of the public through, among others, provident funds, mutual funds, pension funds, insurance policies and unaffiliated third-party client accounts, which are managed by indirect subsidiaries of IDB Development. IDB, DIC and each of other directors who are affiliated with IDB or DIC, disclaim beneficial ownership of such shares.

Except as described above, none of our executive officers or directors beneficially owns 1% or more of our outstanding ordinary shares.

Share Incentive Plans

We have introduced two Share Incentive Plans, the first in September 2006 and the second in March 2015, or the Plans. These are option plans open to all our employees, directors, consultants and sub-contractors and to those of our affiliates and our shareholders’ affiliates. Under the plan, our Board of Directors (or an option committee to which such authority may be delegated by our Board of Directors) is authorized to determine the terms of the awards, including the identity of grantees, the number of options or restricted stock units ("RSUs") to be granted, the vesting schedule and the exercise price. The options or RSUs have a term of six years and under the 2006 plan vest in four equal installments on each of the first, second, third and fourth anniversary of the date of grant and under the 2015 plan vest in three equal installments on each of the first, second and third anniversary of the date of grant. Under the Plans, unvested options or RSUs terminate immediately upon termination of employment or service. The Plans define acceleration events of options or RSUs granted, including a merger, a consolidation, a sale of all or substantially all of our consolidated assets, or the sale or other disposition of all or substantially all of our outstanding shares. The Plans terminate upon the earlier of ten years from its adoption date or the termination of all outstanding options or RSUs pursuant to an acceleration event. The terms of the Plans provide for a net exercise mechanism, the result of which is to require us to issue a smaller number of ordinary shares than represented by the outstanding options. Unless the Board of Directors otherwise approves, the number of ordinary shares issuable by us upon the exercise of an option will represent a market value that is equal to the difference between the market price of the ordinary shares and the option exercise price of the exercised options, at the date of exercise. Distribution of cash dividends before the exercise of the options reduces the exercise price of each option by an amount equal to the gross amount of the dividend per share distributed.

In December 2013, our compensation committee and board of directors resolved to grant additional 234,000 options under the 2006 share incentive plan to two executive officers, at an exercise price of US$ 14.65 per share. The options granted, in accordance and subject to our compensation policy provisions, will vest in three equal installments on each of the first and second and third anniversary of the date of grant. The options of the first installment may be exercised within 24 months from their vesting and the second and third installments may be exercised with 18 month from their vesting.

In August 2014, senior employees and non-director officers of the Company sold an aggregate of 933,348 shares of the Company issued to them upon their exercise of vested options, constituting approximately 0.93% of the Company’s issued share capital, to financial institutions. To our Knowledge, the purchasers intend to place such shares for sale outside the United States to non-US investors.

In June 2015, our board of directors annulled its March 2015 decision to grant options under the 2015 share incentive plan to non-directors officers and senior employees (i.e., the decision to grant 2,795,000 options to certain non-director officers and senior employees, of which 1,350,000 options to our executive officers, including 525,000 options to Mr. Sztern, our CEO, at an exercise price of US$ 5.70 (or, subject to the approval of the Israeli Tax Authority – NIS 22.55) per share) which had not been granted. In August 2015, our compensation committee and board of directors resolved to grant 2,660,000 options under the 2015 share incentive plan to certain non-director officers and senior employees, of which 1,740,000 options were granted to the Company's executive officers, including 525,000 options to Mr. Sztern, the Company's CEO, at an exercise price of NIS 25.65 per share. Mr. Sztern's grant was further subject to shareholders approval in accordance with the Israeli Companies Law, which was received in October 2015. The options granted will be vested in three equal installments on each of the first, second and third anniversary of the date of grant. The options of the first installment may be exercised within 24 months from their vesting, and the options of the second and third installments may be exercised with 18 month from their vesting. We will record the total sum of approximately NIS 9.3 million, as a compensation cost related to these grants, over the vesting period (2015 – 2018).

As of December 31, 2015, an aggregate of 2,873,190 ordinary shares were issuable upon exercise of options according to the terms above.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our shares as of December 31, 2015, by each person, or group of affiliated persons, known to us to be the beneficial owner of 5% or more of our outstanding shares.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes any shares issuable pursuant to options that are exercisable within 60 days of December 31, 2015. Any shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 100,604,578 ordinary shares outstanding as of December 31, 2015. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, our major shareholders do not have different voting rights and the persons named in the table have sole voting and investment power with respect to all ordinary shares held by them.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent

Discount Investment Corporation Ltd.*	45,433,082	45.16%
Psagot Investment House Ltd.**	7,955,825	7.91%
Directors and executive officers as a group (16 persons)***	210,647	0.26%

*	DIC, a public Israeli company traded on the Tel Aviv Stock Exchange, is a majority-owned subsidiary of IDB. Includes 29,832,227 ordinary shares held by DIC directly, 12,188,355 ordinary shares held by a wholly-owned subsidiary of DIC (namely, DIC Communication and Technology Ltd., an Israeli company) and 3,412,500 ordinary shares, representing approximately 3.39% of our issued and outstanding shares, held by two shareholders whose voting rights are vested in DIC. Does not include 77,500 ordinary shares (representing approximately 0.08% of our issued and outstanding shares) held as of December 31, 2015 by an indirect subsidiary of IDB for its own account and a total of 2,555,392 ordinary shares (representing approximately 2.54% of our issued and outstanding shares) held as of that date for members of the public through, among others, provident funds, mutual funds, pension funds, insurance policies and unaffiliated third-party client accounts, which are managed by an indirect subsidiary of IDB.

To our best knowledge, as of December 31, 2015, IDB, a public Israeli company traded on the Tel Aviv Stock Exchange, was controlled by Mr. Eduardo Elzstain, as follows:

Dolphin Netherlands B.V.,a company incorporated in the Netherlands, or Dolphin Netherlands, owns 48.98% of the outstanding shares of IDB; Inversiones Financieras Del Sur S.A., a private company registered in Uruguay, or IFISA, owns 31.72% of the outstanding shares of IDB; and Dolphin Fund Limited, an investment fund incorporated in Bermuda, or Dolphin Fund, owns 0.02% of the outstanding shares of IDB. Dolphin Netherlands, Dolphin Fund and IFISA (which hold in aggregate 80.72% of the outstanding shares of IDB) are indirectly controlled by Eduardo Elsztain. Mr. Elsztain is the Chairman of each of the boards of directors of IDB and DIC. Alejandro Elsztain, the brother of Eduardo Elsztain, is a director in IDB and an alternate director of Eduardo Elsztain in DIC. Until February 2015, IDB was equally controlled by companies controlled by Eduardo Elsztain and a company controlled by Mordechay Ben Moshe. As a result of a rights offering effected by IDB in February 2015, the holdings of companies controlled by Eduardo Elsztain increased to approximately 61.5% of the outstanding shares of IDB, while the holdings of the company controlled by Mr. Ben Moshe decreased to approximately 16.2% of the outstanding shares of IDB.

Subsequently, in October 2015, IFISA purchased all of the IDB shares previously indirectly held by Mr. Ben Moshe, and the control in IDB and consequently indirectly in us, changed. The change in control requires the approval of the Ministry of Communications. For additional details see "Item 3. Key Information – D. Risk Factors – - Risks Related to our Business – There are certain restrictions in our licenses relating to the ownership of our shares. As a result of a change in control of IDB, we are currently not in compliance with the terms of our licenses" and "Item 4. Information on the Company – B. Business Overview – Government Regulations – Our Principle License".

Approximately 29% of DIC's outstanding shares have been pledged by IDB as collateral for a loan provided to IDB by Israeli financial investors.

Based on the foregoing, IDB (by reason of its control of DIC), companies controlled by Eduardo Elsztain (as described above), and Eduardo Elsztain may be deemed to share with DIC the power to vote and dispose of our shares beneficially owned by DIC. Each of these entities (other than DIC) and persons disclaims beneficial ownership of such shares, and all of these entities and persons disclaim beneficial ownership of our shares held under management of subsidiaries of IDB for others.

According to the Concentration Law, IDB and DIC have until December 2019 to cause us to cease being a third layer company in their pyramidal structure. IDB and DIC have announced that they are reviewing possible ways to achieve this goal without having to forfeit control of us, such as by merging with each other or by taking IDB or DIC private. There can be no assurance how or when this would occur, if at all. In March 2016, IDB announced that the Israeli court approved an arrangement for the purchase of all of IDB's shares from the public by Dolphin Netherlands, pursuant to which companies indirectly controlled by Eduardo Elsztain will own all the shares of IDB as of the end of March 2016. However, since IDB's debentures will continue to be publicly traded, we will still be considered a third layer company. For information about the Concentration Law, see the risk factor in Item 3.D above entitled "Recent legislation in Israel affecting corporate conglomerates could adversely affect us."

** Based on a Schedule 13G filed by Psagot Investment House Ltd. with the SEC on February 16, 2016, it has shared dispositive power with respect to 7,955,825shares and shared voting power with respect to 4,675,019 shares.

***Includes 156,000 ordinary shares issuable upon the exercise of stock options that are exercisable on, or within 60 days following December 31, 2015, and 54,647 ordinary shares held by Mr. Ami Erel as of December 31, 2015.

As of December 31, 2015, we had twenty holders of record of our equity securities who are, to our knowledge, located in the United States. The shares held by these holders of record represent 94.72% of our outstanding ordinary shares. However, this number is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are located because approximately 94.71% of our ordinary shares were held of record by Cede & Co. for the account of the brokers or other nominees, including the Tel Aviv Stock Exchange; approximately 41.77% of our ordinary shares owned directly and indirectly by DIC as of December 31, 2015 is also held of record by Cede & Co.

In 2011 and February 2013, DIC sold approximately 5% and 1.7%, respectively, of our then issued share capital, in 2011 purchased approximately 0.31% of our then issued share capital in the TASE and in 2014 purchased approximately 0.33% of our issued share capital in the TASE.

B.	RELATED PARTY TRANSACTIONS

Agreements Among our Shareholders

In September 2005, DIC acquired the shares and voting rights in our company held indirectly by BellSouth and the Safra brothers. In 2006, DIC sold a portion of these shares in four transactions to six financial investors based on the price of the Safra transaction, with adjustments for dividends paid and certain additions to such price accrued during the period from the closing of the Safra transaction to the applicable sale transaction. The following summaries of the agreements between DIC and certain other shareholders relate only to provisions that were in effect as of January 1, 2016 or thereafter.

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

Relationship with IDB

As of December 31, 2015, an aggregate amount of approximately NIS 6 million principal amount of our Series B, D, E, F, G, H and I Debentures were held by investors who are members of the IDB group and entities affiliated with IDB’s principal shareholders or officers (other than for the benefit of members of the public through provident funds, mutual funds, pension funds and unaffiliated third-party client accounts, which are managed by indirect subsidiaries of IDB, which amounted to NIS 53 million).

As of December 31, 2015, 77,500 of our ordinary shares were held by an indirect subsidiary of IDB for its own account and an aggregate of 2,555,392 of our ordinary shares were held by members of the public through, among others, provident funds, mutual funds, pension funds, insurance policies and unaffiliated third-party client accounts, which are managed by indirect subsidiaries of IDB. Such holdings are not included in the holdings set forth in the Beneficial Owners' table above.

In October 2006, we entered into an agreement with DIC, to benefit from the experience that DIC has in telecommunications and in the Israeli market generally, pursuant to which DIC provides us with services in the areas of management, finance, business and accountancy. Among the services included are consulting and assistance on managerial, economic and accounting issues, such as the preparation of an annual budget, strategic plans and central business processes for us. In addition, the provision of employees and officers of DIC and its affiliates and subsidiaries to be directors of Cellcom, including the services of the chairman of our board of directors, is included in the agreement. This agreement is for a term of one year and is automatically renewed for one-year terms unless either party provides 60 days’ prior notice to the contrary. In July 2011, our annual shareholders meeting approved an amendment of the agreement so as to clarify that the DIC officers and employees whose service as directors are covered by the management fees, shall not include any person who serves solely as a director of a subsidiary (or several subsidiaries) of DIC (and does not serve as a director of DIC itself) and does not receive any compensation, other than director's fees, in his or her capacity as a director of any subsidiary of DIC. In October 2015, our annual shareholders meeting approved another amendment of the agreement, under which the services would be provided to us by our Chairman of the Board and any additional directors who are employees or directors of DIC or any of its subsidiaries (excluding the Company), and the annual consideration for DIC management services would be equal to the director's fees (both the annual fee and the meeting attendance fee) paid to our external and independent directors (see "-Executive Officer and Director Compensation " above), for each director that DIC nominates or proposes to our Board of Directors, but no more than five directors (replacing the fixed consideration of NIS 2.0 million (linked to the Israeli Consumer Price Index for June 2006) plus VAT per year, paid to DIC until December 31, 2014). Currently, our Board of directors includes two directors nominated by DIC (including our Chairman). Under the Israeli Companies Law, an agreement with a controlling shareholder, such as our management services agreement with DIC, cannot continue for more than three consecutive years unless re-approved by the audit committee, board of directors and shareholders every three years. Accordingly, our audit committee, board of directors and shareholders approved the agreement for a term ending in October 2018.

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

Registration Rights Agreement

In 2006, we entered into a registration rights agreement with DIC, two wholly-owned subsidiaries of DIC (one of whom ceased to exist in 2011) which are shareholders and six other shareholders (some of whom no longer hold the registrable shares). For a summary of the terms of the agreement, see "Item 10. Additional Information – C. Material Contracts."

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

The aggregate merger consideration was approximately NIS 1.57 billion ($402 million). We financed the payment of the merger consideration by using cash on hand, as well as by issuance of debentures to the public in Israel.

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

Various legislative and regulatory changes have been imposed in recent years and additional changes may occur. As a result, the number of requests for certification of class action lawsuits against us have increased which may increase our legal exposure as a result of such class action lawsuits and our legal costs in defending against such suits. See "Item 3. Key Information – D. Risk Factors - We are exposed to, and currently are engaged in, a variety of legal proceedings, including class action lawsuits."

In cases where the claim is approved, all amounts noted below will be adjusted to reflect changes in the Israeli CPI and statutory interest, from the date that each claim was filed.

Based on advice of counsel, we believe it is more likely than not that substantially all the claims and disputes detailed below will be determined in our favor and accordingly, no provision has been made in the financial statements in respect of these claims and disputes. We have made a provision in the amount of approximately NIS 54 million for the claim/s and dispute/s we are willing to settle or for which we cannot reach a conclusion that it is more likely than not that the claim/s and dispute/s will be determined in our favor.

Purported class actions

43 purported class actions have been filed against us in connection with allegations that we, among others (i) unlawfully, in violation of our license or agreements with our subscribers, charged or overcharged our subscribers for our services, or (ii) misled our subscribers or unlawfully sent our subscribers and other parties commercial messages, or (iii) unlawfully, in violation of our license or agreements with our subscribers, discriminated among our subscribers, or (iv) failed to provide customer care in accordance with the provisions of our license and applicable law. The amount claimed estimated by the plaintiffs in these purported class actions ranges from approximately NIS 3.2 million to NIS 405 million, or was not estimated by the plaintiffs if the lawsuits are certified as class actions or were filed against us and other defendants without specifying the amount claimed from us. One purported class action, for which no amount claimed was estimated by the plaintiffs, was dismissed with prejudice and the plaintiffs appealed the ruling. In seven purported class actions, for which the amount claimed estimated by the plaintiffs ranges from approximately NIS 15 million to NIS 361 million, or no amount claimed was estimated by the plaintiffs, or were filed against us and other defendants without specifying the amount claimed from us, settlement agreements or an agreed motion for dismissal of a purported class action were filed with the court and the proceedings are still pending.

We have recorded appropriate provisions for each of the settlement agreements filed with the courts and described above.

In March 2015, a purported class action was filed against us, by plaintiffs alleging to be subscribers of the Company, claiming compensation for non monetary damages in connection with allegations that we unlawfully violated the privacy of our subscribers. The amount claimed from us, if the lawsuit is certified as class action is estimated by the plaintiffs to be NIS 15 billion.

In August 2015 a purported class action was filed against 013 Netvision Ltd., or Netvision, and three other defendants, alleging that another defendant unlawfully sold the other defendants, including Netvision, private data of its customers, which was used by the other defendants to approach such customers with commercial proposals. The amount claimed from each of the defendants allegedly purchasing the data, including Netvision, if the lawsuit is certified as a class action, was estimated by the plaintiff to be NIS 1000 for each customer whose private data it allegedly purchased and/or each approach made to such customers, the total of which was assessed by the plaintiff to be approximately 1.5 million customers.

In December 2015, a purported class action was filed against us and two other Israeli cellular operators, alleging that the defendants unlawfully offer cellular pre-paid calling cards for very high prices by allegedly coordinating such prices. The total amount claimed from all defendants, including us, if the lawsuit is certified as a class action, was estimated by the plaintiffs to be approximately NIS 13 billion (out of which, based on the data specified in the lawsuit by the plaintiff, an estimated amount of approximately NIS 6.7 billion is claimed from us).

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

Dividend Policy

In February 2006, our board of directors adopted a dividend policy to distribute each year at least 75% of our annual net income determined (in accordance with IFRS for periods commencing on or after January 1, 2008), subject to applicable law, our license and our contractual obligations and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. In March 2007, our Board of Directors resolved to distribute dividends within the boundaries of the February 2006 dividend policy and until resolved otherwise, on a quarterly basis. Our series F through I debentures and our other credit facilities include additional limitations, including a covenant not to distribute more than 95% of the profits available for distribution according to the applicable Israeli law ("Profits"), provided that if net leverage (defined as the ratio of net debt to EBITDA over four consecutive quarters) exceeds 3.5:1, we will not distribute more than 85% of the Profits and if net leverage exceeds 4.0:1, we will not distribute more than 70% of the Profits. See "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Debt Service" and "-Other Credit Facilities". Our Board of Directors will consider, among other factors, our expected results of operation, including changes in pricing, regulation and competition, planned capital expenditure for technological upgrades, financing the purchase of Golan, which will require raising additional equity and debt (see details under "Item 4. Information on the Company – B. Business Overview – Agreement for the Purchase of Golan" (and changes in debt service needs, including due to changes in interest rates or currency exchange rates, as well as our debentures' rating, in order to conclude whether there is no reasonable concern that a distribution of dividends will prevent us from satisfying our existing and foreseeable obligations as they become due. Dividend payments are not guaranteed and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends or to pay dividends at a ratio to net income that is less than that paid in the past. For example, our Board of Directors may determine not to distribute dividends in order to strengthen our balance sheet, that market conditions are uncertain or that our cash needs for debt service, capital expenditures or operations require that we do not pay dividends when considered. Accordingly, shareholders should not expect that any particular amount or at all will be distributed by us as dividends at any time, even if we have previously made dividend payments in such amount.

Our ability to pay dividends is subject to the following limitations under Israeli law: (1) dividends may only be paid out of cumulative retained earnings or out of retained earnings over the prior two years, provided that there is no reasonable concern that the payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due; and (2) our license requires that we and our 10% or more shareholders maintain at least $200 million of combined shareholders’ equity. Our shareholders’ equity on December 31, 2015 was over $ 200 million.

When we declare dividends, we do so in NIS and convert them for payment in US$ (where applicable) based upon the daily representative rate of exchange as published by the Bank of Israel prior to the distribution date.

During 2013, we distributed a dividend in the amount of approximately NIS 85 million ($22 million) for the third quarter of 2013 only, based on our retained earnings. Our Board of Directors chose not to declare dividends for the first, second, and fourth quarters, for the above reasons. In 2014 and 2015 our Board of Directors chose not to declare dividends for the above reasons.

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

	High	Low
	NIS	NIS
Annually

2011	97.4	54.7
2012	58.0	19.8
2013	49.3	26.3
2014	48.5	33.5
2015	32.7	13.9

Quarterly
2014
First Quarter	48.5	42.2
Second Quarter	48.4	41.9
Third Quarter	44.2	39.5
Fourth Quarter	41.7	33.5
2015
First Quarter	32.7	19.2
Second Quarter	20.2	14.5
Third Quarter	27.6	13.9
Fourth Quarter	30.7	23.6

Monthly
2015
September	27.3	24.6
October	30.6	23.6
November	30.7	27.5
December	28.2	24.2
2016
January	19.2	16.6
February	18.5	16.8

On March 17, 2016, the closing price per share of our ordinary shares on the TASE was NIS 25.55.

Trading in the United States

Our ordinary shares have traded on the New York Stock Exchange, or NYSE, under the symbol CEL since February 7, 2007.

The following table sets forth, for the periods indicated, the high and low prices in $ for our ordinary shares on the NYSE, as retroactively adjusted by the NYSE to reflect the payment of dividends.

	High $	Low $
Annually

2011	28.2	14.7
2012	15.4	5.1
2013	14.1	7.1

151

2014	14.0	8.5
2015	8.4	3.6
Quarterly
2014
First Quarter	13.9	11.7
Second Quarter	14.0	12.1
Third Quarter	12.4	11.0
Fourth Quarter	11.2	8.5
2015
First Quarter	8.4	4.8
Second Quarter	5.2	3.8
Third Quarter	7.2	3.6
Fourth Quarter	8.1	5.8

Monthly
2015
September	8.4	4.8
October	5.2	3.8
November	7.2	3.6
December	8.1	5.8
2016
January	6.9	6.1
February	6.5	5.8

On March 18, 2016, the closing price per share of our ordinary shares on the NSYE was $6.58.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares are listed on the NYSE and TASE under the symbol "CEL."

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

According to our licenses, investors are prohibited from acquiring (alone or together with relatives or with other parties who collaborate on a regular basis) or transferring our shares, directly or indirectly (including by way of creating a pledge which if foreclosed, will result in the transfer of shares), in one transaction or a series of transactions, if such acquisition or transfer will result in a holding or transfer of 10% or more of any of our means of control, or from transferring any of our means of control if as a result of such transfer, control over our company will be transferred from one party to another, without the prior approval of the Ministry of Communications. Our specific licenses also require approval of the Minister of Communications before acquiring the ability to effect a significant influence over us. In this context, holding 25% of our means of control is presumed to confer significant influence. In addition, according to our licenses, if you hold more than 5% of our means of control, you may not hold, directly or indirectly, more than 5% of the means of control in Bezeq or another cellular operator in Israel (subject to certain exceptions) and may not serve as an office holder of one of our competitors, other than in specific circumstances and subject to the approval of the Ministry of Communications. For more details relating to these restrictions, please see "Item 4. Information on the Company – B. Business Overview – Government Regulations - Our Principal License" and our principal license, a convenience translation of which has been filed with the SEC. See "Item 19 – Exhibits". The holding and transfer restrictions under our licenses are posted on our website at www.cellcom.co.il under "Investor Relations – Corporate Governance –Legal and Corporate."

Voting

Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meetings either in person, by proxy or by written ballot. Shareholder voting rights may be affected by the grant of special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in a customary manner, and avoid abusing his or her power. This is required when voting at general meetings on matters such as changes to the articles of association, increasing the company’s registered capital, mergers and approval of related party transactions. A shareholder also has a general duty to refrain from depriving any other shareholder of their rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under the company’s articles of association, can appoint or prevent the appointment of an office holder, is required to act with fairness towards the company. The Companies Law does not describe the substance of this duty, except to state that the remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness, and this duty is the subject of ongoing judicial interpretation. As required under our license, our articles of association provide that any holdings of our ordinary shares that contravene the holding or transfer restrictions contained in our license, which are summarized under "—Transfer of Shares" and "Item 4. Information on the Company – B. Business Overview - Government Regulations—Our Principal License," will not be entitled to voting rights. In addition, our license requires that as a condition to voting at any meeting of shareholders, in person or by proxy, each shareholder must certify that its holdings of our shares do not contravene the restrictions contained in our license.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association our directors (other than external directors and directors appointed by Israeli citizens and residents from among our founding shareholders) are elected at a shareholders meeting by a simple majority of our ordinary shares. As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholders meeting, have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors described under "Item 6.A – Directors and Senior Management—External Directors" and the right of DIC to directly appoint 20% of our directors described under "Item 6.A – Directors and Senior Management—Israeli Appointed Directors." Directors may also be appointed for office by our Board of Directors until the next annual general meeting of shareholders.

Dividend and Liquidation Rights

Our board of directors may declare a dividend to be paid to the holders of ordinary shares on a pro rata basis. Dividends may only be paid out of our profits and other surplus funds, as defined in the Companies Law, as of our most recent financial statement or as accrued over the past two years, whichever is higher, or, in the absence of such profits or surplus, with court approval. In any event, a dividend is permitted only if there is no reasonable concern that the payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares on a pro rata basis. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. For a description of a covenant we undertook in connection with our series F through I debentures, in regards to our dividend distributions under certain circumstances see "Item 8. Financial Information – A. Statements and Other Financial Information - Dividend Policy" and "- B. Liquidity and Capital Resources – Debt Service" and "- Other Credit Facilities".

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

Quorum

Our articles of association provide that the quorum required for any meeting of shareholders shall consist of at least two shareholders present, in person or by proxy or written ballot, who hold or represent between them at least one-third of the voting power of our issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or, if not set forth in the notice to shareholders, to a time and place set by the chairperson of the meeting with the consent of the holders of a majority of the voting power represented at the meeting and voting on the question of adjournment. At the reconvened meeting, the required quorum consists of at least two shareholders present, in person or by proxy or written ballot, unless the meeting was called pursuant to a request by our shareholders in which case the quorum required is the number of shareholders required to call the meeting as described under "—Shareholder Meetings."

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

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders who are not exempt from Israeli income tax under Israeli law or an applicable tax treaty. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies by certain shareholders are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, tax then becomes payable even if no actual disposition of the shares has occurred. For information regarding Israeli tax on the sale of our shares, please see "Item 10.E - Taxation—Israeli Tax Considerations—Capital Gains Tax on Sales of Our Ordinary Shares."

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

For a description of our material suppliers, see "Item 4. Information on the Company – A. History and Development of the Company – Acquisition of Netvision Ltd. during 2011", "Item 4. Information on the Company – B. Business Overview – Agreement for the Purchase of Golan", "Item 4. Information on the Company – B. Business Overview – Customer Care", "Item 4. Information on the Company – B. Business Overview – Cellular Services and Products" and "-Landline services" and "Item 4. Information on the Company – B. Business Overview – Netvision."

For a description of our debt agreements, see "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service" and "- Other Credit Facilities".

Registration Rights Agreement

Upon the sale of shares by DIC to Goldman Sachs International on March 15, 2006, we entered into a registration rights agreement with Goldman Sachs International, DIC and two other shareholders who are subsidiaries of DIC (one of whom ceased to exist in 2011) on customary terms and conditions. Upon the subsequent sales of shares by DIC to financial investors in 2006, these shareholders also joined the registration rights agreement. We refer to DIC, its two subsidiaries and the additional shareholders who are parties to the registration rights agreement as the registration rights holders. The shares eligible for registration under the agreement are ordinary shares held by the registration rights holders as of the respective dates they entered into the registration rights agreement and any additional ordinary shares such holders may thereafter acquire, so long as they are held by a registration rights holder or a "permitted transferee" (a person directly or indirectly controlling, controlled by or under common control with such registration rights holder) thereof. As of December 31, 2015, 42,020,582 ordinary shares, held by DIC directly and through its wholly-owned subsidiary, are entitled to registration rights as well as any additional shares still held, if held, by the other shareholders who joined the agreement.

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

U.S. Federal Income Tax Considerations

The following is a general discussion of certain material U.S. federal income tax consequences to the U.S. holders described below of ownership and disposition of the Company’s shares. This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a U.S. holder in light of the U.S. holder’s particular circumstances and does not address U.S. state, local and non-U.S. tax consequences. This discussion does not address the potential application of the provisions of the Internal Revenue Code of 1986, as amended, or the Code, known as the Medicare contribution tax or any alternative minimum tax consequences. The discussion applies only to U.S. holders that hold the Company's shares as capital assets for U.S. federal income tax purposes, and it does not describe all of the tax consequences that may be relevant to U.S. holders subject to special rules, such as certain financial institutions, insurance companies, dealers or traders in securities or foreign currencies, persons holding the shares as part of a hedge, straddle, conversion transaction or other integrated transaction, persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, tax-exempt organizations, shareholders that own or are deemed to own 10% or more of the Company’s voting power, or shareholders that own our shares in connection with a trade or business conducted outside of the United States.

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

The discussion below applies only to U.S. holders. As used herein, a "U.S. holder" is a person that is for U.S. federal income tax purposes, a beneficial owner of the Company’s shares that is either:

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

Except as described below, this discussion assumes that the Company is not a passive foreign investment company, or PFIC, for any taxable year.

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

Subject to applicable limitations that vary depending upon a U.S. holder’s particular circumstances, Israeli taxes withheld from dividends at a rate not exceeding any applicable rate provided by the U.S.-Israel income tax treaty may be creditable against the U.S. holder’s U.S. federal income tax liability. The limitation on foreign taxes credit is calculated separately with respect to specific classes of income. Instead of claiming a credit, a U.S. holder may, at the U.S. holder’s election, deduct the otherwise creditable foreign taxes in computing the taxable income for the year, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. holders should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in their particular circumstances.

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

Passive Foreign Investment Company Rules

The Company believes that it was not a PFIC for the taxable year of 2015. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be a PFIC for any taxable year. If the Company were a PFIC for any taxable year during which a U.S. holder owned a share in the Company, certain adverse consequences could apply to the U.S. holder. Specifically, gain recognized by a U.S. holder on a sale or other disposition of a share would be allocated ratably over the U.S. holder’s holding period for the share. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. holder on the Company's shares during the preceding three years or the U.S. holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (such as a mark-to-market election) may be available to U.S. holders and may result in alternative tax treatment. In addition, if the Company were a PFIC for a taxable year in which we pay a dividend or the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate holders would not apply. If the Company were a PFIC for any taxable year in which a U.S. holder owned the Company’s shares, the U.S. holder would generally be required to file annual returns with the Internal Revenue Service, or the IRS, on IRS Form 8621.

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

Certain U.S. holders who are individuals and certain entities controlled by individuals may be required to report on IRS Form 8938 information relating to their holdings of the Company's shares, subject to certain exceptions (including an exception for securities held in accounts maintained by U.S. financial institutions). U.S. holders should consult their tax advisers regarding the application of these rules in the U.S. holders' particular circumstances.

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

Taxation of Israeli Companies

General Corporate Tax Structure

Generally, Israeli companies were subject to corporate tax at the rate of 26.5% for the 2015 tax year. On January 5, 2016, the Israeli Parliament approved the reduction of the corporate tax rate to 25.0%, starting from January 1, 2016. Israeli companies are generally subject to capital gains tax at the corporate tax rate.

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

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the Israeli CPI each year) (NIS 810,720 in 2015), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which exceeds such threshold. For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

In addition, under the U.S.-Israel income tax treaty, the sale of our ordinary shares by a shareholder who qualifies as a resident of the United States within the meaning of the U.S.-Israel income tax treaty and who is entitled to claim the benefits afforded to such person by the U.S.-Israel income tax treaty, referred to as a treaty U.S. resident, and who holds its ordinary shares as a capital asset, is also exempt from Israeli capital gains tax unless either (i) the treaty U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale or (ii) the capital gains arising from such sale are attributable to a permanent establishment of the treaty U.S. resident that is located in Israel. However, under the U.S.-Israel income tax treaty, a treaty U.S. resident would be permitted to claim a credit for taxes paid in Israel against the U.S. federal income tax imposed on the sale, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel income tax treaty does not relate to U.S. state or local taxes.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the course of our normal operations, we are exposed to market risks including fluctuations in foreign currency exchange rates, interest rates and the Israeli CPI. We are exposed to currency risks primarily as a result of purchasing inventory and fixed assets mainly in U.S. dollars while almost all of our cash receipts are in NIS. A substantial amount of our cash payments are incurred in, or linked to foreign currencies. In particular, in 2014 and 2015, such payments represented approximately 20% and 24%, respectively, of total cash outflows (including payments of principal and interest on our debentures). Also, we are exposed to interest rate risks through our hedging instruments and to possible fluctuations in the Israeli CPI through our Series B , D, F and H debentures.

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

As of December 31, 2015, we had four outstanding series of debentures, which are linked to the Israeli CPI, in an aggregate principal amount of approximately NIS 2.8 billion. As of December 31, 2015, we had forward Israeli CPI / NIS transactions, in a total amount of approximately NIS 1.2 billion, with an average maturity period of 15 months, in order to hedge our exposure to fluctuations in the Israeli CPI. We periodically review the possibility of entering into additional transactions in order to lower the exposure in respect of the debentures.

Set forth below is the composition of the derivative financial instruments at the following dates:

	As of December 31,
	2013		2014		2015
	Par Value	Fair Value	Par Value	Fair Value	Par Value	Fair Value
	(In NIS millions)
Forward contracts on foreign currency exchange rate (mainly US$– NIS)	160	(7)	19	-	98	1
Forward contracts on Israeli CPI rate	1,675	(22)	1,925	(31)	1,200	(32)
Options on the foreign currency exchange rate (mainly US$– NIS)	231	1	97	1	137	-
Total	2,066	(28)	2,041	(30)	1,435	(31)

Sensitivity information

Without taking into account our hedging instruments and based upon our debt outstanding as at December 31, 2015, fluctuations in foreign currency exchange rates, or the Israeli CPI would affect us as follows:

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2015, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2015. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

Based on our assessment, management believes that as of December 31, 2015 our internal control over financial reporting is effective based on these criteria.

The effectiveness of management's internal control over financial reporting as of December 31, 2015 has been audited by the Company's independent registered public accounting firm, Somekh Chaikin, a member of KPMG International and their report as of March 14, 2016, herein expresses an unqualified opinion on the Company's internal control over financial reporting.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Baytel qualifies as "audit committee financial expert" as defined in Item 16A of Form 20-F. Ms. Baytel qualifies as an independent director under the independence standards applicable to listed company audit committee members, pursuant to Rule 10A-3 under the Securities Exchange Act.

ITEM 16B. CODE OF ETHICS

Our Code of Ethics applies to all of our officers, directors and employees. We have posted a copy of our Code of Ethics on our website at www.cellcom.co.il under "Investor Relations – Corporate Governance – Legal and Corporate - Code of Ethics."

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member of KPMG International, has served as our independent registered public accounting firm for 2014 and 2015. These accountants billed the following fees to us for professional services in each of those fiscal years:

	2014	2015
	(NIS in thousands)
Audit Fees	2,575	2,400
Audit-Related Fees	85	170
Tax Fees	23	2
Total	2,683	2,572

"Audit Fees" are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC. "Audit-Related Fees" are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time. "Tax Fees" are the aggregate fees billed for professional services rendered for tax compliance, tax advice, other than in connection with the audit. Tax compliance involves audit of original and amended tax returns, tax planning and tax advice.

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

Corporate Governance Guidelines - Under Section 303A.09 of the LCM, domestic listed companies must adopt and disclose their corporate governance guidelines. We do not have a similar requirement under the Israeli Companies Law and therefore, other than as disclosed in this annual report on Form 20-F, we do not to disclose our corporate governance guidelines.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

part iiI

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-71 of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1	Updated Articles of Association and Memorandum of Association ††††
2.1	Form of Ordinary Share Certificate†
4.2	Series B Indenture dated December 21, 2005 and an addendum dated February 27, 2006 between Cellcom and Hermetic Trust (1975) Ltd. †
4.4	Series D Indenture dated September 20, 2007, between Cellcom and Hermetic Trust (1975) Ltd. ††
4.5	Series E Indenture dated March 31, 2009, between Cellcom and Hermetic Trust (1975) Ltd. †††
4.6	Shelf Prospectus Indenture dated July 14, 2011, between Cellcom and Hermetic Trust (1975) Ltd. ††††
4.7	Shelf Prospectus Indenture dated March 7, 2012, between Cellcom and Strauss Lazar Trust Company (1992) Ltd. ††††
4.7.1	Amendment and Addendum no. 1 to the Indenture from January 19, 2012, dated March 7, 2012, between Cellcom and Strauss Lazar Trust Company (1992) Ltd. ††††
4.8	Series H and I Indenture dated June 23, 2014, between Cellcom and Mishmeret Trust Services Company Ltd., as amended in Addendum no.1 dated June 26, 2014†††††
4.9	Amended 2006 Share Incentive Plan††††††
4.10	Registration Rights Agreement dated March 15, 2006 among Cellcom, Goldman Sachs International, DIC, DIC Communication and Technology Ltd. and PEC Israel Economic Corporation†
4.11	Amended Non-Exclusive General License for the Provision of Mobile Radio Telephone Services in the Cellular Method dated June 27, 1994*
4.12	Netvision Ltd. Merger Agreement††††
4.13	Amended 2015 Share Incentive Plan†††††††
4.14	Agreement for the purchase of Golan Telecom Ltd. *
4.15	Instruments defining the terms of deferred loans provided to Cellcom We agree to furnish to the SEC upon request, copies of our deferred loan agreements.
8.1	Subsidiaries of the Registrant††††
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act *

Exhibit Number	Description
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act *
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act *
15	Consent of Independent Registered Public Accounting Firm *

*	Filed herewith.

†	Incorporated by reference to our registration statement on Form F-1 (registration no. 333-140030) filed with the SEC on January 17, 2007.

†† Incorporated by reference to our annual report on Form 20-F for the year 2007 filed with the SEC on March 18, 2008.

††† Incorporated by reference to our annual report on Form 20-F for the year 2009 filed with the SEC on March 2, 2010.

†††† Incorporated by reference to our annual report on Form 20-F for the year 2011 filed with the SEC on March 7, 2012.

††††† Incorporated by reference to our annual report on Form 20-F for the year 2014 filed with the SEC on March 16, 2015.

††††††Incorporated by reference to our registration statement on Form S-8 filed with the SEC on November 14, 2012.

††††††† Incorporated by reference to our registration statement on Form S-8 filed with the SEC on August 13, 2015.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cellcom Israel Ltd.

By:	/s/ Nir Sztern
	Name:	Nir Sztern
	Title:	President and Chief Executive Officer

Date: March 21, 2016

Cellcom Israel Ltd.

and Subsidiaries

Consolidated Financial

Statements

As at December 31, 2015

(Audited)

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of

Cellcom Israel Ltd.

We have audited the accompanying consolidated statements of financial position of Cellcom Israel Ltd. (hereinafter – "the Company") and subsidiaries as of December 31, 2015 and 2014 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2015. We also have audited the Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Cellcom Israel Ltd.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The accompanying consolidated financial statements as of and for the year ended December 31, 2015 have been translated into United States dollars ("dollars") solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Israeli Shekels have been translated into dollars on the basis set forth in Note 2D to the consolidated financial statements.

Somekh Chaikin

Certified Public Accountants (Isr.)

Member Firm of KPMG International

Tel Aviv, Israel

March 14, 2016

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Financial Position

				Convenience
				translation into
				US dollar (Note 2D)
		December 31,	December 31,	December 31,
		2014	2015	2015
	Note	NIS millions	NIS millions	US$ millions

Assets
Cash and cash equivalents	8	1,158	761	195
Current investments, including derivatives		521	281	72
Trade receivables	9	1,417	1,254	321
Other receivables	9	65	104	27
Inventory	10	89	85	22

Total current assets		3,250	2,485	637

Trade and other receivables	9	824	785	201
Property, plant and equipment, net	11	1,834	1,745	447
Intangible assets, net	12	1,315	1,254	322
Deferred tax assets	28	17	9	2

Total non- current assets		3,990	3,793	972

Total assets		7,240	6,278	1,609

Liabilities
Current maturities of debentures	17	1,092	734	188
Trade payables and accrued expenses	13	773	677	173
Current tax liabilities	28	77	53	14
Provisions	14	101	110	28
Other payables, including derivatives	15	370	286	73

Total current liabilities		2,413	1,860	476

Debentures	17	3,548	3,054	783
Provisions	14	21	20	5
Other long-term liabilities	16	12	24	6
Liability for employee rights upon retirement, net	18	14	12	3
Deferred tax liabilities	28	140	123	32

Total non- current liabilities		3,735	3,233	829

Total liabilities		6,148	5,093	1,305

Equity attributable to owners of the Company	19
Share capital		1	1	-
Cash flow hedge reserve		(3)	(2)	-
Retained earnings		1,078	1,170	300

Non-controlling interests		16	16	4

Total equity		1,092	1,185	304

Total liabilities and equity		7,240	6,278	1,609

Date of approval of the consolidated financial statements: March 14, 2016.

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Income

					Convenience
					translation into
					US dollar (Note 2D)
		Year ended	Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,	December 31,
		2013	2014	2015	2015
	Note	NIS millions	NIS millions	NIS millions	US$ millions

Revenues	22	4,927	4,570	4,180	1,071
Cost of revenues	23	(2,990)	(2,727)	(2,763)	(708)

Gross profit		1,937	1,843	1,417	363

Selling and marketing expenses	24	(717)	(672)	(620)	(159)
General and administrative expenses	25	(570)	(463)	(465)	(119)
Other income (expenses), net	26	1	(46)	(22)	(6)

Operating profit		651	662	310	79

Financing income		156	100	55	14
Financing expenses		(402)	(298)	(232)	(59)
Financing expenses, net	27	(246)	(198)	(177)	(45)

Profit before taxes on income		405	464	133	34

Taxes on income	28	(117)	(110)	(36)	(9)
Profit for the year		288	354	97	25
Attributable to:
Owners of the Company		287	351	95	25
Non-controlling interests		1	3	2	-
Profit for the year		288	354	97	25

Earnings per share	19
Basic earnings per share (in NIS)		2.89	3.51	0.95	0.24

Diluted earnings per share (in NIS)		2.86	3.48	0.95	0.24

Weighted-average number of shares used in the calculation of basic earnings per share (in shares)		99,495,525	99,924,306	100,589,458	100,589,458

Weighted-average number of shares used in the calculation of diluted earnings per share (in shares)		100,319,724	100,706,282	100,589,530	100,589,530

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Comprehensive Income

				Convenience
				translation into
				US dollar (Note 2D)
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2013	2014	2015	2015
	NIS millions	NIS millions	NIS millions	US$ millions

Profit for the year	288	354	97	25
Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Changes in fair value of cash flow hedges transferred to profit or loss	14	13	1	-
Changes in fair value of cash flow hedges	(16)	-	-	-
Tax on other comprehensive income items that were or will be transferred to profit or loss in subsequent years	1	(3)	-	-
Total other comprehensive income (loss) for the year that after initial recognition in comprehensive income was or will be transferred to profit or loss, net of tax	(1)	10	1	-
Other comprehensive income items that will not be transferred to profit or loss
Actuarial losses on defined benefit plan, net of tax	(1)	(1)	(2)	-
Total other comprehensive loss for the year that will not be transferred to profit or loss, net of tax	(1)	(1)	(2)	-
Total other comprehensive income (loss) for the year, net of tax	(2)	9	(1)	-
Total comprehensive income for the year	286	363	96	25
Total comprehensive income attributable to:
Owners of the Company	285	360	94	25
Non-controlling interests	1	3	2	-
Total comprehensive income for the year	286	363	96	25

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Changes in Equity

	Attributable to owners of the Company				Non- controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions

Balance as of January 1, 2013	1	(12)	509	498	2	500	128
Comprehensive income for the year
Profit for the year	-	-	287	287	1	288	74
Other comprehensive loss for the year, net of tax	-	(1)	(1)	(2)	-	(2)	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	9	9	-	9	2
Dividend paid in cash	-	-	(85)	(85)	-	(85)	(22)

Balance as of December 31, 2013	1	(13)	719	707	3	710	182
Comprehensive income for the year
Profit for the year	-	-	351	351	3	354	91
Other comprehensive income (loss) for the year, net of tax	-	10	(1)	9	-	9	2
Transactions with owners, recognized directly in equity
Share based payments	-	-	3	3	-	3	1
Expiration of put option over non-controlling interests in a consolidated company	-	-	6	6	10	16	4

Balance as of December 31, 2014	1	(3)	1,078	1,076	16	1,092	280
Comprehensive income for the year
Profit for the year	-	-	95	95	2	97	25
Other comprehensive income (loss) for the year, net of tax	-	1	(2)	(1)	-	(1)	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	3	3	-	3	1
Dividend to non-controlling intererst in a subsidiary	-	-	-	-	(1)	(1)	-
Options written over non-controlling interests in a consolidated company	-	-	(4)	(4)	(1)	(5)	(2)

Balance as of December 31, 2015	1	(2)	1,170	1,169	16	1,185	304

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

				Convenience
				translation into
				US dollar (Note 2D)
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2013	2014	2015	2015
	NIS millions	NIS millions	NIS millions	US$ millions
Cash flows from operating activities
Profit for the year	288	354	97	25
Adjustments for:
Depreciation and amortization	676	610	562	144
Share based payment	9	3	3	1
Loss (gain) on sale of property, plant and equipment	2	7	(1)	-
Income tax expense	117	110	36	9
Financing expenses, net	246	198	177	45
Other income	(3)	-	-	-

Changes in operating assets and liabilities:
Change in inventory	27	(5)	4	1
Change in trade receivables (including long- term amounts)	576	422	209	54
Change in other receivables (including long- term amounts)	(34)	(35)	(34)	(9)
Change in trade payables, accrued expenses and provisions	(185)	(24)	(54)	(14)
Change in other liabilities (including long-term amounts)	(33)	36	(95)	(24)
Payments for derivative hedging contracts, net	(17)	(6)	-	-
Income tax paid	(119)	(119)	(68)	(18)
Income tax received	6	6	-	-
Net cash from operating activities	1,556	1,557	836	214

Cash flows used in investing activities
Acquisition of property, plant, and equipment	(275)	(289)	(305)	(78)
Acquisition of intangible assets	(90)	(77)	(91)	(23)
Dividend received	1	-	2	-
Change in current investments, net	(16)	(15)	231	59
Proceeds from (payments for) other derivative contracts, net	(10)	4	-	-
Proceeds from sale of property, plant and equipment	17	4	4	1
Interest received	29	23	15	4
Repayment of a long term deposit	-	-	48	12
Net cash used in investing activities	(344)	(350)	(96)	(25)

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Cash Flows (cont'd)

				Convenience
				translation into
				US dollar (Note 2D)
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2013	2014	2015	2015
	NIS millions	NIS millions	NIS millions	US$ millions

Cash flows used in financing activities
Payments for derivative contracts, net	(8)	(29)	(32)	(8)
Repayment of long term loans from banks	(6)	(12)	-	-
Repayment of debentures	(1,124)	(1,092)	(873)	(224)
Proceeds from issuance of debentures, net of issuance costs	-	326	(3)	(1)
Dividend paid	(81)	(4)	(1)	-
Interest paid	(350)	(295)	(227)	(58)

Net cash used in financing activities	(1,569)	(1,106)	(1,136)	(291)

Changes in cash and cash equivalents	(357)	101	(396)	(102)

Cash and cash equivalents as at the beginning of the year	1,414	1,057	1,158	297

Effect of exchange rate fluctuations on cash and cash equivalents	-	-	(1)	-

Cash and cash equivalents as at the end of the year	1,057	1,158	761	195

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 - Reporting Entity

A.	Reporting Entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 4250708, Israel. The consolidated financial statements of the Group as at December 31, 2015 comprise the Company and its subsidiaries (together referred to as the "Group"). The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular and landline telecommunications services, internet infrastructure and connectivity services, international calls services and television over the internet services (known as Over the Top TV services, or OTT TV services). The Company is a consolidated subsidiary of Discount Investment Corporation (the parent company "DIC"), which is controlled by IDB Development Corporation Ltd., or IDB. In 2015, the control in IDB and consequently indirectly in the Company, has changed (for additional details, see Note 32(5)).

B.	Material event in the reporting period - Change in estimate

In the reporting period, the Company has changed the expected useful life of certain fixed asset items. For further information see Note 2E, regarding the basis of preparation of the financial statements.

Note 2 - Basis of Preparation

A.	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were approved by the Company's Board of Directors on March 14, 2016.

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

For the convenience of the reader, the reported NIS figures as of December 31, 2015 and for the year then ended, have been presented in dollars, translated at the representative rate of exchange as of December 31, 2015 (NIS 3.902 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

E.	Use of estimates and judgments

Use of estimates

Information about estimates, uncertainty and critical judgments about provisions and contingent liabilities, is described in Notes 14 and 31. In addition, information about critical estimates, made while applying accounting policies and that have the most significant effect on the consolidated financial statements are described below:

Impairment testing of trade and other receivables

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

Impairment testing and useful life of assets

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

Impairment testing of goodwill

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

Change in estimate

During the year ended December 31, 2015, management has updated an estimate as follows:

The estimated useful life of the cellular cell sites passive components, which mostly include masts and constructed structures ("passive components"), has been re-evaluated for the first time starting the beginning of the second quarter of 2015, by ten additional years, as opposed to ten years, as previously estimated, so the depreciation period will end in 2025.

During the reporting period, the Company was awarded additional 4G frequencies (for additional details, see Note 32(4)). In addition, the Company has invested and expects to continue investing substantial amounts in radio equipment for the 4G technology, which is installed over the existing cellular sites. In light of the aforesaid, a re-evaluation of the passive components’ expected useful life was necessary. The expected useful life of the passive components was examined by a Periodic Depreciation Committee and according to engineering expert’s opinion, the Company will continue to use the passive components for the next ten years. Therefore, it has been decided to extend the depreciation period as mentioned above.

The effect of this change on the annual financial statements, in current and future years is as follows:

	2015	2016	2017	2018	2019	Subsequently
	NIS millions
Decrease (increase) in depreciation expenses	27	25	18	10	1	(81)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation (cont'd)

F.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*

As of December 31, 2015	3.902	221.35
As of December 31, 2014	3.889	223.36
As of December 31, 2013	3.471	223.58

Change during the year:

Year ended December 31, 2015	0.33%	(0.90%)
Year ended December 31, 2014	12.04%	(0.10%)
Year ended December 31, 2013	(7.02%)	1.91%

*According to 1993 base index.

Note 3 - Significant Accounting Policies

The accounting policies set out below have been applied consistently by the Group for all periods presented in these consolidated financial statements.

A.	Basis of consolidation

1.	Subsidiaries

Subsidiaries are entities controlled directly or indirectly by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control is lost. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

2.	Non-controlling interests

Non-controlling interests comprise the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company. Profit or loss and each component of other comprehensive income are attributable to the owners of the parent company and to non-controlling interests.

Issuance of put option to non-controlling interests

A put option issued by the Group to non-controlling interests that is settled in cash or another financial instrument is recognized as a liability at the present value of the exercise price. In subsequent periods, changes in the value of the liability in respect of put options are recognized in profit or loss according to the effective interest method.

The Group’s share of a subsidiary’s profits includes the share of the non-controlling interests to which the Group issued a put option.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

A.	Basis of consolidation (cont’d)

3.	Transactions eliminated on consolidation

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

The Group early adopted IFRS 9 (2009), Financial Instruments, with respect to classification and measurement of financial assets. According to IFRS 9 (2009), an entity shall classify and measure its financial assets at amortized cost or at fair value, considering its business model for managing financial assets and with respect to the contractual cash flows of these financial assets.

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

Non-derivative financial liabilities include debentures and trade and other payables.

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

Change in terms of debt instruments

An exchange of debt instruments having substantially different terms, between an existing borrower and lender is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value. In such cases the entire difference between the amortized cost of the original financial liability and the fair value of the new financial liability is recognized in profit or loss as financing income or expense.

The terms are substantially different if the discounted present value of the cash flows according to the new terms, including any commissions paid, less any commissions received and discounted using the original effective interest rate, is different by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability. In addition to the aforesaid quantitative criterion, the Group examines, inter alia, whether there have also been changes in various economic parameters inherent in the exchanged debt instruments, therefore as a rule, exchanges of CPI-linked debt instruments with unlinked instruments are considered exchanges with substantially different terms even if they do not meet the aforementioned quantitative criterion.

Expansion of debentures for cash

When expanding debentures for cash, debentures are initially measured at their fair value, which is the proceeds received from the issuance (since this is the best market which the issuer has an immediate access to), with no effect on profit or loss in respect of the difference between the proceeds from issuance and the market value of the tradable debentures close to their issuance.

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

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of the fixed asset item. The annual depreciation rates for the current and comparative periods are as follows:

%
Communications network	5-25
Control and testing equipment	15-25
Vehicles	15-33
Computers and hardware	15-33
Furniture and equipment	6-33

Leasehold improvements are depreciated over the shorter of their estimated useful lives or the expected lease terms.

Depreciation methods, useful lives and residual values are reviewed at least at the end of each reporting year and adjusted if appropriate.

E.	Rights of use of communications lines

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

1.	Goodwill that arises upon the acquisition of subsidiaries is presented as part of intangible assets. In subsequent periods goodwill is measured at cost less accumulated impairment losses.

2.	Customer relationship - purchase price allocated to subsidiaries' customer relationship. Customer relationship has a finite useful life.

3.	Other intangible assets are measured at cost less accumulated amortization and accumulated impairment losses and including direct costs necessary to prepare the asset for its intended use.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

4.	Certain direct and indirect development costs associated with internally developed information system software, and payroll costs for employees devoting time to the software projects, incurred during the application development stage, are capitalized. The costs are amortized using the straight-line method beginning when the asset is substantially ready for use. Costs incurred during the research stage and after the asset is substantially ready for use, are recognized in profit or loss as incurred.

5.	Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is recognized in profit or loss as incurred.

6.	Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. Amortization is calculated using the straight-line method, except for customer relationship recognized during business combinations, which is amortized according to the economic benefit expected from this asset each period (and up to 2019). The annual amortization rates for the current and comparative periods are as follows:

	%

Licenses	5-6	(mainly 6)
Information systems	25
Software	15-25

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

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit").

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

2.	Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary retirement. Termination benefits for voluntary retirements are recognized as an expense if the Group has made an offer of voluntary retirement, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

3.	Short-term employee benefits

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

4.	Share based payments

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

K.	Revenue

Revenues derived from services, including cellular services, internet infrastructure and connectivity services, international calls services, fixed local calls, interconnect, roaming revenues, content and value added services and television over the internet services, are recognized when the services are provided, in proportion to the stage of completion of the transaction and all other revenue recognition criteria are met.

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

The Group recognizes discounts from suppliers as a decrease in Cost of Sales. Therefore, discounts in respect of purchases that are added to the closing inventory balance are treated as inventory and the remainder as a decrease in Cost of Sales.

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

Changes in the fair value of financial assets at fair value through profit or loss also include income from dividends and interest.

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

IFRS 15 is applicable for annual periods beginning on or after January 1, 2018 and earlier application is permitted. IFRS 15 includes various alternative transitional provisions, so that companies can choose between one of the following alternatives at initial application: full retrospective application, full retrospective application with practical expedients, or application as from the mandatory effective date, with an adjustment to the balance of retained earnings at that date in respect of transactions that are not yet complete.

The Group is examining the effects of adopting IFRS 15 on the financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

R.	New standards not yet adopted (cont'd)

IFRS 16, Leases

The standard replaces International Accounting Standard 17 - Leases (IAS 17) and its related interpretations. The standard's instructions annul the existing requirement from lessees to classify leases as operating or finance leases. Instead of this, for lessees, the new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements. Similarly, the standard determines new and expanded disclosure requirements from those required at present.

The standard will become effective for annual periods as of January 1, 2019, with the possibility of early adoption, so long as the company has also early adopted IFRS 15 - Revenue from contracts with customers. The standard includes a number of alternatives for the implementation of transitional provisions, so that companies can choose one of the following alternatives at the implementation date: full retrospective implementation or implementation from the effective date while adjusting the balance of retained earnings at that date.

The Group has not yet commenced examining the effects of adopting the standard on the financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 4 - Fair Value

A.	Determination of Fair Value

A number of the Group's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and /or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

1.	Trade and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the appropriate interest rate at the reporting date.

2.	Current investments and derivatives

The fair value of forward exchange contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using market interest rates appropriate for similar instruments, including the adjustment required for the parties' credit risks.

The fair value of investments in debt securities is based on quoted market prices.

3.	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

4.	Share- based payment transactions

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

B.	Fair Value Hierarchy

When determining the fair value of an asset or liability, the Group uses observable market data as much as possible. There are three levels of fair value measurements in the fair value hierarchy that are based on the data used in the measurement, as follows:

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

Notes to the Consolidated Financial Statements

Note 5 - Financial Risk Management (cont'd)

Capital management

The Group's capital management aim is to ensure a sound and efficient capital structure which takes into consideration, among others, the following factors:

A gearing ratio that supports the Group's cash flow needs with respect to its potential cash flow generation and also supporting its dividend policy, considering the limitation imposed on dividend distribution as established in the indenture of the Group's Series F, G, H and I debentures and in the Company's deferred loans, while maintaining a Net Debt to EBITDA ratio (see definition in Note 17, regarding Debentures) as established in such documents, and that meets the industry standards. The Group considers Net Debt to EBITDA ratio to be an important measure for investors, debentures holders, analysts, and rating agencies. This ratio is a non-GAAP figure not governed by International Financial Reporting Standards and its definition and calculation may vary from one Group to another. The Group's debt mainly consists of short and long-term debentures traded publicly in the Tel Aviv Stock Exchange.

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

•	Cellcom – the segment includes Cellcom Israel Ltd. and its subsidiaries, excluding Netvision Ltd. and its subsidiaries.

•	Netvision – the segment includes Netvision Ltd. and its subsidiaries.

The accounting policies of the reportable segments are the same as described in Note 3, regarding Significant Accounting Policies.

Information regarding the results of each reportable segment is included below based on the internal management reports that are reviewed by the CODM.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 6 - Operating Segments (cont'd)

	Year ended December 31, 2015
	NIS millions
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	3,315	865	-	4,180
Inter-segment revenues	56	126	(182)	-

EBITDA*	642	224	6	872

Reconciliation of reportable segment EBITDA to profit for the year
Depreciation and amortization	(442)	(89)	(31)	(562)
Taxes on income	(6)	(37)	7	(36)
Financing income				55
Financing expenses				(232)
Other income				3
Share based payments				(3)

Profit for the year	11	103	(17)	97

	Year ended December 31, 2014
	NIS millions
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	3,667	903	-	4,570
Inter-segment revenues	50	57	(107)	-

EBITDA*	967	315	-	1,282

Reconciliation of reportable segment EBITDA to profit for the year
Depreciation and amortization	(475)	(85)	(50)	(610)
Taxes on income	(80)	(44)	14	(110)
Financing income				100
Financing expenses				(298)
Other expenses				(7)
Share based payments				(3)

Profit for the year	211	189	(46)	354

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

* EBITDA as reviewed by the CODM, represents earnings before interest (financing expenses, net), taxes, other income (expenses) (except for expenses in the amount of approximately NIS 25 million and NIS 39 million in respect of voluntary retirement plans for employees, which have been recorded in the second quarter of 2015 and in the second quarter of 2014, respectively. See also Note 26, regarding Other Expenses), depreciation and amortization and share based payments, as a measure of operating profit. EBITDA is not a financial measure under IFRS and cannot be compared to other similarly titled measures in other companies.

Note 7 - Subsidiaries

Presented hereunder is a list of the Group’s significant subsidiaries:

		The Group’s ownership interest in the subsidiary for the year ended December 31
	Principal location of the subsidiary's activity	2014	2015
Name of subsidiary
Netvision Ltd.	Israel	100%	100%
013 Netvision Ltd.	Israel	100%	100%

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 8 - Cash and Cash Equivalents

Composition

	December 31,
	2014	2015
	NIS millions	NIS millions
Bank balances	133	57
Call deposits	1,025	704
	1,158	761

The Group's exposure to interest rate risk and sensitivity analysis for financial assets and liabilities are disclosed in Note 21.

Note 9 - Trade and Other Receivables

Composition

	December 31,
	2014	2015
	NIS millions	NIS millions
Current
Trade Receivables*
Open accounts	531	445
Checks and credit cards receivables	179	164
Accrued income	101	82
Current maturity of long-term receivables	606	563
	1,417	1,254
Other Receivables
Prepaid expenses	57	43
Government institutions and others	8	61
	65	104
	1,482	1,358
Non-current
Trade receivables*	476	467
Rights of use of communications lines	272	302
Deposits and other receivables	65	3
Other	11	13
	824	785
	2,306	2,143

* Net of allowance for doubtful debts.

The Group is exposed to credit risks and impairment losses related to trade and other receivables as disclosed in Note 21.

Non-current trade receivables balances are in respect of equipment sold in installments (mainly 36 monthly payments) which current amount as of December 31, 2015, is calculated at a 3.3% discount rate (December 31, 2014 - 3.9%).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 - Inventory

A.	Composition

	December 31,
	2014	2015
	NIS millions	NIS millions
Handsets	71	67
Accessories	10	7
Spare parts	8	11
	89	85

B.	In 2015, the Group tested slow moving inventory for impairment and wrote down inventory to its net realizable value by the amount of NIS 4 million (2014 - NIS 6 million). The write-down is included in Cost of Sales.

Note 11 - Property, Plant and Equipment, Net

		Control and		Computers,
	Communications	testing		furniture and	Leasehold
	network	equipment	Vehicles	equipment	improvements	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cost

Balance at January 1, 2014	5,351	144	18	393	155	6,061

Additions	336	4	1	39	11	391
Disposals	(135)	(26)	(10)	(116)	(13)	(300)
Balance at December 31, 2014	5,552	122	9	316	153	6,152

Additions	203	2	-	85	6	296
Disposals	(84)	-	(2)	(54)	(3)	(143)
Balance at December 31, 2015	5,671	124	7	347	156	6,305

Accumulated Depreciation

Balance at January 1, 2014	3,765	90	10	237	94	4,196
Depreciation for the year	328	19	2	48	14	411
Disposals	(128)	(28)	(5)	(115)	(13)	(289)
Balance at December 31, 2014	3,965	81	7	170	95	4,318

Depreciation for the year	301	15	1	52	12	381
Disposals	(81)	-	(1)	(54)	(3)	(139)
Balance at December 31, 2015	4,185	96	7	168	104	4,560

Carrying amounts

At January 1, 2014	1,586	54	8	156	61	1,865
At December 31, 2014	1,587	41	2	146	58	1,834
At December 31, 2015	1,486	28	-	179	52	1,745

In the ordinary course of business, the Group acquires property, plant and equipment in credit. The cost of acquisitions, which has not yet been paid at the reporting date, amounted to NIS 169 million (December 31, 2014 and 2013, NIS 169 million and NIS 67 million, respectively).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Intangible Assets, Net

	Licenses	Information systems	Software	Deferred expenses	Goodwill	Customer relationship and other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Cost
Balance at January 1, 2014	532	342	89	4	830	347	2,144
Additions	-	87	9	-	-	-	96
Disposals	-	(75)	(21)	(4)	-	-	(100)
Balance at December 31, 2014	532	354	77	-	830	347	2,140

Additions	20	57	11	-	-	-	88
Disposals	-	(115)	(26)	-	-	(23)	(164)
Balance at December 31, 2015	552	296	62	-	830	324	2,064

Accumulated Amortization

Balance at January 1, 2014	292	162	53	3	-	244	754

Amortization for the year	29	70	16	1	-	55	171
Disposals	-	(75)	(21)	(4)	-	-	(100)
Balance at December 31, 2014	321	157	48	-	-	299	825

Amortization for the year	30	74	12	-	-	33	149
Disposals	-	(115)	(26)	-	-	(23)	(164)
Balance at December 31, 2015	351	116	34	-	-	309	810

Carrying amounts

At January 1, 2014	240	180	36	1	830	103	1,390
At December 31, 2014	211	197	29	-	830	48	1,315
At December 31, 2015	201	180	28	-	830	15	1,254

In the ordinary course of business, the Group acquires Intangible assets in credit. The cost of acquisitions, which has not yet been paid at the reporting date, amounted to NIS 33 million (December 31, 2014 and 2013, NIS 34 million and NIS 10 million, respectively).

A.	Impairment testing for cash-generating unit containing goodwill

For the purpose of impairment testing, goodwill is allocated to Netvision, which represents the lowest level within the Group, at which goodwill is monitored for internal management purposes, which is not higher than the reported operating segments. See Note 6, regarding Operating Segments.

The aggregate carrying amount of goodwill allocated to Netvision as of December 31, 2015, is NIS 753 million (2014 - NIS 753 million).

The recoverable amount of Netvision was based on its value in use and was determined by discounting the expected future cash flows to be generated from the continuing use. The recoverable amount of Netvision as of December 31, 2015 and 2014, was determined to be higher than its carrying amount and thus, no impairment loss has been recognized.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Intangible Assets, Net (cont'd)

B.	Key assumptions used in calculation of recoverable amount

Key assumptions used in the calculation of recoverable amounts are discount rate and terminal value growth rate. These assumptions are as follows:

(1)	Pre-tax discount rate and terminal value growth rate

	Pre-tax discount rate	Terminal value growth rate
	2015
Netvision	11.4%	1.5%

·	The discount rate and the terminal value growth rate are denominated in real terms.

·	Netvision has cash flows for 5 years, as included in its discounted cash flow model.

·	The long-term growth rate has been determined as 1.5% which represents, among others, the natural population growth rate.

·	The pre-tax discount rate is estimated and calculated using several assumptions, among other, Netvision's Cost of Equity, risk premium for normative debt leveraging of the Group and estimates of the normative leverage ratio for the industry.

(2)	Sensitivity to changes in assumptions

The estimated recoverable amount of Netvision exceeds its carrying amount by approximately NIS 50 million. Management has identified two key assumptions for which there reasonably could be a possible change that could cause the carrying amount to exceed the recoverable amount. The table below shows the amount that these two assumptions are required to change individually in order for the estimated recoverable amount to be equal to the carrying amount.

2015
Pre-tax discount rate	11.8%
Terminal value growth rate	0.9%

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Trade Payables and Accrued Expenses

Composition

	December 31,
	2014	2015
	NIS millions	NIS millions
Trade payables	441	227
Accrued expenses	332	450
	773	677

Note 14 - Provisions

Composition

	Dismantling and restoring		Other contractual	Provision for
	sites	Litigations	obligations	warranty	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Balance as at January 1, 2014	21	66	116	5	208
Provisions made during the year	1	17	11	-	29
Provisions reversed during the year	(1)	(36)	(75)	(3)	(115)
Balance as at January 1, 2015	21	47	52	2	122
Provisions made during the year	3	27	11	-	41
Provisions reversed during the year	(4)	(20)	(7)	(2)	(33)
Balance as at December 31, 2015	20	54	56	-	130

Non-current	20	-	-	-	20
Current	-	54	56	-	110
	20	54	56	-	130

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Other Payables, Including Derivatives

Composition

	December 31,
	2014	2015
	NIS millions	NIS millions
Employees and related liabilities	102	123
Government institutions	40	11
Interest payable	167	108
Accrued expenses	7	8
Deferred revenue	30	21
Derivative financial instruments	24	15
	370	286

Note 16 - Other Long-term Liabilities

Composition

	December 31,
	2014	2015
	NIS millions	NIS millions
Long-term liabilities to trade payables	1	1
Deferred revenue	2	2
Derivative financial instruments	8	17
Other	1	4
	12	24

Note 17 - Debentures

This note provides information about the contractual terms of the Group's debentures, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, see Note 21.

	December 31,
	2014	2015
	NIS millions	NIS millions
Non- current liabilities
Debentures	3,548	3,054
Current liabilities
Current maturities of debentures	1,092	734

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 - Debentures (cont'd)

Terms and debt repayment schedule

The terms and conditions debentures are as follows:

				December 31, 2014		December 31, 2015
				NIS millions		NIS millions
	Currency	Nominal interest rate	Year of maturity	Face value	Carrying amount	Face value	Carrying amount

Debentures (Series B) - linked to the Israeli CPI	NIS	5.30%	until 2017	555	668	370	441
Debentures (Series D) - linked to the Israeli CPI	NIS	5.19%	until 2017	1,454	1,722	599	702
Debentures (Series E) - unlinked	NIS	6.25%	until 2017	899	897	327	327
Debentures (Series F) - linked to the Israeli CPI	NIS	4.60%	2017-2020	715	741	715	733
Debentures (Series G) - unlinked	NIS	6.99%	2017-2019	285	286	285	286
Debentures (Series H) - linked to the Israeli CPI	NIS	1.98%	2018-2024	106	105	950	801
Debentures (Series I) - unlinked	NIS	4.14%	2018-2025	223	221	558	498
Total interest- bearing liabilities				4,237	4,640	3,804	3,788

In connection with the issuance of Series F and G debentures, the Company has undertaken to comply with certain financial and other covenants. Inter alia:

·	a Net Leverage* exceeding 5, or exceeding 4.5 during four consecutive quarters, shall constitute an event of default; As of December 31, 2015, the Net Leverage is 3.06.

·	not to distribute more than 95% of the profits available for distribution according to the Israeli Companies law ("Profits"); provided that if the Net Leverage* exceeds 3.5:1, the Company will not distribute more than 85% of its Profits and if the Net Leverage* exceeds 4:1, the Company will not distribute more than 70% of its Profits. Failure to comply with this covenant shall constitute an event of default;

·	cross default, excluding following an immediate repayment initiated in relation to a liability of NIS 150 million or less, shall constitute an event of default;

·	a negative pledge, subject to certain exceptions. Failure to comply with this covenant shall constitute an event of default;

·	an obligation to pay additional interest of 0.25% for two-notch downgrade in the debentures' rating and additional interest of 0.25% for each additional one-notch downgrade and up to a maximum addition of 1%, in comparison to the rating given to the debentures prior to their issuance;

·	failure to have the debentures rated over a period of 60 days, shall constitute an event of default.

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 - Debentures (cont'd)

In June 2013, the Company's rating was updated from an "ilAA-/negative" to an "ilA+/stable" rating, in relation to the Company's debentures traded on the Tel Aviv Stock Exchange. Following this update of rating and since this was the second downgrade in the Debentures' rating since their issuance, the annual interest rate that the Company pays for its Series F and G debentures has been increased by 0.25% to 4.60% and 6.99%, respectively, beginning July 5, 2013.

In connection with the issuance of Series H and Series I debentures in July 2014, the Company undertook additional undertakings, in addition to those previously undertaken by the Company in its Series F and G indenture (as detailed above), including: (1) in addition to being an event of default, meeting the financial covenants previously undertaken by the Company (a maximum net leverage ratio (Net Debt to EBITDA ratio) in excess of 5.0:1, or in excess of 4.5:1 for four consecutive quarters) would be a condition for dividend distribution; and (2) meeting such financial covenants would also be a condition for the issuance of additional debentures of each of the two new series.

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

As of December 31, 2015, the Group is in compliance with the required covenants.

In February 2015, pursuant to an exchange offer for the exchange of a portion of the Company's Series D and E debentures with new debentures of the Company's Series H and I, respectively, or the Exchange Offer, under the Company's 2014 shelf prospectus and in a private offering, the Company issued approximately NIS 844 million principal amount of new debentures of Series H and approximately NIS 335 million principal amount new debentures of Series I (in exchange with approximately NIS 555 million principal amount of Series D and approximately NIS 272 million principal amount of Series E, respectively).

Described hereunder is the principal amount of the above mentioned debentures:

	Before the exchange	After the exchange
	NIS millions
Series D	1,454	899
Series E	599	327
Series F	106	950
Series G	223	558

In January 2016, after the end of the reporting period, the Group repaid interest and principal of debentures in a total sum of approximately NIS 476 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 18 - Liability for Employee Rights Upon Retirement, Net

The obligation of the Group, under law and labor agreements, to pay severance pay employees who are not covered by the pension or insurance plans as mentioned in section A below, is NIS 12 million and NIS 14 million as of December 31, 2015 and 2014, respectively, as included in the consolidated statements of financial position, under Liability for employee rights upon retirement, net.

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

B.	Post-employment benefit plans - defined benefit plan

The portion of the severance payments which is not covered by deposits in defined contribution plans, as aforementioned, is accounted for by the Group as a defined benefit plan, according to which a liability for employee benefits is recognized and in respect of which, the Group deposits amounts in central severance pay funds and in appropriate insurance policies. The total liability as at December 31, 2015 is NIS 23 million (2014 - NIS 24 million). The fair value of the plan assets, the severance pay fund, is NIS 19 million (2014 - NIS 21 million). The expense recognized in the consolidated statement of income for the year ended December 31, 2015 in respect of defined benefit plans, is NIS 3 million (2014 - NIS 2 million).

C.	As of December 31, 2015 the Group's liability for adaptation grants to employees is NIS 8 million (2014 - NIS 11 million).

Note 19 - Capital and Reserves

Share capital

	2013	2014	2015
	NIS
Issued and paid at January 1	994,814	995,316	1,005,845
Exercise of share options	502	10,529	201

Issued and paid at December 31	995,316	1,005,845	1,006,046

The share capital is comprised of ordinary shares of NIS 0.01 par value each.

At December 31, 2015, the authorized share capital was comprised of 300 million ordinary shares (December 31, 2014, 2013 - 300 million each). The holders of ordinary shares are entitled to receive dividends as declared.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 19 - Capital and Reserves (cont'd)

Basic and diluted earnings per share

The calculation of basic earnings per share was based on the profit attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding (99,495,525, 99,924,306 and 100,589,458 during the years 2013, 2014 and 2015, respectively). The calculations of diluted earnings per share was based on the profit attributable to ordinary shares and the weighted average number of ordinary shares in the basic earnings per share in addition of 824,199, 781,976 and 72 incremental shares (NIS 0.01 par value each) that would be issued resulting from exercise of all options for the years ended December 31, 2013, 2014 and 2015, respectively.

At December 31, 2015, 616 thousand options (2014 and 2013 - 453 thousand and 776 thousand options, respectively) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding.

Dividends

Dividends paid by the Company during the reported periods are as follows:

In 2015 and 2014 the Company did not pay dividend to the shareholders of the Company. In 2013, the Company paid to the shareholders of the Company a cash dividend in the amount of NIS 0.85 per share, totaling approximately NIS 85 million.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred or exercised.

Rights offering

In June 2015, the Company filed a registration statement with the Securities and Exchange Commission, or the SEC, and the Israeli Securities Authority, or the ISA, in preparation for a possible rights offering that proposed to raise approximately NIS 120-150 million (assuming a full exercise of subscription rights), or "the Rights Offering".

The execution, timing, terms (including subscription ratio) and amount of such proposed Rights Offering have not yet been determined and are subject to further approvals of the Company's Board of Directors, declaration of effectiveness of the registration statement by the SEC, and approvals of the ISA, the Tel Aviv Stock Exchange and the New York Stock Exchange. There is no assurance that such approvals will be received or that the Rights Offering will be executed, nor as to its timing, terms or amount.

DIC notified the Company that if the Company executes an equity offering (whether through ordinary shares offering or rights offering or in any other manner), DIC intends, to the extent DIC's cash flows needs will allow it, to invest in such offering so that DIC's relative holdings in the Company's share capital does not fall below its pre-offering holding, and to make an additional investment, if possible, so that DIC's total investment in such offering shall not exceed NIS 100 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 20 - Share-Based Payments

In September 2006, the Company's Board of Directors approved a share based incentive plan for employees, directors, consultants, sub-contractors of the Company and the Company’s affiliates. The terms of share-based payments include a dividend adjustment mechanism. The options will be exercised at net, with no cash transfer.

In March 2015, the Company's board of directors approved a new shared based incentive plan - "2015 Share Incentive Plan" for employees, directors, consultants and sub-contractors of the Company and the Company's affiliates. Under the plan, the Company's board of directors is authorized to determine the terms of the grants, including the identity of grantees, the number of options or restricted stock units ("RSUs") to be granted, the vesting schedule and the exercise price. The terms of the share based payments include a dividend adjustment mechanism. The options will be exercised at net exercise mechanism, with no cash transfer.

	Number of		Contractual	Adjusted exercise price per share as
	instruments		life of	of December 31,
Grant date/employees entitled	In thousands	Vesting conditions	options	2015
Share options granted in November 2010 to senior employees	12	Four equal installments over four years of employment	6 years	$23.15
Share options granted in May 2011 to senior employees	1,060	Three equal installments over three years of employment	4.5 years	$28.95
Share options granted in August 2012 to senior employees	2,410	Two equal installments over two years of employment	3.5 years	$5.67
Share options granted in March 2013 to senior employees	75	Two equal installments over two years of employment	3.5 years	$7.34
Share options granted in December 2013 to senior employees	234	Three equal installments over three years of employment	4.5 years	$14.65
Share options granted in August 2015 to senior employees	2,660	Three equal installments over three years of employment	4.5 years	NIS 25.65

The total compensation expense during the year ended December 31, 2015, related to the options granted is NIS 3 million (2014 - NIS 3 million, 2013 - NIS 9 million).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 20 - Share-Based Payments (cont'd)

The changes in the balances of the options were as follows:

		Weighted average		Weighted average		Weighted average
	Number of	of exercise price	Number of	of exercise price	Number of	of exercise price
	options	(US Dollars)	options	(US Dollars)	options	(US Dollars)
	2013		2014		2015

Balance as at January 1	3,019,152	10.89	2,965,964	10.35	638,865	15.86

Granted during the year	309,000	12.88	-	-	2,660,000	6.69

Forfeited during the year	(258,878)	18.91	(341,006)	27.01	(292,798)	19.52

Exercised during the year	(103,310)	5.91	(1,986,093)	5.72	(132,877)	5.67

Total options outstanding as at December 31	2,965,964	10.35	638,865	15.86	2,873,190	7.40

Total of exercisable options as at December 31*	1,426,232	11.27	445,365	17.00	170,190	15.13

* The weighted average of the remaining contractual life of options outstanding as at December 31, 2015 is 2.5 years.

	2013	2014	2015

Fair value of share options and assumptions:

Fair value at grant date	$1.51-$2.89	-	NIS 3.5

Fair value assumptions:

Share price at grant date	$7.2-$13.57	-	NIS 23.75

Exercise price	$7.58-$14.66	-	NIS 25.65

Expected volatility (weighted average)	37.72%-41.12%	-	35.9%

Option life (expected weighted average life)	2.3 years	-	2.3 years

Risk free interest rate	0.23%-0.59%	-	0.4%

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments

Credit risk

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	December 31,	December 31,
	2014	2015
	NIS millions	NIS millions

Trade receivables including long-term amounts	1,893	1,721
Loans and other receivables including long-term amounts	74	9
Investment in debt securities	520	280
Cash and cash equivalents in banks	1,158	761
Derivative financial instrument	1	1
	3,646	2,772

The maximum exposure to credit risk of financial assets at the reporting date by type of counterparty is:

	December 31,	December 31,
	2014	2015
	NIS millions	NIS millions

Receivables from subscribers	1,687	1,588
Receivables from distributors and other operators	206	133
Investment in government of Israel debt securities	293	151
Investment in institutional debt securities	227	129
Cash and cash equivalents in banks	1,158	761
Other	75	10
	3,646	2,772

Impairment losses

The aging of financial assets at the reporting date was as follows:

	Gross	Impairment	Gross	Impairment
	2014		2015
	NIS millions	NIS millions	NIS millions	NIS millions

Not past due	3,553	30	2,675	28
Past due less than one year	143	58	136	53
Past due more than one year	181	143	163	121
	3,877	231	2,974	202

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2014	2015
	NIS millions	NIS millions

Balance at January 1	274	231
Impairment loss recognized	(74)	(61)
Doubtful debt expenses	31	32
Balance at December 31	231	202

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

Liquidity risk

The following are the maturities of contractual of financial liabilities and other non-contractual liabilities, including estimated interest payments and excluding the impact of netting agreements:

December 31, 2015	Carrying	Contractual					More than
	amount	Cash flows	1st year	2nd year	3rd year	4-5 years	5 years
	NIS millions

Debentures*	(3,896)	(4,549)	(909)	(996)	(610)	(957)	(1,077)
Trade and other payables	(808)	(808)	(808)	-	-	-	-
Forward exchange contracts on CPI	(32)	(32)	(15)	(3)	(14)	-	-
Long-term liabilities to trade payables	(5)	(5)	-	-	-	(5)	-
	(4,741)	(5,394)	(1,732)	(999)	(624)	(962)	(1,077)

* Including accrued interest on debentures. In February 2015, the Company exchanged a portion of Series D and E debentures with new debentures of the Company's Series H and I, respectively. For further details, see Note 17.

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

Currency risk and CPI

The Group's exposure to foreign currency risk and CPI is as follows:

	December 31, 2014			December 31, 2015
	In or linked			In or linked
	to foreign			to foreign
	currencies	Linked		currencies	Linked
	(mainly USD)	to CPI	Unlinked	(mainly USD)	to CPI	Unlinked
	NIS millions			NIS millions
Current assets
Cash and cash equivalents	39	-	1,119	42	-	719
Current investments, including derivatives	1	268	252	1	141	139
Trade receivables	110	-	1,307	77	-	1,177
Other receivables, including derivatives	1	-	6	-	1	5

Non- current assets
Long-term receivables	-	18	525	-	3	467

Current liabilities
Current maturities of debentures	-	(792)	(300)	-	(570)	(164)
Trade payables and accrued expenses	(262)	-	(511)	(325)	-	(352)
Other current liabilities, including derivatives	(1)	(120)	(179)	-	(82)	(172)

Non- current liabilities
Debentures	-	(2,444)	(1,104)	-	(2,107)	(947)
Other non- current liabilities	(1)	(8)	-	-	(17)	(5)
	(113)	(3,078)	1,115	(205)	(2,631)	867

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

Currency risk and CPI (cont'd)

The Group's exposure to linkage and foreign currency risk in respect of derivatives is as follows:

	December 31, 2015
	Currency/ linkage receivable	Currency/ linkage payable	Notional Value	Fair value
			NIS millions
Instruments not used for hedging
Forward exchange contracts on foreign currencies	USD	NIS	98	1
Forward exchange contracts on CPI	CPI	NIS	1,200	(32)
Foreign currency call options	USD	NIS	20	-
Foreign currency put options	NIS	USD	117	-

	December 31, 2014
	Currency/ linkage receivable	Currency/ linkage payable	Notional Value	Fair value
			NIS millions
Instruments not used for hedging
Forward exchange contracts on foreign currencies	USD	NIS	19	-
Forward exchange contracts on CPI	CPI	NIS	1,925	(31)
Foreign currency call options	USD	NIS	97	1

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

Currency risk and CPI (cont'd)

Sensitivity analysis

A change of the CPI as at December 31, 2015 and 2014 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2014.

		Equity	Net income
	Change	NIS millions	NIS millions

December 31, 2015
Increase in the CPI of	2.0%	(16)	(16)
Increase in the CPI of	1.0%	(6)	(6)
Decrease in the CPI of	(1.0%)	4	4
Decrease in the CPI of	(2.0%)	9	9

December 31, 2014
Increase in the CPI of	2.0%	(17)	(17)
Increase in the CPI of	1.0%	(8)	(8)
Decrease in the CPI of	(1.0%)	8	8
Decrease in the CPI of	(2.0%)	17	17

Sensitivity of change in foreign exchange rate is immaterial as at December 31, 2015 and 2014.

Interest rate risk

Profile

At the reporting date the interest rate profile of the Group's interest-bearing financial instruments, not including derivatives, was:

	Carrying amount
	2014	2015
	NIS millions	NIS millions
Fixed rate instruments
Financial assets	1,541	985
Financial liabilities	(4,640)	(3,788)
	(3,099)	(2,803)
Variable rate instruments
Financial assets	6	2
Financial liabilities	-	-
	6	2

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

	Equity				Profit or loss
	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease
	NIS millions				NIS millions
December 31, 2015
Fair value sensitivity (net)	(8)	8	(4)	4	(8)	8	(4)	4

	Equity				Profit or loss
	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease
	NIS millions				NIS millions
December 31, 2014
Fair value sensitivity (net)	(14)	14	(7)	7	(14)	14	(7)	7

Cash flow sensitivity analysis for variable rate instruments

A change of 1% in interest rates at the end of the reporting period would have increased (decreased) equity and profit or loss by immaterial amounts.

Fair Values

(1)	Financial instruments measured at fair value for disclosure purposes only

The book value of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, current investments, including derivatives, trade and other payables, including derivatives and other long-term liabilities, are equal or approximate to their fair value.

The fair values of the remaining financial liabilities and their book values as presented in the consolidated statements of financial position are as follows:

	December 31, 2014		December 31, 2015
	Book value	Fair value	Book value	Fair value*
	NIS millions		NIS millions
Debentures including current maturities and accrued interest	(4,807)	(5,107)	(3,896)	(4,198)

* The fair value includes principal and interest in a total sum of approximately NIS 476 million, paid in January 2016, after the end of the reporting period.

The fair value of marketable debentures is determined by reference to the quoted closing asking price at the reporting date (level 1).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

(2)	Fair value hierarchy of financial instruments measured at fair value

The table below analyses financial instruments carried at fair value, by valuation method.

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	NIS millions	NIS millions	NIS millions	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	280	-	-	280
Derivatives	-	1	-	1
Total assets	280	1	-	281

Financial liabilities at fair value through profit or loss
Derivatives	-	(32)	-	(32)
Total liabilities	-	(32)	-	(32)

There have been no transfers during the year between Levels 1 and 2.

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	NIS millions	NIS millions	NIS millions	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	520	-	-	520
Long-term receivables	-	49	-	49
Derivatives	-	1	-	1
Total assets	520	50	-	570

Financial liabilities at fair value through profit or loss
Derivatives	-	(32)	-	(32)
Total liabilities	-	(32)	-	(32)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

(3)	Details regarding fair value measurement at Level 2

Financial instrument	Valuation method for determining fair value

Forward contracts	Fair value measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Foreign currency options	Fair value is measured based on the Black-Scholes formula.

(4)	Offset of financial assets and financial liabilities

The following table sets out the carrying amounts of recognized financial instruments that were offset in the consolidated statements of financial position:

	December 31, 2015
	Note	Gross amounts of recognized financial assets (liabilities)	Gross amounts of financial assets (liabilities) recognized and offset in the consolidated statements of financial position	Net amounts of financial assets (liabilities) presented in the consolidated statements of financial position
		NIS millions	NIS millions	NIS millions
Financial assets
Trade receivables	9	362	(303)	59
		362	(303)	59
Financial liabilities
Trade payables and accrued expenses	13	(336)	303	(33)
		(336)	303	(33)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

(4)	Offset of financial assets and financial liabilities (cont'd)

	December 31, 2014
	Note	Gross amounts of recognized financial assets (liabilities)	Gross amounts of financial assets (liabilities) recognized and offset in the consolidated statements of financial position	Net amounts of financial assets (liabilities) presented in the consolidated statements of financial position
		NIS millions	NIS millions	NIS millions
Financial assets
Trade receivables	9	342	(238)	104
		342	(238)	104
Financial liabilities
Trade payables and accrued expenses	13	(264)	238	(26)
		(264)	238	(26)

Note 22 - Revenues

Composition

	Year ended December 31,
	2013	2014	2015
	NIS millions	NIS millions	NIS millions
Revenues from equipment	942	1,005	1,048
Revenues from services:
Cellular services	2,797	2,487	2,121
Land-line communications services	*1,042	*940	866
Other services	146	138	145
Total revenues from services	3,985	3,565	3,132
Total revenues	4,927	4,570	4,180

*Reclassified

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 23 - Cost of Revenues

Composition

	Year ended December 31,
	2013	2014	2015
	NIS millions	NIS millions	NIS millions
According to source of income:
Cost of revenues from equipment	719	744	763
Cost of revenues from services	2,271	1,983	2,000
	2,990	2,727	2,763
According to its components:
Cost of revenues from equipment	719	744	763

Rent and related expenses	365	310	332
Salaries and related expenses	298	260	265
Fees to other operators and others	882	761	789
Cost of value added services	149	114	86
Depreciation and amortization	418	410	381
Royalties and fees	91	98	96
Other	68	30	51
Total cost of revenues from services	2,271	1,983	2,000
	2,990	2,727	2,763

Note 24 - Selling and Marketing Expenses

Composition

	Year ended December 31,
	2013	2014	2015
	NIS millions	NIS millions	NIS millions
Salaries and related expenses	305	277	278
Commissions	161	197	196
Advertising and public relations	62	46	26
Depreciation and amortization	86	59	38
Other	103	93	82
	717	672	620

Note 25 - General and Administrative Expenses

Composition

	Year ended December 31,
	2013	2014	2015
	NIS millions	NIS millions	NIS millions
Salaries and related expenses	137	121	114
Depreciation and amortization	172	141	143
Rent and maintenance	74	62	59
Data processing and professional services	48	57	51
Allowance for doubtful accounts	81	31	32
Other	58	51	66
	570	463	465

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 26 - Other Expenses

In April 2015, the Group, in collaboration with the employees' representatives, launched a new voluntary retirement plan for employees, following which, the Company recorded an expense in an amount of approximately NIS 25 million in the second quarter of 2015, with respect to employees joining this plan (in the second quarter of 2014, the Company recorded an expense in an amount of approximately NIS 39 million in respect of another voluntary retirement plan for employees).

Note 27 - Financing Income and Expenses

Composition

	Year ended December 31,
	2013	2014	2015
	NIS millions	NIS millions	NIS millions
Interest income on deposits	15	6	2
Interest income from installment sale transactions	83	61	47
Net change in fair value of financial assets measured at fair value through profit or loss	20	15	5
Premium amortization	21	18	-
Foreign exchange differences and other	17	-	1
Financing income	156	100	55

Linkage expenses to CPI and interest expenses on long-term liabilities	(385)	(251)	(169)
Net change in fair value of derivatives	(14)	(33)	(32)
Discount amortization	-	-	(22)
Foreign exchange differences and other	(3)	(14)	(9)
Financing expenses	(402)	(298)	(232)
Net financing expenses recognized in profit or loss	(246)	(198)	(177)

Note 28 - Income Tax

A. Details regarding the tax environment of the Group

Corporate tax rate

(a)	Presented hereunder are the tax rates relevant to the Company in the years 2013-2015:

2013 - 25%

2014 - 26.5%

2015 - 26.5%

Current taxes for the reported periods are calculated according to the tax rates presented above.

On January 4, 2016, after the end of the reporting period, the Knesset plenum passed The Law for the Amendment of the Israeli Tax Ordinance (Amendment 216), by which, inter alia, the corporate tax rate would be reduced by 1.5% to a rate of 25% as from 2016.

If the law had been substantively enacted before December 31, 2015, the effect of the change on the financial statements as at December 31, 2015 would have been reflected in a decrease in the deferred tax liabilities in the amount of NIS 14 million and a decrease in the deferred tax assets in the amount of NIS 7 million. The effect of the change in the deferred tax balances would have been recognized against deferred tax income in the amount of NIS 7 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 28 - Income Tax (cont'd)

(b)	On January 12, 2012, Amendment 188 to the Ordinance was issued, by which the Temporary Order was amended so that Standard 29 shall not apply also when determining the taxable income for 2010 and 2011. On July 31, 2014 an amendment no. 202 to the Ordinance was issued, by which the Temporary Order was extended to the 2012 and 2013 tax years, effective retroactively as from January 1, 2012.

B.	Composition of income tax expense (income)

	Year ended December 31,
	2013	2014	2015
	NIS millions	NIS millions	NIS millions

Current tax expense (income)
Current year	128	96	45
Adjustments for prior years, net	(1)	(5)	-
	127	91	45

Deferred tax expense (income)
Creation and reversal of temporary differences	(17)	19	(9)
Change in tax rate	7	-	-
	(10)	19	(9)

Income tax expense	117	110	36

C.	Income tax in respect of other comprehensive income

	Year ended December 31, 2015
	Before tax	Tax benefit	Net of tax
	NIS millions	NIS millions	NIS millions

Other comprehensive loss items	(2)	1	(1)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 28 - Income Tax (cont'd)

C.	Income tax in respect of other comprehensive income (cont'd)

	Year ended December 31, 2014
	Before tax	Tax expenses	Net of tax
	NIS millions	NIS millions	NIS millions

Other comprehensive income items	12	(3)	9

	Year ended December 31, 2013
	Before tax	Tax benefit	Net of tax
	NIS millions	NIS millions	NIS millions

Other comprehensive loss items	(3)	1	(2)

D.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense

	Year ended December 31,
	2013	2014	2015
	NIS millions	NIS millions	NIS millions

Profit before taxes on income	405	464	133
Primary tax rate of the Group	25%	26.5%	26.5%

Tax calculated according to the Group’s primary tax rate	101	123	35

Additional tax (tax saving) in respect of:

Non-deductible expenses	6	3	5
Taxes in respect of previous years	(1)	(5)	-
Effect of change in tax rate	7	-	-
Tax exempt income	(2)	(6)	(1)
Other differences	6	(5)	(3)

Income tax expenses	117	110	36

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 28 - Income Tax (cont'd)

E.	Deferred tax assets and liabilities

(1)	Recognized deferred tax assets and liabilities

Deferred taxes are calculated according to the tax rate anticipated to be in effect on the date of reversal as stated above.

The movement in deferred tax assets and liabilities is attributable to the following items:

	Allowance for doubtful debts	Property, plant and equipment and intangible assets	Hedging transactions	Carry forward tax deductions and losses	Other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Balance of deferred tax asset (liability) as at January 1, 2015	61	(211)	1	11	15	(123)
Changes recognized in profit or loss	(8)	10	-	(3)	10	9
Changes recognized in other comprehensive income	-	-	-	-	-	-

Balance of deferred tax asset (liability) as at December 31, 2015	53	(201)	1	8	25	(114)

Deferred tax asset	53	39	1	8	26	127
Offset of balances						(118)

Deferred tax asset in the consolidated statements of financial position as at December 31, 2015						9

Deferred tax liability	-	(240)	-	-	(1)	(241)
Offset of balances						118

Deferred tax liability in the consolidated statements of financial position as at December 31, 2015						(123)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 28 - Income Tax (cont'd)

E.	Deferred tax assets and liabilities (cont’d)

(1)	Recognized deferred tax assets and liabilities (cont’d)

	Allowance for doubtful debts	Property, plant and equipment and intangible assets	Hedging transactions	Carry forward tax deductions and losses	Other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Balance of deferred tax asset (liability) as at January 1, 2014	73	(205)	5	15	12	(100)
Changes recognized in profit or loss	(12)	(6)	-	(4)	3	(19)
Changes recognized in other comprehensive income	-	-	(4)	-	-	(4)

Balance of deferred tax asset (liability) as at December 31, 2014	61	(211)	1	11	15	(123)

Deferred tax asset	61	36	1	11	18	127
Offset of balances						(110)

Deferred tax asset in the consolidated statements of financial position as at December 31, 2014						17

Deferred tax liability	-	(247)	-	-	(3)	(250)
Offset of balances						110

Deferred tax liability in the consolidated statements of financial position as at December 31, 2014						(140)

(2)	Unrecognized deferred tax liability

As at December 31, 2015 and 2014, a deferred tax liability for temporary differences related to an investment in a subsidiary was not recognized because the decision as to whether to sell the investment rests with the Group and it is satisfied that it will not be sold in the foreseeable future.

F.	Tax assessments

The Company and Netvision have received final tax assessments up to and including the year ended December 31, 2011 (2011 fiscal year).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 29 - Operating Leases

Non-cancelable operating lease rentals are payable as follows:

December 31,
2015
NIS millions
Less than one year	205
Between one and five years	646
More than five years	240
1,091

During the year ended December 31, 2015, NIS 285 million was recognized as expenses in respect of operating leases in the consolidated statements of income (2014 and 2013, NIS 258 million and NIS 276 million, respectively).

Major operating lease and service agreements:

a.	Office buildings and warehouses - there are lease agreements for periods of up to 14 years.

b.	Switching stations- there are lease agreements for switching station locations for periods of up to 18 years.

c.	Cell sites- there are lease agreements for cell sites for periods of up to 21 years.

d.	Service centers, retail stores and stands - there are lease agreements for service and installation centers and stands for periods of up to 13 years.

e.	Motor vehicles - lease for a period of 3 years.

Note 30 - Commitments

1.	The Group has commitments regarding the license it was granted in 1994, most of which are:

a.	Not to pledge any of the assets used to execute the license without the advance consent of the Ministry of Communications.

b.	The Company's shareholders' joint equity, combined with the Company's equity, shall not amount to less than US$ 200 million. Regarding this stipulation, a shareholder holding less than 10% of the rights to the Company's equity is not taken into account.

The Group is in compliance with the above conditions. See also Note 32(5), regarding the change in control in IDB and consequently indirectly in the Company.

2.	As at December 31, 2015, the Group has commitments to purchase equipment for the communications networks, end user equipment, systems and software maintenance, and content and related services, in a total amount of approximately NIS 414 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 30 - Commitments (cont'd)

3.	In September 2014, the Company and Pelephone Communications Ltd, or Pelephone, entered into a co-operation agreement regarding maintenance services for passive elements of cell sites, including unifying passive elements and streamlining costs, through a common contractor. In July 2015, the Israeli Antitrust Commissioner approved the co-operation agreement for a period of ten years under certain conditions. However, the parties have been unable to progress its execution and the Company can provide no assurance that such co-operation will occur in the future.

4.	Between 2003 and 2015, Netvision entered into a number of agreements with Mediterranean Nautilus Ltd. and Mediterranean Nautilus (Israel) Ltd., or collectively Med Nautilus, for the purchase of rights of use of certain telecommunications capacities on Med Nautilus' communications cables, as well as maintenance and operation services relating to these cables. Over the last few years Netvision has increased the capacity purchased for significantly lower prices, as well as reduced maintenance costs. The term of the agreement with respect to capacity purchased from Med Nautilus is in effect until May 2032. Netvision has the option to terminate agreements with respect to parts of the capacity in 2022 and 2027. The remainder of the obligation under all existing agreements as of December 31, 2015 is NIS 204 million.

5.	In February 2015, the Company entered a collective employment agreement with its employees' representatives and the Histadrut (an Israeli union labor) for a term of 3 years (2015-2017). The agreement applies to the Company's and 013 Netvision Ltd.'s (the Company's indirect wholly owned subsidiary) employees, excluding certain managerial and specific positions. The agreement defines employment policy and terms in various aspects, including: minimum wages, annual salary increase, incentives, benefits and other one time or annual payments to the employees, as well as a welfare budget and procedures relating to manning a position, change of place of employment and dismissal, including management and employees' representative respective authority with regards to each. The agreement includes terms, whereby the employees are entitled to participate in the Company's operational income over a certain threshold and enjoy additional payments, under certain conditions. The estimated cost of the agreement over its term is expected to be approximately NIS 200 million, before tax, based on the Group's forcasts. In the first quarter of 2015, the Company has recorded a one-time expense in the amount of approximately NIS 30 million in the statements of income in respect of the agreement.

6.	In May 2015, the Company entered into a loan agreement with two Israeli financial institutions, or Lenders, according to which the Lenders have agreed, subject to certain customary conditions, to provide the Company two deferred loans for the total principal amount of NIS 400 million, without any linkage, as follows:

a.	A loan principal amount of NIS 200 million will be provided to the Company in June 2016, and will bear an annual fixed interest of 4.6%. The loan's principal amount will be payable in four equal annual payments on June 30 of each of the years 2018 through 2021 (inclusive). The interest will be paid in ten semi-annual installments on June 30 and December 31, of each calendar year commencing December 31, 2016 through and including June 30, 2021.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 30 - Commitments (cont'd)

b.	A loan principal amount of NIS 200 million will be provided to the Company in June 2017, and will bear an annual fixed interest of 5.1%. The loan's principal amount will be payable in four equal annual payments on June 30 of each of the years 2019 through 2022 (inclusive). The interest will be paid in ten semi-annual installments on June 30 and December 31, of each calendar year commencing December 31, 2017 through and including June 30, 2022.

Under the agreement, the interest rate may be subject to certain adjustments. Until the provision of the loans, the Company is required to pay the Lenders a commitment fee. The Company may cancel or prepay one or both loans, subject to a certain cancelation fee or prepayment fee, as applicable. The agreement includes standard terms and obligations and also generally includes the negative pledge, limitations on distributions, events of default and financial covenants applicable to the Company's series F through I debentures (which are included in Note 17 to the annual financial statements).

7.	In August 2015, the Company entered into a loan agreement with an Israeli bank, or Lender, according to which the Lender has agreed, subject to certain customary conditions, to provide the Company a deferred loan in a principal amount of NIS 140 million, without any linkage, which will be provided to the Company in December 2016, and will bear an annual fixed interest of 4.9%. The loan's principal amount will be payable in five equal annual payments on June 30 of each of the years 2018 through 2022 (inclusive).

Under the Agreement, the interest rate may be subject to certain adjustments. Until the provision of the loan, the Company is required to pay the Lender a commitment fee and if the Company does not borrow - certain additional fees. The Company may borrow the loan earlier, in which case the repayment shall be earlier and may prepay the loan, subject to a prepayment fee. The agreement also includes certain events which if not approved by the Lender allow the Lender to notify the Company of an acceleration of the repayment of the loan.

The agreement includes standard terms and obligations and also generally includes the negative pledge, limitations on distributions, financial covenants and event of defaults applicable to the Company's series F through I debentures, with certain modifications, including foreclosure, materialization of a pledge, execution actions, receivership and (subject to certain exclusions) sale of assets, in a specified certain lower amount, a failure to operate in a field which is material to the Company's operations and mergers and changes of formation (with more limited exclusions) will trigger an event of default. In case the Company provides stricter financial covenants to another financial institution or debenture holder, those will apply to this agreement as well.

8.	In November 2015, the Company entered an agreement (the "Agreement") with Golan Telecom Ltd., or Golan, and its shareholders for the purchase of 100% of the shares of Golan, an Israeli cellular operator, for the sum of NIS 1.17 billion ("Purchase Price").

The main provisions of the Agreement include:

·	In consideration of 100% of Golan's shares, the Company shall pay Golan's shareholders the Purchase Price, subject to certain receivables and payables adjustments and adjustments due to specified material adverse events with respect to Golan that are specified in the Agreement.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 30 - Commitments (cont'd)

·	Up to NIS 400 million out of the Purchase Price shall be paid in the form of a 5 year mandatorily convertible note issued to the sellers by the Company. The note shall be repaid through the issuance of ordinary shares of the Company, with a value equal to the principal amount of the note (the number of shares to be computed based on the Company's average share trading price in the Tel Aviv Stock Exchange shortly after the closing date, minus a certain discount). The sellers may request conversion or assign the note at any time after the second anniversary of the closing date. Until conversion, the note will entitle its holder to a fixed deferred amount equal to 3.5% of the principal per annum paid semi-annually and other customary adjustments. Upon conversion or maturity, the Company may elect, at its sole discretion, to repay the sellers by the equivalent market value of the shares, rather than issue the shares. Golan's shareholders will receive limited customary registration rights in relation to such shares.

·	Previous network sharing agreements between the Company and Golan, which were subject to the approvals of the Israeli Ministry of communications, or MOC, and the Israeli Antitrust Commissioner, which were not granted, are void. According to a previous agreement between the parties, if the said approvals will not have been granted until December 31, 2015, Golan would have been obligated to pay the Company the difference between the reduced payment it actually paid and the full payment it was required to pay according to the national roaming agreement, for the national roaming services provided and to be provided by the Company to Golan from July 2014 until December 31, 2015. As part of the Agreement, the parties further agreed to postpone the payment date for such difference, which was set to NIS 600 million, until the earlier of the valid termination of the Agreement or the lapse of 12 months from the signing of the Agreement, if no closing is reached by then.

·	Golan shall continue to purchase national roaming services from the Company, until the earlier of the closing date or a certain date specified in the Agreement following its termination date and as of January 2016, shall increase its monthly payment to the Company to approximately NIS 21 million. After closing, the Company shall no longer receive national roaming revenues from Golan.

·	The Agreement contains generally customary representations, covenants, indemnification arrangements, closing conditions and termination terms. Specific closing conditions include the receipt of the approvals of the MOC and the Antitrust Commissioner, and absence of a material adverse change in Golan's condition, as defined in the Agreement. The Agreement can be terminated by either party if closing does not occur until the lapse of 12 months from the Agreement date.

The Company intends to finance the Purchase Price through a combination of equity and debt. The Company expects that in addition to the said NIS 400 million convertible note, it would issue approximately NIS 200 million of equity (which may include a rights offering - for additional details see Note 19, regarding Capital and Reserves) and will finance the remainder from internal sources and debt raising.

There is no assurance that the Agreement shall be approved by the Israeli regulators, nor as to the execution of such a sale.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 31 - Contingent Liabilities

In the ordinary course of business, the Group is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the consolidated financial statements in respect of all lawsuits against the Group amounted to NIS 54 million (see also Note 14, regarding Provisions).

Described hereunder are the outstanding lawsuits against the Group, classified into groups with similar characteristic. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group.

1.	Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly purported class actions, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. As of December 31, 2015, the amounts claimed from the Group by its customers sum up to NIS 23.84 billion (including a class action as detailed below). In addition, there are other purported class actions against the Group, in which the amount claimed has not been quantified if certified as class actions and in respect of which the Group has an additional exposure to the above mentioned. In addition, there are other purported class actions for approximately NIS 2.35 billion, that have been filed against the Group and other defendants together without specifying the amount claimed from the Group, which the Group has an additional exposure to the above mentioned and there are other purported class actions, that have been filed against the Group and other defendants together in which the amount claimed has not been quantified if certified as class actions and in respect of which the Group has an additional exposure to the above mentioned.

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

Of all the consumer purported class actions, in five purported class actions in a total amount estimated by the plaintiffs to be approximately NIS 80 million and in two purported class action for approximately NIS 481 million that has been filed against the Group and other defendant together without specifying the amount claimed from the Group, and in three purported class actions that has been filed against the Group without specifying the amount claimed from the Group, settlement agreements or dismissal arrangements were filed with the court and the procedures are still pending.

Of all the consumer purported class actions, there are five purported class actions for approximately NIS 353 million, and another purported class action, in which the amount claimed has not been quantified if certified, which at this early stage it is not possible to assess their chances of success.

After the end of the reporting period, seven purported class actions against the Group, in the total sum estimated by the plaintiffs to be approximately NIS 360 million, a purported class action for

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 31 - Contingent Liabilities (cont'd)

approximately NIS 139 million, that has been filed against the Group and other defendants together without specifying the amount claimed from the Group and another purported class action against the Group without specifying the amount claimed from the Group, were concluded.

After the end of the reporting period, a purported class action has been filed against the Group in the total sum estimated by the plaintiffs to be approximately NIS 11 million and two purported class actions have been filed against the Group, without specifying the amount claimed from the Group. At this early stage it is not possible to assess their chances of success.

Described hereunder are the outstanding consumer class actions and purported class actions against the Group broken down by amount claimed if the lawsuit is certified as class action, as of December 31, 2015:

Claim amount	Number of claims	Total claims amount (NIS millions)
Up to NIS 100 million	22	517
NIS 100-500 million	8	1,646
Above NIS 1 billion	2	21,675
Unquantified claims	13	-
Up to NIS 1 billion against the Group and other defendants together	5	845
Above NIS 1 billion against the Group and other defendants together	1	1,500
Unquantified claims against the Group and other defendants	2	-

Described hereunder are purported class actions against the Group, in which the amount claimed was NIS 1 billion or more:

1.	During the reporting period, a purported class action in a total amount estimated by the plaintiffs to be approximately NIS 15 billion, if the lawsuit is certified as class action, was filed against the Company, by plaintiffs alleging to be subscribers of the Company, in connection with allegations that the Company unlawfully violated the privacy of its subscribers.

2.	During the reporting period, a purported class action was filed against 013 Netvision Ltd., or Netvision, the Company's wholly owned subsidiary and three other defendants, alleging that another defendant unlawfully sold the other defendants, including Netvision, private data of its customers, which was used by the other defendants to approach such customers with commercial proposals. The amount claimed from each of the defendants allegedly purchasing the data, including Netvision, if the lawsuit is certified as a class action, was estimated by the plaintiff to be NIS 1,000 for each customer whose private data it allegedly purchased and/or each approach made to such customers, the total of which was assessed by the plaintiff to be approximately 1.5 million customers.

3.	During the reporting period, purported class action was filed against the Company and two other defendants, alleging that the defendants unlawfully offer cellular pre-paid calling cards for very high prices by allegedly coordinating such prices among them. The total amount claimed from all defendants, including the Company, if the lawsuit is certified as a class action, was estimated by the plaintiffs to be approximately NIS 13 billion, out of which, based on the data specified in the lawsuit by the plaintiff, an estimated amount of approximately NIS 6.7 billion is claimed from the Company.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 31 - Contingent Liabilities (cont'd)

2.	Environmental claims

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

As of December 31, 2015, there are two purported class actions against the Group in which the original total amounts claimed from the Group were approximately NIS 4.7 billion. In July 2014, the Court dismissed the motion to certify the class actions with prejudice except in respect of three issues that were detailed in settlements of similar class action claims made against Pelephone and Partner and approved by the court, which the Company was willing to adopt as well. These three issues relate to the cellular operators undertaking to provide certain information regarding non-ionizing radiation, sell certain accessories at a discount and conduct certain tests to handsets at certain circumstances, the execution of such undertakings is estimated by the Group in an immaterial amounts to the Group. In October 2014, the plaintiffs filed an appeal in respect of the settlements approved by court with Pelephone and Partner, inter alia, with respect to the tests to be conducted as aforesaid.

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

As of December 31, 2015, the amounts that are claimed from the Group under the said claims total approximately NIS 91 million. In addition, a lawsuit has been filed against the Company and two other cellular operators, for an alleged patent infringement in iPhone handsets, for non-monetary remedies.

Liens and guarantees

As part of issuance of the Series B, F ,G, H and I debentures and deferred loan agreements which the Company entered into, the Company committed not to create liens on its assets, subject to certain exceptions.

The Group has given bank guarantees as follows:

a.	To the Government of Israel (to guarantee performance of the Cellular License) - NIS 80 million.

b.	To the Government of Israel (to guarantee performance of the Licenses of the Group) - NIS 44 million.

c.	To suppliers, government institutions and other - NIS 227 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 32 - Regulation and Legislation

1.	Under an interim order issued by the Supreme Court in September 2010, the Company is unable to rely on the exemption from obtaining a building permit for the construction of radio access devices in cellular networks, other than to replace existing radio access devices in certain conditions, until regulations limiting such reliance are enacted or a different decision by the court is made. In 2015, the Attorney General notified the Israeli Supreme Court that a recommendation to enact regulations setting conditions for the application of the exemption is being considered. The Company requested a certain relaxation of the order and is awaiting the Court's decision.

2.	In May 2012, the Israeli Minister of Communications published a policy document regarding landline wholesale services, which mainly provided for: (1) the creation of an effective wholesale telecommunications access market in Israel, as Bezeq and Hot will allow other operators that do not own an infrastructure, to use their infrastructure in order to provide services to end users; (2) the gradual annulment of the structural separation in the Bezeq and Hot groups and its replacement with an accounting separation and change of the supervision on Bezeq retail tariffs to maximum tariffs rather than the current setting of fixed tariffs , generally depending on the development of a wholesale market and the state of competition in the market, and with relation to television broadcasting services, if there is a reasonable possibility of providing a basic package of television services through the internet by providers without a national landline infrastructure.

In February 2015, the wholesale landline market was formally launched in Israel (through non-automated operation) in regards to internet infrastructure services and in May 2015 the automated stage of the wholesale landline market was effected in regards to internet infrastructure services. Landline telephony service which was to be provided as of May 2015, has not been provided yet and in December 2015 the Ministry of Communications published a hearing for an alternative temporary one year resale telephony service for Bezeq's landline telephony, at substantially higher tariffs than those set for the telephony wholesale service. Further, although the wholesale market was formally applicable to Hot's infrastructure as well, Hot's infrastructure has been effectively excluded from the wholesale market and in January 2016, after the end of the reporting period, the Ministry of Communications published a hearing proposing to set maximum tariffs for Hot's wholesale internet infrastructure services and noting it will not interfere with the tariffs Hot has set for its wholesale telephony service.

In January 2016, after the end of the reporting period, the Ministry of Communications announced its intention to annul Bezeq and Hot's structural separation as part of its plan to ensure massive investment in fiber optics infrastructure in Israel and setting a framework for a wholesale market using such infrastructure.

3.	In May and July 2014, the Ministry of Communications set certain requirements for the approval of network sharing by the Ministry of Communications, including the following principles: (1) sharing of passive elements of cell sites and active sharing of antennas among all cellular operators are encouraged; (2) active sharing of radio networks using shared equipment and frequencies will be allowed only between an operator with a partial 3G network deployment and an operator with a full 3G network deployment, whereas such sharing will not be allowed for two operators with full 3G network deployment; (3) sharing of transmission from cell sites among operators sharing frequencies is generally allowed; (4) investing in a 4G network will be considered as meeting an operator's undertaking to deploy a 3G network under certain conditions; (5) approval of active sharing of radio networks using shared equipment and frequencies shall be for a limited period, only if there are at least three independent cellular networks in Israel, and is conditioned upon certain conditions, including: (i) the obligation to allow other operators to join on terms equal to the terms granted to the sharing operator with the smallest market share; (ii) the obligation to host a Mobile Virtual Network Operator without the other sharing operators' consent; (iii) the shared radio network must be operated through a joint entity held equally by the sharing operators, which entity will be required to obtain a license from the

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 32 - Regulation and Legislation (cont'd)

Ministry of Communications and will use the frequencies allocated to sharing operators; and (iv) the radio elements of the shared network will be held in equal parts by the sharing operators, and each of the sharing operators will have the right to use other sharing operators' passive infrastructure following termination of the agreement.

4.	In January 2015, the Israeli Ministry of Communications completed an 1800MHz frequencies tender, for 4G technologies (such as LTE, LTE Advanced). Participation in the tender was open for all current MNOs, MVNOs and other entities meeting certain condition and bands were awarded to the highest bidders. All existing MNOs and Marathon 018 Ltd., or Marathon, won bands in the tender (the Company was awarded 3MHz , for a period of 10 years, for the sum of NIS 6.5 million per 1MHz) and Marathon is expected to be awarded an MNO license. Under the tender terms, Marathon, Golan and Hot Mobile are eligible for up to 50% discount, 10% discount for each 1% addition to their market share, obtained over the next 5 years.

5.	As a result of a rights offering effected by IDB in February 2015 and the subsequent purchase of IDB shares previously indirectly held by Mr. Ben Moshe, one of IDB's controlling shareholders at the time, by corporations controlled by Mr. Elsztain, the other controlling shareholder in October 2015, the control of IDB and consequently indirectly of the Company, has changed and requires the approval of the Ministry of Communications, including in relation to the Israeli holding requirements included in our communications licenses, since Mr. Elsztain is not an Israeli citizen and resident. The Company has filed a formal request with the Ministry of Communications for its approval of such changes, which includes a request to amend the Company's communications licenses, including with regard to the Israeli holdings requirement in the Company set forth in such licenses and an extension period in order for the Company to comply with the updated provisions (which has not been granted yet). If the Company's request is not granted and some other accommodation is not provided by the Ministry of Communications, the Company may face sanctions, which, according to the terms of the Company's licenses, could include the suspension or revocation of the Company's licenses.

Note 33 - Related Parties

A.	Balance sheet

	December 31,	December 31,
	2014	2015
	NIS millions	NIS millions
Current assets	5	3
Current liabilities	1	-
Long-term liability - debentures (including current maturity)*	136	6

* Debentures balance held by related parties, which includes debentures held for the benefit of the public, through, among others, provident funds, mutual funds and pension funds, as of December 31, 2015 and 2014, is NIS 53 million par value linked to the CPI and NIS 179 million par value linked to the CPI, respectively.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 33 - Related Parties (cont'd)

B.	Transactions with related and interested parties executed in the ordinary course of business at regular commercial terms:

	Year ended December 31,
	2013	2014	2015
	NIS millions	NIS millions	NIS millions
Income:

Revenues	8	12	16

Expenses:

Cost of revenues and other	26	24	25

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

Executive officers also participate in the Group’s share option program (see Note 20, regarding Share-Based Payments).

Key management personnel compensation is comprised of:

	Year ended December 31,
	2013	2014	2015
	NIS millions	NIS millions	NIS millions
Short-term employee benefits	4	3	4
Share-based payments	1	-	1

	5	3	5

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 33 - Related Parties (cont'd)

D.	Agreements with DIC

In October 2006, the Company entered into an agreement with DIC pursuant to which DIC provides the Company with advisory services in the areas of management, finance, business and accountancy. In October 2015, the agreement was amended so that the annual consideration for DIC management services would be equal to the director's fees (both the annual fee and the meeting attendance fee) paid to the Company's external and independent director (which is in the amount of NIS 115,400 per year and NIS 3,470 per meeting, adjusted for changes in the Israeli CPI for December 2007. In 2015, after giving effect to the CPI adjustments, these amounts equaled approximately NIS 135,000 and approximately NIS 4,000, respectively), for each director that DIC nominates or proposes to our Board of Directors, but no more than five directors (replacing the fixed consideration of NIS 2 million (linked to the Israeli Consumer Price Index for June 2006) plus VAT per year, paid to DIC until December 31, 2014). Currently, the Company's Board of directors includes two directors nominated by DIC. This agreement is for a term of one year and is automatically renewed for one-year terms (however the extension thereof after October 2018 requires the approvals of the parties organs according to the Israeli Companies Law), unless either party provides 60 days prior notice to the contrary.