Form 20-F
period 2016-12-31
Cellcom Israel Ltd.
filed 2017-03-20
CIK 1385145

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20–F

	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                          to

OR

	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of December 31, 2016, the Registrant had outstanding 100,604,578 Ordinary Shares, par value NIS 0.01 per share.

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

Unless we indicate otherwise, U.S. dollar translations of the NIS amounts presented in this annual report are translated for the convenience of the reader using the rate of NIS 3.845 to $1.00, the representative rate of exchange as of December 31, 2016 as published by the Bank of Israel. The translation is for the convenience of the reader only, and it does not represent the fair value of the translated assets and liabilities.

Trademarks

We have proprietary rights to trademarks used in this annual report which are important to our business. We have omitted the “®” and “™” designations for certain trademarks, but nonetheless reserve all rights to them. Each trademark, trade name or service mark of any other company appearing in this annual report belongs to its respective holder.

Industry and Market Data

This annual report contains information about our market share, market position and industry data. Unless otherwise indicated, this statistical and other market information is based on statistics prepared by the Ministry of Communications of Israel, Brandman Marketing Research and Consultancy Institute, Sapio Research and Development Pyramid Research and Meida Shivuki C.I (survey institute). Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. We have not independently verified the accuracy of market data and industry forecasts contained in this annual report that were taken or derived from these industry publications.

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

The selected data presented below under the captions “Income Statement Data” and “Balance Sheet Data” for, and as of the end of, each of the years in the five-year period ended December 31, 2016, are derived from the consolidated financial statements of Cellcom Israel Ltd. and subsidiaries,. The consolidated financial statements as of December 31, 2015 and 2016, and for each of the years in the three-year period ended December 31, 2016, and the report thereon, are included elsewhere in this annual report. The selected data should be read in conjunction with the consolidated financial statements, the related notes, and the joint independent registered public accounting firms’ report and the convenience translation of the consolidated financial statements as of and for the year ended December 31, 2016 into U.S. dollars solely for the convenience of the reader.

The information presented below under the caption “Other Data” contains information that partly is not derived from the financial statements.

For your convenience, the following tables also contain U.S. dollar translations of the NIS amounts presented at December 31, 2016, translated using the rate of NIS 3.845 to $1.00, the representative rate of exchange on December 31, 2016 as published by the Bank of Israel.

	Year Ended December 31,
	2012	2013	2014	2015	2016	2016
	(In NIS millions, except where indicated otherwise)					(In US$ millions)
Income Statement Data:
Revenues	5,938	4,927	4,570	4,180	4,027	1,047
Cost of revenues	3,463	2,990	2,727	2,763	2,702	703
Selling and marketing expenses	865	717	672	620	574	149
General and administrative expenses	629	570	463	465	420	109
Other (income) expenses, net	(4)	(1)	46	22	21	6
Operating income	985	651	662	310	310	80
Financing expense, net	259	246	198	177	150	39
Income tax	195	117	110	36	10	2
Net income	531	288	354	97	150	39
Basic earnings per share (in NIS)	5.34	2.89	3.51	0.95	1.47	0.38
Diluted earnings per share (in NIS)	5.33	2.86	3.48	0.95	1.47	0.38
Weighted average ordinary shares used in calculation of basic earnings per share (in shares)	99,481,487	99,495,525	99,924,306	100,589,458	100,604,578	100,604,578
Weighted average ordinary shares used in calculation of diluted earnings per share (in shares)	99,609,722	100,319,724	100,706,282	100,589,530	100,698,306	100,698,306
Balance Sheet Data:
Cash	1,414	1,057	1,158	761	1,240	322
Working capital	1,232	1,082	837	625	1,074	279
Total assets	8,787	7,579	7,240	6,278	6,662	1,733
Total equity	500	710	1,092	1,185	1,340	349

Other Data:
EBITDA(1)	1,753	1,335	1,282	872	858	224
Capital expenditures	537	384	487	396	382	99
Dividends declared per share	1.31	0.85	-	-	-	-
Net cash from operating activities	1,641	1,556	1,557	836	781	203
Net cash used in investing activities	(708)	(344)	(350)	(96)	(364)	(95)
Net cash from (used in) financing activities	(439)	(1,569)	(1,106)	(1,136)	62	16
Cellular Subscribers (in thousands)(2)	3,199	3,092	2,967	2,835	2,801	2,801
Churn rate of cellular subscribers(4)	31.5%	36.8%	44%	42%	42.4%	42.4%
Cellular ARPU (in NIS)(5)	88	78	72	65	63	17
Internet infrastructure - households (end of period) (in thousands)				95	163	163
TV - households (end of period) (in thousands)				63	111	111

(1)	EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net (excluding expense related to employee retirement plans); income tax; depreciation and amortization and share based payments. We present EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our significant debt), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets. EBITDA should not be considered in isolation or as a substitute for operating income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of our profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this annual report, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

The following is a reconciliation of net income to EBITDA:

	Year Ended December 31,
	2012	2013	2014	2015	2016	2016
	(In NIS millions)					(In US$ millions)

Net income	531	288	354	97	150	39
Financing expense, net	259	246	198	177	150	39
Other expenses (income),net (excluding expense related to employee retirement plans);	(4)	(1)	7	(3)	8	2
Taxes on income	195	117	110	36	10	2
Depreciation and amortization	765	676	610	562	534	139
Share based payments	7	9	3	3	6	2
EBITDA	1,753	1,335	1,282	872	858	223

(2)	Cellular subscriber data refers to active subscribers. We use a six-month method of calculating our cellular subscriber base, which means that we deduct subscribers from our subscriber base after six months of no revenue generation and activity on our network by or in relation to the post-paid subscribers, no revenue generating calls or SMS for pre-paid subscribers and no data usage or less than NIS 1 of accumulated revenues for M2M (machine to machine) subscribers. The six-month method is, to the best of our knowledge, consistent with the methodology used by other cellular providers in Israel. In the fourth quarter of 2012 we removed approximately 138,000 M2M subscribers from our subscriber base, following the addition of the above revenue generation criterion for M2M subscribers. This change had an immaterial effect on our ARPU for 2012. In the fourth quarter of 2013, we removed approximately 64,000 subscribers from our subscriber base, following a change to our prepaid subscribers counting mechanism. As a result of such change, we add a prepaid subscriber to our subscribers base only upon charging a prepaid card and remove them from our subscribers base after six months of no revenue generating calls or SMS. Following each of these changes, we have not restated prior subscriber data to conform with this change.

(3)	Internet infrastructure subscribers and TV subscribers refer to active subscribers.

(4)	Churn rate is defined as the total number of voluntary and involuntary permanent deactivations of cellular subscribers in a given period expressed as a percentage of the number of cellular subscribers at the beginning of the period. Involuntary permanent deactivations relate to cellular subscribers who have failed to pay their arrears for the period of six consecutive months. Voluntary permanent deactivations relate to cellular subscribers who terminated their use of our cellular services. Churn rate data is excluding the above mentioned removals of subscribers.

(5)	Average monthly revenue per cellular subscriber (ARPU) is calculated by dividing revenues from cellular services for the period by the average number of cellular subscribers during the period and by dividing the result by the number of months in the period. Revenues from inbound roaming services and hosting services are included even though the number of cellular subscribers in the equation does not include the users of those roaming and hosting services. Inbound roaming services and hosting services are included because ARPU is meant to capture all service revenues generated by a cellular network. Revenues from repair services pursuant to a monthly subscription, or Subscription Repair Services are included because they represent recurring revenues generated by cellular subscribers, but revenues from sales of handsets (which for purposes of this report may include other types of cellular end user equipment, such as tablets), non-subscription repair services carried out on a random basis, or Random Repair Service and other services are not included. We and industry analysts treat ARPU as a key performance indicator of a cellular operator because it is the closest meaningful measure of the contribution to service revenues made by an average subscriber.

We have set out below the calculation of cellular ARPU for each of the periods presented:

	Year Ended December 31,
	2012	2013	2014	2015	2016	2016
	(In NIS millions, except number of subscribers and months)					(In US$ millions)
Revenues	5,938	4,927	4,570	4,180	4,027	1,047
less revenues from equipment sales	1,356	942	1,005	1,048	994	258
less other revenues*	1,125	1,034	941	869	881	229
Revenues used in cellular ARPU calculation	3,457	2,951	2,624	2,263	2,152	559
Average number of cellular subscribers	3,291,843	3,135,857	3,034,946	2,898,987	2,832,407	2,832,407
Months during period	12	12	12	12	12	12
Cellular ARPU (in NIS, per month)	88	78	72	65	63	16

*	Other revenues include revenues from other communications services such as internet, transmission services, local and international landline services and repair services.

Exchange Rate Information

The following table shows, for each of the months indicated, the high and low exchange rates between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:

Month	High (NIS)	Low (NIS)
September 2016	3.786	3.746
October 2016	3.856	3.758
November 2016	3.876	3.799
December 2016	3.867	3.787
January 2017	3.860	3.769
February 2017	3.768	3.659

On March 16, 2017 the daily representative rate of exchange between the NIS and U.S. dollar as published by the Bank of Israel was NIS 3.631 to $1.00.

The following table shows, for periods indicated, the average exchange rate between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar, calculated based on the average of the representative rates of exchange on the last day of each month during the relevant period as published by the Bank of Israel:

Year	Average (NIS)

2012	3.844
2013	3.601
2014	3.593
2015	3.887
2016	3.832

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

A substantial part of our operations is subject to the Israeli Communications Law, 1982, the Israeli Wireless Telegraph Ordinance (New Version), 1972, the regulations promulgated thereunder and the licenses for the provision of different telecommunications services that we received from the Ministry of Communications in accordance with the Communications Law. The interpretation and implementation of the Communications Law, Wireless Telegraph Ordinance and regulations and the provisions of our general licenses, as well as our other licenses, are not certain and subject to change, and disagreements have arisen and may arise in the future between the Ministry of Communications, or MOC, and us. The Communications Law and regulations thereunder grant the Ministry of Communications extensive regulatory and supervisory authority with regard to our activities. The MOC has modified and may modify our licenses without our consent and in a manner that could limit our freedom to conduct our business and harm our results of operations. Frequent changes or changes made or on a timetable we cannot meet, to our licenses and legislation can increase the risk of noncompliance with our licenses or violation of such legislation and our exposure to lawsuits and regulatory sanctions. The MOC has the authority to impose substantial sanctions in the event of a breach of our licenses or the applicable laws and regulations and the authority to revoke them, in case we materially violate their terms.

Our licenses are limited in time and may be extended upon our request to the Ministry of Communications and its confirmation that we have complied with the provisions of our license and the applicable law, have continuously invested in the improvement of our service and network and have demonstrated the ability to do so in the future. Our licenses may not be extended when necessary, or, if extended, the extensions may be granted on terms that are not favorable to us.

Our operations are also subject to the regulatory and supervisory authority of other Israeli regulators which have the authority to impose criminal and administrative sanctions against us.

Further, our business and results of operations could be materially and adversely affected by new legislation and decisions by regulators or the courts that:

·	approve the annulment or further relaxation of the structural separation requirements imposed on the Bezeq communications group, given its monopolistic or duopolistic powers in all areas in which we compete, and also on the Hot communications group (though to a lesser degree, given that Hot already has substantial leniencies despite its monopolistic and duopolistic powers), more so if carried out before an effective landline wholesale market, which includes both telephony and infrastructure, is effected on both Bezeq's and Hot's infrastructure; do not set competition-inducing tariffs with respect to Hot's wholesale services or set other unfavorable regulation with respect to the landline wholesale market. See also "– We face intense competition in all aspects of our business" below and "Item 4. Information on The Company – B. Business Overview "-Competition";

·	award our competitors certain benefits and leniencies not available to us, including through waiving, easing or not enforcing requirements set in their licenses, or not making similar demands or not imposing similar restrictions. See "Item 4. Information on the Company – B. Business Overview – Competition", "– Government Regulations – Cellular Segment” and thereunder: – Mobile Virtual Network Operators" and "– Additional MNOs" and "Government Regulations – Fixed-line Segment " for additional details;

~~·~~	do not renew our licenses or the allocation of our frequencies or limit our usage thereof or demand that we return frequencies allocated to us or not allow us to obtain additional frequencies, as such become necessary;

·	impose new safety or health-related requirements;

·	impose additional restrictions or requirements with respect to the construction and operation of cell sites or the networks, including in relation to site and network sharing or provide leniencies to our competitors;

·	impose restrictions or demand we meet additional requirements on the provision of services or products we provide or regulate or otherwise intervene with the terms under which we advertise, market or provide them to our subscribers, including in respect of existing agreements;

·	allow other operators to provide services previously provided only by us to our subscribers;

·	set higher service standards or costly requirements relating to the service we provide our customers, both in relation to our network quality and coverage and our customer service;

·	impose a stricter policy with respect to privacy protection, such as with regard to data protection, collection, amelioration, segmentation or usage of data, including for commercial activities by us or for the benefit of third parties; and

·	impose regulation on our OTT TV services, including the requirement to finance original productions or imposing unfavorable terms for the usage of the digital terrestrial television (DTT) broadcasting in Israel or applying such regulation to us and not to other OTT TV providers. See "– Item 4. Information on the Company – B. Business Overview – Government Regulations ― Fixed-line Segment – OTT TV".

See “Item 4. Information on the Company – B. Business Overview – Government Regulations ― Cellular Segment – Our Cellular License” and “– Fixed-line Segment - Fixed-Line Licenses”.

If we fail to compensate for lost revenues, increased expenses (objectively or in comparison to our competitors) or additional investments resulting from past or future legislative or regulatory changes with alternative sources of income or otherwise, our results of operations may be materially adversely affected.

We face intense competition in all aspects of our business.

The Israeli telecommunications market is highly competitive in many of its elements, including the cellular and ISP markets. The competition level has increased substantially in recent years, following the entry of additional competitors and regulatory changes alleviating entry barriers and transfer barriers. We entered the TV market through our OTT TV service in December 2014 and the landline infrastructure market, through the landline wholesale market, in the first half of 2015. In the other markets we operate in and specifically in the cellular market, price competition and erosion, high churn rate and high subscriber acquisition costs continue to materially affect our and other mobile network operators', or MNOs', revenues and profitability. The current level of competition in all the markets in which we operate and aggressive price plan offerings by our competitors may continue. See also the "Competition" section under “Item 4. Information on the Company - B. Business Overview","—Competition – Fixed-line Segment– Internet infrastructure and ISP Business" and "– Telephony Business". Should the current level of competition continue, it will continue to materially adversely affect our results of operations. Any of the following developments materializing in our market, may result in increased competition and a further materially reduced profitability for us:

·	our network sharing and hosting agreement with Golan Telecom Ltd., or Golan, or Golan's share purchase agreement with Electra Consumer Products Ltd., or Electra, are not completed, or any other development resulting in the loss of the revenues paid to us by Golan and our inability to compensate for such loss, such as Golan's insolvency and increased efforts by the other operators to recruit Golan's subscribers. For additional details, see "Item 4. Information on the Company – B. Business Overview – Network and Infrastructure – Cellular Segment – Network sharing agreements".

·	tariffs maintained at their current level or decreasing even further, including as part of a bundle.

·	an ineffective landline wholesale market, including due to the de facto exclusion of Hot's infrastructure, the de facto exclusion of telephony wholesale services, services provided not in line with the wholesale market criteria and not enforced by the MOC, unfavorable pricing harming our ability to provide competitive bundles and compete with the Hot and Bezeq groups or further escalation of the competition by Bezeq and Hot, given their dominance in the landline market, more so if the structural limitations on these groups are alleviated before an effective landline wholesale market is in effect. See "Item 4. Information on The Company –B. Business Overview – Government Regulations – Fixed-line Segment – Landline" for additional details.

·	annulment or further relaxation of the structural separation imposed on each of the Bezeq and Hot groups as it will provide the Bezeq and Hot groups a competitive advantage, given their dominance in the landline telephony and infrastructure markets and TV market. See "Item 4. Information on The Company –B. Business Overview – Government Regulations – Fixed-line Segment – Landline" for additional details.

·	entrance of new competitors to any of the markets we operate in, or the entry of existing competitors to additional markets or segments where they are currently not or less active, or as a result of regulatory changes, allowing other operators to provide services currently provided only by us to our subscribers. See "Item 4. Information on The Company –B. Business Overview –– Competition".

·	the deployment or procurement of a widespread landline infrastructure by one of our competitors which currently do not own such infrastructure or its entry into cooperation with an operator which owns such infrastructure, if we do not procure or deploy such infrastructure ourselves or enter into cooperation to use such infrastructure. See "Item 4. Information on the Company –B. Business Overview –– Competition – Fixed-Line Segment".

·	regulatory changes facilitating even further transfer of costumers among operators.

·	the continued increased competition in the handsets market may result in decreased handset sales. See "-We may not be able to maintain current handsets sales revenues and profitability." below and "Item 4. Information on The Company –B. Business Overview – Competition – Cellular Segment" for additional details.

We may not be able to obtain permits to construct and operate cell sites.

We depend on our network of cell sites to maintain and enhance network coverage for our cellular subscribers. We also deploy and operate microwave sites as part of our transmission network. The construction and operation of these various facilities are highly regulated and require us to obtain various consents and permits.

We have experienced difficulties in obtaining some of these consents and permits, particularly in obtaining building permits for cell sites from local planning and building authorities. As of December 31, 2016, we operated a small portion of our cell sites without building permits or applicable exemptions and approximately 33% of our cell sites without building permits in reliance on an exemption from the requirement to obtain a building permit, mainly for radio access devices. Such reliance had been challenged and is awaiting the ruling of the Israeli Supreme Court. Under an interim order issued by the Supreme Court in September 2010, we are unable to rely on the exemption under cellular networks, other than to replace or relocate existing radio access devices under certain conditions, until regulations limiting such reliance are enacted or a different decision by the court is made. In 2017, the Ministry of Finance approved and is in the process of deliberations with other regulators on new draft regulations setting procedures for making changes in existing radio access devices including replacement thereof and for the construction of a limited number of new radio access devices exempt from building permits, but requiring certain municipal procedures. We cannot estimate what the final version of the regulations will be and whether they would alleviate or further burden the current procedures for making changes and constructing new radio access devices. If the regulations are enacted and the final regulations include significant limitations on the ability to make changes to and construct radio access devices based on such exemption, it may adversely affect our existing networks and our networks' build out.

Additionally, District Court rulings adopted a narrower interpretation of 'rooftops' to which the exemption may be applied.

We also rely on the exemption for our rooftop microwave sites and signal amplifiers (known as 'repeaters'). It is unclear whether other types of repeaters require a building permit.

In addition, we may be operating a significant number of our cell sites in a manner that is not fully compatible with the building permits issued for these cell sites, which may, in some cases, also constitute grounds for termination of our lease agreements for those sites or claims for breach of such agreements.

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

Certain proposed amendments to the Non-Ionizing Radiation Law and Regulations and the Planning and Building Law propose setting additional restrictions in relation to the operation of cell sites and other facilities, such as setting larger distance requirements between cell sites locations and residences or certain institutions.

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

Operation of a cell site or other facility without a building permit or operating permit or not in accordance with the permits or other legal requirements may subject us and our officers and directors to criminal, administrative and civil liability, to eviction orders in respect of the cell sites in breach, revocation or suspension of the operating permit, as well as to withholding the grant of operating permits to additional cell sites or demolition orders. As a result, we may be required to relocate cell sites to less favorable locations or stop operation of cell sites.

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

For additional details see “Item 4.B – Business Overview – Government Regulations – Cellular Segment – Permits for Cell Site Construction”.

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

Handsets, accessories and various types of cell sites are known to be sources of non-ionizing radiation emissions and are the subject of an ongoing public debate and concern in Israel, more so after the Israeli Ministry of Health published recommendations to take precautionary measures when using cellular handsets. While, to the best of our knowledge, the handsets that we market comply with the applicable legislation that relate to acceptable “specific absorption rate,” or SAR, levels, we rely on the SAR levels published by the manufacturers of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers’ approvals refer to a prototype handset, we have no information as to the actual level of SAR of the handsets throughout the lifecycle of the handsets, including in the case of handset repair. See also “Item 4. Information on the Company – B. Business Overview – Government Regulations – Cellular Segment – Handsets”. In May 2011, the International Agency for Research on Cancer, an agency of the World Health Organization, or WHO, issued a press release classifying radiofrequency electromagnetic fields as possibly carcinogenic to humans (Group 2B), based on an increased risk for glioma, a malignant type of brain cancer, associated with wireless phone use. Although a later publication by the WHO (June 2011) noted that to that date, no adverse health effects have been established as being caused by mobile phone use and while an increased risk of brain tumors is not established, the increasing use of mobile phones and the lack of data for mobile phone use over time periods longer than 15 years warrant further research of mobile phone use and brain cancer risk, particularly given recent popular use by younger people with potentially longer periods of exposure. In September 2014, the Israeli Ministry of Health updated the possibly carcinogenic to humans elements list on its website, according to the International Agency for Research on Cancer's classification. Moreover, increasing awareness of the possible risks of cellular phones usage, reducing usage thereof and introducing precautionary measures were the subject of several bills in recent years.

Health concerns regarding cell sites have caused us difficulties in obtaining permits for cell site construction and obtaining or renewing leases for cell sites and even resulted in unlawful sabotage of a small number of cell sites and prompted proposed legislation aimed at increasing the minimum distance permitted between cell sites and certain institutions. Formal positions adopted by various Israeli government ministries with respect to radiation safety, include the 2009 position that cell sites constructed pursuant to a building permit are preferable to radio access devices, that 4G services involve some increase in the level of non-ionizing radiation the public will be exposed to and therefore should have limited permitted usage and that utilizing a cellular network to provide advanced services that can be provided through a landline network is not justified in light of the preventive care principle set forth in the Israeli Non-Ionizing Radiation Law.

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

In February 2015, we entered a first collective employment agreement with the Company's employees' representatives and the Histadrut, an Israeli labor union, for a term of 3 years (2015-2017). The agreement defines employment policy and terms in various aspects, including payments to the employees, procedures relating to manning a position, change of place of employment and dismissal, including management's and the employees' representative's respective authority with regards to each. As a result, our day-to-day operations and our ability to execute organizational and personnel changes is more limited, cumbersome, costly and lengthy, as reflected in the voluntary retirement plans carried out in 2014 - 2016, and requires more management attention that would otherwise be available for our ongoing business. In January 2016, the Histradrut announced a labor dispute at the Company with respect to outsourcing and other employment issues. Although to date, we have not suffered any work stoppages or other disruptions to our operation, future disagreements with the employees' representatives, such as during negotiations in relation to the upcoming renewal of the agreement, may trigger such work stoppages or other disruptions to our operation and an adverse impact on our services or customer service, changes may fail to be executed or be executed in a materially different way than planned, resulting in substantially lower savings than expected or requiring materially increased employment costs. Furthermore, the renewed collective agreement may increase our costs even further and place grater limitations on our operations. Increased costs, inability or limited ability to make organizational and personnel changes, as well as work stoppages or other disruption to our operations and limitations on management's discretion, may damage the efficiency and quality of our operations, and may lead to damage to our reputation, increased customer churn, loss of market share and reduced profitability.

We are exposed to, and currently are engaged in, a variety of legal proceedings, including class action lawsuits.

We provide services to millions of subscribers on a daily basis. As a result of the scope and magnitude of our operations, as well as the multitude of pricing plans for stand-alone and bundles of services, the large amount of usage data our information systems need to process and record with relation to our subscribers according to their respective pricing plans, the frequent and multiple changes to our operation and pricing plans due to regulatory changes or in response to the changing conditions in the markets in which we operate, and the involvement of thousands of sales and customer service representatives in the sale process and after sale contacts with our existing or prospective customers - all increasing the risk of discrepancies between a pricing plan and the information processed by our internal information systems occurring or inadequate information provided, despite our continued efforts to the contrary - we are subject to the risk of a large number of lawsuits, including class action suits by consumers and consumer organizations. Such lawsuits are filed with respect to billing and other practices, such as customer care practices, marketing, including mass media marketing as well as sending commercial messages to customers, data collection and usage practices, including for commercial purposes, offering practices of products and services, including third parties' products and services, and practices related to the provision of such services to our customers, such as disclosure requirements. In addition, with respect to practices governed by our licenses or other regulation, we are also subject to the risk of monetary and other regulatory sanctions. See "We operate in a heavily regulated industry, which can harm our results of operations. In recent years, regulation in Israel has materially adversely affected our results" above. These actions are costly to defend and could result in significant judgments against us. Recent years were characterized by a substantial increase in the number of purported class actions filed and approved in Israel in general, and also against us, the greater involvement of consumer organizations (by filing such suits, opposing settlement agreements and advocating the filing of lawsuits) and the Attorney General (opposing settlement agreements). All of this increases our legal exposure and our legal costs in defending against such suits, which as a result may materially and adversely affect our financial results. This trend is expected to continue. In addition to seven class actions approved against us to date, we have entered into several settlement agreements, mostly for immaterial sums, and are currently engaged in dozens of purported class action suits as a defendant, many of which are for substantial amounts. Should these requests to certify lawsuits against us as class actions be approved and succeed, this may have a material adverse effect on our financial results. For a summary of certain material legal proceedings against us, see “Item 8 – Financial Information - A. Consolidated Statements and Other Financial Information –Legal Proceedings”.

Further, predefined damages (set forth in the Consumer Protection Law) for a discrepancy from a customer's pricing plan, remedied after the customer complained, may aggregate to substantial amounts if paid to numerous customers on multiple occasions.

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

Our operations are dependent on a number of complex technological systems, including information systems. Our offering of bundles of cellular and fixed-line services increased the number of complex technological and information systems involved in providing service to our customers and in the billing process of our customers, resulting in some cases in cumbersome procedures, inefficient usage of resources and lack of uniformity. The occurrence of malfunctions in such complex and ever changing and expanding systems is inevitable. In addition, we are in the process of implementing one customer relation management, or CRM, system for both our cellular and fixed-line operations, which may result in larger expenditures than anticipated, require significant management attention that would otherwise be available for our ongoing business, or lead to unforeseen operating difficulties and malfunctions, which may lead to loss of revenues, legal claims and regulatory sanctions. A malfunction in any of our systems which severely impacts our ability to provide products and services to our customers or adequately bill them, may result in loss of revenues to us, may adversely impact our brand and service perception, and expose us to legal claims, all of which may adversely affect our results of operations.

We have experienced, and continue to experience, various forms of cyber attacks on a frequent basis. The unauthorized entry to or disruption of operation of our information systems, including due to cyber attacks, may result in damage to us and our customers. Such damages could include our inability to provide certain services without disruptions, if at all, our inability to bill for services rendered, loss of data to us and our customers or abuse of customers' data, all of which may expose us to legal claims and liabilities. Further, any successful attacks on our customers' information systems, protected by our data security products, may also expose us to legal claims and liability. We do not have insurance coverage for these types of claims.

There are certain restrictions in our licenses relating to the ownership of our shares.

Our cellular license restricts ownership of our ordinary shares and who can serve as our directors, as follows:

·	our founding shareholder, Discount Investment Corporation Ltd., or DIC (or its transferee or transferees, if approved in advance by the Ministry of Communications as “founding shareholders”), must own at least 26% of each of our means of control;

·	Israeli citizens and residents among our founding shareholders (or their approved transferees) must own at least 5% of our outstanding share capital and each of our other means of control;

·	a majority of our directors must be Israeli citizens and residents;

·	at least 10% of our directors must be appointed by Israeli citizens and residents among our founding shareholders; and

·	we are required to have a committee of our Board of Directors that deals with matters relating to state security, which must be comprised of at least four directors (including an external director) having the requisite security clearance by Israel’s General Security Service.

If these requirements are not complied with, we could be found to be in breach of our license and our license could be changed, suspended or revoked.

As a result of a rights offering effected by IDB in February 2015 and the subsequent purchase of IDB shares previously indirectly held by Mr. Ben Moshe, one of IDB's controlling shareholders at the time, by corporations controlled by Mr. Elsztain, the other controlling shareholder, in October 2015, the control of IDB and consequently indirectly of us, has changed and required the approval of the Ministry of Communications, including in relation to the Israeli holding requirements included in our communications licenses since Mr. Elsztain is not an Israeli citizen and resident. In January 2017, the Ministry of Communications approved the transfer of control to corporations controlled by Mr. Elsztain, as well as an amendment to our cellular license, reducing the Israeli holdings requirement to 5% of our outstanding share capital and other means of control and an extension period (subject to certain requirements and ending July 2017) in order for us to comply with the updated provision. If we do not meet the Israeli holding requirement when due, we may face sanctions, which, according to the terms of our licenses, could include the suspension or revocation of our licenses.

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

If our service is to be determined by the Israeli Government to be an “essential service”, the Prime Minister and the Ministry of Communications could impose additional limitations, including a heightened requirement of Israeli ownership of our ordinary shares.

Although our articles of association contain certain provisions that are aimed at reducing the risk that holdings or transfers of our ordinary shares will contravene our license, we cannot entirely control these and other matters required by our license, the violation of which could be a basis for suspending or revoking our license. Our other licenses contain similar restrictions. See also “Item 4. Information on the Company – B. Business Overview – Government Regulations – Cellular Segment – Our Cellular License”.

We may be adversely affected by the significant technological and other changes in the cellular communications industry.

The telecommunications market is known for rapid and significant technological changes and requires ongoing investments in advanced technologies in order to remain competitive. In recent years we have witnessed a growing demand for Internet, content and data through advanced third and fourth generation cellular phones, smartphones, modems, tablets and other devices using cellular data that resulted in a rapid and immense growth of data traffic on cellular networks and required cellular operators to upgrade their networks to accord such demand. Transfer of subscribers to unlimited packages of services and national roaming on our network have contributed to the substantially growing demand for data traffic on our network, as well as to voice and text messages. We estimate that data traffic will continue to rapidly grow in the future. To meet the growing demand for cellular data traffic, we are required, among other things, to continue our investment in our 4G network and the upgrade of our transmission network to allow larger capacity and higher data speed rates. In addition, since in order to provide optimal performance, our LTE network requires additional frequencies to those allocated to us under the LTE frequencies tender (as the Ministry of Communications concluded we can evacuate 12 1800MHz allocated to us for our 2G network, to be used by our LTE network), we have allocated an additional 1800MHz to our LTE network in areas where lower usage of our 2G network, together with advanced and modern equipment and software features, allows such allocation, with negligible adverse effect to our 2G network performance. We will further also enjoy additional 10 1800MHZ should our network sharing agreements with Electra and with Marathon 018 Xfone Ltd., or Xfone, become effective. If those frequencies will not be made available to us, our 4G network will have 15MHz at most (similar to Pelephone's network, unless Pelephone enters a network sharing agreement), whereas Partner and Hot's 4G combined network enjoys 20MHz, which may harm our competitive position. The Ministry of Communications is reviewing the possibility of replacing 850 MHz frequencies with 900 MHz frequencies, which, if effected, will require us to make substantial investments in our networks.

We may not be able to maintain current handsets revenues and profitability.

Handsets sales account for a substantial portion of our revenues and profitability. In recent years additional competitors have entered the handset market and increased the competition in this market. Additional changes to this market, including the entry of additional competitors, changes of distribution channels or customers purchasing habits, new legislation and decisions by regulators or the courts effecting our ability to market handsets or our profitability therefrom, may materially adversely affect our handset sales and profitability. See also "We face intense competition in all aspects of our business." above.

If we cannot obtain or maintain favorable arrangements with foreign telecommunications operators, our services may be less attractive or less profitable.

We rely on agreements with cellular providers outside Israel to provide roaming capabilities to our cellular subscribers in many areas outside Israel. We cannot control or compel the improvement of the quality of the service that they provide and it may be inferior or less advanced than the service that we provide. Some of our competitors may be able to obtain lower roaming rates than we do because they may have larger call volumes or can use more favorable agreements of their overseas affiliates. If our competitors’ providers can deliver a higher quality, more advanced or more cost effective roaming service, then subscribers may migrate to those competitors and our results of operation could be adversely affected, especially if the proposed amendment to our license, allowing other operators to provide roaming services to our subscribers, will be adopted. Favorable roaming arrangements also influence inbound roaming to our network. The entry of additional operators or the abovementioned proposed amendment to our license may increase competition in that respect as well.

In recent years, roaming tariffs for our subscribers have decreased. If roaming tariffs continue to decrease, including as a result of the increasing competition or the changing regulation, this could adversely affect our profitability and results of operations.

We also rely on agreements with foreign carriers to provide international long distance, or ILD, services, as well as our international voice hubbing (providing ILD services to foreign operators) services. The risks detailed above in relation to roaming services, and possible effects of such risks, apply to the ILD and hubbing services as well. See "Item 4. Information on The Company – B. Business Overview – Fixed-line Segment – International long distance calling services".

Our substantial debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability; regulatory change, market terms and our financial results may affect our possibilities to raise debt.

As of December 31, 2016, our total indebtedness was approximately NIS 4,069 million ($1,058 million), with our net debt at approximately NIS 2,547 million ($662 million). For additional details see "Item 5. Operating and Financial Review and Prospects. – B. Liquidity and Capital Resources – General". The indentures governing our debentures currently permit us to incur additional indebtedness (subject in some cases to certain limitations). Our substantial debt could adversely affect our financial condition by, among other things:

·	increasing our vulnerability to adverse economic, industry or business conditions, including increases in the Israeli Consumer Prices Index, or CPI, as approximately NIS 2,226 million ($579 million) is CPI linked

·	limiting our flexibility in planning for, or reacting to, changes in our industry and the economy in general;

·	requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, thus reducing the funds available for operations and future business development, as well as for dividend distribution; and

·	limiting our ability to obtain, or resulting in less favorable terms and pricing for, additional financing to operate, develop and expand our business or for refinancing existing debt.

Israeli institutional investors must follow certain procedures and requirements before investing in non-governmental debentures. As a result, our series F through K indentures include certain limitations and covenants, including a covenant not to issue additional debentures if it involves a rating downgrade, certain financial covenants, negative pledge, cross default, limitation on the distribution of dividends, obligation to pay additional interest in case of certain rating downgrades (which occurred under our series F and G debentures in June 2013). For details regarding such limitations and covenants see "Item 5. Operating and Financial Review and Prospects. – B. Liquidity and Capital Resources – Debt Service". These limitations are expected to apply to any additional debt incurred by us. These procedures, limitations and covenants limit our freedom to conduct our business, may impose additional costs on us and may limit our ability to borrow additional debt from Israeli institutional investors as well as adversely affect the terms and price of such debt raising.

Since 2011, we suffered a significant decrease in our operating results, following certain regulatory changes, intensified competition and price erosion (see "Item 4. Information on the Company – B. Business Overview – Competition"). In May 2012 and in June 2013, the rating of our debentures was downgraded due to increased leverage and competitive pressure. This and any further downgrade in our rating, and any adverse change in our financial results, including any increase in our net leverage (defined in our series F through K indentures and other credit facilities as the ratio of net debt to EBITDA during a period of 12 consecutive months, excluding one-time events), may adversely affect the terms and price of debt raised, particularly through the issuance of debentures to institutional investors. The limitation on the ability of Israeli banks to lend money to us pursuant to the “Guidelines for Sound Bank Administration” issued by the Israeli Supervisor of Banks (as we are a member of IDB’s group of borrowers) may limit our ability to obtain additional financing to operate, develop and expand our business or to refinance existing debt.

See also the law for the promotion of competition and the mitigation of concentration under "Risks Relating to Our Ordinary Shares –Legislation in Israel affecting corporate conglomerates, could adversely affect us" below, which may adversely affect our ability to raise debt from Israeli institutional investors.

Our business results may be affected by currency fluctuations, by our currency hedging positions and by changes in the Israeli Consumer Price Index.

A portion of our cash payments are incurred in, or linked to, foreign currencies, mainly U.S. dollars. In particular, in 2014, 2015 and 2016, payments denominated in, or linked to, foreign currencies, mainly U.S. dollars, represented approximately 20%, 24% and 14%, respectively, of our total cash outflow (including payments of principal and interest on our debentures). These payments included capital expenditures, some cell site rental fees, payments for roaming services and to equipment suppliers, including handset and set-top boxes and payments to content suppliers (for our OTT TV service). As almost all of our cash receipts are in NIS, any devaluation of the NIS against the foreign currencies in which we make payments, particularly the U.S. dollar, will increase the NIS cost of our foreign currency denominated or linked expenses and capital expenditures.

Furthermore, since the principal amount of and interest that we pay on our Series D, F, H and J debentures, are linked to the Israeli CPI, any increase in the Israeli CPI will increase our financing expenses and could adversely affect our results of operations. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service" for details.

We purchase derivative financial instruments in order to hedge part of the foreign currency risks and CPI risks deriving from our operations and indebtedness. Derivatives are initially recognized at fair value. Changes in the fair value of such derivatives are recognized through our income statement upon occurrence. These differences in the derivative instruments' designation could result in fluctuations in our reported net income on a quarterly basis.

We may not be able to fulfill our dividend policy in the future; implementation of our dividend policy will significantly reduce our future cash reserves.

In February 2006, we adopted a dividend policy targeting a payout ratio of at least 75% of our net income in each calendar year, subject to any applicable law, our license and contractual obligations and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. Our series F through K indentures and other credit facilities contain a covenant not to distribute more than 95% of the profits available for distribution according to the Israeli Companies Law, 1999, or the Companies Law, or Profits. Moreover, under such indentures and other credit facilities, if our net leverage (defined as the ratio of net debt to EBITDA during a period of 12 consecutive months, excluding certain one-time events) exceeds 3.5:1, we may not distribute more than 85% of our Profits and if our net leverage exceeds 4.0:1, we may not distribute more than 70% of our Profits. For additional details see "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service". In addition, our license requires that we and our 10% or more shareholders maintain at least $200 million of combined shareholders’ equity. Dividend payments are not guaranteed and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends or to pay dividends at a ratio to net income that is less than that paid in the past. Since the fourth quarter of 2013, our board of directors chose not to declare dividends, given the intensified competition and its adverse effect on our results of operations and in order to strengthen our balance sheet. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy”.

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

We depend upon a small number of suppliers to provide us with key equipment and services. For example, Nokia Networks Israel, or NSN, provides our network system based on LTE technology and GSM/GPRS/EDGE technology, our UMTS/HSPA core system, part of our radio access network and related products and services, and our landline New Generation Network system, or NGN system; LM Ericsson Israel, or LM Ericsson, supplies part of our radio access network and related products and services based on UMTS/HSPA technology and our OTT TV services platform; Alcatel Lucent Israel Ltd., or Alcatel Lucent, and Cisco Systems, Inc., or Cisco provide our Carrier Ethernet network and SDH equipment for our transmission network; and Be’eri Printers provides our printing supplies and invoices as well as the distribution, packaging and delivery of invoices and other mail to the postal service distribution centers. In addition, we lease a small portion of our transmission capacity from Bezeq, the incumbent landline operator. Our OTT TV services are further dependent on the Israeli Second Radio and Television Authority, the authority responsible for linear channels of the digital terrestrial television (DTT) broadcasting in Israel.

We are further dependent on infrastructure providers for our ISP, ILD, landline telephony (using Voice over Broadband, or VOB, technology), broadband infrastructure (using the landline wholesale market) and OTT TV services. Those providers include Mediterranean Nautilus Ltd. and Mediterranean Nautilus (Israel) Ltd., or collectively Med Nautilus, which connects the Israeli internet network to the "entry points" of the global internet network, as well as Israeli telephony, via an underwater communications cable, and Bezeq and Hot, which provide broadband infrastructure in Israel. Since the launch of the landline wholesale market, we are dependent on Bezeq for the provision of our broadband infrastructure services as well. Should an effective telephony service be provided under the wholesale market and the wholesale market effectively apply to Hot as well, we would be dependent on them for such services as well. Bezeq has suffered labor disruptions, stoppages and slowdowns and has breached certain regulatory obligations in the equal provision of wholesale services to its retail customers or refused to provide them at all, and such occurrences may adversely affect us in the future as well. See also "Item 4. Information on The Company – B. Business Overview – Fixed-line Segment".

In addition, our cellular end-user equipment sales have been dominated in recent years by Apple and Samsung products, representing over half of our handset sales. See "Item 4. Information on the Company – B. Business Overview – Cellular Segment – Handsets" for additional details. Altech Multimedia (Pty) Ltd., or Altech, provides our set-top boxes and Vubiquity Management Ltd., or VU, provides us international content and content operation services for our OTT TV services. RGE Group Ltd., or RGE, ONE Sport TV services Ltd., or One, and Charlton Ltd., or Charlton, each provides us with unique sports content.

In general, if these suppliers fail or refuse to provide equipment, content or services to us that meet requisite quality standards or on a timely basis, at unfavorable terms to us or provide our competitors more favorable terms and conditions, or if these suppliers fail to produce successful and desirable products or content when no equivalent alternatives are available or if a regulatory change prevents our OTT TV customers from using the DTT or condition such usage on unfavorable terms or degradation of service quality, we may be unable to provide services or products to our subscribers in an optimal manner until an alternative source, if one is available, can be found or the situation is rectified, which may harm our ability to compete and result in loss of customers and revenues or place our licenses at risk of revocation for failure to satisfy the required service standards and subject us to customers' lawsuits.

Our investment in new businesses involves many risks.

We have invested and expect to continue to invest in exploration and development of new business opportunities in order to extend and complete our capabilities and offerings, such as our OTT TV solution, which we launched in December 2014, and the potential investment or deployment of a wide-spread landline infrastructure, which we are assessing. Such endeavors may involve significant risks and uncertainties, including shift of management attention from our ongoing business, loss of focus of our sales and marketing efforts on our main businesses due to attention given to new businesses, insufficient revenues to offset liabilities assumed and expenses associated with these new investments, adversely affecting our cash flow, especially in businesses that require long term and fixed cost such as for the purchase of content for our OTT TV services, inadequate return of capital on our investments, regulatory changes which may impose additional burdens than planned, inability to effectively compete with incumbent providers or new competitors entering the market, and unidentified issues not discovered in our due diligence of such strategies and offerings, such as unforeseen operating difficulties and large expenditures. Because these new ventures are inherently risky, no assurance can be given that such strategies and offerings will be successful and will not materially adversely affect our reputation, financial condition, and operating results. Moreover, entry into such new ventures may trigger increased competitive pressure by the incumbent providers of competing services on our core business, aiming at preventing our efforts to compete with them at the relevant market, as triggered in December 2014 by Hot after the launch of our OTT TV services and Bezeq's refusal to market our ISP services (in violation of its license) as of the inception of the fixed-line wholesale market (which allowed us to compete with Bezeq in the internet infrastructure market).

We are a member of the IDB group of companies, a large and highly regulated Israeli business group, which may limit our ability to expand our business, to acquire other businesses or raise debt. The effects on us of IDB's financial condition are unclear.

We are an indirect subsidiary of IDB Development Corporation Ltd., or IDB, a large and highly regulated Israeli business group. As of 2013, IDB's financial statements include a note regarding the existence of significant doubts as to its ability to continue as a going concern due in part to its liquidity condition. IDB's and DIC's financial condition could have an adverse effect on our debentures' rating or on the terms of any new debt raised. In addition, pursuant to the “Guidelines for Sound Bank Administration” issued by the Israeli Supervisor of Banks, the amount that an Israeli bank may lend to one group of borrowers and to each of its six largest borrowers is limited. Since we are a member of IDB’s group of borrowers, these guidelines may limit the ability of Israeli banks to lend money to us.

Under the Law for the Promotion of Competition and the Mitigation of Concentration, or the Concentration Law, competitive and control concentration factors, both of a certain market and generally, are to be taken into consideration prior to allocation of rights and granting of licenses or regulatory approvals, especially in public essential infrastructure assets (including in the communications field), by the relevant governmental authorities, to entities considered to be 'concentrated entities'. Being a subsidiary of IDB, we are included in the list of concentrated entities published annually to which such requirements apply. This may adversely affect the renewal of our licenses and allocation of additional frequencies to us, which would have an adverse effect on our business. See also "Risks Relating to Our Ordinary Shares – Legislation in Israel affecting corporate conglomerates, could adversely affect us" below.

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

As of December 31, 2016, DIC held, directly and indirectly, approximately 42.26% of our outstanding share capital and the voting rights in respect of an additional approximately 3.39% of our share capital, pursuant to shareholders agreements among DIC and certain of our minority shareholders. In addition to DIC’s shareholdings and such additional voting rights, it has the right to appoint the 10% of our directors that we are required by our license and articles of association to have appointed by Israeli citizens and residents among our founding shareholders. Accordingly, subject to legal limitations, DIC has control (as the term "control" is defined in the Israeli Securities Law, namely the ability to direct a company's activities) over all matters requiring shareholder approval, including the election and removal of our directors (other than external directors) and the approval of significant corporate transactions. This concentration of ownership could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.

Legislation in Israel affecting corporate conglomerates, could adversely affect us.

The Concentration Law, enacted by the Israeli parliament in December 2013, includes the following: (1) imposes limitations on the holdings by a significant corporation that is not in the financial sector in a significant corporation in the financial sector or the holdings of both kinds of corporations under common control and on the possibility of serving as a director in both a significant non-financial corporation and a significant financial corporation; (2) imposes a two layer limitation on the total number of reporting corporations (layers) in pyramidal structure (for existing pyramidal structures of three layers - after a transition period of six years and of four layers – after a transition period of four years); (3) requires that as of September 2014 and during the said transition period in companies that are third layer and up in a pyramidal structure - the majority of the board of directors be independent, as defined in the Israeli Companies Law, and that the number of external directors be half the number of the company's directors less one (rounded upward) but not less than two; (4) authorizes the Israeli Minister of Finance or bodies authorized by it to set limitations regarding the aggregate credit that may be provided by financial institutions to a corporation or a business group (defined as a controlling shareholder and the corporations under its control); and (5) sets additional procedures including involving the committee of mitigation of concentration designated to take into consideration competitive and control concentration factors prior to any allocation of rights and granting of licenses or regulatory approvals, especially in public essential infrastructure assets (including in the communications field), by the relevant governmental authorities. We are a third layer company in the pyramidal structure of the IDB group and are included in the list of concentrated entities published annually to whom such requirements apply. Accordingly, in September 2014 we changed the composition of our board of directors to accord with the requirements of the Concentration Law, and IDB and DIC have until December 2019 to cause us to cease being a third layer company. IDB and DIC have announced that they are reviewing possible ways to achieve this goal without having to forfeit control of us. There can be no assurance of how or when this would occur, if at all. In addition, the new procedures set in the law in relation to allocation of rights in public assets, could have an adverse effect on our ability to renew our cellular license or receive additional frequencies. The law may also adversely affect our ability to raise debt or other aspects of our business.

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

More generally, any armed conflicts, terrorist activities or political instability in the region would likely negatively affect business conditions and could harm our results of operations, including following termination of such conflicts, due to a decrease in the number of tourists visiting Israel. Such adverse effects may also occur due to the increasing criticism of Israel in the international community. Since the end of 2010 several countries in the region have been experiencing increased political instability which has enabled the development of extremist groups, which could threaten Israeli interests. In addition, Iran has threatened to attack Israel and is suspected to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may affect Israel and us.

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

The Communications Law grants the Prime Minister of Israel the authority, for reasons of state security or public welfare, to order a telecommunications license holder to provide services to security forces, to perform telecommunications activities or to establish a telecommunications facility as may be required for the security forces to carry out their duties. Further, the Israeli Equipment Registration and IDF Mobilization Law, 1987, also permits the registration of engineering equipment and facilities and the taking thereof for the use of the Israel Defense Forces. This law further sets the payment for use and compensation for damages caused to the operator as a result of such taking. Our general license also permits the Israeli Government, during national emergencies or for reasons of national security, to take all necessary actions in order to ensure state security, including taking control of our network, and requires us to cooperate with such actions. If national emergency situations arise in the future and if we are to be subject during such time to any of the foregoing actions, this could adversely affect our ability to operate our business and provide services during such national emergencies and adversely affect our business operations. Our other licenses contain similar restrictions. See also “Item 4. Information on the Company – B. Business Overview – Government Regulations – Cellular Segment – Our Cellular License” and “– Fixed-line Segment – Our Fixed-line Licenses”.

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

Our largest shareholder, DIC, holds approximately 42.26% of our outstanding ordinary shares, as of December 31, 2016. The market price of our ordinary shares could decline as a result of future sales by DIC or other existing shareholders or the perception that these sales could occur. DIC sold approximately 1.7% of our outstanding shares outside the United States in 2013. Sales may be made pursuant to a registration statement, filed with the U.S. Securities and Exchange Commission, or the SEC, pursuant to the terms of a registration rights agreement or otherwise, or in reliance on an exemption from the registration requirements of the Securities Act, including the exemptions provided by Rule 144. Any decline in our share price could also make it difficult for us to raise additional capital by selling shares.

In addition, under our 2006 option plan and 2015 option plan, options are subject to vesting schedules but vesting will be accelerated upon certain events including any sale or other disposition of all, or substantially all, of our outstanding shares. As of December 31, 2016 we had 2,764,334 shares reserved for issuance upon the exercise of options. See "Item 6. Directors, Senior Management and Employment – E. Share Ownership –Share Incentive Plans".

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

DIC, a subsidiary of IDB, currently directly and indirectly holds approximately 42.26% of our share capital and the voting rights in respect of an additional approximately 3.39% of our share capital.

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

In December 2014 and May 2015 we entered the TV and internet infrastructure markets, respectively, which completed our communications offering to include all communications services in Israel.

We hold a general license for the provision of cellular telephone services in Israel, granted by the Ministry of Communications in 1994 and valid until 2022. We also hold three unified general licenses for the provision of fixed-line services, granted by the MOC in 2015 and valid until 2025/2026.

In January 2017 we annulled the 2015 agreement for the purchase of Golan, one of the other four MNO's operating in Israel, after the regulators' refusal to approve it and continuous litigation with Golan due to Golan's repeated breaches of our agreements, including an attempt to renege on its obligation to pay us NIS 600 million plus VAT for past national roaming differences by December 2015 and Golan's violation of its obligation to pay us the agreed consideration for national roaming services. A successful mediation process held pursuant to our liquidation request against Golan, resulted in a mediation agreement between the Company and Golan, followed by Golan entering a share purchase agreement with Electra which simultaneously entered a 3G and 4G network sharing and 2G hosting services agreement with us; the aforementioned annulment of our 2015 purchase agreement of Golan; dismissal of legal actions filed by us and Golan against each other; and an agreement of a reduced monthly payment for national roaming services for a certain period. The mediation agreement further includes arrangements in case the share purchase agreement with Electra is not closed within a certain period, including a continuation of the mediation process and reduced monthly payment for national roaming services to be provided by us for a certain period and the right to resume legal actions, including with relation to the past national roaming payment difference. We cannot estimate what the chances of completion of such agreements are, or the impact of failure to complete such agreements on our ability to collect amounts owed by Golan or to generate future revenues from Golan. A substantial reduction of the future revenues from Golan will have a material adverse effect on our revenues and results of operations.

For details of our network sharing and hosting agreements with Golan and Xfone, see B. Business Overview – Network and Infrastructure – Cellular Segment – Network sharing agreements below.

Principal Capital Expenditures

Our accrual capital expenditure in 2014, 2015 and 2016 amounted to NIS 487 million, NIS 396 million and NIS 382 million, respectively. Accrual capital expenditure is defined as investment in fixed assets and intangible assets, such as spectrum licenses, rights of use of communications lines, cellular networks' enhancement and expansion and development of new products, set-top boxes for our TV services and routers for our landline services.

B.       BUSINESS OVERVIEW

General

We operate in two main segments, “Cellular” and “Fixed-line”. The cellular segment includes the cellular communications services, end user cellular equipment and supplemental services. The fixed-line segment includes landline and long distance telephony services, internet infrastructure and connectivity services, television services, end user fixed-line equipment and supplemental services.

In the year ended December 31, 2016, we generated revenues of NIS 4,027 million ($1,047 million), EBITDA of NIS 858 million ($223 million), and operating income of NIS 310 million ($81 million). See note 1 to the table in “Item 3. Key Information – A. Selected Financial Data” for a definition of EBITDA. See "Item 5. Operating and Financial Review and Prospects. – A. Operating Results – Overview –General".

The following table presents our number of subscribers in our main fields of operation and revenues for each of the last five years:

	Year Ended December 31,
	2012	2013	2014	2015	2016
Cellular subscribers (end of period) (in thousands)(1)	3,199	3,092	2,967	2,835	2,801
Internet infrastructure customers (households )(end of period) (in thousands) (2)	-	-	-	95	163
TV customers (households) (end of period ) (in thousands) (2)	-	-	-	63	111
Revenues (in NIS millions)	5,938	4,927	4,570	4,180	4,027

(1)	Subscriber data refers to active cellular subscribers. We use a six-month method of calculating our cellular subscriber base, which means that we deduct subscribers from our cellular subscriber base after six months of no revenue generation and activity on our network by or in relation to the post-paid subscriber, no revenue generating calls or SMS for pre-paid subscriber and no data usage or less than NIS 1 of accumulated revenues for M2M (machine to machine) subscribers. The six-month method is, to the best of our knowledge, consistent with the methodology used by other cellular providers in Israel. In the fourth quarter of 2012, we removed approximately 138,000 M2M subscribers from our subscriber base, following the addition of the above revenue generation criterion for M2M subscribers. This change had an immaterial effect on our ARPU for 2012. In the fourth quarter of 2013 we removed approximately 64,000 subscribers from our subscribers base, following a change to our prepaid subscribers counting mechanism. As a result of such change, we add a prepaid subscriber to our subscribers base only upon charging a prepaid card and remove them from our subscribers base after six months of no revenue generating calls or SMS. Following each of these changes, we have not restated prior subscriber data to conform to such changes.

(2)	Internet infrastructure and TV were launched in February 2015 and December 2014, respectively. Internet infrastructure subscribers and TV subscribers refer to active subscribers.

For our network sharing and hosting agreements entered in 2016 and 2017, see "– Network and Infrastructure – Cellular Segment – Network sharing agreements."

Services and Products

Cellular Segment

General

We are the largest provider of cellular communications services in Israel based upon number of subscribers and estimated market share as of December 31, 2016. As of December 31, 2016, we provided cellular communications services to approximately 2.801 million subscribers in Israel with an estimated market share of 27.5%. We offer a broad range of cellular services through our 2G, 3G and 4G network. These services include basic cellular telephony services, text and multimedia messaging, advanced cellular content and data services and other value-added services. We also offer international roaming services, a wide selection of handsets from various leading global manufacturers and repair services on most handsets we offer. Not all services are supported by all handsets or by all of our networks.

We offer our cellular subscribers a variety of usage and sector pricing plans and bundles combining cellular services with other communications services our group offers, such as ILD services. We offer two methods of payment: pre-paid and post-paid. Pre-paid services are offered to subscribers who pay for our services prior to obtaining them, usually by purchasing our “Talkman” pre-paid cards or “virtual” Talkman cards. Post-paid services are offered to subscribers who are willing to pay for our services through banking and credit arrangements, such as credit cards and direct debits. Price erosion and the marketing of unlimited packages have resulted in a constant decline in our pre-paid subscriber base. In line with regulation, our pricing plans do not include a commitment to purchase our services for a predefined period, other than in large business agreements.

Basic cellular services

Our principal cellular service is basic cellular telephony and data transfer, upload and download (in supporting handsets). Both are included in our "unlimited packages" price plans. In addition, we offer many other services with enhancements and additional features to our basic cellular telephony service, including voice mail, cellular fax, call waiting, call forwarding, caller identification and conference calling.

Data services can be used with handsets (in supporting models), cellular modems and tablets. We provide our customers with a variety of "internet data packages" for that purpose.

We also offer both an outbound roaming service to our subscribers when traveling outside of Israel and an inbound roaming service to visitors to Israel who can “roam” on our network. As of December 31, 2016, we had commercial roaming relationships with 551 operators in 180 countries based on the standard agreements of the GSM organization (an umbrella organization in which all the cellular operators operating with GSM technology are members). In addition, as of December 31, 2016, we had 3G roaming arrangements with 368 of these operators in 114 countries (some of them for 4G as well), enabling our 3G and 4G roamers to use data services in the respective countries and visiting roamers in Israel of these operators to use our 3G and 4G services, respectively.

Value-added services

In addition to basic cellular telephony and data services, we offer many value-added services, such as SMS and MMS, cloud backup and content services such as "Cellcom Volume" our new upgraded music application and "Cellcom tv" application. SMS is included in our "unlimited packages". We offer those services that we believe are likely to be popular with subscribers and benefit our business. Some of the value-added services that we offer are available only to subscribers who have supporting handset models and some are offered only to business subscribers.

To our business subscribers we also offer multi SMS, M2M, "Double Net" services allowing combined usage of cellular and landline networks in order to insure continuous service, work force management and vehicles management applications. We are constantly considering and evaluating the possibility of introducing additional products and services to our customers. Those include IOT (internet of things) solutions such as "smart city" end-to-end solution trials.

Handsets

We sell a wide selection of handsets (which for purposes of this report may include other types of communications end-user equipment, such as tablets) designed to meet individual preferences. Prices of handsets vary based on handset features and special promotions. We offer a variety of installment plans for handsets and discounts for short term installment plans, although in most cases, handsets are to be paid for in 36 monthly installments. We offer a variety of handsets from world-leading brands such as Apple, LG, Samsung and Sony. The vast majority of our handset sales in 2016 have been by Apple and Samsung. The handset models we sell offer Hebrew language displays in addition to English, Arabic and Russian (in most of the models). We are also required to provide cellular services to subscribers who did not purchase their handsets from us, provided that the handset model complies with the standards set by the Ministry of Communications. For details regarding end user equipment repair services see "Customer Care" below.

We also sell modems and tablets to promote our data services. In addition, we sell added value products to our customers, such as smart watches.

Fixed line Segment

Our main fixed line services include our internet infrastructure (based on the landline wholesale market) and ISP services, OTT TV services, ILD services and landline telephony services. We also offer landline transmission and data services to selected business customers and telecommunications operators, using our approximately 1,800 kilometers of inland fiber-optic infrastructure and complementary microwave links, IP switchboard services and operation and management of business telecommunications systems. Additional services include cloud services and data protection products solutions based on products and services offered by us and by third party vendors.

Internet infrastructure and ISP

We are a major provider of internet connectivity services. Prior to the formation of the landline wholesale market, the Israeli internet market was characterized by a separation between the internet infrastructure providers (mainly Bezeq and Hot) and the internet connectivity service providers. Consequently, the internet customer was required to enter into a contractual arrangement with both types of these providers. The infrastructure provider is responsible for the connection of the customer from his computer or other device to the infrastructure provider's operator. The internet service provider is responsible for providing access to the customer from the infrastructure provider's operator, through its own operator, to the local and global internet network. As of May 2015, following the inception of the landline wholesale market, we (and other operators) provide end-to-end internet service (infrastructure and connectivity) using Bezeq's infrastructure. We sell internet infrastructure services bundled with internet connectivity, as well as with our other services. For details regarding the landline wholesale market see "Business Overview – Competition – Fixed-line Segment – Landline" and "Government Regulation – Fixed-line Segment – Landline" above.

As of December 31, 2016, we provide ISP services to approximately 638,000 households and we estimate our market share to be 25%, and we provide Internet infrastructure services, based on the wholesale landline market, to approximately 163,000 households.

In addition, we offer our internet subscribers value added services, such as data protection services to our private subscribers and connectivity integration solutions and global communications solutions to our business customers, including firewalls, anti-virus and anti-spam software, overseas internet connectivity services and server hosting services. In addition, we provide ISP services that offer the ability to filter the content viewed by the internet users. We are constantly considering and evaluating the possibility of introducing additional products and services to our customers, such as IOT solutions.

OTT TV services

As of December 2014, we also offer OTT-TV services, branded 'Cellcom tv' to private customers. Cellcom tv is an hybrid OTT-DTT TV service provided to the Israeli market. The service includes a set-top box that enables linear channels, including based on the Israeli digital terrestrial television (DTT) broadcasting, and Video on Demand library subscription (SVoD) that can be also accessed by smartphones, tablets, Smart TV and Apple TV (TV anywhere), access to internet video content from selected internet sites, music streaming service and additional advanced features such as personal video recorder, VoD playlist channels, for a highly competitive price. Our VoD catalogue and linear channels offer international and local content from top content suppliers. As of December 31, 2016, we provide OTT TV services to approximately 111,000 households.

ILD services

We are one of the major players in the Israeli ILD market. Our principal service in the ILD market is the provision of outgoing and incoming telephone calls with substantially worldwide coverage. We provide these services mostly to post-paid customers, but also to pre-paid customers mainly through the sale of calling cards. Most of the customers of the pre-paid services are foreign workers who reside in Israel.

In addition, we provide "Hubbing" services to non-Israeli international operators. Hubbing services are bridging services between two non-Israeli international operators. Such services are provided by us where there is no direct connection between two non-Israeli international operators or where pricing differences in different locations make such bridging service desirable.

Landline telephony services

We offer advanced, voice and data landline services to selected business customers. We also offer basic landline telephony services to private customers by VOB technology. Landline telephony service enables an end user to conduct a telephone conversation with another end user who uses either another landline or a cellular telephone or computer, either in Israel or overseas.

We estimate that our current market share in the Israeli landline telephony market is not material.

Networks and Infrastructure

Cellular Segment

General

We have built an extensive, durable and advanced cellular network system, enabling us to offer high-quality services to substantially the entire Israeli populated territory, while using a cost-effective design, utilizing shared components for our networks, where applicable. We seek to satisfy quality standards that are important to our subscribers, such as high voice quality, high data throughput rate, low “blocked call” rate (average rate of call attempts that fail due to insufficient network resources), low “dropped call” rate (average rate of calls that are terminated not in the ordinary course) and deep indoor coverage. Therefore, we have made substantial capital expenditures and expect to continue to make substantial capital expenditures on our network system.

Cellular Infrastructure

Our cellular network has developed over the years since we commenced our operations in 1994.

Our “fourth generation” LTE, or Long Term Evolution technology, was launched in August 2014, offers data throughput of up to 112 Mbps on the downlink path and up to 37 Mbps on the uplink path (voice services are provided through our 3G network). Our LTE network covers most of the population of Israel and in 2017 we intend to continue the deployment of this network in order to enable higher data throughput rate. The average throughput indicator is not set in our license.

Our “third generation” UMTS/HSPA+, or high-speed packet data access, technology, offers full interactive multimedia capabilities with current data rates of up to 42 Mbps on the downlink path and up to 5 Mbps on the uplink path. In 2017 we intend to continue to support the increasing demand for data traffic, while maintaining its quality of services. This network, considered to be a “3.9” technology, uses the same core as our GSM/GPRS/EDGE network and covers substantially all of the populated territory in Israel. Moreover, our UMTS/HSPA+ network supports types of services that require higher throughput and lower delay, such as video conferencing, and provides an adequate fallback for our LTE network by means of smart features and network load sharing.

Our “second generation” GSM/GPRS/EDGE 1800MHz network allows for voice calls, data transmission and multimedia services, although at slower speeds than our LTE and UMTS/HSPA+ networks, and covers substantially all of the populated territory in Israel. Our GSM/GPRS/EDGE technology is an advanced second-generation technology and considered to be a “2.75G” technology. It enables us to deliver multimedia and services at speed rates that are higher than the rates offered through regular “second generation” digital cellular technology. Packet data rates vary from 50 Kbps to 200 Kbps, depending mainly on handset capabilities. In addition, in the case of coverage gaps and for voice services supported by our GSM/GPRS/EDGE technology, the network provides a partial voice fallback for our LTE and UMTS networks. Most of our traffic uses the UMTS/HSPA+ network with a continuous growth of data using our LTE network.

Our primary objective going forward is to continue deploying our LTE network and to continue to support the increasing demand for data traffic of our high speed UMTS/HSPA+ network. At the same time we intend to continue to perform extensive optimization work to provide our subscribers with maximum capability to support video and other broad-bandwidth content. See "Item 3. Risk Factors – We may be adversely affected by significant technological and other changes in the cellular communications industry ".

We provide wire-line connectivity for our cellular network mainly through our independent transmission network (based on our fiber-optic network and complementary microwave infrastructure), in substantially all of the populated territory of Israel. We lease complementary capacity from Bezeq. For additional details regarding our transmission network see "- Fixed-line segment – Fixed-line Infrastructure" below.

Pursuant to the requirements of our license (as well as the licenses of the other telephony service providers in Israel), our cellular network is interconnected, either directly or indirectly, to the networks of all other telephony service providers in Israel. Our network monitoring system provides around-the-clock surveillance of our entire network. The network operations center is equipped with sophisticated systems that constantly monitor the status of all switches and cell sites, identify failures and dispatch technicians to resolve problems. Operations support systems are utilized to monitor system quality and identify devices that fail to meet performance thresholds. These same platforms generate statistics on system performance such as dropped calls, blocked calls and handoff failures. Our network operations center is located in our Netanya headquarters. In addition, we have a duplicate back-up center in a separate location and a disaster recovery plan, or DRP, for all our engineering systems. The DRP also provides our network with additional advantages, including increased capacity and also provides us better durability and resilience. We also adopted a business continuity plan and a disaster recovery plan to ensure our ability to continue our operation in emergency situations in accordance with our license.

Spectrum allocation

Spectrum availability in Israel is limited and is allocated by the Ministry of Communications through a licensing process. We have been allocated 2 bands of 10 MHz in the 850 MHz frequency band previously used by our TDMA network and currently by our UMTS/HSPA base stations, 2 bands of 20 MHz in the 1800 MHz frequency band, 5 - 15 MHz (varying dependent on usage required in different areas), which are used by our LTE network and our GSM/GPRS/EDGE network (varying dependent on usage required in different areas) and 2 bands of 10 MHz in the 2100 MHz frequency band used by our UMTS/HSPA network. We believe that our available spectrum is sufficient for our current needs.

Out of the 20 1800 MHz, 3MHz were allocated to us in August 2015 by the Ministry of Communications for 4G technologies (such as LTE, LTE Advanced). Unlike our other frequencies allocated to us for the duration of our license, these frequencies were awarded to us for a period of 10 years only.

Execution of our network sharing and hosting agreements will provide us with additional 2X10 MHz in the 1800 MHz frequency band and 2X10 MHz in the 2100 MHz frequency band. See "– Network sharing agreements" for additional details.

The Ministry of Communications is reviewing the possibility of replacing 850 MHz frequencies with 900 MHz frequencies, which, if effected, will require us to make substantial investments in our networks.

Cell site construction and licensing

We construct cell sites based on our strategy to expand the geographical coverage and improve the quality of our network and as necessary to replace cell sites that need to be removed. Our acquisition teams survey the area in order to identify the optimal location for the construction of a cell site. In urban areas, this would normally be building rooftops. In rural areas, masts are usually constructed. Our transmission teams also identify the best means of connecting the base station to our network, based on our independent transmission network, either by physical optical fiber, microwave link or Bezeq landlines. Once a preferred site has been identified and the exact equipment configuration for that site decided, we begin the process of obtaining all necessary consents and permits. The construction of cell sites requires building permits from local or regional authorities, or an applicable exemption, as well as a number of additional permits from governmental and regulatory authorities, such as construction and operating permits from the Ministry of Environmental Protection in all cases, permits from the Civil Aviation Authority in most cases and permits from the Israeli Defense Forces in some cases. In special circumstances, additional licenses are required. See “Item 4. Information on the Company – B. Business Overview – Government Regulations – Cellular Segment – Permits for Cell Site Construction.”

Network sharing agreements

In July 2016, we entered a 4G network sharing and 2G and 3G hosting services agreement with Xfone, or the Xfone Agreement, which was awarded 4G frequencies in the 2015 frequencies tender and has not entered the cellular market yet. In January 2017, we entered a 3G and 4G network sharing and 2G hosting services agreement with Electra (which will apply to Golan when owned by Electra), or the Golan Agreement, and Electra simultaneously entered an agreement with Golan and Golan's shareholders to purchase Golan's share capital, or the Share Purchase Agreement by Electra or SPAE.

The main provisions of the Xfone Agreement and the Golan Agreement include the following:

o	Both agreements are preconditioned by the receipt of any required regulatory approval, including from the Antitrust Commissioner and the Ministry of Communications. The Golan Agreement is also conditioned upon the closing of the SPAE (which is also subject to regulatory approvals).

o	Network sharing – the parties will cooperate in the development of a shared network (as applicable), which will use both parties' relevant frequencies, to be operated by a separate, newly created entity, or NewCo, that will be equally owned by the parties. Each of us and the sharing party/parties will hold the active elements of the shared network in equal parts and will grant each other and NewCo an indefeasible right of use, or IRU, in their active elements of the shared network. To that end, the sharing party / parties will purchase and hold equal shares of the active elements of the shared network owned by us prior to a certain date. Future ongoing investments in such active elements will be equally borne by the parties. Each party will purchase and operate its own core network. We will further provide the sharing parties and NewCo an IRU to our passive elements of the shared networks. We will provide services to NewCo as a subcontractor.

o	Hosting services – We will provide Xfone hosting services in relation to our 2G and 3G networks and to Golan hosting services in relation to our 2G network.

o	Term – the agreements are for a term of ten years (the Xfone Agreement - commencing from the earlier of the commercial launch of cellular services by Xfone or 12 months following the receipt of regulatory approvals for the agreement ("the Xfone Agreement Effective Date")), and will be extended for additional periods, unless either party notifies otherwise. The termination of the Golan Agreement prior to the lapse of the first 10 years due to a breach by Golan will entitle us to liquidated damages of NIS 600 million plus VAT.

o	Consideration –

The average annual consideration to be received by us under the Golan Agreement (starting with lower annual payments and increasing over the term) is expected to be in a range of approximately NIS 210-220 million plus VAT, depending on Golan's number of subscribers and their usage of the shared network and our 2G network. Such consideration includes the following components:

▪	its share of the active elements of the existing 3G and 4G network owned by us and minimum future investment by Golan in active elements of the shared network;

▪	IRU to the passive network; and

▪	operating costs of the shared network and the 2G network (both active and passive), to include a fixed component to be borne equally by the parties, subject to certain discount arrangements dependent on the number of Golan's subscribers, and a variable component to be borne by the parties according to the parties' relative usage of data by their respective subscribers.

The consideration for us under the Xfone Agreement includes substantially similar arrangements (mutatis mutandis to its sharing and hosting agreement), but Xfone will be entitled to a discount according to which the said payments for the IRU to the passive elements and its share of the operating costs will be replaced during a period of up to 5 years from the Xfone Agreement Effective Date with a monthly payment per subscriber to us of NIS 25 in the first year, NIS 27.5 in the second year and NIS 30 thereafter, plus VAT, but in any case not less than certain minimum annual amounts (ranging between NIS 20 million in the first year and NIS 110 million in the fifth year).

The agreements include standard stipulations as well as certain arrangements for separation of the parities and adding another sharing party. In addition to standard termination causes, Xfone may terminate its agreement by prior written notice if it decides to cease operating in the cellular market in Israel.

The Golan Agreement includes the following arrangements as well:

▪	Loan – Upon closing of the SPAE, we will lend Golan the sum of NIS 130 million for a period of 10 years to be repaid in 6 semi-annual equal installments beginning in the 8th year of the term (interest and CPI differentials to be accrued and will be paid as of in the 6th year). The loan will be guaranteed by a second degree floating charge on Golan's assets and rights (excluding certain exceptions) or an equivalent guaranty.

▪	Interim Period – The Golan Agreement includes arrangements in relation to a possible interim period commencing upon the closing of the SPAE, if closed prior to the receipt of regulatory approvals of the agreement, and until the closing of the agreement. Those include the continued exclusive purchase of national roaming services by Golan from us, for a consideration equal to that stipulated under the agreement as well as an agreed compensation in the sum of NIS 600 million plus VAT in the event such purchase is stopped other than following closing of the Agreement.

▪	Resolution of the previously reported differences regarding past national roaming payments.

In October 2016, the Israeli Antitrust Commissioner approved the Xfone Agreement, subject to the annulment of a certain provision.

In February and March 2017, we agreed on certain amendments to these agreements including certain immaterial discounts out of the agreements' consideration. We, Xfone and Electra have further entered another agreement, combining the 4G network sharing arrangements of the Xfone agreements and the Electra agreement into one three-way agreement.

In March 2017, the Antitrust Commissioner and the Ministry of Communications approved the Golan Agreement and SPAE.

We cannot estimate the likelihood or timing of Xfone entering the cellular market.

We cannot estimate the likelihood of approval of the Xfone Agreement by the Ministry of Communicatoins and completion of all such agreements, or the impact of failure to complete the Electra/Golan agreements on our ability to collect amounts owed by Golan or to generate future revenues from Golan. A substantial reduction of the future revenues from Golan would have a material adverse effect on our revenues and results of operations.

The 2014 co-operation agreement regarding maintenance services for passive elements of cell sites with Pelephone will not be executed.

Fixed-line Segment

Fixed-line infrastructure

We launched our SDH transmission network in 1999 and it covers substantially all of the populated areas in Israel. We launched our Carrier Ethernet network in 2010 and it covers substantially all of the populated areas in Israel. In 2015 we launched an MBH network intended to support all our cellular traffic. In 2017 we intend to migrate the majority of our cellular sites to this new network.

Our transmission network enables us to provide our customers with telephony and high speed and high quality transmission and data services and provides us with our own wireline connectivity / backhaul services for our cellular and landline network in substantially all of the populated territory of Israel while reducing our need to lease capacity from Bezeq, the incumbent landline operator in Israel.

Our optical transmission network is strategically deployed in order to cover the major portion of Israel’s business parks from Nahariya in the north to Beer Sheva in the south and Afula and Jerusalem in the east, consisting of approximately 1,800 kilometers. The fiber-optic network is monitored by a fault-management system that performs real-time monitoring in order to enable us to provide our subscribers with high quality service. In order to efficiently complete our transmission network’s coverage to substantially the entire country, we use a microwave network as a complementary solution in those areas that are not served by our fiber-optic network. As of December 31, 2016, we had approximately 2,720 microwave links to both our cell sites and our landline and transmission subscribers.

In 2016, we continued to expand our Carrier Ethernet network and our ISP network backbone in Israel and abroad in order to support growing demand for capacity, upgraded the capabilities and capacity of our customer Quality of Experience systems and upgraded and improved the capabilities of our central system for the protection of our network against cyber attacks.

Our internet infrastructure is currently comprised of connectivity sites in two locations in Israel (Haifa and Petah-Tikvah), which provide our customers, through overseas connectivity points in London and Frankfurt, with connectivity to the global internet network. This internet infrastructure contains backup capability in order to ensure continuity of service.

Additional transmission capacity required for our fixed line services to business customers is leased from Bezeq and Hot.

Suppliers

In April 2014, we entered a framework agreement with NSN Israel, of Nokia Networks group, a worldwide leading network manufacturer, for the purchase of an LTE network, which also supports LTE Advanced technology (4.5 generation) and related services. This agreement will also govern the purchase and services provided under our previous agreement with NSN, in relation to our GSM/GPRS and EDGE networks, UMTS core system and a UMTS/HSPA radio access network and related products and services. We have an option to purchase maintenance services on an annual basis until March 2030.

We entered into an agreement with LM Ericsson in September 2005 for the purchase of UMTS radio access network and ancillary products and services and in December 2011 for the purchase of upgraded UMTS /HSPA products and related services. We have an option to purchase additional maintenance services on an annual basis until 2026.

We use Telcordia’s (which was acquired by Ericsson) intelligent platform, or IN, to provide services to our networks, allowing us, at minimal cost, to internally develop sophisticated services with a short time-to-market that are customized to local market requirements. Our IN platform supports all relevant IN protocols, which allows us to provide (subject to applicable roaming agreements) advanced roaming services, including Virtual Home Environment, abbreviated dialing, unified access to voice mail, VPN, local number format from subscribers’ phone book and call screening.

In addition, we have agreements with several Israeli engineering companies for the construction of our cell sites. We also purchase certain network components from other suppliers.

Samsung International Co. Ltd. provides us Samsung handsets and spare parts for such products, under terms, including price of products, agreed between us and Samsung from time to time.

In October 2016, we entered into an agreement with Apple Sales International for the purchase and distribution of iPhone handsets in Israel. Under the terms of the agreement, we have committed to purchase a minimum quantity of iPhone products over a period of three years, which are expected to represent a significant portion of our total cellular handsets purchase amounts over that period.

We have entered into a number of agreements with Mediterranean Nautilus Ltd. and Mediterranean Nautilus (Israel) Ltd., or collectively Med Nautilus, between 2003 and 2016. Med Nautilus is the owner of the communications infrastructure which connects the Israeli internet network to the "entry points" of the global internet network via an underwater communications cable (out of three existing cables, one of them is owned by one of our competitors, Bezeq International). Pursuant to our agreements with Med Nautilus, we purchased rights of use of certain telecommunications capacities on Med Nautilus' communications cables, as well as maintenance and operation services relating to these cables. Over the last few years we have increased the capacity purchased for significantly lower prices, as well as reduced maintenance costs. The term of the agreement with respect to capacity purchased from Med Nautilus is in effect until May 2032. We have the option to terminate agreements with respect to parts of the capacity in 2022 and 2027. The terms of these agreements may be subject to regulatory intervention – see "– Government Regulation – Fixed-line Segment" below.

We have also entered into agreements with Bezeq and Hot, the primary internet infrastructure providers in the Israeli market. We are dependent upon these suppliers since without their infrastructure we would be unable to provide our ISP services to our customers. Due to the increase in customer demand for broadband width in recent years, we are required from time to time to increase the capacity we purchase from Bezeq and Hot. Our internet infrastructure service is dependent on Bezeq and in case we purchase such services from Hot, it will be dependent on Hot as well. The terms of the service are mainly set in the landline wholesale market regulation. For additional details see "Government Regulation – Fixed-line Segment – Wholesale landline market".

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

In February 2015 we entered an agreement with Bynat Communications Computers Ltd., or Bynat, for the purchase and maintenance of an MBH transmission network by Cisco. In the agreement we agreed to purchase maintenance services for a term of 5 years from final acceptance (until 2019), and we may stop purchasing such services subject to the provision of a prior written notice. Thereafter we have an option to purchase maintenance services for a term of 8 years (until 2027).

We entered into an agreement with Nortel Networks Israel (Sales and Marketing) Ltd., or Nortel, in June 2004, for the provision of our international communications switch, on which we base our ability to provide international calling service, as well as related equipment and services. From 2010, Geneband Inc. (which acquired Nortel's relevant business) provides us with support and maintenance services for the equipment provided under this agreement.

We have entered into an agreement with ECI Telecom Ltd. for the provision of transmission switches by ECI Telecom among our various location sites in Israel and overseas, used for our ISP and ILD operations.

Our system for the provision of advanced centrex services based on cloud solutions to our business landline customers, is supplied by Broadsoft Ltd.

Our principal suppliers in the ILD market are Bezeq, Hot and the Israeli cellular operators. We have entered into interconnect agreements with them for facilitating inbound and outbound international traffic to and from their networks, as well as for billing and collection services for our services, for certain customers. Our traffic requires interconnections with these operators and is dependent on their availability and quality.

We have also entered into agreements with more than 100 foreign carriers. These agreements regulate and facilitate our ILD services, as well as our international voice hubbing services. Our traffic requires interconnections with these operators and is dependent on their availability and quality.

In 2011, we entered an agreement with LM Ericsson, for the purchase of our OTT TV services system and ancillary products and services. We have an option to purchase maintenance services on an annual basis until 2018. Our OTT TV service also uses the Israeli DTT infrastructure. The DTT infrastructure may be used freely by our customers.

In June 2015, we entered an agreement with Altech, for the purchase and distribution of set-top boxes and ancillary products and services for our OTT TV services.

In 2013, we entered an agreement with VU, a leading international supplier of multiplatform video services and solutions, for the supply of international video content and content operation and management services for our OTT TV service. Under our agreement with VU, we have committed to pay minimum amounts for such content and services. The Agreement is valid until the end of 2018 and may be terminated by us at the end of 2017, subject to certain conditions; thereafter, it is renewable for additional periods of one year each, unless terminated by either party, subject to prior notice.

In October 2015, January 2016 and December 2016, we entered agreements with RGE, ONE and Charlton, respectively, for the provision of sport channels, in which each of these suppliers holds exclusive broadcasting privileges. Each of the agreements is for a period of 5 to 6 years, during which time we are committed to pay each supplier certain minimum amounts.

We maintain a variety of information systems that enable us to deliver superior customer service while enhancing our internal processes.

In 2010 - 2015, we entered into several agreements with Amdocs (Israel) Limited, or Amdocs, for the provision of operation, maintenance, management and development services for our billing and customer care systems as well as for the development of a new version of our billing system as well as an agreement to replace our current CRM systems. In February 2016, those agreements were consensually terminated by mutual agreement and our billing and CRM systems are supported mostly internally and by Intec. We also use a customer care system provided by PeopleSoft and supported mostly internally, an inventory and suppliers management system by Priority/Eshbel, a financial system by Coda and an infrastructure integrations system by Microsoft BizTalk.

In May 2016, we entered into several agreements aiming to provide us with a comprehensive CRM SAAS solution, on a cloud 'software as a service', or SAAS, basis, which, when completed, will gradually replace all our current CRM systems with one CRM solution. These agreements include the following main agreements:

An agreement with salesforce.com EMEA Limited, or Salesforce, for the provision of Salesfoce's CRM SAAS platform, including various products and services and support for the agreement term.  The agreement is valid until August 2019, and may be terminated by us in April 2018.  We also have an option to renew the agreement for two additional periods of 5 years each under certain terms.

  Two agreements with Vlocity UK Ltd., or Vlocity, as follows: (i) an agreement for the provision of Vlocity's telecom-CRM SAAS solution, based on Salesforce platform, including support for such services for the agreement term. This agreement is valid until November 2019, and may be terminated by us in April 2018; and (ii) an agreement for the development and customization for Salesforce's and Vlocity's CRM solution. This agreement will be valid until the project is completed, and may be terminated by us subject to prior written notice.

We use Nortel’s CTI system for the management of incoming calls to our telephonic call centers.

We also use a knowledge management system relating to our various services and products by Aman, branded "Cellcopedia".

We use ERP solutions provided by SAP. We use a data warehouse based on an Oracle database system and various data mining tools, ETL by Informatica and reports generated by Cognos. The data warehouse contains data on our subscribers’ usage and allows for various analytical segmentation of the data.

Cisco provides us maintenance proactive malfunction detection and consultant services for our IP networks equipment. The agreement is effective until the end of 2019.

We entered into an agreement with Be’eri Printers for our printing supplies and invoices as well as the distribution, packaging and delivery of invoices and other mail to the postal service distribution centers in 2003. The agreement is valid until December 2017 and either party may terminate it earlier, by advanced written notice to the other party.

Sales and Customer Care and Marketing

Sales and customer care

We combine our sales and customer care efforts in order to maximize sales opportunities alongside accessible and quality customer service. As part of our strategy to fully penetrate every part of the Israeli market, we try to make the purchase of our services as easy and as accessible as possible, while making our sales lineup more cost efficient. Our customer service unit is our main channel for preserving the long-term relationship with our subscribers and we invest large resources in the quality of our service to our customers. We focus on customer retention through the provision of quality service and customer care. In order to achieve this goal, we systematically monitor and analyze our subscribers’ preferences, characteristics and trends by developing and analyzing sophisticated databases. In addition, subscribers are encouraged to subscribe to additional value-added and content services as well other communications services, in order to enhance customer satisfaction and increase ARPU, with a specific focus on bundles of services. We offer pricing plans, value-added services, handsets, accessories and related services through a broad network of direct and indirect sales personnel. We design pricing plans and promotional campaigns aimed at attracting new subscribers and enhancing our ability to retain our existing subscribers. We pay our independent dealers commissions on sales, while our direct, employee sales personnel receive base salaries plus performance-based incentives. All of our, and our dealers', sales, customer care representatives and other customer-facing staff go through extensive training prior to commencing their work and thereafter regularly undergo training and review of their performance.

We provide our customer facing representatives with a continually updated database, thus shortening the interaction time required to satisfy the customer’s needs and preventing human errors, and closely monitor the service provided by them in order to assure its quality. We constantly review our performance by reviewing customers applications and conducting surveys among our subscribers in order to ensure their satisfaction with our services and to improve them as necessary. In addition, we constantly apply preventive and preemptive measures aimed at reducing churn.

In our efforts to adjust our costs to new market conditions, we have closed or unified points of sale and service in neighboring locations and reduced or relocated call centers, operating them in a more cost effective fashion, while placing greater focus on self-service channels and proactive malfunction resolution, identifying and solving problems ahead of customer complaint.

Our sales and customer care operation is conducted primarily through the following channels:

Points of sale/Walk-in centers. We distribute our products and services through a broad network of physical points of sale providing us with nationwide coverage of our existing and potential subscriber base.

As of December 31, 2016, we independently operated approximately 28 service and sales centers, with approximately 150 additional sale and service points operated by our dealers (including our wholly owned dealer, Dynamica), covering almost all the populated areas of Israel. These centers provide a walk-in contact channel and offer the entire spectrum of products and services that we provide to our subscribers and potential subscribers (the majority of which are provided in our dealers' sale and service points as well), including handset sales, accessories sales (by Dynamica), upgrades and other services, such as bill payment, pricing plan changes and subscriptions to new services. These stores are mostly located in central and other frequently visited locations to provide our subscribers with easy and convenient access to our products and services. The majority of our walk-in centers offer handset repair service for the more minor malfunctions, whereas for the more major malfunctions and where on-site repair service is not available, our walk-in centers serve as a contact point in which our subscribers deposit their handsets for repair and receive the repaired handset after two business days in the same center or at a location of their choice by a courier, with the repair services conducted in a central lab.

In 2016, we reduced the space of several additional points of sale, and we may continue to do so in 2017.

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

Telephonic sales/Call centers. Telephonic sales efforts target existing and potential subscribers who are interested in buying or upgrading handsets and services. Our sales representatives (both in-house and outsourced) offer our customers a variety of products and services, both in proactive and reactive interactions. In order to provide quick and efficient responses to the different needs of our various subscribers, our call-center services are divided into several sub-centers: general services; technical services; billing; sales; international roaming; and data and internet. We are constantly reviewing the effectiveness of our service and as of 2014 we also operate a multi-function call center providing all our services. The call center services are provided in four languages: Hebrew, Arabic, English and Russian. We currently operate call centers in nine locations throughout Israel, four of which are outsourced. In 2016, we witnessed an additional decrease in calls to our calls centers. During peak hours our call centers have the capability to respond to 600 customer calls simultaneously. We are making efforts to reduce the number of calls to our call centers by offering simple price plans and promoting our self-service channels.

Account managers. Our direct sales force for our business customers maintains regular contact with our mid-sized and large accounts, focusing on sales of products and services, customer retention and tailor-made solutions for the specific needs of such customers. We provide small and mid-sized business customers one focal point to both sales and services by phone. Our account managers are aided by our various back office experts in determining customers' needs and making suitable offers. We offer our business customers handsets repair services by a dispatch service, during which time, the customer is provided with a substitute handset, free of charge. Sales to larger business customers or governmental and local authorities sometimes involve participation in the customer's tender process.

Online sales/Self service. We offer our customers the ability to purchase our products and services through our internet site and our smartphone application. We provide our subscribers and potential subscribers with various self-service channels, such as interactive voice response, or IVR, internet site and our smartphone application, automatic and live chat and live sms chat, facebook chat and mobile phone application, where they can receive general and specific information, including pricing plans, account balance, information regarding our various services and products and trouble shooting and handset-operation. We invest efforts in directing our customers toward self-service channels. We have established a dedicated internet site for the marketing and sales our OTT TV service.

Customer service for our OTT TV and internet infrastructure market services are provided also through technicians providing services at the customers' homes.

All of our sales and service channels are monitored and analyzed regularly in order to assure the quality of our services and to identify areas where we can improve.

We constantly invest time and efforts making our services compatible to persons with disabilities, including as required by law. We provide customers with disabilities convenient accessibility to our premises and adapted services, including free dispatch services, text to speech services as well as support services through chat. We work closely with Accessibility Israel, a leading Israeli non-profit organization advancing accessibility for persons with disabilities in Israel, and train our representatives to provide accessible service to all our customers.

Marketing

Our marketing strategy emphasizes our position as a communications group and cellular market leader, our value for money and our provision of a comprehensive solution for our customers' communication needs, by offering services bundles for families and for the office for small and mid-sized businesses. We believe the provision of bundles and triple play packages of our services strengthen loyalty and increase customer satisfaction. We aim to provide our customers with a comprehensive quality experience through the various means of communications that they use, including their mobile handset, tablet and laptop. Alongside our focus on packages for a fixed sum, we have substantially reduced the number of calling plans available to our customers, thus reducing our back office operation.

From surveys that we conduct from time to time, we learn that subscribers base their choice of communications provider primarily on the following parameters: the services included in the bundle; perceived price of services and handsets; level of customer service; perceived quality of the network; general brand perception; with regards to the cellular provider - selection of handsets and their compatibility with their needs and with regards to the TV service provider – the quality and variety of content. Our marketing activities take into consideration these parameters and we invest efforts to preserve our subscriber base and attract new subscribers.

We leverage our extensive interactions with our customers to provide the requested services and also to cross- and up-sell cellular and fixed line products and services according to customer needs, usage trends and profitability, mostly by using advanced CRM models, to increase customer satisfaction, loyalty and revenues.

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

Cellcom was ranked by Globes as the leading and strongest brand of Israel’s cellular market in 2016 for the sixth year in a row, and 'Cellcom tv' was chosen as the 2015 winning launch, both by Israel's marketing association and in a poll taken among Israel's leading marketing VPs. We believe that our strong brand recognition gives us the high level of market exposure required to help us achieve our business objectives.

Competition

Competition – General

The principal competitive factors in the telecommunications market include the services included in the bundle, perceived price, general brand perception and customer service.

In response to the enhanced competition in the Israeli telecommunications market, we have implemented various steps and strategies, including:

·	identifying new opportunities to maximize our advantages as a communications group, such as our successfully launched television over the internet services, internet infrastructure services through the landline wholesale services and IOT;

·	focusing on the offering of bundles of services, as it strengthens customer retention and on enlarging customer purchases from us;

·	entering network sharing and hosting agreements with Golan (to go into effect when owned by Electra) and Xfone, which will facilitate a more efficient cost structure in relation to our networks and operations thereof and investments therein;

·	investing in our network to ensure our ability to offer quality and advanced cellular and fixed line services, including in our 4G network, and providing our customers with advanced services; and

·	taking aggressive efficiency measures through adjustments to our existing head count, reducing overhead expenses and improving work processes, in order to reduce costs and improve our agility.

Our ability to compete successfully will depend, in part, on our ability to anticipate and respond to trends and events affecting the industry, including the introduction of new services and technologies, changes in consumer preferences, demographic trends, economic conditions, pricing strategies of competitors and changes to the legal and regulatory environment.

Competition may intensify further as a result of the occurrence of any of the events described under “Item 3. Key Information – D. Risk Factors – Risks Related to our Business – We face intense competition in all aspects of our business.”

Communications groups and structural separation

The Israeli telecommunications market is currently dominated by four communications groups: Bezeq, Hot, Partner-012 Smile and Cellcom. Each of the Bezeq and Hot groups are subject to certain structural separation requirements in relation to sale of bundles of services by each of them and their respective subsidiaries, as a result of being the incumbent and monopoly in their respective core business – landline and multichannel television services. Those requirements include that some of the services in the Bezeq bundle would be available for sale separately under the same terms as in the bundle, and the requirement that Bezeq allows its competitors to participate in a similar bundle (if it includes ISP, VOB or ILD services) under the same terms and equally markets such bundles as its own bundle (though the second requirement does not apply to the sale of the bundle by a subsidiary of Bezeq). The same requirements apply to Hot in the case of bundles that include ISP services, with respect to the ISP service component of the bundle.

In addition to certain relaxation of the structural separation imposed on the Bezeq group as of 2010, allowing it to offer bundles of services with its subsidiaries, in 2015, Bezeq merged with Yes, Bezeq's subsidiary providing multichannel pay-TV, under certain conditions (detailed under "-Fixed line Segment – Television services" below). Although the Hot group is also subject to structural separation limitations between its multi-channel television, ISP, cellular and landline services, it was allowed to offer a bundle of landline telephony, multichannel television and internet infrastructure services and under certain conditions ISP services as well, and Hot and Hot Mobile are also allowed to sell and market each other's services and exchange information. In January 2016 the Ministry of Communications announced its intention to annul Bezeq and Hot's structural separation as part of its plan to ensure massive investment in fiber optics infrastructure in Israel and in December 2016 the Ministry of Communication informed Bezeq that it intends to hold a public hearing regarding a possible annulment of the corporate separation and thereafter the structural separation in the Bezeq group and Bezeq has already announced the commencement of a full merger process with Yes, including full integration of Yes into Bezeq. We believe the annulment of corporate and structural separation for Bezeq and Hot will adversely affect our competitive standing, especially if it is effected before a complete and effective wholesale landline market is in place.

Any changes to the structural separation limitations in the Bezeq and Hot groups and the supervision over Bezeq's tariffs, or anti-competitive behavior if not prevented by the regulators could adversely affect our ability to compete with Bezeq and Hot in general and may have a material adverse effect on our results of operation.

Cellular Segment

There is intense competition in all aspects of the cellular communications market in Israel, with a penetration rate (the ratio of cellular subscribers to the Israeli population) of approximately 119%, representing approximately 10.2 million cellular subscribers at December 31, 2016, and the average annual churn rate in Israel in 2016 is estimated to be 36%, higher than the churn rates in other developed economies. We expect this intensified competition to continue in the future. We currently compete for market and revenue share with eight other cellular communications operators: four MNOs (Partner, Pelephone, Hot Mobile and Golan) and four MVNOs (Rami Levy Hashikma Communications Marketing Ltd., or Rami Levy, Home Cellular Ltd. (whose operations we have purchased, pending requisite approvals), or Home Cellular, Azi Communications Ltd., or Azi, and Cellact Communications Ltd., or Cellact). Xfone won frequencies in the 2015 4G frequencies tender but hasn't entered the market yet. For details of our network sharing and hosting agreements with Golan (to go into effect when owned by Electra) and Xfone see "– Network and Infrastructure – Cellular Segment – Network sharing agreements" above.

Our estimated market share based on number of subscribers was approximately 27.5% as of December 31, 2016. The market shares at such time of Partner, Pelephone, Hot Mobile and Golan were estimated to be approximately 26%, 23%, 13.8% and 7.8%, respectively, and the MVNOs' collective market share was estimated to be 1.9%. These estimates are based on the public reports of other operators and our estimate of the market share of the operators who do not publish reports.

Hot Mobile and Golan commenced their UMTS operation in May 2012. Rami Levy, Home Cellular, Azi and Cellact, all MVNOs, commenced operations in December 2011 - December 2013.

Partner started operations in 1998 and is controlled by S.B. Israel Telecom Ltd. (indirectly controlled by the media entrepreneur Haim Saban). In March 2011, Partner purchased the outstanding shares of 012 Smile Telecom Ltd., or Smile Telelcom, an ISP and ILD operator, now also serving as Partner's cellular low cost brand dealer, and in 2015, its network sharing agreement with Hot Mobile was approved and the two companies began joint operation through a joint subsidiary.

Pelephone is a wholly-owned subsidiary of Bezeq, and started operations in 1986. As of January 2015, its low cost brand services are sold by another subsidiary of Bezeq – Walla Communications Ltd., an internet portal. Bezeq is controlled by B Communications Ltd., or B Communications,. B Communications is an Israeli company traded on the NASDAQ and the TASE and controlled by the Israeli businessman Shaul Alovich.

Hot Mobile (previously named Mirs Communications Ltd.) had its license upgraded from push-to-talk to a cellular license in February 2001. In mid-2012 it began its UMTS operation. Hot Mobile is owned by Hot, which is owned by the French businessman Mr. Patrick Derhy. In 2015, its network sharing agreement with Partner was approved and the two companies began joint operation through a joint subsidiary.

Golan is owned by Xavier Niel, founder and controlling shareholder of the French telecom company Iliad - Free, Patrick and Gerard Pariente, founders and former owners of Naf Naf, a European fashion brand, Michael Golan, the CEO of Golan and former CEO of the French telecom company Iliad – Free, and David Golan. Golan began to operate in mid-2012. In January 2017, Golan and its shareholders entered a share purchase agreement with Electra for the purchase of Golan and Golan entered a network sharing and hosting agreement with us (to go into effect when Golan is owned by Electra). Both agreements are subject to regulatory approvals as described under "-Network and Infrastructure – Cellular Segment – Network sharing agreements" above.

Rami Levy is a subsidiary of a major Israeli discount supermarket chain. Home Cellular is a subsidiary of a leading 'do it yourself' stores chain. Azi is owned by Telzar, an ILD operator. Cellact is owned by Cellact Ltd., a content provider.

The competition in the cellular communications market intensified following the entry of additional cellular operators to the market, specifically the launch of two new UMTS operations by Hot Mobile and Golan in mid 2012, without having to first invest in building their own network, with significantly lower tariffs than market level at that time for private customers. This has led to a material increase in churn rate and accelerated and continuous price erosion for both private and business customers and a material decrease in revenues and profitability for us.

Handsets

In the handsets market, we compete with numerous vendors, chain stores and importers' stores. Regulatory decisions in recent years alleviating the regulatory requirements on the import to and sale of handsets in Israel, coupled with regulatory decisions preventing cellular operators from linking handsets sale and cellular services, led to the entry of additional competitors into the market, significantly increased competition and decreased sales for us. See "Item 4. Information on The Company – Government Regulations – Cellular Segment – Tariff Supervision" for additional details. That, coupled with the growing change in the business market where corporations no longer purchase cellular services for their employees from a designated operator but rather allow each employee to purchase his or her own device and obtain cellular services from their operator of choice, known as the "bring your own device" phenomenon, may further increase the competition in this market.

Fixed-line Segment

The only groups having their own landline infrastructure in Israel are Bezeq and Hot. In June 2016, Partner announced that it intends to deploy a nation-wide landline infrastructure and we are assessing the possibility of investing in IBC (a company owned by the Israeli Electric Company, or IEC, and an international group led by Via Europa) or deploying our own wide-spread landline infrastructure. A landline wholesale market was formally launched in Israel in 2015. See "-Government Regulations – Fixed-line Segment – Wholesale Landline Market" below. An effective wholesale landline market, specifically one including both Bezeq's and Hot's infrastructure and providing both telephony and infrastructure services, will enhance our ability to compete and extend our service offering. However, the intended annulment or substantial alleviation of corporate or structural separation and Bezeq's tariffs supervision, may have a material adverse effect on our competitive capabilities and results of operation, especially if effected before an effective wholesale market is in place. Further, the entry of new competitors to the fixed-line market, through the wholesale market, has increased competition in the fixed-line market and may trigger further escalation in the competition in other markets in which we operate.

Internet Infrastructure and ISP Business

The two main internet infrastructure providers for the private sector in Israel and the only groups having their own landline infrastructure and offering internet infrastructure services to both ISPs and end-users are Bezeq and Hot. Bezeq is also providing internet infrastructure services to operators that do not own their own infrastructure under the landline wholesale market, who, in turn, provide this service to the end customer. In 2014, a third competitor - IBC commenced deployment of its infrastructure and the provision of broadband services in selected areas, reportedly through agreements entered with some of the smaller ISPs. IBC's licenses allows the provision of broadband infrastructure services on the IEC's optic fibers infrastructure to other licenses holders as well as directly to large business customers. In 2016, IBC's shareholders announced their intention to raise capital by inserting additional investors. We are reviewing the possibility of investing in IBC.

As of September 30, 2016, internet infrastructure services are provided by Bezeq and Hot to approximately 1.19 million and 700,000 households in Israel, respectively, with an immaterial quantity by IBC. As of the first half of 2015, internet infrastructure services are provided by other operators, including us, through the landline wholesale market, using Bezeq's infrastructure. Based on Bezeq and Hot reports, at the end of September 2016, the Internet infrastructure services household penetration rate was approximately 93%. We bundle this service with our ISP service and also as part of our triple play offering. As of December 31, 2016, we had approximately 163,000 households subscribed to our internet infrastructure services.

In January 2016, the Ministry of Communications published a hearing proposing maximum tariffs for Hot's wholesale internet infrastructure services. Effective inclusion of Hot's infrastructure in the wholesale market may increase the amount of potential subscribers to our triple play and bundle offerings. For the details regarding a wholesale landline market in Israel see "– Government Regulations – Fixed-line Segment – Wholesale Landline Market" below".

Internet connectivity access (ISP) is currently provided by three major ISPs: us, Bezeq International, Smile Telecom (a subsidiary of Partner), and some other smaller players including Hotnet (a subsidiary of Hot) and Xfone Communications Ltd. As of December 31, 2016, we provide ISP services to approximately 638,000 households and we estimate our market share to be 25% and the market shares of Bezeq International and Smile Telecom to be 40% and 23%, respectively.

The Israeli ISP market is highly competitive and saturated and is characterized by relatively low entry barriers. Competition among the various players concentrates mainly on the ability to offer high speeds of internet connection and on pricing. Although the provision of ISP services requires obtaining a license from the Ministry of Communications, the Ministry's policy is liberal in granting ISP licenses (and more recently unified licenses, which allow the provision of ISP services to any holder of such license, subject to the inclusion of an ISP appendix). As a result, as of the date of this report, there are a few dozen holders of ISP licenses (or unified license allowing the provision of ISP services) in Israel, though most of them do not hold significant market shares. Due to substantial penetration costs and the other ongoing costs of operating ISP service, profitability in the ISP market usually requires creation of a broad customer base and the ability to sell added value products and high speed packages to the customers.

The entry of Hot (through its subsidiary Hotnet) into the ISP market at tariffs significantly lower than market prices in 2012, the subsequent entry of cellular operators into that market in 2013, the offering of bundles of services and the aggressive campaigns of both Bezeq and Hot offering substantially higher bandwidth for lower tariffs to end-users, resulted in a substantial decrease in ISP service prices and led to increased demand for greater bandwidth, which required us to increase the capacity we purchase from Bezeq and Hot. Further, the offering of bundles of internet infrastructure and ISP using the wholesale market increased the competition in this field, resulting in loss of some of our ISP customers. Bezeq's continued breach of its obligation to market our ISP services when proposing an internet infrastructure and ISP bundle, has also resulted in a substantial loss of ISP customers. If competition remains at current levels and the regulatory environment remains unchanged, this trend is expected to continue to have a material adverse effect on our results of operations.

Global internet connectivity is provided by three underwater cables. The main provider, which also provides us with global internet connectivity, is Med Nautilus, with another one owned by the Bezeq group. The deployment of the second and third underwater cables in 2011 and 2012 led to a substantial decrease in the pricing of the global internet connectivity services provided to Israeli ISPs.

In addition, should the IBC infrastructure be available (which currently cannot be assured), this would improve our competitiveness in the ISP and internet infrastructure markets as this is likely to reduce our dependency on Bezeq and Hot as internet infrastructure providers.

For additional details see “Item 3. Key Information – D. Risk Factors – Risks Related to our Business – We face intense competition in all aspects of our business".

Television services

Multichannel pay-TV services are dominated by Hot (the incumbent TV provider and monopoly in this field) and YES (a subsidiary of Bezeq) with approximately 816,000 and 618,000 households, respectively, as of September 30, 2016. The multichannel pay-TV market is also highly penetrated with levels above those of most developed economies. We successfully entered this market in December 2014, using an hybrid OTT-DTT television service, with approximately 111,000 households subscribed to our Cellcom tv services as of December 31, 2016. DTT broadcasting may be used by additional players as well, to be bundled with additional IPTV or Over the Top (OTT) channels, as we do. Partner announced it will be entering the TV market in the first half of 2017, and in 2016, Netflix and Amazon Prime, American internet based VOD content providers, opened their services to viewers in Israel, and are providing a complementary service to the existing competitors' content.

In March 2014, the Israeli Antitrust Commissioner, aiming to facilitate the entry of new competitors to the TV market by reducing entry barriers, published the following requirements as a precondition for the approval of any merger in the Bezeq group: (1) Bezeq to generally not bill ISPs for TV related internet infrastructure services, annul and not engage in any non-original production exclusivity arrangements; and (2) Bezeq / Yes to allow new TV service providers to purchase certain original production of Bezeq for two years from the approval of the merger. The Bezeq –Yes legal merger was completed in 2015.

ILD services

We are a major service provider in the Israeli ILD market. As of the date of this report, there are several ILD operators in the Israeli market. Our main competitors in this market are Bezeq (through its wholly-owned subsidiary Bezeq International) and Partner (through its wholly-owned subsidiary Smile Telecom). Additional competitors include Xfone, Telzar International Communications Services Ltd., Rami Levy, Golan and Hot, through wholly-owned subsidiaries or affiliates. At the end of September 2016, our market share in the ILD market is estimated to be approximately 20%, with Bezeq International, Smile Telecom and Hot holding 35%, 24% and 12% market shares, respectively.

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

Regulatory changes in the telephony market such as the inclusion of ILD services in unlimited bundles offered by cellular and landline operators, have increased competition further. In addition, in recent years the use of alternative telecommunications technologies such as voice-over-IP has resulted in downsizing of the telephony market, especially the ILD services revenues. This trend is expected to continue in the future at a more moderate pace. This trend together with the offering of ILD services for no additional cost in bundles of cellular and landline telephony services, has resulted in a continual decline in revenues from traditional ILD services. The adoption of proposed changes to ILD regulation, which includes the provision of ILD services by landline operators and cellular operators themselves and not through a separate company, as required today, would increase the competition in the ILD market and may adversely affect our results of operations. See "– Government Regulation – Fixed-line Segment – International long distance calling services" below.

Landline telephony

The Israeli landline telephony market has been dominated for many years by Bezeq, the incumbent landline monopoly, which held as of March 31, 2016 (according to the Ministry of Communications report) approximately 2/3 of the landline telephony market (and an even larger market share in the business landline telephony sector(. Hot, the incumbent TV monopoly, and second entrant to this market, was allowed to bundle its landline service together with its internet infrastructure and its multi-channel television service. Other players include us, Partner-Smile Telecom and Bezeq International.

We offer landline telephony to selected business customers and landline telephony using VOB technology to private customers. Our penetration into the landline telephony business is an important element in our ability to offer comprehensive service packages to our subscribers. We estimate that our current market share in the Israeli landline telephony market is not material. In case landline telephony is effectively included in the landline wholesale market, we may also offer landline home telephony services to private customers based on the wholesale market.

The landline wholesale market was to allow wholesale landline telephony service as of May 2015. As of the date of this report, no wholesale landline telephony services are provided. In December 2015 the Ministry of Communications published a hearing proposing an interim alternative by which operators without infrastructure would be allowed to resell Bezeq's telephony (for tariffs substantially higher than those set for the wholesale service), which still awaits the MOC's resolution. We believe the resale alternative will not result in competition in this field. In January 2016, the Ministry of Communications announced it will not interfere with the tariffs Hot proposes for its wholesale telephony service, but has not yet published maximum tariffs for Hot's wholesale internet infrastructure (and Hot filed a petition against the MOC in February 2017, claiming the MOC is required to hold another hearing prior to setting such maximum tariffs) or other decisions in regards to the technological implementation of the wholesale landline market on Hot's infrastructure. For details see "– Government Regulation – Fixed-line Segment – Wholesale landline market".

A wholesale landline telephony services market and the IBC's infrastructure, if and when made effectively available, will enhance our ability to compete and allow us (as well as our competitors) to provide a wider selection of services at competitive prices, specifically in relation to residential landline services, which is currently immaterial. See also “Item 3. Key Information – D. Risk Factors – Risks Related to our Business – We face intense competition in all aspects of our business” and "– Government Regulations – Fixed-line Segment – Wholesale Landline Market".

Other fixed-line services

Transmission and landline data services are provided by Bezeq, Hot, Partner and us. These services are provided to business customers and to telecommunications operators. During 2016 the competition in these fields of operation intensified following HOT's and Partner's offerings, and the usage of bandwidth of transmission increased.

Intellectual Property

We are a member of the GSM Association, together with other worldwide operators that use GSM technology. As a member of the association, we are entitled to use its intellectual property rights, including the GSM logo and trademark.

We are the proprietor of over 100 domain names and approximately 100 trademarks and trademarks applications, the most important of which are the star design, “Cellcom”, “Talkman”, “Cellcom Volume,” "Cellcom tv," "Netvision" and "013 Netvision".  We are also the proprietor of a few registered patents.

Government Regulations

The following is a description of various regulatory matters that are material to our operations, including certain future legislative initiatives that are in the process of being enacted. There can be no certainty that the future legislation described here will be enacted or that it will not be subject to further change before its final enactment.

General

A significant part of our operations is regulated by the Israeli Communications Law, 1982, the regulations promulgated under the Communications Law and the provisions of our licenses, which were granted by the Ministry of Communications pursuant to the Communications Law. We are required by the Communications Law and the Wireless Telegraph Ordinance (New Version), 1972, to have a license in order to provide certain communications services in Israel and be allocated the spectrum to do so. The Ministry of Communications has broad supervisory powers in connection with the operations of license holders and is authorized, among other things, to impose financial penalties for violations of the Communications Law, the regulations and our licenses.

Cellular Segment

Our Cellular license

We provide our cellular services under a non-exclusive general license granted to us by the Ministry of Communications in June 1994, which requires us to provide cellular services in the State of Israel to anyone wishing to subscribe. The license expires on January 31, 2022, but may be extended by the Ministry of Communications for successive periods of six years, provided that we have complied with the license and applicable law, have continuously invested in the improvement of our service and network and have demonstrated the ability to continue to do so in the future. The main provisions of the license are as follows:

·	the license may be modified, cancelled, conditioned or restricted by the Ministry of Communications in certain instances, including: if required to ensure the level of services we provide; if a breach of a material term of the license occurs; if DIC (or a transferee or transferees approved by the Ministry of Communications), in its capacity as our founding shareholder, holds, directly or indirectly, less than 26% of our means of control (with “means of control” defined for these purposes as voting rights, the right to appoint a director or general manager, the right to participate in distributions, or the right to participate in distributions upon liquidation); if our founding shareholders who are Israeli citizens and residents hold, directly or indirectly, less than 5% of our means of control (DIC, as founding shareholder, has undertaken to comply with this condition as of July 2017); if at least 10% of our directors are not appointed by Israeli citizens and residents from among our founding shareholders or if less than a majority of our directors are Israeli citizens and residents; if any of our managers or directors is convicted of a crime of moral turpitude and continues to serve; if we commit an act or omission that adversely affects or limits competition in the cellular communications market; or if we and our 10% or greater shareholders fail to maintain combined shareholders’ equity of at least $200 million;

·	it is prohibited to acquire (alone or together with relatives or with other parties who collaborate on a regular basis) or transfer our shares, directly or indirectly (including by way of creating a pledge which if foreclosed, will result in the transfer of shares), in one transaction or a series of transactions, if such acquisition or transfer will result in a holding or transfer of 10% or more of any of our means of control, or to transfer any of our means of control if as a result of such transfer, control over our company will be transferred from one party to another, without the prior approval of the Ministry of Communications. For the purpose of the license, “control” is defined as the direct or indirect ability to direct our operations whether this ability arises from our articles of association, from written or oral agreement or from holding any means of control or otherwise, other than from holding the position of director or officer;

·	it is prohibited for any of our office holders or anyone holding more than 5% of our means of control, to hold, directly or indirectly, more than 5% of the means of control in Bezeq or another cellular operator in Israel, or, for any of the foregoing to serve as an office holder of one of our competitors, subject to certain exceptions requiring the prior approval of the Ministry of Communications;

·	we, our office holders and our interested parties, may not be parties to any arrangement whatsoever with Bezeq or another cellular operator that is intended or is likely to restrict or harm competition in the field of cellular services, cellular handsets or other cellular services. For the purpose of the license, an “interested party” is defined as a 5% or greater holder of any means of control;

·	we are subject to the guidelines of Israel’s General Security Services, which may include requirements that certain office holders and holders of certain other positions be Israeli citizens and residents with security clearance. For example, our Board of Directors is required to appoint a committee to deal with matters concerning state security whose members must have the requisite security clearance by Israel’s General Security Services. In addition, the Minister of Communications is entitled under our license to appoint a state employee with security clearance to act as an observer in all meetings of our Board of Directors and its committees;

·	we are required to have agreements with a manufacturer of cellular network equipment for the duration of its intended operating period, which must include, among other things, a know-how agreement and an agreement guaranteeing the supply of spare parts for our network equipment for a period of at least seven years;

·	we are required to interconnect our network to other public telecommunications networks in Israel, on equal terms and without discrimination, in order to enable subscribers of all operators to communicate with one another, and are also required to provide national roaming services to new UMTS operators;

·	we may not give preference in providing infrastructure services to a license holder that is an affiliated company over other license holders, whether in payment for services, conditions or availability of services or in any other manner, other than in specific circumstances and subject to the approval of the Ministry of Communications;

·	there are certain general types of payments that we may collect from our subscribers, certain procedure for collecting payments, general mechanisms for setting and raising tariffs, including the basic airtime charging units and prior notifications we must provide the MOC and our customers prior to increasing tariffs and the Ministry of Communications is authorized to intervene in setting tariffs in certain instances;

·	we must maintain a minimum standard of customer service, including, among other things, establishing call centers, maintaining a certain service level (both coverage and performance) of our network, protecting the privacy of subscribers; use a specific format for our agreement with our customers; obtain an explicit request from our subscribers to purchase services, whether by us or by third parties, as a precondition to providing and charging for such services, including specific requirements as to format and a default blockage of the customer's ability to purchase certain services; maintain a specific form of evidence of customers' request to purchase our services as a precondition to charging our customers for those services; and provide certain notifications to customers regarding the services ordered and the procedures for handling subscribers' objections as to billing and repayment of overcharged sums;

·	we may not transfer, pledge or encumber the license or any part thereof without the prior approval of the Ministry of Communications, and face restrictions on the sale, lease or pledge of any assets used for implementing the license;

·	we are required to obtain insurance coverage for our cellular activities. In addition, the license imposes statutory liability for any loss or damage caused to a third party as a result of establishing, sustaining, maintaining or operating our cellular network. We have further undertaken to indemnify the State of Israel for any monetary obligation imposed on the State of Israel in the event of such loss or damage. For the purpose of guaranteeing our obligations under the license, we have deposited a bank guarantee in the amount of NIS80 million with the Ministry of Communications, which may be forfeited in the event that we violate the terms of our license;

·	we must maintain and follow a business continuity plan and a disaster recovery plan; and

·	network sharing, if approved, is to be carried out in accordance with specific instructions in our license;

In the event that we violate the terms of our license, we may be subject to substantial penalties, including monetary sanctions under the Communications Law, the sum of which shall be calculated as a percentage of our income and based on the gravity of the breach. The maximum amount per violation that may be imposed is approximately NIS 1.6 million plus 0.225% of our annual revenue for the preceding year. The Ministry of Communications published criteria to be used for determining the sum of the imposed sanctions, including the impact on the competition, the duration of the violation, the number of subscribers affected, the benefit to the operator from the violation and prior violations. Following the publication of the guidelines, the MOC has substantially increased its supervision activities and imposed monetary sanctions, including on us (in immaterial sums). Substantial sanctions will harm our results of operations. In the event that we materially violate the terms of our licenses, the Ministry of Communications has the authority to revoke them.

In August 2014, the Ministry of Communications published a hearing regarding roaming services provided to subscribers. The hearing proposes, in order to increase competition and reduce roaming payments by subscribers, among others, to allow other Israeli telecommunication operators, including other cellular operators, mobile virtual network operators, international calls operators and landline operators to offer roaming services to a cellular subscriber of another cellular operator, while abroad, using the subscriber's usual cellular number as well as change the way payments for roaming services are calculated. See additional details under "– Tariff Supervision" below. The effects of the changes proposed vary significantly depending on the alternative adopted. The adoption of some alternatives may have a material adverse effect on our results of operations.

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

In January 2017 our cellular license was amended to include a reduced Israeli holding requirement of 5% of our outstanding share capital and other means of control, effective as of July 2017. Until then, we are not required to have Israeli holdings, subject to certain requirements. The amendment further included the reduction of directors appointed by Israeli citizens and residents from among our founding shareholders to 10% of our directors. For additional details, see “Item 3. Key Information – D. Risk Factors – Risks Related to our Business – There are certain restrictions in our licenses relating to the ownership of our shares. " and "Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders".

Services in Judea and Samaria

The Israeli Civil Administration in Judea and Samaria granted us a non-exclusive license for the provision of cellular services to the Israeli-populated areas in Judea and Samaria. This license is effective until December 31, 2017. We expect we will be able to renew this license without undue burden. The provisions of the cellular license described above, including as to its extension, generally apply to this license, subject to certain modifications.

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

The Communication Law prevents the collection of early termination fees in plans with a commitment to a predefined period, or early termination fees, in the cellular market as of 2012 (excluding from customers with more than a certain amount of cellular lines or over a certain amount of monthly invoice for bundles or other services) as well as prohibits the collection of the handset's remaining installments in one payment pursuant to early termination. This has led to materially increased churn rate and subscriber acquisition and retention costs and subsequently to accelerated price erosion.

Under the Communications Law, if agreement as to the terms of a hosting service (including the consideration), whether for national roaming of an MNO or hosting of an MVNO have not been reached , the Ministry of Communications with the Minister of Finance may intervene in the terms of the agreement, including by setting the price of the service, in certain circumstances. The Ministry of Communications may further review the reasonability of MVNO hosting agreements, including existing agreements which the MVNO request to update if the existing agreement hinders its ability to compete and the parties fail to reach an agreement as to its update, to be carried out in light of the best offer made by the cellular operator to a business customer. Unfavorable terms and consideration for the hosting service, may result in material adverse effect on our results of operations. For additional details see "– Mobile Virtual Network Operators" and " - Additional MNOs" below).

As of January 2013, we are obligated to pay our customers predetermined damages for each discrepancy from the customer's pricing plan, remedied after the customer complained, under the Consumer Protection Law. The damages are in an insignificant amount, but may aggregate to substantial amounts if paid to numerous customers on multiple occasions.

The Communication law authorizes the Minister of Communications to give instructions and to set interconnect tariffs and usage of another operator's network rates and supervised services prices, based not only on previous method of cost (according to a calculation method determined by the Minister of Communications) plus reasonable profit, but also on the basis of one of the following: (1) payment for services provided by a licensee; (2) payment for a comparable service; or (3) comparison to such services or interconnect tariffs in other countries. In addition, the Minister of Communications was authorized to give instructions in relation to structural separation for the provision of different services, including between services provided to a licensee and services provided to a subscriber.

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

For the Minister of Communications' authority to intervene in the terms, including tariffs, for hosting an MVNO, see "– Tariff Supervision" above. Unfavorable terms and consideration for the service may result in material adverse effect on our results of operations.

To date the Ministry of Communications has granted eleven MVNO licenses and five MVNOs have entered hosting agreements with cellular operators, without the Ministry of Communication's intervention. Four of them are still active. It is unknown if and when the others will commence operations.

Additional MNOs

Hot Mobile (in September 2011) and Golan (In January 2012) were awarded new UMTS frequencies, following a spectrum tender held by the Ministry of Communications. Under the UMTS tender terms, both Golan's and Hot Mobile's commitment to pay license fees was reduced to NIS 10 million, after reaching 7% market share each, in the private sector. Hot Mobile and Golan were awarded certain additional benefits and leniencies, such as a prolonged timetable for network coverage completion and the right to use national roaming through our, Pelephone or Partner's ' networks. Investing in a 4G Network will, under certain conditions, replace Golan and Hot Mobile's obligation to deploy a UMTS network. For additional details see "– Network Sharing" above.

Under the Communications Law, existing operators (other than Hot Mobile) are required to provide new UMTS operators and Hot Mobile national roaming services, for a period of seven to ten years (subject to certain conditions). For regulatory intervention in the terms of the national roaming service, including tariffs, in case of inability to reach an agreement, see "– Tariff Supervision" above.

In October 2011, we entered a national roaming agreement with Golan, under which we provide Golan national roaming services (which will be replaced by our network sharing and hosting agreement with Golan (when owned by Electra), when completed. See "– Network and Infrastructure – Cellular Segment – Network sharing agreements"), and Hot Mobile entered a national roaming agreement with Pelephone and later with Partner (which was later replaced by a network sharing agreement by Hot Mobile and Partner). As a result, the Ministry of Communications did not determine the terms for the service.

In May 2012, Golan and Hot Mobile launched their UMTS services, which materially increased competition in the market, increased churn and accelerated price erosion, and have materially adversely affected our results of operations.

In January 2015, the Ministry of Communications completed an 1800MHz frequencies tender, for 4G technologies (such as LTE, LTE Advanced). All existing MNOs and Xfone won bands in the tender. Under the tender terms, Xfone, Golan and Hot Mobile are eligible for up to a 50% discount, 10% for each 1% addition to their market share, obtained over the next 5 years. We were awarded 3MHz for NIS 6.5 million per 1MHz. Pelephone was awarded 15MHz and each of Partner, Golan, Hot Mobile and Xfone was awarded 5MHZ, for NIS 6.4 – 6.9 million per 1MHz.

Network Sharing

In May and July 2014, the Ministry of Communications set certain requirements for the approval of network sharing by the Ministry of Communications, including the following principles: (1) sharing of passive elements of cell sites and active sharing of antennas among all cellular operators are encouraged; (2) active sharing of radio networks using shared equipment and frequencies will be allowed only between an operator with a partial 3G network deployment and an operator with a full 3G network deployment, whereas such sharing will not be allowed for two operators with full 3G network deployment; (3) sharing of transmission from cell sites among operators sharing frequencies is generally allowed; (4) investing in a 4G network will be considered as meeting an operator's undertaking to deploy a 3G network under certain conditions; (5) approval of active sharing of radio networks using shared equipment and frequencies shall be for a limited period, only if there are at least three independent cellular networks in Israel, and is conditioned upon certain conditions, including: (i) the obligation to allow other operators to join on terms similar to the terms granted to the sharing operator with the smallest market share; (ii) the obligation to host a Mobile Virtual Network Operator without the other sharing operators' consent; (iii) the shared radio network must be operated through a joint entity held equally by the sharing operators, which entity will be required to obtain a license from the Ministry of Communications and will use the frequencies allocated to sharing operators; and (iv) the radio elements of the shared network will be held in equal parts by the sharing operators, and each of the sharing operators will have the right to use other sharing operators' passive infrastructure including following termination of the agreement.

For details regarding our network sharing and hosting agreement with Xfone and Golan (after Golan shall be owned by Electra) pending regulatory approvals see "– Network and Infrastructure – Cellular Segment – Network sharing agreements". Hot's and Partner's network sharing agreement was approved and the two began a joint operation through a joint subsidiary.

Permits for cell site construction

General

In order to provide and improve network coverage to our subscribers, we depend on cell sites located throughout Israel. The regulation of cell site construction and operation are primarily set forth in the Israeli National Zoning Plan 36 for Communications. The construction of radio access devices, which are cell sites of smaller dimensions, is further regulated in the Communications Law.

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

National Zoning Plan 36

National Zoning Plan 36, or the Plan, includes guidelines for constructing cell sites in order to provide cellular broadcasting and reception communications coverage throughout Israel, while preventing radiation hazards and minimizing damage to the environment and landscape and sets forth the considerations that the planning and building authorities should take into account when issuing building permits for cell sites. The Plan also determines instances in which the public must be informed of requests for building permits prior to their issuance, so that they may submit objections to the construction of a site. Many local authorities have argued that a building permit issued in reliance on the Plan requires the payment of amelioration charge. In 2013 this position was adopted in principle by an appeal zoning committee. However, in 2014 a district court rejected such claim in relation to another national zoning plan, and the decision was appealed and awaits the Supreme Court's decision. Should the matter be decided against us in appeal zoning committees or by a court of law, the costs of constructing a site will substantially increase.

Proposed changes to the Plan, adding additional restrictions and requirements on the construction and operation of cell sites, were approved by the National Council for Planning and Building in 2010 and submitted for the approval of the Government of Israel. If the proposed changes are approved by the Israeli Government, they will harm our ability to construct new cell sites, make the process of obtaining building permits for the construction and operation of cell sites more cumbersome and costly, and could adversely affect our existing network and delay the future deployment of our network.

Site licensing

We have experienced difficulties in obtaining some of the permits and consents required for the construction of cell sites, especially from local planning and building authorities. The construction of a cell site without a building permit (or applicable exemption) constitutes a violation of the Planning and Building Law. Violations of the Planning and Building Law are criminal in nature. The Planning and Building Law contains enforcement provisions to ensure the removal of unlawful sites. There have been instances in which we received demolition orders or in which we and certain of our directors, officers and employees faced criminal charges in connection with cell sites constructed and/or used without the relevant permits or not in accordance with the permits. In most of these cases, we were successful in preventing or delaying the demolition of these sites, through arrangements with the local municipalities or planning and building authorities for obtaining the permit, or in other cases, by relocating to alternate sites. As of December 31, 2016, we were subject to four criminal and administrative legal proceedings alleging that some of our cell sites were built and have been used without the relevant permits or not in accordance with the permits. As of the same date, a small portion of our cell sites operated without building permits or applicable exemptions. Although we are in the process of seeking to obtain building permits for these sites, we may not be able to obtain them and in several instances we may be required to relocate these sites to alternative locations or to demolish them without any suitable alternative. In addition, we may be operating a significant number of our cell sites, in a manner which is not fully compatible with the building permits issued for them, although they are covered by permits from the Ministry of Environmental Protection in respect of their radiation level. In some cases we will be required to relocate these cell sites to alternative locations, to reduce capacity coverage or to demolish them without any suitable alternative.

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

However, in September 2009, following publication of an inter-ministry committee established to examine the appropriateness of future application of the exemption according to the Attorney General opinion, the Attorney General concluded that the application of the exemption does not balance properly the different interests involved and therefore cannot continue and at its request, the Israeli Supreme Court issued in 2010 an interim order which prevents cellular operators from constructing further radio access devices in cellular networks in reliance on the exemption until the enactment of regulations setting conditions for the application of such an exemption or other decision by the court, other than the replacement of existing radio access devices under certain conditions. Hot Mobile and Golan are allowed to construct radio access devices in reliance on the exemption, under certain limitations. Certain relaxation to the prohibition, allowing the replacement of radio access devices under certain conditions, was approved by the Court with the Attorney General's approval, in March 2016. Further, in 2017 the state notified the Supreme Court that the Ministry of Finance approved and is in the process of deliberations with other regulators on draft regulations setting procedures for making changes in existing radio access devices including replacement thereof and for the construction of a limited number of new radio access devices exempt from building permits, but requiring certain municipal procedures. We cannot estimate what will be the final version of the regulations will be and whether they would alleviate or further burden the current procedures for making changes and constructing new radio access devices. If the regulations are enacted and final regulations include significant limitations on the ability to make changes to and construct radio access devices based on such exemption, it may adversely affect our existing networks and our networks' build-out. We are awaiting the Court's decision regarding the appeals.

Additionally, in November 2008 and again in October 2014, the District Court, in its capacity as court of appeals, ruled that the exemption does not apply to radio access devices, if the rooftop on which those devices are located is at the same level as a place of residence or other building that is regularly frequented by people. Other appeals relating to the exemption, including as to the requirement to obtain an extraordinary usage permit in certain circumstances, are still under consideration, as well as other claims asserting that those cell sites and other facilities do not meet other legal requirements continue.

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

Several local planning and building authorities argue that Israeli cellular operators may not receive building permits in reliance on the current Plan, for cell sites operating in frequencies not specifically detailed in the frequencies charts attached to the Plan. In a number of cases, these authorities have refused to issue a building permit for such new cell sites, arguing that building permits for such cell sites should be sought through other processes (which are longer and cumbersome), such as an application for an extraordinary usage or under existing local specific zoning plans. Since 2002, following the approval of the Plan, building permits for the Company's cell sites (where required) have been issued in reliance on the Plan. The proposed draft amendment to the Plan covers all new cell sites requiring a building permit, independently of the frequencies in which they operate. Most of our cell sites and many cell sites operated by other operators, also operate in frequencies not specifically detailed in the Plan. The frequencies allocated in the 2011 UMTS tender to Hot Mobile and Golan as well as the frequencies awarded under the January 2015 4G frequencies tender, are also not detailed in the Plan. We believe that the Plan applies to all cell sites, whether or not they operate in specific frequencies.

If this approach escalates, it would have a negative impact on our ability to deploy additional cell sites (until such time as the Plan is amended to include all cellular cell sites), which could negatively affect the extent, quality and capacity of our network coverage and our ability to continue to market our products and services effectively.

In addition to cell sites, we provide repeaters (also known as bi-directional amplifiers) and femto-cells to subscribers seeking a solution to weak signal reception within specific indoor locations. Based on advice received from our legal advisors, we have not requested building permits under the Planning and Building Law for outdoor rooftop repeaters, which are a small part of the repeaters that have been installed. It is unclear whether other types of repeaters and femto-cells require building permits. Some repeaters and femto-cells require specific permits and we receive such permits, and others require a general permit from the Ministry of Environmental Protection in respect of their radiation level, and we ensure that each repeater functions within the parameters of the applicable general permit. Should it be established that the installation of repeaters and femto-cells (including those already installed) requires a building permit, we will perform cost-benefit analyses to determine whether to apply for permits for existing repeaters or to remove them and whether to apply for permits for new repeaters or femto-cells.

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

In May 2012, the positions of the Ministries of Communications, Health and Environmental Protection in relation to the various aspects of the provision of 4G services in Israel were published. The Ministries held the position that 4G services would involve some increase in the level of non-ionizing radiation the public will be exposed to and that in order to minimize such increase 4G deployment should, among others, be based on current cell sites, additional outdoor and indoor small cell sites and, whenever possible, use wireline infrastructure so that data traffic shall be carried mostly through wirelines and not cellular infrastructure. The Ministry of Environmental Protection stated that full deployment of 4G infrastructure, under the guidelines set by the ministries shall decrease the level of exposure from handsets and create a more balanced level of exposure from cell sites, and in any case much lower than the maximum exposure levels recommended by the international health organization and required under the environmental permits for cell sites in Israel. In August 2014, the Ministry of Communications allowed the provision of 4G services and in January 2015, 4G frequencies were awarded to the cellular operators. The abovementioned recommendations were not included in the approval or tender documents. See "– Construction and operating permits from the commissioner of environmental radiation" below for additional details.

Indemnification obligations

Under the Planning and Building Law , local building and planning committees require letters of indemnification from cellular operators indemnifying the committees for possible depreciation claims under Section 197 of the Planning and Building Law, as a condition for issuing a building permit for a cell site. Section 197 establishes that a property owner whose property value has been depreciated as a result of the approval of a building plan that applies to his property or neighboring properties may be entitled to compensation from the local building and planning committee. The limitation period within which depreciation claims may be brought under the Planning and Building Law is the later of one year from receiving a building permit under National Zoning Plan 36 for a cell site and six months from the construction of a cell site. The Minister of Interior Affairs retains the general authority to extend such period further.

To date we have provided approximately 410 indemnification letters in order to receive building permits. Local planning and building committees have sought to join cellular operators, including us, as defendants in depreciation claims made against them even though indemnification letters were not provided. We were joined as defendants in a small number of cases, and as of December 31, 2016, we are a party to one depreciation claims for immaterial amounts. We expect that we will be required to continue to provide indemnification letters as the process of deploying our cell sites continues. As a result of the requirement to provide indemnification letters, we may decide to construct new cell sites in alternative, less suitable locations, to reduce capacity coverage or not to construct them at all, should we determine that the risks associated with providing such indemnification letters outweigh the benefits derived from constructing such cell sites, which could impair the quality of our service in the affected areas.

Construction and operating permits from the commissioner of environmental radiation

Under the Non-Ionizing Radiation Law, it is prohibited to construct and operate cell sites without a permit from the Ministry of Environmental Protection. The Commissioner of Environmental Radiation is authorized to issue two types of permits: construction permits, for cell site construction; and operating permits, for cell site operation.

These permits contain various conditions that regulate the construction and/or operating of cell sites, as the case may be. Our cell sites routinely receive both construction and operating permits from the Commissioner within the applicable time frames. Some repeaters require specific permits and we receive such permits, and others require general permits from the Commissioner in respect of their radiation level, and we ensure that each repeater functions within the parameters of its applicable general permit.

Pursuant to the Non-Ionizing Radiation Law, the construction and operation of cell sites and other facilities requires the prior approval of the Commissioner. The validity of a construction permit will be for a period not exceeding three months, unless otherwise extended by the Commissioner, and the validity of an operating permit will be for a period of five years and we are required to submit to the Commissioner annual reports regarding radiation surveys conducted on our cell sites and other facilities by third parties that were authorized to conduct such surveys by the Commissioner. An applicant must first receive a construction permit from the Commissioner and only then may the applicant receive a building permit from the planning and building committee. In order to receive an operating permit from the Commissioner, certain conditions must be met, such as presenting a building permit or an exemption and means taken (including technological means) to limit exposure levels from each cell site or facility (relevant also for the receipt of a construction permit). Cellular operators are required to provide the Commissioner with online, ongoing data regarding the radiation level on each of the cell sites and other facilities operated by each cellular operator, satisfied by a monitoring system supplied by the Commissioner and installed at the operator's premises. We provide the Commissioner with the requested data. See "– Site licensing" above for additional details in regards to obtaining a building permit or relying on an exemption.

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

Several bills have been submitted in the past aiming to impose additional restrictions on the grant of permits under the Non-Ionizing Radiation Law and the Planning and Building Law. Any amendment to these laws that will prohibit or substantially limit the grant of permits under such laws, will, among other things, limit our ability to construct new sites (and if applied to existing cell sites, it will also limit our ability to renew operating permits for many of our existing sites), will adversely affect our existing networks and networks build out, specifically in urban areas, and could adversely affect our results of operations.

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

We obtain type-approval from the Ministry of Communications for part of the handset models we import and for other models we inform the MOC and receive the MOC's approval for their import. SAR levels are a measurement of non-ionizing radiation that is emitted by a hand-held cellular handset at its specific rate of absorption by living tissue. SAR tests are performed by the manufacturers on prototypes of each model of handset, not for each and every item. We include the information published by the manufacturer regarding SAR levels as we do not perform independent SAR tests for equipment and rely for this purpose on information provided by the manufacturers. As the manufacturers’ approvals refer to a prototype handset, we have no information as to the actual SAR level of each specific item and throughout its lifecycle, including in the case of equipment repair. We inform our customers that there may be changes in the SAR levels in the event of equipment repair.

We are required to provide a warranty for certain end user equipment purchased from us, for certain malfunctions during the first year, and are required to provide repair services for two years and in certain cases, for three years. We are also required to annul equipment sale in certain circumstances, at the request of the customer.

Royalties

Under the Communications Law, the Israeli Communications Regulations (Royalties), 2001, and the terms of our general license, we are required to pay the State of Israel royalties equal to a certain percentage of our revenues generated from telecommunications services, less payments transferred to other license holders for interconnect fees or roaming services and losses from bad debt. No royalties were due for sale of handsets. Since 2013, that percentage was 0%.

Frequency fees

Frequency allocations for our cellular services are governed by the Wireless Telegraph Ordinance. We pay frequency fees to the State of Israel in accordance with the Israeli Wireless Telegraph Regulations (Licenses, Certificates and Fees), 1987.

Fixed-line Segment

Our Fixed-line Licenses

Our Unified licenses

The establishment and operation of fixed-line communications networks, and allocation of spectrum if relevant, requires a license pursuant to the Communications Law and the Wireless Telegraph Ordinance (New Version), 1972.

In July 2015 our wholly-owned subsidiaries were granted three non-exclusive unified general licenses, allowing the provision of landline telephone, ILD and ISP services as well as a "network end point" services (replacing our former special general licenses for the provision of landline communications services, the general license for the provision of international telecommunication services, special licenses for the provision of ISP services and "network end point", i.e. installation and maintenance of telecommunication equipment at a customer's or the licensee's premises). The licenses expire in /20252026 but may be extended by the Ministry of Communications for successive periods of 10 years. We have deposited a bank guarantee in the amount of NIS 2 million with the Ministry of Communications upon receiving each of the licenses. The provisions of our cellular license, including as to its extension, generally apply to the unified license, subject to certain modifications, including a 20% minimum Israeli holding requirement which can be waived by the Minister of Communications when the unified license operator is controlled by a general license holder (as was done in our case).

The unified license allows its holder to provide any of the aforementioned services as well as MVNO services, subject to the inclusion of a relevant appendix in the unified license and it is intended to alleviate the requirements on license holders that are not required to have a nationwide infrastructure, in order to decrease entry barriers for additional competitors to enter those markets. Internet infrastructure services are provided under the unified license as well.

Our unified licenses are to be unified into one unified license. The unification process of our unified licenses into one license and its timing is yet to be determined in coordination between the Ministry of communications and the operator and may have various legal, financial, tax and accounting implications on our operations to the extent it would require the transfer of assets, goodwill, rights and obligations among the companies in our group or require an operational unification. The provision of several services by one entity may also circumvent the limitations on discrimination between operators.

ISP License

Internet Rimon, our subsidiary, holds a special license for the provision of ISP services. The license is valid through November 2017. The provisions of our cellular license, including as to its extension, generally apply to the ISP license, subject to certain modifications.

Services in Judea and Samaria

The Israeli Civil Administration in Judea and Samaria granted us non-exclusive licenses for the provision of ISP, ILD, landline and 'network end point' services to the Israeli-populated areas in Judea and Samaria. These license are effective until 2025/2026. The provisions of the cellular license described above, including as to its extension, generally apply to these licenses, subject to certain modifications.

Data and transmission services

In 2000, we were granted a non-exclusive special license for the provision of local data communications services and high-speed transmission services only to one of our wholly owned subsidiaries, which is effective until December 2017. Data and transmission services are being provided to our customers through our wholly-owned subsidiary Cellcom Fixed Line. The provisions of our general and general specific licenses described above, including as to their extension, generally apply to this license, subject to certain modifications.

See also "- Cellular Segment – Permits for cell site construction - Site Licensing" above for a discussion regarding microwave sites forming a part of our transmission network.

Wholesale landline market

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

In February 2015, the wholesale landline market was formally launched in Israel (through non-automated operation) in regards to internet infrastructure services and in May 2015 the automated stage of the wholesale landline market was effected in regards to internet infrastructure services. Landline telephony service, which was to be provided as of May 2015, has not been provided yet and in December 2015, the Ministry of Communications published a hearing for an alternative temporary one year resale telephony service, at substantially higher tariffs than those set for the telephony wholesale service. We believe that a resale telephony service is not a viable alternative and that its adoption will harm the competition in the landline market and have therefore objected to its adoption. Further, Although the wholesale market was formally applicable to Hot's infrastructure as well, Hot's infrastructure has been effectively excluded from the wholesale market and in January 2016, the Ministry of Communications published a hearing proposing to set maximum tariffs for Hot's wholesale internet infrastructure services and noting it will not interfere with the tariffs Hot has set for its wholesale telephony service but since then has not published maximum tariffs for Hot's wholesale internet infrastructure (and Hot filed a petition against the MOC in February 2017, claiming the MOC is required to hold another hearing prior to setting such maximum tariffs), nor has the MOC published other decisions in regards to the technological implementation of the wholesale landline market on Hot's infrastructure yet. Effective inclusion of Hot's infrastructure in the wholesale market may increase the potential subscribers to our triple play and bundle offerings.

Further, in January 2016 the Ministry of Communications announced its intention to annul Bezeq and Hot's structural separation as part of its plan to ensure massive investment in fiber optics infrastructure in Israel.

In December 2016, the Israeli Arrangements Law for2017-2018 amended the Communications Law applying certain wholesale obligations on all landline operators, including us and requiring all landline operators to grant all other landline operators access to their passive infrastructure (except IBC's passive infrastructure), the terms of which (with the exclusion of Bezeq whose terms are set by the regulator) will be negotiated by the parties. However, until October 2017, such requirement will not apply to a unified license landline operator's infrastructure (including us and Partner), nor will IBC, Hot or Bezeq be able to use each other's infrastructure. For changes to the Israeli Communication law, extending the Minister of Communications' authority to give instructions and set interconnect tariffs, usage of another operator's network rates and supervised services prices, and give instructions in relation to structural separation, see "–Government Regulation – Cellular Segment - Tariff supervision" above.

OTT TV

Television services over the Internet are currently not regulated in Israel. In July 2015, a committee nominated by the Ministry of Communications in order to examine, among other things, the regulatory principles and rules that should apply to both television broadcasting over the internet and the incumbents' TV service over cables and via satellite, submitted its recommendations.

In June 2016, a second advisory committee for the regulation of broadcasting nominated by the Ministry of Communications in October 2015, published its final recommendations, including: (1) classification of the audio visual providers in the market (defined as a provider that mainly directs its content to the Israeli public through any electronic means (technological neutrality)) into three categories and determination of the regulation applied to each class as follows: (i) a "small audio visual provider" (i.e. holds more than 10% market share) shall be subject to narrow regulation involving a mandatory license that shall include certain limitations ,such as, in relation to content, cross ownership and a choice of financing between subscription fees or advertisements; (ii) a "small and stable audio visual provider" (i.e. holds more than 10% market share for 3 consecutive years) shall be subject to the said narrow regulation in addition to a wide regulation which shall include mandatory investments in original Israeli content financing; (iii) a "material provider" (i.e. holds more than 20% market share) shall be subject to the said narrow and wide regulation and (iv) an audio visual provider who holds less than 10% market share shall be allowed to adopt a self-regulation; (2) setting a "must sell" obligation in regards to certain sport channels and sport leagues and Israeli original content productions (the latter after 3 years from initial broadcasting) to audio visual providers which hold a license and are subject to at least the narrow regulation to purchase; (3) changes to the basic narrow package HOT and YES must offer; and (4) regulation of advertising and commercial content.

In March 2017, the Ministry of Communications adopted most of the above recommendations of the second committee and some remain under advisement. The implementation of such recommendations is subject to the adoption thereof by legislation. If the legislation adopted require us to make additional investments or impose unfavorable regulation on our OTT TV service, or apply such regulation to us and not to other OTT TV providers, or usage of the DTT infrastructure, it may adversely affect our OTT TV business.

In December 2016, the Israeli Arrangements Law for 2017-2018 amended the applicable law's provisions regarding the operation of the DTT infrastructure (currently operated by a statutory television authority), requiring the state to hold a tender for the operation of the DTT infrastructure, in which Bezeq, Hot and the existing commercial channels will not be permitted to participate, and setting a mandatory internet based broadcasting of DTT channels in the future.

See also "– Competition – Fixed-line Segment – Television services" above.

International long distance calling services

In October 2013, the Ministry of Communications published a hearing regarding a change to the ILD services regulation, which proposes, among other things: to annul the current limitation preventing landline and cellular operators from providing ILD services themselves (rather than through a separate corporation), which if adopted and applied to the Bezeq and Hot groups as well, would result in the annulment of the structural limitations currently imposed on them, in relation to the ILD services; that holders of a special license for the provision of ILD services will not be obligated to provide service to anyone so requesting nor to all the countries in the world; and to annul the restrictions on the cooperation between cellular and ILD operators in relation to prepaid calling cards. In February 2015, a second hearing proposing certain alternatives to the abovementioned proposed changes, to be applied to the Bezeq and Hot groups during an interim period ending upon annulment of structural separation, was published. The adoption of such changes would increase the competition in the ILD market even further and may adversely affect our results of operations.

The Communications Law prevents us from collecting early termination fees in the ILD and the landline telephony markets (excluding from customers with over a certain amount of monthly invoice for bundles or other services) since 2011. This has led to an increase in competition, churn rates and rate of gross recruitment of subscribers and price erosion.

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

Reporting requirements

We are subject to extensive reporting requirements. We are required to report to the Ministry of Communications the transfer of means of control from certain thresholds and changes of office holders, as well as to provide reports relating to our ongoing operation and services. We are required to submit to the Ministry of Communications detailed annual reports with information concerning subscribers, revenues by service, the number of new subscribers and churn, network performance, annual financial statements and prior notice of tariff increases. In addition, under our license we may be required by the Ministry of Communications to file additional reports, such as reports on complaints, pricing, specific costs and revenues, network problems and the development of the network. We are required to provide the Commissioner of Environmental Radiation under the Non-Ionizing Radiation Law and regulations with periodic and online, ongoing data of all cell sites operated by us.

Securities administrative enforcement

Under the Israeli Securities Law, certain violations of certain securities and securities-related laws supervised by the Israeli Securities Authority, or ISA, may be enforced through administrative measures. The ISA may impose various civil enforcement measures, including financial sanctions, payment to the injured party, prohibition of the violator from serving as an officer or a director for a specified period of time, annulment or suspension of licenses, approvals and permits granted under such laws and agreed settlement mechanism as an alternative to a criminal or administrative proceeding. In case of a violation by a corporation, vicarious responsibility could be attributed to the chief executive officer in some cases, unless certain conditions have been met, including the adoption and implementation of procedures for the prevention of the violation. We adopted such procedures for the prevention of violations. Since the commencement of operations by the Israeli Securities Law Administrative Enforcement Committee, significant monetary sanctions, ranging up to several million NIS in individual cases, have been imposed on several publicly traded companies and their affiliates for breach of the provisions of the Israeli Securities Law.

Contributing to the Community and Protecting the Environment

We and our employees have been contributing to the community since our inception. We consider contribution to the community in Israel an important component of our business vision and believe we have a responsibility toward the Israeli community, as we acknowledge that business leadership goes hand in hand with social leadership.

During 2016, 25% of our employees participated in volunteering activities in the community. In the 2016, after 12 years of contribution through our 28 "Cellcom Volume" youth centers initiative, we decided to shift our contribution to an association supporting ALS patients and family members. In that framework, we partnered with the association in various voluntary activities, including our employees' participation in a fundraising race for ALS patients and donation of approximately NIS 0.2 million in said race, the donation of a service workshop to the ALS association social workers and employees regarding the importance of service and provision of excellent service and familiarizing ALS patients with mitigating advanced technologies.

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

C.       ORGANIZATIONAL STRUCTURE

The IDB Group

Our largest shareholder, DIC, is a majority-owned subsidiary of IDB, one of Israel’s largest business groups. IDB's debentures are traded on the Tel Aviv Stock Exchange and DIC is a public Israeli company traded on the Tel Aviv Stock Exchange. See "Item 3. Key Information – D. Risk Factors – We are a member of the IDB group of companies, a large and highly regulated Israeli business groups, which may limit our ability to expand our business, to acquire other businesses or raise debt. The effects on us of IDB's financial condition are unclear" for details regarding IDB's financial situation and the footnote to the table under “Item 7.A – Major Shareholders” for information on the holdings in IDB.

We and 013 Netvision, our wholly-owned indirect company, are incorporated in Israel. 013 Netvision is our only significant subsidiary.

D.       PROPERTY, PLANT AND EQUIPMENT

Headquarters

In August 2003, we entered into a long-term agreement for the lease of our headquarters in Netanya, Israel. The leased property covers approximately 57,800 square meters, of which approximately 26,000 square meters consist of underground parking lots. The lease is in effect until December, 2022 and is renewable for two additional periods of five years each, upon our notice. As of 2015, we sublease a quarter of our headquarters to several sub-lessees for a period of up to five years, following the reduction in headcount in our headquarters. The sub-lessees have options to renew the lease for additional periods.

Netanya Property

In October 2010, we entered into a long-term agreement for the enlargement of our techno-logistic center, including our new central laboratory, in Netanya, Israel, and the lease thereof. The leased property covers approximately 11,000 square meters. The lease is for a term of ten years from August 2011 and is renewable for an additional period of 5 years, at our option. In case we do not exercise the option we shall be required to pay approximately NIS 11 million. As of January 2015, we sublease approximately 1,100 square meters of the leased property, for a period of five years and following our decision to transfer the central laboratory to our headquarters, in 2016 we sublease additional approximately 5,000 square meters of the leased property, for a period of 6 years. The sub-lessees have an option to renew the leases for an additional period subject to certain conditions.

Haifa and Rosh-Ha’ayin Properties

We lease a property in Haifa and a property in Rosh-Ha'ayin. We use these properties for offices, for call centers, for network servers and for equipment storage. Until December 2011, this space was used as a headquarters for Netvision. The Haifa lease covers approximately 8,900 square meters, is in effect until December 2019, may be terminated by us in December 2018 subject to prior notice, and is renewable for three additional periods of two years each, upon our notice. The Rosh-Ha'ayin lease covers approximately 3,300 square meters, is in effect until December 2017 and is renewable for five additional periods of two years each, upon our notice. We sublease part of the property in Rosh-Ha'ayin to our wholly-owned dealer and another subsidiary.

Electricity

In December 2010, we entered into an agreement with Ashdod Energy Ltd. (subsequently assigned to Ramat Negev Energy Ltd.), which constructed a private power plant fueled by natural gas in Israel, and we commenced purchasing a portion of our electricity from it in 2014. Under the agreement as amended in July 2012, we committed to purchase electricity for the earlier of a period of 15 years from commencement of operations of the power plant or until January 2028, subject to our right to terminate the agreement after six years from the commencement of operations of the power plant under certain conditions.

Service Centers, Points of Sale and Cell Sites

As of December 31, 2016, we leased 78 service centers, points of sale and other facilities (including those operated by our wholly-owned dealer), which are used for marketing, sales and customer service. Lease agreements for our retail stores and service centers are generally for periods of two to three years, with extension options that vary by location.

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

In addition, we lease a number of points of presence in Israel that are used for equipment and servers storage and storage of operators and other communications equipment for the provision of landline services, and leases storage space for its servers and equipment in New York City, London and Frankfurt.

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

A. OPERATING RESULTS

Overview

General

We are the largest provider of cellular communications services in Israel with approximately 2.801 million cellular subscribers as of December 31, 2016, with an estimated market share of 27.5%, as well as a major ISP and ILD services supplier. In 2015 we also entered the TV market and the internet infrastructure market (through the recently launched landline wholesale market).

We earn revenues and generate our primary sources of cash by offering a broad range of communications services, including cellular, Internet services (ISP and infrastructure) , international calling services (ILD), landline services and OTT TV services.

As of 2016, as a result of business and regulatory changes, as well as the Group’s entry into new fields of operation in the landline market - sales of television services and sales of internet infrastructure services, the Group’s management attention in general and its chief operating decision maker's attention in particular, have shifted to focus on two main fields of operations, “Cellular” and “Fixed-line.” Accordingly we adjusted our operating segment for reporting prior periods as of January 1, 2014, on a retroactive basis.

Our cellular segment’s services include basic cellular communications services and data transfer, download and upload, as well as text and multimedia messaging services and advanced cellular content services, which we provide through our 2G and 3G networks, covering substantially all of the populated territory of Israel, and our 4G network covering most of the population of Israel. We also provide international roaming services to our subscribers in 180 countries as of December 31, 2016 as well as to subscribers of foreign networks visiting Israel. We offer our subscribers a wide selection of handsets of various leading global manufacturers as well as extended warranty services on most handsets we offer.

Our fixed-line segment’s services include landline telephony services, internet infrastructure (since May 2015, through the landline wholesale market) and connectivity services, television services (since December 2014), international calling services (ILD) and end user fixed-line equipment. We have an advanced fiber-optic transmission infrastructure of approximately 1,800 kilometers. Together with our complementary microwave-based infrastructure, our fiber-optic infrastructure connects the majority of our cell sites with the remainder connected using supplemental transmission capacity leased from Bezeq, the incumbent landline operator, and Hot. Having our own transmission network enables us to save substantial operating cash lease costs that would be associated with complete reliance on Bezeq’s infrastructure, although these savings are partially offset by maintenance costs and microwave spectrum fees. We sell our various services on a stand-alone basis or bundled with certain other services offered by us which as of May 2015 also included triple play bundles of internet infrastructure and ISP, landline telephony and TV services. Entering a new and penetrated market requires substantial investment and additional expenses.

Our management evaluates our performance through focusing on our key performance indicators, which include among others: average revenue per user of cellular and landline subscribers, or ARPU, EBITDA (as defined in “Results of Operations”), EBITDA as percentage of revenues, operating income, net income cash flow, number of cellular, landline ISP, internet infrastructure and OTT TV subscribers or households (both standalone and as a part of a bundle or triple play package), subscriber churn rate, handset sales and profitability and Net Promoter Score, or NPS, (indicating our subscribers’ satisfaction with our services). These key performance indicators are primarily affected by the competitive and regulatory landscape in which we operate and our ability to adapt to the challenges posed. We intend to drive revenue primarily by: maximizing the benefits of our position as a leading Israeli telecommunications group; offering our customers full and comprehensive mobile and wireline solutions and bundles of services (including triple play) and enhancing our competitive capabilities; retaining our existing subscribers; offering new services that are synergetic to our core businesses; growing wireline service revenues; and attracting new subscribers. We intend to continue our efforts to optimize our costs by implementing further efficiency measures, reducing our expenses, including through the network sharing and hosting agreements we entered with Golan and Xfone, and adjusting our operations to the changing market conditions, but cannot guarantee the success of these measures.

In July 2016, we entered a 4G network sharing and 2G and 3G hosting agreement with Xfone, which was awarded 4G frequencies in the 2015 frequencies tender and has not entered the cellular market yet. Such agreement has been approved by the Israeli Antitrust Commissioner and awaits the approval of the Minister of Communications. We cannot estimate the chances and if so, the timing, of Xfone entering the cellular market. In January 2017 we annulled the 2015 agreement for the purchase of Golan, one of the other four MNO's operating in Israel, after the regulators' refusal to approve it and ongoing litigation with Golan resulting from repeated breaches of their agreements with us. A successful mediation process held following the filing of our petition to liquidate Golan resulted in Golan entering a share purchase agreement with Electra, which simultaneously entered a 3G and 4G network sharing and 2G hosting services agreement with us and the aforementioned annulment of our 2015 purchase agreement of Golan. We cannot estimate the likelihood of the Ministry of Communications' approval of the Xfone network sharing agreement (the Golan network sharing agreement and Electra-Golan share purchase agreement have been already approved by the Antitrust Commissioner and the Ministry of Communications) and completion of such agreements, or the impact of failure to complete such agreements on our ability to collect amounts owed by Golan or to generate future revenues from Golan. A substantial reduction of the future revenues from Golan will have a material adverse effect on our revenues and results of operations.

For details of our network sharing and hosting agreements with Golan and Xfone, see "Item 4. Information on the Company –B. Business Overview – Network and Infrastructure – Cellular Segment – Network sharing agreements". For details of our mediation agreement with Golan, see" Item 4. Information on the Company – A. History and Developments– Our History."

In February 2015, we entered a collective employment agreement with the Company's employees' representatives and the Histadrut for a term of three years (2015-2017). In January 2016, the Histradrut announced a labor dispute at the Company with respect to outsourcing and other employment issues.

The Israeli telecommunications market is currently dominated by four communications groups: Bezeq, Hot, Partner-012 Smile and Cellcom, with the first two having a full landline infrastructure. While an effective wholesale landline market (launched in 2015) enhances our ability to compete and extend our service offering, the annulment of structural/corporate separation imposed on the Bezeq and Hot groups, and Bezeq's tariffs supervision or other favorable regulatory changes relating to the Bezeq and Hot groups, may have a material adverse effect on our competitive capabilities and results of operation.

The communications market and specifically the cellular industry are primarily regulated by the Ministry of Communications. Regulatory changes have had material adverse effects on our results of operations in recent years. See “Item 4. Information on the Company – B. Business Overview – Government Regulations.” While our pricing is not generally regulated, certain of our rates and pricing mechanisms are subject to regulation. See "Item 4. Information on the Company – B. Business Overview – Government Regulations – Cellular Segment – Tariff Supervision."

Since 2012, our results of operations have been materially adversely affected by regulatory changes, which have also facilitated the entry of additional competitors and dramatically increased competition. Competition may increase further if current trends continue, if our network sharing and hosting agreement with Golan or Golan's share purchase agreement with Electra are not approved by the regulators, if the landline wholesale market, launched in 2015, is ineffective, if the structural separation imposed on the Bezeq and Hot groups is annulled or further relaxed, or if new competitors enter the communications markets. During that period, we have continually implemented aggressive efficiency measures in order to mitigate those adverse effects, which included voluntary retirement plans for employees. We intend to continue to implement changes in order to continue our efforts to mitigate the adverse effects of the increased competition in many areas in which we operate. We cannot guarantee the success of these measures. Moreover, unionization of our employees may impede the execution of such measures. See "Item 3. Key Information – D. Risk Factors – Risks Related to our Business - We face intense competition in all aspects of our business" and "-The unionizing of our employees may impede necessary organizational and personnel changes, result in increased costs or disruption to our operation", and "Item 4. Information on the Company - B. Business Overview – Competition" for additional details.

The construction and operation of our cell sites and other transmission facilities are highly regulated and require us to obtain various consents and permits. See “Item 4. Information on the Company – B. Business Overview – Government Regulations – Cellular segment – Permits for Cell Site Construction.” We have experienced difficulties in obtaining some of these consents and permits and our ability to rely on an exemption from obtaining a building permit was severely limited. Also, we may be operating a significant number of our cell sites in a manner not fully compatible with the building permits issued for them. Additional restrictions on the construction and operation of cell sites and other facilities may be enacted or we may be required to demolish or relocate these cell sites and facilities, which may adversely affect our existing networks and networks build out, specifically in urban areas, may prevent us from meeting our license requirements and could adversely affect our results of operations. Our profitability is also affected by other factors, including changes in our cost of revenues and selling, marketing, general and administrative expenses, including depreciation and financing expenses.

Our results are also impacted by currency fluctuations. While substantially all of our revenues are denominated in NIS, for 2016, approximately14 % of cash outflow was denominated in, or linked to, other currencies, mainly U.S. dollars. Changes to the Israeli CPI, may also impact our results as our debentures (excluding Series E, G, I and K) and some of our expenses are linked to the Israeli CPI. Any devaluation of the NIS against the U.S. dollar or other foreign currencies will therefore increase the NIS cost of our expenses that are not denominated in NIS or are linked to those currencies and any increase in the Israeli CPI will increase the financial expenses associated with our debentures. We enter into derivative instruments to mitigate the effect of the various market risks associated with these expenses. See “Item 11 – Quantitative and Qualitative Disclosures About Market Risk.”

Further, we have incurred significant debt by issuing debentures and receiving loans, the aggregate outstanding principal amount of which as of December 31, 2016 was NIS 4,069 million. See “ – Liquidity and Capital Resources – Debt Service” and "-Other Credit Facilities”.

In February 2006, our Board of Directors adopted a policy to distribute each year at least 75% of our annual net income. In March 2007, our Board resolved to distribute dividends within the boundaries of the February 2006 dividend policy and until resolved otherwise, on a quarterly basis. In respect of 2014, 2015 and 2016, our board of directors chose not to declare dividends given the intensified competition and its adverse effect on our results of operations and in order to strengthen our balance sheet. We undertook limitations on our dividend distributions in connection to the issuance of our F through K debentures and other credit facilities. See “Item 8. Financial Information – A. Statements and Other Financial Information - Dividend Policy” and “– B. Liquidity and Capital Resources – Dividend payments” and "– Debt Service" and "– Other Credit Facilities".

Revenues

We derive our revenues in the cellular segment primarily from the sale of cellular network services (such as airtime and data surfing), including hosting services to other operators, handsets and other services, including content and value added services, repair services, and roaming services. Roaming services include roaming charges that we bill to our subscribers for the use of the networks of our roaming partners outside Israel, to which we refer as outbound roaming, and charges that we bill to our roaming partners whose subscribers use our network, to which we refer as inbound roaming. Revenues from airtime are derived from cellular subscribers (our or the hosted operator's subscribers) originating calls on our network and from interconnect revenues from other operators for calls terminating on our network.

Our revenues in the fixed-line segment are derived from the sale of fixed-line communications services which include: internet connectivity and related services (ISP) and internet infrastructure services (through the landline wholesale market, since February 2015), OTT TV services (since December 2014), transmission services, international calling services (ILD), landline telephony services, operator services and teleconferencing services and equipment sales that are related to this segment.

Our revenues from cellular services are usually affected by seasonality with the third quarter of the year characterized by higher roaming revenues due to increased incoming and outgoing tourism. Equipment sales of the fixed-line segment are usually higher in the fourth quarter.

Cost of revenues

The principal components of our cost of revenues are the purchase of equipment, interconnect fees, content cost, cell site leasing costs, salaries, transmission services cost, internet connectivity services cost, purchase of call minutes related mainly to international calling services, outbound roaming services fees and cost of Internet infrastructure. Our cost of revenues also includes depreciation of the cost of our network equipment, tv set-top boxes, amortization of our spectrum licenses and rights of use of communications lines. See “– Application of Critical Accounting Policies and Use of Estimates Long-lived assets - depreciation.”

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

Other income and expenses

Other income and expenses consist primarily of expenses related to employee retirement plan (in 2014, 2015 and 2016) and capital gains or losses from sale of property, plant and equipment.

Financing income and expenses

Financing income and expenses consist primarily of interest expense on long-term loans and interest on our debentures and other credit facilities, the interest income component of handset long-term installment sales, the effects of fluctuations in currency exchange rates, Israeli CPI adjustments related to the Israeli CPI-linked debentures and other expenses, and income or losses relating to financial derivative instruments that do not qualify for hedge accounting according to IFRS. Financing income and expenses also include interest income on deposits, premium amortization associated with our debentures, and gains and losses from our current investment in tradable securities.

Income Tax

Generally, Israeli companies were subject to corporate tax on their taxable income at the rate of 26.5% for the 2014 and 2015 tax years, 25% for the 2016 tax year and will be subject to a corporate tax rate of 24% for the 2017 and 23% for the tax years of 2018 and onward.

Israeli companies are subject to capital gains tax at the corporate tax rate. A deferred tax asset or liability is created for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Results of Operations - Comparison of 2014, 2015 and 2016

The following table sets forth key performance indicators for the periods indicated:

	Year Ended December 31,			Change*
	2014	2015	2016	2015 vs. 2014		2016 vs. 2015
Cellular subscribers at end of period(1) (in thousands)	2,967	2,835	2,801	(4.4%)		(1.2%)
Internet infrastructure - households (end of period) (in thousands) (2)	-	95	163	-		71.6%
TV - households (end of period) (in thousands) (2)	-	63	111	-		76.2%
Churn rate of cellular subscribers(1)(3)	44%	42%	42%	2	pp	-
Average monthly revenue per cellular subscriber (ARPU) (1)(4) (in NIS)	72	65	63	(9.7%)		(3.1%)
Operating income (in NIS millions)	662	310	310	(53.2%)		-
Net income (in NIS millions)	354	97	150	(72.6%)		54.6%
EBITDA(5) (in NIS millions)	1,282	872	858	(32.0%)		(1.6%)
Operating income margin(6)	14.5%	7.4%	7.7%	(7.1	pp)	0.3	pp
EBITDA margin(7)	28.1%	20.9%	21.3%	(7.2	pp)	0.4	pp

*	pp denotes percentage points and this measure of change is calculated by subtracting the 2014 measure from the 2015 measure and the 2016 measure from the 2015 measure, respectively.

(1)	Cellular subscriber data refers to active subscribers. We use a six-month method of calculating our cellular subscriber base, which means that we deduct subscribers from our subscriber base after six months of no revenue generation and activity on our network by or in relation to the post-paid subscriber, no revenue generating calls or SMS for pre-paid subscriber and no data usage or less than NIS 1 of accumulated revenues from M2M (machine to machine) subscribers. The six-month method is, to the best of our knowledge, consistent with the methodology used by other cellular providers in Israel.

(2)	TV and Internet Infrastructure subscribers (households) refer to active subscribers.

(3)	Churn rate is defined as the total number of voluntary and involuntary permanent deactivations of cellular subscribers in a given period expressed as a percentage of the number of cellular subscribers at the beginning of such period. Involuntary permanent deactivations relate to cellular subscribers who have failed to pay their arrears for the period of six consecutive months. Voluntary permanent deactivations relate to cellular subscribers who terminated their use of our services. Churn rate data is excluding the above mentioned removals of subscribers.

(4)	Average monthly revenue per cellular subscriber (ARPU) is calculated by dividing revenues from cellular services for the period by the average number of cellular subscribers during the period and by dividing the result by the number of months in the period. Revenues from inbound roaming services and hosting services are included even though the number of subscribers in the equation does not include the users of those roaming and hosting services. Inbound roaming services and hosting services are included because ARPU is meant to capture all service revenues generated by a cellular network. Revenues from sales of Subscription Repair Services are included because they represent recurring revenues generated by subscribers, but revenues from sales of handsets (which for purposes of this report may include other types of cellular end user equipment, such as tablets), Random Repair Services, and other services are not. We and industry analysts, treat ARPU as a key performance indicator of a cellular operator because it is the closest meaningful measure of the contribution to service revenues made by an average subscriber.

We have set out below the calculation of cellular ARPU for each of the periods presented:

	Year Ended December 31,
	2014	2015	2016
	(In NIS millions, except number of subscribers and months)

Revenues	4,570	4,180	4,027
less revenues from equipment sales	1,005	1,048	994
less other revenues*	941	869	881

Revenues used in ARPU calculation (in NIS millions)	2,624	2,263	2,152
Average number of subscribers	3,034,946	2,898,987	2,832,407
Months during period	12	12	12
ARPU (in NIS, per month)	72	65	63

*	Other revenues include revenues from other communications services such as internet, transmission services and local and international landline services.

(5)	EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net; (excluding expense related to employee retirement plans) income tax; depreciation and amortization; and share based payments. We present EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our significant debt), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with fixed assets. EBITDA should not be considered in isolation or as a substitute for operating income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of our profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this annual report, may not be comparable to similarly titled measures reported by other companies due to differences in the way these measures are calculated.

The following is a reconciliation of EBITDA with net income and operating income:

	Year Ended December 31,
	2014	2015	2016
	(In NIS millions)
Net income	354	97	150
Financing expenses, net	198	177	150
Taxes on income	110	36	10
Operating income	662	310	310
Other expenses (income), net	7	(3)	8
Depreciation and amortization	610	562	534
Share based payments	3	3	6
EBITDA	1,282	872	858

(6)	Operating income margin is defined as operating income as a percentage of total revenues for each of the applicable periods.

(7)	EBITDA margin is defined as EBITDA as a percentage of total revenues for each of the applicable periods.

The following table sets forth our consolidated statements of income as a percentage of total revenues from operations for the periods indicated:

	Year Ended December 31,
	2014	2015	2016
Revenues	100.0%	100.0%	100.0%
Cost of revenues	59.7%	66.1%	67.1%
Gross profit	40.3%	33.9%	32.9%
Selling and marketing expenses	14.7%	14.8%	14.3%
General and administrative expenses	10.1%	11.1%	10.4%
Other (income) expenses, net	1.0%	0.5%	0.5%
Operating income	14.5%	7.4%	7.7%
Financing expenses, net	4.3%	4.2%	3.7%
Income before income tax	10.2%	3.2%	4.0%
Income tax	2.4%	0.9%	0.2%
Net income	7.7%	2.3%	3.7%

Revenues

	Year Ended December 31,			Change
	2014	2015	2016	2015 vs. 2014	2016 vs. 2015
	(In NIS millions)
Revenues	4,570	4,180	4,027	(8.5%)	(3.7%)

The decrease in revenues in 2016 compared with 2015 is attributable to a 3.2% decrease in service revenues, driven by a decrease in the cellular segment's service revenues and a 5.2% decrease in equipment revenues. The decrease in service revenues was partially offset by an increase in revenues from the fixed-line segment in the Internet and TV fields.

The decrease in revenues in 2015 compared with 2014 is attributable mainly to a 12.1% decrease in service revenues due to the intensified competition in the cellular market as well as a decrease in ISP and international calling revenues. The decrease in service revenues was partially offset by a 4.3% increase in equipment revenues and revenues from TV fields services launched at the end of 2014.

The following table sets forth the breakdown of our revenues for the periods indicated based on the various sources thereof:

	2014		2015		2016
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(in NIS millions)		(in NIS millions)		(in NIS millions)
Service revenues:
Cellular services	2,487	54.4%	2,121	50.7%	2,025	50.3%
Fixed-line communication
services*	940	20.6%	866	20.7%	871	21.6%

Other services**	138	3.0%	145	3.5%	137	3.4%
Total service revenues	3,565	78.0%	3,132	74.9%	3,033	75.3%
Equipment revenues	1,005	22.0%	1,048	25.1%	994	24.7%
Total revenues	4,570	100.0%	4,180	100.0%	4,027	100.0%

*	Consists mainly of international calling services, landline telephony services, transmission services , hubbing services, internet services (ISP and internet infrastructure services) and TV services.

**	Consists of repair services fees.

During 2016, service revenues (comprising 75.3% of total revenues) decreased 3.2%, compared with 2015. This decrease in service revenues resulted mainly from a 4.5% decrease in revenues from cellular services due to the ongoing price erosion of those services and a decrease in subscriber base resulting from the intensified competition in the cellular market. Fixed-line service revenues totaled NIS 871 million in 2016 compared to NIS 866 million in 2015.

During 2015, service revenues (comprising 74.9% of total revenues) decreased 12.1%, compared with 2014. This decrease in service revenues resulted mainly from a 14.7% decrease in revenues from cellular services due to the ongoing price erosion of those services and a decrease in subscriber base resulting from the intensified competition in the cellular market. The decrease in service revenues also resulted from a decrease in revenues from internet services as well as decrease in revenues from long distance call services. Fixed-line contribution to service revenues totaled NIS 866 million (excluding inter-company revenues) in 2015, as compared to NIS 940 million in 2014.

Fixed-line service revenues totaled NIS 871 million in 2016 compared to NIS 866 million in 2015. This increase in fixed-line service revenues resulted mainly from an increase in revenues from Internet and TV fields. Such increase was partially offset by a decrease in revenues from long distance calls.

During 2015, revenues from fixed-line communications services decreased 7.8% as a result of a decrease in internet services revenues due to price erosion as well as a decrease in long distance call services revenues, which were partially offset by revenues from OTT TV services launched at the end of 2014.

During 2016, revenues from other services decreased 6.2%, compared with 2015. This decrease resulted from a decrease in repair services.

During 2015, revenues from other services increased 5.1%, compared with 2014. This increase resulted from an increase in repair services.

During 2016, equipment revenues (comprising 24.7% of total revenues) decreased 5.1%, compared with 2015. This decrease resulted mainly from a decrease in the quantity of cellular segment end user equipment sold during 2016 as compared to 2015. This decrease was partially offset by an increase in end user equipment sales in the fixed-line segment.

During 2015, equipment revenues (comprising 25.1% of total revenues) increased 4.3%, compared with 2014. This increase resulted from an approximately 63.9% increase in fixed-line end-user equipment revenues totaled NIS 118 million in 2015, compared to NIS 72 million in 2014.

The following table sets forth the breakdown of our revenues for the periods indicated based on the types of subscribers:

	2014		2015		2016
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(in NIS millions)		(in NIS millions)		(in NIS millions)
Individual	3,296	72.1%	3,000	71.8%	2,832	70.3%
Business	1,087	23.8%	1,011	24.2%	971	24.1%
Other*	187	4.1%	169	4.0%	224	5.6%
Total	4,570	100.0%	4,180	100.0%	4,027	100.0%

*	Consists of revenues from inbound roaming services, hosting services and other services.

A breakdown of revenues according to types of subscribers (individual and business) during 2016 compared with 2015, shows a 5.6% decrease in revenues attributable to individual subscribers and a 4.0% decrease in revenues attributable to business subscribers. These decreases resulted mainly from the ongoing erosion in the price of cellular services, resulting from the intensified competition in the cellular market. The decrease in revenues attributable to both individual and business subscribers also resulted from a decrease in revenues in the fixed-line segment from international calling services which primarily resulted from price erosion due to market competition.

A breakdown of revenues according to types of subscribers (individual and business) during 2015 compared with 2014, shows a 9.0% decrease in revenues attributable to individual subscribers and a 7.0% decrease in revenues attributable to business subscribers. These decreases resulted mainly from the ongoing erosion in the price of cellular services, resulting from the intensified competition in the cellular market. The decrease in revenues attributable to both individual and business subscribers also resulted from a decrease in revenues in the fixed-line segment from internet services and international calling services which primarily resulted from price erosion due to market competition.

The following table sets forth the breakdown of our revenues for the periods indicated based on the types of subscription plans:

	2016		2015		2016
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(in NIS millions)		(in NIS millions)		(in NIS millions)
Pre-paid	317	6.9%	251	6.0%	207	5.1%
Post-paid	4,066	89.0%	3,760	90.0%	3,596	89.3%
Other*	187	4.1%	169	4.0%	224	5.6%
Total	4,570	100.0%	4,180	100.0%	4,027	100.0%

*	Consists of revenues from inbound roaming services, hosting services and other services.

A breakdown of revenues according to types of subscription plans (pre-paid and post-paid) during 2016 compared with 2015, shows a 4.4% decrease in revenues attributable to post-paid subscribers and a 17.5% decrease in revenues attributable to pre-paid subscribers. The decrease in revenues attributable to post-paid subscribers was primarily the result of the ongoing erosion in the price of cellular services, resulting from the intensified competition in the cellular market. This decrease resulted also from a decrease in revenues in the fixed-line segment from international calling services. The decrease in revenues attributable to pre-paid subscribers resulted mainly from increased churn of pre-paid cellular subscribers, as well as from the ongoing price erosion. A breakdown of revenues according to types of subscription plans (pre-paid and post-paid) during 2015 compared with 2014, shows a 7.5% decrease in revenues attributable to post-paid subscribers and a 20.8% decrease in revenues attributable to pre-paid subscribers. The decrease in revenues attributable to post-paid subscribers was primarily the result of the ongoing erosion in the price of cellular services, resulting from the intensified competition in the cellular market. This decrease resulted also from a decrease in revenues in the fixed-line segment from internet services and international calling services. The decrease in revenues attributable to pre-paid subscribers resulted mainly from increased churn of pre-paid cellular subscribers, as well as from the ongoing price erosion.

Segment Revenues Discussion

We operate in two operating segments:

Cellular Segment – this segment includes the cellular communications services, cellular equipment and supplemental services.

Fixed-line Segment – this segment includes landline telephony services, internet infrastructure and connectivity services (ISP), television services, landline equipment and supplemental services.

These segments are managed separately for the purposes of allocating resources and assessing performance.

We started presenting our operations in these two segments as of January 1, 2016 and adjusted our operating segment reporting for 2015 and 2014 on a retroactive basis; therefore, the segment reporting for those periods reflects the new reporting format.

We measure revenues on an operating segment basis. The following is a discussion of our revenues for our two operating segments:

	Year Ended December 31,			Change
	2014	2015	2016	2015 vs. 2014	2016 vs. 2015
	(In NIS millions)
Cellular service revenues	2,647	2,273	2,162	(14.1%)	(4.9%)
Cellular equipment revenues	933	930	836	(0.3%)	(10.1%)
Total cellular revenues	3,580	3,203	2,998	(10.5%)	(6.4%)
Fixed-line service revenues	1,140	1,063	1,071	(6.8%)	0.8%
Fixed-line equipment revenues	71	118	158	66.2%	33.9%
Total Fixed-line revenues	1,211	1,181	1,229	(2.5%)	4.1%
Consolidation adjustments	(221)	(204)	(200)	(7.7%)	(2.0%)
Consolidated revenues	4,570	4,180	4,027	(8.5%)	(3.7%)

Cellular Segment

Revenues from the cellular segment in 2016 totaled NIS 2,998 million (including inter-segment revenues), compared to NIS 3,203 million in 2015. The decrease was primarily due to a decline in service revenues of 4.9% due to the ongoing erosion in the price of cellular services resulting from the intensified competition in the market and a decrease in cellular equipment revenues of 10.1% compared to 2015.

Revenues from the cellular segment in 2015 totaled NIS 3,203 million (including inter-segment revenues), compared to NIS 3,580 million in 2014. The decrease was primarily due to a decline in service revenues of 14.1% due to the ongoing erosion in the price of cellular services resulting from the intensified competition in the market and a decrease in cellular equipment revenues of 0.3% compared to 2014.

Fixed-line Segment

Revenues for the fixed-line segment in 2016 totaled NIS 1,229 million (including inter-segment revenues), compared to NIS 1,181 million in 2015. This increase resulted mainly from an increase in fixed-line equipment sales revenues, as well as an increase in service revenues such as Internet and TV fields. The increase was partially offset by a decrease in revenues from long distance calling services.

Revenues for the fixed-line segment in 2015 totaled NIS 1,181 million (including inter-segment revenues), compared to NIS 1,211 million in 2014. This decrease resulted mainly from an increase in fixed-line equipment sales revenues, as well as an increase in service revenues such as Internet and TV fields. The increase was partially offset by a decrease in revenues from long distance calling services.

Segment EBITDA Discussion

We measure EBITDA on an operating segment basis. See note 6 to our financial statements included elsewhere in this report for details of this measure of segment profitability. We define segment EBITDA as income for a segment before financing income (expenses), net; other income (expenses), net (excluding expenses related to employee retirement plans); income tax; depreciation and amortization; and share based payments.

Cellular segment

In 2016, the cellular segment generated EBITDA of NIS 625 million compared to NIS 601 million in 2015, a 4.0% increase. The increase resulted mainly from an increase in revenues from national roaming, and from a decrease in operating expenses, mainly as a result of efficiency measures we implemented during 2016 which led to a decrease in salary and other costs partially offset by a decrease of cellular service revenues due to the ongoing erosion in prices of cellular services.

In 2015, the cellular segment generated EBITDA of NIS 601 million compared to NIS 823 million in 2014, a 27.0% decrease. The decrease resulted mainly from a decrease in service revenues, as a result of the increased competition in the market, partially offset by a decrease in operating expenses, mainly as a result of efficiency measures we implemented during 2015.

Fixed-line segment

In 2016, the fixed-line segment generated EBITDA of NIS 233 million compared to NIS 271 million in 2015, a 14.0% decrease. The decrease primarily resulted from an erosion in the long distance calling revenues and an erosion in internet field profitability.

In 2015, the fixed-line segment generated EBITDA of NIS 271 million compared to NIS 459 million in 2015, a 41.0% decrease. The decrease primarily resulted from erosion in our long distance calling service revenues and erosion in profitability in the internet field as well as our entering a new field of TV in 2015, which entailed an increase in costs.

Cost of revenues and gross profit

	Year Ended December 31,			Change
	2014	2015	2016	2015 vs. 2014	2016 vs. 2015
	(In NIS millions)
Cost of service revenues	1,983	2,000	2,028	0.9%	1.4%
Cost of equipment revenues	744	763	674	2.6%	(11.7%)
Total cost of revenues	2,727	2,763	2,702	1.3%	(2.2%)
Gross profit	1,843	1,417	1,325	(23.1%)	(6.5%)

The increase in cost of service revenues in 2016 compared with 2015 mainly resulted from an increase in content costs related to the TV field and in costs related to the landline wholesale market field. This increase was partially offset by efficiency measures we implemented during 2016 which led to a decrease in salary and other maintenance costs. The increase in cost of service revenues in 2015 compared with 2014 mainly resulted from an increase in content costs related to TV field services launched at the end of 2014. Cost of service revenues in 2014 also benefited from a one-time reduction of a provision for cell-sites rent expenses in the amount of NIS 44 million, as well as a one-time cancelation of a provision for communications cables expenses in the amount of NIS 22 million. This increase was partially offset by a decrease in other cost of revenues expenses such as depreciation and maintenance.

The decrease in cost of equipment revenues resulted mainly from a decrease in costs of end user equipment, primarily as a result of a decrease in the quantity of handsets sold during 2016 as compared to 2015.

The increase in cost of equipment revenues in 2015 compared with 2014, resulted mainly from an increase in cost of equipment revenues in the Fixed-line segment to NIS 101 million in 2015 from NIS 55 million in 2014, due to the increase in sales of equipment to business customers, partially offset by an decrease in the average cost of cellular handsets.

The decrease in gross profit in 2016 compared with 2015 resulted mainly from the ongoing erosion in the price of cellular services, an increase in content costs related to the TV field and in costs related to the landline wholesale market field.

The decrease in gross profit in 2015 compared with 2014 resulted mainly from the ongoing erosion in the price of cellular services and an increase of cost of revenues mainly due to one-time events during 2014.

Selling and marketing expenses and general and administrative expenses

	Year Ended December 31,			Change
	2014	2015	2016	2015 vs. 2014	2016 vs. 2015
	(In NIS millions)
Selling and marketing expenses	672	620	574	(7.7%)	(7.4%)
General and administrative expenses	463	465	420	(0.1%)	(9.7%)
Total	1,135	1,085	994	(4.4%)	(8.4%)

The decrease in selling and marketing expenses in 2016 compared with 2015, was primarily the result of efficiency measures we implemented, which led to a decrease in salary costs, as well as a one-time expense in 2015 as a result of entering a collective employment agreement and from a decrease in amortization expenses.

The decrease in selling and marketing expenses in 2015 compared with 2014, was primarily the result of efficiency measures we implemented, which led to a decrease in advertising and other expenses and from a decrease in amortization expenses in 2015 compared with 2014 attributable to the acquisition of Netvision.

The decrease in general and administrative expenses in 2016 compared with 2015, resulted mainly from efficiency measures we implemented, which led to a decrease in IT (Information Technology) expenses and other expenses as well as a decrease in depreciation expenses.

The increase in general and administrative expenses in 2015 compared with 2014, resulted mainly from an increase in employee welfare costs as a result of the collective employment agreement, partially offset by efficiency measures we implemented, which led to a decrease in IT expenses and other expenses.

Other income (expenses), net

	Year Ended December 31,
	2014	2015	2016
	(In NIS millions)
Other income (expenses), net	(46)	(22)	(21)

Other expenses in 2016 primarily include an expense of NIS 13 million following an employee voluntary retirement plan executed in the second quarter of 2016, compared to an expense of NIS 25 million following an employee voluntary retirement plan for employees executed in the second quarter of 2015. Other expenses include also capital losses from sale of property, plant and equipment.

Other expenses in 2015 primarily include an expense of NIS 25 million following an employee voluntary retirement plan executed in the second quarter of 2015, compared to an expense of NIS 39 million following an employee voluntary retirement plan for employees executed in the second quarter of 2014.

Financing expenses, net

	Year Ended December 31,
	2014	2015	2016
	(In NIS millions)
Financing expenses	(298)	(232)	(196)
Financing income	100	55	46
Financing expenses, net	(198)	(177)	(150)

Financing expenses, net, for 2016 decreased 15.3% compared with 2015. The decrease resulted mainly from a decrease in interest expenses associated with our debentures, due to a decrease in our average debt level in 2016 compared to 2015.

Financing expenses, net, for 2015 decreased 10.6% compared with 2014. The decrease resulted mainly from a decrease in interest expenses associated with our debentures, due to a decrease in our average debt level of approximately NIS 600 million in 2015 compared to 2014.

Interest and CPI linkage expenses associated with the principal amount of the debentures incurred during 2014, 2015 and 2016 were approximately NIS 251 million, NIS 169 million and NIS 157 million, respectively.

Income tax

	Year Ended December 31,			Change
	2014	2015	2016	2015 vs. 2014	2016 vs. 2015
	(In NIS millions)
Taxes on income	110	36	10	(67.3%)	(72.2%)

Taxes on income for 2016 decreased 72.2% compared with 2015. This decrease resulted mainly from the positive effects of a tax assessment agreement for the years 2012-2013 and a decrease in the corporate tax rate for the following years.

Taxes on income for 2015 decreased 67% compared with 2014. This decrease resulted mainly from the decrease in profit before income tax, attributed primarily to the adverse effect on our results, resulting from the intensified competition in the communications market.

Net income

	Year Ended December 31,			Change
	2014	2015	2016	2015 vs. 2014	2016 vs. 2015
	(In NIS millions)
Net income	354	97	150	(72.6%)	54.6%

The increase in net income in 2016 compared with 2015, was primarily due to a decrease in financing expenses, net, mainly from a decrease in interest expenses associated with our debentures, due to a decrease in our average debt level, and from tax income, as a result of a tax assessment agreement for the years 2012-2013 and a decrease in corporate tax rate for the following years.

The decrease in net income in 2015 compared with 2014, was primarily due to a significant decrease in operating profit, attributed primarily to the adverse effect on our results resulting from the intensified competition in the communications market and erosion in revenues.

B. LIQUIDITY AND CAPITAL RESOURCES

General

Our liquidity requirements relate primarily to working capital requirements, debt service, capital expenditures for the expansion and enhancement of our networks, end user equipment and payment of dividends, to the extent declared. We fund these requirements through cash flows from operations and raising new debt.

Since institutional investors were required to follow certain procedures and requirements pursuant to Israeli regulation before investing in non-governmental debentures, our series F through K indentures include certain limitations and covenants. For additional details see "– Debt Service" below. These limitations are generally also included in our other credit facilities (see "– Other Credit Facilities" below) and are expected to apply to any additional debt incurred by us. These procedures, limitations and covenants limit our freedom to conduct our business, may impose additional costs on us and may limit our ability to borrow additional debt from Israeli institutional investors as well as adversely affect the terms and price of such debt raising.

In May 2012 and June 2013, the rating of our debentures was downgraded. Though the rating of our debentures remained stable since then, any downgrade in our ratings may adversely affect the terms and price of our debt or additional debt raised, particularly through the issuance of debentures to institutional investors, which, given the limitation on the ability of Israeli banks to lend money to us pursuant to the “Guidelines for Sound Bank Administration” issued by the Israeli Supervisor of Banks (as we are a member of IDB’s group of borrowers), may limit our ability to obtain additional financing to operate, develop and expand our business or to refinance existing debt. We believe that our free cash flow together with our financial reserves and our other credit facilities will be sufficient to fund our anticipated cash needs for working capital, capital expenditures and debt service for at least the next 12 months, including the distribution of dividends, should our Board of Directors decide to reinstate dividend payments (after having suspended dividend declaration after the dividend declaration for the third quarter of 2013 in order to strengthen our balance sheet) Our future capital requirements will depend on many factors, including level of revenues, the timing and extent of spending to support marketing and subscriber retention efforts, the expansion of sales and marketing activities and the timing of introductions of new products and enhancements of existing products, the level and timing of investing in our future networks, our OTT TV services and our internet infrastructure (via the wholesale market) services and any decision to reinstate dividends. Our Board of Directors would not expect to reinstate dividends unless it believes that our cash flow and available reserves will be sufficient to fund our needs, including our dividends.

In February 2006, our Board of Directors adopted a policy to distribute each year at least 75% of our annual net income as dividends, subject to compliance with applicable law, our license and contractual obligations and so long as the distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. We undertook limitations on dividend distributions in our indentures of series F through K debentures and in other credit facilities. See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy”, "– Debt Service" and "–Other Credit Facilities" below. In respect of 2016, our Board of Directors chose not to declare dividends given the intensified competition and its adverse effect on our results of operations and in order to strengthen our balance sheet. It is possible that our Board of Directors’ estimate of our cash needs will be incorrect, or that events could occur that could increase our cash needs beyond anticipated. If that occurs, we may not have sufficient cash to cover these needs as a result of various expenditures previously made by the Company, including prior investments and expenses and prior dividend payments, and we would need to identify additional sources of financing, which could include equity or debt financing. We may not be able to obtain such financing on acceptable terms or at all.

Dividend payments

In 2014, 2015 and 2016 our Board of Directors chose not to declare dividends given the intensified competition and its adverse effect on our results of operations and in order to strengthen our balance sheet. During 2013, we distributed cash dividends in the aggregate amount of approximately NIS 85 million ($22 million), in respect of the third quarter of 2013 only, out of our retained earnings, and our Board of Directors chose not to declare dividends for the first, second, and fourth quarters of 2013, for the above reasons.

Debt service

Shelf Prospectus

In June 2014, we filed a shelf prospectus with the Israeli Securities Authority, or ISA, and the Tel Aviv Stock Exchange, or TASE. The shelf prospectus allows us, from time to time, until June 2017, to offer and sell various securities including debt and equity, in Israel, in one or more offerings, subject to filing a supplemental shelf offering report, that describes the terms of the securities offered and the specific details of the offering. In January 2015, we filed an amendment to the shelf prospectus with the ISA and TASE, which allowed us to offer the debentures holders of our series D and E debentures, to exchange them with our series H and I debentures, respectively, as described below under "Public Debentures". At this stage, no decision has been made as to the execution of any offering, nor as to its scope, terms and timing, if executed, and there is no certainty that such offering will be executed.

The shelf prospectus includes our undertaking to comply with certain reporting obligations under the Israeli securities law in the event of certain warning signs of financial stress.

Public debentures

Our Series B debentures were issued in December 2005 and January 2006, to institutional and other investors in private placements and in May 2006, we issued additional debentures. The debentures are listed on the Tel Aviv Stock Exchange. As of December 31, 2016, Series B consisted of approximately NIS 185 million ($48 million) aggregate principal amount of debentures (after we repaid the principal payments in January of each 2013- 2016 in the sum of approximately NIS 185 million ($48 million) each). In January 2017 we repaid another principal payment in the same amount and repaid the Series B debentures in full.

Our series D debentures were issued in October 2007 to the public in Israel. In February 2008 we issued, in a private placement, additional debentures of this Series. In April 2009 and March 2011 (under our 2009 Shelf Prospectus) and in August 2011 (under our 2011 Shelf Prospectus), we issued to the public in Israel additional Series D debentures. The debentures are listed for trading on the Tel Aviv Stock Exchange. In February 2015, pursuant to an exchange offer of our Series H and I debentures for a portion of our outstanding Series D and E debentures, respectively, or the Exchange Offer, we exchanged approximately NIS 555 million ($ 144million) principal amount of our Series D debentures with approximately NIS844 million ($ 220 million) principal amount of Series H debentures. Following the consummation of the Exchange Offer, our Series D debentures consisted of approximately NIS 899 million ($234 million) principal amount. As of December 31, 2016, Series D debentures consisted of approximately NIS 299 million ($78 million) aggregate principal amount (after we repaid principal payments in July of each 2013-2014 and July of each 2015-2016 in the sum of approximately NIS 485 million ($126 million) and NIS 300million($78 million), respectively and after the aforementioned exchange).

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

Our Series E debentures were issued in April 2009, to the public in Israel based on our 2009 shelf prospectus. In March 2011 (under our 2009 Shelf Prospectus) and in August 2011(under our 2011 Shelf Prospectus), we issued to the public in Israel additional Series E debentures. The debentures were listed for trading on the Tel Aviv Stock Exchange. In February 2015, pursuant to the Exchange Offer, we exchanged approximately NIS 272 million ($ 71million) principal amount of Series E debentures with approximately NIS335 million ($ 87million) principal amount of Series I debentures. Following the consummation of the Exchange Offer, our Series E debentures consisted of approximately NIS 327million ($85 million) principal amount. As of December 31, 2016, these debentures consisted of approximately NIS 164 million ($42 million) aggregate principal amount (after we repaid principal payments in January of each 2012- 2015 and in January 2016 in the amount of approximately NIS 300 million ($78 million) and approximately NIS 164 ($43 million), respectively). In January 2017, we repaid another principal payment in the amount of approximately NIS 164 ($43 million), and repaid the Series E debentures in full.

Our Series F and G debentures were issued in March 2012 to the public in Israel under our 2011 shelf prospectus (as amended in March 2012) and were listed for trading on the Tel Aviv Stock Exchange. As of December 31, 2016, these debentures consisted of approximately NIS 715 million ($186 million) aggregate principal amount Series F debentures (and in January 2017, we repaid a principal payment in the amount of approximately NIS 71 ($18 million)) and approximately NIS 285 million ($74 million) aggregate principal amount Series G debentures (and in January 2017, we repaid another principal payment in the amount of approximately NIS 57 ($15 million)).

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

Our Series H and I debentures were issued in July 2014 to the public in Israel under our 2014 shelf prospectus and were listed for trading on the Tel Aviv Stock Exchange. In February 2015, pursuant to the Exchange Offer, under our 2014 shelf prospectus and in a private offering, we issued approximately NIS 844 million ($220 million) principal amount of Series H debentures and approximately NIS 335 million ($87 million) principal amount of series I debentures in exchange for approximately NIS 555 million ($144 million) principal amount of Series D debentures and approximately NIS 272 million ($71 million) principal amount of Series E debentures, respectively. In March 2016, we issued approximately NIS 246 million ($64 million) aggregate principal amount of additional Series I debentures to certain institutional investors in a private offering. As of December 31, 2016, our Series H and I debentures consisted of approximately NIS 950 million ($247 million) principal amount and NIS 804 million ($209 million) principal amount.

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

Our Series J and K debentures were issued in September 2016 to the public in Israel under our 2014 shelf prospectus and were listed for trading on the Tel Aviv Stock Exchange. As of December 31, 2016, our Series J and K debentures consisted of approximately NIS 103 million ($27 million) principal amount and NIS 304 million ($79 million) principal amount.

The Series J debentures principal is payable in six installments, of which the first four installments of 15% of the principal each are payable on July 5 of the years 2021 through 2024, and the remaining two installments of 20% of the principal each are payable on July 5 of the years 2025 and 2026. The interest on the Series J debentures is payable on January 5 and on July 5 of each of the years 2017 through 2026. The Series J debentures bear interest at the rate of 2.45% per annum, linked to the Israeli Consumer Price Index for August 2016.

The Series K debentures principal is payable in six installments, of which the first four installments of 15% of the principal each are payable on July 5 of the years 2021 through 2024, and the remaining two installments of 20% of the principal each are payable on July 5 of the years 2025 and 2026. The interest on the Series K debentures is payable on January 5 and on July 5 of each of the years 2017 through 2026. The Series K debentures bear interest at the rate of 3.55% per annum, without linkage.

The Series J and Series K debentures are unsecured and contain standard terms and conditions in addition to certain additional undertakings by us generally similar to the terms of our existing Series G and Series H debentures.

As of December 31, 2016, we complied with the above covenants.

Other credit facilities

In May 2015, we entered into a loan agreement with two Israeli financial institutions, or Lenders, according to which the Lenders have agreed, subject to certain customary conditions, to provide us two deferred loans for the total principal amount of NIS 400 million, without any linkage, as follows:

·	A principal amount of NIS 200 million was provided to us in June 2016, and will bear an annual fixed interest of 4.6%. The loan's principal amount will be payable in four equal annual payments on June 30 of each of the years 2018 through 2021 (inclusive). The interest will be paid in ten semi-annual installments on June 30 and December 31, of each calendar year commencing December 31, 2016 through and including June 30, 2021.

·	A principal amount of NIS 200 million will be provided to us in June 2017, and will bear an annual fixed interest of 5.1%. The loan's principal amount will be payable in four equal annual payments on June 30 of each of the years 2019 through 2022 (inclusive). The interest will be paid in ten semi-annual installments on June 30 and December 31, of each calendar year commencing December 31, 2017 through and including June 30, 2022.

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

In August 2015, we entered into a loan agreement with an Israeli bank, or Lender, according to which the Lender has agreed, subject to certain customary conditions, to provide us a deferred loan in a principal amount of NIS 140 million, without any linkage, which was provided to us in December 2016, and bears an annual fixed interest of 4.9%. The loan's principal amount will be payable in five equal annual payments on June 30 of each of the years 2018 through 2022 (inclusive).

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

As of December 31, 2016, we complied with the above covenants.

In the ordinary course of business, from time to time, we and our subsidiaries, enter into framework agreements with banks for various banking services, such as credit lines and hedging transactions. In March 2015, we entered an extended payment terms agreement with a certain supplier, which includes terms similar to our deferred loans agreements.

Capital expenditure

Our accrual capital expenditure in 2014, 2015 and 2016 amounted to NIS 467 million, NIS 396 million and NIS 382 million, respectively. Accrual capital expenditure is defined as investment in fixed assets and certain intangible assets, such as spectrum licenses, rights of use of communications lines, networks' enhancement and expansion and development of new products and services, during a given period. For the periods under review, a key focus of our capital investment has been the enhancement and expansion of our existing networks and transmission infrastructure and deployment of our LTE network as well of investing in information system hardware and software.

Cash flows from operating activities

Cash flows from operating activities totaled NIS 781 million in 2016, a decrease from NIS 836 million in 2015. The decrease in cash flow is primarily attributed to a decrease in proceeds from customers due to the decrease in service revenues.

Cash flows from operating activities totaled NIS 836 million in 2015, a decrease from NIS 1,557 million in 2014. The decrease in cash flow is primarily attributed to a decrease in proceeds from customers due to the decrease in service revenues.

Cash flows from investing activities

The net cash flows from operating activities is the main capital resource for our investment activities. In 2014, 2015 and 2016, our net cash used in investing activities amounted to NIS 350 million, NIS 96 million and NIS 364 million, respectively. The payments were used primarily for the improvement and expansion of our networks and information systems infrastructures. The increase in 2016 compared with 2015 resulted mainly from a repayment of a long-term deposit and cashing out part of our current investments in tradable debentures in 2015. The decrease in 2015 compared with 2014 resulted mainly from a decrease in investments in tradable debentures.

Cash flows from financing activities

In 2016, net cash received in financing activities amounted to NIS 62 million compared to NIS 1,136 million in 2015. The net cash we received is primarily attributable to the issuance of new series of debentures and receipt of new loans from financial institutions in a total net amount of NIS 993 million in 2016.

In 2015, net cash used in financing activities amounted to NIS 1,136 million compared to NIS 1,106 million in 2014. The increase is primarily attributable to the issuance of new series of debentures for a net consideration of NIS 326 million in 2014.

Working capital

Our working capital as of December 31, 2016 was NIS 1,069 million, compared with NIS 625 million as of December 31, 2015. The increase in working capital was primarily due to an increase in cash and cash equivalents.

Our working capital as of December 31, 2015 was NIS 625 million, compared with NIS 837 million as of December 31, 2014. The decrease in working capital was primarily due to a decrease in trade receivables.

Trade receivables

Trade receivables consist of outstanding amounts due from customers, mainly for cellular, ISP and landline telephony services and handsets and accessories, net of the allowance for doubtful accounts. Most of our handset sales are made on an installment basis (generally, 36 monthly payments). Installments due in the twelve months following the balance sheet date are included in current trade receivables; the remaining installments are included in long-term receivables. As of December 31, 2016, net current trade receivables amounted to NIS 1,325 million compared with NIS 1,254 million as at December 31, 2015 and NIS 1,417 million as at December 31, 2014. Net long-term trade receivables as of December 31, 2016 amounted to NIS 461 million compared with NIS 467 million as at December 31, 2015 and NIS 476 million as at December 31, 2014. The increase in trade receivables (current and long-term) in 2016 compared with 2015 was mainly due to an increase of national roaming and operating operators, and the decrease in 2015 compared with 2014 was mainly due to the decrease in revenues as a result of the intensified competition in the cellular market. The current maturity of long-term receivables as of December 31, 2016 was NIS 566 million, compared with NIS 563 million as of December 31, 2015 and NIS 606 million as of December 31, 2014.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

D. TREND INFORMATION

Trend information is included throughout the other sections of this Item 5.

E. OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, except future commitments and agreements that are detailed in this report.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Set forth below is a description of our contractual cash obligations, in millions of NIS, as of December 31, 2016.

	Total	2017	2018- 2019	2020-2021	2022 and Beyond
Long-term debt obligations (including interest)(1)	4,839	1,030	1,415	1,013	1,382
Operating lease obligations	947	274	364	206	103
Purchase obligations	730	308	422	1	-
Total	6,517	1,612	2,201	1,219	1,485

(1)	Interest does not include any increase in interest that would be required based on increases in the Israeli CPI.

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

Indefinite-lived intangible assets

Once a year and for the same date, or more frequently if there are indications of impairment, we estimate the recoverable amount of each cash-generating unit that contains goodwill. Cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. We monitor goodwill at operating segments level. As regards cash-generating units that include goodwill, an impairment loss is recognized when the carrying amount of the cash-generating unit, after adjustment for goodwill, exceeds its recoverable amount.

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

New Accounting Standards Not Yet Adopted

IFRS 9 (2014), Financial Instruments ("final version of IFRS 9")

IFRS 9 (2014) is a final version of the standard, which includes revised guidance on the classification and measurement of financial instruments, and a new model for measuring impairment of financial assets. This guidance has been added to the chapter dealing with general hedge accounting requirements issued in 2013.

Classification and measurement of financial assets

In accordance with the final version of IFRS 9, there are three principal categories for measuring financial assets: amortized cost, fair value through profit and loss and fair value through other comprehensive income. The basis of classification for debt instruments is the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. Investments in equity instruments will be measured at fair value through profit and loss (unless the entity elected at initial recognition to present fair value changes in other comprehensive income).

We have adopted in an early adoption from 2012 the classification and measurement rules of IFRS 9 (2009), with respect of financial assets, which are described below, without adopting in an early adoption all of the other rules of the final version of IFRS 9:

Classification and measurement of financial liabilities

The changes in fair value of financial liabilities designated at fair value through profit or loss that are attributable to changes in its credit risk, should usually be recognized in other comprehensive income.

Hedge accounting - general

In accordance with the Final Version of IFRS 9, additional hedging strategies that are used for risk management will qualify for hedge accounting. The final version of IFRS 9 replaces the present 80%-125% test for determining hedge effectiveness, with the requirement that there be an economic relationship between the hedged item and the hedging instrument, with no quantitative threshold. In addition, the final version of IFRS 9 introduces new models that are alternatives to hedge accounting as regards credit exposures and certain contracts outside the scope of the final version of IFRS 9 and sets new principles for accounting for hedging instruments. In addition, the final version of IFRS 9 provides new disclosure requirements.

Impairment of financial assets

The final version of IFRS 9 presents a new ‘expected credit loss’ model for calculating impairment. For most financial assets, the new model presents a dual measurement approach for impairment: if the credit risk of a financial asset has not increased significantly since its initial recognition, an impairment provision will be recorded in the amount of the expected credit losses that result from default events that are possible within the twelve months after the reporting date. If the credit risk has increased significantly, in most cases the impairment provision will increase and be recorded at the level of lifetime expected credit losses of the financial asset.

The final version of IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with early adoption being permitted. It will be applied retrospectively with some exemptions.

We are examining the effects of the standard on the financial statements and planning to adopt the standard from January 1, 2018 without amending the comparative data but while adjusting balances of retained earnings and other components of equity as at January 1, 2018 (the initial date of application).

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

We examined the implications of the standard and intend to apply early adoption of IFRS 15 as from January 1, 2017 using the cumulative catch-up method, and adjusting the balance of retained earnings as at January 1, 2017.

In addition, we are considering applying the following principals at the transition date:

1)	Applying the cumulative catch-up method only for contracts not yet completed at the transition date; and

2)	Examining the aggregate effect of contract modifications that occurred before the date of initial application, instead of examining each modification on a separate basis.

The main impact of the standard application on our future financial statements is that customer acquisition costs will be capitalized when it is expected that we will recover these costs, instead of recognizing these costs in profit or loss as incurred, as was done to this day. Accordingly, incentives and commissions paid to our employees and resellers for securing contracts with customers, will be recognized as an asset and will be amortized to profit or loss in accordance with the expected revenue recognition from these contracts.

We intend to apply the practical exemption specified in the standard and to recognize customer acquisition costs in profit or lost when the expected amortization period of these costs is one year or less. Such customer acquisition costs capitalization is expected to have a material positive effect on our results of operations in the coming years, which will be leveled off in later years.

There is no material impact to such a change, in respect of contracts which have not been concluded to the date of transition, on the retained earnings at the initial date of application.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors, executive officers and other key employees as of December 31, 2016:

Name	Age	Position
Ami Erel (2), (3)	70	Chairman of the Board
Shlomo Waxe (1), (2), (4)	71	Independent Director
Ari Bronshtein (2), (4) *	47	Director
Ephraim Kunda (1), (2), (4), (5)	64	Independent Director
Joseph Barnea (1), (2), (3), (4), (5)	81	Independent / External Director
Ronit Baytel (1), (5)	49	Independent / External Director
Nir Sztern	46	President and Chief Executive Officer
Shlomi Fruhling	44	Chief Financial Officer
Yoni Sabag	44	Vice President of Marketing
Ron Shvili	49	Chief Technology Officer
Keren Shtevy	44	Vice President of Business Customers
Sharon Amit	50	Vice President of Human Resources
Amos Maor	53	Vice President of Sales and Service
Liat Menahemi Stadler	50	Vice President of Legal Affairs and Corporate Secretary
Teimuraz Romashvili	38	Vice President of Pre Paid Activity
Yaniv Gruenwald	42	Vice President of Television and Content
Ronnen Shles	49	Controller

(1)	Member of our Audit Committee.

(2)	Member of our Analysis Committee.

(3)	Member of our Option Committee.

(4)	Member of our Security Committee.

(5)	Member of our compensation Committee.

*	Mr. Bronshtein resigned from office in January 2017 and was replaced by Mr. Mauricio Wior, who was appointed by our Board of Directors as a member of our Board of Directors and Vice Chairman of the Board.

Ami Erel has served as Chairman of our Board of Directors since 2005. Mr. Erel also provides consulting services to Discount Investment Corporation Ltd. (where he served as President and Chief Executive Officer from 2001 to 2013) since July 2014. Until 2011, Mr. Erel served a period as Chief Executive Officer and a period as Chairman of the board of directors. From 1997 to 1999, he served as President and Chief Executive Officer of Bezeq – The Israeli Telecommunications Corporation Ltd. From 2011 to 2016, Mr. Erel also served as Deputy Chairman of the Board of Directors of ADAMA Agricultural Solutions Ltd. (where he served from 2006 as a director and later as Chairman of the Board of Directors). Mr. Erel also serves as a director of Shufersal Ltd., Elron Electronic Industries Ltd. (where he served from 1999 to 2001 as President and until January 2007 as Chairman of the Board of Directors), Knafaim Holdings Ltd. and Dan hotels Ltd. Mr. Erel served as the chairman of the executive committee of the Manufacturers Association of Israel from 2005 to 2009 and from 2009 to 2011 he served as the chairman of the Israel Export & International Cooperation Institute. Mr. Erel holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology.

Mauricio Wior has served as our Vice Chairman of our Board of Directors since January 2017. Mr. Wior has served as Deputy Chairman of the Board of Directors of Shufersal Ltd. and of Israir Aviation and Tourism Ltd. since 2016, a member of the board of directors of IRSA Inversiones y Representaciones Sociedad Anónima, IDB's controlling shareholder, since 2006, a member of the board of directors of Banco Hipotecario in Argentina, a substitute director in DIC, the Company's controlling shareholder, since 2014 and a member of the board of directors of additional private companies in Argentina. From 1990 to 2005, Mr. Wior served as the Chairman and CEO of cellular operators in Argentina, Uruguay, Chile, Ecuador, Peru and Venezuela, and as a senior executive of BellSouth Telecommunications, LLC. Mr. Wior holds a B.A in finance and accounting and an M.B.A. in Business Management, both from Tel Aviv University.

Shlomo Waxe has served as a member of our Board of Directors since 2006. Mr. Waxe has served as Director General of the Israel Association of Electronics and Software Industries from 2006 to 2016. From 2002 to 2005, he worked in the field of communications management and consultancy. From 1999 to 2001, he served as Chief Executive Officer of Zeevi Communications Ltd. From 1997 to 1999, he served as a consultant to cellular communications projects in Sao Paulo, Brazil and in Northeast Brazil. From 1993 to 1997, he served as the Director General of Israel’s Ministry of Communications. From 1990 to 1993, he served as commanding officer of the signal, electronics and computer corps of the Israel Defense Forces and he is a retired brigadier general. Mr. Waxe also serves as a member of the boards of directors of C. Mer Industries Ltd. and until 2009, served as a board member of Shrem, Fudim – Technologies Ltd. and until May 2012, served as a board member of Tambour Ltd. Mr. Waxe holds a B.A. in political science from the University of Haifa.

Ari Bronshtein served as a member of our Board of Directors since 2008 until January 2017. Mr. Bronshtein has served as Vice-President of DIC since January 2006. Since July 2010, he also has served as a Chief Executive Officer, and from May 2009 to June 2010 he served as co-Chief Executive Officer of Elron Electronic Industries Ltd. Mr. Bronstein also serves as a member of the boards of directors of various private companies. From 2004 to 2005, he served as Vice President and head of the Economics and Business Development division, and from 2000 to 2003, as Director of Finance and Investments, at Bezeq – The Israeli Telecommunications Corporation Ltd. Mr. Bronshtein holds a B.A. in finance and management and M.Sc. degree in finance and accounting, both from Tel Aviv University.

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

Joseph Barnea has served as a member of our Board of Directors since 2007. Mr. Barnea is a retired businessman. From 2012 to 2015, Mr. Barnea served as an external director of Imagesat International Ltd. He served as the Chief Executive Officer of Oxygen & Argon Works Ltd. from 1987 to 2005 and continued to serve as a member of its management until 2006. From 1985 to 1987, he served as the Chief Executive Officer of Telkoor Ltd. From 1980 to 1985, he served as a Vice President of Elscint Medical Imaging Ltd. Mr. Barnea is a member of the executive committee of the Israeli Industrialists Association and until 2007 he served as the Chairman of its Chemistry and Environment Association. From 2004 to 2009 Mr. Barnea served as a member of the board of the Israeli Export & International Cooperation Institute, from 2005 to 2014 he served as a member of the standard committee of the Israeli Standards Institute and prior to that, as a member of its board. From 2002 to 2004 he served first as President and then as Chairman of the International Oxygen Manufacturers Association (IOMA) USA. He served as Deputy Commander of the signal, electronics and computer corps of the Israeli Defense Forces. Mr. Barnea holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology and an M.Sc. in electrical engineering from Columbia University, New York, USA.

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

Shlomi Fruhling has served as our Chief Financial Officer since September 2013. Mr. Fruhling has served as a vice president of DIC from 2012. From 2008 to 2011 he served as VP Strategy and Finance of 013 Netvision Ltd. From 2005 to 2008 Mr. Fruhling has served as head economist of DIC. Mr. Fruhling holds a B.A. in economics and business administration from the Tel-Aviv Management College.

Yoni Sabag has served as our Vice President of Marketing since 2011. Mr. Sabag has served as head of our private sector marketing department, in charge of the private and small business sectors from 2006 to March 2011. From 2003 to 2006, he served as a director of marketing for the private sector. Mr. Sabag has been a member of our marketing department since 2000.

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

B.       COMPENSATION

Compensation Policy

Our compensation policy, described below, was approved by our compensation committee and board of directors and subsequently approved by our shareholders in January 2017 and shall be in effect for a period of three years therefrom.

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

The policy will apply to any compensation determined after approval by the Company's shareholders and will not, and is not intended to, apply to or deemed to amend employment and compensation terms of executive officers existing prior to the adoption of this compensation policy by the Company.

The compensation policy does not grant any rights to the Company’s directors and executive officers, and the adoption of the compensation policy does not grant any of the Company’s Directors and executive officers a right to receive any elements of compensation set forth in the compensation policy. The elements of compensation to which a director or executive officer will be entitled, will be exclusively those that are determined specifically in relation to him or her in accordance with the requirements of the Israeli Companies Law, 1999, or the Companies Law, and the regulations promulgated thereunder.

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

Compensation Principles

Peer Group Analysis. We use benchmarking as one of the tools for setting and reviewing our compensation system. To attract and retain our key executive officers, our goal is to provide compensation opportunities at competitive market terms. The Company’s peer group is made up of a minimum of 10 companies, including telecommunications companies and companies operating in other markets whose turnover are similar to the Company's, as recommended by the Company's independent compensation consultant. When using the benchmarking, our intent is to create a compensation structure that generally targets the median of our selected peer companies, but also allows total compensation to exceed the median when warranted due to company performance and/or individual experience, responsibilities and exceptional performance.

Additional Considerations. When deciding on or periodically reviewing each executive officer's total compensation, our Compensation Committee and Board of Directors consider the following: (1) each executive officer's individual attributes, including his/her education, skills, expertise, professional experience and achievements, the executive's role, his/her areas of responsibility and previous compensation arrangements (when applicable); (2) the ratio between our executive officer total target compensation and the total compensation of the rest of the company's employees and the Subcontractors' Employees engaged by the Company (as such term is defined under the Companies Law), and specifically the ratio to the average total compensation and the median total compensation of such employees, and the influence of those gaps on the working relations in the Company, taking into consideration the Company's size, nature of operations, employees composition, marketplace and comparative data. Our Compensation Committee and Board of Directors considered these ratios in the Company and determined that they do not adversely influence the working relations in the Company.

Caps and limitations. Our compensation policy sets the target total compensation comprising of the base salary, a 100% performance score for the cash bonus award and maximum equity-based compensation for our executive officers, as detailed hereunder. Our Compensation Committee and Board decide on each executive officer's total actual compensation which is limited by the target compensation, based on performance metrics as detailed hereunder. Our Board will not reduce the compensation package approved or any of its components, and will not place additional limitations, not detailed in this compensation policy, other than in unusual circumstances according to our Compensation Committee's and Board of Directors' discretion.

Compensation Recovery ("Claw back"). If our financial statements are materially restated within 4 years from publication thereof (other than restatement required due to changes in financial reporting standards), then the executive officers will repay prior payouts, in an amount of the excess over what the executive officer would have received according to the restated financial statements.

Change in Compensation at CEO Discretion. A change in the compensation package of an executive officer who reports to the CEO, which results in an increase of such executive officer's total compensation package by no more than 2.5%, may be approved by the CEO alone, provided all elements of compensation of such executive officer will continue to meet the requirements of the compensation policy.

Overview of Executive officer Compensation –the Elements of Pay

Elements of Executive officer Compensation. In line with the philosophy described above, the following elements compose the compensation of our executive officers:

·	Base salary;

·	A cash bonus award;

·	Equity-based compensation awards; and

·	Termination arrangements

Compensation Mix. Base salary and cash bonus and equity-based compensation awards make up the main elements of our executive officers’ total compensation package. The Company strives to ensure that a substantial portion of each executive officer’s total compensation is comprised of “at-risk” pay, with the targeted weight of each element out of the total compensation package of an executive officer being as follows:

·	base salary – 30%-50% for our CEO and 40%-60% for other executive officers;

·	cash bonus – 25%-45% for our CEO and 20%-40% for other executive officers; and

·	equity-based compensation* – 15%-45% for our CEO and 10%-40% for other executive officers.

*calculated per year, based on fair value at date of grant, with the value of the options amortized as compensation over the vesting period.

The ranges stated above represent the targeted compensation mix desired by the Company; however, the actual ratio between fixed and variable elements may vary based on performance. For example, in a year with no or limited bonus, the percentage of base salary out of total compensation may be higher than stated above.

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

Accordingly, base salary shall generally target the 25%-75% percentiles of each executive officer's peer group salary, taking into consideration the aforementioned individual characteristics, as shall be reflected in a peer group analysis conducted by an independent consultant and reviewed by our Compensation Committee and Board of Directors, when such salary is set and/or updated*.

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

We may offer additional benefits and perquisites to the executive officers, which will be comparable to customary market practices, such as: company cellular phone and the costs of the use thereof; company car benefits; gifts for holidays and personal occasions (such as nuptials or birth of a child or grandchild), or for special projects; medical insurance, annual medical examination, professional associations membership fees etc.; provided however, that such additional benefits and perquisites shall be determined in accordance with our policies and procedures and with reference to the practice in peer group companies. The value of such additional benefits shall not exceed 30% of the executive officer's base salary.

Cash bonus*. The Compensation Committee sets the cash bonus performance objectives and target bonus for each executive officer, at the start of each year, which are then reviewed and approved by the Board. For our CEO, these objectives are based on the Company's annual work plan and objectives. For our other executive officers, these objectives are based on the Company’s annual work plan and objectives at the corporate level and key strategic objectives each executive officer is expected to achieve during that year at the individual level, based on each executive officer's position and scope of responsibilities.

The cash bonus payout is determined based on actual performance of the Company and the executive officer in question (after elimination of material one time and reevaluation influences), in each of the performance objectives set for each executive officer, measured on a performance matrix. For 2016 we eliminated the influences of our mediation agreement with Golan. The results for each group of objectives (as detailed hereunder) are then combined into one performance score, based on the weight each performance objective was given.

·	Corporate performance objectives may include EBITDA**, net income, free cash flow**, Net Promoter Score, or NPS (indicating our subscribers' satisfaction with our services) and other Company performance objectives which the Company decides to focus on in a specific year. Corporate performance objectives weigh between 30% to 50% of the overall performance score of each executive officer and 80% for our CEO. In extreme cases, such as major changes in our market leading to annual work plan or budget adjustments, our Compensation Committee and Board of Directors may update the objectives to match such changes, during the first half of the relevant year.

·	Quantitative individual performance objectives may include specific NPS, the budget for the unit relevant to the executive officer, revenues from sales by the unit, recruiting subscribers by the unit and quality of network. These objectives weigh between 30% and 50% of the overall performance score of each executive officer.

·	Qualitative individual performance objectives may include corporate governance, risk management, leadership, response to major business changes, executing special projects, as per the CEO's evaluation of each executive officer and as per the evaluation of the CEO by the Compensation Committee and the Board of Directors. This component will weigh up to 20% of the overall performance score of each executive officer (including the CEO).

* Generally does not apply to our current CEO because his agreement precedes the adoption of the compensation policy.

** EBITDA and Free Cash Flow are non-IFRS measures. For a definition of EBITDA see footnote (5) under "Item 5. Operating and financial review and prospects – Results of operations – Comparison of 2014, 2015 and 2016". Free Cash Flow is defined as (a) the net cash provided by operating activities minus (b) the net cash used in investing activities, excluding (i) short-term investments in tradable debentures and deposits and (ii) proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits.

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

Following is a graphic representation of the cash bonus our executive officers may be entitled to:

Notwithstanding the aforesaid, for our executive officers, except the CEO, the Compensation Committee and the Board of Directors will have full discretion to determine the final cash bonus payout based, among other things, on the cash bonus performance score and/or additional considerations relevant to the performance and objectives of the Company and the relevant executive officer, including qualitative criteria.

Subject to the conditions and limitations set above, an executive officer who ceases to perform his/her role as an executive officer but has provided services to the company for at least 6 months of the relevant year, will be entitled to receive a cash bonus for that year, relative to the period in which he/she performed their duties during the relevant year. An executive officer who provides services to the Company for less than 6 months during the relevant year of cessation, will not be entitled to a cash bonus for that year. An executive officer who joins the Company during the relevant year, will be entitled to a portion of the bonus, relative to the period in which he/she performed their duties during the relevant year and provided such period is at least 6 months long.

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

Equity-based compensation Plan. Under the Company's 2015 Share Incentive Plan or under any equity-based compensation plan adopted by the Company in the future, the Compensation Committee and Board may resolve to grant, from time to time, options or restricted share units ("RSUs"), or other instruments of equity-based compensation, to our executive officers.

The decision on equity-based compensation grant shall take into consideration each executive officer's position, scope of responsibilities, as well as its past performance and contribution to the Company.

In order to align executive officer and investor interests for creation of long term value, equity-based awards will include the following terms:

·	Awards will vest linearly over a minimum period of three years beginning on the first anniversary of the grant date. The terms of such equity-based awards may include provision for acceleration of vesting in certain events, such as in the event of a merger, a consolidation, a sale of all or substantially all of our consolidated assets, change of controlling shareholder, or the sale or other disposition of all or substantially all of our outstanding shares.

·	The exercise price of equity-based awards will be set so as to induce an incentive for long term value creation, but in any case, not lower than the higher of 5% above the average market price of the Company's share during the 30 day period preceding the date of grant, and the market price of the Company's share at the end of the trading day preceding the date of grant, and will be subject to customary adjustments including for dividend distributions.

·	The value of equity-based awards at the date of grant (in accordance with acceptable accounting principles) per each vesting annum (calculated on a linear basis), in addition to the Target Bonus (whether or not actually paid), will not exceed 70% of our CEO's and 60% of our other executive officers' total cost of employment in that calendar year. We believe a grant date cap is more appropriate than an exercise date cap as it better aligns long term value creation objectives.

·	The annual exercise of shares reserved for issuance upon the exercise of options of all the Company's executive officers will not dilute the Company's shareholders by more than 2% (in regards to option plans which contain a 'net exercise mechanism') of the Company's outstanding share capital for the year in which such options may be exercised. In addition, our board of directors committed to DIC that the Company will not issue options or shares pursuant to executive officers or employees compensation, which may lead to a dilution of the Company's shareholders by more than 0.5% of the Company's outstanding share capital for the year in which such options may be exercised.

Termination and Retirement. Our executive officers may be entitled to up to a 3 months advance notice period upon termination of their employment with the Company if worked in the Company for up to 3 years, or up to 6 month advance notice period if worked in the Company for over three years and will be required to provide the Company with the same notice when they initiate retirement from their position. The executive officer is obligated to work during such period and Company may decide, at its sole discretion, to waive actual work during that period, in whole or in part. Under special circumstances, the Company may, as approved by our Compensation Committee and Board of directors, grant an executive officer who worked in the Company for a minimum of two years and was not terminated for cause, a termination bonus equal to up to 3 monthly salaries of the executive officer, including benefits or an adjustment period of up to 3 month during which the executive officer will be entitled to continue to enjoy all compensation and benefits. In case the executive officer worked in the Company for a minimum period of five years, such termination bonus or adjustment period, may be up to 6 monthly salaries or 6 months, respectively. In deciding on the grant of a termination bonus or the like, our Compensation Committee and Board of Directors shall take into consideration the executive officer's term of employment, his/her compensation during his/her employment with the Company, the Company's performance during that period, the contribution of the executive officer to achieving the Company's objectives and increasing its profits and the circumstances of termination.

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

Compensation for our directors

Our directors who are affiliated with our controlling shareholder or appointed by our controlling shareholder ("Controlling Shareholder Directors") who do not hold an active role in the Company (i.e., are not executive directors) will not be entitled to cash compensation for their services as directors, as we pay our controlling shareholder an annual management fee, which includes payment for services of non-executive Controlling Shareholder Directors. Our Controlling Shareholder Directors who hold an active role in the Company (i.e., executive directors, including the Chairman of the Board of Directors), may be entitled to compensation from the Company which may include an annual fixed payment and equity-based compensation, and the provisions regarding the CEO's base salary and equity–based compensation set forth in the compensation policy shall apply, mutatis mutandis, to the annual fixed payment and equity-based compensation such executive directors shall receive for their services, assuming a full time position as an executive director. A part-time position may entitle our executive directors to a corresponding portion of annual fixed payment and equity-based compensation. Our Controlling Shareholder Directors will not receive a cash bonus. In 2016, no executive directors were paid directly by the Company.

All directors who are not Controlling Shareholder Directors, including external directors, independent directors and other directors, will be entitled to directors fees in accordance with the amounts of statutory compensation to an external director of a dual-listed company allowed by the applicable Israeli law and regulations (as shall be updated from time to time and up to the maximum amounts allowed) and will not receive cash bonuses or equity-based compensation.

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

We maintain a liability insurance policy for the benefit of our office holders. Our directors and executive officers' coverage will not exceed US$100 million per claim in the aggregate, and additional reasonable expenses in connection with defending lawsuits, and the premium will not exceed US$ 1.0 million per annum in any renewal or extension or substitution of the policy and the deductible will not exceed US$ 0.5 million per claim. Any such renewal or extension or substitution of the liability insurance policy for the benefit of our office holders (including those who are or are related to controlling shareholders or in respect of whom our controlling shareholders have a personal interest, who shall be insured under identical terms) does not require a separate approval of the Company's shareholders, in addition to the approval of the compensation policy (which in itself requires approval once every three years) if our compensation committee resolves that such renewal or extension or substitution upholds the limitations set above.

Indemnification. Our articles of association provide that we may indemnify our office holders against certain financial liability and litigation expenses. We have undertaken to indemnify our office holders for certain events listed in the indemnification letters given to them. Excluding reasonable litigation expenses, as noted above, the aggregate amount payable to all directors and officers and other employees who may have been or will be given such indemnification letters is limited to the amounts we receive from our insurance policy plus 30% of our shareholders’ equity as of December 31, 2001, or NIS 486 million, and to be adjusted by the Israeli CPI. The approval of the compensation policy by our shareholders shall not be considered as approval of the indemnification amount to the Company's office holders (over the amounts received from the Company's insurance policy).

The above exemption, indemnification and insurance coverage are subject to the limitations set in the Companies Law.

Executive Officer and Director Compensation

The aggregate direct compensation we paid to all our executive officers and directors as a group (16 persons) for 2016 was approximately NIS 12.8 million, of which approximately NIS 2.0 million was set aside or accrued to provide for pension, retirement, severance or similar benefits. These amounts do not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses and benefits commonly reimbursed or paid by companies in Israel. In addition, in 2016 we recorded the sum of approximately NIS 3.1 million, as a compensation cost related to the options granted to all our executive officers under our share incentive plans. See “6. Directors, Senior Management and Employees – E. Share Ownership – Share Incentive Plans”. We pay our executive officers an annual bonus based on our overall performance and individual performance, in accordance and subject to the provisions of our compensation policy (described above). For 2016, our compensation committee and board of directors resolved to pay our executive officers (excluding our CEO) an annual bonus in an aggregate sum of approximately NIS 3.7 million, as per our compensation policy, and approximately NIS 1.0 million to Mr. Sztern, our CEO (as per his employment agreement described below).

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2016. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2016, which includes compensation paid or to be paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Employees was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association. The amounts set forth in the table below are given in thousands of New Israeli Shekels (NIS).

Name and Principal Position (1)	Salary Cost (2)	Consultancy Fees	Bonus(3)	Equity-Based Compensation(4)	Total
Nir Sztern, President and Chief Executive Officer	1,978	--	1,037	1,106	4,122
Ron Shvili, Chief Technology Officer	1,139	--	469	326	1,935
Shlomi Fruhling, Chief Financial Officer	1,122	--	465	326	1,914
Keren Shtevy, Vice President of Business Customers	1,033	--	455	190	1,678
Amos Maor, VP Sales and Service	1,044	--	432	190	1,665

(1)	Unless otherwise indicated herein, all Covered Executives are or were employed on a full-time (100%) basis.

(2)	Salary cost includes the Covered Executive's gross salary plus payment of social benefits made by the Company on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers' Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, car, medical insurance and benefits, phone, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(3)	Represents annual bonuses approved by our compensation committee and board of directors to the Covered Executives with respect to the year ended December 31, 2016, based on our compensation policy. Doesn't include the deferred portion (40%) of the annual bonuses for the year ended December 31, 2015, which was deferred to 2016 pursuant to our previous compensation policy and was included in the compensation table in our annual report for the year ended December 31, 2015.

(4)	Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2016, based on the fair value of the applicable options on the date of grant thereof, in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 20 to our consolidated financial statements included elsewhere in this report.

We paid no cash compensation to our Controlling Shareholder Directors (directors who are affiliated with DIC or appointed by our controlling shareholder) for their services as directors in 2016, but we paid management fees to DIC– see "Item 8.Major Shareholders and Related Party Transactions – Related Party Transactions – Relationship With IDB". In March 2013, our Board of Directors resolved that each of our external directors be paid the maximum amount of statutory compensation to an external director of a dual-listed company allowed by the applicable law and regulations, which is in the amount of NIS 134,180 (approximately $34,897) per year and NIS 4,035 (approximately $1,049) per meeting which such external director attends (including meetings of committees of the Board of Directors), adjusted for changes in the Israeli CPI for October 2015. As resolved in our annual shareholders meeting held in July 2011, our independent directors (Shlomo Waxe and Ephraim Kunda) are compensated at the same level as a statutory external director of a dual listed company, as described above.

Employment Agreement of Nir Sztern

Mr. Nir Sztern, our Chief Executive Officer as of January 1, 2012, is entitled to a gross monthly salary of NIS 120,000 linked to Israeli CPI. He is also entitled to a company car and the use of a cellular phone. Mr. Sztern is entitled to an annual bonus equal to nine months' salary which shall increase or decrease in proportion to our annual EBITDA, with a minimum of six months' salary and a maximum of 15 months' salary bonus, linked to Israeli CPI, in respect of which no social benefits are accrued. Mr. Sztern's annual bonus for 2016 amounted to NIS 1.0 million. Mr. Sztern is also entitled to participate in our share option plan. Mr. Sztern’s agreement contains provisions for vacation days, sick leave, managers’ insurance and an education fund. The aggregate monthly cost to us of Mr. Sztern’s employment in 2016 amounted to approximately NIS164,800 (approximately $42,880), not including the annual bonus. The agreement is for an unspecified period of time and can be terminated by either party with advance notice of three months. Mr. Sztern will continue to receive his salary and benefits for a period of three months after termination by either party, unless we terminate the agreement for cause.

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

Under the Companies Law, our Board of Directors must determine the minimum number of members of our Board of directors required to have financial and accounting expertise, as defined in the regulations of the Companies Law. In determining the number of directors required to have such expertise, the Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that we require at least two directors with the requisite financial and accounting expertise and that Messrs. Erel and Bronshtein (replaced as of January 2017 by Mr. Wior, and determined by our board of directors to have such financial and accounting expertise) have such expertise. The Companies Law and the regulations promulgated thereunder also require that at least one of our External Directors has financial and accounting expertise, and consider a person who is an audit committee independent financial expert according to U.S. law to comply with that requirement. Our Board of Directors has determined that Ms. Ronit Baytel qualifies as an "audit committee financial expert" as defined by the SEC in Item 16.A of Form 20-F.

In accordance with the Concentration Law, since we are a third layer in a pyramidal structure (a layer being a public corporation), our board of directors' composition must accord with the following requirements: the majority of the board of directors shall be independent directors, as defined in the Companies Law, and the number of external directors shall be half the number of our directors less one (rounded upwards) but not less than two. We are in compliance with these requirements. These requirements will be in effect during a transition period of six years (until December 2019), during which we are to become a second layer corporation.

Board of Directors and Officers

Our articles of association provide that we must have at least five directors. Each director (other than external directors and directors required to be appointed by Israeli citizens and residents from among our founding shareholders) will hold office until the next annual general meeting of our shareholders following his or her election. The approval of at least a majority of the voting rights represented at a general meeting and voting on the matter is generally required to remove any of our directors from office (other than external directors and directors required to be appointed by Israeli citizens and residents from among our founding shareholders), provided that directors appointed by the Board of Directors may also be removed by the Board of Directors. A majority of our shareholders at a general meeting may elect directors or fill any vacancy, however created, in our Board of Directors (other than external directors and directors required to be appointed by Israeli citizens and residents from among our founding shareholders). In addition, directors, other than an external director or a director required to be appointed by Israeli citizens and residents from among our founding shareholders, may be appointed by a vote of a majority of the directors then in office. We do not enter into service contracts with our directors.

Our Board of Directors currently consists of six directors, including four independent directors under the rules of the NYSE, of whom two also qualify as external directors under the Companies Law. Two of our current directors, Mr. Waxe and Mr. Kunda, are independent directors who were elected at our annual shareholders meeting held in May 2016. Our external directors, Mr. Barnea and Ms. Baytel were elected in our annual shareholders meeting held in May 2016 for an additional one year term. Two additional directors, Messrs. Erel and Bronshtein, were appointed by DIC, as Israeli shareholders, in accordance with our license and articles of association’s requirement until January 2017, that at least 20% of our directors be appointed by Israeli citizens and residents from among our founding shareholders. As of January 2017, following the amendment to our license which reduced such requirement to at least 10%, only Mr. Erel is appointed by DIC, as Israeli shareholders. Mr. Wior, who replaced Mr. Bronshtein, was appointed by our Board of Directors until the next annual shareholders meeting.

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

External Directors

Qualifications of external directors

Companies incorporated under the laws of the State of Israel whose securities are listed on a stock exchange are required by the Companies Law to appoint at least two external directors. For the Concentration Law in this regard see "– Corporate Governance Practices" above. External directors are required to possess professional and other qualifications as set out in the Companies Law and the regulations promulgated thereunder. The appointment of our external directors was approved by our shareholders in May 2007 for an initial term of three years, and our external directors were reelected to additional three year terms in April 2010 and 2013 and again in May 2016 for an additional one year term. The Companies Law provides that a person may not be appointed as an external director of a company that has a controlling shareholder if the person is a relative of the controlling shareholder, or if the person, or the person’s relative, partner, employer, direct or indirect supervisor or any entity under the person’s control has or during the two years preceding the date of appointment had, any affiliation with the company or any entity controlling, controlled by or under common control with the company.

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

Israeli-appointed directors

Our license (after having been amended in January 2017) requires, that at least 10% of our directors will be appointed and removed by shareholders who are Israeli citizens and Israeli residents from among our founding shareholders. If our Board of Directors is comprised of 14 directors or less, the Israeli shareholders will be entitled to appoint one director, and if our Board of Directors is comprised of between 15 and 24 directors, the Israeli shareholders will be entitled to appoint two directors. Our articles of association provide that DIC, as founding shareholder, is responsible for complying with the requirement under our license that Israeli citizens and residents from among our founding shareholders hold at least 5% of our outstanding shares, and that so long as DIC so complies, it will be entitled to appoint and remove these directors. We intend to amend our articles of association to accord to such updated requirements in our forthcoming general meeting of shareholders.

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

Our audit committee provides assistance to our Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting and internal control functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Under the Companies Law, the audit committee is required to identify deficiencies in the management of the company, including by consulting with the internal auditor or the independent accountants, and recommending remedial actions to the board of directors, assessing the scope of work and compensation of the company's independent accountant, assessing the company's internal audit function and the performance of its internal auditor, setting whistle blower procedures (including in respect of the protections afforded to whistle blowers) and is responsible for determining whether certain related party actions and transactions are "material" or "extraordinary" in connection with their approval procedures, reviewing and approving certain related party transactions, as described below, including determining procedures and approvals for entering into controlling shareholder transactions even if they are not extraordinary transactions. The audit committee may not approve such a related party transaction unless at the time of approval the two external directors were serving as members of the audit committee and at least one of them was present at the meeting at which the approval was granted.

Our audit committee is composed entirely of independent members (both under the Israeli Companies Law and the Sarbanes-Oxley Act) and includes all the external directors. The members of our audit committee are Messrs. Barnea (chairman), Waxe , and Kunda and Ms. Baytel. Our board of directors determined Ms. Baytel to be qualified to serve as an "audit committee financial expert" as defined by the SEC's rules.

Financial exposure management subcommittee

Our financial exposure management subcommittee, which is a subcommittee of our audit committee, was nominated by our board of directors and reviews our financial exposures, investment and hedging policies and recommends to our board of directors how we might enhance our investment and hedging performance. Our financial exposure management subcommittee consists of our external directors, Mr. Barnea and Ms.Baytel.

Analysis committee

Our analysis committee reviews our costs and annual budget and recommends ways to achieve cost efficiency in our activities to our Board of Directors. Our Analysis committee also reviews our operations and future plans and recommends how we might enhance our present and future performance to our Board of Directors. Our analysis committee consists of Messrs. Bronshtein, Erel, Waxe, Barnea and Kunda (and as of March 2017, Ms. Baytel and Mr. Wior as well).

Option committee

Our option committee administers the issuance of options under our 2015 Share Incentive Plan to our employees who are not office holders, as well as any actions and decisions necessary for the ongoing management of the plan. Our option committee consists of Messrs. Erel (chairman) and Barnea.

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

Compensation committee

Under the Companies Law, the board of directors of a public company must establish a compensation committee. The compensation committee must consist of at least three directors and must include all of the company’s external directors and the external directors must constitute the majority of its members. The chairman of the compensation committee must be one of the external directors. Other members of the committee should be directors whose terms of compensation are the same as external directors. Under the Companies Law, the compensation committee functions are to recommend to the board of directors, for ultimate shareholder approval by a special majority, a policy governing the compensation of office holders, based on specified criteria, to review modifications to the compensation policy from time to time, to review its implementation and to approve the actual compensation terms of office holders. The composition of our compensation committee complies with the requirements described above. Our compensation committee consists of Ms. Baytel (chairperson), Mr. Kunda and Mr. Barnea.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party or an office holder, or a relative of any of the foregoing, nor may the internal auditor be the company’s independent accountant or its representative. An interested party is generally defined in the Companies Law as a 5% or greater shareholder, any person or entity who has the right to designate one director or more or the chief executive officer of the company or any person who serves as a director or as the chief executive officer. Until September 2016 our internal auditor was Mr. Eli Nir, CPA, and thereafter Itzik Ravid of Rave Ravid and Associates, a leading Israeli internal auditing firm.

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

Personal interests of a controlling shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Accordingly, DIC, and entities and persons that directly or indirectly control DIC, are considered to be our controlling shareholders. Extraordinary transactions with a controlling shareholder or with relatives of a controlling shareholder or in which a controlling shareholder has a personal interest, directly and indirectly, including through a company controlled by him or her, and any transaction for him or her to provide services to the company (for arrangements regarding the compensation, indemnification or insurance of a controlling shareholder see "Compensation arrangements" below), require the approval of the audit committee, the board of directors and a majority of the shareholders of the company, in that order. In addition, the shareholders' approval must fulfill one of the following requirements:

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

Duties of shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing his or her power in the company and to act in good faith in exercising its rights in, and performing its obligations to the company and other shareholders, including, among other things, voting at general meetings of shareholders on the following matters:

·	an amendment to the articles of association;

·	an increase in the company’s authorized share capital;

·	a merger; and

·	approval of related party transactions that require shareholders' approval.

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

D.       EMPLOYEES

Our ability to achieve our strategic goals largely depends on our employees. Consequently, we strive to recruit the most suitable candidates for each position, to give our employees the best training needed to qualify them for their tasks within our organization and aim to keep them satisfied while being productive and efficient. We implement a comprehensive review system that periodically analyzes our employees’ performance in order to improve their performance and in order to enable us to properly compensate, retain and promote our best employees. Since we are committed to providing the best service to our subscribers, approximately 74% of our work force is engaged in customer-facing positions.

The numbers and breakdowns of our full-time equivalent employees as of the end of the past three years are set forth in the following table:

	Number of Full-Time Equivalent Positions
Unit	December 2014	December 2015	December 2016
Management and headquarters	54	43	40
Human resources	72	92	98
Marketing	57	63	59
Customers*	2,887	2,653	2,514
Finance	101	135	130
Technologies	548	516	540
Operation and administration**	80	-	-
Our subsidiaries***, excluding our wholly owned dealer	122	142	181
Total	3,921	3,645	3,563

* Includes the customer-facing units: business customers, sales and services and supply chain.

** In 2015 the functions composing the operation and administration unit were transferred to other units as follows: the finance unit - 45 employees, human resources unit – 30 employees and marketing unit - 11 employees.

*** Includes companies in which we hold 50% or more of the issued share capital.

In February 2015, we entered a collective employment agreement with the Company's employees' representatives and the Histadrut, an Israeli labor union, for a term of three years (2015-2017). The agreement applies to the Company's and 013 Netvision Ltd.'s employees, excluding certain managerial and specific positions. The agreement defines employment policy and terms in various aspects, which are more favorable to our employees than the requirements of Israeli law, including minimum wage, annual salary increase, incentives, benefits and other one time or annual payments to the employees, as well as a welfare budget and procedures relating to manning a position, change of place of employment and dismissal, including the respective authority of management and the employees' representative with regards to each. The agreement includes innovative terms, whereby the employees are entitled to participate in our operational income over a certain threshold and enjoy additional payments, under certain conditions. In November 2016, Dynamica, our wholly owned dealer, entered a collective employment agreement with Dynamica's employees' representatives and the Histadrut, which is substantially similar to our collective employment agreement. In January 2016, we received a labor dispute announcement by the Histadrut with respect to outsourcing and other employment issues. Under the announcement, our employees would be entitled to take organizational steps (including a strike). We rejected the claims made as a basis for the announcement. To date, no organizational steps have been taken on the basis of that announcement, but we cannot predict whether any steps will be taken in the future nor the effects of such steps, if taken. See also "Item 3. Key Information – D. Risk Factors – Risks Related to our Business – The unionizing of our employees may impede necessary organizational and personnel changes, result in increased costs or disruption to our operation".

Israeli labor laws govern the length of the workday, the number of work days per week, minimum wages for employees, provisions concerning hiring and dismissing employees, including the obligation to hire certain workers retained through subcontractors who provided us services for a certain minimum period and persons with disabilities, determination of severance pay, annual leave, sick days and other conditions of employment. Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment. In addition, all Israeli employers are obligated to contribute to a pension plan, amounts equal to a certain percentage of the employee's wages, for all employees, after a certain minimum period of employment. As of January 2017, contribution to a pension plan by the employee is 6% of the employee’s wages, with an additional 6.5% contribution by the employer. We contribute to part of our employees' pension arrangements a percentage higher than that required by applicable regulation, which contributions are also intended to cover future severance payments. Under the collective employment agreement, the contributions to severance payment of the employees shall amount to 8.3% of the employee wages, after completing 3 years of employment with us. A provision in our consolidated financial statements covers severance pay in other cases, such as to those employees who were not entitled to managers’ insurance or other pension arrangements. Furthermore, we and our employees are required to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Such amounts also include payments by the employee for health insurance. The total payments to the National Insurance Institute are (as of January 1, 2017) up to 19.5% of an employee’s wages (up to a specified amount), of which the employee contributes approximately 12% and the employer contributes approximately 7.5%.

The Israeli labor law, subjects employers to increased liability, including monetary sanctions and criminal liability, in cases of violations of certain labor laws and certain violations by contractors providing maintenance, security and cleaning services.

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

Our employee compensation structure is aimed at encouraging and supporting employee performance towards enabling us to meet our strategic goals. Approximately 88% of our customer-facing employees are entitled to performance-based incentives, which are granted mainly to customer-facing personnel, such as sales and service employees. In addition, some of our employees are entitled to an annual bonus based on our overall performance and individual performance, subject to the discretion of our Board of Directors. As of 2015, under the collective employment agreement, some of our employees are entitled to an annual bonus. We also contribute funds on behalf of some of our employees to an education fund and as of 2015, under the collective employment agreement, to all employees after completing 3 years of employment with us.

We have entered into agreements with a number of services companies under which they provide us with temporary workers.

In the second quarter of 2014 to 2016 we launched, together with the employees representing labor union, voluntary retirement plans for employees, in which approximately 380, 330 and 190 employees, respectively, have retired, following which we incurred costs of approximately NIS 39 million, NIS 25 million and NIS 13 million, respectively. SHARE OWNERSHIP

As of December 31, 2016, DIC beneficially owned 42,514,02 ordinary shares, and the voting rights in an additional 3,412,500 ordinary shares are held by DIC and 218,223 ordinary shares are held by indirect subsidiaries of IDB for their own account. This does not include a total of 4,089,818 ordinary shares held as of that date for members of the public through, among others, provident funds, mutual funds, pension funds, insurance policies and unaffiliated third-party client accounts, which are managed by indirect subsidiaries of IDB and DIC. IDB, DIC and each of our directors who are affiliated with IDB or DIC, disclaim beneficial ownership of such shares.

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

In August 2014, senior employees and non-director officers of the Company sold an aggregate of 933,348 shares of the Company issued to them upon their exercise of vested options, constituting approximately 0.93% of the Company’s issued share capital, to financial institutions. To our knowledge, the purchasers intended to place such shares for sale outside the United States to non-US investors.

In August 2015, our compensation committee and board of directors resolved to grant 2,660,000 options under the 2015 share incentive plan to certain non-director officers and senior employees, of which 1,740,000 options were granted to the Company's executive officers, including 525,000 options to Mr. Sztern, the Company's CEO, at an exercise price of NIS 25.65 per share. Mr. Sztern's grant was further subject to shareholders approval in accordance with the Israeli Companies Law, which was received in October 2015. In November 2016, our board of directors resolved to grant 63,000 options under the 2015 share incentive plan to certain senior employees, at an exercise price of NIS 29.97 per share. The options granted will be vested in three equal installments on each of the first, second and third anniversary of the date of grant. The options of the first installment may be exercised within 24 months from their vesting, and the options of the second and third installments may be exercised with 18 month from their vesting. We will record the total sum of approximately NIS 9.6 million, as a compensation cost related to these grants, over the vesting period (2015 – 2019).

As of December 31, 2016, an aggregate of 2,764,334 ordinary shares were issuable upon exercise of options according to the terms above.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our shares as of December 31, 2016, by each person, or group of affiliated persons, known to us to be the beneficial owner of 5% or more of our outstanding shares.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes any shares issuable pursuant to options that are exercisable within 60 days of December 31, 2016. Any shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 100,604,578 ordinary shares outstanding as of December 31, 2016. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, our major shareholders do not have different voting rights and the persons named in the table have sole voting and investment power with respect to all ordinary shares held by them.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent

Discount Investment Corporation Ltd.*	45,926,502	45.65%
Psagot Investment House Ltd.**	7,111,029	7.07%
Directors and executive officers as a group (16 persons)***	790,647	0.79%

*	DIC, a public Israeli company traded on the Tel Aviv Stock Exchange, is owned 67.9% by IDB. Includes 30,325,647 ordinary shares held by DIC directly, 12,188,355 ordinary shares held by a wholly-owned subsidiary of DIC (namely, DIC Communication and Technology Ltd., an Israeli company) and 3,412,500 ordinary shares, representing approximately 3.39% of our issued and outstanding shares, held by few shareholders whose voting rights are vested in DIC. Does not include 218,223 ordinary shares (representing approximately 0.22% of our issued and outstanding shares) held as of December 31, 2016 by an indirect subsidiary of IDB for its own account and a total of 4,089,818 ordinary shares (representing approximately 4.07% of our issued and outstanding shares) held as of that date for members of the public through, among others, provident funds, mutual funds, pension funds, insurance policies and unaffiliated third-party client accounts, which are managed by an indirect subsidiary of IDB and DIC. DIC has directly appointed two directors (and as of January 2017 – one director) in our company pursuant to our cellular license and our Articles of Association.

To our best knowledge, as of December 31, 2016, IDB, a private Israeli company whose debentures are traded on the Tel Aviv Stock Exchange, was wholly owned by various companies controlled by Mr. Eduardo Elzstain. Companies controlled by Mr. Elsztain also hold an additional approximately 8.1% of DIC's outstanding shares.

Approximately 18 % of DIC's outstanding shares have been pledged by IDB as collateral for a loan provided to IDB by Israeli financial investors. In addition, approximately 38.5% of DIC's outstanding shares have been pledged by IDB as collateral to secure its TASE-listed debentures issued in November 2016.

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

According to the Concentration Law, IDB and DIC may not retain control over our company beyond December 2019 so long as we are a third layer company in their pyramidal structure. IDB and DIC have announced that they are reviewing possible ways to deal with this restriction without having to forfeit control of us, such as by merging with each other or by taking IDB or DIC private (and making it free of publicly held debentures). There can be no assurance of how or when this would occur, if at all. IDB's privatization in March 2016 did not change our status as a third layer company, since IDB's debentures continue to be publicly traded. For information about the Concentration Law, see the risk factor in Item 3.D above entitled " legislation in Israel affecting corporate conglomerates could adversely affect us."

**	Based on a Schedule 13G filed by Psagot Investment House Ltd. with the SEC on February 15, 2017, it has shared dispositive power with respect to 7,111,029 shares and shared voting power with respect to 4,494,440 shares.

***	Includes 736,000 ordinary shares issuable upon the exercise of stock options that are exercisable on, or within 60 days following December 31, 2016, and 54,647 ordinary shares held by Mr. Ami Erel as of December 31, 2016.

As of December 31, 2016, we had twenty holders of record of our equity securities who are, to our knowledge, located in the United States. The shares held by these holders of record represent 94.72% of our outstanding ordinary shares. However, this number is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are located because approximately 94.71% of our ordinary shares were held of record by Cede & Co. for the account of the brokers or other nominees, including the Tel Aviv Stock Exchange; approximately 42.26% of our ordinary shares owned directly and indirectly by DIC as of December 31, 2016 is also held of record by Cede & Co.

In 2016, DIC purchased approximately 0.5% of our issued share capital on the TASE.

B.        RELATED PARTY TRANSACTIONS

Agreements Among our Shareholders

In September 2005, DIC acquired the shares and voting rights in our company held indirectly by BellSouth and the Safra brothers. In 2006, DIC sold a portion of these shares in four transactions to six financial investors. The following summaries of the agreements between DIC and certain other shareholders relate only to provisions that were in effect as of January 1, 2016 or thereafter.

Original 1997 shareholders agreements

Four shareholders who owned of record, directly or indirectly, an aggregate of approximately 5.5% of our then outstanding ordinary shares, granted the voting rights in these shares to BellSouth and the Safra brothers. These voting rights were assigned to DIC in connection with its acquisition of our control in September 2005. In 2009, DIC purchased the minority stakes held directly and indirectly by two shareholders, representing approximately 1.97% of our then share capital. The remaining minority shareholders (or their successors and assignees) currently own approximately 3.39% of our outstanding ordinary shares. These minority shareholders are restricted from transferring these shares without the prior written consent of DIC and their transfer are subject to a right of first refusal in favor of DIC. Each of these minority shareholders has also committed not to compete, directly or indirectly, with our cellular communications business in Israel so long as he is a shareholder and for a period of one year thereafter.

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

Relationship with IDB

As of December 31, 2016, an aggregate amount of approximately NIS 24 million principal amount of our Series B, D, E, F, G, H, I, J and K Debentures were held by investors who are members of the IDB group and entities affiliated with IDB’s principal shareholders or officers for the benefit of members of the public through provident funds, mutual funds, pension funds and unaffiliated third-party client accounts.

As of December 31, 2016, 218,223 of our ordinary shares were held by an indirect subsidiary of IDB for its own account and an aggregate of 4,089,818 of our ordinary shares were held by members of the public through, among others, provident funds, mutual funds, pension funds, insurance policies and unaffiliated third-party client accounts, which are managed by indirect subsidiaries of IDB and DIC. Such holdings are not included in the holdings set forth in the Beneficial Owners' table above.

In October 2006, we entered into an agreement with DIC, to benefit from the experience that DIC has in telecommunications and in the Israeli market generally, pursuant to which DIC provides us with services in the areas of management, finance, business and accountancy. Among the services included are consulting and assistance on managerial, economic and accounting issues, such as the preparation of an annual budget, strategic plans and central business processes for us. In addition, the provision of employees and officers of DIC and its affiliates and subsidiaries to be directors of Cellcom, including the services of the chairman of our board of directors, is included in the agreement. This agreement is for a term of one year and is automatically renewed for one-year terms unless either party provides 60 days’ prior notice to the contrary. In July 2011, our shareholders approved an amendment of the agreement so as to clarify that the DIC officers and employees whose service as directors are covered by the management fees, shall not include any person who serves solely as a director of a subsidiary (or several subsidiaries) of DIC (and does not serve as a director of DIC itself) and does not receive any compensation, other than director's fees, in his or her capacity as a director of any subsidiary of DIC. In October 2015, our shareholders approved another amendment of the agreement, under which the services would be provided to us by our Chairman of the Board and any additional directors who are employees or directors of DIC or any of its subsidiaries (excluding the Company), and the annual consideration for DIC management services would be equal to the director's fees (both the annual fee and the meeting attendance fee) paid to our external and independent directors (see "– Executive Officer and Director Compensation " above), for each director that DIC nominates or proposes to our Board of Directors, but no more than five directors (replacing the fixed consideration of NIS 2.0 million (linked to the Israeli Consumer Price Index for June 2006) plus VAT per year, paid to DIC until December 31, 2014). Currently, our Board of directors includes one director nominated by DIC (our Chairman). Under the Israeli Companies Law, an agreement with a controlling shareholder, such as our management services agreement with DIC, cannot continue for more than three consecutive years unless re-approved by the audit committee, board of directors and minority shareholders. Accordingly, our audit committee, board of directors and minority shareholders approved the agreement for a term ending in October 2018.

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

Various legislative and regulatory changes have been imposed in recent years and additional changes may occur. As a result, the number of requests for certification of class action lawsuits against us have increased which may increase our legal exposure as a result of such class action lawsuits and our legal costs in defending against such suits. See “Item 3. Key Information – D. Risk Factors – We are exposed to, and currently are engaged in, a variety of legal proceedings, including class action lawsuits.”

In cases where the claim is approved, all amounts noted below will be adjusted to reflect changes in the Israeli CPI and statutory interest, from the date that each claim was filed.

Based on advice of counsel, we believe it is more likely than not that substantially all the claims and disputes detailed below will be determined in our favor and accordingly, no provision has been made in the financial statements in respect of these claims and disputes. We have made a provision in the amount of approximately NIS 60 million for the claim/s and dispute/s we are willing to settle or for which we cannot reach a conclusion that it is more likely than not that the claim/s and dispute/s will be determined in our favor.

Purported class actions

39 purported class actions have been filed against us in connection with allegations that we, among others (i) unlawfully, in violation of our license or agreements with our subscribers, charged or overcharged our subscribers for our services, or (ii) misled our subscribers or unlawfully sent our subscribers and other parties commercial messages, or (iii) unlawfully, in violation of our license or agreements with our subscribers, discriminated among our subscribers, or (iv) failed to provide customer care in accordance with the provisions of our license and applicable law. The amount claimed estimated by the plaintiffs in these purported class actions ranges from approximately NIS 3.2 million to NIS 405 million, or was not estimated by the plaintiffs if the lawsuits are certified as class actions or were filed against us and other defendants without specifying the amount claimed from us. Two purported class actions, one in which the amount claimed estimated by the plaintiffs was approximately NIS 139 million and a second in which no amount claimed was estimated by the plaintiffs, were dismissed and the plaintiffs appealed the ruling. In two purported class actions, for which the amount claimed estimated by the plaintiffs were approximately NIS 21 million and NIS 15 billion, settlement agreements were filed with the court and the proceedings are still pending.

We have recorded appropriate provisions for each of the settlement agreements filed with the courts and described above.

In 2015, a purported class action was filed against us, by plaintiffs alleging to be subscribers of the Company, claiming compensation for non-monetary damages in connection with allegations that we unlawfully violated the privacy of our subscribers and were unlawfully enriched by so doing. The amount claimed from us, if the lawsuit is certified as class action is estimated by the plaintiffs to be NIS 15 billion. In February 2017, a settlement agreement was filed with the court and the proceedings are still pending.

A purported class action filed against 013 Netvision Ltd., or Netvision, and three other defendants in August 2015 alleging that another defendant unlawfully sold the other defendants, including Netvision, private data of its customers, which was used by the other defendants to approach such customers with commercial proposals, was dismissed in August 2016.

A purported class action filed against us and two other Israeli cellular operators in December 2015, alleging that the defendants unlawfully offer cellular pre-paid calling cards for very high prices by allegedly coordinating such prices, was dismissed in September 2016 and the plaintiff's appeal was dismissed in January 2017.

Class actions

In June 2016, the court approved a settlement agreement in relation to a lawsuit filed against us in September 2011 and approved as a class action in November 2013, relating to an allegation that we breached the agreements with our subscribers by failing to provide them with the full rebates they are entitled to under their agreements.

In September 2016, the court approved a settlement agreement in relation to two lawsuits filed against us in May 2010 and June 2011 (similar to the ones approved in similar lawsuits filed against Pelephone and Partner), and dismissed with prejudice except in respect of three issues that were detailed in settlements of similar class action claims made against Pelephone and Partner and approved by the court, which the Company was willing to adopt as well. These three issues relate to the cellular operators undertaking to provide certain information regarding non-ionizing radiation, sell certain accessories at a discount and conduct certain tests to handsets in certain circumstances. The purported class actions were filed against us in connection with allegations that we unlawfully build and operate our network and sell handsets and related equipment, including in relation to alleged hazards relating to non-ionizing radiation emitted from cell sites and end-user equipment, in amounts estimated by the plaintiffs to be from approximately NIS 1 billion to approximately NIS 3.7 billion, had the lawsuits been certified as class actions, as filed.

In August 2016, the district court approved a request to certify a lawsuit filed against us in February 2015 as a class action, relating to an allegation that we unlawfully charged our subscribers with early termination fees. The total amount claimed was estimated by the plaintiff to be approximately NIS 15 million.

In October 2016, the district court approved a request to certify a lawsuit filed against us in January 2013 as a class action, relating to an allegation that we unlawfully charged our subscribers before the subscribers' portability to our network was completed. The total amount claimed was estimated by the plaintiff to be approximately NIS 19 million.

In December 2016, the district court partially approved a request to certify a lawsuit filed against us in July 2014 as a class action, relating to an allegation that the commercial messages we sent to our subscribers failed to meet the requirements of applicable law. In January 2017, the plaintiffs appealed the dismissal of the allegations which were not approved, to the Supreme Court. The total amount claimed was estimated by the plaintiffs to be approximately NIS 21 million.

In January 2017, the district court partially approved a request to certify a lawsuit filed against us in February 2013 as a class action, relating to an allegation that we failed to disconnect customers within the time frame set in our license and applicable law. In March 2017, the plaintiffs appealed the dismissal of the allegations which were not approved, to the Supreme Court. The total amount claimed was estimated by the plaintiffs to be approximately NIS 72 million.

Dividend Policy

In February 2006, our board of directors adopted a dividend policy to distribute each year at least 75% of our annual net income determined (in accordance with IFRS for periods commencing on or after January 1, 2008), subject to applicable law, our license and our contractual obligations and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. In March 2007, our Board of Directors resolved to distribute dividends within the boundaries of the February 2006 dividend policy and until resolved otherwise, on a quarterly basis. Our series F through K debentures and our other credit facilities include additional limitations, including a covenant not to distribute more than 95% of the profits available for distribution according to the applicable Israeli law (“Profits”), provided that if net leverage (defined as the ratio of net debt to EBITDA over four consecutive quarters) exceeds 3.5:1, we will not distribute more than 85% of the Profits and if net leverage exceeds 4.0:1, we will not distribute more than 70% of the Profits. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service" and "– Other Credit Facilities". Our Board of Directors will consider, among other factors, our expected results of operation, including changes in pricing, regulation and competition, planned capital expenditure for technological upgrades, and changes in debt service needs, including due to changes in interest rates or currency exchange rates, as well as our debentures' rating, in order to conclude whether there is no reasonable concern that a distribution of dividends will prevent us from satisfying our existing and foreseeable obligations as they become due. Dividend payments are not guaranteed and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends or to pay dividends at a ratio to net income that is less than that paid in the past. For example, our Board of Directors may determine not to distribute dividends in order to strengthen our balance sheet, that market conditions are uncertain or that our cash needs for debt service, capital expenditures or operations require that we do not pay dividends when considered. Accordingly, shareholders should not expect that any particular amount or at all will be distributed by us as dividends at any time, even if we have previously made dividend payments in such amount.

Our ability to pay dividends is subject to the following limitations under Israeli law: (1) dividends may only be paid out of cumulative retained earnings or out of retained earnings over the prior two years, provided that there is no reasonable concern that the payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due; and (2) our license requires that we and our 10% or more shareholders maintain at least $200 million of combined shareholders’ equity. Our shareholders’ equity on December 31, 2016 was over $ 200 million.

When we declare dividends, we do so in NIS and convert them for payment in US$ (where applicable) based upon the daily representative rate of exchange as published by the Bank of Israel prior to the distribution date.

During 2013, we distributed a dividend in the amount of approximately NIS 85 million ($22 million) for the third quarter of 2013 only, based on our retained earnings. Since then our Board of Directors chose not to declare dividends given the intensified competition and its adverse effect on our results of operations and in order to strengthen our balance sheet.

B.       SIGNIFICANT CHANGES

No significant change has occurred since December 31, 2015, except as otherwise disclosed in this annual report.

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

	High	Low
	NIS	NIS
Annually

2012	58.0	19.8
2013	49.3	26.3
2014	48.5	33.5
2015	32.7	13.9
2016	32.7	22.3

Quarterly
2015
First Quarter	32.7	19.2
Second Quarter	20.2	14.5
Third Quarter	27.6	13.9
Fourth Quarter	30.7	23.6
2016
First Quarter	27.3	22.3
Second Quarter	32.5	22.4
Third Quarter	29.8	25.0
Fourth Quarter	32.7	27.3

Monthly
2016
September	29.5	27.4
October	30.4	28.5
November	31.3	27.3
December	32.7	30.4
2017
January	39.7	31.4
February	40.2	37.1

On March 16, 2017, the closing price per share of our ordinary shares on the TASE was NIS 37.99.

Trading in the United States

Our ordinary shares have traded on the New York Stock Exchange, or NYSE, under the symbol CEL since February 7, 2007.

The following table sets forth, for the periods indicated, the high and low prices in $ for our ordinary shares on the NYSE, as retroactively adjusted by the NYSE to reflect the payment of dividends.

	High $	Low $
Annually

2012	15.4	5.1
2013	14.1	7.1
2014	14.0	8.5
2015	8.4	3.6
2016	8.6	5.7

Quarterly
2015
First Quarter	8.4	4.8
Second Quarter	5.2	3.8
Third Quarter	7.2	3.6
Fourth Quarter	8.1	5.8

2016
First Quarter	7.2	5.7
Second Quarter	8.5	5.8
Third Quarter	7.9	6.4
Fourth Quarter	8.6	7.0

Monthly
2016
September	7.9	7.2
October	8.0	7.3
November	8.1	7.0
December	8.6	7.8
2017
January	10.5	9.0
February	11.0	9.9

On March 17, 2017, the closing price per share of our ordinary shares on the NSYE was $10.46.

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

According to our licenses, investors are prohibited from acquiring (alone or together with relatives or with other parties who collaborate on a regular basis) or transferring our shares, directly or indirectly (including by way of creating a pledge which if foreclosed, will result in the transfer of shares), in one transaction or a series of transactions, if such acquisition or transfer will result in a holding or transfer of 10% or more of any of our means of control, or from transferring any of our means of control if as a result of such transfer, control over our company will be transferred from one party to another, without the prior approval of the Ministry of Communications. In addition, according to our licenses, if you hold more than 5% of our means of control, you may not hold, directly or indirectly, more than 5% of the means of control in Bezeq or another cellular operator in Israel (subject to certain exceptions) and may not serve as an office holder of one of our competitors, other than in specific circumstances and subject to the approval of the Ministry of Communications. For more details relating to these restrictions, please see “Item 4. Information on the Company – B. Business Overview – Government Regulations – Cellular Segment – Our Cellular License” and our principal license, a convenience translation of which has been filed with the SEC. See "Item 19 – Exhibits". The holding and transfer restrictions under our licenses are posted on our website at http://investors.cellcom.co.il under “Investor Relations – Corporate Governance –Legal and Corporate.”

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

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association our directors (other than external directors and directors appointed by Israeli citizens and residents from among our founding shareholders) are elected at a shareholders meeting by a simple majority of our ordinary shares. As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholders meeting, have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors described under “Item 6.A – Directors and Senior Management—External Directors” and the right of DIC to directly appoint 10% of our directors described under “Item 6.A – Directors and Senior Management—Israeli Appointed Directors.” Directors may also be appointed for office by our Board of Directors until the next annual general meeting of shareholders.

Dividend and Liquidation Rights

Our board of directors may declare a dividend to be paid to the holders of ordinary shares on a pro rata basis. Dividends may only be paid out of our profits and other surplus funds, as defined in the Companies Law, as of our most recent financial statement or as accrued over the past two years, whichever is higher, or, in the absence of such profits or surplus, with court approval. In any event, a dividend is permitted only if there is no reasonable concern that the payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares on a pro rata basis. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. For a description of a covenant we undertook in connection with our series F through K dentures, in regards to our dividend distributions under certain circumstances see “Item 8. Financial Information – A. Statements and Other Financial Information - Dividend Policy” and “– B. Liquidity and Capital Resources – Debt Service" and "– Other Credit Facilities".

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

C.       MATERIAL CONTRACTS

For a description of our material suppliers, see “Item 4. Information on the Company – B. Business Overview – – Network and Infrastructure – Cellular Segment – Network Sharing Agreements”, “Item 4. Information on the Company – B. Business Overview –Suppliers.”

For a description of our debt agreements, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service” and "– Other Credit Facilities".

Registration Rights Agreement

Upon the sale of shares by DIC to Goldman Sachs International in March 2006, we entered into a registration rights agreement with Goldman Sachs International, DIC and two other shareholders who are subsidiaries of DIC (one of whom ceased to exist in 2011) on customary terms and conditions. Upon the subsequent sales of shares by DIC to financial investors in 2006, these shareholders also joined the registration rights agreement. We refer to DIC, its two subsidiaries and the additional shareholders who are parties to the registration rights agreement as the registration rights holders. The shares eligible for registration under the agreement are ordinary shares held by the registration rights holders as of the respective dates they entered into the registration rights agreement and any additional ordinary shares such holders may thereafter acquire, so long as they are held by a registration rights holder or a “permitted transferee” (a person directly or indirectly controlling, controlled by or under common control with such registration rights holder) thereof. As of December 31, 2016, 42,514,002 ordinary shares, held by DIC directly and through its wholly-owned subsidiary, are entitled to registration rights as well as any additional shares still held, if held, by the other shareholders who joined the agreement.

Commencing August 2008, the registration rights holders are entitled to one demand registration per 12-month period, so long as such request is initiated by registration rights holders of at least 3.25% of the then outstanding registrable securities and the demand refers to a minimum of 3% of our then outstanding share capital, subject to customary deferral rights. In addition, in connection with any public offerings that we initiate in the future, if we propose to register any of our securities for our own account or for the account of any of our shareholders other than in a demand registration or in a registration relating solely to an incentive plan, the registration rights holders have piggyback rights to include their shares subject to customary underwriters’ cutback rights. In the case of a cut back, each registration rights holder that is not a member of the IDB group will be entitled to register registrable shares in an amount equal to its percentage holding of the aggregate number of registrable shares held by all registration rights holders wishing to participate in such registration, or, if such registration rights holder then holds more than 20% of its holdings as of the date it signed the registration rights agreement, registrable shares in an amount equal to twice its percentage holding of the aggregate number of registrable shares held by all registration rights holders wishing to participate in such registration. Members of the IDB group will be entitled to register a number of registrable shares equal to the aggregate number of registrable shares to be included in the registration, less the registrable shares of all the other registration rights holders being registered pursuant to the foregoing calculation.

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

The discussion below applies only to U.S. holders. As used herein, a “U.S. holder” is a person that is for U.S. federal income tax purposes, a beneficial owner of the Company’s shares that is either:

·	a citizen or resident of the United States;

·	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

·	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

Subject to applicable limitations that vary depending upon a U.S. holder’s particular circumstances, Israeli taxes withheld from dividends at a rate not exceeding any applicable rate provided by the U.S.-Israel income tax treaty may be creditable against the U.S. holder’s U.S. federal income tax liability. The limitation on foreign taxes credit is calculated separately with respect to specific classes of income. Instead of claiming a credit, a U.S. holder may, at the U.S. holder’s election, deduct the otherwise creditable foreign taxes in computing the taxable income for the year, subject to generally applicable limitations under U.S. federal income tax law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. holders should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in their particular circumstances.

Sale and Other Disposition of the Company’s Shares

Gain or loss realized on the sale or other disposition of the Company's shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder owned the shares for more than one year. The amount of gain or loss will be equal to the difference between the U.S. holder's tax basis in the shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

The Company believes that it was not a PFIC for the taxable year of 2016. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be a PFIC for any taxable year. If the Company were a PFIC for any taxable year during which a U.S. holder owned a share in the Company, certain adverse consequences could apply to the U.S. holder. Specifically, gain recognized by a U.S. holder on a sale or other disposition of a share would be allocated ratably over the U.S. holder’s holding period for the share. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. holder on the Company's shares during the preceding three years or the U.S. holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (such as a mark-to-market election) may be available to U.S. holders and may result in alternative tax treatment. In addition, if the Company were a PFIC for a taxable year in which we pay a dividend or the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate holders would not apply. If the Company were a PFIC for any taxable year in which a U.S. holder owned the Company’s shares, the U.S. holder would generally be required to file annual returns with the Internal Revenue Service, or the IRS, on IRS Form 8621.

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

Certain U.S. holders who are individuals and certain entities closely-held by individuals may be required to report on IRS Form 8938 information relating to their holdings of the Company's shares, subject to certain exceptions (including an exception for securities held in accounts maintained by U.S. financial institutions). U.S. holders should consult their tax advisers regarding the application of these rules in the U.S. holders' particular circumstances.

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

Taxation of Israeli Companies

General Corporate Tax Structure

Generally, Israeli companies were subject to corporate tax at the rate of 26.5% for the 2015 tax year and 25% for the 2016 tax year. Under an amendment to the Israeli Income Tax Ordinance enacted in December 2016, the corporate tax rate will decrease to 24% for 2017 and 23% for 2018 and subsequent years. Israeli companies are generally subject to capital gains tax at the corporate tax rate.

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

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the Israeli CPI each year) (NIS 830,520 in 2016), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which exceeds such threshold. For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions. Under an amendment to the Israeli Income Tax Ordinance enacted in December 2016, for 2017 and subsequent years the rate of High Income Tax will increase to 3% and will be applicable to annual income exceeding NIS 640,000 (linked to the CPI each year).

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

In addition, under the U.S.-Israel income tax treaty, the sale of our ordinary shares by a shareholder who qualifies as a resident of the United States within the meaning of the U.S.-Israel income tax treaty and who is entitled to claim the benefits afforded to such person by the U.S.-Israel income tax treaty, referred to as a treaty U.S. resident, and who holds its ordinary shares as a capital asset, is also exempt from Israeli capital gains tax unless (i) the treaty U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, (ii) the capital gains arising from such sale are attributable to a permanent establishment of the treaty U.S. resident that is located in Israel, or (iii) the U.S. resident, if an individual, is present in Israel for at least 183 days during the taxable year. However, under the U.S.-Israel income tax treaty, a treaty U.S. resident would be permitted to claim a credit for taxes paid in Israel against the U.S. federal income tax imposed on the sale, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel income tax treaty does not relate to U.S. state or local taxes.

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

For information with respect to the applicability of Israeli High Income Tax on distributions of dividends, see "– Capital Gains Tax on Sales of Our Ordinary Shares - Taxation of Israeli Residents" above.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the course of our normal operations, we are exposed to market risks including fluctuations in foreign currency exchange rates, interest rates and the Israeli CPI. We are exposed to currency risks primarily as a result of purchasing inventory and fixed assets mainly in U.S. dollars while almost all of our cash receipts are in NIS. A substantial amount of our cash payments are incurred in, or linked to foreign currencies. In particular, in 2015 and 2016, such payments represented approximately 24% and 14%, respectively, of total cash outflows (including payments of principal and interest on our debentures). Also, we are exposed to interest rate risks through our hedging instruments and to possible fluctuations in the Israeli CPI through our Series B, D, F, H and J debentures.

In order to protect ourselves from fluctuations in foreign currency exchange rates, we have established a foreign currency hedging program. Under this program, we currently hedge part of our U.S. dollar liabilities, firm commitments and budgeted expenditures for the next 2 to 4 months using foreign currency forward exchange contracts and currency options. A foreign currency forward exchange contract is a contract whereby we agree to buy or sell a foreign currency at a predetermined exchange rate at a future date. A currency option is an option to buy or sell a foreign currency at a predetermined exchange rate at a future date. The exchange rate fluctuations that impact our foreign currency denominated financial liabilities, firm commitments and budgeted expenditures are intended to be offset by gains and losses on these hedging instruments.

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

As of December 31, 2016, we had five outstanding series of debentures, which are linked to the Israeli CPI, in an aggregate principal amount of approximately NIS 2.4 billion (one of which in an aggregate amount of approximately NIS 220 million was fully repaid in January 2017). As of December 31, 2016, we had forward Israeli CPI / NIS transactions, in a total amount of approximately NIS 0.8 billion, with an average maturity period of 13 months, in order to hedge our exposure to fluctuations in the Israeli CPI. We periodically review the possibility of entering into additional transactions in order to lower the exposure in respect of the debentures.

Set forth below is the composition of the derivative financial instruments at the following dates:

	As of December 31,
	2014		2015		2016
	Par Value	Fair Value	Par Value	Fair Value	Par Value	Fair Value
	(In NIS millions)
Forward contracts on foreign currency exchange rate (mainly US$– NIS)	19	-	98	1	95	1
Forward contracts on Israeli CPI rate	1,925	(31)	1,200	(32)	800	(22)
Options on the foreign currency exchange rate (mainly US$– NIS)	97	1	137	-	(95)	1
Total	2,041	(30)	1,435	(31)	1,435	(20)

Sensitivity information

Without taking into account our hedging instruments and based upon our debt outstanding as at December 31, 2016, fluctuations in foreign currency exchange rates, or the Israeli CPI would affect us as follows:

·	an increase of 0.1% of the Israeli CPI would result in an increase of approximately NIS 1.0 million in our financing expenses;

·	a devaluation of the NIS against the U.S. dollar of 1.0% would increase our financing expenses by approximately NIS 1.0 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

part ii

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2016, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2016. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

Based on our assessment, management believes that as of December 31, 2016 our internal control over financial reporting is effective based on these criteria.

Attestation Report of the Registered Public Accounting Firms

The effectiveness of management's internal control over financial reporting as of December 31, 2016 has been audited by our joint independent registered public accounting firms, Somekh Chaikin, a member of KPMG International, and Keselman & Keselman, a member of PricewaterhouseCoopers International Limited, and their report as of March 14, 2017, expresses an unqualified opinion on the Company's internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

Our Code of Ethics applies to all of our officers, directors and employees. We have posted a copy of our Code of Ethics on our website at http://investors.cellcom.co.il under “Investor Relations – Corporate Governance – Legal and Corporate - Code of Ethics.”

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member of KPMG International, served as our independent registered public accounting firm for 2015. Starting from May 2016, Somekh Chaikin and Keselman & Keselman, a member of PricewaterhouseCoopers International Limited, have served as our joint independent registered public accounting firms. These accountants billed the following fees to us for professional services in each of those fiscal years:

	2015	2016
	(NIS in thousands)
Audit Fees	2,400	2,425
Audit-Related Fees	170	150
Tax Fees	2	175
Total	2,572	2,750

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

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

In May 2016, we engaged Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, to serve together with Somekh Chaikin, a member of KPMG International, as our joint independent registered public accounting firms.

ITEM 16G. CORPORATE GOVERNANCE

The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the NYSE:

Nominating/Corporate Governance Committee - Under Section 303A.04 of the LCM, a U.S. domestic listed company, other than a controlled company, must have a nominating/corporate governance committee composed entirely of independent directors. We do not have a nominating/corporate governance committee as we are not required to have such a committee under the Israeli Companies Law.

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

Audit Committee - Under Section 303A.06 of the LCM, domestic listed companies are required to have an audit committee that complies with the requirements of Rule 10A-3 of the Securities and Exchange Act of 1934. Rule 10A-3 requires the audit committee of a U.S. company to be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services, and that each such firm must report directly to the audit committee. However, Rule 10A-3 provides that foreign private issuers may comply with applicable home country law that (i) requires or permits shareholders to appoint the registered public accounting firm or (ii) prohibits the delegation of responsibility to the issuer’s audit committee without being in conflict with Rule 10A-3. Pursuant to the Israeli Companies Law, our registered public accounting firm is appointed by the shareholders at the annual meeting of shareholders. Our audit committee is responsible for recommending to the shareholders the appointment of our registered public accounting firms and to pre-approve the amounts to be paid to our registered public accounting firms. Pursuant to our audit committee charter, our audit committee is responsible for overseeing the work of our registered public accounting firms.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

part iii

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-73 of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1	Updated Articles of Association and Memorandum of Association ††††
2.1	Form of Ordinary Share Certificate†
4.2	Series B Indenture dated December 21, 2005 and an addendum dated February 27, 2006 between Cellcom and Hermetic Trust (1975) Ltd. †
4.4	Series D Indenture dated September 20, 2007, between Cellcom and Hermetic Trust (1975) Ltd. ††
4.5	Series E Indenture dated March 31, 2009, between Cellcom and Hermetic Trust (1975) Ltd. †††
4.6	Shelf Prospectus Indenture dated July 14, 2011, between Cellcom and Hermetic Trust (1975) Ltd. ††††
4.7	Shelf Prospectus Indenture dated March 7, 2012, between Cellcom and Strauss Lazar Trust Company (1992) Ltd. ††††
4.7.1	Amendment and Addendum no. 1 to the Indenture from January 19, 2012, dated March 7, 2012, between Cellcom and Strauss Lazar Trust Company (1992) Ltd. ††††
4.8	Series H and I Indenture dated June 23, 2014, between Cellcom and Mishmeret Trust Services Company Ltd., as amended in Addendum no.1 dated June 26, 2014†††††
4.9	Series J and K Indenture dated September 25, 2016, between Cellcom and Mishmeret Trust Services Company Ltd. *
4.10	Amended 2006 Share Incentive Plan††††††
4.11	Registration Rights Agreement dated March 15, 2006 among Cellcom, Goldman Sachs International, DIC, DIC Communications and Technology Ltd. and PEC Israel Economic Corporation†
4.12	Amended Non-Exclusive General License for the Provision of Mobile Radio Telephone Services in the Cellular Method dated June 27, 1994*
4.13	Netvision Ltd. Merger Agreement††††
4.14	Amended 2015 Share Incentive Plan†††††††
4.15	Instruments defining the terms of deferred loans provided to Cellcom We agree to furnish to the SEC upon request, copies of our deferred loan agreements.
8.1	Subsidiaries of the Registrant††††
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act *
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act *
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act *
15.1	Consent of Independent Registered Public Accounting Firm - Somekh Chaikin *
15.2	Consent of Independent Registered Public Accounting Firm - Keselman & Keselman *

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

Date: March 20, 2017

Cellcom Israel Ltd. and Subsidiaries Consolidated Financial Statements As at December 31, 2016 (Audited)

Contents

Page

Reports of Independent Registered Public Accounting Firms	F3-F6

Consolidated Financial Statements

Consolidated Statements of Financial Position	F7

Consolidated Statements of Income	F8

Consolidated Statements of Comprehensive Income	F9

Consolidated Statements of Changes in Equity	F10

Consolidated Statements of Cash Flows	F11-F12

Notes to the Consolidated Financial Statements	F13-F73

Report of Independent Registered Public Accounting Firms

To the Shareholders of

Cellcom Israel Ltd.

We have audited the accompanying consolidated statements of financial position of Cellcom Israel Ltd. (hereinafter – “the Company”) and subsidiaries as of December 31, 2016 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year ended December 31, 2016. We also have audited the Company’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management and Board of Directors are responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and Board of Directors, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2016 and the results of their operations and their cash flows for the year ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The accompanying consolidated financial statements as of and for the year ended December 31, 2016 have been translated into United States dollars (“dollars”) solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Israeli Shekels have been translated into dollars on the basis set forth in Note 2D to the consolidated financial statements.

/s/ Somekh Chaikin	/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)	Certified Public Accountants (lsr.)
Member Firm of KPMG International	A member firm of PricewaterhouseCoopers
Tel Aviv, Israel	International Limited

March 14, 2017

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of

Cellcom Israel Ltd.

We have audited the accompanying consolidated statements of financial position of Cellcom Israel Ltd. (hereinafter – “the Company”) and subsidiaries as of December 31, 2015 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2015. We also have audited the Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Cellcom Israel Ltd.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The accompanying consolidated financial statements as of and for the year ended December 31, 2015 have been translated into United States dollars (“dollars”) solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Israeli Shekels have been translated into dollars on the basis set forth in Note 2D to the consolidated financial statements.

/s/ Somekh Chaikin

Certified Public Accountants (Isr.)

Member Firm of KPMG International

Tel Aviv, Israel

March 14, 2016

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Financial Position

				Convenience
				translation into
				US dollar (Note 2D)
		December 31,	December 31,	December 31,
		2015	2016	2016
	Note	NIS millions	NIS millions	US$ millions

Assets
Cash and cash equivalents	8	761	1,240	322
Current investments, including derivatives		281	284	74
Trade receivables	9	1,254	1,325	345
Current tax assets	28	-	25	6
Other receivables	9	104	61	16
Inventory	10	85	64	17

Total current assets		2,485	2,999	780

Trade and other receivables	9	785	796	207
Property, plant and equipment, net	11	1,745	1,659	432
Intangible assets, net	12	1,254	1,207	314
Deferred tax assets	28	9	1	-

Total non- current assets		3,793	3,663	953

Total assets		6,278	6,662	1,733

Liabilities
Current maturities of debentures	17	734	863	224
Trade payables and accrued expenses	13	677	675	176
Current tax liabilities	28	53	-	-
Provisions	14	110	108	28
Other payables, including derivatives	15	286	279	73

Total current liabilities		1,860	1,925	501

Long-term loans from financial institutions	17	-	340	88
Debentures	17	3,054	2,866	745
Provisions	14	20	30	8
Other long-term liabilities	16	24	31	8
Liability for employee rights upon retirement, net	18	12	12	3
Deferred tax liabilities	28	123	118	31

Total non- current liabilities		3,233	3,397	883

Total liabilities		5,093	5,322	1,384

Equity attributable to owners of the Company	19
Share capital		1	1	-
Cash flow hedge reserve		(2)	(1)	-
Retained earnings		1,170	1,322	344

Non-controlling interests		16	18	5

Total equity		1,185	1,340	349

Total liabilities and equity		6,278	6,662	1,733

Date of approval of the consolidated financial statements: March 14, 2017.

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Income

					Convenience
					translation into US
					dollar (Note 2D)
		Year ended	Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,	December 31,
		2014	2015	2016	2016
	Note	NIS millions	NIS millions	NIS millions	US$ millions

Revenues	22	4,570	4,180	4,027	1,047
Cost of revenues	23	(2,727)	(2,763)	(2,702)	(703)

Gross profit		1,843	1,417	1,325	344

Selling and marketing expenses	24	(672)	(620)	(574)	(149)
General and administrative expenses	25	(463)	(465)	(420)	(109)
Other expenses, net	26	(46)	(22)	(21)	(6)

Operating profit		662	310	310	80

Financing income		100	55	46	12
Financing expenses		(298)	(232)	(196)	(51)
Financing expenses, net	27	(198)	(177)	(150)	(39)

Profit before taxes on income		464	133	160	41

Taxes on income	28	(110)	(36)	(10)	(2)
Profit for the year		354	97	150	39

Attributable to:
Owners of the Company		351	95	148	39
Non-controlling interests		3	2	2	-
Profit for the year		354	97	150	39

Earnings per share	19
Basic earnings per share (in NIS)		3.51	0.95	1.47	0.38

Diluted earnings per share (in NIS)		3.48	0.95	1.47	0.38

Weighted-average number of shares used in the calculation of basic earnings per share (in shares)		99,924,306	100,589,458	100,604,578	100,604,578

Weighted-average number of shares used in the calculation of diluted earnings per share (in shares)		100,706,282	100,589,530	100,698,306	100,698,306

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Comprehensive Income

				Convenience
				translation into US
				dollar (Note 2D)
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2014	2015	2016	2016
	NIS millions	NIS millions	NIS millions	US$ millions

Profit for the year	354	97	150	39
Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Changes in fair value of cash flow hedges transferred to profit or loss	13	1	1	-
Tax on other comprehensive income items that were or will be transferred to profit or loss in subsequent years	(3)	-	-	-

Total other comprehensive income for the year that after initial recognition in comprehensive income was or will be transferred to profit or loss, net of tax	10	1	1	-

Other comprehensive income items that will not be transferred to profit or loss

Re-measurement of defined benefit plan, net of tax	(1)	(2)	(1)	-

Total other comprehensive loss for the year that will not be transferred to profit or loss, net of tax	(1)	(2)	(1)	-

Total other comprehensive income (loss) for the year, net of tax	9	(1)	-	-

Total comprehensive income for the year	363	96	150	39

Total comprehensive income attributable to:

Owners of the Company	360	94	148	39
Non-controlling interests	3	2	2	-

Total comprehensive income for the year	363	96	150	39

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Changes in Equity

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions

Balance as of January 1, 2014	1	(13)	719	707	3	710

Comprehensive income for the year
Profit for the year	-	-	351	351	3	354
Other comprehensive income (loss) for the year, net of tax	-	10	(1)	9	-	9
Transactions with owners, recognized directly in equity
Share based payments	-	-	3	3	-	3
Expiration of put option over non-controlling interests in a consolidated company	-	-	6	6	10	16

Balance as of December 31, 2014	1	(3)	1,078	1,076	16	1,092

Comprehensive income for the year
Profit for the year	-	-	95	95	2	97
Other comprehensive income (loss) for the year, net of tax	-	1	(2)	(1)	-	(1)
Transactions with owners, recognized directly in equity
Share based payments	-	-	3	3	-	3
Dividend to non-controlling intererst in a subsidiary	-	-	-	-	(1)	(1)
Options written over non-controlling interests in a consolidated company	-	-	(4)	(4)	(1)	(5)
Balance as of December 31, 2015	1	(2)	1,170	1,169	16	1,185	308

Comprehensive income for the year
Profit for the year	-	-	148	148	2	150	39
Other comprehensive income (loss) for the year, net of tax	-	1	(1)	-	-	-	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	5	5	1	6	2
Dividend to non-controlling interests in a subsidiary	-	-	-	-	(1)	(1)	-

Balance as of December 31, 2016	1	(1)	1,322	1,322	18	1,340	349

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

				Convenience
				translation into US
				dollar (Note 2D)
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2014	2015	2016	2016
	NIS millions	NIS millions	NIS millions	US$ millions
Cash flows from operating activities
Profit for the year	354	97	150	39
Adjustments for:
Depreciation and amortization	610	562	534	139
Share based payment	3	3	6	2
Loss (gain) on sale of property, plant and equipment	7	(1)	10	3
Income tax expense	110	36	10	2
Financing expenses, net	198	177	150	39

Changes in operating assets and liabilities:
Change in inventory	(5)	4	21	5
Change in trade receivables (including long- term amounts)	422	209	(28)	(7)
Change in other receivables (including long- term amounts)	(35)	(34)	(5)	(1)
Change in trade payables, accrued expenses and provisions	(24)	(54)	-	-
Change in other liabilities (including long-term amounts)	36	(95)	20	5
Payments for derivative hedging contracts, net	(6)	-	-	-
Income tax paid	(119)	(68)	(88)	(23)
Income tax received	6	-	1	-
Net cash from operating activities	1,557	836	781	203

Cash flows used in investing activities
Acquisition of property, plant, and equipment	(289)	(305)	(295)	(77)
Acquisition of intangible assets	(77)	(91)	(73)	(19)
Dividend received	-	2	-	-
Change in current investments, net	(15)	231	(9)	(2)
Proceeds from other derivative contracts, net	4	-	-	-
Proceeds from sale of property, plant and equipment	4	4	2	-
Interest received	23	15	11	3
Repayment of a long term deposit	-	48	-	-
Net cash used in investing activities	(350)	(96)	(364)	(95)

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Cash Flows (cont'd)

				Convenience
				translation into US
				dollar (Note 2D)
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2014	2015	2016	2016
	NIS millions	NIS millions	NIS millions	US$ millions

Cash flows used in financing activities
Payments for derivative contracts, net	(29)	(32)	(13)	(3)
Receipt (Repayment) of long term loans from financial institutions	(12)	-	340	88
Repayment of debentures	(1,092)	(873)	(732)	(191)
Proceeds from issuance of debentures, net of issuance costs	326	(3)	653	170
Dividend paid	(4)	(1)	(1)	-
Interest paid	(295)	(227)	(185)	(48)

Net cash used in financing activities	(1,106)	(1,136)	62	16

Changes in cash and cash equivalents	101	(396)	479	124

Cash and cash equivalents as at the beginning of the year	1,057	1,158	761	198

Effect of exchange rate fluctuations on cash and cash equivalents	-	(1)	-	-

Cash and cash equivalents as at the end of the year	1,158	761	1,240	322

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 - Reporting Entity

Reporting Entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 4250708, Israel. The consolidated financial statements of the Group as at December 31, 2016 comprise the Company and its subsidiaries (together referred to as the "Group"). The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular and landline telecommunications services, internet infrastructure and connectivity services, international calls services and television over the internet services (known as Over the Top TV services, or OTT TV services). The Company is a consolidated subsidiary of Discount Investment Corporation (the parent company "DIC"), which is controlled by IDB Development Corporation Ltd., or IDB.

Note 2 - Basis of Preparation

A.	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were approved by the Company's Board of Directors on March 14, 2017.

B.	Functional and presentation currency

These consolidated financial statements are presented in New Israeli Shekels ("NIS"), which is the Group's functional currency, and are rounded to the nearest million unless otherwise indicated. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These consolidated financial statements have been prepared on the basis of historical cost except for the following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, deferred tax assets and liabilities, assets and liabilities in respect of employee benefits and provisions.

For further information regarding the measurement of these assets and liabilities see Note 3, regarding Significant Accounting Policies.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation (cont'd)

D.	Convenience translation into U.S. dollars ("dollars" or "$")

For the convenience of the reader, the reported NIS figures as of December 31, 2016 and for the year then ended, have been presented in dollars, translated at the representative rate of exchange as of December 31, 2016 (NIS 3.845 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation (cont'd)

Legal claims

In estimating the likelihood of outcome of legal claims filed against the Company and its investees, the Group takes into consideration the opinion of its legal counsels and their best professional judgment, the stage of proceedings and historical legal precedents in respect of the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates. See also Note 31.

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

F.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*

As of December 31, 2016	3.845	220.68
As of December 31, 2015	3.902	221.35
As of December 31, 2014	3.889	223.36

Change during the year:

Year ended December 31, 2016	(1.46%)	(0.30%)
Year ended December 31, 2015	0.33%	(0.90%)
Year ended December 31, 2014	12.04%	(0.10%)

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

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, were eliminated in preparing the consolidated financial statements.

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

The Group early adopted IFRS 9 (2009), Financial Instruments, which included guidelines regarding the classification and measurement of financial assets, without early adopting all the other rules of the final version of IFRS 9 (2014), Financial Instruments, as mentioned in section R below. According to IFRS 9 (2009), an entity shall classify and measure its financial assets at amortized cost or at fair value, considering its business model for managing financial assets and with respect to the contractual cash flows characteristics of these financial assets.

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

Offset of financial instruments - See section 2 below.

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

Non-derivative financial liabilities include debentures, loans from financial institutions and trade and other payables.

Offset of financial instruments

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

C.	Financial instruments (cont'd)

(3)	Derivative financial instruments, including hedge accounting (cont'd)

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

(4)	Assets and liabilities linked to the Israeli CPI that are not measured at fair value

The carrying amount of CPI linked financial assets and liabilities are revalued in each period according to the actual rate of change in the CPI.

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

Communications networks consist of several significant components with different useful lives. Each component is treated separately and is depreciated over its estimated useful life.

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

D.	Property, plant and equipment (cont'd)

The cost of replacing part of a fixed asset item is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of day-to-day servicing are recognized in profit or loss as incurred.

Depreciation is a systematic allocation of the depreciable amount of an asset over its estimated useful life. An asset is depreciated from the date it is ready for use, meaning the date it reaches the location and condition required for it to operate in the manner intended by management.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of the fixed asset item, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The annual depreciation rates for the current and comparative periods are as follows:

%
Communications network	5-25
Control and testing equipment	15-25
Vehicles	15-33
Computers and hardware	15-33
Furniture and landline communications equipment	6-33

Leasehold improvements are depreciated over the shorter of their estimated useful lives or the expected lease terms.

Depreciation methods, useful lives and residual values are reviewed at least at the end of each reporting year and adjusted if appropriate.

E.	Rights of use of communications lines

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

Intangible assets consist of goodwill, assets recognized during business combination, licenses, computer software costs, information systems and Customer relationship.

1.	Goodwill that arises upon the acquisition of subsidiaries is presented as part of intangible assets. In subsequent periods goodwill is measured at cost less accumulated impairment losses.

2.	Customer relationship - purchase price allocated to subsidiaries' customer relationship. Customer relationship has a finite useful life and is amortized accordingly.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

F.	Intangible assets (cont'd)

3.	Other intangible assets are measured at cost less accumulated amortization and accumulated impairment losses and including direct costs necessary to prepare the asset for its intended use.

4.	Direct development costs associated with internally developed information system software, and payroll costs for employees devoting time to the software projects, incurred during the application development stage, are capitalized and recognized as an intangible asset. The costs are amortized using the straight-line method beginning when the asset is substantially ready for use.

5.	Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is recognized in profit or loss as incurred.

6.	Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. Amortization is calculated using the straight-line method, except for customer relationship recognized during business combinations, which is amortized according to the economic benefit expected from this asset each period (and up to 2019). The annual amortization rates for the current and comparative periods are as follows:

	%
Licenses	5-6	(mainly 6)
Information systems	25
Software	15-25

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

Inventory of cellular phone equipment, accessories and spare-parts are measured at the lower of cost and net realizable value. Cost is determined by the moving average method. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The cost of inventory which serves the landline communications is determined on a "first-in, first-out" basis.

The Group periodically evaluates the condition and age of inventories and makes provisions for impairment of inventories accordingly.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

H.	Impairment

a.	Non-derivative financial assets

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

b.	Property, plant and equipment and intangible assets

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

I.	Employee benefits

a.	Post-employment benefits

Part of the Group's liability for post-employment benefits is covered by a defined contribution plan financed by deposits with insurance companies or with funds managed by a trustee. A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. The Group's obligation of contribution to defined contribution pension plan is recognized as an expense in profit and loss in the periods during which services are rendered by employees. In addition, the Group has a net obligation in respect of defined benefit plan. A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. This benefit is presented at present value deducting the fair value of any plan assets and is determined using actuarial assessment techniques which involves, among others, determining estimates regarding the capitalization rates, anticipated return on the assets, the rate of the increase in salary and the rates of employee turnover. There is significant uncertainty in respect to these estimates because of the long-term programs. For further information, see Note 18.

The Group recognizes immediately, directly in retained earnings through other comprehensive income, all re-measurements gains and losses arising from defined benefit plans. Interest costs and interest income on plan assets that were recognized in profit or loss are presented under financing income and expenses, respectively.

b.	Termination benefits

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

c.	Short-term employee benefits

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

d.	Share based payments

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

A provision for claims is recognized if the Group has a present legal or constructive obligation, as a result of a past event and it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of obligation can be estimated reliably.

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

The sale of end-user equipment is generally adjacent to the sale of services. Usually, the sale of equipment to the customer is executed with no contractual obligation of the client to consume services in a minimal amount for a predefined period. As a result, the Group refers to the sale transaction as a separate transaction and recognizes revenue from sale of equipment upon delivery of the equipment to the customer. Revenue from services is recognized and recorded when the services are provided.

In case the customer is obligated towards the Group to consume services in a minimal amount for a predefined period, the contract is characterized as a multiple element arrangement and thus, revenue from sale of equipment is recorded in an amount not higher than the fair value of the said equipment, which is not contingent upon delivery of additional components (such as services) and is recognized upon delivery to the customer and when the criteria for revenue recognition are met. The Group determines the fair value of the individual elements based on prices at which the deliverable is regularly sold on a standalone basis, after considering discounts where appropriate.

The Group also offers other services, such as extended equipment warranty plans, which are provided for a monthly fee and are either sold separately or bundled and included in packaged rate plans. Revenues from those services are recognized over the service period.

Revenue from the sale of goods in the ordinary course of business is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenues from long-term credit arrangements are recognized on the basis of the present value of future cash flows, discounted according to market interest rates at the time of the transaction. The difference between the original credit and its present value is recorded as interest income over the credit period.

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

Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their current tax assets and liabilities will be realized simultaneously.

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

IFRS 9 (2014), Financial Instruments ("final version of IFRS 9")

IFRS 9 (2014) is a final version of the standard, which includes revised guidance on the classification and measurement of financial instruments, and a new model for measuring impairment of financial assets. This guidance has been added to the chapter dealing with general hedge accounting requirements issued in 2013.

Classification and measurement of financial assets

In accordance with the final version of IFRS 9, there are three principal categories for measuring financial assets: amortized cost, fair value through profit and loss and fair value through other comprehensive income. The basis of classification for debt instruments is the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. Investments in equity instruments will be measured at fair value through profit and loss (unless the entity elected at initial recognition to present fair value changes in other comprehensive income).

As described in paragraph C(1) in this note, the Group has adopted in an early adoption from 2012 the classification and measurement rules of IFRS 9 (2009), with respect of financial assets, without adopting in an early adoption all of the other rules of the final version of IFRS 9, described below:

Classification and measurement of financial liabilities

The changes in fair value of financial liabilities designated at fair value through profit or loss that are attributable to changes in its credit risk, should usually be recognized in other comprehensive income.

Hedge accounting - general

In accordance with the final version of IFRS 9, additional hedging strategies that are used for risk management will qualify for hedge accounting. The final version of IFRS 9 replaces the present 80%-125% test for determining hedge effectiveness, with the requirement that there be an economic relationship between the hedged item and the hedging instrument, with no quantitative threshold. In addition, the final version of IFRS 9 introduces new models that are alternatives to hedge accounting as regarding credit exposures and certain contracts outside the scope of the final version of IFRS 9 and sets new principles for accounting for hedging instruments. In addition, the final version of IFRS 9 provides new disclosure requirements.

Impairment of financial assets

The final version of IFRS 9 presents a new ‘expected credit loss’ model for calculating impairment. For most financial assets, the new model presents a dual measurement approach for impairment: if the credit risk of a financial asset has not increased significantly since its initial recognition, an impairment provision will be recorded in the amount of the expected credit losses that result from default events that are possible within the twelve months after the reporting date. If the credit risk has increased significantly, in most cases the impairment provision will increase and be recorded at the level of the lifetime expected credit losses of the financial asset.

The final version of IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with early adoption being permitted. It will be applied retrospectively with some exemptions.

The Group is examining the effects of the standard on the financial statements and is planning to adopt the standard from January 1, 2018 without amending the comparative data but while adjusting balances of retained earnings and other components of equity as at January 1, 2018 (the initial date of application).

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

IFRS 15 is applicable for annual periods beginning on or after January 1, 2018 and earlier application is permitted. IFRS 15 includes various alternative transitional provisions, so that companies can choose between one of the following alternatives at initial application: full retrospective application, full retrospective application with practical expedients, or application as from the mandatory effective date, with an adjustment to the balance of retained earnings at that date in respect of transactions that are not yet complete (the "Cumulative effect method").

The Group has examined the implications of the standard and intends to early adopt IFRS 15 as from January 1, 2017 using the cumulative effect method, and adjusting the balance of retained earnings as at January 1, 2017.

In addition, the Group is considering applying the following expedients at the transition date:

1)	Applying the cumulative effect method only for contracts not yet completed at the transition date; and

2)	Examining the aggregate effect of contract modifications that occurred before the date of initial application, instead of examining each modification on a separate basis.

The main impact of the standard application on the Group’s future financial statements is that customer acquisition costs will be capitalized when it is expected that the Group will recover these costs, instead of recognizing these costs in profit or loss as incurred, as was done to this day. Accordingly, incremental incentives and commissions paid to Group employees and resellers for securing contracts with customers, will be recognized as an asset and will be amortized to profit or loss in accordance with the expected revenue recognition from these contracts. Such customer acquisition costs capitalization, is expected to have a material positive effect on the Group's results of operations in the coming years, which will be leveled off in later years.

The Group intends to apply the practical exemption specified in the standard and to recognize customer acquisition costs in profit or lost when the expected amortization period of these costs is one year or less.

In respect of contracts which have not been concluded to the date of transition, to such a change there is no material impact on the retained earnings at the initial date of application.

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

The standard will become effective for annual periods as of January 1, 2019, with the possibility of early adoption, so long as the company has also early adopted IFRS 15 - Revenue from contracts with customers. The standard includes a number of alternatives for the implementation of transitional provisions, so that companies can choose one of the following alternatives at the implementation date: full retrospective implementation or implementation from the effective date (with the possibility of certain practical expedients) while adjusting the balance of retained earnings at that date.

The Group has not yet commenced examining the effects of adopting the standard on the financial statements.

Note 4 - Fair Value

A.	Determination of Fair Value

A number of the Group's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 4 - Fair Value (cont'd)

A.	Determination of Fair Value (cont'd)

4.	Share-based payment transactions

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

Capital management

The Group's capital management aim is to ensure a sound and efficient capital structure which takes into consideration, among others, the following factors:

A gearing ratio that supports the Group's cash flow needs with respect to its potential cash flow generation and also supporting its dividend policy, considering the limitation imposed on dividend distribution as established in the indenture of the Group's Series F through K debentures and in the Company's long term loans and deferred loan agreements, while maintaining a Net Debt to EBITDA ratio (see definition in Note 17, regarding Debentures) as established in such documents, and that meets the industry standards. The Group considers Net Debt to EBITDA ratio to be an important measure for investors, debentures holders, analysts, and rating agencies. This ratio is a non-GAAP figure not governed by International Financial Reporting Standards and its definition and calculation may vary from one Group to another. The Group's debt mainly consists of short and long-term debentures traded publicly in the Tel Aviv Stock Exchange and loans from financial institutions.

Note 6 - Operating Segments

As a result of business and regulatory changes, as well as the Group’s entry into new fields of operations in the landline market - sales of television services and sales of internet infrastructure services, the Group’s management attention in general and Chief Operating Decision Maker (CODM) attention in particular, have shifted to focus on two main fields of operations, “Cellular” and “Fixed-line”. Accordingly, starting from January 1, 2016, the Company presents its operations in two segments, "Cellular" segment and "Fixed-line" segment. These segments are managed separately for allocating resources and assessing performance purposes. The CODM does not examine the assets or liabilities for these segments, and therefore they are not presented.

●	Cellular Segment - the segment includes the cellular communications services, cellular equipment and supplemental services.

●	Fixed-line segment - the segment includes landline telephony services, internet infrastructure and connectivity services, television services, landline equipment and supplemental services.

The Company adjusted its operating segments reporting for prior periods on a retroactive basis, therefore the segment reporting for those periods reflects the new reporting format.

The accounting policies of the reportable segments are the same as described in the annual financial statements in Note 3, regarding Significant Accounting Policies.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 6 - Operating Segments (cont'd)

	Year ended December 31, 2016
	NIS millions
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Segment EBITDA to profit for the year

External revenues	2,981	1,046	-	4,027
Inter-segment revenues	17	183	(200)	-

Segment EBITDA*	625	233			858

Depreciation and amortization					(534)
Taxes on income					(10)
Financing income					46
Financing expenses					(196)
Other expenses					(8)
Share based payments					(6)

Profit for the year					150

	Year ended December 31, 2015
	NIS millions
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Segment EBITDA to profit for the year

External revenues	3,185	995	-	4,180
Inter-segment revenues	18	186	(204)	-

Segment EBITDA*	601	271			872

Depreciation and amortization					(562)
Taxes on income					(36)
Financing income					55
Financing expenses					(232)
Other income					3
Share based payments					(3)

Profit for the year					97

Note 6 - Operating Segments (cont'd)

	Year ended December 31, 2014
	NIS millions
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Segment EBITDA to profit for the year

External revenues	3,554	1,016	-	4,570
Inter-segment revenues	26	195	(221)	-

Segment EBITDA*	823	459			1,282

Depreciation and amortization					(610)
Taxes on income					(110)
Financing income					100
Financing expenses					(298)
Other expenses					(7)
Share based payments					(3)

Profit for the year					354

* Segment EBITDA as reviewed by the Group's CODM, represents earnings before interest (financing expenses, net), taxes, other income (expenses) (except for expenses in respect of voluntary retirement plans for employees. See also Note 26 regarding Other Expenses), depreciation and amortization and share based payments, as a measure of operating profit. Segment EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

Note 7 - Subsidiaries

Presented hereunder is a list of the Group’s significant subsidiaries:

		The Group’s ownership interest in the subsidiary for the year ended December 31
Name of subsidiary	Principal location of the subsidiary's activity	2015	2016

Netvision Ltd.	Israel	100%	100%
013 Netvision Ltd.	Israel	100%	100%

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 8 - Cash and Cash Equivalents

Composition

	December 31,
	2015	2016
	NIS millions	NIS millions
Bank balances	57	178
Call deposits	704	1,062
	761	1,240

The Group's exposure to interest rate risk and sensitivity analysis for financial assets and liabilities are disclosed in Note 21.

Note 9 - Trade and Other Receivables

Composition

	December 31,
	2015	2016
	NIS millions	NIS millions
Current
Trade Receivables*
Open accounts	445	512
Checks and credit cards receivables	164	160
Accrued income	82	87
Current maturity of long-term receivables	563	566
	1,254	1,325
Other Receivables
Prepaid expenses	43	54
Government institutions and others	61	7
	104	61
	1,358	1,386
Non-current
Trade receivables*	467	461
Rights of use of communications lines	302	327
Deposits and other receivables	3	1
Other	13	7
	785	796
	2,143	2,182

* Net of allowance for doubtful debts.

The Group is exposed to credit risks and impairment losses related to trade and other receivables as disclosed in Note 21.

Non-current trade receivables balances are in respect of equipment sold in installments (mainly 36 monthly payments) which current amount as of December 31, 2016, is calculated at a 3.3% discount rate (December 31, 2015 - 3.3%).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 - Inventory

A.	Composition

	December 31,
	2015	2016
	NIS millions	NIS millions
Handsets	67	42
Accessories	7	10
Spare parts	11	12
	85	64

B.	In 2016, the Group tested slow moving inventory for impairment and wrote down inventory to its net realizable value by the amount of NIS 2 million (2015 - NIS 4 million). The write-down is included in Cost of Sales.

Note 11 - Property, Plant and Equipment, Net

				Computers,
				furniture and
		Control and		landline
	Communications	testing		communications	Leasehold
	network	equipment	Vehicles	equipment	improvements	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Cost

Balance at January 1, 2015	5,552	122	9	316	153	6,152

Additions	203	2	-	85	6	296
Disposals	(84)	-	(2)	(54)	(3)	(143)
Balance at December 31, 2015	5,671	124	7	347	156	6,305

Additions	189	1	-	105	6	301
Disposals	(796)	(46)	(2)	(82)	(38)	(964)
Balance at December 31, 2016	5,064	79	5	370	124	5,642

Accumulated Depreciation

Balance at January 1, 2015	3,965	81	7	170	95	4,318
Depreciation for the year	301	15	1	52	12	381
Disposals	(81)	-	(1)	(54)	(3)	(139)
Balance at December 31, 2015	4,185	96	7	168	104	4,560

Depreciation for the year	284	12	-	67	12	375
Disposals	(796)	(46)	(2)	(75)	(33)	(952)
Balance at December 31, 2016	3,673	62	5	160	83	3,983

Carrying amounts

At January 1, 2015	1,587	41	2	146	58	1,834
At December 31, 2015	1,486	28	-	179	52	1,745
At December 31, 2016	1,391	17	-	210	41	1,659

In the ordinary course of business, the Group acquires property, plant and equipment in credit. The cost of acquisitions, which has not yet been paid at the reporting date, amounted to NIS 120 million (December 31, 2015 and 2014 - NIS 169 million each).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Intangible Assets, Net

	Licenses	Information systems	Software	Goodwill	Customer relationship and other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cost

Balance at January 1, 2015	532	354	77	830	347	2,140

Additions	20	57	11	-	-	88
Disposals	-	(115)	(26)	-	(23)	(164)
Balance at December 31, 2015	552	296	62	830	324	2,064

Additions	-	73	8	-	-	81
Disposals	-	(65)	(17)	-	(16)	(98)
Balance at December 31, 2016	552	304	53	830	308	2,047

Accumulated Amortization

Balance at January 1, 2015	321	157	48	-	299	825

Amortization for the year	30	74	12	-	33	149
Disposals	-	(115)	(26)	-	(23)	(164)
Balance at December 31, 2015	351	116	34	-	309	810

Amortization for the year	31	71	13	-	13	128
Disposals	-	(65)	(17)	-	(16)	(98)
Balance at December 31, 2016	382	122	30	-	306	840

Carrying amounts

At January 1, 2015	211	197	29	830	48	1,315
At December 31, 2015	201	180	28	830	15	1,254
At December 31, 2016	170	182	23	830	2	1,207

In the ordinary course of business, the Group acquires Intangible assets in credit. The cost of acquisitions, which has not yet been paid at the reporting date, amounted to NIS 32 million (December 31, 2015 and 2014, NIS 33 million and NIS 34 million, respectively).

A.	Impairment testing for cash-generating unit containing goodwill

For the purpose of impairment testing, goodwill is allocated to the Fixed-line segment, which represents the lowest level within the Group, at which goodwill is monitored for internal management purposes, which is not higher than the reported operating segments. See Note 6, regarding Operating Segments.

The aggregate carrying amount of goodwill allocated to the Fixed-line segment as of December 31, 2016, is NIS 753 million.

The recoverable amount of the Fixed-line segment was based on its value in use and was determined by discounting the expected future cash flows to be generated from the continuing use. The recoverable amount of the Fixed-line segment as of December 31, 2016, was determined to be higher than its carrying amount and thus, no impairment loss has been recognized.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Intangible Assets, Net (cont'd)

B.	Key assumptions used in calculation of recoverable amount

Key assumptions used in the calculation of recoverable amounts are discount rate and terminal value growth rate. These assumptions are as follows:

(1)	Pre-tax discount rate and terminal value growth rate

	Pre-tax discount rate	Terminal value growth rate
	2016
Fixed-line segment	10.4%	1.5%

·	The discount rate and the terminal value growth rate are denominated in real terms.

·	The Fixed-line segment has cash flows for 5 years, as included in its discounted cash flow model.

·	The long-term growth rate has been determined as 1.5% which represents, among others, the natural population growth rate.

·	The pre-tax discount rate is estimated and calculated using several assumptions, among other, Fixed-line segment's Cost of Equity, risk premium for normative debt leveraging of the Group and estimates of the normative leverage ratio for the industry.

(2)	Sensitivity to changes in assumptions

The estimated recoverable amount of the Fixed-line segment exceeds its carrying amount by approximately NIS 74 million. Management has identified two key assumptions for which there reasonably could be a possible change that could cause the carrying amount to exceed the recoverable amount. The table below shows the amount that these two assumptions are required to change individually in order for the estimated recoverable amount to be equal to the carrying amount.

2016

Pre-tax discount rate	10.8%
Terminal value growth rate	1.0%

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Trade Payables and Accrued Expenses

Composition

	December 31,
	2015	2016
	NIS millions	NIS millions
Trade payables	227	203
Accrued expenses	450	472
	677	675

Note 14 - Provisions

Composition

	Dismantling and restoring		Other contractual	Provision for
	sites	Litigations	obligations	warranty	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Balance as at January 1, 2015	21	47	52	2	122
Provisions made during the year	3	27	11	-	41
Provisions reversed during the year	(4)	(20)	(7)	(2)	(33)
Balance as at January 1, 2016	20	54	56	-	130
Provisions made during the year	14	27	1	-	42
Provisions reversed during the year	(4)	(21)	(9)	-	(34)
Balance as at December 31, 2016	30	60	48	-	138

Non-current	30	-	-	-	30
Current	-	60	48	-	108
	30	60	48	-	138

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Other Payables, Including Derivatives

Composition

	December 31,
	2015	2016
	NIS millions	NIS millions
Employees and related liabilities	123	126
Government institutions	11	43
Interest payable	108	86
Accrued expenses	8	3
Deferred revenue	21	19
Derivative financial instruments	15	2
	286	279

Note 16 - Other Long-term Liabilities

Composition

	December 31,
	2015	2016
	NIS millions	NIS millions
Long-term trade payables	1	3
Deferred revenue	2	2
Derivative financial instruments	17	15
Other	4	11
	24	31

Note 17 - Debentures and Long-term Loans from Financial Institutions

This note provides information about the contractual terms of the Group's debentures and long-term loans from financial institutions, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, see Note 21.

	December 31,
	2015	2016
	NIS millions	NIS millions
Non- current liabilities
Debentures	3,054	2,866
Long-term loans from financial institutions	-	340
	3,054	3,206
Current liabilities
Current maturities of debentures	734	863

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 - Debentures and Long-term Loans from Financial Institutions (cont'd)

Terms and debt repayment schedule

The terms and conditions debentures are as follows:

				December 31, 2015		December 31, 2016
				NIS millions		NIS millions
	Currency	Nominal interest rate	Year of maturity	Face value	Carrying amount	Face value	Carrying amount

Debentures (Series B) - linked to the Israeli CPI	NIS	5.30%	until 2017	370	441	185	220
Debentures (Series D) - linked to the Israeli CPI	NIS	5.19%	until 2017	599	702	299	349
Debentures (Series E) - unlinked	NIS	6.25%	until 2017	327	327	164	164
Debentures (Series F) - linked to the Israeli CPI	NIS	4.60%	2017-2020	715	733	715	731
Debentures (Series G) - unlinked	NIS	6.99%	2017-2019	285	286	285	285
Debentures (Series H) - linked to the Israeli CPI	NIS	1.98%	2018-2024	950	801	950	824
Debentures (Series I) - unlinked	NIS	4.14%	2018-2025	558	498	804	753
Debentures (Series J) - linked to the Israeli CPI	NIS	2.45%	2021-2026	-	-	103	102
Debentures (Series K) - unlinked	NIS	3.55%	2021-2026	-	-	304	301
Loan from financial institutions	NIS	4.60%	2018-2021	-	-	200	200
Loan from bank	NIS	4.90%	2018-2022	-	-	140	140
Total interest- bearing liabilities				3,804	3,788	4,149	4,069

Debentures

In connection with the issuance of Series F and G debentures, the Company has undertaken to comply with certain financial and other covenants. Inter alia:

·	a Net Leverage* exceeding 5, or exceeding 4.5 during four consecutive quarters, shall constitute an event of default; As of December 31, 2016, the Net Leverage is 2.99.

·	not to distribute more than 95% of the profits available for distribution according to the Israeli Companies law (“Profits”); provided that if the Net Leverage* exceeds 3.5:1, the Company will not distribute more than 85% of its Profits and if the Net Leverage* exceeds 4:1, the Company will not distribute more than 70% of its Profits. Failure to comply with this covenant shall constitute an event of default;

·	cross default, excluding following an immediate repayment initiated in relation to a liability of NIS 150 million or less, shall constitute an event of default;

·	a negative pledge, subject to certain exceptions. Failure to comply with this covenant shall constitute an event of default;

·	an obligation to pay additional interest of 0.25% for two-notch downgrade in the debentures' rating and additional interest of 0.25% for each additional one-notch downgrade and up to a maximum addition of 1%, in comparison to the rating given to the debentures prior to their issuance;

·	failure to have the debentures rated over a period of 60 days, shall constitute an event of default.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 - Debentures and Long-term Loans from Financial Institutions (cont'd)

Debentures (cont'd)

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

In connection with the issuance of Series H and Series I debentures in July 2014, the Company undertook additional undertakings, in addition to those previously undertaken by the Company in its Series F and G indenture (as detailed above), including: (1) in addition to being an event of default, meeting the financial covenants previously undertaken by the Company (a maximum net leverage ratio (Net Debt to EBITDA ratio) in excess of 5.0:1, or in excess of 4.5:1 for four consecutive quarters) would be a condition for dividend distribution; and (2) meeting such financial covenants would also be a condition for the issuance of additional debentures of each of the two series.

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

In March 2016, the Company issued in a private offering approximately NIS 246 million aggregate principal amount of additional Series I debentures, for a total consideration of NIS 250 million, reflecting an effective interest of 4.06% per annum. The Company's Series I debentures are listed on the Tel Aviv Stock Exchange, or TASE.

In September 2016, the Company issued two new series of debentures as follows:

a.	Series J debentures in a principal amount of approximately NIS 103 million at an interest rate of 2.45% per annum (annual effective interest rate of 2.62%), linked to the Israeli Consumer Price Index. Series J debentures principal will be payable in six installments, of which the first four installments of 15% of the principal each will be paid on July 5 of the years 2021 through 2024, and the remaining two installments of 20% of the principal each will be paid on July 5 of the years 2025 through 2026. Interest on the outstanding principal of the Series J debentures is payable on January 5 and on July 5 of each of the years 2017 through 2026.

b.	Series K debentures in a principal amount of approximately NIS 304 million, at an interest rate of 3.55% per annum (annual effective interest rate of 3.75%), without linkage. Series K debentures principal will be payable in six installments, of which the first four installments of 15% of the principal each will be paid on July 5 of the years 2021 through 2024, and the remaining two installments of 20% of the principal each will be paid on July 5 of the years 2025 and 2026. Interest on the outstanding principal of the Series K debentures is payable on January 5 and on July 5 of each of the years 2017 through 2026.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 - Debentures and Long-term Loans from Financial Institutions (cont'd)

Both series were issued at par value (NIS 1,000 per unit).

The debentures (rated ilA+/Stable) were issued in a public offering in Israel based on the Company's Israeli shelf prospectus and were listed for trading on the Tel Aviv Stock Exchange.

The total net consideration received by the Company was approximately NIS 403 million.

The Series J and Series K debentures are unsecured and contain standard terms and conditions in addition to certain additional undertakings by the Company, generally similar to the terms of the Company's existing Series G and Series H debentures.

In January 2017, after the end of the reporting period, the Company repaid interest and principal of debentures in a total sum of approximately NIS 592 million.

As of December 31, 2016, the Group is in compliance with the required covenants.

Long-term loans from financial institutions

1.	In May 2015, the Company entered into a loan agreement with two Israeli financial institutions, or Lenders, according to which the Lenders have agreed, subject to certain customary conditions, to provide the Company two deferred loans for the total principal amount of NIS 400 million, without any linkage, as follows:

a.	A loan principal amount of NIS 200 million which was provided to the Company in June 2016 and bears an annual fixed interest of 4.6%. The loan's principal amount will be payable in four equal annual payments on June 30 of each of the years 2018 through 2021 (inclusive). The interest will be paid in ten semi-annual installments on June 30 and December 31, of each calendar year commencing December 31, 2016 through and including June 30, 2021.

b.	A loan principal amount of NIS 200 million will be provided to the Company in June 2017, and will bear an annual fixed interest of 5.1%. The loan's principal amount will be payable in four equal annual payments on June 30 of each of the years 2019 through 2022 (inclusive). The interest will be paid in ten semi-annual installments on June 30 and December 31, of each calendar year commencing December 31, 2017 through and including June 30, 2022.

Under the agreement, the interest rate may be subject to certain adjustments. Until the provision of the loans, the Company is required to pay the Lenders a commitment fee. The Company may cancel or prepay one or both loans, subject to a certain cancelation fee or prepayment fee, as applicable. The agreement includes standard terms and obligations and also generally includes the negative pledge, limitations on distributions, events of default and financial covenants applicable to the Company's series F through I debentures.

As of December 31, 2016, the Group is in compliance with the required covenants.

2.	In August 2015, the Company entered into a loan agreement with an Israeli bank, or Lender, according to which the Lender has agreed to provide the Company a deferred loan in a principal amount of NIS 140 million, without any linkage, which was provided to the Company in December 2016, and bears an annual fixed interest of 4.9%. The loan's principal amount will be payable in five equal annual payments on June 30 of each of the years 2018 through 2022 (inclusive).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 - Debentures and Long-term Loans from Financial Institutions (cont'd)

Long-term loans from financial institutions (cont'd)

Under the Agreement, the interest rate may be subject to certain adjustments. The Company may prepay the loan, subject to prepayment fee. The agreement also includes certain events which if not approved by the Lender allow the Lender to notify the Company of an acceleration of the repayment of the loan.

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

As of December 31, 2016, the Group is in compliance with the required covenants.

Note 18 - Liability for Employee Rights upon Retirement, Net

The obligation of the Group, under law and labor agreements, to pay severance pay employees who are not covered by the pension or insurance plans as mentioned in section A below, as of December 31, 2016 and 2015 is NIS 12 million each, as included in the consolidated statements of financial position, under Liability for employee rights upon retirement, net.

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

B.	Post-employment benefit plans - defined benefit plan

The portion of the severance payments which is not covered by deposits in defined contribution plans, as aforementioned, is accounted for by the Group as a defined benefit plan, according to which a liability for employee benefits is recognized and in respect of which, the Group deposits amounts in central severance pay funds and in appropriate insurance policies. The total liability as at December 31, 2016 is NIS 25 million (2015 - NIS 23 million). The fair value of the plan assets, the severance pay fund, is NIS 20 million (2015 - NIS 19 million). The expense recognized in the consolidated statement of income for the year ended December 31, 2016 in respect of defined benefit plans, is NIS 3 million (2015 - NIS 3 million).

C.	As of December 31, 2016 the Group's liability for adaptation grants to employees is NIS 7 million (2015 - NIS 8 million).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 19 - Capital and Reserves

Share capital

	2014	2015	2016
	NIS
Issued and paid at January 1	995,316	1,005,845	1,006,046
Exercise of share options	10,529	201	-

Issued and paid at December 31	1,005,845	1,006,046	1,006,046

The share capital is comprised of ordinary shares of NIS 0.01 par value each.

At December 31, 2016, the authorized share capital was comprised of 300 million ordinary shares (December 31, 2015, 2014 - 300 million each). The holders of ordinary shares are entitled to receive dividends as declared.

Basic and diluted earnings per share

The calculation of basic earnings per share was based on the profit attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding (99,924,306, 100,589,458 and 100,604,578 during the years 2014, 2015 and 2016, respectively). The calculations of diluted earnings per share was based on the profit attributable to ordinary shares and the weighted average number of ordinary shares in the basic earnings per share in addition of 781,976, 72 and 93,728 incremental shares (NIS 0.01 par value each) that would be issued resulting from exercise of all options for the years ended December 31, 2014, 2015 and 2016, respectively.

At December 31, 2016, 1,060 thousand options (2015 and 2014 - 616 thousand and 453 thousand options, respectively) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding.

Dividends

In 2014-2016 the Company did not pay dividend to the shareholders of the Company.

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

	Number of		Contractual	Adjusted exercise price per share as
	instruments		life of	of December 31,
Grant date/employees entitled	In thousands	Vesting conditions	options	2016

Share options granted in December 2013 to senior employees	234	Three equal installments over three years of employment	4.5 years	$14.65
Share options granted in August 2015 to senior employees	2,660	Three equal installments over three years of employment	4.5 years	NIS 25.65
Share options granted in November 2016 to senior employees	63	Three equal installments over three years of employment	4.5 years	NIS 29.97

The total compensation expense during the year ended December 31, 2016, related to the options granted is NIS 6 million (2015 - NIS 3 million, 2014 - NIS 3 million).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 20 - Share-Based Payments (cont'd)

The changes in the balances of the options were as follows:

		Weighted average		Weighted average		Weighted average
	Number of	of exercise price	Number of	of exercise price	Number of	of exercise price
	options	(US Dollars)	options	(US Dollars)	options	(US Dollars)
	2014		2015		2016

Balance as at January 1	2,965,964	10.35	638,865	15.86	2,873,190	7.40

Granted during the year	-	-	2,660,000	6.69	63,000	7.79

Forfeited during the year	(341,006)	27.01	(292,798)	19.52	(171,856)	11.43

Exercised during the year	(1,986,093)	5.72	(132,877)	5.67	-	-

Total options outstanding as at December 31	638,865	15.86	2,873,190	7.40	2,764,334	7.15

Total of exercisable options as at December 31*	445,365	17.00	170,190	15.13	1,020,000	7. 89

* The weighted average of the remaining contractual life of options outstanding as at December 31, 2016 is 2.9 years.

	2014	2015	2016

Fair value of share options and assumptions:

Fair value at grant date	-	NIS 3.5	NIS 6.3

Fair value assumptions:

Share price at grant date	-	NIS 23.75	NIS 27.75

Exercise price	-	NIS 25.65	NIS 29.97

Expected volatility (weighted average)	-	35.9%	42.8%

Option life (expected weighted average life)	-	2.3 years	2.3 years

Risk free interest rate	-	0.4%	0.4%

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments

Credit risk

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	December 31,	December 31,
	2015	2016
	NIS millions	NIS millions

Trade receivables including long-term amounts	1,721	1,786
Loans and other receivables including long-term amounts	9	5
Investment in debt securities	280	282
Cash and cash equivalents in banks	761	1,240
Derivative financial instrument	1	2
	2,772	3,315

The maximum exposure to credit risk of financial assets at the reporting date by type of counterparty is:

	December 31,	December 31,
	2015	2016
	NIS millions	NIS millions

Receivables from subscribers	1,588	1,590
Receivables from distributors and other operators	133	196
Investment in government of Israel debt securities	151	131
Investment in institutional debt securities	129	151
Cash and cash equivalents in banks	761	1,240
Other	10	7
	2,772	3,315

Impairment losses

The aging of financial assets at the reporting date was as follows:

	Gross	Impairment	Gross	Impairment
	2015		2016
	NIS millions	NIS millions	NIS millions	NIS millions

Not past due	2,675	28	3,200	22
Past due less than one year	136	53	154	62
Past due more than one year	163	121	146	101
	2,974	202	3,500	185

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2015	2016
	NIS millions	NIS millions

Balance at January 1	231	202
Impairment loss recognized	(61)	(50)
Doubtful debt expenses	32	33
Balance at December 31	202	185

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

Liquidity risk

The following are the maturities of contractual of financial liabilities and other non-contractual liabilities, including estimated interest payments and excluding the impact of netting agreements:

December 31, 2016	Carrying	Contractual					More than
	amount	Cash flows	1st year	2nd year	3rd year	4-5 years	5 years
	NIS millions

Debentures*	(3,815)	(4,448)	(1,014)	(657)	(577)	(847)	(1,353)
Long-term loans from financial institutions	(340)	(392)	(16)	(92)	(89)	(166)	(29)
Trade and other payables	(803)	(803)	(803)	-	-	-	-
Forward exchange contracts on CPI	(17)	(17)	(2)	(15)	-	-	-
Long-term liabilities	(13)	(13)	(2)	-	(11)	-	-
	(4,988)	(5,673)	(1,837)	(764)	(677)	(1,013)	(1,382)

* Including accrued interest on debentures.

December 31, 2015	Carrying	Contractual					More than
	amount	Cash flows	1st year	2nd year	3rd year	4-5 years	5 years
	NIS millions

Debentures*	(3,896)	(4,549)	(909)	(996)	(610)	(957)	(1,077)
Trade and other payables	(808)	(808)	(808)	-	-	-	-
Forward exchange contracts on CPI	(32)	(32)	(15)	(3)	(14)	-	-
Long-term liabilities	(5)	(5)	-	-	-	(5)	-
	(4,741)	(5,394)	(1,732)	(999)	(624)	(962)	(1,077)

* Including accrued interest on debentures.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

Currency risk and CPI

The Group's exposure to foreign currency risk and CPI is as follows:

	December 31, 2015			December 31, 2016
	In or linked			In or linked
	to foreign			to foreign
	currencies	Linked		currencies	Linked
	(mainly USD)	to CPI	Unlinked	(mainly USD)	to CPI	Unlinked
	NIS millions			NIS millions
Current assets
Cash and cash equivalents	42	-	719	12	-	1,228
Current investments, including derivatives	1	141	139	2	141	141
Trade receivables	77	-	1,177	89	-	1,236
Other receivables	-	1	5	-	-	4

Non- current assets
Long-term receivables	-	3	467	-	1	461

Current liabilities
Current maturities of debentures	-	(570)	(164)	-	(642)	(221)
Trade payables and accrued expenses	(325)	-	(352)	(182)	-	(493)
Other current liabilities, including derivatives	-	(82)	(172)	-	(49)	(167)

Non- current liabilities
Long-term loans from financial institutions	-	-	-	-	-	(340)
Debentures	-	(2,107)	(947)	-	(1,584)	(1,282)
Other non- current liabilities, including derivatives	-	(17)	(5)	(3)	(15)	(10)
	(205)	(2,631)	867	(82)	(2,148)	557

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

Currency risk and CPI (cont'd)

The Group's exposure to linkage and foreign currency risk in respect of derivatives is as follows:

	December 31, 2016
	Currency/ linkage receivable	Currency/ linkage payable	Notional Value	Fair value
			NIS millions
Instruments not used for hedging
Forward exchange contracts on foreign currencies	USD	NIS	95	1
Forward exchange contracts on CPI	CPI	NIS	800	(17)
Foreign currency put options	NIS	USD	(95)	1

	December 31, 2015
	Currency/ linkage receivable	Currency/ linkage payable	Notional Value	Fair value
			NIS millions
Instruments not used for hedging
Forward exchange contracts on foreign currencies	USD	NIS	98	1
Forward exchange contracts on CPI	CPI	NIS	1,200	(32)
Foreign currency call options	USD	NIS	20	-
Foreign currency put options	NIS	USD	117	-

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

Currency risk and CPI (cont'd)

Sensitivity analysis

A change of the CPI as at December 31, 2016 and 2015 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2015.

		Equity	Net income
	Change	NIS millions	NIS millions

December 31, 2016
Increase in the CPI of	2.0%	(13)	(13)
Increase in the CPI of	1.0%	(4)	(4)
Decrease in the CPI of	(1.0%)	3	3
Decrease in the CPI of	(2.0%)	6	6

December 31, 2015
Increase in the CPI of	2.0%	(16)	(16)
Increase in the CPI of	1.0%	(6)	(6)
Decrease in the CPI of	(1.0%)	4	4
Decrease in the CPI of	(2.0%)	9	9

Sensitivity of change in foreign exchange rate is immaterial as at December 31, 2016 and 2015.

Interest rate risk

Profile

At the reporting date the interest rate profile of the Group's interest-bearing financial instruments, not including derivatives, was:

	Carrying amount
	2015	2016
	NIS millions	NIS millions
Fixed rate instruments
Financial assets	985	845
Financial liabilities	(3,788)	(4,069)
	(2,803)	(3,224)
Variable rate instruments
Financial assets	2	500
Financial liabilities	-	-
	2	500

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

Fair value sensitivity analysis for fixed rate instruments

A change of interest rates at the end of the reporting period would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	Equity				Profit or loss
	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease
	NIS millions				NIS millions
December 31, 2016
Fair value sensitivity (net)	(7)	7	(4)	4	(7)	7	(4)	4

	Equity				Profit or loss
	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease
	NIS millions				NIS millions
December 31, 2015
Fair value sensitivity (net)	(8)	8	(4)	4	(8)	8	(4)	4

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

The fair values of the remaining financial liabilities and their book values as presented in the consolidated statements of financial position are as follows:

	December 31, 2015		December 31, 2016
	Book value	Fair value	Book value	Fair value*
	NIS millions		NIS millions
Debentures including current maturities and accrued interest	(3,896)	(4,198)	(3,815)	(4,517)

* The fair value includes principal and interest in a total sum of approximately NIS 592 million, paid in January 2017, after the end of the reporting period.

The fair value of marketable debentures is determined by reference to the quoted closing asking price at the reporting date (level 1).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

(2)	Fair value hierarchy of financial instruments measured at fair value

The table below analyses financial instruments carried at fair value, by valuation method.

	December 31, 2016
	Level 1	Level 2	Level 3	Total
	NIS millions	NIS millions	NIS millions	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	282	-	-	282
Derivatives	-	2	-	2
Total assets	282	2	-	284

Financial liabilities at fair value through profit or loss
Derivatives	-	(17)	-	(17)
Total liabilities	-	(17)	-	(17)

There have been no transfers during the year between Levels 1 and 2.

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	NIS millions	NIS millions	NIS millions	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	280	-	-	280
Derivatives	-	1	-	1
Total assets	280	1	-	281

Financial liabilities at fair value through profit or loss
Derivatives	-	(32)	-	(32)
Total liabilities	-	(32)	-	(32)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

(3)	Details regarding fair value measurement at Level 2

Financial instrument	Valuation method for determining fair value

Forward contracts	Fair value measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Foreign currency options	Fair value is measured based on the Black-Scholes formula.

(4)	Offset of financial assets and financial liabilities

The following table sets out the carrying amounts of recognized financial instruments that were offset in the consolidated statements of financial position:

	December 31, 2016
	Note	Gross amounts of recognized financial assets (liabilities)	Gross amounts of financial assets (liabilities) recognized and offset in the consolidated statements of financial position	Net amounts of financial assets (liabilities) presented in the consolidated statements of financial position
		NIS millions	NIS millions	NIS millions
Financial assets
Trade receivables	9	224	(159)	65

Financial liabilities
Trade payables and accrued expenses	13	(183)	159	(24)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

(4)	Offset of financial assets and financial liabilities (cont'd)

	December 31, 2015
	Note	Gross amounts of recognized financial assets (liabilities)	Gross amounts of financial assets (liabilities) recognized and offset in the consolidated statements of financial position	Net amounts of financial assets (liabilities) presented in the consolidated statements of financial position
		NIS millions	NIS millions	NIS millions
Financial assets
Trade receivables	9	362	(303)	59

Financial liabilities
Trade payables and accrued expenses	13	(336)	303	(33)

Note 22 - Revenues

Composition

	Year ended December 31,
	2014	2015	2016
	NIS millions	NIS millions	NIS millions
Revenues from equipment	1,005	1,048	994
Revenues from services:
Cellular services	2,487	2,121	2,025
Land-line communications services	*940	866	871
Other services	138	145	137
Total revenues from services	3,565	3,132	3,033
Total revenues	4,570	4,180	4,027

*Reclassified

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 23 - Cost of Revenues

Composition

	Year ended December 31,
	2014	2015	2016
	NIS millions	NIS millions	NIS millions
According to source of income:
Cost of revenues from equipment	744	763	674
Cost of revenues from services	1,983	2,000	2,028
	2,727	2,763	2,702
According to its components:
Cost of revenues from equipment	744	763	674

Rent and related expenses	310	332	321
Salaries and related expenses	260	265	241
Fees to other operators and others	761	789	822
Cost of value added services	114	86	78
Depreciation and amortization	410	381	396
Royalties and fees	98	96	93
Other	30	51	77
Total cost of revenues from services	1,983	2,000	2,028
	2,727	2,763	2,702

Note 24 - Selling and Marketing Expenses

Composition

	Year ended December 31,
	2014	2015	2016
	NIS millions	NIS millions	NIS millions
Salaries and related expenses	277	278	257
Commissions	197	196	179
Advertising and public relations	46	26	44
Depreciation and amortization	59	38	20
Other	93	82	74
	672	620	574

Note 25 - General and Administrative Expenses

Composition

	Year ended December 31,
	2014	2015	2016
	NIS millions	NIS millions	NIS millions
Salaries and related expenses	121	114	123
Depreciation and amortization	141	143	118
Rent and maintenance	62	59	55
Data processing and professional services	57	51	39
Allowance for doubtful accounts	31	32	33
Other	51	66	52
	463	465	420

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 26 - Other Expenses, net

Other expenses, net, include expenses in respect of voluntary retirement plans for employees. In May 2016, the Group, in collaboration with the employees' representatives, launched a new voluntary retirement plan for employees, following which, the Company recorded an expense in an amount of approximately NIS 13 million in 2016 with respect to employees who joined this plan (in 2015 and 2014, the Company recorded expenses in an amount of approximately NIS 25 million and NIS 39 million, in respect of previous voluntary retirement plans for employees).

Note 27 - Financing Income and Expenses

Composition

	Year ended December 31,
	2014	2015	2016
	NIS millions	NIS millions	NIS millions
Interest income on deposits	6	2	1
Interest income from installment sale transactions	61	47	38
Net change in fair value of financial assets measured at fair value through profit or loss	15	5	6
Premium amortization	18	-	-
Foreign exchange differences and other	-	1	1
Financing income	100	55	46

Linkage expenses to CPI and interest expenses on long-term liabilities	(251)	(169)	(157)
Net change in fair value of derivatives	(33)	(32)	-
Discount amortization	-	(22)	(26)
Foreign exchange differences and other	(14)	(9)	(13)
Financing expenses	(298)	(232)	(196)
Net financing expenses recognized in profit or loss	(198)	(177)	(150)

Note 28 - Income Tax

A.       Details regarding the tax environment of the Group

Corporate tax rate

(a)	Presented hereunder are the tax rates relevant to the Group in the years 2014-2016:

2014 - 26.5%

2015 - 26.5%

2016 - 25%

On January 4, 2016 the Israeli Parliament passed the Law for the Amendment of the Income Tax Ordinance (Amendment 216) - 2016, by which, inter alia, the corporate tax rate would be reduced by 1.5% to a rate of 25% as from January 1, 2016.

Furthermore, on December 22, 2016 the Israeli Parliament passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) - 2016, by which, inter alia, the corporate tax rate would be reduced from 25% to 23% in two steps. The first step will be to a rate of 24% as from January 2017 and the second step will be to a rate of 23% as from January 2018.

As a result of the reduction in the tax rate to 25%, the deferred tax balances as at January 4, 2016 were calculated according to the new tax rate specified in the Law for the Amendment of the Income Tax Ordinance, at the tax rate expected to apply on the date of reversal.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 28 - Income Tax (cont'd)

As a result of the reduction in the tax rate to 23% in two steps, the deferred tax balances as at December 31, 2016 were calculated according to the new tax rate specified in the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018), at the tax rate expected to apply on the date of reversal.

The effect of the changes described above on the financial statements as at December 31, 2016 is reflected in a decrease in the deferred tax liabilities in the amount of NIS 31 million and a decrease in the deferred tax assets in the amount of NIS 12 million. The adjustment in deferred tax balances was recognized against deferred tax income in the amount of NIS 19 million.

Current taxes for the reported periods are calculated according to the tax rates presented above.

(b)	On January 12, 2012 Amendment 188 to the Income Tax Ordinance (New Version) - 1961 (hereinafter - “the Ordinance”) was published in the Official Gazette. The amendment amended Section 87A to the Ordinance, and provides a temporary order whereby Accounting Standard No. 29 “Adoption of International Financial Reporting Standards (IFRS)” that was issued by the Israel Accounting Standards Board shall not apply when determining the taxable income for the tax years 2010-2011 even if this standard was applied when preparing the financial statements (hereinafter - “the Temporary Order”). On July 31, 2014 Amendment 202 to the Ordinance was issued, by which the Temporary Order was extended to the 2012 and 2013 tax years.

B.	Composition of income tax expense (income)

	Year ended December 31,
	2014	2015	2016
	NIS millions	NIS millions	NIS millions

Current tax expense (income)
Current year	96	45	35
Adjustments for prior years, net	(5)	-	(27)
	91	45	8

Deferred tax expense (income)
Creation and reversal of temporary differences	19	(9)	21
Change in tax rate	-	-	(19)
	19	(9)	2

Income tax expense	110	36	10

C.	Income tax in respect of other comprehensive income

	Year ended December 31, 2016
	Before tax	Tax benefit	Net of tax
	NIS millions	NIS millions	NIS millions
Other comprehensive income items	1	(1)	-

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 28 - Income Tax (cont'd)

C.	Income tax in respect of other comprehensive income (cont'd)

	Year ended December 31, 2015
	Before tax	Tax expenses	Net of tax
	NIS millions	NIS millions	NIS millions

Other comprehensive loss items	(2)	1	(1)

	Year ended December 31, 2014
	Before tax	Tax benefit	Net of tax
	NIS millions	NIS millions	NIS millions

Other comprehensive income items	12	(3)	9

D.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense

	Year ended December 31,
	2014	2015	2016
	NIS millions	NIS millions	NIS millions

Profit before taxes on income	464	133	160
Primary tax rate of the Group	26.5%	26.5%	25.0%

Tax calculated according to the Group’s primary tax rate	123	35	40

Additional tax (tax saving) in respect of:

Non-deductible expenses	3	5	4
Taxes in respect of previous years	(5)	-	(27)
Effect of change in tax rate	-	-	(19)
Tax exempt income	(6)	(1)	-
Other differences	(5)	(3)	12

Income tax expenses	110	36	10

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 28 - Income Tax (cont'd)

E.	Deferred tax assets and liabilities

(1)	Recognized deferred tax assets and liabilities

Deferred taxes are calculated according to the tax rate anticipated to be in effect on the date of reversal as stated above.

The movement in deferred tax assets and liabilities is attributable to the following items:

	Allowance for doubtful debts	Property, plant and equipment and intangible assets	Hedging transactions	Carry forward tax deductions and losses	Other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Balance of deferred tax asset (liability) as at January 1, 2016	53	(201)	1	8	25	(114)
Changes recognized in profit or loss	(10)	17	(1)	(8)	-	(2)
Changes recognized in other comprehensive income	-	-	-	-	(1)	(1)

Balance of deferred tax asset (liability) as at December 31, 2016	43	(184)	-	-	24	(117)

Deferred tax asset	43	23	-	-	27	93
Offset of balances						(92)

Deferred tax asset in the consolidated statements of financial position as at December 31, 2016						1

Deferred tax liability	-	(207)	-	-	(3)	(210)
Offset of balances						92

Deferred tax liability in the consolidated statements of financial position as at December 31, 2016						(118)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 28 - Income Tax (cont'd)

E.	Deferred tax assets and liabilities (cont'd)

(1)	Recognized deferred tax assets and liabilities (cont'd)

	Allowance for doubtful debts	Property, plant and equipment and intangible assets	Hedging transactions	Carry forward tax deductions and losses	Other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Balance of deferred tax asset (liability) as at January 1, 2015	61	(211)	1	11	15	(123)
Changes recognized in profit or loss	(8)	10	-	(3)	10	9

Balance of deferred tax asset (liability) as at December 31, 2015	53	(201)	1	8	25	(114)

Deferred tax asset	53	39	1	8	26	127
Offset of balances						(118)

Deferred tax asset in the consolidated statements of financial position as at December 31, 2015						9

Deferred tax liability	-	(240)	-	-	(1)	(241)
Offset of balances						118

Deferred tax liability in the consolidated statements of financial position as at December 31, 2015						(123)

(2)	Unrecognized deferred tax liability

As at December 31, 2016 and 2015, a deferred tax liability for temporary differences related to an investment in a subsidiary was not recognized because the decision as to whether to sell the investment rests with the Group and it is satisfied that it will not be sold in the foreseeable future.

F.	Tax assessments

The Company has received final tax assessments up to and including the year ended December 31, 2013 (2013 fiscal year).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 29 - Operating Leases

Non-cancelable operating lease rentals are payable as follows:

December 31,
2016
NIS millions
Less than one year	274
Between one and five years	570
More than five years	103
947

During the year ended December 31, 2016, NIS 286 million was recognized as expenses in respect of operating leases in the consolidated statements of income (2015 and 2014, NIS 285 million and NIS 258 million, respectively).

Major operating lease and service agreements:

a.	Office buildings and warehouses - there are lease agreements for periods of up to 14 years.

b.	Switching stations- there are lease agreements for switching station locations for periods of up to 18 years.

c.	Cell sites- there are lease agreements for cell sites for periods of up to 21 years.

d.	Service centers, retail stores and stands - there are lease agreements for service and installation centers and stands for periods of up to 13 years.

e.	Motor vehicles - lease for a period of 3 years.

Note 30 - Commitments

1.	The Group has commitments regarding the license it was granted in 1994, most of which are:

a.	Not to pledge any of the assets used to execute the license without the advance consent of the Ministry of Communications.

b.	The Company's shareholders' joint equity, combined with the Company's equity, shall not amount to less than US$ 200 million. Regarding this stipulation, a shareholder holding less than 10% of the rights to the Company's equity is not taken into account.

The Group is in compliance with the above conditions.

2.	As at December 31, 2016, the Group has commitments to purchase equipment for the communications networks, end user equipment, systems and software maintenance, and content and related services, in a total amount of approximately NIS 730 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 30 - Commitments (cont'd)

3.	Between 2003 and 2016, Netvision entered into a number of agreements with Mediterranean Nautilus Ltd. and Mediterranean Nautilus (Israel) Ltd., or collectively Med Nautilus, for the purchase of rights of use of certain telecommunications capacities on Med Nautilus' communications cables, as well as maintenance and operation services relating to these cables. Over the last few years Netvision has increased the capacity purchased for significantly lower prices, as well as reduced maintenance costs. The term of the agreement with respect to capacity purchased from Med Nautilus is in effect until May 2032. Netvision has the option to terminate agreements with respect to parts of the capacity in 2022 and 2027. The remainder of the obligation under all existing agreements as of December 31, 2016 is NIS 133 million.

4.	In February 2015, the Company entered a collective employment agreement with its employees' representatives and the Histadrut (an Israeli union labor) for a term of 3 years (2015-2017). The agreement applies to the Company's and 013 Netvision Ltd.'s (the Company's indirect wholly owned subsidiary) employees, excluding certain managerial and specific positions. The agreement defines employment policy and terms in various aspects, including: minimum wages, annual salary increase, incentives, benefits and other one time or annual payments to the employees, as well as a welfare budget and procedures relating to manning a position, change of place of employment and dismissal, including management and employees' representative respective authority with regards to each. The agreement includes terms, whereby the employees are entitled to participate in the Company's operational income over a certain threshold and enjoy additional payments, under certain conditions.

5.	In January 2017, after the end of the reporting period, the Company annulled the 2015 agreement for the purchase of Golan Telecom Ltd. ("Golan"), after the regulators' refusal to approve it and continuous litigation with Golan due to Golan's repeated breaches of its agreements with the Company. Following a mediation process held with Golan: Golan entered a share purchase agreement with Electra Consumer Products Ltd. ("Electra"), which simultaneously entered a 3G and 4G network sharing and 2G hosting services agreement with the Company; the aforementioned Company's 2015 purchase agreement of Golan was annulled; legal actions filed by the Company and Golan against each other were dismissed; it was agreed on a reduced monthly payment for national roaming services for a certain period. The mediation agreement further includes arrangements in case the share purchase agreement with Electra is not closed within a certain period, including a continuation of the mediation process and reduced monthly payment for national roaming services to be provided by the Company for a certain period and the right to resume legal actions, including with relation to the past national roaming payment differences.

6.	In July 2016, the Company entered a 4G network sharing and 2G and 3G hosting services agreement with Marathon 018 Xfone Ltd. ("Xfone"), or the Xfone Agreement, which was awarded 4G frequencies in the 2015 frequencies tender and has not entered the cellular market yet and in January 2017, after the end of the reporting period, the Company entered a 3G and 4G network sharing and 2G hosting services agreement with Electra (which shall apply to Golan when owned by Electra), or the Golan Agreement, and Electra simultaneously entered an agreement with Golan and Golan's shareholders to purchase Golan Telecom's share capital, or the Share Purchase Agreement by Electra or SPAE.

Note 30 - Commitments (cont'd)

The main provisions of the sharing agreements include the following:

·	Both Agreements are preconditioned by the receipt of any required regulatory approval including the Antitrust Commissioner and the Ministry of Communications' approvals. The Golan Agreement is also conditioned upon the closing of the SPAE (which is also subject to regulatory approvals).

·	Network sharing - the parties will cooperate in the development of a shared network (as applicable), which will use both parties' relevant frequencies, to be operated by a separate, newly created entity, or NewCo, that will be equally owned by the parties. Each of the Company and the sharing party/parties shall hold the active elements of the shared network in equal parts and will grant each other and NewCo an Indefeasible Right of Use, or IRU, in their active elements of the shared Network. To that end, the sharing party / parties will purchase and hold equal shares of the active elements of the shared Network owned by the Company prior to the Effective Date. Future ongoing investments in such active elements shall be equally borne by the parties. Each party will purchase and operate its own core network. The Company will further provide the sharing parties and NewCo an IRU to the Company's passive elements of the shared networks. The Company shall provide services to NewCo as a subcontractor.

·	Hosting services - the Company shall provide Xfone hosting services in relation to the Company's 2G and 3G networks and to Golan hosting services in relation to the Company's 2G network.

·	Term - the Agreements are for a term of ten years (the Xfone Agreement - commencing from the earlier of the commercial launch of cellular services by Xfone or 12 months following the receipt of regulatory approvals for the agreement (“the Xfone Agreement Effective Date”)), and will be extended for additional periods, unless either party notifies otherwise. The termination of the Golan Agreement prior to the lapse of the first 10 years due to its breach by Golan, shall entitle the Company to an agreed compensation of NIS 600 million plus VAT.

·	Consideration - the average annual consideration for the Company under the Golan Agreement during the Term (starting with lower annual payment and increasing over the Term), is expected to range between approximately NIS 210-220 million plus VAT, depending on Golan's amount of subscribers and their usage of the shared network and our 2G network. Such consideration includes the following components:

o	Its share of the active elements of the existing 3G and 4G network owned by the Company and minimum future investment by Golan in active elements of the shared network;

o	IRU to the Passive elements;

o	Operation costs of the shared network and the 2G network (both active and passive), to include a fixed component to be borne equally by the parties, subject to certain discount arrangements dependent on Golan's subscribers amount, and a variable component to be borne by the parties according to the parties' relative usage of data by their subscribers.

The consideration for the Company under the Xfone Agreement includes substantially similar arrangements (mutatis mutandis to its sharing and hosting agreement) but Xfone shall be entitled to a discount according to which, the said payments for the IRU to the passive elements and its share of the operation costs, will be replaced during a period of up to 5 years from the Xfone Agreement Effective Date, with a monthly payment per subscriber to the Company of NIS 25 in the first year, NIS 27.5 in the second year and NIS 30 thereafter, plus VAT, but in any case not less than certain minimum annual amounts (ranging between NIS 20 million in the first year and NIS 110 million in the fifth year).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 30 - Commitments (cont'd)

The Agreements include standard stipulations as well as certain arrangements for separation of the parities and adding another sharing party. In addition to standard termination causes, Xfone may terminate its agreement by a prior written notice if it decides to cease operating in the cellular market in Israel.

The Golan Agreement includes the following arrangements as well:

·	Loan - upon closing of the SPAE, the Company will lend Golan the sum of NIS 130 million for a period of 10 years to be repaid in 6 semi-annual equal installments beginning the 8th year of the Term (interest and CPI differentials to be accrued, will be paid as of the 6th year). The loan shall be guaranteed by a second degree floating charge on Golan's assets and rights (excluding certain exceptions) or an equivalent guaranty.

·	Interim Period - the Agreement includes arrangements in relation to a possible interim period commencing upon the closing of the SPAE if closed prior to the receipt of regulatory approvals to the agreement and until the closing of the agreement. Those include the continued exclusive purchase of national roaming services by Golan from the Company, for a consideration equal to that stipulated under the agreement as well as an agreed compensation in the sum of NIS 600 million plus VAT in the event such purchase is stopped other than following closing of the Agreement.

·	Resolve of the previously reported past national roaming payments differences.

In October 2016, the Israeli Antitrust commissioner has approved the Xfone Agreement, subject to the annulment of a certain provision.

In February and March 2017, after the end of the reporting period, the Company agreed on certain amendments to these agreements including certain immaterial discounts out of the agreements' consideration. The Company, Xfone and Electra have further entered another agreement, combining the 4G network sharing arrangements of both Agreements, into one three-way agreement.

In March 2017, after the end of the reporting period, the Antitrust Commissioner approved the Golan Agreement and SPAE.

7.	In October 2016, the Company entered into an agreement with Apple Sales International for the purchase and distribution of iPhone handsets in Israel. Under the terms of the agreement, the Company has committed to purchase a minimum quantity of iPhone products over a period of three years, which are expected to represent a significant portion of the Company total cellular handsets purchase amounts, over that period.

8.	In May 2016, the Company entered into several agreements aiming to provide the Company with a comprehensive CRM SAAS solution, on a cloud 'software as a service', or SAAS, basis, which, when completed, will gradually replace all the Company current CRM systems with one CRM solution that will serve both the Company cellular and fixed-line segments. These agreements include the following main agreements:

An agreement with salesforce.com EMEA Limited, or Salesforce, for the provision of Salesfoce's CRM SAAS platform, including various products and services and support for the agreement term.  The agreement is valid until August 2019, and may be terminated by the Company in April 2018.  The Company also has an option to renew the agreement for two additional periods of 5 years each under certain terms.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 30 - Commitments (cont'd)

Two agreements with Vlocity UK Ltd., or Vlocity, as follows: (i) an agreement for the provision of Vlocity's telecom-CRM SAAS solution, based on Salesforce platform, including support for such services for the agreement term. This agreement is valid until November 2019, and may be terminated by the Company in April 2018; and (ii) an agreement for the development and customization for Salesforce's and Vlocity's CRM solution. This agreement will be valid until the project is completed, and may be terminated by the Company subject to prior written notice.

Note 31 - Contingent Liabilities

In the ordinary course of business, the Group is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the consolidated financial statements in respect of all lawsuits against the Group amounted to NIS 60 million (see also Note 14, regarding Provisions).

Described hereunder are the outstanding lawsuits against the Group, classified into groups with similar characteristic. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group.

1.	Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly purported class actions, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. As of December 31, 2016, the amounts claimed from the Group by its customers sum up to NIS 23.447 billion (including class actions as detailed below). In addition, there are other purported class actions against the Group, in which the amount claimed has not been quantified if certified as class actions and in respect of which the Group has an additional exposure to the above mentioned. In addition, there are other purported class actions for approximately NIS 300 million, that have been filed against the Group and other defendants together without specifying the amount claimed from the Group, which the Group has an additional exposure to the above mentioned and there are other purported class actions, that have been filed against the Group and other defendants together in which the amount claimed has not been quantified if certified as class actions and in respect of which the Group has an additional exposure to the above mentioned.

In June 2016, the court approved a settlement agreement in relation to a lawsuit filed against the Group in September 2011 and approved as a class action in November 2013, relating to an allegation that the Group breached the agreements with its subscribers by failing to provide them with the full rebates they are entitled to under their agreements. The total amount claimed was estimated by the plaintiff to be approximately NIS 15 million.

In August 2016, the District court approved a request to certify a lawsuit filed against the Company in February 2015 as a class action, relating to an allegation that the Company unlawfully, in violation of the applicable law, charged its subscribers with early termination fees. The total amount claimed was estimated by the plaintiff to be approximately NIS 15 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 31 - Contingent Liabilities (cont'd)

In October 2016, the District court approved a request to certify a lawsuit filed against the Company in January 2013 as a class action, relating to an allegation that the Company unlawfully, in violation of the applicable law, charged its subscribers before the subscribers' portability to its network was completed. The total amount claimed was estimated by the plaintiff to be approximately NIS 19 million.

In December 2016, the District court partially approved a request to certify a lawsuit filed against the Company in July 2014 as a class action, relating to an allegation that the commercial messages the Company sent to its subscribers failed to meet the requirements by applicable law. In January 2017, after the end of the reporting period, the plaintiffs appealed the dismissal of the allegations which were not approved, to the Supreme Court. The total amount claimed was estimated by the plaintiffs to be approximately NIS 21 million.

In January 2017, after the end of the reporting period, the District court partially approved a request to certify a lawsuit filed against the Group in February 2013 as a class action, relating to an allegation that the Group failed to disconnect customers within the time frame set in its license and applicable law. In March 2017, after the end of the reporting period, the plaintiffs appealed the dismissal of the allegations which were not approved, to the Supreme Court. The total amount claimed was estimated by the plaintiff to be approximately NIS 72 million.

Of all the consumer purported class actions, in two purported class actions in a total amount estimated by the plaintiffs to be approximately NIS 15.021 billion, settlement agreements were filed with the court and the proceedings are still pending.

Of all the consumer purported class actions, there are six purported class actions for approximately NIS 143 million, a purported class action, in which the amount claimed has not been quantified if certified and two other purported class actions that have been filed against the Group and other defendants together without specifying the amount claimed from the Group, which at this early stage it is not possible to assess their chances of success.

After the end of the reporting period, three purported class actions against the Group, in the total sum estimated by the plaintiffs to be approximately NIS 13 million, a purported class action for approximately NIS 6.7 billion, that has been filed against the Group and other defendants together and two other purported class actions against the Group and other defendants together without specifying the amount claimed from the Group, were concluded.

After the end of the reporting period, two purported class actions have been filed against the Group in the total sum estimated by the plaintiffs to be approximately NIS 16 million. At this early stage it is not possible to assess their chances of success.

Described hereunder are the outstanding consumer class actions and purported class actions against the Group broken down by amount claimed if the lawsuit is certified as class action, as of December 31, 2016:

Claim amount	Number of claims	Total claims amount (NIS millions)
Up to NIS 100 million	22	465
NIS 100-500 million	6	1,307
Above NIS 1 billion	2	21,675
Unquantified claims	13	-
Against the Group and other defendants together	1	300
Unquantified claims against the Group and other defendants	8	-

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 31 - Contingent Liabilities (cont'd)

Described hereunder are purported class actions against the Group, in which the amount claimed was NIS 1 billion or more:

1.	In March 2015, a purported class action in a total amount estimated by the plaintiffs to be approximately NIS 15 billion, if the lawsuit is certified as class action, was filed against the Company, by plaintiffs alleging to be subscribers of the Company, in connection with allegations that the Company unlawfully violated the privacy of its subscribers. In February 2017, after the end of the reporting period, a settlement agreement was filed with the court and proceedings are still pending.

2.	In July 2015, a purported class action was filed against 013 Netvision Ltd., or Netvision, the Company's wholly owned subsidiary and three other defendants, alleging that another defendant unlawfully sold the other defendants, including Netvision, private data of its customers, which was used by the other defendants to approach such customers with commercial proposals. The amount claimed from each of the defendants allegedly purchasing the data, including Netvision, had the lawsuit been certified as a class action, was estimated by the plaintiff to be NIS 1,000 for each customer whose private data it allegedly purchased and/or each approach made to such customers, the total of which was assessed by the plaintiff to be approximately 1.5 million customers. In August 2016, the purported class action against Netvision, was dismissed at the request of the plaintiff.

3.	In December 2015, a purported class action was filed against the Company and two other defendants, alleging that the defendants unlawfully offer cellular pre-paid calling cards for very high prices by allegedly coordinating such prices among them. The total amount claimed from all defendants, including the Company, had the lawsuit been certified as a class action, was estimated by the plaintiffs to be approximately NIS 13 billion, out of which, based on the data specified in the lawsuit by the plaintiffs, an estimated amount of approximately NIS 6.7 billion was claimed from the Company. In September 2016, the purported class action was dismissed by the District Court. In November 2016, the plaintiffs filed an appeal regarding the District Court's decision and in January 2017, after the end of the reporting period, the Supreme Court dismissed their appeal.

2.	Environmental claims

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

In July 2014, the Court dismissed the motion to certify 2 class actions against the Group in which the original total amounts claimed from the Group were approximately NIS 4.7 billion, with prejudice, except in respect of three issues that were detailed in settlements of similar class action claims made against Pelephone and Partner and approved by the court, which the Group was willing to adopt as well. These three issues relate to the cellular operators undertaking to provide certain information regarding non-ionizing radiation, sell certain accessories at a discount and conduct certain tests to handsets at certain circumstances. In September 2016, the court approved a similar settlement agreement between the Group and the plaintiffs. The costs of execution of such agreement are immaterial to the Group.

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

As of December 31, 2016, the amounts that are claimed from the Group under the said claims total approximately NIS 82 million. During the reporting period, a lawsuit against the Company and two other cellular operators, for an alleged patent infringement in iPhone handsets, was dismissed with prejudice. In addition, a lawsuit against the Company in a sum of NIS 3 million, was dismissed with prejudice.

Liens and guarantees

As part of issuance of the Series B and F through K debentures and the loan agreements which the Company entered into, the Company committed not to create liens on its assets, subject to certain exceptions.

The Group has given bank guarantees as follows:

a.	To the Government of Israel (to guarantee performance of the Cellular License) - NIS 80 million.

b.	To the Government of Israel (to guarantee performance of the Licenses of the Group) - NIS 12 million.

c.	To suppliers, government institutions and others - NIS 252 million.

Note 32 - Regulation and Legislation

1.	Under an interim order issued by the Supreme Court in September 2010, the Company is unable to rely on the exemption from obtaining a building permit for the construction of radio access devices under cellular networks, other than to replace or relocate existing radio access devices in certain conditions, until regulations limiting such reliance are enacted or a different decision by the court is made. Certain relaxation to the prohibition, allowing the replacement of radio access devices under certain conditions, was approved by the Court with the Attorney General's approval, in March 2016. In 2017, after the end of the reporting period, the Ministry of Finance approved and is in the process of deliberations with other regulators on new draft regulations setting procedures for making changes in existing radio access devices including replacement thereof and for the construction of a limited number of new radio access devices exempt from building permits, but requiring certain municipal procedures.

2.	In May 2012, the Israeli Minister of Communications published a policy document regarding landline wholesale services, which mainly provided for: (1) the creation of an effective wholesale telecommunications access market in Israel, as Bezeq and Hot will allow other operators that do not own an infrastructure, to use their infrastructure in order to provide services to end users; (2) the gradual annulment of the structural separation in the Bezeq and Hot groups and its replacement with an accounting separation and change of the supervision on Bezeq retail tariffs to maximum tariffs rather than the current setting of fixed tariffs , generally depending on the development of a wholesale market and the state of competition in the market, and with relation to television broadcasting services, if there is a reasonable possibility of providing a basic package of television services through the internet by providers without a national landline infrastructure.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 32 - Regulation and Legislation (cont'd)

In February 2015, the wholesale landline market was formally launched in Israel in regards to internet infrastructure services. Landline telephony service which was to be provided as of May 2015, has not been provided yet and in December 2015 the Ministry of Communications published a hearing for an alternative temporary one year resale telephony service, at substantially higher tariffs than those set for the telephony wholesale service. Further, although the wholesale market was formally applicable to Hot's infrastructure as well, Hot's infrastructure has been effectively excluded from the wholesale market and in January 2016, the Ministry of Communications published a hearing proposing to set maximum tariffs for Hot's wholesale internet infrastructure services and noting it will not interfere with the tariffs Hot has set for its wholesale telephony service but since then has not published maximum tariffs for Hot's wholesale internet infrastructure (Hot filed a petition against the MOC in February 2017, after the end of the reporting period, claiming the MOC is required to hold another hearing prior to setting such maximum tariffs), nor has the MOC published other decisions in regards to the technological implementation of the wholesale landline market on Hot's infrastructure yet.

Further, in January 2016, the Ministry of Communications announced its intention to annul Bezeq and Hot's structural separation as part of its plan to ensure massive investment in fiber optics infrastructure in Israel. In December 2016 the Ministry of Communication informed Bezeq that it intends to hold a public hearing regarding a possible annulment of the corporate separation and thereafter the structural separation in the Bezeq group.

In December 2016, the Israeli Arrangements Law for 2017-2018 amended the Communications Law applying certain wholesale obligations on all landline operators, including the Company and requiring all landline operators to grant all other landline operators access to their passive infrastructure (except IBC's passive infrastructure), the terms of which (with the exclusion of Bezeq whose terms are set by the regulator) will be negotiated by the parties. However, until October 2017, such requirement will not apply to a unified license landline operator's infrastructure (including the Company and Partner), nor will IBC, Hot or Bezeq be able to use each other's infrastructure.

3.	In May and July 2014, the Ministry of Communications set certain requirements for the approval of network sharing by the Ministry of Communications, including the following principles: (1) sharing of passive elements of cell sites and active sharing of antennas among all cellular operators are encouraged; (2) active sharing of radio networks using shared equipment and frequencies will be allowed only between an operator with a partial 3G network deployment and an operator with a full 3G network deployment, whereas such sharing will not be allowed for two operators with full 3G network deployment; (3) sharing of transmission from cell sites among operators sharing frequencies is generally allowed; (4) investing in a 4G network will be considered as meeting an operator's undertaking to deploy a 3G network under certain conditions; (5) approval of active sharing of radio networks using shared equipment and frequencies shall be for a limited period, only if there are at least three independent cellular networks in Israel, and is conditioned upon certain conditions, including: (i) the obligation to allow other operators to join on terms similar to the terms granted to the sharing operator with the smallest market share; (ii) the obligation to host a Mobile Virtual Network Operator without the other sharing operators' consent; (iii) the shared radio network must be operated through a joint entity held equally by the sharing operators, which entity will be required to obtain a license from the Ministry of Communications and will use the frequencies allocated to sharing operators; and (iv) the radio elements of the shared network will be held in equal parts by the sharing operators, and each of the sharing operators will have the right to use other sharing operators' passive infrastructure including following termination of the agreement.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 32 - Regulation and Legislation (cont'd)

For details regarding the Company's network sharing and hosting agreements with Xfone and Golan (after Golan shall be owned by Electra), pending regulatory approvals see Note 30, regarding Commitments.

4.	In January 2017, after the end of the reporting period, the Company's cellular license was amended to include a reduced Israeli holding requirement of 5% of the Company's outstanding share capital and other means of control, effective as of July 2017. Until then, the Company is not required to have Israeli holdings, subject to certain requirements.

5.	In June 2016, an advisory committee for the regulation of broadcasting nominated by the Ministry of Communications published its final recommendations, including classification of the audio visual providers in the market into categories and determination of the regulation applied to each class as follows: under 10% market share - self regulation; more than 10% market share - narrow regulation involving a mandatory license; and more than 10% market share for 3 consecutive years - full regulation, including mandatory investments and original Israeli content financing. The implementation of such recommendations is subject to the adoption thereof by legislation.

Note 33 - Related Parties

A.	Balance sheet

	December 31,	December 31,
	2015	2016
	NIS millions	NIS millions
Current assets	3	1
Current liabilities	-	1
Long-term liability - debentures (including current maturity)*	6	3

* Debentures balance held by related parties, which includes debentures held for the benefit of the public, through, among others, provident funds, mutual funds and pension funds, as of December 31, 2016 and 2015, is NIS 25 million par value linked to the CPI and NIS 53 million par value linked to the CPI, respectively.

B.	Transactions with related and interested parties executed in the ordinary course of business at regular commercial terms:

	Year ended December 31,
	2014	2015	2016
	NIS millions	NIS millions	NIS millions
Income:

Revenues	12	16	17

Expenses:

Cost of revenues and other	24	25	16

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

Executive officers also participate in the Group’s share option program (see Note 20, regarding Share-Based Payments).

Key management personnel compensation is comprised of:

	Year ended December 31,
	2014	2015	2016
	NIS millions	NIS millions	NIS millions
Short-term employee benefits	3	4	4
Share-based payments	-	1	1

	3	5	5

D.	Agreements with DIC

In October 2006, the Company entered into an agreement with DIC pursuant to which DIC provides the Company with advisory services in the areas of management, finance, business and accountancy. In October 2015, the agreement was amended so that the annual consideration for DIC management services would be equal to the director's fees (both the annual fee and the meeting attendance fee) paid to the Company's external and independent director (which is in the amount of NIS 134,180 per year and NIS 4,035 per meeting, adjusted for changes in the Israeli CPI for October 2015), for each director that DIC nominates or proposes to the Company's Board of Directors, but no more than five directors (replacing the fixed consideration of NIS 2 million (linked to the Israeli Consumer Price Index for June 2006) plus VAT per year, paid to DIC until December 31, 2014). As of the financial statements signing date, the Company's Board of directors includes two directors nominated or proposed by DIC. This agreement is for a term of one year and is automatically renewed for one-year terms (however the extension thereof after October 2018 requires the approvals of the parties organs according to the Israeli Companies Law), unless either party provides 60 days prior notice to the contrary.