Form 20-F
period 2017-12-31
Cellcom Israel Ltd.
filed 2018-03-26
CIK 1385145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to _______________

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

As of December 31, 2017, the Registrant had outstanding 101,044,557 Ordinary Shares, par value NIS 0.01 per share.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

  ☒ Yes          ☐ No

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes          ☒ No

Indicate by check mark whether the Registrant has (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

  ☒ Yes          ☐ No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

  ☒ Yes          ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer , or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company”  in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act  ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Unless we indicate otherwise, U.S. dollar translations of the NIS amounts presented in this annual report are translated for the convenience of the reader using the rate of NIS 3.467 to $1.00, the representative rate of exchange as of December 31, 2017 as published by the Bank of Israel. The translation is for the convenience of the reader only, and it does not represent the fair value of the translated assets and liabilities.

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

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.             SELECTED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, the notes thereto, the independent registered public accounting firms’ report and the convenience translation of the consolidated financial statements as of and for the year ended December 31, 2017 into U.S. dollars solely for the convenience of the reader, included elsewhere in this annual report.

The selected data presented below under the captions “Income Statement Data” and “Statement of Financial Position Data” for, and as of the end of, each of the years in the five-year period ended December 31, 2017, are derived from the consolidated financial statements of Cellcom Israel Ltd. and subsidiaries. The consolidated financial statements as of December 31, 2016 and 2017, and for each of the years in the three-year period ended December 31, 2017, and the report thereon, are included elsewhere in this annual report.

The information presented below under the caption “Other Data” contains information that partly is not derived from the financial statements.

For your convenience, the following tables also contain U.S. dollar translations of the NIS amounts presented at December 31, 2017, translated using the rate of NIS 3.467 to $1.00, the representative rate of exchange on December 31, 2017 as published by the Bank of Israel.

	Year Ended December 31,
	2013	2014	2015	2016	2017	2017
	(In NIS millions, except where indicated otherwise)					(In US$ millions)
Income Statement Data:

Revenues	4,927	4,570	4,180	4,027	3,871	1,117
Cost of revenues	2,990	2,727	2,763	2,702	2,680	773
Selling and marketing expenses	717	672	620	574	479	138
General and administrative expenses	570	463	465	420	426	123
Other (income) expenses, net	(1)	46	22	21	(11)	(3)
Operating income	651	662	310	310	297	86
Financing expense, net	246	198	177	150	144	42
Income tax	117	110	36	10	40	11
Net income	288	354	97	150	113	33
Basic earnings per share (in NIS)	2.89	3.51	0.95	1.47	1.11	0.32
Diluted earnings per share (in NIS)	2.86	3.48	0.95	1.47	1.10	0.32
Weighted average ordinary shares used in calculation of basic earnings per share (in shares)	99,495,525	99,924,306	100,589,458	100,604,578	100,654,935	100,654,935
Weighted average ordinary shares used in calculation of diluted earnings per share (in shares)	100,319,724	100,706,282	100,589,530	100,698,306	100,889,661	100,889,661

Statement of Financial Position Data:

Cash and cash equivalents	1,057	1,158	761	1,240	527	152
Working capital	1,082	837	625	1,074	692	200
Total assets	7,579	7,240	6,278	6,662	6,087	1,756
Total equity	710	1,092	1,185	1,340	1,441	415

Other Data:
EBITDA(1)	1,335	1,282	872	858	853	246
Capital expenditures	384	487	396	382	550	159
Dividends declared per share	0.85	-	-	-		-
Net cash from operating activities	1,556	1,557	836	781	774	223
Net cash used in investing activities	(344)	(350)	(96)	(364)	(644)	(186)
Net cash from (used in) financing activities	(1,569)	(1,106)	(1,136)	62	(843)	(243)
Cellular Subscribers (in thousands)(2)	3,092	2,967	2,835	2,801	2,817	2,817
Churn rate of cellular subscribers(4)	36.8%	44.0%	42.0%	42.4%	45.8%	45.8%
Cellular ARPU (in NIS)(5)	78	72	65	63	57	16
Internet customers (households) (end of period) (in thousands)(3)			95	156	222	222
TV customers (households) (end of period) (in thousands) (3)			63	111	170	170

(1)
EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net (excluding gain from the sale of a subsidiary and expense related to employee retirement plans); income tax; depreciation and amortization and share based payments.  We present EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our significant debt), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with property, plant and equipment.  EBITDA should not be considered in isolation or as a substitute for operating income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of our profitability or liquidity.  EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses.  In addition, EBITDA, as presented in this annual report, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

The following is a reconciliation of net income to EBITDA:

	Year Ended December 31,
	2013	2014	2015	2016	2017	2017
	(In NIS millions)					(In US$ millions)

Net income	288	354	97	150	113	33
Financing expense, net	246	198	177	150	144	42
Other expenses (income),net (excluding gain from the sale of a subsidiary expense related to employee retirement plans);	(1)	7	(3)	8	(1)	-
Taxes on income	117	110	36	10	40	11
Depreciation and amortization	676	610	562	534	555	160
Share based payments	9	3	3	6	2	-
EBITDA	1,335	1,282	872	858	853	246

(2)
Cellular subscriber data refers to active subscribers. We use a six-month method of calculating our cellular subscriber base, which means that we deduct subscribers from our subscriber base after six months of no revenue generation and activity on our network and no data usage or less than NIS 1 of accumulated revenues for M2M (machine to machine) subscribers. The six-month method is, to the best of our knowledge, consistent with the methodology used by other cellular providers in Israel. In the fourth quarter of 2013, we removed approximately 64,000 subscribers from our subscriber base, following a change to our prepaid subscribers counting mechanism. As a result of such change, we add a prepaid subscriber to our subscribers base only upon charging a prepaid card and remove them from our subscribers base after six months of generating no revenue. The 2017 cellular subscriber base includes subscribers added to our cellular subscriber base as part of our purchase of an Israeli MVNO's operations during the third quarter of 2017.

(3)
Internet and TV customers refer to active subscribers. Internet households receive end-to-end internet service, including infrastructure (based on the wholesale landline market) and connectivity services.

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

(5)
Average monthly revenue per cellular subscriber (ARPU) is calculated by dividing revenues from cellular services for the period by the average number of cellular subscribers during the period and by dividing the result by the number of months in the period.  Revenues from inbound roaming services and hosting and network sharing services are included even though the number of cellular subscribers in the equation does not include the users of those roaming, hosting and network sharing services.  Inbound roaming services, hosting and network sharing services are included because ARPU is meant to capture all service revenues generated by a cellular network. Revenues from repair services pursuant to a monthly subscription, or Subscription Repair Services, are included because they represent recurring revenues generated by cellular subscribers, but revenues from sales of handsets (which for purposes of this report may include other types of cellular end user equipment, such as tablets), non-subscription repair services carried out on a random basis, or Random Repair Service, and other services are not included.  We and industry analysts treat ARPU as a key performance indicator of a cellular operator because it is the closest meaningful measure of the contribution to service revenues made by an average subscriber.

We have set out below the calculation of cellular ARPU for each of the periods presented:

	Year Ended December 31,
	2013	2014	2015	2016	2017	2017
	(In NIS millions, except number of subscribers and months)					(In US$ millions)
Revenues	4,927	4,570	4,180	4,027	3,871	1,117
less revenues from equipment sales	942	1,005	1,048	994	952	275
less other revenues*	1,034	941	869	881	949	274
Revenues used in cellular ARPU calculation	2,951	2,624	2,263	2,152	1,971	568
Average number of cellular subscribers	3,135,857	3,034,946	2,898,987	2,832,407	2,797,341	2,797,341
Months during period	12	12	12	12	12	12
Cellular ARPU (in NIS, per month)	78	72	65	63	57	16

*	Other revenues include revenues from other communications services mainly fixed-line revenues and repair services.

 Exchange Rate Information

The following table shows, for each of the months indicated, the high and low exchange rates between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:

Month	High (NIS)	Low (NIS)
September 2017	3.584	3.504
October 2017	3.542	3.491
November 2017	3.544	3.499
December 2017	3.550	3.467
January 2018	3.467	3.388
February 2018	3.535	3.427

On March 22, 2018 the daily representative rate of exchange between the NIS and U.S. dollar as published by the Bank of Israel was NIS 3.480 to $1.00.

The following table shows, for periods indicated, the average exchange rate between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar, calculated based on the average of the representative rates of exchange on the last day of each month during the relevant period as published by the Bank of Israel:

Year	Average (NIS)
2013	3.601
2014	3.593
2015	3.887
2016	3.832
2017	3.601

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

A substantial part of our operations is subject to the Israeli communications laws and the licenses for the provision of different telecommunications services that we received from the Ministry of Communications in accordance with the Communications Law.  The interpretation and implementation thereof are not certain and subject to change and disagreements have arisen and may arise in the future between the Ministry of Communications, or MOC, and us. The Communications Law and regulations thereunder grant the Ministry of Communications extensive regulatory and supervisory authority with regard to our activities. The MOC may modify our licenses without our consent and in a manner that could limit our freedom to conduct our business and harm our results of operations. Frequent changes, or changes made or on a timetable we cannot meet, to our licenses and legislation can increase the risk of noncompliance with our licenses or violation of such legislation and our exposure to lawsuits and regulatory sanctions. The MOC has the authority to impose substantial sanctions in the event of a breach of our licenses or the applicable laws and regulations and the authority to revoke them, in case we materially violate their terms.

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

Further, our business and results of operations could be materially and adversely affected by new legislation and decisions by regulators or the courts that:

·
approve the annulment or further relaxation of the structural separation requirements imposed on the Bezeq communications group, given its monopolistic or duopolistic powers in most areas in which we compete, and also on the Hot communications group (though to a lesser degree, given that Hot already has substantial leniencies despite its monopolistic and duopolistic powers), especially if carried out before an effective landline wholesale market, which includes both telephony and infrastructure, is effected on both Bezeq's and Hot's infrastructure;  set unfavorable regulation, including high tariffs for wholesale services or insufficient mechanisms to prevent Bezeq and Hot from reducing their retail tariffs and thereby reducing the difference between the wholesale and retail tariffs ("margin squeeze"), or fail to enforce regulation with respect to the landline wholesale market resulting in our continued inability to use additional wholesale services. See also "– We face intense competition in all aspects of our business" below and "Item 4. Information on The Company – B. Business Overview "-Competition";

·
award our competitors certain benefits and leniencies not available to us, including through waiving, easing or not enforcing requirements set in their  licenses, or not making similar demands or not imposing similar restrictions. See also "Item 4. Information on the Company – B. Business Overview – Competition", "– Government Regulations – Cellular Segment” and thereunder: – Mobile Virtual Network Operators" and "Government Regulations – Fixed-line Segment";

~~·~~
do not renew our licenses (or renew them on terms that are not favorable to us) or the allocation of our frequencies or limit our usage thereof or demand that we return frequencies allocated to us or not allow us to obtain additional frequencies, as such become necessary, or delay the usage of our sharing partners' frequencies by the shared cellular networks or demand that we change frequencies on an unreasonable timetable or bear the costs of such an exchange; See "We may be adversely affected by the significant technological and other changes in the telecommunications industry "below and "Item 4. Information on the Company – B. Business Overview –– Network and Infrastructure – Cellular Segment – Network sharing agreements";

·	impose new safety or health-related requirements;

·	impose additional restrictions or requirements with respect to the construction and operation of cell sites or the networks;

·	limit or prevent our ability to cooperate in deploying landline infrastructure with other operators;

·
impose restrictions or demand we meet additional requirements on the provision of services or products we provide or regulate or otherwise intervene with the terms under which we advertise, market or provide them to our subscribers, credit terms, including in respect of existing agreements;

·	allow other operators to provide services previously provided only by us to our subscribers;

·	set higher service standards or costly requirements relating to the service we provide our customers, both in relation to our network quality and coverage and our customer service;

·	set a timetable for the implementation of new requirements in our license which we cannot meet;

·
impose a stricter policy or set stricter regulation with respect to privacy protection, such as with regard to data protection, collection, amelioration, segmentation or usage of data, including for commercial activities by us or for the benefit of third parties, such as the General Data Protection Regulation adopted by the European Parliament, in as much as will apply to our operations;

·
impose regulation on our OTT TV services, including the requirement to finance original productions, imposing or allowing unfavorable or discriminatory terms for the usage of the digital terrestrial television (DTT) broadcasting in Israel or applying such regulation to us and not to other OTT TV providers. See "– Item 4. Information on the Company – B. Business Overview – Government Regulations ― Fixed-line Segment – OTT TV"; and

·
limit or prohibit the renewal of our licenses and allocation of additional frequencies to us, as we are included in the list of concentrated entities (being a subsidiary of Discount Investment Corporation Ltd., or DIC) published annually according to the Law for the Promotion of Competition and the Mitigation of Concentration, or the Concentration Law.

If we fail to compensate for lost revenues, increased expenses (objectively or in comparison to our competitors) or additional investments resulting from past or future legislative or regulatory changes with alternative sources of income or otherwise, our results of operations may be materially adversely affected.

We face intense competition in all aspects of our business.

The Israeli telecommunications market is highly competitive in many of its elements. The competition level has increased substantially in recent years, following the entry of additional competitors and regulatory changes alleviating entry barriers and transfer barriers.  We entered the TV market through our OTT TV service in December 2014 and the landline infrastructure market, through the landline wholesale market, in the first half of 2015. In the other markets we operate in and specifically in the cellular market, price competition and erosion, high churn rate and high subscriber acquisition costs continue to materially affect our and other mobile network operators', or MNOs', revenues and profitability. The current level of competition in all the markets in which we operate and aggressive price plan offerings by our competitors may continue. See also the "Competition" section under “Item 4. Information on the Company - B. Business Overview","—Competition – Fixed-line Segment– Internet infrastructure and Connectivity Business" and "– Telephony Business". Should the current level of competition continue, it will continue to adversely affect our results of operations. Any of the following developments materializing in our market, may result in increased competition and a further materially reduced profitability for us:

·	tariffs maintained at their current level or decreasing even further, including as part of a bundle;

·
an ineffective landline wholesale market, including due to the de facto exclusion of Hot's infrastructure, the de facto exclusion of telephony wholesale services, services provided not in line with the wholesale market criteria and not enforced by the MOC unfavorable pricing harming our ability to provide competitive bundles and compete with the Hot and Bezeq groups, or change of current regulation to a less favorable one, given our dependence on the landline wholesale market in supplying our landline infrastructure services or further escalation of the competition by Bezeq and Hot, given their dominance in the landline market, especially if the structural limitations on these groups are alleviated before an effective landline wholesale market is in effect. See also "Item 4. Information on The Company –B. Business Overview – Government Regulations – Fixed-line Segment – Landline";

·
annulment or further relaxation of the structural separation imposed on each of the Bezeq and Hot groups as it will provide the Bezeq and Hot groups a competitive advantage, given their dominance in the landline telephony and infrastructure markets and TV market. See also "Item 4. Information on The Company –B. Business Overview – Government Regulations – Fixed-line Segment – Landline";

·
entrance of new competitors to any of the markets we operate in, or the entry of existing competitors to additional markets or segments where they are currently not or less active, or as a result of regulatory changes, allowing other operators to provide services currently provided only by us to our subscribers. See "Item 4. Information on The Company –B. Business Overview –– Competition";

·
our failure to procure or deploy widespread landline infrastructure or enter into cooperation to use such infrastructure with an operator which owns such infrastructure, given the growth of our TV and internet services, especially if one of our competitors which currently does not own such infrastructure deploys such infrastructure or enters into such cooperation. Further, this may limit our broadband bandwidth offering in comparison to our competitors, since currently our offering of such service is dependent on the landline wholesale market services, See "Item 4. Information on the Company –B. Business Overview –– Competition – Fixed-Line Segment";

·	regulatory changes facilitating even further transfer of customers among operators;

·
the continued increased competition in the handsets market may result in decreased handset sales. See also "-We may not be able to maintain current handsets sales revenues and profitability." below and "Item 4. Information on The Company –B. Business Overview – Competition – Cellular Segment";

·	some of our competitors may be able to obtain better access and terms of engagement with international suppliers or foreign carriers, than we do, due to their affiliation with international groups; or

~~·~~
if our services are adversely affected by, or we are required to bear the costs of, a frequencies change, which do not affect our competitors. See "We may be adversely affected by the significant technological and other changes in the telecommunications industry" below.

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

We have experienced difficulties in obtaining some of these consents and permits, particularly in obtaining building permits for cell sites from local planning and building authorities. As of December 31, 2017, we operated a small portion of our cell sites without building permits or applicable exemptions and approximately 33% of our cell sites without building permits in reliance on an exemption from the requirement to obtain a building permit, mainly for radio access devices. Such reliance had been challenged and under an interim order issued by the Supreme Court in September 2010, we are unable to rely on the exemption under cellular networks, other than to replace or relocate existing radio access devices under certain conditions. In 2017, new draft regulations setting procedures for making changes in existing radio access devices including replacement thereof and for the construction of a limited number of new radio access devices exempt from building permits, but requiring certain municipal procedures, were deliberated in the Israeli Parliament's Economic Committee. If the regulations are enacted and the final regulations include significant limitations on the ability to make changes to and construct radio access devices based on such exemption, it may adversely affect our existing networks and our networks' build out. For additional details see "-“Item 4.B – Business Overview – Government Regulations – Cellular Segment – Permits for Cell Site Construction”.

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

Several local planning and building authorities are claiming that Israeli cellular operators may not receive building permits, in reliance on the Israeli National Zoning Plan 36, or the Plan, which regulates cell site construction and operation, for cell sites operating in frequencies not specifically detailed in the frequencies charts attached to the Plan and have refused to provide a building permit in a number of cases. Some of the frequencies to which we may be required to transfer according to the MOC's instruction (see "We may be adversely affected by the significant technological and other changes in the telecommunications industry" below) are not specifically detailed in the Plan. Most of our cell sites and many cell sites operated by other operators also operate in frequencies not specifically detailed in the Plan.

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

If we are unable to obtain or rely on exemptions from obtaining or to renew building or other consents and permits for our existing cell sites or other facilities, or if the Plan is changed to include additional restrictions and requirements on the construction and operation of cell sites , it could adversely affect our existing network and its build-out, delay the deployment of our 4G network, negatively affect the extent, quality and capacity of our network coverage and our ability to continue to market our products and services effectively, all of which may have a material adverse effect on our results of operations and financial condition.

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

Handsets, accessories and various types of cell sites are known to be sources of non-ionizing radiation emissions and are the subject of an ongoing public debate and concern in Israel. Radio frequency electromagnetic fields were classified by the International Agency for Research on Cancer (an agency of the World Health Organization) as possibly carcinogenic to humans (Group 2B), based on an increased risk for glioma, a malignant type of brain cancer associated with wireless phone use, and research is being conducted in regards to cellular handsets use and cancer and other health risks. The Israeli Ministry of Health published recommendations to take precautionary measures when using cellular handsets, and increasing awareness of the possible risks of cellular phones usage, reducing usage thereof and introducing precautionary measures were the subject of several bills in recent years. While, to the best of our knowledge, the handsets that we market comply with the applicable legislation that relate to acceptable “specific absorption rate,” or SAR, levels, we rely on the SAR levels published by the manufacturers of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers’ approvals refer to a prototype handset, we have no information as to the actual level of SAR of the handsets throughout the lifecycle of the handsets, including in the case of handset repair. See also “Item 4. Information on the Company – B. Business Overview – Government Regulations – Cellular Segment – Handsets”.

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

In February 2015, we entered into the first collective employment agreement with our employees' representatives and the Histadrut, an Israeli labor union, for a term of 3 years (2015-2017). We are negotiating the renewal of the agreement. The agreement defines employment policy and terms in various aspects, including payments to the employees, procedures relating to manning a position, change of place of employment and dismissal, including management's and the employees' representative's respective authority with regards to each. As a result, our day-to-day operations and our ability to execute organizational and personnel changes is more limited, cumbersome, costly and lengthy, as reflected in the voluntary retirement plans carried out in 2014 - 2016, and requires more management attention that would otherwise be available for our ongoing business. In March 2018, the Histadrut announced a labor dispute at the Company, allegedly with respect to the negotiations in connection with the renewal of the agreement and lack of good faith by management in relation to the labor relations in the Company. Under the announcement, the Company's employees would be entitled to take organizational steps (including a strike). The Company rejects all such claims.

Disagreements with the employees' representatives, may trigger work stoppages or other disruptions to our operation and an adverse impact on our services or customer service, changes may fail to be executed or be executed in a materially different way than planned, resulting in substantially lower savings than expected or requiring materially increased employment costs. Furthermore, the renewed collective agreement may increase our costs even further. Increased costs, inability or limited ability to make organizational and personnel changes, as well as work stoppages or other disruption to our operations and limitations on management's discretion, may damage the efficiency and quality of our operations, and may lead to damage to our reputation, increased customer churn, loss of market share and reduced profitability.

We are exposed to, and currently are engaged in, a variety of legal proceedings, including class action lawsuits.

We provide services to millions of subscribers on a daily basis. As a result of the scope and magnitude of our operations, as well as the multitude of pricing plans for stand-alone and bundles of services, the large amount of usage data our information systems need to process and record with relation to our subscribers according to their respective pricing plans, the frequent and multiple changes to our operation and pricing plans due to regulatory changes or in response to the changing market conditions, and the involvement of thousands of sales and customer service representatives in the sale process and after sale contacts with our existing or prospective customers - all increasing the risk of discrepancies occurring between a pricing plan and the information processed by our internal information systems or inadequate information provided, despite our continued efforts to the contrary - we are subject to the risk of a large number of lawsuits, including class action suits by consumers and consumer organizations. These actions are costly to defend and could result in significant judgments against us, which may materially and adversely affect our financial results. Recent years were characterized by a substantial increase in the number of purported class actions filed and approved in Israel, the greater involvement of consumer organizations and the Attorney General.  This trend is expected to continue. In addition to seven class actions approved against us to date, we have entered into several settlement agreements, mostly for immaterial sums, and are currently engaged in dozens of purported class action suits as a defendant, many of which are for substantial amounts. For a summary of certain material legal proceedings against us, see “Item 8 – Financial Information - A. Consolidated Statements and Other Financial Information –Legal Proceedings”.

Further, predefined damages (set forth in the Consumer Protection Law) for a discrepancy from a customer's pricing plan, remedied after the customer complained, may aggregate to substantial amounts if paid to numerous customers on multiple occasions.

We employ thousands of employees and are therefore subject to the risk of employee lawsuits, including class action suits by employees.

We are subject to the risk of intellectual property rights claims against us, in relation to our products and services including TV service and other content related services, including video, photographs, music, music-related or other content we purchase from third party content providers. These claims may require us to initiate or defend protracted and costly litigation, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages or may be required to obtain licenses for the infringing product or service, which, if in substantial sums, could harm our results of operations. If we cannot obtain all necessary licenses on commercially reasonable terms, we may be forced to stop using or selling the products and services. We may not have insurance coverage for these types of claims.

Our operations are dependent on complex technology and information systems.

Our operations are dependent on a number of complex technological and information systems, including billing systems. The occurrence of malfunctions in such complex and ever changing and expanding systems is inevitable. In addition, we are in the process of implementing one customer relation management, or CRM, system for both our cellular and fixed-line operations, which may result in larger expenditures than anticipated, require significant management attention that would otherwise be available for our ongoing business, or lead to unforeseen operating difficulties and malfunctions. A malfunction in any of our systems which severely impacts our ability to provide products and services to our customers or adequately bill them, may result in loss of revenues to us, may adversely impact our brand and service perception, and expose us to legal claims and regulatory sanctions, all of which may adversely affect our results of operations.

Cyber attacks impacting our networks or systems could have an adverse effect on our business.

Cyber attacks, including through the use of malware, computer viruses, dedicated denial of services attacks, credential harvesting and other means for obtaining unauthorized access to or disrupting the operation of our networks and systems and those of our suppliers, vendors and other service providers, could have an adverse effect on our business. Cyber attacks may cause equipment failures, loss, disclosure, access, usage, corruption, destruction or the appropriation of information, including sensitive personal information of customers or employees, or valuable content and technical and marketing information, as well as disruptions to our or our customers’ operations. Cyber attacks against companies have increased in frequency, scope and potential harm in recent years. Further, the perpetrators of cyber attacks are not restricted to particular groups or persons. These attacks may be committed by company employees and agents, advertently or inadvertently, or by external actors operating in any geography, including jurisdictions where law enforcement measures to address such attacks are unavailable or ineffective, and may even be launched by or at the behest of nation states. While, to date, we have not been subject to cyber attacks which, individually or in the aggregate, have been material to our operations or financial condition, the preventive actions we take to reduce the risks associated with cyber attacks, including protection of our systems and networks, may be insufficient to repel or mitigate the effects of a major cyber attack in the future.

The inability to operate our networks and systems or those of our suppliers, vendors and other service providers as a result of cyber attacks, even for a limited period of time, may result in significant expenses to us and/or a loss of market share to other communications providers. The costs associated with a major cyber attack on us could include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cybersecurity measures and the use of alternate resources, lost revenues from business interruption and litigation. The potential costs associated with these attacks could exceed the insurance coverage we maintain. Further, certain of our businesses, such as those offering security solutions and infrastructure and cloud services to business customers, could be negatively affected if our ability to protect our own networks and systems is called into question as a result of a cyber attack. In addition, a compromise of security or a theft or other compromise of valuable information, such as financial data and sensitive or private personal information, could result in lawsuits and government claims, investigations or proceedings. Any of these occurrences could damage our reputation and could further result in material adverse affect on our results of operation or financial condition.

There are certain restrictions in our licenses relating to the ownership of our shares.

Our cellular license restricts ownership of our ordinary shares and who can serve as our directors, as follows:

·
our founding shareholder, Koor Industries Ltd. (wholly owned by DIC), or Koor (or its transferee or transferees, if approved in advance by the Ministry of Communications as “founding shareholders”), must own at least 26% of each of our means of control;

·	Israeli citizens and residents among our founding shareholders (or their approved transferees) must own at least 5% of our outstanding share capital and each of our other means of control;

·	a majority of our directors must be Israeli citizens and residents;

·	at least 10% of our directors must be appointed by Israeli citizens and residents among our founding shareholders; and

·	we are required to have a security committee of our Board of Directors that deals with matters relating to state security.

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

We may be adversely affected by the significant technological and other changes in the telecommunications industry.

The telecommunications market is known for rapid and significant technological changes and requires ongoing investments in advanced technologies in order to remain competitive. In recent years we have witnessed an immense growth of data traffic on both cellular and fixed-line networks which required us to upgrade our cellular and fixed-line networks and purchase increasingly large capacity for our fixed-line internet connectivity and infrastructure services to accommodate such demand. We estimate that data traffic will continue to rapidly grow in the future, among other things, due to high definition and 4K content and TV services provided over the internet (both cellular and landline). To meet the growing demand for cellular data traffic, we are required, among other things, to continue our investment in our 4G network and the upgrade of our transmission network to allow larger capacity and higher data speed rates. To meet the growing demand for landline data traffic and find more cost effective alternatives for the capacity we purchase from other landline operators who own a widespread landline broadband infrastructure, we have commenced and plan to continue to invest in deploying our own infrastructure. Such an endeavor is both costly and requires management attention which could have been directed elsewhere.

Further, the Ministry of Communications is advancing the replacement of our and another operator's 850 MHz frequencies with 900 MHz frequencies or other sub-1G frequencies  compatible with international standardization for our region, which, if effected, will entail a complex and sensitive engineering project, involving material investments in our networks, including the replacement of radio equipment in all of our cellular sites and may, during such project, adversely affect our products and services. Further, some of the frequencies to which we may be required to transfer are not specifically detailed in the Plan, which may impose additional hardship on such replacement. See "We may not be able to obtain permits to construct and operate cell sites".

If we fail to compensate for increased expenses or investments (especially in comparison to our competitors, not all of which will be required to make similar investments or pay increased expenses), due to, among other things, the competitive environment or the inability to charge per usage for high definition content and TV services over the internet, our results of operations may be materially adversely affected.

We may not be able to maintain current handsets revenues and profitability.

Handsets sales account for a substantial portion of our revenues and profitability.  In recent years additional competitors have entered the handset market and increased the competition in this market. Additional changes to this market, including the entry of additional competitors, including online retailers, both domestic and international, changes of distribution channels or customers purchasing habits, new legislation and decisions by regulators or the courts effecting our ability to market handsets or our profitability therefrom, may materially adversely affect our handset sales and profitability. See also "We face intense competition in all aspects of our business." above.

Our network sharing agreement consideration constitutes a significant portion of our revenues

Under our network sharing agreement with Golan, we are entitled to an average annual consideration of over NIS 200 million over the agreement term (see "Item 4. Information on the Company – B. Business Overview –– Network and Infrastructure – Cellular Segment – Network sharing agreements"(.  Should Golan fail to make full and timely payments to us, due to financial difficulties, disagreements with us or otherwise, this could materially adversely affect our results of operation.

Our substantial debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability

As of December 31, 2017, our total indebtedness and long-term loans were approximately NIS 3,440   million ($992 million), with our net debt at approximately NIS 2,553 million ($736 million), and in January 2018 we issued additional debentures in an amount of approximately NIS 401 million. For additional details see "Item 5. Operating and Financial Review and Prospects.  – B. Liquidity and Capital Resources – General". The terms of our debentures and other credit facilities currently permit us to incur additional indebtedness (subject in some cases to certain limitations). Our substantial debt could adversely affect our financial condition by, among other things:

·
increasing our vulnerability to adverse economic, industry or business conditions, including increases in the Israeli Consumer Prices Index, or CPI, as  approximately NIS 1,610 million ($464 million) is CPI linked

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

Israeli institutional investors must follow certain procedures and requirements before investing in non-governmental debentures. As a result, our series F through L indentures include certain limitations and covenants, including a covenant not to issue additional debentures if it involves a rating downgrade, certain financial covenants, negative pledge, cross default, limitation on the distribution of dividends, obligation to pay additional interest in case of certain rating downgrades (which occurred under our series F and G debentures in June 2013). For details regarding such limitations and covenants see "Item 5. Operating and Financial Review and Prospects.  – B. Liquidity and Capital Resources – Debt Service". These limitations are expected to apply to any additional debt incurred by us. These procedures, limitations and covenants limit our freedom to conduct our business, may impose additional costs on us and may limit our ability to borrow additional debt from Israeli institutional investors as well as adversely affect the terms and price of such debt raising. Further, interest rates are  currently very low and future increase of the interest may increase costs for future debt raising.

Any further downgrade in our rating, and any adverse change in our financial results, including any increase in our Net Leverage (defined in our series F through L indentures and other credit facilities as the ratio of net debt to EBITDA during a period of 12 consecutive months, excluding one-time events), may adversely affect the terms and price of debt raised, particularly through the issuance of debentures to institutional investors.

Under the Concentration Law, the Israeli Minister of Treasury must set limitations regarding the aggregate credit that may be provided by Israeli financial institutions to a corporation or a business group (defined as a controlling shareholder and the corporations under its control), which may adversely affect our ability to raise debt from Israeli financial institutions.

Under the “Guidelines for Sound Bank Administration” issued by the Israeli Supervisor of Banks, Israeli banks are subject to limitations on lending money to a single borrower and one group of borrowers and on the aggregate credit that may be provided to large borrowers and groups of borrowers. Under the relevant regulations, Israeli institutional investors are also subject to certain limitations on their total investments (including debt investments) in a single corporation and a group of corporations. This may limit our ability to obtain additional financing to operate, develop and expand our business or to refinance existing debt because, for such purposes, we are deemed to be included in the same group as DIC.

Our business results may be affected by currency fluctuations, by our currency hedging positions and by changes in the Israeli Consumer Price Index

A portion of our cash payments are incurred in, or linked to, foreign currencies, mainly U.S. dollars.  In particular, in 2015, 2016 and 2017, payments denominated in, or linked to, foreign currencies, mainly U.S. dollars, represented approximately 24%, 14% and 16%, respectively, of our total cash outflow (including payments of principal and interest on our debentures). As almost all of our cash receipts are in NIS, any devaluation of the NIS against the foreign currencies in which we make payments, will increase the NIS cost of our foreign currency denominated or linked expenses and capital expenditures.

Furthermore, since the principal amount of and interest that we pay on our Series F, H and J debentures, are linked to the Israeli CPI, any increase in the Israeli CPI will increase our financing expenses and could adversely affect our results of operations.

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

Our dividend policy targets a payout ratio of at least 75% of our net income in each calendar year, subject to any applicable law, our license and contractual obligations and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. Our series F through L indentures and other credit facilities contain a covenant not to distribute more than 95% of the profits available for distribution according to the Israeli Companies Law, or Profits. Moreover, under such indentures and other credit facilities, if our Net Leverage exceeds 3.5:1, we may not distribute more than 85% of our Profits and if our net leverage exceeds 4.0:1, we may not distribute more than 70% of our Profits. For additional details see "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service". In addition, our license requires that we and our 10% or more shareholders maintain at least $200 million of combined shareholders’ equity. Dividend payments are not guaranteed and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends or to pay dividends at a ratio to net income that is less than that set in the policy. Since the fourth quarter of 2013, our board of directors chose not to declare dividends, given the intensified competition and its adverse effect on our results of operations and in order to strengthen our balance sheet. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy”.

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

We rely on certain suppliers for key equipment and services. We do not own a widespread infrastructure in the landline market and are dependent on infrastructure providers.

We depend upon a small number of suppliers to provide us with key equipment and services. For example, Nokia Networks Israel, or NSN, provides our GSM/GPRS/EDGE/UMTS/HSPA/LTE core system, radio access network and related products and services and Carrier Ethernet network (previously provided by Alcatel Lucent Israel Ltd.); LM Ericsson Israel, or LM Ericsson, supplies part of our radio access network and related products and services based on UMTS/HSPA technology and our OTT TV services platform (recently sold); Cisco Systems, Inc., or Cisco, provides our SDH equipment for our transmission and ISP network;  and Be’eri Printers provides our printing supplies and invoices as well as the distribution, packaging and delivery of invoices and other mail to the postal service distribution centers. In addition, we lease a small portion of our cellular related transmission capacity from Bezeq, the incumbent landline operator. Our OTT TV services are further dependent on the Israeli Second Radio and Television Authority, the authority responsible for linear channels of the digital terrestrial television (DTT) broadcasting in Israel.

We are further dependent on infrastructure providers for our internet connectivity, broadband infrastructure (using the landline wholesale market), international long distance calls, or ILD, landline telephony (using Voice over Broadband, or VOB, technology), and OTT TV services. Those providers include Bezeq and Hot, which provide broadband infrastructure in Israel, TI Sparkle Ireland Telecommunications Ltd. (formerly Mediterranean Nautilus Ltd.) and TI Sparkle (Israel) Ltd. (formerly Mediterranean Nautilus (Israel) Ltd.), or collectively TI Sparkle, which connects the Israeli internet network to the global internet network, as well as Israeli telephony, via an underwater communications cable. We are dependent on Bezeq for the provision of our wholesale broadband infrastructure services as well as for the deployment of our independent infrastructure using Bezeq's infrastructure. Should an effective telephony service be provided under the wholesale market and the wholesale market effectively apply to Hot as well, we would be dependent on them for such services as well. Bezeq has  breached certain regulatory obligations in the equal provision of wholesale services to its retail customers or refused to provide them at all, and has prevented and delayed the deployment of our independent infrastructure, including through labor disruptions by its employees, and such occurrences may adversely affect us in the future as well. See also "Item 4. Information on The Company – B. Business Overview – Fixed-line Segment".

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

We rely on agreements with foreign carriers to provide cellular roaming capabilities  to our cellular subscribers, ILD services to our cellular and landline subscribers, as well as international voice hubbing (providing ILD services to foreign operators) services. We cannot control or compel the improvement of the quality of the service that they provide and it may be inferior or less advanced than the service that we provide.

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

We have invested and expect to continue to invest in exploration and development of new business opportunities in order to extend and complete our capabilities and offerings, such as the potential investment in or deployment of a wide-spread landline infrastructure, which we are advancing, and our entrance into the Internet of things (IOT) field. Such endeavors may involve significant risks and uncertainties, including shift of management attention from our ongoing business, loss of focus of our sales and marketing efforts on our main businesses due to attention given to new businesses, insufficient revenues to offset liabilities assumed and expenses associated with these new investments, adversely affecting our cash flow, inadequate return of capital on our investments, regulatory changes which may impose additional burdens than planned, inability to effectively compete with incumbent providers or new competitors entering the market,  and unidentified issues not discovered in our due diligence of such strategies and offerings, such as unforeseen implementation obstacles and large expenditures. Because these new ventures are inherently risky, no assurance can be given that such strategies and offerings will be successful and will not materially adversely affect our reputation, financial condition, and operating results. Moreover, entry into such new ventures may trigger increased competitive pressure by the incumbent providers of competing services on our core business, aiming at preventing our efforts to compete with them at the relevant market.

We are controlled by a single shareholder who can significantly influence matters requiring shareholders’ approval.

As of December 31, 2017, Koor held, directly and indirectly, approximately 42.07% of our outstanding share capital and the voting rights in respect of an additional approximately 3.38% of our share capital, pursuant to shareholders agreements among Koor and certain of our minority shareholders. In January 2018, 5% of our outstanding share capital was transferred (through a lending transaction) by Koor to two Israeli shareholders, which are considered joint controlling shareholders with Koor.  According to their agreement with Koor, the Israeli shareholders undertook, among others, to vote with Koor in all shareholders resolutions (including the nomination of directors suggested by Koor). Accordingly, subject to legal limitations, Koor has control (as the term "control" is defined in the Israeli Securities Law, namely the ability to direct a company's activities) over all matters requiring shareholder approval, including the election and removal of our directors (other than external directors) and the approval of significant corporate transactions. This concentration of ownership could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.

Risks Relating to Operating in Israel

We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel.

Our operations, our network and some of our suppliers are located in Israel.  Accordingly, political, economic and military conditions in Israel may directly affect our business.  Any armed conflicts, terrorist activities or political instability in the region or hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations, including due to a decrease in the number of tourists visiting Israel and increasing criticism of Israel in the international community (such as the increasing international pressure to boycott Israeli companies, especially when such companies operate in territories held by Israel in Judea and Samaria, as we and other Israeli operators are required to do under our license), and could make it more difficult for us to raise capital. Further, a substantial part of our network and information systems is located within range of missile strikes from the Gaza Strip and Lebanon. Any damage to our network or information systems may damage our ability to provide service, in whole or in part or otherwise damage our operation and could have an adverse effect on our business, financial condition or results of operations.

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

 Israeli law permits the Prime Minister of Israel, for reasons of state security or public welfare, to order a telecommunications license holder to provide services to or to establish a telecommunications facility for the security forces, and entitles the Israel Defense Forces to register or take engineering equipment and facilities as may be required for the security forces to carry out their duties. Israeli law also permits the Israeli Government, during national emergencies or for reasons of national security, to take all necessary actions in order to ensure state security, including taking control of our network. If national emergency situations arise in the future and if we are to be subject during such time to any of the foregoing actions, this could adversely affect our ability to operate our business and provide services during such national emergencies and adversely affect our business operations. Our other licenses contain similar restrictions.

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

Our largest shareholder, Koor, holds approximately 42.07% of our outstanding ordinary shares, as of December 31, 2017 (of which in January 2018, 5% were transferred (through a lending transaction) to two Israeli shareholders, which are considered joint controlling shareholders with Koor).  The market price of our ordinary shares could decline as a result of future sales by Koor or other existing shareholders or the perception that these sales could occur. Sales may be made pursuant to a registration statement, filed with the U.S. Securities and Exchange Commission, or the SEC, pursuant to the terms of a registration rights agreement or otherwise, or in reliance on an exemption from the registration requirements of the Securities Act, including the exemptions provided by Rule 144. Any decline in our share price could also make it difficult for us to raise additional capital by selling shares.

In addition, under our 2006 option plan and 2015 option plan, options are subject to vesting schedules but vesting will be accelerated upon certain events including any sale or other disposition of all, or substantially all, of our outstanding shares. As of December 31, 2017 we had 963,665 shares reserved for issuance upon the exercise of options. See "Item 6. Directors, Senior Management and Employment – E. Share Ownership –Share Incentive Plans".

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

Koor, wholly owned by DIC, currently directly and indirectly holds approximately 42.07% of our share capital (including through being joint controlling shareholder together with two Israeli shareholders of 5% of our outstanding share capital held by them through a lending transaction as of January 2018) and the voting rights in respect of an additional approximately 3.38% of our share capital.

As of the date of this Annual Report on Form 20-F, there has been no indication of any public takeover offer by any third party, in respect to our ordinary shares, or by us, with respect to another company’s shares.

On August 31, 2011, we completed the acquisition of 100% of the share capital of Netvision, a major Israeli internet connectivity provider, or ISP and ILD services provider, for a total consideration of approximately NIS 1.57 billion ($453 million) and in 2017 we completed a reorganization of our subsidiaries, including Netvision, following which all our landline operations are unified under our wholly owned subsidiary Cellcom Fixed Line Communications, Limited Partnership.

In December 2014 and May 2015 we entered the TV and internet infrastructure markets, respectively, which completed our communications offering to include all communications services in Israel.

We hold a general license for the provision of cellular telephone services in Israel, granted by the Ministry of Communications in 1994 and valid until 2022. We also hold a unified general license for the provision of fixed-line services, granted by the MOC in 2015 and valid until 2026.

In 2017, our network sharing and hosting agreements with Golan Telecom Ltd. or Golan, and Marathon 018 Xfone Ltd. or Xfone, and a third agreement combining the 4G network arrangements in the previous two agreements into a three-way agreement (the Xfone agreement, Golan agreement and the three-way agreement shall be referred to as the Sharing Agreements) came into force. For details of our network sharing and hosting agreements with Golan and Xfone, see "B. Business Overview – Network and Infrastructure – Cellular Segment – Network sharing agreements" below.

Principal Capital Expenditures

Our accrual capital expenditure in 2015, 2016 and 2017 amounted to NIS 396 million, NIS 382 million and NIS 550 million, respectively. Accrual capital expenditure is defined as investment in fixed assets and intangible assets, such as investments in our communications networks, information systems, software and TV set-top boxes and capitalization of part of the customer acquisition costs as a result of the adoption of IFRS15.

B.             BUSINESS OVERVIEW

General

We operate in two main segments, “Cellular” and “Fixed-line”. The cellular segment includes the cellular communications services, end user cellular equipment and supplemental services. The fixed-line segment includes landline and long distance telephony services, internet infrastructure and connectivity services, television services, transmission services end user fixed-line equipment and supplemental services.

Services and Products

Cellular Segment

General

We are the largest provider of cellular communications services in Israel based upon number of subscribers and estimated market share as of December 31, 2017. As of December 31, 2017, we provided cellular communications services to approximately 2.817 million subscribers in Israel with an estimated market share of 26.3%. We offer a broad range of cellular services through our 2G, 3G and 4G network. These services include basic cellular telephony services, text and multimedia messaging, advanced cellular content and data services and other value-added services. We also offer international roaming services, a wide selection of handsets from various leading global manufacturers and repair services on most handsets we offer. Not all services are supported by all handsets or by all of our networks.

We offer our cellular subscribers a variety of usage and sector pricing plans and bundles combining cellular services with other communications services our group offers, including quatro bundles (internet infrastructure service and connectivity, landline telephony, TV service and cellular services). We offer two methods of payment: pre-paid and post-paid. Post-paid services are offered to subscribers who are willing to pay for our services through banking and credit arrangements, such as credit cards and direct debits. Pre-paid services are offered to cellular subscribers who pay for our services prior to obtaining them, usually by purchasing our “Talkman” pre-paid cards or “virtual” Talkman cards. The majority of our sales are post-paid.  Price erosion and the marketing of packages have resulted in a constant decline in our pre-paid subscriber base. In line with regulation, our pricing plans do not include a commitment to purchase our services for a predefined period, other than in large business agreements.

We provide Golan national roaming services under our Sharing Agreements and we provide the Joint Corporations services as a subcontractor. See "-Networks and Infrastructure - Network sharing agreements" below.

Basic cellular services

Our principal cellular service is basic cellular telephony and data transfer, upload and download (in supporting handsets). Both are included in our packages price plans. In addition, we offer many other services with enhancements and additional features to our basic cellular telephony service, including voice mail, cellular fax, call waiting, call forwarding, caller identification and conference calling.

Data services can be used with handsets (in supporting models), cellular modems and tablets. We provide our customers with a variety of "internet data packages" for that purpose.

We also offer both an outbound roaming service to our subscribers when traveling outside of Israel and an inbound roaming service to visitors to Israel who can “roam” on our network. As of December 31, 2017, we had commercial roaming relationships with 551 operators in 180 countries based on the standard agreements of the GSM organization (an umbrella organization in which all the cellular operators operating with GSM technology are members).  In addition, as of December 31, 2017, we had 3G roaming arrangements with 375 of these operators in 114 countries (part of them for 4G as well), enabling our 3G and 4G roamers to use data services in the respective countries and visiting roamers in Israel of these operators to use our 3G and 4G services, respectively.

Value-added services

In addition to basic cellular telephony and data services, we offer many value-added services, such as SMS and MMS, cloud backup and content services such as "Cellcom Volume" our music application and "Cellcom tv" application. We offer those services that we believe are likely to be popular with subscribers and benefit our business. Some of the value-added services that we offer are available only to subscribers who have supporting handset models and some are offered only to business subscribers.

To our business subscribers we also offer multi SMS, M2M, "Double Net" services allowing combined usage of cellular and landline networks in order to insure continuous service, work force management, vehicles management applications and IOT (internet of things) solutions such as "smart city" end-to-end cellular and fixed line solutions. We are constantly considering and evaluating the possibility of introducing additional products and services to our customers.

Handsets

We sell a wide selection of handsets (which for purposes of this report may include other types of communications end-user equipment, such as tablets) designed to meet individual preferences. Prices of handsets vary based on handset features and special promotions. We offer a variety of installment plans for handsets and discounts for short term installment plans, although in most cases, handsets are to be paid for in 36 monthly installments. We offer a variety of handsets from world-leading brands such as Apple, LG, Samsung and Sony. The vast majority of our handset sales in 2017 have been by Apple and Samsung. The handset models we sell offer Hebrew language displays in addition to English, Arabic and Russian (in most of the models). We are also required to provide cellular services to subscribers who did not purchase their handsets from us, provided that the handset model complies with the standards set by the Ministry of Communications. For details regarding end user equipment repair services see "Customer Care" below.

We also sell modems and tablets to promote our data services. In addition, we sell added value products to our customers, such as smart watches.

Fixed line Segment

Our main fixed line services include our internet infrastructure (for private customers based mostly on the landline wholesale market and for business customers based on our landline infrastructure) and connectivity services, OTT TV services, ILD services, landline telephony services and transmission services (for business customers). We also offer bundles of these services, including a triple offering (internet service including infrastructure and connectivity, landline telephony, TV service) and quatro offering (internet services, landline telephony, TV service and cellular services). We also offer landline transmission and data services to selected business customers and telecommunications operators (including transmission revenues from Golan according to the network sharing agreement as of April 2017), using our fiber-optic infrastructure and complementary microwave links, IP switchboard services and operation and management of business telecommunications systems. Additional services include cloud services and data protection products solutions based on products and services offered by us and by third party vendors and IOT solutions such as "smart city" end-to-end cellular and fixed line solutions.

 Internet infrastructure and Connectivity

We are a major provider of internet connectivity services. Prior to the formation of the landline wholesale market, the Israeli internet market was characterized by a separation between the internet infrastructure providers (mainly Bezeq and Hot) and the internet connectivity service providers. Consequently, the internet customer was required to enter into a contractual arrangement with both types of these providers. The infrastructure provider is responsible for the connection of the customer from his computer or other device to the infrastructure provider's operator. The internet service provider is responsible for providing access to the customer from the infrastructure provider's operator, through its own operator, to the local and global internet network. As of May 2015, following the inception of the landline wholesale market, we (and other operators) provide end-to-end internet service (infrastructure and connectivity) using Bezeq's infrastructure. We sell internet infrastructure services bundled with internet connectivity, as well as with our other services. For details regarding the landline wholesale market see "Business Overview – Competition – Fixed-line Segment – Landline" and "Government Regulation – Fixed-line Segment – Landline".

As of December 31, 2017, we provide end-to-end internet service, to approximately 222,000 households.

In addition, we offer our internet subscribers value added services, such as data protection services to our private subscribers and connectivity integration solutions and global communications solutions to our business customers, including firewalls, anti-virus and anti-spam software, overseas internet connectivity services and server hosting services. In addition, we provide internet connectivity services that offer the ability to filter the content viewed by the internet users. We are constantly considering and evaluating the possibility of introducing additional products and services to our customers.

OTT TV services

 As of December 2014, we offer OTT-TV services, branded 'Cellcom tv' mostly to private customers. Cellcom tv is an hybrid OTT-DTT TV service provided to the Israeli market. The service includes a set-top box that enables linear channels, including based on the Israeli digital terrestrial television (DTT) broadcasting, other commercial channels and Video on Demand library subscription (SVoD), music streaming service and additional advanced features such as cloud recording and VoD playlist channels, for a highly competitive price. Cellcom tv service can generally also be accessed by smartphones, tablets, Smart TV and additional TV services' equipment like Apple TV and Android TV devices (TV anywhere). Our VoD catalogue and linear channels offer international and local content from top content suppliers. As of December 31, 2017, we provide OTT TV services to approximately 170,000 households.

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

Internet of Things

IOT solutions provide the ability to connect various devices to the internet. We, together with strategic partners, offer IOT solutions based on a variety of communications solutions, including landline (WiFi) and cellular. We offer smart city solutions which include a central management and control system to manage the various solutions, water and electricity meter readout from a-far, smart parking, smart and efficient street lighting, smart cameras which include analytic capabilities for security solutions, smart sensors for efficient waste disposal, various environmental factors and flood alert, stress buttons for educational institutions as well as WiFi and broadband communication capabilities in public areas.

 Networks and Infrastructure

Cellular Segment

General

We have built an extensive, durable and advanced cellular network system, enabling us to offer high-quality services to substantially the entire Israeli populated territory, while using a cost-effective design, utilizing shared components for our networks, where applicable. We seek to satisfy quality standards that are important to our subscribers, such as high voice quality, high data throughput rate, low “blocked call” rate (average rate of call attempts that fail due to insufficient network resources), low “dropped call” rate (average rate of calls that are terminated not in the ordinary course) and deep indoor coverage. Therefore, we have made substantial capital expenditures and expect to continue to make substantial capital expenditures on our network system, though, pursuant to our Sharing Agreements, radio capital expenditures for the shared networks will be divided among the sharing parties.

Cellular Infrastructure

Our cellular network has developed over the years since we commenced our operations in 1994.

Our “fourth generation” LTE, or Long Term Evolution technology, was launched in August 2014, offers data throughput of up to 112 Mbps on the downlink path and up to 37 Mbps on the uplink path (voice services are provided through our 3G network). Our LTE network covers most of the population of Israel and in 2018 we intend to continue the deployment of this network in order to enable higher data throughput rate. The average throughput indicator is not set in our license. Our 4G network is in the process of being implemented as a shared network with Golan and Xfone and operates in Multi Operation Core Network, or MOCN, mode.

Our “third generation” UMTS/HSPA+, or high-speed packet data access, technology, offers full interactive multimedia capabilities with current data rates of up to 42 Mbps on the downlink path and up to 5 Mbps on the uplink path. In 2018 we intend to continue to support the increasing demand for data traffic, while maintaining its quality of services. This network, considered to be a “3.9” technology, uses the same core as our GSM/GPRS/EDGE network and covers substantially all of the populated territory in Israel. Moreover, our UMTS/HSPA+ network supports types of services that require higher throughput and lower delay, such as video conferencing, and provides an adequate fallback for our LTE network by means of smart features and network load sharing. Our 3G network is to be shared with Golan and will operate in MOCN mode.

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

Our primary objective going forward is to continue deploying our LTE network and to continue to support the increasing demand for data traffic of our high speed UMTS/HSPA+ network and to continue to perform extensive optimization work to provide our subscribers with maximum capability to support video and other broad-bandwidth content. See "Item 3. Risk Factors – We may be adversely affected by significant technological and other changes in the telecommunications industry". Further, we intend to complete the operation of radio network in MOCN with Golan, in accordance with our Sharing Agreements, as sub-contractor for the Joint Corporations. See "- Network sharing agreements" below.

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

Pursuant to the requirements of all telephony service providers in Israel, our cellular network is interconnected, either directly or indirectly, to the networks of all other telephony service providers in Israel. Our network monitoring system provides around-the-clock surveillance of our entire network. The network operations center is equipped with sophisticated systems that constantly monitor the status of all switches and cell sites, identify failures and dispatch technicians to resolve problems. Operations support systems are utilized to monitor system quality and identify devices that fail to meet performance thresholds.  These same platforms generate statistics on system performance such as dropped calls, blocked calls and handoff failures. Our network operations center is located in our Netanya headquarters. In addition, we have a duplicate back-up center in a separate location and a disaster recovery plan, or DRP, for all our engineering systems. The DRP also provides our network with additional advantages, including increased capacity and also provides us better durability and resilience. We also adopted a business continuity plan and a disaster recovery plan to ensure our ability to continue our operation in emergency situations in accordance with our license.

We intend to complete the deployment of an LTE based IOT service, or LTE-IOT, in the near future, thereby allowing for more advanced and wide IOT solutions. Our LTE-IOT will support both LTE-M and narrow band LTE technologies.

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

Our network sharing and hosting agreements will provide the shared networks with additional 2X10 MHz in the 1800 MHz frequency band and 2X10 MHz in the 2100 MHz frequency band (the latter requires certain coordination with the Palestinian mobile network operators). See "– Network sharing agreements" for additional details.

We pay frequency fees to the State of Israel.

The MOC has informed us that it has received an instruction from the International Telecommunications Union to commence a process to accord the frequencies used by Israeli cellular operators with European standards. As a result, we and another cellular operator that use some frequencies according to American standards, will be required to migrate to 900 MHz frequencies or other sub-1G frequencies compatible with international standardization for our region. We are discussing with the MOC the type of replacement frequencies, timing, duration, regulatory adjustments and other repercussions of such a change. At this time, no formal decision has been made and there is no certainty as to the time, scope and cost of such a change, but it may entail a complex and sensitive engineering project, involving material investments and replacement of radio equipment in all our cellular sites and may, during such project, adversely affect our products and services or quality thereof. See "Item 3. Key Information – D. Risk Factors – We operate in a heavily regulated industry, which can harm our results of operations. Regulation in Israel has materially adversely affected our results", "-We may not be able to obtain permits to construct and operate cell sites" and "- We may be adversely affected by significant technological and other changes in the telecommunications industry".

In addition, the Ministry of Communication announced it intends to publish a 5G frequencies tender in 2018 or thereafter.

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

Network sharing agreements

In March and April 2017 our Sharing Agreements  - the 4G network sharing and 2G and 3G hosting services agreement with Xfone (which has not entered the cellular market yet),  and the 3G and 4G network sharing and 2G hosting services agreement with Golan (originally entered into with Electra and adopted by Golan, after being acquired by Electra) and an agreement combining the 4G network sharing arrangements of the Xfone agreement and the Golan agreement into one three-way agreement - came into effect.

The main provisions of the Sharing Agreements are:

o
Network sharing – the parties will cooperate in the development of the shared 3G and 4G networks (as applicable), which will use the parties' relevant frequencies, to be operated by separate, newly created entities, or the Joint Corporations, which are equally owned by the parties. Each of us and the sharing party/parties will hold the active elements of the shared network in equal parts and will grant each other and the Joint Corporations an indefeasible right of use, or IRU, in their active elements of the shared network. To that end, the sharing parties will purchase and hold equal shares of the active elements of the shared network owned by us prior to a certain date. Future ongoing investments in such active elements will be equally borne by the parties. Each party will purchase and operate its own core network. We will further provide the sharing parties and the Joint Corporations an IRU to our passive elements of the shared networks. We provide services to the Joint Corporations, as a subcontractor.

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

▪
operating costs of the shared networks and the 2G network (both active and passive), to include a fixed component to be borne equally by the parties, subject to certain discount arrangements dependent on the number of Golan's subscribers, and a variable component to be borne by the parties according to the parties' relative usage of data by their respective subscribers.

The consideration for us under the Xfone agreement includes substantially similar arrangements (mutatis mutandis to its sharing and hosting agreement), but Xfone will be entitled to a discount according to which the said payments for the IRU to the passive elements and its share of the operating costs will be replaced during a period of up to 5 years from the Xfone Agreement Effective Date with a monthly payment per subscriber to us of NIS 25 in the first year, NIS 27.5 in the second year and NIS 30 thereafter, plus VAT, but in any case not less than certain minimum annual amounts (ranging between approximately NIS 20 million in the first year and approximately NIS 110 million in the fifth year).

The agreements include standard stipulations as well as certain arrangements for separation of the parities and adding another sharing party. In addition to standard termination causes, Xfone may terminate its agreement by prior written notice if it decides to cease operating in the cellular market in Israel.

The Golan Agreement (which replaces the former national roaming services agreement) includes the following arrangements as well:

▪
Loan – Upon closing of the purchase of Golan by Electra in April 2017, we provided a loan to Golan in the sum of NIS 130 million for a period of 10 years to be repaid in 6 semi-annual equal installments beginning in the 8th year of the term (interest and CPI differentials to be accrued and will be paid as of the 6th year). The loan is guaranteed by a second degree floating charge on Golan's assets and rights (excluding certain exceptions) or an equivalent guaranty.

▪	Resolution of the previously reported differences regarding past national roaming payments.

We cannot estimate the likelihood or timing of Xfone entering the cellular market.

Fixed-line Segment

Fixed-line infrastructure

We launched our SDH transmission network in 1999 and our Carrier Ethernet network in 2010. In 2015 we launched an MBH network intended to support all our cellular traffic. These networks cover the central populated areas in Israel and business parks. In 2018 we intend to continue to migrate cellular sites to the MBH network. These networks enable us to provide our business customers with telephony and high speed and high quality transmission and data services and provides us with our own wireline connectivity / backhaul services for our cellular networks while reducing our need to lease capacity from Bezeq, the incumbent landline operator in Israel.

Our optical transmission network is strategically deployed in order to cover the major portion of Israel’s business parks from Nahariya in the north to Beer Sheva in the south and Afula and Jerusalem in the east, consisting of approximately 1,900 kilometers. The fiber-optic network is monitored by a fault-management system that performs real-time monitoring in order to enable us to provide high quality service. In order to efficiently complete our transmission network’s coverage to the majority of our cell sites and business landline and transmission subscribers, we use a microwave network as a complementary solution in those areas that are not served by our fiber-optic network. As of December 31, 2017, we had approximately 2,740 microwave links to both our cell sites and our landline and transmission subscribers.

In 2017, in light of the growing demand for data capacity by our fixed-line subscribers, mainly in the private sector, which we currently purchase from Bezeq, we commenced expanding our fiber-optic network into residential areas, using certain physical infrastructure of Bezeq, and are negotiating a cooperation agreement with Partner Communications Ltd., or Partner, another communications group in Israel, for the deployment of fiber optic infrastructure by both companies, whereby each party will be entitled to purchase from time to time, pursuant to its needs and at its sole discretion, fiber optic infrastructure services (including an indefeasible right of use, or IRU) in the other party's present and future fiber optic infrastructure in order to connect residential buildings throughout Israel. In addition, we are looking into investing (by ourselves or with a group of investors we may arrange) in Israel Broadband Company Ltd., or IBC (whose licenses allow the provision of broadband infrastructure services on the fiber optic infrastructure of Israeli Electric Company, or IEC's), subject to certain conditions being met. In that respect, we have issued a non-binding letter of intent for investing in IBC and have reached preliminary understandings with IEC, regarding an update of IEC's services prices to IBC, if we invest in IBC. Deployment of fiber-optic infrastructure through any of the above venues will require material investments. It would, however, allow us to reduce our costs and our dependency on Bezeq and Hot and improve our ability to provide quality services and compete in the fixed-line services market. There is no assurance that we will enter into any of the contemplated agreements, or, if entered into, that the requisite regulatory approvals will be received and the agreements will be implemented.

In 2017, we continued to expand our Carrier Ethernet network and our ISP network backbone in Israel and abroad in order to support growing demand for capacity, upgraded the capabilities and capacity of our customer Quality of Experience systems and upgraded and improved the capabilities of our central system for the protection of our network against cyber attacks.

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

We pay frequency fees for frequencies used by our microwave network to the State of Israel.

Suppliers

In April 2014, we entered into a framework agreement with NSN Israel, of Nokia Networks group, a worldwide leading network manufacturer, for the purchase of an LTE network, which also supports LTE Advanced technology (4.5 generation) and related services. This agreement also governs the purchase and services provided under our previous agreement with NSN, in relation to our GSM/GPRS/EDGE /UMTS /HSPA core system, radio access network and related products and services. We have an option to purchase maintenance services on an annual basis until March 2030.

In September 2005, we entered into an agreement with LM Ericsson for the purchase of UMTS radio access network and ancillary products and services and in December 2011 for the purchase of upgraded UMTS /HSPA products and related services. We have an option to purchase additional maintenance services on an annual basis until 2026.

We use Telcordia’s (which was acquired by Ericsson) intelligent platform, or IN, which provides services to our networks and allows us, at minimal cost, to internally develop sophisticated services with a short time-to-market that are customized to local market requirements.

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

We have entered into a number of agreements with TI Sparkle between 2003 and 2016. for the purchase of rights of use of certain telecommunications capacities on TI Sparkle's underwater communications cables, which connect the Israeli internet network to the "entry points" of the global internet, as well as maintenance and operation services relating to these cables. Over the last few years we have increased the capacity purchased for significantly lower prices, as well as reduced maintenance costs. The term of the agreement with respect to capacity purchased from TI Sparkle is in effect until May 2032. We have the option to terminate agreements with respect to parts of the capacity in 2022 and 2027.

We have also entered into agreements with Bezeq and Hot, the primary internet infrastructure providers in the Israeli market, for the provision of our connectivity services. Due to the increase in customer demand for broadband width in recent years, we are required from time to time to increase the capacity we purchase from Bezeq and Hot. The terms of the wholesale landline infrastructure service we purchase from Bezeq are mainly set in the landline wholesale market regulation. For additional details see "Government Regulation – Fixed-line Segment – Wholesale landline market".

In November 2009, we entered into an agreement with Alcatel Lucent for the purchase of our Carrier Ethernet network. We have an option to purchase maintenance services until 2022.

Under our agreement with Alcatel Lucent, we purchased an SDH transmission network. We purchase maintenance services for the network on an annual basis.

In February 2015, we entered into an agreement with Bynat Communications Computers Ltd., or Bynat, for the purchase and maintenance of an MBH transmission network by Cisco. In the agreement we agreed to purchase maintenance services for a term of 5 years from final acceptance (until 2019), and we may stop purchasing such services subject to the provision of a prior written notice. Thereafter we have an option to purchase maintenance services for a term of 8 years (until 2027).

In June 2004, we entered into an agreement with Nortel Networks Israel (Sales and Marketing) Ltd., or Nortel, , for the provision of our international communications switch, on which we base our ability to provide international calling service, as well as related equipment and services. From 2010, Geneband Inc. (which acquired Nortel's relevant business) provides us with support and maintenance services for the equipment provided under this agreement.

We have entered into an agreement with ECI Telecom Ltd. for the provision of transmission switches by ECI Telecom among our various location sites in Israel and overseas, used for our internet connectivity and ILD operations.

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

In 2011, we entered into an agreement with LM Ericsson, for the purchase of our OTT TV services system and ancillary products and services. We have an option to purchase maintenance services on an annual basis until 2018. Our OTT TV service also uses the Israeli DTT infrastructure. The DTT infrastructure may be used freely by our customers.

In June 2015, we entered into an agreement with Altech, for the purchase and distribution of set-top boxes and ancillary products and services for our OTT TV services.

In 2013, we entered into an agreement with VU (recently purchased by Amdocs (Israel) Limited), a leading international supplier of multiplatform video services and solutions, for the supply of international video content and content operation and management services for our OTT TV service. Under our agreement with VU, we have committed to pay certain fixed amounts for such content and services. The Agreement is valid until the end of 2020; thereafter, it is renewable for additional periods of one year each, unless terminated by either party, subject to prior notice.

In October 2015, January 2016 and December 2016, we entered into agreements with RGE, ONE and Charlton, respectively, for the provision of sport channels, in which each of these suppliers holds exclusive broadcasting privileges. Each of the agreements is for a period of 5 to 6 years, during which time we are committed to pay each supplier certain minimum amounts.

We maintain a variety of information systems that enable us to deliver superior customer service while enhancing our internal processes.

Our billing and CRM systems are supported mostly internally. We also use a customer care system provided by PeopleSoft and supported mostly internally, inventory and suppliers management systems by Priority/Eshbel and SAP, a financial system by Coda and infrastructure integrations systems by Microsoft BizTalk and Oracle OSB.

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

We entered into an agreement with Be’eri Printers for our printing supplies and invoices as well as the distribution, packaging and delivery of invoices and other mail to the postal service distribution centers in 2003. The agreement was valid until December 2017 and we are negotiating its extension.

Sales and Customer Care and Marketing

Sales and customer care

As part of our strategy to fully penetrate every part of the Israeli market, we combine our sales and customer care efforts in order to maximize sales opportunities and achieve cost efficiency alongside accessible and quality customer service. Our customer service unit is our main channel for preserving the long-term relationship with our subscribers and we focus on customer retention through the provision of quality service and customer care. In addition, subscribers are encouraged to subscribe to additional value-added and content services as well other communications services, in order to enhance customer satisfaction and increase revenues, with a specific focus on bundles of services. We offer pricing plans, value-added services, handsets, accessories and related services through a broad network of direct and indirect sales personnel. We design pricing plans and promotional campaigns aimed at attracting new subscribers and enhancing our ability to retain our existing subscribers. In order to achieve this goal, we systematically monitor and analyze our subscribers’ preferences, characteristics and trends.

We pay our independent dealers commissions on sales, while our direct, employee sales personnel receive base salaries plus performance-based incentives. All of our, and our dealers', sales, customer care representatives and other customer-facing staff go through extensive training prior to commencing their work and thereafter regularly undergo training, and review of their performance in order to assure the quality of our services and to identify areas where we can improve.

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

As of December 31, 2017, we independently operated approximately 28 service and sales centers, with approximately 200 additional sale and service points operated by our dealers (including our wholly owned dealer, Dynamica), covering almost all the populated areas of Israel. These centers generally offer the entire spectrum of products and services that we provide to our subscribers and potential subscribers. These stores are mostly located in central and other frequently visited locations to provide our subscribers with easy and convenient access to our products and services. In our efforts to penetrate certain sectors of our potential subscriber base, we select dealers with proven expertise in marketing to such sectors. Our walk-in centers also offer handset repair service or serve as a contact point for depositing the handsets for repair and receiving the repaired handset (in the same center or at a location of their choice by a courier), with the repair services conducted in a central lab.

In 2017, we continued reducing the space of several additional points of sale, and we may continue to do so in 2018.

Telephonic sales/Call centers.  Telephonic sales efforts target existing and potential subscribers. Our sales representatives (both in-house and outsourced) offer our customers a variety of products and services, both in proactive and reactive interactions. Our call-center services are divided into several sub-centers: general services; technical services; billing; sales; international roaming; and data, internet and TV. We are constantly reviewing the effectiveness of our service and also operate a multi-function call center providing all our services. The call center services are provided in four languages: Hebrew, Arabic, English and Russian. We currently operate call centers in seven locations throughout Israel, three of which are outsourced. In 2017, we witnessed an additional decrease in calls to our calls centers.  During peak hours our call centers have the capability to respond to 600 customer calls simultaneously. We are making efforts to reduce the number of calls to our call centers by using our new CRM system to provide a more complete service and promoting our self-service channels.

Account managers.  Our direct sales force for our business customers maintains regular contact with our mid-sized and large accounts. We provide small and mid-sized business customers one focal point to both sales and services by phone. Our account managers are aided by our various back office experts in determining customers' needs and making suitable offers, including tailor-made solutions, when required. We offer our business customers handsets repair services by a dispatch service. Sales to larger business customers or governmental and local authorities sometimes involve participation in the customer's tender process.

Online sales/Self service. We offer our customers the ability to purchase our products and services and receive various information through our internet site (and our OTT TV service dedicated internet site) and our smartphone application. We provide our subscribers and potential subscribers with various self-service channels, such as interactive voice response, or IVR, internet site, automatic and live chat and live sms chat, facebook chat and our newly improved mobile phone application which enables our customers to monitor data usage, obtain digital monthly invoices, includes self-service tutorials, online assistance with internet service problems and chat with a service representative. We invest efforts in directing our customers toward self-service channels.

Customer service for our OTT TV and internet infrastructure market services are provided also through technicians providing services at the customers' homes.

We constantly invest time and efforts making our services compatible to persons with disabilities, including as required by law. We provide customers with disabilities convenient accessibility to our premises and adapted services, including free dispatch services, text to speech services as well as support services through chat. We also train our representatives to provide accessible service to all our customers.

Marketing

Our marketing strategy emphasizes our position as a communications group and cellular market leader, our value for money and our provision of a comprehensive solution for our customers' communication needs, by offering bundles of services . We believe the provision of bundles, including triple and quatro play packages of our services strengthen loyalty and increase customer satisfaction. We aim to provide our customers with a comprehensive quality experience through the various means of communications that they use, including their mobile handset, tablet and laptop.

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

We leverage our extensive interactions with our customers to provide the requested services and also to cross- and up-sell cellular and fixed line products and services according to customer needs, usage trends and profitability, mostly by using advanced CRM system models, to increase customer satisfaction, loyalty and revenues.

We regularly advertise in all forms of media, including in promotional campaigns. We also use "one to one" promotional campaigns such as advertisements in our subscribers' monthly bill and in incoming IVR. We believe our marketing and branding campaigns, have been very successful. Our "Cellcom tv" advertisement campaign has been acclaimed among the Israeli public and even contributed to the strength of the "Cellcom" brand.

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

In response to the enhanced competition in the Israeli telecommunications market, we have implemented various steps and strategies, including:

·
identifying new opportunities to maximize our advantages as a communications group, such as our successfully launched OTT TV services, internet infrastructure services through the landline wholesale services, IOT and cyber services;

·	focusing on the offering of bundles of services such as our successfully launched triple and quatro play offerings, as it strengthens customer retention and on enlarging customer purchases from us;

·	entering network sharing and hosting agreements with Golan and Xfone, which will facilitate a more efficient cost structure in relation to our networks and operations thereof and investments therein;

·
deploying fiber-optic infrastructure independently or advancing potential cooperation with Partner and investment in IBC, in relation thereof, in order to reduce our dependency on Bezeq and Hot and reduce our cost;

·	investing in our network to ensure our ability to offer quality and advanced cellular and fixed line services, and providing our customers with advanced services; and

·	taking aggressive efficiency measures through adjustments to our existing head count, reducing overhead expenses and improving work processes, in order to reduce costs and improve our agility.

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

Communications groups and structural separation

The Israeli telecommunications market is currently dominated by four communications groups: Bezeq, Hot, Partner and Cellcom. Each of the Bezeq and Hot groups are subject to certain structural separation requirements in relation to sale of bundles of services by each of them and their respective subsidiaries, as a result of being the incumbent and monopoly in their respective core business – landline and multichannel television services. Those requirements include Bezeq's obligation to offer some of the services in its bundle separately under the same terms as in the bundle, and the requirement that Bezeq allow its competitors to participate in a similar bundle (if it includes internet connectivity, VOB or ILD services) under the same terms and equally markets such bundles as its own bundle (though the second requirement does not apply to the sale of the bundle by a subsidiary of Bezeq). The same requirements apply to Hot in the case of bundles that include internet connectivity services, with respect to the internet connectivity service component of the bundle.

Following a certain relaxation of the structural separation imposed on the Bezeq group, Bezeq is allowed to offer bundles of services with its subsidiaries under certain conditions, and in 2015 Bezeq merged with Yes (a company providing multichannel pay-TV)  (detailed under "-Fixed line Segment – Television services" below). Although the Hot group is also subject to structural separation limitations between its multi-channel television, connectivity, cellular and landline services, it was allowed to offer a bundle of landline telephony, multichannel television and internet infrastructure services and under certain conditions connectivity services as well, and Hot and Hot Mobile are also allowed to sell and market each other's services and exchange information. In January 2016 the Ministry of Communications announced its intention to annul Bezeq and Hot's structural separation as part of its plan to ensure massive investment in fiber optics infrastructure in Israel and in December 2016 the Ministry of Communication informed Bezeq that it intends to hold a public hearing regarding a possible annulment of the corporate separation and thereafter the structural separation in the Bezeq group and Bezeq has announced the commencement of a full merger process with Yes, including full integration of Yes into Bezeq.

Any changes to the structural separation limitations in the Bezeq and Hot groups (especially if it is effected before a complete and effective wholesale landline market is in place) and the supervision over Bezeq's tariffs, or anti-competitive behavior if not prevented by the regulators, could adversely affect our competitive standing and ability to compete with Bezeq and Hot and may have a material adverse effect on our results of operation.

Cellular Segment

There is intense competition in all aspects of the cellular communications market in Israel, with a penetration rate (the ratio of cellular subscribers to the Israeli population) of approximately 121%, representing approximately 10.6 million cellular subscribers at December 31, 2017, and the average annual churn rate in Israel in 2017 is estimated to be 37%, higher than the churn rates in other developed economies. We expect this intensified competition to continue in the future. We currently compete for market and revenue share with seven other cellular communications operators: four MNOs (Partner, Pelephone, Hot Mobile and Golan) and three MVNOs (Rami Levy Hashikma Communications Marketing Ltd., or Rami Levy, Azi Communications Ltd., or Azi, and Cellact Communications Ltd., or Cellact). Xfone won frequencies in the 2015 4G frequencies tender and received a cellular license in 2017 but has not entered the market yet. For details of our network sharing and hosting agreements with Golan and Xfone, see "– Network and Infrastructure – Cellular Segment – Network sharing agreements" above.

Our estimated market share based on number of subscribers was approximately 26.3% as of December 31, 2017. The market shares at such time of Partner, Pelephone, Hot Mobile and Golan were estimated to be approximately 25%, 23%, 14.7% and 8.5%, respectively, and the MVNOs' collective market share was estimated to be 2.2%. These estimates are based on the public reports of other operators and our estimate of the market share of the operators who do not publish reports.

Hot Mobile and Golan commenced their UMTS operation in 2012. Rami LevyAzi and Cellact, all MVNOs, commenced operations in 2011 - 2013.

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

Pelephone is a wholly-owned subsidiary of Bezeq, and started operations in 1986. As of January 2015, its low cost brand services are sold by another subsidiary of Bezeq – Walla Communications Ltd., an internet portal. Bezeq is controlled by B Communications Ltd., or B Communications,. B Communications is an Israeli company traded on the NASDAQ and the TASE and controlled by the Israeli businessman Shaul Alovich. Currently, B Communications' controlling shareholder (wholly owned by Shaul Alovich) is in the process of a debt restructuring in the Israeli court in which several offers for the purchase thereof are being considered.

Hot Mobile operated in the a cellular market as of 2001. In 2012 it began its UMTS operation. Hot Mobile is owned by Hot, which is owned by the French businessman Mr. Patrick Derhy. In 2015, its network sharing agreement with Partner was approved and the two companies began joint operation through a joint subsidiary.

Golan is owned by Electra, a public Israeli company that distributes and retails consumer products and is part of a large Israeli business group. Golan began to operate in 2012. For details of our network sharing and hosting agreements with Golan and Xfone, see "-Network and Infrastructure – Cellular Segment – Network sharing agreements" above.

Xfone is owned by the Israeli businessman Hezi Bezalel. For details of our network sharing and hosting agreements with Golan and Xfone, see "-Network and Infrastructure – Cellular Segment – Network sharing agreements" above.

Rami Levy is a subsidiary of a major Israeli discount supermarket chain. Azi is owned by Telzar, an ILD operator. Cellact is owned by Cellact Ltd., a content provider.

Competition may remain in its current heightened condition or somewhat increase due to the entry of Xfone into the market. Further, under the 4G tender terms, Xfone, Golan and Hot Mobile are eligible for up to a 50% discount on the license fees paid for the 4G frequencies, 10% for each 1% addition to their market share, obtained over a period of 5 years.

Handsets

In the handsets market, we compete with numerous vendors, chain stores and importers' stores. Regulatory decisions in recent years led to the entry of additional competitors into the market and significantly increased competition and decreased sales for us. See "Item 4. Information on The Company – Government Regulations – Cellular Segment – Tariff Supervision" for additional details. Competition in this market may increase further.

Fixed-line Segment

The only groups having their own nation-wide landline infrastructure in Israel are Bezeq and Hot. We are dependent on Bezeq and Hot's broadband services for the supply of our internet services. The growing demand for data capacity increased our dependency on Bezeq's wholesale services. In 2014, a third competitor – IBC - commenced deployment of its infrastructure on the IEC's fiber optic infrastructure in selected areas, and in 2016 and 2017, respectively, Partner and we began extending our existing independent fiber optic infrastructures into residential areas.  Should our potential cooperation with Partner and our potential investment in IBC in relation to the deployment of a fiber-optic infrastructure be effected, this would improve our competitiveness in the fixed-line services market as this is likely to reduce our dependency on Bezeq and Hot and reduce our costs. Independent deployment of fiber-optic infrastructure, based on certain physical infrastructure of Bezeq, encountered and continues to encounter resistance and numerous attempts from Bezeq to prevent such deployment. For more details, see " – Networks and Infrastructure – Fixed-line Segment – Fixed-line Infrastructure " above.

A landline wholesale market was formally launched in Israel in 2015 but to date, only internet infrastructure (BSA) and to some extent physical infrastructure services are provided and only on Bezeq's infrastructure. See "-Government Regulations – Fixed-line Segment – Wholesale Landline Market" below. An effective wholesale landline market, specifically one including both Bezeq's and Hot's infrastructure and providing both telephony and infrastructure services, would enhance our ability to compete and extend our service offering. However, an annulment or substantial alleviation of corporate or structural separation and Bezeq's tariffs supervision, may have a material adverse effect on our competitive capabilities and results of operation, especially if effected before an effective wholesale market is in place. Further, the entry of new competitors to the fixed-line market, through the wholesale market, has increased competition in the fixed-line market and may trigger further escalation in the competition in other markets in which we operate.

Internet Infrastructure and Connectivity Business

The two main internet infrastructure providers for the private sector in Israel and offering internet infrastructure services to both ISPs and end-users are Bezeq and Hot. Bezeq is also providing internet infrastructure services to operators that do not own their own infrastructure under the landline wholesale market, who, in turn, provide this service to the end customer. IBC provides broadband services in selected areas through agreements entered into with some of the smaller ISPs. IBC's licenses allow the provision of broadband infrastructure services to other licenses holders as well as directly to large business customers. Bezeq, Hot, we and Partner provide transmission services to business customers over each operator's respective independent transmission network. Partner started offering internet infrastructure services over its independent fiber optic infrastructure to the private sector in 2017. We have recently started offering internet infrastructure services in residential areas in which we deployed our independent fiber optic infrastructure as a stand alone service or as part of our triple and quatro offerings.

As of September 30, 2017, internet infrastructure services were provided by Bezeq and Hot to approximately 1.12 million and 706,000 households in Israel, respectively, with an immaterial quantity by IBC. As of the first half of 2015, internet infrastructure services were provided by other operators, including us, through the landline wholesale market, using Bezeq's infrastructure. Based on Bezeq and Hot reports, at the end of September 2017, the internet infrastructure services household penetration rate was approximately 93%. We bundle this service with our internet connectivity service and also as part of our triple play offering. As of December 31, 2017, we had approximately 222,000 households subscribed to our end-to-end internet services.

Internet infrastructure service is not provided yet using Hot's infrastructure  (maximum tariffs for Hot's wholesale internet infrastructure services  - higher than those set for Bezeq's services - were published by the MOC on June 2017) and it is unclear when the service will be offered. Effective inclusion of Hot's infrastructure in the wholesale market may increase the amount of potential subscribers to our triple play and bundle offerings.

Internet connectivity access is currently provided by three major ISPs: us, Bezeq International,  Partner, and some other smaller players including Hotnet (a subsidiary of Hot) and Xfone Communications Ltd. (Xfone's controlling shareholder).

The Israeli internet connectivity market is highly competitive and saturated. As of the date of this report, there are a few dozen ISPs in Israel, though most of them do not hold significant market shares. Competition among the various players concentrates mainly on pricing.

The offering of bundles of services and the aggressive campaigns of both Bezeq and Hot offering substantially higher bandwidth for lower tariffs to end-users, resulted in a substantial decrease in internet connectivity service prices and led to increased demand for greater bandwidth, which required us to increase the capacity we purchase from Bezeq and Hot. Further, the offering of bundles of internet infrastructure and connectivity using the wholesale market increased the competition in this field, resulted in loss of some of our internet connectivity customers. Bezeq's continued breach of its obligation to market our connectivity services when proposing an internet infrastructure and connectivity bundle, had also resulted in a substantial loss of connectivity business. If competition remains at current levels and the regulatory environment remains unchanged, this trend is expected to continue to have a material adverse effect on our results of operations.

Global internet connectivity is provided by three underwater cables. The main provider, which also provides us with global internet connectivity, is TI Sparkle, and two additional underwater cables are owned by each of Tamares Telecom and the Bezeq group.

Television services

Multichannel pay-TV services are dominated by Hot (the incumbent TV provider and monopoly in this field) and YES (a subsidiary of Bezeq) with approximately 797,000 and 597,000 households, respectively, as of September 30, 2017. The multichannel pay-TV market is also highly penetrated. We successfully entered this market in December 2014, using an hybrid OTT-DTT television service, with approximately 170,000 households subscribed to our Cellcom tv services as of December 31, 2017. In June 2017 Partner launched its OTT TV solution which includes Netflix's (American internet based VOD content provider) application integration (and offering for a limited period), and in August and October 2017, respectively, Hot and Yes each launched an OTT TV low cost brand solution – branded Hot Next and Sting, respectively (Hot's OTT TV solution is also to be marketed by Rami Levy). Also, Netflix and Amazon Prime, another American internet based VOD content provider, provide their services to viewers in Israel, as complementary service to the existing competitors' content.

Under the Israeli Antitrust Commissioner's 2014 instructions, aiming to facilitate the entry of new competitors to the TV market by reducing entry barriers, preconditions for the approval of any merger in the Bezeq group were published, including the requirements that Bezeq is to generally not bill ISPs for TV related internet infrastructure services and annul and not engage in any non-original production exclusivity arrangements.

ILD services

We are a major service provider in the Israeli ILD market. As of the date of this report, there are several ILD operators in the Israeli market. Our main competitors in this market are Bezeq (through its wholly-owned subsidiary Bezeq International) and Partner (through a wholly-owned subsidiary). Additional competitors include Xfone, Telzar International Communications Services Ltd., Rami Levy, Golan and Hot, through wholly-owned subsidiaries or affiliates. At the end of September 2017, our market share in the ILD market is estimated to be approximately 25%.

The Israeli ILD market is highly competitive, and the competition in the market is based mainly on the operator's ability to offer attractive pricing and to bundle this service with additional services such as cellular services.

In recent years the use of free of charge alternative technologies such as voice-over-IP has resulted in downsizing of the telephony market, especially the ILD services revenues. This trend is expected to continue in the future at a more moderate pace.

Landline telephony

The Israeli landline telephony market has been dominated for many years by Bezeq, the incumbent landline monopoly, which held as of December 31, 2016 (according to the Ministry of Communications report) approximately 2/3 of the landline telephony market (and an even larger market share in the business landline telephony sector(. Hot, the incumbent TV monopoly, was the second entrant to this market. Other players include us, Partner's subsidiary and Bezeq International.

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

The landline wholesale market was to allow wholesale landline telephony service as of May 2015. As of the date of this report, no wholesale landline telephony services are provided. In June 2017 the Ministry of Communications allowed Bezeq not to offer wholesale landline services until July 2018  and to provide a  resale telephony service (at substantially higher tariffs) as a temporary substitute, which the MOC may decide to turn into a permanent substitute. The Ministry of Communications held a public hearing in relation to the aforementioned tariffs, to be applied retroactively after its conclusion. The resale service is not provided to date. We believe the resale alternative is not a substitute for wholesale landline services and will not result in competition in this field.

 For details, see "– Government Regulation – Fixed-line Segment – Wholesale landline market".

Other fixed-line services

Transmission and landline data services are provided by Bezeq, Hot, Partner and us. These services are provided to business customers and to telecommunications operators. During 2017 the competition in these fields of operation intensified following HOT's and Partner's offerings, and the usage of bandwidth of transmission increased.

IOT services are provided by Bezeq, Pelephone and other software integration companies and we expect that additional participants will enter this field in the future. We offer a wide range of advanced IOT services and solutions, through cooperation with leading IOT technology and services vendors. The IOT market is characterized by intense competition and includes the offerings of communications providers which offer both connectivity solutions and end-to-end solutions and large software integration companies.

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

See also “Item 3. Key Information – D. Risk Factors – We operate in a heavily regulated industry, which can harm our results of operations. Regulation in Israel has materially adversely affected our results. ”

Cellular Segment

Our Cellular license

We provide our cellular services under a non-exclusive general license granted to us by the Ministry of Communications in June 1994, which requires us to provide cellular services in the State of Israel to anyone wishing to subscribe. The license expires on January 31, 2022, but may be extended by the Ministry of Communications for successive periods of six years, provided that we have complied with the license and applicable law, have continuously invested in the improvement of our service and network and have demonstrated the ability to continue to do so in the future. The main provisions of the license are as follows:

·
the license may be modified, cancelled, conditioned or restricted by the Ministry of Communications in certain instances, including: if required to ensure the level of services we provide; if a breach of a material term of the license occurs; if any of our managers or directors is convicted of a crime of moral turpitude and continues to serve; or if we and our 10% or greater shareholders fail to maintain combined shareholders’ equity of at least $200 million; it is prohibited for any of our office holders or anyone holding more than 5% of our means of control, to hold, directly or indirectly, more than 5% of the means of control in Bezeq or another cellular operator in Israel, or to serve as an office holder of one of our competitors, subject to certain exceptions requiring the prior approval of the Ministry of Communications;

·
the direct and indirect holdings of DIC and Koor (or a transferee or transferees approved by the Ministry of Communications), in the capacity as our founding shareholders, may not fall below 26% of our means of control (with “means of control” defined for these purposes as voting rights, the right to appoint a director or general manager, the right to participate in distributions, or the right to participate in distributions upon liquidation); the direct and indirect holdings of our founding shareholders who are Israeli citizens and residents may not fall below 5% of our means of control; at least 10% of our directors must be appointed by Israeli citizens and residents from among our founding shareholders and the majority of our directors must be Israeli citizens and residents;

·	we or our office holders or a 5% or greater holder of any of our means of control may not commit an act or omission that adversely affects or limits competition in the cellular communications market;

·
it is prohibited to acquire (alone or together with relatives or with other parties who collaborate on a regular basis) or transfer our shares, directly or indirectly (including by way of creating a pledge which if foreclosed, will result in the transfer of shares), in one transaction or a series of transactions, if such acquisition or transfer will result in a holding or transfer of 10% or more of any of our means of control, or the transfer of control over our company , without the prior approval of the Ministry of Communications.  For the purpose of the license, “control” is defined as the direct or indirect ability to direct our operations whether this ability arises from our articles of association, from written or oral agreement or from holding any means of control or otherwise, other than from holding the position of director or officer;

·
we are subject to the guidelines of Israel’s General Security Services, which may include requirements that certain office holders and holders of certain other positions be Israeli citizens and residents with security clearance  and the Minister of Communications is entitled under our license to appoint a state employee with security clearance to act as an observer in all meetings of our Board of Directors and its committees. If our service is to be determined by the Israeli Government to be an “essential service”, the Prime Minister and the Ministry of Communications could impose additional limitations, including a heightened requirement of Israeli ownership of our ordinary shares;

·
we are required to have agreements with a manufacturer of cellular network equipment for the duration of its intended operating period, which must include, among other things, a know-how agreement and an agreement guaranteeing the supply of spare parts for our network equipment for a period of at least seven years; we are required to interconnect our network to other public telecommunications networks in Israel, on equal terms and without discrimination and to provide national roaming services to Golan and Hot Mobile;

·	we generally may not give preference in providing infrastructure services to a license holder that is an affiliated company over other license holders;

·
there are certain general types of payments that we may collect from our subscribers, certain procedures and requirements for charging and collecting payments, general mechanisms for setting and raising tariffs, including the basic airtime charging units and prior notifications we must provide the MOC and our customers prior to increasing tariffs and the Ministry of Communications is authorized to intervene in setting tariffs in certain instances;

·
we must maintain a minimum standard of customer service, including, among other things, operation of call centers, maintenance of a certain service level (both coverage and performance) of our network, protection of the privacy of subscribers; and certain limitations and requirements regarding the process and documentation of our marketing and sale interaction with our customers;

·	we may not transfer, pledge or encumber the license or any assets used for implementing the license without the prior approval of the Ministry of Communications;

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

·
we must maintain and follow additional requirements as to: business continuity plan and a disaster recovery plan and network sharing implementation, under which we may be accountable for violations attributed to the other sharing partners; and

·	we are required to provide the Ministry of Communications information and reports upon its request, as well as detailed annual reports regarding various aspects of our operations.

In the event that we violate the terms of our license, we may be subject to substantial penalties, including monetary sanctions under the Communications Law, the sum of which shall be calculated as a percentage of our income and based on the gravity of the breach. The maximum amount per violation that may be imposed is approximately NIS 1.6 million plus 0.225% of our annual revenue for the preceding year, subject to criteria published by the Ministry of Communications. In recent years the MOC has substantially increased its supervision activities and imposed monetary sanctions, including on us (in immaterial amounts). Substantial sanctions will harm our results of operations.  In the event that we materially violate the terms of our licenses, the Ministry of Communications has the authority to revoke them.

In January 2018, the Ministry of Communications published a hearing which aims, among other things, to set measurable parameters for telecommunications operators' call centers' response times. We estimate that the proposed changes, if adopted as proposed, would have a material adverse effect on our results of operations.

Services in Judea and Samaria

The Israeli Civil Administration in Judea and Samaria granted us a non-exclusive license for the provision of cellular services to the Israeli-populated areas in Judea and Samaria.  This license is effective until 2022. The provisions of the cellular license described above, including as to its extension, generally apply to this license.

Tariff supervision

Interconnect tariffs among landline operators, international call operators and cellular operators are subject to regulation.

We are prohibited from making any linkage between a cellular services transaction and a handset purchase transaction, including by way of offering airtime rebates or refunds for handsets, and may not charge our customers for stopping to use our services or deny them any of the benefits to which they would have been entitled had they not stopped using our services.

We are prohibited from collecting early termination fees in plans with a commitment to a predefined period, or early termination fees (excluding from customers with more than a certain amount of cellular lines or over a certain amount of monthly invoice for bundles or other services) as well as the handset's remaining installments in one payment pursuant to early termination.

In case of a disagreement as to the terms of a hosting service (including the consideration), whether for national roaming of a new MNO (currently Golan, Hot Mobile and Xfone) or hosting of an MVNO, the regulators may intervene in the terms of the agreement, including by setting the price of the service. Unfavorable terms and consideration for the hosting service, may result in material adverse effect on our results of operations. For additional details, see "– Mobile Virtual Network Operators" below.

We are obligated to pay our customers predetermined damages for each discrepancy from the customer's pricing plan remedied after the customer complained. The damages are in an insignificant amount, but may aggregate to substantial amounts if paid to numerous customers on multiple occasions.

The Minister of Communications is authorized to give instructions and to set interconnect tariffs and usage of another operator's network rates and supervised services prices, based not only on cost  plus reasonable profit, but also on the basis of comparison to other licensees, comparable services or such services or interconnect tariffs in other countries. In addition, the Minister of Communications was authorized to give instructions in relation to structural separation for the provision of different services, including between services provided to a licensee and services provided to a subscriber.

Mobile virtual network operators

A mobile virtual network operator, or MVNO, is a cellular operator that does not own its own spectrum and usually does not have its own radio network infrastructure.  Instead, MVNOs have business arrangements with existing cellular operators to use their infrastructure and network for the MVNO’s own customers. See also "– Tariff Supervision" above.

To date, the Ministry of Communications has granted approximately 20 MVNO or unified licenses (which also allow the provision of cellular services as MVNO). Three MVNOs are currently active.

Network Sharing

The Ministry of Communications set certain requirements for the approval of network sharing, including the following principles: (1) sharing of passive elements of cell sites and active sharing of antennas among all cellular operators are encouraged; (2) active sharing of radio networks using shared equipment and frequencies will be allowed only between an operator with a partial 3G network deployment and an operator with a full 3G network deployment, whereas such sharing will not be allowed for two operators with full 3G network deployment; (3) sharing of transmission from cell sites among operators sharing frequencies is generally allowed; (4) approval of active sharing of radio networks using shared equipment and frequencies shall be for a limited period, only if there are at least three independent cellular networks in Israel, and is conditioned upon certain conditions, including: (i) the obligation to allow other operators to join on terms similar to the terms granted to the sharing operator with the smallest market share; (ii) the obligation to host a MVNO without the other sharing operators' consent; (iii) the shared radio network must be operated through a joint entity held equally by the sharing operators, which entity will be required to obtain a license from the Ministry of Communications and will use the frequencies allocated to sharing operators; and (iv) the radio elements of the shared network will be held in equal parts by the sharing operators, and each of the sharing operators will have the right to use other sharing operators' passive infrastructure including following termination of the agreement.

For details regarding our network Sharing Agreements, see "– Network and Infrastructure – Cellular Segment – Network sharing agreements".

Permits for cell site construction

General

In order to provide and improve network coverage to our subscribers, we depend on cell sites located throughout Israel.  The regulation of cell site construction and operation are primarily set forth in the Israeli National Zoning Plan 36 for Communications, or the Plan, and in the Communications Law.

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

National Zoning Plan 36

The Plan includes guidelines for constructing cell sites in order to provide cellular broadcasting and reception communications coverage throughout Israel, while preventing radiation hazards and minimizing damage to the environment and landscape and sets forth the considerations that the planning and building authorities should take into account when issuing building permits for cell sites. The Plan also determines instances in which the public must be informed of requests for building permits prior to their issuance, so that they may submit objections to the construction of a site. Many local authorities have argued that a building permit issued in reliance on the Plan requires the payment of amelioration charge. Following contradicting decisions by appeal and national zoning committees, such claim awaits the Supreme Court's decision. Should the matter be decided against us, the costs of constructing a site will substantially increase.

If the Plan is amended so as to include additional restrictions and requirements on the construction and operation of cell sites, this will harm our ability to construct new cell sites, make the process of obtaining building permits for the construction and operation of cell sites more cumbersome and costly, and could adversely affect our existing network and delay the future deployment of our network.

Site licensing

We have experienced difficulties in obtaining some of the permits and consents required for the construction of cell sites, especially from local planning and building authorities. The construction of a cell site without a building permit (or applicable exemption) constitutes a violation of the Planning and Building Law, which is criminal in nature.  The Planning and Building Law contains enforcement provisions to ensure the removal of unlawful sites.  As of December 31, 2017, we were subject to five criminal and administrative legal proceedings alleging that some of our cell sites were built and have been used without the relevant permits or not in accordance with the permits. As of the same date, a small portion of our cell sites operated without building permits or applicable exemptions. Although we are continually seeking to obtain building permits for these sites, we may not be able to obtain them and in several instances we may be required to relocate these sites to alternative locations or to demolish them without any suitable alternative. In addition, we may be operating a significant number of our cell sites, in a manner which is not fully compatible with the building permits issued for them, although they are covered by permits from the Ministry of Environmental Protection in respect of their radiation level.  In some cases we will be required to relocate these cell sites to alternative locations, to reduce capacity coverage or to demolish them without any suitable alternative.

Based on advice received from our legal advisors and consistent with most court rulings on the matter and the Israeli Attorney General opinion on the matter  that the exemption from obtaining a building permit applies to cellular radio access devices, we have not requested building permits under the Planning and Building Law for rooftop radio access devices. Petitions against the Attorney General opinion and our and other operators' appeals against certain contrary decisions of the District Court against us and other operators, are awaiting the Supreme court's decision. In the course of such proceedings, the Attorney General concluded that the application of the exemption does not balance properly the different interests involved and therefore cannot continue forward. At the Attorney General's request, the Israeli Supreme Court issued in 2010 an interim order which prevents cellular operators from constructing further radio access devices in cellular networks in reliance on the exemption until the enactment of regulations setting conditions for the application of such an exemption or other decision by the court, other than the replacement of existing radio access devices under certain conditions. In 2017 a draft regulations setting procedures for making changes in existing radio access devices including replacement thereof and for the construction of a limited number of new radio access devices exempt from building permits, but requiring certain municipal procedures, was deliberated in the Israeli Parliament's Economic Committee. We cannot estimate what the final version of the regulations will be and whether they would alleviate or further burden the current procedures for making changes and constructing new radio access devices. If the regulations are enacted and final regulations include significant limitations on the ability to make changes to and construct radio access devices based on such exemption, it may adversely affect our existing networks and our networks' build-out.

Other legal proceedings relating to the exemption, including as to its application to rooftops located at the same level as a place of residence or otherwise regularly frequented, were decided against our position, and others, including as to the requirement to obtain an extraordinary usage permit in certain circumstances, are still under consideration. Other claims asserting that those cell sites and other facilities do not meet other legal requirements, continue.

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

Radio access devices do receive the required permits from the Ministry of Environmental Protection. However, the Commissioner of Environmental Radiation at the Ministry of Environmental Protection does not grant and/or renew operating permits to radio access devices, where the local planning and building committee’s engineer objected to the Company's reliance upon this exemption for radio access devices. We believe that in taking this position, the Commissioner is acting beyond his powers.

Several local planning and building authorities argue that Israeli cellular operators may not receive building permits in reliance on the current Plan, for cell sites operating in frequencies not specifically detailed in the frequencies charts attached to the Plan, although most of our and other operators' cell sites (including all 4G cell sites) operate in frequencies not specifically detailed in the Plan. In a number of cases, these authorities have refused to issue a building permit for such new cell sites, arguing that building permits for such cell sites should be sought through other processes (which are longer and cumbersome), such as an application for an extraordinary usage or under existing local specific zoning plans. Some of the frequencies to which we may be required to transfer (see " – Networks and Infrastructure – Cellular Segment – Spectrum Allocation") are not specifically detailed in the Plan. We believe that the Plan applies to all cell sites, whether or not they operate in specific frequencies.

If this approach escalates, it would have a negative impact on our ability to deploy additional cell sites, which could negatively affect the extent, quality and capacity of our network coverage and our ability to continue to market our products and services effectively.

In addition to cell sites, we provide repeaters (also known as bi-directional amplifiers) and femto-cells to subscribers seeking a solution to weak signal reception within specific indoor locations. Based on advice received from our legal advisors, we have not requested building permits under the Planning and Building Law for outdoor rooftop repeaters, which are a small part of the repeaters that have been installed. It is unclear whether other types of repeaters and femto-cells require building permits. Some repeaters and femto-cells require specific permits and we receive such permits, and others require a general permit from the Ministry of Environmental Protection in respect of their radiation level, and we ensure that each repeater functions within the parameters of the applicable general permit. Should it be established that the installation of repeaters and femto-cells requires a building permit, we will perform cost-benefit analyses to determine whether to apply for permits for new and existing repeaters and femto-cells or to remove them.

In addition, we construct and operate microwave sites as part of our transmission network. The majority of microwave sites are exempted from receiving permits from the Ministry of Environmental Protection (due to their low output) or require a general permit in respect of their radiation level. Based on advice received from our legal advisors, we have not requested building permits for such microwave facilities on rooftops. If the courts determine that building permits are necessary for the installation of these sites, it could have a negative impact on our ability to obtain environmental permits for these sites and to deploy additional microwave sites and could hinder the extent, quality and capacity of our transmission network coverage and our ability to continue to market our landline services to our business customers (based on our own infrastructure) effectively.

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

Indemnification obligations

Under the Planning and Building Law, local building and planning committees require letters of indemnification from cellular operators indemnifying the committees for possible depreciation claims against the committees, as a condition for issuing a building permit for a cell site. The limitation period within which depreciation claims may be brought under the Planning and Building Law is the later of one year from receiving a building permit under the Plan and six months from the construction of a cell site. The Minister of Interior Affairs retains the general authority to extend such period further.

To date we have provided approximately 410 indemnification letters in order to receive building permits. Local planning and building committees have sought to join cellular operators, including us, as defendants in depreciation claims made against them even though indemnification letters were not provided. We were joined as defendants in a small number of cases. We expect that we will be required to continue to provide indemnification letters as the process of deploying our cell sites continues. As a result of the requirement to provide indemnification letters, we may decide to construct new cell sites in alternative, less suitable locations, to reduce capacity coverage or not to construct them at all, which could impair the quality of our service in the affected areas.

Environmental radiation issues

Under the Non-Ionizing Radiation Law, it is prohibited to construct and operate cell sites without construction and operating permits from the Ministry of Environmental Protection. Receiving a construction permit is a precondition to receiving a building permit from the planning and building committee and receiving a building permit or an exemption therefrom is a precondition for the receipt of an operating permit.  For both permits, the applicant must present the means taken (including technological means) to limit exposure levels from each cell site or facility.

The validity of a construction permit is for a period not exceeding three months, unless otherwise extended by the Commissioner, and the validity of an operating permit is for a period of five years, subject to the submission of annual reports regarding radiation surveys of our cell sites and other facilities by third parties that were authorized to conduct such surveys by the Commissioner. These permits contain various conditions that regulate the construction and/or operating of cell sites, as the case may be.  Our cell sites routinely receive both construction and operating permits from the Commissioner within the applicable time frames. In addition, Cellular operators are required to provide the Commissioner with online, ongoing data regarding the radiation level on each of their cell sites and other facilities. We provide the Commissioner with the requested data. See "– Site licensing" above for additional details in regards to obtaining a building permit or relying on an exemption.

The Non-Ionizing Radiation Law also regulates permitted exposure levels and provisions for supervision of cell site and other facility operation and grants the Commissioner authority to issue eviction orders if a cell site or other facility operates in conflict with its permit, and it imposes criminal sanctions on a company and its directors and officers for violations of the law. Failure to comply with the Non-Ionizing Radiation Law or the terms of a permit can lead to revocation or suspension of the permit, as well as to withholding the grant of permits to additional cell sites of that operator.

Positions of the Ministries of Communications, Health and Environmental Protection published in 2012 in relation to the various aspects of the provision of 4G services in Israel, include proposed limitations on usage and deployment in order to reduce exposure to non-ionizing radiation. Such limitations were not included in later documents issued by the MOC,   allowing the provision of 4G services and awarding 4G frequencies to the cellular operators.

Any amendment to the Non-Ionizing Radiation Law and the Planning and Building Law  that will prohibit or substantially limit the grant of permits under such laws, will, among other things, limit our ability to construct new sites (and if applied to existing cell sites, it will also limit our ability to renew operating permits for many of our existing sites), will adversely affect our existing networks and networks build out, specifically in urban areas, and could adversely affect our results of operations.

Handsets

The Israeli consumer protection regulations regulate the maximum permitted level of non-ionizing radiation from handsets, according to the European and the American standards. They also require cellular operators to attach an information leaflet to each handset package that includes explanations regarding non-ionizing radiation, the maximum permitted level of non-ionizing radiation and the level of radiation of that specific model of equipment. The Radiation Regulations further require that such information also be displayed at points-of-sale, service centers and on the Internet sites of cellular operators.

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

We obtain certain approvals from the Ministry of Communications and the Office of Standards in connection with the importation of handsets.

We are required to provide a warranty during the first year and maintain spare parts for certain end user equipment purchased from us, for certain malfunctions for certain periods. We are also required to annul equipment sales in certain circumstances, at the request of the customer.

Fixed-line Segment

Our Fixed-line Licenses

Our Unified license

The establishment and operation of fixed-line communications networks, and allocation of spectrum if relevant, requires a license.

We provide landline telephone, ILD, internet connectivity and infrastructure services as well as a "network end point" services, under a non-exclusive unified license granted to our wholly owned subsidiary - Cellcom Fixed Line Communications Limited Partnership - in 2015 licenses. The license expires in 2026 but may be extended by the Ministry of Communications for successive periods of 10 years.  We have deposited a bank guarantee in the amount of NIS 2 million with the Ministry of Communications upon receiving the license. The provisions of our cellular license, including as to its extension, generally apply to the unified license, subject to certain modifications, including a 20% minimum Israeli holding requirement which can be waived by the Minister of Communications when the unified license operator is controlled by a general license holder (as was done in our case).

Services in Judea and Samaria

The Israeli Civil Administration in Judea and Samaria granted us a non-exclusive unified license for the provision of internet connectivity and infrastructure, ILD, landline and 'network end point' services to the Israeli-populated areas in Judea and Samaria. This license is effective until 2026. The provisions of the cellular license described above, including as to its extension, generally apply to this license, subject to certain modifications.

Data and transmission services

We hold a non-exclusive special license for the provision of local data communications services and high-speed transmission services only to Cellcom Fixed Line Communications Limited Partnership, effective until March 2018. We expect that we will be able to renew this license without undue burden. Data and transmission services are being provided to our customers by Cellcom Fixed Line Communications Limited Partnership. The provisions of our cellular and unified licenses described above, including as to their extension, generally apply to this license, subject to certain modifications.

Fiber-optic network

The Communication Law provides operators certain privileges in the deployment of fiber-optic cables and exempts them (including auxiliary facilities) from the requirement to obtain building permits. The deployment in a public domain is subject to advanced notification to the occupier of the land and coordination with other infrastructure owners, and on private land, the consent of the owner of the land.

In addition, operators that do not own their own nation-wide landline infrastructure may use certain physical infrastructure of Bezeq and Hot, based on the wholesale landline market, and certain wholesale obligations are applied on all landline operators, including us. See "- Wholesale landline market" below.

See also "- Cellular Segment – Permits for cell site construction - Site Licensing" above for a discussion regarding microwave sites forming a part of our transmission network.

Tariff Supervision

The Communications Law prevents us from collecting early termination fees in the ILD and the landline telephony markets (excluding from customers with over a certain amount of monthly invoice for bundles or other services) since 2011.

We may not charge our customers for stopping to use our services or deny them any of the benefits to which they would have been entitled had they not stopped using our services.

Wholesale landline market

In 2012, the Minister of Communications published a policy document regarding landline wholesale services, which mainly provided for: (1) the creation of an effective wholesale telecommunications access market in Israel, as Bezeq and Hot will allow other operators that do not own an infrastructure, to use their infrastructure in order to provide services to end users; (2) the gradual annulment of the structural separation in the Bezeq and Hot groups and its replacement with an accounting separation and change of the supervision on Bezeq retail tariffs to maximum tariffs rather than the current setting of fixed tariffs, generally depending on the development of a wholesale market and the state of competition in the market, and with relation to television broadcasting services, if there is a reasonable possibility of providing a basic package of television services through the internet by providers without a national landline infrastructure.

In 2014 and 2015 the Minister of Communications amended Bezeq's and Hot's licenses so as to include certain wholesale landline services, such as internet infrastructure services and wholesale landline telephony services (to be provided within 3-6 months from the date of that decision) and use of certain of their physical infrastructure by operators who do not own such infrastructure (as of August 2015), as well as promulgated regulations setting the maximum tariffs of the wholesale landline services to be provided by Bezeq.

In 2015, the wholesale landline market was formally launched in Israel in regards to internet infrastructure services and use of certain physical infrastructure by operators who do not own such infrastructure.

Although the wholesale market was formally applicable to Hot's infrastructure as well, Hot's infrastructure has been effectively excluded from the wholesale market, initially as the maximum tariffs for Hot's wholesale infrastructure service were not published by the MOC until June 2017 (and are higher than those set for Bezeq's service) and thereafter, due to disagreements with Hot as to the implementation of the service, which were recently resolved by the MOC. To the best of our knowledge, as of the date of this report, there were no wholesale services supplied over Hot's infrastructure. The Ministry of Communications previously announced it will not interfere with the tariffs Hot has set for its wholesale telephony service. Effective inclusion of Hot's infrastructure in the wholesale market may increase the potential subscribers to our triple play and bundle offerings.

In June 2017, the Ministry of Communications published regulations setting Bezeq's resale telephony service to be provided by Bezeq as of July 2017, as a temporary 14 month alternative for wholesale landline telephony service. In addition, the Ministry of Communications resolved that Bezeq's obligation to offer wholesale telephony service will be postponed until the lapse of said resale telephony service period. The resolution further notes that the Ministry of Communications will consider the resale telephony service as a permanent replacement of the telephony wholesale service. The tariffs set for the resale telephony service are substantially higher than those set for Bezeq's telephony wholesale service. The Ministry of Communications is holding a public hearing in relation to the aforementioned tariffs, to be applied retroactively after its conclusion. We believe that a resale telephony service is not a viable alternative and that its adoption will harm the competition in the landline market and have therefore objected to its adoption.

A hearing published by the MOC in 2014, which was further elaborated in 2017, proposing a method of inspecting whether Bezeq and Hot reduce their retail tariffs and thereby reduce the difference between the wholesale and retail tariffs ("margin squeeze") for certain landline services, aiming at reducing the profit of operators who do not own landline infrastructure and preventing their operation in the market, has not been concluded yet by the MOC.

An amendment to the Communications Law applies certain wholesale obligations on all landline operators, including us, and requiring all landline operators to grant all other landline operators access to their passive infrastructure (except IBC's passive infrastructure), the terms of which (with the exclusion of Bezeq and Hot, whose terms are set by the regulator) will be negotiated by the parties. For details of the Minister of Communications' authority to give instructions and set usage of another operator's network rates, see "–Government Regulation – Cellular Segment - Tariff supervision" above.

OTT TV

Television services over the Internet are currently not subject to specific regulation in Israel.

In June 2016, a committee for the regulation of broadcasting nominated by the Ministry of Communications, published its final recommendations, including:  (1) classification of the audio visual providers in the market (defined as a provider that mainly directs its content to the Israeli public through any electronic means (technological neutrality)) into three categories and determination of the regulation applied to each class as follows: (i) a "small audio visual provider" (i.e. holds more than 10% revenues market share) shall be subject to narrow regulation involving a mandatory license that shall include certain limitations, such as, in relation to content, cross ownership and a choice of financing between subscription fees or advertisements; (ii) a "small and stable audio visual provider" (i.e. holds more than 10% revenues market share for 3 consecutive years) shall be subject to the said narrow regulation in addition to a wide regulation which shall include mandatory investments in original Israeli content financing; (iii) a "material provider" (i.e. holds more than 20% revenues market share) shall be subject to the said narrow and wide regulation and (iv) an audio visual provider who holds less than 10% revenues market share shall be allowed to adopt a self-regulation; (2) setting a "must sell" obligation in regards to certain sport channels and sport leagues and Israeli original content productions (the latter after 3 years from initial broadcasting) to audio visual providers which hold a license and are subject to at least the narrow regulation to purchase; (3) changes to the basic narrow package HOT and YES must offer; and (4) regulation of advertising and commercial content.

In March 2017, the Ministry of Communications adopted most of the above recommendations. The implementation of such or other recommendations is subject to the adoption thereof by legislation. If the legislation adopted requires us to make additional investments or impose unfavorable regulation on our OTT TV service, or apply such regulation to us and not to other OTT TV providers, or usage of the DTT infrastructure, it may adversely affect our OTT TV business.

In December 2016, the Israeli Arrangements Law for2017-2018 amended the applicable law's provisions regarding the operation of the DTT infrastructure (currently operated by a statutory television authority), requiring the state to hold a tender for the operation of the DTT infrastructure, in which Bezeq, Hot and the existing commercial channels will not be permitted to participate, and setting a mandatory internet based broadcasting of DTT channels in the future.

As of November 2017, the regulator allowed three TV commercial channels to broadcast their content in high definition over the internet and to Hot and Yes but not over the DTT broadcasting system. As a result, our TV customers and other DTT customers in Israel cannot obtain these three specific channels in HD (but rather in standard definition). We believe this decision is discriminatory and unreasonable and have filed a petition against this decision with Israel's High Court of Justice.

See also "– Competition – Fixed-line Segment – Television services" above.

 Securities administrative enforcement

Under the Israeli Securities Law, certain violations of certain securities and securities-related laws supervised by the Israeli Securities Authority, or ISA, may be enforced through administrative measures. The ISA may impose various civil enforcement measures, including financial sanctions, payment to the injured party, prohibition of the violator from serving as an officer or a director for a specified period of time, annulment or suspension of licenses, approvals and permits granted under such laws and agreed settlement mechanism as an alternative to a criminal or administrative proceeding. In case of a violation by a corporation, vicarious responsibility could be attributed to the chief executive officer in some cases, unless certain conditions have been met, including the adoption and implementation of procedures for the prevention of the violation. We adopted such procedures for the prevention of violations. In recent years, the Israeli Securities Law Administrative Enforcement Committee, significant monetary sanctions, ranging up to several million NIS in individual cases, have been imposed on several publicly traded companies and their affiliates for breach of the provisions of the Israeli Securities Law.

Contributing to the Community and Protecting the Environment

We and our employees have been contributing to the community since our inception. We consider contribution to the community in Israel an important component of our business vision and believe we have a responsibility toward the Israeli community, as we acknowledge that business leadership goes hand in hand with social leadership.

During 2017, 20% of our employees participated in volunteering activities in the community. Since 2016, we partnered with an association supporting ALS patients and family members in various voluntary activities, including our employees' participation in a fundraising race for ALS patients and donation  in said race, the donation of a service workshop to the ALS association social workers and employees regarding the importance of service and provision of excellent service and familiarizing ALS patients with mitigating advanced technologies.

We are aware of the importance of environmental protection. We seek to operate responsibly to continuously reduce negative impacts on the environment and the landscape, aiming at a better environmental performance than required by local law. We dedicate personnel, funds and technologies to reduce our ecological footprint , through activities such as efficient deployment of infrastructure subject to the applicable standards, recycling of electronic components and packages, reduction of paper usage by managed printing, reduction of pollutants' emissions and energy usage, collection of used batteries, provision of a monthly bill and other correspondence  to our subscribers via e-mail or SMS, transfer to usage of environment friendly raw materials and separation between different types of waste in our repair services and purchasing of electricity produced by a private natural gas based power station.

C.            ORGANIZATIONAL STRUCTURE

Our largest shareholder, Koor, is a wholly-owned subsidiary of DIC.  DIC is a public Israeli company traded on the Tel Aviv Stock Exchange, one of Israel's largest business groups. See the footnote to the table under “Item 7.A – Major Shareholders” for information on the holdings in DIC.

We and Cellcom Fixed Line Communications Limited Partnership (into which the operations of 013 Netvision were transferred in 2017 (See "- Government Regulations - Fixed-line Segment - Our Fixed-line Licenses - Our Unified licenses"), are incorporated in Israel. As of such transfer Cellcom Fixed Line Communications Limited Partnership is our only significant subsidiary.

D.            PROPERTY, PLANT AND EQUIPMENT

Headquarters

In 2003, we entered into an agreement for the lease of our headquarters in Netanya, Israel. The leased property covers approximately 57,800 square meters, of which approximately 26,000 square meters consist of underground parking lots.  The lease is in effect until December, 2022 and is renewable for two additional periods of five years each, upon our notice. As of 2015, we started subleasing part of the property, which currently amounts to a quarter of our headquarters to several sub-lessees for a period of up to five years, following the reduction in headcount in our headquarters. The sub-lessees have options to renew the lease for additional periods.

Netanya Property

In 2010, we entered into a lease agreement for our techno-logistic center, in Netanya, Israel.  The leased property covers approximately 11,000 square meters.  The lease is for a term of ten years from August 2011 and is renewable for an additional period of 5 years, at our option. In case we do not exercise the option we shall be required to pay approximately NIS 11 million. As of 2015, we started subleasing part of the property, which currently amounts to approximately 6,100 square meters of the leased property, for a period of five to six years. The sub-lessees have an option to renew the leases for an additional period subject to certain conditions.

Haifa and Rosh-Ha’ayin Properties

We lease a property in Haifa and a property in Rosh-Ha'ayin. We use these properties for offices, for call centers, for network servers and for equipment storage. The Haifa lease covers approximately 8,900 square meters, is in effect until December 2019, may be terminated by us in December 2018 subject to prior notice, and is renewable for three additional periods of two years each, upon our notice. The Rosh-Ha'ayin lease covers approximately 3,300 square meters, is in effect until December 2019 and is renewable for four additional periods of two years each, upon our notice. We sublease part of the property in Rosh-Ha'ayin to our wholly-owned dealer and another subsidiary.

Electricity

In December 2010, we entered into an agreement with Ramat Negev Energy Ltd., which constructed a private power plant fueled by natural gas in Israel, and we commenced purchasing a portion of our electricity from it in 2014. Under the agreement, we committed to purchase electricity for the earlier of a period of 15 years from commencement of operations of the power plant or until January 2028, subject to our right to terminate the agreement after six years from the commencement of operations of the power plant under certain conditions.

Service Centers, Points of Sale and Cell Sites

As of December 31, 2017, we leased 78 service centers, points of sale and other facilities (including those operated by our wholly-owned dealer), which are used for sales and customer service. Such lease agreements are generally for periods of two to three years, with extension options that vary by location.

In addition, we lease from various parties, including the Israeli Land Authority, or ILA, municipalities and private entities sites for the establishment, maintenance and operation of cell sites for our cellular network. The duration of these lease agreements are generally for two to five years, with an option to extend the lease for successive similar periods and exit windows that enable us to terminate the agreement prior to its scheduled expiration. In some of the agreements, the lessor is entitled to terminate the agreement at any time without cause, subject to prior notice. Based on our past experience, we encounter difficulties in extending the term of approximately 5% of the lease agreements for cell sites, which at times results in our having to pay higher rent in order to remain in the same locations or to find alternative sites. This may aggravate given our network sharing agreements.

In addition, we lease a number of points of presence in Israel that are used for equipment and servers storage  and other communications equipment for the provision of landline services, and storage space for our servers and equipment in New York City, London and Frankfurt.

Authorization Agreement with Land Regulatory Authorities

In June 2013, we renewed an authorization agreement with the ILA  that authorizes us to use lands managed by the ILA for the establishment and operation of cell sites. The authorization agreement is effective until 2019. The authorization agreement provides that subject to the receipt of approval from the ILA, we will be entitled to establish and operate cell sites on the lands leased to third parties throughout the agreement’s term. We undertook to vacate at the end of the agreement’s term all facilities installed in the authorized area unless the authorization period is extended. Under the authorization agreement, the ILA is entitled to revoke authorizations granted to us in certain circumstances.

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

A.             OPERATING RESULTS

Overview

General

We are the largest provider of cellular communications services in Israel with approximately 2.817 million cellular subscribers as of December 31, 2017, with an estimated market share of 26.3%, as well as a major internet connectivity and ILD services supplier. In 2014 and 2015 we entered the TV and internet infrastructure markets (the latter through the landline wholesale market), respectively.

 We earn revenues and generate our primary sources of cash by offering a broad range of communications services, including cellular, Internet services (connectivity and infrastructure), tv services and fixed-line telephony services (inland and international).

As of 2016, as a result of business and regulatory changes, as well as the Group’s entry into new fields of operation in the fixed-line market, the Group’s management attention in general and its chief operating decision maker's attention in particular, have shifted to focus on two main fields of operations, “Cellular” and “Fixed-line.” Accordingly we adjusted our operating segments for reporting prior periods as of January 1, 2014, on a retroactive basis.

Our cellular segment’s services include basic cellular communications services and data transfer, download and upload, as well as text and multimedia messaging services and advanced cellular content services, which we provide through our 2G and 3G networks, covering substantially all of the populated territory of Israel, and our 4G network covering most of the population of Israel. We also provide international roaming services to our subscribers in 180 countries as of December 31, 2017 as well as to subscribers of foreign networks visiting Israel. We offer our subscribers a wide selection of handsets of various leading global manufacturers as well as extended warranty services on most handsets we offer. A significant portion of our revenues is derived from our network sharing agreement with Golan.

Our fixed-line segment’s services include landline telephony services, internet infrastructure (since May 2015, through the landline wholesale market) and connectivity services (ISP), television services (since December 2014) (OTT TV), transmission services, international calling services (ILD) and end user fixed-line equipment.

We sell our various services on a stand-alone basis or bundled with certain other services offered by us, including a triple play bundle of end-to-end internet service, landline telephony and TV services and a quatro bundle which includes the triple offering plus cellular services.

Our management evaluates our performance through focusing on our key performance indicators, which include among others: cellular subscribers and average revenue per user of cellular or ARPU  and internet and TV subscribers (households),  EBITDA (as defined in “Results of Operations”), EBITDA as percentage of revenues, operating income, net income, cash flow from operating activities, Free Cash Flow*, number of cellular, internet and OTT TV subscribers or households (both standalone and as a part of a bundle), subscriber churn rate, handset sales and profitability and Net Promoter Score, or NPS, (indicating our subscribers’ satisfaction with our services). These key performance indicators are primarily affected by the competitive and regulatory landscape in which we operate and our ability to adapt to the challenges posed.

*Free Cash Flow is a non-IFRS measures. Free Cash Flow is defined as (a) the net cash provided by operating activities minus (b) the net cash used in investing activities, excluding (i) short-term investments in tradable debentures and deposits and (ii) proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits.

We intend to drive revenue primarily by: maximizing the benefits of our position as a leading Israeli telecommunications group; offering our customers full and comprehensive mobile and wireline solutions and bundles of services (including triple/quatro play) and enhancing our competitive capabilities; retaining our existing subscribers and attracting new subscribers; offering new services that are synergetic to our core businesses like IOT and cyber services and growing wireline service revenues. Entering a new and penetrated market may require substantial investment and additional expenses. We intend to continue our efforts to optimize our costs by implementing further efficiency measures and reducing our expenses, including through the network sharing and hosting agreements we entered into with Golan and Xfone and by expanding our independent deployment of fiber-optic infrastructure into residential areas and advancing potential cooperation with Partner and investment in IBC in connection therewith, as they are expected to allow us to reduce our current landline wholesale payments to Bezeq, and adjusting our operations to the changing market conditions. We cannot guarantee the success of these measures. For details of our Sharing Agreements, see "Item 4. Information on the Company –B. Business Overview – Network and Infrastructure – Cellular Segment – Network sharing agreements". For details of our fiber-optic network expansion activity see" Item 4. Information on the Company – B. Business Overview – Networks and Infrastructure – Fixed-line Segment – Fixed-line infrastructure."

In February 2015, we entered into a collective employment agreement with the Company's employees' representatives and the Histadrut for a term of three years (2015-2017). We are negotiating the renewal of the agreement. In March 2018, the Histradrut announced a labor dispute at the Company. See also "Item 3. Key Information – D. Risk Factors – Risks Related to our Business – The unionizing of our employees may impede necessary organizational and personnel changes, result in increased costs or disruption to our operation."

The Israeli telecommunications market is currently dominated by four communications groups: Bezeq, Hot, Partner- and Cellcom, with the first two having a full landline infrastructure.

The communications market is primarily regulated by the Ministry of Communications. Regulatory changes have had material adverse effects on our results of operations in recent years, including by facilitating the entry of additional competitors into the cellular market which dramatically increased competition. Recent consumer related amendments to our licenses had a material adverse effect on our results of operations in the fourth quarter of 2017. Such and other future amendments, if implemented, may continue to materially adversely affect our results of operations, should we not succeed to mitigate such effects. See “Item 4. Information on the Company – B. Business Overview – Government Regulations.”  While our pricing is not generally regulated, certain of our rates and pricing mechanisms are subject to regulation. See "Item 4. Information on the Company – B. Business Overview – Government Regulations – Cellular Segment – Tariff Supervision" and "– Fixed-line Segment – Tariff Supervision."

Competition may increase further if current trends continue,  if the landline wholesale market, launched in 2015, is ineffective; if the structural separation imposed on the Bezeq and Hot groups or Bezeq's tariffs supervision is annulled or further relaxed or other unfavorable regulatory changes relating to the Bezeq and Hot groups are effected; if new competitors enter the communications markets, or if we do not procure or deploy a widespread landline infrastructure or enter into cooperation to use such infrastructure with an operator which owns such infrastructure. We have continually implemented aggressive efficiency measures in order to mitigate those adverse effects, which included voluntary retirement plans for employees. We intend to continue to implement changes in order to continue our efforts to mitigate the adverse effects of the increased competition in many areas in which we operate. We cannot guarantee the success of these measures. Moreover, unionization of our employees may impede the execution of such measures. See "Item 3. Key Information – D. Risk Factors – Risks Related to our Business - We face intense competition in all aspects of our business" and "-The unionizing of our employees may impede necessary organizational and personnel changes,  result in increased costs or disruption to our operation", and "Item 4. Information on the Company - B. Business Overview – Competition" for additional details.

The construction and operation of our cell sites and other transmission facilities are highly regulated and require us to obtain various consents and permits. See “Item 4. Information on the Company – B. Business Overview - Government Regulations – Cellular segment – Permits for Cell Site Construction.” We have experienced difficulties in obtaining some of these consents and permits and our ability to rely on an exemption from obtaining a building permit was severely limited. Also, we may be operating a significant number of our cell sites in a manner not fully compatible with the building permits issued for them. Additional restrictions on the construction and operation of cell sites and other facilities may be enacted or we may be required to demolish or relocate these cell sites and facilities, which may adversely affect our existing networks and networks build out, specifically in urban areas, may prevent us from meeting our license requirements and could adversely affect our results of operations.

Our profitability is also affected by other factors, including changes in our cost of revenues and selling, marketing, general and administrative expenses, including depreciation and financing expenses.

Our results are also impacted by currency fluctuations.  While substantially all of our revenues are denominated in NIS, for 2017, approximately16 % of cash outflow was denominated in, or linked to, other currencies, mainly U.S. dollars. Changes to the Israeli CPI, may also impact our results as our debentures (excluding Series G, I and K) and some of our expenses are linked to the Israeli CPI.  Any devaluation of the NIS against the U.S. dollar or other foreign currencies will therefore increase the NIS cost of our expenses that are not denominated in NIS or are linked to those currencies and any increase in the Israeli CPI will increase the financial expenses associated with our debentures. We enter into derivative instruments to mitigate the effect of the various market risks associated with these expenses.  See “Item 11 – Quantitative and Qualitative Disclosures About Market Risk.”

Further, we have incurred significant debt by issuing debentures and receiving loans, the aggregate outstanding principal amount of which as of December 31, 2017 was NIS 3,440 million and in January 2018 we issued additional debentures in an amount of approximately NIS 401 million. See “ – Liquidity and Capital Resources– Debt Service” and "-Other Credit Facilities”.

Our dividend policy targets a distribution of at least 75% of our annual net income on a quarterly basis. In respect of 2015, 2016 and 2017, our board of directors chose not to declare dividends given the intensified competition and its adverse effect on our results of operations and in order to strengthen our balance sheet. We undertook limitations on our dividend distributions in connection to the issuance of our F through L debentures and other credit facilities. See “Item 8. Financial Information – A. Statements and Other Financial Information - Dividend Policy” and “- B. Liquidity and Capital Resources- Dividend payments” and "– Debt Service" and "– Other Credit Facilities".

As of the first quarter of 2017, we apply International Financial Reporting Standard (IFRS 15) following early adoption thereof, and capitalize part of the salaries expenses and commissions related to customer acquisition costs. The application of this standard had a material positive effect on the Company's financial results for 2017. The standard was applied using the cumulative effect approach as from the initial date of application. For additional details see note 2-F to our financial statements, included elsewhere in this report.

Revenues

We derive our revenues in the cellular segment primarily from the sale of cellular network services (such as airtime and data surfing), including content and value added services, roaming services as well as revenues derived from network sharing and hosting services, handset sale and handset repair services. Roaming services include roaming charges that we bill to our subscribers for the use of the networks of our roaming partners outside Israel, to which we refer as outbound roaming, and charges that we bill to our roaming partners whose subscribers use our network, to which we refer as inbound roaming.  originating calls on our network and from interconnect revenues from other operators for calls terminating on our network.

Our revenues in the fixed-line segment are derived from the sale of fixed-line communications services which include: internet infrastructure (through the landline wholesale market, since February 2015) and connectivity services, OTT TV services (since December 2014), transmission services, provided to other operators and to Golan according to our network sharing agreement, international calling services (ILD), landline telephony services, operator services and teleconferencing services and equipment sales that are related to this segment.

Our revenues from cellular services are usually affected by seasonality with the third quarter of the year characterized by higher roaming revenues due to increased incoming and outgoing tourism. Equipment sales of the fixed-line segment are usually higher in the fourth quarter.

Cost of revenues

The principal components of our cost of revenues are the purchase of equipment, interconnect fees, content cost, cell site leasing costs, salaries, transmission services cost, internet connectivity services cost, purchase of call minutes related mainly to international calling services, outbound roaming services fees and cost of Internet infrastructure. Our cost of revenues also includes depreciation of the cost of our network equipment, tv set-top boxes, amortization of our spectrum licenses and rights of use of communications lines. As of April 1, 2017, our cost of revenues were decreased as a result of Golan's participation in operating costs according to the Network Sharing Agreement with Golan. See “– Application of Critical Accounting Policies and Use of Estimates Long-lived assets ‑ depreciation.”

Selling and marketing expenses

Selling and marketing expenses consist primarily of sales force salaries and dealers' commissions, advertising, public relations and promotional expenses. We compensate our sales force through salaries and incentives. Since the first quarter of 2017 part of our customer acquisition costs (salaries and dealers commissions) are capitalized as a result of the early adoption of a new International Financial Reporting Standard (IFRS 15). Our selling and marketing expenses also include depreciation, mainly of leasehold improvements and equipment in our service centers and points of sales, and amortization of intangible assets related to the acquisition of subsidiaries.

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

Other income and expenses

Other income and expenses consist primarily of gain from the sale of a subsidiary in 2017, expenses related to employee retirement plan (in 2015 and 2016) and capital gains or losses from sale of property, plant and equipment.

Financing income and expenses

Financing income and expenses consist primarily of interest expense on long-term loans and interest on our debentures and other credit facilities, the interest income component of handset long-term installment sales, the effects of fluctuations in currency exchange rates, Israeli CPI adjustments related to the Israeli CPI-linked debentures, and income or losses relating to financial derivative instruments that do not qualify for hedge accounting according to IFRS. Financing income and expenses also include interest income on deposits, discount amortization associated with our debentures, and gains and losses from our current investment in tradable securities.

Income Tax

Generally, Israeli companies were subject to corporate tax on their taxable income at the rate of 26.5% for the 2015 tax year, 25% for the 2016 tax year and 24% for the 2017 tax year.  The corporate tax rate will be 23% for the tax years of 2018 and onward.

Israeli companies are subject to capital gains tax at the corporate tax rate. A deferred tax asset or liability is created for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Results of Operations - Comparison of 2015, 2016 and 2017

The following table sets forth key performance indicators for the periods indicated:

	Year Ended December 31,			Change*
	2015	2016	2017	2016 vs. 2015	2017 vs. 2016
Cellular subscribers at end of period(1) (in thousands)	2,835	2,801	2,817	(1.2)%	0.6%
Internet-customers (households) (end of period) (in thousands) (2)	95	156	222	71.6%	35.0%
TV - households (end of period) (in thousands) (2)	63	111	170	76.2%	53.2%
Churn rate of cellular subscribers(1)(3)	42%	42%	46%	-	-
Average monthly revenue per cellular subscriber (ARPU) (1)(4) (in NIS)	65	63	57	(3.1)%	(9.5)%
Operating income (in NIS millions)	310	310	297	-	-
Net income (in NIS millions)	97	150	113	54.6%	(24.7)%
EBITDA(5) (in NIS millions)	872	858	853	(1.6)%	(0.6)%
Operating income margin(6)	7.4%	7.7%	7.6%	0.3pp	-
EBITDA margin(7)	20.9%	21.3%	22.0%	0.4pp	0.7pp

*	pp denotes percentage points and this measure of change is calculated by subtracting the 2015 measure from the 2016 measure and the 2017 measure from the 2016 measure, respectively.

(1)
Cellular subscriber data refers to active subscribers. We use a six-month method of calculating our cellular subscriber base, which means that we deduct subscribers from our subscriber base after six months of no revenue generation and activity on our network and no data usage or less than NIS 1 of accumulated revenues from M2M (machine to machine) subscribers. We add a prepaid subscriber to our subscribers base only upon charging a prepaid card and remove them from our subscribers base after six months of generating no revenue. The six-month method is, to the best of our knowledge, consistent with the methodology used by other cellular providers in Israel.

(2)
TV and Internet customers (households) refer to active subscribers. Internet households receive end-to-end internet service, including infrastructure (based on the wholesale landline market) and connectivity services.

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

(4)
Average monthly revenue per cellular subscriber (ARPU) is calculated by dividing revenues from cellular services for the period by the average number of cellular subscribers during the period and by dividing the result by the number of months in the period.  Revenues from inbound roaming services and hosting and network sharing services are included even though the number of subscribers in the equation does not include the users of those roaming, hosting and network sharing services. Inbound roaming services, hosting and network sharing services are included because ARPU is meant to capture all service revenues generated by a cellular network. Revenues from sales of Subscription Repair Services are included because they represent recurring revenues generated by subscribers, but revenues from sales of handsets (which for purposes of this report may include other types of cellular end user equipment, such as tablets), Random Repair Services, and other services are not. We and industry analysts, treat ARPU as a key performance indicator of a cellular operator because it is the closest meaningful measure of the contribution to service revenues made by an average subscriber.

We have set out below the calculation of cellular ARPU for each of the periods presented:

	Year Ended December 31,
	2015	2016	2017
	(In NIS millions, except number of subscribers and months)

Revenues	4,180	4,027	3,871
less revenues from equipment sales	1,048	994	952
less other revenues not in ARPU*	869	881	949

Revenues used in ARPU calculation (in NIS millions)	2,263	2,152	1,971

Average number of subscribers	2,898,987	2,832,407	2,797,341
Months during period	12	12	12
ARPU (in NIS, per month)	65	63	57

*	Other revenues include revenues from other communications services, mainly fixed-line revenues and repair services.

(5)
EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net (excluding gain from the sale of a subsidiary and expense related to employee retirement plans); income tax; depreciation and amortization; and share based payments. We present EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our significant debt), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with fixed assets. EBITDA should not be considered in isolation or as a substitute for operating income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of our profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this annual report, may not be comparable to similarly titled measures reported by other companies due to differences in the way these measures are calculated.

The following is a reconciliation of EBITDA with net income and operating income:

	Year Ended December 31,
	2015	2016	2017
	(In NIS millions)
Net income	97	150	113
Financing expenses, net	177	150	144
Taxes on income	36	10	40
Operating income	310	310	297
Other expenses (income), net (excluding gain from the sale of a subsidiary and expense related to employee retirement plans)	(3)	8	(1)
Depreciation and amortization	562	534	555
Share based payments	3	6	2
EBITDA	872	858	853

(6)	Operating income margin is defined as operating income as a percentage of total revenues for each of the applicable periods.

(7)	EBITDA margin is defined as EBITDA as a percentage of total revenues for each of the applicable periods.

The following table sets forth our consolidated statements of income as a percentage of total revenues from operations for the periods indicated:

	Year Ended December 31,
	2015	2016	2017
Revenues	100.0%	100.0%	100.0%
Cost of revenues	66.1%	67.1%	69.2%
Gross profit	33.9%	32.9%	30.8%
Selling and marketing expenses	14.8%	14.3%	12.4%
General and administrative expenses	11.1%	10.4%	11.0%
Other (income) expenses, net	0.5%	0.5%	0.2%
Operating income	7.4%	7.7%	7.6%
Financing expenses, net	4.2%	3.7%	3.7%
Income before income tax	3.2%	4.0%	3.9%
Income tax	0.9%	0.3%	1.0%
Net income	2.3%	3.7%	2.9%

Revenues

	Year Ended December 31,			Change
	2015	2016	2017	2016 vs. 2015	2017 vs. 2016
	(In NIS millions)
Revenues	4,180	4,027	3,871	(3.7)%	(3.9)%

The decrease in revenues in 2017 compared with 2016 is attributable to a 3.8% decrease in service revenues, driven by a decrease in the cellular segment's service revenues and a 4.2% decrease in equipment revenues. The decrease in service revenues was partially offset by an increase in revenues from the fixed-line segment in the Internet and TV fields.

The decrease in revenues in 2016 compared with 2015 is attributable to a 3.2% decrease in service revenues, driven by a decrease in the cellular segment's service revenues and a 5.2% decrease in equipment revenues. The decrease in service revenues was partially offset by an increase in revenues from the fixed-line segment in the Internet and TV fields.

The following table sets forth the breakdown of our revenues for the periods indicated based on the various sources thereof:

	2015		2016		2017
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(in NIS millions)		(in NIS millions)		(in NIS millions)
Service revenues:
Cellular services	2,121	50.7%	2,025	50.3%	1,777	45.9%
Fixed-line communications
services*	866	20.7%	871	21.6%	1,004	25.9%

Other services**	145	3.5%	137	3.4%	138	3.6%
Total service revenues	3,132	74.9%	3,033	75.3%	2,919	75.4%
Equipment revenues	1,048	25.1%	994	24.7%	952	24.6%
Total revenues	4,180	100.0%	4,027	100.0%	3,871	100.0%

*	Consists of international calling services, landline telephony services, transmission services, hubbing services, internet services (ISP and internet infrastructure services) and TV services.

**	Consists of repair services fees.

During 2017, service revenues (comprising 75.4% of total revenues) decreased 3.8%, compared with 2016. This decrease in service revenues resulted mainly from a 12.2% decrease in cellular service revenues resulting mainly from the ongoing erosion in the prices of these services and from the difference between the national roaming services revenues in 2016 and the revenues for rights of use in cellular networks according to the network sharing agreement with Golan. The decrease was partially offset by a 15.3% increase in the fixed-line service revenues resulting mainly from an increase in revenues from TV and internet services, as well as from fixed-line communications services provided according to the network sharing agreement with Golan which came into force as of the beginning of the second quarter of 2017.

During 2016, service revenues (comprising 75.3% of total revenues) decreased 3.2%, compared with 2015. This decrease in service revenues resulted mainly from a 4.5% decrease in revenues from cellular services due to the ongoing price erosion of those services and a decrease in subscriber base resulting from the intensified competition in the cellular market.

Fixed-line service revenues totaled NIS 1,004 million in 2017 compared to NIS 871 million in 2016. This increase resulted mainly from an increase in revenues from TV and internet services, as well as of fixed-line communications services provided according to the network sharing agreement with Golan, which was partially offset as a result of the deconsolidation of Internet Rimon Israel 2009 Ltd. (our indirect subsidiary), or Internet Rimon, following the sale of the Group's holdings in Internet Rimon in the second quarter of 2017.

Fixed-line service revenues totaled NIS 871 million in 2016 compared to NIS 866 million in 2015. This increase in fixed-line service revenues resulted mainly from an increase in revenues from Internet and TV fields. Such increase was partially offset by a decrease in revenues from long distance calls.

During 2017, revenues from other services totaled NIS 138 million compared with a total of NIS 137 million in 2016.

During 2016, revenues from other services decreased 5.5%, compared with 2015. This decrease resulted from a decrease in repair services.

During 2017, equipment revenues (comprising 24.6% of total revenues) decreased 4.2%, compared with 2016. This decrease resulted mainly from a decrease in the quantity of cellular segment end user equipment sold during 2017 as compared to 2016. This decrease was partially offset by an increase in end user equipment sales in the fixed-line segment.

During 2016, equipment revenues (comprising 24.7% of total revenues) decreased 5.1%, compared with 2015. This decrease resulted mainly from a decrease in the quantity of cellular segment end user equipment sold during 2016 as compared to 2015. This decrease was partially offset by an increase in end user equipment sales in the fixed-line segment.

The following table sets forth the breakdown of our revenues for the periods indicated based on the types of subscribers:

	2015		2016		2017
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(in NIS millions)		(in NIS millions)		(in NIS millions)
Individual	3,000	71.8%	2,832	70.3%	2,702	69.8%
Business	1,011	24.2%	971	24.1%	992	25.6%
Other*	169	4.0%	224	5.6%	177	4.6%
Total	4,180	100.0%	4,027	100.0%	3,871	100.0%

*	Mainly consists of revenues from inbound roaming services, hosting services and network sharing services.

A breakdown of revenues according to types of subscribers (individual and business) during 2017 compared with 2016, shows a 4.6% decrease in revenues attributable to individual subscribers and a 2.2% increase in revenues attributable to business subscribers. The decrease in the revenues attributable to individual subscribers resulted mainly from the ongoing erosion in the price of cellular services, resulting from the intensified competition in the cellular market. The increase in revenues attributable to the business subscribers resulted mainly from an increase in equipment revenues from that subscriber base.

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

The following table sets forth the breakdown of our revenues for the periods indicated based on the types of subscription plans:

	2015		2016		2017
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(in NIS millions)		(in NIS millions)		(in NIS millions)
Pre-paid	251	6.0%	207	5.1%	195	5.0%
Post-paid	3,760	90.0%	3,596	89.3%	3,499	90.4%
Other*	169	4.0%	224	5.6%	177	4.6%
Total	4,180	100.0%	4,027	100.0%	3,871	100.0%

* Mainly consists of revenues from inbound roaming services, hosting services and network sharing services.

A breakdown of revenues according to types of subscription plans (pre-paid and post-paid) during 2017 compared with 2016, shows a 2.8% decrease in revenues attributable to post-paid subscribers and a 5.8% decrease in revenues attributable to pre-paid subscribers. The decrease in revenues attributable to post-paid subscribers was primarily the result of the ongoing erosion in the price of cellular services, resulting from the intensified competition in the cellular market. The decrease in revenues attributable to pre-paid subscribers resulted mainly from increased churn of pre-paid cellular subscribers, as well as from the ongoing price erosion.

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

Fixed-line Segment – this segment includes landline telephony services, internet infrastructure and connectivity services (ISP), television services, transmission services landline equipment and supplemental services.

These segments are managed separately for the purposes of allocating resources and assessing performance.

We started presenting our operations in these two segments as of January 1, 2016 and adjusted our operating segment reporting for 2015 and 2014 on a retroactive basis; therefore, the segment reporting for those periods reflects the new reporting format.

We measure revenues on an operating segment basis. The following is a discussion of our revenues for our two operating segments:

	Year Ended December 31,			Change
	2015	2016	2017	2016 vs. 2015	2017 vs. 2016
	(In NIS millions)
Cellular service revenues	2,273	2,162	1,929	(4.9)%	(10.8)%
Cellular equipment revenues	930	836	770	(10.1)%	(7.9)%
Total cellular revenues	3,203	2,998	2,699	(6.4)%	(10.0)%
Fixed-line service revenues	1,063	1,071	1,166	0.8%	8.9%
Fixed-line equipment revenues	118	158	182	33.9%	15.2%
Total Fixed-line revenues	1,181	1,229	1,348	4.1%	9.7%
Consolidation adjustments	(204)	(200)	(176)	(2.0)%	(12)%
Consolidated revenues	4,180	4,027	3,871	(3.7)%	(3.9)%

Cellular Segment

Revenues from the cellular segment in 2017 totaled NIS 2,699 million (including inter-segment revenues), compared to NIS 2,998 million in 2016. The decrease was primarily due to a decline in service revenues of 10.8% resulting mainly from the ongoing erosion in the price of these services and from the difference between the national roaming services revenues in 2016 and the revenues for rights of use in cellular networks according to the network sharing agreement with Golan which came into force as of the beginning of the second quarter of 2017 and a decrease in cellular equipment revenues of 7.9% compared to 2016.

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

Fixed-line Segment

Revenues for the fixed-line segment (including inter-segment revenues) in 2017 totaled NIS 1,348 million, compared to NIS 1,229 million in 2016. This increase resulted mainly from an increase in revenues from TV and internet services, as well as of fixed-line communications services provided according to the network sharing agreement with Golan.

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

Segment EBITDA Discussion

We measure EBITDA on an operating segment basis. See note 6 to our financial statements included elsewhere in this report for details of this measure of segment profitability. We define segment EBITDA as income for a segment before financing income (expenses), net; other income (expenses), net (excluding gain from the sale of a subsidiary and expenses related to employee retirement plans); income tax; depreciation and amortization; and share based payments.

Cellular segment

In 2017, the cellular segment generated EBITDA of NIS 595 million compared to NIS 625 million in 2016, a 4.8% decrease. This decrease resulted mainly from the difference between national roaming services revenues in 2016 and the revenues for rights of use in cellular networks according to the network sharing agreement with Golan in 2017, and from the ongoing erosion in cellular service revenues. This decrease was partially offset by a decrease in selling and marketing expenses due to the capitalization of part of the customer acquisition costs as a result of the early adoption of a new International Financial Reporting Standard (IFRS15).

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

Fixed-line segment

In 2017, the fixed-line segment generated EBITDA of NIS 258 million compared to NIS 233 million in 2016, a 10.7% increase. The increase arose mainly as a result of an increase in revenues from fixed-line communications services provided according to the network sharing agreement with Golan and from a decrease in operating expenses. This increase was partially offset as a result of an erosion in the internet field profitability, as well as from the deconsolidation of Internet Rimon following its sale.

In 2016, the fixed-line segment generated EBITDA of NIS 233 million compared to NIS 271 million in 2015, a 14.0% decrease. The decrease primarily resulted from an erosion in the long distance calling revenues and an erosion in internet field profitability.

Cost of revenues and gross profit

	Year Ended December 31,			Change
	2015	2016	2017	2016 vs. 2015	2017 vs. 2016
	(In NIS millions)
Cost of service revenues	2,000	2,028	2,035	1.4%	0.3%
Cost of equipment revenues	763	674	645	(11.7)%	(4.3)%
Total cost of revenues	2,763	2,702	2,680	(2.2)%	(0.8)%
Gross profit	1,417	1,325	1,191	(6.5)%	(10.1)%

The increase in cost of service revenues in 2017 compared with 2016 resulted mainly from an increase in costs of TV services content and in costs related to internet services in the fixed-line segment. This increase was partially offset by a decrease in costs resulting from Golan's participation in operating costs according to the network sharing agreement with Golan.

The decrease in cost of equipment revenues resulted mainly from a decrease in costs of end user equipment sold, primarily as a result of a decrease in the quantity of end user equipment sold in the cellular segment during 2017 as compared to 2016.

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

The decrease in gross profit in 2017 compared with 2016 resulted mainly from the ongoing erosion in the price of cellular services.

The decrease in gross profit in 2016 compared with 2015 resulted mainly from the ongoing erosion in the price of cellular services, an increase in content costs related to the TV field and in costs related to the landline wholesale market field.

Selling and marketing expenses and general and administrative expenses

	Year Ended December 31,			Change
	2015	2016	2017	2016 vs. 2015	2017 vs. 2016
	(In NIS millions)
Selling and marketing expenses	620	574	479	(7.4)%	(16.6)%
General and administrative expenses	465	420	426	(9.7)%	1.4%
Total	1,085	994	905	(8.4)%	(8.9)%

The decrease in selling and marketing expenses in 2017 compared with 2016, is primarily the result of a decrease in salaries and commissions expenses due to the capitalization of part of the customer acquisition costs as a result of the early adoption of a new International Financial Reporting Standard (IFRS 15) since the first quarter of 2017. The effect of the adoption of the standard on 2017 expenses was in a total amount of NIS 93 million ($27 million).

The decrease in selling and marketing expenses in 2016 compared with 2015, was primarily the result of efficiency measures we implemented, which led to a decrease in salary costs, as well as a one-time expense in 2015 as a result of entering a collective employment agreement and from a decrease in amortization expenses.

The increase in general and administrative expenses in 2017 compared with 2016 resulted mainly from  an increase in doubtful debts in 2017 compared to 2016.

The decrease in general and administrative expenses in 2016 compared with 2015, resulted mainly from efficiency measures we implemented, which led to a decrease in IT (Information Technology) expenses and other expenses as well as a decrease in depreciation expenses.

Other income (expenses), net

	Year Ended December 31,
	2015	2016	2017
	(In NIS millions)
Other income (expenses), net	(22)	(21)	11

Other income in 2017 mainly includes a gain from the sale of Internet Rimon, in the amount of approximately NIS 10 million. Other expenses in 2016 primarily include an expense of NIS 13 million following an employee voluntary retirement plan executed in the second quarter of 2016, which was not present in 2017.

Other expenses in 2016 primarily include an expense of NIS 13 million following an employee voluntary retirement plan executed in the second quarter of 2016, compared to an expense of NIS 25 million following an employee voluntary retirement plan for employees executed in the second quarter of 2015. Other expenses include also capital losses from sale of property, plant and equipment.

Financing expenses, net

	Year Ended December 31,
	2015	2016	2017
	(In NIS millions)
Financing expenses	(232)	(196)	(196)
Financing income	55	46	52
Financing expenses, net	(177)	(150)	(144)

Financing expenses, net, for 2017 decreased 4.0% compared with 2016. The decrease resulted mainly from higher gains in the Company's investment portfolio in 2017 compared to 2016.

Financing expenses, net, for 2016 decreased 15.3% compared with 2015. The decrease resulted mainly from a decrease in interest expenses associated with our debentures,  due to a decrease in our average  debt level in 2016 compared to 2015.

Interest and CPI linkage expenses associated with the principal amount of the debentures incurred during 2015, 2016 and 2017 were approximately NIS 147 million, NIS 157 million and NIS 169 million, respectively.

Income tax

	Year Ended December 31,			Change
	2015	2016	2017	2015 vs. 2014	2016 vs. 2015
	(In NIS millions)
Taxes on income	36	10	40	(72.2)%	400%

Taxes on income for 2017 increased 400% compared with 2016. This increase resulted mainly from the positive effects in 2016 of a tax assessment agreement for the years 2012-2013 and from recording income deferred tax in 2016 following a decrease in the corporate tax rate for the years 2017 and thereafter.

Taxes on income for 2016 decreased 72.2% compared with 2015. This decrease resulted mainly from the positive effects of a tax assessment agreement for the years 2012-2013 and from recording income deferred tax in 2016 following a decrease in the corporate tax rate for the years 2017 and thereafter.

Net income

	Year Ended December 31,			Change
	2015	2016	2017	2016 vs. 2015	2017 vs. 2016
	(In NIS millions)
Net income	97	150	113	54.6%	(24.6)%

The decrease in net income in 2017 compared with 2016, was primarily due to a decrease in operating profit mainly from the ongoing erosion in the price of cellular services and from a tax income in 2016, as a result of a tax assessment agreement for the years 2012-2013 and a decrease in corporate tax rate for the years 2017 and thereafter.

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

Since institutional investors were required to follow certain procedures and requirements pursuant to Israeli regulation before investing in non-governmental debentures, our series F through L indentures include certain limitations and covenants. For additional details see "– Debt Service" below. These limitations are generally also included in our other credit facilities (see "– Other Credit Facilities" below) and are expected to apply to any additional debt incurred by us. These procedures, limitations and covenants limit our freedom to conduct our business, may impose additional costs on us and may limit our ability to borrow additional debt from Israeli institutional investors as well as adversely affect the terms and price of such debt raising.

In May 2012 and June 2013, the rating of our debentures was downgraded. Though the rating of our debentures remained stable since then, any downgrade in our ratings may adversely affect the terms and price of our debt or additional debt raised, particularly through the issuance of debentures to institutional investors, which, given the limitation on the ability of Israeli banks to lend money to us pursuant to the “Guidelines for Sound Bank Administration” issued by the Israeli Supervisor of Banks (as for that purpose we are deemed to be included in the same group as DIC ), may limit our ability to obtain additional financing to operate, develop and expand our business or to refinance existing debt. We believe that our sources of liquidity and capital resources, including working capital, financial reserves and our private future debentures placement and other credit facilities, are adequate for our current requirements and business operations and should be adequate to satisfy our anticipated cash needs for working capital, capital expenditures, other current corporate needs and debt service for at least the next 12 months, including the distribution of dividends, should our Board of Directors decide to reinstate dividend payments (after having suspended dividend declaration after the dividend declaration for the third quarter of 2013 in order to strengthen our balance sheet)  Our future capital requirements will depend on many factors, including level of revenues, the timing and extent of spending to support marketing and subscriber retention efforts, the expansion of sales and marketing activities and the timing of introductions of new products and enhancements of existing products, the level and timing of investing in our networks and services, including our OTT TV, internet infrastructure and IOT services and any decision to reinstate dividends. Our Board of Directors would not expect to reinstate dividends unless it believes that our cash flow and available reserves will be sufficient to fund our needs, including our dividends.

In February 2006, our Board of Directors adopted a policy to distribute each year at least 75% of our annual net income, on a quarterly basis, as dividends, subject to compliance with applicable law, our license and contractual obligations and so long as the distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. We undertook limitations on dividend distributions in our indentures of series F through L debentures and in other credit facilities. See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy”, "– Debt Service" and "–Other Credit Facilities" below. In respect of 2016, our Board of Directors chose not to declare dividends given the intensified competition and its adverse effect on our results of operations and in order to strengthen our balance sheet. It is possible that our Board of Directors’ estimate of our cash needs will be incorrect, or that events could occur that could increase our cash needs beyond anticipated. If that occurs, we may not have sufficient cash to cover these needs as a result of various expenditures previously made by the Company, including prior investments and expenses and prior dividend payments, and we would need to identify additional sources of financing, which could include equity or debt financing. We may not be able to obtain such financing on acceptable terms or at all.

Dividend payments

In 2015, 2016 and 2017 our Board of Directors chose not to declare dividends given the intensified competition and its adverse effect on our results of operations and in order to strengthen our balance sheet.

Debt service

Shelf Prospectus

In August 2017, we filed a shelf prospectus with the Israeli Securities Authority, or ISA, and the Tel Aviv Stock Exchange, or TASE. The shelf prospectus allows us, from time to time, until August 2019 (or if approved by the ISA, subject to certain conditions, until August 2020), to offer and sell various securities including debt and equity, in Israel, in one or more offerings, subject to filing a supplemental shelf offering report that describes the terms of the securities offered and the specific details of the offering and the prior approval of the TASE of the supplemental shelf offering report.

At this stage, no decision has been made as to the execution of any offering, nor as to its scope, terms and timing, if executed, and there is no certainty that such offering will be executed.

The shelf prospectus includes our undertaking to comply with certain reporting obligations under the Israeli securities law in the event of certain warning signs of financial stress.

Public debentures

In 2017 we repaid our Series B, D and E debentures in full.

 Our Series F and G debentures were issued in March 2012 to the public in Israel under our 2011 shelf prospectus (as amended in March 2012) and were listed for trading on the Tel Aviv Stock Exchange. As of December 31, 2017, these debentures consisted of approximately NIS 643 million ($185 million) aggregate principal amount Series F debentures (and in January 2018, we repaid a principal payment in the amount of approximately NIS 214 million ($62 million)) and approximately NIS 228 million ($66 million) aggregate principal amount Series G debentures (and in January 2018, we repaid another principal payment in the amount of approximately NIS 143 million ($41 million)).

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

Our Series H and I debentures were issued in July 2014 to the public in Israel under our 2014 shelf prospectus and were listed for trading on the Tel Aviv Stock Exchange. In February 2015, pursuant to an exchange offer under our 2014 shelf prospectus and in a private offering, we issued approximately NIS 844 million ($243 million) principal amount of Series H debentures and approximately NIS 335 million ($97 million) principal amount of series I debentures in exchange for approximately NIS 555 million ($160 million) principal amount of Series D debentures and approximately NIS 272 million ($78 million) principal amount of Series E debentures, respectively. Series D and Series E were fully repaid.  In March 2016, we issued approximately NIS 246 million ($71 million) aggregate principal amount of additional Series I debentures to certain institutional investors in a private offering. As of December 31, 2017, our Series H and I debentures consisted of approximately NIS 950 million ($274 million) principal amount and NIS 804 million ($232 million) principal amount.

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

The Series H and I Indenture contains substantially similar events of default to those included in the Series F and G Indenture, with the addition of certain events of default that do not appear in the Series F and G Indenture as well as certain modifications to the events of default that are included in the Series F and G Indenture, including:

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

Our Series J and K debentures were issued in September 2016 to the public in Israel under our 2014 shelf prospectus and were listed for trading on the Tel Aviv Stock Exchange. As of December 31, 2017, our Series J and K debentures consisted of approximately NIS 103 million ($30 million) principal amount and NIS 304 million ($88 million) principal amount.

In June 2017, we entered into an agreement with certain Israeli institutional investors, according to which we irrevocably undertook to issue to the institutional investors, and the institutional investors irrevocably undertook to purchase from us, NIS 220 million ($64 million) aggregate principal amount of additional debentures of Series K debentures on July 1, 2018, or the Agreed Date. The price was set at NIS 1.011 for each Series K debenture of NIS 1 principal amount, or a total consideration of approximately NIS 222 million ($62 million). We are required to pay a certain commitment fee to the institutional investors. In case the debentures' credit rating on the Agreed Date will be il/(A-) or below, the price will be reduced to NIS 1.001 for each Series K debenture of NIS 1 principal amount. The closing of the issuance will be subject to certain customary conditions, including: the absence of any event of default under the Series K debentures indenture; our having an Israeli shelf prospectus in force; and satisfaction of the conditions set out in the Series K debentures indenture for the issuance of additional Series K debentures (meaning, apart from the no events of default condition detailed above, that the issuance of additional debentures itself will not cause a rating downgrade compared to the rating prior to such issuance, and that we meet the financial covenants applicable to the Series K debentures on the date of such issuance and thereafter).

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

The Series J and Series K debentures are unsecured and contain standard terms and conditions in addition to certain additional undertakings by us generally similar to the terms of our existing Series H and Series I debentures.

Our Series L debentures were issued in January 2018 to the public in Israel under our 2017 shelf prospectus and were listed for trading on the Tel Aviv Stock Exchange. As of December 31, 2017, our Series L debentures consisted of approximately NIS 401 million ($116 million) principal amount.

The Series L debentures principal is payable in six installments, of which the first four installments of 15% of the principal are each payable on January 5 of the years 2023 through 2026, and the remaining two installments of 20% of the principal are each payable on January 5 of the years 2027 and 2028. The interest on the Series L debentures is payable on January 5 of each of the years 2019 through 2028. The Series L debentures bear interest at the rate of 2.5% per annum, without linkage.

The Series L debentures are unsecured and contain standard terms and conditions in addition to certain additional undertakings by us generally similar to the terms of our existing Series J and Series K debentures, with a change to the additional interest to be paid in case of a two-notch downgrade in the debentures' credit rating to 0.5% (with no change to the maximum additional interest).

As of December 31, 2017, we complied with the above covenants.

Other credit facilities

In May 2015, we entered into a loan agreement with two Israeli financial institutions, or Lenders, according to which the Lenders have agreed, subject to certain customary conditions, to provide us two deferred loans for the total principal amount of NIS 400 million  ($115 million), without any linkage, as follows:

·
A principal amount of NIS 200 million ($58 million) was provided to us in June 2016, and bears an annual fixed interest of 4.6%. The loan's principal amount is payable in four equal annual payments on June 30 of each of the years 2018 through 2021 (inclusive). The interest will be paid in ten semi-annual installments on June 30 and December 31, of each calendar year commencing December 31, 2016 through and including June 30, 2021.

·
A principal amount of NIS 200 million ($58 million) was provided to us in June 2017, and bears an annual fixed interest of 5.1%. The loan's principal amount is payable in four equal annual payments on June 30 of each of the years 2019 through 2022 (inclusive). The interest will be paid in ten semi-annual installments on June 30 and December 31, of each calendar year commencing December 31, 2017 through and including June 30, 2022.

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

In August 2015, we entered into a loan agreement with an Israeli bank, or Lender, according to which the Lender has agreed, subject to certain customary conditions, to provide us a deferred loan in a principal amount of NIS 140 million ($40 million), without any linkage, which was provided to us in December 2016, and bears an annual fixed interest of 4.9%. The loan's principal amount is payable in five equal annual payments on June 30 of each of the years 2018 through 2022 (inclusive), and the interest will be payable in 11 semi-annual installments on June 30 and December 30 of each calendar year commencing June 30,2017  through and including June 30, 2022.

Under the Agreement, the interest rate may be subject to certain adjustments. We may prepay the loan, subject to a prepayment fee. The agreement also includes certain events which if not approved by the Lender allow the Lender to notify us of an acceleration of the repayment of the loan.

The agreement includes standard terms and obligations and also generally includes the negative pledge, limitations on distributions, financial covenants and event of defaults applicable to our series F through I debentures, with certain modifications, including foreclosure, materialization of a pledge, execution actions, receivership and (subject to certain exclusions) sale of assets in a specified certain lower amount, a failure to operate in a field which is material to our operations, and mergers and changes of formation (with more limited exclusions) will trigger an event of default. In case we provide stricter financial covenants to another financial institution or debenture holder, those will apply to this agreement as well.

In June 2017, we entered into an additional loan agreement with the Lender according to which the Lender has agreed, subject to certain customary conditions, to provide us a deferred loan in a principal amount of NIS 150 million ($43 million), unlinked, in March 2019, which will bear an annual fixed interest of 4%. The loan's principal amount will be payable in four equal annual payments on March 31 of each of the years 2021 through and including 2024 and the interest will be payable in ten semi-annual installments on March 31 and September 30 of each calendar year, commencing September 30,2019  through and including March 31, 2024. Until the provision of the loan, we are required to pay the Lender a commitment fee. The agreement includes similar terms and obligations to those included in our August 2015 loan agreement and applies the right to demand immediate repayment of either or both loans due to certain events of default under either agreement.

As of December 31, 2017, we complied with the above covenants.

In the ordinary course of business, from time to time, we and our subsidiaries, enter into framework agreements with banks for various banking services, such as credit lines and hedging transactions. In 2015, we entered into an extended payment terms agreement with a bank in relation to a certain supplier, which includes terms similar to our loan agreements and we allow such arrangements requested by our suppliers from time to time.

Capital expenditure

Our accrual capital expenditure in 2015, 2016 and 2017 amounted to NIS 396 million, NIS 382 million and NIS 550 million, respectively. Accrual capital expenditure is defined as investment in fixed assets and intangible assets, such as investments in our communications networks, information systems, software and TV set-top boxes and as from 2017, capitalization of part of the customer acquisition costs as a result of the early adoption of a new International Financial Reporting Standard (IFRS15).

Cash flows from operating activities

Cash flows from operating activities totaled NIS 774 million in 2017, a decrease from NIS 781 million in 2016. The decrease in cash flow is primarily attributed to a decrease in proceeds from customers due to the decrease in service revenues.

Cash flows from operating activities totaled NIS 781 million in 2016, a decrease from  NIS 836 million in 2015. The decrease in cash flow is primarily attributed to a decrease in proceeds from customers due to the decrease in service revenues.

Cash flows from investing activities

The net cash flows from operating activities is the main capital resource for our investment activities. In 2015, 2016 and 2017, our net cash used in investing activities amounted to NIS 96 million, NIS 364 million and NIS 644 million, respectively. The payments were used primarily for the improvement and expansion of our networks and information systems infrastructures. The increase in 2017 compared with 2016 resulted mainly from higher cash capital expenditures in fixed assets and intangible assets and others in 2017 mainly due to the capitalization of part of the customer acquisition costs as a result of the early adoption of a new International Financial Reporting Standard (IFRS15) as compared to 2016 and of our current investments in tradable debentures. The increase in 2016 compared with 2015 resulted mainly from a repayment of a long-term deposit and cashing out part of our current investments in tradable debentures in 2015.

Cash flows from financing activities

In 2017, net cash used in financing activities amounted to NIS 843 million compared to NIS 62 million received in 2016. The net cash we used is primarily attributable to payments of principal and interest for our debentures.

In 2016, net cash received in financing activities amounted to NIS 62 million compared to NIS 1,136 million in 2015. The net cash we received is primarily attributable to the issuance of new series of debentures and receipt of new loans from financial institutions in a total net amount of NIS 993 million in 2016.

Working capital

Our working capital as of December 31, 2017 was NIS 692 million, compared with NIS 1,074 million as of December 31, 2016. The decrease in working capital was primarily due to a decrease in cash and cash equivalents.

Our working capital as of December 31, 2016 was NIS 1,074 million, compared with NIS 625 million as of December 31, 2015. The increase in working capital was primarily due to an increase in cash and cash equivalents.

Trade receivables

Trade receivables consist of outstanding amounts due from customers, mainly for cellular, internet infrastructure and connectivity and landline telephony services and handsets and accessories, net of the allowance for doubtful accounts.  Most of our handset sales are made on an installment basis (generally, 36 monthly payments). Installments due in the twelve months following the balance sheet date are included in current trade receivables; the remaining installments are included in long-term receivables. As of December 31, 2017, net current trade receivables amounted to NIS 1,280 million compared with NIS 1,325 million as at December 31, 2016 and NIS 1,254 million as at December 31, 2015. Net long-term trade receivables as of December 31, 2017 amounted to NIS 412 million compared with NIS 461 million as at December 31, 2016 and NIS 467 million as at December 31, 2015. The decrease in trade receivables (current and long-term) in 2017 compared with 2016 was mainly due to a decrease in service and equipment revenues. The increase in trade receivables (current and long-term) in 2016 compared with 2015 was mainly due to an increase of national roaming and operating operators. The current maturity of long-term receivables as of December 31, 2017 was NIS 523 million, compared with NIS 566 million as of December 31, 2016 and NIS 563 million as of December 31, 2015.

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

F.            TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Set forth below is a description of our contractual cash obligations, in millions of NIS, as of December 31, 2017.

	Total	2018	2019-2020	2021-2022	2023 and Beyond
Long-term debt obligations (including interest)(1)	4,040	760	1,338	954	988
Operating lease obligations	918	275	370	204	69
Purchase obligations	859	436	284	139	-
Total	5,817	1,471	1,992	1,297	1,057

(1)	Interest does not include any increase in interest that would be required based on increases in the Israeli CPI.

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

Change in estimates

·
During the year ended December 31, 2017 management has updated estimates as follows: Towards the end of the Company's 2G and 3G frequencies (the "Frequencies") original amortization period, the Company's annual depreciation committee examined the estimated useful life of the Frequencies. Based on Company's estimate, the Company will continue to use the Frequencies at least for the next 10 years.

The estimated useful life of the Frequencies was determined in the past according to the period of the Company's cellular license (until 2022).

According to applicable law, the Company's cellular license may be extended for additional 6-year periods, subject to the requirements set in the license. The Company estimates that based on its experience and acquaintance with the communications market in Israel, if current conditions continue, there is high probability that the license will be extended for an additional term of 6 years.

In light of the aforesaid, the estimated useful life of the Frequencies has been re-evaluated for the first time, for an additional period of ten years, starting from the beginning of the second quarter of 2017 and ending in 2028 (instead of 18-20 years ending in 2022, as originally estimated).

·
In light of the accumulated experience in the Group's operation in connection with internet services and television over the internet services, the Company's annual depreciation committee examined the estimated useful life of certain fixed asset items that are used for these services. Following this examination, the estimated useful life of these items has been re-evaluated for the first time, starting from the beginning of the fourth quarter of 2017 to 3-6 years from their purchase date (instead of 2-3 years, as originally estimated).

The effect of these changes on the consolidated financial statements, in current and future years is as follows:

	2017	2018	2019	2020	2021	Subsequently
	NIS millions
Decrease (Increase) in depreciation expenses	19	33	17	5	6	(80)

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

New Accounting Standards Not Yet Adopted

For details regarding new accounting standards not yet adopted see note 3-R to our financial statements included elsewhere in this report.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.             DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors, executive officers and other key employees as of December 31, 2017:

Name	Age	Position
Ami Erel (2), (3), (4)	71	Chairman of the Board
Mauricio Wior (2)	61	Vice Chairman of the Board
Shlomo Waxe (1), (2), (4)	72	Independent Director
Ephraim Kunda (1), (2), (4), (5)	65	Independent Director
Joseph Barnea (1), (2), (3), (4), (5)	82	Independent / External Director
Ronit Baytel (1), (2), (5)	50	Independent / External Director
Nir Sztern	47	President and Chief Executive Officer
Shlomi Fruhling	45	Chief Financial Officer
Yoni Sabag	45	Vice President of Marketing
Ron Shvili	50	Chief Technology Officer
Nadav Amsalem*	44	Vice President of Business Customers
Sharon Amit	51	Vice President of Human Resources
Amos Maor	54	Vice President of Sales and Service
Liat Menahemi Stadler	51	Vice President of Legal Affairs and Corporate Secretary
Teimuraz Romashvili	39	Vice President of Pre Paid Activity
Yaniv Gruenwald	43	Vice President of Television and Content
Ronnen Shles	50	Controller

(1) Member of our Audit Committee.

(2) Member of our Analysis Committee.

(3) Member of our Option Committee.

(4) Member of our Security Committee.

(5) Member of our compensation Committee.

*Mr. Nadav Amsalem was appointed as our Vice President of Business Customers in July 2017. Mr. Amsalem replaced Ms. Keren Shtevy who resigned from office.

Ami Erel has served as Chairman of our Board of Directors since 2005. From 2014 to 2017 Mr. Erel provided consulting services to Discount Investment Corporation Ltd. (where he served as President and Chief Executive Officer from 2001 to 2013). Until 2011, Mr. Erel served a period as Chief Executive Officer and a period as Chairman of the board of directors. From 1997 to 1999, he served as President and Chief Executive Officer of Bezeq.  From 2011 to 2016, Mr. Erel also served as Deputy Chairman of the Board of Directors of ADAMA Agricultural Solutions Ltd. (where he served from 2006 as a director and later as Chairman of the Board of Directors). Mr. Erel also serves as a director of Elron Electronic Industries Ltd. (where he served from 1999 to 2001 as President and until January 2007 as Chairman of the Board of Directors), Knafaim Holdings Ltd. and Dan hotels Ltd. Mr. Erel served as the chairman of the executive committee of the Manufacturers Association of Israel from 2005 to 2009 and from 2009 to 2011 he served as the chairman of the Israel Export & International Cooperation Institute. Mr. Erel holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology.

Mauricio Wior has served as our Vice Chairman of our Board of Directors since January 2017. In January 2018, 2.5% of our outstanding share capital held by Koor was transferred (through a lending transaction) to a company controlled by Mr. Wior, following which Mr. Wior is considered joint controlling shareholder with Koor. Mr. Wior has served as Deputy Chairman of the Board of Directors of Shufersal Ltd. and of Israir Aviation and Tourism Ltd. since 2016, a member of the board of directors of IRSA Inversiones y Representaciones Sociedad Anónima, DIC's controlling shareholder, since 2006, a member of the board of directors of Banco Hipotecario in Argentina, a substitute director in DIC, the Company's indirect controlling shareholder, since 2014 and a member of the board of directors of additional private companies in Argentina. From 1990 to 2005, Mr. Wior served as the Chairman and CEO of cellular operators in Argentina, Uruguay, Chile, Ecuador, Peru and Venezuela, and as a senior executive of BellSouth Telecommunications, LLC. Mr. Wior holds a B.A in finance and accounting and an M.B.A. in Business Management, both from Tel Aviv University.

Shlomo Waxe has served as a member of our Board of Directors since 2006.  Mr. Waxe has served as Director General of the Israel Association of Electronics and Software Industries from 2006 to 2016. Until 2016 he served as a member of the board of  the Israeli Standards Institute. From 2002 to 2005, he worked in the field of communications management and consultancy.  From 1999 to 2001, he served as Chief Executive Officer of Zeevi Communications Ltd.  From 1997 to 1999, he served as a consultant to cellular communications projects in Sao Paulo, Brazil and in Northeast Brazil.  From 1993 to 1997, he served as the Director General of Israel’s Ministry of Communications.  From 1990 to 1993, he served as commanding officer of the signal, electronics and computer corps of the Israel Defense Forces and he is a retired brigadier general. Mr. Waxe also serves as a member of the boards of directors of C. Mer Industries Ltd. and until 2009, served as a board member of Shrem, Fudim – Technologies Ltd. and until May 2012, served as a board member of Tambour Ltd. Mr. Waxe holds a B.A. in political science from the University of Haifa.

Ephraim Kunda has served as a member of our Board of Directors since 2010. Mr. Kunda is an Israeli businessman and is the owner and managing director of a private consulting company that provides economic consultancy and business mediation services. From 2007 to 2010, Mr. Kunda has served as the Chairman of the board of directors and since 2010 as a member of the board of directors of Ravad Ltd., a public real estate investment company.  From 2003 to 2007, Mr. Kunda served as an external director of Property and Building Corporation Ltd., a public real estate company controlled by DIC. Mr. Kunda holds a B.A. in Economics from Tel Aviv University.

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

Ronit Baytel has served as a member of our Board of Directors since 2007. Since December 2017 Ms. Baytel served as a financial consultant at an Israeli financial consulting firm. From 2005 to 2016, Ms. Baytel served as a director in the finance department of Ormat Technologies, Inc., a company listed on the NYSE, in charge of SOX internal controls in the preparation of financial statements and tax and special projects. From 1998 to 2005 she served as senior manager at Kesselman & Kesselman, a certified public accountants firm in Israel, which is a member of the international PriceWaterhouseCoopers Accountants firm. Ms. Baytel is a certified public accountant and holds a B.A. in economics and accountancy from Tel Aviv University and an M.B.A. from the Hebrew University.

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

Nadav Amsalem has served has served as our Vice President of Business Customers since July 2017. Mr. Amsalem served as head of the strategic customers department in our business customers division, in charge of the major corporate business customers from 2014. From 2011 to 2014, he served as the director of strategic landline customers and major business customers sector. Mr. Amsalem has been a member of our business customer's division since 2006.

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

On March 22, 2018, our Board of Directors appointed Mr. Sholem Lapidot as a member of our board of directors, effective immediately, for an initial term that will expire at our next annual shareholders meeting, at which time, his re-election for an additional term, if nominated by our Board of Directors, will be brought for shareholders' approval.

Sholem Lapidot serves as CEO of DIC, our indirect controlling shareholder, and of IDB. Also serves as a member of the board of directors of IDB and DIC, chairman of the board of directors of Modi'in - Energy Management (1992) Ltd., substitute director at Elron Electronic Industries Ltd., committee member at the IDB Fund and a member of the board of directors of additional private companies owned by DIC and IDB. From 2015 to 2016, Mr. Lapidot served as a member of the board of directors of ADAMA Agricultural Solutions Ltd. and from 2009 to 2013 as the CEO and member of the board of directors of CLADD S.A. and from 2008 to 2012 as a member of the board of directors of Australtex S.A. Mr. Lapidot has studied Rabbinical Studies.

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
•
The structure of our Annual Cash Bonus (as defined hereinafter) and equity-based compensation, which is based on a number of different performance measures to avoid employees placing undue emphasis on any particular performance measure at the expense of other aspects of the business; and

•	The cap on our executive officers' Annual Cash Bonus and equity-based compensation, commensurable to objectives which do not motivate increased risk taking.

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

Caps and limitations. Our compensation policy sets the target total compensation comprising of the base salary, a 100% performance score for the Annual Cash Bonus award and maximum equity-based compensation for our executive officers, as well as a cap for the Special Cash Bonus, as detailed hereunder. Our Compensation Committee and Board decide on each executive officer's total actual compensation which is limited by the target compensation, based on performance metrics as detailed hereunder. Our Board will not reduce the compensation package approved or any of its components, and will not place additional limitations, not detailed in this compensation policy, other than in unusual circumstances according to our Compensation Committee's and Board of Directors' discretion.

Compensation Recovery ("Claw back"). If our financial statements are materially restated within 4 years from publication thereof (other than restatement required due to changes in financial reporting standards), then the executive officers will repay prior payouts, in an amount of the excess over what the executive officer would have received according to the restated financial statements.

Change in Compensation at CEO Discretion. A change in the compensation package of an executive officer who reports to the CEO, which results in an increase of such executive officer's total compensation package by no more than 2.5%, may be approved solely by the CEO, provided all elements of compensation of such executive officer will continue to meet the requirements of the compensation policy.

Overview of Executive officer Compensation –the Elements of Pay

Elements of Executive officer Compensation. In line with the philosophy described above, the following elements compose the compensation of our executive officers:

·	Base salary;

·	An Annual Cash Bonus award and possible Special Cash Bonuses;
·	Equity-based compensation awards; and
·	Termination arrangements.

Compensation Mix. Base salary, Annual Cash Bonus and equity-based compensation awards make up the main elements of our executive officers’ total compensation package. The Company strives to ensure that a substantial portion of each executive officer’s total compensation is comprised of “at-risk” pay, with the targeted weight of each element out of the total compensation package of an executive officer being as follows:

·	base salary – 30%-50% for our CEO and 40%-60% for other executive officers;
·	Annual Cash Bonus - 25%-45% for our CEO and 20%-40% for other executive officers; and
·	equity-based compensation* - 15%-45% for our CEO and 10%-40% for other executive officers.

*calculated per year, based on fair value at date of grant, with the value of the options amortized as compensation over the vesting period.

The ranges stated above represent the targeted compensation mix desired by the Company; however, the actual ratio between fixed and variable elements may vary based on performance.  For example, in a year with no or limited Annual Cash Bonus, the percentage of base salary out of total compensation may be higher than stated above. The ranges above do not consider any Special Cash Bonus that our Compensation Committee and Board of Directors (and shareholders – in relation to our CEO) may decide to grant to an executive officer, as detailed under Special Cash Bonus below.

Our cash bonus and equity-based compensation awards are considered “at-risk” pay because they are not guaranteed and the recipients of the Annual Cash Bonus awards must achieve specific performance objectives at corporate and individual levels to receive any payment.

Total compensation cap. The Company's CEO's total annual compensation shall not exceed NIS 6 million, out of which the fixed element shall not exceed NIS 3 million. Each of the Company's other executive officers' total annual compensation shall not exceed NIS 3.6 million, out of which the fixed element shall not exceed NIS 1.8 million.*

* The value of equity-based awards refers to their value at the date of grant (in accordance with acceptable accounting principles) per each vesting annum (calculated on a linear basis).

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

We may offer additional benefits and perquisites to the executive officers, which will be comparable to customary market practices, such as: company cellular phone and the costs of the use thereof; company car benefits; gifts for holidays and personal occasions (such as nuptials or birth of a child or grandchild), or for special projects; medical insurance, annual medical examination, professional associations membership fees etc., including tax gross-ups; provided however, that such additional benefits and perquisites shall be determined in accordance with our policies and procedures and with reference to the practice in peer group companies. The value of such additional benefits shall not exceed 30% of the executive officer's base salary.

Annual Cash Bonus. The Compensation Committee sets the annual cash bonus performance objectives and target annual bonus for each executive officer, at the start of each year, which are then reviewed and approved by the Board ("Annual Cash Bonus").  For our CEO, these objectives are based on the Company's annual work plan and objectives. For our other executive officers, these objectives are based on the Company’s annual work plan and objectives at the corporate level and key strategic objectives each executive officer is expected to achieve during that year at the individual level, based on each executive officer's position and scope of responsibilities.

The Annual Cash Bonus payout is determined based on actual performance of the Company and the executive officer in question (after elimination of material one time and reevaluation influences), in each of the performance objectives set for each executive officer, measured on a performance matrix. The results for each group of objectives (as detailed hereunder) are then combined into one performance score, based on the weight each performance objective was given.

·
Corporate performance objectives may include EBITDA,* net income, free cash flow*, Net Promoter Score, or NPS (indicating our subscribers' satisfaction with our services) and other Company performance objectives which the Company decides to focus on in a specific year. Our CEO's corporate performance objectives were determined by our shareholders general meeting to be the Company's EBITDA target for the relevant year.** Corporate performance objectives weigh between 30% to 50% of the overall performance score of each executive officer and 80% for our CEO. In extreme cases, such as major changes in our market leading to annual work plan or budget adjustments, our Compensation Committee and Board of Directors may update the objectives to match such changes, during the first half of the relevant year.

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

* EBITDA and Free Cash Flow are non-IFRS measures. For a definition of EBITDA, see footnote (5) under "Item 5. Operating and financial review and prospects – Results of operations – Comparison of 2015, 2016 and 2017". For a definition of Free Cash Flow see under "Item 5. Operating and financial review and prospects – A. Operating results – Overview – General".

** Our CEO's performance score of his performance objectives in 2017 is 92.3%.

Any payout of Annual Cash Bonuses for any year will be subject to an additional minimum requirement of achieving an annual EBITDA of not less than 75% of the Company's EBITDA for the previous year. We have met this threshold. Such minimum requirements are in no way indicative of the Company's expectations or estimations for any fiscal year, and are provided in order to assure shareholders that no Annual Cash Bonuses will be paid to office holders according to the Compensation Policy in years when the Company’s performance has deteriorated materially compared to the prior year.

Our Compensation policy sets a minimal threshold score of 75% of the combined target performance and a target Annual Cash Bonus of 10 monthly salaries for our CEO and 5-7 monthly salaries for our other executive officers ("Target Bonus") for the target performance objectives, in line with each executive officer's capability to influence the Company's results of operations. Performance below the minimum threshold results in no payout. Performance score under the combined performance target and above the threshold results in a linear reduction in which a 5% reduction of the combined performance score represents a reduction of 10% of the Target Bonus (i.e. down to 50% of the Target Bonus for a performance score of 75% of the combined performance target). Performance score above the combined target performance rewards the executive officer with a linear addition to the Target Bonus in which a 5% addition of the combined performance score represents an addition of 10% to the Target Bonus and up to a maximum of 150% of the Target Bonus.

Following is a graphic representation of the Annual Cash Bonus our executive officers may be entitled to:

Notwithstanding the aforesaid, for our executive officers, except the CEO, the Compensation Committee and the Board of Directors will have full discretion to determine the final Annual Cash Bonus payout based, among other things, on the Annual Cash Bonus performance score and/or additional considerations relevant to the performance and objectives of the Company and the relevant executive officer, including qualitative criteria.

Subject to the conditions and limitations set above, an executive officer who ceases to perform his/her role as an executive officer but has provided services to the company for at least 6 months of the relevant year, will be entitled to receive an Annual Cash Bonus for that year, relative to the period in which he/she performed their duties during the relevant year. An executive officer who provides services to the Company for less than 6 months during the relevant year of cessation, will not be entitled to an Annual Cash Bonus for that year. An executive officer who joins the Company during the relevant year, will be entitled to a portion of the Annual Cash Bonus, relative to the period in which he/she performed their duties during the relevant year and provided such period is at least 6 month long.

The aggregate maximum payout of all of the executive officers' Annual Cash Bonuses per annum shall not exceed 2% of the EBITDA for that calendar year (after elimination of material one time and reevaluation influences). In case of a positive EBITDA but negative net profit in a particular year, the Compensation Committee and the Board of Directors of the Company shall examine the circumstances leading to a negative net profit and shall consider reducing or cancelling the Annual Cash Bonus for that year.

Special Cash Bonus. The Company may grant, subject to approvals required by law, a special bonus to one or more executive officers that have shown a special contribution, considerable efforts or special achievements, in relation to a unique or extraordinary business activity or other special circumstances, in advancement of the Company's goals (the "Special Cash Bonus"). The Special Cash Bonus is a separate bonus from the Annual Cash Bonus mentioned above. The Special Cash Bonus will be determined by quantitative and/or qualitative parameters, and while considering the personal contribution of the executive officer.  The maximum payout for the Special Cash Bonus during the term of the Compensation Policy with respect to any executive officer will be the greater of: (a) 9 base salaries for our CEO and 7 base salaries for our other executive officers, or (b) 150% of the Target Bonus minus any Annual Cash Bonus payout for the relevant year. Any Special Cash Bonus with respect to the CEO will require approval by our shareholders' meeting in addition to the Compensation Committee and board of directors' approval. The aggregate maximum payout cap for Annual Cash Bonuses of all of the executive officers, as described in the previous section of this policy, shall apply also to the aggregate payout of the Special Cash Bonus of all of the executive officers, so that the aforesaid cap shall apply to the aggregate payout of all cash bonuses under this policy.

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

The Company may approve, upon termination of an executive officer’s employment, amendment of the terms in connection with the executive officer’s equity-based compensation grants, such as extending the period for exercise of equity-based compensation upon termination, for longer periods than as set forth in the applicable plan, enabling acceleration of vesting of unvested equity-based compensation, while considering the same considerations stated above for a termination bonus.

The Company will not pay its executive officers any non-competition fees for post termination periods, although executive officers may be bound by post termination non-competition obligations.

Compensation for our directors

All directors (other than Executive Directors, as defined hereinafter), including external directors, independent directors, directors who are affiliated with our controlling shareholder or nominated or appointed by our controlling shareholders ("Controlling Shareholder Directors") and other directors, will be entitled to a directors fees in accordance with the amounts of statutory compensation to an external director of a dual-listed company allowed by the applicable Israeli law and regulations (as shall be updated from time to time and up to the maximum amounts allowed) and will not receive cash bonuses or equity-based compensation. Such directors' fees in relation to Controlling Shareholder Directors may be paid either directly to the director or to the controlling shareholder through a management agreement (if such agreement is in effect).

Our Controlling Shareholder Directors who hold an active role in the Company ("Executive Directors"), which may include the chairman of the Board of Directors, may be entitled to compensation from the Company (instead of the above directors fees) which may include an annual fixed payment and equity-based compensation. The provisions regarding our CEO's base salary and equity–based compensation detailed above in this policy, shall apply mutatis mutandis to the annual fixed payment and equity-based compensation such Executive Directors shall receive for their services, assuming a full time position as our Executive Directors. A part-time position may entitle our Executive Directors to a corresponding portion of annual fixed payment and equity-based compensation. Our Executive Directors are not entitled to receive a cash bonus.

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

Executive Officer and Director Compensation

The aggregate direct compensation we paid to all our executive officers and directors as a group (17 persons) for 2017 was approximately NIS 14.3 million, of which approximately NIS 2.1 million was set aside or accrued to provide for pension, retirement, severance or similar benefits. These amounts do not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses and benefits commonly reimbursed or paid by companies in Israel. In addition, in 2017 we recorded the sum of approximately NIS 1.4 million, as a compensation cost related to the options granted to all our executive officers under our share incentive plans. See “6. Directors, Senior Management and Employees – E. Share Ownership – Share Incentive Plans”. We pay our executive officers an annual bonus based on our overall performance and individual performance, in accordance and subject to the provisions of our compensation policy (described above).  For 2017, our compensation committee and board of directors resolved to pay our executive officers (excluding our CEO) an Annual Cash Bonus and Special Cash Bonus in an aggregate sum of approximately NIS 5.1 million and approximately NIS 2.0 million to Mr. Sztern, our CEO (including Mr. Sztern's Special Cash Bonus, which was approved by our shareholders and after Mr. Sztern waived 10% of his Annual Cash Bonus), according to our compensation policy.

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2017. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2017, which includes compensation paid or to be paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Employees was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association. The amounts set forth in the table below are given in thousands of New Israeli Shekels (NIS).

Name and Principal Position (1)	Salary Cost (2)	Bonus(3)	Equity-Based Compensation(4)	Total
Nir Sztern, President and Chief Executive Officer	2,014	2,048	542	4,604
Shlomi Fruhling, Chief Financial Officer	1,193	870	92	2,155
Liat Menahemi Stadler Vice President of Legal Affairs and Corporate Secretary	1,283	668	92	2,043
Ron Shvili, Chief Technology Officer	1,046	626	92	1,764
Amos Maor, VP Sales and Service	1,058	565	92	1,715
____________________

(1)	Unless otherwise indicated herein, all Covered Executives are or were employed on a full-time (100)% basis.

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

(3)
Represents Annual Cash Bonuses approved by our compensation committee and board of directors to the Covered Executives with respect to the year ended December 31, 2017 and Special Cash  Bonuses paid in 2017, based on our compensation policy.

(4)
Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2017, based on the fair value of the applicable options on the date of grant thereof, in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 20 to our consolidated financial statements included elsewhere in this report. We pay each of our external directors the maximum amount of statutory compensation to an external director of a dual-listed company allowed by the applicable law and regulations, which is in the amount of NIS 134,180 (approximately $38,702) per year and NIS 4,035 (approximately $1,164) per meeting which such external director attends (including meetings of committees of the Board of Directors), adjusted for changes in the Israeli CPI for October 2015. As resolved in our annual shareholders meeting held in July 2011, our independent directors (Shlomo Waxe and Ephraim Kunda) are compensated at the same level as a statutory external director of a dual listed company, as described above.

We pay our Controlling Shareholder Directors as follows: Regarding Mr. Ami Erel, our Chairman of the board of directors,  for the period from January 2017 until June 2017 we paid management fees to DIC in the amount equal to the statutory director fee of a dual listed company, as described above; and from June 2017, we paid the monthly remuneration approved by our compensation committee, board of directors and shareholders for his services as an executive director - the amount of NIS 87,500 plus VAT, linked to the Israeli CPI. Regarding Mr. Mauricio Wior, our Vice Chairman of the board of directors, we paid a director's fee in the same amount as the statutory external director of a dual listed company, as described above. See "Item 8.Major Shareholders and Related Party Transactions – Related Party Transactions – Relationship With Affiliates".

Employment Agreement of Nir Sztern

Mr. Nir Sztern, our Chief Executive Officer as of January 1, 2012, is entitled to a gross monthly salary of NIS 120,000 linked to Israeli CPI.  He is also entitled to a company car and the use of a cellular phone. Mr. Sztern may receive an Annual Cash Bonus and Special Cash Bonus as per our Compensation Policy detailed above, in respect of which no social benefits are accrued. Mr. Sztern's Annual Cash Bonus for 2017 and Special Cash Bonus (approved by our shareholders and paid to Mr. Sztern in 2017) amounted to NIS 2.0 million (after Mr. Sztern waived 10% of his Annual Cash Bonus). Mr. Sztern is also entitled to participate in our share option plan. Mr. Sztern’s agreement contains provisions for vacation days, sick leave, managers’ insurance and an education fund. The aggregate monthly cost to us of Mr. Sztern’s employment in 2017 amounted to approximately NIS167,800  (approximately $48,400), not including the bonuses. The agreement is for an unspecified period of time and can be terminated by either party with advance notice of three months. Mr. Sztern will continue to receive his salary and benefits for a period of three months after termination by either party, unless we terminate the agreement for cause.

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

For a summary of the significant differences between our corporate governance practices as a foreign private issuer and those required of U.S. domestic companies under NYSE Listing Standards, see “Item 16G – Corporate Governance”.

Under the Companies Law, our Board of Directors must determine the minimum number of members of our Board of directors required to have financial and accounting expertise, as defined in the regulations of the Companies Law.  In determining the number of directors required to have such expertise, the Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that we require at least two directors with the requisite financial and accounting expertise and that Messrs. Erel and   Wior have such financial and accounting expertise. The Companies Law and the regulations promulgated thereunder also require that at least one of our External Directors has financial and accounting expertise, and consider a person who is an audit committee independent financial expert according to U.S. law to comply with that requirement. Our Board of Directors has determined that Ms. Ronit Baytel qualifies as an "audit committee financial expert" as defined by the SEC in Item 16.A of Form 20-F.

Until December 2017 we were a third layer company in a pyramidal structure (a layer being a public corporation or a private company that issued certain securities to the public) as defined in the Concentration Law, and our board of directors' composition accorded with the independent and external directors requirements set in such law (the majority of the Board of Directors were required to be independent directors and half the Board of Directors minus one (rounded up) but not less than two, were required to  be external directors). As of December 2017 we are a second layer company according to such law and the requirements that were imposed on us as a third layer company are no longer applicable to us.

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

Our Board of Directors currently consists of seven directors, including four independent directors under the rules of the NYSE, of whom two also qualify as external directors under the Companies Law. Two of our current directors, Mr. Waxe and Mr. Kunda (who are independent directors) were elected at our annual shareholders meeting held in December 2017. Mr. Wior who was also elected by our 2017 general meeting, was later on (February 2018) appointed by the Israeli shareholders, in accordance with our license and articles of association’s requirement that at least 10% of our directors be appointed by Israeli citizens and residents from among our founding shareholders, or Israeli Shareholders. Mr. Erel (who had been previously appointed by DIC in its capacity as our previous Israeli Shareholder) was appointed by our board of directors in February 2018, until our next annual meeting and Mr. Lapidot was appointed by our board of directors in March 2018, until our next annual meeting. Our external directors, Mr. Barnea and Ms. Baytel, were elected in our annual shareholders meeting held in June 2017 for an additional term until our 2018 annual general meeting.

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

External Directors

Qualifications of external directors

Companies incorporated under the laws of the State of Israel whose securities are listed on a stock exchange are required by the Companies Law to appoint at least two external directors. External directors are required to possess professional and other qualifications as set out in the Companies Law and the regulations promulgated thereunder. Our external directors were appointed by our shareholders in May 2007 for an initial term of three years, and were thereafter reelected to additional three year terms in April 2010 and 2013, in May 2016 for an additional one year term and in June 2017 for an additional term until our 2018 annual general meeting. The Companies Law provides that a person may not be appointed as an external director of a company that has a controlling shareholder if the person is a relative of the controlling shareholder, or if the person, or the person’s relative, partner, employer, direct or indirect supervisor or any entity under the person’s control has or during the two years preceding the date of appointment had, an affiliation with the company or any entity controlling, controlled by or under common control with the company.

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

Election of external directors

External directors are typically elected by a 'Special Majority', meaning a majority vote at a shareholders’ meeting, provided that either:

·
a majority of the aggregate number of shares voted at the meeting by non-controlling shareholders and shareholders who do not have a personal interest in the matter are voted in favor of the election of the external director; or

·
the total number of shares of non-controlling shareholders and shareholders who do not have an applicable personal interest in the matter voted against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

The initial term of an external director is three years and he or she may be reelected to up to two additional terms of three years each by means of one of the following mechanisms: (i) the board of directors proposed the nominee and the nominee's appointment was approved by the shareholders by a Special Majority, or (ii) a shareholder holding 1% or more of the voting rights or the external director proposed the nominee, and the nominee is approved by the shareholders by a Special Majority, and that the nominee is not the proposing shareholder or a 5% shareholder who is an affiliate or competitor of the company or a relative or affiliate of such a shareholder. Thereafter, in dual listed companies like us, an external director may be reelected by our shareholders for additional periods of up to three years each under certain conditions.  An external director may only be removed by the same percentage of shareholders votes as is required for the election of an external director, or by a court, and then only if the external director ceases to meet the statutory qualifications or violates his or her duty of loyalty to the company.  If an external directorship becomes vacant, a company’s board of directors is required under the Companies Law to call a shareholders’ meeting promptly to appoint a new external director.

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

Israeli-appointed directors

Our license requires that at least 10% of our directors will be appointed and removed by shareholders who are Israeli Shareholders. If our Board of Directors is comprised of 14 directors or less, the Israeli Shareholders will be entitled to appoint one director, and if our Board of Directors is comprised of between 15 and 24 directors, the Israeli shareholders will be entitled to appoint two directors. Our articles of association so provide. Mr. Mauricio Wior is the director appointed by the Israeli Shareholders.

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

Our audit committee provides assistance to our Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting and internal control functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management and is responsible for reviewing and approving certain related party transactions, as described below

Our audit committee is composed entirely of independent members (both under the Israeli Companies Law and the Sarbanes-Oxley Act) and includes all the external directors.  The members of our audit committee are Messrs. Barnea (chairman), Waxe, and Kunda and Ms. Baytel. Our board of directors determined Ms. Baytel to be qualified to serve as an "audit committee financial expert" as defined by the SEC's rules.

Financial exposure management subcommittee

Our financial exposure management subcommittee, which is a subcommittee of our audit committee, was nominated by our Board of Directors and reviews our financial exposures, investment and hedging policies and recommends to our Board of Directors how we might enhance our investment and hedging performance. Our financial exposure management subcommittee consists of our external directors, Mr. Barnea and Ms. Baytel.

Analysis committee

Our analysis committee reviews our costs and annual budget and recommends ways to achieve cost efficiency in our activities to our Board of Directors. Our analysis committee also reviews our operations and future plans and recommends how we might enhance our present and future performance to our Board of Directors.  Our analysis committee consists of all our board members.

Option committee

Our option committee administers the issuance of options under our 2015 Share Incentive Plan to our employees who are not office holders, as well as any actions and decisions necessary for the ongoing management of the plan. Our option committee consists of Messrs. Erel (chairman) and Barnea.

Security committee and observer

Our security committee, which we were required to appoint once we became a public company pursuant to our license, deals with matters concerning state security. Only directors who have the requisite security clearance by Israel’s General Security Services may be members of this committee. The committee is required to be comprised of at least four members, including at least one external director. In addition, the Minister of Communications is entitled under our license to appoint a state employee with security clearance to act as an observer in all meetings of our Board of Directors and its committees. Such an observer was appointed in February 2008. Our security committee consists of Messrs. Erel, Waxe, Kunda and Barnea.

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

Personal interests of a controlling shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Accordingly, Koor, DIC, and entities and persons that directly or indirectly control DIC, are considered to be our controlling shareholders. Extraordinary transactions with a controlling shareholder or with relatives of a controlling shareholder or in which a controlling shareholder has a personal interest, directly and indirectly, including through a company controlled by him or her, and any transaction for him or her to provide services to the company (for arrangements regarding the compensation, indemnification or insurance of a controlling shareholder, see "Compensation arrangements" below), require the approval of the audit committee, the board of directors and a majority of the shareholders of the company, in that order. In addition, the shareholders' approval must be by a Special Majority.

In addition, any such extraordinary transaction whose term is more than three years generally requires approval as described above every three years.

Compensation arrangements

Every public company must adopt a compensation policy, recommended by the compensation committee and approved by the board of directors and the shareholders, in that order. The shareholder approval requires a Special Majority. In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy.

In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder generally must be approved separately by the compensation committee, the board of directors and the shareholders of the company by  a Special Majority, in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors.

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

The numbers and breakdowns of our full-time equivalent employees as of the end of the past three years are set forth in the following table:

	Number of Full-Time Equivalent Positions
Unit	December 2015	December 2016	December 2017****
Management and headquarters	43	40	42
Human resources	92	98	99
Marketing	63	59	58
Customers*	2,653	2,514	2,443
Finance	135	130	128
Technologies	516	540	537
Operation and administration**	-	-
Our subsidiaries***, excluding our wholly owned dealer	142	181	51
Total	3,645	3,563	3,358
_______________________
*Includes the customer-facing units: business customers, sales and services and supply chain.
** In 2015 the functions composing the operation and administration unit were transferred to other units as follows: the finance unit - 45 employees, human resources unit – 30 employees and marketing unit - 11 employees.
***Includes companies in which we hold 50% or more of the issued share capital. Includes 100 and 133 employees in 2015 and 2016, respectively, of one of our subsidiaries which was sold in 2017.
**** In February 2018, following the transfer of 013 Netvision's operations into Cellcom Fixed Line Communications Limited Partnership (both our wholly owned subsidiaries), all 013 Netvision employees became employees of Cellcom Israel Ltd.

In 2015, we entered into a collective employment agreement with the Company's employees' representatives and the Histadrut, an Israeli labor union, for a term of three years (2015-2017). We are negotiating the renewal of the agreement. The agreement applies to the Company's employees, excluding certain managerial and specific positions. The agreement defines employment policy and terms in various aspects, which are more favorable to our employees than the requirements of Israeli law, including minimum wage, annual salary increase, incentives, benefits, participation in our operational income over a certain threshold and other one time or annual payments to the employees, as well as a welfare budget and procedures relating to manning a position, change of place of employment and dismissal. In November 2016, Dynamica, our wholly owned dealer, entered into a collective employment agreement with Dynamica's employees' representatives and the Histadrut, which is substantially similar to our collective employment agreement. In March 2018, the Histadrut announced a labor dispute at the Company. See also "Item 3. Key Information – D. Risk Factors – Risks Related to our Business – The unionizing of our employees may impede necessary organizational and personnel changes, result in increased costs or disruption to our operation".

Israeli labor laws govern many aspects of the terms and conditions of employment and dismissal of employees, including minimum wages for employees, severance pay (Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment) and the employer's obligation to contribute certain percentages of the wages to a pension plan. As of January 2017, contribution to a pension plan by the employee is 6% of the employee’s wages, with an additional 6.5% contribution by the employer. We contribute to part of our employees' pension arrangements a percentage higher than that required by applicable regulation, which contributions are also intended to cover future severance payments. Under the collective employment agreement, the contributions to severance payment of the employees shall amount to 8.3% of the employee wages, after completing 3 years of employment with us. A provision in our consolidated financial statements covers severance pay in other cases, such as to those employees who were not entitled to managers’ insurance or other pension arrangements.  Furthermore, we and our employees are required to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Such amounts also include payments by the employee for health insurance. As of January 1, 2018, the total payments to the National Insurance Institute are) up to 18% of an employee’s wages (up to a specified amount), of which the employee contributes approximately 12% and the employer contributes approximately 6%.

The Israeli labor law subjects employers to increased liability, including monetary sanctions and criminal liability, in cases of violations of certain labor laws and certain violations by contractors providing maintenance, security and cleaning services.

In 2015, the Minimum Wage Law was amended to increase the minimum wage paid to employees in Israel in four installments, from April 2015 to December 2017. The increase has adversely affected our results of operations.

 We enter into personal employment agreements with our employees on either a monthly (in most cases, full-time positions) or hourly basis. Employment agreements of our employees who are included in the collective agreement are subject to the provisions of the collective employment agreement. Substantially all of our employees have signed non-disclosure and non-competition agreements, although the enforceability of non-competition agreements is limited under Israeli law

Our employee compensation structure is aimed at encouraging and supporting employee performance towards enabling us to meet our strategic goals. Approximately 87% of our customer-facing employees are entitled to performance-based incentives, which are granted mainly to customer-facing personnel. In addition, some of our employees are entitled to an annual bonus based on our overall performance and individual performance, subject to the discretion of our Board of Directors. Under the collective employment agreement, some of our employees are entitled to an annual bonus. We also contribute funds on behalf of some of our employees to an education fund and under the collective employment agreement to all employees after completing 3 years of employment with us.

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

E.             SHARE OWNERSHIP

As of December 31, 2017, Koor beneficially owned 42,514,002 ordinary shares, and the voting rights in an additional 3,412,500 ordinary shares are held by Koor. In January 2018, 5% of our outstanding share capital held by Koor was transferred (through a lending transaction) to two Israeli Shareholders, which are considered joint controlling shareholders with Koor. In addition, as of December 31, 2017, 680,288 ordinary shares were held by an indirect subsidiary of IDB Development Ltd., or IDB (controlled by corporations controlled by Mr. Eduardo Elzstain) for its own account. This does not include a total of 5,760,060 ordinary shares held as of that date for members of the public through, among others, provident funds, mutual funds, pension funds, insurance policies and unaffiliated third-party client accounts, which are managed by indirect subsidiaries of IDB and DIC. Each of these entities (other than Koor, DIC and the Israeli Shareholders, respectively) and persons disclaims beneficial ownership of such shares, and all of these entities and persons disclaim beneficial ownership of our shares held under management of subsidiaries of IDB or DIC for others.  Except as described above, none of our executive officers or directors beneficially owns 1% or more of our outstanding ordinary shares.

Share Incentive Plans

We have introduced two Share Incentive Plans, the first in September 2006 and the second in March 2015, or the Plans. These option plans are open to all our employees, directors, consultants and sub-contractors and to those of our affiliates and our shareholders’ affiliates. Under the plan, our Board of Directors (or an option committee to which such authority may be delegated by our Board of Directors) is authorized to determine the terms of the awards, including the identity of grantees, the number of options or restricted stock units (“RSUs”) to be granted, the vesting schedule and the exercise price. The options or RSUs have a term of six years and under the 2006 plan vest in four equal installments on each of the first, second, third and fourth anniversary of the date of grant and under the 2015 plan vest in three equal installments on each of the first, second and third anniversary of the date of grant. Under the Plans, unvested options or RSUs terminate immediately upon termination of employment or service. The Plans define acceleration events of options or RSUs granted, including a merger, a consolidation, a sale of all or substantially all of our consolidated assets, or the sale or other disposition of all or substantially all of our outstanding shares. The Plans terminate upon the earlier of ten years from its adoption date or the termination of all outstanding options or RSUs pursuant to an acceleration event. The terms of the Plans provide for a net exercise mechanism, the result of which is to require us to issue a smaller number of ordinary shares than represented by the outstanding options. Unless the Board of Directors otherwise approves, the number of ordinary shares issuable by us upon the exercise of an option will represent a market value that is equal to the difference between the market price of the ordinary shares and the option exercise price of the exercised options, at the date of exercise.  Distribution of cash dividends before the exercise of the options reduces the exercise price of each option by an amount equal to the gross amount of the dividend per share distributed.

In December 2013, our compensation committee and board of directors resolved to grant 234,000 options under the 2006 share incentive plan to two executive officers, at an exercise price of US$ 14.65 per share. The options granted, in accordance and subject to our compensation policy provisions, vested in three equal installments on each of the first, second and third anniversary of the date of grant. The options of the third installment may be exercised with 18 month from their vesting.

In August 2015, our compensation committee and board of directors resolved to grant 2,660,000 options under the 2015 share incentive plan to certain non-director officers and senior employees, of which 1,740,000 options were granted to the Company's executive officers, including 525,000 options to Mr. Sztern, the Company's CEO, at an exercise price of NIS 25.65 per share. Mr. Sztern's grant was further subject to shareholders approval in accordance with the Israeli Companies Law, which was received in October 2015. In November 2016, our board of directors resolved to grant 63,000 options under the 2015 share incentive plan to certain senior employees, at an exercise price of NIS 29.97 per share. The options granted will be vested in three equal installments on each of the first, second and third anniversary of the date of grant. The options of the first installment may be exercised within 24 months from their vesting, and the options of the second and third installments may be exercised with 18 month from their vesting. We will record the total sum of approximately NIS 12 million, as a compensation cost related to these grants, over the vesting period (2015 – 2019).

In November 2017, senior employees and non-director officers of the Company sold an aggregate of 399,078 shares of the Company issued to them upon their exercise of vested options, constituting approximately 0.39% of the Company’s issued share capital, to financial institutions. To our knowledge, the purchasers intended to place such shares for sale outside the United States to non-US investors.

As of December 31, 2017, an aggregate of 963,665 ordinary shares were issuable upon exercise of options according to the terms above.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.             MAJOR SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our shares as of December 31, 2017, by each person, or group of affiliated persons, known to us to be the beneficial owner of 5% or more of our outstanding shares.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes any shares issuable pursuant to options that are exercisable within 60 days of December 31, 2017. Any shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 101,044,557 ordinary shares outstanding as of December 31, 2017. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, our major shareholders do not have different voting rights and the persons named in the table have sole voting and investment power with respect to all ordinary shares held by them.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent

Koor Industries Ltd., or Koor *	45,926,502	45.45%
Psagot Investment House Ltd.**	6,440,219	6.37%
Clal Insurance Enterprises Holdings Ltd., or Clal***	6,072,646	6.01%
Directors and executive officers as a group (16 persons)****	78,000	0.08%

*
In September 2017, our shares held by DIC (as well as DIC's holdings in DIC Communication and Technology Ltd., or DICC, an Israeli company, a wholly owned subsidiary of DIC which also holds our shares), were transferred to Koor. Koor is a private company, wholly owned by DIC.

As of December 31, 2017, Koor's holdings included 30,325,647 ordinary shares held by Koor directly, 12,188,355 ordinary shares held by DICC and 3,412,500 ordinary shares, representing approximately 3.38% of our issued and outstanding shares, held by few shareholders whose voting rights are vested in Koor. Does not include (1) the holdings of Clal, which is a subsidiary of IDB, noted separately in the table, and (2) 367,702 ordinary shares (representing approximately 0.36% of our issued and outstanding shares) held as of December 31, 2017 for members of the public through, among others, provident funds, mutual funds, pension funds, insurance policies and unaffiliated third-party client accounts, which are managed by an indirect subsidiary of DIC.

In January 2018, 5% of our outstanding share capital held by Koor was transferred (through a lending transaction) to two Israeli Shareholders (2.5% to each). One of them is controlled by Mr. Mauricio Wior, the vice chairman of the Company and the other one is controlled by an officer of a company controlled by the Company's controlling shareholder. The Israeli Shareholders are considered joint controlling shareholders with Koor. See "- Agreements Among our Shareholders" below.

The Israeli Shareholders have appointed one member of our board of directors pursuant to our cellular license and our Articles of Association and in March 2018 DIC's CEO was appointed as a member of our board of directors.

DIC, a public Israeli company traded on the Tel Aviv Stock Exchange, was owned 70.74% by IDB until December 2017. In November 2017, as part of IDB's alignment with the limitations set in the Concentration Law regarding pyramidal structure, IDB completed the sale of its holdings in DIC to a private company controlled by various companies controlled by Mr. Eduardo Elzstain. Such private company currently holds approximately 77% of DIC's outstanding shares. Pursuant to such sale these DIC's shares have been pledged as collateral to IDB's debentures' holders and IDB, in several pledges of different rank.

Based on the foregoing, DIC (by reason of its control of Koor), companies controlled by Eduardo Elsztain (as described above), and Eduardo Elsztain may be deemed to share with Koor the power to vote and dispose of our shares beneficially owned by Koor. Each of these entities (other than Koor, DIC and the Israeli Shareholders, respectively) and persons disclaims beneficial ownership of such shares, and all of these entities and persons disclaim beneficial ownership of our shares held under management of subsidiaries of IDB or DIC for others.

**
Based on a Schedule 13G filed by Psagot Investment House Ltd. with the SEC on February 12, 2018, it has shared dispositive power with respect to 6,440,219 shares and shared voting power with respect to 3,229,193 shares.

***  Clal is a TASE-listed subsidiary of IDB. Based on a Schedule 13G filed by Clal with the SEC on February 14, 2018, 680,288 shares are held for its own account and the remainder is held for members of the public through, among others, provident funds, pension funds, insurance policies which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions.

****Includes 78,000 ordinary shares issuable upon the exercise of stock options that are exercisable on, or within 60 days following December 31, 2017.

As of December 31, 2017, we had 19 holders of record of our equity securities who are, to our knowledge, located in the United States. The shares held by these holders of record represent 94.3% of our outstanding ordinary shares. However, this number is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are located because nearly all of such ordinary shares were held of record by Cede & Co. for the account of the brokers or other nominees, including the Tel Aviv Stock Exchange; approximately 42.07% of our ordinary shares owned directly and indirectly by Koor as of December 31, 2017 is also held of record by Cede & Co.

In 2016, DIC purchased approximately 0.5% of our issued share capital on the TASE.

B.             RELATED PARTY TRANSACTIONS

Agreements among our Shareholders

In January 2018, Koor entered into a lending transaction under which 5% of our outstanding share capital held by Koor was transferred to two Israeli Shareholders (2.5% to each), or the Transferred Shares. One of them is controlled by Mr. Mauricio Wior, the vice chairman of the Company, and the other is controlled by an officer of a company controlled by the Company's controlling shareholder. The main terms of the agreement are:

·	The agreement will be in force until December 31, 2018 and will be automatically extended by a one year term until terminated according to its terms.

·
Koor will have the right to terminate the agreement at any time and receive all or part of the Transferred Shares. The Israeli Shareholders will not be able to transfer the Transferred Shares without Koor's approval and subject to additional terms, including the transferees assuming the Israeli Shareholder's obligation towards Koor pursuant to the Agreement, the transferees being "Israeli Shareholders" under the Company's cellular license and the MOC's prior approval of such transfer, if required.

·
As long as such requirement exits in the Company's cellular license, the Israeli Shareholders will have the right to appoint 10% of our directors )currently – one director). The Israeli Shareholders will vote with Koor in all shareholders resolutions (including the nomination of directors suggested by Koor). The Israeli Shareholders will be considered as joint-holders with Koor in our shares according to the Israeli Securities Law and, therefore, joint controlling shareholders.

·
The Transferred Shares (including all rights or income therefrom) will be pledged by a first-degree pledge in favor of Koor, and any realization of such pledge will be subject to the receipt of the MOC's approval, if required.

·
In case of any dividend or other distribution (including rights by way of a rights offering), these will be transferred by the Israeli Shareholders to Koor. In case of other corporate actions, including conversion, sub-division, consolidation etc., Koor may notify the Israeli Shareholders, at its sole discretion, if such rights will be part of the Transferred Shares or shall be transferred to Koor.

Minority shareholders agreements

Original minority shareholders (or their successors and assignees) currently own approximately 3.38% of our outstanding ordinary shares. These minority shareholders have granted the voting rights in these shares to Koor and are restricted from transferring these shares without the prior written consent of Koor and their transfer are subject to a right of first refusal in favor of Koor. Each of these minority shareholders has also committed not to compete, directly or indirectly, with our cellular communications business in Israel so long as he is a shareholder and for a period of one year thereafter.

Migdal 2006 share purchase agreement

In 2006, DIC sold 4% of our then outstanding ordinary shares to Migdal Insurance Company Ltd. and two of its affiliates, or the Migdal shareholders. As part of this transaction, DIC granted the Migdal shareholders a tag along right, in the event it sells shares resulting in it no longer being a controlling shareholder. In return, DIC has the right to force the Migdal shareholders to sell their shares in a transaction in which DIC sells all of its shares to a purchaser outside DIC or IDB and their affiliates. To the best of our knowledge, no such right has materialized.

Relationship with Affiliates

As of December 31, 2017, an aggregate amount of approximately NIS 19 million principal amount of our Series F, G, H, I, J and K Debentures were held by entities affiliated with DIC and IDB’s principal shareholders or officers for the benefit of members of the public through provident funds, mutual funds, pension funds and unaffiliated third-party client accounts.

 As of December 31, 2017, 680,288 of our ordinary shares were held by an indirect subsidiary of IDB for its own account and an aggregate of 5,760,060 of our ordinary shares were held by members of the public through, among others, provident funds, mutual funds, pension funds, insurance policies and unaffiliated third-party client accounts, which are managed by indirect subsidiaries of IDB and DIC. Such holdings are not included in the holdings set forth in the Beneficial Owners' table above.

In October 2006, we entered into an agreement with DIC pursuant to which DIC provided us with services in the areas of management, finance, business and accountancy and with employees and officers of DIC and its affiliates and subsidiaries to be directors of the Company, including the services of the chairman of our board of directors. This agreement is for a term of one year and is automatically renewed for one-year terms unless either party provides 60 days’ prior notice to the contrary. In 2015, the agreement was amended so that the annual consideration for DIC's management services would be equal to the director's fees (both the annual fee and the meeting attendance fee) paid to our external and independent directors (see "– Executive Officer and Director Compensation" above), for each director that DIC nominates or proposes to our Board of Directors, but no more than five directors.

Under the Israeli Companies Law, an agreement with a controlling shareholder, such as our management services agreement with DIC, cannot continue for more than three consecutive years unless re-approved by the audit committee, board of directors and minority shareholders. Accordingly, our audit committee, board of directors and minority shareholders approved the agreement for a term ending in October 2018. In 2017, we paid such management fees to DIC for the services of Mr. Ami Erel, our Chairman of the board of directors, for the period commencing January 2017 and ending June 2017 (when a monthly remuneration to Mr. Ami Erel as an executive director was approved). Since then and until the end of 2017, no director's services were included in the management agreement and no management fees were paid to DIC (or Koor).

In the ordinary course of business, from time to time, we purchase, lease, sell and cooperate in the sale of goods and services, or otherwise engage in transactions with DIC,  IDB or affiliates thereof, entities affiliated with DIC or IDB’s principal shareholders or officers and entities otherwise engaged with such DIC or IDB member or affiliates in a manner that may create a personal interest of our controlling shareholders or directors. We believe that all such transactions are on commercial terms comparable to those that we could obtain from unaffiliated parties. These transactions are subject to rigorous corporate governance rules, as described under Item 6.C under "Approval of Specified Related Party Transactions under Israeli Law".

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

Increased number of requests for certification of class action lawsuits against us may increase our legal exposure as a result of such class action lawsuits and our legal costs in defending against such suits. See “Item 3. Key Information – D. Risk Factors – We are exposed to, and currently are engaged in, a variety of legal proceedings, including class action lawsuits.”

In cases where the claim is approved, all amounts noted below will be adjusted to reflect changes in the Israeli CPI and statutory interest, from the date that each claim was filed.

Based on advice of counsel, we believe it is more likely than not that substantially all the claims and disputes detailed below will be determined in our favor and accordingly, no provision has been made in the financial statements in respect of these claims and disputes. We have made a provision in the amount of approximately NIS 49 million for the claim/s and dispute/s we are willing to settle or for which we cannot reach a conclusion that it is more likely than not that the claim/s and dispute/s will be determined in our favor.

Purported class actions

35 purported class actions have been filed against us in connection with allegations that we, among others (i) unlawfully, in violation of our license or agreements with our subscribers, charged or overcharged our subscribers for our services, (ii) misled our subscribers or unlawfully sent our subscribers and other parties commercial messages, (iii) unlawfully, in violation of our license or agreements with our subscribers, discriminated among our subscribers, or (iv) failed to provide customer care in accordance with the provisions of our license and applicable law. The amount claimed estimated by the plaintiffs in these purported class actions ranges from approximately NIS 3.2 million to NIS 405 million, or was not estimated by the plaintiffs if the lawsuits are certified as class actions or were filed against us and other defendants without specifying the amount claimed from us.  In addition, in Four purported class actions, three in which the aggregate amount claimed estimated by the plaintiffs was approximately NIS 104 million and a fourth in which no amount claimed was estimated by the plaintiffs, were dismissed (in whole or in part) and  appealed by the plaintiffs or us (for details of those which were approved and appealed see  "-Class actions" below). In addition, in two purported class action, for which the aggregate amount claimed estimated by the plaintiffs was approximately NIS 15.1 billion, settlement agreements were filed with the court and the proceedings are still pending.

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

In December 2017, the district court partially approved a request to certify a lawsuit filed against us in May 2015 as a class action, relating to an allegation that we breached the agreements with our subscribers by charging them for a call details service, which was previously provided free of charge, without obtaining their consent. In February 2018, we appealed the approval of this allegation to the Supreme Court and the plaintiff appealed the dismissal of other allegations.  The total amount claimed was not estimated by the plaintiffs.

Dividend Policy

Our dividend policy targets the distribution of at least 75% of our annual net income on a quarterly basis, subject to applicable law, our license and our contractual obligations and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. Our debentures and other credit facilities include additional limitations, including a covenant not to distribute more than 95% of the profits available for distribution according to the applicable Israeli law (“Profits”), provided that if net leverage (defined as the ratio of net debt to EBITDA over four consecutive quarters) exceeds 3.5:1, we will not distribute more than 85% of the Profits and if net leverage exceeds 4.0:1, we will not distribute more than 70% of the Profits. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service" and "– Other Credit Facilities". Our Board of Directors will consider, among other factors, our expected results of operation, including changes in pricing, regulation and competition, planned capital expenditure for technological upgrades, and changes in debt service needs, including due to changes in interest rates or currency exchange rates, as well as our debentures' rating, in order to conclude whether there is no reasonable concern that a distribution of dividends will prevent us from satisfying our existing and foreseeable obligations as they become due. Dividend payments are not guaranteed and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends or to pay dividends at a ratio to net income that is less than that paid in the past.  For example, our Board of Directors may determine not to distribute dividends in order to strengthen our balance sheet, that market conditions are uncertain or that our cash needs for debt service, capital expenditures or operations require that we do not pay dividends when considered. Accordingly, shareholders should not expect that any particular amount or at all will be distributed by us as dividends at any time, even if we have previously made dividend payments in such amount.

Our ability to pay dividends is subject to the following limitations under Israeli law: (1) dividends may only be paid out of cumulative retained earnings or out of retained earnings over the prior two years, provided that there is no reasonable concern that the payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due; and (2) our license requires that we and our 10% or more shareholders maintain at least $200 million of combined shareholders’ equity. Our shareholders’ equity on December 31, 2017 was over $ 200 million.

When we declare dividends, we do so in NIS and convert them for payment in US$ (where applicable) based upon the daily representative rate of exchange as published by the Bank of Israel prior to the distribution date.

In 2015, 2016 and 2017 our Board of Directors chose not to declare dividends given the intensified competition and its adverse effect on our results of operations and in order to strengthen our balance sheet.

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

	High	Low
	NIS	NIS
Annually

2013	49.3	26.3
2014	48.5	33.5
2015	32.7	13.9
2016	32.7	22.3
2017	41.1	30.3

Quarterly
2016
First Quarter	27.3	22.3
Second Quarter	32.5	22.4
Third Quarter	29.8	25.0
Fourth Quarter	32.7	27.3
2017
First Quarter	41.1	31.4
Second Quarter	38.5	32.3
Third Quarter	35.1	30.3
Fourth Quarter	37.4	32.9

Monthly
2017
September	34.1	31.2
October	34.6	32.9
November	35.9	32.9
December	37.4	34.2
2018
January	36.6	31.8
February	31.2	28.1

On March 22, 2018, the closing price per share of our ordinary shares on the TASE was NIS 25.62.

Trading in the United States

Our ordinary shares have traded on the New York Stock Exchange, or NYSE, under the symbol CEL since February 7, 2007.

The following table sets forth, for the periods indicated, the high and low prices in $ for our ordinary shares on the NYSE, as retroactively adjusted by the NYSE to reflect the payment of dividends.

	High	Low
	$	$
Annually

2013	14.1	7.1
2014	14.0	8.5
2015	8.4	3.6
2016	8.6	5.7
2017	11.1	8.4
Quarterly
2016
First Quarter	8.4	9.0
Second Quarter	5.2	9.0
Third Quarter	7.2	8.4
Fourth Quarter	8.1	9.1
2017
First Quarter	11.1	9.0
Second Quarter	10.7	9.0
Third Quarter	9.8	8.4
Fourth Quarter	10.4	9.1

Monthly
2017
September	9.7	8.8
October	9.8	9.1
November	10.2	9.2
December	10.4	9.6
2018
January	10.6	9.3
February	9.1	8.0

On March 22, 2018, the closing price per share of our ordinary shares on the NSYE was $ 7.15.

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

The restrictions included in our licenses regarding holding and transferring of our means of control are included in our articles of association. For more details relating to these restrictions, see “Item 4. Information on the Company – B. Business Overview – Government Regulations – Cellular Segment – Our Cellular License” and our principal license, a convenience translation of which has been filed with the SEC. See "Item 19 – Exhibits". The holding and transfer restrictions under our licenses are posted on our website at http://investors.cellcom.co.il under “Investor Relations – Corporate Governance –Legal and Corporate.”

Voting

Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meetings either in person, by proxy or by written ballot. Shareholder voting rights may be affected by the grant of special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.  As required under our license, our articles of association provide that any holdings of our ordinary shares that contravene the holding or transfer restrictions contained in our license (see “—Transfer of Shares” above) will not be entitled to voting rights. In addition, our license requires that as a condition to voting at any meeting of shareholders, in person or by proxy, each shareholder must certify that its holdings of our shares do not contravene the restrictions contained in our license.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors.  Rather, under our articles of association our directors (other than external directors and directors appointed by Israeli Shareholders – see “Item 6.A – Directors and Senior Management—External Directors” and “-Israeli Appointed Directors.” above) are elected at a shareholders meeting by a simple majority of our ordinary shares.  Directors may also be appointed for office by our Board of Directors until the next annual general meeting of shareholders.

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

We have undertaken to indemnify our directors, officers and certain other employees for certain events listed in the indemnification letters given to them. In respect of office holders whom our controlling shareholders have a personal interest in their receiving indemnification letters from us, such indemnification was approved for a period of three years from our annual shareholder meeting held in 2011 and in 2014 and 2017 was extended by our audit committee and board of directors for a three year period until 2020, according to regulations promulgated under the Israeli Companies Law. Excluding reasonable litigation expenses, as described above, the aggregate amount payable to all directors and officers and other employees who may have been or will be given such indemnification letters is limited to the amounts we receive from our insurance policy plus 30% of our shareholders’ equity as of December 31, 2001, or NIS 486 million, and to be adjusted by the Israeli CPI.

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

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders who are not exempt from Israeli income tax under Israeli law or an applicable tax treaty. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies by certain shareholders are restricted.  Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, tax then becomes payable even if no actual disposition of the shares has occurred.  For information regarding Israeli tax on the sale of our shares, see “Item 10.E - Taxation—Israeli Tax Considerations—Capital Gains Tax on Sales of Our Ordinary Shares.”

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

Registration Rights Agreement

DIC and certain other shareholders entered into a registration rights agreement with us in 2006. As of December 31, 2017, 42,514,002 ordinary shares, held by DIC directly and through its wholly-owned subsidiary, are entitled to registration rights as well as any additional shares still held, if held, by the other shareholders who joined the agreement.

The registration rights holders are entitled to one demand registration per 12-month period, so long as such request is initiated by registration rights holders of at least 3.25% of the then outstanding registrable securities and the demand refers to a minimum of 3% of our then outstanding share capital, subject to customary deferral rights. In addition, in connection with any public offerings that we initiate in the future, if we propose to register any of our securities for our own account or for the account of any of our shareholders other than in a demand registration, the registration rights holders have piggyback rights to include their shares, subject to customary underwriters’ cutback rights.

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

E.             TAXATION

U.S. Federal Income Tax Considerations

The following is a general discussion of certain material U.S. federal income tax consequences to the U.S. holders described below of ownership and disposition of the Company’s shares.  This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a U.S. holder in light of the U.S. holder’s particular circumstances and does not address U.S. state, local and non-U.S. tax consequences.  This discussion does not address the potential application of the provisions of the Internal Revenue Code of 1986, as amended, or the Code, known as the Medicare contribution tax or any alternative minimum tax consequences. The discussion applies only to U.S. holders that hold the Company's shares as capital assets for U.S. federal income tax purposes, and it does not describe all of the tax consequences that may be relevant to U.S. holders subject to special rules, such as certain financial institutions, insurance companies, dealers or traders in securities or foreign currencies, persons holding the shares as part of a hedge, straddle, conversion transaction or other integrated transaction, persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, tax-exempt organizations, shareholders that own or are deemed to own 10% or more of the Company’s stock by vote or value, or shareholders that own our shares in connection with a trade or business conducted outside of the United States.

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

Passive Foreign Investment Company Rules

The Company believes that it was not a PFIC for the taxable year of 2017. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets  from time to time, there can be no assurance that the Company will not be a PFIC for any taxable year.  If the Company were a PFIC for any taxable year during which a U.S. holder owned a share in the Company, certain adverse consequences could apply to the U.S. holder. Specifically, gain recognized by a U.S. holder on a sale or other disposition of a share would be allocated ratably over the U.S. holder’s holding period for the share.  The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability.  Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. holder on the Company's shares during the preceding three years or the U.S. holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (such as a mark-to-market election) may be available to U.S. holders and may result in alternative tax treatment. In addition, if the Company were a PFIC for a taxable year in which we pay a dividend or the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate holders would not apply. If the Company were a PFIC for any taxable year in which a U.S. holder owned the Company’s shares, the U.S. holder would generally be required to file annual returns with the Internal Revenue Service, or the IRS, on IRS Form 8621.

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

Certain U.S. holders who are individuals and certain entities closely-held by individuals may be required to report on IRS Form 8938 information relating to their holdings of the Company's shares, subject to certain exceptions (including an exception for securities held in accounts maintained by U.S. financial institutions). U.S. holders should consult their tax advisers regarding the application of these rules in the U.S. holders’ particular circumstances.

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

Taxation of Israeli Companies

General Corporate Tax Structure

Generally, Israeli companies were subject to corporate tax at the rate of 26.5% for the 2015 tax year, 25% for the 2016 tax year and 24% for the 2017 tax year. Under an amendment to the Israeli Income Tax Ordinance enacted in December 2016, the corporate tax rate will decrease to 23% for 2018 and subsequent tax years. Israeli companies are generally subject to capital gains tax at the corporate tax rate.

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

As of January 1, 2013, shareholders that are individuals who have taxable income  that exceeds NIS 800,000 in a tax year (linked to the Israeli CPI each year), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which exceeds such threshold. For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions. Under an amendment to the Israeli Income Tax Ordinance enacted in December 2016, for 2017 and subsequent years the rate of High Income Tax will increase to 3% and will be applicable to annual income exceeding NIS 640,000 (linked to the CPI each year) (NIS 641,880 in 2018).

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

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the course of our normal operations, we are exposed to market risks including fluctuations in foreign currency exchange rates, interest rates and the Israeli CPI. We are exposed to currency risks primarily as a result of purchasing inventory and fixed assets mainly in U.S. dollars while almost all of our cash receipts are in NIS. A substantial amount of our cash payments are incurred in, or linked to foreign currencies. In particular, in 2016 and 2017, such payments represented approximately 14% and 16%, respectively, of total cash outflows (including payments of principal and interest on our debentures). Also, we are exposed to interest rate risks through our hedging instruments and to possible fluctuations in the Israeli CPI through our Series F, H and J debentures.

In order to protect ourselves from fluctuations in foreign currency exchange rates, we have established a foreign currency hedging program. Under this program, we currently hedge part of our U.S. dollar liabilities, firm commitments and budgeted expenditures for up to 12 months using foreign currency forward exchange contracts and currency options.  A foreign currency forward exchange contract is a contract whereby we agree to buy or sell a foreign currency at a predetermined exchange rate at a future date. A currency option is an option to buy or sell a foreign currency at a predetermined exchange rate at a future date.  The exchange rate fluctuations that impact our foreign currency denominated financial liabilities, firm commitments and budgeted expenditures are intended to be offset by gains and losses on these hedging instruments.

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

As of December 31, 2017, we had three outstanding series of debentures, which are linked to the Israeli CPI, in an aggregate principal amount of approximately NIS 1.7 billion.  As of December 31, 2017, we had forward Israeli CPI / NIS transactions, in a total amount of approximately NIS 0.5 billion, with an average maturity period of seven months, in order to hedge our exposure to fluctuations in the Israeli CPI. We periodically review the possibility of entering into additional transactions in order to lower the exposure in respect of the debentures.

Set forth below is the composition of the derivative financial instruments at the following dates:

	As of December 31,
	2015		2016		2017
	Par Value	Fair Value	Par Value	Fair Value	Par Value	Fair Value
	(In NIS millions)
Forward contracts on foreign currency exchange rate (mainly US$– NIS)	98	1	95	1	105	(1)
Forward contracts on Israeli CPI rate	1,200	(32)	800	(22)	500	(17)
Options on the foreign currency exchange rate (mainly US$– NIS)	137	-	(95)	1	(105)	1
Total	1,435	(31)	800	(20)	500	(17)

Sensitivity information

Without taking into account our hedging instruments and based upon our debt outstanding as at December 31, 2017, fluctuations in foreign currency exchange rates, or the Israeli CPI would affect us as follows:

·	an increase of 1% of the Israeli CPI would result in an increase of approximately NIS 2.0 million in our financing expenses;

·	a devaluation of the NIS against the U.S. dollar of 1% would increase our financing expenses by approximately NIS 0.1 million.

For additional details see note 21 to our financial statements, included elsewhere in this report.

ITEM 12.        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.        CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2017, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

·
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

·
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition and use of disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2017. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

Based on our assessment, management believes that as of December 31, 2017 our internal control over financial reporting is effective based on these criteria.

Attestation Report of the Registered Public Accounting Firms

The effectiveness of management's internal control over financial reporting as of December 31, 2017 has been audited by our independent registered public accounting firm, Somekh Chaikin, a member firm of KPMG International and its report as of March 25, 2018, expresses an unqualified opinion on the Company's internal control over financial reporting.

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

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member firm of KPMG International, served as our sole independent registered public accounting firm until May 2016. From May 2016 until July 2017, Somekh Chaikin and Keselman & Keselman, a member of PricewaterhouseCoopers International Limited, served as our joint independent registered public accounting firms. As of July 25, 2017 Keselman & Keselman concluded their services and Somekh Chaikin returned to being our sole independent registered public accounting firm. See Item 16F below.

These accountants billed the following fees to us for professional services in each of those fiscal years:

	2016	2017
	(NIS in thousands)
Audit Fees	2,575	2,370
Tax Fees	175	73
Total	2,750	2,443

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC. These fees also include  accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time. “Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance, tax advice, other than in connection with the audit. Tax compliance involves audit of original and amended tax returns, tax planning and tax advice.

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants, and the maximum pre-approved fees that may be paid as compensation for each pre-approved service in those categories. Any proposed services exceeding the maximum pre-approved fees or audit matters that were not pre- aproved require specific approval by the Audit Committee.

The Audit Committee has delegated part of its pre-approval authority to the chairman of the Audit Committee, subject to ratification by the entire Audit Committee.

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.     CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On July 25, 2017, Keselman & Keselman declined to stand for re-election as our joint independent registered public accounting firm together with Somekh Chaikin by mutual consent with us. Keselman & Keselman's audit report on our consolidated financial statements for the fiscal year ended December 31, 2016 (the only consolidated financial statements of ours that they audited) did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During our fiscal year ended December 31, 2016 and the subsequent interim period through July 2017, there were no disagreements between us and Keselman & Keselman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Keselman & Keselman's satisfaction, would have caused Keselman & Keselman to make reference to the matters in connection with their reports on our consolidated financial statements. During our fiscal year ended December 31, 2016 and the subsequent interim period through July 2017, there were no “reportable events,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

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

ITEM 16H.     MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.        FINANCIAL STATEMENTS

See Item 18.

ITEM 18.        FINANCIAL STATEMENTS

See pages F-1 through F-77 of this annual report.

ITEM 19.        EXHIBITS

Exhibit Number	Description

1.1	Updated Articles of Association and Memorandum of Association *
2.1	Form of Ordinary Share Certificate(1)
4.2	Series B Indenture dated December 21, 2005 and an addendum dated February 27, 2006 between Cellcom and Hermetic Trust (1975) Ltd.(1)
4.4	Series D Indenture dated September 20, 2007, between Cellcom and Hermetic Trust (1975) Ltd. (2)
4.5	Series E Indenture dated March 31, 2009, between Cellcom and Hermetic Trust (1975) Ltd. (3)
4.6	Shelf Prospectus Indenture dated July 14, 2011, between Cellcom and Hermetic Trust (1975) Ltd. (4)
4.7	Shelf Prospectus Indenture dated March 7, 2012, between Cellcom and Strauss Lazar Trust Company (1992) Ltd. (4)
4.7.1	Amendment and Addendum no. 1 to the Indenture from January 19, 2012, dated March 7, 2012, between Cellcom and Strauss Lazar Trust Company (1992) Ltd. (4)
4.8	Series H and I Indenture dated June 23, 2014, between Cellcom and Mishmeret Trust Services Company Ltd., as amended in Addendum no.1 dated June 26, 2014(5)
4.9	Series J and K Indenture dated September 25, 2016, between Cellcom and Mishmeret Trust Services Company Ltd. (8)
4.10	Series L Indenture dated January 21, 2018, between Cellcom and Strauss Lazar Trust Company (1992) Ltd.*
4.11	Amended 2006 Share Incentive Plan(6)
4.12	Registration Rights Agreement dated March 15, 2006 among Cellcom, Goldman Sachs International, DIC, DIC Communications and Technology Ltd. and PEC Israel Economic Corporation(1)
4.13	Amended Non-Exclusive General License for the Provision of Mobile Radio Telephone Services in the Cellular Method dated June 27, 1994*
4.14	Netvision Ltd. Merger Agreement(4)
4.15	Amended 2015 Share Incentive Plan(7)
4.16	Instruments defining the terms of loans provided to Cellcom and series K private placement agreement We agree to furnish to the SEC upon request, copies of our such agreements.
8.1	Subsidiaries of the Registrant*
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act *
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act *
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act *
15.1	Consent of Independent Registered Public Accounting Firm - Somekh Chaikin *

Exhibit Number	Description

15.2	Consent of Independent Registered Public Accounting Firm - Keselman & Keselman *
15.3	Letter of Keselman & Keselman addressed to the SEC pursuant to Item 16F *
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
______________

*	Filed herewith.

(1)	Incorporated by reference to our registration statement on Form F-1 (registration no. 333-140030) filed with the SEC on January 17, 2007.

(2)	Incorporated by reference to our annual report on Form 20-F for the year 2007 filed with the SEC on March 18, 2008.

(3)	Incorporated by reference to our annual report on Form 20-F for the year 2009 filed with the SEC on March 2, 2010.

(4)	Incorporated by reference to our annual report on Form 20-F for the year 2011 filed with the SEC on March 7, 2012.

(5)	Incorporated by reference to our annual report on Form 20-F for the year 2014 filed with the SEC on March 16, 2015.

(6)	Incorporated by reference to our registration statement on Form S-8 filed with the SEC on November 15, 2012.

(7)	Incorporated by reference to our registration statement on Form S-8 filed with the SEC on August 13, 2015.

(8)	Incorporated by reference to our annual report on Form 20-F for the year 2016 filed with the SEC on March 20, 2017.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cellcom Israel Ltd.
By:	/s/ Nir Sztern
	Name:	Nir Sztern
	Title:	President and Chief Executive Officer

Date: March 26, 2018

Cellcom Israel Ltd. and Subsidiaries Consolidated Financial Statements As at December 31, 2017 (Audited)

Somekh Chaikin
KPMG Millennium Tower
17 Ha’arba’a Street, PO Box 609
Tel Aviv 61006, Israel
+972 3 684 8000

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
 Cellcom Israel Ltd.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Cellcom Israel Ltd. and subsidiaries (the Company) as of December 31, 2017, the related consolidated statement of income, comprehensive income, changes in equity, and cash flows for the year ended December 31, 2017, and the related notes  (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Change in Accounting Principle

As discussed in Note 2F to the consolidated financial statements, the Company has changed its method of accounting for revenue recognition as of January 1, 2017 due to the adoption of International Financial Reporting Standard No. 15 Revenue from Contracts with Customers.

Convenience Translation
The consolidated financial statements as of and for the year ended December 31, 2017 have been translated into United States dollars (“dollars”) solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Israeli Shekels have been translated into dollars on the basis set forth in Note 2D to the consolidated financial statements.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

We have served as the Company’s auditor since 1994.

Tel Aviv, Israel
March 25, 2018

Report of Independent Registered Public Accounting Firms

To the Shareholders of
Cellcom Israel Ltd.

We have audited the accompanying consolidated statements of financial position of Cellcom Israel Ltd. (hereinafter – “the Company”) and subsidiaries as of December 31, 2016 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year ended December 31, 2016. The Company’s management and Board of Directors are responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and Board of Directors, and evaluating the overall financial statement presentation. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ Somekh Chaikin Certified Public Accountants (Isr.) Member Firm of KPMG International Tel Aviv, Israel March 14, 2017	/s/ Kesselman & Kesselman Certified Public Accountants (lsr.) A member firm of PricewaterhouseCoopers International Limited

Somekh Chaikin
KPMG Millennium Tower
17 Ha’arba’a Street, PO Box 609
Tel Aviv 61006, Israel
+972 3 684 8000

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Cellcom Israel Ltd.

We have audited the accompanying consolidated statements of income, comprehensive income, changes in equity, and cash flows of Cellcom Israel Ltd. (hereinafter – “the Company”) and subsidiaries for the year ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of the Company and subsidiaries’ operations and their cash flows for the year ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International
Tel Aviv, Israel
March 14, 2016

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Financial Position

				Convenience
				translation into
				US dollar (Note 2D)
		December 31,	December 31,	December 31,
		2016	2017*	2017*
	Note	NIS millions	NIS millions	US$ millions

Assets
Cash and cash equivalents	8	1,240	527	152
Current investments, including derivatives		284	364	105
Trade receivables	9	1,325	1,280	369
Current tax assets	28	25	4	1
Other receivables	9	61	89	26
Inventory	10	64	70	20

Total current assets		2,999	2,334	673

Trade and other receivables	9	796	895	258
Property, plant and equipment, net	11	1,659	1,598	461
Intangible assets and others, net	12	1,207	1,260	364
Deferred tax assets	28	1	-	-

Total non- current assets		3,663	3,753	1,083

Total assets		6,662	6,087	1,756

Liabilities
Current maturities of debentures and of loans from financial institutions	17	863	618	179
Trade payables and accrued expenses	13	675	652	188
Current tax liabilities	28	-	4	1
Provisions	14	108	91	26
Other payables, including derivatives	15	279	277	80

Total current liabilities		1,925	1,642	474

Long-term loans from financial institutions	17	340	462	134
Debentures	17	2,866	2,360	681
Provisions	14	30	21	6
Other long-term liabilities	16	31	15	4
Liability for employee rights upon retirement, net	18	12	15	4
Deferred tax liabilities	28	118	131	38

Total non- current liabilities		3,397	3,004	867

Total liabilities		5,322	4,646	1,341

Equity attributable to owners of the Company	19
Share capital		1	1	-
Cash flow hedge reserve		(1)	-	-
Retained earnings		1,322	1,436	414

Non-controlling interests		18	4	1

Total equity		1,340	1,441	415

Total liabilities and equity		6,662	6,087	1,756

Date of approval of the consolidated financial statements: March 25, 2018.

* See Note 2F regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Income

					Convenience
					translation into US
					dollar (Note 2D)
		Year ended	Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,	December 31,
		2015	2016	2017*	2017*
	Note	NIS millions	NIS millions	NIS millions	US$ millions

Revenues	22	4,180	4,027	3,871	1,117
Cost of revenues	23	(2,763)	(2,702)	(2,680)	(773)

Gross profit		1,417	1,325	1,191	344

Selling and marketing expenses	24	(620)	(574)	(479)	(138)
General and administrative expenses	25	(465)	(420)	(426)	(123)
Other income (expenses), net	26	(22)	(21)	11	3

Operating profit		310	310	297	86

Financing income		55	46	52	15
Financing expenses		(232)	(196)	(196)	(57)
Financing expenses, net	27	(177)	(150)	(144)	(42)

Profit before taxes on income		133	160	153	44

Taxes on income	28	(36)	(10)	(40)	(11)
Profit for the year		97	150	113	33
Attributable to:
Owners of the Company		95	148	112	33
Non-controlling interests		2	2	1	-
Profit for the year		97	150	113	33

Earnings per share	19
Basic earnings per share (in NIS)		0.95	1.47	1.11	0.32

Diluted earnings per share (in NIS)		0.95	1.47	1.10	0.32

Weighted-average number of shares used in the calculation of basic earnings per share (in shares)		100,589,458	100,604,578	100,654,935	100,654,935

Weighted-average number of shares used in the calculation of diluted earnings per share (in shares)		100,589,530	100,698,306	100,889,661	100,889,661

* See Note 2F regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Comprehensive Income

				Convenience
				translation into US
				dollar (Note 2D)
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2015	2016	2017	2017
	NIS millions	NIS millions	NIS millions	US$ millions

Profit for the year	97	150	113	33
Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Changes in fair value of cash flow hedges transferred to profit or loss, net of tax	1	1	1	-
Total other comprehensive income for the year that after initial recognition in comprehensive income was or will be transferred to profit or loss, net of tax	1	1	1	-
Other comprehensive income items that will not be transferred to profit or loss
Re-measurement of defined benefit plan, net of tax	(2)	(1)	-	-
Total other comprehensive loss for the year that will not be transferred to profit or loss, net of tax	(2)	(1)	-	-
Total other comprehensive income (loss) for the year, net of tax	(1)	-	1	-
Total comprehensive income for the year	96	150	114	33
Total comprehensive income attributable to:
Owners of the Company	94	148	113	33
Non-controlling interests	2	2	1	-
Total comprehensive income for the year	96	150	114	33

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Changes in Equity

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions

Balance as of January 1, 2015	1	(3)	1,078	1,076	16	1,092

Comprehensive income for the year
Profit for the year	-	-	95	95	2	97
Other comprehensive income (loss) for the year, net of tax	-	1	(2)	(1)	-	(1)
Transactions with owners, recognized directly in equity
Share based payments	-	-	3	3	-	3
Dividend to non-controlling intererst in a subsidiary	-	-	-	-	(1)	(1)
Options written over non-controlling interests in a consolidated company	-	-	(4)	(4)	(1)	(5)

Balance as of December 31, 2015	1	(2)	1,170	1,169	16	1,185

Comprehensive income for the year
Profit for the year	-	-	148	148	2	150
Other comprehensive income (loss) for the year, net of tax	-	1	(1)	-	-	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	5	5	1	6
Dividend to non-controlling intererst in a subsidiary	-	-	-	-	(1)	(1)

Balance as of December 31, 2016	1	(1)	1,322	1,322	18	1,340	386

Comprehensive income for the year
Profit for the year	-	-	112	112	1	113	33
Other comprehensive income for the year, net of tax	-	1	-	1	-	1	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	2	2	-	2	-
Derecognition of non-controlling interests due to loss of control in a consolidated company (see Note 7B)	-	-	-	-	(15)	(15)	(4)

Balance as of December 31, 2017	1	-	1,436	1,437	4	1,441	415

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

				Convenience
				translation into US
				dollar (Note 2D)
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2015	2016	2017*	2017*
	NIS millions	NIS millions	NIS millions	US$ millions
Cash flows from operating activities
Profit for the year	97	150	113	33
Adjustments for:
Depreciation and amortization	562	534	555	160
Share based payments	3	6	2	-
Loss (gain) on sale of property, plant and equipment	(1)	10	(1)	-
Gain on sale of shares in a consolidated company (see Note 7B)	-	-	(10)	(3)
Income tax expense	36	10	40	11
Financing expenses, net	177	150	144	42

Changes in operating assets and liabilities:
Change in inventory	4	21	(6)	(2)
Change in trade receivables (including long-term amounts)	209	(28)	132	38
Change in other receivables (including long-term amounts)	(34)	(5)	(191)	(55)
Change in trade payables, accrued expenses and provisions	(54)	-	(27)	(8)
Change in other liabilities (including long-term amounts)	(95)	20	28	8
Payments for derivative hedging contracts, net	-	-	(3)	(1)
Income tax paid	(68)	(88)	(44)	(12)
Income tax received	-	1	42	12
Net cash from operating activities	836	781	774	223

Cash flows used in investing activities
Acquisition of property, plant, and equipment	(305)	(295)	(346)	(100)
Additions to intangible assets and others	(91)	(73)	(237)	(68)
Dividend received	2	-	-	-
Change in current investments, net	231	(9)	(77)	(22)
Proceeds from sale of property, plant and equipment	4	2	1	-
Interest received	15	11	12	3
Repayment of a long-term deposit	48	-	-	-
Proceeds from sale of shares in a consolidated company, net of cash disposed (see Note 7B)	-	-	3	1
Net cash used in investing activities	(96)	(364)	(644)	(186)

* See Note 2F regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Cash Flows (cont'd)

				Convenience
				translation into US
				dollar (Note 2D)
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2015	2016	2017*	2017*
	NIS millions	NIS millions	NIS millions	US$ millions
Cash flows used in financing activities

Payments for derivative contracts, net	(32)	(13)	(3)	(1)
Receipt of long-term loans from financial institutions	-	340	200	58
Repayment of debentures	(873)	(732)	(864)	(249)
Proceeds from issuance of debentures, net of issuance costs	(3)	653	-	-
Dividend paid	(1)	(1)	(1)	-
Interest paid	(227)	(185)	(175)	(51)

Net cash from (used in) financing activities	(1,136)	62	(843)	(243)

Changes in cash and cash equivalents	(396)	479	(713)	(206)

Cash and cash equivalents as at the beginning of the year	1,158	761	1,240	358

Effect of exchange rate fluctuations on cash and cash equivalents	(1)	-	-	-

Cash and cash equivalents as at the end of the year	761	1,240	527	152

* See Note 2F regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 -  Reporting Entity

A.
Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 4250708, Israel. The consolidated financial statements of the Group as at December 31, 2017 comprise the Company and its subsidiaries (together referred to as the "Group"). The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular and fixed line telecommunications services, internet services, international calls services, television over the internet services (known as Over the Top TV services, or OTT TV services) and transmission services. The Company is controlled by Koor Industries Ltd., a wholly owned subsidiary of Discount Investment Corporation Ltd. ("DIC"), which is controlled by companies controlled by Mr. Eduardo Elsztain.

B.	Material event in the reporting period - Change in estimate

In the reporting period, the Company has changed the expected useful life of certain fixed and intangible asset items. For further information, see Note 2E, regarding the Basis of Preparation of the Financial Statements.

Note 2 -  Basis of Preparation of the Financial Statements

A.	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were approved by the Company's Board of Directors on March 25, 2018.

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

Note 2 - Basis of Preparation of the Financial Statements (cont'd)

D.	Convenience translation into U.S. dollars ("dollars" or "$")

For the convenience of the reader, the reported NIS figures as of December 31, 2017 and for the year then ended, have been presented in dollars, translated at the representative rate of exchange as of December 31, 2017 (NIS 3.467 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

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

The useful economic life of the Group's assets is determined by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful life of its assets in terms of the assets' expected utility to the Group. This judgment is based on the experience of the Group with similar assets. The useful economic life of licenses is based on the duration of the license agreement. The useful economic life of capitalized customer acquisition costs is based on the expected service period from these contracts. See also Notes 3D and 3F.

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

Note 2 -  Basis of Preparation of the Financial Statements (cont'd)

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

Change in estimates
During the year ended December 31, 2017 management has updated estimates as follows:

1.
Towards the end of the Company's 2G and 3G frequencies (the "Frequencies") original amortization period, the Company's annual depreciation committee examined the estimated useful life of the Frequencies. Based on Company's estimate, the Company will continue to use the Frequencies at least for the next 10 years.

The estimated useful life of the Frequencies was determined in the past according to the period of the Company's cellular license (until 2022).

According to applicable law, the Company's cellular license may be extended for additional 6-year periods, subject to the requirements set in the license. The Company estimates that based on its experience and acquaintance with the communications market in Israel, if current conditions continue, there is high probability that the license will be extended for an additional term of 6 years.

In light of the aforesaid, the estimated useful life of the Frequencies has been re-evaluated for the first time, for an additional period of ten years, starting from the beginning of the second quarter of 2017 and ending in 2028 (instead of 18-20 years ending in 2022, as originally estimated).

2.
In light of the accumulated experience in the Group's operation in connection with internet services and television over the internet services, the Company's annual depreciation committee examined the estimated useful life of certain fixed asset items that are used for these services. Following this examination, the estimated useful life of these items has been re-evaluated for the first time, starting from the beginning of the fourth quarter of 2017 to 3-6 years from their purchase date (instead of 2-3 years, as originally estimated).

The effect of these changes on the consolidated financial statements, in current and future years is as follows:

	2017	2018	2019	2020	2021	Subsequently
	NIS millions

Decrease (Increase) in depreciation expenses	19	33	17	5	6	(80)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 -  Basis of Preparation of the Financial Statements (cont'd)

F.	Changes in the accounting policies

IFRS15, Revenue from Contracts with Customers

Effective January 1, 2017 the Group early adopted International Financial Reporting Standard 15 (“IFRS 15” or “the standard”), which provides guidance on revenue recognition.

The standard introduces a new five step model for recognizing revenue from contracts with customers:

1.	Identifying the contract with the customer.
2.	Identifying separate performance obligations in the contract.
3.	Determining the transaction price.
4.	Allocating the transaction price to separate performance obligations.
5.	Recognizing revenue when the performance obligations are satisfied.

The standard was applied using the cumulative effect approach as from the initial date of application.
In respect of contracts which have not been concluded until the date of transition, such change did not have a material impact on the retained earnings at the initial date of application.

In the framework of the initial application of the standard, the Group has chosen to apply the following exemptions:

1.	Application of the cumulative effect approach only for contracts not completed at the transition date; and
2.	Examining the aggregate effect of contract changes that occurred before the date of initial application, instead of examining each change separately.

The main impact of the standard on the Group's financial statements is that customer acquisition costs are capitalized when it is expected that the Group will recover these costs, instead of recognizing these costs in profit or loss as incurred, as was done prior to the adoption of the standard. Accordingly, incremental incentives and commissions paid to Group employees and resellers for securing contracts with customers, are recognized as an asset and are amortized to profit or loss, in accordance with the expected service period from these contracts (over a period of 2-3 years). Such customer acquisition costs capitalization, had a material positive effect on the Group's results of operations for 2017, which is expected to continue in the coming years, and will be leveled off in later years.

In the statements of cash flows, customer acquisition costs paid are presented as part of cash flows used in investing activities and the amortization of capitalized customer acquisition costs, is presented under depreciation and amortization as part of cash flows from operating activities.

The Group applies the practical exemption specified in the standard and recognizes customer acquisition costs in profit or loss when the expected amortization period of these costs is one year or less.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 -  Basis of Preparation of the Financial Statements (cont'd)

F.	Changes in the accounting policies (cont'd)

IFRS15, Revenue from Contracts with Customers (cont'd)

The tables below present the effects on the Group's consolidated statements of financial position as at December 31, 2017 and on the Group's consolidated statements of income for the year ended at December 31, 2017, assuming that the previous revenue recognition policy would have continued in that period:

The effect on the consolidated statements of financial position as at December 31, 2017:

	According to the previous policy	Effect of the standard*	According to IFRS 15

	NIS millions
Intangible assets and others, net	1,167	93	1,260
Current tax assets, net	22	(22)	-
Retained earnings	1,365	71	1,436

The effect on the consolidated statements of income for the year ended December 31, 2017:

	According to the previous policy	Effect of the standard*	According to IFRS 15

	NIS millions

Revenues	3,871	-	3,871
Cost of revenues	(2,680)	-	(2,680)

Gross profit	1,191	-	1,191

Selling and marketing expenses	(572)	93	(479)
General and administrative expenses	(426)	-	(426)
Other income, net	11	-	11

Operating profit	204	93	297

Financing income	52	-	52
Financing expenses	(196)	-	(196)
Financing expenses, net	(144)	-	(144)

Profit before taxes on income	60	93	153

Taxes on income	(18)	(22)	(40)
Profit for the period	42	71	113
Attributable to:
Owners of the Company	41	71	112
Non-controlling interests	1	-	1
Profit for the period	42	71	113

Earnings per share
Basic earnings per share (in NIS)	0.40	0.71	1.11

Diluted earnings per share (in NIS)	0.40	0.70	1.10

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 -  Basis of Preparation of the Financial Statements (cont'd)

G.	Changes in the accounting policies (cont'd)

IFRS15, Revenue from Contracts with Customers (cont'd)

The effect on the consolidated statements of cash flow for the year ended December 31, 2017:

	Year ended December 31, 2017
	According to the previous policy	Effect of the standard*	According to IFRS 15
	NIS millions

Net cash from operating activities	667	107	774
Net cash used in investing activities	(537)	(107)	(644)

* According to the standard, incremental costs of obtaining a contract with a customer are recognized as an asset when it is probable that the Group will recover those costs. Accordingly, incremental incentives and commissions paid to Group employees and resellers for securing contracts with customers, are recognized as an asset and amortized to profit or loss in accordance with the expected service period from these contracts.

Amendment to IAS 7, Statement of Cash Flows

According to the Amendment, it is required to provide disclosures that will enable the users of the financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. These disclosures are to be provided with respect to the following changes in liabilities arising from financing activities:

·	changes from financing cash flows;

·	changes arising from obtaining or losing control of subsidiaries or other businesses;

·	the effect of changes in foreign exchange rates;

·	changes in fair values; and other changes.

The Amendment is applicable prospectively. The new disclosure requirements were included in Note 17 regarding Debentures and Long-term Loans from Financial Institutions.

H.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*
As of December 31, 2017	3.467	221.35
As of December 31, 2016	3.845	220.68
As of December 31, 2015	3.902	221.35

Change during the year:

Year ended December 31, 2017	(9.83)%	0.30%
Year ended December 31, 2016	(1.46)%	(0.30)%
Year ended December 31, 2015	0.33%	(0.90)%

*According to 1993 base index.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies

The accounting policies set out below have been applied consistently by the Group for all periods presented in these consolidated financial statements, except as described in changes in the accounting policies section in Note 2, regarding Basis of Preparation of the Financial Statements.

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

The Group’s share of a subsidiary’s profits includes the share of the non-controlling interests to which the Group issued a put option.

3.	Loss of control

Upon the loss of control, the Group derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary.

4.	Transactions eliminated on consolidation

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

Financial assets measured at amortized cost include cash and cash equivalents and trade and other receivables.

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 -  Significant Accounting Policies (cont'd)

(1)	Non-derivative financial assets (cont'd)

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

F.	Intangible assets and others

Goodwill that arises upon the acquisition of subsidiaries is presented as part of intangible assets.
In subsequent periods goodwill is measured at cost less accumulated impairment losses.

Direct development costs associated with internally developed information system software, and payroll costs for employees devoting time to the software projects, incurred during the application development stage, are capitalized and recognized as an intangible asset. In subsequent periods, capitalized development expenditures are measured at cost less accumulated amortization, from the date which the asset is ready for use, and accumulated impairment losses.

Incremental customer acquisition costs are capitalized, from January 1, 2017, following the adoption IFRS 15, when it is expected that the Group will recover these costs. Costs of obtaining a contract that would have been incurred regardless of the contract being obtained are recognized as an expense when incurred. Costs incurred to fulfill a contract with a customer are recognized as an asset when they: relate directly to a contract the Group can specifically identify; they generate or enhance resources of the Group that will be used in satisfying performance obligations in the future; and they are expected to be recovered. In any other case the costs are recognized as an expense when incurred.

Accordingly, incremental incentives and commissions paid to Group employees and resellers for securing contracts with customers, are recognized as intangible assets. In subsequent periods, customer acquisition costs are measured at cost less accumulated amortization according to the specific anticipated contract period and accumulated impairment losses.

Customer relationships that are formed upon the acquisition of subsidiaries have a finite useful life and are amortized according to the expected benefits rate from these assets in each period.

Other intangible assets and others - licenses and frequencies, computer software and information systems costs are measured at cost less accumulated amortization and accumulated impairment losses and including direct costs necessary to prepare the asset for its intended use. In subsequent periods, these intangible assets are measured at cost less accumulated amortization.

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is recognized in profit or loss as incurred.

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. Amortization is calculated using the straight-line method, except for customer relationships as aforementioned (and up to 2019).

The annual amortization rates for the current and comparative periods are as follows:

%
Licenses and Frequencies	4-7	(mainly 4)
Information systems	25
Software	15-25
Customer acquisition costs	33-50

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

b.	Property, plant and equipment and intangible assets and others

The carrying amounts of the Group’s property, plant and equipment and finite lived intangible assets are reviewed at each reporting date, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, then the asset’s recoverable amount is estimated.

In each reporting period the Group examines whether the carrying amount of the capitalized customer acquisition costs exceeds the balance of the consideration which the entity expects to receive in exchange for the services to which the asset relates, less the costs directly attributable to the provision of these services that were not recognized as expenses, and if necessary an impairment loss is recognized in profit or loss.

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 -  Significant Accounting Policies (cont'd)

H.	Impairment (cont'd)

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

The accounting policy that was applied in periods prior to January 1, 2017

Revenues derived from services, including cellular services, internet services, international calls services, fixed local calls, interconnect, roaming revenues, content and value added services, transmission services and television over the internet services, are recognized when the services are provided, in proportion to the stage of completion of the transaction and all other revenue recognition criteria are met.

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 -  Significant Accounting Policies (cont'd)

K.	Revenue (cont'd)

The accounting policy that was applied in periods prior to January 1, 2017 (cont'd)

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

The accounting policy applied as from January 1, 2017 following the adoption of IFRS 15

The Group recognizes revenue when the control over the promised goods or services is transferred to the customer. The revenue is measured according to the amount of the consideration to which the Group expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for the benefit of third parties.

Identifying the contract

The Group accounts for a contract with a customer only when the following conditions are met:

(a)
The parties to the contract have approved the contract (in writing, orally or according to other customary business practices) and they are committed to satisfying the obligations attributable to them;

(b)	The Group can identify the rights of each party in relation to the goods or services that will be transferred;

(c)	The Group can identify the payment terms for the goods or services that will be transferred;

(d)	The contract has a commercial substance (i.e. the risk, timing and amount of the entity’s future cash flows are expected to change as a result of the contract); and

(e)	It is probable that the consideration, to which the Group is entitled to in exchange for the goods or services transferred to the customer, will be collected.

For the purpose of paragraph (e) the Group examines, inter alia, the percentage of the advance payments received and the spread of the contractual payments, past experience with the customer and the status and existence of sufficient collateral.

If a contract with a customer does not meet all of the above criteria, consideration received from the customer is recognized as a liability until the criteria are met or when one of the following events occurs: the Group has no remaining obligations to transfer goods or services to the customer and any consideration promised by the customer has been received and cannot be returned; or the contract has been terminated and the consideration received from the customer cannot be refunded.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 -  Significant Accounting Policies (cont'd)

K.	Revenue (cont'd)

The accounting policy applied as from January 1, 2017 following the adoption of IFRS 15 (cont'd)

Identifying performance obligations

On the contract’s inception date the Group assesses the goods or services promised in the contract with the customer and identifies as a performance obligation any promise to transfer to the customer one of the following:

(a)     Goods or services (or a bundle of goods or services) that are distinct; or

(b)	A series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer.

The Group identifies goods or services promised to the customer as being distinct when the customer can benefit from the goods or services on their own or in conjunction with other readily available resources and the Group’s promise to transfer the goods or services to the customer is separately identifiable from other promises in the contract. In order to examine whether a promise to transfer goods or services is separately identifiable, the Group examines whether it is providing a significant service of integrating the goods or services with other goods or services promised in the contract into one integrated outcome that is the purpose of the contract.

Option to purchase additional goods or services

An option that grants the customer the right to purchase additional goods or services constitutes a separate performance obligation in the contract only if the option grants the customer a material right it would not have received without the original contract.

Determining the transaction price

The transaction price is the amount of the consideration to which the Group expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties. The Group takes into account the effects of determining the transaction price and the existence of a significant financing component.

Variable consideration

The transaction price includes fixed amounts and amounts that may change as a result of discounts, refunds, credits, price concessions, incentives, performance bonuses, penalties, claims and disputes and contract modifications that the consideration in their respect has not yet been agreed by the parties.

The Group includes variable consideration, or part of it, in the transaction price only when it is highly probable that its inclusion will not result in a significant revenue reversal in the future when the uncertainty has been subsequently resolved. At the end of each reporting period and if necessary, the Group revises the amount of the variable consideration included in the transaction price.

Allocating the transaction price to performance obligations

In a multiple performance obligations transaction, the transaction price is allocated between the components of the transaction according to the ratio of their stand-alone selling prices.

Existence of a significant financing component

In order to measure the transaction price, the Group adjusts the amount of the promised consideration in respect of the effects of the time on the value of money if the timing of the payments agreed between the parties provides to the customer or the Group a significant financing benefit. In these cases, the contract contains a significant financing component. When assessing whether a contract contains a significant financing component, the Group examines, inter alia, the expected length of time between the date the Group transfers the promised goods or services to the customer and the date the customer pays for these goods or services, as well as the difference, if any, between the amount of the consideration promised and the cash selling price of the promised goods or services.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 -  Significant Accounting Policies (cont'd)

K.	Revenue (cont'd)

The accounting policy applied as from January 1, 2017 following the adoption of IFRS 15 (cont'd)

When the contract contains a significant financing component, the Group recognizes the amount of the consideration using the discount rate that would be reflected in a separate financing transaction between it and the customer on the contract’s inception date. The financing component is recognized as interest income or expenses over the period, which are calculated according to the effective interest method.

In cases where the difference between the time of receiving payment and the time of transferring the goods or services to the customer is one year or less, the Group applies the practical exemption included in the standard and does not separate a significant financing component.

Satisfaction of performance obligations

Revenue is recognized when the Group satisfies a performance obligation by transferring to the customer control over promised goods or services.

Warranty

In order to assess whether a warranty provides a distinct service to the customer and is therefore a distinct performance obligation, the Group examines, inter alia, the following characteristics: does the customer have the option to purchase the warranty separately; is the warranty required by law; the period of the warranty and the nature of the actions the Group promises to execute.

Principal or agent

When another party is involved in providing goods or services to the customer, the Group examines whether the nature of its promise is a performance obligation to provide the defined goods or services themselves, which means the Group is a principal provider and therefore recognizes revenue in the gross amount of the consideration, or obligation to arrange that another party provides the goods or services which means the Group is an agent and therefore recognizes revenue in the amount of the net commission.

The Group is a principal provider when it controls the promised goods or services before their transfer to the customer. Indicators that the Group controls the goods or services before their transfer to the customer include, inter alia, as follows: the Group is the primary obligor for fulfilling the promises in the contract; the Group has inventory risk before the goods or services are transferred to the customer; and the Group has discretion in setting the prices of the goods or services.

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

Financing income is comprised of interest income on installment sale transactions and funds invested, changes in the fair value of financial instruments measured at fair value through profit or loss and income from exchange rate differences. Interest income is recognized in the consolidated statements of income as it accrues using the effective interest method.

Financing expenses are comprised of interest expenses, linkage expenses, discount amortization expenses, changes in fair value of financial instruments measured at fair value through profit or loss, losses from exchange rate differences and unwinding of the discount on provisions. All borrowing costs are recognized in profit and loss using the effective interest method.

Changes in the fair value of financial assets at fair value through profit or loss also include income from dividends and interest.

Gains and losses from exchange rate differences and changes in the fair value of financial instruments measured at fair value through profit or loss, are presented on a net basis, as financing income or financing expenses.

In the statements of cash flows, payments for derivative contracts which are used for economic hedges of financial liabilities arising from financing activities, are presented as part of cash flows from financing activities.

Payments for derivative contracts which are used for economic hedges of handset and network related acquisitions and international roaming services activity, and changes in the fair value of those derivatives, are presented as part of cash flows from operating activities.

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

P.	Taxes on income (cont'd)

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

IFRS 9 (2014), Financial Instruments ("final version of IFRS 9") (cont'd)

Classification and measurement of financial liabilities

There is no change in the classification and measurement principles of financial liabilities compared to those prescribed in IAS 39. Nevertheless, IFRS 9 (2014) requires that changes in fair value of financial liabilities designated at fair value through profit or loss that are attributable to changes in its credit risk, should usually be recognized in other comprehensive income.

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

The Group is planning to adopt the standard from January 1, 2018 without amending the comparative data but while adjusting balances of retained earnings and other components of equity as at January 1, 2018 (the initial date of application).

Material changes and expected effects of adopting the standard:

1.
The new standard includes a new ‘expected credit loss’ model for financial debt assets not measured at fair value through profit or loss. The new model presents a dual measurement approach for impairment: if the credit risk of a financial asset has not increased significantly since its initial recognition, an impairment provision will be recorded in the amount of the expected credit losses that result from default events that are possible within the twelve months after the reporting date. If the credit risk has increased significantly, in most cases the impairment provision will increase and be recorded at the level of lifetime expected credit losses of the financial asset.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3  - Significant Accounting Policies (cont'd)

R.	New standards not yet adopted (cont'd)

IFRS 9 (2014), Financial Instruments ("final version of IFRS 9") (cont'd)

2.
According to the new standard, in cases that a change in terms or exchange of financial liabilities is immaterial and does not lead to derecognition, the new cash flows should be discounted at the original effective interest rate, with the difference between the present value of the financial liability having the new terms and the present value of the original financial liability being recognized in profit or loss. As a result of applying the new standard, the carrying amount of debentures the terms of which were changed and for which a new effective interest rate was calculated at the time of the change in terms according to IAS 39, will be recalculated from the date of the change in terms using the original effective interest rate.

As a result, retained earnings balance is expected to decrease by NIS 35-40 million.

IFRS 16, Leases

The standard replaces International Accounting Standard 17 - Leases (IAS 17) and its related interpretations. The standard's instructions annul the existing requirement from lessees to classify leases as operating or finance leases. Instead of this, for lessees, the new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements. Nonetheless, IFRS 16 includes two exceptions to the general model whereby a lessee may elect not to apply the requirements for recognizing a right-of-use asset and a liability with respect to short-term leases of up to one year and/or leases where the underlying asset has a low value.

In addition, IFRS 16 permits the lessee to apply the definition of the term lease according to one of the following two alternatives consistently for all leases: retrospective application for all the lease agreements, which means reassessing the existence of a lease for each separate contract, or alternatively to apply a practical expedient that permits continuing with the assessment made regarding existence of a lease based on the guidance in IAS 17, Leases, and IFRIC 4, Determining whether an Arrangement contains a Lease, with respect to leases entered into before the date of initial application. Furthermore, the standard determines new and expanded disclosure requirements from those required at present.

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

The Group is examining the effects of adopting the standard on the financial statements but at this time is unable to reliably estimate the quantitative effect on its financial statements. The Group has a significant scope of operating leases agreements (for additional details see Note 29, regarding Operating Leases) and therefore, the effect on the Group’s financial statements is expected to be material.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3  - Significant Accounting Policies (cont'd)

R.	New standards not yet adopted (cont'd)

IFRIC 22, Foreign Currency Transactions and Advance Consideration

The interpretation provides that the transaction date for the purpose of determining the exchange rate for recording a foreign currency transaction that includes advance consideration is the date of initial recognition of the non-monetary asset/liability from the prepayment. If there are multiple payments or receipts in advance, a transaction date is established for each payment or receipt.

IFRIC 22 is applicable for annual periods beginning on or after January 1, 2018 with the possibility of early adoption. IFRIC 22 includes various alternative transitional provisions, so that companies can choose between one of the following alternatives at initial application: retrospective application; prospective application from the first reporting period the entity initially applied IFRIC 22; or prospective application from the first reporting period presented in the comparative data in the financial statements for the period the entity initially applied IFRIC 22.

The Group has examined the effect of applying IFRIC 22 on the financial statements and intends to choose the transitional provision alternative of prospective application as from January 1, 2018.

In the past, the Group had decided that the “date of transaction” used to determine the exchange rate for recording a foreign currency transaction would be the date on which the Group initially recognizes a non-monetary asset/liability in respect of the advance consideration. As a result, the effect on the Group’s financial statements is not expected to be material.

IFRIC 23, Uncertainty Over Income Tax Treatments

IFRIC 23 clarifies how to apply the recognition and measurement requirements of IAS 12 for uncertainties in income taxes. According to IFRIC 23, when determining the taxable profit (loss), tax bases, unused tax losses, unused tax credits and tax rates when there is uncertainty over income tax treatments, the entity should assess whether it is probable that the tax authority will accept its tax position. Insofar as it is probable that the tax authority will accept the entity’s tax position, the entity will recognize the tax effects on the financial statements according to that tax position. On the other hand, if it is not probable that the tax authority will accept the entity’s tax position, the entity is required to reflect the uncertainty in its accounts by using one of the following methods: the most likely outcome or the expected value. IFRIC 23 clarifies that when the entity examines whether or not it is probable that the tax authority will accept the entity’s position, it is assumed that the tax authority with the right to examine any amounts reported to it will examine those amounts and that it has full knowledge of all relevant information when doing so. Furthermore, according to IFRIC 23 an entity has to consider changes in circumstances and new information that may change its assessment. IFRIC 23 also emphasizes the need to provide disclosures of the judgments and assumptions made by the entity regarding uncertain tax positions.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3  - Significant Accounting Policies (cont'd)

R.	New standards not yet adopted (cont'd)

IFRIC 23, Uncertainty Over Income Tax Treatments (cont'd)

IFRIC 23 is effective for annual reporting periods beginning on or after January 1, 2019, with the possibility of early adoption. The interpretation includes two alternatives for applying the transitional provisions, so that companies can choose between retrospective application or prospective application as from the first reporting period in which the entity initially applied the interpretation.

According to the Group's estimation, the effect of adopting IFRIC 23 on the financial statements will be immaterial.

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

The fair value of investments in debt securities and investments in equity instruments are based on quoted market prices.

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

Cash and cash equivalents
Most of the Group’s cash and cash equivalents are maintained with major banking institutions in Israel.

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

The Group has contractual commitments to purchase inventories, fixed assets and other current services. For further information about material commitments see Note 30, regarding Commitments.

Market risk
In the ordinary course of business, the Group buys and sells derivatives, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out according to the policy established by the Board of Directors.

Interest rate and CPI risk
The Group is exposed to fluctuations in the interest rate, including changes in the CPI, as part of its borrowings are linked to the CPI. As part of its risk management policy the Group has entered into forward contracts that partially hedge the exposure to changes in the CPI. All such transactions are carried out within the policy established by the Board of Directors.

Currency risk
The Group's operating income and cash flows are exposed to currency risk, mainly due to handset and network related acquisitions, purchase of TV content, purchase of telecommunications capacity and its international roaming services activity. The Group also manages bank accounts that are denominated in a currency other than its respective functional currency, primarily USD and Euro. As part of its financial exposures hedging policy, the Group uses forward and option contracts to partially hedge the exposure to fluctuations in foreign exchange rates.

Other market price risk
Equity price risk arises from equity securities that are measured through profit and loss. Management monitors the mix of debt and equity securities in its investment portfolio based on market indices.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 5 -  Financial Risk Management (cont'd)

Capital management

The Group's capital management aim is to ensure a sound and efficient capital structure which takes into consideration, among others, the following factors:

A gearing ratio that supports the Group's cash flow needs with respect to its potential cash flow generation and also supporting its dividend policy, considering the limitation imposed on dividend distribution as established in the indenture of the Group's Series F through L debentures and in the Company's long term loans and deferred loan agreements, while maintaining a Net Debt to EBITDA ratio (see definition in Note 17, regarding Debentures) as established in such documents, and that meets the industry standards. The Group considers Net Debt to EBITDA ratio to be an important measure for investors, debentures holders, analysts, and rating agencies. This ratio is a non-GAAP figure not governed by International Financial Reporting Standards and its definition and calculation may vary from one company to another. The Group's debt mainly consists of short and long-term debentures traded publicly in the Tel Aviv Stock Exchange and loans from financial institutions.

Note 6 -  Operating Segments

The Group operates in two reportable segments, as described below, which are the Group's strategic business units. The strategic business unit's allocation of resources and evaluation of performance are managed separately. The operating segments were determined based on internal management reports reviewed by the Group's chief operating decision maker (CODM). The CODM does not examine the balance of assets or liabilities for those segments and therefore, they are not presented.

—	Cellular segment - the segment includes the cellular communications services, cellular equipment and supplemental services.

—	Fixed-line segment - the segment includes landline telephony services, internet services, television services, transmission services, landline equipment and supplemental services.

The accounting policies of the reportable segments are the same as described in the annual financial statements in Note 3, regarding Significant Accounting Policies.

	Year ended December 31, 2017*
	NIS millions
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Segment EBITDA to profit for the year

External revenues	2,685	1,186	-	3,871
Inter-segment revenues	14	162	(176)	-

Segment EBITDA**	595	258			853

Depreciation and amortization					(555)
Taxes on income					(40)
Financing income					52
Financing expenses					(196)
Other income					1
Share based payments					(2)

Profit for the year					113

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 6 -  Operating Segments (cont'd)

	Year ended December 31, 2016
	NIS millions
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Segment EBITDA to profit for the year

External revenues	2,981	1,046	-	4,027
Inter-segment revenues	17	183	(200)	-

Segment EBITDA**	625	233			858

Depreciation and amortization					(534)
Taxes on income					(10)
Financing income					46
Financing expenses					(196)
Other expenses					(8)
Share based payments					(6)

Profit for the year					150

	Year ended December 31, 2015
	NIS millions
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Segment EBITDA to profit for the year

External revenues	3,185	995	-	4,180
Inter-segment revenues	18	186	(204)	-

Segment EBITDA**	601	271			872

Depreciation and amortization					(562)
Taxes on income					(36)
Financing income					55
Financing expenses					(232)
Other income					3
Share based payments					(3)

Profit for the year					97

* See Note 2F regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

** Segment EBITDA as reviewed by the Group's CODM, represents earnings before interest (financing expenses, net), taxes, other income (expenses) (except for expenses in respect of voluntary retirement plans for employees, and gain (loss) due to sale of subsidiaries (see Note 26, regarding Other Income (Expenses), net)), depreciation and amortization and share based payments, as a measure of operating profit. Segment EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 7 -  Subsidiaries

A.	Presented hereunder is a list of the Group’s significant subsidiaries:

		The Group’s ownership interest in the subsidiary for the year ended December 31
Name of subsidiary	Principal location of the subsidiary's activity	2016	2017

Netvision Ltd.	Israel	100%	100%
013 Netvision Ltd.	Israel	100%	100%

B.	Sale of indirect subsidiary of the Company

In May 2017, a wholly owned indirect subsidiary of the Company, 013 Netvision Ltd., or Netvision, has entered an agreement for the sale of its holdings in Internet Rimon Israel 2009 Ltd., or Rimon, a subsidiary of Netvision, to the other shareholders of Rimon. In June 2017, the sale of Netvision's holdings in Rimon was completed, following which the Company recorded under Other Income, net, a capital gain of approximately NIS 10 million. The consideration shall be paid to Netvision in several installments over a period of two years from the closing of the transaction.

NIS millions
Total consideration transferred	25

Identifiable assets and liabilities transferred:
Cash and cash equivalents	(12)
Trade and other receivables	(4)
Property, plant and equipment, net	(2)
Intangible assets and others, net	(23)
Trade payables and accrued expenses	7
Other payables, including derivatives	4
Non-controlling interests	15
Total net identifiable assets	15

Capital gain from sale	10

The aggregate cash flows derived for the Group as a result of the sale:

Cash and cash equivalents received	15
Less cash and cash equivalents of the subsidiary	(12)
3

C.
For additional details regarding a reorganization of the Group's subsidiaries following which all the Group's fixed-line operation under the unified license were unified under the Company's wholly owned subsidiary Cellcom Fixed Line Communications, see Note 32E, regarding Regulation and Legislation.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 8 -  Cash and Cash Equivalents

Composition

	December 31,
	2016	2017
	NIS millions	NIS millions
Bank balances	178	59
Call deposits	1,062	468
	1,240	527

The Group's exposure to interest rate risk and sensitivity analysis for financial assets and liabilities are disclosed in Note 21.

Note 9 -  Trade and Other Receivables

Composition

	December 31,
	2016	2017
	NIS millions	NIS millions
Current
Trade Receivables*
Open accounts	512	475
Checks and credit cards receivables	160	173
Accrued income	87	109
Current maturity of long-term receivables	566	523
	1,325	1,280
Other Receivables
Prepaid expenses	54	76
Others	7	13
	61	89
	1,386	1,369
Non-current
Trade receivables*	461	412
Rights of use of communications lines	327	337
Deposits and other receivables	1	30
Loan to a customer	-	107
Other	7	9
	796	895
	2,182	2,264

* Net of allowance for doubtful debts.

The Group is exposed to credit risks and impairment losses related to trade and other receivables as disclosed in Note 21.

Non-current trade receivables balances are in respect of equipment sold in installments (mainly 36 monthly payments) which current amount as of December 31, 2017, is calculated at a 3.3% annual discount rate (December 31, 2016 - 3.3%).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 - Inventory

A.	Composition

	December 31,
	2016	2017
	NIS millions	NIS millions
Handsets	42	53
Accessories	10	9
Spare parts	12	8
	64	70

B.
In 2017, the Group tested slow moving inventory for impairment and wrote down inventory to its net realizable value by the amount of NIS 3 million (2016 - NIS 2 million). The write-down is included in Cost of Sales.

Note 11 - Property, Plant and Equipment, net

				Computers,
				furniture and
		Control and		landline
	Communications	testing		communications	Leasehold
	network	equipment	Vehicles	equipment	improvements	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cost

Balance at January 1, 2016	5,671	124	7	347	156	6,305

Additions	189	1	-	105	6	301
Disposals	(796)	(46)	(2)	(82)	(38)	(964)
Balance at December 31, 2016	5,064	79	5	370	124	5,642

Additions	189	-	2	151	6	348
Disposals	(262)	(20)	-	(25)	(17)	(324)
Discontinuance of consolidation (see Note 7B)	(2)	(1)	(1)	-	-	(4)
Balance at December 31, 2017	4,989	58	6	496	113	5,662

Accumulated Depreciation

Balance at January 1, 2016	4,185	96	7	168	104	4,560
Depreciation for the year	284	12	-	67	12	375
Disposals	(796)	(46)	(2)	(75)	(33)	(952)
Balance at December 31, 2016	3,673	62	5	160	83	3,983

Depreciation for the year	273	7	1	105	11	397
Disposals	(252)	(20)	(1)	(24)	(17)	(314)
Discontinuance of consolidation (see Note 7B)	(2)	-	-	-	-	(2)
Balance at December 31, 2017	3,692	49	5	241	77	4,064

Carrying amounts

At January 1, 2016	1,486	28	-	179	52	1,745
At December 31, 2016	1,391	17	-	210	41	1,659
At December 31, 2017	1,297	9	1	255	36	1,598

In the ordinary course of business, the Group acquires property, plant and equipment on credit. The cost of acquisitions, which has not yet been paid at the reporting date, amounted to NIS 143 million (December 31, 2016 and 2015, NIS 120 million and NIS 169 million, respectively).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Intangible Assets and Others, net

	Licenses and Frequencies	Information systems	Software	Customer acquisition costs	Goodwill	Customer relationships and other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cost
Balance at January 1, 2016	552	296	62	-	830	324	2,064

Additions	-	73	8	-	-	-	81
Disposals	-	(65)	(17)	-	-	(16)	(98)
Balance at December 31, 2016	552	304	53	-	830	308	2,047

Additions	-	72	4	120	-	6	202
Disposals	-	(48)	(12)	-	-	-	(60)
Discontinuance of consolidation (see Note 7B)	-	(3)	-	-	(21)	-	(24)
Balance at December 31, 2017	552	325	45	120	809	314	2,165

Accumulated Amortization

Balance at January 1, 2016	351	116	34	-	-	309	810

Amortization for the year	31	71	13	-	-	13	128
Disposals	-	(65)	(17)	-	-	(16)	(98)
Balance at December 31, 2016	382	122	30	-	-	306	840

Amortization for the year	19	68	9	27	-	3	126
Disposals	-	(48)	(12)	-	-	-	(60)
Discontinuance of consolidation (see Note 7B)	-	(1)	-	-	-	-	(1)
Balance at December 31, 2017	401	141	27	27	-	309	905

Carrying amounts

At January 1, 2016	201	180	28	-	830	15	1,254
At December 31, 2016	170	182	23	-	830	2	1,207
At December 31, 2017	151	184	18	93	809	5	1,260

In the ordinary course of business, the Group acquires Intangible assets on credit. The cost of acquisitions, which has not yet been paid at the reporting date, amounted to NIS 28 million (December 31, 2016 and 2015, NIS 32 million and NIS 33 million, respectively).

A.	Impairment testing for cash-generating unit containing goodwill

For the purpose of impairment testing, goodwill is allocated mainly to the Fixed-line segment, which represents the lowest level within the Group, at which goodwill is monitored for internal management purposes, which is not higher than the reported operating segments. See Note 6, regarding Operating Segments.

The aggregate carrying amount of goodwill allocated to the Fixed-line segment as of December 31, 2017, is NIS 732 million (December 31, 2016 - NIS 753 million). For additional details, see Note 7B, regarding Sale of Indirect Subsidiary.

The recoverable amount of the Fixed-line segment was based on its value in use and was determined by discounting the expected future cash flows to be generated from the continuing use. The recoverable amount of the Fixed-line segment as of December 31, 2017, was determined to be higher than its carrying amount and thus, no impairment loss has been recognized.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Intangible Assets and Others, net (cont'd)

B.	Key assumptions used in calculation of recoverable amount

Key assumptions used in the calculation of recoverable amounts are discount rate and terminal value growth rate. These assumptions are as follows:

(1)       Pre-tax discount rate and terminal value growth rate

	Pre-tax discount rate		Terminal value growth rate
	2016	2017	2016	2017

Fixed-line segment	10.4%	10.3%	1.5%	1.5%

·	The discount rate and the terminal value growth rate are denominated in real terms.

·	The Fixed-line segment has cash flows for 5 years, as included in its discounted cashflow model.

·	The long-term growth rate has been determined as 1.5% which represents, among others, the natural population growth rate.

·
The pre-tax discount rate is estimated and calculated using several assumptions, among others, Fixed-line segment's Cost of Equity, risk premium for normative debt leveraging of the Group and estimates of the normative leverage ratio for the industry.

(2)	Sensitivity to changes in assumptions

The estimated recoverable amount of the Fixed-line segment exceeds its carrying amount by approximately NIS 105 million (2016: approximately NIS 74 million). Management has identified two key assumptions for which there reasonably could be a possible change that could cause the carrying amount to exceed the recoverable amount. The table below shows the amount that these two assumptions are required to change individually in order for the estimated recoverable amount to be equal to the carrying amount:

	2016	2017
Pre-tax discount rate	10.8%	10.8%
Terminal value growth rate	1.0%	0.9%

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Trade Payables and Accrued Expenses

Composition

	December 31,
	2016	2017
	NIS millions	NIS millions
Trade payables	203	256
Accrued expenses	472	396
	675	652

Note 14 - Provisions

Composition

	Dismantling and restoring		Other contractual
	sites	Litigations	obligations	Total
	NIS millions	NIS millions	NIS millions	NIS millions
Balance as at January 1, 2016	20	54	56	130
Provisions made during the year	14	27	1	42
Provisions reversed during the year	(4)	(21)	(9)	(34)
Balance as at January 1, 2017	30	60	48	138
Provisions made during the year	2	14	11	27
Provisions reversed during the year	(11)	(25)	(17)	(53)
Balance as at December 31, 2017	21	49	42	112

Non-current	21	-	-	21
Current	-	49	42	91
	21	49	42	112

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Other Payables, Including Derivatives

Composition

	December 31,
	2016	2017
	NIS millions	NIS millions
Employees and related liabilities	126	133
Government institutions	43	29
Interest payable	86	54
Accrued expenses	3	1
Deferred revenue	19	42
Derivative financial instruments	2	18
	279	277

Note 16 - Other Long-term Liabilities

Composition

	December 31,
	2016	2017
	NIS millions	NIS millions
Long-term trade payables	3	1
Deferred revenue	2	3
Derivative financial instruments	15	-
Other	11	11
	31	15

Note 17 - Debentures and Long-term Loans from Financial Institutions

This note provides information about the contractual terms of the Group's debentures and long-term loans from financial institutions, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, see Note 21.

	December 31,
	2016	2017
	NIS millions	NIS millions
Non- current liabilities
Debentures	2,866	2,360
Long-term loans from financial institutions	340	462
	3,206	2,822
Current liabilities
Current maturities of debentures	863	540
Current maturities of loans from financial institutions	-	78
	863	618

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 - Debentures and Long-term Loans from Financial Institutions (cont'd)

Debentures

The terms and debt repayment schedule

The terms and repayment schedule of the Company's debentures are as follows*:

				December 31, 2016		December 31, 2017
				NIS millions		NIS millions
	Currency	Nominal interest rate	Year of maturity	Face value	Carrying amount	Face value	Carrying amount

Debentures (Series B) - linked to the Israeli CPI	NIS	5.30%	until 2017	185	220	-	-
Debentures (Series D) - linked to the Israeli CPI	NIS	5.19%	until 2017	299	349	-	-
Debentures (Series E) - unlinked	NIS	6.25%	until 2017	164	164	-	-
Debentures (Series F)** - linked to the Israeli CPI	NIS	4.60%	2017-2020	715	731	643	659
Debentures (Series G)** - unlinked	NIS	6.99%	2017-2019	285	285	228	228
Debentures (Series H) - linked to the Israeli CPI	NIS	1.98%	2018-2024	950	824	950	849
Debentures (Series I) - unlinked	NIS	4.14%	2018-2025	804	753	804	761
Debentures (Series J) - linked to the Israeli CPI	NIS	2.45%	2021-2026	103	102	103	102
Debentures (Series K) - unlinked	NIS	3.55%	2021-2026	304	301	304	301
Total Debentures				3,809	3,729	3,032	2,900

*    In January 2018, after the end of the reporting period, the Company repaid interest and principal of debentures in a total sum of approximately NIS 418 million.

**  In June 2013, the Company's rating was updated from an "ilAA-/negative" to an “ilA+/stable” rating, in relation to the Company's debentures traded on the Tel Aviv Stock Exchange. Following this update of rating and since this was the second downgrade in the Debentures' rating since their issuance, the annual interest rate that the Company pays for its Series F and G debentures has been increased by 0.25% to 4.60% and 6.99%, respectively, beginning July 5, 2013.

The Company's outstanding debentures were issued based on the then current Israeli shelf prospectus and are   listed on the Tel Aviv Stock Exchange, or TASE.

The Company's debentures are unsecured and contain standard terms and conditions in addition to certain additional undertakings by the Company, as follows:

In connection with the issuance of Series F and G debentures, the Company has undertaken to comply with certain financial and other covenants. Inter alia:

·	a Net Leverage* exceeding 5, or exceeding 4.5 during four consecutive quarters, shall constitute an event of default; As of December 31, 2017, the Net Leverage is 3.00.

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

In connection with the issuance of Series H and Series I debentures in July 2014, the Company undertook additional undertakings, in addition to those previously undertaken by the Company in its Series F and G indenture (as detailed above), including: (1) in addition to being an event of default, meeting the financial covenants previously undertaken by the Company (a maximum net leverage ratio (Net Debt to EBITDA ratio) in excess of 5.0:1, or in excess of 4.5:1 for four consecutive quarters) would be a condition for dividend distribution; and (2) meeting such financial covenants would also be a condition for the issuance of additional debentures of each of the two series. In addition, the Series H and Series I Indenture contains substantially similar events of default to those found in the Series F and Series G Indenture, with the exception of certain new events of default that do not appear in the Series F and Series G Indenture as well as certain modifications to the events of default that are found in the Series F and Series G Indenture, including: (1) breach of the above limitation on dividend distributions; (2) the minimum amount required for triggering a cross default shall not apply to a cross default triggered by another series of debentures; (3) the existence of a real concern that the Company shall not meet its material undertakings towards the debenture holders; (4) the inclusion in the Company's financial statements during a period of two consecutive quarters of a note regarding the existence of significant doubt as to the Company's ability to continue as a going concern; and (5) breach of the Company's undertakings regarding the issuance of additional debentures.

The Series J and Series K debentures contain standard terms and conditions in addition to certain additional undertakings by the Company, generally similar to the terms of the Company's existing Series H and I debentures.

In June 2017, the Company entered into an agreement with certain Israeli institutional investors, according to which the Company irrevocably undertook to issue to the institutional investors, and the institutional investors irrevocably undertook to purchase from the Company, NIS 220 million aggregate principal amount of additional debentures of the existing series K debentures (which are listed on the Tel Aviv Stock Exchange, or TASE), on July 1, 2018, or the Agreed Date.
The price was set at NIS 1.011 for each Series K debenture (which bears a stated interest rate of 3.55% per annum) of NIS 1 principal amount, or a total consideration of approximately NIS 222 million, reflecting an effective interest yield of 3.6% per annum. The Company is required to pay a certain commitment fee to the institutional investors.  In case the debentures' rating on the Agreed Date shall be il(A-) or below, the price shall be reduced to NIS 1.001 for each Series K debenture of NIS 1 principal amount.
The closing of the issuance will be subject to certain customary conditions, including: the absence of any event of default under the series K debentures indenture, the Company having an Israeli shelf prospectus in force, and satisfaction of the conditions set out in the series K debentures indenture for the issuance of additional K debentures (meaning, aside from the no events of default condition detailed above, that the issuance of additional debentures itself will not cause a rating downgrade compared to the rating prior to such issuance, and that the Company meets the financial covenants applicable to the series K debentures on the date of such issuance and thereafter).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 - Debentures and Long-term Loans from Financial Institutions (cont'd)

Debentures (cont'd)

In January 2018, after the end of the reporting period, the Company issued a new series of debentures, Series L debentures, in a principal amount of approximately NIS 401 million, at an interest rate of 2.5% per annum (annual effective interest rate of 2.66%). Series L debentures principal will be payable in six installments, of which the first four installments of 15% of the principal each will be paid on January 5 of the years 2023 through 2026, and the remaining two installments of 20% of the principal each will be paid on January 5 of the years 2027 and 2028. The interest on the outstanding principal of the Series L debentures is payable on January 5 and on July 5 of each of the years 2019 through 2028. The series was issued at par value (NIS 1,000 per unit). The total net consideration received by the Company was approximately NIS 400 million. The debentures (principal amount and interest) are without any linkage.
The Series L debentures are unsecured and contain standard terms and conditions in addition to certain additional undertakings by the Company, generally similar to the terms of the Company's existing Series J and K debentures, with a change to the additional interest to be paid in case of a two-notch downgrade in the debentures' credit rating to 0.5% (with no change to the maximum additional interest).

As of December 31, 2017, the Group is in compliance with the above covenants.

Long-term loans from financial institutions

The terms and repayment schedule of the Company's long-term loans are as follows:

				December 31, 2016		December 31, 2017
				NIS millions		NIS millions
	Currency	Nominal interest rate	Year of maturity	Face value	Carrying amount	Face value	Carrying amount

Loan from financial institution	NIS	4.60%	2018-2021	200	200	200	200
Loan from financial institution*	NIS	5.10%	2019-2022	-	-	200	200
Loan from bank	NIS	4.90%	2018-2022	140	140	140	140
Total loans				340	340	540	540

* According to a loan agreement entered by the Company and two Israeli financial institutions in May 2015, in June 30, 2017, the second loan under the agreement in a principal amount of NIS 200 million was provided to the Company. The loan is without linkage and the principal amount bears an annual fixed interest of 5.1%. The loan's principal amount will be payable in four equal annual payments on June 30 of each of the years 2019 through 2022 (inclusive). The interest will be paid in ten semi-annual installments on June 30 and December 31, of each calendar year commencing December 31, 2017 through and including June 30, 2022.

The Company's outstanding long-term loans contain standard terms and conditions in addition to certain additional undertakings by the Company, including: that the loans' interest rates may be subject to certain adjustments; the Company may prepay the loans, subject to a prepayment fee; generally include the negative pledge, limitations on distributions, events of default and financial covenants applicable to the Company's series F through I debentures. In addition, the loan from a bank includes: certain modifications to such events of default, including foreclosure, materialization of a pledge, execution actions, receivership and (subject to certain exclusions) sale of assets, in a specified certain lower amount, a failure to operate in a field which is material to the Company's operations and mergers and changes of formation (with more limited exclusions) will trigger an event of default; certain events which if not approved by the bank allow the bank to notify the Company of an acceleration of the repayment of the loan; and  in case the Company provides stricter financial covenants to another financial institution or debenture holder, those will apply to this agreement as well.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 - Debentures and Long-term Loans from Financial Institutions (cont'd)

Long-term loans from financial institutions (cont'd)

Deferred loan from bank
In June 2017, the Company entered into a loan agreement with the Israeli bank that provided the Company a similar loan in August 2015 (the "2015 Loan Agreement"), according to which the bank has agreed, subject to certain customary conditions, to provide the Company a deferred loan in a principal amount of NIS 150 million, unlinked, which will be provided to the Company in March 2019, and will bear an annual fixed interest of 4%. The loan's principal amount will be payable in four equal annual payments on March 31 of each of the years 2021 through and including 2024 and the interest will be payable in ten semi-annual installments on March 31 and September 30 of each calendar year commencing September 30, 2019 through and including March 31, 2024. Until the provision of the loan, the Company is required to pay the bank a commitment fee.

The agreement includes similar terms and obligations to those included in the Company's August 2015 loan agreement and applies the right to demand immediate repayment of either or both agreements due to certain events of default under either agreement.
As of December 31, 2017, the Group is in compliance with the above covenants.

Movement in liabilities deriving from financing activities

	Loans	Debentures	Derivatives	Interest payable	Put options to non-controlling interests	Total
	NIS millions
Balance as at January 1, 2017	(340)	(3,729)	(17)	(86)	(11)	(4,183)
Changes from financing cash flows
Cash received	(200)	-	-	-	-	(200)
Cash paid	-	864	3	175	1	1,043

Total net financing cash flows	(540)	(2,865)	(14)	89	(10)	(3,340)

Linkage expenses to CPI	-	(3)	-	-	-	(3)

Changes in fair value	-	-	(3)	-	-	(3)

Discount amortization	-	(32)	-	-	-	(32)

Interest expenses	-	-	-	(143)	(1)	(144)

Balance as at December 31, 2017	(540)	(2,900)	(17)	(54)	(11)	(3,522)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 18 - Liability for Employee Rights upon Retirement, Net

The obligation of the Group, under law and labor agreements, to pay severance pay to employees who are not covered by the pension or insurance plans as mentioned in section A below, as of December 31, 2017 and 2016 is NIS 15 million and NIS 12 million respectively, as included in the consolidated statements of financial position, under Liability for employee rights upon retirement, net.

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

B.	Post-employment benefit plans - defined benefit plan

The portion of the severance payments which is not covered by deposits in defined contribution plans, as aforementioned, is accounted for by the Group as a defined benefit plan, according to which a liability for employee benefits is recognized and in respect of which, the Group deposits amounts in central severance pay funds and in appropriate insurance policies. The total liability as at December 31, 2017 is NIS 27 million (2016 - NIS 25 million). The fair value of the plan assets, the severance pay fund, is NIS 20 million (2016 - NIS 20 million). The expense recognized in the consolidated statement of income for the year ended December 31, 2017 in respect of defined benefit plans, is NIS 3 million (2016 - NIS 3 million).

C.	As of December 31, 2017 the Group's liability for adaptation grants to employees is NIS 8 million (2016 - NIS 7 million).

Note 19 - Capital and Reserves

Share capital

	2015	2016	2017
	NIS
Issued and paid at January 1	1,005,845	1,006,046	1,006,046
Exercise of share options	201	-	4,400

Issued and paid at December 31	1,006,046	1,006,046	1,010,446

The share capital is comprised of ordinary shares of NIS 0.01 par value each.

At December 31, 2017, the authorized share capital was comprised of 300 million ordinary shares (December 31, 2016, 2015 - 300 million each). The holders of ordinary shares are entitled to receive dividends as declared.

Basic and diluted earnings per share

The calculation of basic earnings per share was based on the profit attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding (100,589,458, 100,604,578 and 100,654,935 during the years 2015, 2016 and 2017, respectively). The calculations of diluted earnings per share was based on the profit attributable to ordinary shares and the weighted average number of ordinary shares in the basic earnings per share in addition of 72, 93,728 and 234,726 incremental shares (NIS 0.01 par value each) that would be issued resulting from exercise of all options for the years ended December 31, 2015, 2016 and 2017, respectively.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 19 - Capital and Reserves (cont'd)

At December 31, 2017, 78 thousand options (2016 and 2015 - 1,060 thousand and 616 thousand options, respectively) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding.

Dividends

In 2015-2017 the Company did not pay dividend to the shareholders of the Company.

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

	Number of		Contractual	Adjusted exercise price per share as
	instruments		life of	of December 31,
Grant date/employees entitled	In thousands	Vesting conditions	options	2017

Share options granted in December 2013 to senior employees	234	Three equal installments over three years of employment	4.5 years	$ 14.65
Share options granted in August 2015 and October 2015 to senior employees	2,660	Three equal installments over three years of employment	4.5 years	NIS 25.65
Share options granted in November 2016 to senior employees	63	Three equal installments over three years of employment	4.5 years	NIS 29.97

The total compensation expense during the year ended December 31, 2017, related to the options granted is NIS 2 million (2016 - NIS 6 million, 2015 - NIS 3 million).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 20 - Share-Based Payments (cont'd)

The changes in the balances of the options were as follows:

		Weighted average		Weighted average		Weighted average
	Number of options	of exercise price	Number of options	of exercise price	Number of options	of exercise price
		(US Dollars)		(US Dollars)		(US Dollars)
	2015		2016		2017

Balance as at January 1	638,865	15.86	2,873,190	7.40	2,764,334	7.15

Granted during the year	2,660,000	6.69	63,000	7.79	-	-

Forfeited during the year	(292,798)	19.52	(171,856)	11.43	(146,334)	11.26

Exercised during the year	(132,877)	5.67	-	-	(1,654,335)	7.40

Total options outstanding as at December 31	2,873,190	7.40	2,764,334	7.15	963,665	8.07

Total of exercisable options as at December 31*	170,190	15.13	1,020,000	7.89	106,000	12. 98

* The weighted average of the remaining contractual life of options outstanding as at December 31, 2017 is 1.9 years.

	2015	2016	2017
Fair value of share options and assumptions:

Fair value at grant date	NIS 3.5	NIS 6.3	-

Fair value assumptions:

Share price at grant date	NIS 23.75	NIS 27.75	-

Exercise price	NIS 25.65	NIS 29.97	-

Expected volatility (weighted average)	35.9%	42.8%	-

Option life (expected weighted average life)	2.3 years	2.3 years	-

Risk free interest rate	0.4%	0.4%	-

Note 21 - Financial Instruments

Credit risk

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	December 31,	December 31,
	2016	2017
	NIS millions	NIS millions

Trade receivables including long-term amounts	1,786	1,692
Loans and other receivables including long-term amounts	5	146
Investment in debt securities	282	325
Cash and cash equivalents in banks	1,240	527
Derivative financial instrument	2	3
	3,315	2,693

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

The maximum exposure to credit risk of financial assets at the reporting date by type of counterparty is:

	December 31,	December 31,
	2016	2017
	NIS millions	NIS millions

Receivables from subscribers	1,590	1,511
Receivables from distributors and other operators	196	158
Investment in government of Israel debt securities	131	90
Investment in institutional debt securities	151	235
Cash and cash equivalents in banks	1,240	527
Other	7	172
	3,315	2,693
Impairment losses

The aging of financial assets at the reporting date was as follows:

	Gross	Impairment	Gross	Impairment
	2016		2017
	NIS millions	NIS millions	NIS millions	NIS millions

Not past due	3,200	22	2,580	12
Past due less than one year	154	62	143	53
Past due more than one year	146	101	157	122
	3,500	185	2,880	187

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2016	2017
	NIS millions	NIS millions

Balance at January 1	202	185
Impairment loss recognized	(50)	(44)
Doubtful debt expenses	33	46
Balance at December 31	185	187

The allowance accounts in respect of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible. At that point, the amount considered irrecoverable is written off against the trade receivable directly.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

Liquidity risk
The following are the maturities of contractual financial liabilities and other non-contractual liabilities, including estimated interest payments and excluding the impact of netting agreements:

December 31, 2017	Carrying	Contractual					More than
	amount	Cash flows	1st year	2nd year	3rd year	4-5 years	5 years
	NIS millions

Debentures*	(2,954)	(3,435)	(658)	(577)	(473)	(739)	(988)
Long-term loans from financial institutions	(540)	(605)	(102)	(147)	(141)	(215)	-
Trade and other payables	(784)	(784)	(784)	-	-	-	-
Forward exchange contracts on foreign currencies	(1)	(1)	(1)	-	-	-	-
Forward exchange contracts on CPI	(17)	(17)	(17)	-	-	-	-
Other long-term liabilities	(12)	(12)	-	(12)	-	-	-
	(4,308)	(4,854)	(1,562)	(736)	(614)	(954)	(988)

*   Including accrued interest on debentures.

December 31, 2016	Carrying	Contractual					More than
	amount	Cash flows	1st year	2nd year	3rd year	4-5 years	5 years
	NIS millions

Debentures*	(3,815)	(4,448)	(1,014)	(657)	(577)	(847)	(1,353)
Long-term loans from financial institutions	(340)	(392)	(16)	(92)	(89)	(166)	(29)
Trade and other payables	(803)	(803)	(803)	-	-	-	-
Forward exchange contracts on CPI	(17)	(17)	(2)	(15)	-	-	-
Other long-term liabilities	(13)	(13)	(2)	-	(11)	-	-
	(4,988)	(5,673)	(1,837)	(764)	(677)	(1,013)	(1,382)

*   Including accrued interest on debentures.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

Currency risk and CPI

The Group's exposure to foreign currency risk and CPI is as follows:

	December 31, 2016			December 31, 2017
	In or linked			In or linked
	to foreign			to foreign
	currencies	Linked		currencies	Linked
	(mainly USD)	to CPI	Unlinked	(mainly USD)	to CPI	Unlinked
	NIS millions			NIS millions
Current assets
Cash and cash equivalents	12	-	1,228	29	-	498
Current investments, including derivatives	2	141	141	13	135	181
Trade receivables	89	-	1,236	61	-	1,219
Other receivables	-	-	4	-	-	8

Non- current assets
Long-term receivables	-	1	461	-	54	495

Current liabilities
Current maturities of debentures	-	(642)	(221)	-	(322)	(297)
Trade payables and accrued expenses	(182)	-	(493)	(115)	-	(537)
Other current liabilities, including derivatives	-	(49)	(167)	(1)	(42)	(161)

Non- current liabilities
Long-term loans from financial institutions	-	-	(340)	-	-	(462)
Debentures	-	(1,584)	(1,282)	-	(1,288)	(1,071)
Other non-current liabilities, including derivatives	(3)	(15)	(10)	(1)	-	(11)
	(82)	(2,148)	557	(14)	(1,463)	(138)

The Group's exposure to linkage and foreign currency risk in respect of derivatives is as follows:

	December 31, 2017
	Currency/ linkage receivable	Currency/ linkage payable	Notional Value	Fair value
			NIS millions
Instruments not used for hedging
Forward exchange contracts on foreign currencies	USD	NIS	105	(1)
Forward exchange contracts on CPI	CPI	NIS	500	(17)
Foreign currency put options	NIS	USD	(105)	1
Embedded derivative in lease contracts	USD	NIS	16	2

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

Sensitivity analysis

A change of the CPI as at December 31, 2017 and 2016 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2016.

		Equity	Net income
	Change	NIS millions	NIS millions
December 31, 2017
Increase in the CPI of	2.0%	(9)	(9)
Increase in the CPI of	1.0%	(2)	(2)
Decrease in the CPI of	(1.0)%	-	-
Decrease in the CPI of	(2.0)%	-	-

December 31, 2016
Increase in the CPI of	2.0%	(13)	(13)
Increase in the CPI of	1.0%	(4)	(4)
Decrease in the CPI of	(1.0)%	3	3
Decrease in the CPI of	(2.0)%	6	6

Sensitivity of change in foreign exchange rate is immaterial as at December 31, 2017 and 2016.

Interest rate risk

Profile

At the reporting date the interest rate profile of the Group's interest-bearing financial instruments, not including derivatives, was:

	Carrying amount
	2016	2017
	NIS millions	NIS millions
Fixed rate instruments
Financial assets	845	679
Financial liabilities	(4,069)	(3,440)
	(3,224)	(2,761)
Variable rate instruments
Financial assets	500	221

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

	Equity				Profit or loss
	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease
	NIS millions				NIS millions
December 31, 2017
Fair value sensitivity (net)	(9)	9	(5)	5	(9)	9	(5)	5

	Equity				Profit or loss
	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease
	NIS millions				NIS millions
December 31, 2016
Fair value sensitivity (net)	(7)	7	(4)	4	(7)	7	(4)	4

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

The fair values of the remaining financial liabilities and their book values as presented in the consolidated statements of financial position are as follows:

	December 31, 2016		December 31, 2017
	Book value	Fair value*	Book value	Fair value*
	NIS millions		NIS millions
Debentures including current maturities and accrued interest	(3,815)	(4,112)	(2,954)	(3,288)
Long-term loans from financial institutions including current maturities and accrued interest	(340)	(350)	(540)	(574)

* The fair value as of December 31, 2017 includes principal and interest in a total sum of approximately NIS 418 million, paid in January 2018, after the end of the reporting period. The fair value as of December 31, 2016 includes principal and interest in a total sum of approximately NIS 592 million, paid in January 2017.

The fair value of marketable debentures is determined by reference to the quoted closing asking price at the reporting date (level 1), with the addition of principal and interest amounts, which were paid during the following month after the end of the reporting period.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

(2)	Fair value hierarchy of financial instruments measured at fair value

The table below analyses financial instruments carried at fair value, by valuation method.

	December 31, 2017
	Level 1	Level 2	Level 3	Total
	NIS millions	NIS millions	NIS millions	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	361	-	-	361
Derivatives	-	3	-	3
Total assets	361	3	-	364

Financial liabilities at fair value through profit or loss
Derivatives	-	(18)	-	(18)
Total liabilities	-	(18)	-	(18)

There have been no transfers during the year between Levels 1 and 2.

	December 31, 2016
	Level 1	Level 2	Level 3	Total
	NIS millions	NIS millions	NIS millions	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	282	-	-	282
Derivatives	-	2	-	2
Total assets	282	2	-	284

Financial liabilities at fair value through profit or loss
Derivatives	-	(17)	-	(17)
Total liabilities	-	(17)	-	(17)

(3)	Details regarding fair value measurement at Level 2

Financial instrument	Valuation method for determining fair value

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

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

(4)	Offset of financial assets and financial liabilities

The following table sets out the carrying amounts of recognized financial instruments that were offset in the consolidated statements of financial position:

	December 31, 2017
	Note	Gross amounts of recognized financial assets (liabilities)	Gross amounts of financial assets (liabilities) recognized and offset in the consolidated statements of financial position	Net amounts of financial assets (liabilities) presented in the consolidated statements of financial position
		NIS millions	NIS millions	NIS millions
Financial assets
Trade receivables	9	170	(123)	47

Financial liabilities
Trade payables and accrued expenses	13	(149)	123	(26)

	December 31, 2016
	Note	Gross amounts of recognized financial assets (liabilities)	Gross amounts of financial assets (liabilities) recognized and offset in the consolidated statements of financial position	Net amounts of financial assets (liabilities) presented in the consolidated statements of financial position
		NIS millions	NIS millions	NIS millions
Financial assets
Trade receivables	9	224	(159)	65

Financial liabilities
Trade payables and accrued expenses	13	(183)	159	(24)

Share price risk - sensitivity analysis

The Group’s investments in securities include investments in equity instruments. The sensitivity analysis below presents the effect of a change in share prices on the fair value of securities held by the Group, assuming that all other variables remain constant.

A change in share prices would have increased (decreased) profit or loss and equity by the amounts shown below (after tax):

	December 31, 2017
	NIS millions
	Profit or loss	Equity
Increase of 5%	1	1
Increase of 10%	3	3
Decrease of 5%	(1)	(1)
Decrease of 10%	(3)	(3)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 22 - Revenues

By type of revenue:

	Year ended December 31,
	2015	2016	2017
	NIS millions	NIS millions	NIS millions
Revenues from equipment	1,048	994	952

Revenues from services:
Cellular services	2,121	2,025	1,777
Land-line communications services	866	871	1,004
Other services	145	137	138
Total revenues from services	3,132	3,033	2,919
Total revenues	4,180	4,027	3,871

Note 23 - Cost of Revenues

Composition

	Year ended December 31,
	2015	2016	2017
	NIS millions	NIS millions	NIS millions
According to source of income:
Cost of revenues from equipment	763	674	645
Cost of revenues from services	2,000	2,028	2,035
	2,763	2,702	2,680
According to its components:
Cost of revenues from equipment	763	674	645

Rent and related expenses	332	321	281
Salaries and related expenses	265	241	224
Fees to communications operators	732	732	767
Cost of content and value added services	143	168	212
Depreciation and amortization	381	396	412
Royalties and fees	96	93	86
Other	51	77	53
Total cost of revenues from services	2,000	2,028	2,035
	2,763	2,702	2,680

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 24 - Selling and Marketing Expenses

Composition

	Year ended December 31,
	2015	2016	2017
	NIS millions	NIS millions	NIS millions
Salaries and related expenses	278	257	241
Commissions	196	179	88
Advertising and public relations	26	44	36
Depreciation and amortization	38	20	33
Other	82	74	81
	620	574	479

Note 25 - General and Administrative Expenses

Composition

	Year ended December 31,
	2015	2016	2017
	NIS millions	NIS millions	NIS millions
Salaries and related expenses	114	123	124
Depreciation and amortization	143	118	110
Rent and maintenance	59	55	51
Data processing and professional services	51	39	36
Allowance for doubtful accounts	32	33	46
Other	66	52	59
	465	420	426

Note 26 - Other Income (Expenses), net

Other Income, net, for 2017 mainly includes a NIS 10 million capital gain from the sale of an indirect subsidiary of the Company. For additional details, see note 7B, regarding Sale of indirect subsidiary of the Company.
Other expenses, net, for 2016 and 2015 include mainly expenses in respect of voluntary retirement plans for employees in an amount of approximately NIS 13 million and NIS 25 million, respectively.

Note 27 - Financing Income and Expenses

Composition

	Year ended December 31,
	2015	2016	2017
	NIS millions	NIS millions	NIS millions
Interest income from installment sale transactions	47	38	31
Net change in fair value of financial assets measured at fair value through profit or loss	5	6	14
Other	3	2	7
Financing income	55	46	52

Linkage expenses to CPI and interest expenses on long-term liabilities	(169)	(157)	(147)
Net change in fair value of derivatives	(32)	-	(8)
Discount amortization	(22)	(26)	(32)
Other	(9)	(13)	(9)
Financing expenses	(232)	(196)	(196)
Net financing expenses recognized in profit or loss	(177)	(150)	(144)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 28 - Income Tax

A.	Details regarding the tax environment of the Group

Corporate tax rate

Presented hereunder are the tax rates relevant to the Group in the years 2015-2017:

2015 - 26.5%
2016 - 25%
2017 - 24%

On January 4, 2016 the Israeli Parliament passed the Law for the Amendment of the Income Tax Ordinance (Amendment 216) - 2016, by which, inter alia, the corporate tax rate was reduced by 1.5% to a rate of 25% as from January 1, 2016.
Furthermore, on December 22, 2016 the Israeli Parliament passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) - 2016, by which, inter alia, the corporate tax rate was reduced from 25% to 23% in two steps. The first step to a rate of 24% as from January 2017 and the second step to a rate of 23% as from January 2018.

As a result of the aforesaid, the deferred tax balances as at December 31, 2017 were calculated according to the new tax rate of 23% - the tax rate expected to apply on the date of reversal.

Current taxes for the reported periods are calculated according to the tax rates presented above.

B.	Composition of income tax expense (income)

	Year ended December 31,
	2015	2016	2017
	NIS millions	NIS millions	NIS millions

Current tax expense (income)
Current year	45	35	27
Adjustments for prior years, net	-	(27)	(1)
	45	8	26

Deferred tax expense (income)
Creation and reversal of temporary differences	(9)	21	14
Change in tax rate	-	(19)	-
	(9)	2	14

Income tax expense	36	10	40

 Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 28 - Income Tax (cont'd)

C.	Income tax in respect of other comprehensive income (loss)

	Year ended December 31,
	2015	2016	2017
	NIS millions	NIS millions	NIS millions
Before tax	(2)	1	1
Tax (benefit) expenses	1	(1)	-
Net of tax	(1)	-	1

D.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense

	Year ended December 31,
	2015	2016	2017
	NIS millions	NIS millions	NIS millions
Profit before taxes on income	133	160	153
Primary tax rate of the Group	26.5%	25.0%	24.0%

Tax calculated according to the Group’s primary tax rate	35	40	37

Additional tax (tax saving) in respect of:

Non-deductible expenses	5	4	5
Taxes in respect of previous years	-	(27)	(1)
Effect of change in tax rate	-	(19)	-
Tax exempt income	(1)	-	-
Other differences	(3)	12	(1)

Income tax expenses	36	10	40

 Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 28 - Income Tax (cont'd)

E.	Deferred tax assets and liabilities

(1)	Recognized deferred tax assets and liabilities

Deferred taxes are calculated according to the tax rate anticipated to be in effect on the date of reversal as stated above.

The movement in deferred tax assets and liabilities is attributable to the following items:

	Allowance for doubtful debts	Property, plant and equipment and intangible assets	Other	Total
	NIS millions	NIS millions	NIS millions	NIS millions
Balance of deferred tax asset (liability) as at January 1, 2017	43	(184)	24	(117)
Changes recognized in profit or loss	-	(13)	(1)	(14)

Balance of deferred tax asset (liability) as at December 31, 2017	43	(197)	23	(131)

Deferred tax asset	43	5	26	74
Offset of balances				(74)

Deferred tax asset in the consolidated statements of financial position as at December 31, 2017				-

Deferred tax liability	-	(202)	(3)	(205)
Offset of balances				74

Deferred tax liability in the consolidated statements of financial position as at December 31, 2017				(131)

 Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 28 - Income Tax (cont'd)

E.	Deferred tax assets and liabilities (cont'd)

(1)	Recognized deferred tax assets and liabilities (cont'd)

	Allowance for doubtful debts	Property, plant and equipment and intangible assets	Hedging transactions	Carry forward tax deductions and losses	Other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Balance of deferred tax asset (liability) as at January 1, 2016	53	(201)	1	8	25	(114)
Changes recognized in profit or loss	(10)	17	(1)	(8)	-	(2)
Changes recognized in other comprehensive income	-	-	-	-	(1)	(1)

Balance of deferred tax asset (liability) as at December 31, 2016	43	(184)	-	-	24	(117)

Deferred tax asset	43	23	-	-	27	93
Offset of balances						(92)

Deferred tax asset in the consolidated statements of financial position as at December 31, 2016						1

Deferred tax liability	-	(207)	-	-	(3)	(210)
Offset of balances						92

Deferred tax liability in the consolidated statements of financial position as at December 31, 2016						(118)

(2)    Unrecognized deferred tax liability

As at December 31, 2017 and 2016, a deferred tax liability for temporary differences related to an investment in a subsidiary was not recognized as the decision whether to sell the investment is within the Group and it is satisfied that it will not be sold in the foreseeable future.

F.	Tax assessments

The Company has received final tax assessments up to and including the year ended December 31, 2013 (2013 fiscal year).

013 Netvision Ltd has received final tax assessments up to and including the year ended December 31, 2015 (2015 fiscal year).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 29 - Operating Leases

Non-cancelable operating lease rentals are payable as follows:

	December 31,	December 31,
	2016	2017
	NIS millions	NIS millions
Less than one year	274	275
Between one and five years	570	573
More than five years	103	70
	947	918

During the year ended December 31, 2017, NIS 280 million was recognized as expenses in respect of operating leases in the consolidated statements of income (2016 and 2015, NIS 286 million and NIS 285 million, respectively).

Major operating lease and service agreements:

a.	Office buildings and warehouses - there are lease agreements for periods of up to 14 years.

b.	Switching stations- there are lease agreements for switching station locations for periods of up to 18 years.

c.	Cell sites- there are lease agreements for cell sites for periods of up to 21 years.

d.	Service centers, retail stores and stands - there are lease agreements for service and installation centers and stands for periods of up to 13 years.

e.	Motor vehicles - lease for a period of 3 years.

Note 30 - Commitments

A.	The Group has commitments regarding the license it was granted in 1994, including:

1.	Not to pledge any of the assets used to execute the license without the advance consent of the Ministry of Communications.

2.
The Company's shareholders' joint equity, combined with the Company's equity, shall not amount to less than US$ 200 million. Regarding this stipulation, a shareholder holding less than 10% of the rights to the Company's equity is not taken into account.

The Group is in compliance with the above conditions.

B.
As at December 31, 2017, the Group has commitments to purchase equipment for the communications networks, end user equipment, systems and software maintenance, and content and related services, in a total amount of approximately NIS 859 million.

C.
Between 2003 and 2016, Netvision entered into a number of agreements with TI Sparkle Ireland Telecommunications Ltd. (formerly Mediterranean Nautilus Ltd.) and TI Sparkle (Israel) Ltd. (formerly Mediterranean Nautilus (Israel) Ltd.), or collectively TI Sparkle, for the purchase of rights of use of certain telecommunications capacities on TI Sparkle's communications cables, as well as maintenance and operation services relating to these cables. Over the last few years Netvision has increased the capacity purchased for significantly lower prices, as well as reduced maintenance costs. The term of the agreement with respect to capacity purchased from TI Sparkle is in effect until May 2032. Netvision has the option to terminate agreements with respect to parts of the capacity in 2022 and 2027. The remainder of the obligation under all existing agreements as of December 31, 2017 is NIS 92 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 30 - Commitments (cont'd)

D.
In March and April 2017, the Company's Sharing Agreements - the 4G network sharing and 2G and 3G hosting services agreement with Marathon 018 Xfone Ltd., or  Xfone, (which has not entered the cellular market yet) and the 3G and 4G network sharing and 2G hosting services agreement with Golan Telecom Ltd., or Golan, (originally entered with Electra and  adopted by Golan, after being acquired by Electra), and an agreement combining the 4G network sharing arrangements of the Xfone agreement and the Golan agreement into one three-way agreement - came into effect.

The main provisions of the Sharing Agreements are:

·
Network sharing - the parties will cooperate in the development of the shared 3G and 4G networks (as applicable), which will use the parties' relevant frequencies, to be operated by separate, newly created entities, or the Joint Corporations, which are equally owned by the parties. Each of the Company and the sharing party/parties shall hold the active elements of the shared network in equal parts and will grant each other and the Joint Corporations an Indefeasible Right of Use, or IRU, in their active elements of the shared Network. To that end, the sharing parties will purchase and hold equal shares of the active elements of the shared networks owned by the Company prior to the Effective Date. Future ongoing investments in such active elements shall be equally borne by the parties. Each party will purchase and operate its own core network. The Company will further provide the sharing parties and the Joint Corporations an IRU to the Company's passive elements of the shared network. The Company shall provide services to the Joint Corporations as a subcontractor.

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 30 - Commitments (cont'd)

The consideration for the Company under the Xfone agreement includes substantially similar arrangements (mutatis mutandis to its sharing and hosting agreement) but Xfone shall be entitled to a discount according to which, the said payments for the IRU to the passive elements and its share of the operation costs, will be replaced during a period of up to 5 years from the Xfone Agreement Effective Date, with a monthly payment per subscriber to the Company of NIS 25 in the first year, NIS 27.5 in the second year and NIS 30 thereafter, plus VAT, but in any case not less than certain minimum annual amounts (ranging between approximately NIS 20 million in the first year and approximately NIS 110 million in the fifth year).

The Agreements include standard stipulations as well as certain arrangements for separation of the parities and adding another sharing party. In addition to standard termination causes, Xfone may terminate its agreement by a prior written notice if it decides to cease operating in the cellular market in Israel.

The Golan agreement (which replaces the former national roaming services agreement) includes the following arrangements as well:

·
Loan - upon closing of the purchase of Golan by Electra, a loan by the Company to Golan in the sum of NIS 130 million for a period of 10 years to be repaid in 6 semi-annual equal installments beginning the 8th year of the Term (interest and CPI differentials to be accrued, will be paid as of the 6th year). The loan is guaranteed by a second degree floating charge on Golan's assets and rights (excluding certain exceptions) or an equivalent guaranty. In April 2017, the said loan in an amount of NIS 130 million was provided to Golan according to the terms of such agreement.

·	Resolve of the previously reported past national roaming payments differences.

According to the terms of the Golan agreement, part of the consideration is recognized as revenues and part is recognized as a reduction of operation costs.

As mentioned above, the Golan agreement includes a number of performance obligations for revenue recognition purposes:

·	IRU to Golan to the passive elements;
·	IRU to Golan in its part of the existing active elements of the shared 3G and 4G network and 2G hosting services;
·	Transmission services to Golan.

In addition, Golan shall pay the Company for participation in the operating costs of the 3G and 4G shared network and 2G network and future ongoing investments in the shared networks, according to a mechanism set in the agreement.

E.
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

F.
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

An agreement with salesforce.com EMEA Limited, or Salesforce, for the provision of Salesforce's CRM SAAS platform, including various products and services and support for the agreement term.  The agreement is valid until August 2019, and may be terminated by the Company in April 2018.  The Company also has an option to renew the agreement for two additional periods of 5 years each under certain terms.
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

Note 31 - Contingent Liabilities

In the ordinary course of business, the Group is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the consolidated financial statements in respect of all lawsuits against the Group amounted to NIS 49 million (see also Note 14, regarding Provisions).

Described hereunder are the outstanding lawsuits against the Group, classified into groups with similar characteristics. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group.

A.	Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly purported class actions, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. As of December 31, 2017, the amounts claimed from the Group by its customers sum up to NIS 16.634 billion (including class actions as detailed below). In addition, there are other purported class actions against the Group, in which the amount claimed has not been quantified if the lawsuits are certified as class actions, and in respect of which the Group has exposure in addition to the above mentioned. In addition, there is another purported class action for approximately NIS 300 million, that has been filed against the Group and other defendants together without specifying the amount claimed from the Group, another purported class action against the Group and other defendants together, in which the amount claimed from the Group was estimated by the plaintiffs to be approximately NIS 3 million, and other purported class actions, that have been filed against the Group and other defendants together in which the amount claimed has not been quantified if the lawsuits are certified as class actions and in respect of which the Group has exposure in addition to the above mentioned.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 31 - Contingent Liabilities (cont'd)

In December 2016, the District court partially approved a request to certify a lawsuit filed against the Company in July 2014 as a class action, relating to an allegation that the commercial messages the Company sent to its subscribers failed to meet the requirements of applicable law. In January 2017, the plaintiffs appealed the dismissal of the allegations which were not approved, to the Supreme Court. The total amount claimed was estimated by the plaintiffs to be approximately NIS 21 million.

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

In December 2017, the District Court approved a request to certify a lawsuit filed against the Company in May 2015 as a class action, relating to an allegation that the Company unlawfully charged some of its subscribers for call details reports. In February 2018, after the end of the reporting period, the Company appealed the approval of this allegation to the Supreme Court and the plaintiff appealed the dismissal of other allegations. The total amount claimed was not estimated by the plaintiffs.

Of all the consumer purported class actions, in two purported class actions with aggregate amounts claimed estimated by the plaintiffs of approximately NIS 15.076 billion, settlement agreements were filed with the court and the proceedings are still pending.

Of all the consumer purported class actions, there is a purported class action for approximately NIS 6 million, of which at this early stage it is not possible to assess the chances of success.

After the end of the reporting period, two purported class actions against the Group, with aggregate amounts claimed estimated by the plaintiffs of approximately NIS 160 million and another purported class action against the Group for which the amount claimed from the Group was not specified, were concluded.

After the end of the reporting period, five purported class actions have been filed against the Group: three purported class actions with aggregate amounts claimed estimated by the plaintiffs of approximately NIS 88 million, a purported class action for a sum estimated by the plaintiffs of tens of millions of NIS, and a purported class action against the Group and other defendants together, in which the amount claimed from the Group was estimated by the plaintiffs to be approximately NIS 4 million. At this early stage it is not possible to assess their chances of success.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 31 - Contingent Liabilities (cont'd)

Described hereunder are the outstanding consumer class actions and purported class actions against the Group broken down by amount claimed if the lawsuit is certified as a class action, as of December 31, 2017:

Claim amount	Number of claims	Total claims amount (NIS millions)
Up to NIS 100 million	15	468
NIS 100-500 million	5	1,166
Above NIS 1 billion	1	15,000
Unquantified claims	12	-
Against the Group and other defendants together without specifying the amount claimed from the Group	1	300
Against the Group and other defendants together, in which the amount claimed from the Group has been quantified	1	3
Unquantified claims against the Group and other defendants	5	-

Described hereunder are purported class actions against the Group, in which the amount claimed was NIS 1 billion or more:

1.
In March 2015, a purported class action in a total amount estimated by the plaintiffs to be approximately NIS 15 billion, if the lawsuit is certified as a class action, was filed against the Company, by plaintiffs alleging to be subscribers of the Company, in connection with allegations that the Company unlawfully violated the privacy of its subscribers. In February 2017, a settlement agreement was filed with the court and proceedings are still pending.

2.
In December 2015, a purported class action was filed against the Company and two other defendants, alleging that the defendants unlawfully offer cellular pre-paid calling cards for very high prices by allegedly coordinating such prices among them. The total amount claimed from all defendants, including the Company, had the lawsuit been certified as a class action, was estimated by the plaintiffs to be approximately NIS 13 billion, out of which, based on the data specified in the lawsuit by the plaintiffs, an estimated amount of approximately NIS 6.7 billion was claimed from the Company. In September 2016, the purported class action was dismissed by the District Court. In November 2016, the plaintiffs filed an appeal regarding the District Court's decision and in January 2017, the Supreme Court dismissed their appeal.

B.	Employees, subcontractors, suppliers, authorities and others claims

In the ordinary course of business, lawsuits have been filed against the Group by employees, subcontractors, suppliers, authorities and others which deal mostly with claims for breach of provisions of the law governing termination of employment and obligatory payments to employees, claims for breach of agreements, copyright and patent infringement and compulsory payments to authorities.

As of December 31, 2017, the amounts that are claimed from the Group under these claims total approximately NIS 27 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 31 - Contingent Liabilities (cont'd)

C.	Liens and guarantees

As part of issuance of the Series F through L debentures and the loan agreements which the Company entered into, the Company committed not to create liens on its assets, subject to certain exceptions.

The Group has given bank guarantees as follows:

a.	To the Government of Israel (to guarantee performance of the Cellular License) - NIS 80 million.

b.	To the Government of Israel (to guarantee performance of the Licenses of the Group) - NIS 18 million.

c.	To suppliers, government institutions and others - NIS 159 million.

Note 32 - Regulation and Legislation

A.
Under an interim order issued by the Supreme Court in September 2010, the Company is unable to rely on the exemption from obtaining a building permit for the construction of radio access devices under cellular networks, other than to replace or relocate existing radio access devices in certain conditions, until regulations limiting such reliance are enacted or a different decision by the court is made. In 2017, a draft regulations setting procedures for making changes in existing radio access devices including replacement thereof and for the construction of a limited number of new radio access devices exempt from building permits, but requiring certain municipal procedures, was deliberated in the Israeli Parliament's Economic Committee.

B.
In 2012, the Israeli Minister of Communications published a policy document regarding landline wholesale services, which mainly provided for: (1) the creation of an effective wholesale telecommunications access market in Israel, as Bezeq and Hot will allow other operators that do not own an infrastructure, to use their infrastructure in order to provide services to end users; (2) the gradual annulment of the structural separation in the Bezeq and Hot groups and its replacement with an accounting separation and change of the supervision on Bezeq retail tariffs to maximum tariffs rather than the current setting of fixed tariffs, generally depending on the development of a wholesale market and the state of competition in the market, and with relation to television broadcasting services, if there is a reasonable possibility of providing a basic package of television services through the internet by providers without a national landline infrastructure.

In 2015, the wholesale landline market was formally launched in Israel in regards to internet infrastructure services and use of certain physical infrastructure by operators who do not own such infrastructure.
Although the wholesale market was formally applicable to Hot's infrastructure as well, Hot's infrastructure has been effectively excluded from the wholesale market up until recently, initially as the maximum tariffs for Hot's wholesale infrastructure service were not published by the MOC until June 2017 (and are higher than those set for Bezeq's service) and thereafter, due to disagreements with Hot as to the implementation of the service, which were recently resolved by the MOC. To the best of the Company's knowledge, there are no wholesale services supplied yet over Hot's infrastructure. The Ministry of Communications  previously announced it will not interfere with the tariffs Hot has set for its wholesale telephony service.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 32 - Regulation and Legislation (cont'd)

In June 2017, the Ministry of Communications published regulations setting Bezeq's resale telephony service to be provided by Bezeq as of July 2017, as a temporary 14 month alternative for wholesale landline telephony service. In addition, the Ministry of Communications resolved that Bezeq's obligation to offer wholesale telephony service, will be postponed until the lapse of said resale telephony service period. The resolution further notes that the Ministry of Communications will consider the resale telephony service as a permanent replacement of the telephony wholesale service.

The tariffs set for the resale telephony service are substantially higher than those set for Bezeq's  telephony wholesale service. The Ministry of Communications is holding a public hearing in relation to the aforementioned tariffs, to be applied retroactively after its conclusion.

Further, in January 2016, the Ministry of Communications announced its intention to annul Bezeq and Hot's structural separation as part of its plan to ensure massive investment in fiber optics infrastructure in Israel. In December 2016 the Ministry of Communications informed Bezeq that it intends to hold a public hearing regarding a possible annulment of the corporate separation and thereafter the structural separation in the Bezeq group.

An amendment to the Communications Law applies certain wholesale obligations on all landline operators, including the Company and requiring all landline operators to grant all other landline operators access to their passive infrastructure (except IBC's passive infrastructure), the terms of which (with the exclusion of Bezeq and Hot whose terms are set by the regulator) will be negotiated by the parties.

C.
The Ministry of Communications set certain requirements for the approval of network sharing, including the following principles: (1) sharing of passive elements of cell sites and active sharing of antennas among all cellular operators are encouraged; (2) active sharing of radio networks using shared equipment and frequencies will be allowed only between an operator with a partial 3G network deployment and an operator with a full 3G network deployment, whereas such sharing will not be allowed for two operators with full 3G network deployment; (3) sharing of transmission from cell sites among operators sharing frequencies is generally allowed; (4) approval of active sharing of radio networks using shared equipment and frequencies shall be for a limited period, only if there are at least three independent cellular networks in Israel, and is conditioned upon certain conditions, including: (i) the obligation to allow other operators to join on terms similar to the terms granted to the sharing operator with the smallest market share; (ii) the obligation to host a Mobile Virtual Network Operator without the other sharing operators' consent; (iii) the shared radio network must be operated through a joint entity held equally by the sharing operators, which entity will be required to obtain a license from the Ministry of Communications and will use the frequencies allocated to sharing operators; and (iv) the radio elements of the shared network will be held in equal parts by the sharing operators, and each of the sharing operators will have the right to use other sharing operators' passive infrastructure including following termination of the agreement.

For details regarding the Company's network sharing and hosting agreements with Xfone and Golan, see Note 30, regarding Commitments.

D.
In June 2016, a committee for the regulation of broadcasting nominated by the Ministry of Communications published its final recommendations, including  classification of the audio visual providers in the market into categories and determination of the regulation applied to each class as follows: under 10% revenues market share - self regulation; more than 10% revenues market share - narrow regulation involving a mandatory license; and more than 10% revenues market share for 3 consecutive years - full regulation, including mandatory investments and original Israeli content financing. The implementation of such recommendations is subject to the adoption thereof by legislation.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 32 - Regulation and Legislation (cont'd)

E.
In 2017, following the Ministry of Communication's requirement to unify the unified licenses held by each communications group into one unified license, the Company completed a reorganization of its subsidiaries, including Netvision, following which all the Company's fixed-line operation under the unified license are unified under the Company's wholly owned subsidiary Cellcom Fixed Line Communications, Limited Partnership.

Note 33 - Related Parties

A.	Balance sheet

	December 31,	December 31,
	2016	2017
	NIS millions	NIS millions
Current assets	1	2
Current liabilities	1	2
Long-term liability - debentures (including current maturity)*	3	-

* Debentures balance held by related parties, which includes debentures held for the benefit of the public, through, among others, provident funds, mutual funds and pension funds, as of December 31, 2017 and 2016, is NIS 19 million par value linked to the CPI and NIS 25 million par value linked to the CPI, respectively.

B.	Transactions with related and interested parties executed in the ordinary course of business at regular commercial terms:

	Year ended December 31,
	2015	2016	2017
	NIS millions	NIS millions	NIS millions
Income:
Revenues	16	17	13

Expenses:
Cost of revenues and other	25	16	16

In the ordinary course of business, from time to time, the Group purchases, leases, sells and cooperates in the sale of goods and services or otherwise engages in transactions with entities that are members of the DIC/IDB group or other interested or related parties.

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

Executive officers also participate in the Group’s share option program (see Note 20, regarding Share-Based Payments).

Key management personnel compensation is comprised of:

	Year ended December 31,
	2015	2016	2017
	NIS millions	NIS millions	NIS millions
Short-term employee benefits	4	4	6
Share-based payments	1	1	1
	5	5	7

D.	Agreements with DIC

In October 2006, the Company entered into an agreement with DIC pursuant to which DIC provides the Company with advisory services in the areas of management, finance, business and accountancy. In 2015, the agreement was amended so that the annual consideration for DIC management services would be equal to the director's fees (both the annual fee and the meeting attendance fee) paid to the Company's external and independent director (which is in the amount of NIS 134,180 per year and NIS 4,035 per meeting, adjusted for changes in the Israeli CPI for October 2015), for each director that DIC nominates or proposes to the Company's Board of Directors, but no more than five directors (replacing the fixed consideration of NIS 2 million (linked to the Israeli Consumer Price Index for June 2006) plus VAT per year, paid to DIC until December 31, 2014). This agreement is for a term of one year and is automatically renewed for one-year terms (however the extension thereof after October 2018 requires the approvals of the parties organs according to the Israeli Companies Law), unless either party provides 60 days prior notice to the contrary. As of the balance sheet date, no directors' services are included in the agreement and no management fees are paid thereunder.