Form 20-F
period 2018-12-31
Cellcom Israel Ltd.
filed 2019-03-18
CIK 1385145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

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

As of December 31, 2018, the Registrant had outstanding 116,196,729 Ordinary Shares, par value NIS 0.01 per share.

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

☒ Yes    ☐ No

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files)

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer , or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company”  in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

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

☐ Yes    ☒ No

INTRODUCTION

In this annual report, “Cellcom,” the “Company,” “we,” “us” and “our” refer to Cellcom Israel Ltd. and its subsidiaries.  The terms “NIS” refers to new Israeli shekel, and “dollar,” “USD” or “$” refers to U.S. dollars. The term "Companies Law" shall mean the Israeli Companies Law of 1999.

Presentation of Financial and Share Information

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB").

Unless we indicate otherwise, U.S. dollar translations of the NIS amounts presented in this annual report are translated for the convenience of the reader using the rate of NIS 3.748 to $1.00, the representative rate of exchange as of December 31, 2018 as published by the Bank of Israel. The translation is for the convenience of the reader only, and it does not represent the fair value of the translated assets and liabilities.

Trademarks

We have proprietary rights to trademarks used in this annual report which are important to our business. We have omitted the “®” and “™” designations for certain trademarks, but nonetheless reserve all rights to them.  Each trademark, trade name or service mark of any other company appearing in this annual report belongs to its respective holder.

Industry and Market Data

This annual report contains information about our market share, market position and industry data. Unless otherwise indicated, this statistical and other market information is based on statistics prepared by the Ministry of Communications of Israel, Brandman Marketing Research and Consultancy Institute, Sapio Research & Development, Pyramid Research, and Meida Shivuki C.I. (survey institute). Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. We have not independently verified the accuracy of market data and industry forecasts contained in this annual report that were taken or derived from these industry publications.

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

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.             SELECTED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, the notes thereto, the independent registered public accounting firms’ report and the convenience translation of the consolidated financial statements as of and for the year ended December 31, 2018 into U.S. dollars solely for the convenience of the reader, included elsewhere in this annual report.

The selected data presented below under the captions “Income Statement Data” and “Statement of Financial Position Data” for, and as of the end of, each of the years in the five-year period ended December 31, 2018, are derived from the consolidated financial statements of Cellcom Israel Ltd. and subsidiaries. The consolidated financial statements as of December 31, 2017 and 2018, and for each of the years in the three-year period ended December 31, 2018, and the report thereon, are included elsewhere in this annual report. Data for 2015 and 2014, and the selected consolidated balance sheet data as of December 31, 2016, 2015 and 2014, have been derived from our previously reported audited consolidated financial statements, which are not included in this annual report. The selected financial data should be read in conjunction with our consolidated financial statements and accompanying notes and “Operating and Financial Review and Prospects” appearing in Item 5 of this annual report, and are qualified entirely by reference to such consolidated financial statements.

The information presented below under the caption “Other Data” contains information that partly is not derived from the financial statements.

For your convenience, the following tables also contain U.S. dollar translations of the NIS amounts presented at December 31, 2018, translated using the rate of NIS 3.748 to $1.00, the representative rate of exchange on December 31, 2018 as published by the Bank of Israel.

	Year Ended December 31,
	2014	2015	2016	2017	2018	2018
	(In NIS millions, except where indicated otherwise)					(In US$ millions)
Income Statement Data:

Revenues	4,570	4,180	4,027	3,871	3,688	984
Cost of revenues	2,727	2,763	2,702	2,680	2,661	710
Selling and marketing expenses	672	620	574	479	567	151
General and administrative expenses	463	465	420	426	360	96
Other (income) expenses, net	46	22	21	(11)	26	7
Operating profit	662	310	310	297	74	20
Financing expense, net	198	177	150	144	144	39
Tax benefit(tax on Income)	110	36	10	40	(6)	(2)
Net income (loss)	354	97	150	113	(64)	(17)
Basic earnings (loss) per share (in NIS)	3.51	0.95	1.47	1.11	(0.58)	(0.15)
Diluted earnings(loss) per share (in NIS)	3.48	0.95	1.47	1.10	(0.58)	(0.15)
Weighted average ordinary shares used in calculation of basic earnings per share (in shares)	99,924,306	100,589,458	100,604,578	100,654,935	107,499,543	107,499,543
Weighted average ordinary shares used in calculation of diluted earnings per share (in shares)	100,706,282	100,589,530	100,698,306	100,889,661	107,499,543	107,499,543

(*) The results at and for the years 2017 and 2018, include the impact of the adoption of IFRS 15 with effect as of January 1, 2017.

Statement of Financial Position Data:

Cash and cash equivalents	1,158	761	1,240	527	1,202	321
Working capital	837	625	1,074	692	1,269	339
Total assets	7,240	6,278	6,662	6,087	6,749	1,800
Total equity	1,092	1,185	1,340	1,441	1,677	448

Other Data:
Adjusted EBITDA(1)	1,282	872	858	853	660	176
Capital expenditures	487	396	382	550	647	173
Dividends declared per share	-	-	-	-	-	-
Net cash from operating activities	1,557	836	781	774	770	205
Net cash used in investing activities	(350)	(96)	(364)	(644)	(631)	(168)
Net cash from (used in) financing activities	(1,106)	(1,136)	62	(843)	537	143
Cellular Subscribers (in thousands)(2)	2,967	2,835	2,801	2,817	2,851	2,851
Churn rate of cellular subscribers(4)	44.0%	42.0%	42.4%	45.8%	43.2%	43.2%
Cellular ARPU (in NIS)(5)	72	65	63	57	51	14
Internet customers (households) (end of period) (in thousands)(3)		95	156	222	269	269
TV customers (households) (end of period) (in thousands) (3)		63	111	170	219	219

(1)
Adjusted EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net (excluding gain from the sale of a subsidiary and expense related to employee retirement plans); income tax; depreciation and amortization and share based payments.  We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our significant debt), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with property, plant and equipment. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of our profitability or liquidity.  Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses.  In addition, adjusted  EBITDA, as presented in this annual report, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

The following is a reconciliation of net income to adjusted EBITDA:

	Year Ended December 31,
	2014	2015	2016	2017	2018	2018
	(In NIS millions)					(In US$ millions)

Net income (loss)	354	97	150	113	(64)	(17)
Financing expense, net	198	177	150	144	144	38
Other expenses (income),net (excluding expense related to employee retirement plans and gain from the sale of a subsidiary );	7	(3)	8	(1)	-	-
Tax benefit (tax on income) income	110	36	10	40	(6)	(2)
Depreciation and amortization	610	562	534	555	584	156
Share based payments	3	3	6	2	2	1
Adjusted EBITDA	1,282	872	858	853	660	176

(2)
Cellular subscriber data refers to active subscribers. We use a six-month method of calculating our cellular subscriber base, which means that we add post-paid subscribers to our subscriber base upon their joining our services and prepaid subscribers upon charging a prepaid card and we deduct subscribers from our subscriber base after six months of no revenue generation and activity on our network and no data usage or less than NIS 1 of accumulated revenues for M2M (machine to machine) subscribers. The six-month method is, to the best of our knowledge, consistent with the methodology used by other cellular providers in Israel. The 2017 cellular subscriber base includes subscribers added  as part of our purchase of the operations of an Israeli Mobile Virtual Network Operator, or MVNO, during the third quarter of 2017. As of the third quarter of 2018, we add M2M subscribers to the cellular subscriber base only upon first use instead of at the time of joining our service as was done until the change. This change did not have a material effect on M2M prior subscriber data.

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

We have set out below the calculation of cellular ARPU for each of the periods presented:

	Year Ended December 31,
	2014	2015	2016	2017	2018	2018
	(In NIS millions, except number of subscribers and months)					(In US$ millions)
Revenues	4,570	4,180	4,027	3,871	3,688	984
less revenues from equipment sales	1,005	1,048	994	952	904	241
less other revenues*	941	869	881	949	1,061	283
Revenues used in cellular ARPU calculation	2,624	2,263	2,152	1,971	1,723	460
Average number of cellular subscribers	3,034,946	2,898,987	2,832,407	2,797,341	2,826,013	2,826,013
Months during period	12	12	12	12	12	12
Cellular ARPU (in NIS, per month)	72	65	63	57	51	14

*	Other revenues include revenues from other communications services mainly fixed-line revenues and repair services.

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

Our operations are also subject to the regulatory and supervisory authority of other Israeli regulators which have the authority to impose criminal and substantial administrative sanctions against us.

Further, our business and results of operations could be materially and adversely affected by new legislation and decisions by regulators or the courts that:

·
approve the annulment or further relaxation of the structural separation requirements imposed on the Bezeq communications group, given its monopolistic or duopolistic powers in most areas in which we compete, and also on the Hot communications group (though to a lesser degree, given that Hot already has substantial leniencies despite its monopolistic and duopolistic powers), especially if carried out before an effective landline wholesale market, which includes both telephony and infrastructure, is effected on both Bezeq's and Hot's infrastructure;  set unfavorable regulation, including high tariffs for wholesale services, increasingly so in light of the rapidly growing demand for data capacity for both internet and television services; or insufficient mechanisms to prevent Bezeq and Hot from reducing their retail tariffs and thereby reducing the difference between the wholesale and retail tariffs ("margin squeeze"), or fail to enforce regulation with respect to the landline wholesale market resulting in our continued inability to use additional wholesale services. See also "– We face intense competition in all aspects of our business" below and "Item 4. Information on The Company – B. Business Overview "-Competition";

·
award our competitors certain benefits and leniencies not available to us, including through waiving, easing or not enforcing requirements set in their  licenses, or not making similar demands or not imposing similar restrictions or any regulation, for example, on foreign participants in the TV market. See also "Item 4. Information on the Company – B. Business Overview – Competition", "– Government Regulations – Cellular Segment” and thereunder: – Mobile Virtual Network Operators" and "Government Regulations – Fixed-line Segment";

·	do not renew our licenses (or renew them on terms that are not favorable to us);

·
do not renew the allocation of our frequencies (where applicable) or limit our usage thereof or demand that we return frequencies allocated to us or not allow us to obtain additional frequencies, as such become necessary, or do so under unfavorable terms, or demand that we change frequencies on an unreasonable timetable or bear the costs of such an exchange;

·
publish frequencies tenders before we are in need of additional frequencies or before we have the means to participate in such  tenders, or set deployment requirements for our network, using such new frequencies, given the substantial investments it would entail, without regard to our financial situation; see "As a result of substantial and continuing changes in our regulatory and business environment, our operating results, profitability and cash flow have decreased significantly in the past several years, with a loss for 2018. Further decline may adversely affect our financial condition" and "We may be adversely affected by the significant technological and other changes in the telecommunications industry "below and "Item 4. Information on the Company – B. Business Overview –– Network and Infrastructure – Cellular Segment – Frequencies";

·	allow additional competitors to enter the cellular market as 5G operators, which may further increase the competition in the market;

·	impose new safety or health-related requirements;

·	impose additional restrictions or requirements with respect to the construction and operation of cell sites or the networks;

·
limit or prevent our ability to cooperate in deploying landline infrastructure with other operators or refuse to approve our recently announced investment in IBC Israel Broadband Company (2013) Ltd., or IBC. See also "Item 4. Information on the Company – B. Business Overview – Network and Infrastructure – Fixed-line Segment – Fixed-line Infrastructure – Investment in IBC";

·
impose restrictions or demand we meet additional requirements on the provision of services or products we provide or regulate or otherwise intervene with the terms under which we advertise, market, price (including changes thereof) or provide them to our subscribers, credit terms, including in respect of existing agreements;

·	allow other operators or other parties to provide services previously provided only by us to our subscribers;

·
set higher service standards or costly requirements relating to the service we provide our customers, both in relation to our network quality and coverage and our customer service, including response times at our call centers;

·	set a timetable for the implementation of new requirements in our license or other legislation which we cannot meet;

·
impose a stricter policy or set stricter regulation with respect to privacy protection, such as with regard to data protection, collection, amelioration, segmentation or usage of data, including for commercial activities by us or for the benefit of third parties;

·
impose regulation on our "over-the-top", or OTT, TV services, including the requirement to finance original productions, imposing or allowing unfavorable or discriminatory terms for the usage of the digital terrestrial television (DTT) broadcasting in Israel or applying such regulation to us and not to other OTT TV providers. See "– Item 4. Information on the Company – B. Business Overview – Government Regulations ― Fixed-line Segment – OTT TV"; and

·
limit or prohibit the renewal of our licenses and allocation of additional frequencies to us, as we are included in the list of concentrated entities (being a subsidiary of Discount Investment Corporation Ltd., or DIC) published annually according to the Law for the Promotion of Competition and the Mitigation of Concentration, or the Concentration Law.

If we fail to compensate for lost revenues, increased expenses (objectively or in comparison to our competitors) or additional investments resulting from past or future legislative or regulatory changes with alternative sources of income or otherwise, our results of operations may be materially adversely affected.

We face intense competition in all aspects of our business.

The Israeli telecommunications market is highly competitive in many of its elements. The competition level has increased substantially in recent years, following the entry of additional competitors and regulatory changes alleviating entry barriers and transfer barriers.  We entered the TV market through our OTT TV service in December 2014 and the landline infrastructure market, through the landline wholesale market, in the first half of 2015, and in 2018 we commenced deployment of an independent fiber-optic infrastructure. In the other markets we operate in and specifically in the cellular market, price competition and erosion, high churn rate and high subscriber acquisition costs continue to materially affect our and other mobile network operators', or MNOs', revenues and profitability. The current level of competition in all the markets in which we operate and aggressive price plan offerings by our competitors may continue. See also the "Competition" section under “Item 4. Information on the Company - B. Business Overview","—Competition – Fixed-line Segment– Internet infrastructure and Connectivity Business" and "– Telephony Business". Should the current level of competition continue, it will continue to adversely affect our results of operations. Any of the following developments materializing in our market, may result in increased competition and further materially adversely affect our profitability:

·	tariffs maintained at their current level or decreasing even further, including as part of a bundle;

·
an ineffective landline wholesale market, including the de facto exclusion of telephony wholesale services, services provided not in line with the wholesale market criteria and not enforced by the MOC; unfavorable pricing harming our ability to provide competitive bundles and compete with the Hot and Bezeq groups, or change of current regulation to a less favorable one, given our dependence on the landline wholesale market in supplying our landline infrastructure services; or further escalation of the competition by Bezeq and Hot, given their dominance in the landline market, especially if the structural limitations on these groups are alleviated before an effective landline wholesale market is in effect. See also "Item 4. Information on The Company –B. Business Overview – Government Regulations – Fixed-line Segment – Landline";

·
annulment or further relaxation of the structural separation imposed on each of the Bezeq and Hot groups or further consolidation of  Bezeq's subsidiaries and their operations as it will provide the Bezeq and Hot groups a competitive advantage, given their dominance in the landline telephony and infrastructure markets and TV market. More so, in respect of our triple and quatro offering, given the de facto creation of a unified company by Bezeq's subsidiaries with the strong financial support of Bezeq. See also "Item 4. Information on The Company –B. Business Overview – Competition - Communications groups and structural separation"; "-Government Regulations – Fixed-line Segment – Landline";

·
entrance of new competitors, including major global and local companies, such as Netflix, Amazon and other OTT participants in the TV market, to any of the markets we operate in, or complementary services becoming competitive to our services, or the entry of existing competitors to additional markets or segments where they are currently not or less active, or as a result of regulatory changes, allowing other operators to provide services currently provided only by us to our subscribers. See "Item 4. Information on The Company –B. Business Overview –– Competition";

·
our failure to deploy widespread landline infrastructure or turn IBC into a widespread landline infrastructure provider from which we can procure such service or enter into cooperation to use such infrastructure with an operator which owns such infrastructure, given the growth of our TV and internet services, especially if one of our competitors which currently does not own such infrastructure deploys such infrastructure or enters into such cooperation. Further, this may limit our broadband bandwidth offering in comparison to our competitors, since currently our offering of such service is mainly dependent on the landline wholesale market services, See "Item 4. Information on the Company –B. Business Overview –– Competition – Fixed-Line Segment";

·
our inability or failure to purchase additional frequencies or to purchase frequencies in an amount equal to our competitors, or to make the necessary investments in our networks or in our business in general, in order to maintain our competitive standing, given our financial situation or otherwise. See "- As a result of substantial and continuing changes in our regulatory and business environment, our operating results, profitability and cash flow have decreased significantly in the past several years, with a loss for 2018. Further decline may adversely affect our financial condition" above and "We may be adversely affected by the significant technological and other changes in the telecommunications industry" below;

·	regulatory or technological changes, such as implementation of an electronic SIM (e-SIM) in cellular end-user equipment, facilitating even further transfer of customers among operators;

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

As a result of substantial and continuing changes in our regulatory and business environment, our operating results, profitability and cash flow have decreased significantly in the past several years, with a loss for 2018. Further decline may adversely affect our financial condition.

 Our operating profit in 2018 was NIS 74 million ($20 million), a decrease of 75.1% from NIS 297 million ($79 million) in 2017 and a decrease of 76.1% from NIS 310 million in 2016. We recorded a loss in 2018 of NIS 64 million ($ 17 million), compared to net income of NIS 113 million ($30 million) in 2017 and a net income of NIS 150 million in 2016. The Company's net cash from operating activities in 2018 amounted to NIS 770 million ($205 million), a decrease of 0.5% from NIS 774 million ($207 million) in 2017 and a decrease of 1.4% from NIS 781 million ($208 million) in 2016. The principal factor leading to the continued decline in our operating results over the past several years has been the intense competition resulting largely from regulatory developments intended to enhance competition in the Israeli telecommunications market. These developments have caused, over the past several years, significant erosion in the prices charged for the provision of cellular services and a decrease from equipment sales.

As our business environment continues to be characterized by increased competition in the various markets in which we operate, these factors may continue to negatively impact our business, which may further adversely affect our results of operations and financial condition – that being more volatile than our competitors, due to our substantially larger amount of debt. Other impacts may include the need to reduce investments, in absolute terms and in comparison to our competitors, which may harm our competitive standing and potential future growth, . adversely affect our ability to raise additional debt and refinance our existing debt or adversely affect the terms and price of such debt raising, which in turn may further adversely affect our financial condition and may require equity capital raising, if possible.  See also "- Our substantial debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability" below.

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

We have experienced difficulties in obtaining some of these consents and permits, particularly in obtaining building permits for cell sites from local planning and building authorities. As of December 31, 2018, we operated a small portion of our cell sites without building permits or applicable exemptions and approximately 33% of our cell sites without building permits in reliance on an exemption from the requirement to obtain a building permit, mainly for radio access devices. Such reliance had been challenged and under an interim order issued by the Supreme Court in September 2010, was reduced to replacing or relocating existing radio access devices under certain conditions. In October 2018, regulations setting procedures for the construction, changes and replacement of radio access devices exempt from building permits were enacted. Although these regulations reflect previous judicial limitations placed upon our ability to make changes and replace radio access devices, they also introduce a new licensing procedure that may further reduce our ability to construct new radio access devices based on such exemption. This may adversely affect our existing networks and our networks' build out.  In addition, the Ministry of Justice expressed an opinion that such regulations and the exemption do not relate to the radio access devices' ancillary equipment. The Ministry of Justice is expected to publish further instructions in the matter. The exclusion of the ancillary equipment from the exemption, if adopted, could adversely affect our existing networks and our networks' build out. For additional details see "-“Item 4.B – Business Overview – Government Regulations – Cellular Segment – Permits for Cell Site Construction”.

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

Several local planning and building authorities are claiming that Israeli cellular operators may not receive building permits, in reliance on the Israeli National Zoning Plan 36, or the Plan, which regulates cell site construction and operation, for cell sites operating in frequencies not specifically detailed in the frequencies charts attached to the Plan and have refused to provide a building permit in a number of cases. Following conflicting district court decisions regarding this claim, the matter is expected to be decided by the Supreme Court. Some of the frequencies to which we may be required to transfer according to the MOC's instruction (see "We may be adversely affected by the significant technological and other changes in the telecommunications industry" below) are not specifically detailed in the Plan. Most of our cell sites and many cell sites operated by other operators also operate in frequencies not specifically detailed in the Plan.

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

If we are unable to obtain or rely on exemptions from obtaining or to renew building or other consents and permits for our existing cell sites or other facilities, or if the Plan is changed to include additional restrictions and requirements on the construction and operation of cell sites or should the Supreme Court rule against the Company regarding the claim in relation to frequencies not specifically detailed in the Plan, it could adversely affect our existing network and its build-out, delay the deployment of our 4G network and future generations, negatively affect the extent, quality and capacity of our network coverage and our ability to continue to market our products and services effectively, all of which may have a material adverse effect on our results of operations and financial condition.

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

Health concerns regarding cell sites have caused us difficulties in obtaining permits for cell site construction and obtaining or renewing leases for cell sites and even resulted in unlawful sabotage of a small number of cell sites and prompted proposed legislation aimed at increasing the minimum distance permitted between cell sites and certain institutions. Formal positions adopted by various Israeli government ministries with respect to radiation safety, include the 2009 position that cell sites constructed pursuant to a building permit are preferable to radio access devices, and that utilizing a cellular network to provide advanced services that can be provided through a landline network is not justified in light of the preventive care principle set forth in the Israeli Non-Ionizing Radiation Law.

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

In 2015, we entered into the first collective employment agreement with our employees' representatives and the Histadrut, an Israeli labor union, for a term of 3 years and in 2018 we entered into a new collective employment agreement for an additional 3 year term (2018-2020). The agreements have consistently increased our employment costs.  The agreement defines employment policy and terms in various aspects, including payments to the employees, procedures relating to manning a position, change of place of employment and dismissal, including management's and the employees' representative's respective authority with regards to each. As a result, our day-to-day operations and our ability to execute organizational and personnel changes is more limited, cumbersome, costly and lengthy, as reflected in the voluntary retirement plans carried out in 2014 – 2016 and 2018, and requires more management attention that would otherwise be available for our ongoing business. In January 2019, the Histadrut announced a labor dispute at the Company, regarding the Company's intention to dismiss approximately 250 employees of the Company and failure to agree on other streamlining measures with the employees' union that do not include involuntary termination of employment. Under the announcement, the Company's employees would be entitled to take organizational steps (including a strike). We are negotiating a new collective employment agreement with our employees' representatives and the Histadrut but cannot guarantee the outcome of such negotiations.

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

We provide services to millions of subscribers on a daily basis. As a result of the scope and magnitude of our operations, as well as the multitude of pricing plans for stand-alone and bundles of services, the large amount of usage data our information systems need to process and record with relation to our subscribers according to their respective pricing plans, the frequent and multiple changes to our operation and pricing plans due to regulatory changes or in response to the changing market conditions, and the involvement of thousands of sales and customer service representatives in the sale process and after sale contacts with our existing or prospective customers - all increasing the risk of discrepancies occurring between a pricing plan and the information processed by our internal information systems or inadequate information provided, despite our continued efforts to the contrary - we are subject to the risk of a large number of lawsuits, including class action suits by consumers and consumer organizations. These actions are costly to defend and could result in significant judgments against us, which may materially and adversely affect our financial results. Recent years were characterized by a substantial increase in the number of purported class actions filed and approved in Israel, the greater involvement of consumer organizations and the Attorney General. In addition to eight class actions approved against us to date, we have entered into several settlement agreements, mostly for immaterial sums, and are currently engaged in dozens of purported class action suits as a defendant, many of which are for substantial amounts. For a summary of certain material legal proceedings against us, see “Item 8 – Financial Information - A. Consolidated Statements and Other Financial Information –Legal Proceedings”.

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

Our operations are dependent on a number of complex technological and information systems, including billing systems. The occurrence of malfunctions in such complex and ever changing and expanding systems is inevitable. In addition, we are in the process of implementing a unified customer relation management, or CRM, system for both our cellular and fixed-line operations, which may result in larger expenditures than anticipated, require significant management attention that would otherwise be available for our ongoing business, or lead to unforeseen operating difficulties and malfunctions. A malfunction in any of our systems which severely impacts our ability to provide products and services to our customers or adequately bill them, may result in loss of revenues to us, may adversely impact our brand and service perception, and expose us to legal claims and regulatory sanctions, all of which may adversely affect our results of operations.

Cyber attacks impacting our networks or systems could have an adverse effect on our business.

Cyber attacks, including through the use of malware, computer viruses, dedicated denial of services attacks, credential harvesting and other means for obtaining unauthorized access to or disrupting the operation of our networks and systems and those of our suppliers, vendors and other service providers, could have an adverse effect on our business. Cyber attacks may cause equipment failures, loss, disclosure, access, usage, corruption, destruction or the appropriation of information, including sensitive personal information of customers or employees, or valuable content and technical and marketing information, as well as disruptions to our or our customers’ operations. Cyber attacks against companies, including Cellcom, have increased in frequency, scope and potential harm in recent years. Further, the perpetrators of cyber attacks are not restricted to particular groups or persons. These attacks may be committed by company employees and agents, advertently or inadvertently, or by external actors operating in any geography, including jurisdictions where law enforcement measures to address such attacks are unavailable or ineffective, and may even be launched by or at the behest of nation states. The preventive actions we take to reduce the risks associated with cyber attacks, including protection of our systems and networks, may be insufficient to repel or mitigate the effects of a major cyber attack in the future.

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

 In addition, our license provides that, without the approval of the Ministry of Communications, no person may acquire or dispose of shares representing 10% or more of our outstanding share capital.  Further, our directors and officers and any holder of ordinary shares representing 5% or more of our outstanding share capital may not own 5% or more of Bezeq or any of our competitors or serve as a director or officer of such a company, subject to certain exceptions, which require the prior approval of the Ministry of Communications.

To ensure that an unauthorized acquisition of our shares would not jeopardize our license, our articles of association provide that any shares acquired without approval required under our license will not be entitled to voting rights.

We may be adversely affected by the significant technological and other changes in the telecommunications industry.

The telecommunications market is known for rapid and significant technological changes and requires ongoing investments in advanced technologies in order to remain competitive. In recent years we have witnessed an immense growth of data traffic on both cellular and fixed-line networks which required us to upgrade our cellular and fixed-line networks and purchase increasingly large capacity for our fixed-line internet connectivity and infrastructure services to accommodate such demand. We estimate that data traffic will continue to rapidly grow in the future, among other things, due to high definition and 4K content and TV services provided over the internet (both cellular and landline). To meet the growing demand for cellular data traffic, we are required, among other things, to continue our investment in our 4G network and the upgrade of our transmission network to allow larger capacity and higher data speed rates. To meet the growing demand for landline data traffic and find more cost effective alternatives for the capacity we purchase from other landline operators who own a widespread landline broadband infrastructure, we have invested in deploying our own infrastructure and have entered into several agreements with IBC, including investment in IBC, indefeasible right of use, or IRU to IBC’s infrastructure and sale to IBC of our independent fiber-optic infrastructure in residential areas (see also "Item 4. Information on the Company – B. Business Overview – Network and Infrastructure – Fixed-line Segment – Fixed-line Infrastructure – Investment in IBC"). Such endeavors are both costly and require management attention which could have been directed elsewhere.

Further, the Ministry of Communications determined that the replacement of our and another operator's 850 MHz frequencies with 900 MHz frequencies compatible with international standardization for our region will be effected no later than March 2021,and that our 850MHZ frequencies allocation will expire on February 1, 2022. Such replacement, if effected, will entail a complex and sensitive engineering project, involving material investments in our networks, including the replacement of radio equipment in all of our cellular sites and may, during such project, adversely affect our products and services and impose a material hardship on the Company, both financially and operationally. Further, some of the frequencies to which we may be required to transfer are not specifically detailed in the Plan, which may impose additional hardship on such replacement. See "We may not be able to obtain permits to construct and operate cell sites". We informed the MOC that such replacement requires a much longer period and requires the fulfilment of certain conditions precedent which have not been fulfilled to date. Execution of such a replacement within a shorter timeframe, such as the timeframe set by the MOC, will increase the negative effects detailed above.

In addition, in December 2018 the MOC published principles for a frequencies    tender the MOC intends to conduct in Q4/2019. According to the MOC's announcement, the tender is to include 25MHz in the 700Mhz frequencies band, up to 10Mhz in the 800Mhz frequencies band, 60MHz in the 2600 MHz frequencies band and 300 MHz in the 3500-3,800Mhz frequencies band with maximum allocation of 15MHz per network in the 700MHz frequencies band. As the 700MHz would serve as the main coverage enhancement frequency for 5G services (the 800MHz frequencies band shall become available sometime in the future and the 3500-3800MHz frequencies are limited and cannot provide large coverage), the limited amount of 700MHz frequencies included in the tender and the maximum allocation per network, the tender may result in not all MNOs winning such frequencies or winning less frequencies than their competitors, which may lead to a bidding war and harm the ability to provide 5G services. A frequencies tender will require us to make additional investments in purchasing the frequencies and thereafter to make additional investments in our networks while we aim to decrease our expenses and investments.  Participating in a frequencies tender and the said additional investments, more so if a bidding war will result in higher consideration for the frequencies, may have a substantial adverse effect on our results of operations. Further, failing to win 700MHz at all or in a smaller amount than our competitors, may have an adverse effect on our competitive standing and as a result, on our results of operations. See "Item 4. Information on the Company – B. Business Overview –– Network and Infrastructure – Cellular Segment – Frequencies".

Given the current low profitability of our business, we may be forced to decrease investments in our business and specifically in our networks, such as in relation to future generations and technologies, and the aforementioned frequencies tender which may adversely affect our future services, competitiveness and future results of operations. See also "As a result of substantial and continuing changes in our regulatory and business environment, our operating results, profitability and cash flow have decreased significantly in the past several years, with a loss for 2018. Further declines may adversely affect our financial condition".

If we fail to compensate for increased expenses or investments (especially in comparison to our competitors, not all of which will be required to make similar investments or pay increased expenses), due to, among other things, the competitive environment, our results of operations may be materially adversely affected.

Our handsets revenues and profitability decreased further in 2018 and may continue to decrease.

Handsets sales account for a substantial portion of our revenues and profitability. In recent years additional competitors have entered the handset market and increased the competition in this market and less successful launches of handset models and increased sales of handsets in the Israeli VAT free city (Eilat) have contributed to the decrease in our revenues from handsets. Our end user equipment revenues in 2018 were NIS 655 million ($173 million), a decrease of 14.9% from NIS 770 million ($205 million) in 2017 and a decrease of 21.6% from NIS 836 million ($223 million) in 2016.  Additional changes to this market, including the entry of additional competitors, including online retailers, both domestic and international, changes of distribution channels or customers purchasing habits, lack of successful launches of new less attractive handset models or any other reasons resulting in decreased sales by us or in general (for example, Apple, one of our major handsets vendor, has forecasted a slowdown in handsets sales), new legislation and decisions by regulators or the courts effecting our ability to market handsets or our profitability therefrom, may materially adversely affect our handset sales and profitability. See also "We face intense competition in all aspects of our business." above.

Our network sharing agreements consideration constitute a significant portion of our revenues

Under our network sharing agreement with Golan Telecom Ltd., or Golan, we are entitled to an average annual consideration of over NIS 200 million over the agreement term and under our network sharing agreement with Marathon 018 Xfone Ltd., or Xfone, we are entitled to the higher of a minimum annual consideration increasing over time or per user consideration (see "Item 4. Information on the Company – B. Business Overview –– Network and Infrastructure – Cellular Segment – Network sharing agreements"(. Should Golan or Xfone fail to make full and timely payments to us, due to financial difficulties, disagreements with us, or otherwise, this could materially adversely affect our results of operation.

Our substantial debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability

As of December 31, 2018, our total indebtedness and long-term loans were approximately NIS 3,865 million ($1,031 million), with our net debt at approximately NIS 2,263 million ($604 million). For additional details see "Item 5. Operating and Financial Review and Prospects.  – B. Liquidity and Capital Resources – General". The terms of our debentures and other credit facilities currently permit us to incur additional indebtedness (subject in some cases to certain limitations). Our substantial debt could adversely affect our financial condition by, among other things:

·
increasing our vulnerability to adverse economic, industry or business conditions, including increases in the Israeli Consumer Prices Index, or CPI, as  approximately NIS 1,326 million ($354 million) is CPI linked;

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

Israeli institutional investors must follow certain procedures and requirements before investing in non-governmental debentures. As a result, our series F and H through L indentures include certain limitations and covenants, including a covenant not to issue additional debentures if it involves a rating downgrade, certain financial covenants, negative pledge, cross default, limitation on the distribution of dividends, obligation to pay additional interest in case of certain rating downgrades (which occurred under our series F and G debentures in June 2013). For details regarding such limitations and covenants see "Item 5. Operating and Financial Review and Prospects.  – B. Liquidity and Capital Resources – Debt Service". These limitations are expected to apply to any additional debt incurred by us. These procedures, limitations and covenants limit our freedom to conduct our business, may impose additional costs on us and may limit our ability to borrow additional debt from Israeli institutional investors as well as adversely affect the terms and price of such debt raising. Further, interest rates are  currently very low and future increase of the interest may increase costs for future debt raising.

Any further downgrade in our rating, and any adverse change in our financial results, including any increase in our Net Leverage (defined in our series F and H through L indentures and other credit facilities as the ratio of net debt to EBITDA during a period of 12 consecutive months, excluding one-time events), may adversely affect the terms and price of debt raised, particularly through the issuance of debentures to institutional investors.

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

 Our business results may be affected by currency fluctuations, by our currency hedging positions and by changes in the Israeli Consumer Price Index

A portion of our cash payments are incurred in, or linked to, foreign currencies, mainly U.S. dollars.  In particular, in 2016, 2017 and 2018, payments denominated in, or linked to, foreign currencies, mainly U.S. dollars, represented approximately 14%, 16% and 17%, respectively, of our total cash outflow (including payments of principal and interest on our debentures). As almost all of our cash receipts are in NIS, any devaluation of the NIS against the foreign currencies in which we make payments, will increase the NIS cost of our foreign currency denominated or linked expenses and capital expenditures.

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

Our dividend policy targets a payout ratio of at least 75% of our net income in each calendar year, subject to any applicable law, our license and contractual obligations and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. Our series F and H through L indentures and other credit facilities contain a covenant not to distribute more than 95% of the profits available for distribution according to the Israeli Companies Law, or Profits. Moreover, under such indentures and other credit facilities, if our Net Leverage exceeds 3.5:1, we may not distribute more than 85% of our Profits and if our net leverage exceeds 4.0:1, we may not distribute more than 70% of our Profits. For additional details see "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service". In addition, our license requires that we and our 10% or more shareholders maintain at least $200 million of combined shareholders’ equity. Dividend payments are not guaranteed and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends or to pay dividends at a ratio to net income that is less than that set in the policy. Since the fourth quarter of 2013, our board of directors chose not to declare dividends, given the intensified competition and its adverse effect on our results of operations and in order to strengthen our balance sheet. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy”.

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

We are further dependent on infrastructure providers for our internet connectivity, broadband infrastructure (using the landline wholesale market), International Long Distance calls, or ILD, landline telephony (using Voice over Broadband, or VOB, technology), and OTT TV services. Those providers include Bezeq and Hot, which provide broadband infrastructure in Israel, TI Sparkle Ireland Telecommunications Ltd. (formerly Mediterranean Nautilus Ltd.) and TI Sparkle (Israel) Ltd. (formerly Mediterranean Nautilus (Israel) Ltd.), or collectively TI Sparkle, which connects the Israeli internet network to the global internet network, as well as Israeli telephony, via an underwater communications cable. We are dependent on Bezeq for the provision of our wholesale broadband infrastructure services as well as for the deployment of our independent infrastructure using Bezeq's infrastructure. Should an effective telephony service be provided under the wholesale market and the wholesale market effectively apply to Hot as well, we would be dependent on them for such services as well (the wholesale market over Hot's infrastructure is in its early stages). Bezeq has  breached certain regulatory obligations in the equal provision of wholesale services to its retail customers or refused to provide them at all, and has prevented and delayed the deployment of our independent infrastructure, including through labor disruptions by its employees, and such occurrences may adversely affect us in the future as well. See also "Item 4. Information on The Company – B. Business Overview – Fixed-line Segment".

In addition, our cellular end-user equipment sales have been dominated in recent years by Apple and Samsung products, representing over half of our handset sales. See "Item 4. Information on the Company – B. Business Overview – Cellular Segment – Handsets" for additional details.

Vubiquity Management Ltd., or VU, provides us international content and content operation services for our OTT TV services. RGE Group Ltd., or RGE, ONE Sport TV services Ltd., or ONE, and Charlton Ltd., or Charlton, each provides us with unique sports content. Keshet Broadcasting Ltd. and Reshet Media Ltd. provide us each with a linear channel and the right to include certain of such content in our VOD catalogue.

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

In general, if these suppliers fail or refuse to provide equipment, content or services to us that meet requisite quality standards or on a timely basis, at unfavorable terms to us or provide our competitors more favorable terms and conditions, or if these suppliers fail to produce successful and desirable products or content when no equivalent alternatives are available, or if such suppliers raise the pricing of their products or content (for example, TV sports content prices in Israel have substantially increased with the entry of additional competitors), or if a regulatory change prevents our OTT TV customers from using the DTT or condition such usage on unfavorable terms or degradation of service quality, we may be unable to provide services or products to our subscribers in an optimal manner until an alternative source, if one is available, can be found or the situation is rectified, which may harm our ability to compete and result in loss of customers and revenues or place our licenses at risk of revocation for failure to satisfy the required service standards and subject us to customers' lawsuits.

     Our investment in new businesses involves many risks.

We have invested and expect to continue to invest in exploration and development of new business opportunities in order to extend and complete our capabilities and offerings, such as the investment in IBC or deployment of a wide-spread landline infrastructure, and our entrance into the Internet of things (IOT) field. In addition to substantial investments in IBC (if materializes) in order to comply with its deployment obligations, we  would be obligated to purchase 10-15% of IBC’s fiber optics connected to buildings. Such endeavors may involve significant risks and uncertainties, including shift of management attention from our ongoing business, loss of focus of our sales and marketing efforts on our main businesses due to attention given to new businesses, insufficient revenues to offset liabilities assumed and expenses associated with these new investments, adversely affecting our cash flow, inadequate return of capital on our investments, regulatory changes which may impose additional burdens than planned, inability to effectively compete with incumbent providers or new competitors entering the market,  and unidentified issues not discovered in our due diligence of such strategies and offerings, such as unforeseen implementation obstacles and large expenditures. Because these new ventures are inherently risky, no assurance can be given that such strategies and offerings will be successful and will not materially adversely affect our reputation, financial condition, and operating results. Moreover, entry into such new ventures may trigger increased competitive pressure by the incumbent providers of competing services on our core business, aiming at preventing our efforts to compete with them at the relevant market.

We are controlled by a single shareholder who can significantly influence matters requiring shareholders’ approval.

As of January 31, 2019, Koor held, directly and indirectly, approximately 44.08% of our outstanding share capital (including 5% of our share capital held through a lending transaction by Koor to two Israeli shareholders, which are considered joint controlling shareholders with Koor and who undertook, among others, to vote with Koor in all shareholders resolutions) and the voting rights in respect of an additional approximately 2.94% of our share capital, pursuant to shareholders agreements among Koor and certain of our minority shareholders. Accordingly, subject to legal limitations, Koor has control (as the term "control" is defined in the Israeli Securities Law, 1968, or the Israeli Securities Law, namely the ability to direct a company's activities) over all matters requiring shareholder approval, including the election and removal of our directors (other than external directors) and the approval of significant corporate transactions. This concentration of ownership could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.

Risks Relating to Operating in Israel

We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel.

Our operations, our network, our customers and some of our suppliers are located in Israel.  Accordingly, political, economic and military conditions in Israel may directly affect our business.  Any armed conflicts, terrorist activities or political instability in the region or hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations, including due to a decrease in the number of tourists visiting Israel and increasing criticism of Israel in the international community (such as the increasing international pressure to boycott Israeli companies, including through the United Nations' Human Rights Council "name and shame list", especially when such companies operate in territories held by Israel in Judea and Samaria, as we and other Israeli operators are required to do under our license), and could make it more difficult for us to raise capital. Further, a substantial part of our network and information systems is located within range of missile strikes from the Gaza Strip and Lebanon. Any damage to our network or information systems may damage our ability to provide service, in whole or in part or otherwise damage our operation and could have an adverse effect on our business, financial condition or results of operations.

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

The Companies Law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. Further, the provisions of our licenses require the prior approval of the Ministry of Communications for changes of control in our Company.

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

Our largest shareholder, Koor, holds approximately 44.08% of our outstanding ordinary shares, as of January 31, 2019 (of which 5% are held (through a lending transaction) by two Israeli shareholders, which are considered joint controlling shareholders with Koor).  The market price of our ordinary shares could decline as a result of future sales by Koor or other existing shareholders or the perception that these sales could occur. Sales may be made pursuant to a registration statement, filed with the U.S. Securities and Exchange Commission, or the SEC, pursuant to the terms of a registration rights agreement or otherwise, or in reliance on an exemption from the registration requirements of the Securities Act, including the exemptions provided by Rule 144. Any decline in our share price could also make it difficult for us to raise additional capital by selling shares.

In addition, pursuant to our capital offering effected in June 2018, we have issued 3,030,300 Series 2 options which may be exercised until June 24, 2019 . See "Item 5. Operating and Financial Review and Prospects.  – B. Liquidity and Capital Resources – General".

In addition, under our 2015 option plan, options are subject to vesting schedules but vesting will be accelerated upon certain events including any sale or other disposition of all, or substantially all, of our outstanding shares. As of December 31, 2018 we had 780,332 shares reserved for issuance upon the exercise of options. See "Item 6. Directors, Senior Management and Employment – E. Share Ownership –Share Incentive Plans".

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

As of January 31, 2019, Koor, wholly owned by DIC, currently directly and indirectly holds approximately 44.08% of our share capital (including through being joint controlling shareholder together with two Israeli shareholders of 5% of our outstanding share capital held by them through a lending transaction as of January 2018) and the voting rights in respect of an additional approximately 2.94% of our share capital.

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

In 2017 we completed a reorganization of our subsidiaries, following which all our landline operations are unified under our wholly owned subsidiary Cellcom Fixed Line Communications, Limited Partnership.

In 2017, our network sharing and hosting agreements with Golan and Xfone, and a third agreement combining the 4G network arrangements in the previous two agreements into a three-way agreement (the Xfone agreement, Golan agreement and the three-way agreement shall be referred to as the Sharing Agreements) came into force. For details of our network sharing and hosting agreements with Golan and Xfone, see "B. Business Overview – Network and Infrastructure – Cellular Segment – Network sharing agreements" below.

In March 2019, we entered into a transaction for investment in IBC. "Item 4. Information on the Company – B. Business Overview – Network and Infrastructure – Fixed-line Segment – Fixed-line Infrastructure – Investment in IBC"

We hold a general license for the provision of cellular telephone services in Israel, granted by the Ministry of Communications in 1994 and valid until 2022. We also hold a unified general license for the provision of fixed-line services, granted by the MOC in 2015 and valid until 2026.

The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. The Company's website address is www.cellcom.co.il. The information contained on, or that can be accessed through, the Company's website is not part of, and is not incorporated into, this Annual Report.

Principal Capital Expenditures

Our accrual capital expenditure in 2016, 2017 and 2018 amounted to NIS 382million, NIS 550 million and NIS 648 million, respectively. Accrual capital expenditure is defined as investment in fixed assets and intangible assets, such as investments in our communications networks, information systems, software and TV set-top boxes and capitalization of part of the customer acquisition costs as a result of the adoption of IFRS15.

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

Services and Products

Cellular Segment

General

We are the largest provider of cellular communications services in Israel based upon number of subscribers and estimated market share as of December 31, 2018. As of December 31, 2018, we provided cellular communications services to approximately 2.851 million subscribers in Israel with an estimated market share of 27%. We offer a broad range of cellular services through our 2G, 3G and 4G network. These services include basic cellular telephony services, text and multimedia messaging, advanced cellular content and data services and other value-added services. We also offer international roaming services, a wide selection of handsets from various leading global manufacturers and repair services on most handsets we offer. Not all services are supported by all handsets or by all of our networks.

We offer our cellular subscribers a variety of usage and sector pricing plans and bundles combining cellular services with other communications services our group offers, including quatro bundles (internet infrastructure service and connectivity, landline telephony, TV service and cellular services). We offer two methods of payment: post-paid and pre-paid . Post-paid services are offered to subscribers who are willing to pay for our services through banking and credit arrangements, such as credit cards and direct debits. Pre-paid services are offered to cellular subscribers who pay for our services prior to obtaining them, usually by purchasing our “Talkman” pre-paid cards or “virtual” Talkman cards. The majority of our sales are post-paid.  Price erosion and the marketing of packages have resulted in a constant decline in our pre-paid subscriber base. In line with regulation, our pricing plans do not include a commitment to purchase our services for a predefined period, other than in large business agreements.

We provide Golan and Xfone national roaming services under our Sharing Agreements and we provide the Joint Corporations services as a subcontractor. See "-Networks and Infrastructure - Network sharing agreements" below.

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

We also offer both an outbound roaming service to our subscribers when traveling outside of Israel and an inbound roaming service to visitors to Israel who can “roam” on our network. As of December 31, 2018, we had commercial roaming relationships with 553 operators in 180 countries based on the standard agreements of the GSM organization (an umbrella organization in which all the cellular operators operating with GSM technology are members).  In addition, as of December 31, 2018, we had 3G roaming arrangements with 382 of these operators in 114 countries (part of them for 4G as well), enabling our 3G and 4G roamers to use data services in the respective countries and visiting roamers in Israel of these operators to use our 3G and 4G services, respectively.

Value-added services

In addition to basic cellular telephony and data services, we offer many value-added services, such as Short Message Services, or SMS, and Multimedia Messaging Services, or MMS, cloud backup, content services such as "Cellcom Volume" our music application and "Cellcom tv" application and other applications such as a cyber security application and a parents' application against bullying on the Internet. We offer those services that we believe are likely to be popular with subscribers and benefit our business. Some of the value-added services that we offer are available only to subscribers who have supporting handset models and some are offered only to business subscribers.

To our business subscribers we also offer multi SMS, M2M, "Double Net" services allowing combined usage of cellular and landline networks in order to ensure continuous service, work force management, vehicles management applications and IOT (internet of things) solutions such as "smart city" end-to-end cellular and fixed line solutions. We are constantly considering and evaluating the possibility of introducing additional products and services to our customers.

Handsets

We sell a wide selection of handsets (which for purposes of this report may include other types of communications end-user equipment, such as tablets) designed to meet individual preferences. Prices of handsets vary based on handset features and special promotions. We offer a variety of installment plans for handsets and discounts for short term installment plans, although in most cases, handsets are to be paid for in 36 monthly installments. We offer a variety of handsets from world-leading brands such as Samsung, Apple, Xiaomi, LG, Sony and Nokia. The vast majority of our handset sales in 2018 have been by Samsung and Apple. The handset models we sell offer Hebrew language displays in addition to English, Arabic and Russian (in most of the models). We are also required to provide cellular services to subscribers who did not purchase their handsets from us, provided that the handset model complies with the standards set by the Ministry of Communications. For details regarding end user equipment repair services see "Customer Care" below.

We also sell tablets, streamers and added value products to our customers, such as smart watches and home security cameras.

Fixed line Segment

Our main fixed line services include our internet infrastructure (for private customers based mostly on the landline wholesale market and increasingly on our independent fiber-optic infrastructure and for business customers based on our landline infrastructure) and connectivity services, OTT TV services, ILD services, landline telephony services and transmission services (for business customers). We also offer bundles of these services, including a triple offering (internet service including infrastructure and connectivity, landline telephony, TV service) and quatro offering (internet services, landline telephony, TV service and cellular services). We also offer landline transmission and data services to selected business customers and telecommunications operators (including transmission revenues from Golan according to the network sharing agreement as of April 2017), using our fiber-optic infrastructure and complementary microwave links, IP switchboard services and operation and management of business telecommunications systems. Additional services include cloud services and data protection products solutions based on products and services offered by us and by third party vendors and IOT solutions such as "smart city" end-to-end cellular and fixed line solutions.

 Internet infrastructure and Connectivity

We are a major provider of internet connectivity services. Prior to the formation of the landline wholesale market, the Israeli internet market was characterized by a separation between the internet infrastructure providers (mainly Bezeq and Hot) and the internet connectivity service providers. Consequently, the internet customer was required to enter into a contractual arrangement with both types of these providers. The infrastructure provider is responsible for the connection of the customer from his computer or other device to the infrastructure provider's operator. The internet service provider is responsible for providing access to the customer from the infrastructure provider's operator, through its own operator, to the local and global internet network. As of May 2015, following the inception of the landline wholesale market, we (and other operators) provide end-to-end internet service (infrastructure and connectivity) using Bezeq's infrastructure and more recently, over our independent fiber-optic internet infrastructure with first steps towards using Hot's infrastructure as well. We sell internet infrastructure services bundled with internet connectivity, as well as with our other services. For details regarding the landline wholesale market see "Business Overview – Competition – Fixed-line Segment – Landline" and "Government Regulation – Fixed-line Segment – Landline".

As of December 31, 2018, we provide end-to-end internet service, to approximately 269,000 households.

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

OTT TV services

 As of December 2014, we offer OTT-TV services, branded 'Cellcom tv' mostly to private customers. Cellcom tv is an hybrid OTT-DTT TV service provided to the Israeli market. The service includes a set-top box that enables linear channels, including based on the Israeli digital terrestrial television (DTT) broadcasting, other commercial channels and Video on Demand library subscription (SVoD), music streaming service and additional advanced features such as cloud recording and VoD playlist channels, for a highly competitive price. Cellcom tv service can generally also be accessed by smartphones, tablets, Smart TV and additional TV services' equipment like Apple TV and Android TV devices (TV anywhere). Our VoD catalogue and linear channels offer international and local content from top content suppliers. As of December 31, 2018, we provide OTT TV services to approximately 219,000 households.

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

Networks and Infrastructure

Cellular Segment

General

We have built an extensive, durable and advanced cellular network system, enabling us to offer high-quality services to substantially the entire Israeli populated territory, while using a cost-effective design, utilizing shared components for our networks, where applicable. We seek to satisfy quality standards that are important to our subscribers, such as high voice quality, high data throughput rate, low “blocked call” rate (average rate of call attempts that fail due to insufficient network resources), low “dropped call” rate (average rate of calls that are terminated not in the ordinary course) and deep indoor coverage. Therefore, we have made substantial capital expenditures and expect to continue to be required to make substantial capital expenditures on our network system, though, pursuant to our Sharing Agreements, radio capital expenditures for the shared networks will be divided among the sharing parties.

Cellular Infrastructure

Our cellular network has developed over the years since we commenced our operations in 1994.

Our “fourth generation” LTE, or Long Term Evolution technology, was launched in August 2014, offers data throughput of up to 150 Mbps on the downlink path and up to 50 Mbps on the uplink path (voice services are provided through our 3G network). Our LTE network covers most of the population of Israel and in 2019 we intend to continue the deployment of this network in order to enable higher data throughput rate. The average throughput indicator is not set in our license. Our 4G network is shared with Golan and Xfone and operates in Multi Operation Core Network, or MOCN, mode.

Our “third generation” UMTS/HSPA+, or high-speed packet data access, technology, offers full interactive multimedia capabilities with current data rates of up to 42 Mbps on the downlink path and up to 5 Mbps on the uplink path. In 2019 we intend to continue to support the increasing demand for data traffic, while maintaining its quality of services. This network, considered to be a “3.9” technology, uses the same core as our GSM/GPRS/EDGE network and covers substantially all of the populated territory in Israel. Moreover, our UMTS/HSPA+ network supports types of services that require higher throughput and lower delay, such as video conferencing, and provides an adequate fallback for our LTE network by means of smart features and network load sharing. Our 3G network is shared with Golan and operates in MOCN mode.

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

We provide connectivity for our cellular network mainly through our independent transmission network (based on our fiber-optic network and complementary microwave infrastructure), in substantially all of the populated territory of Israel. We lease complementary capacity from Bezeq. For additional details regarding our transmission network see "- Fixed-line segment – Fixed-line Infrastructure" below.

Pursuant to the requirements of all telephony service providers in Israel, our cellular network is interconnected, either directly or indirectly, to the networks of all other telephony service providers in Israel. Our network monitoring system provides around-the-clock surveillance of our entire network. The network operations center is equipped with sophisticated systems that constantly monitor the status of all switches and cell sites, identify failures and dispatch technicians to resolve problems. Operations support systems are utilized to monitor system quality and identify devices that fail to meet performance thresholds.  These same platforms generate statistics on system performance such as dropped calls, blocked calls and handoff failures. Our network operations center is located in our Netanya headquarters. In addition, we have a duplicate back-up center in a separate location and a disaster recovery plan, or DRP, for all our engineering systems. The DRP also provides our network with additional advantages, including increased capacity in some cases and also provides us better durability and resilience. We also adopted a business continuity plan and a disaster recovery plan to ensure our ability to continue our operation in emergency situations in accordance with our license.

Spectrum allocation

Spectrum availability in Israel is limited and is allocated by the Ministry of Communications through a licensing process. We have been allocated 2 X 20 MHz in the 850 MHz frequency band previously used by our TDMA network and currently by our UMTS/HSPA base stations, 2 X 20 MHz in the 1800 MHz frequency band, 5 - 15 MHz (varying dependent on usage required in different areas),  which are used by our LTE network and our GSM/GPRS/EDGE network (varying dependent on usage required in different areas) and 2 X10 MHz  in the 2100 MHz frequency band used by our UMTS/HSPA network.  We believe that our available spectrum is sufficient for our current needs.

Out of the 20 1800 MHz, 3MHz were allocated to us in August 2015 by the Ministry of Communications for 4G technologies (such as LTE, LTE Advanced). Unlike our other frequencies allocated to us for the duration of our license, these frequencies were awarded to us for a period of 10 years only.

The shared networks further use additional 2X10 MHz in the 1800 MHz frequency band. See "– Network sharing agreements" for additional details.

We pay frequency fees to the State of Israel.

The MOC has informed us that it has received an instruction from the International Telecommunications Union to commence a process to accord the frequencies used by Israeli cellular operators with European standards. As a result, we and another cellular operator that use some frequencies according to American standards, were required by the MOC to migrate to 900 MHz frequencies compatible with international standardization for our region no later than March 22, 2021, replacing our 850MHZ frequencies allocation which shall expire on February 1, 2022. The MOC has yet to provide the method and schedule in which such replacement will be executed, including interim frequencies allocations as required. The MOC noted that we may use an interim leniency to the Planning and Building Law, allowing, under certain conditions, replacement of cell sites without obtaining a building permit. Such frequencies replacement will entail a complex and sensitive engineering project, involving material investments and replacement of radio equipment in all our cellular sites and may, during such project, adversely affect our products and services or quality thereof. See "Item 3. Key Information – D. Risk Factors – We operate in a heavily regulated industry, which can harm our results of operations. Regulation in Israel has materially adversely affected our results", "-We may not be able to obtain permits to construct and operate cell sites" and "- We may be adversely affected by significant technological and other changes in the telecommunications industry".

In addition, in December 2018 the MOC published principles for a frequencies tender the MOC intends to conduct in Q4/2019. The MOC expects to publish the tender itself for a public hearing in Q2/2019. As per the MOC's announcement, the tender is to include 25MHz in the 700Mhz frequencies band, up to 10Mhz in the 800Mhz frequencies band, 60MHz in the 2600MHz frequencies band and 300 MHz in the 3500-3800Mhz frequencies band. The tender will be open for MNOs only, other than 100Mhz in the 3500MHz frequencies band which will be open for any contender. MNO which shall not win 3500-3800 frequencies shall not be able to provide 5G services. MNOs sharing a network shall provide a joint bid (subject to the MOC's prior approval) and maximum allocation of frequencies will be as follows: in the 700MHz frequencies band - 15MHz per network; in the 2600MHz frequencies band - 40MHZ per network; in the 3500-3800MHz frequencies band - 80MHZ per MNO and 120MHZ per network. The result being that at present the 700MHz would be the main coverage enhancement frequency for 5G services (the 800MHz frequencies band becoming available sometime in the future and the 3500-3800MHz frequencies are limited and cannot provide large coverage), but given the amount available and maximum amount per network, not all MNOs may win 700MHz frequencies or may win less frequencies than their competitors.  See "Item 3. Key Information – D. Risk Factors – - We may be adversely affected by significant technological and other changes in the telecommunications industry".

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

Network sharing agreements

In March and April 2017 our Sharing Agreements came into effect – (1) the 4G network sharing and 2G and 3G hosting services agreement with Xfone (which commenced operating in the cellular market in April 2018), (2) the 3G and 4G network sharing and 2G hosting services agreement with Golan (originally entered into with Electra and adopted by Golan, after being acquired by Electra) and (3) an agreement combining the 4G network sharing arrangements of the Xfone agreement and the Golan agreement into one three-way agreement.

The Sharing Agreements set the terms under which the sharing networks operate, including:

o
Usage of the parties' relevant frequencies, management and operation by separate entities, or the Joint Corporations,  possession of equal parts of the shared network active elements, investment in equal parts in future active elements and IRU of each sharing party to the other sharing parties and IRU by us to  the other sharing parties and the Joint Corporations to our passive elements of the shared networks,  services provided by us to the Joint Corporations, as a subcontractor and certain arrangements for separation of the parities and adding another sharing party.

o
The agreements are for a term of ten years, and will be extended for additional periods, unless either party notifies otherwise. The termination of the Golan Agreement prior to the lapse of the first 10 years due to a breach by Golan will entitle us to liquidated damages of NIS 600 million plus VAT. In addition to standard termination causes, Xfone may terminate its agreement by prior written notice if it decides to cease operating in the cellular market in Israel.

o
The average annual consideration to be received by us under the Golan agreement (starting with lower annual payments and increasing over the term) is expected to be in a range of approximately NIS 210-220 million plus VAT, depending on Golan's number of subscribers and their usage of the shared network and our 2G network.

The consideration for us under the Xfone agreement includes substantially similar arrangements (mutatis mutandis to its sharing and hosting agreement), but during a period of up to five years beginning April 2018, Xfone will be entitled to replace its payments for IRU to the passive network and operating costs with a monthly payment per subscriber, but in any case not less than certain minimum annual amounts (ranging between approximately NIS 20 million in the first year and approximately NIS 110 million in the fifth year).

Under the Golan Agreement (which replaces the former national roaming services agreement), in April 2017, we provided a loan to Golan in the sum of NIS 130 million for a period of 10 years.

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

Our optical transmission network is strategically deployed in order to cover the major portion of Israel’s business parks from Nahariya in the north to Beer Sheva in the south and Afula and Jerusalem in the east, consisting of approximately 1,980 kilometers. The fiber-optic network is monitored by a fault-management system that performs real-time monitoring in order to enable us to provide high quality service. In order to efficiently complete our transmission network’s coverage to the majority of our cell sites and business landline and transmission subscribers, we use a microwave network as a complementary solution in those areas that are not served by our fiber-optic network. As of December 31, 2018, we had approximately 2,808 microwave links to both our cell sites and our landline and transmission subscribers.

Additional transmission capacity required for our fixed line services to business customers is leased from Bezeq and Hot.

We pay frequency fees for frequencies used by our microwave network to the State of Israel.

In 2017, in light of the growing demand for data capacity by our fixed-line subscribers, mainly in the private sector, which we purchased from Bezeq, we commenced expanding our fiber-optic network into residential areas, using certain physical infrastructure of Bezeq and in 2018 we continued deploying our independent fiber-optic infrastructure in residential areas. In addition, in March 2019, we entered into agreements for the investment in IBC, the purchase of an indefeasible right of use in IBC's fiber-optic network and a term sheet for the sale of our independent fiber-optic infrastructure in residential areas to IBC. See "- Investment in IBC" below. Deployment of independent fiber-optic infrastructure or through our investment in IBC, will require material investments. It may, however, allow us to reduce investments in independent fiber-optic infrastructure and reduce our costs and our dependency on Bezeq and Hot and may improve our ability to provide quality services and compete in the fixed-line services market. There is no assurance that the requisite regulatory approvals for our investment in IBC will be received and the agreement will be implemented, or even if implemented, will have the expected benefits.

In 2018, we continued to expand our Carrier Ethernet network and our ISP network backbone in Israel and abroad in order to support growing demand for capacity, upgraded the capabilities and capacity of our customer Quality of Experience systems and upgraded and improved the capabilities of our central system for the protection of our network against cyber attacks.

Our internet infrastructure is currently comprised of connectivity sites in two locations in Israel (Haifa and Petah-Tikvah), which provide our customers, through overseas connectivity points in London and Frankfurt, with connectivity to the global internet network. This internet infrastructure contains backup capability in order to ensure continuity of service.

Investment in IBC

 In March 2019 we entered into the following definitive agreements, or the Transaction, which in addition to standard and customary conditions, include the following:

·
Purchaser Agreements - We and the Israel Infrastructure Fund, or IIF, entered into partnership agreements for the purchase of 70% of IBC's share capital by a jointly and equally owned limited partnership (to be formed), or the Purchaser. The Purchaser Agreements contain an undertaking for an additional investment of up to NIS 200 million by both the Company and IIF, pro rata to their holdings in the Purchaser, over a period of 3 years and certain arrangements regarding a party's failure to make its share of the committed investment and regarding dead lock situations.

·
Share Purchase Agreement, or SPA - The Purchaser, IBC, the Israeli Electric Company, or IEC and the other shareholders and main creditors of IBC entered an agreement for the purchase of 70% of IBC's share capital, through investment of the Purchaser in IBC, for a total amount of NIS 103.5 million (subject to certain consideration adjustment mechanism, with respect to IBC’s net working capital at closing), or the "Consideration, to be provided partly as investment and partly as shareholders' loan. The other 30% of IBC's issued and outstanding share capital will be owned by IEC. The Consideration shall be used to settle generally all of IBC's debts (other than a certain amount to IEC). The SPA contains certain precedent conditions to the closing of the transaction, including regulatory approvals, the receipt of updated licenses with reduced deployment obligations, as well as the effectiveness of the other agreements.

·
Shareholders Agreement - The Purchaser and IEC (holding 70% and 30% of IBC's share capital, respectively) entered into a shareholders agreement. The agreement regulates the management of IBC, including certain arrangements regarding funding of IBC and dilution (and anti-dilution in certain circumstances) of non-participating shareholders.

·
IRU Agreement – We and IBC entered into an agreement granting us an indefeasible right of Use, or IRU to a 10-15% percentage of IBC's fiber optics 'home pass'  (i.e. fiber-optic actually reaching / connected to the building), as shall be deployed by IBC in the next 15 years (and may be extended to additional periods with no additional consideration other than annual maintenance payments). The undertaking is subject to certain conditions which should be satisfied at the closing of the SPA and certain amount is available immediately. The IRU consideration is subject to actual IBC's 'home pass' deployment, and is expected to increase each quarter based on the actual addition of 'home passes' deployed during such quarter and shall be paid in 40 quarterly installations (10 years), in addition to annual maintenance payments.

·
IEC Services Agreement - IBC and IEC entered into an agreement updating IBC's existing right of use and services agreement for IBC's fiber-optic network when deployed over IEC's infrastructure. The IEC Services Agreement includes improved pricing and arrangements for IBC's exclusive right to deploy its fiber-optics over the IEC's electricity network and other services provided by IEC to IBC in relation thereof.

The Shareholders Agreement and the IEC Services Agreement shall become effective at, and are subject to, the completion of the SPA. The Purchaser Agreements and the IRU Agreement became effective upon signing.

The completion of the Transaction is not expected to have a material effect on our Company's results of operations. The execution of the Transaction will be subject to the said conditions precedent, including regulatory approvals. IBC has already filed a request with the Ministry of Communications for an updated license with reduced deployment obligations. There is no assurance that the Transaction will be approved and executed, nor as to its timing and terms. In addition, there is no assurance whether we will be able to gain the expected results from the implementation of these transactions.

Term Sheet for the sale of Residential fiber-optic

In addition, we and IIF entered a term sheet for the sale of our independent fiber-optic infrastructure in residential areas as shall be at the end of 2019, to IBC, for the sum of NIS180-200 million (subject to the rate of the fiber-optic deployment and the number of actual 'home pass' connected at the end of 2019 and certain adjustments). The consideration for the sale is expected to be partly financed by IBC's shareholders' loans, including by us. The Fiber-optic sale TS is not part of the Transaction. Once the sale is completed, the IRU Agreement, including our obligation to purchase percentage of IBC's fiber optics 'home pass' (as detailed above), shall apply to the infrastructure purchased from us (the combined amount of fiber-optic deployed at street level, is expected to surpass 400,000 potential customers, at the end of 2019).  The transaction is conditioned on the parties entering a definitive agreement, further agreement with the IEC, closing of the SPA and regulatory approvals. There is no assurance that the parties will reach a definitive agreement, that the sale will be approved and executed, nor as to its timing and terms.

For additional details see "Item 3. Key Information – D. Risk factors – Risks related to our business - We face intense competition in all aspects of our business", "- Our investment in new businesses involves many risks" and "Item 4. Information on the Company –B. Business Overview – Competition – Fixed-Line Segment- Fixed-Line Infrastructure".

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

We have entered into a number of agreements with TI Sparkle between 2003 and 2019 for the purchase of rights of use of certain telecommunications capacities on TI Sparkle's underwater communications cables, which connect the Israeli internet network to the "entry points" of the global internet, as well as maintenance and operation services relating to these cables. Over the last few years we have increased the capacity purchased for significantly lower prices, as well as reduced maintenance costs. The term of the agreement with respect to capacity purchased from TI Sparkle is in effect until May 2032. We have the option to terminate agreements with respect to parts of the capacity in 2027.

 We have also entered into agreements with Bezeq and Hot, the primary internet infrastructure providers in the Israeli market, for the provision of our connectivity services. Due to the increase in customer demand for broadband width in recent years, we are required from time to time to increase the capacity we purchase from Bezeq and Hot. The terms of the wholesale landline infrastructure service we purchase from Bezeq and Hot are mainly set in the landline wholesale market regulation. For additional details see "Government Regulation – Fixed-line Segment – Wholesale landline market".

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

In 2011, we entered into an agreement with LM Ericsson, for the purchase of our OTT TV services system and ancillary products and services. In 2018, LM Ericsson's media operations were purchased by MK Systems USA Inc., and MK Systems' Israeli subsidiary which continue to provide us with maintenance services for our system. We are currently negotiating a new maintenance agreement. Our OTT TV service also uses the Israeli DTT infrastructure. The DTT infrastructure may be used freely by our customers.

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

An agreement with salesforce.com EMEA Limited, or Salesforce, for the provision of Salesfoce's CRM SAAS platform, including various products and services and support for the agreement term.  The agreement is valid until August 2019.  We also have an option to renew the agreement for two additional periods of 5 years each under certain terms.

  Two agreements with Vlocity UK Ltd., or Vlocity, as follows: (i) an agreement for the provision of Vlocity's telecom-CRM SAAS solution, based on Salesforce platform, including support for such services for the agreement term. This agreement is valid until November 2019and (ii) an agreement for the development and customization for Salesforce's and Vlocity's CRM solution. This agreement will be valid until the project is completed, and may be terminated by us subject to prior written notice.

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

We entered into an agreement with Be’eri Printers for our printing supplies and invoices as well as the distribution, packaging and delivery of invoices and other mail to the postal service distribution centers in 2003. The agreement is effective until the end of 2022.

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

In our efforts to adjust our costs to market conditions, we have closed or unified points of sale and service in neighboring locations and reduced or relocated call centers, operating them in a more cost effective fashion, while placing greater focus on self-service channels and proactive malfunction resolution, identifying and solving problems ahead of customer complaint.

Our sales and customer care operation is conducted primarily through the following channels:

 Points of sale/Walk-in centers.  We distribute our products and services through a broad network of physical points of sale providing us with nationwide coverage of our existing and potential subscriber base.

As of December 31, 2018, we independently operated approximately 22 service and sales centers, with approximately 200 additional sale and service points operated by our dealers (including our wholly owned dealer, Dynamica), covering almost all the populated areas of Israel. These centers generally offer the entire spectrum of products and services that we provide to our subscribers and potential subscribers. These stores are mostly located in central and other frequently visited locations to provide our subscribers with easy and convenient access to our products and services. In our efforts to penetrate certain sectors of our potential subscriber base, we select dealers with proven expertise in marketing to such sectors. Our walk-in centers also offer handset repair service or serve as a contact point for depositing the handsets for repair and receiving the repaired handset (in the same center or at a location of their choice by a courier), with the repair services conducted in a central lab.

In 2018, we continued reducing the space of several additional points of sale, and we may continue to do so in 2019.

Telephonic sales/Call centers.  Telephonic sales efforts target existing and potential subscribers. Our sales representatives (both in-house and outsourced) offer our customers a variety of products and services, both in proactive and reactive interactions. Our call-center services are divided into several sub-centers: general services; technical services; billing; sales; international roaming; and data, internet and TV. We are constantly reviewing the effectiveness of our service and also operate a multi-function call center providing all our services. We currently operate call centers in nine locations throughout Israel, five of which are outsourced. In 2018, we witnessed an additional decrease in calls to our calls centers.  During peak hours our call centers have the capability to respond to 600 customer calls simultaneously. We are making efforts to reduce the number of calls to our call centers by using our new CRM system to provide a more complete service and promoting our self-service channels.

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

Online sales/Self service. We offer our customers the ability to purchase our products and services and receive various information through our internet site (and our OTT TV service dedicated internet site) and our smartphone application. We provide our subscribers and potential subscribers with various self-service channels, such as interactive voice response, or IVR, internet site, automatic and live chat and live sms chat, facebook chat and our mobile phone application which enables our customers to monitor data usage, obtain digital monthly invoices, includes self-service tutorials, online assistance with internet service problems and chat with a service representative. We invest efforts in directing our customers toward self-service channels.

Customer service for our OTT TV and internet infrastructure market services (including our independent deployment of fiber-optic infrastructure) are provided also through technicians providing services at the customers' homes.

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

Marketing

Our marketing strategy emphasizes our position as a communications group and cellular market leader, our value for money and our provision of a comprehensive solution for our customers' communication needs, by offering bundles of services. We believe the provision of bundles, including triple and quatro play packages of our services strengthen loyalty and increase customer satisfaction. We aim to provide our customers with a comprehensive quality experience through the various means of communications that they use, including their mobile handset, tablet, laptop and television.

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

We regularly advertise in all forms of media, specifically in digital media and television, using our familiar and loved advertising language which contributes to our brand's strength and popularity.

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

In response to the enhanced competition in the Israeli telecommunications market, we have implemented various steps and strategies, including:

·
identifying new opportunities to maximize our advantages as a communications group, such as our successfully launched OTT TV services, internet infrastructure services through the landline wholesale services and our investment in fiber-optic and IOT;

·	focusing on the offering of bundles of services such as our successfully launched triple and quatro play offerings, as it strengthens customer retention and on enlarging customer purchases from us;

·	entering network sharing and hosting agreements with Golan and Xfone, facilitating a more efficient cost structure in relation to our networks and operations thereof and investments therein;

·	deploying fiber-optic infrastructure independently or advancing the investment in IBC , in relation thereof, in order to reduce our costs and dependency on Bezeq and Hot;

·	investing in our network to ensure our ability to offer quality and advanced cellular and fixed line services, and providing our customers with advanced services; and

·	taking aggressive efficiency measures through adjustments to our existing head count, reducing overhead expenses and improving work processes, in order to reduce costs and improve our agility.

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

Following a certain relaxation of the structural separation imposed on the Bezeq group, Bezeq is allowed to offer bundles of services with its subsidiaries under certain conditions, and in 2015 Bezeq merged with Yes (a company providing multichannel pay-TV)  (detailed under "-Fixed line Segment – Television services" below). Bezeq's subsidiaries are allowed to sell and market each other's services, including through bundles of their services. Although the Hot group is also subject to structural separation limitations between its multi-channel television, connectivity, cellular and landline services, it was allowed to offer a bundle of landline telephony, multichannel television and internet infrastructure services and under certain conditions connectivity services as well, and Hot and Hot Mobile are also allowed to sell and market each other's services and exchange information. In January 2016 the Ministry of Communications announced its intention to annul Bezeq and Hot's structural separation as part of its plan to ensure massive investment in fiber optics infrastructure in Israel and in December 2016 the Ministry of Communication informed Bezeq that it intends to hold a public hearing regarding a possible annulment of the corporate separation and thereafter the structural separation in the Bezeq group and Bezeq has announced the commencement of a full merger process with Yes, including full integration of Yes into Bezeq. In 2018 Bezeq partially merged the operation of its subsidiaries – Pelephone, Yes and Bezeq International  - thereby reinforcing their ability to compete with our  triple offering, and withdrew its application for the MOC's approval of their re-organization, asking the MOC to accelerate its decision regarding the cancelation of the structural separation limitations on the Bezeq group. In February 2019, Bezeq filed a petition with the Supreme Court of Justice, against the MOC, requesting the immediate cancellation of the structural separation imposed on Bezeq.

In February 2019, the MOC published a hearing proposing further relaxation of Hot's structural separation regarding marketing for business customers.

The current regulation may change. See also "Item 3. Risk Factors - We face intense competition in all aspects of our business".

Cellular Segment

There is intense competition in all aspects of the cellular communications market in Israel, with a penetration rate (the ratio of cellular subscribers to the Israeli population) of approximately 120%, representing approximately 10.4 million cellular subscribers at December 31, 2018, and the average annual churn rate in Israel in 2018 is estimated to be 37%, higher than the churn rates in other developed economies. We expect this intensified competition to continue in the future. We currently compete for market and revenue share with nine other cellular communications operators: five MNOs (Partner, Pelephone, Hot Mobile, Golan and Xfone) and four MVNOs (Rami Levy Hashikma Communications Marketing Ltd., or Rami Levy, Azi Communications Ltd., or Azi, Free Telecom Ltd., or Free Telecom and Cellact Communications Ltd., or Cellact). The competition in the cellular market further increased after the entry of Xfone into the market in April 2018. Under the 4G tender terms, Xfone, Golan and Hot Mobile are eligible for up to a 50% discount on the license fees paid for the 4G frequencies, 10% for each 1% addition to their market share, obtained over a period of 5 years. For details of our network sharing and hosting agreements with Golan and Xfone, see "– Network and Infrastructure – Cellular Segment – Network sharing agreements" above.

Our estimated market share based on number of subscribers was approximately 27% as of December 31, 2018. The market shares at such time of Partner, Pelephone, Hot Mobile, Golan and Xfone were estimated to be approximately 25%, 21%, 15%, 8.6% and 1%, respectively, and the MVNOs' collective market share was estimated to be 2.2%. These estimates are based on the public reports of other operators and our estimate of the market share of the operators who do not publish reports.

Hot Mobile and Golan commenced their UMTS operations in 2012. Rami Levy, Azi, Free Telecom and Cellact, all MVNOs, commenced operations in 2011 - 2013. Xfone commenced its operations in 2018.

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

Pelephone is a wholly-owned subsidiary of Bezeq, and started operations in 1986. As of January 2015, its low cost brand services are sold by another subsidiary of Bezeq – Walla Communications Ltd., an internet portal. Bezeq is controlled by B Communications Ltd., or B Communications,. B Communications is an Israeli company traded on the NASDAQ and the TASE. Currently, B Communications' controlling shareholder is in the process of a debt restructuring in the Israeli court.

Hot Mobile operated in the cellular market as of 2001. In 2012 it began its UMTS operation. Hot Mobile is owned by Hot, which is owned by the French businessman Mr. Patrick Derhy. In 2015, its network sharing agreement with Partner was approved and the two companies began joint operation through a joint subsidiary.

Golan is owned by Electra, a public Israeli company that distributes and retails consumer products and is part of a large Israeli business group. Golan began to operate in 2012. For details of our network sharing and hosting agreements with Golan and Xfone, see "-Network and Infrastructure – Cellular Segment – Network sharing agreements" above.

Xfone is controlled by Xfone Communications Ltd., an Israeli ISP, which is owned by the Israeli businessman Hezi Bezalel.

Rami Levy is a subsidiary of a major Israeli discount supermarket chain. Azi is owned by Telzar, an ILD operator. Cellact is owned by Cellact Ltd., a content provider.  Free Telecom is owned by an Israeli business man.

Israel is a small country (approximately 9 million residents) with 10 cellular operators and aggressive competition and regulation which led to some of the lowest cellular prices worldwide. Competition may remain in its current heightened condition or even increase and prices shall remain low, unless the market undergoes substantial changes.

Handsets

In the handsets market, we compete with numerous vendors, chain stores and importers' stores, and expect this trend to continue and include also global companies. Competition in this market has increased significantly in recent years and decreased sales for us. See "Item 3.Risk Factors - Our handsets revenues and profitability decreased further in 2018 and may continue to decrease" for additional details. Competition in this market may increase further.

Fixed-line Segment

The only groups having their own nation-wide landline infrastructure in Israel are Bezeq and Hot. We are dependent on Bezeq and Hot's broadband services for the supply of our internet services. The growing demand for data capacity increased our dependency on Bezeq's wholesale services. In 2014, a third competitor – IBC - commenced deployment of its infrastructure on the IEC's fiber optic infrastructure in selected areas, and in 2016 and 2017, respectively, Partner and we began extending our existing independent fiber optic infrastructures into residential areas.  Should our investment in IBC and IBC becoming a widespread alternative to Bezeq be effected, this would improve our competitiveness in the fixed-line services market as this is likely to reduce our dependency on Bezeq and reduce our costs. For more details, see " – Networks and Infrastructure – Fixed-line Segment – Fixed-line Infrastructure " and thereunder "- Investment in IBC" above.

A landline wholesale market was formally launched in Israel in 2015 but to date, only internet infrastructure (BSA) and to some extent physical infrastructure services are provided on Bezeq's infrastructure and the wholesale market on Hot's infrastructure is in initial stages. See "-Government Regulations – Fixed-line Segment – Wholesale Landline Market" below.

An effective wholesale landline market, specifically one providing both telephony and infrastructure services, would enhance our ability to compete and extend our service offering. However, an annulment or substantial alleviation of corporate or structural separation and Bezeq's tariffs supervision, or further consolidation of Bezeq's subsidiaries, may have a material adverse effect on our competitive capabilities and results of operation, especially if effected before an effective wholesale market is in place. The consolidation of Bezeq's subsidiaries may have an adverse effect on our ability to grow in our triple and quatro offering. Further, the entry of new competitors to the fixed-line market, through the wholesale market, has increased competition in the fixed-line market and may trigger further escalation in the competition in other markets in which we operate.

Internet Infrastructure and Connectivity Business

The two main internet infrastructure providers for the private sector in Israel and offering internet infrastructure services to both ISPs and end-users are Bezeq and Hot. Bezeq, and as of 2018 Hot as well, are also providing internet infrastructure services to operators that do not own their own infrastructure under the landline wholesale market, who, in turn, provide this service to the end customer. IBC provides broadband services in selected areas through agreements entered into with some of the smaller ISPs. IBC's licenses allow the provision of broadband infrastructure services to other licenses holders as well as directly to large business customers. Bezeq, Hot, we and Partner provide transmission services to business customers over each operator's respective independent transmission network. Partner started offering internet infrastructure services over its independent fiber optic infrastructure to the private sector in 2017. In 2018, we started offering internet infrastructure services in residential areas in which we deployed our independent fiber optic infrastructure as a stand alone service or as part of our triple and quatro offerings.

As of September 30, 2018, internet infrastructure services were provided by Bezeq and Hot to approximately 1.05 million and 711,000 households in Israel, respectively, with an immaterial quantity by IBC. As of the first half of 2015, internet infrastructure services were provided by other operators, including us, through the landline wholesale market, using Bezeq's infrastructure and as of 2018 also using Hot's infrastructure. Based on Bezeq and Hot reports, at the end of September 2018, the internet infrastructure services household penetration rate was approximately 94%. We bundle this service with our internet connectivity service and also as part of our triple and quatro play offering. As of December 31, 2018, we had approximately 269,000 households subscribed to our end-to-end internet services. In 2018, Hot commenced providing wholesale landline services (maximum tariffs for Hot's wholesale internet infrastructure services are higher than those set for Bezeq's services).  Effective inclusion of Hot's infrastructure in the wholesale market may increase the amount of potential subscribers to our triple and quatro play and bundle offerings.

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

The offering of bundles of services and the aggressive campaigns of both Bezeq and Hot offering substantially higher bandwidth for lower tariffs to end-users, resulted in a substantial decrease in internet connectivity service prices and led to increased demand for greater bandwidth, which required us to increase the capacity we purchase from Bezeq and Hot. Further, the offering of bundles of internet infrastructure and connectivity using the wholesale market increased the competition in this field, resulted in loss of some of our internet connectivity customers. Bezeq's breach of its obligation to market our connectivity services when proposing an internet infrastructure and connectivity bundle until April 2018 also resulted in a substantial loss of connectivity business. If competition remains at current levels and the regulatory environment remains unchanged, this trend is expected to continue to have a material adverse effect on our results of operations.

Global internet connectivity is provided by three underwater cables. The main provider, which also provides us with global internet connectivity, is TI Sparkle, and two additional underwater cables are owned by each of Tamares Telecom and the Bezeq group.

Television services

Multichannel pay-TV services are dominated by Hot (the incumbent TV provider and monopoly in this field) and YES (a subsidiary of Bezeq) with approximately 777,000 and 587,000 households, respectively, as of September 30, 2018. The multichannel pay-TV market is also highly penetrated. We successfully entered this market in December 2014, using an hybrid OTT-DTT television service and have approximately 219,000 households subscribed to our Cellcom tv services as of December 31, 2018. In June 2017 Partner launched its OTT TV solution and has approximately 106,000 households subscribers as of September 30, 2018. In August and October 2017, respectively, Hot and Yes each launched an OTT TV low cost brand solution – branded Hot Next and Sting, respectively (Hot's OTT TV solution is also marketed by Rami Levy). Partner's OTT TV solution includes Netflix's (internet based VOD content provider) application integration (and offering for a limited period). Hot's offer also includes Netflix's application integration. Also, Netflix and Amazon Prime, another internet based VOD content provider, provide their services to viewers in Israel, as complementary service to the existing competitors' content. We expect this trend to continue and include additional global players and also local participants.

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

ILD services

We are a major service provider in the Israeli ILD market. As of the date of this report, there are several ILD operators in the Israeli market. Our main competitors in this market are Bezeq (through its wholly-owned subsidiary Bezeq International) and Partner (through a wholly-owned subsidiary). Additional competitors include Xfone, Telzar International Communications Services Ltd., Rami Levy, Golan and Hot, through wholly-owned subsidiaries or affiliates. At the end of September 2018, our market share in the ILD market is estimated to be approximately 27%.

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

Landline telephony

The Israeli landline telephony market has been dominated for many years by Bezeq, the incumbent landline monopoly, which held as of December 31, 2017 (according to the Ministry of Communications report) approximately 2/3 of the landline telephony market (and an even larger revenues market share in the business landline telephony sector(. Hot, the incumbent TV monopoly, was the second entrant to this market. Other players include us, Partner's subsidiary and Bezeq International.

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

The landline wholesale market was to allow wholesale landline telephony service as of May 2015. In June 2017 the Ministry of Communications allowed Bezeq not to offer wholesale landline services until July 2018 and to provide a resale telephony service (at substantially higher tariffs) as a temporary substitute.  In June 2018, the MOC resolved not to prolong Bezeq's temporary resale telephony as an alternative for its obligation to provide wholesale landline telephony services after the lapse of the temporary alternative period and to obligate Bezeq to provide wholesale landline telephony services as of August 1, 2018. Both Bezeq and Hot have expressed willingness to provide wholesale telephony services, but to date, no such service has been provided. For details, see "– Government Regulation – Fixed-line Segment – Wholesale landline market".

Other fixed-line services

Transmission and landline data services are provided by Bezeq, Hot, Partner and us. These services are provided to business customers and to telecommunications operators. During 2018 , the competition in these fields of operation intensified following HOT's and Partner's offerings, and the usage of bandwidth of transmission increased.

IOT services are provided by Bezeq, Pelephone and other software integration companies and additional participants are entering this field. We offer a wide range of advanced IOT services and solutions, through cooperation with leading IOT technology and services vendors. The IOT market is characterized by intense competition and includes the offerings of communications providers which offer both connectivity solutions and end-to-end solutions and large software integration companies.

Intellectual Property

We are a member of the GSM Association, together with other worldwide operators that use GSM technology. As a member of the association, we are entitled to use its intellectual property rights, including the GSM logo and trademark.

We are the proprietor of over 160 domain names and approximately 100 trademarks and trademarks applications, the most important of which are the star design, “Cellcom”, “Talkman”, “Cellcom Volume,” "Cellcom tv," "Netvision" and "013 Netvision".  We are also the proprietor of a few registered patents.

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

In May 2018 and again in March 2019, the MOC amended our licenses to regulate the manner of response of call centers, including measurable parameters for response times. The amendment shall come into force in July 2019. Also in July 2019, an amendment to the Israeli Consumer Protection Law regulating the manner of response of call centers will also come into effect. The amendment includes measurable parameters for response times, which are partly incompatible with the said amendment to our licenses. These amendments had and are expected to continue to have an adverse effect on our results of operations.

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

To date, the Ministry of Communications has granted approximately 20 MVNO or unified licenses (which also allow the provision of cellular services as MVNO). Four MVNOs are currently active.

Network Sharing

Network sharing is conditioned upon certain conditions, including: (i) other operators may be allowed to join on terms similar to the terms granted to the sharing operator with the smallest market share; (ii) each sharing operator may host a MVNO without the other sharing operators' consent; (iii) the shared radio network must be operated through a joint entity held equally by the sharing operators, which entity will be required to obtain a license from the MOC and will use the frequencies allocated to sharing operators; and (iv) the radio elements of the shared network will be held in equal parts by the sharing operators, and each of the sharing operators will have the right to use other sharing operators' passive infrastructure including following termination of the agreement.

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

National Zoning Plan 36

The Plan includes guidelines for constructing cell sites in order to provide cellular broadcasting and reception communications coverage throughout Israel, while preventing radiation hazards and minimizing damage to the environment and landscape and sets forth the considerations that the planning and building authorities should take into account when issuing building permits for cell sites. The Plan also determines instances in which the public must be informed of requests for building permits prior to their issuance, so that they may submit objections to the construction of a site. Following contradicting decisions by appeal and national zoning committees, in November 2018 the Supreme Court resolved that amelioration charges may be charged in relation to building permits issued in reliance on a national zoning plan . Such decision limits our ability to oppose the charges of amelioration charge in connection to our cell sites and may substantially increase the costs of constructing a site.

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

Site licensing

We have experienced difficulties in obtaining some of the permits and consents required for the construction of cell sites, especially from local planning and building authorities. The construction of a cell site without a building permit (or applicable exemption) constitutes a violation of the Planning and Building Law, which is criminal in nature.  The Planning and Building Law contains enforcement provisions to ensure the removal of unlawful sites.  As of December 31, 2018, we were subject to three criminal and administrative legal proceedings alleging that some of our cell sites were built and have been used without the relevant permits or not in accordance with the permits. As of the same date, a small portion of our cell sites operated without building permits or applicable exemptions. Although we are continually seeking to obtain building permits for these sites, we may not be able to obtain them and in several instances we may be required to relocate these sites to alternative locations or to demolish them without any suitable alternative. In addition, we may be operating a significant number of our cell sites, in a manner which is not fully compatible with the building permits issued for them, although they are covered by permits from the Ministry of Environmental Protection in respect of their radiation level.  In some cases we will be required to relocate these cell sites to alternative locations, to reduce capacity coverage or to demolish them without any suitable alternative.

Based on advice received from our legal advisors and consistent with most court rulings on the matter and the Israeli Attorney General's opinion on the matter that the exemption from obtaining a building permit applies to cellular radio access devices, we have not requested building permits under the Planning and Building Law for rooftop radio access devices. In the course of petitions against the Attorney General's opinion and our and other operators' appeals against certain contrary decisions of the District Court against us and other operators, the Attorney General concluded that the application of the exemption does not balance properly the different interests involved and therefore cannot continue forward. At the Attorney General's request, the Israeli Supreme Court issued in 2010 an interim order which prevents cellular operators from constructing further radio access devices in cellular networks in reliance on the exemption until the enactment of regulations setting conditions for the application of such an exemption or other decision by the court, other than the replacement of existing radio access devices under certain conditions. In October 2018, regulations setting procedures for the construction, changes to and replacement of radio access devices exempt from building permits, or the 2018 Regulations, were enacted. Although these regulations reflect previous judicial limitations placed upon our ability to make changes and replace radio access devices in 2010, they also introduce a new licensing procedure that may further reduce our ability to construct new radio access devices based on such exemption. This may adversely affect our existing networks and our networks' build-out. In December 2018, following the enactment of the 2018 Regulations, petitions against the Attorney General's opinion were dismissed and our and other operators' appeals against certain contrary decisions of the District Court were accepted.

Other legal proceedings relating to the exemption, including as to its application to rooftops located at the same level as a place of residence or otherwise regularly frequented, were decided against our position, and others, including as to the requirement to obtain an extraordinary usage permit in certain circumstances, including as to the radio access devices' ancillary equipment, are still under consideration. While the Company is of the opinion that the exemption relates to such ancillary equipment and the 2018 Regulations supports its position, the Ministry of Justice expressed an opinion that such regulations and the exemption do not relate to the radio access devices' ancillary equipment. The Ministry of Justice is expected to publish further instructions in the matter. Other claims asserting that those cell sites and other facilities do not meet other legal requirements, continue.

Inability to rely on, or substantial limitation of, the exemption,  the dismantling of radio access devices and cell sites due to reasons out of our control and the objection of some local planning and building authorities to grant due permits where required, or the exclusion of the ancillary equipment from the exemption, if adopted, could have a negative impact on our ability to obtain environmental permits for these sites, could negatively affect the extent, quality, capacity and coverage of our network (specifically in urban areas), and our ability to continue to market our products and services effectively and may have a material adverse effect on our results of operations and financial condition.

Radio access devices do receive the required permits from the Ministry of Environmental Protection. Several local planning and building authorities argue that Israeli cellular operators may not receive building permits in reliance on the current Plan, for cell sites operating in frequencies not specifically detailed in the frequencies charts attached to the Plan, although most of our and other operators' cell sites (including all 4G cell sites) operate in frequencies not specifically detailed in the Plan. In a number of cases, these authorities have refused to issue a building permit for such new cell sites, arguing that building permits for such cell sites should be sought through other processes (which are longer and cumbersome), such as an application for an extraordinary usage or under existing local specific zoning plans. Following conflicting district decisions regarding this claim, the matter is expected to be decided by the Supreme Court. Some of the frequencies to which we may be required to transfer (see " – Networks and Infrastructure – Cellular Segment – Spectrum Allocation") are not specifically detailed in the Plan. We believe that the Plan applies to all cell sites, whether or not they operate in specific frequencies.

If this approach escalates or should the Supreme Court rule against the Company, it would have a negative impact on our ability to deploy additional cell sites, which could negatively affect the extent, quality and capacity of our network coverage and our ability to continue to market our products and services effectively.

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

To date we have provided approximately 420 indemnification letters in order to receive building permits. Local planning and building committees have sought to join cellular operators, including us, as defendants in depreciation claims made against them even though indemnification letters were not provided. We were joined as defendants in a small number of cases. We expect that we will be required to continue to provide indemnification letters as the process of deploying our cell sites continues. As a result of the requirement to provide indemnification letters, we may decide to construct new cell sites in alternative, less suitable locations, to reduce capacity coverage or not to construct them at all, which could impair the quality of our service in the affected areas.

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

We provide landline telephone, ILD, internet connectivity and infrastructure services as well as a "network end point" services, under a non-exclusive unified license granted to our wholly owned subsidiary - Cellcom Fixed Line Communications Limited Partnership - in 2015. The license expires in 2026 but may be extended by the MOC for successive periods of 10 years.  The license requires a bank guarantee in the amount of NIS 5 million deposited with the Ministry of Communications. The provisions of our cellular license, including as to its extension, generally apply to the unified license, subject to certain modifications, including a 20% minimum Israeli holding requirement which can be waived by the Minister of Communications when the unified license operator is controlled by a general license holder (as was done in our case).

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

Data and transmission services

We hold a non-exclusive special license for the provision of local data communications services and high-speed transmission services only to Cellcom Fixed Line Communications Limited Partnership, effective until April 2021. Data and transmission services are being provided to our customers by Cellcom Fixed Line Communications Limited Partnership. The provisions of our cellular and unified licenses described above, including as to their extension, generally apply to this license, subject to certain modifications.

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

Wholesale landline market

A policy document regarding landline wholesale services published by the MOC in 2012 provided for the creation of an effective wholesale telecommunications access market in Israel and the gradual annulment of the structural separation in the Bezeq and Hot groups and its replacement with an accounting separation and change of the supervision on Bezeq retail tariffs to maximum tariffs rather than the current setting of fixed tariffs. The latter generally depends on the development of a wholesale market and the state of competition in the market, and with relation to television services, if there is a reasonable possibility of providing a basic package of OTT services providers without a national landline infrastructure.

In 2015, a wholesale landline market was formally launched in Israel in regards to internet infrastructure services and use of certain physical infrastructure by operators who do not own such infrastructure, following amendments to Bezeq's and Hot's licenses so as to include certain wholesale landline services, such as internet infrastructure services and wholesale landline telephony services and use of certain of their physical infrastructure by operators who do not own such infrastructure and promulgation of regulations setting the maximum tariffs of the wholesale landline services to be provided by Bezeq.

Although the wholesale market was formally applicable to Hot's infrastructure as well, Hot's infrastructure had been effectively excluded from the wholesale market, initially as the maximum tariffs for Hot's wholesale infrastructure service were not published by the MOC until June 2017 (and are higher than those set for Bezeq's service) and thereafter, due to disagreements with Hot as to the implementation of the service, which were resolved by the MOC. The Ministry of Communications  resolved not to interfere with the tariffs Hot has set for its wholesale telephony service. Effective inclusion of Hot's infrastructure in the wholesale market may increase the potential subscribers to our triple play and bundle offerings.

In June 2017, the Ministry of Communications published regulations setting Bezeq's resale telephony service to be provided by Bezeq as of July 2017, as a temporary 14 month alternative for wholesale landline telephony service, and postponed Bezeq's obligation to offer wholesale telephony service until the lapse of said resale telephony service period. In June 2018, the MOC resolved not to prolong Bezeq's temporary alternative further and to obligate Bezeq to provide wholesale landline telephony services as of August 1, 2018. As of the date of this report, Bezeq does not provide the wholesale landline telephony services.

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

Pursuant to the 2016 recommendations of a committee for the regulation of broadcasting nominated by the Ministry of Communications, in July 2018, a new bill for the regulation of broadcasting was published and includes classification of audio visual providers into four categories and determination of the regulation applied to each category as follows: (i) a provider with annual revenues of up to NIS 350 million from subscription fees – no license is required and no specific regulation applied; (ii) license of a medium size operator - a provider with annual revenues over NIS 350 million from subscription fees, but under NIS 700 million, requires a license, which includes a gradual mandatory investment in original Israeli content in an amount of up to 8 percent of the provider's annual revenues from subscription fees, as well as regulation, inter alia,  in regards to minor and minorities protection, forbidden broadcasts and cross ownership limitations and prohibition on the provision of advertisement;  (iii) license of a large size operator - a provider with annual revenues over NIS 700 million from subscription fees, requires a license, which includes a mandatory investment in original Israeli content in an amount not less than 8% of its annual revenues from subscription fees, prohibition on the provision of advertisements as well as regulation, inter alia,  in regards to minor and minorities protection, forbidden broadcasts, regulation relating to consumer protection, cross ownership limitations, limitation regarding owning and producing channels and providing basic channel package; and (iv) license of a significant operator - a provider that owns a managed network for the provision of contents will be bound, inter alia, in regards to broadcasting open channels and specific channels of audio–visual license holders. The bill includes limited regulation regarding sports broadcasting and is focused on audio-visual providers, where the content provided is mainly aimed at the audience in Israel and therefore is expected not to apply to foreign TV content providers operating in Israel, such as Netflix and Amazon prime video. The Company does not expect the bill, if enacted, to materially change the regulation that applies to the Company. The bill requires legislative proceedings in the Israeli parliament, which may include material changes to the bill. If the legislation adopted requires us to make additional investments or impose unfavorable regulation on our OTT TV service, or apply such regulation to us and not to other OTT TV providers, or usage of the DTT infrastructure, it may adversely affect our OTT TV business.

As of November 2017, the regulator allowed three TV commercial channels (two of which later merged into one channel) to broadcast their content in high definition over the internet and to Hot and Yes but not over the DTT broadcasting system. As a result, our TV customers and other DTT customers in Israel cannot obtain these three specific channels in HD (but rather in standard definition). We believe this decision is discriminatory and unreasonable and have filed a petition against this decision with Israel's High Court of Justice. See also "– Competition – Fixed-line Segment – Television services" above.

 Securities administrative enforcement

Under the Israeli Securities Law, certain violations of certain securities and securities-related laws supervised by the Israeli Securities Authority, or ISA, may be enforced through administrative measures. The ISA may impose various civil enforcement measures, including financial sanctions, payment to the injured party, prohibition of the violator from serving as an officer or a director for a specified period of time, annulment or suspension of licenses, approvals and permits granted under such laws and agreed settlement mechanism as an alternative to a criminal or administrative proceeding. In case of a violation by a corporation, vicarious responsibility could be attributed to the chief executive officer in some cases, unless certain conditions have been met, including the adoption and implementation of procedures for the prevention of the violation. We adopted such procedures for the prevention of violations. In recent years, significant monetary sanctions, ranging up to several million NIS in individual cases, have been imposed by the Israeli Securities Law Administrative Enforcement Committee on several publicly traded companies and their affiliates for breach of the provisions of the Israeli Securities Law.

Contributing to the Community and Protecting the Environment

We and our employees have been contributing to the community since our inception. We consider contribution to the community in Israel an important component of our business vision and believe we have a responsibility toward the Israeli community, as we acknowledge that business leadership goes hand in hand with social leadership.

During 2018, 20% of our employees participated in volunteering activities in the community. Since 2016, we have partnered with an association supporting ALS patients and family members in various voluntary activities, including our employees' participation in a fundraising race for ALS patients and donation in said race, the donation of a service workshop to the ALS association social workers and employees regarding the importance of service and provision of excellent service and familiarizing ALS patients with mitigating advanced technologies.

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

C.            ORGANIZATIONAL STRUCTURE

Our largest shareholder, Koor, is a wholly-owned subsidiary of DIC.  DIC is a public Israeli company traded on the Tel-Aviv Stock Exchange, one of Israel's largest business groups. See footnote no. 1 to the table under “Item 7.A – Major Shareholders” for information on the holdings of DIC.

We and Cellcom Fixed Line Communications Limited Partnership (see "- Government Regulations - Fixed-line Segment - Our Fixed-line Licenses - Our Unified Licenses"), are incorporated in Israel. Cellcom Fixed Line Communications Limited Partnership and Dynamica Communications Chain Stores Ltd., our wholly owned dealer, are our significant subsidiaries.

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

Haifa and Rosh-Ha’ayin Properties

We lease a property in Haifa and a property in Rosh-Ha'ayin. We use these properties for offices, for call centers, for network servers and for equipment storage. The Haifa lease covers approximately 8,900 square meters, is in effect until December 2019, and is renewable for three additional periods of two years each, upon our notice. The Rosh-Ha'ayin lease covers approximately 3,300 square meters, is in effect until December 2019 and is renewable for four additional periods of two years each, upon our notice. We sublease part of the property in Rosh-Ha'ayin to our wholly-owned dealer and another subsidiary.

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

Service Centers, Points of Sale and Cell Sites

As of December 31, 2018, we leased 74 service centers, points of sale and other facilities (including those operated by our wholly-owned dealer), which are used for sales and customer service. Such lease agreements are generally for periods of two to three years, with extension options that vary by location.

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

In addition, we lease a number of points of presence in Israel that are used for equipment and servers storage  and other communications equipment for the provision of landline services, and storage space for our servers and equipment in London and Frankfurt.

Authorization Agreement with Land Regulatory Authorities

In June 2013, we renewed an authorization agreement with the ILA  that authorizes us to use lands managed by the ILA for the establishment and operation of cell sites. The authorization agreement is effective until December 2019. The authorization agreement provides that subject to the receipt of approval from the ILA, we will be entitled to establish and operate cell sites on the lands leased to third parties throughout the agreement’s term. We undertook to vacate at the end of the agreement’s term all facilities installed in the authorized area unless the authorization period is extended. Under the authorization agreement, the ILA is entitled to revoke authorizations granted to us in certain circumstances.

ITEM 4A.       UNRESOLVED STAFF COMMENTS

None.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following operating and financial review and prospects should be read in conjunction with “Item 3. Key Information – A. Selected Financial Data” and our consolidated financial statements and accompanying notes appearing elsewhere in this annual report. Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the IASB which differ in certain respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

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

A. OPERATING RESULTS

Overview

General

We are one of the four major communications groups in Israel and the largest provider of cellular communications services in Israel with approximately 2.851 million cellular subscribers as of December 31, 2018, with an estimated market share of 27%. In recent years we have increased our presence in the fixed line market, adding TV and internet infrastructure services (the latter through the landline wholesale market and, as of 2018, also over our independent fiber-optic infrastructure), to our veteran ISP and landline telephony (both inland and long distance).

We earn revenues and generate our primary sources of cash by offering a broad range of communications services, including cellular, Internet services (connectivity and infrastructure), TV services and fixed-line telephony services (inland and international), as well as by selling handsets and other end-user equipment.

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

Our cellular segment’s services include basic cellular communications services and data transfer, download and upload, as well as text and multimedia messaging services and advanced cellular content services, which we provide through our 2G and 3G networks, covering substantially all of the populated territory of Israel, and our 4G network covering most of the population of Israel. We also provide international roaming services to our subscribers in 180 countries as of December 31, 2018 as well as to subscribers of foreign networks visiting Israel. We offer our subscribers a wide selection of handsets of various leading global manufacturers as well as extended warranty services on most handsets we offer. A significant portion of our revenues is derived from our network sharing agreement with Golan.

Our fixed-line segment’s services include landline telephony services, internet infrastructure (since May 2015, through the landline wholesale market and, as of 2018, also over our own fiber-optic infrastructure) , connectivity services (ISP), television services (since December 2014) (OTT TV), transmission services, international calling services (ILD) , end user fixed-line equipment and IOT services.

We sell our various services on a stand-alone basis or bundled with certain other services offered by us, including a triple play bundle of end-to-end internet service, landline telephony and TV services and a quatro bundle which includes the triple offering plus cellular services.

Our management evaluates our performance through focusing on our key performance indicators, which include among others: cellular subscribers and average revenue per user of cellular, or ARPU, internet and TV subscribers (households) – both stand alone and as a part of a bundle,  adjusted EBITDA (as defined in “Results of Operations”), adjusted EBITDA as percentage of revenues, operating income, net income, cash flow from operating activities, Free Cash Flow*, , subscriber churn rate and handset sales and profitability. These key performance indicators are primarily affected by the competitive and regulatory landscape in which we operate and our ability to adapt to the challenges posed.

*Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities (including the effect of exchange rate fluctuations on cash and cash equivalents) excluding a loan to Golan Telecom, minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits and proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits.

Our operating results, profitability and cash flow have decreased significantly in the past several years, with a loss for 2018, mainly due to the intense competition resulting largely from regulatory developments intended to enhance competition in the Israeli telecommunications market, which caused significant price erosion in the prices charged for the provision of cellular services and a decrease from equipment sales.  Our operating income in 2018 was NIS 74 million ($20 million), a decrease of 75.1% from NIS 297 million ($79 million) in 2017 and a decrease of 76.1% from NIS 310 million in 2016. We recorded a loss in 2018 of NIS 64 million ($ 17 million), compared to net income of NIS 113 million ($30 million) in 2017 and a net income of NIS 150 million ($40 million) in 2016. The Company's net cash from operating activities in 2018 amounted to NIS 770 million ($203 million), a decrease of 0.5% from NIS 774 million ($207 million) in 2017 and a decrease of 1.4% from NIS 781 million ($208 million) in 2016. As our business environment continues to be characterized by increased competition in the various markets in which we operate, these factors may continue to negatively impact our business, which may further adversely affect our results of operations and financial condition. More over, our financial condition may be more volatile than our competitors, due to our substantially larger amount of debt. Other impacts may include the need to reduce investments, in absolute terms and in comparison to our competitors, which may harm our competitive standing and potential future growth, adversely affect our ability to raise additional debt and refinance our existing debt or adversely affect the terms and price of such debt raising, which in turn may further adversely affect our financial condition and may require equity capital raising, if possible.

We intend to drive revenue primarily by: maximizing the benefits of our position as a leading Israeli telecommunications group; offering our customers full and comprehensive mobile and wireline solutions and bundles of services (including triple/quatro play) and enhancing our competitive capabilities; retaining our existing subscribers and attracting new subscribers; offering new services that are synergetic to our core businesses like IOT and growing wireline service revenues. Entering a new and penetrated market may require substantial investment and additional expenses. We intend to continue our efforts to optimize our costs by implementing further efficiency measures and reducing our expenses, including through the network sharing and hosting agreements we entered into with Golan and Xfone and by our agreements for  investment in IBC, contemplated sale of our independent fiber-optic residential infrastructure to IBC and IRU in IBC’s fiber-optic infrastructure, as they are expected to allow us to reduce our current landline wholesale payments to Bezeq, and adjust our operations to the changing market conditions. We cannot guarantee the success of these measures. For details of our Sharing Agreements, see "Item 4. Information on the Company –B. Business Overview – Network and Infrastructure – Cellular Segment – Network sharing agreements". For details of our fiber-optic activity see" Item 4. Information on the Company – B. Business Overview – Networks and Infrastructure – Fixed-line Segment – Fixed-line infrastructure" and  "– Investment in IBC" thereunder.

In 2018, we entered into a collective employment agreement with the Company's employees' representatives and the Histadrut for a term of three years (2018-2020). In March 2019, the Histradrut announced a labor dispute at the Company. We are negotiating a new collective employment agreement with our employees' representatives and the Histadrut but cannot guarantee the outcome of such negotiations. See also "Item 3. Key Information – D. Risk Factors – Risks Related to our Business – The unionizing of our employees may impede necessary organizational and personnel changes, result in increased costs or disruption to our operation."

The Israeli telecommunications market is currently dominated by four communications groups: Bezeq, Hot, Partner and Cellcom, with the first two having a full landline infrastructure.

The communications market is primarily regulated by the Ministry of Communications. Regulatory changes have had material adverse effects on our results of operations in recent years, including by facilitating the entry of additional competitors into the cellular market which dramatically increased competition. Recent consumer related amendments to our licenses had a material adverse effect on our results of operations. Such and other future amendments, if implemented, may continue to materially adversely affect our results of operations, should we not succeed to mitigate such effects. See “Item 4. Information on the Company – B. Business Overview – Government Regulations".

Competition may increase further if: current trends continue, the landline wholesale market, launched in 2015, is ineffective; the structural separation imposed on the Bezeq and Hot groups or Bezeq's tariffs supervision is annulled or further relaxed or other unfavorable regulatory changes relating to the Bezeq and Hot groups are effected; new competitors enter the communications markets; we do not procure or deploy a widespread landline infrastructure or enter into cooperation to use such infrastructure with an operator which owns such infrastructure; or we do not purchase additional frequencies or purchase frequencies in an amount equal to our competitors or make the necessary investments in our networks or in our business in general. We have continually implemented aggressive efficiency measures in order to mitigate those adverse effects, which included voluntary retirement plans for employees. We intend to continue to implement changes in order to continue our efforts to mitigate the adverse effects of the increased competition in many areas in which we operate. We cannot guarantee the success of these measures. Moreover, unionization of our employees may impede the execution of such measures. See "Item 3. Key Information – D. Risk Factors – Risks Related to our Business - We face intense competition in all aspects of our business" and "-The unionizing of our employees may impede necessary organizational and personnel changes, result in increased costs or disruption to our operation", and "Item 4. Information on the Company - B. Business Overview – Competition" for additional details.

The construction and operation of our cell sites and other transmission facilities are highly regulated and require us to obtain various consents and permits. See “Item 4. Information on the Company – B. Business Overview - Government Regulations – Cellular segment – Permits for Cell Site Construction.” We have experienced difficulties in obtaining some of these consents and permits and our ability to rely on an exemption from obtaining a building permit was severely limited. Also, we may be operating a significant number of our cell sites in a manner not fully compatible with the building permits issued for them. Additional restrictions on the construction and operation of cell sites and other facilities have been enacted recently and may be enacted in the future or we may be required to demolish or relocate these cell sites and facilities, which may adversely affect our existing networks and networks build out, specifically in urban areas, may prevent us from meeting our license requirements and could adversely affect our results of operations.

Our profitability is also affected by other factors, including changes in our cost of revenues and selling, marketing, general and administrative expenses, including depreciation and financing expenses.

Our results are also impacted by currency fluctuations.  While substantially all of our revenues are denominated in NIS, for 2018, approximately17 % of cash outflow was denominated in, or linked to, other currencies, mainly U.S. dollars. Changes to the Israeli CPI, may also impact our results as part of our debentures (Series F, H and J) and some of our expenses are linked to the Israeli CPI.  Any devaluation of the NIS against the U.S. dollar or other foreign currencies will therefore increase the NIS cost of our expenses that are not denominated in NIS or are linked to those currencies and any increase in the Israeli CPI will increase the financial expenses associated with our debentures. We enter into derivative instruments to mitigate the effect of the various market risks associated with these expenses.  See “Item 11 – Quantitative and Qualitative Disclosures About Market Risk.”

Further, we have incurred significant debt by issuing debentures and receiving loans, the aggregate outstanding principal amount of which as of December 31, 2018 was NIS 3,865 million. See “– Liquidity and Capital Resources– Debt Service” and "-Other Credit Facilities”.

Our dividend policy targets a distribution of at least 75% of our annual net income on a quarterly basis. In respect of 2016, 2017 and 2018, our board of directors chose not to declare dividends given the intensified competition and its adverse effect on our results of operations and in order to strengthen our balance sheet. We undertook limitations on our dividend distributions in connection to the issuance of our F through L debentures and other credit facilities. See “Item 8. Financial Information – A. Statements and Other Financial Information - Dividend Policy” and “- B. Liquidity and Capital Resources- Dividend payments” and "– Debt Service" and "– Other Credit Facilities".

As of January 1, 2017, we apply International Financial Reporting Standard (IFRS) 15 following early adoption thereof, and capitalize part of the salaries expenses and commissions related to customer acquisition costs. The application of this standard had a material positive effect on the Company's financial results for the years 2017 and 2018. The standard was applied using the cumulative effect approach as from the initial date of application.

As from January 1, 2018 we apply IFRS 9 regarding financial instruments, which replaced IAS 39. The standard was applied using the cumulative effect approach as from the initial date of application without amendment of the comparative data, other than with respect to certain hedging items, with an adjustment to the balance of retained earnings and other components of equity as of the initial date of application. For additional details see note 2-F to our financial statements.

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

Our revenues in the fixed-line segment are derived from the sale of fixed-line communications services which include: internet infrastructure (through the landline wholesale market, since February 2015 and, as of 2018, also based on our independent fiber-optic infrastructure) and connectivity services, OTT TV services (since December 2014), transmission services, provided to other operators and to Golan and Xfone according to our network sharing agreement, international calling services (ILD), landline telephony services, operator services and teleconferencing services and equipment sales that are related to this segment.

Our revenues from cellular services are usually affected by seasonality with the third quarter of the year characterized by higher roaming revenues due to increased incoming and outgoing tourism. Equipment sales of the fixed-line segment are usually higher in the fourth quarter.

Cost of revenues

The principal components of our cost of revenues are the purchase of equipment, interconnect fees, content cost, cell site leasing costs, salaries, transmission services cost, internet connectivity services cost, purchase of call minutes related mainly to international calling services, outbound roaming services fees and cost of Internet infrastructure. Our cost of revenues also includes depreciation of the cost of our network equipment, tv set-top boxes, amortization of our spectrum licenses and rights of use of communications lines. As of April 2017, our cost of revenues decreased as a result of our sharing partners’, participation in operating costs according to the Network Sharing Agreements.

Selling and marketing expenses

Selling and marketing expenses consist primarily of sales force salaries and dealers' commissions, advertising, public relations and promotional expenses. We compensate our sales force through salaries and incentives. Since January 1, 2017 part of our customer acquisition costs (salaries and dealers commissions) are capitalized as a result of the early adoption of a new International Financial Reporting Standard (IFRS 15). Our selling and marketing expenses also include depreciation, mainly of leasehold improvements and equipment in our service centers and points of sales, and amortization of intangible assets related to the acquisition of subsidiaries.

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

Other income and expenses

Other income and expenses consist primarily of expenses related to employee retirement plans in 2016 and 2018 and gain from the sale of a subsidiary in 2017.

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

Income Tax

Generally, Israeli companies were subject to corporate tax on their taxable income at the rate of 25% for the 2016 tax year, 24% for the 2017 tax year and 23% for the 2018 tax year and onward.

Israeli companies are subject to capital gains tax at the corporate tax rate. A deferred tax asset or liability is created for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Results of Operations - Comparison of 2016, 2017 and 2018

The following table sets forth key performance indicators for the periods indicated:

	Year Ended December 31,			Change*
	2016	2017	2018	2017 vs. 2016	2018 vs. 2017
Cellular subscribers at end of period(1) (in thousands)	2,801	2,817	2,851	0.6%	1.2%
Internet-customers (households) (end of period) (in thousands) (2)	156	222	269	42.3%	21.2%
TV - households (end of period) (in thousands) (2)	111	170	219	53.2%	28.8%
Churn rate of cellular subscribers(1)(3)	42%	46%	44%	-	-
Average monthly revenue per cellular subscriber (ARPU) (1)(4) (in NIS)	63	57	51	(9.5)%	(10.5)%
Operating income (in NIS millions)	310	297	74	(4.2)%	(75)%
Net income(loss) (in NIS millions)	150	113	(64)	(24.7)%	na
Adjusted EBITDA(5) (in NIS millions)	858	853	660	(0.6)%	(22.6)%
Operating income margin(6)	7.7%	7.6%	2.0%	(0.1PP )	(5.6PP )
Adjusted EBITDA margin(7)	21.3%	22.0%	17.9%	0.7pp	(4.1pp )

*	pp denotes percentage points and this measure of change is calculated by subtracting the 2016 measure from the 2017 measure and the 2018 measure from the 2017 measure, respectively.

(1)
Cellular subscriber data refers to active subscribers. We use a six-month method of calculating our cellular subscriber base, which means that we add post-paid subscribers to our subscriber base upon their joining our services and prepaid subscribers upon charging a prepaid card and  we deduct subscribers from our subscriber base after six months of no revenue generation and activity on our network and no data usage or less than NIS 1 of accumulated revenues from M2M (machine to machine) subscribers. The six-month method is, to the best of our knowledge, consistent with the methodology used by other cellular providers in Israel. The 2017 cellular subscriber base includes subscribers added  as part of our purchase of the operations of an Israeli Mobile Virtual Network Operator, or MVNO, during the third quarter of 2017. As of the third quarter of 2018, we add M2M subscribers to the cellular subscriber base only upon first use instead of at the time of joining our service as was done until the change. This change did not have a material effect on M2M prior subscriber data.

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

We have set out below the calculation of cellular ARPU for each of the periods presented:

	Year Ended December 31,
	2016	2017	2018
	(In NIS millions, except number of subscribers and months)

Revenues	4,027	3,871	3,688
less revenues from equipment sales	994	952	904
less other revenues not in ARPU*	881	949	1,061

Revenues used in ARPU calculation (in NIS millions)	2,152	1,971	1,723
Average number of subscribers	2,832,407	2,797,341	2,826,013
Months during period	12	12	12
ARPU (in NIS, per month)	63	57	51

*	Other revenues include revenues from other communications services, mainly fixed-line revenues and repair services.

(5)
Adjusted EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net (excluding gain from the sale of a subsidiary and expense related to employee retirement plans); income tax; depreciation and amortization; and share based payments. We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our significant debt), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with fixed assets. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of our profitability or liquidity. Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, adjusted EBITDA, as presented in this annual report, may not be comparable to similarly titled measures reported by other companies due to differences in the way these measures are calculated.

The following is a reconciliation of adjusted EBITDA with net income and operating income:

	Year Ended December 31,
	2016	2017	2018
	(In NIS millions)
Net income(loss)	150	113	(64)
Financing expenses, net	150	144	144
Taxes on income (tax benefit)	10	40	(6)
Operating income	310	297	74
Other expenses (income), net (excluding gain from the sale of a subsidiary and expense related to employee retirement plans)	8	(1)	-
Depreciation and amortization	534	555	584
Share based payments	6	2	2
Adjusted EBITDA	858	853	660

(6)	Operating income margin is defined as operating income as a percentage of total revenues for each of the applicable periods.

(7)	Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of total revenues for each of the applicable periods.

The following table sets forth our consolidated statements of income as a percentage of total revenues from operations for the periods indicated:

	Year Ended December 31,
	2016	2017	2018
Revenues	100.0%	100.0%	100.0%
Cost of revenues	67.1%	69.2%	72.2%
Gross profit	32.9%	30.8%	27.8%
Selling and marketing expenses	14.3%	12.4%	15.3%
General and administrative expenses	10.4%	11.0%	9.8%
Other (income) expenses, net	0.5%	0.2%	0.7%
Operating income	7.7%	7.6%	2.0%
Financing expenses, net	3.7%	3.7%	3.9%
Income(loss) before income tax	4.0%	3.9%	1.9%
Income tax	0.3%	1.0%	0.2%
Net income(loss)	3.7%	2.9%	1.7%

Revenues

	Year Ended December 31,			Change
	2016	2017	2018	2017 vs. 2016	2018 vs. 2017
	(In NIS millions)
Revenues	4,027	3,871	3,688	(3.9)%	(4.7)%

The decrease in revenues in 2018 compared with 2017 is attributable to a 10.3% decrease in service revenues in the cellular segment, and a 5% decrease in equipment revenues. The decrease in service revenues was partially offset by an increase in revenues from the fixed-line segment in the Internet and TV fields.

The decrease in revenues in 2017 compared with 2016 is attributable to a 3.8% decrease in service revenues, driven by a decrease in the cellular segment's service revenues and a 4.2% decrease in equipment revenues. The decrease in service revenues was partially offset by an increase in revenues from the fixed-line segment in the Internet and TV fields.

The following table sets forth the breakdown of our revenues for the periods indicated based on the various sources thereof:

	2016		2017		2018
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(in NIS millions)		(in NIS millions)		(in NIS millions)
Service revenues:
Cellular services	2,025	50.3%	1,777	45.9%	1,581	42.9%
Land-line communications services*	871	21.6%	1,004	25.9%	1,068	29.0%

Other services**	137	3.4%	138	3.6%	135	3.7%
Total service revenues	3,033	75.3%	2,919	75.4%	2,784	75.5%
Equipment revenues	994	24.7%	952	24.6%	904	24.5%
Total revenues	4,027	100.0%	3,871	100.0%	3,688	100.0%

*	Consists of international calling services, landline telephony services, transmission services, hubbing services, internet services (ISP and internet infrastructure services) and TV services.

**	Consists of repair services fees.

During 2018, service revenues (comprising 75.8% of total revenues) decreased 4.6%, compared with 2017. This decrease in service revenues resulted mainly from a 10.3% decrease in cellular service revenues resulting mainly from the ongoing erosion in the prices of these services. and from the difference between the national roaming services revenues and the revenues for rights of use in cellular networks according to the network sharing agreements as of the beginning of the second quarter of 2017 The decrease was partially offset by a 6.4% increase in the fixed-line service revenues resulting mainly from an increase in revenues from TV and internet services, as well as from fixed-line communications services provided according to the network sharing agreement with Golan which came into force as of the beginning of the second quarter of 2017.

During 2017, service revenues (comprising 75.4% of total revenues) decreased 3.8%, compared with 2016. This decrease in service revenues resulted mainly from a 12.2% decrease in cellular service revenues resulting mainly from the ongoing erosion in the prices of these services and from the difference between the national roaming services revenues and the revenues for rights of use in cellular networks according to the network sharing agreement with Golan. The decrease was partially offset by a 15.3% increase in the fixed-line service revenues resulting mainly from an increase in revenues from TV and internet services, as well as from fixed-line communications services provided according to the network sharing agreement with Golan which came into force as of the beginning of the second quarter of 2017.

Fixed-line service revenues totaled NIS 1,068 million in 2018 compared to NIS 1,004 million in 2017. This increase resulted mainly from an increase in revenues from TV and internet services, as well as of fixed-line communications services provided according to the network sharing agreement with Golan as of the beginning of the second quarter of 2017.

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

During 2018, revenues from other services totaled NIS 135 million compared with a total of NIS 138 million in 2017.

During 2017, revenues from other services totaled NIS 138 million compared with a total of NIS 137 million in 2016.

During 2018, equipment revenues (comprising 24.5% of total revenues) decreased 5%, compared with 2017. This decrease resulted mainly from a decrease in the quantity of cellular segment end user equipment sold during 2018 as compared to 2017. This decrease was partially offset by an increase in end user equipment sales in the fixed-line segment.

During 2017, equipment revenues (comprising 24.6% of total revenues) decreased 4.2%, compared with 2016. This decrease resulted mainly from a decrease in the quantity of cellular segment end user equipment sold during 2017 as compared to 2016. This decrease was partially offset by an increase in end user equipment sales in the fixed-line segment.

The following table sets forth the breakdown of our revenues for the periods indicated based on the types of subscribers:

	2016		2017		2018
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(in NIS millions)		(in NIS millions)			(in NIS millions)
Individual	2,832	70.3%	2,702	69.8%	2,579	69.9%
Business	971	24.1%	992	25.6%	946	25.6%
Other*	224	5.6%	177	4.6%	163	4.5%
Total	4,027	100.0%	3,871	100.0%	3,688	100.0%

*	Mainly consists of revenues from inbound roaming services, hosting services and network sharing services.

A breakdown of revenues according to types of subscribers (individual and business) during 2018 compared with 2017, shows a 4.6% decrease in revenues attributable to individual subscribers and a 4.6% decrease in revenues attributable to business subscribers. The decrease in the revenues attributable to individual subscribers resulted mainly from the ongoing erosion in the price of cellular services, resulting from the intensified competition in the cellular market. The decrease in revenues attributable to the business subscribers resulted mainly from the decrease in recurring revenue resulted mainly from the intensified competition in the cellular market.

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

The following table sets forth the breakdown of our revenues for the periods indicated based on the types of subscription plans:

	2016		2017		2018
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(in NIS millions)		(in NIS millions)		(in NIS millions)
Pre-paid	207	5.1%	195	5.0%	180	4.9%
Post-paid	3,596	89.3%	3,499	90.4%	3,344	90.7%
Other*	224	5.6%	177	4.6%	163	4.4%
Total	4,027	100.0%	3,871	100.0%	3,688	100.0%

* Mainly consists of revenues from inbound roaming services, hosting services and network sharing services.

A breakdown of revenues according to types of subscription plans (pre-paid and post-paid) during 2018 compared with 2017, shows a 4.4% decrease in revenues attributable to post-paid subscribers and a 7.7% decrease in revenues attributable to pre-paid subscribers. The decrease in revenues attributable to post-paid subscribers was primarily the result of the ongoing erosion in the price of cellular services, resulting from the intensified competition in the cellular market. The decrease in revenues attributable to pre-paid subscribers resulted mainly from increased churn of pre-paid cellular subscribers, as well as from the ongoing price erosion.

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

These segments are managed separately for the purposes of allocating resources and assessing performance.

We started presenting our operations in these two segments as of January 1, 2016.

We measure revenues on an operating segment basis. The following is a discussion of our revenues for our two operating segments:

	Year Ended December 31,			Change
	2016	2017	2018	2017 vs. 2016	2018 vs. 2017
	(In NIS millions)
Cellular service revenues	2,162	1,929	1,730	(10.8)%	(10.3)%
Cellular equipment revenues	836	770	655	(7.9)%	(14.9)%
Total cellular revenues	2,998	2,699	2,385	(10.0)%	(11.6)%
Fixed-line service revenues	1,071	1,166	1,215	8.9%	4.2%
Fixed-line equipment revenues	158	182	249	15.2%	36.8%
Total Fixed-line revenues	1,229	1,348	1,464	9.7%	8.6%
Consolidation adjustments	(200)	(176)	(161)	(12)%	(8.5)%
Consolidated revenues	4,027	3,871	3,688	(3.9)%	(4.7)%

Cellular Segment

Revenues from the cellular segment in 2018 totaled NIS 2,385 million (including inter-segment revenues), compared to NIS 2,699 million in 2017. The decrease was primarily due to a decline in service revenues of 10.3% resulting mainly from the ongoing erosion in the price of these services and from the difference between the national roaming services revenues until the end of the first quarter of  2017 and the revenues for rights of use in cellular networks according to the network sharing agreement with Golan which came into force as of the beginning of the second quarter of 2017 as well as a decrease in cellular equipment revenues of 14.9% compared to 2017.

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

Fixed-line Segment

Revenues for the fixed-line segment (including inter-segment revenues) in 2018 totaled NIS 1,464 million, compared to NIS 1,348 million in 2017. This increase resulted mainly from an increase in revenues from TV and internet services, as well as of fixed-line communications services provided according to the network sharing agreement with Golan as of the beginning of the second quarter of 2017 and an increase in fixed-line equipment revenues.

Revenues for the fixed-line segment (including inter-segment revenues) in 2017 totaled NIS 1,348 million, compared to NIS 1,229 million in 2016. This increase resulted mainly from an increase in revenues from TV and internet services, as well as of fixed-line communications services provided according to the network sharing agreement with Golan.

Segment Adjusted EBITDA Discussion

We measure adjusted EBITDA on an operating segment basis. See note 6 to our financial statements included elsewhere in this report for details of this measure of segment profitability. We define segment adjusted EBITDA as income for a segment before financing income (expenses), net; other income (expenses), net (excluding gain from the sale of a subsidiary and expenses related to employee retirement plans); income tax; depreciation and amortization; and share based payments.

Cellular segment

In 2018, the cellular segment generated adjusted EBITDA of NIS 391 million compared to NIS 595 million in 2017, a 34.3% decrease. This decrease resulted mainly from the ongoing erosion in cellular service revenues.

In 2017, the cellular segment generated adjusted EBITDA of NIS 595 million compared to NIS 625 million in 2016, a 4.8% decrease. This decrease resulted mainly from the difference between national roaming services revenues in 2016 and the revenues for rights of use in cellular networks according to the network sharing agreement with Golan in 2017, and from the ongoing erosion in cellular service revenues. This decrease was partially offset by a decrease in selling and marketing expenses due to the capitalization of part of the customer acquisition costs as a result of the early adoption of a new International Financial Reporting Standard (IFRS15).

Fixed-line segment

In 2018, the fixed-line segment generated adjusted EBITDA of NIS 269 million compared to NIS 258 million in 2017, a 4% increase. The increase arose mainly as a result of an increase in revenues from internet and TV services as well as fixed-line communications services provided according to the network sharing agreement with Golan since the second quarter of 2017 .

In 2017, the fixed-line segment generated adjusted EBITDA of NIS 258 million compared to NIS 233 million in 2016, a 10.7% increase. The increase arose mainly as a result of an increase in revenues from fixed-line communications services provided according to the network sharing agreement with Golan and from a decrease in operating expenses. This increase was partially offset as a result of an erosion in the internet field profitability, as well as from the deconsolidation of Internet Rimon following its sale.

Cost of revenues and gross profit

	Year Ended December 31,			Change
	2016	2017	2018	2017 vs. 2016	2018 vs. 2017
	(In NIS millions)
Cost of service revenues	2,028	2,035	2,019	0.3%	(0.8)%
Cost of equipment revenues	674	645	642	(4.3)%	(0.5)%
Total cost of revenues	2,702	2,680	2,661	(0.8)%	(0.7)%
Gross profit	1,325	1,191	1,027	(10.1)%	(13.8)%

The decrease in cost of service revenues in 2018 compared with 2017 resulted mainly from decrease in interconnect costs, depreciation and repair services This decrease was partially offset by an increase in costs of TV services content and  in costs related to internet services in the fixed-line segment.

The decrease in cost of equipment revenues resulted mainly from a decrease in costs of end user equipment sold, primarily as a result of a decrease in the quantity of end user equipment sold in the cellular segment during 2018 as compared to 2017, which was partially offset by an increase in fixed-line equipment costs.

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

The decrease in gross profit in 2018 compared with 2017 resulted mainly from the ongoing erosion in the price of cellular services.

The decrease in gross profit in 2017 compared with 2016 resulted mainly from the ongoing erosion in the price of cellular services.

Selling and marketing expenses and general and administrative expenses

	Year Ended December 31,			Change
	2016	2017	2018	2017 vs. 2016	2018 vs. 2017
	(In NIS millions)
Selling and marketing expenses	574	479	567	(16.6)%	18.4%
General and administrative expenses	420	426	360	1.4%	(15.5)%
Total	994	905	927	(8.9)%	2.4%

The increase in selling and marketing expenses in 2018 compared with 2017, is primarily the result of an increase in depreciation of acquisition costs that were capitalized as a result of the early adoption of a new International Financial Reporting Standard (IFRS 15) as of January 1, 2017.

The decrease in selling and marketing expenses in 2017 compared with 2016, is primarily the result of a decrease in salaries and commissions expenses due to the capitalization of part of the customer acquisition costs as a result of the early adoption of a new International Financial Reporting Standard (IFRS 15) as of January 1, 2017. The effect of the adoption of the standard on 2017 expenses was in a total amount of NIS 93 million ($27 million).

The decrease in general and administrative expenses in 2018 compared with 2017 resulted mainly from a decrease in salaries and related expenses as well as a decrease in doubtful debts..

The increase in general and administrative expenses in 2017 compared with 2016 resulted mainly from an increase in doubtful debts in 2017 compared to 2016.

Other income (expenses), net

	Year Ended December 31,
	2016	2017	2018
	(In NIS millions)
Other income (expenses), net	(21)	11	(26)

Other expenses in 2018 mainly includes expense of NIS 26 million following employee voluntary retirement plan executed in the second quarter of 2018. Other income in 2017 includes mainly a gain from the sale of a subsidiary (Internet Rimon) in the amount of approximately NIS 10 million.

Other income in 2017 mainly includes a gain from the sale of subsidiary Internet Rimon, in the amount of approximately NIS 10 million. Other expenses in 2016 primarily include an expense of NIS 13 million following an employee voluntary retirement plan executed in the second quarter of 2016.

Financing expenses, net

	Year Ended December 31,
	2016	2017	2018
	(In NIS millions)
Financing expenses	(196)	(196)	(190)
Financing income	46	52	46
Financing expenses, net	(150)	(144)	(144)

Financing expenses, net, for 2018 was similar to expenses, net, in 2017 and resulted mainly from losses in the Company's investment portfolio in 2018 due to capital market losses in the last quarter of 2018, which were  offset by a decrease of the interest of debentures of the Company.

Financing expenses, net, for 2017 decreased 4.0% compared with 2016. The decrease resulted mainly from higher gains in the Company's investment portfolio in 2017 compared to 2016.

Income tax

	Year Ended December 31,			Change
	2016	2017	2018	2017 vs. 2016	2018 vs. 2017
	(In NIS millions)
Taxes on income(tax benefit)	10	40	(6)	400%	na

Taxes on income for 2018 totaled NIS 6 million as a result of the loss before taxes on income that the Company recorded in 2018, which was partially offset by tax expenses due to non-deductible expenses.

In January 2019, after the end of the reporting period, the Israeli Tax Authority issued a best judgment assessment for 2014 to the Company, generally due to timing differences.  According to the assessment, if the Company's claims are rejected, the Company will be required to pay additional income tax in relation to the year 2014, in an amount of approximately NIS 56 million (including interest and Israeli CPI differences). The Company filed an objection to the tax assessment.

Taxes on income for 2017 increased 400% compared with 2016. This increase resulted mainly from the positive effects in 2016 of a tax assessment agreement for the years 2012-2013 and from recording income deferred tax in 2016 following a decrease in the corporate tax rate for the years 2017 and thereafter.

Net income (Loss)

	Year Ended December 31,			Change
	2016	2017	2018	2017 vs. 2016	2018 vs. 2017
	(In NIS millions)
Net income (loss)	150	113	(64)	(24.6)%	na

The  loss in 2018 totaled 64 million, primarily due to a decrease in operating profit mainly from the ongoing erosion in the price of cellular services.

The decrease in net income in 2017 compared with 2016, was primarily due to a decrease in operating profit mainly from the ongoing erosion in the price of cellular services and from a tax income in 2016, as a result of a tax assessment agreement for the years 2012-2013 and a decrease in corporate tax rate for the years 2017 and thereafter.

B.             LIQUIDITY AND CAPITAL RESOURCES

General

Our liquidity requirements relate primarily to working capital requirements, debt service, capital expenditures for the expansion and enhancement of our networks, end user equipment and payment of dividends, to the extent declared. We fund these requirements through cash flows from operations, raising new debt and issuances of equity securities, including ordinary shares.

Since institutional investors were required to follow certain procedures and requirements pursuant to Israeli regulation before investing in non-governmental debentures, our series F and H through L indentures include certain limitations and covenants. For additional details see "– Debt Service" below. These limitations are generally also included in our other credit facilities (see "– Other Credit Facilities" below) and are expected to apply to any additional debt incurred by us. These procedures, limitations and covenants limit our freedom to conduct our business, may impose additional costs on us and may limit our ability to borrow additional debt from Israeli institutional investors as well as adversely affect the terms and price of such debt raising.

In May 2012 and June 2013, the rating of our debentures was downgraded. Though the rating of our debentures remained stable since then, any downgrade in our ratings may adversely affect the terms and price of our debt or additional debt raised, particularly through the issuance of debentures to institutional investors, which, given the limitation on the ability of Israeli banks to lend money to us pursuant to the “Guidelines for Sound Bank Administration” issued by the Israeli Supervisor of Banks (as for that purpose we are deemed to be included in the same group as DIC), may limit our ability to obtain additional financing to operate, develop and expand our business or to refinance existing debt. We believe that our sources of liquidity and capital resources, are adequate for our current requirements and business operations and should be adequate to satisfy our anticipated cash needs for working capital, capital expenditures, other current corporate needs and debt service for at least the next 12 months. Our future capital requirements will depend on many factors, including the level of revenues, the timing and extent of spending to support marketing and subscriber retention efforts, the expansion of sales and marketing activities and the timing of introductions of new products and enhancements of existing products, the level and timing of investing in our networks and services, including our OTT TV, internet infrastructure the investment in IBC and the purchase of additional frequencies and IOT services and any decision to reinstate dividends. Our Board of Directors would not expect to reinstate dividends unless it believes that our cash flow and available reserves will be sufficient to fund our needs, including our dividends. In February 2006, our Board of Directors adopted a policy to distribute each year at least 75% of our annual net income, on a quarterly basis, as dividends, subject to compliance with applicable law, our license and contractual obligations and so long as the distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. We undertook limitations on dividend distributions in our indentures of series F and H through L debentures and in other credit facilities. See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy”, "– Debt Service" and "–Other Credit Facilities" below. In respect of 2018, our Board of Directors chose not to declare dividends given the intensified competition and its adverse effect on our results of operations and in order to strengthen our balance sheet. It is possible that our Board of Directors’ estimate of our cash needs will be incorrect, or that events could occur that could increase our cash needs beyond anticipated. If that occurs, we may not have sufficient cash to cover these needs as a result of various expenditures previously made by the Company, including prior investments and expenses and prior dividend payments, and we would need to identify additional sources of financing, which could include equity or debt financing. We may not be able to obtain such financing on acceptable terms or at all.

Dividend payments

In 2016, 2017 and 2018 our Board of Directors chose not to declare dividends given the intensified competition and its adverse effect on our results of operations and in order to strengthen our balance sheet.

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

Issuances of equity securities

In June 2018, the Company issued in an offering to the public in Israel only for a total net immediate consideration from the offering of approximately NIS 275 million:

·	12,121,200 ordinary shares of the Company (par value NIS 0.01 per share, or ordinary shares).

·
3,030,300 Series 1 Options. Each Series 1 Option entitled the holder thereof to purchase one ordinary share at an exercise price of NIS 19.50, until December 24, 2018. Series 1 Options were exercised for a total consideration of NIS 59 million.

·	3,030,300 Series 2 Options. Each Series 2 Option entitles the holder thereof to purchase one ordinary share at an exercise price of NIS 20, until June 24, 2019.

The offering was made in Israel only under the Company's Israeli 2017 shelf prospectus and the securities were registered for trading on the Tel Aviv Stock Exchange.

Debt service

Public debentures

Our Series F and G debentures were issued in March 2012 to the public in Israel under our 2011 shelf prospectus (as amended in March 2012) and were listed for trading on the Tel Aviv Stock Exchange. As of December 31, 2018, Series F debentures consisted of approximately NIS 429 million ($114 million) aggregate principal amount debentures (and in January 2019, we repaid a principal payment in the amount of approximately NIS 214 million ($57 million)) and Series G approximately NIS 86 million ($23 million) aggregate principal amount debentures (and in January 2019, we repaid Series G debentures in full).

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

The Series F debentures are unsecured and contain, in addition to standard terms and obligations, the following obligations:

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

We also agreed to the addition of the certain events to the list of events of default of the Series F debentures, including:

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

Our Series H and I debentures were issued in July 2014 to the public in Israel under our 2014 shelf prospectus and were listed for trading on the Tel Aviv Stock Exchange. In February 2015, pursuant to an exchange offer under our 2014 shelf prospectus and in a private offering, we issued approximately NIS 844 million ($225 million) principal amount of Series H debentures and approximately NIS 335 million ($89 million) principal amount of series I debentures in exchange for approximately NIS 555 million ($148 million) principal amount of Series D debentures and approximately NIS 272 million ($73 million) principal amount of Series E debentures, respectively. Series D and Series E were fully repaid.  In March 2016, we issued approximately NIS 246 million ($66 million) aggregate principal amount of additional Series I debentures to certain institutional investors in a private offering. As of December 31, 2018, our Series H and I debentures consisted of approximately NIS 836 million ($223 million) principal amount and NIS 724 million ($193 million) principal amount, respectively.

The Series H debentures principal is payable in seven annual installments: three equal annual installments of 12% of the principal on July 5 of the years 2018 through 2020 (inclusive), and four equal annual installments of 16% of the principal on July 5 of the years 2021 through 2024 (inclusive). The interest on the Series H debentures is payable in semi-annual installments on January 5 and on July 5, of each calendar year commencing on January 5, 2015 through July 5, 2024 (inclusive). The Series H debentures bear an interest rate of 1.98% per annum, linked to the Israeli Consumer Price Index for May 2014.

The Series I debentures principal is payable in eight annual installments: three equal annual installments of 10% of the principal on July 5 of the years 2018 through 2020 (inclusive), and five equal annual installments of 14% of the principal on July 5 of the years 2021 through 2025 (inclusive). The interest on the Series I debentures is payable in semi-annual installments on January 5 and on July 5 of each calendar year commencing on January 5, 2015 through July 5, 2025 (inclusive). The Series I debentures bear an interest rate of 4.14% per annum, without any linkage.

The Series H and I debentures are unsecured and contain, in addition to standard terms and obligations and the above undertakings in our Series F indenture which generally apply to our Series H and I debentures as well, the following obligations:

·	in addition to being an event of default, meeting the financial covenants would be a condition for dividend distribution; and

·	meeting the financial covenants would also be a condition for the issuance of additional debentures of each of the two new series.

The Series H and I Indenture contains substantially similar events of default to those included in the Series F Indenture, with the addition of certain events of default that do not appear in the Series F Indenture as well as certain modifications to the events of default that are included in the Series F Indenture, including:

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

Our Series J and K debentures were issued in September 2016 to the public in Israel under our 2014 shelf prospectus and were listed for trading on the Tel Aviv Stock Exchange. In July 2018, we issued NIS 220 million ($59 million) principal amount of additional series K debentures in a private offering to certain Israeli institutional investors according to our June 2017 agreement with such investors. In December 2018, we issued approximately NIS 187 million ($50 million) principal amount of additional series K debentures to the public in Israel under our 2017 shelf prospectus. As of December 31, 2018, our Series J and K debentures consisted of approximately NIS 103 million ($27 million) principal amount and NIS 711 million ($190 million) principal amount, respectively.

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

The Series J and Series K debentures are unsecured and contain standard terms and conditions in addition to certain additional undertakings by us generally similar to the terms of our Series H and Series I debentures.

Our Series L debentures were issued in January 2018 to the public in Israel under our 2017 shelf prospectus and were listed for trading on the Tel Aviv Stock Exchange. In December 2018, we issued approximately NIS 213 million ($57 million) principal amount of additional series L debentures to the public in Israel under our 2017 shelf prospectus. As of December 31, 2018, our Series L debentures consisted of approximately NIS 614 million ($164 million) principal amount.

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

The Series L debentures are unsecured and contain standard terms and conditions in addition to certain additional undertakings by us generally similar to the terms of our Series J and Series K debentures, with a change to the additional interest to be paid in case of a two-notch downgrade in the debentures' credit rating to 0.5% (with no change to the maximum additional interest).

As of December 31, 2018, we complied with the above covenants.

Other credit facilities

In May 2015, we entered into a loan agreement with two Israeli financial institutions, or Lenders, according to which the Lenders have agreed, subject to certain customary conditions, to provide us two deferred loans for the total principal amount of NIS 400 million  ($115 million), without any linkage, as follows:

·
A principal amount of NIS 200 million ($53 million) was provided to us in June 2016, and bears an annual fixed interest of 4.6%. The loan's principal amount is payable in four equal annual payments on June 30 of each of the years 2018 through 2021 (inclusive). The interest will be paid in ten semi-annual installments on June 30 and December 31, of each calendar year commencing December 31, 2016 through and including June 30, 2021. As of December 31, 2018, the outstanding principal amount under this loan is NIS 150 million ($40 million).

·
A principal amount of NIS 200 million ($53 million) was provided to us in June 2017, and bears an annual fixed interest of 5.1%. The loan's principal amount is payable in four equal annual payments on June 30 of each of the years 2019 through 2022 (inclusive). The interest will be paid in ten semi-annual installments on June 30 and December 31, of each calendar year commencing December 31, 2017 through and including June 30, 2022.

Under the agreement, the interest rate may be subject to certain adjustments. We may cancel or prepay one or both loans, subject to a certain cancelation fee or prepayment fee, as applicable. The agreement includes standard terms and obligations and also generally includes the negative pledge, limitations on distributions, events of default and financial covenants applicable to our series F, H  and I debentures.

In August 2015, we entered into a loan agreement with an Israeli bank, or Lender, according to which the Lender has agreed, subject to certain customary conditions, to provide us a deferred loan in a principal amount of NIS 140 million ($37 million), without any linkage, which was provided to us in December 2016, and bears an annual fixed interest of 4.9%. The loan's principal amount is payable in five equal annual payments on June 30 of each of the years 2018 through 2022 (inclusive), and the interest will be payable in 11 semi-annual installments on June 30 and December 30 of each calendar year commencing June 30,2017  through and including June 30, 2022. As of December 31, 2018, the outstanding principal amount under this loan is NIS 112 million ($30 million).

Under the Agreement, the interest rate may be subject to certain adjustments. We may prepay the loan, subject to a prepayment fee. The agreement also includes certain events which if not approved by the Lender allow the Lender to notify us of an acceleration of the repayment of the loan.

The agreement includes standard terms and obligations and also generally includes the negative pledge, limitations on distributions, financial covenants and event of defaults applicable to our series F, H and I debentures, with certain modifications, including foreclosure, materialization of a pledge, execution actions, receivership and (subject to certain exclusions) sale of assets in a specified certain lower amount, a failure to operate in a field which is material to our operations, and mergers and changes of formation (with more limited exclusions) will trigger an event of default. In case we provide stricter financial covenants to another financial institution or debenture holder, those will apply to this agreement as well.

In June 2017, we entered into an additional loan agreement with the Lender according to which the Lender has agreed, subject to certain customary conditions, to provide us a deferred loan in a principal amount of NIS 150 million ($40 million), unlinked, in March 2019, which will bear an annual fixed interest of 4%. The loan's principal amount will be payable in four equal annual payments on March 31 of each of the years 2021 through and including 2024 and the interest will be payable in ten semi-annual installments on March 31 and September 30 of each calendar year, commencing September 30,2019  through and including March 31, 2024. Until the provision of the loan, we are required to pay the Lender a commitment fee. The agreement includes similar terms and obligations to those included in our August 2015 loan agreement and applies the right to demand immediate repayment of either or both loans due to certain events of default under either agreement.

As of December 31, 2018, we complied with the above covenants.

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

Capital expenditure

Our accrual capital expenditure in 2016, 2017 and 2018 amounted to NIS 382 million, NIS 550 million and NIS 647 million, respectively. Accrual capital expenditure is defined as investment in fixed assets and intangible assets, such as investments in our communications networks, fiber-optic infrastructure, information systems, software and TV set-top boxes and as from 2017, capitalization of part of the customer acquisition costs as a result of the early adoption of a new International Financial Reporting Standard (IFRS15).

Cash flows from operating activities

Cash flows from operating activities totaled NIS 770 million in 2018, a decrease from NIS 774 million in 2017. The decrease in cash flow is primarily attributed to a decrease in proceeds from customers due to the decrease in service revenues.

Cash flows from operating activities totaled NIS 774 million in 2017, a decrease from NIS 781 million in 2016. The decrease in cash flow is primarily attributed to a decrease in proceeds from customers due to the decrease in service revenues.

Cash flows from investing activities

The net cash flows from operating activities is the main capital resource for our investment activities. In 2016, 2017 and 2018, our net cash used in investing activities amounted to NIS 364 million, NIS 644 million and NIS 631 million, respectively. The payments were used primarily for the improvement and expansion of our networks, fiber-optic infrastructure and information systems. The decrease in 2018 compared with 2017 resulted mainly from a decrease in our current investments in debt securities and shares. The increase in 2017 compared with 2016 resulted mainly from higher cash capital expenditures in fixed assets and intangible assets and others in 2017 mainly due to the capitalization of part of the customer acquisition costs as a result of the early adoption of a new International Financial Reporting Standard (IFRS15) as compared to 2016 and of our current investments in tradable debentures.

Cash flows from financing activities

In 2018, net cash received in financing activities amounted to NIS 537 million compared to NIS 843 million used in 2017. The net cash we received is primarily attributable to  issuances of  debentures and equity offering in 2018.

In 2017, net cash used in financing activities amounted to NIS 843 million compared to NIS 62 million received in 2016. The net cash we used is primarily attributable to payments of principal and interest for our debentures.

Working capital

Our working capital as of December 31, 2018 was NIS 1269 million, compared with NIS 692 million as of December 31, 2017. The decrease in working capital was primarily due to an increase in cash and cash equivalents as a result of issuances of debentures and equity offering in 2018.

Our working capital as of December 31, 2017 was NIS 692 million, compared with NIS 1,074 million as of December 31, 2016. The decrease in working capital was primarily due to a decrease in cash and cash equivalents.

Trade receivables

Trade receivables consist of outstanding amounts due from customers, mainly for cellular, internet infrastructure and connectivity and landline telephony services and handsets and accessories, net of the allowance for doubtful accounts.  Most of our handset sales are made on an installment basis (generally, 36 monthly payments). Installments due in the twelve months following the balance sheet date are included in current trade receivables; the remaining installments are included in long-term receivables. As of December 31, 2018, net current trade receivables amounted to NIS 1,152 million compared with NIS 1,280 million as at December 31, 2017 and NIS 1,325 million as at December 31, 2016. Net long-term trade receivables as of December 31, 2018 amounted to NIS 370 million compared with NIS 412 million as at December 31, 2017 and NIS 461 million as at December 31, 2016. The decrease in trade receivables (current and long-term) in 2018 compared with 2017 was mainly due to a decrease in service and equipment revenues. The decrease in trade receivables (current and long-term) in 2017 compared with 2016 was mainly due to a decrease in service and equipment revenues. . The current maturity of long-term receivables as of December 31, 2018 was NIS 466 million, compared with NIS 523 million as of December 31, 2017 and NIS 566 million as of December 31, 2016.

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

F.             TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Set forth below is a description of our contractual cash obligations, in millions of NIS, as of December 31, 2018.

	Total	2019	2020-2021	2021-2022	2023 and Beyond
Long-term debt obligations (including interest)(1)	4,512	757	1,248	1,068	1,433
Operating lease obligations	741	283	316	119	23
Purchase obligations	452	275	138	39	-
Total	5,705	1,315	1,702	1,226	1,462

(1)	Interest does not include any increase in interest that would be required based on increases in the Israeli CPI.

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

Assumptions / approach used

In analyzing finite-lived long-lived assets and Indefinite-lived intangible assets for potential impairment, significant assumptions that are used in determining the discounted cash flows of the asset group include:

·	cash flows attributed to the asset group;

·	future cash flows for the asset group, including estimates of residual values, which incorporate our views of growth rates for the related business and anticipated future economic conditions; and

·	period of time over which the assets will be held and used.

·	Key assumptions used in the calculation of recoverable amounts are discount rate and terminal value growth rate.

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

Change in estimates in finite-lived long-lived assets

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

Change in estimates

As from January 1, 2018 the Group applies IFRS 9, Financial Instruments The standard includes a new ‘expected credit loss’ model, which following its application, the amount of the provision for impairment of all the financial assets decreased by an amount of NIS 12 million as at January 1, 2018.

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

Uncertain tax positions

When assessing amounts of current and deferred taxes, we take into consideration the effect of the uncertainty that our tax positions will be accepted and the effect of incurring any additional tax and interest expenses. We are of the opinion that the cumulative tax liability is fair for all the years in respect of which final tax assessments have not yet been received, based on an analysis of a number of matters including interpretations of tax laws and our past experience. This assessment is based on estimates and assumptions that may also include assessments and exercising judgment regarding future events. It is possible that new information will become known in future periods that will require us to change our estimate regarding the tax liability that was recognized, and any such changes will be expensed immediately in that period.

Recognition of deferred tax asset in respect of tax losses

The Company assesses the probability that in the future there will be taxable profits against which carried forward losses can be utilized and accordingly the Company recognizes (or not recognizes) a deferred tax asset in respect of losses carried forward. In the absence of certainty for the existence of taxable income, deferred taxes are not recognized as an asset. The possible effects of this estimate is the recognition of additional income tax expenses.

New Accounting Standards Not Yet Adopted

For details regarding new accounting standards not yet adopted see note 3-R to our financial statements included elsewhere in this report.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors, executive officers and other key employees as of December 31, 2018:

Name	Age	Position
Ami Erel (2), (3), (4)	72	Chairman of the Board
Mauricio Wior (2)	62	Vice Chairman of the Board
Shlomo Waxe (1), (2), (4)	73	Independent Director
Sholem Lapidot*	39	Director
Ephraim Kunda (1), (2), (4), (5)	66	Independent Director
Joseph Barnea (1), (2), (3), (4), (5)	83	Independent / External Director
Ronit Baytel (1), (2), (5)	51	Independent / External Director
Nir Sztern	48	President and Chief Executive Officer
Shlomi Fruhling	46	Chief Financial Officer
Yoni Sabag	46	Vice President of Marketing
Ron Shvili	51	Chief Technology Officer
Nadav Amsalem	45	Vice President of Business Customers
Sharon Amit	52	Vice President of Human Resources
Amos Maor	55	Vice President of Sales and Service
Liat Menahemi Stadler	52	Vice President of Legal Affairs and Corporate Secretary
Teimuraz Romashvili	40	Vice President of Pre Paid Activity
Yaniv Gruenwald**	44	Vice President of Television and Content
Ronnen Shles	51	Controller

(1) Member of our Audit Committee.
(2) Member of our Analysis Committee.
(3) Member of our Option Committee.
(4) Member of our Security Committee.
(5) Member of our compensation Committee.
* Since March 2018
**In March 2019, Mr. Yaniv Gruenwald resigned from office and will leave his position within the next few months.

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

Sholem Lapidot has served as a member of our Board of Directors since March 2018.  Mr. Lapidot serves as CEO of DIC, our indirect controlling shareholder, and of IDB. He also serves as a member of the board of directors of IDB, DIC and Shufersal Ltd., chairman of the board of directors of Modi'in - Energy Management (1992) Ltd., substitute director at Elron Electronic Industries Ltd., committee member at the IDB Fund and a member of the board of directors of additional private companies owned by DIC and IDB. Mr. Lapidot served as a member of the board of directors of ADAMA Agricultural Solutions Ltd. from 2015 to 2016, from 2009 to 2013 he served as the CEO and member of the board of directors of CLADD S.A. and from 2008 to 2012 as a member of the board of directors of Australtex S.A. Mr. Lapidot has studied Rabbinical Studies.

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

Ronit Baytel has served as a member of our Board of Directors since 2007. As of February 2019, Ms. Baytel serves as CFO and team manager at ERB financial Group Ltd. From 2017 until 2018, Ms. Baytel served as a financial consultant at an Israeli financial consulting firm. From 2005 to 2016, Ms. Baytel served as a director in the finance department of Ormat Technologies, Inc., a company listed on the NYSE, in charge of SOX internal controls, the preparation of financial statements and tax and special projects. From 1998 to 2005 she served as senior manager at Kesselman & Kesselman, a certified public accountants firm in Israel, which is a member of the international PriceWaterhouseCoopers Accountants firm. Ms. Baytel is a certified public accountant and holds a B.A. in economics and accountancy from Tel Aviv University and an M.B.A. from the Hebrew University.

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

Nadav Amsalem has served as our Vice President of Business Customers since July 2017. Mr. Amsalem served as head of the strategic customers department in our business customers division, in charge of the major corporate business customers from 2014. From 2011 to 2014, he served as the director of strategic landline customers and major business customers sector. Mr. Amsalem has been a member of our business customer's division since 2006.

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

The compensation policy does not grant any rights to the Company’s directors and executive officers, and the adoption of the compensation policy does not grant any of the Company’s Directors and executive officers a right to receive any elements of compensation set forth in the compensation policy. The elements of compensation to which a director or executive officer will be entitled, will be exclusively those that are determined specifically in relation to him or her in accordance with the requirements of the Companies Law, and the regulations promulgated thereunder.

Executive Officer Pay for Performance

The Company’s compensation philosophy is to encourage our executive officers to make sound decisions and drive long-term value creation for our shareholders. For our executive officers, we believe that in order to increase shareholder value, our compensation structure must:

·	Have a substantial portion of pay “at risk” (i.e., pay that is not guaranteed); and

·	Link “at risk” pay to performance objectives that are directly aligned to the Company’s short and long-term performance objectives as well as strategic initiatives.

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

Compensation Philosophy and Strategy

Our Board, at the recommendation of our Compensation Committee, has defined the following key objectives of our compensation programs for executive officers:

·	Drive the Company’s overall business strategy and results as they relate to long-term value creation;

·	Pay for performance by linking total compensation to defined performance objectives, both at the Company level and for each executive officer individually;

·
Attract and retain key executive officers by providing competitive total compensation opportunities, considering the Company's size, nature of operations and marketplace, while avoiding unnecessary risk taking by executive officers; and

·	Align executive officer and investor interests by focusing executive officer behavior on driving long-term value creation.

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

·
The multiple elements of our compensation packages for executive officers, including base salary, annual cash incentive and equity-based compensation program which vest over a number of years and provide a balance of short-term and long-term compensations with fixed and variable components that promote the long-term sustainability of our business;

·	Equity-based compensation for our executive officers aligns the interests of the executive officers with those of our shareholders;
·	Independent oversight by the Compensation Committee;
·	Inclusion of claw-back provisions in the event of a material restatement of our financial statements for our financial performance based compensations;
·	Effective management processes for developing strategic and annual work plans, and strong internal controls over financial reporting;
·
The structure of our Annual Cash Bonus (as defined hereinafter) and equity-based compensation, which is based on a number of different performance measures to avoid employees placing undue emphasis on any particular performance measure at the expense of other aspects of the business; and

·	The cap on our executive officers' Annual Cash Bonus and equity-based compensation, commensurable to objectives which do not motivate increased risk taking.

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

·
Corporate performance objectives may include adjusted EBITDA,* net income, free cash flow*and other Company performance objectives which the Company decides to focus on in a specific year. Our CEO's corporate performance objectives were determined by our shareholders general meeting to be the Company's adjusted EBITDA target for the relevant year.** Corporate performance objectives weigh between 30% to 50% of the overall performance score of each executive officer and 80% for our CEO. In extreme cases, such as major changes in our market leading to annual work plan or budget adjustments, our Compensation Committee and Board of Directors may update the objectives to match such changes, during the first half of the relevant year.

·
Quantitative individual performance objectives may include the budget for the unit relevant to the executive officer, revenues from sales by the unit, recruiting subscribers by the unit and quality of network. These objectives weigh between 30% and 50% of the overall performance score of each executive officer.

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

*Adjusted EBITDA and Free Cash Flow are non-IFRS measures. For a definition of adjusted EBITDA, see footnote (5) under "Item 5. Operating and financial review and prospects – Results of operations – Comparison of 2016, 2017 and 2018". For a definition of Free Cash Flow see under "Item 5. Operating and financial review and prospects – A. Operating results – Overview – General".

** Our CEO's performance score of his performance objectives in 2018 is 84%.

Any payout of Annual Cash Bonuses for any year will be subject to an additional minimum requirement of achieving an annual adjusted EBITDA of not less than 75% of the Company's adjusted EBITDA for the previous year. We have met this threshold.  Such minimum requirements are in no way indicative of the Company's expectations or estimations for any fiscal year, and are provided in order to assure shareholders that no Annual Cash Bonuses will be paid to office holders according to the Compensation Policy in years when the Company’s performance has deteriorated materially compared to the prior year.

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

The aggregate maximum payout of all of the executive officers' Annual Cash Bonuses per annum shall not exceed 2% of the adjusted EBITDA for that calendar year (after elimination of material one time and reevaluation influences). In case of a positive adjusted EBITDA but negative net profit in a particular year, the Compensation Committee and the Board of Directors of the Company shall examine the circumstances leading to a negative net profit and shall consider reducing or cancelling the Annual Cash Bonus for that year. For 2018, our Compensation Committee and the Board of Directors resolved not to award an Annual Cash Bonus, given the Company's results of operations.

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

·
The annual exercise of shares reserved for issuance upon the exercise of options of all the Company's executive officers will not dilute the Company's shareholders by more than 2% (in regards to option plans which contain a 'net exercise mechanism') of the Company's outstanding share capital for the year in which such options may be exercised. In addition, our board of directors committed to DIC that the Company will not issue options or shares pursuant to executive officers or employees' compensation, which may lead to a dilution of the Company's shareholders by more than 0.5% of the Company's outstanding share capital for the year in which such options may be exercised.

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

Executive Officer and Director Compensation

The aggregate direct compensation we paid to all our executive officers and directors as a group (17 persons) for 2018 was approximately NIS 14.8 million, of which approximately NIS 2.1 million was set aside or accrued to provide for pension, retirement, severance or similar benefits. These amounts do not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses and benefits commonly reimbursed or paid by companies in Israel. In addition, in 2018 we recorded the sum of approximately NIS 2 million, as a compensation cost related to the options granted to all our executive officers under our share incentive plans. See “6. Directors, Senior Management and Employees – E. Share Ownership – Share Incentive Plans”. We pay our executive officers an annual bonus based on our overall performance and individual performance, in accordance and subject to the provisions of our compensation policy (described above). For 2018, our compensation committee and board of directors resolved not to pay our executive officers an Annual Cash Bonus.

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2018. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2018, which includes compensation paid or to be paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Employees was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association. The amounts set forth in the table below are given in thousands of New Israeli Shekels (NIS).

Name and Principal Position (1)	Salary Cost (2)	Bonus(3)	Equity-Based Compensation(4)	Total
Nir Sztern, President and Chief Executive Officer	2,044	-	203	2,246
Shlomi Fruhling, Chief Financial Officer	1,318	-	205	1,523
Ron Shvili, Chief Technology Officer	1,197	-	205	1,402
Sharon Amit Vice President HR	1,140	-	205	1,345
Liat Menahemi Stadler Vice President of Legal Affairs and Corporate Secretary	1,122	-	205	1,328
____________________

(1)	Unless otherwise indicated herein, all Covered Executives are or were employed on a full-time (100%) basis.

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

(3)
Represents Annual Cash Bonuses approved by our compensation committee and board of directors to the Covered Executives with respect to the year ended December 31, 2018, based on our compensation policy.

(4)
Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2018, based on the fair value of the applicable options on the date of grant thereof, in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 20 to our consolidated financial statements included elsewhere in this report.

We pay each of our external directors the maximum amount of statutory compensation to an external director of a dual-listed company allowed by the applicable law and regulations, which is in the amount of NIS 134,180 (approximately $35,800) per year and NIS 4,035 (approximately $1,077) per meeting which such external director attends (including meetings of committees of the Board of Directors), adjusted for changes in the Israeli CPI for October 2015, or a Director's Fee. As resolved in our annual shareholders meeting held in July 2011, our independent directors (Shlomo Waxe and Ephraim Kunda) are compensated at the same level as a statutory external director of a dual listed company, as described above.

We pay our Controlling Shareholder Directors as follows: Regarding Mr. Ami Erel, our Chairman of the board of directors, we paid the monthly remuneration approved by our compensation committee, board of directors and shareholders for his services as an executive director - the amount of NIS 87,500 plus VAT, linked to the Israeli CPI. Regarding Mr. Mauricio Wior, our Vice Chairman of the board of directors, we paid a Director's Fee. Regarding Mr. Sholem Lapidot, until October 2018 we paid DIC under our management services agreement with DIC, a sum equal to a Director's Fee for Mr. Lapidot's services and thereafter, we paid Mr. Lapidot a Director's Fee (paid to DIC according to Mr. Lapidot’s instructions). See "Item 8.Major Shareholders and Related Party Transactions – Related Party Transactions – Relationship With Affiliates".

Employment Agreement of Nir Sztern

Mr. Nir Sztern, our Chief Executive Officer as of January 1, 2012, is entitled to a gross monthly salary of NIS 120,000 linked to Israeli CPI.  He is also entitled to a company car and the use of a cellular phone. Mr. Sztern may receive an Annual Cash Bonus and Special Cash Bonus as per our Compensation Policy detailed above, in respect of which no social benefits are accrued. Mr. Sztern was not awarded an Annual Cash Bonus for 2018. Mr. Sztern is also entitled to participate in our share option plan. Mr. Sztern’s agreement contains provisions for vacation days, sick leave, managers’ insurance and an education fund. The aggregate monthly cost to us of Mr. Sztern’s employment in 2018 amounted to approximately NIS 170,300 (approximately $45,438). The agreement is for an unspecified period of time and can be terminated by either party with advance notice of three months. Mr. Sztern will continue to receive his salary and benefits for an additional period after termination by either party, unless we terminate the agreement for cause, as per our Compensation Policy.

C.            BOARD PRACTICES

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices prescribed by the Companies Law and the regulations promulgated thereunder, relating to such matters as external directors, the audit committee, the compensation committee and the internal auditor. These matters are in addition to the applicable requirements of the New York Stock Exchange and U.S. securities laws. Under the New York Stock Exchange rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable New York Stock Exchange requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. We follow the Companies Law, the relevant provisions of which are summarized in this annual report, and comply with the New York Stock Exchange requirement to solicit proxies from our shareholders in respect of each meeting of shareholders.

For a summary of the significant differences between our corporate governance practices as a foreign private issuer and those required of U.S. domestic companies under NYSE Listing Standards, see “Item 16G – Corporate Governance”.

Under the Companies Law, our Board of Directors must determine the minimum number of members of our Board of directors required to have financial and accounting expertise, as defined in the regulations of the Companies Law.  In determining the number of directors required to have such expertise, the Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that we require at least two directors with the requisite financial and accounting expertise and that Messrs. Erel and Wior have such financial and accounting expertise. The Companies Law and the regulations promulgated thereunder also require that at least one of our External Directors has financial and accounting expertise, and consider a person who is an audit committee independent financial expert according to U.S. law, and meets a lower standard of "professional qualification" under the Companies Law, to comply with that requirement. Our Board of Directors has determined that Ms. Ronit Baytel qualifies as an "audit committee financial expert" as defined in Item 16.A of Form 20-F. Ms. Ronit Baytel's service as an external director of our Company shall end on the date of our 2019 Annual Shareholders meeting, scheduled for March 28, 2019. Therefore, our Board of Directors has determined that Mr. Shmuel Hauzer, who will be nominated to serve as an external director at our 2019 Annual Shareholders Meeting, also qualifies as an "audit committee financial expert" as defined by the SEC in Item 16.A of Form 20-F.

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

Our Board of Directors currently consists of seven directors, including four independent directors under the rules of the NYSE, of whom two also qualify as external directors under the Companies Law. Mr. Waxe, one of our independent directors, was elected at our annual shareholders meeting held in December 2018 until the earlier of (1) our 2019 annual general meeting and (2) March 31, 2019, and Mr. Kunda, who is also an independent director, was elected at our annual shareholders meeting held in December 2018 until our next annual meeting. Mr. Wior who was also elected by our 2017 general meeting, was later on (February 2018) appointed by the Israeli shareholders, in accordance with our license and articles of association’s requirement that at least 10% of our directors be appointed by Israeli citizens and residents from among our founding shareholders, or Israeli Shareholders. Mr. Erel (who had been previously appointed by DIC in its capacity as our previous Israeli Shareholder) was appointed by our board of directors in February 2018, and re-elected in our annual shareholders meeting held in December 2018 until our next annual meeting and Mr. Lapidot was appointed by our board of directors in March 2018, and re-elected in our annual shareholders meeting held in December 2018 until our next annual meeting. Our external directors, Mr. Barnea and Ms. Baytel, who were first appointed in 2007, were re-elected in our shareholders meetings for additional terms until the earlier of (1) our 2019 annual general meeting and (2) March 31, 2019.

At our 2019 Annual Shareholders Meeting scheduled for March 28, 2019, our shareholders will be asked to approve the re-election of Messrs. Erel and Lapidot as directors and Mr. Kunda as an independent director, and the election of Mr. Gustavo Traiber as an independent director and Ms. Varda Liberman and Mr. Shmuel Hauzer as external directors. If the Annual Shareholders Meeting approves such proposals, our board of director would consist of   Mr. Ami Erel (Chairman), Mr. Mauricio Wior (Vice Chairman), Mr. Sholem Lapidot, Mr. Efraim Kunda (independent director), Mr. Gustavo Traiber (independent director), Ms. Varda Liberman (external director) and Mr. Shmuel Hauzer (external director). A brief biography of each of Ms. Liberman and Messrs. Traiber and Hauzer, is set forth below:

Gustavo Traiber is the owner and CEO of private real-estate investment company since 2015. From 2010 to 2014 Mr. Traiber served as CEO and Partner at Sun Team Group Ltd. Prior to that, Mr. Traiber served as a CEO of a private company and until 2006 served in several senior management positions in the cable companies. Since 2015, Mr. Traiber also serves as an external director of Adama Agricultural Solution Ltd.. Mr. Traiber holds a B.A. in Political Science and International Relations from the Hebrew University in Jerusalem and an M.B.A. from the Interdiciplniery Center in Herzliya.

Varda Liberman serves as a Prof. in the Interdisciplinary Center Herzliya since 1995, founded and heading the MBA program in Healthcare Innovation and entrepreneurship (since 2016), heading the business school's Behavioral Decision Making Area (since 2012) and heading the Mathematical and Statistical Studies (since 1995). Prof. Liberman further provides decision making lectures, counseling and couching to various organizations including the Israeli judicial system, the Israeli healthcare system, hi-tec companies, investment banks and office holders. From 2007 to 2010 Prof. Liberman served as an external director in Clal Insurance, from 2000 to 2006 in Tamir Fishman Mutual Funds and from 2001 until its privatization in 2004 in Sivan Training and Systems Ltd. Prof. Liberman holds a B.Sc. in Statistics and Mathematics, M.Sc. in Mathematics and Ph.D. in Mathematics, all from Tel Aviv University.

Shmuel Hauser is a Senior Vice President at Ono Academic College, a former Dean at Ono Academic faculty of Business and a Professor of Finance at Ben-Gurion University. From 2011 to 2018, Prof. Hauser served as the Chairman of the Israel Securities Authority (ISA), co-chairman of Israel Accounting Standards Board (IASB), member of an advisory committee to the Banks' Supervisor at the Bank of Israel, and (in 2017) member of the advisory committee to the Israel Capital Market, Insurance and Savings Authority. Prior to that, from 2008 to 2011 Prof. Hauser served as the chairman of a private company, a director in two financial investment houses, and a director in the Israeli S&P ranking company (Maalot). Prof. Hauser also serves as an external director in Gazit Globe Ltd. and as an independent director in Alrov Group. Concurrent with his work, Prof. Hauser pursued an academic career in the fields of: Corporate Finance, Capital Market Regulation, and Microstructure. Prof. Hauser holds a B.A. in Statistics and Economics and an M.B.A., both from the Hebrew University in Jerusalem, and a Ph.D. form Temple University, Philadelphia, USA.

Our articles of association provide, as allowed by Israeli law, that any director may, by written notice to us, appoint another person who is not a director to serve as an alternate director (subject to the approval of the chairman of the Board of Directors; and in the case of an appointment made by the chairman, such appointment shall be valid unless objected to by the majority of other directors) and may cancel such appointment.  The term of appointment of an alternate director is unlimited in time and scope unless otherwise specified in the appointment notice, or until notice is given of the termination of the appointment. No director currently has appointed any other person as an alternate director. The Companies Law stipulates that a person who serves as a director may not serve as an alternate director except under very limited circumstances. In addition, the Companies Law provides that an external director cannot appoint an alternate director to serve on the Board of Directors, and an external director cannot appoint another external director to serve as his or her alternate on a committee of the Board of Directors unless the alternate has the same qualifications as the appointing director.  Similarly, an independent director cannot appoint an alternate director, unless the alternate director has the qualifications to serve as an independent director. An alternate director has the same responsibility as a director. Appointment of an alternate director does not negate the responsibility of the appointing director.

Each of our executive officers serves at the discretion of our Board of Directors and holds office until his or her successor is elected or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

External Directors

Qualifications of external directors

Companies incorporated under the laws of the State of Israel whose securities are listed on a stock exchange are required by the Companies Law to appoint at least two external directors. External directors are required to possess professional and other qualifications as set out in the Companies Law and the regulations promulgated thereunder. Our external directors were appointed by our shareholders in May 2007 for an initial term of three years, and were thereafter reelected to additional terms until the earlier of (1) our 2019 annual general meeting, and (2) March 31, 2019. The Companies Law provides that a person may not be appointed as an external director of a company that has a controlling shareholder if the person is a relative of the controlling shareholder, or if the person, or the person’s relative, partner, employer, direct or indirect supervisor or any entity under the person’s control has or during the two years preceding the date of appointment had, an affiliation with the company or any entity controlling, controlled by or under common control with the company.

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

Election of external directors

External directors are typically elected by a 'Special Majority', meaning a majority vote at a shareholders’ meeting, provided that either:

·
a majority of the aggregate number of shares voted at the meeting by non-controlling shareholders and shareholders who do not have a personal interest in the matter (other than a personal interest that is not the result of the shareholder's connections with a controlling shareholder) are voted in favor of the election of the external director (disregarding abstentions); or

·
the total number of shares of non-controlling shareholders and shareholders who do not have an applicable personal interest in the matter voted against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

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

Audit committee

Under the Companies Law, the board of directors of a public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the company’s external directors, and the majority of its members is required to be independent (as such term is defined under the Companies Law). The chairman of the audit committee is required to be an external director. The members of the audit committee are also required to meet the independence requirements established by the SEC in accordance with the requirements of the Sarbanes-Oxley Act.

Our audit committee provides assistance to our Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting and internal control functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management and is responsible for reviewing and approving certain related party transactions, as described below

Our audit committee is composed entirely of independent members (both under the Companies Law and the Sarbanes-Oxley Act) and includes all the external directors.  The members of our audit committee are Messrs. Barnea (chairman), Waxe, and Kunda and Ms. Baytel. Our board of directors determined Ms. Baytel to be qualified to serve as an "audit committee financial expert" as defined by the SEC's rules. Following our 2019 Annual Shareholders Meeting and subject to their appointment by the shareholders, the Audit Committee shall be comprised of Ms. Liberman and Messrs. Hauzer, Traiber and Kunda.

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

Analysis committee

Our analysis committee reviews our costs and annual budget and recommends ways to achieve cost efficiency in our activities to our Board of Directors. Our analysis committee also reviews our operations and future plans and recommends how we might enhance our present and future performance to our Board of Directors.  Our analysis committee consists of Messrs. Erel, Wior, Barnea (chairman), Waxe, and Kunda and Ms. Baytel.

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

Personal interests of a controlling shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder for this purpose is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Accordingly, Koor, DIC, our Israeli Shareholders, and entities and persons that directly or indirectly control DIC, are considered to be our controlling shareholders. Extraordinary transactions with a controlling shareholder or with relatives of a controlling shareholder or in which a controlling shareholder has a personal interest, directly and indirectly, including through a company controlled by him or her, and any transaction for him or her to provide services to the company (for arrangements regarding the compensation, indemnification or insurance of a controlling shareholder, see "Compensation arrangements" below), require the approval of the audit committee, the board of directors and a majority of the shareholders of the company, in that order. In addition, the shareholders' approval must be by a Special Majority.

In addition, any such extraordinary transaction whose term is more than three years generally requires approval as described above every three years.

Compensation arrangements

Every Israeli public company must adopt a compensation policy, recommended by the compensation committee and approved by the board of directors and the shareholders, in that order. The shareholder approval requires a Special Majority. In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy.

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

The numbers and breakdowns of our full-time equivalent employees as of the end of the past three years are set forth in the following table:

	Number of Full-Time Equivalent Positions
Unit	December 2016	December 2017	December 2018***
Management and headquarters	40	42	44
Human resources	98	99	100
Marketing	59	58	53
Customers*	2,514	2,443	2,482
Finance	130	128	154
Technologies	540	537	500
Our subsidiaries**, excluding our wholly owned dealer	181	51	60
Total	3,563	3,358	3,392
_______________________
*Includes the customer-facing units: business customers, sales and services and supply chain.
**Includes companies in which we hold 50% or more of the issued share capital. Includes 133 employees in 2016 of one of our subsidiaries which was sold in 2017.
***In 2018, following the transfer of a wholly owned subsidiary's operations into Cellcom Fixed Line Communications Limited Partnership (also wholly owned), all the former  employees of such subsidiary became employees of Cellcom Israel Ltd.

In 2015, we entered into a collective employment agreement with the Company's employees' representatives and the Histadrut, an Israeli labor union, for a term of three years (2015-2017) and Dynamica, our wholly owned dealer, entered into a similar collective employment agreement with Dynamica's employees' representatives and the Histadrut  in July 2016. In July 2018 we and Dynamica entered a new collective employment agreement for a term of three years (2018-2020). The agreement applies to the Company's employees, excluding certain managerial and specific positions. The agreement defines employment policy and terms in various aspects, which are more favorable to our employees than the requirements of Israeli law, including minimum wage, annual salary increase, incentives, benefits, participation in our operational income over a certain threshold and other one time or annual payments to the employees, as well as a welfare budget and procedures relating to manning a position, change of place of employment and dismissal. In January 2019, the Histadrut announced a labor dispute at the Company and Dynamica regarding our intention to dismiss approximately 250 employees and failure to agree on other streamlining measures with the employees' union which do not include involuntary termination of employment. Under the announcement, our employees would be entitled to take organizational steps (including a strike). We are negotiating a new collective employment agreement with our employees' representatives and the Histadrut but cannot guarantee the outcome of such negotiations. See also "Item 3. Key Information – D. Risk Factors – Risks Related to our Business – The unionizing of our employees may impede necessary organizational and personnel changes, result in increased costs or disruption to our operation".

Israeli labor laws govern many aspects of the terms and conditions of employment and dismissal of employees, including minimum wages for employees, severance pay (Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment) and the employer's obligation to contribute certain percentages of the wages to a pension plan. As of January 2017, contribution to a pension plan by the employee is 6% of the employee’s wages, with an additional 6.5% contribution by the employer. According to our collective employment agreement, such payments shall be increased as of 2020 to 7% and 7.5%, respectively. We contribute to part of our employees' pension arrangements a percentage higher than that required by applicable regulation, which contributions are also intended to cover future severance payments. Under the collective employment agreement, the contributions to severance payment of the employees shall amount to 8.3% of the employee wages, after completing 3 years of employment with us. A provision in our consolidated financial statements covers severance pay in other cases, such as to those employees who were not entitled to managers’ insurance or other pension arrangements.  Furthermore, we and our employees are required to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Such amounts also include payments by the employee for health insurance. As of January 1, 2019, the total payments to the National Insurance Institute are up to 19.6% of an employee’s wages (up to a specified amount), of which the employee contributes approximately 12% and the employer contributes approximately 7.6%.

The Israeli labor law subjects employers to increased liability, including monetary sanctions and criminal liability, in cases of violations of certain labor laws and certain violations by contractors providing maintenance, security and cleaning services.

In 2015, the Minimum Wage Law was amended to increase the minimum wage paid to employees in Israel in four installments, from April 2015 to December 2017. The increase has adversely affected our results of operations. In April 2018, the hourly minimum wages increased again as a result of shortening of the work week in Israel.

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

In the second quarter of 2016 and 2018 we launched, together with the employees representing labor union, voluntary retirement plans for employees, in each of which approximately 190 employees have retired, following which we incurred costs of approximately NIS 13 million and NIS 26 million, respectively.

E.             SHARE OWNERSHIP

As of January 31, 2019, Koor beneficially owned 45,404,130 ordinary shares in addition to 5,809,838  ordinary shares which are held (through a lending transaction) by two Israeli shareholders, which are considered joint controlling shareholders with Koor, and the voting rights in an additional 3,412,500 ordinary shares are held by Koor. In addition, Koor also holds series 2 options exercisable for 1,578,550 ordinary shares issuable upon the exercise of our TASE-listed options held by Koor until June 2019. This does not include a total of 5,288,618 ordinary shares held as of January 23, 2019  by indirect subsidiaries of IDB Development Corporation Ltd., a company controlled by our controlling shareholder, or IDB, and DIC, all for members of the public through, among others, provident funds, mutual funds, pension funds, insurance policies and unaffiliated third-party client accounts, which are managed by these companies. Certain reporting persons under DIC's and Koor's Schedule 13D/A disclaim beneficial ownership of certain shares reported therein .  Except as described above, none of our executive officers or directors beneficially owns 1% or more of our outstanding ordinary shares.

Share Incentive Plans

We have introduced two Share Incentive Plans, the first in September 2006 and the second in March 2015. The 2015 option plan, or the Plan, is open to all our employees, directors, consultants and sub-contractors and to those of our affiliates and our shareholders’ affiliates. Under the plan, our Board of Directors (or an option committee to which such authority may be delegated by our Board of Directors) is authorized to determine the terms of the awards, including the identity of grantees, the number of options or restricted stock units (“RSUs”) to be granted, the vesting schedule and the exercise price. The options or RSUs have a term of six years and vest in three equal installments on each of the first, second and third anniversary of the date of grant. Under the Plans, unvested options or RSUs terminate immediately upon termination of employment or service. The Plans define acceleration events of options or RSUs granted, including a merger, a consolidation, a sale of all or substantially all of our consolidated assets, or the sale or other disposition of all or substantially all of our outstanding shares. The Plan terminates upon the earlier of ten years from its adoption date or the termination of all outstanding options or RSUs pursuant to an acceleration event. The terms of the Plan provide for a net exercise mechanism, the result of which is to require us to issue a smaller number of ordinary shares than represented by the outstanding options. Unless the Board of Directors otherwise approves, the number of ordinary shares issuable by us upon the exercise of an option will represent a market value that is equal to the difference between the market price of the ordinary shares and the option exercise price of the exercised options, at the date of exercise.  Distribution of cash dividends before the exercise of the options reduces the exercise price of each option by an amount equal to the gross amount of the dividend per share distributed.

In August 2015, our compensation committee and board of directors resolved to grant 2,660,000 options under the 2015 share incentive plan to certain non-director officers and senior employees, of which 1,740,000 options were granted to the Company's executive officers, including 525,000 options to Mr. Sztern, the Company's CEO, at an exercise price of NIS 25.65 per share. Mr. Sztern's grant was further subject to shareholders approval in accordance with the Companies Law, which was received in October 2015. In November 2016, our board of directors resolved to grant 63,000 options under the 2015 share incentive plan to certain senior employees, at an exercise price of NIS 29.97 per share. The options granted will be vested in three equal installments on each of the first, second and third anniversary of the date of grant. The options of the first installment may be exercised within 24 months from their vesting, and the options of the second and third installments may be exercised with 18 month from their vesting. We will record the total sum of approximately NIS 12 million, as a compensation cost related to these grants, over the vesting period (2015 – 2019).

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

As of December 31, 2018, an aggregate of 780,332 ordinary shares were issuable upon exercise of options according to the terms above.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.             MAJOR SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our shares as of January 31, 2019, by each person, or group of affiliated persons, known to us to be the beneficial owner of 5% or more of our outstanding shares.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes any shares issuable pursuant to options that are exercisable within 60 days of January 31, 2019. Any shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 116,196,729 ordinary shares outstanding as of January 31, 2019. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, our major shareholders do not have different voting rights and the persons named in the table have sole voting and investment power with respect to all ordinary shares held by them.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent

Koor Industries Ltd., or Koor *	56,205,018	47.72%
Psagot Investment House Ltd.**	5,902,248	5.08%
Menora Mivtachim Holdings Ltd.***	10,437,103	8.98%
Directors and executive officers as a group (17 persons)****	542,000	0.47%

*
Koor is a private company, wholly owned by Discount Investment Corporation Ltd., or DIC.  DIC, a public Israeli company traded on the Tel Aviv Stock Exchange, is owned approximately 84% by Dolphin IL Investment Ltd., or Dolphin IL, and Tyrus S.A., both private companies controlled by various companies controlled by Mr. Eduardo Elzstain.

Koor's holdings include: (1) 45,404,130 ordinary shares held by Koor directly; (2) 5,809,838 ordinary shared held by the two Israeli shareholders (2,904,919 shares each) who are considered joint controlling shareholders with Koor (through a lending transaction) (one of which is controlled by Mr. Mauricio Wior, the vice chairman of the Company, and one of which is controlled by Mr. Blejer, an officer of a company controlled by the Company's controlling shareholder); (3) 3,412,500 ordinary shares (representing approximately 2.94% of our issued and outstanding shares) held by  a few shareholders whose voting rights are vested in Koor; and (4) 1,578,550 ordinary shares issuable upon the exercise of our TASE-listed series 2 options held by Koor that are fully exercisable. Does not include 5,264,621 ordinary shares (representing approximately 4.53 % of our issued and outstanding shares) held as of January 23, 2019  by Clal Insurance Enterprises Holdings Ltd., which is an affiliate of IDB Development Corporation Ltd., a company controlled by our controlling shareholder, or IDB, and 23,997 ordinary shares (representing approximately 0.02 % of our issued and outstanding shares) held as of January 23, 2019, held by another indirect subsidiary of DIC, all for members of the public through, among others, provident funds, mutual funds, pension funds, insurance policies and for unaffiliated third-party client accounts, which are managed by these companies.

The Israeli shareholders have appointed one member of our board of directors pursuant to our cellular license and our Articles of Association, and DIC's CEO serves as a member of our board of directors.

Approximately 82% of DIC's share capital has been pledged as collateral to IDB's debenture holders and IDB, in several pledges of varying ranks pursuant to the previously reported sale of DIC to Dolphin IL. Based on the foregoing, Dolphin IL (by reason of its control of DIC), DIC (by reason of its control of Koor), companies controlled by Eduardo Elsztain (as described above), and Eduardo Elsztain may be deemed to share with Koor the power to vote and dispose of our shares beneficially owned by Koor. Certain reporting persons under DIC's and Koor's Schedule 13D/A disclaim beneficial ownership of certain shares reported therein.

**
Based on a Schedule 13G filed by Psagot Investment House Ltd. with the SEC on February 19 and 25, 2019, it has shared dispositive power with respect to 5,902,248 shares and shared voting power with respect to 2,926,130 shares.

***	Based on a Schedule 13G filed by Menora Mivtachim Holdings Ltd. with the SEC on February 13, 2019, it has shared dispositive power and shared voting power with respect to all such shares.
****	Includes 542,000 ordinary shares issuable upon the exercise of stock options that are exercisable on, or within 60 days following January 31, 2019.

As of December 31, 2018, we had 18 holders of record of our equity securities who are, to our knowledge, located in the United States. The shares held by these holders of record represent 82% of our outstanding ordinary shares. However, this number is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are located because nearly all of such ordinary shares were held of record by Cede & Co. for the account of the brokers or other nominees, including the Tel Aviv Stock Exchange; approximately 44.08% of our ordinary shares owned directly and indirectly by Koor as of January 31, 2019 is also held of record by Cede & Co.

In 2018, DIC purchased approximately 1.5% of our issued share capital through the exercise of our series 1 options and on the TASE.

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

Minority shareholders agreements

Original minority shareholders (or their successors and assignees) currently own approximately 2.94% of our outstanding ordinary shares. These minority shareholders have granted the voting rights in these shares to Koor and are restricted from transferring these shares without the prior written consent of Koor and their transfer are subject to a right of first refusal in favor of Koor. Each of these minority shareholders has also committed not to compete, directly or indirectly, with our cellular communications business in Israel so long as he is a shareholder and for a period of one year thereafter.

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

Relationship with Affiliates

As of December 31, 2018, an aggregate amount of approximately NIS 8 million principal amount of our Series F through K Debentures were held by entities affiliated with DIC and IDB’s principal shareholders or officers for the benefit of members of the public through provident funds, mutual funds, pension funds and unaffiliated third-party client accounts.

 As of December 31, 2018, an aggregate of 5,288,618 of our ordinary shares were held by members of the public through, among others, provident funds, mutual funds, pension funds, insurance policies and unaffiliated third-party client accounts, which are managed by indirect subsidiaries of IDB and DIC. Such holdings are not included in the holdings set forth in the Beneficial Owners' table above.

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

Under the Companies Law, an agreement with a controlling shareholder, such as our management services agreement with DIC, cannot continue for more than three consecutive years unless re-approved by the audit committee, board of directors and minority shareholders. Accordingly, our audit committee, board of directors and minority shareholders approved the agreement for a term ending in October 2018. In 2018, we paid such management fees to DIC for the services of Mr. Sholem Lapidot (since his election to office in March 2018). The agreement was not renewed for an additional term after October 2018.

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

Based on advice of counsel, we believe it is more likely than not that substantially all the claims and disputes detailed below will be determined in our favor and accordingly, no provision has been made in the financial statements in respect of these claims and disputes. We have made a provision in the amount of approximately NIS 63 million for the claim/s and dispute/s we are willing to settle or for which we cannot reach a conclusion that it is more likely than not that the claim/s and dispute/s will be determined in our favor.

Purported class actions

35 purported class actions have been filed against us in connection with allegations that we, among others (i) unlawfully, in violation of our license or agreements with our subscribers, charged or overcharged our subscribers for our services, (ii) misled our subscribers or unlawfully sent our subscribers and other parties commercial messages, (iii) unlawfully, in violation of our license or agreements with our subscribers, discriminated among our subscribers, or (iv) failed to provide customer care in accordance with the provisions of our license and applicable law. The amount claimed estimated by the plaintiffs in these purported class actions ranges from approximately NIS 3.2 million to NIS 405 million, or was not estimated by the plaintiffs if the lawsuits are certified as class actions or were filed against us and other defendants without specifying the amount claimed from us.  In addition, in one purported class action the aggregate amount claimed estimated by the plaintiffs was approximately NIS 21 million and in one purported class action no amount claimed was estimated by the plaintiffs, were dismissed (in whole or in part) and  appealed by the plaintiffs or us (for details of those which were approved and appealed see  "-Class actions" below). In addition, in three purported class actions, for which the aggregate amount claimed estimated by the plaintiffs was approximately NIS 15 billion, and three purported class actions in which the amount claimed was not estimated by the plaintiffs, settlement agreements were filed with the court and the proceedings are still pending.

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

Class actions

In August 2016, the district court approved a request to certify a lawsuit filed against us in February 2015 as a class action, relating to an allegation that we unlawfully charged our subscribers with early termination fees. The total amount claimed was estimated by the plaintiff to be approximately NIS 15 million. In January 2018, a settlement agreement was filed with the court and the proceedings are still pending.

In October 2016, the district court approved a request to certify a lawsuit filed against us in January 2013 as a class action, relating to an allegation that we unlawfully charged our subscribers before the subscribers' portability to our network was completed. The total amount claimed was estimated by the plaintiff to be approximately NIS 19 million. In February 2019, a settlement agreement was filed with the court and the proceedings are still pending.

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

In January 2017, the district court partially approved a request to certify a lawsuit filed against us in February 2013 as a class action, relating to an allegation that we failed to disconnect customers within the time frame set in our license and applicable law. In March 2017, the plaintiffs appealed the dismissal of the allegations which were not approved, to the Supreme Court. In September 2018 plaintiff's appeal was consensually dismissed. The total amount claimed had the purported class action been approved was estimated by the plaintiffs to be approximately NIS 72 million.

In December 2017, the district court partially approved a request to certify a lawsuit filed against us in May 2015 as a class action, relating to an allegation that we breached the agreements with our subscribers by charging them for a call details service, which was previously provided free of charge, without obtaining their consent. In February 2018, we appealed the approval of this allegation to the Supreme Court and the plaintiff appealed the dismissal of other allegations. In January 2019 our appeal was consensually dismissed and the plaintiff's appeal was consensually accepted. The total amount claimed was not estimated by the plaintiffs.

In April 2018, the district court approved a request to certify a lawsuit filed against us in December 2014 as a class action, relating to an allegation that we unlawfully charged our subscribers who disconnected from our services during a certain billing cycle for a full monthly payment. The total amount claimed was not estimated by the plaintiff.

Dividend Policy

Our dividend policy targets the distribution of at least 75% of our annual net income on a quarterly basis, subject to applicable law, our license and our contractual obligations and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. Our debentures and other credit facilities include additional limitations, including a covenant not to distribute more than 95% of the profits available for distribution according to the applicable Israeli law (“Profits”), provided that if net leverage (defined as the ratio of net debt to EBITDA over four consecutive quarters) exceeds 3.5:1, we will not distribute more than 85% of the Profits and if net leverage exceeds 4.0:1, we will not distribute more than 70% of the Profits. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service" and "– Other Credit Facilities". Our Board of Directors will consider, among other factors, our expected results of operation, including changes in pricing, regulation and competition, planned capital expenditure including for technological upgrades, and changes in debt service needs, including due to changes in interest rates or currency exchange rates, as well as our debentures' rating, in order to conclude whether there is no reasonable concern that a distribution of dividends will prevent us from satisfying our existing and foreseeable obligations as they become due. Dividend payments are not guaranteed and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends or to pay dividends at a ratio to net income that is less than that paid in the past.  For example, our Board of Directors may determine not to distribute dividends in order to strengthen our balance sheet, that market conditions are uncertain or that our cash needs for debt service, capital expenditures or operations require that we do not pay dividends when considered. Accordingly, shareholders should not expect that any particular amount or at all will be distributed by us as dividends at any time, even if we have previously made dividend payments in such amount.

Our ability to pay dividends is subject to the following limitations under Israeli law: (1) dividends may only be paid out of cumulative retained earnings or out of retained earnings over the prior two years, provided that there is no reasonable concern that the payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due; and (2) our license requires that we and our 10% or more shareholders maintain at least $200 million of combined shareholders’ equity. Our shareholders’ equity on December 31, 2018 was over $ 200 million.

When we declare dividends, we do so in NIS and convert them for payment in US$ (where applicable) based upon the daily representative rate of exchange as published by the Bank of Israel prior to the distribution date.

In 2016, 2017 and 2018 our Board of Directors chose not to declare dividends given the intensified competition and its adverse effect on our results of operations and in order to strengthen our balance sheet.

B.             SIGNIFICANT CHANGES

No significant change has occurred since December 31, 2018, except as otherwise disclosed in this annual report.

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

Transfer of Shares

Fully paid ordinary shares are issued in registered form and may be freely transferred unless the transfer is restricted or prohibited by our articles of association, applicable law, our licenses or the rules of a stock exchange on which the shares are traded.  The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

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

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors.  Rather, under our articles of association our directors (other than external directors and directors appointed by Israeli Shareholders – see “Item 6.A – Directors and Senior Management—External Directors” and “-Israeli Appointed Directors.” above) are elected at a shareholders meeting by a simple majority of our ordinary shares.  Directors may also be appointed by our Board of Directors, in which case they shall serve until the next annual general meeting of shareholders.

Dividend and Liquidation Rights

Our board of directors may, subject to the Companies Law, our financing agreements, and our licenses, declare a dividend to be paid to the holders of ordinary shares on a pro rata basis. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares on a pro rata basis. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

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

Insurance, Indemnification and exemption of Directors and Officers

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

·
reasonable litigation expenses, including attorney fees, incurred by the office holder as a result of an administrative enforcement proceeding instituted against him, including a payment imposed on the office holder in favor of an injured party as set forth in the Israeli Securities Law and expenses that the office holder incurred in connection with a relevant proceeding under the Israeli Securities Law, including reasonable legal expenses, which term includes attorney fees.

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

·
reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding was concluded without the filing of an indictment against him or her and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; or in connection with an administrative enforcement proceeding or a  financial sanction, including a payment imposed on the office holder in favor of an injured party as set forth in the Israeli Securities Law, and expenses that the office holder incurred in connection with a relevant proceeding under the Israeli Securities Law, including reasonable legal expenses, which term includes attorney fees; and

·
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or charged to him or her by a court, in proceedings instituted by us or on our behalf or by another person, or in a criminal indictment from which he or she was acquitted, or a criminal indictment in which he or she was convicted for a criminal offense that does not require proof of intent, in each case relating to an act performed in his or her capacity as an office holder.

We have undertaken to indemnify our directors, officers and certain other employees for certain events listed in the indemnification letters given to them. In respect of office holders whom our controlling shareholders have a personal interest in their receiving indemnification letters from us, such indemnification was approved for a period of three years from our annual shareholder meeting held in 2011 and in 2014 and 2017 was extended by our audit committee and board of directors for a three year period until 2020, according to regulations promulgated under the Companies Law. Excluding reasonable litigation expenses, as described above, the aggregate amount payable to all directors and officers and other employees who may have been or will be given such indemnification letters is limited to the amounts we receive from our insurance policy plus 30% of our shareholders’ equity as of December 31, 2001, or NIS 486 million, and to be adjusted by the Israeli CPI.

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

Anti-Takeover Measures under Israeli Law

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights.  We do not have any authorized or issued shares other than ordinary shares.  In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares.  The authorization of a new class of shares will require an amendment to our articles of association and to our memorandum, which requires the prior approval of our shareholders by a simple majority of the shares represented and voted upon at a shareholders meeting. Our articles of association provide that our Board of Directors may, at any time in its sole discretion, adopt protective measures to prevent or delay a coercive takeover of us, including, without limitation, the adoption of a shareholder rights plan.

C.             MATERIAL CONTRACTS

For a description of our material suppliers, see “Item 4. Information on the Company – B. Business Overview – – Network and Infrastructure – Cellular Segment – Network Sharing Agreements”, “ – Fixed-line Segment – Investment in IBC” and “–Suppliers” thereunder.

For a description of our debt agreements, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service” and "– Other Credit Facilities".

Registration Rights Agreement

DIC and certain other shareholders entered into a registration rights agreement with us in 2006. As of January 31, 2019, 42,514,002 ordinary shares, held by Koor, are entitled to registration rights as well as any additional shares still held, if held, by the other shareholders who joined the agreement.

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

E.             TAXATION

U.S. Federal Income Tax Considerations

The following is a general discussion of certain material U.S. federal income tax consequences to the U.S. holders described below of ownership and disposition of the Company’s shares.  This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a U.S. holder in light of the U.S. holder’s particular circumstances and does not address U.S. state, local and non-U.S. tax consequences.  This discussion does not address the potential application of the provisions of the Internal Revenue Code of 1986, as amended, or the Code, known as the Medicare contribution tax or any alternative minimum tax consequences. The discussion applies only to U.S. holders that hold the Company's shares as capital assets for U.S. federal income tax purposes, and it does not describe all of the tax consequences that may be relevant to U.S. holders subject to special rules, such as certain financial institutions, insurance companies, dealers or traders in securities, persons holding the shares as part of a hedge, straddle, conversion transaction or other integrated transaction, persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, tax-exempt organizations, shareholders that own or are deemed to own 10% or more of the Company’s stock by vote or value, or shareholders that own our shares in connection with a trade or business conducted outside of the United States.

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

The discussion below applies only to U.S. holders.  As used herein, a “U.S. holder” is a person that is, for U.S. federal income tax purposes, a beneficial owner of the Company’s shares and is either:

·	a citizen or resident of the United States;

·	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

·	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

If an entity that is classified as a partnership for U.S. federal income tax purposes owns the Company's shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the entity.  Such entities and their partners or members should consult their tax advisors regarding the tax consequences of ownership of the Company’s shares.

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

Subject to applicable limitations that vary depending upon a U.S. holder’s particular circumstances, Israeli taxes withheld from dividends at a rate not exceeding any applicable rate provided by the U.S.-Israel income tax treaty may be creditable against the U.S. holder’s U.S. federal income tax liability. The limitation on a U.S. holder’s eligibility for foreign tax credits is calculated separately with respect to specific classes of income. Instead of claiming a credit, a U.S. holder may, at the U.S. holder’s election, deduct the otherwise creditable foreign taxes in computing the taxable income for the year, subject to generally applicable limitations under U.S. federal income tax law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. holders should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in their particular circumstances.

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

Passive Foreign Investment Company Rules

The Company believes that it was not a PFIC for the taxable year of 2018. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be a PFIC for any taxable year.  If the Company were a PFIC for any taxable year during which a U.S. holder owned a share in the Company, certain adverse consequences could apply to the U.S. holder. Specifically, gain recognized by a U.S. holder on a sale or other disposition of a share would be allocated ratably over the U.S. holder’s holding period for the share. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. holder on the Company's shares during the preceding three years or the U.S. holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (such as a mark-to-market election) may be available to U.S. holders and may result in alternative tax treatment. In addition, if the Company were a PFIC for a taxable year in which we pay a dividend or the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate holders would not apply. If the Company were a PFIC for any taxable year in which a U.S. holder owned the Company’s shares, the U.S. holder would generally be required to file annual returns with the Internal Revenue Service, or the IRS, on IRS Form 8621.

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

Certain U.S. holders who are individuals and certain specified entities may be required to report on IRS Form 8938 information relating to their holdings of the Company's shares, subject to certain exceptions (including an exception for securities held in accounts maintained by U.S. financial institutions). U.S. holders should consult their tax advisers regarding the application of these rules in the U.S. holders’ particular circumstances.

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

Taxation of Israeli Companies

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income currently at the rate of 23%. Israeli companies are generally subject to capital gains tax at the corporate tax rate.

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli resident companies, by non-residents of Israel, sale of shares by non Israeli is generally exempt unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.  In calculating capital gain, the law distinguishes between real gain and inflationary surplus.  The inflationary surplus is the portion of the total capital gain equal to the increase in the relevant asset’s value that is attributable to the increase in the Israeli CPI between the date of purchase and the date of sale.  The real capital gain is the excess of the total capital gain over the inflationary surplus.  A non-resident that invests in taxable assets with foreign currency, may elect to calculate the amount of inflationary surplus in that foreign currency. (if exempted there is no relevance)

Taxation of Israeli Residents

The tax rate generally applicable to real capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a significant shareholder at any time during the 12-month period preceding such sale, the tax rate will be 30%. For this purpose, a significant shareholder is one that holds, directly or indirectly, including with others, at least 10% of  any of the means of control in a company (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director). However, different tax rates will apply to dealers in securities, whose income from the sale of securities is considered “business income”. An additional tax of 3% will be imposed on individuals whose annual taxable income exceeds a certain threshold (NIS 649,560 for 2019). Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to “business income”: currently, 23% for corporations and a marginal tax rate of up to 47% for individuals, plus an additional tax of 3%, which is imposed on individuals whose annual taxable income exceeds a certain threshold (NIS 649,560 for 2019).

Israeli companies are generally subject to the corporate tax rate (see above) on capital gains derived from the sale of shares listed on a stock market at the rate of 23%.

Taxation of Non-Israeli Residents

Non-Israeli residents (individuals and entities) are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on the Tel Aviv Stock Exchange or a recognized stock exchange outside of Israel (including the New York Stock Exchange), provided that such shareholders did not acquire their shares prior to the issuer’s initial public offering  (in which case a partial exemption may be available) and that the gains were not derived from a permanent establishment maintained by such shareholders in Israel.  Shareholders that do not engage in activity in Israel generally should not be subject to such tax.  However, non-Israeli entities will not be entitled to the exemption from capital gains tax if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli entity or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli entities, whether directly or indirectly.

In addition, a sale of securities may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel income tax treaty, the sale of our ordinary shares by a shareholder who qualifies as a resident of the United States within the meaning of the U.S.-Israel income tax treaty and who is entitled to claim the benefits afforded to such person by the U.S.-Israel income tax treaty, referred to as a treaty U.S. resident, and who holds the ordinary shares as a capital asset, is also exempt from Israeli capital gains tax unless (i) the treaty U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, (ii) the capital gains arising from such sale are attributable to a permanent establishment of the treaty U.S. resident that is located in Israel, or (iii) the U.S. resident, if an individual, is present in Israel for a period or periods of  183 days or more in the aggregate during the tax year.  However, under the U.S.-Israel income tax treaty, a treaty U.S. resident would be permitted to claim a credit for taxes paid in Israel against the U.S. federal income tax imposed on the sale, subject to the limitations in U.S. laws applicable to foreign tax credits.  The U.S.-Israel income tax treaty does not relate to U.S. state or local taxes. Eligibility to benefit from tax treaties is conditioned upon the shareholder presenting a withholding certificate issued by the Israel Tax Authority prior to the applicable payment.

Taxation of Dividends Paid on Our Ordinary Shares

Taxation of Israeli Residents

Individuals who are Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless the recipient is a significant shareholder (as defined above) at any time during the 12-month period preceding the distribution, in which case the applicable tax rate is 30%.  The company distributing the dividend is required to withhold tax at the rate of 25% (a different rate may apply to dividends paid on shares deriving from the exercise of stock options or other equity-based awards granted as compensation to employees or office holders of the company).  Companies which are Israeli residents are generally exempt from income tax on the receipt of dividends from another Israeli company, unless the source of such dividends is located outside of Israel.

Moreover, an additional tax of 3% will be imposed on individuals whose annual taxable income exceeds a certain threshold (NIS 649,560 for 2019).

Taxation of Non-Israeli Residents

Non-residents of Israel (whether individuals or entities) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% unless the recipient is a significant shareholder at any time during the 12-month period preceding the distribution, in which case the applicable tax rate will be 30%.  The company distributing the dividend is required to withhold tax at the source at the rate of 25%.

Under the U.S.-Israel income tax treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a treaty U.S. resident is 25%.  The maximum rate of withholding tax on dividends may be reduced to 12.5% in certain circumstances where the recipient of the dividend is a U.S. corporation holding 10% or more of our outstanding voting power during the part of  the tax year which precedes the date on  which the dividend is distributed as well as the previous tax year and certain other conditions under the U.S.-Israel income tax treaty are met. Eligibility for such reduced rate is conditioned upon presenting a withholding certificate issued by the Israel Tax Authority allowing for withholding at such reduced rate. The aforementioned rates under the U.S.-Israel income tax treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

A non-resident of Israel who has dividend income derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the obligation to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by such non-Israeli resident.

F.            DIVIDENDS AND PAYING AGENTS

Not applicable.

G.            STATEMENT BY EXPERTS

Not applicable.

H.            DOCUMENTS ON DISPLAY

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act, applicable to foreign private issuers. As a foreign private issuer, we are exempt from certain rules and regulations under the Exchange Act prescribing the content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our ordinary shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file annual reports with the SEC on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish reports to the SEC on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year and other material information, in accordance with the reporting requirements applicable to us as a dual listed company and as required due to our controlling shareholder's reporting obligations with respect to us.  Substantially all of our SEC filings are available to the public at the SEC's website at http://www.sec.gov and as of July 2007 also at the TASE's website at http://maya.tase.co.il and at the Israeli Securities Authority's website at http://www.magna.isa.gov.il.

I.              SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the course of our normal operations, we are exposed to market risks including fluctuations in foreign currency exchange rates, interest rates and the Israeli CPI. We are exposed to currency risks primarily as a result of purchasing inventory and fixed assets mainly in U.S. dollars while almost all of our cash receipts are in NIS. A substantial amount of our cash payments are incurred in, or linked to foreign currencies. In particular, in 2017 and 2018, such payments represented approximately 16% and 17%, respectively, of total cash outflows (including payments of principal and interest on our debentures). Also, we are exposed to interest rate risks through our hedging instruments and to possible fluctuations in the Israeli CPI through our Series F, H and J debentures.

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

As of December 31, 2018, we had three outstanding series of debentures, which are linked to the Israeli CPI, in an aggregate principal amount of approximately NIS 1.4 billion.  As of December 31, 2018, we had forward Israeli CPI / NIS transactions, in a total amount of approximately NIS 0.4 billion, with an average maturity period of eight months, in order to hedge our exposure to fluctuations in the Israeli CPI. We periodically review the possibility of entering into additional transactions in order to lower the exposure in respect of the debentures.

Set forth below is the composition of the derivative financial instruments (excluding embedded derivatives) at the following dates:

	As of December 31,
	2016		2017		2018
	Par Value	Fair Value	Par Value	Fair Value	Par Value	Fair Value
	(In NIS millions)
Forward contracts on foreign currency exchange rate (mainly US$– NIS)	95	1	105	(1)	203	4
Forward contracts on Israeli CPI rate	800	(22)	500	(17)	400	(1)
Options on the foreign currency exchange rate (mainly US$– NIS)	(95)	1	(105)	1	(147)	0
Total	800	(20)	500	(17)	456	3

Sensitivity information

Without taking into account our hedging instruments and based upon our debt outstanding as at December 31, 2018, fluctuations in foreign currency exchange rates, or the Israeli CPI would affect us as follows:

·	an increase of 1% of the Israeli CPI would result in an increase of approximately NIS 6 million in our financing expenses.

For additional details see note 21 to our financial statements, included elsewhere in this report.

ITEM 12.        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.        CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2018, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2018. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

Based on our assessment, management believes that as of December 31, 2018 our internal control over financial reporting is effective based on these criteria.

Attestation Report of the Registered Public Accounting Firms

The effectiveness of management's internal control over financial reporting as of December 31, 2018 has been audited by our joint independent registered public accounting firms, Somekh Chaikin, a member firm of KPMG International, and Keselman & Keselman, a member of PricewaterhouseCoopers International Limited, and their report as of March 18, 2019, expresses an unqualified opinion on the Company's internal control over financial reporting.

This report is included in page F-3 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

During the period covered by this annual report, the changes in our internal control over financial reporting that occurred that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting were:

In connection with the forthcoming implementation of IFRS 16, a new accounting standard for leases that replaces IAS 17 and is applicable for annual periods as of January 1, 2019 the Company has designed an internal control over the process of identifying existing leases and calculating the effect of the new standard on the Company's financial reporting as at December 31, 2018. During 2019, the Company will implement an internal control process for the ongoing implementation of this standard so as to ensure effective internal control for the prevention of errors in financial reporting in the leasing process.

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

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member firm of KPMG International, served as our sole independent registered public accounting firm until December 31, 2018. From January 1, 2019, Somekh Chaikin and Keselman & Keselman, a member of PricewaterhouseCoopers International Limited, served as our joint independent registered public accounting firms. In our 2019 Annual General Shareholders Meeting, our shareholders will be asked to approve the nomination of Keselman & Keselman as our sole independent registered public accounting firm.  See Item 16F below.

These accountants billed the following fees to us for professional services in each of those fiscal years:

	2017	2018
	(NIS in thousands)
Audit Fees	2,370	2,450
Tax Fees	73	263
Total	2,443	2,713

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

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves a maximum amount for certain potential services and approval is provided prior to any service performed by the independent accountant. Prior to any engagement of  the independent accountant by the Company or its subsidiaries to render audit or non-audit services, a detailed description of the particular service to be performed as well as the fee structure are pre-approved by the Company's audit committee.

The Audit Committee has delegated part of its pre-approval authority to the chairman of the Audit Committee, subject to ratification by the entire Audit Committee.

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.     CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

From May 2016 until July 2017, Somekh Chaikin, a member of KPMG International, and Keselman & Keselman, a member of PricewaterhouseCoopers International Limited, served as our joint independent registered public accounting firms. On July 25, 2017, Keselman & Keselman declined to stand for re-election as our joint independent registered public accounting firm together with Somekh Chaikin by mutual consent with us and Somekh Chaikin returned to being our sole independent registered public accounting firm. Keselman & Keselman's audit report on our consolidated financial statements for the fiscal year ended December 31, 2016  did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During our fiscal year ended December 31, 2016 and the subsequent interim period through July 2017, there were no disagreements between us and Keselman & Keselman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Keselman & Keselman's satisfaction, would have caused Keselman & Keselman to make reference to the matters in connection with their reports on our consolidated financial statements. During our fiscal year ended December 31, 2016 and the subsequent interim period through July 2017, there were no “reportable events,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

At our annual shareholders' meeting for 2019, planned for March 2019 after publication of the Company's consolidated financial statements for the fiscal year ended December 31, 2018, Somekh Chaikin, one of the Company's joint independent registered public accounting firms, will not stand for re-election as the Company’s joint independent registered public accounting firm. Keselman & Keselman, a member of PricewaterhouseCoopers International Limited, the Company's other joint independent registered public accounting firm, will stand for re-election to serve as the Company's sole independent registered public accounting firm.

Somekh Chaikin's audit reports on the consolidated financial statements for the fiscal years ended December 31, 2018 and 2017 of Cellcom Israel Ltd. did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle except as follows: Somekh Chaikin's report on the consolidated financial as of and for the year ended December 31, 2018, contained a separate paragraph stating that "As discussed in Note 2F to the consolidated financial statements, the Company changed the manner in which it accounts for financial instruments in 2018". Somekh Chaikin's report on the consolidated financial as of and for the year ended December 31, 2017, contained a separate paragraph stating that "As discussed in Note 2F to the consolidated financial statements, the Company has changed its method of accounting for revenue recognition as of January 1, 2017 due to the adoption of International Financial Reporting Standard No. 15 Revenue from Contracts with Customers". The audit reports of Somekh Chaikin on the effectiveness of internal control over financial reporting as of December 31, 2018 and 2017 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. During the Company’s fiscal years ended December 31, 2018 and 2017 and thereafter, there were no disagreements between the Company and Somekh Chaikin on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Somekh Chaikin's satisfaction, would have caused Somekh Chaikin to make reference to the matters in their reports on the Company’s consolidated financial statements for such periods. During the Company’s fiscal years ended December 31, 2018 and 2017 and thereafter, there have been no reportable events (as defined in S-K 304(a)(1)(v)).

ITEM 16G.     CORPORATE GOVERNANCE

The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the NYSE:

Nominating/Corporate Governance Committee - Under Section 303A.04 of the NYSE Listed Companies Manual, or LCM, a U.S. domestic listed company, other than a controlled company, must have a nominating/corporate governance committee composed entirely of independent directors. We do not have a nominating/corporate governance committee as we are not required to have such a committee under the Companies Law.

Compensation Committee - Under Section 303A.05 of the LCM, a U.S. domestic listed company, other than a controlled company, must have a compensation committee composed entirely of independent directors that operates pursuant to a written charter addressing its purpose, responsibilities and membership qualifications and may receive counseling from independent consultants, after evaluating their independence. We have a compensation committee whose purpose, responsibilities and membership qualifications are governed by the Companies Law. There are no specific independence evaluation requirements for outside counsel. The Companies Law requires our compensation committee to include a majority of external directors (who are also independent directors). Our compensation committee is currently composed entirely of independent directors.

Separate Meetings of Non-Management Directors - Under Section 303A.03 of the LCM, the non-management directors of each U.S. domestic listed company must meet at regularly scheduled executive sessions without management. We do not have a similar requirement under the Companies Law, and our independent directors do not meet separately from directors who are not independent, other than in the context of audit committee meetings.

Audit Committee - Under Section 303A.06 of the LCM, domestic listed companies are required to have an audit committee that complies with the requirements of Rule 10A-3 of the Securities and Exchange Act of 1934. Rule 10A-3 requires the audit committee of a U.S. company to be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services, and that each such firm must report directly to the audit committee. However, Rule 10A-3 provides that foreign private issuers may comply with applicable home country law that (i) requires or permits shareholders to appoint the registered public accounting firm or (ii) prohibits the delegation of responsibility to the issuer’s audit committee without being in conflict with Rule 10A-3. Pursuant to the Companies Law, our registered public accounting firm is appointed by the shareholders at the annual meeting of shareholders. Our audit committee is responsible for recommending to the shareholders the appointment of our registered public accounting firm and to pre-approve the amounts to be paid to our registered public accounting firm. Pursuant to our audit committee charter, our audit committee is responsible for overseeing the work of our registered public accounting firms.

Equity Compensation Plans - Under Section 303A.08 of the LCM, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions as described in the Rule. We follow the requirements of the Companies Law, under which approval of equity-compensation plans and material revisions thereto is within the authority of the board of directors. However, any compensation to directors, the chief executive officer or office holders with relation to whom our controlling shareholders have a personal interest, including equity based compensation, generally requires the approval of the compensation committee, the board of directors and the shareholders, in that order. The compensation of office holders is generally required to comply with a shareholder-approved compensation policy, which is required to include a monetary cap on the value of equity compensation that may be granted to any office holder. Our compensation policy complies with that requirement.

Corporate Governance Guidelines - Under Section 303A.09 of the LCM, domestic listed companies must adopt and disclose their corporate governance guidelines. We do not have a similar requirement under the Companies Law and therefore, other than as disclosed in this annual report on Form 20-F, we do not to disclose our corporate governance guidelines.

ITEM 16H.     MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.        FINANCIAL STATEMENTS

See Item 18.

ITEM 18.        FINANCIAL STATEMENTS

See pages F-1 through F-82 of this annual report.

ITEM 19.        EXHIBITS

Exhibit Number	Description

1.1	Updated Articles of Association and Memorandum of Association (5)
2.1	Form of Ordinary Share Certificate(1)
4.7	Shelf Prospectus Indenture dated March 7, 2012, between Cellcom and Strauss Lazar Trust Company (1992) Ltd. (2)
4.7.1	Amendment and Addendum no. 1 to the Indenture from January 19, 2012, dated March 7, 2012, between Cellcom and Strauss Lazar Trust Company (1992) Ltd. (2)
4.8	Series H and I Indenture dated June 23, 2014, between Cellcom and Mishmeret Trust Services Company Ltd., as amended in Addendum no.1 dated June 26, 2014(3)
4.9	Series J and K Indenture dated September 25, 2016, between Cellcom and Mishmeret Trust Services Company Ltd. (4)
4.10	Series L Indenture dated January 21, 2018, between Cellcom and Strauss Lazar Trust Company (1992) Ltd.(5)
4.12	Registration Rights Agreement dated March 15, 2006 among Cellcom, Goldman Sachs International, DIC, DIC Communications and Technology Ltd. and PEC Israel Economic Corporation(1)
4.13	Amended Non-Exclusive General License for the Provision of Mobile Radio Telephone Services in the Cellular Method dated June 27, 1994*
4.15	Amended 2015 Share Incentive Plan(6)
8.1	Subsidiaries of the Registrant(*)
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act *
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act *
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act *
15.1	Consent of Independent Registered Public Accounting Firm - Somekh Chaikin *
15.2	Consent of Independent Registered Public Accounting Firm - Keselman & Keselman*
15.3	Letter of Somekh Chaikin addressed to the SEC pursuant to Item 16F *

Exhibit Number	Description

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
______________

*	Filed herewith.

(1)	Incorporated by reference to our registration statement on Form F-1 (registration no. 333-140030) filed with the SEC on January 17, 2007.

(2)	Incorporated by reference to our annual report on Form 20-F for the year 2011 filed with the SEC on March 7, 2012.

(3)	Incorporated by reference to our annual report on Form 20-F for the year 2014 filed with the SEC on March 16, 2015.

(4)	Incorporated by reference to our annual report on Form 20-F for the year 2016 filed with the SEC on March 20, 2017.

(5)	Incorporated by reference to our annual report on Form 20-F for the year 2017 filed with the SEC on March 26, 2018.

(6)	Incorporated by reference to our registration statement on Form S-8 filed with the SEC on August 13, 2015.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cellcom Israel Ltd.
By:	/s/ Nir Sztern
	Name:	Nir Sztern
	Title:	President and Chief Executive Officer

Date: March 18, 2019

Cellcom Israel Ltd. and Subsidiaries Consolidated Financial Statements As at December 31, 2018 (Audited)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Cellcom Israel Ltd.

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Cellcom Israel Ltd. and its subsidiaries (the “Company”) as of December 31, 2018, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year then ended, including the related notes (collectively the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Change in Accounting Principle

As discussed in Note 2F to the consolidated financial statements, the Company changed the manner in which it accounts for financial instruments in 2018.

Convenience Translation

The consolidated financial statements as of and for the year ended December 31, 2018 have been translated into United States dollars (“dollars”) solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Israeli Shekels have been translated into dollars on the basis set forth in Note 2D to the consolidated financial statements.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15.  Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audit.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Kesselman & Kesselman	/s/ Somekh Chaikin
Certified Public Accountants (Isr.)	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited	Member Firm of KPMG International

Kesselman & Kesselman have served as the Company’s auditor since 2018 and previously as it relates to the audit of the 2016 financial statements.	Somekh Chaikin have served as the Company’s auditor since 1994.

Tel Aviv, Israel
March 18, 2019

Somekh Chaikin
KPMG Millennium Tower
17 Ha’arba’a Street, PO Box 609 Tel Aviv 61006 Israel
+972 3 684 8000

 Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
 Cellcom Israel Ltd.

Opinion on the Consolidated Financial Statements

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

Basis for Opinion

The Company’s management is responsible  for  these  consolidated  financial  statements.  Our  responsibility  is  to  express  an  opinion  on  the  Company’s consolidated  financial  statements  based  on  our  audit. We  are  a  public accounting  firm  registered  with  the  Public  Company  Accounting  Oversight  Board  (United  States)  (PCAOB)  and  are  required  to  be  independent  with  respect  to  the  Company  in  accordance  with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We  conducted  our  audit  in  accordance  with  the  standards  of  the  PCAOB.  Those  standards  require  that  we  plan  and  perform  the  audit  to  obtain  reasonable  assurance  about  whether  the consolidated  financial  statements  are  free  of  material  misstatement,  whether  due  to  error  or  fraud.

Our  audit  of  the  consolidated  financial  statements  included  performing  procedures  to  assess  the  risks  of  material  misstatement  of  the  consolidated  financial  statements,  whether  due  to  error  or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our  audit  also  included  evaluating  the  accounting  principles  used  and  significant  estimates  made  by  management,  as  well  as  evaluating  the  overall  presentation  of  the  consolidated financial  statements.  Our  audit  also  included  performing  such  other  procedures  as  we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

/s/ Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

We have served as the Company’s auditor since 1994.

Tel Aviv, Israel
March 25, 2018

Report of Independent Registered Public Accounting Firms

To the Shareholders of
Cellcom Israel Ltd.

We have audited the accompanying consolidated statements of income, comprehensive income, changes in equity, and cash flows of Cellcom Israel Ltd. (the Company) and subsidiaries for the year ended December 31, 2016. The Company’s management and Board of Directors are responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements.

We  conducted  our  audit  in  accordance  with  the  standards  of  the  Public  Company  Accounting  Oversight  Board  (United  States).  Those  standards  require  that  we  plan  and  perform  the  audit  to obtain  reasonable  assurance  about  whether  the  financial  statements  are  free  of  material  misstatement  in  all  material  respects.  Our  audit of  the  consolidated  financial  statements  included examining,  on  a  test  basis,  evidence  supporting  the  amounts  and  disclosures  in  the  financial  statements assessing  the  accounting  principles  used  and  significant  estimates  made  by  management and  Board  of  Directors,  and  evaluating  the  overall  financial  statement  presentation.  Our  audit  also  included  performing  such  other  procedures  as  we  considered  necessary  in  the  circumstances. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2016 and the  results  of  their  operations  and  their  cash  flows  for  the  year  ended  December 31,2016, in  conformity  with International  Financial  Reporting  Standards  as  issued  by  the  International Accounting Standards Board.

/s/ Somekh Chaikin	/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)	Certified Public Accountants (lsr.)
Member Firm of KPMG International	A member firm of PricewaterhouseCoopers
Tel Aviv, Israel	International Limited

March 14, 2017

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Financial Position

				Convenience
				translation into
				US dollar (Note 2D)
		December 31,	December 31,	December 31,
		2017	2018	2018
	Note	NIS millions	NIS millions	US$ millions

Assets
Cash and cash equivalents	8	527	1,202	321
Current investments, including derivatives		364	404	108
Trade receivables	9	1,280	1,152	307
Current tax assets	28	4	11	3
Other receivables	9	89	84	22
Inventory	10	70	94	25

Total current assets		2,334	2,947	786

Trade and other receivables	9	895	852	227
Property, plant and equipment, net	11	1,598	1,652	441
Intangible assets and others, net	12	1,260	1,298	346

Total non- current assets		3,753	3,802	1,014

Total assets		6,087	6,749	1,800

Liabilities
Current maturities of debentures and of loans from financial institutions	17	618	620	165
Trade payables and accrued expenses	13	652	696	186
Current tax liabilities	28	4	-	-
Provisions	14	91	105	28
Other payables, including derivatives	15	277	257	68

Total current liabilities		1,642	1,678	447

Long-term loans from financial institutions	17	462	334	89
Debentures	17	2,360	2,911	777
Provisions	14	21	20	5
Other long-term liabilities	16	15	16	4
Liability for employee rights upon retirement, net	18	15	14	4
Deferred tax liabilities	28	131	99	26

Total non- current liabilities		3,004	3,394	905

Total liabilities		4,646	5,072	1,352

Equity attributable to owners of the Company	19
Share capital		1	1	-
Share premium		-	325	87
Receipts on account of share options		-	10	3
Retained earnings		1,436	1,339	358

Non-controlling interests		4	2	-

Total equity		1,441	1,677	448

Total liabilities and equity		6,087	6,749	1,800

Date of approval of the consolidated financial statements: March 18, 2019.

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Income

					Convenience
					translation into US
					dollar (Note 2D)
		Year ended	Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,	December 31,
		2016	2017	2018	2018
	Note	NIS millions	NIS millions	NIS millions	US$ millions

Revenues	22	4,027	3,871	3,688	984
Cost of revenues	23	(2,702)	(2,680)	(2,661)	(710)

Gross profit		1,325	1,191	1,027	274

Selling and marketing expenses	24	(574)	(479)	(567)	(151)
General and administrative expenses	25	(420)	(426)	(360)	(96)
Other income (expenses), net	26	(21)	11	(26)	(7)

Operating profit		310	297	74	20

Financing income		46	52	46	12
Financing expenses		(196)	(196)	(190)	(51)
Financing expenses, net	27	(150)	(144)	(144)	(39)

Profit (loss) before taxes on income		160	153	(70)	(19)

Tax benefit (Taxes on income)	28	(10)	(40)	6	2
Profit (loss) for the year		150	113	(64)	(17)
Attributable to:
Owners of the Company		148	112	(62)	(17)
Non-controlling interests		2	1	(2)	-
Profit (loss) for the year		150	113	(64)	(17)

Earnings (loss) per share	19
Basic earnings (loss) per share (in NIS)		1.47	1.11	(0.58)	(0.15)

Diluted earnings (loss) per share (in NIS)		1.47	1.10	(0.58)	(0.15)

Weighted-average number of shares used in the calculation of basic earnings (loss) per share (in shares)		100,604,578	100,654,935	107,499,543	107,499,543

Weighted-average number of shares used in the calculation of diluted earnings (loss) per share (in shares)		100,698,306	100,889,661	107,499,543	107,499,543

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Comprehensive Income

				Convenience
				translation into US
				dollar (Note 2D)
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2016	2017	2018	2018
	NIS millions	NIS millions	NIS millions	US$ millions

Profit (loss) for the year	150	113	(64)	(17)
Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Changes in fair value of cash flow hedges transferred to profit or loss, net of tax	1	1	-	-
Total other comprehensive income for the year that after initial recognition in comprehensive income was or will be transferred to profit or loss, net of tax	1	1	-	-
Other comprehensive income items that will not be transferred to profit or loss
Re-measurement of defined benefit plan, net of tax	(1)	-	(1)	-
Total other comprehensive loss for the year that will not be transferred to profit or loss, net of tax	(1)	-	(1)	-
Total other comprehensive income (loss) for the year, net of tax	-	1	(1)	-
Total comprehensive income (loss) for the year	150	114	(65)	(17)
Total comprehensive income (loss) attributable to:
Owners of the Company	148	113	(63)	(17)
Non-controlling interests	2	1	(2)	-
Total comprehensive income (loss) for the year	150	114	(65)	(17)

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Changes in Equity

	Attributable to owners of the Company						Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Share premium	Receipts on account of share options	Capital reserve	Retained earnings	Total
	NIS millions								US$ millions

Balance as of January 1, 2016	1	-	-	(2)	1,170	1,169	16	1,185

Comprehensive income for the year
Profit for the year	-	-	-	-	148	148	2	150
Other comprehensive income (loss) for the year, net of tax	-	-	-	1	(1)	-	-	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	-	-	5	5	1	6
Dividend to non-controlling intererst in a subsidiary	-	-	-	-	-	-	(1)	(1)

Balance as of December 31, 2016	1	-	-	(1)	1,322	1,322	18	1,340

Comprehensive income for the year
Profit for the year	-	-	-	-	112	112	1	113
Other comprehensive income for the year, net of tax	-	-	-	1	-	1	-	1
Transactions with owners, recognized directly in equity
Share based payments	-	-	-	-	2	2	-	2
Derecognition of non-controlling interests due to loss of control in a consolidated company	-	-	-	-	-	-	(15)	(15)

Balance as of December 31, 2017	1	-	-	-	1,436	1,437	4	1,441	384
Effect of initial application of IFRS 9*	-	-	-	-	(36)	(36)	-	(36)	(9)
Balance as of January 1, 2018 after initial application	1	-	-	-	1,400	1,401	4	1,405	375
Comprehensive income (loss) for the year
Loss for the year	-	-	-	-	(62)	(62)	(2)	(64)	(17)
Other comprehensive loss for the year, net of tax	-	-	-	-	(1)	(1)	-	(1)	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	-	-	2	2	-	2	-
Equity offering (see Note 19)	-	259	17	-	-	276	-	276	74
Exercise of share options	-	66	(7)	-	-	59	-	59	16

Balance as of December 31, 2018	1	325	10	-	1,339	1,675	2	1,677	448

* See Note 2, regarding Basis of Preparation of the Financial Statements - Application of a new standard effective January 1, 2018 - International Financial Reporting Standard 9 (2014), Financial Instruments ("IFRS 9” or “the standard”). According to the transitional method that was elected, comparative data were not restated.

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

				Convenience
				translation into US
				dollar (Note 2D)
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2016	2017	2018	2018
	NIS millions	NIS millions	NIS millions	US$ millions
Cash flows from operating activities
Profit (loss) for the year	150	113	(64)	(17)
Adjustments for:
Depreciation and amortization	534	555	584	156
Share based payments	6	2	2	1
Loss (gain) on sale of property, plant and equipment	10	(1)	-	-
Gain on sale of shares in a consolidated company	-	(10)	-	-
Income tax expense (tax benefit)	10	40	(6)	(2)
Financing expenses, net	150	144	144	39

Changes in operating assets and liabilities:
Change in inventory	21	(6)	(24)	(6)
Change in trade receivables (including long-term amounts)	(28)	132	193	51
Change in other receivables (including long-term amounts)	(5)	(191)	(21)	(6)
Change in trade payables, accrued expenses and provisions	-	(27)	(26)	(7)
Change in other liabilities (including long-term amounts)	20	28	11	2
Payments for derivative hedging contracts, net	-	(3)	-	-
Income tax paid	(88)	(44)	(23)	(6)
Income tax received	1	42	-	-
Net cash from operating activities	781	774	770	205

Cash flows used in investing activities
Acquisition of property, plant, and equipment	(295)	(346)	(356)	(95)
Additions to intangible assets and others	(73)	(237)	(237)	(63)
Change in current investments, net	(9)	(77)	(56)	(15)
Proceeds from sale of property, plant and equipment	2	1	1	-
Interest received	11	12	14	4
Receipts from other derivative contracts, net	-	-	3	1
Proceeds from sale of shares in a consolidated company, net of cash disposed	-	3	-	-
Net cash used in investing activities	(364)	(644)	(631)	(168)

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Cash Flows (cont'd)

				Convenience
				translation into US
				dollar (Note 2D)
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2016	2017	2018	2018
	NIS millions	NIS millions	NIS millions	US$ millions

Cash flows used in financing activities
Payments for derivative contracts, net	(13)	(3)	(15)	(4)
Receipt of (Payments for) long-term loans from financial institutions	340	200	(78)	(21)
Repayment of debentures	(732)	(864)	(556)	(148)
Proceeds from issuance of debentures, net of issuance costs	653	-	997	266
Dividend paid	(1)	(1)	-	-
Interest paid	(185)	(175)	(126)	(34)
Acquisition of non-controlling interests	-	-	(19)	(5)
Equity offering (see Note 19)	-	-	275	73
Proceeds from exercise of share options	-	-	59	16

Net cash from (used in) financing activities	62	(843)	537	143

Changes in cash and cash equivalents	479	(713)	676	180

Cash and cash equivalents as at the beginning of the year	761	1,240	527	141

Effects of exchange rate changes on cash and cash equivalents	-	-	(1)	-

Cash and cash equivalents as at the end of the year	1,240	527	1,202	321

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 - Reporting Entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 4250708, Israel. The consolidated financial statements of the Group as at December 31, 2018, comprise the Company and its subsidiaries (together referred to as the "Group") and the Group’s holdings in included entities. The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular telecommunications services, landline telephony services, internet services, international calls services, television over the internet services and transmission services. The Company is controlled by Koor Industries Ltd. (directly and indirectly and through agreements with other shareholders of the Company), a wholly owned subsidiary of Discount Investment Corporation Ltd. ("DIC"), which is controlled by companies controlled by Mr. Eduardo Elsztain. The Company's shares are traded on the Tel Aviv Stock Exchange (TASE) and on the New York Stock Exchange (NYSE).

Note 2 - Basis of Preparation of the Financial Statements

A.	Statement of compliance

The consolidated financial statements have been prepared by the Group in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were approved by the Company's Board of Directors on March 18, 2019.
B.	Functional and presentation currency

These consolidated financial statements are presented in New Israeli Shekels ("NIS"), which is the Group's functional currency, and are rounded to the nearest million unless otherwise indicated. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These consolidated financial statements have been prepared on the basis of historical cost except for the following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, deferred tax assets and liabilities, provisions, assets and liabilities in respect of employee benefits and Investments in associates and joint ventures.

For further information regarding the measurement of these assets and liabilities see Note 3, regarding Significant Accounting Policies.

D.	Convenience translation into U.S. dollars ("dollars" or "$")

For the convenience of the reader, the reported NIS figures as of December 31, 2018 and for the year then ended, have been presented in dollars, translated at the representative rate of exchange as of December 31, 2018 (NIS 3.748 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation of the Financial Statements (cont'd)

E.	Use of estimates and judgments

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation of the Financial Statements (cont'd)

E.	Use of estimates and judgments (cont'd)

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

Recognition of deferred tax asset in respect of tax losses
The Group assesses the probability that in the future there will be taxable profits against which carried forward losses can be utilized and accordingly the Group recognizes (or not recognizes) a deferred tax asset in respect of losses carried forward. In the absence of certainty for the existence of taxable income, deferred taxes are not recognized as an asset in the carrying amount. The possible effects of this estimate is the recognition or cancellation of deferred tax assets in statement of income.
For information on losses for which a deferred tax asset was recognized, see Note 28 regarding taxes on income.

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation of the Financial Statements (cont'd)

E.	Use of estimates and judgments (cont'd)

The effect of these changes on the consolidated financial statements, in current and future years is as follows:

	2017	2018	2019	2020	2021	Subsequently
	NIS millions
Decrease (Increase) in depreciation expenses	19	33	17	5	6	(80)

F.	Changes in the accounting policies

Initial application of new standards, amendments to standards and interpretations

IFRS 9 (2014), Financial Instruments

As from January 1, 2018 the Group applies IFRS 9, Financial Instruments (in this item: “the standard” or “IFRS 9”), which replaces IAS 39, Financial Instruments: Recognition and Measurement (in this item “IAS 39”).
Additionally, following the application of IFRS 9, the Group has adopted consequential amendments to IFRS 7, Financial Instruments: Disclosures, and to IAS 1, Presentation of Financial Statements.

The Group has chosen to apply the standard and the amendment to the standard as from January 1, 2018 (in this item: “date of initial application”) without amendment of the comparative data, with an adjustment to the balance of retained earnings and other components of equity as at the date of initial application.

The table hereunder summarizes the effects of the transition to IFRS 9 on the opening balances of assets and liabilities and retained earnings, including the tax effect:

	According to the previous policy	Effect of the standard*	According to IFRS 9
	NIS millions
Trade and other receivables (including long-term amounts) (1)	2,175	(12)	2,163
Debentures, including current maturities (2)	(2,900)	(34)	(2,934)
Deferred tax liabilities	(131)	10	(121)
Retained earnings	(1,436)	36	(1,400)

1)
The standard includes a new ‘expected credit loss’ model, which following its application, the amount of the provision for impairment of all the financial assets decreased by an amount of NIS 12 million as at January 1, 2018.

2)
According to the standard, in cases that a change in terms or exchange of financial liabilities is immaterial and does not lead to de-recognition, the new cash flows should be discounted at the original effective interest rate, with the difference between the present value of the financial liability having the new terms and the present value of the original financial liability being recognized in profit or loss. As a result of applying the standard, the carrying amount of a Series of debentures whose terms were changed and for which a new effective interest rate was calculated at the time of the change in terms according to IAS 39, was recalculated from the date of the change in terms using the original effective interest rate. Accordingly, the balance of the liability decreased by the amount of NIS 34 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation of the Financial Statements (cont'd)

F.	Changes in the accounting policies (cont'd)

Initial application of new standards, amendments to standards and interpretations (cont'd)

(1)	IFRS 9 (2014), Financial Instruments (cont'd)

Classification and measurement of financial assets and financial liabilities

IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, fair value through profit or loss and fair value through other comprehensive income. The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. IFRS 9 eliminates the previous IAS 39 categories of investment held to maturity, loans and receivables and available for sale. Under IFRS 9, derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification.

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities.

For further information on how the Group classifies and measures financial instruments and accounts for related gains and losses under IFRS 9, see Note 21.

Impairment of financial assets

Non - derivative financial assets

IFRS 9 replaces the impairment model of IAS 39 with an 'expected credit loss' (ECL) model. The model applies to financial assets measured at amortized cost, investments in debt instruments measured at fair value, contract assets (as defined in IFRS 15), but not to investments in equity instruments.

The Group recognizes the provision for expected credit losses in respect of measured at amortized cost. The Group measures the provision for expected credit losses at an amount equal to the full lifetime expected credit losses, other than the provisions hereunder that are measured at an amount equal to the 12-month expected credit losses:

·	Debt instruments that are determined to have low credit risk at the reporting date; and
·	Other debts instruments and deposits, for which credit risk has not increased significantly since initial recognition.

The Group has elected to measure the provision for expected credit losses in respect of trade receivables, at an amount equal to the full lifetime credit losses of the instrument.
When determining whether the credit risk of a financial asset has increased significantly since initial recognition, and when estimating expected credit losses, the Group considers reasonable and supportable information that is relevant and available with no undue cost or effort. Such information includes quantitative and qualitative information, and an analysis, based on the Group’s past experience and informed credit assessment, and it includes forward looking information.
The maximum period considered when assessing expected credit losses is the maximum contractual period over which the Group is exposed to credit risk.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation of the Financial Statements (cont'd)

F.	Changes in the accounting policies (cont'd)

Initial application of new standards, amendments to standards and interpretations (cont'd)

(1)	IFRS 9 (2014), Financial Instruments (cont'd)

Measurement of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive.

Expected credit losses are discounted at the effective interest rate of the financial asset.

G.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*
As of December 31, 2018	3.748	224.00
As of December 31, 2017	3.467	221.35
As of December 31, 2016	3.845	220.68

Change during the year:

Year ended December 31, 2018	8.10%	0.30%
Year ended December 31, 2017	(9.83)%	0.30%
Year ended December 31, 2016	(1.46)%	(0.30)%

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

A.	Basis of consolidation (cont'd)

2.	Non-controlling interests (cont'd)

Measurement of non-controlling interests on the date of the business combination

Non-controlling interests that are instruments that give rise to a present ownership interest and entitle the holder to a share of net assets in the event of liquidation (for example: ordinary shares), are measured at the date of the business combination at either fair value, or at their proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

Allocation of profit or loss and other comprehensive income to the shareholders

Profit or loss are allocated to the owners of the Company and the non-controlling interests. Total profit or loss is allocated to the owners of the Company and the non-controlling interests even if the result is a negative balance of non-controlling interests.

Issuance of put option to non-controlling interests

A put option issued by the Group to non-controlling interests that is settled in cash or another financial instrument is recognized as a liability at the present value of the exercise price. In subsequent periods, changes in the value of the liability in respect of put options by the Group to non-controlling interests are recognized in profit or loss according to the effective interest method.

The Group’s share of a subsidiary’s profits includes the share of the non-controlling interests to which the Group issued a put option.

3.	Investment in associates and joint ventures (equity accounted investees)

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. There is a rebuttable presumption that significant influence exists when the Group holds between 20% and 50% of another entity. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

Joint ventures are joint arrangements in which the Group has rights to the net assets of the arrangement.

Associates and joint ventures are accounted for using the equity method and are recognized initially at cost. The cost of the investment includes transaction costs. Transaction costs that are directly attributable to an expected acquisition of an associate or joint venture are recognized as an asset as part of the item of deferred expenses in the statement of financial position. These costs are added to the cost of the investment on the acquisition date.

The consolidated financial statements include the Group’s share of the income and expenses in profit or loss of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

A.	Basis of consolidation (cont'd)

4.	Transactions eliminated on consolidation

Intra-group balances and transactions in the Group, and any unrealized income and expenses arising from intra-group transactions, were eliminated in preparing the consolidated financial statements.

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

C.	Financial instruments

(1)	Non-derivative financial assets – policy applicable as from January 1, 2018

Initial recognition and measurement of financial assets
The Group initially recognizes trade receivables and debt instruments issued on the date that they are created. All other financial assets are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

A financial asset is initially measured at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial asset. A trade receivable without a significant financing component is initially measured at the transaction price. Receivables originating from contract assets are initially measured at the carrying amount of the contract assets on the date classification was changed from contract asset to receivables.

Derecognition of financial assets
Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. When the Group retains substantially all of the risks and rewards of ownership of the financial asset, it continues to recognize the financial asset.

Classification of financial assets into categories and the accounting treatment of each category
Financial assets are classified at initial recognition to one of the following measurement categories: amortized cost or fair value through profit or loss.

Financial assets are not reclassified in subsequent periods unless, and only if, the Group changes its business model for the management of financial debt assets, in which case the affected financial debt assets are reclassified at the beginning of the period following the change in the business model.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

C.	Financial instruments (cont'd)

(1)	Non-derivative financial assets – policy applicable as from January 1, 2018 (cont'd)

Classification of financial assets into categories and the accounting treatment of each category (cont'd)

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated at fair value through profit or loss:

·	It is held within a business model whose objective is to hold assets so as to collect contractual cash flows; and
·	The contractual terms of the financial asset give rise to cash flows representing solely payments of principal and interest on the principal amount outstanding on specified dates.

All financial assets not classified as measured at amortized cost or financial assets designated at fair value through profit or loss, are measured at fair value through profit or loss. On initial recognition, the Group designates financial assets at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The Group has balances of trade and other receivables that are held within a business model whose objective is collecting contractual cash flows. The contractual cash flows of these financial assets represent solely payments of principal and interest that reflects consideration for the time value of money and the credit risk. Accordingly, these financial assets are measured at amortized cost.

Assessment of the business model for debt assets
The Group assesses the objective of the business model within which the financial asset is held on the level of the portfolio, since this best reflects the manner by which the business is managed and information is provided to management. The following considerations are taken into account in the assessment of the Group’s business model:

·
The stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management's strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;

·	How the performance of the business model and the financial assets within the model is evaluated and reported to the entity’s key management people;
·	The risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

C.	Financial instruments (cont'd)

(1)	Non-derivative financial assets – policy applicable as from January 1, 2018 (cont'd)

Assessment whether cash flows are solely payments of principal and interest
For the purpose of assessing whether the cash flows are solely payments of principal and interest, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money, for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs, as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

·	Contingent events that would change the timing or amount of the cash flows;
·	Terms that may change the stated interest rate, including variable interest;
·	Extension or prepayment features; and
·	Terms that limit the Group's claim to cash flows from specified assets.

Subsequent measurement and gains and losses
Financial assets at fair value through profit or loss
These assets are subsequently measured at fair value. Net gains and losses, including any interest income or dividend income, are recognized in profit or loss (other than certain derivatives designated as hedging instruments).

Financial assets at amortized cost
These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss. Financial assets at amortized cost comprise cash and cash equivalents and trade and other receivables. Cash and cash equivalents include cash balances available for immediate use and call deposits. Cash equivalents include short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

C.	Financial instruments (cont'd)

(2)	Non-derivative financial assets – policy applicable before January 1, 2018

Initial recognition and measurement of financial assets
The Group initially recognizes loans and receivables and deposits on the date that they are created. All other financial assets acquired in a regular way purchase, including assets designated at fair value through profit or loss, are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument, meaning on the date the Group undertook to purchase or sell the asset. Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, and cash and cash equivalents.

Financial assets are initially measured at fair value. If the subsequent measurement of the financial asset is not at fair value through profit and loss, then the initial measurement includes transaction costs that can be directly attributed to the acquisition or creation of the asset.

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

Classification of financial assets into categories and the accounting treatment of each category
The Group classifies its financial assets according to the following categories:

Financial assets at fair value through profit or loss
A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s documented risk management or investment strategy, providing that the designation is intended to prevent an accounting mismatch, or the asset is a combined instrument including an embedded derivative.

Attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.
Financial assets classified as held-for-trading comprise securities that are held to support the Group’s short-term liquidity needs.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.
Loans and receivables comprise cash and cash equivalents and trade and other receivables.
Cash and cash equivalents include cash balances available for immediate use and call deposits. Cash equivalents include short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

Offset of financial instruments - See section 3 below.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

C.	Financial instruments (cont'd)

(3)	Non-derivative financial liabilities

Non-derivative financial liabilities include: debentures, loans from financial institutions, and trade and other payables.

Initial recognition of financial liabilities
The Group initially recognizes debt securities issued on the date that they originated. All other financial liabilities are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

Subsequent measurement of financial liabilities
Financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method. Financial liabilities are designated at fair value through profit or loss if the Group manages such liabilities and their performance is assessed based on their fair value in accordance with the Group’s documented risk management strategy, providing that the designation is intended to prevent an accounting mismatch.
Transaction costs directly attributable to an expected issuance of an instrument that will be classified as a financial liability are recognized as an asset in the framework of deferred expenses in the statement of financial position. These transaction costs are deducted from the financial liability upon its initial recognition, or are amortized as financing expenses in the statement of income when the issuance is no longer expected to occur.

Derecognition of financial liabilities
Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

Substantial modification in terms of debt instruments
An exchange of debt instruments having substantially different terms, is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Furthermore, a substantial modification of the terms of an existing financial liability, or an exchange of debt instruments having substantially different terms between an existing borrower and lender, are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value.

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

In addition to the aforesaid quantitative criterion, the Group examines, inter alia, whether there have also been changes in various economic parameters inherent in the exchanged debt instruments, therefore, as a rule, exchanges of CPI-linked debt instruments with unlinked instruments are considered exchanges with substantially different terms even if they do not meet the aforementioned quantitative criterion.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

C.	Financial instruments (cont'd)

(3)	Non-derivative financial liabilities (cont'd)

Non-substantial modification in terms of debt instruments - policy applicable after January 1, 2018
In a non-substantial modification in terms (or exchange) of debt instruments, the new cash flows are discounted using the original effective interest rate, and the difference between the present value of the new financial liability and the present value of the original financial liability is recognized in profit or loss.

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

(4)	Derivative financial instruments, including hedge accounting

The Group holds derivative financial instruments to hedge its foreign currency and CPI risks exposures.

Measurement of derivative financial instruments
Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below:

Economic hedges
Hedge accounting is not applied to derivative instruments that economically hedge financial assets and liabilities denominated in foreign currencies or CPI-linked. Changes in the fair value of such derivatives are recognized in profit or loss under financing income or expenses.

Derivatives that do not serve hedging purposes
The changes in fair value of derivatives that do not serve hedging purposes are recognized in profit or loss, as financing income or expense.

(5)	Assets and liabilities linked to the Israeli CPI that are not measured at fair value

The value of CPI-linked financial assets and liabilities, which are not measured at fair value, is re-measured every period in accordance with the actual increase/decrease in the CPI.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

C.	Financial instruments (cont'd)

(6)	Issuance of parcel of securities

The consideration received from the issuance of a parcel of securities is attributed initially to financial liabilities that are measured each period at fair value through profit or loss, and then to financial liabilities that are measured only upon initial recognition at fair value. The remaining amount is the value of the equity component. When a number of equity components are issued in a parcel of securities, the consideration of the parcel attributes to their relative fair value. The fair value of each of the components of the package, are based on the average market prices of the securities three business days after their issuance.

Direct issuance costs are attributed to the specific securities in respect of which they were incurred. Joint issuance costs are attributed to the securities on a proportionate basis according to the allocation of the consideration from the issuance of the parcel, as described above. Issuance costs that allocated to equity components are presented net from equity.

D.	Property, plant and equipment

Fixed asset items are measured at cost less accumulated depreciation and accumulated impairment losses.

(1)	Recognition and measurement

The cost of fixed assets includes expenditure that is directly attributable to the acquisition of the asset.

The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located (when the Group has an obligation to dismantle and remove the asset or to restore the site), and capitalized borrowing costs. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

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

Gains or losses on disposal of an item of property, plant and equipment are determined by comparing the net disposal net proceeds with the carrying amount of property, plant and equipment and are recognized net within "other expenses, net" in statement of income.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

D.	Property, plant and equipment (cont'd)

(2)	Subsequent costs

The cost of replacing part of a fixed asset item is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of day-to-day servicing are recognized in profit or loss as incurred.

(3)	Depreciation

Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. The depreciable amount is the cost of the asset, or other amount substituted for cost, less its residual value.

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

The annual depreciation rates for the current and comparative periods are as follows:

%
Communications network	5-15
Control and testing equipment	15-25
Vehicles	15-20
Computers and hardware	15-33
Furniture and landline communications equipment	6-33
Equipment and infrastructure for television services	15-33

Leasehold improvements are depreciated over the shorter of their estimated useful lives or the expected lease terms.

Depreciation methods, useful lives and residual values are reviewed at least at the end of each reporting year and adjusted if appropriate.

E.	Rights of use of communications lines

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

F.	Intangible assets and others

(1)	Goodwill

Goodwill that arises upon the acquisition of subsidiaries is presented as part of intangible assets.
In subsequent periods goodwill is measured at cost less accumulated impairment losses.

(2)	development

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized to intangible assets only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group has the intention and sufficient resources to complete development and to use or sell the asset.

Direct development costs associated with internally developed information system software, and payroll costs for employees devoting time to the software projects, incurred during the application development stage, are capitalized and recognized as an intangible asset. Other development expenditure is recognized in profit or loss as incurred.

In subsequent periods, capitalized development expenditures are measured at cost less accumulated amortization, from the date which the asset is ready for use, and accumulated impairment losses.

(3)	Incremental customer acquisition costs

Incremental customer acquisition costs are capitalized to asset, from January 1, 2017, following the adoption IFRS 15, when it is expected that the Group will recover these costs. Costs of obtaining a contract that would have been incurred regardless of the contract being obtained are recognized as an expense when incurred. Costs incurred to fulfill a contract with a customer are recognized as an asset when they: relate directly to a contract the Group can specifically identify; they generate or enhance resources of the Group that will be used in satisfying performance obligations in the future; and they are expected to be recovered. In any other case the costs are recognized as an expense when incurred.
Accordingly, incremental incentives and commissions paid to Group employees and resellers for securing contracts with customers, are recognized as intangible assets. In subsequent periods, customer acquisition costs are measured at cost less accumulated amortization according to the specific anticipated contract period and accumulated impairment losses.

(4)	Other intangible assets

Customer relationships that are formed upon the acquisition of subsidiaries have a finite useful life and are amortized according to the expected benefits rate from these assets in each period.

Other intangible assets and others - licenses and frequencies, software and information systems costs are measured at cost less accumulated amortization and accumulated impairment losses and including direct costs necessary to prepare the asset for its intended use.

(5)	Subsequent expenditure

Subsequent expenditure is capitalized to intangible asset only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is recognized in profit or loss as incurred.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

F.	Intangible assets and others (cont'd)

(6)	Amortization

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis, (except for customer relationships as aforementioned (up to 2019)), over the estimated useful lives of the intangible assets from the date they are available for use, since these methods most closely reflect the expected pattern of consumption of the future economic benefits embodied in each asset. Goodwill and intangible assets having an indefinite useful life are not systematically amortized but are tested for impairment at least once a year.

Internally generated intangible assets are not systematically amortized as long as they are not available for use, i.e. they are not yet on site or in working condition for their intended use. Accordingly, these intangible assets, such as development costs, are tested for impairment at least once a year, until such date as they are available for use.

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

Inventory of cellular phone equipment, accessories and spare-parts are measured at the lower of cost and net realizable value. Cost is determined by the moving average method and includes expenditure incurred in acquiring the inventories and the costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The Group periodically evaluates the condition and age of inventories and makes provisions for impairment of inventories accordingly.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

H.	Impairment

(1)	Non-derivative financial assets – policy applicable as from January 1, 2018

Financial assets and contract assets

The Group recognizes a provision for expected credit losses in respect of Financial assets at amortized cost and Contract assets (as defined in IFRS 15).

The Group has elected to measure the provision for expected credit losses in respect of trade receivables, contract assets and lease receivables at an amount equal to the full lifetime credit losses of the instrument.

Lifetime expected credit losses are expected credit losses that result from all possible default events over the expected life of the financial asset. The maximum period considered when assessing expected credit losses is the maximum contractual period over which the Group is exposed to credit risk.

Measurement of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive.

Expected credit losses are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Presentation of provision for expected credit losses in the statement of financial position

Provisions for expected credit losses of financial assets measured at amortized cost are deducted from the gross carrying amount of the financial assets.

Write-off

The gross carrying amount of a financial asset is written off when the Group does not have reasonable expectations of recovering a financial asset at its entirety or a portion thereof. This is usually the case when the Group determines that the debtor does not have assets or sources of income that may generate sufficient cash flows for paying the amounts being written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group's procedures for recovery of amounts due. Write-off constitutes a de-recognition event.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

H.	Impairment (cont'd)

(2)	Non-derivative financial assets – policy applicable before January 1, 2018

A financial asset not carried at fair value through profit or loss is tested for impairment when objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Accounting for impairment losses of financial assets measured at amortized cost
An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in a provision for loss against the balance of the financial asset measured at amortized cost.

Reversal of impairment loss
An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, the reversal is recognized in profit or loss.

(3)	Property, plant and equipment and intangible assets and others

Timing of impairment testing

The carrying amounts of the Group’s property, plant and equipment and finite lived intangible assets are reviewed at each reporting date, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, then the asset’s recoverable amount is estimated.

Once a year and on the same date, or more frequently if there are indications of impairment, the Group estimates the recoverable amount of each cash generating unit that contains goodwill, or intangible assets that have indefinite useful lives or are unavailable for use.

Determining cash-generating units

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

Measurement of recoverable amount

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

H.	Impairment (cont'd)

Allocation of goodwill to cash generating units

Subject to an operating segment ceiling test, for the purposes of goodwill impairment testing, cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes.

Goodwill acquired in a business combination is allocated to groups of cash-generating units, including those existing in the Group before the business combination, that are expected to benefit from the synergies of the combination.

Recognition of impairment loss

An impairment loss is recognized if the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. As regards cash-generating units that include goodwill, an impairment loss is recognized when the carrying amount of the cash-generating unit, after including the balance of goodwill, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the cash-generating unit on a pro rata basis.

Reversal of impairment loss

An impairment loss in respect of goodwill is not reversed. In respect of other assets, for which impairment losses were recognized in prior periods, an assessment is performed at each reporting date for any indications that these losses have decreased or no longer exist. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

I.	Employee benefits

(1)	Post-employment benefits

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

I.	Employee benefits (cont'd)

(1)	Post-employment benefits (cont'd)

The Group recognizes immediately, directly in retained earnings through other comprehensive income, all re-measurements gains and losses arising from defined benefit plans. Interest costs and interest income on plan assets that were recognized in profit or loss are presented under financing income and expenses, respectively.

(2)	Termination benefits

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

(3)	Short-term benefits

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

(4)	Share-based payment transactions

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
The Group recognizes a reimbursement asset if, and only if, it is virtually certain that the reimbursement will be received if the Company settles the obligation. The amount recognized in respect of the reimbursement does not exceed the amount of the provision.

A provision for claims is recognized if, as a result of a past event, the Company has a present legal or constructive obligation and it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of obligation can be estimated reliably.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

K.	Revenue (cont’d)

The accounting policy applied as from January 1, 2017 following the adoption of IFRS 15

The Group recognizes revenue when the customer obtains control over the promised goods or services. The revenue is measured according to the amount of the consideration to which the Group expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties.

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

Identifying performance obligations (cont'd)

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

Existence of a significant financing component (cont'd)

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

Satisfaction of performance obligations
Revenue is recognized when the Group satisfies a performance obligation by transferring control over promised goods or services to the customer.

Incremental customer acquisition costs
Incremental costs of obtaining a contract with a customer are recognized as an asset when the Group is expected to recover these costs. For further information, see Note 3 F (3).

Warranty
In order to assess whether a warranty provides a distinct service to the customer and is therefore a distinct performance obligation, the Group examines, inter alia, the following characteristics: does the customer have the option to purchase the warranty separately; is the warranty required by law; the period of the warranty and the nature of the actions the Group promises to execute.

In respect to contracts with customers, the Group provides warranty services to customers in accordance with the contract, the Regulations of the Law or as is customary in the industry. Warranty services are provided to ensure the quality of the work and to meet the specifications agreed between the parties and do not constitute additional service provided to the customer. Therefore, the Group does not recognize the liability as a separate performance obligation, but treats it in accordance with the Instructions of IAS 37 and recognizes the provision for liability according to the estimated cost of the said services.

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

Financing income is comprised of interest income on installment sale transactions and funds invested, changes in the fair value of financial instruments measured at fair value through profit or loss and income from exchange rate differences. Interest income is recognized in the profit and loss using the effective interest method.

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

Current tax is the expected tax payable (or receivable) on the taxable income for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

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

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in its subsidiaries and the Group’s holdings in included entities, where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

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

The Company presents basic and diluted earnings per share ("EPS") data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit and loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise share options and share options granted to employees.

R.	Accounting policy for new transactions or events

Issuance of parcel of securities

The consideration received from the issuance of a parcel of securities is attributed initially to financial liabilities that are measured each period at fair value through profit or loss, and then to financial liabilities that are measured only upon initial recognition at fair value. The remaining amount is the value of the equity component. When a number of equity components are issued in a parcel of securities, the consideration of the parcel attributes to their relative fair value. The fair value of each of the components of the package, are based on the average market prices of the securities three business days after their issuance.

Direct issuance costs are attributed to the specific securities in respect of which they were incurred. Joint issuance costs are attributed to the securities on a proportionate basis according to the allocation of the consideration from the issuance of the parcel, as described above. Issuance costs that allocated to equity components are presented net from equity.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

R.	Accounting policy for new transactions or events (cont'd)

New standards not yet adopted

(1)          IFRS 16, Leases (hereinafter in this section: “IFRS 16” or “the standard”)

The standard replaces IAS 17, Leases and its related interpretations. The standard's instructions annul the existing requirement from lessees to classify leases as operating or finance leases. Instead of this, for lessees, the new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize a right-of-use asset and a lease liability in its financial statements. Nonetheless, IFRS 16 includes two exceptions to the general model whereby a lessee may elect to not apply the requirements for recognizing a right-of-use asset and a liability with respect to short-term leases of up to one year and/or leases where the underlying asset has a low value.
In addition, IFRS 16 permits the lessee to apply the definition of the term lease according to one of the following two alternatives consistently for all leases: retrospective application for all the lease agreements, which means reassessing the existence of a lease for each separate contract, or alternatively to apply a practical expedient that permits continuing with the assessment made regarding existence of a lease based on the guidance in IAS 17, Leases, and IFRIC 4, Determining whether an Arrangement contains a Lease, with respect to leases entered into before the date of initial application. Furthermore, the standard determines new and expanded disclosure requirements from  those required at present. IFRS 16 is applicable for annual periods as of January 1, 2019.

IFRS 16 includes various alternative transitional provisions, so that companies can choose between one of the following alternatives at initial application consistently for all leases: full retrospective application or recognizing a cumulative effect, which means application (with the possibility of certain practical expedients) as from the mandatory effective date with an adjustment to the opening balance of retained earnings at that date.

Method of application and expected effects

The Group plans to adopt IFRS 16 as from January 1, 2019 using the cumulative effect method, therefore, application of the standard is not expected to have an effect on the balance of retained earnings at the date of initial application.

Expedients:

(1)	retain the definition and/or assessment of whether an arrangement is a lease in accordance with current guidance with respect to agreements that exist at the date of initial implementation;
(2)	apply a single discount rate to a portfolio of leases with reasonably similar characteristics;
(3)	exclude initial direct costs from measurement of the right-of-use asset at the date of initial implementation;
(4)	use hindsight when determining the lease term if the contract includes an extension or termination option;
(5)	assess whether a contract is onerous in accordance with IAS 37 immediately before the date of initial implementation instead of assessing impairment of right-of-use assets.

The Standard is expected to affect the accounting treatment of leases of cell sites, real estate and vehicles of the Group, in which the Group is the lessee and which were classified before the date of initial implementation as operating leases.

The Group will recognize a right-of-use asset and a lease liability at initial implementation for all the leases that award it control over the use of identified assets for a specified period of time.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

R.	Accounting policy for new transactions or events (cont'd)

New standards not yet adopted (cont'd)

(1)          IFRS 16, Leases (hereinafter in this section: “IFRS 16” or “the standard”) (cont'd)

Material changes and expected effects:

The Group plans to elect to apply the transitional provision of recognizing a lease liability at the date of initial application, for all the leases that award it control over the use of identified assets for a specified period of time, and except for when the Group has elected to apply the standard’s expedients as aforesaid, according to the present value of the future lease payments discounted at the incremental borrowing rate of the lessee at that date, and concurrently recognizing a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments that were recognized as an asset or liability before the date of initial application. Therefore, application of the standard is not expected to have an effect on the balance of retained earnings at the date of initial application.

These changes are expected to result in an increase of NIS 0.8 billion in the balance of right-of-use assets and other receivables, an increase of NIS 0.2 billion in the balance of the current lease liabilities and an increase of NIS 0.6 billion in the balance of the non-current lease liabilities at the date of initial application.

Accordingly, depreciation and amortization expenses will be recognized in subsequent periods in respect of the right-of-use asset, and the need for recognizing impairment of the right-of-use asset will be examined in accordance with IAS 36. Furthermore, financing expenses will be recognized in respect of the lease liability. Therefore, as from the date of initial application and in subsequent periods, depreciation expenses and financing expenses will be recognized instead of lease expenses relating to assets leased under an operating lease, which were presented as part of the general and administrative expenses item in the income statement.

Therefore, subject to the aforementioned reservations, in 2019, the Group estimates that applying the Standard is expected to cause a decrease in lease expenses of approximately NIS 0.2 billion and an increase in depreciation expenses and financing expenses in a similar amount. In addition, in 2019, the implementation of the Standard is expected to cause an increase in cash flows from operating activities of approximately NIS 0.2 billion and a decrease in cash flows from financing activities in a similar amount.

The Group expects a change in principal financial ratios such as: an increase in the leverage ratio, a decrease in the interest coverage ratio and a decrease in the current ratio. The Group does not expect that its ability to satisfy financial covenants applicable to it as described in Note 17, regarding Debentures and Long-term Loans from Financial Institutions, will be affected by these changes in financial ratios.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

R.	Accounting policy for new transactions or events (cont'd)

New standards not yet adopted (cont'd)

Amendment to IAS 28, Investments in Associates and Joint Venture: Long-Term Interests in Associates or Joint Ventures

The Amendment clarifies that for long-term interests that form part of the entity’s net investment in the associate or joint venture, the entity shall first apply the requirements of IFRS 9 and then apply the instructions of IAS 28 with respect to the remainder of those interests, so that the long-term interests are in the scope of both IFRS 9 and IAS 28. The Amendment is effective retrospectively (with certain reliefs) for annual periods beginning on or after January 1, 2019. The Group has examined the effects of applying the Amendment, and in its opinion the effect on the financial statements will be immaterial.

Amendment to IFRS 9, Financial Instruments: Prepayment Features with “Negative Compensation”

The Amendment clarifies that financial instruments with a prepayment feature that may lead to a situation in which reasonable compensation is received or paid upon early termination of the contract can meet the SPPI (solely payment of principal and interest) criterion and therefore be measured at amortized cost or fair value through other comprehensive income. The basis for conclusions of the Amendment clarifies that prepayment for the fair value of the instrument does not necessarily meet the SPPI criterion. The Amendment is effective for annual periods beginning on or after January 1, 2019.
The Group has examined the effects of applying the Amendment, and in its opinion the effect on the financial statements will be immaterial.

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

IFRIC 23 is effective for annual reporting periods beginning on or after January 1, 2019. The interpretation includes two alternatives for applying the transitional provisions, so that companies can choose between retrospective application or prospective application as from the first reporting period in which the entity initially applied the interpretation. The Group has examined the effects of applying IFRIC 23, and in its opinion the effect on the financial statements will be immaterial.

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

When determining the fair value of an asset or liability, the Group uses observable market data as much as possible. There are three levels of fair value measurements in the fair value hierarchy that are based on the data used in the measurement, as follows:

·	Level 1: quoted prices (unadjusted) in active markets for identical instruments.
·	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
·	Level 3: inputs that are not based on observable market data (unobservable inputs).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 5 - Financial Risk Management

Risk management framework
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

The Group’s Audit Committee oversees how management monitors compliance with the Group’s financial risk management policies and procedures, and reviews the adequacy of the financial risk management framework in relation to the risks faced by the Group. The Group Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee. See also Note 21, regarding Financial Instruments.

Credit risk
Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group's credit risk arises principally from the Group's receivables from customers and investments in debt instruments. The carrying amounts of financial assets and contract assets represent the Group's maximum credit risk exposure.

Trade receivables, other receivables and contract assets
The Group conducts credit evaluations on receivables over a certain amount, and requires financial guarantees against them. Management monitors outstanding receivable balances and the financial statements include appropriate allowances for estimated irrecoverable amounts. The Group is exposed to credit risk arising mainly from its operation in Israel.

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

Assessment of expected credit losses for individual customers
The Group uses a provision matrix that is based on, inter alia, an aging of trade receivables, to measure the expected credit losses from individual customers, which comprise a very large number of small balances.
Loss rates are calculated based on the probability of a receivable progressing through successive stages of delinquency to write-off. The loss rates are calculated separately for exposures in different segments based on the following common credit risk characteristics – age of debt and period of delinquency, geographic region, age of customer relationship and type of product purchased.

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

Interest rate and CPI risks
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

Capital management
The Group's capital management aim is to ensure a sound and efficient capital structure which takes into consideration, among others, the following factors:

A gearing ratio that supports the Group's cash flow needs with respect to its potential cash flow generation and also supporting its dividend policy, considering the limitation imposed on dividend distribution as established in the indenture of the Group's Series F through L debentures and in the Company's long term loans and deferred loan agreements, while maintaining a Net Debt to Adjusted EBITDA ratio (see definition in Note 17, regarding Debentures and long-term loans from financial institutions) as established in such documents, and that meets the industry standards. The Group considers Net Debt to Adjusted EBITDA ratio to be an important measure for investors, debentures holders, analysts, and rating agencies. This ratio is a non-GAAP figure not governed by International Financial Reporting Standards and its definition and calculation may vary from one company to another. The Group's debt mainly consists of short and long-term debentures traded publicly in the Tel Aviv Stock Exchange and loans from financial institutions.

The definition of Adjusted EBITDA (as defined in note 6 below) is identical to the definition of EBITDA (which the Group used in previous periods).

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

	Year ended December 31, 2018
	NIS millions
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the year

External revenues	2,371	1,317	-	3,688
Inter-segment revenues	14	147	(161)	-

Adjusted segment EBITDA*	391	269			660

Depreciation and amortization					(584)
Tax benefit					6
Financing income					46
Financing expenses					(190)
Share based payments					(2)

Loss for the year					(64)

	Year ended December 31, 2017
	NIS millions
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the year

External revenues	2,685	1,186	-	3,871
Inter-segment revenues	14	162	(176)	-

Adjusted segment EBITDA*	595	258			853

Depreciation and amortization					(555)
Taxes on income					(40)
Financing income					52
Financing expenses					(196)
Other income					1
Share based payments					(2)

Profit for the year					113

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 6 - Operating Segments (cont'd)

	Year ended December 31, 2016
	NIS millions
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the year

External revenues	2,981	1,046	-	4,027
Inter-segment revenues	17	183	(200)	-

Adjusted segment EBITDA*	625	233			858

Depreciation and amortization					(534)
Taxes on income					(10)
Financing income					46
Financing expenses					(196)
Other expenses					(8)
Share based payments					(6)

Profit for the year					150

* Adjusted segment EBITDA as reviewed by the Group's CODM, represents earnings before interest (financing expenses, net), taxes, other income (expenses) (except for expenses in respect of voluntary retirement plans for employees, and gain (loss) due to sale of subsidiaries), depreciation and amortization and share based payments, as a measure of operating profit. Adjusted Segment EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

Note 7 - Subsidiaries

A.	Presented hereunder is a list of the Group’s significant subsidiaries:

		The Group’s ownership interest in
		the subsidiary for the year ended December 31
	Principal location of the subsidiary's activity	2017	2018
Name of subsidiary
Cellcom Fixed Line Communication L.P.	Israel	100%	100%
Dynamica Cellular Ltd.	Israel	100%	100%

B.
In 2017, following the Ministry of Communication's requirement to unify the unified licenses held by each communications group into one unified license, the Company completed a reorganization of its subsidiaries, following which all the Company's fixed-line operation under the unified license are unified under the Company's wholly owned subsidiary Cellcom Fixed Line Communications, Limited Partnership.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 8 - Cash and Cash Equivalents

Composition

	December 31,
	2017	2018
	NIS millions	NIS millions
Bank balances	59	50
Call deposits	468	1,152
	527	1,202

The Group's exposure to interest rate risk and sensitivity analysis for financial assets and liabilities are disclosed in Note 21.

Note 9 - Trade and Other Receivables

Composition

	December 31,
	2017	2018
	NIS millions	NIS millions
Current
Trade Receivables*
Open accounts	475	423
Checks and credit cards receivables	173	141
Accrued income	109	122
Current maturity of long-term receivables	523	466
	1,280	1,152
Other Receivables
Prepaid expenses	76	66
Others	13	18
	89	84
	1,369	1,236
Non-current
Trade receivables*	412	370
Rights of use of communications lines	337	342
Deposits and other receivables	30	22
Loan to a customer	107	114
Other	9	4
	895	852
	2,264	2,088

* Net of allowance for doubtful debts.

The Group is exposed to credit risks and impairment losses related to trade and other receivables as disclosed in Note 21.

Non-current trade receivables balances are in respect of equipment sold in installments (mainly 36 monthly payments) which current amount as of December 31, 2018, is calculated at a 3.3% annual discount rate (December 31, 2017 - 3.3%).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 - Inventory

A.	Composition

	December 31,
	2017	2018
	NIS millions	NIS millions
Handsets	53	69
Accessories	9	14
Spare parts	8	11
	70	94

B.
In 2018, the Group tested slow moving inventory for impairment and wrote down inventory to its net realizable value by the amount of NIS 4 million (2017 - NIS 3 million). The write-down is included in Cost of Sales.

Note 11 - Property, Plant and Equipment, net

				Computers,
				furniture and
		Control and		landline
	Communications	testing		communications	Leasehold
	network	equipment	Vehicles	equipment	improvements	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cost

Balance at January 1, 2017	5,064	79	5	370	124	5,642

Additions	189	-	2	151	6	348
Disposals	(262)	(20)	-	(25)	(17)	(324)
Discontinuance of consolidation	(2)	(1)	(1)	-	-	(4)
Balance at December 31, 2017	4,989	58	6	496	113	5,662

Additions	265	5	1	157	2	430
Disposals	(180)	-	(1)	(90)	(15)	(286)
Balance at December 31, 2018	5,074	63	6	563	100	5,806

Accumulated Depreciation

Balance at January 1, 2017	3,673	62	5	160	83	3,983
Depreciation for the year	273	7	1	105	11	397
Disposals	(252)	(20)	(1)	(24)	(17)	(314)
Discontinuance of consolidation	(2)	-	-	-	-	(2)
Balance at December 31, 2017	3,692	49	5	241	77	4,064

Depreciation for the year	258	5	1	101	9	374
Disposals	(179)	-	(1)	(90)	(14)	(284)
Balance at December 31, 2018	3,771	54	5	252	72	4,154

Carrying amounts

At January 1, 2017	1,391	17	-	210	41	1,659
At December 31, 2017	1,297	9	1	255	36	1,598
At December 31, 2018	1,303	9	1	311	28	1,652

In the ordinary course of business, the Group acquires property, plant and equipment on credit. The cost of acquisitions, which has not yet been paid at the reporting date, amounted to NIS 221 million (December 31, 2017 and 2016, NIS 143 million and NIS 120 million, respectively).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Intangible Assets and Others, net

	Licenses and Frequencies	Information systems	Software	Customer acquisition costs	Goodwill	Customer relationships and other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cost
Balance at January 1, 2017	552	304	53	-	830	308	2,047

Additions	-	72	4	120	-	6	202
Disposals	-	(48)	(12)	-	-	-	(60)
Discontinuance of consolidation	-	(3)	-	-	(21)	-	(24)
Balance at December 31, 2017	552	325	45	120	809	314	2,165

Additions	-	71	8	138	-	1	218
Disposals	-	(100)	(12)	-	-	-	(112)
Balance at December 31, 2018	552	296	41	258	809	315	2,271

Accumulated Amortization

Balance at January 1, 2017	382	122	30	-	-	306	840

Amortization for the year	19	68	9	27	-	3	126
Disposals	-	(48)	(12)	-	-	-	(60)
Discontinuance of consolidation	-	(1)	-	-	-	-	(1)
Balance at December 31, 2017	401	141	27	27	-	309	905

Amortization for the year	15	74	8	80	-	3	180
Disposals	-	(100)	(12)	-	-	-	(112)
Balance at December 31, 2018	416	115	23	107	-	312	973

Carrying amounts

At January 1, 2017	170	182	23	-	830	2	1,207
At December 31, 2017	151	184	18	93	809	5	1,260
At December 31, 2018	136	181	18	151	809	3	1,298

In the ordinary course of business, the Group acquires Intangible assets on credit. The cost of acquisitions, which has not yet been paid at the reporting date, amounted to NIS 37 million (December 31, 2017 and 2016, NIS 28 million and NIS 32 million, respectively).

A.	Impairment testing for cash-generating unit containing goodwill

For the purpose of impairment testing, goodwill is allocated mainly to the Fixed-line segment, which represents the lowest level within the Group, at which goodwill is monitored for internal management purposes, which is not higher than the reported operating segments. See Note 6, regarding Operating Segments.

The aggregate carrying amount of goodwill allocated to the Fixed-line segment as of December 31, 2018, is NIS 732 million (December 31, 2017 - NIS 732 million).

The recoverable amount of the Fixed-line segment was based on its value in use and was determined by discounting the expected future cash flows to be generated from the continuing use . The recoverable amount of the Fixed-line segment as of December 31, 2018, was determined to be higher than its carrying amount and thus, no impairment loss has been recognized.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Intangible Assets and Others, net (cont'd)

B.	Key assumptions used in calculation of recoverable amount

Key assumptions used in the calculation of recoverable amounts are discount rate and terminal value growth rate. These assumptions are as follows:

Actual results may differ from those assumed in the Company's valuation method. It is reasonably possible that the Company's assumptions described above could change in future periods. If any of these were to vary materially from the Company's plans, it may record impairment of goodwill in the future.

These assumptions are as follows:

(1)	Pre-tax discount rate and terminal value growth rate

	Pre-tax discount rate		Terminal value growth rate
	2017	2018	2017	2018

Fixed-line segment	10.3%	10.6%	1.5%	1.5%

·	The discount rate and the terminal value growth rate are denominated in real terms.
·	The Fixed-line segment has cash flows for 5 years, as included in its discounted cash flow model.
·	The long-term growth rate has been determined as 1.5% which represents, among others, the natural population growth rate.
·
The pre-tax discount rate is estimated and calculated using several assumptions, among others, Fixed-line segment's Cost of Equity, risk premium for normative debt leveraging of the Group and estimates of the normative leverage ratio for the industry.

(2)	Sensitivity to changes in assumptions

The estimated recoverable amount of the Fixed-line segment exceeds its carrying amount by approximately NIS 96 million (2017: approximately NIS 105 million). Management has identified two key assumptions for which there reasonably could be a possible change that could cause the carrying amount to exceed the recoverable amount. The table below shows the amount that these two assumptions are required to change individually in order for the estimated recoverable amount to be equal to the carrying amount:

	2017	2018

Pre-tax discount rate	10.8%	11.0%
Terminal value growth rate	0.9%	1.0%

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Trade Payables and Accrued Expenses

Composition

	December 31,
	2017	2018
	NIS millions	NIS millions
Trade payables	256	288
Accrued expenses	396	408
	652	696

The credit balance as of December 31, 2018 in respect of reverse factoring of trade payables transactions includes approximately NIS 95 million on short-term and approximately NIS 11 million on the long term, that repaid trade payables balances in this amount as of the balance sheet date and are due for repayable between January 2019 until January 2020.

Note 14 - Provisions

Composition

	Dismantling and restoring		Other contractual
	sites	Litigations	obligations	Total
	NIS millions	NIS millions	NIS millions	NIS millions
Balance as at January 1, 2017	30	60	48	138
Provisions made during the year	2	14	11	27
Provisions reversed during the year	(11)	(25)	(17)	(53)
Balance as at January 1, 2018	21	49	42	112
Provisions made during the year	-	21	12	33
Provisions reversed during the year	(1)	(7)	(12)	(20)
Balance as at December 31, 2018	20	63	42	125

Non-current	20	-	-	20
Current	-	63	42	105
	20	63	42	125

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Other Payables, Including Derivatives

Composition

	December 31,
	2017	2018
	NIS millions	NIS millions
Employees and related liabilities	133	116
Government institutions	29	32
Interest payable	54	63
Accrued expenses	1	4
Deferred revenue	42	41
Derivative financial instruments	18	1
	277	257

Note 16 - Other Long-term Liabilities

Composition

	December 31,
	2017	2018
	NIS millions	NIS millions
Long-term trade payables	1	12
Deferred revenue	3	4
Other	11	-
	15	16

Note 17 - Debentures and Long-term Loans from Financial Institutions

This note provides information about the contractual terms of the Group's debentures and long-term loans from financial institutions, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, see Note 21.

	December 31,
	2017	2018
	NIS millions	NIS millions
Non- current liabilities
Debentures	2,360	2,911
Long-term loans from financial institutions	462	334
	2,822	3,245
Current liabilities
Current maturities of debentures	540	492
Current maturities of loans from financial institutions	78	128
	618	620

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 - Debentures and Long-term Loans from Financial Institutions (cont'd)

Debentures

The terms and debt repayment schedule

The terms and repayment schedule of the Company's debentures are as follows*:

				December 31, 2017		December 31, 2018
				NIS millions		NIS millions
	Currency	Nominal interest rate	Year of maturity	Face value	Carrying amount	Face value	Carrying amount

Debentures (Series F)** - linked to the Israeli CPI	NIS	4.60%	2017-2020	643	659	429	444
Debentures (Series G)** - unlinked	NIS	6.99%	2017-2019	228	228	86	86
Debentures (Series H) - linked to the Israeli CPI	NIS	1.98%	2018-2024	950	849	836	777
Debentures (Series I) - unlinked	NIS	4.14%	2018-2025	804	761	724	701
Debentures (Series J) - linked to the Israeli CPI	NIS	2.45%	2021-2026	103	102	103	104
Debentures (Series K) - unlinked	NIS	3.55%	2021-2026	304	301	711	705
Debentures (Series L) - unlinked	NIS	2.50%	2023-2028	-	-	614	586
Total Debentures				3,032	2,900	3,503	3,403

*
In January 2019, after the end of the reporting period, the Company repaid interest and principal of debentures in a total sum of approximately NIS 373 million, following which Debentures Series G were fully repaid.

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

The Company's debentures are unsecured and contain standard terms and conditions in addition to certain additional undertakings by the Company, as follows:

In connection with the issuance of Series F debentures, the Company has undertaken to comply with certain financial and other covenants. Inter alia:

·	a Net Leverage* exceeding 5, or exceeding 4.5 during four consecutive quarters, shall constitute an event of default; As of December 31, 2018, the Net Leverage is 3.45.

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 - Debentures and Long-term Loans from Financial Institutions (cont'd)

Debentures (cont'd)

* Net Leverage - the ratio of Net Debt to Adjusted EBITDA, excluding one-time influences. Net Debt defined as credit and loans from banks and others and debentures, net of cash and cash equivalents and current investments in tradable securities. Adjusted EBITDA defined as in relation to the twelve month period preceding the Group's most updated consolidated financial statements and calculated as profit before depreciation and amortization, other expenses/ income, net, financing expenses/ income, net and taxes on income.
The definition of Adjusted EBITDA as defined above is identical to the definition of EBITDA (which the Group used in previous periods).

In connection with the issuance of Series H and Series I debentures in July 2014, the Company undertook additional undertakings, in addition to those previously undertaken by the Company in its Series F and G indenture (as detailed above), including: (1) in addition to being an event of default, meeting the financial covenants previously undertaken by the Company (a maximum net leverage ratio (Net Debt to Adjusted EBITDA ratio) in excess of 5.0:1, or in excess of 4.5:1 for four consecutive quarters) would be a condition for dividend distribution; and (2) meeting such financial covenants would also be a condition for the issuance of additional debentures of each of the two series. In addition, the Series H and Series I Indenture contains substantially similar events of default to those found in the Series F and Series G Indenture, with the exception of certain new events of default that do not appear in the Series F and Series G Indenture as well as certain modifications to the events of default that are found in the Series F and Series G Indenture, including: (1) breach of the above limitation on dividend distributions; (2) the minimum amount required for triggering a cross default shall not apply to a cross default triggered by another series of debentures; (3) the existence of a real concern that the Company shall not meet its material undertakings towards the debenture holders; (4) the inclusion in the Company's financial statements during a period of two consecutive quarters of a note regarding the existence of significant doubt as to the Company's ability to continue as a going concern; and (5) breach of the Company's undertakings regarding the issuance of additional debentures.

The Series J and Series K debentures contain standard terms and conditions in addition to certain additional undertakings by the Company, generally similar to the terms of the Company's existing Series H and I debentures.

In January 2018, the Company issued a new series of debentures, Series L debentures, in a principal amount of approximately NIS 401 million, at an interest rate of 2.5% per annum (annual effective interest rate of 2.66%). Series L debentures principal will be payable in six installments, of which the first four installments of 15% of the principal each will be paid on January 5 of the years 2023 through 2026, and the remaining two installments of 20% of the principal each will be paid on January 5 of the years 2027 and 2028. The interest on the outstanding principal of the Series L debentures is payable on January 5 and on July 5 of each of the years 2019 through 2028. The series was issued at par value (NIS 1,000 per unit). The total net consideration received by the Company was approximately NIS 400 million. The debentures (principal amount and interest) are without any linkage.

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

According to the Company's June 2017 undertaking in an agreement with certain Israeli institutional investors, according to which the Company irrevocably undertook to issue to the institutional investors, and the institutional investors irrevocably undertook to purchase from the Company, NIS 220 million aggregate principal amount of additional debentures of the existing series K debentures (which are listed on the Tel Aviv Stock Exchange, or TASE), on July 1, 2018, the Company issued the debentures as aforesaid, at an interest rate of 3.55% per annum (annual effective interest rate of 3.6%). The total consideration received by the Company was approximately NIS 222 million (approximately NIS 220 million net).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 - Debentures and Long-term Loans from Financial Institutions (cont'd)

Debentures (cont'd)

In December 2018, the Company issued additional Series K debentures in an aggregate principal amount of approximately NIS 187 million in exchange for total consideration of approximately NIS 187 million, representing an effective interest rate of 3.89% per annum. series K debentures of the company are listed on the Tel Aviv Stock Exchange, or TASE.

In December 2018, the Company issued additional Series L debentures in an aggregate principal amount of approximately NIS 213 million in exchange for total consideration of approximately NIS 193 million, representing an effective interest rate of 4.53% per annum. series L debentures of the company are listed on the Tel Aviv Stock Exchange, or TASE.

As of December 31, 2018, the Group is in compliance with the above covenants.

Long-term loans from financial institutions

The terms and repayment schedule of the Company's long-term loans are as follows:

				December 31, 2017		December 31, 2018
				NIS millions		NIS millions
	Currency	Nominal interest rate	Year of maturity	Face value	Carrying amount	Face value	Carrying amount

Loan from financial institution	NIS	4.60%	2018-2021	200	200	150	150
Loan from financial institution	NIS	5.10%	2019-2022	200	200	200	200
Loan from bank	NIS	4.90%	2018-2022	140	140	112	112
Total loans				540	540	462	462

The Company's outstanding long-term loans contain standard terms and conditions in addition to certain additional undertakings by the Company, including: that the loans' interest rates may be subject to certain adjustments; the Company may prepay the loans, subject to a prepayment fee; generally include the negative pledge, limitations on distributions, events of default and financial covenants applicable to the Company's series F and H through I debentures. In addition, the loan from a bank includes: certain modifications to such events of default, including foreclosure, materialization of a pledge, execution actions, receivership and (subject to certain exclusions) sale of assets, in a specified certain lower amount, a failure to operate in a field which is material to the Company's operations and mergers and changes of formation (with more limited exclusions) will trigger an event of default; certain events which if not approved by the bank allow the bank to notify the Company of an acceleration of the repayment of the loan; and  in case the Company provides stricter financial covenants to another financial institution or debenture holder, those will apply to this agreement as well.

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
As of December 31, 2018, the Group is in compliance with the above covenants.

Movement in liabilities deriving from financing activities

	Loans	Debentures	Derivatives	Interest payable	Put options to non-controlling interests	Total
	NIS millions
Balance as at January 1, 2017	(340)	(3,729)	(17)	(86)	(11)	(4,183)
Changes from financing cash flows
Payments for derivative contracts, net	-	-	3	-	-	3
Receipt of long-term loans from financial institutions	(200)	-	-	-	-	(200)
Repayment of debentures	-	864	-	-	-	864
Interest paid	-	-	-	175	-	175
Dividend paid	-	-	-	-	1	1

Total net financing cash flows	(200)	864	3	175	1	843

Financing expenses recognized in profit or loss	-	(35)	(3)	(143)	(1)	(182)

Balance as at December 31, 2017	(540)	(2,900)	(17)	(54)	(11)	(3,522)
Effect of initial application of IFRS 9	-	(34)	-	-	-	(34)
Balance as at January 1, 2018	(540)	(2,934)	(17)	(54)	(11)	(3,556)
Changes from financing cash flows
Payments for derivative contracts, net	-	-	15	-	-	15
Repayment of long-term loans from financial institutions	78	-	-	-	-	78
Repayment of debentures	-	556	-	-	-	556
Proceeds from issuance of debentures, net of issuance costs	-	(997)	-	-	-	(997)
Interest paid	-	-	-	126	-	126
Acquisition of non-controlling interests	-	-	-	-	19	19

Total net financing cash flows	78	(441)	15	126	19	(203)

Financing expenses recognized in profit or loss	-	(28)	1	(135)	(8)	(170)

Balance as at December 31, 2018	(462)	(3,403)	(1)	(63)	-	(3,929)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 18 - Liability for Employee Rights upon Retirement, Net

The obligation of the Group, under law and labor agreements, to pay severance pay to employees who are not covered by the pension or insurance plans as mentioned in section A below, as of December 31, 2018 and 2017 is NIS 14 million and NIS 15 million respectively, as included in the consolidated statements of financial position, under Liability for employee rights upon retirement, net.

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

B.	Post-employment benefit plans - defined benefit plan

The portion of the severance payments which is not covered by deposits in defined contribution plans, as aforementioned, is accounted for by the Group as a defined benefit plan, according to which a liability for employee benefits is recognized and in respect of which, the Group deposits amounts in central severance pay funds and in appropriate insurance policies. The total liability as at December 31, 2018 is NIS 26 million (2017 - NIS 27 million). The fair value of the plan assets, the severance pay fund, is NIS 20 million (2017 - NIS 20 million). The expense recognized in the consolidated statement of income for the year ended December 31, 2018 in respect of defined benefit plans, is NIS 2 million (2017 - NIS 3 million).

C.	As of December 31, 2018 the Group's liability for adaptation grants to employees is NIS 8 million (2017 - NIS 8 million).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 19 - Capital and Reserves

Share capital

	2016	2017	2018
	NIS
Issued and paid at January 1	1,006,046	1,006,046	1,010,446
Equity offering	-	-	121,212
Exercise of share options	-	4,400	30,310

Issued and paid at December 31	1,006,046	1,010,446	1,161,968

The share capital is comprised of ordinary shares of NIS 0.01 par value each.

In June 2018, The Company issued in an offering to the public Israel only for immediate total net consideration of approximately NIS 275 million:
·	12,121,200 ordinary shares of the Company (par value NIS 0.01 per share, or ordinary shares).
·
3,030,300 Series 1 Options. Each Series 1 Option entitles the holder thereof to purchase one ordinary share at an exercise price of NIS 19.50, until December 24, 2018. Series 1 Options were exercised for a total consideration of NIS 59 million.

·	3,030,300 Series 2 Options. Each Series 2 Option entitles the holder thereof to purchase one ordinary share at an exercise price of NIS 20, until June 24, 2019.

The offering was made under the Company's 2017 shelf prospectus and the securities were registered for trading on the Tel Aviv Stock Exchange.

At December 31, 2018, the authorized share capital was comprised of 300 million ordinary shares (December 31, 2016, 2017 - 300 million each). The holders of ordinary shares are entitled to receive dividends as declared.

Basic and diluted earnings (loss) per share

The calculation of basic earnings (loss) per share was based on the profit (loss) attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding (100,604,578, 100,654,935 and 107,499,543 during the years 2016, 2017 and 2018, respectively). The calculations of diluted earnings (loss) per share was based on the profit (loss) attributable to ordinary shares and the weighted average number of ordinary shares in the basic earnings (loss)  per share in addition of 93,728, 234,726 incremental shares (NIS 0.01 par value each) that would be issued resulting from exercise of all options for the years ended December 31, 2016, 2017, respectively.
In addition, 780 thousand options (2017 and 2016 - 78 thousand and 1,060 thousand options, respectively) and 262,615 shares that would be issued resulting from exercise of all options for the year ended December 31, 2018, were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding.

Dividends

In 2016-2018 the Company did not pay dividend to the shareholders of the Company.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred or exercised.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 20 - Share-Based Payments

In March 2015, the Company's board of directors approved shared based incentive plan - "2015 Share Incentive Plan" for employees, directors, consultants and sub-contractors of the Company and the Company's affiliates. Under the plan, the Company's board of directors is authorized to determine the terms of the grants, including the identity of grantees, the number of options or restricted stock units (“RSUs”) to be granted, the vesting schedule and the exercise price. The terms of the share based payments include a dividend adjustment mechanism. The options will be exercised at net exercise mechanism, with no cash transfer.

	Number of		Contractual	Adjusted exercise price per share as
	instruments		life of	of December 31,
Grant date/employees entitled	In thousands	Vesting conditions	options	2018

Share options granted in August 2015 and October 2015 to senior employees	2,660	Three equal installments over three years of employment	4.5 years	NIS 25.65
Share options granted in November 2016 to senior employees	63	Three equal installments over three years of employment	4.5 years	NIS 29.97

The total compensation expense during the year ended December 31, 2018, related to the options granted is NIS 2 million (2017 - NIS 2 million, 2016 - NIS 6 million).

The changes in the balances of the options were as follows:

		Weighted average		Weighted average		Weighted average
	Number of	of exercise price	Number of	of exercise price	Number of	of exercise price
	options	(US Dollars)	options	(US Dollars)	options	(US Dollars)
	2016		2017		2018

Balance as at January 1	2,873,190	7.40	2,764,334	7.15	963,665	8.07

Granted during the year	63,000	7.79	-	-	-	-

Forfeited during the year	(171,856)	11.43	(146,334)	11.26	(159,000)	9.77

Exercised during the year	-	-	(1,654,335)	7.40	(24,333)	6.84
Total options outstanding as at December 31	2,764,334	7.15	963,665	8.07	780,332	6.91

Total of exercisable options as at December 31*	1,020,000	7.89	106,000	12. 98	766,332	6.89

* The weighted average of the remaining contractual life of options outstanding as at December 31, 2018 is 1.1 years.

	2016	2017	2018

Fair value of share options and assumptions:

Fair value at grant date	NIS 6.3	-	-

Fair value assumptions:

Share price at grant date	NIS 27.75	-	-

Exercise price	NIS 29.97	-	-

Expected volatility (weighted average)	42.8%	-	-

Option life (expected weighted average life)	2.3 years	-	-

Risk free interest rate	0.4%	-	-

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments

Credit risk

Exposure to credit risk
The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	December 31,	December 31,
	2017	2018
	NIS millions	NIS millions

Trade receivables including long-term amounts	1,692	1,522
Loans and other receivables including long-term amounts	146	138
Investment in debt securities	325	362
Cash and cash equivalents in banks	527	1,202
Derivative financial instrument	3	6
	2,693	3,230

The maximum exposure to credit risk of financial assets at the reporting date by type of counterparty is:

	December 31,	December 31,
	2017	2018
	NIS millions	NIS millions

Receivables from subscribers	1,511	1,318
Receivables from distributors and other operators	158	160
Investment in government of Israel debt securities	90	80
Investment in institutional debt securities	235	282
Cash and cash equivalents in banks	527	1,202
Other	172	188
	2,693	3,230

Impairment losses
The aging of financial assets at the reporting date was as follows:

	Gross	Impairment	Gross	Impairment
	2017		2018
	NIS millions	NIS millions	NIS millions	NIS millions

Not past due	2,580	12	3,138	28
Past due less than one year	143	53	126	35
Past due more than one year	157	122	162	133
	2,880	187	3,426	196

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2017	2018
	NIS millions	NIS millions

Balance at January 1	185	187
Effect of initial application of IFRS 9	-	12
Balance as at January 1	185	199
Impairment loss recognized	(44)	(40)
Doubtful debt expenses	46	37
Balance at December 31	187	196

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

Liquidity risk

The following are the maturities of contractual financial liabilities and other non-contractual liabilities, including estimated interest payments and excluding the impact of netting agreements:

December 31, 2018	Carrying	Contractual					More than
	amount	Cash flows	1st year	2nd year	3rd year	4-5 years	5 years
	NIS millions

Debentures*	(3,466)	(4,008)	(610)	(506)	(466)	(988)	(1,438)
Long-term loans from financial institutions	(462)	(503)	(147)	(141)	(135)	(80)	-
Trade and other payables	(815)	(815)	(815)	-	-	-	-
Forward exchange contracts on CPI	(1)	(1)	(1)	-	-	-	-
Other long-term liabilities	(13)	(13)	(13)	-	-	-	-
	(4,757)	(5,340)	(1,586)	(647)	(601)	(1,068)	(1,438)

*   Including accrued interest on debentures.

December 31, 2017	Carrying	Contractual					More than
	amount	Cash flows	1st year	2nd year	3rd year	4-5 years	5 years
	NIS millions

Debentures*	(2,954)	(3,435)	(658)	(577)	(473)	(739)	(988)
Long-term loans from financial institutions	(540)	(605)	(102)	(147)	(141)	(215)	-
Trade and other payables	(784)	(784)	(784)	-	-	-	-
Forward exchange contracts on foreign currencies	(1)	(1)	(1)	-	-	-	-
Forward exchange contracts on CPI	(17)	(17)	(17)	-	-	-	-
Other long-term liabilities	(12)	(12)	-	(12)	-	-	-
	(4,308)	(4,854)	(1,562)	(736)	(614)	(954)	(988)

*   Including accrued interest on debentures.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

Currency risk and CPI

The Group's exposure to foreign currency risk and CPI is as follows:

	December 31, 2017			December 31, 2018
	In or linked			In or linked
	to foreign			to foreign
	currencies	Linked		currencies	Linked
	(mainly USD)	to CPI	Unlinked	(mainly USD)	to CPI	Unlinked
	NIS millions			NIS millions
Current assets
Cash and cash equivalents	29	-	498	13	-	1,189
Current investments, including derivatives	13	135	181	20	171	177
Trade receivables	61	-	1,219	56	-	1,096
Other receivables	-	-	8	-	1	1

Non- current assets
Long-term receivables	-	54	495	-	57	449

Current liabilities
Current maturities of debentures and of loans from financial institutions	-	(322)	(297)	-	(328)	(292)
Trade payables and accrued expenses	(115)	-	(537)	(182)	-	(514)
Other current liabilities, including derivatives	(1)	(42)	(161)	-	(20)	(164)

Non- current liabilities
Long-term loans from financial institutions	-	-	(462)	-	-	(334)
Debentures	-	(1,288)	(1,071)	-	(998)	(1,914)
Other non-current liabilities	(1)	-	(11)	(12)	-	-
	(14)	(1,463)	(138)	(105)	(1,117)	(306)

The Group's exposure to linkage and foreign currency risk in respect of derivatives is as follows:

	December 31, 2018
	Currency/ linkage receivable	Currency/ linkage payable	Notional Value	Fair value
			NIS millions
Instruments not used for hedging
Forward exchange contracts on foreign currencies	USD	NIS	203	4
Forward exchange contracts on CPI	CPI	NIS	400	(1)
Foreign currency put options	NIS	USD	(147)	-
Embedded derivative in lease contracts	USD	NIS	15	1

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

Sensitivity analysis
A change of the CPI as at December 31, 2018 and 2017 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2017.

		Equity	Net income
	Change	NIS millions	NIS millions

December 31, 2018
Increase in the CPI of	2.0%	(11)	(11)
Increase in the CPI of	1.0%	(6)	(6)
Decrease in the CPI of	(1.0)%	2	2
Decrease in the CPI of	(2.0)%	1	1

December 31, 2017
Increase in the CPI of	2.0%	(9)	(9)
Increase in the CPI of	1.0%	(2)	(2)
Decrease in the CPI of	(1.0)%	-	-
Decrease in the CPI of	(2.0)%	-	-

Sensitivity of change in foreign exchange rate is immaterial as at December 31, 2018 and 2017.

Interest rate risk

Profile
At the reporting date the interest rate profile of the Group's interest-bearing financial instruments, not including derivatives, was:

	Carrying amount
	2017	2018
	NIS millions	NIS millions
Fixed rate instruments
Financial assets	679	355
Financial liabilities	(3,440)	(3,865)
	(2,761)	(3,510)
Variable rate instruments
Financial assets	221	1,179

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

	Equity				Profit or loss
	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease
	NIS millions				NIS millions
December 31, 2018
Fair value sensitivity (net)	(10)	10	(5)	5	(10)	10	(5)	5

	Equity				Profit or loss
	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease
	NIS millions				NIS millions
December 31, 2017
Fair value sensitivity (net)	(9)	9	(5)	5	(9)	9	(5)	5

Cash flow sensitivity analysis for variable rate instruments
A change of 1% in interest rates at the end of the reporting period would have increased (decreased) equity and profit or loss by immaterial amounts.

Fair Value

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

The fair values of the remaining financial liabilities and their book values as presented in the consolidated statements of financial position are as follows:

	December 31, 2017			December 31, 2018
	Book value	Fair value		Book value	Fair value
	NIS millions			NIS millions
Debentures including current maturities and accrued interest	(2,954)	(3,288	)*	(3,466)	(3,585	)*
Long-term loans from financial institutions including current maturities and accrued interest	(540)	(574)		(462)	(479)

* The fair value as of December 31, 2018 includes principal and interest in a total sum of approximately NIS 373 million, paid in January 2019, after the end of the reporting period. The fair value as of December 31, 2017 includes principal and interest in a total sum of approximately NIS 418 million, paid in January 2018.

The fair value of marketable debentures is determined by reference to the quoted closing asking price at the reporting date (level 1), with the addition of principal and interest amounts, which were paid during the following month after the end of the reporting period.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

(2)	Fair value hierarchy of financial instruments measured at fair value

The table below analysis financial instruments carried at fair value, by valuation method, to the different levels.

	December 31, 2018
	Level 1	Level 2	Level 3	Total
	NIS millions	NIS millions	NIS millions	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities and shares	398	-	-	398
Derivatives	-	6	-	6
Total assets	398	6	-	404

Financial liabilities at fair value through profit or loss
Derivatives	-	(1)	-	(1)
Total liabilities	-	(1)	-	(1)

There have been no transfers during the year between Levels 1 and 2.

	December 31, 2017
	Level 1	Level 2	Level 3	Total
	NIS millions	NIS millions	NIS millions	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities and shares	361	-	-	361
Derivatives	-	3	-	3
Total assets	361	3	-	364

Financial liabilities at fair value through profit or loss
Derivatives	-	(18)	-	(18)
Total liabilities	-	(18)	-	(18)

(3)	Details regarding fair value measurement at Level 2

Financial instrument	Valuation method for determining fair value

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

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

(4)	Offset of financial assets and financial liabilities

The following table sets out the carrying amounts of recognized financial instruments that were offset in the consolidated statements of financial position:

	December 31, 2018
	Note	Gross amounts of recognized financial assets (liabilities)	Gross amounts of financial assets (liabilities) recognized and offset in the consolidated statements of financial position	Net amounts of financial assets (liabilities) presented in the consolidated statements of financial position
		NIS millions	NIS millions	NIS millions
Financial assets
Trade receivables	9	160	(125)	35

Financial liabilities
Trade payables and accrued expenses	13	(144)	125	(19)

	December 31, 2017
	Note	Gross amounts of recognized financial assets (liabilities)	Gross amounts of financial assets (liabilities) recognized and offset in the consolidated statements of financial position	Net amounts of financial assets (liabilities) presented in the consolidated statements of financial position
		NIS millions	NIS millions	NIS millions
Financial assets
Trade receivables	9	170	(123)	47

Financial liabilities
Trade payables and accrued expenses	13	(149)	123	(26)

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

	December 31, 2018
	NIS millions
	Profit or loss	Equity
Increase of 5%	1	1
Increase of 10%	3	3
Decrease of 5%	(1)	(1)
Decrease of 10%	(3)	(3)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 22 - Revenues

By type of revenue:

	Year ended December 31,
	2016	2017	2018
	NIS millions	NIS millions	NIS millions
Revenues from equipment	994	952	904

Revenues from services:
Cellular services	2,025	1,777	1,581
Land-line communications services	871	1,004	1,068
Other services	137	138	135
Total revenues from services	3,033	2,919	2,784
Total revenues	4,027	3,871	3,688

Note 23 - Cost of Revenues

Composition

	Year ended December 31,
	2016	2017	2018
	NIS millions	NIS millions	NIS millions
According to source of income:
Cost of revenues from equipment	674	645	642
Cost of revenues from services	2,028	2,035	2,019
	2,702	2,680	2,661
According to its components:
Cost of revenues from equipment	674	645	642

Rent and related expenses	321	281	271
Salaries and related expenses	241	224	217
Fees to communications operators	732	767	783
Cost of content and value added services	168	212	223
Depreciation and amortization	396	412	390
Royalties and fees	93	86	84
Other	77	53	51
Total cost of revenues from services	2,028	2,035	2,019
	2,702	2,680	2,661

Note 24 - Selling and Marketing Expenses

Composition

	Year ended December 31,
	2016	2017	2018
	NIS millions	NIS millions	NIS millions
Salaries and related expenses	257	241	277
Commissions	179	88	85
Advertising and public relations	44	36	38
Depreciation and amortization	20	33	86
Other	74	81	81
	574	479	567

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 25 - General and Administrative Expenses

Composition

	Year ended December 31,
	2016	2017	2018
	NIS millions	NIS millions	NIS millions
Salaries and related expenses	123	124	81
Depreciation and amortization	118	110	108
Rent and maintenance	55	51	46
Data processing and professional services	39	36	34
Allowance for doubtful accounts	33	46	37
Other	52	59	54
	420	426	360

Note 26 - Other Income (Expenses), net

Composition

	Year ended December 31,
	2016	2017	2018
	NIS millions	NIS millions	NIS millions
Other Income (Expenses), net	(21)	11	(26)

In May 2018, the Group, in collaboration with the employees' representatives, launched a new voluntary retirement plan for employees, following which, the Company recorded an expense in an amount of approximately NIS 26 million in the second quarter of 2018 with respect to employees who joined this plan. (in 2016 the Group has recorded an expense from voluntary retirement plans for employees in an amount of approximately NIS 13 million).

Other Income, net, for 2017 mainly includes a NIS 10 million capital gain from the sale of an indirect subsidiary of the Company. (The total consideration of the sale is approximately NIS 25 million)

Note 27 - Financing Income and Expenses

Composition

	Year ended December 31,
	2016	2017	2018
	NIS millions	NIS millions	NIS millions
Interest income from installment sale transactions	38	31	27
Net change in fair value of financial assets measured at fair value through profit or loss	6	14	12
Other	2	7	7
Financing income	46	52	46

Linkage expenses to CPI and interest expenses on long-term liabilities	(157)	(147)	(138)
Net change in fair value of derivatives	-	(8)	(7)
Discount amortization	(26)	(32)	(26)
Other	(13)	(9)	(19)
Financing expenses	(196)	(196)	(190)
Net financing expenses recognized in profit or loss	(150)	(144)	(144)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 28 - Income Tax

A.	Details regarding the tax environment of the Group

Corporate tax rate

Presented hereunder are the tax rates relevant to the Group in the years 2016-2018:
2016 - 25%
2017 - 24%
2018 - 23%

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

As a result of the aforesaid, the deferred tax balances as at December 31, 2017 and at December 31, 2018 were calculated according to the new tax rate of 23% - the tax rate expected to apply on the date of reversal.

Current taxes for the reported periods are calculated according to the tax rates presented above.

B.	Composition of income tax expense (income)

	Year ended December 31,
	2016	2017	2018
	NIS millions	NIS millions	NIS millions

Current tax expense (income)
Current year	35	27	14
Adjustments for prior years, net	(27)	(1)	1
	8	26	15

Deferred tax expense (income)
Creation and reversal of temporary differences	21	14	(21)
Change in tax rate	(19)	-	-
	2	14	(21)

Income tax expense (income)	10	40	(6)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 28 - Income Tax (cont'd)

C.	Income tax in respect of other comprehensive income (loss)

	Year ended December 31,
	2016	2017	2018
	NIS millions	NIS millions	NIS millions

Before tax	1	1	(2)
Tax (benefit) expenses	(1)	-	1
Net of tax	-	1	(1)

D.	Reconciliation between the theoretical tax on the pre-tax profit (loss) and the tax expense (income)

	Year ended December 31,
	2016	2017	2018
	NIS millions	NIS millions	NIS millions

Profit (loss) before taxes on income	160	153	(70)
Primary tax rate of the Group	25.0%	24.0%	23.0%

Tax calculated according to the Group’s primary tax rate	40	37	(16)

Additional tax (tax saving) in respect of:

Non-deductible expenses	4	5	6
Taxes in respect of previous years	(27)	(1)	1
Effect of change in tax rate	(19)	-	-
Other differences	12	(1)	3

Income tax expenses (tax income)	10	40	(6)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 28 - Income Tax (cont'd)

E.	Deferred tax assets and liabilities

(1)          Recognized deferred tax assets and liabilities

Deferred taxes are calculated according to the tax rate anticipated to be in effect on the date of reversal as stated above.

The movement in deferred tax assets and liabilities is attributable to the following items:

	Allowance for doubtful debts	Property, plant and equipment and intangible assets	Carry forward tax deductions and losses	Other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Balance of deferred tax asset (liability) as at January 1, 2018	43	(197)	-	23	(131)
Changes recognized in profit or loss	(1)	1	17	4	21
Changes recognized in equity	3	-	-	7	10
Changes recognized in other comprehensive income	-	-	-	1	1

Balance of deferred tax asset (liability) as at December 31, 2018	45	(196)	17	35	(99)

Deferred tax asset	45	5	17	37	104
Offset of balances					(104)

Deferred tax asset in the consolidated statements of financial position as at December 31, 2018					-

Deferred tax liability	-	(201)	-	(2)	(203)
Offset of balances					104

Deferred tax liability in the consolidated statements of financial position as at December 31, 2018					(99)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 28 - Income Tax (cont'd)

E.	Deferred tax assets and liabilities (cont'd)

(1)          Recognized deferred tax assets and liabilities (cont'd)

	Allowance for doubtful debts	Property, plant and equipment and intangible assets	Other	Total
	NIS millions	NIS millions	NIS millions	NIS millions
Balance of deferred tax asset (liability) as at January 1, 2017	43	(184)	24	(117)
Changes recognized in profit or loss	-	(13)	(1)	(14)

Balance of deferred tax asset (liability) as at December 31, 2017	43	(197)	23	(131)

Deferred tax asset	43	5	26	74
Offset of balances				(74)

Deferred tax asset in the consolidated statements of financial position as at December 31, 2017				-

Deferred tax liability	-	(202)	(3)	(205)
Offset of balances				74

Deferred tax liability in the consolidated statements of financial position as at December 31, 2017				(131)

(2)          Unrecognized deferred tax liability

As at December 31, 2018 and 2017, a deferred tax liability for temporary differences related to an investment in a subsidiary was not recognized as the decision whether to sell the investment is within the Group and it is satisfied that it will not be sold in the foreseeable future.

F.	Tax assessments

The Company has received final tax assessments up to and including the year ended December 31, 2013 (2013 fiscal year).

 013 Netvision Ltd has received final tax assessments up to and including the year ended December 31, 2015 (2015 fiscal year).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 28 - Income Tax (cont'd)

F.	Tax assessments (cont'd)

In January 2019, after the end of the reporting period, the Israeli Tax Authority issued a best judgment assessment for 2014 to the Company, generally due to timing differences.  According to the assessment, if the Company's claims are rejected, the Company will be required to pay additional income tax in relation to the year 2014, in an amount of approximately NIS 56 million (including interest and Israeli CPI differences). The Company filed an objection to the tax assessment.
The Company filed an objection to the tax assessment. The Company estimates that such assessment shall not have a material effect on the Company's financial statements.

Note 29 - Operating Leases

Non-cancelable operating lease rentals are payable as follows:

	December 31,	December 31,
	2017	2018
	NIS millions	NIS millions
Less than one year	275	283
Between one and five years	573	435
More than five years	70	23
	918	741

During the year ended December 31, 2018, NIS 284 million was recognized as expenses in respect of operating leases in the consolidated statements of income (2017 and 2016, NIS 280 million and NIS 286 million, respectively).

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 30 - Commitments (cont'd)

B.
As at December 31, 2018, the Group has commitments to purchase equipment for the communications networks, end user equipment, systems and software maintenance, and content and related services, in a total amount of approximately NIS 452 million.

C.
Between 2003 and 2019, the Group entered into a number of agreements with TI Sparkle Ireland Telecommunications Ltd. (formerly Mediterranean Nautilus Ltd.) and TI Sparkle (Israel) Ltd. (formerly Mediterranean Nautilus (Israel) Ltd.), (or collectively TI Sparkle), for the purchase of rights of use of certain telecommunications capacities on TI Sparkle's communications cables, as well as maintenance and operation services relating to these cables. Over the last few years the Group has increased the capacity purchased for significantly lower prices, as well as reduced maintenance costs. The term of the agreement with respect to capacity purchased from TI Sparkle is in effect until May 2032. The Group has the option to terminate agreements with respect to parts of the capacity in 2022 and 2027. The remainder of the obligation under all existing agreements as of December 31, 2018 is NIS 92 million.

D.
In March and April 2017 the Sharing Agreements came into effect – (1) the 4G network sharing and 2G and 3G hosting services agreement with Xfone (which commenced operating in the cellular market in April 2018), (2) the 3G and 4G network sharing and 2G hosting services agreement with Golan (originally entered into with Electra and adopted by Golan, after being acquired by Electra) and (3) an agreement combining the 4G network sharing arrangements of the Xfone agreement and the Golan agreement into one three-way agreement.

The Sharing Agreements set the terms under which the sharing networks operate, including:

●
usage of the parties' relevant frequencies, management and operation by separate entities, or the Joint Corporations, possession of equal parts of the shared network active elements, investment in equal parts in future active elements and IRU of each sharing party to the other sharing parties and IRU by us to  the other sharing parties and the Joint Corporations to our passive elements of the shared networks, services provided by us to the Joint Corporations, as a subcontractor and certain arrangements for separation of the parities and adding another sharing party.

●
The agreements are for a term of ten years, and will be extended for additional periods, unless either party notifies otherwise. The termination of the Golan Agreement prior to the lapse of the first 10 years due to a breach by Golan will entitle us to liquidated damages of NIS 600 million plus VAT. In addition to standard termination causes, Xfone may terminate its agreement by prior written notice if it decides to cease operating in the cellular market in Israel.

●
The average annual consideration to be received by us under the Golan agreement (starting with lower annual payments and increasing over the term) is expected to be in a range of approximately NIS 210-220 million plus VAT, depending on Golan's number of subscribers and their usage of the shared network and our 2G network.

●
The consideration for us under the Xfone agreement includes substantially similar arrangements (mutatis mutandis to its sharing and hosting agreement), but during a period of up to five years beginning April 2018, Xfone will be entitled to replace its payments for IRU to the passive network and operating costs with a monthly payment per subscriber, but in any case not less than certain minimum annual amounts (ranging between approximately NIS 20 million in the first year and approximately NIS 110 million in the fifth year).

●
Under the Golan Agreement (which replaces the former national roaming services agreement) in April 2017, we provided a loan to Golan in the sum of NIS 130 million for a period of 10 years to be repaid in 6 semi-annual equal installments beginning the 8th year of the Term (interest and CPI differentials to be accrued, will be paid as of the 6th year). The loan is guaranteed by a second degree floating charge on Golan's assets and rights (excluding certain exceptions) or an equivalent guaranty.

According to the terms of the Golan agreement, part of the consideration is recognized as revenues and part is recognized as a reduction of operation costs.

The agreement includes a number of performance obligations for revenue recognition purposes: (1) IRU of passive elements; (2) IRU in its part of the existing active elements of the shared 3G and 4G network and 2G hosting services; (3) Transmission services. In addition, Golan shall pay the Company for participation in the operating costs of the 3G and 4G shared network and 2G network and future ongoing investments in the shared networks, according to a mechanism set in the agreement.

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

An agreement with salesforce.com EMEA Limited, or Salesforce, for the provision of Salesforce's CRM SAAS platform, including various products and services and support for the agreement term. The agreement is valid until August 2019 and may be terminated by the Company subject to prior written notice.

The Company also has an option to renew the agreement for two additional periods of 5 years each under certain terms.

Two agreements with Vlocity UK Ltd., or Vlocity, as follows: (i) an agreement for the provision of Vlocity's telecom-CRM SAAS solution, based on Salesforce platform, including support for such services for the agreement term. This agreement is valid until November 2019. and (ii) an agreement for the development and customization for Salesforce's and Vlocity's CRM solution. This agreement will be valid until the project is completed, and may be terminated by the Company subject to prior written notice.

G.
In July 2018, the Company entered a new collective employment agreement with its employees' representatives and the Histadrut (an Israeli union labor) for a three year period until the end of 2020, which is similar to the Company's previous collective employment agreement (which expired at the end of 2017) and includes certain nonmaterial additions.

In January 2019, after the end of the reporting period, the Histadrut, the union representing the   Company's employees, announced of a labor dispute.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 30 - Commitments (cont'd)

H.
In March 2019, after the end of the reporting period, the Company entered into the following definitive agreements, or the Transaction, which in addition to standard and customary conditions, include the following:

·
Purchaser Agreements - The Company and the Israel Infrastructure Fund, or IIF, entered into partnership agreements for the purchase of 70% of IBC's share capital by a jointly and equally owned limited partnership (to be formed), or the Purchaser. The Purchaser Agreements contain an undertaking for an additional investment of up to NIS 200 million by both the Company and IIF, pro rata to their holdings in the Purchaser, over a period of 3 years and certain arrangements regarding a party's failure to make its share of the committed investment and regarding dead lock situations.

·
Share Purchase Agreement, or SPA - The Purchaser, IBC, the Israeli Electric Company, or IEC and the other shareholders and main creditors of IBC entered an agreement for the purchase of 70% of IBC's share capital, through investment of the Purchaser in IBC, for a total amount of NIS 103.5 million (subject to certain consideration adjustment mechanism, with respect to IBC’s net working capital at closing), or the "Consideration, to be provided partly as investment and partly as shareholders' loan. The other 30% of IBC's issued and outstanding share capital will be owned by IEC. The Consideration shall be used to settle generally all of IBC's debts (other than a certain amount to IEC). The SPA contains certain precedent conditions to the closing of the transaction, including regulatory approvals, the receipt of updated licenses with reduced deployment obligations, as well as the effectiveness of the other agreements.

·
Shareholders Agreement - The Purchaser and IEC (holding 70% and 30% of IBC's share capital, respectively) entered into a shareholders agreement. The agreement regulates the management of IBC, including certain arrangements regarding funding of IBC and dilution (and anti-dilution in certain circumstances) of non-participating shareholders.

·
IRU Agreement – The Company and IBC entered into an agreement granting to the company an indefeasible right of Use, or IRU to a 10-15% percentage of IBC's fiber optics 'home pass' (i.e. fiber-optic actually reaching / connected to the building), as shall be deployed by IBC in the next 15 years (and may be extended to additional periods with no additional consideration other than annual maintenance payments). The undertaking is subject to certain conditions which should be satisfied at the closing of the SPA and certain amount is available immediately. The IRU consideration is subject to actual IBC's 'home pass' deployment, and is expected to increase each quarter based on the actual addition of 'home passes' deployed during such quarter and shall be paid in 40 quarterly installations (10 years), in addition to annual maintenance payments.

·
IEC Services Agreement - IBC and IEC entered into an agreement updating IBC's existing right of use and services agreement for IBC's fiber-optic network when deployed over IEC's infrastructure. The IEC Services Agreement includes improved pricing and arrangements for IBC's exclusive right to deploy its fiber-optics over the IEC's electricity network and other services provided by IEC to IBC in relation thereof.

The Shareholders Agreement and the IEC Services Agreement shall become effective at, and are subject to, the completion of the SPA. The Purchaser Agreements and the IRU Agreement became effective upon signing.

The execution of the Transaction will be subject to the said conditions precedent, including regulatory approvals. IBC has already filed a request with the Ministry of Communications for an updated license with reduced deployment obligations. There is no assurance that the Transaction will be approved and executed, nor as to its timing and terms.

In addition, the Company and IIF entered a term sheet for the sale of the company's independent fiber-optic infrastructure in residential areas as shall be at the end of 2019, to IBC, for the sum of NIS180-200 million (subject to the rate of the fiber-optic deployment and the number of actual 'home pass' connected at the end of 2019 and certain adjustments). The consideration for the sale is expected to be partly financed by IBC's shareholders' loans, including by the company. The Fiber-optic sale TS is not part of the Transaction. Once the sale is completed, the IRU Agreement, including the company's obligation to purchase percentage of IBC's fiber optics 'home pass' (as detailed above), shall apply to the infrastructure purchased from the company. The transaction is conditioned on the parties entering a definitive agreement, further agreement with the IEC, closing of the SPA and regulatory approvals. There is no assurance that the parties will reach a definitive agreement, that the sale will be approved and executed, nor as to its timing and terms.

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

The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the consolidated financial statements in respect of all lawsuits against the Group amounted to NIS 63 million (see also Note 14, regarding Provisions).

Described hereunder are the outstanding lawsuits against the Group, classified into groups with similar characteristics. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group.

A.	Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly purported class actions, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. As of December 31, 2018, the amounts claimed from the Group by its customers sum up to NIS 16.238 billion (including approved class actions as detailed below). In addition, there are other purported class actions against the Group, in which the amount claimed has not been quantified if the lawsuits are certified as class actions, and in respect of which the Group has exposure in addition to the above mentioned. In addition, there are other purported class action for approximately NIS 453 million, that has been filed against the Group and other defendants together without specifying the amount claimed from the Group, another purported class action against the Group and other defendants together, in which the amount claimed from the Group was estimated by the plaintiffs to be approximately NIS 3 million, and other purported class actions, that have been filed against the Group and other defendants together in which the amount claimed has not been quantified if the lawsuits are certified as class actions and in respect of which the Group has exposure in addition to the above mentioned.

In December 2017, the District Court approved a lawsuit filed against the Company in May 2015, relating to an allegation that the Company unlawfully charged some of its subscribers for call details reports as a class action. In January 2019, after the end of the reporting period, the Supreme Court expanded the approval relating to an allegation for unlawfully charging additional subscribers for call detail report. The total amount claimed was not quantified by the plaintiffs.

In April 2018, a request to certify a lawsuit filed against the Company in December 2014 was approved as class action, relating to an allegation that the Company unlawfully charged subscribers who disconnected from the Company's services during a certain billing month for the full month. The total amount claimed was not quantified by the plaintiff.

In July 2018, a request to certify a lawsuit filed against the Company in June 2015 was approved as a class action, relating to an allegation that the Company unlawfully charged subscribers for collection expenses due to lack of payment or late payment relating to part of the lawsuit causes of action. The total amount claimed relating to the original lawsuit was estimated by the plaintiffs to be millions of NIS.

Of all the consumer purported class actions, in three purported class actions with aggregate amounts claimed estimated by the plaintiffs of approximately NIS 15.034 billion, and in three purported class actions that has been filed against the Group without specifying the amount claimed from the Group, settlement agreements were filed with the court and the proceedings are still pending.

Of all the consumer purported class actions, there is a purported class action for approximately NIS 15 million, of which at this early stage it is not possible to assess the chances of success.

After the end of the reporting period, three purported class actions against the Group, with aggregate amounts claimed estimated by the plaintiffs of approximately NIS 186 million were concluded.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 31 - Contingent Liabilities (cont'd)

Described hereunder are the outstanding consumer class actions and purported class actions against the Group broken down by amount claimed if the lawsuit is certified as a class action, as of December 31, 2018:

Claim amount	Number of claims	Total claims amount (NIS millions)
Up to NIS 100 million	15	515
NIS 100-500 million	3	723
Above NIS 1 billion	1	15,000
Unquantified claims	16	-
Against the Group and other defendants together without specifying the amount claimed from the Group	5	453
Against the Group and other defendants together, in which the amount claimed from the Group has been quantified	1	3
Unquantified claims against the Group and other defendants	6	-

Described hereunder are purported class actions against the Group, in which the amount claimed was NIS 1 billion or more:

1.
In March 2015, a purported class action in a total amount estimated by the plaintiffs to be approximately NIS 15 billion, if the lawsuit is certified as a class action, was filed against the Company, by plaintiffs alleging to be subscribers of the Company, in connection with allegations that the Company unlawfully violated the privacy of its subscribers. In February 2017, a settlement agreement was filed with the court and in February 2019, after the end of the reporting period, an updated settlement agreement was filed with the court and proceedings are still pending.

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

As of December 31, 2018, the amounts that are claimed from the Group under these claims total approximately NIS 78 million.

C.	Liens and guarantees

As part of issuance of the Series F and H through L debentures and the loan agreements which the Company entered into, the Company committed not to create liens on its assets, subject to certain exceptions.

The Group has given bank guarantees as follows:

a.	To the Government of Israel (to guarantee performance of the Cellular License) - NIS 80 million.
b.	To the Government of Israel (to guarantee performance of the Licenses of the Group) - NIS 18 million.
c.	To suppliers, government institutions and others - NIS 157 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 32 - Regulation and Legislation

A.
Under an interim order issued by the Supreme Court in September 2010, the Company's ability to rely on the exemption from obtaining a building permit for the construction of radio access devices under cellular networks, was reduced to replacing and relocating existing radio access devices in certain conditions. In October 2018, regulations setting procedures for the construction, changes and replacement of radio access devices exempt from building permits, were enacted. Although these regulations reflect previous judicial limitations placed upon the Company's ability to make changes and replace radio access devices, they also introduce a new licensing procedure that may further reduce the Company's ability to construct new radio access devices based on such exemption.

B.
A policy document regarding landline wholesale services published by the Ministry of Communications in 2012 provided for the creation of an effective wholesale telecommunications access market in Israel and the gradual annulment of the structural separation in the Bezeq and Hot groups and its replacement with an accounting separation and change of the supervision on Bezeq retail tariffs to maximum tariffs rather than the current setting of fixed tariffs, generally depending on the development of a wholesale market and the state of competition in the market, and with relation to television services, if there is a reasonable possibility of providing a basic package of television services through the internet by providers without a national landline infrastructure.

In 2015, the wholesale landline market was formally launched in Israel in regards to internet infrastructure services and use of certain physical infrastructure by operators who do not own such infrastructure.
Although the wholesale market was formally applicable to Hot's infrastructure as well, Hot's infrastructure has been effectively excluded from the wholesale market up until 2018, initially as the maximum tariffs for Hot's wholesale infrastructure service were not published by the MOC until June 2017 (and are higher than those set for Bezeq's service) and thereafter, due to disagreements with Hot as to the implementation of the service, which were resolved by the MOC. The Ministry of Communications resolved not to interfere with the tariffs Hot has set for its wholesale telephony service.

In June 2017, the Ministry of Communications published regulations setting Bezeq's resale telephony service to be provided by Bezeq as of July 2017, as a temporary 14 month alternative for wholesale landline telephony service and postponed Bezeq's obligation to offer wholesale telephony service until the lapse of said resale telephony service period. In June 2018, the Ministry of Communications resolved not to prolong said Bezeq's temporary alternative further and to obligate Bezeq to provide wholesale landline telephony services as of August 1, 2018.

Further, in January 2016, the Ministry of Communications announced its intention to annul Bezeq and Hot's structural separation as part of its plan to ensure massive investment in fiber optics infrastructure in Israel. In December 2016 the Ministry of Communications informed Bezeq that it intends to hold a public hearing regarding a possible annulment of the corporate separation and thereafter the structural separation in the Bezeq group. In February 2019, Bezeq filed a petition with the Supreme Court of Justice, against the MOC, requesting the immediate cancellation of the structural separation imposed on Bezeq.
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

C.
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

D.
In May 2018, the Ministry of Communications amended the Company's licenses to regulate the manner of response of call centers, including measurable parameters for response times. The amendment shall come into force in March 2019 but is subject to further hearing process published in October 2018. In addition, in July 2019, an amendment to the Israeli Consumer Protection Law regulating the manner of response of call centers, will also come into effect. The amendment includes measurable parameters for response times, which are partly incompatible with the said amendment to the Company's licenses.

Note 33 - Related Parties

A.	Balance sheet

	December 31,	December 31,
	2017	2018
	NIS millions	NIS millions
Current assets	2	3
Current liabilities	2	1
Long-term liability - debentures (including current maturity)*	-	-

* Debentures balance held by related parties, which includes debentures held for the benefit of the public, through, among others, provident funds, mutual funds and pension funds, as of December 31, 2018 and 2017, is NIS 8 million par value linked to the CPI and NIS 19 million par value linked to the CPI, respectively.

B.	Transactions with related and interested parties executed in the ordinary course of business at regular commercial terms:

	Year ended December 31,
	2016	2017	2018
	NIS millions	NIS millions	NIS millions
Income:

Revenues	17	13	12

Expenses:

Cost of revenues and other	16	16	13

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

Executive officers also participate in the Group’s share option program (see Note 20, regarding Share-Based Payments).

Key management personnel compensation is comprised of:

	Year ended December 31,
	2016	2017	2018
	NIS millions	NIS millions	NIS millions
Short-term employee benefits	4	6	4
Share-based payments	1	1	1

	5	7	5

D.	Agreements with DIC

In October 2006, the Company entered into an agreement with DIC pursuant to which DIC provides the Company with advisory services in the areas of management, finance, business and accountancy. In 2015, the agreement was amended so that the annual consideration for DIC management services would be equal to the director's fees (both the annual fee and the meeting attendance fee) paid to the Company's external and independent director (which is in the amount of NIS 134,180 per year and NIS 4,035 per meeting, adjusted for changes in the Israeli CPI for October 2015), for each director that DIC nominates or proposes to the Company's Board of Directors, but no more than five directors. This agreement was not renewed for an additional term after October 2018.