Form 20-F/A
period 2018-12-31
Cellcom Israel Ltd.
filed 2019-04-01
CIK 1385145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20–F/A
(Amendment No. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

☐ Yes    ☒ No

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F of Cellcom Israel Ltd. (“Cellcom”) for the year ended December 31, 2018 filed on March 18, 2019 is being filed solely for the purpose of filing the correct version of the Consent of Independent Registered Public Accounting Firm - Somekh Chaikin as Exhibit 15.1 hereto.

This Form 20-F/A consists of a cover page, this explanatory note, Item 19, the signature page and the Exhibits (as updated).

ITEM 19.        EXHIBITS

Exhibit Number	Description

1.1	Updated Articles of Association and Memorandum of Association (5)
2.1	Form of Ordinary Share Certificate(1)
4.7	Shelf Prospectus Indenture dated March 7, 2012, between Cellcom and Strauss Lazar Trust Company (1992) Ltd.(2)
4.7.1	Amendment and Addendum no. 1 to the Indenture from January 19, 2012, dated March 7, 2012, between Cellcom and Strauss Lazar Trust Company (1992) Ltd.(2)
4.8	Series H and I Indenture dated June 23, 2014, between Cellcom and Mishmeret Trust Services Company Ltd., as amended in Addendum no.1 dated June 26, 2014(3)
4.9	Series J and K Indenture dated September 25, 2016, between Cellcom and Mishmeret Trust Services Company Ltd.(4)
4.10	Series L Indenture dated January 21, 2018, between Cellcom and Strauss Lazar Trust Company (1992) Ltd.(5)
4.12	Registration Rights Agreement dated March 15, 2006 among Cellcom, Goldman Sachs International, DIC, DIC Communications and Technology Ltd. and PEC Israel Economic Corporation(1)
4.13	Amended Non-Exclusive General License for the Provision of Mobile Radio Telephone Services in the Cellular Method dated June 27, 1994(7)
4.15	Amended 2015 Share Incentive Plan(6)
8.1	Subsidiaries of the Registrant(7)
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act*
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act*
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act(7)
15.1	Consent of Independent Registered Public Accounting Firm - Somekh Chaikin*
15.2	Consent of Independent Registered Public Accounting Firm - Keselman & Keselman(7)
15.3	Letter of Somekh Chaikin addressed to the SEC pursuant to Item 16F(7)

Exhibit Number	Description

101.INS	XBRL Instance Document(7)
101.SCH	XBRL Taxonomy Extension Schema Document(7)
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document(7)
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document(7)
101.LAB	XBRL Taxonomy Extension Label Linkbase Document(7)
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document(7)
______________

*	Filed herewith.

(1)	Incorporated by reference to our registration statement on Form F-1 (registration no. 333-140030) filed with the SEC on January 17, 2007.

(2)	Incorporated by reference to our annual report on Form 20-F for the year 2011 filed with the SEC on March 7, 2012.

(3)	Incorporated by reference to our annual report on Form 20-F for the year 2014 filed with the SEC on March 16, 2015.

(4)	Incorporated by reference to our annual report on Form 20-F for the year 2016 filed with the SEC on March 20, 2017.

(5)	Incorporated by reference to our annual report on Form 20-F for the year 2017 filed with the SEC on March 26, 2018.

(6)	Incorporated by reference to our registration statement on Form S-8 filed with the SEC on August 13, 2015.

(7)	Incorporated by reference to our annual report on Form 20-F for the year 2018 filed with the SEC on March 18, 2019.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cellcom Israel Ltd.
By:	/s/ Nir Sztern
	Name:	Nir Sztern
	Title:	President and Chief Executive Officer

Date: April 1, 2019