Form 20-F
period 2019-12-31
Cellcom Israel Ltd.
filed 2020-03-23
CIK 1385145

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C.  20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to __________________

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

Address of principal executive offices)

Liat Menahemi Stadler, 972-52-9989595 (phone), 972-98607986 (fax), LIATME@cellcom.co.il, 10 Hagavish Street, Netanya 4250708, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, par value NIS 0.01 per share	(CEL)	New York Stock Exchange (“NYSE”)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2019, the Registrant had outstanding 147,288,446 Ordinary Shares, par value NIS 0.01 per share.

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

☒ Yes    ☐ No

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

☐ Yes     ☒ No

 (Applicable only to Issuers involved in bankruptcy proceedings during the past five years).

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes      ☐ No

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

Unless we indicate otherwise, U.S. dollar translations of the NIS amounts presented in this annual report are translated for the convenience of the reader using the rate of NIS 3.456 to $1.00, the representative rate of exchange as of December 31, 2019 as published by the Bank of Israel. The translation is for the convenience of the reader only, and it does not represent the fair value of the translated assets and liabilities.

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

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.            SELECTED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, the notes thereto, the independent registered public accounting firms’ report and the convenience translation of the consolidated financial statements as of and for the year ended December 31, 2019 into U.S. dollars solely for the convenience of the reader, included elsewhere in this annual report.

The selected data presented below under the captions “Income Statement Data” and “Statement of Financial Position Data” for, and as of the end of, each of the years in the five-year period ended December 31, 2019, are derived from the consolidated financial statements of Cellcom Israel Ltd. and subsidiaries. The consolidated financial statements as of December 31, 2018 and 2019, and for each of the years in the three-year period ended December 31, 2019, and the report thereon, are included elsewhere in this annual report. Data for 2016 and 2015, and the selected consolidated balance sheet data as of December 31, 2017, 2016 and 2015, have been derived from our previously reported audited consolidated financial statements, which are not included in this annual report. The selected financial data should be read in conjunction with our consolidated financial statements and accompanying notes and “Operating and Financial Review and Prospects” appearing in Item 5 of this annual report, and are qualified entirely by reference to such consolidated financial statements.

The information presented below under the caption “Other Data” contains information that partly is not derived from the financial statements.

For your convenience, the following tables also contain U.S. dollar translations of the NIS amounts presented at December 31, 2019, translated using the rate of NIS 3.456 to $1.00, the representative rate of exchange on December 31, 2019 as published by the Bank of Israel.

	Year Ended December 31,
	2015	2016	2017*	2018*	2019	2019
	(In NIS millions, except where indicated otherwise)					(In US$ millions)
Income Statement Data:
Revenues	4,180	4,027	3,871	3,688	3,708	1,073
Cost of revenues	2,763	2,702	2,680	2,661	2,725	788
Selling and marketing expenses	620	574	479	567	610	177
General and administrative expenses	465	420	426	360	329	95
Other income (expenses), net	22	21	*42	*1	(20)	(6)
Operating profit	310	310	*328	*101	24	7
Financing expense, net	177	150	*175	*171	144	42
Tax benefit(tax on Income)	(36)	(10)	(40)	6	23	7
Losses of equity	-	-	-	-	(10)	(3)
Net income (loss)	97	150	113	(64)	(107)	(31)
Basic earnings (loss) per share (in NIS)	0.95	1.47	1.11	(0.58)	(0.90)	(0.26)
Diluted earnings(loss) per share (in NIS)	0.95	1.47	1.10	(0.58)	(0.90)	(0.26)
Weighted average ordinary shares used in calculation of basic earnings per share (in shares)	100,589,458	100,604,578	100,654,935	107,499,543	118,376,455
Weighted average ordinary shares used in calculation of diluted earnings per share (in shares)	100,589,530	100,698,306	100,889,661	107,499,543	118,376,455

(*)The results at and for the years 2017, 2018 have been reclassified regarding a change in accounting policy regarding long term credit transactions

Statement of Financial Position Data:
Cash and cash equivalents	761	1,240	527	1,202	1,006	291
Working capital	625	1,074	692	1,269	933	270
Total assets	6,278	6,662	6,087	6,749	7,162	2,072
Total equity	1,185	1,340	1,441	1,677	1,887	547

Other Data:
Adjusted EBITDA(1)	872	858	*884	*687	940	272
Capital expenditures	396	382	550	647	562	163
Dividends declared per share	-	-	-	-
Net cash from operating activities	836	781	774	770	1,036	300
Net cash used in investing activities	(96)	(364)	(644)	(631)	(560)	(162)
Net cash from (used in) financing activities	(1,136)	62	(843)	537	(672)	(194)
Cellular Subscribers (in thousands)(2)	2,835	2,801	2,817	2,851	2,744	-
Churn rate of cellular subscribers(4)	42.0%	42.4%	45.8%	43.2%	48.8%
Cellular ARPU (in NIS)(5)	65	63	57	51	51	14
Internet customers (households) (end of period) (in thousands)(3)	95	156	222	269	278	-
TV customers (households) (end of period) (in thousands) (3)	63	111	170	219	258

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

The following is a reconciliation of net income to adjusted EBITDA:

	Year Ended December 31,
	2015	2016	2017	2018	2019	2019
	(In NIS millions)					(In US$ millions)

Net income (loss)	97	150	113	(64)	(107)	(31)
Financing expense, net	177	150	175	171	144	42
Other expenses (income),net (excluding expense related to employee retirement plans and gain from the sale of a subsidiary );	(3)	8	(1)	-	10	3
Losses of equity					10	3
Tax benefit (tax on income) income	36	10	40	(6)	(23)	(7)
Depreciation and amortization	562	534	555	584	898	260
Share based payments	3	6	2	2	8	2
Adjusted EBITDA	872	858	884	687	940	272

As from January 1, 2019 we apply International Financial Reporting Standard 16, Leases (hereinafter: “IFRS 16” or “the standard”), see note 2-F-1-A to our financial statements.

(2)
Cellular subscriber data refers to active subscribers. We use a six-month method of calculating our cellular subscriber base, which means that we add post-paid subscribers to our subscriber base upon their joining our services and prepaid subscribers upon charging a prepaid card and we deduct subscribers from our subscriber base after six months of no revenue generation and activity on our network (for prepaid subscribers, as of the first quarter of 2019, 'no activity' includes only incoming SMS within our network) and no data usage (as of the first quarter of 2019, 'no data usage' means less than 0.5 Gigabyte over a period of 6 months) or less than NIS 1 of accumulated revenues for M2M (machine to machine) subscribers. The six-month method is, to the best of our knowledge, consistent with the methodology used by other cellular providers in Israel. The 2017 cellular subscriber base includes subscribers added as part of our purchase of the operations of an Israeli Mobile Virtual Network Operator, or MVNO, during the third quarter of 2017. As of the third quarter of 2018, we add M2M subscribers to the cellular subscriber base only upon first use instead of at the time of joining our service as was done until the change. This change did not have a material effect on M2M prior subscriber data. The changes executed at the end of the first quarter 2019, resulted in the deletion of 153,000 subscribers from our cellular subscriber base.

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

(5)
Average monthly revenue per cellular subscriber (ARPU) is calculated by dividing revenues from cellular services for the period by the average number of cellular subscribers during the period and by dividing the result by the number of months in the period.  Revenues from inbound roaming services and hosting and network sharing services are included even though the number of cellular subscribers in the equation does not include the users of those roaming, hosting and network sharing services.  Inbound roaming services, hosting and network sharing services are included because ARPU is meant to capture all service revenues generated by a cellular network. Revenues from repair services pursuant to a monthly subscription, or Subscription Repair Services, are included because they represent recurring revenues generated by cellular subscribers, but revenues from sales of handsets (which for purposes of this report may include other types of cellular end user equipment, such as tablets), non-subscription repair services carried out on a random basis, or Random Repair Service, and other services are not included.  We and industry analysts treat ARPU as a key performance indicator of a cellular operator because it is the closest meaningful measure of the contribution to service revenues made by an average subscriber. The 2019 ARPU was positively affected by the elimination of subscribers during 2019.

We have set out below the calculation of cellular ARPU for each of the periods presented:

	Year Ended December 31,
	2015	2016	2017	2018	2019	2019
	(In NIS millions, except number of subscribers and months)					(In US$ millions)
Revenues	4,180	4,027	3,871	3,688	3,708	1,073
less revenues from equipment sales	1,048	994	952	904	932	270
less other revenues*	869	881	949	1,061	1,102	319
Revenues used in cellular ARPU calculation	2,263	2,152	1,971	1,723	1,674	484
Average number of cellular subscribers	2,898,987	2,832,407	2,797,341	2,826,013	2,752,871	2,752,871
Months during period	12	12	12	12	12	12
Cellular ARPU (in NIS, per month)	65	63	57	51	51	15

*	Other revenues include revenues from other communications services mainly fixed-line revenues and repair services.

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

A substantial part of our operations is subject to the Israeli communications laws and the licenses for the provision of different telecommunications services that we received from the Ministry of Communications in accordance with the Communications Law.  The interpretation and implementation thereof are not certain and subject to change and disagreements have arisen and may arise in the future between the Ministry of Communications, or MOC, and us. The Communications Law and regulations thereunder grant the Ministry of Communications extensive regulatory and supervisory authority with regard to our activities. The MOC may modify our licenses without our consent and in a manner that could limit our freedom to conduct our business and harm our results of operations. Frequent changes, or changes made on a timetable we cannot meet, to our licenses and legislation can increase the risk of noncompliance with our licenses or violation of such legislation and our exposure to lawsuits and regulatory sanctions. The MOC has the authority to impose substantial sanctions in the event of a breach of our licenses or the applicable laws and regulations and the authority to revoke them, in case we materially violate their terms.

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

Further, our business and results of operations could be materially and adversely affected by new legislation and decisions by regulators or the courts that:

•
refuse to approve our acquisition of Golan Telecom Ltd., or Golan, or set unfavorable conditions for such acquisition (see "Item 4. A. History and development of the Company – our history" below), or approve other  mergers or acquisitions in the Israeli communications market, to which the Company is not a party, such as the recently published acquisition proposal of Partner Communications Company Ltd ("Partner") by Hot Telecommunication Systems Ltd ("Hot"), as it may prevent the approval of our acquisition of Golan or other acquisitions or mergers  to which the Company may become a party, or result in the weakening of the Company's competitive standing, including loss of its leading position in the cellular market and related benefits of scale;

•
approve the annulment or further relaxation of the structural separation requirements imposed on the Bezeq communications group, given its monopolistic or duopolistic powers in most areas in which we compete, and also on the Hot communications group (though to a lesser degree, given that Hot already has substantial leniencies despite its monopolistic and duopolistic powers), especially if carried out before an effective landline wholesale market, which includes both telephony and infrastructure, is effected on both Bezeq's and Hot's infrastructure. See also "– We face intense competition in all aspects of our business" below and "Item 4. Information on The Company – B. Business Overview "-Competition";

•
set unfavorable regulation regarding tariffs or influencing tariffs, including high tariffs for wholesale services, increasingly so in light of the rapidly growing demand for data capacity for both internet and television services; or fail to install sufficient mechanisms to prevent Bezeq and Hot from reducing their retail tariffs and thereby reducing the difference between the wholesale and retail tariffs ("margin squeeze"), or fail to enforce regulation with respect to the landline wholesale market adversely affecting our competitive capabilities; See also "Item 4. Information on The Company – B. Business Overview "-Competition" and "– Government Regulations – Fixed-line Segment – Landline";

•
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

•
setting different regulation for similar licenses in the various fields of the communications market, such as annulling Bezeq's obligation of a nationwide deployment while such obligation remains in the cellular market, due to the material economic burden such an obligation imposes. See also "– We face intense competition in all aspects of our business" below and "Item 4. Information on The Company – B. Business Overview "-Competition";

•	do not renew our licenses (or renew them on terms that are not favorable to us);

•
do not renew the allocation of our frequencies (where applicable) or limit our usage thereof or demand that we return frequencies allocated to us or use less frequencies than previously allocated to us, or not allow us to obtain additional frequencies, as such become necessary, or do so under unfavorable terms, or demand that we change frequencies on an unreasonable timetable or bear the costs of such an exchange;

•
de facto prevent us from participating in frequencies tenders by setting prerequisites which we cannot meet; conduct frequencies tenders before we are in need of additional frequencies or before we have the means to participate in such  tenders; set unreasonable terms and conditions which may result in us having to pay sums which will further adversely affect our financial condition, or sums substantially higher than those paid by other contenders in the tender or in us not winning frequencies or winning a smaller quantity of frequencies than the quantity we require; or set deployment requirements for our network, using such new frequencies,  requiring us to make substantial investments, without regard to their economic viability nor to our financial situation; see "As a result of substantial and continuing changes in our regulatory and business environment, our operating results, profitability and cash flow have decreased significantly in the past several years, with a loss for 2018. See "Further decline may adversely affect our financial condition" and "We may be adversely affected by the significant technological and other changes in the telecommunications industry "below and "Item 4. Information on the Company – B. Business Overview –– Network and Infrastructure – Cellular Segment – Spectrum allocation;"

•
lower entry barriers and  encourage additional competitors to enter the communications market , such as allowing new contenders to participate in the new frequencies tender and provide 5G services and reducing requirements for obtaining an internet infrastructure service provider license (as proposed in a public hearing), which may further increase the competition in the market; substantially widen the current ability to self-provide communications services;

•	providing certain communications services currently purchased from licensed operators by the state or entities operating on its behalf;

•	impose new safety or health-related requirements;

•
impose additional restrictions or requirements with respect to the construction and operation of cell sites or the networks (see "We may not be able to obtain permits to construct and operate cell sites" below);

•
refuse to approve other operators' investment in our subsidiary IBC Israel Broadband Company (2013) Ltd.'s, or IBC. See also "Item 4. Information on the Company – B. Business Overview – Network and Infrastructure – Fixed-line Segment – Fixed-line Infrastructure – Investment in IBC";

•
impose restrictions or demand we meet additional requirements on the provision of services or products we provide or regulate or otherwise intervene with the terms under which we advertise, market, price (including changes thereof) or provide them to our subscribers, credit terms, including in respect of existing agreements;

•	allow other operators or other parties to provide services previously provided only by us to our subscribers;

•
set higher service standards or costly requirements relating to the service we provide our customers, both in relation to our network quality and coverage and our customer service, including response times at our call centers;

•	set a timetable for the implementation of new requirements in our license or other legislation which we cannot meet;

•
impose a stricter policy or set stricter regulation with respect to privacy protection, such as with regard to data protection, collection, amelioration, segmentation or usage of data, including for commercial activities by us or for the benefit of third parties;

•
impose regulation on our "over-the-top", or OTT, TV services, including the requirement to finance original productions, or applying such regulation to us and not to other OTT TV providers. See "– Item 4. Information on the Company – B. Business Overview – Government Regulations ― Fixed-line Segment – OTT TV"; and

•
limit or prohibit the renewal of our licenses and allocation of additional frequencies to us, as we are included in the list of concentrated entities (being a subsidiary of Discount Investment Corporation Ltd., or DIC) published annually according to the Law for the Promotion of Competition and the Mitigation of Concentration, or the Concentration Law;

•	impose unfavorable regulation on IBC's operations or competitive standing, in as much as same shall have an adverse effect on us as indirect shareholder or customer of IBC.

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

The Israeli telecommunications market is highly competitive in many of its elements. The competition level has increased substantially in recent years, following the entry of additional competitors and regulatory changes alleviating entry barriers and transfer barriers.  Specifically in the cellular market, price competition and erosion, high churn rate and high subscriber acquisition costs continue to materially affect our and other mobile network operators', or MNOs', revenues and profitability. The current level of competition in all the markets in which we operate and aggressive price plan offerings by our competitors may continue. See also the "Competition" section under “Item 4. Information on the Company - B. Business Overview","—Competition – Fixed-line Segment– Internet infrastructure and Connectivity Business" and "– Telephony Business". Should the current level of competition continue, it will continue to adversely affect our results of operations. Any of the following developments materializing in our market, may result in increased competition and further materially adversely affect our profitability:

•	tariffs maintained at their current level or decreasing even further, including as part of a bundle;

•
failure to complete our acquisition of Golan (see "Item 4. A. History and development of the Company – our history" below), or other mergers or acquisitions in the communications market, to which the Company is not a party, such as the recently published acquisition proposal of Partner by Hot, as it may prevent the approval of our acquisition of Golan or other acquisitions or mergers  to which the Company may become a party, or result in weakening of the Company's competitive standing, including loss of its leading position in the cellular market and related benefits of scale;

•
an ineffective landline wholesale market, including the de facto exclusion of telephony wholesale services, services provided not in line with the wholesale market criteria and not enforced by the MOC; unfavorable pricing harming our ability to provide competitive bundles and compete with the Hot and Bezeq groups, or change of current regulation to a less favorable one, given our dependence on the landline wholesale market in supplying our landline infrastructure services; or further escalation of the competition by Bezeq and Hot, such as Hot continuing to decrease its retail services and lack of 'margin squeeze' prevention regulation and Bezeq commencing the sale of fiber-optic infrastructure service, given their dominance in the landline market, especially if the structural limitations on these groups are alleviated before an effective landline wholesale market is in effect; unfavorable regulation to IBC's competitive capabilities, in as much as same shall have an adverse effect on us as an indirect shareholder of IBC or as a customer of IBC, given our 15 year undertaking to purchase indefeasible right of use, or IRU to IBC's network at the agreed price, regardless of the fact that more favorable proposals may be available to us in the future. See also "Item 4. Information on The Company –B. Business Overview – Government Regulations – Fixed-line Segment – Landline";

•
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

•
entrance of new competitors, including major global and local companies, to any of the markets we operate in, such as in the new frequencies tender allowing the entry of new 5G operators and as proposed in a public hearings proposing the lowering or regulatory requirements for the provision of internet infrastructure service,  or such as Netflix, Amazon and other OTT participants entering the TV market, or complementary services becoming competitive to our services, or the entry of existing competitors to additional markets or segments where they are currently not or less active, or as a result of regulatory changes, allowing other operators to provide services currently provided only by us to our subscribers. See "Item 4. Information on The Company –B. Business Overview – Network and Infrastructure – Cellular Segment – Spectrum allocation" and "– Competition"; or if certain communications services currently purchased from licensed operators are provided by the state or by entities operating on its behalf;

•
IBC's failure to deploy widespread landline infrastructure which we can procure, given the growth of our TV and internet services and the substantially more expensive wholesale alternative. Further, this may limit our broadband bandwidth offering in comparison to our competitors who have their own infrastructure, since currently our offering of such service is mainly dependent on the landline wholesale market services. See "Item 4. Information on the Company –B. Business Overview –– Competition – Fixed-Line Segment";

•
our inability or failure to purchase additional frequencies or to purchase frequencies in an amount equal to our competitors or in a sufficient amount, or to make the necessary investments in our networks or in our business in general, in order to maintain our competitive standing, given our financial situation or otherwise. See "- As a result of substantial and continuing changes in our regulatory and business environment, our operating results, profitability and cash flow have decreased significantly in the past several years, with a loss for 2018. Further decline may adversely affect our financial condition" and "We may be adversely affected by the significant technological and other changes in the telecommunications industry" below;

•	regulatory or technological changes, such as implementation of an electronic SIM (e-SIM) in cellular end-user equipment, facilitating even further transfer of customers among operators;

•
the continued increased competition in the handsets market may result in decreased handset sales. See also "-We may not be able to maintain current handsets sales revenues and profitability." below and "Item 4. Information on The Company –B. Business Overview – Competition – Cellular Segment";

•	some of our competitors may be able to obtain better access and terms of engagement with international suppliers or foreign carriers, than we do, due to their affiliation with international groups; or

•
if our services are adversely affected by, or we are required to bear the costs of, a frequencies change or frequencies reduction, which do not affect our competitors, or if neighboring countries block or interfere with our services while our competitors' services remain uninterrupted. See "We may be adversely affected by the significant technological and other changes in the telecommunications industry" below;

•	an adverse change to IBC's competitive standing, in as much as same shall have an adverse effect on us as an indirect shareholder of IBC or a customer of IBC.

As a result of substantial and continuing changes in our regulatory and business environment, our operating results, profitability and cash flow have decreased significantly in the past several years, with a loss for 2018 and 2019. Further decline may adversely affect our financial condition.

Our operating profit in 2019 was NIS 24 million ($7 million), a decrease of 76.2% from NIS 101 million ($29 million) in 2018 and a decrease of 69% from NIS 328 million in 2017. We recorded a net loss in 2019 of NIS 107 million ($ 31 million), compared to a net loss in 2018 of NIS 64 million ($19 million) and net income of NIS 113 million in 2017. The Company's net cash from operating activities in 2019 increased in comparison with 2018 due to the adoption of IFRS 16 standard (for details see "Item 5. Operating and financial review and prospects – A.  Operating results – Overview" below. The principal factor leading to the continued decline in our operating results over the past several years has been the intense competition resulting largely from regulatory developments intended to enhance competition in the Israeli telecommunications market. These developments have caused, over the past several years, significant erosion in the prices charged for the provision of cellular services.  In August 2019 our rating in relation to our debentures traded on the Tel Aviv Stock Exchange, or TASE, was downgraded to ilA and our rating outlook was maintained at “negative”. Our and another cellular operator's controlling shareholder recognized a substantial impairment of goodwill expense associated with us and the other cellular operator, in their respective financial reports for the second quarter of 2019 and the already intense competition in the cellular market further heightened with campaigns announcing tariffs as low as US$ 3-4 per month for a cellular package. These developments had an adverse effect on our financial condition and the perception of the Israeli telecommunications market in general and of us more specifically – given our substantial debt, resulting in the substantial decrease of our shares' price, hardening requirements to access additional credit from banks and increase of our debentures yield, signifying increased cost of future debt raised from the capital market.

Although we have announced and put in motion a comprehensive restructuring plan, or the Restructuring Plan, in September 2019 (see "Item 5. Operating and Financial Review and prospects – A. Operating Results" below), following which our debentures' yield decreased and we completed a successful capital raise in December 2019 (see "Item 5. Operating and Financial Review and Prospects.  – B. Liquidity and Capital Resources – Issuances of equity securities" below) and entered a new collective employment agreement (see Item 6. Directors, senior management and employees - D. Employees" below),  we cannot guarantee the Restructuring Plan will be fully executed or the effects it will have on our results of operations and financial condition,  as our business environment continues to be characterized by increased competition in the various markets in which we operate. The factors which affected the Israeli communications market may continue to negatively impact our business, which may further adversely affect our results of operations and financial condition – that being more volatile than our competitors, due to our substantially larger amount of debt. The completion of the transaction to purchase Golan's share capital, if completed, and the need to finance such purchase would impose additional financial burden on our results of operations (see Item 4. A. History and development of the Company – our history" below). Other impacts may include the need to reduce investments, in absolute terms and in comparison to our competitors, which may harm our competitive standing and potential future growth, adversely affect our ability to raise additional debt and refinance our existing debt or adversely affect the terms and price of such debt raising, which in turn may further adversely affect our financial condition and may require equity capital raising, if possible; or on the contrary -  require us to make substantial investments in order to maintain our competitive standing and potential future growth, such as pay large sums for additional frequencies and invest large sums in the deployment of a corresponding network, despite our substantial debt and reduced profitability, which in turn may lead to additional downgrade of our debentures rating, may adversely affect our financial condition and our ability to raise additional debt and refinance our existing debt or adversely affect the terms and price of such debt raising and may require equity capital raising, if possible.  See also " - We may be adversely affected by the significant technological and other changes in the telecommunications industry", "Our handsets revenues and profitability have decreased and are expected to decrease further and "- Our substantial debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability" below.

In 2020, as part of the global effects of the Corona virus, our roaming revenues have been adversely effected. If such effects continue for a long duration, they would further adversely affect our handset sales and all aspects of our operations, resulting in a material adverse effects on our results of operations. Furthermore, as part of the global effects of the Corona virus on the capital markets, our debentures yield have increased substantially. If such effects continue and for the duration they so continue, it would adversely affect our access to additional debt and capital. See "The Corona virus may adversely affect our results of operations" below.

We may not be able to obtain permits to construct and operate cell sites

We depend on our network of cell sites to maintain and enhance network coverage for our cellular subscribers. We also deploy and operate microwave sites as part of our transmission network. The construction and operation of these various facilities are highly regulated and require us to obtain various consents and permits.

We have experienced difficulties in obtaining some of these consents and permits, particularly in obtaining building permits for cell sites from local planning and building authorities. As of December 31, 2019, we operated a small portion of our cell sites without building permits or applicable exemptions and approximately 33% of our cell sites without building permits in reliance on an exemption from the requirement to obtain a building permit, mainly for radio access devices. Such reliance had been challenged and under an interim order issued by the Supreme Court in September 2010, was reduced to replacing or relocating existing radio access devices under certain conditions. In October 2018, regulations setting procedures for the construction, changes and replacement of radio access devices exempt from building permits were enacted (and the interim order was annulled). Although these regulations reflect previous judicial limitations placed upon our ability to make changes and replace radio access devices, they also introduce a new licensing procedure that further reduces our ability to construct new radio access devices based on such exemption. This may adversely affect our existing networks and our networks' build out, more so in light of the necessity to support new frequencies if we win them in the frequencies tender (see "Item 4. Information on The Company – B. Business Overview –– Network and Infrastructure – Cellular Segment – Spectrum allocation").  In addition, the Ministry of Justice expressed an opinion that such regulations and the exemption do not relate to the radio access devices' ancillary equipment. The Ministry of Justice is expected to publish further instructions in the matter. The exclusion of the ancillary equipment from the exemption, if adopted, could adversely affect our existing networks and our networks' build out. For additional details see "-“Item 4.B – Business Overview – Government Regulations – Cellular Segment – Permits for Cell Site Construction”.

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

Several local planning and building authorities are claiming that Israeli cellular operators may not receive building permits, in reliance on the Israeli National Zoning Plan 36, or the Plan, which regulates cell site construction and operation, for cell sites operating in frequencies not specifically detailed in the frequencies charts attached to the Plan and have refused to provide a building permit in a number of cases. Following conflicting district court decisions regarding this claim, the Ministry of Justice expressed an opinion negating such claims and the matter is expected to be decided by the Supreme Court. Some of the frequencies to which we are required to transfer according to the MOC's instruction  and all the frequencies included in the new frequencies tender (see "We may be adversely affected by the significant technological and other changes in the telecommunications industry" below) are not specifically detailed in the Plan. Most of our cell sites and many cell sites operated by other operators also operate in frequencies not specifically detailed in the Plan.

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

If we are unable to obtain or rely on exemptions from obtaining or to renew building or other consents and permits for our existing cell sites or other facilities, or if the Plan is changed to include additional restrictions and requirements on the construction and operation of cell sites or should the Supreme Court rule against the Company regarding the claim in relation to frequencies not specifically detailed in the Plan, it could adversely affect our existing network and its build-out, delay the deployment of our 4G network using additional frequencies and future generations, negatively affect the extent, quality and capacity of our network coverage and our ability to continue to market our products and services effectively, all of which may have a material adverse effect on our results of operations and financial condition.

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

In 2015, we entered into the first collective employment agreement with our employees' representatives and the Histadrut, an Israeli labor union, for a term of 3 years. In 2018 we entered into a new collective employment agreement for another term of 3 years (2018-2020) and in May 2019 and February 2020 we entered into new collective employment agreements which amended the 2018 agreement. The 2015 and 2018 agreements have consistently increased our employment costs. The agreement defines employment policy and terms in various aspects, including payments to the employees, procedures relating to manning a position, change of place of employment and dismissal, including management's and the employees' representative's respective authority with regards to each. As a result, our day-to-day operations and our ability to execute organizational and personnel changes is more limited, cumbersome, costly and lengthy, as reflected in the voluntary retirement plans carried out in 2014 – 2016, 2018 and 2020, and requires more management attention that would otherwise be available for our ongoing business. Both in January and September 2019, the Histadrut announced a labor dispute at the Company, following the Company's announcement of its intention to execute a substantial reduction in the number of employees, pursuant to which the employees would be entitled to take organizational steps (including a strike). Simultaneously with the September 2019 declaration of a labor dispute, the employees' representatives commenced a sudden and unlawful strike which ended the following day, following an understanding as to negotiations on the matter. The January 2019 declaration of labor dispute ended with the execution of the 2019 agreement and the September 2019 declaration ended with the execution of the 2020 agreement.

Further disagreements with the employees' representatives, may trigger work stoppages or other disruptions to our operation and an adverse impact on our services or customer service, changes may fail to be executed or be executed in a materially different way than planned, resulting in substantially lower savings than expected or requiring materially increased employment costs. Increased costs, inability or limited ability to make organizational and personnel changes, as well as work stoppages or other disruption to our operations and limitations on management's discretion, may damage the efficiency and quality of our operations, and may lead to damage to our reputation, increased customer churn, loss of market share and reduced profitability.

We are exposed to, and currently are engaged in, a variety of legal proceedings, including class action lawsuits.

We provide services to millions of subscribers on a daily basis. As a result of the scope and magnitude of our operations, as well as the multitude of pricing plans for stand-alone and bundles of services, the large amount of usage data our information systems need to process and record with relation to our subscribers according to their respective pricing plans, the frequent and multiple changes to our operation and pricing plans due to regulatory changes or in response to the changing market conditions, and the involvement of thousands of sales and customer service representatives in the sale process and after sale contacts with our existing or prospective customers - all increasing the risk of discrepancies occurring between a pricing plan and the information processed by our internal information systems or inadequate information provided, despite our continued efforts to the contrary - we are subject to the risk of a large number of lawsuits, including class action suits by consumers and consumer organizations. These actions are costly to defend and could result in significant judgments against us, which may materially and adversely affect our financial results. Recent years were characterized by a substantial number of purported class actions filed and approved in Israel, the greater involvement of consumer organizations and the Attorney General. In addition to eight class actions approved against us to date, we have entered into several settlement agreements, mostly for immaterial sums, and are currently engaged in dozens of purported class action suits as a defendant, many of which are for substantial amounts. For a summary of certain material legal proceedings against us, see “Item 8 – Financial Information - A. Consolidated Statements and Other Financial Information –Legal Proceedings”.

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

Cyber attacks, including through the use of malware or ransomware, computer viruses, dedicated denial of services attacks, credential harvesting and other means for obtaining unauthorized access to or disrupting the operation of our networks and systems and those of our suppliers, vendors and other service providers, could have an adverse effect on our business. Cyber attacks against companies, including Cellcom Israel, have increased in frequency, scope and potential harm in recent years and have harmed our operations. Cyber attacks may cause equipment failures, loss, disclosure, access, usage, corruption, destruction or the appropriation of information, including sensitive personal information of customers or employees, or valuable content and technical and marketing information, as well as disruptions to our or our customers’ operations. Further, the perpetrators of cyber attacks are not restricted to particular groups or persons. These attacks may be committed by company employees and agents, advertently or inadvertently, or by external actors operating in any geography, including jurisdictions where law enforcement measures to address such attacks are unavailable or ineffective, and may even be launched by or at the behest of nation states. The preventive actions we take to reduce the risks associated with cyber attacks, including protection of our systems and networks, may be insufficient to repel or mitigate the effects of a major cyber attack in the future, as they become more sophisticated and harder to repel.

The inability to operate our networks and systems or those of our suppliers, vendors and other service providers as a result of cyber attacks, even for a limited period of time, may result in significant expenses to us and/or a loss of market share to other communications providers. The costs associated with a major cyber attack on us could include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cybersecurity measures and the use of alternate resources, lost revenues from business interruption and litigation. The potential costs associated with these attacks could exceed the insurance coverage we maintain. Further, certain of our businesses, such as those offering security solutions and infrastructure and cloud services to business customers, could be negatively affected if our ability to protect our own networks and systems is called into question as a result of a cyber attack. In addition, a compromise of security or a theft or other compromise of valuable information, such as financial data and sensitive or private personal information, could result in lawsuits and government claims, investigations or proceedings. Any of these occurrences could damage our reputation and could further result in material adverse effect on our results of operation or financial condition.

There are certain restrictions in our licenses relating to the ownership of our shares.

Our cellular license restricts ownership of our ordinary shares and who can serve as our directors, as follows:

•
our founding shareholder, Koor Industries Ltd. (wholly owned by DIC), or Koor (or its transferee or transferees, if approved in advance by the Ministry of Communications as “founding shareholders”), must own at least 26% of each of our means of control;

•	Israeli citizens and residents among our founding shareholders (or their approved transferees) must own at least 5% of our outstanding share capital and each of our other means of control;

•	a majority of our directors must be Israeli citizens and residents;

•	at least 10% of our directors must be appointed by Israeli citizens and residents among our founding shareholders; and

•	we are required to have a security committee of our Board of Directors that deals with matters relating to state security.

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

The telecommunications market is known for rapid and significant technological changes and requires ongoing investments in advanced technologies in order to remain competitive. In recent years we have witnessed an immense growth of data traffic on both cellular and fixed-line networks which required us to upgrade our cellular and fixed-line networks and purchase increasingly large capacity for our fixed-line internet connectivity and infrastructure services to accommodate such demand. We estimate that data traffic will continue to rapidly grow in the future, among other things, due to high definition and 4K content and TV services provided over the internet (both cellular and landline). Corona virus containment restrictions imposed by the Israeli government have substantially increased demand and such elevated demand is expected to continue during the containment period. To meet the growing demand for cellular data traffic, we are required, among other things, to continue our investment in our 4G network and to continue the upgrade of our transmission network to allow larger capacity and higher data speed rates. Winning additional frequencies in the new frequencies tender shall further allow us to maintain a quality 4G service over time and provide 5G service at a later date. To meet the growing demand for landline data traffic and find more cost effective alternatives for the capacity we purchase from Bezeq who owns a widespread landline broadband infrastructure, we have invested in deploying our own infrastructure, invested in IBC, and sold our independent fiber-optic infrastructure in residential areas to IBC and entered an indefeasible right of use agreement with IBC for its network (see also "Item 4. Information on the Company – B. Business Overview – Network and Infrastructure – Fixed-line Segment – Fixed-line Infrastructure – Investment in IBC"). Such endeavors are both costly and require management attention which could have been directed elsewhere.

Further, in March 2020, the Ministry of Communications determined that the replacement of our and another operator's 850 MHz frequencies with frequencies compatible with international standardization for our region will be effected as follows:   phase 1 - our current 2x10 850MHZ frequencies will be reduced and replaced with other 2x5 MHz 850MHZ frequencies on June 1, 2020; phase 2 - at a later date to be determined, we will be awarded 2x5 MHz in the 800 frequencies; phase 3 - at a later date to be determined, the aforesaid 850MHz and 800MHz frequencies will be replaced with other 2x10 MHz in the 800 frequencies; additional frequencies may be allocated to us for limited periods during the transition period.  Such replacement, will involve material investments in our networks, including the replacement of radio equipment in all of our cellular sites and may, during such project, adversely affect our products and services or quality thereof and our ability to comply with quality standards set in our license and impose a material hardship on the Company, both financially and operationally, which may have an adverse effect on our results of operations. Further, some of the frequencies to which we are required to transfer are not specifically detailed in the Plan, which may impose additional hardship on such replacement. See "We may not be able to obtain permits to construct and operate cell sites". In addition, as our usage of the 850MHz causes certain interferences to neighboring countries services,  if such neighboring countries block or interfere with our 850 MHz based services, more so while our competitors' services remain uninterrupted, this would have a material adverse effect on our service and subsequently on our financial results.

In addition, in July 2019 the MOC published a frequencies   tender the MOC expects to conduct during 2020. The tender is to include 30MHz in the 700Mhz frequencies band, 60MHz in the 2600 MHz frequencies band and 300 MHz in the 3500-3,800Mhz frequencies band with maximum allocation of 15MHz per network in the 700MHz frequencies band. As the 700MHz would serve as the main coverage enhancement frequency for both 4G and 5G services , the limited amount of 700MHz frequencies included in the tender and the maximum allocation per network, as well as due to other tender principles and draft license requirements, the tender may result in us not winning such frequencies or winning less frequencies than our competitors or less than our needs which may harm our ability to provide our services and our competitive standing; lead to a bidding war and may result in us having to pay sums substantially higher than those paid by other contenders in the tender. A frequencies tender will require us to make substantial investments in purchasing the frequencies and thereafter to make additional substantial investments in our networks, regardless their economic viability, in order to maintain our competitive standing in the cellular market, thereby imposing additional financial burden on us while we aim to decrease our expenses and investments. Further, under the principles of the tender we may only participate in the tender through a joined proposal with our network sharing partners which requires the prior approval of the tender committee to the joint proposal agreement. Such agreement has not yet been reached nor approved. Failure to agree on a joint proposal agreement (or other solution, if possible), may prevent the Company from participating in the frequency tender and thereby materially adversely affect its competitive abilities. Furthermore, the frequencies won, if won by our sharing partners, shall be available for usage by us subject to conditions to be agreed with the sharing partners, including with regards to their usage period (as are the frequencies our sharing partners won prior to entering the sharing agreements), and after such frequencies are no longer available to us, we may not have sufficient frequencies to maintain prior quality. See "Item 4. Information on the Company – B. Business Overview –– Network and Infrastructure – Cellular Segment – Network sharing agreements". Participating in a frequencies tender and the said additional investments, more so if a bidding war will result in higher consideration for the frequencies, may have a substantial adverse effect on our results of operations. Further, failing to win frequencies all or in a smaller amount than our competitors, may have an adverse effect on our competitive standing and as a result, on our results of operations. See "Item 4. Information on the Company – B. Business Overview –– Network and Infrastructure – Cellular Segment – Frequencies". Further, additional frequencies, should we win them, would require the construction or change of hundreds of cell sites. The difficulties in obtaining the required consents and permits, may prevent us from meeting the deployment requirements to be set in our license with relation to the frequencies proposed in the tender (should we win them) and from meeting the deployment requirements which may entitle us to performance based incentives, as well as expose us to additional litigation and such litigation's consequences. See also "We may not be able to obtain permits to construct and operate cell sites".

On the other hand, given the current low profitability of our business, we may be forced to decrease investments in our business and specifically in our networks, such as in relation to future generations and technologies, and the aforementioned frequencies tender which may adversely affect our future services, competitiveness and future results of operations. See also "As a result of substantial and continuing changes in our regulatory and business environment, our operating results, profitability and cash flow have decreased significantly in the past several years, with a loss for 2018. Further declines may adversely affect our financial condition".

If we fail to compensate for increased expenses or investments (especially in comparison to our competitors, not all of which will be required to make similar investments or pay increased expenses), due to, among other things, the competitive environment, our results of operations may be materially adversely affected.

Transferring to new technologies and using new equipment, such as our planned transfer to a new OTT Tv services platform, exposes our systems and services to malfunctions, whether due to malfunctions not discovered and resolved in the new technology or equipment or whether due to the transfer process itself. Our TV service is OTT based. As is the case with new technologies, it is more prone to malfunctions, than would be a service based on robust seasoned infrastructure.

Our handsets revenues and profitability have decreased and are expected to decrease further.

Handsets sales account for a substantial portion of our revenues and profitability. In recent years additional competitors have entered the handset market and increased the competition in this market and less successful launches of handset models and increased sales of handsets in the Israeli VAT free city (Eilat) have contributed to the decrease in our revenues from handsets. We expect our end-user equipment revenues and profitability to decrease further in 2020. Our end user equipment revenues in 2019 were NIS 661 million ($191 million), similar to 2018 and a decrease of 14.2% from NIS 770 million ($223 million) in 2017.  Additional changes to this market, including the entry of additional competitors, including online retailers, both domestic and international, changes of distribution channels or customers purchasing habits, lack of successful launches of new less attractive handset models, inability to continue to market certain suppliers' products, more so as Samsung handsets  currently account for the majority of our sales,   or any other reasons resulting in decreased sales by us or in general, new legislation and decisions by regulators or the courts effecting our ability to market handsets or our profitability therefrom, may materially adversely affect our handset sales and profitability. See also "We face intense competition in all aspects of our business." Further, if the Corona virus effects and regulatory restrictions on our operations continue for a long duration, they would adversely affect our handset sales and profitability therefrom. See "The Corona virus may adversely affect our results of operations.

Our network sharing agreements consideration constitute a significant portion of our revenues

Under our network sharing agreement with Golan, we are entitled to an average annual consideration of over NIS 200 million over the agreement term and under our network sharing agreement with Marathon 018 Xfone Ltd., or Xfone, we are entitled to the higher of a minimum annual consideration increasing over time or per user consideration (see "Item 4. Information on the Company – B. Business Overview –– Network and Infrastructure – Cellular Segment – Network sharing agreements"(. Should Golan or Xfone fail to make full and timely payments to us, due to financial difficulties, disagreements with us, or otherwise, this could materially adversely affect our results of operation. .

Our substantial debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability

As of December 31, 2019, our total indebtedness and long-term loans were approximately NIS 3,375 million ($977 million), with our net debt at approximately NIS 1,897 million ($549 million). For additional details see "Item 5. Operating and Financial Review and Prospects.  – B. Liquidity and Capital Resources – General". The terms of our debentures and other credit facilities currently permit us to incur additional indebtedness (subject in some cases to certain limitations). Our substantial debt could adversely affect our financial condition by, among other things:

•
increasing our vulnerability to adverse economic, industry or business conditions, including increases in the Israeli Consumer Prices Index, or CPI, as  approximately NIS 1,009 million ($292 million) is CPI linked;

•	limiting our flexibility in planning for, or reacting to, changes in our industry and the economy in general;

•
requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, thus reducing the funds available for operations and future business development, such as purchasing additional frequencies and investing in the upgrade of our networks, as well as for dividend distribution; and

•	limiting our ability to obtain, or resulting in less favorable terms and pricing for, additional financing to operate, develop and expand our business or for refinancing existing debt;

•	weakening our competitive position

Israeli institutional investors must follow certain procedures and requirements before investing in non-governmental debentures. As a result, our series H through L indentures include certain limitations and covenants, including a covenant not to issue additional debentures if it involves a rating downgrade, certain financial covenants, negative pledge, cross default, limitation on the distribution of dividends, obligation to pay additional interest in case of certain rating downgrades (which occurred under our series F and G debentures in June 2013). For details regarding such limitations and covenants see "Item 5. Operating and Financial Review and Prospects.  – B. Liquidity and Capital Resources – Debt Service". These limitations are expected to apply to any additional debt incurred by us. These procedures, limitations and covenants limit our freedom to conduct our business, may impose additional costs on us and may limit our ability to borrow additional debt from Israeli institutional investors as well as adversely affect the terms and price of such debt raising. Further, future increases of the interest rates may increase costs for future debt raising.

In August 2019 our rating in relation to our debentures traded on the Tel Aviv Stock Exchange, or TASE was downgraded to ilA and our rating outlook was maintained at “negative”. Any further downgrade in our rating, and any adverse change in our financial results, including any increase in our Net Leverage (defined in our series H through L indentures and other credit facilities as the ratio of net debt to EBITDA during a period of 12 consecutive months, excluding one-time events), may adversely affect the terms and price of debt raised, particularly through the issuance of debentures to institutional investors in the near future. In 2020, as part of the global effects of the Corona virus on the capital markets, our debentures yield have increased substantially and general capital markets activities have significantly slowed or halted. If such effects continue and for the duration they so continue, it would adversely affect our access to additional debt and/or capital.

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

 Our business results may be affected by currency fluctuations, by our currency hedging positions and by changes in the Israeli Consumer Price Index

A portion of our cash payments are incurred in, or linked to, foreign currencies, mainly U.S. dollars.  In particular, in 2017, 2018 and 2019, payments denominated in, or linked to, foreign currencies, mainly U.S. dollars, represented approximately 16%, 17% and 14%, respectively, of our total cash outflow (including payments of principal and interest on our debentures). As almost all of our cash receipts are in NIS, any devaluation of the NIS against the foreign currencies in which we make payments, will increase the NIS cost of our foreign currency denominated or linked expenses and capital expenditures.

Furthermore, since the principal amount of and interest that we pay on our Series H and J debentures, are linked to the Israeli CPI, any increase in the Israeli CPI will increase our financing expenses and could adversely affect our results of operations.

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

Our dividend policy targets a payout ratio of at least 75% of our net income in each calendar year, subject to any applicable law, our license and contractual obligations and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. Our series H through L indentures and other credit facilities contain a covenant not to distribute more than 95% of the profits available for distribution according to the Israeli Companies Law, or Profits. Moreover, under such indentures and other credit facilities, if our Net Leverage exceeds 3.5:1, we may not distribute more than 85% of our Profits and if our net leverage exceeds 4.0:1, we may not distribute more than 70% of our Profits. For additional details see "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service". In addition, our license requires that we and our 10% or more shareholders maintain at least $200 million of combined shareholders’ equity. Dividend payments are not guaranteed and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends or to pay dividends at a ratio to net income that is less than that set in the policy. Since the fourth quarter of 2013, our board of directors chose not to declare dividends, given the intensified competition and its adverse effect on our results of operations and in order to strengthen our balance sheet. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy”.

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

We depend upon a small number of suppliers to provide us with key equipment and services. For example, Nokia Networks Israel, or NSN, provides our GSM/GPRS/EDGE/UMTS/HSPA/LTE core system, radio access network and related products and services and Carrier Ethernet network; LM Ericsson Israel, or LM Ericsson, supplies part of our radio access network and related products and services based on UMTS/HSPA technology;  MediaKind provides our OTT TV services platform; Cisco Systems, Inc., or Cisco, provides our SDH equipment for our transmission and ISP network;  and Be’eri Printers provides our printing supplies and invoices as well as the distribution, packaging and delivery of invoices and other mail to the postal service distribution centers. In addition, we lease a small portion of our cellular related transmission capacity from Bezeq, the incumbent landline operator.

We are further dependent on infrastructure providers for our internet connectivity, broadband infrastructure (using the landline wholesale market and our IRU agreement with IBC), International Long Distance calls, or ILD, landline telephony (using Voice over Broadband, or VOB, technology), and OTT TV services. Those providers include Bezeq and Hot, which provide broadband infrastructure in Israel, TI Sparkle Ireland Telecommunications Ltd. and TI Sparkle (Israel) Ltd., or collectively TI Sparkle, which connects the Israeli internet network to the global internet network, as well as Israeli telephony, via an underwater communications cable. We are dependent on Bezeq for the provision of our wholesale broadband infrastructure services (as IBC's infrastructure is more limited in scope and Hot's tariffs are high). Should an effective telephony service be provided under the wholesale market and the wholesale market effectively apply to Hot as well, we would be dependent on them for such services as well (the wholesale market over Hot's infrastructure is in its early stages). Bezeq has  breached certain regulatory obligations in the equal provision of wholesale services to its retail customers or refused to provide them at all, and has prevented and delayed the deployment of our independent infrastructure (now owned by IBC), including through labor disruptions by its employees, and such occurrences may adversely affect us in the future as well. We are further dependent on IBC with regards to the infrastructure service we have committed to purchase from IBC in the next 15 years (10-15% of IBC's 'home pass'), which in turn is dependent on Bezeq for the deployment of its infrastructure using Bezeq's infrastructure. See also "Item 4. Information on The Company – B. Business Overview – Fixed-line Segment".

In addition, our cellular end-user equipment sales have been dominated in recent years by Apple and Samsung products, representing over half of our handset sales. See "Item 4. Information on the Company – B. Business Overview – Cellular Segment – Handsets" for additional details.

Vubiquity Management Ltd., or VU, provides us international content and content operation services for our OTT TV services. RGE Group Ltd., or RGE, ONE Sport TV services Ltd., or ONE, and Charlton Ltd., or Charlton, each provides us with unique sports content. Keshet Broadcasting Ltd. and Reshet Media Ltd. provide us each with a linear channel and the right to include certain of such content in our VOD catalogue Netflix International B.V., or Netflix, and Amazon Europe Core S.a.r.l., or Amazon_provide our TV customers with access to their variable content, including direct access to the Netflix and Amazon services from our set-top box.  Salesforce.com EMEA Limited, or Salesforce, provides us with a CRM SAAS platform and Vlocity UK Ltd., or Vlocity, provides us with its telecom-CRM SAAS solution, based on Salesforce platform and development and customization for Salesforce's and Vlocity's CRM solution.

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

In general, if these suppliers fail or refuse to provide equipment, content or services to us that meet requisite quality standards or on a timely basis, at unfavorable terms to us or provide our competitors more favorable terms and conditions, or if these suppliers fail to produce successful and desirable products or content when no equivalent alternatives are available, or if such suppliers raise the pricing of their products or content (for example, TV sports content prices in Israel have substantially increased with the entry of additional competitors), we may be unable to provide services or products to our subscribers in an optimal manner until an alternative source, if one is available, can be found or the situation is rectified, which may harm our ability to compete and result in loss of customers and revenues or place our licenses at risk of revocation for failure to satisfy the required service standards and subject us to customers' lawsuits.

Further, the Corona virus may result in shortage of equipment and suppliers failing to supply us with handsets, set-top boxes, network elements, spare parts or other equipment required for our networks operation and upgrade or sale and repair of handsets, as well as with suppliers failing to supply us with certain services required for our continued operation, such as maintenance and construction of our network, due to absence of personnel, all of which may have an adverse effect on our results of operations.

     Our investment in new businesses involves many risks.

We have invested and expect to continue to invest in exploration and development of new business opportunities in order to extend and complete our capabilities and offerings, such as the investment in IBC, the purchase of Golan, if completed, and our offering the Internet of things (IOT) field. As presently we are IBC's sole IRU customer, IBC's revenues and financial position depend largely on us and therefore adverse effects to our financial position may adversely affect IBC's ability to raise debt to finance its operations. Should IBC require additional investments in order to fund its operations, we, as indirect shareholder of IBC, are expected to invest additional funds in IBC for the continued deployment of its network, thereby adding further burden on us. Further, any adverse changes to IBC's competitive standing and increase of the competition level which IBC faces, such as Bezeq commencing to operate its fiber-optic network (Bezeq has already executed a substantial part of the investments thereof), may adversely affect us as IBC's indirect shareholder.

Such endeavors may involve significant risks and uncertainties, including shift of management attention from our ongoing business, loss of focus of our sales and marketing efforts on our main businesses due to attention given to new businesses, insufficient revenues to offset liabilities assumed and expenses associated with these new investments, adversely affecting our cash flow, inadequate return of capital on our investments, regulatory changes which may impose additional burdens than planned, inability to effectively compete with incumbent providers or new competitors entering the market,  and unidentified issues not discovered in our due diligence of such strategies and offerings, such as unforeseen implementation obstacles and large expenditures. Because these new ventures are inherently risky, no assurance can be given that such strategies and offerings will be successful and will not materially adversely affect our reputation, financial condition, and operating results. Moreover, entry into such new ventures may trigger increased competitive pressure by the incumbent providers of competing services on our core business, aiming at preventing our efforts to compete with them at the relevant market

The Corona virus may adversely affect our results of operations

There has been a substantial decrease in international travel due to the Corona virus, which has had an adverse effect on our roaming services (inbound and outbound) and if such decrease continues for a long duration, will result in a material adverse effect on our roaming revenues and results of operations.

In addition, the Israeli government published various regulatory requirements for Corona virus containment in Israel, including, as of mid-March 2020, the prohibition on public gathering and any unnecessary outing from one's home, including the closure of malls and other non-essential leisure establishments and a substantial reduction of presence in the workplace. Following such instructions, we closed our points of sale and walk-in centers and substantially reduced our calling center personnel (excluding technical support) and other personnel not essential for the continued operation of our networks and provision of our services. Such measures, if continued for a long duration, will have a material adverse effect on our sales of services and handsets and results of operations.

Further regulatory requirements for potential and confirmed Corona virus patients to enter quarantine may result in material adverse effects to our operations, including customer service, sales, installation of our landline services, deployment, operation and maintenance of our networks, if multiple employees and outsource personnel shall be prohibited from attending their positions.

The effects of the Corona virus if continued for a long duration, may also result in shortage of equipment and suppliers failing to supply us with handsets, set-top boxes, network elements, spare parts or other equipment required for our networks operation and upgrade or sale and repair of handsets, all of which may have an adverse effect on our results of operations.

As part of the global effects of the Corona virus on the capital markets, our debentures yield have increased substantially, our investment portfolio is expected to record losses during the first quarter of 2020 and general capital markets activities have significantly slowed or halted. If such effects continue and for the duration they so continue, it will adversely affect our access to additional debt and/or capital.

The Corona virus situation continues to evolve and it is difficult to predict the duration it will affect our operations and therefore the effect on our operations.

We are controlled by a single shareholder who can significantly influence matters requiring shareholders’ approval.

As of January 31, 2020, Koor held, approximately 45.7% of our outstanding share capital (including 5% of our share capital held through a lending transaction by Koor to two Israeli shareholders, which are considered joint controlling shareholders with Koor and who undertook, among others, to vote with Koor in all shareholders resolutions) and the voting rights in respect of an additional approximately 2.3% of our share capital, pursuant to shareholders agreements among Koor and certain of our minority shareholders. Accordingly, subject to legal limitations, Koor has control (as the term "control" is defined in the Israeli Securities Law, 1968, or the Israeli Securities Law, namely the ability to direct a company's activities) over all matters requiring shareholder approval, including the election and removal of our directors (other than external directors) and the approval of significant corporate transactions. This concentration of ownership could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.

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

Our largest shareholder, Koor, holds approximately 45.7% of our outstanding ordinary shares, as of January 31, 2020 (of which 5% are held (through a lending transaction) by two Israeli shareholders, which are considered joint controlling shareholders with Koor).  The market price of our ordinary shares could decline as a result of future sales by Koor or other existing shareholders or the perception that these sales could occur. Sales may be made pursuant to a registration statement, filed with the U.S. Securities and Exchange Commission, or the SEC, pursuant to the terms of a registration rights agreement or otherwise, or in reliance on an exemption from or transaction not subject to the registration requirements of the Securities Act, including the exemptions provided by Rule 144. Any decline in our share price could also make it difficult for us to raise additional capital by selling shares.

In addition, pursuant to our capital offering effected in December 2019, we have issued 7,038,000 Series 3 options (of which 2,009,807 have already been exercised, as at February 29, 2020) which may be exercised until April 1, 2020 and 6,426,000 Series 4 options which may be exercised until September 30, 2020 (of which 359,676 have already been exercised, as at February 29, 2020). See "Item 5. Operating and Financial Review and Prospects.  – B. Liquidity and Capital Resources – General".

In addition, under our 2015 option plan, options and Restricted Stock Units, or RSU, are subject to vesting schedules but vesting will be accelerated upon certain events including any sale or other disposition of all, or substantially all, of our outstanding shares. As of December 31, 2019 we had 4,550,541 shares reserved for issuance upon the exercise of options and RSUs. See "Item 6. Directors, Senior Management and Employment – E. Share Ownership –Share Incentive Plans".

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

In February 2007 we listed our shares on the NYSE and in July 2007 we dual listed our shares on the Tel Aviv Stock Exchange and began applying the reporting leniencies afforded under the Israeli Securities Law to companies whose securities are listed both on the NYSE and the TASE.

As of January 31, 2019, Koor, wholly owned by DIC, held approximately 45.7% of our share capital (including through being joint controlling shareholder together with two Israeli shareholders of 5% of our outstanding share capital held by them through a lending transaction as of January 2018) and the voting rights in respect of an additional approximately 2.3% of our share capital.

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

In 2019, we completed an investment transaction in IBC and sold our fiber-optic infrastructure in residential areas to IBC. "Item 4. Information on the Company – B. Business Overview – Network and Infrastructure – Fixed-line Segment – Fixed-line Infrastructure – Investment in IBC and sale of fiber-optic infrastructure to IBC".

In February 2020 we, Golan's shareholders and Golan entered a binding memorandum of understanding, or MOU, for the purchase of Golan's entire share capital, for the sum of NIS 590 million, to be paid in cash in two installments: the sum of NIS 413 million upon completion of the transaction and the sum of NIS 177 million within 3 years from completion thereof. The Company will issue and deposit 8.2 million shares of the Company with a trustee (the "Escrowed Shares"). The Escrowed Shares may be sold in order to finance the deferred payment including upon an acceleration event (as set out in the MOU). In addition, on the closing date, the Company shall pay Golan's shareholders: (a) an amount equal to the cash and cash equivalents of Golan Telecom as of the closing date minus any financial indebtedness; (b) NIS 7.58 million per month for the period between the closing date and December 31, 2020; and (c) return on investments made by Golan Telecom in the 5G shared network from the date the MOU was signed and until the transaction is completed.

The transaction includes standard and customary conditions and representations and is subject to the completion of due diligence by the Company without negative findings having an adverse material effect over the value of the Company in comparison to the information provided prior to signing of the MOU, receipt of regulatory approvals (including the MOC and competition authority's approvals) and material third parties' approval and absence of material adverse change to Golan's condition (as defined in the MOU). The parties shall negotiate a detailed agreement but are bound by the MOU whether such agreement is entered or not. In case the conditions for the completion of the transaction are not met until December 31, 2020, the MOU or detailed agreement, as the case may be, shall expire.

We cannot guarantee that the conditions for the completion of the transaction shall be met, including receipt of the required approvals.

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

   Principal Capital Expenditures

Our accrual capital expenditure in 2017, 2018 and 2019 amounted to NIS 55 million, NIS 648 million and NIS 562 million, respectively. Accrual capital expenditure is defined as investment in fixed assets and intangible assets, such as investments in our communications networks, information systems, software and TV set-top boxes and capitalization of part of the customer acquisition costs as a result of the adoption of IFRS15.

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

Services and Products

Cellular Segment

General

We are the largest provider of cellular communications services in Israel based upon number of subscribers and estimated market share as of December 31, 2019. As of December 31, 2019, we provided cellular communications services to approximately 2.744 million subscribers in Israel with an estimated market share of 26%. We offer a broad range of cellular services through our 2G, 3G and 4G network. These services include basic cellular telephony services, text and multimedia messaging, advanced cellular content and data services and other value-added services. We also offer international roaming services, a wide selection of handsets from various leading global manufacturers and repair services on most handsets we offer. Not all services are supported by all handsets or by all of our networks.

We offer our cellular subscribers a variety of usage and sector pricing plans and bundles combining cellular services with other communications services our group offers, including quatro bundles (internet infrastructure service and connectivity, landline telephony, TV service and cellular services). We offer two methods of payment: post-paid and pre-paid. Post-paid services are offered to subscribers who are willing to pay for our services through banking and credit arrangements, such as credit cards and direct debits. Pre-paid services are offered to cellular subscribers who pay for our services prior to obtaining them, usually by purchasing our “Talkman” pre-paid cards or “virtual” Talkman cards. The majority of our sales are post-paid.  Price erosion and the marketing of packages have resulted in a constant decline in our pre-paid subscriber base. In line with regulation, our pricing plans do not include a commitment to purchase our services for a predefined period, other than in large business agreements.

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

We also offer both an outbound roaming service to our subscribers when traveling outside of Israel and an inbound roaming service to visitors to Israel who can “roam” on our network. As of December 31, 2019, we had commercial roaming relationships with 553 operators in 180 countries based on the standard agreements of the GSM organization (an umbrella organization in which all the cellular operators operating with GSM technology are members).  In addition, as of December 31, 2019, we had data roaming arrangements with 383 of these operators in 135 countries, in the majority of which 4G roaming as well, enabling our data roamers to use data services in the respective countries and visiting roamers in Israel of these operators to use our 3G and 4G services.

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

Handsets

We sell a wide selection of handsets (which for purposes of this report may include other types of communications end-user equipment, such as tablets) designed to meet individual preferences. Prices of handsets vary based on handset features and special promotions. We offer a variety of installment plans for handsets. In most cases, handsets are to be paid for in 36 monthly installments. We offer a variety of handsets from world-leading brands such as Samsung, Apple, Xiaomi, LG, Sony and Nokia. The vast majority of our handset sales in 2019 have been by Samsung and Apple. The handset models we sell offer Hebrew language displays in addition to English, Arabic and Russian (in most of the models). We are also required to provide cellular services to subscribers who did not purchase their handsets from us, provided that the handset model complies with the standards set by the Ministry of Communications. For details regarding end user equipment repair services see "Customer Care" below.

We also sell tablets, streamers and added value products to our customers, such as smart watches and home security cameras.

Fixed line Segment

Our main fixed line services include our internet infrastructure (for private customers based mostly on the landline wholesale market and IBC's fiber-optic infrastructure and for business customers based on our landline infrastructure) and connectivity services, OTT TV services, ILD services, landline telephony services and transmission services (for business customers). We also offer bundles of these services, including a triple offering (internet service including infrastructure and connectivity, landline telephony, TV service) and quatro offering (internet services, landline telephony, TV service and cellular services). We also offer landline transmission and data services to selected business customers and telecommunications operators (including transmission revenues from Golan and Xfone according to the network sharing agreement), using our fiber-optic infrastructure and complementary microwave links, IP switchboard services and operation and management of business telecommunications systems. Additional services include cloud services and data protection products solutions based on products and services offered by us and by third party vendors and IOT solutions such as "smart city" end-to-end cellular and fixed line solutions.

 Internet infrastructure and Connectivity

We are a major provider of internet connectivity services. Prior to the formation of the landline wholesale market, the Israeli internet market was characterized by a separation between the internet infrastructure providers (mainly Bezeq and Hot) and the internet connectivity service providers. Consequently, the internet customer was required to enter into a contractual arrangement with both types of these providers. The infrastructure provider is responsible for the connection of the customer from his computer or other device to the infrastructure provider's operator. The internet service provider is responsible for providing access to the customer from the infrastructure provider's operator, through its own network, to the local and global internet network. As of May 2015, we provide end-to-end internet service (infrastructure and connectivity) using Bezeq's infrastructure and more recently, over IBC's fiber-optic infrastructure (previously our independent fiber-optic internet infrastructure). We sell internet infrastructure services bundled with internet connectivity, as well as with our other services. For details regarding the landline wholesale market see "Business Overview – Competition – Fixed-line Segment – Landline" and "Government Regulation – Fixed-line Segment – Landline".

As of December 31, 2019, we provide end-to-end internet service, to approximately 278,000 households.

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

OTT TV services

 As of December 2014, we offer OTT-TV services, branded 'Cellcom tv' mostly to private customers. Cellcom tv is an hybrid OTT-DTT TV service provided to the Israeli market. The service includes a set-top box that enables linear channels, including based on the Israeli digital terrestrial television (DTT) broadcasting, other commercial channels and Video on Demand library subscription (SVoD), music streaming service and additional advanced features such as cloud recording and VoD playlist channels, for a highly competitive price. Cellcom tv service can generally also be accessed by smartphones, tablets, Smart TV and additional TV services' equipment like Apple TV and Android TV devices (TV anywhere). Our VoD catalogue and linear channels offer international and local content from top content suppliers. As of December 31, 2019, we provide OTT TV services to approximately 258,000 households.

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

 Networks and Infrastructure

Cellular Segment

General

We have built an extensive, durable and advanced cellular network system, enabling us to offer high-quality services to substantially the entire Israeli populated territory, while using a cost-effective design, utilizing shared components for our networks, where applicable. We seek to satisfy quality standards that are important to our subscribers, such as high voice quality, high data throughput rate, low “blocked call” rate (average rate of call attempts that fail due to insufficient network resources), low “dropped call” rate (average rate of calls that are terminated not in the ordinary course) and deep indoor coverage. Therefore, we have made substantial capital expenditures and expect to continue to be required to make substantial capital expenditures on our network system, including in relation to the frequencies change and the new frequencies included in the tender published by the MOC in July 2019 (see below).

Cellular Infrastructure

Our cellular network has developed over the years since we commenced our operations in 1994.

Our “fourth generation” LTE, or Long Term Evolution technology, was launched in August 2014, offers data throughput of up to 150 Mbps on the downlink path and up to 50 Mbps on the uplink path (voice services are provided through our 3G network). Our LTE network covers most of the population of Israel and in 2019 we intend to continue the deployment of this network and subject to us winning frequencies in the new frequencies tender – deployment compatible with new additional 4G frequencies, in order to enable higher data throughput rate. The average throughput indicator is not set in our license. Our 4G network is shared with Golan and Xfone and operates in Multi Operation Core Network, or MOCN, mode.

Our “third generation” UMTS/HSPA+, or high-speed packet data access, technology, offers full interactive multimedia capabilities with current data rates of up to 42 Mbps on the downlink path and up to 5 Mbps on the uplink path. In 2020 we intend to make the necessary investments in order to allow continued operation of our network using the new frequencies as required under the MOC frequencies change instruction (see below) with the objective to continue to support the demand for data traffic, while maintaining its quality of services. This network, considered to be a “3.9” technology, uses the same core as our GSM/GPRS/EDGE network and covers substantially all of the populated territory in Israel. Moreover, our UMTS/HSPA+ network supports types of services that require higher throughput and lower delay, such as video conferencing, and provides an adequate fallback for our LTE network by means of smart features and network load sharing. Our 3G network is shared with Golan and operates in MOCN mode.

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

Our primary objective going forward is to continue to support the demand for data traffic on our UMTS/HSPA+, while maintaining its quality of services, using the new frequencies as required under the MOC frequencies change instruction (see below) and to  continue deploying our LTE network and subject to us winning frequencies in the new frequencies tender – deployment compatible with new additional 4G frequencies and deployment of 5G network in selected areas, and to continue to support the demand for data traffic of our high speed UMTS/HSPA+ network and to continue to perform extensive optimization work to provide our subscribers with maximum capability to support video and other broad-bandwidth content. See "Item 3. Risk Factors – We may be adversely affected by significant technological and other changes in the telecommunications industry".

We provide connectivity for our cellular network mainly through our independent transmission network (based on our fiber-optic network and complementary microwave infrastructure), in substantially all of the populated territory of Israel. We lease complementary capacity from Bezeq, Hot and IBC. For additional details regarding our transmission network see "- Fixed-line segment – Fixed-line Infrastructure" below.

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

Spectrum allocation

Spectrum availability in Israel is limited and is allocated by the Ministry of Communications through a licensing process. We have been allocated 2 X 10 MHz in the 850 MHz frequency band previously used by our TDMA network and currently by our UMTS/HSPA base stations, 2 X 20 MHz in the 1800 MHz frequency band, 5 - 15 MHz (varying dependent on usage required in different areas),  which are used by our LTE network and our GSM/GPRS/EDGE network (varying dependent on usage required in different areas) and 2 X10 MHz  in the 2100 MHz frequency band used by our UMTS/HSPA network.  We believe that our available spectrum is sufficient for our current needs.

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

Following an instruction from the International Telecommunications Union to commence a process to accord the frequencies used by Israeli cellular operators with European standards, we and another cellular operator that use some frequencies according to American standards, were required by the MOC to migrate to frequencies compatible with international standardization for our region. In March 2020 the MOC determined such replacement shall be effected as follows: phase 1 - our current 2x10 850MHZ frequencies will be reduced and replaced with other 2x5 MHz 850MHZ frequencies on June 1, 2020; phase 2 - at a later date to be determined and as soon as possible, we will be awarded 2x5 MHz in the 800 frequencies; phase 3 - at a later date to be determined, the aforesaid 850MHz and 800MHz frequencies will be replaced with other 2x10 MHz in the 800 frequencies; additional frequencies may be allocated to us for limited periods during the transition period. The MOC noted that we may use an interim leniency (currently until March 2021) to the Planning and Building Law, allowing, under certain conditions, replacement of cell sites without obtaining a building permit. The MOC will further consider allocating partial 800MHz or 900 MHz frequencies tender revenues, if such tenders are executed, to expedite such frequencies replacement.  Such replacement will involve material investments and replacement of radio equipment in all our cellular sites and may, during such project, adversely affect our products and services or quality thereof and our ability to comply with quality standards set in our license (unless modified). See "Item 3. Key Information – D. Risk Factors – We operate in a heavily regulated industry, which can harm our results of operations. Regulation in Israel has materially adversely affected our results", "-We may not be able to obtain permits to construct and operate cell sites" and "- We may be adversely affected by significant technological and other changes in the telecommunications industry".

In addition, in July 2019 the MOC published a frequencies tender, which the MOC expects to conduct during 2020 The tender is to include 30MHz in the 700Mhz frequencies band, 60MHz in the 2600MHz frequencies band and 300 MHz in the 3500-3800Mhz frequencies band. The frequencies shall be allocated for a period of 10-15 years. The tender will be open for MNOs only, other than 100Mhz in the 3500MHz frequencies band which will be open for any contender. New contenders may only provide specific 5G services. MNO which shall not win 3500-3800 frequencies shall not be able to provide 5G services. MNOs sharing a network shall provide a joint bid (subject to the tender committee's prior approval) and maximum allocation of frequencies will be as follows: in the 700MHz frequencies band - 15MHz per network; in the 2600MHz frequencies band - 40MHZ per network; in the 3500-3800MHz frequencies band - 80MHZ per MNO and 120MHZ per network. The result being that at present the 700MHz would be the main coverage enhancement frequency, but given the amount available and maximum amount per network as well as due to other tender principles and draft license requirements, not all MNOs may win frequencies or may win less frequencies than their needs or less than their competitors.  See "Item 3. Key Information – D. Risk Factors – - We may be adversely affected by significant technological and other changes in the telecommunications industry". The tender further sets coverage, timeline and quality requirements for winning certain frequencies and includes certain leniencies and performance based incentives which are subject to additional approvals not yet awarded. The petition we, Golan and Xfone filed in December 2019 against the mechanism the tender sets for the license fee was dismissed in February 2020.

Cell site construction and licensing

We construct cell sites based on our strategy to expand the geographical coverage and improve the quality of our network and as necessary to replace cell sites that need to be removed. Our acquisition teams survey the area in order to identify the optimal location for the construction of a cell site.  In urban areas, this would normally be building rooftops.  In rural areas, masts are usually constructed. Our transmission teams also identify the best means of connecting the base station to our network, based on our independent transmission network, either by physical optical fiber, microwave link or Bezeq, Hot or IBC landlines. Once a preferred site has been identified and the exact equipment configuration for that site decided, we begin the process of obtaining all necessary consents and permits. The construction of cell sites requires building permits from local or regional authorities, or an applicable exemption, as well as a number of additional permits from governmental and regulatory authorities, such as construction and operating permits from the Ministry of Environmental Protection in all cases, permits from the Civil Aviation Authority in most cases and permits from the Israeli Defense Forces in some cases. In special circumstances, additional licenses are required. See “Item 4. Information on the Company – B. Business Overview – Government Regulations – Cellular Segment – Permits for Cell Site Construction.”

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

o
The average annual consideration to be received by us under the Golan agreement (starting with lower annual payments and increasing over the term) is expected to be in a range of approximately NIS 210-220 million plus VAT (and a lower sum due to Xfone's participation in the Sharing Agreements and division of investments and expenses among the three operators), depending on Golan's number of subscribers and their usage of the shared network and our 2G network.

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

See "A. History and development of the Company – our history" above for details of our binding MOU to purchase Golan's share capital.

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

Our optical transmission network is strategically deployed in order to cover the major portion of Israel’s business parks from Nahariya in the north to Beer Sheva in the south and Afula and Jerusalem in the east, consisting of approximately 1,990 kilometers. The fiber-optic network is monitored by a fault-management system that performs real-time monitoring in order to enable us to provide high quality service. In order to efficiently complete our transmission network’s coverage to the majority of our cell sites and business landline and transmission subscribers, we use a microwave network as a complementary solution in those areas that are not served by our fiber-optic network. As of December 31, 2019, we had approximately 2,617 microwave links to both our cell sites and our landline and transmission subscribers.

Additional transmission capacity required for our fixed line services to business customers is leased from Bezeq and Hot.

We pay frequency fees for frequencies used by our microwave network to the State of Israel.

In 2017, in light of the growing demand for data capacity by our fixed-line subscribers, mainly in the private sector, which we purchased from Bezeq, we commenced expanding our fiber-optic network into residential areas, using certain physical infrastructure of Bezeq and in 2018 we continued deploying our independent fiber-optic infrastructure in residential areas. In addition, in 2019, we completed an investment transaction in IBC, the purchase of an indefeasible right of use in IBC's fiber-optic network and the sale of our independent fiber-optic infrastructure in residential areas to IBC. Our investment in IBC, may require material investments in order for IBC to continue to deploy its network but it allows us to reduce investments in independent fiber-optic infrastructure and reduces our costs and our dependency on Bezeq. Such positive effects are expected to become more pronounced as, and subject to – IBC's infrastructure being further deployed. See "- Investment in IBC" below.

In 2019, we continued to expand our Carrier Ethernet network and our ISP network backbone in Israel and abroad in order to support growing demand for capacity, upgraded the capabilities and capacity of our customer Quality of Experience systems and upgraded and improved the capabilities of our central system for the protection of our network against cyber attacks.

Our internet infrastructure is currently comprised of connectivity sites in two locations in Israel (Haifa and Petah-Tikvah), which provide our customers, through overseas connectivity points in London and Frankfurt, with connectivity to the global internet network. This internet infrastructure contains backup capability in order to ensure continuity of service.

Investment in IBC and sale of fiber-optic infrastructure to IBC

In July 2019 we completed an investment transaction in IBC, composed of several agreements, or the Transaction, which in addition to standard and customary conditions, include the following:

•
Purchaser Agreements - We and the Israel Infrastructure Fund, or IIF, entered into partnership agreements for the purchase of 70% of IBC's share capital by a jointly and equally owned limited partnership, or the Purchaser. The Purchaser Agreements contain an undertaking for an additional investment of up to NIS 200 million by both the Company and IIF, pro rata to their holdings in the Purchaser, over a period of 3 years (we have already provided IBC with the full additional investment obligation) and certain arrangements regarding a party's failure to make its share of the committed investment and regarding dead lock situations.

•
Share Purchase Agreement, or SPA - The Purchaser, IBC, the Israeli Electric Company, or IEC and the other shareholders and main creditors of IBC entered an agreement for the purchase of 70% of IBC's share capital, through investment of the Purchaser in IBC, for a total amount of approximately NIS 110million (of which the Company paid half) (the "Consideration"), the majority of which was in the form of a shareholders' loan. The other 30% of IBC's issued and outstanding share capital are owned by IEC. The Consideration was used to settle generally all of IBC's debts (other than a certain amount to IEC).

•
Shareholders Agreement - The Purchaser and IEC (holding 70% and 30% of IBC's share capital, respectively) entered into a shareholders agreement. The agreement regulates the management of IBC, including certain arrangements regarding funding of IBC and dilution (and anti-dilution in certain circumstances) of non-participating shareholders.

•
IRU Agreement – We and IBC entered into an agreement granting us an indefeasible right of Use, or IRU to a 10-15% percentage of IBC's fiber optics 'home pass' (i.e. fiber-optic actually reaching / connected to the building; current undertaking of 15% and may be decreased to 10% under certain conditions), as shall be deployed by IBC in the next 15 years (and may be extended to additional periods with no additional consideration other than annual maintenance payments). The IRU consideration is subject to actual IBC's 'home pass' deployment (annual consideration for 2019 amounted to approximately NIS 18 million ), is expected to increase each quarter based on the actual addition of 'home passes' deployed during such quarter and shall be paid in 36 quarterly installations (9 years), in addition to annual maintenance payments.

•
IEC Services Agreement - IBC and IEC entered into an agreement updating IBC's previous right of use and services agreement for IBC's fiber-optic network when deployed over IEC's infrastructure. The IEC Services Agreement includes improved pricing and arrangements for IBC's exclusive right to deploy its fiber-optics over the IEC's electricity network and other services provided by IEC to IBC in relation thereof.

The sale of Residential fiber-optic

Further in July 2019, we and IBC entered an agreement and completed the transaction for the sale of our independent fiber-optic infrastructure in residential areas to IBC, for the sum of approximately NIS180 million (with additional consideration to be paid for services provided by the Company to IBC). The consideration for the sale was financed entirely through shareholders' loans, provided to IBC by IIF and the Company. Once the sale was completed, the IRU Agreement, including our obligation to purchase percentage of IBC's fiber optics 'home pass' (as detailed above), applies to the infrastructure purchased from us (the combined amount of 'home pass', surpassed 300,000 potential customers, at the end of 2019).

For additional details see "Item 3. Key Information – D. Risk factors – Risks related to our business - We operate in a heavily regulated industry, which can harm our results of operations. Regulation in Israel has materially adversely affected our results", " - We face intense competition in all aspects of our business", "- Our investment in new businesses involves many risks" and "Item 4. Information on the Company –B. Business Overview – Competition – Fixed-Line Segment- Fixed-Line Infrastructure".

In March 2020, IBC entered into an agreement with an Israeli financial institution, under which IBC shall be extended with a credit line of up to NIS 350 million, to be repaid until December 31, 2032, to further its business operation, including deployment of fiber-optic infrastructure in Israel. The agreement includes customary commercial terms and conditions. In addition, the partnership jointly held by the Company and Israel Infrastructure Fund undertook to provide IBC with an additional investment of NIS 50 million before 2021 year end.

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

In October 2016, we entered into an agreement with Apple Sales International for the purchase and distribution of iPhone handsets in Israel. The agreement is in force until May 2020. Under the terms of the agreement, we have committed to purchase a minimum quantity of iPhone products over the agreement's period, which represents a significant portion of our total cellular handsets purchase amounts over that period.

We have entered into a number of agreements with TI Sparkle between 2003 and 2019 for the purchase of rights of use of certain telecommunications capacities on TI Sparkle's underwater communications cables, which connect the Israeli internet network to the "entry points" of the global internet, as well as maintenance and operation services relating to these cables. Over the last few years we have increased the capacity purchased for significantly lower prices, as well as reduced maintenance costs. The term of the agreement with respect to capacity purchased from TI Sparkle is in effect until May 2027. We have the option to extend the agreements until May 2032.

We have entered into agreements with Bezeq and Hot, the primary internet infrastructure providers in the Israeli market, for the provision of our connectivity services. Due to the increase in customer demand for broadband width in recent years, we are required from time to time to increase the capacity we purchase from Bezeq and Hot, although at a lower pace than before, due to advanced efficient technologies and the fiber-optic alternative. In November 2009, we entered into an agreement with Alcatel Lucent for the purchase of our Carrier Ethernet network. We have an option to purchase maintenance services until 2022.

Under our agreement with Alcatel Lucent, we purchased an SDH transmission network. We purchase maintenance services for the network on an annual basis.

In February 2015, we entered into an agreement with Bynat Communications Computers Ltd., or Bynat, for the purchase and maintenance of an MBH transmission network by Cisco. We purchase maintenance services from Cisco.

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

Our principal suppliers in the ILD market are Bezeq, Hot and the Israeli cellular operators. We have entered into interconnect agreements with them for facilitating inbound and outbound international traffic to and from their networks, as well as for billing and collection services for our services, for certain customers. We have also entered into agreements with approximately 100 foreign carriers. These agreements regulate and facilitate our ILD services, as well as our international voice hubbing services.

In 2011, we entered into an agreement with LM Ericsson, for the purchase of our OTT TV services system and ancillary products and services. In 2018, LM Ericsson's media operations were purchased by MK Systems USA Inc., and MK Systems' Israeli subsidiary which continue to provide us with maintenance services for our system. We are currently negotiating a new maintenance agreement. Our OTT TV service also uses the Israeli DTT infrastructure. The DTT infrastructure may be used freely by our customers. In 2019, we entered into an agreement with Kaltura Europe Ltd  for the provision of a new cloud-based content management platform for our OTT TV service, allowing, among others functionalities, the ingestion, management, distribution, analysis and protection of the OTT TV content.

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

In October 2014, January 2016 and December 2016, we entered into agreements with RGE, ONE and Charlton, respectively, for the provision of sport channels, in which each of these suppliers holds exclusive broadcasting privileges. Each of the agreements is for a period of 5 to 6 years, during which time we are committed to pay each supplier certain minimum amounts.

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

An agreement with Salesforce, for the provision of Salesfoce's CRM SAAS platform, including various products and services and support for the agreement term.  The agreement is valid until June2020.  We also have an option to renew the agreement for two additional periods of 5 years each under certain terms.

Two agreements with Vlocity, as follows: (i) an agreement for the provision of Vlocity's telecom-CRM SAAS solution, based on Salesforce platform, including support for such services for the agreement term. This agreement is valid until November 2024 and thereafter will be automatically renewed for additional periods of 5 years each (unless we decide not to renew the agreement and (ii) an agreement for the development and customization for Salesforce's and Vlocity's CRM solution. This agreement will be valid until the project is completed, and may be terminated by us subject to prior written notice.

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

As of December 31, 2019, we independently operated approximately 23 service and sales centers, with approximately 150 additional sale and service points operated by our dealers (including our wholly owned dealer, Dynamica), covering almost all the populated areas of Israel. These centers generally offer the entire spectrum of products and services that we provide to our subscribers and potential subscribers. These stores are mostly located in central and other frequently visited locations to provide our subscribers with easy and convenient access to our products and services. In our efforts to penetrate certain sectors of our potential subscriber base, we select dealers with proven expertise in marketing to such sectors. Our walk-in centers also offer handset repair service or serve as a contact point for depositing the handsets for repair and receiving the repaired handset (in the same center or at a location of their choice by a courier), with the repair services conducted in a central lab.

In 2019, we continued reducing the space of several additional points of sale, and we expect to continue to do so in 2020.

Telephonic sales/Call centers.  Telephonic sales efforts target existing and potential subscribers. Our sales representatives (both in-house and outsourced) offer our customers a variety of products and services, both in proactive and reactive interactions. Our call-center services are divided into several sub-centers: general services; technical services; billing; sales; international roaming; and data, internet and TV. We are constantly reviewing the effectiveness of our service and also operate a multi-function call center providing all our services. We currently operate call centers in seven locations throughout Israel, three of which are outsourced. In 2019, we witnessed an increase in calls to our calls centers.  During peak hours our call centers have the capability to respond to 600 customer calls simultaneously. We are making efforts to reduce the number of calls to our call centers by using our new CRM system to provide a more complete service and promoting our self-service channels.

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

In response to the enhanced competition in the Israeli telecommunications market, we have implemented various steps and strategies, including:

•
identifying new opportunities to maximize our advantages as a communications group, such as our successfully launched OTT TV services, internet infrastructure services through the landline wholesale services and our investment in fiber-optic through IBC and in IOT;

•	focusing on the offering of bundles of services such as our successfully launched triple and quatro play offerings, as it strengthens customer retention and on enlarging customer purchases from us;

•	entering network sharing and hosting agreements with Golan and Xfone, facilitating a more efficient cost structure in relation to our networks and operations thereof and investments therein;

•	investing in IBC, selling our independent fiber-optic infrastructure in residential areas to IBC and entering an IRU agreement with IBC, in order to reduce our costs and dependency on Bezeq ;

•	investing in our network to ensure our ability to offer quality and advanced cellular and fixed line services, and providing our customers with advanced services;

•	taking aggressive efficiency measures through adjustments to our head count, reducing overhead expenses and improving work processes, in order to reduce costs and improve our agility; and

•	actively pursuing mergers, acquisitions and similar opportunities.

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

In March 2020 the MOC published a public hearing proposing to substantially reduce the guarantees all general license holders are required to provide the MOC.

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

Following a certain relaxation of the structural separation imposed on the Bezeq group, Bezeq is allowed to offer bundles of services with its subsidiaries under certain conditions, and in 2015 Bezeq merged with Yes (a company providing multichannel pay-TV)  (see "-Fixed line Segment – Television services" below). Bezeq's subsidiaries are allowed to sell and market each other's services, including through bundles of their services. Although the Hot group is also subject to structural separation limitations between its multi-channel television, connectivity, cellular and landline services, it was allowed to offer a bundle of landline telephony, multichannel television and internet infrastructure services and under certain conditions connectivity services as well, and Hot and Hot Mobile are also allowed to sell and market each other's services and exchange information. In January 2016 the Ministry of Communications announced its intention to annul Bezeq and Hot's structural separation as part of its plan to ensure massive investment in fiber optics infrastructure in Israel and in December 2016 the Ministry of Communication informed Bezeq that it intends to hold a public hearing regarding a possible annulment of the corporate separation and thereafter the structural separation in the Bezeq group and Bezeq has announced the commencement of a full merger process with Yes, including full integration of Yes into Bezeq. In 2018 Bezeq partially merged the operation of its subsidiaries – Pelephone, Yes and Bezeq International - thereby reinforcing their ability to compete with our  triple offering. Bezeq's subsidiaries' applications for their re-organization under limited partnerships wholly owned by Bezeq, was denied by the MOC in January 2020. In February 2019, Bezeq filed a petition with the Supreme Court of Justice, against the MOC, requesting the immediate cancellation of the structural separation imposed on Bezeq. In January 2020 the MOC notified the court that recommendations by an inter-ministries team nominated with the task of reviewing the structural separation in Bezeq and Hot will be submitted within a four month period and a resolution may be given by the MOC at a later date.

In April 2019, the MOC resolved to further relax Hot's structural separation allowing marketing of Hot and its subsidiaries' services to medium – large business customers without any limitations.

The current regulation may change. See also "Item 3. Risk Factors - We face intense competition in all aspects of our business".

Cellular Segment

There is intense competition in all aspects of the cellular communications market in Israel, with a penetration rate (the ratio of cellular subscribers to the Israeli population) of approximately 130%, representing approximately 10.6 million cellular subscribers at December 31, 2019, and the average annual churn rate in Israel in 2019 is estimated to be 38%, higher than the churn rates in other developed economies. We expect this intensified competition to continue in the future. We currently compete for market and revenue share with nine other cellular communications operators: five MNOs (Partner, Pelephone, Hot Mobile, Golan and Xfone) and four MVNOs (Rami Levy Hashikma Communications Marketing Ltd., or Rami Levy, Azi Communications Ltd., or Azi, Free Telecom Ltd., or Free Telecom and Cellact Communications Ltd., or Cellact). The competition in the cellular market further increased after the entry of Xfone into the market in April 2018. Under the 4G tender terms, Xfone, Golan and Hot Mobile are eligible for up to a 50% discount on the license fees paid for the 4G frequencies, 10% for each 1% addition to their market share, obtained over a period of 5 years. For details of our network sharing and hosting agreements with Golan and Xfone, see "– Network and Infrastructure – Cellular Segment – Network sharing agreements" above.

Our estimated market share based on number of subscribers was approximately 26% as of December 31, 2019. The market shares at such time of Partner, Pelephone, Hot Mobile, Golan and Xfone were estimated to be approximately 25%, 21.7%, 15%, 8.7% and 2%, respectively, and the MVNOs' collective market share was estimated to be 2.0% . These estimates are based on the public reports of other operators and our estimate of the market share of the operators who do not publish reports.

Hot Mobile and Golan commenced their UMTS operations in 2012. Rami Levy, Azi, Free Telecom and Cellact, all MVNOs, commenced operations in 2011 - 2013. Xfone commenced its operations in 2018.

Partner started operations in 1998. As of November 2019, Partner's previous controlling shareholder  - S.B. Israel Telecom Ltd. (indirectly controlled by the media entrepreneur Haim Saban)'s shares are held by Adv. Ehud Sol as a permanent receiver and in January 2020, Partner announced the receipt of a binding offer for 100% of its issued  share capital from Hot and Hot's controlling shareholder – Altice Europe N.V. A merger of Partner with Hot Mobile, if effected, would turn the merged entity into the largest cellular operator in Israel. In March 2011, Partner purchased the outstanding shares of 012 Smile Telecom Ltd., or Smile Telelcom, an ISP and ILD operator, now also serving as Partner's cellular low cost brand dealer, and in 2015, its network sharing agreement with Hot Mobile was approved and the two companies began joint operation through a joint subsidiary.

Pelephone is a wholly-owned subsidiary of Bezeq, and started operations in 1986. As of January 2015, its low cost brand services are sold by another subsidiary of Bezeq – Walla Communications Ltd., an internet portal. Bezeq is controlled by B Communications Ltd., or B Communications,. B Communications is an Israeli company traded on the NASDAQ and the TASE and as of December 2019, is controlled by Searchlight II BZQ L.P and T.N.R Investments Ltd.. Hot Mobile operated in the cellular market as of 2001. In 2012 it began its UMTS operation. Hot Mobile is owned by Hot, which is indirectly controlled by the French businessman Patrick Derhy. In 2015, its network sharing agreement with Partner was approved and the two companies began joint operation through a joint subsidiary.

Golan is owned by Electra, a public Israeli company that distributes and retails consumer products and is part of a large Israeli business group. Golan began to operate in 2012. For details of our binding MOU to purchase Golan's share capital see "A. History and development of the Company – our history" above and for details of our network sharing and hosting agreements with Golan and Xfone, see "-Network and Infrastructure – Cellular Segment – Network sharing agreements" above.

Xfone is controlled by Xfone Communications Ltd., an Israeli ISP, which is owned by the Israeli businessman Hezi Bezalel.

Rami Levy is a subsidiary of a major Israeli discount supermarket chain. Azi is owned by Telzar, an ILD operator. Cellact is owned by Cellact Ltd., a content provider.  Free Telecom is owned by an Israeli business man.

Israel is a small country (approximately 8.7 million residents) with 10 cellular operators and aggressive competition and regulation which led to some of the lowest cellular prices worldwide. Competition may remain in its current heightened condition or even increase and prices shall remain low, unless the market undergoes substantial changes.

Handsets

In the handsets market, we compete with numerous vendors, chain stores and importers' stores, while international platforms like Ali Express gain substantial market share mainly with low cost handsets manufactured in China.  We expect this trend to continue and include more global companies. Competition in this market has increased significantly in recent years and decreased sales for us. See "Item 3.Risk Factors - Our handsets revenues and profitability have decreased and are expected to decrease further" for additional details. Competition in this market may increase further.

Fixed-line Segment

The only groups obligated to and having their own nation-wide (or substantially so) landline infrastructure in Israel are Bezeq and Hot. Bezeq's infrastructure is copper cable based and Hot's infrastructure is cable based. For proposed changes to Bezeq's nationwide deployment obligation in regards to its future fiber optic network see below " - Government Regulations  - Fixed-line segment –  Fiber-optic network".

We are dependent on Bezeq and Hot's broadband services for the supply of our internet services. The growing demand for data capacity increased our dependency on Bezeq's wholesale services. In 2014, IBC, whose deployment requirement under its license was reduced in 2019 to reach 40% of the households in Israel within ten years from July 2019 - commenced deployment of its infrastructure on the IEC's fiber optic infrastructure in selected areas. In 2016 and 2017, respectively, Partner and we began extending our existing independent fiber optic infrastructures into residential areas and in 2019 we completed our investment in IBC, the sale of our independent fiber-optic infrastructure in residential areas to IBC and entered an IRU agreement with IBC. Bezeq has executed a substantial part of the investments required for the operation of a fiber optic network as well, but has not commenced operating it. Bezeq operating its fiber-optic infrastructure may substantially increase competition in the field but will also increase public awareness to the service. IBC becoming a widespread alternative to Bezeq would improve our competitiveness in the fixed-line services market as it would reduce our dependency on Bezeq and reduce our costs. For more details, see " – Networks and Infrastructure – Fixed-line Segment – Fixed-line Infrastructure " and thereunder "- Investment in IBC" above.

A landline wholesale market was formally launched in Israel in 2015 and to date, includes internet infrastructure (BSA) and physical infrastructure services on Bezeq's infrastructure (wholesale telephony is not provided) and also available on Hot's infrastructure since 2019. See "-Government Regulations – Fixed-line Segment – Wholesale Landline Market" below.

An effective wholesale landline market, specifically one providing both telephony and infrastructure services, would enhance our ability to compete and extend our service offering. However, an annulment or substantial alleviation of corporate or structural separation and Bezeq's tariffs supervision, or further consolidation of Bezeq's subsidiaries, may have a material adverse effect on our competitive capabilities and results of operation, especially if effected before an effective wholesale market is in place. The consolidation of Bezeq's subsidiaries may have an adverse effect on our ability to grow in our triple and quatro offering. Further, the entry of new competitors to the fixed-line market, through the wholesale market, has increased competition in the fixed-line market and may trigger further escalation in the competition in other markets in which we operate. The possible acquisition of Partner by Hot would increase Hot's duopolistic powers and competitive standing.

Internet Infrastructure and Connectivity Business

The two main internet infrastructure providers for the private sector in Israel and offering internet infrastructure services to both ISPs and end-users are Bezeq and Hot. Bezeq, and as of 2018 Hot as well, are also providing internet infrastructure services to operators that do not own their own infrastructure under the landline wholesale market, who, in turn, provide this service to the end customer. Partner and IBC's infrastructure are deployed in selected areas.  IBC's infrastructure includes as of July 2019, the independent fiber optic infrastructure we deployed in residential areas and sold to IBC.  IBC's licenses allow the provision of broadband infrastructure services to other licenses holders as well as directly to large business customers, though a public hearing published in January 2020, proposes to allow IBC to provide its services to other end-users, both private (under certain conditions) and to medium - large business customers. IBC provides broadband infrastructure services through agreements entered into with some of the smaller ISPs and as of 2019, is also providing us with such services under an IRU agreement. Bezeq, Hot, we and Partner provide transmission services to business customers over each operator's respective independent transmission network.

As of September 30, 2019, internet infrastructure services were provided by Bezeq and Hot to approximately 988,000 and 705,000 households in Israel, respectively. As of the first half of 2015, internet infrastructure services were provided by other operators, including us, through the landline wholesale market, using Bezeq's infrastructure and as of 2018 also using Hot's infrastructure. Partner started offering fiber optic internet infrastructure services over its independent infrastructure to the private sector in 2017. In 2018, we started offering fiber optic internet infrastructure services in residential areas in which we deployed our independent fiber optic infrastructure as a stand alone service or as part of our triple and quatro offerings and currently are offering those services over IBC's network.

Based on Bezeq and Hot reports, at the end of September 2019, the internet infrastructure services household penetration rate was approximately 94%. We bundle this service with our internet connectivity service and also as part of our triple and quatro play offering. As of December 31, 2019, we had approximately 278,000 households subscribed to our end-to-end internet services. In 2018, Hot commenced providing wholesale landline services with maximum tariffs (set by the MOC) higher than those set for Bezeq's wholesale services and higher than the retail price Hot currently offers its own customers. Given Hot's high tariffs, our usage of its wholesale infrastructure is negligible. In December 2019 the MOC published a public hearing proposing to set fix tariffs (rather than the current traffic volume dependent tariffs) for Hot's internet infrastructure wholesale services, which are lower than Hot's current retail tariffs. A reduction of Hot's wholesale tariffs and effective inclusion of Hot's infrastructure in the wholesale market may increase the amount of potential subscribers to our triple and quatro play and bundle offerings.  In July 2019, the MOC published a public hearing proposing to set maximum fix tariffs for infrastructure internet service over Bezeq's fiber optic infrastructure, higher than those set for Bezeq's current maximum tariffs over its copper cables infrastructure. In March 2020, the MOC published a public hearing proposing a reduced regulatory requirements temporary license for the provision of internet infrastructure services.

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

The offering of bundles of services and the aggressive campaigns of both Bezeq and Hot offering substantially higher bandwidth for lower tariffs to end-users, resulted in a substantial decrease in internet connectivity service prices and led to increased demand for greater bandwidth, which required us to increase the capacity we purchase from Bezeq and Hot, but tariffs remained high. We demanded the reduction of such tariffs and continue to await the MOC decision in a public hearing published in 2012 and 2015, in regards to such payments. /  Further, the offering of bundles of internet infrastructure and connectivity using the wholesale market increased the competition in this field, resulted in loss of some of our internet connectivity customers. Bezeq's breach of its obligation to market our connectivity services when proposing an internet infrastructure and connectivity bundle until April 2018 also resulted in a substantial loss of connectivity business. If competition remains at current levels and the regulatory environment remains unchanged, this trend is expected to continue to have a material adverse effect on our results of operations.

Global internet connectivity is provided by three underwater cables. The main provider, which also provides us with the majority of our global internet connectivity, is TI Sparkle, and two additional underwater cables are owned by each of Tamares Telecom and the Bezeq group.

Television services

Multichannel pay-TV services are dominated by Hot (the incumbent cable based TV provider and monopoly in this field) and YES (a satellite based TV provider and a subsidiary of Bezeq) with approximately 777,000 and 558,000 households, respectively, as of September 30, 2019. The multichannel pay-TV market is also highly penetrated. We successfully entered this market in December 2014, using an hybrid OTT-DTT television service and have approximately 258,000 households subscribed to our Cellcom tv services as of December 31, 2019. Our service includes Netflix's and Amazon Prime's (internet based VOD content providers) applications integration, which enable us to distribute Netflix's services and Amazon Prime's services in Israel, including through direct access from our tv platform.  In June 2017 Partner launched its OTT TV solution and has approximately 176,000 households subscribers as of September 30, 2019. In August and October 2017, respectively, Hot and Yes each launched an OTT TV low cost brand solution – branded Hot Next and Sting, respectively (Hot's OTT TV solution is also marketed by Rami Levy) and in March 2019 Yes announced its intention to gradually transfer from satellite broadcasting to OTT. Yes has further launched another Apple TV OTT solution branded Yes+. Partner's OTT TV solution includes Netflix and Amazon's applications integration. Hot's offer also includes Netflix's application integration. Also, Netflix and Amazon Prime provide their services to viewers in Israel, as complementary service to the existing competitors' content. We expect this trend to continue and include additional global players and also local participants.

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

ILD services

We are one of the major service providers in the Israeli ILD market. As of the date of this report, there are several ILD operators in the Israeli market. Our main competitors in this market are Bezeq (through its wholly-owned subsidiary Bezeq International) and Partner (through a wholly-owned subsidiary). Additional competitors include Xfone, Telzar International Communications Services Ltd., Rami Levy, Golan and Hot, through wholly-owned subsidiaries or affiliates. At the end of September 2019, our market share in the ILD market is estimated to be approximately 20%.

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

Landline telephony

The Israeli landline telephony market has been dominated for many years by Bezeq, the incumbent landline monopoly, which held as of December 31, 2019 (according to the Ministry of Communications report) approximately 2/3 of the landline telephony market (and an even larger revenues market share in the business landline telephony sector(. Hot, the incumbent TV monopoly, was the second entrant to this market. Other players include us, Partner's subsidiary and Bezeq International.

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

Other fixed-line services

Transmission and landline data services are provided by Bezeq, Hot, Partner and us and as of 2019, IBC as well. These services are provided to business customers and to telecommunications operators. During 2019, the competition in these fields of operation intensified following HOT's and Partner's offerings and Bezeq lowering its prices, and the usage of bandwidth of transmission increased.

IOT services are provided by Bezeq, Pelephone, Partner and other software integration companies and additional participants are entering this field. We offer a wide range of advanced IOT services and solutions, through cooperation with leading IOT technology and services vendors. The IOT market is characterized by intense competition and includes the offerings of communications providers which offer both connectivity solutions and end-to-end solutions and large software integration companies.

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

•
the direct and indirect holdings of DIC and Koor (or a transferee or transferees approved by the Ministry of Communications), in the capacity as our founding shareholders, may not fall below 26% of our means of control (with “means of control” defined for these purposes as voting rights, the right to appoint a director or general manager, the right to participate in distributions, or the right to participate in distributions upon liquidation); the direct and indirect holdings of our founding shareholders who are Israeli citizens and residents may not fall below 5% of our means of control (in March 2020, the MOC published a public hearing proposing to replace such requirement with other national security based requirements); at least 10% of our directors must be appointed by Israeli citizens and residents from among our founding shareholders and the majority of our directors must be Israeli citizens and residents;

•	we or our office holders or a 5% or greater holder of any of our means of control may not commit an act or omission that adversely affects or limits competition in the cellular communications market;

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

•
we are required to have agreements with a manufacturer of cellular network equipment for the duration of its intended operating period, which must include, among other things, a know-how agreement and an agreement guaranteeing the supply of spare parts for our network equipment for a period of at least seven years; we are required to interconnect our network to other public telecommunications networks in Israel, on equal terms and without discrimination and to provide national roaming services to Golan, Hot Mobile and Xfone; we generally may not give preference in providing infrastructure services to a license holder that is an affiliated company over other license holders;

•
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

•	we may not transfer, pledge or encumber the license or any assets used for implementing the license without the prior approval of the Ministry of Communications;

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

•
we must maintain and follow additional requirements as to: business continuity plan and a disaster recovery plan and network sharing implementation, under which we may be accountable for violations attributed to the other sharing partners; and

•	we are required to provide the Ministry of Communications information and reports upon its request, as well as detailed annual reports regarding various aspects of our operations.

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

In July 2019, amendments to our licenses and to the Israeli Consumer Protection Law regulating the manner of response of call centers, including measurable parameters for response times, came into effect. These amendments had and are expected to continue to have an adverse effect on our results of operations.

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

The MOC is authorized to give instructions and to set interconnect tariffs and usage of another operator's network rates and supervised services prices, based not only on cost  plus reasonable profit, but also on the basis of comparison to other licensees, comparable services or such services or interconnect tariffs in other countries. In addition, the MOC was authorized to give instructions in relation to structural separation for the provision of different services, including between services provided to a licensee and services provided to a subscriber.

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

For details regarding our network Sharing Agreements, see "– Network and Infrastructure – Cellular Segment – Network sharing agreements".

Under the new frequencies tender, sharing operators must submit a joined offer. For details see "Network and Infrastructure – Cellular Segment – Spectrum allocation".

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

National Zoning Plan 36

The Plan includes guidelines for constructing cell sites in order to provide cellular broadcasting and reception communications coverage throughout Israel, while preventing radiation hazards and minimizing damage to the environment and landscape and sets forth the considerations that the planning and building authorities should take into account when issuing building permits for cell sites. The Plan also determines instances in which the public must be informed of requests for building permits prior to their issuance, so that they may submit objections to the construction of a site. Following contradicting decisions by appeal and national zoning committees, in November 2018 the Supreme Court resolved that amelioration charges may be charged in relation to building permits issued in reliance on a national zoning plan. Such decision limits our ability to oppose the charges of amelioration charge in connection to our cell sites and may substantially increase the costs of constructing a site.

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

Site licensing

We have experienced difficulties in obtaining some of the permits and consents required for the construction of cell sites, especially from local planning and building authorities. The construction of a cell site without a building permit (or applicable exemption) constitutes a violation of the Planning and Building Law, which is criminal in nature.  The Planning and Building Law contains enforcement provisions to ensure the removal of unlawful sites. As of December 31, 2019, we were subject to three criminal and administrative legal proceedings alleging that some of our cell sites were built and have been used without the relevant permits or not in accordance with the permits. As of the same date, a small portion of our cell sites operated without building permits or applicable exemptions. Although we are continually seeking to obtain building permits for these sites, we may not be able to obtain them and in several instances we may be required to relocate these sites to alternative locations or to demolish them without any suitable alternative. In addition, we may be operating a significant number of our cell sites, in a manner which is not fully compatible with the building permits issued for them, although they are covered by permits from the Ministry of Environmental Protection in respect of their radiation level.  In some cases we will be required to relocate these cell sites to alternative locations, to reduce capacity coverage or to demolish them without any suitable alternative.

Based on advice received from our legal advisors and consistent with most court rulings on the matter and the Israeli Attorney General's opinion on the matter that the exemption from obtaining a building permit applies to cellular radio access devices, we have not requested building permits under the Planning and Building Law for rooftop radio access devices. In the course of petitions against the Attorney General's opinion and our and other operators' appeals against certain contrary decisions of the District Court against us and other operators, the Attorney General concluded that the application of the exemption does not balance properly the different interests involved and therefore cannot continue forward. At the Attorney General's request, the Israeli Supreme Court issued in 2010 an interim order which prevents cellular operators from constructing further radio access devices in cellular networks in reliance on the exemption until the enactment of regulations setting conditions for the application of such an exemption or other decision by the court, other than the replacement of existing radio access devices under certain conditions. In October 2018, regulations setting procedures for the construction, changes to and replacement of radio access devices exempt from building permits, or the 2018 Regulations, were enacted. Although these regulations reflect previous judicial limitations placed upon our ability to make changes and replace radio access devices in 2010, they also introduce a new licensing procedure that further reduces our ability to construct new radio access devices based on such exemption, more so in light of the necessity to support new frequencies if we win them in the frequencies tender (see "Item 4. Information on The Company – B. Business Overview –– Network and Infrastructure – Cellular Segment – Spectrum allocation"). This may adversely affect our existing networks and our networks' build-out. In December 2018, following the enactment of the 2018 Regulations, petitions against the Attorney General's opinion were dismissed,  the interim order was annulled and our and other operators' appeals against certain contrary decisions of the District Court were accepted.

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

Several local planning and building authorities argue that Israeli cellular operators may not receive building permits in reliance on the current Plan, for cell sites operating in frequencies not specifically detailed in the frequencies charts attached to the Plan, although most of our and other operators' cell sites (including all 4G cell sites) operate in frequencies not specifically detailed in the Plan. In a number of cases, these authorities have refused to issue a building permit for such new cell sites, arguing that building permits for such cell sites should be sought through other processes (which are longer and cumbersome), such as an application for an extraordinary usage or under existing local specific zoning plans. Following conflicting district decisions regarding this claim, the Ministry of Justice expressed an opinion negating such claims and the matter is expected to be decided by the Supreme Court. Some of the frequencies to which we are required to transfer and all the frequencies included in the new frequencies tender (see " – Networks and Infrastructure – Cellular Segment – Spectrum Allocation") are not specifically detailed in the Plan. We believe that the Plan applies to all cell sites, whether or not they operate in specific frequencies.

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

To date we have provided approximately 425 indemnification letters in order to receive building permits. Local planning and building committees have sought to join cellular operators, including us, as defendants in depreciation claims made against them even though indemnification letters were not provided. We were joined as defendants in a small number of cases. We expect that we will be required to continue to provide indemnification letters as the process of deploying our cell sites continues. As a result of the requirement to provide indemnification letters, we may decide to construct new cell sites in alternative, less suitable locations, to reduce capacity coverage or not to construct them at all, which could impair the quality of our service in the affected areas.

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

We provide landline telephone, ILD, internet connectivity and infrastructure services as well as a "network end point" services, under a non-exclusive general unified license granted to our wholly owned subsidiary - Cellcom Fixed Line Communications Limited Partnership - in 2015. The license expires in 2026 but may be extended by the MOC for successive periods of 10 years.  The license requires a bank guarantee in the amount of NIS 5 million deposited with the Ministry of Communications. The provisions of our cellular license, including as to its extension, generally apply to the unified license, subject to certain modifications, including a 20% minimum Israeli holding requirement which can be waived by the Minister of Communications when the unified license operator is controlled by a general license holder (as was done in our case). IBC holds a general unified infrastructure license, with similar provisions. For its deployment obligations see "Competition – Fixed line segment" and " – Internet infrastructure and connectivity business"_ above.

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

In November 2019, a joint team of the Israeli Communications and Treasury Offices and the Competition Authority, tasked with examining the need for updating fiber-optic deployment and service obligations of landline operators who own their own infrastructure (and under current regulation are required to universally deploy each network they deploy) and the need for deployment incentives in areas where no deployment obligations be determined, after economic viability tests, published its recommendations for public hearing. These recommendations include the following:

•	Under reasonable scenarios, no economic viability exists for one company's universal deployment.

•
Bezeq will not be subject to universal deployment requirement in regards to deploying fiber-optics but would rather select the areas in which to deploy its fiber-optics and in those areas Bezeq will be obligated to provide service to all homes within 5 years.

•
A trust established by the State of Israel for that purpose (the "Trust") will conduct tenders to subsidize deployment of fiber-optic by Bezeq's competitors in areas where Bezeq chooses not to deploy fiber-optic ("Non-Bezeq Areas"), based on economic viability and efficiency. The winner would be obligated to provide wholesale services to other competitors at wholesale rates. Bezeq may not participate in the tenders nor acquire wholesale service in those areas (though its subsidiaries may do so). The winner of the subsidy tender may use Bezeq's infrastructure in the Non-Bezeq Areas for rates significantly lower than the current wholesale rates. Only the winner will be entitled to the subsidy.

•
Subsidy will be funded through additional 0.5% tax levied on all Israeli communications license holders revenues for the previous year (including Bezeq), whose annual revenues exceed NIS 10 million, as of 2022 and until all household in Israel are connected to fiber-optic. The funds will be managed by the Trust.

•
Bezeq may not deploy fiber-optic in Non-Bezeq Areas for three years from the date of each respective subsidy tender for that area. Nonetheless, Bezeq may update its original deployment obligation by up to 10% and so long as such Non-Bezeq Area was not being chosen as an area to receive subsidy by the Fund.

Bezeq's obligations regarding its already existing infrastructure shall remain unchanged.

Adoption of the recommendations requires, among others, changes to applicable legislation and licenses.

Hot Telecom L.P.'s universal deployment obligations are still under examination of the joint team.

See "Item 3. Key Information – D. Risk Factors – We operate in a heavily regulated industry, which can harm our results of operations. Regulation in Israel has materially adversely affected our results","-We face intense competition in all aspects of our business", and "Item 4. Information on The Company –B. Business Overview – Competition – Fixed-line Segment" and "- Government Regulations – Fixed-line Segment – Wholesale land-line market".

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

Under the Communications Law, certain wholesale obligations apply to all landline operators, including us, and requiring all landline operators to grant all other landline operators access to their passive infrastructure (except IBC's passive infrastructure over the Israeli Electricity Company infrastructure), the terms of which (with the exclusion of Bezeq and Hot, whose terms are set by the regulator) will be negotiated by the parties. For details of the Minister of Communications' authority to give instructions and set usage of another operator's network rates, see "–Government Regulation – Cellular Segment - Tariff supervision" above.

Although the wholesale market was formally applicable to Hot's infrastructure as well, Hot's infrastructure had been effectively excluded from the wholesale market, initially as the maximum tariffs for Hot's wholesale infrastructure service were not published by the MOC until June 2017 (and are higher than those set for Bezeq's service) and thereafter, due to disagreements with Hot as to the implementation of the service, which were resolved by the MOC. The Ministry of Communications resolved not to interfere with the tariffs Hot has set for its wholesale telephony service. In December 2019 the MOC published a public hearing proposing to set fix tariffs (rather than the current volume-dependent tariffs) for Hot's internet infrastructure wholesale services, which are lower than Hot's current retail tariffs.  Effective inclusion of Hot's infrastructure in the wholesale market may increase the potential subscribers to our triple play and bundle offerings.

In June 2017, the Ministry of Communications published regulations setting Bezeq's resale telephony service to be provided by Bezeq as of July 2017, as a temporary 14 month alternative for wholesale landline telephony service, and postponed Bezeq's obligation to offer wholesale telephony service until the lapse of said resale telephony service period. In June 2018, the MOC resolved not to prolong Bezeq's temporary alternative further and to obligate Bezeq to provide wholesale landline telephony services as of August 1, 2018. As of the date of this report, Bezeq does not provide wholesale landline telephony services.

In July 2019, the MOC published a public hearing proposing to set maximum fix tariffs for infrastructure internet service over Bezeq's fiber optic infrastructure, higher than those set for Bezeq's current maximum tariffs over its copper cables infrastructure.

In February 2020, the MOC announced the retrospect reduction of wholesale services tariffs previously set by the MOC for usage of Bezeq's current copper cable based infrastructure and an update mechanism for 2019-2020 tariffs. Such reduction shall result in the return of sums previously paid by us to Bezeq and set off of additional sums against future payments to Bezeq for such services, during 2020, in an amount of approximately NIS 29 millions.

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

During 2019, 23% of our employees participated in volunteering activities in the community.

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

C.           ORGANIZATIONAL STRUCTURE

Our largest shareholder, Koor, is a wholly-owned subsidiary of DIC.  DIC is a public Israeli company traded on the Tel-Aviv Stock Exchange, and is one of Israel's largest business groups. See footnote no. 1 to the table under “Item 7.A – Major Shareholders” for information on the holdings of DIC.

We and Cellcom Fixed Line Communications Limited Partnership (see "- Government Regulations - Fixed-line Segment - Our Fixed-line Licenses - Our Unified Licenses"), are incorporated in Israel. Cellcom Fixed Line Communications Limited Partnership and Dynamica Communications Chain Stores Ltd., our wholly owned dealer, are our significant subsidiaries.

D.           PROPERTY, PLANT AND EQUIPMENT

Headquarters

In 2003, we entered into an agreement for the lease of our headquarters in Netanya, Israel. The leased property covers approximately 57,800 square meters, of which approximately 26,000 square meters consist of underground parking lots.  The lease is in effect until December, 2022 and is renewable for two additional periods of five years each, upon our notice. As of 2015, we started subleasing part of the property, which currently amounts to a quarter of our headquarters to several sub-lessees for a period of up to three years, following the reduction in headcount in our headquarters. The sub-lessees have options to renew the lease for additional periods.

Netanya Property

In 2010, we entered into a lease agreement for our techno-logistic center, in Netanya, Israel.  The leased property covers approximately 11,000 square meters. The lease expires in December 2022 and is renewable for an additional period of 4 years and 7 months, at our option. In case we do not exercise the option we shall be required to pay approximately NIS 8 million. As of 2015, we started subleasing part of the property, which currently amounts to approximately 6,100 square meters of the leased property, for periods of five to six years. The sub-lessees have an option to renew the leases for an additional period subject to certain conditions.

Haifa and Rosh-Ha’ayin Properties

We lease a property in Haifa and a property in Rosh-Ha'ayin. We use these properties for offices, for call centers, for network servers and for equipment storage. The Haifa lease covers approximately 8,900 square meters, is in effect until December 2021, and is renewable for two additional periods of two years each, upon our notice. The Rosh-Ha'ayin lease covers approximately 3,300 square meters, is in effect until December 2021 and is renewable for three additional periods of two years each, upon our notice. We sublease part of the property in Haifa to third parties and part of the property in Rosh-Ha'ayin to our wholly-owned dealer and another subsidiary.

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

Service Centers, Points of Sale and Cell Sites

As of December 31, 2019, we leased 71 service centers, points of sale and other facilities (including those operated by our wholly-owned dealer), which are used for sales and customer service. Such lease agreements are generally for periods of two to three years, with extension options that vary by location.

In addition, we lease from various parties, including the Israeli Land Authority, or ILA, municipalities and private entities sites for the establishment, maintenance and operation of cell sites for our cellular network. The duration of these lease agreements are generally for two to five years, with an option to extend the lease for successive similar periods and exit windows that enable us to terminate the agreement prior to its scheduled expiration under certain circumstances. In some of the agreements, the lessor is entitled to terminate the agreement at any time without cause, subject to prior notice. Based on our past experience, we encounter difficulties in extending the term of approximately 5% of the lease agreements for cell sites, which at times results in our having to pay higher rent in order to remain in the same locations or to find alternative sites. This may aggravate given our network sharing agreements.

In addition, we lease a number of points of presence in Israel that are used for equipment and servers storage  and other communications equipment for the provision of landline services, and storage space for our servers and equipment in London and Frankfurt.

Authorization Agreement with Land Regulatory Authorities

In June 2013, we renewed an authorization agreement with the ILA that authorizes us to use lands managed by the ILA for the establishment and operation of cell sites. The authorization agreement was effective until December 2019 and we are negotiating the terms of a new agreement. The authorization agreement provides that subject to the receipt of approval from the ILA, we will be entitled to establish and operate cell sites on the lands leased to third parties throughout the agreement’s term. We undertook to vacate at the end of the agreement’s term all facilities installed in the authorized area unless the authorization period is extended. Under the authorization agreement, the ILA is entitled to revoke authorizations granted to us in certain circumstances.

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

A.           OPERATING RESULTS

Overview

General

We are one of the four major communications groups in Israel and the largest provider of cellular communications services in Israel with approximately 2.744 million cellular subscribers as of December 31, 2019, with an estimated market share of 26%. In recent years we have increased our presence in the fixed line market, adding TV and internet infrastructure services (the latter through the landline wholesale market and, as of 2018, also over our independent fiber-optic infrastructure, which we sold to IBC in 2019), to our veteran ISP and landline telephony (both inland and long distance).

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

Our cellular segment’s services include basic cellular communications services and data transfer, download and upload, as well as text and multimedia messaging services and advanced cellular content services, which we provide through our 2G and 3G networks, covering substantially all of the populated territory of Israel, and our 4G network covering most of the population  of Israel. We also provide international roaming services to our subscribers in 180 countries as of December 31, 2019 as well as to subscribers of foreign networks visiting Israel. We offer our subscribers a wide selection of handsets of various leading global manufacturers as well as extended warranty services on most handsets we offer. A significant portion of our revenues is derived from our network sharing agreements with Golan and Xfone.

Our fixed-line segment’s services include landline telephony services, internet infrastructure (since May 2015, through the landline wholesale market and, as of 2018, also over our own fiber-optic infrastructure which we sold to IBC in 2019) , connectivity services (ISP), television services (since December 2014) (OTT TV), transmission services, international calling services (ILD) , end user fixed-line equipment and IOT services.

We sell our various services on a stand-alone basis or bundled with certain other services offered by us, including a triple play bundle of end-to-end internet service, landline telephony and TV services and a quatro bundle which includes the triple offering plus cellular services.

Our management evaluates our performance through focusing on our key performance indicators, which include among others: cellular subscribers and average revenue per user of cellular, or ARPU, internet and TV subscribers (households) – both stand alone and as a part of a bundle,  adjusted EBITDA (as defined in “Results of Operations”), adjusted EBITDA as percentage of revenues, operating income, net income, cash flow from operating activities, Free Cash Flow*,subscriber churn rate and handset sales and profitability. These key performance indicators are primarily affected by the competitive and regulatory landscape in which we operate and our ability to adapt to the challenges posed.

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

Our operating results, profitability and cash flow have decreased significantly in the past several years, with a loss for 2018 and 2019, mainly due to the intense competition resulting largely from regulatory developments intended to enhance competition in the Israeli telecommunications market, which caused significant price erosion in the prices charged for the provision of cellular services and a decrease from equipment sales.  Our operating income in 2019 was NIS 24 million ($7 million), a decrease of 76.2% from NIS 101 million ($29 million) in 2018 and a decrease of 69.2% from NIS 328 million ($95 million) in 2017. We recorded a net loss in 2019 of NIS 107 million ($ 31 million), compared to a loss of NIS 64 million ($ 19 million) in 2018, compared to net income of NIS 113 million ($33 million) in 2017. The Company's net cash from operating activities in 2019 increased in comparison with 2018 due to the adoption of IFRS 16 standard (for details see below)

In August 2019 our rating in relation to our debentures traded on the Tel Aviv Stock Exchange, or TASE was downgraded to ilA and our rating outlook was maintained at “negative”. Our and another cellular operator's controlling shareholder recognized a substantial impairment of goodwill expense associated with us and the other cellular operator, in their respective financial reports for the second quarter of 2019 and the already intense competition in the cellular market further heightened with campaigns announcing tariffs as low as US$ 3-4 per month for a cellular package. These developments had an adverse effect on our financial condition and the perception of the Israeli telecommunications market in general and more specifically of us – given our substantial debt, resulting in the substantial decrease of our shares' price, hardening requirements to access additional credit from banks and increase of our debentures yield, signifying increased cost of future debt raised from the capital market.

In September 2019 we announced and put in motion a comprehensive restructuring plan, or the Restructuring Plan, which includes the following goals, with a target to achieve them by the end of 2020:

(1)	return to positive net income (excluding special and unusual items).

(2)	reduce the Company’s net debt to EBITDA (excluding IFRS16 ramifications and special and unusual items) ratio to below 3 .

(3)	prepare the Company to better cope with market conditions, the intense competition and future investments.

The Plan includes the following major components and target timetable:

•
Cutting expenses - annual reduction of appx. NIS 150 million from third quarter 2019 OPEX level (to be executed by the end of 2020), including through substantial reduction of expenses and payments to suppliers, substantial reduction in manpower and reduction of landline wholesale access fees.

Cost cutting initiatives have begun immediately following the publication of the Restructuring Plan, are in line with the target, and include reduction of consideration to suppliers for a certain period, sale of internet services using IBC 's infrastructure under the IRU Agreement, instead of the more costly landline wholesale arrangement, and entering a new collective employment agreement which includes a voluntary retirement program (see Item  6. Directors, senior management and employees - D. Employees" below).

•
Cutting investments – reduction of the company CAPEX level to appx. NIS 450 – 500 million per annum, (to be fully executed by the end of 2020), excluding new frequencies related CAPEX which may require added investments. For additional details regarding such CAPEX see "Frequencies Tender" below.

•
Capital raising of appx. NIS 400 million – completed in December 2019 (see "Item 5. Operating and Financial Review and Prospects.  – B. Liquidity and Capital Resources – Issuances of equity securities" below).

•	Factoring of customers' end-user equipment of appx. NIS 100 – 150 million.

Presently under review due to operational complexity and related costs.

•	Debt reduction – Open market repurchases of the Company's debentures up to NIS 150 million.

To be carried out by management, at its discretion, at such timing, amounts and structure, according to market conditions. As at the date of this report, the Company repurchased approximately 11 NIS million par value of debt.

Execution of the Restructuring Plan may entail one-time expenses. Those are not included in the Restructuring Plan components above.

We cannot guarantee the Restructuring Plan will be fully executed nor the effects it would have on our results of operations and financial condition. Our business environment continues to be characterized by increased competition in the various markets in which we operate. These factors which affected the Israeli communications market may continue to negatively impact our business, which may further adversely affect our results of operations and financial condition. Moreover, our financial condition is more volatile than our competitors, due to our substantially larger amount of debt. Other impacts may include the need to reduce investments, in absolute terms and in comparison to our competitors, which may harm our competitive standing and potential future growth, adversely affect our ability to raise additional debt and refinance our existing debt or adversely affect the terms and price of such debt raising, which in turn may further adversely affect our financial condition and may require equity capital raising, if possible; or on the contrary -  require us to make substantial investments in order to maintain our competitive standing and potential future growth, such as pay large sums for additional frequencies and invest large sums in the deployment of a corresponding network, despite our substantial debt and reduced profitability, which in turn may lead to additional downgrade of our debentures rating, may adversely affect our financial condition and our ability to raise additional debt and refinance our existing debt or adversely affect the terms and price of such debt raising and may require equity capital raising, if possible.  See also "Item 3. Risk factors – Risks related to our business - We may be adversely affected by the significant technological and other changes in the telecommunications industry" and"- Our substantial debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability".

In 2020, as part of the global effects of the Corona virus, our roaming revenues have been adversely effected. If such effects and Israeli government restrictions on the general population, including our operations, continue for a long duration, they will adversely affect our handsets and services sales and all aspects of our operations, resulting in a material adverse effects on our results of operations. We have taken steps to mitigate such effects, by reducing our expenses and investments during the Corona virus pandemic, including by reducing our sales operations and by sending a large quantity of employees on unpaid leave. Furthermore, as part of the global effects of the Corona virus on the capital markets, our debentures yield have increased substantially, our investment portfolio is expected to record losses during the first quarter of 2020 and general capital markets activities have significantly slowed or halted. If such effects continue and for the duration they so continue, it will adversely affect our access to additional debt and/or capital. See "The Corona virus may adversely affect our results of operations" below.

In February 2020 we, Golan's shareholders and Golan have entered into a binding memorandum of understanding, or MOU, for the purchase of Golan's entire share capital, for the sum of NIS 590 million as well as (a) an amount equal to the cash and cash equivalents of Golan Telecom as of the closing date minus any financial indebtedness; (b) NIS 7.58 million per month for the period between the closing date and December 31, 2020; and (c) return on investments made by Golan Telecom in the 5G shared network from the date the MOU was signed and until the transaction is completed. The parties shall negotiate a detailed agreement but are bound by the MOU whether such agreement is entered or not. In case the conditions for the completion of the transaction are not met until December 31, 2020, the MOU or detailed agreement, as the case may be, shall expire. We cannot guarantee that the conditions for the completion of the transaction shall be met, including receipt of the required approvals.  For additional details see "Item 4. A. History and development of the Company – our history" above.

We intend to drive revenue primarily by: maximizing the benefits of our position as a leading Israeli telecommunications group; offering our customers full and comprehensive mobile and wireline solutions and bundles of services (including triple/quatro play) and enhancing our competitive capabilities; retaining our existing subscribers and attracting new subscribers; offering new services that are synergetic to our core businesses like IOT and growing wireline service revenues. Entering a new and penetrated market may require substantial investment and additional expenses. We intend to continue our efforts to optimize our costs by implementing further efficiency measures and reducing our expenses and to adjust our operations to the changing market conditions. We cannot guarantee the success of these measures. For details of our Sharing Agreements, see "Item 4. Information on the Company –B. Business Overview – Network and Infrastructure – Cellular Segment – Network sharing agreements". For details of our fiber-optic activity see" Item 4. Information on the Company – B. Business Overview – Networks and Infrastructure – Fixed-line Segment – Fixed-line infrastructure" and  "– Investment in IBC" thereunder.

In 2018, we entered into a collective employment agreement with the Company's employees' representatives and the Histadrut for a term of three years (2018-2020) and in 2019 and 2020 we entered additional agreements amending the 2018 agreement. See also "Item 3. Key Information – D. Risk Factors – Risks Related to our Business – The unionizing of our employees may impede necessary organizational and personnel changes, result in increased costs or disruption to our operation."

The Israeli telecommunications market is currently dominated by four communications groups: Bezeq, Hot, Partner and Cellcom, with the first two having a full (or substantially full) landline infrastructure.

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

Competition may increase further or our competitive standing may suffer if: current trends continue, an acquisition or merger to which we are not a party is completed, the landline wholesale market, launched in 2015, is ineffective; the structural separation imposed on the Bezeq and Hot groups or Bezeq's tariffs supervision is annulled or further relaxed or other unfavorable regulatory changes relating to the Bezeq and Hot groups are effected or each of these groups further escalates competition; new competitors enter the communications markets; our new subsidiary IBC, fails to deploy a widespread landline infrastructure; handset increased competition continues or we do not purchase additional frequencies or purchase frequencies in an amount equal to our competitors or make the necessary investments in our networks or in our business in general. We have continually implemented aggressive efficiency measures in order to mitigate those adverse effects, which included voluntary retirement plans for employees. We intend to continue to implement changes in order to continue our efforts to mitigate the adverse effects of the increased competition in many areas in which we operate. We cannot guarantee the success of these measures. Moreover, unionization of our employees may impede the execution of such measures. See "Item 3. Key Information – D. Risk Factors – Risks Related to our Business - We face intense competition in all aspects of our business" and "-The unionizing of our employees may impede necessary organizational and personnel changes, result in increased costs or disruption to our operation", and "Item 4. Information on the Company - B. Business Overview – Competition" for additional details.

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

Participation in the new frequencies tender and execution of frequencies transfer, as per the MOC's instruction, would involve material investments and operational risks to the Company. See "Item 3. Risk factors – Risks related to our business - We may be adversely affected by the significant technological and other changes in the telecommunications industry" and "Item 4. Information on the Company – B. Business Overview - Network and Infrastructure – Cellular Segment – Spectrum allocation".

Our profitability is also affected by other factors, including changes in our cost of revenues and selling, marketing, general and administrative expenses, including depreciation and financing expenses.

Our results are also impacted by currency fluctuations.  While substantially all of our revenues are denominated in NIS, for 2019, approximately14 % of cash outflow was denominated in, or linked to, other currencies, mainly U.S. dollars. Changes to the Israeli CPI, may also impact our results as part of our debentures (Series H and J) and some of our expenses are linked to the Israeli CPI.  Any devaluation of the NIS against the U.S. dollar or other foreign currencies will therefore increase the NIS cost of our expenses that are not denominated in NIS or are linked to those currencies and any increase in the Israeli CPI will increase the financial expenses associated with our debentures. We enter into derivative instruments to mitigate the effect of the various market risks associated with these expenses.  See “Item 11 – Quantitative and Qualitative Disclosures About Market Risk.”

Further, we have incurred significant debt by issuing debentures and receiving loans, the aggregate outstanding principal amount of which as of December 31, 2019 was NIS 3,411 million. See “ – Liquidity and Capital Resources– Debt Service” and "-Other Credit Facilities”.

Our dividend policy targets a distribution of at least 75% of our annual net income on a quarterly basis. In respect of 2017, 2018 and 2019, our board of directors chose not to declare dividends given the intensified competition and its adverse effect on our results of operations and in order to strengthen our balance sheet. We undertook limitations on our dividend distributions in connection to the issuance of our debentures and other credit facilities. See “Item 8. Financial Information – A. Statements and Other Financial Information - Dividend Policy” and “- B. Liquidity and Capital Resources- Dividend payments” and "– Debt Service" and "– Other Credit Facilities".

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

As from January 1, 2018 we apply IFRS 9 regarding financial instruments, which replaced IAS 39. The standard was applied using the cumulative effect approach as from the initial date of application without amendment of the comparative data, other than with respect to certain hedging items, with an adjustment to the balance of retained earnings and other components of equity as of the initial date of application. For additional details see note 2-F-1-B to our financial statements.

As from January 1, 2019 we apply International Financial Reporting Standard 16, Leases (hereinafter: “IFRS 16” or “the standard”), which replaced International Accounting Standard IAS 17, Leases .The main effect of the standard’s application is reflected in annulment of the existing requirement from lessees to classify leases as operating (off-balance sheet) or finance leases and the presentation of a unified model for lessees to account for all leases similarly to the accounting treatment of finance leases in the previous standard. Until the date of application, the Group classified most of the leases in which it is the lessee as operating leases, since it did not substantially bear all the risks and rewards from the assets. see note 2-F-1-A to our financial statements

Revenues

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

Our revenues in the fixed-line segment are derived from the sale of fixed-line communications services which include: internet infrastructure (through the landline wholesale market, since February 2015 and, as of 2018, also based on our independent fiber-optic infrastructure which we sold in 2019 to IBC) and connectivity services, OTT TV services, transmission services, provided to other operators and to Golan and Xfone according to our network sharing agreement, international calling services (ILD), landline telephony services, operator services and teleconferencing services and equipment sales that are related to this segment.

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

Other income and expenses

Other income and expenses consist primarily of expenses related to employee retirement plans in 2019 and 2018 and gain from the sale of a subsidiary in 2017. Revenues from long-term credit arrangements (more than 12 monthly payments) are recognized on the basis of the present value of future cash flows, discounted according to market interest rates at the time of the transaction. The difference between the original credit and its present value is recorded as other income over the credit period.

Financing income and expenses

Financing income and expenses consist primarily of interest expense on long-term loans and interest on our debentures and other credit facilities, the effects of fluctuations in currency exchange rates, Israeli CPI adjustments related to the Israeli CPI-linked debentures, and income or losses relating to financial derivative instruments that do not qualify for hedge accounting according to IFRS. Financing income and expenses also include interest income on deposits, discount amortization associated with our debentures, and gains and losses from our current investment in tradable securities.

Income Tax

Generally, Israeli companies were subject to corporate tax on their taxable income at the rate of 24% for the 2017 tax year and 23% for the 2018 tax year and onward.

Israeli companies are subject to capital gains tax at the corporate tax rate. A deferred tax asset or liability is created for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Results of Operations - Comparison of 2017, 2018 and 2019

The following table sets forth key performance indicators for the periods indicated:

	Year Ended December 31,			Change*
	2017	2018	2019	2018 vs. 2017	2019 vs. 2018
Cellular subscribers at end of period(1) (in thousands)	2,817	2,851	2,744	1.2%	(3.8)%
Internet-customers (households) (end of period) (in thousands) (2)	222	269	278	21.2%	3.3%
TV - households (end of period) (in thousands) (2)	170	219	258	28.8%	17.8%
Churn rate of cellular subscribers(1)(3)	46%	43%	49%	-	-
Average monthly revenue per cellular subscriber (ARPU) (1)(4) (in NIS)	57	51	51	(10.5)%	(1.9)%
Operating income (in NIS millions)	328	101	24	(69.2)%	(76.2)%
Net income(loss) (in NIS millions)	113	(64)	(107)	na	na
Adjusted EBITDA(5) (in NIS millions)	884	687	940	(22.6)%	34.6%
Operating income margin(6)	8.4%	2.7%	0.6%	(5.6PP )	(2.1PP )
Adjusted EBITDA margin(7)	22.8%	18.6%	24.9%	(4.2pp )	6.3pp

*	pp denotes percentage points and this measure of change is calculated by subtracting the 2017 measure from the 2018 measure and the 2019 measure from the 2018 measure, respectively.

(1)
Cellular subscriber data refers to active subscribers. We use a six-month method of calculating our cellular subscriber base, which means that we add post-paid subscribers to our subscriber base upon their joining our services and prepaid subscribers upon charging a prepaid card and we deduct subscribers from our subscriber base after six months of no revenue generation and activity on our network (for prepaid subscribers, as of the first quarter of 2019, 'no activity' includes only incoming SMS within our network) and no data usage (as of the first quarter of 2019, 'no data usage' means less than 0.5 Gigabyte over a period of 6 months) or less than NIS 1 of accumulated revenues for M2M (machine to machine) subscribers. The six-month method is, to the best of our knowledge, consistent with the methodology used by other cellular providers in Israel.  The 2017 cellular subscriber base includes subscribers added as part of our purchase of the operations of an Israeli Mobile Virtual Network Operator, or MVNO, during the third quarter of 2017. As of the third quarter of 2018, we add M2M subscribers to the cellular subscriber base only upon first use instead of at the time of joining our service as was done until the change. This change did not have a material effect on M2M prior subscriber data. The changes executed at the end of the first quarter 2019, resulted in the deletion of 153,000 subscribers from our cellular subscriber base.

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

(4)
Average monthly revenue per cellular subscriber (ARPU) is calculated by dividing revenues from cellular services for the period by the average number of cellular subscribers during the period and by dividing the result by the number of months in the period.  Revenues from inbound roaming services and hosting and network sharing services are included even though the number of subscribers in the equation does not include the users of those roaming, hosting and network sharing services. Inbound roaming services, hosting and network sharing services are included because ARPU is meant to capture all service revenues generated by a cellular network. Revenues from sales of Subscription Repair Services are included because they represent recurring revenues generated by subscribers, but revenues from sales of handsets (which for purposes of this report may include other types of cellular end user equipment, such as tablets), Random Repair Services, and other services are not. We and industry analysts, treat ARPU as a key performance indicator of a cellular operator because it is the closest meaningful measure of the contribution to service revenues made by an average subscriber. The 2019 ARPU was positively affected by the elimination of subscribers during 2019.

We have set out below the calculation of cellular ARPU for each of the periods presented:

	Year Ended December 31,
	2017	2018	2019
	(In NIS millions, except number of subscribers and months)

Revenues	3,871	3,688	3,708
less revenues from equipment sales	952	904	932
less other revenues not in ARPU*	949	1,061	1,102

Revenues used in ARPU calculation (in NIS millions)	1,971	1,723	1,674
Average number of subscribers	2,797,341	2,826,013	2,752,871
Months during period	12	12	12
ARPU (in NIS, per month)	57	51	51

*	Other revenues include revenues from other communications services, mainly fixed-line revenues and repair services.

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

The following is a reconciliation of adjusted EBITDA with net income and operating income:

	Year Ended December 31,
	2017	2018	2019
	(In NIS millions)
Net income(loss)	113	(64)	(107)
Financing expenses, net	175	171	144
Taxes on income (tax benefit)	40	(6)	(23)
Equity of investee	-	-	10
Operating income	328	101	24
Other expenses (income), net (excluding gain from the sale of a subsidiary and expense related to employee retirement plans)	(1)	-	10
Depreciation and amortization	555	584	898
Share based payments	2	2	8
Adjusted EBITDA	884	687	940

(6)	Operating income margin is defined as operating income as a percentage of total revenues for each of the applicable periods.

(7)	Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of total revenues for each of the applicable periods.

The following table sets forth our consolidated statements of income as a percentage of total revenues from operations for the periods indicated:

	Year Ended December 31,
	2017	2018	2019
Revenues	100.0%	100.0%	100.0%
Cost of revenues	69.2%	72.2%	73.5%
Gross profit	30.8%	27.8%	26.5%
Selling and marketing expenses	12.4%	15.3%	16.5%
General and administrative expenses	11.0%	9.8%	8.9%
Other (income) expenses, net	0.2%	0.7%	(0.5)%
Operating income	7.6%	2.0%	0.6%
Financing expenses, net	3.7%	3.9%	3.9%
Income(loss) before income tax	3.9%	1.9%	(3.5)%
Income tax	1.0%	0.2%	0.6%
Net income(loss)	2.9%	1.7%	(2.9)%

Revenues

	Year Ended December 31,			Change
	2017	2018	2019	2018 vs. 2017	2019 vs. 2018
	(In NIS millions)
Revenues	3,871	3,688	3,708	(4.7)%	0.5%

The increase in revenues in 2019 compared with 2018 is attributable to a 3.1% increase in equipment revenues and an increase of 4% in recuring revenues from the fixed-line segment in the Internet and TV fields offset by 2.5% decrease in service revenues in the cellular segment,

The decrease in revenues in 2018 compared with 2017 is attributable to a 10.3% decrease in service revenues in the cellular segment, and a 5% decrease in equipment revenues. The decrease in service revenues was partially offset by an increase in revenues from the fixed-line segment in the Internet and TV fields.

The following table sets forth the breakdown of our revenues for the periods indicated based on the various sources thereof:

	2017		2018		2019
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(in NIS millions)		(in NIS millions)		(in NIS millions)
Service revenues:
Cellular services	1,777	45.9%	1,581	42.9%	1,541	41.5%
Land-line communications services*	1,004	25.9%	1,068	29.0%	1,111	30.0%
Other services**	138	3.6%	135	3.7%	124	3.3%
Total service revenues	2,919	75.4%	2,784	75.5%	2,776	74.9%
Equipment revenues	952	24.6%	904	24.5%	932	25.1%
Total revenues	3,871	100.0%	3,688	100.0%	3,708	100.0%

*	Consists of international calling services, landline telephony services, transmission services, hubbing services, internet services (ISP and internet infrastructure services) and TV services.

**	Consists of repair services fees.

During 2019, service revenues (comprising 74.8% of total revenues) decreased 0.3%, compared with 2018. This decrease in service revenues resulted mainly from a 2.5% decrease in cellular service revenues resulting mainly from the ongoing erosion in the prices of these services. The decrease was partially offset by a 4% increase in the fixed-line service revenues resulting mainly from an increase in revenues from TV and internet services

During 2018, service revenues (comprising 75.8% of total revenues) decreased 4.6%, compared with 2017. This decrease in service revenues resulted mainly from a 10.3% decrease in cellular service revenues resulting mainly from the ongoing erosion in the prices of these services and from the difference between the national roaming services revenues and the revenues for rights of use in cellular networks according to the network sharing agreements as of the beginning of the second quarter of 2017. The decrease was partially offset by a 6.4% increase in the fixed-line service revenues resulting mainly from an increase in revenues from TV and internet services, as well as from fixed-line communications services provided according to the network sharing agreement with Golan which came into force as of the beginning of the second quarter of 2017.

Fixed-line service revenues totaled NIS 1,111 million in 2019 compared to NIS 1,068 million in 2018. This increase resulted mainly from an increase in revenues from TV and internet services

Fixed-line service revenues totaled NIS 1,068 million in 2018 compared to NIS 1,004 million in 2017. This increase resulted mainly from an increase in revenues from TV and internet services, as well as of fixed-line communications services provided according to the network sharing agreement with Golan as of the beginning of the second quarter of 2017.

During 2019, revenues from other services totaled NIS 124 million compared with a total of NIS 135 million in 2018.

During 2018, revenues from other services totaled NIS 135 million compared with a total of NIS 138 million in 2017.

During 2019, equipment revenues (comprising 25.2% of total revenues) increased 3.1%, compared with 2018. This increase resulted mainly from an increase in end user equipment sales in the fixed-line segment partially offset by a decrease in the quantity of cellular handsets end user equipment sold during 2019 as compared to 2018.

During 2018, equipment revenues (comprising 24.5% of total revenues) decreased 5%, compared with 2017. This decrease resulted mainly from a decrease in the quantity of cellular segment end user equipment sold during 2018 as compared to 2017. This decrease was partially offset by an increase in end user equipment sales in the fixed-line segment.

The following table sets forth the breakdown of our revenues for the periods indicated based on the types of subscribers:

	2017		2018		2019
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(in NIS millions)		(in NIS millions)		(in NIS millions)
Individual	2,702	69.8%	2,579	69.9%	2,561	69.1%
Business	992	25.6%	946	25.6%	991	26.7%
Other*	177	4.6%	163	4.5%	156	4.2%
Total	3,871	100.0%	3,688	100.0%	3,708	100.0%

*	Mainly consists of revenues from inbound roaming services, hosting services and network sharing services.

A breakdown of revenues according to types of subscribers (individual and business) during 2019 compared with 2018, shows a 0.1% decrease in revenues attributable to individual subscribers and a 4.8% increase in revenues attributable to business subscribers. The decrease in the revenues attributable to individual subscribers resulted mainly from the ongoing erosion in the price of cellular services, resulting from the intensified competition in the cellular market partially offset by an increase in revenues of internet and TV services The increase in revenues attributable to the business subscribers resulted mainly from the increase in equipment revenues in fixed line segment.

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

The following table sets forth the breakdown of our revenues for the periods indicated based on the types of subscription plans:

	2017		2018		2019
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(in NIS millions)		(in NIS millions)		(in NIS millions)
Pre-paid	195	5.0%	180	4.9%	185	5.0%
Post-paid	3,499	90.4%	3,344	90.7%	3,367	90.8%
Other*	177	4.6%	163	4.4%	156	4.2%
Total	3,871	100.0%	3,688	100.0%	3,708	100.0%

* Mainly consists of revenues from inbound roaming services, hosting services and network sharing services.

A breakdown of revenues according to types of subscription plans (pre-paid and post-paid) during 2019 compared with 2018, shows a 0.1% increase in revenues attributable to post-paid subscribers and a 2.7% increase in revenues attributable to pre-paid subscribers. The increase in revenues attributable to post-paid subscribers was primarily the result of an increase in revenues of internet and TV services partially offset by the ongoing erosion in the price of cellular services, resulting from the intensified competition in the cellular market.

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

These segments are managed separately for the purposes of allocating resources and assessing performance.

We started presenting our operations in these two segments as of January 1, 2016.

We measure revenues on an operating segment basis. The following is a discussion of our revenues for our two operating segments:

	Year Ended December 31,			Change
	2017	2018	2019	2018 vs. 2017	2019 vs. 2018
	(In NIS millions)
Cellular service revenues	1,929	1,730	1,679	(10.3)%	(2.9)%
Cellular equipment revenues	770	655	661	(14.9)%	0.9%
Total cellular revenues	2,699	2,385	2,340	(11.6)%	(1.9)%
Fixed-line service revenues	1,166	1,215	1,258	4.2%	3.5%
Fixed-line equipment revenues	182	249	271	36.8%	8.8%
Total Fixed-line revenues	1,348	1,464	1,529	8.6%	4.4%
Consolidation adjustments	(176)	(161)	(161)	(8.5)%	-
Consolidated revenues	3,871	3,688	3,708	(4.7)%	0.5%

Cellular Segment

Revenues from the cellular segment in 2019 totaled NIS 2,340 million (including inter-segment revenues), compared to NIS 2,385 million in 2018. The decrease was primarily due to a decline in service revenues of 2.9% resulting mainly from the ongoing erosion in the price of these services offset by an increase in revenues from sharing agreement with Golan and Xfone.

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

Fixed-line Segment

Revenues for the fixed-line segment (including inter-segment revenues) in 2019 totaled NIS 1,529 million, compared to NIS 1,464 million in 2018. This increase resulted mainly from an increase in revenues from TV and internet services, as well as an increase in fixed-line equipment revenues.

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

Cellular segment

In 2019, the cellular segment generated adjusted EBITDA of NIS 627 million compared to NIS 418 million in 2018, a 47.6% increase. This increase resulted mainly due to the adoption of IFRS 16 standard  excluding such effects, would have continued to decrease, in comparison with 2018 as a result of ongoing erosion in cellular service revenues.

In 2018, the cellular segment generated adjusted EBITDA of NIS 391 million compared to NIS 595 million in 2017, a 34.3% decrease. This decrease resulted mainly from the ongoing erosion in cellular service revenues.

Fixed-line segment

In 2019, the fixed-line segment generated adjusted EBITDA of NIS 313 million compared to NIS 269 million in 2018, a 14.5% increase. The increase arose mainly as a result of an increase in revenues from internet and TV services.

In 2018, the fixed-line segment generated adjusted EBITDA of NIS 269 million compared to NIS 258 million in 2017, a 4% increase. The increase arose mainly as a result of an increase in revenues from internet and TV services as well as fixed-line communications services provided according to the network sharing agreement with Golan since the second quarter of 2017.

Cost of revenues and gross profit

	Year Ended December 31,			Change
	2017	2018	2019	2018 vs. 2017	2019 vs. 2018
	(In NIS millions)
Cost of service revenues	2,035	2,019	2,038	(0.8)%	0.9%
Cost of equipment revenues	645	642	687	(0.5)%	7.0%
Total cost of revenues	2,680	2,661	2,725	(0.7)%	2.4%
Gross profit	1,191	1,027	983	(13.8)%	(4.2)%

The increase in cost of service revenues in 2019 compared with 2018 resulted mainly  from an increase in costs TV services content and  in costs related to internet services in the fixed-line segment offset by a decrease of expenses of international operators.

The increase in cost of equipment revenues resulted mainly from an increase in fixed-line equipment costs in costs, primarily as a result of an increase in revenues fixed line equipment sold in the cellular segment during 2019 as compared to 2018, which was partially offset by a decrease in cellular segment handset costs.

The decrease in cost of service revenues in 2018 compared with 2017 resulted mainly from decrease in interconnect costs, depreciation and repair services. This decrease was partially offset by an increase in costs of TV services content and  in costs related to internet services in the fixed-line segment.

The decrease in cost of equipment revenues resulted mainly from a decrease in costs of end user equipment sold, primarily as a result of a decrease in the quantity of end user equipment sold in the cellular segment during 2018 as compared to 2017, which was partially offset by an increase in fixed-line equipment costs.

The decrease in gross profit in 2019 compared with 2018 resulted mainly from the ongoing erosion in the price of cellular services.

The decrease in gross profit in 2018 compared with 2017 resulted mainly from the ongoing erosion in the price of cellular services.

Selling and marketing expenses and general and administrative expenses

	Year Ended December 31,			Change
	2017	2018	2019	2018 vs. 2017	2018 vs. 2017
	(In NIS millions)
Selling and marketing expenses	479	567	610	18.4%	7.6%
General and administrative expenses	426	360	329	(15.5)%	(8.6)%
Total	905	927	939	2.4%	1.3%

The increase in selling and marketing expenses in 2019 compared with 2018, is primarily a result of an increase in depreciation expenses due to the capitalization of part of the customer acquisition costs. This increase was partially offset by a decrease of salaries expenses and doubtful accounts expenses.

The increase in selling and marketing expenses in 2018 compared with 2017, is primarily the result of an increase in depreciation of acquisition costs that were capitalized as a result of the early adoption of a new International Financial Reporting Standard (IFRS 15) as of January 1, 2017.

The decrease in general and administrative expenses in 2019 compared with 2018 resulted mainly from a decrease of lease expenses due to the adoption of International Financial Reporting Standard ( IFRS 16) decrease in salaries and related expenses as well as a decrease in doubtful debts offset increase in depreciation due to the adoption of IFRS 16.

The decrease in general and administrative expenses in 2018 compared with 2017 resulted mainly from a decrease in salaries and related expenses as well as a decrease in doubtful debts.

Other income (expenses), net

	Year Ended December 31,
	2017		2018		2019
	(In NIS millions)
Other income (expenses), net	42	*	1	*	(20)
(*)The results at and for the years 2017, 2018 have been reclassified regarding a change in accounting  policy regarding long term credit transactions

Other expenses in 2019 mainly includes expense of NIS 45 million following employee voluntary retirement plan. Offset by revenues from credit arrangements of handset sales and from capital gain from selling our fiber optic network in 2019 to IBC.

Other expenses in 2018 mainly includes expense of NIS 26 million following employee voluntary retirement plan executed in the second quarter of 2018. Other income in 2017 includes mainly a gain from the sale of a subsidiary (Internet Rimon) in the amount of approximately NIS 10 million.

Financing expenses, net

	Year Ended December 31,
	2017	2018	2019
	(In NIS millions)
Financing expenses	(196)	(190)	(193)
Financing income	21	19	49
Financing expenses, net	(175)	(171)	(144)

The decrease in financing expenses, net 2019 compared with 2018 resulted mainly from financing income 50 million NIS in 2019   as a result of profit of our current investment portfolio. The decrease in Financing expenses, net, for 2018 compared to 2017 resulted mainly from a decrease of the interest of debentures of the Company offset by losses in the Company's investment portfolio in 2018.

Income tax

	Year Ended December 31,			Change
	2017	2018	2019	2018 vs. 2017	2019 vs. 2018
	(In NIS millions)
Taxes on income(tax benefit)	40	(6)	(23)	na	283%

Taxes on income for 2019 totaled NIS 23 million tax benefit as a result of the loss before taxes on income that the Company recorded in 2019.

In January 2019 the Israeli Tax Authority issued a best judgment assessment for 2014 to the Company, generally due to timing differences.  In February 2020 the Company and the Tax Authority reached a final agreement in relation to the years 2014-2017 tax assessment. The assessment did not have a material effect on the Company's financial statements.

Taxes on income for 2018 totaled NIS 6 million as a result of the loss before taxes on income that the Company recorded in 2018, which was partially offset by tax expenses due to non-deductible expenses.

Net income (Loss)

	Year Ended December 31,			Change
	2017	2018	2019	2018 vs. 2017	2019 vs. 2018
	(In NIS millions)
Net income (loss)	113	(64)	(107)	na	67.2%

The loss in 2019 totaled 107 million, primarily due to a decrease in operating profit mainly from the ongoing erosion in the price of cellular services as well as from an expense of NIS 45 million following employee voluntary retirement plan which was recorded on the fourth quarter of 2019

The loss in 2018 totaled 64 million, primarily due to a decrease in operating profit mainly from the ongoing erosion in the price of cellular services.

B.           LIQUIDITY AND CAPITAL RESOURCES

General

Our liquidity requirements relate primarily to working capital requirements, debt service, capital expenditures for the expansion and enhancement of our networks, including rights to additional frequencies, end user equipment and payment of dividends, to the extent declared. We fund these requirements through cash flows from operations, raising new debt and issuances of equity securities, including ordinary shares.

Since institutional investors were required to follow certain procedures and requirements pursuant to Israeli regulation before investing in non-governmental debentures, our series H through L indentures include certain limitations and covenants. For additional details see "– Debt Service" below. These limitations are generally also included in our other credit facilities (see "– Other Credit Facilities" below) and are expected to apply to any additional debt incurred by us. These procedures, limitations and covenants limit our freedom to conduct our business, may impose additional costs on us and may limit our ability to borrow additional debt from Israeli institutional investors as well as adversely affect the terms and price of such debt raising.

In May 2012, June 2013 and August 2019, the rating of our debentures was downgraded. Any downgrade in our ratings may adversely affect the terms and price of our debt or additional debt raised, particularly through the issuance of debentures to institutional investors, which, given the limitation on the ability of Israeli banks to lend money to us pursuant to the “Guidelines for Sound Bank Administration” issued by the Israeli Supervisor of Banks (as for that purpose we are deemed to be included in the same group as DIC), may limit our ability to obtain additional financing to operate, develop and expand our business or to refinance existing debt. We believe that our sources of liquidity and capital resources, are adequate for our current requirements and business operations and should be adequate to satisfy our anticipated cash needs for working capital, capital expenditures, other current corporate needs and debt service for at least the next 12 months. Our future capital requirements will depend on many factors, including the level of revenues, the timing and extent of spending to support marketing and subscriber retention efforts, the expansion of sales and marketing activities and the timing of introductions of new products and enhancements of existing products, the level and timing of investing in our networks and services, including our OTT TV, internet infrastructure, additional investments in IBC, if required, and the purchase of additional frequencies and IOT services and any decision to reinstate dividends. Our Board of Directors would not expect to reinstate dividends unless it believes that our cash flow and available reserves will be sufficient to fund our needs, including our dividends. In February 2006, our Board of Directors adopted a policy to distribute each year at least 75% of our annual net income, on a quarterly basis, as dividends, subject to compliance with applicable law, our license and contractual obligations and so long as the distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. We undertook limitations on dividend distributions in our indentures of series  H through L debentures and in other credit facilities. See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy”, "– Debt Service" and "–Other Credit Facilities" below. In respect of 2019, our Board of Directors chose not to declare dividends given the intensified competition and its adverse effect on our results of operations and in order to strengthen our balance sheet. Should our Board of Directors decide to reinstate dividends, it is possible that our Board of Directors’ estimate of our cash needs will be incorrect, or that events could occur that could increase our cash needs beyond anticipated. If that occurs, we may not have sufficient cash to cover these needs as a result of various expenditures previously made by the Company, including prior investments and expenses and prior dividend payments, and we would need to identify additional sources of financing, which could include equity or debt financing. We may not be able to obtain such financing on acceptable terms or at all.

Dividend payments

In 2017, 2018 and 2019 our Board of Directors chose not to declare dividends given the intensified competition and its adverse effect on our results of operations and in order to strengthen our balance sheet.

Shelf Prospectus

In August 2017, we filed a shelf prospectus with the Israeli Securities Authority, or ISA, and the Tel Aviv Stock Exchange, or TASE. The shelf prospectus allows us, from time to time, until August 2020, to offer and sell various securities including debt and equity, in Israel, in one or more offerings, subject to filing a supplemental shelf offering report that describes the terms of the securities offered and the specific details of the offering and the prior approval of the TASE of the supplemental shelf offering report.

At this stage, no decision has been made as to the execution of any offering, nor as to its scope, terms and timing, if executed, and there is no certainty that such offering will be executed.

The shelf prospectus includes our undertaking to comply with certain reporting obligations under the Israeli Securities Law in the event of certain warning signs of financial stress.

Issuances of equity securities

In December 2019, the Company issued in an offering to the public in Israel and to certain institutional investors outside of Israel, for an immediate total net consideration of approximately NIS 309 million:

•	30,600,000 ordinary shares of the Company (par value NIS 0.01 per share, or ordinary shares).

•
7,038,000 Series 3 Options. Each Series 3 Option entitled the holder thereof to purchase one ordinary share at an exercise price of NIS 8.64, until April 1, 2020.  As of February 29, 2020, Series 3 Options were exercised for a total consideration of approximately NIS 17.36 million.

•
6,426,000 Series 4 Options. Each Series 4 Option entitles the holder thereof to purchase one ordinary share at an exercise price of NIS 9.60, until September 30, 2020. As of February 29, 2020, Series 4 Options were exercised for a total consideration of approximately NIS 3.45 million.

The offering was made under the Company's Israeli 2017 shelf prospectus and the securities issued were listed for trading on the Tel Aviv Stock Exchange.

Debt service

Public debentures

Our Series F debentures were issued in March 2012 to the public in Israel under our 2011 shelf prospectus (as amended in March 2012) and were listed for trading on the Tel Aviv Stock Exchange. As of December 31, 2019, Series F debentures consisted of approximately NIS 214 million ($62 million) aggregate principal amount debentures (and in January 2020, we repaid a principal payment in the amount of approximately NIS 214 million ($62 million) and repaid Series F debentures in full).

Our Series H and I debentures were issued in July 2014 to the public in Israel under our 2014 shelf prospectus and were listed for trading on the Tel Aviv Stock Exchange. In February 2015, pursuant to an exchange offer under our 2014 shelf prospectus and in a private offering, we issued approximately NIS 844 million ($244 million) principal amount of Series H debentures and approximately NIS 335 million ($97 million) principal amount of series I debentures in exchange for approximately NIS 555 million ($161 million) principal amount of Series D debentures and approximately NIS 272 million ($79 million) principal amount of Series E debentures, respectively. Series D and Series E were fully repaid.  In March 2016, we issued approximately NIS 246 million ($71 million) aggregate principal amount of additional Series I debentures to certain institutional investors in a private offering. As of December 31, 2019, our Series H and I debentures consisted of approximately NIS 722 million ($209 million) principal amount and NIS 643 million ($186 million) principal amount, respectively.

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

The Series H and I debentures are unsecured and contain, in addition to standard terms and obligations, the following obligations:

•	a negative pledge, subject to certain exceptions;

•
a covenant not to distribute more than 95% of the profits available for distribution according to the Companies Law (“Profits”); provided that if our net leverage (defined as the ratio of net debt to EBITDA during a period of 12 consecutive months, excluding one-time events) exceeds 3.5:1, we will not distribute more than 85% of our Profits and if our net leverage exceeds 4.0:1, we will not distribute more than 70% of our Profits. Further if our net leverage exceeds 5.0:1, or exceeds 4.5:1 during four consecutive quarters, we will not distribute dividends.

For this purpose, net debt is defined as credit and loans from banks and others and debentures, net of cash and cash equivalents and current investments in tradable securities; and EBITDA is defined as profit before depreciation and amortization, other expenses or income, net, financing expenses or income, net and taxes on income;

•
a limitation on our ability to voluntarily redeem the debentures prior to their stated maturity date to a minimum amount of NIS 100 million of each series of debentures and an undertaking to pay the holders of such debentures an additional annual interest of 1% in the event of such early redemption;

•	a covenant to have the debentures rated by a rating agency (in as much as under our control);

•
an obligation to pay additional interest of 0.25% for a two-notch downgrade in the debentures' rating and additional interest of 0.25% for each additional one-notch downgrade and up to a maximum addition of 1%, in comparison to the rating given to the debentures prior to their issuance;

•	a covenant not to issue additional debentures of the relevant series if the financial covenants aren't met or if the additional issuance by itself, will cause a certain rating downgrade.

The Series H and I Indenture contains events of default, including:

•
cross default, excluding following an immediate repayment initiated in relation to a liability of NIS 150 million  or less. The minimum amount required for triggering a cross default shall not apply to a cross default triggered by another series of debentures;

•	failure of our main business to be cellular communications or loss of our cellular license for a period of over 60 days;

•	suspension of trading of the debentures on the TASE over a period of 45 days;

•	failure to comply with the above covenant regarding limitations on dividend distributions;

•	failure to have the debentures rated over a period of 60 days;

•	a petition or court order to withhold all legal proceedings against us or petition for creditors arrangement filed;

•	the sale of a major part of our assets or merger (with certain exclusions);

•	failure to publish financial reports when due;

•	a net leverage in excess of 5.0:1, or in excess of 4.5:1 during four consecutive quarters;

•	failure to comply with our negative pledge covenant; and

•
any other event causing or expected to cause a material adverse effect (which shall not include any event that shall or is likely to cause our net leverage to increase to a ratio of under 5.0:1) on our business and posing real threat of a substantial damage to the debenture holders’ rights.

•	breach of the above limitation on dividend distributions;

•	the existence of a real concern that we shall not meet our material undertakings towards the debenture holders;

•	the inclusion in our financial statements during a period of two consecutive quarters of a note regarding the existence of significant doubt as to our ability to continue as a going concern; and

•	breach of our undertakings regarding the issuance of additional debentures.

Our Series J and K debentures were issued in September 2016 to the public in Israel under our 2014 shelf prospectus and were listed for trading on the Tel Aviv Stock Exchange. In July 2018, we issued NIS 220 million ($59 million) principal amount of additional series K debentures in a private offering to certain Israeli institutional investors according to our June 2017 agreement with such investors. In December 2018, we issued approximately NIS 187 million ($50 million) principal amount of additional series K debentures to the public in Israel under our 2017 shelf prospectus. As of December 31, 2019, our Series J and K debentures consisted of approximately NIS 103 million ($30 million) principal amount and NIS 711 million ($206 million) principal amount, respectively.

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

Our Series L debentures were issued in January 2018 to the public in Israel under our 2017 shelf prospectus and were listed for trading on the Tel Aviv Stock Exchange. In December 2018, we issued approximately NIS 213 million ($57 million) principal amount of additional series L debentures to the public in Israel under our 2017 shelf prospectus. As of December 31, 2019, and following repurchases of our Series L debentures, our Series L debentures consisted of approximately NIS 603 million ($174 million) principal amount. For additional details see "A. Operating Results – Overview – General" above.

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

As of December 31, 2019, we complied with the above covenants.

Other credit facilities

In May 2015, we entered into a loan agreement with two Israeli financial institutions, or Lenders, according to which the Lenders have agreed, subject to certain customary conditions, to provide us two deferred loans for the total principal amount of NIS 400 million  ($116 million), without any linkage, as follows:

•
A principal amount of NIS 200 million ($58 million) was provided to us in June 2016, and bears an annual fixed interest of 4.6%. The loan's principal amount is payable in four equal annual payments on June 30 of each of the years 2018 through 2021 (inclusive). The interest will be paid in ten semi-annual installments on June 30 and December 31, of each calendar year commencing December 31, 2016 through and including June 30, 2021. As of December 31, 2019, the outstanding principal amount under this loan is NIS 100 million ($29 million).

•
A principal amount of NIS 200 million ($58 million) was provided to us in June 2017, and bears an annual fixed interest of 5.1%. The loan's principal amount is payable in four equal annual payments on June 30 of each of the years 2019 through 2022 (inclusive). The interest will be paid in ten semi-annual installments on June 30 and December 31, of each calendar year commencing December 31, 2017 through and including June 30, 2022. As of December 31, 2019, the outstanding principal amount under this loan is NIS 150 million ($43million).

Under the agreement, the interest rate may be subject to certain adjustments. We may cancel or prepay one or both loans, subject to a certain cancelation fee or prepayment fee, as applicable. The agreement includes standard terms and obligations and also generally includes the negative pledge, limitations on distributions, events of default and financial covenants applicable to our debentures.

In August 2015, we entered into a loan agreement with an Israeli bank, or Lender, according to which the Lender has agreed, subject to certain customary conditions, to provide us a deferred loan in a principal amount of NIS 140 million ($41 million), without any linkage, which was provided to us in December 2016, and bears an annual fixed interest of 4.9%. The loan's principal amount is payable in five equal annual payments on June 30 of each of the years 2018 through 2022 (inclusive), and the interest will be payable in 11 semi-annual installments on June 30 and December 30 of each calendar year commencing June 30,2017  through and including June 30, 2022. We prepaid this loan in full in April 2019.

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

The agreement includes standard terms and obligations and also generally includes the negative pledge, limitations on distributions, financial covenants and event of defaults applicable to our debentures, with certain modifications, including foreclosure, materialization of a pledge, execution actions, receivership and (subject to certain exclusions) sale of assets in a specified certain lower amount, a failure to operate in a field which is material to our operations, and mergers and changes of formation (with more limited exclusions) will trigger an event of default. In case we provide stricter financial covenants to another financial institution or debenture holder, those will apply to this agreement as well.

As of December 31, 2019, we complied with the above covenants.

In the ordinary course of business, from time to time, we and our subsidiaries, enter into framework agreements with banks for various banking services, such as credit lines and hedging transactions and in 2019 we entered into a factoring transaction with a bank, in relation to part of our invoices to Golan. In 2015, we entered into an extended payment terms agreement with a bank in relation to a certain supplier, which includes terms similar to our loan agreements and we allow such arrangements requested by our suppliers from time to time.

 Capital expenditure

Our accrual capital expenditure in 2017, 2018 and 2019 amounted to NIS 550 million, NIS 647 million and NIS 562 million, respectively. Accrual capital expenditure is defined as investment in fixed assets and intangible assets, such as investments in our communications networks, fiber-optic infrastructure, information systems, software and TV set-top boxes and as from 2017, capitalization of part of the customer acquisition costs as a result of the early adoption of a new International Financial Reporting Standard (IFRS15).

Cash flows from operating activities

Cash flows from operating activities totaled NIS 1,036 million in 2019, an increase from NIS 770 million in 2018. The increase in the operating cash flow is primarily attributed to a payments of lease contracts that according to IFRS 19 are classified as of January 1, 2019 in cash flow from financing activities as well as a decrease in salaries expenses and tax payments.

Cash flows from operating activities totaled NIS 770 million in 2018, a decrease from NIS 774 million in 2017. The decrease in cash flow is primarily attributed to a decrease in proceeds from customers due to the decrease in service revenues.

Cash flows from investing activities

The net cash flows from operating activities is the main capital resource for our investment activities. In 2017, 2018 and 2019, our net cash used in investing activities amounted to NIS 644 million, NIS 631 million and NIS 560 million, respectively. The payments were used primarily for the improvement and expansion of our networks, fiber-optic infrastructure and information systems. The decrease in 2019 compared with 2018 resulted mainly from the sale of independent fiber optic infrastructure of the company in residential areas to IBC in the amount of approx. NIS 181 million and a decrease in our acquisitions of property, plant and equipment and intangible assets. The decrease in 2018 compared with 2017 resulted mainly from a decrease in our current investments in debt securities and shares.

Cash flows from financing activities

In 2019, net cash used in financing activities amounted to NIS 672 million compared to NIS 537 million received in 2018. The net cash we received is primarily attributable to payments of debentures and loans payments of lease contracts offset by equity offering in 2019.

In 2018, net cash received in financing activities amounted to NIS 537 million compared to NIS 843 million used in 2017. The net cash we received is primarily attributable to issuances of debentures and equity offering in 2018.

Working capital

Our working capital as of December 31, 2019 was NIS 933 million, compared with NIS 1269 million as of December 31, 2018. The decrease in working capital was primarily due to decrease in cash and cash equivalents as a result of payments of debentures and an increase in current maturities of lease liabilities as a result of adoption of accounting standard IFRS 16 as of 01.01.2019

Our working capital as of December 31, 2018 was NIS 1269 million, compared with NIS 692 million as of December 31, 2017. The decrease in working capital was primarily due to an increase in cash and cash equivalents as a result of issuances of debentures and equity offering in 2018.

Trade receivables

Trade receivables consist of outstanding amounts due from customers, mainly for cellular, internet infrastructure and connectivity and landline telephony services and handsets and accessories, net of the allowance for doubtful accounts.  Most of our handset sales are made on an installment basis (generally, 36 monthly payments). Installments due in the twelve months following the balance sheet date are included in current trade receivables; the remaining installments are included in long-term receivables. As of December 31, 2019, net current trade receivables amounted to NIS 1,142 million compared with NIS 1,152 million as at December 31, 2018 and NIS 1,280 million as at December 31, 2017. Net long-term trade receivables as of December 31, 2019 amounted to NIS 309 million compared with NIS 370 million as at December 31, 2017 and NIS 412 million as at December 31, 2017.

The decrease in trade receivables (current and long-term) in 2019 compared with 2018 was mainly due to a decrease in revenues from handsets.  The decrease in trade receivables (current and long-term) in 2018 compared with 2017 was mainly due to a decrease in service and equipment revenues.

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

F.        TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Set forth below is a description of our contractual cash obligations, in millions of NIS, as of December 31, 2019.

	Total	2020	2021-2022	2023-2024	2025 and Beyond
Long-term debt obligations (including interest)(1)	3,824	623	1,161	1,130	910
Operating lease obligations	839	246	325	139	129
Purchase obligations	402	317	85	-	-
Total	5,065	1,186	1,571	1,269	1,039

(1)	Interest does not include any increase in interest that would be required based on increases in the Israeli CPI.

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

Assumptions / approach used

In analyzing finite-lived long-lived assets and Indefinite-lived intangible assets for potential impairment, significant assumptions that are used in determining the discounted cash flows of the asset group include:

•	cash flows attributed to the asset group;

•	future cash flows for the asset group, including estimates of residual values, which incorporate our views of growth rates for the related business and anticipated future economic conditions; and

•	period of time over which the assets will be held and used.

•	Key assumptions used in the calculation of recoverable amounts are discount rate and terminal value growth rate.

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

•
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

Recognition of deferred tax asset in respect of tax losses

The Company assesses the probability that in the future there will be taxable profits against which carried forward losses can be utilized and accordingly the Company recognizes (or does not recognize) a deferred tax asset in respect of losses carried forward. In the absence of certainty for the existence of taxable income, deferred taxes are not recognized as an asset. The possible effects of this estimate is the recognition of additional income tax expenses.

New Accounting Standards Not Yet Adopted

For details regarding new accounting standards not yet adopted see note 3-S to our financial statements included elsewhere in this report.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors, executive officers and other key employees as of December 31, 2019:

Name	Age	Position
Ami Erel* (2), (3), (4)	73	Chairman of the Board
Mauricio Wior (2)	63	Vice Chairman of the Board
Eran Saar** (3),(4)	47	Director
Ephraim Kunda (1), (2), (4), (5)	67	Independent Director
Gustavo Traiber*** (1), (2), (4)	58	Independent Director
Shmuel Hauser*** (1), (2), (4), (5)	64	Independent / External Director
Varda Liberman*** (1), (2), (3), (5)		Independent / External Director
Nir Sztern****	49	President and Chief Executive Officer
Shlomi Fruhling	47	Chief Financial Officer
Rafi Shauli*****	48	Vice President of Marketing, Television and Content
Ron Shvili******	52	Chief Technology Officer
Nadav Amsalem	46	Vice President of Business Customers
Sharon Amit*******	53	Vice President of Human Resources
Amos Maor	56	Vice President of Sales and Service
Liat Menahemi Stadler	53	Vice President of Legal Affairs and Corporate Secretary
Teimuraz Romashvili	41	Vice President of Pre Paid Activity
Ronnen Shles	52	Controller

(1) Member of our Audit Committee.

(2) Member of our Analysis Committee.

(3) Member of our Option Committee.

(4) Member of our Security Committee.

(5) Member of our compensation Committee.

* In February 2020, Mr. Erel announced his resignation from office as of March 1, 2020 and will be replaced as Chairman of the Board of Directors by Mr. Doron Cohen as of March 23, 2020.

** Since September 2019

*** Since March 2019

**** In December 2019, Mr. Sztern announced his resignation from office and was replaced by Mr. Avi Gabbay as of January 2020.

***** Since March 2019 as VP Television and Content and since December 2019, as VP Marketing as well. Mr. Shauli announced his resignation from office in February 2020, as of March 31, 2020. Ms. Litvak-Shacham shall replace Mr. Shauli until a replacement is nominated.

****** Mr. Shvili announced his resignation from office in January 2020 and was replaced by both Mr. Yaniv Kuriat as of March 15, 2020 and Mr. Victor Malka, as of March 18, 2020.

******* Ms. Amit resigned from her position as of December 31, 2019 and was replaced by Ms. Orly Pascal, as of January 1, 2020.

Ami Erel served as Chairman of our Board of Directors from 2005 to March 1, 2020. From 2014 to 2017 Mr. Erel provided consulting services to Discount Investment Corporation Ltd. (where he served as President and Chief Executive Officer from 2001 to 2013). Until 2011, Mr. Erel served a period as Chief Executive Officer and a period as Chairman of the board of directors. From 1997 to 1999, he served as President and Chief Executive Officer of Bezeq.  From 2011 to 2016, Mr. Erel also served as Deputy Chairman of the Board of Directors of ADAMA Agricultural Solutions Ltd. (where he served from 2006 as a director and later as Chairman of the Board of Directors). Mr. Erel also serves as a director of Elron Electronic Industries Ltd. (where he served from 1999 to 2001 as President and until January 2007 as Chairman of the Board of Directors), Knafaim Holdings Ltd. and Dan hotels Ltd. Mr. Erel served as the chairman of the executive committee of the Manufacturers Association of Israel from 2005 to 2009 and from 2009 to 2011 he served as the chairman of the Israel Export & International Cooperation Institute. Mr. Erel holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology.

Doron Cohen will serve as our Chairman of our Board of Directors as of March 23, 2020. Mr. Cohen has served as CEO of DIC and as a director of Elron Electronic Industries Ltd. since March 2020, as chairman of the board and founding partner at Credito since 2015, as an external director of Lachish Industries since 2014 and as the president of the Israeli Institute of Internal Auditors (IIA) since 2013. From 2015 to 2019, Mr. Cohen served as chairman of the board and CEO of IBC, from 2011 to 2013 as Director General of the Israeli Ministry of Finance and from 2009 to 2012 as the Director General of the Israeli Governmental Companies Authority. Mr. Cohen is a Certified Public Accountant and holds a B.A. in economics and accounting from the Tel-Aviv University and an M.A. in law, from the Bar-Ilan University.

Mauricio Wior has served as our Vice Chairman of our Board of Directors since January 2017. In January 2018, 2.5% of our outstanding share capital held by Koor was transferred (through a lending transaction) to a company controlled by Mr. Wior, following which Mr. Wior is considered joint controlling shareholder with Koor. Mr. Wior has served as Chairman of the Board of Directors of Shufersal Ltd. and a director in Shufersal Real Estate Ltd. Wior Communications Ltd. and IDB Tourism (2009) Ltd. since 2016, a member of the board of directors of IRSA Inversiones y Representaciones Sociedad Anónima, DIC's controlling shareholder, since 2006, a member of the board of directors of Banco Hipotecario in Argentina, a substitute director in DIC, the Company's indirect controlling shareholder, since 2014 and a member of the board of directors of additional private companies in Argentina. From 1990 to 2005, Mr. Wior served as the Chairman and CEO of cellular operators in Argentina, Uruguay, Chile, Ecuador, Peru and Venezuela, and as a senior executive of BellSouth Telecommunications, LLC. Mr. Wior holds a B.A in finance and accounting and an M.B.A. in Business Management, both from Tel Aviv University.

Eran Saar has served as a member of our Board of Directors since September 2019, served as the CEO of DIC from December 2019 to March 2020 and has served as the CEO of IDB since December 2019, has served as a director in Shufersal Ltd., Elron Electronic Industry Ltd., IDB Tourism (2009) Ltd., Israir Aviation and Tourism Ltd. and Epsilon Investment House Ltd. Since December 2019.  From 2012 to 2019 Mr. Saar served as CEO of Equital Group and Isramco Negev 2. From 2011 to 2012 Mr. Saar served as CFO of Equital Group, from 2006 to 2010 Mr. Saar served as CEO of Isal Amlat Investments and CFO of Kaman Holding and from 1997 to 2005 Mr. Saar served as Deputy Director Corporations Dept., Israel Securities Authority. Mr. Saar is an attorney and a Certified Public Accountant and holds an M.B.A (finance) in Business Management, LL.B and a B.A. in accounting, all from the Hebrew University of Jerusalem.

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

Gustavo Traiber has served as a member of our Board of Directors since March 2019. Mr. Traiber is the owner and CEO of private real-estate investment company since 2015. From 2010 to 2014 Mr. Traiber served as CEO and Partner at Sun Team Group Ltd. Prior to that, Mr. Traiber served as a CEO of a private company and until 2006 served in several senior management positions in the cable companies. Since 2015, Mr. Traiber also serves as an external director of Adama Agricultural Solution Ltd. Mr. Traiber holds a B.A. in Political Science and International Relations from the Hebrew University in Jerusalem and an M.B.A. from the Interdiciplniery Center in Herzliya.

Varda Liberman has served as a member of our Board of Directors since March 2019. Ms. Liberman serves as a Prof. in the Interdisciplinary Center Herzliya since 1995, founded and heading the MBA program in Healthcare Innovation and entrepreneurship (since 2016), heading the business school's Behavioral Decision Making Area (since 2012) and heading the Mathematical and Statistical Studies (since 1995). Prof. Liberman further provides decision making lectures, counseling and couching to various organizations including the Israeli judicial system, the Israeli healthcare system, hi-tec companies, investment banks and office holders. From 2007 to 2010 Prof. Liberman served as an external director in Clal Insurance, from 2000 to 2006 in Tamir Fishman Mutual Funds and from 2001 until its privatization in 2004 in Sivan Training and Systems Ltd. Prof. Liberman holds a B.Sc. in Statistics and Mathematics, M.Sc. in Mathematics and Ph.D. in Mathematics, all from Tel Aviv University.

Shmuel Hauser has served as a member of our Board of Directors since March 2019. Mr. Hauser is a Senior Vice President at Ono Academic College, a former Dean at Ono Academic faculty of Business and a Professor of Finance at Ben-Gurion University. From 2011 to 2018, Prof. Hauser served as the Chairman of the Israel Securities Authority (ISA), co-chairman of Israel Accounting Standards Board (IASB), member of an advisory committee to the Banks' Supervisor at the Bank of Israel, and (in 2017) member of the advisory committee to the Israel Capital Market, Insurance and Savings Authority. Prior to that, from 2008 to 2011 Prof. Hauser served as the chairman of a private company, a director in two financial investment houses, and a director in the Israeli S&P ranking company (Maalot). Prof. Hauser also serves as an external director in Gazit Globe Ltd. and as an independent director in Alrov Group. Concurrent with his work, Prof. Hauser pursued an academic career in the fields of: Corporate Finance, Capital Market Regulation, and Microstructure. Prof. Hauser holds a B.A. in Statistics and Economics and an M.B.A., both from the Hebrew University in Jerusalem, and a Ph.D. form Temple University, Philadelphia, USA.

Nir Sztern served as our Chief Executive Officer from 2012 to January 2020.  Mr. Sztern served as the chief executive officer of Netvision, from 2010 to 2011. From 2008 to 2010 he served as deputy CEO of Pelephone, and from 2002 to 2008 as Pelephone's vice president of marketing. From 2001 to 2002 he served as vice president of marketing and sales of Barak 013 Ltd. or Barak, a long distance operator (which was later merged into Netvision) and from 1999-2001 as head of Barak's marketing department. From 1994 to 1999 Mr. Sztern served as head of our private sector marketing department. Mr. Sztern holds a B.A. in economics and management from the Tel Aviv University and an M.B.A. in business administration, from the Israeli branch of Manchester University.

 Avi Gabbay has served as our Chief executive officer since January 2020. From 2014 to September 2019, Mr. Gabbay held various leadership positions in Israel's politics, including as the Minister of Environmental Protection, the chairman of the Avoda (labor) Party, a member of the Israeli Parliament, and one of the founders of the Kulanu Party.  From 2013 to 2015 he also served as the Chairman of the Board of the Appleseeds, a non-profit organization. From 1998 to 2013 Gabbay served in various roles in Bezeq Group, including Bezeq's CEO (2007-2013), Bezeq International's (Bezeq's subsidiary) CEO (2003-2007), VP Economics and Strategy, and VP Human Resources. From 1994 to 1998 Mr. Gabbay served in various positions in the Budget Division of the Israeli Ministry of Finance. Mr. Gabbay holds an MBA and a B.A. in economics, both from the Hebrew university of Jerusalem.

Shlomi Fruhling has served as our Chief Financial Officer since September 2013. Mr. Fruhling has served as a vice president of DIC from 2012.  From 2008 to 2011 he served as VP Strategy and Finance of 013 Netvision Ltd. From 2005 to 2008 Mr. Fruhling has served as head economist of DIC.  Mr. Fruhling holds a B.A. in economics and business administration from the Tel-Aviv Management College.

Rafi Shauli has served as our VP of television and content since June 2019 and also as our VP Marketing since December 2019. From 2012 to 2019 he served as the Company's head of private customers marketing department. From 2008 to 2011, he served as director of products and business development in the marketing division of Yes and from 2011 to 2012 as director of products and business development in the marketing division of Bezeq. From 2005 to 2008, Mr. Shauli served as director of communications solutions for businesses in the marketing department of 013 Netvision. Mr. Shauli holds a B.A. in economics and statistics from the Hebrew University of Jerusalem.

Ron Shvili served as our Chief Technologies Officer from November 2013 to March 15, 2020. Mr. Shvili has been an Entrepreneur in the field of cyber security since the beginning of 2013, when he retired from the Israeli Defense Forces, or IDF. From 1990 to 2012 Mr. Shvili held various key managerial and technological positions in the IDF and the Israeli Ministry of Defense. Mr. Shvili holds B.Sc and M.Sc in Electrical engineering from Tel-Aviv University.

Atara Litvak-Shacham has served as our VP of Excellence and Innovation since March 5, 2020. From 2019 to February 2020 Ms. Litvak-Shacham served as a marketing and business consultant. In 2018 she served as Lomus Global's VP Marketing. From 2015 to 2017, she served as Partner Communication's VP Marketing and Growth Engines and in 2014 she served as a Chief Marketing Officer for Colmobil Group's on-line initiative. From 2005 to 2012, Ms. Litvak-Shacham served as VP Marketing in Bezeq International. Ms. Litvak-Shacham holds a B.A. in Behavioral Science from the Ben Gurion University and an M.B.A from the Hebrew University.

Yaniv Koriat has served as our Chief Technologies Officer since March 15, 2020. From 2015 to March 2020 he served as our head of transport networks engineering. From 2011 to 2015 he served as a team leader of transport and IP networks engineering. From 2005 to 2011 he served as a deputy to the northern district manager of the network operations department and from 2000 to 2004, Mr. Koriat served as a cellsite technician. Mr. Koriat holds a B.Tech. in Electronics and Electricity engineering (Communications) from the University of Ariel and an M.B.A. from the Open University.

Victor Malka has served as our Chief Information Officer since March 18, 2020. From 2019 to March 2020 he served as an active communications consultant. From 2012 to 2019 he served as Bezeq, the Israeli communications company's head of information systems in the technologies division. From 2007 to 2012, he served as Bezeq's head of management systems in its engineering division and from 1996 to 2007 as Bezeq's head of information systems department in its engineering division. Mr. Malka holds a B.Sc. in Math and an M.Sc. in Operations Research and System Analysis, both from the Technion, Israel Institute of Technology.

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

Sharon Amit served as our Vice President of Human Resources from 2011 to 2019.  Ms. Amit has served as Netvision's VP of Human Recourses from 2009 to November 2011. She served as VP of Human Recourses of Tikshoov Call Center from 2006 to 2009, of Bynat Computer Communications from 2002 to 2006 and of ADC Israel from 1996 to 2002. Ms. Amit holds a B.A. in English literature and East Asia science, from the Hebrew University in Jerusalem and an M.A. in labor studies from the Tel Aviv University.

Orly Pascal has served as our VP of Human Resources since January 2020. Ms. Pascal has served as SVP, Senior HRBP for International Markets & Global Support Functions at Teva Pharmaceutical Industries Ltd. ("Teva") from 2018 and From 2015 to 2017, she served as SVP, HR Regional Lead for Israel and Sr. HRBP for Global Support Functions, at Teva. From 2013 to 2014, Ms. Pascal has served as VP, HR Strategy & Integration, at Teva, and From 2012 to 2013, she served as Head of Employee Engagement, at Teva. Ms. Pascal holds a B.A. in Political Science from the Hebrew university of Jerusalem and M.B.A. in Business and Organizational Management, from the College of Management ‐ Academic Studies.

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

Overview of Executive officer Compensation –the Elements of Pay

Elements of Executive officer Compensation. In line with the philosophy described above, the following elements compose the compensation of our executive officers:

•	Base salary;
•	An Annual Cash Bonus award and possible Special Cash Bonuses;
•	Equity-based compensation awards; and
•	Termination arrangements.

Compensation Mix. Base salary, Annual Cash Bonus and equity-based compensation awards make up the main elements of our executive officers’ total compensation package. The Company strives to ensure that a substantial portion of each executive officer’s total compensation is comprised of “at-risk” pay, with the targeted weight of each element out of the total compensation package of an executive officer being as follows:

•	base salary – 30%-50% for our CEO and 40%-60% for other executive officers;
•	Annual Cash Bonus - 25%-45% for our CEO and 20%-40% for other executive officers; and
•	equity-based compensation* - 15%-45% for our CEO and 10%-40% for other executive officers.

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

Base salary for our executive officers was reduced by 10% for a limited period, since May 2019, as per agreement with the employee representatives.

Benefits and Perquisites. The following benefits and perquisites may be granted to the executive officers in order, among other things, to comply with legal requirements:

•	Vacation of up to 30 days per annum;
•	Sick days of up to 30 days per annum;
•	Convalescence pay equivalent to up to 10 days per annum;
•	Monthly remuneration for an education fund, as allowed by applicable law;
•	Contribution on behalf of the executive officer to a manager's insurance policy or a pension fund, as allowed by applicable law; and
•	Contribution on behalf of the executive officer towards work disability insurance, as allowed by applicable law.

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

•
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

•
Quantitative individual performance objectives may include the budget for the unit relevant to the executive officer, revenues from sales by the unit, recruiting subscribers by the unit and quality of network. These objectives weigh between 30% and 50% of the overall performance score of each executive officer.

•
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

*Adjusted EBITDA and Free Cash Flow are non-IFRS measures. For a definition of adjusted EBITDA, see footnote (5) under "Item 5. Operating and financial review and prospects – Results of operations – Comparison of 2017, 2018 and 2019". For a definition of Free Cash Flow see under "Item 5. Operating and financial review and prospects – A. Operating results – Overview – General".

** Our former CEO's performance score of his performance objectives in 2019 is 102.3%.

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

The aggregate maximum payout of all of the executive officers' Annual Cash Bonuses per annum shall not exceed 2% of the adjusted EBITDA for that calendar year (after elimination of material one time and reevaluation influences). In case of a positive adjusted EBITDA but negative net profit in a particular year, the Compensation Committee and the Board of Directors of the Company shall examine the circumstances leading to a negative net profit and shall consider reducing or cancelling the Annual Cash Bonus for that year. For 2019, our Compensation Committee and the Board of Directors resolved not to award an Annual Cash Bonus, given the Company's results of operations.

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

•
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

•
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

•
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

•
The annual exercise of shares reserved for issuance upon the exercise of options of all the Company's executive officers will not dilute the Company's shareholders by more than 2% (in regards to option plans which contain a 'net exercise mechanism') of the Company's outstanding share capital for the year in which such options may be exercised. In addition, our board of directors committed to DIC that the Company will not issue options or shares pursuant to executive officers or employees' compensation, which may lead to a dilution of the Company's shareholders by more than 0.5% of the Company's outstanding share capital for the year in which such options may be exercised..

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

Our Controlling Shareholder Directors who hold an active role in the Company ("Executive Directors"), which may include the chairman of the Board of Directors, may be entitled to compensation from the Company (instead of the above directors fees) which may include an annual fixed payment and equity-based compensation. The provisions regarding our CEO's base salary and equity–based compensation detailed above in this policy, shall apply mutatis mutandis to the annual fixed payment and equity-based compensation such Executive Directors shall receive for their services, assuming a full time position as our Executive Directors. A part-time position may entitle our Executive Directors to a corresponding portion of annual fixed payment and equity-based compensation. Our Executive Directors are not entitled to receive a cash bonus. Director's fees for our executive officers was reduced by 25% for a limited period, since May 2019, as per agreement with the employee representatives.

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

We maintain a liability insurance policy for the benefit of our office holders. Our directors and executive officers' coverage will not exceed US$100 million per claim and in the aggregate, and additional reasonable expenses in connection with defending lawsuits, and the premium will not exceed US$ 2 million per annum in any renewal or extension or substitution of the policy and the deductible will not exceed US$ 5 million per claim. Any such renewal or extension or substitution of the liability insurance policy for the benefit of our office holders (including those who are or are related to controlling shareholders or in respect of whom our controlling shareholders have a personal interest, who shall be insured under identical terms) does not require a separate approval of the Company's shareholders, in addition to the approval of this compensation policy (which in itself requires approval once every three years) if our compensation committee resolves that such renewal or extension or substitution upholds the limitations set above.

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

Executive Officer and Director Compensation

The aggregate direct compensation we paid to all our executive officers and directors as a group (17 persons) for 2019 was approximately NIS 14 million, of which approximately NIS 1.9 million was set aside or accrued to provide for pension, retirement, severance or similar benefits. These amounts do not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses and benefits commonly reimbursed or paid by companies in Israel. In 2019 we did not record any equity based compensation costs in relation to our executive officers. See “6. Directors, Senior Management and Employees – E. Share Ownership – Share Incentive Plans”. We pay our executive officers an annual bonus based on our overall performance and individual performance, in accordance and subject to the provisions of our compensation policy (described above). For 2019, our compensation committee and board of directors resolved not to pay our executive officers an Annual Cash Bonus.

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2019. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2019, which includes compensation paid or to be paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Employees was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association. The amounts set forth in the table below are given in thousands of New Israeli Shekels (NIS).

Name and Principal Position (1)	Salary Cost (2)	Bonus(3)	Equity-Based Compensation(4)	Total
Nir Sztern, President and Chief Executive Officer	1,947,967		-	1,947,967
Shlomi Fruhling, Chief Financial Officer	1,271,431		-	1,271,431
Ron Shvili, Chief Technology Officer	1,152,795		-	1,152,795
Sharon Amit Vice President HR	1,087,261		-	1,087,261
Liat Menahemi Stadler Vice President of Legal Affairs and Corporate Secretary	1,082,999		-	1,082,999

(1)
As of December 31, 2019. Mr. Sztern, Mr. Shvili and Ms. Amit have since than resigned their positions. Unless otherwise indicated herein, all Covered Executives are or were employed on a full-time (100%) basis.

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

(3)
Represents Annual Cash Bonuses approved by our compensation committee and board of directors to the Covered Executives with respect to the year ended December 31, 2019, based on our compensation policy.

(4)
Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2019, based on the fair value of the applicable options on the date of grant thereof, in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 20 to our consolidated financial statements included elsewhere in this report.

We pay each of our external directors the maximum amount of statutory compensation to an external director of a dual-listed company allowed by the applicable law and regulations, which is in the amount of NIS 134,180 (approximately $38,825) per year and NIS 4,035 (approximately $1,168) per meeting which such external director attends (including meetings of committees of the Board of Directors), adjusted for changes in the Israeli CPI for October 2015, or a Director's Fee. As resolved in our annual shareholders meeting held in July 2011, our independent directors (Gustavo Traiber and Ephraim Kunda) are compensated at the same level as a statutory external director of a dual listed company, as described above.

We pay our Controlling Shareholder Directors as follows: Regarding Mr. Ami Erel, our former Chairman of the board of directors, we paid a monthly remuneration approved by our compensation committee, board of directors and shareholders for his services as an executive director - the amount of NIS 87,500 plus VAT, linked to the Israeli CPI*. Regarding Mr. Mauricio Wior, our Vice Chairman of the board of directors and Mr. Eran Saar, Director, we pay a Director's Fee* (paid to DIC according to Mr. Saar’s instructions). See "Item 8.Major Shareholders and Related Party Transactions – Related Party Transactions – Relationship With Affiliates".

* Reduced by 25% for a limited period, since May 2019, as per agreement with the employee representatives.

Employment Agreement of Nir Sztern

Mr. Nir Sztern, our Chief Executive Officer from January 2012 to January 2020, was entitled to a gross monthly salary of NIS 120,000 linked to Israeli CPI.  Mr. Sztern was not awarded an Annual Cash Bonus nor Special Cash Bonus for 2019. The aggregate monthly cost to us of Mr. Sztern’s employment in 2019 amounted to approximately NIS 162,300 (approximately $47,000). Mr. Sztern was further entitled to an advance notice of three months and additional three months of his salary and benefits.

Employment Agreement of Avi Gabbay

Mr. Avi Gabbay, our Chief Executive Officer as of January 19, 2020, is entitled to a gross monthly salary of NIS 110,000 linked to Israeli CPI.  He is also entitled to a company car and the use of a cellular phone. Mr. Gabbay may receive an Annual Cash Bonus and Special Cash Bonus as per our Compensation Policy detailed above, in respect of which no social benefits are accrued. Mr. Gabbay was granted 4,153,472 options to the Company's shares which will vest in five installments at an exercise price of NIS 14.20 per share for the first installment - 967,993 options, NIS 14.99 per share for the second installment - 937,030 options, NIS 16.10 per share for the third installment - 805,570 options, NIS 17.25 per share for the fourth and fifth installments - 762,509 and 680,370 options, respectively. The options may be exercised within 3 years from the date of vesting of each installment. We will record the total sum of approximately NIS 12 million as a compensation expense related to Mr. Gabbay's grant, over a period of five years (nonlinearly). Mr. Gabbay may also participate in future grants as per our share option plan. Mr. Gabbay’s agreement contains provisions for vacation days, sick leave, managers’ insurance and an education fund. The agreement is for an unspecified period of time and can be terminated by either party with advance notice of three months during the first three years of Mr. Gabbay's employment with the Company and six month thereafter.

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

Under the Companies Law, our Board of Directors must determine the minimum number of members of our Board of directors required to have financial and accounting expertise, as defined in the regulations of the Companies Law.  In determining the number of directors required to have such expertise, the Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that we require at least two directors with the requisite financial and accounting expertise and that Messrs. Wior and Saar have such financial and accounting expertise. The Companies Law and the regulations promulgated thereunder also require that at least one of our External Directors has financial and accounting expertise, and consider a person who is an audit committee independent financial expert according to U.S. law, and meets a lower standard of "professional qualification" under the Companies Law, to comply with that requirement. Our Board of Directors has determined that Mr. Shmuel Hauser qualifies as an "audit committee financial expert" as defined in Item 16.A of Form 20-F.

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

Our Board of Directors currently consists of six directors, including four independent directors under the rules of the NYSE, of whom two also qualify as external directors under the Companies Law. Mr. Kunda and Mr. Traiber, our independent directors, were elected at our annual shareholders meeting held in March 2019 until our next annual meeting. Mr. Wior was appointed in February 2018 by the Israeli shareholders, in accordance with our license and articles of association’s requirement that at least 10% of our directors be appointed by Israeli citizens and residents from among our founding shareholders, or Israeli Shareholders. Mr. Saar was appointed by our board of directors in September 2019, until our next annual meeting. Our external directors, Mr. Hauser and Ms. Liberman, were appointed in our shareholder meeting held in March 2019 for a term of three years, as per the Companies Law stipulations.

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

External Directors

Qualifications of external directors

Companies incorporated under the laws of the State of Israel whose securities are listed on a stock exchange are required by the Companies Law to appoint at least two external directors. External directors are required to possess professional and other qualifications as set out in the Companies Law and the regulations promulgated thereunder. Our external directors were appointed by our shareholders in March 2019 for an initial term of three years. The Companies Law provides that a person may not be appointed as an external director of a company that has a controlling shareholder if the person is a relative of the controlling shareholder, or if the person, or the person’s relative, partner, employer, direct or indirect supervisor or any entity under the person’s control has or during the two years preceding the date of appointment had, an affiliation with the company or any entity controlling, controlled by or under common control with the company.

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

•
a majority of the aggregate number of shares voted at the meeting by non-controlling shareholders and shareholders who do not have a personal interest in the matter (other than a personal interest that is not the result of the shareholder's connections with a controlling shareholder) are voted in favor of the election of the external director (disregarding abstentions); or

•
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

Our audit committee provides assistance to our Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting and internal control functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management and is responsible for reviewing and approving certain related party transactions, as described below

Our audit committee is composed entirely of independent members (both under the Companies Law and the Sarbanes-Oxley Act) and includes all the external directors.  The members of our audit committee are Messrs. Hauser (chairman), Traiber, and Kunda and Ms. Liberman. Our board of directors determined Mr. Hauser to be qualified to serve as an "audit committee financial expert" as defined by the SEC's rules.

Financial exposure management subcommittee

Our financial exposure management subcommittee, which is a subcommittee of our audit committee, was nominated by our Board of Directors and reviews our financial exposures, investment and hedging policies and recommends to our Board of Directors how we might enhance our investment and hedging performance. Our financial exposure management subcommittee consists of our external directors, Messrs. Hauser and Traiber.

Analysis committee

Our analysis committee reviews our costs and annual budget and recommends ways to achieve cost efficiency in our activities to our Board of Directors. Our analysis committee also reviews our operations and future plans and recommends how we might enhance our present and future performance to our Board of Directors.  Our analysis committee consists of Messrs. Wior, Traiber, Hauser, and Kunda and Ms. Liberman.

Option committee

Our option committee administers the issuance of options and Restricted Shares Units, or RSUs under our 2015 Share Incentive Plan to our employees who are not office holders, as well as any actions and decisions necessary for the ongoing management of the plan. Our option committee consists of Mr. Saar and Ms. Liberman.

Security committee and observer

Our security committee, which we were required to appoint once we became a public company pursuant to our license, deals with matters concerning state security. Only directors who have the requisite security clearance by Israel’s General Security Services may be members of this committee. The committee is required to be comprised of at least four members, including at least one external director. In addition, the Minister of Communications is entitled under our license to appoint a state employee with security clearance to act as an observer in all meetings of our Board of Directors and its committees. Such an observer was appointed in February 2008. Our security committee consists of Messrs. Kunda, Hauser, Saar and Traiber.

Compensation committee

Under the Companies Law, the board of directors of a public company must establish a compensation committee. The compensation committee must consist of at least three directors and must include all of the company’s external directors and the external directors must constitute the majority of its members. The chairman of the compensation committee must be one of the external directors. Other members of the committee should be directors whose terms of compensation are the same as external directors. Under the Companies Law, the compensation committee functions are to recommend to the board of directors, for ultimate shareholder approval by a special majority, a policy governing the compensation of office holders, based on specified criteria, to review modifications to the compensation policy from time to time, to review its implementation and to approve the actual compensation terms of office holders. The composition of our compensation committee complies with the requirements described above. Our compensation committee consists of Ms. Liberman (chairperson), Mr. Kunda and Mr. Hauser.

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

Duties of shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing his or her power in the company and to act in good faith in exercising its rights in, and performing its obligations to the company and other shareholders, including, among other things, voting at general meetings of shareholders on the following matters:

•	an amendment to the articles of association;

•	an increase in the company’s authorized share capital;

•	a merger; and

•	approval of related party transactions that require shareholders' approval.

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

The numbers and breakdowns of our full-time equivalent employees as of the end of the past three years are set forth in the following table:

	Number of Full-Time Equivalent Positions
Unit	December 2017	December 2018	December 2019
Management and headquarters	42	44	43
Human resources	99	100	88
Marketing	58	53	47
Customers*	2,443	2,482	2,365
Finance	128	154	148
Technologies	537	500	514
Our subsidiaries**, excluding our wholly owned dealer	51	60	60
Total	3,358	3,392	3,265
_______________________
*Includes the customer-facing units: business customers, sales and services and supply chain.
**Includes companies in which we hold 50% or more of the issued share capital.

In 2018, we entered into a collective employment agreement with the Company's employees' representatives and the Histadrut, an Israeli labor union, for a term of three years (2018-2020) and in 2019 and 2020 we entered into a new collective employment agreements which amended the 2018 agreement. Under the 2019 agreement we reduced our expenses in relation to the collective employment agreement and granted entitled employees options and RSUs under our 2015 Share Incentive Plan; under the 2020 agreement we agreed on a voluntary retirement program, granted entitled employees options and RSUs under our 2015 Share Incentive Plan and granted our employees the right to appoint a director to our board. The agreement applies to the Company's employees, excluding certain managerial and specific positions. The agreement defines employment policy and terms in various aspects, which are more favorable to our employees than the requirements of Israeli law, including minimum wage, annual salary increase, incentives, benefits, contribution to an education fund, participation in our operational income over a certain threshold and other one time or annual payments to the employees, as well as a welfare budget and procedures relating to manning a position, change of place of employment and dismissal. In January and September 2019, following the Company's intention to execute a substantial reduction in manpower, the Histadrut announced a labor dispute at the Company and Dynamica, under which our employees would be entitled to take organizational steps (including a strike). Simultaneously with the September 2019 declaration of a labor dispute, the employees' representatives commenced a sudden and unlawful strike which ended the following day, following an understanding as to negotiations on the matter. The January 2019 declaration of labor dispute ended with the execution of the 2019 agreement and the September 2019 declaration ended with the execution of the 2020 agreement. See also "Item 3. Key Information – D. Risk Factors – Risks Related to our Business – The unionizing of our employees may impede necessary organizational and personnel changes, result in increased costs or disruption to our operation".

Israeli labor laws govern many aspects of the terms and conditions of employment and dismissal of employees, including minimum wages for employees, severance pay (Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment) and the employer's obligation to contribute certain percentages of the wages to a pension plan. As of January 2017, contribution to a pension plan by the employee is 6% of the employee’s wages, with an additional 6.5% contribution by the employer. According to our collective employment agreement, such payments were increased as of 2020 to 7% and 7.5%, respectively, for employees who completed 3 years of employment with us. We contribute to part of our employees' pension arrangements a percentage higher than that required by applicable regulation, which contributions are also intended to cover future severance payments. Under the collective employment agreement, the contributions to severance payment of the employees shall amount to 8.3% of the employee wages, after completing 3 years of employment with us, whereas contributions to severance payment of other employees amounts to 6%. A provision in our consolidated financial statements covers severance pay in other cases, such as to those employees who were not entitled to managers’ insurance or other pension arrangements.  Furthermore, we and our employees are required to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Such amounts also include payments by the employee for health insurance. As of January 1, 2019, the total payments to the National Insurance Institute are up to 19.6% of an employee’s wages (up to a specified amount), of which the employee contributes approximately 12% and the employer contributes approximately 7.6%.

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

 We enter into personal employment agreements with our employees on either a monthly (in most cases, full-time positions) or hourly basis. Employment agreements of our employees who are included in the collective agreement are subject to the provisions of the collective employment agreement. Substantially all of our employees have signed non-disclosure and non-competition agreements, although the enforceability of non-competition agreements is limited under Israeli law

Our employee compensation structure is aimed at encouraging and supporting employee performance towards enabling us to meet our strategic goals. Approximately 85% of our customer-facing employees are entitled to performance-based incentives, which are granted mainly to customer-facing personnel. In addition, some of our employees are entitled to an annual bonus based on our overall performance and individual performance, subject to the discretion of our Board of Directors. Under the collective employment agreement, some of our employees are entitled to an annual bonus. We also contribute funds on behalf of some of our employees to an education fund and under the collective employment agreement to all employees after completing 3 years of employment with us.

We have entered into agreements with a number of services companies under which they provide us with temporary workers.

In the second quarter of 2016 and 2018 and the first quarter of 2020 we launched, together with the employees representing labor union, voluntary retirement plans for employees, following which we incurred costs of approximately NIS 13 million, NIS 26 million and NIS 45 million, respectively.

E.           SHARE OWNERSHIP

As of January 31, 2020, Koor beneficially owned 60,412,844 ordinary shares in addition to 7,364,424 ordinary shares which are held (through a lending transaction) by two Israeli shareholders, which are considered joint controlling shareholders with Koor, and the voting rights in an additional 3,412,500 ordinary shares are held by Koor. In addition, Koor also holds series 3 and 4 options exercisable for 7,287,852 ordinary shares issuable upon the exercise of our TASE-listed options held by Koor until April 2020 and September 2020, respectively. This does not include a total of 200,269 ordinary shares held as of January 31, 2020 by a subsidiary of DIC, all for members of the public through mutual funds, which are managed by this company. Certain reporting persons under DIC's and Koor's Schedule 13D/A disclaim beneficial ownership of certain shares reported therein. Except as described above, none of our executive officers or directors beneficially owns 1% or more of our outstanding ordinary shares.

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

In November 2016, our board of directors resolved to grant 63,000 options under the 2015 share incentive plan to certain senior employees, at an exercise price of NIS 29.97 per share. The options granted were vested in three equal installments on each of the first, second and third anniversary of the date of grant. The options of the first installment may be exercised within 24 months from their vesting, and the options of the second and third installments may be exercised with 18 month from their vesting. We recorded the total sum of approximately NIS 0.4 million, as a compensation cost related to these grants, over the vesting period (2015 – 2019).

In May and June 2019, the Company's board of directors resolved to grant employees of the Company (who are not office holders or directors) and a non-profit organization for the employees a total amount of 2,944,197 options at an exercise price of NIS 15.66 and 1,019,400 RSUs. The options and RSUs granted to the employees will be vested in four equal installments on each of the first, second, third and fourth anniversary of the date of grant and the RSUs granted to the non-profit organization will be vested in two equal installments on each of the first and second anniversary of the date of grant. The options of the first installment may be exercised within 18 months from their vesting, and the options of the second, third and fourth installments may be exercised with 12 months from their vesting. We will record the total sum of approximately NIS 20 million, as a compensation cost related to these grants, over the vesting period 2019-2023.

In January 2020, our compensation committee and board of directors resolved to grant 4,153,472 options under the 2015 share incentive plan to Mr. Gabbay, the Company's new CEO. The options granted will vest in five installments on the first, second, third, fourth and fifth anniversaries of the date of grant at an exercise price of NIS 14.20 per share for the first installment - 967,993 options, NIS 14.99 per share for the second installment - 937,030 options, NIS 16.10 per share for the third installment - 805,570 options, NIS 17.25 per share for the fourth and fifth installments - 762,509 and 680,370 options, respectively. The options may be exercised within 3 years from the date of vesting of each installment. Mr. Gabbai's grant was further subject to shareholders approval in accordance with the Companies Law, which was received in March 2020. We will record the total sum of approximately NIS 12 million as a compensation expense related to Mr. Gabbay's grant, over a period of seven years (nonlinearly).

As of December 31, 2019, an aggregate of 4,550,541 ordinary shares were issuable upon exercise of options and RSUs according to the terms above.

In February 2020, we entered a new collective employment agreement with our employees representatives and the Histadrut, under which the Company will grant entitled employees options and RSUs, subject to all approvals and procedures required by law in three grants, as follows: (1) On June 1, 2020; (2) if the Company's net income for the fourth quarter of 2020 as reflected in its 2020 annual financial report is positive; (3) if the Company's net income for 2021 as reflected in its 2021 annual financial report is positive. The second and third grants may be delayed if the relevant conditions precedent aren't met, but no later than the annual financial report for 2022, in which time, if the conditions precedent are not met, the relevant grants will be annulled. The options and RSUs granted to the employees will be vested in four equal installments on each of the first, second, third and fourth anniversary of the date of grant. The options' exercise price shall be in line with the requirements set in the Company's compensation policy. The options of the first installment may be exercised within 18 months from their vesting, and the options of the second, third and fourth installments may be exercised with 12 month from their vesting. We will record the total sum of approximately NIS 14 million as a compensation expense related to each of the three grants, each over the vesting period. As of the date of this report, the precedent conditions for the grant of such options and RSUs have not yet been fulfilled.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           MAJOR SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our shares as of January 31, 2020, by each person, or group of affiliated persons, known to us to be the beneficial owner of 5% or more of our outstanding shares.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes any shares issuable pursuant to options that are exercisable within 60 days of January 31, 2020. Any shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 148,279,166 ordinary shares outstanding as of January 31, 2020. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, our major shareholders do not have different voting rights and the persons named in the table have sole voting and investment power with respect to all ordinary shares held by them.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent

Koor Industries Ltd., or Koor *	78,477,620	52.93%

Menora Mivtachim Holdings Ltd.**	9,271,818	6.25%
Directors and executive officers as a group (16 persons)***	242,000	0.16%

*
Koor is a private company, wholly owned by Discount Investment Corporation Ltd., or DIC.  DIC, a public Israeli company traded on the Tel Aviv Stock Exchange, is owned approximately 84% by Dolphin IL Investment Ltd., or Dolphin IL, and Tyrus S.A., both private companies controlled by various companies controlled by Mr. Eduardo Elzstain.

Koor's holdings include: (1) 60,412,844 ordinary shares held by Koor directly; (2) 7,364,424 ordinary shared held by the two Israeli shareholders (3,682,212 shares each) who are considered joint controlling shareholders with Koor (through a lending transaction) (one of which is controlled by Mr. Mauricio Wior, the vice chairman of the Company, and one of which is controlled by Mr. Blejer, an officer of a company controlled by the Company's controlling shareholder); (3) 3,412,500 ordinary shares (representing approximately 2.3% of our issued and outstanding shares) held by a few shareholders whose voting rights are vested in Koor; and (4) 7,287,852 ordinary shares issuable upon the exercise of our TASE-listed series 3 and 4 options held by Koor that are fully exercisable. Does not include 200,269 ordinary shares (representing approximately 0.14 % of our issued and outstanding shares) held as of January 31, 2020, by a subsidiary of DIC, all for members of the public through mutual funds, which are managed by this company.

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

**	Includes the holdings of Menora Mivtachim Holdings Ltd. and its affiliated entities..

***	Includes 242,000 ordinary shares issuable upon the exercise of stock options that expired as of February 13, 2020.

As of December 31, 2019, we had 15 holders of record of our equity securities who are, to our knowledge, located in the United States. The shares held by these holders of record represent 64.27% of our outstanding ordinary shares. However, this number is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are located because nearly all of such ordinary shares were held of record by Cede & Co. for the account of the brokers or other nominees, including the Tel Aviv Stock Exchange; approximately 45.71% of our ordinary shares owned directly and through agreements with other shareholders of the Company by Koor as of January 31, 2020 is also held of record by Cede & Co.

B.           RELATED PARTY TRANSACTIONS

Agreements among our Shareholders

In January 2018, Koor entered into a lending transaction under which 5% of our outstanding share capital held by Koor was transferred to two Israeli Shareholders (2.5% to each), or the Transferred Shares. One of them is controlled by Mr. Mauricio Wior, the vice chairman of the Company, and the other is controlled by an officer of DIC and of a company controlled by the Company's controlling shareholder. The main terms of the agreement are:

•	The agreement will be in force until December 31, 2018 and will be automatically extended by a one year term until terminated according to its terms.

•
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

•
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

•
The Transferred Shares (including all rights or income therefrom) will be pledged by a first-degree pledge in favor of Koor, and any realization of such pledge will be subject to the receipt of the MOC's approval, if required.

•
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

Minority shareholders agreements

Original minority shareholders (or their successors and assignees) currently own approximately 2.3% of our outstanding ordinary shares. These minority shareholders have granted the voting rights in these shares to Koor and are restricted from transferring these shares without the prior written consent of Koor and their transfer are subject to a right of first refusal in favor of Koor. Each of these minority shareholders has also committed not to compete, directly or indirectly, with our cellular communications business in Israel so long as he is a shareholder and for a period of one year thereafter.

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

Relationship with Affiliates

As of December 31, 2019, an aggregate amount of approximately NIS 10 million principal amount of our Series F and H through L Debentures were held by entities affiliated with DIC’s principal shareholders or officers for the benefit of members of the public through mutual funds.

 As of December 31, 2019, an aggregate of 1,972,331 of our ordinary shares were held by members of the public through mutual funds which are managed by a subsidiary of DIC. Such holdings are not included in the holdings set forth in the Beneficial Owners' table above.

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

Based on advice of counsel, we believe it is more likely than not that substantially all the claims and disputes detailed below will be determined in our favor and accordingly, no provision has been made in the financial statements in respect of these claims and disputes. We have made a provision in the amount of approximately NIS 58 million for the claim/s and dispute/s we are willing to settle or for which we cannot reach a conclusion that it is more likely than not that the claim/s and dispute/s will be determined in our favor.

Purported class actions

34 purported class actions have been filed against us in connection with allegations that we, among others (i) unlawfully, in violation of our license or agreements with our subscribers, charged or overcharged our subscribers for our services, (ii) misled our subscribers, (iii) unlawfully sent our subscribers and other parties commercial messages, (iv) unlawfully, in violation of our license or agreements with our subscribers, discriminated among our subscribers, (v) failed to provide service quality or customer care in accordance with the provisions of our license and applicable law, or  (vi) unlawfully, in violation of agreements with our subscribers and applicable law, misused our subscribers' personal data. The amount claimed estimated by the plaintiffs in these purported class actions ranges from approximately NIS 2.5 million to NIS 405 million, or was not estimated by the plaintiffs if the lawsuits are certified as class actions or were filed against us and other defendants without specifying the amount claimed from us.  In addition, in one purported class action no amount claimed was estimated by the plaintiffs, was dismissed (in part) and  appealed by the plaintiffs (for details see  "-Class actions" below). In addition, in one purported class action, a settlement agreement was approved by the court (see details below) and in four purported class actions, for which the aggregate amount claimed estimated by the plaintiffs was approximately NIS 152 million, and one purported class action in which the amount claimed was not estimated by the plaintiffs, settlement agreements were filed with the court and the proceedings are still pending.

We have recorded appropriate provisions for each of the settlement agreements filed with the courts and described above.

In 2015, a purported class action was filed against us, by plaintiffs alleging to be subscribers of the Company, claiming compensation for non-monetary damages in the amount of NIS 15 billion, in connection with allegations that we unlawfully violated the privacy of our subscribers and were unlawfully enriched by so doing. In March 2020, the court approved a settlement agreement filed with the court in February 2017. The settlement shall not have a material effect on the Company's financial statements. .

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

In December 2016, the district court partially approved a request to certify a lawsuit filed against us in July 2014 as a class action, relating to an allegation that the commercial messages we sent to our subscribers failed to meet the requirements of applicable law. In January 2017, the plaintiffs appealed the dismissal of the allegations which were not approved, to the Supreme Court, and in September 2019 the plaintiff's appeal was dismissed.  The total amount claimed was estimated by the plaintiffs to be approximately NIS 21 million.

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

In July 2018, a request to certify a lawsuit filed against the Company in June 2015 was approved as a class action, relating to an allegation that the Company unlawfully charged subscribers for collection expenses due to lack of payment or late payment. In January 2019, we appealed the approval of this allegation to the Supreme Court and the plaintiff appealed the dismissal of other allegations. The total amount claimed relating to the original lawsuit was estimated by the plaintiffs to be millions of NIS.

Dividend Policy

Our dividend policy targets the distribution of at least 75% of our annual net income on a quarterly basis, subject to applicable law, our license and our contractual obligations and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. Our debentures and other credit facilities include additional limitations, including a covenant not to distribute more than 95% of the profits available for distribution according to the applicable Israeli law (“Profits”), provided that if net leverage (defined as the ratio of net debt to EBITDA over four consecutive quarters) exceeds 3.5:1, we will not distribute more than 85% of the Profits and if net leverage exceeds 4.0:1, we will not distribute more than 70% of the Profits. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service" and "– Other Credit Facilities". Our Board of Directors will consider, among other factors, our expected results of operation, including changes in pricing, regulation and competition, planned capital expenditure including for acquisitions and technological upgrades, and changes in debt service needs, including due to changes in interest rates or currency exchange rates, as well as our debentures' rating, in order to conclude whether there is no reasonable concern that a distribution of dividends will prevent us from satisfying our existing and foreseeable obligations as they become due. Dividend payments are not guaranteed and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends or to pay dividends at a ratio to net income that is less than that paid in the past.  For example, our Board of Directors may determine not to distribute dividends in order to strengthen our balance sheet, that market conditions are uncertain or that our cash needs for debt service, capital expenditures or operations require that we do not pay dividends when considered. Accordingly, shareholders should not expect that any particular amount or at all will be distributed by us as dividends at any time, even if we have previously made dividend payments in such amount.

Our ability to pay dividends is subject to the following limitations under Israeli law: (1) dividends may only be paid out of cumulative retained earnings or out of retained earnings over the prior two years, provided that there is no reasonable concern that the payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due; and (2) our license requires that we and our 10% or more shareholders maintain at least $200 million of combined shareholders’ equity. Our shareholders’ equity on December 31, 2019 was over $ 200 million.

When we declare dividends, we do so in NIS and convert them for payment in US$ (where applicable) based upon the daily representative rate of exchange as published by the Bank of Israel prior to the distribution date.

In 2017, 2018 and 2019 our Board of Directors chose not to declare dividends given the intensified competition and its adverse effect on our results of operations and in order to strengthen our balance sheet.

B.           SIGNIFICANT CHANGES

No significant change has occurred since December 31, 2019, except as otherwise disclosed in this annual report.

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

Shareholders Meetings

We are required to convene an annual general meeting of our shareholders once every calendar year within a period of not more than 15 months following the preceding annual general meeting. Our board of directors is required to convene a special general meeting of our shareholders at the request of two directors or one quarter of the members of our Board of Directors or at the request of one or more holders of 5% or more of our share capital and 1% of our voting power or the holder or holders of 5% or more of our voting power. All shareholders meetings require prior notice of at least 21 days, or up to 35 days if required by applicable law or regulation. We aim to provide at least 40 day advance written notice, in accordance with the NYSE’s recommendations. The chairperson of our Board of Directors presides over our general meetings.  Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting.

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

Resolutions

An ordinary resolution at a shareholders meeting requires approval by a simple majority of the voting rights represented at the meeting, in person, by proxy or written ballot, and voting on the resolution. Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority. In accordance with our articles of association a resolution for the voluntary winding up of the company requires the approval by holders of 75% of the voting rights represented at the meeting, in person or by proxy or written ballot, and voting on the resolution.

Modification of Class Rights

The rights attached to any class, such as voting, liquidation and dividend rights, may be amended by a vote of a majority of the issued shares of that class, or by adoption of a resolution by a majority of the shares of that class represented at a separate class meeting, or by a written consent of all holders of the issued shares of that class.

Insurance, Indemnification and exemption of Directors and Officers

Under the Companies Law, an Israeli company may not exempt an office holder from liability for breach of his duty of loyalty, but may exempt in advance an office holder from liability to the company, in whole or in part, for a breach of his or her duty of care (except a director in connection with unlawful distributions and with regard to a director or CEO in connection with certain failures upon insolvency), provided the articles of association of the company allow it to do so.  Our articles of association allow us to do so.

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

•
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

The new Insolvency and Economic Rehabilitation Law, 2018 (in force as of  September 15,  2019), provides that a company may not exempt or indemnify a director or the CEO of a company for a breach of his or her duty of care to the company (i.e. if the director or CEO knew or should have known that the company is insolvent and didn't take any measures to reduce it's scope).

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

The Companies Law also provides that an acquisition of shares of a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder in the company. An acquisition of shares of a public company must also be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company and there is no existing 45% or greater shareholder in the company. These requirements do not apply if the (i) acquisition occurs in the context of a private placement by the company that received shareholder approval, (ii) the purchase of shares is from a 25% or greater shareholder of the company and results in the acquirer becoming a 25% shareholder of the company or more or (iii) the purchase of shares is from a 45% shareholder of the company and results in the acquirer becoming a 45% shareholder of the company or more.  The special tender offer must be extended to all shareholders.  The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the majority of the offerees who responded to the offer accepted the offer, excluding offerees who are controlling shareholders of the offeror, offerees who hold 25% or more of the voting rights in the company or who have a personal interest in accepting the tender offer, or anyone on their behalf or on behalf of the offeror including the relatives of or corporations controlled by these persons..

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

Registration Rights Agreement

DIC and certain other shareholders entered into a registration rights agreement with us in 2006. As of January 31, 2020, 67,777,268 ordinary shares, held by Koor, are entitled to registration rights as well as any additional shares still held, if held, by the other shareholders who joined the agreement.

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

Passive Foreign Investment Company Rules

The Company believes that it was not a PFIC for the taxable year of 2019. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time (and since the market value of the Company’s assets may be determined, in part, by reference to the market value of its shares, which has been volatile and may decline), there can be no assurance that the Company will not be a PFIC for any taxable year.  If the Company were a PFIC for any taxable year during which a U.S. holder owned a share in the Company, certain adverse consequences could apply to the U.S. holder. Specifically, gain recognized by a U.S. holder on a sale or other disposition of a share would be allocated ratably over the U.S. holder’s holding period for the share. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. holder on the Company's shares during the preceding three years or the U.S. holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (such as a mark-to-market election) may be available to U.S. holders and may result in alternative tax treatment. In addition, if the Company were a PFIC for a taxable year in which we pay a dividend or the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate holders would not apply. If the Company were a PFIC for any taxable year in which a U.S. holder owned the Company’s shares, the U.S. holder would generally be required to file annual returns with the Internal Revenue Service, or the IRS, on IRS Form 8621. Furthermore, if the Company is a PFIC for any taxable year during which a U.S. holder owned its shares, the Company will generally continue to be a PFIC with respect to such U.S. holder’s shares even if the Company ceases to be a PFIC for subsequent taxable years.

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

Israeli Tax Considerations

The following is a discussion of certain material Israeli tax consequences to purchasers of our ordinary shares. The discussion also contains a description of certain relevant material provisions of the current Israeli income tax system applicable to companies in Israel. This discussion is based upon the tax laws of Israel and regulations promulgated thereunder as of the date hereof, which are subject to change. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion.

This discussion applies to shareholders who or that hold our ordinary shares as capital assets and does not address all of the tax consequences that may be relevant to holders of our ordinary shares in light of their particular circumstances or certain types of holders of our ordinary shares subject to special tax treatment.  Because individual circumstances may differ, shareholders should consult their tax advisors to determine the applicability of the rules discussed below to them, including the application of Israeli or other tax laws. The discussion below is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. Each prospective investor should consult his, her or its own tax or legal adviser of acquiring, holding and disposing of our ordinary shares.

Taxation of Israeli Companies

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income currently at the rate of 23%. Israeli companies are generally subject to capital gains tax at the corporate tax rate.

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets, including shares in Israeli resident companies, by Israeli and non- Israeli residents, unless, with respect to non-Israeli residents,   a specific exemption is available or unless a tax treaty between Israel and such non-Israeli resident’s country of residence provides otherwise and subject to the receipt in advance of a valid certificate from the Israel Tax Authority.  In calculating capital gain, the law distinguishes between real gain and inflationary surplus.  The inflationary surplus is the portion of the total capital gain equal to the increase in the relevant asset’s value that is attributable to the increase in the Israeli CPI between the date of purchase and the date of sale.  The real capital gain is the excess of the total capital gain over the inflationary surplus.  The inflationary surplus is generally exempt from tax. A non-resident that invests in taxable assets with foreign currency, may elect to calculate the amount of inflationary surplus in that foreign currency.

Taxation of Israeli Residents

The tax rate generally applicable to real capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a "significant shareholder" at the time of the sale or at any time during the 12-month period preceding such sale, the tax rate will be 30%. For this purpose, a significant shareholder is one that holds, directly or indirectly, alone or together with others, at least 10% of  any of our means of control (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director).. An additional tax of 3% will be imposed on individuals whose annual taxable income exceeds a certain threshold (NIS 651,600 for 2020). Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to “business income”: currently, 23% for companies and a marginal tax rate of up to 47% for individuals, plus an additional tax of 3%, which is imposed on individuals whose annual taxable income exceeds a certain threshold (NIS 651,600 for 2020).

Israeli companies are generally subject to the corporate tax rate (see above) on capital gains derived from the sale of shares listed on a stock market currently at the rate of 23%.

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

In addition, a sale of securities may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel income tax treaty, the sale of our ordinary shares by a shareholder who qualifies as a resident of the United States within the meaning of the U.S.-Israel income tax treaty and who is entitled to claim the benefits afforded to such person by the U.S.-Israel income tax treaty, referred to as a treaty U.S. resident, and who holds our ordinary shares as a capital asset, is also exempt from Israeli capital gains tax unless (i) the treaty U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, (ii) the capital gains arising from such sale are attributable to a permanent establishment of the treaty U.S. resident that is located in Israel, or (iii) the treaty U.S. resident, if an individual, is present in Israel for a period or periods of  183 days or more in the aggregate during the tax year.  However, under the U.S.-Israel income tax treaty, a treaty U.S. resident would be permitted to claim a credit for taxes paid in Israel against the U.S. federal income tax imposed on the sale, subject to the limitations in U.S. laws applicable to foreign tax credits.  The U.S.-Israel income tax treaty does not relate to U.S. state or local taxes. Eligibility to benefit from tax treaties is conditioned upon the shareholder presenting a withholding certificate issued by the Israel Tax Authority prior to the applicable payment.

Taxation of Dividends Paid on Our Ordinary Shares

Taxation of Israeli Residents

Individuals who are Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless the recipient is a significant shareholder (as defined above) at the time of the distribution or at any time during the 12-month period preceding the distribution, in which case the applicable tax rate is 30%.  The company distributing the dividend is required to withhold tax at the rate of 25% (a different rate may apply to dividends paid on shares deriving from the exercise of stock options or other equity-based awards granted as compensation to employees or office holders of the company).  Companies which are Israeli residents are generally exempt from income tax on the receipt of dividends from another Israeli company.

Moreover, an additional tax of 3% will be imposed on individuals whose annual taxable income exceeds a certain threshold (NIS 651,600 for 2020).

Taxation of Non-Israeli Residents

Non-residents of Israel (whether individuals or entities) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% unless the recipient is a significant shareholder at the time of the distribution or any time during the 12-month period preceding the distribution, in which case the applicable tax rate will be 30% unless a reduced rate is provided under an applicable tax treaty (subject to receipt of a valid withholding certificate from the Israel Tax Authority allowing for such reduced withholding tax rate).  The company distributing the dividend is required to withhold tax at the source at the rate of 25%.

Under the U.S.-Israel income tax treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a treaty U.S. resident is 25%.  The maximum rate of withholding tax on dividends may be reduced to 12.5% in certain circumstances where the recipient of the dividend is a U.S. corporation holding 10% or more of our outstanding voting power during the tax year in which the dividend is distributed as well as during the whole of its prior tax year, provided that not more than 25% of the gross income for such preceding year consists of certain types of interest or dividends and certain other conditions under the U.S.-Israel income tax treaty are met.. Eligibility for such reduced rate is conditioned upon presenting a withholding certificate issued by the Israel Tax Authority allowing for withholding at such reduced rate. The aforementioned rates under the U.S.-Israel income tax treaty will not apply if the dividend income was derived through a permanent establishment of the treaty U.S. resident in Israel.

A non-resident of Israel who has dividend income derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the obligation to file tax returns in Israel in respect of such income, provided that (i) such income was not derived from a business conducted in Israel by such non-Israeli resident, and (ii) the non-resident of Israel has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

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

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the course of our normal operations, we are exposed to market risks including fluctuations in foreign currency exchange rates, interest rates and the Israeli CPI. We are exposed to currency risks primarily as a result of purchasing inventory and fixed assets mainly in U.S. dollars while almost all of our cash receipts are in NIS. A substantial amount of our cash payments are incurred in, or linked to foreign currencies. In particular, in 2018 and 2019, such payments represented approximately 17% and 14%, respectively, of total cash outflows (including payments of principal and interest on our debentures). Also, we are exposed to interest rate risks through our hedging instruments and to possible fluctuations in the Israeli CPI through our Series H and J debentures.

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

In addition, as of the beginning of 2020, we designate certain derivatives as hedging instruments in order to hedge changes in cash flows that relate to highly probable forecasted transactions and which derive from changes in U.S. dollars exchange rates (hedge accounting). At the end of each fiscal quarter the effective portion of changes in fair value of these derivatives is recognized in other comprehensive income. when the hedged forecasted cash flows occur, the amounts accumulated in the hedging reserve and cost of hedging reserve are reclassified to profit or loss in the same period, or periods, in which the hedged forecasted future cash flows affect profit or loss.

As of December 31, 2019, we had three outstanding series of debentures, which are linked to the Israeli CPI, in an aggregate principal amount of approximately NIS 1.1 billion.  As of December 31, 2019, we had forward Israeli CPI / NIS transactions, in a total amount of approximately NIS 0.4 billion, with an average maturity period of three months, in order to hedge our exposure to fluctuations in the Israeli CPI. We periodically review the possibility of entering into additional transactions in order to lower the exposure in respect of the debentures.

Set forth below is the composition of the derivative financial instruments (excluding (embedded derivatives) at the following dates:

	As of December 31,
	2017		2018		2019
	Par Value	Fair Value	Par Value	Fair Value	Par Value	Fair Value
	(In NIS millions)
Forward contracts on foreign currency exchange rate (mainly US$– NIS)	105	(1)	203	4	128	(2)
Forward contracts on Israeli CPI rate	500	(17)	400	(1)	360	(3)
Options on the foreign currency exchange rate (mainly US$– NIS)	(105)	1	(147)	0	(68)	1
Total	500	(17)	456	3	420	(4)

Sensitivity information

Without taking into account our hedging instruments and based upon our debt outstanding as at December 31, 2019, fluctuations in foreign currency exchange rates, or the Israeli CPI would affect us as follows:

•	an increase of 1% of the Israeli CPI would result in an increase of approximately NIS 8 million in our financing expenses.

For additional details see note 21 to our financial statements, included elsewhere in this report.

ITEM 12.        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.        CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2019, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2019. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

Based on our assessment, management believes that as of December 31, 2019 our internal control over financial reporting is effective based on these criteria.

Attestation Report of the Registered Public Accounting Firms

The effectiveness of management's internal control over financial reporting as of December 31, 2019 has been audited by our independent registered public accounting firm, Keselman & Keselman, a member of PricewaterhouseCoopers International Limited, and its report as of March 23, 2020, expresses an unqualified opinion on the Company's internal control over financial reporting.

This report is included in page F-3 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

During the period covered by this annual report, the changes in our internal control over financial reporting that occurred that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting were:

In connection with the implementation of IFRS 16, a new accounting standard for leases that replaces IAS 17 and is applicable for annual periods as of January 1, 2019 the Company has designed an internal control over the process of identifying existing leases and calculating the effect of the new standard on the Company's financial reporting as at December 31, 2019. During 2019, the Company implemented an internal control process for the ongoing implementation of this standard so as to ensure effective internal control for the prevention of errors in financial reporting in the leasing process.

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Hauser qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Hauser qualifies as an independent director under the independence standards applicable to listed company audit committee members, pursuant to Rule 10A-3 under the Securities Exchange Act.

ITEM 16B.     CODE OF ETHICS

Our Code of Ethics applies to all of our officers, directors and employees. We have posted a copy of our Code of Ethics on our website at http://investors.cellcom.co.il under “Investor Relations – Corporate Governance – Legal and Corporate - Code of Ethics.”

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Keselman & Keselman, a member of PricewaterhouseCoopers International Limited, serves as our independent registered public accounting firm.

These accountants billed the following fees to us for professional services in each of those fiscal years:

	2018	2019
	(NIS in thousands)
Audit Fees	2,450	2,300
Tax Fees and other	263	165
Total	2,713	2,465

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

ITEM 16H.     MINE SAFETY DISCLOSURE

Not applicable.

PART II

ITEM 17.        FINANCIAL STATEMENTS

See Item 18.

ITEM 18.        FINANCIAL STATEMENTS

See pages F-1 through F-93 of this annual report.

ITEM 19.        EXHIBITS

Exhibit Number	Description

1.1	Updated Articles of Association and Memorandum of Association (7)
2.1	Form of Ordinary Share Certificate(1)
2.1.1	Description of Securities Registered under Section 12 of the Exchange Act*
4.7	Shelf Prospectus Indenture dated March 7, 2012, between Cellcom and Strauss Lazar Trust Company (1992) Ltd. (2)
4.7.1	Amendment and Addendum no. 1 to the Indenture from January 19, 2012, dated March 7, 2012, between Cellcom and Strauss Lazar Trust Company (1992) Ltd. (2)
4.8	Series H and I Indenture dated June 23, 2014, between Cellcom and Mishmeret Trust Services Company Ltd., as amended in Addendum no.1 dated June 26, 2014(3)
4.9	Series J and K Indenture dated September 25, 2016, between Cellcom and Mishmeret Trust Services Company Ltd. (4)
4.10	Series L Indenture dated January 21, 2018, between Cellcom and Strauss Lazar Trust Company (1992) Ltd.(5)
4.12	Registration Rights Agreement dated March 15, 2006 among Cellcom, Goldman Sachs International, DIC, DIC Communications and Technology Ltd. and PEC Israel Economic Corporation(1)
4.13	Amended Non-Exclusive General License for the Provision of Mobile Radio Telephone Services in the Cellular Method dated June 27, 1994*
4.15	Amended 2015 Share Incentive Plan(6)
4.16	Memorandum of Understanding dated February 18, 2020 among Cellcom, Golan and shareholders of Golan*
8.1	Subsidiaries of the Registrant(*)
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act *
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act *
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act *
15.1	Consent of Independent Registered Public Accounting Firm - Somekh Chaikin *
15.2	Consent of Independent Registered Public Accounting Firm - Keselman & Keselman*

Exhibit Number	Description

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
______________

*	Filed herewith.

(1)	Incorporated by reference to our registration statement on Form F-1 (registration no. 333-140030) filed with the SEC on January 17, 2007.

(2)	Incorporated by reference to our annual report on Form 20-F for the year 2011 filed with the SEC on March 7, 2012.

(3)	Incorporated by reference to our annual report on Form 20-F for the year 2014 filed with the SEC on March 16, 2015.

(4)	Incorporated by reference to our annual report on Form 20-F for the year 2016 filed with the SEC on March 20, 2017.

(5)	Incorporated by reference to our annual report on Form 20-F for the year 2017 filed with the SEC on March 26, 2018.

(6)	Incorporated by reference to our registration statement on Form S-8 filed with the SEC on August 13, 2015.

(7)	Incorporated by reference to our annual report on Form 20-F for the year 2017 filed with the SEC on March 26, 2018.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cellcom Israel Ltd.
By:	/s/ Avi Gabbay
	Name:	Avi Gabbay
	Title:	Chief Executive Officer

Date: March 23, 2020

Cellcom Israel Ltd. and Subsidiaries Consolidated Financial Statements As at December 31, 2019 (Audited)

Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Cellcom Israel Ltd.

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Cellcom Israel Ltd. and its subsidiaries (the “Company”) as of December 31, 2019, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows  for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended,  in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2F to the consolidated financial statements, the Company changed the manner in which it accounts for Leases in 2019.

Convenience Translation

The consolidated financial statements as of and for the year ended December 31, 2019 have been translated into United States dollars (“dollars”) solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Israeli Shekels have been translated into dollars on the basis set forth in Note 2D to the consolidated financial statements.

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

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Tel Aviv, Israel
March 23, 2020

We have served as the Company’s auditor since 2018.

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

Basis for Opinion

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

/s/ Kesselman & Kesselman	/s/ Somekh Chaikin
Certified Public Accountants (Isr.)	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited	Member Firm of KPMG International

Kesselman & Kesselman have served as the Company’s auditor since 2018. Tel Aviv, Israel March 18, 2019	Somekh Chaikin have served as the Company’s auditor from 1994 to 2018.

Somekh Chaikin

KPMG Millennium Tower

17 Ha’arba’a Street, PO Box 609 Tel Aviv 61006, Israel

+972 3 684 8000

Report of Independent Registered Public Accounting Firms

To the Shareholders and Board of Directors
Cellcom Israel Ltd.

Opinion on the Consolidated Financial Statements

We  have  audited  the  accompanying  consolidated  statement of  income, comprehensive  income,  changes  in  equity,  and  cash  flows of  Cellcom  Israel  Ltd.  and  subsidiaries  (the  Company)  for  the  year  ended  December  31,  2017,  and  the  related  notes   (collectively,  the  consolidated  financial  statements).

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

March 25, 2018

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Financial Position

				Convenience
				translation into
				US dollar (Note 2D)
		December 31,	December 31,	December 31,
		2018	2019*	2019*
	Note	NIS millions	NIS millions	US$ millions

Assets
Cash and cash equivalents	9	1,202	1,006	291
Current investments, including derivatives		404	473	137
Trade receivables	10	1,152	1,142	330
Current tax assets	30	11	3	1
Other receivables	10	84	69	20
Inventory	11	94	66	19

Total current assets		2,947	2,759	798

Trade and other receivables	10	852	782	227
Property, plant and equipment, net	12	1,652	1,432	414
Intangible assets and others, net	13	1,298	1,294	374
Investments in equity accounted investees	8	-	150	43
Right-of-use assets, net	14	-	745	216

Total non- current assets		3,802	4,403	1,274

Total assets		6,749	7,162	2,072

Liabilities
Current maturities of debentures and of loans from financial institutions	19	620	509	147
Current taxation liabilities	30	-	6	2
Current maturities of lease liabilities	14	-	226	65
Trade payables and accrued expenses	15	696	687	199
Provisions	16	105	99	29
Other payables, including derivatives	17	257	299	86

Total current liabilities		1,678	1,826	528

Long-term loans from financial institutions	19	334	300	87
Debentures	19	2,911	2,511	727
Long-term lease liabilities	14	-	533	154
Provisions	16	20	22	6
Other long-term liabilities	18	16	4	1
Liability for employee rights upon retirement, net	20	14	19	5
Deferred tax liabilities	30	99	60	17

Total non- current liabilities		3,394	3,449	997

Total liabilities		5,072	5,275	1,525

Equity attributable to owners of the Company	21
Share capital		1	2	1
Share premium		325	623	180
Receipts on account of share options		10	24	7
Retained earnings		1,339	1,236	358

Non-controlling interests		2	2	1

Total equity		1,677	1,887	547

Total liabilities and equity		6,749	7,162	2,072

Date of approval of the consolidated financial statements: March 23, 2020.
* See Note 2 (F) regarding initial application of IFRS 16, Leases.

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Income

					Convenience
					translation into US
					dollar (Note 2D)
		Year ended	Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,	December 31,
		2017	2018	2019*	2019*
	Note	NIS millions	NIS millions	NIS millions	US$ millions

Revenues	24	3,871	3,688	3,708	1,073
Cost of revenues	25	(2,680)	(2,661)	(2,725)	(788)

Gross profit		1,191	1,027	983	285

Selling and marketing expenses	26	(479)	(567)	(610)	(177)
General and administrative expenses	27	(426)	(360)	(329)	(95)
Other income (expenses), net	28	42 **	1 **	(20)	(6)

Operating profit		328	101	24	7

Financing income		21 **	19 **	49	14
Financing expenses		(196)	(190)	(193)	(56)
Financing expenses, net	29	(175)	(171)	(144)	(42)

Share in losses of equity accounted investees		-	-	(10)	(3)

Profit (loss) before taxes on income		153	(70)	(130)	(38)

Tax benefit (Taxes on income)	30	(40)	6	23	7
Profit (loss) for the year		113	(64)	(107)	(31)
Attributable to:
Owners of the Company		112	(62)	(107)	(31)
Non-controlling interests		1	(2)	-	-
Profit (loss) for the year		113	(64)	(107)	(31)

Earnings (loss) per share	21

Basic earnings (loss) per share (in NIS)		1.11	(0.58)	(0.90)	(0.26)

Diluted earnings (loss) per share (in NIS)		1.10	(0.58)	(0.90)	(0.26)

Weighted-average number of shares used in the calculation of basic earnings (loss) per share (in shares)		100,654,935	107,499,543	118,376,455	118,376,455

Weighted-average number of shares used in the calculation of diluted earnings (loss) per share (in shares)		100,889,661	107,499,543	118,376,455	118,376,455

* See Note 2(F) regarding initial application of IFRS 16, Leases.
** Reclassified – see Note 2(F) regarding voluntary change in accounting policy

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Comprehensive Income

				Convenience
				translation into US
				dollar (Note 2D)
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2017	2018	2019	2019
	NIS millions	NIS millions	NIS millions	US$ millions

Profit (loss) for the year	113	(64)	(107)*	(31)*
Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Changes in fair value of cash flow hedges transferred to profit or loss, net of tax	1	-	-	-
Total other comprehensive income for the year that after initial recognition in comprehensive income was or will be transferred to profit or loss, net of tax	1	-	-	-
Other comprehensive income items that will not be transferred to profit or loss
Re-measurement of defined benefit plan, net of tax	-	(1)	(4)	(1)
Total other comprehensive loss for the year that will not be transferred to profit or loss, net of tax	-	(1)	(4)	(1)
Total other comprehensive income (loss) for the year, net of tax	1	(1)	(4)	(1)
Total comprehensive income (loss) for the year	114	(65)	(111)	(32)
Total comprehensive income (loss) attributable to:
Owners of the Company	113	(63)	(111)	(32)
Non-controlling interests	1	(2)	-	-
Total comprehensive income (loss) for the year	114	(65)	(111)	(32)

* See Note 2(F) regarding initial application of IFRS 16, Leases.

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Changes in Equity

	Attributable to owners of the Company						Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Share premium	Receipts on account of share options	Capital reserve	Retained earnings	Total
	NIS millions								US$ millions

Balance as of January 1, 2017	1	-	-	(1)	1,322	1,322	18	1,340
Comprehensive income for the year
Profit for the year	-	-	-	-	112	112	1	113
Other comprehensive income for the year, net of tax	-	-	-	1	-	1	-	1
Transactions with owners, recognized directly in equity
Share based payments	-	-	-	-	2	2	-	2
Derecognition of non-controlling interests due to loss of control in a consolidated company	-	-	-	-	-	-	(15)	(15)

Balance as of December 31, 2017	1	-	-	-	1,436	1,437	4	1,441
Effect of initial application of IFRS 9*	-	-	-	-	(36)	(36)	-	(36)
Balance as of January 1, 2018 after initial application	1	-	-	-	1,400	1,401	4	1,405
Comprehensive loss for the year
Loss for the year	-	-	-	-	(62)	(62)	(2)	(64)
Other comprehensive loss for the year, net of tax	-	-	-	-	(1)	(1)	-	(1)
Transactions with owners, recognized directly in equity
Share based payments	-	-	-	-	2	2	-	2
Equity offering	-	259	17	-	-	276	-	276
Exercise of share options	-	66	(7)	-	-	59	-	59

Balance as of December 31, 2018	1	325	10	-	1,339	1,675	2	1,677	485
Comprehensive loss for the year, net of tax
Loss for the year*	-	-	-	-	(107)	(107)	-	(107)	(31)
Other comprehensive loss for the year, net of tax	-	-	-	-	(4)	(4)	-	(4)	(1)
Transactions with owners, recognized directly in equity
Share based payments	-	-	-	-	8	8	-	8	3
Equity offering (see Note 21)	1	283	25	-	-	309	-	309	90
Expiration of share options	-	10	(10)	-	-	-	-	-	-
Exercise of share options	-	5	(1)	-	-	4	-	4	1
Balance as of December 31, 2019	2	623	24	-	1,236	1,885	2	1,887	547

* See Note 2(F) regarding initial application of IFRS 16, Leases.

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

				Convenience
				translation into US
				dollar (Note 2D)
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2017	2018	2019*	2019*
	NIS millions	NIS millions	NIS millions	US$ millions
Cash flows from operating activities
Profit (loss) for the year	113	(64)	(107)	(31)
Adjustments for:
Depreciation and amortization	555	584	898	260
Share based payments	2	2	8	2
Gain on sale of property, plant and equipment, intangible assets and others	(1)	-	(8)	(2)
Gain on sale of shares in a consolidated company	(10)	-	-	-
Net change in fair value of investment property	-	-	6	2
Income tax expense (tax benefit)	40	(6)	(23)	(7)
Financing expenses, net	175 **	171 **	144	42
Other expenses	-	-	3	1
Share in losses of equity accounted investees	-	-	10	3

Changes in operating assets and liabilities:
Change in inventory	(6)	(24)	28	8
Change in trade receivables (including long-term amounts)	101 **	166 **	80	23
Change in other receivables (including long-term amounts)	(191)	(21)	13	4
Change in trade payables, accrued expenses and provisions	(27)	(26)	(27)	(8)
Change in other liabilities (including long-term amounts)	28	11	23	6
Payments for derivative hedging contracts, net	(3)	-	(10)	(3)
Income tax paid	(44)	(23)	(12)	(4)
Income tax received	42	-	10	3
Net cash from operating activities	774	770	1,036	299

Cash flows used in investing activities
Acquisition of property, plant, and equipment	(346)	(356)	(324)	(94)
Acquisition of intangible assets and others	(237)	(237)	(233)	(67)
Acquisition of equity accounted investee	-	-	(16)	(5)
Change in current investments, net	(77)	(56)	(49)	(14)
Receipts from other derivative contracts, net	-	3	9	3
Proceeds from sale of property, plant and equipment, intangible assets and others	1	1	181	52
Grant of long-term loans to equity accounted investees	-	-	(141)	(41)
Interest received	12	14	13	4
Proceeds from sale of shares in a consolidated company, net of cash disposed	3	-	-	-
Net cash used in investing activities	(644)	(631)	(560)	(162)

* See Note 2(F) regarding initial application of IFRS 16, Leases.
** Reclassified – see Note 2(F) regarding voluntary change in accounting policy.

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Cash Flows (cont'd)

				Convenience
				translation into US
				dollar (Note 2D)
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2017	2018	2019*	2019*
	NIS millions	NIS millions	NIS millions	US$ millions

Cash flows used in financing activities
Payments for derivative contracts, net	(3)	(15)	(2)	(1)
Receipt of long-term loans from financial institutions	200	-	150	43
Payments for long-term loans from financial institutions	-	(78)	(212)	(61)
Repayment of debentures	(864)	(556)	(504)	(145)
Proceeds from issuance of debentures, net of issuance costs	-	997	-	-
Repurchase of own debentures	-	-	(10)	(3)
Dividend paid	(1)	-	-	-
Interest paid	(175)	(126)	(151)	(43)
Acquisition of non-controlling interests	-	(19)	-	-
Equity offering (see Note 21)	-	275	309	89
Proceeds from exercise of share options	-	59	4	1
Payment of principal of lease liabilities	-	-	(256)	(74)

Net cash from (used in) financing activities	(843)	537	(672)	(194)

Changes in cash and cash equivalents	(713)	676	(196)	(57)

Cash and cash equivalents as at the beginning of the year	1,240	527	1,202	348

Effects of exchange rate changes on cash and cash equivalents	-	(1)	-	-

Cash and cash equivalents as at the end of the year	527	1,202	1,006	291

* See Note 2(F) regarding initial application of IFRS 16, Leases.

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 - Reporting Entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 4250708, Israel. The consolidated financial statements of the Group as at December 31, 2019, comprise the Company and its subsidiaries (together referred to as the "Group") and the Group’s holdings in included entities. The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular telecommunications services, landline telephony services, internet services, international calls services, television over the internet services and transmission services. The Company is controlled by Koor Industries Ltd. (directly and through agreements with other shareholders of the Company), a wholly owned subsidiary of Discount Investment Corporation Ltd. ("DIC"), which is controlled by companies controlled by Mr. Eduardo Elsztain. The Company's shares are traded on the Tel Aviv Stock Exchange (TASE) and on the New York Stock Exchange (NYSE).

Note 2 - Basis of Preparation of the Financial Statements

A.	Statement of compliance

The consolidated financial statements have been prepared by the Group in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were approved by the Company's Board of Directors on March 23, 2020.

B.	Functional and presentation currency

These consolidated financial statements are presented in New Israeli Shekels ("NIS"), which is the Group's functional currency, and are rounded to the nearest million unless otherwise indicated. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These consolidated financial statements have been prepared on the basis of historical cost except for the following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, investment property that are measured at fair value, deferred tax assets and liabilities, provisions, assets and liabilities in respect of employee benefits and Investments in associates and joint ventures.

For further information regarding the measurement of these assets and liabilities see Note 3, regarding Significant Accounting Policies.

D.	Convenience translation into U.S. dollars ("dollars" or "$")

For the convenience of the reader, the reported NIS figures as of December 31, 2019 and for the year then ended, have been presented in dollars, translated at the representative rate of exchange as of December 31, 2019 (NIS 3.456 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation of the Financial Statements (cont'd)

E.	Use of estimates and judgments

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The preparation of accounting estimates used in the preparation of the Group’s financial statements requires that management of the Company makes assumptions regarding circumstances and events that involve considerable uncertainty.  Company Management prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about estimates, uncertainty and critical judgments about provisions and contingent liabilities, is described in Notes 16 and 32. In addition, information about critical estimates, made while applying accounting policies and that have the most significant effect on the consolidated financial statements are described below:

Impairment testing of trade and other receivables
The financial statements include an impairment loss in trade and other receivables which properly reflect, according to management's estimation, the potential loss from non-recoverable amounts. The Group provides for impairment loss based on its experience in collecting past debts, as well as on information on specific debtors. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. See also Note 23.

Impairment testing and useful life of assets
The Group regularly reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. See also Note 3(I).

The useful economic life of the Group's assets is determined by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful life of its assets in terms of the assets' expected utility to the Group. This judgment is based on the experience of the Group with similar assets. The useful economic life of licenses is based on the duration of the license agreement period. The useful economic life of capitalized customer acquisition costs is based on the expected service period from these contracts. See also Notes 3(D) and 3(F).

Impairment testing of goodwill
The Group reviews a cash generating unit containing goodwill for the purpose of testing it for impairment at least once a year. Determining the recoverable amount requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit and also to choose a suitable discount rate for those cash flows which represents market estimates as for the time value of the money and the specific risks that are related to the cash-generating unit. Determining the estimates of the future cash flows is based on management past experience and management best estimates as for the economic conditions that will exist over the rest of the remaining useful life of the cash generating unit. Further details are given in Note 3(I).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation of the Financial Statements (cont'd)

E.         Use of estimates and judgments (cont'd)

Legal claims
In estimating the likelihood of outcome of legal claims filed against the Company and its investees, the Group takes into consideration the opinion of its legal counsels and their best professional judgment, the stage of proceedings and historical legal precedents in respect of the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates. See also Note 32.

Uncertain tax positions
When assessing amounts of current and deferred taxes, the Group takes into consideration the effect of the uncertainty that its tax positions will be accepted and the risk of it incurring any additional tax and interest expenses.

The Group is of the opinion that the cumulative tax liability is fair for all the years in respect of which final tax assessments have not yet been received, based on an analysis of a number of matters including interpretations of tax laws and the Group’s past experience. This assessment is based on estimates and assumptions that may also include assessments and exercising judgment regarding future events. It is possible that new information will become known in future periods that will require the Group to change its estimate regarding the tax liability that was recognized, and any such changes will be expensed immediately in that period. See also Note 30.

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
For information on losses for which a deferred tax asset was recognized, see Note 30 regarding taxes on income.

Determining the lease term and the discount rate of a lease liability
In order to determine the lease term, the Group takes into consideration the period over which the lease is non-cancellable, including renewal options that it is reasonably certain it will exercise and/or termination options that it is reasonably certain it will not exercise. In addition, The Group discounts the lease payments using its incremental borrowing rate. The Possible effects of this estimate is an increase or decrease in the right-of-use asset and lease liability and in depreciation and financing expenses in subsequent periods. See also Note 14.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation of the Financial Statements (cont'd)

F.	Changes in the accounting policies

1.	Initial application of new standards, amendments to standards and interpretations

A.	IFRS 16, Leases

As from January 1, 2019 (hereinafter: “the date of initial application”) the Group applies International Financial Reporting Standard 16, Leases (hereinafter: “IFRS 16” or “the standard”), which replaced International Accounting Standard 17, Leases (hereinafter: "IAS 17" or "the previous standard").

The main effect of the standard’s application is reflected in annulment of the existing requirement from lessees to classify leases as operating (off-balance sheet) or finance leases and the presentation of a unified model for lessees to account for all leases similarly to the accounting treatment of finance leases in the previous standard. Until the date of application, the Group classified most of the leases in which it is the lessee as operating leases, since it did not substantially bear all the risks and rewards from the assets.

In accordance with IFRS 16, for agreements in which the Group is the lessee, the Group recognizes a right-of-use asset and a lease liability at the inception of the lease contract for all the leases in which the Group has a right to control identified assets for a specified period of time, other than exceptions specified in the standard. Accordingly, the Group recognizes depreciation and amortization expenses in respect of a right-of-use asset, tests a right-of-use asset for impairment in accordance with IAS 36 and recognizes financing expenses on a lease liability. Therefore, as from the date of initial application, lease payments relating to assets leased under an operating lease, which were presented as part of expenses in the statement of income, are capitalized to assets and written down as depreciation and amortization expenses.

The Group elected to apply the standard using the cumulative effect approach, in which the Group recognized a lease liability at the initial implementation date according to the present value of the remaining future lease payments capitalized at the incremental borrowing rate of the lessee at that date, and concurrently recognized a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments that recognized as an asset or liability before the date of initial implementation. Therefore, application of the standard did not have an effect on the balance of retained earnings at the date of initial application.

Furthermore, as part of the initial application of the standard, the Group has chosen to apply the following expedients:

(1)	retain the definition and/or assessment of whether an arrangement is a lease in accordance with current guidance with respect to agreements that exist at the date of initial implementation;
(2)          apply a single discount rate to a portfolio of leases with reasonably similar characteristics;
(3)	exclude initial direct costs from measurement of the right-of-use asset at the date of initial application;
(4)	use hindsight when determining the lease term if the contract includes an extension or termination option;
(5)	assess whether a contract is onerous in accordance with IAS 37 immediately before the date of initial implementation instead of assessing impairment of right-of-use assets.

In measurement of the lease liabilities, the Group discounted lease payments using the incremental borrowing rate at January 1, 2019. The weighted average discount rate used to measure the lease liability was 3.0%.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation of the Financial Statements (cont'd)

F.	Changes in the accounting policies (cont'd)

1.	Initial application of new standards, amendments to standards and interpretations (cont'd)

A.	IFRS 16, Leases (cont'd)

The difference between the Group's contractual commitments in respect of the minimum contractual lease fees in the amount of NIS 741 million as reported in Note 35 "Operating Leases" of the year ended at December 31, 2018 to the lease liabilities recognized as of the initial implementation date of the Standard in the amount of NIS 830 million is mainly due to extension options of the lease period which are not included in applying IFRS 16 which was partially offset by a decrease resulted from the discounted lease payments according to IFRS 16.

Impact of the application of IFRS 16 in the reporting period

As a result of applying IFRS 16, in relation to the leases that were classified as operating leases according to IAS 17, the Group recognized right-of-use assets, net and Investment property as at December 31, 2019 in the amount of NIS 745 million and lease liabilities as at December 31, 2019 in the amount of NIS 759 million.
Furthermore, instead of recognizing lease expenses in the amount of NIS 275 million  in relation to those leases, during the period ended December 31, 2019 the Group recognized additional depreciation expenses and change in fair value of investment property in the amount of NIS 258 million, and additional financing expenses in the amount of NIS 24 million. For the impact of applying IFRS 16 on the Adjusted EBITDA, see note 6, regarding Operating Segments.

  The main changes in accounting policies following the application of IFRS 16:

(1)          Determining whether an arrangement contains a lease
On the inception date of the lease, the Group determines whether the arrangement is a lease or contains a lease, while examining if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In its assessment of whether an arrangement conveys the right to control the use of an identified asset, the Group assesses whether it has the following two rights throughout the lease term:

(a)          The right to obtain substantially all the economic benefits from use of the identified asset; and
(b)          The right to direct the identified asset’s use.

For cell and switches sites lease contracts that contain non-lease components, such as services or maintenance, that are related to a lease component, the Group elected to account for the contract as a single lease component without separating the components.
For office buildings, warehouses, service centers, retail stores and motor vehicles lease contracts that contain non-lease components, such as services or maintenance, that are related to a lease component, the Group elected to separate the components and account the lease component separately.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation of the Financial Statements (cont'd)

F.	Changes in the accounting policies (cont'd)

1.	Initial application of new standards, amendments to standards and interpretations (cont'd)

A.	IFRS 16, Leases (cont'd)

(2)          Leased assets and lease liabilities
Upon initial recognition, the Group recognizes a liability at the present value of the balance of future lease payments, and concurrently recognizes a right-of-use asset at the same amount of the lease liability, adjusted for any prepaid or accrued lease payments.
Since the interest rate implicit in the Group's leases is not readily determinable, the incremental borrowing rate of the lessee is used.
Subsequent to initial recognition, the right-of-use asset is accounted for using the cost model, and depreciated over the shorter of the lease term or useful life of the asset.

(3)          The lease term
The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the lessee will or will not exercise the option, respectively.

(4)          Depreciation of right-of-use asset
After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, as follows:

●	Cell and switches sites	4 years
●	Office buildings, warehouses, service centers and retail stores	3 years
●	Motor vehicles	2 years

(5)          Reassessment of lease liability
Upon the occurrence of a significant event or a significant change in circumstances that is under the control of the Group and had an effect on the decision whether it is reasonably certain that the Group will exercise an option, which was not included before in the lease term, or will not exercise an option, which was previously included in the lease term, the Group re-measures the lease liability according to the revised leased payments using a new discount rate. The change in the carrying amount of the liability is recognized against the right-of-use asset, or recognized in profit or loss if the carrying amount of the right-of-use asset was reduced to zero.

(6)          Lease modifications
When a lease modification increases the scope of the lease by adding a right to use one or more underlying assets, and the consideration for the lease increased by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the contract’s circumstances, the Group accounts for the modification as a separate lease.

In all other cases, on the initial date of the lease modification, the Group allocates the consideration in the modified contract to the contract components, determines the revised lease term and measures the lease liability by discounting the revised lease payments using a revised discount rate.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation of the Financial Statements (cont'd)

F.	Changes in the accounting policies (cont'd)

1.	Initial application of new standards, amendments to standards and interpretations (cont'd)

A.	IFRS 16, Leases (cont'd)

(6)         Lease modifications (cont'd)

For lease modifications that decrease the scope of the lease, the Group recognizes a decrease in the carrying amount of the right-of-use asset in order to reflect the partial or full cancellation of the lease, and recognizes in profit or loss a profit (or loss) that equals the difference between the decrease in the right-of-use asset and re-measurement of the lease liability.

For other lease modifications, the Group re-measures the lease liability against the right-of-use asset.

(7)          Subleases
In leases in which the Group subleases the underlying asset, the Group examines whether the sublease is a finance lease or operating lease with respect to the right-of-use received from the head lease. The Group examined the subleases existing on the date of initial application based on the remaining contractual terms at that date.

The table below presents the effects of the items affected by the initial application on the statement of financial position as at January 1, 2019:

	According to IAS 17	The change	According to IAS 16
	NIS millions

Trade and other receivables (including long-term amounts)	2,088	2	2,090
Right-of-use assets and Investment property	-	826	826
Lease liabilities	-	830	830
Trade payables and accrued expenses	696	(2)	694

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation of the Financial Statements (cont'd)

F.	Changes in the accounting policies (cont'd)

1.	Initial application of new standards, amendments to standards and interpretations (cont'd)

B.	IFRS 9 (2014), Financial Instruments

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

The table hereunder summarizes the effects of the transition to IFRS 9 on the opening balances of assets and liabilities and retained earnings, including the tax effect:

	According to the previous policy	Effect of the standard	According to IFRS 9
	NIS millions
Trade and other receivables (including long-term amounts) (1)	2,175	(12)	2,163
Debentures, including current maturities (2)	(2,900)	(34)	(2,934)
Deferred tax liabilities	(131)	10	(121)
Retained earnings	(1,436)	36	(1,400)

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation of the Financial Statements (cont'd)

F.	Changes in the accounting policies (cont'd)

1.	Initial application of new standards, amendments to standards and interpretations (cont'd)

C.	Amendment to IAS 28, Investments in Associates and Joint Venture: Long-Term Interests in Associates or Joint Ventures

The Amendment clarifies that for long-term interests that form part of the entity’s net investment in the associate or joint venture, the entity shall first apply the requirements of IFRS 9 and then apply the instructions of IAS 28 with respect to the remainder of those interests, so that the long-term interests are in the scope of both IFRS 9 and IAS 28.

The application of the amendment did not have a material effect on the Group's financial statements.

D.	IFRIC 23, Uncertainty Over Income Tax Treatments

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

The application of IFRIC 23 did not have a material effect on the financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation of the Financial Statements (cont'd)

F.	Changes in the accounting policies (cont'd)

2.	Voluntary change in accounting policy

During the period, management has updated the accounting policy about the effect of long-term credit arrangements, on the financial performance of the Group as follows:

New accounting policy
Revenues from long-term credit arrangements (more than 12 monthly payments) are recognized on the basis of the present value of future cash flows, discounted according to market interest rates at the time of the transaction. The difference between the original credit and its present value is recorded as other income over the credit period.

Previous accounting policy
Revenues from long-term credit arrangements (more than 12 monthly payments) are recognized on the basis of the present value of future cash flows, discounted according to market interest rates at the time of the transaction. The difference between the original credit and its present value is recorded as interest income over the credit period.

The voluntary change in accounting policy is intended to provide shareholders with a better expression of its business activities, to enhance the comparability of its financial statements to its peers and to prepare the consolidated financial statements in a more reliable and more relevant way.

The application of the change in the accounting policy was apply retrospectively. Retrospective application is applied a new accounting policy to transactions as if that policy had always been applied.

The effect of this change on the condensed consolidated interim financial statements in previous periods is as follows:

	Year ended December 31, 2017	Year ended December 31, 2018
	NIS millions	NIS millions

Increase in other income	31	27
Decrease in financing income	(31)	(27)

G.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*

As of December 31, 2019	3.456	224.67
As of December 31, 2018	3.748	224.00
As of December 31, 2017	3.467	221.35

Change during the year:

Year ended December 31, 2019	(7.79)%	0.30%
Year ended December 31, 2018	8.10%	1.20%
Year ended December 31, 2017	(9.83)%	0.30%

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

Measurement of non-controlling interests on the date of the business combination

Non-controlling interests that are instruments that give rise to a present ownership interest and entitle the holder to a share of net assets in the event of liquidation (for example: ordinary shares), are measured at the date of the business combination at either fair value, or at their proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis. This accounting policy choice does not apply to other instruments that meet the definition of non-controlling interests (for example: options to ordinary shares). Such instruments will be measured at fair value or in accordance with other relevant IFRSs.

Allocation of profit or loss and other comprehensive income to the shareholders

Profit or loss are allocated to the owners of the Company and the non-controlling interests. Total profit or loss is allocated to the owners of the Company and the non-controlling interests even if the result is a negative balance of non-controlling interests.

Transactions with non-controlling interests, while retaining control

Transactions with non-controlling interests while retaining control are accounted for as equity transactions.

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

Upon the loss of control, the Group derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. The difference between the sum of the proceeds and fair value of the retained interest, and the derecognized balances is recognized in profit or loss under other income or other expenses.

4.	Investment in associates and joint ventures (equity accounted investees)

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

Long-term interests that are in substance form part of the net investment, such as long-term loans that their repayment is not expected and is unlikely to occur in the foreseeable future, are first accounted for in accordance with the instructions of IFRS 9 and then apply the instructions of IAS 28 with respect to the remainder of those interests, so that the long-term interests are in the scope of both IFRS 9 and IAS 28.

5.	Transactions eliminated on consolidation

Intra-group balances and transactions in the Group, and any unrealized income and expenses arising from intra-group transactions, were eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates and joint ventures are eliminated against the investment to the extent of the Group’s interest in these investments.

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

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated at fair value through profit or loss:

•	It is held within a business model whose objective is to hold assets so as to collect contractual cash flows; and
•	The contractual terms of the financial asset give rise to cash flows representing solely payments of principal and interest on the principal amount outstanding on specified dates.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

C.	Financial instruments (cont'd)

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

•
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

•	How the performance of the business model and the financial assets within the model is evaluated and reported to the entity’s key management people;
•	The risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

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

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

•	Contingent events that would change the timing or amount of the cash flows;
•	Terms that may change the stated interest rate, including variable interest;
•	Extension or prepayment features; and
•	Terms that limit the Group's claim to cash flows from specified assets.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

C.	Financial instruments (cont'd)

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

 (3)      Non-derivative financial liabilities

Non-derivative financial liabilities include: loans and borrowings from banks and others, marketable debt instruments, finance lease liabilities, and trade and other payables.

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

Gains or losses on disposal of an item of property, plant and equipment are determined by comparing the net disposal net proceeds with the carrying amount of property, plant and equipment and are recognized net within "other income" or "other expenses", as relevant in statement of income.

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

D.       Property, plant and equipment (cont'd)

The annual depreciation rates for the current and comparative periods are as follows:

%
Communications network	5-15
Control and testing equipment	15-25
Equipment and infrastructure for television services	15-33
Vehicles, Computers, Furniture and Landline communications equipment	6-33

Leasehold improvements are depreciated over the shorter of their estimated useful lives or the expected lease terms.

Depreciation methods, useful lives and residual values are reviewed at least at the end of each reporting year and adjusted if appropriate.

E.       Rights of use of communications lines and right of use of fiber-optic infrastructure

Accounting policy applicable before January 1, 2019

The Group implements IFRIC 4, "Determining Whether an Arrangement Contains a Lease", which defines criteria for determining at the beginning of the arrangement, whether the right to use asset constitutes a lease arrangement.

According to IFRIC 4, as mentioned above, acquisition transactions of irrevocable rights of use of underwater cables capacity and right of use of fiber-optic infrastructure are treated as service receipt transactions. The amount which was paid for the rights of use of communications lines and right of use of fiber-optic infrastructure are recognized as a prepaid expense and is amortized on a straight-line basis over the period stated in the agreements, including the option period, which constitutes the estimated useful life of those capacities.

Accounting policy applicable as from January 1, 2019

The Group implements IFRS 16, "Determining Whether an Arrangement Contains a Lease", which defines criteria for determining at the beginning of the arrangement, whether the right to use asset constitutes a lease arrangement. As a result, the accounting treatments of transactions of irrevocable rights of use of underwater cables capacity and right of use of fiber-optic infrastructure have not changed.

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

G.	Investment property

Investment property is property (land or building – or part of a building – or both) held (by the owner or as a right of use assets) either to earn rental income or for capital appreciation or for both, but not for:

1.	Use in the production or supply of goods or services or for administrative purposes; or
2.	Sale in the ordinary course of business.

Furthermore, some of the rental properties that are leased by the Group are classified and treated as investment property.

Investment property is initially measured at cost including capitalized borrowing costs. Cost includes expenditure that is directly attributable to the acquisition of the investment property. In subsequent periods the investment property is measured at fair value with any changes therein recognized in profit or loss.

Any gain or loss on disposal of an investment property is recognized in profit or loss under other income or other expenses, as relevant.

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

I.	Impairment

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

Evidence that a financial asset is credit-impaired includes the following events:

•	Significant financial difficulty of the issuer or borrower;
•	A breach of contract such as a default or payments being past due;
•	The restructuring of a loan or payment due to the Group on terms that the Group would not consider otherwise;
•	It is probable that the borrower will enter bankruptcy or other financial reorganization; or
•	The disappearance of an active market for a security because of financial difficulties.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

I.       Impairment (cont'd)

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

Evidence of impairment of debt instruments
The Group considers evidence of impairment for loans, trade receivables and other receivables at both a specific asset and collective level. All individually significant trade receivables, loans and receivables are assessed for specific impairment. All individually significant trade receivables, loans and receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Trade receivables, loans and receivables that are not individually significant are collectively assessed for impairment by grouping together loans and receivables with similar risk characteristics.

In assessing collective impairment the Group uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

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

I.         Impairment (cont'd)

(3)       Property, plant and equipment and intangible assets and others

Timing of impairment testing

The carrying amounts of the Group’s  non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, then the asset’s recoverable amount is estimated.

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

The Company’s corporate assets
The Company’s corporate assets do not generate separate cash inflows and are utilized by more than one cash-generating unit. Corporate assets that cannot be allocated reasonably and consistently to cash-generating units are allocated to a group of cash-generating units if there are indications that a corporate asset may be impaired or indications of impairment in a group of cash-generating units, in which case the recoverable amount is determined for the group of cash-generating units that uses the corporate asset.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

I.         Impairment (cont'd)

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

(4)       Investments in associates and joint ventures

An investment in an associate and joint venture is tested for impairment when objective evidence indicates there has been impairment. Goodwill that forms part of the carrying amount of an investment in an associate or joint venture is not recognized separately, and therefore is not tested for impairment separately.

If objective evidence indicates that the value of the investment may have been impaired, the Group estimates the recoverable amount of the investment, which is the greater of its value in use and its net selling price. In assessing value in use of an investment in an associate or joint venture, the Group either estimates its share of the present value of estimated future cash flows that are expected to be generated by the associate or joint venture, including cash flows from operations of the associate or joint venture and the consideration from the final disposal of the investment, or estimates the present value of the estimated future cash flows that are expected to be derived from dividends that will be received and from the final disposal.

An impairment loss is recognized when the carrying amount of the investment, after applying the equity method, exceeds its recoverable amount. An impairment loss is not allocated to any asset, including goodwill that forms part of the carrying amount of the investment in the associate or in the joint venture.

An impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of the investment after the impairment loss was recognized, and only to the extent that the investment’s carrying amount, after the reversal of the impairment loss, does not exceed the carrying amount of the investment that would have been determined by the equity method if no impairment loss had been recognized.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

J.	Employee benefits

(1)	Post-employment benefits

Part of the Group's liability for post-employment benefits is covered by a defined contribution plan financed by deposits with insurance companies or with funds managed by a trustee. A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. The Group's obligation of contribution to defined contribution pension plan is recognized as an expense in profit and loss in the periods during which services are rendered by employees. In addition, the Group has a net obligation in respect of defined benefit plan. A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. This benefit is presented at present value deducting the fair value of any plan assets and is determined using actuarial assessment techniques which involves, among others, determining estimates regarding the capitalization rates, anticipated return on the assets, the rate of the increase in salary and the rates of employee turnover. There is significant uncertainty in respect to these estimates because of the long-term programs. For further information, see Note 20.

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

(4)	Share-based payment and restricted stock unit transactions

The grant date fair value of share-based payment and restricted stock units ("RSU") awards granted to employees are recognized as a salary expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. The amount recognized as an expense in respect of share-based payment and RSU awards that are conditional upon meeting service and non-market performance conditions, are adjusted to reflect the number of awards that are expected to vest. For share-based payment and RSU awards with non-vesting conditions or with market performance vesting conditions, the grant date fair value of the share-based payment and RSU awards are measured to reflect such conditions, and therefore the Group recognizes an expense in respect of the awards whether or not the conditions have been met.

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

L.	Revenue

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

L.	Revenue (cont'd)

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

In contracts with customers for the provision of various communication services in one package, the Group has identified more than one performance obligations in each contract with a customer, according to the services promised to the customer.

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

L.        Revenue (cont'd)

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

When the contract contains a significant financing component, the Group recognizes the amount of the consideration using the discount rate that would be reflected in a separate financing transaction between it and the customer on the contract’s inception date. The financing component is recognized as other income over the period, which are calculated according to the effective interest method.

During 2019, management has updated the accounting policy about the effect of long-term credit arrangements, on the financial performance of the Group according to revenues from long-term credit arrangements (more than 12 monthly payments) are recognized on the basis of the present value of future cash flows, discounted according to market interest rates at the time of the transaction. The difference between the original credit and its present value is recorded as other income (instead of interest income) over the credit period. see also Note 2(F).

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

Contract costs
Incremental costs of obtaining a contract with a customer are recognized as an asset when the Group is expected to recover these costs. Costs to obtain a contract that would have been incurred regardless of the contract are recognized as an expense as incurred.

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

L.        Revenue (cont'd)

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

M.       Cost of revenues

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

N.       Advertising expenses

Advertising costs are expensed as incurred.

O.       Lease payments

The accounting policy that was applied in periods prior to January 1, 2019
Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease.

The accounting policy applied as from January 1, 2019, following the adoption of IFRS 16
See note 2(F) regarding changes in accounting policy.

P.        Financing income and expenses

Financing income is comprised of interest income on funds invested, dividend income, changes in the fair value of financial instruments measured at fair value through profit or loss and income from exchange rate differences.

Changes in the fair value of financial assets at fair value through profit or loss also include income from dividends and interest.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

P.        Financing income and expenses (cont'd)

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

Interest income and expenses are recognized in the profit and loss using the effective interest method.

Q.        Taxes on income

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

Q.        Taxes on income (cont'd)

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

R.        Earnings per share

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

S.        New standards not yet adopted

Amendment to IFRS 3, Business Combinations

The Amendment clarifies whether a transaction to acquire an operation is the acquisition of a "business" or an asset. For the purpose of this examination, the Amendment added an optional concentration test so that if substantially all of the fair value of the acquired assets is concentrated in a single identifiable asset or a group of similar identifiable assets, the acquisition will be of an asset. In addition, the minimum requirements for definition as a business have been clarified, such as for example the requirement that the acquired processes be substantive so that in order for it to be a business, the operation shall include at least one input element and one substantive process, which together significantly contribute to the ability to create outputs. Furthermore, the Amendment narrows the reference to the outputs element required in order to meet the definition of a business and added examples illustrating the aforesaid examination.

The Amendment is effective for transactions to acquire an asset or business for which the acquisition date is in annual periods beginning on or after January 1, 2020, with earlier application being permitted.

In the opinion of the Group, application of the Amendment may have a material effect on the accounting treatment of future acquisitions of operations.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 4 - Fair Value

A.
Determination of Fair Value

A number of the Group's accounting policies and disclosures require the determination of fair value, of certain assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

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

3.
Investment property

The fair value of investment property is estimated using the comparison technique, with the valuation model being based on the price per square meter of comparable properties, as arising from observable transactions in an active market.

4.
Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

5.
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

B.
Fair Value Hierarchy

When determining the fair value of an asset or liability, the Group uses observable market data as much as possible. There are three levels of fair value measurements in the fair value hierarchy that are based on the data used in the measurement, as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical instruments.
•	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
•	Level 3: inputs that are not based on observable market data (unobservable inputs).

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

The Group’s Audit Committee oversees how management monitors compliance with the Group’s financial risk management policies and procedures, and reviews the adequacy of the financial risk management framework in relation to the risks faced by the Group. The Group Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee. See also Note 23, regarding Financial Instruments.

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

Credit risk (cont'd)

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

Assessment of expected credit losses for corporate customers
The Group allocates each exposure to a credit risk grade based on data that is determined to be predictive of the risk of loss and applying experienced credit judgement. Credit risk grades are defined using quantitative and qualitative factors that are indicative of the risk of default.

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

The Group has contractual commitments to purchase inventories and fixed assets, to incur capital expenditure with regard to its investment in a jointly controlled entity and an obligation to pay lease payments. For further information about material commitments see Note 31, regarding Commitments.

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

Capital management
The Group's capital management aim is to ensure a sound and efficient capital structure which takes into consideration, among others, the following factors:
A gearing ratio that supports the Group's cash flow needs with respect to its potential cash flow generation and also supporting its dividend policy, considering the limitation imposed on dividend distribution as established in the indenture of the Group's Series F, H through L debentures and in the Company's long term loans and deferred loan agreements, while maintaining a Net Debt to Adjusted EBITDA ratio (see definition in Note 19, regarding Debentures and long-term loans from financial institutions) as established in such documents, and that meets the industry standards. The Group considers Net Debt to Adjusted EBITDA ratio to be an important measure for investors, debentures holders, analysts, and rating agencies. This ratio is a non-GAAP figure not governed by International Financial Reporting Standards and its definition and calculation may vary from one company to another. The Group's debt mainly consists of short and long-term debentures traded publicly in the Tel Aviv Stock Exchange and loans from financial institutions.

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

●	Cellular segment - the segment includes the cellular communications services, cellular equipment and supplemental services.

●	Fixed-line segment - the segment includes landline telephony services, internet services, television services, transmission services, landline equipment and supplemental services.

	Year ended December 31, 2019*
	NIS millions
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the year

External revenues	2,326	1,382	-	3,708
Inter-segment revenues	14	147	(161)	-

Adjusted segment EBITDA According to IAS 17***	380	285			665
Impact of IFRS 16	247	28			275
Adjusted segment EBITDA According to IFRS 16***	627	313			940
Depreciation and amortization					(898)
Tax benefit					23
Financing income					49
Financing expenses					(193)
Other expenses					(10)
Share based payments					(8)
Share in losses of equity accounted investees					(10)

Loss for the year					(107)

	Year ended December 31, 2018
	NIS millions
	Cellular		Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the year

External revenues	2,371		1,317	-	3,688
Inter-segment revenues	14		147	(161)	-

Adjusted segment EBITDA***	418	**	269			687

Depreciation and amortization						(584)
Tax benefit						6
Financing income						19 **
Financing expenses						(190)
Share based payments						(2)

Loss for the year						(64)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 6 - Operating Segments (cont'd)

	Year ended December 31, 2017
	NIS millions
	Cellular		Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to profit for the year

External revenues	2,685		1,186	-	3,871
Inter-segment revenues	14		162	(176)	-

Adjusted segment EBITDA***	626	**	258			884

Depreciation and amortization						(555)
Taxes on income						(40)
Financing income						21 **
Financing expenses						(196)
Other income						1
Share based payments						(2)

Profit for the year						113

* See Note 2(F) regarding initial application of IFRS 16, Leases.
** Reclassified – see Note 2(F) regarding voluntary change in accounting policy
*** Adjusted segment EBITDA as reviewed by the Group's CODM, represents earnings before interest (financing expenses, net), taxes, other income (expenses) (except for expenses in respect of voluntary retirement plans for employees, and gain (loss) due to sale of subsidiaries), depreciation and amortization, profits (losses) of equity account investees and share based payments, as a measure of operating profit. Adjusted Segment EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

Note 7 – Subsidiaries

A.	Presented hereunder is a list of the Group’s significant subsidiaries:

		The Group’s ownership interest in
		the subsidiary for the year ended December 31
	Principal location of the subsidiary's activity	2018	2019
Name of subsidiary
Cellcom Fixed Line Communication L.P.	Israel	100%	100%
Dynamica Cellular Ltd.	Israel	100%	100%

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

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 8 - Equity Accounted Investees and Joint Operations

In July 2019, the Company and the Israel Infrastructure Fund, or IIF, completed the co-investment in Israel Broadband Company (2013) Ltd., or IBC. After completion of the transaction, the Company and IIF hold by jointly and equally owned limited partnership 70% of IBC's share capital. Therefore, the Company indirectly holds 35% of the voting rights of IBC and accounts for the investment by the equity method.

The Company paid the sum of appx. NIS 56 million for its indirect stake in IBC, the majority of which was indirectly provided as shareholder loan to IBC (NIS 16 million of the amount paid for the share capital).

In addition, the Company sold its independent fiber-optic infrastructure in residential areas to IBC in an amount of appx. NIS 181 million (the capital gain recorded in other income was NIS 8 million). The amount was financed entirely through shareholder loans indirectly provided to IBC by the Company and IIF, each in the amount of appx. NIS 90 million.

For additional details, see Note 31(H), regarding communications.

Composition of the investments

December 31,
2019
NIS millions

Investments in equity accounted investees:
Purchase of share capital	16
Shareholder loans	141
Share in losses of equity accounted investees	(10)
Accumulated Interest	6
Other	(3)
150

Note 9 - Cash and Cash Equivalents
Composition

	December 31,
	2018	2019
	NIS millions	NIS millions
Bank balances	50	56
Call deposits	1,152	950
	1,202	1,006

The Group's exposure to interest rate risk and sensitivity analysis for financial assets and liabilities are disclosed in Note 23.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 - Trade and Other Receivables

Composition

	December 31,
	2018	2019
	NIS millions	NIS millions
Current
Trade Receivables*
Open accounts	423	402
Checks and credit cards receivables	141	191
Accrued income	122	136
Current maturity of long-term receivables	466	413
	1,152	1,142
Other Receivables
Prepaid expenses	66	60
Others	18	9
	84	69
	1,236	1,211
Non-current
Trade receivables*	370	309
Rights of use of communications lines	342	323
Deposits and other receivables	22	20
Loan to a customer	114	120
Other	4	10
	852	782
	2,088	1,993

   * Net of allowance for doubtful debts.

The Group is exposed to credit risks and impairment losses related to trade and other receivables as disclosed in Note 23.

The Company's customer balance does not include NIS 30 million for discount transactions made with a financial institution.

Non-current trade receivables balances are in respect of equipment sold in installments (mainly 36 monthly payments) which current amount as of December 31, 2019, is calculated at a 3.3% annual discount rate (December 31, 2018 - 3.3%).

Note 11 - Inventory

A.	Composition

	December 31,
	2018	2019
	NIS millions	NIS millions
Handsets	69	38
Accessories	14	8
Spare parts	11	20
	94	66

B.
In 2019, the Group tested slow moving inventory for impairment and wrote down inventory to its net realizable value by the amount of NIS 3 million (2018 - NIS 4 million). The write-down is included in Cost of revenues.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Property, Plant and Equipment, net

	Communications	Control and testing	Landline communications	Vehicles, Computers, furniture and other	Leasehold
	network	equipment	equipment*	equipment*	improvements	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cost

Balance at January 1, 2018	4,989	58	224	278	113	5,662

Additions	265	5	144	14	2	430
Disposals	(180)	-	-	(91)	(15)	(286)
Balance at December 31, 2018	5,074	63	368	201	100	5,806

Additions	205	1	110	14	1	331
Disposals**	(300)	-	(69)	(21)	(19)	(409)
Balance at December 31, 2019	4,979	64	409	194	82	5,728

Accumulated Depreciation

Balance at January 1, 2018	3,692	49	74	172	77	4,064
Depreciation for the year	258	5	64	38	9	374
Disposals	(179)	-	-	(91)	(14)	(284)
Balance at December 31, 2018	3,771	54	138	119	72	4,154

Depreciation for the year	252	3	94	26	8	383
Disposals**	(147)	-	(55)	(20)	(19)	(241)
Balance at December 31, 2019	3,876	57	177	125	61	4,296

Carrying amounts

At January 1, 2018	1,297	9	150	106	36	1,598
At December 31, 2018	1,303	9	230	82	28	1,652
At December 31, 2019	1,103	7	232	69	21	1,432

*	Reclassified

**	The disposals includes the disposal of independent fiber-optic infrastructure in residential areas as a result of the sale to IBC, for additional details see Note 8.

In the ordinary course of business, the Group acquires property, plant and equipment on credit. The cost of acquisitions, which has not yet been paid at the reporting date, amounted to NIS 153 million (December 31, 2018 and 2017, NIS 221 million and NIS 143 million, respectively).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Intangible Assets and Others, net

	Licenses and Frequencies	Information systems	Software	Customer acquisition costs	Goodwill	Customer relationships and other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cost
Balance at January 1, 2018	552	325	45	120	809	314	2,165

Additions	-	71	8	138	-	1	218
Disposals	-	(100)	(12)	-	-	-	(112)
Balance at December 31, 2018	552	296	41	258	809	315	2,271

Additions	-	84	9	138	-	-	231
Disposals	-	(65)	(13)	-	-	(6)	(84)
Balance at December 31, 2019	552	315	37	396	809	309	2,418

Accumulated Amortization

Balance at January 1, 2018	401	141	27	27	-	309	905

Amortization for the year	15	74	8	80	-	3	180
Disposals	-	(100)	(12)	-	-	-	(112)
Balance at December 31, 2018	416	115	23	107	-	312	973

Amortization for the year	15	78	7	126	-	3	229
Disposals	-	(60)	(12)	-	-	(6)	(78)
Balance at December 31, 2019	431	133	18	233	-	309	1,124

Carrying amounts

At January 1, 2018	151	184	18	93	809	5	1,260
At December 31, 2018	136	181	18	151	809	3	1,298
At December 31, 2019	121	182	19	163	809	-	1,294

In the ordinary course of business, the Group acquires Intangible assets on credit. The cost of acquisitions, which has not yet been paid at the reporting date, amounted to NIS 34 million (December 31, 2018 and 2017, NIS 37 million and NIS 28 million, respectively).

Impairment testing for cash-generating units containing goodwill

The recoverable amount of each of the Company's cash-generating units was evaluated by the company with the assistance of an external appraiser using the Value In Use model which was calculated using discounted cash flows method based on a projected five-year cash flows. The five-year projected cash flows were estimated in light of the long-term growth rate. The Company used a relevant discount rate, which reflected the specific risks associated with the future cash flows of its cash-generating units. The carrying amount of the goodwill allocated to the cellular-segment and fixed-line segment as of December 31, 2019 amount NIS 77 million and NIS 732 million, respectively.

Actual results may differ from those assumed in the Company's valuation method. It is reasonably possible that the Company's assumptions described above could change in future periods. If any of these were to vary materially from the Company's plans, it may record impairment of goodwill in the future.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Intangible Assets and Others, net (cont'd)

Impairment testing for cash-generating units containing goodwill (cont'd)

These assumptions are as follows:

	Cash generating unit	Cash generating unit
	Cellular segment	Fixed-line segment
Pre-tax discount rate	9.3%	9.3%
Terminal value growth rate	1.5%	1.5%
Market share	25.0%	N/	R
ARPU	NIS 54.5	N/	R

•	The discount rate and the terminal value growth rate are denominated in real terms.
•	The cash generating units have cash flows for 5 years, as included in their discounted cash flow model.
•	The long-term growth rate has been determined as 1.5% which represents, among others, the natural population growth rate.
•
The pre-tax discount rate is estimated and calculated using several assumptions, among others, cash generating units's Cost of Equity, risk premium for normative debt leveraging of the Group and estimates of the normative leverage ratio for the industry.

•	ARPU (Average revenue per user) in terminal year (except revenue from hosting services and national roaming services).

 Sensitivity to changes in assumptions

The estimated recoverable amount of the cash generating units exceeds their carrying amount by approximately NIS 191 million and NIS 829 million in Cellular segment and Fixed-line segment respectively. Management has identified key assumptions for which there reasonably could be a possible change that could cause the carrying amount to exceed the recoverable amount. The table below shows the amount that these assumptions are required to change individually in order for the estimated recoverable amount to be equal to the carrying amount:

	Cash generating unit	Cash generating unit
	Cellular segment	Fixed-line segment
Pre-tax discount rate	9.8%	12.6%
Terminal value growth rate	0.9%	N/R
Market share	24.6%	N/R
ARPU	NIS 53.9	N/R

Based on the above valuation performed, the Company concluded that the recoverable amount of its cash generating units as of December 31, 2019, is higher than their carrying amount and thus, no impairment was recognized.

The Company will continue to monitor the recoverable amount of its cash generating units to determine whether events and changes in circumstances such as deterioration in the business climate or operating results, continuous decline in the share price, changes in management’s business strategy or downward adjustments to the Company’ cash flows projections, warrant further impairment testing in future periods.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 14 – Leases

As mentioned at note 2(F), from January 1, 2019, the Group implements IFRS 16, Leases. The Group's mainly leases are assets used for cell and switches sites, buildings and motor vehicles.

A.          Right-of-use Assets and Investment Property

	Cell and switches sites	Buildings	Motor vehicles	Total	Investment
	Right-of-use Assets				Property	Total
	NIS Millions
Cost
Balance as at January 1, 2019	626	153	23	802	24	826
Additions, changes in agreements and evaluation	135	24	30	189	-	189
Disposals	(24)	(1)	(5)	(30)	-	(30)
Balance as at December 31, 2019	737	176	48	961	24	985

Amortizations and losses from impairment
Balance as at January 1, 2019	-	-	-	-	-	-
Amortization	177	53	22	252	-	252
Changes in fair value of investment property	-	-	-	-	6	6
Disposals	(5)	(1)	(5)	(11)	-	(11)
Changes in agreements and other	(3)	(1)	(3)	(7)	-	(7)
Balance as at December 31, 2019	169	51	14	234	6	240

Balance as at January 1, 2019	626	153	23	802	24	826

Balance as at December 31, 2019	568	125	34	727	18	745

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 14 – Leases (cont'd)

B.          Leases liabilities

	Cell and switches sites	Buildings	Motor vehicles	Total
	NIS Millions
Balance as at January 1, 2019	622	183	25	830
Additions, changes in agreements and evaluation	141	30	33	204
Disposals	(18)	-	(1)	(19)
Finance expenses for lease liabilities	19	4	1	24
Payments for leases	(193)	(65)	(22)	(280)
Balance as at December 31, 2019	571	152	36	759

Book Value
Current maturities of lease liabilities	148	61	17	226
Long-term lease liabilities	423	91	19	533
Balance as at December 31, 2019	571	152	36	759

C.          Options to extend the lease

Some leases of buildings contain an option to extend the lease that the Group based on the management estimate was not taken into account in the calculation of the lease liability. This estimate could increase the leases liability by approximately NIS 259 million (based on the last discount rate).

Note 15 - Trade Payables and Accrued Expenses

Composition

	December 31,
	2018	2019
	NIS millions	NIS millions
Trade payables	288	345
Accrued expenses	408	342
	696	687

The credit balance as of December 31, 2019 in respect of reverse factoring of trade payables transactions includes approximately NIS 106 million on short-term, that repaid trade payables balances in this amount as of the balance sheet date and are due for repayable between January 2020 until December 2020.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Provisions

Composition

	Dismantling and restoring		Other contractual
	sites	Litigations	obligations	Total
	NIS millions	NIS millions	NIS millions	NIS millions
Balance as at January 1, 2018	21	49	42	112
Provisions made during the year	-	21	12	33
Provisions reversed during the year	(1)	(7)	(12)	(20)
Balance as at January 1, 2019	20	63	42	125
Provisions made during the year	2	12	4	18
Provisions reversed during the year	-	(17)	(5)	(22)
Balance as at December 31, 2019	22	58	41	121

Non-current	22	-	-	22
Current	-	58	41	99
	22	58	41	121

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

Litigations
The Group is involved in a number of legal and other disputes with third parties. The Group's management, after taking legal advice, has established provisions which take into account the facts of each case. The timing of cash outflows associated with legal claims cannot be reasonably determined. For detailed information regarding legal proceedings against the Group, refer to Note 32.

Other contractual obligations
Provisions for other contractual obligations and exposures include various obligations that are derived either from a constructive obligation or legislation for which there is a high uncertainty regarding the timing and amount of future expenditure required for settlement.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 - Other Payables, Including Derivatives

Composition

	December 31,
	2018	2019
	NIS millions	NIS millions
Employees and related liabilities	116	109
Liability for voluntary retirement plan *	-	45
Government institutions	32	25
Interest payable	63	55
Accrued expenses	4	5
Deferred revenue	41	55
Derivative financial instruments	1	5
	257	299

*For additional details, see Note 31(G) regarding commitments

Note 18 - Other Long-term Liabilities

Composition

	December 31,
	2018	2019
	NIS millions	NIS millions

Long-term trade payables	12	-
Deferred revenue	4	3
Other	-	1
	16	4

Note 19 - Debentures and Long-term Loans from Financial Institutions

This note provides information about the contractual terms of the Group's debentures and long-term loans from financial institutions, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, see Note 23.

	December 31,
	2018	2019
	NIS millions	NIS millions
Non- current liabilities
Debentures	2,911	2,511
Long-term loans from financial institutions	334	300
	3,245	2,811
Current liabilities
Current maturities of debentures	492	409
Current maturities of loans from financial institutions	128	100
	620	509

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 19 - Debentures and Long-term Loans from Financial Institutions (cont'd)

Debentures

The terms and debt repayment schedule

The terms and repayment schedule of the Company's debentures are as follows*:

				December 31, 2018		December 31, 2019
				NIS millions		NIS millions
	Currency	Nominal interest rate	Year of maturity	Face value	Carrying amount	Face value	Carrying amount

Debentures (Series F)** - linked to the Israeli CPI	NIS	4.60%	2017-2020	429	444	214	223
Debentures (Series G)** - unlinked	NIS	6.99%	2017-2019	86	86	-	-
Debentures (Series H) - linked to the Israeli CPI	NIS	1.98%	2018-2024	836	777	722	682
Debentures (Series I) - unlinked	NIS	4.14%	2018-2025	724	701	643	626
Debentures (Series J) - linked to the Israeli CPI	NIS	2.45%	2021-2026	103	104	103	104
Debentures (Series K) - unlinked	NIS	3.55%	2021-2026	711	705	711	706
Debentures (Series L) - unlinked	NIS	2.50%	2023-2028	614	586	603	579
Total Debentures				3,503	3,403	2,996	2,920

*    In January 2020, after the end of the reporting period, the Company repaid interest and principal of debentures in a total sum of approximately NIS 278 million, following which Debentures Series F were fully repaid.
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

In March 2019, the Company's rating outlook was updated from "stable" to “negative”.

In August 2019, the Company's rating was updated from an “ilA+/negative” to an "ilAA-/negative" rating in relation to the Company's debentures traded on the Tel Aviv Stock Exchange. No change has occurred in annual interest rates following this update.

In December 2019, the Company self-purchased Series L Debentures for approximately NIS 10 million.

The Company's outstanding debentures were issued based on the then current Israeli shelf prospectus and are   listed on the Tel Aviv Stock Exchange, or TASE.

The Company's debentures are unsecured and contain standard terms and conditions in addition to certain additional undertakings by the Company, as follows:

In connection with the issuance of Series F debentures, the Company has undertaken to comply with certain financial and other covenants. Inter alia:

•	a Net Leverage* exceeding 5, or exceeding 4.5 during four consecutive quarters, shall constitute an event of default; As of December 31, 2019, the Net Leverage is 2.03.

•
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

•	cross default, excluding following an immediate repayment initiated in relation to a liability of NIS 150 million or less, shall constitute an event of default;

•	a negative pledge, subject to certain exceptions. Failure to comply with this covenant shall constitute an event of default;

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 19 - Debentures and Long-term Loans from Financial Institutions (cont'd)

Debentures (cont'd)

•
an obligation to pay additional interest of 0.25% for two-notch downgrade in the debentures' rating and additional interest of 0.25% for each additional one-notch downgrade and up to a maximum addition of 1%, in comparison to the rating given to the debentures prior to their issuance;

•	failure to have the debentures rated over a period of 60 days, shall constitute an event of default.

* Net Leverage - the ratio of Net Debt to Adjusted EBITDA, excluding one-time influences. Net Debt defined as credit and loans from banks and others, debentures and interest payable, net of cash and cash equivalents and current investments in tradable securities. Adjusted EBITDA defined as in relation to the twelve month period preceding the Group's most updated consolidated financial statements and calculated as profit before depreciation and amortization, other expenses/ income, net, financing expenses/ income net, profits (losses) of equity account investees and taxes on income. The definition of Adjusted EBITDA as defined above is identical to the definition of EBITDA (which the Group used in previous periods).

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

Note 19 - Debentures and Long-term Loans from Financial Institutions (cont'd)

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

The Series J, K and L debentures contain standard terms and conditions in addition to certain additional undertakings by the Company, generally similar to the terms of the Company's existing Series H and I debentures.

As of December 31, 2019, the Group is in compliance with the above covenants.

Long-term loans from financial institutions

The terms and repayment schedule of the Company's long-term loans are as follows:

				December 31, 2018		December 31, 2019
				NIS millions		NIS millions
	Currency	Nominal interest rate	Year of maturity	Face value	Carrying amount	Face value	Carrying amount

Loan from financial institution	NIS	4.60%	2018-2021	150	150	100	100
Loan from financial institution	NIS	5.10%	2019-2022	200	200	150	150
Loan from bank	NIS	4.90%	2018-2019	112	112	-	-
Loan from bank	NIS	4.00%	2021-2024	-	-	150	150
Total loans				462	462	400	400

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

Note 19 - Debentures and Long-term Loans from Financial Institutions (cont'd)

Long-term loans from financial institutions (cont'd)

According to a deferred loan agreement entered by the Company with an Israeli bank in June 2017, in March 2019, the loan in a principal amount of NIS 150 million was provided to the Company. The loan is with no linkage and bears an annual fixed interest of 4%. The loan's principal amount will be payable in four equal annual payments on March 31 of each of the years 2021 through and including 2024 and the interest will be payable in ten semi-annual installments on March 31 and September 30 of each calendar year commencing September 30, 2019 through and including March 31, 2024. The agreement includes similar terms and obligations to those included in the Company's loan agreement from August 2015, and applies the right to demand immediate repayment of either or both agreements due to certain events of default under either agreement.

In April 2019, the Company made an early repayment of a loan under the Company's August 2015 loan agreement with the said Israeli bank stated above, provided to the Company in December 2016, in an amount of NIS 112 million (in addition to outstanding accumulated interest until date of repayment).

As of December 31, 2019, the Group is in compliance with the above covenants.

Movement in liabilities deriving from financing activities

	Loans	Debentures	Derivatives	Interest payable	Put options to non-controlling interests	Total
	NIS millions
Balance as at January 1, 2018	(540)	(2,900)	(17)	(54)	(11)	(3,522)
Effect of initial application of IFRS 9	-	(34)	-	-	-	(34)
Balance as at January 1, 2018	(540)	(2,934)	(17)	(54)	(11)	(3,556)

Changes from financing cash flows
Payments for derivative contracts, net	-	-	15	-	-	15
Repayment of debentures and long-term loans from financial institutions	78	556	-	-	-	634
Proceeds from issuance of debentures, net of issuance costs	-	(997)	-	-	-	(997)
Interest paid	-	-	-	126	-	126
Acquisition of non-controlling interests	-	-	-	-	19	19

Total net financing cash flows	78	(441)	15	126	19	(203)

Financing expenses (income) recognized in profit or loss	-	(28)	1	(135)	(8)	(170)

Balance as at December 31, 2018	(462)	(3,403)	(1)	(63)	-	(3,929)
Changes from financing cash flows
Payments for derivative contracts, net	-	-	2	-	-	2
Repayment of debentures and long-term loans from financial institutions	212	504	-	-	-	716
Receipt of long-term loans from financial institutions	(150)	-	-	-	-	(150)
Repurchase of own debentures	-	10	-	-	-	10
Interest paid	-	-	-	127	-	127

Total net financing cash flows	62	514	2	127	-	705

Financing expenses recognized in profit or loss	-	(31)	(6)	(119)	-	(156)

Balance as at December 31, 2019	(400)	(2,920)	(5)	(55)	-	(3,380)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 20 - Liability for Employee Rights upon Retirement, Net

The obligation of the Group, under law and labor agreements, to pay severance pay to employees who are not covered by the pension or insurance plans as mentioned in section A below, as of December 31, 2019 and 2018 is NIS 19 million and NIS 14 million respectively, as included in the consolidated statements of financial position, under Liability for employee rights upon retirement, net.

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

B.	Post-employment benefit plans - defined benefit plan

The portion of the severance payments which is not covered by deposits in defined contribution plans, as aforementioned, is accounted for by the Group as a defined benefit plan, according to which a liability for employee benefits is recognized and in respect of which, the Group deposits amounts in central severance pay funds and in appropriate insurance policies. The total liability as at December 31, 2019 is NIS 26 million (2018 - NIS 26 million). The fair value of the plan assets, the severance pay fund, is NIS 15 million (2018 - NIS 20 million). The expense recognized in the consolidated statement of income for the year ended December 31, 2019 in respect of defined benefit plans, is NIS 1 million (2018 - NIS 2 million).

C.	As of December 31, 2019 the Group's liability for adaptation grants to employees is NIS 8 million (2018 - NIS 8 million).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Capital and Reserves

Share capital

	2017	2018	2019
	NIS

Issued and paid at January 1	1,006,046	1,010,446	1,161,968
Equity offering	-	121,212	306,000
Exercise of share options	4,400	30,310	4,917

Issued and paid at December 31	1,010,446	1,161,968	1,472,885

The share capital is comprised of ordinary shares of NIS 0.01 par value each.

In June 2019, 3,030,300 series 2 options of the Company which were issued on June 2018, expired.

In December 2019, The Company issued for immediate total net consideration of approximately NIS 309 million:

•	30,600,000 ordinary shares of the Company (par value NIS 0.01 per share, or ordinary shares).

•
7,038,300 Series 3 Options. Each Series 3 Option entitles the holder thereof to purchase one ordinary share at an exercise price of NIS 8.64, until April 1, 2020. Until December 31, 2019, 491,717 of Series 3 Options were exercised for a total consideration of NIS 4 million. (2,011,998 of Series 3 Options have already been exercised, as at March 23, 2020)

•
6,426,000 Series 4 Options. Each Series 4 Option entitles the holder thereof to purchase one ordinary share at an exercise price of NIS 9.60, until September 30, 2020. Until December 31, 2019, no options were exercised from Series 4. (359,676 of Series 4 Options have already been exercised, as at March 23, 2020)

The offering was made under the Company's 2017 shelf prospectus and the securities were registered for trading on the Tel Aviv Stock Exchange.

At December 31, 2019, the authorized share capital was comprised of 300 million ordinary shares (December 31, 2018, 2017 - 300 million each). The holders of ordinary shares are entitled to receive dividends as declared.

Basic and diluted earnings (loss) per share

The calculation of basic earnings (loss) per share was based on the profit (loss) attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding (100,654,935, 107,499,543 and 121,442,952 during the years 2017, 2018 and 2019, respectively). The calculations of diluted earnings (loss) per share was based on the profit (loss) attributable to ordinary shares and the weighted average number of ordinary shares in the basic earnings (loss) per share in addition of 234,726, 262,615, 3,066,497 incremental shares (NIS 0.01 par value each) that would be issued resulting from exercise of all options for the years ended December 31, 2017, 2018, 2019 respectively.

in December 31, 2019, 17,161 thousand options (2018 and 2017 - 780 thousand and 78 thousand options, respectively), were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding.

Dividends

In 2017-2019 the Company did not pay dividend to the shareholders of the Company.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred or exercised.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 22 - Share-Based Payments

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

In January 2020, after reporting date, the Company's Board of Directors decided to grant options to MR. Avi Gabai the CEO of the Company, the Board of Directors decision was approved by the shareholders' meeting in March 2020.

The options granted will be vested in five portions after one, two, three, four and five years from the date of grant. The options are exercisable within 36 months from the date of maturity of each portion.

The first portion includes a total of 967,993 options at exercise price of NIS 14.2, the second a quantity of 937,030 at a exercise price of NIS 14.99, third portion includes a total of 805,570 options at an exercise price of NIS 16.10, fourth portion includes a total of 762,509 options at a exercise price of NIS 17.25 and Fifth portion a total of 680,370 options at an exercise price of NIS 17.25. The fair value of the options granted was calculated at an estimated average value of NIS 2.8 per option. The assumptions of their basis were calculated at fair value: an average of a risk-free interest rate - 0.35%, a weighted average life expectancy - 4.8 years and expected volatility - 40%. The value of the benefit program is approx. NIS 12 million and will be recorded over 5 years.

	Number of			Contractual	Adjusted exercise price per share as
Grant date/	instruments	Instruments	Vesting	life of	of December 31,
Employees entitled	In thousands	conditions	conditions	options	2019

Share options granted in August 2015 to senior employees	2,660	Each option is exercisable into one share of NIS 0.1 par value, at the market price exercised at net exercise mechanism	Three equal installments over three years of employment	4.5 years	NIS 25.65
Share options granted in November 2016 to senior employees	63	Each option is exercisable into one share of NIS 0.1 par value, at the market price exercised at net exercise mechanism	Three equal installments over three years of employment	4.5 years	NIS 29.97
Share options granted in May 2019 to senior employees	2,944	Each option is exercisable into one share of NIS 0.1 par value, at the market price exercised at net exercise mechanism	four equal installments over four years of employment	5 years	NIS 15.66
Restricted stock units (RSU) granted in may 2019 to senior employees	686	At fixed dates, the RSU is exercisable into one share of NIS 0.1 par value	four equal installments over four years of employment	5 years	-

Restricted stock units (RSU) granted in may 2019 to non-profit organization	333	At fixed dates, the RSU is exercisable into one share of NIS 0.1 par value	two equal installments over two years	2 years	-

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 22 - Share-Based Payments (cont'd)

The changes in the balances of the options were as follows:

		Weighted average		Weighted average		Weighted average
	Number of	of exercise price	Number of	of exercise price	Number of	of exercise price
	options	(NIS)	options	(NIS)	options	(NIS)
	2017		2018		2019

Balance as at January 1	2,764,334	24.7	963,335	28.0	780,332	25.9
Granted during the year	-	-	-	-	2,944,197	15.66
Forfeited during the year	(146,334)	38.9	(159,000)	36.6	(160,729)	16.96
Exercised during the year	(1,654,335)	25.6	(24,333)	25.6	-	-
Total options outstanding as at December 31	963,665	27.9	780,332	25.9	3,563,800	17.8

Total of exercisable options as at December 31	106,000	44.9	766,332	25.8	759,332	25.8

1.	The weighted average of the remaining contractual life of options outstanding as at December 31, 2019 is 3.4 years.
2.
The fair value of employee stock options was measured using the Black and Scholes model. The model assumptions include the share price at the measurement date, expected volatility based on historical volatility in the company's shares, life of instruments based on past experience and risk-free interest rate.

	2017	2018	2019

Fair value of share options and assumptions:

Fair value at grant date	-	-	3.26

Fair value assumptions:

Share price at grant date NIS	-	-	15.05

Exercise price NIS	-	-	15.66

Expected volatility (weighted average)	-	-	34.7%

Option life (expected weighted average life)	-	-	2.75

Risk free interest rate	-	-	0.7%

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 22 - Share-Based Payments (cont'd)

The changes in the balances of the RSU were as follows:

	Number of RSU
	2017	2018	2019

Balance as at January 1	-	-	-
Granted during the year	-	-	1,019,400
Forfeited during the year	-	-	(32,659)
Exercised during the year	-	-	-
Total RSU outstanding as at December 31	-	-	986,741

Total of exercisable RSU as at December 31	-	-	759,332

	2017	2018	2019

Fair value of restricted stock units:

Fair value of restricted stock units at grant date	-	-	15.05
Salary expenses arising from share-based payments (NIS millions)	2	3	8

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 23 - Financial Instruments

Credit risk

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	December 31,	December 31,
	2018	2019
	NIS millions	NIS millions

Trade receivables including long-term amounts	1,522	1,451
Loans and other receivables including long-term amounts	138	293
Investment in debt securities and deposits	362	428
Cash and cash equivalents in banks	1,202	1,006
Derivative financial instrument	6	1
	3,230	3,179

The maximum exposure to credit risk of financial assets at the reporting date by type of counterparty is:

	December 31,	December 31,
	2018	2019
	NIS millions	NIS millions

Receivables from subscribers	1,318	1,235
Receivables from distributors and other operators	160	156
Investment in government of Israel debt securities	80	92
Investment in institutional debt securities	282	306
Deposits	-	30
Cash and cash equivalents in banks	1,202	1,006
Investments in equity accounted investees	-	145
Other	188	209
	3,230	3,179

Impairment losses

The aging of financial assets at the reporting date was as follows:

	Gross	Impairment	Gross	Impairment
	2018		2019
	NIS millions	NIS millions	NIS millions	NIS millions

Not past due	3,138	28	3,108	35
Past due less than one year	126	35	111	32
Past due more than one year	162	133	146	119
	3,426	196	3,365	186

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 23 - Financial Instruments (cont'd)

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2018	2019
	NIS millions	NIS millions

Balance at January 1	187	196
Effect of initial application of IFRS 9	12	-
Balance as at January 1 after of initial application	199	196
Write-off lost debts	(40)	(39)
Doubtful debt expenses	37	29
Balance at December 31	196	186

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

Liquidity risk
The following are the maturities of contractual financial liabilities and other non-contractual liabilities, including estimated interest payments and excluding the impact of netting agreements:

December 31, 2019	Carrying	Contractual					More than
	amount	Cash flows	1st year	2nd year	3rd year	4-5 years	5 years
	NIS millions

Debentures*	(2,974)	(3,389)	(507)	(466)	(454)	(1,052)	(910)
Long-term loans from financial institutions*	(401)	(435)	(116)	(148)	(93)	(78)	-
Trade and other payables	(884)	(884)	(884)	-	-	-	-
Forward exchange contracts on foreign currencies	(2)	(2)	(2)	-	-	-	-
Forward exchange contracts on CPI	(3)	(3)	(3)	-	-	-	-
Other long-term liabilities	(1)	(1)	-	(1)	-	-	-
Lease liabilities	(759)	(839)	(246)	(183)	(142)	(139)	(129)
	(5,024)	(5,553)	(1,758)	(798)	(689)	(1,269)	(1,039)

*   Including accrued interest

December 31, 2018	Carrying	Contractual					More than
	amount	Cash flows	1st year	2nd year	3rd year	4-5 years	5 years
	NIS millions

Debentures*	(3,466)	(4,008)	(610)	(506)	(466)	(988)	(1,438)
Long-term loans from financial institutions*	(462)	(503)	(147)	(141)	(135)	(80)	-
Trade and other payables	(815)	(815)	(815)	-	-	-	-
Forward exchange contracts on CPI	(1)	(1)	(1)	-	-	-	-
Other long-term liabilities	(13)	(13)	(13)	-	-	-	-
	(4,757)	(5,340)	(1,586)	(647)	(601)	(1,068)	(1,438)

*   Including accrued interest

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 23 - Financial Instruments (cont'd)

Currency risk and CPI

The Group's exposure to foreign currency risk and CPI is as follows:

	December 31, 2018			December 31, 2019
	In or linked			In or linked
	to foreign			to foreign
	currencies	Linked		currencies	Linked
	(mainly USD)	to CPI	Unlinked	(mainly USD)	to CPI	Unlinked
	NIS millions			NIS millions
Current assets
Cash and cash equivalents	13	-	1,189	14	-	992
Current investments, including derivatives	20	171	177	13	186	182
Trade receivables	56	-	1,096	43	-	1,099
Other receivables	-	1	1	-	-	4

Non- current assets
Long-term receivables	-	57	449	-	60	393

Current liabilities
Current maturities of debentures and of loans from financial institutions	-	(328)	(292)	-	(331)	(178)
Trade payables and accrued expenses	(182)	-	(514)	(171)	-	(516)
Other current liabilities, including derivatives	-	(20)	(164)	(2)	(48)	(306)
Current maturities of lease liabilities	-	-	-	(6)	(216)	(4)

Non- current liabilities
Long-term loans from financial institutions	-	-	(334)	-	-	(300)
Debentures	-	(998)	(1,914)	-	(679)	(1,832)
Other non-current liabilities	(12)	-	-	-	-	(20)
Long-term lease liabilities	-	-	-	(15)	(509)	(9)
	(105)	(1,117)	(306)	(124)	(1,537)	(495)

The Group's exposure to linkage and foreign currency risk in respect of derivatives is as follows:

	December 31, 2019
	Currency/ linkage receivable	Currency/ linkage payable	Notional Value	Fair value
			NIS millions
Instruments not used for hedging
Forward exchange contracts on foreign currencies	USD	NIS	128	(2)
Forward exchange contracts on CPI	CPI	NIS	360	(3)
Foreign currency put options	NIS	USD	(68)	1

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 23 - Financial Instruments (cont'd)

Currency risk and CPI (cont'd)

	December 31, 2018
	Currency/ linkage receivable	Currency/ linkage payable	Notional Value	Fair value
			NIS millions
Instruments not used for hedging
Forward exchange contracts on foreign currencies	USD	NIS	203	4
Forward exchange contracts on CPI	CPI	NIS	400	(1)
Foreign currency put options	NIS	USD	(147)	-
Embedded derivative in lease contracts	USD	NIS	15	1

Sensitivity analysis
A change of the CPI as at December 31, 2019 and 2018 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2018.

		Equity	Net income
	Change	NIS millions	NIS millions

December 31, 2019
Increase in the CPI of	2.0%	(15)	(15)
Increase in the CPI of	1.0%	(8)	(8)
Decrease in the CPI of	(1.0)%	8	8
Decrease in the CPI of	(2.0)%	15	15

December 31, 2018
Increase in the CPI of	2.0%	(11)	(11)
Increase in the CPI of	1.0%	(6)	(6)
Decrease in the CPI of	(1.0)%	2	2
Decrease in the CPI of	(2.0)%	1	1

Sensitivity of change in foreign exchange rate is immaterial as at December 31, 2019 and 2018.

Interest rate risk

Profile
At the reporting date the interest rate profile of the Group's interest-bearing financial instruments, not including derivatives, was:

	Carrying amount
	2018	2019
	NIS millions	NIS millions
Fixed rate instruments
Financial assets	355	656
Financial liabilities	(3,865)	(3,320)
	(3,510)	(2,664)
Variable rate instruments
Financial assets	1,179	995

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 23 - Financial Instruments (cont'd)

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
December 31, 2019
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

The fair values of the remaining financial liabilities and their book values as presented in the consolidated statements of financial position are as follows:

	December 31, 2018		December 31, 2019
	Book value	Fair value*	Book value	Fair value*
	NIS millions		NIS millions
Debentures including current maturities and accrued interest	(3,466)	(3,585)	(2,973)	(2,954)
Long-term loans from financial institutions including current maturities and accrued interest	(462)	(479)	(401)	(406)

  * The fair value as of December 31, 2019 includes principal and interest in a total sum of approximately NIS 278 million, paid in January 2020, after the end of the reporting period. The fair value as of December 31, 2018 includes principal and interest in a total sum of approximately NIS 373 million, paid in January 2019.

The fair value of marketable debentures is determined by reference to the quoted closing asking price at the reporting date (level 1), with the addition of principal and interest amounts, which were paid during the following month after the end of the reporting period.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 23 - Financial Instruments (cont'd)

Fair Value (cont'd)

(2)	Fair value hierarchy of financial instruments measured at fair value

The table below analysis financial instruments carried at fair value, by valuation method, to the different levels.

	December 31, 2019
	Level 1	Level 2	Level 3	Total
	NIS millions	NIS millions	NIS millions	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities, shares and deposits	472	-	-	472
Derivatives	-	1	-	1
Total assets	472	1	-	473

Financial liabilities at fair value through profit or loss
Derivatives	-	(5)	-	(5)
Total liabilities	-	(5)	-	(5)

There have been no transfers during the year between Levels 1 and 2.

	December 31, 2018
	Level 1	Level 2	Level 3	Total
	NIS millions	NIS millions	NIS millions	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities and shares	398	-	-	398
Derivatives	-	6	-	6
Total assets	398	6	-	404

Financial liabilities at fair value through profit or loss
Derivatives	-	(1)	-	(1)
Total liabilities	-	(1)	-	(1)

(3)	Details regarding fair value measurement at Level 2

Financial instrument	Valuation method for determining fair value

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

Note 23 - Financial Instruments (cont'd)

Fair Value (cont'd)

(4)	Offset of financial assets and financial liabilities

The following table sets out the carrying amounts of recognized financial instruments that were offset in the consolidated statements of financial position:

	December 31, 2019
	Note	Gross amounts of recognized financial assets (liabilities)	Gross amounts of financial assets (liabilities) recognized and offset in the consolidated statements of financial position	Net amounts of financial assets (liabilities) presented in the consolidated statements of financial position
		NIS millions	NIS millions	NIS millions
Financial assets
Trade receivables	9	136	(89)	47

Financial liabilities
Trade payables and accrued expenses	13	(108)	89	(19)

	December 31, 2018
	Note	Gross amounts of recognized financial assets (liabilities)	Gross amounts of financial assets (liabilities) recognized and offset in the consolidated statements of financial position	Net amounts of financial assets (liabilities) presented in the consolidated statements of financial position
		NIS millions	NIS millions	NIS millions
Financial assets
Trade receivables	9	160	(125)	35

Financial liabilities
Trade payables and accrued expenses	13	(144)	125	(19)

Share price risk - sensitivity analysis

The Group’s investments in securities include investments in equity instruments. The sensitivity analysis below presents the effect of a change in share prices on the fair value of securities held by the Group, assuming that all other variables remain constant.

A change in share prices would have increased (decreased) profit or loss and equity by the amounts shown below (after tax):

	December 31, 2019
	Profit or loss	Equity
	NIS millions	NIS millions
Increase of 5%	2	2
Increase of 10%	3	3
Decrease of 5%	(2)	(2)
Decrease of 10%	(3)	(3)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 24 - Revenues

By type of revenue:

	Year ended December 31,
	2017	2018	2019
	NIS millions	NIS millions	NIS millions
Revenues from equipment	952	904	932

Revenues from services:
Cellular services	1,777	1,581	1,541
Land-line communications services	1,004	1,068	1,111
Other services	138	135	124
Total revenues from services	2,919	2,784	2,776
Total revenues	3,871	3,688	3,708

Note 25 - Cost of Revenues

Composition

	Year ended December 31,
	2017	2018	2019
	NIS millions	NIS millions	NIS millions
According to source of income:
Cost of equipment sold	645	642	695
Cost of revenues from services	2,035	2,019	2,030
	2,680	2,661	2,725
According to its components:
Cost of equipment sold	645	642	695

Rent and related expenses	281	271	64
Salaries and related expenses	224	217	213
Fees to communications operators	767	783	763
Cost of content	212	223	267
Depreciation and amortization	412	390	601
Royalties and fees	86	84	85
Other	53	51	37
Total cost of revenues from services	2,035	2,019	2,030
	2,680	2,661	2,725

Note 26 - Selling and Marketing Expenses

Composition

	Year ended December 31,
	2017	2018	2019
	NIS millions	NIS millions	NIS millions
Salaries and related expenses	241	277	278
Commissions	88	85	83
Advertising and public relations	36	38	46
Depreciation and amortization	33	86	155
Other	81	81	48
	479	567	610

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 27 - General and Administrative Expenses

Composition

	Year ended December 31,
	2017	2018	2019
	NIS millions	NIS millions	NIS millions
Salaries and related expenses	124	81	73
Depreciation and amortization	110	108	142
Rent and maintenance	51	46	3
Data processing and professional services	36	34	33
Allowance for doubtful accounts	46	37	29
Other	59	54	49
	426	360	329

Note 28 - Other Income (Expenses), net

Composition

	Year ended December 31,
	2017		2018		2019
	NIS millions		NIS millions		NIS millions
Interest income from installment sale transactions	31	*	27	*	24
Expenses of voluntary retirement plan	-		(26)		(45	)**
Capital gain from the sale of an indirect subsidiary of the Company and other	11		-		1
Other Income (Expenses), net	42		1		(20)

* Reclassified – see Note 2(F) regarding voluntary change in accounting policy

** For additional details, see Note 31(G) regarding commitments

Note 29 - Financing Income and Expenses

Composition

	Year ended December 31,
	2017	2018	2019
	NIS millions	NIS millions	NIS millions
Interest income from installment sale transactions	*	*	*
Net change in fair value of financial assets measured at fair value through profit or loss	14	12	36
Financing income from loans	-	3	11
Other	7	4	2
Financing income	21	19	49

Interest expenses and linkage expenses to CPI on long-term liabilities	(147)	(138)	(123)
Net change in fair value of derivatives	(8)	(7)	(12)
Discount amortization	(32)	(26)	(27)
Financing expenses of lease liabilities	-	-	(24)
Other	(9)	(19)	(7)
Financing expenses	(196)	(190)	(193)
Net financing expenses recognized in profit or loss	(175)	(171)	(144)

* Reclassified – see Note 2(F) regarding voluntary change in accounting policy

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 30 - Income Tax

A.        Details regarding the tax environment of the Group

Corporate tax rate

Presented hereunder are the tax rates relevant to the Group in the years 2017-2019:
2017 - 24%
2018-2019 - 23%

On December 22, 2016 the Israeli Parliament passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) - 2016, by which, inter alia, the corporate tax rate was reduced from 25% to 23% in two steps. The first step to a rate of 24% as from January 2017 and the second step to a rate of 23% as from January 2018.

As a result of the aforesaid, the deferred tax balances as at December 31, 2018 and at December 31, 2019 were calculated according to the new tax rate of 23% - the tax rate expected to apply on the date of reversal.

Current taxes for the reported periods are calculated according to the tax rates presented above.

B.        Composition of tax on income (tax benefit)

	Year ended December 31,
	2017	2018	2019
	NIS millions	NIS millions	NIS millions

Current tax expense (income)
Current year	27	14	19
Adjustments for prior years, net	(1)	1	(3)
	26	15	16

Deferred tax expense (income)
Creation and reversal of temporary differences	14	(21)	(39)
Change in tax rate	-	-	-
	14	(21)	(39)

Tax on income (tax benefit)	40	(6)	(23)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 30 - Income Tax (cont'd)

C.	Income tax in respect of other comprehensive income (loss)

	Year ended December 31,
	2017	2018	2019
	NIS millions	NIS millions	NIS millions

Before tax	1	(2)	(5)
Tax (benefit) expenses	-	1	1
Net of tax	1	(1)	(4)

D.	Reconciliation between the theoretical tax on the pre-tax profit (loss) and the tax expense (income)

	Year ended December 31,
	2017	2018	2019
	NIS millions	NIS millions	NIS millions

Profit (loss) before taxes on income	153	(70)	(130)
Primary tax rate of the Group	24.0%	23.0%	23.0%

Tax calculated according to the Group’s primary tax rate	37	(16)	(30)

Additional tax (tax saving) in respect of:

Non-deductible expenses	5	6	8
Taxes in respect of previous years	(1)	1	(3)
Other differences	(1)	3	2

Income tax expenses (tax income)	40	(6)	(23)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 30 - Income Tax (cont'd)

E.          Recognized deferred tax assets and liabilities

Deferred taxes are calculated according to the tax rate anticipated to be in effect on the date of reversal as stated above.

The movement in deferred tax assets and liabilities is attributable to the following items:

	Allowance for doubtful debts	Property, plant and equipment and intangible assets	Carry forward tax deductions and losses	Other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Balance of deferred tax asset (liability) as at January 1, 2019	45	(196)	17	35	(99)
Changes recognized in profit or loss	(2)	11	30	(1)	38
Changes recognized in other comprehensive income	-	-	-	1	1

Balance of deferred tax asset (liability) as at December 31, 2019	43	(185)	47	35	(60)

Deferred tax asset	43	5	47	42	137
Offset of balances					(137)

Deferred tax asset in the consolidated statements of financial position as at December 31, 2019					-

Deferred tax liability	-	(190)	-	(7)	(197)
Offset of balances					137

Deferred tax liability in the consolidated statements of financial position as at December 31, 2019					(60)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 30 - Income Tax (cont'd)

E.          Recognized deferred tax assets and liabilities (cont'd)

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

F.           Tax assessments

In March 2020, the Company with Israeli Tax Authority reached a  final agreement in relation to the years 2014 - 2017 tax assessment. The assessment shall not have a material effect on the Company's financial statements.

013 Netvision Ltd has received final tax assessments up to and including the year ended December 31, 2015 (2015 fiscal year).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 31 - Commitments

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

B.
As at December 31, 2019, the Group has commitments to purchase equipment for the communications networks, end user equipment, systems and software maintenance, and content and related services, in a total amount of approximately NIS 402 million.

C.
Between 2003 and 2019, the Group entered into a number of agreements with TI Sparkle Ireland Telecommunications Ltd. (formerly Mediterranean Nautilus Ltd.) and TI Sparkle (Israel) Ltd. (formerly Mediterranean Nautilus (Israel) Ltd.), (or collectively TI Sparkle), for the purchase of rights of use of certain telecommunications capacities on TI Sparkle's communications cables, as well as maintenance and operation services relating to these cables. Over the last few years the Group has increased the capacity purchased for significantly lower prices, as well as reduced maintenance costs. The term of the agreement with respect to capacity purchased from TI Sparkle is in effect until May 2027. The Group has the option to extend the agreements until May 2032. The remainder of the obligation under all existing agreements as of December 31, 2019 is NIS 45 million.

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

•
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

•
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

•
The average annual consideration to be received by us under the Golan agreement (starting with lower annual payments and increasing over the term) is expected to be in a range of approximately NIS 210-220 million plus VAT (and a lower sum due to Xfone's participation in the Sharing Agreements and division of investments and expenses among the three operators), depending on Golan's number of subscribers and their usage of the shared network and our 2G network.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 31 - Commitments (cont'd)

   D. (cont'd)

•
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

•
Under the Golan Agreement (which replaces the former national roaming services agreement) in April 2017, the company provided a loan to Golan in the sum of NIS 130 million which half include interest of 1.85% and linked to CPI and the other half include interest of 3.5% unlinked. The loan is for a period of 10 years to be repaid in 6 semi-annual equal installments beginning the 8th year of the Term (interest and CPI differentials to be accrued, will be paid as of the 6th year). The loan is guaranteed by a second degree floating charge on Golan's assets and rights (excluding certain exceptions).

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

E.
In October 2016, the Company entered into an agreement with Apple Sales International for the purchase and distribution of iPhone handsets in Israel. The agreement is in force until May 2020. Under the terms of the agreement, the Company has committed to purchase a minimum quantity of iPhone products over the agreement's period, which represents a significant portion of our total cellular handsets purchase amounts over that period.

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

An agreement with salesforce.com EMEA Limited, or Salesforce, for the provision of Salesforce's CRM SAAS platform, including various products and services and support for the agreement term. The agreement is valid until June 2020 and may be terminated by the Company subject to prior written notice. The Company also has an option to renew the agreement for two additional periods of 5 years each under certain terms.

Two agreements with Vlocity UK Ltd., or Vlocity, as follows: (i) an agreement for the provision of Vlocity's telecom-CRM SAAS solution, based on Salesforce platform, including support for such services for the agreement term. This agreement is valid until November 2024 and thereafter will be automatically renewed for additional periods of 5 years each (unless the Company decide not to renew the agreement). (ii) an agreement for the development and customization for Salesforce's and Vlocity's CRM solution. This agreement will be valid until the project is completed, and may be terminated by the Company subject to prior written notice.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 31 - Commitments (cont'd)

G.
In July 2018, the Company entered a collective employment agreement with its employees' representatives and the Histadrut (an Israeli union labor) for a three year period until the end of 2020 (the "2018 Agreement"), which is similar to the Company's previous collective employment agreement (which expired at the end of 2017) and includes certain nonmaterial additions.

In May 2019, the Company, the employees' representatives and the Histadrut, entered a new collective employment agreement (the "2019 Agreement"), amending the 2018 Agreement, under which: salary increase for 2019 will be annulled; the salary increase for 2020 will be postponed for at least 15 months and until a certain condition is met; the employees' welfare budget will be reduced; and the Company will grant entitled employees options and RSUs and RSUs to a non-profit organization for the employees. The 2019 Agreement further includes certain arrangements relating to the Company and employees' representatives relations and also includes the termination of the labor dispute announced at the Company in January 2019, following the Company's intention to execute a substantial reduction in manpower.

During the fourth quarter of 2019, the Company and the employee's representatives and the Histadrut reached to consents and in February 2020, the parties entered a new collective employment agreement (the "2020 Agreement"), amending the 2018 Agreement and the 2019 Agreement, under which 450 employees will voluntarily resign; the Company will grant entitled employees options and RSUs, subject to all approvals and procedures required by law in three grants, as follows: (1) On June 1, 2020; (2) if the Company's net income for the fourth quarter of 2020 as reflected in its 2020 annual financial report is positive; (3) if the Company's net income for 2021 as reflected in its 2021 annual financial report is positive. The second and third grants may be delayed if the relevant conditions precedent aren't met, but no later than the annual financial report for 2022, in which time, if the conditions precedent are not met, the relevant grants will be annulled. The options and RSUs granted to the employees will be vested in four equal installments on each of the first, second, third and fourth anniversary of the date of grant. The options' exercise price shall be in line with the requirements set in the Company's compensation policy. The options of the first installment may be exercised within 18 months from their vesting, and the options of the second, third and fourth installments may be exercised with 12 month from their vesting. The expense of each grant will be recorded over the vesting period of the grant. The Company's employees to nominate a board member to the Company's board of directors and the 2020 Agreement also includes the termination of the labor dispute announced in September 2019 at the Company following the Company's intention to execute a substantial reduction in manpower.

H.	In July 2019, the Company completed an investment transaction in IBC, composed of several agreements, or the Transaction, which in addition to standard and customary conditions, include the following:

•
Purchaser Agreements - The Company and the Israel Infrastructure Fund, or IIF, entered into partnership agreements for the purchase of 70% of IBC's share capital by a jointly and equally owned limited partnership, or the Purchaser. The Purchaser Agreements contain an undertaking for an additional investment of up to NIS 200 million by both the Company and IIF, pro rata to their holdings in the Purchaser, over a period of 3 years (the Company have already provided IBC with the full additional investment obligation) and certain arrangements regarding a party's failure to make its share of the committed investment and regarding dead lock situations.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 31 - Commitments (cont'd)

   H. (cont'd)

•
Share Purchase Agreement, or SPA - The Purchaser, IBC, the Israeli Electric Company, or IEC and the other shareholders and main creditors of IBC entered an agreement for the purchase of 70% of IBC's share capital, through investment of the Purchaser in IBC, for a total amount of approximately NIS 110 million (of which the Company paid half) (the "Consideration"), the majority of which was in the form of a shareholders' loan (the loans include an interest between 4% to 6% above the most senior debt). The other 30% of IBC's issued and outstanding share capital are owned by IEC. The Consideration was used to settle generally all of IBC's debts (other than a certain amount to IEC).

•
Shareholders Agreement - The Purchaser and IEC (holding 70% and 30% of IBC's share capital, respectively) entered into a shareholders agreement. The agreement regulates the management of IBC, including certain arrangements regarding funding of IBC and dilution (and anti-dilution in certain circumstances) of non-participating shareholders.

•
IRU Agreement – The Company and IBC entered into an agreement granting to the company an indefeasible right of Use, or IRU to a 10-15% percentage of IBC's fiber optics 'home pass' (i.e. fiber-optic actually reaching / connected to the building; current undertaking of 15% and may be decreased to 10% under certain conditions), as shall be deployed by IBC in the next 15 years (and may be extended to additional periods with no additional consideration other than annual maintenance payments). The IRU consideration is subject to actual IBC's 'home pass' deployment  is expected to increase each quarter based on the actual addition of 'home passes' deployed during such quarter and shall be paid in 36 quarterly installations (9 years), in addition to annual maintenance payments. To ensure the payment in this agreement, the company provided a bank  guarantee in amount of NIS 36 million.

•
IEC Services Agreement - IBC and IEC entered into an agreement updating IBC's previous right of use and services agreement for IBC's fiber-optic network when deployed over IEC's infrastructure. The IEC Services Agreement includes improved pricing and arrangements for IBC's exclusive right to deploy its fiber-optics over the IEC's electricity network and other services provided by IEC to IBC in relation thereof.

In addition, in July 2019, the Company and IBC entered an agreement and completed the transaction for the sale of the company's independent fiber-optic infrastructure in residential areas, to IBC, for the sum of approximately NIS 181 million. The consideration for the sale was financed entirely through shareholders' loans, provided to IBC by IIF and the Company. Once the sale was completed, the IRU Agreement, including the Company's obligation to purchase percentage of IBC's fiber optics 'home pass' (as detailed above), applies to the infrastructure purchased from the company (the combined amount of fiber-optic deployed at street level, surpassed 300,000 potential customers, at the end of 2019).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 32 - Contingent Liabilities

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

The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the consolidated financial statements in respect of all lawsuits against the Group amounted to NIS 58 million (see also Note 16, regarding Provisions).

Described hereunder are the outstanding lawsuits against the Group, classified into groups with similar characteristics. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group.

A.	Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly purported class actions, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. As of December 31, 2019, the amounts claimed from the Group by its customers sum up to NIS 15.875 billion (including approved class actions as detailed below). In addition, there are other purported class actions against the Group, in which the amount claimed has not been quantified if the lawsuits are certified as class actions, and in respect of which the Group has exposure in addition to the above mentioned. In addition, there are other purported class action for approximately NIS 785 million, that has been filed against the Group and other defendants together without specifying the amount claimed from the Group, another purported class action against the Group and other defendants together, in which the amount claimed from the Group was estimated by the plaintiffs to be approximately NIS 3 million, and other purported class actions, that have been filed against the Group and other defendants together in which the amount claimed has not been quantified if the lawsuits are certified as class actions and in respect of which the Group has exposure in addition to the above mentioned.

Of all the consumer purported class actions, in four purported class actions with aggregate amounts claimed estimated by the plaintiffs of approximately NIS 153 million, and in a purported class action that has been filed against the Group without specifying the amount claimed from the Group, settlement agreements were filed with the court and the proceedings are still pending.

Of all the consumer purported class actions, there is a purported class action against to Group and other defendants for approximately NIS 400 million, and two purported class actions that has been filed against the Group in which the amount claimed has not been quantified, of which at this early stage it is not possible to assess the chances of success.

After the end of the reporting period, an appeal was filed challenging the dismissal of a purported class action against the Group for approximately NIS 150 million, two purported class actions has been filed against the Group in a total amount of NIS 47 million, a purported class action has been filled against the Group and other defendants together, in which the amount claimed has not been quantified, and other appeal was filled challenging the dismissal of a purported class action in which the amount has not been quantified. At this early stage, it is not possible to assess their chances of success.

After the end of the reporting period, a purported class actions against the Group in a total amount estimated by the plaintiffs to be approximately NIS 11 million, a purported class action against the Group and other defendants, in which the amount claimed has not been quantified were concluded, and a settlement agreement was approved by the court in a purported class action against the Group in a total amount of NIS 15 billion.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 32 - Contingent Liabilities (cont'd)

Described hereunder are the outstanding consumer class actions and purported class actions against the Group broken down by amount claimed if the lawsuit is certified as a class action, as of December 31, 2019:

Claim amount	Number of claims	Total claims amount (NIS millions)
Up to NIS 100 million	14	470
NIS 100-500 million	1	405
Above NIS 1 billion	1	15,000
Unquantified claims	14	-
Against the Group and other defendants together without specifying the amount claimed from the Group	4	785
Against the Group and other defendants together, in which the amount claimed from the Group has been quantified	1	3
Unquantified claims against the Group and other defendants	7	-

Described hereunder are purported class actions against the Group, in which the amount claimed was NIS 1 billion or more:

In March 2015, a purported class action in a total amount estimated by the plaintiffs to be approximately NIS 15 billion, if the lawsuit is certified as a class action, was filed against the Company, by plaintiffs alleging to be subscribers of the Company, in connection with allegations that the Company unlawfully violated the privacy of its subscribers. In February 2017, a settlement agreement was filed with the court and in March 2020, after the end of the reporting period, the settlement agreement was approved by the court. The settlement agreement doesn't have a material effect on the financial statements.

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

As of December 31, 2019, the amounts that are claimed from the Group under these claims total approximately NIS 30 million.

C.	Liens and guarantees

As part of issuance of the Series F and H through L debentures and the loan agreements which the Company entered into, the Company committed not to create liens on its assets, subject to certain exceptions.

The Group has given bank guarantees as follows:

a.          To the Government of Israel (to guarantee performance of the Cellular License) - NIS 80 million.
b.          To the Government of Israel (to guarantee performance of the Licenses of the Group) - NIS 20 million.
c.          To suppliers, government institutions and others - NIS 113 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 33 - Regulation and Legislation

A.
In October 2018, regulations setting procedures for the construction, changes and replacement of radio access devices exempt from building permits, were enacted. Although these regulations reflect previous judicial limitations placed upon the Company's ability to make changes and replace radio access devices prior to their enactment, they also introduce a new licensing procedure that may further reduce the Company's ability to construct new radio access devices based on such exemption.

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
Although the wholesale market was formally applicable to Hot's infrastructure as well, Hot's infrastructure has been effectively excluded from the wholesale market up until 2018. The Ministry of Communications resolved not to interfere with the tariffs Hot has set for its wholesale telephony service and in December 2019 published a public hearing proposing to set fix tariffs (rather than the current traffic volume dependent tariffs) for Hot's internet infrastructure wholesale services, which are lower than Hot's current retail tariffs

After Bezeq breached its obligation to offer wholesale telephony service the Ministry of Communications allowed Bezeq to postpone the provision of the service for a period of 14 months, from July 2017 until August 1, 2018. In July 2019, the MOC published a public hearing proposing to set maximum fix tariffs (rather than the current traffic volume dependent tariffs) for infrastructure internet service over Bezeq's fiber optic infrastructure, higher than those set for Bezeq's current maximum tariffs over its copper cables infrastructure.

Further, in January 2016, the Ministry of Communications announced its intention to annul Bezeq and Hot's structural separation as part of its plan to ensure massive investment in fiber optics infrastructure in Israel. In December 2016 the Ministry of Communications informed Bezeq that it intends to hold a public hearing regarding a possible annulment of the corporate separation and thereafter the structural separation in the Bezeq group. In February 2019, Bezeq filed a petition with the Supreme Court of Justice, against the MOC, requesting the immediate cancellation of the structural separation imposed on Bezeq. In January 2020 the MOC notified the court that recommendations by a team nominated with the task of reviewing the structural separation in Bezeq and Hot will be submitted in four months period and a resolution may be given by the MOC at a later date. In April 2019, the MOC resolved to further relax Hot's structural separation allowing marketing of Hot and its subsidiaries' services to medium – large business customers without any limitations.

An amendment to the Communications Law applies certain wholesale obligations on all landline operators, including the Company and requiring all landline operators to grant all other landline operators access to their passive infrastructure (except IBC's passive infrastructure over the Israeli Electric Company's infrastructure), the terms of which (with the exclusion of Bezeq and Hot whose terms are set by the regulator) will be negotiated by the parties.

In February 2020, the MOC announced the retrospect reduction of wholesale services tariffs previously set by the MOC for usage of Bezeq's current copper cable based infrastructure and an update mechanism for 2019-2020 tariffs. Such reduction shall result in the return of sums previously paid by us to Bezeq and set off of additional sums against future payments to Bezeq for such services, during 2020.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 33 - Regulation and Legislation (cont'd)

C.
In July 2019, the Israeli Ministry of Communications published a frequencies tender including for 5G services. The tender is to include 30MHz in the 700MHz frequencies band, 60MHz in the 2600MHz frequencies band and 300 MHz in the 3500-3800 MHz frequencies band. The frequencies shall be allocated for a period of 10-15 years. The tender will be open for MNOs only, other than 100MHz in the 3500-3600 MHz frequencies band which will be open for any contender. New contenders may only provide specific 5G services. MNOs sharing a network shall provide a joint bid (subject to the tender committee's prior approval) The tender further sets maximum frequency allocation per network / new contender, coverage, timeline and quality requirements for winning certain frequencies. The tender also includes certain leniencies and performance based incentives.

D.
In November 2019, a joint team of the Israeli Communications and Treasury Offices and the Competition Authority, tasked with examining the need for updating fiber-optic deployment and service obligations of landline operators who own their own infrastructure (and under current regulation are required to universally deploy each network they deploy) and the need for deployment incentives in areas where no deployment obligations be determined, after economic viability tests, published its recommendations for public hearing. These recommendations include the following:

o	Under reasonable scenarios, no economic viability exists for one company's universal deployment.
o
Bezeq will not be subject to universal deployment requirement in regards to deploying fiber-optics but would rather select the areas in which to deploy its fiber-optics and in those areas Bezeq will be obligated to provide service to all homes within 5 years.

o
A trust established by the State of Israel for that purpose (the "Trust") will conduct tenders to subsidize deployment of fiber-optic by Bezeq's competitors in areas where Bezeq chooses not to deploy fiber-optic ("Non-Bezeq Areas"), based on economic viability and efficiency. The winner would be obligated to provide wholesale services to other competitors at wholesale rates. Bezeq may not participate in the tenders nor acquire wholesale service in those areas (though its subsidiaries may do so). The winner of the subsidy tender may use Bezeq's infrastructure in the Non-Bezeq Areas for rates significantly lower than the current wholesale rates. Only the winner will be entitled to the subsidy.

o
Subsidy will be funded through additional 0.5% tax levied on all Israeli communications license holders revenues for the previous year (including Bezeq), whose annual revenues exceed NIS 10 million, as of 2022 and until all household in Israel are connected to fiber-optic. The funds will be managed by the Trust.

o
Bezeq may not deploy fiber-optic in Non-Bezeq Areas for three years from the date of each respective subsidy tender for that area. Nonetheless, Bezeq may update its original deployment obligation by up to 10% and so long as such Non-Bezeq Area was not being chosen as an area to receive subsidy by the Fund.

o	Bezeq's obligations regarding its already existing infrastructure shall remain unchanged.
o	Adoption of the recommendations requires, among others, changes to applicable legislation and licenses.
o	Hot Telecom L.P.'s universal deployment obligations are still under examination of the joined team.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 33 - Regulation and Legislation (cont'd)

E.
The MOC has informed the Company that it has received an instruction from the International Telecommunications Union to commence a process to accord the frequencies used by Israeli cellular operators with European standards. As a result, the Company and another cellular operator that use some frequencies according to American standards, were required by the MOC to migrate to frequencies compatible with international standardization for our region. In March 2020 the MOC determined such replacement shall be effected as follows: phase 1 - our current 2x10 850MHZ frequencies will be reduced and replaced with other 2x5 MHz 850MHZ frequencies on June 1, 2020; phase 2 - at a later date to be determined and as soon as possible, the Company will be awarded 2x5 MHz in the 800 frequencies; phase 3 - at a later date to be determined, the aforesaid 850MHz and 800MHz frequencies will be replaced with other 2x10 MHz in the 800 frequencies; additional frequencies may be allocated to us for limited periods during the transition period. The MOC noted that the Company may use an interim leniency (currently until March 2021) to the Planning and Building Law, allowing, under certain conditions, replacement of cell sites without obtaining a building permit. The MOC will further consider allocating partial 800MHz or 900 MHz frequencies tender revenues, if such tenders are executed, to expedite such frequencies replacement.

Note 34 - Related Parties

A.          Balance sheet

	December 31,	December 31,
	2018	2019
	NIS millions	NIS millions
Current assets	3	5
Current liabilities	1	2
Long-term loans for equity accounted investees (including current maturity)*	-	147

   * Debentures balance held by related parties, which includes debentures held for the benefit of the public, through, among others, provident funds, mutual funds and pension funds, as of December 31, 2019 and 2018, is NIS 10 million par value linked to the CPI and NIS 8 million par value linked to the CPI, respectively.

In addition, the Company provided shareholder loans indirectly provided to IBC in total amount of NIS 147 million. For additional details, see Note 8.

B.	Transactions with related and interested parties executed in the ordinary course of business at regular commercial terms:

	Year ended December 31,
	2017	2018	2019
	NIS millions	NIS millions	NIS millions
Income:

Revenues	13	12	30

Expenses:

Cost of revenues and other	16	13	10

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 34 - Related Parties (cont'd)

In addition to the transactions below, the Company completed the transaction for the sale of the company's independent fiber-optic infrastructure in residential areas, to IBC, for the sum of approximately NIS 181 million. For additional details see Note 31 (H).

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

In addition to their salaries, the Group also provides non-cash benefits to executive officers (such as a car, medical insurance, etc.).

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

Executive officers also participate in the Group’s share option program (see Note 22, regarding Share-Based Payments).

Key management personnel compensation is comprised of:

	Year ended December 31,
	2017	2018	2019
	NIS millions	NIS millions	NIS millions
Short-term employee benefits	6	4	4
Share-based payments	1	1	-

	7	5	4

In January 2020, after the end of the reporting period, the Company's Board of Directors decided to grant options to MR. Avi Gabai the CEO of the Company. For additional detail, see Note 22.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 35 - Operating Leases

Non-cancelable operating lease rentals are payable as follows:

December 31,
2018
NIS millions
Less than one year	283
Between one and five years	435
More than five years	23
741

During the year ended December 31, 2018, NIS 284 million was recognized as expenses in respect of operating leases in the consolidated statements of income (2017 NIS 280 million).

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

Note 36 – Subsequent events

Binding MOU to purchase Golan telecom

In February 2020, the Company, Golan's shareholders and Golan entered a binding memorandum of understanding, or MOU, for the purchase of Golan's entire share capital, for the sum of NIS 590 million, to be paid in cash in two installments: the sum of NIS 413 million upon completion of the transaction and the sum of NIS 177 million within 3 years from completion thereof. The Company will issue and deposit 8.2 million shares of the Company with a trustee (the "Escrowed Shares"). The Escrowed Shares may be sold in order to finance the deferred payment including upon an acceleration event (as set out in the MOU). In addition, on the closing date, the Company shall pay Golan's shareholders: (a) an amount equal to the cash and cash equivalents of Golan Telecom as of the closing date minus any financial indebtedness; (b) NIS 7.58 million per month for the period between the closing date and December 31, 2020; and (c) return on investments made by Golan Telecom in the 5G shared network from the date the MOU was signed and until the transaction is completed.

The transaction includes standard and customary conditions and representations and is subject to the completion of due diligence by the Company without negative findings having an adverse material effect over the value of the Company in comparison to the information provided prior to signing of the MOU, receipt of regulatory approvals and material third parties' approval and absence of material adverse change to Golan's condition (as defined in the MOU). The parties shall negotiate a detailed agreement but are bound by the MOU whether such agreement is entered or not. In case the conditions for the completion of the transaction are not met until December 31,2020, the MOU or detailed agreement, as the case may be, shall expire.

The Company cannot guarantee that the conditions for the completion of the transaction shall be met, including receipt of the required approvals.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 36 – Subsequent events (cont'd)

Update on the Corona virus measures and possible implication

The Company update on the impact of the Corona virus and the related containment measures by the Israeli government on its operations and results of operations:

There has been substantial decrease in international travel due to the Corona virus, which has had an adverse effect on the Company's roaming services (inbound and outbound) and if continues for a long duration, will result in a material adverse effect on our roaming revenues and results of operations.

In addition, the Israeli government published various regulatory requirements for Corona virus containment in Israel, including, as of mid-March 2020, the prohibition on public gathering and any unnecessary outing from one's home, including the closure of malls and other non-essential leisure establishments and substantial reduction of presence in the workplace. Following such instructions, the Company closed its points of sale and walk in centers and substantially reduced its calling center personnel (excluding technical support) and other personnel not essential for the continued proper operation of its networks and provision of its services. Such measures, if continued for a long duration, will have a material adverse effect on the Company's sales of services and handsets and results of operations.

Further regulatory requirements for potential and established Corona virus patients to enter quarantine may result in material adverse effects to the Company's operations, including customer service, sales, installation of the Company's landline services, deployment, operation and maintenance of its networks, if multiple employees and outsource personnel shall be prohibited from attending their positions.

The effects of the Corona virus if continue for a long duration, may also result in shortage of equipment and suppliers failing to supply the Company with handsets, set-top boxes, network elements, spare parts or other equipment required for its networks operation and upgrade or sale and repair of handsets, all of which may have an adverse effect on the Company's results of operations.

As part of the global effects of the Corona virus on the capital markets, the Company debentures yield have increased substantially and general capital markets activities have significantly slowed or halted. If such effects continue and for the duration they so continue, it will adversely affect the Company's access to additional debt and/or capital.

The Company is taking measures in order to mitigate such adverse effects, by reducing its expenses and investments during the Corona virus pandemic, including by reducing its sales operations and by sending a large quantity of employees on unpaid leave.

The Corona virus situation continues to evolve and it is difficult to predict the duration it will affect the Company's operations and therefore the effect on its operations.

Credit for IBC

In March 2020, IBC entered an agreement with an Israeli financial institution, under which IBC shall be awarded a credit line of up to NIS 350 million, to be repaid until December 31, 2032, to further its business operation, including deployment of fiber-optic infrastructure in Israel. The agreement includes customary commercial terms and conditions. In addition, the partnership jointly held by the Company and Israel Infrastructure Fund undertook to provide IBC with an additional investment of NIS 50 million before 2021 year end.