Form 20-F
period 2020-12-31
Cellcom Israel Ltd.
filed 2021-04-28
CIK 1385145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from___________ to __________________

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

Liat Menahemi Stadler, 972-52-9989595 (phone), 972-98607986 (fax), LIATME@cellcom.co.il, 10 Hagavish Street, Netanya 4250708, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, par value NIS 0.01 per share	(CEL)	New York Stock Exchange (“NYSE”)*1

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

* We voluntarily delisted our ordinary shares from the NYSE on February 8, 2021.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of December 31, 2020, the Registrant had outstanding 162,775,715 Ordinary Shares, par value NIS 0.01 per share.
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
☒  Yes    ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer , or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company”  in Rule 12b-2 of the Exchange Act:
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 762(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:
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
Unless we indicate otherwise, U.S. dollar translations of the NIS amounts presented in this annual report are translated for the convenience of the reader using the rate of NIS 3.215 to $1.00, the representative rate of exchange as of December 31, 2020 as published by the Bank of Israel. The translation is for the convenience of the reader only, and it does not represent the fair value of the translated assets and liabilities.

Trademarks

We have proprietary rights to trademarks used in this annual report which are important to our business. We have omitted the “®” and “™” designations for certain trademarks, but nonetheless reserve all rights to them.  Each trademark, trade name or service mark of any other company appearing in this annual report belongs to its respective holder.

Industry and Market Data

This annual report contains information about our market share, market position and industry data. Unless otherwise indicated, this statistical and other market information is based on statistics prepared by the Ministry of Communications of Israel and Sapio Research & Development. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. We have not independently verified the accuracy of market data and industry forecasts contained in this annual report that were taken or derived from these industry publications.

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

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.           SELECTED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, the notes thereto, the independent registered public accounting firms’ report and the convenience translation of the consolidated financial statements as of and for the year ended December 31, 2020 into U.S. dollars solely for the convenience of the reader, included elsewhere in this annual report.

The selected data presented below under the captions “Income Statement Data” and “Statement of Financial Position Data” for, and as of the end of, each of the years in the five-year period ended December 31, 2020, are derived from the consolidated financial statements of Cellcom Israel Ltd. and subsidiaries. The consolidated financial statements as of December 31, 2019 and 2020 and for each of the years in the three-year period ended December 31, 2020, and the report thereon, are incorporated by reference into this annual report. Data for 2017 and 2016, and the selected consolidated balance sheet data as of December 31, 2018, 2017 and 2016, have been derived from our previously reported audited consolidated financial statements, which are not included in this annual report. The selected financial data should be read in conjunction with our consolidated financial statements and accompanying notes and “Operating and Financial Review and Prospects” appearing in Item 5 of this annual report, and are qualified entirely by reference to such consolidated financial statements.

The information presented below under the caption “Other Data” contains information that partly is not derived from the financial statements.

For your convenience, the following tables also contain U.S. dollar translations of the NIS amounts presented at December 31, 2020, translated using the rate of NIS 3.215 to $1.00, the representative rate of exchange on December 31, 2020 as published by the Bank of Israel.

	Year Ended December 31,
	2016	2017	2018	2019	2020	2020
	(In NIS millions, except where indicated otherwise)					(In US$ millions)
Income Statement Data:

Revenues	4,027	3,871	3,688	3,708	3,676	1,144
Cost of revenues	2,702	2,680	2,661	2,725	2,800	871
Selling and marketing expenses	574	479	567	610	580	180
General and administrative expenses and credit losses	420	426	360	329	357	112
Other income (expenses), net	21	42	1	(20)	38	12
Operating profit	348	328	101	24	(23)	(7)
7Financing expense, net	188	175	171	144	172	54
Tax benefit(tax on Income)	(10)	(40)	6	23	39	12
Losses of equity	-	-	-	(10)	(14)	(4)
Net income (loss)	150	113	(64)	(107)	(170)	(53)
Basic earnings (loss) per share (in NIS)	1.47	1.11	(0.58)	(0.90)	(1.11)	(0.35)
Diluted earnings(loss) per share (in NIS)	1.47	1.10	(0.58)	(0.90)	(1.11)	(0.35)
Weighted average ordinary shares used in calculation of basic earnings per share (in shares)	100,604,578	100,654,935	107,499,543	118,376,455	153,751,724	153,751,724
Weighted average ordinary shares used in calculation of diluted earnings per share (in shares)	100,698,306	100,889,661	107,499,543	118,376,455	153,751,724	153,751,724

Statement of Financial Position Data:

Cash and cash equivalents	1,240	527	1,202	1,006	719	224
Working capital	1,074	692	1,269	933	370	114
Total assets	6,662	6,087	6,749	7,162	7,157	2,226
Total equity	1,340	1,441	1,677	1,887	1,880	584

Other Data:
Adjusted EBITDA(1)	858	884	687	940	918	286
Capital expenditures	382	550	647	562	547	170
Dividends declared per share	-	-	-	-	-	-
Net cash from operating activities	781	774	770	1,036	993	308
Net cash used in investing activities	(364)	(644)	(631)	(560)	(1,015)	(316)
Net cash from (used in) financing activities	62	(843)	537	(672)	(265)	(82)
Cellular Subscribers (in thousands)(2)	2,801	2,817	2,851	2,744	3,204
Churn rate of cellular subscribers(4)	42.4%	45.8%	43.2%	48.8%	40.2%
Cellular ARPU (in NIS)(5)	63	57	51	51	47	15
Internet customers (households) (end of period) (in thousands)(3)	156	222	269	278	293	-
TV customers (end of period) (in thousands) (3)	111	170	219	258	252

_________________________
(1)
Adjusted EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net (excluding gain from the sale of a subsidiary and expense related to employee retirement plans); income tax; depreciation and amortization and share based payments. Adjusted EBITDA includes other revenues (costs) that are part of our current activity, such as interest revenue in respect of sale transactions in installments and costs in respect of a voluntary retirement plan. We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our significant debt), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with property, plant and equipment. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of our profitability or liquidity.  Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses.  In addition, adjusted EBITDA, as presented in this annual report, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

The following is a reconciliation of net income to adjusted EBITDA:

	Year Ended December 31,
	2016	2017	2018	2019	2020	2020
	(In NIS millions)					(In US$ millions)

Net income (loss)	150	113	(64)	(107)	(170)	(53)
Financing expense, net	150	175	171	144	172	54
Other expenses (income),net (excluding expense related to employee retirement plans and gain from the sale of a subsidiary );	8	(1)	-	10	(3)	(1)
Losses of equity				10	14	4
Tax benefit (tax on income) income	10	40	(6)	(23)	(39)	(12)
Depreciation and amortization	534	555	584	898	924	288
Share based payments	6	2	2	8	20	6
Adjusted EBITDA	858	884	687	940	918	286

As from January 1, 2019 we apply International Financial Reporting Standard 16, Leases (hereinafter: “IFRS 16” or “the standard”), see note 3-O to our financial statements.

(2)
Cellular subscriber data refers to active subscribers. One subscriber means one cellular number. We use a six-month method of calculating our cellular subscriber base, which means that we add post-paid subscribers to our subscriber base upon their joining our services and prepaid subscribers upon charging a prepaid card and we deduct subscribers from our subscriber base after six months of no revenue generation and activity on our network. For prepaid subscribers, as of the first quarter of 2019, 'no activity' includes only incoming SMS within our network. As of the fourth quarter of 2020, we do not include data-only subscribers in our active subscribers base. As of the end of the first quarter of 2019 and until the third quarter of 2020, 'we didn't include data-only subscribers with data usage smaller than 0.5 Gigabyte or producing less than NIS 1 of accumulated revenues over a period of six months . The six-month method is, to the best of our knowledge, consistent with the methodology used by other cellular providers in Israel though the general methodology is different among the operators with the main difference relating to the data-only subscribers counting method. The 2017 cellular subscriber base includes subscribers added as part of our purchase of the operations of an Israeli Mobile Virtual Network Operator, or MVNO, during the third quarter of 2017. As of the third quarter of 2018, we add data only subscribers to the cellular subscriber base only upon first use instead of at the time of joining our service as was done until the change. This change did not have a material effect on  prior data only subscriber data. The changes executed at the end of the first quarter 2019, resulted in the deletion of 153,000 subscribers from our cellular subscriber base. The 2020 cellular subscriber base includes Golan Telecom Ltd., or Golan's, subscribers, following Golan's acquisition by the Company in August 2020 and as of the fourth quarter of 2020, no longer includes data only subscribers. The change relating to data only subscribers resulted in the exclusion of approximately 427,000 subscribers from our cellular subscriber base.

(3)
Internet and TV customers refer to active subscribers. Internet households receive end-to-end internet service, including infrastructure (based on the wholesale landline market or IBC Israel Broadband Company (2013) Ltd.'s, or IBC's infrastructure) and connectivity services. As of the first quarter of 2020, Cellcom tv light application holders are included in the subscriber base only from activation date. As a result we deleted approximately 14,000 subscribers from our TV subscriber base. In the second quarter of 2020 a subscriber was no longer included in the TV subscriber base from the date we receive a deactivation notice whereas beforehand, a subscriber was deleted only upon returning the service supporting equipment. As a result, we deleted approximately 5,000 subscribers from our TV subscriber base.

(4)
Churn rate is defined as the ratio between the total number of voluntary and involuntary deactivations of cellular subscribers and cellular subscriber becoming inactive in a given period and the number of active cellular subscribers at the beginning of the period.  Churn rate data is excluding the above mentioned removals of subscribers.

(5)
Average monthly revenue per cellular subscriber (ARPU) is calculated by dividing the average monthly revenues from cellular services by the average number of active cellular subscribers.  Cellular revenues include, among others, roaming services and hosting and network sharing services revenues and monthly subscription revenues from repair services , but revenues from sales of handsets (which for purposes of this report may include other types of cellular end user equipment, such as tablets) and non-subscription repair services carried out on a random basis are not included.  We and industry analysts treat ARPU as a key performance indicator of a cellular operator because it is the closest meaningful measure of the contribution to service revenues made by an average subscriber. The 2019 and 2020 ARPU were positively affected by the respective elimination / non-inclusion of subscribers during 2019 and 2020. The non-inclusion of data subscribers as of the fourth quarter of 2020, resulted in an increase of NIS 0.5 in the ARPU for the year 2020.

We have set out below the calculation of cellular ARPU for each of the periods presented:

	Year Ended December 31,
	2016	2017	2018	2019	2020	2020
	(In NIS millions, except number of subscribers and months)					(In US$ millions)
Revenues	4,027	3,871	3,688	3,708	3,676	1,144
less revenues from equipment sales	994	952	904	932	879	273
less other revenues*	881	949	1,061	1,102	1,137	354
Revenues used in cellular ARPU calculation	2,152	1,971	1,723	1,674	1,660	517
Average number of cellular subscribers	2,832,407	2,797,341	2,826,013	2,752,871	2,926,233	2,926,233
Months during period	12	12	12	12	12	12
Cellular ARPU (in NIS, per month)	63	57	51	51	47	15

*	Other revenues include revenues from other communications services mainly fixed-line revenues and repair services.

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

The Israeli telecommunications market is highly competitive in many of its elements. The competition level has increased substantially in recent years, following the entry of additional competitors and regulatory changes alleviating entry barriers and transfer barriers, which the MOC continues to advance. This led to price competition and erosion, high churn rate and high subscriber acquisition costs and adverse effects to our revenues and profitability. The current level of competition in most of the markets in which we operate and aggressive price plan offerings by our competitors are expected to continue. See also the "Competition" section under “Item 4. Information on the Company - B. Business Overview","—Competition – Fixed-line Segment– Internet infrastructure and Connectivity Business" and "– Telephony Business". Should the current level of competition in the cellular market continue, it will continue to adversely affect our results of operations. Any of the following developments materializing in our market, may result in increased competition and further materially adversely affect our profitability:

•	tariffs maintained at their current level or decreasing even further, including as part of a bundle;

•
services provided by our competitors not in line with the wholesale market criteria and not enforced by the MOC; unfavorable pricing harming our ability to provide competitive bundles or change of current regulation to a less favorable one; or further escalation of the competition by Bezeq and Hot, such as Hot continuing to decrease its retail services and lack of 'margin squeeze' prevention regulation and Bezeq commencing the sale of fiber-optic infrastructure service, given their dominance in the landline market, or if Bezeq or Hot commence providing fiber-optic internet infrastructure services . See also "Item 4. Information on The Company –B. Business Overview – Government Regulations – Fixed-line Segment – Landline";

•
annulment or further relaxation of the structural separation imposed on each of the Bezeq and Hot groups or further consolidation of  Bezeq's subsidiaries and their operations, given their dominance in the landline telephony and infrastructure markets and TV market and the strong financial support of Bezeq. See also "Item 4. Information on The Company –B. Business Overview – Competition - Communications groups and structural separation"; "-Government Regulations – Fixed-line Segment – Landline";

•
entrance of new competitors, including major global and local companies, to any of the markets we operate in, , or complementary services becoming competitive to our services, or the entry of existing competitors to additional markets or segments where they are currently not or less active, or competitors operating under substantially different regulation, detrimental to our operations,. See "Item 4. Information on The Company –B. Business Overview – Network and Infrastructure – Cellular Segment – Spectrum allocation" and "– Competition";

•
if current ability to self-provide communications services is substantially wider, including through an unlicensed third party; provision of better coverage than that provided by MNOs through the usage of several networks; or if non-universal cellular services would be allowed by certain entities;

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

•
our inability or failure to purchase additional frequencies or to purchase frequencies in an amount equal to our competitors or in a sufficient amount, or to make the necessary investments in our networks or in our business in general, in order to maintain our competitive standing, given our financial situation or otherwise. See "- Our operating results, profitability and cash flow have decreased significantly in the past several years, resulting in loss. Further decline may adversely affect our financial condition" and "We may be adversely affected by the significant technological and other changes in the telecommunications industry" below;

•	regulatory or technological changes facilitating even further transfer of customers among operators;

•
some of our competitors may be able to obtain better access and terms of engagement with international suppliers or foreign carriers, than we do, due to their affiliation with international groups or exclusivity arrangements;

•
if our services are adversely affected by, or we are required to bear the costs of, a frequencies change or frequencies reduction, which do not affect our competitors. See "We may be adversely affected by the significant technological and other changes in the telecommunications industry" below; or

•	if malfunctions or cyber attacks harm our communications services and our image.

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

Further, our business and results of operations could be materially and adversely affected by new legislation and decisions by regulators or the courts that:

•
approve the annulment or further relaxation of the structural separation requirements imposed on the Bezeq and Hot communications groups. See also "– We face intense competition in all aspects of our business" below and "Item 4. Information on The Company – B. Business Overview "-Competition";

•
set unfavorable regulation regarding tariffs, including high tariffs for wholesale services, increasingly so in light of the rapidly growing demand for data capacity for both internet and television services; or fail to install sufficient mechanisms to prevent Bezeq and Hot from reducing their retail tariffs and thereby reducing the difference between the wholesale and retail tariffs ("margin squeeze"), or fail to enforce regulation with respect to the landline wholesale market adversely affecting our competitive capabilities; See also "Item 4. Information on The Company – B. Business Overview "-Competition" and "– Government Regulations – Fixed-line Segment – Landline";

•
award our competitors certain benefits and leniencies. See also "Item 4. Information on the Company – B. Business Overview – Competition", "– Government Regulations – Cellular Segment” and thereunder: – Mobile Virtual Network Operators" and "Government Regulations – Fixed-line Segment";

•	do not renew our licenses (or renew them on terms that are not favorable to us);

•
allocating frequencies used by us to other operators or limit our usage thereof or demand that we return frequencies allocated to us or use less frequencies than previously allocated to us, or not allow us to obtain additional frequencies, as such become necessary, or do so under unfavorable terms or less favorable or at a smaller quantity than our competitors, or demand that we change frequencies on an unreasonable timetable or bear the costs of such an exchange;

•
set deployment requirements for our network, when using new frequencies, requiring us to make substantial investments, without regard to their economic viability nor to our financial situation; see "Our regulatory and business environment, our operating results, profitability and cash flow have decreased significantly in the past several years, resulting in loss.  Further decline may adversely affect our financial condition" and "We may be adversely affected by the significant technological and other changes in the telecommunications industry "below and "Item 4. Information on the Company – B. Business Overview –– Network and Infrastructure – Cellular Segment – Spectrum allocation;"

•
lower entry barriers and  encourage additional competitors to enter the communications market , reducing requirements for obtaining a license or a permit  to provide communications services, which may further increase the competition in the market;

•
substantially widen the current ability to self-provide communications services, including through an unlicensed third party; provision of a better coverage than that provided by mobile network operators, or MNOs, through the usage of several networks; allow the provision of non-universal cellular service;

•	impose new safety or health-related requirements;

•
impose additional restrictions or requirements with respect to the construction and operation of cell sites or the networks (see "We may not be able to obtain permits to construct and operate cell sites" below);

•
impose restrictions or demand we meet additional requirements on the provision of services or products we provide or regulate or otherwise intervene with the terms under which we advertise, market, price or provide them to our subscribers, including in respect of existing agreements;

•
set higher service standards or costly requirements relating to the service we provide our customers, both in relation to our network quality and coverage and our customer service, including response times at our call centers;

•	set a timetable for the implementation of new requirements in our license or other legislation which we cannot meet;

•	impose a stricter policy or set stricter regulation with respect to privacy protection, including for commercial activities by us or for the benefit of third parties;

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

Our operating results, profitability and cash flow have decreased significantly in the past several years, resulting in loss. Further decline may adversely affect our financial condition.
As a result of substantial and continuing changes in our regulatory and business environment, our business results, profitability and cash flow decreased significantly over the past several years and in 2018, 2019 and 2020, resulted in loss. Further decline may adversely affect our financial condition. The main factors leading to the continued decrease in our results of operations were regulatory developments intended to increase competition in the Israeli communications market, which resulted in significant erosion in the prices charged for the provision of cellular services. Should the aggressive competition in the various markets in which we operate continue and given our large amount of debt and the additional investments we are required to make in relation to the 2020 frequencies tender, our results of operation and financial condition may be adversely affected and we may be prevented from making the investments necessary in order to maintain  our competitive standing and potential future growth, and we may be required to raise additional debt on unfavorable terms.

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

We have experienced difficulties in obtaining some of these consents and permits, particularly in obtaining building permits for cell sites from local planning and building authorities. As of December 31, 2020, we operated a small portion of our cell sites without building permits or applicable exemptions and approximately 33% of our cell sites without building permits in reliance on an exemption from the requirement to obtain a building permit, mainly for radio access devices. In October 2018, regulations setting procedures for the construction, changes and replacement of radio access devices exempt from building permits were enacted. These regulations reflect previous judicial limitations placed upon our ability to make changes and replace radio access devices and also introduce a new licensing procedure that further reduces our ability to construct new radio access devices based on such exemption. This may adversely affect our existing networks and our networks' build out, more so in light of the necessity to support the new frequencies we won in the 2020 frequencies tender (see "Item 4. Information on The Company – B. Business Overview –– Network and Infrastructure – Cellular Segment – Spectrum allocation").  In addition, the Ministry of Justice expressed an opinion that such regulations and the exemption do not relate to the radio access devices' ancillary equipment and related legal proceedings are awaiting the court's decision. The exclusion of the ancillary equipment from the exemption, if adopted, could adversely affect our existing networks and our networks' build out.

 Additionally, District Court rulings adopted a narrower interpretation of the exemption, including in regards to 'rooftops' to which the exemption may be applied and other legal proceedings, including such claiming an extraordinary usage permit is required in certain circumstances, await the court's decision.

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

If we are unable to obtain or rely on exemptions from obtaining or to renew building or other consents and permits for our existing cell sites or other facilities, or if the Plan is changed to include additional restrictions and requirements on the construction and operation of cell sites, it could adversely affect our existing network and its build-out, delay the deployment of our networks, negatively affect the extent, quality and capacity of our network coverage and our ability to continue to market our products and services effectively, all of which may have a material adverse effect on our results of operations and financial condition.

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

Alleged health risks relating to non-ionizing radiation generated from cell sites and cellular devices may harm our prospects

Handsets, accessories and various types of cell sites are known to be sources of non-ionizing radiation emissions and are the subject of an ongoing public debate and concern in Israel. Radio frequency electromagnetic fields were classified by the International Agency for Research on Cancer (an agency of the World Health Organization) as possibly carcinogenic to humans (Group 2B), based on an increased risk for glioma, a malignant type of brain cancer associated with wireless phone use, and research is being conducted in regards to cellular handsets use and cancer and other health risks. Recommendations to take precautionary measures when using cellular handsets were published by the Israeli authorities and in March 2020, the international committee for protection from radio frequency radiation updated its guidelines for protection from radio frequency radiation. While, to the best of our knowledge, the handsets that we market comply with the applicable legislation that relate to acceptable “specific absorption rate,” or SAR, levels, we rely on the SAR levels published by the manufacturers of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers’ approvals refer to a prototype handset, we have no information as to the actual level of SAR of the handsets throughout the lifecycle of the handsets, including in the case of handset repair. See also “Item 4. Information on the Company – B. Business Overview – Government Regulations – Cellular Segment – Handsets”.

Health concerns regarding cell sites have caused us difficulties in obtaining permits for cell site construction and obtaining or renewing leases for cell sites If health concerns regarding non-ionizing radiation increase further, or if adverse findings in studies of non-ionizing radiation are published, non-ionizing radiation levels are found to be higher than the standards set for handsets and cell sites, we may be subject to health-related claims for substantial sums. Consumers may also be discouraged from using cellular handsets and regulators may impose additional restrictions on the construction and operation of cell sites or handset and accessories marketing and usage. As a result, we may experience increased difficulty in constructing and operating cell sites and obtaining leases for new cell site locations or renewing leases for existing locations, or be exposed to property depreciation claims; and we may lose revenues due to decreasing usage of our services and be subject to increased regulatory costs. We have not obtained insurance for these potential claims. An adverse outcome or settlement of any health-related litigation against us or any other provider of cellular services could have a material adverse effect on our results of operations, financial condition or prospects.

The unionizing of our employees may impede necessary organizational and personnel changes, result in increased costs or disruption to our operation.

From 2015 we have been a party to several collective employment agreements with our employees' representatives and the Histadrut, an Israeli labor union and in April 2021, we entered into a new collective agreement. The collective agreements have consistently increased our employment costs. The agreement defines employment policy and terms in various aspects, including payments to the employees, procedures relating to manning a position, change of place of employment and dismissal, including management's and the employees' representative's respective authority with regards to each. As a result, our day-to-day operations and our ability to execute organizational and personnel changes is more limited, cumbersome, costly and lengthy, and requires more management attention that would otherwise be available for our ongoing business. On several occasions, the Histadrut announced a labor dispute at the Company and on one occasion the employees' representatives commenced a sudden and unlawful strike which ended the following day. Our subsidiary Golan is a party to a different collective agreement, valid until October 2022.

Further disagreements with the employees' representatives or an inability to reach a new collective employment agreement, may trigger work stoppages or other disruptions to our operation and an adverse impact on our services or customer service, changes may fail to be executed or be executed in a materially different way than planned, resulting in substantially lower savings than expected or requiring materially increased employment costs. Increased costs, inability or limited ability to make organizational and personnel changes, as well as work stoppages or other disruption to our operations and limitations on management's discretion, may damage the efficiency and quality of our operations, and may lead to damage to our reputation, increased customer churn, loss of market share and reduced profitability.

We are exposed to, and currently are engaged in, a variety of legal proceedings, including class action lawsuits.

We provide services to millions of subscribers on a daily basis. As a result of the scope and magnitude of our operations, as well as the multitude of pricing plans for stand-alone and bundles of services, the large amount of usage data our information systems need to process and record with relation to our subscribers according to their respective pricing plans, the frequent and multiple changes to our operation and pricing plans due to regulatory changes or in response to the changing market conditions, and the involvement of thousands of sales and customer service representatives in the sale process and after sale contacts with our existing or prospective customers - all increasing the risk of discrepancies occurring between a pricing plan and the information processed by our internal information systems or inadequate information provided, despite our continued efforts to the contrary - we are subject to the risk of a large number of lawsuits, including class action suits by consumers and consumer organizations. These actions are costly to defend and could result in significant judgments against us, which may materially and adversely affect our financial results. We are currently engaged in dozens of purported class action suits as a defendant, many of which are for substantial amounts. For a summary of certain material legal proceedings against us, see “Item 8 – Financial Information - A. Consolidated Statements and Other Financial Information –Legal Proceedings”.

We employ thousands of employees and are therefore subject to the risk of employee lawsuits, including class action suits by employees.

We are subject to the risk of intellectual property rights claims against us, in relation to our products and services including TV service and other content related services, we purchase from third party content providers. These claims may require us to initiate or defend protracted and costly litigation, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages or may be required to obtain licenses for the infringing product or service, which, if in substantial sums, could harm our results of operations. If we cannot obtain all necessary licenses on commercially reasonable terms, we may be forced to stop using or selling the products and services.

Our operations are dependent on complex technology and information systems.

Our operations are dependent on a number of complex technological and information systems, including billing systems. The occurrence of malfunctions in such complex and ever changing and expanding systems is inevitable. In addition, we are in the process of developing and implementing a unified customer relation management, or CRM, system for both our cellular and fixed-line operations, which may result in larger expenditures than anticipated, require significant management attention that would otherwise be available for our ongoing business, or lead to unforeseen operating difficulties and malfunctions. A malfunction in any of our systems which severely impacts our ability to provide products and services to our customers or adequately bill them, may result in loss of revenues to us, may adversely impact our brand and service perception, and expose us to legal claims and regulatory sanctions, all of which may adversely affect our results of operations.

Cyber attacks impacting our networks or systems could have an adverse effect on our business.

Cyber attacks, including through the use of malware or ransomware, computer viruses, dedicated denial of services attacks, credential harvesting and other means for obtaining unauthorized access to or disrupting the operation of our networks and systems and those of our suppliers, vendors and other service providers, could have an adverse effect on our business. Cyber attacks against companies, including Cellcom Israel, have increased in frequency, scope and potential harm in recent years. Cyber attacks may cause equipment failures, loss, disclosure, access, usage, corruption, destruction or the appropriation of information, including sensitive personal information of customers or employees, or valuable content and technical and marketing information, as well as disruptions to our or our customers’ operations. Further, the perpetrators of cyber attacks are not restricted to particular groups or persons. These attacks may be committed by company employees and agents, advertently or inadvertently, or by external actors operating in any geography, including jurisdictions where law enforcement measures to address such attacks are unavailable or ineffective, and may even be launched by or at the behest of nation states. The preventive actions we take to reduce the risks associated with cyber attacks, including protection of our systems and networks, may be insufficient to repel or mitigate the effects of a major cyber attack in the future, as they become more sophisticated and harder to repel.

The inability to operate our networks and systems or those of our suppliers, vendors and other service providers as a result of cyber attacks, even for a limited period of time, may result in significant expenses to us, loss of market share to other communications providers, lost revenues from business interruption and civil and administrative litigation and proceedings. The potential costs associated with these attacks could exceed the insurance coverage we maintain. Further, certain of our businesses, such as those offering security solutions and infrastructure and cloud services to business customers, could be negatively affected if our ability to protect our own networks and systems is called into question as a result of a cyber attack. Any of these occurrences could damage our reputation and could further result in material adverse effect on our results of operation or financial condition.

There are certain restrictions in our licenses relating to the ownership of our shares.

Our cellular license restricts ownership of our ordinary shares and who can serve as our directors, as follows:

•
our founding shareholder (or its transferee or transferees, if approved in advance by the Ministry of Communications as “founding shareholders”), currently, DIC, Koor Industries Ltd. (wholly owned by DIC), or Koor and Mega Or Holdings Ltd., or Mega Or, must own at least 26% of each of our means of control;

•
Israeli citizens and residents among our founding shareholders (or their approved transferees), currently Mega Or, must own at least 5% of our outstanding share capital and each of our other means of control;

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

The telecommunications market is known for rapid and significant technological changes and requires ongoing investments in advanced technologies in order to remain competitive. We estimate that data traffic will continue to rapidly grow in the future on both cellular and landline networks. To meet the growing demand for cellular data traffic, we are required, among other things, to continue our investment in our 4G network, invest in 5G network and to continue the upgrade of our transmission network to allow larger capacity and higher data speed rates. To meet the growing demand for landline data traffic and find more cost effective alternatives for the capacity we purchase from Bezeq who owns a widespread landline broadband infrastructure, we have invested in deploying our own infrastructure, invested in IBC and entered an indefeasible right of use agreement with IBC for its network (see also "Item 4. Information on the Company – B. Business Overview – Network and Infrastructure – Fixed-line Segment – Fixed-line Infrastructure – Investment in IBC and sale of fiber-optic infrastructure to IBC"). Such endeavors are both costly and require management attention which could have been directed elsewhere.

Further, in March 2020, the MOC determined that the replacement of our and another operator's 850 MHz frequencies with frequencies compatible with international standardization for our region will be effected in several phases. Currently, our 2x10 850MHZ frequencies were reduced and replaced with other 2x5 MHz 850MHZ frequencies; in the next phase - at a later date to be determined, the MOC will enable us to receive a 800 frequencies band and the final phase  - at a later date to be determined, the aforesaid 850MHz frequencies band will be annulled and instead we will be offered another band in the 800 frequencies.  Such replacement, will involve material investments in our networks, including the replacement of radio equipment in the majority of our cellular sites.

Some of the frequencies we use were allocated to us for a limited period, including the frequencies we and our sharing partner won in the 2020 frequencies tender and the frequencies originally allocated to Golan. In a public hearing published by the MOC in December 2020, in relation to the shutting down of 2G and 3G networks in Israel, the MOC opined that our 2G and 3G frequencies' allocation shall terminate on 2022 and the MOC consider extending such allocation until 2025, in line with the timeline proposed in the hearing for the shutting down of the networks. The MOC shall further consider allocation of such frequencies thereafter, including by conducting a tender or extending the present allocation. In addition, The MOC may further decrease the frequency band allocated to us under the 2020 frequency tender, or demand that we share it with other operators, after the lapse of four years from its allocation. If the MOC doesn't extend our 2G and 3G frequencies or if alternate frequencies aren't allocated to us, or if our new frequencies bands under the 2020 frequency tender are reduced or shared with other operators, we may not be able to maintain our quality of services.   In addition, the frequencies we and our sharing partner won in the 2020 frequencies tender require us to make substantial investments in purchasing the frequencies and in our networks, including building new cell sites and making changes to the majority of the existing ones. The difficulties in obtaining the required consents and permits, may prevent us from meeting the deployment requirements set in our license which may entitle us to performance based incentives, as well as expose us to additional litigation and such litigation's consequences. See also "We may not be able to obtain permits to construct and operate cell sites".

Furthermore, the frequencies won by our sharing partner, shall be available for usage by us subject to conditions agreed with the sharing partner, including with regards to their usage period, and after such frequencies are no longer available to us, we may not have sufficient frequencies to maintain prior quality.

See "Item 4. Information on the Company – B. Business Overview –– Network and Infrastructure – Cellular Segment – Spectrum allocation" and "Network sharing agreement", including with regards to our dispute with Xfone.

If we fail to compensate for increased expenses or investments (especially in comparison to our competitors, not all of which will be required to make similar investments or pay increased expenses), due to, among other things, the competitive environment, our results of operations may be materially adversely affected.

Transferring to new technologies and using new equipment, such as our transfer to a new OTT TV services platform, exposes our systems and services to malfunctions, whether due to malfunctions not discovered and resolved in the new technology or equipment or whether due to the transfer process itself.

Our handsets profitability have decreased and may decrease further.

Handsets sales account for a substantial portion of our revenues and profitability. In recent years additional competitors have entered the handset market and increased the competition in this market, which has contributed to the decrease in our profitability from handsets. The variety of marketing channels we use, including the increased part of transactions using our digital platform also led to a decrease in our profitability in 2020. Continuance of this trend or additional changes to this market, including the entry of additional competitors, including domestic and international retailers, changes of distribution channels or customers purchasing habits, inability to continue to market certain suppliers' products, which account for a big part of our sales (such as Samsung and Apple, which currently account for the majority of our sales, may materially adversely affect our handset profitability and our profitability in general. See also "We face intense competition in all aspects of our business." Further, if the Corona virus effects and regulatory restrictions on our operations continue for a long duration, they would adversely affect our handset sales and profitability therefrom. See "The Corona virus may adversely affect our results of operations.

Our network sharing agreement consideration constitute a significant portion of our revenues

Consideration from our network sharing agreement with Xfone is material to our results of operations. If the sharing agreement is terminated or its terms are changed such that payments to us are under the agreement are materially reduced or payments are not made to us over a period of time, for any reason whatsoever, it may lead to a material adverse effect on our results of operations. For details regarding breach of the sharing agreement by Xfone, notification of termination of the agreement by Xfone and legal proceedings the Company has initiated, see "Item 4. Information on the Company – B. Business Overview –– Network and Infrastructure – Cellular Segment – Network sharing agreement".

Our substantial debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability

As of December 31, 2020, our total indebtedness and long-term loans were approximately NIS 3,349 million ($1,042 million), with our net debt at approximately NIS 2,276 million ($708 million). For additional details see "Item 5. Operating and Financial Review and Prospects.  – B. Liquidity and Capital Resources – General". The terms of our debentures and other credit facilities currently permit us to incur additional indebtedness (subject in some cases to certain limitations). Our substantial debt could adversely affect our financial condition by, among other things:

•	increasing our vulnerability to adverse economic, industry or business conditions;

•	limiting our flexibility in planning for, or reacting to, changes in our industry and the economy in general;

•
requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, thus reducing the funds available for operations and future business development, such as investing in the upgrade of our networks, as well as for dividend distribution; and

•	limiting our ability to obtain, or resulting in less favorable terms and pricing for, additional financing to operate, develop and expand our business or for refinancing existing debt;

Israeli institutional investors must follow certain procedures and requirements before investing in non-governmental debentures. As a result, our indentures include certain limitations and covenants, including a covenant not to issue additional debentures if it involves a rating downgrade, certain financial covenants, negative pledge, cross default, limitation on the distribution of dividends, obligation to pay additional interest in case of certain rating downgrades. For details regarding such limitations and covenants see "Item 5. Operating and Financial Review and Prospects.  – B. Liquidity and Capital Resources – Debt Service". These limitations are expected to apply to any additional debt incurred by us. These procedures, limitations and covenants limit our freedom to conduct our business, may impose additional costs on us and may limit our ability to borrow additional debt from Israeli institutional investors as well as adversely affect the terms and price of such debt raising. Further, future increases of the interest rates may increase costs for future debt raising.

In August 2019 our rating in relation to our debentures traded on the Tel Aviv Stock Exchange, or TASE was downgraded to ilA and our rating outlook was maintained at “negative”. Any further downgrade in our rating, and any adverse change in our financial results, including any increase in our Net Leverage (defined in our indentures and other credit facilities as the ratio of net debt to EBITDA during a period of 12 consecutive months, excluding one-time events), may adversely affect the terms and price of debt raised.

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

We rely on certain suppliers for key equipment and services. We do not own a widespread infrastructure in the landline market for the private sector and are dependent on infrastructure providers.

We depend upon a small number of suppliers to provide us with key equipment and services. For example, Nokia Networks Israel, or NSN, provides our GSM/GPRS/EDGE/UMTS/HSPA/LTE core system, radio access network and related products and services; LM Ericsson Israel, or LM Ericsson, supplies part of our radio access network and related products and services based on UMTS/HSPA technology .

We are further dependent on infrastructure providers for our internet connectivity, broadband infrastructure for the private sector (using the landline wholesale market and our IRU agreement with IBC), International Long Distance calls, or ILD, landline telephony (using Voice over Broadband, or VOB, technology), and OTT TV services. Those providers include Bezeq and Hot, which provide broadband infrastructure in Israel, TI Sparkle Ireland Telecommunications Ltd. and TI Sparkle (Israel) Ltd., or collectively TI Sparkle and Tamares Telecom Ltd., which connects the Israeli internet network to the global internet network, as well as Israeli telephony, via an underwater communications cable. We are dependent on Bezeq for the provision of our wholesale broadband infrastructure services (as IBC's infrastructure is more limited in scope). We are further dependent on IBC with regards to the infrastructure service we have committed to purchase from IBC in the next 15 years (10% of IBC's 'home pass'), which in turn is dependent on Bezeq for the deployment of its infrastructure using Bezeq's infrastructure. See also "Item 4. Information on The Company – B. Business Overview – Fixed-line Segment".

In addition, our cellular end-user equipment sales have been dominated in recent years by Apple and Samsung products. See "Item 4. Information on the Company – B. Business Overview – Cellular Segment – Handsets" for additional details.

Kaltura Europe Ltd. provides our TV content management platform, Vubiquity Management Ltd., or VU, provides us international content and content operation services for our OTT TV services. RGE Group Ltd., or RGE, ONE Sport TV services Ltd., or ONE, and Charlton Ltd., or Charlton, each provides us with unique sports content. The Israeli  Public broadcasting corporation, or the Broadcasting Corporation, Keshet Broadcasting Ltd., or Keshet, and Reshet Media Ltd., or Reshet, provides us each with a license to use content on our TV service. Netflix International B.V., or Netflix, and Amazon Europe Core S.a.r.l., or Amazon, provide our TV customers with access to their variable content, including direct access to the Netflix and Amazon services from our set-top box.  Israeli copyrights organizations provide us usage rights in content for our music and TV service.

We rely on agreements with foreign carriers to provide cellular roaming capabilities to our cellular subscribers and ILD services to our cellular and landline subscribers.

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

Further, the Coronavirus may result in suppliers failing to supply us with equipment or services required for our continued operation, such as maintenance and construction of our network, due to absence of personnel, all of which may have an adverse effect on our results of operations.

Our investment in new businesses involves many risks.

We have invested and expect to continue to invest in exploration and development of new business opportunities in order to extend and complete our capabilities and offerings, such as the investment in IBC, the purchase of Golan, and our offerings in the Internet of things (IOT) field. .

Such endeavors may involve significant risks and uncertainties. Because these new ventures are inherently risky, no assurance can be given that such strategies and offerings will be successful and will not materially adversely affect our reputation, financial condition, and operating results. Moreover, entry into such new ventures may trigger increased competitive pressure by the incumbent providers of competing services on our core business, aiming at preventing our efforts to compete with them at the relevant market

The Coronavirus may adversely affect our results of operations

The Coronavirus was declared a global pandemic by the World Health Organization in March 2020. As of March 2020, the State of Israel (similar to many additional countries) took significant steps in an attempt to prevent the spread of the virus. Among these steps were, restrictions on citizens’ movement and employment, restrictions on gatherings and events, restrictions on commercial activity, the closure of borders between states, the closure of places of culture and leisure, and a considerable reduction of the presence of employees in workplaces. These restrictions led to a significant decrease in both inbound and outbound international tourism and to a significant adverse effect on our roaming revenues in 2020. We expect there to also be a substantial adverse effect on our roaming revenues in the near future, as long as the restrictions on the movement of outbound and inbound tourists continue.

Similarly, as a result of the restrictions on commerce and the closure of shopping malls and retail centers, we closed our points of sale and service centers during the lockdowns.

Continued restrictions and other adverse effects of the Coronavirus on us and the market in general, including on the financial condition in Israel and around the world, the scope of unemployment, the scope of private consumption, the concern of a local or global recession, or a renewed outbreak of the virus, may adversely affect our operations.

Risks Relating to Operating in Israel

We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel.

Our operations, our network, our customers and some of our suppliers are located in Israel.  Accordingly, political, economic and military conditions in Israel may directly affect our business.  Any armed conflicts, terrorist activities or political instability in the region or hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations, including due to a decrease in the number of tourists visiting Israel and increasing criticism of Israel in the international community (such as the increasing international pressure to boycott Israeli companies, including through the United Nations' Human Rights Council "name and shame list", especially when such companies operate in territories held by Israel in Judea and Samaria, as we and other Israeli operators are required to do under our license). Further, a substantial part of our network and information systems is located within range of missile strikes from the Gaza Strip and Lebanon. Any damage to our network or information systems may damage our ability to provide service, in whole or in part or otherwise damage our operation and could have an adverse effect on our business, financial condition or results of operations.

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

Our largest shareholder, Koor, holds approximately 46.1% of our outstanding ordinary shares, as of March 31, 2021 (of which 5% are held (through a lending transaction which DIC recently informed of its termination) by two shareholders, which are considered joint controlling shareholders with Koor).  The market price of our ordinary shares could decline as a result of future sales by Koor or other existing shareholders or the perception that these sales could occur. Sales may be made pursuant to a registration statement, filed with the U.S. Securities and Exchange Commission, or the SEC, pursuant to the terms of a registration rights agreement or otherwise, or in reliance on an exemption from or transaction not subject to the registration requirements of the Securities Act, including the exemptions provided by Rule 144. Any decline in our share price could also make it difficult for us to raise additional capital by selling shares.

In addition, we may issue additional options for a price lower than our market price, which could, in turn, decrease our share price as well. See "Item 5. Operating and Financial Review and Prospects.  – B. Liquidity and Capital Resources – General".
In addition, under our 2015 option plan, options and Restricted Stock Units, or RSU, are subject to vesting schedules but vesting will be accelerated upon certain events including any sale or other disposition of all, or substantially all, of our outstanding shares. As of December 31, 2020 we had 14,493,651 shares reserved for issuance upon the exercise of options and RSUs. See "Item 6. Directors, Senior Management and Employment – E. Share Ownership –Share Incentive Plans".

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

In February 2007 we listed our shares on the NYSE and in July 2007 we dual listed our shares on the Tel Aviv Stock Exchange and began applying the reporting leniencies afforded under the Israeli Securities Law to companies whose securities are listed both on the NYSE and the TASE. On February 8, 2021 we voluntarily delisted our shares from trading on the NYSE and have commenced reporting in accordance with the reporting obligations under the Israeli Securities Law applicable to reporting corporations in Israel which are not dual-listed. Our shares continue to be registered in the United States in accordance with the provisions of the United States securities laws and therefore, we will continue to be subject to the reporting obligations under the U.S. Securities Exchange Act of 1934, as amended, in addition to the reporting obligations under Israeli Securities Law, for as long as our shares remain so registered.

As of March 31, 2021, Koor, wholly owned by DIC, held approximately 46.1% of our share capital (including through being joint controlling shareholder together with two shareholders of 5% of our outstanding share capital held by them through a lending transaction as of January 2018 which DIC recently informed of its termination) and the voting rights in respect of an additional approximately 2.1% of our share capital.
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

In 2017, our network sharing and hosting agreements with Golan and Xfone, and a third agreement combining the 4G network arrangements in the previous two agreements into a three-way agreement  came into force and in August 2020, following our acquisition of Golan's share capital, our sharing agreement with Golan and the three-way agreement came to an end. For details of our network sharing and hosting agreement, see "B. Business Overview – Network and Infrastructure – Cellular Segment – Network sharing agreement" below.

In 2019, we completed an investment transaction in IBC, a communications company supplying communications infrastructure services using fiber-optics it deploys, including on the Israeli Electricity Company, or IEC's electricity network, and sold our fiber-optic infrastructure in residential areas to IBC.

In August 2020, we completed the acquisition of Golan's share capital, for the sum of approximately NIS 613 million.

In February 2021, we completed another investment transaction in IBC, with Hot becoming a partner to our investment. For details see "Item 4. Information on the Company – B. Business Overview – Network and Infrastructure – Fixed-line Segment – Fixed-line Infrastructure – Investment in IBC and sale of fiber-optic infrastructure to IBC".

We hold a general license for the provision of cellular telephone services in Israel, granted by the Ministry of Communications in 1994 and valid until 2022. We also hold a unified general license for the provision of fixed-line services, granted by the MOC in 2015 and valid until 2026. Golan's unified licenses, both for its fixed line and cellular services, were granted by the MOC in 2020, are valid until 2023.

The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. The Company's website address is www.cellcom.co.il. The information contained on, or that can be accessed through, the Company's website is not part of, and is not incorporated into, this Annual Report.

   Principal Capital Expenditures

Our accrual capital expenditure in 2018, 2019 and 2020 amounted to NIS 648 million, NIS 562 million and NIS 547 million, respectively. Accrual capital expenditure is defined as investment in fixed assets and intangible assets, such as investments in our communications networks, information systems, software and TV set-top boxes and capitalization of part of the customer acquisition costs as a result of the adoption of IFRS15.

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

Services and Products

Cellular Segment

Services

We are the largest provider of cellular communications services in Israel based upon number of subscribers and estimated market share as of December 31, 2020. As of December 31, 2020, we provided cellular communications services to approximately 3.2 million subscribers in Israel with an estimated market share of 31%. We offer a broad range of cellular services, including cellular telephony services and additional features such voice mail, cellular fax, call waiting, call forwarding, caller identification and conference calling; text and multimedia messaging; data services (download and upload); international roaming services (inbound and outbound); value added services such as cyber security, anti-virus and back-up services. To our business customers we offer additional services, such as work force and vehicles management applications and IOT solutions, such as "smart city" end-to-end cellular and fixed line solutions. We also offer repair services on most handsets we offer. Not all services are supported by all handsets or by all of our networks.

We are constantly considering and evaluating the possibility of introducing additional products and services to our customers.

We offer our cellular subscribers a variety of pricing plans and bundles, including combining cellular services with other communications services our group offers, such as internet infrastructure service and connectivity, long distance telephony and TV service. We offer two methods of payment: post-paid and pre-paid. Post-paid services are offered to subscribers who are willing to pay for our services through banking and credit arrangements, such as credit cards and direct debits. Pre-paid services are offered to cellular subscribers who pay for our services prior to obtaining them, usually by purchasing our “Talkman” pre-paid cards or “virtual” Talkman cards. The majority of our sales are post-paid.  In line with regulation, our pricing plans do not include a commitment to purchase our services for a predefined period, other than in large business agreements.

We provide national roaming services to Xfone, under our Sharing Agreement and we provide the Joint Corporation services as a subcontractor. See "-Networks and Infrastructure - Network sharing agreement" below.

 Handsets

We sell a wide selection of handsets (which for purposes of this report may include other types of communications and electronic end-user equipment, such as tablets, smart watches, lap-tops, gaming consoles, loudspeakers and headphones). We offer a variety of installment plans for handsets, with consideration to be paid for one or several installments, as per the customer's choice. The vast majority of our handset sales in 2019 and 2020 have been by Samsung and Apple. The handset models we sell offer Hebrew language displays in addition to English, Arabic and Russian (in most of the models). For details regarding end user equipment repair services see "Customer Care" below.

               Fixed line Segment

Our main fixed line services include our internet infrastructure (for private customers based mostly on the landline wholesale market and IBC's fiber-optic infrastructure and for business customers based on our landline infrastructure) and connectivity services, OTT TV services, ILD services, landline telephony services and transmission services (for business customers). We also offer bundles of these services. Additional services include transmission and data services to selected business customers and telecommunications operators (including transmission revenues from Xfone according to the network sharing agreement), using our fiber-optic infrastructure and complementary microwave links, IP switchboard services, operation and management of business telecommunications systems and tailored made communications solutions, including supporting equipment and maintenance service, data protection and IOT solutions such as "smart city" end-to-end cellular and fixed line solutions. Some services are cloud based. We also offer end-user fixed-line equipment.

In line with regulation, our pricing plans do not include a commitment to purchase our services for a predefined period, other than in large business agreements.

We are constantly considering and evaluating the possibility of introducing additional products and services to our customers.

Internet infrastructure and Connectivity

We are a major provider of internet connectivity services. Prior to the formation of the landline wholesale market, the Israeli internet market was characterized by a separation between the internet infrastructure providers (mainly Bezeq and Hot) and the internet connectivity service providers. Consequently, the internet customer was required to enter into a contractual arrangement with both types of these providers. The infrastructure provider is responsible for the connection of the customer from his computer or other device to the infrastructure provider's operator. The internet service provider is responsible for providing access to the customer from the infrastructure provider's operator, through its own network, to the local and global internet network. As of May 2015, we provide end-to-end internet service (infrastructure and connectivity) using Bezeq's infrastructure and more recently, over IBC's fiber-optic infrastructure (previously our independent fiber-optic internet infrastructure). We sell internet infrastructure services bundled with internet connectivity, as well as with our other services. We also offer supporting equipment and support services for such equipment. For details regarding the landline wholesale market see "Business Overview – Competition – Fixed-line Segment – Landline" and "Government Regulation – Fixed-line Segment – Landline".

As of December 31, 2020, we provide end-to-end internet service, to approximately 293,000 households.

In addition, we offer our internet subscribers value added services, such as data protection services and to our business customers we also offer connectivity integration solutions and global communications solutions.

OTT TV services

 As of December 2014, we offer OTT-TV services, branded 'Cellcom tv' mostly to private customers. Cellcom tv is an hybrid OTT-DTT TV service provided to the Israeli market. The service includes a bundle of linear channels and other commercial channels and Video on Demand library subscription (SVoD). Pay per view movies (TVOD) and additional channels for an additional subscription are also available. Our TV services further includes a music streaming service and additional advanced features such as cloud recording and a 'catch up'  feature allowing content aired in the previous week, for a highly competitive price. Cellcom tv service can generally also be accessed by smartphones, tablets, Smart TV and additional TV services' equipment like Apple TV and Android TV devices (TV anywhere). Our VoD catalogue and linear channels offer international and local content from top content suppliers. As of December 31, 2020, we provide OTT TV services to approximately 252,000 households.

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
 Networks and Infrastructure

Cellular Segment

General

We have built an extensive, durable and advanced cellular network system, enabling us to offer high-quality services to substantially the entire Israeli populated territory, while using a cost-effective design, utilizing shared components for our networks, where applicable. We seek to satisfy quality standards that are important to our subscribers, such as high voice quality, high data throughput rate, low “blocked call” rate (average rate of call attempts that fail due to insufficient network resources), low “dropped call” rate (average rate of calls that are terminated not in the ordinary course) and deep indoor coverage. Therefore, we have made substantial capital expenditures and expect to continue to be required to make substantial capital expenditures on our network system.

Cellular Infrastructure

Our cellular network has developed over the years since we commenced our operations in 1994.

Our “fourth generation” LTE, or Long Term Evolution technology, was launched in 2014, offers data throughput of up to 150 Mbps on the downlink path and up to 50 Mbps on the uplink path and with the addition of the frequencies we won in the 2020 frequency tender, up to 400 Mbps and 70 Mbps, respectively. Our LTE network covers most of the population of Israel and supports the majority of data traffic on our networks. Voice services are provided through our 3G network. Once we operate Voice Over LTE (VOLTE) service allowing voice calls on 4G network, voice calls shall gradually transfer from our 3G network to our 4G network. After winning additional 4G frequencies in the 2020 frequency tender we intend to continue the deployment of this network in support of the new frequencies, in order to enable higher data throughput rate. The average throughput indicator is not set in our license. Our 4G network is shared with Xfone and operates in Multi Operation Core Network, or MOCN, mode.

Our “third generation” UMTS/HSPA+, or high-speed packet data access, technology, offers full interactive multimedia capabilities with current data rates of up to 42 Mbps on the downlink path and up to 5 Mbps on the uplink path and supports the majority of voice calls  traffic on our networks. In 2020 we intend to continue to support the demand for data traffic, while maintaining its quality of service. This network, considered to be a “3.9” technology, uses the same core as our GSM/GPRS/EDGE network and covers substantially all of the populated territory in Israel. Moreover, our UMTS/HSPA+ network supports types of services that require higher throughput and lower delay, such as video conferencing, and provides an adequate fallback for our LTE network by means of smart features and network load sharing. Our “second generation” GSM/GPRS/EDGE network allows for voice calls, data transmission and multimedia services, although at slower speeds than our LTE and UMTS/HSPA+ networks, and covers substantially all of the populated territory in Israel. Our GSM/GPRS/EDGE technology is an advanced second-generation technology and considered to be a “2.75G” technology.  It enables us to deliver multimedia and services at speed rates that are higher than the rates offered through regular “second generation” digital cellular technology.  Packet data rates vary from 50 Kbps to 200 Kbps, depending mainly on handset capabilities. In addition, in the case of coverage gaps and for voice services supported by our GSM/GPRS/EDGE technology, the network provides a partial voice fallback for our LTE and UMTS networks.

In 2020 we commenced deployment of our "fifth generation" NR 5G network in selected areas and intend to continue to do so in the coming years. The 5G network is based on an advanced technological standard (78N), allowing higher data download and upload of up to 1.3 Gbps and 120 Mbps, respectively, in a 100 Mhz frequency band. As such, it is expected to allow wider usage for IOT technologies solutions.

Our primary objective going forward is to continue to support the demand for data traffic on our UMTS/HSPA+, while maintaining its quality of services, and to continue deploying our LTE network, including with new additional 4G frequencies and deployment of 5G network in selected areas, and to continue to perform extensive optimization work to provide our subscribers with maximum capability to support video and other broad-bandwidth content. See "Item 3. Risk Factors – We may be adversely affected by significant technological and other changes in the telecommunications industry".

In December 2020, the MOC published a public hearing, in relation to the shutting down of 2G and 3G networks in Israel by 2025 year-end. This step, if executed, will allow us to save operating expenses for these networks and use the frequencies freed, in as much as they shall remain in our possession, to enhance our 4G and 5G networks performance.

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

Our network operations center is located in our Netanya headquarters. Our network monitoring system provides around-the-clock surveillance of our entire network. The network operations center is equipped with sophisticated systems that constantly monitor the status of all switches and cell sites, identify failures and dispatch technicians to resolve problems. Operations support systems are utilized to monitor system quality and identify devices that fail to meet performance thresholds.  These same platforms generate statistics on system performance such as dropped calls, blocked calls and handoff failures. In addition, we have a duplicate back-up center in a separate location and a disaster recovery plan, or DRP, for all our engineering and information systems. The DRP also provides our network with additional advantages, including increased capacity in some cases and also provides us better durability and resilience. We also adopted a business continuity plan and a disaster recovery plan to ensure our ability to continue our operation in emergency situations in accordance with our license.

Spectrum allocation

Spectrum availability in Israel is limited and is allocated by the Ministry of Communications through a licensing process. We have been allocated 2 X 5 MHz in the 850 MHz frequency band use by our 3G network, 2 X 25 MHz in the 1800 MHz frequency band (out of which 3MHz were allocated in 2015 for a period of 10 years and 5MHz were originally allocated to Golan and upon completion of its purchase by us – to us, for a period of 3 years from the closing of the transaction), which are used by our 4G network and our 2G network and 2 X10 MHz  in the 2100 MHz frequency band used by our 3G network.  In the 2020 frequency tender, we were allocated 2X5 MHz in the 700 MHz frequency band and 2X10 MHz in the 2600 MHz frequency band both, for a period of 15 years and 2X80 MHz in the 3500-3600 frequency band, for a period of 10 years. For the frequencies we and Xfone won in the 2020 frequency tender, we and Xfone shall pay the MOC the sum of NIS 115 million in 2022. The MOC may further decrease the frequency band allocated to us under the 2020 frequency tender or demand that we share it with other operators, after the lapse of 4 years from its allocation. Our other frequencies allocated to us for the duration of our license.

 The shared 4G network further use additional 2X5 MHz in the 1800 MHz frequency band, allocated to Xfone. In the 2020 frequency tender, Xfone further won 5MHz in the 700 MHz frequency band and 10 MHz in the 2600 MHz frequency band for a period of 15 years and 20 MHz in the 3500-3600 MHz frequency band for a period of 10 years. Those frequencies have not yet been allocated to Xfone. We were allocated temporarily and for a limited use, 5 MHz in the 700 frequency band and 10 MHz in the 2600 frequency band designated to be allocated to Xfone under the 2020 frequency tender. The frequencies won by our sharing partner, shall be available for usage by us subject to conditions agreed with Xfone, including with regards to their usage period. Should such frequencies cease to be available to us, we may not have sufficient frequencies to maintain our current level of service. In this Case, we shall be required to request the MOC to finitely allocate us the frequencies temporarily allocated to us, or other frequencies, as the case may be. See "– Network sharing agreement" for additional details.

We pay frequency fees to the State of Israel.

Following an instruction from the International Telecommunications Union to commence a process to accord the frequencies used by Israeli cellular operators with European standards, we and another cellular operator that use some frequencies according to American standards, were required by the MOC to migrate to frequencies compatible with international standardization for our region. In March 2020 the MOC determined such replacement shall be effected in several phases. Currently, our 2x10 850MHZ frequencies were reduced and replaced with other 2x5 MHz 850MHZ frequencies; in the next phase - at a later date to be determined, the MOC will allocate us a 800 frequencies; and in the final phase 3 - at a later date to be determined, the aforesaid 800MHz frequencies will be replaced with another band in the 800 frequencies. The MOC will further consider allocating partial 800MHz or 900 MHz frequencies tender revenues, if such tenders are executed, to expedite such frequencies replacement.  Such replacement will involve material investments and replacement of radio equipment in the majority of our cellular sites.

In a public hearing published by the MOC in December 2020, in relation to the shutting down of 2G and 3G networks in Israel, the MOC opined that our 2G and 3G frequencies' allocation shall terminate on 2022 and the MOC shall consider extending such allocation until 2025, in line with the timeline proposed in the hearing for the suiting down of the networks. The MOC shall further consider allocation of such frequencies thereafter, including by conducting a tender or extending the present allocation.

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

Network sharing agreement

In March and April 2017 the following sharing agreements came into effect – (1) the 4G network sharing and 2G and 3G hosting services agreement with Xfone (which commenced operating in the cellular market in April 2018), (2) the 3G and 4G network sharing and 2G hosting services agreement with Golan, which ended upon completion of Golan's acquisition by us,  and (3) an agreement combining the relevant 4G network sharing arrangements of the Xfone agreement and the Golan agreement into one three-way agreement. This agreement also ended upon completion of Golan's acquisition by us.

The Xfone sharing agreement, or the Sharing Agreement, sets the terms under which the 4G shared network operates and the terms under which 2G and 3G hosting services shall be provided to Xfone, including:

o
Usage of the parties' relevant frequencies, management and operation by a separate entity, or the Joint Corporation,  possession of equal parts of the shared network active elements, investment in equal parts in future active elements and IRU of each sharing party to the other sharing party and IRU by us to  Xfone and the Joint Corporation to our passive elements of the shared network, services provided by us to the Joint Corporation, as a subcontractor and certain arrangements for separation of the parties and adding another sharing party.

o
The Sharing Agreement is for a term of ten years, and will be extended for additional periods, unless either party notifies otherwise. In addition to standard termination causes, Xfone may terminate the Sharing Agreement by prior written notice if it decides to cease operating in the cellular market in Israel.

o
The annual consideration to be received by us under the Sharing Agreement includes three components: (1) payment for the IRU in our passive elements of the shared network; (2) payment for Xfone's share in the active elements of the shared network, prior to the Sharing Agreement and its share in future active elements purchased since the Sharing Agreement; and (3) payment for current operating costs of the shared network and our 2G and 3G networks,  depending on Xfone's number of subscribers and their usage of the shared network and our 2G and 3G networks.  Notwithstanding, during a period of up to five years beginning April 2018, Xfone will be entitled to replace its payments for IRU to the passive network and operating costs with a monthly payment per subscriber, but in any case not less than certain minimum annual amounts (ranging between approximately NIS 20 million in the first year and approximately NIS 110 million in the fifth year). The revenues attributed in the Company's financial statements in respect of such sharing agreement for the year 2020, totaled approximately NIS 67 million.

In November 2020, Xfone stopped paying us under the Sharing Agreement and thereafter paid part of the monthly consideration for the months August - December 2020. Xfone raised several arguments regarding its unwillingness to pay the consideration set forth in the Sharing Agreement. Xfone has also argued that Golan’s acquisition by us and its conversion into an MVNO (while terminating Golan's general cellular license and ending the three-way agreement) constituted breach of the agreements with it and on January 31, 2021, Xfone sent a notice of termination to the agreements, for their alleged fundamental breach by us. We utterly reject Xfone’s termination notice of the Sharing Agreement and arguments, which we estimate, were made in order to alter the terms of the Sharing Agreement. On February 8, 2021, we filed a claim for enforcement of the Sharing Agreement including payment of Xfone’s debts to that date (for the sum of NIS 34 million) against Xfone and its controlling shareholder, Mr. Hezi Bezlael, a motion for a temporary injunction that prohibits Xfone from executing the termination of the Sharing Agreement or from engaging in an agreement that contradicts the Sharing Agreement and a motion for temporary foreclosure on funds belonging to Xfone up to a total of NIS 34 million. An ex parte temporary foreclosure order was given that same day which was extended on February 24, 2021 to also include funds held by Xfone's parent company (Xfone 018 Ltd.). On March 3, 2020, the claim was amended to include the parent company as an additional defendant. On February 17, 2019, it was agreed, upon the court recommendation with respect to our motion for a temporary injunction, and while each party maintains all of its arguments, that in the period until March 17, 2021, Xfone would not engage in a contradicting agreement, we would continue charging Xfone under the same commercial terms as we had until then, and Xfone would bear the payment for the services to be received in that period; during that period, the parties would hold discussions through a mediator, and on March 17, 2021, they would inform the court whether to give a decision in the motion or to postpone it for an additional period. The agreements were granted validity of a court decision. On April 11, 2021, following the unsuccessful termination of the mediation, the court granted the aforementioned temporary injunction, to remain in force until the claim is decided. Xfone did not pay the monthly payments due during this period for the months of December 2020 and January 2021.

Failure to pay the consideration set forth in the Sharing Agreement by Xfone, or its termination, may cause material adverse effect to our revenues and financial results. See. "Item 3. Risk Factors - Our network sharing agreement consideration constitute a significant portion of our revenues" above. The Golan Agreement was in an identical format to the Xfone Agreement (without the alternative mechanism during the first five years). The average annual consideration from Golan in the years 2017 - 2020 (until completion of Golan's acquisition) for the components described above, were in the range of NIS 180-200 million per annum.

Fixed-line Segment

Fixed-line infrastructure

We operate an SDH transmission network and a Carrier Ethernet network and expand and upgrade them from time to time. These networks cover the central populated areas in Israel and business parks and include real-time monitoring and fault management. These networks enable us to provide our business customers with telephony and high speed and high quality transmission and data services and provides us with our own wireline connectivity / backhaul services for our cellular networks while reducing our need to lease capacity from other landline operators in Israel.

Our optical transmission network is strategically deployed in order to cover the major portion of Israel’s business parks from Nahariya in the north to Beer Sheva in the south and Afula and Jerusalem in the east, consisting of approximately 1,990 kilometers. The fiber-optic network is monitored by a fault-management system that performs real-time monitoring in order to enable us to provide high quality service. In order to efficiently complete our transmission network’s coverage to the majority of our cell sites and business landline and transmission subscribers, we use a microwave network as a complementary solution in those areas that are not served by our fiber-optic network. As of December 31, 2020, we had approximately 2,617 microwave links to both our cell sites and our business landline and transmission customers.

Additional transmission capacity required for our fixed line services to business customers is leased from Bezeq and Hot. In 2019, we completed an investment transaction in IBC, the purchase of an indefeasible right of use, or IRU, in IBC's fiber-optic network and the sale of our independent fiber-optic infrastructure in residential areas - deployed since 2017, using certain physical infrastructure of Bezeq - to IBC. In 2021 we completed an investment transaction of Hot in IBC. See "- Investment in IBC and sale of fiber-optic infrastructure to IBC" below.  IBC's expanding network will allow us to reduce our costs and our dependency on Bezeq.

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

Investment in IBC and sale of fiber-optic infrastructure to IBC

Our Investment in IBC

 In July 2019 we completed an investment transaction in IBC, composed of several agreements, or the Transaction, which in addition to standard and customary conditions, include the following main points:

•
Purchaser Agreements - We and the Israel Infrastructure Fund, or IIF, entered into partnership agreements for the purchase of 70% of IBC's share capital by a jointly and equally owned limited partnership, or the Purchaser. The Purchaser Agreements contain an undertaking for an additional investment of up to NIS 200 million by both the Company and IIF, pro rata to their holdings in the Purchaser, over a period of 3 years (we have already provided IBC with the full additional investment obligation) and certain arrangements regarding dead lock situations.

•
Share Purchase Agreement, or SPA - The Purchaser, IBC, the Israeli Electric Company, or IEC and the other shareholders and main creditors of IBC entered an agreement for the purchase of 70% of IBC's share capital, through investment of the Purchaser in IBC, for a total amount of approximately NIS 110 million (of which the Company paid half) (the "Consideration"), the majority of which was in the form of a shareholders' loan (loans extended at interest rates of 4%-6% above the most senior debt). The other 30% of IBC's issued and outstanding share capital are owned by IEC.

•
Shareholders Agreement - The Purchaser and IEC (holding 70% and 30% of IBC's share capital, respectively) entered into a shareholders agreement. The agreement regulates the management of IBC, including certain arrangements regarding funding of IBC and dilution (and anti-dilution in certain circumstances) of non-participating shareholders.

•
IRU Agreement – We and IBC entered into an agreement granting us an indefeasible right of Use, or IRU to a 10-15% percentage of IBC's fiber optics 'home pass' (i.e. fiber-optic actually reaching / connected to the building; undertaking commenced at 15% and was decreased to 10% upon completion of Hot's investment transaction, as described below), as shall be deployed by IBC in the next 15 years (and may be extended to additional periods with no additional consideration other than annual maintenance payments). The IRU consideration is subject to actual IBC's 'home pass' deployment and is expected to increase each quarter based on the actual addition of 'home passes' deployed during such quarter. The IRU consideration shall be paid in 36 quarterly installations (9 years), in addition to annual maintenance payments. The IRU agreement reduced our costs in 2019-2020, by using IBC’s infrastructure instead of Bezeq and Hot’s infrastructures, as well as our investments (during such years and those expected in the future) in deploying an independent fiber-optic infrastructure in residential areas. As of December 31, 2020, IBC's cumulative amount of the Home Pass is approximately 560,000 and we have approximately 93,000 customers on the IBC infrastructure.

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

        The sale of Residential fiber-optic

Further in July 2019, we and IBC entered an agreement and completed the transaction for the sale of our independent fiber-optic infrastructure in residential areas to IBC, for the sum of approximately NIS 181 million. The consideration for the sale was financed entirely through shareholders' loans, provided to IBC by IIF and the Company. Once the sale was completed, the IRU Agreement, including our obligation to purchase percentage of IBC's fiber optics 'home pass' (as detailed above), applies to the infrastructure purchased from us.

In March 2020, IBC entered into an agreement with an Israeli financial institution, under which the financial institution extended to IBC a credit line of up to NIS 350 million, to be repaid until December 31, 2032, to further its business operation, including deployment of fiber-optic infrastructure in Israel. The agreement includes customary commercial terms and conditions. In addition, the partnership jointly held by the Company and Israel Infrastructure Fund undertook to provide IBC with an additional investment of NIS 50 million before 2021 year end, out of which the partnership has invested NIS 10 million and the balance of the amount was replaced by Hot 's Investment.

Hot's investment in IBC

      In September 2020, we and IIF entered into investment agreements with Hot (together with entities affiliated with it) to invest in IBC. Further to standard and customary conditions, the transaction includes an undertaking to substantially increase the deployment of IBC’s fiber-optic network in the forthcoming years and the following main points:

•
Investment agreements – Between the IBC partnership and Hot, in the framework of which Hot shall become an equal partner in the IBC partnership (whereby each shall indirectly hold 23.3% of IBC’s share capital) by making an investment materially equal to the investment made by each of us and IIF until the date of completing the transaction. Furthermore, the investment agreements include additional corporate governance rights and other mechanisms.

•	IRU agreement– between IBC and Hot, whereby Hot undertakes to purchase an indefeasible right of use on IBC’s fiber-optic network.

•	Services agreements – between IBC and Hot, whereby IBC agrees to purchase some services from Hot and may choose to purchase other services.

 IBC also undertakes to continue purchasing certain services provided to it by us, beyond the completion date.
The transaction was completed on February 11, 2021, after obtaining necessary regulatory approvals. The MOC's approval for the transaction included amendments to IBC’s license, including an undertaking to deploy the network whereby 1.7 million households shall have access to the network upon the lapse of 5 years, which generally reflects the contractual agreements of the transaction, as stated above, and to provide a shelf offer for any operator interested in purchasing IBC's services.

Suppliers

Cellular network equipment

In April 2014, we entered into a framework agreement with NSN Israel, of Nokia Networks group, a worldwide leading network manufacturer, for the purchase of an LTE network, which also supports LTE Advanced technology (4.5 generation) and related services. This agreement also governs the purchase and services provided under our previous agreement with NSN, in relation to our GSM/GPRS/EDGE /UMTS /HSPA core system, radio access network and related products and services. We have an option to purchase maintenance services on an annual basis until March 2030. In 2020, we purchased network core components from NSN to allow calls over 4G network (VOLTE) and radio access equipment for our joint  network with Xfone, in support of the new 4G and 5G frequencies won in the 2020 frequency tender.

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

End-user equipment

Samsung International Co. Ltd. provides us Samsung handsets and spare parts for such products, under terms, including price of products, agreed between us and Samsung from time to time. In 2020, our purchases from Samsung constituted approximately 13% of our total purchases for that period.

In October 2016, we entered into an agreement with Apple Sales International for the purchase and distribution of iPhone handsets in Israel. The agreement is in force until April 2021.

Internet infrastructure

We have entered into a number of agreements with TI Sparkle and Tamares Communications Ltd. between 2013 and 2020 for the purchase of rights of use of certain telecommunications capacities in underwater communications cables, connecting the Israeli internet network to the "entry points" of the global internet, as well as maintenance and operation services relating to these cables. The rights of use in the majority of the capacities purchased are in force until May 2032.

 We have entered into agreements with Bezeq and Hot, the primary internet infrastructure providers in the Israeli market, for the provision of our connectivity services. Due to the increase in customer demand for broadband width in recent years, we are required from time to time to increase the capacity we purchase from Bezeq and Hot, although at a lower pace than before, due to advanced efficient technologies, the wholesale market alternative for purchasing internet infrastructure services and IBC's fiber-optic alternative.

Since 2015, we have been purchasing bit-stream access (BSA) internet infrastructure services from Bezeq according to the terms of the wholesale market regulating both the service specifications and the service prices, which include a fixed component and a component based on the capacity required by us for our customers. The scope of BSA service procurement from Bezeq has increased over the years, according to the increase in our customers who purchase internet infrastructure services from us, and the increased demand by our customers for greater bandwidth (capacity), although at a lower pace in recent years due to alternatives as set forth above. For more details regarding the terms of the wholesale market, see "Government Regulations – Fixed-line Segment – Wholesale landline market" below.

For our IRU agreement with IBC, see "Investment in IBC and sale of fiber-optic infrastructure to IBC" above.

In February 2015, we entered into an agreement with Bynat Communications Computers Ltd., or Bynat, for the purchase and maintenance of an MBH transmission network by Cisco. We purchase maintenance services from Cisco. In 2020, we entered an agreement with Cisco to upgrade this network. The Group also purchases maintenance services from Cisco for the system and for other IP systems.

Other fixed-line suppliers

In June 2004, we entered into an agreement with Nortel Networks Israel (Sales and Marketing) Ltd., or Nortel, (currently, with Ribbon Communications that acquired Nortel’s operations), for the provision of our international communications switch, on which we base our ability to provide international calling service, as well as related equipment and services.

Our system for the provision of advanced cloud-based centrex services solutions to our business landline customers, is supplied by Broadsoft, Inc.

OTT TV

In 2019, we entered into an agreement with Kaltura Europe Ltd  for the provision of a new cloud-based content management platform for our OTT TV service (replacing Ericsson LM’s system for OTT TV services, we used until the end of 2020), allowing, among others functionalities, the integration, management, distribution, analysis and protection of the OTT TV content.

In 2013, we entered into an agreement with VU (which was purchased thereafter by Amdocs (Israel) Limited), or Amdocs, a leading international supplier of multiplatform video services and solutions, for the supply of international video content and content operation and management services for our OTT TV service. The Agreement is valid until the end of 2022; thereafter, it is renewable for additional periods of one year each, unless terminated by either party, subject to prior notice.

In October 2014, January 2016 and December 2016, we entered into agreements with RGE, ONE and Charlton, respectively, for the provision of sport channels, in which each of these suppliers holds exclusive broadcasting privileges. Each of the agreements is for a period of 6 to 7 years.

We entered agreements with Israeli copyright organizations for arranging the use of content in the music services and Cellcom tv service. The consideration paid to the royalties organizations varies and is set according to the market standards, based on the scope of using the rights on our services.

In October 2014 and July 2017, we entered into agreements with Keshet, Reshet and the Broadcasting Corporation, respectively, in the framework of which we received a license to use content of Keshet, Reshet, and the Broadcasting Corporation on Cellcom tv; the agreements are in force for 5 to 8 years; the agreements with Reshet and Keshet include consideration arrangements, based on the number of Cellcom tv subscribers.

Information systems

We maintain a variety of information systems that enable us to deliver customer service while enhancing our internal processes. Our billing and CRM (Customer Relations Management) systems are supported mostly internally. Our main IT suppliers are as follows:

In July 2020, we entered into an agreement with Amdocs, in the framework of which we and Amdocs shall jointly perform work to develop a CRM system that shall be owned and maintained by us, to replace the other CRM systems we use and to subsequently reduce our costs.

We use an Avaya system for managing incoming calls into our customer service call centers.

We use ERP solutions provided by SAP.

Sales and Customer Care and Marketing

Sales and customer care

We combine our sales and customer care efforts in order to maximize opportunities and achieve cost efficiency alongside accessible and quality customer service. Our customer service unit is our main channel for preserving the long-term relationship with our subscribers and we focus on customer retention through the provision of quality service and customer care. In addition, we offer our subscribers additional value-added and content services as well other communications services. We offer pricing plans, value-added services, handsets, accessories and related services using a variety of sales methods aimed at attracting new subscribers and enhancing our existing subscribers' loyalty.

We operate both though independent dealers and sales personnel we employ. All of our, and our dealers', sales, customer facing representatives go through extensive training prior to commencing their work and thereafter regularly undergo training, and review of their performance in order to assure the quality of our services and to identify areas where we can improve.

In addition, we constantly apply preventive and preemptive measures aimed at reducing churn.

In our efforts to adjust our costs to market conditions, we have closed or unified points of sale and service in neighboring locations and reduced or relocated call centers, while placing greater focus on self-service channels and proactive malfunction resolution, identifying and solving problems ahead of customer complaint. Such efforts are expected to continue in 2021 as well.

Our sales and customer care operation is conducted primarily through the following channels:

 Points of sale.  We distribute our products and services through a nationwide network of hundreds of physical points of sale, the majority of which are operated by our dealers and approximately 70 are operated independently by us.

 These points of sale generally offer the entire spectrum of products and services that we provide to our subscribers and potential subscribers and also offer handset repair service or serve as a contact point for depositing the handsets for repair and receiving the repaired handset (in the same center or at a location of their choice by a courier), with the repair services conducted in a central lab. These points of sale are mostly located in central and other frequently visited locations to provide our subscribers with easy and convenient access to our products and services.

In our efforts to enhance our presence in certain sectors in order to enlarge our potential subscriber base, we select dealers with proven expertise in marketing to such sectors.

Telephonic sales/Call centers.  We focus on providing customer service in financial matters, services, overseas plans, technical support in cellular and fixed-line worlds and telephonic sales efforts to existing and potential subscribers. Our sales representatives (both in-house and outsourced) offer our customers a variety of products and services, both in proactive and reactive interactions. Our call-center services are divided into several sub-centers such as general services; technical services; billing; sales etc.. We are constantly reviewing the effectiveness of our service and also operate a multi-function call center providing all our services. We currently operate fifteen call centers, six of which are outsourced. During peak hours our call centers have the capability to respond to 1,000 customer calls simultaneously.

Account managers.  Our business customers designated sales team maintains regular contact with our mid-sized and large accounts. We provide small and mid-sized business customers with telephonic support and sales center, a service center to our large business customers and a support center for fixed-line customers. Our expertise in the various communications areas facilitates the provision of a full and complete solution to meet our customers' needs, including tailor-made solutions, when required. Sales to larger business customers or governmental and local authorities sometimes involve participation in the customer's tender process.

Online sales/Self service. We offer our customers the ability to purchase our products and services and receive various information through our internet site. We provide our subscribers and potential subscribers with various self-service channels, such as interactive voice response, or IVR, internet site and facebook chat. These channels enable our customers, among others, make inquiries and purchase handsets on line,  monitor data usage, obtain digital monthly invoices, self-service tutorials, online assistance with internet service problems and chat with a service representative. We invest efforts in directing our customers toward self-service channels.

               Customer service for our OTT TV and internet infrastructure market services are provided also through technicians providing services at the customers' homes.

We constantly invest time and efforts making our services compatible to persons with disabilities, as required by law. We provide customers with disabilities convenient accessibility to our premises and adapted services, including text to speech services as well as support services through chat. We also train our representatives to provide accessible service to all our customers.

Marketing

Our marketing strategy emphasizes our position as a leading, fair and initiating communications group, providing value for money and able to provide a comprehensive solution for all our customers' communication needs, by offering bundles of services and a wide array of services. We believe the provision of bundles of our services strengthen loyalty and increase customer satisfaction. We aim to provide our customers a fair and quality service.

 From surveys that we conduct from time to time, we learn that subscribers base their choice of communications provider. Our marketing activities take into consideration these parameters.

We leverage our extensive interactions with our customers to provide the requested services and also to cross- and up-sell cellular and fixed-line products and services according to customer needs, usage trends and profitability, mostly by using advanced CRM system models, to increase customer satisfaction and loyalty.

Competition

Competition – General

The Israeli telecommunications market is extremely competitive in many of its areas. The level of competition significantly increased in recent years following the entry of additional competitors and regulatory changes that reduced both the barriers to entry into the field and the barriers for customers transferring among the operators. As a result, the prices for the various services we and our competitors provide eroded significantly and caused a continuous decrease in our revenues and results of operation in recent years.

The principal competitive factors in the telecommunications market include the services included in the bundle, perceived price, brand perception, perceived network quality and customer service. The variety of cellular handsets and how they meet customers' needs and the quality and diversity of television content are also factors influencing the level of competition in this market.

In response to the enhanced competition in the Israeli telecommunications market, we have implemented various steps and strategies, including:

•
executing new opportunities to maximize our advantages as a communications group, such as our successfully launched OTT TV services, internet infrastructure services through the landline wholesale services and our investment in fiber-optic through IBC and in IOT;

•	focusing on the offering of bundles of services such as our successfully launched triple play offerings, as it strengthens customer retention and enlarging customer purchases from us;

•
entering network sharing and hosting agreements with Golan and Xfone, facilitating a more efficient cost structure in relation to our networks and operations thereof and investments therein and thereafter the acquisition of Golan and strengthening our position as the largest cellular operator in Israel and our financial results;

•
investing in IBC, selling our independent fiber-optic infrastructure in residential areas to IBC and entering an IRU agreement with IBC, which reduced our costs in 2019-2020 and our dependency on Bezeq; entering investment agreements in IBC with Hot, in order to substantially increase IBC's fiber-optic deployment and in an increased pace and turn IBC into a wide alternative to Bezeq;

•	investing in our networks to ensure our ability to offer quality and advanced cellular and fixed line services, and providing our customers with advanced services, including 5G;

•	taking aggressive efficiency measures through adjustments to our head count, reducing overhead expenses and improving work processes

•	increasing sale and service activity through self-service channels, in order to increase customer satisfaction and reduce costs; and expanding product selection.

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

Communications groups and structural separation

The competition in the Israeli telecommunications market has in recent years been characterized by competition among telecommunication groups, which are simultaneously active in several arenas, although additional competitors who do not belong to any telecommunications group, do operate in the various fields. The Israeli telecommunications market is currently dominated by four communications groups: Bezeq, Hot, Partner and Cellcom. Each of the Bezeq and Hot groups are subject to certain structural separation requirements in relation to sale of bundles of services by each of them and their respective subsidiaries, as a result of being the incumbent and monopoly in their respective core business – landline and multichannel television services. Those requirements include Bezeq's obligation to offer some of the services in its bundle separately under the same terms as in the bundle, and the requirement that Bezeq allow its competitors to participate in a similar bundle (if it includes internet connectivity, VOB or ILD services) under the same terms and equally markets such bundles as its own bundle (though the second requirement does not apply to the sale of the bundle by a subsidiary of Bezeq). The same requirements apply to Hot in the case of bundles that include internet connectivity services, with respect to the internet connectivity service component of the bundle.

Following a certain relaxation of the structural separation imposed on the Bezeq group, Bezeq is allowed to offer bundles of services with its subsidiaries under certain conditions. Bezeq's subsidiaries are allowed to sell and market each other's services, including through bundles of their services. Although the Hot group is also subject to structural separation limitations between its multi-channel television, connectivity, cellular and landline services, it was allowed to offer a bundle of landline telephony, multichannel television and internet infrastructure services and under certain conditions connectivity services as well, and Hot and Hot Mobile are also allowed to sell and market each other's services and exchange information. In 2018 Bezeq partially merged the operation of its subsidiaries – Pelephone, Yes and Bezeq International - thereby reinforcing their ability to compete with our triple offering. In February 2019, Bezeq filed a petition with the Supreme Court of Justice, against the MOC, requesting the immediate cancellation of the structural separation imposed on Bezeq. The state’s position with respect to the petition is that Bezeq’s petition should be dismissed, inter alia in light of recommendations of the inter-departmental team for examining an update to the structural separation obligations in the Bezeq and Hot groups, submitted to the MOC, whereby at this time there is no room to terminate the structural separation in the Bezeq and Hot groups, and that the matter should be further examined according to changes in the market. In February 2021, Bezeq withdrew its petition upon the court's recommendation.

In April 2019, the MOC resolved to further relax Hot's structural separation allowing marketing of Hot and its subsidiaries' services to medium – large business customers without any limitations. Also, in June 2020, the MOC resolved to allow the Hot group to market certain service bundles for the private sector, starting July 15, 2020, which also include the Hot-Net connectivity provider services, under certain conditions.

In February 2021, the MOC resolved to allow the Hot group to market a bundle that would include the cellular (quattro) and ILD in addition to home internet and TV. According to the resolution, Hot would be required to obtain the MOC’s advance approval for each bundle, and with respect to bundles offered by some of the companies in the Hot group, it would also be required to offer competitors' services.

In October 2020, MOC published a public hearing regarding its intention to terminate the policy and current separation between the broadband infrastructure service and the internet connectivity service, which requires a customer interested in connecting to the internet to purchase these two complementary services. The proposed change refers solely to the private sector. In February 2021, the MOC published a secondary hearing in this matter. In the framework of the proposed policy in the secondary hearing, it is recommended to determine that Bezeq and Hot may themselves provide internet connectivity services together with infrastructure services, after the completion of a process which shall include a shelf offering to be agreed with the service providers, which includes service indicators for the wholesale market and agreed compensation for non-fulfillment thereof. In this framework, the parties shall be allocated two months, as of the resolution date, for holding negotiations on the service indicators and agreed compensation mechanism. Thereafter, the MOC would examine the shelf offering and may approve it, reject it, or amend it. After the MOC's approval, a 3 months calibration phase would begin, during which the shelf offering would be exercises without the agreed compensation part, and amendments would be made to it as necessary. At the end of the calibration phase, the MOC would announce the commencement of a 3 months preparation phase, during which the shelf offering, including the agreed compensation, would be executed. At the end of the preparation period, Bezeq and Hot would be allowed to provide internet connectivity and infrastructure services together.

Bezeq would be allowed to market the internet connectivity and infrastructure services together, only after the lapse of the preparation period, with respect to wholesale market services both on copper and optic-fiber infrastructure.

The current regulation may change. See also "Item 3. Risk Factors - We face intense competition in all aspects of our business".

Cellular Segment

There is intense competition in all aspects of the cellular communications market in Israel, with a penetration rate (the ratio of cellular subscribers to the Israeli population) of approximately 113%, representing approximately 10.4 million cellular subscribers at December 31, 2020, and the average annual churn rate in Israel in 2020 is estimated to be 32%, higher than the churn rates in other developed economies. Our churn rate in 2020 was 40.2%. We currently compete for market and revenue share with ten other cellular communications operators: four MNOs (Partner, Pelephone, Hot Mobile and Xfone) and six MVNOs, including Rami Levy Hashikma Communications Marketing Ltd., or Rami Levy, Azi Communications Ltd., or Azi, Free Telecom Ltd., or Free Telecom and Cellact Communications Ltd., or Cellact. The competition in the cellular market further increased after the entry of Xfone into the market in April 2018. The intense competition resulted in current cellular tariffs in Israel being among the lowest in the world.

Our estimated market share based on number of subscribers was approximately 31% as of December 31, 2020. The market shares at such time of Partner, Pelephone, Hot Mobile and Xfone were estimated to be approximately 26%, 23%, 15% and 2%, respectively, and the MVNOs' collective market share was estimated to be 2.0%. These estimates are based on the public reports of other operators and our estimate of the market share of the operators who do not publish reports.

Hot Mobile commenced its UMTS operations in 2012. Rami Levy, Azi, Free Telecom and Cellact, all MVNOs, commenced operations in 2011 - 2013. Xfone commenced its operations in 2018.

Partner started operations in 1998. As of November 2019, Partner's previous controlling shareholder  - S.B. Israel Telecom Ltd. (indirectly controlled by the media entrepreneur Haim Saban)'s shares are held by Adv. Ehud Sol as a permanent receiver. In March 2011, Partner purchased the outstanding shares of 012 Smile Telecom Ltd., or Smile Telelcom, an ISP and ILD operator, now also serving as Partner's cellular low cost brand dealer, and in 2015, its network sharing agreement with Hot Mobile was approved and the two companies began joint operation through a joint subsidiary.

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

Xfone is controlled by Xfone Communications Ltd., an Israeli ISP, which is owned by the Israeli businessman Hezi Bezalel. For details of our network sharing and hosting agreement with Xfone, see "-Network and Infrastructure – Cellular Segment – Network sharing agreements" above.

Rami Levy is a subsidiary of a major Israeli discount supermarket chain. Azi is owned by Telzar, an ILD operator. Cellact is owned by Cellact Ltd., a content provider.  Free Telecom is owned by an Israeli business man.

Competition may remain in its current heightened condition. Non-the-less it should be noted that following the 2020 frequency tender, cellular operators announced 5G price plans, which include enlarged data packages and at a price level higher than packages which do not include 5G services.

Handsets

In the handsets market, we compete with numerous vendors (cellular operators, importers and other stores, international commerce platforms) selling handsets, including through parallel import.  The variety of marketing channels we use, including the increased part of transactions using our digital platform, led, among others, to a decrease in our profitability in 2020. We expect this trend to continue. See "Item 3.Risk Factors - Our handsets revenues and profitability have decreased and are expected to decrease further" for additional details.

              Fixed-line Segment

The fixed-line communications segment includes activity in several sub-segments, mainly internet infrastructure and connectivity services, local and international telephony services, and television services.

A landline wholesale market was formally launched in Israel in 2015 and to date, includes internet infrastructure (BSA) and to some extent - usage of certain physical infrastructure elements by operators who do not own infrastructure. See "-Government Regulations – Fixed-line Segment – Wholesale Landline Market" below. The landline wholesale market implementation allowed for the entry of additional operators that do not own infrastructure into additional sub-segments and led to an expansion of the competition to all activities and to increased offerings of bundles of services from various sub-segments.

Internet Infrastructure

The only groups having their own nation-wide (or substantially so) landline infrastructure in Israel are Bezeq and Hot. Bezeq's infrastructure is copper cable based and Hot's infrastructure is cable based. They are the two main internet infrastructure providers for the private sector in Israel and as of 2015 are also providing internet infrastructure services to operators that do not own their own infrastructure under the landline wholesale market, who, in turn, provide this service to the end customer. As of September 30, 2020, internet infrastructure services were provided by Bezeq and Hot to approximately 988,000 and 705,000 households in Israel, respectively.

Partner further provides internet infrastructure services to the private sector over its independent fiber-optic network, deployed in selected areas.

IBC's fiber-optic infrastructure is deployed in selected areas and includes as of July 2019, the independent fiber-optic infrastructure we deployed in residential areas and sold to IBC.  IBC provides broadband infrastructure services to other licenses holders as well as directly to large business customers. For our and Hot's IRU agreement with IBC see " – Networks and Infrastructure – Fixed-line Segment – Fixed-line Infrastructure - Investment in IBC and sale of fiber-optic infrastructure to IBC" above.

We rely on Bezeq, Hot and IBC's infrastructure for the provision of infrastructure services to our customers in the private sector. In as much as IBC becomes a nation-wide alternative, it is expected to have a positive effect on our competitive position in the fixed-line segment, by reducing our costs and dependency on Bezeq.

Providing fiber-optic based internet infrastructure service by Bezeq or Hot may substantially increase competition in the field but will also increase public awareness to the service. Bezeq has executed a substantial part of the investments required for the operation of its own fiber-optic network and commenced marketing the service to its customers as at March 2021. This service is not yet available in the framework of the wholesale market. Hot commenced marketing a fiber-optic based internet infrastructure service to its customers in April 2021. For details regarding Hot's investment in IBC, see " – Networks and Infrastructure – Fixed-line Segment – Fixed-line Infrastructure - Investment in IBC and sale of fiber-optic infrastructure to IBC" above.

As of December 31, 2020, we had approximately 293,000 households subscribed to our infrastructure internet services, with an estimated market share of 12%.

We bundle this service with our internet connectivity service and also as part of our triple play offering.

Internet connectivity

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

The offering of bundles of services and the aggressive campaigns of both Bezeq and Hot offering substantially higher bandwidth for lower tariffs to end-users, resulted in a substantial decrease in internet connectivity service prices.  The decreased price and the constant increased usage, led to demand for greater bandwidth, which requires us to increase the capacity we purchase from Bezeq and Hot, but tariffs remained high. In December 2020, the MOC announced the reduction of wholesale tariffs for 2021, in line with usage growth. We are active in the demand that tariffs for internet connectivity be reduced separately of the internet infrastructure service tariffs and continue to await the MOC decision inthe matter.

Further, the offering of bundles of internet infrastructure and connectivity using the wholesale market increased the competition in this field, resulted in loss of some of our internet connectivity customers. If competition remains at current levels, the adverse effect on our results of operations is expected to continue.

Global internet connectivity is provided by three underwater cables. The main provider, which also provides us with the majority of our global internet connectivity, is TI Sparkle, and two additional underwater cables are owned by each of Tamares Telecom and the Bezeq group.

Television services

Until our entry to this market in December 2014, the Multichannel pay-TV market was dominated by Hot (the incumbent cable based TV provider and monopoly in this field) and YES (a satellite based TV provider and a subsidiary of Bezeq) with approximately 777,000 and 556,000 households, respectively, as of September 30, 2020. The multichannel pay-TV market is also highly penetrated.

We offer a multi-channel over the internet (OTT)- television service which includes direct access from our TV platform to Netflix and Amason Prime applications. As of December 31, 2020 we have approximately 252,000 households subscribed to our Cellcom tv services, which amounts to an estimated 14% market share.

Partner offers its OTT TV solution to approximately 176,000 households subscribers as of September 30, 2020. Hot and Yes each launched an OTT TV low cost brand solution – branded Next and Sting, respectively and . Yes has further launched another OTT solution branded Yes+, in the framework of gradually transferring from satellite broadcasting to OTT. Partner's OTT TV solution includes Netflix and Amazon's applications integration. Hot's offer also includes Netflix's application integration. Also, Netflix and Amazon Prime provide their services to viewers in Israel, as complementary service to the existing competitors' content. We expect this competitive trend to continue and may include additional global players and also additional local participants.

ILD services

In recent years this market greatly changed. The use of free of charge alternative technologies such as voice-over-IP has resulted in downsizing of the telephony market, especially the ILD services revenues. This trend is expected to continue in the future.

We are one of the major service providers in the Israeli ILD market. Our main competitors in this market are Bezeq (through its wholly-owned subsidiary Bezeq International) and Partner (through a wholly-owned subsidiary). Additional competitors include Xfone, and Hot, through wholly-owned subsidiaries or affiliates. At the end of September 2020, our market share in the ILD market is estimated to be approximately 20-30%.

Landline telephony

The Israeli landline telephony market has been dominated for many years by Bezeq, the incumbent landline monopoly, which held as of September 30, 2020 (according to the Ministry of Communications report) approximately 3/4 of the landline telephony market (and an even larger revenues market share in the business landline telephony sector(. Hot, the incumbent TV monopoly, was the second entrant to this market. Other players include us, Partner's subsidiary and Bezeq International.

We offer landline telephony to selected business customers and landline telephony using VOB technology to private customers. We estimate that our current market share in the Israeli landline telephony market is not material. The landline wholesale market was to allow wholesale landline telephony service as well. For details, see "– Government Regulation – Fixed-line Segment – Wholesale landline market".

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

IOT services are provided by Bezeq, Pelephone, Partner and other software integration companies and additional participants are entering this field. We offer a wide range of advanced IOT services and solutions, through cooperation with leading IOT technology and services vendors. The IOT market is characterized by intense competition and includes the offerings of communications providers which offer both connectivity solutions and end-to-end solutions.

Intellectual Property

We are a member of the GSM Association, together with other worldwide operators that use GSM technology. As a member of the association, we are entitled to use its intellectual property rights, including the GSM logo and trademark.

We are the proprietor of over 160 domain names and approximately 100 trademarks and trademarks applications, the most important of which are “Cellcom”, “Talkman”, "Cellcom tv," "Netvision" and "013 Netvision" and "Golan Telecom".  We are also the proprietor of a few registered patents.

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

In August 2020, the Israeli Ministry of Communications published a bill memorandum for amending the Communications Law, whereby the licensing obligation for most actions of establishing and providing communications services shall be cancelled. Regulation shall be carried out through a “general permit”, whereby parties wishing to provide communications services may do so subject to certain terms and to prior registration with the MOC. Regulation of activity under the general permit shall be carried out by way of retroactive supervision and enforcement. Key services, such as cellular infrastructures, fixed-line infrastructures, etc., shall continue to be subject to a license. If the memorandum evolves into binding legislation it shall lower entry barriers for competitors and could increase competition in the market. Also, accepting the proposed change could create gaps between regulation that applies to license holders (including consumer protection regulation) and regulation that applies to competing service providers that operate pursuant to the permit, and gaps in the level of regulation and enforcement on different competitors, but it may also include changes that would make it easier for us to adopt technological changes and new business models. Such gaps could affect our competitive position.

The Israeli communications market is characterized by high regulatory intervention in the affairs of the companies operating in the market. See also “Item 3. Key Information – D. Risk Factors – We operate in a heavily regulated industry, which can harm our results of operations. Regulation in Israel has materially adversely affected our results. ”

In addition, our activity is subject to the Israeli laws that govern our relationships and manner of engagement with our customers. These provisions include, among others, the Consumer Protection Law and the Privacy Protection Law and the regulations promulgated therefrom. We are also subject to the general provisions of Israeli law, including contract law, import and customs law, standardization, accessibility, labor law, and business licensing.

Tariff supervision

Interconnect tariffs among landline operators, international call operators and cellular operators are subject to regulation. The MOC may also provide instructions in relation to unreasonable payments or payments raising competitive concerns.

 In case of a disagreement as to the terms of a hosting service (including the consideration), whether for national roaming of an MNO or hosting of an MVNO, the regulators may intervene in the terms of the agreement, including by setting the price of the service. Unfavorable terms and consideration for the hosting service, may result in material adverse effect on our results of operations. For additional details, see "– Mobile Virtual Network Operators" below.

 The MOC is authorized to give instructions and to set interconnect tariffs and usage of another operator's network rates and supervised services prices, based not only on cost  plus reasonable profit, but also on the basis of comparison to other licensees, comparable services or such services or interconnect tariffs in other countries. In addition, the MOC was authorized to give instructions in relation to structural separation for the provision of different services.

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

•
the direct and indirect holdings of our "founding shareholders" (as such term is defined in our cellular license; currently DIC, Koor and Mega Or) (or a transferee or transferees approved by the Ministry of Communications), in the capacity as our founding shareholders, may not fall below 26% of our means of control (with “means of control” defined for these purposes as voting rights, the right to appoint a director or general manager, the right to participate in distributions, or the right to participate in distributions upon liquidation); the direct and indirect holdings of our founding shareholders who are Israeli citizens and residents (currently Mega Or) may not fall below 5% of our means of control  and at least 10% of our directors must be appointed by Israeli citizens and residents from among our founding shareholders (unless such requirements were replaced with other national security based requirements); and the majority of our directors must be Israeli citizens and residents;

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

•
we are required to obtain insurance coverage for our cellular activities. In addition, the license imposes statutory liability for any loss or damage caused to a third party as a result of establishing, sustaining, maintaining or operating our cellular network. We have further undertaken to indemnify the State of Israel for any monetary obligation imposed on the State of Israel in the event of such loss or damage.  For the purpose of guaranteeing our obligations under the license, we have deposited a bank guarantee with the Ministry of Communications, which may be forfeited in the event that we violate the terms of our license;

•	we must maintain and follow additional requirements as to: business continuity plan and a disaster recovery plan and cyber protection plan; and

•	we are required to provide the Ministry of Communications information and reports upon its request, as well as detailed annual reports regarding various aspects of our operations.

In the event that we violate the terms of our license, we may be subject to substantial penalties, including monetary sanctions under the Communications Law, the sum of which shall be calculated as a percentage of our income and based on the gravity of the breach. The maximum amount per violation that may be imposed is approximately NIS 1.6 million plus 0.225% of our annual revenue for the preceding year, but not more than 20% of its annual revenue, subject to criteria published by the Ministry of Communications. In recent years the MOC has substantially increased its supervision activities and imposed monetary sanctions, including on us (in immaterial amounts).  In the event that we materially violate the terms of our licenses, the Ministry of Communications has the authority to revoke them.

The joint corporation for our shared network holds a special license for the provision of radio telephone infrastructure services to cellular operators, which includes similar provisions to those included in our cellular license, in relation to management, construction, operation and maintenance of a cellular network.

 For Golan's cellular license, see " – Fixed-line Segment – Our Fixed-line licenses – Our unified licenses" below.

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

Six MVNOs are currently active.

Network Sharing

Network sharing is conditioned upon certain conditions, including: (i) other operators may be allowed to join on terms similar to the terms granted to the sharing operator with the smallest market share; (ii) each sharing operator may host a MVNO without the other sharing operators' consent; (iii) the shared radio network must be operated through a joint entity held equally by the sharing operators, which entity will be required to obtain a license from the MOC and will use the frequencies allocated to sharing operators; and (iv) the radio elements of the shared network will be held in equal parts by the sharing operators, and (v) each of the sharing operators will have the right to use other sharing operators' passive infrastructure including following termination of the agreement.

In February 2021, the MOC decided to alter current regulation that only allows national roaming and active network sharing between established cellular operators (i.e. us, Pelephone, and Partner) and “new” cellular operators (Xfone and Hot Mobile) and to allow all cellular operators to collaborate using national roaming or a MOCN configuration, in certain peripheral areas, at a limited number of sites.

For details regarding our network Sharing Agreement, see "– Network and Infrastructure – Cellular Segment – Network sharing agreement".

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

Site licensing

We have experienced difficulties in obtaining some of the permits and consents required for the construction of cell sites, especially from local planning and building authorities. The construction of a cell site without a building permit (or applicable exemption) constitutes a violation of the Planning and Building Law, which is criminal in nature.  The Planning and Building Law contains enforcement provisions to ensure the removal of unlawful sites. As of December 31, 2019, a small portion of our cell sites operated without building permits or applicable exemptions. Although we are continually seeking to obtain building permits for these sites, we may not be able to obtain them and in several instances we may be required to relocate these sites to alternative locations or to demolish them without any suitable alternative. In addition, we may be operating a significant number of our cell sites, in a manner which is not fully compatible with the building permits issued for them, although they are covered by permits from the Ministry of Environmental Protection in respect of their radiation level.  In some cases we will be required to relocate these cell sites to alternative locations, to reduce capacity coverage or to demolish them without any suitable alternative.

We have not requested building permits under the Planning and Building Law for rooftop radio access devices. In October 2018, regulations setting procedures for the construction, changes to and replacement of radio access devices exempt from building permits, or the 2018 Regulations, were enacted. These regulations reflect previous judicial limitations placed upon our ability to make changes and replace radio access devices in 2010and also introduce a new licensing procedure that further reduces our ability to construct new radio access devices based on such exemption, more so in light of the necessity to support the new frequencies which we won in the 2020 frequencies tender (see "Item 4. Information on The Company – B. Business Overview –– Network and Infrastructure – Cellular Segment – Spectrum allocation"). This may adversely affect our existing networks and our networks' build-out.

Other legal proceedings relating to the exemption, including as to its application to certain rooftops, were decided against our position, and others, including as to the requirement to obtain an extraordinary usage permit in certain circumstances, including as to the radio access devices' ancillary equipment, are still under consideration. The Ministry of Justice expressed an opinion that the 2018 Regulations and the exemption do not relate to the radio access devices' ancillary equipment nor to certain rooftops.

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

To date we have provided approximately 430 indemnification letters in order to receive building permits. As a result of the requirement to provide indemnification letters, we may decide to construct new cell sites in alternative, less suitable locations, to reduce capacity coverage or not to construct them at all, which could impair the quality of our service in the affected areas.

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

Handsets

The Israeli consumer protection regulations determine how customers are to be informed on non-ionizing radiation from handsets and include the maximum permitted level of non-ionizing radiation emitted by handsets, measured by SAR. The maximum level of radiation is also included in the information brochure for the handsets and on the Internet sites of cellular operators, where is also refer our customers to recommendations made by relevant authorities in regards to preventive safety conduct when using handsets.

SAR levels are a measurement of non-ionizing radiation that is emitted by a hand-held cellular handset at its specific rate of absorption by living tissue. Although to the best of our knowledge, SAR levels for handsets we sell meet the SAR levels required by law, SAR tests are performed by the manufacturers and we include the information published by the manufacturer regarding SAR levels as we do not perform independent SAR tests. SAR tests are performed by the manufacturers on prototypes of each model of handset, not for each and every item. As the manufacturers’ approvals refer to a prototype handset, we have no information as to the actual SAR level of each specific item and throughout its lifecycle, including in the case of equipment repair. We inform our customers that there may be changes in the SAR levels in the event of equipment repair.

We obtain certain approvals from the Ministry of Communications and the Office of Standards in connection with the importation of handsets. These approvals require the specific model to meet all relevant standards, including SAR level.

We are required to provide a warranty during the first year and maintain spare parts for certain end user equipment purchased from us, for certain malfunctions for certain periods. We are also required to annul equipment sales in certain circumstances, at the request of the customer.

Fixed-line Segment

Our Fixed-line Licenses

Our Unified licenses

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

Golan holds additional unified licenses, for both its cellular and fixed-line services, granted in 2020 and valid until 2023, with similar provisions, other than as to its extension, as   those licenses are not expected to be renewed.

IBC holds a general unified infrastructure license, with similar provisions. IBC's license includes a deployment obligation whereby 1.7 million households shall have access to the network upon the lapse of 5 years from approval of Hot's investment in IBC, as well as a certain deployment ratio between the periphery and the center of Israel.

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

Golan holds similar licenses for its cellular and fixed-line activities.

Data and transmission services

We hold a non-exclusive special license for the provision of local data communications services and high-speed transmission services only to Cellcom Fixed Line Communications Limited Partnership, effective until May 2026. Data and transmission services are being provided to our customers by Cellcom Fixed Line Communications Limited Partnership. The provisions of our cellular and unified licenses described above, including as to their extension, generally apply to this license, subject to certain modifications.

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

In December 2020, the Communications Law was amended and updates fiber-optic deployment and service obligations of landline operators who own their own infrastructure (which under the former regulation were required to universally deploy each network they deploy) and sets deployment incentives in areas where no deployment obligations be determined, after economic viability tests. The main terms of the amendment are as follows:

•
Bezeq will not be subject to universal deployment requirement in regards to deploying fiber-optics but would rather select (within 5 months from January 1, 2021) the areas in which to deploy its fiber-optics and in those areas Bezeq will be obligated to provide service to all homes within 6 years. Hot will not be subject to universal deployment requirement in regards to deploying fiber-optics, but will be subject to a 30% minimal deployment obligation as well as certain deployment ratio between the periphery and the center of Israel, should Hot decide to deploy an ultra-broadband network that is not based on its existing access network.

•
The State of Israel will conduct tenders to subsidize deployment of fiber-optic by Bezeq's competitors in areas where Bezeq chooses not to deploy fiber-optic ("Incentive Areas"), based on the ratio between the number of households in the specific Incentive Area and the sums allocated from the Incentive Fund (as determined hereinafter). In the first three years during which there is an obligation to pay into the Incentive Fund, the MOC shall be entitled to instruct that no more than 15% of the households in the Incentive Areas shall be located in certain geographical areas as the Minister may instruct. Bezeq and any of its affiliates may not participate in tenders. The MOC may set a reduced tariff for use of Bezeq’s existing physical infrastructure in Incentive Areas.

•
Subsidy will be funded through additional 0.5% tax levied on certain Israeli communications license holders revenues, excluding interconnect and usage revenues  for the previous year (including Bezeq), whose annual revenues exceed NIS 10 million, as of 2021 and until a deployment obligation was set for all the Incentive Areas ("Incentive Fund").

•
Bezeq and its affiliates may not deploy fiber-optic in the Incentive Areas for five years from the date in which the deployment obligation was set in each respective Incentive Area winner's license for that area. Nonetheless, Bezeq may update its original deployment obligation by up to 10% and so long as such incentive Area was not allocated subsidy by the Incentive Fund.

•
The amendment doesn't prevent a license holder other than Bezeq and its affiliates from deploying fiber-optic network or provide communications services using such network in areas where Bezeq chose to deploy its fiber-optic network, nor in an Incentive Area in which such operator was not allocated funds from the Incentive Fund.

Bezeq's obligations regarding its already existing infrastructure shall remain unchanged.

In June 2020, the MOC decided that when providing connectivity services to private customers using fiber-optics, license holders may not offer subscribers offers at different terms or different tariffs, depending on the offered infrastructure.

In July 2020, the MOC determined that holders of a general license for providing domestic fixed-line telecommunication services that wish to deploy a fiber-optic infrastructure in an existing building (five apartments or more) must offer other license holders to share the use of the fiber-optic infrastructure they shall deploy in the building and bear the cost of constructing the infrastructure according to their relative share. It was also set forth that the fiber-optic infrastructure deployed in the building must allow shared use in the future, to at least one more unified license holder in addition to the operators that agreed on shared use.

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

See also "- Cellular Segment – Permits for cell site construction - Site Licensing" above for a discussion regarding microwave sites forming a part of our transmission network and for building permits, an exemption from building permits and the applicability of the Radiation Law to communications facilities constructed as part of fixed-line communications networks.

Wholesale landline market

A policy document regarding landline wholesale services published by the MOC in 2012 provided for the creation of an effective wholesale telecommunications access market in Israel and the gradual annulment of the structural separation in the Bezeq and Hot groups and its replacement with an accounting separation and change of the supervision on Bezeq retail tariffs to maximum tariffs rather than the current setting of fixed tariffs. The latter generally depends on the development of a wholesale market and the state of competition in the market, and with relation to television services, if there is a reasonable possibility of providing a basic package of OTT services providers without a nation-wide landline infrastructure.

 In 2015, a wholesale landline market was formally launched in Israel in regards to internet infrastructure services and to some extent – the usage of certain physical infrastructure elements by operators who do not own such infrastructure. Regulations set the maximum tariffs of the wholesale landline services to be provided by Bezeq.

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

Although the wholesale market was set to include landline telephony services as of May 2015, to the best of our knowledge, such service has not been used to date in the framework of the wholesale market. A reduction of Bezeq’s fixed-line telephony service tariffs, as proposed in the December 2020 hearing (as set forth hereunder) shall significantly reduce to nearly eliminating the economic profitability of buying wholesale telephony services from Bezeq.

In December 2019 the MOC published a public hearing proposing to set fix tariffs (rather than the current volume-dependent tariffs) for Hot's internet infrastructure wholesale services, which are lower than Hot's current retail tariffs. In June 2020 the MOC adopted a proposed voluntary tariffs reduction for such services made by Hot, including a tariffs updating mechanism. In August 2020, the MOC set maximum fix (rather than volume-dependent) tariffs for infrastructure internet service over Bezeq's fiber-optic infrastructure, significantly higher than those set for Bezeq's current maximum tariffs over its copper cables infrastructure and the tariffs we pay IBC.

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

For Bezeq’s obligation not to charge ISPs for certain volume of connectivity services used for TV service, see "OTT TV" below.

OTT TV

Television services over the Internet are currently not subject to specific regulation in Israel.

Pursuant to the 2016 recommendations of a committee for the regulation of broadcasting nominated by the MOC, in July 2018, a new bill for the regulation of broadcasting was published and includes classification of audio visual providers into four categories and determination of the regulation applied to each category, including mandatory investment in original Israeli content in a  rate derived from revenues for subscription fees The bill is focused on audio-visual providers, where the content provided is mainly aimed at the audience in Israel and therefore is expected not to apply to foreign TV content providers operating in Israel. We do not expect the bill, if enacted in its current form, to materially change the regulation that applies to us, but the bill requires legislative proceedings in the Israeli parliament, which may include material changes to it. If the legislation adopted requires us to make additional investments or impose unfavorable regulation on our OTT TV service, or apply such regulation to us and not to other OTT TV providers, it may adversely affect our OTT TV business.

In October 2020, the Committee for Examining Super-Regulation in the Area of Broadcasting, or the Committee, published a call for comments. The Committee’s work relies on recommendations by previous committees that examined the area and noting the aforementioned bill. The Committee is considering recommending a regulatory outline that does not differentiate between broadcasting entities according to broadcasting technology, and it shall examine the need of applying a regulatory scale according to a differentiating criterion, such as market share (by number of subscribers or by revenues). The main issues on the Committee’s agenda, the public was requested to address, are:  more focused, simplified regulation – including a request to address the super-objectives of regulation (such as the protection of minors, accessible broadcasting, lowering entry barriers for new players, and consumer protection); examining the application of regulation to international content providers; examining whether and how the duty to invest in original productions is to be applied to OTT players and to international companies that operate in the Israeli market; examining the issue of financing the broadcasting market (subscription fees and commercials), and the duty to distribute the commercial channels on the broadcasting platforms free of charge. The public was also asked to address multiple possibilities for regulating sports broadcasting.

Under the Israeli Competition Commissioner's 2014 instructions, aiming to facilitate the entry of new competitors to the TV market by reducing entry barriers, preconditions for the approval of any merger in the Bezeq group were published, including (A) the requirement that Bezeq is to generally not bill ISPs Internet providers for consuming a certain volume of connectivity services deriving from multichannel television broadcasting over the internet, and (B) Yes was also prohibited from selling a bundle of services that includes television services at a different tariff than that for television service sold separately. Furthermore, it was determined that (C) all exclusivity arrangements Bezeq and Yes are party to on non-original production television content shall be cancelled, and that engaging under such exclusivity arrangements in the future shall be prohibited. In April 2021, the Competition Commissioner revised the conditions as follows: (1) revoking (B); (2) modifying (C), whereby it does not apply to the procurement of foreign content but continues to apply to sports content and original content that is not considered an original production, as defined in the Commissioner’s terms. Such amendment is unlikely to have a material effect on our results of operations.

Contributing to the Community and Protecting the Environment

We and our employees have been contributing to the community since our inception. We consider contribution to the community in Israel an important component of our business vision and believe we have a responsibility toward the Israeli community, as we acknowledge that business leadership goes hand in hand with social leadership.

During 2020, approximately 150 of our employees participated in volunteering activities in the community and we donated an additional sum of NIS 130,000 for food trays to the elderly.

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

C.           ORGANIZATIONAL STRUCTURE

Our largest shareholder, Koor, is a wholly-owned subsidiary of DIC.  DIC is an Israeli public holding company traded on the Tel-Aviv Stock Exchange. See footnote no. 1 to the table under “Item 7.A – Major Shareholders” for information on the holdings of DIC.

We, Golan, Dynamica (our wholly owned dealer), and Cellcom Fixed Line Communications Limited Partnership (see "- Government Regulations - Fixed-line Segment - Our Fixed-line Licenses - Our Unified Licenses"), are incorporated in Israel. Golan, Dynamica and Cellcom Fixed-line , are our significant subsidiaries.

D.           PROPERTY, PLANT AND EQUIPMENT

Headquarters

In 2003, we entered into an agreement for the lease of our headquarters in Netanya, Israel. The leased property covers approximately 57,800 square meters, of which approximately 26,000 square meters consist of underground parking lots.  The lease is in effect until December, 2022 and is renewable for two additional periods of five years each, upon our notice. As of 2015, we started subleasing part of the property, which currently amounts to a quarter of our headquarters to several sub-lessees for a period of up to three years. The sub-lessees have options to renew the lease for additional periods, subject to certain conditions.

Netanya Property

In 2010, we entered into a lease agreement for our techno-logistic center, in Netanya, Israel.  The leased property covers approximately 11,000 square meters. The lease expires in December 2022 and is renewable until July 2026, at our option. In case we do not exercise the option we shall be required to pay approximately NIS 8 million. As of 2015, we started subleasing part of the property, which currently amounts to approximately 6,100 square meters of the leased property, for periods of five to six years. The sub-lessees have an option to renew the leases for an additional period subject to certain conditions.

Haifa, Tel-Aviv and Rosh-Ha’ayin Properties

We lease properties in Haifa, Tel-Aviv and Rosh-Ha'ayin. We use these properties for offices, for call centers, for network servers and for equipment storage. The Haifa lease covers approximately 8,900 square meters, is in effect until December 2021, and is renewable for two additional periods of two years each, upon our notice. The Tel-Aviv lease covers approximately 1,500 square meters, is in effect until December 2023, and is renewable for two additional periods of two and a half years each, upon our notice. The Rosh-Ha'ayin lease covers approximately 3,300 square meters, is in effect until December 2021 and is renewable for three additional periods of two years each, upon our notice. We sublease part of the property in Haifa to third parties and part of the property in Rosh-Ha'ayin to our wholly-owned dealer and a third party.

Service Centers, Points of Sale and Cell Sites

As of December 31, 2020, we leased approximately 70 service centers, points of sale and other facilities, which are used for sales and customer service. Such lease agreements are generally for periods of three years, with extension options that vary by location. We routinely size down or close of sale points with losing activity and open points of sale which improve our reach and increase sales.

Cell sites

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

Fixed-line sites

In addition, we lease a number of points of presence in Israel that are used for equipment and servers storage and other communications equipment for the provision of landline services, and storage space for our servers and equipment in London and Frankfurt.

Authorization Agreement with Land Regulatory Authorities

In June 2013, we renewed an authorization agreement with the ILA that authorizes us to use lands managed by the ILA for the establishment and operation of cell sites. The authorization agreement was effective until December 2019 and we are negotiating the terms of a new agreement. The authorization agreement provides that subject to the receipt of approval from the ILA, we will be entitled to establish and operate cell sites on the lands leased to third parties throughout the agreement’s term. We undertook to vacate at the end of the agreement’s term all facilities installed in the authorized area unless the authorization period is extended. Under the authorization agreement, the ILA is entitled to revoke authorizations granted to us in certain circumstances, subject to prior notice.

ITEM 4A.          UNRESOLVED STAFF COMMENTS

None.

ITEM 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following operating and financial review and prospects should be read in conjunction with “Item 3. Key Information – A. Selected Financial Data” and our consolidated financial statements and accompanying notes incorporated by reference into the annual report. Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the IASB which differ in certain respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

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

A.            OPERATING RESULTS

Overview

General

We are one of the four major communications groups in Israel and the largest provider of cellular communications services in Israel, further strengthened following the acquisition of Golan in August 2020, with approximately 3.2million cellular subscribers as of December 31, 2020, with an estimated market share of 31%. In recent years we have increased our presence in the fixed line market, adding TV and internet infrastructure services (the latter through the landline wholesale market and also over IBC's fiber-optic infrastructure), to our veteran ISP and landline telephony (both inland and long distance).

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

Our cellular segment’s services include cellular telephony services and additional features, data transfer, download and upload, as well as text and multimedia messaging services, international roaming services, value added services and services designated for our business customers. We also offer a wide selection of handsets of various leading global manufacturers as well as repair services on most handsets we offer. We provide national roaming services to Xfone and our revenues from our network sharing agreement with Xfone are material to our results of operations.

Our fixed-line segment’s services include internet  infrastructure (through the landline wholesale market and also over IBC's fiber-optic infrastructure) and connectivity services (ISP), television services (OTT TV), transmission services, IP switchboard services, operation and management of business telecommunications systems, tailored made communications solutions and IOT services for our business customers, international calling services (ILD)  as well as selling end user fixed-line equipment.

We sell our various services on a stand-alone basis or bundled with certain other services offered by us, including a triple play bundle of end-to-end internet service, landline telephony and TV services.

Our management evaluates our performance through focusing on our key performance indicators, which include among others:  adjusted EBITDA (as defined in “Results of Operations”), operating income, net income, Free Cash Flow*, cellular subscribers and average revenue per user of cellular, or ARPU, internet and TV subscribers – both stand alone and as a part of a bundle, subscriber churn rate and handset sales and profitability. These key performance indicators are primarily affected by the competitive and regulatory landscape in which we operate and our ability to adapt to the challenges posed.

*Free cash flow is a non-IFRS measure and is defined as net cash deriving from current activity plus the proceeds from selling fixed assets or investments, which are related to the day-to-day business, and less cash used for investment activity in fixed assets or other assets, less payments for leases. Free cash flow does not include investments in subsidiaries
2020 highlights

In 2020, the Company dealt with the effects of the Coronavirus crisis which significantly harmed the Company’s results. In light of the many challenges, the Company succeeded to adjust its expenditure structure and focused on continuing to improve the quality of its customer service. The Company continued to grow in television and internet subscriptions, concurrently with converting them to IBC’s fiber optics infrastructure, so that at the end of 2020 the Company’s fiber optics subscriber base was approximately 93,000 customers out of approximately 560,000 households in buildings connected to the IBC infrastructure, which constitutes an increase of approximately 79% compared to its customer base at the end of 2019.

In 2020, the Company executed two central and material transactions that continue to strengthen its standing as a leading telecommunications group: (a) The Golan acquisition transaction. The transaction is expected to significantly contribute to our adjusted EBITDA and free cash flow, further to its actual contribution in the 4 months period since its completion at the end of August 2020; (b) a transaction wherein Hot became a partner in IBC. This agreement enables a significant expansion of the scope of the fiber optics deployment at an accelerated pace (1.7 million households to have access to the network within a few years). The transaction enables us to turn into a group with extensive and independent landline infrastructure. The transaction was completed in February 2021.

A frequency tender was completed in 2020, in the framework of which the Company received a license and 5G frequencies, and additional 4G frequencies, and the Company is vigorously acting towards establishing 5G sites alongside continuing to upgrade and expand the 4G network, with the purpose of continuing to improve the network’s performances as well as the quality of its customer service.

Revenues in 2020 totaled NIS 3,676 million, compared with NIS 3,708 million in 2019, reflecting a decrease of only 0.8% despite the Coronavirus crisis. The intense competition in the cellular market continued to affect the cellular segment and led to erosion in ARPU and a decline in revenues from services, as well to a significant decrease in the roaming revenues,   from the Coronavirus crisis. However, in light of the Golan acquisition and the consolidation of the results of its activity in the Company’s reports since the end of August 2020, the revenue from services in the cellular segment in 2020 compared to 2019 only decreased by approximately 1.1% compared to 2019, despite the Coronavirus crisis which led to a significant decrease in the Company’s revenues from roaming services. On the other hand, the revenue from services in the fixed-line segment grew by approximately 3.8% compared to 2019, in light of the continued recruitment of new internet and television customers.

Revenues from equipment in 2020 totaled NIS 878 million, a decrease of 5.8% compared to 2019, mainly due to a decrease in revenues from equipment in the fixed-line segment (inter alia in light of the Coronavirus crisis, which affected the scope of transactions for the business customers). The decrease in equipment sales in the fixed-line segment was offset against an increase equipment sales in the cellular segment (an increase of 6.5% compared to 2019) in light of the actions we took, which led to a significant increase in the scope of sales on the digital channels and to business customers, and despite the Coronavirus crisis that was accompanied by the closing of points of sale and service centers for a certain period.

Given the efficiency measures taken by the Company over the course of the year, the Company’s total expenses (without depreciation costs and without Golan’s expenses that were consolidated from the end of August 2020) decreased by approximately NIS 110 million compared to 2019. The Company’s adjusted EBITDA in 2020 amounted to NIS 918 million, an erosion of only 2.3% compared to 2019. The erosion mainly derived from a decrease in revenues from roaming services and from a decrease in profit from equipment sales (in light of a shifting to digital sales and to business customers) and was partially offset in light of consolidating Golan’s results.

The Company's net loss for 2020 totaled NIS 170 million compared to NIS 107 million in 2019. The increase in loss resulted mainly from the Coronavirus crisis and despite the efficiency measures taken by the Company.

Notwithstanding the many challenges of the past year, the Company succeeded in increasing the free cash flow (FCF) which amounted to approximately NIS 250 million compared to NIS 210 million in 2019 (excluding the proceeds from selling our fiber-optics network in residential areas to IBC, for NIS 181 million), an increase of 19%.

In May 2020, we completed a public offering of NIS 222,000,000 par value of debentures (Series L) and 2,220,000 warrants (Series 4) of the Company, for immediate gross proceeds of approximately NIS 201 million and in December 2020, we completed a private placement of NIS 400 million par value of debentures (Series L), in consideration for approximately NIS 391 million. For additional details see "Issuance of equity securities" and "Debt Services" below.

In August 2020, we completed the acquisition of Golan's share capital, for the sum of approximately NIS 545 million, net, following which, our sharing and hosting agreements with Golan came to an end.

In November 2020 Xfone ceased making payments under our network sharing and hosting agreement and in January 2021 notified us of termination of the agreement, which we strongly rejected and commenced legal proceedings against Xfone. For details see "B. Business Overview – Network and Infrastructure – Cellular Segment – Network sharing agreement" below.  Consideration from our network sharing agreement with Xfone is material to our results of operations. If payments to us are under the agreement are materially reduced or not made over a period of time, for any reason whatsoever, it may lead to a material adverse effect on our results of operations.

In February 2021, we completed another investment transaction in IBC (the first one completed in 2019), with Hot becoming a partner to our investment in IBC. For details see "Item 4. Information on the Company – B. Business Overview – Network and Infrastructure – Fixed-line Segment – Fixed-line Infrastructure – Investment in IBC and sale of fiber-optic infrastructure to IBC".

We have completed the main points of the restructuring plan announced and put to motion on September 2019, mainly the reduction of expenses and reduction in manpower and investments and a capital raise, in order to return to positive net income, to reduce the Company’s net debt to EBITDA (excluding IFRS16 ramifications and special and unusual items) ratio to below 3 and prepare the Company to better cope with market conditions and the intense competition. Those include: cost cutting expenses – mainly through a reduction in manpower and capital raise (see "Item 5. Operating and Financial Review and Prospects.  – B. Liquidity and Capital Resources – Issuances of equity securities" below). The Coronavirus pandemic resulted in a loss for 2020 despite the measures implemented.

On March and April 2021, shares representing approximately 52.4% of our indirect controlling shareholder DIC's share capital, were purchased by a group of investors, led by Mega Or Holdings Ltd., of which approximately 29.9% were purchased by Mega Or itself. For additional details see "Item 7. Major shareholders and related part transactions - A. Major Shareholders" below.

Coronavirus crisis

In 2020, our results were also adversely affected by the Coronavirus pandemic. Restrictions imposed by the State of Israel as preventive measures against the pandemic, which included restrictions on citizens’ movement and employment, restrictions on commercial activity, the closure of borders between states, and a considerable reduction of the employees’ presence in workplaces, led to a significant decrease in both inbound and outbound international tourism and to significant adverse effect to our roaming revenues in 2020. We expect there to also be a substantial adverse effect on our roaming revenues in the near future, as long as the restrictions on the movement of outbound and inbound tourists shall continue. Similarly, as a result of the restrictions on commerce and the closure of shopping malls and retail centers, we closed our points of sale and service centers during the lockdowns. Continued restrictions and other adverse effects of the Coronavirus on us and the market in general, may adversely affect our operations.

Delisting from NYSE

As of February 8, 2021 we voluntarily delisted our shares from trading on the NYSE and have commenced reporting in accordance with the reporting obligations under the Israeli Securities Law applicable to reporting corporations in Israel which are not dual-listed. Our shares continue to be registered in the United States in accordance with the provisions of the United States securities laws and therefore, we will continue to be subject to the reporting obligations under the U.S. Securities Exchange Act of 1934, as amended, in addition to the reporting obligations under Israeli Securities Law, for as long as our shares remain so registered.

Additional information

We intend to drive revenue primarily by: (1) offering our customers full and comprehensive mobile and wireline solutions while leveraging  our leading position and large market share in order enlarge our offering and investing in providing quality service to our customers; (2) sustaining quality networks in support of providing advanced communications solutions to our customers, including by upgrading capacity and enlarging coverage of our cellular networks, specifically our 4G and 5G networks and acting to substantially enlarge deployment of IBC's fiber-optic infrastructure and a faster pace, so we become a partner in a wide and independent fixed-line infrastructure rather than dependent on other's fixed-line infrastructure; (3) continue our efforts to optimize our costs and adjust our operations to the changing market conditions, while continuing to thrive to improve our customer service as a leverage to increasing our revenues and improving our profitability . For details see "Item 4. Information on the Company –B. Business Overview – Network and Infrastructure".

In 2018, we entered into a collective employment agreement with the Company's employees' representatives and the Histadrut for a term of three years (2018-2020) and in 2019 and 2020 we entered additional agreements. In 2021 we entered into a new employment collective agreement for a term of three years (2021-2023). See also "Item 3. Key Information – D. Risk Factors – Risks Related to our Business – The unionizing of our employees may impede necessary organizational and personnel changes, result in increased costs or disruption to our operation."
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

Competition may increase further or our competitive standing may suffer if: current trends continue, services provided by our competitors not in line with the wholesale market criteria and not enforced by the MOC or unfavorable pricing or regulation harming our ability to provide competitive bundles, or further escalation of the competition by Bezeq and Hot; the structural separation imposed on the Bezeq and Hot groups; new competitors enter the communications markets; self-provision of communications services is substantially wider; IBC fails to deploy a widespread landline infrastructure; handset increased competition continues or we do not make the necessary investments in our networks or in our business in general, technological and regulatory changes and if our servies are harmed by cyber attacks or other malfunction. We intend to continue to implement changes in order to continue our efforts to mitigate the adverse effects of the increased competition. We cannot guarantee the success of these measures. See "Item 3. Key Information – D. Risk Factors – Risks Related to our Business - We face intense competition in all aspects of our business", "- Our operating results, profitability and cash flow have decreased significantly in the past several years, resulting in loss. Further decline may adversely affect our financial condition", Cyber attacks impacting our networks or systems could have an adverse effect on our business", Our handsets revenues and profitability have decreased and are expected to decrease further" and "Item 4. Information on the Company - B. Business Overview – Competition" for additional details.

The construction and operation of our cell sites and other transmission facilities are highly regulated and require us to obtain various consents and permits. See “Item 4. Information on the Company – B. Business Overview - Government Regulations – Cellular segment – Permits for Cell Site Construction.” We have experienced difficulties in obtaining some of these consents and permits and our ability to rely on an exemption from obtaining a building permit was severely limited. Also, we may be operating a significant number of our cell sites in a manner not fully compatible with the building permits issued for them. Additional restrictions on the construction and operation of cell sites and other facilities have been enacted and may be enacted in the future or we may be required to demolish or relocate these cell sites and facilities, which may adversely affect our existing networks and networks build out, specifically in urban areas, may prevent us from meeting our license requirements and could adversely affect our results of operations.

Maintenance and upgrade of our networks involve material investments and operational risks to the Company. See "Item 3. Risk factors – Risks related to our business - We may be adversely affected by the significant technological and other changes in the telecommunications industry" and "Item 4. Information on the Company – B. Business Overview - Network and Infrastructure ".

Our profitability is also affected by other factors, including changes in our cost of revenues and selling, marketing, general and administrative expenses, including depreciation and financing expenses.

Our results are also impacted by currency fluctuations.  Substantially all of our revenues are denominated in NIS, but a portion of our payments are incurred in foreign currency, mainly U.S. dollars. Changes to the Israeli CPI, may also impact our results as part of our debentures (Series H and J) and some of our expenses are linked to the Israeli CPI. Any devaluation of the NIS against the U.S. dollar or other foreign currencies will therefore increase the NIS cost of our expenses that are not denominated in NIS or are linked to those currencies, and any increase in the Israeli CPI will increase the financial expenses associated with our debentures. We enter into derivative instruments to mitigate the effect of the various market risks associated with these expenses.  See “Item 11 – Quantitative and Qualitative Disclosures About Market Risk.”

Further, we have incurred significant debt by issuing debentures and receiving loans, the aggregate outstanding principal amount of which as of December 31, 2020 was NIS 3,209 million. See “ – Liquidity and Capital Resources– Debt Service” and "-Other Credit Facilities” and "Item 3. Risk factors – Risks related to our business - Our substantial debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability.

Our dividend policy targets a distribution of at least 75% of our annual net income on a quarterly basis. In respect of 2018, 2019 and 2020, our board of directors chose not to declare dividends given the intensified competition and its adverse effect on our results of operations and in order to strengthen our balance sheet. We undertook limitations on our dividend distributions in connection to the issuance of our debentures and other credit facilities. See “Item 8. Financial Information – A. Statements and Other Financial Information - Dividend Policy” and “- B. Liquidity and Capital Resources- Dividend payments” and "– Debt Service" and "– Other Credit Facilities".

As of January 1, 2017, we apply International Financial Reporting Standard (IFRS) 15 following early adoption thereof, and capitalize part of the salaries expenses and commissions related to customer acquisition costs..

As from January 1, 2018 we apply IFRS 9 regarding financial instruments, which replaced IAS 39. The standard was applied using the cumulative effect approach as from the initial date of application without amendment of the comparative data, other than with respect to certain hedging items, with an adjustment to the balance of retained earnings and other components of equity as of the initial date of application. For additional details see note 3-I-1 to our financial statements.

As from January 1, 2019 we apply International Financial Reporting Standard 16, Leases (hereinafter: “IFRS 16” or “the standard”), which replaced International Accounting Standard IAS 17, Leases .The main effect of the standard’s application is reflected in annulment of the existing requirement from lessees to classify leases as operating (off-balance sheet) or finance leases and the presentation of a unified model for lessees to account for all leases similarly to the accounting treatment of finance leases in the previous standard. Until the date of application, we classified most of the leases in which it is the lessee as operating leases, since it did not substantially bear all the risks and rewards from the assets. See note 3-O to our financial statements.

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

Our revenues in the fixed-line segment are derived from the sale of fixed-line communications services which include: internet infrastructure (through the landline wholesale market, or IBC's fiber-optic network , and connectivity services, OTT TV services, transmission services, provided to other operators and to Xfone  and  Golan according to our network sharing agreement ( Golan-until August 2020 when it became an MVNO operator  and  our wholly owned  subsidiary) , international calling services (ILD), landline telephony services, operator services and teleconferencing services and equipment sales that are related to this segment.

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

Selling and marketing expenses

Selling and marketing expenses consist primarily of sales force salaries and dealers' commissions, advertising, public relations and promotional expenses. We compensate our sales force through salaries and incentives. Since January 1, 2017 part of our customer acquisition costs (salaries and dealers commissions) are capitalized as a result of the early adoption of an International Financial Reporting Standard (IFRS 15). Our selling and marketing expenses also include depreciation, mainly of leasehold improvements and equipment in our service centers and points of sales, and amortization of intangible assets related to the acquisition of subsidiaries.

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

Other income and expenses

Other income and expenses consist primarily of revenues from long-term credit arrangements (more than 12 monthly payments) are recognized on the basis of the present value of future cash flows, discounted according to market interest rates at the time of the transaction and from performing contracting work of deploying the fiber optics network and  of expenses related to employee retirement plans in 2019 and 2018 .

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

Income Tax

Generally, Israeli companies were subject to corporate tax on their taxable income at the rate of 23% for the tax years 2018 and onward.

Israeli companies are subject to capital gains tax at the corporate tax rate. A deferred tax asset or liability is created for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Results of Operations - Comparison of 2018, 2019 and 2020

The following table sets forth key performance indicators for the periods indicated:

	Year Ended December 31,			Change*
	2018	2019	2020	2019 vs. 2018		2020 vs. 2019
Cellular subscribers at end of period(1) (in thousands)	2,851	2,744	3,204	(3.8%)		16.8%
Internet-customers (households) (end of period) (in thousands) (2)	269	278	293	3.3%		5.4%
TV - households (end of period) (in thousands) (2)	219	258	252	17.8%		(2.3%)
Churn rate of cellular subscribers(1)(3)	43%	49%	40%	-		-
Average monthly revenue per cellular subscriber (ARPU) (1)(4) (in NIS)	51	51	47	(1.2%)		(6.7%)
Operating income (loss) (in NIS millions)	101	24	(23)	(76.2%)		na
Net income(loss) (in NIS millions)	(64)	(107)	(170)	67.1%		58.9%
Adjusted EBITDA(5) (in NIS millions)	687	940	918	36.8%		(2.3%)
Operating income margin(6)	2.7%	0.6%	na	(2.1	PP)	na
Adjusted EBITDA margin(7)	18.6%	24.9%	25.0%	6.3	pp	0.1	pp
____________________
*	pp denotes percentage points and this measure of change is calculated by subtracting the 2018 measure from the 2019 measure and the 2019 measure from the 2018 measure, respectively.

(1)	See note (2) in "Item 3. – Key Information – A. Selected financial data" above.

(2)	See note (3) in "Item 3. – Key Information – A. Selected financial data" above.

(3)	See note (4) in "Item 3. – Key Information – A. Selected financial data" above.

(4)	See note (5) in "Item 3. – Key Information – A. Selected financial data" above.

The calculation of cellular ARPU for each of the periods presented is detailed in "Item 3. – Key Information – A. Selected financial data"  above.
(5)	See note (1) in "Item 3. – Key Information – A. Selected financial data" above.

The reconciliation of adjusted EBITDA with net income and operating income is detailed in "Item 3. – Key Information – A. Selected financial data" above.

(6)	Operating income margin is defined as operating income as a percentage of total revenues for each of the applicable periods.

(7)	Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of total revenues for each of the applicable periods.

       The following table sets forth our consolidated statements of income as a percentage of total revenues from operations for the periods indicated:

	Year Ended December 31,
	2018	2019	2020
Revenues	100.0%	100.0%	100.0%
Cost of revenues	72.2%	73.5%	76.2%
Gross profit	27.8%	26.5%	23.8%
Selling and marketing expenses	15.3%	16.5%	15.8%
General and administrative expenses and credit losses	9.8%	8.9%	9.7%
Other (income) expenses, net	0.7%	(0.5)%	1.0%
Operating income	2.0%	0.6%	(0.7)%
Financing expenses, net	3.9%	3.9%	4.7%
Income(loss) before income tax	1.9%	(3.5)%	(5.7)%
Income tax	0.2%	0.6%	1.1%
Net income(loss)	1.7%	(2.9)%	(4.6)%

Revenues

	Year Ended December 31,			Change
	2018	2019	2020	2019 vs. 2018	2020 vs. 2019
	(In NIS millions)
Revenues	3,688	3,708	3,676	0.5%	(0.9)%

The decrease in revenues in 2020 compared with 2019 mainly derived from decrease in revenue from roaming services as a result of the Coronavirus crisis and a decrease of equipment sales in the fixed- line segment which was partially offset by Golan’s revenue from four months of activity (consolidated from September 2020).

The increase in revenues in 2019 compared with 2018 is attributed to a 3.1% increase in equipment revenues and an increase of 4% in recurring revenues from the fixed-line segment in the Internet and TV fields, offset by 2.5% decrease in service revenues in the cellular segment.

The following table sets forth the breakdown of our revenues for the periods indicated based on the various sources thereof:

	2018		2019		2020
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(in NIS millions)		(in NIS millions)		(in NIS millions)
Service revenues:
Cellular services	1,581	42.9%	1,541	41.5%	1,543	42.0%
Land-line communications services*	1,068	29.0%	1,111	30.0%	1,153	31.4%

Other services**	135	3.7%	124	3.3%	102	2.7%
Total service revenues	2,784	75.5%	2,776	74.9%	2,798	76.1%
Equipment revenues	904	24.5%	932	25.1%	878	23.9%
Total revenues	3,688	100.0%	3,708	100.0%	3,676	100.0%

*	Consists of international calling services, landline telephony services, transmission services, hubbing services, internet services (ISP and internet infrastructure services) and TV services.

**	Consists of repair services fees.

During 2020, service revenues (comprising 76.1% of total revenues) increased 0.7%, compared with 2019. This increase in service revenues resulted mainly from revenues of our subsidiary Golan consolidated from September 2020 as well as an increase in fixed-line service revenues mainly from TV and internet services partially offset by decrease in roaming services as a result of the Coronavirus crisis.

During 2019, service revenues (comprising 74.8% of total revenues) decreased 0.3%, compared with 2018. This decrease in service revenues resulted mainly from a 2.5% decrease in cellular service revenues resulting mainly from the ongoing erosion in the prices of these services. The decrease was partially offset by a 4% increase in the fixed-line service revenues resulting mainly from an increase in revenues from TV and internet services.

Fixed-line service revenues totaled NIS 1,153 million in 2020 compared to NIS 1,111 million in 2019. This increase resulted mainly from an increase in revenues from TV and internet services

Fixed-line service revenues totaled NIS 1,111 million in 2019 compared to NIS 1,068 million in 2018. This increase resulted mainly from an increase in revenues from TV and internet services

During 2020, revenues from other services totaled NIS 102 million compared with a total of NIS 124 million in 2019.

During 2019, revenues from other services totaled NIS 124 million compared with a total of NIS 135 million in 2018.

During 2020, equipment revenues (comprising 23.9% of total revenues) decreased 5.8%, compared with 2019. This decrease resulted mainly from a decrease in end user equipment sales in the fixed-line segment, partially offset by an increase in the quantity of cellular handsets sold during 2020 as compared to 2019.

During 2019, equipment revenues (comprising 25.1% of total revenues) increased 3.1%, compared with 2018. This increase resulted mainly from an increase in end user equipment sales in the fixed-line segment, partially offset by a decrease in the quantity of cellular handsets sold during 2019 as compared to 2018.

The following table sets forth the breakdown of our revenues for the periods indicated based on the types of subscribers:

	2018		2019		2020
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(in NIS millions)		(in NIS millions)		(in NIS millions)
Individual	2,579	69.9%	2,561	69.1%	2,556	69.5%
Business	946	25.6%	991	26.7%	940	25.6%
Other*	163	4.5%	156	4.2%	180	4.9%
Total	3,688	100.0%	3,708	100.0%	3,676	100.0%

*	Mainly consists of revenues from inbound roaming services, hosting services and network sharing services.

A breakdown of revenues according to types of subscribers (individual and business) during 2020 compared with 2019, shows a 0.2% decrease in revenues attributed to individual subscribers and a 5.1% decrease in revenues attributed to business subscribers. The decrease in the revenues attributed to individual subscribers resulted mainly by a decrease in roaming services as a result of the Coronavirus crisis partially offset from revenues of our subsidiary Golan (consolidated from September 2020) as well as an increase in fixed-line service revenues, mainly from TV and internet services. The decrease in revenues from business subscribers resulted mainly from the decrease in equipment revenues in the fixed line segment.

A breakdown of revenues according to types of subscribers (individual and business) during 2019 compared with 2018, shows a 0.1% decrease in revenues attributed to individual subscribers and a 4.8% increase in revenues attributed to business subscribers. The decrease in the revenues attributable to individual subscribers resulted mainly from the ongoing erosion in the price of cellular services, resulting from the intensified competition in the cellular market, partially offset by an increase in revenues of internet and TV services The increase in revenues attributed to the business subscribers resulted mainly from the increase in equipment revenues in fixed line segment.

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

These segments are managed separately for the purposes of allocating resources and assessing performance.

We started presenting our operations in these two segments as of January 1, 2016.

We measure revenues on an operating segment basis. The following is a discussion of our revenues for our two operating segments:

	Year Ended December 31,			Change
	2018	2019	2020	2019 vs. 2018	2020 vs. 2019
	(In NIS millions)
Cellular service revenues	1,730	1,679	1,660	(2.9%)	(1.1)%
Cellular equipment revenues	655	661	704	0.9%	6.5%
Total cellular revenues	2,385	2,340	2,364	(1.9%)	1.0%
Fixed-line service revenues	1,215	1,258	1,306	3.5%	3.8%
Fixed-line equipment revenues	249	271	174	8.8%	(35.8)%
Total Fixed-line revenues	1,464	1,529	1,480	4.4%	3.2%
Consolidation adjustments	(161)	(161)	(168)	-	4.3%
Consolidated revenues	3,688	3,708	3,676	0.5%	0.9%

Cellular Segment

Revenues from the cellular segment in 2020 totaled NIS 2,364 million (including inter-segment revenues), compared to NIS 2,340 million in 2019. The increase was primarily due to an increase in cellular equipment revenues of 6.5% as a result of an increase in sales on the Company’s website and sales to business customers.

 Revenues from the cellular segment in 2019 totaled NIS 2,340 million (including inter-segment revenues), compared to NIS 2,385 million in 2018. The decrease was primarily due to a decline in service revenues of 2.9% resulting mainly from the ongoing erosion in the price of these services offset by an increase in revenues from our sharing agreement with Golan and Xfone.

Fixed-line Segment

Revenues for the fixed-line segment (including inter-segment revenues) in 2020 totaled NIS 1,480 million, compared to NIS 1,529 million in 2019. This decrease resulted mainly from a decrease in revenues from in fixed-line equipment revenues. Partially offset from an increase in fixed-line service revenues TV and internet services.

Revenues for the fixed-line segment (including inter-segment revenues) in 2019 totaled NIS 1,529 million, compared to NIS 1,464 million in 2018. This increase resulted mainly from an increase in revenues from TV and internet services, as well as an increase in fixed-line equipment revenues.

Segment Adjusted EBITDA Discussion

We measure adjusted EBITDA on an operating segment basis. See note 6 to our financial statements incorporated by reference into this report for details of this measure of segment profitability. We define segment adjusted EBITDA as reviewed by the Group's CODM, represents earnings before interest (financing expenses, net), taxes, other income (expenses) not part of the Company’s current activity, depreciation and amortization, profits (losses) of equity account investees and share based payments.

Cellular segment

In 2020, the cellular segment generated adjusted EBITDA of NIS 525 million compared to NIS 627 million in 2019, a 16.3% decrease. This decrease resulted mainly from decrease in revenues from roaming services as a result of the Coronavirus crisis

In 2019 the cellular segment generated adjusted EBITDA of NIS 627 million compared to NIS 418 million in 2018, a 47.6% increase. This increase resulted mainly due to the adoption of IFRS 16 standard (which excluding such effects, would have continued to decrease), in comparison with 2018 as a result of ongoing erosion in cellular service revenues.

Fixed-line segment

In 2020, the fixed-line segment generated adjusted EBITDA of NIS 393 million compared to NIS 313 million in 2019, a 25.6% increase. The increase arose mainly as a result of an increase in revenues from internet and TV services and a decrease in the wholesale market costs as a result of a retrospective update of Bezeq’s tariffs.

In 2019, the fixed-line segment generated adjusted EBITDA of NIS 313 million compared to NIS 269 million in 2018, a 14.5% increase. The increase arose mainly as a result of an increase in revenues from internet and TV services.

Cost of revenues and gross profit

	Year Ended December 31,			Change
	2018	2019	2020	2019 vs. 2018	2020 vs. 2019
	(In NIS millions)
Cost of service revenues	2,019	2,030	2,043	0.6%	0.6%
Cost of equipment revenues	642	695	757	8.3%	8.9%
Total cost of revenues	2,661	2,725	2,800	2.4%	2.8%
Gross profit	1,027	983	876	(4.2%)	(10.9%)

The increase in cost of service revenues in 2020 compared with 2019 resulted mainly from an increase in first-time consolidation of Golan costs and an increase in costs of interconnect tariffs as a result of an increase in call minutes. This increase was partially offset by a decrease in the wholesale market costs as a result of a retrospective update of Bezeq’s tariffs.

The increase in cost of equipment revenues resulted mainly from an increase in cellular segment handset costs as a result of an increase in sales of handsets, partially offset by a decrease in equipment sales in the fixed-line segment.

The increase in cost of service revenues in 2019 compared with 2018 resulted mainly from an increase in costs of TV services content and in costs related to internet services in the fixed-line segment, offset by a decrease in expenses of international operators.

The increase in cost of equipment revenues resulted mainly from an increase in fixed-line equipment costs, primarily as a result of an increase in revenues from fixed line equipment sold during 2019 as compared to 2018, which was partially offset by a decrease in cellular segment handset costs.

Selling and marketing expenses and general and administrative expenses

	Year Ended December 31,			Change
	2018	2019	2020	2018 vs. 2019	2019 vs. 2020
	(In NIS millions)
Selling and marketing expenses	567	610	580	7.6%	(4.92%)
*General and administrative expenses	*323	*300	330	(7.1%)	10.0%
* Credit losses	*37	*29	27	(21.6%)	(6.9%)
Total	927	939	937	1.3%	0.2%

*reclassified
The decrease in selling and marketing expenses in 2020 compared with 2019, derived mainly from a decrease in salary costs as a result of the temporary closure of the frontal points of sale and putting employees on unpaid leave due to the Coronavirus over the course of the year, and from the Company’s streamlining of manpower as a result of employees retiring in the framework of the voluntary retirement plan, which was implemented during 2020.

The increase in selling and marketing expenses in 2019 compared with 2018, is primarily a result of an increase in depreciation expenses due to the capitalization of part of the customer acquisition costs. This increase was partially offset by a decrease of salaries expenses and doubtful accounts expenses.

The increase in general and administrative expenses in 2020 compared with 2019 resulted mainly from an increase in the Company’s depreciation costs and from Golan’s first-time consolidation.

The decrease in general and administrative expenses in 2019 compared with 2018 resulted mainly from a decrease of lease expenses due to the adoption of International Financial Reporting Standard ( IFRS 16), decrease in salaries and related expenses and decrease in doubtful debts. The decrease in general and administrative was partially offset by an increase in depreciation due to the adoption of IFRS 16.

Other income (expenses), net

	Year Ended December 31,
	2018	2019	2020
	(In NIS millions)
Other income (expenses), net	1	(20)	38

In 2020 the other revenue was from revenue from credit arrangements of handset sales and other revenue from performing contracting work of deploying the fiber optics network for IBC.

 Other expenses in 2019 mainly includes expense of NIS 45 million following employee voluntary retirement plan. Offset by revenues from credit arrangements of handset sales and from capital gain from selling our fiber optic network in 2019 to IBC.

Financing expenses, net

	Year Ended December 31,
	2018	2019	2020
	(In NIS millions)
Financing expenses	(190)	(193)	(182)
Financing income	19	49	10
Financing expenses, net	(171)	(144)	(172)

The increase in 2020 compared to 2019 mainly derived from losses in the 2020 investments portfolio compared to profits in the previous year, which was partially offset by a decrease in interest costs for the Company debentures as a result of a decrease in the average debt. The decrease in 2019 compared to 2018 derived from financing revenues for profits in the Company’s tradable investments portfolio and a decrease in offset interest costs, inter alia from an increase in the financing costs as a result of implementing IFRS 16 starting from January 1, 2019.

Income tax

	Year Ended December 31,			Change
	2018	2019	2020	2019 vs. 2018	2020 vs. 2019
	(In NIS millions)
Tax benefit	(6)	(23)	(39)	283%	69.6%

The increase in 2020 compared to 2019, and in 2019 compared to 2018 derived mainly from an increase in losses for tax purposes and a recognition of deferred taxes for expected tax.
Loss

	Year Ended December 31,			Change
	2018	2019	2020	2019 vs. 2018	2020 vs. 2019
	(In NIS millions)
Loss	(64)	(107)	(170)	67.2%	58.9%

The loss in 2020 totaled 170 million, primarily due to a decrease in operating profit mainly decrease in revenues from roaming services as a result of the Coronavirus crisis.

The loss in 2019 totaled 107 million, primarily due to a decrease in operating profit mainly from the ongoing erosion in the price of cellular services as well as from an expense of NIS 45 million following employee voluntary retirement plan which was recorded on the fourth quarter of 2019.

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

 For limitations applied to our debentures and other credit facilities see "– Debt Service" and "– Other Credit Facilities" below. These limitations are expected to apply to any additional debt incurred by us.

In May 2012, June 2013 and August 2019, the rating of our debentures was downgraded. Any downgrade in our ratings may adversely affect the terms and price of our debt or additional debt raised, may limit our ability to obtain additional financing to operate, develop and expand our business or to refinance existing debt. We believe that our sources of liquidity and capital resources, are adequate for our current requirements and business operations and should be adequate to satisfy our anticipated cash needs for working capital, capital expenditures, other current corporate needs and debt service for at least the next 12 months. Our future capital requirements will depend on many factors, including the level of revenues, the timing and extent of spending to support marketing and subscriber retention efforts, the expansion of sales and marketing activities and the timing of introductions of new products and enhancements of existing products, the level and timing of investing in our networks and services. Our Board of Directors would not expect to reinstate dividends unless it believes that our cash flow and available reserves will be sufficient to fund our needs, including our dividends. In February 2006, our Board of Directors adopted a policy to distribute each year at least 75% of our annual net income, on a quarterly basis, as dividends, subject to compliance with applicable law, our license and contractual obligations and so long as the distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. We undertook limitations on dividend distributions in our indentures and in other credit facilities. See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy”, "– Debt Service" and "–Other Credit Facilities" below. In respect of 2020, our Board of Directors chose not to declare dividends given the intensified competition and its adverse effect on our results of operations and in order to strengthen our balance sheet. Should our Board of Directors decide to reinstate dividends, it is possible that our Board of Directors’ estimate of our cash needs will be incorrect, or that events could occur that could increase our cash needs beyond anticipated. If that occurs, we may not have sufficient cash to cover these needs as a result of various expenditures previously made by the Company, including prior investments and expenses and prior dividend payments, and we would need to identify additional sources of financing, which could include equity or debt financing. We may not be able to obtain such financing on acceptable terms or at all.

Dividend payments

In 2018, 2019 and 2020 our Board of Directors chose not to declare dividends given the intensified competition and its adverse effect on our results of operations and in order to strengthen our balance sheet.

Shelf Prospectus

In April 2021, we filed a shelf prospectus with the Israeli Securities Authority, or ISA, and the Tel Aviv Stock Exchange, or TASE. The shelf prospectus allows us, from time to time, until April 2023 (or if extended by the ISA, subject to certain conditions, until April 2024), to offer and sell various securities including debt and equity, in Israel, in one or more offerings, subject to filing a supplemental shelf offering report that describes the terms of the securities offered and the specific details of the offering and the prior approval of the TASE of the supplemental shelf offering report.

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

•
7,038,000 Series 3 Options. Each Series 3 Option entitled the holder thereof to purchase one ordinary share at an exercise price of NIS 8.64, until April 1, 2020 (which was thereafter extended, with the court's approval, until June 30, 2020.  Series 3 Options were exercised for a total consideration of approximately NIS 60.7 million.

•	6,426,000 Series 4 Options. Each Series 4 Option entitles the holder thereof to purchase one ordinary share at an exercise price of NIS 9.60, until September 30, 2020.

In May 2020, the Company issued additional 2,220,000 Series 4 Options in an offering to the public in Israel (together with NIS 222 million principal amount of our Series L debentures), for an immediate total net consideration of approximately NIS 200 million:

Series 4 Options were exercised for a total consideration of approximately NIS 83 million.

The offerings were made under the Company's Israeli 2017 shelf prospectus and the securities issued were listed for trading on the Tel Aviv Stock Exchange.

Debt service

Public debentures

Our Series F debentures were issued in March 2012 to the public in Israel under our 2011 shelf prospectus (as amended in March 2012) and were listed for trading on the Tel Aviv Stock Exchange. In January 2020, we repaid Series F debentures in full.

Our Series H and I debentures were issued in July 2014 to the public in Israel under our 2014 shelf prospectus and were listed for trading on the Tel Aviv Stock Exchange. In February 2015, pursuant to an exchange offer under our 2014 shelf prospectus and in a private offering, we issued approximately NIS 844 million ($263 million) principal amount of Series H debentures and approximately NIS 335 million ($104 million) principal amount of series I debentures in exchange for approximately NIS 555 million ($173 million) principal amount of Series D debentures and approximately NIS 272 million ($85 million) principal amount of Series E debentures, respectively. Series D and Series E were fully repaid.  In March 2016, we issued approximately NIS 246 million ($77 million) aggregate principal amount of additional Series I debentures to certain institutional investors in a private offering. As of December 31, 2020, our Series H and I debentures consisted of approximately NIS 608 million ($189 million) principal amount and NIS 563 million ($175 million) principal amount, respectively.

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

For this purpose, net debt is defined as credit and loans from banks and others and debentures, net of cash and cash equivalents and current investments in tradable securities; and EBITDA is defined as profit before depreciation and amortization, other expenses or income, net, financing expenses or income, net and taxes on income in the last 12 months prior to the reporting date;

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

•	failure of our main business to be cellular communications or loss of our cellular license for a period of over 60 days;

•	suspension of trading of the debentures on the TASE over a period of 45 days;

•	failure to comply with the above covenant regarding limitations on dividend distributions;

•	failure to have the debentures rated over a period of 60 days;

•	a petition or court order to withhold all legal proceedings against us or petition for creditors arrangement filed;

•	the sale of a major part of our assets or merger (with certain exclusions);

•	failure to publish financial reports when due;

•	a net leverage in excess of 5.0:1, or in excess of 4.5:1 during four consecutive quarters;

•	failure to comply with our negative pledge covenant;

•	a material adverse effect on our business and an existence of a real concern that we shall not be able to repay the debentures when due.

•	the existence of a real concern that we shall not meet our material undertakings towards the debenture holders;

•	the inclusion in our financial statements during a period of two consecutive quarters of a note regarding the existence of significant doubt as to our ability to continue as a going concern; and

•	breach of our undertakings regarding the issuance of additional debentures.

Our Series J and K debentures were issued in September 2016 to the public in Israel under our 2014 shelf prospectus and were listed for trading on the Tel Aviv Stock Exchange. In July 2018, we issued NIS 220 million ($68 million) principal amount of additional series K debentures in a private offering to certain Israeli institutional investors according to our June 2017 agreement with such investors. In December 2018, we issued approximately NIS 187 million ($58 million) principal amount of additional series K debentures to the public in Israel under our 2017 shelf prospectus. As of December 31, 2020 our Series J and K debentures consisted of approximately NIS 103 million ($32 million) principal amount and NIS 711 million ($221 million) principal amount, respectively.

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

Our Series L debentures were issued in January 2018 to the public in Israel under our 2017 shelf prospectus and were listed for trading on the Tel Aviv Stock Exchange. In December 2018 and May 2020, we issued approximately NIS 213 million ($66 million) and NIS 222 million ($69 million) principal amount, respectively, of additional series L debentures to the public in Israel under our 2017 shelf prospectus. In December 2020, we issued approximately NIS 400 million ($124 million) of additional series L debentures in a private offering. The debentures were listed for trading on the Tel Aviv Stock Exchange. As of December 31, 2020, our Series L debentures consisted of approximately NIS 1,225 million ($381 million) principal amount.

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

As of December 31, 2020, we complied with the above covenants.

Other credit facilities

In May 2015, we entered into a loan agreement with two Israeli financial institutions, or Lenders, according to which the Lenders have agreed, subject to certain customary conditions, to provide us two deferred loans for the total principal amount of NIS 400 million  ($124 million), without any linkage, as follows:

•
A principal amount of NIS 200 million ($62 million) was provided to us in June 2016, and bears an annual fixed interest of 4.6%. The loan's principal amount is payable in four equal annual payments on June 30 of each of the years 2018 through 2021 (inclusive). The interest will be paid in ten semi-annual installments on June 30 and December 31, of each calendar year commencing December 31, 2016 through and including June 30, 2021. As of December 31, 2020, the outstanding principal amount under this loan is NIS 50 million ($16 million).

•
A principal amount of NIS 200 million ($62 million) was provided to us in June 2017, and bears an annual fixed interest of 5.1%. The loan's principal amount is payable in four equal annual payments on June 30 of each of the years 2019 through 2022 (inclusive). The interest will be paid in ten semi-annual installments on June 30 and December 31, of each calendar year commencing December 31, 2017 through and including June 30, 2022. As of December 31, 2020, the outstanding principal amount under this loan is NIS 100 million ($31 million).

Under the agreement, the interest rate may be subject to certain adjustments. We may cancel or prepay one or both loans, subject to a certain cancelation fee or prepayment fee, as applicable. The agreement includes standard terms and obligations and also generally includes the negative pledge, limitations on distributions, events of default and financial covenants applicable to our debentures.

In June 2017, we entered into a loan agreement with an Israeli bank, or Lender, according to which the Lender has agreed, subject to certain customary conditions, to provide us a deferred loan in a principal amount of NIS 150 million ($47 million), unlinked, in March 2019, which will bear an annual fixed interest of 4%. The loan's principal amount will be payable in four equal annual payments on March 31 of each of the years 2021 through and including 2024 and the interest will be payable in ten semi-annual installments on March 31 and September 30 of each calendar year, commencing September 30,2019  through and including March 31, 2024. In October 2020, we prepaid a part of the loan in the sum of approximately NIS 113 million ($35 million). In March 2021, we repaid the remaining balance of approximately NIS 38 million ($12 million), following which the loan was repaid in full.

As of December 31, 2020, we complied with the above covenants.

In the ordinary course of business, from time to time, we and our subsidiaries, enter into framework agreements with banks for various banking services, such as credit lines and hedging and factoring transactions.

   Capital expenditure

Our accrual capital expenditure in 2018, 2019 and 2020 amounted to NIS 647 million, NIS 562 million and NIS 547 million, respectively. Accrual capital expenditure is defined as investment in fixed assets and intangible assets, such as investments in our communications networks, fiber-optic infrastructure, information systems, software and TV set-top boxes and capitalization of part of the customer acquisition costs.

Cash flows from operating activities

Cash flows from operating activities totaled NIS 993 million in 2020, a decrease from NIS 1,036 million in 2019. The decrease in the operating cash flow in 2020 compared to 2019 derived from an increase in the Company’s net loss for 2020, cash flow costs for the voluntary retirement plan, and an increase in payments for rights to use IBC's fiber-optics infrastructure.

Cash flows from investing activities

The net cash flows from operating activities is the main capital resource for our investment activities. In 2018, 2019 and 2020, our net cash used in investing activities amounted to NIS 631 million, NIS 560 million and NIS 1,015 million, respectively. The payments were used primarily for the improvement and expansion of our networks and information systems. The increase in 2020 compared to 2019 mainly derived from acquiring Golan. The decrease in 2019 compared to 2018 mainly derived from the sale of the Company’s fiber-optic infrastructure to an affiliated company (IBC), which was offset against an investment in that affiliated company. The decrease in 2019 compared with 2018 resulted mainly from the sale of independent fiber optic infrastructure of the company in residential areas to IBC in the amount of approx. NIS 181 million and a decrease in our acquisitions of property, plant and equipment and intangible assets.

Cash flows from financing activities

In 2020, net cash used in financing activities amounted to NIS 265 million compared to NIS 672 million used in 2019. The decrease in 2020 compared to 2019 mainly derived from receipts from exercising options from capital issuance and as a result of a public issuance and private placement of the Company’s debentures that were conducted in 2020.

Working capital

Our working capital as of December 31, 2020 was NIS 370 million, compared with NIS 933 million as of December 31, 2019. The decrease in working capital was primarily due to decrease in cash and cash equivalents as a result of acquisition of Golan and a decrease in trade receivables as a result of initial consolidating of Golan.

Trade receivables

Trade receivables consist of outstanding amounts due from customers, mainly for cellular, internet infrastructure and connectivity and landline telephony services and handsets and accessories, net of the allowance for doubtful accounts.  Most of our handset sales are made on an installment basis (generally, 36 monthly payments). Installments due in the twelve months following the balance sheet date are included in current trade receivables; the remaining installments are included in long-term receivables. As of December 31, 2020, net current trade receivables amounted to NIS 985 million compared with NIS 1,142 million as at December 31, 2019 and NIS 1,152 million as at December 31, 2018. Net long-term trade receivables as of December 31, 2020 amounted to NIS 176 million compared with NIS 309 million as at December 31, 2019 and NIS 370 million as at December 31, 2018.

 The decrease in trade receivables (current and long-term) in 2020 compared with 2019 was mainly due to a decrease in long term receivables from equipment sales and initial consolidating of Golan.  The decrease in trade receivables (current and long-term) in 2019 compared with 2018 was mainly due to a decrease in revenues from handsets.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Set forth below is a description of our contractual cash obligations, in millions of NIS, as of December 31, 2020.
	Total	2021	2022-2023	2024-2025	2025 and Beyond
Long-term debt obligations (including interest)(1)	3,783	624	1,161	1,121	877
Operating lease obligations	693	206	256	125	106
Purchase obligations	376	291	85	-	-
Total	4,852	1,121	1,502	1,246	983

(1)	Interest does not include any increase in interest that would be required based on increases in the Israeli CPI.

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

New Accounting Standards Not Yet Adopted

As of 31 December 2020 there were no new accounting standards not yet adopted.
ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors, executive officers and other key employees as of December 31, 2020:

Name	Age	Position
Doron Cohen (2), (3), (4)	60	Chairman of the Board
Mauricio Wior (2)	64	Vice Chairman of the Board
Gustavo Traiber (1), (2), (4) , (5), (6)	59	Independent Director
Shmuel Hauser (1), (2), (4), (5), (6)	65	Independent / External Director
Varda Liberman (1), (2), (3), (5)	73	Independent / External Director
Aaron Kaufman (4)*	51	Director
Eran Shenar**	48	Director
Yoram Turbowicz***	62	Director

Avi Gabbay	55	President and Chief Executive Officer
Shai Amsalem**	47	Chief Financial Officer
Atara Litvak-Shacham ****	49	Vice President of Excellence & Innovation and replacement VP Marketing
Yaniv Koriat*	45	Chief Technology Officer
Victor Malka****	64	Chief Information Officer
Nadav Amsalem	47	Vice President of Business Customers
Orly Pascal	48	Vice President of Human Resources
Eli Adadi*****	45	Vice President of Retail
Liat Menahemi Stadler	54	Vice President of Legal Affairs and Corporate Secretary
Teimuraz Romashvili*****	42	Vice President of Sales and International Activity
Ilan Sigal******	45	Vice President of Business Development

Ronnen Shles	53	Controller

______________
(1) Member of our Audit Committee.

(2) Member of our Analysis Committee.

(3) Member of our Option Committee.

(4) Member of our Security Committee.

(5) Member of our Compensation Committee.

(6) Member of our Financial Exposure Management Committee.

* Since May, 2020

** Since September 2020

*** Since December 2020. Mr. Turbowicz announced his resignation from office in April, 2021.

**** Since March 2020

***** Since November 2020

****** Since February 2021

Doron Cohen has served as our Chairman of our Board of Directors since March 2020. Mr. Cohen has served as CEO of DIC since March 2020 (and recently announced his intention to leave his office at a date yet to be determined) and as Chairman of Epsilon Investments House Ltd. since February 2021 (and director since April 2020). Mr. Cohen has served as a director of Elron Electronic Industries Ltd. since March 2020, as a director of Property & Building Corporation Ltd. since August 2020, a director of Mehadrin Ltd. since November 2020, a director of Epsilon Underwriting & issuing Ltd. since February 2021, a director of private companies of DIC since 2020, as chairman of the board and founding partner at Credito since 2015, as chairman of the board of trustees of ORT Braude College of Engineering since 2015 and as Civil Service Commission (member of the appointments committee and member of the service committee) since 2016. From 2014 to 2020, Mr. Cohen served as an external director of Lachish Industries Ltd., from 2018 to 2020, he served as an external director of ADO Group Ltd., from 2015 to 2019, he served as chairman of the board and CEO of IBC, from 2011 to 2013 as Director General of the Israeli Ministry of Finance and from 2009 to 2012 as the Director General of the Israeli Government Companies Authority. Mr. Cohen is a Certified Public Accountant and holds a B.A. in economics and accounting from the Tel-Aviv University and an M.A. in law, from the Bar-Ilan University.

Mauricio Wior has served as our Vice Chairman of our Board of Directors since January 2017. In January 2018, 2.5% of our outstanding share capital held by Koor was transferred (through a lending transaction which DIC recently informed of its termination) to a company controlled by Mr. Wior, following which Mr. Wior is considered joint controlling shareholder with Koor. Mr. Wior has served director in Wior Communications Ltd. since 2018, a member of the board of directors of IRSA Inversiones y Representaciones Sociedad Anónima, since 2006, a member of the board of directors of Banco Hipotecario in Argentina, since 2014 and a member of the board of directors of additional private companies in Argentina. From 2016 to 2020, Mr. Wior served as Chairman and vice Chairman of the Board of Directors of Shufersal Ltd. and as a director in Shufersal Real Estate Ltd. and as vice Chairman of the Board of Directors of Israir Tourism and Aviation Ltd., from 2014 to 2020, he served as a substitute director in DIC and from 2019 to 2020 he served as a substitute director in IDB Development Corporation Ltd. From 1990 to 2005, Mr. Wior served as the Chairman and CEO of cellular operators in Argentina, Uruguay, Chile, Ecuador, Peru and Venezuela, and as a senior executive of BellSouth Telecommunications, LLC. Mr. Wior holds a B.A in finance and accounting and an M.B.A. in Business Management, both from Tel Aviv University.

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
Varda Liberman has served as a member of our Board of Directors since March 2019. Ms. Liberman serves as a Prof. in the Interdisciplinary Center Herzliya since 1995, founded and heading the MBA program in Healthcare Innovation and entrepreneurship (since 2016), heading the business school's Behavioral Decision Making Area (since 2012) and heading the Mathematical and Statistical Studies (since 1995). Prof. Liberman further provides decision making lectures, counseling and couching to various organizations including the Israeli judicial system, the Israeli healthcare system, hi-tec companies, investment banks and office holders. From 2021, Prof. Liberman also has served as an external director of Aquarius Engines (A.M) Ltd. From 2007 to 2010 Prof. Liberman served as an external director in Clal Insurance, from 2000 to 2006 in Tamir Fishman Mutual Funds and from 2001 until its privatization in 2004 in Sivan Training and Systems Ltd. Prof. Liberman holds a B.Sc. in Statistics and Mathematics, M.Sc. in Mathematics and Ph.D. in Mathematics, all from Tel Aviv University.
Shmuel Hauser has served as a member of our Board of Directors since March 2019. Prof. Hauser is a Senior Vice President at Ono Academic College, a former Dean at Ono Academic faculty of Business and a Professor of Finance at Ben-Gurion University. From 2011 to 2018, Prof. Hauser served as the Chairman of the Israel Securities Authority (ISA), co-chairman of Israel Accounting Standards Board (IASB), member of an advisory committee to the Banks' Supervisor at the Bank of Israel, in 2017 member of the advisory committee to the Israel Capital Market, Insurance and Savings Authority and from 2019 to 2020, he served as Member of the Advisory Committee of CyberRight Tech . Prior to that, from 2008 to 2011 Prof. Hauser served as the chairman of a private company, a director in two financial investment houses, and a director in the Israeli S&P ranking company (Maalot). Prof. Hauser also has served as an external director in Gazit Globe Ltd. ,as an independent director in Alrov Group, chairman of the board at Pocketful Ltd., member of the board (and partner) at Quantex Expected Returns, member of the Investments Committee of the Israel Democracy Institute, Consultant for eToro and CEO and Chairman of Narativ Ltd. Concurrent with his work, Prof. Hauser pursued an academic career in the fields of: Corporate Finance, Capital Market Regulation, and Microstructure. Prof. Hauser holds a B.A. in Statistics and Economics and an M.B.A., both from the Hebrew University in Jerusalem, and a Ph.D. form Temple University, Philadelphia, USA.

Aaron Kaufman has served as a member of our Board of Directors since May 2020. Mr. Kaufman has served as VP Legal Counsel of DIC, since 2016, member of the Board of Directors of Epsilon Investments House Ltd. since December 2020 and director of private companies of DIC group since 2016. He served as VP and Legal Counsel of IDB Development Corporation Ltd., or IDBD, until April 2020 and then as CEO of IDBD until September 2020. Mr. Kaufman also served as a director of several affiliates of IDBD until September – December 2020. From 2005 to 2015 Mr. Kaufman was a partner in the law firm of Epstein, Homsky, Asnat and Co. Mr. Kaufman holds an LL.B from the Tel-Aviv University.
Eran Shenar has served as a member of our Board of Directors since September 2020. Mr. Shenar is the founder and co-owner of Best-Medical Center as of 2019 and of the Multidisciplinary Center of Gastroenterology since 2015 and has served as director of the board of Best Medical Advance Medicine Ltd. and MBA Management and Initiatives Ltd. since 2017 and as a business and financial consultant since 2010. From 2009 to 2011 Mr. Shenar served as a director and chairman of the finance committee of Sinopsis Ltd. and a partner in Altos Private Equity. From 2007 to 2009 he served as CEO of Katzir holding fund and as a director in various private companies. From 2003 to 2007 he served as the manager of the Strauss-Elite merger (2003) and Strategic control manager in Strauss-Elite Group and from 1998 – 2003 he served as a manager in the financial advisory division of Somech-Chaikin, KPMG. Mr. Shenar is a Certified Public Accountant and holds an M.B.A. with major in finance, strategy and entrepreneurship and a B.A. in economics and accounting, both from the Tel-Aviv University.
Yoram Turbowicz served as a member of our Board of Directors from December 2020 to March 2021. Mr. Turbowicz served as Chairman of the Board of Discount Investment Corporation Ltd., Elron Electronic Industries Ltd., Property & Building Corporation Ltd. and Mehadrin Ltd. from November 2020 to March 2021, as director of Allied Ltd. and Champion Motors Ltd. since 2009 and as director of Allied Logistics Ltd. since 2013 and is a director of additional private companies. From 2009 to 2011 Mr. Turbowicz served as chairman of the board of Azorim Ltd. and Delek Energy Systems Ltd.. From 2009 to 2018, Mr. Turbowicz was a practicing commercial lawyer. From 2006 to 2008, Mr. Turbowicz served as the Chief of Staff of the Prime Minister of Israel's office. He served from 2004 to 2005 as a director of the Company. Mr. Turbowicz is an attorney at law and holds an LL.B from the Hebrew University and an LL.M and S.J.D from the Harvard Law School.
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

Shai Amsalem has served as our CFO since September 2020 and as CFO of Golan Telecom Ltd. since 2017 (and as of the completion of its acquisition by the Company, also as its replacement CEO until November 2020). From 2012 to 2016, he served as CFO of Tiv Taam Group. From 2010 to 2012 he served as CFO of Rav-Bariach (08) Industries Ltd. and from 2006 to 2009 he served as CFO of Gibor Sport Active wear Ltd. Mr. Amsalem is a Certified Public Accountant and holds an M.B.A. with major in finance and a B.A. with major in accounting, both from the College of Management.

Atara Litvak-Shacham has served as our VP of Excellence and Innovation and replacement VP Marketing since March 2020. In 2018 she served as Nova Lomus Ltd.'s VP Marketing. From 2015 to 2017, she served as Partner Communication's VP Marketing and Growth Engines and in 2014 she served as a Chief Marketing Officer for Colmobil Group's on-line initiative. From 2005 to 2012, Ms. Litvak-Shacham served as VP Marketing in Bezeq International. Ms. Litvak-Shacham holds a B.A. in Behavioral Science from the Ben Gurion University and an M.B.A from the Hebrew University.

Yaniv Koriat has served as our Chief Technologies Officer since March 2020. From 2015 to March 2020, he served as our head of transport networks engineering. From 2011 to 2015, he served as a team leader of transport and IP networks engineering. From 2005 to 2011, he served as a deputy to the northern district manager of the network operations department and from 2000 to 2004, Mr. Koriat served as a cellsite technician. Mr. Koriat holds a B.Tech. in Electronics and Electricity engineering (Communications) from the University of Ariel and an M.B.A. from the Open University.

Victor Malka has served as our Chief Information Officer since March 2020. From 2019 to March 2020, he served as an active communications consultant. From 2012 to 2019 he served as Bezeq, the Israeli communications company's head of information systems in the technologies division. From 2007 to 2012, he served as Bezeq's head of management systems in its engineering division and from 1996 to 2007 as Bezeq's head of information systems department in its engineering division. Mr. Malka holds a B.Sc. in Math and an M.Sc. in Operations Research and System Analysis, both from the Technion, Israel Institute of Technology.

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

Eli Adadi has served as our Vice President of Retail since November 2020. Mr. Adadi has served as CEO of Dynamica Communications Chain Stores Ltd., the Company wholly owned subsidiary and as manager of our retail apparatus, since 2011. From 2009 to 2011, he served as our sales and revenues manager for the private sector. Mr. Adadi holds an M.B.A. with major in marketing and a B.A. in Business Administration, both from the Ben-Gurion University.

Liat Menahemi has served as our Vice President of Legal Affairs and Corporate Secretary since 2006. From 2000 to 2006, Ms. Menahemi Stadler served as head of the technology and general purchasing division of our legal department.  She has been a member of our legal department since 1998. Ms. Menahemi Stadler holds an LL.B. and a B.A. in English and French language and literature, both from the University of Haifa and is a member of both the Israeli and the New York Bar Associations.

Teimuraz Romashvili has served as our Vice President of Sales and International Activity since November 2020. From 2011 to 2020, Mr. Romashvili served as Vice President of Prepaid Activity. Mr.  Romashvili has served as Netvision's head of pre-paid and international activity from 2007 to October 2011. From 2005 to 2007, he served as head of pre-paid activity in Barak and prior to that served in a variety of positions in Barak. Mr. Romashvili holds a B.A. in economics and management from the Economics Academy in Kiev, Ukraine.

Ilan Sigal has served as our Vice President of Business Development and as CEO of Golan Telecom Ltd., the Company wholly owned subsidiary, since February 2021. From 2019 to 2020, Mr. Sigal served as VP marketing of Pelephone communications Ltd., and VP marketing and business development of Yes - D.B.S Satellite Services (1998) Ltd. and Bezeq International Ltd. and from 2016 to 2020, as VP marketing of Pelephone communications Ltd. From 2010 to 2016, he served as a marketing division manager of Bezeq, the Israeli Telecommunications Company Ltd. for the private and SOHO sectors and from 2007 to 2010, he served as its internet marketing department manager for the private sector. From 2004 to 2007, he served as a marketing department manager of Internet Gold-Golden Lines ltd. for the private sector. Mr. Sigal holds an M.B.A. from the Ono Academic College and a B.A. with major in communications and management, from the College of Management.

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

*Adjusted EBITDA and Free Cash Flow are non-IFRS measures. For a definition of adjusted EBITDA, see footnote (1) under "Item 3. Key Information – A. Selected Financial Data". For a definition of Free Cash Flow see under "Item 5. Operating and financial review and prospects – A. Operating results – Overview – General".

** Our CEO's performance score of his performance objectives in 2020 is approximately 91%.

Any payout of Annual Cash Bonuses for any year will be subject to an additional minimum requirement of achieving an annual adjusted EBITDA of not less than 75% of the Company's adjusted EBITDA for the previous year. We have met this threshold.  Such minimum requirement is in no way indicative of the Company's expectations or estimations for any fiscal year, and is provided in order to assure shareholders that no Annual Cash Bonuses will be paid to office holders according to the Compensation Policy in years when the Company’s performance has deteriorated materially compared to the prior year.

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

Bonus (in terms of the target bonus)
150%
100%
50%
MIN
MAX
0
75%
100%
125%
Performance score

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

The aggregate maximum payout of all of the executive officers' Annual Cash Bonuses per annum shall not exceed 2% of the adjusted EBITDA for that calendar year (after elimination of material one time and reevaluation influences). In case of a positive adjusted EBITDA but negative net profit in a particular year, the Compensation Committee and the Board of Directors of the Company shall examine the circumstances leading to a negative net profit and shall consider reducing or cancelling the Annual Cash Bonus for that year. For 2020, our Compensation Committee and the Board of Directors resolved not to award an Annual Cash Bonus, given the Company's results of operations.

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

•	the grant of restricted share units to the Company's executive officers shall be conditioned by the Company setting performance objectives for such grant.

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
Compensation for our directors
All directors (other than Executive Directors, as defined hereinafter), including external directors, independent directors, directors who are affiliated with our controlling shareholder or nominated or appointed by our controlling shareholders ("Controlling Shareholder Directors") and other directors, will be entitled to a directors fees in accordance with the amounts of statutory compensation to an external director of a dual-listed company allowed by the applicable Israeli law and regulations (as shall be updated from time to time and up to the maximum amounts allowed) and will not receive cash bonuses or equity-based compensation*. Such directors' fees in relation to Controlling Shareholder Directors may be paid either directly to the director or to the controlling shareholder through a management agreement (if such agreement is in effect).
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

* See "Executive Officer and Director Compensation" below for a change following the Company's delisting from the New York Stock Exchange.

Indemnification
Exemption from liability and liability insurance policy. Our articles of association allow us to exempt in advance a director and executive officer, or office holders, from liability to the company, in whole or in part, for a breach of his or her duty of care (except in connection with distributions) and we may enter into a contract for insurance against liability of any of our office holders with respect to certain breaches of his/her duties and certain financial liabilities and litigation expenses. As of August 12, 2020, such exemption from liability may not be granted in relation to a decision or a transaction in which the controlling shareholder or any office holder of the company has a personal interest, as such terms are defined in the Companies Law.

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

Indemnification. Our articles of association provide that we may indemnify our office holders against certain financial liability and litigation expenses. We have undertaken to indemnify our office holders for certain events listed in the indemnification letters given to them. Excluding reasonable litigation expenses, as noted above, the aggregate amount payable to all directors and officers and other employees who may have been or will be given such indemnification letters as of August 12, 2020, will not exceed an amount equal to 25% of our shareholders’ equity as per its most recent consolidated financial statements prior to the date of the indemnification payment.

The above exemption, indemnification and insurance coverage, are subject to the limitations set in the Companies Law.

The changes entered to the compensation policy as of August 12, 2020, shall not derogate from earlier letters of exemption and indemnification between the company and the office holders.

Executive Officer and Director Compensation

The aggregate direct compensation we paid to all our executive officers and directors as a group (18 persons) for 2020 was approximately NIS 14.8 million, of which approximately NIS 2.1 million was set aside or accrued to provide for pension, retirement, severance or similar benefits. These amounts do not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses and benefits commonly reimbursed or paid by companies in Israel. In 2020 we recorded NIS 9 million   equity based compensation costs in relation to our executive officers. See “6. Directors, Senior Management and Employees – E. Share Ownership – Share Incentive Plans”. We pay our executive officers an annual bonus based on our overall performance and individual performance, in accordance and subject to the provisions of our compensation policy (described above). For 2020, our compensation committee and board of directors resolved not to pay our executive officers an Annual Cash Bonus.

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2020. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2020, which includes compensation paid or to be paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Employees was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association. The amounts set forth in the table below are given in thousands of New Israeli Shekels (NIS).

Name and Principal Position (1)	Salary Cost (2)	Bonus(3)	Equity-Based Compensation(4)	Total
Avi Gabbay, Chief Executive Officer	1,600	-	5,363	1,963
Liat Menahemi Stadler Vice President of Legal Affairs and Corporate Secretary	1,071	-	477	1,548
Orly Pascal, VP of Human Resources	1,070	-	477	1,547
Teimuraz Romashvili, VP of Sales and International Activity	1,020	-	477	1,497
Shlomi Fruhling, Former Chief Financial Officer	1,018	400	-	1,418
_____ _______________

(1)	As of December 31, 2020. Unless otherwise indicated herein, all Covered Executives are or were employed on a full-time (100%) basis.

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

(3)
Represents Annual Cash Bonuses approved by our compensation committee and board of directors to the Covered Executives with respect to the year ended December 31, 2020, based on our compensation policy.

(4)
Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2020, based on the fair value of the applicable options on the date of grant thereof, in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 23 to our consolidated financial statements incorporated by reference into this report.

We pay each of our external directors the maximum amount of statutory compensation to an external director of a dual-listed company allowed by the applicable law and regulations, which is in the amount of NIS 133,770 (approximately $41,608) per year and NIS 4,020 (approximately $1,250) per meeting which such external director attends (including meetings of committees of the Board of Directors), adjusted for changes in the Israeli CPI for December 2017, or a Director's Fee. As resolved in our annual shareholders meeting held in July 2011, our independent director (Mr. Gustavo Traiber) is compensated at the same level as a statutory external director of a dual listed company, as described above.

We pay our Controlling Shareholder Directors a Director's Fee* (paid to DIC according to their instructions). See "Item 8.Major Shareholders and Related Party Transactions – Related Party Transactions – Relationship With Affiliates".

* Reduced by 25% for a limited period, since May 2019, as per agreement with the employee representatives.

Notwithstanding the aforesaid, following the Company's delisting from the New York Stock Exchange on February 8, 2021, we shall continue to pay our directors a director fee in accordance with the amounts of statutory compensation to an external director of a dual listed company, until the end of their current term as directors (our external directors – until March 2022; our other directors (including our independent director) – until our next annual shareholders meeting). Thereafter, directors shall be entitled to a directors fees in accordance with the amounts of statutory compensation to an external director allowed by the Israeli Companies Law and regulations (as shall be updated from time to time and up to the maximum amounts allowed).

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

C.           BOARD PRACTICES

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices prescribed by the Companies Law and the regulations promulgated thereunder, relating to such matters as external directors, the audit committee, the compensation committee and the internal auditor. These matters are in addition to the applicable requirements of the New York Stock Exchange and U.S. securities laws. Under the New York Stock Exchange rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable New York Stock Exchange requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. On February 8, 2021 we voluntarily delisted from the NYSE. See "Item 4. Information on the Company – A. History and Development of the Company – Our History" above. We follow the Companies Law, the relevant provisions of which are summarized in this annual report.

For a summary of the significant differences between our corporate governance practices as a foreign private issuer and those required of U.S. domestic companies under NYSE Listing Standards, see “Item 16G – Corporate Governance”.

Under the Companies Law, our Board of Directors must determine the minimum number of members of our Board of directors required to have financial and accounting expertise, as defined in the regulations of the Companies Law.  In determining the number of directors required to have such expertise, the Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that we require at least two directors with the requisite financial and accounting expertise and that Messrs. Cohen, Wior and Traiber have such financial and accounting expertise. The Companies Law and the regulations promulgated thereunder also require that at least one of our External Directors has financial and accounting expertise, and consider a person who is an audit committee independent financial expert according to U.S. law, and meets a lower standard of "professional qualification" under the Companies Law, to comply with that requirement. Our Board of Directors has determined that Mr. Shmuel Hauser qualifies as an "audit committee financial expert" as defined in Item 16.A of Form 20-F.

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

Our Board of Directors currently consists of seven directors, of whom two also qualify as external directors under the Companies Law. Mr. Traiber, our independent director, and Messrs. Cohen and Kaufman were elected at our annual shareholders meeting held in August 2020 until our next annual meeting. Mr. Wior was appointed in February 2018 by the Israeli shareholders, in accordance with our license and articles of association’s requirement that at least 10% of our directors be appointed by Israeli citizens and residents from among our founding shareholders, or Israeli Shareholders. Mr. Shenar was appointed by our board of directors in September 2020, until our next annual meeting. Our external directors, Mr. Hauser and Ms. Liberman, were appointed in our shareholder meeting held in March 2019 for a term of three years, as per the Companies Law stipulations.

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

The initial term of an external director is three years and he or she may be reelected to up to two additional terms of three years each by means of one of the following mechanisms: (i) the board of directors proposed the nominee and the nominee's appointment was approved by the shareholders by a Special Majority, or (ii) a shareholder holding 1% or more of the voting rights or the external director himself or herself proposed the nominee, and the nominee is approved by the shareholders by a Special Majority, and that the nominee is not the proposing shareholder or a 5% shareholder who is an affiliate or competitor of the company or a relative or affiliate of such a shareholder. An external director may only be removed by the same percentage of shareholders votes as is required for the election of an external director, or by a court, and then only if the external director ceases to meet the statutory qualifications or violates his or her duty of loyalty to the company.  If an external directorship becomes vacant, a company’s board of directors is required under the Companies Law to call a shareholders’ meeting promptly to appoint a new external director.

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

    Board Committees

Our Board of Directors has established an audit committee, financial exposure management committee, analysis committee, option committee, compensation committee and a security committee.

Audit committee

Under the Companies Law, the board of directors of a public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the company’s external directors, and the majority of its members is required to be independent (as such term is defined under the Companies Law). The Chairman of the audit committee is required to be an external director. The members of the audit committee are also required to meet the independence requirements established by the SEC in accordance with the requirements of the Sarbanes-Oxley Act. Our audit committee also serves as our financial statements review committee, required under the Companies Law.

Our audit committee provides assistance to our Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting and internal control functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management and is responsible for reviewing and approving certain related party transactions, as described below

Our audit committee is composed entirely of independent members (both under the Companies Law and the Sarbanes-Oxley Act) and includes all the external directors.  The members of our audit committee are Messrs. Hauser (Chairman), Traiber, and Ms. Liberman. Our board of directors determined Mr. Hauser to be qualified to serve as an "audit committee financial expert" as defined by the SEC's rules.

Financial exposure management committee

Our financial exposure management committee, was nominated by our Board of Directors and reviews our financial exposures, investment and hedging policies and recommends to our Board of Directors how we might enhance our investment and hedging performance. Our financial exposure management committee consists of Messrs. Hauser and Traiber.

Analysis committee

Our analysis committee reviews our costs and annual budget and recommends ways to achieve cost efficiency in our activities to our Board of Directors. Our analysis committee also reviews our operations and future plans and recommends how we might enhance our present and future performance to our Board of Directors.  Our analysis committee consists of Messrs. Wior, Traiber, Hauser, and Ms. Liberman.

Option committee

Our option committee administers the issuance of options and Restricted Shares Units, or RSUs under our 2015 Share Incentive Plan to our employees who are not office holders, as well as any actions and decisions necessary for the ongoing management of the plan. Our option committee consists of Mr. Cohen and Ms. Liberman.

Security committee and observer

Our security committee, which we were required to appoint once we became a public company pursuant to our license, deals with matters concerning state security. Only directors who have the requisite security clearance by Israel’s General Security Services may be members of this committee. The committee is required to be comprised of at least four members, including at least one external director. In addition, the Minister of Communications is entitled under our license to appoint a state employee with security clearance to act as an observer in all meetings of our Board of Directors and its committees. Such an observer was appointed in February 2008. Our security committee consists of Messrs. Cohen, Hauser, Kaufman and Traiber.

Compensation committee

Under the Companies Law, the board of directors of a public company must establish a compensation committee. The compensation committee must consist of at least three directors and must include all of the company’s external directors and the external directors must constitute the majority of its members. The Chairman of the compensation committee must be one of the external directors. Other members of the committee should be directors whose terms of compensation are the same as external directors. Under the Companies Law, the compensation committee functions are to recommend to the board of directors, for ultimate shareholder approval by a special majority, a policy governing the compensation of office holders, based on specified criteria, to review modifications to the compensation policy from time to time, to review its implementation and to approve the actual compensation terms of office holders. The composition of our compensation committee complies with the requirements described above. Our compensation committee consists of Ms. Liberman (Chairperson), Mr. Traiber and Mr. Hauser.

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

The numbers and breakdowns of our full-time equivalent employees as of the end of the past three years are set forth in the following table:

	Number of Full-Time Equivalent Positions
Unit	December 2018	December 2019	December 2020
Management and headquarters	54	51	42
Human resources	176	159	133
Marketing and TV	42	38	34
Customers*	2,666	2,314	2,144
Finance	109	104	89
Engineeing	331	335	297
Information systems	199	205	181
Our subsidiaries**	60	59	35
Total	3,637	3,265	2,954
_______________________
*Includes the customer-facing units: business customers, sales and services.
**Includes companies in which we hold 50% or more of the issued share capital but excludes our wholly owned dealer and as of December 2020 - Golan, whose employees are included in the various units count.

In April 2021, we entered into a collective employment agreement with the Company's employees' representatives and the Histadrut, an Israeli labor union, for a term of three years (2021-2023) after having entered collective agreements in 2018, 2019 and 2020. Under the 2019 agreement, which amended the 2018 agreement, we reduced our expenses in relation to the collective employment agreement and granted entitled employees options and RSUs under our 2015 Share Incentive Plan; under the 2020 agreement we agreed on a voluntary retirement program, to grant entitled employees options and RSUs under our 2015 Share Incentive Plan and to grant our employees the right to appoint a director to our board. The 2021 agreement includes policy and employment terms similar to those practiced with certain modifications, including a 3% average salary increase in 2022 and 2023 to entitled employees and mechanisms to allow us to improve service level and operational excellence, among others, by constant improvement to our employees' quality and quantity. Employees' participation in our gains – 12.5% over an annual operational net profit of NIS 400 million, divided quarterly, remains unchanged.

The collective agreement applies to the Company's employees, excluding certain managerial and specific positions. The agreement defines employment policy and terms in various aspects, which are more favorable to our employees than the requirements of Israeli law, including minimum wage, annual salary increase, incentives, benefits, contribution to an education fund, participation in our operational income over a certain threshold and other one time or annual payments to the employees, as well as a welfare budget and procedures relating to manning a position, change of place of employment and dismissal. In January and September 2019, the Histadrut announced a labor dispute at the Company and Dynamica. The January 2019 declaration of labor dispute ended with the execution of the 2019 agreement and the September 2019 declaration ended with the execution of the 2020 agreement.  Golan entered a collective employment agreement in 2016 with a different labor union – the National Histadrut and its employees' representatives, which is in force until October 2022 and regulates employment relations in Golan. In June 2020, in light of Golan's expected purchase by us, a special collective employment agreement was entered by the same parties, which, among others, determined the continued effect of the Golan previous collective agreement arrangements and Golan's future position as a separate negotiating unit.  See also "Item 3. Key Information – D. Risk Factors – Risks Related to our Business – The unionizing of our employees may impede necessary organizational and personnel changes, result in increased costs or disruption to our operation".

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

 We enter into personal employment agreements with our employees on either a monthly (in most cases, full-time positions) or hourly basis. Employment agreements of our employees who are included in the collective agreement are subject to the provisions of the collective employment agreement. Substantially all of our employees have signed non-disclosure and non-competition agreements, although the enforceability of non-competition agreements is limited under Israeli law

Our employee compensation structure is aimed at encouraging and supporting employee performance towards enabling us to meet our strategic goals. Approximately 85% of our customer-facing employees are entitled to performance-based incentives. In addition, under the collective employment agreement some of our employees are entitled to an annual bonus based on our overall performance and individual performance.. We also contribute funds on behalf of some of our employees to an education fund and under the collective employment agreement to all employees after completing 3 years of employment with us.

In the second quarter of 2018 and the first quarter of 2020 we launched, together with the employees representing labor union, voluntary retirement plans for employees, following which we incurred costs of approximately NIS 26 million and NIS 45 million, respectively.

E.           SHARE OWNERSHIP

As of March 31, 2021, Koor beneficially owned 66,926,384 ordinary shares in addition to 8,138,736  ordinary shares which are held (through a lending transaction which DIC recently informed of its termination) by two shareholders, which are considered joint controlling shareholders with Koor, and the voting rights in an additional 3,412,500 ordinary shares are held by Koor. This does not include a total of 92,660 ordinary shares held as of March 31, 2021 by a subsidiary of DIC, all for members of the public through mutual funds, which are managed by this company. Certain reporting persons under DIC's and Koor's Schedule 13D/A disclaim beneficial ownership of certain shares reported therein. Except as described above, none of our executive officers or directors beneficially owns 1% or more of our outstanding ordinary shares.

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
In May and June 2019, our board of directors resolved to grant employees of the Company (who are not office holders or directors) and a non-profit organization for the employees a total amount of 2,944,197 options at an exercise price of NIS 15.66 per share and 1,019,400 RSUs. The options and RSUs granted to the employees will be vested in four equal installments on each of the first, second, third and fourth anniversary of the date of grant and the RSUs granted to the non-profit organization will be vested in two equal installments on each of the first and second anniversary of the date of grant. The options of the first installment may be exercised within 18 months from their vesting, and the options of the second, third and fourth installments may be exercised with 12 months from their vesting. We will record the total sum of approximately NIS 20 million, as a compensation cost related to these grants, over the vesting period 2019-2023.

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

In June 2020, our board of directors resolved to grant employees of the Company (who are not office holders or directors) the first grant, in an amount of 2,407,437 options at an exercise price of NIS 12.35 and 628,988 RSUs, under the 2020 collective agreement.

As of the date of this report, the precedent conditions for the second and third grants of such options and RSUs have not yet been fulfilled.
From August to December 2020, our compensation committee and board of directors resolved to grant 898,956_options at an exercise price ranging from NIS 13.03 to NIS 19.7 to non-directors office holders of the Company. The options granted will vest in three installments on the first, second and third anniversaries of the date of grant. The options of the first installment may be exercised within 18 months from their vesting, and the options of the second and third installments may be exercised with 12 month from their vesting. We will record the total sum of approximately NIS 14 million as a compensation expense related to such grants, over a period of 3 years (nonlinearly).
In February 2021, our compensation committee and board of directors resolved to grant 604,746 options at an exercise price ranging from NIS 16.26 to NIS 19.3 to a non-director office holder of the Company, under the same vesting and exercise provisions as noted for the former office-holders. We will record the total sum of approximately NIS _1.8_ million as a compensation expense related to such grant, over a period of 3 years (nonlinearly).
As of December 31, 2020, an aggregate of 14,519,194 ordinary shares were issuable upon exercise of options and RSUs according to the terms above.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           MAJOR SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our shares as of March 31, 2021, by each person, or group of affiliated persons, known to us to be the beneficial owner of 5% or more of our outstanding shares.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes any shares issuable pursuant to options that are exercisable within 60 days of March 31, 2021. Any shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 162,775,743 ordinary shares outstanding as of March 31, 2021. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, our major shareholders do not have different voting rights and the persons named in the table have sole voting and investment power with respect to all ordinary shares held by them.
	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent

Koor Industries Ltd., or Koor *	78,477,620	48.21%
Migdal Insurance and Financial Holdings Ltd. **	15,844,314	9.74%
The Phoenix Holdings Ltd.**	11,736,525.73	7.2%
Menora Mivtachim Holdings Ltd.**	8,559,936	5.26%
Directors and executive officers as a group (4 persons)***	1,023,486	0.63%
_______________

*	Koor is a private company, wholly owned by Discount Investment Corporation Ltd., or DIC. DIC, is a public Israeli company traded on the Tel Aviv Stock Exchange

Koor's holdings include: (1) 66,926,384 ordinary shares held by Koor directly; (2) 8,138,736 ordinary shared held by two shareholders (4,069,368 shares each) who are considered joint controlling shareholders with Koor (through a lending transaction which DIC recently informed of its termination) (one of which is controlled by Mr. Mauricio Wior, the vice chairman of the Company, and one of which is controlled by Mr. Blejer, a past officer of DIC); and (3) 3,412,500 ordinary shares (representing approximately 2.1% of our issued and outstanding shares) held by a few shareholders whose voting rights are vested in Koor;. Does not include 92,660 ordinary shares (representing approximately 0.06 % of our issued and outstanding shares) held as of March 31, 2021, by a subsidiary of DIC, all for members of the public through mutual funds, which are managed by this company.

As reported by DIC, pursuant to court decisions, receivers were appointed in 2020 for the controlling shares in DIC, constituting approximately 82% of DIC's issued share capital and voting rights. As part of the receivership procedures on such DIC shares and in accordance with the court's approval for the sale of such DIC shares to Mega Or and a group of investors led by Mega Or, on March 25, 2021, DIC shares  constituting approximately 47.4% of its issued share capital, were sold to Mega Or and other investors, out of which approximately 24.9% of DIC's issued share capital were sold to Mega Or. Accordingly, as reported by DIC, DIC is a company without a controlling shareholder. On April 20, 2021 DIC reported that Mega Or purchased additional 5% of DIC's share capital out of the aforementioned 82% of its share capital.

According to DIC reports, approximately 34.83% of DIC's issued share capital and voting rights are held (through the receivers), by Dolphin Netherlands BV, or Dolphin Holland, through Dolphin IL Investments Ltd., or Dolphin IL, a company incorporated in Israel, which is wholly owned by Dolphin Holland. In addition (as of September 30, 2020) IRSA Inversiones Y Representaciones, or Irsa, held approximately 1.46% of the issued share capital and voting rights in DIC through Tyrus SA, a company incorporated in Uruguay and wholly owned by Irsa. The controlling shareholder of Dolphin Holland and Irsa is Mr. Eduardo Elsztain (through corporations under his control). In addition, Mr. Elsztain holds directly (as of October 20, 2020) approximately 0.27% of the issued share capital and voting rights in DIC.

**           Includes the holdings of its affiliated entities. Certain affiliated entities disclaim beneficial ownership of certain shares reported therein.
As of March 31, 2021, we had 14 holders of record of our equity securities who are, to our knowledge, located in the United States. The shares held by these holders of record represent 58.54% of our outstanding ordinary shares. However, this number is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are located because nearly all of such ordinary shares were held of record by Cede & Co. for the account of the brokers or other nominees, including the Tel Aviv Stock Exchange.

B.           RELATED PARTY TRANSACTIONS

Agreements among our Shareholders

In January 2018, Koor entered into a lending transaction under which 5% of our outstanding share capital held by Koor was transferred to two shareholders (2.5% to each) who were our Israeli Shareholders until April 2021, or the Transferred Shares and Receiving Shareholders, respectively. One of the Receiving Shareholders is controlled by Mr. Mauricio Wior, the vice chairman of the Company, and the other is controlled by a former officer of DIC. The agreement was terminated in April 2021 by Koor. The main terms of the agreement were:

•
Koor will have the right to terminate the agreement at any time and receive all or part of the Transferred Shares. The Receiving Shareholders will not be able to transfer the Transferred Shares without Koor's approval and subject to additional terms, including the transferees assuming the Israeli Shareholder's obligation towards Koor pursuant to the Agreement and the transferees being "Israeli Shareholders" under the Company's cellular license.

•
As long as such requirement exits in the Company's cellular license, the Receiving Shareholders will have the right to appoint 10% of our directors )currently – one director). The Receiving Shareholders will vote with Koor in all shareholders resolutions (including the nomination of directors suggested by Koor). The Israeli Shareholders will be considered as joint-holders with Koor in our shares according to the Israeli Securities Law and, therefore, joint controlling shareholders.

•
The Transferred Shares (including all rights or income therefrom) will be pledged by a first-degree pledge in favour of Koor, and any realization of such pledge will be subject to the receipt of the MOC's approval, if required.

•
In case of any dividend or other distribution (including rights by way of a rights offering), these will be transferred by the Receiving Shareholders to Koor. In case of other corporate actions, including conversion, sub-division, consolidation etc., Koor may notify the Receiving Shareholders, at its sole discretion, if such rights will be part of the Transferred Shares or shall be transferred to Koor.

Minority shareholders agreements

Original minority shareholders (or their successors and assignees) currently own approximately 2.1% of our outstanding ordinary shares. These minority shareholders have granted the voting rights in these shares to Koor and are restricted from transferring these shares without the prior written consent of Koor and their transfer are subject to a right of first refusal in favor of Koor. Each of these minority shareholders has also committed not to compete, directly or indirectly, with our cellular communications business in Israel so long as he is a shareholder and for a period of one year thereafter.

Relationship with Affiliates

As of March 31, 2021, an aggregate amount of approximately NIS 10million principal amount of our Series H through L Debentures were held by an entity affiliated with DIC for the benefit of members of the public through mutual funds.

 As of March 30, 2021, an aggregate of 92,660 of our ordinary shares were held by members of the public through mutual funds which are managed by a subsidiary of DIC. Such holdings are not included in the holdings set forth in the Beneficial Owners' table above.
In the ordinary course of business, from time to time, we purchase, lease, sell and cooperate in the sale of goods and services, or otherwise engage in transactions with DIC or affiliates thereof, entities affiliated with DIC’s principal shareholders or officers and entities otherwise engaged with such DIC member or affiliates in a manner that may create a personal interest of our controlling shareholders or directors. We believe that all such transactions are on commercial terms comparable to those that we could obtain from unaffiliated parties. These transactions are subject to rigorous corporate governance rules, as described under Item 6.C under "Approval of Specified Related Party Transactions under Israeli Law".

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

Based on advice of counsel, we believe it is more likely than not that substantially all the claims and disputes detailed below will be determined in our favor and accordingly, no provision has been made in the financial statements in respect of these claims and disputes. As of 31 December 2020 We have made a provision in the amount of approximately NIS 59 million for the claim/s and dispute/s we are willing to settle or for which we cannot reach a conclusion that it is more likely than not that the claim/s and dispute/s will be determined in our favor.

Purported class actions and class actions

43 purported class actions have been filed against us and we are a party to 7 lawsuits that have been approved against us as class actions, mainly in connection with allegations that we, unlawfully, in violation of the law, our license or agreements with our subscribers, charged or overcharged our subscribers for our services or otherwise breached our obligations towards them, causing monetary and non-monetary damages.

Hereunder are details of material pending legal proceedings, in which the claimed amount is substantial or may have significant implications on our operations:

A purported class action filed with the Tel-Aviv District Court on November 2010, alleging we unlawfully charged our customers for third party content services. This motion is heard together with two additional certification motions concerning the content services from July 2014 and November 2019 (see below). The total amount claimed should it be approved as class action, was estimated by the plaintiff at NIS 300 million.

A purported class action filed with the Tel-Aviv District Court on May 2011, alleging we violated the provisions of our license by engaging in price discrimination towards our customers. In December 2019 the motion to certify the lawsuit as a class action was dismissed by the District Court and in February 2020 the plaintiff appealed the dismissal to the Supreme Court. A hearing was held in February 2021 and is awaiting judgment. The total amount claimed should it be approved as class action, was estimated by the plaintiff at NIS 150 million.

In January 2017 a motion to certify a lawsuit alleging we breached our obligation to disconnect customers within the time frame stipulated by law as a class action, filed with the Central District Court on February 2013, was partially approved with respect to customers who requested to be disconnected from the service and were not disconnected within the timeframe stipulated by law, even if we mistakenly thought the customer had retracted its disconnection notice. The main argument in the claim whereby we are obligated to disconnect the customer immediately upon request, without any attempt to retain the customer, was rejected by the District Court. In March 2019 the plaintiffs' appeal to the Supreme Court was also dismissed, and the case was returned to the District Court. The total amount claimed should it been approved as class action in its entirety, was estimated by the plaintiffs at NIS 72 million.

A purported class action filed with the Tel-Aviv District Court on July 2014 against us, two other cellular operators and a content provider, alleging sum charged and legal proceedings for their collection taken by the content provider are unlawful. In October 2020 the court recommended the plaintiff withdraws the claim and in December 2020 the plaintiff informed the court that it insists the motion be heard. The total amount claimed should it be approved as class action, was estimated by the plaintiff at NIS 300 million. A purported class action filed with the Tel-Aviv District Court on November 2016, alleging we unlawfully collected interest on handsets loan transaction, in which the effective interest exceeded the one permitted by law and/or without indicating the interest rate. In a court hearing held November 2020, the plaintiff retracted the excess interest cause of action. The total amount claimed should it be approved as class action, was estimated by the plaintiff at NIS 73 million.

A purported class action filed with the Central District Court on September 2017, alleging waiting times at our call centers are in violation of our license's provisions. At the Court's referral, the parties commenced mediation procedures. The total amount claimed should it be approved as class action, was estimated by the plaintiff at NIS 88 million.

A purported class action filed against us and two other cellular operators with the Tel-Aviv District Court on November 2019, alleging unlawful charges for third party content services. In December 2020 the plaintiff informed the Court it accepts the Court's recommendation to strike the motion. The total amount claimed should it be approved as class action, was estimated by the plaintiff at NIS 400 million.

A purported class action filed with the Tel-Aviv District Court on April 2020, alleging we misled our customers regarding the content of data package abroad and breached our agreement with them. The total amount claimed should it be approved as class action, was estimated by the plaintiff at NIS 82 million.

A purported class action filed with the Tel-Aviv District Court on July 2020, alleging we unlawfully and in violation of the agreement, raised service charges. The total amount claimed should it be approved as class action, was estimated by the plaintiff at NIS 100 million.

A purported class action filed with the Tel-Aviv District Court on January 2021, alleging we unlawfully and in violation of the agreement, did not inform our handset repair services customers who hold water and dust resistance phones, that once the phones are repaired, they will no longer be so resistant. The total amount claimed should it be approved as class action, was estimated by the plaintiff at over NIS 50 million. In April 2021, the parties submitted an agreed motion for the dismissal of the purported class action.

A purported class action filed with the Tel-Aviv District Court on February 2021, alleging we breached our obligation to provide human response in our call centers as required by law and our license.  The total amount claimed should it be approved as class action, was estimated by the plaintiff at NIS 150 million.

Hereunder are details of material class actions previously disclosed and resolved during 2020:

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

Our ability to pay dividends is subject to the following limitations under Israeli law: (1) dividends may only be paid out of cumulative retained earnings or out of retained earnings over the prior two years, provided that there is no reasonable concern that the payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due; and (2) our license requires that we and our 10% or more shareholders maintain at least $200 million of combined shareholders’ equity. Our shareholders’ equity on December 31, 2020 was over $ 200 million.

When we declare dividends, we do so in NIS and convert them for payment in US$ (where applicable) based upon the daily representative rate of exchange as published by the Bank of Israel prior to the distribution date.

In 2018, 2019 and 2020 our Board of Directors chose not to declare dividends given the intensified competition and its adverse effect on our results of operations and in order to strengthen our balance sheet.

B.           SIGNIFICANT CHANGES

No significant change has occurred since December 31, 2020, except as otherwise disclosed in this annual report.

ITEM 9.          THE OFFER AND LISTING

A.           OFFER AND LISTING DETAILS

Trading in Israel
Our ordinary shares have traded on the Tel Aviv Stock Exchange, or the TASE, under the symbol CEL since July 1, 2007.  Our ordinary shares do not trade on any other trading market in Israel.
Trading in the United States
Our ordinary shares have traded on the New York Stock Exchange, or NYSE, under the symbol CEL since February 7, 2007. On February 8, 2021 we voluntarily delisted our shares from trading on the NYSE.
B.           PLAN OF DISTRIBUTION

Not applicable.

C.           MARKETS

Our ordinary shares are listed on the TASE under the symbol “CEL.”

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

Shareholders Meetings

We are required to convene an annual general meeting of our shareholders once every calendar year within a period of not more than 15 months following the preceding annual general meeting. Our board of directors is required to convene a special general meeting of our shareholders at the request of two directors or one quarter of the members of our Board of Directors or at the request of one or more holders of 5% or more of our share capital and 1% of our voting power or the holder or holders of 5% or more of our voting power. All shareholders meetings require prior notice of at least 21 days, or up to 35 days if required by applicable law or regulation. The chairperson of our Board of Directors presides over our general meetings.  Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between 28 and 40 days in most cases or in certain exceptions, between four and 21 days prior to the date of the meeting.

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

Anti-Takeover Measures under Israeli Law

We currently do not have any authorized or issued shares other than ordinary shares.  The authorization of a new class of shares will require an amendment to our articles of association and to our memorandum, which requires the prior approval of our shareholders by a simple majority of the shares represented and voted upon at a shareholders meeting. Our articles of association provide that our Board of Directors may, at any time in its sole discretion, adopt protective measures to prevent or delay a coercive takeover of us, including, without limitation, the adoption of a shareholder rights plan.

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

Passive Foreign Investment Company Rules

The Company believes that it was not a PFIC for the taxable year of 2020. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time (and since the market value of the Company’s assets may be determined, in part, by reference to the market value of its shares, which has been volatile and may decline), there can be no assurance that the Company will not be a PFIC for any taxable year.  If the Company were a PFIC for any taxable year during which a U.S. holder owned a share in the Company, certain adverse consequences could apply to the U.S. holder. Specifically, gain recognized by a U.S. holder on a sale or other disposition of a share would be allocated ratably over the U.S. holder’s holding period for the share. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. holder on the Company's shares during the preceding three years or the U.S. holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (such as a mark-to-market election) may be available to U.S. holders and may result in alternative tax treatment. In addition, if the Company were a PFIC for a taxable year in which we pay a dividend or the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate holders would not apply. If the Company were a PFIC for any taxable year in which a U.S. holder owned the Company’s shares, the U.S. holder would generally be required to file annual returns with the Internal Revenue Service, or the IRS, on IRS Form 8621. Furthermore, if the Company is a PFIC for any taxable year during which a U.S. holder owned its shares, the Company will generally continue to be a PFIC with respect to such U.S. holder’s shares even if the Company ceases to be a PFIC for subsequent taxable years.

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

Taxation of Israeli Residents

The tax rate generally applicable to real capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a "significant shareholder" at the time of the sale or at any time during the 12-month period preceding such sale, the tax rate will be 30%. For this purpose, a significant shareholder is one that holds, directly or indirectly, alone or together with others, at least 10% of  any of our means of control (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director). An additional tax of 3% will be imposed on individuals whose annual taxable income exceeds a certain threshold (NIS 647,640 for 2021). Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to “business income”: currently, 23% for companies and a marginal tax rate of up to 47% for individuals, plus an additional tax of 3%, which is imposed on individuals whose annual taxable income exceeds a certain threshold (NIS 647,640 for 2021).

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

Moreover, an additional tax of 3% will be imposed on individuals whose annual taxable income exceeds a certain threshold (NIS 647,640 for 2021).

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

Under the U.S.-Israel income tax treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a treaty U.S. resident is 25%.  The maximum rate of withholding tax on dividends may be reduced to 12.5% in certain circumstances where the recipient of the dividend is a U.S. corporation holding 10% or more of our outstanding voting power during the tax year in which the dividend is distributed as well as during the whole of its prior tax year, provided that not more than 25% of the gross income for such preceding year consists of certain types of interest or dividends and certain other conditions under the U.S.-Israel income tax treaty are met. Eligibility for such reduced rate is conditioned upon presenting a withholding certificate issued by the Israel Tax Authority allowing for withholding at such reduced rate. The aforementioned rates under the U.S.-Israel income tax treaty will not apply if the dividend income was derived through a permanent establishment of the treaty U.S. resident in Israel.

A non-resident of Israel who has dividend income derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the obligation to file tax returns in Israel in respect of such income, provided that (i) such income was not derived from a business conducted in Israel by such non-resident of Israel, and (ii) the non-resident of Israel has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

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

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our activity exposes us to risks related to various financial instruments, such as currency risks and cash flow risks for changes to the dollar exchange rate, to the interest rate and the Consumer Price Index. Our risk management focuses on taking action to reduce potential negative financial effects on our financial results.

Our main exposure is to changes in the Consumer Price Index, since some of our costs as well as some of the debentures issued by us are index-linked, and to changes in the dollar exchange rate (mainly due to dollar payments for the purchase of end-user and network equipment and television service content and payments to international operators). We are acting to reduce the economic exposure to these financial risks through derivative financial instruments for hedging the exposures in amounts and scopes that are examined from time to time.

We monitor the market risks through our Board of Directors financial exposure management committee that was established for the purpose of reviewing, supervising, and managing the market risks, according to the risk management policy that was determined by our Board of Directors.

For additional details see note 24 to our financial statements, incorporated by reference into this report.

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.          CONTROLS AND PROCEDURES

Disclosure Controls and Procedures
Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2020, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.
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

              Management has excluded Golan from its assessment of internal control over financial reporting as of December 31, 2020 because it was acquired by us in a purchase business combination during 2020. Golan is our wholly-owned subsidiary whose total assets and total revenues excluded from management’s assessment of internal control over financial reporting represent 2% and 2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2020.

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2020. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

Based on our assessment, management believes that as of December 31, 2020 our internal control over financial reporting is effective based on these criteria.

Attestation Report of the Registered Public Accounting Firms

The effectiveness of  internal control over financial reporting as of December 31, 2020 has been audited by our independent registered public accounting firm, Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, and its report as of March 17, 2021, expresses an unqualified opinion on the effectiveness Company's internal control over financial reporting.

This report is included in pages 145-148 in this annual report.

Changes in Internal Control Over Financial Reporting
During the period covered by this annual report, there has been no change in our internal control over financial reporting that occurred that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.
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
ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, serves as our independent registered public accounting firm.

These accountants billed the following fees to us for professional services in each of those fiscal years:

	2019	2020
	(NIS in thousands)
Audit Fees	2,300	2,304
Tax Fees and other	165	419
Total	2,465	2,723

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

ITEM 16H.       MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.          FINANCIAL STATEMENTS

See Item 18.

ITEM 18.          FINANCIAL STATEMENTS

Pages F4 through F87 from our annual report 2020, furnished to the SEC on Form 6-K, dated March 17, 2021, are incorporated by reference into this Form 20-F:

page
Consolidated Statements of Financial Position as of December 31, 2020 and 2019	F - 4
Consolidated Statements of Income for the years ended December 31, 2020, 2019 and 2018	F - 5
Consolidated Statements of Comprehensive Income for the years ended December 31, 2020, 2019 and 2018	F - 6
Consolidated Statements of Changes in Equity for the years ended December 31, 2020, 2019 and 2018	F - 7
Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018	F - 8 - F - 9
Notes to the Consolidated Financial Statements	F - 10 - F - 87

ITEM 19.          EXHIBITS

Exhibit Number	Description

1.1	Updated Articles of Association and Memorandum of Association (7)

2.1	Form of Ordinary Share Certificate(1)

2.1.1	Description of Securities Registered under Section 12 of the Exchange Act*

4.7	Shelf Prospectus Indenture dated March 7, 2012, between Cellcom and Strauss Lazar Trust Company (1992) Ltd. (2)

4.7.1	Amendment and Addendum no. 1 to the Indenture from January 19, 2012, dated March 7, 2012, between Cellcom and Strauss Lazar Trust Company (1992) Ltd. (2)

4.8	Series H and I Indenture dated June 23, 2014, between Cellcom and Mishmeret Trust Services Company Ltd., as amended in Addendum no.1 dated June 26, 2014(3)

4.9	Series J and K Indenture dated September 25, 2016, between Cellcom and Mishmeret Trust Services Company Ltd. (4)

4.10	Series L Indenture dated January 21, 2018, between Cellcom and Strauss Lazar Trust Company (1992) Ltd.(5)

4.13	Amended Non-Exclusive General License for the Provision of Mobile Radio Telephone Services in the Cellular Method dated June 27, 1994*

4.15	Amended 2015 Share Incentive Plan(6)

8.1	Subsidiaries of the Registrant(*)

12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act *

12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act *

13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act *

15.1	Consent of Independent Registered Public Accounting Firm - Somekh Chaikin *

15.2	Consent of Independent Registered Public Accounting Firm - Kesselman & Kesselman*

101.INS	XBRL Instance Document - incorporated by reference to the Registrant's report furnished to the SEC on Form 6-K on March 17, 2021.

101.SCH	XBRL Taxonomy Extension Schema Document - incorporated by reference to the Registrant's report furnished to the SEC on Form 6-K on March 17, 2021.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document - incorporated by reference to the Registrant's report furnished to the SEC on Form 6-K on March 17, 2021.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document - incorporated by reference to the Registrant's report furnished to the SEC on Form 6-K on March 17, 2021.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document - incorporated by reference to the Registrant's report furnished to the SEC on Form 6-K on March 17, 2021.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document - incorporated by reference to the Registrant's report furnished to the SEC on Form 6-K on March 17, 2021.
______________

*	Filed herewith.

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

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Cellcom Israel Ltd.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the consolidated statements of financial position of Cellcom Israel Ltd. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity, and cash flows for the years then ended, including the related notes, as listed in the index appearing under Item 18  (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Change in Accounting Principle
As discussed in Note 3O to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.
Convenience Translation
The consolidated financial statements as of and for the year ended December 31, 2020 have been translated into United States dollars (“dollars”) solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Israeli Shekels have been translated into dollars on the basis set forth in Note 2D to the consolidated financial statements.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Golan Telecom Ltd. from its assessment of internal control over financial reporting as of December 31, 2020 because it was acquired by the Company in a purchase business combination during 2020. We have also excluded Golan Telecom Ltd. from our audit of internal control over financial reporting. Golan Telecom Ltd. is a wholly-owned subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 2% and 2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2020.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment assessment – Cellular and Fixed-line segments
As described in Note 14 to the consolidated financial statements, the Company's goodwill balance with respect to the cellular and fixed-line segments was NIS 831 million and NIS 732 million, respectively, as of December 31, 2020. The Company conducts an impairment test at each year end, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. Potential impairment is identified by comparing the carrying value of a cash generating unit to its recoverable amount, including goodwill. The recoverable amount is the higher of an asset's fair value less costs to sell and value-in-use. The recoverable amount of the cellular and fixed-line segments was estimated by management using a discounted cash flow model.  Management’s cash flow projections for the cash generating units included significant judgments and assumptions relating to the average revenue per user, the market share, the terminal value growth rate and the pre-tax discount rate.
The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the cellular and fixed line segments is a critical audit matter are (i) the significant judgment by management when developing the value in use measurement of the cellular and fixed-line segments; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to the average revenue per user, the market share, the terminal value growth rate and the pre-tax discount rate ; (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the Company’s cash generating units. These procedures also included, among others, evaluating the appropriateness of the discounted cash flow model, testing the completeness, accuracy, and relevance of underlying data used in the model, and evaluating the significant assumptions used by management, including the average revenue per user, the market share, the terminal value growth rate and the pre-tax discount rate. Evaluating management’s assumptions related to the average revenue per user, the market share, the terminal value growth rate and the pre-tax discount rate involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the cash generating unit, (ii) the consistency  with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skills and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and certain significant assumptions, including the average revenue per user, the market share, the terminal value growth rate and the pre-tax discount rate.
Valuation of Identifiable Intangible Assets from the purchase of Golan Telecom
As described in Note 7 to the consolidated financial statements, the Company completed the acquisition of Golan Telecom Ltd. shares for a net consideration of NIS 613 million on August 26, 2020. This resulted in NIS 146 million of identifiable intangible assets being recorded. Management applied significant judgment in estimating the fair value of identifiable intangible assets acquired, which involved the use of significant estimates and assumptions with respect to the revenue projections, the growth rate, the customer attrition rates, the royalty rate and the discount rate used in respect of the identifiable intangible assets recorded.

The principal considerations for our determination that performing procedures relating to the valuation of the identifiable intangible assets   of Golan Telecom Ltd. is a critical audit matter are (i) the high degree of auditor judgment and  subjectivity in performing procedures relating to the fair value measurement of the identifiable intangible assets acquired due to the significant judgment by management when developing the estimate; (ii) significant  audit effort in evaluating the key assumptions relating to the estimate, such as the revenue projections, the growth rate, the customer attrition rates, the royalty rate and the discount rate used in respect of the identifiable intangible assets recorded; and (iii) the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the  effectiveness of controls relating to the valuation of the identifiable intangible assets by management including controls over the development of the assumptions related to the valuation of the identifiable intangible assets, including revenue projections, growth rate, customer attrition rates, the royalty rate and the discount rate. These procedures also included, among others testing management’s process for estimating the fair value of identifiable intangible assets. Testing management’s process included evaluating the appropriateness of the valuation methods, testing the completeness and accuracy of data provided by management, and evaluating the reasonableness of significant assumptions related to the revenue projections, growth rate, customer attrition rates, the royalty rate and the discount rate for the identifiable intangible assets. Evaluating the reasonableness of the cash flow projections involved considering the past performance of the acquired business, as well as economic and industry forecasts. The discount rate was evaluated by considering the cost of capital of comparable businesses and other industry factors. Professionals with specialized skills and knowledge were used to assist in the evaluation of the Company’s cash flow projections.
/s/ Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member firm of PricewaterhouseCoopers International Limited

Tel Aviv, Israel
March 17, 2021
We have served as the Company’s auditor since 2018.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Cellcom Israel Ltd.
Opinion on the Consolidated Financial Statements
We have audited the consolidated statements of income (loss), comprehensive income (loss), changes in equity, and cash flows of Cellcom Israel Ltd. and its subsidiaries (the “Company”) for the year ended December 31, 2018, including the related notes, as listed in the index appearing under Item 18  (collectively the “consolidated financial statements”).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the results of the operations and cash flows of the Company for the year ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Change in Accounting Principle
As discussed in Note 3I to the consolidated financial statements, the Company changed the manner in which it accounts for financial instruments in 2018.
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
/s/ Kesselman & Kesselman	/s/ Somekh Chaikin

Certified Public Accountants (Isr.)	Certified Public Accountants (Isr.)

A member Firm of PricewaterhouseCoopers International Limited	Member Firm of KPMG International

Kesselman & Kesselman have served as the Company’s auditor since 2018.	Somekh Chaikin has served as the Company’s auditor from 1994 to 2018.

Tel Aviv, Israel
March 18, 2019

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cellcom Israel Ltd.

By:	/s/ Avi Gabbay
	Name:	Avi Gabbay
	Title:	Chief Executive Officer

Date: April 28, 2021